Form 20-F
period 2002-12-31
CALEDONIA MINING CORP
filed 2003-06-16
CIK 766011

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                                   (Mark One)

         [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002
                                             -----------------

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from ___________ to _________________

                        Commission file number 000-13345


                          CALEDONIA MINING CORPORATION
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 ONTARIO, CANADA
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

         UNIT #9, 2145 DUNWIN DRIVE, MISSISAUGA, ONTARIO, CANADA L5L 4L9
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        NIL                                           NIL
---------------------               -------------------------------------------
(Title of each class)               (Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
-------------------------------
(Title of class)

Securities for which there is a reporting obligation Pursuant to Section 15(d) of the Act.

      NIL
----------------
(Title of class)

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

  211,795,270                       (as of December 31,2002)
---------------                     ------------------------
(Common shares)

Indicate whether the Registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X          No
     ---            ---

Indicate which financial statement item the Registrant has elected to follow:

Item 17  X      Item 18
        ---             ---

NOTE: Caledonia Mining Corporation was created on February 5, 1992 following the amalgamation of its three predecessor companies, namely Golden North Resource Corporation, Thorco Resources Inc. and Doelcam Mining Corporation. For accounting purposes, the Amalgamation was treated as a purchase acquisition by Doelcam Mining Corporation of the other two predecessor companies.

NOTE: THAT ALL REFERENCE TO MONIES HEREIN ARE TO CANADIAN DOLLARS UNLESS OTHERWISE SPECIFICALLY INDICATED.

================================================================================

                                     PART 1

1.       IDENTITY of DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.       DIRECTORS AND SENIOR MANAGEMENT

         Not required as this is an "annual report under the Exchange Act".

2.       ADVISERS

         Not required as this is an "annual report under the Exchange Act".

3.       AUDITORS

         Not required as this is an "annual report under the Exchange Act".

HOWEVER, THE INFORMATION REQUIRED ABOVE CAN READILY BE DETERMINED FROM THE 2002 ANNUAL REPORT OF THE RESPONDENT ON PAGES 33 AND 34.

2.       OFFER STATISTICS AND TIMETABLE

         1.   OFFER STATISTICS

              Not required as this is an "annual report under the Exchange Act".

         2.   METHOD AND EXPECTED TIMETABLE

              Not required as this is an "annual report under the Exchange Act".

3.       KEY INFORMATION

         1.   Selected Financial Data

              TABLE 3 A shows the applicable selected financial data for the 5-year period 1998 to 2002 in Canadian Generally Accepted Accounting Principles.

              TABLE 3 A (i) shows the applicable selected financial data for the 5-year period 1998 to 2002 in United States Generally Accepted Accounting Principles.

              TABLE 3 A (ii) shows the $US exchange rates against the $ Canadian for each the 5 year periods indicated, the average exchange rate and the range of high and low rates for each year.

     TABLE 3A - SELECTED FINANCIAL INFORMATION - CANADIAN GENERALLY ACCEPTED
                             ACCOUNTING PRINCIPLES

                                                                  2002          2001          2000         1999         1998
                                                                -------       -------       -------      -------      -------
   FINANCIAL - $ THOUSANDS CDN EXCEPT PER SHARE AMOUNTS

Revenue from Operations                                              27           124         6,732       14,701       15,523

Gross Profit (Loss)                                                (103)         (126)          304        2,090        2,771

Earnings (loss) from Continuing Operations                       (4,331)       (1,195)       (1,591)     (12,770)     (50,494)

Expenses (General, Administration, Interest, Amortization)        1,578         1,130         2,143        3,853        7,566

Net Income (Loss) for the Year                                   (4,331)       (1,195)        7,412       (7,460)     (50,437)

Cash                                                              1,864            90            75           51           91

Current Assets                                                    2,094           184           200        2,179        4,175

Total Assets                                                     24,767        24,973        25,063       33,189       50,831

Current Liabilities                                               1,336         2,701         2,556        5,143        7,678

Long Term Liabilities                                             1,280         1,813         1,813       21,747       34,032

Working Capital (Deficiency)                                        758        (2,517)       (2,356)      (2,964)      (3,503)

Shareholders' Equity                                             22,151        20,459        20,694        6,299        9,121

Total Capital Expenditures                                          300            --            --          345          464

Expenditures on Mineral Properties                                  624            23           120          353        2,458

Financing Raised                                                  4,786         1,078           979          497        2,452

Dividends Declared                                                   --            --            --           --           --

                       SHARE INFORMATION

Market Capitalization ($ Thousands)                              86,836         9,086        10,374        3,441        4,578

Shares Outstanding (Thousands)                                  211,795       165,202       148,202       68,830       41,615

Warrants & Options (Thousands)                                   28,055        19,566         7,566        7,566        3,986

Earnings (Loss) per Share                                        (0.023)       (0.008)        0.080       (0.120)       (1.35)

Net Income (Loss) from Continuing Operations per Share           (0.023)       (0.008)        (0.02)       (0.21)       (1.35)

 TABLE 3A(i) - SELECTED FINANCIAL INFORMATION - UNITED STATES GENERALLY ACCEPTED
                              ACCOUNTING PRINCIPLES


FINANCIAL - $ THOUSANDS CDN EXCEPT PER SHARE AMOUNTS                        2002         2001         2000        1999        1998
                                                                          -------      -------      -------      ------     -------
Revenue from Operations                                                        27          124        6,732      14,701      15,523

Gross Profit (Loss)                                                          (103)        (126)         304       2,090       2,771

Earnings (loss) from Continuing Operations                                 (3,795)      (1,202)      (2,481)     (3,948)    (50,302)

Expenses (General and Administration, Interest and Amortization)            3,345        1,130        2,143       3,853       8,227

Net Income (Loss)                                                          (3,795)      (1,202)       9,574      (1,966)    (39,489)

Cash                                                                        1,864           90           75          51          91

Current Assets                                                              2,094          184          200       2,179       4,175

Total Assets                                                               13,439       11,342       11,439      17,572      28,815

Current Liabilities                                                         1,336        2,701        2,556       5,143       7,678

Long Term Liabilities                                                       1,280        1,813        1,813      21,121      33,460

Working Capital (Deficiency)                                                  758       (2,517)      (2,356)     (2,964)     (3,503)

Shareholders' Equity (Deficiency)                                          10,823        6,828        7,070      (8,692)    (12,323)

Total Capital Expenditures                                                    300           --           --         345         464

Expenditures on Mineral Properties                                            624           23          120         353       2,458

Financing Raised                                                            4,786        1,078          979         497       2,452

Dividends Declared                                                             --           --           --          --          --

                              SHARE INFORMATION

Market Capitalization ($ Thousands)                                        86,836        9,086       10,374       3,441       4,578

Shares Outstanding (Thousands)                                            211,795      165,202      148,202      68,830      41,615

Warrants & Options (Thousands)                                             28,055       19,566        7,566       7,566       3,986

Basic and Diluted Earnings (Loss) per Share from Continuing Operations     (0.020)      (0.008)      (0.030)     (0.070)     (1.350)

Basic and Diluted Net Income (Loss) per Share                              (0.020)      (0.008)       0.090      (0.020)     (1.350)



TABLE 3A(ii) - SUMMARY OF EXCHANGE RATES FOR THE 5-YEAR PERIOD - 1998 TO 2002

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year.

EXCHANGE RATE                               2002       2001       2000       1999       1998
                                           ------     ------     ------     ------     ------
Rate at the End of the Period (1)          1.5591     1.5775     1.4995     1.4433     1.5333

Average Rate (2)                           1.5703     1.5490     1.4854     1.4857     1.4835

High Rate (1)                              1.6033     1.5955     1.4341     1.4433     1.4075

Low Rate (1)                               1.5276     1.4991     1.5593     1.5298     1.5765

NOTES:

(1) The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(2) The average rate means the average of the exchange rates on the last day of each month during the year.

(3) High and low rates of exchange for each of the 6 months from November 2002 to April 2003 and to May 22, 2003 are as follows:

                       NOV. 2002      DEC. 2002      JAN. 2003      FEB. 2003      MAR. 2003      APR. 2003      MAY  2003
                       ---------      ---------      ---------      ---------      ---------      ---------      ---------
         HI               1.5748         1.5652         1.5442         1.5161         1.4801         1.4846         1.4221

         LOW              1.5686         1.5559         1.5371         1.5092         1.4714         1.4471         1.3446

B.       CAPITALIZATION AND INDEBTEDNESS.

         Not required as this is an "annual report under the Exchange Act"

C.       REASON FOR THE OFFER AND USE OF PROCEEDS

         Not required as this is an "annual report under the Exchange Act"

D.       RISK FACTORS

         An investment in the securities involves a high degree of risk. Investors need to carefully consider the following risk factors, in addition to the other information contained in this section "C" and the Exhibits hereto.

INDUSTRY COMPETITION

The mining industry is a highly diverse and competitive international business. The selection of geographic areas of interest are only limited by the degree of risk a company is willing to accept in moving into emerging markets or prospecting in virgin territory. Mining by its nature, is a competitive business in the search for fresh ground with good exploration potential and obtaining of the financing required to move projects forward. It is a global industry that falls victim to cyclical variations in price for commodities that it produces as dictated by supply and demand factors, speculative factors and industry-controlled marketing cartels. Nature provides the ultimate uncertainty with geological surprises. Caledonia accepts the risks associated with this industry competition and undertakes extensive activities in the high-risk re-emerging markets of southern and central Africa and to a lesser extent in the extreme northern areas of Canada. Commensurate with the acceptance of this risk profile is the potential for high rewards.

EXPLORATION AND DEVELOPMENT

The exploration and development of mineral deposits involve significant risks. These include the commercial viability of the mineral deposit, which itself depends upon the ore body location (geographical, topographical, depth, etc.); the size (tonnage); mineral grade(s); metallurgical ore characteristics and proximity of the deposit to infrastructure; the metal prices; unusual or unexpected formations or other geological conditions and other factors; regulatory developments; market conditions; the liability for pollution and other hazards which may or may not be insured against; available permits; governmental taxation and mining royalties; social responsibilities; additional funding and other factors beyond the control of the Company. Locating mineral deposits depends upon a number of factors, including the technical expertise and skill of the exploration personnel involved. Political and currency risks are also present for Caledonia given its worldwide interests and investments.

HISTORY OF LOSSES; ACCUMULATED DEFICIT; NO ASSURANCE OF REVENUE OR OPERATING PROFIT

Since inception from February 1992, the Company has experienced a loss in every year except 1994 and 2000. As at December 31, 2002 the consolidated accumulated deficit is $127.9 million. A substantial portion, 79%, of the accumulated loss relates to capital asset and mineral property write-downs. A further 9% is due to discontinued operations prior to 1998 and the balance of 12% relates to operational and administration activity. Operational activity is defined as gross profit from mining operations less expenses such as amortization, general and administration, interest on debt and other miscellaneous expenses.

Write-downs on capital assets and mineral properties are typical for the mining industry. The Company follows the policy of reviewing the carrying value of assets relative to current market conditions on an annual basis. In 1997, Caledonia reduced the carrying value of its investment in the two South African gold mines by recording a write-down of $44.9 million. This reduction was made in response to a decline in the average price of gold from about $364 US in 1996 to $327 US in 1997 and the placing of the two mines onto "care and maintenance". Similarly in 1998 and 1999 these assets were further reduced by $10.6 million and $2.4 million when the gold price fell to the mid $US 200's. If gold prices recover to acceptable levels and the South African mines are placed back into production, a substantial portion of the write-down could be recovered as earnings. However, there is no assurance this event will occur. The carrying value of Caledonia's Kadola exploration property in Zambia, amounting to $2.6 million was written down to $1,000 due to lack of activity on the property.

Also, changes in the local country's currency exchange rate against the $US, which is the predominant "quoting" currency of gold, precious metals, base metals and precious stones can significantly affect the economics of mining. For example, the price of gold in South African Rand currency per 1 kilogram of the metal sold increased from about R 70,000 in mid 2001 to in excess of R120,000 per kilogram towards the end of the 2001 year and has since declined to about R 80,000 at the end of April 2003 despite a significant increase in the US$ price of gold over the same period. As well as the metal prices, climatic conditions can also affect the economics of mining. In the latter half of 2001 for example, the extremely wet weather in Southern Spain, coupled with the lower gold price reduced the amount of economic ore available for processing at the Filon Sur Gold Mine. This, along with other factors, resulted in the placing of Filon Sur into liquidation in early 2002 and the termination of the management services agreement with the Company. Consequently there is no assurance of a revenue stream from management services. The Company was contracted to earn management service fees from Filon Sur equal to 30% of the free cash flow generated in the years 2000 and 2001.

In general, mining companies react to changing commodity prices by searching for new methods of operating to either increase the volume of production from existing ore reserves or reduce operating costs. Caledonia is continuously searching for new production methods and operating cost efficiencies in an attempt to mitigate the effects of lower commodity prices on operating profits. However, there is no guarantee the Company will be successful in its efforts. At Caledonia's Barbrook mine which is scheduled to re-start gold production in the 2nd quarter of 2003, Caledonia has introduced new technology of Resin leaching to increase its gold recovery and therefore enhance economics.

The Corporation intended, by keeping its two South African gold mines on a "care and maintenance basis", to be able to re-start them upon relatively short notice should there be a sudden and significant improvement in the gold price which could allow the mines to be operated economically. In 2002, the Corporation commenced the rehabilitation work to bring its Barbrook mine back into production in early 2003. If the gold price recovers to a sustainable economic Rand price of gold per kilogram then the rehabilitation work at the Eersteling mine will probably commence later in 2003.

NEED FOR ADDITIONAL FUNDS

It is the belief of the Company that the recent financing by a group of private investors that closed on the 6th January 2003 and which provided gross funding of $3.0 million and the recent exercise of common share purchase warrants of about $ 1.47 million will sustain the Company for 2003 and into the year 2004. The resumption of gold production at the Company's Barbrook mine will also generate cash flow in 2003. However, if funds fall short of requirements, the Company will undertake financing options such as private placements with private investors, and, if still insufficient, will investigate the potential for the sale of assets or the sale of joint venture interests in its various properties. The funds raised by the 2002/3 financing have been and will mainly be used on activities which will allow the Corporation to maintain and/or re-start operations, to reduce payables and some of the current short term debt and for drilling/possible bulk sampling and processing of material from the Company's Goedgevonden diamond and the Rooipoort platinum projects in South Africa. The funds raised will be sufficient to move forward with the direct development of some of the assets if economically and technically justified. However, two of the Corporation's assets are subject to joint venture agreements that are fully funded by the joint venture partner. It is the Corporation's intention to seek joint venture partners for most, if not all of its exploration properties.

DEPENDENCE UPON KEY PERSONNEL

The Company's success depends (i) on the continued contributions of its directors, executive officers, and consultants and (ii) on the Company's ability to attract new personnel whenever the Company seeks to implement its business strategy. During the Company's limited operating history and the continuous shortage of funding between 1997 and mid 2002, most of the key responsibilities within the Company have been assigned to a small number of individuals. With the start up the Barbrook mine and the expansion of other Southern Africa projects, various consultants have been engaged to assist with the increased technical and administrative workload.

ABSENCE OF DIVIDENDS

The Company has never paid and does not intend to declare or pay cash dividends on Common Stock in the foreseeable future.

POSSIBLE VOLATILITY OF SHARE PRICE

Market prices for securities of mining companies have been volatile. Factors, such as rapidly changing commodity prices, political unrest in countries where the Company operates, speculative interest in mining stocks etc. are a few items that can affect the volatility of the share price. The volatility of the Company's stock may also be affected by the relative lack of institutional and stock analyst coverage of the Company.

4.       INFORMATION ON THE COMPANY

   A.      HISTORY AND DEVELOPMENT OF THE COMPANY

     CALEDONIA MINING CORPORATION (the "Corporation") was incorporated, effective February 05, 1992, by the amalgamation pursuant to the laws of the Province of British Columbia, Canada of two "public" companies and one "private" company. The two public companies were Golden North Resource Corporation ("Golden North"), a British Columbia company and Thorco Resources Inc. ("Thorco"), an Ontario company. The private company was Doelcam Mining Corporation ("Doelcam"), an Ontario company. Such three companies being herein variously referred to as the "Amalgamating Companies".

     One of the Amalgamating Companies, Golden North was itself created, effective October 1, 1986 by the amalgamation, pursuant to the laws of the Province of British Columbia, Canada, of two "public" British Columbia companies named Golden North Resource Corporation ("Golden North") and Good Hope Resources Ltd. ("Good Hope") - such two companies being herein variously referred to as the "Predecessor Companies". Predecessor Corporation Golden North was itself created by an amalgamation, which became effective on August 30, 1984, of three companies incorporated in the Province of British Columbia, Canada, named Grove Explorations Ltd., Rosmac Resources Ltd. and N.W.P. Resources Ltd.

     The amalgamation of companies under the British Columbia Corporation Act is in effect a merger of the Amalgamating Companies into a single new corporate entity, which replaces the original Amalgamating Companies. As a result of the amalgamation, the Corporation became possessed of all the assets and assumed responsibility for all of the liabilities, of the Amalgamating Companies.

     As a result of the amalgamation, all of the issued and outstanding shares of the Amalgamating Companies were exchanged for fully paid and non-assessable common shares in the capital of the Corporation. As a result of the share exchange the Corporation issued a total of 10,632,567 common shares to the shareholders of the Amalgamating Companies. The share exchange was on the following basis:

     - 0.71672 shares of the Corporation for one share of Golden North;
     - 0.19426 shares of the Corporation for one share of Thorco;
     - 0.70810 shares of the Corporation for one share of Doelcam

     The shares of Golden North and Thorco were, prior to the amalgamation, listed on the Toronto Stock Exchange in Toronto Ontario, Canada. Additionally, up to 1991, Golden North was listed on the Vancouver Stock Exchange in Vancouver British Columbia, Canada and was also quoted on NASDAQ in the U.S. Following the amalgamation, the shares of the Corporation were listed for trading on the Toronto Stock Exchange and quoted on the NASDAQ small caps market. In October 1995, the Corporation was elevated to the NASDAQ National Market from the small caps market.

     In March 1995, the Corporation decided to de-register as a Corporation registered under the laws of the Province of British Columbia, and simultaneously, was registered as a Canadian Corporation under the provisions of the Canadian Business Corporations Act (CBCA).

     The addresses and telephone numbers of the Corporation's two principal offices are:

         IN CANADA                            IN SOUTH AFRICA
         Caledonia Mining Corporation         Greenstone Management Services
         Suite 9, 2145, Dunwin Drive,         24, 9th Street, Lower Houghton
         Mississauga, L5L 4L9                 Johannesburg, Gauteng, 2000
         Ontario, Canada                      South Africa
         (1) 905 607 7543                     (27) 11 447 2499

         The above principal Canadian office address is the same as that given in the 2001 Form 20F.

     In 1997, the NASDAQ stock market put the Corporation on notice that new listing requirements were in the process of being implemented. A minimum bid price of $1.00 U.S. per share for a period of ten consecutive trade days is required for the Corporation to regain compliance with the new listing requirements. The Corporation was unable to regain compliance and on October 16th 1998, the Corporation announced that the NASDAQ Stock Market, Inc. would no longer quote Caledonia's securities for trading. In addition to trading on the Toronto Stock Exchange, Caledonia's common stock commenced trading on NASDAQ's OTC Bulletin Board system under the same symbol, CALVF, immediately after removal from the NASDAQ National Market.

     On April 6, 2000, the Board of Directors of the Corporation approved a letter of intent dated April 4, 2000 whereby the Corporation disposed of its investment in Filon Sur S.A. ("Filon Sur") and Fynegold Exploration Limited ("Fynegold"). In relation to the above transaction, reference is made to note 5 (b) of the Corporation's financial statements contained in the 2000 Annual Report, which information was incorporated therein by reference in the 2000 Form 20F.

     In August 2000, the Corporation was notified by its joint venture partner on its Mulonga Plain properties in Zambia that it had expended more than $US 3 million on exploration on the properties and as such had earned a 60% interest in that property. The joint venture party has continued work on the Mulonga Plain properties in 2002 in its search for diamondiferous kimberlite pipes and has planned further exploration work for the 2003 exploration season.

     In August 2000, the Corporation concluded a deal with a major mining company whereby the company would spend a total of $750,000 over a 3 year period on the Corporation's Kikerk Lake diamond property in northern Canada to earn a 52.5% interest in the property from the Corporation who at that time held a 70% interest. By the end of 2002 the mining group had spent in excess of $750,000 on the Kikerk property and had earned a 52.5% interest. The joint venture parties have signed a 3-way joint venture exploration agreement in early 2002 and the operator of the joint venture has completed an approximate $1.5 million winter and summer exploration program in 2002. The operator has proposed a further $600,000 exploration program for 2003.

     In August 2000, the Corporation signed a heads of agreement with a major mining group over the Corporation's Nama group licences in Zambia - the "Kalimba project". The mining group undertook to spend $US 2,500,000 over a 4 year period to earn a 30% interest in the property by funding all of the exploration work on the Kalimba project. The mining group could have increased its interest to 50% by spending a further $4,000,000 in the same 4-year period. The mining group carried out exploration work on the Kalimba project between 2000 and March 2002 when it withdrew from the joint venture as part of its overall cut-back in its world-wide exploration. The property is again fully owned by Caledonia. Talks have been held with another potential joint venture partner in 2002 but without any agreement being reached.

     In November 2000, the Corporation signed a heads of agreement with Springs Hills Trading Limited ("Spring Hills") regarding a Purchase and Option Agreement for the Corporation's shareholding in the Barbrook and the Eersteling gold mines in South Africa. Both of these mines have been on care and maintenance since 1997. Further information on the Agreement can be found on page 3 of the 2000 Annual Report and in note 13 of the of the 2000 financial statements, which were incorporated by reference in the 2000 Form 20F (and also the 2001 Form 20F).

     In March 2001, Spring Hills had discharged only some of its obligations to Barbrook's creditors and had not made any of the scheduled payments to Caledonia. The Corporation considered Spring Hills to be in default of its agreements with the Corporation and issued the necessary legal notice to Spring Hills cancelling the Agreements. All expenditures made by Spring Hills were forfeited to the Corporation and the Corporation proceeded to claim damages from Spring Hills for non-performance. This legal action was still unsettled at the 2002 year-end.

     The Corporation has not been involved in any significant reorganization, mergers, receiverships or bankruptcies. However in January 2002, the Corporation's management service agreement with the Filon Sur Gold Mine in Southern Spain was effectively terminated due to the placing of Filon Sur into liquidation by its major shareholder.

     In 2002, the Corporation raised about $ 4,2 million equity financing (net of fees) from private placements and a convertible debenture and about $1.5 million from the exercise of warrants. For details of the above equity financing and the sale of the warrants please refer to Note 6 of the Financial Statements on page 23 of the 2002 Annual Report that are incorporated herein by reference. In early 2003, the Corporation raised approximately $1.2 million from equity financing (net of fees) from the portion of the private placement carried over from December 2002, about $1.2 million from the exercise of warrants and about $0.037 million from the exercise of share options.

     A full description of the Corporation's involvement in its various subsidiaries is given in the following section - 4 (B). From time to time the Corporation receives mineral property and business proposals from third parties for review as potential investment opportunities. The Board of Directors or the officers of the Corporation will review and evaluate those opportunities of merit and interest to the Corporation. In the past year the Corporation became involved with the mineral exploration and gold producing properties, "Rooipoort" and "Mogale Gold" respectively, in South Africa following the review procedure outlined above.

B        BUSINESS OVERVIEW

            MINING AND EXPLORATION PROPERTIES:

     (1)    FILON SUR GOLD MINE

     Until June 30 2000, the Corporation owned a 99.5% interest in the Filon Sur gold mine located at Tharsis in the Province of Huelva in the Andalucia area of southern Spain. The Filon Sur mine had the right to mine, reclaim and process all gossan and morrongo ores from the 10,000 acre Tharsis and La Zarza lands and mining concessions, historic mining districts located on the world famous Iberian pyrite belt. More recently the area has been mined extensively for pyrite to facilitate the manufacture of sulphuric acid.

     The Filon Sur heap leach gold recovery operation was one of the more recent mining ventures in this region of Spain and began operating in 1988. Gold and silver was recovered from in situ gossan ores that overlie sulphide deposits, as well as from gossan and morrongo stockpiles from previous mining operations. This operation was originally designed to mine, reclaim and process 400,000 tonnes per annum and was expanded to process 1,000,000 tonnes per annum. In November 1998 a plant extension to process up to 600,000 tonnes per annum of previously leached residues was constructed and commissioned. The gold and silver was recovered from a precipitation circuit that generated a precious metal precipitate that was smelted to produce dore bullion bars containing gold, silver and base metals. These dore bars were sent to a refinery in Spain for further processing.

     Reference is made to page 4 of the 2000 Annual Report for further information on the operation and production history of Filon Sur, which section was incorporated therein the 2001 Form 20F by reference. Since July 2000, the Corporation had a Management Services contract with Filon Sur, Filon Sur's majority shareholder and the Bank holding the mortgage on the mine and the property, to manage the mine in return for a fee of 30% of the free cash flow from the mine. The operation at the mine in early 2001 and the latter part of the year was severely affected by wet weather that affected all of the feed sources to the plant and reduced production significantly. Despite various efforts to reduce costs and increase production, operating losses were made throughout the year - especially from August 2001 onwards. Despite seeking respite from the critical cash flow shortage by attempting to obtain Government funding for the depressed Spanish mining industry, the mine could not produce a viable on-going operating plan and was placed into liquidation at a shareholders' meeting in January 2002. This effectively terminated the management services contract with the mine. Because of the poor operating and economic results, there was no free cash from the mine in 2001 and therefore no fees were paid to the Corporation for management services.

     (2)    BARBROOK GOLD MINE

     The 100% owned Barbrook gold mine is located near the town of Barberton in the Mpumalanga province of the Republic of South Africa. Pretoria and Johannesburg are approximately 375 km to the west. Barberton is the natural and historic centre of the mining district in the Mpumalanga province. The town has a history of mining dating back more than 100 years. The present property, which covers an area of 10,625 acres and extends for a distance of about 28 km along strike, represents a consolidation of about 20 old mines.

     The Barbrook gold deposits occur in the Barberton Greenstone belt, the host for the other gold deposits in the area. The belt is of Archaean age and includes some of the oldest volcanic and sedimentary rocks in South Africa. The belt trends southwest to the northeast and has been intruded and deformed by various granite plutons at the margins. The Barbrook property covers two steeply dipping banded iron formations oriented in an east-west direction. These two shear zones, called the Zwartkoppie and Barbrook Lines are the host to the Barbrook gold deposits.

     During 1997, prior to the suspension of activities, the mine was operating at a rate of 17,000 tonnes per month and the process plant was operating at about 20,000 tonnes per month of underground ore. The plant has, in the past, processed oxide ore at rates in excess of 30,000 tonnes per month. Through 2000, operations remained suspended at Barbrook due to the continuing low gold price. However, toward the end of 2000, Spring Hills, who had signed a purchase contract for the mine with the Company, had started to re-commission the metallurgical plant and the tailings disposal system. In early 2001, Spring Hills with the aid of a mining contractor commenced exploration and limited mining and processing from an oxide mineralized zone located close to the plant area. The mined ore was transported to the partially refurbished metallurgical plant but was too low a gold grade to generate an economic return. The dispute between Spring Hills and the Corporation (referred to earlier in 4A) resulted in notice being given to Spring Hills that the contract between the parties was cancelled and legal action was being taken against Spring Hills to recover some of the costs incurred by the Corporation.

     The underground mine was operated on a very small-scale basis in early-mid 2001 to generate cash flow to enable the plant and the mine to be re-started. This operation was terminated in September 2001 due to uneconomic operation at the low production rate. The mine was returned to a care and maintenance basis. Reference is made to page 3 of the 2002 Annual Report for information on the resources, which information is incorporated herein by reference.

     Barbrook was re-started in January 2002, again mining a low-tonnage, high grade payshoot to provide cash flow to commence rehabilitation of the Mine planned to re-start processing at a rate of 6,000 tonnes per month and to pilot test the new process technology for gold recovery developed by the Company. However, due to poor economic returns on the low tonnage, high-grade ore, operations were suspended in April 2002. A full geological and mining re-evaluation was carried out on the Taylor's orebody from May 2002 which has lead to the rehabilitation of the mine and plant to re-start the operations and produce gold in the 2nd quarter of 2003.

     (3)    EERSTELING GOLD MINE

     The 96% owned Eersteling gold mine, is located 36 kilometers from the town of Pietersburg in the rolling terrain of the Northern Province of the Republic of South Africa. Pretoria and Johannesburg are 250 km and 300 km, respectively, to the south.

     The first gold discovered in South Africa was on a farm named "Eersteling" which was located near the village of Marabastad, 30 km southeast of Pietersburg. Mining started in May 1874 and continued until the second Boer War (1899 - 1902) when the mine was shut down. The mining rights of the fragmented mining and exploration properties were consolidated. On July 16 1987, Eersteling Gold Mining Company Limited was formed and was listed on the Johannesburg Stock Exchange.

     The Eersteling Mine property has an area of 47,000 acres, extends for a distance of about 25 km and is located in the Pietersburg Greenstone belt which is of Archaean age and which consists of an upper and lower sequence. The upper sequence is mainly conglomerate, grit and sandstone. The lower sequence is undifferentiated mafic and ultramafic volcanic rocks and intrusives, with banded iron formation and chert. The feature that most dominates gold mineralization in the area is the Willemse shear. During 2001, operations remained suspended at Eersteling.

     In 2002, Eersteling obtained the Rooipoort platinum prospect from Anglo American Platinum Corporation (Amplats). The property is about 30 km southwest of the Eersteling metallurgical plant and is located in an area that is presently undergoing a surge in platinum group metal exploration.

     Reference is made to page 4 of the 2002 Annual Report for information on the resources, which information is incorporated herein by reference.

     (4)    GENERAL COMMENTS

     The Corporation's activities are centered in Southern and Central Africa and in Northern Canada. Generally, in the gold mining industry the work is not seasonable except where heavy seasonal rainfall can affect surface mining. The Corporation is not dependent to any material extent on patents, licences, contracts or new manufacturing processes at this time. However, there may be occasions that the Corporation may wish to adopt such patents, licences etc. if these are economically beneficial to its operations.

     All Mining and exploration activities are conducted under the various Economic, Mining and Environmental Regulations of the country where the operations are being carried out. It is always the Corporation's standard that these regulations are complied with by the Corporation otherwise its activities risk being suspended.


     (5)    EXPLORATION AND DEVELOPMENT PROPERTIES

     As in 2000, in 2001 the Corporation continued to focus efforts on those exploration properties with the greatest potential in Africa and in Northern Canada. In 2001, the Corporation obtained interests in the Konkola West property in Northern Zambia and the Pruissen and the Vier-en-Twintig Rivier properties in the Limpopo Province of South Africa. In 2002, the Corporation obtained a 100% interest in the Rooipoort platinum prospect, also in the Limpopo Province of South Africa. Due to their lower prospectivity than the Corporation's other exploration properties, the option agreements at the Pruissen and Vier-en-Twintig properties were dropped in 2002.

     Reference is made to pages 4, 5 and 6 of the 2001 Annual Report which was incorporated into the 2001 Form 20F and pages 4 to 8 inclusive of the 2002 Annual Report for information on exploration and development properties of the Corporation which information is incorporated herein by reference.

(C)      ORGANIZATIONAL STRUCTURE - SIGNIFICANT COMPANIES

         AFRICA:

         ZAMBIA:

         Caledonia Mining Corporation owns 100% of the shares of the following Zambian registered and incorporated companies:

         - Caledonia Mining (Zambia) Limited
         - Caledonia Western Limited
         - Caledonia Nama Limited
         - Caledonia Kadola Limited

         These companies are collectively known as "Caledonia Zambia" throughout this Form 20 F. However, on the joint venture on the Mulonga Plain properties, the other parties have now obtained a 60% interest after spending in excess of $US 3,500,000. The joint venture parties have now spent in excess of $US 5,500,000 on the Mulonga Plain joint venture property. It is intended that these properties, that are the sole assets of Caledonia Western, will be transferred to a new Zambian company in which the Corporation will hold a 40% interest.

         SOUTH AFRICA:

         Caledonia Mining Corporation owns the following interests in South African registered and incorporated companies:

         - 96% of Eersteling Gold Mining Company Limited, a company listed on the Johannesburg Stock Exchange
         - 100% of Barbrook Mines Limited
         - 100% of Greenstone Management Services Limited


(D)      PROPERTY, PLANT AND EQUIPMENT

The only producing area of involvement of the Corporation in 2001 was the Filon Sur Gold Mine in Spain. The mine produces a gold and silver product containing high amounts of copper. This product is sold to a refiner for further processing and the sale of precious metals. The Corporation sold Filon Sur on June 30, 2000. From this date, the Corporation managed Filon Sur for a fee equivalent to 30% of the excess cash flow from the mine. In 2000, the fee received from Filon Sur was $109,000 but in 2001, due to the severe cash flow problems, there was no management service fees received from Filon Sur. The mine has been more fully described earlier in section 4.A.1 and, as stated previously, has been placed into Liquidation in January 2002 by its major shareholder.

The Corporation has two non-producing assets in South Africa that have been on "care and maintenance" since 1997. These are the 96% owned Eersteling gold mine in Limpopo Province and the Barbrook gold mine in the Mpumalanga Province. These mines have previously been discussed in sections 4.B.2 and 4.B.3. Both of the mines and plants produced a dore bar product, which was sold to a South African refining company. Generally the gold content of the dore was in excess of 90% with silver and copper making up the other 10%. As discussed earlier, the Barbrook mine has been rehabilitated in 2002 and early 2003 with gold production forecast for the 2nd quarter of 2003 and the Eersteling mine may possibly be re-habilitated in mid-late 2003 if a sustainable economic Rand price of gold prevails.

5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 A       OPERATING RESULTS

A discussion on the 'Results of Operation' for 2002 is given in the 2002 Annual Report of the Corporation under section "Management Discussion and Analysis - Financial Review of Operations". These are shown on page 11 of the 2002 Annual Report, which are incorporated herein by reference.

Reference is made to pages 30, 31 and 32 of the 2002 Annual Report GAAP reconciliation notes 15 for the impact of the difference between Canadian and U.S. accounting principles on the operations of the Corporation that are incorporated herein by reference.

The most critical accounting policies for the Corporation under Canadian and US GAAP are:

         1.   MEASUREMENT UNCERTAINTIES

              Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties. Management's calculation of mineral resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs. The amount ultimately recovered could be materially different than the estimated values.

         2.   CAPITAL ASSETS

              Producing Assets

              Producing assets are recorded at cost less government grants, accumulated amortization and write-downs.

              Producing assets are amortized using the straight-line method based on the estimated useful lives of the assets. The estimated useful life of the producing assets range from 3 to 5 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements that extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset. As of December 31, 2002, the Company did not have any producing capital assets.

              Non-Producing Assets

              Non-producing assets are recorded at cost less write-downs. During non-producing periods, no amortization is recorded.

              At the time of commercial production, the assets are reclassified as producing and amortized in the manner described above.


         3.  MINERAL PROPERTIES

              Producing Properties

              When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum. As of December 31, 2002, 2001 and 2000, the Company does not have any producing mineral properties.

              NON-PRODUCING PROPERTIES

              Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned.

              A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project. However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

              The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights. The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

However US GAAP requires that mineral properties with no proven resources be reflected as expenses in the period incurred.

The Corporation had no major capital expenditure expenditures for the year 2002 except for the previously discussed refurbishment of its Barbrook mine. The only major capital expenditure commitments for the year 2003 are the continued refurbishment at its Barbrook Mine that requires capital expenditure of $1.0 million in order to put the mine back into operation. It is planned to carry out drilling on its Rooipoort platinum group metals and gold prospect in South Africa and also a bulk sampling exercise on its Goedgevonden diamond property, also in South Africa. Depending upon the gold price, it is possible that the Company will commence the refurbishment at its Eersteling gold mine in South Africa.

B        LIQUIDITY AND CAPITAL RESOURCES

A discussion on the `Liquidity and Capital Resources' for 2002 and its comparison to 2001 is given in the 2002 Annual Report of the Corporation under the section "Management Discussion and Analysis - Liquidity". This is shown on page 11 of the 2002 Annual Report, which section is incorporated herein by reference.

Reference is also made to the section above titled "Risk Factors - Need for Additional Funds" for further information concerning liquidity and capital resources.

Reference is made to the "Comments by Auditors for U.S. Readers on Canada-US Reporting Conflicts" which is shown on page 14 of the 2002 annual report and which is incorporated here by reference.

Cash flow from operations and investing activities has varied between 2000, 2001 and 2002. Cash is invested in an interest-bearing money market fund. Short-term loan financing in 2000 amounted to $0.98 million. In 2001, private placement financing raised $0.96 million net of fees and short-term loans resulted in another $0.12 million. In 2002 financing by private placement and exercise of warrants raised $5.2 million, net of fees. This allowed repayment of loans in an amount of S1.0 million by a combination of $0.4 million in cash and the issuance of shares. Following previous cost curtailment programs and a significant reduction of expenditures on mineral and capital properties to conserve cash resources, the company requires about $1.4 million annually to maintain the Corporation as a reporting issuer in North America and maintain its assets. Cash flow from operations has been affected in 2001 and 2002 by the uneconomic operations at Filon Sur that resulted in zero fees received from the management services contract in 2001 and in 2002. Filon Sur was placed into liquidation by its major shareholder in January 2002. Financing provided to the Corporation during 1998 and 1999 was mainly from the issue of share capital. In 1999, 2000 and 2001 certain officers and directors of the Company deferred a significant portion of salaries. The combination of deferral of salaries, short-term loans and the equity financing has kept the Company in operation over this period. In 2002, equity financing and exercise of warrants enabled the company to maintain its operation. In 2003, cash to continue operations will be obtained by the issuance of share capital from private placements, from the exercise of warrants or share options and from cash flow from the restart of the Company's Barbrook gold mine. In the 1st quarter of 2003, an amount of about $2.39 million, net of financing costs was raised from the portion of the private placement financing carried over from December 2002, the exercise of warrants and share options.

C        RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, NEW TECHNOLOGY, ETC.

Except for minor expenditures, $10,000 in 1999 and a similar amount in 2001, the Corporation has carried out no work on research and development over the past 4 years. In 1999, a small amount was spent on research of 3 flotation concentrates from the Corporation's Barbrook Gold Mine by the EMR Microwave Technology Corporation to develop the potential of a new processing route to recover gold from the 3 refractory concentrates. The preliminary results from the tests were inconclusive and it was decided to suspend further tests until the microwave technology process was more industrially developed. Generally, the R & D work by the Corporation is limited to the development of more efficient metal extraction procedures. In 2001, development work was carried out on a sample of ore from the Taylor's section of the Barbrook Mine at the Mintek Laboratory in South Africa. A bulk flotation concentrate was produced from the ore and tested for oxidation and gold recovery procedures. These tests were carried out to try to attain a relatively inexpensive oxidation of the refractory minerals present and a higher gold recovery using the "resin-in-leach" process rather than the "carbon-in-leach" previously used at Barbrook. The "oxidation" test work proved to be inconclusive but the "resin-in-leach" process tested, that incorporated kerosene or diesel addition to blind the carbonaceous material in the Barbrook ore that are highly preg-robbing, gave consistently higher gold recoveries in the leach process. The "resin-in-leach" process has been included in the metallurgical plant for the restart of operations at Barbrook. Management also decided that the Anglo American Corporation/Kemix's pump cell technology would be incorporated into the new resin-in-leach circuit. The metallurgical circuit has included flash flotation and the Knelson gravity concentration technology in the gold milling circuit to increase early gold recovery and reduce gold lock up in the primary mill.

D        TREND INFORMATION

Following the closure of the Filon Sur gold mine in January 2002,the Corporation has not had any involvement in producing operations. The re-start of the Barbrook gold mine in the 1st quarter of 2003, and the probable re-start of the Eersteling gold mine in the latter part of 2003 will continue depending on the price of gold, the Rand / $US exchange rate and the metallurgical process improvements, all of which have been discussed previously in this report. The Corporation will continue to raise financing to continue in business until it is able to self-support itself financially from the aforementioned and other possible operations. Until this self-financing is achieved it is likely that the practice used in previous years of entering into private placements with arms-length subscribers will continue. Similarly as in the past, to minimize its own cash expenditures on its portfolio of exploration properties, the Corporation will continue, where possible and desirable to joint venture its properties to major mining companies.


6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A        DIRECTORS AND SENIOR MANAGEMENT

A list of the directors and the officers of the Corporation is given on page 33 of the 2002 Annual Report that is incorporated by reference. A brief profile of each of the Directors and the senior management is given below:

STEFAN E. HAYDEN - Chairman, President and Chief Executive Officer

Mr. Hayden has extensive experience as a company manager in South Africa. Initially he developed and managed an engineering company that manufactured flameproof mining machinery. He followed this by managing a company holding the Massey Ferguson franchise in the Transvaal and the Orange Free State and returned it to profitability. He then managed the South African agency for heavy electrical equipment sales and installations for Toshiba Corporation of Japan. He has been Managing Director of Industrial Brokers, a family company specializing in the procurement of steel and mining machinery, since 1971 and continues in this position.

With his wide managerial, electrical and mechanical, and mining experience Mr. Hayden has acted as technical advisor to numerous mines and companies in Southern Africa. Prior to the Caledonia acquisition, Mr. Hayden as the Chief Executive Officer of Eersteling Gold Mining Company Limited and Barbrook Mines Limited was responsible for both operations. He joined Caledonia in 1995 and was appointed Managing Director, African Operations responsible for the development of the Corporation's business in Africa. In June 1996, Mr. Hayden was elected as a Director of the Corporation and subsequently appointed Deputy Chairman of the Corporation. In January 1997 he was appointed Chairman of the Corporation and in June 1997 the position of President and Chief Executive Officer was added to his responsibilities.

JAMES JOHNSTONE, B.Sc., ARCST, P.Eng. Director, Vice President Operations and Chief Operating Officer

A graduate-mining engineer Mr. Johnstone has over 35 years experience in mine operations in North America, Africa and Europe. He has experience in both underground and open pit operations. For the past 15 years he has been employed as General Manager or Vice-President Operations for mining companies producing gold, base metals and industrial minerals. Mr. Johnstone has been responsible for the construction, start up and commissioning of two major mines in addition to the commissioning of Caledonia's Filon Sur operation. He has also been involved in the orderly closure of three operations. He has operated successfully in environmentally sensitive areas and has a good understanding of the permitting process in Canada and the United States. Mr. Johnstone joined Caledonia in April 1997 as Vice President Operations and is responsible for the Corporation's operations in Zambia and South Africa and for all activities in Canada. He was elected a Director of the Corporation in June 1997. Mr. Johnstone is a director of several of the Corporation's subsidiaries and of Fynegold Exploration Limited (UK).

CHRISTOPHER HARVEY, LRIC, HNC (Chem.), Director and Technical Director

A Chemistry graduate from Wigan Mining College, Mr. Harvey has spent his career in the international mineral processing industry. Prior to immigrating to Canada in 1987 he worked for the Anglo American Group in a number of senior metallurgical positions. These included projects associated with gold and copper/cobalt production, gold, uranium and sulfuric acid production from old gold tailings and the investigation and development of a copper/cobalt flow sheet. Mr. Harvey joined Doelcam, a predecessor company of Caledonia in 1989 as Vice-President Operations and was responsible for a number of property evaluations in several countries. He was appointed Senior Vice President of the Corporation at its inception in 1992 and has been a Director since 1993. He has since held a number of senior positions within the company and is currently the company's Technical Director. From late 1996 to the end of September 1998, Mr. Harvey was seconded to Filon Sur in Spain for the construction, commissioning and ongoing operation of the expansion to the heap-leach expansion project. He has also coordinated metallurgical studies for most of the company's projects, such as the Nama copper/cobalt project, the Eureka copper/gold project and the Kadola copper project in Zambia, Barbrook gold mine refractory gold recovery project in South Africa and the Cononish gold project in Scotland. He is also a director of Holmer Gold Mines Limited (TSX), Fynegold Exploration Limited. (UK) and subsidiary companies, Barbrook Gold Mines Limited and Eersteling Gold Mining Company Limited of South Africa.

JEFF SMITH, B.Sc. Vice President Exploration

A geologist with over 25 years experience in the international mining industry. Mr. Smith worked as a mine geologist for Consolidated Murchison in South Africa and Turkey before moving to JCI's head office. With JCI he was responsible for various exploration and evaluation projects in southern Africa and Europe and managed a joint venture lead project. Mr. Smith worked for Caledonia as an independent consultant for a number of years, initially drawing on his wide knowledge of the Iberian pyrite belt and then on a worldwide basis. He joined the Corporation as Vice President - Exploration in November 1996. He presently works for the Corporation on a consulting basis and operates a consulting service covering the Iberian Peninsula and Europe.

STEVEN W. POAD, B. Comm, C.A. Vice-President Finance and Administration

A graduate of McMaster University in Hamilton, Ontario, Mr. Poad received his C.A. designation in 1976. After some years in the manufacturing industry he was first associated with the mining industry in 1981. He has held financial positions with a number of Canadian mining companies including Falconbridge, Hudson Bay Mining & Smelting, and Northgate Exploration. He joined Caledonia as Manager Finance in 1994 and was appointed Vice-President Finance and Administration in November 1996. He is responsible for all financial activities of the Caledonia group of companies in terms of information management and treasury activities. Mr. Poad currently works for the Company on a part-time consulting basis and consults for other mining companies.

IAN FORREST - Non- executive Director

Mr. Forrest is an accountant by profession and has wide experience as an executive in the resource industry. He has been a director of the Corporation since inception in February 1992 and prior to that date he was a director of one of the predecessor companies for many years. He is a member of the board of directors of Menora Resources Inc. (Montreal, Canada), Georex S.A. (Paris, France), Desire Petroleum plc (London, AIM , UK) and Viatrade plc (London, OFEX,
UK). Mr. Forrest is based in Geneva, Switzerland.

CARL JONSSON - Non- executive Director and legal adviser to the Corporation

Mr. Jonsson is a lawyer by profession and has been associated with the resource industry for over 30 years. In his legal practice he has specialized in securities and corporate work. He has been a director of the Corporation since February 1992 and prior to that date he was a director of one of the predecessor companies, Golden North Resources Inc. for many years. Mr. Jonsson is resident in Vancouver, British Columbia, Canada and is a principal of the law firm Tupper, Jonsson and Yeadon. Mr. Jonsson sits on the board of directors of several companies in Canada, including Comstate Resources Ltd. (Toronto, Canada), Bonterra Energy Corp. (CDNX, Canada), and Comaplex Minerals (Toronto, Canada).

FAMILY RELATIONSHIPS:

There are no known family relationships between the officers, key employees and directors.

ARRANGEMENTS, UNDERSTANDINGS, ETC.

To the best knowledge of the Corporation, there are no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B        COMPENSATION

The amount of compensation paid, and benefits in kind granted to the Corporation's directors and senior management is given under the "Summary Compensation Table" on page 4 of the 2002 Management Proxy Circular to the shareholders which is incorporated herein by reference. This table lists the compensation to the 3 executive directors and to Mr. Smith. As stated in the notes to the table, in view of the cash situation of the Corporation, senior management have deferred receiving a part of their salaries in 1999, 2000 and 2001 as listed below:

TABLE OF DEFERRED DIRECTORS AND OFFICERS COMPENSATION AT DECEMBER 31, 2002

   NAME                       DEFERRED SALARY     DEFERRED DIRECTOR'S FEES     TOTAL SUM DEFERRED
   ------------               ---------------     ------------------------     ------------------
   S. Hayden                         $271,300                      $20,000               $291,300

   J. Johnstone                      $292,835                      $20,000               $312,835

   C. Harvey                         $212,250                      $20,000               $232,250

   C. Jonsson                  not applicable                      $20,000               $ 20,000

   I. Forrest                  not applicable                      $20,000               $ 20,000

   J. Smith                          $ 46,794               Not applicable               $ 46,794
                               --------------               --------------               --------
   TOTAL                             $823,179                     $100,000               $923,179
                               ==============               ==============               ========

There is a $ 5,000 fee paid to each of the directors annually. The adverse cash situation from 1999 to 2001 has caused each of the directors to defer receiving this fee since 1998. However in the 1st quarter of 2003, the deferred director's fees owing to the independent directors, I. Forrest and C. Jonsson were paid out in full and an amount of $10,000 paid out to the other 3 executive directors. Mr. J. Smith, the Corporation's Vice-President Exploration was paid $ 15,780 deferred salary in 2002 and the balance in January 2003. There were no stock options awarded to senior management or the directors in 1999, 2000 and 2001. In 2002, a total of 10,000,000 stock options were granted to the directors of the Company. The exercise price of the options was $0.235 and the options expire in April 2012. A total of 225,000 options were granted to officers of the Corporation at $0.35 and expiring in June 2012. The total share options granted to the senior management, in 2002 and prior years are given in the table "Option/SAR Grants in the Last Fiscal Year" on page 5 of the 2003 Management Proxy Circular to the shareholders, that is incorporated herein by reference.

The Corporation does not have a bonus or profit-sharing plan. The Corporation does not have a pension, retirement or similar benefits scheme.

C        BOARD PRACTICES

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders. The officers hold their positions subject to being removed by resolution of the Board of Directors. Furthermore, the "Election of Directors" is discussed on pages 2 and 3 of the Management Proxy Circular that is incorporated herein by reference. The Table on page 3 of the 2003 Management Proxy Circular provides the term of office for each director. In addition, the shareholdings of those directors named on the table hold about 0.015% collectively of the total shares of the Corporation outstanding at December 31, 2002. Officers of the Corporation who are not directors do not own any shares as at December 31, 2002.

There are no service contracts between the Corporation and any of the Directors of the Corporation or its subsidiaries except for (i) a "Key Executive Severance Protection Plan" between the Corporation and 2 of its directors - namely Mr. S. Hayden and Mr. F. C. Harvey dating from 1996 and (ii) the indirect employment of the Corporation's chairman through a management and administrative agreement with Epicure Overseas SA and (iii) an employment contract with a director, Mr.
J. Johnstone. The "Severance Plan" calls for severance payments to these executives if employment is terminated as a result of a change of control of the Corporation. Mr. Johnstone's employment contract with the Corporation has a termination clause whereby Mr. Johnstone is paid a severance payment of one year of salary in the event of his termination due to change of control or without cause. Details concerning the Corporation's Audit and Compensation committees are given in the 2003 Management Proxy Circular on page 8, which is incorporated herein by reference. The following directors are members of the audit and compensation committees:

                      AUDIT                          COMPENSATION
                  Mr. C. Jonsson                    Mr. C. Jonsson
                  Mr. S. Hayden                     Mr. S. Hayden
                  Mr. I. Forrest                    Mr. I. Forrest

D        EMPLOYEES

The average, approximate number of employees, their categories and geographic location for each of the last 3 years are summarized in the table below:

         GEOGRAPHIC LOCATION AND NUMBER OF EMPLOYEES

  EMPLOYEE LOCATION ETC                                        2000       2001          2002
                                                               ----       ----          ----
                      TOTAL EMPLOYEES
   Canada (Head Office)                                          2          2             2
   South Africa (Head Office)                                    5          5             6
   Spain (Filon Sur Gold Mine)                                  58     Sold in 2000      --
   South Africa (Mine Security and limited operations)          36         36           115
   Zambia (Head Office and Security)                            10         10             9
                                                               ---     ------------     ---
   TOTAL EMPLOYEES AT ALL LOCATIONS                            111         53           132


                MANAGEMENT AND ADMINISTRATION
   Canada (Head Office)                                          2          2             2
   South Africa (Head Office)                                    3          3             3
   Spain (Filon Sur Gold Mine                                   10     Sold in 2000      --
   South Africa (Mine Security)                                  2          2             2
   Zambia (Head Office and Security)                             2          2             2
                                                               ---     ------------     ---
   TOTAL MANAGEMENT AND ADMINISTRATION                          19          9             9

E        SHARE OWNERSHIP

As of the date of the 2003 Management Proxy Circular (May 9th, 2003) the individual share ownership of each of the directors of the Corporation is depicted in the Table on page 3 of the Management Proxy Circular that is incorporated herein by reference. The combined total share ownership of the Corporation's directors, senior management and officers is less than 1% of the total issued common shares.

The Corporation has established "Incentive Stock Option Plans" (the "Plans") that have been approved and accepted by the Toronto Stock Exchange ("TSX"). One Plan was amended in 2001 and this amended Plan was approved by a majority of shareholders at the Special and Annual General Meeting of the shareholders held on the 29th June 2001. However, the 3 Plans that were approved by the shareholders for the years 1999 to 2001 were never registered with the TSX. Due to financial constraints in 1999 to 2001, the Corporation decided not to implement these plans and in September 2001 requested the TSX to withdraw all requests to register these plans as no options had been issued under the plans at that time. The TSX agreed to this request and the plans were cancelled. In 2002 a new Plan was prepared and approval was sought and obtained from the Shareholders at the 2002 Annual General and Special Meeting held on the 21st June 2002. Details of the new Share Option plan was reported in the 2002 Management Information Circular to the shareholders, that was incorporated therein by reference in the Form 20F 2001. The Company will not be preparing a new stock option plan for approval by the shareholders at the next 2003 AGM.


SHARE OPTION REGISTER    LISTING OF OPTIONS OUTSTANDING AS OF DECEMBER 31ST 2002
---------------------    -------------------------------------------------------

                                                    OPTION PRICE       OPTION EXPIRY              OPTIONS
NAME                       PLAN                     CDN. $             DATE                       O/S
-----------------          ------------             ------------       -------------              ---------
Forrest, W.I.L.            2002 Plan                0.235              Apr. 24, 2012                500,000
Forrest, W.I.L.            1996 Plan                0.33               Feb. 09, 2008                 66,000
Forrest, W.I.L.            Current Plan             0.50               Apr. 28, 2003                 37,500
Forrest, W.I.L.            Current Plan             0.75               Apr. 28, 2005                 12,500
 FORREST, TOTAL            ALL PLANS                                                                616,000
                                                                                                  ---------

Harvey, F.C.               2002 Plan                0.235              Apr. 24, 2012              2,000,000
Harvey, F.C.               1996 Plan                0.33               Feb. 09, 2008                135,000
Harvey, F.C.               Current Plan             0.50               Apr. 28, 2003                281,250
Harvey, F.C.               Current Plan             0.75               Apr. 28, 2005                 93,750
 HARVEY TOTAL              ALL PLANS                                                              2,510,000
                                                                                                  ---------

Hayden, S.                 2002 Plan                0.235              Apr. 24, 2012              4,000,000
Hayden, S.                 1996 Plan                0.33               Feb. 09, 2008                175,000
Hayden, S.                 Current Plan             0.50               Apr. 28, 2003                375,000
Hayden, S.                 Current Plan             0.75               Apr. 28, 2005                125,000
 HAYDEN, TOTAL             ALL PLANS                                                              4,675,000
                                                                                                  ---------

Johnstone, J.              2002 Plan                0.235              Apr. 24, 2012              2,000,000
Johnstone, J.              1996 Plan                0.33               Feb. 09, 2008                135,000
Johnstone, J.              Current Plan             0.50               Apr. 28, 2003                112,500
Johnstone, J.              Current Plan             0.75               Apr. 28, 2005                 37,500
 JOHNSTONE, TOTAL          ALL PLANS                                                              2,285,000
                                                                                                  ---------

Jonsson, C.R.              2002 Plan                0.235              Apr. 24, 2012              1,500,000
Jonsson, C.R.              1996 Plan                0.33               Feb. 09, 2008                 66,000
Jonsson, C.R.              Current Plan             0.50               Apr. 28, 2003                 37,500
Jonsson, C.R.              Current Plan             0.75               Apr. 28, 2005                 12,500
 JONSSON, TOTAL                                                                                   1,616,000
                                                                                                  ---------

                                                    OPTION PRICE       OPTION EXPIRY              OPTIONS
NAME                       PLAN                     CDN. $             DATE                       O/S
-----------------          ------------             ------------       -------------              ---------
Poad, S.W.                 1996 Plan                0.33               Feb. 09, 2008                 80,000
Poad, S.W.                 Current Plan             0.50               Apr. 28, 2003                 56,475
Poad, S.W.                 Current Plan             0.75               Apr. 28, 2005                 18,825
Poad, S W.                 2002 Plan                0.345              June 02, 2012                150,000
 POAD, TOTAL                                                                                        305,300
                                                                                                  ---------
Smith, J.                  1996 Plan                0.33               Feb. 09, 2008                 80,000
Smith, J.                  Current Plan             0.50               Apr. 28, 2003                 71,250
Smith, J.                  Current Plan             0.75               Apr. 28, 2005                 23,750
Smith, J                   2002 Plan                0.345              June 02, 2012                 75,000
 SMITH, TOTAL                                                                                       250,000
                                                                                                  ---------

         NOTES TO THE ABOVE TABLE:

The price of the Options granted under the 1996 Plan were those at the close of trading on the Toronto Stock Exchange on the day prior to the granting thereof. The price of the options granted under the Current Plan were those, which had been re-priced and reduced in number granted, and which were approved by the shareholders of the Corporation at the 1999 Annual General Meeting. The price of the Options granted under the 2002 Plan were those at the close of trading on the Toronto Stock Exchange on the day prior to the granting thereof. Share options granted pursuant to the 2002 Plan above were approved at the last Annual Meeting of Shareholders held on June 21 2002.The 2002 Plan was discussed in the 2002 Management Proxy circular which was incorporated by reference in the 2001 Form 20 F.

Since January 1st 2003, there have been 56,475 options priced at $0.50 exercised by an officer of the Corporation and 50,000 options priced at $0.235 exercised by a director of the Corporation. The balance of the $0.50 share options allocated, in total 1,175,625 options, expired on the 28th of April 2003 without exercising.

7        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SIGNIFICANT SHAREHOLDERS

To the best of the Corporation's knowledge, as of April 17, 2003 there are 2 known shareholders and 2 depository trusts who beneficially own, directly or indirectly, or exercise control or direction over more than 5% of the voting shares of the Corporation. As at April 16, 2003 the Corporation had 223,694,412 shares outstanding and the known shareholders and depository trusts holding more than 5% of the shares of the Corporation are given in the table below:

   NAME OF SHAREHOLDER            NUMBER OF SHARES HELD     % OF SHARES ISSUED
   -------------------            ---------------------     ------------------

   CEDE and Co.                        68,464,412                  30.61%
   Burghley Establishment S.A.         17,623,362                   7.88%
   CDS & Co. NCI Accounts              98,043,525                  43.83%
   Newcon S.A.                         14,500,000                   6.48%

The only shares issued by the Corporation are common shares. Although the Corporation has an unlimited number of preferential shares available for issue, none of these have yet been issued.

The Corporation's major shareholders have the same voting rights as the other shareholders of the Corporation.

To the best of the knowledge of the Corporation, the portion of the common shares of the Corporation are held in the following geographic locations:

   GEOGRAPHIC AREA         NUMBER OF SHARES HELD     PERCENTAGE OF SHARES ISSUED
   ---------------         ---------------------     ---------------------------
   USA (Host country)            71,541,948                    31.98%
   Canada                       110,898,289                    49.58%
   Europe                        13,597,783                     6.08%
   Other                         27,656,392                    12.36%

There are 1,286 record holders in Canada that includes the 2 large depository trusts - CEDE & Co. and CDS & Co.

The Corporation is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

The Corporation is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of the corporation.

B        RELATED PARTY TRANSACTIONS

The Corporation pays Epicure Overseas S.A., a company that employs the Corporation's Chairman, President and CEO, $180,000 per annum for a management and administration services agreement. The Corporation pays Doelcam Inc. on a per diem rate for financial and administration services. The Corporation's Vice-President Finance is a major shareholder in Doelcam Inc. The Corporation leases office premises in South Africa from a company of which the Corporation's Chairman, President and CEO is a shareholder.

C        INTERESTS OF EXPERTS AND COUNSEL

Not required, as this is an "annual report under the Exchange Act".

8        FINANCIAL INFORMATION

A        CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Attached as Exhibit 1 is the 2002 Annual Report of the Corporation, which reports include the audited financial statements of the Corporation and which are incorporated herein by reference. Note 15 of the 2002 Annual Report of these financial statements titled " Generally Accepted Accounting Principles in Canada and the United States" compares the differences in GAAP between the two countries.

The 2002 consolidated financial statements have been audited by BDO Dunwoody LLP and comprise the following:

         Auditor's report
         Balance sheet
         Income statement (Statement of Operations)
         Statement of deficit
         Statement of cash flows
         Summary of significant accounting policies
         Notes to financial statements

Note 6 of the 2002 financial statements - "Share Capital" which is incorporated herein by reference, shows the changes since the 31st December 2000, in share capital.

The 2002 financial statements cover the period from 2000 to 2002 and cover the requirements for the Form 20F disclosure.

Export sales are not a significant portion of the sales volume.

The Corporation has no ongoing legal or arbitration proceedings at the 31st December 2002. To the best knowledge of the Corporation, neither any of its directors or senior management or its affiliates is a party adverse to the Corporation or its subsidiaries or has a material interest adverse to the Corporation or its subsidiaries. However in April 2001, the Corporation initiated legal proceedings against Spring Hills Trading to recover damages resulting from its non-fulfillment of its obligations in respect of its agreement with the Corporation for the purchase of a 49% interest in the Barbrook and Eersteling mines in South Africa. The Corporation was still pursuing this action as at December 31, 2002.

The Company has never paid and does not intend to declare or pay cash dividends on Common Stock in the foreseeable future.

9        THE OFFER AND LISTING

The Corporation's stock trades on the Toronto Stock Exchange under the symbol "CAL" and on the NASDAQ Stock Exchange's "Over-the-counter Bulletin Board" under the symbol "CALVF".

The trading history is as follows:


(a)      5 YEAR MARKET TRADING RECORD

   Stock Exchange          1998                1999               2000                2001                2002
   --------------          ----                ----               ----                ----                ----
   TORONTO
        High               $0.72               $0.15              $0.35               $0.09               $0.44
        Low                $0.085              $0.05              $0.05               $0.03               $0.06
        Volume             6,254,000           16,397,000         22,939,900          22,309,687          81,233,868
   NASDAQ ($US)
        High               $0.50               $0.09              $0.18               $0.06               $0.281
        Low                $0.06               $0.03              $0.03               $0.02               $0.040
        Volume             36,721,000          34,815,000         61,918,700          74,714,400          271,403,969

(b)      2 YEAR MARKET TRADING RECORD BY QUARTER - 2001, 2002 AND 1ST QUARTER
         2003

        STOCK EXCHANGE             TSE               TSE              NASDAQ            NASDAQ
        SHARE PRICE                HIGH              LOW               HIGH              LOW
        --------------            ------            -----             ------            ------
        2001 - 1st Qtr.           $0.070            $0.04             $0.047            $0.030
             - 2nd Qtr            $0.085            $0.04             $0.060            $0.02
             - 3rd Qtr.           $0.085            $0.045            $0.06             $0.03
             - 4th Qtr.           $0.075            $0.045            $0.05             $0.03

        2002 - 1st Qtr.           $0.28             $0.055            $0.161            $0.03
             - 2nd Qtr.           $0.44             $0.175            $0.281            $0.112
             - 3rd Qtr.           $0.37             $0.22             $0.245            $0.146
             - 4th Qtr.           $0.42             $0.22             $0.271            $0.149

        2003 - 1st Qtr.           $0.58             $0.28             $0.385            $0.180



(c)      6 MONTH MARKET TRADING RECORD BY MONTH - NOVEMBER 2002 TO APRIL 2003

        STOCK EXCHANGE                 TSE               TSE              NASDAQ            NASDAQ
        SHARE PRICE                    HIGH              LOW               HIGH              LOW
        --------------                ------            ------            ------            ------
        November 2002                 $0.260            $0.220            $0.172            $0.145
        December 2002                 $0.420            $0.220            $0.271            $0.149
        January 2003                  $0.58             $0.405            $0.385            $0.262
        February 2003                 $0.530            $0.335            $0.347            $0.210
        March 2003                    $0.330            $0.280            $0.223            $0.180
        April 2003                    $0.290            $0.240            $0.198            $0.160


B        PLAN OF DISTRIBUTION

Not required, as this is an "annual report under the Securities Act".


C        MARKETS

Please refer to section 9A of this Form 20F for details of the Corporation's trading history on the Toronto Stock Exchange and the NASDAQ OTCBB exchange.

D        SELLING SHAREHOLDERS

Not required as this is an "annual report under the Securities Act".

E        DILUTION

Not required as this is an "annual report under the Securities Act".

F        EXPENSES OF THE ISSUE

Not required as this is an "annual report under the Securities Act".


10       ADDITIONAL INFORMATION

A        SHARE CAPITAL

Not required as this is an "annual report under the Securities Act".

B        MEMORANDUM AND ARTICLES OF ASSOCIATION

The memorandum and articles of association of the Corporation have previously been provided. At a Special Meeting of the Shareholders held on January 18th 1999, the shareholders approved a resolution amending the articles of the Corporation by creating a class of preference shares of the Corporation. Such preference shares could be issued in series and the directors of the Corporation were authorized to divide such class into series and to fix the number in each series and the rights, privileges, restrictions and conditions thereof.

C        MATERIAL CONTRACTS

There are no material contracts other than contracts entered into in the ordinary course of business.

D        EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations existing in Canada (where the Corporation is incorporated), which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of the Corporation's securities. Nor does Canada have foreign exchange currency controls.

E        TAXATION

To the best of the Corporation's knowledge, there are no taxes or similar levies which holders of the Corporation's shares resident in the United States are subject to; provided however, the Corporation understands that pursuant to a Canada - U.S. tax treaty, any dividends which the Corporation might declare will be subject to such Canadian withholding taxes as the then current provisions of the treaty may require.

F        DIVIDENDS AND PAYING AGENTS

Not required as this is an "annual report under the Securities Act".

G        STATEMENT BY EXPERTS

Not required as this is an "annual report under the Securities Act".

H        DOCUMENTS ON DISPLAY

The documents referred to in this report are either attached as "Exhibits" to this report or can be viewed at the Canadian Head Office of the Corporation whose address is given in section 4 of this report.

I        SUBSIDIARY INFORMATION

To the best knowledge of the Corporation there is no other information related to the Corporation's subsidiaries that requires to be provided.

11       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As the Corporation is considered to be a "small business issuer" as defined, information is not required to be provided for this section.

12       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required as this is an "annual report under the Securities Act".


                                     PART 2

13       DEFAULTS, DIVIDEND ARREARAGES and DELINQUENCIES

There have been no material defaults in the payment of interest or principal or any dividend arrearages or material delinquencies.

14       MATERIAL MODIFICATIONS to the RIGHTS of SECURITY HOLDERS and USE OF
         PROCEEDS

There has been no material modification to the rights of the Corporation's or subsidiaries security holders.

15       CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of a date within 90 days of the filing of this Annual Report on Form 20F. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in applicable SEC rules and forms.

(b) Changes in internal controls. There were no significant changes in our internal controls or.in other factors that could significantly affect these controls subsequent to the date of evaluation by our principal executive officer and principal financial officer.

16       (RESERVED)

                                     PART 3

17.      FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of the Corporation at December 31, 2002, 2001 and 2000 are set forth in the Registrant's 2002 Annual Report that is incorporated herein by reference.

18.      FINANCIAL STATEMENTS

The registrant has elected to provide financial statements pursuant to Item 17.

19.      FINANCIAL STATEMENTS AND EXHIBITS

The following Financial Statements and Exhibits are attached to and form part of this Statement:

99.1     Caledonia Mining Corporation, 2002 Annual Report.
99.2     Caledonia Mining Corporation, 2003 Management Proxy Circular.
99.3     Schedules.
99.4     Mineral Properties.
99.5 Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934 the Registrant certifies that it meets all of the requirements for filing a Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized.

DATED at Mississauga, Ontario, Canada, on the 5th day of June 2003.

CALEDONIA MINING CORPORATION


Per:     /s/  J. JOHNSTONE
         -------------------------
         J. JOHNSTONE
         Vice President Operations

CERTIFICATIONS

I, Stefan E. Hayden, certify that:

         1. I have reviewed this annual report on Form 20-F of Caledonia Mining Corporation;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrants other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

         b) any, fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


         Date: June 5th, 2003                    /s/ S.E. HAYDEN
               ---------------                   -------------------
                                                 S.E. HAYDEN
                                                 Chairman, President and CEO

I, Steven W. Poad, certify that:

         1. I have reviewed this annual report on Form 20-F of Caledonia Mining Corporation;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

            a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

            c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrants other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);

            a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls; and

            b) any, fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



         Date June 5th, 2003                     /s/  S.W.POAD
              --------------                     ----------------------
                                                 S.W.POAD
                                                 Vice President Finance