Form 20-F
period 2003-12-31
CALEDONIA MINING CORP
filed 2004-05-20
CIK 766011

                           U.S. SECURITIES & EXCHANGE
                                   COMMISSION

                                    FORM 20F

         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2003

                         COMMISSION FILE NUMBER: 0-13345

                          CALEDONIA MINING CORPORATION

                                     CANADA

                    UNIT #9, 2145 DUNWIN DRIVE, MISSISSAUGA,
                             ONTARIO, CANADA L5L 4L9
                               TEL: (905) 607-7543

Securities registered or to be registered pursuant to Section 12(b) of the Act.

         NIL                              NIL
---------------------               ----------
(Title of each class)               (Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
-------------------------------
(Title of class)

Securities for which there is a reporting obligation Pursuant to Section 15(d) of the Act.

     NIL
--------
(Title of class)

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

  252,274,997                    (as of December 31, 2003)
---------------                  -------------------------
(Common shares)

Indicate whether the Registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes        [X]        No [ ]

Indicate which financial statement item the Registrant has elected to follow:

Item 17    [X]        Item 18

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

NOTE: THAT ALL REFERENCE TO MONIES HEREIN ARE TO CANADIAN DOLLARS UNLESS
      OTHERWISE SPECIFICALLY INDICATED.

                                     PART 1

1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      1.    DIRECTORS AND SENIOR MANAGEMENT

            Not required as this is an "annual report under the Exchange Act'.

      2.    ADVISERS

            Not required as this is an "annual report under the Exchange Act".

      3.    AUDITORS

            Not required as this is an "annual report under the Exchange Act".

HOWEVER, THE INFORMATION REQUIRED ABOVE CAN READILY BE DETERMINED FROM THE 2003 ANNUAL REPORT OF THE RESPONDENT ON PAGES 42 AND 43.

2.    OFFER STATISTICS AND TIMETABLE

      1.    OFFER STATISTICS

            Not required as this is an "annual report under the Exchange Act".

      2.    METHOD AND EXPECTED TIMETABLE

            Not required as this is an "annual report under the Exchange Act".

3.    KEY INFORMATION

      1.    Selected Financial Data

            TABLE 3 A shows the applicable selected financial data for the 5-year period 1999 to 2003 in Canadian Generally Accepted Accounting Principles.

            TABLE 3 A (i) shows the applicable selected financial data for the 5-year period 1999 to 2003 in United States Generally Accepted Accounting Principles.

            TABLE 3 A (ii) shows the US$ exchange rates against the $ Canadian for each of the 5 year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual last six months ending April 2004.

TABLE 3A - SELECTED FINANCIAL INFORMATION - CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                                                                 2003          2002          2001          2000          1999
                                                              ----------    ----------    ----------    ----------    ----------
FINANCIAL - $ THOUSANDS CDN EXCEPT PER SHARE AMOUNTS

Revenue from Operations                                            646            27           124         6,732        14,701

Gross Profit (Loss)                                             (3,068)         (103)         (126)          304         2,090

Earnings (loss) from Continuing Operations                     (14,556)       (4,331)       (1,195)       (1,591)      (12,770)

Expenses (General, Administration, Interest, Amortization)       1,834         1,578         1,130         2,143         3,853

Net Income (Loss) for the Year                                 (14,556)       (4,331)       (1,195)        7,412        (7,460)

Cash                                                             4,179         1,864            90            75            51

Current Assets                                                   4,573         2,094           184           200         2,179

Total Assets                                                    19,335        24,767        24,973        25,063        33,189

Current Liabilities                                                790         1,336         2,701         2,556         5,143

Long Term Liabilities                                            1,363         1,280         1,813         1,813        21,747

Working Capital (Deficiency)                                     3,783           758        (2,517)       (2,356)       (2,964)

Shareholders' Equity                                            17,182        22,151        20,459        20,694         6,299

Total Capital Expenditures                                         187           300             -             -           345

Expenditures on Mineral Properties                               2,092           624            23           120           353

Financing Raised                                                 9,459         4,786         1,078           979           497

Dividends Declared                                                   -             -             -             -             -

                                SHARE INFORMATION

Market Capitalization ($ Thousands)                             105,955        86,836         9,086        10,374        3,441

Shares Outstanding (Thousands)                                  252,275       211,795       165,202       148,202       68,830

Warrants & Options (Thousands)                                   28,055        27,348        19,566         7,566        7,566

Earnings (Loss) per Share                                        (0.063)       (0.023)       (0.008)        0.080       (0.120)

Net Income (Loss) from Continuing Operations per Share           (0.063)       (0.023)       (0.008)        (0.02)       (0.21)

TABLE 3A(i) - SELECTED FINANCIAL INFORMATION - UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Revenue from Operations                                            646            27           124         6,732        14,701

Gross Profit (Loss)                                             (3,137)         (103)         (126)          304         2,090

Earnings (loss) from Continuing Operations                      (5,544)       (3,795)       (1,202)       (2,481)       (3,948)

Expenses (General and Administration, Interest and
  Amortization)                                                  1,834         3,345         1,130         2,143         3,853

Net Income (Loss)                                               (5,546)       (3,795)       (1,202)        9,574        (1,966)

Cash                                                             4,179         1,864            90            75            51

Current Assets                                                   4,573         2,094           184           200         2,179

Total Assets                                                    17,945        13,439        11,342        11,439        17,572

Current Liabilities                                                790         1,336         2,701         2,556         5,143

Long Term Liabilities                                            1,664         1,280         1,813         1,813        21,121

Working Capital (Deficiency)                                     3,783           758        (2,517)       (2,356)       (2,964)

Shareholders' Equity (Deficiency)                               15,491        10,823         6,828         7,070        (8,692)

Total Capital Expenditures                                         187           300             -             -           345

Expenditures on Mineral Properties                               2,092           624            23           120           353

Financing Raised                                                 9,459         4,786         1,078           979           497

Dividends Declared                                                   -             -             -             -             -

                   SHARE INFORMATION

Market Capitalization ($ Thousands)                            105,955        86,836           086        10,374         3,441

Shares Outstanding (Thousands)                                 252,274       211,795       165,202       148,202        68,830

Warrants & Options (Thousands)                                  27,348        28,055        19,566         7,566         7,566

Basic and Diluted Earnings (Loss) per Share from
  Continuing Operations                                         (0.024)       (0.013)       (0.008)       (0.030)       (0.070)

Basic and Diluted Net Income (Loss) per Share                   (0.024)       (0.013)       (0.008)        0.090        (0.020)

TABLE 3A(ii) - SUMMARY OF EXCHANGE RATES FOR THE 5-YEAR PERIOD - 1999 TO 2003 The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

          EXCHANGE RATE                        2003          2002          2001          2000          1999
          -------------                     ----------    ----------    ----------    ----------    ----------
Rate at the End of the Period (1)             1.2965        1.5591        1.5775        1.4995        1.4433

Average Rate (2)                              1.4015        1.5703        1.5490        1.4854        1.4857

High Rate (1)                                 1.5777        1.6033        1.5955        1.4341        1.4433

Low Rate (1)                                  1.2839        1.5276        1.4991        1.5593        1.5298

NOTES:

(1)   The rate of exchange is the Bank of Canada closing rate for the period.

(2)   The average rate means the average of the exchange rates during the year.

(3) High and low rates of exchange for each of the 6 months from November 2003 to April 2004 are as follows:

        NOV. 2003        DEC. 2003       JAN. 2004    FEB. 2004      MAR. 2004  APR. 2004
HI       1.3410           1.3420          1.3360       1.3512         1.3570     1.3795
LOW      1.2948           1.2839          1.2683       1.3090         1.3055     1.3037

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

INDUSTRY COMPETITION

The mining industry is a highly diverse and competitive international business. The selection of geographic areas of interest are only limited by the degree of risk a company is willing to accept by the acquisition of properties in emerging or developed markets and/or prospecting in explored or virgin territory. Mining by its nature, is a competitive business with the search for fresh ground with good exploration potential and the raising of the requisite capital to move projects forward to production. Globally the mining industry is prone to cyclical variations in the price of the commodities produced by it, as dictated by supply and demand factors, speculative factors and industry-controlled marketing cartels. Nature provides the ultimate uncertainty with geological and occasionally climatic surprises. Commensurate with the acceptance of this risk profile is the potential for high rewards.

EXPLORATION AND DEVELOPMENT

The exploration, and development of, and the production from mineral deposits is potentially subject to a number of political, economic and other risks. Exploration, development and production activities are potentially subject to political, economic and other risks, including:

-     cancellation or renegotiation of contracts;

-     changes in local and foreign laws and regulations;

-     changes in tax laws;

- delays in granting prospecting permissions, mining authorizations and work permits for foreign management staff;

-     environmental controls and permitting

-     expropriation or nationalization of property or assets;

-     foreign exchange controls;

- government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;

- import and export regulation, including restrictions on the sale of their production in foreign currencies;

-     industrial relations and the associated stability thereof;

-     inflation of cost that is not compensated for by a currency devaluation;

- requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign entity must subsidize;

- restrictions on the ability of local operating companies to sell their production for foreign currencies, and on the ability of such companies to hold these foreign currencies in offshore and/or local bank accounts;

- restrictions on the ability of a foreign company to have management control of exploration and/or development and/or mining operations;

-     restrictions on the remittance of dividend and interest payments offshore;

-     retroactive tax or royalty claims;

- risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;

-     royalties and tax increases or claims by governmental entities;

- unreliable local infrastructure and services such as power, communications and transport links;

- other risks arising out of foreign sovereignty over the areas in which Caledonia's operations are conducted.

Such risks could potentially arise in any country in which Caledonia operates, however the risks are regarded as greater in South Africa and Zambia. In South Africa the recently promulgated Mining Legislation and a number of associated and as yet undefined economic and social issues may result in an increased political and economic risk weighting of operating in that country.

Consequently, Caledonia's exploration, development and production activities may be substantially affected by factors beyond Caledonia's control, any of which could materially adversely affect Caledonia's financial position or results from operations. Furthermore, in the event of a dispute arising from such activities, Caledonia may be subject to exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

HISTORY OF LOSSES; ACCUMULATED DEFICIT; NO ASSURANCE OF REVENUE OR OPERATING PROFIT

Since inception from February 1992, Caledonia has recorded a loss in every year except 1994 and 2000. As at December 31, 2003 the consolidated accumulated deficit was $142.4 million. 77.3% of the accumulated loss relates to capital asset and mineral property write-downs, 7.7% is due to discontinued operations prior to 1998, and the balance of 15.0% relates to operational and administration activity. Operational activity is defined as gross profit from mining operations less expenses such as amortization, general and administration, interest on debt and other miscellaneous expenses.

Write-downs on capital assets and mineral properties are typical for the mining industry. Caledonia's policy is to review the carrying value of assets relative to current market conditions on an annual basis. In 1997, Caledonia reduced the carrying value of its investment in the two South African gold mines by recording a write-down of $44.9 million. This reduction was made in response to a decline in the average price of gold per ounce from about US$364 in 1996 to US$327 in 1997 and the placing of the two mines onto "care and maintenance". Similarly in 1998 and 1999 these assets were further reduced by $10.6 million and $2.4 million respectively when the gold price fell to about US$ 250 per oz. During the remainder of 2003 the Rand price of gold held steady at between R82,000 and R88,000 per kilogram despite a slow but gradual increase in the price of gold to about US $415 per ounce at the 2003 year end from a price of $347 per ounce at the beginning of 2003. As the gold prices recovers to acceptable levels and the South African mines recommence production, a substantial portion of the write-down could be recovered as earnings. However, there is no assurance the Rand price of gold will be sustainable.

In 2002, the carrying value of Caledonia's Kadola exploration property in Zambia, amounting to $2.6 million was written down to $1 as no exploration funding was available for this project at that time. In 2003, the carrying value of the Nama group exploration property in Zambia, $9,534,000, was written down to $1 due to lack of significant exploration activity on the property during the year and despite there being strong interest shown on purchasing a cobalt concentrate from Nama by two potential end-users.

In general, mining companies react to changing commodity prices by searching for new methods of operating to either increase the volume of production from existing ore reserves or reduce operating costs. Caledonia is continuously searching for new production methods and operating cost efficiencies in an attempt to mitigate the effects of lower commodity prices on operating profits. However, there is no guarantee Caledonia will be successful in its efforts. Caledonia at its Barbrook mine recommenced gold production in the 2nd quarter of 2003 and introduced the relatively new technology of Resin leaching to increase its gold recovery and enhance economics. In late 2003 and early 2004 Caledonia introduced additional new flotation equipment and concentrate oxidation technology at Barbrook to further improve the gold recovery and production economics. It is further evaluating `ultra-fine milling' and `whole-plant Biox' metallurgical processes to determine whether further improvements in recoveries and mine economics can be attained.

NEED FOR ADDITIONAL FUNDS

It is the belief of Caledonia that the recent financing by a group of private investors that partially closed on the 30th April 2004 and which provided gross funding of about $15.0 million and the recent exercise of common share purchase warrants of about $ 0.761 million will sustain Caledonia for 2004 and into the year 2005. The resumption of gold production at Caledonia's Barbrook mine will also generate cash flow in 2004. However, if funds fall short of requirements, Caledonia will undertake financing options such as private placements with private investors, and, if this is still insufficient for its needs, will investigate either project joint ventures or project or bank funding. The funds raised by the 2004 financing have been and will be mainly used by Caledonia on its exploration, development and production activities such as:

  - at Barbrook developing access to ore resources below the 10 level and to the east along strike; providing continuity of the mining operations; making capital additions to the Barbrook metallurgical plant, such as a Biox(R) circuit;

  - further drilling/possible bulk sampling and processing of material from Caledonia's Goedgevonden Diamond Project;

  -   further drilling at Caledonia's Rooipoort Platinum Project

  - bulk sampling and concentration testwork on Caledonia's Nama Cobalt/Copper Project in Zambia.

  - further exploration and possible drilling at the Roodepoort gold project of Eersteling.

The funds raised will be sufficient to move forward with the direct development of some of the assets if economically and technically justified. The Mulonga Plains Joint Venture with the BHP-Billiton Entity is subject to joint venture agreements and is fully funded by the joint venture partner through to commercial production. Similarly, the Kikerk Lake joint venture with Ashton Mining (Canada) Limited is fully funded by Ashton. Caledonia continues to actively review the benefits, to Caledonia and its shareholders, of seeking joint venture partners for most, if not all of its exploration properties.

DEPENDENCE UPON KEY PERSONNEL

Caledonia's success depends (i) on the continued contributions of its directors, executive officers, management and consultants, and (ii) on Caledonia's ability to attract new personnel whenever Caledonia seeks to implement its business strategy. During Caledonia 's limited operating history and the continuous shortage of funding between 1997 and mid 2002, most of the key responsibilities within Caledonia have been assigned to a small number of individuals. With recommencement of production at the Barbrook mine and the expansion of other Southern African projects, various consultants and staff have been engaged to assist with the increased technical and administrative workload. In late 2003 and early 2004 additions have been made to the corporate staff at senior levels to strengthen the management and operations team in South Africa and to address some of the succession planning needs of Caledonia. Amongst others these include the senior appointment (sequentially) of:

  - Dr. Trevor Pearton as a Director of Barbrook and Eersteling and who controls the geological and ore development programs at both mines;

  - Jacques du Plessis as General Manager, South Africa, responsible for all South African operations;

  - John Blaine as Exploration Manager Africa responsible for all African exploration projects;

  - Bruce Cumming as Chief Geologist Africa and the Project Manager of Eersteling's Rooipoort Platinum and Roodepoort Gold Projects;

  -   Kevin Buyskes as the Manager of Barbrook Mines Limited;

  -   Ann Pearton as the Manager of all Caledonia's Geological Information
      Systems;

  - Mike Tombs as Financial Manager Africa responsible for all financial and accounting matters.

ABSENCE OF DIVIDENDS

The Company has never paid, and does not intend at this stage, to declare or pay cash dividends on Common Stock in the foreseeable future.

POSSIBLE VOLATILITY OF SHARE PRICE

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where Caledonia operates, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price. The volatility of Caledonia's stock may also be affected by the relative lack of institutional and stock analyst coverage of Caledonia .

4     INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF CALEDONIA

      CALEDONIA MINING CORPORATION ("Caledonia") was incorporated, effective February 05, 1992, by the amalgamation pursuant to the laws of the Province of British Columbia, Canada of two "public" companies and one "private" company. The two public companies were Golden North Resource Corporation ("Golden North"), a British Columbia company and Thorco Resources Inc. ("Thorco"), an Ontario company. The private company was Doelcam Mining Corporation ("Doelcam"), an Ontario company. Such three companies being herein variously referred to as the "Amalgamating Companies".

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

      The amalgamation of companies under the British Columbia Corporation Act is in effect a merger of the Amalgamating Companies into a single new corporate entity, which replaces the original Amalgamating Companies. As a result of the amalgamation, Caledonia became possessed of all the assets and assumed responsibility for all of the liabilities, of the Amalgamating Companies.

      As a result of the amalgamation, all of the issued and outstanding shares of the Amalgamating Companies were exchanged for fully paid and non-assessable common shares in the capital of Caledonia. As a result of the share exchange Caledonia issued a total of 10,632,567 common shares to the shareholders of the Amalgamating Companies. The share exchange was on the following basis:

                  - 0.71672 shares of Caledonia for one share of Golden North;

                  - 0.19426 shares of Caledonia for one share of Thorco;

                  - 0.70810 shares of Caledonia for one share of Doelcam

      The shares of Golden North and Thorco were, prior to the amalgamation, listed on the Toronto Stock Exchange in Toronto Ontario, Canada. Additionally, up to 1991, Golden North was listed on the Vancouver Stock Exchange in Vancouver British Columbia, Canada and was also quoted on NASDAQ in the U.S. Following the amalgamation, the shares of Caledonia were listed for trading on the Toronto Stock Exchange and quoted on the NASDAQ small caps market. In October 1995, Caledonia was elevated to the NASDAQ National Market from the small caps market.

      In March 1995, Caledonia decided to de-register as a Corporation registered under the laws of the Province of British Columbia, and simultaneously, was registered as a Canadian Corporation under the provisions of the Canadian Business Corporations Act (CBCA).

      The addresses and telephone numbers of Caledonia's two principal offices are:

         HEAD OFFICE - CANADA               AFRICA OFFICE - SOUTH AFRICA
         Caledonia Mining Corporation       Greenstone Management Services
         Suite 9, 2145, Dunwin Drive,       24, 9th Street, Lower Houghton
         Mississauga, L5L 4L9               Johannesburg, Gauteng, 2198
         Ontario, Canada                    South Africa
         (1) 905 607 7543                   (27) 11 447 2499

      The above principal Canadian and South African office address are the same as those given in the 2002 Form 20F.

      In 1997, the NASDAQ stock market put Caledonia on notice that new listing requirements were in the process of being implemented. A minimum bid price of US$1.00 per share for a period of ten consecutive trade days is required for Caledonia to regain compliance with the new listing requirements. Caledonia was unable to regain compliance and on October 16th 1998, Caledonia announced that the NASDAQ Stock Market, Inc. would no longer quote Caledonia's securities for trading. In addition to trading on the Toronto Stock Exchange, Caledonia's common stock commenced trading on NASDAQ's OTC Bulletin Board system under the same symbol, CALVF, immediately after removal from the NASDAQ National Market.

      On April 6, 2000, the Board of Directors of Caledonia approved a letter of intent dated April 4, 2000 whereby Caledonia disposed of its investment in Filon Sur S.A. ("Filon Sur") and Fynegold Exploration Limited ("Fynegold"). In relation to the above transaction, reference is made to note 5 (b) of Caledonia's financial statements contained in the 2000 Annual Report, which information was incorporated therein by reference in the 2000 Form 20F.

      In August 2000, Caledonia was notified by its joint venture partner on its Mulonga Plain properties in Zambia that it had expended more than US$ 3 million on exploration on the properties and as such had earned a 60% interest in that property. The joint venture party has continued work on the Mulonga Plain properties in 2003 in its search for diamondiferous kimberlite pipes and has planned further exploration work for the 2004 exploration season.

      In August 2000, Caledonia concluded a deal with a major mining company whereby the company would spend a total of $750,000 over a 3-year period on Caledonia's Kikerk Lake diamond property in northern Canada to earn a 52.5% interest in the property from Caledonia who at that time held a 70% interest. By the end of 2002 the mining group had spent in excess of $750,000 on the Kikerk property and had earned a 52.5% interest. The joint venture parties have signed a 3-way joint venture exploration agreement in early 2002 and the operator of the joint venture has completed an approximate $1.5 million winter and summer exploration program in 2002 and a further $600,000 program in 2003.The operator has proposed a $300,000 exploration program for 2004.

      In August 2000, Caledonia signed a heads of agreement with a major mining group over Caledonia's Nama group licences in Zambia - the "Kalimba project". The mining group undertook to spend US$ 2,500,000 over a 4-year period to earn a 30% interest in the property by funding all of the exploration work on the Kalimba project. The mining group could have increased its interest to 50% by spending a further $4,000,000 in the same 4-year period. The mining group carried out exploration work on the Kalimba project between 2000 and March 2002 when it withdrew from the joint venture as part of its overall cutback in worldwide exploration. The property is again fully owned by Caledonia. Talks were held with another potential joint venture partner in 2002 but without any agreement being reached. In late 2003 talks were held with a smelting company in Zambia regarding the sale of concentrates from Nama as smelter feed. Caledonia will collect a bulk sample from Nama during the 2nd quarter of 2004 and conduct metallurgical tests to produce a concentrate and confirm whether or not the specifications required by the smelter can be met.

      Caledonia has not been involved in any significant reorganization, mergers, receiverships or bankruptcies. However in January 2002, Caledonia's management service agreement with the Filon Sur Gold Mine in Southern Spain was effectively terminated due to the placing of Filon Sur into liquidation by its major shareholder.

      In 2002, the Corporation raised about $ 4.2 million equity financing (net of fees) from private placements and a convertible debenture and about $1.5 million from the exercise of warrants. In early 2003, Caledonia raised approximately $1.2 million from equity financing (net of fees) from the portion of the private placement carried over from December 2002, about $1.2 million from the exercise of warrants and about $0.037 million from the exercise of share options. A second private placement in August 2003 raised a further $4.6 million (net of fees). For details of these equity financings and the sale of the warrants please refer to Note 4 of the Financial Statements on page 31 of the 2003 Annual Report that are incorporated herein by reference. In April 2004 a private placement of up to $20,000,000 was undertaken and as at April 30th 2004 had raised about $15 million gross financing. For details of this financing please refer to
      Note 11 of the Financial Statements on page 36 of the 2003 Annual Report that is incorporated herein by reference.

      A full description of Caledonia's involvement in its various subsidiaries is given in the following section - 4 (B). From time to time Caledonia receives mineral property and business proposals from third parties for review as potential investment opportunities. The Board of Directors or the officers of Caledonia will review and evaluate those opportunities of merit and interest to Caledonia. In 2002 Caledonia became involved with the "Rooipoort" mineral exploration property in South Africa following the review procedure outlined above.

B.    BUSINESS OVERVIEW

      MINING AND EXPLORATION PROPERTIES:

      (1)   FILON SUR GOLD MINE

            Until June 30 2000, Caledonia owned a 99.5% interest in the Filon Sur gold mine located at Tharsis in the Province of Huelva in the Andalucia area of southern Spain. The Filon Sur mine had the right to mine, reclaim and process all gossan and morrongo ores from the 10,000 acre Tharsis and La Zarza lands and mining concessions, historic mining districts located on the world famous Iberian pyrite belt The operation at the mine in early 2001 and the latter part of the year was severely affected by wet weather that affected all of the feed sources to the plant and reduced production significantly. Despite various efforts to reduce costs and increase production, operating losses were made throughout the year - especially from August 2001 onwards. Despite seeking respite from the critical cash flow shortage by attempting to obtain Government funding for the depressed Spanish mining industry, the mine could not produce a viable on-going operating plan and was placed into liquidation at a shareholders' meeting in January 2002. This effectively terminated the management services contract with the mine. Because of the poor operating and economic results, there was no free cash from the mine in 2001 and therefore no fees were paid to Caledonia for management services.

      (2)   BARBROOK GOLD MINE

            The 100% owned Barbrook gold mine is located near the town of Barberton in the Mpumalanga province of the Republic of South Africa. Pretoria and Johannesburg are approximately 375 km to the west. Barberton is the natural and historic center of the gold mining district in the Mpumalanga province. The town has a history of mining dating back more than 100 years. The present property, which covers an area of 10,625 acres and extends for a distance of about 28 km along strike, represents a consolidation of about 20 old mines.

            The Barbrook gold deposits occur in the Barberton Greenstone belt, the host for the other gold deposits in the area. The belt is of Achaean age and includes some of the oldest volcanic and sedimentary rocks in South Africa. The belt trends southwest to the northeast and has been intruded and deformed by various granite plutons at the margins. The Barbrook property covers two steeply dipping banded iron formations oriented in an east-west direction. These two shear zones, called the Zwartkoppie and Barbrook Lines are the host to the Barbrook gold deposits.

            During 1997, prior to the suspension of activities, the mine was operating at a rate of 17,000 tonnes per month and the process plant was operating at about 20,000 tonnes per month of underground ore. The plant has, in the past, processed oxide ore at rates in excess of 30,000 tonnes per month. Through 2000, operations remained suspended at Barbrook due to the continuing low gold price. The underground mine was operated on a very small-scale basis in early-mid 2001 to generate cash flow to enable the plant and the mine to be re-started. This operation was terminated in September 2001 due to uneconomic operation at the low production rate. The mine was returned to a care and maintenance basis. Reference is made to page 7 of the 2003 Annual Report for information on the resources, which information is incorporated herein by reference.

            Barbrook was re-started in January 2002, again mining a low-tonnage, high grade payshoot to provide cash flow to commence rehabilitation of the Mine planned to re-start processing at a rate of 6,000 tonnes per month and to pilot test the new process technology for gold recovery developed by Caledonia. However, due to poor economic returns on the low tonnage, high-grade ore, operations were suspended in April 2002. A full geological and mining re-evaluation was carried out on the Taylor's orebody from May 2002, which has led to the rehabilitation of the mine and plant and the resumption of operations in the 2nd quarter of 2003. Information on the production of Barbrook in 2003 is shown on Page 11 of the 2003 Annual Report that is incorporated herein by reference. The characteristics of the Taylors ore fed to the plant in 2003 were not as expected, or as used in earlier test work, and recoveries were below projections. The ore was much more refractory with considerably more arsenopyritic ore than expected, although these ores are of higher grade than the pyritic ore zones tested previously.

            A number of alternative metallurgical circuits have been tested and circuit improvements have been identified. In late 2003 and early 2004 Caledonia introduced new flotation equipment and concentrate oxidation technology at Barbrook to improve the gold recovery and therefore the production economics. In early 2004, it is further evaluating `ultra-fine milling' and `whole-plant Biox(R)' metallurgical processes to determine whether further recovery improvements and improved economics can be attained.

            As future test work is completed, and following feasibility study, more revisions to the metallurgical plant are expected.

            In 2004 it has been decided to develop mining operations at Taylors on the Barbrook line below the 10 level, at the upper levels of Taylors and easterly along strike towards the Crescent area and on the Zwartkoppies line in order to provide additional ore to the metallurgical plant when the new metallurgical processes are proven successful.

      (3)   EERSTELING GOLD MINE

            The 96% owned Eersteling gold mine, is located 36 kilometers from the town of Pietersburg in the rolling terrain of the Northern Province of the Republic of South Africa. Pretoria and Johannesburg are 250 km and 300 km, respectively, to the south.

            The first gold discovered in South Africa was on a farm named "Eersteling" which was located near the village of Marabastad, 30 km southeast of Pietersburg. Mining started in May 1874 and continued until the second Anglo-Boer War (1899 - 1902) when the mine was shut down. The mining rights of the fragmented mining and exploration properties were consolidated. On July 16 1987, Eersteling Gold Mining Company Limited was formed and was listed on the Johannesburg Stock Exchange.

            The Eersteling Mine property has an area of 47,000 acres, extends for a distance of about 25 km and is located in the Pietersburg Greenstone belt which is of Achaean age and which consists of an upper and lower sequence. The upper sequence is mainly conglomerate, grit and sandstone. The lower sequence is undifferentiated mafic and ultramafic volcanic rocks and intrusives, with banded iron formation and chert. The feature that most dominates gold mineralization in the area is the Willemse shear. During 2003 operations remained suspended at Eersteling.

            In 2002, Eersteling obtained the Rooipoort platinum prospect from Anglo American Platinum Corporation (Amplats). The property is about 30 km southwest of the Eersteling metallurgical plant and is located in an area that is presently undergoing a surge in platinum group metal exploration. In the third quarter 2003 an exploration-drilling program was commenced on the Rooipoort property. Exploration drilling is continuing in 2004.

            Eersteling has identified a near-surface gold exploration prospect ("Roodepoort") which will be tested during 2004.

            Reference is made to page 7 and 9 respectively of the 2003 Annual Report for information on the resources of Barbrook and Eersteling and on pages 12 and 14 respectively for a description of the Roodepoort and the Rooipoort prospects, which information is incorporated herein by reference.

            Eersteling Gold Mining Company Limited ("Eersteling") is listed on the Johannesburg Stock Exchange ("JSE") and is 96.2% owned by Caledonia. Because of the poor liquidity of trading and the high costs of maintaining the listed company, it is intended to delist Eersteling from the JSE in mid-2004 and to make an offer to take over the positions of the minority shareholders

      (4)   GENERAL COMMENTS

            Caledonia's activities are centered in Southern and Central Africa and in Northern Canada. Generally, in the gold mining industry the work is not seasonable except where heavy seasonal rainfall can affect surface mining. Caledonia is not dependent, to any material extent, on patents, licences, contracts or new manufacturing processes at this time. However, there may be occasions that Caledonia may wish to adopt such patents, licences etc. if these are economically beneficial to its operations. For example, at the present time Caledonia's subsidiary, Barbrook Mines Ltd, is negotiating a licence agreement with Biomin Technologies SA of Switzerland to allow Biomin's "BIOX(R)" process to be used at the Barbrook Gold Mine. Additional details of this process are given on page 11 of the 2003 Annual Report which is incorporated herein by reference.

            All Mining and exploration activities are conducted under the various Economic, Mining and Environmental Regulations of the country where the operations are being carried out. It is always Caledonia's standard that these regulations are complied with by Caledonia otherwise its activities risk being suspended.

      (5)   EXPLORATION AND DEVELOPMENT PROPERTIES

            As in 2002, in 2003 Caledonia continued to focus efforts on those exploration properties with the greatest potential in Africa and in Northern Canada. In 2001, Caledonia obtained interests in the Konkola West property in Northern Zambia and the Pruissen and the Vier-en-Twintig Rivier properties in the Limpopo Province of South Africa. In 2002, Caledonia obtained a 100% interest in the Rooipoort platinum prospect, also in the Limpopo Province of South Africa. Due to their lower prospectivity than Caledonia's other exploration properties, the option agreements at the Pruissen and Vier-en-Twintig properties were dropped in 2002. In 2003 Caledonia added the Lukulu licence area in Western Zambia to the Mulonga Plain Joint Venture lands. In late 2003 and early 2004 Caledonia increased its property holdings adjacent to its Rooipoort platinum project in South Africa.

            Reference is made to pages 4, 5 and 6 of the 2001 Annual Report which was incorporated into the 2001 Form 20F and pages 4 to 8 inclusive of the 2002 Annual Report for information on exploration and development properties which information is incorporated herein by reference. Further information on exploration and project development is available on pages 12 to 15 of the 2003 Annual Report which information is incorporated herein by reference.

(C)   ORGANIZATIONAL STRUCTURE - SIGNIFICANT COMPANIES

      AFRICA:

      ZAMBIA:

      Caledonia Mining Corporation owns 100% of the shares of the following Zambian registered and incorporated companies:

      - Caledonia Mining (Zambia) Limited

      - Caledonia Western Limited

      - Caledonia Nama Limited

      - Caledonia Kadola Limited

      These companies are collectively known as "Caledonia Zambia" throughout this Form 20 F. However, on the joint venture on the Mulonga Plain properties, the other parties have now obtained a 60% interest after spending in excess of US$ 3,500,000. The joint venture parties have now spent in excess of US$ 5,500,000 on the Mulonga Plain joint venture property. It is intended that these properties, that are the sole assets of Caledonia Western, will be transferred to a new Zambian company in which Caledonia will hold a 40% interest.

      SOUTH AFRICA:

      Caledonia Mining Corporation owns the following interests in South African registered and incorporated companies:

      - 96% of Eersteling Gold Mining Company Limited, a company listed on the Johannesburg Stock Exchange

      -100% of Barbrook Mines Limited

      -100% of Greenstone Management Services Limited

      In early 2004, Caledonia gave notice of its intent, subject to obtaining the necessary regulatory approvals, to convert the shares held by the minority shareholders of Eersteling Gold Mining Limited, into redeemable preference shares, redeem them and to subsequently delist Eersteling from the Johannesburg Stock Exchange. When completed, this will result in Caledonia owning 100% of Eersteling's gold assets and the Rooipoort platinum project.

(D)   PROPERTY, PLANT AND EQUIPMENT

      The only producing area of involvement of Caledonia in 2001 was the Filon Sur Gold Mine in Spain. The mine produced a gold and silver product containing high amounts of copper. This product was sold to a refiner for further processing and the sale of precious metals. Caledonia sold Filon Sur on June 30, 2000. From this date, Caledonia managed Filon Sur for a fee equivalent to 30% of the excess cash flow from the mine. In 2000, the fee received from Filon Sur was $109,000 but in 2001, due to the severe cash flow problems, there was no management service fees received from Filon Sur. The mine has been more fully described earlier in section 4.B.1 and, as stated previously, was placed into Liquidation in January 2002 by its major shareholder.

      Caledonia owns two gold assets in South Africa that have been on "care and maintenance" since 1997. These are the 96% owned Eersteling gold mine in Limpopo Province and the Barbrook gold mine in the Mpumalanga Province. These mines have previously been discussed in sections 4.B.2 and 4.B.3. Both of the mines and plants produced a dore bar product, which was sold to a South African refining company. Generally the gold content of the dore was in excess of 90% with silver and copper making up the other 10%. As discussed earlier, the Barbrook mine was rehabilitated in 2002 and early 2003 and re-commenced limited gold production during the second half of 2003.The Eersteling mine may be re-habilitated in 2004, dependant on exploration results from Roodepoort and if a sustainable economic Rand price of gold prevails.

      Reserve and resource estimates for the Barbrook Gold Mine and a resource estimate for the Eersteling Gold Mine are available on pages 7 and 9 of the 2003 Annual Report which information is incorporated herein by reference. The Barbrook reserve and resource estimates were certified by Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant and "Independent Qualified Person" as required by National Instrument 43-101 of the Canadian Securities Administrators.

      Production results for the Barbrook Mine in 2003 are available on page 11 of the 2003 Annual Report which information is incorporated herein by reference.

5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A     OPERATING RESULTS

      A discussion on the `Results of Operation' for 2003 is given in the 2003 Annual Report of Caledonia under section "Management Discussion and Analysis - `Operational Review' and' Consolidated Financial Results'". These are shown on pages 10 and 11 of the 2003 Annual Report, which are incorporated herein by reference.

      Reference is made to pages 38, 39, 40 and 41 of the 2003 Annual Report GAAP reconciliation (note 13) for the impact of the difference between Canadian and U.S. accounting principles on the operations of Caledonia that are incorporated herein by reference.

      The most critical accounting policies for Caledonia under Canadian and US GAAP are:

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

            Producing assets are amortized using the straight-line method based on the estimated useful lives of the assets. The estimated useful life of the producing assets range from 3 to 5 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements that extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset. As of December 31, 2003, Caledonia's only producing capital asset was the Barbrook gold mine in South Africa.

            NON-PRODUCING ASSETS

            Non-producing assets are recorded at cost less write-downs. During non-producing periods, no amortization is recorded.

            At the time of commercial production, the assets are reclassified as producing and amortized in the manner described above.

      3.    MINERAL PROPERTIES

            PRODUCING PROPERTIES

            When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum. As of December 31, 2002, 2001 and 2000, Caledonia did not have any producing mineral properties. As of December 31, 2003 the Barbrook gold mine in South Africa was the company's only operating mineral property.

            NON-PRODUCING PROPERTIES

            Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by Caledonia, or through its participation in joint ventures, are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned.

            A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that Caledonia will continue exploration on the project. However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

            The ultimate recovery of these costs depends on the discovery and development of economic ore reserves, or the sale of the properties or the mineral rights. The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

            However US GAAP requires that mineral properties with no proven resources be reflected as expenses in the period incurred. In addition, for US GAAP purposes, Caledonia has made a provision for Asset Retirement Obligations that would be incurred on closing its mines and exploration projects.

            Caledonia had two major capital expenditure programs for the year 2003 that included the Rooipoort platinum exploration project and the previously discussed refurbishment of its Barbrook mine. The major capital expenditure commitments for the year 2004 are the previously discussed metallurgical plant additions (that may include the construction of a Biox (R) plant) at its Barbrook Mine that requires capital expenditure of $8.0 to $9.0 million. It is planned to carry out further drilling on the Rooipoort platinum group metals property, the Roodepoort gold prospect, a bulk sampling exercise on its Goedgevonden diamond property, in South Africa, and the Nama cobalt/copper property in Zambia. As discussed earlier, and depending upon a sustainable Rand gold price and the exploration results from the Roodepoort gold exploration property, it is possible that Caledonia will commence the refurbishment at its Eersteling gold mine in South Africa late in 2004.

B     LIQUIDITY AND CAPITAL RESOURCES

      A discussion on the `Liquidity and Capital Resources' for 2003 and its comparison to 2002 is given in the 2003 Annual Report of Caledonia under the section "Management Discussion and Analysis - `Liquidity and Capital Resources' and `Uses of Liquidity'". These are shown on page 16 of the 2003 Annual Report, which section is incorporated herein by reference.

      Reference is also made to the section above titled "Risks and Uncertainties" for further information concerning liquidity and capital resources.

      Reference is made to the "Comments by Auditors for U.S. Readers on Canada-US Reporting Conflicts" which is shown on page 22 of the 2003 Annual Report and which is incorporated here by reference.

      Cash flow from operations and investing activities has varied between 2001, 2002 and 2003. Cash is invested in an interest-bearing money market fund. In 2001, private placement financing raised $0.96 million net of fees and short-term loans resulted in another $0.12 million. In 2002 financing by private placement and exercise of warrants raised $5.2 million, net of fees. This allowed repayment of loans in an amount of S1.0 million by a combination of $0.4 million in cash and the issuance of shares. In 2003, financing by private placements and the exercise of warrants and share options raised $9.459 million net of fees. These transactions are discussed in more detail later in this section.

      Following previous cost curtailment programs and a significant reduction of expenditures on mineral and capital properties to conserve cash resources, the company requires about $1.4 million annually to maintain Caledonia as a reporting issuer in North America and maintain its assets. Cash flow from operations has been affected in 2001 and 2002 by the uneconomic operations at Filon Sur that resulted in zero fees received from the management services contract in 2001 and in 2002. Filon Sur was placed into liquidation by its major shareholder in January 2002. In 1999, 2000 and 2001 certain officers and directors of Caledonia deferred a significant portion of salaries. The combination of deferral of salaries, short-term loans and equity financing kept Caledonia in operation over this period. In 2002, equity financing and exercise of warrants enabled the company to maintain its operation.

      In 2003, cash to continue operations was obtained by the issuance of share capital from private placements and from the exercise of warrants or share options. Due to unexpected metallurgical recoveries the cash flow from the restart of Caledonia 's Barbrook gold mine did not materialize. In the 1st quarter of 2003, an amount of about $2.39 million, net of financing costs was raised from the portion of the private placement financing carried over from December 2002, the exercise of warrants and share options. A further $4.6 million (net of costs) was raised by private placement in August 2003. In April 2004, the company raised an amount of about $15 million from private placements and from the exercise of warrants The funds raised by the 2004 financing will mainly be used on activities which will allow Caledonia to maintain and/or re-start operations, make capital additions to the Barbrook metallurgical plant, such as a Biox(R) circuit, and for drilling/possible bulk sampling and processing of material from Caledonia's Goedgevonden diamond, Roodepoort gold and the Rooipoort platinum projects in South Africa and Nama copper/cobalt project in Zambia. The funds raised will be sufficient to move forward with the direct development of some of the assets if economically and technically justified. Should additional funding be required it is likely that the company will raise further funds by private placement financings with arms-length subscribers as has been its practice in recent years.

C     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, NEW TECHNOLOGY, ETC.

      Except for minor expenditures, $10,000 in 1999 and a similar amount in 2001, Caledonia has carried out no work on research and development over the past 5 years. In 1999, a small amount was spent on research of three flotation concentrates from Caledonia's Barbrook Gold Mine by the EMR Microwave Technology Corporation to develop the potential of a new processing route to recover gold from the three refractory concentrates. The preliminary results from the tests were inconclusive and it was decided to suspend further tests until the microwave technology process was more industrially developed. Generally, the R & D work by Caledonia is limited to the development of more efficient metal extraction procedures. In 2001, development work was carried out on a sample of ore from the Taylor's section of the Barbrook Mine at the Mintek Laboratory in South Africa. A bulk flotation concentrate was produced from the ore and tested for oxidation and gold recovery procedures. These tests were carried out to try to attain a relatively inexpensive oxidation of the refractory minerals present and a higher gold recovery using the "resin-in-leach" process rather than the "carbon-in-leach" previously used at Barbrook. The "oxidation" test work proved to be inconclusive but the "resin-in-leach" process tested, incorporating kerosene or diesel addition to blind the carbonaceous material in the Barbrook ore that are highly preg-robbing, gave consistently higher gold recoveries in the leach process. The "resin-in-leach" process was included in the metallurgical plant at Barbrook. Management also decided that the Anglo American Corporation/Kemix's pump cell technology would be incorporated into the new resin-in-leach circuit. The metallurgical circuit has included flash flotation and the Knelson gravity concentration technology in the gold milling circuit to increase early gold recovery and reduce gold lock up in the primary mill. The metallurgical circuit also includes two G-cell flotation cleaner cells that are designed to increase the gold grades reporting to the regrind and leach circuits and two Aachen reactors which provide high-intensity oxidation and should result in higher gold recovery for the Taylor's ore. At the present time (April 2004), Caledonia's subsidiary, Barbrook Mines Ltd, is negotiating a licence agreement with Biomin Technologies SA of Switzerland to allow Biomin's "BIOX(R)" process to be used at the Barbrook Gold Mine. Additional details of this process are given on page 11 of the 2003 Annual Report which is incorporated herein by reference.

D     TREND INFORMATION

      Following the closure of the Filon Sur gold mine in January 2002, Caledonia has not had any involvement in producing operations until 2003. The Barbrook gold mine was restarted in the 2nd quarter of 2003. The possible re-commencement of the Eersteling gold mine in the latter part of 2004 will depend on the price of gold, the Rand / US$ exchange rate and the results of the Roodepoort exploration program, all of which have been discussed previously in this report. Caledonia will continue to raise finance from time to time as needed to continue in business until it's operations are self funding. Until this self-financing is achieved it is likely that the practice used in previous years of entering into private placements with arms-length subscribers will continue. Similarly, as in the past, to minimize its own cash expenditures on its portfolio of exploration properties, Caledonia will continue, where possible and desirable to joint venture certain of its properties to major mining companies.

E.    OFF-BALANCE SHEET ARRANGEMENTS

The company has no off-balance sheet arrangements.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                  LESS                                 MORE
   CONTRACTUAL                    THAN        2 TO 3      4 TO 5      THAN 5
   OBLIGATIONS        TOTAL      1 YEAR       YEARS       YEARS       YEARS
   -----------       --------    -------     --------     -------     ------
CAPITAL (FINANCE)    $ 55,000    $12,600     $28,300      $14,100      $Nil
LEASE OBLIGATIONS

OPERATING OR         $268,000    $68,000     $135,000     $65,000      $Nil
PURCHASE  LEASE
OBLIGATIONS
                     --------    -------     --------     -------     ------
TOTAL                $323,000    $80,600     $163,300     $79,100      $Nil
                     --------    -------     --------     -------     ------

The above relate to the restart of the Barbrook mine and the South African head office administration costs. Caledonia has minor cost obligations in respect of licences and prospecting fees for its exploration and mining properties some of which are paid by Caledonia's joint venture partners.

6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A     DIRECTORS AND SENIOR MANAGEMENT

      A list of the directors and the officers of Caledonia is given on page 42 of the 2003 Annual Report that is incorporated by reference. A brief profile of each of the Directors and the senior management is given below:

      STEFAN E. HAYDEN - Chairman, President and Chief Executive Officer

      Mr. Hayden has extensive experience as a company manager in South Africa. Initially he founded, developed and managed an engineering company that manufactured flameproof mining machinery. He followed this by managing a company holding the Massey Ferguson franchise in the Transvaal and the Orange Free State and returned it to profitability for the then owners Standard Corporate Merchant Bank. He then founded and managed the South African agency for heavy electrical equipment sales and installations for Toshiba Corporation of Japan. He has been Managing Director of Industrial Brokers, a family company specializing in the procurement of steel and mining machinery, since 1971 and continues in this position.

      With his wide managerial, electrical and mechanical, and mining experience Mr. Hayden has acted as technical advisor to numerous mines and companies in Southern Africa. Prior to the Caledonia acquisition, Mr. Hayden as the Chief Executive Officer of Eersteling Gold Mining Company Limited and Barbrook Mines Limited was responsible for both operations. He joined Caledonia in 1995 and was appointed Managing Director, African Operations responsible for the development of Caledonia's business in Africa. In June 1996, Mr. Hayden was elected as a Director of Caledonia and subsequently appointed Deputy Chairman of Caledonia. In January 1997 he was appointed Chairman of Caledonia and in June 1997 the position of President and Chief Executive Officer was added to his responsibilities.

      JAMES JOHNSTONE, B.Sc., ARCST, P.Eng. Director, Vice President Operations and Chief Operating Officer

      A graduate-mining engineer Mr. Johnstone has 40 years experience in mine operations in North America, Africa and Europe. He has experience in both underground and open pit operations. For the past 20 years he has been employed as General Manager or Vice-President Operations for mining companies producing gold, base metals and industrial minerals. Mr. Johnstone has been responsible for the construction, start up and commissioning of two major mines in addition to the commissioning of Caledonia's Filon Sur operation. He has also been involved in the orderly closure of three operations. He has operated successfully in environmentally sensitive areas and has a good understanding of the permitting process in Canada and the

      United States. Mr. Johnstone joined Caledonia in April 1997 as Vice President Operations and is responsible for Caledonia's operations in Zambia and South Africa and for all activities in Canada. He was elected a Director of Caledonia in June 1997. Mr. Johnstone is a director of several of Caledonia's subsidiaries and of Fynegold Exploration Limited (UK).

      CHRISTOPHER HARVEY, LRIC, HNC (Chem.), Director and Technical Director

      A Chemistry graduate from Wigan Mining College, Mr. Harvey has spent his career in the international mineral processing industry. Prior to immigrating to Canada in 1987 he worked for the Anglo American Group in a number of senior metallurgical positions. These included projects associated with gold and copper/cobalt production, gold, uranium and sulfuric acid production from old gold tailings and the investigation and development of a copper/cobalt flow sheet. Mr. Harvey joined Doelcam, a predecessor company of Caledonia in 1989 as Vice-President Operations and was responsible for a number of property evaluations in several countries. He was appointed Senior Vice President of Caledonia at its inception in 1992 and has been a Director since 1993. He has since held a number of senior positions within the company and is currently the company's Technical Director. From late 1996 to the end of September 1998, Mr. Harvey was seconded to Filon Sur in Spain for the construction, commissioning and ongoing operation of the expansion to the heap-leach expansion project. He has also coordinated metallurgical studies for most of the company's projects, such as the Nama copper/cobalt project, the Eureka copper/gold project and the Kadola copper project in Zambia, Barbrook gold mine refractory gold recovery project in South Africa and the Cononish gold project in Scotland. He is also a director of Holmer Gold Mines Limited (TSX), Fynegold Exploration Limited (UK) and subsidiary companies, Barbrook Gold Mines Limited and Eersteling Gold Mining Company Limited of South Africa.

      JEFF SMITH, B.Sc. Vice President Exploration

      A geologist with over 30 years experience in the international mining industry. Mr. Smith worked as a mine geologist for Consolidated Murchison in South Africa and Turkey before moving to JCI's head office. With JCI he was responsible for various exploration and evaluation projects in southern Africa and Europe and managed a joint venture lead project. Mr. Smith worked for Caledonia as an independent consultant for a number of years, initially drawing on his wide knowledge of the Iberian pyrite belt and then on a worldwide basis. He joined Caledonia as Vice President - Exploration in November 1996. He presently works for Caledonia on a consulting basis and operates a consulting service covering the Iberian Peninsula and Europe.

      STEVEN W. POAD, B. Comm., C.A. Vice-President Finance and Administration.

      A graduate of McMaster University in Hamilton, Ontario, Mr. Poad received his C.A. designation in 1976. After some years in the manufacturing industry he was first associated with the mining industry in 1981. He has held financial positions with a number of Canadian mining companies including Falconbridge, Hudson Bay Mining & Smelting, and Northgate Exploration. He joined Caledonia as Manager Finance in 1994 and was appointed Vice-President Finance and Administration in November 1996. He is responsible for all financial activities of the Caledonia group of companies in terms of information management and treasury activities. Mr. Poad is also employed as Chief Financial Officer by High River Gold Mines Ltd and Intrepid Minerals Corporation, both of Toronto Canada and currently works for Caledonia on a part-time consulting basis. He is a director of Intrepid Minerals International Ltd (Toronto, Canada).

      IAN FORREST - Non- executive Director

      Mr. Forrest is an accountant by profession and has wide experience as an executive in the resource industry. He has been a director of Caledonia since inception in February 1992 and prior to that date he was a director of one of the predecessor companies for many years. He is a member of the board of directors of Mengold Resources Inc. (Montreal, Canada), Georex S.A. (Paris, France), Desire Petroleum plc (London, AIM, UK), Polymet Mining Corp (Toronto, Canada and OTCBB), Viatrade plc (London, OFEX, UK) and Belmore Resources plc (Ireland). Mr. Forrest is based in Geneva, Switzerland.

      CARL JONSSON - Non- executive Director and legal adviser to Caledonia

      Mr. Jonsson is a lawyer by profession and has been associated with the resource industry for over 30 years. In his legal practice he has specialized in securities and corporate work. He has been a director of Caledonia since February 1992 and prior to that date he was a director of one of the predecessor companies, Golden North Resources Inc. for many years. Mr. Jonsson is resident in Vancouver, British Columbia, Canada and is a principal of the law firm Tupper, Jonsson and Yeadon. Mr. Jonsson sits on the board of directors of several companies in Canada, including, Acrex Ventures, Altima Resources Ltd., Bonterra Energy Income Trust, Comet Industries Ltd., Dolly Varden Resources Inc., Earthworks Industries Inc. - (Secretary only), Novitas Energy Ltd, TelcoPlus Enterprises Ltd. and Comaplex Minerals Corporation.

      FAMILY RELATIONSHIPS:

      There are no known family relationships between the officers, key employees and directors.

      ARRANGEMENTS, UNDERSTANDINGS, ETC.

      To the best knowledge of Caledonia, there are no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B     COMPENSATION

      The amount of compensation paid, and benefits in kind granted to Caledonia's directors and senior management is given under the "Summary Compensation Table" on page 5 of the 2004 Management Proxy Circular to the shareholders that is incorporated herein by reference. This table lists the compensation to the three executive directors and to Messer's. Poad and Smith. As stated in the notes to the table, in view of the cash situation of Caledonia, senior management deferred receiving a part of their salaries in 1999, 2000 and 2001. No compensation was deferred in 2002 or 2003. Some deferred compensation was paid during 2003. The balance of deferred compensation at December 31, 2003 is as listed below:

      TABLE OF DEFERRED DIRECTORS AND OFFICERS COMPENSATION AT DECEMBER 31, 2003


   NAME          DEFERRED SALARY            DEFERRED DIRECTOR'S FEES    TOTAL SUM DEFERRED
   ----          ---------------            ------------------------    ------------------
S. Hayden        $        55,300                      Nil               $           55,300

C. Harvey        $       112,250                      Nil               $          112,250

TOTAL            $       167,550                      NIL               $          167,550
                 ---------------                                        ------------------

      There is a $ 5,000 fee paid to each of the directors annually. The adverse cash situation from 1999 to 2001 caused each of the directors to defer receiving this fee since 1998. However during 2003, the deferred director's fees owing to all directors, and amounting to $20,000 each, were paid out in full. Mr. J. Johnstone, Chief Operating Officer, was paid his deferred salary of $278,666 in the fourth quarter of 2003. Mr. C. Harvey, Technical Director was paid $100,000 in deferred salary in November 2003. Mr. J. Smith, Caledonia's Vice-President Exploration was paid $ 31,014, being the balance of his deferred salary in January 2003. There were no stock options awarded to senior management or the directors in 1999, 2000 and 2001. In 2002, a total of 10,000,000 stock options were granted to the directors of Caledonia. The exercise price of the options was $0.235 and the options expire in April 2012. A total of 225,000 options were granted to officers of Caledonia at $0.35 and expiring in June 2012. Mr. J. du Plessis, the General Manager - South Africa, was granted 500,000 share options with an exercise price of $0.28 and an expiry date of November 03, 2013 when he joined the company in 2003. An amount of 300,000 of these share options are un-exercisable until various productivity targets in South Africa had been met. Mr. du Plessis was paid $50,000 in salary and benefits in 2003. In April 2004, 1,010,000 stock options were granted to an officer and senior management of Caledonia with an exercise price of $0.26 and an expiry date of April 29th 2014. The total share options granted to the senior management, in 2003 and prior years are given in the table "Summary Compensation Table" on page 5 of the 2004 Management Proxy Circular to the shareholders that is incorporated herein by reference.

      Caledonia does not have a bonus or profit-sharing plan. Caledonia does not have a pension, retirement or similar benefits scheme.

C     BOARD PRACTICES

      The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders. The officers hold their positions subject to being removed by resolution of the Board of Directors. Furthermore, the "Election of Directors" is discussed on page 3 of the 2004 Management Proxy Circular that is incorporated herein by reference. The Table on page 4 of the 2004 Management Proxy Circular provides the term of office for each director. In addition, the shareholdings of those directors named on the table hold about 0.015% collectively of the total shares of Caledonia outstanding at December 31, 2003. Officers of Caledonia who are not directors do not own any shares as at December 31, 2003.

      There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for (i) a "Key Executive Severance Protection Plan" between Caledonia and two of its directors - namely Mr.
      S. Hayden and Mr. F. C. Harvey dating from 1996, (ii) the indirect employment of Caledonia's chairman through a management and administrative agreement with Epicure Overseas SA and (iii) an employment contract with a director, Mr. J. Johnstone. The "Severance Plan" calls for severance payments to these executives if employment is terminated as a result of a change of control of Caledonia. Mr. Johnstone's employment contract with Caledonia has a termination clause whereby Mr. Johnstone is paid a severance payment of one year of salary in the event of his termination due to change of control or without cause. Details concerning Caledonia's Audit and Compensation committees are given in the 2004 Management Proxy Circular on pages 6, 8 & 9, which are incorporated herein by reference. The following directors are members of the audit and compensation committees:

    AUDIT                          COMPENSATION
Mr. C. Jonsson                    Mr. C. Jonsson
Mr. S. Hayden                     Mr. S. Hayden
Mr. I. Forrest                    Mr. I. Forrest

D     EMPLOYEES

      The average, approximate number of employees, their categories and geographic location for each of the last 3 years are summarized in the table below:

      GEOGRAPHIC LOCATION AND NUMBER OF EMPLOYEES:

EMPLOYEE LOCATION ETC                                       2001            2002         2003
                                                            ----            ----         ----
TOTAL EMPLOYEES

Canada (Head Office)                                               2           2            3
South Africa (Head Office)                                         5           6            9
Spain    (Filon Sur Gold Mine)                          Sold in 2000           -            -
South Africa (Mine Security and Operations)                       36         115          250
Zambia (Head Office and Security)                                 10           9            8
                                                        ------------        ----         ----
TOTAL EMPLOYEES AT ALL LOCATIONS                                  53         132          270
                                                        ------------        ----         ----

MANAGEMENT AND ADMINISTRATION:

  EMPLOYEE LOCATION ETC.
Canada (Head Office)                                               2           2            3
South Africa (Head Office)                                         3           3            5
Spain    (Filon Sur Gold Mine)                          Sold in 2000           -            -
South Africa (Exploration and Operations)                          2           2            7
Zambia (Head Office and Security)                                  2           2            2
                                                        ------------        ----         ----
TOTAL MANAGEMENT AND ADMINISTRATION                                9           9           17
                                                        ------------        ----         ----

E     SHARE OWNERSHIP

      As of the date of the 2004 Management Proxy Circular (May 4TH, 2004) the individual share ownership of each of the directors of Caledonia is depicted in the Table on page 4 of the Management Proxy Circular that is incorporated herein by reference. The combined total share ownership of Caledonia's directors, senior management and officers is less than 1% of the total issued common shares.

      Caledonia has established "Incentive Stock Option Plans" (the "Plans") that have been approved and accepted by the Toronto Stock Exchange ("TSX") and Caledonia's shareholders - the "1995 Plan" and the "1996 Plan". Another Plan was amended in 2001 and this amended Plan was approved by a majority of shareholders at the Special and Annual General Meeting of the shareholders held on the 29th June 2001. However, the three Plans that were approved by the shareholders for the years 1999 to 2001 were never registered with the TSX. Due to financial constraints in 1999 to 2001, Caledonia decided not to implement these plans and in September 2001 requested the TSX to withdraw all requests to register these plans as no options had been issued under the plans at that time. The TSX agreed to this request and the plans were cancelled. In 2002 a new Plan was prepared, the "2002 Plan", and approval was sought and obtained from the Shareholders at the 2002 Annual General and Special Meeting held on the 21st June 2002. Details of the new Share Option plan was reported in the 2002 Management Information Circular to the shareholders, that was incorporated therein by reference in the Form 20F 2001. The Company will be preparing a new stock option plan, the "2004 Plan", for approval by the shareholders at the 2004 AGM. Details of the 2004 stock option plan is given on pages 10 and 11 of the 2004 Management Information Circular to the shareholders, that is incorporated herein by reference.

SHARE OPTION REGISTER LISTING OF OPTIONS OUTSTANDING AS OF DECEMBER 31ST 2003

                                                OPTION PRICE      OPTION EXPIRY           OPTIONS
                                                ------------      -------------           -------
     NAME                   PLAN                   CDN. $             DATE                  O/S
     ----                   ----                   ------             ----                  ---
Forrest, W.I.L.           1995 Plan                  0.75         Apr. 28, 2005             12,500
Forrest, W.I.L.           1996 Plan                  0.33         Feb. 09, 2008             66,000
Forrest, W.I.L.           2002 Plan                 0.235         Apr. 24, 2012            500,000
FORREST, TOTAL            ALL PLANS                                                        578,500
                                                                                         ---------

Harvey, F.C.              1995 Plan                  0.75         Apr. 28, 2005             93,750
Harvey, F.C.              1996 Plan                  0.33         Feb. 09, 2008            135,000
Harvey, F.C.              2002 Plan                 0.235         Apr. 24, 2012          2,000,000
HARVEY TOTAL              ALL PLANS                                                      2,228,750
                                                                                         ---------

Hayden, S.                1995 Plan                  0.75         Apr. 28, 2005            125,000
Hayden, S.                1996 Plan                  0.33         Feb. 09, 2008            175,000
Hayden, S.                2002 Plan                 0.235         Apr. 24, 2012          4,000,000
HAYDEN, TOTAL             ALL PLANS                                                      4,300,000
                                                                                         ---------

Johnstone, J.             1995 Plan                  0.75         Apr. 28, 2005             37,500
Johnstone, J.             1996 Plan                  0.33         Feb. 09, 2008            135,000
Johnstone, J.             2002 Plan                 0.235         Apr. 24, 2012          2,000,000
JOHNSTONE, TOTAL          ALL PLANS                                                      2,172,500
                                                                                         ---------

Jonsson, C.R.             1995 Plan                  0.75         Apr. 28, 2005             12,500
Jonsson, C.R.             1996 Plan                  0.33         Feb. 09, 2008             66,000
Jonsson, C.R.             2002 Plan                 0.235         Apr. 24, 2012          1,450,000
JONSSON, TOTAL            ALL PLANS                                                      1,616,000
                                                                                         ---------

Poad, S.W.                1995 Plan                  0.75         Apr. 28, 2005             18,825
Poad, S.W.                1996 Plan                  0.33         Feb. 09, 2008             80,000
Poad, S W.                2002 Plan                 0.345         June 02, 2012            150,000
POAD, TOTAL               ALL PLANS                                                        248,825
                                                                                         ---------

Smith, J.                 1995 Plan                  0.75         Apr. 28, 2005             23,750
Smith, J.                 1996 Plan                  0.33         Feb. 09, 2008             80,000
Smith, J                  2002 Plan                 0.345         June 02, 2012             75,000
SMITH, TOTAL              ALL PLANS                                                        178,750
                                                                                         ---------

du Plessis, J             2002 Plan                  0.28         Nov. 03, 2013            500,000*
DU PLESSIS, TOTAL         ALL PLANS                                                        500,000
                                                                                         ---------

NOTES TO THE ABOVE TABLE:

      The price of the options granted under the 1995 Plan were those, which had been re-priced and reduced in number granted, and which were approved by the shareholders of Caledonia at the 1998 Annual General Meeting. The price of the Options granted under the 1996 Plan were those at the close of trading on the Toronto Stock Exchange on the day prior to the granting thereof. The price of the Options granted under the 2002 Plan were those at the close of trading on the Toronto Stock Exchange on the day prior to the granting thereof. Share options granted pursuant to the 2002 Plan above were approved at the Annual Meeting of Shareholders held on June 21, 2002. The 2002 Plan was discussed in the 2002 Management Proxy circular which was incorporated by reference in the 2001 Form 20 F.

      In 2003, an officer of Caledonia exercised 56,475 options priced at $0.50 and 50,000 options priced at $0.235 were exercised by a director of Caledonia. The balance of the $0.50 share options allocated, in total 1,175,625 options, expired on the 28th of April 2003 without exercising.

      * An amount of 300,000 of the stock options awarded to Mr. du Plessis are un-exercisable until certain productivity targets associated with the two South African gold mines are achieved.

7     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      SIGNIFICANT SHAREHOLDERS

      To the best of Caledonia's knowledge, as of April 21, 2004 there are 1 known shareholder and 2 depository trusts who beneficially own, directly or indirectly, or exercise control or direction over more than 5% of the voting shares of Caledonia. As at April 21, 2004 Caledonia had 298,198,247 shares outstanding and the known shareholders and depository trusts holding more than 5% of the shares of Caledonia are given in the table below:

NAME OF SHAREHOLDER                      NUMBER OF SHARES HELD               % OF SHARES ISSUED
-------------------                      ---------------------               ------------------

CEDE and Co.                                   75,134,109                           24.20%

NAME OF SHAREHOLDER                      NUMBER OF SHARES HELD               % OF SHARES ISSUED
-------------------                      ---------------------               ------------------
Suborad S.A.                                   15,150,000                           5.08%

CDS & Co. NCI Accounts                        142,783,089                          47.88%

      The only shares issued by Caledonia are common shares. Although Caledonia has an unlimited number of preferential shares available for issue, none of these have yet been issued.

      Caledonia's major shareholders have the same voting rights as the other shareholders of Caledonia.

      To the best of the knowledge of Caledonia, the portion of the common shares of Caledonia are held in the following geographic locations:

 GEOGRAPHIC AREA           NUMBER OF SHARES HELD    PERCENTAGE OF SHARES ISSUED
 ---------------           ---------------------    ---------------------------
USA (Host country)               79,262,537                   26.58%

Canada                          160,376,981                   53.78%

Europe                           12,896,466                    4.33%

Other                            45,662,263                   15.31%

      There are 1,347 record holders listed by Equity Transfer Services Inc. in Toronto, Canada that includes the two large depository trusts - CEDE & Co. and CDS & Co.

      Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

      Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

B     RELATED PARTY TRANSACTIONS

      Caledonia pays Epicure Overseas S.A., a company that employs Caledonia's Chairman, President and CEO, a fee of $180,000 per annum in terms of the management and administration services agreement. Caledonia pays Doelcam Inc. on a per diem rate for financial and administration services. Caledonia's Vice-President Finance is a major shareholder in Doelcam Inc. Caledonia leases office premises in South Africa from a company of which the family of Caledonia's Chairman, President and CEO are shareholders.

C     INTERESTS OF EXPERTS AND COUNSEL

      Not required, as this is an "annual report under the Exchange Act".

8     FINANCIAL INFORMATION

A     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      Attached as Exhibit 1 is the 2003 Annual Report of Caledonia, which reports include the audited financial statements of Caledonia and which are incorporated herein by reference. Note 14 of the 2003 Annual Report of these financial statements titled "Generally Accepted Accounting Principles in Canada and the United States" compares the differences in GAAP between the two countries.

      The 2003 consolidated financial statements have been audited by BDO Dunwoody LLP and comprise the following:

      Auditor's report
      Balance sheet
      Income statement (Statement of Operations)
      Statement of deficit
      Statement of cash flows
      Summary of significant accounting policies
      Notes to financial statements

      Note 4 of the 2003 financial statements - "Share Capital" which is incorporated herein by reference, shows the changes, in share capital since 31st December 2001.

      The 2003 financial statements cover the period from 2001 to 2003 and thus cover the requirements for the Form 20F disclosure.

      Export sales are not a significant portion of the sales volume.

      Caledonia has no ongoing legal or arbitration proceedings at the 31st December 2003. To the best knowledge of Caledonia, neither any of its directors or senior management or its affiliates is a party adverse to Caledonia or its subsidiaries, or has a material interest adverse to Caledonia or its subsidiaries. However, in April 2001, Caledonia initiated civil legal proceedings against Mr. Gert Jordaan the principal of Spring Hills Trading to recover damages resulting from its non-fulfillment of its obligations in respect of its agreement with Caledonia for the purchase of a 49% interest in the Barbrook and Eersteling mines in South Africa. Mr. Jordaan has been declared insolvent and Caledonia, Barbrook and Eersteling have received a portion of the monies owed to them from the Liquidator of Jordaan's estate

      The Company has never paid and does not intend, at this stage, to declare or pay cash dividends on Common Stock in the foreseeable future.

9     THE OFFER AND LISTING

      Caledonia's stock trades on the Toronto Stock Exchange under the symbol "CAL" and on the NASDAQ Stock Exchange's "Over-the-counter Bulletin Board" under the symbol "CALVF".

      The trading history is as follows:

(a)   5 YEAR MARKET TRADING RECORD

STOCK EXCHANGE                   1999            2000            2001            2002            2003
--------------               ------------    ------------    ------------    ------------    ------------
TORONTO
     High                    $      0.175    $       0.35    $       0.09    $       0.50    $       0.61
     Low                     $       0.05    $       0.05    $       0.03    $       0.05    $       0.22
     Volume                    16,397,063      22,938,622      22,309,687      80,447,746      99,233,133

NASDAQ (US$)
     High                    $       0.09    $       0.18    $       0.06    $      0.281    $       0.39
     Low                     $       0.03    $       0.03    $       0.02    $      0.040    $       0.16
     Volume                    34,815,000      61,918,700      74,714,400     271,403,969     440,810,918

(b)   2 YEAR MARKET TRADING RECORD BY QUARTER - 2002, 2003 AND 1ST QUARTER 2004

STOCK EXCHANGE                                TSE                   NASDAQ
--------------                          -----------------     ------------------
SHARE PRICE                             HIGH        LOW        HIGH         LOW
-----------                             ----        ---        ----         ---
2002 - 1st Qtr.                         $0.28      $0.055     $0.161      $ 0.03

     - 2nd Qtr.                         $0.44      $0.175     $0.281      $0.112

     - 3rd Qtr.                         $0.37      $ 0.22     $0.245      $0.146

     - 4th Qtr.                         $0.42      $ 0.22     $0.271      $0.149

2003 - 1st Qtr.                         $0.61      $ 0.27     $0.385      $0.180

     - 2nd Qtr.                         $0.33      $ 0.22     $ 0.25      $ 0.16

     - 3rd Qtr.                         $0.43      $ 0.25     $ 0.30      $ 0.19

     - 4th Qtr.                         $0.48      $ 0.26     $ 0.37      $ 0.19

2004 - 1st Qtr.                         $0.47      $ 0.32     $ 0.37      $ 0.25

(c)   6 MONTH MARKET TRADING RECORD BY MONTH - NOVEMBER 2003 TO APRIL 2004

STOCK EXCHANGE                                TSE                   NASDAQ
--------------                         ------------------     ------------------
SHARE PRICE                             HIGH        LOW        HIGH         LOW
-----------                             ----        ---        ----         ---
November 2003                          $ 0.41      $ 0.26     $ 0.32      $ 0.20

December 2003                          $ 0.48      $ 0.34     $ 0.37      $ 0.25

January 2004                           $ 0.47      $ 0.35     $ 0.37      $ 0.26

February 2043                          $ 0.42      $ 0.34     $ 0.32      $ 0.26

March 2004                             $ 0.38      $ 0.32     $ 0.29      $ 0.25

April 2004                             $0.290      $0.240     $0.198      $0.160

B     PLAN OF DISTRIBUTION

      Not required, as this is an "annual report under the Securities Act".

C     MARKETS

      Please refer to section 9A of this Form 20F for details of Caledonia's trading history on the Toronto Stock Exchange and the NASDAQ OTCBB exchange. The Corporation is currently determining whether it should be listed on the American Stock Exchange ("AMEX").

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

B     MEMORANDUM AND ARTICLES OF ASSOCIATION

      The memorandum and articles of association of Caledonia have previously been provided. At a Special Meeting of the Shareholders held on January 18th 1999, the shareholders approved a resolution amending the articles of Caledonia by creating a class of preference shares of Caledonia. Such preference shares could be issued in series and the directors of Caledonia were authorized to divide such class into series and to fix the number in each series and the rights, privileges, restrictions and conditions thereof.

C     MATERIAL CONTRACTS

      There are no material contracts other than contracts entered into in the ordinary course of business.

D     EXCHANGE CONTROLS

      There are no governmental laws, decrees or regulations existing in Canada (where Caledonia is incorporated), which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities. Nor does Canada have foreign exchange currency controls.

E     TAXATION

      To the best of Caledonia's knowledge, there are no taxes or similar levies which holders of Caledonia's shares resident in the United States are subject to; provided however, Caledonia understands that pursuant to a Canada - U.S. tax treaty, any dividends which Caledonia might declare will be subject to such Canadian withholding taxes as the then current provisions of the treaty may require.

F     DIVIDENDS AND PAYING AGENTS

      Not required as this is an "annual report under the Securities Act".

G     STATEMENT BY EXPERTS

      Not required as this is an "annual report under the Securities Act".

H     DOCUMENTS ON DISPLAY

      The documents referred to in this report are either attached as "Exhibits" to this report or can be viewed at the Canadian Head Office of Caledonia whose address is given in section 4 of this report.

I     SUBSIDIARY INFORMATION

      To the best knowledge of Caledonia there is no other information related to Caledonia's subsidiaries that requires to be provided.

11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      As Caledonia is considered to be a "small business issuer" as defined, information is not required to be provided for this section.

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

14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
      PROCEEDS

      There has been no material modification to the rights of Caledonia's or subsidiaries security holders.

15    CONTROLS AND PROCEDURES

      (a) Evaluation of disclosure controls and procedures. Our chief executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of the year end of December 31, 2003. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

      (b) Management's annual report on internal control over financial reporting

            Not yet required as the Registrant is a Foreign Private Issuer.

      (c)   Attestation Report of registered public accounting firm

            Not yet required as the Registrant is a Foreign Private Issuer.

      (d) Changes in internal controls over financial reporting. There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

16    (RESERVED)

16A   AUDIT COMMITTEE FINANCIAL EXPERT

      (a) The registrant's board of directors has determined that the registrant has at least one audit committee financial expert serving on its audit committee.

      (b) The audit committee financial expert serving on the audit committee is Mr. W.I.L. Forrest who is an independent director under the NASDAQ rules.

16B   CODE OF ETHICS

      (a) On April 8, 2004 the registrant's Board of Directors adopted a code of ethics that applies to the registrant's chief executive officer, chief financial officer, principal accounting officer or controller, or persons performing similar functions.

      (b) The registrant has filed with the Commission a copy of this code of ethics that applies to the registrant's chief executive officer, chief financial officer, principal accounting officer or controller, or persons performing similar functions as an exhibit to this annual report.

      (c) The text of this code of ethics has been posted on the company website at http://www.caledoniamining.com

      (d) The text of this code of ethics is available on request, without charge, by contacting the company at either of the principal offices listed in part 4A of this report or by e-mail to info@caledoniamining.com

16C   AUDIT FEES

      (a) For 2002 Caledonia's principal auditor's fees were $93,208. The principal auditor's fees for 2003 are estimated to be about $106,000.

      (b)   Nil.

      (c)   Nil.

      (d)   Nil.

      (e) Prior to the start of the audit process, Caledonia's audit committee receives an estimate of the costs, from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the audit committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

      (e)   Not applicable

16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      There were no purchases made by or on behalf of the issuer or any "affiliated purchaser " as defined in Section 240.10b-18(a)(3), of shares or other units of any class of the issuer's equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 781).

                                     PART 3

17.   FINANCIAL STATEMENTS

      The audited consolidated financial statements and related notes of Caledonia at December 31, 2003, 2002 and 2001 are set forth in the Registrant's 2003 Annual Report that is incorporated herein by reference.

18.   FINANCIAL STATEMENTS

      The registrant has elected to provide financial statements pursuant to
      Item 17 that include as note 14 the differences between Canadian and US GAAP's.

19.   EXHIBITS

      The following Financial Statements and Exhibits are attached to and form part of this Statement and are incorporated herein by reference:

      11.   Code of Ethics.

      12. Certifications Pursuant to Rule 13a-14(a)(17CFR240.13a-14(a) or Rule 15d-14(a)(17CFR240.15d- 14(a).

      13.a Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      14.a  Caledonia Mining Corporation, 2003 Annual Report.

      14.b  Caledonia Mining Corporation, 2004 Management Proxy Circular.

      14.c  Schedules.

      14.d  Mineral Properties.

      14.e Summary of Independent Qualified Person's Report - "Barbrook Mines Limited".

                                   SIGNATURES

      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [Annual Report] on its behalf.

      DATED at Mississauga, Ontario, Canada, on the 4th day of May 2004.

      CALEDONIA MINING CORPORATION

      Per: /s/ J. JOHNSTONE
           ---------------------
              J. JOHNSTONE
              Vice President Operations