Form 20-F
period 2004-12-31
CALEDONIA MINING CORP
filed 2005-04-06
CIK 766011

CALEDONIA MINING CORPORATION

2OF FILING

U.S. SECURITIES & EXCHANGE

COMMISSION

2004

FORM 2OF

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

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

  301,112,286                                             (as of December 31, 2004)

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

1.

Directors and senior management

Not required as this is an “annual report under the Exchange Act’.

2.

Advisers

Not required as this is an “annual report under the Exchange Act”.

3.

Auditors

Not required as this is an “annual report under the Exchange Act”.

However, the information required above can readily be determined from the 2004 Annual Report of the respondent on pages 46 and 47.

2.

OFFER STATISTICS AND TIMETABLE

1.

Offer Statistics

Not required as this is an “annual report under the Exchange Act”.

2.

Method and expected timetable

Not required as this is an “annual report under the Exchange Act”.

3.

KEY INFORMATION

1.

Selected Financial Data

Table 3 A shows the applicable selected financial data for the 5-year period 2000 to 2004 in Canadian Generally Accepted Accounting Principles.

Table 3 A (i) shows the applicable selected financial data for the 5-year period 2000 to 2004 in United States Generally Accepted Accounting Principles.

Table 3 A (ii) shows the US$ exchange rates against the $ Canadian for each of the 5 year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual last six months ending February 2005.

Table 3A - Selected Financial Information - Canadian Generally Accepted Accounting Principles

	2004	2003(1)	2002(1)	2001(1)	2000(1)
Financial - $ Thousands Cdn except per share amounts
Revenue from Operations	841	646	27	124	6,623
Gross Profit (Loss)	(5,610)	(2,984)	(118)	(143)	284
Earnings (loss) from Continuing Operations	(9,979)	(14,496)	(4,446)	(1,096)	(1,552)
Expenses (General, Administration, Interest, Amortization)	2,959	1,841	1,585	1,130	2,143
Net Income (Loss) for the Year	(9,979)	(14,496)	(4,446)	(1,096)	7,451
Cash	6,470	4,179	1,864	90	75
Current Assets	7,481	4,573	2,094	184	200
Total Assets	23,666	19,530	24,969	25,183	25,273
Current Liabilities	1,062	790	1,336	2,701	2,556
Long Term Liabilities	423	1,089	1,073	1,499	1,598
Working Capital (Deficiency)	6,419	3,783	758	(2,517)	(2,356)
Shareholders’ Equity	22,181	17,651	22,560	20,983	21,119
Total Capital Expenditures	3,813	2,279	613	23	120
Expenditures on Mineral Properties	2,298	2,042	624	23	120
Financing Raised	14,314	9,511	5,174	1,078	979
Dividends Declared	-	-	-	-	-
Share Information
Market Capitalization ($ Thousands)	39,145	105,955	86,836	9,086	10,374
Shares Outstanding (Thousands)	301,112	252,274	211,795	165,202	148,202
Warrants & Options (Thousands)	52,342	27,348	28,055	19,566	7,566
Earnings (Loss) per Share	(0.034)	(0.063)	(0.023)	(0.008)	0.080
Net Loss from Continuing Operations per Share	(0.034)	(0.063)	(0.023)	(0.008)	(0.02)

(1)            Restated for the adoption of the Asset Retirement Obligations change in accounting policy.

Table 3A (i) - Selected Financial Information - United States Generally Accepted Accounting Principles

	2004	2003	2002	2001	2000
Revenue from Operations	841	646	27	124	6,623
Gross Profit (Loss)	(5,610)	(2,984)	(103)	(126)	304
Earnings (loss) from Continuing Operations	(10,385)	(5,544)	(3,795)	(1,202)	(2,481)
Expenses (General and Administration, Interest and Amortization)	2,959	1,841	1,585	1,130	2,143
Net Income (Loss)	(10,385)	(4,985)	(3,795)	(1,202)	9,574
Total Comprehensive Loss	(10,421)	(4,985)	(3,795)	(1,202)	9,574
Cash	6,470	4,179	1,864	90	75
Current Assets	7,481	4,573	2,094	184	200
Total Assets	20,977	17,283	13,439	11,342	11,439
Current Liabilities	1,062	790	1,336	2,701	2,556
Long Term Liabilities	423	1,089	1,280	1,813	1,813
Working Capital (Deficiency)	6,419	3,783	758	(2,517)	(2,356)
Shareholders’ Equity (Deficiency)	19,492	15,404	10,823	6,828	7,070
Total Capital Expenditures	1,515	237	(11)	-	-
Expenditures on Mineral Properties	2,298	2,042	624	23	120
Financing Raised	14,314	9,511	5,174	1,078	979
Dividends Declared	-	-	-	-	-
Share Information
Market Capitalization ($ Thousands)	39,145	105,955	86,836	9,088	10,374
Shares Outstanding (Thousands)	301,112	252,274	211,795	165,202	148,202
Warrants & Options (Thousands)	52,342	27,348	28,055	19,566	7,566
Basic and Diluted Earnings (Loss) per Share from Continuing Operations	(0.036)	(0.024)	(0.020)	(0.008)	(0.030)
Basic and Diluted Net Income (Loss) per Share	(0.036)	(0.022)	(0.020)	(0.008)	0.090

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2000 to 2004

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2004	2003	2002	2001	2000
Rate at the End of the Period (1)	1.2020	1.2965	1.5591	1.5775	1.4995
Average Rate (2)	1.3000	1.4015	1.5703	1.5490	1.4854
High Rate (1)	1.3957	1.5777	1.6033	1.5955	1.4341
Low Rate (1)	1.1759	1.2839	1.5276	1.4991	1.5593

Notes:

(1)

The rate of exchange is the Bank of Canada closing rate for the period.

(2)

The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 6 months from September 2004 to February 2005 are as follows:

        Sept. 2004      Oct. 2004     Nov. 2004      Dec. 2004        Jan. 2005        Feb. 2005

 Closing             1.2616             1.2180           1.1860            1.2020              1.2412

               1.2335

Average             1.2878             1.2469           1.1961            1.2191              1.2253

               1.2397

Hi                      1.3069              1.2727           1.2243            1.2414              1.2412

               1.2584

Low                   1.2616             1.2180            1.1759            1.1837              1.2003

               1.2314

B.

Capitalization and indebtedness.

Not required as this is an “annual report under the Exchange Act"

C.

Reason for the offer and use of proceeds

Not required as this is an “annual report under the Exchange Act"

D.

Risk Factors

An investment in the securities involves a high degree of risk.  Investors need to carefully consider the following risk factors, in addition to the other information contained in this section “C” and the Exhibits hereto.

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

  cancellation or renegotiation of contracts;

  changes in local and foreign laws and regulations;

  changes in tax laws;

  delays or refusal in granting prospecting permissions, mining authorizations and work permits for foreign management staff;

  environmental controls and permitting

  expropriation or nationalization of property or assets;

  foreign exchange controls;

  government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;

  import and export regulation, including restrictions on the sale of their production in foreign currencies;

  industrial relations and the associated stability thereof;

  inflation of cost that is not compensated for by a currency devaluation;

  requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign company must subsidize;

  restrictions on the ability of local operating companies to sell their production for foreign currencies, and on the ability of such companies to hold these foreign currencies in offshore and/or local bank accounts;

  restrictions on the ability of a foreign company to have management control of exploration and/or development and/or mining operations;

  restrictions on the remittance of dividend and interest payments offshore;

  retroactive tax or royalty claims;

  risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;

  royalties and tax increases or claims by governmental entities;

  unreliable local infrastructure and services such as power, communications and transport links;

  other risks arising out of foreign sovereignty over the areas in which Caledonia’s operations are conducted.

Such risks could potentially arise in any country in which Caledonia operates; however the risks are regarded as greater in South Africa and Zambia.  In South Africa, the Black Economic Empowerment Legislation and a number of economic and social issues may result in an increased perceived political and economic risk weighting of operating in that country.

Consequently, Caledonia’s exploration, development and production activities may be substantially affected by factors beyond Caledonia’s control, any of which could materially adversely affect Caledonia’s financial position or results from operations. Furthermore, in the event of a dispute arising from such activities, Caledonia may be subject to exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since inception from February 1992, Caledonia has recorded a loss in every year except 1994 and 2000.  As at December 31, 2004 the consolidated accumulated deficit was $151.9 million.  72.9% of the accumulated loss relates to capital asset and mineral property write-downs, 7.2% is due to discontinued operations prior to 1998, and the balance of 19.9% relates to operational and administration activity.  Operational activity is defined as gross profit from mining operations less expenses such as amortization, general and administration, interest on debt and other miscellaneous expenses.

Write-downs on capital assets and mineral properties are typical for the mining industry.  Caledonia’s   policy is to review the carrying value of assets relative to current market conditions on an annual basis.  In 1997, Caledonia reduced the carrying value of its investment in the two South African gold mines by recording a write-down of $44.9 million. This reduction was made in response to a decline in the average price of gold per ounce from about US$364 in 1996 to US$327 in 1997 and the placing of the two mines onto "care and maintenance".  Similarly in 1998 and 1999 these assets were further reduced by $10.6 million and $2.4 million respectively when the gold price fell to about US$ 250 per oz. In 2004, the mineral property of Eersteling Gold Mine was written down by $223,000 to $0.  Similarly, in 2004 the Eersteling plant and equipment was written down from $1.596 million to $ 0.887 million at the year end.

During  2003 the Rand price of gold held steady at between R82,000 and R88,000 per kilogram despite a slow but gradual increase in the price of gold to about  US $415 per ounce at the 2003 year end from a price of $347 per ounce at the beginning of 2003. As the gold price recovers to acceptable levels and the South African mines recommence production, a substantial portion of the write-down could be recovered as earnings.  However, there is no assurance the Rand price of gold will be sustainable.  During 2004, despite the gold price in US dollars increasing to a high of $458, the price of gold in South African Rands at the end of the year declined by about 9.5% over that at the end of 2003. The Rand appreciated by 14.8% against the US$ over the 2004 year whilst the US$ gold price increased by about 6.6% over the year.

In 2002, the carrying value of Caledonia’s Kadola exploration property in Zambia, amounting to $2.6 million was written down to $1 as no exploration funding was available for this project at that time. In 2003, the carrying value of the Nama group exploration property in Zambia, $9,534,000, was written down to $1 due to lack of significant exploration activity on the property during the year and despite there being strong interest shown on purchasing a cobalt concentrate from Nama by two potential end-users.  In 2004, development work was re-started on the Nama cobalt project due to increases in the prices of base metals and the continuing strength of the price of cobalt.

At the end of 2004, an amount of $1.671 million had been spent on exploration of the Rooipoort Platinum Project and the Roodepoort Gold Project and had been capitalized under Canadian GAAP in the books of the Corporation. Of the above $1.671 million, $520,000 was spent in 2003 and the balance was spent in 2004.

In general, mining companies react to changing commodity prices by searching for new methods of operating to either increase the volume of production from existing ore reserves or reduce operating costs.  Caledonia is continuously searching for new production methods and operating cost efficiencies in an attempt to mitigate the effects of lower commodity prices on operating profits. However, there is no guarantee that Caledonia  will be successful in its efforts.  Caledonia at its Barbrook mine  recommenced gold production in the 2nd quarter of 2003  and introduced the relatively new technology of Resin leaching to increase its gold recovery and enhance economics. In late 2003 and during 2004 Caledonia introduced additional new flotation equipment and concentrate oxidation technology at Barbrook to further improve the gold recovery and production economics. It is further evaluating alternative metallurgical processes to determine whether further improvements in recoveries and mine economics can be attained.

Need for Additional Funds

It is the belief of  Caledonia  that the  financing by a group of private investors that  closed on the 30th June 2004 and which provided gross funding of  about $15.0 million and the exercise of common share purchase warrants of about  $ 0.761 million will sustain  Caledonia  for the year 2005. The resumption of gold production at Caledonia’s Barbrook mine also generated some cash flow in 2004 and will continue in 2005. However, if funds fall short of requirements, Caledonia  will undertake financing options such as private placements with private investors, and, if this is still insufficient for its needs, will investigate either project joint ventures or project or bank funding.   The funds raised by the 2004 financing have been and will be mainly used by Caledonia on its exploration, development and production activities such as:

  at Barbrook by developing access to ore resources below the 10 level and to the east along strike; providing continuity of the mining operations; making capital additions to the Barbrook metallurgical plant, such as a Biox® circuit and/or ultra-fine milling;

  by further drilling at Caledonia’s Rooipoort Platinum Project;

  by the purchase of additional exploration property at Caledonia’s Grasvally Platinum Project;

  drilling of Caledonia’s Grasvally project once the Prospecting permit has been issued;

  by further  bulk sampling and concentration testwork on Caledonia’s Nama Cobalt/Copper Project in Zambia;

  by further exploration and drilling at the Roodepoort gold project of Eersteling;

  by possible drilling of target exploration areas at Eersteling gold mine; and

  by further drilling/bulk sampling and processing of material from the Goedgevonden Diamond project.

.  The Mulonga Plains Joint Venture with the BHP-Billiton Entity is subject to joint venture agreements and is fully funded by the joint venture partner through to commercial production. Similarly, the Kikerk Lake joint venture with Ashton Mining (Canada) Limited is fully funded by Ashton. Caledonia continues to actively review the benefits, to Caledonia and its shareholders, of seeking joint venture partners for most, if not all of its exploration properties.

Dependence upon Key Personnel

Caledonia’s success depends (i) on the continued contributions of its directors, executive officers, management and consultants, and (ii) on Caledonia’s ability to attract new personnel whenever Caledonia  seeks to implement its business strategy.  During  Caledonia ’s limited operating history and the continuous shortage of funding between 1997 and mid 2002, most of the key responsibilities within  Caledonia  have been assigned to a small number of individuals. With  recommencement of production at  the Barbrook mine and the expansion of other Southern African projects, various consultants and staff have been engaged to assist with the increased technical and administrative workload.  In late 2003 and early 2004 additions were made to the corporate staff at senior levels to strengthen the management and operations team in South Africa and to address some of the succession planning needs of Caledonia.;

To follow on from the previously disclosed appointments,  Mr. Mike Tombs as was appointed Vice President Finance and Chief Financial Officer at mid year, and Mr. Roland Fasel of Geneva, Switzerland was appointed to the Board of Directors in August 2004. Mr. Rupert Pardoe of Johannesburg, South Africa was appointed as Chairman of the Board of Directors of the Corporation in February 2005. Mr. Hayden stepped down as the Chairman at that time but continues as the Corporation’s President and CEO.

Absence of Dividends

The Company has never paid, and does not intend at this stage, to declare or pay cash dividends on Common Stock in the foreseeable future.

Possible Volatility of Share Price

Market prices for mining company securities, by their nature,  are volatile.  Factors, such as rapidly changing commodity prices, political unrest globally and in countries where  Caledonia  operates, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price.  The volatility of Caledonia’s  stock may also be affected by the relative lack of institutional and stock analyst coverage of  Caledonia . However, Caledonia intends to list its shares on the London Stock Exchange’s  Alternative Investment Market (“AIM”) in 2005 and to try to attract more institutional and stock analyst coverage of its shares.

INFORMATION ON THE COMPANY

A.

History and Development ofCaledonia

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

-  0.70810 shares of Caledonia for one share of Doelcam

The shares of Golden North and Thorco were, prior to the amalgamation, listed on the Toronto Stock Exchange in Toronto Ontario, Canada.  Additionally, up to 1991, Golden North was listed on the Vancouver Stock Exchange in Vancouver British Columbia, Canada and was also quoted on NASDAQ in the U.S.A.  Following the amalgamation, the shares of Caledonia were listed for trading on the Toronto Stock Exchange and quoted on the NASDAQ small caps market.  In October 1995, Caledonia was elevated to the NASDAQ National Market from the small caps market.

In March 1995, Caledonia decided to de-register as a Corporation registered under the laws of the

Province of British Columbia, and simultaneously, was registered as a Canadian Corporation under the provisions of the Canadian Business Corporations Act (CBCA).

 The addresses and telephone numbers of Caledonia’s two principal offices are:

Head Office - Canada

Africa Office - South Africa

Caledonia Mining Corporation

Greenstone Management Services

Suite 9, 2145, Dunwin Drive,

24, 9th Street, Lower Houghton

Mississauga, L5L 4L9

Johannesburg, Gauteng, 2198

Ontario, Canada

South Africa

(1) 905 607 7543

(27) 11 447 2499

The above principal Canadian and South African office addresses are the same as those given in the 2002 and the 2003 Form 20F.

In 1997, the NASDAQ stock market put Caledonia on notice that new listing requirements were in the process of being implemented. A minimum bid price of US$1.00 per share for a period of ten consecutive trade days is required for Caledonia to regain compliance with the new listing requirements.  Caledonia was unable to regain compliance and on October 16th 1998, Caledonia announced that the NASDAQ Stock Market, Inc. would no longer quote Caledonia’s securities for trading.  In addition to trading on the Toronto Stock Exchange, Caledonia’s common stock commenced trading on NASDAQ’s OTC Bulletin Board system under the same symbol, CALVF, immediately after removal from the NASDAQ National Market.

On April 6, 2000, the Board of Directors of Caledonia approved a letter of intent dated April 4, 2000 whereby Caledonia disposed of its investment in Filon Sur S.A. ("Filon Sur") and Fynegold Exploration Limited ("Fynegold").  In relation to the above transaction, reference is made to note 5 (b) of Caledonia’s financial statements contained in the 2000 Annual Report, which information was incorporated therein by reference in the 2000 Form 20F.

In August 2000, Caledonia was notified by its joint venture partner on its Mulonga Plain properties in Zambia that it had expended more than US$ 3 million on exploration on the properties and as such had earned a 60% interest in that property.  The joint venture party has continued work on the Mulonga Plain properties in 2004 in its search for diamondiferous kimberlite pipes and has planned further exploration work for the 2005 exploration season.

In August 2000, Caledonia concluded a deal with a major mining company whereby the company would   spend a total of $750,000 over a 3-year period on Caledonia’s Kikerk Lake diamond property in northern Canada to earn a 52.5% interest in the property from Caledonia who at that time held a 70% interest.  By the end of 2002 the mining group had spent in excess of $750,000 on the Kikerk property and had earned a 52.5% interest.  The joint venture parties have signed a 3-way joint venture exploration agreement in early 2002 and the operator of the joint venture has completed an approximate $1.5 million winter and summer exploration program in 2002 a further $600,000 program in 2003 and a $300,000 exploration program in 2004. At the date of this report, the operator had not set a cost of its 2005 program of exploration expenditure.

In August 2000, Caledonia signed a heads of agreement with a major mining group over Caledonia’s Nama group licences in Zambia – the “Kalimba project”.  The mining group undertook to spend US$ 2,500,000 over a 4-year period to earn a 30% interest in the property by funding all of the exploration work on the Kalimba project.  The mining group could have increased its interest to 50% by spending a further $4,000,000 in the same 4-year period.  The mining group carried out exploration work on the Kalimba project between 2000 and March 2002 when it withdrew from the joint venture as part of its overall cutback in worldwide exploration.  The property is again fully owned by Caledonia.  Talks were held with another potential joint venture partner in 2002 but without any agreement being reached.  In late 2003 talks were held with a smelting company in Zambia regarding the sale of concentrates from Nama as smelter feed. Further discussions with the Zambian Smelter and other cobalt end-users were held in 2004.  Caledonia collected a 10-tonne bulk sample from Nama during the 3rd quarter of 2004 and conducted metallurgical tests to produce a concentrate and confirm whether or not the specifications required by the smelter can be met. The tests continued into the 1st quarter of 2005.

Caledonia has not been involved in any significant reorganization, mergers, receiverships or bankruptcies. However in January 2002, Caledonia’s management service agreement with the Filon Sur Gold Mine in Southern Spain was effectively terminated due to the placing of Filon Sur into liquidation by its major shareholder.

In 2002, the Corporation raised about $ 4.2 million equity financing (net of fees) from private placements and a convertible debenture and about $1.5 million from the exercise of warrants. In early 2003, Caledonia raised approximately $1.2 million from equity financing (net of fees) from the portion of the private placement carried over from December 2002, about $1.2 million from the exercise of warrants and about $0.037 million from the exercise of share options. A second private placement in August 2003 raised a further $4.6 million (net of fees). For details of these equity financings and the sale of the warrants please refer to Note 4 of the Financial Statements on pages 31 and 32 of the 2003 Annual Report that are incorporated herein by reference or in Note 4 b (1), (3), (4) and (5) of the 2004 Annual Report that is incorporated as Exhibit 14a herein by reference.

In 2004 a private placement and exercise of warrants raised $14.3 million net of financing costs. For details of this financing please refer to Note 4 b (6) of the Financial Statements on page 34 of the 2004 Annual Report that is incorporated as Exhibit 14a herein by reference.

A full description of Caledonia's involvement in its various subsidiaries is given in the following section - 4 (B).  From time to time Caledonia receives mineral property and business proposals from third parties for review as potential investment opportunities.  The Board of Directors or the officers of Caledonia will review and evaluate those opportunities of merit and interest to Caledonia.  In 2002 Caledonia became involved with the “Rooipoort” mineral exploration property in South Africa following the review procedure outlined above.

With the imminent potential of improved political conditions in other Southern African countries, Caledonia is reviewing mining opportunities in these countries.  These activities are and will be undertaken through joint ventures or direct exploration expenditures.

B.

Business Overview

Mining and Exploration Properties:

(1)

Filon Sur gold mine

Until June 30 2000, Caledonia owned a 99.5% interest in the Filon Sur gold mine located at Tharsis in the Province of Huelva in the Andalusia area of southern Spain.  The Filon Sur mine had the right to mine, reclaim and process all gossans and morrongo ores from the 10,000 acre Tharsis and La Zarza lands and mining concessions, historic mining districts located on the world famous Iberian pyrite belt.

The operation at the mine in early 2001 and the latter part of the year was severely affected by wet weather that affected all of the feed sources to the plant and reduced production significantly.  Despite various efforts to reduce costs and increase production, operating losses were made throughout the year - especially from August 2001 onwards.  Despite seeking respite from the critical cash flow shortage by attempting to obtain Government funding for the depressed Spanish mining industry, the mine could not produce a viable on-going operating plan and was placed into liquidation at a shareholders’ meeting in January 2002.  This effectively terminated the management services contract with the mine. Because of the poor operating and economic results, there was no free cash from the mine in 2001 and therefore no fees were paid to Caledonia for management services.

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

During 1997, prior to the suspension of activities, the mine was operating at a rate of 17,000 tonnes per month and the process plant was operating at about 20,000 tonnes per month of underground ore.  The plant has, in the past, processed oxide ore at rates in excess of 30,000 tonnes per month. Through 2000, operations remained suspended at Barbrook due to the continuing low gold price.  The underground mine was operated on a very small-scale basis in early-mid 2001 to generate cash flow to enable the plant and the mine to be re-started.  This operation was terminated in September 2001 due to uneconomic operation at the low production rate. The mine was returned to a care and maintenance basis. Reference is made to page 7 of the 2004 Annual Report for information on the reserves and resources, which information is incorporated herein by reference.

Barbrook was re-started in January 2002, again mining a low-tonnage, high grade payshoot to provide cash flow to commence rehabilitation of the Mine planned to re-start processing at a rate of 6,000 tonnes per month and to pilot test the new process technology for gold recovery developed by Caledonia. However, due to poor economic returns on the low tonnage, high-grade ore, operations were suspended in April 2002. A full geological and mining re-evaluation was carried out on the Taylor’s orebody from May 2002, which has led to the rehabilitation of the mine and plant and the resumption of operations in the 2nd quarter of 2003. Information on the production of Barbrook in 2004 is shown on Page 10 of the 2004 Annual Report that is incorporated herein by reference. The characteristics of the Taylors ore fed to the plant in 2003 and 2004 were not as expected, or as used in earlier test work, and recoveries have been below projections.  The ore was much more refractory with considerably more arsenopyritic ore than expected, although these ores are of higher grade than the pyritic ore zones tested previously.

A number of alternative metallurgical circuits have been tested and circuit improvements have been identified.  In late 2003 and during 2004 Caledonia introduced new flotation equipment, organic carbon separation systems and concentrate oxidation technology at Barbrook to improve the gold recovery and therefore the production economics. Commissioning and modifying these circuit changes is continuing.  In early 2005, Barbrook is further evaluating “dense-media-separation”, ‘ultra-fine milling’ and ‘whole-plant Biox®’ metallurgical processes to determine whether further recovery improvements and improved economics can be attained. Further information on the detailed work carried out in the Barbrook metallurgical plant is shown on pages 10, 11 and 12 of the 2004 Annual Report that is incorporated herein by reference.

As future test work is completed, and following an internal, feasibility study, it is probable that more revisions to the metallurgical plant can be expected.

In 2004 it was decided to develop mining operations at Taylors on the Barbrook line below the 10 level, at the upper levels of Taylors and easterly along strike towards the Crescent area and on the Zwartkoppies line in order to provide additional ore to the metallurgical plant when the new metallurgical processes are proven successful. Development of an incline shaft to access these levels was started in 2004.  A hoist has been purchased and will be installed and commissioned during 2005. Further information on exploration and mining at Barbrook is shown on pages 6, 7 and 10 of the 2004 Annual Report that is incorporated herein by reference.

(3)

Eersteling gold mine

The 100% owned Eersteling gold mine, is located 36 kilometers from the town of Polokwane (Pietersburg) in the rolling terrain of the Northern Province of the Republic of South Africa.  Pretoria and Johannesburg are 250 km and 300 km, respectively, to the south.

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

The Eersteling Mine property has an area of 47,000 acres (19,000 hectares), extends for a distance of about 25 km and is located in the Pietersburg Greenstone belt which is of Achaean age and which consists of an upper and lower sequence.  The upper sequence is mainly conglomerate, grit and sandstone. The lower sequence is undifferentiated mafic and ultramafic volcanic rocks and intrusives, with banded iron formation and chert.  The feature that most dominates gold mineralization in the area is the Willemse shear.  During 2003 and 2004 operations remained suspended at Eersteling.

A full geological review of the Eersteling property, including the mine plans and other technical data, was commenced in October 2004.  The resources at Eersteling were evaluated and a development program prioritized. Other prospective areas, which should be investigated as potential ore sources, were identified and a surface exploration program has been proposed to test some of these areas.  This program of work included a high resolution aeromagnetic survey which was completed in January 2005 and will be combined with results of previous work as well as a detail gold-in-soil sampling survey over the property that is currently nearing completion. Following the above survey and sampling program, and depending on the results attained, potential target zones will be identified that may lead to possible drilling in 2005.

Platinum/Base-metals Properties:  In 2002, Eersteling obtained the Rooipoort platinum prospect from Anglo American Platinum Corporation (Amplats). The property is about 30 km southwest of the Eersteling metallurgical plant and is located in an area that is presently undergoing a surge in platinum group metal exploration.  In the third quarter of 2003 a stratigraphic exploration-drilling program was commenced on the Rooipoort property and continued into 2004.  Exploration drilling to define a reserve/resource is continuing in 2005 concentrating on the extreme southern and northern areas of the Rooipoort license area where the platinum group metals/gold/base copper and nickel metals mineralization seems to be closer to surface.

Initial exploration results indicate that there is PGM and base metal (nickel and copper) mineralization in most of the holes drilled to date over a 6 km strike length. A provisional interpretation of the drill results indicates that the northern and extreme southern portions of the Rooipoort property are most prospective for mineralization at even shallower depths. Future exploration activity will be concentrated in these areas and in the Grasvally property following receipt of the prospecting permit.

At the end of 2004, flotation amenability test work was performed at the SGS Lakefield laboratories in Johannesburg, South Africa on mineralized composite samples from 5 lithological units prepared from the diamond drill-hole cores to verify the flotation amenability of the ore. The tests included milling and basic flotation to produce a flotation concentrate. The tests indicated that from each of the 5 mineralized zones, a re-cleaner flotation concentrate of low mass recovery can be produced that contains medium to high recovery of the platinum, palladium, gold, copper and nickel. This initial test work indicates that a simple metallurgical process route could process a flotation concentrate from a high-tonnage lower grade feed ore from an open-pit ore source.

Following upon the successful 2003/2004 drilling, a further 342 hectares of prospecting rights were purchased in the Grasvally area contiguous to the southern boundary of Rooipoort. A prospecting permit covering the Grasvally property was applied for during April 2004. However, in early March 2005 the Corporation was notified by the South African Department of Mines and Energy that its application had been refused on the grounds only of not having a shareholder’s agreement in place with a black economic empowerment partner. The Corporation believes that this refusal has no basis in South African law and continues to actively pursue this permit by all available means. Exploration work in the Grasvally area will commence immediately once the necessary exploration permits are received by the Corporation from the South African Department of Mines and Energy.

Gold Exploration Properties: In 2003, Eersteling identified a near-surface gold exploration prospect (“Roodepoort”). In 2004, Eersteling tested this Roodepoort gold property, located 22 km north east of the Eersteling mine area and 8 km east of the Zandrivier mine area. Roodepoort is situated on an area of historical gold mining and an unusual gold-bearing albitite intrusive (a hydrothermally altered granodiorite). A diamond drill program, consisting of three angled (-45º) core holes, was completed during September 2004.  Although some results are interesting, the best intersections are 100m deep and are not reflected in the results from the other holes drilled.  These intersections are believed to correspond to the down dip extension of a number of old workings to the east whose workings extended to the 30m level. Caledonia has on a further review of the drill core, concluded that the potential for an open-pit operation, based on reported gold mineralization in the albitite, as previously envisaged requires further exploration.  Additionally the potential also exists for narrower higher grade vein mineralization on this property that will require further evaluation as a source of ore for the Eersteling metallurgical plant

Reference is made to page 7 and 8 respectively of the 2004 Annual Report for information on the resources of Barbrook and Eersteling and on pages 13 and 15 respectively for a description of the Roodepoort gold and the Rooipoort/Grasvally platinum prospects, which information is incorporated herein by reference.

Because of the poor liquidity of trading and the high costs of maintaining Eersteling Gold Mining Company Limited (“Eersteling”) as a listed company, Caledonia redeemed the minority shareholders and subsequently delisted Eersteling from the Johannesburg Stock Exchange (“JSE”) in mid-2004.

(4)

General Comments

Caledonia’s activities are centered in Southern and Central Africa and in Northern Canada.  Generally, in the gold mining industry the work is not seasonable except where heavy seasonal rainfall can affect surface mining or exploration.  Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time.  However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment etc. if these are economically beneficial to its operations. For example, at the present time Caledonia’s subsidiary, Barbrook Mines Ltd, has negotiated a license agreement with Biomin Technologies SA of Switzerland to allow Biomin’s “BIOX®” process and has purchased or hired specialized equipment such as the Kemix/Anglo American leach pump-cells, the G-Cell cleaner flotation cells and the Aachen high-efficiency oxygen dispersers that are currently used at the Barbrook Gold Mine.  Additional details of the BIOX® process are given on page 11 of the 2004 Annual Report which is incorporated herein by reference.

All Mining and exploration activities are conducted under the various Economic, Mining and Environmental Regulations of the country where the operations are being carried out.  It is always Caledonia’s standard that these regulations are complied with by Caledonia otherwise its activities risk being suspended.

(5)

Exploration and Development properties

As in 2002 and 2003 Caledonia continued to focus its efforts in 2004 on those exploration properties with the greatest potential in Africa and in Northern Canada.  In 2001, Caledonia obtained interests in the Konkola West property in Northern Zambia and the Pruissen and the Vier-en-Twintig Rivier properties in the Limpopo Province of South Africa. In 2002, Caledonia obtained a 100% interest in the Rooipoort platinum prospect, also in the Limpopo Province of South Africa.  Due to their lower prospectivity than Caledonia’s other exploration properties, the option agreements at the Pruissen and Vier-en-Twintig properties were dropped in 2002.  In 2003 Caledonia added the Lukulu license area in Western Zambia to the Mulonga Plain Joint Venture lands. In late 2003 and early 2004 Caledonia increased its property holdings adjacent to its Rooipoort platinum project in South Africa in the Grasvally area more fully described in clause 3 above.

Reference is made to pages 4, 5 and 6 of the 2001 Annual Report which was incorporated into the 2001 Form 20F and pages 4 to 8 inclusive of the 2002 Annual Report for historic information on Caledonia’s exploration and development properties which information is incorporated herein by reference. Further information on the more current exploration and project development is shown on pages 13 to 16 of the 2004 Annual Report which information is incorporated herein by reference.

(C)

Organizational Structure - Significant Companies

AFRICA:

Zambia:

Caledonia Mining Corporation owns 100% of the shares of the following Zambian registered and incorporated companies:

- Caledonia Mining (Zambia) Limited

- Caledonia Western Limited

- Caledonia Nama Limited

- Caledonia Kadola Limited

These companies are collectively known as "Caledonia Zambia" throughout this Form 20 F.   However, on the joint venture on the Mulonga Plain properties, the other parties have now obtained a 60% interest after spending in excess of US$ 3,500,000. The joint venture parties have now spent in excess of US$ 5.5 million on the Mulonga Plain joint venture property. It is intended that these properties, that are the sole assets of Caledonia Western, will be transferred to a new Zambian company in which Caledonia will hold a 40% interest.

South Africa:

Caledonia Mining Corporation owns the following interests in South African registered and incorporated companies:

- 100% of Eersteling Gold Mining Company Limited, a company which was delisted from the Johannesburg Stock Exchange in mid 2004 when Caledonia redeemed the minority shareholders

-  100% of Barbrook Mines Limited - a private South African registered company.

-  100% of Greenstone Management Services Limited- a private South African registered company

-  100% of Fintona Investments (Proprietary) Ltd - a private South African registered company, and

-  100% of Maid O’Mist (Proprietary) Limited - a private South African registered company

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

Caledonia owns two gold assets in South Africa that were placed on “care and maintenance” in 1997. These are the Eersteling gold mine in Limpopo Province and the Barbrook gold mine in the Mpumalanga Province. These mines have previously been discussed in sections 4.B.2 and 4.B.3.  Both of the mines and plants produced a dore bar product, which was sold to a South African refining company.  Generally the gold content of the dore was in excess of 90% with silver and copper making up the other 10%.  As discussed earlier, the Barbrook mine was rehabilitated in 2002 and early 2003 and re-commenced limited gold production during the second half of 2003 and through 2004. The Eersteling mine may be re-habilitated in 2005, dependant on exploration results from the recently completed aeromagnetic survey and soil geochem sampling program and any resultant exploration drilling program from the results of the survey and sampling programs and if a sustainable economic Rand price of gold prevails.

Reserve and resource estimates for the Barbrook Gold Mine and a resource estimate for the Eersteling Gold Mine are available on pages 7 and 8 of the 2004 Annual Report which information is incorporated herein by reference.  The Barbrook reserve and resource estimates were certified by Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant and “Independent Qualified Person” as required by National Instrument 43-101 of the Canadian Securities Administrators.  The resource estimate for the Eersteling Gold Mine is a historic resource estimate and is qualified as such on page 8 of the 2004 Annual Report which information is incorporated herein by reference.

Production results for the Barbrook Mine in 2004 are available on page 10 of the 2004 Annual Report which information is incorporated herein by reference.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 A

Operating Results

A discussion on the ‘Operations’ for 2004 is shown on pages 10 to 13 of the 2004 Annual Report of  Caledonia under section "Management Discussion and Analysis – ‘Operational Review’ which are incorporated herein by reference. Discussions on the   “Financial Results and Liquidity” are shown on pages 17, 18, 19 and 20 of the 2004 Annual Report, which are incorporated herein by reference.

Reference is made to pages 41 to 45 of the 2004 Annual Report GAAP reconciliation (Note 15) for the impact of the difference between Canadian and U.S. accounting principles - the Public Accounting Oversight Board (United States) on the operations of Caledonia which are incorporated herein by reference.

The most critical accounting policies for Caledonia under Canadian and US GAAP are:

1.

Measurement Uncertainties

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of mineral resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs. The amount ultimately recovered could be materially different than the estimated values.

2.

Capital Assets

Producing Assets

Producing assets are recorded at cost less government grants, accumulated amortization and write-downs.

Producing assets are amortized using the straight-line method based on the estimated useful lives of the assets.  The estimated useful life of the producing assets range from 3 to 5 years.  Repairs and maintenance expenditures are charged to operations; major improvements and replacements that extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  As of December 31, 2004, Caledonia’s only producing capital asset was the Barbrook gold mine in South Africa.

Non-Producing Assets

Non-producing assets are recorded at cost less write-downs.  During non-producing periods, no amortization is recorded.

At the time of commercial production, the assets are reclassified as producing and amortized in the manner described above.

3.

Mineral Properties

 Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.  As of December 31, 2002, 2001 and 2000, Caledonia did not have any producing mineral properties. As of December 31, 2003 and 2004 the Barbrook gold mine in South Africa was the company’s only operating mineral property.

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

Caledonia had three major capital expenditure programs for the year 2004 that included the Rooipoort platinum exploration project, the Roodepoort/Eersteling mine gold exploration projects and the previously discussed refurbishment and commissioning of its Barbrook mine.  The major capital expenditure commitments for the year 2005 are the previously discussed metallurgical plant additions/modifications (that may include the construction of a Biox ® plant)  at its Barbrook Mine that requires capital expenditure of  about US$8.0 to $9.0 million if a Biox ® plant is constructed. It is planned to carry out further drilling on the Rooipoort platinum group metals property, drill platinum exploration targets at Grasvally as soon as a Prospecting Permit is obtained, drill gold exploration targets on the Eersteling mine property, possible further shallow exploration at the Roodepoort property, and a bulk sampling and pilot-plant test at the Nama cobalt/copper property in Zambia.  As discussed earlier, and depending upon  a sustainable Rand gold price and the exploration results from the exploration drilling on the property, it is possible that  Caledonia  will commence the refurbishment at its Eersteling gold  mine in South Africa  in 2005.

B

Liquidity and Capital Resources

A discussion on the ‘Liquidity and Capital Resources’ for 2004 and its comparison to 2003 is given in the 2004 Annual Report of Caledonia under the section "Management Discussion and Analysis – ‘Liquidity and Capital Resources’ and ‘Uses of Liquidity’”. These are   shown on pages 17 and 18 of the 2004 Annual Report, which section is incorporated herein by reference.

Reference is also made to the Section D above, titled “Risk Factors” for further information concerning liquidity and capital resources.

Reference is made to the “Comments by Auditors for U.S. Readers on Canada-US Reporting Conflict” which is shown on page 23 (un-numbered) of the 2004 Annual Report and which is incorporated here by reference.

The cash flows from operations and investing activities has varied between 2002, 2003 and 2004.  Cash is invested in an interest-bearing money market fund.  In 2002 financing by private placement and exercise of warrants raised $5.2 million, net of fees. This allowed repayment of loans in an amount of S1.0 million by a combination of $0.4 million in cash and the issuance of shares. In 2003, financing by private placements and the exercise of warrants and share options raised $9.459 million net of fees and in 2004, financing by private placements and the exercise of warrants  raised $14.314 million net of fees . These transactions are discussed in more detail later in this section.

Following previous cost curtailment programs and a significant reduction of expenditures on mineral and capital properties to conserve cash resources, the company requires about $1.4 to 2.0 million annually to maintain Caledonia as a reporting issuer in North America and maintain its assets. Cash flow from operations has been affected in 2002 by the uneconomic operations at Filon Sur that resulted in zero fees received from the management services contract. Filon Sur was placed into liquidation by its major shareholder in January 2002. In 1999, 2000 and 2001 certain officers and directors of Caledonia deferred a significant portion of salaries. The combination of deferral of salaries, short-term loans and equity financing kept Caledonia in operation over this period. In 2002, equity financing and exercise of warrants enabled the company to maintain its operation.

 In 2003, cash to continue operations was obtained by the issuance of share capital from private placements and from the exercise of warrants or share options. Due to unexpected metallurgical recoveries the positive cash flow from the restart of Caledonia’s Barbrook gold mine did not materialize. In the 1st quarter of 2003, an amount of about $2.39 million, net of financing costs was raised from the portion of the private placement financing carried over from December 2002, the exercise of warrants and share options. A further $4.6 million (net of costs) was raised by private placement in August 2003. In April 2004, the company raised  a net amount of  $14.3 million from private placements and from the exercise of warrants The funds raised by the 2004 financing will mainly be used on activities which will allow Caledonia to maintain and/or re-start operations, make capital additions to the Barbrook mine and metallurgical plant, for drilling  the Eersteling and Roodepoort gold and the Rooipoort and Grasvally platinum projects in South Africa and bulk sampling and processing of material from  Caledonia’s Nama copper/cobalt project in Zambia. The funds raised will be sufficient to move forward with the direct development of some of the assets if economically and technically justified.  Should additional funding be required it is likely that the company will raise further funds by private placement financings with arms-length subscribers as has been its practice in recent years.

C

Research and Development, Patents and Licenses, New Technology, etc.

Except for minor expenditures, $10,000 in 1999 and a similar amount in 2001, Caledonia has carried out no work on research and development over the past 5 years.  In 1999, a small amount was spent on research of three flotation concentrates from Caledonia’s Barbrook Gold Mine by the EMR Microwave Technology Corporation to develop the potential of a new processing route to recover gold from the three refractory concentrates.  The preliminary results from the tests were inconclusive and it was decided to suspend further tests until the microwave technology process was more industrially developed.  Generally, the R & D work by Caledonia is limited to the development of more efficient metal extraction procedures.  In 2001, development work was carried out on a sample of ore from the Taylor’s section of the Barbrook Mine at the Mintek Laboratory in South Africa.  A bulk flotation concentrate was produced from the ore and tested for oxidation and gold recovery procedures. These tests were carried out to try to attain a relatively inexpensive oxidation of the refractory minerals present and a higher gold recovery using the “resin-in-leach” process rather than the “carbon-in-leach" previously used at Barbrook. The “oxidation” test work proved to be inconclusive but the “resin-in-leach” process tested, incorporating kerosene or diesel addition to blind the carbonaceous material in the Barbrook ore that are highly preg-robbing, gave consistently higher gold recoveries in the leach process. The “resin-in-leach” process was included in the metallurgical plant at Barbrook. Management also decided that the Anglo American Corporation/Kemix’s pump cell technology would be incorporated into the new resin-in-leach circuit. The metallurgical circuit has included flash flotation and the Knelson gravity concentration technology in the gold milling circuit to aim to increase early gold recovery and reduce gold lock up in the primary mill. The metallurgical circuit also includes two G-cell flotation cleaner cells that are designed to increase the gold grades reporting to the regrind and leach circuits and two Aachen reactors which provide high-intensity oxidation and should result in higher gold recovery for the Taylor’s ore. During 2004, Caledonia’s subsidiary, Barbrook Mines Ltd, negotiated a license agreement with Biomin Technologies SA of Switzerland to allow Biomin’s “BIOX®” process   to be used at the Barbrook Gold Mine. Additional details of this process are given on page 11 of the 2004 Annual Report which is incorporated herein by reference.

D

Trend Information

Following the closure of the Filon Sur gold mine in January 2002, Caledonia has not had any involvement in producing operations until 2003. The Barbrook gold mine was restarted in the 2nd quarter of 2003. The possible re-commencement of the Eersteling gold mine in the latter part of 2005 will depend on the price of gold, the Rand / US$ exchange rate and the results of the Eersteling exploration program, all of which have been discussed previously in this report. Caledonia will continue to raise finance from time to time as needed to continue in business until its operations are self funding. Until this self-financing is achieved it is likely that the practice used in previous years of entering into private placements with arms-length subscribers will continue. Similarly, as in the past, to minimize its own cash expenditures on its portfolio of exploration properties, Caledonia will continue, where possible and desirable to joint venture certain of  its properties to major mining companies.

E.

Off-balance sheet arrangements

The company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total	Less than 1 Year	2 to 3 Years	4 to 5 years	More than 5 years

Operating or Purchase lease obligations	$320,000	$52,000	$121,000	$147,000	$Nil

 The above relate to the South African regional office costs. Caledonia has minor cost obligations in respect of licenses and prospecting fees for its exploration and mining properties some of which are paid by Caledonia’s joint venture partners.

6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A

Directors and Senior Management

A list of the directors and the officers of Caledonia is given on page 46 of the 2004 Annual Report that is incorporated by reference.  A brief profile of each of the Directors and the senior management is given below:

Stefan E. Hayden, President and Chief Executive Officer

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

With his wide managerial, electrical and mechanical, and mining experience Mr. Hayden has acted as technical advisor to numerous mines and companies in Southern Africa.  Prior to the Caledonia acquisition, Mr. Hayden as the Chief Executive Officer of Eersteling Gold Mining Company Limited and Barbrook Mines Limited was responsible for both operations. He joined Caledonia in 1995 and was appointed Managing Director, African Operations responsible for the development of Caledonia’s business in Africa. In June 1996, Mr. Hayden was elected as a Director of Caledonia and subsequently appointed Deputy Chairman of Caledonia. In January 1997 he was appointed Chairman of Caledonia and in June 1997 the position of President and Chief Executive Officer was added to his responsibilities. In February 2005, Mr. Hayden relinquished the position of Chairman when Mr. Rupert Pardoe was elected as a director and appointed as Chairman by the Board.

James Johnstone, B.Sc., ARCST, P.Eng.  Director, Vice President Operations and Chief Operating Officer

A graduate-mining engineer Mr. Johnstone has 40 years experience in mine operations in North America, Africa and Europe. He has experience in both underground and open pit operations.  For the past 20 years he has been employed as General Manager or Vice-President Operations for mining companies producing gold, base metals and industrial minerals. Mr. Johnstone has been responsible for the construction, start up and commissioning of two major mines in addition to the commissioning of Caledonia's Filon Sur operation. He has also been involved in the orderly closure of three operations. He has operated successfully in environmentally sensitive areas and has a good understanding of the permitting process in Canada and the United States. Mr. Johnstone joined Caledonia in April 1997 as Vice President Operations and is responsible for Caledonia's operations in Zambia and South Africa and for all activities in Canada. He was elected a Director of Caledonia in June 1997. Mr. Johnstone is a director of several of Caledonia’s subsidiaries and of Fynegold Exploration Limited (UK).

Christopher Harvey, LRIC, HNC (Chem.), Director, Company Secretary and Technical Director

A Chemistry graduate from Wigan Mining College, Mr. Harvey has spent his career in the international mineral processing industry. Prior to immigrating to Canada in 1987 he worked for the Anglo American Group in a number of senior metallurgical positions. These included projects associated with gold and copper/cobalt production, gold, uranium and sulfuric acid production from old gold tailings and the investigation and development of a copper/cobalt flow sheet. Mr. Harvey joined Doelcam, a predecessor company of Caledonia in 1989 as Vice-President Operations and was responsible for a number of property evaluations in several countries. He was appointed Senior Vice President of Caledonia at its inception in 1992 and has been a Director since 1993.  He has since held a number of senior positions within the company and is currently the company's Technical Director.  From late 1996 to the end of September 1998, Mr. Harvey was seconded to Filon Sur in Spain for the construction, commissioning and ongoing operation of the expansion to the heap-leach expansion project. He has also coordinated metallurgical studies for most of the company's projects, such as the Nama copper/cobalt project, the Eureka copper/gold project and the Kadola copper project in Zambia, Barbrook gold mine refractory gold recovery project and the provisional Rooipoort platinum project in South Africa and the Cononish gold project in Scotland.  He is also a director of Fynegold Exploration Limited (UK) and subsidiary companies, Barbrook Gold Mines Limited and Eersteling Gold Mining Company Limited of South Africa.

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

Mike D. Tombs, M.B.A., F.C.M.A. Vice-President Finance and Chief Financial Officer

Mr. Tombs holds an MBA degree from Heriot-Watt University, Edinburgh, Scotland, and is a member of the Chartered Institute of Management Accountants.  He was involved in the manufacturing industry in the United Kingdom before moving to South Africa where he joined the mining division of Anglovaal. At Anglovaal he held a number of senior financial management positions, culminating in his appointment as General Manager: Finance and Administration of Avgold, the groups focused gold mining and exploration company.  After a period running his own company consulting to both mining and non-mining operations in Southern and East Africa Mr. Tombs joined Caledonia in March 2004 as Financial Manager: Africa.  Mr. Tombs will be based in Caledonia’s Johannesburg office.

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

Carl Jonsson - Non- executive Director and legal adviser to Caledonia

Mr. Jonsson is a lawyer by profession and has been associated with the resource industry for over 30 years.  In his legal practice he has specialized in securities and corporate work. He has been a director of Caledonia since February 1992 and prior to that date he was a director of one of the predecessor companies, Golden North Resources Inc. for many years.  Mr. Jonsson is resident in Vancouver, British Columbia, Canada and is a principal of the law firm Tupper, Jonsson and Yeadon.  Mr. Jonsson sits on the board of directors of several companies in Canada, including, Acrex Ventures, Altima Resources Ltd., Bonterra Energy Income Trust, Comet Industries Ltd., Dolly Varden Resources Inc., Earthworks Industries Inc. – (Secretary only), Novitas Energy Ltd, TelcoPlus Enterprises Ltd. and Comaplex Minerals Corporation.

Roland G. Fasel - Non- executive Director

Mr. Fasel is a qualified accountant and is a director of several public companies in Switzerland.  He is currently Director of Progesco Geneve SA (“Progesco”) a public accounting firm.  Prior to joining Progesco Mr. Fasel spent many years in senior positions with the European divisions of the AMF Group until their reorganization.  M. Fasel is based in Geneva, Switzerland.

Rupert Pardoe – Non-executive Chairman

Rupert Pardoe (48) graduated from the University of Cape Town with a BA in Comparative African Government and Law and completed his honors degree cum laude in Development Administration and Politics at the University of South Africa. After a year in Paris, studying at the Sorbonne, he joined Anglo American as a management trainee in 1981, where he held various roles over a twenty year period, including Personal Assistant to Gavin Reilly, then Chairman, Finance Director of Anglo American Industrial Corporation (AMIC) and Finance Director of the Corporation from 1997 to 2001.  Mr. Pardoe was also a member of the Corporation’s Executive Committee, Audit Committee, Administration Committee and Credit Committee, which he chaired.  He was also a member of the Investment Committee of Anglo American plc. At ABSA, he was a member of the Group Executive Committee and its Group Investment Committee. He was also Chairman of both ABSA’s Retail Bank Board and its Commercial Bank Board.

Mr. Pardoe has served on a number of boards, both in South Africa and abroad, including AECI, Amgold, Anglo Coal, Anglo Platinum, Boart Longyear, FirstRand, Highveld Steel and Vanadium, Rand Merchant Bank and Mondi.  He currently operates as a business consultant in South Africa and specializes in assisting South African companies with black economic empowerment matters.

Mr. Pardoe was appointed to the Caledonia board and elected Chairman in February 2005.

Family Relationships:

There are no known family relationships between the officers, key employees and directors.

Arrangements, Understandings, etc.

To the best knowledge of Caledonia, there are no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B

Compensation

The amount of compensation paid, and benefits in kind granted to Caledonia’s directors and senior management is given under the "Summary Compensation Table" on page 6 of the 2005 Management Proxy Circular to the shareholder that is incorporated herein by reference.  This table lists the compensation to the three executive directors and to Messer’s. Poad, Du Plessis, Tombs and Smith.  As stated in the notes to the table, in view of the cash situation of Caledonia, senior management deferred receiving a part of their salaries in 1999, 2000 and 2001.  No compensation was deferred in 2002 or 2003. Some deferred compensation was paid during 2003 and 2004. There was no deferred compensation owing at December 31, 2004.

There was a $ 5,000 fee paid to each of the directors annually until 2003. This was increased to $10,000 annually in June 2004 with the fee for 2004 being calculated pro-rata as $7,500. Mr. Fasel who was appointed at mid-year received $5000 for 2004. The adverse cash situation from 1999 to 2001 caused each of the directors to defer receiving this fee since 1998. However during 2003, the deferred director’s fees owing to all directors, and amounting to $20,000 each, were paid out in full. There were no stock options awarded to senior management or the directors in 1999, 2000 and 2001. In 2002, a total of 10,000,000 stock options were granted to the directors of Caledonia. The exercise price of the options was $0.235 and the options expire in April 2012. A total of 225,000 options were granted to officers of Caledonia at $0.35 and expiring in June 2012. Mr. J. du Plessis, the General Manager - South Africa, was granted 500,000 share options with an exercise price of $0.28 and an expiry date of November 03, 2013 when he joined the company in 2003. An amount of 300,000 of these share options are un-exercisable until various productivity targets in South Africa had been met. In April 2004, 1,010,000 stock options were granted to an officer and senior management of Caledonia with an exercise price of $0.26 and an expiry date of April 29th 2014.  Mr. Roland Fasel was granted 200,000 stock options with an exercise price of $0.26 and an expiry date of August 2014 on his appointment to the Board of Directors.  An amount of 50,000 of these options vested effective as of the date of his appointment, the remainder will vest in lots of 50,000 on the first, second and third anniversaries of his appointment.  Mr. Pardoe, the Chairman of the Corporation was granted 4,000,000 stock options on his appointment as a director and chairman in February 2005 with an exercise price of $0.11 and expiring in February 2015. An amount of 2,000,000 options were granted in February and the remaining 2,000,000 options will be vested in February 2006. The total share options granted to the senior management, in 2004 and prior years are given in the table "Summary Compensation Table" on page 6 of the 2005 Management Proxy Circular to the shareholder that is incorporated herein by reference.

Caledonia does not have a bonus or profit-sharing plan.  Caledonia does not have a pension, retirement or similar benefits scheme.

C

Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders.  The officers hold their positions subject to being removed by resolution of the Board of Directors. Furthermore, the "Election of Directors" is discussed on page 4 of the 2005 Management Proxy Circular that is incorporated herein by reference.  The Table on page 4 of the 2005 Management Proxy Circular provides the term of office for each director.  In addition, the shareholdings of those directors named on the table hold about 0.015% collectively of the total shares of Caledonia outstanding at December 31, 2004.  Officers of Caledonia who are not directors do not own any shares as at December 31, 2004.

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for (i) a "Key Executive Severance Protection Plan" between Caledonia and two of its directors - namely Mr. S. Hayden and Mr. F. C. Harvey dating from 1996, (ii) the indirect employment of Caledonia’s president and CEO through a management and administrative agreement and (iii) an employment contract with a director, Mr. J. Johnstone.  The “Severance Plan” calls for severance payments to these executives if employment is terminated as a result of a change of control of Caledonia.  Mr. Johnstone’s employment contract with Caledonia has a termination clause whereby Mr. Johnstone is paid a severance payment of one year of salary in the event of his termination due to change of control or without cause. Details concerning Caledonia’s Board Composition, Audit, Compensation, Nominating and Corporate Governance committees are given in the 2005 Management Proxy Circular on pages 8, 10 &11, which are incorporated herein by reference.

 The following directors are members of the following committees:

AUDIT

COMPENSATION

NOMINATING

GOVERNANCE

Mr. C. Jonsson

Mr. C. Jonsson

Mr. R. Pardoe

Mr. R. Pardoe

Mr.  R. Fasel

Mr. S. Hayden

Mr. R. Fasel

Mr. S. Hayden

Mr. I. Forrest

Mr. I. Forrest

Mr. C. Jonsson

Mr. R.Pardoe

Mr. I. Forrest

Prior to Mr. Fasel’s appointment to the Board of Directors and to the Audit committee in August 2004, Mr. Hayden was a member of the Audit committee.

D

Employees

The average, approximate number of employees, their categories and geographic location for each of the last 3 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location etc	2002	2003	2004
Total Employees
Canada (Head Office)	2	3	3
South Africa (Head Office)	6	9	9
South Africa (Mine Security and Operations and Exploration)	115	250	315
Zambia (Head Office and Security)	9	8	8
Total Employees at All Locations	132	270	335

Management and Administration:

Employee Location etc.
Canada (Head Office)	2	3	3
South Africa (Head Office)	3	5	6
South Africa (Exploration and Operations)	2	7	7
Zambia (Head Office and Security)	2	2	2
Total Management and Administration	9	17	18

E

Share Ownership

As of the date of the 2005 Management Proxy Circular (March 18th, 2005) the individual share ownership of each of the directors of Caledonia is depicted in the Table on page 4 of the Management Proxy Circular that is incorporated herein by reference. The combined total share ownership of Caledonia’s directors, senior management and officers is less than 1% of the total issued common shares.

Caledonia has established "Incentive Stock Option Plans" (the "Plans") that have been approved and accepted by the Toronto Stock Exchange (“TSX”) and Caledonia’s shareholders – the “1995 Plan” and the “1996 Plan”.  Another Plan was amended in 2001 and this amended Plan was approved by a majority of shareholders at the Special and Annual General Meeting of the shareholders held on the 29th June 2001.  However, the three Plans that were approved by the shareholders for the years 1999 to 2001 were never registered with the TSX. Due to financial constraints in 1999 to 2001, Caledonia decided not to implement these plans and in September 2001 requested the TSX to withdraw all requests to register these plans as no options had been issued under the plans at that time. The TSX agreed to this request and the plans were cancelled. In 2002 a new Plan was prepared, the “2002 Plan”, and approval was sought and obtained from the Shareholders at the 2002 Annual General and Special Meeting held on the 21st June 2002. Details of the new Share Option plan was reported in the 2002 Management Information Circular to the shareholders, that was incorporated therein by reference in the Form 20F 2001. In 2004 another Plan was prepared, the “2004 Plan”, and approval was sought and obtained from the Shareholders at the 2004 Annual General and Special Meeting held on the 21st June 2004. Details of the 2004 stock option plan are given on pages 10 and 11 of the 2004 Management Information Circular to the shareholders, that was incorporated by reference in the Form 20F 2004.

SHARE OPTION REGISTER LISTING OF OPTIONS OUTSTANDING as of December 31st 2004

                                                                                            Option Price      Option Expiry           Options

Name

Plan

Cdn. $

Date

  O/S

Forrest, W.I.L.

1995 Plan

0.75

Apr. 28, 2005

12,500

Forrest, W.I.L.

1996 Plan

0.33

Feb. 09, 2008

66,000

Forrest, W.I.L.

2002 Plan

0.235

Apr. 24, 2012       500,000

Forrest, TOTAL

All Plans

             578,500

Harvey, F.C.

1995 Plan

0.75

Apr. 28, 2005

  93,750

Harvey, F.C.

1996 Plan

0.33

Feb. 09, 2008

135,000

Harvey, F.C.

2002 Plan

0.235

Apr. 24, 201        2,000,000

 Harvey TOTAL

All Plans

           2,228,750

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

Poad, S.W.

2002 Plan

0.26

Apr.29, 2014

200,000

Poad, TOTAL

All Plans

              448,825

Smith, J.

1995 Plan

0.75

Apr. 28, 2005

 23,750

 Smith, J.

1996 Plan

0.33

Feb. 09, 2008

 80,000

Smith, J

2002 Plan

0.345

June 02, 2012

 75,000

Smith, TOTAL

All Plans

               178,750

du Plessis, J

2002 Plan

0.28

Nov. 03, 2013

500,000*

du Plessis, TOTAL

All Plans

500,000*

Fasel, R

1995 Plan

0.26

Aug. 15, 2014

200,000**

Fasel, TOTAL

All Plans

200,000**

Tombs, MD

2002 Plan

0.26

Apr. 29, 2014

100,000

Tombs, TOTAL

All Plans

100,000

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

The 2004 Plan was discussed in the 2004 Management Proxy circular which was incorporated by reference in the 2003 Form 20 F.

In 2003, an officer of Caledonia exercised 56,475 options priced at $0.50 and 50,000 options priced at $0.235 were exercised by a director of Caledonia. The balance of the $0.50 share options allocated, in total 1,175,625 options, expired on the 28th of April 2003 without exercising.

  * An amount of 300,000 of the stock options awarded to Mr. du Plessis are non-exercisable until certain productivity targets associated with the two South African gold mines are achieved.

  ** An amount of 50,000 or 25% of the stock options awarded to Mr. Fasel vested on his appointment as Director in August 2004. An amount of 50,000 stock options will vest on each of the first, second and third anniversaries of his appointment.

  In February 2005 4,000,000 stock options were awarded to Mr. Pardoe on his appointment as a Director.  Of these, 500,000 stock options vested immediately, the remainder vest in quarterly tranches each of 500,000 options commencing on June 30, 2005.

 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Significant shareholders

To the best of Caledonia's knowledge, as of March 22, 2005 there are 1 known shareholder and 2 depository trusts that beneficially own, directly or indirectly, or exercise control or direction over more than 5% of the voting shares of Caledonia.  As at March 23, 2005 Caledonia had 301,112,286 shares outstanding and the known shareholders and depository trusts holding more than 5% of the shares of Caledonia are given in the table below:

Name of Shareholder	Number of Shares Held	% of Shares Issued
CEDE and Co.	75,113,534	24.95%
Suborad S.A.	15,150,000	5.03%
CDS & Co. NCI Accounts	178,427,792	59.26%

The only shares issued by Caledonia are common shares.  Although Caledonia has an unlimited number of preferential shares available for issue, none of these have yet been issued. Caledonia’s major shareholders have the same voting rights as the other shareholders of Caledonia.

To the best of the knowledge of Caledonia, the portion of the common shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Shares Issued
USA (Host country)	81,725,933	27.14%
Canada	180,990,772	60.11%
Europe	4,080,427	1.36%
Other	34,315,178	11.39%

There are 1,312 record holders listed by Equity Transfer Services Inc. in Toronto, Canada that includes the two large depository trusts - CEDE & Co. and CDS & Co.

Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

B

Related party transactions

Until June 30, 2004, Caledonia has paid a company that employs Caledonia’s  President and CEO, a fee of $180,000 per annum in terms of the management and administration services agreement. This agreement, which has not changed for several years was renegotiated in 2004 such that the fee for the period July to December 2004 would increase equivalent to $270,000 per annum and then in January 2005 to $360,000 per annum. Caledonia pays Doelcam Inc. on a per diem rate for financial and administration services. Caledonia’s Controller is a major shareholder in Doelcam Inc.  Caledonia leases office premises in South Africa from a company of which the family of Caledonia’s President and CEO are shareholders. Note 10 on pages 39 and 40 of the 2004 Audited Financial Statements fully details the related party transactions, and forms part of the 2004 Annual Report that is herein incorporated by reference.

C

Interests of experts and counsel

Not required, as this is an “annual report under the Exchange Act”.

FINANCIAL INFORMATION

A

Consolidated Statements and Other Financial Information

Attached as Exhibit 14a is the 2004 Annual Report of Caledonia, which reports include the audited financial statements of Caledonia and which are incorporated herein by reference. Note 15  of these financial statements titled "Generally Accepted Accounting Principles in Canada and the United States" compares the differences in GAAP between the two countries.

The 2004 consolidated financial statements have been audited by BDO Dunwoody LLP and comprise the following:

Auditor’s report

Balance sheet

Income statement (Statement of Operations)

Statement of deficit

Statement of cash flows

Summary of significant accounting policies

Notes to  the financial statements

Note 4 of the 2004 financial statements – “Share Capital” which is incorporated herein by reference, shows the changes, in share capital since 31st December 2001.

The 2004 financial statements cover the period from 2002 to 2004 and thus cover the requirements for the Form 20F disclosure.

Export sales are not a significant portion of the sales volume.

Caledonia has no ongoing legal or arbitration proceedings at the 31st December 2004. To the best knowledge of Caledonia, neither any of its directors or senior management or its affiliates is a party adverse to Caledonia or its subsidiaries, or has a material interest adverse to Caledonia or its subsidiaries. However, in April 2001, Caledonia initiated civil legal proceedings against Mr. Gert Jordaan the principal of Spring Hills Trading to recover damages resulting from its non-fulfillment of its obligations in respect of its agreement with Caledonia for the purchase of a 49% interest in the Barbrook and Eersteling mines in South Africa. Mr. Jordaan has been declared insolvent and Caledonia, Barbrook and Eersteling have received a portion of the monies owed to them from the Liquidator of Jordaan's estate

The Company has never paid and does not intend, at this stage, to declare or pay cash dividends on Common Stock in the foreseeable future.

THE OFFER AND LISTING

Caledonia’s stock trades on the Toronto Stock Exchange under the symbol "CAL" and on the NASDAQ Stock Exchange’s "Over-the-counter Bulletin Board" under the symbol "CALVF".

The trading history is as follows:

(a)

5 Year Market Trading Record

Stock Exchange	2000	2001	2002	2003	2004
TORONTO
High	$0.35	$0.09	$0.50	$0.61	$0.465
Low	$0.05	$0.03	$0.05	$0.22	$0.12
Volume	22,938,622	22,309,687	81,234,046	99,233,133	56,933,982
NASDAQ (US$)
High	$0.18	$0.06	$0.281	$0.39	$0.37
Low	$0.03	$0.02	$0.040	$0.16	$0.10
Volume	61,918,700	74,714,400	271,403,969	440,810,918	210,251,339

(b)

2 Year Market Trading Record by Quarter – 2003, 2004 and 1st Quarter 2005 (January and February)

Stock Exchange	TSE		NASDAQ
Share Price	High	Low	High	Low
2003 - 1st Qtr.	$0.61	$0.27	$0.385	$0.180
- 2nd Qtr.	$0.33	$0.22	$0.25	$0.16
- 3rd Qtr.	$0.43	$0.25	$0.30	$0.19
- 4th Qtr.	$0.48	$0.26	$0.37	$0.19
2004 - 1st Qtr.	$0.47	$0.32	$0.37	$0.25
- 2nd Qtr	$0.35	$0.205	$0.27	$0.15
- 3rd Qtr	$0.235	$0.17	$0.18	$0.13
- 4th Qtr	$0.225	$0.12	$0.18	$0.10
2005 – 1st Qtr to Feb.28th	$0.16	$0.10	$0.13	$0.08

(c)

6 Month Market Trading Record by Month – September 2004 to February 2005

Stock Exchange	TSE		NASDAQ
Share Price	High	Low	High	Low
September 2004	$0.235	$0.185	$0.18	$0.15
October 2004	$0.225	$0.195	$0.18	$0.16
November 2004	$0.19	$0.16	$0.17	$0.14
December 2004	$0.16	$0.12	$0.14	$0.10
January 2005	$0.13	$0.10	$0.11	$0.08
February 2005	$0.16	$0.11	$0.13	$0.08

B

Plan of distribution

Not required, as this is an “annual report under the Securities Act”.

C

Markets

Please refer to section 9A of this Form 20F for details of Caledonia’s trading history on the Toronto Stock Exchange and the NASDAQ OTCBB exchange. The Corporation is currently determining whether it should be listed on the London Stock Exchange’s “Alternative Investment Market (“AIM”).

D

Selling Shareholders

Not required as this is an “annual report under the Securities Act”.

E

Dilution

Not required as this is an “annual report under the Securities Act”.

F

Expenses of the issue

Not required as this is an “annual report under the Securities Act”.

ADDITIONAL INFORMATION

A

Share capital

Not required as this is an “annual report under the Securities Act”.

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

F

Dividends and paying agents

Not required as this is an “annual report under the Securities Act”.

G

Statement by experts

Not required as this is an “annual report under the Securities Act”.

H

Documents on display

The documents referred to in this report are either attached as “Exhibits” to this report or can be viewed at the Canadian Head Office of Caledonia whose address is given in section 4 of this report.

I

Subsidiary information

To the best knowledge of Caledonia there is no other information related to Caledonia's subsidiaries that requires to be provided.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As Caledonia is considered to be a “small business issuer” as defined, information is not required to be provided for this section.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required as this is an “annual report under the Securities Act”.

PART 2

DEFAULTS, DIVIDEND ARREARAGES and DELINQUENCIES

There have been no material defaults in the payment of interest or principal or any dividend arrearages or material delinquencies.

MATERIAL MODIFICATIONS to the RIGHTS of SECURITY HOLDERS and USE OF PROCEEDS

There has been no material modification to the rights of Caledonia's or subsidiaries security holders.

CONTROLS AND PROCEDURES

(a)

Evaluation of disclosure controls and procedures.

The Company’s chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of the year end of December 31, 2004.  Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

(b)

Management’s annual report on internal control over financial reporting

  Not yet required as the Registrant is a Foreign Private Issuer.

(c)

Attestation Report of registered public accounting firm

Not yet required as the Registrant is a Foreign Private Issuer.

(d)

Changes in internal controls over financial reporting. There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

(RESERVED)

16A

Audit Committee Financial Expert

(a)

The registrant’s board of directors has determined that the registrant has at least two audit  committee financial experts serving on its audit committee.

(b)

The audit committee financial experts serving on the audit committee are Mr. W.I.L. Forrest and Mr. R. Fasel who are independent directors under the NASDAQ rules.

16B

Code of Ethics

(a)

On April 8, 2004 the registrant’s Board of Directors adopted a code of ethics that applies to the registrant’s chief executive officer, chief financial officer, principal accounting officer or controller, or persons performing similar functions.

(b)

The registrant has filed with the Commission a copy of this code of ethics that applies to the registrant’s chief executive officer, chief financial officer, principal accounting officer or controller, or persons performing similar functions.  This Code of Ethics was filed as Exhibit 1 with the Form 20F 2003 and is incorporated herein by reference.

(c)

 The text of this code of ethics has been posted on the company website at http://www.caledoniamining.com

(d)

The text of this code of ethics is available on request, without charge, by contacting the company at  either of the principal offices listed in part 4A of this report or by e-mail to info@caledoniamining.com

16C

Audit Fees

(a)

For 2003 Caledonia’s audit fees were $98,942. The audit fees for 2004 are estimated to be about $153,000.

(b)

     Nil.

(c)

     Nil.

(d)

     Nil.

(e)

Prior to the start of the audit process, Caledonia’s audit committee receives an estimate of the costs, from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the audit committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

(e)

      Not applicable

16D

Exemptions from the Listing Standards for Audit Committees

Not applicable.

16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the issuer or any “affiliated purchaser “ as defined in §240.10b-18(a)(3), of shares or other units of any class of the issuer’s equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 781).

PART 3

17.

FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of Caledonia at December 31, 2004, 2003 and 2002 are set forth in the Registrant's 2004 Annual Report that is incorporated herein as Exhibit 14a by reference.

18.

FINANCIAL STATEMENTS

The registrant has elected to provide financial statements pursuant to Item 17 that include as Note 15 the differences between Canadian and US GAAP's.

19.         EXHIBITS

The following Financial Statements and Exhibits are attached to and form part of this

Statement and are incorporated herein by reference:

12.   Certifications Pursuant to Rule 13a-14(a)(17CFR240.13a-14(a) or Rule 15d-14(a)(17CFR240.15d-14(a).

13.a Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.a

Caledonia Mining Corporation, 2004 Annual Report.

14.b

Caledonia Mining Corporation, 2005 Management Proxy Circular.

14.c

Schedules.

14.d

Mineral Properties.

14.e

Summary of Independent Qualified Person’s Report – “Barbrook Mines Limited”.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [Annual Report] on its behalf.

DATED at Mississauga, Ontario, Canada, on the 31st  day of March 2005.

CALEDONIA MINING CORPORATION

Per:

(Signed)  F. C. Harvey

Technical Director

EXHIBIT #12

CALEDONIA MINING CORPORATION

302 CERTIFICATIONS

CERTIFICATIONS

I, Stefan E. Hayden, certify that:

1.

I have reviewed this annual report on Form 20-F of Caledonia Mining Corporation.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report   any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function);

a.

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to  adversely affect the company’s ability to record, process, summarize and report financial information; and

b.

Any, fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:     March 31st  2005

(signed) S.E. Hayden

President and CEO

CERTIFICATIONS

I  Mike D. Tombs certify that:

1.

I have reviewed this annual report on Form 20-F of Caledonia Mining Corporation.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the company’s disclosure controls and procedures  and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report   any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function);

a.

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to  adversely affect the company’s ability to record, process, summarize and report financial information; and

b.

Any, fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:     March 31st 2005

(signed) M.D. Tombs

Vice- President Finance and CFO

EXHIBIT #13

CALEDONIA MINING CORPORATION

Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Stefan E. Hayden, President and Chief Executive Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:

(signed) S. E. Hayden

Stefan E. Hayden, President and Chief Executive Officer

Caledonia Mining Corporation

A signed original of this written statement required by Section 906 has been provided by Stefan E. Hayden and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Michael Tombs, Vice President Finance and Chief Financial Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1

The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Caledonia.

By:   (signed) M.D. Tombs

Mike D. Tombs, Vice President Finance and Chief Financial Officer

Caledonia Mining Corporation

A signed original of this written statement required by Section 906 has been provided by Mike D. Tombs and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT #14a

CALEDONIA MINING CORPORATION

2004 ANNUAL REPORT

2004 HIGHLIGHTS

Barbrook Gold Mine

  Completed major modifications to Barbrook metallurgical plant and continued to improve gold recoveries in the resin-in-leach (RIL) circuit

  Barbrook underground development continued at the French Bob’s, Taylors and Daylight/Victory zones to delineate the mine’s reserves and resources

Exploration

  Completed detailed soil sampling and a preliminary three hole (500m) drilling program at the Roodepoort Gold Exploration Project

  Commenced a detailed soil sampling programme at Eersteling, to complement a planned high resolution aeromagnetic survey that was flown in January 2005

  Phase 1 and 2 drilling implemented at the Rooipoort Platinum Exploration Project

  Purchased prospecting rights over an additional 342 hectares immediately adjacent to the Rooipoort Platinum Exploration Project property on the farm Grasvally 293 KR

  Gravity and magnetic Falcon® survey conducted at the Mulonga Plain Diamond Joint Venture and 73 heavy mineral samples collected at Kashiji Plain

  Heavy mineral sampling program completed at the Kikerk Lake Diamond Joint Venture

  Mini bulk sample at the Nama Cobalt Project in Zambia tested to confirm feasibility of producing economic cobalt. Initiated plans and environmental applications to excavate a larger sample which will be treated in pilot plant on site in 2005

Corporate / Financial

  Obtained shareholder approval to increase the Caledonia board of directors to six members and appointed Roland Fasel, a Swiss based businessman, to the Caledonia Board of directors

  Appointed Mike Tombs as Vice President Finance and Chief Financial Officer, based in Johannesburg, South Africa. Steven Poad has assumed the position of Controller

  Redeemed minority shareholdings in Eersteling, thus making Eersteling a 100% owned subsidiary of Caledonia

  Raised $13.4 million net of financing costs from private placement and $0.8 million from the exercise of warrants

2005 OBJECTIVES

  Return the Barbrook Gold Mine in South Africa to economic gold production

  Continue developing additional reserves/resources at the Barbrook Mine

  Complete the feasibility studies of installing a Biox® bacterial leach and/or ultra-fine milling and/or Dense Media Separation circuit at Barbrook and commence construction

  Obtain the prospecting licence for the Grasvally portions of the Rooipoort Platinum Exploration Project

  Identify the platinum resource on the farms Rooipoort and Grasvally which form the Rooipoort Platinum Exploration Project in South Africa

  From the existing exploration information together with the recently completed high resolution airborne Geophysics and Soil Chemical Programs identify and drill possible  extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas

  Conclude an agreement with a cobalt end producer to purchase cobalt concentrate produced at Nama or possibly form a strategic alliance to achieve this objective

  Confirm the feasibility of producing an economic cobalt concentrate from the Nama property in Zambia. Construct a pilot plant at Nama to produce a cobalt concentrate for testing

  Seek a joint-venture partner to commence an exploration program at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia

  Expand the Board of Directors to address ongoing Corporate Governance requirements

  Implement succession plans for senior executive and operational staff

  Strengthen the Investor Relations and Public Relations functions within Caledonia

  List Caledonia on the London Stock Exchange Alternative Investment Market ("AIM")

  Arrange necessary financing to support the activities required to meet these objectives:

PERFORMANCE HIGHLIGHTS

	2004(2)	2003(2)	2002(2)	2001(2)	2000(2)
Financial – C$ 000’s
Revenue from Sales	841	646	27	124	6,623
Gross Profit (Loss)	(5,610)	(2,984)	(118)	(143)	284
Expenses (General and Administration, Interest and Amortization)	2,959	1,841	1,585	1,130	2,143
Net Income (Loss) – before Write-Downs	(8,917)	(4,737)	(1,856)	(1,096)	7,451
Net Income (Loss) - after Write-Downs	(9,979)	(14,496)	(4,446)	(1,096	7,451
Cash	6,470	4,179	1,864	90	75
Current Assets	7,481	4,573	2,094	184	200
Assets	23,666	19,530	24,969	25,183	25,273
Current Liabilities	1,062	790	1,336	2,701	2,556
Long Term Liabilities	423	1,089	1,073	1,499	1,598
Working Capital (Deficiency)	6,419	3,783	758	(2,517)	(2,356)
Shareholders’ Equity	22,181	17,651	22,560	20,983	21,119
Total Capital Expenditures including Mineral	3,813	2,279	613	23	120
Expenditures on Mineral Properties	2,298	2,042	624	23	120
Financing Raised	14,314	9,511	5,174	1,078	979
Share Information
Market Capitalization ($ Thousands)	39,145	105,955	86,836	9,086	10,374
Shares Outstanding (Thousands)	301,112	252,274	211,795	165,202	148,202
Warrants & Options (Thousands)	52,342	27,348	28,055	19,566	7,566
Earnings (Loss) per Share	(0.03)	(0.06)	(0.02)	(0.01)	0.08
TSE Share Price High	0.465	0.610	0.44	0.09	0.35
TSE Share Price Low	0.12	0.215	0.060	0.04	0.05
TSE Share Volume (Thousands)	56,934	99,233	81,234	22,310	22,939
NASDAQ Share Price High (US$)	0.37	0.39	0.281	0.06	0.18
NASDAQ Share Price Low (US$)	0.10	0.16	0.040	0.02	0.03
NASDAQ Share Volume (Thousands)	210,251	440,811	271,404	74,714	61,919
Operating Results (1)
Gold Production (Ounces)	1,693	1,187	52	114	14,558
Silver Production (Ounces)	66	42	4	-	122,665
Average Cost per Ounce Gold (US $) Sold	2,310	3,129	-	-	240
Average Revenue per Ounce Gold (US $) Sold	415	402	-	-	285
Year End Gold Resource (Thousand Ounces)	2,459	2,478	2,489	2,930	2,930

(1)

Filon Sur to June 30 for year 2000 only.

(2)

Restated for the adoption of the Asset Retirement Obligations change in accounting policy

Letter to Shareholders

2004 has been another challenging yet exciting year for Caledonia as we work towards bringing the Barbrook Gold Mine into profitable gold production and consolidate work on our exciting Nama Cobalt/Copper Deposit in Zambia.  While the macro-economic environment in South Africa continues to be favourable, the overall outlook for commodity prices is positive and a stronger rand has had a negative impact on the South African mining industry.

Work at the Barbrook Gold Mine in South Africa continues to focus on optimizing the metallurgical circuit and proving up additional reserves and resources to establish a sustainable and profitable production base.  Following improvements achieved during 2004, and further enhancements planned for 2005, we remain confident that we will be able to return Barbrook to economic gold production during 2005, despite the strong rand.  Extensive modifications have been made to the metallurgical circuit to improve gold recovery from the complex refractory sulphide ore body.  Following these changes, there has been a significant improvement in the operating efficiency in the resin-in-leach (“RIL”) section with a corresponding increase in gold recovery to above 80%. This should result in an immediate increase in tonnage throughput to between 7,000 and 8,000 tonnes per month. The full impact and sustainability of the above changes will be determined in March 2005 when all of the process changes are complete.  Metallurgical test work continued on a number of different process alternatives including Ultra-fine milling, Dense Media Separation and Biox®.  A decision on whether to implement the Biox® plant and/or Ultra-fine milling and/or Dense Media Separation is anticipated in the first half of 2005.

Exploration work continued at the Rooipoort Platinum Project, south of Mokopane (previously Potgietersrus) with the completion of a stratigraphic diamond drill program and in November the initial drilling program, which is intended to define an indicated PGM resource at Rooipoort commenced.  Recent exploration results show that the mineralization is closer to surface near the northern, and extreme southern property boundaries and drilling is now concentrating in these areas. Caledonia also purchased an additional 342 hectares of mineral and prospecting rights on the farm Grasvally adjacent to the Rooipoort property to the south.  We believe Grasvally to be highly prospective as the mineralization in this area appears to be near surface with a shallow dip.  Caledonia’s application for the necessary Prospecting Permit from the Department of Minerals and Energy, which was filed on April 23, 2004, was refused on March 11, 2005 on the grounds only of not having a shareholders agreement in place with a black economic partner.  Caledonia believes that this refusal has no basis in law and continues to actively pursue this permit by all available means

Caledonia subscribes to the Black Economic Empowerment (“BEE”) legislation, which was introduced to reverse previous discriminatory practices in South Africa, and is actively seeking suitable BEE partners for its South African operations in the strong conviction that, in the long term, this approach will add significant value for Caledonia shareholders.  We hope to update shareholders on progress in this regard during the course of 2005.

Our exciting cobalt project Nama, in northern Zambia, has made steady progress.  Nama could be one of the largest primary cobalt deposits in the world.  Encouraging results from the mini bulk sample have been received. The sample was tested at MINTEK’s laboratory in South Africa and confirmed that a suitable cobalt concentrate can be extracted.  In 2005 a larger tonnage sample will be excavated and will be processed through a pilot plant to be built on site in order to produce a suitable cobalt concentrate for testing through a smelter or hydrometallurgical plant.  If this test is successful and satisfactory economic terms are obtained, it is expected that a long-term supply contract for the Nama cobalt/copper concentrate could be negotiated with a large cobalt user or users.  The entering into a joint venture with a suitable partner to assist developing this project further during 2005 is being investigated.

At the Mulonga Plain Diamond Project in Zambia and the Kikerk Lake Diamond Venture in Northern Canada our joint venture partners have continued their obligation to fund the exploration programs.  Based on the results of a 5,000 line km Falcon® airborne gravity and magnetic survey, flown over the identified kimberlite mineral clusters located in the most eastern portion of the Mulonga licence area, a drilling budget of US$520,000 has been allocated to follow up the identification of the targets derived from previous work and the 71 gravity anomalies identified by the preliminary interpretation of the Falcon® data. At Kashiji Plain, a number of samples were collected and are currently undergoing laboratory work.  Budget allocation and planning for 2005 has been deferred until these analyses are complete.  Caledonia’s interest in Mulonga Plain remains 40%.

Caledonia continues to believe the gold price will maintain its upward trend in the near term.  The US$ gold price has continued to rise, reaching in excess of US$450 per ounce in December 2004. Caledonia management believes that gold bullion and gold shares remain in a long-term bull market. To maximise the benefit of the current strong price Caledonia has decided to remain unhedged.  It should be noted, however, that the South African Rand gold price has decreased slightly due to ongoing Rand currency strength. As Barbrook’s operating costs are in Rand this continues to hamper the project economics.

Turning to the financial performance of the company Caledonia continues to be debt free having raised $14.3 million from private placements and exercise of options and warrants.  During 2004 the company suffered a loss of $10.0 million which included an operating loss of $5.6 million and a write–down of mineral properties of $1.1 million.  $3.8 million was invested in capital assets and mineral properties in South Africa.  Cash available at year end totalled $6.5 million

Caledonia plans during 2005 to list the company’s shares on the Alternative Investment Market in London, England in conjunction with a financing.  The Board believes this listing will introduce Caledonia to London’s institutional investors, offer Caledonia greater market exposure, and further broaden the shareholder base, ultimately benefiting all shareholders.

I am delighted to welcome two new non-executive members to the Board, Rupert Pardoe and Roland Fasel.  Mr Pardoe was elected non-executive Chairman in February 2005.  These two individuals bring additional experience to the Board, particularly in the sphere of corporate governance as both are independent of management.  This year, the company will focus on implementing succession plans for senior executive and operational staff, as well as expand the Board of Directors to address ongoing Corporate Governance requirements.

The future for Caledonia shareholders is promising, as the company is uniquely positioned to develop its gold production and diverse base metals projects, platinum exploration programs and the diamond joint venture exploration projects.  The further strengthening of its Board of Directors should also show benefits in ensuring that the company meets its Corporate Governance and Strategic objectives.

Finally, my thanks go to Caledonia’s management, directors, staff, joint venture partners, and particularly to our shareholders for supporting Caledonia during the challenges and opportunities of another year.  The management and directors look forward to your continued confidence as we work diligently towards the objective of building Caledonia into a significant diversified international mining company.

On behalf of the Board of Directors,

(signed)

S. E. Hayden                                                                                  Johannesburg, 18th March 2005

President and Chief Executive Officer

CALEDONIA MINING CORPORATION

March 18, 2005

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of the Caledonia Mining Corporation (the “Company”, “Caledonia”) for the fiscal years ended December 31, 2004 and December 31, 2003 should be read in conjunction with the Consolidated Financial Statements and the Annual Information Form and Press Releases issued by the company, all of which are available  from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Company website at www.caledoniamining.com.website. The Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Caledonia was formed in February 1992 and is listed on the Toronto Stock Exchange as “CAL” and on NASDAQ-OTCBB as “CALVF”.

VISIVISION and STRATEGY

Caledonia is an exploration, development and mining company with a gold operation in South Africa and a diversified exploration portfolio of projects in Canada, South Africa and Zambia,   some of which are joint ventures.  Caledonia’s objective is to develop the asset base into a significant diversified international mining company through profitable gold production and successful exploration activity, focused primarily on Southern Africa.

Caledonia’s business model is to identify and acquire properties or projects early in the development cycle, which have the potential to become low cost operations, and then add value by developing the asset, either as an operator or through a joint venture agreement.  The possibility of divestiture in whole or part will be considered at different points in time on the valuation curve and will be governed by the benefit to shareholders.  Where appropriate, Caledonia will seek strategic alliances with well-managed exploration or operating companies through existing or new joint ventures.

The Company has a strong management team and Board of Directors with diverse expertise in gold production, mineral exploration, mine development, finance and marketing.

With the expectation of continuing improvements in commodity prices over the long term, Caledonia is following the strategy of diversification through its current exploration activities for diamonds, gold, platinum group metals and base metals. With the potential of improved political conditions in many Southern African countries, Caledonia is reviewing mining opportunities in these countries.

CORE BUSINESSES

GOLD MINING

Barbrook Mines Limited

The 100% owned Barbrook Mines Limited (“Barbrook”) is located near the historic gold-mining town of Barberton in the Mpumalanga province of the Republic of South Africa, approximately 375 km west of Pretoria and Johannesburg.  Barberton has a history of gold mining dating back more than 100 years. The Barbrook property, which covers an area of 10,625 acres and extends for a distance of about 28 km along strike, represents a consolidation of approximately 20 previously worked gold mines.

The Barbrook gold deposits occur in the Barberton Greenstone belt, the host for the other gold deposits in the area. The belt is of Archean age and includes some of the oldest volcanic and sedimentary rocks in South Africa.  The belt trends southwest to the northeast and has been intruded and deformed by various granite plutons at the margins. The Barbrook property covers two steeply-dipping, banded iron formations oriented in an east-west direction.  These two shear zones, called the Zwartkoppie and Barbrook lines, are the host to the Barbrook gold deposits.  The gold mineralization at Barbrook is complex, the gold is generally extremely fine-grained, associated with refractory minerals such as pyrite and arsenopyrite, and contains significant concentrations of "preg-robbing" organic carbon.

Mining at Barbrook is from underground using an open-stope, sub-level benching method.  Broken ore is transported to the surface crushing area along the main 10 level haulage way.  At present all workings are on or between 7 level and the main 10 level haulage.  A decline shaft is currently in development on the French Bob’s ore zone to access the ore block below 10 level.

The Barbrook Mine gold reserves and resources are as follows:

GOLD RESERVES & RESOURCES (Undiluted) – as at December 31, 2004 --
-		-			-
-		-			-
Category		Tonnes *		Gold Grade grams/tonne	Gold Ounces
RESERVES
Proven		191,200		5.87	36,078
Probable		44,947		6.29	9,097
-	Total	236,147		5.95	45,175
-
RESOURCES
Measured		463,954		2.93	43,635
Indicated		1,240,501		5.36	213,695
Inferred		8,781,652		5.76	1,626,145
-	Total	10,486,107		5.59	1,883,475
-
-		10,722,254		5.59	1,928,650
-		-			-
Total Mineral Reserves & Resources		-			-
-		-			-
-		-			-
* 1 Tonne = 1,000 kilograms = 2,204.6 pounds		-	-	-	-

Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant is the “Independent Qualified Person” for Barbrook’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

In the metallurgical processing plant, the broken ore is de-slimed, crushed to minus 13mm size and stored in a coarse ore storage bin.  From this bin, ore is conveyed to the 250 kW Vecor primary ball mill, with its associated flash flotation cell. This flash flotation cell recovers up to 70% of the gold in the mill feed. The milled ore passes to the flotation plant which includes a second flash cell, scavenger, cleaner and recleaner circuits.  The combined flotation concentrate with a gold grade of between 30 to 40 g/t is processed through a combined gravity/cyclone plant to remove most of the organic carbon that previously caused metallurgical problems in gold recovery. The organic carbon is discarded with the main flotation tailings. The “carbon-free” concentrate is re-ground in the Sala 90 kW regrind mill to produce a product of about 95% -25 microns This fine-milled concentrate is pumped to the 2-stage, newly developed Aachen pre-oxidation circuit where oxygen gas is added to satisfy the high oxygen demand of the fine sulphide concentrate. Lime is then added to increase the pH to above 10 and thence the treated slurry is pumped to the resin-in-leach (RIL) circuit. Gold is recovered from the loaded resin in the elution and electrowinning circuits located in the smelt house. This produces high-grade gold bullion bars that are sent to a South African refinery for further processing and sale of gold.

The present metallurgical circuit, as designed can readily treat between 8,000 to 10,000 tonnes per month.  This throughput is planned to be increased to 10,000 tonnes per month as the underground and stope development progresses and provides greater mining flexibility. The on-site, un-utilized as yet, 1300 kW drive Vecor ball milling circuit is designed to process sulphide ore at the rate of 25,000 tonnes per month. Tailings are pumped to the tailings deposition area located about 3km from the mine site.  Tailings deposition operations are managed by a licensed contractor and are fully compliant with all requisite legislation and codes of practice.

There is a full mine infrastructure at Barbrook including administration areas, change-house, lamp room, security barracks, training and first aid rooms, mine stores, engineering/maintenance workshops, assay and metallurgical laboratories, explosive magazines and the tailings deposition area.

Eersteling Gold Mining Company Limited

The 100% owned Eersteling Gold Mining Company Limited (“Eersteling”) is located 36 km south of the city of Polokwane in Limpopo Province of the Republic of South Africa, 300 km north of Johannesburg.

The Eersteling Mine property has an area of 47,000 acres (19,020 hectares), extends for a distance of about 25 km and is located in the Pietersburg Greenstone belt which is of Archean age consisting of an upper and lower sequence.  The upper sequence is mainly conglomerate, grit and sandstone and the lower sequence is undifferentiated mafic and ultramafic volcanic rocks and intrusives, with banded iron formation and chert.  The Willemse shear feature most dominates gold mineralization in the Eersteling area.

Eersteling listed on the JSE Securities Exchange South Africa on July 16 1987.  In June 2004, due to the illiquidity of trading and the high cost of maintaining the listed company, Caledonia redeemed the 3.6% of minority shareholders and subsequently de-listed Eersteling from the JSE.

The Eersteling mine has been on care and maintenance since early 1997 when production was suspended due to low gold prices.  Despite the high US dollar gold price, the strong rand and rand gold price have prevented the mine being returned to production at an economic level.  In 2002 Eersteling applied for its required Section 9 permanent mining licence which was granted during April 2003.  Caledonia intends, subject to a sustainable economic rand gold price and favourable Eersteling/Roodepoort exploration results, to re-commence commercial production at Eersteling in the future.

The Eersteling Mine gold resource estimate based on the 1997 data before the mine was placed on a care and maintenance is as follows:

GOLD RESOURCES (Undiluted) - as at December 31, 2004
Resource category	Tonnes	Gold Grade g/tonne	Gold Ounces
Measured Indicated Inferred	60,527 537,232 2,048,961	7.43 7.78 5.79	14,457 134,382 381,600
Total Mineral Resource	2,646,720	6.23	530,439

The above resource estimate is historic and the company does not consider this estimate to be a defined resource in terms of National Instrument 43-101. The Company has not completed the work necessary to verify the classification of the resource in terms of National Instrument 43-101 and as such the historic estimate should not be relied upon.

Eersteling has a number of exploration prospects on its mineral holdings, including the Roodepoort Gold Exploration Project and the Rooipoort Platinum Exploration Project.  These are detailed further in the Exploration section of this report.

There is a full mine infrastructure at Eersteling including administration areas, change-house, lamp room, security barracks, training and first aid rooms, mine stores, engineering/maintenance workshops, assay and metallurgical laboratories, explosive magazines and a licensed tailings deposition area.   In the event that gold-mining operations resume at Eersteling these facilities will require some refurbishing prior to being returned to use.

MARKETING

All gold bullion produced is refined by Rand Refinery in Germiston, South Africa and sold at spot at the discretion of the company to Absa Bank Limited in Johannesburg, South Africa under contract. The company nominates the currency of settlement for each individual sale.

KEY PERFORMANCE FACTORS

The key performance factor of a gold mine is the ability to produce gold at a cost per ounce that is low enough to pay all obligations and generate an acceptable return to shareholders. The price of gold is established in an international market and is considered a commodity. The future Rand price of gold plays a large part in determining the profitability of South African gold mines. During 2004, the South African Rand continued to strength by 14.8% against the United States dollar and this to a large extent negated the 6.6% increase in the US$ gold price, resulting in a 9.5% decrease in the Rand gold price per ounce over the year.

CAPABILITY TO DELIVER RESULTS

The successful operation of mining and exploration depends on the presence of economic in-situ resources, the availability of experienced and skilled management and employees and financial resources to be able to carry out the work, and the support of the holding company.

Caledonia initiated a human resources program focused on strengthening senior management.  This program commenced in late 2003 and is detailed in the 2003 Annual Report.  As an extension of this program to further strengthen the Board of Directors and Caledonia’s management team, two additional appointments were made in 2004 and a further appointment in 2005:

  Mr. Mike Tombs was appointed Vice President Finance and Chief Financial Officer of the Corporation.  He is based in the Johannesburg office.

  Mr. Roland Fasel was appointed to the Caledonia Board of Directors in August 2004.  Mr Fasel is a qualified accountant and a director of several public companies in Switzerland.  He is based in Geneva, Switzerland.  The addition of Mr Fasel strengthens the board, particularly in the area of Corporate Governance. Mr Fasel has been appointed to Caledonia’s Audit Committee, which is now comprised entirely of independent directors, as recommended by the Toronto Stock Exchange.

  Mr. Rupert Pardoe was appointed to the Caledonia Board of Directors and elected as non-executive Chairman, with immediate effect in February 2005.  He is based in Johannesburg, South Africa.  Mr Pardoe was previously Deputy Group Chief Executive of Absa Group Limited, the largest retail bank and financial services group in Southern Africa, which he joined in September 2001 after twenty years at Anglo American Corporation of South Africa Limited.  Mr Pardoe brings to Caledonia a wealth of international business experience, particularly in the mining and financial sectors.  With the election of Mr. Pardoe, Mr. Hayden relinquished his position as Chairman, thereby separating the posts of Chairman and CEO as recommended by the Toronto Stock Exchange.

  These two Board appointments bring the total number of independent Board directors to four.

The financings of 2003 and of April/May 2004 enabled Caledonia to carry out the planned development of its projects into 2005. The 2003 financing also permitted Caledonia to pay off its debt to its officers and it is now completely debt free.

CONSOLIDATED FINANCIAL RESULTS

For the year ended December 31, 2004, the Company recorded a net loss, after write downs, of $ 10,0 million ($0.034 per share) compared to a net loss of $14.5 million ($0.062 per share) in 2003 and a net loss of $4.4 million ($0.023 per share) in 2002.  The loss in 2004 included a write down of mineral properties of $1.1 million and losses from operations of $5.6 million.  There was a mineral property write down of $9.8 million in 2003 and $2.6 million in 2002.  The loss from operating activities of $5.6 million has increased from $3.0 million in 2003 and $0.1 million in 2002 reflecting a higher level of activity associated with ongoing activities to refurbish the Barbrook operation.  In 2004 general and administrative expense includes a charge of $0.2 million for stock option grant expense as compared to $0.1 million in 2003 and $0.2 million in 2002.

OPERATIONAL REVIEW

Barbrook Mine

Operations at Barbrook during 2004 focused mainly on improving metallurgical circuits and gold recoveries.  When mining operations re-started during 2003, the characteristics of the French Bob’s ore fed to the plant were not as defined in earlier test work and as a result of this variability the gold recoveries were below projections.  The ore was considerably more refractory with more arsenopyritic previously. This resulted in lower than expected gold recovery as the organic, “preg-robbing” carbon content than expected, although these ores were of higher grade than the pyritic ore types tested  continued to contaminate and interfere with the gold recovery process.  A number of alternative metallurgical circuits were installed, tested and evaluated, and circuit improvements have now virtually been completed, resulting in improved gold recoveries during the later part of the first quarter 2005.

The mineability, geology, and mineralization of the French Bob's ore body, which is the main operating area of the mine, was re-evaluated and re-modeled during 2002 to determine the optimum mining methods to minimize grade dilution.  Mining has been concentrated in the French Bob's ore zone between 10 and 7 levels.  Geological sampling and evaluation on the Taylor's and the newly discovered Tswala zones, adjacent to, and along strike from, the French Bob's zone is ongoing.  Development and stope tonnages from these areas will supplement the present production allowing the mill throughput to be increased to the 8,000 building to 10,000 tonnes per month planned range for 2005.

Bulk ore samples from the Daylight/Victory zones will be taken once these ore zones have been fully exposed and will be tested to confirm the metallurgical amenability of this material in a Biox® circuit. Previous and ongoing Biox® tests on Barbrook concentrates showed gold leach recovery in excess of 90%. Testing Daylight/Victory ores on Biox® will commence in 2005 and if, as anticipated, prove positive, and then the Daylight/Victory area could provide the plant with an additional potentially higher grade ore source than that of the French Bob’s ore zone.  To ensure the continuity of the ore supply from the French Bob’s and adjacent ore zones, development has started on a decline shaft, which will provide access to the French Bob’s zone below the 10 level elevation.  The mine plan is focused on converting Resources to Reserves by means of underground development and drilling and has now embarked on an aggressive development program to access the Taylor’s, Victory, Daylight, Crescent and newly discovered Naude’s Strike ore zones.

Circuit changes and necessary mechanical repairs at the Barbrook metallurgical plant resulted in sporadic operation during much of 2004.  The results achieved are as follows:

Barbrook Mine – 2004 Production Results
Ore mined	Tonnes	44,175
Development advance	Meters	1,935
Ore milled	Tonnes	26,592
Grade milled	g/t	4.5
Gold recovered	Ounces	1,693

Owing to the extreme metallurgical variability of the Barbrook ores, the higher gold grades associated with the refractory arsenopyritic ore zones and lower gold metallurgical recoveries associated with these highly refractory ore types, Barbrook commissioned Goldfields of South Africa to carry out an economic study for the design and installation of a full-plant Biox® process of gold recovery.  Goldfields are internationally recognized for their expertise and experience in the bacterial oxidation of refractory gold ores such as those found at Barbrook.  Caledonia believes that the Goldfields Biox® technology, successfully used since 1988 at the Barberton Mines complex, located next to Barbrook, will be amenable to all of the different ore types at Barbrook.  If implemented, the Biox® plant will be designed in a modular form capable of being readily expanded to take concentrates from Caledonia’s other mines and from toll processing.

Owing to the poorer than expected gold recoveries, a series of modifications were made to the metallurgical circuit to correct gold recovery problems or shortcomings identified when the expected improvements from previous plant changes did not meet expectation.  Between late February and May 2004 the operations at the plant were temporarily suspended to carry out modifications, aimed at improved metallurgical gold recovery and increased throughput to 8,000 tonnes per month. The plant modifications included:

  Installation of a “fines washing and screening” section in the crusher circuit to improve the existing crushing and screening efficiency and to allow for a finer screening size of the crusher product. However, this circuit did not provide the necessary washing efficiency and was by-passed.

  Tests at Barbrook and SGS Lakefield laboratories in Johannesburg have shown that satisfactory flotation gold recovery could be achieved by coarser flotation feed ore sizing. The 8 x 10 Vecor mill (that previously milled to a product size of about 85% minus 75 microns) was reconfigured to enable it to produce a coarser grind to about 65 to 75% minus 75 microns.

  An “organic carbon pre-float” circuit was added to the front of the flotation circuit to remove as much of this ‘preg-robbing’ material from the circuit as possible. This should have reduced the amount of blinding agent present in the leach circuit and consequently reduce the foaming problem in RIL. However, this “carbon pre-float”, although it successfully removed considerable amounts of the organic carbon from the sulphide concentrate, resulted in high gold losses with the carbon and was discontinued.

  Changes were made in the regrind/thickener section to achieve finer regrind sizes and more consistent concentrate feed densities to pre-oxidation and leaching.

  The PreOx and high-intensive agitation sections were not effective in maintaining consistent satisfaction of the concentrate oxygen demand and were replaced by 2 Aachen high-efficiency oxygen dispersion units. Pilot plant tests and plant operation at Barbrook have shown these units provide excellent oxygenation of the fine reground flotation concentrate and lead to more consistent leach gold recoveries.  However, the physical operating conditions encountered when using these units have required intense engineering testing of pumps, filters and instrumentation to keep the Aachen units operating in their design ranges.

  Automatic cyanide measurement and addition equipment has been installed in the RIL section to optimize gold recovery and reduce cyanide consumption.

  The size of the elution facility for loaded resin was redesigned by Caledonia and substantially increased. This now allows for improved gold security and greater flexibility of RIL operation.

  A flash flotation cell was added to the Vecor mill circuit treating 100% of the Vecor mill cyclone underflow circuit. This effectively concentrates up to 70% of the gold feeding the flotation section – the flash flotation concentrate being fed directly to the concentrate regrind circuit.

  A second G-cell was installed in flotation for re-cleaning of the cleaner flotation concentrate. This increased the gold grade in the final concentrate product whilst maintaining gold recovery and made operation of the flotation section less complex.

  Towards the year-end, a combined gravity/cyclone plant was designed, developed and installed by Barbrook to remove most of the organic carbon that consistently caused metallurgical problems in gold recovery. This circuit has now been optimized and removes most of the liberated organic carbon. The organic carbon is discarded with the main flotation tailings.

Despite the introduction of the above new processes, the improvements in gold recoveries at the year end and in January 2005 did not improve as significantly as anticipated, and were still recorded well below the level forecast.  It had been determined that the gold absorption activity of the resin used in the RIL circuit was much lower than the “fresh” or “new” resin. Despite many tests by the resin suppliers and developers, specific reasons for this reduction in absorption activity were not found. One of the most probable causes was thought to be ‘oxidation’ or ‘organic fouling’ of the resin. The presence of the fine organic carbon, addition of high paraffin (blinding agent), high oxygen gas addition in the RIL and possible high slurry temperatures gave a combined effect of foam formation in the RIL, and this coupled with the low resin gold absorption activity caused low leaching gold recoveries.

The following plant changes were made in late 2004 and early 2005 to remedy the above resin problems and to improve other areas of the process:

  A new crusher capable of crushing the ore finer was bought and installed. This, together with the fines washing system which was re-commissioned in early March 2005, should produce a finer mill feed which should result in an increased throughput.

  A second flash flotation cell was installed in the main flotation circuit to replace the large 4-cell rougher circuit that was proving difficult to control due to the high organic carbon presence.

  The combined gravity/cyclone plant was further optimized and has increased removal of more than 95% of the liberated organic carbon from the feed to the RIL. Since this optimisation there has been a further improvement in the Aachen and RIL circuits and has eliminated completely the frothing/foaming problem.

  The lower carbon content enabled a much lower dosage of paraffin addition.

  Gold losses in the carbon removal process at about 5% are presently acceptable in view of the improved RIL operation. It is believed that these losses can be removed by optimization of the cyclone circuit.

  Technical management visited the Penjom mine in Malaysia, where a similar RIL operation to Barbrook’s, but on a much larger scale, has operated for several years to gain experience of some of the problems faced by Penjom and their solution.

  The whole of the resin inventory was replaced by fresh resin.

  A test Metso ultra-fine grinding mill was introduced into the circuit.

  A number of Barbrook’s circuit changes have now been copied by a mine in the area with similar challenges.

Following the above circuit changes, there has been a significant improvement in the operating efficiency in the RIL section with a corresponding increase in gold recovery. The full effect of the above changes will only be determined during March 2005 when all of the process changes are complete and the new plant operation has been optimized. The effect of the changes will mean an immediate increase in tonnage throughput to about 8000 tonnes per month and possibly higher. The metallurgical circuits operating at present are completely different to that originally installed at Barbrook, save for portions of the crushing circuit.

Eersteling Gold Mine

A full geological review of the Eersteling property, including the mine plans and other technical data, was commenced in October 2004.  The resources at Eersteling were evaluated and a development program prioritized. Other prospective areas, which should be investigated as potential ore sources, were identified and a surface exploration program has commenced to test some of these areas.  This included a high resolution aeromagnetic and radiometric survey, which was completed in January 2005.  Potential target zones will be identified and are planned to be drilled during 2005.  In the soil geochemical program, 500 soil samples in a 3,500 sample program were collected at Eersteling, with the results currently pending.

Outlook

The forecast production and sale of Caledonia’s gold for 2005 is at this stage difficult to estimate, and will depend upon the rate and timing of the improved gold production expected at the Barbrook , which will be better established during March 2005, the Rand exchange rate and US Dollar gold price that will prevail during 2005.

Looking to the future, should the Biox® process tests prove positive, the Daylight/Victory ore zone could provide the Barbrook plant with a readily accessible, additional source of higher than average grade ore.  As highlighted, development is currently in progress on 10 level to provide access to other known ore shoots which extend 110 vertical meters above 10 level at Barbrook.  To ensure continuity of the ore supply from the French Bob’s ore zone, development has already started on a decline shaft which will provide access to the French Bob’s zone below the 10 level elevation.  Further, the mine has also embarked on an aggressive development program to access the lower portions of the French Bob’s, Victory/Daylight, Crescent and Browns ore zones, and the newly discovered Tswala’s and Naude’s Strike, all part of the Barbrook’s existing underground infrastructure.

Caledonia intends, subject to a sustainable economic rand gold price and favourable Eersteling/Roodepoort exploration results to re-commence commercial production at Eersteling at some time in the future.

EXPLORATION AND PROJECT DEVELOPMENT

GOLD

Roodepoort

The near-surface Roodepoort Gold Property is located 22 kms. north east of the Eersteling Mine area and 8 kms. east of the Zandrivier mine area. Roodepoort is situated on an area of historical gold mining and an unusual (for South Africa) gold-bearing albitite intrusive (a hydrothermally altered granodiorite).  Grab samples have returned values of up to 2 g/t gold from pyritic portions of this unit and values greater than 16g/t gold from younger shear zones.

A diamond drill program, consisting of three angled (-45º) core holes, was completed during September. Although some results are interesting, the best intersections are 100m deep and were not repeated in the results from the other drill holes.  These intersections are believed to correspond to the down dip extension of a number of old workings to the east, whose workings extend to the 30m level. Based on the recent re-evaluation of the drill results. Caledonia now has concluded that the potential for an open-pit operation, based on reported gold mineralization in the albitite body, as previously envisaged requires further exploration.  However potential exists for narrower higher grade vein mineralization on this property, which will require further evaluation as a source of ore for the Eersteling metallurgical plant. Further compilation of previous data and assessment of the intersections made will be conducted. Evaluation is planned for 2005 to determine any further work on this property.  Drill sections and drill logs from this program can be found for the Roodepoort Project in the “Maps and Reports” section of the Caledonia website.

DIAMONDS

Kikerk Lake

The Kikerk Lake property consists of 15 mineral leases currently pending approval by the Nunavut Mining Recorder. These leases cover 38,738 acres (15,677 hectares).  In 2001 and 2002, Caledonia announced the discoveries of two diamondiferous kimberlites, “Potentilla” and “Stellaria”, on the Kikerk Lake property in Nunavut Canada, by its joint venture partner and operator of the property, Ashton Mining of Canada Inc. (“Ashton”).  The two kimberlite pipes are approximately 700 metres apart.  All remaining heavy mineral follow-up samples collected from six separate areas on the property during the 2003 summer season were processed during 2004 in Ashton’s laboratory.  A total of 361 heavy mineral samples were collected during July and August 2004 by Ashton. The sampling program had two objectives.  The first was to better define known indicator mineral trains or confirm isolated indicator anomalies. The second was to increase the sample density across the property in those areas of the property where sampling was considered inadequate to confidently assess mineral potential.  Results from this sampling program are expected by the end of the second quarter 2005.

Caledonia’s 17.5% share of this program is funded by Ashton.  Ashton holds a 52.5% interest, having incurred in excess of $750,000 in exploration expenditures on the property.  This interest can be increased to 59.5% if Ashton funds Caledonia’s share of the costs through to a completed feasibility study.  The remaining 30% interest is held by Stornoway Diamond Corporation.

Mulonga Plain

Caledonia has a joint venture agreement with BHP World Exploration Inc. and its affiliate Motapa Diamonds Inc., (“Motapa”) collectively known as "the BHP Entity", on the Mulonga Plain, Kashiji Plain and Lukulu licences in Western Zambia. Motapa is the project operator on behalf of the joint venture.  The BHP Entity is now vested with a 60% participating interest, with Caledonia holding a 40% interest.  In terms of the joint venture, the BHP Entity will continue to fund operations through the completion of a feasibility study at which point their interest will increase to 75%. Caledonia will then have various options including that of BHP funding the project through to commercial production.

The Mulonga Plain licence area is located in Western Zambia, between the Zambezi River and the Angolan border.  Previous work by Motapa has identified four discrete prospective areas within the licence area. The eastern portion of the Mulonga Plain anomaly has been identified as having a higher probability for an initial kimberlite discovery.  In November and December 2004 Motapa completed a 5,000 line kilometre airborne gravity and magnetic survey over this eastern area.  This survey information has been processed and has identified 71 potential targets for further follow-up.  This evaluation will form the basis for drill test work planned for mid-2005 and budgeted at US$520,000.

Kashiji Plain

This licence area is located in northwest Zambia, adjacent to the Angolan border.  Prior work by Motapa has recovered 22 microdiamonds in association with numerous kimberlitic ilmenites.  Field work in 2004 focused on follow-up sampling and ground geophysical work in two discrete areas of anomalous kimberlite indicator mineral and diamond recoveries.  In the Chundra Falls anomaly area, located in the northern portion of the Kashiji Plain, 33 heavy mineral samples, ranging in size from 1000 kg bulk macrodiamond samples to 5 kg infill samples were collected.  In late 2003, the joint venture added the Lukulu licence area to its land holdings.

The Lukulu licence consists of 1,900 km² and is immediately adjacent to the south-east portion of the Kashiji licence area.  During 2004 previous work, which has resulted in the recovery of anomalous diamond and kimberlitic ilmenites was followed-up by sampling and ground magnetic surveys. Results from the ground magnetic data and heavy mineral samples will determine the extent of drill test work that may be warranted in 2005.

Goedgevonden

Caledonia has a Prospecting and Option Agreement over the Goedgevonden diamond bearing kimberlite pipe located approximately 20 kilometres north of the Stilfontein gold mine in the Klerksdorp district of the North West Province in South Africa.  In early 2002, Caledonia signed Prospecting and Option Agreements over adjacent areas of interest, including the exploration rights to the Syferfontein kimberlite pipe that is located about 1 km north east of the Goedgevonden pipe and other adjacent areas of interest.

Previous prospecting activities carried out in the mid 1970’s on Goedgevonden indicated that the pipe is oval in shape and covers a surface area of approximately 27,000 square metres.  This work also confirms that the pipe was drill intersected at a depth of 425 metres, and that further down dip extensions remain undefined.  Previous drilling reported an average diamond content of 35 to 45 cpht, with one hole yielding 65 cpht.  A fair portion of the diamonds recovered from the drilling were gem quality with a notable tendency toward pink coloured diamonds.

In 2001, Caledonia conducted a stratagem geophysical survey prior to planning a preliminary drilling program in 2002.  The preliminary drilling program consisted of 7”, 8” and 12” diameter reverse circulation drill holes, the collection of the drill samples and diamond recovery.  Four holes were drilled in the centre of the pipe, three to a depth of 150 metres, and the other to 120 metres.  The three remaining holes were drilled to delineate the pipe in more detail.  All of the 7 holes drilled entered the kimberlite at a depth of about 6 metres, and the 4 centrally-located holes were stopped whilst still in the kimberlite.  A total of about 56 tonnes of drilling sample was collected and processed through a Van Eck and Lurie dense-media separation (“DMS”) plant and wet Sortex machine.  From the diamond recoveries it was confirmed that the Goedgevonden pipe was diamondiferous, and sufficient gem-quality diamonds were recovered to warrant a larger bulk sample.  Geological interpretive work was completed during 2003 but there was no exploration activity on this property during 2004 as corporate resources were concentrated on Caledonia’s other projects which are considered as being of higher priority in adding shareholder value.

PLATINUM

Rooipoort

In 2002, Eersteling acquired the Rooipoort Platinum Prospect from Anglo Platinum. The property is located approximately 30 km southwest of the Eersteling Gold Mine property and is located in an area that is presently undergoing a surge in platinum group metal exploration along a well mineralised feature known as the “Platreef”.  To date Caledonia has drilled a total of 11,005 meters on the Rooipoort Platinum Exploration Project to complete Phases 1 and 2 of this exploration program. A total of 624 metres has been completed of a proposed initial 3,250 metre drilling programme to outline an indicated resource on the property.

Initial exploration results indicate that there is PGM and base metal (nickel and copper) mineralization in most of the holes drilled to date over a 6 km strike length. A provisional interpretation of the drill results indicates that the northern and extreme southern portions of the Rooipoort property are most prospective for mineralization at even shallower depths. Future exploration activity will be concentrated in these areas and in the Grasvally property following receipt of the prospecting permit.

At the end of 2004, flotation amenability test work was performed at the SGS Lakefield laboratories in Johannesburg, South Africa on mineralized composite samples from 5 lithological units prepared from the diamond drill-hole cores to verify the flotation amenability of the ore. The tests included milling and basic flotation to produce a flotation concentrate. The tests indicated that from each of the 5 mineralized zones,  a re-cleaner flotation concentrate of low mass recovery can be produced that contains medium to high recovery of the platinum, palladium, gold, copper and nickel . This initial test work indicates that a simple metallurgical process route could process a flotation concentrate from a high-tonnage lowish-grade feed ore from an open-pit ore source.

In 2004 Caledonia purchased and acquired prospecting rights over an additional 342 hectares on the farm Grasvally, immediately adjacent and to the south of the Rooipoort property. On March 11, 2005 Caledonia’s application for the necessary Prospecting Permit from the Department of Minerals and Energy, which was filed on April 23, 2004, was refused on the grounds only of not having a shareholders agreement in place with a black economic empowerment partner. Caledonia believes that this refusal has no basis in law and continues to actively pursue this permit by all available means. Exploration drilling in this area will commence once the necessary exploration permits are issued by the South African Department of Minerals and Energy.

Maps and drill logs for the “Rooipoort Platinum Project” shown on Caledonia’s website provide an appreciation of the exploration activity that has been carried out on the Rooipoort property.

BASE METALS

Nama

Caledonia Nama Limited, a wholly owned subsidiary of Caledonia, holds five contiguous exploration licences in northern Zambia which host open-pittable near-surface low grade cobalt /copper mineralization.  The 2001/2002 soil-sampling program carried out jointly by Caledonia and BHP Billiton was completed over the majority of the remaining licence area.  This program identified a number of high priority anomalous targets within the required geological setting.  These targets should be followed up in the search for the suspected presence of larger, deeper, sulphide ore bodies.   With the recent substantial increase in the price of copper, Caledonia will search for joint venture partners for the exploration of the potential deeper sulphide-ore zones.

In the second quarter of 2004 a mini bulk sample was excavated at Nama and underwent successful screening tests and heavy media/gravity separation tests in South Africa. Following encouraging results, it is now planned to excavate a larger tonnage sample, in conjunction with a cobalt end-user, which will be screened and processed on site to produce a suitable cobalt concentrate for testing through a Zambian smelter. If the test, which is planned for 2005, is successful and satisfactory economic terms are obtained, it is expected that a long-term supply contract for the Nama cobalt/copper concentrate will be negotiated with a smelter or other end users.

Kadola

This large exploration property consisting of three contiguous licence areas was previously joint ventured with Cyprus Amex and is prospective for copper and cobalt. With the recent substantial increase in the price of copper, Caledonia will search for joint venture partners for the exploration of the copper/cobalt potential of Kadola.

The Kadola properties also include the Eureka gold/copper/pyrite anomaly. With the significant increase in the price of gold and copper, this project area will be re-evaluated for either joint-venture or for further work by Caledonia.

OUTLOOK

The outlook for the aforementioned exploration properties is difficult to quantify.  Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  Caledonia manages this risk by using well-qualified exploration professionals, senior mining company joint venture partners and by exploring in areas which are considered as having a better than average potential for discovery.  The recent “across-the-board” increases in the prices of precious and base metals should improve exploration expenditures of the major mining companies and could improve the likelihood of Caledonia negotiating joint ventures agreements for its remaining wholly-owned exploration properties.

STRATEGIC ALLIANCES

Exploration is a high-risk, high-cost but potentially high-reward business.  Caledonia’s strategy in this area is to position itself to participate in a significant part of the “reward” through joint venture interests in order to minimize early exploration costs.  Details of the strategic alliances with joint venture partners have been discussed above.

Caledonia currently has two joint venture interests in place, each of which is presently conducting aggressive diamond exploration programmes.  Caledonia intends to continue to focus its exploration activities of prospective properties by developing the properties through strategic alliances with senior producers.

ENVIRONMENTAL POLICY

Caledonia is committed to maintain the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment.

Caledonia and its subsidiaries operate under Caledonia’s Environmental Policy that encompasses the following:

  Caledonia directs its employees and its subsidiary companies to conduct their exploration and operations activities in a professional, environmentally responsible manner, in compliance with all applicable legislation and policies in the jurisdictions in which they undertake business.

  Caledonia liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of Caledonia’s activities in relation to environmental protection.

  Caledonia is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

  Caledonia on a regular ongoing basis monitors its environmental protection management programs to ensure their compliance with the applicable regulatory requirements.

It is the responsibility of all the employees of Caledonia and its subsidiaries to carry out their employment activities in accordance with this code of practice. Operational line management has the direct responsibility for regular environmental protection management.

INVESTING

During 2004 Caledonia invested $3.8 million on capital assets and mineral properties as compared to $2.3 million in 2003.  The majority of the $3.8 million invested in 2004 was spent in South Africa on Barbrook, Eersteling, Rooipoort and Roodepoort.

FINANCING

During the year, $14.3 million was raised from private placements, exercise of warrants and options as compared to $9.5 million in 2003 and $5.2 million in 2002 (all net of issue costs).  The increased financing level reflects improving investor confidence in gold mining and exploration companies in general.

The majority of these funds will be used to finance the improvements in the processing of gold ore at Barbrook and exploration activity on the Company’s most prospective projects.

Caledonia and its subsidiaries are completely debt-free.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2004 the Company had working capital of $6.4 million as compared to $3.8 million at December 31, 2003 and $0.8 million at December 31, 2002.   Cash and short term deposits increased from $4.2 million at the end of 2003 to $6.5 million at December 31, 2004.

During 2004, Caledonia raised $13.3 million in equity financing net of expenses from a private placement by issuing 45,388,175 common shares and $0.8 million from the exercise of 3,449,114 common share purchase warrants and options.  Details of financing activities are presented in note 4 (b) of the notes to the consolidated financial statements.  During 2005 it is expected that further cash requirements of Caledonia will be met from equity financing activity in conjunction with the proposed listing on the Alternate Investment Market of the London Stock Exchange, and cash flow from gold production at Barbrook.

The following table summarizes cash flows and cash on hand ($ thousands):

	2004	2003	2002
Cash	$6,470	$4,179	$1,864
Working capital	6,419	3,783	758
Debt	-	-	-
Cash provided (used) by operating activities	(8,210)	(4,848)	(2,320)
Cash provided (used) by investing activities	(3,813)	(2,279)	(692)
Cash provided (used) by financing activities	14,314	9,442	4,786

USES OF LIQUIDITY

It is the belief of Caledonia that the planned financing activity discussed in the previous paragraph will sustain Caledonia for 2005 and into the year 2006.  The anticipated increase of gold production at Caledonia’s Barbrook Mine will also generate cash flow in 2005.  However, if funds fall short of requirements, Caledonia will undertake financing options such as private placements with private investors, and if this is still insufficient for its needs, will investigate either project joint ventures or project bank funding.   The funds raised by the 2004 financing have been and will be used mainly by Caledonia on its exploration, development and production activities such as:

  at Barbrook by developing access to ore resources below the 10 level and to the east along strike, providing continuity of the mining operations, making capital additions to the Barbrook metallurgical plant, such as a Biox® circuit;

  by further drilling/possible bulk sampling and processing of material from Caledonia’s Goedgevonden Diamond Project;

  by further drilling at Caledonia’s Rooipoort Platinum Project;

  by further bulk sampling and concentration test work on Caledonia’s Nama Cobalt/Copper Project; and

  by further exploration in respect of the Eersteling Mine to establish the prospects of re-opening it.

The funds raised will be sufficient to move forward with the direct development of the above assets if the projects are proven to be economically and technically justified.  The Mulonga Plain joint venture with the BHP Entity is subject to joint venture agreements and is fully funded by the joint venture partner through to commercial production. Similarly the Kikerk Lake joint venture with Ashton Mining is fully funded by Ashton. Caledonia continues to actively review the benefits, to Caledonia and its shareholders, of seeking new joint venture partners for most, if not all of its exploration properties.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company does not have any significant long-term contractual obligations or commercial commitments other than its responsibilities pursuant to two joint venture agreements discussed elsewhere in this document, except as given below.

Contractual Obligations ($000’s)	Total	Less than 1 year	1 to 5 years	After 5 years

Purchase Obligations	$320	$52	$268	$ 0

The above relates to the South African head office. The company has minor obligations in respect of licence fees for its exploration and mining properties some of which are paid by Caledonia’s joint venture partners.

QUARTERLY DATA (unaudited)

Selected Financial Highlights - 2004

$000’s except per share amount	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Balance Sheet
Current assets	$11,621	$13,022	$9,753	$7,481	$7,481
Capital assets	8,484	9,411	9,731	7,158	7,158
Mineral properties	7,395	7,891	8,454	8,948	8,948
Shareholders’ equity	25,362	28,882	26,646	22,181	22,181
Operations
Revenue	140	30	202	469	841
Operating costs	1,315	1,396	2,054	1,686	6,451
Costs and expenses (1)	563	69	398	3,352	4,382
Net (loss) for the period	(1,725)	(1,435)	(2,250)	(4,569)	(9,979)
Net (loss) per share (2)	(0.007)	(0.005)	(0.008)	(0.015)	(0.034)

Selected Financial Highlights – 2003(4)

$000’s except per share amount	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Balance Sheet
Current assets	$2,938	$1,133	$4,623	$4,573	$4,573
Capital assets	7,899	7,909	8,123	7,666	7,666
Mineral properties	15,915	15,960	16,070	7,212	7,212
Shareholders’ equity	24,454	23,057	26,656	17,651	17,651
Operations
Revenue	53	-	259	334	646
Operating costs	72	1,232	921	1,405	3,630
Costs and expenses (3)	189	174	410	10,777	11,550
Net (loss) for the period	(208)	(1,406)	(1,072)	(11,810)	(14,496)
Net (loss) per share (2)	(0.001)	(0.006)	(0.004)	(0.052)	(0.062)

(1)

Includes a write down of mineral rights and capital assets at Eersteling in South Africa in the fourth quarter of $1,062

(2)     Represents basic and fully diluted loss per share, in $ per share

(3)     Includes a write down of mineral properties in Zambia and South Africa in the fourth quarter of $9,759

(4)

Restated for the adoption of the Asset Retirement Obligation change in accounting policy.

The fluctuation in operating costs through the year related primarily to variations in activities at Barbrook as various modifications were made to the gold-recovery plant.  The revenue increase in the last quarter is from the increase in gold production at Barbrook. The significant reduction in carrying value of capital assets and mineral properties is explained in Notes (1) and (3). Gold production at Barbrook remained below target, due to poor metallurgical recoveries, despite an improvement during the second half of the year. Further laboratory and pilot plant test work is continuing into 2005 to ensure sustainable higher recoveries. A significant increase in gold recovery was obtained in February 2005 and is continuing into March.

CRITICAL ACCOUNTING POLICIES

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. Estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. The Company’s accounting policies are those that affect the Consolidated Financial Statements and are summarized under the “Summary of Critical Accounting Policies”.  The critical accounting policies include accounting for foreign currency translation, capitalization of exploration expenditures and the recognition of impairment of those assets.

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned. Based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Company.

A significant portion of the Company’s assets and liabilities are denominated in South African rand.  Fluctuations in the value of the rand relative to the Canadian dollar could have a significant impact on results of operations.  Exchange gains or losses arising from the translation of South African assets and liabilities are reflected through the income statement in the period in which they occur.

CHANGES IN CANADIAN ACCOUNTING RECOMMENDATIONS

2002

During 2002, the Company chose to present the impact of stock-based compensation as pro-forma information in the notes of the financial statements.

2003

Effective January 1, 2003, the Company adopted the new recommendations of the CICA in Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Section 3870 is applied prospectively to all stock-based payments granted on or after January 1, 2003.  The Company has chosen to reflect the stock-based compensation as an expense in the statement of operations from that date.

Effective January 1, 2003, the Company adopted a new accounting standard of the CICA in respect of the impairment or disposal of long-lived assets. During the year, the Company reviewed the carrying value of numerous long-lived assets under the new standard resulting in the recording of valuation adjustments as disclosed in Note 3 of the financial statements.

2004

The Company has adopted the accounting guidelines issued by the CICA in respect of hedging relationships for Canadian reporting purposes. The new guidelines will be applied at such time as Caledonia undertakes any hedging contracts.  The Company does not anticipate that the new guidelines will have a material effect on the results of operations and financial condition.

Effective January 1, 2004, the Company has adopted CICA 1100, Generally Accepted Accounting Principles. CICA 1100 describes what constitutes Canadian GAAP and its sources.  The Company does not anticipate that this will have a material effect on the results of operations and financial condition.

Effective January 1, 2004, the Company has adopted the new CICA rules concerning the accounting for asset retirement obligations.  The adoption of this rule will bring Canadian and US GAAP into alignment. For Canadian reporting purposes the new rules have been adopted retrospectively to 1st January 2002.

SUPPLEMENT TO THE FINANCIAL STATEMENTS

As at March 18, 2005 the following equity instruments were outstanding:

301,112,286 common shares and the following options and warrants:

Number	Description	Exercise Price	Validity
17,108,700	Common share purchase options	Average $0.22	Various until February 1, 2015
13,797,765	Common share purchase warrants	$0.55	Until September 29,2005
9,905,489	Common share purchase warrants	$0.55	Until October 5, 2005
1,983,091	Common share purchase warrants	$0.55	Until October 13, 2005
1,546,564	Common share purchase warrants	$0.55	Until October 26,2005

FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles applied in Canada and, where appropriate, reflect management’s best estimates and judgement. The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three unrelated directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, BDO Dunwoody LLP, in accordance with generally accepted auditing standards in Canada and the standards of the Public Accounting Oversight Board (United States).  The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements

(signed)

           (signed)

S. E. Hayden

M. D. Tombs

President and Chief Executive Officer

Vice-President, Finance and Chief Financial Officer

Auditors’ Report

To the Shareholders of

Caledonia Mining Corporation

We have audited the consolidated balance sheets of Caledonia Mining Corporation as at December 31, 2004 and 2003 and the consolidated statements of deficit, operations and cash flow for each of the years in the three year period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flow for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Ontario

February 11, 2005

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the summary of significant accounting policies.  The United States reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving asset retirement obligations, stock based compensation and impairment of long lived assets described in the summary of significant accounting policies, have a material effect on the consolidated financial statements. Our report to the shareholders dated February 11, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Toronto, Ontario

February 11, 2005

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

December 31	2004	2003
Assets

Current
Cash and short term deposits	$6,470	$4,179
Accounts receivable	316	178
Inventories	508	86
Prepaid expenses	187	130
	7,481	4,573
Investment at cost (Note 1)	79	79
Capital assets (Note 2)	7,158	7,666
Mineral properties (Note 3)	8,948	7,212
	$23,666	$19,530

Liabilities and Shareholders’ Equity
Current
Accounts payable	$1,062	$790

Provision for site restoration	423	353
	1,485	1,143
Non-controlling interest (Note 13)	0	736
	1,485	1,879

Shareholders’ Equity
Share capital (Note 4(b))	173,304	159,151
Contributed surplus (Note 4 (c))	480	285
Warrants (Note 4 (b))	321	160
Deficit	(151,924)	(141,945)
	22,181	17,651
	$23,666	$19,530

On behalf of the Board:

(signed)       J.Johnstone

                   Director

(signed)        F.C.Harvey

                   Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Consolidated Statements of Deficit

(in thousands of Canadian dollars)

For the years ended December 31	2004	2003	2002
Deficit, beginning of year	($141,945)	($127,449)	($123,003)
Net (loss) for the year	(9,979)	(14,496)	(4,446)
Deficit, end of year	($151,924)	($141,945)	($127,449)

Consolidated Statements of Operations

(in thousands of Canadian dollars except share and per share amounts)

For the years ended December 31	2004	2003	2002
Revenue and operating costs
Revenue from sales	$841	$646	$27
Operating costs	6,451	3,630	145
Gross profit (loss)	(5,610)	(2,984)	(118)

Costs and expenses
General and administrative	1,984	1,276	1,540
Interest	175	127	29
Amortization	800	438	16
Other expense (income) (Note 7)	361	(50)	166
Write down of mineral properties	1,062	9,759	2,590
	4,382	11,550	4,341

(Loss) before non-controlling interest	(9,992)	(14,534)	(4,459)
Non-controlling interest	(13)	(38)	(13)
Net (loss) for the year	($9,979)	($14,496)	($4,446)

Net (loss) per share (Note 6)
Basic and fully diluted	($0.034)	($0.062)	($0.023)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

For the years ended December 31	2004	2003	2002
Cash provided by (used in)

Operating activities
Net (loss) for the year	($9,979)	($14,496)	($4,446)

Adjustments to reconcile net cash from operations (Note 8)	2,114	10,289	2,599

Changes in non-cash working capital balances ( Note 8)	(345)	(641)	(473)

(8,210)	(4,848)	(2,320)

Investing activities
Purchase of investment	-	-	(79)
Expenditures on capital assets and mineral properties	(3,813)	(2,279)	(613)
	(3,813)	(2,279)	(692)

Financing activities
Loan payable	-	(69)	(388)
Issue of share capital net of issue costs	14,314	9,511	5,174
	14,314	9,442	4,786

Increase in cash for the year	2,291	2,315	1,774
Cash and cash equivalents, beginning of year	4,179	1,864	90
Cash and cash equivalents, end of year	$6,470	$4,179	$1,864

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

December 31, 2004, 2003 and 2002

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

The Company’s consolidated subsidiaries (all 100% owned) are Barbrook Mines Limited  ("Barbrook"), Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling") Greenstone Management Services (Proprietary) Limited, Fintona Investments (Proprietary) Limited, Maid O’ Mist (Proprietary) Limited, Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts and money market funds.

Inventories

Inventories are stated at the lower of cost, which is determined on the first-in, first-out basis, and net realizable value.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the significant risks and rewards of ownership are transferred to the buyer and collection is reasonably assured.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

December 31, 2004, 2003 and 2002

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook continues to undertake activities to re-establish commercial operations and has been presented as a producing asset in these financial statements for 2004 and 2003. As of December 31, 2002, the Company did not have any producing capital assets.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  During non-producing periods, no amortization is recorded.

At the time of commercial production, the assets are reclassified as producing and amortized in the manner described above.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.  Barbrook continues to undertake activities to re-commence commercial operations and has been presented as a producing asset in these financial statements for both 2004 and 2003.  For the 2002 fiscal year the Company did not have any producing mineral properties.

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

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

December 31, 2004, 2003 and 2002

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only the expenditures on the properties incurred by the Company are reflected in these financial statements.

Foreign Currency Translation

Balances of the Company denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)        monetary assets and liabilities at period end rates;

(ii)       all other assets and liabilities at historical rates; and

(iii)      revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.  Gains and losses arising on translation of long term foreign currency denominated liabilities at each year end are reflected in income.

Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Change in Accounting Policies

(a) Asset Retirement Obligations

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants Standard 3110, “Asset Retirement Obligations” This standard requires that a liability for retirement obligations to be settled as a result of an existing law, regulation or contract be recognized when incurred and recorded at fair value on a retroactive basis. The new standard has been applied retroactively to January 1, 2002, and results previously reported have been restated as necessary.

	2003	2002
(Loss) for the period previously reported	(14,556)	(4,331)
(Loss) for the period restated	(14,496)	(4,446)
Basic and fully diluted earnings per share previously reported ($)	(0.063)	(0.023)
Basic and fully diluted earnings per share restated ($)	(0.062)	(0.023)
Total shareholder equity previously reported	17,182	22,151
Total shareholder equity restated	17,651	22,560
Total assets previously reported	19,335	24,767
Total assets restated	19,530	24,969

The restatement has resulted in the following notable adjustments (in thousands of Canadian Dollars)

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

December 31, 2004, 2003 and 2002

(b)

Stock Based Compensation

The Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) for the accounting of stock-based compensation expense effective January 1, 2002 on a prospective basis.  Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested using the fair value method estimated by using the Black-Scholes Option Pricing Model.

During 2002, the Company reported compensation expense associated with stock options granted to directors, officers and employees as pro-forma information in Note 4 (c).  Effective January 1, 2003, the Company commenced recording compensation expense for stock options granted to directors, officers and employees in the Consolidated Statements of Operations.

Any consideration paid by directors, officers, employees and non-employees on exercise of stock options or purchases of shares is credited to share capital.

(c)

Impairment of Long-lived Assets

Effective January 1, 2003, the Company adopted the new accounting standard of the CICA in respect of the impairment or disposal of long-lived assets.  The new standard requires that a fair value determination be made for long-lived assets.  During the year, the Company reviewed the carrying value of numerous long-lived assets under the new standard resulting in the recording of valuation adjustments.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

1.

Investment at Cost

On May 9, 2002 the Company participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) in an amount of US$50 ($79 Canadian).  The shares of Motapa are listed on the TSX Venture Exchange in Canada.  Motapa Diamonds Inc. is participating in a strategic alliance with the Company on the Mulonga Plain diamond exploration project in Zambia.

2.

Capital Assets

	2004
	Cost (1)	Accumulated Amortization	Net Book Value
Land - plant sites	$1,541	$ -	$1,541
Plant and equipment
- producing (2)	4,967	497	4,470
- non-producing (3)	887	-	887
Office equipment	869	786	83
Vehicles	451	274	177
	$8,715	$1,557	$7,158

	2003
	Cost (1)	Accumulated Amortization	Net Book Value
Land - plant sites	$1,833	$ -	$1,833
Plant and equipment
- producing (2)	4,529	451	4,078
- non-producing (3)	1,596	-	1,596
Office furniture	771	749	22
Vehicles	395	258	137
	$9,124	$1,458	$7,666

(1)

Cost is comprised of the original cost of the asset, less previous write downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations.

(2)

The producing plant and equipment in 2004 and 2003 relates to the Barbrook operation.

(3)

The net book value of non-producing plant and equipment at December 31, 2004 represents Eersteling.

The recoverability of the carrying amount of the Barbrook capital assets is dependent upon the availability of sufficient funding, the ability of the Company to bring the property into production, the price of gold, the exchange rate of the South African rand relative to the US dollar and the undertaking of a profitable mining operation. The recoverability of the carrying amount of the Eersteling capital assets is dependent upon the availability of sufficient funding to bring the property into profitable production or the value realized from the possible disposal of the assets.  As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

3.

Mineral Properties

	2004
	Cost (1)	Accumulated Amortization	Net Book Value
Producing:
Barbrook, South Africa - gold property	$6,132	$646	$5,486
Non-producing – care and maintenance:
Eersteling, South Africa - gold property	-	-	-
Non-producing - exploration:
Rooiport and Roodeport, South Africa	1,671	-	1,671
Nunavut, Canada	750	-	750
Zambia	1,041	-	1,041
	$9,594	$646	$8,948

	2003
	Cost (1)	Accumulated Amortization	Net Book Value
Producing:
Barbrook, South Africa - gold property	$4,692	$17	$4,675
Non-producing – care and maintenance:
Eersteling, South Africa - gold property	810	67	743
Non-producing - exploration:
Nunavut, Canada	750	-	750
Zambia	1,044	-	1,044
	$7,296	$84	$7,212

(1)

Cost is comprised of the original cost of the asset, less previous write downs, removal of cost for disposals and government grants.

The Company has entered into strategic alliances with third parties on a Canadian property and a Zambian property valued at $750 and $1,041 respectively.  The third parties may earn varying percentage interests in these properties by carrying out exploration work on the properties.

The recoverability of the carrying amount of the Canadian, South African and Zambian mineral properties is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations.  As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

4.

Share Capital

(a)

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares
Balance, December 31, 2001	165.202,115	$143,986
Issued pursuant to private placements	27,409,655	4,023
Warrants exercised	18,018,000	1,474
Shares Issued for debt – note (2)	1,165,500	140
Balance, December 31, 2002	211,795,270	149,623
Issued pursuant to private placements	25,280,000	5,674
Warrants exercised	15,093,252	3,814
Shares issued from exercise of stock options	106,475	40
Balance, December 31, 2003	252,274,997	$159,151
Issued pursuant to private placements	45,388,175	13,392
Warrants exercised	3,449,114	761
Balance, December 31, 2004	301,112,286	$173,304

(1)

On April 12, 2002, the Company completed a private placement for proceeds of $3,000 comprised of gross cash consideration of $2,500 and the retirement of debt of $500.  The issue price was $0.145 per unit, each unit being comprised of one common share and one half common share purchase warrant exercisable at $0.195 per whole common share purchase warrant for a period of two years from the issue date.  A total of 20,689,655 shares were issued pursuant to the private placement of which 3,448,029 were issued for the retirement of debt.  Share issue costs of $328 for the private placement have been charged to share capital.  In addition, whole broker warrants in the amount of 1,724,163 were issued exercisable at $0.195 per warrant.  A value of $0.06 per warrant was assigned to the broker compensation warrants for a total consideration of $103.

(2)

A loan convertible into common shares of the Company was redeemed and converted during the third quarter of 2002 into 1,165,500 common shares valued at $140.

(3)

During December 2002, the Company commenced a private placement to raise $3,000.  As at December 31, 2002 the first closing raised gross proceeds of $1,680 resulting in the issuance of 6,720,000 common units.  The balance of the offering was received on January 6, 2003 upon completion of the second closing (see (4) below).  A total of 12 million units priced at $0.25 per unit were subscribed for both closings.  Each unit consisted of one common share and one half common share purchase warrant.  Each full warrant entitled the holder to purchase one common share at a price of $0.33 for a period of one year from the date of issue.  Share issue costs for the first closing of $152 have been charged to share capital in 2002.  A total of 672,000 broker warrants were issued on behalf of the first closing under the same terms and conditions as noted above.  A value of $0.11 per warrant was assigned to broker compensation warrants for a total consideration of $74.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

4.

Share Capital (continued)

(4)

On January 6, 2003, the Company concluded the private placement described above with the second closing for gross proceeds of $1,320 resulting in the issuance of 5,280,000 units.  A further 528,000 broker warrants were issued under the same terms and conditions as noted above.  A value of $0.11 per warrant was assigned to the broker compensation warrants for total consideration of $58.  Share issue costs associated with the second closing have been charged to share capital in 2003 in an amount of  $119.

(5)   During the third quarter of 2003, the Company concluded a private placement financing for $5,000 gross proceeds comprised of 20,000,000 units.  Each unit is comprised of one common share and one half common share purchase warrant issued at $0.25 per unit.  In addition, a total of 2,000,000 whole broker warrants were issued with each warrant exchangeable for one whole common share.  Whole warrants are exchangeable for shares at $0.35 per share for a period of eighteen months from the date of closing.  The 2,000,000 broker compensation warrants issued upon closing were assigned a value of $0.08 per warrant for total considerations of $160.  Share issue costs of $544 have been charged to share capital.

(6)

During the first half of 2004, Caledonia raised a gross amount $14,978 from a private placement by the issuance of 45,388,175 units consisting of one common share and one-half common share purchase warrant.  Each unit is priced at $0.33 per unit and the common share purchase warrants are exercisable for one common share at $0.55 per whole warrant for a period of eighteen months from the date of issuance.

The private placement agents were paid a commission of 9% of the gross proceeds raised and whole common share purchase warrants equal to 10% of the total units sold.  The agent compensation warrants are exercisable for one common share at $0.55 per warrant for a period of eighteen months from the date of issuance.  A total of 4,538,818 agent compensation warrants were issued at an assigned value of $161 .  Cash commissions and expenses paid amounted to $1,425.

(7)

The fair value of the warrants noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Risk-free interest rate	2.25%	3.63%	3.63%
Expected dividend yield	nil	nil	nil
Expected stock price volatility	64-65%	48%	48%
Expected option life in years	1	1	1

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

4.

Share Capital (continued)

(c)

Stock Option Plans and Stock-Based Compensation

The Company has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers.  Under the Plans, as at December 31, 2004, the Company has the following options exercisable and outstanding:

Number of Options	Exercise Price	Expiry Date
410,700	$ 0.750	April 28, 2005
813,000	$ 0.330	February 9, 2008
9,950,000	$ 0.235	April 24, 2012
225,000	$ 0.345	June 2, 2012
500,000	$ 0.280	November 4, 2013
1,010,000	$ 0.260	April 29, 2014
200,000	$ 0.260	August 15, 2014

The continuity of the options granted, exercised and cancelled under the Plans during 2004 and 2003 are as follows:

	Number of Options	Weighted Avg. Exercise Price
Options outstanding at December 31, 2001	2,565,800	$0.48
Options granted	10,225,000	$0.24
Options cancelled	(110,000)	($0.33)
Options outstanding at December 31, 2002	12,680,800	$0.29
Granted	500,000	$0.28
Exercised	(106,475)	($0.38)
Cancelled or expired	(1,175,625)	($0.50)
Options outstanding at December 31, 2003	11,898,700	$0.26
Granted	1,210,000	$0.26
Options outstanding at December 31, 2004	13,108,700	$0.26
Options exercisable at December 31, 2004	12,910,700	$0.26

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2004 there are 12,220,625 stock options available to grant

Effective January 1, 2003 the Company commenced recording compensation expense on a prospective basis  in the Consolidated Statements of Operations for stock options granted to directors, officers and employees using the fair value method.  During 2004, stock option expense of $195 for the grant of 1,210,000 options was charged to expense and credited to contributed surplus.  During 2003 stock option expense of $76 was recorded in respect of 500,000 stock options granted. Of the stock options granted to directors in 2002, an amount of 1,000,000 options were granted

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

4.

Share Capital (continued)

as compensation for legal services.  The fair value assigned to the options granted for legal services amounted to $209 and the amount was recorded as an expense and credited to contributed surplus.  The fair value of the remaining 9,225,000 stock options granted in 2002 was valued at $1,916 and disclosed as pro-forma information as noted below. For the year ended December 31, 2001, no stock options were granted to directors, officers and employees.

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended  December 31, 2004, 2003 and 2002.

	2004	2003	2002
Risk-free interest rate	2.25%	3.63%	3.63%
Expected dividend yield	Nil	nil	nil
Expected stock price volatility	100-113%	48%	48%
Expected option life in years	3	3	3

The pro-forma effect on net loss and loss per share for the period ended December 31, 2002 of the actual results had the Company accounted for the 9,225,000 stock options granted to directors, officers and employees using the fair value method is as follows:

Net loss for the period

Reported

$4,446

Compensation expense

$1,916

Pro-forma

$6,362

Basic loss per share

Reported

$ 0.023

Pro-forma

$ 0.033

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(d)

Warrants

The Company has issued the following common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2004:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
12,000,000	1 for 1	$0.350	February 6, 2005
7,467,319	1 for 1	$0.550	September 29, 2005
19,765,590	1 for 1	$0.550	October 26, 2005

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

4.

Share Capital (continued)

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2001	17,000,000
Issued pursuant to private placements	13,704,828
Issued to Broker	2,396,163
Issued for conversion of debt	291,375
Exercised	(18,018,000)
Outstanding December 31, 2002	15,374,366
Issued pursuant to private placements	12,640,000
Issued to Broker	2,528,000
Exercised	(15,093,252)
Outstanding December 31, 2003	15,449,114
Issued pursuant to private placements	22,694,091
Issued to Broker	4,538,818
Exercised	(3,449,114)
Outstanding December 31, 2004	39,232,909

5.

Income Taxes

The Company’s effective tax rate, which differs from the combined federal and provincial statutory income tax rates, may be reconciled as follows:

2004

2003

2002

	$	%	$	%	$	%
Basic rate applied to pre-tax income (loss)	(3,609)	(36.12)	(5,319)	(36.6)	(1,721)	(38.6)
Losses and other benefits not recognized	3,609	36.12	5,319	36.6	1,721	38.6
	-	-	-	-	-	-

The Company and its subsidiaries have non-capital losses of approximately $35,123 which may be carried forward to reduce future taxable income.  The right to claim non-capital losses of $1,584, $18,984, $3,611, $142, $611, and $10,191 expires in 2011, 2010, 2009, 2008, 2007 and 2005 respectively.  The Company also has approximately $70,713 in capital losses which can be applied to reduce future capital gains.  The right to claim these capital losses is carried forward indefinitely but can only be claimed against capital gains.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

5.

Income Taxes (continued)

The Company also has the following expenses which are available to be applied against future income for income tax purposes:

Canadian exploration and development expenses	$7,560
Foreign exploration and development expenses	$1,812

A valuation allowance had been recorded to offset the benefit of these non-capital losses and expenses in these consolidated financial statements as the realization thereof is not considered likely.

6.

Net (Loss) Per Share

The net (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 289,843,080 (2003 – 232,280,330;  2002 – 190,296,440).  Under the treasury method of calculating fully diluted income per share, exercise of the outstanding stock options and warrants would be anti-dilutive in 2004, 2003 and 2002.

7.

Other Expense (Income)

Other expense (income) is comprised of the following:

	2004	2003	2002

Investment income	($152)	($51)	($7)
Oil and gas net income	-	-	(7)
Foreign exchange (gain) loss	513	1	180
	$361	($50)	$166

8.

Statement of Cash Flow

Items not involving cash are as follows:

	2004	2003	2002
Amortization	$800	$438	$16
Write down of mineral properties and capital losses	1,062	9,759	2,590
Provision for site restoration	70	54	(203)
Non-controlling interest	(13)	(38)	(13)
Option grant expensed	195	76	209
	$2,114	$10,289	$2,599

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

8.

Statement of Cash Flow (continued)

The net changes in non-cash working capital balances for continuing operations are as follows:

	2004	2003	2002
Accounts payable	$272	($477)	($337)
Accounts receivable	(138)	(65)	(24)
Inventories	(422)	(86)	-
Prepaid expenses	(57)	(13)	(112)
	$(345)	($641)	($473)

Additional cash flow information:

In 2002, the Company issued 4,163,529 shares to settle loans payable of $640.

9.

Financial Instruments

Unless otherwise noted, it is the opinion of management that the Company is not exposed to significant interest rate or credit risks arising from its financial instruments.  A significant portion of the Company’s assets and liabilities are denominated in South African rand.  Fluctuations in the value of the rand relative to the Canadian dollar could have a significant impact on the results of operations.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Company does not use any derivative instruments to reduce its foreign currency risks.

10.

Related Party Transactions

The Company had the following related party transactions:

	2004	2003	2002
Management and administrative services paid or accrued to a company which employs the Company’s President	$225	$180	$180
Interest paid to the Corporation’s President(1)	127	-	-
Rent paid to a company owned by members of the President’s family	83	78	63
Interest paid to a company owned by members of the President’s family(2)	23	-	-
Sale of a motor vehicle to the President at a market-related price	114
Purchase of a motor vehicle from the President at a market-related price	16

(1)  In prior years the President delayed submitting regular expense claims due to the Corporation’s cash situation. During 2004 all outstanding claims were submitted and the amount due, including interest at market-related rates, was paid to him.

(2)  In prior years office rental payable to a company owned by members of the President’s family was not    always paid.  During 2004 all outstanding amounts were paid, including interest at market-related rates.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

10.

Related Party Transactions (continued)

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Company has the following related party balances:

	2004	2003	2002
Included in accounts payable
- owing to a company that employs the Company’s President	$ -	$55	$296
- owing to the Corporation’s President	3	-	-
- owing to directors/officers for unpaid salaries	-	112	556

11.

Segmented Financial Information

The Company has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Company’s operating segments have been identified based on geographic areas as follows:

	For the year ended December 31, 2004
	Corporate	South Africa	Zambia	Total
Revenue from sales	$ -	$841	$ -	$841
Operating costs	-	(6,451)	-	(6,451)
General and administrative	(1,676)	(308)	-	(1,984)
Interest	-	(175)	-	(175)
Amortization	-	(800)	-	(800)
Other income (expense)	5	(366)	-	(361)
Write down of mineral properties	-	(1,062)	-	(1,062)
(Loss) before the undernoted	(1,671)	(8,321)	-	(9,992)
Non-controlling interest	-	13	-	13
Net income (loss) for the year	(1,671)	(8,308)	-	(9,979)
Identifiable assets	7,181	15,395	1,090	23,666
Expenditures on capital assets & mineral properties	$ -	$3,813	$0	$3,813

	For the year ended December 31, 2003
	Corporate	South Africa	Zambia	Total
Revenue from sales	$ -	$646	$ -	$646
Operating costs	-	(3,630)	-	(3,630)
General and administrative	(1,276)	-	-	(1,276)
Interest	-	(127)	-	(127)
Amortization	-	(438)	-	(438)
Other income (expense)	(26)	76	-	50
Write down of mineral properties	-	(225)	(9,534)	(9,759)
(Loss) before the undernoted	(1,302)	(3,698)	(9,534)	(14,534)
Non-controlling interest	-	38	-	38
Net income (loss) for the year	(1,302)	(3,660)	(9,534)	(14,496)
Identifiable assets	5,000	13,486	1,044	19,530
Expenditures on capital assets & mineral properties	$ -	$2,140	$139	$2,279

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

12.

Segmented Financial Information (continued)

                                                        For the year ended December 31, 2002

	Corporate	South Africa	Zambia	Total
Revenue from sales	$ -	$27	$ -	$27
Operating costs	-	(145)	-	(145)
General and administrative	(1,405)	(135)	-	(1,540)
Interest	(29)	-	-	(29)
Amortization	(9)	(7)	-	(16)
Write down of mineral properties	-	-	(2,590)	(2,590)
Other income (expense)	(23)	(143)	-	(166)
(Loss) before the undernoted	(1,466)	(403)	(2,590)	(4,459)
Non-controlling interest	-	13	-	13
Net (loss) for the year	(1,466)	(390)	(2,590)	(4,446)
Identifiable assets	2,614	11,946	10,410	24,969
Expenditures on capital assets & mineral properties	$ -	$504	$119	$613

13.

Acquisition of the Minority Interest of Eersteling Gold Mining Company Limited

On the 14th June 2004 Eersteling Gold Mining Company Limited, a subsidiary of the Corporation acquired the remaining 3.6% minority shareholdings from the shareholders for a cash consideration of $26.  The transaction has been accounted for as a step-by-step acquisition by the Corporation, resulting in negative goodwill of approximately $746 which has been allocated on a pro-rata basis as a reduction of the non-monetary assets of the subsidiary.

14.

Subsequent Event

On January 31, 2005 the company issued 2,000,000 stock options to the new non-executive Chairman of the Board of Directors.

15.

Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)

Mineral Properties

US GAAP requires that mineral properties with no proven reserves be reflected as expenses in the period incurred.

(b)

Other Paid in Capital

Under Canadian GAAP, convertible debentures have been segregated into a debt and equity component.  The resulting debt discount is amortized over the term of the debt and is included with interest expense.  Under US GAAP, the convertible debentures would be shown as debt only and therefore would not include an equity component or amortization expense.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

15.

Generally Accepted Accounting Principles in Canada and the United States (continued)

(c)

Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No.  25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. Effective 1 January 2003, the company has for US reporting purposes prospectively applied the fair-value recognition provisions of SFAS 123.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information. For 2002, a compensation expense was shown reflecting the intrinsic value attributable to stock options granted to directors, officers and employees.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model.

(d)

Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(e)    Net Gain on Conversion of the Convertible Debentures and Settlement of Debt

For US GAAP purposes a loss is recognized on settlement of debt to the extent that the quoted market value of shares and fair value of warrants issued at the date of settlement exceeds the carrying amount of debt.

(f)

Asset Retirement Obligations

In 2004, the Company adopted the Canadian GAAP  standards of “Asset Retirement Obligations” which are consistent with SFAS No. 143, “Accounting for Asset Retirement Obligations”.  These standards address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  These standards require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying value of the long-lived asset.  For Canadian accounting purposes, the Company adopted this standard during 2004 with retroactive restatement to 2002.  Under US GAAP the cumulative effect of the change in accounting principles is shown, with no retroactive restatement of the comparative figures.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

15.

Generally Accepted Accounting Principles in Canada and the United States (continued)

(g)

Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary.Under FAS 115 the Company is accounting for the marketable securities as available for sale.

(h)      Recently Issued United States Accounting Standards

In January 2003, the FASB issued Financial Interpretation 46 “Accounting for Variable Interest Entities” (“FIN 46”) that will require the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as “variable interests”), subsequently revised through the issuance of FIN 46R.  Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity’s assets or liabilities.  The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity.  FIN 46 applies to variable interest entities as of January 31, 2003, and to variable interest entities created after or in which an enterprise obtains an interest after that date.  The Company does not have any arrangements with variable interest entities that will require consolidation of their financial information in the financial statements.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”.  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133 , “Accounting for Derivative Instruments and Hedging Activities”.

The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly.  Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments.  SFAS No. 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003, and for provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to  June 15, 2003, apply  in accordance  with their respective effective dates.  The  adoption  of  this statement did not have a significant effect on the Company’s consolidated financial position or results of operations.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

15.

Generally Accepted Accounting Principles in Canada and the United States (continued)

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity”.  SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity.  It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective generally at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities.  It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  The adoption of this statement did not have a material effect on the financial position of the Company or results of its operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R). Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective at the beginning of the first interim or annual period beginning after June 15, 2005. The Company has determined that this will have no effect on the Company’s consolidated financial position or results of operations.

The impact of the foregoing on the financial statements is as follows:

 (a) Income Statement

	2004	2003	2002
Loss for the year per Canadian GAAP	($9,979)	($14,496)	$(4,446)
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	(406)	9,081	2,303
Asset retirement obligation	-	(60)	115
Amortisation and closure accretion expense	-	(69)	-
Compensation expense	-	-	(1,405)
Loss on settlement of debt	-	-	(362)
Income before cumulative effect adjustment	($10,385)	($5,544)	($3,795)
Cumulative effect adjustment	-	559	-
Net income (loss) per US GAAP	($10,385)	($4,985)	($3,795)
Other comprehensive loss	(36)	-	-
Total comprehensive loss	($10,421)	($4,985)	($3,795)
(Loss) per share before cumulative effect adjustment	($0.036)	($0.024)	($0.020)
Cumulative effect adjustment per share	-	.002	-
Basic and diluted (loss) per share	($0.036)	($0.022)	($0.020)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2004, 2003 and 2002

15.

Generally Accepted Accounting Principles in Canada and the United States (continued)

(b)

Balance Sheet

	2004	2003
Total assets per Canadian GAAP	$23,666	$19,530
Unrealised Loss on marketable securities	(36)	-
Mineral properties with no proven reserves expensed	(2,653)	(2,247)
Total assets per US GAAP	$20,977	$17,283

Total liabilities per Canadian and US GAAP	$1,485	$1,879

Shareholders’ equity
Shareholders’ equity per Canadian GAAP	$22,181	$17,651
Mineral properties with no proven reserves expensed	(2,653)	(2,247)
Accumulated other comprehensive loss	(36)	-
Shareholders’ equity per US GAAP	$19,492	$15,404

Directors and Management

BOARD OF DIRECTORS

OFFICERS

G.R. Pardoe (2) (3) (4)

S. E. Hayden

Chairman of the Board,

President and

Johannesburg, South Africa

Chief Executive Officer

S. E. Hayden  (2) (3)

F. C. Harvey

 President and

Technical Director, Secretary of

Chief Executive Officer

the Corporation

Johannesburg, South Africa

J. Johnstone

J. Johnstone

Vice President Operations and

   Vice President Operations and

Chief Operating Officer

   Chief Operating Officer

 Mississauga, Ontario, Canada

F C. Harvey

M.D. Tombs

Technical Director,

Vice-President Finance

Secretary to Corporation

            and Chief Financial Officer

Mississauga, Ontario, Canada

W. I. L. Forrest (1) (2) (3)

J. Smith

Business Executive

Vice-President Exploration

Nyon, Switzerland

C. R. Jonsson (1) (2) (3)

Principal of Tupper Jonsson

& Yeadon

Barristers & Solicitors

Vancouver, British Columbia,

Canada

R.G. Fasel (1) (4)

Business Executive

Geneva, Switzerland

BOARD COMMITTEE

MEMBERS

(1)  Audit Committee

(2)  Compensation Committee

(3)  Corporate Governance Committee

(4)  Nominating Committee

EXHIBIT #14b

CALEDONIA MINING CORPORATION

2005 MANAGEMENT PROXY CIRCULAR

Notice of Annual and

Special Meeting of Shareholders

to be held May 10, 2005

Management Proxy Circular

Caledonia

Mining Corporation

NOTICE OF ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders of Caledonia Mining Corporation (the "Corporation") will be held in Boardroom No. 3, 44th Floor, Scotia Plaza (the offices of the Corporation’s Solicitors, Borden Ladner Gervais LLP), 40 King Street West, Toronto, Ontario, on Tuesday May 10, 2005 commencing at 11:00 a.m. for the purposes of:

1.

receiving the annual report that includes the financial statements and Auditors' report thereon for the financial year ended December 31, 2004;

2.

considering and, if deemed appropriate, approving an ordinary resolution that the number of directors be set at eight;

3.

electing directors;

4.

appointing Auditors and authorizing the directors to fix their remuneration;

5.

considering and, if deemed appropriate, approve an ordinary resolution that, subject to regulatory approval and in compliance with the policies of The Toronto Stock Exchange, the Corporation be authorized to enter into one or more private placement transactions with subscribers substantially at arm's length to the Corporation, during the ensuing 12 month period, providing for the issuance of up to 75% of the number of common shares outstanding as of the date of the resolution; and

6.

transacting such other business as may properly be brought before the meeting.

A copy of the annual report, form of proxy and management proxy circular accompany this notice.  A copy of the Corporation's Form 20F, filed with the United States Securities and Exchange Commission, is available upon request and has been filed on SEDAR as the Corporation’s Annual Information Form.

Shareholders will be entitled to vote at the meeting in person or by proxy.  Shareholders not attending the meeting may exercise their right to vote by promptly signing, dating and returning the proxy in the envelope provided for that purpose – or instruct intermediaries who hold their shares to submit proxies on their behalf

BY ORDER OF THE BOARD

DATED:  March 18, 2005

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation by and on behalf of the management of Caledonia Mining Corporation (the "Corporation") of proxies to be used at the Annual and Special Meeting (the "Meeting") of Shareholders of the Corporation to be held on Tuesday, May 10, 2005 at  11.00 am local time, in Boardroom #3, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting.  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees or agents of the Corporation.  The cost of any such solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Corporation.  A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name, which need not be a shareholder of the Corporation, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy.  In all cases, the completed proxy is to be deposited at the registered office of the Corporation or at the offices of Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3 prior to the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

A shareholder giving a proxy has the right to revoke the proxy by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted FOR all of the matters referred to in the Notice of Meeting and the re-election of the existing Directors and the election of any new directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing this management proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On February 28, 2005, the Corporation had outstanding 301,112,286 common shares, each carrying the right of one vote per share.  To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all issued shares of the Corporation.

The Board of Directors of the Corporation has fixed the record date as April 6, 2005 for the purpose of determining who is entitled to receive Notice of Meeting.  Shareholders entitled to vote at the meeting will be the shareholders of record at 10:00 a.m. (Toronto, Ontario time) on May 9, 2005.  The failure of any shareholder to receive notice of the Meeting shall not deprive the shareholder of voting at the Meeting.

NUMBER OF DIRECTORS

The directors of the Corporation have considered the most effective composition of the Board of Directors in light of the current business of the Corporation and to comply fully with both regulatory requirements and best practise. The directors have concluded that the composition of the existing board is effective in the overall operation of the Corporation but may be unable to provide adequate independence to some board committees to fully satisfy recently introduced regulatory requirements.  In February 2005 the Board of Directors appointed Mr Rupert Pardoe as an independent, non-executive director of the Corporation thus bringing the number of directors to seven. The Board may wish to appoint one other director and therefore recommends that the number of directors of the Corporation be increased to eight.

ELECTION OF DIRECTORS

All of the nominees are now members of the Board of Directors and have been since the dates indicated.  Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Each director elected will hold office until the next annual meeting or until he ceases to be a director.  The names of the persons who will be nominated at the meeting for election as directors are set out below.

Name, Office Held and Municipality of Residence	Principal Occupation	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
G.R. Pardoe, (2)(3)(4) Non-executive Chairman & Director Johannesburg, South Africa

 Business executive.

From 2001 to 2004 employed by ABSA Bank Limited of Johannesburg, South Africa as Group Executive Director and from 2003 to 2004 as Deputy Group Chief Executive.  Prior to this was employed by Anglo American Corporation from 1981 where he was Finance Director from 1997.

		February 2005	Nil
S. E. Hayden, (2)(3) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Corporation and Director of all Caledonia’s subsidiary companies. Chief Executive Officer of Eersteling Gold Mining Company Limited, Greenstone Management Services (Pty) Ltd., and Barbrook Mines Limited.	1996	Nil
J. Johnstone, Vice President Operations, Chief Operating Officer & Director Oakville, Ontario, Canada	Chief Operating Officer of the Corporation and Director of various subsidiary companies.	1997	Nil
F. C. Harvey, Technical Director, Secretary & Director, Oakville, Ontario, Canada	Technical Director and Secretary of the Corporation and Director of various subsidiary companies.	1993	4,300
C.R. Jonsson,(1)(2)(3) Director, Vancouver, British Columbia, Canada	Principal of Tupper, Jonsson & Yeadon, Barristers & Solicitors.	1992	59,469
W. I. L. Forrest,(1)(2)(3) Director Nyon, Switzerland	Business Executive.	1992	17,000
R.G. Fasel, (1)(4) Director Geneva, Switzerland	Director of Fidiuciare with Progesco Geneve SA, public accountants in Geneva, Switzerland from 1989 to present.	2004	Nil

Notes:

(1) Member of Audit Committee, (2) Member of Compensation Committee, (3) Member of Corporate Governance Committee,

 (4) Member of Nominating Committee.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

In compliance with applicable disclosure requirements - C.R. Jonsson has been, within the past 3 years, a director and/or officer of three companies the shares of which were/are listed on the TSX Venture Exchange and its predecessor, in Canada, that were the subject of Cease Trade Orders issued by Provincial Securities Regulators having jurisdiction over them.  In the case of each company Mr. Jonsson held the positions incidental to his acting as the Solicitor for the companies:

-

Director and Secretary, August 1987 - August 2003, of Global CT & T Telecommunications Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has not been rescinded.

-

Director and Secretary of Global Net Entertainment Corp.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has not been rescinded.

-

Director until February 4, 2005 of TelcoPlus Enterprises Ltd.  Cease Trade Order was issued against it for failure to file and           distribute financial statements - which was rescinded January 26, 2005.

Walter Ian Logan Forrest became a director of AB Airlines plc on 30June 1999 and resigned on 30 July 1999. On 2 August 1999, AB Airlines plc was placed in administrative receivership.

APPOINTMENT OF AUDITORS

The shareholders will be asked to vote for the appointment of BDO Dunwoody LLP as Auditors of the Corporation, to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed,  at remuneration to be fixed by the Board of Directors.  Approval of the ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by holders of Common Shares represented at the meeting.

REPORT ON EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with the applicable regulation (the "Regulation") under the Securities Act (Ontario), sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2004 in respect of the named executive officers:

Summary Compensation Table

	Annual Compensation Long Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
Name and				Other Annual	Options/	Restricted	LTIP	All other
Principal		Salary	Bonus	Compensation	SARs	Share Units	Payouts	Compensation
Position	Year	($)	($)	($) (1)	Granted (#)	(#)	($)	($)

Stefan E. Hayden (2)(3)	2004	225,000	-	42,000	Nil	Nil	Nil	7,500
President, & Chief	2003	180,000	-	-	Nil	Nil	Nil	5,000
Executive Officer	2002	180,000	-	-	4,000,000	Nil	Nil	5,000

Jim Johnstone (3)
Vice President	2004	207,200	-	-	Nil	Nil	Nil	7,500
Operations and	2003	207,200	-	-	Nil	Nil	Nil	5,000
Chief Operating	2002	207,200	-	-	2,000,000	Nil	Nil	5,000
Officer

F.Chris Harvey (3)	2004	150,000	-	-	Nil	Nil	Nil	7,500
Technical Director	2003	150,000	-	-	Nil	Nil	Nil	5,000
and Secretary	2002	150,000	-	-	2,000,000	Nil	Nil	5,000

Steve Poad (4)(5)	2004	32,720	-	-	200,000	Nil	Nil	Nil
Controller	2003	26,971	-	-	Nil	Nil	Nil	Nil
	2002	19,914	-	-	150,000	Nil	Nil	Nil

Jacques du Plessis	2004	306,000			Nil	Nil	Nil	Nil
General Manager	2003	46,392			200,000	Nil	Nil	Nil
	2002	Nil			Nil	Nil	Nil	Nil

Mike D Tombs(5)	2004	103,594			100,000	Nil	Nil	Nil
Vice President F Financ	2003	Nil			Nil	Nil	Nil	Nil
Finance and Chief	2002	Nil			Nil	Nil	Nil	Nil
Financial Officer

Notes:

(1)   Perquisites and other personal benefits for each of the named executive officers, with the exception of Mr. Hayden did not exceed the lesser of $50,000 and 10% of total annual salary and bonus in 2002, 2003 and 2004.

(2)   Mr. S. E. Hayden is employed indirectly by the Corporation through a management and administrative agreement.

(3)   The figures shown are the agreed salaries. The Officers noted have, in recognition of the Corporation’s cash position in the respective years, agreed to defer an aggregate total of $302,201 of the salaries due them for the period ending December 31, 2001 and further amounts totaling $173,067 and $383,810 for the periods ending December 31, 2000 and December 31, 1999 respectively. During 2003 Mr. Johnstone was paid in full the sum of $278,666.33.  Mr. Harvey was paid $100,000.00 in 2003 and was paid the balance of his outstanding salary in 2004. Epicure was paid the full outstanding balance pertaining to the management and administrative agreement relating to Mr. Hayden during 2003 and 2004.

(4)  Mr. S. Poad is employed indirectly by the Corporation through a service contract with Doelcam Inc.

(5) Mr. S. Poad served as VP Finance until June 24, 2004.  Mr. M. Tombs was appointed as VP Finance and CFO on June 24, 2004.

The following table (presented in accordance with the Regulation) sets forth stock options granted by the Board of Directors of the Corporation during the fiscal year ended December 31, 2004 to the named executive officers:

Option/SAR Grants in Last Fiscal Year

Name	Securities Under Options/SARs Granted #	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
M.D. Tombs S.W. Poad	100,000 200,000	8.3 16.5	0.26 0.26	0.26 0.26	April 29, 2014 April 29, 2014

The following table (presented in accordance with the Regulation) sets forth stock options exercised by the named executive officers during the fiscal year ended December 31, 2004:

Option/SAR Exercises in Last Fiscal Year

Value of Unexercised in-
			Unexercised	the-Money (1)
	Securities		Options/SARs at	Options/SARs at
	Acquired		December 31, 2004	December 31, 2004
	on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

S. E. Hayden	Nil	Nil	4,300,000/Nil	Nil/Nil

J. Johnstone	Nil	Nil	2,172,500/Nil	Nil/Nil

F. C. Harvey	Nil	Nil	2,228,750/Nil	Nil/Nil

S. Poad	Nil	Nil	448,825/Nil	Nil/Nil

J. du Plessis	Nil	Nil	200,000/300,000	Nil/Nil

M.D. Tombs	Nil	Nil	100,000/Nil	Nil/Nil

Notes:

(1)  "In-the-money” means the excess of the market value of the common shares of the Corporation outstanding on December 31 2004 over the exercise price of the options

The Corporation does not have a long-term incentive plan, a pension plan or other form of defined benefit plan – other than its Stock Option Plan.

Termination of Employment, Change of Responsibilities and Employment Contracts

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for (i) a "Key Executive Severance Protection Plan" between Caledonia and two of its directors - namely Mr. S.E. Hayden and Mr. F. C. Harvey dating from 1996, (ii) the indirect employment of Mr. S.E.Hayden through a management and administrative agreement and (iii) an employment contract with a director, Mr. J. Johnstone.  The “Severance Plan” calls for severance payments to these executives if employment is terminated as a result of a change of control of Caledonia.  Mr. Johnstone’s employment contract with Caledonia has a termination clause whereby Mr. Johnstone is paid a severance payment of one year of salary in the event of his termination due to change of control or without cause.

Composition of the Compensation Committee

The Corporation has a Compensation Committee (“Committee”) comprised of three members.  All issues as to compensation of  the Officers are considered by the Committee, the members of which, during the fiscal year ended December 31, 2004, were C. R. Jonsson (Chairman), W. I. L. Forrest and  S. E. Hayden.  Mr. S. E. Hayden as President and CEO of the Corporation is therefore an inside director. Mr. Hayden abstained from voting on compensation matters pertaining to him.  Mr. G.R. Pardoe was appointed  as a fourth member of this committee in March 2005.  Mr. C. R. Jonsson was granted 1,000,000 stock options in 2002 in lieu of being paid for legal services provided by him. He has therefore been a service provider within the past three years and may be considered a related director under recently adopted OSC rules.  Mr. Jonsson continues to provide the company with legal services on a no-fee basis.  The Board considers that this situation does not interfere with Mr. Jonsson’s ability to act with a view to the best interests of the company and therefore considers him to be an unrelated director.  Mr. W. I. L. Forrest is an outside and unrelated director within the meaning of The Toronto Stock Exchange (“TSX”) Report on Corporate Governance Practices.

Compensation Policies

While the  Board  has not adopted a written policy concerning the compensation of executive officers, it has developed a consistent approach and philosophy relating to executive compensation.  The overriding principles in the determination of executive compensation are the need to provide total compensation packages that will attract and retain qualified and experienced executives, to reward the executives for their contribution to the overall success of the Corporation and to integrate the longer-term interest of the executives with the investment objectives of the Corporation's shareholders.

Executive compensation at the Corporation has two principal components: salary and stock options.  The Committee is mindful that the Corporation competes within the framework of the international mining industry.  The Compensation Committee is of the view that a competitive salary level is appropriate for the executive officers, as their total compensation package should emphasize salaries and the stock options granted by the Corporation.  The Chief Executive Officer of the Corporation is one of the named executive officers and therefore his compensation is determined in the same manner as for the other executive officers of the Corporation but with the proviso that he abstains from discussion and voting on any such personal compensation determination.

Compensation of Directors

Effective July 1, 2004 each of the directors, including directors who are officers of the Corporation, is entitled to an annual director's fee of $10,000 Canadian and out of pocket expenses relating to attendance at a board or committee meeting.  Prior to 2004 directors were paid an annual directors fee of $5,000.  For 2004, Mr. Fasel, who joined the board at mid-year was paid $5,000 on a pro-rata basis, the other five directors were each paid $7,500 for 2004. The Corporation obtained, in June, 2003, liability insurance for directors and officers of the Corporation and its affiliates with coverage of $1,000,000 Canadian per occurrence and in the aggregate.

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the common shares of the Corporation with the TSX 300 Stock Index for the last five years on the basis of cumulative total return.

	Dec 1999	Dec 2000	Dec 2001	Dec 2002	Dec 2003	Dec 2004
S&P/TSX Composite	100	107	92	79	98	111
Caledonia Common Shares	100	140	110	820	840	260

CORPORATE GOVERNANCE PRACTISE

The TSX Committee on Corporate Governance in Canada issued a report (the "TSX Report") in December 1994 containing guidelines for effective corporate governance of corporations.  The by-laws of the TSX were subsequently amended to require each listed corporation incorporated in Canada to make annual disclosure of its corporate governance practise with reference to those guidelines.  The Corporation's Statement of Corporate Governance Practices, which has been prepared by the Corporate Governance Committee, follows:

Mandate of the Board

The Board of Directors of the Corporation is responsible for the overall stewardship of the Corporation, and has full power and authority to manage and control the affairs and business of the Corporation.  Amongst other things, the Board is responsible for:

1.

supervising the officers of the Corporation in their management of the business and affairs of the Corporation;

2.

adoption of and managing the Corporation's strategic planning process;

3.

identifying and managing principal risks to the Corporation's business;

4.

succession planning including the appointment, training, monitoring and appraisal of senior officers of the Corporation;

5.

overseeing the administration of a policy for communications by the Corporation with shareholders, the investment community, the media, governments and the general public;

6.

examination, through its Audit Committee, of the effectiveness of the company’s internal control processes and management information systems.  The Board consults with the VP Finance and management of the Corporation to ensure the integrity of these systems;

7.

developing position descriptions and terms of reference for the Board, the President and Chief Executive Officer and the committees of the Board; and

8.

ensuring that Directors may hire outside advisors, at the expense of the company, in appropriate circumstance

The Board holds regular meetings.  Additional meetings are held to address special items of business.  The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. On average the Board has met between nine and ten times per year during the past five years.

In 2004 the Board adopted a Charter of the Board of Directors.  This Charter can be viewed at the Corporations head office, at the Annual Meeting of Shareholders and on the Corporation’s website at www.caledoniamining.com.

Board Composition

The TSX Report recommends that a majority of the Board be unrelated to the Corporation.  The TSX Report uses the term unrelated director to mean a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

The Board has concluded that four of the seven directors, Messrs. Fasel, Forrest, Jonsson and Pardoe, are unrelated directors within the meaning of the TSX Report.  In reaching that conclusion, the Board has examined the factual circumstances of each director and has considered any interests and business or other relationship that any director may have with the Corporation.  Mr. S. E. Hayden is a related director by virtue of his position as the President and Chief Executive Officer of the Corporation and Messrs. J. Johnstone and F. C. Harvey are related directors by virtue of their positions as employees of the Corporation.  The Board believes that the extensive knowledge of Messrs. Hayden, Johnstone and Harvey of the Corporation's business is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.

Caledonia’s Board members consider that the Board’s current composition is efficient and appropriate considering the extent of the Corporation’s activities and the location of the properties on which most of its activities are conducted.  It is the opinion of the four unrelated Directors, Messrs Fasel, Forrest, Jonsson and Pardoe that the Board functions adequately independently of management.  However, they believe that the Corporation will benefit from the addition of independent directors. The Corporation recently invited Mr. Pardoe to join the board and is actively seeking an additional qualified independent director. The Board has elected Mr. Pardoe as Chairman and has thereby, in the interest of sound corporate governance, separated the positions of Chairman and President both of which were previously held by Mr. Hayden.

The Board determines each year the number of directors to be elected at the annual general meeting.  Under the articles of the Corporation, the number of directors of the Corporation must be at least three.  For 2005, the Board has concluded that the number of directors should be further increased to satisfy the Corporate Governance requirements regarding independent directors.  At the 2005 Annual Meeting of Shareholders the Board of Directors will request the shareholders to approve increasing the number of directors to eight.

The Corporation does not have a significant shareholder, defined in the TSX Report as a shareholder with the ability to exercise a majority of votes for the election of directors.

Board Committees

The Board of Directors has four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee.  The Board has established a policy to strive to implement the recommendations of the TSX Report wherever possible and practical.

Audit Committee

The Audit Committee, which is chaired by Mr. Forrest, is currently composed entirely of, unrelated directors.  In 2004, Mr. Fasel was appointed to the Audit committee and at the same time the related director, Mr. Hayden resigned his position.  The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties.  The Audit Committee is responsible for reviewing and making recommendations to the Board on:

1.

financial statements and the related reports of management and external auditors;

2.

accounting and financial reporting procedures and methods;

3.

internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.

During 2004 the Board adopted a “Charter of the Audit Committee” which is to be reviewed annually.  This Charter can be viewed at the Corporation’s head office, at the Annual Meeting of Shareholders and on the Corporation’s website at www.caledoniamining.com.

Compensation Committee

The Compensation Committee is currently composed of one related and three unrelated directors.  The Board believes  that the participation of Mr. Hayden, the related director, is important to the business of this committee. Mr. Pardoe was recently appointed to this Committee which he will chair.  The Committee is responsible for making recommendations to the Board on:

1.

compensation of officers and senior employees of the Corporation, including stock option incentives;

2.

succession planning for officers of the Corporation;

Corporate Governance Committee

The Corporate Governance Committee is currently composed of three unrelated and one related directors.  The Board believes  that the participation of Mr. Hayden, the related director, is important to the business of this committee. Mr. Pardoe was recently appointed to this Committee which he will chair.  The Committee has general responsibility for developing the approach of the Corporation to matters of corporate governance, which includes the responsibility for:

1.

assessing, at least annually, the effectiveness of the Board as a whole and the committees of the Board;

2.

reviewing annually the mandates of the Board and its committees and making recommendations for change;

3.

recommending procedures to permit the Board to function independently from management;

4.

seeing to the adequacy of the orientation and education programs for new members of the Board;

5.

determining annually which directors should be considered to be unrelated directors, and recommending such determination to the Board;

6.

preparing annually and recommending to the Board a “Statement of Corporate Governance Practices”; and

7.

overseeing the Corporation's policy for communications with shareholders, the investment community, the media, governments and the general public

Nominating Committee

The Nominating Committee was composed of one unrelated and one related director during 2004.  In accordance with the TSX recommendations the Board has appointed only unrelated directors, Mr. Fasel and Mr. Pardoe to this committee during 2005.  The Committee, which is chaired by Mr. Pardoe, is responsible for:

1.

identifying prospective nominees for the Board and recommending them to the Board; and

2.

establishing criteria for Board membership and retirement therefrom.

Decisions Requiring Board Approval

As part of the Board's responsibility for the strategic planning process of the Corporation, the Board considers and, where appropriate, adopts the goals of the business that are proposed by Management and the strategies and policies within which the Corporation is managed.  Management is required to seek the approval of the Board for material deviations, financial or otherwise, from the approved business goals, strategies and policies of the Corporation.

Shareholder Feedback

It is the Corporation's policy that communications with shareholders, the investment community, the media, governments and the general public are handled by the CEO through the South African  office located in Johannesburg.

Expectations of Management

The Board requires management to keep the Board informed in a timely and candid manner of the progress of the Corporation towards the achievement of its established goals, and of any material deviations from such goals and from corporate strategies and policies approved by the Board.

Other Corporate Governance Segments.

 The Board has reviewed the TSX Guidelines on Corporate Governance and concluded that the Corporation complies with the guidelines except in two areas, namely    (i) Assessing the board’s effectiveness,  and (ii) Orientation and education of directors,. The board expects to comply with these outstanding guidelines during 2005.

Additional Information

Additional information relating to the Corporation is on SEDAR at www.sedar.com and on the Corporation’s website at www.caledoniamining.com   Financial information is provided in the Corporation’s comparative financial statements and MD&A.

Copies of the Corporation’s financial statements and MD&A can be obtained by contacting the company’s head office at:

Unit #9, 2145 Dunwin Drive

Mississauga

Ontario, Canada

L5L 4L9

Phone:

+1-905-607-7543

FINANCING

The Corporation from time to time investigates opportunities to raise financing on advantageous terms and seeks the flexibility to enter into private placement agreements, if required, which could result in the issue of up to 75% of the number of shares issued and outstanding at this time.

The Directors are pursuing the listing of Caledonia shares on the Alternative Investment Market in London in conjunction with an appropriate financing.

Under the rules of the TSX the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) for a financing by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities or similar financing routes.  The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

1.

it must be substantially with parties at arm’s length to the Corporation;

2.

it must not result in control of the Corporation being materially affected;

3.

it must be completed within a twelve month period following the date the shareholder approval is given; and

4.

it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price"), less the applicable discount.  For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.

The directors of the Corporation believe the passing of a resolution authorizing the Corporation to enter into private placement transactions for the issuance of up to 75% of the number of common shares outstanding is in the best interests of the Corporation and recommend that shareholders vote in favour of the resolution.

Approval of the resolution will require the favourable vote of a majority of the votes cast thereon at the Meeting

GENERAL APPROVAL OF CIRCULAR

The contents and sending of this management information circular have been approved by the Board of Directors of the Corporation,

BY ORDER OF THE BOARD OF DIRECTORS

DATED:  March 18th, 2005

Charter of the Audit Committee of the Board of Directors

I.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Caledonia Mining Corporation (“Caledonia”) is to provide an open avenue of communication between Caledonia’s management (“Management”), the independent auditors (“Auditors”) and the Board and to assist the Board in its oversight of the:

  integrity, adequacy and timeliness of  Caledonia’s financial reporting and disclosure practices;

  processes for identifying the principal financial risks of  Caledonia and the control systems in place to monitor them;

  compliance with legal and regulatory requirements related to financial reporting; and

  independence and performance of  Caledonia’s Auditors.

The Committee shall also perform any other activities consistent with this Charter, Caledonia’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee’s role is one of oversight. It is not the responsibility of the Committee to determine that Caledonia’s financial statements are complete and accurate and in accordance with generally accepted accounting principles or to plan or conduct audits.  The financial statements are the responsibility of Management.  The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia’s financial statements in accordance with generally accepted accounting principles.

 II.

Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Auditors as well as any officer of Caledonia, or Caledonia’s outside counsel, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.  The Committee shall have unrestricted access to Caledonia’s books and records and has the authority to retain, at Caledonia’s expense, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.  Subject to Board approval, the Committee has the authority to set and pay the compensation of the advisors employed by the Committee. The Chairperson of the Committee (“Chairperson”) or other member of the Committee so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

III.

Composition and Meetings

1.

The Committee and its membership shall meet all applicable legal, regulatory and listing requirements.

2.

Members of the Committee and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be elected annually at the first Board meeting following the annual general meeting.

3.

The Committee shall be comprised of three or more directors, one of whom shall serve as the Chairperson.

4.

Each member of the Committee shall be an independent, non-executive director, free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from management, Caledonia, or the Auditors.

5.

All members of the Committee shall be, or promptly after appointment, shall become financially literate as determined by the Board. Preferably at least one member of the Committee shall have accounting or related financial management expertise as determined by the Board.

6.

The Committee shall meet, at the discretion of the Chairperson or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the members of the Committee shall constitute a quorum.

7.

If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

8.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. In the case of a tie the Chairperson shall have a second or tie-breaking vote.

9.

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities.

10.

The Committee may invite such other persons to its meetings as it deems appropriate.

11. The Auditors will have direct access to the Committee on their own initiative.

IV.     Responsibilities

A.

With Respect to the Interim and Annual Financial Statements, the MD&A, and the AIF

1.

The Committee shall review Caledonia’s interim statements for approval of same prior to their being filed with the appropriate regulatory authorities.  The Committee shall review  Caledonia’s annual audited financial statements and report thereon to prior to their being filed with the appropriate regulatory authorities. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so.

2.

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, the Annual Information Form and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

3.

The Committee shall review Management’s earnings releases relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

4.

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses.

5.

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response.

6.

The Committee shall meet no less frequently than annually separately with the Auditors and the Chief Financial Officer to review Caledonia’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate.

B.

With Respect to the Auditors

1.

The Auditors are ultimately accountable to the Board of Directors.  The Board has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Auditors (or nominate the Auditors to be proposed for shareholder approval in any proxy statement).

2.

The Committee shall review the performance of the Auditors.

3.

The Committee shall annually recommend to the Board the appointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant. The Board will set the compensation for the Auditors.

4.

The Committee shall be responsible for ensuring that the Auditors submit on a periodic basis to the Committee a formal written statement delineating all relationships between the Auditors and  Caledonia.  The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence.

5.

Caledonia considers the core services provided by the Auditors to include the annual audit, tax planning and tax compliance. The Committee shall review any engagements for non-audit services beyond the core services proposed to be provided by the Auditors or any of their affiliates, together with estimated fees, and consider the impact on the independence of the Auditors.

6.

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

C.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate including:

1.

Establishing and reviewing Caledonia’s procedures for the receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters.

2.

Establishing and reviewing  Caledonia’s procedures for confidential, anonymous submissions by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

3.

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities.

4.

Making inquires of management and the Auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk.

EXHIBIT #14c

CALEDONIA MINING CORPORATION

SCHEDULES

All schedules specified in Article 5-04 of Regulation S-X are considered not to be applicable to Caledonia.

EXHIBIT #14d

CALEDONIA MINING CORPORATION

MINERAL PROPERTIES (Thousands of $Cdn)

The following is a summary of Caledonia’s mineral properties and the capitalized costs as at the 31st December 2004:

Canada:

Nunavut

           $    750

Africa:

South Africa

 7,157

Zambia

 1,041

  8,198

TOTAL MINERAL PROPERTIES

$8,948

NOTE:  The cost of acquisition of mineral properties and all related exploration and development expenditures, less recoveries, are capitalized and carried as an asset to be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of.

EXHIBIT #14e

CALEDONIA MINING CORPORATION

SUMMARY REPORT BY

INDEPENDENT QUALIFIED PERSON

BARBROOK MINES LIMITED

MPUMALANGA PROVINCE, SOUTH AFRICA

Prepared by Applied Geology Services cc

on behalf of

Caledonia Mining Corporation

31st March 2005

The complete Independent Qualified Person’s Report (dated May 2004)

may be viewed on this company’s website.

SUMMARY

EXHIBIT 14e

Barbrook Mines Ltd holds title to a Mining Authorization covering 2,286 hectare in extent in the Barberton District of South Africa.  The Mining Authorization area hosts numerous small gold deposits collectively known as the Barbrook Mine.  Mining activities started in the area in 1885 and have continued intermittently since then, culminating in the consolidation of the Barbrook mines in 1975.

For a brief period Maid O’ the Mist operated the mine before Caledonia Mining Corporation acquired control in 1995.  Operations continued until 1997 when low head grades caused by the mass mining methods forced the mine to close pending a re-assessment of the reserves and resources.  The mineral resources were re-evaluated in 2001-2 and following a recommendation to commence with trial mining, Caledonia re-started operations in 2002.  For the period to December 2004, Barbrook milled 44,175 tonnes at a milled head grade of 4.5 g/t.

Barbrook ore bodies are typical Archean gold deposits occurring as near vertical shoots in the Barberton Greenstone Belt which is host to a number of significant gold mines, viz. Sheba, Fairview and Consort mines.  The mineralized shoots tend to be vertically continuous in this environment and Barbrook is considered to have potential resources down to 1,000 m below existing levels.  Some 60 mineralized structures have been defined by exploration, mainly on-reef development.  While many of these are currently uneconomic, a number of large bodies along the Barbrook and Zwartkoppie lines contain substantial mineral resources.  French Bob, Victory, Daylight and Taylors are the main bodies of economic interest.

The ores are refractory on account of the fine dissemination of gold in sulphides as well as the associated organic carbon. Overall metallurgical recoveries were reported to have been generally less than 50% during 2004.  These low metallurgical gold recoveries were reported to have been caused by mechanical breakdowns, the complex refractory ore and preg-robbing free carbon.  This is reported to have necessitated a substantial re-engineering of the plant during 2004 and early 2005.

Mineral Reserve and Resource estimates have been updated to reflect the situation as at 31 December 2004 based largely on exposures made during the course of the year.  Proven and Probable Reserves amount to 236,000 tonnes at 6.0 g/t while Measured and Indicated Resources are estimated at 1,704,000 tonnes at an in situ grade of 4.7 g/t.  Relative to the 2003 estimate, Reserves and Resources declined by approximately 3% owing to various factors including depletion, downgrading of certain blocks and loss of old pillars due to dangerous mining conditions.  Proven Reserves, however, increased in 2004 as a result of improved definition of mineralized areas exposed by development.  Barbrook’s reserves are sufficient to last the mine 24 months at the planned mill throughput rate of 10,000 tonnes per month, during which time ongoing exploration is expected to convert part of the above Resources to Reserves as new zones are exposed.

Key mining and exploration activities planned for 2005 include the sinking of an incline shaft at French Bob and Taylors to access the next 150 m vertical section of the ore body.  The mine plan is to expand the current production of 6,000 tpm to 10,000 tpm by July 2005 while keeping the target head grade at 5.5 g/t.