Form 20-F
period 2005-12-31
CALEDONIA MINING CORP
filed 2006-04-21
CIK 766011

(Mark One)		OMB APPROVAL
	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.20549	OMB Number: 3235-028 Expires January 31, 2008 Estimated average burden hours per response.. 2631.0

FORM 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE       SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT OT SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2005

OR

   TRANSITION REPORT PURSUANT OT SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE   SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………….

For the transition period from

_______________to_________________

Commission file number __0-13345_______________________________

   Caledonia Mining Corporation ___________________________________________________

(Exact name of Registrant as specified in its charter)

________________________________________________________________________________

(Translation of Registrant’s name in English)

    Ontario, Canada________________________________________________________________

(Jurisdiction of incorporation or organization)

    Unit #9 2145 Dunwin Drive, Mississauga, Ontario, Canada, L5L 4L9____________________

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

_____________Nil_____________

______________Nil______________________

__________________________

____________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

____________Common Shares without par value._____________________________________________________

(Title of Class)

________________________________________________________________________________________________

(Title of Class)

SEC 1852 (12-05)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

___Nil____________________________________________________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of he issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

__370,715,136 Common Shares______________________

__As of December 31, 2005__________________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  [X] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X]Yes   No

Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17         Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

              Yes  [X] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.                          Yes   No

NOTE:

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

However, the information required above can readily be determined from the 2005 Annual Report of the respondent on pages 49 and 50.

2.

OFFER STATISTICS AND TIMETABLE

Offer Statistics

Not required as this is an “annual report under the Exchange Act”.

Method and expected timetable

Not required as this is an “annual report under the Exchange Act”.

3.

KEY INFORMATION

Selected Financial Data

Table 3 A shows the applicable selected financial data for the 5-year period 2001 to 2005 in Canadian Generally Accepted Accounting Principles.

Table 3 A (i) shows the applicable selected financial data for the 5-year period 2001 to 2005 in United States Generally Accepted Accounting Principles.

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual last six months ending February 2006.

Table 3A - Selected Financial Information - Canadian Generally Accepted Accounting Principles

	2005	2004	2003(1)	2002(1)	2001(1)
Financial - $ Thousands Cdn except per share amounts
Revenue from Operations	2,642	841	646	27	124
Gross Profit (Loss)	(5,275)	(5,610)	(2,984)	(118)	(143)
Expenses (General, Administration, Interest, Amortization)	4,257	2,959	1,841	1,585	1,130
Net Income (Loss) for the Year	(9,680)	(9,979)	(14,496)	(4,446)	(1,096)
Cash	1,076	6,470	4,179	1,864	90
Current Assets	2,264	7,481	4,573	2,094	184
Total Assets	22,338	23,666	19,530	24,969	25,183
Current Liabilities	2,589	1,062	790	1,336	2,701
Long Term Liabilities	377	423	1,089	1,073	1,499
Working Capital (Deficiency)	(325)	6,419	3,783	758	(2,517)
Shareholders’ Equity	19,372	22,181	17,651	22,560	20,983
Total Capital Expenditures (including Mineral Properties)	5,284	3,813	2,279	613	23
Expenditures on Mineral Properties	2,583	2,298	2,042	624	23
Financing Raised	6,785	14,314	9,511	5,174	1,078
Dividends Declared	-	-	-	-	-
Share Information

Market Capitalization ($ Thousands)	42,632	39,145	105,955	86,836	9,086

Shares Outstanding (Thousands)	370,715	301,112	252,274	211,795	165,202
Warrants & Options (Thousands)	34,748	52,342	27,348	28,055	19,566
Earnings (Loss) per Share	(0.031)	(0.034)	(0.062)	(0.023)	(0.008)

(1)

Restated for the adoption of the Asset Retirement Obligations change in accounting policy.

Table 3A (i) - Selected Financial Information - United States Generally Accepted Accounting Principles

	2005	2004	2003	2002	2001
Revenue from Operations	2,642	841	646	27	124
Gross Profit (Loss)	(7,315)	(7,078)	(3,662)	(727)	(149)
Expenses (General and Administration, Interest and Amortization)	4,257	2,959	1,841	1,585	1,130
Net Income (Loss)	(11,720)	(10,385)	(4,985)	(3,795)	(1,202)
Total Comprehensive Loss	(11,738)	(10,421)	(4,985)	(3,795)	(1,202)
Cash	1,076	6,470	4,179	1,864	90
Current Assets	2,264	7,481	4,573	2,094	184
Total Assets	17,591	20,977	17,283	13,439	11,342
Current Liabilities	2,589	1,062	790	1,336	2,701
Long Term Liabilities	377	423	1,089	1,280	1,813
Working Capital (Deficiency)	(325)	6,419	3,783	758	(2,517)
Shareholders’ Equity (Deficiency)	14,625	19,492	15,404	10,823	6,828
Total Capital Expenditures (including Mineral Properties)	3,244	2,345	1,601	(11)	-
Expenditures on Mineral Properties	543	830	1,365	-	-
Financing Raised	6,785	14,314	9,442	5,174	1,078
Deemed Dividends	171	-	-	-	-
Share Information
Market Capitalization ($ Thousands)	42,632	39,145	105,955	86,836	9,088
Shares Outstanding (Thousands)	370,715	301,112	252,274	211,795	165,202
Warrants & Options (Thousands)	34,748	52,342	27,348	28,055	19,566
Basic and Diluted Net Income (Loss) per Share	(0.038)	(0.036)	(0.022)	(0.020)	(0.008)

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2001 to 2005

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2005	2004	2003	2002	2001
Rate at the End of the Period (1)	1.1630	1.2020	1.2965	1.5591	1.5775
Average Rate (2)	1.2114	1.3000	1.4015	1.5703	1.5490
High Rate (1)	1.2585	1.3957	1.5777	1.6033	1.5955
Low Rate (1)	1.1630	1.1759	1.2839	1.5276	1.4991

Notes:

(1)

The rate of exchange is the Bank of Canada closing rate for the period.

(2)

The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 6 months from September 2005 to February 2006 are as follows:

	Sept. 2005	Oct. 2005	Nov. 2005	Dec. 2005	Jan. 2006	Feb. 2006
Closing	1.1627	1.1812	1.1669	1.1630	1.1390	1.1366
Average	1.1774	1.1777	1.1809	1.1613	1.1567	1.1489
Hi	1.1963	1.1895	1.1974	1.1754	1.1794	1.1614
Low	1.1588	1.1629	1.1642	1.1427	1.1372	1.1352

Not required as this is an “annual report under the Exchange Act"

C.

Reason for the offer and use of proceeds

Not required as this is an “annual report under the Exchange Act"

D.

Risk Factors

An investment in the securities involves a high degree of risk.  Investors need to carefully consider the following risk factors, in addition to the other information contained in this section “D” and the Exhibits hereto.

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

Exploration and Development

The exploration, and development of, and the production from mineral deposits is potentially subject to a number of political, economic and other risks.  Exploration, development and production activities are potentially subject to political, economic and other risks, including:

•

cancellation or renegotiation of contracts;

•

changes in local and foreign laws and regulations;

•

changes in tax laws;

•

delays or refusal in granting prospecting permissions, mining authorizations and work permits for foreign management staff;

•

environmental controls and permitting

•

expropriation or nationalization of property or assets;

•

foreign exchange controls;

•

government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;

•

import and export regulation, including restrictions on the sale of their production in foreign currencies;

•

industrial relations and the associated stability thereof;

•

inflation of cost that is not compensated for by a currency devaluation;

•

requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, possibly which the foreign company must subsidize;

•

restrictions on the ability of local operating companies to sell their production for foreign currencies, and on the ability of such companies to hold these foreign currencies in offshore and/or local bank accounts;

•

restrictions on the ability of a foreign company to have management control of exploration and/or development and/or mining operations;

•

restrictions on the remittance of dividend and interest payments offshore;

•

retroactive tax or royalty claims;

•

risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;

•

royalties and tax increases or claims by governmental entities;

•

unreliable local infrastructure and services such as power, communications and transport links;

•

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

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since inception from February 1992, Caledonia has recorded a loss in every year except 1994 and 2000.  As at December 31, 2005, the consolidated accumulated deficit was $161.6 million.  68.5% of the accumulated loss relates to capital asset and mineral property write-downs, 6.8% is due to discontinued operations prior to 1998, and the balance of 24.7% relates to operational and administration activity.  Operational activity is defined as gross profit from mining operations less expenses such as amortization, general and administration, interest on debt and other miscellaneous expenses.

Write-downs on capital assets and mineral properties are typical for the mining industry.  Caledonia’s policy is to review the carrying value of assets relative to current market conditions on an annual basis.  In 1997, Caledonia reduced the carrying value of its investment in the two South African gold mines by recording a write-down of $44.9 million. This reduction was made in response to a decline in the average price of gold per ounce from about US$364 in 1996 to US$327 in 1997 and the placing of the two mines onto "care and maintenance".  Similarly in 1998 and 1999, these assets were further reduced by $10.6 million and $2.4 million respectively when the gold price fell to about US$ 250 per oz. In 2004, the mineral property of Eersteling Gold Mine was written down by $223,000 to $0.  Similarly in 2004, the Eersteling plant and equipment was written down from $1.596 million to $0.887 million at the year end. There were no write-downs in 2005.

During 2003, the Rand price of gold held steady at between R82,000 and R88,000 per kilogram despite a slow but gradual increase in the price of gold to about US $415 per ounce at the 2003 year end from a price of $347 per ounce at the beginning of 2003. As the gold price recovers to acceptable levels and the South African mines recommence production, a substantial portion of the write-down could be recovered as earnings.  However, there is no assurance the Rand price of gold will be sustainable.  During 2004, despite the gold price in US dollars increasing to a high of $458, the price of gold in South African Rand at the end of the year declined by about 9.5% over that at the end of 2003. The Rand appreciated by 14.8% against the US$ over the 2004 year whilst the US$ gold price increased by about 6.6% over the year. This trend reversed during 2005 as the South African Rand weakened by 12.2% against the United States dollar which, coupled with the 23.8% increase in the US$ gold price, resulted in a 38.9% increase in the Rand gold price per ounce over the year.

In 2002, the carrying value of Caledonia’s Kadola exploration property in Zambia, amounting to $2.6 million was written down to $1 as no exploration funding was available for this project at that time. In 2003, the carrying value of the Nama group exploration property in Zambia, $9,534,000, was written down to $1 due to lack of significant exploration activity on the property during the year and despite there being strong interest shown on purchasing a cobalt concentrate from Nama by potential end-users.  In 2004, development work was re-started on the Nama cobalt project due to increases in the prices of base metals and the continuing strength of the price of cobalt. During

 2005 discussions were held with a number of cobalt end-users regarding a joint venture agreement at Nama, a letter of intent has been signed with one of these and discussions are continuing with a number of other end-users

At the end of 2005, Eersteling Gold Mining Company Limited spent an amount of $3.324 million on exploration of its Rooipoort Platinum Project, which reported a NI 43-101 Resource estimate in December 2005, and the Roodepoort Gold Project and had been capitalized under Canadian GAAP in the books of the Corporation. Of the above $3.324 million, $1.653 was spent in 2005, $1.151 was spent in 2004 and the balance was spent in 2003.

In general, mining companies react to changing commodity prices by searching for new methods of operating to either increase the volume of production from existing ore reserves or reduce operating costs.  Caledonia is continuously searching for new production methods and operating cost efficiencies in an attempt to mitigate the effects of lower commodity prices on operating profits. However, there is no guarantee that Caledonia will be successful in its efforts.  Caledonia at its Barbrook mine recommenced gold production in the 2nd quarter of 2003 and introduced the relatively new technology of Resin leaching to increase its gold recovery and enhance economics. In late 2003 and during 2004 Caledonia introduced additional new flotation equipment and concentrate oxidation technology at Barbrook to further improve the gold recovery and production economics. In late 2005 in light of additional mining flexibility providing the opportunity to increase production the Barbrook metallurgical plant was expanded to a design capacity of 15,000 tonnes per month, and this expansion was completed and commissioned in January 2006. Caledonia is further evaluating alternative metallurgical processes to determine whether further improvements in recoveries and mine economics can be attained.

Need for Additional Funds

The expected increase in gold production at Caledonia’s Barbrook mine should, depending on the Rand price of gold received, generate positive cash flow in 2006.  However, if funds fall short of requirements, Caledonia will undertake financing options such as private placements with private investors, and, if this is still insufficient for its needs, will investigate either project joint ventures or project or bank funding.   The funds raised by the 2005 financing have been and will be mainly used by Caledonia on its exploration, development and production activities such as:

•

at Barbrook by developing vertical shaft access to ore resources below the 10 level and by lateral development to the east along strike; providing continuity of the mining operations; and possibly making further capital additions to the Barbrook metallurgical plant, such as a Biox® circuit ;

•

by further drilling at Caledonia’s Rooipoort Platinum Project;

•

by the purchase of additional exploration property adjacent to Caledonia’s Rooipoort Platinum Project;

•

drilling of Caledonia’s Rooipoort project once the Prospecting permit has been issued;

•

by further  bulk sampling and concentration testwork on Caledonia’s Nama Cobalt/Copper Project in Zambia;

•

by further exploration and drilling at the Roodepoort gold project of Eersteling;

•

by possible drilling of target exploration areas at Eersteling gold mine; and

•

by further drilling/bulk sampling and processing of material from the Goedgevonden Diamond project.

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

Dependence upon Key Personnel

Caledonia’s success depends (i) on the continued contributions of its directors, executive officers, management and consultants, and (ii) on Caledonia’s ability to attract new personnel whenever Caledonia seeks to implement its business strategy.  During Caledonia’s limited operating history and the continuous shortage of funding between 1997 and mid 2002, most of the key responsibilities within Caledonia have been assigned to a small number of individuals. With recommencement of production at the Barbrook mine and the expansion of other Southern African projects, various consultants and staff have been engaged to assist with the increased technical and administrative workload.  In late 2003 and early 2004 additions were made to the corporate staff at senior levels to strengthen the management and operations team in South Africa and to address some of the succession planning needs of Caledonia

Additional senior staff will be recruited during 2006 to replace Mr Harvey who retired from his position as Technical Director in December 2005, but continues as a director, and Mr Johnstone, Chief Operating Officer, who has given notice of his retirement effective October 1, 2006.

To follow on from the previously disclosed appointments, Mr. Mike Tombs was appointed Vice President Finance and Chief Financial Officer at mid 2004, and Mr. Roland Fasel of Geneva, Switzerland was appointed to the Board of Directors in August 2004. In order to split the roles of the Chairman and the CEO Mr. Rupert Pardoe of Johannesburg, South Africa was appointed as Chairman of the Board of Directors of the Corporation in February 2005. Mr. Hayden stepped down as the Chairman at that time but continues as the Corporation’s President and CEO.

Absence of Dividends

The Company has never paid or declared or paid cash dividends on Common Stock.

Possible Volatility of Share Price

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where Caledonia operates, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price.   Caledonia listed its shares on the London Stock Exchange’s Alternative Investment Market (“AIM”) in June 2005 and is trying to attract more institutional and stock analyst coverage of its shares.

4

INFORMATION ON THE COMPANY

The purpose of this standard is to provide information about the company’s business operations, the products it makes or the services it provides, and the factors that affect the business. The standard also is intended to provide information regarding the adequacy and suitability of the company’s properties, plants and equipment, as well as its plans for future increases or decreases in such capacity.

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

 The addresses and telephone numbers of Caledonia’s two principal offices are:

Head Office - Canada

Africa Office - South Africa

Caledonia Mining Corporation

Greenstone Management Services

Suite 9, 2145, Dunwin Drive,

24, 9th Street, Lower Houghton

Mississauga, L5L 4L9

Johannesburg, Gauteng, 2198

Ontario, Canada

South Africa

(1) 905 607 7543

(27) 11 447 2499

The above principal Canadian and South African office addresses are the same as those given in the 2003 and the 2004 Form 20F.

In 1997, the NASDAQ stock market put Caledonia on notice that new listing requirements were in the process of being implemented. A minimum bid price of US$1.00 per share for a period of ten consecutive trade days is required for Caledonia to regain compliance with the new listing requirements.  Caledonia was unable to regain compliance and on October 16th 1998, Caledonia announced that the NASDAQ Stock Market, Inc. would no longer quote Caledonia’s securities for trading.  In addition to trading on the Toronto Stock Exchange, Caledonia’s common stock commenced trading on NASDAQ’s OTC Bulletin Board system under the same symbol, CALVF, immediately after removal from the NASDAQ National Market.  In June 2005 Caledonia was admitted to the London Stock Exchange’s AIM market under the ticker symbol “CMCL”.

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

In August 2000, Caledonia was notified by its joint venture partner on its Mulonga Plain properties in Zambia that it had expended more than US$ 3 million on exploration on the properties and as such had earned a 60% interest in that property.  The joint venture party has continued work on the Mulonga Plain properties in 2004 and 2005 in its search for diamondiferous kimberlite pipes and has planned further exploration work for the 2006 exploration season.

In August 2005 the joint venture partners, Motapa Exploration Limited and Caledonia Western Limited, a fully owned subsidiary of Caledonia, formed Motapa Mining Limited, a Zambian company, to hold and maintain the licences of the Mulonga Plain JV on behalf of the JV partners.  At present Caledonia holds 40% of Mulonga Mining Limited, Motapa Exploration Limited holds the other 60%.

In August 2000, Caledonia concluded a deal with a major mining company whereby the company would   spend a total of $750,000 over a 3-year period on Caledonia’s Kikerk Lake diamond property in northern Canada to earn a 52.5% interest in the property from Caledonia who at that time held a 70% interest.  By the end of 2002 the mining group had spent in excess of $750,000 on the Kikerk property and had earned a 52.5% interest.  The joint venture parties have signed a 3-way joint venture exploration agreement in early 2002 and the operator of the joint venture has completed an approximate $1.5 million winter and summer exploration program in 2002 a further $600,000 program in 2003 and a $340,000 exploration program in 2004. Cost of exploration at Kikerk Lake in 2005 totalled $530,000. At the date of this report, the operator had not set a cost of its 2006 program of exploration expenditure.

In August 2000, Caledonia signed a heads of agreement with a major mining group over Caledonia’s Nama group licences in Zambia – the “Kalimba project”.  The mining group undertook to spend US$ 2,500,000 over a 4-year period to earn a 30% interest in the property by funding all of the exploration work on the Kalimba project.  The mining group could have increased its interest to 50% by spending a further $4,000,000 in the same 4-year period.  The mining group carried out exploration work on the Kalimba project between 2000 and March 2002 when it withdrew from the joint venture as part of its overall cutback in worldwide exploration.  The property is again fully owned by Caledonia.  Talks were held with another potential joint venture partner in 2002 but without any agreement being reached.  In late 2003 talks were held with a smelting company in Zambia regarding the sale of concentrates from Nama as smelter feed. Further discussions with the Zambian Smelter and other cobalt end-users were held in 2004.  Caledonia collected a 10-tonne bulk sample from Nama during the 3rd quarter of 2004 and conducted metallurgical tests to produce a concentrate and confirm whether or not the specifications required by the smelter can be met. The tests continued into the 1st quarter of 2005.  A letter of intent has been signed with one potential end-user for the long term supply of concentrate equivalent to 2,000 tonnes of Cobalt per annum. Long terms supply discussions are ongoing with a number of large end users of Cobalt

Caledonia has not been involved in any significant reorganization, mergers, receiverships or bankruptcies. In January 2002, Caledonia’s management service agreement with the Filon Sur Gold Mine in Southern Spain was effectively terminated due to the placing of Filon Sur into liquidation by its major shareholder.

In 2002, the Corporation raised about $ 4.2 million equity financing (net of fees) from private placements and a convertible debenture and about $1.5 million from the exercise of warrants. In early 2003, Caledonia raised approximately $1.2 million from equity financing (net of fees) from the portion of the private placement carried over from December 2002, about $1.2 million from the exercise of warrants and about $0.037 million from the exercise of share options. A second private placement in August 2003 raised a further $4.6 million (net of fees). For details of these equity financings and the sale of the warrants please refer to Note 4 of the Financial Statements on pages 31 and 32 of the 2003 Annual Report that are incorporated herein by reference or in Note 5 b (1), (3), (4) and (5) of the 2004 Annual Report that is incorporated herein by reference.

In 2004, a private placement and exercise of warrants raised $14.3 million net of financing costs. For details of this financing please refer to Note 4 b (6) of the Financial Statements on page 34 of the 2004 Annual Report that is incorporated herein by reference.

In 2005, two private placements and exercise of warrants raised $6.6 million net of financing costs. For details of this financing please refer to Note 5 (b) (4), (5) and (6) of the Financial Statements on page 37 of the 2005 Annual Report that is incorporated as Exhibit 14a herein by reference.

A full description of Caledonia's involvement in its various subsidiaries is given in section - 4 (B).  From time to time Caledonia receives mineral property and business proposals from third parties for review as potential investment opportunities.  The Board of Directors or the officers of Caledonia reviews and evaluates those opportunities of merit and interest to Caledonia.  In 2002, Caledonia decided to proceed with exploration of the “Rooipoort” property in South Africa following the review procedure outlined above.

With the imminent potential of improved political conditions in other Southern African countries, Caledonia is reviewing mining opportunities in certain of these countries.  These activities are and will be undertaken through joint ventures or direct exploration expenditures.

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

The operation at the mine in early 2001 and the latter part of the year was severely affected by wet weather that affected all of the feed sources to the plant and reduced production significantly.  Despite various efforts to reduce costs and increase production, operating losses were made throughout the year - especially from August 2001 onwards.  Despite seeking respite from the critical cash flow shortage by repeatedly attempting to obtain Government funding for the depressed Spanish mining industry, the mine was considered to be no longer a viable on-going operation and was accordingly placed into liquidation at a shareholders’ meeting in January 2002.  This effectively terminated Caledonia’s management services contract with the mine. Because there was no free cash from the mine in 2001 no fees were paid to Caledonia for management services during that period.

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

During 1997, prior to the suspension of activities, the mine was operating at a rate of

17,000 tonnes per month and the process plant was operating at about 20,000 tonnes per month of underground ore.  The plant has, in the past, processed oxide ore at rates in excess of 30,000 tonnes per month. Through 2000, operations remained suspended at Barbrook due to the continuing low gold price.  The underground mine was operated on a very small-scale basis in early-mid 2001 to generate cash flow to enable the plant and the mine to be re-started.  This operation was terminated in September 2001 due to uneconomic operation at the low production rate. The mine was returned to a care and maintenance basis. Reference is made to page 7 of the 2005 Annual Report for information on the reserves and resources, which information is incorporated herein by reference.

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

A number of alternative metallurgical circuits have been tested and circuit improvements have been identified.  In late 2003 and during 2004 Caledonia introduced new flotation equipment, organic carbon separation systems and concentrate oxidation technology at Barbrook to improve the gold recovery and therefore the production economics. Commissioning and modifying these circuit changes was completed in early 2005.  In late 2005, following the evaluation of “dense-media-separation”, ‘ultra-fine milling’ and ‘whole-plant Biox®’ metallurgical processes Barbrook undertook an expansion of the metallurgical plant to a design capacity of 15,000 tpm. This expansion incorporates ultra-fine-milling which was successfully tested on a pilot plant scale in mid 2005. Further information on the detailed work carried out in the Barbrook metallurgical plant is shown on pages 10, 11 and 12 of the 2004 Annual Report that is incorporated herein by reference and pages 10 and 11 of the 2005 Annual Report that is incorporated herein by reference

In 2005, following the delineation of additional ore immediately west of the Taylors it was decided to develop mining operations on the upper levels of Taylors and easterly along strike towards the Crescent area and on the Zwartkoppies line in order to provide additional ore to the expanded metallurgical plant. Development of a shaft system to access Taylors (on the Barbrook line below the 10 level was reviewed and a vertical shaft selected.  Minor changes were required to the shaft work started in 2004.  In October 2005 shaft development was temporarily deferred to allow Barbrook’s resources to be concentrate on the plant expansion.  A suitable hoist has been purchased and will be installed and commissioned during 2006.  Further information on exploration and mining at Barbrook is shown on pages 6, 7, 10 and 12 of the 2005 Annual Report that is incorporated herein by reference.

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

A full geological review of the Eersteling property, including the mine plans and other technical data, was commenced in October 2004.  The resources at Eersteling were evaluated and a development program prioritized.   Fieldwork in 2005 focussed on mapping and re-sampling known mineralized reef structures.   Details of this program are contained in page 13 of the 2005 Annual Report, which is incorporated herein by reference.

Platinum/Base-metals Properties:

 In 2002, Eersteling obtained the Rooipoort platinum prospect from Anglo American Platinum Corporation (Amplats). The property is about 30 km south-west of the Eersteling metallurgical plant and is located in an area that is presently undergoing a surge in platinum group metal exploration.

Following upon the successful 2003/2004 drilling, a further 342 hectares of prospecting rights were purchased in the Grasvally area contiguous to the southern boundary of Rooipoort.

To date Caledonia has drilled a total of 18,450 meters in 54 holes on the Rooipoort/Grasvally platinum exploration project.  This drilling covers the full 6km strike length that makes up the project area.

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

In September 2005, an independent resource estimate was calculated and incorporated into a NI 43-101 report by RSG Global of Australia.  The results of this estimate are:

Inferred Resource [At 0.5g/t 2PGE+Au and 900m base (200m below surface)
Zone	Ave true width	Tonnes	2PGE+Au	Pt	Pd	Au	Ni	Cu
	(m)			g/t			%
M2	1.8	12,791,200	1.34	0.42	0.83	0.10	0.20	0.12
L3	1.3	5,337,154	1.15	0.59	0.51	0.05	0.15	0.10

.

The resource estimate is the work of Dr. Julian Verbeek supported by Mr. Ken Lomberg, both of RSG Global

In March 2006 Caledonia concluded an agreement on behalf of Eersteling to acquire 100% interest in prospecting rights on properties immediately adjacent to the Western and Southern boundaries of Rooipoort/Grasvally from Falconbridge Ventures of Africa (Pty) (“Falconbridge”).  This acquisition provides an extensive new target area of PGE mineralisation, which Caledonia will explore once the transfer of prospecting rights has been completed.

Gold Exploration Properties: In 2003, Eersteling identified a near-surface gold exploration prospect (“Roodepoort”). In 2004, Eersteling tested this Roodepoort gold property, located 22 km north east of the Eersteling mine area and 8 km east of the Zandrivier mine area. Roodepoort is situated on an area of historical gold mining and an unusual gold-bearing albitite intrusive (a hydrothermally altered granodiorite). A diamond drill program, consisting of three angled (-45º) core holes, was completed during September 2004.  Although some results are interesting, the best intersections are 100m deep and are not reflected in the results from the other holes drilled.  These intersections are believed to correspond to the down dip extension of a number of old workings to the east whose workings extended to the 30m level. Caledonia has on a further review of the drill core, concluded that the potential for an open-pit operation, based on reported gold mineralization in the albitite, as previously envisaged requires further exploration.  Additionally the potential also exists for narrower higher-grade vein mineralization on this property that will require further evaluation as a source of ore for the Eersteling metallurgical plant.

Reference is made to page 7 and 8 respectively of the 2005 Annual Report for information on the resources of Barbrook and Eersteling and on pages 12 and 13 for a description of the Roodepoort gold and the Rooipoort/Grasvally platinum prospects, which information is incorporated herein by reference.

Because of the poor liquidity of trading (minorities holding 3.6% of the shares) and the high costs of maintaining Eersteling Gold Mining Company Limited (“Eersteling”) as a listed company, Caledonia redeemed the minority shareholders and subsequently delisted Eersteling from the Johannesburg Stock Exchange (“JSE”) in mid-2004.

(4)

General Comments

Caledonia’s activities are centered in Southern and Central Africa and in Northern Canada.  Generally, in the gold mining industry the work is not seasonable except where heavy seasonal rainfall can affect surface mining or exploration.  Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time.  However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment etc. if these are economically beneficial to its operations. For example, at the present time Caledonia’s subsidiary, Barbrook Mines Ltd, has negotiated a license agreement with Biomin Technologies SA of Switzerland to allow Biomin’s “BIOX®” process and has purchased specialized equipment such as the Kemix/Anglo American leach pump-cells, the G-Cell cleaner flotation cells, the Aachen high-efficiency oxygen dispersers and the Deswik ultra-fine mill that are currently used at the Barbrook Gold Mine.  Additional details of the BIOX® process are given on page 11 of the 2004 Annual Report which is incorporated herein by reference.

All mining and exploration activities are conducted under the various Economic, Mining and Environmental Regulations of the country where the operations are being carried out.  It is always Caledonia’s standard that these regulations are complied with by Caledonia otherwise its activities risk being suspended.

(5)

Exploration and Development properties

As in 2003 and 2004, Caledonia continued to focus its efforts in 2005 on those exploration properties with the greatest potential in Africa and in Northern Canada.  In 2001, Caledonia obtained interests in the Konkola West property in Northern Zambia and the Pruissen and the Vier-en-Twintig Rivier properties in the Limpopo Province of South Africa. In 2002, Caledonia obtained a 100% interest in the Rooipoort platinum prospect, also in the Limpopo Province of South Africa.  Due to their lower prospectivity than Caledonia’s other exploration properties, the option agreements at the Pruissen and Vier-en-Twintig properties were dropped in 2002.  In 2003, Caledonia added the Lukulu license area in Western Zambia to the Mulonga Plain Joint Venture lands. In late 2003 and early 2004 Caledonia increased its property holdings adjacent to its Rooipoort platinum project in South Africa in the Grasvally area more fully described in clause 3 above.

Reference is made to pages 4, 5 and 6 of the 2001 Annual Report which was incorporated into the 2001 Form 20F and pages 4 to 8 inclusive of the 2002 Annual Report for historic information on Caledonia’s exploration and development properties which information is incorporated herein by reference. Further information on the more current exploration and project development is shown on pages 12 to 17 of the 2005 Annual Report which information is incorporated herein by reference.

(C)

Organizational Structure - Significant Companies

AFRICA:

Zambia:

Caledonia Mining Corporation owns 100% of the shares of the following Zambian registered and incorporated companies:

- Caledonia Mining (Zambia) Limited

- Caledonia Western Limited

- Caledonia Nama Limited

- Caledonia Kadola Limited

These companies are collectively known as "Caledonia Zambia" throughout this Form 20 F. However, on the joint venture on the Mulonga Plain properties, the other parties have now obtained a 60% interest after spending in excess of US$ 3,500,000. The joint venture parties have now spent in excess of US$ 5.5 million on the Mulonga Plain joint venture property. In August 2005, these properties, that are the sole assets of Caledonia Western, were transferred to Mulonga Mining Limited, a new Zambian company in which Caledonia holds a 40% interest.

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

Caledonia owns two gold assets in South Africa that were placed on “care and maintenance” in 1997. These are the Eersteling gold mine in Limpopo Province and the Barbrook gold mine in the Mpumalanga Province. These mines have previously been discussed in sections 4.B.2 and 4.B.3.  Both of the mines and plants produced a dore bar product, which was sold to a South African refining company.  Generally the gold content of the dore was in excess of 90% with silver and copper making up the other 10%.  As discussed earlier, the Barbrook mine was rehabilitated in 2002 and early 2003 and re-commenced limited gold production during the second half of 2003, production continued through 2004 and 2005. The Eersteling mine may be re-habilitated in the future, dependant on exploration results from the survey and sampling programs and if a sustainable economic Rand price of gold prevails.

Reserve and resource estimates for the Barbrook Gold Mine and a resource estimate for the Eersteling Gold Mine are available on pages 7 and 8 of the 2005 Annual Report which information is incorporated herein by reference.  The Barbrook reserve and resource estimates were certified by Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant and “Independent Qualified Person” as required by National Instrument 43-101 of the Canadian Securities Administrators.  The resource estimate for the Eersteling Gold Mine is a historic resource estimate and is qualified as such on page 9 of the 2005 Annual Report which information is incorporated herein by reference. A resource estimate for the Rooipoort/Grasvally platinum exploration project is given in Section 4 B (3) to this Form 20F.

Production results for the Barbrook Mine in 2005 are available on page 10 of the 2005 Annual Report which information is incorporated herein by reference.

4A

UNRESOLVED STAFF COMMENTS

Not required as the company is not an accelerated filer or a well –known seasoned issuer.

5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 A

Operating Results

A discussion on the ‘Operations’ for 2005 is shown on pages 10 to 12 of the 2005 Annual Report of  Caledonia under section "Management Discussion and Analysis – ‘Operational Review’ which are incorporated herein by reference. Discussions on the   “Financial Results and Liquidity” are shown on pages 18, 19 and 20 of the 2005 Annual Report, which are incorporated herein by reference.

Reference is made to pages 45 to 48 of the 2005 Annual Report GAAP reconciliation (Note 15) for the impact of the difference between Canadian and U.S. accounting principles - the Public Accounting Oversight Board (United States) on the operations of Caledonia, which are incorporated herein by reference.

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

2.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook re-commenced commercial operations during 2003 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing. During non-producing periods, no amortisation is recorded.

3.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Barbrook re-commenced commercial operations during 2003 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties, which are held by Caledonia, or through its participation in joint ventures, are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned.

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

Caledonia had three major capital expenditure programs for the year 2005 that included the Rooipoort platinum exploration project, the Roodepoort/Eersteling mine gold exploration projects and the previously discussed plant expansion and commissioning of its Barbrook mine.  The major capital expenditure commitments for the year 2006 are the commissioning of the metallurgical plant expansion at its Barbrook Mine that requires capital expenditure of about US$0.5. It is planned to carry out further drilling on the Rooipoort/Grasvally platinum group metals property to evaluate recently identified exploration targets, drill gold exploration targets on the Eersteling mine property and additional bulk sampling and pilot-plant test at the Nama cobalt/copper property in Zambia.

B

Liquidity and Capital Resources

A discussion on the ‘Liquidity and Capital Resources’ for 2005 and its comparison to 2004 is given in the 2005 Annual Report of Caledonia under the section "Management Discussion and Analysis – ‘Liquidity and Capital Resources’ and ‘Uses of Liquidity’”. These are shown on pages 18 and 19 of the 2005 Annual Report, which section is incorporated herein by reference.

Reference is also made to the Section 3 D above, titled “Risk Factors” for further information concerning liquidity and capital resources.

Reference is made to the “Comments by Auditors for U.S. Readers on Canada-US Reporting Conflict” which is shown on page 26 of the 2005 Annual Report and which is incorporated here by reference.

The cash flows from operations and investing activities has varied between 2002, 2003, 2004 and 2005.  Cash is invested in an interest-bearing money market fund.  In 2002, financing by private placement and exercise of warrants raised $5.2 million, net of fees. This allowed repayment of loans in an amount of S1.0 million by a combination of $0.4 million in cash and the issuance of shares. In 2003, financing by private placements and the exercise of warrants and share options raised $9.459 million net of fees and in 2004, financing by private placements and the exercise of warrants raised $14.314 million net of fees. In 2005 financing by private placements and exercise of warrants raised $6.6 million net of fees. An additional $1.475 million net of fees was raised in the first quarter of 2006 from additional tranches of the December 2005 placement.  These transactions are discussed in more detail later in this section.

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

 In 2003, cash to continue operations was obtained by the issuance of share capital from private placements and from the exercise of warrants or share options. Due to unexpected metallurgical recoveries the positive cash flow from the restart of Caledonia’s Barbrook gold mine did not materialize. In the 1st quarter of 2003, an amount of about $2.39 million, net of financing costs was raised from the portion of the private placement financing carried over from December 2002, the exercise of warrants and share options. A further $4.6 million (net of costs) was raised by private placement in August 2003. In April 2004, the company raised a net amount of $14.3 million from private placements and from the exercise of warrants. In June 2005, Caledonia raised $3.03 million, net of costs, from private placements in conjunction with listing on the London Stock Exchanges AIM market. A further $3.56 million, net of costs, was raised in 2005 from exercise of warrants and from a private placement.  In the 1st quarter of 2006, an amount of $1.48 million, net of financing costs was raised from the portion of the private placement financing carried over from December 2005, The funds raised by the 2005/6 financing will mainly be used on activities which will allow Caledonia to complete the expansion and commissioning of the plant expansion and make capital additions to the Barbrook mine, for drilling the Eersteling gold and the Rooipoort and Grasvally platinum projects in South Africa and additional  sampling of material from  Caledonia’s Nama copper/cobalt project in Zambia and for general corporate purposes. Should additional funding be required it is likely that the company will raise further funds by private placement financings with arms-length subscribers, as has been its practice in recent years.

C

Research and Development, Patents and Licenses, New Technology, etc.

Except for minor expenditures, $10,000 in 1999 and a similar amount in 2001, Caledonia has carried out no work on research and development over the past 5 years.  In 1999, a small amount was spent on research of three flotation concentrates from Caledonia’s Barbrook Gold Mine by the EMR Microwave Technology Corporation to develop the potential of a new processing route to recover gold from the three refractory concentrates.  The preliminary results from the tests were inconclusive and it was decided to suspend further tests until the microwave technology process was more industrially developed.  Generally, the R & D work by Caledonia is limited to the development of more efficient metal extraction procedures.  In 2001, development work was carried out on a sample of ore from the Taylor’s section of the Barbrook Mine at the Mintek Laboratory in South Africa.  A bulk flotation concentrate was produced from the ore and tested for oxidation and gold recovery procedures. These tests were carried out to try to attain a relatively inexpensive oxidation of the refractory minerals present and a higher gold recovery using the “resin-in-leach” process rather than the “carbon-in-leach" previously used at Barbrook. The “oxidation” test work proved to be inconclusive but the “resin-in-leach” process tested, incorporating kerosene or diesel addition to blind the carbonaceous material in the Barbrook ore that are highly preg-

robbing, gave consistently higher gold recoveries in the leach process. The “resin-in-leach” process was included in the metallurgical plant at Barbrook. Management also decided that the Anglo American Corporation/Kemix’s pump cell technology would be incorporated into the new resin-in-leach circuit. The metallurgical circuit has included flash flotation and the Knelson gravity concentration technology in the gold milling circuit to aim to increase early gold recovery and reduce gold lock up in the primary mill. The metallurgical circuit also includes two G-cell flotation cleaner cells that are designed to increase the gold grades reporting to the regrind and leach circuits and two Aachen reactors which provide high-intensity oxidation and should result in higher gold recovery for the Taylor’s ore. During 2004, Caledonia’s subsidiary, Barbrook Mines Ltd, negotiated a license agreement with Biomin Technologies SA of Switzerland to allow Biomin’s “BIOX®” process   to be used at the Barbrook Gold Mine. Additional details of this process are given on page 11 of the 2004 Annual Report which is incorporated herein by reference.  The 2005 metallurgical plant expansion at Barbrook incorporated much of the technology used earlier including flash flotation, a larger Aachen oxidation reactor, a Deswik ultra-fine mill and larger cells in the resin-in-leach circuit.

D

Trend Information

Following the closure of the Filon Sur gold mine in January 2002, Caledonia has not had any involvement in producing operations until 2003. The Barbrook gold mine was restarted in the 2nd quarter of 2003. The possible re-commencement of the Eersteling gold mine will depend on the price of gold, the Rand / US$ exchange rate and the results of the Eersteling exploration program, all of which have been discussed previously in this report. Caledonia will continue to raise finance from time to time as needed to continue in business until its operations are self funding. Until this self-financing is achieved it is likely that the practice used in previous years of entering into private placements with arms-length subscribers will continue. Similarly, as in the past, to minimize its own cash expenditures on its portfolio of exploration properties, Caledonia will continue, where possible and desirable to joint venture certain of its properties to major mining companies.

E.

Off-balance sheet arrangements

The company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

 The company does not have any significant long-term contractual obligations or commercial commitments other than its responsibilities pursuant to two joint venture agreements. The company has minor obligations in respect of licence fees for its exploration and mining properties some of which are paid by Caledonia’s joint venture partners.

6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A

Directors and Senior Management

A list of the directors and the officers of Caledonia is given on page 49 of the 2005 Annual Report that is incorporated by reference.  A brief profile of each of the Directors and the senior management is given below:

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

Christopher Harvey, LRIC, HNC (Chem.), Director, Company Secretary and Technical Director

A Chemistry graduate from Wigan Mining College, Mr. Harvey has spent his career in the international mineral processing industry. Prior to immigrating to Canada in 1987 he worked for the Anglo American Group in a number of senior metallurgical positions. These included projects associated with gold and copper/cobalt production, gold, uranium and sulfuric acid production from old gold tailings and the investigation and development of a copper/cobalt flow sheet. Mr. Harvey joined Doelcam, a predecessor company of Caledonia in 1989 as Vice-President Operations and was responsible for a number of property evaluations in several countries. He was appointed Senior Vice President of Caledonia at its inception in 1992 and has been a Director since 1993.  He has since held a number of senior positions within the company and was the company's Technical Director until December 2005 when he retired. He continues as a Director of Caledonia.  From late 1996 to the end of September 1998, Mr. Harvey was seconded to Filon Sur in Spain for the construction, commissioning and ongoing operation of the expansion to the heap-leach expansion project. He has also coordinated metallurgical studies for most of the company's projects, such as the Nama copper/cobalt project, the Eureka copper/gold project and the Kadola copper project in Zambia, Barbrook gold mine refractory gold recovery project and the provisional Rooipoort platinum project in South Africa and the Cononish gold project in Scotland.

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

Rupert Pardoe – Non-executive Chairman

Rupert Pardoe graduated from the University of Cape Town with a BA in Comparative African Government and Law and completed his honors degree cum laude in Development Administration and Politics at the University of South Africa. After a year in Paris, studying at the Sorbonne, he joined Anglo American as a management trainee in 1981, where he held various roles over a twenty year period, including Personal Assistant to Gavin Reilly, then Chairman, Finance Director of Anglo American Industrial Corporation (AMIC) and Finance Director of the Corporation from 1997 to 2001.  Mr. Pardoe was also a member of the Corporation’s Executive Committee, Audit Committee, Administration Committee and Credit Committee, which he chaired.  He was also a member of the Investment Committee of Anglo American plc. At ABSA, he was a member of the Group Executive Committee and its Group Investment Committee. He was also Chairman of both ABSA’s Retail Bank Board and its Commercial Bank Board.

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

B

Compensation

The amount of compensation paid, and benefits in kind granted to Caledonia’s directors and senior management is given under the "Summary Compensation Table" on page 4 of the 2006 Management Proxy Circular to the shareholder that is incorporated herein by reference.  This table lists the compensation to the three executive directors and to Messer’s. Poad, Du Plessis and Tombs.  As stated in the notes to the table, in view of the cash situation of Caledonia, senior management deferred receiving a part of their salaries in 1999, 2000 and 2001.  No compensation was deferred in 2002 or 2003. Some deferred compensation was paid during 2003 and 2004. In addition to the compensation listed in the “Summary Compensation Table” Mr Jonsson received $17,015 in payment of legal services provided to the Corporation, Mr Pardoe was paid $274,800 in consulting fees for 2005.At December 31, 2005 there was $ 48,520 in deferred directors compensation owing to Messrs Fasel, Forrest and Jonsson.

There was a $ 5,000 fee paid to each of the directors annually until 2003. This was increased to $10,000 annually in June 2004 with the fee for 2004 being calculated pro-rata as $7,500. Mr. Fasel who was appointed at mid-year received $5000 for 2004. The adverse cash situation from 1999 to 2001 caused each of the directors to defer receiving this fee since 1998. However during 2003, the deferred director’s fees owing to all directors, and amounting to $20,000 each, were paid out in full. There were no stock options awarded to senior management or the directors in 1999, 2000 and 2001. In 2002, a total of 10,000,000 stock options were granted to the directors of Caledonia. The exercise price of the options was $0.235 and the options expire in April 2012. A total of 225,000 options were granted to officers of Caledonia at $0.35 and expiring in June 2012. Mr. J. du Plessis, the General Manager - South Africa, was granted 500,000 share options with an exercise price of $0.28 and an expiry date of November 03, 2013 when he joined the company in 2003. Mr. du Plessis left the company’s employ in April 2005 and his options were cancelled. In April 2004, 1,010,000 stock options were granted to an officer and senior management of Caledonia with an exercise price of $0.26 and an expiry date of April 29th 2014.  Mr. Roland Fasel was granted 200,000 stock options with an exercise price of $0.26 and an expiry date of August 2014 on his appointment to the Board of Directors.  An amount of 50,000 of these options vested effective as of the date of his appointment, the remainder will vest in lots of 50,000 on the first, second and third anniversaries of his appointment.  Mr. Pardoe, the Chairman of the Corporation was granted 4,000,000 stock options on his appointment as a director and chairman in February 2005 with an exercise price of $0.11 and expiring in February 2015. An amount of 2,000,000 options were granted in February and the remaining 2,000,000 options will be vested in February 2006. The total share options granted to the senior management, in 2005 and prior years are given in the table "Summary Compensation Table" on page 4 of the 2006 Management Proxy Circular to the shareholder that is incorporated herein by reference.

Caledonia does not have a bonus or profit-sharing plan.  Caledonia does not have a pension, retirement or similar benefits scheme.

C

Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders.  The officers hold their positions subject to being removed by resolution of the Board of Directors. Furthermore, the "Election of Directors" is discussed on pages 1 and 2 of the 2006 Management Proxy Circular that is incorporated herein by reference.  The Table on page 2 of the 2006 Management Proxy Circular provides the term of office for each director.  In addition, the shareholdings of those directors named on the table hold about 0.021% collectively of the total shares of Caledonia outstanding at December 31, 2005.  Officers of Caledonia who are not directors do not own any shares as at December 31, 2005.

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for (i) a "Key Executive Severance Protection Plan" between Caledonia and two of its directors - namely Mr. S. Hayden and Mr. F. C. Harvey dating from 1996, (ii) the indirect employment of Caledonia’s president and CEO through a management and administrative agreement and (iii) an employment contract with a director, Mr. J. Johnstone.  The “Severance Plan” calls for severance payments to these executives if employment is terminated as a result of a change of control of Caledonia.  Mr. Johnstone’s employment contract with Caledonia has a termination clause whereby Mr. Johnstone is paid a severance payment of one year of salary in the event of his termination due to change of control or without cause. The Corporation has Appointment Letters with each of the other directors; there is no allowance for any termination benefit in these agreements.

Details concerning Caledonia’s Board Composition, Audit, Compensation, Nominating and Corporate Governance committees are given in the 2006 Management Proxy Circular on pages 6 to 10 which are incorporated herein by reference.

 The following directors are members of the following committees:

AUDIT	COMPENSATION	NOMINATING	GOVERNANCE
Mr. C. Jonsson	Mr. C. Jonsson	Mr. R. Pardoe	Mr. R. Pardoe
Mr. R. Fasel	Mr. R. Pardoe	Mr. R. Fasel	Mr. I. Forrest
Mr. I. Forrest	Mr. I. Forrest		Mr. C. Jonsson
	Mr. S. Hayden		Mr. S. Hayden

Prior to Mr. Fasel’s appointment to the Board of Directors and to the Audit committee in August 2004, Mr. Hayden was a member of the Audit committee.

Terms of reference of the Audit Committee and the Compensation Committee are given in the Charter of the Audit Committee and the Charter of the Compensation Committee respectively. The Charter of the Compensation Committee is attached to the 2006 Management Proxy Circular attached as Appendix C which is incorporated herein by reference. The Charter of the Audit Committee is available on the company’s website at www.caledoniamining.com or on request from the Corporation’s offices listed in Section 4A of this report.

D

Employees

The average, approximate number of employees, their categories and geographic location for each of the last 3 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location etc	2003	2004	2005
Total Employees
Canada (Head Office)	3	3	3
South Africa (Head Office)	9	9	9
South Africa (Mine Security and Operations
and Exploration)	250	315	496
Zambia (Head Office and Security)	8	8	8
Total Employees at All Locations	270	335	516

Management and Administration:

Employee Location etc.
Canada (Head Office)	3	3	3
South Africa (Head Office)	5	6	6
South Africa (Exploration and Operations)	7	7	9
Zambia (Head Office and Security)	2	2	2
Total Management and
Administration	17	18	20

E

Share Ownership

As of the date of the 2006 Management Proxy Circular (March 16th, 2006) the individual share ownership of each of the directors of Caledonia is depicted in the Table on page 2 of the Management Proxy Circular that is incorporated herein by reference. The combined total share ownership of Caledonia’s directors, senior management and officers is less than 1% of the total issued common shares.

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

SHARE OPTION REGISTER LISTING OF OPTIONS OUTSTANDING as of December 31st 2005

		Option Price	Option Expiry	Options
Name	Plan	Cdn. $	Date	O/S
Forrest, W.I.L.	1996 Plan	0.33	Feb. 09, 2008	66,000
Forrest, W.I.L.	2002 Plan	0.235	Apr. 24, 2012	500,000
Forrest, TOTAL	All Plans			566,000
Harvey, F.C.	1996 Plan	0.33	Feb. 09, 2008	135,000
Harvey, F.C.	2002 Plan	0.235	Apr. 24, 201	2,000,000
Harvey TOTAL	All Plans			2,135,000
Hayden, S.	1996 Plan	0.33	Feb. 09, 2008	175,000
Hayden, S.	2002 Plan	0.235	Apr. 24, 2012	4,000,000
Hayden, TOTAL	All Plans			4,175,000
Johnstone, J.	1996 Plan	0.33	Feb. 09, 2008	135,000
Johnstone, J.	2002 Plan	0.235	Apr. 24, 2012	2,000,000
Johnstone, TOTAL	All Plans			2,135,000
Jonsson, C.R.	1996 Plan	0.33	Feb. 09, 2008	66,000
Jonsson, C.R.	2002 Plan	0.235	Apr. 24, 2012	1,450,000
Jonsson, TOTAL	All Plans			1,516,000
Poad, S.W.	1996 Plan	0.33	Feb. 09, 2008	80,000
Poad, S W.	2002 Plan	0.345	June 02, 2012	150,000
Poad, S.W.	2002 Plan	0.26	Apr.29, 2014	200,000
Poad, TOTAL	All Plans			430,000
Smith, J.	1996 Plan	0.33	Feb. 09, 2008	80,000
Smith, J	2002 Plan	0.345	June 02, 2012	75,000
Smith, TOTAL	All Plans			155,000
Fasel, R	1995 Plan	0.26	Aug. 15, 2014	200,000*
Fasel, TOTAL	All Plans			200,000*
Tombs, MD	2002 Plan	0.26	Apr. 29, 2014	100,000
Tombs, TOTAL	All Plans			100,000
Pardoe, R	2004 Plan	0.11	Feb. 15, 2015	4,000,000**
Pardoe, TOTAL	All Plans			4,000,000**
Blaine, J.	2002 Plan	0.26	Apr.29, 2014	200,000
Blaine, TOTAL	All Plans			200,000
Lawson, A	1995 Plan	0.26	Apr. 29, 2014	60,000
Lawson, TOTAL	All Plans			60,000
Pearton, T	1995 Plan	0.26	Apr. 29, 2014	150,000
Pearton, TOTAL	All Plans			150,000

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

•

* An amount of 50,000 or 25% of the stock options awarded to Mr. Fasel vested on his appointment as Director in August 2004. An amount of 50,000 stock options will vest on each of the first, second and third anniversaries of his appointment.

•

** In February 2005 4,000,000 stock options were awarded to Mr. Pardoe on his appointment as a Director.  Of these, 500,000 stock options vested immediately, the remainder vest in quarterly tranches each of 500,000 options commencing on June 30, 2005.

 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Significant shareholders

To the best of Caledonia's knowledge, as of February 28, 2006 there is 1 known shareholder and 2 depository trusts that beneficially own, directly or indirectly, or exercise control or direction over more than 5% of the voting shares of Caledonia.  As at February 28, 2006 Caledonia had 386,152,762 shares outstanding and the known shareholders and depository trusts holding more than 5% of the shares of Caledonia are given in the table below:

Name of Shareholder	Number of Shares Held	% of Shares Issued
CDS & Co. NCI Accounts	205,301,451	59.26%
CEDE and Co.	78,150,499	24.95%
Suborad S.A.	22,725,000	5.88%

The only shares issued by Caledonia are common shares.  Although Caledonia has an unlimited number of preferential shares available for issue, none of these have yet been issued. Caledonia’s major shareholders have the same voting rights as the other shareholders of Caledonia.

To the best of the knowledge of Caledonia, the portion of the common shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Shares Issued
USA (Host country)	89,957,944	23.3%
Canada	206,493,409	53.5%

Geographic Area	Number of Shares Held	Percentage of Shares Issued
Europe	25,185,851	6.5%
Other	64,515,581	16.7%

There are 1,294 record holders listed by Equity Transfer Services Inc. in Toronto, Canada that includes the two large depository trusts - CEDE & Co. and CDS & Co.

Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

B

Related party transactions

Until June 30, 2004, Caledonia has paid a company that employs Caledonia’s President and CEO, a fee of $180,000 per annum in terms of the management and administration services agreement. This agreement, which has not changed for several years was renegotiated in 2004 such that the fee for the period July to December 2004 would increase equivalent to $270,000 per annum and then in January 2005 to $360,000 per annum. During 2005, a travel and entertainment allowance of $80,672 was also paid out.

Caledonia pays Doelcam Inc. on a per diem rate for financial and administration services. Caledonia’s Controller is a major shareholder in Doelcam Inc.  Caledonia leases office premises in South Africa from a company of which the family of Caledonia’s President and CEO are shareholders. During 2005, Caledonia paid consulting fees to the Chairman of the Board and legal fees to a Director. Note 11, on page 39 of the 2005 Audited Financial Statements fully details the related party transactions, and forms part of the 2005 Annual Report that is herein incorporated by reference.

C

Interests of experts and counsel

Not required, as this is an “annual report under the Exchange Act”.

FINANCIAL INFORMATION

A

Consolidated Statements and Other Financial Information

Attached as Exhibit 14a is the 2005 Annual Report of Caledonia, which reports include the audited financial statements of Caledonia and which are incorporated herein by reference. Note 15 of these financial statements titled "Generally Accepted Accounting Principles in Canada and the United States" compares the differences in GAAP between the two countries.

The 2005 consolidated financial statements have been audited by BDO Dunwoody LLP and comprise the following:

Auditor’s report

Balance sheet

Income statement (Statement of Operations)

Statement of deficit

Statement of cash flows

Summary of significant accounting policies

Notes to the financial statements

Note 5 of the 2005 financial statements – “Share Capital” which is incorporated herein by reference, shows the changes, in share capital since 31st December 2002.

The 2005 financial statements cover the period from 2003 to 2005 and thus cover the requirements for the Form 20F disclosure.

Export sales are not a significant portion of the sales volume.

Caledonia has no significant ongoing legal or arbitration proceedings at the 31st December 2005. To the best knowledge of Caledonia, neither any of its directors or senior management or its affiliates is a party adverse to Caledonia or its subsidiaries, or has a material interest adverse to Caledonia or its subsidiaries. However, in April 2001, Caledonia initiated civil legal proceedings against Mr. Gert Jordaan the principal of Spring Hills Trading to recover damages resulting from its non-fulfillment of its obligations in respect of its agreement with Caledonia for the purchase of a 49% interest in the Barbrook and Eersteling mines in South Africa. Mr. Jordaan has been declared insolvent and Caledonia, Barbrook and Eersteling have received a portion of the monies owed to them from the Liquidator of Jordaan's estate

The Company has never paid or declared cash dividends on Common Stock.

THE OFFER AND LISTING

Caledonia’s stock trades on the Toronto Stock Exchange under the symbol "CAL"  on the NASDAQ Stock Exchange’s "Over-the-counter Bulletin Board" under the symbol "CALVF"and since June 2005 on the AIM market in London, England under the symbol “CMCL”

The trading history is as follows:

(a)

5 Year Market Trading Record

Stock Exchange	2001	2002	2003	2004	2005
TORONTO
High	$0.09	$0.50	$0.61	$0.465	$0.18
Low	$0.03	$0.05	$0.22	$0.12	$0.10
Volume	22,309,687	80,447,746	99,233,133	56,933,982	61,213,974
NASDAQ (US$)
High	$0.06	$0.281	$0.39	$0.37	$0.15
Low	$0.02	$0.04	$0.16	$0.10	$0.08
Volume	74,714,400	271,403,969	440,810,918	210,251,339	105,151,100
LONDON (UK pence)
High	-	-	-	-	6.25p
Low	-	-	-	-	4.50p
Volume	-	-	-	-	856,154

(b)

2 Year Market Trading Record by Quarter – 2003, 2004 and 1st Quarter 2005 (January and February)

Stock Exchange	London AIM		TSE		NASDAQ
Share Price	High	Low	High	Low	High	Low
2004 - 1st Qtr.	-	-	$0.470	$0.320	$0.37	$0.25
- 2nd Qtr.	-	-	$0.350	$0.205	$0.27	$0.15
- 3rd Qtr.	-	-	$0.235	$0.170	$0.18	$0.13
- 4th Qtr.	-	-	$0.225	$0.120	$0.18	$0.10
2005 - 1st Qtr.	-	-	$0.1650	$0.100	$0.14	$0.08
- 2nd Qtr	6.25p	4.50p	$0.180	$0.100	$0.15	$0.08
- 3rd Qtr	6.25p	6.00p	$0.155	$0.105	$0.13	$0.09
- 4th Qtr	6.25p	5.50p	$0.135	$0.100	$0.12	$0.08
2006 – 1st Qtr to Feb. 28th	7.25p	5.50p	$0.190	$0.105	$0.16	$0.09

(c)

6 Month Market Trading Record by Month – September 2005 to February 2006

Stock Exchange	London AIM		TSE TSE		NASDAQ TSE
Share Price	High	Low	High	Low	High	Low
September 2005 20020052005	6.25p	6.00p	$0.155	$0.105 $0.11	$0.13	$0.09
October 2005	6.25p	5.75p	$0.135	$0.105	$0.12	$0.09
November 2005	5.75p 5.75p	5.50p 5.5p	$0.120	$0.100	$0.10	$0.08
December 2005	5.50p 5.5p	5.50p 5.5p	$0.135	$0.105	$0.12	$0.09
January 2006	7.25p 7.25p	5.50p 5.5p	$0.190	$0.105	$0.16	$0.09
February 2006	7.25p	7.00p	$0.165	$0.125	$0.15	$0.11

B

Plan of distribution

Not required, as this is an “annual report under the Securities Act”.

C

Markets

Please refer to section 9A of this Form 20F for details of Caledonia’s trading history on the Toronto Stock Exchange and the NASDAQ OTCBB exchange. The Corporation was listed on the London Stock Exchange’s “Alternative Investment Market (“AIM”) under the symbol “CMCL” on June 27, 2005. Please refer to section 9A of this Form 20f for details of Caledonia’s trading history on AIM .

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

The Company’s chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in 17 CFR 240.13a-15(e) or 240.15d-14(c) under the Exchange Act), as of the year end of December 31, 2005.  Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

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

Audit Fees

(a)

(a)

For 2004 Caledonia’s audit fees were approximately $145,000. The audit fees for 2005 are estimated to be about $165,000.

(b)

Nil.

(c)

Nil.

(d)

Nil.

(e)

(e)

Prior to the start of the audit process, Caledonia’s audit committee receives an estimate of the costs, from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the audit committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

(f)

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

PART 3

17.

FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of Caledonia at December 31, 2005, 2004 and 2003 are set forth in the Registrant's 2005 Annual Report that is incorporated herein as Exhibit 14a by reference.

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

19.         EXHIBITS

The following Financial Statements and Exhibits are attached to and form part of this

Statement and are incorporated herein by reference:

12.   Certifications Pursuant to Rule 13a-14(a)(17CFR240.13a-14(a) or Rule 15d-14(a)(17CFR240.15d-14(a).

13.

A Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.a

Caledonia Mining Corporation, 2005 Annual Report.

14.b

Caledonia Mining Corporation, 2006 Management Proxy Circular.

14.c

Schedules.

14.d

Mineral Properties.

14.e

Summary of Independent Qualified Person’s Report – “Barbrook Mines Limited”.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [Annual Report] on its behalf.

DATED at Mississauga, Ontario, Canada, on the 31st day of March 2006.

CALEDONIA MINING CORPORATION

Per:

(Signed)  J. Johnstone

Chief Operating Officer & Director

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

Date:     March 31st  2006

(signed) S.E. Hayden

President and CEO

CERTIFICATIONS

I  Michael D. Tombs certify that:

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

Date:     March 31st 2006

(signed) M.D. Tombs

Vice- President Finance and CFO

EXHIBIT #13

CALEDONIA MINING CORPORATION

Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Stefan E. Hayden, President and Chief Executive Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Michael Tombs, Vice President Finance and Chief Financial Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Caledonia.

By:   (signed) M.D. Tombs

Michael D. Tombs, Vice President Finance and Chief Financial Officer

Caledonia Mining Corporation

A signed original of this written statement required by Section 906 has been provided by Mike D. Tombs and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT #14a

CALEDONIA MINING CORPORATION

2005 ANNUAL REPORT

2005 OBJECTIVES and ACHIEVEMENTS

2005 Objectives	Achievements
▪ Return Barbrook Gold Mine in South Africa to economic gold production.

Almost 200% increase in gold production compared to 2004, from 1,693 ounces to 4,951 ounces and tonnes milled increased from 26,592 to 66,365. Commenced capital projects to expand the mine and plant throughput to 15,000 tpm.

▪ Continue developing additional reserves and resources at Barbrook Gold Mine.	Development during the year was focused on opening up the ore bodies for mining and on the development of additional ore reserves.
▪ Obtain the Prospecting Rights for the Grasvally portions of the Rooipoort Platinum Exploration Project.	Obtained the Prospecting Rights for Grasvally. Drilling program completed with 4,207 metres drilled during the year on Grasvally.
▪ Complete the feasibility studies of installing a Biox® bacterial leach and/or ultra-fine milling and/or Dense Media Separation circuit at Barbrook Gold Mine and commence construction.

Biox® testwork was completed. Updated Biox® operating costs have been determined. The test results will enable a final Biox® plant design to be completed. The design will be tailored to the current plant expansion, however the decision to proceed with Biox® will be postponed until the plant expansion has been assessed. Ultra fine-milling testwork has been completed and shows a significant reduction in gold residue losses from the plant.  There is also a potential saving in the milling cost. Ultra fine-milling is included in the 15,000 tpm plant expansion circuit.

▪ Identify the platinum resource on the Rooipoort and Grasvally properties which form the Rooipoort Platinum Exploration Project in South Africa.	An independent resource estimate was calculated and incorporated into a NI 43-101 report by RSG Global of Australia. The results are given on page 12 of this report.

▪

From the existing exploration information and the recently completed high resolution airborne Geophysics and Soil Chemical Programs, identify and drill possible extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas.

Follow-up aeromagnetic survey and gold-in-soil results together with compilation of previous work has highlighted the near surface gold potential along 12km of known gold bearing structures in the Eersteling area. Similar compilation in the Zandrivier area has identified a number of potential target structures for similar work.

▪ Confirm the feasibility of producing an economic cobalt concentrate from the Nama property in Zambia. Construct a pilot plant at Nama to produce a cobalt concentrate for testing.

Further testwork by Mintek continued. Reinterpretation of the airborne geophysical data was commenced and completed during the year. A number of as yet untested areas have been identified for follow-up.

▪ Conclude an agreement with a cobalt end producer to purchase cobalt concentrate produced at Nama or possibly form a strategic alliance to achieve this objective.

Signed Letter of Intent with a Refinery and they have commenced preliminary testwork.  An amendment to the existing Environmental Brief to allow pilot plant operations has been approved by the Environmental Council of Zambia.

▪ Seek a joint-venture partner to commence an exploration program at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia.	Discussion ongoing with various interested parties.
▪ Expand the Board of Directors to address ongoing Corporate Governance requirements.	Rupert Pardoe joined the Board as non-executive Chairman and the various Board Committees were restructured accordingly.

2005 Objectives	Achievements
▪ Implement succession plans for senior executive and operational staff.	Succession plan developed and being considered.
▪ Strengthen the Investor Relations and Public Relations functions.	Appointed BuckBias as Caledonia's IR and PR consultants for all markets.
▪ List Caledonia on the London Stock Exchange Alternative Investment Market with an issue of new shares to support the activities required to meet these objectives.	Caledonia successfully listed on AIM on June 27 with an issue of 34,888,888 new shares.

2006 OBJECTIVES

▪

Optimise gold production at Barbrook Mine in South Africa to treat at least 15,000 tpm.

▪

Continue developing additional reserves/resources at Barbrook Mine.

▪

Complete metallurgical studies to confirm viability of economic gold recovery from Daylight & Victory ores at Barbrook Mine.

▪

Improve safety awareness at Barbrook Mine and further develop necessary programs to ensure a safe operation.

▪

Further explore the polymetallic resource on the farms Rooipoort and Grasvally which form the Rooipoort PGE/Ni/Cu Exploration Project in South Africa.

▪

Increase the land holdings around the Rooipoort Exploration Project area.

▪

Drill identified extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas.

▪

Continue with efforts to conclude an agreement with a cobalt end producer to purchase cobalt concentrate produced at Nama and/or form strategic alliances to achieve this objective.

▪

Seek a joint-venture partner to commence an exploration program at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia.

▪

Pursue possible acquisitions and/or strategic partnerships to expand Caledonia's portfolio of properties in Southern Africa.

▪

Expand the Board of Directors to address ongoing Corporate Governance requirements.

▪

Implement succession plans for senior executive and operational staff.

▪

Strengthen the Investor Relations and Public Relations functions within Caledonia.

▪

Conclude necessary agreements to satisfy the South African Black Economic Empowerment ("BEE") requirements.

▪

Arrange necessary financing to support the activities required to meet these objectives.

PERFORMANCE HIGHLIGHTS
	2005	2004	2003(1)	2002(1)	2001(1)
Financial - C$ 000's
Revenue from Sales	2,642	841	646	27	124
Gross Profit (Loss)	(5,275)	(5,610)	(2,984)	(118)	(143)
Expenses (General and Administration, Interest and Amortization)	4,405	2,959	1,841	1,585	1,130
Net Income (Loss) - before Write-Downs	(9,528)	(8,917)	(4,737)	(1,856)	(1,096)
Net Income (Loss) - after Write-Downs	(9,680)	(9,979)	(14,496)	(4,446)	(1,096
Cash	1,076	6,470	4,179	1,864	90
Current Assets	2,264	7,481	4,573	2,094	184
Assets	22,338	23,666	19,530	24,969	25,183
Current Liabilities	2,589	1,062	790	1,336	2,701
Long Term Liabilities	377	423	1,089	1,073	1,499
Working Capital (Deficiency)	(325)	6,419	3,783	758	(2,517)
Shareholders' Equity	19,372	22,181	17,651	22,560	20,983
Total Capital Expenditures including Mineral Properties	5,284	3,813	2,279	613	23
Expenditures on Mineral Properties	2,583	2,298	2,042	624	23
Financing Raised	6,588	14,314	9,511	5,174	1,078
Share Information
Market Capitalization ($ Thousands)	42,632	39,145	105,955	86,836	9,086
Shares Outstanding (Thousands)	370,715	301,112	252,274	211,795	165,202
Warrants & Options (Thousands)	34,748	52,342	27,348	28,055	19,566
Earnings (Loss) per Share	(0.03)	(0.03)	(0.06)	(0.02)	(0.01)
TSE Share Price High	0.18	0.465	0.610	0.44	0.09
TSE Share Price Low	0.10	0.12	0.215	0.060	0.04
TSE Share Volume (Thousands)	61,214	56,934	99,233	81,234	22,310
NASDAQ Share Price High (US$)	0.15	0.37	0.39	0.281	0.06
NASDAQ Share Price Low (US$)	0.08	0.10	0.16	0.040	0.02
NASDAQ Share Volume (Thousands)	105,151	210,251	440,811	271,404	74,714
AIM Share Price High (pence)	6.25	-	-	-	-
AIM Share Price Low (pence)	4.50	-	-	-	-
AIM Share Volume (Thousands)	856	-	-	-	-
Operating Results (1)
Gold Production (Ounces)	4,951	1,693	1,187	52	114
Silver Production (Ounces)	264	66	42	4	-
Average Cost per Ounce Gold (US $) Sold	1,241	2,310	3,129	-	-
Average Revenue per Ounce Gold (US $) Sold	441	415	402	-	-
Year End Gold Resource (Thousand Ounces)	2,478	2,459	2,478	2,489	2,930

(1)

Restated for the adoption of the Asset Retirement Obligations change in accounting policy

Letter to Shareholders

2005 has been another challenging and exciting year for Caledonia as we work towards increasing the mining and milling rates at Barbrook Gold Mine and returning the mine to profitable gold production and consolidate work on our exciting Nama Cobalt/Copper Deposit in Zambia.  While the macro-economic environment in South Africa continues to be favourable, the overall outlook for commodity prices is positive but a stronger South African Rand has had a negative impact on the profitability of the South African mining industry as a whole.

Work at Barbrook Gold Mine in South Africa continued to focus on optimizing the metallurgical circuits.  By mid year, after considering the development of the additional mining resources and the extended mining areas, it was decided that the mineral resources would support a larger plant on a sustainable basis. The metallurgical plant expansion to treat 15,000 tonnes per month was designed and constructed during the second half of the year. The plant expansion was commissioned in January 2006 as soon as the holiday season was over.  This plant expansion incorporates the re-commissioning of the existing 1300kw Allis Chalmers mill, the installation of an expanded flash flotation, carbon cleaning circuits, ultra-fine grinding circuit and RIL circuits.  Underground the work of proving up additional reserves and resources to establish a sustainable and profitable production base and a more flexible mining area is continuing.  Following these enhancements, we remain confident that we will be able to return Barbrook to economic gold production during 2006 despite the benefits of a strong gold price being offset by a strong rand.

Exploration work continued throughout the year at the Rooipoort and Grasvally properties of the Rooipoort PGE/Ni/Cu Exploration Project, south of Mokopane and 54 holes totalling 18,450 meters were drilled. RSG Global completed an independent NI 43-101 compliant resource calculation and declared an inferred resource of 18 million tonnes, containing an estimated 428,586 oz Pd, 274,193 oz Pt, 33,313 tonnes Ni, 20,114 tonnes Cu. Additional exploration is planned to follow up on additional targets within the property.

Caledonia subscribes to the Black Economic Empowerment ("BEE") legislation, which was introduced to reverse previous discriminatory practices in South Africa, and is actively seeking suitable BEE partners for its South African operations in the strong conviction that, in the long term, this approach will add significant value for Caledonia shareholders. Significant progress was made during 2005, however no agreements were concluded. We hope to update shareholders on progress in this regard during the course of 2006.

Our exciting cobalt project Nama, in northern Zambia, has made steady progress. Nama could be one of the largest primary cobalt deposits in the world. Negotiations with large potential end-users continue and Caledonia expects to enter into long term supply contracts during 2006.

At the Mulonga Plain Diamond Project in Zambia and the Kikerk Lake Diamond Venture in Northern Canada, our joint venture partners have continued their obligations to fund the exploration programs. Both projects were drilled during the year. Results of these programs are provided later in this report. Caledonia's interest in Mulonga Plain remains 40% and 17.5% at Kikerk Lake.

Caledonia continues to believe the gold price will maintain its upward trend in the near term. The US$ gold price has continued to rise, reaching in excess of US$530 per ounce in December 2005. Caledonia management believes that gold bullion and gold shares remain in a long-term bull market. To maximise the benefit of the current strong price, Caledonia has decided to remain unhedged. It should be noted that the South African Rand gold price has increased compared to 2004. As Barbrook's operating costs are in Rand this increase enhances the project economics.

Turning to the financial performance of the company, Caledonia continues to be debt-free having raised $6.6 million from private placements and exercise of warrants. During 2005, the company suffered a loss of $9.9 million which included an operating loss of $5.3 million. $5.3 million was invested in capital assets and mineral properties, mainly in South Africa. Net cash available at year end totalled $879,000.

In June 2005, Caledonia listed the company's shares on the Alternative Investment Market in London, England with the symbol "CMCL" in conjunction with a financing. The Board believes this listing will introduce Caledonia to the London and European based institutional investors, offer Caledonia greater market exposure and analyst research coverage, and further broaden the shareholder base, ultimately benefiting all shareholders.

This year, the company will continue to focus on implementing succession plans for senior executive and operational staff, as well as expand the Board of Directors to address ongoing Corporate Governance requirements.

The future for Caledonia shareholders is promising as the company is uniquely positioned during 2006 to expand and develop its gold production, its cobalt/copper project, its nickel/platinum exploration project and its diamond projects. The further strengthening of its Board of Directors should also show benefits in ensuring that the company meets its Corporate Governance and Strategic objectives.

At the end of 2005 Chris Harvey retired from Caledonia. He has however agreed to continue to make himself available to serve as a director. In addition, he will continue to provide technical consulting services to the Company as required, so his vast expertise and knowledge will not be lost to the Group. I'm sure my fellow directors will join me in thanking Chris sincerely for his enormous contribution to Caledonia over the past decade, and wishing him and Eileen every happiness for the future.

Finally, my thanks go to Caledonia's management, directors, staff, joint venture partners, and particularly to our shareholders for supporting Caledonia during the challenges and opportunities of another year.  The management and directors look forward to your continued confidence as we work diligently towards the objective of building Caledonia into a significant diversified international mining company.

On behalf of the Board of Directors,

(Signed)

S. E. Hayden                                                                                  Johannesburg, 18th March 2006

President and Chief Executive Officer

CALEDONIA MINING CORPORATION

March 18, 2005

Management's Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation (the "Company", "Caledonia") for the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003 should be read in conjunction with the Consolidated Financial Statements and the Annual Information Form and Press Releases issued by the company, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Company website at www.caledoniamining.com. The Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Caledonia was formed in February 1992 and is listed on the Toronto Stock Exchange as "CAL", on NASDAQ-OTCBB as "CALVF", and on London's AIM as "CMCL".

VISION AND STRATEGY

Caledonia is an exploration, development and mining company with a producing gold operation in South Africa and a diversified exploration portfolio of projects in Canada, South Africa and Zambia, some of which are joint ventures. Caledonia's objective is to develop the asset base into a significant diversified international mining company through profitable gold production and successful exploration activity, focused primarily on Southern Africa.

Caledonia's business model is to identify and acquire properties or projects early in the development cycle, which have the potential to become low cost operations, and then add value by developing the asset, either as an operator or through a joint venture agreement.  The possibility of divestiture in whole or part will be considered at different points in time on the valuation curve and will be governed by the benefit to shareholders.  Where appropriate, Caledonia will seek strategic alliances with well-managed exploration or operating companies through existing or new joint ventures.

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

CORE BUSINESSES

GOLD MINING

Barbrook Mines Limited

The 100% owned Barbrook Mines Limited ("Barbrook") is located near the historic gold-mining town of Barberton in the Mpumalanga province of the Republic of South Africa, approximately 375 km east of Pretoria and Johannesburg.  Barberton has a history of gold mining dating back more than 100 years. The Barbrook property, which covers an area of 10,625 acres and extends for a distance of about 28 km along strike, represents a consolidation of approximately twenty previously worked gold mines.

The Barbrook gold deposits occur in the Barberton Greenstone belt, the host for the other gold deposits in the area. The belt is of Archean age and includes some of the oldest volcanic and sedimentary rocks in the World.  The belt trends southwest to the northeast and has been intruded and deformed by various granite plutons along the margins. The Barbrook property covers two steeply-dipping, banded iron formation units trending in an east-west direction.  These two shear zones, called the Zwartkoppie and Barbrook lines, are the host to the Barbrook gold deposits.  The gold mineralization at Barbrook is complex, the gold is generally extremely fine-grained, associated with refractory minerals such as pyrite, pyrrhotite and arsenopyrite, and contains significant concentrations of "preg-robbing" amorphous carbon.

Mining at Barbrook is from underground using an open-stope, sub-level benching method.  Broken ore is trammed to the surface crushing area along the main 10 Level haulage way.  At present all workings are on or between 6 Level and the main 10 Level haulage.  A vertical shaft is currently planned on the French Bob's ore zone to access the ore blocks below 10 Level. The hoist room and associated accesses on 10 Level have been developed and sinking is expected to commence during the second quarter of 2006.

Barbrook Mine gold reserves and resources are as follows:

GOLD RESERVES & RESOURCES (Undiluted) - as at December 31, 2005

Category	Tonnes *	Gold Grade grams/tonne **	Gold Ounces **
RESERVES Proven Probable Total RESOURCES Measured Indicated Total Inferred * 1 Tonne=1,000 kilograms=2,204.6 pounds	255,000 53,000 308,000 495,000 1,254,000 1,749,000 8,781,000	5.88 6.11 5.92 2.96 5.35 4.67 5.76	48,100 10,400 58,500 47,100 216,000 263,100 1,627,000

**Some numbers may not add due to rounding.

Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant is the "Independent Qualified Person" for Barbrook's reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

In the metallurgical processing plant, the broken ore is de-slimed, crushed to minus 13mm size and stored in a coarse ore storage bin.  From this bin, ore is conveyed to the 1300 kW Allis Chalmers primary ball mill, with its associated flash flotation cell. This flash flotation cell recovers and produces a concentrate containing up to 70% of the gold from the mill discharge. The milled ore then passes to the flotation plant, which includes scavenger and cleaner circuits.  The combined flotation concentrates with a gold grade of between 30 to 40 g/t is processed through a carbon removal circuit consisting of Diester Tables and cyclones to remove most of the amorphous carbon that is a gold preg-robber and previously caused metallurgical problems in gold recovery. The amorphous carbon is discarded with the main flotation tailings. The plus 140 micron oversize "carbon-free" concentrate is batch separated from the slurry in the Sala 90 kW regrind mill, and then fed into the 95% -25 microns ore stream feed to the Deswik ultra-fine-grinding mill.   This fine-milled concentrate is pumped to the 3-stage, newly developed Aachen pre-oxidation circuit where oxygen gas is added to satisfy the high oxygen demand of the fine sulphide concentrate.  Paraffin is added to mask any residual carbon preg-robbers and lime is added to increase the pH to above 10 and the slurry is then pumped to the resin-in-leach (RIL) circuit. Gold is then recovered from the loaded resin in the elution and electrowinning circuits. The high-grade gold bullion bars produced are sent to a South African refinery for further processing and sale of gold.

The present metallurgical circuit has a design capacity +/- 20% of 15,000 tonnes per month.  Mining production is planned to reach 15,000 tonnes per month as the underground and stope development progresses and provides greater mining flexibility. As additional ore resources are developed increased production may be possible. Tailings are pumped to the tailings deposition area located about 3km from the mine site.  Tailings deposition operations are managed by a licensed contractor and are fully compliant with all requisite legislation and codes of practice.

Barbrook owns a full mine infrastructure including administration areas, change-house, lamp room, security barracks, training and first aid rooms, mine stores, engineering/maintenance workshops, assay and metallurgical laboratories, explosive magazines and the tailings deposition area.

Eersteling Gold Mining Company Limited

The 100% owned Eersteling Gold Mining Company Limited ("Eersteling") is located 36 km south of the city of Polokwane in Limpopo Province of the Republic of South Africa, 300 km north of Johannesburg.

The Eersteling Mine and nearby Zandrivier property covers an area of 47,000 acres (19,020 hectares), extending for a distance of about 25 km east-west. They are located in the Pietersburg Greenstone Belt which is of Archean age consisting of an upper and lower sequence.  The upper sequence is a sedimentary unit consisting mainly of conglomerate, grit and sandstone while the lower sequence is undifferentiated mafic and ultramafic volcanic rocks and intrusives, with banded iron formation and chert.  The Willemse shear feature is the locus of gold mineralization in the Eersteling area.

The Eersteling mine has been on care and maintenance since early 1997 when production was suspended due to the then prevailing low gold price. In 2002, Eersteling applied for its required Section 9 permanent mining licence which was granted during April 2003.  Caledonia intends, subject to a sustainable economic rand gold price and favourable Eersteling exploration results, to re-commence commercial production at Eersteling in the future.

The Eersteling Mine gold resource estimate based on the 1997 data before the mine was placed on care and maintenance, is as follows:

GOLD RESOURCES (Undiluted) - as at December 31, 2005
Resource category	Tonnes	Gold Grade g/tonne	Gold Ounces
Measured Indicated Total	60,500 537,000 597,500	7.43 7.78 7.74	14,500 134,400 148,900
Inferred	2,049,000	5.79	381,000

The above resource estimate is historic and the company does not consider this estimate to be a defined resource in terms of National Instrument 43-101. The Company has not completed the work necessary to verify the classification of the resource in terms of National Instrument 43-101 and as such the historic estimate should not be relied upon.

Eersteling has a number of exploration prospects on its mineral holdings, including the Roodepoort Gold Exploration Project and the Rooipoort PGE/Ni/Cu Exploration Project.  These are detailed in the Exploration section of this report.

Eersteling owns a full mine infrastructure, including administration areas, change-houses, lamp room, security barracks, hostels, kitchen and dining areas, training and first aid rooms, mine stores, engineering/maintenance workshops, assay and metallurgical laboratories, explosive magazines and a licensed tailings deposition area.   In the event that mining operations resume at Eersteling, these facilities will require some refurbishing prior to being returned to use.

MARKETING

All gold bullion produced is delivered to Rand Refinery in Germiston, South Africa and sold at spot at the discretion of the company. The company nominates the currency of settlement for each individual sale.

KEY PERFORMANCE FACTORS

The key performance factor of a gold mine is the ability to produce gold at a cost per ounce that is low enough to pay all obligations and generate an acceptable return to shareholders. The price of gold is established in an international market and is considered a commodity. The Rand price of gold plays a large part in determining the profitability of South African gold mines. During 2005, the South African Rand strengthened by 1.2% against the United States dollar and this, coupled with an 8.9% increase in the US$ gold price, resulted in a 7.8% increase in the market Rand gold price per ounce. Due to the timing of Caledonia's production, the company recorded an increase of 5.2% in the average Rands per ounce received over Caledonia's 2004 financial year.

CAPABILITY TO DELIVER RESULTS

The successful operation of mining and exploration depends on the presence of economic in-situ resources, the availability of experienced and skilled management and employees and financial resources to be able to carry out the work, and the support of the holding company.

▪

Caledonia initiated a human resources program focused on strengthening senior management.  This program commenced in late 2003 and is detailed in the 2003 and 2004 Annual Reports.   Mr. Patrick Smith was appointed mine manager of Barbrook Mine on August 1, 2005. Additional appointments will be required during 2006 as Mr. Harvey retired in December 2005 and Mr. Johnstone has indicated his intention to retire in September 2006.

▪

Additional Board appointments are now being contemplated to maintain an adequate total number of independent Board directors.

The financings of 2005 and of January/February 2006 enabled Caledonia to carry out the planned development of its projects into 2006. Caledonia remains completely debt-free.

CONSOLIDATED FINANCIAL RESULTS

For the year ended December 31, 2005, the Company recorded a net loss, after write downs, of $9.7 million ($0.031 per share) compared to a net loss of $10.0 million in 2004 ($0.034 per share) and a net loss of $14.5 million ($0.062 per share) in 2003.  The loss in 2005 included losses from operations of $5.3 million.  There was a mineral property write down of $0.152 million in 2005, $1.1 million in 2004 and $9.8 million in 2003. The loss from operating activities of $5.3 million has decreased from the $5.6 million in 2004 as Barbrook's production levels have increased, although extensive maintenance work also resulted in significant increased cost. In 2003, an operating loss of $3.0 million was recorded. In 2005, general and administrative expense includes a charge of $0.3 million for stock option grant expense as compared to $0.2 million for 2004 and $0.1 million in 2003.

OPERATIONAL REVIEW

Barbrook Mine

There were two fatal accidents in the underground mine at Barbrook during 2005.  In one a miner fell to his death when he slipped while working at an orepass; in the other a train guard was struck by a moving train and died of his injuries.

Operations at Barbrook during 2005 focused mainly on expanding the metallurgical circuit and developing mining areas to cater for the planned increase in mill throughput and to improving the plant gold recovery. The carbon removal circuit developed by Barbrook in 2004 was incorporated into the plant circuit during the first part of the year. Gold recoveries improved during the 2nd quarter - averaging 61% compared to 48% in the first quarter. This gold recovery improvement was not maintained and was probably caused by an overloading of the carbon-removal and the resin-in-leach circuits. The result was that gold recoveries fell to 48% in the 3rd quarter and to 40% in the 4th quarter. Despite the more consistent milling operations in the last half of the year leading to steadier tonnage throughput, gold recoveries still did not reach the targeted 60 to 65%.

Metallurgical tests on the French Bob's orebody showed that gold recoveries could be slightly increased and made more consistent by ultra fine milling of the flotation concentrate. A review of the mine economics in mid 2005 showed that with newly identified ore zones it would be possible to increase production levels. It was therefore determined that an expansion of the existing metallurgical plant, allowing an increased throughput, would enhance the mine economics. In the second half of 2005, it was decided to expand the metallurgical plant to process at a design rate of 15,000 tonnes per month.

On the mining side, the following changes have been made. Long hole drills were introduced on the stope benches to improve operating efficiencies and to provide a safer mining method.  Mining has been concentrated in the French Bob's ore zone between 10 and 7 Levels.  Geological sampling and evaluation on the Twala and Taylors zones, adjacent to, and along strike from, the French Bob's zone is ongoing.  Production from these areas, and up-dip extensions above 7 Level, will supplement the present production allowing the mill throughput to be increased to the 15,000 tonnes per month planned range for 2006.

To ensure the continuity of the ore supply from the French Bob's and adjacent ore zones, development has started on a vertical shaft, which will provide access to the French Bob's, Twala and Taylors zones below the 10 Level elevation.  The mine plan is focused on converting the Resources to Reserves by means of underground development and drilling and has now embarked on an aggressive development program to access the Taylors West, Crescent and Browns new zones between 10 Level and 6 Level.

Circuit changes and necessary mechanical repairs to the Barbrook metallurgical plant resulted in sporadic operation during much of 2005.  The results achieved are as follows:

Barbrook Mine - 2005 Production Results
Ore mined	Tonnes	75,411
Development advance	Meters	2,459
Ore milled	Tonnes	66,365
Grade milled	g/t	4.58
Gold sold	Ounces	4,951

In the metallurgical plant, the following changes were made:

The crushing plant was reconfigured to wet washing and screening operation - all of the screens were refurbished and three stage washing and screening employed. The original Allis Chalmers ("AC"), 12ft by 14ft, 1300 kW drive ball mill and its associated feed conveyor and slurry pumping circuits were rehabilitated and a new Outokumpu 20m3 flash flotation cell installed to treat the whole of the AC mill discharge. The secondary flotation section was upgraded and a cleaner flotation section included. The flotation concentrate product is now processed through an expanded carbon-removal circuit consisting of three Diester '999' tables and multiple double-cyclone stages to remove the preg-robbing amorphous carbon and retain the floated gold-bearing sulphide minerals. The flotation tails thickener has been rehabilitated and included in the new circuit. This thickener will re-use most of the water from the flotation and carbon cleaning circuits and thus provides far more efficient pumping and deposition of tailings onto the tailings dam.

The relatively carbon-free flotation concentrate, designed to be about 12 to 15% of the original AC mill feed throughput, is screened to remove trash, thickened and then ultra-fine milled. In February 2006, the Sala mill was reintroduced as a secondary mill to ensure that no oversize material is fed to the Deswik mill.  The 250 litre Deswik turbo-mill developed and produced locally in South Africa, is designed to reduce the size of the flotation concentrate to a D80 of 12 microns. The finely-milled concentrate is processed through the Aachen oxidation sections where the high oxygen demand of the fine concentrate is satisfied by passing it through three Aachen circuits where high pressure oxygen gas is introduced and to the recirculating slurry flow over a specific time period.  A small amount of paraffin is added after the final Aachen treatment. The paraffin 'blinds' small amounts of residual amorphous carbon that maystill be present from liberation of carbon in the ultra-fine milling section.  Lime slurry is added in this circuit to maintain the slurry pH between 10 and 11.

The 'oxidised' concentrate is pumped through a very fine trash screen sited ahead of a new eight-stage resin-in-leach (RIL) section that originally comprised the CIL section of the old metallurgical plant. The RIL tanks are fitted with Kemix inter-stage resin screens and have been designed to operate as a 'carousel-type' operation with sufficient retention time to cater for future tonnage extensions. An entirely new resin washing, elution and electrowinning section has been designed and constructed to handle the larger resin processing requirement.

It is estimated that the above changes will allow for a consistent plant throughput of up to 18,000 tonnes per month and a gold recovery of at least 65% on the Barbrook line ore bodies.

In the Zwartkoppies section of the mine, the higher grade ore zones are generally associated with arsenopyrite. The gold is disseminated within the arsenopyrite as extremely fine particles and poses metallurgical problems in conventional gold recovery methods. Some very preliminary tests based on ultra-fine grinding have shown significant leaching improvements. However, this test work needs to be repeated and optimized on plant scale in order to determine whether such a fine grind and resultant processing can be economically attained. It may be possible to separate an "arsenopyrite" fraction during the carbon-removal process that could be processed separately by ultra-fine milling. Testing of these Daylight/Victory ores will continue in 2006 with the aim of providing the plant with an additional higher grade source than that of the Barbrook line ore zones.

The construction of the new milling plant was largely completed and commissioned in January 2006 and is now fully operational.

Outlook

The forecast production and sale of Caledonia's gold for 2006 is difficult to estimate at this stage.  It will depend on the rate and timing of the improved gold production expected at Barbrook, which will be better established during March 2006, and the Rand-US Dollar exchange rate and US Dollar gold price that will prevail during 2006.

Looking to the future, should the ultra-fine grinding process tests prove positive, the Daylight/Victory ore zones could provide the Barbrook plant with a readily accessible, additional source of higher than average grade ore.  As highlighted, development is currently in progress on 7 and 10 Levels to provide access to other known ore shoots, such as Crescent and Browns, which extend through both levels. In order to ensure continuity of the ore supply from the French Bob's ore zone, development has already started on a vertical shaft, which will provide access to the French Bob's zone below the 10 Level elevation. Further, the mine has also embarked on an aggressive development program to access the lower portions of the French Bob's, Twala Crescent and Browns ore zones, all part of the Barbrook's existing underground infrastructure.

Caledonia intends to re-commence commercial production at Eersteling, subject to the Rand gold price maintaining an economic level and favourable Eersteling/Roodeport exploration results.

EXPLORATION AND PROJECT DEVELOPMENT

Rooipoort PGE/Ni/Cu Project (Including Grasvally)

In 2002, Eersteling acquired the Rooipoort PGE/Ni/Cu Prospect from Rustenburg Platinum, owned by Anglo Platinum Limited. The property is located approximately 30 km southwest of the Eersteling Gold Mine property and is located in an area that is presently undergoing a surge in platinum group metal exploration along a well mineralised feature known as the "Platreef".  In 2004, Caledonia purchased and acquired prospecting rights over an additional 342 hectares on the farm Grasvally, immediately adjacent to and south of the Rooipoort property. To date Caledonia has drilled a total of 18,450 meters in 54 holes on the Rooipoort PGE/Ni/Cu Exploration Project. This drilling covers the full 6km strike length that makes up the project area.

At the end of 2004, flotation amenability test work was performed at the SGS Lakefield laboratories in Johannesburg, South Africa on mineralized composite samples from 5 lithological units prepared from the diamond drill-hole cores to verify the flotation amenability of the ore. The tests included milling and basic flotation to produce a flotation concentrate. The tests indicated that from each of the 5 mineralized zones,  a re-cleaner flotation concentrate of low mass recovery can be produced that contains medium to high recovery of platinum, palladium, gold, copper and nickel . This initial test work indicates that a simple metallurgical process route could process a flotation concentrate from a high-tonnage low-grade feed ore from an open-pit ore source.

In September 2005, an independent resource estimate was calculated and incorporated into a NI 43-101 report by RSG Global of Australia.  The results of this estimate are:

Inferred Resource: At 0.5g/t 2PGE+Au and 200m below surface (900m base)
Zone	Average True Width (m)	Tonnes	2PGE+Au (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni %	Cu %
M2	1.8	12,791,200	1.34	0.42	0.83	0.10	0.20	0.12
L3	1.3	5,337,154	1.15	0.59	0.51	0.05	0.15	0.10

The resource estimate is the work of Dr. Julian Verbeek supported by Mr. Ken Lomberg, both of RSG Global.

Maps and drill logs for the Rooipoort PGE/Ni/Cu Exploration Project shown on Caledonia's website provide an appreciation of the exploration activity that has been carried out on the Rooipoort property. Also on the website is a Project Summary Report and the full RSG NI 43-101 report.

As a result of the work to date, additional target areas have been identified on the west and north-west of the property (refer to Project Status Report on the website).

In March 2006, the Company concluded an agreement, with Falconbridge Ventures of Africa (Pty) Ltd

("Falconbridge") to acquire a 100% interest in Falconbridge's prospecting rights covering a total area of 4,315.81 hectares adjoining the Company's Rooipoort project and effectively doubles the area of Caledonia's Rooipoort Project underlain by Bushveld Complex rocks with proven PGE potential.  Further details of this agreement are available in Note 14 of the attached financial statements.

GOLD

Eersteling Gold Mine

A full geological review of the Eersteling property, including the mine plans and other technical data, was commenced in October 2004 and continued throughout 2005.  The resources at Eersteling were evaluated and a development program prioritized.

Field work in 2005 focussed on mapping of known mineralised reef structures around the Doreen Shaft and the Pienaar and Girlie Reef. Compilation of previous information is being integrated with the results of the high resolution aeromagnetic survey flown in January as well as the gold-in-soil sampling completed in the first quarter.

The near surface gold potential of at least 8 km of gold bearing structures along the Doreen, Pienaar and Girlie structures was highlighted. Only Girlie has been systematically drilled (by Anglo American in the 1980's) and has an inclined shaft to 60m depth with limited development.  Pienaar was excavated on surface to 10m depth by Eersteling's previous owners, Severin Mining Development, in early 1990's. Doreen has a shaft to 60m and 100m of strike development as well as a number of old winzes in the oxide zone which has been systematically trenched. Twenty-three trenches and old workings have been cleared, logged and resampled along the strike of the Doreen reef. A total of 223 channel and grab samples have been collected for analysis. Similar work along the Pienaar strike is planned for 2006. Apart from the vertical Franka shaft, which was sunk to a depth of 220 meters to access the Maltz reef, all other reefs are essentially "virgin" even though they limited access from various shafts.

Diamond drilling is planned in 2006 to systematically test the structures to 100m depth initially.

Roodepoort

The Roodepoort Gold Property is located 22km north-east of the Eersteling Mine and 8km east of the Zandrivier mine. Roodepoort is situated in an area of historical gold mining associated with a near surface unusual gold-bearing albitite intrusive. Grab samples have returned values of up to 2g/t gold from pyritic portions of this unit and values greater than 16g/t gold from younger shear zones.

In 2005, Caledonia concluded that the potential for an open-pit operation, based on gold mineralization in the albitite body, as previously reported, requires further exploration.  However, potential exists for narrow high grade vein mineralization on this property. This requires further evaluation and could provide a source of ore for the Eersteling metallurgical plant. Compilation of previous data and assessment of the intersections made commenced in 2005 and will continue in 2006. Drill sections and drill logs from this program are listed under the Roodepoort Project in the "Maps and Reports" section of the Caledonia website.

DIAMONDS

Kikerk Lake

The Kikerk Lake property consists of 15 mineral leases currently pending approval by the Nunavut Mining Recorder. These leases cover 38,738 acres (15,677 hectares).  It is likely that some of this ground will be relinquished during 2006. In 2001 and 2002, Caledonia announced the discoveries of two diamondiferous kimberlites, "Potentilla" and "Stellaria", on the Kikerk Lake property in Nunavut Canada, by its joint venture partner and operator of the property, Ashton Mining of Canada Inc. ("Ashton").  The two kimberlite pipes are approximately 700 meters apart.  In 2005, Ashton collected 108 heavy mineral samples to follow-up on previous anomalous results. These samples have been sent to Ashton's laboratory, results are expected in the second quarter of 2006.

Approximately 24 line-kilometers of ground magnetic survey were conducted over a structural trend line, there were no new magnetic features noted that would be indicative of kimberlite emplacement.

Four diamond drill holes, totalling 382 meters were drilled to test the Stellaria kimberlite and a possible source of kimberlite indicator minerals east of Stellaria. Results confirm that the Stellaria body has a steep dip to the north-west and limited width.

Caledonia's 17.5% share of this program is funded by Ashton.  Ashton holds a 52.5% interest, having incurred in excess of $750,000 in exploration expenditures on the property.  This interest can be increased to 59.5% if Ashton funds Caledonia's share of the costs through to a completed feasibility study.  The remaining 30% interest is held by Stornoway Diamond Corporation.

Mulonga Plain

Caledonia has a joint venture agreement with BHP World Exploration Inc. and its affiliate Motapa Diamonds Inc. ("Motapa"), collectively known as "the BHP Entity", on the Mulonga Plain, Kashiji Plain and Lukulu licences in Western Zambia. Motapa is the project operator on behalf of the joint venture.  The BHP Entity is now vested with a 60% participating interest, with Caledonia holding a 40% interest.  In terms of the joint venture, the BHP Entity will continue to fund operations through the completion of a feasibility study at which point their interest will increase to 75%. Caledonia will then have various options including that of the BHP Entity funding the project through to commercial production.

The Mulonga Plain licence area is located in Western Zambia, between the Zambezi River and the Angolan border identified discrete areas within the licence area. An airborne gravity survey was completed on the easternmost of these in late 2004.

Ten, out of an original eleven, airborne gravity and magnetic targets were drill tested during 2005 and one hole was abandoned due to poor drilling conditions.  Basalt basement was intersected in each of the holes at depths ranging from 87 meters to 173 meters with no kimberlite intercepts reported from any of the holes.  Motapa has defined four prospective regions within the extensive Mulonga Plain anomaly through prior heavy mineral sampling, airborne magnetics and reconnaissance drilling. The 2005 drill program was designed to test the easternmost of these prospective regions and followed on from completion and interpretation of an airborne gravity survey in late 2004.

Core samples from this drill program have been sent to Cape Town for kimberlite indicator mineral recovery and analysis. These results are anticipated during the first quarter 2006 and will be used to formulate plans for ongoing work on the easternmost prospective region of the Mulonga Plain anomaly.

Commenting on the results, Motapa's CEO Dr. Larry Ott noted: "The extensive Mulonga Plain diamond and kimberlite indicator mineral anomaly remains highly prospective for discovery.  This program has provided an initial drill test of one of four well defined indicator mineral dispersions.  The remaining three areas, in the central and western portions of the Mulonga Plain remain essentially untested and results of this program should add considerably to our understanding of kimberlite indicator mineral dispersion within the Mulonga Plain and better constrain likely source kimberlite areas."

Kashiji Plain

This licence area is located in northwest Zambia, adjacent to the Angolan border.  Prior work by Motapa has recovered 22 microdiamonds in association with numerous kimberlitic ilmenites.  Work in 2005 focused on interpretation of results from the field work of 2004 in two discrete areas of anomalous kimberlite indicator mineral and diamond recoveries.    No field work was carried out on the Kashiji or Lukulu licences in 2005.

Goedgevonden

Caledonia holds prospecting rights over the Goedgevonden diamond bearing kimberlite pipe. This property is located approximately 20km north of the Stilfontein gold mine in the Klerksdorp district of the North West Province in South Africa and 200km south west of Johannesburg.

Previous prospecting activities carried out in the mid 1970's on Goedgevonden indicate that the pipe is oval in shape and covers a surface area of approximately 0.27 hectares.  This work also confirms that the pipe was drill intersected at a depth of 425 meters, and that further down, dip extensions remain undefined.  Previous drilling reported an average diamond content of 35 to 45 cpht, with one hole yielding 65 cpht.

A preliminary drilling program conducted in 2002 consisted of 7", 8" and 12" diameter reverse circulation drill holes, followed by the collection of the drill samples and diamond recovery.  Four holes were drilled in the centre of the pipe, three to a depth of 150 meters, and the other to 120 meters.  The three remaining holes were drilled to delineate the pipe in more detail.  All of the seven holes drilled entered the kimberlite at a depth of about 6 meters, and the four centrally-located holes were stopped whilst still in the kimberlite.  A total of about 56 tonnes of drilling sample was collected and processed through a Van Eck and Lurie dense-media separation ("DMS") plant and wet Sortex machine. A fair portion of the diamonds recovered from the drilling were gem quality with a notable tendency toward pink coloured diamonds.  From the diamond recoveries it was confirmed that the Goedgevonden pipe was diamondiferous, and sufficient gem-quality diamonds were recovered to warrant a larger bulk sample.  Geological interpretive work was completed during 2003 but there was no exploration activity on this property during 2004 or 2005 as corporate resources were concentrated on Caledonia's other projects which were considered to be of higher priority in adding shareholder value.

BASE METALS

Nama

Caledonia Nama Limited, a wholly owned subsidiary of Caledonia, holds five contiguous exploration licences in northern Zambia which host open-pittable near-surface cobalt/copper mineralization.  The 2001/2002 soil sampling program carried out jointly by Caledonia and BHP Billiton was completed over the majority of the remaining licence area.  This program identified a number of high priority anomalous targets within the required geological setting.  These targets should be followed up in the search for larger, deeper, sulphide ore bodies. With the recent substantial increase in the price of copper, Caledonia will search for joint venture partners for the exploration of the potential deeper sulphide-ore zones.

In the second quarter of 2004, a mini bulk sample was excavated at Nama and underwent successful screening tests and heavy media/gravity separation tests in South Africa. Following encouraging results, it is now planned to excavate a larger sample, in conjunction with a cobalt end-user, which will be screened and processed on site to produce a suitable cobalt concentrate for further testing. If the test is successful and satisfactory economic terms are obtained, it is expected that a long-term supply contract for the Nama cobalt/copper concentrate will be negotiated with a smelter or other end users. However, these tests and initial discussions have been more extensive than first expected and continue with a number of potential end-users and possible joint venture partners.

Kadola

This large exploration property consisting of three contiguous licence areas was previously joint ventured with Cyprus Amex and is prospective for copper and cobalt. With the recent substantial increase in the price of copper, Caledonia is holding discussions with potential joint venture partners for the exploration of the copper/cobalt potential of Kadola.

The Kadola properties also include the Eureka gold/copper/pyrite anomaly. With the significant increase in the price of gold and copper, this project area will be re-evaluated for either joint-venture or for further work by Caledonia.

OUTLOOK

The outlook for the aforementioned exploration properties is difficult to quantify.  Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  Caledonia manages this risk by using well-qualified exploration professionals, senior mining company joint venture partners and by exploring in areas which are considered as having a better than average potential for discovery.  The recent increases in the prices of precious and base metals should improve exploration expenditures of the major mining companies and could improve the likelihood of Caledonia negotiating joint venture agreements for its remaining wholly-owned exploration properties.

STRATEGIC ALLIANCES

Exploration is a high-risk, high-cost but potentially high-reward business.  Caledonia's strategy in this area is to position itself to participate in a significant part of the "reward" through joint venture interests in order to minimize early exploration costs.  Details of the strategic alliances with joint venture partners have been discussed above.

Caledonia currently has two joint venture interests in place, each of which is presently conducting aggressive diamond exploration programmes.  Caledonia intends to continue to focus its exploration activities of prospective properties by developing the properties through strategic alliances with senior producers.

SOUTH AFRICAN MINERALS LEGISLATION

In terms of the Minerals and Petroleum Resources Development Act (No 28 of 2002) ('MPRDA") and implemented May 1, 2004, all "old order" mineral rights in South Africa are required to be converted to "new order" rights, by a process of re-applying for these rights. All inactive (immediately preceding May 1, 2004) prospecting and mining rights were required to apply for conversion by April 30, 2004. Active prospecting rights conversion applications close on April 30, 2006 and active mining rights conversion on April 30, 2009.

The status of Caledonia's South African rights is as follows:

PROPERTY	ACTIVE/INACTIVE	APPLICATION LODGED	STATUS AT 31 DEC 2005
Barbrook Mining Licence	Active	Due By April 30, 2009	Not applicable
Eersteling/Zandrivier Mining Licence	Active	Due By April 30, 2009	Not applicable
Marabastad Mineral Rights (Eersteling)	Inactive	March 10, 2005	Awaited
Rooipoort Prospecting Permit	Active	Due April 30, 2006	Application in prep.
Grasvally Mineral Rights Ptn 9, 11, 13, 14, 16 (Rooipoort)	Active		New Order rights granted May 4, 2005.
Grasvally Mineral Rights Ptn 8, 29 (Rooipoort)	Inactive	April 1, 2005	Awaited
Grasvally Ptn 17, 20 (Rooipoort)	New order application	May 11, 2005	Awaited
Goedgevonden/Syferfontein Prospecting Permit	Inactive	April 14, 2005	Awaited
Eleazar	New order application	May 3, 2005	Awaited

Apart from various technical requirements for conversion the new legislation requires that companies give attention to:

"MPRDA"

Section 2(d): substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industries and to benefit from the exploitation of the nation's mineral and petroleum resources;"

Mining Charter

This document was formulated in negotiation between government and the mining industry as largely represented by the Chamber of Mines of South Africa and organised labour.

The Mining Charter seeks to address the implementation of section 2(d) in practical and measurable terms. Lack of clarity as to the status of prospecting under the Mining Charter has led to considerable debate and confusion in terms of the ability of companies involved in early stage prospecting work to meet or even indicate their commitment to meeting the terms of the Mining Charter, even before any sort of mineral resource has been established. This in part has been the cause of considerable delays in processing of the thousands of applications submitted as part of this process.

ENVIRONMENTAL POLICY

Caledonia is committed to maintain the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment.

Caledonia and its subsidiaries operate under Caledonia's Environmental Policy that encompasses the following:

▪

Caledonia directs its employees and its subsidiary companies to conduct their exploration and operations activities in a professional, environmentally responsible manner, in compliance with all applicable legislation and policies in the jurisdictions in which they undertake business.

▪

Caledonia liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of Caledonia's activities in relation to environmental protection.

▪

Caledonia is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

▪

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

INVESTING

During 2005, Caledonia invested $5.3 million in capital assets and mineral properties as compared to $3.8 million in 2004 and $2.3 million in 2003.  The majority of the $5.3 million invested in 2005 was spent in South Africa on Barbrook, Eersteling, Rooipoort and Roodepoort.

FINANCING

During the year, $6.6 million was raised from private placements, exercise of warrants and options as compared to $14.3 million in 2004 and $9.5 million in 2003 (all net of issue costs).

The majority of these funds are being used to finance the expansion of the metallurgical plant at Barbrook and exploration activity on the Company's most prospective projects.

Caledonia and its subsidiaries are completely debt-free.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2005, the Company had a working capital deficit of $325 as compared to a surplus of $6.4 million at December 31, 2004 and $3.8 million at December 31, 2003. During January 2006, additional shareholder funds were introduced to cover the deficit.   Cash, including short term deposits, decreased from $6.5 million at the end of 2004 to $1,076 at December 31, 2005.

During 2005, Caledonia raised $4.7 million in equity financing net of expenses from private placements by issuing 52,738,888 common shares and $1.9 million from the exercise of 16,863,962 common share purchase warrants. Details of financing activities are presented in note 5 (b) of the notes to the consolidated financial statements. During 2006, it is expected that further cash requirements of Caledonia will be met from equity financing activity and cash flow from gold production at Barbrook.

The following table summarizes cash flows and cash on hand ($ thousands):

	2005	2004	2003
Cash	$1,076	$6,470	$4,179
Working capital	(325)	6,419	3,783
Cash provided (used) by operating activities	(6,895)	(8,210)	(4,848)
Cash provided (used) by investing activities	(5,284)	(3,813)	(2,279)
Cash provided (used) by financing activities	6,785	14,314	9,442

USES OF LIQUIDITY

The anticipated significant increase in gold production at Barbrook Mine following commissioning of the expanded metallurgical facilities will generate cash flow in 2006.  However, if funds fall short of requirements, Caledonia will undertake financing options such as private placements with private investors, and if this is still insufficient for its needs, will investigate either project joint ventures or project bank funding.   The funds raised by the 2005 financing together with anticipated cash inflows in 2006 have been and will be used mainly by Caledonia on its exploration, development and production activities such as:

•

at Barbrook by developing shaft access to ore resources below the 10 Level and to the east along strike, providing continuity of the mining operations, making capital additions to the Barbrook metallurgical plant, such as a Biox® circuit;

•

by further drilling/possible bulk sampling and processing of material from Caledonia's Goedgevonden Diamond Project;

•

by further drilling at Caledonia's Rooipoort PGE/Ni/Cu Project;

•

by further bulk sampling and concentration test work on Caledonia's Nama Cobalt/Copper Project, and

•

by further exploration in respect of Eersteling Mine to establish the prospects of re-opening it.

The funds raised will be sufficient to move forward with the direct development of the above assets if the projects are proven to be economically and technically justified.  The Mulonga Plain joint venture with the BHP Entity is subject to joint venture agreements and is entirely funded by the joint venture partner through to commercial production. Similarly, the Kikerk Lake joint venture with Ashton Mining is fully funded by Ashton. Caledonia continues to actively review the benefits, to Caledonia and its shareholders, of seeking new joint venture partners for most, if not all of its exploration properties.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company does not have any significant long-term contractual obligations or commercial commitments other than its responsibilities pursuant to two joint venture agreements discussed elsewhere in this document. The company has minor obligations in respect of licence fees for its exploration and mining properties some of which are paid in full by Caledonia's joint venture partners.

QUARTERLY DATA (unaudited)

Selected Financial Highlights - 2005

$000's except per share amount	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Balance Sheet
Current assets	$ 4,389	$ 3,923	$ 1,244	$ 2,264	$ 2,264
Capital assets	7,005	7,141	6,897	9,156	9,156
Mineral properties	10,286	10,859	11,452	10,839	10,839
Shareholders' equity	20,429	20,353	18,199	19,372	19,372
Operations
Revenue	481	965	743	453	2,642
Operating costs	1,748	2,393	2,052	1,724	7,917
Costs and expenses	519	1,848	1,255	783	4,405
Net (loss) for the period	(1,786)	(3,276)	(2,564)	(2,054)	(9,680)
Net (loss) per share (2)	(0.007)	(0.011)	(0.004)	(0.006)	(0.031)

Selected Financial Highlights - 2004

$000's except per share amount	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Balance Sheet
Current assets	$11,621	$13,022	$9,753	$7,481	$7,481
Capital assets	8,484	9,411	9,731	7,158	7,158
Mineral properties	7,395	7,891	8,454	8,948	8,948
Shareholders' equity	25,362	28,882	26,646	22,181	22,181
Operations
Revenue	140	30	202	469	841
Operating costs	1,315	1,396	2,054	1,686	6,451
Costs and expenses (1)	563	69	398	3,352	4,382
Net (loss) for the period	(1,725)	(1,435)	(2,250)	(4,569)	(9,979)
Net (loss) per share (2)	(0.007)	(0.005)	(0.008)	(0.015)	(0.034)

(1)

Includes a write down of mineral rights and capital assets at Eersteling in South Africa in the fourth quarter of $1,062.

(2)      Represents basic and fully diluted loss per share in $ per share.

The fluctuations in the operating costs and revenue through the year related to changes in activity at Barbrook as early modifications were made to the gold plant followed by a full-scale plant expansion in the fourth quarter. This capital expansion is also reflected by the increase in capital assets in the fourth quarter.  Gold production at Barbrook remained below target, due to poor metallurgical recoveries in the second half of the year together with reduced plant operation.  The expanded metallurgical plant is now treating higher tonnages and these are expected to increase over the first half of 2006, in addition efforts are continuing to reach targeted metallurgical recovery levels. A significant increase in gold recovery was obtained in February 2006 and is continuing into March.

CRITICAL ACCOUNTING POLICIES

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

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management's calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

The Company's consolidated subsidiaries (all 100% owned) are Barbrook Mines Limited  ("Barbrook"), Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling") Greenstone Management Services (Proprietary) Limited, Fintona Investments (Proprietary) Limited, Maid O' Mist (Proprietary) Limited, Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited, Caledonia Western Limited and Mulonga Mining Limited.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the significant risks and rewards of ownership are transferred to the buyer and collection is reasonably assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook re-commenced commercial operations during 2003 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing. During non-producing periods, no amortization is recorded.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Barbrook re-commenced commercial operations during 2003 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

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

(ii)

all other assets and liabilities at historical rates, and

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

Stock Based Compensation

The Company has adopted the new accounting standard of the CICA for the accounting of stock-based compensation expense effective January 1, 2002 on a prospective basis.  Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested using the fair value method estimated by using the Black-Scholes Option Pricing Model.

During 2002, the Company reported compensation expense associated with stock options granted to directors, officers and employees as pro-forma information. Effective January 1, 2003, the Company commenced recording compensation expense for stock options granted to directors, officers and employees in the Consolidated Statements of Operations using the same method as for non-employees described above.

Any consideration paid by directors, officers, employees and non-employees on exercise of stock options or purchases of shares is credited to share capital.

CHANGES IN CANADIAN ACCOUNTING RECOMMENDATIONS

2003

Effective January 1, 2003, the Company adopted the new recommendations of the CICA in Handbook Section 3870, "Stock-based compensation and other stock-based payments".  Section 3870 is applied prospectively to all stock-based payments granted on or after January 1, 2003.  The Company has chosen to reflect the stock-based compensation as an expense in the statement of operations from that date.

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

Effective January 1, 2004, the Company has adopted the new CICA rules concerning the accounting for asset retirement obligations.  The adoption of this rule has brought Canadian and US GAAP into alignment. For Canadian reporting purposes the new rules have been adopted retrospectively to January 1, 2002.

2005

The Company has adopted the accounting guideline issued by the CICA in respect of consolidation of variable interest entities effective for years after November 1, 2004.  The Company has reviewed its interests and determined that the new guideline has not had a material effect on the results of operations and financial condition of the Company.

SUPPLEMENT TO THE FINANCIAL STATEMENTS

As at March 18, 2006 the following equity instruments were outstanding:

386,152,762 common shares and the following options and warrants:

Number	Description	Exercise Price	Validity
16,898,000	Common share purchase options	Average $0.21	Various until February 1, 2015
17,850,000	Common share purchase warrants	$0.20	Until December 28, 2007
10,000,000	Common share purchase warrants	$0.20	Until January 31, 2008
2,715,476	Common share purchase warrants	$0.20	Until February 2, 2008
2,722,150	Common share purchase warrants	$0.20	Until February 3, 2008

FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "could", "should", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

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

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles applied in Canada and, where appropriate, reflect management's best estimates and judgement. The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of two unrelated directors and one who is unrelated except for the provision of remunerated legal services to the Company. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, BDO Dunwoody LLP, in accordance with generally accepted auditing standards in Canada and the standards of the Public Accounting Oversight Board (United States).  The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

(Signed)

(Signed)

S. E. Hayden

 M. D. Tombs

President and Chief Executive Officer

Vice-President, Finance and Chief Financial Officer

BDO Dunwoody LLP LLP Chartered Accountants And Advisors	Royal Bank Plaza P.O. Box 32 Toronto Ontario Canada M5J 2J8 Telephone: (416) 865-0200 Telefax: (416) 865-0887

Auditors' Report

To the Shareholders of

Caledonia Mining Corporation

We have audited the consolidated balance sheets of Caledonia Mining Corporation as at December 31, 2005 and 2004 and the consolidated statements of deficit, operations and cash flows for each of the years in the three year period ended December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Ontario

March 10, 2006

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in the summary of significant accounting policies.  Our report to the shareholders dated March 10, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants

Toronto, Ontario

March 10, 2006

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

December 31	2005	2004
Assets
Current
Cash and cash equivalents	$1,076	$6,470
Accounts receivable	768	316
Inventories	90	508
Prepaid expenses	330	187
	2,264	7,481
Investment at cost (Note 1)	79	79
Capital assets (Note 2)	9,156	7,158
Mineral properties (Note 3)	10,839	8,948
	$22,338	$23,666

Liabilities and Shareholders' Equity
Current
Bank overdraft	$197	$ -
Accounts payable	2,392	1,062
	2,589	1,062
Asset retirement obligation (Note 4)	377	423
	2,966	1,485

Shareholders' Equity
Share capital (Note 5 (b))	180,053	173,304
Contributed surplus (Note 5 (c))	923	480
Broker Warrants (Note 5 (d))	-	321
Deficit	(161,604)	(151,924)
	19,372	22,181
	$22,338	$23,666

On behalf of the Board:

(Signed)

_______________________________

Director

J.Johnstone

(Signed)

_______________________________

Director

F.C Harvey

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Consolidated Statements of Deficit

(in thousands of Canadian dollars)

r the years ended December 31	2005	2004	2003
Deficit, beginning of year	($151,924)	($141,945)	($127,449)
Net (loss) for the year	(9,680)	(9,979)	(14,496)
Deficit, end of year	($161,604)	($151,924)	($141,945)

Consolidated Statements of Operations

(in thousands of Canadian dollars except share and per share amounts)

r the years ended December 31	2005	2004	2003
Revenue and operating costs
Revenue from sales	$2,642	$841	$646
Operating costs	7,917	6,451	3,630
Gross profit (loss)	(5,275)	(5,610)	(2,984)

Costs and expenses
General and administrative	3,001	1,984	1,276
Interest	13	175	127
Amortization	1,243	800	438
Other expense (income) (Note 8)	(4)	361	(50)
Write down of mineral properties and capital assets	152	1,062	9,759
	4,405	4,382	11,550

(Loss) before non-controlling interest	(9,680)	(9,992)	(14,534)
Non-controlling interest (Note 13)	-	(13)	(38)
Net (loss) for the year	($9,680)	($9,979)	($14,496)

Net (loss) per share (Note 7)
Basic and fully diluted	($0.031)	($0.034)	($0.062)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

r the years ended December 31	2005	2004	2003
Cash provided by (used in)

Operating activities
Net (loss) for the year	($9,680)	($9,979)	($14,496)

Adjustments to reconcile net cash from operations (Note 9)	1,632	2,114	10,289

Changes in non-cash working capital balances (Note 9)	1,153	(345)	(641)

(6,895)	(8,210)	(4,848)

Investing activities
Expenditures on capital assets and mineral properties	(5,284)	(3,813)	(2,279)
	(5,284)	(3,813)	(2,279)

Financing activities
Loan payable	-	-	(69)
Bank overdraft	197	-	-
Issue of share capital net of issue costs	6,588	14,314	9,511
	6,785	14,314	9,442

Increase (decrease) in cash for the year	(5,394)	2,291	2,315
Cash and cash equivalents, beginning of year	6,470	4,179	1,864
Cash and cash equivalents, end of year	$1,076	$6,470	$4,179

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

December 31, 2005, 2004 and 2003

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

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management's calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

The Company's consolidated subsidiaries (all 100% owned) are Barbrook Mines Limited  ("Barbrook"), Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling") Greenstone Management Services (Proprietary) Limited, Fintona Investments (Proprietary) Limited, Maid O' Mist (Proprietary) Limited, Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited, Caledonia Western Limited and Mulonga Mining Limited.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts and money market funds maturing in less than three months.

Inventories

Inventories are stated at the lower of cost, which is determined on an average cost basis, and net realizable value.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the significant risks and rewards of ownership are transferred to the buyer and collection is reasonably assured.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

December 31, 2005, 2004 and 2003

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook re-commenced commercial operations during 2003 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Barbrook re-commenced commercial operations during 2003 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

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

Asset Impairment

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognised based on the fair value of the assets.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

December 31, 2005, 2004 and 2003

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

(ii)

all other assets and liabilities at historical rates, and

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

Change in Accounting Policies

(a) Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Standard 3110, "Asset Retirement Obligations". This standard requires that a liability for retirement obligations, to be settled as a result of an existing law, regulation or contract, be recognized when incurred and recorded at fair value on a retroactive basis. The new standard has been applied retroactively to January 1, 2002 and results previously reported have been restated as necessary.

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

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

December 31, 2005, 2004 and 2003

(b)

Stock Based Compensation

The Company adopted the new accounting standard of the CICA for the accounting of stock-based compensation expense effective January 1, 2002 on a prospective basis.  Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested using the fair value method estimated by using the Black-Scholes Option Pricing Model.

During 2002, the Company reported compensation expense associated with stock options granted to directors, officers and employees as pro-forma information. Effective January 1, 2003, the Company commenced recording compensation expense for stock options granted to directors, officers and employees in the Consolidated Statements of Operations using the same method as for non-employees described above.

Any consideration paid by directors, officers, employees and non-employees on exercise of stock options or purchases of shares is credited to share capital.

(c)

Impairment of Long-lived Assets

Effective January 1, 2003, the Company adopted the new accounting standard of the CICA in respect of the impairment or disposal of long-lived assets.  The new standard requires that a fair value determination be made for long-lived assets where indicators of impairment exist and the carrying amount of the long-lived assets are not recoverable.  Since adoption, the Company has continued to review the carrying value of numerous long-lived assets under the new standard resulting in the recording of valuation adjustments where applicable.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

1.

Investment at Cost

On May 9, 2002, the Company participated in a private placement of the purchase of shares of Motapa Diamonds Inc. ("Motapa") in an amount of US$50 ($79 Canadian).  The shares of Motapa are listed on the TSX Venture Exchange in Canada.  Motapa Diamonds Inc. is participating in a strategic alliance with the Company on the Mulonga Plain diamond exploration project in Zambia. The market value of the shares as at December 31, 2005 is $25.

2.

Capital Assets

      2005

	Cost (1)	Accumulated Amortization	Net Book Value
Land - plant sites	$1,541	$ -	$1,541
Plant and equipment
- producing (2)	7,591	957	6,634
- non-producing (3)	747	-	747
Office equipment	934	831	103
Vehicles	451	320	131
	$11,264	$2,108	$9,156

      2004

	Cost (1)	Accumulated Amortization	Net Book Value
Land - plant sites	$1,541	$ -	$1,541
Plant and equipment
- producing (2)	4,967	497	4,470
- non-producing (3)	887	-	887
Office furniture	869	786	83
Vehicles	451	274	177
	$8,715	$1,557	$7,158

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations.

(2)

The producing plant and equipment in 2005 and 2004 relates to the Barbrook operation.

(3)

The net book value of non-producing plant and equipment at December 31, 2005 and 2004 represents Eersteling.

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

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

3.

Mineral Properties

      2005

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:
Barbrook, South Africa - gold property	$6,675	$1,338	$5,337
Non-producing - care and maintenance:
Eersteling, South Africa - gold property	-	-	-
Non-producing - exploration:
Rooiport and Roodeport, South Africa	3,324	-	3,324
Nunavut, Canada	750	-	750
Stilfontein, South Africa	37	-	37
Zambia	1,391	-	1,391
	$12,177	$1,338	$10,839

          2004

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:
Barbrook, South Africa - gold property	$6,132	$646	$5,486
Non-producing - care and maintenance:
Eersteling, South Africa - gold property	-	-	-
Non-producing - exploration:
Rooiport and Roodeport, South Africa	1,671		1,671
Nunavut, Canada	750	-	750
Zambia	1,041	-	1,041
	$9,594	$646	$8,948

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

The Company has entered into strategic alliances with third parties on a Canadian property and a Zambian property valued at $750 and $1,391 respectively.  The third parties may earn varying percentage interests in these properties by carrying out exploration work on the properties.

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

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

4.

Asset Retirement Obligation

	2005	2004
Opening balance	423	353
Accretion expense	22	70
Foreign exchange loss (gain)	(68)	-
Closing balance	377	423

The asset retirement obligations relate to Barbrook Gold Mine and Eersteling Gold Mine and are estimates of costs of rehabilitation at the end of the mine life, adjusted annually for accretion expense at a rate of 5%.

5.

Share Capital

(a)

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares
Balance, December 31, 2002	211,795,270	$149,623
Issued pursuant to private placements	25,280,000	5,674
Warrants exercised	15,093,252	3,814
Shares issued from exercise of stock options	106,475	40
Balance, December 31, 2003	252,274,997	$159,151
Issued pursuant to private placements	45,388,175	13,392
Warrants exercised	3,449,114	761
Balance, December 31, 2004	301,112,286	$173,304
Issued pursuant to private placements	52,738,888	4,733
Warrants exercised	16,863,962	2,016
Balance, December 31, 2005	370,715,136	$180,053

(1)

During December 2002, the Company concluded the first closing of a private placement which raised proceeds gross proceeds of $1,680 resulting in the issuance of 6,720,000 units of common shares and common share purchase warrants. A total of 672,000 broker warrants were also issued which entitled the holder to purchase one common share at a price of $0.33 for a period of one year from the date of issue.  On January 6, 2003, the Company concluded the private placement with the second closing for gross proceeds of $1,320 resulting in the issuance of 5,280,000 units.  A further 528,000 broker warrants were issued under the same terms and conditions as noted above.  A value of $0.11 per warrant was assigned to the broker compensation warrants for total consideration of $58.  Share issue costs associated with the second closing have been charged to share capital in 2003 in an amount of $119.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

5.

Share Capital (continued)

(2)

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

(3)

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

The private placement agents were paid a commission of 9% of the gross proceeds raised and whole common share purchase warrants equal to 10% of the total units sold.  The agent compensation warrants are exercisable for one common share at $0.55 per warrant for a period of eighteen months from the date of issuance.  A total of 4,538,818 agent compensation warrants were issued at an assigned value of $161.  Cash commissions and expenses paid amounted to $1,425.

(4)

In June 2005, Caledonia successfully listed on the London Stock Exchange's Alternative Investment Market ("AIM") and placed a small float of shares into the AIM market in conjunction with a financing.  The financing on AIM raised a gross amount $3,534 from the issuance of 34,888,888 units consisting of one common share priced at $0.10.  Commissions and expenses paid amounted to $508 and have been charged to share capital in 2005.

(5)

In September 2005, the warrants described above were re-priced to $0.11 with the date of expiry extended to October 31, 2005.  As at that date, 16,863,962 warrants were exercised for gross proceeds of $1,855 while the remaining expired (see 5 (d) below).

(6)

During December 2005, the Company commenced a private placement to raise $3,496.  As at December 31, 2005, the first closing raised gross proceeds of $1,875 comprising 17,850,000 units. The balance of the offering was received by February 2006 upon completion of the second to fourth closings (see Note 14 below).  A total of 33,287,626 units priced at $0.105 were subscribed for all closings. Each unit consisted of one common share and one common share purchase warrant.  The common share purchase warrants are exercisable for one common share at $0.20 per whole warrant for a period of 24 months from the date of issuance.

The private placement agents were paid a commission of 9% of the gross proceeds raised. Cash commissions paid on the first closing amounted to $168 and has been charged to share capital in 2005.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

5.

Share Capital (continued)

(7)

The fair value of the broker warrants noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Risk-free interest rate	-	2.25%	3.63%
Expected dividend yield	-	nil	nil
Expected stock price volatility	-	64-65%	48%
Expected option life in years	-	1	1

(c)

Stock Option Plans and Stock-Based Compensation

The Company has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers.  Under the Plans, as at December 31, 2005, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
813,000	$ 0.330	February 9, 2008
9,950,000	$ 0.235	April 24, 2012
225,000	$ 0.345	June 2, 2012
710,000	$ 0.260	April 29, 2014
200,000	$ 0.260	August 15, 2014
4,000,000	$ 0.110	February 15, 2015
1,000,000	$ 0.140	July 10, 2010
16,898,000

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2005, 2004 and 2003 are as follows:

	Number of Options	Weighted Avg. Exercise Price
Options outstanding at December 31, 2002	12,680,800	$0.29
Granted	500,000	$0.28
Exercised	(106,475)	($0.38)
Cancelled or expired	(1,175,625)	($0.50)
Options outstanding at December 31, 2003	11,898,700	$0.26
Granted	1,210,000	$0.26
Options outstanding at December 31, 2004	13,108,700	$0.26
Granted	5,000,000	$0.12
Cancelled or expired	(1,210,700)	($0.43)
Options outstanding at December 31, 2005	16,898,000	$0.21
Options exercisable at December 31, 2005	14,798,000	$0.22

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

5.

Share Capital (continued)

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2005 there are 8,487,000 stock options available to grant.

Effective January 1, 2003, the Company commenced recording compensation expense on a prospective basis in the Consolidated Statements of Operations for stock options granted to directors, officers, employees, consultants and service providers using the fair value method.  During 2005, stock option expense of $283 for the grant of 5,000,000 options was charged to expense and credited to contributed surplus (2004 - $195 for 1,210,000; 2003 - $76 for 500,000 options).

The continuity of contributed surplus is as follows:

Amount
Opening balance December 31, 2003	$285
Stock options granted	195
Closing balance December 31, 2004	480
Stock options granted	283
Compensation warrants expired	160
Closing balance December 31, 2005	$923

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2005, 2004 and 2003.

	2005	2004	2003
Risk-free interest rate	2.25%	2.25%	3.63%
Expected dividend yield	nil	nil	nil
Expected stock price volatility	73-100%	100-113%	48%
Expected option life in years	2-3	3	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

(d)

Warrants

The Company has issued the following common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2005:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
17,850,000	1 for 1	$0.20	December 28, 2007

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

5.

Share Capital (continued)

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2002	15,374,366
Issued pursuant to private placements	12,640,000
Issued to Broker	2,528,000
Exercised	(15,093,252)
Outstanding December 31, 2003	15,449,114
Issued pursuant to private placements	22,694,091
Issued to Broker	4,538,818
Exercised	(3,449,114)
Outstanding December 31, 2004	39,232,909
Exercised	(16,863,962)
Expired	(22,368,947)
Issued pursuant to private placements	17,850,000
Outstanding December 31, 2005	17,850,000

6.

Income Taxes

The Company's effective tax rate, which differs from the combined federal and provincial statutory income tax rates, may be reconciled as follows:

2005

2004

2003

	$	%	$	%	$	%
Basic rate applied to pre-tax income (loss)	(3,496)	(36.12)	(3,609)	(36.12)	(5,319)	(36.6)
Losses and other benefits not recognized	3,496	36.12	3,609	36.12	5,319	36.6
	-	-	-	-	-	-

The Company and its subsidiaries have non-capital losses of approximately $27,482 which may be carried forward to reduce future taxable income.  The right to claim non-capital losses of $2,533, $1,584, $18,984, $3,611, $142 and $628 expires in 2016, 2015, 2011, 2010, 2009 and 2008 respectively.  The Company also has approximately $70,713 in capital losses which can be applied to reduce future capital gains.  The right to claim these capital losses is carried forward indefinitely but can only be claimed against capital gains.

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

December 31, 2005, 2004 and 2003

6.

Income Taxes (continued)

A valuation allowance had been recorded to offset the benefit of these non-capital losses and expenses in these consolidated financial statements as the realization thereof is not considered likely.

7.

Net (Loss) Per Share

The net (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 313,565,142 (2004 - 289,843,080; 2003 - 232,280,330).  Under the treasury method of calculating fully diluted loss per share, exercise of the outstanding stock options and warrants would be anti-dilutive in 2005, 2004 and 2003.

8.

Other Expense (Income)

Other expense (income) is comprised of the following:

	2005	2004	2003

Investment income	($57)	($152)	($51)
Foreign exchange (gain) loss	50	513	1
Loss on disposal of assets	3	-	-
	($4)	$361	($50)

9.

Statement of Cash Flows

Items not involving cash are as follows:

	2005	2004	2003
Amortization	$1,243	$800	$438
Write down of mineral properties and capital assets	152	1,062	9,759
Provision for site restoration	(46)	70	54
Non-controlling interest	-	(13)	(38)
Option grant expensed	283	195	76
	$1,632	$2,114	$10,289

The net changes in non-cash working capital balances for operations are as follows:

	2005	2004	2003
Accounts payable	$1,330	$272	($477)
Accounts receivable	(452)	(138)	(65)
Inventories	418	(422)	(86)
Prepaid expenses	(143)	(57)	(13)
	$1,153	($345)	($641)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

10.

Financial Instruments

Unless otherwise noted, it is the opinion of management that the Company is not exposed to significant interest rate or credit risks arising from its financial instruments.  A significant portion of the Company's assets and liabilities are denominated in South African rand.  Fluctuations in the value of the rand relative to the Canadian dollar could have a significant impact on the results of operations.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Company does not use any derivative instruments to reduce its foreign currency risks.

11.

Related Party Transactions

The Company had the following related party transactions:

	2005	2004	2003
Management and administrative services paid or accrued to a company which employs the Company's President(1)	$441	$225	$180
Interest paid to the Company's President(2)	-	127	-
Consulting fees paid or accrued to the Chairman of the Board	275	-	-
Rent paid to a company owned by members of the President's family	37	83	78
Legal fees paid to a company director	17	-	-
Interest paid to a company owned by members of the President's family(3)	-	23	-
Sale of a motor vehicle to the President at a market-related price	-	114	-
Purchase of a motor vehicle from the President at a market-related price	-	16	-

(1)

In prior years the President delayed submitting regular expense claims due to the Company's cash situation. During 2004 all outstanding claims were submitted and the amount due, including interest at market-related rates, was paid to him.

(2)

In prior years' office rental payable to a company owned by members of the President's family was not always paid.  During 2004 all outstanding amounts were paid, including interest at market-related rates.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Company has the following related party balances:

	2005	2004	2003
Included in accounts payable
- owing to a company that employs the Company's President	$ -	$ -	$55
- owing to the Corporation's President	-	3	-
- owing to the Chairman of the Board for consulting fees	85	-	-
- owing to directors/officers for unpaid salaries and/or directors' fees	137	-	112

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

12.

Segmented Financial Information

The Company has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Company's operating segments have been identified based on geographic areas as follows:

	For the year ended December 31, 2005
	Corporate	South Africa	Zambia	Total
Revenue from sales	$ -	$2,642	$ -	$2,642
Operating costs	-	(7,917)	-	(7,917)
General and administrative	(3,001)	-	-	(3,001)
Interest	-	(13)	-	(13)
Amortization	-	(1,243)	-	(1,243)
Other income (expense)	39	(35)	-	4
Write down of mineral properties and capital assets	-	(152)	-	(152)
Net income (loss) for the year	(2,962)	(6,718)	-	(9,680)
Identifiable assets	2,042	18,857	1,439	22,338
Expenditures on capital assets & mineral properties	$ -	$4,934	$350	$5,284

	For the year ended December 31, 2004
	Corporate	South Africa	Zambia	Total
Revenue from sales	$ -	$841	$ -	$841
Operating costs	-	(6,451)	-	(6,451)
General and administrative	(1,676)	(308)	-	(1,984)
Interest	-	(175)	-	(175)
Amortization	-	(800)	-	(800)
Other income (expense)	5	(366)	-	(361)
Write down of mineral properties	-	(1,062)	-	(1,062)
(Loss) before the undernoted	(1,671)	(8,321)	-	(9,992)
Non-controlling interest	-	13	-	13
Net income (loss) for the year	(1,671)	(8,308)	-	(9,979)
Identifiable assets	7,181	15,395	1,090	23,666
Expenditures on capital assets & mineral properties	$ -	$3,813	$0	$3,813

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

12.

Segmented Financial Information (continued)

	For the year ended December 31, 2003
	Corporate	South Africa	Zambia	Total
Revenue from sales	$ -	$646	$ -	$646
Operating costs	-	(3,630)	-	(3,630)
General and administrative	(1,276)	-	-	(1,276)
Interest	-	(127)	-	(127)
Amortization	-	(438)	-	(438)
Other income (expense)	(26)	76	-	50
Write down of mineral properties	-	(225)	(9,534)	(9,759)
(Loss) before the undernoted	(1,302)	(3,698)	(9,534)	(14,534)
Non-controlling interest	-	38	-	38
Net (loss) for the year	(1,302)	(3,660)	(9,534)	(14,496)
Identifiable assets	5,000	13,486	1,044	19,530
Expenditures on capital assets & mineral properties	$ -	$2,140	$139	$2,279

13.

Acquisition of the Minority Interest of Eersteling Gold Mining Company Limited

On June 14, 2004, Eersteling Gold Mining Company Limited, a subsidiary of the Corporation acquired the remaining 3.6% minority shareholdings from the shareholders for a cash consideration of $26.  The transaction has been accounted for as a step-by-step acquisition by the Corporation, resulting in negative goodwill of approximately $746 which has been allocated on a pro-rata basis as a reduction of the non-monetary assets of the subsidiary.

14.

Subsequent Events

In February 2006, the Company concluded the private placement described in Note 5 (6) above with the second, third and fourth closings for gross proceeds of $1,621 resulting in the issuance of 15,437,626 units. Each unit consists of one common share and one common share purchase warrant. The private placement agents were paid a commission of 9% of the gross proceeds amounting to $146 and expenses paid of $17 were charged to share capital in 2006.

In March 2006, the Company   concluded an agreement, with Falconbridge Ventures of Africa (Pty) Ltd

("Falconbridge") to acquire a 100% interest in Falconbridge's prospecting rights covering a total area of 4,315.81 hectares adjoining the Company's Rooipoort project. This effectively doubles the area of Caledonia's Rooipoort Project underlain by Bushveld Complex rocks with proven PGE potential. The purchase consideration for the property and the associated data is R1,500,000 (One million, five hundred thousand South African Rands, - approximately two hundred and seventy-eight thousand Canadian Dollars). In the event of any part of the property acquired being brought into production, Falconbridge will also be entitled to a royalty equal to 1.5% of the net smelter return on mineral production from the property. In addition, the Company is obligated to conduct work on the property and to comply with the work programmes submitted to the South African Department of Minerals and Energy (DME) in respect of the property, unless the DME agrees to any modifications. The Company will assume liability for annual payments to Mineral Rights Holders estimated at R51,000 for 2006. In

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

                                                                                                                            December 31, 2005, 2004 and 2003

the event of a Mining Licence being granted the Company would be obligated to purchase the Mineral Rights; the quantum cannot be determined until the specific areas affected have been identified.

15.

Generally Accepted Accounting Principles in Canada and the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)

Mineral Properties

US GAAP requires that expenditures on mineral properties with no proven reserves be reflected as expenses in the period incurred.

(b)

Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No.  25 under which, no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. Effective January 1, 2003, the company has, for US reporting purposes, prospectively applied the fair-value recognition provisions of SFAS 123.

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

(c)

Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(d)

Asset Retirement Obligations

In 2004, the Company adopted the Canadian GAAP standards of "Asset Retirement Obligations" which are consistent with SFAS No. 143, "Accounting for Asset Retirement Obligations".  These standards address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  These standards require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying value of the long-lived asset.  For Canadian accounting purposes, the Company adopted this standard during 2004 with retroactive restatement to 2002.  Under US GAAP the cumulative effect of the change in accounting principles is shown, with no retroactive restatement of the comparative figures.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

15.

Generally Accepted Accounting Principles in Canada and the United States (continued)

(e)

Marketable Securities

Under accounting principles generally accepted in Canada, unrealized gains and losses in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gains and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary.  Under FAS 115 the Company is accounting for the marketable securities as available for sale.

(f)       Warrants

 Under US GAAP the fair value of the warrants re-priced in Note 5(b)(5) are considered to be a benefit awarded to certain shareholders. This would be considered to be a deemed dividend to these shareholders. The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model.  The assumptions used in the calculation are: Risk free interest rate - 2.77%; Expected dividend yield - nil; Expected stock volatility - 38%; Expected warrant life in years - 0.134.

(g)       Recently Issued United States Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised) Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective at the beginning of the first interim or annual period beginning after June 15, 2005. Public entities that file as small business issuers will be required to apply Statement 123R in the first interim or annual reporting period that begins after December 15, 2005. The Company has determined that this will have no effect on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Non-monetary Assets, which eliminates an exception in APB 29 for recognizing non-monetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of non-monetary assets at fair value that do not have commercial substance. The provisions in Statement 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement will not have a significant effect on the Company's financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

15.

Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

(a) Income Statement

	2005	2004	2003
Loss for the year per Canadian GAAP	($9,680)	($9,979)	$(14,496)
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	(2,040)	(406)	9,081
Asset retirement obligation	-	-	(60)
Amortisation and closure accretion expense	-	-	(69)
Income before cumulative effect adjustment	($11,720)	($10,385)	($5,544)
Cumulative effect adjustment	-	-	559
Net income (loss)	($11,720)	($10,385)	($4,985)
Deemed Dividend	(171)	-	-
Net income (loss) available for common shareholders	($11,891)	($10,385)	($4,985)
(Loss) per share before cumulative effect adjustment	($0.038)	($0.036)	($0.024)
Cumulative effect adjustment per share	-	-	$0.002
Basic and diluted (loss) per share	($0.038)	($0.036)	($0.022)
Net income (loss)	($11,720)	($10,385)	($4,985)
Other comprehensive loss	(18)	(36)	-
Total comprehensive loss	($11,738)	($10,421)	($4,985)

(b) Balance Sheet

	2005	2004
Total assets per Canadian GAAP	$22,338	$23,666
Unrealised loss on marketable securities	(54)	(36)
Mineral properties with no proven reserves expensed	(4,693)	(2,653)
Total assets per US GAAP	$17,591	$20,977

Total liabilities per Canadian and US GAAP	$2,966	$1,485

Shareholders' equity
Shareholders' equity per Canadian GAAP	$19,372	$22,181
Mineral properties with no proven reserves expensed	(4,693)	(2,653)
Accumulated other comprehensive loss	(54)	(36)
Shareholders' equity per US GAAP	$14,625	$19,492

Total liabilities & shareholder's equity per US GAAP	$17,591	$20,977

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2005, 2004 and 2003

15.

Generally Accepted Accounting Principles in Canada and the United States (continued)

(c) Cash Flow

2005		2004	2003
Cash provided by (used in)
Operating activities per Canadian GAAP	($6,895)	($8,210)	(4,848)
Mineral properties expenditure	(2,040)	(1,468)	(678)
Operating activities per US GAAP	(8,935)	(9,678)	(5,526)
Investment activities per Canadian GAAP	(5,284)	(3,813)	(2,279)
Mineral properties expenditure	2,040	1,468	678
Investment activities per US GAAP	(3,244)	(2,345)	(1,601)
Financing Activities per Canadian and US GAAP	6,785	14,314	9,442
Increase (decrease) in cash for the year	(5,394)	2,291	2,315
Cash and cash equivalents, beginning of year	6,470	4,179	1,864
Cash and cash equivalents, end of year	1,076	6,470	4,179

Directors and Management

BOARD OF DIRECTORS

OFFICERS

G.R. Pardoe (2) (3) (4)

S. E. Hayden

Chairman of the Board,

President and

Johannesburg, South Africa

Chief Executive Officer

       S. E. Hayden (2) (3)

J. Johnstone

President and

Vice President Operations

Chief Executive Officer

            and Chief Operating Officer

Johannesburg, South Africa

J. Johnstone

M.D. Tombs

Vice President Operations

Vice-President Finance

And Chief Operating Officer

and Chief Financial Officer

Mississauga, Ontario, Canada

Johannesburg, South Africa

F C. Harvey

 J. Smith

Retired Executive,

    Vice-President Exploration

Oakville, Ontario, Canada

 Cantabria, Spain

W. I. L. Forrest (1) (2) (3)

Business Executive

Nyon, Switzerland

C. R. Jonsson (1) (2) (3)

Principal of Tupper Jonsson

& Yeadon

Barristers & Solicitors

Vancouver, British Columbia,

Canada

       R.G. Fasel (1) (4)

Business Executive

Geneva, Switzerland

BOARD COMMITTEE MEMBERS

(1)  Audit Committee

(2)  Compensation Committee

(3)  Corporate Governance Committee

(4)  Nominating Committee

Corporate Directory

CORPORATE OFFICES

  SOLICITORS

Canada - Head Office

Borden Ladner Gervais LLP

Caledonia Mining Corporation

Suite 4100, Scotia Plaza

        Unit 9, 2145 Dunwin Drive

   40 King Street West

Mississauga, Ontario

Toronto, Ontario M5H 3Y4 Canada

L5L 4L9 Canada

Tel:  (905) 607-7543

Tupper, Jonsson & Yeadon

Fax: (905) 607-9806

1710-1177 West Hastings Street

   Vancouver, British Columbia

South Africa

V6E 2L3 Canada

Greenstone Management Services (Pty) Ltd.

P.O. Box 587

AUDITORS

Johannesburg 2000

BDO Dunwoody LLP

South Africa

Chartered Accountants

Tel:   (27) (11) 447-2499

   Suite 3300, 200 Bay Street

Fax:  (27) (11) 447-2554

   Royal Bank Plaza, South Tower

             Toronto, Ontario M5J 2J8 Canada

Zambia

Caledonia Mining (Zambia) Limited

            REGISTRAR & TRANSFER AGENT

        P.O. Box 36604

Equity Transfer Services Inc.

Lusaka, Zambia

   Suite 420 120 Adelaide Street West

Tel:  (260) (1) 29-1574

             Toronto, Ontario M5H 4C3 Canada

Fax: (260) (1) 29-2154

   Tel:  (416) 361-0152

   Fax: (416) 361-0470

       SHARES LISTED

The Toronto Stock Exchange Symbol "CAL"

BANKERS

NASDAQ OTC BB Symbol "CALVF"

            Canadian Imperial Bank of Commerce

        London "AIM" Market Symbol "CMCL"

6266 Dixie Road

   Mississauga, Ontario

   L5T 1A7 Canada

CAPITALIZATION at December 31, 2005

Authorised: Unlimited

Shares, Warrants and Options Issued:

Common Shares: 370,715,136

Warrants: 17,850,000

Options: 16,898,000

Web Site: http://www.caledoniamining.com

                Caledonia Mining Corporation

Unit # 9

2145 Dunwin Drive

Mississauga, Ontario, Canada

L5L 4L9

        Tel: (905) 607-7543

        Fax: (905) 607-9806

info@caledoniamining.com

EXHIBIT #14b

CALEDONIA MINING CORPORATION

2005 MANAGEMENT PROXY CIRCULAR

Notice of Annual

Meeting of Shareholders

to be held May 11, 2006

Management Proxy Circular

Caledonia

Mining Corporation

NOTICE OF ANNUAL

MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders of Caledonia Mining Corporation (the "Corporation") will be held in Boardroom No. 44-01, 44th Floor, Scotia Plaza (the offices of the Corporation's Solicitors, Borden Ladner Gervais LLP), 40 King Street West, Toronto, Ontario, on Thursday May 11, 2006 commencing at 11:00 a.m. for the purposes of:

1.

receiving the annual report that includes the financial statements and Auditors' report thereon for the financial year ended December 31, 2005;

2.

electing directors;

3.

appointing Auditors and authorizing the directors to fix their remuneration;

4.

transacting such other business as may properly be brought before the meeting.

A copy of the annual report, form of proxy and management proxy circular accompany this notice.  A copy of the Corporation's Form 20F, filed with the United States Securities and Exchange Commission, is available upon request and has been filed on SEDAR as the Corporation's Annual Information Form.

Shareholders will be entitled to vote at the meeting in person or by proxy.  Shareholders not attending the meeting may exercise their right to vote by promptly signing, dating and returning the proxy in the envelope provided for that purpose - or instruct intermediaries who hold their shares to submit proxies on their behalf

BY ORDER OF THE BOARD

DATED:  March 16, 2006

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation by and on behalf of the management of Caledonia Mining Corporation (the "Corporation") of proxies to be used at the Annual Meeting (the "Meeting") of Shareholders of the Corporation to be held on Thursday, May 11, 2006 at 11.00 am local time, in Boardroom 44-01, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting.  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees or agents of the Corporation.  The cost of any such solicitation by management will be borne by the Corporation.

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

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On February 28, 2006, the Corporation had outstanding 386,152,762 common shares, each carrying the right of one vote per share.  To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all issued shares of the Corporation.

The Board of Directors of the Corporation has fixed the record date as April 11, 2006 for the purpose of determining who is entitled to receive Notice of Meeting.  Shareholders entitled to vote at the meeting will be the shareholders of record at 10:00 a.m. (Toronto, Ontario time) on May 10, 2006.  The failure of any shareholder to receive notice of the Meeting shall not deprive the shareholder of voting at the Meeting.

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

		February 2005	Nil
S. E. Hayden, (2)(3) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Corporation and Director of all Caledonia's subsidiary companies. Chief Executive Officer of Eersteling Gold Mining Company Limited, Greenstone Management Services (Pty) Ltd., and Barbrook Mines Limited.	1996	Nil
J. Johnstone, Vice President Operations, Chief Operating Officer & Director Oakville, Ontario, Canada	Chief Operating Officer of the Corporation and Director of various subsidiary companies.	1997	Nil
F. C. Harvey, Director, Oakville, Ontario, Canada	Retired. Until 31 December 2005 employed as Technical Director and Secretary of the Corporation and Director of various subsidiary companies.	1993	4,300
C.R. Jonsson,(1)(2)(3) Director, Vancouver, British Columbia, Canada	Principal of Tupper, Jonsson & Yeadon, Barristers & Solicitors.	1992	59,469
W. I. L. Forrest,(1)(2)(3) Director Nyon, Switzerland	Business Executive.	1992	17,000
R.G. Fasel, (1)(4) Director Geneva, Switzerland	Director of Progesco Geneve SA, public accountants in Geneva, Switzerland from 1989 to present.	2004	Nil

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

W.I.L. Forrest became a director of AB Airlines plc on 30June 1999 and resigned on 30 July 1999. On 2 August 1999, AB Airlines plc was placed in administrative receivership.

At the present time the following Caledonia directors are also directors of the following issuers:

Rupert Pardoe

- none

Stefan Hayden

- none

Carl Jonsson

-Bonterra Energy Income Trust, TSX

-Comaplex Minerals Corp, TSX

-Comet Industries Limited, TSX-V

-Global Net Entertainment Corp, TSX-V

-Acrex Ventures Limited, TSX -V

-Dolly Varden Resources Limited, TSX-V

-Altima Resources Limited, TSX-V

-Pine Cliff Energy Limited, TSX-V

Ian Forrest

-Belmore Resources Holdings Plc, London OFEX

     -Georex SA, Paris OTC

-Mengold Resources Inc.TSX-V

-PolyMet Mining Corp.,TSX-V

-Viatrade Plc, London OFEX

Chris Harvey

     - none

Jim Johnstone

     - none

Roland Fasel             -none

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

REPORT ON EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with the applicable regulation (the "Regulation") under the Securities Act (Ontario), sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2005 in respect of the named executive officers:

Summary Compensation Table

	Annual Compensation Long Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
Name and				Other Annual	Options/	Restricted	LTIP	All other
Principal		Salary	Bonus	Compensation	SARs	Share Units	Payouts	Compensation
Position	Year	($)	($)	($) (1)	Granted (#)	(#)	($)	($)

Stefan E. Hayden (2)(3)	2005	360,000	-	80,672	Nil	Nil	Nil	10,000
President, & Chief	2004	225,000	-	42,000	Nil	Nil	Nil	7,500
Executive Officer	2003	180,000	-	-	Nil	Nil	Nil	5,000

Jim Johnstone (3)
Vice President	2005	207,200	-	-	Nil	Nil	Nil	10,000
Operations and	2004	207,200	-	-	Nil	Nil	Nil	7,500
Chief Operating	2003	207,200	-	-	Nil	Nil	Nil	5,000
Officer

F.Chris Harvey (3)	2005	150,000	-	-	Nil	Nil	Nil	10,000
Technical Director	2004	150,000	-	-	Nil	Nil	Nil	7,500
and Secretary	2003	150,000	-	-	Nil	Nil	Nil	5,000

Steve Poad (4)(5)	2005	19,178	-	-	Nil	Nil	Nil	Nil
Controller	2004	32,720	-	-	Nil	Nil	Nil	Nil
	2003	26,971	-	-	150,000	Nil	Nil	Nil

Jacques du Plessis(6)	2005	144,000	_	_	Nil	Nil	Nil	Nil
General Manager	2004	306,000	_	_	Nil	Nil	Nil	Nil
	2003	46,392	_	_	200,000	Nil	Nil	Nil

Mike D Tombs(5)	2005	123,000	_	_	Nil	Nil	Nil	Nil
Vice President F Financ	2004	103,594	_	_	100,000	Nil	Nil	Nil
Finance and Chief	2003	Nil	_	_	Nil	Nil	Nil	Nil
Financial Officer

Notes:

(1)   Perquisites and other personal benefits for each of the named executive officers, with the exception of Mr. Hayden did not exceed the lesser of $50,000 and 10% of total annual salary and bonus in 2003, 2004 and 2005.

(2)   Mr. S. E. Hayden is employed indirectly by the Corporation through a management and administrative agreement.

(3)   The figures shown are the agreed salaries. The Officers noted have, in recognition of the Corporation's cash position in the respective years, agreed to defer an aggregate total of $302,201 of the salaries due them for the period ending December 31, 2001 and further amounts totaling $173,067 and $383,810 for the periods ending December 31, 2000 and December 31, 1999 respectively. During 2003 Mr. Johnstone was paid in full the sum of $278,666.33.  Mr. Harvey was paid $100,000.00 in 2003 and was paid the balance of his outstanding salary in 2004. Epicure was paid the full outstanding balance pertaining to the management and administrative agreement relating to Mr. Hayden during 2003 and 2004.

(4)  Mr. S. Poad is employed indirectly by the Corporation through a service contract with Doelcam Inc.

(5) Mr. S. Poad served as VP Finance until June 24, 2004.  Mr. M. Tombs was appointed as VP Finance and CFO on June 24, 2004.

(6) Mr du Plessis was employed as General Manager, South Africa from November 2003 to May 2005

The following table (presented in accordance with the Regulation) sets forth stock options granted by the Board of Directors of the Corporation during the fiscal year ended December 31, 2005 to the named executive officers:

Option/SAR Grants in Last Fiscal Year

Name	Securities Under Options/SARs Granted #	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Nil

The following table (presented in accordance with the Regulation) sets forth stock options exercised by the named executive officers during the fiscal year ended December 31, 2005:

Option/SAR Exercises in Last Fiscal Year

Value of Unexercised in-
			Unexercised	the-Money (1)
	Securities		Options/SARs at	Options/SARs at
	Acquired		December 31, 2005	December 31, 2005
	on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

S. E. Hayden	Nil	Nil	4,175,000/Nil	Nil/Nil

J. Johnstone	Nil	Nil	2,135,000/Nil	Nil/Nil

F. C. Harvey	Nil	Nil	2,135,000/Nil	Nil/Nil

S. Poad	Nil	Nil	430,000/Nil	Nil/Nil

J. du Plessis	Nil	Nil	Nil/Nil	Nil/Nil

M.D. Tombs	Nil	Nil	100,000/Nil	Nil/Nil

Notes:

(1)  "In-the-money" means the excess of the market value of the common shares of the Corporation outstanding on December 31 2005 over the exercise price of the options

The Corporation does not have a long-term incentive plan, a pension plan or other form of defined benefit plan - other than its Stock Option Plan.

Termination of Employment, Change of Responsibilities and Employment Contracts

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for (i) a "Key Executive Severance Protection Plan" between Caledonia and one of its directors - namely Mr. S.E. Hayden dating from 1996, (ii) the indirect employment of Mr. S.E.Hayden through a management and administrative agreement and (iii) an employment contract with a director, Mr. J. Johnstone.  The "Severance Plan" calls for severance payments to these executives if employment is terminated as a result of a change of control of Caledonia.  Mr. Johnstone's employment contract with Caledonia has a termination clause whereby Mr. Johnstone is paid a severance payment of one year of salary in the event of his termination due to change of control or without cause. Mr Harvey resigned from his operating role with Caledonia effective December 31, 2005.  Since then he has provided consulting services from time-to-time, he continues as a director of Caledonia.  Mr Johnstone has given Caledonia notice of his retirement from his operating role effective September 30, 2006.  The corporation has an agreement with Mr Pardoe as Chairman and for compensation of services provided to Caledonia, in addition there are letters of appointment with Messrs Fasel, Forrest, Harvey and Jonsson.

Composition of the Compensation Committee

The Corporation has a Compensation Committee ("Committee") comprised of four members.  All issues as to compensation of  the Officers are considered by the Committee, the members of which, during the fiscal year ended December 31, 2005, were G.R.Pardoe (Chairman), C. R. Jonsson , W. I. L. Forrest and  S. E. Hayden.  Mr. S. E. Hayden as President and CEO of the Corporation is therefore an inside director. Mr. Hayden abstained from voting on compensation matters pertaining to him.  Mr. G.R. Pardoe was appointed  as a fourth member of this committee in March 2005. Since March 2005 Mr. Pardoe has provided the company with consulting services for which he has been compensated.   He has therefore been a service provider within the past three years and may be considered a related director under recently adopted  Ontario Securities Commission ("OSC") rules..  Mr. C. R. Jonsson was granted 1,000,000 stock options in 2002 in lieu of being paid for legal services provided by him.  Mr. Jonsson continues to provide the company with limited legal services and has been paid for these services at normal rates since April 2005. He has therefore been a service provider within the past three years and may be considered a related director under recently adopted OSC rules. The Board considers while Messrs Jonsson and Pardoe do not satisfy the strict definition of independence, they meet the requirements of independence in every other way.  Mr. W. I. L. Forrest is an independent director within the meaning of the OSC's Multilateral Instrument 52-101.

The board has adopted a Charter of the Compensation  Committee which is attached to this Information Circular as Appendix C.

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

Compensation of Directors

The compensation committee, consisting of one independent director and three who are not independent (see above), reviews the compensation paid to directors annually. Based on compensation paid to directors at other companies comparable to Caledonia and on the additional risks and responsibilities assumed by the directors it recommends compensation paid to Caledonia's directors. Effective July 1, 2004 each of the directors, including directors who are officers of the Corporation, is entitled to an annual director's fee of $10,000 Canadian and out of pocket expenses relating to attendance at a board or committee meeting.  Prior to 2004 directors were paid an annual directors fee of $5,000.  For 2004, Mr. Fasel, who joined the board at mid-year was paid $5,000 on a pro-rata basis, the other five directors were each paid $7,500 for 2004. The Corporation obtained, in June 2003, liability insurance for directors and officers of the Corporation and its affiliates with coverage of $1,000,000 Canadian per occurrence and in the aggregate. In February 2005 Mr Pardoe was appointed a director of Caledonia and as Chairman of the Board with an annual fee of $30,000 to be paid quarterly, he is also compensated at $3,000 per day for services provided to Caledonia.

Effective July 5, 2005 each of the non-executive directors is compensated for time spent in preparing and participating in telephone conference Board and Committee meetings and for travel and attending Board meetings being:

-  $275 per hour for preparation for and participating in telephone meetings of the Board and Committees;

-  $3,000 per day for participating in meetings of the Board and travel time to get to and from the location of a board meeting.

It was understood that should the corporation's treasury be unable to afford this compensation, these payments would be deferred until adequate funds were available. To date no such compensation, totaling $ 48,520, has been paid for time spent in connection with Board meetings in 2005.

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the common shares of the Corporation with theS&P/ TSX Composite Index for the last five years on the basis of cumulative total return.

	Dec 2000	Dec 2001	Dec 2002	Dec 2003	Dec 2004	Dec 2005
S&P/TSX Composite	100	86	74	92	104	126
Caledonia Common Shares	100	79	586	600	186	164

CORPORATE GOVERNANCE PRACTISE

In June 2005 the Ontario Securities Commission ("OSC") adopted National Instrument 58-101 ("NI 58-101") Disclosure of Corporate Governance Practices, which  replaces the TSX Guidelines of previous years. This Instrument requires the issuer to include in its management information circular the disclosure required by Form 58-101F1.  The Corporation's Statement of Corporate Governance Practices, which has been prepared by the Corporate Governance Committee in terms of Form 58-101F1, follows:

Mandate of the Board

The Board of Directors of the Corporation is responsible for the overall stewardship of the Corporation, and has full power and authority to manage and control the affairs and business of the Corporation.  The mandate of the Board of Directors is detailed in the "Charter of the Board of Directors" which is attached to this Information Circular as Appendix A and can be viewed at the Corporations head office, at the Annual Meeting of Shareholders and on the Corporation's website at www.caledoniamining.com.

Amongst other things, the Board is responsible for:

I.

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

6.

examination, through its Audit Committee, of the effectiveness of the company's internal control processes and management information systems.  The Board consults with the VP Finance and management of the Corporation to ensure the integrity of these systems;

7.

developing position descriptions and terms of reference for the Board, the President and Chief Executive Officer and the committees of the Board; and

8.

ensuring that Directors may hire outside advisors, at the expense of the company, in appropriate circumstances.

The Board holds regular meetings.  Additional meetings are held to address special items of business.  The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. On average the Board has met between nine and ten times per year during the past five years.

Attendance Record of Directors from January 1, 2005 to December 31, 2005:

	In Person:	By telephone:	Total
Meetings Held	3	5	8
Attendance at Meetings:
R. Fasel	2	4	6
I. Forrest	2	5	7
C. Harvey	3	3	6
S. Hayden	3	5	8
J. Johnstone	3	5	8
C. Jonsson	3	5	8
R. Pardoe	3	5	8

Board Composition

National Instrument 58-101 requires the Corporation to identify which directors are independent and which are not independent as defined in MI 52-110.  National Policy 58-101 recommends that a majority of the Board be independent to the Corporation.  The Policy uses the term independent director to mean a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

The Board has concluded that two of the seven directors, Messrs. Fasel and Forrest are independent directors within the meaning of the NI 58-101 definitions. The Board considers while Messrs. Jonsson and Pardoe do not satisfy the strict definition of independence in that they receive remuneration for legal and consulting services provided to the Corporation,, they meet the requirements of independence in every other way. In reaching these conclusions, the Board has examined the factual circumstances of each director and has considered any interests and business or other relationship that any director may have with the Corporation.  The 58-101 definitions are quite restrictive of the Corporation and will require careful consideration on how best to satisfy the guidelines of  maintaining a majority of independent directors as defined in National Policy.  Mr. S. E. Hayden is a related director by virtue of his position as the President and Chief Executive Officer of the Corporation and Mr. J. Johnstone  is a related director by virtue of his positions as an employee of the Corporation.  Mr. Harvey was an employee of the Corporation until December 31, 2005 since then he has provided consulting services to the Corporation and is thus a related director.  Similarly Messrs Jonsson and Pardoe have respectively provided legal and consulting services to the Corporation and are thus related directors. The Board believes that the extensive knowledge of Messrs. Hayden, Johnstone, Jonsson and Harvey of the Corporation's business is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.  The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Mr. Pardoe is most valuable to the other directors and to the Corporation as a whole.

Caledonia's Board members consider that the Board's current composition is efficient and appropriate considering the extent of the Corporation's activities and the location of the properties on which most of its activities are conducted.  It is the opinion of the two unrelated Directors, Messrs. Fasel and Forrest, that the Board functions adequately independently of management.  However, they believe that the Corporation will benefit from the addition of independent directors. In early 2005 the Corporation invited  Mr. Pardoe to join the board as an  independent director. The Board then elected Mr. Pardoe as Chairman and thereby, in the interest of sound corporate governance, has separated the positions of Chairman and President both of which were previously held by Mr. Hayden. However because of his recent consulting role Mr. Pardoe can no longer be considered as independent and thus the earlier intention of maintaining a majority of independent directors and having an independent chairman has now been lost.

The Board determines each year the number of directors to be elected at the annual general meeting.  Under the articles of the Corporation, the number of directors of the Corporation must be at least three.  For 2006, the Board has concluded that the number of directors should be further increased to satisfy the Corporate Governance requirements regarding independent directors and has been actively seeking an additional qualified independent director.

The Board is aware of the need to use independent judgement in carrying out its duties.  The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Chairman of the board of directors is mandated to "Ensure the Board has the opportunity to meet separately without management present"; he does this by enquiring at each board meeting if any independent directors wishes such a meeting.

The board has adopted a Charter of the Board of Directors which is attached to this Circular as Appendix B.

The Corporation does not have a significant shareholder, defined in the TSX Report as a shareholder with the ability to exercise a majority of votes for the election of directors.

Position Descriptions and Charters

The board has developed a written position description for the Chairman of the Board, but does not have written position descriptions for the chairmen of each board committee.  The Board has adopted committee charters for the Audit, Compensation, Corporate Governance and Nomination committees, these charters outline the responsibilities of each committee and the reporting responsibilities of the committee chairman.

The board has developed a written position description for the C.E.O.

Board Committees

The Board of Directors has four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee.  The Board has established a policy to strive to implement the recommendations of National Policy 58-101 wherever possible and practical.

Audit Committee

The Audit Committee, which is chaired by Mr. Forrest, is currently composed largely of, unrelated directors.  In 2004, Mr. Fasel was appointed to the Audit committee and at the same time the related director, Mr. Hayden resigned his position. The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties.  The Audit Committee is responsible for reviewing and making recommendations to the Board on:

I.

financial statements and the related reports of management and external auditors;

2.

accounting and financial reporting procedures and methods;

3.

internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.

During 2004 the Board adopted a "Charter of the Audit Committee" which is to be reviewed annually.  This Charter can be viewed at the Corporation's head office, at the Annual Meeting of Shareholders and on the Corporation's website at www.caledoniamining.com.

Compensation Committee

The Compensation Committee is currently composed of three related and one independent directors.  The Board believes that the participation of Messrs. Hayden, Jonsson and Pardoe the related directors, is important to the business of this committee. Mr. Pardoe was appointed to this Committee, which he chairs, on his appointment to the Board in 2005.  The Committee is responsible for making recommendations to the Board on:

II.

Compensation and bonuses of the Executive Directors

III.

Compensation of officers and senior employees of the Corporation, including stock option incentives;

IV.

Succession planning for officers of the Corporation;

V.

Recommend candidates for appointment as officers;

VI.

Review and approve any employment contracts and other individual financial arrangements for senior management.

The Charter of the Compensation Committee is attached to this Circular as Appendix C.

Corporate Governance Committee

The Corporate Governance Committee is currently composed of one independent and three non-independent directors.  The Board believes that the participation of Messrs. Hayden, Jonsson and Pardoe, the related directors, is important to the business of this committee. Mr. Pardoe brings considerable corporate governance experience to this Committee which he chairs.  Mr. Jonsson has served on the committee for several years, including a period as an independent director. The Committee has general responsibility for developing the approach of the Corporation to matters of corporate governance, which includes the responsibility for:

VII.

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

6.

preparing annually and recommending to the Board a "Statement of Corporate Governance Practices"; and

7.

overseeing the Corporation's policy for communications with shareholders, the investment community, the media, governments and the general public

The Charter of the Corporate Governance Committee is attached to this Circular as Appendix D.

No compensation consultant or advisor has been retained to assist in determining compensation for any of the company's directors or officers since January 1, 2005.

Nominating Committee

The Nominating Committee was composed of one independent and one non-independent director during 2004.  In accordance with the TSX recommendations the Board appointed only unrelated directors, Mr. Fasel and Mr. Pardoe to this committee during 2005.  However, recently Mr. Pardoe has provided consulting services to the Corporation and is no longer independent. The Committee, which is chaired by Mr. Pardoe, is responsible for:

I.

identifying prospective nominees for the Board and recommending them to the Board; and

II.

establishing criteria for Board membership and retirement therefrom.

The board has adopted a Charter of the Nominating Committee which is attached to this Circular as Appendix B.

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

Ethical Business Conduct

In April 2004 the Board adopted a written Code of Business Conduct and Ethics for the directors, officers and employees.

A copy of this Code of Business Conduct and Ethics is available on the company website at www.caledoniamining.com

The company does not monitor compliance with its code, but from time to time satisfies itself regarding compliance with the code.

There has been no material change report filed since January 1, 2005 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

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

Orientation & Continuing Education

The board takes the following steps to orient new directors:

i.

By using the board and committee charters described above, together with verbal discussion, to describe the role of the board, its committees and its directors.

ii.

Providing updates, at least quarterly, of the company's operations and activities

And to provide continuing education for its directors by meeting as a  group from time to time  to better understand the company business, meet with fellow directors and discuss matters of mutual concern.

Other Corporate Governance Segments.

The Board has reviewed the NP58-201 Guidelines on Corporate Governance and concluded that the Corporation complies with the guidelines except in two areas, namely

(i)

The independence of the majority of its directors and chairman, and

(ii)

Assessing the board's effectiveness.

 The board is addressing these deficiencies and expects to comply with these outstanding guidelines during 2006.

Additional Information

Additional information relating to the Corporation is on SEDAR at www.sedar.com and on the Corporation's website at www.caledoniamining.com   Financial information is provided in the Corporation's comparative financial statements and MD&A.

Copies of the Corporation's financial statements and MD&A can be obtained by contacting the company's head office at:

Unit #9, 2145 Dunwin Drive

Mississauga

Ontario, Canada

L5L 4L9

Phone:

+1-905-607-7543

GENERAL APPROVAL OF CIRCULAR

The contents and sending of this management information circular have been approved by the Board of Directors of the Corporation,

BY ORDER OF THE BOARD OF DIRECTORS

DATED:  March 16th, 2006

Appendix A

Caledonia Mining Corporation

Charter of the Board of Directors

I.

Purpose

The Board of Directors (the "Board") of Caledonia Mining Corporation ("Caledonia") is responsible for overseeing the management and business affairs of  Caledonia and makes all major policy decisions. It may delegate certain of its authority and responsibilities to Board committees ("Committees") or management of Caledonia ("Management"). Nonetheless, it will retain full effective control over the company.

II.

Authority

The authority of the Board comes from its mandate given by the shareholders - and the applicable law - to supervise the management of  Caledonia. Through the Chief Executive Officer ("CEO"), the Board sets standards of conduct, including the general moral and ethical standards for the conduct of the business.

III.

Composition and Meetings

1.

The Board consists of a pre-determined number of directors elected annually by shareholders. A director may be re-elected each year.

2.

The Board must include individuals who qualify as independent directors. In addition, the Board must include a number of directors who do not have interests in or relationships with either Caledonia or the major shareholders and which fairly reflects the investment by minority shareholders. The Board will meet all applicable legal and regulatory requirements.

3.

The Board appoints one director Chairman. The Chairman is responsible for ensuring that the Board carries out its responsibilities effectively.

4.

The agenda for Board meetings shall contain standing business reporting items. At a prior meeting, or through the office of the Chairman, any director may request additional items for inclusion on the agenda.

5.

All reports and material for approval by the Board shall be delivered at least 48 hours in advance of a Board meeting in rush circumstances, and seven days for regular reporting, unless extenuating circumstances, as approved by the Chairman, dictate otherwise.

6.

A simple majority of the members forms the quorum of such meetings; providing that at least 25% of the Directors present at every meeting of the Board must be  resident Canadians.

7.

Any director may request a meeting of the Board with no Management in attendance.

8.

Within five business days of a meeting the Secretary will circulate the minutes for review and comment.

9.

In the event a resolution is to be passed by way of written consent rather than a meeting of the Board, a brief summary of the background and purpose of the resolution will be provided to the directors.

IV.

Responsibilities

In discharging its duties and stewardship responsibility, the Board:

1.

Sets strategic direction, adopts and supervises the strategic planning process, and approves the strategic plans and goals, which takes into account, among other things, the opportunities and risks of the business. The CEO and Management have direct responsibility for the ongoing development and implementation of the strategic planning process and the fulfillment of long term goals.  The Board monitors the success of Management in implementing the approved strategies and plans.

2.

Identifies the principal risks of business and ensures the implementation of appropriate systems to manage these risks. The Board must understand the principal risks of the business and oversee the implementation of systems to monitor and manage these risks effectively with a view to the long-term viability and success of Caledonia and the interests of its shareholders.

3.

Appoints, monitors the performance of, and determines the compensation for the CEO and senior Management. The Board must ensure that Caledonia has Management of the highest caliber. This responsibility is carried out primarily through the appointment of the CEO.

4.

Adopts procedures to ensure independent functioning of the Board. The Board must put in place appropriate procedures to ensure that the Board is able to function independently of Management. This responsibility is fulfilled by ensuring that the directors have an opportunity to discuss issues in the absence of Management and the CEO, and by establishing a process and guidelines to enable individual directors and Committees to engage outside advisors. The Board is responsible for defining its relationship with Management and for establishing, through the development of clear policies and procedures, specific levels of authority for Management.

5.

Ensures integrity of Caledonia's internal control and management information systems. This responsibility includes reviewing and approving historical financial information and ensuring the integrity of the audit system and compliance with applicable accounting principles and laws. The Board must ensure that it receives a flow of information that provides a base for determining the future prospects and direction of the business.

6.

Ensures adoption of a disclosure policy. The Board must ensure that policies and procedures are in place to enable Caledonia to communicate effectively with its shareholders and to satisfy all applicable disclosure requirements.

7.

Ensures succession planning is in place. The Board must ensure that adequate and effective succession plans are in place for the CEO and senior Management.

8.

Ensures adoption of policies that govern the conduct of directors, officers and employees. The Board must ensure that clear and unambiguous policies are in place relating to the conduct of the directors, officers and all employees and to ensure compliance with all applicable standards, laws and regulations.  The Board is also responsible for identification and reporting of conflicts of interest whether potential or actual.

9.

Assess the contributions  and effectiveness of the Committees.

10.

Develops Caledonia's approach to corporate governance issues. The Board must ensure that Caledonia is in compliance with existing regulations and requirements.

V.

DELEGATION

1.

The day-to-day management of the business and affairs of Caledonia are delegated by the Board to the CEO and other executive officers as directed by the CEO.

2.

The Board assigned to the Compensation Committee the authority to examine  the compensation of the Officers - including options proposed to be granted to the Officers.

3.

The Board assigned to the Audit Committee the authority to monitor the integrity of Caledonia's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; to monitor the independence and performance of Caledonia's independent auditors and internal auditing department: and to provide an avenue of communication among the independent auditors, Management, the internal auditing department, and the Board of Directors.

4.

The Board assigned to the Governance Committee the authority to develop Caledonia's approach to governance issues to ensure that all requirements are met.

5.

The Board assigned to the Nominating Committee the responsibility of establishing the criteria for Board membership and identifying, vetting and recommending prospective nominees for Board membership.

VI.

NOT DELEGATED AUTHORITY

The following matters require the prior approval of the Board:

1.

Strategic plans and annual budgets;

2.

Approval of the annual audited and unaudited quarterly financial statements;

3.

Any transaction which is not in the ordinary course of business of Caledonia;

4.

Acquisitions and dispositions of fixed assets in excess of $1 million. The Chairman is mandated to approve acquisitions and dispositions and below $1 million;

5.

Borrowings or giving guarantees in excess of $1 million;

6.

All contracts with officers or directors in excess of $75,000 annually;

7.

Decisions and recommendations of any Committee;  and

8.

All other matters that are within the Powers of the Board and are not delegated pursuant to Clause V.

Charter date:

 March 1, 2005.

Appendix B

Caledonia Mining Corporation

Charter of the Nominating Committee

I.

Purpose

The Nominating Committee (the "Committee") is established by The Board of Directors (the "Board") of Caledonia Mining Corporation (the "Corporation") to assist the Board in identifying qualified individuals to become new directors, and recommending the appointment of specific individuals. Where appropriate it will also recommend revisions to this charter.

II.

Composition and Meetings

1.

The Committee will consist of not less than two directors, all of whom shall be independent and who will be appointed by the Board.

2.

A quorum shall be a majority of the members, present either in person or by telephonic conference call.

3.

The Committee shall appoint a Secretary.

4.

Within five business days of a meeting the Secretary will circulate the minutes for review and comment.

III.

Reporting to the Board

The Chairman of the Committee shall report to the Board at its next meeting following any meeting of the Committee.

IV.

Authority to Engage Advisors

The Committee shall have the authority to engage outside consultants and advisers as it determines necessary to carry out its duties. The Corporation shall provide appropriate funding to compensate any such consultant or adviser, as determined by the Committee in its capacity as a committee of the Board.

V.

Responsibilities

The Committee shall

1

Annually review the performance of the Board of Directors, the committees of the Board and individual directors, and the relationship between the Board and management.

2

Review and determine the criteria for identifying potential nominees to the Board of Directors.

3

Seek guidance from the Chairman and the President and Chief Executive Officer in identifying and assessing potential candidates to be nominated for election to the Board of Directors, and the need for the appointment of additional Directors.

4

Annually review the membership of the committees of the Board and make recommendations to the Board on appointments to the committees, including the appointment of a Chairman for each committee.

5

Review and oversee the orientation program for new members of the Board.

6

Regularly review the position descriptions of the Chairman of the Board and the Chief Executive Officer.

Charter date:

7th July 2005

Appendix C

Caledonia Mining Corporation

Charter of the Compensation Committee

I.

Purpose

The Compensation Committee (the "Committee") is established by The Board of Directors (the "Board") of Caledonia Mining Corporation (the "Corporation") to assist the Board in developing senior management succession planning and recommending to the Board adjustments in remuneration and benefits for the Directors and senior management.

II.

Composition and Meetings

1.

The Committee will consist of not less than three directors, the majority of whom shall be independent, and who will be appointed by the Board.

2.

A quorum shall be a majority of the members, present either in person or by telephonic conference call.

3.

Where any matter discussed relates to a member of the Committee, that member will retire from the meeting for that part of the meeting.

4.

The Committee shall appoint a Secretary.

5.

Within five business days of a meeting the Secretary will circulate the minutes for review and comment.

III.

Reporting to the Board

The Chairman of the Committee shall report to the Board at its next meeting following any meeting of the Committee.

IV.

Authority to Engage Advisors

The Committee shall have the authority to engage outside consultants and advisers as it determines necessary to carry out its duties. The Corporation shall provide appropriate funding to compensate any such consultant or adviser, as determined by the Committee in its capacity as a committee of the Board.

V.

Responsibilities

The Committee shall

1.

Review and approve the annual compensation and any bonuses of the Executive Directors, in consultation with the Chairman of the Board.

2.

Based on the recommendation of the President and CEO, review and approve the annual compensation for senior management as so designated by the Board from time to time.

3.

Review stock option plans and other equity related long term incentive plans operated by the Corporation, and recommend any awards thereunder and any changes thereto.

4.

Approve termination settlements for Executive Directors and senior management.

5.

Review the senior management succession and development plans and report to the Board at least annually on such plans.

6.

Recommend to the Board candidates for appointment as officers of the Corporation to the Board.

7.

Review and approve any employment contracts and any other individual financial arrangements for senior management.

Charter date:

7th July 2005

Appendix D

Caledonia Mining Corporation

Charter of the Corporate Governance Committee

I.

Purpose

The Corporate Governance Committee (the "Committee") is established by The Board of Directors (the "Board") of Caledonia Mining Corporation (the "Corporation") to assist the Board by developing and recommending to the Board a set of corporate governance principles.

II.

Composition and Meetings

1.

The Committee will consist of not less than three directors, the majority of whom shall be independent, and who will be appointed by the Board.

2.

A quorum shall be a majority of the members, present either in person or by telephonic conference call.

3.

The Committee shall appoint a Secretary.

4.

Within five business days of a meeting the Secretary will circulate the minutes for review and comment.

III.

Reporting to the Board

The Chairman of the Committee shall report to the Board at its next meeting following any meeting of the Committee.

IV.

Authority to Engage Advisors

The Committee shall have the authority to engage outside consultants and advisers as it determines necessary to carry out its duties. The Corporation shall provide appropriate funding to compensate any such consultant or adviser, as determined by the Committee in its capacity as a committee of the Board.

V.

Responsibilities

The Committee shall

1.

Periodically review and make recommendations to the Board on the Board mandate and the mandates and responsibilities of the committees of the Board.

2.

Periodically review and make recommendations to the Board on the position descriptions for the Chairman of the Board and the Chief Executive Officer.

3.

Review and recommend to the Board for approval a set of corporate governance principles applicable to the Corporation.

4.

 Regularly review the corporate governance practices of the Corporation and their compliance with Toronto Stock Exchange Regulations and other regulatory guidelines and rules and, if appropriate, recommend changes in these practices to the Board.

5.

Review and make recommendations to the Board on any other matters related to the governance of the Corporation that the Committee considers appropriate.

Charter date:

7th July 2005

EXHIBIT #14c

CALEDONIA MINING CORPORATION

SCHEDULES

All schedules specified in Article 5-04 of Regulation S-X are considered not to be applicable to Caledonia.

EXHIBIT #14d

CALEDONIA MINING CORPORATION

MINERAL PROPERTIES (Thousands of $Cdn)

The following is a summary of Caledonia’s mineral properties and the capitalized costs as at the 31st December 2005:

Canada:

Nunavut

 $     750

Africa:

South Africa

 8,698

Zambia

 1,391

  10,089

TOTAL MINERAL PROPERTIES

$10,839

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

28th February 2006

The complete Independent Qualified Person’s Report (dated May 2004)

may be viewed on this company’s website.

APPLIED GEOLOGY SERVICES cc

CK 89128297/23

P O Box 2033, Rivonia, 2128, South Africa Tel: (27 11) 234 9750/1 Fax: (27 11) 234 9752 Cell: 083 626 4523

Email: admin@appliedgeology.co.za

Tuesday, 28 February 2006

This letter serves to confirm that I have examined the ore reserve and ore resource estimations for Barbrook Mines Limited for the year ended December 2005, and consider them to be a fair reflection of their current status.

David Grant Consulting Geologist C Geol, Pr, Sci. Nat.