Form 20-F
period 2006-12-31
CALEDONIA MINING CORP
filed 2007-05-30
CIK 766011

CALEDONIA MINING CORPORATION

FORM 2OF ANNUAL REPORT

U.S. SECURITIES & EXCHANGE

COMMISSION

2007

OMB APPROVAL
OMB Number: 3235-028 Expires: January 31, 2008 Estimated average burden hours per response..2631.0

UNITED STATES

SECURITIES AND  EXCHANGE COMMISSION

 WASHINGTON, D.C.20549

(Mark One)

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE       SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE   SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………….

For the transition period from

_______________to_________________

Commission file number __0-13345_______________________________

__Caledonia Mining Corporation ________________________________________________

(Exact name of Registrant as specified in its charter)

________________________________________________________________________________________________

(Translation of Registrant’s name in English)

_ Canada________________________________________________________________________________________

(Jurisdiction of incorporation or organization)

             24 Ninth Street, Lower Houghton, Johannesburg 2198,   South Africa

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

Nil

Nil

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

457,981,021 Common Shares

As of December 31, 2006

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

A.

That all reference to monies herein are to Canadian dollars unless otherwise specifically indicated.

B.

Various other documents which have been published and/or filed and which are referred to herein are incorporated herein for reference.

PART 1

1.

IDENTITY of DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required as this is an “annual report under the Securities Exchange Act of 1934 (“Exchange Act”).

However, the information required above can readily be determined from Caledonia’s 2006 Annual Information Circular.

2.

OFFER STATISTICS AND TIMETABLE

Not required as this is an “annual report under the Exchange Act”.

3.

KEY INFORMATION

1.

Selected Financial Data

Table 3 A shows the applicable selected financial data for the 5-year period 2002 to 2006 in Canadian Generally Accepted Accounting Principles.

Table 3 A (i) shows the applicable selected financial data for the 5-year period 2002 to 2006 in United States Generally Accepted Accounting Principles.

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual last six months ending March 31, 2007.

Table 3A - Selected Financial Information - Canadian Generally Accepted Accounting Principles

	2006(2)	2005(2)	2004(2)	2003(1)(2)	2002(1)(2)
Financial - $ Thousands Cdn except per share amounts
Revenue from Operations	13,586	6	3	58	1
Gross Profit (Loss)	4,925	(751)	(466)	(94)	(20)
Expenses (General, Administration, Interest, Amortization)	1,958	2,997	2,304	14,476	4,335
Net Income (Loss) for continuing operations	2,315	(3,748)	(2,770)	(4,811)	(1,765)
Income(loss) from discontinued operations	(7,990)	(5,932)	(7,222)	(36)	(91)
Net Income (Loss) for the Year after discontinued operations	(5,675)	(9,680)	(9,979)	(14,496)	(4,446)
Cash	1,252	1,076	6,470	4,179	1,864
Current Assets	8,773	2,264	7,481	4,573	2,094
Total Assets	31,456	22,338	23,666	19,530	24,969
Current Liabilities	5,899	2,589	1,062	790	1,336
Long Term Liabilities	1,221	377	423	1,089	1,073
Working Capital (Deficiency)	2,874	(325)	6,419	3,783	758
Shareholders’ Equity	24,336	19,372	22,181	17,651	22,560
Total Capital Expenditures (including Mineral Properties)	3,579	5,284	3,813	2,279	613
Expenditures on Mineral Properties	659	2,583	2,298	2,042	624
Financing Raised	7,559	6,785	14,314	9,511	5,174
Dividends Declared	-	-	-	-	-

Share Information

Market Capitalization ($ Thousands)	45,798	42,632	39,145	105,955	86,836
Shares Outstanding (Thousands)	457,981	370,715	301,112	252,274	211,795
Warrants & Options (Thousands)	102,354	34,748	52,342	27,348	28,055
Earnings (Loss) per Share	(0.013)	(0.031)	(0.034)	(0.062)	(0.023)

(1)

Restated for the adoption of the Asset Retirement Obligations change in accounting policy.

(2)

Presented to show the results of continuing and discounted operations due to the decision to sell the Barbrook and Eersteling Mines.

Table 3A (i) - Selected Financial Information - United States Generally Accepted Accounting Principles

	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)
Revenue from Operations	13,586	6	3	58	1
Gross Profit (Loss)	4,266	(2,791)	(872)	(8,987)	(2,283)
Expenses (General and Administration, Interest and Amortization)	1,958	2,997	2,304	14,605	5,987
Net Income (Loss) from continuing operations	1,656	(5,788)	(3,163)	(4,949)	(3,704)
Net Income (Loss) from discontinued operations	(7,990)	(5,932)	(7,222)	(36)	(91)
Net Income (Loss)	(6,334)	(11,720	(10,385)	(4,985)	(3,795)
Total Comprehensive Loss	(6,249)	(11,738)	(10,421)	(4,985)	(3,795)

Cash	1,252	1,076	6,470	4,179	1,864
Current Assets	8,773	2,264	7,481	4,573	2,094
Total Assets	26,135	17,591	20,977	17,283	13,439
Current Liabilities	5,899	2,589	1,062	790	1,336
Long Term Liabilities	1,221	377	423	1,089	1,280
Working Capital (Deficiency)	2,874	(325)	6,419	3,783	758
Shareholders’ Equity (Deficiency)	19,015	14,625	19,492	15,404	10,823
Total Capital Expenditures (including Mineral Properties)	2,920	3,244	3,407	1,601	(11)
Expenditures on Mineral Properties	-	543	830	1,365	-
Financing Raised	7,559	6,785	14,314	9,442	5,174
Deemed Dividends	-	171	-	-	-
Share Information
Market Capitalization ($ Thousands)	45,798	42,632	39,145	105,955	86,836
Shares Outstanding (Thousands)	457,981	370,715	301,112	252,274	211,795
Warrants & Options (Thousands)	102,354	34,748	52,342	27,348	28,055
Basic and Diluted Net Income (Loss) per Share	(0.02)	(0.038)	(0.036)	(0.022)	(0.020)

(1)

Presented to show the results of continuing and discontinued operations due to the decision to sell the Barbrook and Eersteling Mines.

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2002 to 2006

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2006	2005	2004	2003	2002
Rate at the End of the Period (1)	1.1654	1.1630	1.2020	1.2965	1.5591
Average Rate (2)	1.342	1.2114	1.3000	1.4015	1.5703
High Rate (1)	1.1794	1.2585	1.3957	1.5777	1.6033
Low Rate (1)	1.0948	1.1630	1.1759	1.2839	1.5276

Notes:

(1)

The rate of exchange is the Bank of Canada closing rate for the period.

(2)

The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 6 months from October 2006 to March 2007 are as follows:

	Oct. 2006	Nov. 2006	Dec. 2006	Jan. 2007	Feb. 2007	March 2007
Closing	1.1231	1.1422	1.654	1.177	1.1698	1.1546
Average	1.1281	1.1376	1.1525	1.1572	1.1488	1.1574
Hi	1.1415	1.1495	1.167	1.1848	1.1878	1.1817
Low	1.1146	1.1256	1.138	1.163	1.1563	1.15

C.

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

Such risks could potentially arise in any country in which Caledonia operates.  However the risks are regarded as greater in South Africa and Zambia and particularly in Zimbabwe.  In Southern Africa, Black Economic Empowerment Legislation and a number of economic and social issues may result in increased political and economic risks of operating in that area.

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

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since inception from February 1992, Caledonia has recorded a loss in every year except 1994 and 2000.  As at December 31, 2006, the consolidated accumulated deficit was $167.28 million.

Write-downs on capital assets and mineral properties are typical for the mining industry.  Caledonia’s policy is to review the carrying value of assets relative to current market conditions on an annual basis.

Fluctuating Minerals Prices and Foreign Currency Exchange Rates

As Caledonia’s activities primarily relate to the exploration, development and production of minerals the fluctuating World prices for such minerals have a significant potential effect on the Company’s future activities and the potential profitability of any of its minerals production activities.  There is never any assurance, when activities are undertaken, or production operations are commenced, that the World price of the minerals involved will continue at a sufficiently high price to justify the ongoing activities or the continuation of the production.

Most costs incurred by the Company in its exploration, development and production activities in southern Africa have to be paid in local currencies.  However, mineral prices are generally quoted in United States dollars.  The profitability of any production operations of the Company and the potential profitability of its exploration and development activities will therefore be seriously affected by adverse changes in the currency exchange rates.

Black Empowerment and Indigenization

The governments of the southern African countries in which the Company operates have, or are proposing, legislation (typically referred to as “black empowerment”) requiring companies to allow participation in their shareholdings and business enterprises by the indigenous (i.e. black) population.  In not all instances is it assured that such interests will have to be paid for at full fair value.  In Zimbabwe, when Caledonia purchased the Blanket Mine, it agreed to establish a trust for the benefit of the employees of the Blanket Mine, and the area in which it is located, into which up to 30% of the issued shares of the wholly owned subsidiary which acquired and is operating the Blanket Mine would be placed - for no consideration.  The ultimate terms and conditions of black empowerment arrangements forced on the Company - and the Zimbabwean trust when it is established - could seriously affect the profitability and economic prospects of the Company.

Need for Additional Funds

The Company’s plans for ongoing and increased activity - and the development, ultimately, of cobalt production operations in Zambia - will require funding in excess of the Company’s funds on hand.  There is no assurance that all of the required additional funding can be raised and the Company may therefore have to reduce its ongoing activities.

The primary method by which the Company is seeking to finance the construction of, initially, a bulk sample pilot test plant - and ultimately production facilities - on its Zambian cobalt properties is to seek long-term agreements for future sales of cobalt concentrate to be produced from the property.  The Company is seeking to obtain from such long-term purchasers, as a condition of the purchase agreements, contribution of the required capital.  While letters of intent with certain proposed purchasers have been signed there is no assurance that final agreements will be signed or that the Company will, by this method, raise all of the funding that it anticipates requiring.

Where possible the Company seeks, and will continue to seek, for new mineral property acquisitions or exploration activities joint venture agreements with other companies which will be required to supply all, or a significant portion, of the required funding.

Dependence upon Key Personnel

Caledonia’s success depends (i) on the continued contributions of its directors, executive officers, management and consultants, and (ii) on Caledonia’s ability to attract new personnel whenever Caledonia seeks to implement its business strategy.   There is no assurance that the Company will always be able to locate and hire all of the personnel that it may consider that it requires.  The Company, where it considers it appropriate, engages consulting and service companies to undertake some of the work function.

Mr. Harvey retired from his position as Technical Director in December 2005, but continues as a director, and James Johnstone retired from his position as Chief Operating Officer, but also continues as a Director.

Steven Curtis was appointed Vice President Finance and Chief Financial Officer in April 2006.  In order to split the roles of the Chairman and the CEO Mr. Rupert Pardoe of Johannesburg, South Africa was appointed as Chairman of the Board of Directors of the Corporation in February 2005. Mr. Hayden stepped down as the Chairman at that time but continues as the Corporation’s President and CEO.  Robert Liverant was appointed a Director and a member of the Audit Committee in January 2007.

Absence of Dividends

The Company has never paid or declared any dividends.

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

A.

History and Development of Caledonia

Caledonia was incorporated, effective February 05, 1992, by the amalgamation pursuant to the laws of the Province of British Columbia, Canada of two "public" companies and one "private" company.  The two public companies were Golden North Resource Corporation ("Golden North"), a British Columbia company and Thorco Resources Inc. ("Thorco"), an Ontario company.  The private company was Doelcam Mining Corporation ("Doelcam"), an Ontario company.  Such three companies being herein variously referred to as the "Amalgamating Companies".

The amalgamation of companies under the British Columbia Company Act was, in effect a merger of the Amalgamating Companies into a single new corporate entity, which replaces the original Amalgamating Companies.  As a result of the amalgamation, Caledonia became possessed of all the assets and assumed responsibility for all of the liabilities, of the Amalgamating Companies.

As a result of the amalgamation, all of the issued and outstanding shares of the Amalgamating Companies were exchanged for fully paid and non-assessable common shares in the capital of Caledonia.

Following the amalgamation, the shares of Caledonia were listed for trading on the Toronto Stock Exchange and quoted on the NASDAQ small caps market.   In 1997, NASDAQ put Caledonia on notice that new listing requirements were in the process of being implemented. A minimum bid price of US$1.00 per share for a period of ten consecutive trade days is required for Caledonia to regain compliance with the new listing requirements.  Caledonia was unable to regain compliance and on October 16th 1998, Caledonia announced that NASDAQ would no longer quote Caledonia’s securities for trading.  In addition to trading on the Toronto Stock Exchange, Caledonia’s common stock commenced trading on NASDAQ’s OTC Bulletin Board system under the same symbol, CALVF, immediately after removal from the NASDAQ National Market.  In June 2005 Caledonia was admitted to the London Stock Exchange’s AIM market under the ticker symbol “CMCL”.

In March 1995, Caledonia decided to de-register as a Corporation under the laws of the Province of British Columbia, and simultaneously, was registered as a Canadian Corporation under the provisions of the Canadian Business Corporations Act (CBCA).

The addresses and telephone numbers of Caledonia’s two principal offices are:

Head Office - South Africa

Representational Office - Canada

Greenstone Management Services

67 Yonge Street, Suite 1201

24, 9th Street, Lower Houghton

Toronto, Ontario, Canada

Johannesburg, Gauteng, 2198

M5E 1J8

South Africa

(416) 369-9507

(27) 11 447 2499

In August 2000, Caledonia was notified by its joint venture partner on its Mulonga Plain properties in Zambia that it had expended more than US$ 3 million on exploration on the properties and as such had earned a 60% interest in that property.  The joint venture partner has continued work on the Mulonga Plain properties in 2004 - 2006 in its search for diamondiferous kimberlite pipes but has not yet announced further exploration work for the 2007 exploration season.

In August 2005 the joint venture partners, Motapa Exploration Limited and Caledonia Western Limited, a fully owned subsidiary of Caledonia, formed Motapa Mining Limited, a Zambian company, to hold and maintain the licences of the Mulonga Plain JV on behalf of the JV partners.  At present Caledonia holds 40% of Mulonga Mining Limited, Motapa Exploration Limited holds the other 60%.

In August 2000, Caledonia concluded a deal with a major mining company whereby the company would   spend a total of $750,000 over a 3-year period on Caledonia’s Kikerk Lake diamond property in northern Canada to earn a 52.5% interest in the property from Caledonia who at that time held a 70% interest.  By the end of 2002 the mining group had spent in excess of $750,000 on the Kikerk property and had earned a 52.5% interest.  The joint venture parties signed a 3-way joint venture exploration agreement in early 2002. The operator of the joint venture did approximately $2,440,000 of work on the property in the 2002 – 2004 period.  Cost of exploration at Kikerk Lake in 2005 totalled $530,000. At the date of this report, the operator has not reported the cost of its 2006 work.

In August 2000, Caledonia signed a heads of agreement with a major mining group over Caledonia’s Nama group licences in Zambia – the “Kalimba project”.  The mining group undertook to spend US$ 2,500,000 over a 4-year period to earn a 30% interest in the property by funding all of the exploration work on the Kalimba project.  The mining group carried out exploration work on the Kalimba project between 2000 and March 2002 when it withdrew from the joint venture as part of its overall cutback in worldwide exploration.  The property is again fully owned by Caledonia.  Caledonia collected a 10-tonne bulk sample from Nama during the 3rd quarter of 2004 and conducted metallurgical tests to produce a concentrate and confirm whether or not the specifications required by the smelter can be met. The tests continued into 2006.  Letters of intent have been signed with potential purchasers for the long term supply of Cobalt concentrate.  Long terms supply discussions are ongoing with a number of large users of Cobalt

In 1995 the Company acquired ownership of the shares of the now-subsidiary companies which owned the Barbrook and Eersteling Mines in South Africa.  Actually the original acquisition was of only 96.4% of the issued shares of Eersteling Gold Mining Company Ltd. - with the remaining 3.6% being acquired in mid 2004.

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwean company “Blanket Mine (1983) (Private) Limited, the owner of the operating Blanket Gold Mine.  The purchase consideration was $1,000,000 (U.S.) and the issuance to the vendor of 20,000,000 shares in the capital of Caledonia.  Because the Company bought the shares of the company owning the Blanket Mine it thereby acquired all of the assets of that company and assumed all of its liabilities.

Caledonia has not been involved in any significant reorganization, mergers, receiverships or bankruptcies.

From time to time Caledonia receives mineral property and business proposals from third parties for review as potential investment opportunities.  The Board of Directors or the officers of Caledonia reviews and evaluates those opportunities of merit and interest to Caledonia.

With the potential of improved political conditions in other Southern African countries, Caledonia is reviewing mining opportunities in certain of these countries.  These activities are and will be undertaken through joint ventures or direct exploration expenditures.

Pages 12, 13 and 14 are maps respectively of northern South Africa, Zimbabwe and Zambia – which show the locations of the Company’s properties in those countries.

B.

Business Overview

Mining and Exploration Activities:

7.1

Gold Production

Blanket Mine – Zimbabwe

Safety, Health and Environment

•

The mine recorded three lost time injuries, including one fatality, and one restricted work activity case during the period.  This is compared to the same period in 2005 which recorded three lost time and 13 restricted work activity cases.  With the exception of the single fatality , the reduction in incidents in restricted work activity cases was attributable to the intensive safety training undertaken under the NOSSA program which was implemented on the entire mine during 2006.

•

An occupational health centre was established and all employees were screened for occupational ailments.  A total of 800 employees were checked and 10% are currently under surveillance.  HIV/AIDS continues to be an area of concern and management has put in place awareness programs to educate workers.

•

The Mine has drilled monitoring and ground-water pumping wells downstream of the tailings impoundment to facilitate ground water testing.  The tailings impoundment was also professionally managed by a licensed, specialized contractor, audited and found to be stable.

Capital Projects

Number 4 Shaft Expansion Project:

Projects at Blanket focused mainly on the expansion program which involved the upgrading of the No. 4 shaft and the crushing/milling section of the plant, whilst maintaining production levels.  The surface works at the No. 4 shaft were completed; being the construction of the winder house and installation of

SCALE
0
100
200 Km
ZIMBABWE
SOUTH AFRICA
BOTSWANA
MOZAMBIQUE
Polokwane
Tzaneen
Phalaborwa
Mokopane
ROODEPOORT EERSTELING Gold
ROOIPOORT Platinum
Naboomspruit
Modimolle
Belabela
Nelspruit
Pretoria
Barberton
BARBROOK MINE Gold
MAPUTO
Carletonville
Johannesburg
GOEDGEVONDEN Diamonds
Potchefstroom
Klerksdorp
SWAZILAND

N
W
E
S
0
50
100
200
kilometres
Scale 1 : 5000 000
400000 mE
800000 mE
1200000 mE
8000000 mN
Zambia
Mozambique
Botswana
South Africa
Golden Kopje
Bindura area
Blanket and JV claims
Harare
Chakari area
?
Bubi area
Blanket claims
Bulawayo
Gwanda area
Blanket claims
Blanket Mine
Legend
Greenstone Belt
Great Dyke
Major Town

Location of Blanket mine claims and projects

Caledonia Licences
Existing Copper Mines
Nama Licence Group
Chingola
Kitwe
Ndola
Luanshya
Kashiji
Kadola Licence Group
Lukulu
Kabwe
Zambezi R
Lusaka
Mulonga Plains Property
Livingstone

a 650kw winder therein.  Other works undertaken included the fabrication and installation of a 40 meter high headgear complete with bins, 120 meters of overland conveyor system and primary crushers.  The entire surface works were commissioned and operational minus the headgear and winder due to the underground section not yet being functional.  The below-ground works were commenced with the shaft being concrete lined from its surface collar down to the 90 meter level.  Equipping also commenced and is still in progress at the year end.  A total of 180 meters had been completed by the year-end. In the metallurgical plant a surplus mill was refurbished and was almost ready to install at the year-end.

This expansion project is designed to increase underground production from the current 600 tonnes per day (“tpd”) to 1000 tpd whilst it is planned that the total gold ounces recovered will increase from 25,000 to 40,000 per annum. The complete expansion project is expected to be completed and commissioned during the 4th Quarter of 2007.

Operations:

Underground operations ran smoothly throughout the period with emphasis being put on haulage development designed to open up more mineable resources required to support the expansion initiatives.  As a result of this initiative, all surplus cash generated from the mine was re-invested in development.  A total of 270 meters of capital development and 1,371 meters of operating, run-of-mine development were achieved.

Average plant availability was highly satisfactory at 95%. Metallurgical test work was completed on the CIL process. The test results indicated that the same or slightly improved gold leach recovery could be attained with savings in reagent costs.

The production results of the Blanket Mine for the 6 months July – December, 2006 were as outlined below:-

Ore mined	Tonnes	100,700
Development advance (ROM)	Meters	1,371
Development advance (Capital)	Meters	270
Ore milled	Tonnes	103,200
Ore Gold Grade milled	Grams/tonne	4.15
Gold sold	Ounces	11,287
Gold produced	Ounces	12,437

Outlook

The aims and objectives for 2007 are:

•

To complete the No. 4 shaft project in order to realize an increase in production by first quarter of 2008.

•

To intensify underground development initiatives in order to generate sufficient reserves to sustain the increased production.

•

To explore ways of controlling input costs in a hyperinflationary environment (such as off-shore purchasing).

•

To focus employee, including management attention and effort to issues of safety, health and environment.

Barbrook Mine - South Africa

In 2005 Barbrook Mines’ management and consultants had recognized that the Mine could not make operating profits at the then plant operating throughput of 6,000 tonnes per month (tpm).  Estimates showed that the Mine could achieve positive operating profits and cash flows when the mining and plant operating throughputs were increased to 15,000 tpm.  Management received Caledonia’s Board of Directors’s approval for the capital expenditures necessary to increase the mining rate and metallurgical plant expansion in 2005.  The expansion was completed during the 1st quarter of 2006.  The anticipated rapid build-up in mine production did not materialize owing to both the effects of an earth tremor and equipment difficulties. This delay placed undue pressure on the metallurgical plant where management was having difficulty maintaining steady state operation due to the lack of ore.  The shortfall in mine production relative to the mill capacity resulted in the plant being operated on a spasmodic basis, which affected gold recoveries which remained below planned levels. Consequently gold production and revenues were well below planned levels, while the additional costs related to staffing for increased production levels exceeded target. One of the Mine’s Labour contractors, Centinel Corporate Solutions cc (“Centinel”) was unable to conclude wage negotiations which resulted in a strike which lasted for 6 weeks and culminated in a violent protest which endangered the lives of non-striking mine employees and resulted in the administration building and a security office being burned down. The administration building was critical to the operation of the mine and housed all the critical geological and administrative equipment for information and communication systems. It was therefore decided to place Barbrook Mine on “care and maintenance” pending an assessment of the opportunities for re-starting operations. Following a review of all available options, the company’s management recommended to the Board that Barbrook and Eersteling be sold. The Board of Directors decided in December 2006 to put the mines up for sale and directed Management to seek purchasers.

The Company has initiated a Court Action in South Africa against Centinel claiming damages as a result of the damages caused to the Barbrook Mine by the contract labour supplied to the Mine by Centinel.

Operational Overview

Barbrook Mine – 2006 Production Results
Ore mined	tonnes	86,730
Development advance	meters	1,910
Ore milled	tonnes	80,582
Grade milled	grams/tonne	3.62
Gold sold	ounces	4,288

An analysis of the operations indicated that the mine’s overall performance functioned below planned target levels.

7.2     Exploration and Project Development

Rooipoort PGE/Ni/Cu Project (including Grasvally) - South Africa

Property

In 2002, Eersteling acquired the Rooipoort platinum group elements (PGE), nickel (Ni) and copper (Cu) Project from Rustenburg Platinum, owned by Anglo Platinum Limited. The property is located approximately 30 km southwest of the Eersteling Gold Mine property in an area that is presently undergoing a surge in platinum group metal exploration along a well-mineralized feature known as the

“Platreef”.  An additional 342 hectares on the farm Grasvally, immediately adjacent to and south of the Rooipoort property was optioned in 2004, was granted a New Order Prospecting Right in May 2005 (3 year period) and a further 43 hectares portion was granted in April 2006 (5 year period) .

Application for conversion of the Rooipoort property into a new order right in terms of the Mineral and Petroleum Development Act (“MPRDA”) was granted in November 2006.

In March 2006, the Company concluded an agreement, with Falconbridge Ventures of Africa (Pty) Ltd (“Falconbridge”) to acquire a 100% interest in Falconbridge’s prospecting rights covering a total area of 4,315.81 hectares contiguous with the Company’s Rooipoort property and effectively doubles the area of Caledonia’s Rooipoort Project property underlain by Bushveld Complex rocks with PGE potential. The Falconbridge properties were granted New Order Prospecting Rights in April 2006 (3,099 hectares, for a period of 5 years) and September 2006 (1,217 hectares, for a period of 5 years). The total area of Caledonia’s New Order Prospecting Rights in the Rooipoort PGE/Ni/Cu properties is now 8473.39 hectares.

Exploration:

To date, the Company has diamond-drilled a total of 18,450 meters in 54 holes on the Rooipoort PGE/Ni/Cu Exploration Project. This drilling covers the full 6 km strike length that makes up the project area.

Falconbridge has drilled a total of 7,393 meters in 22 holes on the portions of Grasvally and the farms Jaagbaan and Moordrift that comprise most of the property purchased from Falconbridge.

At the end of 2004, flotation amenability test work was performed at the SGS Lakefield laboratories in Johannesburg, South Africa on mineralized composite samples from 5 lithological units prepared from the diamond drill-hole cores to verify the flotation amenability of the ore. The tests included milling and basic flotation to produce a flotation concentrate. The tests indicated that from each of the five mineralized zones, a re-cleaner flotation concentrate of low mass recovery can be produced that contains medium to high recovery of platinum, palladium, gold, copper and nickel. This initial test work indicates that a relatively simple metallurgical process route could possibly produce a flotation concentrate from high-tonnage, low-grade feed material.

In September 2005, an independent resource estimate was calculated and incorporated into a NI 43-101 - compliant report by RSG Global of Australia. The results of this estimate are:

Inferred Resource: At 0.5g/t 2PGE+Au and 200m below surface (900m base)

Zone	Average True Width (m)	Tonnes	2PGE+Au (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni %	Cu %
M2	1.8	12,791,200	1.34	0.42	0.83	0.10	0.20	0.12
L3	1.3	5,337,154	1.15	0.59	0.51	0.05	0.15	0.10

The resource estimate is the work of Dr. Julian Verbeek supported by Mr. Ken Lomberg, both of RSG Global.

Cautionary note to U.S. investors concerning estimates of Inferred Resources:

The above table uses the term “inferred resources”.  We advise U.S. investors that, while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

During 2006, work was limited to the land acquired from Falconbridge and was delayed until the New Prospecting Rights were issued.  Field work consisting of geochemical sampling was conducted in these areas.

Maps and drill logs for the Rooipoort PGE/Ni/Cu Exploration Project shown on Caledonia’s website provide an overview of the exploration activity that has been carried out on the Rooipoort property. The Project Status Report and the full RSG NI 43-101 report are available on the Caledonia website.   As a result of the work to date, additional target areas have been identified on the west and north-west of the property, these are identified in the Project Status Report on the website.

GOLD

Eersteling Gold Mine – South Africa

Property:

The area of interest comprises the two Old Order Mining Licences that cover the Eersteling and Zandrivier Mines and surroundings (5,472hectares) as well as the Marabastad Project Area where New Order Prospecting Rights were granted in November 2006 (3,902 hectares)

Exploration Work Completed:

A full geological review of the Eersteling property, including the mine plans and other technical data, was commenced in October 2004 and continued throughout 2005/6.  The resources at Eersteling were evaluated and a development program prioritized.

Field work in 2005/6 focused on mapping of known mineralised reef structures around the Doreen Shaft and the Pienaar and Girlie Reefs. Compilation of previous information was integrated with the results of the high resolution aeromagnetic survey flown in January 2005 as well as of gold-in-soil sampling completed in 2005.

As noted previously, these gold exploration properties at Eersteling are included in the assets for sale at the Eersteling mine.

Roodepoort - South Africa

The Roodepoort Gold Property is located 22km north-east of the Eersteling Mine.  Roodepoort is situated in an area of historical gold mining associated with a near surface unusual gold-bearing albite intrusive.

In 2005, Caledonia concluded that the potential for an open-pit operation, based on gold mineralization in the al body, as previously reported, requires further exploration.  This was not confirmed by surface work and the drilling of three boreholes. However, potential was demonstrated from this work as well as evident from previous mining operations (1920’s) for narrow high grade vein mineralization on this property. This requires further evaluation.  Drill sections and drill logs from this program are listed under the Roodepoort Project in the “Operations & Projects” section of the Caledonia website.

The Roodepoort gold property in included in the Eersteling assets that are for sale.

Zimbabwe Exploration - Gold

Caledonia’s exploration activities in Zimbabwe are conducted by the Blanket Mine’s exploration department.  Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda greenstone belt total 78 claims, including a small number under option, covering a total area of 2,500 ha.  Of these, 47 claims are registered as precious metal (gold) blocks covering 415 ha while 31 claims were pegged and are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085ha.

During 2006 Blanket’s efforts were focused in certain key areas in the Gwanda greenstone belt (that are within trucking distance of the Blanket plant) such as GG and Mbudzane where it is believed there is the greatest chance of success. The main exploration activities involved detailed grid-controlled mapping, ground magnetics and induced polarization (IP) surveys and diamond core drilling.

Blanket also conducted limited preliminary preparatory fieldwork (grid-line cutting) in the Sandy Claims within the Bubi greenstone belt.  The Bubi greenstone belt ground holding portfolio comprises a total of 27 base metal claims covering a combined total area of 2 820 ha.  Basic reconnaissance exploration work (soil, sampling a geological mapping) was completed in all the claims area.  In 2007 the focus will mainly be directed to conduct additional follow-up work to define drill targets on potentially prospective metal-in-soil anomalies so far generated in the area.  The work in the Sandy claims constitutes part of this detailed follow-up exploration work.  Geological mapping followed by geophysical surveys were conducted on the GG, Mbudzane and K-Pits areas.  Mapping was carried out in the Sandy claims area.

A drilling program initiated in late 2005 to probe for suspected down-dip and strike extension mineralisation associated with the GG prospect was continued throughout 2006.  In all 4,187 metres were drilled in 2006 with 2,263 samples assayed.  The assay results establish the presence of two zones of potentially economic gold mineralisation.

During the first quarter of 2007 Blanket’s exploration focus is mainly centered on the Gwanda greenstone belt with the main emphasis being delineation of a potentially economic ore resource definition at the GG prospect and Mbudzane.  At GG, this will be achieved through continued core drilling from the surface to establish the strike extent of established economic mineralization below the GG pit as well as to achieve close-spaced drilling in order to generate enough data for estimation of an ore resource for the area.  At Mbudzane, a second phase core-drilling program has been planned and will commence in the early 2nd quarter period of 2007, to follow up on several highly prospective deep seated ip-anomalies generated in 2006

In addition, Blanket is conducting basic reconnaissance exploration work in the Bunny’s Luck claims, the target being to determine the potential strike length of a 1m-1.5m wide shear zone hosted quartz vein so far mapped over a strike length of 300m

A total of 160 soil samples over a grid cell spacing of 100m x 100m have already been collected and sieved and are ready for shipment to a commercial laboratory for analysis.

7.2.3      DIAMONDS

Kikerk Lake – Canada

The Kikerk Lake property consists of 5 mineral leases currently pending approval by the Nunavut Mining Recorder. These leases cover 12,912.5 acres (5,225.5 hectares). In 2001 and 2002, Caledonia announced the discovery of two diamondiferous kimberlites, “Potentilla” and “Stellaria”, on the Kikerk Lake property in Nunavut Canada, by its joint venture partner and operator of the property, Ashton Mining of Canada Inc. (“Ashton”), a wholly owned subsidiary of Stornoway Diamond Corporation (“Stornoway”).  The two kimberlite pipes are approximately 700 meters apart.  In 2005, Ashton collected 108 heavy mineral samples to follow up on previous anomalous results. These samples were sent to Ashton’s laboratory and results were received in the first quarter of 2007.

Ashton reported that approximately 24 line-kilometers of ground magnetic survey were conducted over a structural trend line, but there were no new magnetic features noted that would be indicative of kimberlite emplacement.

Four diamond drill holes, totaling 382 meters were drilled to test the Stellaria kimberlite and a possible source of kimberlite indicator minerals east of Stellaria. Results confirm that the Stellaria body has a steep dip to the north-west and limited width.

Caledonia’s 17.5% share of this program is funded by Ashton.  Ashton holds a 52.5% interest, having incurred in excess of $750,000 in exploration expenditures on the property.  This interest can be increased to 59.5% if Ashton funds Caledonia’s share of the costs through to a completed feasibility study.  The remaining 30% interest is held by Stornoway. Recently Stornoway has amalgamated with Ashton.

Mulonga Plain – Zambia

Work Completed:

Caledonia has a joint venture agreement with Motapa Diamonds Inc. (“Motapa”), on the Mulonga Plain and Kashiji Plain Licences in Western Zambia. Motapa is the project operator on behalf of the joint venture. Motapa is now vested with a 60% participating interest, with Caledonia holding a 40% interest.  In terms of the joint venture, Motapa must continue to fund operations through the completion of a feasibility study at which point their interest will increase to 75%. Caledonia will then have various options including that of the Motapa funding the project through to commercial production.

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

Commenting on the (2005) results, Motapa’s CEO Dr. Larry Ott noted: “The extensive Mulonga Plain diamond and kimberlite indicator mineral anomaly remains highly prospective for discovery.  This program has provided an initial drill test of one of four well defined indicator mineral dispersions.  The remaining three areas, in the central and western portions of the Mulonga Plain remain essentially untested and results of this program should add considerably to our understanding of kimberlite indicator mineral dispersion within the Mulonga Plain and better constrain likely source kimberlite areas.”

No further work was carried out in 2006.

Kashiji Plain - Zambia

This licence area is located in northwest Zambia, adjacent to the Angolan border.  Prior work by Motapa has recovered 22 micro diamonds in association with numerous kimberlitic ilmenites.  Work in 2005 focused on interpretation of results from the field work of 2004 in two discrete areas of anomalous kimberlite indicator mineral and diamond recoveries. No further field work was carried out on the Kashiji or Lukulu licences in 2006.

Goedgevonden  - South Africa

Caledonia holds prospecting rights over the Goedgevonden diamond bearing kimberlite pipe and surrounding area. This property is located approximately 20km north of the Stilfontein gold mine in the Klerksdorp district of the North West Province in South Africa and 200km south west of Johannesburg.

In April 2005 and application for conversion of these rights was submitted in terms of the MPRDA and the rights were granted in December 2006. An additional application for New Order Prospecting rights was submitted over the adjoining Eleazar farm in June 2005. It expected that this application will be granted shortly.

Previous prospecting activities carried out in the mid 1970’s on Goedgevonden indicate that the pipe is oval in shape and covers a surface area of approximately 0.27 hectares.  This work also confirms that the pipe was drill intersected at a depth of 425 meters, and that further down, dip extensions remain undefined. Previous drilling reported an average diamond content of 35 to 45 cpht, with one hole yielding 65 cpht.  It should be noted that the Company has not completed the work necessary to estimate a resource in terms of National Instrument 43-101 for the Goedgevonden property,

A preliminary drilling program conducted in 2002 consisted of 7”, 8” and 12” diameter reverse circulation drill holes, followed by the collection of the drill samples and diamond recovery.  Four holes were drilled in the centre of the pipe, three to a depth of 150 meters, and the other to 120 meters.  The three remaining holes were drilled to delineate the pipe in more detail.  All of the seven holes drilled entered the kimberlite at a depth of about 6 meters, and the four centrally-located holes were stopped whilst still in the kimberlite. A total of about 56 tonnes of drilling sample was collected and processed through a Van Eck and Lurie dense-media separation (“DMS”) plant and wet Sortex machine. From the diamond recoveries it was confirmed that the Goedgevonden pipe was diamondiferous, and sufficient gem-quality diamonds were recovered to warrant a larger bulk sample. Geological interpretive work as well as detailed ground gravity and magnetometer surveys were completed during 2003 but there was no further exploration activity on this property  as corporate resources were concentrated on Caledonia’s other projects which were considered to be of higher priority, as well as tenure issues during the change over from old to new minerals legislation as embodied in the MPRDA.

Granting of the New Order Prospecting Rights now gives the Company security of tenure and discussions are in progress with other parties with a view to realizing value by joint venture or disposal of the properties in the Goedgevonden Diamond Project.

7.2.4      BASE METALS

Nama – Zambia

Property:

Caledonia Nama Limited, a wholly owned subsidiary of Caledonia, holds five contiguous exploration licences in northern Zambia which host near-surface cobalt/copper mineralization. This area lies immediately north west of the operating Konkola Copper mine and adjoins the extensive holdings of Teal Mining and Exploration Limited.  In November 2006 the Zambian authorities agreed to grant a Retention Licence to Caledonia Nama Limited in order to enable the Company to conclude the detailed evaluation of mineral resources outlined by earlier work. This Retention Licence covers an area of 80,625 hectares and is valid for two years.

Work Completed:

The 2001/2002 soil sampling program carried out jointly by Caledonia and BHP Billiton was completed over the majority of the original licence areas. This program identified a number of high priority anomalous targets (anomalies A,C and D) within the required geological setting. These targets have been followed up in the search for copper/cobalt oxide and sulphide bodies.

In the second quarter of 2004, a mini bulk sample of 30 tonnes was excavated at Nama A (Discovery) site and underwent successful screening tests and heavy media/gravity separation tests in South Africa. Following encouraging results, further one-tonne samples were sent for additional test work to fine tune the extraction process for the cobalt oxide.

During 2006 metallurgical test work has provided a proposed metallurgical flow-sheet.  Two further bulk samples were taken from Anomaly A to enhance and refine the metallurgical processes and cost parameters for producing a marketable and economically viable cobalt product.  On the basis of this test work, it is anticipated that the design of a pilot plant will be finalized, enabling Caledonia to conclude long term product purchase agreements based on the signed letters of intent.

Also in 2006/2007 a Technical Report, compliant with NI 43-101 was prepared for Anomaly A at Nama by Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant who is the “Independent Qualified Person” for Nama’s resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

In his report, which has been filed on SEDAR and which is available on the Company website, Mr. Grant estimates the Indicated Resources at Anomaly A as 43,656,000 tonnes grading 0.055% Co, 0.099% Cu and 0.011%Ni.

Mr. Grant recommends that the results at Anomaly C should be re-evaluated with the objective of declaring a resource.  He also states that Anomalies F through Q inclusive are worthy of further investigation.

With the recent substantial increase in the price of copper, the Nama properties need to be reviewed for their copper potential.  Caledonia is in negotiation with potential joint venture partners for the further exploration of the established oxide resources and potential underlying sulphide zones.

Kadola – Zambia

Property:

This large exploration property lies in central Zambia to the west of Kapiri Mposhi and consists of three contiguous licence areas held by Caledonia Kadola Limited, a wholly owned subsidiary of Caledonia and are prospective for copper, cobalt and gold. All the licence areas (301,464 hectares) are in the process of renewal for a further two years and granting is expected shortly.

Work Completed:

After substantial initial work done by Caledonia including aeromagnetic survey, soil geochemical sampling, and drilling during the period 1995/6.  This work included outlining of the Kadola West Cu/Co deposit and the discovery of the Eureka Cu/Au prospect as well as a number of other soil geochemical targets. The licences were previously joint ventured with Cyprus Amax (2000/02) but terminated prematurely by it as result of its take over by Phelps Dodge and corporate prioritization.

With the recent substantial increase in the price of copper and gold, Caledonia is negotiating an agreement with a potential joint venture partner for the further exploration of the copper, cobalt and gold potential of the Kadola Licences.

3.

General Comments

Caledonia’s activities are centered in Southern and Central Africa and in Northern Canada.  Generally, in the gold mining industry the work is not seasonable except where heavy seasonal rainfall can affect surface mining or exploration.  Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time.  However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations.

All mining and exploration activities are conducted under the various Economic, Mining and Environmental Regulations of the country where the operations are being carried out.  It is always Caledonia’s standard that these regulations are complied with by Caledonia otherwise its activities risk being suspended.

(C)

Organizational Structure - Subsidiaries

Caledonia Mining Corporation owns 100% of the shares of the following incorporated companies:

Zambia:

   - Caledonia Mining (Zambia) Limited

   - Caledonia Western Limited

   - Caledonia Nama Limited

   - Caledonia Kadola Limited

         South Africa:

- Eersteling Gold Mining Company Limited

- Barbrook Mines Limited -

- Greenstone Management Services Limited

- Fintona Investments (Proprietary) Ltd

- Maid O’Mist (Proprietary) Limited

Barbados:

-  Blanket (Barbados) Holdings Limited

-  Caledonia Holdings (Africa) Limited

Zimbabwe:

-  Blanket Mine (1983) (Private) Limited

-  Caledonia Holdings Zimbabwe Limited

-  Caledonia Mining Services Limited

Panama:

-  Dunhill Enterprises Inc.

(D)      Property, Plant and Equipment

(a)

South Africa:

The Barbrook and Eersteling gold mines, which are indirectly owned by the Company through its ownership of 100% of the shares of Barbrook Mines Limited and Eersteling Gold Mining Company Limited, are essentially fully equipped mines with all of the underground and surface equipment needed to conduct mining operations and the treatment and concentration of ore mined from the properties.  Due to the lengthy period of care and maintenance at Eersteling there has been some deterioration in the surface facilities which will require rehabilitation work before operations can be recommenced.  The underground workings at Eersteling were allowed to flood and will require dewatering before mining access can be resumed.  Because the Company is currently attempting to sell these mines it has no plans to expend further amounts on plant or equipment for them or to in any way expand or improve the facilities.

(b)

Zimbabwe:

The Blanket Mine, in Zimbabwe, which the Company indirectly owns through its ownership of 100% of the shares of Blanket Mine (1983) (Private) Limited, the owner and operator of the Mine, is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the concentration of ore mined from the Mine.  As is noted above the Company is currently involved in expanding production from the Mine and expanding the capacity of the ore concentrator plant.  To February 28, 2007 the Company had expended approximately the equivalent of $2,500,000 (Cdn.) on the Mine and plant expansion.  It is estimated that, to complete the Mine plant expansion according to the present plans, will require the expenditure of approximately the equivalent of an additional $3,500,000 (Cdn.).  Because of the political instability of Zimbabwe the Company is not attempting to seek either equity or debt financing for the expansion work and is, instead, funding it from the cashflow from the Blanket Mine.  It is presently anticipated that the expanded production from the No. 4 shaft, and the treatment of that expanded production in the expanded concentrator plant facilities, will be achieved prior to the end of 2007.

5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 A

Operating Results

A discussion on the ‘Operations’ for 2006 is shown in Item 4.B above.  Discussions of the   “Financial Results and Liquidity” are in Caledonia’s 2006 “Management Discussion and Analysis”.

Reference is made to Note 18 to the December 31, 2006 audited financial statements for a description of the impact of the difference between Canadian and U.S. accounting principles on the operations of Caledonia.

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

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  The Barbrook and Eersteling Mines have been put up for sale and are thus presented as “Assets held for sale” the financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing. During non-producing periods, no amortisation is recorded.

3.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above.  The Blanket Mine was acquired during 2006 and has been consolidated into the results since July 1, 2006 and, as such, has been presented as a producing asset in the financial statements.

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

B

Liquidity and Capital Resources

A discussion of Caledonia’s ‘Liquidity and Capital Resources’ for 2006 is contained in the 2006 "Management Discussion and Analysis in Section 12 “Liquidity and Capital Resources”.

Reference is also made to the Section 3 D above, titled “Risk Factors” for further information concerning liquidity and capital resources.

Reference is made to the “Comments by Auditors for U.S. Readers on Canada-US Reporting Conflict” and Note 18 to the 2006 Annual Financial Statements.

C

Research and Development

Caledonia has carried out no work on research and development over the past 3 years.  Caledonia does not have specific research and development policies.  Caledonia anticipates that its ongoing exploration and development work on its Nama property in Zambia will involve metallurgical testing to identify the best metallurgical processes to efficiently extract cobalt concentrate.  This will be one of the objectives of establishing a pilot test plant on the property, during the development period.

D

Trend Information

The extent and nature of the Company’s operations - being focused on minerals exploration, development and production - are very dependent on the world-prices of the minerals on which the Company is focused.  Also, because the Company’s efforts are in various foreign countries, the exchange rates for the currencies of those countries is material to the Company’s work in those countries.

E.

Hyper-inflation

Zimbabwe, in which the Company’s producing Blanket Gold Mine is located, suffers from hyper-inflation.  In addition, Zimbabwe imposes on some transactions in which the Company is involved official exchange rates which are not consistent with the non-official exchange rate.  This unique and difficult situation requires the Company’s accountants to, in consolidating the results of the Zimbabwe operations into the Company’s consolidated financial statements, make special adjustments which are in accordance with internationally recognized accounting practices relating to hyper-inflation situations.

F.

Off-balance sheet arrangements

The company has no off-balance sheet arrangements.

G.

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

James Johnstone, B.Sc., ARCST, P.Eng.  Non-executive Director and Vice President Operations

A graduate-mining engineer Mr. Johnstone has 40 years experience in mine operations in North America, Africa and Europe. He has experience in both underground and open pit operations.  For the past 20 years he has been employed as General Manager or Vice-President Operations for mining companies producing gold, base metals and industrial minerals. Mr. Johnstone has been responsible for the construction, start up and commissioning of two major mines in addition to the commissioning of Caledonia's Filon Sur operation. He has also been involved in the orderly closure of three operations. He has operated successfully in environmentally sensitive areas and has a good understanding of the permitting process in Canada and the United States. Mr. Johnstone joined Caledonia in April 1997 as Vice President Operations and was responsible for Caledonia's operations in Zambia and South Africa and for all activities in Canada. He was elected a Director of Caledonia in June 1997. Mr. Johnstone is a director of several of Caledonia’s subsidiaries and of Fynegold Exploration Limited (UK).  He retired from active employment with Caledonia in September, 2006.

Christopher Harvey, LRIC, HNC (Chem.), Non-executive Director

A Chemistry graduate from Wigan Mining College, Mr. Harvey has spent his career in the international mineral processing industry. Prior to immigrating to Canada in 1987 he worked for the Anglo American Group in a number of senior metallurgical positions. These included projects associated with gold and copper/cobalt production, gold, uranium and sulfuric acid production from old gold tailings and the investigation and development of a copper/cobalt flow sheet. Mr. Harvey joined Doelcam, a predecessor company of Caledonia in 1989 as Vice-President Operations and was responsible for a number of property evaluations in several countries. He was appointed Senior Vice President of Caledonia at its inception in 1992 and has been a Director since 1993.  He has since held a number of senior positions within the company and was the company's Technical Director until December 2005 when he retired. He continues as a Director of Caledonia.  From late 1996 to the end of September 1998, Mr. Harvey was seconded to Filon Sur in Spain for the construction, commissioning and ongoing operation of the expansion to the heap-leach expansion project. He has also coordinated metallurgical studies for most of the company's projects, such as the Nama copper/cobalt project, the Eureka copper/gold project and the Kadola copper project in Zambia, Barbrook gold mine refractory gold recovery project and the provisional Rooipoort platinum project in South Africa and the Cononish gold project in Scotland.    He is currently doing consulting work for a private Canadian company exploring for uranium.

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

Steven Curtis - Vice-President Finance and Chief Financial Officer

Mr. Curtis is a Chartered Accountant with over 24 years experience and has held a number of senior financial positions in the manufacturing industry.  Before joining Caledonia in April 2006, he was Director Finance and Supply Chain for Avery Dennison SA and prior to this, Financial Director and then Managing Director of Jackstadt GmbH South African operation.  Mr. Curtis is a member of the South African Institute of Chartered Accountants and graduated from the University of Cape Town.

Mr. Curtis was appointed Vice-President Finance and Chief Financial Officer of the Company in April, 2006.

Ian Forrest - Non- executive Director

Mr. Forrest is an accountant by profession and has wide experience as an executive in the resource industry.  He has been a director of Caledonia since inception in February 1992 and prior to that date he was a director of one of the predecessor companies for many years. He is a member of the board of directors of Mengold Resources Inc. (Montreal, Canada), Georex S.A. (Paris, France), Polymet Mining Corp (Toronto, Canada and OTCBB), Viatrade plc (London, OFEX, UK) and Belmore Resources plc (Ireland).  Mr. Forrest is based in Geneva, Switzerland.

Carl Jonsson, LL B- Non- executive Director, Secretary  and legal adviser to Caledonia

Mr. Jonsson is a lawyer and has been associated with the resource industry for over 30 years.  In his legal practice he has specialized in securities and corporate work. He has been a director of Caledonia since February 1992 and prior to that date he was a director of one of the predecessor companies, Golden North Resources Inc.  Mr. Jonsson resides in Vancouver, British Columbia, Canada and is a principal of the law firm Tupper, Jonsson and Yeadon.  Mr. Jonsson acts as the Company’s principal

Canadian lawyer.  Mr. Jonsson sits on the board of directors of several companies in Canada, including, Acrex Ventures Ltd., Bonterra Energy Income Trust, Comet Industries Ltd., Dolly Varden Resources Inc., Earthworks Industries Inc. – (Secretary only) and Comaplex Minerals Corporation.

Roland G. Fasel - Non- executive Director

Mr. Fasel is a qualified accountant and is a director of several public companies in Switzerland.  He is currently Director of Progesco Geneve SA (“Progesco”) a public accounting firm.  Prior to joining Progesco Mr. Fasel spent many years in senior positions with the European divisions of the AMF Group until their reorganization.  Mr. Fasel resides in Geneva, Switzerland.

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

Robert Liverant - Non-executive Director

Mr. Liverant, a Canadian Chartered Accountant, was in public practice for many years as a partner in Vancouver, Canada based accounting firms and, in that capacity, he supervised the auditing of a number of public companies.  He sits on the Boards of other public companies and is a member of the Audit Committee of one of them.  Mr. Liverant, through his experience with U.S. companies, is familiar with U.S. accounting and auditing practice.

Mr. Liverant was appointed to the Caledonia Board of Directors - and to the Company’s Audit Committee - in January 2007.

Family Relationships:

There are no known family relationships between the officers, key employees and directors.

Arrangements, Understandings, etc.

To the best knowledge of Caledonia, there are no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B

Compensation

The amount of compensation paid, and benefits in kind granted to Caledonia’s directors and senior management is given under the "Summary Compensation Table" on page  of the 2006 Information Circular incorporated herein by reference.

There was a $10,000 fee paid to - or accrued in favour of - each of the directors annually.

The Company has a Stock Option Plan pursuant to which it grants options to directors, offices and key employees from time to time.  The numbers of shares covered by the various options granted are determined by the Company’s Compensation Committee subject to approval by the Board of Directors.  One hundred percent (100%) of the share purchase options which are presently outstanding are in favour of directors, offices and key employees of the Company and, in some cases, its subsidiaries.

Caledonia does not have a bonus or profit-sharing plan.  Caledonia does not have a pension, retirement or similar benefits scheme.

C

Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders.  The officers hold their positions subject to being removed by resolution of the Board of Directors.   The term of office of each Director expires as of the date that an Annual General Meeting of the shareholders is held - subject to the re-election of the Directors at such Annual General Meeting.  In addition, the shareholdings of those directors named on the table hold about 0.002% collectively of the total shares of Caledonia outstanding at December 31, 2006.

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for (i) a "Key Executive Severance Protection Plan" between Caledonia and  its President dating from 1996, and (ii) the indirect employment of Caledonia’s president and CEO through a management and administrative agreement.  The Corporation has Appointment Letters with each of the other directors; there is no allowance for any termination benefit in these agreements.

Details concerning Caledonia’s Board Composition, Audit, Compensation, Nominating, Disclosure and Corporate Governance committees are given in the 2006 Information Circular.

The following directors are members of the following committees:

AUDIT

COMPENSATION

NOMINATING

GOVERNANCE

R. Liverant

C. Jonsson

R. Pardoe

R. Pardoe

R. Fasel

R. Pardoe

R. Fasel

I. Forrest

I. Forrest

I. Forrest

C. Jonsson

S. Hayden

S. Hayden

DISCLOSURE

R. Pardoe

S. Hayden

C. Jonsson

J. Johnstone

S. Curtis

Terms of reference of the Audit Committee and the Compensation Committee are given in the Charter of the Audit Committee and the Charter of the Compensation Committee respectively. The Charter of the Compensation Committee is attached to the 2006 Information Circular.  The Charter of the Audit Committee is available on the company’s website at www.caledoniamining.com or, on request, from the Corporation’s offices listed in Section 4A of this report.

D

Employees

The average, approximate number of employees, their categories and geographic location for each of the last 3 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location etc.	2004	2005	2006
Total Employees
South Africa (Head Office)	9	9	7
Zimbabwe	-	-	770
South Africa (Mine Security and Operations and Exploration)	315	496	1
Zambia (Head Office and Security)	8	8	8
Total Employees at All Locations	335	516	786

Management and Administration:
Employee Locations:
Canada	3	3	-
Zimbabwe	-	-	4
South Africa (Head Office)	6	6	6
South Africa (Exploration and Operations)	7	9	1
Zambia (Head Office and Security)	2	2	2
Total Management and Administration	18	20	13

E

Share Ownership

(a)

The shareholdings of the Company’s Directors and Officers are as follows:

F. Christopher Harvey

-

4,300

Carl R. Jonsson

-

59,469

W. Ian Forrest

-

17,000

TOTAL

-

80,769

All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company.  Their aggregate shareholdings amount to less than 1.0% of the Company’s issued shares.

B.

Share purchase options outstanding as of March 31, 2007

Exercise Price         Option Expiry           Options

Name

Cdn. $

    Date

       O/S

Forrest, W.I.L.

0.33

Feb. 09, 2008

      66,000

0.235

Apr. 24, 2012

    500,000

Forrest, TOTAL

    566,000

Harvey, F.C.

0.33

Feb. 09, 2008              135,000

0.235

Apr. 24, 2012           2,000,000

 Harvey TOTAL

                2,135,000

Hayden, S.

0.33

Feb. 09, 2008

   175,000

0.235

Apr. 24, 2012         4,000,000

Hayden, TOTAL

                              4,175,000

Johnstone, J.

0.33

Feb. 09, 2008

     135,000

0.235

Apr. 24, 2012           2,000,000

Johnstone, TOTAL

                2,135,000

Jonsson, C.R.

0.33

Feb. 09, 2008

       66,000

0.235

Apr. 24, 2012           1,450,000

Jonsson, TOTAL

                                               1,516,000

Poad, S.W.

0.33

Feb. 09, 2008

       80,000

0.345

June 02, 2012

     150,000

0.26

Apr.29, 2014

     200,000

Poad, TOTAL

                   430,000

 Smith, J.

0.33

Feb. 09, 2008

       80,000

0.345

June 02, 2012

       75,000

Smith, TOTAL

                   155,000

Fasel, R

0.26

Aug. 15, 2014           200,000*

Fasel, TOTAL

                   200,000*

Curtis, S.

0.13

May 11, 2016

      300,000

Curtis, TOTAL

     300,000

Smith, P.

0.11

May 11, 2016

      150,000

Smith, TOTAL

     150,000

Pardoe, R

0.11

Feb. 15, 2015           4,000,000

Pardoe, TOTAL

                  4,000,000

Blaine, J.

0.26

Apr.29, 2014

       200,000

Blaine, TOTAL

     200,000

Lawson, A

0.26

Apr. 29, 2014

          60,000

Lawson, TOTAL

                        60,000

Pearton, T

0.26

Apr. 29, 2014

        150,000

Pearton, TOTAL

                      150,000

Liverant, R.

0.11

Jan. 13, 2017

        200,000

Liverant, TOTAL

                      200,000

* 50,000 of the stock options awarded to Mr. Fasel vested on his appointment as Director in August 2004. An amount of 50,000 stock options will vest on each of the first, second and third anniversaries of his appointment.

7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Significant shareholders

To the best of Caledonia's knowledge, as of March 31, 2007 there is one known shareholder and two depository trusts that beneficially own, directly or indirectly, or exercise control or direction over more than 5% of the voting shares of Caledonia.  The shares registered in their names are as follows:

Name of Shareholder	Number of Shares Held	% of Shares Issued
CDS & Co. , Toronto, Canada	265,914,194	58.06
CEDE and Co., New York, USA	70,990,711	15.5
Max Glauser, Zurich, Switzerland	31,000,000	6.77

The only shares issued by Caledonia are common shares.  Although Caledonia has an unlimited number of preferential shares available for issue, none of these have yet been issued. Caledonia’s major shareholders have the same voting rights as the other shareholders of Caledonia.

To the best of the knowledge of Caledonia, the portion of the common shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Shares Issued
USA	90,039,378	19.66
Canada	288,765,040	63.05
Europe	64,435,330	14.07
Other	14,741,296	3.22

There are 1,291 recorded holders of the Company’s issued shares.

Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

The foregoing information in this paragraph 7 is based exclusively on information with respect to recorded shareholders in the Company’s shareholders register.  The Company does not have actual information available as to who may be the beneficial owners of the Company’s issued shares and, specifically, does not know who are the beneficial owners of the shares registered in the two large intermediaries referred to above.

B

Related party transactions

During 2006 the Company made payments pursuant to what are designated as related party transactions.  Some details are provided in Note 11 to the 2006 Annual Financial Statements.

The fulltime services of the Company’s President and Chief Executive Officer, Stefan Hayden, are supplied by a company which is paid a fee.  The amount paid for 2006 was $534,000 -  which includes a travel and entertainment allowance and an adjustment for a previous year.

There were no loans outstanding as at December 31, 2006 to any Company directors, officers or employees.

8

FINANCIAL INFORMATION

A

Consolidated Statements and Other Financial Information

Attached as Exhibit 14a is the 2006 audited Annual Financial Statements of Caledonia, which reports include the audited financial statements of Caledonia and which are incorporated herein by reference. Note 15 of these financial statements titled "Generally Accepted Accounting Principles in Canada and the United States" compares the differences in GAAP between the two countries.

The 2006 consolidated financial statements have been audited by BDO Dunwoody LLP and comprise the following:

Auditor’s Report

Comments by Auditors for U.S. Readers

Balance sheet

Statement of Deficit

Income statement (Statement of Operations)

Statement of cash flows

Summary of significant accounting policies

Notes to  the financial statements

Caledonia has no significant ongoing legal or arbitration proceedings at the 31st December 2006.

To the best knowledge of Caledonia, neither any of its directors or senior management or its affiliates is a party adverse to Caledonia or its subsidiaries, or has a material interest adverse to Caledonia or its subsidiaries.

The Company has never paid  or declared any dividends..

9

LISTINGS

Caledonia’s stock trades on the Toronto Stock Exchange under the symbol "CAL"  on the NASDAQ Stock Exchange’s "Over-the-counter Bulletin Board" under the symbol "CALVF" and since June 2005 on the AIM market in London, England under the symbol “CMCL”

The trading history is as follows:

(a)

5 Year Market Trading Record - for the following calendar years:

Stock Exchange	2002	2003	2004	2005	2006
TORONTO
High	$0.50	$0.61	$0.465	$0.18	$0.23
Low	$0.05	$0.22	$0.12	$0.10	$0.095
Volume (1000s)	80,448	99,233	56,934	61,214	132,323
NASDAQ (US$)
High	$0.281	$0.39	$0.37	$0.15	$0.204
Low	$0.04	$0.16	$0.10	$0.08	$0.082
Volume (1000s)	271,404	440,811	210,251	105,151	212,028

LONDON (UK pence)
High	-	-	-	6.25p	11.0p
Low	-	-	-	4.50p	4.9p
Volume (1000s)	-	-	-	856,154	12,240

(b)

2 Year Market Trading Record by Quarter for the last 8 quarters

Stock Exchange	London AIM		TSE TSE		NASDAQ NASDAQ
Share Price	High	Low	High	Low	High	Low
2005 - 2nd Qtr	6.25p	4.50p	$0.180	$0.100	$0.15	$0.08
- 3rd Qtr	6.25p	6.00p	$0.155	$0.105	$0.13	$0.09
- 4th Qtr	6.25p	5.50p	$0.135	$0.100	$0.12	$0.08
2006 - 1st Qtr	7.25p	5.50p	$0.190	$0.105	$0.16	$0.09
- 2nd Qtr	11.0p	6.50p	$0.230	$0.125	$0.20	$0.108
- 3rd Qtr	9.1p	6.50p	$0.180	$0.120	$0.16	$0.112
- 4th Qtr	6.75p	5.0p	$0.150	$0.095	$0.14	$0.082
2007 - 1st Qtr	5.0p	4.25p	$0.16	$0.09	$0.13	$0.07

(c)

6 Month Market Trading Record by Month – October 2006 to March 2007

Stock Exchange	London AIM		TSE TSE		NASDAQ TSE
Share Price	High	Low	High	Low	High	Low
October 2006	6.25p	5.38p	$0.13	$0.11	$0.115	$0.10
November 2006	5.5p	5.38p	$0.13	$0.11	$0.116	$0.082
December 2006	5.5p	5.0p	$0.115	$0.095	$0.102	$0.082
January 2007	5.0p	4.75p	$0.10	$0.09	$0.10	$0.07
February 2007	4.75p	4.25p	$0.12	$0.09	$0.10	$0.07
March 2007	5.25p	4.13p	$0.16	$0.09	$0.13	$0.08

10

ADDITIONAL INFORMATION

A

Memorandum and articles of association

The memorandum and articles of association of Caledonia have previously been provided.

B

Material contracts

There are no material contracts other than contracts entered into in the ordinary course of business.

C

Exchange controls

There are no governmental laws, decrees or regulations existing in Canada (where Caledonia is incorporated), which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities.  Nor does Canada have foreign exchange currency controls.

D

Taxation

To the best of Caledonia's knowledge, there are no taxes or similar levies which holders of Caledonia's shares resident in the United States are subject to.  However, Caledonia understands that pursuant to a Canada - U.S. tax treaty, any dividends which Caledonia might declare will be subject to such Canadian withholding taxes as the then current provisions of the treaty may require.

E

Documents on display

The documents referred to in this report are either attached as “Exhibits” to this report or can be viewed at Caledonia’s offices whose addresses are given in section 4 of this report – or can be viewed on the Company’s website:  www.caledoniamining.com.

F

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

12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Caledonia has no outstanding – nor is it registering any – securities other than its common shares.

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

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2006, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.  The Company’s Auditors did not participate in the evaluation and have not done any assessment of the Company’s internal controls.

Management concluded that, as of December 31, 2005, a weakness existed in the Company’s disclosure controls and procedures being an inadequate understanding of the extent of the disclosures required, with respect to certain details, in the Company’s annual Management Discussion and Analysis.  However, based on their evaluation, the CEO and CFO concluded that all required disclosures for the year ended December 31, 2005 were ultimately made in accordance with the regulations and that our disclosure controls and procedures are effective and designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

The Company has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the  Company’s disclosure are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities.

(b)

Management’s annual report on internal control over financial reporting

  Not required.

(c)

Attestation Report of registered public accounting firm

Not required.

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

16

(RESERVED)

16A

Audit Committee Financial Expert

(a)

Caledonia’s Board of Directors has determined that the three members of its Committee are all financial experts.

(b)

The audit committee financial experts serving on the audit committee are Mr. W.I.L. Forrest, Mr. R. Fasel and Mr. R. Liverant, who are also all independent directors under the NASDAQ rules.

16B

Code of Ethics

(a)

On April 8, 2004 the registrant’s Board of Directors adopted a code of ethics that applies to the registrant’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions.

(b)

The registrant has filed a copy of this code of ethics that applies to the registrant’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions.  The code of ethics was filed as Exhibit 1 to the 2003 Form 20F Annual Report and is incorporated herein by reference.  It has not been amended.

(c)

 The text of this code of ethics has been posted on the company website at http://www.caledoniamining.com

16C

Fees charged by principal accountant

(a)

The fees charged or estimated for the past two fiscal years for auditing and the other services designated below have been:

2005(2)

2006(1)

  $

  $

-  Audit fees

             104,190

198,500

- Audit – related fees

 14,835

           -

- Tax fees

         -

           -

- All other fees

                       -

           -

             119,025

198,500

(1)      The figures shown for 2006 are estimates from Caledonia’s auditors as the final billings have not yet been completed.

(2)    The 2005 audit related fees were for consultations on the significance of the Blanket Mine acquisition and the listing of the Company’s shares on the AIM market in London, England.

 (b)

Prior to the start of the audit process, Caledonia’s audit committee receives an estimate of the costs, from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the audit committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

16D

Exemptions from the Listing Standards for Audit Committees

Nil.

16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the issuer or any “affiliated purchaser“ of shares or other units of any class of the issuer’s equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act.

PART 3

17.

FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of Caledonia at December 31, 2006, 2005 and 2004 are attached as Exhibit 14a by reference.

18.

FINANCIAL STATEMENTS

The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 18 the differences between Canadian and US GAAP's.

19.         EXHIBITS

The following Financial Statements and Exhibits are attached to and form part of this

Statement and are incorporated herein by reference:

12.   Certifications Pursuant to Rule 13a-14(a)(17CFR240.13a-14(a) or Rule 15d-14(a)(17CFR240.15d-14(a).

13.

A Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.a

Caledonia Mining Corporation, 2006 Annual Audited Financial Statements.

14.b

Caledonia Mining Corporation 2006 Management Discussion and Analysis.

14.c

Mineral Properties.

14.d

Summary of Report on Nama Property

14.e

Summary of Report on Blanket Mine Property

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Johannesburg, South Africa, on the 15th day of May, 2007.

CALEDONIA MINING CORPORATION

Per:

(Signed)

Stefan Hayden

President, Chief Executive Officer and Director

EXHIBIT #12

CALEDONIA MINING CORPORATION

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

Date:

May 15, 2007

(signed) S.E. Hayden

President and Chief

Executive Officer

CERTIFICATIONS

I  Steven Curtis, certify that:

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

Date:  May 15,  2007

(signed)  Steven Curtis

Vice- President Finance and Chief

Financial Officer

EXHIBIT #13

CALEDONIA MINING CORPORATION

Certifications Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Stefan E. Hayden, President and Chief Executive Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Steven Curtis, Vice President Finance and Chief Financial Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1

The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Caledonia.

By:   (signed) Steven Curtis

Steven Curtis, Vice President Finance and Chief Financial Officer

Caledonia Mining Corporation

A signed original of this written statement required by Section 906 has been provided by Steven Curtis and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT #14a

CALEDONIA MINING CORPORATION

2006 ANNUAL AUDITED FINANCIAL STATEMENTS

Auditors’ Report

To the Shareholders of

Caledonia Mining Corporation

We have audited the consolidated balance sheets of Caledonia Mining Corporation as at December 31, 2006 and 2005 and the consolidated statements of deficit, operations and cash flows for each of the years in the three year period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

(Signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario

March 23, 2007

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the summary of significant accounting policies.  Our report to the shareholders dated March 23, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario

March 23, 2007

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

December 31	2006	2005
Assets
Current
Cash and cash equivalents	$1,252	$1,076
Accounts receivable	1,407	768
Inventories	5,738	90
Prepaid expenses	61	330
Assets held for sale (Note 12)	315	-
	8,773	2,264

Capital Assets and Mineral properties held for sale (Note 12)	11,449	-

Investment at cost (Note 1)	79	79
Capital assets (Note 2)	212	9,156
Mineral properties (Note 3)	10,943	10,839
	22,683	20,074
	$31,456	$22,338

Liabilities and Shareholders’ Equity
Current
Bank overdraft	$-	$197
Accounts payable	5,899	2,392
	5,899	2,589
Long term liability (Note 15)	46	-
Asset retirement obligation (Note 4)	811	377
Asset retirement obligation - held for sale (Note 4)	364	-
	7,120	2,966

Shareholders’ Equity
Share capital (Note 5 (b))	190,626	180,053
Contributed surplus (Note 5 (c))	989	923
Deficit	(167,279)	(161,604)
	24,336	19,372
	$31,456	$22,338

On behalf of the Board:

“ J Johnstone”

 Director

“F C Harvey”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Consolidated Statements of Deficit

(in thousands of Canadian dollars)

For the years ended December 31	2006	2005	2004
Deficit, beginning of year	($161,604)	($151,924)	($141,945)
Net (loss) for the year	(5,675)	(9,680)	(9,979)
Deficit, end of year	($167,279)	($161,604)	($151,924)

Consolidated Statements of Operations

(in thousands of Canadian dollars except share and per share amounts)

For the years ended December 31	2006	2005	2004

Revenue and operating costs
Revenue from sales	$13,586	$6	$3
Operating costs	8,661	757	469
Gross profit (loss)	4,925	(751)	(466)

Costs and expenses
General and administrative	2,007	3,001	1,984
Interest	54	1	16
Amortization	40	27	20
Other expense (income) (Note 8)	(143)	(32)	284
	1,958	2,997	2,304

Income (loss) before discontinued operations	2,967	(3,748)	(2,770)
Taxation	(652)	-	-
Income(loss) before discontinued operations	2,315	(3,748)	(2,770)

Discontinued operations (loss)	(7,990)	(5,932)	(7,222)
Net (loss)	($5,675)	($9,680)	($9,992)
Non-controlling interest (Note 13)	-	-	13
Net (loss) after discontinued operations and non-controlling interest	($5,675)	($9,680)	($9,979)
Net income(loss) per share (Note 7)
Basic and diluted from continuing operations	$0.005	($0.012)	($0.010)
Basic and diluted from discontinued operations	($0.018)	($0.019)	($0.024)
Basic and diluted for the year	($0.013)	($0.031)	($0.034)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

For the years ended December 31	2006	2005	2004

Cash provided by (used in)

Operating activities
Income(loss) before discontinued operations	$2,315	($3,748)	($2,770)

Adjustments to reconcile net cash from operations (Note 9)	187	264	284

Changes in non-cash working capital balances (Note 9)	(644)	653	(44)

1,858	(2,831)	(2,530)

Investing activities
Expenditures on capital assets and mineral properties	(2,657)	(2,040)	(406)
Investment in Blanket Mine net of cash received on acquisition	(859)	-	-
	(3,516)	(2,040)	(406)

Financing activities
Bank overdraft	(197)	197	-
Issue of share capital net of issue costs	7,559	6,588	14,314
	7,362	6,785	14,314

Cash flow from discontinued operations
Operating activities	(4,560)	(4,064)	(5,680)
Investing activities	(922)	(3,244)	(3,407)
	(5,482)	(7,308)	(9,087)

Increase (decrease) in cash for the year	222	(5,394)	2,291
Cash and cash equivalents, beginning of year	1,076	6,470	4,179
Cash and cash equivalents, end of year	$1,298	$1,076	$6,470

Cash and cash equivalents at end of year relate to:
Continuing operations	1,252	2,004	6,470
Discontinued operations	46	(928)	-
	$1,298	$1,076	$6,470

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

( in thousands of Canadian Dollars)

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

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

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

 The Company’s consolidated subsidiaries (all 100% owned) are Barbrook Mines Limited ("Barbrook"), Blanket (Barbados) Holdings Limited (“Barbados”), Blanket Mine (1983) (Private) Limited (“Blanket”), Caledonia Holdings (Africa) Limited (“CHA”), Caledonia Holdings Zimbabwe Limited (“CHZ”), Caledonia Kadola Limited (“Kadola”), Caledonia Mining Services Limited (“CMS”), Caledonia Mining (Zambia) Limited (“CMZ”), Caledonia Nama Limited (“Nama”), Caledonia Western Limited (“Western”),Eersteling Gold Mining Company Limited (100% owned since June 2004) ("Eersteling"), Fintona Investments (Proprietary) Limited (“Fintona”), Greenstone Management Services (Proprietary) Limited (“Greenstone”), and Maid O’ Mist (Proprietary) Limited (“MOM”).

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

( in thousands of Canadian Dollars)

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts, cash in transit at year end between Blanket Mine in Zimbabwe and Greenstone Management Services in South Africa and money market funds maturing in less than three months.

Inventories

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realisable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realisable value on an average basis.

Investments

The market securities are recorded at cost, a declining value of market securities that is other than temporary would be recognised by writing down the investment.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the metal is delivered to the respective refineries, benefits of ownership are transferred and the receipt of proceeds is substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook Mine and Eersteling Gold Mine have been put up for sale and are thus presented as assets for sale in these financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

( in thousands of Canadian Dollars)

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

Discontinued Operations

During the fourth quarter of 2006 Barbrook Mine was subjected to illegal industrial action by employees of a labour broker. Due to the damage caused during and after the industrial action the mine was placed on care and maintenance. At a subsequent meeting of the board of Directors it was resolved that Barbrook Mine and Eersteling Gold Mine would be put up for sale.

As a consequence of this decision Barbrook and Eersteling Mine’s results for 2006 and preceding years have been disclosed under discontinued operations.

Revenue from discontinued operations is $2,973 ($2,636 in 2005 and $838 in 2004) there is no tax applicable to discontinued operations.

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

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in a hyper inflationary economy. Accordingly the results of these operations have been translated into Canadian Dollars using the temporal method as described above. Included in the statement of operations is an exchange gain of $291 relating to the translation of Blanket Mine.

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

Change in Accounting Policies

There have been no changes in accounting policy during the current or preceding years.

1.

Investment at Cost

On May 9, 2002, the Company participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) in an amount of $79.  The shares of Motapa are listed on the TSX Venture Exchange in Canada.  Motapa Diamonds Inc. is participating in a strategic alliance with the Company on the Mulonga Plain diamond exploration project in Zambia. The market value of the shares as at December 31, 2006 is $26 ($25 in 2005) . Motapa Diamonds has a portfolio of diamond exploration projects in Africa.

Blanket Mine is the owner of Old Mutual shares acquired via the �emutualization. They were issued and are reflected at Nil cost. The market value at December 31, 2006 is $84.

2.

Capital Assets

      2006

	Cost (1)	Accumulated Amortization	Net Book Value
Land – plant sites	$12	$-	$12
Plant and equipment
- producing (2)	25	1	24
- non-producing (3)	299	299	-
Office equipment	868	823	45
Vehicles	386	255	131
	$1,520	$1,308	$212

          2005

	Cost (1)	Accumulated Amortization	Net Book Value
Land - plant sites	$1,541	$ -	$1,541
Plant and equipment
- producing (2)	7,591	957	6,634
- non-producing (3)	747	-	747
Office equipment	934	831	103
Vehicles	451	320	131
	$11,264	$2,108	$9,156

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

(2)

The producing plant and equipment in 2006 relates to Blanket Mine and in 2005 relates to the Barbrook /peration.

(3)

The net book value of non-producing plant and equipment at December 31, 2005 represents Eersteling.

The recoverability of the carrying amount of the Barbrook and Eersteling capital assets is dependent upon the company receiving binding offers of purchase that exceed the carrying value.  As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

3.

Mineral Properties

      2006

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:
Blanket, Zimbabwe - gold property	$4,317	$2	$4,315
Non-producing - exploration:
Rooipoort , South Africa	4,131	-	4,131
Nunavut, Canada	750	-	750
Goedgevonden, South Africa	79	-	79
Nama, Zambia	624	-	624
Mulonga, Zambia	1,044	-	1,044
	$10,945	$2	$10,943

           2005

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:
Barbrook, South Africa - gold property	$6,675	$1,338	$5,337
Non-producing – care and maintenance:
Eersteling, South Africa - gold property	-	-	-
Non-producing - exploration:
Rooipoort and Roodepoort, South Africa	3,324	-	3,324
Nunavut, Canada	750	-	750
Goedgevonden, South Africa	37	-	37
Zambia	1,391	-	1,391
	$12,177	$1,338	$10,839

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The Company has entered into strategic alliances with third parties on a Canadian property and a Zambian property valued at $750 and $1,044 respectively.  The third parties may earn varying percentage interests in these properties by carrying out exploration work on the properties.

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

4.

Asset Retirement Obligation

	2006	2005
Opening balance	$377	$-
Accretion expense	20	-
Foreign exchange loss (gain)	(33)	-
Closing balance – held for sale	364	-
Continuing operation assumed	750	423
Accretion expense	61	22
Foreign exchange loss (gain)	-	(68)
Closing balance – continuing operations	$811	$377

The asset retirement obligations relate to Blanket Mine, Barbrook Gold Mine and Eersteling Gold Mine and are estimates of costs of rehabilitation at the end of the mine life, adjusted annually for accretion expense at a rate of 5%.

5.

Share Capital

(a)

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares
Balance, December 31, 2003	252,274,997	$159,151
Issued pursuant to private placements	45,388,175	13,392
Warrants exercised	3,449,114	761
Balance, December 31, 2004	301,112,286	$173,304
Issued pursuant to private placements	52,738,888	4,733
Warrants exercised	16,863,962	2,016
Balance, December 31, 2005	370,715,136	$180,053
Issued pursuant to private placement	15,437,626	1,475
Issued pursuant to a private placement	34,828,259	3,924
Issued pursuant to acquisition	20,000,000	3,014
Issued pursuant to a private placement	17,000,000	2,160
Balance ,December 31 , 2006	457,981,021	$190,626

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

(1)

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

The private placement agents were paid a commission of 9% of the gross proceeds raised and whole common share purchase warrants equal to 10% of the total units sold.  The agent compensation warrants are exercisable for one common share at $0.55 per warrant for a period of eighteen months from the date of issuance.  A total of 4,538,818 agent compensation warrants were issued at an assigned value of $161.  Cash commissions and expenses paid amounted to $1,425..

(2)

In June 2005, Caledonia successfully listed on the London Stock Exchange’s Alternative Investment Market (“AIM”) and placed a small float of shares into the AIM market in conjunction with a financing.  The financing on AIM raised a gross amount $3,534 from the issuance of 34,888,888 units consisting of one common share priced at $0.10.  Commissions and expenses paid amounted to $508 and have been charged to share capital in 2005.

(3)

In September 2005, the warrants previously issued in 2004 were re-priced to $0.11 with the date of expiry extended to October 31, 2005.  As at that date, 16,863,962 warrants were exercised for gross proceeds of $1,855 while the remaining expired (see 5 (d) below).

(4)

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

(5)   In April 2006 the company commenced a private placement to raise additional funds. This placement raised $3,924 after expenses from the sale of 34,828,259 units.  Each unit consists of one common share and one share purchase warrant.

As part of the settlement of the purchase price for the acquisition of Blanket Mine 20,000,000 common shares were issued to Kinross Gold Corporation.

In July 2006 the company completed a private placement to raise additional funds. This placement of 17,000,000 units, each consisting of one common share and one share purchase warrant, was completed in July 2006 and raised $2,160 after expenses.

(6)

The fair value of the broker warrants noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Risk-free interest rate	-	-	2.25%
Expected dividend yield	-	-	Nil
Expected stock price volatility	-	-	64-65%
Expected option life in years	-	-	1

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

(c)

Stock Option Plans and Stock-Based Compensation

The Company has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers.  Under the Plans, as at December 31, 2006, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
803,000	$ 0.330	February 9, 2008
9,950,000	$ 0.235	April 24, 2012
225,000	$ 0.345	June 2, 2012
610,000	$ 0.260	April 29, 2014
200,000	$ 0.260	August 15, 2014
4,000,000	$ 0.110	February 15, 2015
1,000,000	$ 0.140	July 10, 2010
450,000	$0.125	May,11,2016
17,238,000

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2006, 2005 and 2004 are as follows:

	Number of Options	Weighted Avg. Exercise Price
Options outstanding at December 31, 2003	11,898,700	$0.26
Granted	1,210,000	$0.26
Options outstanding at December 31, 2004	13,108,700	$0.26
Granted	5,000,000	$0.12
Cancelled or expired	(1,210,700)	($0.43)
Options outstanding at December 31, 2005	16,898,000	$0.21
Granted	450,000	$0.13
Cancelled or expired	(110,000)	($0.27)
Options outstanding at December 31, 2006	17,238,000	$0.21
Options exercisable at December 31, 2006	17,238,000	$0.21

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2006 there are 8,091,325 stock options available to grant.

Effective January 1, 2003, the Company commenced recording compensation expense on a prospective basis in the Consolidated Statements of Operations for stock options granted to directors, officers, employees, consultants and service providers using the fair value method.  During 2006, stock option expense of $81 for the grant of 450,000 options was charged to expense and credited to contributed surplus (2005 - $283 for 5,000,000; 2004 - $195 for 1,210,000;).

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The continuity of contributed surplus is as follows:

Amount
Closing balance December 31,2003	$285
Stock options granted	195
Closing balance December 31, 2004	480
Stock options granted	283
Compensation warrants expired	160
Closing balance December 31, 2005	923
Stock options granted and vesting	81
Options cancelled	(15)
Closing balance December 31, 2006	$989

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2006, 2005 and 2004.

	2006	2005	2004
Risk-free interest rate	3 - 4%	2.25%	2.25%
Expected dividend yield	nil	Nil	nil
Expected stock price volatility	70-78%	73-100%	100-113%
Expected option life in years	3-5	2-3	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(d)

Warrants

The Company has issued the following common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2006:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
85,115,885	1 for 1	Various from $0.15 to $0.20	Various to December 28, 2007

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The detail of the warrants issued is detailed below.

Number	Description	Exercise Price	Validity
17,850,000	Common share purchase warrants	$0.20	Until December 28, 2007
10,000,000	Common share purchase warrants	$0.20	Until January 31, 2008
2,715,476	Common share purchase warrants	$0.20	Until February 2, 2008
2,722,150	Common share purchase warrants	$0.20	Until February 3, 2008
22,890,000	Common share purchase warrants	$0.15	Until April 28, 2007
9,748,259	Common share purchase warrants	$0.15	Until May 12, 2007
2,190,000	Common share purchase warrants	$0.18	Until May 12, 2007
17,000,000	Common share purchase warrants	$0.16	Until July 27, 2007

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2003	15,449,114
Issued pursuant to private placements	22,694,091
Issued to Broker	4,538,818
Exercised	(3,449,114)
Outstanding December 31, 2004	39,232,909
Exercised	(16,863,962)
Expired	(22,368,947)
Issued pursuant to private placements	17,850,000
Outstanding December 31, 2005	17,850,000
Issued pursuant to private placements	67,265,885
Outstanding December 31, 2006	85,115,885

6.

Income Taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations for continuing operations:

	2006	2005	2004
Income tax rate	36.12%	36.12%	36.12%
Income taxes at statutory rate	$1,072	$(1,354)	$(1,001)
Tax rate difference	(167)	67	13
Foreign currency difference	(28)	246	283
Permanent differences	170	50	70
Losses expired	-	3,681	1,072
Change in tax rate	847	-	175
Change in Valuation allowance	(1,242)	(2,690)	(612)
Income tax expense	$652	$-	$-

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The following table reflects future income tax assets and liabilities

	2006	2005	2004
Loss carry forwards	$10,009	$10,066	$12,756
Unrealized foreign exchange	(857)	-	-
Capital assets	(328)	-	-
Valuation allowance	(8,824)	(10,066)	(12,756)
	$-	$-	$-

The corporation has available tax losses for Canadian income tax purposes of approximately $30,598

(2005 - $28,085 and 2004 - $35,203) which may be carried forward to reduce taxable income derived in future years.

The expiry of these losses is as follows:

Year	Amount
2026	$1,580
2015	1,863
2014	1,583
2010	18,984
2009	3,611
2008	142
2007	628
No expiry	2,207
$30,598

A valuation allowance has been provided as the potential income tax benefits of these carry-forward non-capital losses and deductible temporary differences and the realization thereof is not considered more likely than not.

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

7.

Net Income/(Loss) Per Share

The net basic income/(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 423,838,628 (2005 -313,565,142; 2004 – 289,843,080;).  Fully diluted income/(loss) per share has also been calculated only for 2006 as the group achieved a profit before discontinued operations, the earnings per share have been calculated using a fully diluted number of common shares outstanding during 2006 of 425,984,395. Fully diluted earnings per share has not been calculated for previous years as it would be anti-dilutive.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

      (in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

8.

Other Expense (Income) before discontinued operations

Other expense (income) is comprised of the following:

	2006	2005	2004

Investment income	-	($55)	($152)
Foreign exchange (gain)loss	(143)	50	513
Other	-	(27)	(77)
	($143)	($32)	$284

9.

Statement of Cash Flows

Items not involving cash are as follows:

	2006	2005	2004
Amortization	$40	$27	$20
Provision for site restoration	81	22	69
Net Option expenses	66	283	195
Blanket long term liability	(35)	-	-
Other	35	(68)	-
	$187	$264	$284

The net changes in non-cash working capital balances for operations are as follows:

	2006	2005	2004
Accounts payable	$1,400	$662	$51
Accounts receivable	1,200	150	24
Inventories	(3,263)	-	1
Prepaid expenses	334	(159)	(18)
Assets held for sale	(315)	-	-
	($644)	$653	($44)

Supplemental cash flow Information:

	2006	2005(restated)	2004(restated)
Interest paid	$54	$1	$16
Tax paid	237	-	-
Non-cash Financing activities Blanket Acquisition	3,009	-	-

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

10.

Financial Instruments

Unless otherwise noted, it is the opinion of management that the Company is not exposed to significant interest rate or credit risks arising from its financial instruments.  A significant portion of the Company’s assets and liabilities are denominated in South African rand and Zimbabwe dollars .  Fluctuations in the value of the currencies relative to the Canadian dollar could have a significant impact on the results of operations.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Company does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchanges rates relative to the Canadian dollar. All values are in thousands.

	Pounds Sterling	US Dollars	Zimbabwe Dollars	SA Rands	Euro
Cash	-	298	145,595	352	-
Accounts Receivable	-	539	130,220	1,797	10
Accounts Payable	7	16	353,892	10,186	-

11.

Related Party Transactions

The Company had the following related party transactions:

	2006	2005	2004
Management, administrative services and benefits paid or accrued to a company which employs the Company’s President(1)	$534	$441	$225
Interest paid to the Company’s President(2)	-	-	127
Consulting fees accrued to the Chairman of the Board	44	275	-
Rent paid to a company owned by members of the President’s family	47	37	83
Legal fees paid to a company director	42	17	-
Interest paid to a company owned by members of the President’s family(3)	-	-	23
Sale of a motor vehicle to the President at a market-related price	-	-	114
Purchase of a motor vehicle from the President at a market-related price	-	-	16
Consulting fees paid to Directors of the Company	27	-	-

(1)

In prior years the President delayed submitting regular expense claims due to the Company’s cash situation. During 2004, all outstanding claims were submitted and the amount due, including interest at market-related rates, was paid to him.

(2)

In prior years’ office rental payable to a company owned by members of the President’s family was not always paid.  During 2004 all outstanding amounts were paid, including interest at market-related rates.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Company has the following related party balances:

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

	2006	2005	2004
Included in accounts payable
- owing to a company that employs the Company’s President	$ -	$ -	$ -
- owing to the Corporation’s President	-	-	3
- owing to the Chairman of the Board for consulting fees	129	85	-
- owing to directors/officers for unpaid salaries, consulting and/or directors’ fees	193	137	-
- unsecured loan due to a shareholder	450	-	-

12.

Segmented Financial Information

The Company has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Company’s operating segments have been identified based on geographic areas as follows:

For the year ended December 31, 2006

	Corporate	Zimbabwe	South Africa	Zambia	Total
Revenue from sales	$8	$13,575	$3	-	$13,586
Operating costs	-	(8,210)	(451)	-	(8,661)
General and administrative	(1,787)	(11)	(209)	-	(2,007)
Interest	-	(54)	-	-	(54)
Amortization	-	(20)	(20)	-	(40)
Other income (expense)	(276)	292	128	(1)	143
Income (loss) for continuing operations	(2,055)	5,572	(549)	(1)	2,967
Discontinued operations (loss)	-	-	(7,990)	-	(7,990)
Income tax expense	-	(652)	-	-	(652)
Net income (loss) for the year	($2,055)	$4,920	($8,539)	($1)	$5,675
Identifiable assets – continuing operations	$965	$12,547	$4,521	$1,662	$19,695
Identifiable assets – discontinued operations Capital and Current assets	-	-	$11,764	-	$11,764
Expenditures on capital assets & mineral properties continuing operations	-	$1,998	$382	$277	$2,657
Expenditures on capital assets & mineral properties – discontinued operations	-	-	$922	-	$922

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

                    For the year ended December 31, 2005

	Corporate	South Africa	Zambia	Total
Revenue from sales	-	$6	-	$6
Operating costs	-	(757)	-	(757)
General and administrative	(3,001)	-	-	(3,001)
Interest	-	(1)	-	(1)
Amortization	-	(27)	-	(27)
Other income (expense)	39	(7)	-	32
Income (loss) for continuing operations	(2,962)	(786)	-	(3,748)
Discontinued operations (loss)	-	(5,932)	-	(5,932)
Net income (loss) for the year	($2,962)	($6,718)	-	($9,680)
Identifiable assets – continuing operations	$2,095	$676	$1,384	$4,155
Identifiable assets – discontinued operations Capital and Current assets	-	$18,183	-	$18,183
Expenditures on capital assets & mineral properties continuing operations	-	-	$350	$350
Expenditures on capital assets & mineral properties – discontinued operations	-	$4,934		$4,934

                For the year ended December 31, 2004

	Corporate	South Africa	Zambia	Total
Revenue from sales	-	$3	-	$3
Operating costs	-	(470)	-	(470)
General and administrative	(1,676)	(308)	-	(1,984)
Interest	-	(16)	-	(16)
Amortization	-	(20)	-	(20)
Other income (expense)	6	(130)	(160)	(284)
Non-controlling interest	-	13	-	13
Income (loss) for continuing operations	(1,670)	(928)	(160)	(2,758)
Discontinued operations (loss)	-	(7,221)	-	(7,221)
Net income (loss) for the year	($1,670)	($8,149)	($160)	($9,979)
Identifiable assets – continuing operations	$7,234	$77	$1,090	$8,401
Identifiable assets – discontinued operations Capital and Current assets	-	$15,265	-	$15,265
Expenditures on capital assets & mineral properties continuing operations	-	$406	-	$406
Expenditures on capital assets & mineral properties – discontinued operations	-	$3,407	-	$3,407

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

14.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Company purchased 100% of the shares of Blanket, the Company agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at December 31, 2006 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Company and the Board of Directors of Blanket, have expressed their intention to delay the establishment of the required scheme pending the passing of anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws, when passed, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

15.

Long Term Liability

The long term liability refers to a provision for the Service Bonus Fund relating to employees at Blanket Mine in Zimbabwe. The fund was established in 1975 to provide a gratuity to permanent employees of Blanket Mine on cessation of employment at Blanket Mine for any reason apart from dismissal or resignation. The provision is built up by providing 15% of an employees basic salary per year up to a maximum of Z$5,000. The maximum payout to any employee is Z$5,000 (five thousand Zimbabwe Dollars) in terms of the current rules.

This fund represents a defined contribution future employee benefit fund for which the funds have not been segregated by the company. The expense for the year, representing the required contributions in the year, was $13.

16.

Acquisition of Blanket Mine

During 2006 Caledonia Mining Corporation through its wholly owned subsidiary Caledonia Holdings (Africa) Limited purchased 100% of the shares in Blanket (Barbados) Holdings Limited (“Barbados”) from Kinross Gold Corporation.  “Barbados” owns 100% of the shares in Caledonia Holdings Zimbabwe Limited who owns 100% of the shares in Caledonia Mining Services (Private) Limited (dormant) and Blanket Mine (1983) (Private) Limited.

The effective date of the share sale agreement was April 1, 2006 but Caledonia Mining Corporation effectively only took control after payment of the purchase price and thus the Zimbabwe operations are consolidated into the results of Caledonia Mining Corporation from July 1, 2006.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

The purchase price consideration was made up of $1,120 (US$1,000) in cash and by the issue of 20,000,000 shares in Caledonia Mining Corporation at an assigned value of $3,009. This resulted in an effective purchase consideration of $4,129.

The allocation of the purchase price is presented in the abridged balance sheet below:

Current Assets	$4,548
Capital Assets and Mineral Properties	2,519
Total Assets	7,067

Current Liabilities	(2,107)
Other Long Term Liabilities	(831)
Total Liabilities	(2,938)

Total Purchase Consideration	$4,129

There are no unfinalized purchase price considerations.

17.

Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

18.

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

(e)     Warrants

Under US GAAP the fair value of the warrants re-priced in Note 5(b)(5) are considered to be a benefit awarded to certain holders. This would be considered to be a deemed dividend to these shareholders. The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model.  The assumptions used in the calculation are: Risk free interest rate – 2.77%; Expected dividend yield – nil; Expected stock volatility – 38%; Expected warrant life in years – 0.134.

(f)       Recently Issued United States Accounting Standards

(i) On February 15, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The FASB's stated objective in issuing this standard is as follows: "to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions."

A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments.

Statement 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157. The company did not elect to adopt this standard early.

(ii) FASB Statement No. 157, Fair Value Measurements, has been issued by the FASB. This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Under Statement 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.

The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The company has not elected early adoption of this standard.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

(iii) On July 13, 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB

Statement No. 109, Accounting for Income Taxes. FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. The adoption of FIN 48 will not have an affect on the companys financial position or the results of operations.

(iv)On March 30, 2005, FASB Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations - An Interpretation of FASB Statement No. 143, was issued. The FASB issued FIN 47 to address diverse accounting practices that developed with respect to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and (or) method of settlement of the obligation are conditional on a future event. FIN 47 concludes that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. Originally, the FASB proposed guidance in FASB Staff Position (FSP) FAS 143-x, "Application of FASB Statement No. 143, The company recognises the fair value of retirement obligations as estimations are made and updated on a regular basis to ensure the liability is still valid.

(v) In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, that provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material affect on the Company’s financial position and results of operations.

(vi) In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires employers to: (a) recognize in its statement of financial position an asset for a plan's over-funded status or a liability for a plan's under-funded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

occur. These changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has no defined benefit pension plans

The impact of the foregoing on the financial statements is as follows:

(a) Income Statement

	2006	2005	2004
Income/(Loss) for continuing operations per Canadian GAAP	$2,315	($3,748)	($2,757)
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	(659)	(2,040)	(406)
Net income (loss) from continuing operations	1,656	(5,788)	(3,163)
Loss from discontinued operations	(7,990)	(5,932)	(7,222)
Net income (loss)	(6,334)	(11,720)	(10,385)
Deemed Dividend	-	(171)	-
Net income (loss) available for common shareholders	($6,334)	($11,891)	($10,385)
Net income (loss)	($6,334)	($11,720)	($10,385)
Other comprehensive (loss)/gain	85	(18)	(36)
Total comprehensive loss	($6,249)	($11,738)	($10,421)
Basic and diluted income/(loss) per share continuing operations	$0.00	($0.02)	($0.01)
Basic and diluted income/(loss) per share discontinued operations	($0.02)	($0.02)	($0.03)
Basic and diluted income/(loss) per share for the year	($0.02)	($0.04)	($0.04)

(b) Balance Sheet

	2006	2005
Total assets per Canadian GAAP	$31,456	$22,338
Unrealised loss on marketable securities	31	(54)
Mineral properties with no proven reserves expensed	(5,352)	(4,693)
Total assets per US GAAP	$26,135	$17,591

Total liabilities per Canadian and US GAAP	$7,120	$2,966

Shareholders’ equity
Shareholders’ equity per Canadian GAAP	$24,336	$19,372
Mineral properties with no proven reserves expensed	(5,352)	(4,693)
Accumulated other comprehensive income/(loss)	31	(54)
Shareholders’ equity per US GAAP	$19,015	$14,625

Total liabilities & shareholder’s equity per US GAAP	$26,135	$17,591

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

(c) Cash Flow

2006		2005	2004
Cash provided by (used in)
Operating activities for continuing operations per Canadian GAAP	$1,858	($2,831)	($2,530)
Mineral properties expenditure by continuing operations	(659)	(2,040)	(406)
Operating activities per US GAAP	1,199	(4,871)	(2,936)
Investment activities for continuing operations per Canadian GAAP	(3,516)	(2,040)	(406)
Mineral properties expenditure	659	2,040	406
Investment activities per US GAAP	(2,857)	-	-
Financing Activities per Canadian and US GAAP	7,362	6,785	14,314
Increase (decrease) in cash for continuing operations	5,704	1,914	11,378
Operating activities for discontinued operations per Canadian GAAP	(4,560)	(4,064)	(5,680)
Investment activities for discontinued operations per Canadian and US GAAP	(922)	(3,244)	(3,407)
Increase (decrease) in cash for the year	222	(5,394)	2,291
Cash and cash equivalents, beginning of year	1,076	6,470	4,179
Cash and cash equivalents, end of year	$1,298	$1,076	$6,470

EXHIBIT #14b

CALEDONIA MINING CORPORATION

2006 MANAGEMENT DISCUSSION & ANALYSIS

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation (the “Company”, “Caledonia”) for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004 should be read in conjunction with the Consolidated Financial Statements and Press Releases issued by the company, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Company website at www.caledoniamining.com. The Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian dollars.

Overall Performance

Caledonia was formed in February 1992 and is listed on the Toronto Stock Exchange as “CAL”, on NASDAQ-OTCBB as “CALVF”, and on London’s AIM as “CMCL”.

1.     VISION AND STRATEGY

Caledonia is an exploration, development and mining company with a producing gold operation in Zimbabwe and two non-producing gold mines in South Africa and a diversified exploration portfolio of projects in Canada, South Africa, Zambia and Zimbabwe, some of which are joint ventures with other unrelated companies. Caledonia’s objective is to develop its asset base into a significant diversified international mining company through profitable gold production and successful exploration activity, focused primarily on Southern Africa.

Caledonia’s business model is to identify and acquire properties or projects early in the development cycle which have the potential to become low cost operations, and then add value by developing the asset, either as an operator or through a joint venture agreement. The possibility of divestiture in whole or part will be considered at different points in time and will be governed by the benefit to shareholders. Where appropriate, Caledonia will seek strategic alliances with well-managed exploration or operating companies through existing or new joint ventures.

The Company has a strong management team and Board of Directors with diverse expertise in gold production, mineral exploration, mine development, finance, and marketing.

With the expectation of continuing high levels of commodity prices over the long term, Caledonia is following the strategy of diversification through its current exploration activities for diamonds, gold, platinum group metals and base metals. With the potential of improved political conditions in many Southern African countries, Caledonia is reviewing mining opportunities in these countries.

In view of the disappointing operational results at the Barbrook Mine together with significant property damage incurred during illegal industrial action in the fourth quarter of 2006, the Barbrook Mine was placed under care-and-maintenance late in the year.  Subsequently the Board of Directors mandated management to seek purchasers for the Barbrook Mine, the Eersteling Gold Mine and the gold explorations properties at Eersteling and Roodepoort.

2.      OPERATIONS

Blanket Mine (1983) Private Limited - Gold

The Blanket Mine owned by Caledonia’s 100% owned subsidiary Caledonia Holdings Zimbabwe is located 560 km south of Harare the capital city of Zimbabwe and 150 km south of Bulawayo, the country’s second largest city.  The town of Gwanda, the provincial capital of Matabeleland South, is located is 16 km from the mine.  The mine is situated in the prolific Gwanda greenstone belt which first experienced gold production in 1800’s and which owns extensive claims throughout this belt. First pegged in 1904 with operations starting in 1906, the mine has produced over a million ounces of gold and currently has 910,500 ounce of mineral resources.

Geological Setting

Like most of the gold mines in Zimbabwe, a typical greenstone terrain, the 70km long by 15km wide Gwanda Greenstone belt, hosts Blanket Mine. This terrain comprises supra crustal metavolcanics similar to those found in the Barberton area of South Africa and the Abitibi area of Canada. The Blanket property is one of three remaining large, gold producers, from a belt that had no less than 268 operating mines at one time. The other two producers are the neighbouring Vubachikwe mine owned and operated by Forbes and Thompson and the Jessie mine on the south eastern end of the belt and owned by F. A. Stewart Pvt. Ltd.

Property Geology

Blanket mine is part of the group that makes up the North Western Mining camp otherwise also called the Sabiwa group of mines extending from Jethro to the south, through Blanket itself, the currently defunct Feudal, AR South, AR Main, Sheet, Eroica and Lima mines. In addition dormant old gold showings, such as the Sabiwa from the south, Jean, Provost, Redwick, Old Lima and Smiler, form northern continuation of the Vubachikwe property hosting banded iron formations.

The geology consists of a basal felsic unit of no known mineralisation presence. It is generally on this lithology type that the various tailings disposal sites are located. Above this unit is the ultramafics that include the banded iron formations hosting the eastern dormant cluster and the ore bodies of the nearby Vubachikwe complex. The active Blanket ore bodies are found on the next unit, the mafics. An andesitic unit caps this whole stratigraphy. A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to Smiler.

Ore bodies at Blanket are epigenetic. They are associated with a later, regionally developed deformation zone characterized by areas of high strain, wrapping around relatively undeformed  remnants of the original basaltic flows. It is within the higher strain regime that the wider of the ore bodies are located.

Summary of Reserves and Resources at Blanket Mine at December 31, 2006

MINERAL RESERVES (@Au price US$500/oz)
Classification	Tonnes	Grade	Content
		Au g/t	(oz)
PROVEN ORE
Operating Areas	837,000	3.95	106,200
Pillars (discounted by 50%)	247,600	4.59	36,600
Total Proven Ore including Pillars	1,084,600	4.09	142,800
PROBABLE ORE
Operating and Development Areas	2,326,000	4.10	306,700
Total Proven +Probable Ore	3,410,600	4.10	449,500

MINERAL RESOURCES (@Au price US$500/oz)
Classification	Tonnes	Grade	Content
		Au g/t	(oz)
Indicated	377,200	4.12	50,000
Inferred	2,375,100	5.91	**

Tonnages and ounces are rounded to the nearest 100
Note** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

(i)

1 tonne = 1,000 kilograms = 2,204.6 pounds

(ii)

Some numbers may not add due to rounding

Mr. David Grant, C. Geol, FGS, Pr. Sci. Nat., an independent consultant is the “Independent Qualified Person” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Metallurgical Process

Run of mine ore is crushed to – 12mm in the 3 stage crushing plant. This material is then fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, before being passed through two 30 inch Knelson Concentrators where approximately 49% of total gold production is recovered.  The Knelson Concentrator tails are pumped through cyclones and into a 3.66 meter by 4.9 meter, 1000 HP regrind ball mill.  The product from the regrind mill is pumped into a carbon in leach (“CIL”) plant consisting of eight, 600 cubic meter leach tanks equipped with 45kw agitators where leaching at 50% solids and simultaneous solubilised-gold adsorption onto activated carbon takes place.

Elution of the gold from the loaded carbon and its electro winning is done on site. Gold is deposited on wire wool cathodes, the loaded cathodes are acid- digested and the resultant gold solids are smelted after which the bullion is delivered to the Government-operated Fidelity Printers and Refiners.

The CIL plant has a design capacity of 3,800 tonnes of milled ore per day, from its previous use for reclaimed tailings processing. The present crushing and milling circuit is being expanded from 600 tonnes per day to 1,000 tonnes per day ore throughput capacity to balance the increase in mining tonnage.

Production Operations

The underground workings produce 600 tonnes of ore per day using a long-hole open stoping method.  Ore is trammed to a number of shafts and hoisted to surface.  The current capital program at the No. 4 shaft will streamline the hoisting process and increase the overall hoisting capacity at the mine.  Blanket employs approximately 800 people.

3.

DISCONTINUED OPERATIONS

3.1     Barbrook Mines Limited - Gold

The Barbrook Mine owned by Caledonia’s 100% owned subsidiary Barbrook Mines Limited (“Barbrook”) is located near the historic gold-mining town of Barberton, in Mpumalanga Province, Republic of South Africa, approximately 375 km east of Pretoria and Johannesburg. Barberton has a history of gold mining dating back more than 100 years. The Barbrook property, which covers an area of 10,625 acres and extends for a distance of about 28 km along strike, represents a consolidation of approximately twenty previously worked gold mines.

Following industrial action which resulted in substantial damage to mine property the Board of Directors has decided to dispose of the mine during the current financial year.

 3.2      Eersteling Gold Mining Company Limited

The Eersteling Mine is owned by Caledonia’s 100% owned subsidiary Eersteling Gold Mining Company Limited (“Eersteling”) is located 36 km south of the city of Polokwane in Limpopo Province of the Republic of South Africa, approximately 300 km north of Johannesburg.

The Board of Directors has decided to dispose of the mine during the current financial year in order to focus management and financial resources on the Nama project in Zambia and the Blanket gold mine in Zimbabwe.

4.     MARKETING

All gold bullion produced in South Africa was delivered to Rand Refinery in Germiston and sold at spot price at the discretion of the company. The company nominated the currency of settlement for each individual sale.

All gold bullion produced in Zimbabwe is delivered to Fidelity Printers and Refiners in Harare and sold under various methods of election, more fully described under page 12 of this MD&A.

5.     KEY PERFORMANCE FACTORS

The key performance factor of a gold mine is the ability to produce gold at a cost per ounce that is low enough to pay all obligations and generate an acceptable return to shareholders. The price of gold is established in an international market. The Rand price of gold plays a large part in determining the profitability of South African gold mines and similarly the Zimbabwean dollar price of gold plays a large part in determining the profitability of Zimbabwean gold mines. During 2006, the South African Rand weakened by 11.35% against the United States dollar and this, coupled with an 22.1% increase in the US$ gold price, resulted in a 35.9% increase in the market Rand gold price per ounce. Despite this fact, Barbrook Mine continued to be cash flow negative.

Blanket Mine has been consolidated into the results of Caledonia Mining Corporation from July, 1, 2006. During the six months ending December 31, 2006 the Zimbabwe economy continued to falter. The Zimbabwe dollar was officially devalued against the US dollar in early August from Z$101:USD1 to Z$250: USD1 and remained at that fixed rate to year end and into 2007.  Zimbabwe had an inflation rate of approximately 1200% at December 2006, which increase to approximately 1800% in March 2007.  The effect of the high inflation, fixed exchange rates and gold sales options (more fully described under section 6) leads to certain distortions in the presented annual financial statements.  This distortion relates mainly to average revenue and cost per ounce of gold sold.  Caledonia Mining Corporation believes it is appropriate to consolidate Blanket Mine into its annual financial statements as it exercises control over the operations, is able to sell a major proportion of gold in US dollars, retain these US dollars in a foreign currency account, and has government approval to make loan repayments from its available foreign currency funds.

6.     SELECTED ANNUAL INFORMATION-(in thousands of Canadian dollars - except per share amounts.)

The following information is given for the last three fiscal year-ends of the Company:

	December 31, 2006	December 31, 2005 (1)	December 31, 2004 (1)
Net sales or total revenues	13,586	6	3
Net income or (loss) before discontinued items or extraordinary items: - per share undiluted - per share diluted	2,315 $0.005 $0.005	(3,748) ($0.012) ($0.012)	(2,770) ($0.010) ($0.010)
Discontinued operations	(7,990)	(5,932)	(7,222)
Net income or (loss) - per share undiluted - per share diluted	(5,675) ($0.013) ($0.013)	(9,680) ($0.031) ($0.031)	(9,979) ($0.034) ($0.034)
Total assets	31,456	22,338	23,666

Total long-term financial liabilities	1,221	377	423
Cash dividends declared per share	Nil	Nil	Nil

(1) The prior year figures have been reclassified to reflect Barbrook and Eersteling Mines as discontinued operations.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles.

The results for 2006 and prior years have been presented on the basis that Barbrook and Eersteling Mines are discontinued operations. Subsequent to the illegal industrial action at Barbrook Mine during October 2006, the Board of Directors resolved to place Barbrook Mine on care and maintenance and subsequently mandated management to put both Barbrook Mine and Eersteling Gold Mine up for sale. Neither sale transaction was concluded by December 31, 2006, or at March 31, 2007, the date of this Report. However, there have been several serious offers to purchase these mines and management believes that a sale will be concluded during this financial year.

The above results for 2006 include Blanket Mine’s results for the 6 months commencing July 1, 2006.

For the year ended December 31, 2006, the Company recorded a net profit after tax, before discontinued operations, of $2,315, (compared to a $3,748 loss in 2005 and a $2,757 loss in 2004), of which Blanket Mine contributed a profit of $4,803.  Included in the 2006 profit is a foreign exchange gain of $143 (compared to a $50 loss in 2005 and a $513 loss in 2004).  Blanket Mine reported a gain on foreign exchange of $291 during the reporting 6 months of 2006.  During 2006 the gross profit from operations (before discontinued operations) was $4,925, (compared to a $751 loss in 2005 and a $466 loss in 2004). There were no mineral property write downs in 2006, (compared to $152 in 2005 and $1,062 in 2004).  The income tax expense charge of $652 relates to Blanket Mine. The operating profit of $4,925 includes an amortization charge of $40, (compared to a $27 profit in 2005 and a $20 profit in 2004) with the amortization charge attributable to Blanket Mine being $20 for the 6 month period.

Blanket Mine recorded revenue for the 6 months of $13,575 from the 11,287 ounces of gold sold. During the 6 month reporting period of Blanket Mine, the Reserve Bank of Zimbabwe (RBZ) stipulated various possible payment methods for gold sales. The methods varied from “40% of revenue in USD and 60% of revenue in Zimbabwean dollars (“Z$”)”; which changed to “75% in USD and 25% in Z$” and it is currently set at “67.5% in USD and 32.5% in Z$”. All of the Z$ revenues are translated from USD to Z$ at the then official exchange rate. During the same period, the official exchange rate in Zimbabwe changed from Z$101 per US$1 to Z$250 per US$1. The latter rate was applicable for the last 5 months of 2006. An alternative payment method for gold payment results in the full Z$ proceeds of the sale calculated at a rate of Z$16,000 (sixteen thousand Zimbabwe dollars) per gram of gold sold.  This would result in the mine achieving an approximate exchange rate of Z$800 per US$1 on these sales. At the year end, the results of Blanket Mine have been translated into C$ using the official Z$:C$ exchange rate which is based on the Z$250:USD1. The result of this is that Z$ revenues received appear to be at a rate higher than the official rate. This will result in C$ revenues appearing to be overstated, leading  a reader to assume that Blanket Mine received more than the USD market price per ounce of gold sold. This however is a distortion. Correspondingly, expenses incurred by Blanket in the local Zimbabwe market will also appear to be overstated, as the official Z$ exchange rate may not always be the applicable rate used to arrive at a selling price by a supplier. The net result is that certain statistics may appear overstated in $ terms but this is a factor of the Z$ being a managed currency and not a free floating currency.

During 2006, Caledonia invested $3,579 in capital assets and mineral properties as compared to $5,284 in 2005 and $3,813 in 2004.  Of the amount invested in 2006, Blanket Mine spent $1,998, Barbrook Mine  spent $922 ,Nama spent $277 and Rooipoort spent $336.During the year $7,559 was raised from private placements, and the exercise of warrants and options, as compared to $6,588 in 2005 and $14,314 in 2004 (all net of issue costs). The purchase of Blanket Mine was settled by issuing 20,000,000 shares in Caledonia Mining Corporation and the payment of USD1 million in cash; the purchase price amounted to $4,129.

The basic net profit/(loss) per share, for continuing operations, of $0.005 (compared to a ($0.012) in 2005 and a ($0.010) in 2004) has been calculated using a weighted average number of shares of 423,838,628 (compared to 313,565,142 for 2005 and 289,843,080 for 2004).

The diluted net profit/(loss) per share, for continuing operations, of $0.005 has only been calculated for 2006 as the prior years were anti- dilutive. The fully diluted number of shares was 425,984,395

The funds raised were used to finance capital projects at Barbrook Mine, to finance exploration at Nama, Rooipoort and Eersteling, to fund operating losses incurred at Barbrook Mine and to provide working capital for Greenstone Management Services. Capital projects at Blanket Mine were funded from internally generated funds.

The Company had related party transactions with several of the Company’s Directors or members of the President’s family in fiscal years 2006, 2005 and 2004.  They are detailed in Note 11 to the Company’s December 31, 2006 audited financial statements.  It is expected that related party transactions of a similar nature will continue during the current fiscal year of the Company.

7.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

Blanket is the company’s revenue generator. The Barbrook mine did not achieve positive cash-flow generation prior to its shutdown late in 2006. Shareholder funds were applied to the metallurgical plant expansion project and to exploration projects as resources allowed. The plans for the non-revenue generating projects continue to be determined by the availability of funds and are more fully described below.

7.1

Gold Production

Blanket Mine – Zimbabwe

Safety, Health and Environment

•

The mine recorded three lost time injuries, including one fatality, and one restricted work activity case during the period.  This is compared to the same period in 2005 which recorded three lost time and 13 restricted work activity cases.  With the exception of the single fatality , the reduction in incidents in restricted work activity cases was attributable to the intensive safety training undertaken under the NOSSA program which was implemented on the entire mine during 2006.

•

An occupational health centre was established and all employees were screened for occupational ailments.  A total of 800 employees were checked and 10% are currently under surveillance.  HIV/AIDS continues to be an area of concern and management has put in place awareness programs to educate workers.

•

The Mine has drilled monitoring and ground-water pumping wells downstream of the tailings impoundment to facilitate ground water testing.  The tailings impoundment was also professionally managed by a licensed, specialized contractor, audited and found to be stable.

Capital Projects

Number 4 Shaft Expansion Project:

Projects at Blanket focused mainly on the expansion program which involved the upgrading of the No. 4 shaft and the crushing/milling section of the plant, whilst maintaining production levels.  The surface works at the No. 4 shaft were completed; being the construction of the winder house and installation of a 650kw winder therein.  Other works undertaken included the fabrication and installation of a 40 meter high headgear complete with bins, 120 meters of overland conveyor system and primary crushers.  The entire surface works were commissioned and operational minus the headgear and winder due to the underground section not yet being functional.  The below-ground works were commenced with the shaft being concrete lined from its surface collar down to the 90 meter level.  Equipping also commenced and is still in progress at the year end.  A total of 180 meters had been completed by the year-end. In the metallurgical plant a surplus mill was refurbished and was almost ready to install at the year-end.

This expansion project is designed to increase underground production from the current 600 tonnes per day (“tpd”) to 1000 tpd whilst it is planned that the total gold ounces recovered will increase from 25,000 to 40,000 per annum. The complete expansion project is expected to be completed and commissioned during the 4th Quarter of 2007.

Operations:

Underground operations ran smoothly throughout the period with emphasis being put on haulage development designed to open up more mineable resources required to support the expansion initiatives.  As a result of this initiative, all surplus cash generated from the mine was re-invested in development.  A total of 270 meters of capital development and 1,371 meters of operating, run-of-mine development were achieved.

Average plant availability was highly satisfactory at 95%. Metallurgical test work was completed on the CIL process. The test results indicated that the same or slightly improved gold leach recovery could be attained with savings in reagent costs.

The production results for the 6 months July – December, 2006 were as outlined below:-

Ore mined	Tonnes	100,700
Development advance (ROM)	Meters	1,371
Development advance (Capital)	Meters	270
Ore milled	Tonnes	103,200
Ore Gold Grade milled	Grams/tonne	4.15
Gold sold	Ounces	11,287
Gold produced	Ounces	12,437

Outlook

The aims and objectives for 2007 are:

•

To complete the No. 4 shaft project in order to realize an increase in production by first quarter of 2008.

•

To intensify underground development initiatives in order to generate sufficient reserves to sustain the increased production.

•

To explore ways of controlling input costs in a hyperinflationary environment (such as off-shore purchasing).

•

To focus employee, including management attention and effort to issues of safety, health and environment.

Barbrook Mine - South Africa

Summary

Barbrook’s plant expansion was completed during the 1st quarter of 2006.  The anticipated rapid build-up in mine production did not materialize owing to both the effects of an earth tremor and equipment difficulties. This delay placed undue pressure on the metallurgical plant where management was having difficulty maintaining steady state operation due to the lack of ore.  The shortfall in mine production relative to the mill capacity resulted in the plant being operated on a spasmodic basis, which affected gold recoveries which remained below planned levels. Consequently gold production and hence revenue was well below planned levels, while the additional costs related to staffing for increased production levels exceeded target. One of the Mine’s Labour contractors was unable to conclude wage negotiations which resulted in a strike which lasted for 6 weeks and culminated in a violent protest which endangered the lives of non-striking mine employees and resulted in the administration building and a security office being burned down. The administration building is critical to the operation of the mine and housed all the critical geological and administrative equipment for information and communication systems. It was therefore decided to place Barbrook Mine on “care and maintenance” pending an assessment of the opportunities for re-starting operations. Following a review of all available options, the company’s management recommended to the Board that Barbrook and Eersteling be sold. The Board of Directors decided in December 2006 to put the mines up for sale.

Operational Overview

Barbrook Mine – 2006 Production Results
Ore mined	tonnes	86,730
Development advance	meters	1,910
Ore milled	tonnes	80,582
Grade milled	grams/tonne	3.62
Gold sold	ounces	4,288

An analysis of the operations indicated that the mine’s overall performance functioned below planned target levels.

The Board of Directors, having reviewed all possibilities and opportunities mandated management to seek buyers for the mine.

7.2     Exploration and Project Development

Rooipoort PGE/Ni/Cu Project (including Grasvally) - South Africa

Property

In 2002, Eersteling acquired the Rooipoort platinum group elements (PGE), nickel (Ni) and copper (Cu) Project from Rustenburg Platinum, owned by Anglo Platinum Limited. The property is located approximately 30 km southwest of the Eersteling Gold Mine property in an area that is presently undergoing a surge in platinum group metal exploration along a well-mineralized feature known as the “Platreef”.  An additional 342 hectares on the farm Grasvally, immediately adjacent to and south of the Rooipoort property was optioned in 2004, was granted a New Order Prospecting Right in May 2005 (3 year period) and a further 43 hectares portion was granted in April 2006 (5 year period) .

Application for conversion of the Rooipoort property into a new order right in terms of the Mineral and Petroleum Development Act (“MPRDA”) was granted in November 2006.

In March 2006, the Company concluded an agreement, with Falconbridge Ventures of Africa (Pty) Ltd (“Falconbridge”) to acquire a 100% interest in Falconbridge’s prospecting rights covering a total area of 4,315.81 hectares contiguous with the Company’s Rooipoort property and effectively doubles the area of Caledonia’s Rooipoort Project property underlain by Bushveld Complex rocks with PGE potential. The Falconbridge properties were granted New Order Prospecting Rights in April 2006 (3,099 hectares, for a period of 5 years) and September 2006 (1,217 hectares, for a period of 5 years). The total area of Caledonia’s New Order Prospecting Rights in the Rooipoort PGE/Ni/Cu properties is now 8473.39 hectares.

Exploration:

To date, the Company has diamond-drilled a total of 18,450 meters in 54 holes on the Rooipoort PGE/Ni/Cu Exploration Project. This drilling covers the full 6 km strike length that makes up the project area.

Falconbridge has drilled a total of 7,393 meters in 22 holes on the portions of Grasvally and the farms Jaagbaan and Moordrift that comprise most of the property purchased from Falconbridge.

At the end of 2004, flotation amenability test work was performed at the SGS Lakefield laboratories in Johannesburg, South Africa on mineralized composite samples from 5 lithological units prepared from the diamond drill-hole cores to verify the flotation amenability of the ore. The tests included milling and basic flotation to produce a flotation concentrate. The tests indicated that from each of the five mineralized zones, a re-cleaner flotation concentrate of low mass recovery can be produced that contains medium to high recovery of platinum, palladium, gold, copper and nickel. This initial test work indicates that a relatively simple metallurgical process route could possibly produce a flotation concentrate from high-tonnage, low-grade feed material.

In September 2005, an independent resource estimate was calculated and incorporated into a NI 43-101 - compliant report by RSG Global of Australia. The results of this estimate are:

Inferred Resource: At 0.5g/t 2PGE+Au and 200m below surface (900m base)

Zone	Average True Width (m)	Tonnes	2PGE+Au (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni %	Cu %
M2	1.8	12,791,200	1.34	0.42	0.83	0.10	0.20	0.12
L3	1.3	5,337,154	1.15	0.59	0.51	0.05	0.15	0.10

The resource estimate is the work of Dr. Julian Verbeek supported by Mr. Ken Lomberg, both of RSG Global.

During 2006, work was limited to the land acquired from Falconbridge and was delayed until the New Prospecting Rights were issued.  Field work consisting of geochemical sampling was conducted in these areas.

Maps and drill logs for the Rooipoort PGE/Ni/Cu Exploration Project shown on Caledonia’s website provide an overview of the exploration activity that has been carried out on the Rooipoort property. The Project Status Report and the full RSG NI 43-101 report are available on the Caledonia website.   As a result of the work to date, additional target areas have been identified on the west and north-west of the property, these are identified in the Project Status Report on the website.

GOLD

Eersteling Gold Mine – South Africa

Property:

The area of interest comprises the two Old Order Mining Licences that cover the Eersteling and Zandrivier Mines and surroundings (5,472hectares) as well as the Marabastad Project Area where New Order Prospecting Rights were granted in November 2006 (3,902 hectares)

Exploration Work Completed:

A full geological review of the Eersteling property, including the mine plans and other technical data, was commenced in October 2004 and continued throughout 2005/6.  The resources at Eersteling were evaluated and a development program prioritized.

Field work in 2005/6 focused on mapping of known mineralised reef structures around the Doreen Shaft and the Pienaar and Girlie Reefs. Compilation of previous information was integrated with the results of the high resolution aeromagnetic survey flown in January 2005 as well as of gold-in-soil sampling completed in 2005.

As noted previously, these gold exploration properties at Eersteling are included in the assets for sale at the Eersteling mine.

Roodepoort - South Africa

The Roodepoort Gold Property is located 22km north-east of the Eersteling Mine.  Roodepoort is situated in an area of historical gold mining associated with a near surface unusual gold-bearing albite intrusive.

In 2005, Caledonia concluded that the potential for an open-pit operation, based on gold mineralization in the al body, as previously reported, requires further exploration.  This was not confirmed by surface work and the drilling of three boreholes. However, potential was demonstrated from this work as well as evident from previous mining operations (1920’s) for narrow high grade vein mineralization on this property. This requires further evaluation.  Drill sections and drill logs from this program are listed under the Roodepoort Project in the “Operations & Projects” section of the Caledonia website.

Note that the Roodepoort gold property in included in the Eersteling assets that are for sale.

Zimbabwe Exploration - Gold

Caledonia’s exploration activities in Zimbabwe are conducted by the Blanket Mine’s exploration department.  Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda greenstone belt total 78 claims, including a small number under option, covering a total area of 2,500 ha.  Of these, 47 claims are registered as precious metal (gold) blocks covering 415 ha while 31 claims were pegged and are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085ha.

During 2006 Blanket’s efforts were focused in certain key areas in the Gwanda greenstone belt (that are within trucking distance of the Blanket plant) such as GG and Mbudzane where it is believed there is the greatest chance of success. The main exploration activities involved detailed grid-controlled mapping, ground magnetics and induced polarization (IP) surveys and diamond core drilling.

Blanket also conducted limited preliminary preparatory fieldwork (grid-line cutting) in the Sandy Claims within the Bubi greenstone belt.  The Bubi greenstone belt ground holding portfolio comprises a total of 27 base metal claims covering a combined total area of 2 820 ha.  Basic reconnaissance exploration work (soil, sampling a geological mapping) was completed in all the claims area.  In 2007 the focus will mainly be directed to conduct additional follow-up work to define drill targets on potentially prospective metal-in-soil anomalies so far generated in the area.  The work in the Sandy claims constitutes part of this detailed follow-up exploration work.  Geological mapping followed by geophysical surveys were conducted on the GG, Mbudzane and K-Pits areas.  Mapping was carried out in the Sandy claims area.

A drilling program initiated in late 2005 to probe for suspected down-dip and strike extension mineralisation associated with the GG prospect was continued throughout 2006.  In all 4,187 metres were drilled in 2006 with 2,263 samples assayed.  The assay results establish the presence of two zones of potentially economic gold mineralisation.

During the first quarter of 2007 Blanket’s exploration focus is mainly centered on the Gwanda greenstone belt with the main emphasis being delineation of a potentially economic ore resource definition at the GG prospect and Mbudzane.  At GG, this will be achieved through continued core drilling from the surface to establish the strike extent of established economic mineralization below the GG pit as well as to achieve close-spaced drilling in order to generate enough data for estimation of an ore resource for the area.  At Mbudzane, a second phase core-drilling program has been planned and will commence in the early 2nd quarter period of 2007, to follow up on several highly prospective deep seated ip-anomalies generated in 2006.

In addition, Blanket is conducting basic reconnaissance exploration work in the Bunny’s Luck claims, the target being to determine the potential strike length of a 1m-1.5m wide shear zone hosted quartz vein so far mapped over a strike length of 300m.

A total of 160 soil samples over a grid cell spacing of 100m x 100m have already been collected and sieved and are ready for shipment to a commercial laboratory for analysis.

7.2.3      DIAMONDS

Kikerk Lake – Canada

The Kikerk Lake property consists of 5 mineral leases currently pending approval by the Nunavut Mining Recorder. These leases cover 12,912.5 acres (5,225.5 hectares). In 2001 and 2002, Caledonia announced the discovery of two diamondiferous kimberlites, “Potentilla” and “Stellaria”, on the Kikerk Lake property in Nunavut Canada, by its joint venture partner and operator of the property, Ashton Mining of Canada Inc. (“Ashton”), a wholly owned subsidiary of Stornoway Diamond Corporation (“Stornoway”).  The two kimberlite pipes are approximately 700 meters apart.  In 2005, Ashton collected 108 heavy mineral samples to follow up on previous anomalous results. These samples were sent to Ashton’s laboratory and results were received in the first quarter of 2007.

Ashton reported that approximately 24 line-kilometers of ground magnetic survey were conducted over a structural trend line, but there were no new magnetic features noted that would be indicative of kimberlite emplacement.

Four diamond drill holes, totaling 382 meters were drilled to test the Stellaria kimberlite and a possible source of kimberlite indicator minerals east of Stellaria. Results confirm that the Stellaria body has a steep dip to the north-west and limited width.

Caledonia’s 17.5% share of this program is funded by Ashton.  Ashton holds a 52.5% interest, having incurred in excess of $750,000 in exploration expenditures on the property.  This interest can be increased to 59.5% if Ashton funds Caledonia’s share of the costs through to a completed feasibility study.  The remaining 30% interest is held by Stornoway. Recently Stornoway has amalgamated with Ashton.

Mulonga Plain – Zambia

Work Completed:

Caledonia has a joint venture agreement with Motapa Diamonds Inc. (“Motapa”), on the Mulonga Plain and Kashiji Plain Licences in Western Zambia. Motapa is the project operator on behalf of the joint venture. Motapa is now vested with a 60% participating interest, with Caledonia holding a 40% interest.  In terms of the joint venture, Motapa must continue to fund operations through the completion of a feasibility study at which point their interest will increase to 75%. Caledonia will then have various options including that of the Motapa funding the project through to commercial production.

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

Commenting on the (2005) results, Motapa’s CEO Dr. Larry Ott noted: “The extensive Mulonga Plain diamond and kimberlite indicator mineral anomaly remains highly prospective for discovery.  This program has provided an initial drill test of one of four well defined indicator mineral dispersions.  The remaining three areas, in the central and western portions of the Mulonga Plain remain essentially untested and results of this program should add considerably to our understanding of kimberlite indicator mineral dispersion within the Mulonga Plain and better constrain likely source kimberlite areas.”

No further work was carried out in 2006.

Kashiji Plain - Zambia

This licence area is located in northwest Zambia, adjacent to the Angolan border.  Prior work by Motapa has recovered 22 micro diamonds in association with numerous kimberlitic ilmenites.  Work in 2005 focused on interpretation of results from the field work of 2004 in two discrete areas of anomalous kimberlite indicator mineral and diamond recoveries. No further field work was carried out on the Kashiji or Lukulu licences in 2006.

Goedgevonden  - South Africa

Caledonia holds prospecting rights over the Goedgevonden diamond bearing kimberlite pipe and surrounding area. This property is located approximately 20km north of the Stilfontein gold mine in the Klerksdorp district of the North West Province in South Africa and 200km south west of Johannesburg.

In April 2005 and application for conversion of these rights was submitted in terms of the MPRDA and the rights were granted in December 2006. An additional application for New Order Prospecting rights was submitted over an adjoining farm, Eleazar in June 2005. It expected that this application will be granted shortly.

Previous prospecting activities carried out in the mid 1970’s on Goedgevonden indicate that the pipe is oval in shape and covers a surface area of approximately 0.27 hectares.  This work also confirms that the pipe was drill intersected at a depth of 425 meters, and that further down, dip extensions remain undefined. Previous drilling reported an average diamond content of 35 to 45 cpht, with one hole yielding 65 cpht.  It should be noted that the Company has not completed the work necessary to estimate a resource in terms of National Instrument 43-101 for the Goedgevonden property,

A preliminary drilling program conducted in 2002 consisted of 7”, 8” and 12” diameter reverse circulation drill holes, followed by the collection of the drill samples and diamond recovery.  Four holes were drilled in the centre of the pipe, three to a depth of 150 meters, and the other to 120 meters.  The three remaining holes were drilled to delineate the pipe in more detail.  All of the seven holes drilled entered the kimberlite at a depth of about 6 meters, and the four centrally-located holes were stopped whilst still in the kimberlite. A total of about 56 tonnes of drilling sample was collected and processed through a Van Eck and Lurie dense-media separation (“DMS”) plant and wet Sortex machine. From the diamond recoveries it was confirmed that the Goedgevonden pipe was diamondiferous, and sufficient gem-quality diamonds were recovered to warrant a larger bulk sample. Geological interpretive work as well as detailed ground gravity and magnetometer surveys were completed during 2003 but there was no further exploration activity on this property  as corporate resources were concentrated on Caledonia’s other projects which were considered to be of higher priority in adding shareholder value, as well as tenure issues during the change over from old to new minerals legislation as embodied in the MPRDA.

Granting of the New Order Prospecting Rights now gives the Company security of tenure and discussions are in progress with other parties with a view to realizing value by joint venture or disposal of the properties in the Goedgevonden Diamond Project.

7.2.4      BASE METALS

Nama – Zambia

Property:

Caledonia Nama Limited, a wholly owned subsidiary of Caledonia, holds five contiguous exploration licences in northern Zambia which host near-surface cobalt/copper mineralization. This area lies immediately north west of the operating Konkola Copper mine and adjoins the extensive holdings of Teal Mining and Exploration Limited.  In November 2006 the Zambian authorities agreed to grant a Retention Licence to Caledonia Nama Limited in order to enable the Company to conclude the detailed evaluation of mineral resources outlined by earlier work. This Retention Licence covers an area of 80,625 hectares and is valid for two years.

Work Completed:

The 2001/2002 soil sampling program carried out jointly by Caledonia and BHP Billiton was completed over the majority of the original licence areas. This program identified a number of high priority anomalous targets (anomalies A,C and D) within the required geological setting. These targets have been followed up in the search for copper/cobalt oxide and sulphide bodies.

In the second quarter of 2004, a mini bulk sample of 30 tonnes was excavated at Nama A (Discovery) site and underwent successful screening tests and heavy media/gravity separation tests in South Africa. Following encouraging results, further one-tonne samples were sent for additional test work to fine tune the extraction process for the cobalt oxide.

During 2006 metallurgical test work has provided a proposed metallurgical flow-sheet.  Two further bulk samples were taken from Anomaly A to enhance and refine the metallurgical processes and cost parameters for producing a marketable and economically viable cobalt product.  On the basis of this test work, it is anticipated that the design of a pilot plant will be finalized, enabling Caledonia to conclude long term product purchase agreements based on the signed letters of intent.

Also in 2006/2007 a Technical Report, compliant with NI 43-101 was prepared for Anomaly A at Nama by Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant who is the “Independent Qualified Person” for Nama’s resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

In his report, which has been filed on SEDAR and which is available on the Company website, Mr. Grant estimates the Indicated Resources at Anomaly A as 43,656,000 tonnes grading 0.055% Co, 0.099% Cu and 0.011%Ni.

Mr. Grant recommends that the results at Anomaly C should be re-evaluated with the objective of declaring a resource.  He also states that Anomalies F through Q inclusive are worthy of further investigation.

With the recent substantial increase in the price of copper, Caledonia is in negotiation with potential joint venture partners for the further exploration of the established oxide resources and potential underlying sulphide zones.

Kadola – Zambia

Property:

This large exploration property lies in central Zambia to the west of Kapiri Mposhi and consists of three contiguous licence areas held by Caledonia Kadola Limited, a wholly owned subsidiary of Caledonia and are prospective for copper, cobalt and gold. All the licence areas (301,464 hectares) are in the process of renewal for a further two years and granting is expected shortly.

Work Completed:

After substantial initial work done by Caledonia including aeromagnetic survey, soil geochemical sampling, and drilling during the period 1995/6.  This work included outlining of the Kadola West Cu/Co deposit and the discovery of the Eureka Cu/Au prospect as well as a number of other soil geochemical targets. The licences were previously joint ventured with Cyprus Amax (2000/02) but terminated prematurely by them as result of take over by Phelps Dodge and corporate prioritization.

With the recent substantial increase in the price of copper and gold, Caledonia is negotiating an agreement with a potential joint venture partner for the further exploration of the copper, cobalt and gold potential of the Kadola Licences.

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

Exploration is a high-risk, high-cost but potentially high-reward business. Caledonia’s strategy in this area is to position itself to participate in a significant part of the “reward” through joint venture interests in order to minimize early exploration costs.  Details of the present and previous strategic alliances with joint venture partners have been discussed above.

Caledonia currently has two joint venture interests in place in Zambia and Canada.  Caledonia intends to continue to focus its exploration activities of prospective properties by developing the properties through strategic alliances with senior producers.

In terms of the South Africa Minerals and Petroleum Resources Development Act (No 28 of 2002) (“MPRDA”) and implemented May 1, 2004, all “old order” mineral rights in South Africa are required to be converted to “new order” rights, by a process of re-applying for these rights. All inactive prospecting and mining rights (immediately preceding May 1, 2004) were required to apply for conversion by April 30, 2005. Active prospecting rights conversion applications closed on April 30, 2006 and active mining rights conversion close on April 30, 2009.

Apart from various technical requirements for conversion the new legislation requires that companies give attention to the requirements of the MPRDA as defined in Section 2(d) as well the Mining Charter as “substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources.  The Mining Charter was formulated in negotiations between government, the mining industry as largely represented by the Chamber of Mines of South Africa, and organized labour.

The Mining Charter seeks to address the implementation of section 2(d) in practical and measurable terms. Lack of clarity as to the status of prospecting under the Mining Charter has led to considerable debate and confusion in terms of the ability of companies involved in early stage prospecting work to meet or even indicate their commitment to meeting the terms of the Mining Charter, even before any sort of mineral resource has been established. This in part has been the cause of considerable delays in processing of the thousands of applications submitted as part of this process. However, there has recently been an apparent relaxing of the attitude of the South African authorities in respect of New Order Prospecting Rights and many companies, including Caledonia have received these new rights in recent months.

The Zimbabwe economy continues to be depressed and inflation is rampant. The survival of the mining industry is a high priority of the Government as its ability to generate foreign currency is of paramount importance. Managements focus is to complete the No 4 shaft expansion and to bring production up to the 1000 tpd level. Cash flow management is critical to ensure the mining operations are protected, as much as possible,  from the effects of local inflation by the utilization of foreign currency proceeds to fund operations. Management is also continuing with exploration around the Blanket mine to enable Blanket to expand its operation should economic improvements in Zimbabwe occur.

8.     ENVIRONMENTAL POLICY

Caledonia is committed to maintain the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment. Caledonia and its subsidiaries operate under Caledonia’s Environmental Policy that encompasses the following:

-

Caledonia directs its employees and its subsidiary companies to conduct their exploration and operations activities in a professional, environmentally responsible manner, in compliance with all applicable legislation and policies in the jurisdictions in which they undertake business.

-

Caledonia liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of Caledonia’s activities in relation to environmental protection.

 -

Caledonia is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

-

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

9.     SUMMARY OF QUARTERLY RESULTS - (in thousands of Canadian dollars - except per share amounts.)

The following information is provided for each of the 8 most recently completed quarters of the Company - ending on the dates specified - in thousands of Canadian dollars. The figures are extracted from underlying financial statements that have been prepared according to Canadian GAAP.

	Dec 31/06	Sept. 30/06	June 30/06	Mar. 30/06	Dec. 31/05	Sept. 30/05	June 30/05	Mar. 31/05
Sales before discontinued operations	$9,045	$4,539	$1	$1	$2	$0	$3	$1
Income/(loss) before discontinued operations -- per share undiluted - per share diluted	3,840 $0.008 $0.008	(455) ($0.001) ($0.001)	(683) ($0.002) ($0.002)	(388) ($0.001) ($0.001)	(318) ($0.001) ($0.001)	(1,177) ($0.003) ($0.003)	(1,756) ($0.006) ($0.006)	(497) ($0.002) ($0.002)
Discontinued operations (loss)	(1,282)	(2,619)	(2,210)	(1,878)	(1,736)	(1,387)	(1,520)	(1,289)

Net Income/ (loss) after discontinued operations - per share undiluted - per share diluted	2,558 $0.006 $0.006	(3,074) ($0.007) ($0.007)	(2,893) ($0.007) ($0.007)	(2,266) ($0.006) ($0.006)	(2,054) ($0.006) ($0.006)	(2,564) ($0.008) ($0.008)	(3,276) ($0.011) ($0.011)	(1,786) ($0.006) ($0.006)
No of shares basic ‘000	457,981	455,209	398,142	380,714	349,801	336,028	302,262	301,112
No of shares diluted ‘000	458,087	455,951	403,055	381,663	349,801	336,028	302,262	301,112

The discontinued operation relates to Barbrook and Eersteling Mines and fluctuations in the quarterly results are affected by the level of activity. Barbrook Mine was operational during all of the last eight quarters except for the last quarter in 2006. All foreign exchange gains or losses are reported in the results before discontinued operations. The increase in sales revenue and income before discontinued operations in the third and fourth quarters of 2006 are attributable to Blanket Mine. The gold sales at Blanket Mine were 6,474 ounces in the third quarter and 4,813 ounces in the fourth quarter. Included in the loss before discontinued operations in the third quarter is the unrealized foreign exchange loss of $1,662, and the foreign exchange gain of $1,576 in the fourth quarter. Amortization charges for Blanket Mine in the third quarter were $16 and $4 in the fourth quarter. Amortization charges will increase when the No 4 shaft expansion project is completed in the fourth quarter of 2007, the costs are currently not being amortized. The expected capital completion cost is approximately $4,000

Note:

 The effect of the dilution on the earnings per share has been calculated for each quarter of 2006 as a profit was earned before discontinued operations for the year. No calculation for 2005 was made as the result for the year was a loss and the diluted earning per share would be anti-dilutive.

10.

INVESTING - (in thousands of Canadian dollars)

During 2006 Caledonia invested $3,579 in capital assets and mineral properties as compared to $5,284 in 2005 and $3,813 in 2004.  Of the amount invested in 2006 Blanket Mine spent $1,998, Barbrook Mine $922, Nama $277 and Rooipoort $336

11.

FINANCING - (in thousands of Canadian dollars)

During the year $7,559 was raised from private placements, and the exercise of warrants and options, as compared to $6,588 in 2005 and $14,314 in 2004 (all net of issue costs). In all 87,265,885 common shares were issued, this includes the 20,000,000 shares issued as part of the acquisition price of Blanket Mine (2005- 52,738,888 common shares and 16,863,962 common share purchase warrants)   The funds were used to finance the expansion of the metallurgical plant at Barbrook, exploration activity on the Company’s most prospective projects and other working capital requirements. Barbrook continued to be cash negative during 2006. Working capital and capital expenditure at Blanket Mine was funded from internally generated funds.

12.

LIQUIDITY AND CAPITAL RESOURCES -(in thousands of Canadian dollars)

As of December 31, 2006, the Company had a working capital surplus of $2,874 as compared to a deficit of $325 at December 31, 2005 and a surplus of $6,419 at December 31, 2004. Current assets of $8,773 ($2,264 – 2005) increased mainly due to increased inventory levels at Blanket Mine and debtors for gold sales being the Reserve Bank of Zimbabwe. During the first quarter of 2007 all old and current gold debtors were collected in full. Details of financing activities are presented in note 5 (b) of the notes to the consolidated financial statements. During 2007, it is expected that the cash requirements of Caledonia will be met from the proceeds of the sale of Barbrook Mine and Eersteling Gold Mine and gold sales from Blanket Mine.

The following table summarizes cash flows and cash on hand :

	2006	2005	2004
Cash	$1,252	$1,076	$6,470
Working capital	2,874	(325)	6,419
For continuing operations
Cash provided (used) by operating activities	1,858	(2,831)	(2,530)
Cash provided (used) by investing activities	(3,516)	(2,040)	(406)
Cash provided (used) by financing activities	7,362	6,785	14,314
For discontinued operations
Cash provided (used) by operating activities	(4,560)	(4,064)	(5,680)
Cash provided (used) by investing activities	(922)	(3,244)	(3,407)

The funds raised in 2006 together with anticipated cash inflows in 2007 will be used mainly by Caledonia on its exploration, development and production activities such as:

-

at Blanket Mine for the completion of the No 4 shaft expansion  - at an estimated cost of $4,000

-

by further bulk sampling and concentration test work on Caledonia’s Nama Cobalt/Copper Project - at an estimated cost of $ 2,600

-

corporate working capital

The funds raised will be sufficient to move forward with the direct development of the above assets if the projects are proven to be economically and technically justified.  Notwithstanding the estimated expenditure amounts for each of the programs described above, the Company cannot predict the actual amounts that will be spent on those programs. It can be stated that the projects with top priority are the No. 4 shaft at Blanket Mine and the pilot plant project work at Nama.  Decisions will be made to go ahead on the programs from time to time by Management as they, at that time, determine appropriate based on results received in previous programs and funding available.

The Mulonga Plain joint venture with Motapa Diamonds Inc. is subject to joint venture agreements and is entirely funded by the joint venture partner through to commercial production. Similarly, the Kikerk Lake joint venture with Ashton Mining is fully funded by Ashton. Caledonia continues to actively review the benefits, to Caledonia and its shareholders, of seeking new joint venture partners for most, if not all of its exploration properties.

The Company does not have any significant long-term contractual obligations or commercial commitments other than the payment of its current liabilities.  It has two joint venture agreements with Ashton Mining of Canada Inc. and Motapa Diamonds Inc., in each case these partners are responsible for all property expenditures until a feasibility study has been completed.  The Company has minor obligations in respect of licence fees for its exploration and mining properties some of which are paid in full by Caledonia’s joint venture partners.   As of December 31, 2006 the Company had potential/contingent liabilities to do rehabilitation work on the Blanket, Barbrook and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,175.

13.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

14.      RELATED PARTY TRANSACTIONS

The related party transactions are fully disclosed in note 11 of the Notes to Consolidated Financial Statements.

15.      FOURTH QUARTER - (in thousands of Canadian dollars)

The operating results for the fourth quarter reflect the mining activity at Blanket Mine who sold 4,813 ounces  of gold. Approximately 76 ounces of gold was recovered from the metallurgical circuit of Barbrook Mine during a cleanup operation in the first quarter of 2007. All the Barbrook staff were laid off during the fourth quarter and holding costs at Barbrook are now made up of minimum charges for electricity, limited managerial employment costs and ongoing security costs to safeguard the property. As the mine was on care and maintenance no amortization charge for Barbrook assets was charged in the fourth quarter, $2,742 third quarter, $1,096 second quarter and $129 first quarter.

The Reserve Bank of Zimbabwe held the official exchange rate at Z$250:USD1 for the whole quarter and did not alter the exchange rate during the monetary policy announcement during the first quarter of 2007.

16.

CRITICAL ACCOUNTING POLICIES

There are two major areas where accounting estimates are made, asset impairment and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the company. Based on indicative purchase offers made for Barbrook and Eersteling Mines no further asset impairment has been made against these assets.  The asset retirement obligation is also considered to be estimated with a reasonable degree of certainty, although the original estimation was calculated some years ago. The estimation is accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the company or its operations.

In 2005 the Company adopted the accounting guideline issued by the Canadian Institute of Chartered Accountants in respect of consolidation of variable interest entities effective for years after November 1, 2004.  The Company has reviewed its interests and determined that the new guideline has not had a material effect on the results of operations or the financial condition of the Company.

17.          SECURITIES OUTSTANDING

As at March 29, 2007 the following securities were outstanding:

(1)

457,981,021 common shares;

(2)

Options and warrants as follows:

Number	Description	Exercise Price	Validity
17,238,000	Common share purchase options	Average $0.21	Various until May 11, 2016
17,850,000	Common share purchase warrants	$0.20	Until December 28, 2007
10,000,000	Common share purchase warrants	$0.20	Until January 31, 2008
2,715,476	Common share purchase warrants	$0.20	Until February 2, 2008
2,722,150	Common share purchase warrants	$0.20	Until February 3, 2008
22,890,000	Common share purchase warrants	$0.15	Until April 28, 2007
9,748,259	Common share purchase warrants	$0.15	Until May 12, 2007
2,190,000	Common share purchase warrants	$0.18	Until May 12, 2007
17,000,000	Common share purchase warrants	$0.16	Until July 27, 2007

18.         CONTROLS

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2006, pursuant to the certification requirements of Multilateral Instrument 52-109.

Management has concluded that, as of December 31, 2006, a weakness existed in the Company’s disclosure controls and procedures.  However, based on their evaluation, the CEO and CFO concluded that all required disclosures for the year ended December 31, 2006 were ultimately made in accordance with the regulations, despite the weakness in the disclosure controls and procedures.

The Company has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities.

As a result of the move of more of the Company’s administration and financial record-keeping to its Johannesburg office from its Ontario office, control over financial reporting is more in the hands of the Company’s Johannesburg-based Directors and Officers than was previously the case.

19.          FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

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

20.

QUALIFIED PERSON

James Johnstone, P.Eng., is a qualified person as defined by NI 43-101. Mr Johnstone is responsible for the technical information provided on this MD&A. He was assisted by employees of Caledonia who are qualified persons for the individual projects and, where appropriate, outside consultants and/or qualified persons for joint-ventured projects.

21.

BOARD AND SENIOR MANAGEMENT CHANGES

Mr. Steven Curtis was appointed VP Finance and Chief Financial Officer on April 3, 2006.Mr. Johnstone, the company’s Chief Operating Officer, retired in October 2006.

Efforts to replace the senior technical executives who retired in 2006 have continued, but without success. At the present time there is a worldwide shortage of senior mining industry professionals and Caledonia is one of many companies looking for suitable staff.  With the anticipated sale of the South African gold mines and the planned expansion of the Zambian exploration and metallurgical pilot plant programs the company is re-evaluating its requirements for replacement senior staff.

EXHIBIT #14c

CALEDONIA MINING CORPORATION

MINERAL PROPERTIES (Thousands of $Cdn)

The following is a summary of Caledonia’s mineral properties and the capitalized costs as at the 31st December 2006:

Canada:

Nunavut

 $     750

Africa:

South Africa

     4,210

Zambia

     1,668

Zimbabwe

     4,315

$ 10,193

TOTAL MINERAL PROPERTIES

$ 10,943

NOTE:  The cost of acquisition of mineral properties and all related exploration and development expenditures, less recoveries, are capitalized and carried as an asset to be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of.  The South African mineral properties exclude the mineral properties of the Barbrook Gold Mines Ltd. And the Eersteling Gold Mines Limited as these assets are listed for sale.  The values listed for South Africa relate to the Rooipoort Project and the Goedgevonden Diamond property.

EXHIBIT #14d

SUMMARY OF REPORT

ON THE NAMA PROPERTY IN ZAMBIA

Prepared by Applied Geology Services cc

on behalf of

Caledonia Mining Corporation

March 8, 2007

Qualified Persons who prepared the Report

-

Michael J. Haslett

-

David E.C.S. Grant

3.

Summary

Caledonia Nama Limited (Caledonia), a subsidiary of Caledonia Mining Corporation holds a Retention Licence over 80650ha of ground in the Solwezi District of the Northwestern Province of Zambia in sub-Saharan Africa. It lies on the northwestern flank of the Zambian Copperbelt and has potential for high tonnage, low-grade cobalt-copper-nickel mineralisation. The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group.

Caledonia started operations in the area in 1994 and in the ensuing years acquired five Prospecting Licences and undertook an exploration programme commencing with soil sampling supported by airborne geophysical surveys and concluded with a drilling campaign. The drilling amounted to 323 reverse circulation holes totalling 38,119 metres followed by five diamond drill holes totalling 1445m. This drilling is in addition to 25 diamond drill holes drilled by Roan Selection Trust, Zamanglo and JCI in the Nama area and on the flank of the Konkola dome and 23 auger holes drilled by Roan Selection Trust.

Exploration by Caledonia and its predecessors has identified 18 targets of which seven have been drilled to a greater or lesser extent. Most of the drilling activity has focussed on the A or Discovery Anomaly in the central-eastern parts of the Retention Licence area. This work has enabled declaration of an Indicated Resource of 43.6Mt of oxide mineralisation with a grade of 0.055%Co and 0.099%Cu to a depth of more than 210m below surface. The oxide mineralisation potentially extends below this depth. Other anomalies did not receive as much exploration attention but the data from one target should be re-examined for a resource declaration. Three anomalies require further investigation and the remaining 11 untested targets should be explored.

Initial bench and small bulk sample metallurgical testing has indicated that the oxide material can be upgraded into a concentrate by dense medium and magnetic separation and flotation techniques but this work should be repeated on material representative of the in situ grade of the resources. Further work is also required on the mineralogy of the material both in the near surface and deeper mineralisation to determine the mineral phases in which the cobalt, copper and nickel oxides reside. It is important to establish that the mineralogical and hence processing characteristics of the material are maintained into the deeper parts of the mineralisation.

The complete Report may be viewed on the Company’s website.

EXHIBIT #14e

SUMMARY OF REPORT

ON THE BLANKET MINE PROPERTY IN

Prepared by Applied Geology Services cc

on behalf of

Caledonia Mining Corporation

July, 2006

Qualified Persons who prepared the Report

-

 David E.C.S. Grant

3

SUMMARY

Applied Geology Services cc (AG) has been commissioned by Caledonia Mining Corporation (Caledonia) to prepare an Independent Qualified Persons Report on the Blanket Mine, Zimbabwe. On the 20th June 2006 Caledonia Mining Corporation (Caledonia) announced that it had acquired the Blanket Gold Mine, near Gwanda in Zimbabwe, from Kinross Gold Corporation of Canada. This transaction, because it represents a significant addition to the assets of Caledonia, requires the preparation and posting of an Independent Technical Report.

The Blanket Mine, which was discovered at the turn of the century, consists of underground mining and processing of several closely-spaced deposits defining a mineralised trend. Major infrastructure consists of underground workings, a process plant and a tailings dam. To date the mine has a recorded production of 1,004,000 oz of Au at an average grade of 4.79 g/t Au. Current reserves and resources are summarised in the table below:

Summary of Mineral Resources and Mineral Reserves, Blanket Mine,

30th June 2006

MINERAL RESERVES (@Au price US$500/oz)

Classification	Tonnes	Grade Au g/t	Content (kg)	Content (oz)
PROVEN ORE
Operating Areas	917,200	3.96	3,628	116,640
Pillars (discounted by 50%)	247,600	4.59	1,137	36,560

Blanket Tailings	145,600	1.63	237	7,620
Total Proven Ore including Pillars	1,310,400	3.82	5,002	160,820
PROBABLE ORE
Operating and Development Areas	2,326,000	4.10	9,540	306,700
Total Proven +Probable Ore	3,636,400	4.00	14,542	467,500

Note: For Proven ore, tonnages are rounded to nearest 100 and ounces to nearest 10; for Probable ore,

tonnages are rounded to the nearest 1000, ounces to the nearest 100 and kilograms to the nearest 10.

MINERAL RESOURCES (@Au price US$500/oz)

Classification	Tonnes	Grade Au g/t	Content (kg)	Content (oz
Indicated	380,000	4.12	1,600	51,000
Inferred	2,400,000	5.91	**	**

Notes: Indicated Resource tonnages have been rounded to the nearest 10 000, ounces to the nearest

1000 and kilograms to the nearest 100; Inferred resource tonnages have been rounded to the nearest 100

000:

** - In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

Cautionary note to U.S. Investors concerning estimates of Inferred Resources.

The above table uses the term “inferred resources”.  We advise U.S. investors that, while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

The Blanket Mine exploits a fairly typical Archaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt. Active mining at Blanket covers a 3 km span and includes the Jethro deposits in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima deposits in the north.

Two main types of mineralisation are recognised:

- a disseminated sulphide replacement type, which comprises the bulk of the ore shoots

- quartz veins that tend to have long strikes but are not uniformly mineralised.

Three types of mining methods are used at the Blanket Mine:

• Underhand stoping in the narrow ore bodies

• Shrinkage stoping where blocky sidewalls are evident

• Longhole stoping in the wider ore bodies, using 15 m sub-levels.

The different rock types at the Blanket Mine are generally very competent and support such as rock bolts are only installed on rare occasions where weak rock conditions are encountered.

The ROM process consists of three-stage crushing, a rod mill, Knelson Concentrators, and a CIL (carbon-in-leach) circuit. Loaded carbon is eluted and electro-won in a compact PG Elution cell. Cathodes from the cell are acid digested and calcined before smelting on site. Tailings from the CIL stream is pumped to a tailings dam, with the effluent recycled to the plant.

The Zimbabwean Government recently enacted new regulations covering water and effluent disposal. Under these regulations the mine is required to obtain permits for all effluent disposal and two permits have been issued to the Blanket Mine covering the sewage effluent and mill tailings disposals. The Mine has also implemented a pollution monitoring system around the current tailings dam with the installation of a number of piezometers, which are routinely monitored on an independent basis by SRK personnel from the Harare office.

In terms of the Mining General Regulations, certain closure obligations are to be fulfilled and these are currently covered in a Closure Plan prepared by Knight Piesold.

The Blanket Mine smelt their gold twice a month and deliver it to the Refinery, which is operated by the Reserve Bank of Zimbabwe. Imported spares and consumables are purchased with the approval of the Chamber of Mines and Reserve Bank.  Production scheduling from the Blanket Mine LoM Plan was used as the basis for input to the financial model prepared by AG and presented in Table II. The following assumptions were used for the financial model:

• All prices are as at 30th June 2006;

• A gold price of US$500/oz has been used for all gold revenue;

• Unit costs are based on the June 2006 Income Statement that includes the revenue and operating costs for June and for the year-to-date from January 2006;

• The financial model was calculated in US$;

• Capital expenditure of US$1.9 million is included as per the LoM plan. After that the capital expenditure allows for ongoing capital at 10% of the operating cost per year. The capital expenditure was considered as a deduction for tax purposes

• A closure cost of US$1.2 million is provided for by the salvage value of the mine once it closes

• The rate used for income tax is 30% based on the corporate rate of 15% plus import duties

• The financial model has not taken any extra income, depreciation, levies or interest payable into account.

Blanket Mine Financial Model Generated By AG

Total Production 2006 to 2011
Total Underground Production	3,776,000 t @ 4.05 g/t Au
ROM tonnes per day	920
Mill Recovery	90.0%
Total Recovered - kg Au	13,756
Total Recovered - oz Au	442,300
Revenue at US$500/oz	221,135,000
Working Costs US$	124,115,000
Working Costs US$/tonne (June,2006)	32.61
Services and Admin US$	16,300,000
Total Operating Costs US$	140,415,000
Operating Profit/Loss US$	80,720,000
Capital Expenditures US$	12,904,000
Earnings Subject to Tax US$	67,816,000
Taxes @ 30% US$	17,849,000
Earnings After Tax US$	49,987,000
NPV @ 15% US$	21,711,000

Based on the Mineral Reserves and Indicated Resources as at 30th June 2006, Blanket Mine has a life of 11 years. Given the fact that Blanket’s declared Inferred Mineral

Resources have the potential to add significantly to the current mine life, it is essential that the LoM Plan be re-evaluated, and that priority areas be identified for infill drilling and mine planning in an effort to upgrade the classification of the resources and hence the mine life. It is also important to note that the above estimates of inferred resources are conservative and that there are numerous opportunities to define additions to the existing ore shoots.

The complete Report may be viewed on the Company’s website.