Form 20-F
period 2007-12-31
CALEDONIA MINING CORP
filed 2008-05-09
CIK 766011

CALEDONIA MINING CORPORATION

FORM 2OF ANNUAL REPORT

U.S. SECURITIES & EXCHANGE

COMMISSION

2008

April 30, 2008

OMB Number: 3235-028 Expires: January 31, 2008 Estimated average burden hours per response..2631.0

UNITED STATES

SECURITIES AND  EXCHANGE COMMISSION

 WASHINGTON, D.C.20549

(Mark One)

FORM 20-F

  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2007

OR

  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

487,869,280 Common Shares

As of December 31, 2007

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

However, the information required above can readily be determined from Caledonia’s 2007 Annual Information Circular.

2.

OFFER STATISTICS AND TIMETABLE

Not required as this is an “annual report under the Exchange Act”.

3.

KEY INFORMATION

Selected Financial Data

Table 3 A shows the applicable selected financial data for the 5-year period 2003 to 2007 in Canadian Generally Accepted Accounting Principles.

Table 3 A (i) shows the applicable selected financial data for the 5-year period 2003 to 2007 in United States Generally Accepted Accounting Principles.

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual last six months ending March 31, 2008.

Table 3A - Selected Financial Information - Canadian Generally Accepted Accounting Principles

	2007	2006(2)	2005(2)	2004(2)	2003(1)(2)
Financial - $ Thousands Cdn except per share amounts
Revenue from Operations	10,039	13,586	6	3	58
Gross Profit (Loss)	294	5,014	(751)	(466)	(94)
Expenses (General, Administration, Interest, Amortization)	4,195	2,047	2,997	2,304	14,476
Net Income (Loss) for continuing operations	(3,901)	2,967	(3,748)	(2,770)	(4,811)
Income(loss) from discontinued operations	(709)	(7,990)	(5,932)	(7,222)	(36)
Net Income (Loss) for the Year after discontinued operations	(4,615)	(5,675)	(9,680)	(9,979)	(14,496)
Cash	76	1,252	1,076	6,470	4,179
Current Assets	4,408	8,773	2,264	7,481	4,573
Total Assets	29,492	31,456	22,338	23,666	19,530
Current Liabilities	4,343	5,899	2,589	1,062	790
Long Term Liabilities	1,054	1,221	377	423	1,089
Working Capital (Deficiency)	65	2,874	(325)	6,419	3,783
Shareholders’ Equity	24,095	24,336	19,372	22,181	17,651
Total Capital Expenditures (including Mineral Properties)	3,250	3,579	5,284	3,813	2,279
Expenditures on Mineral Properties	2,633	659	2,583	2,298	2,042
Financing Raised	4,380	7,559	6,785	14,314	9,511
Dividends Declared	-	-	-	-	-

Share Information

Market Capitalization ($ Thousands)	53,666	45,798	42,632	39,145	105,955
Shares Outstanding (Thousands)	487,869	457,981	370,715	301,112	252,274
Warrants & Options (Thousands)	35,148	102,354	34,748	52,342	27,348
Earnings (Loss) per Share	(0.009)	(0.013)	(0.031)	(0.034)	(0.062)

(1)

Restated for the adoption of the Asset Retirement Obligations change in accounting policy.

(2)

Presented to show the results of continuing and discounted operations due to the decision to sell the Barbrook and Eersteling Mines.

Table 3A (i) - Selected Financial Information - United States Generally Accepted Accounting Principles

	2007	2006(1)	2005(1)	2004(1)	2003(1)
Revenue from Operations	10,039	13,586	6	3	58
Gross Profit (Loss)	(2,339)	4,355	(2,791)	(872)	(8,987)
Expenses (General and Administration, Interest and Amortization)	4,195	2,047	2,997	2,304	14,605
Net Income (Loss) from continuing operations	(6,539)	1,656	(5,788)	(3,163)	(4,949)
Net Income (Loss) from discontinued operations	(709)	(7,990)	(5,932)	(7,222)	(36)
Net Income (Loss)	(7,248)	(6,334)	(11,720	(10,385)	(4,985)
Total Comprehensive Loss	(7,336)	(6,249)	(11,738)	(10,421)	(4,985)
Cash	76	1,252	1,076	6,470	4,179

Current Assets	4,408	8,773	2,264	7,481	4,573
Total Assets	21,507	26,135	17,591	20,977	17,283
Current Liabilities	4,343	5,899	2,589	1,062	790
Long Term Liabilities	1,054	1,221	377	423	1,089
Working Capital (Deficiency)	65	2,874	(325)	6,419	3,783
Shareholders’ Equity (Deficiency)	16,110	19,015	14,625	19,492	15,404
Total Capital Expenditures (including Mineral Properties)	617	2,920	3,244	3,407	1,601
Expenditures on Mineral Properties	-	-	543	830	1,365
Financing Raised	4,380	7,559	6,785	14,314	9,442
Deemed Dividends	134	-	171	-	-
Share Information
Market Capitalization ($ Thousands)	53,666	45,798	42,632	39,145	105,955
Shares Outstanding (Thousands)	487,869	457,981	370,715	301,112	252,274
Warrants & Options (Thousands)	35,148	102,354	34,748	52,342	27,348
Basic and Diluted Net Income (Loss) per Share	(0.01)	(0.02)	(0.038)	(0.036)	(0.022)

(1)

Presented to show the results of continuing and discontinued operations due to the decision to sell the Barbrook and Eersteling Mines.

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2003 to 2007

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2007	2006	2005	2004	2003
Rate at the End of the Period (1)	0.982	1.1654	1.1630	1.2020	1.2965
Average Rate (2)	1.0744	1.342	1.2114	1.3000	1.4015
High Rate (1)	1.185	1.1794	1.2585	1.3957	1.5777
Low Rate (1)	0.9145	1.0948	1.1630	1.1759	1.2839

Notes:

(1)

The rate of exchange is the Bank of Canada closing rate for the period.

(2)

The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 6 months from October 2007 to March 2008 are as follows:

	Oct. 2007	Nov. 2007	Dec. 2007	Jan. 2008	Feb. 2008	March 2008
Closing	0.9547	0.99	0.982	0.997	0.9788	1.0232
Average	0.97673	0.9625	1.00151	1.01099	1.00203	1.00077
Hi	0.9988	0.99	1.0193	1.0323	1.0161	1.0241
Low	0.9547	0.9145	0.9807	0.982	0.9788	0.9785

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

The President of the Republic of Zimbabwe brought the Indigenisation and Economic Empowerment Act into law through decree in March 2008. The law seeks to ensure that a majority stake (at least 51%) in all companies is held by Indigenous Zimbabweans. Additionally the Mines and Minerals Amendment Bill was presented before the closure of the last session of Parliament but not passed into law, and has thus lapsed. The Mines and Minerals Amendment Bill if enacted into law also seeks to ensure among other things that a majority stake is held in all mining companies by either indigenous Zimbabweans or the Government of Zimbabwe. Whilst neither the two pieces of legislation allow for compulsory acquisition, the Mines and Minerals Amendment Bill did provide for severe penalties in the form of extremely prohibitive taxes and potential withdrawal of mineral rights in the event of non voluntary compliance within certain time frames.

The Zambian government has announced the following proposed changes to their tax laws that will have a bearing on the Nama cobalt project if passed into law. The key changes are:

•

Increase in mineral royalty from 0.6% to 3%

•

Increase in profit tax rate from 25% to 30%

•

Introduction of variable profits tax of 15% for net profits above 8%

•

Introduction of a windfall profit tax for copper mines

•

Capital allowances reduced from 100% to 25%

These measures have been highly controversial with mining companies, many of which invested in the country under specific tax incentives and formalised their business models accordingly. Some mining companies are threatening legal recourse as they argue their businesses will become unviable. Proposed capital expenditure projects are being reconsidered. Various representations have been made by the mining companies through the Chamber of Mines to the government since the budget announcement at the end of January, however the government has taken a firm position, and we understand that the changes have been approved by parliament.

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

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since inception from February 1992, Caledonia has recorded a loss in every year except 1994 and 2000.  As at December 31, 2007, the consolidated accumulated deficit was $171.89 million.

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

The primary method by which the Company is seeking to finance the construction of, initially, a bulk sample pilot test plant - and ultimately production facilities - on its Zambian cobalt properties is to seek long-term agreements for future sales of cobalt concentrate to be produced from the property. These agreements have been secured during February and March 2008 whereby 51,560 tonnes of cobalt metal equivalent will be sold to four  large Chinese refiners over the 5 year period ending in 2013.

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

Steven Curtis was appointed Vice President Finance and Chief Financial Officer in April 2006.  In order to split the roles of the Chairman and the CEO Mr. Rupert Pardoe of Johannesburg, South Africa was appointed as Chairman of the Board of Directors of the Corporation in February 2005. Mr. Hayden stepped down as the Chairman at that time but continues as the Corporation’s President and CEO.  Robert Liverant was appointed a Director and a member of the Audit Committee in January 2007, and Mr. Leigh Wilson was appointed a Director and a member of the Audit Committee in March 2008.

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

A.

History and Development of Caledonia

Caledonia was incorporated, effective February 05, 1992, by the amalgamation pursuant to the laws of the Province of British Columbia, Canada of two "public" companies and one "private" company.  It subsequently “Continued” under – and now exists pursuant to – the Canada Business Corporations Act.

Following its formation, the shares of Caledonia were listed for trading on the Toronto Stock Exchange and quoted on the NASDAQ small caps market.   In 1997, NASDAQ put Caledonia on notice that new listing requirements were in the process of being implemented. A minimum bid price of US$1.00 per share for a period of ten consecutive trade days is required for Caledonia to regain compliance with the new listing requirements.  Caledonia was unable to regain compliance and on October 16th 1998, Caledonia announced that NASDAQ would no longer quote Caledonia’s securities for trading.  Caledonia’s common stock commenced trading on NASDAQ’s OTC Bulletin Board system under the same symbol, CALVF, immediately after removal from the NASDAQ National Market.  In June 2005 Caledonia was admitted to the London Stock Exchange’s AIM market under the ticker symbol “CMCL”.

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

In August 2005 the joint venture partners, Motapa Exploration Limited and Caledonia Western Limited, a fully owned subsidiary of Caledonia, formed Motapa Mining Limited, a Zambian company, to hold and maintain the licences of the Mulonga Plain JV on behalf of the JV partners.  At present Caledonia holds 40% of Mulonga Mining Limited, Motapa Exploration Limited holds the other 60%.  Motapa Exploration Limited has given the Corporation notice that it intends withdrawing from the joint venture and intends to transfer all rights in and title to the properties to the Corporation for a nominal amount.

The Corporation has applied for a retention license over the properties managed under the joint venture.

In August 2000, Caledonia concluded a deal with a major mining company whereby the company would   spend a total of $750,000 over a 3-year period on Caledonia’s Kikerk Lake diamond property in northern Canada to earn a 52.5% interest in the property from Caledonia who at that time held a 70% interest.  By the end of 2002 the mining group had spent in excess of $750,000 on the Kikerk property and had earned a 52.5% interest.  The joint venture parties signed a 3-way joint venture exploration agreement in early 2002. The operator of the joint venture did approximately $2,440,000 of work on the property in the 2002 – 2004 period.  Cost of exploration at Kikerk Lake in 2005 totalled $530,000. At the date of this report, the operator has not reported the cost of its 2006 work. During 2007 Caledonia has written down its investment in Kikerk Lake by $750,000 to a nil balance.

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

B.

Business Overview

Mining and Exploration Activities:

Gold Production

Blanket Mine – Zimbabwe

Safety, Health and Environment

•

The mine recorded four lost time injuries, including one fatality, and four restricted work activity cases during the period.  This is compared to the same period in 2006 which recorded three lost time and 7 restricted work activity cases.  With the exception of the single fatality, the reduction in incidents in restricted work activity cases was attributable to the intensive safety training undertaken under the National Occupational Safety Association (“NOSA”).

•

An occupational health centre has been established and all employees were screened for occupational ailments.  There were no occupational health illnesses detected during the year.  HIV/AIDS continues to be an area of concern and management has put in place awareness programs to educate workers. The prevalence of medical retirees is increasing due to the HIV/AIDS pandemic.

The Mine continues to monitor the ground water in the ground-water pumping wells downstream of the tailings impoundment.  Results continue to be well within the Governmental Environmental Management Agent (“EMA”) minimum levels.  Re-grassing of the slopes on Dam B was undertaken and is ongoing.  As a result of management’s continuing efforts to improve pollution control measures at Blanket Mine, the EMA has now upgraded the slimes dam from the red to the yellow category and management intends to strive for achievement of the highest (“green”) safety category.

Capital Projects

Number 4 Shaft Expansion Project

Projects at Blanket focused mainly on the expansion program which involved the upgrading of the No. 4 shaft and the crushing/milling section of the plant.  Shaft equipping of the No. 4 shaft continued throughout the year and was completed at the end of October.  Work remaining to complete the shaft upgrade includes the equipping of loading and ore bin arrangements at the shaft bottom as well as the installation of a crusher and conveyor system to reduce the size of the ore prior to hoisting.

This expansion project is designed to facilitate the increase in underground production from the current 600 tonnes per day (“tpd”) to 1,000 tpd.  This should enable the total gold recovered to increase from 25,000 oz to 40,000 oz per annum.

Operations

Contrary to the project plan, Blanket suffered a prolonged unplanned No4 shaft closure from February to the end of July which was beyond Management’s control and was due mainly to a lack of power supply and severely restricted foreign currency receipts from the RBZ.  During July, production was halted and the mine put on care and maintenance to save costs as the high grade sands being processed during this period were depleted and the contractor cost of transporting the sands to the plant escalated to an uneconomic level.  In order to gain rapid access to the new mid-shaft loading bins underground, the decision was taken to speed up equipping of the No. 4 shaft by operating around the clock when power availability allowed.  This decision paid some dividends, as Blanket was able to partially commission the No. 4 shaft to haul from 14 level at the end of July, thereby allowing the resumption of some underground operations building up to the planned production level of up to 600 tonnes per day. However recurring power outages continued to cause major disruptions to the final quarter operations, but these were eventually resolved by the mine undertaking to pay the Zimbabwe Electricity Supply Authority (“ZESA”) in foreign currency for its power supply.  Absenteeism, power supply problems, and the consistent withholding of foreign currency by the RBZ so severely limited Blanket’s ability to restore production to the 600 tpd level that it was unachievable.  The RBZ controls all foreign currency needed by Blanket which includes US Dollars from gold sales proceeds and payments to ZESA and certain suppliers, and also South African Rand required for certain supplier payments.  Gold production has averaged 1,000 ounces per month since underground mining operations were resumed in July 2007 compared to the pre-shaft expansion target of 2,100 ounces per month.

Frequent power disruptions during the last two quarters of the year allowed the shafts and metallurgical plant to operate for only 86% of the available time, processing 100,082 tonnes instead of a forecast 178,000 tonnes.   Both the nearly completed No. 4 shaft expansion and the plant are currently running well although foreign currency shortages are beginning to affect the plant availability, in particular the crushing and screening plant and the carbon in leach (C.I.L) sections due to the inability to purchase critical wear parts due to the foreign currency delays.  Discussions are ongoing with RBZ to try to improve the receipt of US Dollars for gold delivered.

Production results for year to December 2007		2007	2008 Jan.- Feb.
Ore mined	tonnes	100,082	17,165
Development advance (ROM)	meters	669	85
Development advance (Capital)	meters	504	26
Ore milled	Tonnes	100,082	17,285
Ore Gold Grade milled	grams/tonne	3.58	3.51
Ore – Gold Recovered	ounces	9,885	1,719
Sands Processed	tonnes	125,137	-
Sands Grade	grams/tonne	1.29	-
Sands Gold Recovered	ounces	3,414	-
Gold produced	ounces	13,299	1,719
Gold Sold	ounces	13,985	1,876

Outlook

The aims and objectives of Blanket Mine for 2008, subject to the return of reliable payment procedures for gold sales proceeds by the RBZ, are:

•

To complete the No. 4 shaft project in order to realize the planned increase in ore production to 1,000 tonnes per day and gold production to 3,330 ounces of gold per month.

•

To intensify underground development initiatives in order to open up sufficient reserves to sustain the planned increase in ore production.

•

To explore ways of controlling input costs in a hyperinflationary environment (such as off-shore purchasing).

•

To explore ways of retaining key staff in a hyperinflationary economy.

•

To formulate a development strategy for the exploration properties in the Gwanda Greenstone Belt.

•

To focus employee and management attention and effort on issues of safety, health and environment.

•

To focus on off-mine exploration to supply additional ore to the plant

7.2     Exploration and Project Development

COBALT AND BASE METALS

Nama Cobalt Project – Zambia

Property

Caledonia Nama Limited (“Nama”), a wholly owned subsidiary of the Corporation, holds a Retention License in northern Zambia on which near-surface cobalt/copper mineralization has been discovered. This area lies immediately northwest of the operating Konkola Copper mine and adjoins the extensive land holdings of Teal Mining and Exploration Limited.  This Retention License covers an area of 80,625 hectares and is valid for two years.

Work Completed

The 2001/2002 soil sampling program carried out jointly by Nama and BHP Billiton was completed over the remainder of the original license areas not covered by Nama in its 1995 and 1996 soil sampling and drilling program. The 1995/1996 programs identified a number of high priority anomalous targets (anomalies A, B, C, D and E) within the required geological setting.   Reverse Circulation (“RC”) drilling was carried out on anomalies A, B, C, and D to a depth of at least 150 meters.  The 2001/2002 soil sampling program results identified an additional 11 anomalous areas for further investigation including anomalies F to P.  These targets have not yet been followed up in the search for copper/cobalt oxide and sulphide bodies.

In the second quarter of 2004, a mini bulk sample of 30 tonnes was excavated at Nama A (Discovery) site and underwent successful screening tests and heavy media/gravity separation tests in South Africa. Following encouraging results, a further one tonne sample were sent for additional test work to fine tune the extraction process for the cobalt oxide.

During 2006 metallurgical test work provided a metallurgical flow-sheet.  Two further bulk samples were taken from Anomaly A to enhance and refine the metallurgical processes and cost parameters for producing a marketable and economically viable cobalt product.

In 2006/2007 a Technical Report, compliant with NI 43-101 was prepared for Anomaly A at Nama by Mr. David Grant, C.Geol., FGS, Pr.Sci.Nat., an independent consultant who is the “Independent Qualified Person” for Nama’s resources as required by NI 43-101 of the Canadian Securities Administrators.

In his report, which has been filed on SEDAR and is available on the Corporation’s website, Mr. Grant estimates the Indicated Resources at Anomaly A as 43,656,000 tonnes grading 0.055% Co, 0.099% Cu and 0.011%Ni.  Mr. Grant subsequently re-evaluated the data for Anomaly C and prepared an update to the previous Technical Report which included the following additional Indicated Resources for Anomaly C; 78,218,000 tonnes grading 0.043% Co, 0.012% Cu and 0.019% Ni.  The combined resource is therefore 121,874,000 tonnes grading 0.047% Co, 0.043% Cu and 0.016% Ni.  This second NI 43-101 report has been filed on Sedar and is available on the Corporation website.

Mr. Grant also states that Anomalies F through Q inclusive are worthy of further investigation.

Nama continued exploration on the Nama Retention License area during the 2007 field season.  During the year $2,470 was spent on exploration consisting mainly of drilling diamond and reverse circulation holes.  The results of the exploration activities will be released as soon as available.

Diamond drill core holes were drilled for both geological and bulk density measurement purposes.  Bulk density measurements are required in order to determine ore volumes and tonnages for mining purposes with an acceptable level of accuracy.  The bulk density drill holes were sited so as to provide information of a geological nature in critical areas and thereby provide the added benefit of improving the definition and understanding of the ore bodies.

A total of 4,099 meters of Diamond drilling was completed during the 2007 exploration field season, and the breakdown per  anomaly area is as follows:

Anomaly	Diamond Drill Holes	Meters Drilled	Comment
A	7	1,769	Geological and assay data
A	4	320	Bulk Density & Geological data
C	3	770	Geological and assay data
C	8	640	Bulk Density & Geological data
D	6	600	Bulk Density & Geological data
Total	28	4,099

A total of 5,560 meters of Reverse Circulation drilling was completed during the 2007 exploration season and the breakdown per ore body area is as follows:

Anomaly	RC Drill Holes	Meters Drilled
A	2	160
C	23	1,309
D	51	4,091
Total	76	5,560

The earlier than usual onset of the rains in early November made it impossible to drill some outstanding areas of Anomaly D and Anomaly Q which is a prominent but untested geochemical target.  In order to obtain at least some geological information on Anomaly Q in early 2008, a shallow pit and trench sampling program has been implemented.

The diamond drill core was logged and split on site prior to dispatch to an accredited analytical laboratory in Kalulushi, Zambia for analysis of cobalt, copper, nickel and zinc, amongst others.  Quality Control and Quality Assurance control procedures were put in place to verify the accuracy of the drill core splitting and handling and the laboratory results.

All assay data has been received and is currently being verified and consolidated into the project database.  The resource modelling and re-evaluation of the various anomalies is in progress and a revised independent Technical Report compliant with NI 43-101 standards will be issued once this work is completed.

The metallurgical testing to establish the likely product specification of the cobalt hydroxide product has been completed.  Based on this metallurgical test work the cobalt hydroxide specification has been discussed with, and is acceptable, to the refiners who have signed purchase agreements for the cobalt hydroxide product.

Five year supply agreements have been finalized with four large Chinese refiners to supply a total of 51,560 tonnes of cobalt metal equivalent over a five year period commencing in 2009.  Nerin China (Nanchang Engineering and Research Institute of Nonferrous Metals) has been commissioned to produce a Feasibility Study in accordance with the Regulations and Preparation Basis of a Project Feasibility Study Report for the Nonferrous Metals Industry, and related Chinese specifications and standards.

During the year the Nama Environmental Impact Assessment (EIA) covering the new access road and power line routes to the proposed Nama Plant Site was completed, and has been submitted to the Environmental Council of Zambia for their final approval.  This EIA study is currently being expanded to cover the anticipated future mining operations at Nama.

Rooipoort PGE/Ni/Cu Project (including Grasvally) - South Africa

Property

In 2002, Eersteling Gold Mining Company Limited (“EGM”) acquired the Rooipoort property, containing platinum group elements (PGE), nickel (Ni) and copper (Cu), from Rustenburg Platinum, owned by Anglo Platinum Limited. The property is located approximately 30 km southwest of the Eersteling Gold Mine property in an area that is presently undergoing a surge in platinum group metal exploration along a well-mineralized feature known as the “Platreef”.  An additional 342 hectares on the farm Grasvally, immediately adjacent to, and south of, the Rooipoort property was optioned in 2004, and over which the Company was granted a New Order Prospecting Right in May 2005 (3 year period). A further 43 hectare portion was granted in April 2006 (5 year period).

Application for conversion of the Rooipoort property into a New Order Right in terms of the Mineral and Petroleum Development Act (“MPRDA”) was granted in November 2006.

In March 2006, the Company concluded an agreement, with Falconbridge Ventures of Africa (Pty) Ltd (“Falconbridge”) to acquire a 100% interest in Falconbridge’s prospecting rights covering a total area of 4,315.81 hectares contiguous with the Rooipoort property which effectively doubles the area of the Rooipoort Project property underlain by Bushveld Complex rocks with PGE potential.  The Falconbridge properties were granted New Order Prospecting Rights in April 2006 (3,099 hectares, for a period of 5 years) and September 2006 (1,217 hectares, for a period of 5 years). The total area of EGM’s New Order Prospecting Rights in the Rooipoort PGE/Ni/Cu properties is now 8473.39 hectares.

EGM’s rights to the Rooipoort Project, together with the Falconbridge agreement are in the process of being transferred to Maid O’ The Mist (Pty) Ltd, a 100% South African registered subsidiary of the Corporation.

Exploration

To date, the Company has diamond-drilled a total of 18,450 meters in 54 holes on the Rooipoort PGE/Ni/Cu Exploration Project. This drilling covers the full 6 km strike length that makes up the project area.

Falconbridge drilled a total of 7,393 meters in 22 holes on the portions of Grasvally and the farms Jaagbaan and Moorddrift that comprise most of the property purchased from Falconbridge.

At the end of 2004, very preliminary, flotation amenability test work was performed at the SGS Lakefield laboratories in Johannesburg, South Africa on mineralized composite samples from 5 lithological units prepared from the early diamond drill-hole cores to verify the flotation amenability of the ore. The tests included milling and basic flotation to produce a flotation concentrate. The tests indicated that from each of the five mineralized zones, a re-cleaner flotation concentrate of low mass recovery can be produced that contains medium to high recovery of platinum, palladium, gold, copper and nickel. This initial test work indicates that a relatively simple metallurgical process route could possibly produce a flotation concentrate from high-tonnage, low-grade feed material.

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

During 2007, field work consisting of geochemical sampling was conducted over the land acquired from

Falconbridge. A total of 37.37 line kilometers was sampled during this phase of the work and 1500 samples submitted for assay for Ni, Cu and PGMs.   Based on the results of this sampling, the drilling program for the coming 2008 drilling season will be laid out.

Maps and drill logs for the Rooipoort PGE/Ni/Cu Exploration Project shown on the Corporation’s website provide an overview of the exploration activity that has been carried out on the Rooipoort property. The Project Status Report and the full RSG NI 43-101 Technical Report are available on the Corporation’s website.   As a result of the work done to date, additional target areas have been identified on the west and north-west of the property, and these are identified in the Project Status Report on the website.

Discussions with a suitable Joint Venture partner regarding a “farming-in” arrangement are currently underway.

GOLD

Zimbabwe Exploration - Gold

The Corporation’s exploration activities in Zimbabwe are conducted by the Blanket Mine’s exploration department.  Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering a total area of 2,500 hectares.   47 claims of these claims are registered as precious metal (gold) blocks covering 415 hectares and  31 claims were pegged and are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085hectares

Blanket’s efforts were focused in certain key areas in the Gwanda Greenstone Belt (that are within trucking distance of the Blanket plant) such as GG and Mbudzane where it is believed there is the greatest chance of success. A drilling program initiated in late 2005 to probe for down-dip and strike extension mineralization associated with the GG prospect was continued into 2007 with 281 meters of drilling completed.  The assay results establish the presence of two zones of potentially economic gold mineralization. The main exploration activities involved diamond core drilling and the development of a prospect shaft down to the first level aimed at exposing the ore body and providing a bulk sample for metallurgical testing.

The Bubi Greenstone Belt ground holding portfolio comprises a total of 27 base metal claims covering a combined total area of 2,820 hectares.   Reconnaissance exploration work by soil, sampling and geological mapping has been completed in all the claims areas.  In 2008 the focus will mainly be directed to conduct additional follow-up work to define drill targets on potentially prospective metal-in-soil anomalies so far identified in the area.  The work in the Sandy Claims constitutes part of this detailed follow-up exploration work.

During the first quarter of 2008, and assuming the availability of funds, Blanket’s exploration focus is centered on the Gwanda area with the main emphasis being delineation of a potentially economic ore resource at the GG prospect and Mbudzane.  At GG, this will be achieved through continued core drilling from the surface to establish the strike extent of established economic mineralization as well as by deepening the prospect shaft and extending underground development. At Mbudzane, a second phase core-drilling program has been planned to follow up on several highly prospective deep seated IP-anomalies generated in 2006.

In addition, Blanket is conducting basic reconnaissance exploration work on the Bunny’s Luck claims, the target being to determine the potential strike length of a 1m  to 1.5m wide shear zone hosted quartz vein so far mapped over a strike length of 300m.  Blanket needs to formulate a development strategy for its outside properties in the Gwanda area, in particular, and elsewhere in general, in order to prevent forfeiture under the current indigenization proposals.

DIAMONDS

Kikerk Lake – Canada

The Kikerk Lake property consists of 5 mineral leases covering 12,912.5 acres (5,225.5 hectares). In 2001 and 2002, the Corporation announced the discovery of two diamondiferous kimberlites, “Potentilla” and “Stellaria”, on the Kikerk Lake property in Nunavut Canada, by its joint venture partner and operator of the property, Ashton Mining of Canada Inc. (“Ashton”), a wholly owned subsidiary of Stornoway Diamond Corporation (“Stornoway”).  The two kimberlite pipes are approximately 700 meters apart.  In 2005, Ashton collected 108 heavy mineral samples to follow up on previous anomalous results. These samples were sent to Ashton’s laboratory and results were received in the first quarter of 2007.

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

The Corporation’s 17.5% share of this program is funded by Ashton.  Ashton holds a 52.5% interest, having incurred in excess of $750,000 in exploration expenditures on the property.   This interest can be increased to 59.5% if Ashton funds the Corporation’s share of the costs through to a completed feasibility study.  The remaining 30% interest is held by Stornoway.  Recently Stornoway has amalgamated with Ashton.

Due to a lack of recent activity on this joint venture the carrying value of $750,000 has been written off.

Mulonga Plain – Zambia

Work Completed

Motapa Diamonds has given the Corporation notice that it intends withdrawing from the joint venture and intends to transfer all rights in and title to the properties to the Corporation for a nominal amount.

The Corporation has applied for a retention license over the properties managed under the joint venture.

The Mulonga Plain License area is located in Western Zambia, between the Zambezi River and the Angolan border.  The Company has identified discrete areas within the license area. An airborne gravity survey was completed on the easternmost of these in late 2004.

Ten, out of an original eleven, airborne gravity and magnetic targets were drill tested during 2005 and one hole was abandoned due to poor drilling conditions.  Basalt basement was intersected in each of the holes at depths ranging from 87 meters to 173 meters with no kimberlite intercepts reported from any of the holes. Motapa has defined four prospective regions within the extensive Mulonga Plain anomaly through prior heavy mineral sampling, airborne magnetics and reconnaissance drilling.  The 2005 drill program was designed to test the easternmost of these prospective regions and followed on from completion and interpretation of an airborne gravity survey in late 2004.  A Falcon airborne survey was flown and the results interpreted in 2006.

Commenting on the 2005 results, Motapa’s CEO noted: “The extensive Mulonga Plain diamond and kimberlite indicator mineral anomaly remains highly prospective for discovery.  This program has provided an initial drill test of one of four well defined indicator mineral dispersions.  The remaining three areas, in the central and western portions of the Mulonga Plain remain essentially untested and results of this program should add considerably to our understanding of kimberlite indicator mineral dispersion within the Mulonga Plain and better constrain likely source kimberlite areas.” No further work was carried out in 2006 and 2007 as Motapa prioritized other areas of their property portfolio over Mulonga.

Kashiji Plain - Zambia

This license area is located in northwest Zambia, adjacent to the Angolan border.  Prior work by Motapa has recovered 22 micro diamonds in association with numerous kimberlitic ilmenites.  Work in 2005 focused on interpretation of results from the field work of 2004 in two discrete areas of anomalous kimberlite indicator mineral and diamond recoveries. No further field work was carried out on the Kashiji or Lukulu licenses in 2006 and 2007. This license is due to expire in June 2008, however as stated above the Corporation has also applied for retention licenses covering the Kashiji and Lukulu areas.

Goedgevonden  - South Africa

The Corporation holds prospecting rights over the Goedgevonden diamond bearing kimberlite pipe and surrounding area. This property is located approximately 20km north of the Stilfontein gold mine in the Klerksdorp district of the North West Province in South Africa and 200km south west of Johannesburg.

In April 2005 an application for conversion of these rights was submitted in terms of the Mineral and Petroleum Resources Development Act (“MPRDA”) and the rights were granted in December 2006.  An additional application for New Order Prospecting rights was submitted over an adjoining farm, Eleazar in June 2005.  It is expected that this application will be granted shortly as soon as documentary proof of BEE participation has been presented.

Previous prospecting activities carried out in the mid 1970’s on Goedgevonden indicate that the pipe is oval in shape and covers a surface area of approximately 0.27 hectares.  This work also confirms that the pipe was drill intersected at a depth of 425 meters, and that further down-dip extensions remain undefined. Previous drilling reported an average diamond content of 35 to 45 carats per hundred tonnes of material (“cpht”), with one hole yielding 65 cpht.  The Corporation has not completed the work necessary to estimate a resource in terms of NI 43-101 for the Goedgevonden property.

A preliminary drilling program conducted in 2002 consisted of 7”, 8” and 12” diameter reverse circulation drill holes, followed by the collection of the drill samples and diamond recovery.  Four holes were drilled in the centre of the pipe, three to a depth of 150 meters, and the other to 120 meters.  The three remaining holes were drilled to delineate the pipe in more detail.  All of the seven holes drilled entered the kimberlite at a depth of about 6 meters, and the four centrally-located holes were stopped whilst still in the kimberlite. A total of about 56 tonnes of drilling sample was collected and processed through a Van Eck and Lurie dense-media separation (“DMS”) plant and wet Sortex machine. From the diamond recoveries it was confirmed that the Goedgevonden pipe was diamondiferous, and sufficient gem-quality diamonds were recovered to warrant a larger bulk sample. Geological interpretive work as well as detailed ground gravity and magnetometer surveys were completed during 2003 but there was no further exploration activity on this property as corporate resources were concentrated on the Corporation’s other projects which were considered to be of higher priority in adding shareholder value.

Granting of the New Order Prospecting Rights (not yet signed) gives the Company security of tenure. Discussions are in progress with other parties with a view to realizing value by joint venture or disposal of the properties in the Goedgevonden Diamond Project.

Outlook

The outlook for the aforementioned exploration properties, except for Nama,is difficult to quantify.  Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  The Corporation manages this risk by using well-qualified exploration professionals, senior mining company joint venture partners and by exploring in areas which are considered as having a better than average potential for discovery.  The recent increases in the prices of precious and base metals should improve exploration expenditures of the major mining companies and could improve the likelihood of the Corporation negotiating joint venture agreements for its remaining wholly-owned exploration properties.

The Corporation intends to continue to focus its exploration activities of prospective properties by developing the properties through strategic alliances where possible with senior mining companies and metal producers.

In terms of the South Africa Minerals and Petroleum Resources Development Act (No 28 of 2002) (“MPRDA”) and implemented May 1, 2004, all “old order” mineral rights in South Africa are required to be converted to “new order” rights, by a process of re-applying for these rights. Holders of all inactive prospecting and mining rights (immediately preceding May 1, 2004) were required to apply for conversion by April 30, 2005. Active prospecting right conversion applications closed on April 30, 2006 and active mining right conversions close on April 30, 2009.

Apart from various technical requirements for conversion, the new legislation requires that companies give attention to the requirements of the MPRDA as defined in Section 2(d) as well the Mining Charter as “substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources.  The Mining Charter was formulated in negotiations between the government, the mining industry as largely represented by the Chamber of Mines of South Africa, and organized labour.

The Mining Charter seeks to address the implementation of section 2(d) in practical and measurable terms. Lack of clarity as to the status of prospecting under the Mining Charter has led to considerable debate and confusion in terms of the ability of companies involved in early stage prospecting work to meet or even indicate their commitment to meeting the terms of the Mining Charter, even before any sort of mineral resource has been established.  This in part has been the cause of considerable delays in processing of the thousands of applications submitted as part of this process.  However, there has recently been an apparent relaxing of the attitude of the South African authorities in respect of New Order Prospecting Rights and many companies, including the Corporation have received these new rights in recent months.

The Zimbabwe economy continues to be depressed and inflation is rampant.  The survival of the mining industry is a high priority of the Government as its ability to generate foreign currency is of paramount importance.  Management’s focus is to complete the No 4 shaft expansion and to bring production up to the 1000 tpd level. Cash flow management is critical to ensure the mining operations are protected, as much as possible,  from the effects of local inflation by the utilization of foreign currency proceeds to fund operations.  Management is also continuing with exploration in the areas near the Blanket mine to enable Blanket to expand its operation should economic improvements in Zimbabwe occur.

The President of the Republic of Zimbabwe brought the Indigenisation and Economic Empowerment Act into law through decree in March 2008. The law seeks to ensure that a majority stake (at least 51%) in all companies is held by Indigenous Zimbabweans. Additionally the Mines and Minerals Amendment Bill was presented before the closure of the last session of Parliament but not passed into law, and has thus lapsed. The Mines and Minerals Amendment Bill if enacted into law also seeks to ensure among other things that a majority stake is held in all mining companies by either indigenous Zimbabweans or the Government of Zimbabwe. Whilst neither the two pieces of legislation allow for compulsory acquisition, the Mines and Minerals Amendment Bill did provide for severe penalties in the form of extremely prohibitive taxes and potential withdrawal of mineral rights in the event of non voluntary compliance within certain time frames.

The Zambian government has announced the following proposed changes to their tax laws that will have a bearing on the Nama cobalt project if passed into law. The key changes are:

•

Increase in mineral royalty from 0.6% to 3%

•

Increase in profit tax rate from 25% to 30%

•

Introduction of variable profits tax of 15% for net profits above 8%

•

Introduction of a windfall profit tax for copper mines

•

Capital allowances reduced from 100% to 25%

These measures have been highly controversial with mining companies, many of which invested in the country under specific tax incentives and formalised their business models accordingly. Some mining companies are threatening legal recourse as they argue their businesses will become unviable. Proposed capital expenditure projects are being reconsidered. Various representations have been made by the mining companies through the Chamber of Mines to the government since the budget announcement at the end of January, however the government has taken a firm position, and we understand that the changes have been approved by parliament.

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

On February 21, 2008 the Corporation accepted an offer from Eastern Goldfields to purchase the entire issued share capital in Barbrook Mines Limited, its debts to the Corporation, and its payables of approximately $1,440,000 for approximately $9,100,000.

On March 3, 2008 the Corporation signed an Interim Agreement with a private Canadian company to purchase the entire issued share capital in Eersteling Gold Mining Company Limited (“EGM”) for $3,810,000 excluding the Rooipoort platinum exploration assets currently held by EGM which are in the process of being transferred to Maid O’ The Mist, a 100% held South African subsidiary of the Corporation.

(b)

Zimbabwe:

The Blanket Mine, in Zimbabwe, which the Company indirectly owns through its ownership of 100% of the shares of Blanket Mine (1983) (Private) Limited, the owner and operator of the Mine, is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the concentration of ore mined from the Mine.  As is noted above the Company is currently involved in expanding production from the Mine and expanding the capacity of the ore concentrator plant.  To February 28, 2008 the Company had expended approximately the equivalent of $4,500,000 (Cdn.) on the Mine and plant expansion.  It is estimated that, to complete the Mine plant expansion according to the present plans, will require the expenditure of approximately the equivalent of an additional $2,200,000 (Cdn.).  Because of the political instability of Zimbabwe the Company is not attempting to seek either equity or debt financing for the expansion work and is, instead, funding it from the cashflow from the Blanket Mine.  It is presently anticipated that the expanded production from the No. 4 shaft, and the treatment of that expanded production in the expanded concentrator plant facilities, will only be achieved when foreign currency owed to Blanket Mine for gold sales is paid by the Reserve Bank of Zimbabwe.

5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 A

Operating Results

A discussion on the ‘Operations’ for 2007 is shown in Item 4.B above.  Discussions of the   “Financial Results and Liquidity” are in Caledonia’s 2007 “Management Discussion and Analysis”.

Reference is made to Note 17 to the December 31, 2007 audited financial statements for a description of the impact of the difference between Canadian and U.S. accounting principles on the operations of Caledonia.

The most critical accounting policies for Caledonia under Canadian and US GAAP are:

1.   Measurement Uncertainties

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

2.   Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook Mine and Eersteling Gold Mine have been put up for sale and are thus presented as assets for sale in these consolidated financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded on plant and equipment but vehicles and computer equipment continue to be amortized.

Assets held for sale and discontinued operations

During 2006 Barbrook Mine was subjected to extended industrial action which resulted in damage to infrastructure. As a consequence of this Barbrook was placed on care and maintenance and subsequently the decision was taken to sell Barbrook Mine along with Eersteling Gold Mining Company that had been on care and maintenance since 1997.

The components held for sale are as follows:

	Barbrook Mine		Eersteling Gold Mine
	2007	2006	2007	2006
	$	$	$	$
Capital Assets and mineral properties	10,779	10,779	645	670
Current Assets	88	230	78	85
Current Liabilities	(1,549)	(1,581)	(38)	(70)
Asset Retirement obligation	(107)	(124)	(204)	(240)

As a consequence of this decision Barbrook and Eersteling Mine’s results for 2006 and preceding years have been disclosed under discontinued operations. Revenue from discontinued operations is $60 ($2,973 in 2006 and $2,636 in 2005). There is no tax applicable to discontinued operations.

3.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these consolidated financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices,

anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

B

Liquidity and Capital Resources

A discussion of Caledonia’s ‘Liquidity and Capital Resources’ for 2007 is contained in the 2007 "Management Discussion and Analysis in Section 12 “Liquidity and Capital Resources” – which can be viewed on  SEDAR at:  www.sedar.com or on the Company’s website at:  www.caledoniamining.com.

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

Mr. Liverant was appointed to the Caledonia Board of Directors - and to the Company’s Audit Committee - in January 2007.

Leigh Wilson - Non-executive Director

Mr. Wilson, 63 years old, is based in Westport, Connecticut, USA and is currently the Independent Chair of the Victory Funds, Old Mutual Advisor Funds II & the Old Mutual Insurance Series Funds. He serves as a business advisor to public and private companies in the United States and Europe and has held a number of senior positions in the United States and Europe in the financial services and banking sectors, including Chief Executive Officer (“CEO”) of Paribas North America.  He is a Director of the Mutual Fund Directors Forum, and founded New Century Living Inc. in 1992, of which he is CEO.

He has been a Director of the Victory Institutional Funds since 2003, the Victory Variable Insurance Funds (investment companies – 23 total portfolios) since 1998 and the Old Mutual Insurance Series Funds (investment companies – 8 portfolios) since 2005.  He was previously a director of Chimney Rock Winery LLC (2000–2004) and Chimney Rock Winery Corp. (1985-2004), and has been a Trustee of The Trustee’s Portfolios since 1992.

Mr. Wilson will further strengthen the Board’s financial experience and brings considerable negotiating expertise to Caledonia.

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

Mr. Curtis was appointed Vice-President Finance and Chief Financial Officer of the Company in April, 2006.

Dr. Trevor Pearton – Vice President Exploration

Dr. Pearton has worked for Caledonia since 2001.  During the time, he was responsible for the establishment and management of the resource bases at the Blanket Mine (operating) and the Barbrook and Eersteling Mines (now on care and maintenance) and the assessment of the Nama project, resulting in a reinterpretation of the ore body and an improved definition of the resources and mineralogical characteristics.  This work provided the basis for the 2007 (completed) and the 2008 exploration programs.  Prior to joining Caledonia, Dr. Pearton worked for a number of financial institutions in South Africa as a highly rated gold analyst, as well as consulting to a number of mining companies.  He graduated from the University of the Witwatersrand with a BSc Eng (Mining Geology) and was awarded a PhD in Geology for research into Archaean gold and antimony deposits (Witwatersrand University).  He is a member of the Geological Society of South Africa; elected a Fellow of the Society in 2004, a member of the South African Institute for Mining and Metallurgy and a member of the Witwatersrand University Mining Engineers Association

Family Relationships:

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

R. Pardoe

R. Pardoe

C. Jonsson

L. Wilson

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

D

Employees

The average, approximate number of employees, their categories and geographic location for each of the last 3 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location etc.	2004	2005	2006	2007
Total Employees
South Africa (Head Office)	9	9	7	7
Zimbabwe	-	-	770	700
South Africa (Mine Security and Operations and Exploration)	315	496	1	1
Zambia (Head Office and Security)	8	8	8	8
Total Employees at All Locations	335	516	786	715

Management and Administration:
Employee Locations:
Canada	3	3	-	-
Zimbabwe	-	-	4	4
South Africa (Head Office)	6	6	6	6
South Africa (Exploration and Operations)	7	9	1	1
Zambia (Head Office and Security)	2	2	2	4
Total Management and Administration	18	20	13	15

E

Share Ownership

(a)

The shareholdings of the Company’s Directors and Officers are as follows:

F. Christopher Harvey

-

  4,300

Carl R. Jonsson

-

59,469

TOTAL

-

63,769

All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company.  Their aggregate shareholdings amount to less than 1.0% of the Company’s issued shares.

B.

Share purchase options outstanding as of March 31, 2008

	Exercise Price	Option Expiry	Options
Name	Cdn. $	Date	O/S

Forrest, W.I.L.	0.235	Apr. 24, 2012	500,000
Forrest, TOTAL			500,000

Harvey, F.C.	0.235	Apr. 24, 2012	2,000,000
	0.155	Mar. 18, 2013	400,000
Harvey, TOTAL			2,400,000

Hayden, S.	0.235	Apr. 24, 2012	4,000,000
	0.155	Mar. 18, 2013	6,000,000
Hayden, TOTAL			10,000,000

Johnstone, J.	0.235	Apr. 24, 2012	2,000,000
	0.155	Mar. 18, 2013	400,000
Johnstone, TOTAL			2,400,000

Jonsson, C.R.	0.235	Apr. 24, 2012	1,450,000
	0.155	Mar. 18, 2013	1,000,000
Jonsson, TOTAL			2,450,000

Poad, S.W.	0.345	June 02, 2012	150,000
	0.260	Apr. 29, 2014	200,000
Poad, TOTAL			350,000

Fasel, R.	0.260	Aug. 15, 2014	200,000
Fasel, TOTAL			200,000

Curtis, S.	0.130	May 11, 2016	300,000
	0.1125	May 31, 2012	400,000
	0.155	Mar. 18, 2013	500,000
Curtis, TOTAL			1,200,000

Pardoe, R.	0.110	Feb. 15, 2015	4,000,000
	0.155	Mar. 18, 2013	2,500,000
Pardoe, TOTAL			6,500,000

Blaine, J.	0.260	Apr. 29, 2014	200,000
Blaine, TOTAL			200,000

Lawson, A.	0.260	Apr. 29, 2014	60,000
	0.155	Mar. 18, 2013	75,000
Lawson, TOTAL			135,000

Pearton, T.	0.260	Apr. 29, 2014	150,000
	0.155	Mar. 18, 2013	400,000
Pearton, TOTAL			550,000

Liverant, R.	0.110	Jan. 13, 2017	200,000
Liverant, TOTAL			200,000

Wilson, L.	0.155	Mar. 18, 2013	500,000
Wilson, TOTAL			500,000

Kater, M.	0.155	Mar. 18, 2013	75,000
Kater, TOTAL			75,000

Pearton, A.	0.155	Mar. 18, 2013	100,000
Pearton, TOTAL			100,000

Liswaniso, J.	0.155	Mar. 18, 2013	100,000
Liswaniso, TOTAL			100,000

Merringer, E.	0.155	Mar. 18, 2013	70,000
Merringer, TOTAL			70,000

Coronet Investments	0.140	July 11, 2010	1,000,000
Coronet, TOTAL			1,000,000

Maduna, P.	0.155	Mar. 18, 2013	300,000
Maduna, TOTAL			300,000

Caledonia Holdings Africa Ltd.	0.1125	May 31, 2012	900,000
(for assignment to employees	0.155	Mar. 18, 2013	600,000
or service providers)
CHA, TOTAL			1,500,000

Yao, E.	0.155	Mar. 18, 2013	750,000
Yu, J.	0.155	Mar. 18, 2013	500,000
Tang, A.	0.155	Mar. 18, 2013	250,000
Consultants, TOTAL			1,500,000

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Significant shareholders

To the best of Caledonia's knowledge, as of March 31, 2008 there is one known shareholder and two depository trusts that beneficially own, directly or indirectly, or exercise control or direction over more than 5% of the voting shares of Caledonia.  The shares registered in their names are as follows:

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

B

Related party transactions

During 2007 the Company made payments pursuant to what are designated as related party transactions.  Some details are provided in Note 10 to the 2007 Annual Financial Statements.

The fulltime services of the Company’s President and Chief Executive Officer, Stefan Hayden, are supplied by a company which is paid a fee.  The amount paid for 2007 was $560,000 -  which includes a travel and entertainment allowance and an adjustment for a previous year.

There were no loans outstanding as at December 31, 2007 to any Company directors, officers or employees.

FINANCIAL INFORMATION

A

Consolidated Statements and Other Financial Information

Attached as Exhibit 14a is the 2007 audited Annual Financial Statements of Caledonia, which reports include the audited financial statements of Caledonia and which are incorporated herein by reference. Note 17 of these financial statements titled "Generally Accepted Accounting Principles in Canada and the United States" compares the differences in GAAP between the two countries.

The 2007 consolidated financial statements have been audited by BDO Dunwoody LLP and comprise the following:

Auditor’s Report

Comments by Auditors for U.S. Readers

Balance sheet

Statement of Changes in Shareholders’ Equity

Statement of Operations and Comprehensive Income.Loss

Statement of cash flows

Summary of significant accounting policies

Notes to the financial statements

Caledonia has no significant ongoing legal or arbitration proceedings at the 31st December 2007 apart from a claim lodged by Barbrook Mine against Centinel Corporate Solutions for damages caused to the mine buildings during illegal industrial action at the mine. The claim is for approximately $1 million. .

To the best knowledge of Caledonia, neither any of its directors or senior management or its affiliates is a party adverse to Caledonia or its subsidiaries, or has a material interest adverse to Caledonia or its subsidiaries.

The Company has never paid  or declared any dividends.

LISTINGS

Caledonia’s stock trades on the Toronto Stock Exchange under the symbol "CAL"  on the NASDAQ Stock Exchange’s "Over-the-counter Bulletin Board" under the symbol "CALVF" and since June 2005 on the AIM market in London, England under the symbol “CMCL”

The trading history is as follows:

(a)

5 Year Market Trading Record - for the following calendar years:

Stock Exchange	2003	2004	2005	2006	2007
TORONTO
High	$0.61	$0.465	$0.18	$0.23	$0.23
Low	$0.22	$0.12	$0.10	$0.095	$0.09
Volume (1000s)	99,233	56,934	61,214	132,323	105,226
NASDAQ (US$)
High	$0.39	$0.37	$0.15	$0.204	$0.20
Low	$0.16	$0.10	$0.08	$0.082	$0.07
Volume (1000s)	440,811	210,251	105,151	212,028	187,988
LONDON (UK pence)
High	-	-	6.25p	11.0p	9.0p
Low	-	-	4.50p	4.9p	4.09p
Volume (1000s)	-	-	856,154	12,240	8,530

(b)

2 Year Market Trading Record by Quarter for the last 8 quarters

Stock Exchange	London AIM		TSE		NASDAQ
Share Price	High	Low	High	Low	High	Low
2006 - 2nd Qtr	11.0p	6.50p	$0.230	$0.125	$0.20	$0.108
2006 - 3rd Qtr	9.1p	6.50p	$0.180	$0.120	$0.16	$0.112
2006 - 4th Qtr	6.75p	5.0p	$0.150	$0.095	$0.14	$0.082
2007 - 1st Qtr	6.0p	4.09p	$0.15	$0.09	$0.13	$0.07
2007 - 2nd Qtr	9.0p	5.25p	$0.23	$0.13	$0.20	$0.11
2007 - 3rd Qtr	8.5p	5.75p	$0.15	$0.11	$0.15	$0.11
2007 - 4th Qtr	7.45p	5.09p	$0.15	$0.10	$0.15	$0.10
2008 - 1st Qtr	10.4p	5.55p	$0.20	$0.10	$0.21	$0.10

(c)

6 Month Market Trading Record by Month – October 2007 to March 2008

Stock Exchange	London AIM		TSE		NASDAQ
Share Price	High	Low	High	Low	High	Low
October 2007	7.45p	6.25p	$0.15	$0.13	$0.15	$0.12
November 2007	7.12p	5.09p	$0.14	$0.10	$0.14	$0.10
December 2007	6.15p	5.50p	$0.12	$0.10	$0.12	$0.10
January 2008	9.25p	5.55p	$0.17	$0.10	$0.17	$0.10
February 2008	9.75p	7.30p	$0.20	$0.15	$0.20	$0.16
March 2008	10.40p	9.0p	$0.20	$0.17	$0.21	$0.17

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

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2007, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.  The Company’s Auditors did not participate in the evaluation and have not done any assessment of the Company’s internal controls.

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

(b)

The audit committee financial experts serving on the audit committee are Mr. G.R. Pardoe,  Mr. R. Liverant and Mr. L. Wilson who are also all independent directors under the NASDAQ rules.

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

16C

Fees charged by principal accountant

(a)

The fees charged or estimated for the past two fiscal years for auditing and the other services designated below have been:

2006

2007(1)

  $

  $

-  Audit fees

             198,500

165,000

- Audit – related fees

         -

  23,000

- Tax fees

         -

           -

- All other fees

                       -

           -

             198,500

188,000

(1)      The figures shown for 2007 are estimates from Caledonia’s auditors as the final billings have not yet been completed.

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

PART 3

17.

FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of Caledonia at December 31, 2007, 2006 and 2005 are attached as Exhibit 14a by reference.

18.

FINANCIAL STATEMENTS

The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 17 the differences between Canadian and US GAAP's.

19.         EXHIBITS

The following Financial Statements and Exhibits are attached to and form part of this

Statement and are incorporated herein by reference:

12.   Certifications Pursuant to Rule 13a-14(a)(17CFR240.13a-14(a) or Rule 15d-14(a)(17CFR240.15d-14(a).

13.

A Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.a

Caledonia Mining Corporation, 2007 Annual Audited Financial Statements.

14.b

Caledonia Mining Corporation 2007 Management Discussion and Analysis.

14.c

Mineral Properties.

14.d

Summary of Report on Nama Property

14.e

Summary of Report on Blanket Mine Property

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Johannesburg, South Africa, on the 30th day of April, 2008.

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

Date:

April 30,  2008

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

Date:  April 30, 2008

(signed)  Steven Curtis

Vice- President Finance and Chief

Financial Officer

EXHIBIT #13

CALEDONIA MINING CORPORATION

Certifications Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Stefan E. Hayden, President and Chief Executive Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Steven Curtis, Vice President Finance and Chief Financial Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

EXHIBIT #14a

CALEDONIA MINING CORPORATION

2007 ANNUAL AUDITED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements of Caledonia Mining Corporation have been prepared in conformity with generally accepted accounting principles applied in Canada and, where appropriate, reflect management’s best estimates and judgement. The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three unrelated directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited on behalf of the shareholders by the Corporation’s independent auditors, BDO Dunwoody LLP, in accordance with generally accepted auditing standards in Canada and the standards of the Public Accounting Oversight Board (United States).  The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

S. E. Hayden

 S. R. Curtis

President and Chief Executive Officer

Vice-President, Finance and Chief Financial Officer

Auditors’ Report

To the Shareholders of

Caledonia Mining Corporation

We have audited the consolidated balance sheets of Caledonia Mining Corporation as at December 31, 2007 and 2006 and the consolidated statements of changes in shareholders’ equity, operations and comprehensive income/(loss) and cash flows for each of the years in the three year period ended December 31, 2007.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 28 2008

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the summary of significant accounting policies. The United States reporting standards also require the addition of an explanatory paragraph when changes in accounting policies, such as those described in the summary of significant accounting policies, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 28, 2008

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

December 31	2007	2006

Assets	$	$
Current
Cash and cash equivalents	76	1,252
Accounts receivable	2,064	1,407
Inventories	2,085	5,738
Prepaid expenses	17	61
Assets held for sale	166	315
	4,408	8,773

Capital Assets and Mineral properties held for sale	11,424	11,449

Investments (Note 1)	22	79
Capital assets (Note 2)	213	212
Mineral properties (Note 3)	13,425	10,943
	25,084	22,683
	29,492	31,456

Liabilities and Shareholders’ Equity
Current
Bank overdraft	13	-
Accounts payable (Note 10)	2,743	4,248
Liabilities held for sale	1,587	1,651
	4,343	5,899

Long term liability (Note 13)	11	46
Asset retirement obligation (Note 4)	732	811
Asset retirement obligation - held for sale (Note 4)	311	364
	5,397	7,120

Shareholders’ Equity
Share capital	195,006	190,626
Contributed surplus	1,040	989
Accumulated other comprehensive income/(loss)	(57)	-
Deficit	(171,894)	(167,279)
	24,095	24,336
	29,492	31,456

On behalf of the Board:

“ S E Hayden”

 Director

“G R Pardoe”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars )

For the years ended December 31, 2007 and 2006

					Accumulated
					other
		Share	Contributed	Broker	comprehensive
	Note	Capital	Surplus	Warrants	income	Deficit	Total

		$	$	$	$	$	$
Balance at December 31, 2004		173,304	480	321		(151,924)	22,181
Shares issued		6,588					6,588
Stock options expense			283				283
Warrants exercised		321		(321)			-
Compensation warrants issued		(160)	160				-
Net Loss for the year						(9,680)	(9,680)
Balance at December 31, 2005		180,053	923	-		(161,604)	19,372
Shares issued		10,573					10,573
Stock options expense			81				81
Options forfeited			(15)				(15)
Net Loss for the year						(5,675)	(5,675)
Balance at December 31, 2006		190,626	989	-		(167,279)	24,336
Warrants exercised	5(d)	4,380					4,380
Adjustment to opening
Balance, change in accounting
Policy	1				31		31
Stock options expense	5 (c)		61				61
Options forfeited			(10)				(10)
Investments revaluation
To fair value	1				(88)		(88)
Net Loss for the year						(4,615)	(4,615)
Balance at December 31, 2007		195,006	1,040	-	(57)	(171,894)	24,095

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income/ (Loss)

(in thousands of Canadian dollars except share and per share amounts)

For the years ended December 31	2007	2006	2005

Revenue and operating costs	$	$	$
Revenue from sales	10,039	13,586	6
Operating costs	9,745	8,572	757
Gross profit (loss)	294	5,014	(751)

Costs and expenses
General and administrative	2,123	2,096	3,001
Interest	309	54	1
Amortization	18	40	27
Write-down of mineral properties	750	-	-
Exchange loss/(gain)	1,012	(143)	50
Other expense (income) (Note 8)	(17)	-	(82)
	4,195	2,047	2,997

Income (loss) before discontinued operations	(3,901)	2,967	(3,748)
Current Income Tax (Note 6)	(5)	(652)	-
Net income(loss) before discontinued operations	(3,906)	2,315	(3,748)

Discontinued operations (loss)	(709)	(7,990)	(5,932)
Net (loss) after discontinued operations	(4,615)	(5,675)	(9,680)
Revaluation of Investments to fair value (Note 1)	(88)	-	-
Comprehensive (loss)	(4,703)	(5,675)	(9,680)

Income/(loss) per share
Basic and diluted from continuing operations	(0.008)	0.005	(0.012)
Basic and diluted from discontinued operations	(0.001)	(0.018)	(0.019)
Basic and diluted for the year	(0.009)	(0.013)	(0.031)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

For the years ended December 31	2007	2006	2005

Cash provided by (used in)

Operating activities	$	$	$
Income(loss) before discontinued operations	(3,906)	2,315	(3,748)

Adjustments to reconcile net cash from operations (Note 9)	685	187	264

Changes in non-cash working capital balances (Note 9)	1,534	(644)	653

(1,687)	1,858	(2,831)

Investing activities
Expenditures on capital assets and mineral properties	(3,250)	(2,657)	(2,040)
Investment in Blanket Mine net of cash received on acquisition (Note 14)	-	(859)	-
	(3,250)	(3,516)	(2,040)

Financing activities
Bank overdraft	13	(3)	3
Issue of share capital net of issue costs	4,380	7,559	6,588
	4,393	7,556	6,591

Cash flow from discontinued operations
Operating activities	(684)	(4,560)	(4,064)
Investing activities	-	(922)	(3,244)
Financing activities	6	(194)	194
	(678)	(5,676)	(7,114)

Increase (decrease) in cash for the year	(1,222)	222	(5,394)
Cash and cash equivalents, beginning of year	1,298	1,076	6,470
Cash and cash equivalents, end of year	76	1,298	1,076

Cash and cash equivalents at end of year relate to:
Continuing operations	76	1,252	1,076
Discontinued operations	-	46	-
	76	1,298	1,076

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

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

The Company operates in a number of operating segments but its assets located in Zimbabwe, including its interests in gold properties, are subject to a hyperinflationary environment and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

Basis of Presentation and Going Concern

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.  All significant inter-company balances and transactions have been eliminated on consolidation.

 The Company’s consolidated subsidiaries (all 100% owned) are:

Barbrook Mines Limited ("Barbrook")	Blanket (Barbados) Holdings Limited (“Barbados”)
Blanket Mine (1983) (Private) Limited (“Blanket”)	Caledonia Holdings (Africa) Limited (“CHA”)
Caledonia Holdings Zimbabwe Limited (“CHZ”)	Caledonia Kadola Limited (“Kadola”)
Caledonia Mining Services Limited (“CMS”)	Caledonia Mining (Zambia) Limited (“CMZ”)
Caledonia Nama Limited (“Nama”)	Caledonia Western Limited (“Western”)
Eersteling Gold Mining Company Limited ("Eersteling")	Fintona Investments (Proprietary) Limited (“Fintona”)
Greenstone Management Services (Proprietary) Limited (“Greenstone”)	Maid O’ Mist (Proprietary) Limited (“MOM”)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts, cash in transit at year end between Blanket Mine in Zimbabwe and Greenstone Management Services in South Africa and money market funds with initial maturities less than three months.

Inventories

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realisable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realisable value on an average basis.

Investments

The market securities are recorded at fair value. Changes in fair value are recognized in the statements of operations and comprehensive income.

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

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Barbrook Mine and Eersteling Gold Mine have been put up for sale and are thus presented as assets for sale in these consolidated financial statements.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded on plant and equipment but vehicles and computer equipment continue to be amortized.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

Assets held for sale and discontinued operations

During 2006 Barbrook Mine was subjected to extended industrial action which resulted in damage to infrastructure. As a consequence of this Barbrook was placed on care and maintenance and subsequently the decision was taken to sell Barbrook Mine along with Eersteling Gold Mining Company that had been on care and maintenance since 1997.

The components held for sale are as follows:

	Barbrook Mine		Eersteling Gold Mine
	2007	2006	2007	2006
	$	$	$	$
Capital Assets and mineral properties	10,779	10,779	645	670
Current Assets	88	230	78	85
Current Liabilities	(1,549)	(1,581)	(38)	(70)
Asset Retirement obligation	(107)	(124)	(204)	(240)

As a consequence of this decision Barbrook and Eersteling Mine’s results for 2006 and preceding years have been disclosed under discontinued operations. Revenue from discontinued operations is $60 ($2,973 in 2006 and $2,636 in 2005). There is no tax applicable to discontinued operations.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these consolidated financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Company or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned

A decision to abandon, reduce or expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Company will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

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

December 31, 2007, 2006 and 2005

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

Strategic Alliances

The Company has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed only the expenditures on the properties incurred by the Company are reflected in these consolidated financial statements.

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

Blanket is a self-sustaining operation and operates in Zimbabwe in a hyper inflationary economy. Accordingly the results of these operations have been translated into Canadian Dollars using the temporal method. Included in the statement of operations is an exchange loss of $1,203 (gain $291 - 2006) relating to the translation of Blanket Mine.

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

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

Equity-based compensation

The Company operates a share option plan as described in note 5(c).  The Company accounts for equity-based compensation granted under such plans using the fair value method of accounting. Under such method, the cost of equity-based compensation is estimated at fair value and is recognized in the profit and loss statement as an expense.  This cost is amortized over the relevant vesting period for grants to directors, officers and employees, and measured in full at the earlier of performance completion or vesting for grants to non-employees.  Any consideration received by the Company on exercise of share options is credited to share capital.

Changes in accounting policy:

i)

Financial Instruments

Recognition and Measurement Section 3855, Disclosure and Presentation Section 3861.These standards set out criteria for the recognition, measurement, disclosure and presentation of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

The various assets and liabilities were classified as follows on adoption:

1.

Cash and cash equivalents are classified as “assets held for trading”. They are stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations. We have no derivative financial instruments that would have been classified on a similar basis.

2.

Investments are classified as “assets available for sale”. They were previously presented at cost but will now be presented at fair value and the gains/losses arising from their revaluation at the end of each quarter will be included in other comprehensive income. When a decline in fair value is other than temporary, the accumulated loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

3.

Trade receivables are classified under “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

4.

Bank overdraft is classified as a “financial liability held for trading” as there is a contractual obligation to deliver cash. It is measured at fair value which is book value plus accrued interest. It is stated at fair value

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

and any gains/losses arising on revaluation at the end of each period are included in the statement of operations.

5.

Accounts payable and accrued liabilities and long term debt are classified under “other financial liabilities”. They are recorded at their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

Unless otherwise noted, it is the opinion of management that the Company is not exposed to significant interest rate or credit risks arising from its financial instruments.  A significant portion of the Company’s assets and liabilities are denominated in South African rand and Zimbabwe dollars.  Management do not consider that the fluctuation of the value of the South African Rand to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operation is subject to a hyperinflationary environment in Zimbabwe, foreign creditors are denominated in Rands and local costs increase with inflation. As the official exchange rate is fixed and the effective buying power of the Zimbabwe Dollar decreases accordingly there could be a significant impact on the results of the operations. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange losses for Blanket Mine in Zimbabwe Dollar terms but the effect on the consolidated financial statements in Canadian Dollars is unlikely to be significant.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Company does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchanges rates relative to the Canadian dollar. All values are in thousands.

	US Dollars	Zimbabwe Dollars	SA Rand
Cash	470	(179,738,803)	331
Accounts Receivable	1,780	79,027,980	986
Accounts Payable		195,488,055	10,830

ii)

Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transaction and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of the net income/(loss) to be presented in other “comprehensive income” until it is considered appropriate to recognize into net income/(loss). This standard requires the presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other consolidated financial statements. Accordingly, the Company now reports a Statement of Operations and Comprehensive Income and a Statement of Shareholders’ Equity which includes the account “accumulated other comprehensive income” in the shareholder’s equity section of the consolidated balance sheet.

The adoption of Sections 3855 and 1530 determines how the Company records its investment in Motapa Diamonds Inc. and Old Mutual Plc which are now classified as financial instruments “available for sale” and thus recorded at fair value. The adjustment to opening balance to recognize this was $31 and any further unrealized gains or losses during the year are reported in the current period.

iii)

Equity (Section 3251)

Along with the adoption of the above standards, the Company adopted CICA Handbook Section 3251, Equity, effective from the beginning of the current fiscal year. This Standard establishes the presentation of equity and changes in equity during the reported period. The Company now presents a Statement of Changes in Shareholders’ Equity as part of the annual consolidated financial statements.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

iv)

  Foreign Currency Translation (Section 1651)

 The Company maintains its accounts in Canadian dollars. The accounts of its foreign subsidiaries are maintained in the local currency where the subsidiary is incorporated. The Corporations foreign subsidiaries are considered to be integrated operations. Accordingly, the foreign operations are translated to Canadian dollars using the temporal method. As such, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenue and expense items have been translated using the average exchange rate prevailing during the year. The gains and losses resulting from changes in exchange rates are recognized in earnings.

v)

 Accounting Changes (Section 1506)

This new section establishes criteria for changes in accounting policies along with the accounting treatment and disclosures required upon adoption of the new accounting policies, estimates and corrections of errors. The standard is applied prospectively for the Company’s 2007 financial year. The adoption of this standard did not have a material impact on our consolidated financial statements.

Recently issued accounting pronouncements issued and not yet effective

(i)

Financial instruments and capital disclosure:

In October 2006, the Accounting Standards Board (“AcSB”) approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861. These requirements are included in Section 3862, Financial Instruments - Disclosure ("Section 3862"), which replaces Section 3861, and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed. Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual consolidated financial statements beginning on January 1, 2008. Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for the Company for interim and annual consolidated financial statements beginning on January 1, 2008. The Company is currently assessing the impact that CICA Section 3862 and Section 1535 will have on the consolidated financial statements.

(ii)

 Financial instruments presentation:

In October 2006, the AcSB approved Section 3863, Financial Instruments - Presentation ("Section 3863"), which replaces Section 3861. The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863. This standard is effective for the Company for interim and annual consolidated financial statements beginning on January 1, 2008 and is expected to have no impact on the Company's consolidated financial statements.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

(iii)

 Inventories:

In May 2007, the AcSB issued Section 3031, Inventories, which supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard is effective for the Company for interim and annual consolidated financial statements beginning on January 1, 2008. The Company is currently assessing the impact that this section will have on its financial position and results of operations.

(iv)

 General standards of financial statement presentation:

In May 2007, the AcSB amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern. These amendments are effective for the Company for interim and annual periods beginning on January 1, 2008.

(v)    Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company will adopt the new standards for its fiscal year beginning 1 January 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

1.

Investments

On May 9, 2002, the Company participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) at  a cost of $79.  The shares of Motapa are listed on the TSX Venture Exchange in Canada.

The adoption of CICA Handbook Sections 3855 and 1530, retrospectively from January 1, 2007, determines that the Company records its investments of in $20 in Motapa Diamonds Inc. and $2 in Old Mutual Plc as financial instruments “available for sale” and they are thus have been recorded at fair value. The adjustment to opening balance to recognize this was $31 and further unrealized losses of $88 in the twelve months ended December 31, 2007 are reported in the current period.

The fair value of the investment in Motapa Diamonds Inc is $20 ($26 – 2006) and the fair value of the shares held in Old Mutual Plc is $2 ($84- 2006).

2.

Capital Assets

      2007

	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land – plant sites	12	-	12
Plant and equipment
- producing (2)	24	1	23
- non-producing (3)	229	229	-
Office equipment	887	838	49
Vehicles	387	258	129
	1,539	1,326	213

 2006

	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land - plant sites	12	-	12
Plant and equipment
- producing (2)	25	1	24
- non-producing (3)	229	229	-
Office equipment	868	823	45
Vehicles	386	255	131
	1,520	1,308	212

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

(2)

The producing plant and equipment relates to the Blanket operation.

(3)

The net book value of non-producing plant and equipment represents Zambian operations.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

3.

Mineral Properties

      2007

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	4,951	2	4,949
Non-producing - exploration:
Rooipoort , South Africa	4,236	-	4,236
Nunavut, Canada (2)	-	-	-
Goedgevonden, South Africa	102	-	102
Nama, Zambia	3,094	-	3,094
Mulonga, Zambia(2)	1,044	-	1,044
	13,427	2	13,425

2006

	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	4,317	2	4,315
Non-producing - exploration:
Rooipoort , South Africa	4,131	-	4,131
Nunavut, Canada	750	-	750
Goedgevonden, South Africa	79	-	79
Nama, Zambia	624	-	624
Mulonga, Zambia	1,044	-	1,044
	10,945	2	10,943

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations.

(2)

The Company has entered into strategic alliances with third parties on a Canadian property (Nunavut) and a Zambian property (Mulonga) valued at $0 ($750 – 2006) and $1,044 ($1,044 – 2006) respectively.  The third parties may earn varying percentage interests in these properties by carrying out exploration work on the properties. Due to a lack of recent exploration activity in the Canadian property strategic alliance the carrying value of $750 has been written off. The Zambian strategic alliance partner, Motapa Diamonds Inc., has decided to terminate the strategic alliance agreement. The Company has applied for a retention licence over the properties.  All interest in the strategic alliance will be transferred to the Company by Motapa Diamonds Inc.

The recoverability of the carrying amount of the South African and Zambian mineral properties is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

4.

Asset Retirement Obligation

	2007	2006
	$	$
Continuing operation	811	750
Accretion expense	35	61
Foreign exchange loss (gain)	(114)	-
Closing balance – continuing operations	732	811
Opening balance	364	377
Accretion expense	-	20
Foreign exchange loss (gain)	(53)	(33)
Closing balance – held for sale	311	364

The asset retirement obligations relate to Blanket Mine $732 ($811 – 2006), Barbrook Gold Mine $107 ($125 - 2006) and Eersteling Gold Mine $204 ($239 - 2006) and are estimates of costs of rehabilitation at the end of the mine life, increased annually for accretion expense at a rate of 5%. As both Barbrook and Eersteling Mines were on care and maintenance no accretion was made in 2007. The undiscounted obligation for the Blanket Mine is $1,499 ($1,160 - 2006).

5.

Share Capital

(a)

Authorized

An unlimited number of common shares

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares		$
Balance, December 31, 2004	301,112,286	173,304
Issued pursuant to private placements (i) & (iii)	52,738,888	4,733
Warrants exercised (ii)	16,863,962	2,016
Balance, December 31, 2005	370,715,136	180,053
Issued pursuant to private placement (iii)	15,437,626	1,475
Issued pursuant to a private placement (iv)	34,828,259	3,924
Issued pursuant to acquisition (Note 14)	20,000,000	3,014
Issued pursuant to a private placement (v)	17,000,000	2,160
Balance - December 31 , 2006	457,981,021	190,626
Warrants exercised (vi)	29,888,259	4,380
Balance - December 31 , 2007	487,869,280	195,006

(i)    In June 2005, Caledonia successfully listed on the London Stock Exchange’s Alternative Investment Market (“AIM”) and placed a small float of shares into the AIM market in conjunction with a financing.  The financing on AIM raised a gross amount $3,534 from the issuance of 34,888,888 units consisting of one common share priced at $0.10.  Commissions and expenses paid amounted to $508 and have been charged to share capital in 2005.

 Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

(ii)   In September 2005, the warrants previously issued in 2004 were re-priced to $0.11 with the date of expiry extended to October 31, 2005.  As at that date, 16,863,962 warrants were exercised for gross proceeds of $1,855 while the remaining expired (see 5 (d) below).

 (iii)  During December 2005, the Company commenced a private placement to raise $3,496.  As at December 31, 2005, the first closing raised gross proceeds of $1,875 comprising 17,850,000 units. The balance of the offering was received by February 2006 upon completion of the second to fourth closings (see Note 14 below).  A total of 33,287,626 units priced at $0.105 were subscribed for all closings. Each unit consisted of one common share and one common share purchase warrant.  The common share purchase warrants are exercisable for one common share at $0.20 per whole warrant for a period of 24 months from the date of issuance.

The private placement agents were paid a commission of 9% of the gross proceeds raised. Cash commissions paid on the first closing amounted to $168 and has been charged to share capital in 2005.

(iv)  In April 2006 the company commenced a private placement to raise additional funds. This placement raised $3,924 after expenses from the sale of 34,828,259 units.  Each unit consists of one common share and one share purchase warrant.

(v)   In July 2006 the company completed a private placement to raise additional funds. This placement of 17,000,000 units, each consisting of one common share and one share purchase warrant, was completed in July 2006 and raised $2,160 after expenses.

(vi)

In April and May 2007 shareholders holding 29,888,259 warrants at $0.15 each exercised the warrants raising $4,380 after expenses.

 (c)

Stock Option Plans and Stock-Based Compensation

The Company has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. Under the current plan the maximum term of the options is 5 years.  Under the Plans, as at December 31, 2007, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	$
803,000	0.330	February 9, 2008
9,950,000	0.235	April 24, 2012
225,000	0.345	June 2, 2012
610,000	0.260	April 29, 2014
200,000	0.260	August 15, 2014
4,000,000	0.110	February 15, 2015
1,000,000	0.140	July 10, 2010
300,000	0.125	May 11,2016
200,000	0.110	January 23, 2017
1,100,000	0.1125	May 31, 2012
200,000	0.1125	May 31, 2012
18,588,000	0.198

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2007, 2006 and 2005 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding at December 31, 2004	13,108,700	0.26
Granted	5,000,000	0.12
Forfeited or expired	(1,210,700)	(0.43)
Options outstanding at December 31, 2005	16,898,000	0.21
Granted	450,000	0.13
Forfeited or expired	(110,000)	(0.27)
Options outstanding at December 31, 2006	17,238,000	0.21
Forfeited or expired	(150,000)	(0.115)
Granted	200,000	0.11
Granted	1,300,000	0.1125
Options outstanding at December 31, 2007	18,588,000	0.198
Options exercisable at December 31, 2007	17,721,333	0.20

   The weighted average remaining contractual life of the outstanding options is 5.8 years (2006 - 6.8 years)

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2007 there are 30,198,928 stock options available to grant.

During 2007, stock option expense of $61 for the grant of 1,500,000 options was charged to expense and credited to contributed surplus (2006 - $81 for 450,000; 2005 - $283 for 5,000,000). The weighted average grant date fair value of options was $84 (2006 - $81, 2005 - $283).

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
Risk-free interest rate	3 – 4%	3 - 4%	2.25%
Expected dividend yield	Nil	Nil	nil
Expected stock price volatility	60 – 65%	70 – 78%	73-100%
Expected option life in years	3 – 5	3 – 5	2-3

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

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

(d)

Warrants

The Company has issued the following common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2007:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
15,437,626	1 for 1	$0.20	Various to February 3, 2008

The detail of the warrants issued is detailed below.

Number	Description	Exercise Price	Expiry
		$
10,000,000	Common share purchase warrants	0.20	Until January 31, 2008
2,715,476	Common share purchase warrants	0.20	Until February 2, 2008
2,722,150	Common share purchase warrants	0.20	Until February 3, 2008

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2004	39,232,909
Exercised	(16,863,962)
Expired	(22,368,947)
Issued pursuant to private placements	17,850,000
Outstanding December 31, 2005	17,850,000
Issued pursuant to private placements	67,265,885
Outstanding December 31, 2006	85,115,885
Exercised	(29,888,259)
Expired	(39,790,000)
Outstanding December 31, 2007	15,437,626

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

6.

Income Taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations for continuing operations:

	2007	2006	2005
Income tax rate	36.12%	36.12%	36.12%
	$	$	$
Income taxes (recovery) at statutory rate	(1,409)	1,072	(1,354)
Tax rate difference	541	(167)	67
Foreign currency difference	926	(28)	246
Permanent differences	36	170	50
Interest at special rates subject to withholding tax	5	-	-
Losses expired	216	-	3,681
Change in tax rate	1,153	847	-
Change in Valuation allowance	(1,463)	(1,242)	(2,690)
Current income tax	5	652	-

The following table reflects future income tax assets and liabilities

	2007	2006	2005
	$	$	$
Loss carry forwards	10,181	10,009	10,066
Unrealized foreign exchange	(2,956)	(857)	-
Site reclamation costs	137	-	-
Other	2	-	-
Capital assets	(3)	(328)	-
Valuation allowance	(7,361)	(8,824)	(10,066)
	-	-	-

The company has available tax losses for income tax purposes of approximately $32,830 (2006 - $30,598 and 2005 - $28,085) which may be carried forward to reduce taxable income derived in future years.

The expiry of these losses is as follows:

Year	Amount
$
2027	2,391
2026	1,580
2015	1,863
2014	1,583
2010	18,984
2009	3,611
2008	142
No expiry	2,676
32,830

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

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

The Company also has approximately $70,713 in capital losses which can be applied to reduce future capital gains.  The right to claim these capital losses is carried forward indefinitely but can only be claimed against capital gains. The Company also has the following expenses which are available to be applied against future income for income tax purposes:

Canadian exploration and development expenses	7,560
Foreign exploration and development expenses	4,445

For discontinued operations, the company’s effective tax rate, which differs from the Canadian statutory income tax rate, may be reconciled as follows:

	2007	2006	2005
	$	$	$
Basic rate applied to pre-tax loss	(256)	(2,886)	(2,143
Losses and other benefits not recognised	256	2,886	2,143
	-	-	-

7.

Net Income/(Loss) Per Share

The net income/(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 477,930,290 (2006 -423,838,628; 2005 – 313,565,142;).  Fully diluted income/(loss) per share has also been calculated only for 2006 as the group achieved a profit before discontinued operations. Fully diluted income/(loss) per share have not been calculated for 2007 or 2005 as it would be anti-dilutive.   The fully diluted number of shares amounts to 478,553,886 (2006 - 425,984,395 and 2005 – 314,022,657).

8.

Other Expense (Income) before discontinued operations

Other expense (income) is comprised of the following:

	2007	2006	2005
	$	$	$
Investment income	-	-	(55)
Other	(17)	-	(27)
	(17)	-	(82)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

9.

Statement of Cash Flows

Items not involving cash are as follows:

	2007	2006	2005
	$	$	$
Amortization	18	40	27
Rehabilitation accretion	35	81	22
Stock compensation expense	51	66	283
Blanket long term liability	-	(35)	-
Write down of mineral properties (Note 3)	750	-	-
Other	(169)	35	(68)
	685	187	264

The net changes in non-cash working capital balances for operations are as follows:

	2007	2006	2005
	$	$	$
Accounts payable	(1,610)	1,400	662
Accounts receivable	(657)	1,200	150
Inventories	3,653	(3,263)	-
Prepaid expenses	44	334	(159)
Assets held for sale	104	(315)	-
	1,534	(644)	653

Supplemental cash flow Information:

	2007	2006	2005
	$	$	$
Interest paid	454	54	1
Tax paid	-	237	-
Withholding tax paid on interest in Zimbabwe	5	-	-
Blanket Acquisition (Note 14)	-	3,009	-

10.

Related Party Transactions

The Company had the following related party transactions:

	2007	2006	2005
	$	$	$
Management, and allowances paid or accrued to a company which provides the services of the Company’s President(1)	560	534	441
Consulting fees and reimbursement of travel expenses to the Chairman of the Board	46	44	275
Rent paid to a company owned by members of the President’s family	46	47	37
Legal fees paid to a Director of the Company	85	42	17
Consulting fees paid to Directors of the Company	19	27	-

(1)

This includes back pay for 2006 amounting to $43 paid to a company that provides the services of the Company’s President

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Company has the following related party balances:

	2007	2006	2005
Included in accounts payable	$	$	$
- owing to a company that provides the services of the Corporation’s President	70	-	-
- owing to the Chairman of the Board for consulting fees and expenses	137	129	85
- owing to directors/officers for unpaid salaries, consulting and/or directors’ fees	374	193	137
- unsecured loan due to a shareholder (1)	580	450	-

                 (1) This refers to a short term loan received prior to the finalization of a private placement, subsequent to the year end in 2006 and 2007, of which this loan formed a part. The loan is unsecured and bears interest at prime plus 3%.

11.

Segmented Financial Information

The Company has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Company’s operating segments have been identified based on geographic areas as follows:

For the year ended December 31, 2007

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	5	10,034	-	-	10,039
Operating costs	-	(9,288)	(457)	-	(9,745)
General and administrative	(1,697)	(151)	(275)	-	(2,123)
Interest	5	(316)	2	-	(309)
Amortization	-	(4)	(14)	-	(18)
Write off of mineral property	(750)	-	-	-	(750)
Other income (expense) incl. foreign exchange gains/(loss)	(6)	(1,811)	786	36	(995)
Income (loss) for continuing operations	(2,443)	(1,536)	42	36	(3,901)
Discontinued operations (loss)			(709)		(709)
Income tax expense		(5)			(5)
Net income (loss) for the year	(2,443)	(1,541)	(667)	36	(4,615)
Identifiable assets – continuing operations	106	9,257	4,415	4,124	17,902
Identifiable assets – discontinued operations Capital and Current assets	-	-	11,590	-	11,590
Expenditures on capital assets & mineral properties continuing operations	-	616	164	2,470	3,250

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

For the year ended December 31, 2006

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	8	13,575	3	-	13,586
Operating costs	-	(8,121)	(451)	-	(8,572)
General and administrative	(1,787)	(100)	(209)	-	(2,096)
Interest	-	(54)	-	-	(54)
Amortization	-	(20)	(20)	-	(40)
Other income (expense) incl. foreign exchange gains/(loss)	(276)	292	128	(1)	143
Income (loss) for continuing operations	(2,055)	5,572	(549)	(1)	2,967
Discontinued operations (loss)	-	-	(7,990)	-	(7,990)
Income tax expense	-	(652)	-	-	(652)
Net income (loss) for the year	(2,055)	4,920	(8,539)	(1)	(5,675)
Identifiable assets – continuing operations	965	12,544	4,521	1,662	19,692
Identifiable assets – discontinued operations Capital and Current assets	-	-	11,764	-	11,764
Expenditures on capital assets & mineral properties continuing operations	-	1,998	382	277	2,657
Expenditures on capital assets & mineral properties – discontinued operations	-	-	922	-	922

                    For the year ended December 31, 2005

	Corporate	South Africa	Zambia	Total
	$	$	$	$
Revenue from sales	-	6	-	6
Operating costs	-	(757)	-	(757)
General and administrative	(3,001)	-	-	(3,001)
Interest	-	(1)	-	(1)
Amortization	-	(27)	-	(27)
Other income (expense) incl. foreign exchange gains/(loss)	39	(7)	-	32
Income (loss) for continuing operations	(2,962)	(786)	-	(3,748)
Discontinued operations (loss)	-	(5,932)	-	(5,932)
Net income (loss) for the year	(2,962)	(6,718)	-	(9,680)
Identifiable assets – continuing operations	2,095	676	1,384	4,155
Identifiable assets – discontinued operations Capital and Current assets	-	18,183	-	18,183
Expenditures on capital assets & mineral properties continuing operations	-	1,690	350	2,040
Expenditures on capital assets & mineral properties – discontinued operations	-	3,244		3,244

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

12.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Company purchased 100% of the shares of Blanket, the Company agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at December 31, 2007 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Company and the Board of Directors of Blanket have delayed the establishment of the required scheme pending clarity of the anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws when passed, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

13.

Long Term Liability

The long term liability refers to a provision for the Service Bonus Fund relating to employees at Blanket Mine in Zimbabwe. The fund was established in 1975 to provide a gratuity to permanent employees of Blanket Mine on cessation of employment at Blanket Mine for any reason apart from dismissal or resignation. The provision is built up by providing 15% of an employee’s basic salary per year up to a maximum of Z$5,000,000. The maximum payout to any employee is Z$5,000,000 (five million Zimbabwe Dollars) in terms of the current rules.

This fund represents a defined contribution future employee benefit fund for which the funds have not been segregated by the Company. The expense for the year, representing the required contributions in the year, was $2 ($13 – 2006).

14.

Acquisition of Blanket Mine

During 2006 Caledonia Mining Company through its wholly owned subsidiary Caledonia Holdings (Africa) Limited purchased 100% of the shares in Blanket (Barbados) Holdings Limited (“Barbados”) from Kinross Gold Corporation.  “Barbados” owns 100% of the shares in Caledonia Holdings Zimbabwe Limited who owns 100% of the shares in Caledonia Mining Services (Private) Limited (dormant) and Blanket Mine (1983) (Private) Limited.

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

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

The allocation of the purchase price is presented in the abridged balance sheet below:

$
Current Assets	4,548
Capital Assets and Mineral Properties	2,519
Total Assets	7,067

Current Liabilities	(2,107)
Other Long Term Liabilities	(831)
Total Liabilities	(2,938)

Total Purchase Consideration	4,129

There are no outstanding purchase price considerations.

15.

Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

16.

Subsequent Events

On February 21, 2008 the Company accepted an offer from Eastern Goldfields Inc. to acquire the entire issued share capital and shareholder loan accounts of Barbrook Mines Limited for approximately $9,100. The final sale of share agreement was signed by the parties on March 27, 2008.

On March 3, 2008 the Company accepted an offer from a private Canadian company to acquire the entire issued share capital of Eersteling Gold Mining Company Limited for $3,810. The final sale of share agreement was signed by the parties on March 28, 2008.

During January 2008 10,000,000 warrants expired and during February 5,437,626 warrants also expired.

In February 2008 the company commenced a private placement to raise additional funds. This placement raised $1,119 after expenses from the sale of 12,300,000 units.  Each unit consists of one common share and one share purchase warrant which are valid for 12 months at a price of $0.15 per warrant.

The President of the Republic of Zimbabwe brought the Indigenisation and Economic Empowerment Act into law through decree during March 2008. The law seeks to ensure that a majority stake (at least 51%) in all companies is held by Indigenous Zimbabweans. The acquisition of the 51% would be on a “willing buyer willing seller” basis. Additionally the Mines and Minerals Amendment Bill was presented before the closure of the last session of Parliament but not passed into law and has thus lapsed. The bill if enacted into law also seeks to ensure among other things that a majority stake is held in all mining companies by either indigenous Zimbabweans or the Government of Zimbabwe. This Bill however catered for the appropriation of approximately 25% of the Company.

The company has signed four cobalt off-take agreements with large Chinese refiners which brings contractual commitments for the Nama Cobalt Project to a total of 51,560 tonnes (+/-10% at Nama’s option) of cobalt metal equivalent for the period 2009 to 2013, and meets the full anticipated plant capacity currently being designed.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

The Zambian government has announced the following proposed changes to their tax laws that will have a bearing on the Nama cobalt project if passed into law. The key changes are:

•

Increase in mineral royalty from 0.6% to 3%

•

Increase in profit tax rate from 25% to 30%

•

Introduction of variable profits tax of 15% for net profits above 8%

•

Introduction of a windfall profit tax for copper mines

•

Capital allowances reduced from 100% to 25%

These measures have been highly controversial with mining companies, many of which invested in the country under specific tax incentives and formalised their business models accordingly. Some mining companies are threatening legal recourse as they argue their businesses will become unviable. Proposed capital expenditure projects are being reconsidered. Various representations have been made by the mining companies through the Chamber of Mines to the government since the budget announcement at the end of January, however the government has taken a firm position, and we understand that the changes have been approved by parliament.

17.

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

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

(c)

Warrants

Under US GAAP the fair value of the warrants re-priced in 2005 are considered to be a benefit awarded to certain shareholders. This would be considered to be a deemed dividend to these shareholders. The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model. The assumptions used in the calculation are: Risk free interest rate – 2.77%; Expected dividend yield – nil; Expected stock volatility – 38%; Expected warrant life in years – 0.134.

In 2007 the expiry period of certain warrants was extended. Under US GAAP the fair value of the warrants extended are considered to be a benefit awarded to certain shareholders. This would be considered to be a deemed dividend to these shareholders. The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model. The assumptions used in the calculation are: Risk free interest rate – 3%; Expected dividend yield – nil; Expected stock volatility – 62%; Expected warrant life in years – 0.178.

 (d)    Recently Issued United States Accounting Standards

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

A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. Statement 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of FASB Statement No. 157. The Company does not expect the adoption of this standard to have a material effect on the consolidated financial statements.

(ii) FASB Statement No. 157, Fair Value Measurements, has been issued by the FASB. This new standard provides guidance for using fair value to measure assets and liabilities. The FASB believes the standard also responds to investors’ requests for expanded information about the extent to which companies’ measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Under Statement 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.

The provisions of Statement 157 are effective for consolidated financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued consolidated financial statements for that fiscal year, including any consolidated financial statements for an interim period within that fiscal year. The Company does not expect the adoption of this standard to have a material effect on the consolidated financial statements.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

 (iii) In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires employers to: (a) recognize in its statement of financial position an asset for a plan's over-

funded status or a liability for a plan's under-funded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. These changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has no defined benefit pension plans

 (iv) On December 4, 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations. Statement 141R will significantly change the accounting for business combinations. Under Statement 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Statement 141R will change the accounting treatment for certain specific items, including:

•

Acquisition costs will be generally expensed as incurred;

•

Non-controlling interests (formerly known as "minority interests" -- see Statement 160 discussion below) will be valued at fair value at the acquisition date;

•

Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•

In-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•

Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

•

Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

Statement 141R also includes a substantial number of new disclosure requirements. Statement 141 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing GAAP until January 1, 2009.

(v) On December 4, 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51. Statement 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. Statement 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. Statement 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. Statement 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Like Statement 141R discussed above, earlier adoption is prohibited.

The impact of the foregoing on the consolidated financial statements is as follows:

(a)

Income Statement

	2007	2006	2005
	$	$	$
Income/(Loss) for continuing operations per Canadian GAAP	(3,906)	2,315	(3,748)
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	(2,633)	(659)	(2,040)
Net income (loss) from continuing operations	(6,539)	1,656	(5,788)
Loss from discontinued operations	(709)	(7,990)	(5,932)
Net income (loss)	(7,248)	(6,334)	(11,720)
Deemed Dividend	(134)	-	(171)
Net income (loss) available for common shareholders	(7,382)	(6,334)	(11,891)
Net income (loss)	(7,248)	(6,334)	(11,720)
Other comprehensive (loss)/gain	(88)	85	(18)
Total comprehensive loss	(7,336)	(6,249)	(11,738)
Basic and diluted income/(loss) per share continuing operations	(0.01)	(0.00)	(0.02)
Basic and diluted income/(loss) per share discontinued operations	(0.00)	(0.02)	(0.02)
Basic and diluted income/(loss) per share for the year	(0.01)	(0.02)	(0.04)

(b)

Balance Sheet

	2007	2006
	$	$
Total assets per Canadian GAAP	29,492	31,456
Unrealised loss on marketable securities	-	31
Mineral properties with no proven reserves expensed	(7,985)	(5,352)
Total assets per US GAAP	21,507	26,135

Total liabilities per Canadian and US GAAP	5,397	7,120

Shareholders’ equity
Shareholders’ equity per Canadian GAAP	24,095	24,336
Mineral properties with no proven reserves expensed	(7,985)	(5,352)
Accumulated other comprehensive income/(loss)	-	31
Shareholders’ equity per US GAAP	16,110	19,015

Total liabilities & shareholder’s equity per US GAAP	21,507	26,135

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2007, 2006 and 2005

(c)

Cash Flow

	2007	2006	2005
Cash provided by (used in)	$	$	$
Operating activities for continuing operations per Canadian GAAP	(1,687)	1,858	(2,831)
Mineral properties expenditure by continuing operations	(2,633)	(659)	(2,040)
Operating activities per US GAAP	(4,320)	1,199	(4,871)
Investment activities for continuing operations per Canadian GAAP	(3,250)	(3,516)	(2,040)
Mineral properties expenditure	2,633	659	2040
Investment activities per US GAAP	(617)	(2,857)	-
Financing Activities per Canadian and US GAAP	4,393	7,556	6,591
Increase (decrease) in cash for continuing operations	(544)	5,898	1,720
Operating activities for discontinued operations per Canadian GAAP	(684)	(4,560)	(4,064)
Investment activities for discontinued operations per Canadian and US GAAP	-	(922)	(3,244)
Financing activities for discontinued operations per Canadian and US GAAP	6	(194)	194
Increase (decrease) in cash for the year	(1,222)	222	(5,394)
Cash and cash equivalents, beginning of year	1,298	1,076	6,470
Cash and cash equivalents, end of year	76	1,298	1,076

EXHIBIT #14c

CALEDONIA MINING CORPORATION

MINERAL PROPERTIES (Thousands of $Cdn)

The following is a summary of Caledonia’s mineral properties and the capitalized costs as at the 31st December 2007:

Africa:

South Africa

     4,338

Zambia

     4,138

Zimbabwe

     4,949

$ 13,425

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

Summary of Reserves and Resources at Blanket Mine at December 31, 2007

MINERAL RESERVES ( at a Gold price of US$500/oz)
Classification	Tonnes	Grade Au g/t	Gold Content (oz)
Proven Ore
Total Proven Ore including Pillars	1,301,000	3.84	160,800
Probable Ore
Operating and Development Areas	2,332,000	3.74	280,400
Total Proven + Probable Ore	3,633,000	3.78	441,200
MINERAL RESOURCES (at a Gold price of US$500/oz)
Classification	Tonnes	Grade Au g/t	Gold Content (oz)

Indicated	520,300	3.79	63,400

Inferred	2,519,800	5.27	**
Tonnages and ounces are rounded to the nearest 100
Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

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