Form 20-F/A
period 2007-12-31
CALEDONIA MINING CORP
filed 2008-09-04
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

August 1, 2008

FORM 20-F

AMENDMENT NO. 1

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ……………………………… to ………………………………

Commission file number   013345

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……………………………………………

CALEDONIA MINING CORPORATION

(Exact name of Registrant as specified in its charter)

Caledonia Mining Corporation is variously referred to in this Report as “Caledonia”, “the Corporation” or “the Company”

 Canada

(Jurisdiction of incorporation or organization)

24 Ninth Street, Lower Houghton, Johannesburg, Gauteng 2198, South Africa

(Address of principal executive offices)

Carl R. Jonsson, 1710-1177 West Hastings Street,

Vancouver, BC V6E 2L3, Canada;  tel: (604) 640-6357;  fax: (604) 681-0139

email:  jonsson@securitieslaw.bc.ca

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

(Title of Class)

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class

Name of each exchange on which registered

Common shares

Toronto Stock Exchange

London Stock Exchange Alternative Investment Market

NASD OTC Bulletin Board

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the closing of the period covered by the annual report

487,869,280

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

No              x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes

No           x

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

Yes

x

No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ______  Accelerated filer

  Non-accelerated filer     x

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP …… International Financial Reporting Standards as issued by the International Accounting Standards Board

Other:

Canadian GAAP

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17

x

Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

No

x

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes

No

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated

This Form 20-F Amendment, together with exhibits filed herewith, are being filed to clarify and expand on certain information contained in the original Form 20-F filed on May 9, 2008.  This Amendment No. 1 amends and restates the original Form 20-F.  Unless otherwise specifically noted herein, it does not bring the information up to date.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in this Annual Report and in any other statement made by, or on behalf of the Company, whether or not in future filings with the United States Securities Exchange Commission.  Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, with respect to future business decisions, are subject to change.  See “Item 3.  Key Information - D. Risk Factors”.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company.  The Company disclaims any obligation to update forward looking statements.

PART 1

1.

IDENTITY of DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required as this is an “annual report under the Securities Exchange Act of 1934 (“Exchange Act”).

However, the information required above can readily be determined from Caledonia’s Proxy and Information Circular dated April 14, 2008 attached as Exhibit #14b..

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

Table 3A - Selected Financial Information - Canadian Generally Accepted Accounting Principles

	2007	2006(2)	2005(2)	2004(2)	2003(1)(2)
Financial - $ Thousands Cdn except per share amounts
Revenue from Operations	10,039	13,586	6	3	58
Gross Profit (Loss)	294	5,014	(751)	(466)	(94)
Expenses (General, Administration, Interest) Amortization)	4,195	2,047	2,997	2,304	14,476
Net Income (Loss) for continuing operations	(3,906)	2,315	(3,748)	(2,770)	(4,811)
Income(loss) from discontinued operations	(709)	(7,990)	(5,932)	(7,222)	(36)
Net Income (Loss) for the Year after discontinued operations	(4,615)	(5,675)	(9,680)	(9,979)	(14,496)
Cash	76	1,252	1,076	6,470	4,179
Current Assets	4,408	8,773	2,264	7,481	4,573
Total Assets	29,492	31,456	22,338	23,666	19,530
Current Liabilities	4,343	5,899	2,589	1,062	790
Long Term Liabilities	1,054	1,221	377	423	1,089
Working Capital (Deficiency)	65	2,874	(325)	6,419	3,783
Shareholders’ Equity	24,095	24,336	19,372	22,181	17,651
Total Capital Expenditures (including Mineral Properties)	3,250	3,579	5,284	3,813	2,279
Expenditures on Mineral Properties	2,633	659	2,583	2,298	2,042
Financing Raised	4,380	7,559	6,588	14,314	9,511
Dividends Declared	-	-	-	-	-

Share Information

Market Capitalization ($ Thousands)	53,666	45,798	42,632	39,145	105,955
Shares Outstanding (Thousands)	487,869	457,981	370,715	301,112	252,274
Warrants & Options (Thousands)	35,148	102,354	34,748	52,342	27,348
Earnings (Loss) per Share – continuing operations	(0.008)	0.005	(0.012)	(0.036)	(0.062)
Earnings (Loss) per Share	(0.009)	(0.013)	(0.031)	(0.034)	(0.062)

(1)

Restated for the adoption of the Asset Retirement Obligations change in accounting policy.

(2)

Presented to show the results of continuing and discounted operations due to the decision to sell the Barbrook and Eersteling Mines.

Table 3A (i) - Selected Financial Information - United States Generally Accepted Accounting Principles

	2007	2006(1)	2005(1)	2004(1)	2003(1)
Revenue from Operations	10,039	13,586	6	3	58
Gross Profit (Loss)	(2,339)	4,355	(2,791)	(872)	(8,987)
Expenses (General and Administration, Interest and Amortization)	4,195	2,047	2,997	2,304	14,605
Net Income (Loss) from continuing operations	(6,539)	1,656	(5,788)	(3,163)	(4,949)
Net Income (Loss) from discontinued operations	(709)	(7,990)	(5,932)	(7,222)	(36)

Net Income (Loss)	(7,248)	(6,334)	(11,720)	(10,385)	(4,985)
Cash	76	1,252	1,076	6,470	4,179
Current Assets	4,408	8,773	2,264	7,481	4,573
Total Assets	21,507	26,135	17,591	20,977	17,283
Current Liabilities	4,343	5,899	2,589	1,062	790
Long Term Liabilities	1,054	1,221	377	423	1,089
Working Capital (Deficiency)	65	2,874	(325)	6,419	3,783
Shareholders’ Equity (Deficiency)	16,110	19,015	14,625	19,492	15,404
Total Capital Expenditures (including Mineral Properties)	617	2,920	3,244	3,407	1,601
Expenditures on Mineral Properties	-	-	543	830	1,365
Financing Raised	4,380	7,559	6,785	14,314	9,442
Deemed Dividends	134	-	171	-	-
Share Information
Market Capitalization ($ Thousands)	53,666	45,798	42,632	39,145	105,955
Shares Outstanding (Thousands)	487,869	457,981	370,715	301,112	252,274
Warrants & Options (Thousands)	35,148	102,354	34,748	52,342	27,348
Basic and Diluted Income (Loss) per share - continuing operations	(0.01)	0.00	(0.02)	(0.01)	(0.02)
Basic and Diluted Income (Loss) per Share	(0.01)	(0.02)	(0.04)	(0.036)	(0.022)

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

Commenting on the 2005 results, Motapa’s CEO Dr. Larry Ott noted: “The extensive Mulonga Plain diamond and kimberlite indicator mineral anomaly remains highly prospective for discovery.  This program has provided an initial drill test of one of four well defined indicator mineral dispersions.  The remaining three areas, in the central and western portions of the Mulonga Plain remain essentially untested and results of this program should add considerably to our understanding of kimberlite indicator mineral dispersion within the Mulonga Plain and better constrain likely source kimberlite areas.” No further work was carried out in 2006 and 2007 as Motapa prioritized other areas of their property portfolio over Mulonga.

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

(C)

Organizational Structure - Subsidiaries

Caledonia Mining Corporation owns 100% of the shares of the following incorporated subsidiary  companies:

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

4A    UNRESOLVED STAFF COMMENTS

The Company does not have any unresolved Securities and Exchange Commission Staff comments.

5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 A

Operating Results

SELECTED ANNUAL INFORMATION -

The following information is given for the last three fiscal year-ends of the Corporation:

C$000’s except for earnings per share amounts.	December 31, 2007	December 31, 2006 (1)	December 31, 2005 (1)
Net sales or total revenues	10,039	13,586	6
Net (loss) or income before discontinued items or extraordinary items: - per share undiluted - per share diluted	(3,906) ($0.008) ($0.008)	2,315 $0.005 $0.005	(3,748) ($0.012) ($0.012)
Discontinued Operations	(709)	(7,990)	(5,932)
Net (loss)	(4,615)	(5,675)	(9,680)

- per share undiluted - per share diluted	($0.009) ($0.009)	($0.013) ($0.013)	($0.031) ($0.031)
Comprehensive (loss)	(4,703)	(5,675)	(9,680)
Total assets	29,492	31,456	22,338
Total long-term financial liabilities	1,054	1,221	377
Cash dividends declared per share	Nil	Nil	Nil

 (1) Figures have been reclassified to reflect Barbrook and Eersteling Mines under Discontinued Operations.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles.

The results for 2007 and prior years have been presented on the basis that Barbrook and Eersteling Mines are discontinued operations and are classified as assets for sale. Neither sale transaction was concluded by December 31, 2007 but subsequent Sale Agreements for the purchase of the entire share capital of Barbrook Gold Mines Limited and Eersteling Gold Mining Company were signed with two independent buyers.  The price for Barbrook is approximately $9,100,000 and for Eersteling is $3,810,000.

The above results for 2007 include Blanket Mine’s results for the 12 months ending December 2007 and for 6 months in 2006. During 2007 gold production at Blanket was disrupted by the shaft expansion project from February until the end of July.  The delays were caused by a combination of frequent power cuts and the irregular and partial payment of US Dollars for gold delivered.   During this period production was focused on processing sands as underground operations were curtailed by the shaft closure for equipping.  Due to the economic climate in Zimbabwe, Blanket did not receive the full US Dollar proceeds for gold sales and thus the completion of the shaft expansion project was not possible.   Entirely as a result of these factors Blanket has not been able to achieve and sustain gold production even at the levels achieved prior to the shaft expansion.

For the year ended December 31, 2007, the Corporation recorded a net loss after taxes, before discontinued operations, of $3,906,000 ($2,315,000 income in 2006 and a $3,748,000 loss in 2005), of which Blanket Mine contributed a loss of $510,000.   Included in the 2007 loss is a foreign exchange loss of $1,012,000 ($143,000 gain in 2006 and a $50,000 loss in 2005).  Blanket Mine reported an unrealized loss on foreign exchange of $1,203,000 during 2007.  During 2007 the gross income from operations (before discontinued operations) was $294,000 ($5,014,000 income in 2006 and a $751,000 loss in 2005).

During 2007 the carrying value of $750,000 of the Kikerk Lake venture was written off leading to a total asset write-down of $750,000 ($nil in 2006 and $152,000 in 2005 of other mineral properties).   The income tax expense of $5,000 relates to withholding taxes paid by Blanket Mine. The operating income of $294,000 includes an amortization charge of $18,000 ($40,000 in 2006 and $27,000 in 2005).

Blanket Mine recorded revenue for the 12 months of $10,001,000 from the 13,985 ounces of gold sold.  During 2007 the RBZ (RBZ) stipulated various possible payment methods for gold sales. The methods varied from “65% of revenue in USD and 35% of revenue in Zimbabwean dollars (“Z$”) to 100% revenue received in Z$ if gold is sold at the gold support price.  During the same period, the official exchange rate in Zimbabwe changed from Z$250 per US$1 to Z$30,000 per US$1.

The changes in the gold support price and the effective exchange rate received are shown in the table below

	Jan	Feb	Mar	Apr	May	June
Ave gold price USD/oz	631	665	655	679	667	655
Z$ Gold support price per gm	16,000	16,000	16,000	16,000	350,000	1,000,000
Effective Z$:USD exchange rate	789	748	760	733	16,322	47,489
Old Mutual Implied Rate– Z$’s per US$1	3,508	5,735	16,646	17,618	26,794	126,828
Effective discount to gold price based on buying power of the Z$	78%	87%	95%	96%	39%	63%

	Jul	Aug	Sept	Oct	Nov	Dec
Ave gold price USD/oz	665	665	713	755	806	803

Z$ Gold support price per gm	3,000,000	3,500,000	4,000,000	5,000,000	7,500,000	10,000,000
Effective Z$:USD exchange rate	140,324	163,712	174,503	205,995	289,440	387,362
Old Mutual Implied Rate– Z$’s per US$1	139,747	141,164	298,371	884,062	2,545,416	4,422,203
Effective discount to gold price based on buying power of the Z$	0%	0%	42%	77%	89%	91%

In January 2008 the gold support price was increased to Z$100 million per gram and in March 2008 was further increased to Z$700 million per gram.

During the year, the quarterly results (“Q”) of Blanket Mine have been translated into C$ using the rates of exchange (“ROE”) per the table below.

Z$’s per C$1	Q4 ROE	Q3 ROE	Q2 ROE	Q1 ROE
Sales revenue	275,926	156,590	14,220	713
Other income statement items	260,870	150,507	21,070	758
Monetary assets and liabilities	378,644	168,645	47,451	758
All other assets and liabilities	101.19	101.19	101.19	101.19

The rates are determined as follows:

Sales Revenue	The actual rate of exchange received on gold sales depending on the sale method chosen
Other income statement items	The average effective rate of exchange determined by the gold support price during the quarter
Monetary assets and liabilities	The quarter end effective rate of exchange determined by the gold support price during the quarter
All other assets and liabilities	Historic rate determined at July 1, 2006

During 2007, the Corporation invested $3,250,000 in capital assets and mineral properties ($3,579,000 in 2006 and $5,284,000 in 2005).   Of the amount invested in 2007, Blanket Mine spent $616,000 Nama spent $2,470,000 and Rooipoort spent $141,000. During the year $4,380,000 was raised from private placements, and the exercise of warrants and options, ($7,559,000 in 2006 and $6,588,000 in 2005) all net of issue costs.

The basic net income/ (loss) per share, for continuing operations, of ($0.008) in 2007, ($0.005 in 2006 and ($0.012) in 2005) has been calculated using a weighted average number of shares of 477,930,290 (423,838,628 for 2006 and 313,565,142 for 2005).

The funds raised were used to finance exploration activities at Nama and Rooipoort, to fund the holding costs at Barbrook and Eersteling Mine and to provide working capital for Greenstone Management Services.  Capital projects at Blanket Mine were funded from internally generated funds.

The Corporation had related party transactions with several of the Corporation’s Directors relating to their compensation and members of the President’s family in fiscal years 2007, 2006 and 2005.  They are detailed in Note 10 to the Corporation’s December 31, 2007 audited financial statements.   It is expected that related party transactions of a similar nature will continue during the current fiscal year of the Corporation.

Reference is made to Note 17 to the December 31, 2007 audited financial statements for a description of the impact of the difference between Canadian and U.S. accounting principles on the operations of Caledonia.

The most critical accounting policies for Caledonia under Canadian and US GAAP are detailed below with newly adopted policies covered immediately below under items i) – v)

i)

Financial Instruments

Recognition and Measurement Section 3855, Disclosure and Presentation Section 3861.These standard set out criteria for the recognition, measurement, disclosure and presentation of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

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

4.

Bank overdraft is classified as a “financial liability held for trading” as there is a contractual obligation to deliver cash. It is measured at fair value which is book value plus accrued interest. It is stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations.

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

ii)

Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transaction and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of the net income/(loss) to be presented in other “comprehensive income” until it is considered appropriate to recognize into net income/(loss). This standard requires the presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other consolidated financial statements. Accordingly, the Company now reports a Statement of Operations and Comprehensive Income and a Statement of Shareholder’s Equity which includes the account “accumulated other comprehensive income” in the shareholder’s equity section of the consolidated balance sheet.

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

The following accounting policy changes will be adopted in the following financial year:

(i)

Financial instruments and capital disclosure, Section 3862 and Section 1535

(ii)

Financial instruments presentation, Section 3863

(iii)

Inventories, Section 3031

(iv)

General standards of financial statement presentation, Section 1400

These standards are effective for the Company for interim and annual consolidated financial statements beginning on January 1, 2008 and the Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

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

B

Liquidity and Capital Resources

As of December 31, 2007, the Corporation had a working capital surplus of $65,000 (surplus of $2,874,000 at December 31, 2006 and a deficit of $325,000 at December 31, 2005). Current assets of $4,408,000 ($8,773,000 – 2006) reduced mainly due to lower inventory levels at Blanket Mine while the US dollar amount owed by RBZ increased due to late payment for gold sales. During the first quarter of 2008 the US dollar amount owed by the Reserve Bank Of Zimbabwe (RBZ) has increased from $1,780,000 at the 2007 year end to $2,500,000 in mid March despite having received $325,000 in payments. Details of cash flows and financing activities are presented in the consolidated statement of cash flows and note 5 (b) of the notes to the consolidated financial statements. During 2008, it is expected that the cash requirements of the Corporation will be met from the proceeds of the sale of Barbrook Mine and Eersteling Gold Mine and gold sales from Blanket Mine.

Anticipated cash inflows in 2008 will be used mainly by the Corporation on its exploration, development and production activities such as:

•

at Blanket Mine (internally generated) for the completion of the No 4 shaft expansion  - at an estimated cost of $750,000 to regain the 600 tpd ore delivery to the plant and an amount of $1,500,000 to reach the expanded rate of 1,000 tpd ore delivery.

•

the defined activities at the Corporation’s Nama Cobalt/Copper Project at an estimated cost of  $ 4,000,000

•

at Rooipoort and the other exploration of the South African PGE & Ni properties at an estimated cost of $1,250,000 .

•

corporate working capital

The funds raised will be sufficient to move forward with the direct development of the above assets if the projects are proven to be economically and technically justified.  Notwithstanding the estimated expenditure amounts for each of the programs described above, the Corporation cannot predict the actual amounts that will be spent on those programs.  It can be stated that the projects with top priority are the development of Nama, the installation of the 20 tpd metallurgical optimization testing plant at Nama, and the No. 4 shaft expansion project at Blanket Mine.  Decisions will be made to go ahead on the programs from time to time by Management as they, at that time, determine appropriate, based on results received in previous programs and funding available.

The Corporation does not have any significant long-term contractual obligations or commercial commitments other than the payment of its current liabilities and its four cobalt sales agreements.  It had two joint venture agreements with Ashton Mining of Canada Inc. and Motapa Diamonds Inc., in each case these partners were responsible for all property expenditures until a feasibility study has been completed.  The Corporation has minor obligations in respect of licence fees for its exploration and mining properties some of which are paid in full by the Corporation’s joint venture partners.   Now that Motapa wishes to withdraw from its JV on Mulonga Plain, the Corporation will be responsible for maintaining the Licences.   As of December 31, 2007 the Corporation had potential/contingent liabilities to do rehabilitation work on the Blanket, Barbrook and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,043,000. With the proposed sales of the Barbrook and Eersteling Mines, these obligations will pass on to the new owners.

The Corporation is debt free and only has overdraft facilities in Zimbabwe which are only used in extreme circumstances and for very limited periods.

Reference is also made to the Section 3 C above, titled “Risk Factors” for further information concerning liquidity and capital resources.

Reference is made to the “Comments by Auditors for U.S. Readers on Canada-US Reporting Conflict” and Note 17 to the 2007 Annual Financial Statements.

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

E.

Hyper-inflation

Zimbabwe, in which the Company’s producing Blanket Gold Mine is located, suffers from hyper-inflation.  In addition, Zimbabwe imposes official exchange rates which are not consistent with the non-official exchange rate.  This unique and difficult situation requires the Company’s accountants to, in consolidating the results of the Zimbabwe operations into the Company’s consolidated financial statements, make special adjustments which are in accordance with internationally recognized accounting practices relating to hyper-inflation situations.

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

Mr. Liverant was appointed to the Caledonia Board of Directors - and to the Company’s Audit Committee - in January 2007.

Leigh Wilson - Non-executive Director

Mr. Wilson, of Westport, Connecticut, USA and is currently the Independent Chair of the Victory Funds, Old Mutual Advisor Funds II & the Old Mutual Insurance Series Funds. He serves as a business advisor to public and private companies in the United States and Europe and has held a number of senior positions in the United States and Europe in the financial services and banking sectors, including Chief Executive Officer (“CEO”) of Paribas North America.  He is a Director of the Mutual Fund Directors Forum, and founded New Century Living Inc. in 1992, of which he is CEO.

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

B

Compensation

The amount of compensation paid, and benefits in kind granted to Caledonia’s directors who are also senior management is given under the "Summary Compensation Table" on page 10 of the 2008 Information Circular attached as Exhibit # 14b, incorporated herein by reference.

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

C

Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders.  The officers hold their positions subject to being removed by resolution of the Board of Directors.   The term of office of each Director expires as of the date that an Annual General Meeting of the shareholders is held - subject to the re-election of the Directors at such Annual General Meeting.  The shareholdings of the Directors, shown on pages 4 and 5 of Exhibit #14b are about 0.002% collectively of the total shares of Caledonia outstanding at December 31, 2007.

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

Details concerning Caledonia’s Board Composition, Audit, Compensation, Nominating, Disclosure and Corporate Governance committees are given in the 2008 Proxy and Information Circular attached as Exhibit #14b.

The following persons – all of whom are Directors except S. Curtis – comprise the following committees:

AUDIT

COMPENSATION

NOMINATING

GOVERNANCE

R. Liverant

C. Jonsson

R. Pardoe

R. Pardoe

R. Pardoe

R. Pardoe

L. Wilson

C. Jonsson

L. Wilson

S. Hayden

S. Hayden

DISCLOSURE

R. Pardoe

S. Hayden

C. Jonsson

J. Johnstone

S. Curtis

Terms of reference of the Audit Committee and the Compensation Committee are given in the Charter of the Audit Committee and the Charter of the Compensation Committee respectively. The Charters of the Committees are available on the company’s website at www.caledoniamining.com or, on request, from the Corporation’s offices listed in Section 4A of this report.

D

Employees – of Caledonia and its subsidiaries

The average, approximate number of employees, their categories and geographic location for each of the last 4 years are summarized in the table below:

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

B.

Share purchase options outstanding as of May 31, 2008 – being as to a total of 20,130,000

Name	Exercise Price C$	Expiry Date	Number of Options
I Forest	0.235	24 April , 2012	500,000
FC Harvey	0.235	24 April , 2012	2,000,000
FC Harvey	0.155	18 March, 2013	400,000
SE Hayden	0.235	24 April , 2012	4,000,000
J Johnstone	0.235	24 April , 2012	2,000,000
J Johnstone	0.155	18 March, 2013	400,000
S Poad	0.345	2 June, 2012	150,000
S Poad	0.26	29 April ,2014	200,000
L Wilson	0.155	18 March, 2013	500,000
C Jonsson	0.235	24 April , 2012	1,500,000
C Jonsson	0.155	18 March, 2013	1,000,000
R Fasel	0.26	15 August, 2014	200,000
GR Pardoe	0.11	01 February, 2015	4,000,000
J Blaine	0.26	29 April ,2014	200,000
E Merringer	0.155	18 March, 2013	70,000
A Lawson	0.26	29 April ,2014	60,000
T Pearton	0.26	29 April ,2014	150,000
Coronet Investments	0.14	11 July, 2010	1,000,000
SR Curtis	0.13	11 May, 2016	300,000
SR Curtis	0.1125	31 May, 2012	400,000
R Liverant	0.11	23 January, 2017	200,000
Caledonia Holdings Africa(1)	0.1125	31 May, 2012	900,000

TOTAL			20,130,000

(1)

The options granted to Caledonia Holdings (Africa) Limited – a subsidiary of Caledonia – are for the benefit of certain employees of a subsidiary of Caledonia.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Significant shareholders

To the best of Caledonia's knowledge, as of December 31, 2007 there is one known shareholder that beneficially owns, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia.  There are also two intermediaries/nominees – CDS & Co. and CEDE & Co. –  who hold shares registered in their names but are not the beneficial owners of the shares.  The shares registered in their names are as follows:

Name of Shareholder	Number of Shares Held	% of Shares Issued
CDS & Co. , Toronto, Canada	300,924,911	61.68
CEDE and Co., New York, USA	67,370,212	13,81
Max Glauser, Zurich, Switzerland	31,000,000	6,35

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

Geographic Area	Number of Shares Held	Percentage of Shares Issued
USA	93,344,428	19.13
Canada	323,777,540	66,37
Europe	54,459,163	11.16
Other	16,288,149	3.34

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

FINANCIAL INFORMATION

A

Consolidated Statements and Other Financial Information

Attached as Exhibit 14a is the 2007 audited Consolidated Annual Financial Statements of Caledonia, which reports include the audited financial statements of Caledonia and which are incorporated herein by reference. Note 17 of these financial statements titled "Generally Accepted Accounting Principles in Canada and the United States" compares the differences in GAAP between the two countries.

The 2007 consolidated financial statements have been audited by BDO Dunwoody LLP and comprise the following:

Auditor’s Report

Comments by Auditors for U.S. Readers

Balance sheet

Statement of Changes in Shareholders’Equity

Statement of Operations and Comprehensive Income(Loss)

Statement of cash flows

Summary of significant accounting policies

Notes to the consolidated financial statements

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

Apart from the conclusion of the sale of Barbrook Mine there have been no significant changes since December 31, 2007.

LISTINGS

Caledonia’s stock trades on the Toronto Stock Exchange under the symbol "CAL"  on the NASDAQ Stock Exchange’s "Over-the-counter Bulletin Board" under the symbol "CALVF" and since June 2005 on the AIM market in London, England under the symbol “CMCL”

The trading history is as follows:

(a)

5 Year Market Trading Record - for the following calendar years:

Stock Exchange	2003	2004	2005	2006	2007
TORONTO ($Cdn.)
High	$0.61	$0.465	$0.18	$0.23	$0.23
Low	$0.22	$0.12	$0.10	$0.095	$0.09
Volume (1000s)	99,233	56,934	61,214	132,323	105,226
NASDAQ (US$)
High	$0.39	$0.37	$0.15	$0.204	$0.20
Low	$0.16	$0.10	$0.08	$0.082	$0.07
Volume (1000s)	440,811	210,251	105,151	212,028	187,988
LONDON (UK pence)
High	-	-	6.25p	11.0p	9.0p
Low	-	-	4.50p	4.9p	4.09p
Volume (1000s)	-	-	856,154	12,240	8,530

(b)

2 Year Market Trading Record by Quarter for the last 8 quarters – ending March 31, 2008

Stock Exchange	London AIM		TSE TSE		NASDAQ NASDAQ
Share Price	High	Low	High	Low	High	Low
2006 - 1st Qtr	7.25p	5.50p	$0.190	$0.105	$0.16	$0.09
2006 - 2nd Qtr	11.0p	6.50p	$0.230	$0.125	$0.20	$0.108
2006 - 3rd Qtr	9.1p	6.50p	$0.180	$0.120	$0.16	$0.112
2006 - 4th Qtr	6.75p	5.0p	$0.150	$0.095	$0.14	$0.082
2007 - 1st Qtr	6.0p	4.09p	$0.15	$0.09	$0.13	$0.07
2007 - 2nd Qtr	9.0p	5.25p	$0.23	$0.13	$0.20	$0.11
2007 - 3rd Qtr	8.5p	5.75p	$0.15	$0.11	$0.15	$0.11
2007 - 4th Qtr	7.45p	5.09p	$0.15	$0.10	$0.15	$0.10
2008 - 1st Qtr	10.4p	5.55p	$0.20	$0.10	$0.21	$0.10

(c)

6 Month Market Trading Record by Month – October 2007 to March 2008

Stock Exchange	London AIM		TSE TSE		NASDAQ TSE
Share Price	High	Low	High	Low	High	Low
October 2007	7.45p	6.25p	$0.15	$0.13	$0.15	$0.12
November 2007	7.12p	5.09p	$0.14	$0.10	$0.14	$0.10
December 2007	6.15p	5.50p	$0.12	$0.10	$0.12	$0.10
January 2008	9.25p	5.55p	$0.17	$0.10	$0.17	$0.10
February 2008	9.75p	7.30p	$0.20	$0.15	$0.20	$0.16
March 2008	10.40p	9.0p	$0.20	$0.17	$0.21	$0.17

ADDITIONAL INFORMATION

A

Memorandum and articles of association

The memorandum and articles of association of Caledonia have previously been provided.   Copies may be obtained upon request being made to one of Caledonia’s offices shown in section 4A of this document.

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

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2007, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.  The CEO and CFO concluded that, despite the deficiencies noted below, the Company’s disclosure controls and procedures were effective as of December 31, 2007.

Based on that evaluation the CEO and CFO have determined that the Company had insufficient personnel to ensure appropriate segregation of duties within the Financial Reporting and Review Process. Specifically, the responsibilities assigned to the Company’s CFO include substantially all financial statement and note creation functions. No additional personnel in the Company, apart from the members of the Audit Committee, perform functions at a level of precision and involvement that would adequately prevent or detect immaterial misstatements on a timely basis. As an additional result of the insufficient personnel the Company did not maintain formal policies and procedures regarding end-user computing control over the access to, completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process.  In 2008 the Company experienced and discovered an operational deficiency that caused the 2007 Form 20-F Annual Report to be filed prior to it being approved by the Disclosure Committee.

Management has concluded that, despite the lack of segregation of duties and computing controls, a material misstatement in financial reporting is not a “reasonable possibility” (as defined in applicable SEC guidance).  The Blanket Mine (which is operated by the Company’s wholly owned subsidiary Blanket Mine (1983) (Private) (Limited) is the Company’s only operating mine and preparation of its operating results are performed by the  CFO of the subsidiary and an accounting team in Zimbabwe. These results are reviewed by Company management and then incorporated into the consolidated financial statements of the Company.

The Company has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the  Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities and to allow timely decisions regarding required disclosures.

(b)

Management’s annual report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting by the Company. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and by the use of external consulting experts. Based on such assessment and criteria, management has concluded that control weaknesses exist due to lack of segregation of duties and controls over submission of filings with the SEC.   However, Management has concluded that the weaknesses  identified are not material and that the internal controls over financial reporting that are in place were effective as of December 31, 2007.   Management’s conclusion is based on its determination that the noted weaknesses do not create a reasonable possibility that material misstatements in financial statements will not be prevented or detected on a timely basis.

(c)

Attestation Report of registered public accounting firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

(d)

Changes in internal controls over financial reporting. There were no significant changes in the Company’s internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.   See also the information given in section 5A with respect to critical accounting policies.

16

(RESERVED)

16A

Audit Committee Financial Expert

(a)

Caledonia’s Board of Directors has determined that the three members of its Audit Committee are all financial experts.

(b)

The financial experts serving on the audit committee are Mr. G.R. Pardoe, Mr. R. Liverant and Mr. L. Wilson who are also all independent directors under the NASDAQ rules.

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

2007(1)

  $

  $

-  Audit fees

             185,226

195,000

- Audit – related fees

         -

            -

- Tax fees

         -

           -

- All other fees

                       -

           -

             185,226

195,000

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

Exemptions from the Listing Standards for Audit Committees

Nil.

16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the issuer or any “affiliated purchaser“ of shares or other units of any class of the issuer’s equity securities that are registered by the issuer pursuant to section 12 of the Exchange Act.

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

Statement and are incorporated herein by reference:

12.   Certifications Pursuant to Rule 13a-14(a)(17CFR240.13a-14(a) or Rule 15d-14(a)(17CFR240.15d-14(a).

13.

A Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.a

Caledonia Mining Corporation, 2007 Consolidated Annual Audited Financial Statements.

14.b

Proxy and Information Circular

14.c

Mineral Properties.

14.d

Summary of Report on Nama Property

14.e

Summary of Report on Blanket Mine Property

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amended Annual Report on its behalf.

DATED at Johannesburg, South Africa, on the 1st  day of August, 2008.

CALEDONIA MINING CORPORATION

Per:

(Signed)

Stefan Hayden

President, Chief Executive Officer and Director

EXHIBIT #12

CALEDONIA MINING CORPORATION

CERTIFICATIONS

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stefan E. Hayden, certify that:

1.

I have reviewed this amended annual report on Form 20-F of Caledonia Mining Corporation (the “Company”).

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

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company, and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

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

Date:

August 1st, 2008

(signed) S.E. Hayden

President and Chief

Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I  Steven Curtis, certify that:

1.

I have reviewed this amended annual report on Form 20-F of Caledonia Mining Corporation (the “Company”).

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

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company, and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the company’s disclosure controls and procedures  and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.

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

Date:  August 1st, 2008

(signed)  Steven Curtis

Vice- President Finance and Chief

Financial Officer

EXHIBIT #13

CALEDONIA MINING CORPORATION

Certifications Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Stefan E. Hayden, President and Chief Executive Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

By:

(signed) S. E. Hayden

Stefan E. Hayden, President and Chief Executive Officer

Caledonia Mining Corporation

Date:

August 1st, 2008

A signed original of this written statement required by Section 906 has been provided by Stefan E. Hayden and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Steven Curtis, Vice President Finance and Chief Financial Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1

The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

By:   (signed) Steven Curtis

Steven Curtis, Vice President Finance and Chief Financial Officer

Caledonia Mining Corporation

Date:

August 1st, 2008

A signed original of this written statement required by Section 906 has been provided by Steven Curtis and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT #14a

CALEDONIA MINING CORPORATION

2007 ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

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

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

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

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

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

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

.

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

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

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

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

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

ii)

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

The various assets and liabilities were classified as follows on adoption:

6. Cash and cash equivalents are classified as “assets held for trading”. They are stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations. We have no derivative financial instruments that would have been classified on a similar basis.

7. Investments are classified as “assets available for sale”. They were previously presented at cost but will now be presented at fair value and the gains/losses arising from their revaluation at the end of each quarter will be included in other comprehensive income. When a decline in fair value is other than temporary, the accumulated loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

8. Trade receivables are classified under “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

4.Bank overdraft is classified as a “financial liability held for trading” as there is a contractual obligation to deliver cash. It is measured at fair value which is book value plus accrued interest. It is stated at fair value

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

and any gains/losses arising on revaluation at the end of each period are included in the statement of operations.

4. Accounts payable and accrued liabilities and long term debt are classified under “other financial liabilities”. They are recorded at their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

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

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

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

(v)

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

(in thousands of Canadian Dollars)   December 31, 2007, 2006 and 2005

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

EXHIBIT #14b

CALEDONIA MINING CORPORATION

Proxy and Information Circular

Notice of Annual and Special

Meeting of Shareholders

to be held May 16, 2008

Proxy and Information Circular

CALEDONIA MINING CORPORATION

NOTICE OF ANNUAL

MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders of Caledonia Mining Corporation (the "Corporation") will be held in Boardroom No. 44-01, 44th Floor, Scotia Plaza (the offices of the Corporation’s Toronto Solicitors, Borden Ladner Gervais LLP), 40 King Street West, Toronto, Ontario, on  Friday, May 16, 2008 commencing at 10:00 a.m. for the purposes of:

1.

receiving the annual report that includes the financial statements and Auditors' report thereon for the financial year ended December 31, 2007;

2.

electing directors;

3.

appointing Auditors and authorizing the directors to fix their remuneration;

4.

considering re-approval of existing Stock Option Plan;

5.

considering approval of a Shareholder’ Rights Plan;

6.

transacting such other business as may properly be brought before the meeting.

A copy of the annual report, form of proxy and management proxy circular accompany this notice.  A copy of the Corporation's Form 20F, filed with the United States Securities and Exchange Commission has been filed on SEDAR as the Corporation’s Annual Information Form and can be viewed on the Company’s website.

Shareholders will be entitled to vote at the meeting in person or by proxy.  Shareholders not attending the meeting may exercise their right to vote by promptly signing, dating and returning the proxy provided  – or instruct intermediaries who hold their shares to submit proxies on their behalf

BY ORDER OF THE BOARD

DATED:   April 15, 2008

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation by and on behalf of the management of Caledonia Mining Corporation (the "Corporation") of proxies to be used at the Annual Meeting (the "Meeting") of Shareholders of the Corporation to be held on Friday, May 16, 2008 at 10.00 am local time, in Boardroom 44-01, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting.  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees or agents of the Corporation.  The cost of any such solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Corporation.  A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name, which need not be a shareholder of the Corporation, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy.  In all cases, the completed proxy is to be deposited at the registered office of the Corporation or at the offices of Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than 4:30 p.m. (Toronto, Canada local time) on Wednesday, May 14, 2008.

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

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 10, 2008, the Corporation had outstanding 500,169,280 common shares, each carrying the right of one vote per share.  To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all issued shares of the Corporation.

The Board of Directors of the Corporation has fixed the record date as April 24, 2007 for the purpose of determining who is entitled to receive Notice of Meeting.  Shareholders entitled to vote at the meeting will be the shareholders of record at 10:00 a.m. (Toronto, Ontario time) on May 15, 2008.  The failure of any shareholder to receive notice of the Meeting shall not deprive the shareholder of voting at the Meeting.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited [“CDS”]) of which the Intermediary is a participant.  In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

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

Name, Office Held and Municipality of Residence	Principal Occupation	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
G. Rupert Pardoe, (1)(2)(3)(4)(5) Non-executive Chairman & Director Johannesburg, South Africa	Business executive. From 2001 to 2004 employed by ABSA Bank Limited of Johannesburg, South Africa as Group Executive Director and from 2003 to 2004 as Deputy Group Chief Executive. Prior to this was employed by Anglo American Corporation from 1981 where he was Finance Director from 1997.	2005	Nil

Stefan E. Hayden, (2)(3)(5) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Corporation and Director of all Caledonia’s subsidiary companies. Chief Executive Officer of Eersteling Gold Mining Company Limited, Greenstone Management Services (Pty) Ltd., and Barbrook Mines Limited.	1996	Nil
James Johnstone, (5) Director Gibson, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Corporation and Director of various subsidiary companies.	1997	Nil
F. Christopher Harvey, Director, Oakville, Ontario, Canada	Retired. Until 31 December 2005 employed as Technical Director and Secretary of the Corporation and Director of various subsidiary companies.	1993	4,300
Carl R. Jonsson,(2)(3)(5) Director & Secretary, Vancouver, British Columbia, Canada	Principal of Tupper, Jonsson & Yeadon, Barristers & Solicitors.	1992	59,469
Robert. Liverant(1) Director Vancouver, British Columbia, Canada	Retired Chartered Accountant. Director of various other public companies including Bonaventure Enterprises Inc. since 2006 and Valterra Resources Corp. since 2006.	2007	Nil
Leigh A. Wilson(1)(4) Director Westport, Connecticut, USA	Director of numerous U.S. based investment funds.	March 2008	Nil

Notes:

(1) Member of Audit Committee, (2) Member of Compensation Committee, (3) Member of Corporate Governance Committee,

 (4) Member of Nominating Committee, (5) Member of Disclosure Committee.

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

-

Director and Secretary of Global Net Entertainment Corp. (since renamed Guildhall Minerals Ltd.).  Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

-

Director until February 4, 2005 of TelcoPlus Enterprises Ltd.  Cease Trade Order was issued against it for failure to file and           distribute financial statements - which was rescinded when the financial statements were filed.

At the present time the following Caledonia directors who are nominated for re-election are also directors of the following public issuers:

Rupert Pardoe - Platmin Limited	Chris Harvey - none
Stefan Hayden - none	Jim Johnstone - none

Carl Jonsson

-

Bonterra Energy Income Trust

-

Comaplex Minerals Corp.

-

Comet Industries Ltd.

-

Guildhall Minerals Ltd.

-

Acrex Ventures Ltd.

-

Dolly Varden Resources Ltd.

-

Alder Resources Ltd.

-

Pine Cliff Energy Ltd.

-

Emissions Differentials Inc.

-             Armadillo Resources Ltd.

-             Astorius Resources Ltd.

Robert Liverant - Bonaventure Enterprises Inc. Valterra Resources Corp. Leigh Wilson - none

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting;  Provided that:

(a)

Many of such persons hold share purchase options granted to them by the Company and therefore have an interest in the reapproval of the Option Plan;

(b)

Many of such persons are shareholders, or may through the exercise of options become shareholders, and therefore have an interest in the Shareholders’ Rights Plan being submitted to the Meeting.

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

ADOPTION OF STOCK OPTION PLAN

The shareholders will be asked to re-approve the Company’s Stock Option Plan (“Plan”) dated April 10, 2007 which , pursuant   to the rules of The Toronto Stock Exchange, must be submitted to the shareholders annually for re-approval.  In some previous years shareholders approved predecessor stock option plans which contained specifications of the specific numbers of shares of the Company which could be optioned under those plans.  All of the options which were previously issued are now considered to be governed by the Plan.

The Company proposes re-approval of the Plan.  The principal terms of the Plan are that:

(a)

the total number of options that the Company has outstanding at any one time – including those issued under predecessor plans – can never be as to a number of shares which exceed 10% of the number of issued shares of the Company;

(b)

the terms and the exercise prices of options granted will at all times be entirely within the policies and rules of the Exchange;

(c)

options will only be granted to Company directors, officers, employees and service providers;

(d)

options will only be granted which have been approved by the Compensation Committee and the Board of Directors.

A copy of the Plan is attached as Appendix “A”.

SHAREHOLDER RIGHTS PLAN

1.

On April 10, 2008, the Company implemented a Shareholders Rights Plan (the “Rights Plan”), the terms and conditions of which are set out in the Shareholders Rights Plan Agreement (the “Rights Agreement”) dated April 10, 2008 with Equity Transfer Services Inc., as Rights Agent.  The Rights Plan is currently effective but is subject to approval by ordinary resolution by the shareholders of the Company at the Meeting as required by the TSX Exchange.  Shareholders will be asked to consider and, if deemed advisable, to approve, ratify and confirm the Rights Plan and all rights to purchase common shares (the “Rights”) issued pursuant to the Rights Plan.  The Rights Plan has a term of approximately three years and will remain in effect until the close of the first annual meeting of shareholders of the Company occurring following three years from May 10, 2008, unless extended by the shareholders.  The Rights Plan is similar to plans adopted by other Canadian public companies and approved by their shareholders.

2.

The Board has determined that the Rights Plan is in the best interest of the Company and its shareholders and unanimously recommends that shareholders vote in favour of the Rights Plan.

Purpose of the Rights Plan

(The capitalized terms used below in relation to the Rights Plan that are not otherwise defined herein have the same meaning given to them in the Rights Agreement.)

The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Company.  The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company; it will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and it will allow additional time for competing bids to emerge. Existing securities legislation in Canada requires a take-over bid to remain open for only thirty-five (35) days.  The Board does not believe that this period is sufficient to permit the Board to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for the Company’s shares than the Offeror.  In addition, the Board is concerned that, while securities legislation has addressed many concerns of unequal treatment of shareholders, there remains the possibility that control or effective control may be acquired pursuant to a private agreement in which a small number of shareholders dispose of shares at a premium to market price which is not shared with the other shareholders.  Also, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or fair sharing of any control premium among all shareholders.  The Rights Plan addresses these concerns by applying to all acquisitions of 20% or more of the common shares of the Company.

Under the Rights Plan, a bidder making a Permitted Bid (as defined below) for the common shares may not take up any shares before the close of business on the sixtieth (60th)  day after the date of the bid and unless at least 50% of the common shares not Beneficially Owned by the person making the bid and certain related parities are tendered or deposited and not withdrawn, in which case, a public announcement of that fact must be made and the bid must be extended for ten (10) business days on the same terms.  The Rights Plan will encourage an Offeror to proceed by way of a Permitted Bid, or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the Offeror’s position.  The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis.

In recent years, unsolicited take-over bids have been made for the shares of a number of Canadian companies, particularly in the natural resource industry.  Many of these companies had a shareholder rights plan in place which was used by the board of directors of the target company to gain time to seek alternatives to the bid with the objective of enhancing shareholder value.  In most cases, a change of control ultimately occurred at a price in excess of the original bid price; accordingly, the existence of a shareholder rights plan should not and is not intended to prevent unsolicited take-over bids for the common shares.

Canadian securities regulators have concluded in recent decisions relating to shareholder rights plans that a target company’s board of directors will not be permitted to maintain a shareholder rights plan solely to prevent a bid, but may do so if the board is actively seeking alternatives to a take-over bid, and if there is a real and substantial possibility that the board can increase shareholder choice and maximize shareholder value.

The Rights Plan is not being proposed in response to, or in anticipation of, any particular acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers.  The Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the Canada Business Corporations Act to promote a change in the management or direction of the Company.  The Rights Plan may, however, increase the price to be paid by a potential Offeror to obtain control of the Company and may discourage certain opportunistic and coercive offers that might not be in the best interests of all shareholders.

The Rights Plan does not affect in any way the financial condition of the Company.  The initial issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying common shares and become exercisable.  The adoption of the Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its shareholders.  The issuance of Rights will not change the manner in which shareholders currently trade their common shares.  Shareholders do not have to return their share certificate(s) in order to have the benefit of the Rights.

Terms of the Rights Plan

The following is a summary of the terms of the Rights Plan.  This summary is qualified in its entirety by the Rights Agreement.  The full text of the Rights Plan will be available for review at the Meeting and is available prior to the Meeting upon request made to the Company at:  Caledonia Mining Corporation, 1710 – 1177 West Hastings Street, Vancouver, B.C., Canada V6E 2L3;  attention:  Secretary; Email:  Jonsson@securitieslaw.bc.ca .  The Rights Plan  may also be viewed on SEDAR at www.sedar.com.

One Right was issued by the Company pursuant to the Rights Agreement in respect of each common share outstanding at 5:00 p.m. (Toronto, Canada daylight saving time) on April 10, 2008 the "Record Time").  One Right also will be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time.  Each Right entitles the holder, from and after the Separation Time and prior to the Expiration Time, to purchase from the Company one common share at a price equal to one half of the market price for the common shares of the Company, subject to certain anti-dilution adjustments.  The Rights will not be exercisable until the Separation Time.  Upon the occurrence of a Flip-in Event, each Right held by a non-Acquiring Person will become exercisable and may be traded separately from the common shares.

Until the Separation Time, the Rights will trade together with the common shares, will be represented by the common share certificate, and will not be exercisable.  After the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates, and will be transferable separately from the common shares.

The Separation Time is defined in the Rights Agreement as the close of business on the tenth (10th) Business Day (or such later day as may be determined by the Board) after the earlier of:

(a)

the Stock Acquisition Date, which is the date of the first public announcement that a Person has become an Acquiring Person (defined in the Rights Agreement as a person who has acquired, other than pursuant to an exemption available under the Rights Plan or pursuant to a Permitted Bid, Beneficial Ownership of 20% or more of the common shares of the Company);

(b)

the date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of an intention of any Person (other than the Company or any Subsidiary of the Company) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid) to acquire Beneficial Ownership of 20% or more of the Common Shares of the Company; and

(c)

the date on which a Permitted Bid ceases to qualify as a Permitted Bid.

A Permitted Bid is defined in the Rights Agreement as a Take-over Bid which is made by means of a Take-over Bid circular and which also complies with the following requirements:

(a)

the Take-over Bid is made to all registered holders of common shares;

(b)

the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no common shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than sixty (60)  days after the date of the Take-over Bid and only if at such date more than 50% of the common shares held by Independent Shareholders, including those held by the Acquiring Person, shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(c)

the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, common shares may be deposited pursuant to such Take-over Bid at any time during the period of time specified in (b) above and that any common shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(d)

the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which common shares may be taken up and paid for, more than 50% of the common shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of common shares for not less than ten (10) business days from the date of such public announcement.

If an Offeror successfully completes a Permitted Bid, the Rights Plan provides that the Rights will be redeemed by the Company at $0.00001 per Right.

If a potential Offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a bid pursuant to a Take-over Bid circular on terms which the Board considers fair to all shareholders.  In such circumstances, the Board may waive the application of the Rights Plan to the proposed Take-over bid, thereby allowing such bid to proceed without dilution of the Offeror, and will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made by Take-over Bid circular.  All other waivers require shareholder approval except in the case of inadvertent triggering of the application of the Rights Plan.

A Flip-in Event is any transaction pursuant to which any Person becomes an Acquiring Person.  Except as set out below, upon the occurrence of any Flip-in Event, from and after the close of business on the tenth (10th) trading day following the Stock Acquisition Date:

(a)

any Rights Beneficially Owned by the Acquiring Person and any Affiliates and Associates of the Acquiring Person or any Person acting jointly or in concert with the Acquiring Person will become void (and any transferees thereof); and

(b)

each Right (other than Rights which are void) will entitle the holder thereof to purchase that number of common shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price.

An offeror can avoid a Flip-in Event by making a Permitted Bid or negotiating with the Board.  The Board may, with shareholder approval, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right.

The Company may, from time to time, supplement or amend the Rights Agreement to correct clerical or typographical errors or to maintain the validity of the Rights Agreement as a result of a change in law.  All other amendments after the Meeting require shareholder approval.

OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

REPORT ON EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with the applicable regulation (the "Regulation") under the Securities Act (Ontario), sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2007 in respect of the named executive officers:

Summary Compensation Table

	Annual Compensation Long Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
Name and				Other Annual	Options/	Restricted	LTIP	All other
Principal		Salary	Bonus	Compensation	SARs	Share Units	Payouts	Compensation
Position	Year	($)	($)	($) (1)	Granted (#)	(#)	($)	($)
Stefan Hayden(2)	2007	435,600	-	124,631	-	-	-	-
President and	2006	354,000	-	180,000	-	-	-	-
Chief Executive Officer	2005	360,000	-	80,672	-	-	-	-

Steve Curtis	2007	190,579	-	-	400,000	-	-	-
Vice-President	2006	152,400	-	-	300,000(4)	-	-	-
& Chief Financial
Officer

Carl R. Jonsson	2007	-	-	10,000	-	-	-	(3)
Secretary	2006	-	-	10,000	-	-	-	(3)
	2005	-	-	10,000	-	-	-	(3)

Notes:

(1)   Perquisites and other personal benefits for each of the named executive officers, with the exception of Mr. Hayden did not exceed the lesser of $50,000 and 10% of total annual salary and bonus in 2005, 2006 and 2007.

(2)   Mr. S. E. Hayden is employed indirectly by the Corporation through a management and administrative agreement.

(3)

Mr. Jonsson receives no remuneration for acting as the Secretary of the Corporation, in  addition to his annual Director’s fee of $10,000 and an hourly compensation for time spent by him in preparing for or traveling to meetings of the Board of Directors of the Company.  Mr. Jonsson is a principal of the Company’s Canadian solicitors, Tupper Jonsson & Yeadon, and in that capacity Mr. Jonsson acts as the Company’s lawyer and provides all of his services to the Company.  He indirectly benefits from the legal fees that are paid to Tupper Jonsson & Yeadon for services rendered to the Company.

(4)

Mr. Curtis, following his appointment in April 2006, was granted options to purchase 300,000 shares of the Company, exercisable at $0.13 per share.  In June, 2007an additional 400,000 options, exercisable at $0.1125 were granted to Mr. Curtis.

The following table (presented in accordance with the Regulation) sets forth stock options granted by the Board of Directors of the Corporation during the fiscal year ended December 31, 2006 to the named executive officers:

Option/SAR Grants in Last Fiscal Year

Name	Securities Under Options/SARs Granted # - all common shares	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Steven Curtis	400,000	26.67	0.1125	0.1125	May 31, 2012
Robert Liverant	200,000	13.33	0.11	0.11	January 23, 2017

The following table (presented in accordance with the Regulation) sets forth stock options exercised by the named executive officers during the fiscal year ended December 31, 2007, and held unexercised at December 31, 2007.

Option/SAR Exercises in Last Fiscal Year

Value of Unexercised in-
			Unexercised	the-Money (1)
	Securities		Options/SARs at	Options/SARs at
	Acquired		December 31, 2007	December 31, 2007
	on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

S. E. Hayden	Nil	Nil	4,175,000/Nil	Nil/Nil

S. Curtis	Nil	Nil	433,334/266,666	Nil/Nil

C. Jonsson	Nil	Nil	1,516,000/Nil	Nil/Nil

Notes:

(1)  "In-the-money” means the excess of the market value of the shares of the Corporation outstanding on December 31 2007 over the exercise price of the options.  All of the options shown are exercisable for amounts in excess of the market value on December 31, 2007.

The Corporation does not have a long-term incentive plan, a pension plan or other form of defined benefit plan – other than its Stock Option Plan.

Termination of Employment, Change of Responsibilities and Employment Contracts

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for (i) a "Key Executive Severance Protection Plan" between Caledonia and. S.E. Hayden dating from 1996 and (ii) the indirect employment of Mr. S.E.Hayden through a management and administrative agreement.  The “Severance Plan” calls for severance payments to these executives if employment is terminated as a result of a change of control of Caledonia.  The corporation has an agreement with Mr. Pardoe providing for his engagement as Chairman and for compensation for the services provided to Caledonia by him. There are letters of appointment dated May 10, 2005 with Messrs. Harvey and Jonsson.  Caledonia has also entered into Indemnification Agreements with the Directors and Senior Officers.  Further, Caledonia has also purchased Directors and Officers Insurance which provides some insurance protection to them.

Composition of the Compensation Committee

The Corporation has a Compensation Committee (“Committee”) comprised of three directors.  All issues as to compensation of  the Officers are considered by the Committee, the members of which, during the fiscal year ended December 31, 2005, were G.R. Pardoe (Chairman), C. R. Jonsson  and  S. E. Hayden.  Mr. S. E. Hayden as President and CEO of the Corporation is an inside director. Mr. Hayden abstained from voting on compensation matters pertaining to him.  Mr. G.R. Pardoe was appointed  as a  member of the committee in March 2005. Since March 2005 and since that date has provided the company with consulting services for which he has been compensated.   He has therefore been a service provider within the past three years and may be considered a non-independent director  Ontario Securities Commission (“OSC”) rules.  Mr. Jonsson continues to provide the company with legal services and is paid for these services at normal rates.   He has therefore been a service provider within the past three years and is not considered an independent director.

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

Compensation of Directors

The Compensation Committee reviews the compensation paid to directors annually. Based on compensation paid to Directors at other companies comparable to Caledonia and on the additional risks and responsibilities assumed by the directors it recommends compensation paid to Caledonia’s directors. Effective July 1, 2004 the fees paid to Directors was increased to $10,000 Canadian and reimbursement of out of pocket expenses relating to attendance at a board or committee meeting.  Prior to 2004 directors were paid an annual directors fee of $5,000. The Corporation obtained, in June 2003, liability insurance for directors and officers of the Corporation and its affiliates with coverage of $1,000,000 Canadian per occurrence and in the aggregate. In February 2005 Mr. Pardoe was appointed a director of Caledonia and as Chairman of the Board, with an annual fee of $30,000 to be paid quarterly.  He is also compensated at $3,000 per day for services provided to Caledonia.  Mr. Liverant was appointed to the Board in January 2007 at which time he was paid one-half of his director’s fee for 2007.

Effective July 5, 2005 each of the non-executive directors is also compensated for time spent in preparing and participating in telephone conference Board and Committee meetings and for travel and attending Board meetings being:

-  $275 per hour for preparation for and participating in telephone meetings of the Board and Committees;

-  $3,000 per day for participating in meetings of the Board and travel time to get to and from the location of a board meeting.

It is understood that should the Corporation’s treasury be unable to afford this compensation, the payments will be deferred until adequate funds are available.

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the common shares of the Corporation with the TSX Composite Index for the last five years on the basis of cumulative total return.

Caledonia Shares vs TSX Composite at December 31, 2007 (assuming $100 of Caledonia shares were purchased on December 31, 2002:

		Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07
CALEDONIA MINING CORPORATION	~~--------------~~	$100	$102	$32	$28	$24	$28
TSX 300 COMPOSITE INDEX	--------------	$100	$124	$141	$171	$195	$209

CORPORATE GOVERNANCE PRACTISE

The Corporation is subject to Canadian National Instrument 58-101 (“NI 58-101”) Disclosure of Corporate Governance Practices. This Instrument requires a company to include in its management information circular the disclosure required by Form 58-101F1.  The Corporation's Statement of Corporate Governance Practices, which has been prepared by the Corporate Governance Committee follows:

Mandate of the Board

The Board of Directors of the Corporation is responsible for the overall stewardship of the Corporation, and has full power and authority to manage and control the affairs and business of the Corporation.  The mandate of the Board of Directors is detailed in the “Charter of the Board of Directors” which is attached to this Information Circular as Appendix A and can be viewed at the Corporations head office, at the Annual Meeting of Shareholders and on the Corporation’s website at www.caledoniamining.com.

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

The Board holds regular meetings and additional meetings to address special items of business.  The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. On average the Board has met between nine and ten times per year during the past five years.

As part of the Board's responsibility for the strategic planning process of the Corporation, the Board considers and, where appropriate, adopts the goals of the business that are proposed by Management and the strategies and policies within which the Corporation is managed.  Management is required to seek the approval of the Board for material deviations, financial or otherwise, from the approved business goals, strategies and policies of the Corporation.***

Board Composition

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

The Board has concluded that two of the seven directors, Messrs.  Liverant and Wilson, are independent directors within the meaning of the NI 58-101 definitions.  In reaching these conclusions, the Board has examined the factual circumstances of each director and has considered any interests and business or other relationship that any director may have with the Corporation.    Mr. S. E. Hayden is a related director by virtue of his position as the President and Chief Executive Officer of the Corporation and Mr. J. Johnstone  is a related director by virtue of his position as an employee of the Corporation until September 30, 2006 and since then has provided consulting services to the Corporation.  Mr. Harvey was an employee of the Corporation until December 31, 2005 since then he has provided consulting services to the Corporation and is thus a related director.  Similarly Messrs Jonsson and Pardoe have respectively provided legal and consulting services to the Corporation and are thus related directors. The Board believes that the extensive knowledge of Messrs. Hayden, Johnstone, Jonsson and Harvey of the Corporation's business is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.  The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Mr. Pardoe is most valuable to the other directors and to the Corporation as a whole.

Caledonia’s Board members consider that the Board’s current composition is efficient and appropriate considering the extent of the Corporation’s activities and the location of the properties on which most of its activities are conducted.

Caledonia’s shareholders determine each year the number of directors to be elected at the annual general meeting.

The Board is aware of the need to use independent judgement in carrying out its duties.  The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Chairman of the board of directors is mandated to “Ensure the Board has the opportunity to meet separately without management present”.  He does this by enquiring at each board meeting if any independent directors wishes such a meeting.

The Corporation does not have a significant shareholder, defined  by the TSX as a shareholder with the ability to exercise a majority of votes for the election of directors.

Position Descriptions and Charters

The board has developed a written position descriptions for the Chairman of the Board and the Chief Executive Officer, but does not have written position descriptions for the chairmen of each board committee.  The Board has adopted committee charters for the Audit, Compensation, Corporate Governance and Nomination committees, these charters outline the responsibilities of each committee and the reporting responsibilities of the committee chairman.

Board Committees

The Board of Directors has five standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee and the Disclosure Committee.  The Board has established a policy to strive to implement the recommendations of National Policy 58-101 wherever possible and practical.

Audit Committee

The Audit Committee, comprised of Messrs. Pardoe, Liverant and Wilson – and is chaired by Mr. Pardoe.  The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties.  The Audit Committee is responsible for reviewing and making recommendations to the Board on:

1.

financial statements and the related reports of management and external auditors;

2.

accounting and financial reporting procedures and methods;

3.

internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.

The Board adopted a “Charter of the Audit Committee” which is to be reviewed annually.  A copy is attached as Appendix “B” and can be viewed on the Corporation’s website.

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

1.

Compensation and bonuses of the Executive Directors

2.

Compensation of officers and senior employees of the Corporation, including stock option incentives;

3.

Succession planning for officers of the Corporation;

4.

Recommend candidates for appointment as officers;

5.

Review and approve any employment contracts and other individual financial arrangements for senior management.

No compensation consultant or advisor has ever been retained to assist in determining compensation for any of the Company’s directors or officers.

The Charter of the Compensation Committee can be viewed on the Company’s website.

Corporate Governance Committee

The Corporate Governance Committee is currently composed of Director Pardoe, Hayden and Jonsson. The Committee has general responsibility for developing the approach of the Corporation to matters of corporate governance, which includes the responsibility for:

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

The Charter of the Corporate Governance Committee can be viewed on the Company’s website.

Nominating Committee

The Nominating Committee is composed of Directors Pardoe and Wilson.  The Committee, which is chaired by Mr. Pardoe, is responsible for:

1.

identifying prospective nominees for the Board and recommending them to the Board; and

2.

establishing criteria for Board membership and retirement therefrom.

The Board has adopted a Charter of the Nominating Committee which  can be viewed on the Company’s website.

Disclosure Committee

The Disclosure Committee is responsible for the establishment and maintenance of controls and procedures to ensure that all required disclosures are made accurately and on a timely basis in satisfaction of applicable Canadian securities laws.  The Committee is comprised of Rupert Pardoe, Stefan Hayden, Carl Jonsson, Jim Johnstone and the Company’s Chief Financial Officer.

A Disclosure Controls Policy dated February 10, 2006, pursuant to which the Disclosure Committee was established and functions, can be viewed on the Company’s website.

Ethical Business Conduct

In April 2004 the Board adopted a written Code of Business Conduct and Ethics for the directors, officers and employees.  The Code of Business Conduct and Ethics can be viewed on the company website.

The company does not monitor compliance with its code, but from time to time satisfies itself regarding compliance with the code. There has been no material change report filed since January 1, 2005 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

Shareholder Feedback

It is the Corporation's policy that communications with shareholders, the investment community, the media, governments and the general public are handled by the CEO through the  office located in Johannesburg, South Africa.

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

ii.

Providing updates, at least quarterly, of the company’s operations and activities

And to provide continuing education for its directors by meeting as a  group from time to time  to better understand the company business, meet with fellow directors and discuss matters of mutual concern.

Other Corporate Governance Segments.

The Board has reviewed the NP58-201 Guidelines on Corporate Governance and concluded that the Corporation complies with the guidelines.

Additional Information

Additional information relating to the Corporation is on SEDAR at www.sedar.com and on the Corporation’s website at www.caledoniamining.com   Financial information is provided in the Corporation’s comparative financial statements and MD&A.

Copies of any of the documents which are described in the Information Circular as being available to be viewed on the Company’s website.  They also can be obtained by contacting the Corporation at:

Suite 1201, 67 Yonge Street,

Toronto

Ontario, Canada

M5E 1J8

Phone:

+1-416-369-9835

BY ORDER OF THE BOARD OF DIRECTORS

DATED:  April 14, 2008

Appendix “A”

CALEDONIA MINING CORPORATION

 (the "Corporation")

INCENTIVE STOCK OPTION PLAN

APRIL 10, 2007

(the "Plan")

1.

Purpose of this Plan

The purpose of this Plan is to assist the Corporation in attracting, retaining and motivating Directors, employees and service providers  (as those terms are defined or recognized in  the Manual of the Toronto Stock  Exchange (“Exchange”), and which terms are hereinafter collectively referred to as "Directors, employees and other service providers  for itself and its subsidiaries and to closely align the personal interests of such Directors, employees and service providers with those of the  Corporation by providing them with the opportunity, through options, to acquire common shares in the capital of the Corporation.

2.

Implementation

This Plan and the grant and exercise of any options under this Plan are subject to compliance with the applicable requirements of each stock exchange or securities market ("exchanges") on which the shares of the Corporation are listed or quoted at the time of the grant of any options under this Plan and of any governmental authority or regulatory body to which the Corporation is subject.

3.

Administration

This Plan shall be administered by the Board of Directors of the Corporation (“Board”) which shall, without limitation, subject to any necessary approval of the exchanges, have full and final authority in its discretion, but subject to the express provisions of this Plan, to interpret this Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of this Plan.  The Board may delegate any or all of its authority with respect to the administration of this Plan and any or all of the rights, powers and discretions with respect to this Plan granted to it hereunder to such committee of Directors as the Board may designate and upon such delegation such committee, as well as the Board, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to this Plan.  When used hereafter in this Plan, "Board" shall be deemed to include a committee of Directors acting on behalf of the Board.

4.

Shares Issuable Under this Plan

Subject to any requirements of the exchanges:

(a)

the aggregate number of shares (“Optioned Shares”) that may be issuable pursuant to options granted under this Plan will not exceed 10% of the number of issued shares of the Corporation, on an undiluted basis, at the time of the granting of options under this Plan;

(b)

no more than 5% of the issued shares of the Corporation, calculated at the date  an option is granted, may be  optioned to any one Optionee (as hereinafter defined);

(c)

no more than 2% of the issued shares of the Corporation, calculated at the date the option is granted, may be granted to any one  service provider;

5.

Eligibility

Options may be granted under this Plan only to Directors, employees and  service providers of the Corporation and any of its subsidiaries (collectively the "Optionees" and individually an "Optionee").  Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under this Plan and to each Optionee, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the Board.

6.

Terms and Conditions

All options under this Plan shall be granted upon and subject to the terms and conditions hereinafter set forth.

6.01

Exercise price

The exercise price to each Optionee for each Optioned Share shall be determined by the Board but shall not, in any event, be less than the minimum price allowed by the exchanges.

6.02

Reduction in the Exercise Price of Options Granted to Insiders

In the event the Corporation wishes to reduce the exercise price of any options held by any Optionees, the approval of the disinterested Shareholders of the Corporation will be required prior to the exercise of any such options at the reduced exercise price.

6.03

Option Agreement

All options shall be granted under this Plan by means of an agreement (the "Option Agreement") between the Corporation and each Optionee in the form attached hereto as Schedule "A" or such other form as may be approved by the Board, such approval to be conclusively evidenced by the execution of the Option Agreement by any one director or officer of the Corporation, or otherwise as determined by the Board.

6.04

Length of Grant

Subject to sections 6.10, 6.11, 6.12, 6.13 and 6.14 any options granted under this Plan shall expire not later than that date which is 5 years from the date such options are granted.

6.05

Non-Assignability of Options

An option granted under this Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by an Optionee other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Optionee only by such Optionee.

6.06

Vesting

At the time of the granting of an option the Board may impose a vesting schedule, and in such case the vesting schedule shall be set forth in the Option Agreement.

6.07

Right to Postpone Exercise

Each Optionee, upon becoming entitled to exercise an option in respect of any Optioned Shares in accordance with the Option Agreement, shall thereafter be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement or the option rights granted thereunder in accordance with such agreement.

6.08

Exercise and Payment

Any option granted under this Plan may be exercised by an Optionee or, if applicable, the legal representatives of an Optionee, by giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice.  Upon any such exercise of an option by an Optionee the Corporation shall cause its transfer agent and registrar to promptly deliver to such Optionee or the legal representatives of such Optionee, as the case may be, a share certificate in the name of such Optionee or the legal representatives of such Optionee, as the case may be, representing the number of shares specified in the notice.

6.09

Rights of Optionees

Optionees shall have no rights whatsoever as shareholders of the Corporation in respect of any of the Optioned Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering) other than Optioned Shares in respect of which Optionees have exercised their option to purchase and which have been issued by the Corporation.

6.10

Third Party Offer

If at any time when an option granted under this Plan remains unexercised with respect to any common shares, an offer to purchase all of the common shares of the Corporation is made by a third party, the Corporation may upon giving each Optionee written notice to that effect, require the acceleration of the time for the exercise of the option rights granted under this Plan and of the time for the fulfilment of any conditions or restrictions on such exercise.

6.11

Alterations in Shares

In the event of a stock dividend, subdivision, redivision, consolidation, share reclassification (other than pursuant to this Plan), amalgamation, merger, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the Board may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event.  If such an event is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under this Plan shall be treated including, without limitation, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfilment of any conditions or restrictions on such exercise.  All determinations of the Board under this section shall be full and final.

6.12

Termination for Cause

If an Optionee ceases to be either a Director, employee or  service provider of the Corporation or of any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under this Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under this Plan.

6.13

Termination Other Than For Cause

If an Optionee ceases to be either a Director, employee or  service provider of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in section 6.12 or as a result of the Optionee's death, such Optionee shall have the right for a period of 30 days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to hold such position to exercise the option under this Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to hold such position .  Upon the expiration of such 30 day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under this Plan.

6.14

Deceased Optionee

In the event of the death of an Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option with respect to all of the Optioned Shares of the deceased Optionee to the extent they were exercisable on the date of death.  Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately terminate and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under this Plan.

7.

Amendment and Discontinuance of Plan

Subject to any requirement of the exchanges, the Board may from time to time amend or revise the terms of this Plan or may discontinue this Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to an Optionee under this Plan without the consent of that Optionee.

8.

No Further Rights

Nothing contained in this Plan nor in any option granted hereunder shall give any Optionee or any other person any interest or title in or to any shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in this Plan and pursuant to the exercise of any option, nor shall it confer upon the Optionees any right to continue as a Director, employee or  service provider.

9.

Compliance with Laws

The obligations of the Corporation to sell shares and deliver share certificates under this Plan are subject to such compliance by the Corporation and the Optionees as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

10.

Previous Plans

All options granted under the Corporation’s previous Incentive Stock Option Plans will be deemed to have been granted pursuant to, and subject to the terms of, this Plan, to the extent that the provisions of such previously granted options  are not inconsistent with the provisions of this Plan.

DATED:

April 10, 2007.

SCHEDULE “A”

CALEDONIA MINING CORPORATION

INCENTIVE STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Caledonia Mining Corporation (the "Company") and the Optionee named below pursuant to the Incentive Stock Option Plan of the Company dated April 10, 2007 (the "Plan"), and confirms that:

1.

on  __________________________, ________;

2.

                                          (the "Optionee");

3.

was granted the option to purchase                     common shares (the "Optioned Shares") of the Company;

4.

for the price of $             per Optioned Share;

5.

exercisable from time to time up to but not after _________________, ___________;

all on the terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of ____________________, ________.

CALEDONIA MINING CORPORATION

(the Optionee)	By: Authorized Signatory

EXHIBIT #14c

CALEDONIA MINING CORPORATION

MINERAL PROPERTIES

The following is a summary of Caledonia’s mineral properties and the capitalized costs as at the 31st December 2007 – in Canadian dollars:

Africa:

South Africa

     4,338,000

Zambia

     4,138,000

Zimbabwe

     4,949,000

$ 13,425,000

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

EXHIBIT #14d

SUMMARY OF REPORT

ON THE NAMA PROPERTY IN ZAMBIA

Prepared by Applied Geology Services cc

on behalf of

Caledonia Mining Corporation

May 1, 2008

Qualified Persons who prepared the Report

-

David E.C.S. Grant

3 Summary

Caledonia Nama Limited (Caledonia (Nama)), a subsidiary of Caledonia Mining Corporation is the sole owner of a Retention Licence over 80650ha of ground in the Solwezi District of the Northwestern Province of Zambia in sub-Saharan Africa. The licence has been granted for a period of three years from February 2007 after which it must be converted to mining titles. It lies on the northwestern flank of the Zambian Copperbelt and has potential for high tonnage, low-grade cobalt-copper-nickel mineralisation referred to as the Nama Project. The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group. The mineralisation occurs in a deep weathered profile and is probably caused by the oxidation of primary disseminated cobalt-copper-nickel sulphides combined with supergene redistribution and precipitation, especially in the near surface environment. This has produced both flat lying and inclined resource bodies of mineralisation. Caledonia started operations in the area in 1994 and in the ensuing years acquired five Prospecting Licences and undertook an exploration program commencing with soil sampling supported by airborne geophysical surveys and concluded with a drilling campaign. The drilling amounted to 323 reverse circulation holes totalling 38,119 metres followed by five diamond drill holes totalling 1445m. This drilling is in addition to 25 diamond drill holes drilled by Roan Selection Trust, Zamanglo and JCI in the Nama area and on the flank of the Konkola dome and 23 auger holes drilled by Roan Selection Trust. In 2007, Caledonia embarked on a drilling program in the Nama Retention Licence area and some of this drilling was undertaken over the D Anomaly. This report presents an estimation of indicated and inferred resources based on the results of 38 boreholes drilled into the D anomaly in the northeast to east-central parts of the Retention Licence. This resource amounts to a combined indicated and inferred resource amounting to 63.91Mt with an average grade of 0.08%Co, 0.035%Cu and 0.028%Ni. This includes an indicated resource of 9.2Mt with a grade of 0.165%Co, 0.067%Cu and 0.05%Ni and an inferred resource of 14.3Mt with a grade of 0.138%Co, 0.054%Cu and 0.051%Ni contained within the shallow dipping hematite-magnetite body.

Follow-up drilling is required over the D Anomaly to upgrade the known resources and delineate their extensions. Further work is required on the correlation of the stratigraphy in the Nama area to establish the extent that the mixtite units correlated with the lower Kundelungu Group owe their presence in the A Anomaly area to structural disturbance.

The complete Report may be viewed on the Company’s website.

SUMMARY OF REPORT

ON THE NAMA PROPERTY IN ZAMBIA

Prepared by Applied Geology Services cc

on behalf of

Caledonia Mining Corporation

March 8, 2007

Qualified Persons who prepared the Report

-

Michael J. Haslett

-

David E.C.S. Grant

3.

Summary

Caledonia Nama Limited (Caledonia), a subsidiary of Caledonia Mining Corporation holds a Retention Licence over 80650 hectares of ground in the Solwezi District of the Northwestern Province of Zambia in sub-Saharan Africa. It lies on the northwestern flank of the Zambian Copperbelt and has potential for high tonnage, low-grade cobalt-copper-nickel mineralisation. The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group.

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

Exploration by Caledonia and its predecessors has identified 18 targets of which seven have been drilled to a greater or lesser extent. Most of the drilling activity has focussed on the A or Discovery Anomaly in the central-eastern parts of the Retention Licence area. This work has enabled declaration of an Indicated Resource of 43.6 Mt of oxide mineralisation with a grade of 0.055% Co and 0.099% Cu to a depth of more than 210m below surface. The oxide mineralisation potentially extends below this depth. Other anomalies did not receive as much exploration attention but the data from one target should be re-examined for a resource declaration. Three anomalies require further investigation and the remaining 11 untested targets should be explored.

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

Caledonia Mining Corporation

July, 2006

Qualified Persons who prepared the Report

-

 David E.C.S. Grant

3

SUMMARY

Applied Geology Services cc (AG) was commissioned by Caledonia Mining Corporation (Caledonia) to prepare an Independent Qualified Persons Report on the Blanket Mine in Zimbabwe.  On the 20th June 2006 Caledonia announced that it had acquired the Blanket Gold Mine, located near Gwanda in Zimbabwe, from Kinross Gold Corporation of Canada. This transaction, because it represented a significant addition to the assets of Caledonia, required the preparation and filing of an Independent Technical Report.

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

MINERAL RESERVES (based on a Gold price of US$500/oz)
Classification	Tonnes	Grade Au g/t	Gold Content (oz)
Proven Ore
Total Proven Ore including Pillars	1,301,000	3.84	160,800
Probable Ore
Operating and Development Areas	2,332,000	3.74	280,400
Total Proven + Probable Ore	3,633,000	3.78	441,200
MINERAL RESOURCES (based on a Gold price of US $500/oz)
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

Production scheduling from the Blanket Mine LoM Plan was used as the basis for input to the financial model prepared by AG and presented in Table II. The following assumptions were used for the financial model:

• All prices are as at 30th June 2006;

• A gold price of US$500/oz has been used for all gold revenue and calculations;

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