Form 20-F/A
period 2007-12-31
CALEDONIA MINING CORP
filed 2008-10-07
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

September 30, 2008

FORM 20-F

AMENDMENT NO. 2

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

Yes

No

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated

This Form 20-F Amendment No. 2, together with exhibits filed herewith, are being filed to clarify and expand on certain information contained in the original Form 20-F filed on May 9, 2008 and the 20-F Amendment No. 1 filed September 4, 2008.. This Amendment No. 1 amends and restates the original Form 20-F. Unless otherwise specifically noted herein, it does not bring the information up to date.

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

The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2007, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.

The CEO and CFO concluded, based on their evaluation, and because the original version of this 20-F Annual Report did not contain Management's annual report on internal control over financial reporting, that the Company's disclosure controls and procedures were not effective as of December 31, 2007. After communicating with SEC staff, Management engaged the services of additional outside advisors to obtain more specific and detailed advice as to the requirements for disclosure controls and procedures. Management believes that the Company now has in place, as of the date of filing this Amendment, effective disclosure controls and procedures.

Also based on their evaluation the CEO and CFO have determined that the Company had insufficient personnel to ensure appropriate segregation of duties within the Financial Reporting and Review Process. Specifically, the responsibilities assigned to the Company's CFO include substantially all financial statement and note creation functions. No additional personnel in the Company, apart from the members of the Audit Committee, perform functions at a level of precision and involvement that would adequately prevent or detect immaterial misstatements on a timely basis. As an additional result of the insufficient personnel the Company did not maintain formal policies and procedures regarding end-user computing control over the access to, completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process. In 2008 the Company experienced and discovered an operational deficiency that caused the 2007 Form 20-F Annual Report to be filed prior to it being approved by the Disclosure Committee.

Management has concluded that, despite the lack of segregation of duties and computing controls, a material misstatement in financial reporting is not a "reasonable possibility" (as defined in applicable SEC guidance). The Blanket Mine (which is operated by the Company's wholly owned subsidiary Blanket Mine (1983) (Private) (Limited) is the Company's only operating mine and preparation of its operating results is performed by the CFO of the subsidiary and an accounting team in Zimbabwe. These results are reviewed by Company management and then incorporated into the consolidated financial statement of the Company.

The Company has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis. The Company's Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company's disclosures are made in full compliance with the applicable rules and requirements. All reasonable efforts are also being made to ensure that the Company's disclosure controls and procedures provide reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, is made known to the Company's Certifying Officers by others within those entities and to allow timely decisions regarding required disclosures.

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

DATED at Johannesburg, South Africa, on the 30th day of September, 2008.

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

September 30, 2008

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

Date:  September 30, 2008

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

September 30, 2008

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

September 30, 2008

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