Form 20-F
period 2008-12-31
CALEDONIA MINING CORP
filed 2009-05-08
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

ANNUAL REPORT

April 15, 2009

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

500,169,280

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

However, the information required above can readily be determined from Caledonia’s Proxy and Information Circular dated April 15, 2009 attached as Exhibit #14b..

2.

OFFER STATISTICS AND TIMETABLE

Not required as this is an “annual report under the Exchange Act”.

3.

KEY INFORMATION

Selected Financial Data

Table 3 A shows the applicable selected financial data for the 5-year period 2004 to 2008 in Canadian Generally Accepted Accounting Principles.

Table 3 A (i) shows the applicable selected financial data for the 5-year period 2004 to 2008 in United States Generally Accepted Accounting Principles.

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual last six months ending March 31, 2009.

Table 3A - Selected Financial Information - Canadian Generally Accepted Accounting Principles

	2008	2007	2006(1)	2005(1)	2004(1)
Financial - $ Thousands Cdn except per share amounts
Revenue from Operations	7,696	10,039	13,586	6	3
Gross Profit (Loss)	3,258	294	5,014	(751)	(466)
Expenses (General, Administration, Interest) Amortization)	(7,543)	4,195	2,047	2,997	2,304
Net Income (Loss) for continuing operations	(4,285)	(3,906)	2,315	(3,748)	(2,770)
Income(loss) from discontinued operations	(655)	(709)	(7,990)	(5,932)	(7,222)
Net Income (Loss) for the Year after discontinued operations	(4,940)	(4,615)	(5,675)	(9,680)	(9,979)
Cash	3,652	76	1,252	1,076	6,470
Current Assets	4,976	4,408	8,773	2,264	7,481
Total Assets	23,298	29,492	31,456	22,338	23,666
Current Liabilities	949	4,343	5,899	2,589	1,062
Long Term Liabilities	1,153	1,054	1,221	377	423
Working Capital (Deficiency)	4,027	65	2,874	(325)	6,419
Shareholders’ Equity	21,196	24,095	24,336	19,372	22,181
Total Capital Expenditures (including Mineral Properties)	2,713	3,250	3,579	5,284	3,813
Expenditures on Mineral Properties	2,588	2,633	659	2,583	2,298
Financing Raised	1,119	4,380	7,559	6,588	14,314
Dividends Declared	-	-	-	-	-

Share Information

Market Capitalization ($ Thousands)	32,511	53,666	45,798	42,632	39,145
Shares Outstanding (Thousands)	500,169	487,869	457,981	370,715	301,112
Warrants & Options (Thousands)	46,430	34,026	102,354	34,748	52,342
Earnings (Loss) per Share – continuing operations	(0.009)	(0.008)	0.005	(0.012)	(0.036)
Earnings (Loss) per Share	(0.010)	(0.009)	(0.013)	(0.031)	(0.034)

(1)

Presented to show the results of continuing and discounted operations due to the decision to sell the Barbrook and Eersteling Mines.

Table 3A (i) - Selected Financial Information - United States Generally Accepted Accounting Principles

	2008	2007	2006(1)	2005(1)	2004(1)
Revenue from Operations	7,696	10,039	13,586	6	3
Gross Profit (Loss)	1,380	(2,339)	4,355	(2,791)	(872)
Expenses (General and Administration, Interest and Amortization)	7.543	4,195	2,047	2,997	2,304
Net Income (Loss) from continuing operations	(6,163)	(6,539)	1,656	(5,788)	(3,163)
Net Income (Loss) from discontinued operations	(655)	(709)	(7,990)	(5,932)	(7,222)
Net Income (Loss)	(6,818)	(7,248)	(6,334)	(11,720)	(10,385)
Cash	3,652	76	1,252	1,076	6,470
Current Assets	4,976	4,408	8,773	2,264	7,481
Total Assets	13,435	21,507	26,135	17,591	20,977
Current Liabilities	949	4,343	5,899	2,589	1,062
Long Term Liabilities	1,153	1,054	1,221	377	423
Working Capital (Deficiency)	4,027	65	2,874	(325)	6,419
Shareholders’ Equity (Deficiency)	11,333	16,110	19,015	14,625	19,492
Total Capital Expenditures (including Mineral Properties)	125	617	2,920	3,244	3,407
Expenditures on Mineral Properties	-	-	-	543	830
Financing Raised	1,119	4,380	7,559	6,785	14,314
Deemed Dividends	-	134	-	171	-
Share Information
Market Capitalization ($ Thousands)	32,511	53,666	45,798	42,632	39,145
Shares Outstanding (Thousands)	500,169	487,869	457,981	370,715	301,112
Warrants & Options (Thousands)	46,430	34,026	102,354	34,748	52,342
Basic and Diluted Income (Loss) per share - continuing operations	(0.013)	(0.01)	0.00	(0.02)	(0.01)
Basic and Diluted Income (Loss) per Share	(0.014)	(0.01)	(0.02)	(0.04)	(0.036)

(1)

Presented to show the results of continuing and discontinued operations due to the decision to sell the Barbrook and Eersteling Mines.

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2004 to 2008

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2008	2007	2006	2005	2004
Rate at the End of the Period (1)	1.218	0.982	1.1654	1.1630	1.2020
Average Rate (2)	1.066	1.0744	1.342	1.2114	1.3000
High Rate (1)	0.9711	1.185	1.1794	1.2585	1.3957
Low Rate (1)	1.3008	0.9145	1.0948	1.1630	1.1759

Notes:

(1)

The rate of exchange is the Bank of Canada closing rate for the period.

(2)

The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 6 months from October 2008 to March 2009 are as follows:

	Oct. 2008	Nov. 2008	Dec. 2008	Jan. 2009	Feb. 2009	March 2009
Closing	1.2045	1.237	1.218	1.2265	1.2723	1.2613
Average	1.1848	1.2182	1.2345	1.2263	1.2451	1.2645
Hi	1.0635	1.1477	1.1872	1.1761	1.216	1.2192
Low	1.2995	1.2952	1.3008	1.2765	1.2731	1.3066

C.

Risk Factors

An investment in the securities involves a high degree of risk.  Investors need to carefully consider the following risk factors, in addition to the other information contained in this document and the Exhibits hereto.

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

Exploration and Development

  Exploration, development and production activities are subject to political, economic and other risks, including:

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

The Republic of Zimbabwe brought the Indigenisation and Economic Empowerment Act into law in March 2008. The law seeks to ensure that a majority stake (at least 51%) in all companies is held by indigenous Zimbabweans. Additionally the Mines and Minerals Amendment Bill was presented before the closure of the last session of Parliament but not passed into law, and has thus lapsed. The Mines and Minerals Amendment Bill if enacted into law also seeks to ensure among other things that a majority stake is held in all mining companies by either indigenous Zimbabweans or the Government of Zimbabwe. Whilst neither the two pieces of legislation allow for compulsory acquisition, the Mines and Minerals Amendment Bill did provide for severe penalties in the form of extremely prohibitive taxes and potential withdrawal of mineral rights in the event of non voluntary compliance within certain time frames.

In January 2008 the Zambian government announced the following changes to its tax laws that would have had a bearing on the Nama Cobalt Project.  The key changes were:

•

Increase in mineral royalty from 0.6% to 3%

•

Increase in profit tax rate from 25% to 30%

•

Introduction of variable profits tax of 15% for net profits above 8%

•

Introduction of a windfall profit tax for copper and cobalt mines

•

Capital allowances reduced from 100% to 25%

These measures were highly controversial with mining companies, many of which invested in the country under specific tax incentives and formalized their business models accordingly. Various representations were made by the mining companies both directly and through the Chamber of Mines to the government following the budget announcement at the end of January 2008. The Zambian government in January 2009 announced further changes to the taxation of mining companies, in particular:

•

the abolition of windfall tax

•

the return of capital allowances back to 100%.

Whilst these changes are welcome, at prevailing cobalt prices, they currently have little benefit for the Nama Cobalt Project.  In particular we note that the royalty remains unchanged at 3% and we make the observation that at low cobalt prices, the royalty can give rise to a very significant tax burden on the project.

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

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since inception from February 1992, Caledonia has recorded a loss in every year except 1994 and 2000.  As at December 31, 2008, the consolidated accumulated deficit was $176,834,000.

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

Black Empowerment and Indigenization

The governments of the southern African countries in which the Company operates have, or are proposing, legislation (typically referred to as “black empowerment”) requiring companies to allow participation in their shareholdings and business enterprises by the indigenous (i.e. black) population.  In not all instances is it assured that such interests will have to be paid for at full fair value.  In Zimbabwe, when Caledonia purchased the Blanket Mine, it agreed to establish a trust for the benefit of the employees of the Blanket Mine into which up to 30% of the issued shares of the wholly owned subsidiary which acquired and is operating the Blanket Mine would be placed - for no consideration.  The ultimate terms and conditions of black empowerment arrangements forced on the Company - and the Zimbabwean trust when it is established - could seriously affect the profitability and economic prospects of the Company.

Need for Additional Funds

The Company’s plans for ongoing and increased activity - and the development, ultimately, of cobalt production operations in Zambia - will require funding in excess of the Company’s funds on hand.  There is no assurance that all of the required additional funding can be raised and the Company may therefore have to reduce its ongoing activities.

Due to the current “credit crunch” being experienced worldwide, the method by which the Company will seek finance for the Nama project will be reviewed as and when the Chinese Study (“CFS”) is completed. The long-term off take agreements for future sales of cobalt concentrate remain in place with the four large Chinese refiners, who have all indicated continued support during this period of depressed commodity prices and lack of financing facilities.

Where possible the Company seeks, and will continue to seek, for new mineral property acquisitions or exploration activities joint venture agreements with other companies which will be required to supply all, or a significant portion, of the required funding.

Joint Venture Negotiations

The Rooipoort platinum property rights are held by Maid O’ the Mist (Pty) Ltd., a wholly owned subsidiary of Caledonia.  Maid O’ the Mist is in negotiations with Mitsubishi Corporation focused on establishing a joint venture agreement pursuant to which Mitsubishi will, to earn a 50% interest in the property, pay 100% of the costs of exploring the property.

Two of the three prospecting rights applied for have been granted to prospect for PGMs on major portions of the Mapochsgronde tribal trust land and are currently in the process of registration.  The remaining property, to the north of the area where the current rights are, is under appeal with the DME and its decision is awaited as this prospecting right forms part of the proposed agreement JV with Mitsubishi.

There is no assurance that the proposed Joint Venture Agreement with Mitsubishi Corporation will be concluded – or how much Mitsubishi will elect to spend on the property under the agreement.

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

Mr. Harvey retired from his position as Technical Director in December 2005, but continues as a director, and James Johnstone retired from his position as Chief Operating Officer in September, 2006, also continues as a Director.

Mr. Steven Curtis was appointed Vice President Finance and Chief Financial Officer in April 2006, and was appointed as a Director of Caledonia Mining on June 1, 2008. Mr. Mark Learmonth, previously a Director of Macquarie First South, was appointed as VP Corporate Development and Investor Relations on July 10, 2008.

In order to split the roles of the Chairman and the CEO Mr. Rupert Pardoe of Johannesburg, South Africa was appointed as Chairman of the Board of Directors of the Corporation in February 2005. Mr. Hayden stepped down as the Chairman at that time but continues as the Corporation’s President and CEO.  Robert Liverant was appointed a non-executive Director and a member of the Audit Committee in January 2007.  Mr. Robert W. Babensee was appointed as a non-executive Director of the Corporation and a member of the Audit Committee on October 31, 2008.

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

4

INFORMATION ON THE COMPANY

A.

History and Development of Caledonia

Caledonia was incorporated, effective February 05, 1992, by the amalgamation of three predecessor companies.  It exists pursuant to the Canada Business Corporations Act

Following the creation of Caledonia its shares were listed for trading on the Toronto Stock Exchange and quoted on the NASDAQ small caps market.   In 1997, NASDAQ put Caledonia on notice that new listing requirements were in the process of being implemented. A minimum bid price of US$1.00 per share for a period of ten consecutive trade days is required for Caledonia to regain compliance with the new listing requirements.  Caledonia was unable to regain compliance and on October 16th 1998, Caledonia announced that NASDAQ would no longer quote Caledonia’s securities for trading.  In addition to trading on the Toronto Stock Exchange, Caledonia’s common stock commenced trading on NASDAQ’s OTC Bulletin Board system under the same symbol, CALVF, immediately after removal from the NASDAQ National Market.  In June 2005 Caledonia was admitted to the London Stock Exchange’s AIM market under the ticker symbol “CMCL”.  Its Toronto Stock Exchange trading symbol is “CAL”.

The addresses and telephone numbers of Caledonia’s two principal offices are:

African Office - South Africa

Representational Office - Canada

Greenstone Management Services

67 Yonge Street, Suite 1201

24, 9th Street, Lower Houghton

Toronto, Ontario, Canada

Johannesburg, Gauteng, 2198

M5E 1J8

South Africa

(416) 369-9507

(27) 11 447 2499

In August 2000, Caledonia was notified by its joint venture partner on its Mulonga Plain properties in Zambia that it had expended more than US$ 3 million on exploration on the properties and as such had earned a 60%

interest in that property.  The joint venture partner has continued work on the Mulonga Plain properties in 2004 - 2006 in its search for diamondiferous kimberlite pipes but has not yet announced further exploration work for the 2007 exploration season. Due to lack of work on the property over the past 2 years the Corporation has written down the carrying value of the investment by $1,044,000 during 2008 to $nil.

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

In 1995 the Company acquired ownership of the shares of the companies which owned the Barbrook and Eersteling Mines in South Africa.  The original acquisition was of only 96.4% of the issued shares of Eersteling Gold Mining Company Ltd. - with the remaining 3.6% being acquired in mid 2004. On May 31, 2008 the agreement to sell Barbrook Mine was concluded and Caledonia was paid the full purchase price of $9,130,000 by Eastern Goldfields SA (Pty) Ltd.

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

From time to time Caledonia receives mineral property and business proposals from third parties for review as potential investment opportunities.  With the potential of improved political conditions in other Southern African countries, Caledonia’s management is reviewing mining opportunities in certain of these countries.

Pages 20, 21 and 22 are maps respectively of northern South Africa, Zimbabwe and Zambia – which show the locations of the Company’s properties in those countries.

B.

Business Overview

Mining and Exploration Activities:

Gold Production

Blanket Mine – Zimbabwe

Due to the Reserve Bank of Zimbabwe’s (“RBZ”) inability to promptly pay Blanket for gold delivered, Blanket was forced to deplete its stocks of spares and consumable stores essential for the continued operation of the mine and the plant, and when these could no longer be replenished, gold production at Blanket Mine was temporarily suspended in October 2008.  The operational statistics reported below therefore refer to the period from January 1st to September 30th, 2008.

Safety, Health and Environment

The mine had a good year from a safety perspective in that no lost time injuries (4 -2007) were recorded during the period while 5 restricted work activity cases occurred during the period (4 -2007).  Incidents however increased to 61 (39 - 2007), and near misses increased to 39 (5 – 2007) due largely to a campaign to report all safety incidents irrespective of their seriousness.  Intensive safety training continues under the National Occupational Safety Association (“NOSA”).

An occupational health centre is established on site and all employees are screened for occupational ailments.  There were no occupational health illnesses detected during the year.  HIV/AIDS continues to be an area of concern and management has continued to put in place awareness programs to educate workers.

The Mine continues to monitor the ground water in the ground-water pumping wells downstream of the tailings impoundment areas. Results continue to be well within the Governmental Environmental Management Agent (“EMA”) minimum levels.  Re-grassing of the slopes on Dam B is ongoing.  Blanket Mine has retained the yellow category rating received from the EMA for the slimes dam and management continues to strive for achievement of the highest (“green”) safety category.

Capital Projects

Number 4 Shaft Expansion Project

This project was suspended through most of 2008 due to the lack of foreign currency.  As the debt owed by RBZ has been converted into a Bond (refer section 2.1) which matures on January 31, 2010, the expansion program which involved the deepening and upgrading of the No. 4 shaft and the expansion and upgrading of the crushing/milling section of the plant will have to be financed out of current cash flow, borrowings and/or by selling some or all of the Bond.  Capital works remaining to complete the No.4 Shaft Expansion Project include the equipping of loading and ore bin arrangements at the shaft bottom and the installation of a crusher and conveyor system underground to reduce the size of the ore underground in order to maximize the hoisting capacity.

This shaft expansion project is designed to facilitate the increase in underground production from 600 tonnes per day (“tpd”) to over 1,200 tpd.   This increased mining tonnage and the plant crushing/milling expansion should enable the total gold recovered to increase from 25,000 oz to 40,000 oz per annum from the milling and processing of 1,000 tpd in the plant during a 7-day per week continuous plant operation.

The anticipated remaining cost for the completion of the No 4 Shaft Expansion Project is currently estimated at US$ 2.3 million

Operations

During the first 9 months of 2008 absenteeism, power supply problems, and the consistent withholding of foreign currency by the RBZ severely limited Blanket’s ability to restore production to the sustainable 600 tpd level. There was no production during the fourth quarter as lack of payments for gold delivered to the Zimbabwe Government forced the mine to temporarily suspend gold production as spare parts and consumables stocks were depleted and could not be replenished.

Gold production has averaged below 1,000 ounces per month since underground mining operations were resumed in July 2007 compared to the pre-shaft expansion target of 2,100 ounces per month due entirely to lack of payment for gold sold to the RBZ, the resultant lack of consumables and spare parts and disruptions in the electrical supply.

Foreign currency shortages have affected all aspects of production from mined volumes to the plant availability, in particular the crushing and screening plant and the CIL sections due to the inability to purchase critical wearing parts and maintenance spares.

Production results for year to December 2008		2008*	2007
Ore mined	Tonnes	81,688	100,082
Development advance (ROM)	Meters	472	669
Development advance (Capital)	meters	-	504
Ore milled	Tonnes	81,688	100,082
Ore Gold Grade milled	grams/tonne	3.33	3.58
Ore – Gold Recovered	Ounces	7,687	9,885
Sands Processed	Tonnes	-	125,137
Sands Grade	grams/tonne	-	1.29
Sands Gold Recovered	Ounces	-	3,414
Gold produced	Ounces	7,687	13,299
Gold Sold	Ounces	8,364	13,985

         * Production was temporarily suspended in October 2008.

Outlook

The aims and objectives of Blanket Mine for 2009 are to:

•

focus employee and management attention and effort on issues of safety, health and environment and training;

•

acquire all the necessary permissions to be able to implement the revised rules relating to gold sales as announced by RBZ in the January Monetary Policy Statement;

•

market the RBZ Bond thereby increasing the working capital;

•

complete the No. 4 shaft project in order to realize the planned increase in ore milled to 1,000 tonnes per day and gold production to 3,330 ounces of gold per month;

•

fast track underground development initiatives in order to open up sufficient reserves to sustain the planned increase in ore production and access to new ore resources;

•

explore ways of controlling input costs in the newly dollarized Zimbabwean economy;

•

explore ways of retaining and attracting key staff;

•

formulate a development strategy for the exploration properties in the Gwanda Greenstone Belt; and

•

focus on off-mine exploration to supply additional ore to the plant.

Exploration and Project Development

COBALT AND BASE METALS

Nama Cobalt Project – Zambia

Property

Caledonia Nama Limited (“Nama”), a wholly owned subsidiary of the Corporation, has been granted four contiguous 25 year Large Scale Mining Licenses in northern Zambia on which near-surface cobalt/copper and cobalt/iron mineralization zones have been discovered. This area lies immediately northwest of the operating Konkola Copper mine and adjoins the extensive land holdings of the newly established joint venture between Vale and African Rainbow Minerals and which were formerly held by Teal Mining and Exploration Limited.   These Mining Licenses consist of four separate licenses covering an area of approximately 800 square kilometers and requires that mining be commenced on the licenses within two years.

The Zambian Development Agency has also granted Nama a 10 year investment license which provides for 10 years of income tax concessions which range from 100% exemption for the first 5 years, 50% exemption for years 6, 7 and 8 and 25% exemptions for years 9 and 10, together with Duty and VAT exemptions and deferrals on imported equipment and materials.

The Zambian government recently announced further changes to the basis on which projects such as Nama will be taxed in Zambia.  Whilst the abolition of windfall tax is welcome, at prevailing cobalt prices, it has little benefit for the project.  We note that the royalty remains unchanged at 3% and we make the observation that at low cobalt prices, the royalty can give rise to a very significant tax burden on the project.  Nama has suggested to the Ministry of Mines and Minerals Development that the imposition of the royalty be deferred until capital costs and interest have been repaid and that the royalty percentage to be levied should be calculated on a sliding scale to take into account the average metal prices prevailing during the quarter (i.e. the actual period of the past three months)

Work Completed

Details of previous exploration work completed on Nama can be found in the Company’s MD&A dated March 31, 2009.

Based on the results of the 2007 drilling program at the Anomaly area “D”, a Technical Report was prepared in order to quantify the resource and gain as much information as possible on this cobalt/iron-rich area prior to further drilling being undertaken. The Technical Report filed on Sedar in May 2008 was prepared by Mr. Grant and is compliant with NI 43-101. Mr. Grant estimates an Indicated Resource at D as 9,197,000 tonnes at a grade of 0.165% Co, 0.067% Cu and 0.050% Ni.  While it appeared logical to link the near surface mineralization with a deep zone located to the north, the lack of drilling between the two zones prevented the deeper material being included in the Indicated Resource category. An upgrade in the resource category was therefore a priority for the 2008 drilling program.

The 2008 drilling program commenced during the second quarter of the year, the primary objectives of the program being to improve the definition of the D resource body as well as a new Co-Cu discovery at Konkola West.  In view of the requirement for detailed information on the physical nature of the material as well as the metal grades and content, all holes were diamond cored. The drilling program provided additional information on the shape, mineralogical characteristics, depth variations, rock engineering characteristics and internal dilution of the resource bodies.

Anomaly	Diamond Drill Holes	Meters Drilled	Comment
D	18	2,058	Resource body D – Fe-rich material
KW	13	1,754	Konkola West Fe-rich body
LW	4	1,073	Luamfula magnetic body
KN	4	907	Kauni magnetic body
Total	39	5,792

The diamond drill core was logged and split on site prior to dispatch to SGS Lakefield, an accredited analytical laboratory in Johannesburg, South Africa for analysis of cobalt, copper, nickel, iron and zinc.  Quality Control and Quality Assurance control procedures were put in place to verify the accuracy of the drill core splitting, continuity of a handling and the laboratory analysis results.

Resource Body D

The D-type material is essentially a mixture of hematite and magnetite with iron contents typically above 60%.  A variety of hydrometallurgical and pyrometallurgical processes have been tested on D-type mineralization to extract cobalt selectively but the programs met with limited success.  The pyrometallurgical test work on D-type mineralization was initially focused on extracting cobalt selectively but cobalt was found to be too complexly bound with iron and not readily extractable.  Subsequent test work indicated that the production of ferro-cobalt and a high grade pig-iron was more likely to be an economic process route.  Typically, a pyrometallurgical process is capital intensive and would only be viable if based on a sufficiently large resource base to provide high volume, long-life operations.  A project on the basis of pyrometallurgical processing of D-type ore will therefore be in addition to or an alternative to the hydrometallurgical processing of oxide ores to produce cobalt hydroxide.  A feasibility study for a pyrometallurgical plant to treat the high-iron “D-Type” mineralization is dependent on, inter alia, the definition of sufficient tonnage to support at least 25 years of production at the design capacity, resolution of logistic challenges associated with the economic sale of ferro-cobalt and pig-iron, capital costs and the cost and availability of sufficient electrical power.

Although diamond drilling of the D body was undertaken primarily in order to upgrade the quality of the cobalt resources defined by the 2007 reverse circulation drilling program, it became apparent from the above metallurgical research work that a much larger resource would be required to justify the contemplation of a pyrometallurgical process at D.  In addition, the grade of the resource would have to exceed 0.2% cobalt for the process to be able to work effectively.

A total of 24 diamond drill bore holes were completed in the Resource Body D area. The total length drilled amounts to 2,668 meters, of which approximately 970 meters displayed signs of Co mineralization and were sampled.

Contrary to the earlier expectation that the D body consisted of a laterally continuous uniform zone of cobalt-iron enrichment, the diamond drilling revealed a more complex geology as a result of which the cobalt grades become more erratic with depth and the oxide minerals give way to fresh cobalt-bearing sulphide minerals at depth. Preliminary conclusions can be drawn from this work, viz. a reduction in the total resource owing to the increased amount of lower grade material with depth, and the change in ore character with depth would necessitate using two separate metallurgical processes.

Notwithstanding the above, the requirement for a pyrometallurgical process to recover cobalt has increased the quantum of resources required to take this new aspect of the project to the feasibility stage.  Therefore, the preparation and release of a Technical Report compliant with NI 43-101 has been delayed until such time as, inter alia, the resources are sufficient to meet the tonnage and grade requirements of a CFS.

In view of the requirement to increase the quantity of iron-rich Co-bearing resources, the focus of the exploration program during Q4 was shifted to the investigation and exploration of other similar materials. These activities are described under the headings Yembela Clearing, Luamfula West and Kauni below.

Konkola West

Following the location of Co and Cu enrichment in a trench excavated on a geochemical anomaly in the Konkola West area, a thirteen-hole diamond drilling program was completed over the prospect during Q3-Q4 2008.  The occurrence is situated close to a position where both Copperbelt-style and D-style mineralization was expected.  Assay results have confirmed the existence of a resource body similar in character to Resource Body D but more limited in extent. The mineralization has a lateral continuation of some 500m but the depth continuity is disrupted below 100m from surface.  This body is essentially a D type iron-cobalt resource with relatively minor copper mineralization.  This body will be incorporated as an addition to the D-type mineralization inventory.  The drilling program also confirmed that the true position of the Copperbelt “Ore Shale” mineralization lies some 500m north-east of this Konkola West occurrence.

Follow up field work aimed at defining the extent of the “Ore Shale” in this area has been successful in that a broad zone approximately 100m wide with abnormally high Co and Cu values has been located in an area covered by deep soil cover.  The 2009 Exploration Program currently under way is aimed at linking this zone with Resource Body A which lies approximately 4 km to the north. It is anticipated that drilling will be undertaken in this area during Q2 of this year.   Any mineralization encountered in this area will most likely resemble the typical Copperbelt-style mineralization which is more amenable to conventional hydrometallurgical cobalt extraction preferred for the production of cobalt hydroxide.

Yembela Clearing

Located about 5 km south-west of Resource Body D, the Yembela Clearing consists of an area of iron enrichment with an iron content so high that trees do not grow on the site.  An initial assessment of the area based on surface sampling and bore holes drilled by a previous company in 1964 have outlined an iron-cobalt resource body approximately 500m long and 250m wide and approximately 20m deep.  The body is the result of surface enrichment in an area of decomposed dolomites.  As in the case of Konkola West, this resource is also an additional source of the D-type mineralization inventory.

Luamfula West

The exploration for iron-rich D-Type bodies referred to above was focused on two targets of high magnetic intensity expected to contain similar concentrations of magnetite to that found at D.  Four holes were drilled into this target over a strike length of 6 km.  Although widely spaced, the drilling was able to establish that the magnetite giving rise to the magnetic signal was not anomalously enriched in cobalt to the point where a cobalt resource could be defined but, in view of the size of the area, the target has the potential to contribute a large additional tonnage of D-type mineralization to the  inventory.

Kauni

The Kauni prospect is defined by a magnetic anomaly similar to that at Luamfula West and, in addition, is the site of a strong cobalt-copper soil geochemical anomaly.  During Q4 four diamond drill holes were drilled in this target area over a strike distance of 2 km.  Drilling revealed a magnetite-bearing intrusive body similar to that at Luamfula West but which was cut by fractures containing significant cobalt-rich magnetite and copper minerals.  In view of the large size of this body, it is not possible with the amount of drilling completed, to connect the fracture zones to define quantifiable cobalt resources. A work program is under way to provide more detailed information on the target area so that the source of the cobalt and Copper in the fractures can be located.  Kauni has the potential to contribute a large additional tonnage to the D-type mineralization inventory as well as the more conventional Copperbelt copper-cobalt mineralization.

Further Developments

China Nerin has been requested to suspend completion of its work on the CFS relating to the proposed hydrometallurgical extraction of cobalt and the production of cobalt hydroxide pending finalization of revised and additional resource data to support at least 5 years of production at design capacity, finalization of the metallurgical process, and stabilization of the financial market to a point where debt and equity funding of a base metal project is once again feasible on reasonable terms.  If a positive CFS is received, discussions with the debt-funders will be recommenced and, if successful, will result in the Nama Project proceeding.  The companies with whom we signed five year off-take agreements have been advised of the delays regarding the Nama project and have indicated their continued interest in purchasing product from Nama.

2009 Exploration Program

The 2009 Exploration Program at Nama has two primary aims, namely:

•

to define and evaluate the link between Anomaly A (Resource Body A) and the Ore Shale unit of the Copperbelt which is located south of it; and

•

to systematically continue to evaluate the remaining geochemical anomalies.

Work carried out during 2008 in the area south of Resource Body A has established the presence of an ore shale type unit which appears to trend into an area of deep overburden south of the A Body. The fact that the rock sequence at “A” is inverted suggests that only a portion of the mineralised body has been discovered and that a link with the underlying ore shale will reveal further metallurgically amenable cobalt-copper mineralization. Exploration will be focused on this area and deep soil sampling will be used to locate the best positions for drill targets.

Only seven of the initial geochemical anomalies have been followed up to date. The remaining ten anomalies need to be examined and prioritised so that those with the greatest potential are followed up first. In determining the nature of the anomalies, they will be ranked according to style of mineralisation and structure which will enable the exploration team to select the most appropriate targets under the prevailing circumstances. Selected targets will be drilled in the latter period of the 2009 exploration season.

PGE’s

Rooipoort & Mapochs PGE/Ni/Cu Project - South Africa

The Rooipoort platinum rights, previously held by Eersteling Gold Mine, have been registered under Maid O’ the Mist, also a wholly owned subsidiary of Caledonia.  Maid O’ the Mist is the vehicle that will be used to manage the Rooipoort Joint Venture with Mitsubishi Corporation.  Once the shareholders agreement with Mitsubishi has been signed funds will be released to proceed rapidly with the exploration of this area.

Two of the three prospecting rights applied for have been granted to the Corporation to prospect for PGMs on the major portions of the Mapochsgronde tribal trust land and are currently in the process of registration.  The remaining property to the north of the current rights is under appeal with the DME and its decision is awaited on this prospecting right as it forms part of the intended second JV with Mitsubishi.

In terms of the agreement, Mitsubishi will fund 100% of all further exploration on each of the above two properties up to a bankable feasibility stage, or to the value of $40 million for the 2 JV’s, whichever comes first, to earn a 50% interest in the JVs.

GOLD

Zimbabwe Exploration - Gold

The Corporation’s exploration activities in Zimbabwe are conducted by the Blanket Mine’s exploration department.  Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering a total area of 2,500 hectares.  There are  47 of these claims registered as precious metal (gold) blocks covering 415 hectares and  31 claims were pegged and are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085 hectares.

Blanket’s efforts have been focused in certain key areas in the Gwanda Greenstone Belt (that are within trucking distance of the Blanket plant) such as GG and Mbudzane where it is believed there is the greatest chance of success. A drilling program initiated in late 2005 to probe for down-dip and strike extension mineralization associated with the GG prospect was continued into 2007 with 281m of drilling completed.  Two zones of potentially economic gold mineralization have been established. The main exploration activities involved diamond core drilling and the development of a prospect shaft down to the first level aimed at exposing the ore body and providing a bulk sample for metallurgical testing.

The Bubi Greenstone Belt ground holding portfolio comprises a total of 27 base metal claims covering a combined total area of 2,820 hectares.   Reconnaissance exploration work by soil sampling and geological mapping has been completed in all the claims areas.  As soon as the economic climate stabilizes, follow-up work will be carried out to define drill targets within the geochemical anomalies defined by previous work.   The work in the Sandy Claims will form part of this detailed follow-up exploration work.

Depending on the political stability and the availability of funds, Blanket’s exploration focus will be centered on the Gwanda area with the main emphasis being delineation of a potentially economic ore resource at the GG prospect and Mbudzane.  At GG, this will be achieved through continued core drilling from the surface to establish the strike extent of established economic mineralization as well as by deepening the prospect shaft and extending underground development. At Mbudzane, a second phase core-drilling program has been planned to follow up on several highly prospective deep seated IP-anomalies generated in 2006.

In addition, Blanket is conducting basic reconnaissance exploration work on the Bunny’s Luck claims, the target being to determine the potential strike length of a 1m to 1.5m wide shear zone hosted quartz vein so far mapped over a strike length of 300m.  Blanket needs to formulate a development strategy for its outside properties in the Gwanda area in particular and elsewhere in general, in order to prevent forfeiture under the current indigenization proposals.

DIAMONDS

Kikerk Lake – Canada

Due to a lack of recent activity on this joint venture the carrying value of $750,000 was written off in 2007, and no further activity has been reported by the joint venture partner.

Mulonga Plain – Zambia

The Corporation has applied for a retention license over the properties previously managed under the joint venture and awaits the granting of this license from the Zambian Ministry of Mines and Minerals Development. The carrying value of $1,044,000 has been fully written down in 2008 due to lack of activity over the past 2 years and the failure to acquire the retention license.

Kashiji Plain – Zambia

This license expired in June 2008, however as stated above Caledonia has also applied for retention licenses covering the Kashiji and Lukulu areas.

Goedgevonden - South Africa

Granting of the New Order Prospecting Rights (not yet signed) gives the Corporation security of tenure. Discussions are in progress with other parties with a view to realizing value by joint venture or disposal of the properties in the Goedgevonden Diamond Project. The carrying value of $124,000 has been fully written down in 2008 due to lack of activity.

OUTLOOK

The outlook for the aforementioned exploration properties is difficult to quantify.  Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  The Corporation manages this risk by using well-qualified exploration professionals, senior mining company joint venture partners and by exploring in areas which are considered as having a better than average potential for discovery.  The recent decreases in the prices of PGM precious and base metals has resulted in a severe contraction of exploration expenditures by mining companies and could affect the likelihood of the Corporation negotiating joint venture agreements for its remaining wholly-owned exploration properties.  However, in the longer term, the current contraction in industry-wide exploration may give rise to higher long-term commodity prices when global economic activity recovers.

The Corporation intends, where possible, to continue to focus its exploration activities on prospective properties by developing the properties through strategic alliances with senior mining companies and metal producers.

In terms of the South Africa Minerals and Petroleum Resources Development Act (No 28 of 2002) (“MPRDA”) implemented May 1, 2004, all “old order” mineral rights in South Africa are required to be converted to “new order” rights, by a process of re-applying for these rights. Holders of all inactive prospecting and mining rights (immediately preceding May 1, 2004) were required to apply for conversion by April 30, 2005. Active prospecting right conversion applications closed on April 30, 2006 and active mining right conversions close on April 30, 2009.  Apart from various technical requirements for conversion, the new legislation requires that companies give attention to the requirements of the MPRDA as defined in Section 2(d) as well the Mining Charter as “substantially and meaningfully expand opportunities for historically disadvantaged persons, including women, to enter the mineral and petroleum industries and to benefit from the exploitation of the nation’s mineral and petroleum resources.”  The Mining Charter was formulated in negotiations between the Government, the mining industry as largely represented by the Chamber of Mines of South Africa, and organized labor.  The Mining Charter seeks to address the implementation of section 2(d) in practical and measurable terms. Lack of clarity as to the status of prospecting under the Mining Charter has led to considerable debate and confusion in terms of the ability of companies involved in early stage prospecting work to meet or even indicate their commitment to meeting the terms of the Mining Charter, even before any sort of mineral resource has been established.  This in part has been the cause of considerable delays in processing of the thousands of applications submitted as part of this process.

The Zimbabwean economy continues to be depressed but the resuscitation of the mining industry is a high priority of the Government as the ability to generate foreign currency is of paramount importance.  Management’s focus is to complete the No. 4 shaft expansion and to bring the mining production up to the 1,000 tpd level.  US Dollar-denominated sales proceeds will be used as far as possible to purchase materials and consumables outside Zimbabwe thereby protecting Zimbabwean operations from the very high US-Dollar denominated prices which currently prevail in Zimbabwe.  This policy will continue until US Dollar-denominated prices fall so that they are at parity (after adjustment for duty, transport etc) with prevailing prices in the region.  Management will, subject to generation of and continued availability of sufficient foreign exchange, re-commence exploration in the areas near the Blanket mine to enable Blanket to be able to further expand its operations should economic improvements in Zimbabwe occur.

Zimbabwe brought the Indigenization and Economic Empowerment Act into law in March 2008. The law seeks to ensure that a majority stake (at least 51%) in all companies is held by Indigenous Zimbabweans. Additionally the Mines and Minerals Amendment Bill was presented before the closure of the last session of Parliament but not passed into law, and has thus lapsed. The Mines and Minerals Amendment Bill if enacted into law also seeks to ensure among other things that a majority stake is held in all mining companies by either indigenous Zimbabweans or the Government of Zimbabwe.  Whilst neither of the two pieces of legislation allow for compulsory acquisition, the Mines and Minerals Amendment Bill did provide for severe penalties in the form of extremely prohibitive taxes and potential withdrawal of mineral rights in the event of non voluntary compliance within certain time frames.

In January 2008 the Zambian government announced the following changes to its tax laws that would have had a bearing on the Nama Cobalt Project.  The key changes were:

•

Increase in mineral royalty from 0.6% to 3%

•

Increase in profit tax rate from 25% to 30%

•

Introduction of variable profits tax of 15% for net profits above 8%

•

Introduction of a windfall profit tax for copper and cobalt mines

•

Capital allowances reduced from 100% to 25%

These measures were highly controversial with mining companies, many of which invested in the country under specific tax incentives and formalized their business models accordingly. Various representations were made by the mining companies both directly and through the Chamber of Mines to the government following the budget announcement at the end of January 2008. The Zambian government in January 2009 announced further changes to the taxation of mining companies, in particular:

•

the abolition of windfall tax

•

the return of capital allowances back to 100%.

While these changes are welcome, at prevailing cobalt prices, they currently have little benefit for the Nama Cobalt Project.  In particular we note that the royalty remains unchanged at 3% and we make the observation that at low cobalt prices, the royalty can give rise to a very significant tax burden on the project.

20

SCALE
0
100
200 Km
ZIMBABWE
SOUTH AFRICA
BOTSWANA
MOZAMBIQUE
Polokwane
Tzaneen
Phalaborwa
Mokopane
ROODEPOORT
EERSTELING
Gold
ROOIPOORT
Platinum
Naboomspruit
Modimolle
Belabela
Nelspruit
Pretoria
BARBROOK
MINE Gold
Barberton
MAPUTO
Carletonville
Johannesburg
GOEDGEVONDEN
Diamonds
SWAZILAND
Potchefstroom
Klerksdorp

21

N
W
E
S
400000 mE
800000 mE
1200000 mE
8000000 mN
Scale 1 : 5000 000
Zambia
Mozambique
Botswana
South Africa
Golden Kopje
Chakari area
Bindura area
Blanket and JV claim
Harare
Bubi area
Blanket claims
Bulawayo
Gwanda area
Blanket claims
Legend
Greenstone Belt
Great Dyke
Major Town

**Location of Blanket mine claims and projects**

22

Caledonia Licences
Existing Copper Mines
Nama Licence Group
Chingola
Kitwe
Ndola
Luanshya
Kashiji
Kadola Licence Group
Kabwe
Lukulu
Zambezi R
Lusaka
Mulonga Plains Property
Livingstone

.

3.

General Comments

Caledonia’s activities are centered in Southern and Central Africa and in Northern Canada.  Generally, in the gold mining industry the work is not seasonal except where heavy seasonal rainfall can affect surface mining or exploration.  Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time.  However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations.

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

(C)    Organizational Structure - Subsidiaries

Caledonia Mining Corporation owns 100% of the shares of the following incorporated subsidiary  companies:

Zambia:

Barbados:

   - Caledonia Mining (Zambia) Limited

- Blanket (Barbados) Holdings Limited

   - Caledonia Western Limited

- Caledonia Holdings (Africa) Limited

   - Caledonia Nama Limited

   - Caledonia Kadola Limited

South Africa:

Zimbabwe:

- Eersteling Gold Mining Company Limited

- Blanket Mine (1983) (Private Limited

- Greenstone Management Services Limited

- Caledonia Holdings Zimbabwe Limited

- Fintona Investments (Proprietary) Ltd

- Caledonia Mining Services Limited

- Maid O’Mist (Proprietary) Limited

- Mapochs Exploration (Pty) Ltd

Panama:

-  Dunhill Enterprises Inc.

(D)      Property, Plant and Equipment

(a)

South Africa:

The  Eersteling gold mine, indirectly owned by the Company through its ownership of 100% of the shares of  Eersteling Gold Mining Company Limited, is essentially a fully equipped mine with all of the underground and surface equipment needed to conduct mining operations and the treatment and concentration of ore mined from the properties.  Due to the lengthy period of care and maintenance at Eersteling there has been some deterioration in the surface facilities which will require rehabilitation work before operations can be recommenced.  The underground workings at Eersteling were allowed to flood and will require dewatering before mining access can be resumed.  Because the Company is currently attempting to sell this mine it has no plans to expend further amounts on plant or equipment for them or to in any way expand or improve the facilities.

On February 21, 2008 the Corporation accepted an offer from Eastern Goldfields to purchase the entire issued share capital in Barbrook Mines Limited, its debts to the Corporation, and its payables of approximately $1,440,000 for $9,130,000.

The sale of Barbrook gold mine,indirectly owned by the Company through its ownership of 100% of the shares of Barbrook Mines Limited was concluded on May 31, 2008.

(b)

Zimbabwe:

The Blanket Mine, in Zimbabwe, which the Company indirectly owns through its ownership of 100% of the shares of Blanket Mine (1983) (Private) Limited, the owner and operator of the Mine, is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the concentration of ore mined from the Mine.  As is noted above the Company is currently involved in planning expanding production from the Mine and expanding the capacity of the ore concentrator plant.  To February 28, 2008 the Company had expended approximately the equivalent of $4,500,000 (Cdn.) on the Mine and plant expansion. Due to lack foreign currency as a result of lack of payment by the Reserve Bank of Zimbabwe (“RBZ”) for gold sold during 2008, gold production was suspended at Blanket Mine in October 2008. It has recently been announced that production will be re-commenced in April 2009 now that Blanket Mine has received the Gold Dealing and Export licenses necessary to allow Blanket to export its gold to a refiner of its choice. It is estimated that, to complete the Mine plant expansion and achieve production of 40,000 ounces of gold per annum,, will require the expenditure of approximately US$2,200,000 The necessary funding will have to be raised via local borrowings and cash flow as the foreign currency owed to Blanket Mine for gold sales by the RBZ has been converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate.  This bond plus interest is guaranteed by RBZ on maturity at January 31, 2010.  It is the intention of the Corporation to sell in whole or part, this bond to realize the funds needed for the No.4 Shaft Expansion Project, and this process has already begun with discussions with financial institutions in Zimbabwe and South Africa.

5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 A

Operating Results

SELECTED ANNUAL INFORMATION -

The following information is given for the last three fiscal year-ends of the Corporation:

C$000’s except for earnings per share amounts.	December 31, 2008(1)	December 31, 2007 (1)	December 31, 2006 (1)
Net sales or total revenues	7,696	10,039	13,586
Net (loss) income from continuing operations: - per share basic and diluted continuing operations	(4,285) ($0.009)	(3,906) ($0.008)	2,315 $0.005
Discontinued Operations	(655)	(709)	(7,990)
Net loss	(4,940)	(4,615)	(5,675)
- per share basic and diluted	($0.010)	($0.009)	($0.013)
Comprehensive loss	(4,880)	(4,703)	(5,675)
Total assets	23,298	29,492	31,456
Total long-term liabilities	1,153	1,054	1,221
Cash dividends declared per share	Nil	Nil	Nil

 (1) Figures have been reclassified to reflect the Barbrook and Eersteling Mines under Discontinued Operations.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles.

Despite there being no gold production in Q4, 2008, Blanket achieved an operating profit of $3,258,000 for the year ($294,000 – 2007 and $5,014,000 – 2006) on gold sales of 8,364 ounces (13,985 – 2007).   No comparative ounces are quoted for 2006 as Blanket was only consolidated into the Company’s consolidated statements from July 1, 2006.

The reduced sales revenues in 2008 are as a result of Blanket suspending gold production in October.  Total gold production for the year was 7,687 ounces (13,299 ounces 2007).  During 2008 Blanket was required to sell all gold produced to Fidelity for proceeds in the ratio of 65% in US dollars and 35% in Zimbabwe dollars (“Z$”).  Due to the hyperinflationary environment the interbank exchange rate used to convert the 35% to Zimbabwe dollars resulted in the Z$ proceeds being dramatically undervalued and resulted in the blend rate of exchange for sales as set out in the table below.

The loss of $4,940,000 includes a number of unusually large items, namely realized loss on the sale of Barbrook Mine of $364,000, an unrealized foreign exchange loss of $1,876,000 ($1,012,000 - 2007 and a gain $143,000 – 2006), write offs on mineral properties of $1,168,000 ($750,000 – 2007 and $Nil – 2006), equity-based compensation expense of $862,000 ($51,000 – 2007 and $66,000 – 2006) and write down of the RBZ Bond of $526,000 ($Nil – 2007).  The loss on the sale of Barbrook was attributable to a change in exchange rates on intercompany loan accounts and the fact that the purchase price of R70,000,001, for the share capital and loan accounts, was fixed in South African Rand.  Of the unrealized exchange loss of $1,876,000 the unrealized exchange loss at Blanket was $1,899,009 ($1,827,000 – 2007 and $243,000 gain – 2006).  Also included in the loss of $4,940,000 is interest received of $488,000 of which $180,443 is attributable to Blanket and the balance is interest received on the proceeds on the sale of Barbrook. The interest received by Blanket is an interest accrual based on the Bond created by RBZ in respect of the outstanding gold payments owed to Blanket.

Interest paid amounted to $103,000 and was as a result of Blanket Mine requiring occasional working capital finance whilst waiting for payments from RBZ.

The loss on discontinued operations includes Barbrook for the period until its sale was closed.

During the year, the quarterly results (“Q”) of Blanket Mine have been translated into C$ using the rates of exchange (“ROE”) per the table below. The huge disparity in Q3 resulted from the RBZ slashing 10 zeros from the currency in August 2008.

Z$’s per C$1	Q4 ROE	Q3 ROE	Q2 ROE	Q1 ROE
Sales revenue	-	48	333,670,326	4,877,709
Other income statement items	2,234,808	53	3,736,329,101	10,019,210
Monetary assets and liabilities	6,575,238	122	10,631,984,967	22,960,635
All other assets and liabilities	101.19	101.19	101.19	101.19

The use of the above rates is a change in estimate, and the rates are determined as follows:

Sales Revenue	The actual rate of exchange received on gold sales depending on the sale method chosen
Other income statement items	The average effective rate of exchange determined by the gold support price during the quarter
Monetary assets and liabilities	The quarter end effective rate of exchange determined by the gold support price during the quarter
All other assets and liabilities	Historic rate determined at July 1, 2006

During 2008, the Corporation invested $2,713,000 in capital assets and mineral properties ($3,250,000 in 2007 and $3,579,000 in 2006).   Of the amount invested in 2008, Blanket Mine accounted for $91,000, Nama accounted for $2,370,000 and Rooipoort accounted for $163,000. During the year $1,119,000 ($4,380,000 in 2007 and $7,559,000 in 2006) was raised from private placements, all net of issue costs.

The basic net loss per share, for continuing operations, of $0.009 ($0.008 loss in 2007, $0.005 profit in 2006) has been calculated using a weighted average number of shares of 498,450,650 (477,930,290 for 2007 and 423,838,628 for 2006).

The Corporation had related party transactions with several of its Directors relating to their fees, compensation and premises leased from a company owned by members of the President’s family in fiscal years 2008, 2007 and 2006.   Payments made in 2008 were significantly higher than in previous years as all Directors had agreed to defer their fees and expenses through 2005, 2006, and 2007 against the Corporation until adequate funds were

available.   These payments are detailed below.  Related party transaction payments to the Directors will be significantly lower during 2009 as most arrears were settled in 2008.

	2008	2007	2006
	$000s	$000s	$000s
Fees and allowances paid to a Corporation which provides the services of the Corporation's President	635(1)	560	534
Rent for office premises paid to a company owned by members of the President’s family	43	46	47
Interest paid to directors on outstanding fees and expenses	4	-	-
Consulting fees paid to Directors	65	19	27
Legal fees paid to a law firm where a Director is a partner	117	85	42
Fees, allowances and interest paid to the Chairman of the Board net of accruals	334	46	44

(1)Included in this amount is $63 back pay for prior years.

The Corporation has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian corporation , for management services provided by the President.  The Corporation is required to pay a base annual remuneration adjusted for inflation and performance bonuses set out in the agreement. In the event of a change of control of the Corporation, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year that the change occurs.

On January 31, 2005, the Corporation entered into an agreement (the “Chairman’s Agreement”) with the Corporation’s Chairman for services as the non-executive Chairman of the board of directors of the Corporation.  The Chairman’s Agreement provides for the payment of an annual fee and a fee for services provided by the Chairman.  The Chairman’s Agreement provides that the fees will be reviewed annually by the Chairman and the Corporation’s compensation committee with the object that the parties will bona fide negotiate any changes in the fees.

B.

Critical accounting policies

Accounting Estimates

There are three major areas where accounting estimates are made, asset impairment, asset retirement obligation and fair value of accounts receivable at Blanket. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the Corporation. Based on indicative purchase offers made for Eersteling Mines no further asset impairment has been made against this asset.  The asset retirement obligation is also considered to be estimated with a reasonable degree of certainty, although the original estimation was calculated some years ago. The estimation is accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the Corporation or its operations.

Accounts Receivable

The accounts receivable at Blanket is carried at fair value having applied a discount factor of 18% for country risk. If the risk premium was increased by 5% the value of the receivable would reduce by a further $119.    If the risk premium was decreased by 5% the value of the receivable would increase by a further $130.

Measurement Uncertainties

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The Corporation’s realization of its accounts receivable and its Blanket Mine assets are highly reliant on the monetary policies being implemented by the Zimbabwe government. The amount ultimately recovered could be materially different than the estimated values.

Changes in accounting policies:

(i)

Financial Instruments – Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments – Presentation.

Section 3862 on financial instrument disclosures, provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the Corporation’s financial position and performance and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Section requires qualitative and quantitative information relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward unchanged the presentation requirements of Section 3861. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  The Corporation has included disclosures recommended by these sections in Note 17 in the consolidated financial statements.

(ii)

Capital Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 1535- Capital Disclosures. Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital as well as quantitative data about what the entity regards as capital. Disclosure of externally imposed capital requirements is also required and whether the entity has complied with these and, if not, the consequences.

The Corporation has included disclosures recommended by the new section in Note 18 in the consolidated financial statements.

(iii)

Financial Statements Presentation

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA amended Handbook Section 1400-General Standards of Financial Statements Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. There was no impact on the financial statements due to the adoption of these amendments.

 (iv)

 Inventories:

Effective January 1, 2008, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories. This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories and requires the reversal of write downs, if applicable, on inventory. There were no changes to the Corporation’s accounting policies required on implementation of this standard. Additional disclosures required by the standard are included in Note 11.

Recently issued accounting pronouncements issued and not yet effective

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Corporation for the year ended December 31, 2010. While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. All of the Companies foreign subsidiaries operate in environments where IFRS has already been adopted.

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Corporation is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Noncontrolling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Corporation’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Corporation’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Corporation chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

C.

Hyper-inflation

During the period under review, Zimbabwe, in which the Company’s producing Blanket Gold Mine is located, experienced hyper-inflation.  In addition, RBZ imposed official exchange rates which were not consistent with the unofficial exchange rate.  This unique and difficult situation required the Company, in consolidating the results of the Zimbabwe operations into the Company’s consolidated financial statements, to make special adjustments which are in accordance with internationally recognized accounting practices relating to hyper-inflation situations.

D.

Off-balance sheet arrangements

The company has no off-balance sheet arrangements.

E.

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

Rupert Pardoe – Director and Non-executive Chairman

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

Stefan E. Hayden, Director,  President and Chief Executive Officer

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

James Johnstone, B.Sc., ARCST, P.Eng., Director

A graduate-mining engineer Mr. Johnstone has 40 years experience in mine operations in North America, Africa and Europe. He has experience in both underground and open pit operations.  For the past 20 years he has been employed as General Manager or Vice-President Operations for mining companies producing gold, base metals and industrial minerals. Mr. Johnstone has been responsible for the construction, start up and commissioning of two major mines in addition to the commissioning of Caledonia's Filon Sur operation. He has also been involved in the orderly closure of three operations. He has operated successfully in environmentally sensitive areas and has a good understanding of the permitting process in Canada and the United States. Mr. Johnstone joined Caledonia in April 1997 as Vice President Operations and was responsible for Caledonia's operations in Zambia and South Africa and for all activities in Canada. He was elected a Director of Caledonia in June 1997. Mr. Johnstone is a director of several of Caledonia’s subsidiaries..  He retired from active employment with Caledonia in September, 2006.

Christopher Harvey, LRIC, HNC (Chem.), Director

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

Carl Jonsson, LL B- Director, Secretary and legal adviser to Caledonia

Mr. Jonsson is a lawyer and has been associated with the resource industry for over 40 years.  In his legal practice he has specialized in securities and corporate work. He has been a director of Caledonia since February 1992 and prior to that date he was a director of one of its predecessor companies, Golden North Resources Inc.  Mr. Jonsson resides in Vancouver, British Columbia, Canada and is a principal of the law firm Tupper, Jonsson and Yeadon.  Mr. Jonsson acts as the Company’s principal Canadian lawyer.  Mr. Jonsson sits on the board of directors of several companies in Canada, including, Acrex Ventures Ltd., Bonterra Oil & Gas Ltd. (formerly Bonterra Energy Income Trust), Comet Industries Ltd., Dolly Varden Resources Inc., Earthworks Industries Inc. – (Secretary only) and Comaplex Minerals Corporation.

Robert Liverant - Director

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

Steven Curtis – Director,Vice-President Finance and Chief Financial Officer

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

Mr. Curtis was appointed Vice-President Finance and Chief Financial Officer of the Company in April, 2006.

Robert W. Babensee – Director

Mr Babensee is based in Toronto, Ontario, Canada and joined Caledonia’s Board in October 2008. He has been a member of the Institute of Chartered Accountants of Ontario, Canada since 1968.

From 1984 until his retirement in 2004, he was a partner of the Canadian accounting firm BDO Dunwoody LLP as an assurance specialist. He served as Chief Financial Officer for Golden China Resources Corporation, a natural resource company, between February 2005 and July 2006.

Mr Babensee is also currently a non-executive Director and a member of the audit, compensation and nominating committees of Apollo Gold Corporation, which is listed on the Toronto, New York and American Stock Exchanges whose business focus is on gold exploration, development and production in North America and has gold exploration, development and producing assets in Canada, the USA and Mexico.

Dr. Trevor Pearton – Vice President Exploration

Dr. Pearton has worked for Caledonia since 2001.  During the time, he was responsible for the establishment and management of the resource bases at the Blanket Mine (operating) and the Barbrook and Eersteling Mines (now on care and maintenance) and the assessment of the Nama project, resulting in a reinterpretation of the ore body and an improved definition of the resources and mineralogical characteristics.  This work provided the basis for the 2007 (completed) and the 2008 exploration programs.  Prior to joining Caledonia, Dr. Pearton worked for a number of financial institutions in South Africa as a highly rated gold analyst, as well as consulting to a number of mining companies.  He graduated from the University of the Witwatersrand with a BSc Eng (Mining Geology) and was awarded a PhD in Geology for research into Archaean gold and antimony deposits (Witwatersrand University).  He is a member of the Geological Society of South Africa; elected a Fellow of the Society in 2004, a member of the South African Institute for Mining and Metallurgy and a member of the Witwatersrand University Mining Engineers Association.

Mark Learmonth-Vice President, Corporate Development and Investor Relations

Mr Learmonth joined Caledonia in July 2008. Prior to this, he was a Division Director of Investment Banking at Macquarie First South in South Africa, and has over 17 years experience in corporate finance and investment banking, predominantly in the resources sector. Mr Learmonth graduated from Oxford University and is a chartered accountant.

Family Relationships:

There are no known family relationships between the officers, key employees and directors.

Arrangements, Understandings, etc.

To the best knowledge of Caledonia, there are no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B

Compensation

The amount of compensation paid, and benefits in kind granted to Caledonia’s directors who are also senior management is given under the "Summary Compensation Table" on page 10 of the 2009 Information Circular attached as Exhibit # 14b, incorporated herein by reference.

A $10,000 fee is paid – or accrued in favour of – each director annually.

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

Details concerning Caledonia’s Board Composition, Audit, Compensation, Nominating, Disclosure and Corporate Governance committees are given in the 2008 Information Circular attached as Exhibit #14b.

The following persons – all of whom are Directors – comprise the following committees:

AUDIT

COMPENSATION

NOMINATING

GOVERNANCE

R. Liverant

C. Jonsson

R. Pardoe

R. Pardoe

R. Pardoe

R. Pardoe

C. Jonsson

R. Babensee

R. Babensee

S. Hayden

DISCLOSURE

R. Pardoe

S. Hayden

C. Jonsson

S. Curtis

Terms of reference of the Audit Committee are given in the Charter of the Audit Committee.  The Charters of Company Committees are available on the Company’s website at www.caledoniamining.com or, on request, from the Company’s offices listed in Section 4A of this report.

D

Employees – of Caledonia and its subsidiaries

The average, approximate number of employees, their categories and geographic location for each of the last 5 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location etc.	2004	2005	2006	2007	2008
Total Employees
South Africa (Head Office)	9	9	7	7	9
Zimbabwe	-	-	770	700	500
South Africa (Mine Security and Operations and Exploration)	315	496	1	1	-
Zambia (Head Office and Security)	8	8	8	8	8
Total Employees at All Locations	335	516	786	715	517

Management and Administration:
Employee Locations:
Canada	3	3	-	-	-
Zimbabwe	-	-	4	4	4
South Africa (Head Office)	6	6	6	6	7
South Africa (Exploration and Operations)	7	9	1	1	1
Zambia (Head Office and Security)	2	2	2	4	4
Total Management and Administration	18	20	13	15	15

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

(b)

Share purchase options outstanding as of April 10,, 2009 – being as to a total of 34,630,000

Name	Exercise Price C$	Expiry Date	Number of Options
I Forest	0.235	24 April , 2012	500,000
FC Harvey	0.235	24 April , 2012	2,000,000
FC Harvey	0.155	18 March, 2013	400,000
SE Hayden	0.235	24 April , 2012	4,000,000
SE Hayden	0.155	18 March, 2013	6,000,000
J Johnstone	0.235	24 April , 2012	2,000,000
J Johnstone	0.155	18 March, 2013	400,000
S Poad	0.345	2 June, 2012	150,000
S Poad	0.26	29 April ,2014	200,000

C Jonsson	0.235	24 April , 2012	1,450,000
C Jonsson	0.155	18 March, 2013	1,000,000
GR Pardoe	0.11	01 February, 2015	4,000,000
GR Pardoe	0.155	18 March, 2013	2,500,000
E Merringer	0.155	18 March, 2013	70,000
A Lawson	0.26	29 April ,2014	60,000
A Lawson	0.155	18 March, 2013	75,000
T Pearton	0.26	29 April ,2014	150,000
T Pearton	0.155	18 March, 2013	400,000
Coronet Investments	0.14	11 July, 2010	1,000,000
SR Curtis	0.13	11 May, 2016	300,000
SR Curtis	0.1125	31 May, 2012	400,000
SR Curtis	0.155	18 March, 2013	2,300,000
R Liverant	0.11	23 January, 2017	200,000
Caledonia Holdings Africa(1)	0.1125	31 May, 2012	900,000
Caledonia Holdings Africa(1)	0.155	18 March, 2013	600,000
R Babensee	0.10	23 March, 2014	500,000
Dr P Maduna	0.155	18 March, 2013	300,000
M Kater	0.155	18 March, 2013	75,000
M Learmonth	0.155	18 March, 2013	1,000,000
A Pearton	0.155	18 March, 2013	100,000
J Liswaniso	0.155	18 March, 2013	100,000
A Tang	0.155	18 March, 2013	250,000
E Yeo	0.155	18 March, 2013	750,000
J Yu	0.155	18 March, 2013	500,000
TOTAL			34,630,000

(1)

The options granted to Caledonia Holdings (Africa) Limited – a subsidiary of Caledonia – are for the benefit of certain employees of a subsidiary of Caledonia.

7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Significant shareholders

To the best of Caledonia's knowledge, as of December 31, 2008 there is no person or entity that beneficially owns, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia.

The only shares issued by Caledonia are common shares.  Although Caledonia has an unlimited number of preferential shares available for issue, none of these have yet been issued.  All shareholders have the same voting rights as all other shareholders of Caledonia.

To the best of the knowledge of Caledonia, the portion of the common shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Issued Shares
USA	93,173,723	18.63
Canada	341,735,723	68.32
Europe	20,898,765	4.18
Other	44,361,069	8.87

There are 1,340 recorded holders of the Company’s issued shares.

Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

The foregoing information in this paragraph 7 is based exclusively on information with respect to recorded shareholders in the Company’s shareholders register.  The Company does not have actual information available as to who may be the beneficial owners of the Company’s issued shares and, specifically, does not know who are the beneficial owners of the shares registered in two large intermediaries.

B

Related party transactions

During 2008 the Company made payments pursuant to what are designated as related party transactions.  Details are provided in Note 12 to the 2008 Annual Financial Statements attached as Exhibit 14.a and in Clause 5A on page 23 hereof.

There were no loans outstanding as at December 31, 2008 to any Company directors, officers or employees.

8

FINANCIAL INFORMATION

A

Consolidated Statements and Other Financial Information

Attached as Exhibit 14a is the 2008 audited Consolidated Annual Financial Statements of Caledonia, which reports include the audited financial statements of Caledonia and which are incorporated herein by reference. Note 21 of these financial statements titled "Generally Accepted Accounting Principles in Canada and the United States" compares the differences in GAAP between the two countries.

The 2008 consolidated financial statements have been audited by BDO Dunwoody LLP and comprise the following:

Auditor’s Report

Comments by Auditors for U.S. Readers

Balance sheet

Statement of Changes in Shareholders’Equity

Statement of Operations and Comprehensive Loss

Statement of cash flows

Summary of significant accounting policies

Notes to the consolidated financial statements

Caledonia has no significant ongoing legal or arbitration proceedings at April 7, 2009.

To the best knowledge of Caledonia, neither any of its directors or senior management or its affiliates is a party adverse to Caledonia or its subsidiaries, or has a material interest adverse to Caledonia or its subsidiaries.

The Company has never paid or declared any dividends.

Apart from the decision to bring Blanket Mine back into production having received the necessary gold dealing and export licenses, there have been no significant changes since December 31, 2008.

9

LISTINGS

Caledonia’s stock trades on the Toronto Stock Exchange under the symbol "CAL" on the NASDAQ Stock Exchange’s "Over-the-counter Bulletin Board" under the symbol "CALVF" and since June 2005 on the AIM market in London, England under the symbol “CMCL”

The trading history is as follows:

(a)

5 Year Market Trading Record - for the following calendar years:

Stock Exchange	2004	2005	2006	2007	2008
TORONTO ($Cdn.)
High	$0.465	$0.18	$0.23	$0.23	$0.20
Low	$0.12	$0.10	$0.095	$0.09	$0.03
Volume (1000s)	56,934	61,214	132,323	105,226	119,534
NASDAQ (US$)
High	$0.37	$0.15	$0.204	$0.20	$0.205
Low	$0.10	$0.08	$0.082	$0.07	$0.03
Volume (1000s)	210,251	105,151	212,028	187,988	170,944
LONDON (UK pence)
High	-	6.25p	11.0p	9.0p	10.0p
Low	-	4.50p	4.9p	4.09p	2.5p
Volume (1000s)	-	856,154	12,240	8,530	2,099

(b)

2 Year Market Trading Record by Quarter for the last 8 quarters – ending March 31, 2009

Stock Exchange	London AIM		TSE		NASDAQ
Share Price	High	Low	High	Low	High	Low
2007 - 1st Qtr	6.0p	4.09p	$0.15	$0.09	$0.13	$0.07
2007 - 2nd Qtr	9.0p	5.25p	$0.23	$0.13	$0.20	$0.11
2007 - 3rd Qtr	8.5p	5.75p	$0.15	$0.11	$0.15	$0.11
2007 - 4th Qtr	7.45p	5.09p	$0.15	$0.10	$0.15	$0.10
2008 - 1st Qtr	10.4p	5.55p	$0.20	$0.10	$0.21	$0.10
2008 - 2nd Qtr	9.74p	8.00p	$0.18	$0.16	$0.20	$0.16

2008 - 3rd Qtr	8.75p	5.75p	$0.16	$0.10	$0.17	$0.09
2008 - 4th Qtr	5.62p	2.38p	$0.10	$0.03	$0.10	$0.03
2008 - 1st Qtr	4.25p	2.5p	$0.08	$0.05	$0.07	$0.04

(c)

6 Month Market Trading Record by Month – October 2008 to March 2009

Stock Exchange	London AIM		TSE		NASDAQ
Share Price	High	Low	High	Low	High	Low
October 2008	5.62p	2.47p	$0.10	$0.06	$0.10	$0.04
November 2008	3.69p	3.00p	$0.08	$0.04	$0.07	$0.04
December 2008	3.00p	2.38p	$0.07	$0.03	$0.07	$0.03
January 2009	4.25p	2.50p	$0.08	$0.06	$0.07	$0.05
February 2009	3.75p	3.75p	$0.07	$0.06	$0.06	$0.05
March 2009	3.98p	3.75p	$0.07	$0.05	$0.06	$0.04

10

ADDITIONAL INFORMATION

A

Memorandum and Articles

The Memorandum and Articles of Caledonia have previously been provided.   Copies may be obtained upon request being made to one of Caledonia’s offices shown in section 4A of this document.

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

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2008, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.  The CEO and CFO concluded that  certain disclosable material weaknesses existed, as at December 31, 2008 as disclosed below.

Based on that evaluation the CEO and CFO have determined that the Company still has insufficient personnel to ensure appropriate segregation of duties within the Financial Reporting and Review Process. Specifically, the responsibilities assigned to the Company’s CFO include substantially all financial statement and note creation functions. No additional personnel in the Company, apart from the members of the Audit Committee, perform functions at a level of precision and involvement that would adequately prevent or detect immaterial misstatements on a timely basis. As an additional result of the insufficient personnel the Company did not maintain formal policies and procedures regarding end-user computing control over the access to, completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process.  As previously reported the Company experienced and discovered an operational deficiency in that the 2007 Form 20-F Annual Report filed in 2008 was released prior to it being approved by the Disclosure Committee.

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

The Company has a Disclosure Committee consisting of four Directors , and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities and to allow timely decisions regarding required disclosures.

(b)

Management’s annual report on internal control over financial reporting (“ICFR”)

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

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of the Corporation's internal controls over financial reporting using a framework designed by management and considered appropriate to the conditions of the various operating environments, and concluded that the following disclosable material weaknesses existed, as at December 31, 2008.

o

Segregation of duties

Due to limited resources, adequate segregation of duties within the accounting group was not achieved.  This creates a risk that inaccurate entries could be made and not corrected on a timely basis. The result is that the Corporation is highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects. The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potential significant errors.

o

Effective operation of the remuneration committee

Review of Management Compensation- it was noted that the proper controls relating to the tracking, review and approval of executive compensation including stock options is not appropriate and highly reliant on other mitigating procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of the Corporation's development, the Corporation does not have sufficient size and scale to warrant the hiring of additional staff to correct the segregation of duties weakness at this time There were no changes in the Corporation’s internal controls over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

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

(b)

The financial experts serving on the audit committee are Mr. G.R. Pardoe, Mr. R. Liverant and Mr. R. Babensee who are also all independent directors under the NASDAQ rules.

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

16C

Fees charged by principal accountant

(a)

The fees charged or estimated for the past two fiscal years for auditing and the other services designated below have been:

2007

2008(1)

  $

  $

-  Audit fees

             184,321

190,000

- Audit – related fees

 8,921

            -

- Tax fees

        -

            -

- All other fees

                        -

            -

             193,242

190,000

(1)      The figures shown for 2008 are estimates from Caledonia’s auditors as the final billings have not yet been completed.

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

PART 3

17.

FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of Caledonia at December 31, 2008, 2007 and 2006 are attached as Exhibit 14a by reference.

18.

FINANCIAL STATEMENTS

The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 21 the differences between Canadian and US GAAP's.

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

DATED at Johannesburg, South Africa, on the 1st day of May, 2009.

CALEDONIA MINING CORPORATION

Per: (Signed)

Stefan Hayden

President, Chief Executive Officer and Director

EXHIBIT #12

CALEDONIA MINING CORPORATION

CERTIFICATIONS

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stefan E. Hayden, certify that:

1.

I have reviewed this annual report on Form 20-F of Caledonia Mining Corporation (the “Company”).

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

May 1, 2009

(signed) S.E. Hayden

President and Chief

Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I  Steven Curtis, certify that:

1.

I have reviewed this annual report on Form 20-F of Caledonia Mining Corporation (the “Company”).

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

Date:  May 1, 2009

(signed)  Steven Curtis

Vice- President Finance and Chief

Financial Officer

EXHIBIT #13

CALEDONIA MINING CORPORATION

Certifications Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Stefan E. Hayden, President and Chief Executive Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

May 1, 2009

A signed original of this written statement required by Section 906 has been provided by Stefan E. Hayden and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Steven Curtis, Vice President Finance and Chief Financial Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

May 1, 2009

A signed original of this written statement required by Section 906 has been provided by Steven Curtis and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT #14a

CALEDONIA MINING CORPORATION

2008 ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements of Caledonia Mining Corporation have been prepared in conformity with generally accepted accounting principles applied in Canada and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Financial information used elsewhere in the Annual Report is consistent with that in the financial statements. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Corporation maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the annual consolidated financial statements and expressing an opinion on them.

Management have concluded that as a result of the relatively small size of the Corporation’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that  there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR.

In order to mitigate the risk of material misstatement in the Corporation’s consolidated financial statements, the Corporation implemented additional cash flow review and monitoring controls at head office on a monthly basis and as part of their monitoring and oversight role the Audit Committee performs additional analysis and other post closing procedures. No material exceptions were noted based on the additional year end procedures and no evidence of fraudulent activity was found.

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

S. E. Hayden

 S. R. Curtis

President and Chief Executive Officer

Vice-President, Finance and Chief Financial Officer

Auditors’ Report

To the Shareholders of

Caledonia Mining Corporation

We have audited the consolidated balance sheets of Caledonia Mining Corporation as at December 31, 2008 and 2007 and the consolidated statements of changes in shareholders’ equity, operations and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 31, 2009

2

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in the summary of significant accounting policies. The United States reporting standards also require the addition of an explanatory paragraph when changes in accounting policies, such as those described in Note 1, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 31, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 31, 2009

Caledonia Mining Corporation
Consolidated Balance Sheets
(in thousands of Canadian dollars )

December 31	2008	2007
Assets	$	$
Current
Cash and cash equivalents	3,652	76
Accounts receivable	132	2,064
Inventories (Note 11)	1,059	2,085
Prepaid expenses	27	17
Assets - held for sale	106	166
	4,976	4,408

Capital assets and mineral properties - held for sale	681	11,424
Accounts receivable (Note 10)	2,890	-
Investments (Note 1)	12	22
Capital assets (Note 2)	173	213
Mineral properties (Note 3)	14,566	13,425
	18,322	25,084
	23,298	29,492

Liabilities and Shareholders’ Equity
Current
Bank overdraft	-	13
Accounts payable	933	2,743
Liabilities - held for sale	16	1,587
	949	4,343

Long term liability (Note 15)	-	11
Asset retirement obligation (Note 4)	839	732
Asset retirement obligation - held for sale (Note 4)	314	311
	2,102	5,397

Shareholders’ Equity
Share capital (Note 5)	196,125	195,006
Contributed surplus	1,902	1,040
Accumulated other comprehensive income/(loss)	3	(57)
Deficit	(176,834)	(171,894)
	21,196	24,095
	23,298	29,492

On behalf of the Board:

“S E Hayden”

 Director

“G R Pardoe”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars )

For the years ended December 31, 2008, 2007 and 2006

				Accumulated
				Other
		Share	Contributed	Comprehensive
	Note	Capital	Surplus	Income/(loss)	Deficit	Total
		$	$	$	$	$
Balance at December 31, 2005		180,053	923		(161,604)	19,372
Shares issued		10,573				10,573
Equity-based compensation expense			66			66
Net loss for the year					(5,675)	(5,675)
Balance at December 31, 2006		190,626	989		(167,279)	24,336
Change in Accounting Policy	1			31		31
Warrants exercised	5(d)	4,380				4,380
Adjustment to opening
Equity-based compensation expense	5 (c)		51			51
Investments revaluation to fair value	1			(88)		(88)
Net loss for the year					(4,615)	(4,615)
Balance at December 31, 2007		195,006	1,040	(57)	(171,894)	24,095
Shares issued	5(b)(v)	1,119				1,119
Equity-based compensation expense	5(c)		862			862
Investments revaluation to fair value	1			(10)		(10)
Reclassification adjustment for other than temporary decline in value				70		70
Net loss for the year					(4,940)	(4,940)
Balance at December 31, 2008		196,125	1,902	3	(176,834)	21,196

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Operations and Comprehensive Loss
(in thousands of Canadian dollars except per share amounts)

For the years ended December 31	2008	2007	2006
Revenue and operating costs	$	$	$
Revenue from sales	7,696	10,039	13,586
Operating costs (Note 11)	4,438	9,745	8,572
Gross profit	3,258	294	5,014

Costs and expenses
General and administrative	3,896	2,123	2,096
Interest (received)/paid (Note 9)	(385)	309	54
Amortization	397	18	40
Write-down of mineral properties	1,168	750	-
Exchange loss/(gain)	1,876	1,012	(143)
Other expense (income) (Note 8)	591	(17)	-
	7,543	4,195	2,047

Income (loss) before income tax and discontinued operations	(4,285)	(3,901)	2,967
Income tax (Note 6)	-	(5)	(652)
Net income(loss) from continuing operations	(4,285)	(3,906)	2,315

Loss from discontinued operations	(655)	(709)	(7,990)
Net loss	(4,940)	(4,615)	(5,675)
Revaluation of investments to fair value (Note 1)	(10)	(88)	-
Reclassification adjustment for other than temporary decline in value	70	-	-
Comprehensive loss	(4,880)	(4,703)	(5,675)

Net income/(loss) per share
Basic and diluted from continuing operations	(0.009)	(0.008)	0.005
Basic and diluted from discontinued operations	(0.001)	(0.001)	(0.018)
Basic and diluted for the year	(0.010)	(0.009)	(0.013)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

For the years ended December 31	2008	2007	2006
Cash provided by (used in)

Operating activities	$	$	$
Income(loss) from continuing operations	(4,285)	(3,906)	2,315

Adjustments to reconcile net cash from operations (Note 9)	2,228	908	161

Changes in non-cash working capital balances (Note 9)	(1,359)	1,318	(619)

(3,416)	(1,680)	1,857

Investing activities
Expenditures on capital assets and mineral properties	(2,713)	(3,250)	(2,657)
Investment in Blanket Mine net of cash received on acquisition (Note 19)	-	-	(859)
Proceeds on the sale of Barbrook Mine	9,359	-	-
	6,646	(3,250)	(3,516)

Financing activities
Bank overdraft	(13)	13	(3)
Issue of share capital net of issue costs	1,119	4,380	7,559
	1,106	4,393	7,556

Cash flow from discontinued operations
Operating activities	(646)	(680)	(4,551)
Investing activities	-	-	(922)
Financing activities	-	6	(194)
Effect of foreign currency translation on cash	-	(4)	(9)
	(646)	(678)	(5,676)

Effect of foreign currency translation on cash	(112)	(7)	1
Increase (decrease) in cash for the year	3,578	(1,222)	222
Cash and cash equivalents, beginning of year	76	1,298	1,076
Cash and cash equivalents, end of year	3,654	76	1,298

Cash and cash equivalents at end of year relate to:
Continuing operations	3,652	76	1,252
Discontinued operations	2	-	46
	3,654	76	1,298

See Note 9 for supplementary cash flow information

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

Nature of Business

The Corporation is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Corporation to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Corporation to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

The Corporation operates in a number of operating segments but its assets located in Zimbabwe, including its interests in gold properties, are subject to a hyperinflationary environment and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Corporation's activities in this country or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

Basis of Presentation and Going Concern

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Corporation will be able to realize assets and discharge liabilities in the normal course of business.  The Corporation’s ability to continue as a going concern is dependent upon attaining profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The Corporation’s realization of its accounts receivable and its Blanket Mine assets are highly reliant on the monetary policies being implemented by the Zimbabwe government. The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation together with all its subsidiaries.  All significant inter-Corporation balances and transactions have been eliminated on consolidation.

The Corporation’s consolidated subsidiaries (all 100% owned) are:

Blanket Mine (1983) (Private) Limited (“Blanket”)	Caledonia Nama Limited (“Nama”)
Blanket (Barbados) Holdings Limited (“Barbados”)	Caledonia Western Limited (“Western”)
Caledonia Holdings (Africa) Limited (“CHA”)	Eersteling Gold Mining Corporation Limited ("Eersteling")
Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”)	Fintona Investments (Proprietary) Limited (“Fintona”)
Caledonia Mining Services Limited (“CMS”)	Greenstone Management Services (Proprietary) Limited (“Greenstone”)
Caledonia Kadola Limited (“Kadola”)	Maid O’ The Mist (Pty) Ltd (“Maid”)
Caledonia Mining (Zambia) Limited (“CMZ”)	Mapochs Exploration (Pty) Ltd

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts, and money market funds with initial maturities less than three months.

Inventories

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realisable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realisable value on an average basis.

Investments

The marketable securities are recorded at fair value. Changes in fair value are recognized in the statements of operations and comprehensive loss except for losses that are considered other than temporary which are recognised in operations.

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

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Eersteling Gold Mine remains for sale and is thus presented as assets for sale in these consolidated financial statements. Barbrook Mine was sold during 2008 but was presented as assets for sale in 2007 and 2006.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded on plant and equipment but vehicles and computer equipment continue to be amortized.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

.

Assets held for sale and discontinued operations

Eersteling Gold Mining Corporation has been on care and maintenance since 1997and in 2007 the decision to sell Eersteling was taken by the Board. Despite the fact that the sale of Eersteling to Oretech Resources fell through in 2008, the property continues to be disclosed under assets held for sale as other interested parties are conducting due diligence investigations at the present time.

The components held for sale are as follows:

	Eersteling Gold Mine		Barbrook Mine
	2008	2007	2008	2007
	$	$	$	$
Capital assets and mineral properties	681	645	-	10,779
Current assets	106	78	-	88
Current liabilities	(16)	(38)	-	(1,549)
Asset retirement obligation	(314)	(204)	-	(107)

As a consequence of this decision, Eersteling Mine’s results for 2008 and prior years have been disclosed under discontinued operations. Revenue from discontinued operations is $0 ($60 in 2007 and $2,973 in 2006). The loss from discontinued operations for 2008 included a loss of $364 arising from the sale of Barbrook. There is no tax applicable to discontinued operations.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these consolidated financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Corporation or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

A decision to abandon, reduce or  expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Corporation will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

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

Asset retirement obligation

The fair value of the liability of an asset retirement obligation is recorded when it is legally incurred and the corresponding increase to the mineral property is depreciated over the life of the mineral property. The liability is adjusted over time to reflect an accretion element considered in the initial measurement at fair value and revisions to the timing or amount of original estimates and for draw downs as asset retirement expenditures are incurred.

Strategic Alliances

In the past the Corporation has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed, only the expenditures on the properties incurred by the Corporation are reflected in these consolidated financial statements. Currently there are no active strategic alliances that would result in a joint venture.

Foreign Currency Translation

Balances of the Corporation denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in a hyper inflationary economy. Accordingly the results of these operations have been translated into Canadian Dollars using the temporal method. Included in the statement of operations and comprehensive loss is an exchange loss of $1,899 (loss $1,203 – 2007, gain $291 -2006) relating to the translation of Blanket Mine.

Income Taxes

The Corporation accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

Equity-based compensation

The Corporation operates a share option plan as described in note 5(c).  The Corporation accounts for equity-based compensation granted under such plans using the fair value method of accounting. Under such method, the cost of equity-based compensation is estimated at fair value and is recognized in the statement of operations and comprehensive loss as an expense.  This cost is amortized over the relevant vesting period for grants to directors, officers and employees, and measured in full at the earlier of performance completion or vesting for grants to non-employees.  Any consideration received by the Corporation on exercise of share options together with amounts previously credited to contributed surplus for these options is credited to share capital.

Financial Instruments

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

The various assets and liabilities were classified as follows on adoption:

1.

Cash and cash equivalents are classified as “assets held for trading”. They are stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations. The Corporation has no derivative financial instruments that would have been classified on a similar basis.

2.

Investments are classified as “assets available for sale”. Investments are presented at fair value and the gains/losses arising from their revaluation at the end of each quarter will be included in comprehensive income. When a decline in fair value is other than temporary, the accumulated loss that had been recognized directly in comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

3.

Trade receivables are classified under “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

4.

Bank overdraft is classified as “other financial liability” as there is a contractual obligation to deliver cash. It is measured at fair value which is the carrying value plus accrued interest. It is stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations and comprehensive loss.

5.

Accounts payable and long term liability are classified under “other financial liability”. They are recorded at their fair value upon initial recognition. Subsequent measurement will be at amortized cost using the effective interest rate method.

Changes in accounting policies:

(i)

Financial Instruments – Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments – Presentation.

Section 3862 on financial instrument disclosures, provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the Corporation’s financial position and performance and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Section requires qualitative and quantitative information relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

Section 3863 carries forward unchanged the presentation requirements of Section 3861. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  The Corporation has included disclosures recommended by these sections in Note 17 in the consolidated financial statements.

(ii)

Capital Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 1535- Capital Disclosures. Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital as well as quantitative data about what the entity regards as capital. Disclosure of externally imposed capital requirements is also required and whether the entity has complied with these and, if not, the consequences.

The Corporation has included disclosures recommended by the new section in Note 18 in the consolidated financial statements.

(iii)  Financial Statements Presentation

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA amended Handbook Section 1400-General Standards of Financial Statements Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. There was no impact on the financial statements due to the adoption of these amendments.

 (iv)

 Inventories:

Effective January 1, 2008, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories. This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories and requires the reversal of write downs, if applicable, on inventory. There were no changes to the Corporation’s accounting policies required on implementation of this standard. Additional disclosures required by the standard are included in Note 11.

Recently issued accounting pronouncements issued and not yet effective

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Corporation for the year ended December 31, 2010. While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. All of the Companies foreign subsidiaries operate in environments where IFRS has already been adopted.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Corporation is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Noncontrolling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Corporation’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Corporation’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Corporation chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

1.

Investments

On May 9, 2002, the Corporation participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) at a cost of $79.  The shares of Motapa are listed on the TSX Venture Exchange in Canada.

The adoption of CICA Handbook Sections 3855 and 1530, retrospectively from January 1, 2007, determined that the Corporation’s investments in Motapa Diamonds Inc. and in Old Mutual Plc were classified as instruments “available for sale” and they are thus recorded at fair value. The adjustment upon adoption of these sections was an increase in marketable securities and other comprehensive income of $31. The adjustment to the fair value during 2008 of an unrealized loss of $10 ($88 loss- 2007) is recorded in comprehensive income. As the decline in the value of the Motapa investment is seen as other than temporary the accumulated write down of $70 has been removed from comprehensive income and is expensed in the statement of operations and comprehensive income/(loss).

The fair value of the investment in Motapa Diamonds Inc is $9 ($20 – 2007) and the fair value of the shares held in Old Mutual Plc is $3 ($2- 2007).

2.

Capital Assets

	2008
	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land – plant sites	12	-	12
Plant and equipment
- producing (2)	24	4	20
- non-producing (3)	229	229	-
Office equipment	908	858	50
Vehicles	387	296	91
	1,560	1,387	173

	2007
	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land – plant sites	12	-	12
Plant and equipment
- producing (2)	24	1	23
- non-producing (3)	229	229	-
Office equipment	887	838	49
Vehicles	387	258	129
	1,539	1,326	213

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

(2)

The producing plant and equipment relates to the Blanket operation which effective October 2008 has suspended gold production.

(3)

The net book value of non-producing plant and equipment represents Zambian operations.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

Amortization of $77 ($18 – 2007) was charged against Capital Assets.

3.

Mineral Properties

	2008
	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	5,006	303	4,703
Non-producing - exploration:
Rooipoort , South Africa	4,399	-	4,399
Goedgevonden, South Africa(3)	-	-	-
Nama, Zambia	5,464	-	5,464
Mulonga, Zambia(2)	-	-	-
	14,869	303	14,566

	2007
	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	4,951	2	4,949
Non-producing - exploration:
Rooipoort , South Africa	4,236	-	4,236
Goedgevonden, South Africa	102	-	102
Nama, Zambia	3,094	-	3,094
Mulonga, Zambia(2)	1,044	-	1,044
	13,427	2	13,425

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations.

(2)

The Corporation had entered into strategic alliances with a third party on a Zambian property (Mulonga) valued at $0 ($1,044 – 2007).  The Zambian strategic alliance partner, Motapa Diamonds Inc., has terminated the strategic alliance agreement. The Corporation has applied for a retention licence over the properties.  All interest in the strategic alliance will be transferred to the Corporation by Motapa Diamonds Inc. As a consequence of the current economic climate, lack of exploration in the past 2 years and no planned expenditure for 2009 the Mulonga property has been fully written down to $Nil. It is still the Corporation’s intention to form a joint venture with a new strategic partner.

(3)

Due to the current economic climate, lack of exploration expenditure in the past 2 years, no planned expenditure for 2009 and the fact that prospecting licences are still to be granted, the Goedgevonden property has been written down to $Nil in 2008.

Amortization of $301 ($2 – 2007) was charged against Mineral Properties.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

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

4.

Asset Retirement Obligation

	2008	2007
	$	$
Continuing operation	732	811
Accretion expense	19	35
Foreign exchange loss (gain)	88	(114)
Closing balance – continuing operations	839	732

Discontinued operations
Opening balance	311	364
Accretion expense	20	-
Sale of Barbrook Mine	(107)	-
Foreign exchange loss (gain)	90	(53)
Closing balance – held for sale	314	311

The asset retirement obligations relate to Blanket Mine $839 ($732 – 2007), Barbrook Gold Mine $0 ($107 - 2007) and Eersteling Gold Mine $314 ($204 - 2007) and are estimates of costs of rehabilitation at the end of the mine life, increased annually for accretion expense at a rate of 5%. The undiscounted obligation for the Blanket Mine is $1,280 ($1,499 - 2007). During the year the expected life of the Blanket Mine has been extended by one year.

5.

Share Capital

(a)

Authorized

An unlimited number of common shares

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares		$
Balance, December 31, 2005	370,715,136	180,053
Issued pursuant to private placement (i)	15,437,626	1,475
Issued pursuant to a private placement (ii)	34,828,259	3,924
Issued pursuant to acquisition (ii)	20,000,000	3,014
Issued pursuant to a private placement (iii)	17,000,000	2,160
Balance - December 31 , 2006	457,981,021	190,626
Warrants exercised (iv)	29,888,259	4,380
Balance - December 31 , 2007	487,869,280	195,006
Issued pursuant to a private placement (v)	12,300,000	1,119
Balance - December 31 , 2008	500,169,280	196,125

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

 (i)

During December 2005, the Corporation commenced a private placement to raise $3,496.  As at December 31, 2005, the first closing raised gross proceeds of $1,875 comprising 17,850,000 units. The balance of the offering was received by February 2006 upon completion of the second to fourth closings. A total of 33,287,626 units priced at $0.105 were subscribed for all closings. Each unit consisted of one common share and one common share purchase warrant.  The common share purchase warrants are exercisable for one common share at $0.20 per whole warrant for a period of 24 months from the date of issuance.

The private placement agent was paid a commission of 9% of the gross proceeds raised. Cash commissions paid on the first closing amounted to $168 and has been charged to share capital in 2005.

(ii)

In April 2006 the Corporation, in a private placement, raised $3,924 after expenses from the sale of 34,828,259 units.  Each unit consists of one common share and one share purchase warrant. The common share purchase warrants are exercisable for one common share at $0.15 per warrant for a period of 12 months from the date of the issuance.

In April 2006 the Corporation acquired 100% of the shares in Blanket (Barbados) Holdings Limited (“Barbados”). Barbados owns through a holding company 100% of the shares of Blanket Mine (1983) (Private) Limited. The purchase price consideration was made up of $1,120 in cash and by the issue of 20,000,000 shares at an assigned value of $3,009.

(iii)

In July 2006 the Corporation, in a private placement, raised $2,160 after expenses from the sale of 17,000,000 units, each consisting of one common share and one share purchase warrant. The common share purchase warrants are exercisable for one common share at $0.16 per warrant for a period of 12 months from the date of the issuance.

(iv)

In April and May 2007, shareholders holding 29,888,259 warrants at $0.15 each exercised the warrants raising $4,380 after expenses.

(v)

In February 2008 the Corporation, in a private placement, raised $1,119 after expenses from the sale of 12,300,000 units.  Each unit consists of one common share and one common share purchase warrant at $0.15 exercisable before February 21, 2009.  These warrants expired unexercised on February 21, 2009.

 (c)

Stock Option Plans and Equity Based Compensation

The Corporation has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. Under the current plan the maximum term of the options is 5 years.  Under the Plans the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Corporation and, as at December 31, 2008, the Corporation has the following options outstanding:

Number of Options	Exercise Price-$	Expiry Date
9,950,000	0.235	April 24, 2012
150,000	0.345	June 2, 2012
410,000	0.260	April 29, 2014
4,000,000	0.110	February 15, 2015
1,000,000	0.140	July 10, 2010
300,000	0.125	May 11, 2016
200,000	0.110	January 23, 2017
1,300,000	0.1125	May 31, 2012
1,000,000	0.155	July 1, 2013
15,820,000	0.155	Mar 18, 2013
34,130,000	0.173

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2008, 2007 and 2006 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding at December 31, 2005	16,898,000	0.21
Granted	450,000	0.13
Forfeited or expired	(110,000)	(0.27)
Options outstanding at December 31, 2006	17,238,000	0.21
Forfeited or expired	(150,000)	(0.115)
Granted	200,000	0.11
Granted	1,300,000	0.1125
Options outstanding at December 31, 2007	18,588,000	0.198
Forfeited or expired	(1,778,000)	(0.28)
Granted	17,320,000	0.155
Options outstanding at December 31, 2008	34,130,000	0.173
Options exercisable at December 31, 2008	33,696,667	0.173

   The weighted average remaining contractual life of the outstanding options is 4.1 years (2007 - 5.8 years)

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2008 there are 15,886,928 stock options available to grant.

During 2008, equity based compensation expense of $862 for the grant of 16,990,000 fully vested options was charged to expense and credited to contributed surplus (2007 - $61 for 1,500,000; 2006 - $81 for 450,000). The weighted average grant date fair value of options was $862 (2007 - $84, 2006 - $81).

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2008, 2007 and 2006.

	2008	2007	2006
Risk-free interest rate	3%	3 – 4%	3 - 4%
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	55-62%	60 – 65%	70 – 78%
Expected option life in years	5	3 – 5	3 – 5

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

(d)

Warrants

The Corporation has issued the following common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2008:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
12,300,000	1 for 1	$0.15	February 21, 2009

The detail of the warrants issued is detailed below.

Number	Description	Exercise Price	Expiry
		$
12,300,000	Common share purchase warrants	0.15	Until February 21, 2009

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2005	17,850,000
Issued pursuant to private placements	67,265,885
Outstanding December 31, 2006	85,115,885
Exercised	(29,888,259)
Expired	(39,790,000)
Outstanding December 31, 2007	15,437,626
Expired	(15,437,626)
Issued pursuant to private placement	12,300,000
Outstanding December 31, 2008	12,300,000

These warrants expired unexercised on February 21, 2009

6.

Income Taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations for continuing operations:

	2008	2007	2006
Income tax rate	33.5%	36.12%	36.12%
	$	$	$
Income taxes (recovery) at statutory rate	(1,436)	(1,409)	1,072
Tax rate difference	259	541	(167)
Foreign currency difference	83	0	(28)
Permanent differences	87	36	170
Interest at special rates subject to withholding tax	-	5	-
Losses expired	(576)	216	-
Change in tax rate	186	1,153	847
Change in valuation allowance	1,397	(537)	(1,242)
Current income tax	-	5	652

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

The following table reflects future income tax assets and liabilities

	2008	2007	2006
	$	$	$
Non-capital loss carry forwards	11,411	10,181	10,009
Unrealized foreign exchange	158	249	1,422
Site reclamation costs	91	137	-
Other	304	2	-
Capital assets	(1)	(3)	(328)
Valuation allowance	(11,963)	(10,566)	(11,103)
	-	-	-

The Corporation has available tax losses for income tax purposes of approximately $36,985 (2007 - $32,830 and 2006 - $30,598) in Canada and South Africa which may be carried forward to reduce taxable income derived in future years.

The expiry of these losses is as follows:

Year	Amount
$
2028	2,260
2027	3,054
2026	2,780
2015	1,863
2014	1,583
2010	18,984
2009	3,611

No expiry	2,850
36,985

A valuation allowance has been provided as the potential income tax benefits of these carry-forward non-capital losses and deductible temporary differences and the realization thereof is not considered more likely than not.

The Corporation also has approximately $70,713 in capital losses which can be applied to reduce future capital gains.  The right to claim these capital losses is carried forward indefinitely but can only be claimed against capital gains. The Corporation also has the following expenses which are available to be applied against future income for income tax purposes:

Canadian exploration and development expenses	7,560
Foreign exploration and development expenses	1,811

For discontinued operations, the Corporation’s effective tax rate, which differs from the Canadian statutory income tax rate, may be reconciled as follows:

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

	2008	2007	2006
	$	$	$
Basic rate applied to pre-tax loss	(219)	(256)	(2,886)
Losses and other benefits not recognised	219	256	2,886
	-	-	-

7.

Net Income/(Loss) Per Share

The net income/(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 498,450,650 (2007 -477,930,290; 2006 – 423,838,628;).  Fully diluted income/(loss) per share has also been calculated only for 2006 as the Corporation achieved an income before discontinued operations. Fully diluted income/(loss) per share have not been calculated for 2008 or 2007 as it would be anti-dilutive.   The fully diluted number of shares amounts to 499,217,712 (2007 - 478,553,886 and 2006 – 425,984,395).

8.

Other Expense (Income)

Other expense (income) is comprised of the following:

	2008	2007	2006
	$	$	$
Fair value adjustment to RBZ accounts receivable	526	-	-
Reclassification adjustment for other than temporary decline in value	70	-	-
Other	(5)	(17)	-
	591	(17)	-

9.

Statement of Cash Flows

Items not involving cash are as follows:

	2008	2007	2006
	$	$	$
Amortization	397	18	40
Rehabilitation accretion incl. foreign currency adjustment	275	35	81
Equity based compensation expense	862	61	81
Blanket long term liability	(11)	-	(35)
Write down of mineral properties	1,168	750	-
Reclassification adjustment for other than temporary decline in value	70	-	-
Unrealized foreign exchange	(482)	-	-
Other	(51)	44	(6)
	2,228	908	161

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

The net changes in non-cash working capital balances for operations are as follows:

	2008	2007	2006
	$	$	$
Accounts payable	(1,973)	(1,832)	1,408
Accounts receivable	(374)	(651)	1,217
Inventories	1,026	3,653	(3,263)
Prepaid expenses	(10)	44	334
Assets held for sale	(28)	104	(315)
	(1,359)	1,318	(619)

Supplemental cash flow Information:

	2008	2007	2006
	$	$	$
Interest paid	103	485	54
Interest received	(488)	(31)	-
Tax paid	-	-	237
Withholding tax paid on interest in Zimbabwe	-	5	-
Blanket acquisition	-	-	3,009

10.      Accounts Receivable

Included in accounts receivable is an amount owing by the Reserve Bank of Zimbabwe (“RBZ”) of $2,890 ($1,780 – 2007) for gold sold, plus interest accrued, during 2008. In the monetary policy statement announced by the Governor of the RBZ in February 2009, this debt was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. This bond can be sold to any interested party locally, regionally or internationally at an agreed to time maturity discount. This bond plus interest is guaranteed by RBZ on maturity.

The Corporation has disclosed this receivable as a long term asset at its estimated fair value. The receivable has been written down by $526 to the estimated fair value at December 31, 2008. Due to the subsequent conversion of the receivable into a bond, the fair value was estimated by applying a risk premium of 18% to the bond value as if converted at the year end. Although it is the intention of the Corporation to sell the bond within the next 12 months due to a lack of a market to liquidate, the Corporation has classified the receivable as long term based on the legal term of the bond to January 31, 2010.

If the risk premium was increased by 5% the value of the receivable would reduce by a further $119.    If the risk premium was decreased by 5% the value of the receivable would increase by a further $130.

11.

Inventory

The only items valued at December 31, 2008 are the fast moving inventory items on hand at Blanket Mine at December 31, 2008 that have been purchased for the operations during 2008 which have been valued at $1,059 (2007 - $1,671).

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

Inventory items as at December 31	2008	2007
	$	$
Consumable stores	1,059	1,671
Gold in circuit	-	414
Total	1,059	2,085

During the year the Corporation wrote down inventory of $700 (2007 - $nil) related to its consumable stores.

The components of operating costs were as follows

	2008	2007
	$	$
Wages	1,510	3,125
Consumable materials (including amounts written down)	2,527	5,311
Reclamation accretion	19	36
Mine administration and safety	382	1,273
Total	4,438	9,745

12.

Related Party Transactions

The Corporation had the following related party transactions:

	2008	2007	2006
	$	$	$
Fees and allowances paid to a Corporation which provides the services of the Corporation's president	635(1)	560	534
Rent for office premises paid to a company owned by members of the President’s family	43	46	47
Interest paid to directors on outstanding fees and expenses	4	-	-
Consulting fees paid to Directors	65	19	27
Legal fees paid to a law firm where a Director is a partner	117	85	42
Fees, allowances and interest paid to the Chairman of the Board net of accruals	334	46	44

(1)

Included in this amount is $63 back pay for prior years.

The Corporation has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian corporation, for management services provided by the president.  The Corporation is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Corporation, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year that the change occurs.

On January 31, 2005, the Corporation entered into an agreement (the “Chairman’s Agreement”) with the Corporation’s Chairman for services as the non-executive Chairman of the board of directors of the Corporation.  The Chairman’s Agreement provides for the payment of an annual fee and a fee for services provided by the Chairman.  The Chairman’s Agreement provides that the fees will be reviewed annually by the Chairman and the Corporation’s compensation committee with the object that the parties will bona fide negotiate any changes in the fees.  No such reviews subsequent to the above date have been made by the Chairman and the compensation committee.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Corporation has the following related party balances:

	2008	2007	2006
Included in accounts payable	$	$	$
- owing to a Corporation that provides the services of the Corporation’s President	85	70	-
- owing to directors for unpaid salaries, consulting and directors’ fees	220	511	322
- unsecured loan due to a shareholder (1)	-	580	450

(1)

This refers to a short term loan received prior to the finalization of a private placement, subsequent to the year end in 2006 and 2007, of which this loan formed a part. The loan is unsecured and bears interest at prime plus 3%.

13.

Segmented Financial Information

The Corporation has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Corporation’s operating segments have been identified based on geographic areas as follows:

	For the year ended December 31, 2008
	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	12	7,684	-	-	7,696
Operating costs	-	(3,855)	(583)	-	(4,438)
General and administrative	(3,670)	(73)	(153)	-	(3,896)
Interest income	299	78	8	-	385
Amortization	-	(381)	(16)	-	(397)
Foreign exchange gains/(loss)	237	(1,899)	(102)	(112)	(1,876)
Write down of mineral property	-	-	(124)	(1,044)	(1,168)
Other income (expense)	(70)	(526)	5	-	(591)
Income (loss) for continuing operations	(3,192)	1,028	(965)	(1,156)	(4,285)
Discontinued operations (loss)	-	-	(655)	-	(655)
Income tax expense	-	-	-	-	-
Net income (loss) for the year	(3,192)	1,028	(1,620)	(1,156)	(4,940)
Identifiable assets – continuing operations	3,658	8,798	4,597	5,458	22,511
Identifiable assets – discontinued operations Capital and Current assets	-	-	787	-	787
Expenditures on capital assets & mineral properties continuing operations	-	90	253	2,370	2,713

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

	For the year ended December 31, 2007
	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	5	10,034	-	-	10,039
Operating costs	-	(9,288)	(457)	-	(9,745)
General and administrative	(1,697)	(151)	(275)	-	(2,123)
Interest income (expense)	5	(316)	2	-	(309)
Amortization	-	(4)	(14)	-	(18)
Write off of mineral property	(750)	-	-	-	(750)
Other income (expense) incl. foreign exchange gains/(loss)	(6)	(1,811)	786	36	(995)
Income (loss) for continuing operations	(2,443)	(1,536)	42	36	(3,901)
Discontinued operations (loss)			(709)		(709)
Income tax expense		(5)			(5)
Net income (loss) for the year	(2,443)	(1,541)	(667)	36	(4,615)
Identifiable assets – continuing operations	106	9,257	4,415	4,124	17,902
Identifiable assets – discontinued operations Capital and Current assets	-	-	11,590	-	11,590
Expenditures on capital assets & mineral properties continuing operations	-	616	164	2,470	3,250

	For the year ended December 31, 2006
	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	8	13,575	3	-	13,586
Operating costs	-	(8,121)	(451)	-	(8,572)
General and administrative	(1,787)	(100)	(209)	-	(2,096)
Interest	-	(54)	-	-	(54)
Amortization	-	(20)	(20)	-	(40)
Other income (expense) incl. foreign exchange gains/(loss)	(276)	292	128	(1)	143
Income (loss) for continuing operations	(2,055)	5,572	(549)	(1)	2,967
Discontinued operations (loss)	-	-	(7,990)	-	(7,990)
Income tax expense	-	(652)	-	-	(652)
Net income (loss) for the year	(2,055)	4,920	(8,539)	(1)	(5,675)
Identifiable assets – continuing operations	965	12,544	4,521	1,662	19,692
Identifiable assets – discontinued operations Capital and Current assets	-	-	11,764	-	11,764
Expenditures on capital assets & mineral properties continuing operations	-	1,998	382	277	2,657
Expenditures on capital assets & mineral properties – discontinued operations	-	-	922	-	922

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

14.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Corporation purchased 100% of the shares of Blanket, the Corporation agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at December 31, 2008 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Corporation and the Board of Directors of Blanket have delayed the establishment of the required scheme pending clarity of the anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws when passed, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

   15.      Long Term Liability

The long term liability refers to a provision for the Service Bonus Fund relating to employees at Blanket Mine in Zimbabwe. The fund was established in 1975 to provide a gratuity to permanent employees of Blanket Mine on cessation of employment at Blanket Mine for any reason apart from dismissal or resignation. The provision is built up by providing 15% of an employee’s basic salary per year up to a capped maximum.

This fund represents a defined contribution future employee benefit fund for which the funds have not been segregated by the Corporation. The expense for the year, representing the required contributions in the year, was $Nil ($2 – 2007).

16.

Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

17.

Financial Risk Exposure and Risk Management

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The fair value of the Corporation’s financial instruments approximate their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

(a) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

As noted below, the Corporation has certain financial assets and liabilities denominated in foreign currencies. The Corporation’s Blanket operation is subject to a hyperinflationary environment in Zimbabwe, foreign creditors are denominated in Rands and local costs increase with inflation. As the official exchange rate is fixed and the effective buying power of the Zimbabwe Dollar decreases accordingly there could be a significant impact on the results of the operations. The Corporation does not use any derivative instruments to reduce its foreign currency risks.

As disclosed in Note 19 below, 12 zeroes were scrapped from the value of the Zimbabwe dollar in February 2009. As a result the Zimbabwe dollar liabilities disclosed below are effectively eliminated in their entirety.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchanges rates relative to the Canadian dollar. All values are in thousands.

C$‘000s	US Dollars	Zimbabwe Dollars	SA Rand
Cash	1	-	1,386
Accounts receivable	3,187	10	197
Accounts payable	-	175	64

The table below illustrates by how much a 5% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

C$’000	US Dollars	Zimbabwe Dollars	SA Rand
Cash	-	-	69
Accounts receivable	159	1	10
Accounts payable	-	9	3

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

(b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free and only utilizes overdraft facilities for short periods if necessary. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries, this can have an effect on the results of the Corporation due to higher interest rates being paid in African countries compared to Canada. Cash held in interest bearing accounts amounted to $3,451. At December 31, 2008, with all other variables unchanged, a 1% change in interest rates would result in an increase or reduction of interest income of $35.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations but the magnitude of deposits on hand has resulted in higher interest receipts.

(c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s receivables from the Reserve Bank of Zimbabwe (“RBZ”) which is the sole buyer of gold produced in Zimbabwe, in terms of legislation.

At December 31, 2007 the RBZ owed Blanket US$1,780,000 and at December 31, 2008 this had increased to US$2,400,000 (at fair value) despite having received two payments of US$325,000 and US$1,125,000 and having paid roughly US$806,000 to various suppliers in Zimbabwe from the amounts due by RBZ. The lack of foreign currency in Zimbabwe affects all business sectors and management maintains close relations with RBZ to ensure payments are made whenever necessary, to sustain operations, within the capabilities of the RBZ.

In the Monetary Policy Statement announced by RBZ on April 30, 2008 an exporter who is owed foreign currency by RBZ is now allowed to sell the currency to a willing buyer through the commercial bank system at a negotiated rate.

 (d) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Due to the hyperinflationary environment in Zimbabwe the Zimbabwe dollar based local insurance coverage was valueless and therefore terminated by the year end. The lack of foreign currency and the magnitude of the potential premiums prevented Blanket from acquiring insurance coverage in US dollar terms. As a result Blanket is uninsured for any loss. This matter will be addressed as soon as foreign currency funds are available on a sustained basis. Blanket in Zimbabwe continues to be self funding.

(e) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain raw materials can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

The major factor influencing commodity price risk is that RBZ does not pay Blanket market value for gold produced. The amount paid is dependent on the exchange rate applied by the RBZ at the time of the transaction which results in a discount on the Zimbabwe dollar value received on the market price of the gold.

18.       Capital Management

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Corporation’s capital includes short-term debt, long-term debt and equity, comprising issued common shares, contributed surplus, accumulated deficit and accumulated other comprehensive income.

The Corporation’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any asset retirement obligation and to pursue growth opportunities.

In order to maximize ongoing exploration efforts, the Corporation does not pay dividends.

As at December 31, 2008, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

Shareholders’ Equity
	As at December 31, 2008	As at December 31, 2007
Issued common shares	196,125	195,006
Contributed surplus	1,902	1,040
Other comprehensive income	3	(57)
Deficit	(176,834)	(171,894)
Total	21,196	24,095

19.

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

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

20.

Subsequent Events

Zimbabwe Monetary Policy announcement.

In the February 2009, as a result of RBZ Monetary Policy announcement and a revised budget presentation announced in March, 2009 significant changes were made to the rules governing gold production in Zimbabwe, in summary these are:

•

all changes are effective February 1 , 2009

•

each gold producer who delivers gold to Fidelity Printers and Refiners (“Fidelity”) will be issued with a gold export certificate by Fidelity and will then be entitled to market and ship the gold to a refiner of their choice.

•

the net export proceeds from the sale of the gold will be paid by the refinery into the producers foreign currency account (“FCA”) at a Zimbabwean commercial bank.

•

the producer will be entitled to retain 100% of the proceeds indefinitely in their FCA. The gold producer will be entitled to access gold loans, collateralised by physical gold retained.

Any amounts owing by RBZ to the gold producer for previously unpaid gold sales will be converted into Special Tradeable Gold-backed Foreign Exchange Bonds (“Bond”) that have the following features;

o

Term of 12 months

o

Interest at 8% pa on maturity

o

Bonds may be sold locally, regionally or internationally at an agreed price

o

RBZ will honour the full principal plus interest on maturity

In addition to the above, the RBZ has relaxed numerous exchange control measures which will make the operating environment for Blanket more “normal” if and when these announcements are in fact implemented on a sustainable basis without modification.

Blanket is currently applying for all the necessary permissions and licences to be able to implement the new gold export measures and will announce a return to production as soon as the regulatory permissions are all received and the first gold has been successfully delivered to Rand Refineries in South Africa.

In addition to the above, RBZ devalued the Zimbabwe dollar in this monetary policy announcement by scrapping 12 zeroes.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

21.

Generally Accepted Accounting Principles in Canada and the United States

The Corporation’s accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)

Mineral Properties

US GAAP requires that expenditures on mineral properties with no proven reserves be reflected as expenses in the period incurred.

(b)    Employee and Directors Stock Options

Prior to 2003, the Corporation accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost was recognized when the exercise price equals or exceeds the fair value at the date of grant. Effective January 1, 2003, the Corporation has, for US reporting purposes, prospectively applied the fair-value recognition provisions of SFAS 123. Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Corporation adopted the new CICA policy of accounting for stock based compensation. Prior to adoption no compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information. For 2002, a compensation expense was shown reflecting the intrinsic value attributable to stock options granted to directors, officers and employees.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Corporation commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model.

(c)

Warrants

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

Recently Issued United States Accounting Standards

(d)

Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires employers to: (a) recognize in its statement of financial position an asset for a plan's over-funded status or a liability for a plan's under-funded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. These changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Corporation has no defined benefit pension plans.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

(e)

Business Combinations

On December 4, 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations. SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including:

?

Acquisition costs will be generally expensed as incurred;

?

Non-controlling interests (formerly known as "minority interests" -- see Statement 160 discussion below) will be valued at fair value at the acquisition date;

?

Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

?

In-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

?

Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

?

Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

Accordingly, a calendar year-end Corporation is required to record and disclose business combinations following existing GAAP until January 1, 2009.

(f)

Statement No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51

On December 4, 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51. Statement 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.

Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. Statement 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Like SFAS 141R discussed above, earlier adoption is prohibited.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

(g)

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133

 On March 19, 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an Amendment of FASB Statement 133. SFAS 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Specifically, SFAS 161 requires:

?

Disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation;

?

Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;

?

Disclosure of information about credit-risk-related contingent features; and

?

Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.

SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged but not elected by the Corporation

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

The impact of the foregoing on the consolidated financial statements is as follows:

(a)

 Statement of operations and comprehensive income

	2008	2007	2006
	$	$	$
Income/(Loss) for continuing operations per Canadian GAAP	(4,285)	(3,906)	2,315
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	(1,878)	(2,633)	(659)
Net income (loss) from continuing operations	(6,163)	(6,539)	1,656
Loss from discontinued operations	(655)	(709)	(7,990)
Net income (loss)	(6,818)	(7,248)	(6,334)
Deemed Dividend	-	(134)	-
Net income (loss) available for common shareholders	(6,818)	(7,382)	(6,334)
Net income (loss)	(6,818)	(7,248)	(6,334)
Other comprehensive (loss)/gain	60	(88)	85
Total comprehensive loss	(6,758)	(7,336)	(6,249)
Basic and diluted income/(loss) per share continuing operations	(0.013)	(0.01)	(0.00)
Basic and diluted income/(loss) per share discontinued operations	(0.001)	(0.00)	(0.02)
Basic and diluted income/(loss) per share for the year	(0.014)	(0.01)	(0.02)

(b)

   Balance Sheets

	2008	2007
	$	$
Total assets per Canadian GAAP	23,298	29,492
Mineral properties with no proven reserves expensed	(9,863)	(7,985)
Total assets per US GAAP	13,435	21,507

Total liabilities per Canadian and US GAAP	2,102	5,397

Shareholders’ equity
Shareholders’ equity per Canadian GAAP	21,196	24,095
Mineral properties with no proven reserves expensed	(9,863)	(7,985)
Shareholders’ equity per US GAAP	11,333	16,110

Total liabilities & shareholder’s equity per US GAAP	13,435	21,507

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

 (c)     Statement of Cash Flows

	2008	2007	2006
Cash provided by (used in)	$	$	$
Operating activities for continuing operations per Canadian GAAP	(3,416)	(1,680)	1,857
Mineral properties expenditure by continuing operations	(1,878)	(2,633)	(659)
Operating activities per US GAAP	(5,294)	(4,313)	1,198

Investment activities for continuing operations per Canadian GAAP	6,646	(3,250)	(3,516)
Mineral properties expenditure	1,878	2,633	659
Investment activities per US GAAP	8,524	(617)	(2,857)

Financing Activities per Canadian and US GAAP	1,106	4,393	7,556

Effects of foreign currency translations on cash per Canadian and US GAAP	(112)	(7)	1

Increase (decrease) in cash for continuing operations	4,224	(544)	5,898

Cash flow from discontinued operations per Canadian and US GAAP
Operating activities	(646)	(680)	(4,551)
Investment activities	-	-	(922)
Financing activities	-	6	(194)
Effects of foreign currency translations on cash	-	(4)	(9)
Decrease in cash from discontinued operations	(646)	(678)	(5,676)

Increase (decrease) in cash for the year	3,578	(1,222)	222
Cash and cash equivalents, beginning of year	76	1,298	1,076
Cash and cash equivalents, end of year	3,654	76	1,298

Cash and cash equivalents at end of year relate to:
Continuing operations	3,652	76	1,252
Discontinued operations	2	-	46
	3,654	76	1,298

EXHIBIT #14b

CALEDONIA MINING CORPORATION

2008 Proxy and Information Circular

Notice of Annual and Special

Meeting of Shareholders

to be held May 20, 2009

Proxy and Information Circular

CALEDONIA MINING CORPORATION

April 15, 2009

NOTICE OF ANNUAL

MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders of Caledonia Mining Corporation (the "Corporation") will be held in Boardroom No. 44-01, 44th Floor, Scotia Plaza (the offices of the Corporation’s Toronto Solicitors, Borden Ladner Gervais LLP), 40 King Street West, Toronto, Ontario, on  Wednesday, May 20, 2009 commencing at 10:00 a.m. for the purposes of:

1.

receiving the annual report that includes the financial statements and Auditors' report thereon for the financial year ended December 31, 2008;

2.

electing directors;

3.

appointing Auditors and authorizing the directors to fix their remuneration;

4.

considering approval, by an ordinary resolution, of the reduction of the requirements for a quorum at a general meeting of the shareholders from 10% of the issued shares to 5% of the issued shares;

5.

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

DATED:   April 20, 2009

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation by and on behalf of the management of Caledonia Mining Corporation (the "Corporation") of proxies to be used at the Annual Meeting (the "Meeting") of Shareholders of the Corporation to be held on Wednesday, May 20, 2009 at 10.00 am local time, in Boardroom 44-01, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting.  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees or agents of the Corporation.  The cost of any such solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Corporation.  A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name, which need not be a shareholder of the Corporation, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy.  In all cases, the completed proxy is to be deposited at the registered office of the Corporation or at the offices of Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than 4:30 p.m. (Toronto, Canada local time) on Tuesday May 19, 2009.

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

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 20, 2009, the Corporation had issued and outstanding 500,169,280 common shares, each carrying the right of one vote per share.  To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all issued shares of the Corporation.

The Board of Directors of the Corporation has fixed the record date as April 17, 2009 for the purpose of determining who is entitled to receive Notice of Meeting.  Shareholders entitled to vote at the meeting will be the shareholders of record at 10:00 a.m. (Toronto, Ontario time) on May 15, 2009.  The failure of any shareholder to receive notice of the Meeting shall not deprive the shareholder of voting at the Meeting.

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

Name, Office Held and Municipality of Residence	Principal Occupations during past 5 years	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
G. Rupert Pardoe, (1)(2)(3)(4)(5) Non-executive Chairman & Director Johannesburg, South Africa	Business executive. From 2001 to 2004 employed by ABSA Bank Limited of Johannesburg, South Africa as Group Executive Director and from 2003 to 2004 as Deputy Group Chief Executive.	2005	Nil

Stefan E. Hayden, (3)(4)(5) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Corporation and Director of all Caledonia’s subsidiary companies.	1996	Nil
James Johnstone, Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Corporation and Director of various subsidiary companies until September 30, 2006.	1997	Nil
F. Christopher Harvey, Director, Oakville, Ontario, Canada	Retired. Until 31 December 2005 employed as Technical Director and Secretary of the Corporation and Director of various subsidiary companies.	1993	4,300
Carl R. Jonsson,(2)(3)(5) Director & Secretary, Vancouver, British Columbia, Canada	Principal of Tupper, Jonsson & Yeadon, Barristers & Solicitors.	1992	59,469
Robert. Liverant(1) Director Vancouver, British Columbia, Canada	Retired Chartered Accountant. Director of various other public companies including Bonaventure Enterprises Inc. since 2006 and Valterra Resources Corp. since 2006.	2007	Nil
Robert Babensee (1)(2) Director Toronto, Ontario, Canada	Retired Chartered Accountant. Formerly an assurance specialist in the Canadian accounting firm of BDO Dunwoody LLP (retired December 31, 2004). Formerly the CFO of Golden China Resources a company whose shares were registered on the TSX Venture Exchange, whose business focus was the exploration for gold in China.	2008	Nil
Steven Curtis (5) VP Finance, Chief Financial Officer & Director	Financial Director Avery Dennison SA (Pty) Ltd. and VP Finance and Chief Financial Officer and Director of Caledonia	2008	Nil

Notes:

(1) Member of Audit Committee, (2) Member of Compensation Committee, (3) Member of Corporate Governance Committee,

 (4) Member of Nominating Committee, (5) Member of Disclosure Committee.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

In compliance with applicable disclosure requirements - C.R. Jonsson has been, within the past 10 years, a director and/or officer of three companies the shares of which were/are listed on the TSX Venture Exchange and its predecessor, in Canada, that were the subject of Cease Trade Orders issued by Provincial Securities Regulators having jurisdiction over them.  In the case of each company Mr. Jonsson held the positions incidental to his acting as the Solicitor for the companies:

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

At the present time the following Caledonia directors who are nominated for re-election are also directors of the following public issuers:

Rupert Pardoe - none	Chris Harvey - none
Stefan Hayden - none	Jim Johnstone - none

Carl Jonsson

-

Bonterra Oil & Gas Ltd.

-

Comaplex Minerals Corp.

-

Comet Industries Ltd.

-

Acrex Ventures Ltd.

-

Dolly Varden Resources Ltd.

-

Alder Resources Ltd.

-

Pine Cliff Energy Ltd.

-           Cayenne Gold Mines Ltd.

-           Astorius Resources Ltd.

Robert Liverant -

Bonaventure Enterprises Inc.

Valterra Resources Corp.

__________________________________________

Robert Babensee -          Apollo Gold Corporation

_________________________________________

Steven Curtis -                 none

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

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

SHAREHOLDER RIGHTS PLAN

On April 10, 2008, the Company implemented a Shareholders Rights Plan (the “Rights Plan”), the terms and conditions of which are set out in the Shareholders Rights Plan Agreement (the “Rights Agreement”) dated April 10, 2008 with Equity Transfer Services Inc., as Rights Agent.  The Rights Plan was submitted to – and approved by – the general meeting of the shareholders held May 16, 2008.  The Rights Plan has a term of approximately three years and will remain in effect until the close of the first annual meeting of shareholders of the Company occurring following three years from May 10, 2008 (i.e. the annual meeting held in the Spring of 2011), unless extended by the shareholders.  The Rights Plan is similar to plans adopted by other Canadian public companies and approved by their shareholders.

The Rights Plan may be viewed on SEDAR at www.sedar.com.

REDUCTION OF QUORUM REQUIREMENTS

The Articles (By-Laws) of the Company previously provided that the requirements for a quorum at a meeting of the shareholders was  that there be two members present in person, or through a proxy, holding between them not less than 10% of the issued shares of the Company.  This would have required, to satisfy the quorum requirements, that shareholder representation at a general meeting of the shareholders would have had to be 50,016,928 shares.  The Board of Directors of the Company, effective March 10, 2009, passed a resolution reducing the 10% requirement to 5% and appropriately amending the relevant clause in the Company’s By-Laws.  This requires, for the forthcoming shareholders’ meeting, that only 25,008,464 shares have to be represented to constitute a quorum – based on the presently issued shares of the Company.  The Resolution of the Directors passed to reduce the quorum requirements, is subject to being approved or rejected at the first shareholders meeting held after its passage.

The Board of Directors has noticed that it is increasingly difficult for the Company, and other companies, to have sufficient proxies submitted to satisfy their quorum requirements and that, increasingly, shareholders registered as personal shareholders do not attend general meetings.  In addition, the regulations now allow – and many registered shareholders provide instructions to companies that – notices of meetings should not be sent to them unless the meetings are proposing to conduct extraordinary or special business.  This means that, for the Company, where such instructions have been given, shareholders will not receive general meeting materials and will not attend the meetings or submit proxies.  Under these circumstances the Board of the Company has considered that it would be appropriate to reduce the quorum requirement to 5% of the issued shares of the Company for future meetings – and shareholders are encouraged to vote in favour of this Resolution.

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

REPORT ON EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with the requirements of Canadian National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal year ended December 31, 2008 in respect of the Company’s named executive officers:  A named executive officer (“NEO”) means each of the following individuals:

(a)

The Chief Executive Officer;

(b)

the Chief Financial Officer;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year.

Summary Compensation Table

Name and principal position (a)	Year (b)	Salary ($) (c)	Share- based awards ($) (d)	Option- based awards ($) (e)	Non-equity incentive plan compensation ($) (f)		Pension value ($) (g)	All other compensa-tion ($) (h)	Total compensa- tion ($) (i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
Stefan Hayden(1) Chief Executive Officer	2008 2007 2006	444,750 435,600 396,000	- - -	- - -	- - -	66,780 - -	- - -	89,148 81,242 78,373	600,678 516,842 474,373
Steve Curtis(2) Chief Financial Officer	2008 2007 2006	216,950 190,626 144,650	- - -	- - -	- - -	122,000 - -	- - -	- - -	338,950 190,626 144,650

Rupert Pardoe(3) Chairman of the Board	2008 2007 2006	- - -	- - -	- - -	- - -	- - -	- - -	275,865 295,375 344,017	275,865 295,375 344,017

(1)

Mr. S. E. Hayden is employed indirectly by the Corporation through a management and administrative agreement with a private corporation.  The amounts shown are the amounts paid to the private corporation.

(2)

Mr. Curtis was appointed Chief Financial Officer on April 3, 2006 and a Director June 1, 2008

(3)

Of the amounts shown as paid to Mr. Pardoe in 2006, only $26,318 was paid in 2006 and the balance of $249,546 was paid in 2008.  Of the amounts shown as paid to Mr. Pardoe in 2007, only $34,723 was paid in 2007 and the balance of $260,652 was paid in 2008..

Outstanding share-based awards and option-based awards

This table shows, for each NEO, for all awards outstanding at the end of the most recently completed financial year – December 31, 2008.  This includes awards granted before the most recently completed financial year.

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money options ($) (e)(1)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)(1)
Stefan Hayden	4,000,000 6,000,000	$0.235 0.155	April 24, 2012 Feb. 11, 2013	nil nil	- -	- -
Steve Curtis	300,000 400,000 2,300,000	0.13 0.1125 0.155	May 11, 2016 May 31, 2012 Feb. 12, 2013	nil nil nil	- 133,333 -	- nil -
Rupert Pardoe	2,500,000 4,000,000	0.155 0.11	Feb. 12, 2013 Feb. 1, 2015	nil nil	- -	- -

(1) Values in columns (e) and (g) are shown as “nil” as all of the options are exercisable at prices in excess of the prices at which the Company’s shares currently trade.

Incentive plan awards – value vested or earned during the year

This table shows, for each NEO, awards granted during the fiscal year ended December 31, 2008.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Share-based awards – Value vested during the year ($) (c)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Shares Value
Stefan Hayden	6,000,000 nil	-	-
Rupert Pardoe	2,500,000 nil	-	-
Steven Curtis	2,300,000 nil	-	-

Compensation Discussion and Analysis

The Company pays – and rewards – its NEO’s in the amounts specifically detailed in the Tables above.  The following comments with respect to the remuneration of the NEO’s are provided pursuant to the requirements of Canadian Securities National Instrument 51-102:

(a)

In providing the compensation, and structuring it with the various elements, the Company’s objective is to reward the NEO’s generously enough that they are sufficiently happy with their remuneration that they are keen to stay in the service of the Company and motivated to provide the highest quality services possible.

(b)

The compensation packages of the NEO’s contain various elements, as follows:

(i)

Mr. Hayden’s compensation contains a number of elements:

A.

His compensation is provided through an agreement with a management services contract with a private company (“management company”), which contain requirements for the payment of the equivalent of a basic salary, an annual increase in the basic rate of pay based on increases in the annual cost of living, and bonuses for reaching certain specified benchmarks.  The benchmarks are the achievement of various defined elements of success with respect to progress in the Company’s development of its mineral properties, securing financing for the Company and achieving the completion of certain agreements that would be of particular benefit to the Company.  For each benchmark achieved the management company is entitled to receive a bonus equal to 7.5% of the base remuneration paid for the year in which the benchmark is achieved.  The remuneration paid to the management company for 2008 included two benchmark bonuses of $33,390 each – total $66,780.  The agreement with the management company also provides for the payment  to it of a monthly amount to compensate for the personal expenses incurred by Mr. Hayden in performing his services for the Company - in lieu of having to keep records and present invoices for the detailed expenses.  The monthly unvouchered expense allowance for 2008 was $6,924 (U.S.) and the amount is also increased annually by the annual increase in the cost of living;

B

His remuneration also includes grants of  share purchase

options;

C.

Indirectly Mr. Hayden receives a further element of compensation in that the Company rents its Johannesburg office facilities from a private company, the shares of which are owned by members of Mr. Hayden’s family.

(ii)

Mr. Curtis’s remuneration consists of only two elements – a salary and share purchase options;

iii)

Mr. Pardoe’s remuneration includes an annual $30,000 fee for acting as the Chairman of the Board of the Company, daily and hourly pay for time spent on Company affairs and management matters, and share purchase options;

(c)

While the NEO’s have all been granted share purchase options they have consistently, over the past three years, been “out of the money” and have not resulted in the NEO’s receiving any benefits from the options.  The NEO’s are also all paid the same $10,000 per annum directors’ fees that are paid to all of the Directors.

(d)

The various elements of the compensation of the NEO’s have been chosen to make the compensation packages competitive with what is offered by other comparable companies.  The actual amounts are settled by negotiations with the NEO’s from time to time.

(e)

In settling the agreed amounts of the compensation payable to Mr. Curtis, and to Mr. Hayden’s management company, consideration was given to the fact that both of them work out of the Company’s office in Johannesburg, South Africa with minimal office support personnel – with the result that it is expected that they will, on average, work substantially longer than what might be considered normal hours for executives, and perform a wider variety of services for the Company than might otherwise be expected from people holding their positions.

Director compensation table

This table shows all amounts of compensation paid or provided to the Directors – exclusive of the NEO’s whose compensation is detailed in the Summary Compensation Table on page 5 - for the company’s financial year ended December 31, 2008.

Name (a)	Fees earned ($) (b)	Share- based awards ($) (c)	Option- based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total ($) (h)
James Johnstone	10,000	-	2,000(1)	-	-	28,637	40,637
Christopher Harvey	10,000	-	2,000(1)	-	-	22,695(1)	34,695
Carl R. Jonsson	10,000	-	5,000(1)	-	-	- (2)	- (2)
Robert Liverant	10,000	-	-	-	-	5,600	15,600
Robert Babensee	1,667	-	-	-	-	1,925	3,592

(1)

Options were granted to Messrs. Johnstone, Harvey and Jonsson effective April 30, 2008.  The closing price of the Company’s shares on the Toronto Stock Exchange on that date was $0.16 and the options are exercisable at $0.155.  The options were, therefore, considered “in the money” at the date they were granted and the amounts shown are the deemed value of the options in excess of the exercise price.

(2)

Carl R. Jonsson is a principal of the Vancouver law firm of Tupper, Jonsson & Yeadon which acts as the Company’s principal lawyers.  Mr. Jonsson’s services to the Company are rendered through Tupper Jonsson & Yeadon and he, accordingly, indirectly shares in fees paid to that firm for services rendered.

The Corporation does not have a long-term incentive plan, a pension plan or other form of defined benefit plan – other than its Stock Option Plan.

The Compensation Committee reviews the compensation paid to directors annually. Based on compensation paid to Directors at other companies comparable to Caledonia and on the additional risks and responsibilities assumed by the directors it recommends compensation paid to Caledonia’s directors.  Since July 1, 2004 the fees paid to Directors has been to $10,000 per year, and reimbursement of out of pocket expenses relating to attendance at a board or committee meeting.  Since June, 2003 the Corporation has maintained Directors and Officers liability insurance for directors and officers of the Corporation and its affiliates with coverage of $2,000,000 Canadian per occurrence and in the aggregate.

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

Termination of Employment, Change of Responsibilities and Employment Contracts

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for:

(a)(i)

a "Key Executive Severance Protection Plan" between Caledonia and. S.E. Hayden dating from 1996 and (ii) the indirect employment of Mr. S.E.Hayden through a management and administrative agreement.  The “Severance Plan” calls for severance payments to Mr. Hayden if his employment is terminated as a result of a change of control of Caledonia;

(b)

an agreement with Mr. Pardoe providing for his engagement as Chairman and for compensation for the services provided to Caledonia by him;

(c)

there are letters of appointment dated May 10, 2005 with Messrs. Harvey and Jonsson.  Caledonia has also entered into Indemnification Agreements with the Directors and Senior Officers.

(d)

a service agreement between Caledonia and Mr. Curtis dated April 1, 2008.

Composition of the Compensation Committee

The Corporation has a Compensation Committee (“Committee”) comprised of three directors.  All issues as to compensation of  the Officers are considered by the Committee, the members of which, during the fiscal year ended December 31, 2008, were G.R. Pardoe (Chairman), C. R. Jonsson  and  S. E. Hayden.  Mr. Hayden ,as President and CEO of the Corporation, is an inside director. Mr. Hayden abstained from voting on compensation matters pertaining to him – and then resigned from the Committee.  Mr. G.R. Pardoe was appointed  as a  member of the committee in March 2005. Since March 2005 and since that date has provided the company with consulting services for which he has been compensated.   He has therefore been a service provider within the past three years and may be considered a non-independent director by Canadian Securities Rules.  Mr. Jonsson continues to provide the company with legal services and is paid for these services at normal rates.   He has therefore been a service provider within the past three years and is not considered an independent director.

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the common shares of the Corporation with the TSX Composite Index for the last five years on the basis of cumulative total return.

Caledonia Shares vs TSX Composite at December 31, 2008 (assuming $100 of Caledonia shares were purchased on January 1, 2004:

Notwithstanding the fact that the value of the Company’s shares has declined on the markets on which the shares trade, the compensation levels of the Company’s NEO’s have increased by amounts which are in excess of the inflation rates experienced in the countries in which the Company conducts its business activities and in which its shares trade.  The compensation of the Company’s NEO’s has never been determined in relation to the prices at which its shares have traded.

CORPORATE GOVERNANCE PRACTICE

The Corporation is subject to Canadian National Instrument 58-101 (“NI 58-101”) Disclosure of Corporate Governance Practices. This Instrument requires a company to include in its management information circular the disclosure required by Form 58-101F1.  The Corporation's Statement of Corporate Governance Practices, which has been prepared by the Corporate Governance Committee follows:

Mandate of the Board

The Board of Directors of the Corporation is responsible for the overall stewardship of the Corporation, and has full power and authority to manage and control the affairs and business of the Corporation.  The mandate of the Board of Directors is detailed in the “Charter of the Board of Directors” which can be viewed on the Corporation’s website at www.caledoniamining.com.

Amongst other things, the Board is responsible for:

1.

supervising the officers of the Corporation in their management of the business and affairs of the Corporation;

17

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

The Board holds regular meetings and additional meetings to address special items of business.  The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. On average the Board has met between five and six times per year during the past five years.

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

The Board has concluded that three of the eight directors, Messrs. Harvey, Liverant and Babensee, are independent directors within the meaning of the NI 58-101 definitions.  In reaching these conclusions, the Board has examined the factual circumstances of each director and has considered any interests and business or other relationship that any director may have with the Corporation.    Mr. S. E. Hayden is a related director by virtue of his position as the President and Chief Executive Officer of the Corporation and Mr. J. Johnstone  is a related director by virtue of his position as an employee of the Corporation until September 30, 2006 and since then has provided consulting services to the Corporation.  Mr. S. Curtis is a related director by virtue of his positions as Vice President Finance and Chief Executive Officer.  Messrs Jonsson and Pardoe have respectively provided legal and consulting services to the Corporation and are thus related directors. The Board believes that the extensive knowledge of Messrs. Hayden, Curtis, Johnstone and Jonsson of the Corporation's business is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.  The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Mr. Pardoe is most valuable to the other directors and to the Corporation as a whole.

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

Position Descriptions and Charters

The Board has developed written position descriptions for the Chairman of the Board and the Chief Executive Officer, but does not have written position descriptions for the chairmen of each board committee.  The Board has adopted committee charters for the Audit, and Disclosure committees - which outline the responsibilities of each committee and the reporting responsibilities of the committee chairman.

Board Committees

The Board of Directors has five standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee and the Disclosure Committee.  The Board has established a policy to strive to implement the recommendations of National Policy 58-101 wherever possible and practical.

Audit Committee

The Audit Committee, comprised of Messrs. Pardoe, Liverant and Babensee – and is chaired by Mr. Pardoe.  The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties.  The Audit Committee is responsible for reviewing and making recommendations to the Board on:

19

1.

financial statements and the related reports of management and external auditors;

2.

accounting and financial reporting procedures and methods;

3.

internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.

The Board has adopted a “Charter of the Audit Committee” which can be viewed on the Corporation’s website.

Compensation Committee

The Compensation Committee is currently composed of Directors Pardoe, Jonsson and Babensee.  Mr. Pardoe was appointed to this Committee, which he chairs, on his appointment to the Board in 2005.  Mr. Hayden was a member of the Committee until he resigned in 2008.  Mr. Babensee was appointed to the Committee in February, 2009.  The Committee is responsible for making recommendations to the Board on:

1

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

Corporate Governance Committee

The Corporate Governance Committee is currently composed of Directors Pardoe, Hayden and Jonsson. The Committee has general responsibility for developing the approach of the Corporation to matters of corporate governance, which includes the responsibility for:

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

Nominating Committee

The Nominating Committee is composed of Directors Pardoe and Hayden.  The Committee is responsible for:

1.

identifying prospective nominees for the Board and recommending them to the Board; and

2.

establishing criteria for Board membership and retirement therefrom.

Disclosure Committee

The Disclosure Committee is responsible for the establishment and maintenance of controls and procedures to ensure that all required disclosures are made accurately and on a timely basis in satisfaction of applicable Canadian securities laws.  The Committee is comprised of  Directors Pardoe, Hayden, Jonsson, and Curtis.

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

Additional Information

Additional information relating to the Corporation is on SEDAR at www.sedar.com and on the Corporation’s website at www.caledoniamining.com   Financial information is provided in the Corporation’s comparative financial statements prepared and audited to December 31, 2008 and in its annual MD&A dated March31, 2009.

Copies of any of the documents which are described in the Information Circular as being available to be viewed on the Company’s website.  They also can be obtained by contacting the Corporation at:

Suite 1201, 67 Yonge Street,

Toronto, Ontario, Canada M5E 1J8

Phone:

+1-416-369-9835

email: Jonsson@securitieslaw.bc.ca

BY ORDER OF THE BOARD OF DIRECTORS

DATED:  April 20, 2009

EXHIBIT #14c

CALEDONIA MINING CORPORATION

MINERAL PROPERTIES

The following is a summary of Caledonia’s mineral properties and the capitalized costs as at the 31st December 2008 – in Canadian dollars:

Africa:

South Africa

     4,399,000

Zambia

     5,464,000

Zimbabwe

     4,703,000

$ 14,566,000

NOTE:  The cost of acquisition of mineral properties and all related exploration and development expenditures, less recoveries, are capitalized and carried as an asset to be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of.  The South African mineral properties exclude the mineral properties of the Eersteling Gold Mines Limited as these assets are listed for sale.  The values listed for South Africa relate to the Rooipoort Project.

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