Form 20-F
period 2009-12-31
CALEDONIA MINING CORP
filed 2010-06-23
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 20-F

ANNUAL REPORT

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Yes  ______

No      x

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ______

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

Item 18 ______

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ______

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

PART 1

1.

IDENTITY of DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required as this is an annual report under the Securities Exchange Act of 1934 (“Exchange Act”).

However, the information required above can readily be determined from Caledonia’s Proxy and Information Circular dated April 15, 2010 attached as Exhibit #14b.  Information is also given in Section 14A.

2.

OFFER STATISTICS AND TIMETABLE

Not required as this is an annual report under the Exchange Act.

3.

KEY INFORMATION

Selected Financial Data

Table 3 A shows the applicable selected financial data for the 5-year period 2005 to 2009 in Canadian Generally Accepted Accounting Principles.

Table 3 A (i) shows the applicable selected financial data for the 5-year period 2005 to 2009 in United States Generally Accepted Accounting Principles.

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual six months ending March 31, 2010.

Table 3A - Selected Financial Information - Canadian Generally Accepted Accounting Principles - the figures presented being as of the end of each such year.

- In Thousands of Canadian Dollars except per share amounts	2009	2008(2)	2007	2006(1)	2005(1)
Revenue from Operations	11,559	7,696	10,039	13,586	6
Gross Profit (Loss)	3,336	3,258	294	5,014	(751)
Expenses (General, Administration, Interest) Amortization)	6,247	7,543	4,195	2,047	2,997
Net Income (Loss) for continuing operations	(3,770)	(4,285)	(3,906)	2,315	(3,748)
Loss from discontinued operations	(180)	(655)	(709)	(7,990)	(5,932)
Loss for the Year after discontinued operations	(3,950)	(4,940)	(4,615)	(5,675)	(9,680)
Cash	1,622	3,652	76	1,252	1,076
Current Assets	5,917	5,025	4,408	8,773	2,264
Total Assets	22,090	23,657	29,492	31,456	22,338
Current Liabilities	2,759	1,308	4,343	5,899	2,589
Long Term Liabilities	2,589	1,153	1,054	1,221	377
Working Capital (Deficiency)	3,158	3,717	65	2,874	(325)
Shareholders’ Equity	16,742	21,196	24,095	24,336	19,372
Total Capital Expenditures (including Mineral Properties)	1,547	3,023	3,250	3,579	5,284
Expenditures on Mineral Properties	718	2,898	2,633	659	2,583
Financing Raised (incl overdraft in 2009)	588	1,119	4,380	7,559	6,588
Dividends Declared	-	-	-	-	-

Share Information

Market Capitalization ($ Thousands)	32,508	32,511	53,666	45,798	42,632
Shares Outstanding (Thousands)	500,169	500,169	487,869	457,981	370,715
Warrants & Options (Thousands)	32,580	46,430	34,026	102,354	34,748
Earnings (Loss) per Share – continuing operations	(0.008)	(0.009)	(0.008)	0.005	(0.012)
Loss per Share	(0.008)	(0.010)	(0.009)	(0.013)	(0.031)

(1)

Presented to show the results of continuing and discounted operations due to the Company’s decision to sell the Barbrook and Eersteling Mines.

(2)

The 2008 figures have been restated to reflect an under accrual of $310 of capitalized mineral property exploration costs plus $49 for VAT.

Table 3A (i) - Selected Financial Information - United States Generally Accepted Accounting Principles - the figures presented being as of the end of each such year

	2009	2008(2)	2007	2006(1)	2005(1)
- In Thousands of Canadian Dollars except per share amounts
Revenue from Operations	11,559	7,696	10,039	13,586	6
Gross Profit (Loss)	4,110	1,070	(2,339)	4,355	(2,791)
Expenses (General and Administration, Interest and Amortization)	6,247	7.543	4,195	2,047	2,997
Net Income (Loss) from continuing operations	(2,996)	(6,473)	(6,539)	1,656	(5,788)
Loss from discontinued operations	(180)	(655)	(709)	(7,990)	(5,932)
Net Loss	(3,176)	(7,128)	(7,248)	(6,334)	(11,720)
Cash	1,622	3,652	76	1,252	1,076
Current Assets	5,917	5,025	4,408	8,773	2,264
Total Assets	12,691	13,484	21,507	26,135	17,591
Current Liabilities	2,759	1,308	4,343	5,899	2,589
Long Term Liabilities	2,589	1,153	1,054	1,221	377
Working Capital (Deficiency)	3,158	3,717	65	2,874	(325)
Shareholders’ Equity (Deficiency)	7,343	11,023	16,110	19,015	14,625
Total Capital Expenditures (including Mineral Properties)	887	125	617	2,920	3,244
Expenditures on Mineral Properties	57	-	-	-	543
Financing Raised	588	1,119	4,380	7,559	6,785
Deemed Dividends	-	-	134	-	171
Share Information
Market Capitalization ($ Thousands)	32,508	32,511	53,666	45,798	42,632
Shares Outstanding (Thousands)	500,169	500,169	487,869	457,981	370,715
Warrants & Options (Thousands)	32,580	46,430	34,026	102,354	34,748
Basic and Diluted Income (Loss) per share - continuing operations	(0.006)	(0.013)	(0.01)	0.00	(0.02)
Basic and Diluted Loss per Share	(0.006)	(0.014)	(0.01)	(0.02)	(0.04)

(1)

Presented to show the results of continuing and discontinued operations due to the Company’s decision to sell the Barbrook and Eersteling Mines.

(2)

The 2008 figures have been restated to reflect an under accrual of $310 of capitalized mineral property exploration costs plus $49 for VAT.

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2005 to 2009 2005 to 2009

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2009	2008	2007	2006	2005
Rate at the End of the Period (1)	1.049	1.218	0.982	1.1654	1.1630
Average Rate (2)	1.14	1.066	1.0744	1.342	1.2114
High Rate (1)	1.036	0.9711	1.185	1.1794	1.2585
Low Rate (1)	1.2907	1.3008	0.9145	1.0948	1.1630

Notes:

(1)

The rate of exchange is the Bank of Canada closing rate for the period.

(2)

The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 6 months from October 2009 to March 2010 are as follows:

	Oct. 2009	Nov. 2009	Dec. 2009	Jan. 2010	Feb. 2010	March 2010
Closing	1.072	1.062	1.049	1.071	1.052	1.019
Average	1.055	1.063	1.056	1.044	1.057	1.025
Hi	1.086	1.086	1.075	1.070	1.078	1.057
Low	1.027	1.042	1.037	1.022	1.037	1.006

C.

Risk Factors

An investment in the securities involves a high degree of risk.  Investors need to carefully consider the following risk factors, in addition to the other information contained in this document and the Exhibits hereto.

Industry Competition

The mining industry is a highly diverse and competitive international business.  The selection of geographic areas of interest are only limited by the degree of risk a company is willing to accept by the acquisition of  properties in emerging or developed markets and/or prospecting in explored or virgin territory.  Mining, by its nature, is a competitive business with the search for fresh ground with good exploration potential and the raising of the requisite capital to move projects forward to production.  Globally the mining industry is prone to cyclical variations in the price of the commodities produced by it, as dictated by supply and demand factors, speculative factors and industry-controlled marketing cartels.  Nature provides the ultimate uncertainty with geological and occasionally climatic surprises. Commensurate with the acceptance of this risk profile is the potential for high rewards.

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

-

foreign exchange controls;

government mandated social expenditures;

-

import and export regulation, including restrictions on the sale of their production in foreign currencies;

-

industrial relations and the associated stability thereof;

-

inflation of cost that is not compensated for by a currency devaluation;

-

requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, which, possibly, the foreign company must subsidize;

8

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

-

demands or actions by native or indigenous groups;

-

other risks arising out of foreign sovereignty over the areas in which operations are conducted.

-

lack of uninterrupted power supplies

-

lack of investment funding

Such risks could potentially arise in any country in which Caledonia operates.  In Southern Africa, Black Economic Empowerment Legislation and a number of economic and social issues may result in increased political and economic risks of operating in that area.

The Republic of Zimbabwe brought its Indigenisation and Economic Empowerment Act into law in March 2008. The law seeks to ensure that a majority stake (at least 51%) in all companies is held by indigenous Zimbabweans. Additionally the Mines and Minerals Amendment Bill is the subject of revision and will be presented to Parliament in due course..

In January 2008 the Zambian government announced the following changes to its tax laws that would have had a bearing on the Nama Cobalt Project.  The key changes were:

  Increase in mineral royalty from 0.6% to 3%

  Increase in profit tax rate from 25% to 30%

  Introduction of variable profits tax of 15% for net profits above 8%

  Introduction of a windfall profit tax for copper and cobalt mines

  Capital allowances reduced from 100% to 25%

These measures were highly controversial with mining companies, many of which invested in the country under specific tax incentives and formalized their business models accordingly. Various representations were made by the mining companies both directly and through the Chamber of Mines to the government following the budget announcement at the end of January 2008. The Zambian government in January 2009 announced improvements to the taxation of mining companies, in particular:

•

the abolition of windfall tax

•

the return of capital allowances back to 100%.

Whilst these changes are welcome, the royalty remains unchanged at 3% and we make the observation that at low cobalt prices, the royalty can give rise to a very significant tax burden on the project.

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

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since inception from February 1992, Caledonia has recorded a loss in every year except 1994 and 2000.  As at December 31, 2009, the consolidated accumulated deficit was $180,784,000.

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

Black Empowerment and Indigenization

The governments of the Southern African countries in which the Company operates have, or are proposing, legislation (typically referred to as “black empowerment”) requiring companies to allow participation in their shareholdings and business enterprises by the indigenous (i.e. black) population.  In not all instances is it assured that such interests will have to be paid for at full fair value.  In Zimbabwe, when Caledonia purchased the Blanket Mine, it agreed to establish a trust for the benefit of the employees of the Blanket Mine into which up to 30% of the issued shares of the wholly owned subsidiary which it acquired and is operating the Blanket Mine would be placed.  The ultimate terms and conditions of black empowerment regulations forced on the Company - and the Zimbabwean trust when it is established - could seriously affect the profitability and economic prospects of the Company.

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

Joint Venture Negotiations

Two of the three Rooipoort platinum prospecting rights applied for have been granted to prospect for PGMs on major portions of the Mapochsgronde tribal trust land and are currently in the process of registration.  The remaining property to the north of the area where the current rights are under appeal with the DME and its decision is awaited.

Joint venture partners are being sought for this project.

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

Mr. Harvey retired from his position as Technical Director in December 2005, but continues as a director and was appointed as a member of the Audit Committee in June 2009. James Johnstone retired from his position as Chief Operating Officer in September, 2006, also continues as a Director.

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

4.

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

Exploration activities

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

In August 2005 the joint venture partners, Motapa Exploration Limited and Caledonia Western Limited, a fully owned subsidiary of Caledonia, formed Motapa Mining Limited, a Zambian company, to hold and maintain the licences of the Mulonga Plain JV on behalf of the JV partners.  At present Caledonia holds 40% of Mulonga Mining Limited, Motapa Exploration Limited holds the other 60%.  Motapa has withdrawn from the joint venture and intends to transfer all rights in and title to the properties to the Corporation for a nominal amount.

The Corporation has applied for a retention license over the properties managed under the joint venture.

In August 2000, Caledonia concluded a deal with a major mining company whereby the company would   spend a total of $750,000 over a 3-year period on Caledonia’s Kikerk Lake diamond property in northern Canada to earn a 52.5% interest in the property from Caledonia who at that time held a 70% interest.  By the end of 2002 the mining group had spent in excess of $750,000 on the Kikerk property and had earned a 52.5% interest.  The joint venture parties signed a 3-way joint venture exploration agreement in early 2002. The operator of the joint venture did approximately $2,440,000 of work on the property in the 2002 – 2004 period.  Cost of exploration at Kikerk Lake in 2005 totalled $530,000 During 2007 Caledonia wrote down its investment in Kikerk Lake by $750,000 to a nil balance.

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

In 1995 the Company acquired ownership of the shares of the companies which owned the Barbrook and Eersteling Mines in South Africa.  The original acquisition was of only 96.4% of the issued shares of Eersteling Gold Mining Company Ltd. - with the remaining 3.6% being acquired in mid 2004. On May 31, 2008 an agreement to sell Barbrook Mine was concluded and Caledonia was paid the full purchase price of $9,130,000 by Eastern Goldfields SA (Pty) Ltd.

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

Pages 23,24 and 25 are maps respectively of northern South Africa, Zimbabwe and Zambia – which show the locations of the Company’s exploration and operating  properties in those countries.

B.

Business Overview

Mining and Exploration Activities:

Gold Production

Blanket Mine (1983) Private Limited (“Blanket”) - Gold

The improved gold selling conditions introduced by the RBZ in early 2009 operated satisfactorily throughout 2009. Blanket continues to export its gold production to Rand Refineries in South Africa and receives 100% of the sale proceeds in US dollars within 5 days of sale. Cash flow at Blanket continues to be tight due to lower than expected production and ongoing capital investment.  The failure to redeem the Gold Bond by the RBZ on February 1, 2010 is unfortunate, but alternative financing and revision to the capital expenditure programme should allow for the completion of the #4 Shaft expansion project by Quarter 4 of 2010.

Background

Blanket is wholly owned by the Corporation’s 100% owned Zimbabwean registered subsidiary Caledonia Holdings Zimbabwe, and the mine  is located 560 km south of Harare, the capital city of Zimbabwe and 150 km south of Bulawayo, the country’s second largest city.  The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km east of the mine and is approximately 197 km north north-west of the South African border post of Beit Bridge.  The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800’s.  Blanket holds extensive exploration properties throughout this belt. The Blanket property was first pegged in 1904 with mining and metallurgical plant operations starting in 1906 and has since produced over a million ounces of gold.

Geological Setting

Like most of the gold mines in Zimbabwe, Blanket is situated in a typical greenstone terrain, the 70 km long by 15 km wide Gwanda Greenstone belt.  This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada.  The Blanket property is the largest of the three remaining large gold producers, from a gold resource area that has given rise to no less than 268 gold mines.

Property Geology

Blanket is part of the group that makes up the North Western Mining camp also called the Sabiwa group of mines extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies.  The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to carry mineralization.  It is generally on this lithology type that the various mine tailings disposal sites are located.  Above this unit is the ultramafic unit that includes the banded iron formations hosting the eastern dormant cluster of mines and the ore bodies of the adjacent Vubachikwe mine complex.   The active Blanket ore bodies are found on the next unit, the mafics and an andesitic unit which lies to the west, caps this whole stratigraphy.  A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect.  Ore bodies at Blanket are epigenetic and are associated with a later, regionally developed deformation zone characterized by areas of high strain, wrapping around relatively underformed remnants of the original basaltic lava flows.  It is within the higher strain regime (highly sheared rocks) that the wider of the ore bodies are located.

The Company had previously published mineral reserve and mineral resource figures for the Blanket Mine.  In the period since then the reserve and resource figures will have been depleted to the extent of the production which has occurred - while additional exploration work has replenished the reserve and resource figures at least to some extent.  The Company has not had any new formal reserve or resource figures calculated and reported by a person who is an independent qualified person pursuant to Canadian National Securities Instrument 43-101.  Therefore current figures are not quoted.

Dr Trevor Pearton, FGSSA, SAIMM, Caledonia’s Vice President for Exploration, is the company’s Qualified Person for Blanket Mine’s reserves and resources.  Mr. David Grant, C. Geol, FGS, Pr. Sci. Nat., an independent consultant is the “Independent Qualified Person” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Production Operations

Mining

Subsequent to the receipt of the gold dealer’s license from the Ministry of Finance and a gold exporter’s license from the Reserve Bank of Zimbabwe (RBZ) in early 2009, gold production that had been suspended in 2008 due lack of foreign currency to purchase operating supplies and spares, was recommenced in April 2009 and has continued uninterrupted except for forced shutdowns caused by repeated and frequent interruptions of electricity supply.

The resumption of gold production and the successful application for short term loan funding from a Zimbabwean bank, has enabled the #4 Shaft Expansion Project to recommence. It is anticipated that the shaft project will be completed by the 4th quarter 2010.

The current underground workings can currently produce approximately 450 tonnes of ore daily (before the effect of power interruptions) using a long-hole open stoping method.   Ore is transported to one of three shafts, from which it is hoisted to surface.  Since the resumption of production in April 2009, it has not been possible to achieve a constant rate of production due to frequent power interruptions.  The #4 Shaft Expansion Project, when completed,  will increase and streamline the overall hoisting capacity of the mine and the crushing and milling capacity so that the plant can be supplied at a rate of 1,000 tonnes per day, 7 days per week from the underground ore stockpile and feed bin.

Metallurgical Process

The present crushing and milling circuit is being expanded from 600 tonnes per day to 1,000 tonnes per day ore throughput capacity to handle the planned increase in mine production from the #4 Shaft Expansion Project. The prioritization of the mill’s upgrading requirements is driven by Blanket’s need and ability to generate sufficient funds as Blanket completes the #4 shaft underground expansion tasks.

Run of mine (“ROM”) ore is crushed on surface to minus 12mm in the 3-stage crushing circuit.  This material is then fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Concentrators where approximately 49% of total mill gold production is recovered as ‘gravity’ gold.  The Knelson Concentrator tails are pumped through cyclones whose underflow reports to a large 3.66m by 4.9m 750 kW regrind ball mill.  The products from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach (“CIL”) plant consisting of eight, 600 cubic metre leach tanks each equipped with 45 kW mixers where alkaline-cyanide leaching at 50% solids and simultaneous absorption of dissolved gold onto activated carbon takes place.  Elution of the gold from the loaded carbon and subsequent electro-winning is done on site.  During electro winning the gold is deposited on wire wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from acid digestion and the gold concentrate from Knelson Concentrate tailings are smelted.The gold bullion produced is delivered, as required by Zimbabwean gold-mining law, to the Government-operated Fidelity for sampling and onward delivery to the Rand Refineries in South Africa.  Rand Refineries undertake final refining and selling of the resultant gold with 100% of the proceeds net of refining charges being credited   to Blanket’s Zimbabwean bank account in US dollars within 5 days of sale.

The CIL plant has an overall design capacity of 3,800 tonnes of milled ore per day, from its previous use for reclaimed tailings processing.  The plant tailings from CIL are reduced in cyanide content and deposited on two licensed tailing impoundment areas sited close to the plant. The tailing deposition is contracted out to the Zimbabwean subsidiary of specialized South African company “Fraser Alexander Tailings”

DISCONTINUED OPERATIONS

Eersteling Gold Mining Company Limited

The mine continues to be disclosed as “held for sale” as the Board’s decision to sell remains intact.  No impairment has been made against the carrying value as the previously offered price by Oretech was significantly higher than the carrying value and the Corporation has recently rejected a purchase offer also in excess of the carrying value.  Interested parties continue to investigate the merits of purchasing the mine and the Corporation continues to seek a suitable purchaser.

MARKETING

During 2009 Blanket became entitled to export and sell its entire gold production in its own name.   Blanket has since then delivered and sold its gold production to Rand Refineries Limited in South Africa and has been paid the proceeds directly into its foreign currency account  held with a Zimbabwe commercial bank.

KEY PERFORMANCE FACTORS

During 2009, the US$ gold price per ounce continued to strengthen and with the resumption of gold production Blanket has been cash-flow positive on an ongoing basis. This along with a 6 month loan facility from Blanket’s local Zimbabwean bankers has allowed Blanket to fund the expenditure to date on the #4 Shaft Expansion Project. It was however very disappointing that the Gold Bonds which were issued by the RBZ to Blanket in January 2009 as payment for historic gold deliveries were not redeemed on February 1, 2010 and have been rolled over for a further 6 months.  The failure of the RBZ to redeem the Bonds has hampered the financing and has delayed the start of the #4 Shaft Expansion Project.  In addition, the required work on the Level 22 development project, a key project following the completion of the #4 Shaft Expansion Project, will be slowed down until sufficient funding is available.  The increasing duration and frequency of electrical supply interruptions in 2010 to date has also negatively affects Blanket’s cash position due to the high proportion of fixed costs, including wages for the consequently under-productive employees, which have to be paid despite reduced production.  Since restarting operations in April 2009, Blanket has successfully managed to replenish most of its depleted essential consumables and spares to levels that are able to support and sustain production.

The negotiations with Mitsubishi on the PGE Joint Ventures (“JV’s”) at Rooipoort and Mapochs properties failed to be completed as Mitsubishi concluded that the conditions precedent relating to security of tenure of the prospecting rights held by Caledonia and its subsidiaries due to the Broad Based Black Economic Empowerment (“empowerment”) requirements imposed by the South Africa Department of Minerals (‘DM”) did not meet their requirements.  The DM’s requirement that empowerment must be introduced at the exploration stage is not currently required under South Africa law and, accordingly, was not envisaged  by the Agreement.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

The plans for the non-revenue generating exploration projects continue to be determined by the availability of funds and are more fully described below.

8.1

Gold Production

Blanket Mine – Zimbabwe

The operational statistics reported below refer to the period from April 3 to December 31 2009 as production only recommenced on April 3, 2009 after a six month shut down due to lack of payment for gold delivered to the Reserve Bank of Zimbabwe.

 Safety, Health and Environment

The table below summarizes Blanket’s safety record for 2009 and 2008:

	2009	2008
Lost time injury	3	-
Occupational illness	-	-
Medical Aid	6	5
Restricted work activity case	15	5
First Aid	7	17
Total	32	27
Incidents	36	62
Near misses	20	39

The mine had a reasonable year from a safety perspective in that 3 lost time injuries (Nil -2008) were recorded during the period but 15 (5 – 2008) restricted work activity cases occurred. Incidents decreased to 36 (62 - 2008), and near misses also decreased to 20 (39 – 2008). Intensive safety training continues under the National Occupational Safety Association (“NOSA”) to ensure that new employees are compliant with the NOSA requirements.

The occupational health centre continues to operate on the Mine and all employees are screened for occupational ailments.  There were again no occupational health illnesses detected during the year.  HIV/AIDS continues to be an area of concern for management despite awareness programs to educate employees being in place, the voluntary testing by employees is still at disappointingly low levels.

The Mine continues to monitor the ground water in the ground-water pumping wells downstream of the tailings impoundment areas. Results continue to be well within the Governmental Environmental Management Agent (“EMA”) minimum levels.  Re-grassing of the outer slopes on Dam B is ongoing.

As the mining operations ramp up, the associated waste management requirements continue to increase. The items covered here include used oil, scrap metal, used batteries, domestic refuse, industrial waste and clinic waste and such items are disposed of or recycled safely according to the Zimbawean Government Regulations.

The Chamber of Mines (“COM”), of which Blanket is a member,  continues to negotiate wage levels for member companies. The Mine Workers’ Union continues to believe that quarterly increases in a US dollar based environment are appropriate as well as a 300% increase in wages, and this has caused tension at the bargaining table. There have been threats by the union to call for a national strike, but to date there have been no labour related stoppages at Blanket.

.

On the positive side, labour turnover rates have decreased significantly every quarter to finish in Q4 2009 at 0.23%

In general the labour force is now stable with the number of un-authorized absences and desertions stabilizing at acceptably low levels.

Capital Projects

No. 4 Shaft Expansion Project

Work on this Project was resumed during Q4 2009 with the final design and procurement for the silo bottom steel work and feed chutes, the conveyor, grizzly feeder and crusher. Design and procurement also started for 765m level- the loading flasks and loading chutes on the 785m level, the spillage deflectors on the 802m level, and the spillage loading chutes on the 813m level. This was followed by the steel work fabrication and installation contract which commenced in January 2010. The final designs have necessitated additional excavation on the 765m Level Crushing Station and this was started in December and has been completed in Q1 2010. The three 750m level ore car tipping stations and their associated grizzlies, and the conveyor, grizzly feeder and primary crusher for the 765m level crushing station have been delivered to the mine and are all scheduled for installation during Q2 2010. The entire work program should take approximately 6 months to complete.

On surface at the metallurgical plant, a contractor has been selected to start with the installation of a refurbished rod mill in the primary milling circuit and its associated infrastructure. After completion of the rod mill work, the contractor will start work at the tertiary crushing plant where installation of two large cone crushers and a vibratory fine ore screen is planned.  The existing crushing plant conveyor layout will be modified to suit the new installed equipment.  The final stage of the plant expansion project will be the increase in the size of the fine ore bin to a capacity of about 2,000 tonnes. All the steel required for the mill and crushing plant installations has been ordered and be completed by the 4th quarter of 2010.

750m AR – Lima Haulage

The significant delay in the overall #4 Shaft Project has resulted in the original mining plan for the expanded 1,000 tonne per day operation now becoming unattainable due to the planned feeder stopes above the 510m level in AR Main and South mining areas having been exhausted.  The result is that more than 90% of the ore will now have to be mined from below 510 Level. This  has required  the “triple handling” of  the ore up through the No.6 winze and the Eroica shaft to the mid-shaft loading on the 510m Level for hauling to surface.  This situation will persist until such time as 765m level crushing, its loading circuits and the three ore bins – being part of the #4 Shaft Expansion Project, are commissioned in Q3, 2010.

Consequently, the primary 22 level (750m) development is behind the original schedule in the mine plan and will need to be accelerated to link the Blanket and Lima shafts to enable the higher mining production levels of 1000 tonnes per day to be sustainable..  Crosscuts from this haulage will then provide the required drilling platforms from which the deeper ore bodies above and below the 22 level can be explored, evaluated and developed.

This 22 level capital development work was not in the original scope of the #4 Shaft Expansion Project.  The budgeted cost of the 22 level Development Project utilizing internal resources is estimated to be about US$ 900 per metre advanced for the planned 2,400m which should take 2.5 years to complete assuming one blast per day and cost about $US 2.16 million.  This further development of the 22 level haulage has already been started but is progressing slowly due to waste handling constraints on the 750m level but is expected to improve once the 765m level crushing and loading circuits have been commissioned in Q3 of 2010. The 22 level development will continue simultaneously with normal mining production until complete.

Operations

Since production recommenced in April, 2009 power supply problems have been the most limiting factor from both a mining and a milling production perspective. From June to December 2009 Blanket has lost 10.6% of available time solely due to power interruptions.  The power supply interruptions have increased in Q1 as they have become a routine daily occurrence and resulted in 15% lost time in January and 22.5% lost time in February 2010.

Monthly gold production has generally averaged above 1,000 ounces since mining and milling operations were resumed in April 2009 but Blanket has not been able to return to pre #4 Shaft Expansion Project levels due to  various factors beyond the mine’s control, some of which are discussed above.

Production results for year to December 2008		2009**	2008*	2007
Ore mined	Tonnes	94,714	81,688	100,082
Development advance (ROM)	Meters	1,267	472	669
Development advance (Capital)	meters	165	-	504
Ore milled	Tonnes	103,444	81,688	100,082
Ore Gold Grade milled	grams/tone	3.66	3.33	3.58
Ore – Gold Recovered	Ounces	11,027	7,687	9,885
Sands Processed	Tonnes	-	-	125,137
Sands Grade	grams/tone	-	-	1.29
Sands Gold Recovered	Ounces	-	-	3,414
Gold produced	Ounces	11,027	7,687	13,299
Gold Sold	Ounces	11,093	8,364	13,985

*   Production was temporarily suspended in October 2008.

** For 9 months April to December 2009

Production tonnages increased on a quarterly basis during 2009 but despite the improvement in tonnage processed, the gold ounces produced remained static in the last 2 quarters mainly as a result of ore reserve depletion above the 510m, mid-shaft loading station which is solely due to the delay of over 2 ½ years in completing the #4 Shaft Expansion Project. This delay was caused by the adverse economic situation prevailing in Zimbabwe during this period.   The lower grades in Q3 and Q4 were predominantly from the production areas in Blanket/Feudal and the AR Main ore zones and mining from these stopes has since been suspended pending a re-evaluation.  In these areas, mining was forced to take place at the extremity of the ore bodies where the mineralization is fractured resulting in lower grades

Underground

The underground operations were affected by the following:

•

 Low compressed air volume and pressure due to breakdowns in the compressor fleet.  This situation has since been corrected by the delivery of 7 reconditioned screw type compressors with a combined air delivery capacity of some 11,400 CFM.  Three of these compressors have been installed and commissioned whilst another two are being installed.  The remaining two compressors are earmarked for installation at Blanket’s satellite projects.

•

Electrical power outages are continuing and increasing in frequency and duration which makes it difficult to plan mining and milling operations.

•

The quality of machine crews who have been trained for over six months is still not at the required standard resulting in low drilling efficiencies.  This lack of experience has resulted in targeted drilled meters not being achieved and breaking efficiencies are still unsatisfactory.  Further intensive training of these machine crews and the associated underground management has been carried out and the mine is now beginning to see some improvement.

Completion of the #4 Shaft Project is a critical necessity, not only for the expansion of production but to sustain current lower levels of production.  All current production is taking place below the 510m level necessitating that the mined ore and waste has to be transported up two shafts viz; No. 6 winze and Eroica to reach the surface.  The maximum combined capacity of these two shafts is approximately 500 tonnes per day assuming 100% availability.  Furthermore, attempts to mine remnant ore pockets above the 510m level have resulted in significant grade dilution and increased operating costs, in the latter part of the 3rd quarter and for the whole of the 4th quarter.  Management has decided to concentrate mining production on higher grade ores below the 510 m level. However there will be an increase in operating costs due to multiple handling until completion of the #4 Shaft Expansion Project but this should be counteracted by the higher grade mined.

Outlook

The main aims and objectives of Blanket for 2010 are; to design, fabricate, install and commission the #4 shaft expansion equipment and to implement the ramp-up to the planned average production rate of 40,000 oz of gold per annum by the end of the 2010 financial year: The main work consists of:

Above 750m Level

•

To complete the mechanical and electric audit of the #4 Winder and Headgear

•

To design, fabricate and install  improved shaft inspection cages on the #4 Shaft Winder

•

To remove the temporary bulkheads on 14 and 18 levels and install shaft doors below the 14 Level loading station so that mid shaft loading can continue as and when required.

On 750m Level

•

Install the three ore car tipping stations and their associated grizzlies (loading screens).

•

Excavate the three, 750 tonne capacity ore storage bins once the 765m level crushing and loading station has been completed.

On 765m Level:

•

Complete the excavation of the crusher, conveyor station and the crusher pit.

•

Install shaft doors below 765m level.

•

Install the travel gantry, conveyor and the three bulkheads, loading boxes, and control platforms.

•

Install the ore pass wear plates, the grizzly feeder and the jaw crusher.

Below 765m Level

•

Install the deflector plates on 802m level and the spillage handling equipment on 813m level.

•

Install the loading chutes, loading flasks and automatic skip loading equipment on 789m level.

On Surface:

•

Install the refurbished Rod mill, the rod handling system, mill pumps, feed conveyor, and piping.

•

Install the new double deck vibrating screen and the two new gyratory crushers.

•

Reconfigure the conveyors on the tertiary crushing circuit.

•

Install a six replacement CIL mixers.

•

Install a new AARL-type elution circuit and associated electro-winning cells.

•

Refurbish the activated carbon regeneration kiln and carbon handling circuit.

Exploration Projects:

•

Erect headgears and winders and re-commence shaft sinking on the prioritized exploration Projects.

EXPLORATION AND PROJECT DEVELOPMENT

Base Metals

Nama Copper/Cobalt Project – Zambia

Property

Caledonia Nama Limited (“Nama”), a wholly owned subsidiary of the Corporation, has been granted four contiguous 25 year Large Scale Mining Licenses in northern Zambia on which near-surface Cobalt/Copper mineralization has been discovered. This area lies immediately northwest of the operating Konkola Copper mine and adjoins the extensive land holdings of the Teal Mining/CVRD joint venture.  These Mining Licenses consist of four separate licenses covering a combined area of 786.1 square kilometers.

The Zambian Development Agency has also granted Nama a 10 year investment license which provides for 10 years of income tax concessions which range from 100% exemption for the first 5 years, 50% exemption for years 6, 7 and 8 and 25% exemptions for years 9 and 10, together with Duty and VAT exemptions and deferrals on imported equipment and materials.

Types of Mineralization at Nama

Two main styles of cobalt (“Co”) mineralization occur in the Nama area, the ‘D-type’ iron oxide bodies which are mostly enriched in Co, and the copper(“Cu”) dominated Ore Shale hosted Cu-Co mineralization, more common elsewhere in the Copperbelt, which is being exploited by neighboring mines to the east and south of Nama.

‘D’-Type iron oxide Co bodies

‘D-type’ ores at Nama consist essentially of massive hematite and magnetite concentrations encapsulated by less well mineralized talcose schist alteration zones.  These concentrations occur associated with dyke-like gabbroic intrusions which appear to disrupt the iron-rich bodies.  On account of the complex metallurgy and hence larger capital and operating cost requirements involved in treating the typical ‘D-type’ iron oxide bodies, further work on those target areas identified as being of this type during the initial exploration, has been suspended until the market and economic conditions are more favorable.

Ore Shale hosted Cu-Co deposits

Mineralization of this type is currently being exploited immediately to the east of the Nama license and is known to extend into the Nama license for a distance of about 2,000 meters.  The neighboring Konkola Mine and the Teal/CVRD joint venture have both defined substantial copper resources on their properties.  Although the “A” resource body has often been regarded as belonging to the Ore Shale style of mineralization, it must be noted that its unusual stratigraphic position coupled with the iron and manganese enrichments make this a ‘hybrid style’ of mineralization.  Exploration activities at Nama have, however, resulted in the definition of resource targets characterized as belonging to the Ore Shale-hosted Cu-Co style of mineralization.

Work Completed

Details of the previous year’s exploration work completed at Nama can be found in the MD&A reports included in prior year’s Annual Reports.

In the light of the depressed base metal markets and low level of interest in base metal exploration, the 2009 exploration program was planned with a specific mandate to evaluate all of the Co/Cu anomalies found in the 1995/7 geochemical exploration program.  Of the 20 known Co anomalies, only 5 had been investigated in any detail prior to the start of the 2009 year.  This represented a risk that the current exploration was potentially being conducted on targets that may not have offered the best return.  In order to minimize such risk, a work program was set out to gather sufficient exploration information from all the previously-determined anomalous areas so as to grade these areas into primary and secondary targets.  The bulk of the work of the 2009 program entailed geochemical sampling using an auger capable of penetrating 2 to 3 meters deep.  Sampling in this way at these depths has provided more detailed information on the targets and has enabled the potential of the various targets to be assessed.

One of the major benefits of the above program was the gathering of detailed geological information in the areas of extremely sparse surface rock exposure.  This has enabled the compilation of a substantially improved geological map of the Nama project area, which in turn has made it possible to define exploration targets on the basis of structure in areas where no Co or Cu enrichments are present at surface.

Of the 20 Cu/Co geochemical anomalies known to exist at Nama, 4 have been shown to have Cu/Co resources at least at the ‘inferred’ category, while work on another 4 has been terminated on account of their limited mineralization potential.  Three new target areas show encouraging signs of mineralization and have been scheduled for drilling when funds are available.  The remaining 9 anomalies still require additional work and evaluation.  This evaluation will be carried out during 2010 and should enable the prioritization of the anomalies for follow-up work.

Drill Targets

The following drill targets have been defined within the Nama License area.  However, execution of the drill programs is dependent on the availability of adequate funding.

‘E’ Anomaly – Yembela Clearing

Research into previous geochemical surveys carried out in the 1960’s indicated that further anomalies had been located by localized sampling programs both east and west of the Yembela Clearing.  These anomalous sites were located and follow-up sampling has verified the existence of the anomalies – Yembela East and Yembela West.  Co values of up to 0.16% were encountered in soils which form a thick cover over the two new anomalous areas.  Coincident geophysical anomalies suggest that the mineralization occurs in the form of steeply dipping fold or shear structures.  The association of a prominent fault and tillite floor rocks to the south is a very similar structure to that at the ‘A’ resource body and supports the interpretation that this occurrence is likely to be analogous to the ‘A-type’ mineralization which is known to be amenable to lower cost extraction techniques.  Drill targets have been established and will receive priority in future drilling programs.

Konkola West

During the 2008 field season, exploration established the existence and extent of the Ore Shale horizon along the western margin of the Konkola Dome (south of the ‘A’ Resource Body).  A shale unit, approximately 100 meters wide containing anomalous values of Co and Cu has been located in an area of very deep soil cover.  Surface material (“float”) from this area was found to contain 0.1% Co and 0.2% Cu.  The area is referred to as the “Konkola West” area. Two drill targets have been outlined in this area based on the season’s work, in particular, the use of termite hill sampling.  Based on the current interpretation, it appears that the target horizon has a north-south strike extent of about 3 km before crossing into the Democratic Republic of Congo (“DRC”).

A second anomaly with a much stronger geochemical response occurs to the west of the “Ore Shale” target.  The area is referred to as the “Fault Target” and appears to be the result of a fault or shear zone mineralization and may therefore be similar in character to the ‘A’ anomaly.

Konkola East

The Konkola East prospect covers the westward continuation of the Ore Shale from where it crosses the boundary with the Teal/CVRD joint venture property.  The prospect has a strike of 3 km while the Ore Shale is known to extend for about 5 km along strike to the license boundary.  Eight boreholes were drilled into this area in 1970 by Zamanglo and an historical non NI 43-101 resource of 5.4 million tonnes, gradings of 0.74% Cu was estimated (Co was not assayed).  Exploration drilling by Teal on the adjoining property to the east of the Konkola property has proved particularly successful and has established that the Ore Shale dips down to a depth of about 800 m below surface and then extends to their southern boundary in an undulating manner – a distance of approximately 5 km.  The resource potential of this 25 square kilometer target area is significant and has the potential to be a large Cu and Co resource.

New Target Area

A significant contribution to the exploration during the year has been the complete revision of the Corporation’s geological map of the Nama Licence area.  This map has contributed to the prioritizing of the various anomalies and will continue to form the basis for the assessment of the full potential of the Nama area.  An indirect result of this work has been the understanding of the major structural trends in the Nama area, in particular the identification of those areas where the “Copperbelt” type lithologies are closest to surface but not actually exposed.  These areas represent ideal targets for deeper drilling programs (500-1000 meters) and have the advantage that the Ore Shale, if intersected, would have a shallow dip. A target area of approximately 20 square kilometres has been defined.

Exploration program for 2010

The coming exploration season will first deal with the remaining work required to assess the economic potential of the nine remaining un-assessed Cu/Co anomalies.  Further work will be carried out on the structural analysis of the area and in particular the use of geophysics to gain a detailed understanding of both the current and future targets.  Depending on the availability of financial resources, diamond core drilling on three of the target areas is planned for drier season when large drill rigs can access the target areas.  The Corporation is in the early stages of discussions with potential JV partners.

PGE’s

Rooipoort & Mapochs Platinum, Gold, Palladium /Ni/Cu (“PGM’s”) Project - South Africa

The Rooipoort rights, previously held by Eersteling Gold Mine, have been re-registered under the name of Maid O’ the Mist, which is a wholly owned subsidiary of the Corporation.  Maid O’ the Mist is the vehicle that will be used to manage the Rooipoort platinum exploration program.

The prospecting rights granted to the Corporation to prospect for PGEs on the major portions of the Mapochsgronde tribal trust land are currently in the process of registration.  A further application has been made for an adjoining property to the north of the current rights.  The Corporation is still waiting the issuing of the prospecting right.

The Corporation is seeking Joint-Venture partnerships for the Rooipoort and Mapochsgronde properties.

Gold

Zimbabwe Exploration – Gold

The Corporation’s exploration activities in Zimbabwe are conducted by Blanket’s exploration department.  Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering a total area of 2,500 hectares.  Forty seven(47) of these claims are registered as precious metal (gold) blocks covering 415 hectares and  31 claims were pegged and are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085 hectares.

Blanket’s main exploration efforts have been focused in certain key areas in the Gwanda Greenstone Belt (that are within economic trucking distance of the Blanket plant) such as GG and Mbudzane properties which are  believed to have the greatest chance of success. A drilling program initiated in late 2005 to probe for down-dip and strike extension mineralization associated with the GG prospect was continued into 2007 with 281 meters of drilling completed.  Two zones of potentially economic gold mineralization have been established.  The main exploration activities involved diamond core drilling and the development of a prospect shaft down to the first level aimed at exposing the ore body and providing a bulk sample for metallurgical testing.

Blanket’s Bubi Greenstone Belt ground holding portfolio comprises a total of 27 base metal claims covering a combined total area of 2,820 hectares.   Reconnaissance exploration work by soil sampling and geological mapping has been completed in all the claim areas.  As soon as the Zimbabwean economic climate stabilizes, follow-up work will be carried out to define drill targets within the geochemical anomalies defined by previous work.   The work in the “Sandy” Claims has been prioritized to form part of the detailed follow-up exploration work.

Depending on the availability of funds, Blanket’s exploration focus will initially be centered on the Gwanda area with the main emphasis being delineation of potentially economic ore resources at the GG prospect and at Mbudzane.  At GG, this will be achieved through core drilling from the surface to establish the strike extent of previously-established mineralization as well as by deepening the prospect shaft and extending underground development. At Mbudzane, a second phase core-drilling program has been planned to follow up on several highly prospective deep seated IP-anomalies that were identified.

Blanket is also conducting basic reconnaissance exploration work on the “Bunny’s Luck” claims, to determine the potential strike length of a 1 m to 1.5 m wide shear zone hosted quartz vein  that has previously been mapped over a strike length of 300 m.  Blanket is formulating an exploration development strategy to prioritize work on its properties in the Gwanda area in particular and elsewhere in general, in order to prevent potential forfeiture under the current Mining legislation.

Diamonds

Mulonga Plain and Kashiji Plain – Zambia

The Corporation has applied for a retention license over the properties previously managed under the joint venture and waits the granting of this license from the Zambian Ministry of Mines and Minerals Development. The Kashiji license expired in June 2008, and the Corporation has also applied for retention licenses covering the Kashiji and Lukulu areas.

Outlook

The outlook for the aforementioned exploration properties is difficult to quantify.  Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  The Corporation manages this risk by using well-qualified exploration professionals.  Lower prices for the platinum group and base metals in late 2008 and early 2009 coupled with a severe shortage of equity for exploration projects resulted in a severe contraction of exploration expenditures by mining companies and could affect the likelihood of the Corporation negotiating joint venture agreements for its wholly-owned exploration properties.

The Corporation intends, where possible, to continue to focus its exploration activities of prospective properties by developing the properties through strategic alliances with other mining companies and metal producers.

The Zimbabwe economy continues to be depressed and Zimbabwe’s economic capacity may possibly continue to shrink.  Although rampant hyper-inflation has been replaced by deflation, considerable pressure remains for unrealistic wage and price increases from labour and Zimbabwean suppliers.  There is also considerable pressure for higher taxes, both from national and local government and for increased supply tariffs from the state-owned electricity utility (ZESA), notwithstanding its inability to provide any semblance of normal supply. The resuscitation of the mining industry is a high priority of the Government as its ability to generate foreign currency is of paramount importance.  However, this aim has been undermined by recent regulations which seek to enforce stringent indigenization requirements which will deter new investment into the Zimbabwean mining industry.  Caledonia’s proposed response to the indigenization requirements is discussed below.  Management’s focus is to complete the #4 Shaft Expansion Project and thereby bring production up to the 1,000 tpd /40,000 ounces gold per annum level.  Cash flow management will be important to ensure that the internally-generated cash flows augment the limited amount of local debt that is available so that this project can be completed as planned.  Management will, subject to generation of and continued availability of sufficient foreign exchange, re-commence exploration in the areas near the Blanket to enable Blanket to expand its operation if this remains commercially attractive.

The President of the Republic of Zimbabwe brought the Indigenization and Economic Empowerment Act (the “Act”) into law through decree in March 2008. The law seeks to ensure that at least 51% of all businesses in Zimbabwe are held by Indigenous Zimbabweans. In February 2010, the Minister for Youth Development, Indigenization and Empowerment (the “Minister”) issued Regulations which gave effect to the Act.   The regulations require that, inter alia, the Corporation submit a proposal to the Minister by the middle of April 2010 which will set out how the Corporation proposes to achieve the required level of indigenization.  The Chamber of Mines Zimbabwe (“COMZ”), of which Caledonia is a member, continues to make proposals and representations to the Government of Zimbabwe regarding potential revisions to the Act for mining companies.  The Corporation is actively participating with COMZ in this exercise.

The Minister of Finance, of the Republic of Zimbabwe, in the Finance Act, which was passed in December 2009, provided that, as announced in his budget speech in early December, the rate of royalties on precious metals will increase from 3% to 3.5% with effect from 1 January 2010.  In addition, the Act provides that the rate of Income Tax applied to mining companies would be increased from 15% to 25%.

SCALE
0
100
200 Km
ZIMBABWE
SOUTH AFRICA
BOTSWANA
MOZAMBIQUE
Polokwane
Tzaneen
Phalaborwa
Mokopane
ROODEPOORT
EERSTELING
Gold
ROOIPOORT
Platinum
Naboomspruit
Modimolle
Belabela
Nelspruit
BARBROOK
MINE Gold
Pretoria
Barberton
MAPUTO
Johannesburg
Carletonville
GOEDGEVONDEN
Diamonds
SWAZILAND
Potchefstroom
Klerksdorp

23

24

25

Caledonia Licences
Existing Copper Mines
Nama Licence Group
Chingola
Kitwe
Ndola
Luanshya
Kashiji
Kadola Licence Group
Lukulu
Kabwe
Zambezi R
Lusaka
Mulonga Plains Property
Livingstone

General Comments

Caledonia’s activities are centered in Southern Africa .  Generally, in the gold mining industry the work is not seasonal except where heavy seasonal rainfall can affect surface mining or exploration.  Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time.  However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations.

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

The sale of Barbrook gold mine, indirectly owned by the Company through its ownership of 100% of the shares of Barbrook Mines Limited was concluded on May 31, 2008.

(b)

Zimbabwe:

The Blanket Mine, in Zimbabwe, which the Company indirectly owns through its ownership of 100% of the shares of Blanket Mine (1983) (Private) Limited, the owner and operator of the Mine, is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the Mine.  As is noted above the Company is currently involved in the completion of the #4 shaft expansion project.  To March 2010 Blanket had expended approximately the equivalent of $6,000,000 (Cdn.) on the Mine and plant expansion. Due to lack foreign currency as a result of lack of payment by the Reserve Bank of Zimbabwe (“RBZ”) for gold sold during 2008, gold production was suspended at Blanket Mine in October 2008 and only recommenced in April 2009 once Blanket had received the Gold Dealing and Export licenses necessary to allow Blanket to export its gold to a refiner of its choice. It was estimated in May 2009 that, to complete the Mine plant expansion and achieve production of 40,000 ounces of gold per annum, would require the further expenditure of approximately US$2,200,000. The necessary funding was raised via local borrowings and from Blanket’s cash flow as the approximately $US 3 million foreign currency owed to Blanket Mine for unpaid gold sales by the RBZ was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate.  This bond plus interest was guaranteed by RBZ on maturity at January 31, 2010.  However,the Bond was not redeemed on the due date but was extended by RBZ for a further period of 6 months.

5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 A

Operating Results

SELECTED ANNUAL INFORMATION -

The following information is given for the last three fiscal year-ends of the Corporation:

C$000’s except for earnings per share amounts.	December 31, 2009	December 31, 2008	December 31, 2007
Net sales or total revenues	11,559	7,696	10,039
Net (loss) income from continuing operations: - per share basic and diluted continuing operations	(3,770) ($0.008)	(4,285) ($0.009)	(3,906) ($0.008)
Discontinued Operations	(180)	(655)	(709)
Net loss	(3,950)	(4,940)	(4,615)
- per share basic and diluted	($0.008)	($0.010)	($0.009)
Comprehensive loss	(4,503)	(4,880)	(4,703)
Total assets(1)	22,090	23,657	29,492
Total long-term liabilities	2,589	1,153	1,054
Cash dividends declared per share	Nil	Nil	Nil

(1)

The 2008 figures have been restated to reflect an under accrual in 2008 of capitalised mineral property exploration costs and the respective liability plus $49 for vat.

The above data was prepared in accordance with Canadian Generally Accepted Accounting Principles.

The results for 2008 and prior years have been presented on the basis that Barbrook (2007) and Eersteling Mines are discontinued operations and were classified as assets held for sale.

Despite there being no gold production in Q1 2009, the Corporation achieved a gross operating profit of $3,336,000 for the year ($3,258,000 – 2008 and $294,000 – 2007) on gold sales of 11,093 ounces (8,364 – 2008 and 13,985 – 2007).   The higher gold production in 2007 compared to 2008 was due to the processing of tailings in addition to underground ore in 2007 and the suspension of operations in October 2008. An average gold price of  $1,039 was achieved during 2009.

Total gold production for the year was 11,027 ounces (7,687 – 2008 and 13,299 ounces 2007) which was negatively affected by frequent and increasing power interruptions.  Gold production for the 9 months in 2009 was at a higher level than 2008 as towards the latter part of 2008, before the mine was temporarily shut down due to non payment for gold delivered, a lack of consumables resulted in decreased production levels.

The loss of $3,770,000 is affected  by the unusually large non-operating, non-cash flow items totaling $4,547,000 being the impairment of mineral property at Nama of $1,434,000 ($1,168,000 – 2008 $750,000 - 2007) , the creation of a provision of $2,502,000 ($526,000 – 2008 $nil - 2007) against the RBZ Gold Bonds to recognize  the uncertain timing of future redemption, an unrealized foreign exchange gain of $248,000 ($1,876,000  loss – 2008 $1,012,000 loss – 2007) and a future tax charge of $859,000 ($Nil – 2008 and $5 – 2007) arising from the future tax liability increase.  The future tax charge has come about due to the increase in the mining tax rate in Zimbabwe from 15% to 25% as of January 1, 2010. Due to the dollarization of the Zimbabwean economy in February 2009, Blanket’s functional currency changed to the US dollar and thus the unrealized foreign exchange loss, on translation, of $600,000 was debited to other accumulated comprehensive loss and not to the unrealized exchange loss in the Statement of Operations and Comprehensive Income/ (Loss) The interest received includes $280,000 as an accrual for interest payable by RBZ in respect of the outstanding Gold Bond owed to Blanket. This accrual has been taken into account when the estimated recoverable amount was determined and the provision created.

Interest and finance charges paid amounted to $95,000 ($103,000 – 2008 and $485,000 – 2007) and were as a result of Blanket requiring occasional working capital finance.

During 2009, the Corporation invested $1,547,000 in capital assets and mineral properties ($3,023,000 in 2008 and $3,250,000 in 2007).   Of the amount invested in 2009, Blanket accounted for $860,000 ($91,000) Nama accounted for $616,000 ($2,680,000)  and Rooipoort accounted for $44,000 ($163,000). No funds were raised in 2009 from the market ($1,119,000 in 2008 and $4,380,000 in 2007).

The basic net loss per share, for continuing operations, of $0.008 ($0.009 in 2008 and $0.008 in 2007) has been calculated using a weighted average number of shares of 500,169,280 (498,450,650 in 2008 and 477,930,290 for 2007).

B.     Trend Information

With the completion of the No. 4 Shaft expansion project gold production will increase from the current level of approximately 15,000 ounces pa to 40,000 ounces pa. It is anticipated that the employee headcount will increase from the current level of 755 to approximately 850 employees. The productions costs per ounce are therefore expected to reduce significantly at the 40,000 ounce production level as the fixed employment costs are amortized over higher monthly production volumes.

Sales revenues are also expected to benefit from the increasing gold price as no production is hedged.

6.

INVESTING

During the 4th quarter 2009 Caledonia invested $699,000 ($521,000 – Q3, $251,000 – Q2 2009 and $76,000 – Q1 2009) in capital assets and mineral properties.  Of the amount invested $184,000 ($165,000 – Q3, $193,000 – Q2 2009 and $74,000 – Q1 2009) was spent at Nama and $501,000 ($332,000 – Q3, $17,000 – Q2 2009 and $10,000 – Q1 - 2009) at Blanket.

7.

FINANCING

Caledonia financed its operations, except Blanket, using funds on hand.  No equity fund raising is currently intended during 2010.  Caledonia’s operations will be financed from existing cash resources and loan repayments and surplus cash flow from Blanket.  Blanket was granted a working capital loan facility of US$1.25 million by its bankers in Zimbabwe and utilized $588,000 of the facility by year end.

8.

LIQUIDITY AND CAPITAL RESOURCES

With the increase of production at Blanket, inventory levels of consumables, spares and gold in process have risen to $2,589,000 ($1,059,000 - 2008). Accounts payable levels of $2,156,000 ($1,292,000 - 2008) have increased accordingly and this along with Corporate capital expenditure of $1,547,000 has resulted in the cash balance at the yearend decreasing to $1,622,000 ($3,652,000 - 2008).  The Rand Refinery payment from gold refining continues to be cleared within a contracted 10 day period thereby assisting the cash flow.

The failure by the RBZ to redeem the Bond has put a strain on Blanket’s working capital but it should not affect the completion of the #4 shaft expansion.

Blanket has been advised that additional overdraft facilities may be made available and the necessity of utilising these are being considered.

Caledonia has potential liabilities to do rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,730,000.

9.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

10.    CONTRACTUAL OBLIGATIONS

	Payments due by Period – in thousands of Canadian Dollars
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
Short term debt	588	588	-	-	-
Purchase obligations	2,156	2,156	-	-	-
Asset retirement obligations (1)	1,406	-	-	-	1,406
Asset retirement obligations – for sale (2)	324	324	-	-	-
Total

(1)

This relates to a provision created for the potential rehabilitation liability that would exist if and when the Blanket Mine ceases operations and is permanently shut down.

(2)

This relates to a provision created for the potential rehabilitation liability that would exist if and when the Eersteling Gold Mine ceases operations and is permanently shut down. The obligation is shown as “within 1 year” as this mine is for sale.

11.    RELATED PARTY TRANSACTIONS

The Corporation had the following related party transactions:

In thousands of Canadian Dollars	2009	2008	2007
	$	$	$
Fees and allowances paid to a Corporation which provides the services of the Corporation's president	558	635	560
Rent for office premises paid to a company owned by members of the President’s family	50	43	46
Interest paid to directors on outstanding fees and expenses	-	4	-
Other fees paid to Directors	62	65	19
Legal fees paid to a law firm where a Director is a partner	53	117	85
Fees, allowances and interest paid to the Chairman of the Board	150	334	46

The Corporation has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian corporation, for management services provided by the President.  The Corporation is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement.  In the event of a change of control of the Corporation, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

On January 31, 2005, the Corporation entered into an agreement (the “Chairman’s Agreement”) with the Corporation’s Chairman for services as the non-executive Chairman of the board of directors of the Corporation.  The Chairman’s Agreement provides for the payment of an annual fee and a fee for services provided by the Chairman.  The Chairman’s Agreement provides that the fees will be reviewed annually by the Chairman and the Corporation’s compensation committee with the object that the parties will bona fide negotiate any changes in the fees.  The Chairman’s Agreement was reviewed by the Chairman and the compensation committee for the 2009 year.

30

12

CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, future tax liabilities and the recoverable amount of the Gold Bonds.  As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia.  The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago.  The estimation for Blanket was recalculated before December 31, 2009.  The estimations are accreted annually at rates between 1.7% and 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations.

The estimated recoverable amount of the RBZ Bond has been calculated based on the weighted average  estimated probability of receiving payment. Based on the circumstances prevailing in Zimbabwe we have considered the probabilities of receiving payment over a number of different time periods ranging from 6 months from original redemption to 60 months. A discount factor of 43% was used in arriving at the estimated recoverable amount. The Corporation still believes the Bond redemption will be honoured by RBZ but the time period is considered uncertain due to the financial constraints evident in Zimbabwe.

The following accounting policy changes have been adopted as of January 1, 2009 and are more fully described in the Consolidated Financial Statements.

12.1       Changes in accounting policies:

(a)

Goodwill and Intangible assets

Effective January 1, 2009, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3064, Goodwill and Intangible assets. This standard establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard did not have an impact on the Corporation’s consolidated financial statements.

(b)

Credit Risk

Effective January 1, 2009, the Corporation adopted the new recommendations of CICA issued EIC 173, Credit risk and the fair value of financial assets and liabilities. This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The adoption of this standard did not have an impact on the Corporation’s consolidated financial statements.

(c)

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC- 174 Mining Exploration Costs, which provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general. Application of this new standard was taken into account in determining the fair value of the exploration properties.

(d)

Financial Instruments

The Corporation adopted amendments to CICA Handbook Section 3855 effective January 1, 2009. Amendments to this section have added guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category; changed the categories into which a debt instrument is required or permitted to be classified; changed the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA Handbook Section 3025, “Impaired Loans”; and require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.

Adoption of these amendments did not result in an impact on the Corporation’s consolidated financial statements.

The Corporation also adopted the amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”, which was amended to improve financial instrument disclosures to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. The impact of adopting these amendments for the year ended December 31, 2009 resulted in additional disclosures included within these consolidated financial statements.

In June 2009, the CICA amended Section 3862 Financial Instruments – Disclosure which requires an entity to classify fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. CICA Handbook Section 3862 prioritizes the inputs into three levels that may be used to measure fair value:

a) Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b) Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

c) Level 3 – Applies to assets or liabilities for which there are not observable market data.

The Corporation’s financial instruments consist principally of cash, cash equivalents, accounts receivable, investments, bank overdraft, accounts payable and accrued liabilities. Pursuant to CICA Handbook Section 3862, fair value of assets and liabilities measured on a recurring basis include cash and cash equivalents and investments that are determined based on Level 1 inputs. The Corporation believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

(e)

Financial Statement Concepts

Effective January 1, 2009, the Corporation adopted the amendments to CICA Handbook Section 1000, Financial Statement Concepts, which focused on the capitalization of costs which truly meet the definition of an asset and de-emphasises the matching principle. The adoption of these changes did not have an impact on the Corporation’s consolidated financial statements.

12.2

Recently issued accounting pronouncements issued and not yet effective.

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling interests. Section 1582 replaces section 1581 and establishes standards for the accounting of a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and all three sections must be applied concurrently. The Corporation does not anticipate that the adoption of these standards will impact its financial results.

Financial instruments — recognition and measurement, Section 3855

This Section has been amended to clarify the application of the effective interest method after a debt instrument has been impaired. This amendment is effective for fiscal years beginning on or after July 1, 2009.

This Section has also been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted.

The third amendment provides guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held for trading category. This amendment was made in August 2009 with prospective application. The Corporation does not anticipate the adoption of these amendments will impact its financial results.

12.3

International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed in February 2008 plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to be effective for interim and annual periods commencing January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes amounts reported by Caledonia for the year ended December 31, 2010.

Caledonia is assessing the adoption of IFRS for 2011 by using the services of an independent consultant to produce an Impact Assessment Report (“the Report”).  The Report sets out the preliminary assessment of the potential impact of Caledonia’s conversion from Canadian GAAP to IFRS and was based on Caledonia’s publicly reported financial information for the year ended 31 December 2008.

The approach followed was:

•

A review of Caledonia’s accounting policies and accompanying financial statements for the year ended 31 December 2008 and compared them with the requirements of IFRS; and

•

Discussions with management to discuss the key differences between IFRS and Canadian GAAP and the applicability to Caledonia.

This approach provided Caledonia with a clear and concise format for understanding and communicating the effects of implementing IFRS to senior management, the Audit Committee and the Board.  Reference to the relevant standards and other authoritative material will be made and specific advice taken before acting if considered necessary.

It should also be noted that the Report primarily focuses on differences between IFRSs and Canadian GAAP from a recognition and measurement perspective and does not deal with disclosure requirements (except for the IFRS 1 disclosures), which will be addressed in the near future.

We have considered all standards and interpretations in issue at the date of the Report that will also be effective for Caledonia’s first IFRS financial statements, being the year ending 31 December 2011.  A review of the impact that the IFRS requirements would have on Caledonia’s systems was not performed at this stage as all subsidiaries are operating in IFRS compliant jurisdictions.

IFRS 1 states that, if an entity becomes a first-time adopter later than its subsidiaries, the entity shall, in its consolidated financial statements, measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiaries after adjusting for consolidation.  Therefore, for the purposes of the transition to IFRSs, Caledonia would have to use the financial statements of these subsidiaries and cannot make any adjustments.  However, Caledonia would have to assess the consolidation entries made to evaluate whether any IFRS 1 exemptions can be applied to these entries.

The areas that require additional work and quantitative evaluation are:

•

Business combinations

•

Deemed cost on property, plant and equipment

•

Mineral property valuation.

•

Decommissioning liabilities

•

Exploration and evaluation assets

As Zimbabwe has emerged from a hyperinflationary environment into a US dollarized economy in 2009, a revaluation exercise has taken place on property, plant, and equipment (“PP&E”) for the 2009 IFRS compliant annual financial statements in Zimbabwe.  The residual values and useful remaining lives have also been reviewed.  The outcome of this exercise will be evidenced in Caledonia’s financial statements on transition to IFRS in 2011.  Initial indications are that PP&E net book value would be approximately $13 million higher and the resulting amortization expense is expected to be approximately $1.9 million higher on an annual basis.

13.

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

The fair value of the Corporation’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

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

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

	2009		2008
C$‘000s	US Dollars	SA Rand	US Dollars	SA Rand
Cash	1,230	40	1	1,386
Bank overdraft	588	-	-	-
Accounts receivable	2,122	233	3,187	197
Accounts payable	1,658	689	-	64

The table below illustrates by how much a 5% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

	2009		2008
C$‘000s	US Dollars	SA Rand	US Dollars	SA Rand
Cash	59	2	-	69
Bank overdraft	29	-	-	-
Accounts receivable	106	11	159	10
Accounts payable	83	33	-	3

(b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free apart from short term borrowings utilized in Zimbabwe.  The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries and this can have an effect on the results of the Corporation due to higher interest rates being paid in African countries compared to Canada. Cash held in interest bearing accounts amounted to $1,622 ($3,451- 2008) and short term borrowings in Zimbabwe were $588 (Nil – 2008). At December 31, 2009, with all other variables unchanged, a 1% change in interest rates would result in an increase of interest expense of $6 ($35 income – 2008).

The interest payable by RBZ on the Bonds is subject to the same recovery risk as the principle amount. The estimated recoverable amount includes a discounted amount for interest receivable on the Bond.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations.

 (c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s Gold Bonds payable by the RBZ as the amount owing by the RBZ is no longer increasing as gold is no longer sold to the RBZ. Future credit exposure to RBZ is limited to the recovery of the value of the Gold Bonds.

Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances.

(d) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe certain insurance cover has been reinstated. The Zimbabwean operations are now covered for Public Liability risk and Comprehensive cover on all motor vehicles. Further insurance cover is currently under review.

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

As Blanket has a license to export its gold to a refiner of its choice it is paid full value in USD for the gold sold.

14.       CAPITAL MANAGEMENT

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Corporation’s capital includes short-term debt, equity, comprising issued common shares, contributed surplus, accumulated deficit and accumulated other comprehensive income.

The Corporation’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any asset retirement obligation and to pursue growth opportunities.

In order to maximize ongoing exploration efforts, the Corporation does not pay dividends.

As at December 31, 2009, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Shareholders’ Equity
	As at December 31, 2009	As at December 31, 2008
$ Thousands Cdn.
Issued common shares	196,125	196,125
Contributed surplus	1,951	1,902
Other comprehensive income/(loss)	(550)	3
Deficit	(180,784)	(176,834)
Total	16,742	21,196

 The increase in other comprehensive income is attributable to the adoption of the current rate method of translation of the Zimbabwean operations from US dollars into Canadian dollars as explained in Foreign Currency Translations policy.  During 2009 $600,000 (Nil 2008) was charged to other comprehensive income/ (loss).

15.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A

Directors and Senior Management

A brief profile of each of the Directors and the senior management is given below:

Rupert Pardoe – Director and Non-executive Chairman

Rupert Pardoe graduated from the University of Cape Town with a BA in Comparative African Government and Law and completed his honors degree cum laude in Development Administration and Politics at the University of South Africa. After a year in Paris, studying at the Sorbonne, he joined Anglo American as a management trainee in 1981, where he held various roles over a twenty year period, including Personal Assistant to Gavin Reilly, then Chairman, Finance Director of Anglo American Industrial Corporation (AMIC) and Finance Director of the Corporation from 1997 to 2001.  Mr. Pardoe was also a member of AMIC’s Executive Committee, Audit Committee, Administration Committee and Credit Committee, which he chaired.  He was also a member of the Investment Committee of Anglo American plc. At ABSA, he was a member of the Group Executive Committee and its Group Investment Committee. He was also Chairman of both ABSA’s Retail Bank Board and its Commercial Bank Board.

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

Christopher Harvey, LRIC, HNC (Chem.), Director

A Chemistry graduate from Wigan Mining College, Mr. Harvey has spent his career in the international mineral processing industry. Prior to immigrating to Canada in 1987 he worked for the Anglo American Group in a number of senior metallurgical positions. These included projects associated with gold and copper/cobalt production, gold, uranium and sulfuric acid production. Mr. Harvey joined Doelcam, a predecessor company of Caledonia in 1989 as Vice-President Operations and was responsible for a number of property evaluations in several countries. He was appointed Senior Vice President of Caledonia at its inception in 1992 and has been a Director since 1993.  He has since held a number of senior positions within the company and was the company's Technical Director until December 2005 when he retired. He continues as a Director of Caledonia.  From late 1996 to the end of September 1998, Mr. Harvey was seconded to Filon Sur in Spain for the construction, commissioning and ongoing operation of the expansion to the heap-leach expansion project. He has also coordinated metallurgical studies for most of the company's projects, such as the Nama copper/cobalt project, the Eureka copper/gold project and the Kadola copper project in Zambia, Barbrook gold mine refractory gold recovery project and the provisional Rooipoort platinum project in South Africa and the Cononish gold project in Scotland.

Carl Jonsson, LL B- Director, Secretary and legal adviser to Caledonia

Mr. Jonsson is a lawyer and has been associated with the resource industry for over 40 years.  In his legal practice he has specialized in securities and corporate work. He has been a director of Caledonia since February 1992 and prior to that date he was a director of one of its predecessor companies, Golden North Resources Inc.  Mr. Jonsson resides in Vancouver, British Columbia, Canada and is a principal of the law firm Tupper, Jonsson and Yeadon.  Mr. Jonsson acts as the Company’s principal Canadian lawyer.  Mr. Jonsson sits on the board of directors of several companies in Canada, including Acrex Ventures Ltd., Bonterra  Energy Corp. (formerly Bonterra Energy Income Trust), Comet Industries Ltd., Dolly Varden Resources Inc., Earthworks Industries Inc. – (Secretary only) and Comaplex Minerals Corporation.

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

Mark Learmonth -Vice President, Corporate Development and Investor Relations

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

B

Compensation

The amount of compensation paid, and benefits in kind granted to Caledonia’s directors who are also senior management is given under the "Summary Compensation Table" on page 7 of the 2009 Information Circular attached as Exhibit # 14b, incorporated herein by reference.

A $20,000 fee is paid – or accrued in favour of – each director annually.

A $5,000 fee is paid or accrued to members of Caledonia’s Audit Committee.

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

Details concerning Caledonia’s Board Composition, Audit, Compensation, Nominating, Disclosure and Corporate Governance committees are given in the 2009 Information Circular attached as Exhibit #14b.

The following persons – all of whom are Directors – comprise the following committees:

Audit	Compensation	Governance	Nominating	Disclosure
G R Pardoe	G R Pardoe	G R Pardoe	G R Pardoe	G R Pardoe
R W Babensee	R W Babensee	S E Hayden		S E Hayden
F C Harvey	C Jonsson	C Jonsson		C Jonsson
S R Curtis

Terms of reference of the Audit Committee are given in the Charter of the Audit Committee.  The Charters of Company Committees are available on the Company’s website at www.caledoniamining.com or, on request, from the Company’s offices listed in Section 4A of this report.

D

Employees – of Caledonia and its subsidiaries

The average, approximate number of employees, their categories and geographic location for each of the last 5 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location etc.	2005	2006	2007	2008	2009
Total Employees
South Africa (African Office)	9	7	7	9	8
Zimbabwe	-	770	700	500	750
South Africa (Mine Security and Operations and Exploration)	496	1	1	-	2
Zambia (Head Office and Security)	8	8	8	8	8
Total Employees at All Locations	516	786	715	517	768

Management and Administration:
Employee Locations:
Canada	3	-	-	-	-
Zimbabwe	-	4	4	4	9
South Africa (African Office)	6	6	6	7	7
South Africa (Exploration and Operations)	9	1	1	1	2
Zambia (Head Office and Security)	2	2	4	4	4
Total Management and Administration	20	13	15	15	22

E

Share Ownership

(a)

The direct and indirect shareholdings of the Company’s Directors and Officers are as follows:

F. Christopher Harvey

-           204,300

Carl R. Jonsson

-

59,469

TOTAL

-           263,769

All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company.  Their aggregate shareholdings amount to less than 1.0% of the Company’s issued shares.

(b)

Share purchase options outstanding as of May 31 2010 – being as to a total of 32,580,000

Name	Exercise Price C$	Expiry Date	Number of Options
FC Harvey	0.07	24 April , 2012	2,000,000
FC Harvey	0.07	18 March, 2013	400,000
SE Hayden	0.07	24 April , 2012	4,000,000
SE Hayden	0.07	18 March, 2013	6,000,000
J Johnstone	0.07	24 April , 2012	2,000,000
J Johnstone	0.07	18 March, 2013	400,000
C Jonsson	0.07	24 April , 2012	1,450,000
C Jonsson	0.07	18 March, 2013	1,000,000
GR Pardoe	0.07	01 February, 2015	4,000,000
GR Pardoe	0.07	18 March, 2013	2,500,000
E Merringer	0.07	18 March, 2013	70,000
A Lawson	0.07	29 April ,2014	60,000
A Lawson	0.07	18 March, 2013	75,000
T Pearton	0.07	29 April ,2014	150,000
T Pearton	0.07	18 March, 2013	400,000
SR Curtis	0.07	11 May, 2016	300,000
SR Curtis	0.07	31 May, 2012	400,000
SR Curtis	0.07	18 March, 2013	2,300,000
Caledonia Holdings Africa(1)	0.07	31 May, 2012	900,000
Caledonia Holdings Africa(1)	0.07	18 March, 2013	600,000
R Babensee	0.07	23 March, 2014	500,000
Dr P Maduna	0.07	18 March, 2013	300,000
M Kater	0.07	18 March, 2013	75,000
M Learmonth	0.07	1 July, 2013	1,000,000
A Pearton	0.07	18 March, 2013	100,000
J Liswaniso	0.07	18 March, 2013	100,000
A Tang	0.07	18 March, 2013	250,000
E Yeo	0.07	18 March, 2013	750,000
J Yu	0.07	18 March, 2013	500,000
TOTAL			32,580,000

(1)

The options granted to Caledonia Holdings (Africa) Limited – a subsidiary of Caledonia – are for the benefit of certain employees of a subsidiary of Caledonia.

 In September 4, 2009 the Board had approved a proposal to reduce the exercise price of 32,580,000 share purchase options currently outstanding from exercise prices averaging approximately $0.1706 per share to $0.07 per share.  These share purchase options are in favour of directors, officers, and service providers.  This reduction recognises the fact that the existing options are all substantially “out of the money” due to the reduced trading price of the Corporation’s shares which, in common with some other publicly traded shares, has been adversely affected by the recent economic and market downturn.  The existing option arrangement no longer provides an incentive to directors, officers, and service providers and is the reason for this proposal.  The Toronto Stock Exchange rules require that  the reduced exercise prices  be approved by it and the Company’s “disinterested” shareholders.  The  proposal was submitted for approval at the annual general meeting of Caledonia’s shareholders  held on May 18, 2010 and was approved.  The Company is in the course  of completing filings with the Exchange.  The reduction in the exercise price will not become effective until the Exchange approves  - and while there is no assurance that Exchange approval will be received Management is optimistic that Exchange approval will be received.

16.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Significant shareholders

To the best of Caledonia's knowledge, as of December 31, 2009 there are two known shareholders that beneficially own, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia – being Epicure Overseas SA of Panama, which is believed to control 29,470,667 (5.89%) shares of the Company and Pintree Resource Partnership which is believed to control 37,910,000 (7.58%) shares of the Company

The only shares issued by Caledonia are common shares.    All shareholders have the same voting rights as all other shareholders of Caledonia.

To the best of the knowledge of Caledonia, based on information in its Share Register,  the portion of the common shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Issued Shares
USA	93,168,809	18.7
Canada	398,674,390	79.7
Other	8,326,104	1.6

There are 1,319 recorded holders of the Company’s issued shares.

Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

The foregoing information in this paragraph 15 is based exclusively on information with respect to recorded shareholders in the Company’s shareholders register.  The Company does not have actual information available as to who may be the beneficial owners of the Company’s issued shares and, specifically, does not know who are the beneficial owners of the shares registered in two large intermediaries.

B

Related party transactions

During 2009 the Company made payments pursuant to what are designated as related party transactions.  Details are provided in Note 13 to the 2009 Annual Financial Statements attached as Exhibit 14.a and in Clause 10 on page 27 hereof.

There were no loans outstanding as at December 31, 2008 to any Company directors, officers or employees.

17.

FINANCIAL INFORMATION

A

Consolidated Statements and Other Financial Information

Attached as Exhibit 14a is the 2009 audited Consolidated Annual Financial Statements of Caledonia, which are incorporated herein by reference. Note 21 of these financial statements titled "Generally Accepted Accounting Principles in Canada and the United States" compares the differences in GAAP between the two countries.

The 2009 consolidated financial statements have been audited by BDO Canada LLP and comprise the following:

Auditor’s Report

Comments by Auditors for U.S. Readers

Balance sheet

Statement of Changes in Shareholders’Equity

Statement of Operations and Comprehensive Loss

Statement of cash flows

Summary of significant accounting policies

Notes to the consolidated financial statements

Caledonia has no significant ongoing legal or arbitration proceedings at May 31, 2010.

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

18.

LISTINGS

Caledonia’s stock trades on the Toronto Stock Exchange under the symbol "CAL" on the NASDAQ Stock Exchange’s "Over-the-counter Bulletin Board" under the symbol "CALVF" and since June 2005 on the AIM market in London, England under the symbol “CMCL”

The trading history is as follows:

(a)

5 Year Market Trading Record - for the following calendar years:

Stock Exchange	2005	2006	2007	2008	2009
TORONTO ($Cdn.)
High	$0.18	$0.23	$0.23	$0.20	$0.095
Low	$0.10	$0.095	$0.09	$0.03	$0.05
Volume (1000s)	61,214	132,323	105,226	119,534	99,885
NASDAQ (US$)
High	$0.15	$0.204	$0.20	$0.205	$0.084
Low	$0.08	$0.082	$0.07	$0.03	$0.045
Volume (1000s)	105,151	212,028	187,988	170,944	79,107
LONDON (UK pence)
High	6.25p	11.0p	9.0p	10.0p	6.2p
Low	4.50p	4.9p	4.09p	2.5p	2.5p
Volume (1000s)	856,154	12,240	8,530	2,099	1,031

(b)

2 Year Market Trading Record by Quarter for the last 8 quarters – ending March 31, 2010

Stock Exchange	London AIM		TSE TSE		NASDAQ NASDAQ
Share Price	High	Low	High	Low	High	Low
2008 - 2nd Qtr	9.74p	8.00p	$0.18	$0.16	$0.20	$0.16
2008 - 3rd Qtr	8.75p	5.75p	$0.16	$0.10	$0.17	$0.09
2008 - 4th Qtr	5.62p	2.38p	$0.10	$0.03	$0.10	$0.03
2009 - 1st Qtr	4.3p	2.5p	$0.07	$0.05	$0.07	$0.04
2009 - 2nd Qtr	6.2p	3.8p	$0.10	$0.05	$0.08	$0.05
2009 - 3rd Qtr	4.5p	3.5p	$0.07	$0.05	$0.07	$0.05
2009 - 4th Qtr	5.9p	3.6p	$0.09	$0.05	$0.08	$0.05
2010 - 1st Qtr	4.3p	4.0p	$0.07	$0.06	$0.07	$0.06

(c)

6 Month Market Trading Record by Month – October 2009 to March 2010

Stock Exchange	London AIM		TSE TSE		NASDAQ TSE
Share Price	High	Low	High	Low	High	Low
October 2009	5.9p	4.0p	$0.09	$0.05	$0.08	$0.06
November 2009	5.2p	4.3p	$0.07	$0.07	$0.07	$0.06
December 2009	5.0p	3.7p	$0.07	$0.06	$0.07	$0.05
January 2010	4.3p	4.3p	$0.07	$0.06	$0.07	$0.06
February 2010	4.3p	4.0p	$0.07	$0.06	$0.07	$0.06
March 2010	4.4p	4.1p	$0.07	$0.06	$0.07	$0.06

19.

ADDITIONAL INFORMATION

A

Memorandum and Articles

Copies of the Memorandum and Articles of Caledonia may be obtained upon request being made to one of Caledonia’s offices shown in section 4A of this document.

B

Material contracts

There are no material contracts other than contracts entered into in the ordinary course of business that create obligations.

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

20

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As Caledonia is considered to be a “small business issuer” as defined, information is not required to be provided for this section.

21

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Caledonia has no outstanding – nor is it registering any – securities other than its common shares.

PART 2

22

DEFAULTS, DIVIDEND ARREARAGES and DELINQUENCIES

There have been no material defaults in the payment of interest or principal or any dividend arrearages or material delinquencies.

23

MATERIAL MODIFICATIONS to the RIGHTS of SECURITY HOLDERS and USE OF PROCEEDS

There has been no material modification to the rights of Caledonia's or subsidiaries security holders.

24

CONTROLS AND PROCEDURES

a)

Evaluation of disclosure controls and procedures.

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2009.

As required by Rule 13(a)-15 under the Exchange Act, in connection with this annual report on Form 20-F, under the direction of our Chief Executive Officer, we have evaluated our disclosure controls and procedures as of December 31, 2009, and we have concluded our disclosure controls and procedures were ineffective and that certain disclosable material weaknesses existed, as at December 31, 2009 as disclosed below.

Based on that evaluation the CEO and CFO have determined that the Company still has insufficient personnel to ensure appropriate segregation of duties within the Financial Reporting and Review Process. Specifically, the responsibilities assigned to the Company’s CFO include substantially all financial statement and note creation functions. No additional personnel in the Company, apart from the members of the Audit Committee, perform functions at a level of precision and involvement that would adequately prevent or detect material misstatements on a timely basis. As an additional result of the insufficient personnel the Company did not maintain formal policies and procedures regarding end-user computing control over the access to, completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process.  As reported below the company experienced and discovered an operational deficiency in that an under accrual of exploration expenditure occurred in 2008 due to late invoicing by the outside contractor.

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

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2009 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

The Corporation has also engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework.

Based on the above and having carried out a review of the independent consultants report on the effectiveness of the Corporation's internal controls over financial reporting, management concluded that our internal control over financial reporting was not effective as of December 31, 2009, due to the existence of material weaknesses as described in greater detail below.

Unaccrued Liabilities

It was ascertained in 2009 that two invoices for exploration drilling in Zambia, which was conducted in November and December 2008, were not accrued in the 2008 annual financial statements. This error occurred as the contractor only raised the invoices on February 18, 2009 and they were passed to the Caledonia Africa office by its Zambian subsidiary company in March 2009 for payment. This has been confirmed as an isolated incident but, due to the amount involved of $310,000, the comparative balance sheet for 2008 has been restated. In future the post reporting period payments will be reviewed to identify any accruals that are necessary and the management in Zambia has been instructed to forward any unpaid liabilities at the year and quarter ends to Caledonia’s Africa office. There is no known recurrence of any under-accrual at the end of 2009.

Segregation of duties

Due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved.  This creates a risk that inaccurate entries could be made and not identified or corrected on a timely basis.  The result is that the Corporation is highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects.  The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potentially significant errors.

As a consequence of the above, an additional accounting member of staff was recruited in November 2009 to the Corporation’s Africa office in Johannesburg to improve the segregation of duties and lighten the work load of existing staff.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of the Corporation’s development, the Corporation does not have sufficient size and scale to warrant the hiring of any more additional staff to correct the segregation of duties weakness at this time.  There were no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of four Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

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

25A

Audit Committee Financial Expert

(a)

Caledonia’s Board of Directors has determined that the three members of its Audit Committee are all financial experts.

(b)

The financial experts serving on the audit committee are Mr. G.R. Pardoe, Mr. R. Babensee  and Mr. F.C Harvey who are also all independent directors under the NASDAQ rules.

25B

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

(c)

The text of this code of ethics has been posted on the company website at http://www.caledoniamining.com

25C

Fees charged by principal accountant

(a)

The fees charged or estimated for the past two fiscal years for auditing and the other services  by the Company’s auditors have been:

	2008	2009
Audit fees	187,531	180,600
Audit – related fees	9,010	3,000
Tax fees	-
All other fees	-
TOTAL	$196,541	$183,600(1)

(1)      The figures shown for 2009 are estimates from Caledonia’s auditors as the final billings have not yet been completed.

 (b)

Prior to the start of the audit process, Caledonia’s audit committee receives an estimate of the costs, from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the audit committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

25D

Exemptions from the Listing Standards for Audit Committees

Nil.

25E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the issuer or any “affiliated purchaser“ of shares or other units of any class of the issuer’s equity securities that are registered by the issuer pursuant to section 12 of the Exchange Act.

PART 3

26.

FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of Caledonia at December 31, 2009, 2008 and 2007 are attached as Exhibit 14a by reference.

27.

FINANCIAL STATEMENTS

The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 21 the differences between Canadian and US GAAP's.

28.         EXHIBITS

The following are attached to and form part of this

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

DATED at Johannesburg, South Africa, on the 1st day of  May, 2010.

CALEDONIA MINING CORPORATION

Per: (Signed)

Stefan Hayden

President, Chief Executive Officer and Director

EXHIBIT #12

CALEDONIA MINING CORPORATION

CERTIFICATIONS

51

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

May 31, 2010

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

Date:  May 31, 2010

(signed)  Steven Curtis

Vice- President Finance and Chief

Financial Officer

EXHIBIT #13

CALEDONIA MINING CORPORATION

Certifications Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Stefan E. Hayden, President and Chief Executive Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

May 31, 2010

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

May 31, 2010

A signed original of this written statement required by Section 906 has been provided by Steven Curtis and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT #14a

CALEDONIA MINING CORPORATION

2009 ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

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

The consolidated financial statements have been audited on behalf of the shareholders by the Corporation’s independent auditors, BDO Canada LLP, in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

“Signed”

      “Signed”

S. E. Hayden

        S. R. Curtis

President and Chief Executive Officer

                   Vice-President, Finance and Chief Financial Officer

Auditors’ Report

To the Shareholders of

Caledonia Mining Corporation

We have audited the consolidated balance sheets of Caledonia Mining Corporation as at December 31, 2009 and 2008 and the consolidated statements of changes in shareholders’ equity, operations and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

(Signed) BDO Canada LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 29, 2010

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in the summary of significant accounting policies. The United States reporting standards also require the addition of an explanatory paragraph when prior period financial statements are restated, such as those described in Note 16 and 21(a), which has a material effect on the consolidated financial statements. Our report to the shareholders dated March 29, 2010 is expressed in accordance with Canadian generally accepted auditing standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Canada LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 29, 2010

Caledonia Mining Corporation
Consolidated Balance Sheets
(in thousands of Canadian dollars )

December 31	2009	2008
Assets	$	$
Current		(Restated
		Note 16)
Cash and cash equivalents	1,622	3,652
Accounts receivable	1,547	181
Inventories (Note 11)	2,589	1,059
Prepaid expenses	57	27
Assets - held for sale	102	106
	5,917	5,025

Capital assets and mineral properties - held for sale	670	681
Accounts receivable (Note 10)	810	2,890
Investments (Note 1)	59	12
Capital assets (Note 2)	876	173
Mineral properties (Note 3)	13,758	14,876
	16,173	18,632
	22,090	23,657

Liabilities and Shareholders’ Equity
Current
Bank overdraft (Note 12)	588	-
Accounts payable	2,156	1,292
Liabilities - held for sale	15	16
	2,759	1,308

Future tax liability (Note 6)	859	-
Asset retirement obligation (Note 4)	1,406	839
Asset retirement obligation - held for sale (Note 4)	324	314
	5,348	2,461

Shareholders’ Equity (Note 5)
Share capital	196,125	196,125
Contributed surplus	1,951	1,902
Accumulated other comprehensive income/(loss)	(550)	3
Deficit	(180,784)	(176,834)
	16,742	21,196
	22,090	23,657

On behalf of the Board:

“S E Hayden”

 Director

“G R Pardoe”                Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars )

For the years ended December 31, 2009, 2008 and 2007

				Accumulated
				Other
		Share	Contributed	Comprehensive
	Note	Capital	Surplus	Income/(loss)	Deficit	Total
		$	$	$	$	$
Balance at December 31, 2006		190,626	989	31	(167,279)	24,367
Warrants exercised		4,380				4,380
Adjustment to opening
equity-based compensation expense	5 (b)		51			51
Investments revaluation to fair value				(88)		(88)
Net loss for the year					(4,615)	(4,615)
Balance at December 31, 2007		195,006	1,040	(57)	(171,894)	24,095
Shares issued	5(a)(ii)	1,119				1,119
Equity-based compensation expense	5(b)		862			862
Investments revaluation to fair value				(10)		(10)
Reclassification adjustment for other than temporary decline in value				70		70
Net loss for the year					(4,940)	(4,940)
Balance at December 31, 2008		196,125	1,902	3	(176,834)	21,196
Equity-based compensation expense	5(d)		49			49
Investments revaluation to fair value				47		47
Translation loss at Blanket Mine	5(e)			(600)		(600)
Net loss for the year					(3,950)	(3,950)
Balance at December 31, 2009		196,125	1,951	(550)	(180,784)	16,742

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Operations and Comprehensive Loss
(in thousands of Canadian dollars except per share amounts)

For the years ended December 31	2009	2008	2007
Revenue and operating costs	$	$	$
Revenue from sales	11,559	7,696	10,039
Operating costs (Note 11)	8,223	4,438	9,745
Gross profit	3,336	3,258	294

Costs and expenses
General and administrative	2,147	3,896	2,123
Interest (received)/paid	(264)	(385)	309
Amortization	436	397	18
Write-down of mineral properties	1,434	1,168	750
Exchange loss/(gain)	(248)	1,876	1,012
Other expense (income) (Note 8)	2,742	591	(17)
	6,247	7,543	4,195

Loss before income tax and discontinued operations	(2,911)	(4,285)	(3,901)
Income tax (Note 6)	(859)	-	(5)
Loss from continuing operations	(3,770)	(4,285)	(3,906)

Loss from discontinued operations	(180)	(655)	(709)
Net loss	(3,950)	(4,940)	(4,615)
Revaluation of investments to fair value (Note 1)	47	(10)	(88)
Reclassification adjustment for other than temporary decline in value	-	70	-
Translation loss at Blanket Mine	(600)	-	-
Comprehensive loss	(4,503)	(4,880)	(4,703)

Net Loss per share
Basic and diluted from continuing operations	(0.008)	(0.009)	(0.008)
Basic and diluted from discontinued operations	(0.000)	(0.001)	(0.001)
Basic and diluted for the year	(0.008)	(0.010)	(0.009)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

For the years ended December 31	2009	2008	2007

Cash provided by (used in)		(Restated
		Note 16)

Operating activities	$	$	$
Loss from continuing operations	(3,770)	(4,285)	(3,906)

Adjustments to reconcile net cash from operations (Note 9)	4,829	2,228	908

Changes in non-cash operating account balances (Note 9)	(1,917)	(1,049)	1,318

(858)	(3,106)	(1,680)

Investing activities
Expenditures on capital assets and mineral properties	(1,547)	(3,023)	(3,250)
Proceeds on the sale of Barbrook Mine	-	9,359	-
	(1,547)	6,336	(3,250)

Financing activities
Bank overdraft	588	(13)	13
Issue of share capital net of issue costs	-	1,119	4,380
	588	1,106	4,393

Cash flow from discontinued operations
Operating activities	(179)	(646)	(680)
Investing activities	-	-	-
Financing activities	-	-	6
Effect of foreign currency translation on cash		-	(4)
	(179)	(646)	(678)

Effect of foreign currency translation on cash	(35)	(112)	(7)
Increase (decrease) in cash for the year	(2,031)	3,578	(1,222)
Cash and cash equivalents, beginning of year	3,654	76	1,298
Cash and cash equivalents, end of year	1,623	3,654	76

Cash and cash equivalents at end of year relate to:
Continuing operations	1,622	3,652	76
Discontinued operations	1	2	-
	1,623	3,654	76

See Note 9 for supplementary cash flow information

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

Nature of Business

The Corporation is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.

Basis of Presentation and Going Concern

The ability of the Corporation to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Corporation to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

The Corporation operates in a number of operating segments but its assets located in Zimbabwe, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Corporation's activities in this country or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Corporation will be able to realize assets and discharge liabilities in the normal course of business.  The Corporation’s ability to continue as a going concern is dependent upon operating profitably in Zimbabwe, attaining profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to the fair value of mineral resources, future cash flows associated with capital assets, mineral properties, the net realizable value of the bonds receivable, the obligation under asset retirement obligations and the measurement of future tax assets and liabilities.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The Corporation’s realization of its accounts receivable and its Blanket Mine assets are highly reliant on the monetary policies being implemented by the Zimbabwe government. The amount ultimately recovered could be materially different than the estimated values.

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

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts, and money market funds with initial maturities less than three months.

Inventory

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

Revenue Recognition

Revenue from the sale of precious metals is recognized when the metal leaves the mine for delivery to the respective refineries, risk and benefits of ownership are transferred and the receipt of proceeds are substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations, major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Eersteling Gold Mine remains for sale and is thus presented as assets for sale in these consolidated financial statements. Barbrook Mine was sold during 2008 but was presented as assets for sale in 2007.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded on plant and equipment but vehicles and computer equipment continue to be amortized.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

Assets held for sale and discontinued operations

Eersteling Gold Mining Corporation has been on care and maintenance since 1997 and in 2007 the decision to sell Eersteling was taken by the Board. Despite the fact that the sale of Eersteling to Oretech Resources fell through in 2008, the property continues to be disclosed under assets held for sale as the mine is still for sale and various parties have shown interest in the property.

The components held for sale are as follows:

	Eersteling Gold Mine
	2009	2008
	$	$
Capital assets and mineral properties	670	681
Current assets	102	106
Current liabilities	(15)	(16)
Asset retirement obligation	(324)	(314)

As a consequence of this decision, Eersteling Mine’s results for 2008 and prior years have been disclosed under discontinued operations. Revenue from discontinued operations is $0 ($0 in 2008 and $60 in 2007). The loss from discontinued operations for 2008 included a loss of $364 arising from the sale of Barbrook. There is no tax applicable to discontinued operations.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described under Capital assets. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these consolidated financial statements.

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

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

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

Foreign Currency Translation

Balances of the Corporation denominated in foreign currencies and the accounts of its foreign subsidiaries, except for Blanket Mine are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in what was a hyper inflationary economy.  Due to the dollarization of the economy in February, 2009 the hyper inflationary environment no longer exists.  Accordingly the results of these operations have been translated into Canadian Dollars using the current rate method.  On January 1, 2009 Blanket’s functional currency also changed to US Dollars following the Monetary Policy announcement introducing the use of foreign currency in Zimbabwe for all forms of trade and business.  The assets and liabilities of a self-sustaining foreign operation are translated at the rate in effect at the balance sheet date for purposes of incorporation in the financial statements of Caledonia and, therefore, an exchange gain or loss will arise when the exchange rate changes.  It is inappropriate to incorporate this exchange gain or loss in net income of Caledonia in the period in which it arises; rather, it is reported in the financial statements as a separate component of shareholders' equity and is disclosed as a separate component of accumulated other comprehensive income during the period.  In summary the current rate method is as follows:

(i)

all assets and liabilities at rates at balance sheet date; and

(ii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

Included in the statement of operations and comprehensive income/loss is an exchange gain of $248 (loss $1,876 – 2008 and loss $1,012 - 2007).  Due to the translation of Blanket Mine a loss of $600 (Nil 2008) has been disclosed under accumulated other comprehensive income/(loss).

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

Equity-based Compensation

The Corporation operates a share option plan as described in note 5(b).  The Corporation accounts for equity-based compensation granted under such plans using the fair value method of accounting. Under such method, the cost of equity-based compensation is estimated at fair value and is recognized in the statement of operations and comprehensive loss as an expense.  This cost is amortized over the relevant vesting period for grants to directors, officers and employees, and measured in full at the earlier of performance completion or vesting for grants to non-employees.  Any consideration received by the Corporation on exercise of share options together with amounts previously credited to contributed surplus for these options is credited to share capital.

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

2.

Investments are classified as “assets available for sale”. Investments are presented at fair value and the gains/losses arising from their revaluation at the end of each period will be included in other comprehensive income. When a decline in fair value is other than temporary, the accumulated loss that had been recognized directly in other comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

3.

Accounts receivables are classified as “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method. The Reserve Bank of Zimbabwe Gold Bond is recorded at an estimated recoverable amount.

4.

Bank overdraft is classified as “other financial liability” as there is a contractual obligation to deliver cash. It is measured at fair value which is the carrying value plus accrued interest. It is stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations.

5.

Accounts payable is classified as “other financial liability”. They are recorded at their fair value upon initial recognition. Subsequent measurement will be at amortized cost using the effective interest rate method.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

Changes in accounting policies:

1.

Goodwill and Intangible assets

Effective January 1, 2009, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3064, Goodwill and Intangible assets. This standard establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard did not have an impact on the Corporation’s consolidated financial statements.

2.

Credit Risk

Effective January 1, 2009, the Corporation adopted the new recommendations of CICA issued EIC 173, Credit risk and the fair value of financial assets and liabilities. This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. The adoption of this standard did not have an impact on the Corporation’s consolidated financial statements.

3.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC- 174 Mining Exploration Costs, which provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general. Application of this new standard was taken into account in determining the fair value of the exploration properties.

4.

Financial Instruments

The Corporation adopted amendments to CICA Handbook Section 3855 effective January 1, 2009. Amendments to this section have added guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category; changed the categories into which a debt instrument is required or permitted to be classified; changed the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA Handbook Section 3025, “Impaired Loans”; and require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. Adoption of these amendments did not result in an impact on the Corporation’s consolidated financial statements.

The Corporation also adopted the amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”, which was amended to improve financial instrument disclosures to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. The impact of adopting these amendments for the year ended December 31, 2009 resulted in additional disclosures included within these consolidated financial statements.

In June 2009, the CICA amended Section 3862 Financial Instruments – Disclosure which requires an entity to classify fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. CICA Handbook Section 3862 prioritizes the inputs into three levels that may be used to measure fair value:

a) Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b) Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

c) Level 3 – Applies to assets or liabilities for which there are not observable market data.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

The Corporation’s financial instruments consist principally of cash, cash equivalents, accounts receivable, investments, bank overdraft, accounts payable and accrued liabilities. Pursuant to CICA Handbook Section 3862, fair value of assets and liabilities measured on a recurring basis include cash and cash equivalents and investments that are determined based on Level 1 inputs. The Corporation believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

5.

Financial Statement Concepts

Effective January 1, 2009, the Corporation adopted the amendments to CICA Handbook Section 1000, Financial Statement Concepts, which focused on the capitalization of costs which truly meet the definition of an asset and de-emphasises the matching principle. The adoption of these changes did not have an impact on the Corporation’s consolidated financial statements.

Recently issued accounting pronouncements issued and not yet effective

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling interests. Section 1582 replaces section 1581 and establishes standards for the accounting of a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and all three sections must be applied concurrently. The Corporation does not anticipate that the adoption of these standards will impact its financial results.

Financial instruments — recognition and measurement, Section 3855

This Section has been amended to clarify the application of the effective interest method after a debt instrument has been impaired. This amendment is effective for fiscal years beginning on or after July 1, 2009.

This Section has also been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted.

The third amendment provides guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held for trading category. This amendment was made in August 2009 with prospective application. The Corporation does not anticipate the adoption of these amendments will impact its financial results.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed in February 2008 plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to be effective for interim and annual periods commencing January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes amounts reported by Caledonia for the year ended December 31, 2010.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

1.

Investments

On May 9, 2002, the Corporation participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) at a cost of $79.  The shares of Motapa were listed on the TSX Venture Exchange in Canada prior to Motapa being acquired by Lucara (LUC.V) In terms of the transaction one Motapa share was exchanged for 0.9055 Lucara shares

The adoption of CICA Handbook Sections 3855 and 1530, retrospectively from January 1, 2007, determines that the Corporation records its investments in Lucara Diamond Corp. and in Old Mutual Plc as financial instruments “available for sale” and they are thus recorded at fair value. In terms of Section 3862 the fair values are determined based on Level 1 inputs as both shares are quoted on stock exchanges.

The fair value of the investment in Lucara is $54 ($9 -2008) and the fair value of the shares held in Old Mutual Plc is $5 ($3 – 2008). The Corporation has decided to sell the Lucara shares in 2010.

2.

Capital Assets

	COST
	As at December 31, 2008(1)	Exchange rate difference	Additions	Disposals	As at December 31, 2009
	$	$	$	$	$
Land – plant sites	12	(3)	-	-	9
Plant and equipment
- producing (2)	24	(4)	796	-	816
- non-producing (3)	229	-	-	-	229
Office equipment	908	(3)	34	-	939
Vehicles	387	(22)	-	-	365
	1,560	(32)	830	-	2,358

	ACCUMULATED AMORTIZATION
	As at December 31, 2008	Exchange rate difference	Additions	Disposals	As at December 31, 2009
	$	$	$	$	$
Land – plant sites	-	-	-	-	-
Plant and equipment
- producing (2)	4	(1)	35		38
- non-producing (3)	229	-	-	-	229
Office equipment	858	(2)	30	-	886
Vehicles	296	1	32	-	329
	1,387	(2)	97	-	1,482

Net Book Value	173	876

(1)

Opening cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

(2)

The producing plant and equipment relates to the Blanket operation which recommenced gold production in April 2009.

(3)

Non-producing plant and equipment represents Zambian operations.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

3.

Mineral Properties

	COST
	As at December 31, 2008(1)	Exchange rate difference	Additions	Impairment	As at December 31, 2009
	$	$	$	$	$
Producing:
Blanket, Zimbabwe - gold property	5,006	(716)	650	-	4,940
Non-producing - exploration:
Rooipoort , South Africa	4,399	-	44	-	4,443
Goedgevonden, South Africa(3)	-	-	-	-	-
Nama, Zambia(4)	5,774	-	616	(1,434)	4,956
Mulonga, Zambia(2)	-	-	-	-	-
	15,179	(716)	1,310	(1,434)	14,339

ACCUMULATED AMORTIZATION
	As at December 31, 2008	Exchange rate difference	Additions	Disposals	As at December 31, 2009
	$	$	$	$	$
Producing:
Blanket, Zimbabwe - gold property	303	(62)	340	-	581
Non-producing - exploration:
Rooipoort , South Africa	-	-	-	-	-
Goedgevonden, South Africa(3)	-	-	-	-	-
Nama, Zambia	-	-	-	-	-
Mulonga, Zambia(2)	-	-	-	-	-
	303	(62)	340	-	581

Net Book Value	14,876	13,758

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

(1)

Opening cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations.

(2)

The Corporation had entered into strategic alliances with a third party on a Zambian property (Mulonga) valued at $0 ($0 – 2008).  The Zambian strategic alliance partner, Motapa Diamonds Inc., has terminated the strategic alliance agreement. The Corporation has applied for a retention licence over the properties.  All interest in the strategic alliance will be transferred to the Corporation by Motapa Diamonds Inc. The Mulonga property was fully written down to $Nil in 2008. It is still the Corporation’s intention to form a joint venture with a new strategic partner.

(3)

The Goedgevonden property was also written down to $Nil in 2008.

(4)

The 2008 opening cost has been increased by $310 as a result of an under accrual of capitalised exploration expenditure that was only invoiced by the contractor in 2009 (Note 16).

  The Nama property has been impaired by $1,434 during 2009 to recognise the fact that “D” type anomalies       are not considered being economically viable in the near term. All costs associated with exploring these anomalies have been identified and written off.

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

4.

Asset Retirement Obligation

	2009	2008
	$	$
Continuing operation	839	732
Accretion expense	25	19
Increase in asset retirement obligation	592	-
Foreign exchange loss (gain)	(50)	88
Closing balance – continuing operations	1,406	839

Discontinued operations
Opening balance	314	311
Accretion expense	11	20
Sale of Barbrook Mine	-	(107)
Foreign exchange loss (gain)	(1)	90
Closing balance – held for sale	324	314

The asset retirement obligations relate to Blanket Mine $1,406 ($839 – 2008), and Eersteling Gold Mine $324 ($314 - 2008) and are estimates of costs of rehabilitation at the end of the mine life. The obligation at Eersteling is accreted at a rate of 5% per annum whilst at Blanket the accretion is within a range of 1.7% - 5%.  The undiscounted obligation for the Blanket Mine is $1,869 ($1,280 - 2008). During the year the expected life of the Blanket Mine has been extended by one year.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

5.

Shareholders Equity

(a) Share Capital

Authorized

An unlimited number of common shares

An unlimited number of preference shares.

Issued

	Number of Shares	Amount
Common shares		$
Balance - December 31 , 2006	457,981,021	190,626
Warrants exercised (i)	29,888,259	4,380
Balance - December 31 , 2007	487,869,280	195,006
Issued pursuant to a private placement (ii)	12,300,000	1,119
Balance - December 31 , 2008 and 2009	500,169,280	196,125

(i)

In April and May 2007, shareholders holding 29,888,259 warrants at $0.15 each exercised the warrants raising $4,380 after expenses.

(ii)

In February 2008 the Corporation, in a private placement, raised $1,119 after expenses from the sale of 12,300,000 units.  Each unit consists of one common share and one common share purchase warrant at $0.15 exercisable before February 21, 2009.  These warrants expired unexercised on February 21, 2009.

 (b)

Stock Option Plans and Equity Based Compensation

The Corporation has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. Under the current plan the maximum term of the options is 5 years.  Under the Plans the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Corporation and, as at December 31, 2009, the Corporation has the following options outstanding:

Number of Options	Exercise Price-$	Expiry Date
9,450,000	0.235	April 24, 2012
210,000	0.260	April 29, 2014
4,000,000	0.110	February 15, 2015
300,000	0.125	May 11, 2016
1,300,000	0.1125	May 31, 2012
1,000,000	0.155	July 1, 2013
15,820,000	0.155	Mar 18, 2013
500,000	0.10	Mar 23, 2014
32,580,000	0.1706

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2009, 2008 and 2007 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding at December 31, 2006	17,238,000	0.21
Forfeited or expired	(150,000)	(0.115)
Granted	200,000	0.11
Granted	1,300,000	0.1125
Options outstanding at December 31, 2007	18,588,000	0.198
Forfeited or expired	(1,778,000)	(0.28)
Granted	17,320,000	0.155
Options outstanding at December 31, 2008	34,130,000	0.173
Granted	500,000	0.155
Forfeited or expired	(2,050,000)	0.187
Options outstanding and exercisable at December 31, 2009	32,580,000	0.1706

The weighted average remaining contractual life of the outstanding options is 3.2 years (2008 – 4.1 years)

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2009 there are 17,436,928 stock options available to grant.

It was announced in a press release on September 4, 2009 that the Board has approved a proposal to reduce the exercise price of 32,580,000 share purchase options currently outstanding from exercise prices averaging approximately $0.1706 per share to $0.07 per share.  These share purchase options are in favour of directors, officers, and service providers.  This reduction recognises the fact that the existing options are all substantially “out of the money” due to the reduced trading price of Caledonia’s shares which, in common with most other publicly traded shares, has been adversely affected by the recent economic and market downturn.  The existing option arrangement no longer provides an incentive to directors, officers, and service providers and is the reason for this proposal.  The Toronto Stock Exchange rules require that options with reduced exercise prices cannot be exercised at the reduced prices until the reduction has been approved by the shareholders.  The reduction will be submitted to the shareholders for approval at the next general meeting of Caledonia’s shareholders.

During 2009, total equity based compensation expense of $49 was charged to expense and credited to contributed surplus (2008 - $862 and 2007 - $51). The weighted average grant date fair value of equity based compensation was $22 for the 500,000 fully vested options granted in 2009.

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2009, 2008 and 2007.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

	2009	2008	2007
Risk-free interest rate	2%	3%	3 – 4%
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	58-60%	55-62%	60 – 65%
Expected option life in years	5	5	3 – 5

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options.

(c)

Warrants

There are no common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2009:

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2006	85,115,885
Exercised	(29,888,259)
Expired	(39,790,000)
Outstanding December 31, 2007	15,437,626
Expired	(15,437,626)
Issued pursuant to private placement	12,300,000
Outstanding December 31, 2008	12,300,000
Expired	(12,300,000)
Outstanding December 31, 2009	-

Warrants expired unexercised on February 21, 2009.

(d)

Contributed Surplus

	2009	2008
	$	$
Balance at beginning of year	1,902	1,040
Equity based compensation	49	862
Balance at end of year	1,951	1,902

(e)

Accumulated Other Comprehensive Income

	2009	2008
	$	$
Investments revalued to fair value	50	3
Cumulative translation account	(600)	-
	(550)	3
Deficit	(180,784)	(176,834)
Balance at end of year	(181,334)	(176,831

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

6.

Income Taxes

The following table reconciles the expected income tax expense at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations for continuing operations:

	2009	2008	2007
Income tax rate	33.0%	33.5%	36.12%
	$	$	$
Income taxes (recovery) at statutory rate	(961)	(1,436)	(1,409)
Tax rate difference	405	259	541
Foreign currency difference	271	83	0
Permanent differences	220	87	36
Interest at special rates subject to withholding tax	-	-	5
Losses expired	1,192	(576)	216
Change in tax rate	1,322	186	1,153
Change in valuation allowance	(1,590)	1,397	(537)
Income tax	859	-	5

The following table reflects future income tax assets and liabilities and are classified as current and non-current according to the classification of the related asset or liability for financial reporting.

		2009	2008	2007
		$	$	$
Future Tax Asset
Current
Zimbabwe
	Loss carried forward	23	-	-
Total current future tax asset		23	-	-
	Less: Future tax liability	(23)	-	-
		-	-
Non-current
Zimbabwe
	Loss carried forward	-	-	38
	Rehabilitation costs	152	91	137
	Other	33	507	71
South Africa
	Loss carried forward	947	798	678
Canada
	Loss carried forward	8,761	10,613	9,465
Other		70	304	178
	Non-current future tax assets	9,963	12,313	10,567
	Less: valuation allowance	(9,777)	(11,367)	(10,564)
Total Non- current future tax asset		186	946	3
	Less: Future tax liability	(186)	(946)	(3)
		-	-	-
Future tax liability
Zimbabwe
	Capital assets and mineral properties	(1,068)	(597)	(3)
Other		-	(349)	-
Total future tax liability		(1,068)	(946)	(3)
	Less: Future tax assets	209	946	3
Net future tax liability		859	-	-

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

The Corporation has available tax losses for income tax purposes of approximately $35,630 (2008 - $36,985 and 2007 - $32,830) in Canada and South Africa which may be carried forward to reduce taxable income derived in future years.

The expiry of these losses is as follows:

Year	Amount
$
2029	1,630
2028	2,260
2027	3,054
2026	2,780
2015	1,863
2014	1,583
2010	18,984

No expiry	3,476
35,630

A valuation allowance has been provided as the potential income tax benefits of these carry-forward non-capital losses and deductible temporary differences and the realization thereof is not considered “more likely than not”.

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

For discontinued operations, the Corporation’s effective tax rate, which differs from the Canadian statutory income tax rate, may be reconciled as follows:

	2009	2008	2007
	$	$	$
Basic rate applied to pre-tax loss	(59)	(219)	(256)
Losses and other benefits not recognised	59	219	256
	-	-	-

7.

Net Income/(Loss) Per Share

The net income/(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 500,169,280 (2008 -498,450,650; 2007 - 477,930,290;).  Fully diluted income/(loss) per share have not been calculated as it would be anti-dilutive.   The fully diluted number of shares amounts to 500,129,280 (2008 - 499,217,712 and 2007 - 478,553,886). This is the same as the outstanding shares as all the options are out of the money.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

8.

Other Expense (Income)

Other expense (income) is comprised of the following:

	2009	2008	2007
	$	$	$
Adjustment to RBZ Gold Bond (Note 10)	2,502	526	-
Reclassification adjustment for other than temporary decline in value of short term investments held for sale.	-	70	-
Royalty paid to the Government of Zimbabwe	240	-	-
Other	-	(5)	(17)
	2,742	591	(17)

9.

Statement of Cash Flows

Items not involving cash are as follows:

	2009	2008	2007
	$	$	$
Amortization	436	397	18
Asset retirement obligation accretion	36	39	35
Equity based compensation expense	49	862	51
Blanket long term liability	-	(11)	-
Write down of mineral properties	1,434	1,168	750
Reclassification adjustment for other than temporary decline in value	-	70	-
Write down of Gold Bond	2,502	-(1)	-
Current year future tax charge	859	-	-
Interest accrued RBZ bond	(280)	-	-
Unrealised foreign exchange differences	(207)	(297)	54
	4,829	2,228	908

(1)

2008 fair value adjustment of $526 included in net changes in Accounts Receivable below.

The net changes in non-cash operating account balances for operations are as follows:

	2009	2008	2007
	$	$	$
Accounts payable	1,311	(1,614)	(1,832)
Accounts receivable	(1,550)	(1)(423)	(651)
Inventories	(1,814)	1,026	3,653
Prepaid expenses	132	(10)	44
Assets held for sale	4	(28)	104
	(1,917)	(1,049)	1,318

Supplemental cash flow Information:

	2009	2008	2007
	$	$	$
Interest paid	95	103	485
Interest received	(79)	(488)	(31)
Withholding tax paid Zimbabwe	-	-	5

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

10.      Accounts Receivable

 In the monetary policy statement announced by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate.

The Bond plus interest is guaranteed by RBZ on maturity. The Corporation was unable to sell the Bond at an acceptable discount rate during 2009 and the RBZ has not redeemed the Bond on the maturity date of February 1, 2010 but has extended the maturity date until July 31, 2010. As a result of the uncertain redemption date of the Bond it has been classified as a long term asset in 2009.

Following further unsuccessful attempts to sell the Bond the Corporation has made a provision against the Bond value to record it at an estimated recoverable amount.  In arriving at the recoverable amount the Corporation has considered the likelihood of cash being available to the RBZ to redeem the Bond over a range of periods. The Corporation believes the Bond will be repaid in due course but the timing is uncertain at this time. In arriving at this recoverable amount the Corporation has estimated the weighted average probability of the Bond being redeemed over periods of up to 5 years and applied a discount factor of 43%.

	2009	(1)2008
	$	$
Estimated recoverable amount	810	2,890

(1) 2008 at fair value

11.

Inventory

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine.

Inventory items as at December 31	2009	2008
	$	$
Consumable stores	2,092	1,059
Gold in circuit	497	-
Total	2,589	1,059

The Corporation has a provision for slow moving inventory of $724 (2008 - $700) related to its consumable stores at Blanket Mine.

The components of operating costs were as follows

	2009	2008	2007
	$	$	$
Wages	3,194	1,510	3,125
Consumable materials (including amounts written down)	3,222	2,527	5,311
Asset retirement obligation	28	19	36
Exploration	68	-	-
Administration and safety	1,711	382	1,273
Total	8,223	4,438	9,745

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

12.

Bank Overdraft

	2009	2008
	$	$
Bank Overdraft	588	-

The bank overdraft facility of US$1.25 million bears interest at 6% above the 30 day LIBOR rate. The facility is unsecured and valid for a 180 day period which is renewable. The facility is repayable on demand.

13.

Related Party Transactions

The Corporation had the following related party transactions measured at the exchange amount:

	2009	2008	2007
	$	$	$
Fees and allowances paid to a Corporation which provides the services of the Corporation's president	558	635	560
Rent for office premises paid to a company owned by members of the President’s family	50	43	46
Interest paid to directors on outstanding fees and expenses	-	4	-
Other fees paid to Directors	62	65	19
Legal fees paid to a law firm where a Director is a partner	53	117	85
Fees, allowances and interest paid to the Chairman of the Board	150	334	46

The Corporation has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian corporation, for management services provided by the president.  The Corporation is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Corporation, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

On January 31, 2005, the Corporation entered into an agreement (the “Chairman’s Agreement”) with the Corporation’s Chairman for services as the non-executive Chairman of the board of directors of the Corporation.  The Chairman’s Agreement provides for the payment of an annual fee and a fee for services provided by the Chairman.  The Chairman’s Agreement provides that the fees will be reviewed annually by the Chairman and the Corporation’s compensation committee with the object that the parties will bona fide negotiate any changes in the fees.  The Chairman’s Agreement was reviewed by the Chairman and the compensation committee for the 2009 year.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Corporation has the following related party balances:

	2009	2008
Included in accounts payable	$	$
- owing to a Corporation that provides the services of the Corporation’s President	-	85
- owing to directors for unpaid salaries and directors’ fees	172	220

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

14.

Segmented Financial Information

The Corporation has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Corporation’s operating segments have been identified based on geographic areas as follows:

For the year ended December 31, 2009

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	3	11,556	-	-	11,559
Operating costs	-	(7,374)	(849)	-	(8,223)
General and administrative	(1,750)	(221)	(176)	-	(2,147)
Interest income	77	184	3	-	264
Amortization	-	(412)	(24)	-	(436)
Foreign exchange gains/(loss)	(14)	(103)	390	(25)	248
Write down of mineral property	-	-	-	(1,434)	(1,434)
Other income (expense)	-	(2,742)	-	-	(2,742)
Income (loss) for continuing operations	(1,684)	888	(656)	(1,459)	(2,911)
Discontinued operations (loss)	-	-	(180)	-	(180)
Income tax expense	-	(859)	-	-	(859)
Net income (loss) for the year	(1,684)	29	(836)	(1,459)	(3,950)
Identifiable assets – continuing operations	1,217	10,231	4,925	4,945	21,318
Identifiable assets – discontinued operations Capital and Current assets	-	-	772	-	772
Expenditures on capital assets & mineral properties continuing operations	-	860	71	616	1,547

For the year ended December 31, 2008

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	12	7,684	-	-	7,696
Operating costs	-	(3,855)	(583)	-	(4,438)
General and administrative	(3,670)	(73)	(153)	-	(3,896)
Interest income	299	78	8	-	385
Amortization	-	(381)	(16)	-	(397)
Foreign exchange gains/(loss)	237	(1,899)	(102)	(112)	(1,876)
Write down of mineral property	-	-	(124)	(1,044)	(1,168)
Other income (expense)	(70)	(526)	5	-	(591)
Income (loss) for continuing operations	(3,192)	1,028	(965)	(1,156)	(4,285)
Discontinued operations (loss)	-	-	(655)	-	(655)
Income tax expense	-	-	-	-	-
Net income (loss) for the year	(3,192)	1,028	(1,620)	(1,156)	(4,940)
Identifiable assets – continuing operations	3,658	8,798	4,597	5,817	22,870
Identifiable assets – discontinued operations Capital and Current assets	-	-	787	-	787
Expenditures on capital assets & mineral properties continuing operations	-	90	253	2,680	3,023

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

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

15.

Contingent Liabilities

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Corporation purchased 100% of the shares of Blanket, the Corporation agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at December 31, 2009 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Corporation and the Board of Directors of Blanket have delayed the establishment of the required scheme pending clarity of the anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws when enacted, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

The Corporation and its subsidiaries are subject to various claims that arise in the normal course of business. Management believes that the aggregate contingent liability of the Corporation arising from these claims is immaterial and therefore no provision has been made.

16.

Comparative Figures

Comparative figures for 2008 have been restated due to an under accrual in 2008 of capitalised mineral property exploration costs and the respective liability. The under accrual occurred due to late invoicing by the contractor for work performed in November and December 2008. The effect was that mineral property was increased by $310, accounts receivable for VAT was increased by $49 and accounts payable was increased by $359.

In addition the prior period figures have been reclassified to conform to the current presentation.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

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

The fair value of the Corporation’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

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

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

	2009		2008
C$‘000s	US Dollars	SA Rand	US Dollars	SA Rand
Cash	1,230	40	1	1,386
Bank overdraft	588	-	-	-
Accounts receivable	2,122	233	3,187	197
Accounts payable	1,658	689	-	64

The table below illustrates by how much a 5% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

	2009		2008
C$‘000s	US Dollars	SA Rand	US Dollars	SA Rand
Cash	59	2	-	69
Bank overdraft	29	-	-	-
Accounts receivable	106	11	159	10
Accounts payable	83	33	-	3

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

(b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free apart from short term borrowings utilized in Zimbabwe.  The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries and this can have an effect on the results of the Corporation due to higher interest rates being paid in African countries compared to Canada. Cash held in interest bearing accounts amounted to $1,622 ($3,451- 2008) and short term borrowings in Zimbabwe were $588 (Nil – 2008). At December 31, 2009, with all other variables unchanged, a 1% change in interest rates would result in an increase of interest expense of $6 ($35 income – 2008).

The interest payable by RBZ on the Bonds is subject to the same recovery risk as the principle amount. The estimated recoverable amount includes a discounted amount for interest receivable on the Bond.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations.

 (c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s Gold Bonds payable by the RBZ as the amount owing by the RBZ is no longer increasing as gold is no longer sold to the RBZ. Future credit exposure to RBZ is limited to the recovery of the value of the Gold Bonds.

Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances.

(d) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe certain insurance cover has been reinstated. The Zimbabwean operations are now covered for Public Liability risk and Comprehensive cover on all motor vehicles. Further insurance cover is currently under review.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

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

As Blanket has a license to export its gold to a refiner of its choice it is paid full value in USD for the gold sold.

18.       Capital Management

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Corporation’s capital includes shareholder’s equity, comprising issued common shares, contributed surplus, accumulated deficit and accumulated other comprehensive income.

The Corporation’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any asset retirement obligation and to pursue growth opportunities.

In order to maximize ongoing exploration efforts, the Corporation does not pay dividends.

As at December 31, 2009, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Shareholders’ Equity
	As at December 31, 2009	As at December 31, 2008
Issued common shares	196,125	196,125
Contributed surplus	1,951	1,902
Accumulated Other comprehensive income/(loss)	(550)	3
Deficit	(180,784)	(176,834)
Total	16,742	21,196

The increase in accumulated other comprehensive loss is attributable to the adoption of the current rate method of translation of the Zimbabwean operations from US dollars into Canadian dollars as explained in Foreign Currency Translations policy. During 2009 $600 (Nil 2008) was charged to other comprehensive income as a result of the translation of Blanket.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

19.

Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket for the year ended December 31, 2009 was $121.

20.

Subsequent Events

Zimbabwe Monetary Policy announcement.

In January 2010, the Governor of RBZ announced that the Special Tradable Gold-backed Foreign Exchange Bonds (“Bond”) that were created in February 2009 would not be repaid on maturity date of February 1, 2010 but would be rolled over until July 31, 2010.

As a consequence of this action and the lack of a market for the sale of the Bond an estimated recoverable amount has been calculated for the Bond due to the uncertainty of the eventual timing of redemption (see Note 10).

Zimbabwean Indigenization.

In 2008 the Zimbabwean parliament passed the Indigenization and Economic Empowerment Act 2007 (“Act”) that stipulated that 51% ownership of all companies had to reside in the hands of Indigenous

Zimbabwean citizens. In February 2010, Statutory Instrument 21 of 2010 was released which dealt with the regulations around the implementation of the Act. In terms of the regulations Blanket will have to submit an implementation plan which outlines how Blanket proposes to comply with the requirements of the Act within a 5 year period. The release of the Statutory Instrument has drawn substantial criticism and sector organisations are making representations to Government on the indigenisation issue.

Blanket will continue to monitor the situation and is consulting widely on this issue.

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

Comparative figures for 2008 have been restated due to an under accrual in 2008 of capitalized mineral property expenditure costs and the respective liability. The effect under US GAAP was that mineral property expenditure reflected as an expense was increased by $310, accounts receivable for VAT was increased by $49, accounts payable was increased by $359 and the net loss for 2008 was increased by $310. There was no effect on the loss per share amounts.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

(b)    Employee and Directors Stock Options

Effective January 1, 2003, the Corporation has, for US reporting purposes, prospectively applied the fair-value recognition provisions of Accounting Standards Codification Topic 718. Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Corporation adopted the CICA policy of accounting for stock based compensation. Prior to adoption no compensation expense on stock options granted to directors, officers and employees, was recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information. For 2002, a compensation expense was shown reflecting the intrinsic value attributable to stock options granted to directors, officers and employees.

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

Recently Issued United States Accounting Standards

Effective July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative, non-governmental U.S. GAAP. The historical U.S. GAAP hierarchy was eliminated and the ASC became the only level of authoritative U.S. GAAP, other than guidance issued by the SEC. The Corporation’s accounting policies were not affected by the conversion to ASC.

Business Combinations

In April 2009, the FASB issued a pronouncement on what is now codified as ASC Topic 805, Business Combinations. This pronouncement issued authoritative guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination under previously issued guidance. The authoritative guidance requires that such contingencies be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the allocation period. The new guidance is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008, and was adopted by the Corporation on January 1, 2009. The adoption of this new guidance had no material impact on the Corporation’s financial position, results of operations or cash flows.

Financial instruments

In April 2009, the FASB issued a pronouncement on what is now codified as ASC Topic 825, Financial Instruments. This pronouncement issued new accounting guidance addressing the interim disclosures about the fair value of financial instruments, which amended the previous disclosures regarding the fair value of financial instruments, and interim financial reporting. This new guidance requires disclosures

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

about the fair value of financial instruments in interim financial statements, in addition to the annual financial statements as already required. This new accounting guidance became effective for interim periods ending after June 15, 2009. The adoption of this new guidance had no material impact on the Corporation’s financial position, results of operations or cash flows.

Subsequent Events

In May 2009, the FASB issued a pronouncement on what is now codified as ASC Topic 855, Subsequent Events. This pronouncement issued authoritative guidance in accounting for subsequent events which establishes general standards of accounting for and disclosures of events that occur after balance sheet date but before financial statements are issued or are available to be issued.

Specifically, ASC Topic 855 provides

•

The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

•

The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•

The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This accounting guidance was effective for interim or fiscal periods ending after June 15, 2009 and was adopted by the Corporation during the quarter ended June 30, 2009. This guidance did not have a material impact on the Corporation’s financial position, results of operations, or cash flows.

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the FASB issued ASC Topic 105-10, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" which established the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative GAAP to be applied by nongovernmental entities. The Codification is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the Codification. All other accounting guidance not included in the Codification is non-authoritative. The Codification was effective for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have an impact on the Corporation’s consolidated financial position, results of operations or cash flows.

Measuring Liabilities at Fair Value

On August 28, 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, Measuring Liabilities at Fair Value. The ASU provides guidance on how to measure the fair value of liabilities when observable market information is not available. If a quoted price in an active market for an identical liability is available it should be used to value the liability. In circumstances when a quoted price in an active market for an identical liability is not available, the ASU requires that the fair value of the liability be measured using one or more of the following techniques:

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

•

A valuation technique that uses:

o

The quoted price of the identical liability when traded as an asset

o

Quoted prices for similar liabilities or similar liabilities when traded as assets

•

Another valuation technique that is consistent with the principles of ASC Topic 820, Fair Value Measurements and Disclosures, such as an income approach or a market approach.

When using the quoted price of an identical liability when traded as an asset, an entity:

•

Should  adjust for factors that are not applicable to the fair value of the asset price of the liability (e.g., the quoted price of the asset includes the effect of third-party credit guarantees)

•

Should not adjust the asset price for the effect of a restriction preventing the sale of the asset.

If a quoted price for an identical liability when traded as an asset in an active market is available, the asset price is considered to be a Level 1 fair value measurement for the liability, provided that no adjustment(s) to the quoted price of the asset is required.

The ASU is effective for the first reporting period (including interim periods) beginning after issuance. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Corporation’s financial position, results of operations, or cash flows

Fair Value Measurements and Disclosures

On November 1, 2009, the Corporation adopted authoritative guidance for fair value measurements which is now codified as ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This authoritative guidance addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. The adoption of this guidance did not have a material impact on the Corporation’s financial position, results of operations, or cash flows.

Other recent accounting pronouncements

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed to have a material impact on the Corporation's present or future consolidated financial position.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

 The impact of the foregoing on the consolidated financial statements is as follows:

(a)

 Statement of operations and comprehensive income

	2009	2008	2007
	$	$	$
		(Restated
		Note 16)
Loss for continuing operations per Canadian GAAP	(3,770)	(4,285)	(3,906)
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	774	(2,188)	(2,633)
Net income (loss) from continuing operations	(2,996)	(6,473)	(6,539)
Loss from discontinued operations	(180)	(655)	(709)
Net income (loss)	(3,176)	(7,128)	(7,248)
Deemed Dividend	-	-	(134)
Net income (loss) available for common shareholders	(3,176)	(7,128)	(7,382)
Net income (loss)	(3,176)	(7,128)	(7,248)
Other comprehensive (loss)/gain	47	60	(88)
Translation loss at Blanket Mine	(600)	-	-
Total comprehensive loss	(3,729)	(7,068)	(7,336)
Basic and diluted income/(loss) per share continuing operations	(0.006)	(0.013)	(0.01)
Basic and diluted income/(loss) per share discontinued operations	(0.000)	(0.001)	(0.00)
Basic and diluted income/(loss) per share for the year	(0.006)	(0.014)	(0.01)

(b)

   Balance Sheets

	2009	2008
	$	$
		(Restated
		Note 16)
Total assets per Canadian GAAP	22,090	23,657
Mineral properties with no proven reserves expensed	(9,399)	(10,173)
Total assets per US GAAP	12,691	13,484

Total liabilities per Canadian and US GAAP	5,348	2,461

Shareholders’ equity
Shareholders’ equity per Canadian GAAP	16,742	21,196
Mineral properties with no proven reserves expensed	(9,399)	(10,173)
Shareholders’ equity per US GAAP	7,343	11,023

Total liabilities & shareholder’s equity per US GAAP	12,691	13,484

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

 (c)     Statement of Cash Flows

	2009	2008	2007
Cash provided by (used in)	$	$	$
		(Restated
		Note 16)
Operating activities for continuing operations per Canadian GAAP	(858)	(3,106)	(1,680)
Mineral properties expenditure by continuing operations	(660)	(2,188)	(2,633)
Operating activities per US GAAP	(1,518)	(5,294)	(4,313)

Investment activities for continuing operations per Canadian GAAP	(1,547)	6,336	(3,250)
Mineral properties expenditure	660	2,188	2,633
Investment activities per US GAAP	(887)	8,524	(617)

Financing Activities per Canadian and US GAAP	588	1,106	4,393

Effects of foreign currency translations on cash per Canadian and US GAAP	(35)	(112)	(7)

Increase (decrease) in cash for continuing operations	(1,852)	4,224	(544)

Cash flow from discontinued operations per Canadian and US GAAP
Operating activities	(179)	(646)	(680)
Investment activities	-	-	-
Financing activities	-	-	6
Effects of foreign currency translations on cash	-	-	(4)
Decrease in cash from discontinued operations	(179)	(646)	(678)

Increase (decrease) in cash for the year	(2,031)	3,578	(1,222)
Cash and cash equivalents, beginning of year	3,654	76	1,298
Cash and cash equivalents, end of year	1,623	3,654	76

Cash and cash equivalents at end of year relate to:
Continuing operations	1,622	3,652	76
Discontinued operations	1	2	-
	1,623	3,654	76

EXHIBIT #14b

CALEDONIA MINING CORPORATION

Notice of Annual General and Special

Meeting of Shareholders

to be held May 18, 2010

Proxy and Information Circular

CALEDONIA MINING COMPANY

April 15, 2010

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation by and on behalf of the management of Caledonia Mining Company (the "Company") of proxies to be used at the Annual General and Special Meeting (the "Meeting") of Shareholders of the Company to be held on Tuesday, May 18, 2010 at 10.00 am local time, in Boardroom 44-01, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting.  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees or agents of the Company.  The cost of any such solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company.  A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name, which need not be a shareholder of the Company, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy.  In all cases, the completed proxy is to be deposited at, or supplied to, the registered office of the Company or at the offices of Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than 4:30 p.m. (Toronto, Canada local time) on Friday, May 14, 2010.

A shareholder giving a proxy has the right to revoke the proxy by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

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

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing this management proxy circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 15, 2010, the Company had issued and outstanding 500,169,280 common shares, each carrying the right of one vote per share.  To the best of the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all issued shares of the Company.

The Board of Directors of the Company has fixed the record date as April 12, 2010 for the purpose of determining who is entitled to receive Notice of Meeting.  Shareholders entitled to vote at the meeting will be the shareholders of record at  4:30 p.m. (Toronto, Ontario time) on May 14, 2010.  The failure of any shareholder to receive notice of the Meeting shall not deprive the shareholder of voting at the Meeting.

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

Name, Office Held and Municipality of Residence	Principal Occupations during past 5 years	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
G. Rupert Pardoe, (1)(2)(3)(4)(5) Non-executive Chairman & Director Johannesburg, South Africa	Business executive. From 2001 to 2004 employed by ABSA Bank Limited of Johannesburg, South Africa as Group Executive Director and from 2003 to 2004 as Deputy Group Chief Executive. Since 2004	2005	Nil

Stefan E. Hayden, (3)(4)(5) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and Director of all Caledonia’s subsidiary companies.	1996	Nil
James Johnstone, Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of various subsidiary companies until September 30, 2006.	1997	Nil
F. Christopher Harvey, (1) Director, Oakville, Ontario, Canada	Retired. Until 31 December 2005 employed as Technical Director and Secretary of the Company and Director of various subsidiary companies.	1993	204,300
Carl R. Jonsson,(2)(3)(5) Director & Secretary, Vancouver, British Columbia, Canada	Principal of Tupper, Jonsson & Yeadon, Barristers & Solicitors.	1992	59,469
Robert Babensee (1)(2) Director Toronto, Ontario, Canada	Retired Chartered Accountant. Formerly an assurance specialist in the Canadian accounting firm of BDO Dunwoody LLP (retired December 31, 2004). Formerly the CFO of Golden China Resources a company whose shares were registered on the TSX Venture Exchange, whose business focus was the exploration for gold in China.	2008	Nil
Steven Curtis (5) VP Finance, Chief Financial Officer & Director	Financial Director Avery Dennison SA (Pty) Ltd. and VP Finance and Chief Financial Officer and Director of Caledonia	2008	Nil

Notes:

(1) Member of Audit Committee, (2) Member of Compensation Committee, (3) Member of Corporate Governance Committee,

 (4) Member of Nominating Committee, (5) Member of Disclosure Committee.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

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

-

Director and Secretary of Global Net Entertainment Corp. until July 4, 2008.   Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

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

Carl Jonsson

-

Bonterra Oil & Gas Ltd.

-

Comaplex Minerals Corp.

-

Comet Industries Ltd.

-

Acrex Ventures Ltd.

-

Dolly Varden Resources Ltd.

-

Alder Resources Ltd.

-

Pine Cliff Energy Ltd.

-             Alita Resources Ltd.

-             Astorius Resources Ltd.

Steven Curtis - none Robert Babensee - Apollo Gold Company

APPOINTMENT OF AUDITORS

The shareholders will be asked to vote for the appointment of BDO Dunwoody Canada LLP as Auditors of the Company, to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed,  at remuneration to be fixed by the Board of Directors.  Approval of the ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by holders of Common Shares represented at the meeting.

REDUCTION OF OPTION EXERCISE PRICES

The shareholders will be asked to approve the reduction of the exercise price of all of the Company’s outstanding share purchase options to $0.07 per share.  The Company presently has share purchase options outstanding in favour of directors, officers and providers of service to the Company on 32,580,000 shares (being 6.51% of the issued shares of the Company) exercisable at prices between $0.10 per share and $0.26 per share - or at a weighted average exercise price of $0.1706 per share.   All of the options are fully vested and expire as of various dates between April 24, 2012 and March 11, 2014.  The terms of the options will not be amended except as to the reduction of the exercise prices to $0.07 per share.  The numbers of options and shares held by the Company’s insiders are:

Insiders	Options Held	Shares Held
Stefan Hayden	10,175,000	Nil
Rupert Pardoe	6,500,000	Nil
Steve Curtis	3,000,000	Nil
Christopher Harvey	2,400,000	204,300
Jim Johnstone	2,400,000	Nil
Robert Babensee	500,000	Nil
Carl Jonsson	2,450,000	59,469
Mark Learmonth	1,000,000	120,000
Trevor Pearton	550,000	Nil
TOTALS:	28,975,000	383,769

It is recognized by the Company’s Board that share purchase options are, in part, intended to be incentives to the Company’s management and other option holders to advance the affairs of the Company so that the outstanding shares of the Company trade at prices that are hopefully higher than the option exercise prices.  However, it is also part of the Company’s compensation policy to reward Management, Directors and service providers with options that have the potential to provide realizable compensation to them for their services.  It is considered by the Board that, to have option exercise prices which are too far “out of the money” makes the options seem potentially valueless - and therefore neither a realistically motivator of the persons holding the options nor to have the potential to provide them with realizable benefits.  It has therefore been concluded by the Board that it would be appropriate, and of benefit to the Company and its shareholders, to reduce the exercise prices of all of the outstanding options to $0.07 per share.

The proposed option exercise reduction has been submitted in principle to the Toronto Stock Exchange, and the Exchange has advised that it will require that the reduction be approved by the “disinterested” shareholders of the Company.  Therefore, in tabulating the votes with respect to this Resolution no votes will be counted which are cast by any director or officer of the Company or other optionee.

For the reasons discussed above shareholders are encouraged to vote in favour of this Resolution.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no proposed  nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting;  Provided that all of the Directors have direct personal interests in the proposed resolution to approve the reduction of the exercise prices of all of the Company’s outstanding share purchase options.

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

REDUCTION OF QUORUM REQUIREMENTS

The Articles (By-Laws) of the Company provided, until May 2009, that to satisfy quorum requirements there had to be shareholder representation at a meeting by at least 10% of the issued shares.  By a Special Resolution passed at the General Meeting of the Shareholders held May 20, 2009 this was reduced to 5%.  The quorum requirement is therefore now that there be two members present in person or through proxy and that there be shareholder representation in person or by proxies of shareholders holding at least 5% of the issued shares of the Company.  As the Company has 500,169,280 shares issued the requirement for the forthcoming meeting will be that there be shareholder representation of at least 25,008,464 shares.

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

REPORT ON EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with the requirements of Canadian National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2007, 2008 and 2009 in respect of the Company’s named executive officers:  A named executive officer (“NEO”) means each of the following individuals:

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

Summary Compensation Table

Name and principal position (a)	Year (b)	Salary ($) (c)	Share- based awards ($) (d)	Option- based awards ($) (e)	Non-equity incentive plan compensation ($) (f)		Pension value ($) (g)	All other compensa-tion ($) (h)	Total compensa- tion ($) (i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
Stefan Hayden(1) Chief Executive Officer	2009 2008 2007	450,540 444,750 435,600	- - -	- - -	- - -	- 66,780 - -	- - -	107,833 89,148 81,242	558,373 600,678 516,842
Steve Curtis(2) Chief Financial Officer	2009 2008 2007	246,240 216,950 190,626	- - -	- - -	- - -	7,779 122,000 -	- - -	- - -	254,019 338,950 190,626
Rupert Pardoe(3) Chairman of the Board	2009 2008 2007	- - -	- - -	- - -	- - -	- - -	- - -	150,000 275,865 295,375	150,000 275,865 295,375
Mark Learmonth VP Business Development and Investor Relations	2009	162,601	-	-	-	-	-	-	162,601
Trevor Pearton VP Exploration	2009	161,141	-	-	-	6,203	-	-	167,344

(1)

Mr. S. E. Hayden is employed indirectly by the Company through a management and administrative agreement with a private Company.  The amounts shown are the amounts paid to the private Company.

(2)

Mr. Curtis was appointed Chief Financial Officer on April 3, 2006 and a Director June 1, 2008

(3)

Of the amount shown as paid to Mr. Pardoe in 2007, only $34,723 was paid in 2007 and the balance of $260,652 was paid in 2008.

Outstanding share-based awards and option-based awards

This table shows, for each NEO, for all awards outstanding at the end of the most recently completed financial year – December 31, 2009.

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)	Option expiration date (d)	Value of unexercised in-the-money options ($) (e)(1)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)(1)
Stefan Hayden	4,000,000 6,000,000	$0.235 0.155	April 24, 2012 Feb. 11, 2013	nil nil	- -	- -
Steve Curtis	300,000 400,000 2,300,000	0.13 0.1125 0.155	May 11, 2016 May 31, 2012 Feb. 12, 2013	nil nil nil	- - -	- - -
Rupert Pardoe	2,500,000 4,000,000	0.155 0.11	Feb. 12, 2013 Feb. 1, 2015	nil nil	- -	- -
Mark Learmonth	1,000,000	0.155	Jul. 1, 2013	nil	-	-
Trevor Pearton	150,000 400,000	0.26 0.155	Apr. 29, 2014 Feb. 12, 2013	nil nil	- -	- -

(1) Values in column (e) are shown as “nil” as all of the options are exercisable at prices in excess of the prices at which the Company’s shares traded on December 31, 2009.

Incentive plan awards – value vested or earned during the year

During the fiscal year ended December 31, 2009 no awards were granted to any of the NEOs.

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

(b)

The compensation packages of the NEO’s contain various elements, as follows:

(i)

Mr. Hayden’s compensation contains a number of elements:

A.

His compensation is provided through an agreement with a management services contract with a private company (“management company”), which contain requirements for the payment of the equivalent of a basic salary, an annual increase in the basic rate of pay based on increases in the annual cost of living, and bonuses for reaching certain specified benchmarks.  The benchmarks are the achievement of various defined elements of success with respect to progress in the Company’s development of its mineral properties, securing financing for the Company and achieving the completion of certain agreements that would be of particular benefit to the Company.  For each benchmark achieved the management company is entitled to receive a bonus equal to 7.5% of the base remuneration paid for the year in which the benchmark is achieved.  The remuneration paid to the management company for 2008 included two benchmark bonuses of $33,390 each – total $66,780.   No benchmark bonuses were paid to the management company during 2009.  The agreement with the management company also provides for the payment to it of a monthly amount to compensate for the personal expenses incurred by Mr. Hayden in performing his services for the Company - in lieu of having to keep records and present invoices for the detailed expenses.  The monthly unvouchered expense allowance for 2009 was $7,720 (U.S.) and the amount is also increased annually by the annual increase in the cost of living;

B.

His remuneration also includes grants of share purchase options;

C.

Indirectly Mr. Hayden receives a further element of compensation in that the Company rents its Johannesburg office facilities from a private company, the shares of which are owned by members of Mr. Hayden’s family.

(ii)

The remuneration for Mr Curtis, Learmonth and Pearton consists of – a salary, discretionary bonus and share purchase options;

(iii)

Mr. Pardoe’s remuneration, being renegotiated annually, was agreed to be an “all-in” $150,000 for 2009.

(c)

While the NEO’s have all been granted share purchase options they have consistently, over the past three years, been “out of the money” and have not resulted in the NEO’s receiving any benefits from the options.   Messrs. Hayden and Curtis were also paid the same per annum directors’ fees (currently $20,000 per annum) that are paid to all of the Directors.

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

Director compensation table

This table shows all amounts of compensation paid or provided to the Directors – exclusive of the NEO’s whose compensation is detailed in the Summary Compensation Table on page 5 - for the company’s financial year ended December 31, 2009.

Name (a)	Fees earned ($) (b)	Share- based awards ($) (c)	Option- based awards ($) (d)(1)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total ($) (h)
James Johnstone	15,833	-	-	-	-	51,979	67,812
Christopher Harvey	18,750	-	-	-	-	62,619	81,369
Carl R. Jonsson	15,833	-	-	-	-	- (2)	15,833 (2)
Robert Babensee	18,750	-	-	-	-	15,173	33,923

(1)

Options were outstanding in favour of all of the Directors listed above but all of them were granted during the previous years.  Also, all of them had exercise prices above the $0.065 at which the Company’s shares traded on December 31, 2009.  The options were therefore all “out of the money” at that date and had no deemed value at that date.

 (2)

Carl R. Jonsson is a principal of the Vancouver law firm of Tupper, Jonsson & Yeadon which acts as the Company’s principal lawyers.  Mr. Jonsson’s services to the Company are rendered through Tupper Jonsson & Yeadon and he, accordingly, indirectly shares in fees paid to that firm for services rendered.

The Company does not have a long-term incentive plan, a pension plan or other form of defined benefit plan – other than its Stock Option Plan.

The Compensation Committee reviews the compensation paid to directors annually. Based on compensation paid to Directors at other companies comparable to Caledonia and on the additional risks and responsibilities assumed by the directors it recommends compensation paid to Caledonia’s directors.  From July 1, 2004 to June 30, 2009 the fees paid to Directors were $10,000 per year, an hourly amount for preparation and participating in telephone board meetings and a per diem fee for travel time to, and participating in, board meetings.  Since June 1, 2009 the fees have been changed to a flat $20,000 per year - plus reimbursement for out-of-pocket expenses incurred in relation to attendance at Board or Committee meetings. Additionally, members of the Audit Committee are paid a fee of $5,000 per annum.

Since June, 2003 the Company has maintained Directors and Officers liability insurance for directors and officers of the Company and its affiliates with coverage of $2,000,000 Canadian per occurrence and in the aggregate.

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

(b)

an agreement with Mr. Pardoe providing for his engagement as Chairman and for compensation for the services provided to Caledonia by him - the amount of the compensation to be negotiated and settled annually.

(c)

there are letters of appointment dated May 10, 2005 with Messrs. Harvey and Jonsson.  Caledonia has also entered into Indemnification Agreements with the Directors and Senior Officers.

(d)

a service agreement between Caledonia and Mr. Curtis dated April 1, 2008.

Composition of the Compensation Committee

The Company has a Compensation Committee (“Committee”) comprised of three directors.  All issues as to compensation of  the Officers are considered by the Committee, the members of which, during the fiscal year ended December 31, 2009, were G.R. Pardoe (Chairman), C. R. Jonsson  and  R. Babensee.  Mr. Pardoe abstained from voting on compensation matters pertaining to himself –  Mr. G.R. Pardoe was appointed  as a  member of the committee in March 2005 and, since that date, has provided the company with consulting services for which he has been compensated.   He has therefore been a service provider within the past three years  but is nevertheless considered independent.   Mr. Jonsson continues to provide the company with legal services and as a Director, Corporate Secretary and Committee member.   He has therefore been a service provider within the past three years and is not considered an independent director.

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the common shares of the Company with the TSX Composite Index for the last five years on the basis of cumulative total return.

Caledonia Shares vs TSX Composite at December 31, 2009 (assuming $100 of Caledonia shares were purchased on January 1, 2005:

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

CORPORATE GOVERNANCE PRACTICE

The Company is subject to Canadian National Instrument 58-101 (“NI 58-101”) Disclosure of Corporate Governance Practices. This Instrument requires a company to include in its management information circular the disclosure required by Form 58-101F1.  The Company's Statement of Corporate Governance Practices, which has been prepared by the Corporate Governance Committee follows:

Mandate of the Board

The Board of Directors of the Company is responsible for the overall stewardship of the Company, and has full power and authority to manage and control the affairs and business of the Company.  The mandate of the Board of Directors is detailed in the “Charter of the Board of Directors” which can be viewed on the Company’s website at www.caledoniamining.com.

Amongst other things, the Board is responsible for:

1.

supervising the officers of the Company in their management of the business and affairs of the Company;

2.

adoption of and managing the Company's strategic planning process;

3.

identifying and managing principal risks to the Company's business;

4.

succession planning including the appointment, training, monitoring and appraisal of senior officers of the Company;

5.

overseeing the administration of a policy for communications by the Company with shareholders, the investment community, the media, governments and the general public;

6.

examination, through its Audit Committee, of the effectiveness of the company’s internal control processes and management information systems.  The Board consults with the VP Finance and management of the Company to ensure the integrity of these systems;

7.

developing position descriptions and terms of reference for the Board, the President and Chief Executive Officer and the committees of the Board; and

8.

ensuring that Directors may hire outside advisors, at the expense of the company, in appropriate circumstances.

The Board holds regular meetings and additional meetings to address special items of business.  The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. On average the Board has met between five and six times per year during the past five years, including a board meeting at the time of the AGM in Toronto when all the directors are normally present in person.

As part of the Board's responsibility for the strategic planning process of the Company, the Board considers and, where appropriate, adopts the goals of the business that are proposed by Management and the strategies and policies within which the Company is managed.  Management is required to seek the approval of the Board for material deviations, financial or otherwise, from the approved business goals, strategies and policies of the Company.

Board Composition

The Board believes that the extensive knowledge of both the independent and the non-independent Directors of the Company's business is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.  The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Messrs. Hayden, Pardoe and Curtis is most valuable to the other directors and to the Company as a whole.

Caledonia’s Board members consider that the Board’s current composition is efficient and appropriate considering the extent of the Company’s activities and the location of the properties on which most of its activities are conducted.  The Board has concluded that four of the seven directors, Messrs. Pardoe, Harvey, Johnstone and Babensee, are independent directors within the meaning of the NI 58-101 definitions.

The Company does not have a significant shareholder, defined  by the TSX as a shareholder with the ability to exercise a majority of votes for the election of directors.

Board Committees

The Board of Directors has five standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee and the Disclosure Committee.

Audit Committee

The Audit Committee, comprised of Messrs. Pardoe, Harvey and Babensee – and is chaired by Mr. Pardoe.  The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties.  The Audit Committee is responsible for reviewing and making recommendations to the Board on:

1.

financial statements and the related reports of management and external auditors;

2.

accounting and financial reporting procedures and methods;

3.

internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.

The Board has adopted a “Charter of the Audit Committee” which is attached as Appendix “A”..

Corporate Governance Committee

Attached as Appendix “B” is Form 58-101F1 - which is to provide certain Corporate Governance disclosure.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.caledoniamining.com   Financial information is provided in the Company’s comparative financial statements prepared and audited to December 31, 2009 and in its annual MD&A dated March 15, 2010.

Copies of any of the documents which are described in the Information Circular as being available to be viewed on the Company’s website.  They also can be obtained by contacting the Company at:

Suite 1201, 67 Yonge Street,

Toronto, Ontario, Canada M5E 1J8

Phone:

1-416-369-9835

email: Jonsson@securitieslaw.bc.ca

BY ORDER OF THE BOARD OF DIRECTORS

DATED:  April 15, 2010

APPENDIX “A”

CALEDONIA MINING CORPORATION

Charter of the Audit Committee of the Board of Directors

(As adopted November 9, 2006)

I.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Caledonia Mining Corporation (“Caledonia”) is to assist the Board in its oversight of the:

-

integrity, adequacy and timeliness of Caledonia’ s financial reporting and disclosure practices;

-

processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;

-

compliance with legal and regulatory requirements related to financial reporting; and

-

independence and performance of Caledonia’s independent external auditors (“Auditors”).

The Committee shall be constituted and perform its activities in compliance with all applicable governmental and securities laws, regulations and rules (“Rules”).

The Committee’s role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia’s financial statements in accordance with generally accepted accounting principles.

II.

Authority

1.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the Auditors as well as any officer of Caledonia, or Caledonia’s outside counsel, to attend a meeting of the Committee or to meet with any Members of the Committee (“Members”), or consultants to the Committee.

2.

The Committee shall have unrestricted access to Caledonia’s books and records.

3.

The Committee has authority to:

(a)

engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)

set and pay the compensation for any advisors engaged by the Audit Committee;  and

(c)

communicate directly with the internal and external auditors.

III.

Composition and Meetings

1.

The Committee and its Members shall meet all applicable legal, regulatory and listing requirements;

2.

Members and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be appointed annually at the first Board meeting following the annual general meeting; and in the absence of such appointment, and pending such appointment, the Committee shall continue to be comprised of its existing members;

3.

The Committee shall be comprised of three or more directors, one of whom shall serve as the Chairperson;

4.

Each member of the Committee shall satisfy the applicable laws and regulations, and the rules of any stock exchange or market upon which the shares of Caledonia are listed or proposed to be listed for trading (hereinafter generally called the “Stock Exchange”), and each member shall be independent as defined by the Rules and free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from Management or the Auditors;

5.

All Members shall be, or promptly after appointment shall become, financially literate as defined by the Rules.

6.

The Committee shall meet, at the discretion of the Chairperson or a majority of the Members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the Members shall constitute a quorum;

7.

If and whenever a vacancy shall exist, the remaining Members may exercise all of its powers and responsibilities so long as a quorum remains in office;

8.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the Members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose; in the case of a tie the Chairperson shall have a second or tie-breaking vote;

9.

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities;

10.

The Committee may invite such other persons to its meetings as it deems appropriate; and

11.

The Auditors will have direct access to the Committee on their own initiative.

12.

The Chairperson of the Committee (“Chairperson”), or other Member so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

13.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

IV.

Responsibilities

A.

With Respect to financial disclosure documents:

1.

The Committee shall review Caledonia’s interim unaudited and annual audited financial statements and report thereon to the Board prior to their being filed with the appropriate regulatory authorities or published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so;

2.

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed with the appropriate regulatory authorities or published or distributed;

3.

The Committee shall review Management’s earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities or published or distributed;

4.

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses;

5.

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response;

6.

The Committee shall meet no less frequently than annually separately with the Auditors and Caledonia’s Chief Financial Officer to review Caledonia’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate;

7.

The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Caledonia, including the resolution of disagreements between management and the Auditors regarding financial reporting;

8.

The Committee must pre-approve all non-audit services to be provided to Caledonia or its subsidiary entities by the Auditors;

9.

The Committee must be satisfied that adequate procedures are in place for the review of Caledonia’s public disclosure of financial information extracted or derived from Caledonia’s financial statements, other than the public disclosure referred to in sub-clauses 1, 2 and 3 of Clause IV.A above, and must periodically assess the adequacy of those procedures;

10.

The Committee must establish procedures for:

(a)

the receipt, retention and treatment of complaints received by Caledonia regarding accounting, internal accounting controls, or auditing matters;  and

(b)

the confidential, anonymous submission by employees of Caledonia of concerns regarding questionable accounting or auditing matters.

11.

The Committee must review and approve Caledonia’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

B.

With Respect to the Auditors

1.

The Auditors are ultimately accountable to the shareholders of Caledonia. The Board has the authority to nominate the Auditors to be proposed for shareholder approval in any proxy statement. The Board will set the compensation for the Auditors - but only after the Committee has given its recommendations as to their compensation;

2.

The Committee shall review the performance of the Auditors;

3.

The Auditors must report directly to the Committee;

4.

The Committee shall annually recommend to the Board the appointment or reappointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant;

5.

The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Caledonia. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence;

6.

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

C.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:

1.

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities;

2.

Making enquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimize such risks.

DATED:

November 9, 2006

60

APPENDIX “B”

FORM 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

1. Board of Directors (a) Disclose the identity of directors who are independent

The Company has determined that 4 of its 7 directors are “independent”, within the meaning of NI 58-101.  The following directors are “independent”:

-

Mr. Rupert Pardoe, Chairman of the Board

-

James Johnstone

-

Christopher Harvey

-

Robert Babensee

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Stefan Hayden, Steven Curtis and Carl R. Jonsson are not “independent” within the meaning of NI 58-101.  Messrs. Hayden and Curtis are full-time paid officers and executives of the Company - and Mr. Jonsson, in his capacity as the Company’s lawyer, receives compensation for his services rendered.

(c) Disclose whether or not a majority of directors are independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	As per (a) and (b) above, 57% of the directors of the Company are “independent”, within the meaning of NI 58-101.

  (d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following two directors only are directors of other reporting issuers, being:

Carl Jonsson:

-

Bonterra Oil & Gas Ltd. (Energy Ltd.?)

-

Comaplex Minerals Corp.

-

Comet Industries Ltd.

-

Acrex Ventures Ltd.

-

Dolly Varden Resources Inc.

-

Alder Resoursces Ltd.

-

Pine Cliff Energy Ltd.

-

Alita Resources Ltd.

-

Astorius Resources Ltd.

Robert Babensee:

-

Apollo Gold Corporation

  (e)

Disclose whether or not the independent directors hold regularly schedules meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors

The Company holds one regularly scheduled Board Meeting annually - held in conjunction with the AGM - and at least three regularly scheduled telephone conference Board Meetings each year.  The agendas of these meetings often include the holding of a meeting “in camera” which excludes participation by Messrs. Hayden and Curtis as the Directors representing management of the Company - but not Carl Jonsson although he is technically considered non-independent.  Open and candid discussion is encouraged at all meetings.  Meetings only include meetings of the independent directors if such a meeting is requested by an independent director. In 2009 there was a total of 6 meetings of the board of directors including the scheduled meetings mentioned above - and one meeting of the independent directors.

  (f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors

Mr. Rupert Pardoe is the Chairman of the Board and is “independent” within the meaning of NI 58-101.  Mr. Pardoe has held this position since 2005.  The Chairman of the Board has the responsibility of overseeing the efficient operation of the Board and its committees.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The Company held 6 Board meetings in 2009. All of the Directors attended all of the meetings except that Rupert Pardoe did not attend one meeting.
2. Board Mandate Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Company has a written Charter of the Board of Directors. It can be viewed on the Company’s website at www.caledoniamining.com

3.  Position Descriptions

   (a)     Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair or each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position

The Board has established position descriptions for the Chairman of the Board as well as for the Chairs of each committee.

The primary responsibility of the Chairs is to ensure that the Board and its committees are operating effectively and meet the objectives set in their respective charters.

Committee chairs report periodically to the Board - usually in Board meetings.  Chairs are expected to report in writing to the Board any matters they consider to be of importance.  The composition of the Committees can be found on the Company’s website at www.caledoniamining.com in the Corporate Governance section.

  (b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has not established written position descriptions for the President and Chief Executive Officer of the Company.  Nevertheless they are expected to fulfill the responsibilities that normally go with those positions - which includes the following key responsibilities; set the strategic direction of the Company in conjunction with the Board and then execute the strategy;  provide leadership;  procure the necessary financing to enable the Company to continue its planned work programs and report on a regular basis to the Board and the Company’s shareholders.

4.  Orientation and Continuing Education

   (a)

Briefly describe what measures the Board takes to orient new directors regarding

(i) the role of the Board, its committees and its directors, and

(ii) the nature and operation of issuer’s business

The normal orientation for a new director includes meeting with the other directors and the senior management of the Company.  The goal is to provide a new director with a history of the Company and provide him/her with a briefing of the key strategies and issues that the Company is currently facing.  In addition, particularly if the director is new to the role of director, the orientation also includes a briefing of his/her responsibilities, regarding the legal responsibilities of being a director and an insider of the Company.  The orientation includes a discussion on how the Board and its committees function including the anticipated time commitments.  He/she is provided with the relevant documentation including the Company’s corporate governance documents.

A new director is invited to meet the key members of management and to study the Company’s material documents and recently published materials..

  b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The Company does not provide continuing education for its directors except if and when a director makes a request.  Other directors periodically discuss the performance of the directors on an informal basis.

5.  Ethical Business Conduct

   (a)

Disclose whether or not the Board has adopted a written code for the directors, officers and employees.  If the Board has adopted a written code:

(i)  disclose how a person or company may obtain a copy of the code;

(ii)  describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code;  and

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

   (b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

   (c)

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board expects directors and Company employees to behave ethically at all times and has adopted a written Code of Ethics policy, which includes a “whistleblower” section.

A copy of the Company’s Code of Business Conduct and Ethics, dated April 8, 2004, can be found on the Company’s website at www.caledoniamining.com in the Corporate Governance Section

The Board does not formally monitor compliance with the Code.  Directors maintain an informal awareness of the Code and would normally be alert to any violation of the Code.  The Board does not have any formal established procedures to alert it to any violations to the Code.

There were no reported incidents relating to the Company’s Code of Ethics/whistleblower policy in 2009 - nor at any time before or after 2009.

Directors are required to disclose any actual or potential conflict of interest situation.  As such, the director must excuse himself from any such discussions and refrain from voting on any such issues.  The Chair may also request that a director excuse himself or abstain from voting on an issue if he feels that there may be a conflict.

None specifically - except the general prevailing awareness by the Directors that they are expected to cause the Company to maintain ethical business conduct.

6.  Nomination of directors

   (a)

Describe the process by which the Board identifies new candidates for Board nomination.

   (b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors.  If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

   (c)

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Company’s Nominating Committee consists of the Company’s Chairman, Rupert Pardoe (an independent Director) and the President and CEO, Stefan Hayden (a non-independent Director).  The Nominating Committee undertakes no activities except if and when the Board determines that a new Director should or must be appointed.  However, all Directors recognize the value of having persons on the Board who can contribute - and all Directors therefore have an open mandate to stay alert to identifying persons who would be potentially valuable additions to the Board and to make recommendations in that regard to the Nominating Committee.

See above

See above

7.  Compensation

   (a)

Describe the process by which the Board determines the compensation for the issuer’s directors and officers

   (b)

Disclose whether or not the Board has a compensation committee composed entirely of independent Directors.  If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Company has prepared the Compensation report “Corporation Discussion and Analysis” included in this Information Circular incorporating the new executive compensation disclosure requirements contained in the amendments to National Instrument 51-102 continuous disclosure obligations.

The Compensation Committee is comprised of Rupert Pardoe and Robert Babensee (who are “independent” Directors, and Carl Jonsson who is considered to be “non-independent”.  In considering the annual compensation payable to Mr. Pardoe he excuses himself from the deliberations of the Committee.  With respect to all other compensation generally it is considered by the full Board which has a majority of “independent” Directors.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The principal responsibilities of the Compensation Committee are to review the compensation for the directors, the President and Chief Executive Officer, the Chairman, and the executive officers of the Company;  to monitor succession planning and to prepare the executive compensation report for disclosure to shareholders.

   (d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity  of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Neither the Company nor the Compensation Committee have at any time retained the services of a compensation consultant or advisor
8. Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

(i)  The primary role of the Corporate Governance Committee is to develop and implement corporate governance principles and policies established by the Board and to ensure that these principles are regularly reviewed, updated and adhered to.

(ii)  The function of the Disclosure Committee is to maintain a current awareness of the disclosure requirements applicable to publicly traded companies and as required by the rules of the Toronto Stock Exchange and securities regulatory authorities having jurisdiction.  Then the Committee and its members are expected to ensure that the disclosures by the Company are in compliance with those requirements.

9.  Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

Neither the Board, the Committees or individual Directors are regularly assessed with respect to their effectiveness and contribution.  In the annual Board Meetings held in conjunction with the Annual General Meeting there was always discussion of the performance of the Board and the Committees and, to date, there has always been the unanimous consensus that the Board, its Committees and its individual Directors are performing effectively.

 Appendix “A”

EXHIBIT #14c

CALEDONIA MINING CORPORATION

MINERAL PROPERTIES

The following is a summary of Caledonia’s mineral properties and the capitalized costs as at the 31st December 2009 – in Canadian dollars:

Africa:

South Africa

     4,443,000

Zambia

     4,956,000

Zimbabwe

     4,359,000

$ 13,758,000

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