Form 20-F/A
period 2009-12-31
CALEDONIA MINING CORP
filed 2010-10-01
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

September 27, 2010

FORM 20-F

ANNUAL REPORT

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

Yes

No

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated

This Form 20-F Amendment No. 1, together with exhibits filed herewith, are being filed to clarify and expand on certain information contained in the original Form 20-F filed on June 21, 2010 relating to the Company’s mineral properties and the presentation of geological information with respect to such mineral properties.  This Amendment No. 1 amends and restates the original Form 20-F.  Unless otherwise specifically noted herein, it does not bring the information up to date.

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

  Increase in mineral royalty from 0.6% to 3

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

Further information with respect to the Blanket property is given in Exhibits 14c, 14e and 14g.

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

Konkola East

The Konkola East prospect covers the westward continuation of the Ore Shale from where it crosses the boundary with the Teal/CVRD joint venture property.  The prospect has a strike of 3 km while the Ore Shale is known to extend for about 5 km along strike to the license boundary.  Eight boreholes were drilled into this area in 1970 by Zamanglo and an historical non NI 43-101 resource of 5.4 million tonnes, gradings of 0.74% Cu was estimated (Co was not assayed). This information is provided for the benefit of all shareholders as some of this information may already be in the public domain but we cannot comment on its reliability  Exploration drilling by Teal on the adjoining property to the east of the Konkola property has proved particularly successful and has established that the Ore Shale dips down to a depth of about 800 m below surface and then extends to their southern boundary in an undulating manner – a distance of approximately 5 km.  The resource potential of this 25 square kilometer target area is significant and has the potential to be a large Cu and Co resource.

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

Further information with respect to the Nama properties is given in Exhibits 14c, 14d and 14g.

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

Further information with respect to the Rooipoort property is given in Exhibits 14c, 14fr and 14g.

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
SWAZILAND
Potchefstroom
Klerksdorp

24

25

Caledonia Licences
Existing Copper Mines
Nama Licence Group
Chingola
Kitwe
Ndola
Luanshya
Kashiji
Kadola Licence Group
Lukulu
Kabwe
Zambezi R.
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

Mark Learmonth -Vice President, Corporate Development and Investor Relations

Mr Learmonth joined Caledonia in July 2008. Prior to this, he was a Division Director of Investment Banking at Macquarie First South in South Africa, and has over 17 years experience in corporate finance and investment banking, predominantly in the resources sector. Mr Learmonth graduated from Oxford University and is a chartered accountant.investment banking, predominantly in the resources sector. Mr Learmonth graduated from Oxford University and is a chartered accountant.

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

14.a

Caledonia Mining Corporation, 2009 Consolidated Annual Audited Financial Statements.

14.b

Proxy and Information Circular

14.c

Mineral Properties.

14.d

Summary of Report on Nama Property

14.e

Summary of Report on Blanket Mine Property

14.f

Summary of Report on Rooipoort property

14.g

Property and Claims Information with respect to the Blanket, Nama and Rooipoort properties

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amended Annual Report on its behalf.

DATED at Johannesburg, South Africa, on the 27th day of September, 2010.

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

September 27, 2010

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

Date:  September 27, 2010

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

September 27, 2010

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

September 27, 2010

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

Specifically, ASC Topic 855 provides:

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

EXHIBIT #14b

CALEDONIA MINING CORPORATION

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

Caledonia Mining Corporation

May 1, 2008

Qualified Persons who prepared the Report

-

David E.C.S. Grant

3 Summary

Caledonia Nama Limited (Caledonia (Nama)), a subsidiary of Caledonia Mining Corporation is the sole owner of a Retention Licence over 80650ha of ground in the Solwezi District of the Northwestern Province of Zambia in sub-Saharan Africa. The licence has been granted for a period of three years from February 2007 after which it must be converted to mining titles. It lies on the northwestern flank of the Zambian Copperbelt and has potential for high tonnage, low-grade cobalt-copper-nickel mineralisation referred to as the Nama Project. The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group. The mineralisation occurs in a deep weathered profile and is probably caused by the oxidation of primary disseminated cobalt-copper-nickel sulphides combined with supergene redistribution and precipitation, especially in the near surface environment. This has produced both flat lying and inclined resource bodies of mineralisation. Caledonia started operations in the area in 1994 and in the ensuing years acquired five Prospecting Licences and undertook an exploration program commencing with soil sampling supported by airborne geophysical surveys and concluded with a drilling campaign. The drilling amounted to 323 reverse circulation holes totalling 38,119 metres followed by five diamond drill holes totalling 1445m. This drilling is in addition to 25 diamond drill holes drilled by Roan Selection Trust, Zamanglo and JCI in the Nama area and on the flank of the Konkola dome and 23 auger holes drilled by Roan Selection Trust. In 2007, Caledonia embarked on a drilling program in the Nama Retention Licence area and some of this drilling was undertaken over the D Anomaly. This report presents an estimation of indicated and inferred resources based on the results of 38 boreholes drilled into the D anomaly in the northeast to east-central parts of the Retention Licence. This resource of the shallow dipping hematite-magnetite body. is summarised in the table below.

Follow-up drilling is required over the D Anomaly to upgrade the known resources and delineate their extensions. Further work is required on the correlation of the stratigraphy in the Nama area to establish the extent that the mixtite units correlated with the lower Kundelungu Group owe their presence in the A Anomaly area to structural disturbance.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured resources” and  “indicated resources”. We advise U.S. investors that these terms are not recognised by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

	Volume	Density	Tonnage	Co		Cu		Ni
	m3	Kg/m3	tonnes	%	Tons	%	Tons	%	Tons
Indicated
Resource
D1 (iron oxide)	2,627,688	3.5	9,196,906	0.165	15,170	0.067	6,160	0.050	4,600

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the term “inferred resources”. We advise U.S. investors that this term is not recognised by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

Inferred
Resource
D1 (iron oxide)	4,092,188	3.5	14,322,656	0.138	19,770	0.054	7,730	0.051	7,300
D2 (peripheral)	2,747,875	3.5	9,617,563	0.041	3,940	0.019	1,830	0.017	1,630
Surface
D3 (elluvial)	2,692,375	2.7	7,269,413	0.055	4,000	0.028	2,040	0.013	950
D4 (elluvial)	6,761,563	2.7	18,256,219	0.035	6,390	0.017	3,100	0.013	2,370
D5 (elluvial)	1,943,125	2.7	5,246,438	0.038	1,990	0.031	1,630	0.022	1,150
Inferred Subtotal	18,237,126		54,712,289	0.066	36,090	0.030	16,330	0.024	13,400

The iron oxide (D1 type) resource is tabled separately from the other resource types on account of its more compentent nature and mineralogy. The heamatite and magnetite comprising this body are enriched in cobalt and would require a different metallurgical process from that of the other D resource bodies.

The complete Report may be viewed on the Company’s website.

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

Exploration by Caledonia and its predecessors has identified 18 targets of which seven have been drilled to a greater or lesser extent. Most of the drilling activity has focussed on the A or Discovery Anomaly in the central-eastern parts of the Retention Licence area. This work has enabled declaration of an Indicated Resource as per the table below, to a depth of more than 210m below surface. The oxide mineralisation potentially extends below this depth. Other anomalies did not receive as much exploration attention but the data from one target should be re-examined for a resource declaration. Three anomalies require further investigation and the remaining 11 untested targets should be explored.

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

Block	Tons	Grade (% metal)
		Cobalt	Copper	Nickel
1	9,139,000	0.0446	0.1028	0.0133
2	11,366,000	0.0613	0.0288	0.0067
3	4,305,000	0.0490	0.0730	0.0309
4	18,846,000	0.0572	0.1463	0.0086
Totals	43,656,000	0.055	0.099	0.011

The complete Report may be viewed on the Company’s website.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

Summary of Independent Competent Persons Report

Of the

Nama Retention Licence

In

Northern Zambia

And held by

Caledonian Mining Limited

Effective Date: 1st May 2007

By

David Grant

Pr Sci. Nat., CGeol.

And

Michael Haslett

BSc, MRM

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

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured resources” and  “indicated resources”. We advise U.S. investors that these terms are not recognised by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

Table 1 Indicated Resources in the Discovery or A Anomaly

Block	Tons	Grade (% metal)
		Cobalt	Copper	Nickel
1	9,139,000	0.0446	0.1028	0.0133
2	11,366,000	0.0613	0.0288	0.0067
3	4,305,000	0.0490	0.0730	0.0309
4	18,846,000	0.0572	0.1463	0.0086
Totals	43,656,000	0.055	0.099	0.011

The above information used to define the four resource blocks at the Discovery or A anomaly can be considered adequate to allow a confident interpretation of the geological framework and to reasonably assume the continuity of the mineralisation. They have thus been classified as an Indicated Resource the quantities of which have been set out Table 1 above.  Tonnages and grades estimated within each of the resource blocks were determined at a cut-off of 0.02% Co.

Table 2 Estimated Indicated Resources in Anomaly C

Resource blocks in Anomaly C	At 0.02% Co cut-off
	Tonnes	%Co	%Cu	%Ni
Block C3	41,637,000	0.0505	0.0173	0.0195
Block C2 North	526,000	0.0245	0.0134	0.0126
Block C2 South	32,511,000	0.0350	0.0053	0.0180
Block C1	3,544,000	0.0261	0.0029	0.0131
Totals	78,218,000	0.043	0.012	0.019

Table 3 Combined Indicated Resources for Anomalies A and C

Anomaly	At 0.02% Co cut-off
	Tonnes	%Co	%Cu	%Ni
A	43,656,000	0.055	0.099	0.011
C	78,218,000	0.043	0.012	0.019
Total

The complete Report may be viewed on the Company’s website.

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

Summary of Reserves and Resources at Blanket Mine at June 30, 2006

MINERAL RESERVES (based on a Gold price of US$500/oz)
Classification	Tonnes	Grade Au g/t	Gold Content (oz)
Proven Ore
Total Proven Ore including Pillars	1,310,400	3.82	160,820
Probable Ore
Operating and Development Areas	2,326,000	4.10	306,700
Total Proven + Probable Ore	3,636,400	4,00	467,500
MINERAL RESOURCES (based on a Gold price of US $500/oz)
Classification	Tonnes	Grade Au g/t	Gold Content (oz)

Indicated	380,000	4.12	51,000
Inferred	2,400,000	5.91	**
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

The complete Report may be viewed on the Company’s website.

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

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

EXHIBIT #14f

Mokopane, Limpopo Province,
South Africa

Summary of Qualified Persons Report

Rooipoort PGE

Prepared by RSG Global on behalf of:

Caledonia Mining Corporation

Summary

Eersteling Gold Mining Company Ltd. (“EGMC”)  is a 100% owned subsidiary of Caledonia Mining Corporation and holds 100% of the Rooipoort Pt/Pd/Au/Ni/Cu project which is situated in the Limpopo Province, South Africa, some 250km north of Johannesburg and 5km south of the town of Mokopane (formerly Potgietersrus).  The Rooipoort Project incorporates two adjacent farms viz. Rooipoort 46KS (the whole farm) and Grasvally 293KR (Portions 9, 11, 13, 14 and 16) comprising a contiguous area of 3687.1948 hectares.  EGMC is the holder of the Prospecting Permit and Prospecting Right, issued by the South African Department of Minerals and Energy, to the Rooipoort Project area.

Acquisition of the properties comprising the Rooipoort Project area and the subsequent exploration programme were initiated as the area is underlain by approximately 7km of strike length of the Northern Lobe overlying the floor rocks.  The project area has limited exposure and had been poorly explored in the past, with published extrapolations of the Platreef southwards from Mokopane indicating possible Platreef sub-outcrop along the 7km strike close to the floor rocks.

The Rooipoort Project lies in the southern part of the Northern Lobe of the Bushveld Complex, the largest layered intrusion in the world and the world’s most important resource of platinum group metals.  Thirty kilometres along strike to the north of the Rooipoort Project is the Potgietersrus Platinum’s Ltd. opencast Pt/Pd/Au/Ni/Cu mine of Anglo Platinum Corporation Ltd. located on the Platreef.  The Platreef forms the lowermost unit of the Northern Lobe of the Bushveld Complex in that area which lies on a floor of Transvaal Supergroup rocks and Basement granites.  The Platreef is unique to the Northern Lobe. The type area of the Platreef extends in outcrop from Mokopane for some 35km to the north. It consists of an assemblage of feldspathic pyroxenites and pyroxenites hosting platinum group metals (PGMs), nickel and copper bearing sulphide mineralization.

Exploration by EGMC was undertaken in a phased manner commencing in mid-2003 with the acquisition of airborne geophysical (aeromagnetic) data followed by a soil geochemical survey and two phases of core drilling, culminating in September 2005 with 3D modelling and resource estimation (RSG Global).  The interpretation of the aeromagnetics coupled with soil geochemical data and geological extrapolation provided the basis for positioning of drillholes for the first phase of the core drilling programme.  The interpretation of this drilling programme of 23 drillholes totalling 7,470m of core and 4,886 assays is that the Platreef is not present however several mineralized zones within a 600m to 800m stratigraphic sequence were identified.

The second phase of core drilling added 31 drillholes totalling 10,979.17m of core and 7,782 assays and allowed for definition of seven previously unidentified PGM and base metal (Ni & Cu) bearing sulphide mineralized zones, as well as the recognition of a stratigraphic sequence of this area.  A local stratigraphic terminology has been developed which does not correlate directly with the established stratigraphic terminology applied to the Bushveld Complex.  Potential correlation with the standard stratigraphy is presented in the context of previous work on the area of Grasvally and adjacent properties to the south of the project area.  The mineralized zones were essentially numbered upwards from the base of the enclosing unit with broader cut mineralization given the suffix ‘S’.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

On the project area, a broad, shallow, north plunging synclinal structure is developed, separated by a northerly trending fault zone (the Grasvally Fault) from a westerly dipping unit.  Only mineralized material to the east of the Grasvally fault is considered in this interpretation, although it is clear that additional mineralized material exists to the west of this fault.  This represents upside potential to the resource calculated in this exercise.

The deposit is disrupted by several smaller-scale faults and intruded in the north by an easterly trending bifurcating dyke. The EGMC geological interpretations separate the resource into 3 main zones, the C & G block to the south of the dyke, the B block between the bifurcated limbs of the dyke and the A block to the north of the dyke.  Only mineralization in the Lower Units have been modelled in the A block.  RSG Global has treated all 3 blocks together, as they would have originally been continuous.

A mineral resource estimation was carried out by RSG Global on two of the seven defined mineralized zones viz. the M2 and L3, primarily due to the level of confidence in the lateral geological continuity of the selected zones.  RSG Global considers the mineral resource to be an Inferred Mineral Resource, primarily because of the sparse drill information.  Data quality and geological understanding are considered appropriate for this level of classification.

Metal contents and block tonnages were accumulated and formed the basis for reporting the resource as tabulated below.  Resource tabulations are based on a 0.5g/t Pt+Pd+Au (“2PGE+Au”) cut-off above 900m elevation, which correlates approximately to 200m depth, considered appropriate for an open pit.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the term “inferred resources”. We advise U.S. investors that this term is not recognised by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Table 1_1 Inferred Resource At 0.5g/t 2PGE+AuPGE+Au cut-off and 900m base (200m). Inferred Resource Apparent inconsistencies between grades, tonnage and contained metal may arrise from rounding

	Ave Thick (m)	Tonnes	Pt (oz)	Pd (oz)	Au (oz)	Ni (tonnes)	Cu (tonnes)	2PGE+ AuPGE+Au (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Ni (%)	Cu (%)
M2	1.8	12,791,000	172,900	340,300	39,200	25,300	14,900	1.34	0.42	0.83	0.10	0.20	0.12
L3	1.3	5,337,000	101,300	88,300	8,400	8,000	5,200	1.15	0.59	0.51	0.05	0.15	0.10

The complete Report may be viewed on the Company’s website.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

EXHIBIT #14g

Property and Claims Information

THE DATA PROVIDED BELOW FOR THE THREE PROPERTY AREAS IS CONSIDERED THE MATERIAL INFORMATION RELATING TO THE PROPERTIES AND CLAIMS. THE FULL TEXT OF THIS DATA AND INFORMATION IS AVAILABLE IN THE VARIOUS TECHNICAL REPORTS THAT ARE AVAILABLE ON THE COMPANY WEBSITE www.caledoniamining.com

BLANKET GOLD MINE

a)

Nature of Ownership Interests

Blanket mine’s claims area is based on 2701 pegged claims.  An application made to the Ministry of Mines to convert the claims area into a mining lease was approved and its issue is awaited.

Blanket’s exploration properties are all pegged claims (see Table 14 g(i)) and held 100% by Blanket although some of the claims are subject to royalties.

b)

Salient Terms of Agreements, Royalties

•

1.5 – 2.0% NSR.Blanket owns the  claims totally.

Based on current mining law in Zimbabwe, Blanket’s Mining Lease is valid in perpetuity

Prospecting claims are renewable on an annual basis (Table 14 g(i)) by payment of a claim fee based on the area of the claim. The claims may also be maintained by carrying out exploration activities on the claims.  Royalties are payable on some of the claims (see Table 14 g(i)).

c)

Mineral Rights – Process of Acquisition

Mineral rights in Zimbabwe may be acquired by pegging claims or by purchasing claims. In the case of the purchase of an operating mine the mining lease/ claim is transferrable together with the related conditions.  Proposed changes to the Mining Law will require that indigenous persons hold a significant interest in mining companies.  Claims are held indefinitely so long as they are serviced in terms of work done or fees paid.

d)

The Claim/Right type and Conditions

Zimbabwe recognises both precious metal (gold) and base metal claims regardless of the nature of the deposit.  In the event of a gold mine being located on base metal claims, the claims can be converted to precious metal claims. The claims are awarded and monitored by the State.  A mining lease is awarded over existing claims on application by the mining company.

e)

Property details

See Table 14 g(i)

f)

Conditions of retention, Payments etc

See Table 14 g(i).  Claim fee payments are made by Blanket Gold Mine (responsible person – V. Naik).

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

g)

Property area – see Table 14 g(i)

Table 14 g (1)

CLAIM BLOCK / PROPERTY NAME	NUMBER OF CLAIM BLOCKS	CLAIM TYPE	CLAIM/BLOCK NUMBERS	EXPIRY DATE/S	FEES (Annual)	ROYALTIES	AREA (ha)
Gwanda Claims							
Blanket Mine							
Valentine	26	Gold	GA2767-92	21-Mar-11		-	240.6
Oqueil	36	Gold	35928-63	29-Jan-11		-	270.0
Harvard	1	Base	5576BM	02-Feb-11		-	25.0
Blanket	11	Gold	GA512, GA547,GA247-8, GA349, GA5030, 1817, 31202, 3958, 6874BM, 9627BM	06-Apr-11		-	114.0
Feudal	6	Gold	31190, 19918, 21065, GA446, 10051BM, 10358BM	10-May-11		-	77.0
Lima	85	Gold	36066-117, 35753-68, 34052-67, 10925BM	02-Apr-11	Not applicable since these claims fall within Blanket's Mining Lease	-	828.5
Sheet	21	Gold	35628-39, 34744, 34747-51, 34856, GA341, 9629BM	03-Apr-11		-	179.6
Sabiwa	12	Gold &Base	GA281, GA513, 1978, 25610, 9628BM, 10922-23BM, 10894-96BM, 10049-50BM	11-Apr-11		-	594.0
Mbudzane Rock	43	Gold	36160-202	21-May-11		-	353.9
Jethro	1	Gold	19923	30-Nov-10		-	9.0
Smiler	1	Gold	32939	26-Nov-10		-	10.0
Blanket Exploration							
Penzance	3	Base	11264BM,11265BM,8838BM	07-Jan-11	$ 198	2.5% on 8838	99
Bunny's Luck	6	Base	10443-48BM	15-Jan-11	$ 300	-	150
Cinderella	5	Base	11122-23BM,10824-26BM	19-Jan-11	$ 856	3% NSR	428
Eagle	1	Base	11266BM	21-Jan-11	$ 102	-	51
Spruit	5	Base	10623-24BM, GA532-4BM	24-Feb-11	$ 776	-	388
Shakeshake	3	Base	10625-27BM	24-Feb-11	$ 576	-	288
Surprise	2	Base	10628-29BM	24-Feb-11	$ 392	-	196
Abercorn	2	Base	11269BM,10602BM	11-Mar-11	$ 432	-	216
Banshee	1	Base	11093BM	23-Sep-10	$ 270	3% NSR	135
Dan's Luck South	3	Base	GA537-38BM, 11268BM	11-Mar-11	$ 270	-	135
Abercorn	1	Gold	32251	28-Mar-11	$ 8	-	10
Annette	3	Gold	GA3258-60	30-Mar-11	$ 19	3% NSR	24
Dan's Luck	2	Gold	32776, GA3769B	13-May-11	$ 14	2.5% NSR	18
Eagle Hawk	1	Gold	30544	08-Oct-10	$ 8	3% NSR	10
GG	7	Gold	GA3769-75	05-Jun-11	$ 42	-	52.9
Gum	2	Gold	GA3060-61	10-Oct-10	$ 10	3% NSR	12
Lincoln	1	Gold	30548	20-Oct-10	$ 8	3% NSR	10
Mascot	3	Gold	GA 583, 29657, 32756	03-May-11	$ 24	2.5% NSR	30
Mazeppa	1	Gold	32769	26-May-11	$ 2	2.5% NSR	3
Rubicon	23	Gold	34519-20, 34794-805, 34913-21	23-Jan-11	$ 176	-	220
Valentine	3	Gold	GA2994-96	21-Mar-11	$ 24	3% NSR	30
Vulture	2	Gold	5031, 8106	13-Jan-11	$ 16	3% NSR	20
Will South	1	Gold	33143	30-Sep-10	$ 4	2.5% NSR	5
Bubi Claims							
Stu	4	Base	12072-74BM, 12021BM	07-Jan-11	$ 990	-	495
Chikosi	7	Base	12011-17BM	30-Jan-11	$ 999	-	499.5
Sandy	2	Base	12018-19BM	30-Jan-11	$ 600	-	300
Ruswayi	6	Base	12022-27BM	30-Jan-11	$ 1 088	-	544
Lonely	5	Base	12028-30BM, 12075-76BM	02-Feb-11	$ 1 340	-	670
Spawn	3	Base	12031-33BM	30-Jan-11	$ 622	-	311
Kadoma Claims							
Golden Donkey	2	Gold	1254-55	18-Mar-11	$ 6	1.75% NSR	8
Headley NE	3	Gold	1256-58	18-Mar-11	$ 24	1.75% NSR	30
Harare							
Apollo	27	Gold	17438-46, 28665-79, 28734-36	27-Sep-11	$ 166	-	208
Electra	1	Base	19482BM	13-Mar-11	$ 24	-	12
Apollo	3	Base	28382-84BM	27-Sep-11	$ 192	-	96
TOTAL	**387**	**Claim Blocks**				**hectares**	**8406**

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

ROOIPOORT PLATINUM PROJECT

a)

Nature of Ownership Interests

Caledonia holds via its 100% subsidiary Maid ‘O the Mist, five Prospecting Rights in the Rooipoort area (see Table 14 g (ii)).

b)

Salient Terms of Agreements, Royalties

The Prospecting Rights are valid for a period of 5 years and the expiry dates are listed in the above table.  The right may be extended for a further 2 years on application, and thereafter the right would have to converted into a Retention Right for a further 5 years.

Exploration fees are calculated on the area of the Prospecting Right and are payable annually on the anniversary date.  The rights are subject only to royalties as enacted by the State.

c)

Mineral Rights – Process of Acquisition

All mineral rights in South Africa are vested in the State.  In terms of the Minerals and Petroleum Resources Development Act governing the administration of the minerals industry in South Africa, companies may apply to the Department of Mineral Resources for Prospecting Rights over areas in which they are interested and for the specific minerals that they are interested in.  On the basis that there are no overlaps in terms of area and minerals and subject to various environmental and landowner concerns, prospecting rights are issued for a period of 5 years renewable for a further 2 years.

d)

The Claim/Right type and Conditions

Exploration in the Rooipoort area is confined the Prospecting Rights (see Table 14 g (ii)).

e)

Property details

See Table 14 g (ii)

f)

Conditions of retention, Payments etc.

See Table 14 g (ii).  Prospecting  fee payments are made annually by Maid ‘O the Mist (responsible person – A. Lawson).

g)

Property area – see Table 14 g (ii)

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

NAMA COBALT/COPPER PROJECT

a)

Nature of Ownership Interests

Caledonia’s 100% subsidiary, Caledonia Nama Ltd owns four contiguous Mining Licences in the Copperbelt Province of Zambia.

b)

Salient Terms of Agreements, Royalties

The Mining Licences were issued in 2008 and are valid for a period of 25 years and thereafter are renewable for a further period of 25 years.  The retention of the Licences is subject to the development of mining activities on the licences taking into account realistic estimates of economic conditions relating to the development of such mining ventures.  The Licences are subject to no royalties other than that which the State may impose.

c)

Mineral Rights – Process of Acquisition

Mineral rights in Zambia are vested in the State.  The normal process of acquisition is to apply for a Prospecting Licence which is normally issued for a period of three years at which stage at least half the area must be dropped when an application is made to extend the Licence period.  Following a further two year period the prospecting company is required to relinquish a further portion of the property on application for a mining licence.

d)

The Claim/Right type and Conditions

Caledonia holds a Mining Licence over the Nama area.  The right is secured by the development of mining activities on  the licence area, subject to the State and Local Council requirements particularly in terms of environmental and local developments issues.

e)

Property details

See Table 14 g (iii)

f)

Conditions of retention, Payments etc.

See Table 14 g (iii).  A once off payment was made on issue of the Mining Licence. No ongoing or annual fees are payable.  When land is demarcated for mine development, this will result in a purchase consideration to the local council.

g)

Property area – see Table 14 g (iii)