Form 20-F/A
period 2009-12-31
CALEDONIA MINING CORP
filed 2011-03-21
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

March 15, 2011

FORM 20-F

ANNUAL REPORT

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

Yes

No

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated

This Form 20-F Amendment No. 1, together with exhibits filed herewith, are being filed to clarify and expand on certain information contained in the original Form 20-F Annual Report filed on June 21, 2010 relating to the Company’s mineral properties and the presentation of geological information with respect to such mineral properties, and the 20-F Amendment No. 1 filed September 29, 2010.  This Amendment No. 2 amends and restates the original Form 20-F.  Unless otherwise specifically noted herein, it does not bring the information that it contains up to date.

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

In January 2008 the Zambian government announced the following changes to its tax laws that would have had a bearing on the Nama Cobalt Project.  The key changes were:

?

Increase in mineral royalty from 0.6% to 3%

?

Increase in profit tax rate from 25% to 30%

?

Introduction of variable profits tax of 15% for net profits above 8%

?

Introduction of a windfall profit tax for copper and cobalt mines

?

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

The Company previously published proven and probable mineral reserve and mineral resource figures for the Blanket Mine which were calculated in 2006 - which are in a Report, dated July, 2006, prepared by Applied Geological Services cc (the “Report”).  In the period since then the reserve and resource figures have been depleted to the extent of the production which has occurred.  The Company has not had any new formal reserve or resource figures calculated and reported by a person who is an independent qualified person pursuant to Canadian National Securities Instrument 43-101.  Therefore current figures are not reported.  Exhibit 14e contains a Table showing Blanket Mine’s Managements’ calculations as to the reported reserves and resources which have been mined since 2006 - and the presumed remaining reserves and resources calculated as of December 31, 2009.

When the reserve and resource figures were calculated in 2006 they were based on criteria which existed at that time - including a $500 per ounce gold price.  Since the calculations were done some, at least, of the criteria used in 2006 has changed including a major increase in the price of gold, an increase in production costs, the end of the hyper-inflation which existed in Zimbabwe in 2006, imposition of royalties in Zimbabwe and the alteration of the gold selling regulations by the Zimbabwean government to allow companies to sell their gold production at international prices.  While the Company is aware of the changes in the criteria it has not attempted to quantify the exact impact of each of the changes that have occurred.  Because it is believed that most of the criteria changes would have a favourable impact it is also believed by Management that the depleted reserve and resource figures contained in Exhibit 14e will not be less than the amounts shown. Management of the Blanket Mine has also concluded that ongoing work, exploration and production operations have resulted in the establishment of at least some replacement of the reserves and resources.

The presentation of potential depleted resource figures in Exhibit 14e, because the Company has not done new formal reserve or resource calculations, is done as an interim measure pending the Company completing new reserve and resource calculations as at December 31, 2009.  The Company has initiated the engagement of an independent reserve engineer to calculate the Blanket Mine reserve and resource figures as of December 31, 2009 taking into account all of the applicable criteria which existed as of that date.

The Company has calculated - as is presented in the audited financial statements attached as Exhibit B - depreciation and depletion  amounts relative to the Blanket Mine on what is commonly known as the “straight-line” method of computing depletion and depreciation.  However, United States Generally Accepted Accounting Principles require depreciation and depletion to be calculated on what is known as a “units-of-production” method.  The Company has analyzed the differences in the depreciation and depletion allowances taken in each of the past 3 years and has concluded that the differences resulting from using either of the methods are so small as to not be material.  The Company intends to, after obtaining new reserve and resource figures calculated as at December 31, 2009, commence adopting the units-of-production method of calculating depreciation and depletion allowances for the Blanket Mine.

Dr Trevor Pearton, FGSSA, SAIMM, Caledonia’s Vice President for Exploration, is the company’s Qualified Person for Blanket Mine’s reserves and resources.  Mr. David Grant, C. Geol, FGS, Pr. Sci. Nat., the independent author of the Report, was the “Independent Qualified Person” for Blanket’s 2006 reserves figures - as required by National Instrument 43-101 of the Canadian Securities Administrators.

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
MOZAMBIQUE
BOTSWANA
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

16.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Significant shareholders

To the best of Caledonia's knowledge, as of December 31, 2009 there are two known shareholders that beneficially own, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia – being Epicure Overseas SA of Panama, which is believed to control 29,470,667 (5.89%) shares of the Company and Pintree Resource Partnership which is believed to control 37,910,000 (7.58%) shares of the Company.

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

43

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

48

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

50

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

53

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

(Signed) BDO Canada LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 29, 2010

Caledonia Mining Corporation
Consolidated Balance Sheets
(in thousands of Canadian dollars )

December 31

	2008	2009
Assets	$	$
Current		(Restated
		Note 16)
Cash and cash equivalents	1,622	3,652
Accounts receivable	1,547	181
Inventories (Note 11)	2,589	1,059
Prepaid expenses	57	27
Assets - held for sale	102	106
	5,917	5,025

Capital assets and mineral properties - held for sale	670	681
Accounts receivable (Note 10)	810	2,890
Investments (Note 1)	59	12
Capital assets (Note 2)	876	173
Mineral properties (Note 3)	13,758	14,876
	16,173	18,632
	22,090	23,657

Liabilities and Shareholders’ Equity
Current
Bank overdraft (Note 12)	588	-
Accounts payable	2,156	1,292
Liabilities - held for sale	15	16
	2,759	1,308

Future tax liability (Note 6)	859	-
Asset retirement obligation (Note 4)	1,406	839
Asset retirement obligation - held for sale (Note 4)	324	314
	5,348	2,461

Shareholders’ Equity (Note 5)
Share capital	196,125	196,125
Contributed surplus	1,951	1,902
Accumulated other comprehensive income/(loss)	(550)	3
Deficit	(180,784)	(176,834)
	16,742	21,196
	22,090	23,657

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

Financial instruments

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2009, 2008 and 2007

In April 2009, the FASB issued a pronouncement on what is now codified as ASC Topic 825, Financial Instruments. This pronouncement issued new accounting guidance addressing the interim disclosures about the fair value of financial instruments, which amended the previous disclosures regarding the fair value of financial instruments, and interim financial reporting. This new guidance requires disclosures about the fair value of financial instruments in interim financial statements, in addition to the annual financial statements as already required. This new accounting guidance became effective for interim periods ending after June 15, 2009. The adoption of this new guidance had no material impact on the Corporation’s financial position, results of operations or cash flows.

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

?

The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

?

The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

?

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

62

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

A new director is invited to meet the key members of management and to study the Company’s material documents and recently published materials.

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

EXHIBIT #14e

DEPLETED RESERVE AND AMORTIZATION CALCULATIONS WITH RESPECT

TO THE BLANKET MINE PROPERTY IN ZIMBABWE

Applied Geology Services cc, of South Africa, was commissioned by Caledonia Mining Corporation (Caledonia) to prepare an Independent Report (the “Report”) on the Blanket Gold Mine located near Gwanda in Zimbabwe.  On the 20th June 2006 Caledonia announced that it had acquired the Blanket Mine from Kinross Gold Corporation of Canada. This transaction, because it represented a significant addition to the assets of Caledonia, required the preparation and filing of an Independent Report on the Blanket Mine.

The Blanket Mine, which was discovered at the turn of the previous century, consists of underground mining and processing of several closely-spaced deposits defining a mineralised trend. Major infrastructure consists of underground workings, a processing plant and a tailings dam. To date the Mine has a recorded production of 1,004,000 oz of gold at an average grade of 4.79 g/t Au. Current reserves and resources are summarised in the table below:

The Report contains gold reserves figures for the Blanket Mine calculated as of December 31, 2006.

Since December 31, 2006, as a result of the Company’s mining of the ore body, the known Reserves have been reduced or partially depleted.  Based on the Blanket Mine mining records, the Company has calculated that the figures for the annual reduction and the resultant reduced Reserve figures as at 31 December, 2009 were as shown in the table below.  The figures given below are for combined proven and probable reserves as the numbers for each category cannot be readily separately calculated.

When the reserve and resource figures were calculated in 2006 they were based on criteria which existed at that time - including a $500 per ounce gold price.  Since the calculations were done some, at least, of the criteria used in 2006 has changed including a major increase in the price of gold, an increase in production costs, the end of the hyper-inflation which existed in Zimbabwe in 2006, imposition of royalties in Zimbabwe and the alteration of the gold selling regulations by the Zimbabwean government to allow companies to sell their gold production at international prices.  While the Company is aware of the changes in the criteria it has not attempted to quantify the exact impact of each of the changes that has occurred.  Because  it is believed that most of the criteria changes would have a favourable impact it is also believed by Management that the depleted reserve and resource figures contained in the following Table will not be less than the amounts shown.  Also Management of the Blanket Mine has concluded that ongoing work, exploration and production operations have resulted in the establishment of at least some replacement of the reserves and resources.

Reserves Reconciliation Table for Blanket Gold Mine

	Tonnes	Grade	Gold Contained		Annual Prod	Remaining LoM
	t	g/t	kg	oz	t ##	Yr #
Reserves as at Dec 2006	3,490,800	4.17	14,542	467,536	216,000	16.2
2007 Production	100,082	3.58	358	11,519
Reserves as at Dec 2007	3,390,718	4.18	14,184	456,017	216,000	15.7
2008 Production	81,688	3.33	272	8,746
Reserves as at Dec 2008	3,309,030	4.2	13,912	447,271	216,000	15.3
2009 Production	94,714	4.00	379	12,181
Reserves as at Dec 2009	3,214,316	4.21	13,533	435,090	216,000	14.9

Notes:

# -The remaining Life of Mine (LoM) in the Table above is calculated based on the planned production rates, i.e. the total Reserves tonnes divided by the target production tonnes for a year. If the actual production rates were used (unit-of-production method) then the LoM would have been between 30 and 40 years, reflecting the fact that the mine produced in 2007 – 2009 at rates substantially below the 600 tonnes/day planned production rate.  As the economic and operating conditions in Zimbabwe have been difficult, and since future increases in production are expected to exceed the planned production rates, it was deemed prudent to use remaining LoM figures shown in the Table as a reasonable and conservative estimate of the LoM for depreciation purposes.

## - Based on planned production, being the originally designated capacity of the mine- of 600 tonnes per day . See Note 3.1 below.

Amortization.

	2007	2008	2009
		US$	US$
Cost of Blanket Mine assets at year end	Note 2	3,706,317	3,761,784
Amortization based on LoM – calculated on planned production rates	Note 3	241,933	252,790
Actual amortization on straight line method for Blanket Mine		244,424	243,601
Difference		2,490	(9,189)
As a % of net loss before tax		0.06%	-0.19%

Notes:

1.

The above amounts are for the only producing asset, Blanket  Mine  to demonstrate the effect of the different methods of calculation.   They are shown in USD whereas the Company’s financial statements are presented in Canadian dollars.

2.

In 2007 Blanket was subject to hyper inflationary conditions in Zimbabwe and Blanket’s assets were valued in Zimbabwe dollars ( ZWD).There was no official exchange rate between the USD and ZWD. Translation of the Blanket results was performed for Canadian GAAP purposes and the Old Mutual Implied Rate (OMIR) was used as a reasonability check. This resulted in the ZWD amortization amounting to approximately $3,000.

In 2008 a pro-forma USD value was established for the assets as Zimbabwe was then in an even worse hyper inflationary state. The USD value of the Zimbabwean assets was amortized over the LoM – on the straight line basis as production was negatively affected by numerous external factors, detailed below in note 3.

In 2009 Zimbabwe adopted the USD as an official currency and a complete asset revaluation (to fair value) exercise was carried out. Amortization was again provided on the LoM –  the straight line basis as operations recommenced in April 2009 but were continually subjected to numerous interruptions detailed in note 3.2 below.

3.

The above Table demonstrates the LoM based on planned production rates. This more aggressive amortization policy was deemed appropriate for the following reasons:

1. The mine had a production capability of 600 tonnes per day which it had achieved regularly prior to 2006 when Caledonia acquired the mine.

2 Production from 2006 onwards was less than the planned (target) rate owing to various reasons, namely:

 2.1  Continued work on the No 4 shaft expansion constrained production below the planned rate.

 2.2   Frequent major power interruptions.

 2.3  Lack of capital as the Zimbabwe Government paid for gold delivered to it in both ZWD and USD. The ZWD were worthless.

 2.4  The USD portion of sale proceeds was frequently not paid by the Zimbabwean Government - and eventually in Oct 2008 Blanket ceased production as it was then owed USD3.2 million by the Zimbabwe Government which is still unpaid.

   2.5   Inability to borrow capital  for development in Zimbabwe until middle 2009.

3.  Due to the above factors production rates were erratic and difficult to forecast. Using a unit of production basis for amortization when production was so erratic was deemed unrealistic since the mine plan was set up to operate at 600 tonnes per day and slower amortization based on actual rate of production would be inappropriate.

Had the difficulties referred to above not occurred, Blanket Mine would have operated at 600 tonnes per day and the asset would have been amortized accordingly.

The differences shown above are considered immaterial as they amount to less than 1% of the Mine’s reported net loss before tax.

Mr. David Grant, C. Geol, FGS, Pr. Sci. Nat., as an independent consultant, was the “Independent Qualified Person” for the Blanket Mine reserves calculations prepared as of December 31, 2006, as required by Canadian Securities National Instrument 43-101.

The Report, authorized by David Grant, dated July, 2006, can be viewed on the Company’s website:  www.caledoniamining.com pursuant to the links “Investors” and “Technical Reports” - and on SEDAR at: www.sedar.com

EXHIBIT #14f

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