Form 20-F
CALEDONIA MINING CORP
filed 2011-07-05
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

June 30, 2011

FORM 20-F

ANNUAL REPORT

 (Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Large accelerated filer ______  Accelerated filer  ______

  Non-accelerated filer  __x____

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

Item 17          x

Item 18

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

3.

KEY INFORMATION

Selected Financial Data

Table 3 A shows the applicable selected financial data for the 5-year period 2006 to 2010 in Canadian Generally Accepted Accounting Principles.

Table 3 A (i) shows the applicable selected financial data for the 5-year period 2006 to 2010 in United States Generally Accepted Accounting Principles.

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual six months ending May 31, 2011.

Table 3A - Selected Financial Information - Canadian Generally Accepted Accounting Principles - the figures presented being as of the end of each such year.

Financial – All in C$ 000’s unless otherwise indicated	2010	2009	2008	2007	2006
Revenue from Sales	22,401	11,559	7,696	10,039	13,586
Gross Operating Profit (Loss)	8,278	2,916	3,039	166	4,604
Expense - (General and administration, interest, amortization and foreign exchange including provisions and impairments)	(4,591)	(6,007)	(7,543)	(4,195)	(2,047)
Net loss from discontinued operations	-	-	(436)	(582)	(7,579)
Net Income /(Loss) – after income taxes	2,257	(3,950)	(4,940)	(4,615)	(5,675)
Cash and cash equivalent	1,145	1,623	3,652	76	1,252
Current Assets	6,194	5,917	5025	4,408	8,773
Assets	27,488	22,090	23,657	29,492	31,456
Current Liabilities	4,629	2,759	1,308	4,343	5,899
Long Term Liabilities	4,017	2,589	1,153	1,054	1,221
Working Capital	1,565	3,158	3,717	65	2,874
Shareholders’ Equity	18,842	16,742	21,196	24,095	24,336
Total Capital Expenditures including Mineral Properties	7,290	1,547	3,023	3,250	3,579
Financing Raised	187	588	1,106	4,380	7,559

Share Information

Market Capitalization ($ Thousands) at December 31	80,021	32,508	32,511	53,666	45,798
Shares Outstanding (Thousands)	500,169	500,169	500,169	487,869	457,981
Warrants & Options (Thousands)	32,580	32,580	46,430	34,026	102,354
Basic and diluted net income (loss) per share for continuing operations	$0.0045	($0.008)	($0.010)	($0.009)	$0.003
Basic and diluted net income (loss) per share for discontinued operations	-	-	($0.000)	($0.000)	($0.016)
Basic and diluted net income (loss) per share for the year	$0.0045	$(0.008)	$(0.010)	$(0.009)	$(0.013)

Table 3A (i) - Selected Financial Information - United States Generally Accepted Accounting Principles - the figures presented being as of the end of each such year

	2010	2009	2008	2007	2006
- In Thousands of Canadian Dollars except per share amounts
Revenue from Operations	22,401	11,559	7,696	10,039	13,586
Gross Profit (Loss)	9,013	3,930	851	(2,467)	3,9455
Expenses (General and Administration, Interest and Amortization)	5,416	6,247	7,543	4,195	2,047
Net Income (Loss) from continuing operations	2,167	(3,176)	(6,692)	(6,662)	1,246
Loss from discontinued operations	-	--	(436)	(582)	(7,595)
Net Income(Loss)	2,167	(3,176)	(7,128)	(7,248)	(6,334)
Cash	1,145	1,622	3,652	76	1,252
Current Assets	6,194	5,917	5,025	4,408	8,773
Total Assets	17,999	12,691	13,484	21,507	26,135
Current Liabilities	4,629	2,759	1,308	4,343	5,899
Long Term Liabilities	4,017	2,589	1,153	1,054	1,221
Working Capital (Deficiency)	1,565	3,158	3,717	65	2,874
Shareholders’ Equity (Deficiency)	9,353	7,343	11,023	16,110	19,015
Capital Expenditures (excluding Mineral Property expenditure)	4,304	830	136	571	2,920
Expenditures on Mineral Properties	2,319	650	-	45	-
Financing Raised	187	588	1,119	4,380	7,559
Deemed Dividends	-	-	-	134	-
Share Information
Market Capitalization ($ Thousands)	80,021	32,508	32,511	53,666	45,798
Shares Outstanding (Thousands)	500,169	500,169	500,169	487,869	457,981
Warrants & Options (Thousands)	32,580	32,580	46,430	34,026	102,354
Basic and Diluted Income (Loss) per share - continuing operations	0.004	(0.006)	(0.013)	(0.01)	0.00
Basic and Diluted Loss per Share	0.004	(0.006)	(0.014)	(0.01)	(0.02)

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2006 to 2010 2006 to 2010

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2010	2009	2008	2007	2006
Rate at the End of the Period (1)	0.9999	1.049	1.218	0.982	1.1654
Average Rate (2)	1.03	1.14	1.066	1.0744	1.34
High Rate (1)	1.0766	1.036	0.9711	1.185	1.1794
Low Rate (1)	0.9966	1.2907	1.3008	0.9145	1.0948

Notes:

(1)

The rate of exchange is the Bank of Canada closing rate for the period.

(2)

The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 6 months from December 2010 to May 2011 are as follows:

	Dec 2010	Jan 2011	Feb 2011	March 2011	April 2011	May 2011
Closing	0.9999	1.0007	0.9771	0.9722	0.95	0.9766
Average	1.009	0.9939	0.9878	0.9768	0.9582	0.9666
Hi	1.0216	1.0007	1.0006	0.9891	0.9705	0.9781
Low	0.9999	0.9871	0.9769	0.9698	0.9491	0.9445

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

The Republic of Zimbabwe brought its Indigenisation and Economic Empowerment Act into law in March 2008. The law seeks to ensure that a majority stake (at least 51%) in all companies is held by indigenous Zimbabweans. Various statutory instruments have been published by the Zimbabwean government in an attempt to accelerate the implementation of the Indigenisation and Economic Empowerment Act. These regulations have confused the industrial community further and at present the mining sector is seeking clarification around the legality of the most recently published General Notice. Many mining companies, Caledonia included, have filed their indigenisation plans with the Ministry of Indigenisation and Economic Empowerment and they await further consultation. Additionally the Mines and Minerals Amendment Bill is the subject of revision and will be presented to Parliament in due course.

In January 2008 the Zambian government announced the following changes to its tax laws that would have had a bearing on the Nama Project.  The key changes were:

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

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since inception from February 1992, Caledonia has recorded a loss in every year except 1994, 2000 and 2010.  As at December 31, 2010, the consolidated accumulated deficit was $178,527,000.

Write-downs on capital assets and mineral properties are typical for the mining industry.  Caledonia’s policy is to review the carrying value of assets relative to current market conditions on an annual basis.

Fluctuating Minerals Prices and Foreign Currency Exchange Rates

As Caledonia’s activities primarily relate to the exploration, development and production of minerals, the fluctuating World prices for such minerals have a significant potential effect on the Company’s future activities and the profitability of any of its minerals production activities.  There is never any assurance, when activities are undertaken, or production operations are commenced, that the World price of the minerals involved will continue at a sufficiently high price to justify the ongoing activities or the continuation of the production.

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

Need for Additional Funds

The Company’s plans for ongoing and increased activity - and the development, ultimately, of copper/cobalt production operations in Zambia - will require funding in excess of the Company’s funds on hand.  There is no assurance that all of the required additional funding can be raised and the Company may therefore have to reduce its ongoing activities.

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

Chris Harvey retired from his position as Technical Director in December 2005, but continues as a Director and was appointed as a member of the Audit Committee in June 2009. James Johnstone retired from his position as Chief Operating Officer in September, 2006, also continues as a Director and was appointed as a member of the audit committee in December 2010.

Steven Curtis was appointed Vice President Finance and Chief Financial Officer in April 2006, and was appointed as a Director on June 1, 2008. Mark Learmonth, previously a Director of Macquarie First South, was appointed as VP Corporate Development and Investor Relations on July 10, 2008.

Stefan Hayden stepped down as the Chairman in 2005 but continues as a Director and as President and CEO.    Carl Jonsson, a Director was appointed Chairman of the Board in December 2010. Robert W. Babensee was appointed as a Director and a member of the Audit Committee on October 31, 2008 and became Chairman of the Audit Committee in December 2010.

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

The addresses and telephone numbers of Caledonia’s three principal offices are:

African Office - South Africa

Representational Office - Canada

Greenstone Management Services

67 Yonge Street, Suite 1201

24, 9th Street, Lower Houghton

Toronto, Ontario, Canada

Johannesburg, Gauteng, 2198

M5E 1J8

South Africa

(416) 369-9507

(27) 11 447 2499

1710-1177 West Hastings Street

Vancouver, B.C. , Canada V6E21

(604) 640-6357

Exploration activities

In August 2000, Caledonia was notified by its joint venture partner on its Mulonga Plain properties in Zambia that it had expended more than US$ 3 million on exploration on the properties and as such had earned a 60% interest in that property.  The joint venture partner continued work on the Mulonga Plain properties in 2004 - 2006 in its search for diamondiferous kimberlite pipes but has not yet announced further exploration work for the subsequent exploration seasons. Due to lack of work on the property over the past 2 years the Corporation has written down the carrying value of the investment by $1,044,000 during 2008 to $nil.

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

In August 2000, Caledonia signed a heads of agreement with a major mining group over Caledonia’s Nama group licences in Zambia – the “Kalimba project”.  The mining group undertook to spend US$ 2,500,000 over a 4-year period to earn a 30% interest in the property by funding all of the exploration work on the Kalimba project.  The mining group carried out exploration work on the Kalimba project between 2000 and March 2002 when it withdrew from the joint venture as part of its overall cutback in worldwide exploration.  The property is again fully owned by Caledonia.  Caledonia collected a 10-tonne bulk sample from Nama during the 3rd quarter of 2004 and conducted metallurgical tests to produce a concentrate and confirm whether or not the specifications required by the smelter can be met.   Since the end of the above JV, the Corporation has continuously carried out exploration on its Zambian exploration properties.

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

Business Overview

Mining and Exploration Activities:

Gold Production

Blanket Mine (1983) Private Limited (“Blanket”) - Gold

Blanket continues to export its gold production to Rand Refineries in South Africa and receives 100% of the sale proceeds in US dollars within 5 days of sale.  Cash flow at Blanket continues to improve as gold production increases and the production unit costs decrease.

Background

Blanket is wholly owned by the Corporation’s 100% owned Zimbabwe subsidiary. The mine is located 560 km south of Harare, the capital city of Zimbabwe and 150 km south of Bulawayo, the country’s second largest city.  The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km east of the mine and is approximately 197 km north north-west of the South African border post of Beit Bridge.  The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800’s.  Blanket holds extensive exploration properties throughout this belt. The Blanket property was first staked in 1904 with mining and metallurgical plant operations starting in 1906 and has since produced over a million ounces of gold.

Geological Setting

In common with most of the gold mines in Zimbabwe, Blanket is situated in a typical greenstone terrain, the 70 km long by 15 km wide Gwanda Greenstone belt.  This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada.  The Blanket property is the largest of the three remaining large gold producers on the Gwanda Belt, an area that has given rise to no less than 268 gold mines.

Property Geology

Blanket is part of the group that makes up the North Western Mining camp also called the Sabiwa group of ore zones extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies.

The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to carry mineralization.  It is generally on this lithology type that the various mine tailings disposal sites are located.  Above this unit is the ultramafic unit that includes the banded iron formations hosting the eastern dormant cluster of mines and the ore bodies of the adjacent Vubachikwe mine complex.   The active Blanket ore bodies are found in the mafic lavas, while the andesitic unit which lies to the west, caps this whole stratigraphy.  A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect.  Ore bodies at Blanket are epigenetic and are associated with a later, regionally developed deformation zone characterized by areas of high strain, wrapping around relatively under formed remnants of the original basaltic lava flows.  It is within this higher strain regime (highly sheared rocks) that the wider of the ore bodies are located.

Production Operations

Mining

Subsequent to the completion of the No. 4 Shaft Expansion Project during Q3 2010, the underground mining areas can now produce up to 1,100 tonnes of ore daily using predominately long-hole open stoping methods. Certain ore handling limitations still existed at the underground on 18 and 22 Levels at the year end. These limitations are currently being addressed by raise boring an ore pass connecting 18 Level to the No. 2 ore bin grizzly tip on 22 Level. The 120 metre long and 1.5 metre diameter ore pass will dramatically improve the efficiency of delivering ore to the new underground crushing and hoist loading station by eliminating the current necessity to double handle ore and waste generated on 18 Level down to 22 Level via the No 6 winze before it is crushed and hoisted from the underground loading station to surface.  The raise boring operations had an adverse impact on gold production in the first quarter of 2011resulting in 7,322 ounces being produced which was lower than the increased capacity equivalent of 10,000 ounces per quarter. The second quarter production will be higher than the first quarter but the planned annualized gold production rate of 40,000 ounces will not be achieved in 2011as a result of the lower production rates in the first and second quarters...

Metallurgical Process

The present crushing and milling circuit has been expanded from 600 tonnes per day to about 1,800 tonnes per day capacity. This is more than sufficient to handle the planned increases in mine production from the No. 4 Shaft Expansion Project, and, in future, from any ore mined from the satellite exploration properties currently being developed.

All run of mine (“ROM”) ore is crushed  underground to minus 80mm, hoisted to surface and crushed to minus 12mm in the surface 2-stage crushing circuit.  This material is then fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Concentrators where approximately 49% of total mill gold production is recovered as ‘gravity’ gold.  The Knelson Concentrator tails are pumped through cyclones whose underflow reports to the  open-circuit regrind ball mill.  The product from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach (“CIL”) plant consisting of eight, 600 cubic meter leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place.  Elution of the gold from the loaded carbon and subsequent electro-winning is done on site.  During electro winning the gold is deposited on wire wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from acid digestion and the re-dressed gold concentrate from Knelson Concentrators are smelted into bars. The granular activated carbon is kiln regenerated before it is recirculated back to the CIL section. The gold bullion, in the form of Dore bars is delivered, as required by Zimbabwean gold-mining law, to the Government-operated Fidelity for sampling and onward delivery to the Rand Refineries in South Africa.  Rand Refineries undertakes the final refining and sells the resultant gold with 100% of the proceeds being credited to Blanket’s Zimbabwean bank account in US dollars within 5 days of sale.

The CIL plant has an overall design capacity of 3,800 tonnes of milled ore per day, from its previous use for reclaimed tailings processing.  The plant tailings from CIL are reduced in cyanide content and deposited on two licensed tailing impoundment areas sited close to the plant. The maximum amount of tailings water is pumped back to the metallurgical plant for re-use.  Daily management and operation of the tailing deposition area is contracted out to the Zimbabwean subsidiary of specialized South African company “Fraser Alexander Tailings”

Mineral Reserve Calculations

The Company has had the Blanket Mine gold reserve calculations verified.  The work was done by the South African based independent consulting company, MSA Geoservices (Pty) Ltd. ("MSA").  MSA has completed a technical report on the Blanket Mine dated June 28, 2011.  A summary of the Report - including the reserve calculations - is attached as Exhibit 14.e.  The full Report can be viewed on the Company's website at www.caledoniamining.com.  It can also be viewed on SEDAR at www.sedar.com.

DISCONTINUED OPERATIONS

Eersteling Gold Mining Company Limited

The mine is no longer disclosed as “held for sale” but the Board’s decision to sell remains intact. The change in disclosure is as a result of no offer being made for the mine since 2008.

No additional impairment has been made against the carrying value as the previously offered price by a 3rd party potential buyer was significantly higher than the carrying value and the Corporation has rejected a purchase offer also in excess of the carrying value.  Interested parties continue to investigate the merits of purchasing the mine and the Corporation continues to seek a suitable purchaser.

MARKETING

During 2009 Blanket became entitled to export and sell its entire gold production in its own name.   Blanket has since then delivered and sold its gold production to Rand Refineries Limited in South Africa and has been paid the proceeds directly into its foreign currency account  held with a Zimbabwe commercial bank.

KEY PERFORMANCE FACTORS

During 2010, the US$ gold price per ounce continued to increase and the increased gold production from Blanket has enabled Blanket to remain cash-flow positive throughout 2010. The cash flow, together with a 6-month loan facility from Blanket’s Zimbabwean bankers allowed Blanket to fund all of the 2010 capital expenditure at the mine. Subsequent to the completion of the No. 4 Shaft Expansion Project the mining of the Level 22 Haulage Extension Project, has recommenced.  This project will allow for the further up-dip and down-dip exploration of the Blanket mine-site’s known ore bodies and, provided this exploration is successful, will also allow for the rapid commencement of mining on the new mining areas defined and an increase in the mine’s mineral reserves and resources.   It is expected that the 2,400 metre long Level 22 Haulage Development Project will be completed by the end of 2012.  The frequency of electrical supply interruptions has decreased significantly since the new supply agreement was signed with ZESA in December 2010. Nevertheless the additional diesel generator sets and the associated transformers and switchgear are proposed to be installed during the 1st quarter of 2011 to ensure continuous power supply is available to the entire surface and underground operations in the event of any power interruption.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

The plans for the non-revenue generating exploration projects continue to be determined by the availability of funds and are more fully described below.

8.1

Gold Production

Blanket Mine – Zimbabwe

The operational statistics reported below refer to the period from January 1 to December 31, 2010.

Safety, Health and Environment

The table below summarizes Blanket’s safety record of accidents, injuries and safety-related incidents for 2010 and 2009:

	2010	2009
Lost time injuries	0	3
Occupational illness	1	-
Medical Aid	8	6
Restricted work activity case	13	15
First Aid	15	7
Total	37	31
Incidents	56	36
Near misses	34	20

The mine had a good year from a safety perspective in that zero (3 – 2009) lost time injuries were recorded during the period and 13 (15 – 2009) restricted work activity cases occurred. Considering the amount of electrical supply interruptions experienced and the extensive capital works carried out in 2010 both on surface and underground this is considered to be an excellent achievement by Blanket’s management and employees.  Incidents however increased to 56 (36 - 2009), and near misses also increased to 34 (20 – 2009) primarily due to the increased levels of work activity.

Intensive safety training continues under the National Occupational Safety Association (“NOSA”) to ensure that new and existing employees are compliant with the NOSA safety requirements and standards.

The Occupational Health Center continues to operate at the Mine and all employees are screened for occupational ailments.  There was 1 (nil – 2009) occupational health illness detected during the year.  HIV/AIDS continues to be an area of concern for management despite awareness programs to educate employees and their relatives being in place. The voluntary testing of employees is still at disappointingly low levels.

The Mine continues to monitor the water quality in the ground-water pumping wells downstream of the tailings impoundment areas.  The results continue to be well within the Governmental Environmental Management Agent (“EMA”) minimum levels.  Re-grassing of the slopes to improve side stability and to reduce wind and rainfall erosion on Dam B is ongoing.

At the higher level of mining and processing activity following completion of the No.4 Shaft Expansion Project, the associated waste material management requirements continue to increase. The typical items covered here include used-oil, scrap metal, used-batteries, domestic refuse, industrial and office waste and clinic waste.

The Zimbabwean Chamber of Mines (“COM”) concluded wage negotiations with the unions in December 2010 which resulted in the mine having to pay back-pay to all its employees for the period October 2009 to November 2010. Wage negotiations will commence again in early 2011 but the Chamber of Mines has made it clear that these negotiations will be for the full calendar year 2011.

In general the labour force is now stable with the number of un-authorized absences and desertions stabilizing at acceptably low levels along with a very low turnover rate.

Capital Projects

Ore Pass from 18 Level (630m) to 22 Level

A 115 meter long by 1.5 metre diameter ore pass is currently being raise-bored which will improve the efficiency of moving mined ore from 18 Level to the underground crushing station.  Sustained production at a continuous 1,100 tonnes per day will be achieved once this ore pass and its 18 Level tipping station are completed in April 2011.

22 Level (750m) Haulage Development Project - from Blanket #4 shaft  to Lima shaft

The 22 level Haulage Development Project is currently behind the original schedule in the mine plan due to the decision taken in 2010 to concentrate financial resources on completing the No. 4 Shaft Expansion Project.  Work on this Project will now be accelerated to link the Blanket and Lima shafts.  Included in the work is a 230 meter ventilation raise that will be bored to improve ventilation in this  area and that will allow for double-shift blasting. To expedite its completion the ventilation raise- will commence immediately the 18 level to 22 level ore pass is finished. This ventilation raise is expected to be completed in the 2nd quarter of 2011 and will be equipped with a suitable single winder engine and a double-deck conveyance for personnel transportation between the 14 Level and 22 Level. As the 22 level haulage project advances, crosscuts (short side tunnels) will be mined each with a length of up to several hundred meters in order to provide the required drilling platforms from which the deeper ore bodies above and below the 22 level can be drilled, evaluated and developed.  It is planned that all of the work on the 22 Level Haulage Project and its cross-cuts will be done  alongside normal mining production and should be completed by the end of 2012.  The budgeted cost of the 22 level Project utilizing internal resources is about US$ 900 per meter advanced and equipped for the planned 2,400m totalling about $US 2.2 million to be funded from internal cash flows.

Mine Operations

Quarterly gold production has increased since mining and milling operations were resumed from 2,746 ounces in Q2 of 2009 to 6,228 ounces in Q4 of 2010.  Monthly production and costs have however been subject to significant fluctuations largely due to the incidence of interruptions to electrical power, particularly prior to the installation of the first generator in late June 2010 and the increased labour costs.

Annual Production Results		2008*	2009**	2010
Ore mined	Tonnes	81,688	94,714	149,372
Development advance (ROM)	Meters	472	1,267	2,455
Development advance (Capital)	meters	-	165	365
Ore milled	Tonnes	81,688	103,444	153,500
Head grade	grams/tonne	3.33	3.75	3.9
Recovery	percentage	87.89	90.96	92.00
Gold produced	Ounces	7,687	11,295	17,707
Gold Sold	Ounces	8,364	10,517	17,598
Average gold price per ounce sold	USD	920	1,099	1,273
Production cost per ounce	USD	663	744	751

*   Production was temporarily suspended in October 2008.

** For 9 months April to December 2009

Underground

During 2010 the mining operations were affected by the following:

•

Electrical power outages have decreased in duration and frequency since the signing of a new power supply agreement with ZESA in December 2010.  Blanket is however continuing with the installation of 2 more diesel generating sets and their associated switchgear, associated transformers, and synchronisation panel and controls.  This complete 4 unit generator installation once commissioned in the 2nd quarter will ensure that the entire surface and underground operations will be able to continue to fully operate irrespective of ZESA power outages.

•

Until completion of the No. 4 Shaft Expansion Project, there was a necessity to double and triple handle mined ore and waste from below the 14 Level (510m) mid-shaft loading system via the No 5 and No 6 sub-shafts (winzes), This limited ore production to 500 tonnes per day or less.  Ore from below 14 Level is still double-handled but the ore pass which is currently being raised-bored will resolve this problem during the 2nd quarter, 2011.

•

Completion of the No. 4 Shaft Expansion Project was essential in order to increase gold production to the 40,000 ounce per annum level.  Completion of the underground construction and installation of components of this large Project required that for approximately 12  hours each day during the 2nd and 3rd quarters of 2010 , the No. 4 shaft winder had to be dedicated to lowering all of the materials used for the shaft expansion and the two shifts of personnel and their equipment rather than raising mined ore for processing.  This, in conjunction with the substantial power interruptions, further reduced the time available for hoisting ore necessary for gold production and resulted in lower mining and milling production levels.

•

Furthermore, during the 2nd and 3rd quarters of 2010 the underground works required to complete the No 4 Shaft Expansion Project caused considerable congestion on the 22 Level haulage. Since completion of the 4 shaft project ,the waste generated from the 22 Level Haulage Development Project and from the raise boring above 22 Level has creating further severe congestion on this key production haulage.   Until such time as the raise boring of the new ventilation raise between 14 Level and 22 Level has been completed during the 2nd quarter of 2011, the efficiency of rail traffic movement on the 22 Level will need to be carefully managed as production ore and waste from the 22 Level Haulage Development and from the raise-borer will need to be transported (trammed) to the 22 Level tips above the 765m Level Crushing Station. The ore transportation will improve dramatically and the planned 1,100 daily ore tonnage will be readily hoisted to surface. Currently and in future, all  ore and waste are transported and hoisted to surface  separately.  All hoisted waste is conveyed directly from the No. 4 Shaft Headgear bin and deposited into an adjacent near-by disused surface stope.

Metallurgical Plant

•

During 2010 the metallurgical plant operations were very efficient with an averaged gold recovery of 92% being sustained for the year. Metallurgical improvements during 2010 included:

•

The No. 6 Regrind mill sump was rebuilt and the mill re-commissioned and is currently operating in the main milling circuit.

•

Both Knelson concentrators were overhauled and recommissioned, and Metallurgical optimisation test work carried out on plant samples has shown that there is little additional gold recovery potential in the existing Gravity Gold recovery section where about 50% of the produced gold is recovered, but that there may be some potential for additional gold recovery in the various plant sections following the Milling section.

•

Additional testwork has been planned on samples  taken from the Gemini Table tails, the Cyclone Over and Under flows and the CIL tails to determine their current gold deportment and assess their amenability to gravity concentration and other recovery methods.  This could likely result in possible future modifications and additional circuits being added to the gravity section of the plant.

•

The CIL circuit has now been completely equipped with our most recent design of Agitator Gearboxes and impellor mechanisms, and the first leach tank is now being utilised as a pre-conditioning tank which could result in lower reagent usage and more consistent gold recovery in the CIL section.

•

During the 1st quarter of 2011 the Activated Carbon regeneration kiln was refurbished.

It is planned to change the entire gold elution circuit to a more efficient  automated system once cash flows allow.

Outlook

The main aims and objectives of Blanket in 2011 are to ensure that the 40,000 ounce production level is achieved and maintained, to successfully install and commission the whole power generating station, to accelerate the 22 Level Haulage Development Project, the exploration of the up and down dip extension of the known ore bodies, and to further develop the GG and Mascot projects as rapidly as Mine cash flow and economic conditions in Zimbabwe allow.

In the 2nd quarter of 2011, the completion of the  new ore pass between 18 Level and 22 Level and the installation of the Tipping station on 18 Level will  eliminate congestion on 22 Level at Blanket.  Also in the 2nd quarter a new ventilation raise will be bored between 14 Level and 22 Level to vastly improve ventilation in this key development area. This will allow for double-shift blasting, thereby speeding up the 22 Level Haulage Development Project. The mid shaft loading station on 14 Level will continue to handle ore as necessary and the less congested 14 Level will be equipped with personnel carriages and utilised as a main personnel transportation level providing faster access to the working places on 14 Level, 18 Level, and 22 Level that are located over 1,500 meters distance from No 4 Shaft. This will result in significant production efficiencies from the mining employees.

The crushing circuits and metallurgical plant currently has the capacity to treat approximately 1,800 tonnes of ore per day which provides the flexibility to further increase production as and when mining is able to supply additional ore from either the Blanket mine underground or our development properties.

However the capital investment required to maintain and expand the underground mining capacity and production from satellite development projects  is obviously completely dependent on the investment climate in Zimbabwe being conducive to such investment.

EXPLORATION AND PROJECT DEVELOPMENT

Base Metals

Copper and Cobalt Base Metals

Nama Project – Zambia

Property

Caledonia Nama Limited (“Nama”), a wholly owned subsidiary of the Corporation, has been granted four contiguous 25 year Large Scale Mining Licenses covering a combined area of 786.1 square kilometers in northern Zambia on which near-surface Cobalt/Copper mineralization has been discovered. This area lies immediately northwest of the operating Konkola Copper mine and adjoins the extensive land holdings of the Teal Mining/CVRD joint venture (Konnoco).

Types of Mineralization at Nama

Cobalt –rich Minerals:

Two main styles of cobalt (“Co”) mineralization occur in the Nama area, the ‘D-type’ iron oxide bodies which are mostly enriched in Co, and the copper(“Cu”) dominated Ore Shale hosted Cu-Co mineralization, more common elsewhere in the Copperbelt, which is being exploited by neighbouring mines to the east and south of Nama.

Ore Shale hosted Cu-Co deposits

Mineralization of this type occurs within the Ore Shale of the Copperbelt rocks and is imminently/currently being exploited immediately to the east of the Nama license on the Konkola mining property. The Ore Shale is known from previous shallow drilling to extend into the Nama license for a distance of about 4 km from its eastern boundary.  The neighbouring Konkola and Konnoco Mines have both defined substantial copper resources on their properties.  Recent exploration activities at Nama have resulted in the definition of two resource targets (being “Konkola East” and “Kafwira”) characterized as belonging to the Ore Shale-hosted Cu-Co style of mineralization.  These targets will be investigated further during the 2011 exploration field season, including some medium depth diamond drilling to confirm the existence of Copperbelt stratigraphy within the two target areas.  Drilling of the first of four sequential holes at the Konkola East target area commenced in early March 2011 and the results of this program are expected to be received in mid-2011.  Thereafter, depending on the early results from Konkola east , drilling will continue on further drill-holes at Konkola East, and depending on priority on one or two  drill-holes at the Kafwira target area.

Although the existing “A-type”  resource body, with its higher ‘oxide’ cobalt mineralization has often been regarded as belonging to the Ore Shale style of mineralization, it  should be noted that its unusual stratigraphic position coupled with the its associated iron and manganese enrichments make this a ‘hybrid style’ of mineralization.  Metallurgical work on this hybrid material is continuing in order to improve the economics of the current process while ongoing exploration will be undertaken to improve the resource base on which the process is based.

Exploration program for 2011

Diamond core drilling on one of the two target areas discussed below commenced in early March 2011.  Also in 2011, field surveys in the form of detailed magnetometer surveys will be carried out over all past and current target areas as a means of understanding the depth potential of the various bodies investigated.

Drill Targets

The following drill targets have been defined within the Nama Licence areas.  Caledonia has budgeted to drill  the first these targets during the 2011 field program depending on availability of funding, ground conditions and drilling speeds.  The objective of this work is to advance the targets to the stage where there is sufficient confidence that a larger drilling program to determine a potential resource can be justified.

Konkola East Target Area

The Konkola East target covers the westward continuation of the Ore Shale from where it crosses the boundary with the Konnoco (Teal/CVRD joint venture) property.  The prospect has a strike of 3 km while the Ore Shale is known to extend for about 5 km along strike to the license boundary.  Eight shallow boreholes were drilled into this area in 1970 by Zamanglo and an historical resource (non-compliant with NI 43-101) of 5.4 million tonnes, grading at 0.74% Cu was estimated (Co was not assayed).  Exploration drilling by Konnoco on the adjoining property to the east of Nama’s Konkola property has proved particularly successful and has established that the Ore Shale dips down to a depth of about 800 m below surface and then extends to their southern boundary in an undulating manner – a distance of approximately 5 km.  The resource potential of this 25 square kilometer target area is significant and has the potential to be a large Cu and Co resource. Drilling the first of four sequential holes at the Konkola East target area commenced in early March 2011 and the results of this over 3,200 metre drilling program are expected to be received in mid-2011.

Kafwira Target Area

A significant contribution to the exploration during the 2010 year has been the complete revision of the Corporation’s geological map of the Nama Licence area.  This map has contributed to the prioritizing of the various anomalies and will continue to form the basis for the assessment of the full potential of the Nama area.  An indirect result of this work has been the development of an understanding of the major structural trends in the Nama area, in particular the identification of those areas where the “Copperbelt” type lithologies are closest to surface but not actually exposed.  These areas represent ideal targets for deeper drilling programs (500-1000 meters) and have the advantage that the Ore Shale, if intersected, would have a shallow dip.  A target area of approximately 20 square kilometres has been defined in the Kafwira area and drilling of up to four holes could be carried out once the Konkola East target has been defined and any additional drilling prioritized.

‘D-Type’ iron oxide Co bodies

‘D-type’ ores at Nama consist essentially of massive hematite and magnetite concentrations encapsulated by less well mineralized talcose schist alteration zones.  These concentrations occur associated with dyke-like gabbroic intrusions which appear to disrupt the iron-rich bodies.  On account of the complex metallurgy and hence larger capital and operating cost requirements involved in treating the typical ‘D-type’ iron oxide bodies, further work on this ore type is required before economic extraction of this type of Co resource can be considered.  In particular, work is required on developing a more cost effective means of recovering the Co from this ore type.  To this end the company is considering various leach technologies which may reduce the metallurgical costs significantly.

Work Completed

Details of the previous years’ exploration work completed at Nama can be found in the MD&A reports included in prior years’ Annual Reports and the 3 quarterly MD&A reports of 2010.

A focus on building up production and improving profitability elsewhere in the corporation meant that certain capital intensive programs at the Nama Project such as diamond drilling had to be postponed to the 2011 exploration season.  As a result, the more recent work program at Nama focused on deep sampling and evaluation of targets deemed most suitable for future drilling.  Pits were dug in strategic positions, up to 10 meters deep, to expose the bedrock beneath the thick soil cover.  This program has contributed substantially to the development of an improved geological map of the Nama project area, which in turn has made it possible to define exploration targets areas on the basis of geological structure alone in areas where no base metal enrichments are present at surface. Sampling and logging of these exposures has increased the control over the various targets such that the follow-up 2011 drilling program currently underway could be more accurately positioned.

Other Nama Areas of Interest:

‘E’ Anomaly – Yembela Clearing

Research into previous geochemical surveys carried out in the 1960’s indicated that further anomalies had been located by localized sampling programs both east and west of the Yembela Clearing.

These anomalous sites were located and follow-up sampling has verified the existence of the anomalies – Yembela East and Yembela West.  Co values of up to 0.16% were encountered in soils which form a thick cover over the two new anomalous areas.  Coincidental geophysical anomalies suggest that the mineralization occurs in the form of steeply dipping fold or shear structures.  The association of a prominent fault and tillite floor rocks to the south is a very similar structure to that at the ‘A-type’ resource body and supports the interpretation that this occurrence is likely to be analogous to the ‘A-type’ mineralization which is known to be amenable to lower cost extraction techniques.

Konkola West

During the 2008 field season, exploration established the existence and extent of an Ore Shale horizon along the western margin of the Konkola Dome (south of the ‘A’ Resource Body).  A shale unit, approximately 100 meters wide containing anomalous values of Co and Cu has been located in an area of very deep soil cover.  Surface material (“float”) from this area was found to contain up to 0.1% Co and 0.2% Cu.  This area is referred to as the “Konkola West” area. Two future drill targets have been outlined in this area based on that season’s work, in particular, the use of termite hill sampling.  Based on the current interpretation, it appears that the target horizon has a north-south strike extent of about 3 km before crossing into the Democratic Republic of Congo (“DRC”).

A second anomaly with a much stronger geochemical response occurs further to the west of the “Ore Shale” target described above.  The area is referred to as the “Fault Target” and appears to be the result of a fault or shear zone mineralization and may therefore be similar in character to the ‘A-type’ cobalt anomaly.

Further information with respect to the Nama properties is given in Exhibits 14c, 14d and 14g.

PGE’s

Rooipoort & Mapochs Platinum, Gold, Palladium /Ni/Cu (“PGM”) Project - South Africa

The Rooipoort rights, previously held by Eersteling Gold Mine, have been transferred into Maid O’ the Mist, which is a wholly owned subsidiary of the Corporation.  Maid O’ the Mist is the vehicle that will be used to manage the Rooipoort platinum exploration program.

An application in terms of the provisions of the applicable Act is in progress to treat the 5 adjoining prospecting rights at Rooipoort as a single right and to extend the period of this consolidated right for a further three years.

The prospecting rights granted to the Corporation to prospect for Platinum Group Elements (PGE)s on the major portions of the Mapochsgronde tribal trust land are currently in the process of registration.  A further application has been made for an adjoining property to the north of the current rights applied for.  The Corporation is still waiting the issuing of the prospecting right following its registration.

The Corporation is actively seeking Joint-Venture partnerships for its Rooipoort and Mapochsgronde properties.

Further information with respect to the Rooipoort property is given in Exhibits 14c, 14f and 14g.

Gold

Zimbabwe Exploration – Gold

The Corporation’s exploration activities in Zimbabwe are conducted by Blanket’s exploration department.  Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering an area of about 2,500 hectares.  Forty seven (47) of these claims are registered as precious metal (gold) blocks covering 415 hectares and  31 claims were pegged and are registered as base metal (Cu, Ni, As) blocks covering a total area of 2,085 hectares.

Blanket’s main exploration efforts have been and continue to be focused in certain key areas in the Gwanda Greenstone Belt that are within economic trucking distance of the Blanket plant such as GG prospect and the Mascot Project Area, which are  believed to have the greatest potential of success.

Drilling programs were carried out at GG over the past 5 years.  Thirteen diamond cored holes were drilled amounting to 2,336 meters of drilling.  Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200 m.  A prospect shaft has been sunk down to the first level as a first step to exposing the mineralization.

At GG, further core drilling from the surface will be done in 2011 to establish the strike extent of previously established mineralization.  In addition, the existing prospect shaft will be deepened and underground development on the first and second levels will be advanced to expose the extent of the mineralization and to facilitate evaluation, sampling and mine planning.  Depending on the outcome of exploration work, the earliest that production could commence at GG could be in mid-2012 with daily production estimated to be up to a maximum of  200 hundred tonnes of ore per day which could be trucked to the Blanket plant for processing.

The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) each of which extend down to depths of up to 450 meters and other infrastructure, much of which is in need of extensive rehabilitation.  Each of these shafts operated until the mid-1960’s after which production ceased due to the increasing political difficulties at that time and the limitations of the technology that was then available.  Blanket management believe that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably on a sustainable basis, and not just at the prevailing high gold price.  The rehabilitation and installation of infrastructure at Mascot and Eagle Vulture mines continues and is at an advanced stage and underground activities are planned to resume in the 2nd quarter of 2011.  Depending on the rate and extent of rehabilitation and a favourable outcome of exploration work, the earliest that production could commence at the Mascot Project Area would be in early 2012 with the maximum eventual daily production anticipated at a rate of up to  400 hundred tonnes of ore per day from these three shafts.  Such mined ore would then be trucked to the Blanket plant.

Blanket is formulating an exploration and project development strategy to prioritize work on its other properties in the Gwanda area

Outlook

The outlook for the aforementioned exploration properties is not possible to quantify.  Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  The Corporation manages this risk by using well-qualified exploration professionals.  Continuing lower prices for platinum group metals and reduced investor appetite for South African base metals has resulted in a severe contraction of exploration expenditures for platinum group metals by mining companies and could negatively affect the likelihood of the Corporation negotiating joint venture agreements for its wholly-owned PGE exploration properties.

The Corporation intends, where possible, to continue to focus its exploration activities of prospective properties by developing the properties through strategic alliances with other mining companies and metal producers.

The Zimbabwe economy continues to be depressed and Zimbabwe’s economic capacity may struggle to expand further.  Pressure for unrealistic wage and price increases from labour and Zimbabwean suppliers continues.  There is also continuing pressure for higher taxes, both from national and local government and Blanket has accepted increased supply tariffs from the state-owned electricity utility (ZESA) to secure a more reliable power supply. The resuscitation of the mining industry is a stated high priority of the Government as its ability to quickly generate foreign currency is of paramount importance, but blatant political manoeuvring may over take this.  Notwithstanding these difficulties, and in the absence of any unforeseen changes to the operating and commercial environment, Blanket has now achieved sufficient critical mass and should be able to realise substantial economies of scale and an improvement in its cash-generative capacity.  The expanded capacity of the Blanket metallurgical plant to a daily rate of approximately 1,800 tonnes enables it to immediately treat additional feed material from the Blanket underground and from the GG and Mascot area mines if the planned exploration/development work in the outside areas is successful.

However, the Government’s aim to foster the rapid regeneration of the Zimbabwean mining sector has been severely undermined by recent regulations and other pronouncements which seek to enforce stringent indigenization requirements which will deter new investment into the Zimbabwean mining industry and contract the mining industry.  Caledonia’s proposed response to the indigenization requirements is discussed below.

The Zimbabwe Indigenization and Economic Empowerment Act (the “Act”) became law in March 2008. The law seeks to ensure that at least 51% of all businesses in Zimbabwe are held by Indigenous Zimbabweans. In February 2010, the Minister for Youth Development, Indigenization and Empowerment (the “Minister”) issued Regulations which gave effect to the Act.

In June 2010 a second set of regulations were issued amending the initial requirements. Consultations have taken place between the Government and the Chamber of Mines Zimbabwe (“COMZ”). The final outcome of consultations is still unclear and the Corporation is not able to finalise its plans until clarity has been provided.  However, the Corporation remains committed to the implementation of indigenization to a level and on terms that are commercially acceptable and technically sustainable for the Caledonia’s investors, the mine and its employees.

The Company has submitted an Indigenization Plan to the Government but has not received any meaningful response.

Caledonia Licences
Existing Copper Mines
Nama Licence Group
Chingola
Kitwe
Ndola
Luanshya
Kashiji
Kadola Licence Group
Kabwe
Lukulu
Lusaka
Mulonga Plains Property
Livingstone

General Comments

Caledonia’s activities are centered in Southern Africa.  Generally, in the gold mining industry the work is not seasonal except where heavy seasonal rainfall can affect surface mining or exploration.  Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time.  However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations.

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

- Blanket Mine (1983)(Private)( Limited)

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

The sale of Barbrook gold mine indirectly owned by the Company through its ownership of 100% of the shares of Barbrook Mines Limited was concluded on May 31, 2008.

(b)

Zimbabwe:

The Blanket Mine, in Zimbabwe, which the Company indirectly owns through its ownership of 100% of the shares of Blanket Mine (1983) (Private) Limited, the owner and operator of the Mine, is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the Mine.  As is noted above the Company completed the  #4 shaft expansion project in late 2010.  To May 2011 Blanket had expended approximately the equivalent of $10,000,000 (Cdn.) on the Mine and plant expansion. Due to lack foreign currency as a result of lack of payment by the Reserve Bank of Zimbabwe (“RBZ”) for gold sold during 2008, gold production was suspended at Blanket Mine in October 2008 and only recommenced in April 2009 once Blanket had received the Gold Dealing and Export licenses necessary to allow Blanket to export its gold to a refiner of its choice. It was estimated in May 2009 that, to complete the Mine plant expansion and achieve production of 40,000 ounces of gold per annum, would require the further expenditure of approximately US$2,200,000. The necessary funding was raised via local borrowings and from Blanket’s cash flow.  The approximately $US 3 million foreign currency owed to Blanket Mine for unpaid gold sales by the RBZ was converted into a Special Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate.  This bond plus interest is guaranteed by RBZ but remains outstanding at the end of 2010.

5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 A

Operating Results

The following information is given for the last three fiscal year-ends of the Corporation:

C$000’s except for earnings per share amounts.	December 31, 2010	December 31, 2009	December 31, 2008
Revenue from sales	22,401	11,559	7,696
Net income (loss) before income tax and discontinued operations :	3,687	(3,091)	(4,504)
Discontinued operations	-	-	(463)
Net Income (loss) before discontinued operations , after tax	2,257	(3,950)	(4,940)
Net income/(loss) per share - basic and diluted	$0.0045	($0.008)	($0.010)
Comprehensive Income (loss)	1,746	(4,503)	(4,880)
Total assets	27,488	22,090	23,657
Total long-term liabilities	4,017	2,589	1,153
Cash dividends declared per share	Nil	Nil	Nil

Corporation achieved a gross operating profit of $8,278,000 for the year ($2,916,000 – 2009 and     $3,039,000 – 2008) on gold sales of 17,598 ounces (10,517 – 2009 and 8,364 – 2008) at an average gold price of $1,273 ($1,099 – 2009 and $920 – 2008).

Total gold production for the year was 17,707 ounces (11,295 – 2009 and 7,687 – 2008) which was negatively affected by power interruptions during the first 11months of the year.

The profit after tax of $2,257,000  is affected  by the unusually large non-operating, non-cash flow items totalling $3,489,000 ($4,830,000 – 2009 and $2,237,000 – 2008) being mainly made up from the impairment of mineral property $577,000 ($1,434,000 – 2009 and $1,168,000 – 2008) , the write down of the RBZ Gold Bonds of $1,040,000 ($2,502,000 – 2009 and  $526,000 – 2008), an unrealized foreign exchange loss of $229,000 ($207,000 loss – 2009 and $297,000  loss – 2008) and a future tax liability charge of $1,427,000 ($859,000 – 2009 and $Nil – 2008).

As a result of the dollarization of the Zimbabwean economy in February 2009, Blanket’s functional currency changed to the US dollar and thus the unrealized foreign exchange loss, on translation, of $466,000 ($600,000 – 2009)  was debited to other accumulated comprehensive loss and not to the unrealized exchange loss in the Statement of Operations and Comprehensive Income/ (Loss).

Finance charges paid amounted to $267,000 ($95,000 – 2009 and $103,000 – 2008) and were as a result of Blanket requiring borrowed funding.

During 2010, the Corporation invested $7,290,000 in capital assets and mineral properties ($1,547,000 in 2009 and $3,023,000 in 2008).   Of the amount invested in 2010, Blanket accounted for $6,623,000 ($860,000 - 2009), Nama accounted for $630,000 ($616,000 - 2009) and Rooipoort accounted for $37,000 ($44,000 - 2009).

The basic and diluted net income per share  for 2010 was $0.0045 ($0.008 loss in 2009 and $0.010 loss in 2008). This has been calculated using a weighted average number of shares of 500,169,280 (500,169,280 in 2009 and 498,450,650 in 2008) and a diluted weighted average number of shares of 503,471,910 (500,169,280 – 2009 and 499,217,712 – 2008).

As at December 31, 2010, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Shareholders’ Equity
	As at December 31, 2010	As at December 31, 2009
Issued common shares	196,125	196,125
Contributed surplus	2,305	1,951
Other comprehensive income/(loss)	(1,061)	(550)
Deficit	(178,527)	(180,784)
Total	18,842	16,742

 The increase in other comprehensive income is attributable to the adoption of the current rate method of translation of the Zimbabwean operations from US dollars into Canadian dollars as explained in Foreign Currency Translations policy.  During 2010, $466,000 ($600,000-2009) was charged to other comprehensive income/ (loss).

B.     Trend Information

With the completion of the No. 4 Shaft expansion project, annual gold production will increase from the 2010 levels of 17,000 ounces to approximately 40,000 ounces pa during 2011. It is anticipated that the employee headcount will increase to approximately 820 employees. The productions costs per ounce are therefore expected to reduce significantly at the 40,000 ounce production level as the fixed employment costs are amortized over higher monthly production volumes.

Sales revenues are also expected to benefit from the increasing gold price as no production is hedged.

6.

INVESTING

During  2010 Caledonia invested $7,290,000 ($1,547,000- 2009) in capital assets and mineral properties.  Of the amount invested $630,000 ($616,000-2009) was spent at Nama and $6,623,000 ($860,000) at Blanket.

7.

FINANCING

Caledonia financed its operations, except Blanket, using funds on hand.  No equity raisings took place in 2010.  Caledonia’s operations will be financed from existing cash resources and dividend payments from Blanket.  Blanket was granted a facility of US$2.5 million by its bank in Zimbabwe and had an outstanding balance of $747,000 ($588,000-2009) by year end.

8.

LIQUIDITY AND CAPITAL RESOURCES

With the increase of production at Blanket, inventory levels of consumables, spares and gold in process have risen marginally to $2,626,000 ($2,589,000-2009).  Accounts payable levels of $3,882,000 ($2,171,000-2009) have increased accordingly with production . Despite capital expenditure of $7,290,000 ($1,547,000-2009) in the year, Blanket only had $747,000 ($588,000 – 2009) of bank borrowing outstanding at the year end.  The Rand Refinery payments continue to be cleared within the contracted  period thereby assisting the cash flow.

Caledonia has potential liabilities to do rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated current cost of $1,731,000 ($1,730,000-2009).

9.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

10.    CONTRACTUAL OBLIGATIONS

	Payments due by Period – in thousands of Canadian Dollars
	Total	Within 1 year	1-3 years	3-5 years	More than 5 years
Short term debt	747	747	-	-	-
Purchase obligations	3,882	3,882	-	-	-
Asset retirement obligations	1,731	-	-	-	1,731

11.    RELATED PARTY TRANSACTIONS

The Corporation had the following related party transactions measured at the exchange amount:

C$ 000s	2010	2009	2008
Fees and allowances paid to a Corporation which provides the services of the Corporation's President and CEO	552	558	635
Rent for office premises paid to a company owned by members of the President’s family	49	50	43
Interest paid to Directors on outstanding fees and expenses	-	-	4
Other fees paid to Directors	-	62	65
Legal fees paid to a law firm where a Director is a partner	58	53	117
Fees, allowances and interest paid to the past Chairman of the Board	38	150	334

The Corporation has a management agreement with Epicure Overseas S.A. (“Epicure”), for management services provided by the President and CEO.  The Corporation is required to pay a base annual remuneration and an expense allowance adjusted for inflation and bonuses as set out in the agreement.  In the event of a change of control of the Corporation, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.

12

CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, future tax liabilities, and the recoverable amount of the RBZ Bonds.  As significant impairment provisions have already been made against the assets, and there is a reasonable level of certainty around the estimates, it is considered unlikely that any change in estimates would result in a material impact on the results of Caledonia.  The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago.  The estimation for Blanket was recalculated before December 31, 2009.  The estimations are accreted annually at rates between 1.7% and 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations.

The following accounting policy changes have been adopted as of January 1, 2010 and are more fully described in the Consolidated Financial Statements.

Changes in accounting policies:

Financial Instruments

Financial instruments — recognition and measurement, Section 3855

This Section has been amended to clarify the application of the effective interest method after a debt instrument has been impaired.  This amendment is effective for fiscal years beginning on or after July 1, 2009. There was no the financial statements having adopted this amendment.

Recently issued accounting pronouncements issued and not yet effective.

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling interests.  Section 1582 replaces section 1581 and establishes standards for the accounting of a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

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

Section 3855 Financial Instruments – Recognition and Measurement has been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes.  This amendment applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted.

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

Caledonia is assessing the adoption of IFRS for 2011 by using the services of an independent consultant to produce an Impact Assessment Report (“the Report”) and to prepare a draft template of the new IFRS compliant financial statements.  The Report sets out the preliminary assessment of the potential impact of Caledonia’s conversion from Canadian GAAP to IFRS and was based on Caledonia’s publicly reported financial information for the year ended 31 December 2008.

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

It should also be noted that the Report primarily focuses on differences between IFRSs and Canadian GAAP from a recognition and measurement perspective and did not deal with disclosure requirements (except for the IFRS 1 disclosures), which have now been addressed via the preparation of the Financial Statement template..

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

•

Business combinations

•

Deemed cost on property, plant and equipment

•

Mineral property valuation.

•

Decommissioning liabilities

•

Exploration and evaluation assets

With the assistance of consultants Caledonia has prepared the IFRS compliant financial statement template for January 1, 2010. This template will be used to produce the 1st quarter 2011 interim financial statement in terms of the conversion to IFRS.

As Zimbabwe has emerged from a hyperinflationary environment into a US dollarized economy in 2009, a revaluation exercise has taken place on property, plant, and equipment (“PP&E”) for the 2009 IFRS compliant annual financial statements in Zimbabwe.  The residual values and useful remaining lives have also been reviewed.  The outcome of this exercise will be evidenced in Caledonia’s financial statements on transition to IFRS in 2011.  Initial indications are that PP&E net book value would be approximately $15 million higher and the resulting amortization expense is expected to be approximately $1.9 million higher on an annual basis.

It is also anticipated that the decommissioning liabilities under IFRS could be approximately $350,000 higher.

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

The fair value of the Corporation’s financial instruments approximates their carrying value unless otherwise noted.  The types of risk exposure and the way in which such exposures are managed are as follows:

(a)   Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar, mainly the South African Rand and the US$. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian dollars in the Corporation’s consolidated financial statements.

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

Below is a summary of the cash or cash equivalents denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar.  The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

C$‘000s	2010		2009
	US Dollars	SA Rand	US Dollars	SA Rand
Cash	1,054	13	1,230	40
Bank overdraft	747	-	588	-
Accounts Receivable Receivable	1,705	578	2,122	233
Accounts payable	1,637	902	1,658	689

The table below illustrates by how much a 5% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

C$‘000s	2010		2009
	US Dollars	SA Rand	US Dollars	SA Rand
Cash	53	1	59	2
Bank overdraft	37	-	29	-
Accounts receivable	85	29	106	11
Accounts payable	82	45	83	33

(b)   Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free apart from short term borrowings utilized in Zimbabwe.  The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries and this can have an effect on the results of the Corporation due to higher interest rates being paid in African countries compared to Canada. Cash held in interest bearing accounts amounted to $1,145,000 ($1,624,000- 2009) and short term borrowings in Zimbabwe were $747,000 ($588,000 – 2009). At December 31, 2010, with all other variables unchanged, a 1% change in interest rates would result in an increase of interest expense of $8,000 ($6,000 expense – 2009).

The interest payable on the RBZ Bonds is subject to the same recovery risk as the principle amount. All accrued interest has been written off as at December 31, 2010 as payment in the near term is considered unlikely.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations.

(c)   Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s RBZ Bonds. The amount owing by the RBZ is no longer increasing as gold is no longer being sold to the RBZ. As the remaining value of the Bonds has been written off in 2010 credit exposure to RBZ is eliminated.

Current gold sales are made to Rand Refineries in South Africa and the payment terms  stipulated in the service delivery contract have been adhered to in all instances.

(d)   Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is always sufficient capital to meet its estimated cash requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe certain insurance cover at Blanket has been reinstated. The Zimbabwean operations are now covered for Public Liability risk, assets all risk and Comprehensive cover on all motor vehicles.

 (e)   Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain key or high cost operating consumables can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold. Recent $US gold price movements have been ascending but the effect of devaluation of the US$ against the Canadian $ and the South African Rand has mitigated against the higher US$ gold price.

Caledonia has not hedged any of its past or future gold sales.

14.       CAPITAL MANAGEMENT

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration potential of its mineral properties.

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

In order to maximize ongoing exploration efforts, the Corporation does not pay dividends.

Shareholders’ Equity
	As at December 31, 2010	As at December 31, 2009
$ Thousands Cdn.
Issued common shares	196,125	196,125
Contributed surplus	2,305	1,951
Other comprehensive income/(loss)	(1,061)	(550)
Deficit	(178,527)	(180,784)
Total	18,842	16,742

The increase in other comprehensive income is attributable to the adoption of the current rate method of translation of the Zimbabwean operations from US dollars into Canadian dollars as explained in Foreign Currency Translations policy.  During 2010 $466,000 (600,000 2009) was charged to other comprehensive income/ (loss).

15.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A

Directors and Senior Management

A brief profile of each of the Directors and the senior management is given below:

Carl Jonsson, LL B- Chairman, Director, Secretary and legal adviser to Caledonia

Mr. Jonsson is a lawyer and has been associated with the resource industry for over 40 years.  In his legal practice he has specialized in securities and corporate work. He has been a director of Caledonia since February 1992 and prior to that date he was a director of one of its predecessor companies, Golden North Resources Inc.  Mr. Jonsson resides in Vancouver, British Columbia, Canada and is a principal of the law firm Tupper, Jonsson and Yeadon.  Mr. Jonsson acts as the Company’s principal Canadian lawyer.  Mr. Jonsson sits on the board of directors of several companies in Canada, including Acrex Ventures Ltd., Bonterra  Energy Corp. (formerly Bonterra Energy Income Trust), Comet Industries Ltd., Dolly Varden Resources Inc., and Earthworks Industries Inc. – (Secretary only)

Stefan E. Hayden, Director,  President and Chief Executive Officer

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

With his wide managerial, electrical and mechanical, and mining experience Mr. Hayden has acted as technical advisor to numerous mines and companies in Southern Africa.  Prior to the Caledonia acquisition, Mr. Hayden as the Chief Executive Officer of Eersteling Gold Mining Company Limited and Barbrook Mines Limited was responsible for both operations. He joined Caledonia in 1995 and was appointed Managing Director, African Operations responsible for the development of Caledonia’s business in Africa. In June 1996, Mr. Hayden was elected as a Director of Caledonia and subsequently appointed Deputy Chairman of Caledonia. In January 1997 he was appointed Chairman of Caledonia and in June 1997 the position of President and Chief Executive Officer was added to his responsibilities. In February 2005.

James Johnstone, B.Sc., ARCST, P.Eng., Director

A graduate-mining engineer Mr. Johnstone has 40 years experience in mine operations in North America, Africa and Europe. He has experience in both underground and open pit operations.  For the 20 years prior to his retirement he was employed as General Manager or Vice-President Operations for mining companies producing gold, base metals and industrial minerals. Mr. Johnstone has been responsible for the construction, start up and commissioning of two major mines in addition to the commissioning of Caledonia's Filon Sur operation. He has also been involved in the orderly closure of three operations. He has operated successfully in environmentally sensitive areas and has a good understanding of the permitting process in Canada and the United States. Mr. Johnstone joined Caledonia in April 1997 as Vice President Operations and was responsible for Caledonia's operations in Zambia and South Africa and for all activities in Canada. He was elected a Director of Caledonia in June 1997. He retired from active employment with Caledonia in September, 2006.

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

Steven Curtis, CA(SA) – Director,Vice-President Finance and Chief Financial Officer

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

Mr Babensee was formally a non-executive Director and a member of the audit, compensation and nominating committees of Apollo Gold Corporation (now Brigus Gold Corporation), which is listed on the Toronto, New York and American Stock Exchanges whose business focus is on gold exploration, development and production in North America and has gold exploration, development and producing assets in Canada, the USA and Mexico.

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

Mark Learmonth - Vice President, Corporate Development and Investor Relations

Mr Learmonth joined Caledonia in July 2008. Prior to this, he was a Division Director of Investment Banking at Macquarie First South in South Africa, and has over 17 years experience in corporate finance and investment banking, predominantly in the resources sector. Mr Learmonth graduated from Oxford University and is a chartered accountant.

Caxton Mangezi – General Manager Blanket Mine

Mr Mangezi who holds a Certificate in geology and survey,  a Miner’s Ticket, and a Mine Manager’s Diploma, joined Blanket Mine in February 1969 as a sampler progressing to mine survey and geological technician. He switched to mining as a Learner Mine Official graduating in 1974 and was appointed to the position of overseer miner. He continued to rise through the ranks to the position of Underground Manager in 1981 and was appointed Resident  Manager in 1988 and  then  General  Manager/ Director in 1993 the position he still holds today.

Arrangements, Understandings, etc.

To the best knowledge of Caledonia, there are no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B

Compensation

The amount of compensation paid, and benefits in kind granted to Caledonia’s directors who are also senior management is given under the "Summary Compensation Table" on page 10 of the 2010 Information Circular attached as Exhibit # 14b, incorporated herein by reference.

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

Details concerning Caledonia’s Board Composition, Audit, Compensation, Nominating, Disclosure and Corporate Governance committees are given in the 2010 Information Circular attached as Exhibit #14b.

The following persons – all of whom are Directors – comprise the following committees:

Audit	Compensation	Governance	Nominating	Disclosure
R W Babensee	R W Babensee	S E Hayden	S E Hayden	S E Hayden
F C Harvey	C Jonsson	C Jonsson	C Jonsson	C Jonsson
J Johnstone				S R Curtis

Terms of reference of the Audit Committee are given in the Charter of the Audit Committee.  The Charters of Company Committees are available on the Company’s website at www.caledoniamining.com or, on request, from the Company’s offices listed in Section 4A of this report.

D

Employees – of Caledonia and its subsidiaries

The average, approximate number of employees, their categories and geographic location for each of the last 5 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location etc.	2006	2007	2008	2009	2010
Total Employees
South Africa (African Office)	7	7	9	8	10
Zimbabwe	770	700	500	750	794
South Africa (Mine Security and Operations and Exploration)	1	1	-	2	1
Zambia (Head Office and Security)	8	8	8	8	8
Total Employees at all Locations	786	715	517	768	813

Management and Administration:
Employee Locations:	2006	2007	2008	2009	2010
Canada	-	-	-	-	-
Zimbabwe	4	4	4	9	30
South Africa (African Office)	6	6	7	7	7
South Africa (Exploration and Operations)	1	1	1	2	2
Zambia (Head Office and Security)	2	4	4	4	4
Total Management and Administration	13	15	15	22	43

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

(b)

Share purchase options outstanding as of May 31 2011 – being as to a total of 42,540,000

Name	Exercise Price C$	Expiry Date	Number of Options
FC Harvey	0.07	24 April , 2012	2,000,000
FC Harvey	0.07	18 March, 2013	400,000
FC Harvey	0.13	31, January, 2016	1,600,000
SE Hayden	0.07	24 April , 2012	4,000,000
SE Hayden	0.07	18 March, 2013	6,000,000
SE Hayden	0.13	31, January, 2016	3,000,000
J Johnstone	0.07	24 April , 2012	2,000,000
J Johnstone	0.07	18 March, 2013	400,000
J Johnstone	0.13	31, January, 2016	1,600,000
C Jonsson	0.07	24 April , 2012	1,450,000
C Jonsson	0.07	18 March, 2013	1,000,000
C Jonsson	0.13	31, January, 2016	1,600,000
E Merringer	0.07	18 March, 2013	70,000
A Lawson	0.07	29 April ,2014	60,000
A Lawson	0.07	18 March, 2013	75,000
A Lawson	0.13	31, January, 2016	75,000
T Pearton	0.07	29 April ,2014	150,000
T Pearton	0.07	18 March, 2013	400,000
T Pearton	0.13	31, January, 2016	250,000
SR Curtis	0.07	11 May, 2016	300,000
SR Curtis	0.07	31 May, 2012	400,000
SR Curtis	0.07	18 March, 2013	2,300,000
SR Curtis	0.13	31, January, 2016	2,500,000
Caledonia Holdings Africa(1)	0.07	31 May, 2012	900,000
Caledonia Holdings Africa(1)	0.07	18 March, 2013	600,000
Caledonia Holdings Africa(1)	0.13	31, January, 2016	2,075,000
R Babensee	0.07	23 March, 2014	500,000
R Babensee	0.13	31, January, 2016	1,750,000
Dr P Maduna	0.07	18 March, 2013	300,000
Dr P Maduna	0.13	31, January, 2016	100,000
M Kater	0.07	18 March, 2013	75,000
M Kater	0.13	31, January, 2016	75,000
M Learmonth	0.07	1 July, 2013	1,000,000
M Learmonth	0.13	31, January, 2016	1,500,000
A Pearton	0.07	18 March, 2013	100,000
A Pearton	0.13	31, January, 2016	75,000
J Liswaniso	0.07	18 March, 2013	100,000
J Liswaniso	0.13	31, January, 2016	100,000
A Tang	0.07	18 March, 2013	250,000
E Yeo	0.07	18 March, 2013	750,000
J Yu	0.07	18 March, 2013	500,000
S Smith	0.13	31, January, 2016	60,000
P Human	0.13	31, January, 2016	100,000
TOTAL			42,540,000

(1)

The options granted to Caledonia Holdings (Africa) Limited – a subsidiary of Caledonia – are for the benefit of certain employees of a subsidiary of Caledonia.

16.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Significant shareholders

To the best of Caledonia's knowledge, as of December 31, 2010 there are two known shareholders that beneficially own, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia – being Epicure Overseas SA of Panama, which is believed to control 29,470,667 (5.89%) shares of the Company and Pinetree Resource Partnership which is believed to control 37,910,000 (7.58%) shares of the Company

The only shares issued by Caledonia are common shares.    All shareholders have the same voting rights as all other shareholders of Caledonia.

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

B

Related party transactions

During 2010 the Company made payments pursuant to what are designated as related party transactions.  Details are provided in Note 14 to the 2010 Annual Financial Statements attached as Exhibit 14.a and in Clause 10 on page 27 hereof.

There were no loans outstanding as at December 31, 2010 to any Company directors, officers or employees.

17.

FINANCIAL INFORMATION

A

Consolidated Statements and Other Financial Information

Attached as Exhibit 14a is the 2010 audited Consolidated Annual Financial Statements of Caledonia, which are incorporated herein by reference. Note 23 of these financial statements titled "Generally Accepted Accounting Principles in Canada and the United States" compares the differences in GAAP between the two countries.

The 2010 consolidated financial statements have been audited by BDO Canada LLP and comprise the following:

Auditor’s Report

Comments by Auditors for U.S. Readers

Balance sheet

Statement of Changes in Shareholders’Equity

Statement of Operations and Comprehensive Loss

Statement of cash flows

Summary of significant accounting policies

Notes to the consolidated financial statements

Caledonia has no significant ongoing legal or arbitration proceedings at May 31, 2011.

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

The trading history is as follows:

(a)

5 Year Market Trading Record - for the following calendar years:

Stock Exchange	2006	2007	2008	2009	2010
TORONTO ($Cdn.)
High	$0.23	$0.23	$0.20	$0.095	$0.17
Low	$0.095	$0.09	$0.03	$0.05	$0.055
Volume (1000s)	132,323	105,226	119,534	99,885	77,420
NASDAQ (US$)
High	$0.204	$0.20	$0.205	$0.084	$0.16
Low	$0.082	$0.07	$0.03	$0.045	$0.052
Volume (1000s)	212,028	187,988	170,944	79,107	59,282
LONDON (UK pence)
High	11.0p	9.0p	10.0p	6.2p	9.5p
Low	4.9p	4.09p	2.5p	2.5p	3.5p
Volume (1000s)	12,240	8,530	2,099	1,031	1,068

(b)

2 Year Market Trading Record by Quarter for the last 8 quarters – ending March 31, 2011

Stock Exchange	London AIM		TSE		NASDAQ
Share Price	High	Low	High	Low	High	Low
2009 - 2nd Qtr	6.2p	3.8p	$0.10	$0.05	$0.08	$0.05
2009 - 3rd Qtr	4.5p	3.5p	$0.07	$0.05	$0.07	$0.05
2009 - 4th Qtr	5.9p	3.6p	$0.09	$0.05	$0.08	$0.05
2010 - 1st Qtr	4.3p	4.0p	$0.07	$0.06	$0.07	$0.06
2010 - 2nd Qtr	4.8p	4.1p	$0.07	$0.06	$0.075	$0.053
2010 - 3rd Qtr	4.8p	3.5p	$0.07	$0.055	$0.07	$0.052
2010 - 4th Qtr	9.5p	4.8p	$0.17	$0.07	$0.16	$0.07
2011 - 1st Qtr	9.99p	7.1p	$0.145	$0.115	$0.158	$0.124

(c)

6 Month Market Trading Record by Month – October 2010 to March 2011

Stock Exchange	London AIM		TSE		NASDAQ
Share Price	High	Low	High	Low	High	Low
October 2010	6.5p	4.8p .	$0.10	$0.07	$0.098	$0.07
November 2010	9.0p	6.0p	$0.17	$0.085	$0.16	$0.11
December 2010	9.5p	8.0p	$0.16	$0.12	$0.16	$0.094
January 2011	9.9p	8.1p	$0.145	$0.115	$0.158	$0.126
February 2011	9.0p	8.1p	$0.14	$0.125	$0.149	$0.126
March 2011	8.7p	7.1p	$0.14	$0.125	$0.15	$0.124

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

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2010.

As required by Rule 13(a)-15 under the Exchange Act, in connection with this annual report on Form 20-F, under the direction of our Chief Executive Officer, we have evaluated our disclosure controls and procedures as of December 31, 2010, and we have concluded our disclosure controls and procedures were ineffective and that certain disclosable material weaknesses existed, as at December 31, 2010 as disclosed below.

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

The Company has a Disclosure Committee consisting of three Directors , and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities and to allow timely decisions regarding required disclosures.

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

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2010 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation has engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework.  Prior to this engagement, management concluded that the following disclosable material weakness existed and still exist as at December 31, 2010.

Based on the above and having carried out a review of the independent consultants report on the effectiveness of the Corporation's internal controls over financial reporting, management concluded that our internal control over financial reporting was not effective as of December 31, 2010, due to the existence of material weakness as described in greater detail below.

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

As a consequence of the above, an additional accounting member of staff was recruited in November 2009 to the Corporation’s Africa office in Johannesburg to improve the segregation of duties and lighten the work load of existing staff.  Both disclosure control and procedure objectives have now  been met.

Management has concluded, and the Audit Committee has agreed that taking into account the present stage of the Corporation’s development, the Corporation does not have sufficient size and scale to warrant the hiring of any more additional staff to correct further segregation of duties weakness at this time.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations  and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

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

There were no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.   See also the information given in section 5A with respect to critical accounting policies.

25A

Audit Committee Financial Expert

(a)

Caledonia’s Board of Directors has determined that the three members of its Audit Committee are all financially literate and one of the members can be considered to be an expert.

(b)

The financial expert serving on the audit committee is Mr. Robert W. Babensee.  Mr. Babensee, and Messrs. F.C Harvey  and J. Johnstone  are all independent directors under the NASDAQ rules.

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

(c)

The text of this code of ethics has been posted on the Company website at http://www.caledoniamining.com

25C

Fees charged by principal auditors

(a)

The fees charged or estimated for the past two fiscal years for auditing and the other services  by the Company’s auditors have been:

	2009	2010
Audit fees	201,531	183,972
Audit – related fees	18,485	15,000
Tax fees	-	-
All other fees	-	-
TOTAL	220,016	198,972

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

PART 3

26.

FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of Caledonia at December 31, 2010, 2009 and 2008 are attached as Exhibit 14a by reference.

27.

FINANCIAL STATEMENTS

The registrant has elected to provide financial statements pursuant to Item 17 that include, as Note 23 the differences between Canadian and US GAAP's.

28.         EXHIBITS

The following are attached to and form part of this

Statement and are incorporated herein by reference:

12.   Certifications Pursuant to Rule 13a-14(a)(17CFR240.13a-14(a) or Rule 15d-14(a)(17CFR240.15d-14(a).

13.

A Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.a

Caledonia Mining Corporation, 2010 Consolidated Annual Audited Financial Statements.

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

DATED at Johannesburg, South Africa, on the 30 day of June, 2011.

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

Date:  June 30, 2011

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

Date:  June 30, 2011

(signed)  Steven Curtis

Vice- President Finance and Chief

Financial Officer

EXHIBIT #13

CALEDONIA MINING CORPORATION

Certifications Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Stefan E. Hayden, President and Chief Executive Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

June 30, 2011

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

June 30, 2011

A signed original of this written statement required by Section 906 has been provided by Steven Curtis and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT #14a

CALEDONIA MINING CORPORATION

2010 ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements of Caledonia Mining Corporation (“the Corporation or Caledonia”) have been prepared in conformity with generally accepted accounting principles applied in Canada and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Financial information used elsewhere in the Annual Report is consistent with that in the financial statements. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

The Corporation maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide adequate assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual consolidated financial statements and expressing an opinion on them.

Management has determined that as a result of the relatively small size of the Corporation’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR.

In order to mitigate the risk of material misstatement in the Corporation’s consolidated financial statements, the Corporation implemented additional cash flow review and monitoring controls at head office on a monthly basis. Also as part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional year end procedures and no evidence of fraudulent activity was found.

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

Independent Auditor’s Report

To the shareholders of Caledonia Mining Corporation

We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of changes in shareholders’ equity, operations and comprehensive income and loss and cash flow for each of the years in the three year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Caledonia Mining Corporation as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2010, in accordance with Canadian Generally Accepted Accounting Principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the Basis of Presentation and Going Concern paragraph in the Summary of Significant Accounting Policies in the financial statements which indicates that the Corporation's ability to recover amounts shown for capital assets and mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Corporation to obtain financing and future profitable production. These conditions, along with other matters as set forth in the Basis of Presentation and Going Concern paragraph, indicate the existence of a material uncertainty that may cast significant doubt about the Corporation's ability to continue as a going concern.

 (Signed) BDO Canada LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

Date: March 30, 2011

Consolidated Balance Sheets
(in thousands of Canadian dollars )

December 31	2010	2009
Assets	$	$
Current

Cash and cash equivalents	1,145	1,623
Accounts receivable	2,309	1,547
Inventories (Note 11)	2,626	2,589
Prepaid expenses	114	158
	6,194	5,917

Accounts receivable (Note 10)	-	810
Investments (Note 1)	5	59
Capital assets (Note 2)	5,435	1,336
Mineral properties (Note 3)	15,854	13,968
	21,294	16,173
	27,488	22,090

Liabilities and Shareholders’ Equity
Current
Bank facility (Note 13)	747	588
Accounts payable	3,882	2,171
	4,629	2,759

Future tax liability (Note 6)	2,286	859
Asset retirement obligation (Note 4)	1,731	1,730
	8,646	5,348

Shareholders’ Equity (Note 5)
Share capital	196,125	196,125
Contributed surplus	2,305	1,951
Accumulated other comprehensive income/(loss)	(1,061)	(550)
Deficit	(178,527)	(180,784)
	18,842	16,742
	27,488	22,090

On behalf of the Board:

“S E Hayden”

 Director

“Robert W Babensee”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars )

For the years ended December 31, 2010, 2009 and 2008

				Accumulated
				Other
		Share	Contributed	Comprehensive
	Note	Capital	Surplus	Income/(loss)	Deficit	Total
Balance at December 31, 2007		195,006	1,040	(57)	(171,894)	24,095
Shares issued	5(a)(i)	1,119				1,119
Equity-based compensation expense	5(b)		862			862
Investments revaluation to fair value				(10)		(10)
Reclassification adjustment for other than temporary decline in value				70		70
Net loss for the year					(4,940)	(4,940)
Balance at December 31, 2008		196,125	1,902	3	(176,834)	21,196
Equity-based compensation expense	5(b)		49			49
Investments revaluation to fair value				47		47
Translation loss at Blanket Mine	5(e)			(600)		(600)
Net loss for the year					(3,950)	(3,950)
Balance at December 31, 2009		196,125	1,951	(550)	(180,784)	16,742
Equity-based compensation expense	5(b)		354			354
Reclassification to net income on sale of investment				(45)		(45)
Translation loss at Blanket Mine				(466)		(466)
Net income for the year					2,257	2,257
Balance at December 31, 2010		196,125	2,305	(1,061)	(178,527)	18,842

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Operations and Comprehensive Income and Loss
(in thousands of Canadian dollars except per share amounts)

For the years ended December 31	2010	2009	2008
Revenue and operating costs	$	$	$
Revenue from sales	22,401	11,559	7,696
Royalty expense	(825)	(240)	-
Operating costs (exclusive of amortization below) (Note 12)	(13,298)	(8,403)	(4,657)
	8,278	2,916	3,039

Costs and expenses
General and administrative	2,404	2,147	3,896
Interest (received)/paid	(3)	(264)	(385)
Amortization	566	436	397
Write-down of mineral properties (Note 3)	577	1,434	1,168
Foreign exchange loss/(gain)	50	(248)	1,876
Other expense (Note 8)	997	2,502	591
	4,591	6,007	7,543

Income/(Loss) before income tax	3,687	(3,091)	(4,504)
Income tax (Note 6)	(1,430)	(859)	-
Net Income/(loss) continuing operations	2,257	(3,950)	(4,504)
Net (loss) for discontinued operation	-	-	(436)
Net Income(loss) after discontinued operation	2,257	(3,950)	(4,940)
Revaluation of investments to fair value (Note 1)	-	47	(10)
Reclassification to gain on sale of investment	(45)	-	-
Reclassification adjustment for other than temporary decline in value	-	-	70
Foreign exchange translation loss at Blanket Mine	(466)	(600)	-
Comprehensive Income/(loss)	1,746	(4,503)	(4,880)

Net Income/(Loss) per share
Basic and diluted from continuing operations	0.0045	(0.008)	(0.009)
Basic and diluted from discontinued operations	-	-	(0.001)
Basic and diluted for the year (Note 7)	0.0045	(0.008)	(0.010)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

For the years ended December 31	2010	2009	2008
Cash provided by (used in)

Operating activities	$	$	$
Income/(Loss) from operations	2,257	(3,950)	(4,504)

Adjustments to reconcile net cash from operations (Note 9)	3,489	4,830	2,237

Changes in non-cash operating account balances (Note 9)	822	(1,917)	(1,049)

6,568	(1,037)	(3,316)

Investing activities
Expenditures on capital assets and mineral properties	(7,290)	(1,547)	(3,023)
Proceeds from the sale of an investment	51	-	-
Proceeds on the sale of Barbrook Mine	-	-	9,359
	(7,239)	(1,547)	6,336

Financing activities
Bank facility increase	187	588	(13)
Issue of share capital net of issue costs	-	-	1,119
	187	588	1,106

Cash flows from discontinued operation
Operating activities	-	-	(436)
	-	-	(436
Effect of foreign currency translation on cash	6	(35)	(112)
Increase (decrease) in cash for the year	(478)	(2,031)	3,578
Cash and cash equivalents, beginning of year	1,623	3,654	76
Cash and cash equivalents, end of year	1,145	1,623	3,654

See Note 9 for supplementary cash flow information

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Nature of Business

Caledonia is a mining company with exploration and development activities focused on Africa.  The Corporation’s primary assets are a gold production operation in Zimbabwe (Blanket), a base metals exploration project in Zambia (Nama), platinum group and base metals (PGE) exploration projects in South Africa (Rooipoort/Mapochs) and a non-producing gold mine in South Africa (Eersteling) which has been identified for disposal.

Basis of Presentation and Going Concern

The ability of the Corporation to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves and the ability of the Corporation to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

The Corporation operates in a number of Southern African countries, its interests in the various properties may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Corporation's activities in these areas or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Corporation will be able to realize assets and discharge liabilities in the normal course of business.  The Corporation’s ability to continue as a going concern is dependent upon operating profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities and its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to the fair value of mineral resources, future cash flows associated with capital assets, mineral properties, the net realizable value of the bonds receivable, the obligation under asset retirement obligations, the measurement of stock based compensation and the measurement of future tax assets and liabilities.  The Corporation’s realization of its accounts receivable and its Blanket Mine assets are highly reliant on the monetary policies being implemented by the Zimbabwe government. The amount ultimately recovered could be materially different than the estimated values.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

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

Investments

The marketable security is recorded at fair value. Changes in fair value are recognized in the statements of operations and comprehensive income (loss) except for losses that are considered other than temporary which are recognised in operations.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the metal leaves the mine for delivery to the respective refineries, risk and benefits of ownership are transferred and the receipt of proceeds are substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Amortization on property, plant and equipment is provided on the straight-line basis at rates considered appropriate to reduce book values to estimated residual values over the useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Repairs and maintenance expenditures are charged to operations, major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Eersteling Gold Mine remains for sale but in 2010 is presented as held and used as no buyer has yet been found.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded on plant and equipment but vehicles and computer equipment continue to be amortized. The estimated life of the non-producing assets being amortized ranges up to 5 years.

Assets held for sale and discontinued operations

Eersteling Gold Mining Corporation has been on care and maintenance since 1997 and in 2007 the decision to sell Eersteling was taken by the Board. Despite the fact that Eersteling is still for sale it is not disclosed as an “asset held for sale” as we have not had an offer submitted since 2008.

Eersteling Mine’s results are no longer disclosed under discontinued operations and the comparative figures for 2009 and 2008 have been adjusted accordingly. The information disclosed under discontinued operations relates to Barbrook Mine that was sold in 2008.

	2009	2008
	$	$
Operating costs previously disclosed	8,223	4,438
Add: Eersteling operating costs	180	219
Operating costs currently disclosed	8,403	4,657

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized.  Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally, which is currently the case at Blanket Mine, the straight-line method of amortisation is applied over the estimated life of the mine which is currently up to end of year 2023.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Corporation or from time to time  through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

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

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

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

Asset retirement obligation

The fair value of the liability of an asset retirement obligation is recorded when it is legally incurred and the corresponding increase to the mineral property is depreciated over the life of the mineral property. The liability is adjusted over time to reflect an accretion element considered in the initial measurement at fair value and revisions to the timing or amount of original estimates and for drawdowns as asset retirement expenditures are incurred.

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

(i)

all assets and liabilities are translated at rates at the balance sheet date; and

(ii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

Included in the statement of operations and comprehensive income/loss is an exchange loss of $50 (2009 - gain $248 and 2008- loss $1,876 ).  Due to the translation of Blanket Mine a loss of $466 (2009 - $600) has been disclosed under other comprehensive income/ (loss).

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

3.

Accounts receivables are classified as “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method. The Reserve Bank of Zimbabwe (“RBZ”) Gold Bonds (“the Bonds”)  have been written off in 2010 as the RBZ again failed to redeem the Bonds in July 2010 and also failed to extend the redemption period of the Bonds in the last two Monetary Policy Statements made by the RBZ. Blanket Mine however retains legal title to the Bonds.

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

(in thousands of Canadian Dollars)   December 31, 2010, 2009 and 2008

5.

Accounts payable is classified as “other financial liability”. They are recorded at their fair value upon initial recognition. Subsequent measurement will be at amortized cost using the effective interest rate method.

Changes in accounting policies:

Financial instruments — recognition and measurement, Section 3855

This Section has been amended to clarify the application of the effective interest method after a debt instrument has been impaired. This amendment is effective for fiscal years beginning on or after July 1, 2009. There was no effect on the financial statements due to adopting this amendment.

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

 Section 3855 Financial Instruments – Recognition and Measurement has been amended to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed in February 2008 plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to be effective for interim and annual periods commencing January 1, 2011. The transition date of January 1, 2010 will require the restatement for comparative purposes amounts reported by Caledonia for the year ended December 31, 2010.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

1.

   Investments

The fair value of the investment in Lucara is $Nil (2009 - $54) and the fair value of the shares held in Old Mutual Plc. is $5 (2009 - $5 ). Caledonia sold the Lucara shares in 2010 for $51.

2.

Capital Assets

COST(1)
	As at December 31, 2009	Exchange rate difference	Additions	As at December 31, 2010
	$	$	$	$
Land and buildings	9	1	111	121
Plant and equipment
- producing (2)	816	(40)	4,048	4,824
- non-producing (3)	1,080	-	-	1,080
Office equipment	986	(7)	45	1,024
Mobile equipment	433	(52)	100	481
	3,324	(98)	4,304	7,530

ACCUMULATED AMORTIZATION
	As at December 31, 2009	Exchange rate difference	Additions	As at December 31, 2010
	$	$	$	$
Land and buildings	-	-	-	-
Plant and equipment
- producing (2)	38	(2)	136	172
- non-producing (3)	610	1	-	611
Office equipment	921	(1)	9	929
Mobile equipment	419	(66)	30	383
	1,988	(68)	175	2,095

Net Book Value	1,336	5,435

(1)

Opening cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

(2)

The producing plant and equipment relates to the Blanket operation which recommenced gold production in April 2009.

(3)

Non-producing plant and equipment represents Zambian and Eersteling operations.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

3.

Mineral Properties

COST
	As at December 31, 2009	Exchange rate difference	Additions	Impairment	As at December 31, 2010
	$	$	$	$	$
Producing:
Blanket, Zimbabwe - gold property	4,940	(280)	2,319	-	6,979
Non-producing exploration:
Rooipoort	4,443	-	37	(1)(577)	3,903
Eersteling	210	-	-	-	210
Nama, Zambia	4,956	-	630	-	5,586
	14,549	(280)	2,986	(577)	16,678

ACCUMULATED AMORTIZATION
	As at December 31, 2009	Exchange rate difference	Additions	Disposals	As at December 31, 2010
	$	$	$	$	$
Producing:
Blanket, Zimbabwe - gold property	581	(147)	390	-	824
Non-producing exploration:
Rooipoort	-	-	-	-	-
Eersteling	-	-	-	-	-
Nama, Zambia	-	-	-	-	-
	581	(147)	390	-	824

Net Book Value	13,968	-	-	-	15,854

(1)

The Rooipoort property has been impaired in 2010 to recognise the fact that drilling expenditure in the far northern region will not be recovered in the foreseeable future as no resource can be defined in this area.

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

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

4.

Asset Retirement Obligation

	2010	2009
	$	$
Blanket Mine	1,406	839
Accretion expense	55	28
Increase in asset retirement obligation	-	592
Foreign exchange loss (gain)	(65)	(53)
Closing balance – continuing operations	1,396	1,406

Eersteling Gold Mine
Opening balance	324	314
Accretion expense	11	11
Foreign exchange loss (gain)	-	(1)
Closing balance – held for sale	335	324
Total	1,731	1,730

The asset retirement obligations relate to Blanket Mine $1,396 (2009 - $1,406), and Eersteling Gold Mine $335 (2009 - $324) and are estimates of costs of rehabilitation at the end of the mine life. The obligation at Eersteling is accreted at a rate of 5% per annum whilst at Blanket the accretion is within a range of 1.7% - 5%.  The undiscounted obligation for the Blanket Mine is $1,781 (2009 -$1,781)

5.

Shareholders’ Equity

(a) Share Capital

Authorized

An unlimited number of common shares

An unlimited number of preference shares.

Issued

Number of Shares	Amount
Common shares		$
Balance - December 31 , 2007	487,869,280	195,006
Issued pursuant to a private placement (i)	12,300,000	1,119
Balance - December 31 , 2008, 2009 and 2010	500,169,280	196,125

(i)

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

December 31, 2010, 2009 and 2008

(b)

Stock Option Plans and Equity Based Compensation

The Corporation has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. Under the current plan the maximum term of the options is 5 years.  Under the Plans the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Corporation and, as at December 31, 2010, the Corporation has the following options outstanding:

Number of Options	Exercise Price-$	Expiry Date
9,450,000	0.07	April 24, 2012
1,300,000	0.07	May 31, 2012
15,820,000	0.07	Mar 18, 2013
1,000,000	0.07	July 1, 2013
500,000	0.07	Mar 23, 2014
210,000	0.07	April 29, 2014
4,000,000	0.07	February 15, 2015
300,000	0.07	May 11, 2016
32,580,000	0.07

The continuity of the options granted, exercised, forfeited and expired under the Plans during 2010, 2009 and 2008 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding at December 31, 2007	18,588,000	0.198
Forfeited or expired	(1,778,000)	(0.28)
Granted	17,320,000	0.155
Options outstanding at December 31, 2008	34,130,000	0.173
Granted	500,000	0.155
Forfeited or expired	(2,050,000)	0.187
Options outstanding and exercisable at December 31, 2010 and 2009	32,580,000	0.07(1)

(1)

As a result of the re-pricing, the weighted average exercise price is $0.07

The weighted average remaining contractual life of the outstanding options is 2.2 years (2009 – 3.2 years)

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2010 there are 17,436,928 stock options available to grant.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

In August 2010 the re-pricing of the exercise price of the above options, down to $0.07, as approved at the 2010 AGM in May, became effective. During the year $354 (2009 - $49 and 2008 - $862) total equity based compensation expense was charged to expense and credited to contributed surplus.

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
Risk-free interest rate	1-2%	2%	3%
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	45-55%	58-60%	55-62%
Expected option life in years	1.7 – 5.8	5	5

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options.

(c)

Warrants

There are no common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2010:

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2007	15,437,626
Expired	(15,437,626)
Issued pursuant to private placement	12,300,000
Outstanding December 31, 2008	12,300,000
Expired	(12,300,000)
Outstanding December 31, 2010 and 2009	-

Warrants expired unexercised on February 21, 2009.

(d)

Contributed Surplus

	2010	2009
	$	$
Balance at beginning of year	1,951	1,902
Equity based compensation	354	49
Balance at end of year	2,305	1,951

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

 (e)

Accumulated Other Comprehensive Income (loss) and Deficit

	2010	2009
	$	$
Investments revalued to fair value	5	50
Cumulative translation account	(1,066)	(600)
Accumulated other comprehensive income(loss)	(1,061)	(550)
Deficit	(178,527)	(180,784)
Balance at end of year	(179,588)	(181,334)

6.

Income Taxes

The following table reconciles the expected income tax expense at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations for continuing operations:

	2010	2009	2008
Income tax rate	31.0%	33.0%	33.5%
	$	$	$
Income taxes (recovery) at statutory rate	1,143	(1,020)	(1,436)
Tax rate difference	(140)	405	259
Foreign currency difference	(644)	271	83
Permanent differences	495	279	87
Losses expired	5,377	1,192	(576)
Change in tax rate	-	1,322	186
Change in valuation allowance	(4,801)	(1,590)	1,397
Income tax	1,430	859	-
Current year tax	3	-	-
Future tax	1,427	859	-
	1,430	859	-

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

The following table reflects future income tax assets and liabilities and are classified as current and non-current according to the classification of the related asset or liability for financial reporting.

		2010	2009	2008
		$	$	$
Future Tax Asset
Current
Zimbabwe
	Loss carried forward	11	23	-
	Foreign exchange	9	-	-
Total current future tax asset		20	23	-
	Less: Future tax liability	(20)	(23)	-
		-	-	-

Non-current
Zimbabwe
	Loss carried forward	-	-	-
	Rehabilitation costs	173	152	91
	Other	40	33	507
South Africa
	Loss carried forward	1,289	947	798
Canada
	Loss carried forward	3,708	8,761	10,613
Other		382	70	304
	Non-current future tax assets	5,592	9,963	12,313
	Less: valuation allowance	(4,976)	(9,777)	(11,367)
Total Non- current future tax asset		616	186	946
	Less: Future tax liability	(616)	(186)	(946)
		-	-	-
Future tax liability
Zimbabwe
	Capital assets and mineral properties	(2,520)	(1,068)	(597)
Other		(217)	-	(349)
South Africa
	Foreign Exchange	(186)	-	-
Total future tax liability		(2,923)	(1,068)	(946)
	Less: Future tax assets	637	209	946
Net future tax liability		2,286	859	-

The Corporation has available tax losses for income tax purposes of approximately $19,477 (2009 - $35,630 and 2008 - $36,985) in Canada and South Africa which may be carried forward to reduce taxable income derived in future years.

The expiry of these losses is as follows:

Year	Amount
$
2030	1,660
2029	1,630
2028	2,260
2027	3,054
2026	2,780
2015	1,863
2014	1,583
No expiry	4,648
19,478

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

The Corporation also has approximately $81,356 in capital losses which can be applied to reduce future capital gains.  The right to claim these capital losses is carried forward indefinitely but can only be claimed against capital gains. The Corporation also has the following expenses which are available to be applied against future income for income tax purposes:

Canadian exploration and development expenses	7,560
Foreign exploration and development expenses	1,811
Capital assets and other	304
Tax reserves	247

A valuation allowance has been provided as the potential income tax benefits of these carry-forward non-capital losses and deductible temporary differences and the realization thereof is not considered “more likely than not”.

7.

Net Income/(Loss) Per Share

The net income/(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 500,169,280 (2009 -500,169,280; 2008 -498,450,650;).  Fully diluted income/(loss) per share has not been calculated for 2009 and 2008 as it would be anti-dilutive.   The fully diluted number of shares amounts to 503,471,910 (2009 - 500,169,280 and 2008 - 499,217,712). The fully diluted number of shares consists of common shares outstanding of 500,169,280 plus potential exercise of options.

8.

Other Expense (Income)

Other expense (income) is comprised of the following:

	2010	2009	2008
	$	$	$
Write off of Gold Bond and accrued interest (Note 10)	1,040	2,502	526
Reclassification adjustment for other than temporary decline in value of short term investments held for sale.	-	-	70
Gain on sale of investment	(43)	-	-
Other	-	-	(5)
	997	2,502	591

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

9.

Statement of Cash Flows

Items not involving cash are as follows:

	2010	2009	2008
	$	$	$
Profit on sale of investment	(43)	-	-
Amortization	566	436	397
Asset retirement obligation increase	66	36	39
Equity based compensation expense	354	49	862
Blanket long term liability	-	-	(11)
Write down of mineral properties	577	1,434	1,168
Reclassification adjustment for other than temporary decline in value	-	-	70
Write off of Gold Bond and accrued interest	1,040	2,502	-
Current year future tax charge	1,427	859	-
Interest accrued RBZ bond	(269)	(280)	-
Unrealised foreign exchange differences	(229)	(207)	(297)
Other	-	1	9
	3,489	4,830	2,237

The net changes in non-cash operating account balances for operations are as follows:

	2010	2009	2008
	$	$	$
Accounts receivable	(824)	(1,546)	(451)
Inventories	(159)	(1,814)	1,026
Prepaid expenses	44	132	(10)
Accounts payable	1,761	1,311	(1,614)
	822	(1,917)	(1,049)

Supplemental cash flow Information:

	2010	2009	2008
	$	$	$
Interest paid	267	95	103
Interest received	(1)	(79)	(488)
Withholding tax paid Zimbabwe	3	-	-

10.      Accounts Receivable

 In the monetary policy statement announced by the Reserve Bank of Zimbabwe (“RBZ”) in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

The Bond plus interest is guaranteed by RBZ on maturity. Blanket has been unable to sell the Bond at an acceptable discount rate and the RBZ did not redeem the Bond on the initial maturity date nor any subsequently advised maturity dates. As a result of the uncertain redemption date and the lack of information coming from the RBZ, the Bond has been written down to a nil fair value whilst Blanket continues to retain legal ownership of the RBZ debt.

	2010	2009
	$	$
Estimated recoverable amount	-	810

11.

Inventory

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine.

Inventory items as at December 31	2010	2009
	$	$
Consumable stores	2,044	2,092
Gold in circuit	582	497
Total	2,626	2,589

The Corporation has a provision for slow moving inventory of $708 (2009 - $724) related to its consumable stores at Blanket Mine.

12.

The components of operating costs were as follows

	2010	2009	2008
	$	$	$
Wages	4,909	3,366	2,100
Consumable materials (including amounts written down)	5,868	3,222	2,510
Asset retirement obligation	66	36	29
Exploration	34	68	-
Administration and safety	2,421	1,711	18
Total	13,298	8,403	4,657

13.

Bank facility

	2010	2009
	$	$
Bank facility	747	588

The bank facility is US$2,500  (2009 - US$1,500) and any portion utilised bears interest at 7% (6% - 2009) above the 30 day LIBOR rate. The facility is unsecured and valid for a 180 day period which is renewable. The facility is repayable on demand.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

14.

Related Party Transactions

The Corporation had the following related party transactions measured at the exchange amount:

	2010	2009	2008
	$	$	$
Fees and expense allowances paid to a Corporation which provides the services of the Corporation's president	552	558	635
Rent for office premises paid to a company owned by members of the President’s family	49	50	43
Interest paid to directors on outstanding fees and expenses	-	-	4
Other fees paid to Directors	-	62	65
Legal fees paid to a law firm where a Director is a partner	58	53	117
Fees, allowances and interest paid to the past Chairman of the Board	38	150	334

The Corporation has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian corporation, for management services provided by the president.  The Corporation is required to pay a base annual remuneration and an expense allowance adjusted for inflation and bonuses as set out in the agreement. In the event of a change of control of the Corporation, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Corporation has the following related party balances:

	2010	2009
Included in accounts payable	$	$
- owing to directors for unpaid salaries and directors’ fees	155	172

15.

         Segmented Financial Information

The Corporation has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Corporation’s operating segments have been identified based on geographic areas as follows:

For the year ended December 31, 2010

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	-	22,401	-	-	22,401
Royalty	-	(825)	-	-	(825)
Operating costs	-	(12,108)	(1,190)	-	(13,298)
General and administrative	(1,924)	(274)	(206)	-	(2,404)
Interest income	-	2	1	-	3
Amortization		(561)	(5)	-	(566)
Foreign exchange gains/(loss)	(92)	(32)	84	(10)	(50)
Write down of mineral property	-	-	(577)	-	(577)
Other income (expense)	43	(1,040)	-	-	(997)
Income (loss)	(1,973)	7,563	(1,893)	(10)	3,687
Income tax expense	-	(1,430)	-	-	(1,430)
Net income (loss) for the year	(1,973)	6,133	(1,893)	(10)	2,257
Identifiable assets	1,126	15,422	5,367	5,573	27,488
Expenditures on capital assets & mineral properties	-	6,622	37	630	7,290

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

For the year ended December 31, 2009

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	3	11,556	-	-	11,559
Royalty	-	(240)	-	-	(240)
Operating costs	-	(7,374)	(1,029)	-	(8,403)
General and administrative	(1,750)	(221)	(176)	-	(2,147)
Interest income	77	184	3	-	264
Amortization	-	(412)	(24)	-	(436)
Foreign exchange gains/(loss)	(14)	(103)	390	(25)	248
Write down of mineral property	-	-	-	(1,434)	(1,434)
Other income (expense)	-	(2,502)	-	-	(2,502)
Income (loss)	(1,684)	888	(836)	(1,459)	(3,091)
Income tax expense	-	(859)	-	-	(859)
Net income (loss) for the year	(1,684)	29	(836)	(1,459)	(3,950)
Identifiable assets	1,217	10,231	5,697	4,945	22,090
Expenditures on capital assets & mineral properties	-	860	71	616	1,547

For the year ended December 31, 2008

	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	12	7,684	-	-	7,696
Operating costs	-	(3,855)	(802)	-	(4,657)
General and administrative	(3,670)	(73)	(153)	-	(3,896)
Interest income	299	78	8	-	385
Amortization	-	(381)	(16)	-	(397)
Foreign exchange gains/(loss)	237	(1,899)	(102)	(112)	(1,876)
Write down of mineral property	-	-	(124)	(1,044)	(1,168)
Other income (expense)	(70)	(526)	5	-	(591)
Income (loss) continuing operations	(3,192)	1,028	(1,184)	(1,156)	(4,504)
Discontinued operations loss	-	-	(436)	-	(436)
Income tax expense	-	-	-	-	-
Net income (loss) for the year	(3,192)	1,028	(1,620)	(1,156)	(4,940)
Identifiable assets	3,658	8,798	5,384	5,817	23,657
Expenditures on capital assets & mineral properties	-	90	253	2,680	3,023

 Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

16.

Contingent Liabilities

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Corporation purchased 100% of the shares of Blanket, the Corporation agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at December 31, 2010 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Corporation and the Board of Directors of Blanket have delayed the establishment of the required scheme pending clarity of the anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws when enacted, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

The Corporation and its subsidiaries are subject to various claims that arise in the normal course of business. Management believes that the aggregate contingent liability of the Corporation arising from these claims is immaterial and therefore no provision has been made.

17.

Capital Commitments

Prior to December 31, 2010 Blanket Mine had placed orders for the purchase of various items of a capital nature including two 2.5 MVA generator sets and the ancillary equipment. The generator sets along with ancillary equipment has a future liability value of approximately $2,197.

18.

Comparative figures

Comparative figures for 2009 and 2008 have been restated due to the fact that Eersteling Gold Mine is no longer disclosed as an asset for sale as no acceptable offer has been received since 2008. The mine remains on the market for sale as the Board has not revised their decision to sell the asset. Discontinued operations now only relates to Barbrook Mine that was sold in 2008.

Certain prior period figures have been reclassified to conform to the current presentation.

19.

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

December 31, 2010, 2009 and 2008

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

Below is a summary of the cash or cash equivalents items denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

	2010		2009
C$‘000s	US Dollars	SA Rand	US Dollars	SA Rand
Cash	1,054	13	1,230	40
Bank overdraft	747	-	588	-
Accounts receivable	1,705	578	2,122	233
Accounts payable	1,637	902	1,658	689

The table below illustrates by how much a 5% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

	2010		2009
C$‘000s	US Dollars	SA Rand	US Dollars	SA Rand
Cash	53	1	59	2
Bank overdraft	37	-	29	-
Accounts receivable	85	29	106	11
Accounts payable	82	45	83	33

(b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free apart from short term borrowings utilized in Zimbabwe.  The Corporation’s cash and cash equivalents earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries and this can have an effect on the results of the Corporation due to higher interest rates being paid in African countries compared to Canada. Cash held in interest bearing accounts amounted to $1,145 ($1,624- 2009) and short term borrowings in Zimbabwe were $747 ($588 – 2009). At December 31, 2010, with all other variables unchanged, a 1% change in interest rates would result in an increase of interest expense of $8 ($6 expense – 2009).

The interest payable by RBZ on the Bonds is subject to the same recovery risk as the principle amount and has therefore been written off to Nil.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations.

 (c) Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s Gold Bonds payable by the RBZ. The amount owing by the RBZ is only increasing by the amount of accrued interest due as gold is no longer sold to the RBZ. Future credit exposure to RBZ is limited to the recovery of the value of the Gold Bonds.

Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances.

The Company’s cash is invested in interest bearing accounts at a major South African bank. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

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

Since the inception of dollarization in Zimbabwe certain insurance cover has been reinstated. The Zimbabwean operations are now covered for Public Liability risk, all risk cover on plant and equipment and Comprehensive cover on all motor vehicles.

 (e) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum, copper and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain operating consumables can significantly impair the Corporation’s cash flows.

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

As Blanket has a license to export its gold to a refiner of its choice it is paid full value in USD for the gold sold. Blanket sells gold at the spot price prevailing in the market from time to time.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

20.       Capital Management

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

As at December 31, 2010, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Shareholders’ Equity
	As at December 31, 2010	As at December 31, 2009
Issued common shares	196,125	196,125
Contributed surplus	2,305	1,951
Accumulated Other comprehensive income/(loss)	(1,061)	(550)
Deficit	(178,527)	(180,784)
Total	18,842	16,742

The increase in accumulated other comprehensive loss is attributable to the adoption of the current rate method of translation of the Zimbabwean operations from US dollars into Canadian dollars as explained in Foreign Currency Translations policy. During 2010 $466 (2009 - $600) was charged to other comprehensive income as a result of the translation of Blanket.

21.

Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution required by Blanket for the year ended December 31, 2010 was $227 ($121 – 2009).

22.

Subsequent Events

Zimbabwe Indigenisation announcement

On March 25, 2011 the Zimbabwe Government issued a General Notice via a Government Gazette which announced the following indigenization regulations applicable to the mining sector:

- all non-indigenous mining companies would have to transfer a 51% ownership stake,

- only designated entities, as defined, could be considered as indigenous partners,

- the valuation of the business must be agreed by the Minister and the Company,

- the value of sovereign ownership of mineral resources of exploited and unexploited minerals is to be taken into account in determining the valuation,

- all non-indigenous mining companies have to file an implementation plan by May 9, 2011 and,

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

- the plan must be implemented within six months of March 25, 2011 and after the approval of the implementation plan.

The consequences and enforceability of the General Notice are currently being reviewed by the industry and further communication will be issued in due course.

Any divestiture of ownership in Blanket Mine will require prior shareholder approval.

Zimbabwe Monetary Policy announcement.

In the Monetary Policy Statement released in January 2011, the RBZ again failed to announce a revised redemption date for the Special Tradable Gold-backed Foreign Exchange Bonds.

The Bonds were created in February 2009 with an initial redemption date of July 2009 which was subsequently extended a number of times to July 31, 2010. No redemption took place and no further date was announced.

Banking facilities in Zimbabwe

In January 2011 the $2,5 million facility granted to Blanket was extended on the same terms and conditions for a further 180 day period expiring on July 30, 2011.

Share Option grant

In January 2011, the Board granted 16,460,000 share options as an incentive to directors, officers and employees of the Company at an exercise price of $0.13 per Caledonia common share expiring on January 31, 2016.

On January 09, 2011 6,500,000 unexercised share options expired.

23.

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

December 31, 2010, 2009 and 2008

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

December 31, 2010, 2009 and 2008

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

Measuring Liabilities at Fair Value.

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

December 31, 2010, 2009 and 2008

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

The FASB has issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB’s objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require:

•

A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

•

In the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

•

For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

•

A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The adoption of this amendment will not have an impact on the Corporation’s consolidated financial position, results of operations or cash flows.

Other recent accounting pronouncements

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed to have a material impact on the Corporation's present or future consolidated financial position.

The impact of the foregoing on the consolidated financial statements is as follows:

(a)

 Statement of operations and comprehensive income

	2010	2009	2008
	$	$	$

Income(Loss) per Canadian GAAP from continuing operations	2,257	(3,950)	(4,504)
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	(90)	774	(2,188)
Net income (loss) from continuing operations	2,167	(3,176)	(6,692)
Discontinued operations loss	-	-	(436)
Net income (loss) available for common shareholders	2,167	(3,176)	(7,128)
Net income (loss)	2,167	(3,176)	(7,128)
Other comprehensive (loss)/gain	-	47	60
Reclassification to gain on sale of investment	(45)	-	-
Translation loss at Blanket Mine	(466)	(600)	-
Total comprehensive Income(loss)	1,656	(3,729)	(7,068)
Net income (loss) per share
Basic and diluted from continuing operations	0.004	(0.006)	(0.013)
Basic and diluted from discontinued operation	-	-	(0.001)
Basic and diluted income/(loss) per share for the year	0.004	(0.006)	(0.014)

Amortization for Canadian GAAP on Blanket’s assets is calculated on the straight line basis over the life of mine of Blanket. No adjustment is made for this US GAAP reconciliation as the unit of production basis of amortization would result in an amortization charge of materially the same amount.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2010, 2009 and 2008

(b)

   Balance Sheets

	2010	2009
	$	$

Total assets per Canadian GAAP	27,488	22,090
Mineral properties with no proven reserves expensed	(9,489)	(9,399)
Total assets per US GAAP	17,999	12,691

Total liabilities per Canadian and US GAAP	8,646	5,348

Shareholders’ equity
Shareholders’ equity per Canadian GAAP	18,842	16,742
Mineral properties with no proven reserves expensed	(9,489)	(9,399)
Shareholders’ equity per US GAAP	9,353	7,343

Total liabilities & shareholder’s equity per US GAAP	17,999	12,691

(c)     Statement of Cash Flows

	2010	2009	2008
Cash provided by (used in)	$	$	$

Operating activities for operations per Canadian GAAP	6,568	(1,037)	(3,316)
Mineral properties expenditure by operations	(667)	(660)	(2,188)
Operating activities per US GAAP	5,901	(1,697)	(5,504)

Investment activities for operations per Canadian GAAP	(7,239)	(1,547)	6,336
Mineral properties expenditure	667	660	2,188
Investment activities per US GAAP	(6,572)	(887)	8,524

Financing Activities per Canadian and US GAAP	187	588	1,106

Effects of foreign currency translations on cash per Canadian and US GAAP	6	(35)	(112)
Increase (decrease) in cash from continuing operations	(478)	(2,031)	4,014
Cash flows from discontinued operations per Canadian and US GAAP	-	-	(436)
Increase (decrease) in cash for the year	(478)	(2,031)	3.578
Cash and cash equivalents, beginning of year	1,623	3,654	76
Cash and cash equivalents, end of year	1,145	1,623	3,654

Directors and Management at March 31, 2011

BOARD OF DIRECTORS	OFFICERS
C. R. Jonsson (2) (3) (4) (5) - Chairman	C. R. Jonsson - Chairman
Principal of Tupper Jonsson & Yeadon	Corporate Secretary
Barristers & Solicitors	Principal of Tupper Jonsson & Yeadon
Vancouver, British Columbia,	Barristers & Solicitors
Canada	Vancouver, British Columbia,
Canada

S. E. Hayden(3) (4) (5)	S. E. Hayden
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (1)	S. R. Curtis
Retired Mining Engineer	Vice-President Finance and Chief Financial officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

F C. Harvey (1)	Dr. T. Pearton
Retired Executive	Vice-President Exploration
Oakville, Ontario, Canada	Johannesburg, South Africa

R. W. Babensee (1) (2)	J.M. Learmonth
Chartered Accountant - Retired	Vice-President Business Development
Toronto, Ontario, Canada	Johannesburg, South Africa

S. R. Curtis (5)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa

BOARD COMMITTEES
(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee

CORPORATE DIRECTORY	SOLICITORS
CORPORATE OFFICES	Tupper, Jonsson & Yeadon
Canada - Head Office	1710-1177 West Hastings St, Vancouver,
Caledonia Mining Corporation	British Columbia V6E 2L3 Canada
Suite 1201, 67 Yonge Street
Toronto, Ontario M5E 1J8 Canada	Borden Ladner Gervais LLP
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Suite 4100, Scotia Plaza
info@caledoniamining.com	40 King Street West
Toronto, Ontario M5H 3Y4 Canada
South África – África Office
Greenstone Management Services (Pty) Ltd. AUDITORS	AUDITORS
P.O. Box 834 BDO Dunwoody LLP	BDO Canada LLP
Saxonwold 2132 Chartered Accountants	Chartered Accountants
South Africa Suite 3300, 200 Bay Street	Suite 3300, 200 Bay Street
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada
Zambia
Caledonia Mining (Zambia) Limited	REGISTRAR & TRANSFER AGENT
P.O. Box 36604	Equity Transfer Services Inc.
Lusaka, Zambia Suite 400 200 University Ave	Suite 400 200 University Ave.
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Toronto, Ontario M5H 4H1 Canada
Tel: (416) 361 0152 Fax: (416) 361 0470

BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMADS AND BROKERS (AIM)
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	Collins Stewart Europe Limited
88 Wood Street
CAPITALIZATION at March 29, 2011 RBC Capital Markets	London EC2V 7QR
Authorised: Unlimited 71 Queen Victoria Street	Fax: +44 20 7523 8134
Shares, Warrants and Options Issued:
Common Shares: 500,169,280 Tel: +44 20 7653 4000	SHARES LISTED
Warrants: Nil	Toronto Stock Exchange Symbol “CAL”
Options: 42,540,000	NASDAQ OTC BB Symbol "CALVF"
London “AIM” Market Symbol “CMCL”
Web Site: http://www.caledoniamining.com

EXHIBIT #14b

CALEDONIA MINING CORPORATION

Notice of Annual General and Special

Meeting of Shareholders

to be held May 26, 2011

Proxy and Information Circular

CALEDONIA MINING CORPORATION

April 15, 2011

Information about Caledonia Mining Corporation may be viewed on its website at www.caledoniamining.com

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation by and on behalf of the management of Caledonia Mining Corporation (the "Company") of proxies to be used at the Annual General and Special Meeting (the "Meeting") of Shareholders of the Company to be held on Thursday, May 26, 2011 at 10.00 am local time, in Boardroom 44-01, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting.  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees or agents of the Company.  The cost of any such solicitation by management will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company.  A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name, which need not be a shareholder of the Company, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy.  Proxies may also be submitted electronically pursuant to the Instructions which accompany this Information Circular.  In all cases, the completed proxy is to be deposited at, or supplied to, the offices of Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than 4:30 p.m. (Toronto, Canada local time) on Tuesday, May 24, 2011.

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

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 15, 2011, the Company had issued and outstanding 500,169,280 common shares, each carrying the right of one vote per share.  To the best of the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all issued shares of the Company.

The Board of Directors of the Company has fixed the record date as April 19, 2011 for the purpose of determining who is entitled to receive Notice of Meeting.  Shareholders entitled to vote at the meeting will be the shareholders of record at 4:30 p.m. (Toronto, Ontario time) on Tuesday, May 24, 2011.  The failure of any shareholder to receive notice of the Meeting shall not deprive the shareholder of voting at the Meeting.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxy holders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”)

but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited [“CDS”]) of which the Intermediary is a participant.  Non-registered shareholders are advised that only proxies from shareholders of record will be recognized and voted at the meeting.  In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

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

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy holders named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

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

Name, Office Held and Municipality of Residence	Principal Occupations during past 5 years	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
Carl R. Jonsson,(2)(3)(4)(5) Director, Chairman & Secretary Vancouver, British Columbia, Canada	Principal of Tupper, Jonsson & Yeadon, Barristers & Solicitors.	1992	59,469
Stefan E. Hayden, (3)(4)(5) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and Director of all Caledonia’s subsidiary companies.	1996	Nil
James Johnstone,(1) Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of various subsidiary companies until September 30, 2006.	1997	Nil
F. Christopher Harvey, (1) Director Oakville, Ontario, Canada	Retired. Until 31 December 2005 employed as Technical Director and Secretary of the Company and Director of various subsidiary companies.	1993	204,300
Robert W. Babensee (1)(2) Director Toronto, Ontario, Canada	Retired Chartered Accountant. Formerly an assurance specialist in the Canadian accounting firm of BDO Dunwoody LLP (retired December 31, 2004). Formerly the CFO of Golden China Resources Ltd.	2008	Nil
Steven Curtis (5) VP Finance, Chief Financial Officer & Director Johannesburg, South Africa	Financial Director Avery Dennison SA (Pty) Ltd. until March 2006___. Since April 2006 VP Finance, Chief Financial Officer and Director of Caledonia	2008	Nil

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

5

-

Director until February 4, 2005 of TelcoPlus Enterprises Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

At the date of this Information Circular Caledonia Directors are also directors of the following public issuers:

Stefan Hayden - none	Chris Harvey - none
Jim Johnstone - none	Steven Curtis - none

Carl Jonsson

-

Bonterra Energy Ltd.

-

Comet Industries Ltd.

-

Acrex Ventures Ltd.

-

Dolly Varden Resources Inc.

-

Geomark Exploration Ltd.

-

Pine Cliff Energy Ltd.

-             Alita Resources Ltd.

-             Astorius Resources Ltd.

Robert W. Babensee - none

APPOINTMENT OF AUDITORS

The shareholders will be asked to vote for the appointment of BDO Canada LLP (formerly named BDO Dunwoody LLP) as Auditors of the Company, to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed,  at remuneration to be fixed by the Board of Directors.  Approval of the ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by holders of Common Shares represented at the meeting.

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

REAPPROVAL OF SHAREHOLDER RIGHTS PLAN

On April 10, 2008, the Company implemented a Shareholders Rights Plan (the “Rights Plan”), the terms and conditions of which are set out in the Shareholders Rights Plan Agreement dated April 10, 2008 - with Equity Transfer Services Inc., as Rights Agent.  The Rights Plan was submitted to – and approved by – the general meeting of the shareholders held May 16, 2008.  The Rights Plan has a term of approximately three years and will remain in effect until the completion of the first annual meeting of shareholders of the Company occurring following three years from May 16, 2008, unless extended by the shareholders. The Rights Plan will therefore expire May 26, 2011 unless the shareholders vote to reapprove it and extend it.  The Rights Plan is similar to plans adopted by other Canadian public companies and approved by their shareholders.

Purpose of the Rights Plan

The Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or provide all shareholders an equal opportunity to share in the premium paid on an acquisition of control.  The Rights Plan provides management and the Board with more than the 35 day statutory minimum period under Canadian securities laws to review the terms of a take-over bid and solicit alternative offers.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company.  Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of common shares.

The Rights Plan could cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as defined below) or on terms approved by the Board.  The Rights Plan provides that take-over bids that meet predetermined standards of fairness will be Permitted Bids and will proceed without triggering the potentially dilutive effects of the Rights Plan.  The Permitted Bid concept, which is found in most shareholder rights plans, ensures that senior management of the Company and the Board do not impair the rights of shareholders to obtain, review and accept or decline take-over bids.  The Rights Plan is designed to afford the Board the opportunity to present to the shareholders of the Company a detailed analysis of a bid and additional time to consider alternatives to an unfair or inadequate proposal and, if it considers such action to be in the best interests of all shareholders, to commence an orderly auction of the shares or assets of the Company for the benefit of all shareholders.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the Board to make an offer on terms that the Board considers fair to all shareholders.  In such circumstances, the Board may redeem the Rights or waive the application of the Rights Plan, thereby allowing such offer to proceed without dilution to the bidder.  The adoption of the Rights Plan does not relieve the Board of its fiduciary duties to act in the best interests of all shareholders and does not prevent a take-over bid or merger or other business combination that the Board, in the exercise of its fiduciary duties, determines to be in the best interests of the Company and its shareholders.  Moreover, the Rights Plan does not inhibit the use of the proxy solicitation rules under applicable legislation to promote a change in the management or direction of the Company.

The reapproval and extension of the Rights Plan is not being proposed by the Board in respect to or in anticipation of any specific take-over bid or proposed bid or other transaction.  Rather, the Rights Plan is intended to address the Board’s concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of shareholders that should be guarded against to the extent practicable.  The Board is concerned that under current law an acquirer could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the Board acting on behalf of all shareholders. The Board also believes that the timetable for take-over bids prescribed by the Canadian securities laws could impair the Board’s ability to ensure that all other alternatives to maximize shareholder value are thoroughly explored.

In response to these concerns, the Board considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether a shareholder rights plan would be in the best interests of the Company and its shareholders and, if so, what the appropriate characteristics of such a shareholder rights plan would be.  The Board concluded that the adoption of the Rights Plan was appropriate.

In considering whether to approve the adoption of the Rights Plan, the Board considered the current legislative framework in Canada governing take-over bids.  Under provincial securities legislation a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and parties related to the bidder, an aggregate of 20% or more of the outstanding shares.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan.

Grant of Rights

Following the creation of the Rights Plan in 2008, share purchase rights (each a “Right”), were issued to each of the holders of common shares of the Company (each, a “Share”) at the rate of one Right for each Share outstanding.  Until the Separation Time (as defined below), the Rights will be attached to and are transferred only with the Shares.  As such, no certificates representing Rights have been issued.

Rights Exercise Privilege

After a person (an “Acquiring Person”) acquires 20% or more of the Shares of the Company or commences a take-over bid to acquire Shares of the Company, other than by way of a Permitted Bid (the “Separation Time”), the Rights will separate and trade separately from the Shares and will be exercisable.  The acquisition by an “Acquiring Person” of 20% or more of the Shares, other than by way of a Permitted Bid, is hereinafter referred to as a “Flip-in Event”.  Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.

Ten business days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit its holder to purchase shares at a significant discount to the market price of the Company’s common shares.

The issue of the Rights is not initially dilutive.  However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected.  Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date and will not be transferable separately from the Shares.  Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights.

Permitted Bids

The requirements for a Permitted Bid include the following:

(a)

the take-over bid must be made by way of a take-over bid circular;

(b)

the take-over bid must be made to all holders of Shares;

(c)

Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concern with the bidder (“Independent Shareholders”) have been tendered to the take-over bid and not withdrawn;

(d)

shareholders who tender their shares to the take-over bid must be permitted to withdraw their shares prior to the shares being taken up and paid for;  and

(e)

if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Bid”) to be made while a Permitted Bid is in existence.  A Competing Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

The Board may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Shares.  The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, and may, in such circumstances require that the Acquiring Person that inadvertently triggered such Flip-in Event reduce its beneficial holders to less than 20% of the outstanding Shares of the Company prior to such waiver being granted.  With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension, plans, insurance plans or various public bodies), administrators and trustees of pension bunds, securities depositories and Crown agents, any of whom acquire greater than 20% of the Shares of the Company, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any clerical, typographical error or subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law, or at the request of the Exchange.  The Company will issue a news release relating to any significant amendment made to the Rights Plan Agreement prior to the Meeting and will advise the shareholders of any such amendment at the Meeting.  Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders and, if necessary, the Exchanges.

Shareholder Approval

The Company is seeking, at the Meeting by way of ordinary resolution, shareholder reapproval of the Rights Plan and the extension of the Plan until the date of the Company’s 2014 annual general meeting.

The Board has concluded that the reapproval and extension of the Rights Plan is in the best interests of the Company and the shareholders.  The Board unanimously recommends that shareholders vote in favour of the resolution reapproving and extending the Rights Plan.

The Rights Plan may be viewed on SEDAR at www.sedar.com. and the Company’s website.  Copies are also available on request.

REAPPROVAL OF STOCK OPTION PLAN AND OF AMENDMENTS TO PLAN

The shareholders will be asked to reapprove the Company’s Stock Option Plan (“Plan”) dated April 10, 2007, as amended March 31, 2011, and the amendments the Board approved effective March 31, 2011.  Pursuant to the rules of The Toronto Stock Exchange (“Exchange”), option plans must be submitted to the shareholders for reapproval not less often than every 3 years and amendments to plans must also be approved by the shareholders.  The Plan was reapproved by the shareholders at the Annual General Meeting held May 16, 2008.

The Company proposes reapproval of the Plan and the amendments.  The principal terms of the Plan - which is considered to be a “rolling plan” - are that:

(a)

the total number of options that the Company has outstanding at any one time can never be as to a number of shares which exceed 10% of the number of issued shares of the Company;

(b)

the terms and the exercise prices of options granted will at all times be entirely within the policies and rules of the Exchange.  The Board determines the exercise prices of new options granted; provided that they may not be less than the closing price of the Company’s shares on the Exchange on the last trading day prior to the granting of the options.

(c)

options will be only granted to Company - and subsidiary Company - directors, officers, employees and service providers;

(d)

options will only be granted which have been approved by the Compensation Committee and the Board;

(e)

vesting of options will be determined at the discretion of the Board;

(f)

the maximum term of an option will be 5 years from the date of the grant of the option;

(g)

in the case of the death of an optionee the estate of the deceased optionee will be allowed to exercise the options for 1 year following the date of death;

(h)

if an optionee’s relationship with the Company is terminated for cause, his option will cease to be exercisable as of the date of termination.  If the relationship is terminated by the optionee the option will cease to be exercisable 30 days after the termination;

(i)

options are non-assignable.

As the Company, as of the date of this Information Circular, has 500,169,280 issued shares, options cannot be granted on this date as to more than 10% of the issued shares - being 50,016,928 shares of the Company.  As of this date the Company has granted options to its - and its Subsidiaries’ - directors, officers and service providers as to a total of 42,540,000 shares (being approximately 8.5%) of the Company.  Therefore, the Company could, based on the present issued share capital, issue options as to a further 7,476,928 shares (approximately 1.5%) - which are available for issuance until May 16, 2011 - and after May 26, 2011 if the Plan is reapproved at the Meeting.

As of March 31, 2011 the Board adopted a number of minor non-material amendments to the Plan - for the purpose of having it more specifically refer to certain provisions in the Rules of the Exchange.  A copy of the Plan, as amended, is attached as Appendix “C” with the amendments highlighted for identification by the shareholders.  The amendments consist generally of the following:

(a)

the addition of a limit, of 10% of the outstanding common shares of the Company, on the number of shares that may be optioned or made issuable to insiders of the Company at any time, or within any one year period under all security based compensation arrangements;

(b)

the addition of a provision which allows the Board to make any changes to the Plan without shareholder approval except in the circumstances where (1) the number of shares made issuable under the Plan are changed;  (2) the exercise price of an option is reduced;  (3) the term of an option is extended beyond the original expiry date;  or (4) the number of options to any class or category of optionees is changed;

(c)

the addition of a provision that allows for the expiry date of an option to be extended in the circumstances where an option would otherwise expire due to a share trading blackout period imposed by the Company;  and

(d)

an addition to allow the Company to withhold taxes on the exercise of options in accordance with new rules imposed by Canada Revenue Agency.

The shareholders will first be asked to pass a general resolution approving the amendment.  The shareholders will then be asked to pass a second general resolution reapproving the Plan as amended.  The shareholders who hold options that have been granted to them pursuant to the Plan will not be entitled to vote on the reapproval resolution.

Regardless of the outcome of the vote with respect to the approval of the Plan all previously granted options will continue in existence.  If the Plan is not reapproved the Company will not be able to grant any further options.

QUORUM REQUIREMENTS

The quorum requirement is that there be two members present in person or by proxy and that there be shareholder representation in person or by proxies of shareholders holding at least 5% of the issued shares of the Company.  As the Company has 500,169,280 shares issued the requirement for the forthcoming meeting will be that there be shareholder representation of at least 25,008,464 shares.

OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

REPORT ON EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with the requirements of Canadian National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2008, 2009 and 2010 in respect of the Company’s named executive officers:  A named executive officer (“NEO”) means each of the following individuals:

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

Summary Compensation Table

Name and principal position (a)	Year (b)	Salary ($) (c)	Share- based awards ($) (d)	Option- based awards ($) (e)	Non-equity incentive plan compensation ($) (f)		Pension value ($) (g)	All other compensa-tion ($) (h)	Total compensa- tion ($) (i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
Stefan Hayden(1) Chief Executive Officer	2010 2009 2008	456,396 450,540 444,750	- - -	- - -	- - -	- - 66,780	- - -	95,591 107,833 89,148	551,987 558,373 600,678
Steve Curtis(2) Chief Financial Officer	2010 2009 2008	242,050 246,240 216,950	- - -	- - -	- - -	- 7,779 122,000	- - -	22,406 - -	264,456 254,019 338,950
Rupert Pardoe(3) Chairman of the Board	2010 2009 2008	- - -	- - -	- - -	- - -	- - -	- - -	38,000 150,000 275,865	38,000 150,000 275,865
Mark Learmonth VP Business Development and Investor Relations	2010 2009	179,458 162,601	-	-	-	-	-	14,937	194,395 162,601
Trevor Pearton VP Exploration	2010 2009	179,458 161,141	-	-	-	- 6,203	-	8,962	188,420 167,344

(1)

Mr. S. E. Hayden is employed indirectly by the Company through a management and administrative agreement with a private Company.  The amounts shown are the amounts paid to the private Company.

(2)

Mr. Curtis was appointed Chief Financial Officer on April 3, 2006 and a Director June 1, 2008

(3)  Rupert Pardoe resigned as a Director and Chairman December 10, 2010

Outstanding share-based awards and option-based awards

This table shows, for each NEO, for all awards outstanding at the end of the most recently completed financial year – December 31, 2010.

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)(2)	Option expiration date (d)	Value of unexercised in-the-money options ($) (e)(1)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)(1)
Stefan Hayden	4,000,000 6,000,000	$0.07 $0.07	April 24, 2012 Feb. 11, 2013	340,000 510,000	- -	- -
Steve Curtis	300,000 400,000 2,300,000	$0.07 $0.07 $0.07	May 11, 2016 May 31, 2012 Feb. 12, 2013	25,500 34,000 195,500	- - -	- - -
Mark Learmonth	1,000,000	$0.07	Jul. 1, 2013	85,000	-	-
Trevor Pearton	150,000 400,000	$0.07 $0.07	Apr. 29, 2014 Feb. 12, 2013	12,750 34,000	- -	- -

(1) Values in column (e) are calculated based on the difference between the option exercise price of $0.07 per share and $0.155 - the price at which the Company’s shares closed on December 31, 2010.

(2)  All of the options described above were originally exercisable at various prices between $0.11 and $0.26 per share.  Effective August 10, 2010 the exercise prices of all of the options were reduced to $0.07 per share.

Option Repricing

NEO Name (a)	Date of Repricing (b)	Securities under Options/SARs Repriced or Amended (#)(c)	Market Price of Securities at Time of Repricing or Amendment ($/Security) (d)	Exercise Price at Time of Repricing or Amendment ($/Security) (e)	New Exercise Price ($/Security) (f)	Length of Original Option Term Remaining at Date of Repricing (Days) (g)
Stefan Hayden	Aug. 10/2010	4,000,000	0.055	0.235	0.07	623
	Aug. 10/2010	6,000,000	0.055	0.155	0.07	951
Steven Curtis	Aug. 10/2010	300,000	0.055	0.13	0.07	2,100
	Aug. 10/2010	400,000	0.055	0.1125	0.07	659
	Aug. 10/2010	2,300,000	0.055	0.155	0.07	951
Rupert Pardoe	Aug.10/2010	4,000,000	0.055	0.11	0.07	1,636
	Aug. 10/2010	2,500,000	0.055	0.155	0.07	951
Mark Learmonth	Aug. 10/2010	1,000,000	0.055	0.155	0.07	1,056
Trevor Pearton	Aug. 10/2010	150,000	0.055	0.26	0.07	1,358
	Aug. 10/2010	400,000	0.055	0.155	0.07	951

On August 5, 2009 the Board of Directors resolved to reduce the exercise price of all of the options which were then outstanding to $0.07 per share.  At that date all of the outstanding options had exercise prices in excess of $0.07 per share - which means that they were - and had been for some time - “out of the money”.  The repricing of the options required the approval of the shareholders - which was granted at the annual general shareholders meeting, held May 18, 2010.  The repricing was subsequently approved by the Exchange and the Company resolved to make the repricing effective August 10, 2010.

Incentive plan awards – value vested or earned during the year

During the fiscal year ended December 31, 2010 no incentive plan awards were granted to any of the NEOs.

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

(b)

The compensation packages of the NEO’s contain various elements, as follows:

(i)

Mr. Hayden’s compensation contains a number of elements:

A.

His compensation is provided through an agreement with a management services contract with Epicure Overseas S.A., a private Panamanian company (“management company”), which contain requirements for the payment of the equivalent of a basic salary, an annual increase in the basic rate of pay based on increases in the annual Canadian Cost Of Living Index, and bonuses for reaching certain specified benchmarks.  The benchmarks are the achievement of various defined elements of success with respect to progress in the Company’s development of its mineral properties, securing financing for the Company and achieving the completion of certain agreements that would be of particular benefit to the Company.  For each benchmark achieved the management company is entitled to receive a bonus equal to 7.5% of the base remuneration paid for the year in which the benchmark is achieved.  The remuneration paid to the management company for 2008 included two benchmark bonuses of $33,390 each – total $66,780.   No benchmark bonuses were paid to the management company during 2010.  The agreement with the management company also provides for the payment to it of a monthly amount to compensate for the personal expenses incurred by Mr. Hayden in performing his services for the Company - in lieu of having to keep records and present invoices for the detailed expenses.  The monthly approved unvouchered expense allowance for 2010 in total was $98,484 (U.S.) and the amount is also increased annually by the annual increase in the South African cost of living index;

B.

His remuneration also includes grants of share purchase options;

C.

Indirectly Mr. Hayden receives a further element of compensation in that the Company rents its Johannesburg office facilities from a private company, the shares of which are owned by members of Mr. Hayden’s family.

(ii)

The remuneration for Messrs. Curtis, Learmonth and Pearton consists of – a salary, discretionary bonus and share purchase options;

(iii)

Mr. Rupert Pardoe resigned as a Director and Chairman of the Company effective December 10, 2010.  Mr. Pardoe’s remuneration, being renegotiated annually, was agreed to be $38,000 for 2010.

(c)

While the NEO’s have all been granted share purchase options they were, for most of the period until they were repriced to $0.07 per share, effective August 10, 2010, “out of the money” and had not resulted in the NEO’s receiving any benefits from the options.   Messrs. Hayden and Curtis are also paid the same per annum directors’ fees (currently $20,000 per annum) that are paid to all of the Directors.

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

Director compensation table

This table shows all amounts of compensation paid or provided to the Directors – exclusive of the NEO’s whose compensation is detailed in the Summary Compensation Table on page 5 - for the Company’s financial year ended December 31, 2010.

Name (a)	Directors Fees earned ($) (b)	Share- based awards ($) (c)	Option- based awards ($) (d)(1)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total ($) (h)
James Johnstone	20,000	-	-	-	-	-	-
Christopher Harvey	20,000	-	-	-	-	-	-
Carl R. Jonsson	20,000	-	-	-	-	-	-
Robert Babensee	20,000	-	-	-	-	-	-

(1)

Options were outstanding in favour of all of the Directors listed above - which were granted during previous years and were exercisable at various prices.  Effective August 10, 2010 the option exercise prices were all reduced to $0.07 per share.

 (2)

Carl R. Jonsson is a principal of the Vancouver law firm of Tupper, Jonsson & Yeadon which acts as the Company’s principal lawyers.  Mr. Jonsson’s services to the Company are rendered through Tupper Jonsson & Yeadon and he, accordingly, indirectly shares in fees paid to that firm for services rendered.  Mr. Jonsson does not get paid any other direct remuneration.

The Company does not have a long-term incentive plan, a pension plan or other form of defined benefit plan – other than its Stock Option Plan.

The Compensation Committee reviews the compensation paid to directors annually. Based on compensation paid to Directors at other companies comparable to Caledonia and on the additional risks and responsibilities assumed by the directors it recommends compensation paid to Caledonia’s directors.  From July 1, 2004 to June 30, 2009 the fees paid to Directors were $10,000 per year, an hourly amount for preparation and participating in telephone board meetings and a per diem fee for travel time to, and participating in, board meetings.  Since June 1, 2009 the fees have been changed to a flat $20,000 per year - plus reimbursement for out-of-pocket expenses incurred in relation to attendance at Board or Committee meetings.  In addition to their Directors fees the Chairman of the Audit Committee receives annual fees of $10,000 and each member of the Audit Committee receives annual fees of $5,000.

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

(b)

there are letters of appointment dated May 10, 2005 with Messrs. Harvey and Jonsson.  Caledonia has also entered into Indemnification Agreements with its Directors and Senior Officers.

(c)

a service agreement between Caledonia and Mr. Curtis dated April 1, 2008.

Composition of the Compensation Committee

The Company has a Compensation Committee (“Committee”) - presently comprised of two directors - Carl Jonsson (Chairman) and Robert Babensee.   All issues as to compensation of  the Officers are considered by the Committee, the members of which, during portion of the fiscal year ended December 31, 2010, were Rupert Pardoe (Chairman), Carl Jonsson  and  Robert Babensee.  Mr. Pardoe abstained from voting on compensation matters pertaining to himself.  Mr. Pardoe provided the Company with consulting services for which he was compensated.   He was therefore a service provider within the past three years but was nevertheless considered independent.   Mr. Jonsson continues to provide the company with legal services and as a Director, Officer and Committee member.   He has therefore been a service provider within the past three years and is not considered an independent director.   Mr. Babensee is independent.

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the common shares of the Company with the TSX Composite Index for the last five years on the basis of cumulative total return.

Caledonia Shares vs TSX Composite at December 31, 2010 (assuming $100 of Caledonia shares were purchased on January 1, 2006:

Notwithstanding the fact that the value of the Company’s shares has, in some years, declined on the markets on which the shares trade, the compensation levels of the Company’s NEO’s have increased by amounts which were at, or in excess of, the inflation rates experienced in the countries in which the Company conducts its business activities and in which its shares trade.  The compensation of the Company’s NEO’s has never been determined in relation to the prices at which its shares have traded.

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

The Board holds regular meetings and additional meetings to address special items of business.  The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. On average the Board has met approximately six times per year during the past five years, including a board meeting at the time of the AGM in Toronto when all the directors are normally present in person.

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

Board Composition

The Board believes that the extensive knowledge of both the independent and the non-independent Directors of the Company's business is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.  The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Messrs. Hayden and Curtis is most valuable to the other directors and to the Company as a whole.

Caledonia’s Board members consider that the Board’s current composition is efficient and appropriate considering the extent of the Company’s activities and the location of the properties on which most of its activities are conducted.  The Board has concluded that three of the six directors, Messrs. Harvey, Johnstone and Babensee, are independent directors within the meaning of the NI 58-101 definitions.

The Company does not have a significant shareholder, defined by the TSX as a shareholder with the ability to exercise a majority of votes for the election of directors.

Board Committees

The Board of Directors has five standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee and the Disclosure Committee.

Audit Committee

The Audit Committee, comprised of Messrs.Johnstone, Harvey and Babensee – and is chaired by Mr. Babensee.   Until he resigned effective December 10, 2010 Rupert Pardoe was a member of, and Chairman of, the Audit Committee.  Mr. Johnstone was appointed to the Audit Committee effective December 10, 2010. The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties.  The Audit Committee is responsible for reviewing and making recommendations to the Board on:

1.

financial statements and the related reports of management and external auditors;

2.

accounting and financial reporting procedures and methods;

3.

internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.

The Board has adopted a “Charter of the Audit Committee” which is attached as Appendix “A”.

Corporate Governance Committee

Attached as Appendix “B” is Form 58-101F1 - which is to provide certain Corporate Governance disclosure.

Composition of Other Committees

The composition of the Committees not detailed above is:

-

Nominating Committee

-

Stefan Hayden - Chairman

Carl Jonsson

-

Corporate Governance Committee

-

Carl Jonsson - Chairman

Stefan Hayden

-

Disclosure Committee

-

Stefan Hayden

Carl Jonsson

Steven Curtis

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.caledoniamining.com   Financial information is provided in the Company’s comparative financial statements prepared and audited to December 31, 2010 and in its annual MD&A dated March 15, 2011.

Copies of any of the documents which are described in the Information Circular as being available to be viewed on the Company’s website.  They also can be obtained by contacting the Company at:

Suite 1201, 67 Yonge Street,

Toronto, Ontario, Canada M5E 1J8

Phone:

1-416-369-9835

email: Jonsson@securitieslaw.bc.ca

BY ORDER OF THE BOARD OF DIRECTORS

DATED:  April 15, 2011

APPENDIX “A”

CALEDONIA MINING CORPORATION

Charter of the Audit Committee of the Board of Directors

(As adopted November 9, 2006)

I.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Caledonia Mining Corporation (“Caledonia”) is to assist the Board in its oversight of the:

-

integrity, adequacy and timeliness of Caledonia’s financial reporting and disclosure practices;

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

18

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

19

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

CALEDONIA MINING CORPORATION

1. Board of Directors (a) Disclose the identity of directors who are independent

The Company has determined that 3 of its current 6 directors are “independent”, within the meaning of NI 58-101.  The following directors are “independent”:

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

(c) Disclose whether or not a majority of directors are independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	As per (a) and (b) above, 50% of the directors of the Company are “independent”, within the meaning of NI 58-101.

  (d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The only director who acts as a director of other reporting issuers is Carl Jonsson.  He is a director of the following named reporting issuers:

-

Bonterra Energy Ltd.

-

Geomark Exploration Ltd.

-

Comet Industries Ltd.

-

Acrex Ventures Ltd.

-

Dolly Varden Resources Inc.

-

Pine Cliff Energy Ltd.

-

Alita Resources Ltd.

-

Astorius Resources Ltd.

  (e)

Disclose whether or not the independent directors hold regularly schedules meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors

The Company holds one regularly scheduled in-person Board Meeting annually - held in conjunction with the AGM - and at least five regularly scheduled telephone conference Board Meetings each year.  The agendas of these meetings occasionally include the holding of a meeting “in camera” which excludes participation by Messrs. Hayden and Curtis as the Directors representing management of the Company.  Open and candid discussion is encouraged at all meetings.  Meetings only include meetings of the independent directors if such a meeting is requested by an independent director. In 2010 there was a total of nine meetings of the board of directors including the scheduled meetings mentioned above - and one meeting of the independent directors.

  (f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors

Mr. Rupert Pardoe was the Chairman of the Board from 2005 until he resigned December 10, 2010.  He was considered “independent” within the meaning of NI 58-101.  Carl Jonsson, who is also the Company’s principal Solicitor and Corporate Secretary and who is not considered independent, was appointed Chairman of the Board December 10, 2010.  The Chairman of the Board has the responsibility of overseeing the efficient operation of the Board and its committees.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

The Company held nine Board meetings in 2010.  All of the Directors attended all of the meetings except that Carl Jonsson did not attend one meeting and Rupert Pardoe, while he was a Director, did not attend two meetings.

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

Committee chairs report periodically to the Board - usually in Board meetings.  Chairs are expected to report in writing to the Board any matters they consider being of importance.  The composition of the Committees can be found on the Company’s website at www.caledoniamining.com in the Corporate Governance section and on page 12 of the Information Circular.

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

The Board expects directors and Company employees to behave ethically at all times and has adopted a written code of ethics policy, which includes a “whistleblower” provision.

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

There were no reported incidents relating to the Company’s Code of Ethics/whistleblower policy since its adoption in 2004.

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

The Company’s Nominating Committee consists of the Company’s President and CEO, Stefan Hayden and Carl Jonsson, the Company’s Chairman and Secretary.  The Nominating Committee undertakes no activities except if and when the Board determines that a new Director should or must be appointed.  However, all Directors recognize the value of having persons on the Board who can contribute - and all Directors therefore have an open mandate to stay alert to identifying persons who would be potentially valuable additions to the Board and to make recommendations in that regard to the Nominating Committee.

The Nominating Committee is comprised entirely of non independent Directors.  As to the Committee’s objectivity see sub-clause (a) above.

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

The Compensation Committee is comprised of Robert Babensee (who is an “independent” Director, and Carl Jonsson who is considered to be “non-independent”.  Rupert Pardoe was also a member of the Compensation Committee until December 10, 2010.   In considering the annual compensation payable to Mr. Pardoe for 2010 and earlier years he excused himself from the deliberations of the Committee.  With respect to all other compensation generally it is considered by the full Board which has 50% “independent” Directors.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The principal responsibilities of the Compensation Committee are to review the compensation for the directors, the President and Chief Executive Officer, the Chairman, and the executive officers of the Company, and to prepare the executive compensation report for disclosure to shareholders.

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

Neither the Board, the Committees nor individual Directors are regularly assessed with respect to their effectiveness and contribution.  In the annual Board Meetings held in conjunction with the Annual General Meeting there was always discussion of the performance of the Board and the Committees and, to date, except with reference to Rupert Pardoe in late 2010, there has always been the unanimous consensus that the Board, it’s Committees and its individual Directors are performing effectively.

APPENDIX “C”

CALEDONIA MINING CORPORATION

 (the "Corporation")

INCENTIVE STOCK OPTION PLAN

APRIL 10, 2007, as Amended March 31, 2011

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

(c)

no more than 2% of the issued shares of the Corporation, calculated at the date the option is granted, may be optioned to any one  service provider;

(d)

no more than 10% of the issued shares of the Corporation, calculated, on an undiluted basis, may be issued or made issuable to insiders of the Corporation at any one time or within any one year period, under this and all other security based compensation arrangements of the Corporation.

29

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

6.01

Exercise price

The exercise price to each Optionee for each Optioned Share shall be determined by the Board but shall not, in any event, be less than:

(a)

the closing price of the Corporation’s shares on the Exchange on the trading day prior to the date of the grant of the option;  and

(b)

the minimum price allowed by the exchanges.

6.02

Amendments to Plan

(a)

Shareholder approval will be required in respect of any amendment or amendments to the Plan:

(i)

as to the number of shares issuable under the Plan;

(ii)

which reduces the exercise price of an option;

(iii)

extending the term of an option beyond its original expiry date, except as otherwise permitted by the Plan;

(iv)

of this amending section of the Plan;

(v)

as to the number of Options which may be granted to any class or category of optionees;

(vi)

amendments required to be approved by shareholders under applicable law.

(b)

Any amendments to the Plan other than those described in sub-clause (a) can be done by the Board of Directors of the Corporation without shareholder approval.

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

30

6.04

Length of Grant

Subject to sections 6.10 - 6.15 any options granted under this Plan shall expire not later than that date which is 5 years from the date such options are granted.

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

31

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

6.15

Blackout Period

If an option expires during a trading blackout or within 10 business days after the date on which the blackout ends, then the expiry date of the option will be extended for a period of 10 business days after the date on which the trading blackout ends.

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

10.

Withholding Taxes

Notwithstanding the other provisions and requirements set forth in this Plan the Corporation shall require, as a condition of the exercise of any options granted pursuant to this Plan, that an optionee exercising an option shall pay to the Corporation for remittance to the Canadian taxation authorities such amounts as are, by the tax laws and regulations applicable at the time, required in relation to the option being exercised to be collected and remitted.  The Corporation must upon receiving the required monies from an optionee exercising an option, forthwith remit them to the Canadian taxation authorities accompanied by the appropriate forms to identify the optionee on behalf of whom the payment is being made.

11.

Previous Plans

All options granted under the Corporation’s previous Incentive Stock Option Plans will be deemed to have been granted pursuant to, and subject to the terms of, this Plan, to the extent that the provisions of such previously granted options are not inconsistent with the provisions of this Plan.

DATED:

April 10, 2007.

SIGNED FOR IDENTIFICATION

Carl Jonsson, Director and Secretary

32

SCHEDULE “A”

CALEDONIA MINING CORPORATION

INCENTIVE STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Caledonia Mining Corporation (the "Company") and the Optionee named below pursuant to the Incentive Stock Option Plan of the Company dated April 10, 200, as amended March 31, 2011 (the "Plan"), and confirms that:

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

EXHIBIT #14c

CALEDONIA MINING CORPORATION

MINERAL PROPERTIES

The following is a summary of Caledonia’s mineral properties and the capitalized costs as at the 31st December 2010 – in Canadian dollars:

Africa:

South Africa

     4,113,000

Zambia

     5,586,000

Zimbabwe

     6,155,000

                                                                                                                                                                $ 15,854,000

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

3.   Summary

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

SUMMARY OF REPORT

ON THE NAMA PROPERTY IN ZAMBIA

Prepared by Applied Geology Services cc

on behalf of

Caledonia Mining Corporation

March 8, 2007

Qualified Persons who prepared the Report - David E.C.S. Grant

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

EXHIBIT #14e

SUMMARY OF INDEPENDENT TECHNICAL REPORT ON

 THE BLANKET MINE PROPERTY IN ZIMBABWE

Prepared by The MSA Group

on behalf of

Caledonia Mining Corporation

June 28, 2011

Qualified Persons who prepared the Report – Bruno Bvirakare (primary author)

     Mike Robertson (supervising principal)

3

 SUMMARY

MSA Geoservices (Pty) Ltd (“The MSA Group”) was commissioned by Caledonia Mining Corporation (Caledonia) to prepare an Independent Technical Report on the Blanket Mine in Zimbabwe.  The Report was required to verify Caledonia’s calculations of the Blanket Mine mineral reserves and resources on an annual basis.

 On the 20th June 2006 Caledonia acquired the Blanket Gold Mine, located near Gwanda in Zimbabwe, from Kinross Gold Corporation of Canada.  Following a 2 year  period of successful operation of the mine, the mine was forced to close for 6 months owing to the fact that the Zimbabwe Government did not pay for the gold sold to the State refiner. Operations commenced again in April 2009 and production has since risen steadily.

Blanket Mine is situated about 15 km west of Gwanda, approximately 130 km to the south of Bulawayo, in south-western Zimbabwe. The mine has been in operation since 1906 and has reportedly produced 1,073,000 ounces of gold at an average grade of 4.53 g/t. The Mine comprises a series of deposits along a strike length of about 3 km, from Jethro in the south, through Blanket, Feudal, AR South, AR Main, Sheet, Eroica and Lima ore deposits. The gold enrichment occurs in near-vertical shoots spread out along an approximate north−south axis.

The Blanket Mine exploits a fairly typical Archaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt. Most mining activity takes place within AR South, AR Main, Eroica and Lima ore shoots. Two main types of mineralisation are recognised, namely disseminated sulphide replacement (DSR) type mineralisation forming the bulk of the orebodies, and gold-bearing quartz-filled shear zones.

Three types of mining methods are used at the Blanket Mine:

•

Underhand stoping in the narrow ore bodies

•

Shrinkage stoping where blocky sidewalls are evident

•

Longhole stoping in the wider ore bodies, using 15 m sub-levels.

The surrounding country rock at the Blanket Mine, a massive amphibolite, is generally very competent and support such as rock bolts are only installed on rare occasions where fractured rock conditions are encountered. All ore is trammed/tipped to the 22 Level Ore Bins where, after primary crushing, the ore is loaded and hoisted to surface.

The completion of the 4 Shaft expansion project in 2010, which included plant upgrades, has increased the production capacity from 500 tpd to 1000 tpd of ore and consolidation at the higher level is in progress.  The higher throughput rate enables the mine to produce 40,000 oz of gold per annum at the current Reserve grade and quantum over a period of at least 10 years.

Current mineral reserves and resources are summarised in the table below:

Summary of Mineral Reserves and Resources at Blanket Mine at December 31, 2010

MINERAL RESERVES (based on a Gold Price of US$ 1100/oz)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz)
Proven Ore
Total Proven Ore including Pillars*	1,326,100	4.02	171,400
Probable Ore
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Ore	3,839,800	3.78	467,200
MINERAL RESOURCES (based on a Gold Price of US$ 1100/oz)
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz)

Indicated	510,000	3.79	62,100

Inferred	2,408,200	5.01	**
Tonnages and ounces are rounded to the nearest 100
Note * Pillar tonnages are discounted by 50% Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

 (i) 1 tonne = 1,000 kilograms = 2,204.6 pounds

(ii) Some numbers may not add due to rounding

Mr. Mike Robertson, Pr. Sci. Nat., and  Mr. Bruno Bvirakare, Pr. Sci. Nat., both consultants with The MSA Group are the “Independent Qualified Persons” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

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

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources.   The above table uses the term “indicated resources”. We advise U.S. investors that these terms are not recognised by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

Major infrastructure consists of underground workings, a process plant, workshops and a tailings dam.

The ROM process consists of three-stage crushing, twin rod mills, Knelson Concentrators, and a CIL (carbon-in-leach) circuit. Loaded carbon is eluted and electro-won in a compact PG Elution cell. Cathodes from the cell are acid digested and calcined before smelting together with the gravity gold concentrate from the Knelsons. Approximately 50% of the gold is recovered as free gold. Tailings from the CIL stream is pumped to a tailings dam, with the effluent being recycled to the plant.

Two permits for effluent disposal have been issued to the Blanket Mine, covering the sewage effluent and mill tailings disposals. The Mine has implemented a pollution monitoring system around the current tailings dam with the installation of a number of piezometers, which are routinely monitored on an independent basis by Fraser Alexander personnel from its Harare office.

In terms of the Mining General Regulations, certain closure obligations are to be fulfilled.   These are covered in a Closure Plan initially prepared by Knight Piesold. Management revised the quantum of the provisions in 2009.

The Blanket Mine smelts gold Dore bars twice a month and delivers them to a local refinery which is operated by the Reserve Bank of Zimbabwe. The Dore bars are then sent to Rand Refinery in South Africa for refining and sale.

The Report, authorized by Mike Robertson and Bruno Bvirakare, dated June 28, 2011, can be viewed on the Company’s website:  www.caledoniamining.com pursuant to the links “Investors” and “Technical Reports” - and on SEDAR at: www.sedar.com

EXHIBIT #14f

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

See Table 14 g(i)

f)

Conditions of retention, Payments etc

See Table 14 g(i).  Claim fee payments are made by Blanket Gold Mine (responsible person – V. Naik).

g)

Property area – see Table 14 g(i)

Table 14 g (1)

CLAIM BLOCK / PROPERTY NAME	NUMBER OF CLAIM BLOCKS	CLAIM TYPE	CLAIM/BLOCK NUMBERS	EXPIRY DATE/S	FEES (Annual)	ROYALTIES	AREA (ha)
Gwanda Claims							
Blanket Mine							
Valentine	26	Gold	GA2767-92	21-Mar-11		-	240.6
Oqueil	36	Gold	35928-63	29-Jan-11		-	270.0
Harvard	1	Base	5576BM	02-Feb-11		-	25.0
Blanket	11	Gold	GA512, GA547,GA247-8, GA349, GA5030, 1817, 31202, 3958, 6874BM, 9627BM	06-Apr-11		-	114.0
Feudal	6	Gold	31190, 19918, 21065, GA446, 10051BM, 10358BM	10-May-11	Not applicable since these claims fall within Blanket's Mining Lease	-	77.0
Lima	85	Gold	36066-117, 35753-68, 34052-67, 10925BM	02-Apr-11		-	828.5
Sheet	21	Gold	35628-39, 34744, 34747-51, 34856, GA341, 9629BM	03-Apr-11		-	179.6
Sabiwa	12	Gold &Base	GA281, GA513, 1978, 25610, 9628BM, 10922-23BM, 10894-96BM, 10049-50BM	11-Apr-11		-	594.0
Mbudzane Rock	43	Gold	36160-202	21-May-11		-	353.9
Jethro	1	Gold	19923	30-Nov-10		-	9.0
Smiler	1	Gold	32939	26-Nov-10		-	10.0
Blanket Exploration							
Penzance	3	Base	11264BM,11265BM,8838BM	07-Jan-11	$ 198	2.5% on 8838	99
Bunny's Luck	6	Base	10443-48BM	15-Jan-11	$ 300	-	150
Cinderella	5	Base	11122-23BM,10824-26BM	19-Jan-11	$ 856	3% NSR	428
Eagle	1	Base	11266BM	21-Jan-11	$ 102	-	51
Spruit	5	Base	10623-24BM, GA532-4BM	24-Feb-11	$ 776	-	388
Shakeshake	3	Base	10625-27BM	24-Feb-11	$ 576	-	288
Surprise	2	Base	10628-29BM	24-Feb-11	$ 392	-	196
Abercorn	2	Base	11269BM,10602BM	11-Mar-11	$ 432	-	216
Banshee	1	Base	11093BM	23-Sep-10	$ 270	3% NSR	135
Dan's Luck South	3	Base	GA537-38BM, 11268BM	11-Mar-11	$ 270	-	135
Abercorn	1	Gold	32251	28-Mar-11	$ 8	-	10
Annette	3	Gold	GA3258-60	30-Mar-11	$ 19	3% NSR	24
Dan's Luck	2	Gold	32776, GA3769B	13-May-11	$ 14	2.5% NSR	18
Eagle Hawk	1	Gold	30544	08-Oct-10	$ 8	3% NSR	10
GG	7	Gold	GA3769-75	05-Jun-11	$ 42	-	52.9
Gum	2	Gold	GA3060-61	10-Oct-10	$ 10	3% NSR	12
Lincoln	1	Gold	30548	20-Oct-10	$ 8	3% NSR	10
Mascot	3	Gold	GA 583, 29657, 32756	03-May-11	$ 24	2.5% NSR	30
Mazeppa	1	Gold	32769	26-May-11	$ 2	2.5% NSR	3
Rubicon	23	Gold	34519-20, 34794-805, 34913-21	23-Jan-11	$ 176	-	220
Valentine	3	Gold	GA2994-96	21-Mar-11	$ 24	3% NSR	30
Vulture	2	Gold	5031, 8106	13-Jan-11	$ 16	3% NSR	20
Will South	1	Gold	33143	30-Sep-10	$ 4	2.5% NSR	5
Bubi Claims							
Stu	4	Base	12072-74BM, 12021BM	07-Jan-11	$ 990	-	495
Chikosi	7	Base	12011-17BM	30-Jan-11	$ 999	-	499.5
Sandy	2	Base	12018-19BM	30-Jan-11	$ 600	-	300
Ruswayi	6	Base	12022-27BM	30-Jan-11	$ 1 088	-	544
Lonely	5	Base	12028-30BM, 12075-76BM	02-Feb-11	$ 1 340	-	670
Spawn	3	Base	12031-33BM	30-Jan-11	$ 622	-	311
Kadoma Claims							
Golden Donkey	2	Gold	1254-55	18-Mar-11	$ 6	1.75% NSR	8
Headley NE	3	Gold	1256-58	18-Mar-11	$ 24	1.75% NSR	30
Harare							
Apollo	27	Gold	17438-46, 28665-79, 28734-36	27-Sep-11	$ 166	-	208
Electra	1	Base	19482BM	13-Mar-11	$ 24	-	12
Apollo	3	Base	28382-84BM	27-Sep-11	$ 192	-	96
TOTAL	**387**	**Claim Blocks**				**hectares**	**8406**

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