Form 20-F/A
period 2009-12-31
CALEDONIA MINING CORP
filed 2011-09-21
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

August 30, 2011

FORM 20-F

ANNUAL REPORT

AMENDMENT NO. 3

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

No ______

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

Yes  ______

No  ______

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated

This Form 20-F Amendment No. 3, together with exhibits attached is being filed to clarify and re-state certain information contained in the original Form 20-F Annual Report filed on June 21, 2010, the 20-F Amendment No. 1 filed September 29, 2010 and the 20-F Amendment No. 2 filed March 16, 2011 relating to the Company’s mineral properties and the presentation of new figures as to the mineral reserves calculated to be contained in the Company’s Blanket Mine property in Zimbabwe.  The amendments are the replacement of the second, third and fourth paragraphs under “Property Geology” on page 12 with new paragraphs, and the replacement of Exhibit 14e.  Otherwise, it does not bring the information that it contains up to date.

NOTE:  All references to monies herein are to Canadian dollars unless otherwise specifically indicated.

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

The Company previously published proven and probable mineral reserve and mineral resource figures for the Blanket Mine which were calculated in 2006 - which are in a Report, dated July, 2006, prepared by Applied Geological Services cc.  In the period after that date the reserve and resource figures were depleted to the extent of the production which has occurred.  The Company did not have any new formal reserve or resource figures calculated and reported by a person who is an independent qualified person pursuant to Canadian National Securities Instrument 43-101 until it had a new report entitled “NI 43-1-1 Technical Report on the Blanket Mine, Zimbabwe”, dated June 28, 2011, prepared by MSA Geoservices (Pty) Ltd. (“MSA”), a geological consulting company based in South Africa.  MSA reviewed the reserve and resource calculation procedures for the Blanket Mine as of December 21, 2009.  An amended Exhibit 14e is attached which sets forth the reserve and resource figures calculated to have existed at December 31, 2009.

The Company has calculated - as is presented in the audited financial statements attached as Exhibit B - depreciation and depletion  amounts relative to the Blanket Mine on what is commonly known as the “straight-line” method of computing depletion and depreciation.  However, United States Generally Accepted Accounting Principles require depreciation and depletion to be calculated on what is known as a “units-of-production” method.  The Company has analyzed the differences in the depreciation and depletion allowances taken in each of the past 3 years and has concluded that the differences resulting from using either of the methods are so small as to not be material.  The Company’s accounting policy is that, on commencement of commercial production of a property, depreciation of the property and the development of it will be provided for on a unit-of-production basis using estimated proven and probable reserves.  However, where the total reserves are not determinable because ore-bearing structures are open at depth or laterally, the straight-line method of depreciation will be applied over the estimated life of the mine.

Dr Trevor Pearton, FGSSA, SAIMM, Caledonia’s Vice President for Exploration, is the company’s Qualified Person for Blanket Mine’s reserves and resources.  Mr. Mike Robertson, Pr. Sci. Nat., and Mr. Bruno Bvirakare, Pr. Sc. Nat., both consultants with The MSA Group, are the “Independent Qualified Persons” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

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

FORM 58-101F1

CORPORATE GOVERNANCE DISCLOSURE

1. Board of Directors (a) Disclose the identity of directors who are independent

The Company has determined that 4 of its 7 directors are “independent”, within the meaning of NI 58-101.  The following directors are “independent”:

-Mr. Rupert Pardoe, Chairman of the Board

-James Johnstone

-Christopher Harvey

-Robert Babensee

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

The following two directors only are directors of other reporting issuers, being:

Carl Jonsson:

-Bonterra Oil & Gas Ltd. (Energy Ltd.?)

-Comaplex Minerals Corp.

-Comet Industries Ltd.

-Acrex Ventures Ltd.

-Dolly Varden Resources Inc.

-Alder Resoursces Ltd.

-Pine Cliff Energy Ltd.

-Alita Resources Ltd.

-Astorius Resources Ltd.

Robert Babensee:

-Apollo Gold Corporation

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

EXHIBIT #14e

SUMMARY OF INDEPENDENT TECHNICAL REPORT ON

 THE BLANKET MINE PROPERTY IN ZIMBABWE PREPARED BY THE MSA GROUP

ON BEHALF OF

CALEDONIA MINING CORPORATION

JUNE 28, 2011

MSA Geoservices (Pty) Ltd (“The MSA Group”) was commissioned by Caledonia Mining Corporation (Caledonia) to prepare an Independent Technical Report (“Report”) on the Blanket Mine in Zimbabwe.

On June 20, 2006 Caledonia acquired the Blanket Gold Mine, located  in Zimbabwe, from Kinross Gold Corporation of Canada.  Following a 2 year  period of successful operation of the mine, the mine was forced to close for 6 months owing to the fact that the Zimbabwe Government did not pay for the gold sold to the State refiner. Operations commenced again in April 2009 and production has since risen steadily.

Blanket Mine is situated about 15 km west of Gwanda, approximately 130 km to the south of Bulawayo, in south-western Zimbabwe. The mine has been in operation since 1906 and has reportedly produced 1,073,000 ounces of gold at an average grade of 4.53 grams per tonne. The Mine comprises a series of deposits along a strike length of about 3 km, from Jethro in the south, through Blanket, Feudal, AR South, AR Main, Sheet, Eroica and Lima ore deposits. The gold enrichment occurs in near-vertical shoots spread out along an approximate north−south axis.

The Blanket Mine exploits a fairly typical Archaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt. Most mining activity takes place within AR South, AR Main, Eroica and Lima ore shoots. Two main types of mineralisation are recognised, namely disseminated sulphide replacement type mineralisation forming the bulk of the orebodies, and gold-bearing quartz-filled shear zones.

Three types of mining methods are used at the Blanket Mine:

•

Underhand stoping in the narrow ore bodies

•

Shrinkage stoping where blocky sidewalls are evident

•

Longhole stoping in the wider ore bodies, using 15 metre sub-levels.

The surrounding country rock at the Blanket Mine, a massive amphibolite, is generally very competent and support such as rock bolts are only installed on rare occasions where fractured rock conditions are encountered. All ore is trammed/tipped to the 22 Level Ore Bins where, after primary crushing, the ore is loaded and hoisted to surface.

The completion of the No. 4 Shaft expansion project in 2010, which included plant upgrades, has increased the production capacity from 500 tonnes per day to 1000 tonnes per day of ore, and consolidation at the higher level is in progress.  The higher throughput rate will enable the mine to produce 40,000 ounces of gold per annum at the current reserve grade and quantum over a period of at least 10 years.

Current mineral reserves and resources (based on a Gold Price of US$900/oz.) are summarised in the table below:

Summary of Mineral Reserves and Resources at Blanket Mine at December 31, 2009

The following figures have been calculated assuming a gold price of $900 per ounce.

MINERAL RESERVES
Classification	Tonnes	Grade (Au g/t)	Gold Content-Ounces
Proven Ore
Total Proven Ore including pillars*	1,216,200	4.02	157,300
Probable Ore
Operating and Development Areas	2,544,200	3.76	307,600
Total Proven + Probable Ore	3,760,400	3.88	464,900
MINERAL RESOURCES
Classification	Tonnes	Grade (Au g/t)	Gold Content (oz)

Indicated	516,200	3.94	65,400

Inferred	2,466,900	5.27	**
Tonnages and ounces are rounded to the nearest 100
Note * Pillar tonnages have been discounted by 50% Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities.

 (i) 1 tonne = 1,000 kilograms = 2,204.6 pounds

(ii) Some numbers may not add due to rounding

Mr. Mike Robertson Pr. Sci. Nat., and  Mr. Bruno Bvirakare Pr. Sci. Nat., both consultants with The MSA Group are the “Independent Qualified Persons” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

The above table uses the term “inferred resources”.  We advise U.S. investors that, while these  terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

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

The Report, dated June 28, 2011, can be viewed on the Company’s website:  www.caledoniamining.com pursuant to the links “Investors” and “Technical Reports” - and on SEDAR at: www.sedar.com

EXHIBIT #14f

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

See Table 14 g(i)

f)

Conditions of retention, Payments etc

See Table 14 g(i).  Claim fee payments are made by Blanket Gold Mine (responsible person – V. Naik).

g)

Property area – see Table 14 g(i)

Table 14 g (1)

CLAIM BLOCK / PROPERTY NAME	NUMBER OF CLAIM BLOCKS	CLAIM TYPE	CLAIM/BLOCK NUMBERS	EXPIRY DATE/S	FEES (Annual)	ROYALTIES	AREA (ha)
Gwanda Claims							
Blanket Mine							
Valentine	26	Gold	GA2767-92	21-Mar-11	Not applicable since these claims fall within Blanket's Mining Lease	-	240.6
Oqueil	36	Gold	35928-63	29-Jan-11		-	270.0
Harvard	1	Base	5576BM	02-Feb-11		-	25.0
Blanket	11	Gold	GA512, GA547,GA247-8, GA349, GA5030, 1817, 31202, 3958, 6874BM, 9627BM	06-Apr-11		-	114.0
Feudal	6	Gold	31190, 19918, 21065, GA446, 10051BM, 10358BM	10-May-11		-	77.0
Lima	85	Gold	36066-117, 35753-68, 34052-67, 10925BM	02-Apr-11		-	828.5
Sheet	21	Gold	35628-39, 34744, 34747-51, 34856, GA341, 9629BM	03-Apr-11		-	179.6
Sabiwa	12	Gold &Base	GA281, GA513, 1978, 25610, 9628BM, 10922-23BM, 10894-96BM, 10049-50BM	11-Apr-11		-	594.0
Mbudzane Rock	43	Gold	36160-202	21-May-11		-	353.9
Jethro	1	Gold	19923	30-Nov-10		-	9.0
Smiler	1	Gold	32939	26-Nov-10		-	10.0
Blanket Exploration							
Penzance	3	Base	11264BM,11265BM,8838BM	07-Jan-11	$ 198	2.5% on 8838	99
Bunny's Luck	6	Base	10443-48BM	15-Jan-11	$ 300	-	150
Cinderella	5	Base	11122-23BM,10824-26BM	19-Jan-11	$ 856	3% NSR	428
Eagle	1	Base	11266BM	21-Jan-11	$ 102	-	51
Spruit	5	Base	10623-24BM, GA532-4BM	24-Feb-11	$ 776	-	388
Shakeshake	3	Base	10625-27BM	24-Feb-11	$ 576	-	288
Surprise	2	Base	10628-29BM	24-Feb-11	$ 392	-	196
Abercom	2	Base	11269BM,10602BM	11-Mar-11	$ 432	-	216
Banshee	1	Base	11093BM	23-Sep-10	$ 270	3% NSR	135
Dan's Luck South	3	Base	GA537-38BM, 11268BM	11-Mar-11	$ 270	-	135
Abercom	1	Gold	32251	28-Mar-11	$ 8	-	10
Annette	3	Gold	GA3258-60	30-Mar-11	$ 19	3% NSR	24
Dan's Luck	2	Gold	32776, GA3769B	13-May-11	$ 14	2.5% NSR	18
Eagle Hawk	1	Gold	30544	08-Oct-10	$ 8	3% NSR	10
GG	7	Gold	GA3769-75	05-Jun-11	$ 42	-	52.9
Gum	2	Gold	GA3060-61	10-Oct-10	$ 10	3% NSR	12
Lincoln	1	Gold	30548	20-Oct-10	$ 8	3% NSR	10
Mascot	3	Gold	GA 583, 29657, 32756	03-May-11	$ 24	2.5% NSR	30
Mazeppa	1	Gold	32769	26-May-11	$ 2	2.5% NSR	3
Rubicon	23	Gold	34519-20, 34794-805, 34913-21	23-Jan-11	$ 176	-	220
Valentine	3	Gold	GA2994-96	21-Mar-11	$ 24	3% NSR	30
Vulture	2	Gold	5031, 8106	13-Jan-11	$ 16	3% NSR	20
Will South	1	Gold	33143	30-Sep-10	$ 4	2.5% NSR	5
Bubi Claims							
Stu	4	Base	12072-74BM, 12021BM	07-Jan-11	$ 990	-	495
Chikosi	7	Base	12011-17BM	30-Jan-11	$ 999	-	499.5
Sandy	2	Base	12018-19BM	30-Jan-11	$ 600	-	300
Ruswayi	6	Base	12022-27BM	30-Jan-11	$ 1 088	-	544
Lonely	5	Base	12028-30BM, 12075-76BM	02-Feb-11	$ 1 340	-	670
Spawn	3	Base	12031-33BM	30-Jan-11	$ 622	-	311
Kadoma Claims							
Golden Donkey	2	Gold	1254-55	18-Mar-11	$ 6	1.75% NSR	8
Headley NE	3	Gold	1256-58	18-Mar-11	$ 24	1.75% NSR	30
Harare							
Apollo	27	Gold	17438-46, 28665-79, 28734-36	27-Sep-11	$ 166	-	208
Electra	1	Base	19482BM	13-Mar-11	$ 24	-	12
Apollo	3	Base	28382-84BM	27-Sep-11	$ 192	-	96
TOTAL	**387**	**Claim Blocks**				**hectares**	**8406**

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