Form 20-F
period 2011-12-31
CALEDONIA MINING CORP
filed 2012-05-04
CIK 766011

Caledonia Mining Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
April 30, 2012
FORM 20-F
ANNUAL REPORT

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ……………………………… to ………………………………

Commission file number   013345

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Caledonia Mining Corporation
Securities registered or to be registered pursuant to Section 12(g) of the Act

Title of each class	Name of each exchange on which registered
Common shares	Toronto Stock Exchange
London Stock Exchange Alternative Investment Market
U.S. OTCQX

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the closing of the period covered by the annual report
507,299,303

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes_______________            No _________x_________

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes_______________            No _________x_________

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

Yes _______x_______            No  __________________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ______  Accelerated filer _________   Non-accelerated filer _____x_____

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

Caledonia Mining Corporation

U.S. GAAP …… International Financial Reporting Standards as issued by the International Accounting Standards Board X
Other: __________

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
Item 17 __________________                            Item 18  ____________

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __________________                                  No __________x___________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ____________                                No_________________

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

However, the information required above can readily be determined from Caledonia’s Proxy and Information Circular dated April 15, 2011 attached as Exhibit #14b.  Information is also given in Section 14A.

Caledonia Mining Corporation
2.            OFFER STATISTICS AND TIMETABLE

Not required as this is an annual report under the Exchange Act.

3.            KEY INFORMATION

Selected Financial Data
Table 3 A shows the applicable selected financial data for 2010 and 2011 pursuant to IFRS and for the 3-year period 2007 to 2009 in Canadian Generally Accepted Accounting Principles

Table 3 A (i) shows the applicable selected financial data for the 3-year period 2007 to 2009 in United States Generally Accepted Accounting Principles.

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual  months ending April 30, 2012.

Caledonia Mining Corporation

Table 3A - Selected Financial Information prepared for 2011and 2010 pursuant to IFRS and for three preceding years pursuant to Canadian Generally Accepted Accounting Principles - the figures presented being as of the end of each such year.

	IFRS		Canadian GAAP
Financial – All in C$ 000’s unless otherwise indicated	2011	2010	2009	2008	2007
Revenue from Sales	55,705	22,388	11,559	7,696	10,039
Gross Operating Profit (Loss)	29,115	6,360	2,916	3,039	166
Expense - (General and administration, interest and foreign exchange including provisions and impairments)	(8,359)	(3,866)	(6,007)	(7,543)	(4,195)
Net loss from discontinued operations	-	-	-	(436)	(582)
Net Income /(Loss) – after income taxes	12,130	1,455	(3,950)	(4,940)	(4,615)
Cash and cash equivalent	9,686	1,145	1,623	3,652	76
Current Assets	18,154	6,176	5,917	5025	4,408
Assets	52,402	38,159	22,090	23,657	29,492
Current Liabilities	4,566	4,629	2,759	1,308	4,343
Long Term Liabilities	7,822	7,050	2,589	1,153	1,054
Working Capital	13,588	1,547	3,158	3,717	65
Shareholders’ Equity	40,014	26,480	16,742	21,196	24,095
Total Capital Expenditures including Mineral Properties	8,528	7,304	1,547	3,023	3,250
Financing Raised (repaid)	(279)	159	588	1,106	4,380

Share Information

Market Capitalization ($ Thousands) at December 31	55,060	80,021	32,508	32,511	53,666
Shares Outstanding (Thousands)	500,549(1)	500,169	500,169	500,169	487,869
Warrants & Options (Thousands)	42,540	32,580	32,580	46,430	34,026
Basic and diluted net income (loss) per share for continuing operations	$0.024	$0.003	($0.008)	($0.010)	($0.009)
Basic and diluted net income (loss) per share for discontinued operations	-	-	-	($0.000)	($0.000)
Basic and diluted net income (loss) per share for the year	$0.024	$0.003	$(0.008)	$(0.010)	$(0.009)

(1)            During 2011 the Company issued 380,000 shares for a cash price of $0.09 per share.

Table 3A (i) - Selected Financial Information – prepared pursuant to United States Generally Accepted Accounting Principles for the years 2007 – 2009 - the figures presented being as of the end of each such year

	US GAAP
	2009	2008	2007
- In Thousands of Canadian Dollars except per share amounts
Revenue from Operations	11,559	7,696	10,039
Gross Profit (Loss)	3,930	851	(2,467)
Expenses (General and Administration, Interest and foreign exchange)	6,247	7,543	4,195
Net Income (Loss) from continuing operations	(3,176)	(6,692)	(6,662)
Loss from discontinued operations	-	(436)	(582)
Net Income(Loss)	(3,176)	(7,128)	(7,248)
Cash	1,622	3,652	76
Current Assets	5,917	5,025	4,408
Total Assets	12,691	13,484	21,507
Current Liabilities	2,759	1,308	4,343
Long Term Liabilities	2,589	1,153	1,054
Working Capital (Deficiency)	3,158	3,717	65
Shareholders’ Equity (Deficiency)	7,343	11,023	16,110
Capital Expenditures (excluding Mineral Property expenditure)	830	136	571
Expenditures on Mineral Properties	650	-	45
Financing Raised (repaid)	588	1,119	4,380
Deemed Dividends	-	-	134

Caledonia Mining Corporation

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2007 to 2011
The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2011	2010	2009	2008	2007
Rate at the End of the Period (1)	0.9767	0.9999	1.049	1.218	0.982
Average Rate (2)	0.9892	1.03	1.14	1.066	1.0744
High Rate (1)	1.0468	1.0766	1.036	0.9711	1.185
Low Rate (1)	0.9748	0.9966	1.2907	1.3008	0.9145

Notes:
(1)	The rate of exchange is the Bank of Canada closing rate for the period.

(2)	The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the 5 months from December 2011 to 20 April 2012 are as follows:

	Dec. 2011	Jan 2012	Feb 2012	March 2012	April 2012
Closing	1.0198	1.0039	0.9967	0.9972	0.9800
Average	1.0236	1.0154	0.9978	0.9931	0.9934
Hi	1.0384	1.0285	1.0013	1.0005	1.0031
Low	1.0098	1.0017	0.9927	0.9870	0.9800

C.	Risk Factors
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

Caledonia Mining Corporation

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

Zimbabwe brought its Indigenisation and Economic Empowerment Act into law in March 2008. The law requires that a majority stake (at least 51%) in all companies is held by indigenous Zimbabweans. On February 20, 2012 the Company signed a Memorandum of Understanding (“MOU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe (the “Government of Zimbabwe”) pursuant to which Caledonia has agreed that Indigenous Zimbabweans will acquire an effective 51% of the Blanket Mine in Zimbabwe (“Blanket”) for a paid transactional value of U.S. $30.09 million on the following basis:

•	16% will be sold to the National Indigenisation Economic Empowerment Fund;
•	10% will be sold to a Management and Employee Trust for the benefit of the present and future managers and employees of Blanket;
•	15% will be sold to identified Indigenous Zimbabweans; and
•	10% will be donated to the Gwanda Community Share Ownership Trust. Caledonia will also make a non-refundable donation of US $1,000,000 to the Trust as soon as it has been established.

Caledonia will facilitate the vendor funding of these transactions which will be repaid by way of future dividends from Blanket.

Caledonia has undertaken to complete the implementation of all the components of the indigenisation transaction as soon as possible  - which is currently underway.  The Government of Zimbabwe has agreed that implementation of the terms of the MOU will constitute full compliance by Blanket and Caledonia with the requirements of the Indigenisation Act.  However, there is no assurance that the implementation of the terms can be achieved without further difficulties – nor when the completion of the implementation will occur.

Caledonia Mining Corporation

Effective January 1, 2012, Zimbabwe increased the gross royalty payable to the Zimbabwe Government from 4.5% to 7% of the gross revenues received by mining companies operating in Zimbabwe from gold sales.

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

As a result of the foregoing, Caledonia’s exploration, development and production activities in Zambia and Zimbabwe may be substantially affected by factors beyond Caledonia’s control, any of which could materially adversely affect Caledonia’s financial position or results from operations. Furthermore, in the event of a dispute arising from such activities, Caledonia may be subject to exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since inception in February 1992, Caledonia has recorded a loss in every year except 1994, 2000, 2010 and 2011.  As at December 31, 2011, the consolidated accumulated deficit was $158.4 million.

Write-downs on capital assets and mineral properties are typical for the mining industry.  Caledonia’s policy is to review the assets relative to current market conditions on an annual basis.

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

Black Empowerment and Indigenization

The governments of the southern African countries in which the Company operates have, or are proposing, legislation (typically referred to as “black empowerment”) requiring companies to allow participation in their shareholdings and business enterprises by the indigenous (i.e. black) population.  In not all instances is it assured that such interests will have to be paid for at full fair value.  In Zimbabwe, when Caledonia purchased the Blanket Mine, it agreed to establish a trust for the benefit of the employees of the Blanket Mine into which up to 30% of the issued shares of the wholly owned subsidiary which it acquired and is operating the Blanket Mine would be placed.  As a result of the Indigenisation Law which has been passed by the Government of Zimbabwe it is now expected that the proposed trust will be established during the second quarter of 2012, but only at 10% of the issued shares.

Caledonia Mining Corporation

Need for Additional Funds

The Company expects that for at least 2012 and 2013, it can fund all of its exploration, development and production operations from internal funds – and that it will not have to seek externally sourced funding for those years.

Joint Venture Negotiations

Two of the three Rooipoort platinum prospecting rights applied for have been granted to prospect for PGMs on major portions of the Mapochsgronde tribal trust land and are currently in the process of registration.  The remaining property to the north of the area where the current rights are under appeal with the DME and its decision is awaited.

When the exploration rights are registered joint venture partners will be sought for this project.

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

Absence of Dividends

The Company has never paid or declared any dividends and has no dividend policy.

Possible Volatility of Share Price

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where Caledonia operates, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price.   Caledonia listed its shares on the London Stock Exchange’s Alternative Investment Market (“AIM”) in June 2005 – and secured the quotation of its shares in the U.S. on the OTCQX commencing  October 10, 2011.

4	INFORMATION ON THE COMPANY

A.           History and Development of Caledonia

Caledonia was incorporated, effective February 05, 1992, by the amalgamation of three predecessor companies.  It exists pursuant to the Canada Business Corporations Act

Following the creation of Caledonia its shares were listed for trading on the Toronto Stock Exchange and quoted on the NASDAQ small caps market.   On October 16th 1998, Caledonia announced that NASDAQ would no longer quote Caledonia’s securities for trading.  Caledonia’s common stock then commenced trading on NASDAQ’s OTC Bulletin Board system.  In June 2005 Caledonia was admitted to the London Stock Exchange’s AIM market under the ticker symbol “CMCL”.  Its Toronto Stock Exchange trading symbol is “CAL”.  Effective October 10, 2011 the shares commenced trading in the U.S. on the OTCQX under the ticker symbol CALVF.

Caledonia Mining Corporation

The addresses and telephone numbers of Caledonia’s three principal offices are:

African Office - South Africa	Representational Offices - Canada

Greenstone Management Services	67 Yonge Street, Suite 1201
24, 9th Street, Lower Houghton	Toronto, Ontario, Canada
Johannesburg, Gauteng, 2198	M5E 1J8
South Africa	(416) 369-9507
(27) 11 447 2499
1710-1177 West Hastings Street
Vancouver, B.C. , Canada V6E21
(604) 640-6357

Exploration activities – since 1995

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

B.            Business Overview

Mining and Exploration Ac tivities:

Gold Production

Blanket Mine (1983) Private Limited (“Blanket”) - Gold

Blanket exports its gold production to Rand Refineries in Johannesburg, South Africa and receives 100% of the sale proceeds in US dollars within 5 days of sale.  Cash flow at Blanket continues to improve as gold production increases and the production unit costs decrease.

Background

Blanket is wholly owned by the Corporation. The mine is located approximately 560 km south of Harare, the capital city of Zimbabwe and 150 km south of Bulawayo, the country’s second largest city.  The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km east of the mine and is approximately 197 km north north-west of the South African border post of Beit Bridge.  The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800’s.  Blanket holds extensive exploration properties throughout this belt. The Blanket property was first staked in 1904 with mining and metallurgical plant operations starting in 1906 and has since produced over a million ounces of gold.

Caledonia Mining Corporation

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

Production Operations

Mining

Subsequent to the completion of the No. 4 Shaft Expansion Project during Q3 2010, the underground mining areas can now produce up to 1,100 tonnes of ore daily using predominately long-hole open stoping methods. Certain ore handling limitations still existed at the underground on 18 and 22 Levels at the year end. These limitations have been partially addressed by raise boring an ore pass connecting 18 Level to the No. 2 ore bin grizzly tip on 22 Level. The 120 metre long and 1.5 metre diameter ore pass has dramatically improved the efficiency of delivering ore to the new underground crushing and hoist loading station by eliminating the previous necessity to double handle ore and waste generated on 18 Level down to 22 Level via the No 6 winze before it is crushed and hoisted from the underground loading station to surface.  The raise boring operations had an adverse impact on gold production in the first quarter of 2011resulting in 7,322 ounces being produced which was lower than the increased capacity target equivalent of 10,000 ounces per quarter. The second quarter production was higher than the first quarter but the planned annualized gold production rate of 40,000 ounces was not be achieved in 2011as a result of the lower production rates in the first and second quarters.

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

Caledonia Mining Corporation

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

Since the calculation of the above December 31, 2010 figures the Company has mined approximately 298,758 tonnes with an average gold grade of 4.01 grams per tonne from within the reserves and resource figures set out above.  Management of Blanket Mine has concluded that on-going work and exploration on the property has resulted in the establishment of replacement reserves and resources.  An updated calculation of Blanket’s reserves and resources as at December 31st 2011 has been prepared by Blanket’s Technical Department and the results are presented in the following table.

MINERAL RESERVES – December 31, 2011

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Proven Ore
Total Proven Ore including pillars*	1,495,000	3.86	185,500
Probable Ore
Operating and Development Areas	2,234,000	3.79	272,200
Total Proven + Probable Ore	3,729,000	3.82	457,700
Reserve estimate is based on a gold price of US$1,500/oz.

MINERAL RESOURCES

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Indicated	454,000	3.82	55,700
Inferred	2,344,000	5.28	**
Tonnages and ounces are rounded to the nearest 1000 and 100 respectively
Resource estimate is based on a gold price of US$1,500/oz.

Note *                        Pillar tonnages have been discounted by 50%
Note **                      In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities

(i)            1 tonne = 1,000 kilograms = 2,205.6 pounds
(ii)           Some numbers may not add due to rounding

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.  The above table uses the terms “inferred resources” and “indicated resources.”  While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them.  They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resources will ever be upgraded to a higher category.  Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

Dr. T. N. Pearton, BSc Eng. (Mining Geology), PhD (Geology), and Fellow of the Geological Society of South Africa is the “Qualified Person” for Blanket’s reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Relative to the previous and independent estimate of reserves and resources as at December 2010, the Reserves have decreased by 2.0% in terms of contained gold.  Resources expressed in terms of tonnage have declined by 4.1% over the same period.

Caledonia Mining Corporation

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

MARKETING

During 2009 Blanket became entitled to export and sell its entire gold production in its own name.   Blanket has since then delivered and sold its gold production to Rand Refineries Limited in South Africa.

KEY PERFORMANCE FACTORS

During 2011, the US$ gold price per ounce continued to increase and the increased gold production from Blanket has enabled Blanket to remain cash-flow positive throughout 2011. The cash flow, together with a loan facility from Blanket’s Zimbabwean bankers, allowed Blanket to fund all of the 2011 capital expenditure at the mine. Subsequent to the completion of the No. 4 Shaft Expansion Project the mining of the Level 22 Haulage Extension Project, has recommenced.  This project will allow for the further up-dip and down-dip exploration of the Blanket mine-site’s known ore bodies and, provided this exploration is successful, will also allow for the rapid commencement of mining on the new mining areas defined and an increase in the mine’s mineral reserves and resources.   It is expected that the remaining 1,500metres of the 2,400 metre long Level 22 Haulage Development Project will be completed by the end of 2013.  The frequency of electrical supply interruptions has decreased significantly since the new supply agreement was signed with ZESA in December 2010. Nevertheless the Company installed four 2.5MVA diesel generator sets and the associated transformers, switchgear, and diesel storage to ensure continuous power supply is available to the entire surface and underground operations in the event of any power interruption.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

The plans for the non-revenue generating exploration projects continue to be determined by the availability of funds and are more fully described below.

8.1         Gold Production

Blanket Mine – Zimbabwe

The operational statistics reported below refer to the period from January 1 to December 31, 2011.

Capital Projects

Ore Pass from 18 Level (630m) to 22 Level

A 115 meter long by 1.5 metre diameter ore pass was raise-bored which has improved the efficiency and reduced the costs of moving mined ore from 18 Level to the underground crushing station.  Sustained production at a continuous 1,000 tonnes per day has been achieved since this ore pass and its 18 Level tipping station were completed in April 2011.

22 Level (750m) Haulage Development Project - from Blanket #4 shaft  to Lima shaft

The 22 level Haulage Development Project is currently behind the original schedule in the mine plan due to the decision taken in 2010 to concentrate financial resources on completing the No. 4 Shaft Expansion Project.  Work on this Project will now be recommenced to link the Blanket and Lima shafts.  Included in the work is a 230 meter ventilation raise that was raise bored to improve ventilation in this area and that will allow for double-shift blasting if required.. As the 22 level haulage project advances, crosscuts (short side tunnels) will be mined each with a length of up to several hundred meters in order to provide the required drilling platforms from which the deeper ore bodies above and below the 22 level can be drilled, evaluated and developed.  It is planned that all of the work on the 22 Level Haulage Project and its cross-cuts will be done  alongside normal mining production and should be completed by the end of 2013.  The budgeted cost of the 22 level Project utilizing internal resources is about US$ 900 per meter advanced and equipped for the planned 1,500m plus lateral tunnels totalling about $US 2.2 million to be funded from internal cash flows.

Caledonia Mining Corporation

Mine Operations

Quarterly gold production has increased since mining and milling operations were resumed from 2,746 ounces in Q2 of 2009 to 10,533 ounces in Q4 of 2011.  Monthly production and costs have however been subject to significant fluctuations largely due to the incidence of interruptions to electrical power, particularly prior to the installation of new electrical generators, and the increased labour costs.

Annual Production Results		2011	2010	2009*
Ore mined	Tonnes	314,698	149,372	94,714
Development advance (ROM)	Meters	3,013	2,455	1,267
Development advance (Capital)	meters	548	365	165
Ore milled	Tonnes	298,759	153,500	103,444
Head grade	grams/tonne	4.01	3.9	3.75
Recovery	percentage	92.90	92.00	90.96
Gold produced	Ounces	35,826	17,707	11,295
Gold Sold	Ounces	35,504	17,598	10,517
Average gold price per ounce sold	USD	1,577	1,273	1,099
Production cost per ounce	USD	581	751	744

* Figures given are for 9 months April to December 2009 as production was suspended from October, 2008 until April, 2009.

Underground

The AR South ore body above 18 Level (630m below surface datum) remains the most productive mining area and provided 30% of the total ore mined during the Quarter.   Production from this area benefitted from the completion in the preceding quarter of the new raise bored ore pass which enabled ore to be moved from the draw points on 18 Level to the 18 Level grizzlies and dropped directly via the new ore pass onto the 22 Level grizzlies feeding the ore bins above the crushing station and automated skip loading system.  The more widespread use of long-hole stoping has increased mining productivity, but at the expense of a marginal dilution in achieved grade.

Production from AR South between 22 Level and 18 Level provided approximately 21% of production in the Quarter.  Long-hole stoping was successfully introduced to this area and has resulted in increased production tonnages albeit with some associated grade dilution which has been exacerbated by some faulting in the current mining areas.  It is anticipated, however, that the planned delivered ore grades will be achieved during the remainder of 2012.

The balance of mining production (approximately 49%) came from the AR Main, Blanket, Lima and Eroica ore bodies.

The main development activities include:
•               Extension of the 14 Level haulage (510m below surface datum) to link the Eroica and Lima ore bodies to provide access to resources at Lima between 510m and 230m;
•               Development at Eroica to open the resource block between 630m and 510m; and
•               Development at AR Main to provide access between 630m and 510m.
•              An existing crosscut on 18 Level has been refurbished and equipped and will now be used to carry out resource drilling below 750m pending further development of the Level 22 Haulage.

Management is confident that the development work outlined above and the recent and continuing improvements to the underground haulages and other infrastructure will allow mine production to be sustained at the average target rate of 1,000 tonnes per day.
Gold Production

Gold produced in Q4 of 2011 was 10,533oz, an 8.1% increase on the 9,743oz produced in the preceding quarter and a 69% increase on the 6,227oz produced in the comparative 2010 quarter.  This was the seventh consecutive quarterly increase in gold production.  Total gold production in 2011 was 35,826oz, a 102% increase over the annual gold production in 2010 of 17,707oz.

Caledonia Mining Corporation

The tonnes milled, average mill feed grades, plant gold recovery and gold produced during January and February 2012, the whole 2011 year, the fourth quarter of 2011 and the preceding four quarters are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t)	Gold Recovery	Gold Produced (oz)	Average sales price per ounce of gold sold (US$/oz)
February	2012	26,206	3.71	93.1%	2,914	1,734
January	2012	27,410	3.30	92.8%	2,695	1,675
TOTAL 2011	2011	298,759	4.01	92.9%	35,826	1,577
Fourth quarter qqquarterOctober	2011	90,967	3.86	93.4%	10,533	1,681
Third quarter	2011	85,442	3.81	93.1%	9,743	1,740
Second quarter	2011	60,913	4.52	92.9%	8,226	1,512
First quarter	2011	61,437	4.02	92.2%	7,322	1,397
TOTAL 2010	2010	153,500	3.90	92.0%	17,707	1,273

Gold production during Q4 was higher than in previous quarters reflecting the higher mined tonnages which resulted from improved efficiencies in the underground operations and improvement in the ore transportation on the 630 and 750 levels.  This resulted from the completion in the preceding quarters of the raise-bored ore pass between these major ore transporting levels, improvements to the track condition of the main underground haulages and maintenance of underground ore production and transport equipment.

The gold head grade in Q4 2011 was 3.86g/t which was consistent with the mine plan for Q4; the average grade achieved in 2011 was 4.01g/t Au, which was somewhat better than the planned grade of 3.85g/t Au.  The reduction in gold grades during the last 2 quarters of 2011, which has continued into early 2012, is the result of a combination of factors which include: the mining of lower grade areas which are commercially viable at the prevailing gold price; the more widespread use of long-hole stoping which, whilst allowing increased mining tonnages, has an adverse effect on grade control; and the incidence of some faulting at AR South which had an adverse effect on realised grades.

Plant recoveries showed a further improvement during Q4 2011 increasing to 93.4% compared to a target of 91.0%. This is due to investments made in improvements to the crushing and carbon-in-leach (CIL) sections earlier in the year.  The two new gyratory crushers and the associated triple-deck crushed ore sizing screen continued to operate well and are capable of providing adequate sized crushed ore for the mill feed at a rate well in excess of the targeted 1,000 tonnes per day (tpd).  The improved consistency of smaller product ore size delivered to the mills contributed to an improvement in gravity gold recovery circuit.

The CIL plant improvements included new agitator gearboxes and mixers, and the installation of an automated cyanide leach-reagent dosing and control system.

Power availability in Q4 2011 remained reasonably stable although as anticipated, ZESA was unable to maintain a completely uninterrupted supply. The power loss for the Year was significantly lower at 120.5 hours compared to 1,718 hours during 2010.  The standby generators operated as designed for 63.7 hours during Q4 and allowed full operations to continue during the ZESA power interruptions to normal electricity supply.

As advised previously, essential maintenance work on the No. 4 Shaft and head structure had an adverse effect on production during January and February 2012.  However, this work will allow for increased hoisting speeds which will be required to allow increased future production if sufficient ore can be made available from underground.  This No. 4 shaft work had largely been completed by early March and production in March was approximately 3,600 ounces of gold.  Mine production tonnages and gold production thereafter have now improved to the level required to reach the targeted gold production of 40,000oz for 2012.

Outlook

Blanket has achieved its annualized targeted production rate of 40,000 ounces per annum, which is expected to be sustained as a result of the 2011 improvements in the underground handling systems and ongoing mine development.  Essential maintenance work on the No. 4 Shaft and Headgear Structure in early 2012 had a temporary and minor effect on production during that period.  Increased hoisting speeds will soon be possible and these are required to allow increased future production if sufficient ore can be made available from the Blanket underground.

Caledonia Mining Corporation

The surplus capacity of the Blanket crushing and milling plant enables it to immediately treat additional feed material from the Blanket underground and from the GG and Mascot Project Area mines if the planned exploration/development work is successful.

There is significant upward pressure on costs, taxes and regulatory fees in Zimbabwe.  Nevertheless, Blanket has surplus capacity at the metallurgical plant and is sufficiently cash generative that it can invest in projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced.

EXPLORATION AND PROJECT DEVELOPMENT

Base Metals
Copper and Cobalt Base Metals
Nama Project – Zambia

Property

Caledonia Nama Limited (“Nama”), a wholly owned subsidiary of the Corporation, holds four, contiguous large scale mining licenses covering approximately 800 square kilometres on the Zambian Copperbelt.  The northern boundary of Caledonia’s licenced area is the Democratic Republic of Congo (“DRC”) border and the eastern boundary abuts the licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine is currently under construction.

Prior to the 2011 programme, exploration activities had defined three main styles of mineralization in the Nama Licence area:

a)	“A-type” cobalt oxide mineralisation;
b)	“D-type’ iron oxide bodies which are mostly enriched in Cobalt; and
c)
Copper dominated ore shale hosted copper-cobalt mineralisation, commonly observed elsewhere in the Copperbelt and which is being exploited by neighbouring mines to the east and south of the Nama Licence Areas.

2011 Exploration Programme

The 2010 exploration programme identified two resource targets at Nama (being “Konkola East” and “Kafwira”) which were characterised as belonging to the ore shale-hosted copper-cobalt style of mineralisation.  The 2011 programme was focussed initially on Konkola East where a four-hole diamond drilling programme was carried out with the primary objective of confirming the existence of the Ore Shale member of the Copperbelt stratigraphy.  The results of this programme confirmed the existence of Ore Shale in all holes.  The Ore Shale intersection in holes 1 and 2 was found at depths and copper grades that do not merit further exploration at this stage.

Evaluation of the drill core extracted from holes 3 and 4 identified a zone of mineralisation which occurs at considerably shallower depths than the Ore Shale and does not occupy a specific stratigraphic layer as would be expected.  Assays of the mineralised zones identified in holes 3 and 4 were sufficiently encouraging to warrant a fifth hole that was drilled in late 2011 and which also intersected the newly identified mineralised zone.

Preliminary Evaluation of the Results of the 2011 Drilling Programme

The new mineralised zone identified in holes 3, 4 and 5 is considered to be a contiguous zone.  The assay results for the three intersections have a weighted average of 0.47% copper over a weighted average width of 41 metres at depths between 280 and 450 metres.  Holes 3 and 4 are approximately 1,650 metres apart representing a minimum strike length of the mineralisation. The interpreted structure of the mineralised zone suggests that the zone may extend to surface within the Nama Licence.

Although the copper grades of the newly identified zone are lower than existing mines in the region, the zone is relatively shallow and the ore mineralogy found in holes 3, 4 and 5 is un-oxidised chalcopyrite, a mineral which is readily recoverable by conventional flotation that is recognized as a relatively low-cost metallurgical process.

Caledonia Mining Corporation

2012 Exploration Programme

Caledonia’s Board has reviewed the results of the 2011 exploration programme and the recommendations of management.  Caledonia believes that it should focus on the Konkola prospect and accordingly, it has approved an exploration programme for Nama in 2012 which has the following objectives:

•
Phase 1: Drilling of additional relatively-shallow holes comprising approximately a total 2,400 metres with the objective of identifying a continuation of the newly discovered mineralized zone towards surface.  This phase of the exploration programme is expected to start as soon as ground/weather conditions permit and results of this work are expected 4 to 5 months thereafter.

•
Phase 2: Drilling of additional deeper holes comprising approximately a total of 6,000 metres with the objective of identifying the nature of a deeper continuation of the above mineralised zone.  This work will take place after completion of Phase 1 and is expected to take approximately 8 to 10 months.

•
Phase 3: Provided the results of the Phase 1 programme are positive, a further shallow hole drilling programme focussed on delineating and evaluating resources compliant with NI 43-101 will be presented to the Caledonia Board for approval prior to possible commencement.  This Phase may commence during Phase 2 activities.

Substantial additional exploration work may be required in future years to arrive at a NI 43-101 compliant resource estimate at Nama.

Further information with respect to the Nama properties is given in Exhibits 14c, 14d and 14g.

PGE’s
Rooipoort & Mapochs Platinum, Gold, Palladium /Ni/Cu (“PGM”) Project - South Africa

The Rooipoort rights are held by Maid O’ the Mist, which is a wholly owned subsidiary of the Corporation.  Maid O’ the Mist is the vehicle that will be used to manage the Rooipoort platinum exploration program.

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

Activities at Rooipoort/Mapochs properties were suspended during 2010 due to the lack of progress on the part of the South African Department of Mineral Resources in registering the licence areas in the names of Caledonia’s local subsidiaries.  This has now been completed but work remains suspended until the prospecting right renewals have been granted.

Further information with respect to the Rooipoort property is given in Exhibits 14c, 14f and 14g.

Gold

Zimbabwe Exploration

The Corporation’s primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in section 6.6 (Lima Haulage).  Other than at Blanket Mine itself, Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering an area of about 2,500 hectares.  Blanket’s main exploration efforts on its satellite properties are focused at this stage on the GG prospect and the Mascot Project Area which are believed to have the greatest potential of success and both of which are within an economic trucking distance of the Blanket plant.

Caledonia Mining Corporation

Drilling programs were carried out at GG over the past eight years.  Seventeen diamond-cored holes were drilled amounting to 4,751 metres of drilling.  Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200m, each with a strike length of approximately 150 metres.  A prospect shaft will be sunk down to a depth of 140 metres and underground development is planned at the 60m and 120m levels to expose the extent of the mineralization.  During 2011 work was suspended pending ZESA’s connection of the project to the electricity grid.  This connection was delayed due to ZESA’s inability to fund the equipment required for the connection.   Blanket has now purchased the required equipment and provided financial assistance to ZESA so that it can complete the construction of this connection.   ZESA expects to complete the GG sub-station by the end of the second quarter of 2012.  In order to accelerate this project a shaft-sinking contractor has been appointed and a camp is currently being built to accommodate its staff.   As soon as the ZESA connection is installed, the deepening of the existing prospect shaft can continue and underground development on the first and second levels will commence to expose the extent of the mineralization and to facilitate its evaluation, sampling and mine planning.  Depending on the successful outcome of exploration work and mining development, it is intended that economic ore extracted would be trucked approximately 7km to the Blanket plant for processing.

The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) which extend down to various depths of up to 450 metres. These shafts and other infrastructure are in need of extensive rehabilitation.  Production at these shafts ceased decades ago due to a combination of political difficulties and the limitations of the technology that was then available.  Blanket Mine Management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably for a period of time, and not just at the prevailing high gold price.  Priority has been given to the rehabilitation and installation of infrastructure at Mascot and Eagle Vulture shafts.  Work at Eagle Vulture has continued during the Quarter with one development crew.  Work at Mascot was suspended due to the lack of a connection to the electricity grid.  Blanket has now purchased the required equipment and provided financial assistance to ZESA so that it can complete the construction of this connection. Work on this connection has now commenced and ZESA expects to complete this work by the end of April 2012.  Depending on the outcome of exploration work, it is intended that economic ore would be trucked a distance of approximately 40 km to the Blanket Mine plant for processing.

The Blanket Mine metallurgical plant has existing surplus treatment capacity and could immediately handle up to an additional 800 tonnes per day of ore without any further capital investment nor increased overheads.

Blanket is formulating an exploration and project development strategy to prioritize work on its other properties in the Gwanda area.

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

However, the Government’s aim to foster the rapid regeneration of the Zimbabwean mining sector has been severely undermined by recent regulations and other pronouncements which seek to immediately enforce stringent indigenization requirements which will deter new investment into the Zimbabwean mining industry and result in a further contraction of the mining industry.

Caledonia Mining Corporation

SCALE
0
100
200 Km
ZIMBABWE
SOUTH AFRICA
MOZAMBIQUE
BOTSWANA
Polokwane
Tzaneen
Phalaborwa
Mokopane
ROODEPOORT EERSTELING Gold
ROOIPOORT Platinum
Naboomspruit
Modimolle
Belabela
Nelspruit
Pretoria
Barberton
BARBROOK MINE Gold
MAPUTO
Carletonville
Johannesburg
GOEDGEVONDEN Diamonds
Potchefstroom
Klerksdorp
SWAZILAND

Caledonia Mining Corporation

Caledonia Mining Corporation

=

Caledonia Licences
Existing Copper Mines
Nama Licence Group
Chingola
Kitwe
Ndola
Luanshya
Kashiji
Kadola Licence Group
Kabwe
Lukulu
Lusaka
Mulonga Plains Property
Livingstone

Caledonia Mining Corporation

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

All mining and exploration activities are conducted under the various Economic, Mining and Environmental Regulations of the country where the operations are being carried out.  It is always Caledonia’s standard that these regulations are complied with by Caledonia.  Otherwise its activities risk being suspended.

(C)	Organizational Structure - Subsidiaries

Caledonia Mining Corporation owns 100% of the shares of the following incorporated subsidiary  companies:

Zambia:	Barbados:

- Caledonia Mining (Zambia) Limited	- Blanket (Barbados) Holdings Limited
- Caledonia Western Limited	- Caledonia Holdings (Africa) Limited
- Caledonia Nama Limited
- Caledonia Kadola Limited

South Africa:	Zimbabwe:

- Eersteling Gold Mining Company Limited	- Blanket Mine (1983)(Private)( Limited)
- Greenstone Management Services (Pty)Limited	- Caledonia Holdings Zimbabwe Limited
- Fintona Investments (Pty) Ltd	- Caledonia Mining Services Limited
- Maid O’Mist (Pty) Limited
- Mapochs Exploration (Pty) Ltd

England:	Panama:

- Greenstone Management Services Limited	- Dunhill Enterprises Inc.

(D)          Property, Plant and Equipment

(a)           South Africa:

The  Eersteling gold mine, indirectly owned by the Company through its ownership of 100% of the shares of  Eersteling Gold Mining Company Limited, is essentially a fully equipped mine with all of the underground and surface equipment needed to conduct mining operations and the treatment and concentration of ore mined from the properties.  Due to the lengthy period of care and maintenance at Eersteling there has been some deterioration in the facilities which will require rehabilitation work before operations can be recommenced.  The underground workings at Eersteling were allowed to flood and will require dewatering before mining access can be resumed.  Because the mine is on care and maintenance the Company has no plans to expend further amounts on plant or equipment for them or to in any way expand or improve the facilities.

The sale of Barbrook gold mine indirectly owned by the Company through its ownership of 100% of the shares of Barbrook Mines Limited was concluded on May 31, 2008.

(b)           Zimbabwe:

The Blanket Mine, in Zimbabwe, which the Company indirectly owns through its ownership of 100% of the shares of Blanket Mine (1983) (Private) Limited, the owner and operator of the Mine.  It is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the Mine.

5       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Caledonia Mining Corporation

A	Operating Results

The following information is given for the last two fiscal year-ends of the Corporation:

C$000’s except for earnings per share amounts.	December 31, 2011	December 31, 2010
Revenue from sales	55,705	22,388
Net income (loss) before income tax and discontinued operations :	20,594	2,497
Net Income (loss) before discontinued operations , after tax	12,130	1,455
Net income/(loss) per share - basic and diluted	$0.024	$0.003
Comprehensive Income (loss)	12,395	6
Total assets	52,402	38,159
Total long-term liabilities	7,822	7,050
Cash dividends declared per share	Nil	Nil

The Corporation achieved a gross operating profit of $ 29,115,000 for the year ($6,360,000 – 2010 ) on gold sales of 35,504 ounces (17,598 – 2010 ) at an average gold price of $1,577 ($1,273 – 2010).

Total gold production for the year was 35,826 ounces (17,707 – 2010).

Finance charges paid amounted to $217,000 ($267,000 – 2010) and were as a result of Blanket requiring borrowed funding.

During 2011, the Corporation invested $8,528,000 in capital assets and mineral properties ($7,304,000 in 2010).   Of the amount invested in 2011, Blanket accounted for $5,768,000 ($6,706,000 - 2010), Nama accounted for $2,709,000 ($609,000 - 2010) and Rooipoort accounted for $30,000 ($37,000 - 2010).

The basic and diluted net income per share for 2011 was $0.024 ($0.003 in 2010). This has been calculated using a weighted average number of shares of 500,396,239 (500,169,280 in 2010).

As at December 31, 2011, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

	As at December 31, 2011	As at December 31, 2010
	$000	$000
Issued common shares	196,163	196,125
Contributed surplus	3,407	2,306
Other comprehensive income/(loss)	(1,134)	(1,399)
Deficit	(158,422)	(170,552)
Total	40,014	26,480

B.       Trend Information

With the completion of the No. 4 Shaft expansion project, annual gold production will increase from the 2011 level of 35,826 ounces to approximately 40,000 ounces during 2012.  It is anticipated that the employee headcount will increase to approximately 820 employees. The productions costs per ounce are therefore expected to reduce at above the 40,000 ounce production level as the fixed employment costs are amortized over higher monthly production volumes.

The Company does not have a hedging programme.

6.        INVESTING

During 2011, the Corporation invested $8,528,000 in capital assets and mineral properties ($7,304,000 in 2010).   Of the amount invested in 2011, Blanket accounted for $5,768,000 ($6,706,000 - 2010), Nama accounted for $2,709,000 ($609,000 - 2010) and Rooipoort accounted for $30,000 ($37,000 - 2010).

Caledonia Mining Corporation

7.	FINANCING

Caledonia financed its operations, except Blanket, using funds on hand.  No equity raisings programs took place in 2011.  Caledonia’s operations will be financed from existing cash resources and dividend payments from Blanket.  Blanket has a facility of US$2.5 million with its bank in Zimbabwe and had an outstanding balance of $430,000 ($747,000-2010) owing at the year end pursuant to such facility.

8.	LIQUIDITY AND CAPITAL RESOURCES

With the increase of production at Blanket, inventory levels of consumables, spares and gold in process have risen to $4,482,000 ($2,624,000 - 2010).  Accounts payable levels of $3,841,000 ($3,882,000 - 2010) have increased accordingly with production.  Blanket had $430,000 ($747,000 – 2010) of bank borrowing outstanding at the year end.  The Rand Refinery payments continue to be cleared within the contracted period thereby assisting cash management.

Caledonia has potential liabilities to do rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated current cost of $1,785,000  ($1,899,000 - 2010).

9.        OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

10.     CONTRACTUAL OBLIGATIONS

	Payments due by Period – in thousands of Canadian Dollars
	Within 1 Year	1-3 years	3-5 years	More than 5 years	Total
Short term debt	430,000		-	-	430,000
Trade and other payables	3,841,000		-	-	3,841,000
Asset retirement obligations	-	-	-	1,785,000	1,785,000

11. RELATED PARTY TRANSACTIONS

The Corporation had the following related party transactions measured at the exchange amount:

C$ 000s	2011	2010
Fees and allowances paid to a Corporation which provides the services of the Corporation's President and CEO	588	552
Rent for office premises paid to a company owned by members of the President’s family	48	49
Legal fees paid to a law firm where a Director is a partner	97	58
Fees, allowances and interest paid to the past Chairman of the Board	-	38

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
On January 1, 2005 the Corporation entered into an agreement with the Corporation’s former Chairman for services as the non-executive Chairman of the Board of Directors of the Corporation. This agreement was terminated in December 2010.

12           CRITICAL ACCOUNTING POLICIES

Caledonia Mining Corporation

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, share based payments, future tax liabilities and functional currency. As significant impairment provisions have already been made against the assets, and there is a reasonable level of certainty around the estimates, it is considered unlikely that any change in estimates would result in a material impact on the results of Caledonia.  The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty, although the original estimations were calculated some years ago.  The estimation for Blanket was recalculated before December 31, 2009.  The estimations are accreted annually at rates between 1.7% and 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations.

A detailed description of the Company’s accounting policies is contained in Note 4 of the Company’s 2011 audited financial statements which are attached as Exhibit 14a.

The accounting policies set out in Note 4 of the Company’s 2011 audited financial statements been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated. The accounting policies have been applied consistently by the Group entities.

Recently issued accounting pronouncements issued and not yet effective.

Standard/Interpretation		Effective date
IFRS 7 amendment	Disclosures – Transfers of Financial Assets	Annual periods beginning on or after July 1, 2011
IFRS 9	Financial Instruments	Annual periods beginning on or after January 1, 2015
IFRS 10	Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013
IFRS 11	Joint Arrangements	Annual periods beginning on or after January 1, 2013.
IFRS 12	Disclosure of Interests in Other Entities	Annual periods beginning on or after January 1, 2013
IFRS 13	Fair Value Measurement	Annual periods beginning on or after January 1, 2013
IAS 1 amendment	Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income	Annual periods beginning on or after July 1, 2012

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective.  Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

The assessment of the impact of the above Standards and Interpretations is as follows:

Amendment to IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 will be adopted by Caledonia Mining Corporation for the first time for its financial reporting period ending December 31, 2012.
In terms of the amendments, additional disclosure will be provided regarding transfers of financial assets that are:

•	Not derecognised in their entirety and

•	Derecognised in their entirety but for which Caledonia Mining retains continuing involvement.

To the extent that Caledonia Mining concludes transactions which involve transfer of its financial assets, it will comply with the required disclosures.

IFRS 9 Financial Instruments

Caledonia Mining Corporation

IFRS 9 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2015. The standard will be applied retrospectively, subject to transitional provisions.
IFRS 9 addresses the measurement and classification of financial liabilities and will replace the relevant sections of IAS 39.
Under IFRS 9, the classification and measurement requirements of financial liabilities are the same as per IAS 39, except for the following two aspects:

•
fair value changes for financial liabilities (other than financial guarantees and loan commitments) designated at fair value through profit or loss that are attributable to the changes in the credit risk of the liability will be presented in other comprehensive income (OCI). The remaining amount of the fair value change is recognised in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. The determination as to whether such presentation would create or enlarge an accounting mismatch is made on initial recognition and is not subsequently reassessed.

•	Under IFRS 9 (2010) derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured, are measured at fair value.

IFRS 9 incorporates, the guidance in IAS 39 dealing with fair value measurement and accounting for derivatives embedded in a host contract that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives.

IFRS 9 may impact the current classification of financial assets from amortised cost to fair value.  The current classification of financial liabilities is not expected to be impacted.

IFRS 10 Consolidated Financial Statements

IFRS 10 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2013. The standard will be applied retrospectively if there is a change in the control conclusion between IAS 27/SIC 12 and IFRS 10.
IFRS 10 introduces a single control model to assess whether an investee should be consolidated. This control model requires entities to perform the following in determining whether control exists:

•	Identify how decisions about the relevant activities are made,

•	Assess whether the entity has power over the relevant activities by considering only the entity’s substantive rights,

•	Assess whether the entity is exposed to variability in returns, and

•	Assess whether the entity is able to use its power over the investee to affect returns for its own benefit

Control should be assessed on a continuous basis and should be reassessed as facts and circumstances change.

IFRS 10 may result in certain subsidiaries no longer being consolidated or others to be consolidated under the new requirements.

IFRS 11 Joint Arrangements

IFRS 11, Joint Arrangements, establishes principles for financial reporting by parties to a joint arrangement. The IFRS is to be applied by all entities that are a party to a joint arrangement. It provides a new definition of joint arrangement focusing on the rights and obligations of the arrangement, rather than its legal form. The IFRS defines joint control as the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (i.e. activities that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. IFRS 11 classifies joint arrangements into two types—joint operations and joint ventures, defines the two types, and requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations arising from the arrangement. IFRS 11 addresses the inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 21 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2013.
IFRS 12 combines, in a single standard, the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities.
The required disclosures aim to provide information to enable user to evaluate:

Caledonia Mining Corporation

•	The nature of, and risks associated with, an entity’s interests in other entities, and

•	The effects of those interests on the entity’s financial position, financial performance and cash flows.

The adoption of the new standard will increase the level of disclosure provided for the entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

IFRS 13 Fair Value Measurement

IFRS 13 will be adopted by Caledonia for the first time for its financial reporting period ending December 31, 2013. The standard will be applied prospectively and comparatives will not be restated.
IFRS 13 introduces a single source of guidance on fair value measurement for both financial and non-financial assets and liabilities by defining fair value, establishing a framework for measuring fair value and setting out disclosures requirements for fair value measurements. The key principles in IFRS 13 are as follows:

•	Fair value is an exit price

•	Measurement considers characteristics of the asset or liability and not entity-specific characteristics

•	Measurement assumes a transaction in the entity’s principle (or most advantageous) market between market participants

•	Price is not adjusted for transaction costs

•	Measurement maximises the use of relevant observable inputs and minimises the use of unobservable inputs

•	The three-level fair value hierarchy is extended to all fair value measurements

Currently the impact on the financial statements for Caledonia is expected to be minimal as Caledonia Mining only has limited items measured at fair value.

Amendment to IAS 1 Presentation of Financial Statements

The amendment to IAS 1 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2013.
The company will present those items of other comprehensive income that may be reclassified to profit or loss in the future separately from those that would never be reclassified to profit or loss. The related tax effects for the two sub-categories will be shown separately.
This is a change in presentation and will have no impact on the recognition or measurement of items in the financial statements.
This amendment will be applied retrospectively and the comparative information will be restated.

Additional amendments are of a presentation nature and will not have a significant impact on the Company’s financial statements.

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

C$‘000s	2011	2010
Cash	9,210	1,067
Bank overdraft	(430)	(747)
Accounts Receivable Receivable	3,474	2,302
Accounts payable	(3,413)	(3,474)

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

Cash held in foreign banks is subject to the interest rates ruling in those particular countries and this can have an effect on the results of the Corporation due to higher interest rates being paid in African countries compared to Canada. At December 31, 2011 cash held in interest bearing accounts amounted to $9,686,000 ($1,145,000 - 2010) and short term borrowings in Zimbabwe were $430,000 ($747,000 – 2010).  At December 31, 2011, with all other variables unchanged, a 1% increase in interest rates would result in an increase of interest (income)/expense of ($93,000) (($4,000 – 2010).

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations.

(c)   Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Current gold sales are made to Rand Refineries in South Africa and the payment terms stipulated in the service delivery contract have been adhered to in all instances.  There are no plans to change the existing relationship with Rand Refineries.

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

Caledonia Mining Corporation

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

In order to fund and maximize ongoing exploration efforts, the Corporation does not pay dividends.

15.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A	Directors and Senior Management

A brief profile of each of the Directors and the senior management is given below:

Carl Jonsson, LL B- Chairman, Director, Secretary and legal adviser to Caledonia

Mr. Jonsson is a lawyer and has been associated with the resource industry for over 40 years.  In his legal practice he has specialized in securities and corporate work. He has been a director of Caledonia since February 1992 and prior to that date he was a director of one of its predecessor companies.  Mr. Jonsson resides in Vancouver, British Columbia, Canada and is a principal of the law firm Tupper, Jonsson and Yeadon.  Mr. Jonsson acts as the Company’s principal Canadian lawyer.  Mr. Jonsson sits on the board of directors of several public companies in Canada.

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

Caledonia Mining Corporation

With his wide managerial, electrical and mechanical, and mining experience Mr. Hayden has acted as technical advisor to numerous mines and companies in Southern Africa.  Prior to the Caledonia acquisition, Mr. Hayden as the Chief Executive Officer of Eersteling Gold Mining Company Limited and Barbrook Mines Limited was responsible for both operations. He joined Caledonia in 1995 and was appointed Managing Director, African Operations responsible for the development of Caledonia’s business in Africa. In June 1996, Mr. Hayden was elected as a Director of Caledonia and subsequently appointed Deputy Chairman of Caledonia. In January 1997 he was appointed Chairman of Caledonia and in June 1997 the position of President and Chief Executive Officer was added to his responsibilities. In February 2005 he resigned as Chairman.

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

Caledonia Mining Corporation

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

B.           Compensation

The amount of compensation paid, and benefits in kind granted to Caledonia’s directors who are also senior management is given under the "Summary Compensation Table" in the 2011 Information Circular attached as Exhibit # 14b, incorporated herein by reference.

A $25,000 fee is paid to each director annually.

A $5,000 fee is also paid to the Directors who comprise Caledonia’s Audit Committee – and the Chairman is paid a further $5,000.

The Company has a Stock Option Plan pursuant to which it grants options to directors, offices and key employees from time to time.  The numbers of shares covered by the various options granted are determined by the Company’s Compensation Committee subject to approval by the Board of Directors.  One hundred percent (100%) of the share purchase options which are presently outstanding are in favour of directors, offices and key employees of the Company and, in some cases, its subsidiaries, and providers of services to the Company or its subsidiaries.

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

Caledonia Mining Corporation

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

Details concerning Caledonia’s Board Composition, Audit, Compensation, Nominating, Disclosure and Corporate Governance committees are given in the 2011 Information Circular attached as Exhibit #14b.

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

D           Employees – of Caledonia and its subsidiaries

The average, approximate number of employees, their categories and geographic location for each of the last 5 years are summarized in the table below:

    Geographic Location and Number of Employees:

Employee Location etc.	2007	2008	2009	2010	2011
Total Employees
South Africa (African Office)	7	9	8	10	10
Zimbabwe	700	500	750	794	856
South Africa (Mine Security and Operations and Exploration)	1	-	2	1	1
Zambia (Head Office and Security)	8	8	8	8	8
Total Employees at all Locations	715	517	768	813	875

Management and Administration:
Employee Locations:	2007	2008	2009	2010	2011
Canada	-	-	-	-	-
Zimbabwe	4	4	9	30	30
South Africa (African Office)	6	7	7	7	7
South Africa (Exploration and Operations)	1	1	2	2	2
Zambia (Head Office and Security)	4	4	4	4	4
Total Management and Administration	15	15	22	43	43

Caledonia Mining Corporation

E           Share Ownership

(a)           The direct and indirect shareholdings of the Company’s Directors and Officers are as follows:

Stefan Hayden	-	4,380,000
F. Christopher Harvey	-	1,204,300
Carl R. Jonsson	-	559,469
TOTAL	-	6,143,769

All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company.  Their aggregate shareholdings amount to 1.21% of the Company’s issued shares.

(b)	Share purchase options outstanding as of April 30, 2012:

Name	Exercise Price C$	Expiry Date	Number of Options
FC Harvey	0.07	18 March, 2013	400,000
FC Harvey	0.13	31, January, 2016	1,600,000
SE Hayden	0.07	18 March, 2013	6,000,000
SE Hayden	0.13	31, January, 2016	3,000,000
J Johnstone	0.07	18 March, 2013	400,000
J Johnstone	0.13	31, January, 2016	1,600,000
C Jonsson	0.07	18 March, 2013	1,000,000
C Jonsson	0.13	31, January, 2016	1,600,000
A Lawson	0.07	29 April, 2014	60,000
A Lawson	0.07	18 March, 2013	75,000
A Lawson	0.13	31, January, 2016	75,000
T Pearton	0.07	29 April ,2014	150,000
T Pearton	0.07	18 March, 2013	400,000
T Pearton	0.13	31, January, 2016	250,000
SR Curtis	0.07	11 May, 2016	300,000
SR Curtis	0.07	31 May, 2012	400,000
SR Curtis	0.07	18 March, 2013	2,300,000
SR Curtis	0.13	31, January, 2016	2,500,000
Caledonia Holdings Africa(1)	0.07	31 May, 2012	900,000
Caledonia Holdings Africa(1)	0.07	18 March, 2013	600,000
Caledonia Holdings Africa(1)	0.13	31, January, 2016	2,075,000
R Babensee	0.07	23 March, 2014	500,000
R Babensee	0.13	31, January, 2016	1,750,000
Dr P Maduna	0.07	18 March, 2013	300,000
Dr P Maduna	0.13	31, January, 2016	100,000
M Kater	0.07	18 March, 2013	75,000
M Kater	0.13	31, January, 2016	75,000
M Learmonth	0.07	1 July, 2013	1,000,000
M Learmonth	0.13	31, January, 2016	1,500,000
A Pearton	0.07	18 March, 2013	100,000
A Pearton	0.13	31, January, 2016	75,000
Edmund Merringer	0.07	18 March, 2013	70,000
J Liswaniso	0.07	18 March, 2013	100,000
J Liswaniso	0.13	31, January, 2016	100,000
A Tang	0.07	18 March, 2013	250,000
S Smith	0.13	31, January, 2016	60,000
P Human	0.13	31, January, 2016	100,000
TOTAL			31,840,000

(1)           The options granted to Caledonia Holdings (Africa) Limited – a subsidiary of Caledonia – are for the benefit of certain employees of a subsidiary of Caledonia.

Caledonia Mining Corporation

16.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Significant shareholders

To the best of Caledonia's knowledge, as of December 31, 2011 there are two known shareholders that beneficially own, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia – being Epicure Overseas SA of Panama, which is believed to control 29,470,667 (5.82%) shares of the Company and Pinetree Resource Partnership which is believed to control 50,593,000  (10.0%) shares of the Company

The only shares issued by Caledonia are common shares.    All shareholders have the same voting rights as all other shareholders of Caledonia.

To the best of the knowledge of Caledonia, based on information in its Share Register, the portion of the common shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Issued Shares
Canada	396,602,902	79.35
USA	93,343,931	18.51
Other	10,602,470	2.14

There are 1,830 recorded holders of the Company’s issued shares.

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

During 2011 the Company made payments pursuant to what are designated as related party transactions. Details are provided in Note 26 to the 2011 Annual Financial Statements attached as Exhibit 14.a
There were no loans outstanding as at December 31, 2011 to any Company directors, officers or employees.

17.	FINANCIAL INFORMATION

A	Consolidated Statements and Other Financial Information

Attached as Exhibit 14a is the 2011 audited Consolidated Annual Financial Statements of Caledonia, which are incorporated herein by reference.

The 2011 consolidated financial statements have been audited by BDO Canada LLP and comprise the following:

Independent Auditor’s Report
Statement of Comprehensive Income
Statement of Financial Position
Statement of Changes in Equity
Statement of cash flows
Notes to the consolidated financial statements

Caledonia has no significant ongoing legal or arbitration proceedings at December 31, 2011.
To the best knowledge of Caledonia, neither any of its directors or senior management or its affiliates is a party adverse to Caledonia or its subsidiaries, or has a material interest adverse to Caledonia or its subsidiaries.

The Company has never paid or declared any dividends.

Caledonia Mining Corporation

18.	LISTINGS

Caledonia’s stock trades on the Toronto Stock Exchange under the symbol "CAL" on the NASDAQ Stock Exchange’s "Over-the-counter Bulletin Board" under the symbol "CALVF" and since June 2005 on the AIM market in London, England under the symbol “CMCL”

The trading history is as follows:

(a)	5 Year Market Trading Record - for the following calendar years:

Stock Exchange	2007		2008		2009		2010		2011
TORONTO ($Cdn.)
High	0.23		0.20		0.095		0.17		0.145
Low	0.09		0.03		0.05		0.055		0.065
Volume (1000s)	105,226		119,534		99,885		77,420		37,313
NASDAQ/OTCQX(US$)
High	0.20		0.205		0.084		0.16		0.158
Low	0.07		0.03		0.045		0.052		0.063
Volume (1000s)	187,988		170,944		79,107		59,282		54,098
LONDON
(UK pence)
High	9.0	p	10.0	p	6.2	p	9.5	p	9.9	p
Low	4.09	p	2.5	p	2.5	p	3.5	p	4.5	p
Volume (1000s)	8,530		2,099		1,031		1,068		6,579

(b)	2 Year Market Trading Record by Quarter for the last 8 quarters – ending March 31, 2012

Stock Exchange	London AIM				TSE		NASDAQ
Share Price	High		Low		High	Low	High	Low
2010 - 2nd Qtr	4.8	p	4.1	p	$0.07	$0.06	$0.075	$0.053
2010 - 3rd Qtr	4.8	p	3.5	p	$0.07	$0.055	$0.07	$0.052
2010 - 4th Qtr	9.5	p	4.8	p	$0.17	$0.07	$0.16	$0.07
2011 - 1st Qtr	9.99	p	7.1	p	$0.145	$0.115	$0.158	$0.124
2011 – 2nd Qtr	8.75	p	6.0	p	$0.14	$0.09	$0.151	$0.101
2011 – 3rd Qtr	6.75	p	5.5	p	$0.11	$0.07	$0.118	$0.072
2011 – 4th Qtr	7.75	p	4.75	p	$0.13	$0.06	$0.121	$0.063
2012 – 1st Qtr	8.75	p	5.88	p	$0.13	$0.08	$0.125	$0.084

Caledonia Mining Corporation

(c)	6 Month Market Trading Record by Month – October 2011 to March 2012

Stock Exchange	London AIM				TSE		NASDAQ/OTCQX(1)
Share Price	High		Low		High	Low	High	Low
October 2011	6.6	p	5.5	p	$0.09	$0.07	$0.089	$0.063
November 2011	8.0	p	5.3	p	$0.13	$0.08	$0.1209	$0.088
December 2011	7.0	p	6.0	p	$0.115	$0.08	$0.114	$0.084
January 2012	8.8	p	5.5	p	$0.13	$0.08	$0.125	$0.084
February 2012	8.3	p	6.3	p	$0.14	$0.11	$0.125	$0.11
March 2012	7.9	p	5.9	p	$0.11	$0.08	$0.12	$0.09

(1)	The figures shown are a combination of the trading figures in the U.S. on NASDAQ – and on the OTCQX on which the Company’s shares commenced trading on October 10, 2011.

19.	ADDITIONAL INFORMATION

A	Memorandum and Articles

Copies of the Memorandum and Articles of Caledonia may be obtained upon request being made to one of Caledonia’s offices shown in section 4A of this document.

B	Material contracts

There are no material contracts other than contracts entered into in the ordinary course of business that create obligations.

C	Exchange controls

There are no governmental laws, decrees or regulations existing in Canada (where Caledonia is incorporated), which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities.  Nor does Canada have foreign exchange currency controls.  Nor do any such restrictions exist in Zimbabwe.

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

Caledonia Mining Corporation

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

24           CONTROLS AND PROCEDURES

a)           Evaluation of disclosure controls and procedures.   The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2011.  As required by Rule 13(a)-15 under the Exchange Act, in connection with this annual report on Form 20-F, under the direction of our Chief Executive Officer, we have evaluated our disclosure controls and procedures as of December 31, 2011, and we have concluded our disclosure controls and procedures were ineffective and that certain disclosable material weaknesses existed, as at December 31, 2011 as disclosed below.

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

Caledonia Mining Corporation

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
The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation has engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework.  Prior to this engagement, management concluded that the following disclosable material weakness existed and still exist as at December 31, 2011.

Based on the above and having carried out a review of the independent consultants report on the effectiveness of the Corporation's internal controls over financial reporting, management concluded that our internal control over financial reporting was not effective as of December 31, 2011, due to the existence of material weakness as described in greater detail below.

Segregation of duties

Due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved.  This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis.  The result is that the Corporation was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements are presented fairly in all material respects.  The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system is able to prevent and detect potentially significant errors.

Additional accounting staff  have been recruited to the Corporation’s Africa office in Johannesburg and the Blanket Mine in Zimbabwe. This has improved but not entirely eliminated the deficiency in the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff to correct segregation of duties weakness and excessive workloads need to be addressed at this time.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Caledonia Mining Corporation

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

(c)	The text of this code of ethics has been posted on the Company website at http://www.caledoniamining.com

25C           Fees charged by principal auditors

(a)	The fees charged or estimated for the past two fiscal years for auditing and the other services by the Company’s auditors have been:

	2011 $-Cdn.	2010 $-Cdn.
Audit fees	261,540	181,772
Audit – related fees	62,000	17,800
Tax fees	-	-
All other fees	-	-
TOTAL	323,540	199,572

Caledonia Mining Corporation

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

PART 3

26.           FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of Caledonia at December 31, 2011 and 2010  are attached as Exhibit 14a by reference.

27.	FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These are the Group’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 30.

28.         EXHIBITS

The following are attached to and form part of this
Statement and are incorporated herein by reference:

12.   Certifications Pursuant to Rule 13a-14(a)(17CFR240.13a-14(a) or Rule 15d-14(a)(17CFR240.15d-14(a).

13.              A Certification Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.a                      Caledonia Mining Corporation, 2011 Consolidated Annual Audited Financial Statements.
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

Caledonia Mining Corporation

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amended Annual Report on its behalf.

DATED at Johannesburg, South Africa, on the 30th day of April, 2012.

CALEDONIA MINING CORPORATION

Per: (Signed)                      Stefan Hayden
            President, Chief Executive Officer and Director

Caledonia Mining Corporation

EXHIBIT #12

CALEDONIA MINING CORPORATION

CERTIFICATIONS

Caledonia Mining Corporation

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

Date:           April 30, 2012                                                                           (signed) S.E. Hayden

       President and Chief
       Executive Officer

Caledonia Mining Corporation

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

Date:  April 30, 2012                                                                      (signed) Steven Curtis

         Vice- President Finance and Chief
         Financial Officer

Caledonia Mining Corporation

EXHIBIT #13

CALEDONIA MINING CORPORATION

Certifications Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Caledonia Mining Corporation

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Stefan E. Hayden, President and Chief Executive Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

Date:       April 30, 2012

A signed original of this written statement required by Section 906 has been provided by Stefan E. Hayden and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Steven Curtis, Vice President Finance and Chief Financial Officer of  Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

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

Date:           April 30, 2012

A signed original of this written statement required by Section 906 has been provided by Steven Curtis and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Caledonia Mining Corporation

EXHIBIT #14a

CALEDONIA MINING CORPORATION

2010 ANNUAL AUDITED CONSOLIDATED FINANCIAL
STATEMENTS

Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements of Caledonia Mining Corporation (“Company”) have been prepared in conformity with International Financial Reporting Standards (“IFRS”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

Financial information used elsewhere in the Annual Report is consistent with that in the consolidated financial statements. The Management Discussions and Analysis (MD&A) also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditor has the responsibility of auditing the annual consolidated financial statements and expressing an opinion on them.

Management have concluded that as a result of the relatively small size of the Company’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR.

In order to mitigate the risk of material misstatement in the Company’s consolidated financial statements, the Company implemented additional cash flow review and monitoring controls at head office on a monthly basis and as part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional year end procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three unrelated directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditor, BDO Canada LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States).  The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31,  2011 were approved by the Board of Directors and signed on its behalf on March 29,  2012.

S. E. Hayden                                                                                                                              S. R. Curtis

President and Chief Executive Officer                                                                Vice-President, Finance and Chief Financial Officer

Caledonia Mining Corporation

INDEPENDENT AUDITOR'S REPORT
OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Caledonia Mining Corporation

We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Caledonia Mining Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) BDO Canada LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 29, 2012

Caledonia Mining Corporation

Consolidated statements of comprehensive income and (loss)
(In thousands of Canadian dollars except for earnings per share amounts)
For the years ended December 31,	Note	2011	2010
		$	$

Revenue	4k	55,705	22,388
Less: Royalty		(2,514)	(825)
Production costs	7	(21,093)	(12,617)
Depreciation		(2,983)	(2,586)
Gross profit		29,115	6,360

Administrative expenses	8	(3,677)	(2,807)
Share-based payment expense		(1,101)	(354)
Foreign exchange (loss)/gain		303	359
Impairment	12	(3,884)	-
Other (expenses)/income	9	-	(1,064)
Results from operating activities		20,756	2,494

Finance income	10	55	270
Finance cost	10	(217)	(267)
Net finance (costs)/income		(162)	3
Profit before income tax		20,594	2,497

Income tax expense	11	(8,464)	(1,042)

Profit for the year		12,130	1,455

Other comprehensive (loss)/income
Revaluation of investments to fair value		-	(45)
Foreign currency translation differences for foreign operations		265	(1,404)
Other comprehensive income for the year, net of income tax		265	(1,449)
Total comprehensive income for the year		12,395	6

Earnings per share
Basic earnings per share	18	0.024	0.003
Diluted earnings per share		0.024	0.003

Caledonia Mining Corporation

Consolidated statements of financial position
(In thousands of Canadian dollars)
		December 31,	December 31,	January 1,
As at	Note	2011	2010	2010
		$	$	$

Assets
Property, plant and equipment	12	33,918	31,978	28,219
Other investments	13	5	5	59
Trade and other receivables	15	-	-	810
Deferred tax asset	11	325	-	-
Total non-current assets		34,248	31,983	29,088

Inventories	14	4,482	2,624	2,587
Prepayments		334	93	130
Trade and other receivables	15	3,652	2,314	1,552
Cash and cash equivalents	16	9,686	1,145	1,622
Total current assets		18,154	6,176	5,891
Total assets		52,402	38,159	34,979

Equity and liabilities
Share capital	17	196,163	196,125	196,125
Contributed surplus		3,407	2,306	1,952
Accumulated other comprehensive income/(loss)		(1,134)	(1,399)	50
Accumulated deficit		(158,422)	(170,552)	(172,007)
Total equity		40,014	26,480	26,120

Liabilities
Provisions	21	1,785	1,899	1,789
Deferred tax liability	11	6,037	5,151	4,313
Total non-current liabilities		7,822	7,050	6,102

Trade and other payables	22	3,841	3,882	2,169
Income taxes payable		295	-	-
Bank overdraft	16	430	747	588
Total current liabilities		4,566	4,629	2,757
Total Liabilities		12,388	11,679	8,859
Total equity and liabilities		52,402	38,159	34,979

On behalf of the Board:

“S.E. Hayden”                                                          Director
“Robert W. Babensee”                                           Director

Caledonia Mining Corporation

Consolidated statements of changes in equity
(In thousands of Canadian dollars)

	Note	Share capital	Investment Revaluation Reserve	Translation reserve	Contributed surplus	Accumulated deficit	Total
		$	$	$	$	$	$
Balance at January 1, 2010	30	196,125	50	-	1,952	(172,007)	26,1201
Comprehensive income/(loss) for the year			(45)	(1,404)		1,455	6
Share-based compensation expense	20				354		354
Balance at December 31, 2010		196,125	5	(1,404)	2,306	(170,552)	26,480
Comprehensive income for the year				265		12,130	12,395
Shares issued		38					38
Share-based compensation expense	20				1,101		1,101
Balance at December 31, 2011		196,163	5	(1,139)	3,407	(158,422)	40,014

Caledonia Mining Corporation

Consolidated statements of cash flows
(In thousands of Canadian dollars)
For the years ended December 31,	Note	2011	2010
		$	$
Cash flows from operating activities
Profit for the year		12,130	1,455
Tax paid		(8,005)	(1)
Adjustments to reconcile net cash from operations	23	16,648	4,210
Interest paid		(162)	(3)
Changes in non-cash working capital	23	(3,183)	950
Cash flows provided from continuing operations		17,428	6,611

Cash flows from investing activities
Property, plant and equipment additions		(8,528)	(7,304)
Proceeds on sale of investment		-	51
Net cash used in investing activities		(8,528)	(7,253)

Cash flows from financing activities
Bank overdraft increase (decrease)		(317)	159
Proceeds from the issue of share capital	17	38	-
Net cash from (used in) financing activities		(279)	159
Net increase/(decrease) in cash and cash equivalents		8,621	(483)
Cash and cash equivalents at beginning of year		1,145	1,622
Effect of exchange rate fluctuations on cash held		(80)	6
Cash and cash equivalents at year end	16	9,686	1,145

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

1          Reporting entity

Caledonia Mining Corporation is a company domiciled in Canada. The address of the Company’s registered office is Suite 1201, 67 Yonge Street, Toronto, Ontario M5E 1J8 Canada. The consolidated financial statements of the Company as at and for the year ended December 31, 2011 comprise the Company and its subsidiaries (together referred to as the “Group” or “Company” and individually as “Group entities”). The Group primarily is involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2          Basis for preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These are the Group’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 30.

The consolidated financial statements were authorised for issue by the Board of Directors on March 29, 2012.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following item in the statement of financial position:

•	available for sale financial assets are measured at fair value

(c) Presentation currency

These consolidated financial statements are presented in Canadian dollar, which is the Company’s functional currency. All financial information presented in Canadian dollar has been rounded to the nearest thousand.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

3          Use of estimates and judgements

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements are discussed below:

i) Rehabilitation Provisions

Rehabilitation provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time of the rehabilitation costs are actually incurred.  The final cost of the currently recognized rehabilitation provisions may be higher or lower than currently provided for.

ii) Exploration and Evaluation (“E&E”)Expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure when determining when E&E properties are impaired requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the profit or loss in the period the new information becomes available.

iii) Title to Mineral Property Interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

3          Use of estimates and judgements – (continued)

iv) Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v) Share-based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 20.

vi) Impairment

At each accounting period end the Company determines if impairment indicators exist, and if present, performs an impairment review of the non-monetary assets held in the Group. The exercise is subject to various judgement decisions and estimates. Financial assets are also reviewed regularly for impairment. Further details of the judgements and estimates made for these reviews are set out in Note 4(g).

vii) Functional currency

The functional currency of each entity in the Group is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency will have a bearing on the translation process and ultimately other comprehensive income.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4          Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated. The accounting policies have been applied consistently by the Group entities.

 (a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of Group entities have been changed when necessary to align them with the policies adopted by the Group.

(ii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i) Functional currencies

The functional currencies of Caledonia Mining Corporation and its subsidiaries are the Canadian dollar, US dollar and South African Rand (“ZAR”). These consolidated financial statements have been translated into the Canadian dollar in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. This standard requires that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period).When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in OCI.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4          Significant accounting policies - (continued)

All resulting translation differences are reported in other comprehensive income.

(ii) Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the year end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit for the year.

(c) Financial instruments

(i) Non-derivative financial assets

The Group initially recognises loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: trade and other receivables, cash and cash equivalents, and available-for-sale financial assets.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.  The impairment loss on receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any other categories of financial assets. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for sale equity instruments, are recognised in other comprehensive income and presented within equity in accumulated other comprehensive income. When an investment is derecognised, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

(ii) Non-derivative financial liabilities

Financial liabilities (including liabilities designated at fair value through profit or loss) are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: bank overdrafts and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

 (d) Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognised as a deduction from equity, net of any tax effects.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

(e) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are capitalized in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development. Exploration and evaluation assets are also tested for impairment before the assets are transferred to mine under development.

All direct costs related to the acquisition, exploration and development of mineral properties are capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mineral properties being depleted and depreciated.

Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised within other income in profit or loss.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

(e) Property, plant and equipment – (continued)

(ii) Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mineral properties, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of each mineral property and development is provided for on the unit-of-production basis using estimated proven and probable reserves. Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method of depreciation is applied over the estimated life of the mine. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years

•	plant and equipment 10 years

•	fixtures and fittings 5 to 10 years

•	computer equipment 4 to 5 years

•	motor vehicles 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(f) Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of gold in process, cost includes an appropriate share of production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the common course of business, less the estimated costs of completion and selling expenses.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

(g) Impairment

(i) Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost provides objective evidence of impairment.

The Group considers evidence of impairment for receivables at both the specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognised by transferring the cumulative loss that has been recognised in other comprehensive income and presented in accumulated other comprehensive income in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognised in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment loss previously recognised in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of interest income.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

(g) Impairment – (continued)

If, in a subsequent period, the fair value of an impaired available-for-sale debt security or receivable increases and the increase can be related objectively to an event occurring after the impairment loss was recognised in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognised in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognised in other comprehensive income.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, prepayments and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Fair value is considered to be the price that would be paid by a knowledgeable market participant. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of Gus are allocated to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

The test for recoverability of E&E assets can combine several Gus as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are special impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are permitted in the event that the circumstances that resulted in impairment have changed.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

(g) Impairment – (continued)

E&E assets are only assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and upon transfer to development assets (therefore there is no requirement to assess for indication at each reporting date until the entity has sufficient information to reach a conclusion about the commercial viability and technical feasibility of extraction). Indicators of impairment include the following:

•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed

•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned

•	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area

•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale

(h) Employee benefits

(I) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that is due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(ii) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees and directors is recognised as an employee expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

(h) Employee benefits – (continued)

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive income over the remaining vesting period or immediately for awards already vested.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive income.

(iii) Short term employee benefits

The cost of all short term employee benefits is recognised during the period in which the employee renders the related service.

(I) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

(j) Site restoration

The Company recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred.  Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.    The Company’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision.  Changes resulting from production, excluding changes in the Company’s estimates of rehabilitation costs, are charged to profit and loss for the period.  The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred.  The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

 (k) Revenue

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and the receipt of proceeds are substantially assured.

 (l) Finance income and finance costs

Finance income comprises interest income on funds invested and gains on the disposal of available-for-sale financial assets. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions and impairment losses recognised on financial assets and also includes interest on bank overdraft balances.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

(m) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

 (n) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to  common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees and directors.

(o) Standards, amendments and interpretations not yet adopted

Standard/Interpretation		Effective date
IFRS 7 amendment	Disclosures – Transfers of Financial Assets	Annual periods beginning on or after July 1, 2011
IFRS 9	Financial Instruments	Annual periods beginning on or after January 1, 2015
IFRS 10	Consolidated Financial Statements	Annual periods beginning on or after January 1, 2013
IFRS 11	Joint Arrangements	Annual periods beginning on or after January 1, 2013.
IFRS 12	Disclosure of Interests in Other Entities	Annual periods beginning on or after January 1, 2013
IFRS 13	Fair Value Measurement	Annual periods beginning on or after January 1, 2013
IAS 1 amendment	Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income	Annual periods beginning on or after July 1, 2012

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective.  Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

The assessment of the impact of the above Standards and Interpretations is as follows:

Amendment to IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 will be adopted by Caledonia Mining Corporation for the first time for its financial reporting period ending December 31, 2012.

In terms of the amendments, additional disclosure will be provided regarding transfers of financial assets that are:

Not derecognised in their entirety and

Derecognised in their entirety but for which Caledonia Mining retains continuing involvement.

To the extent that Caledonia Mining concludes transactions which involve transfer of its financial assets, it will comply with the required disclosures.

IFRS 9 Financial Instruments

IFRS 9 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2015. The standard will be applied retrospectively, subject to transitional provisions.

IFRS 9 addresses the measurement and classification of financial liabilities and will replace the relevant sections of IAS 39.

Under IFRS 9, the classification and measurement requirements of financial liabilities are the same as per IAS 39, except for the following two aspects:

fair value changes for financial liabilities (other than financial guarantees and loan commitments) designated at fair value through profit or loss that are attributable to the changes in the credit risk of the liability will be presented in other comprehensive income (OCI). The remaining amount of the fair value change is recognised in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. The determination as to whether such presentation would create or enlarge an accounting mismatch is made on initial recognition and is not subsequently reassessed.

Under IFRS 9 (2010) derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured, are measured at fair value.

IFRS 9 incorporates, the guidance in IAS 39 dealing with fair value measurement and accounting for derivatives embedded in a host contract that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives.

IFRS 9 may impact the current classification of financial assets from amortised cost to fair value.  The current classification of financial liabilities is not expected to be impacted.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

IFRS 10 Consolidated Financial Statements

IFRS 10 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2013. The standard will be applied retrospectively if there is a change in the control conclusion between IAS 27/SIC 12 and IFRS 10.

IFRS 10 introduces a single control model to assess whether an investee should be consolidated. This control model requires entities to perform the following in determining whether control exists:

Identify how decisions about the relevant activities are made,

Assess whether the entity has power over the relevant activities by considering only the entity’s substantive rights,

Assess whether the entity is exposed to variability in returns, and

Assess whether the entity is able to use its power over the investee to affect returns for its own benefit

Control should be assessed on a continuous basis and should be reassessed as facts and circumstances change.

IFRS 10 may result in certain subsidiaries no longer being consolidated or others to be consolidated under the new requirements.

IFRS 11 Joint Arrangements

IFRS 11, Joint Arrangements, establishes principles for financial reporting by parties to a joint arrangement. The IFRS is to be applied by all entities that are a party to a joint arrangement. It provides a new definition of joint arrangement focusing on the rights and obligations of the arrangement, rather than its legal form. The IFRS defines joint control as the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (i.e. activities that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. IFRS 11 classifies joint arrangements into two types—joint operations and joint ventures, defines the two types, and requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations arising from the arrangement. IFRS 11 addresses the inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 21 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2013.

IFRS 12 combines, in a single standard, the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities.

The required disclosures aim to provide information to enable user to evaluate:

The nature of, and risks associated with, an entity’s interests in other entities, and

The effects of those interests on the entity’s financial position, financial performance and cash flows.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

The adoption of the new standard will increase the level of disclosure provided for the entity’s interests in subsidiaries, joint arrangements, associates and structured entities.

IFRS 13 Fair Value Measurement

IFRS 13 will be adopted by Caledonia for the first time for its financial reporting period ending December 31, 2013. The standard will be applied prospectively and comparatives will not be restated.

IFRS 13 introduces a single source of guidance on fair value measurement for both financial and non-financial assets and liabilities by defining fair value, establishing a framework for measuring fair value and setting out disclosures requirements for fair value measurements. The key principles in IFRS 13 are as follows:

Fair value is an exit price

Measurement considers characteristics of the asset or liability and not entity-specific characteristics

Measurement assumes a transaction in the entity’s principle (or most advantageous) market between market participants

Price is not adjusted for transaction costs

Measurement maximises the use of relevant observable inputs and minimises the use of unobservable inputs

The three-level fair value hierarchy is extended to all fair value measurements

Currently the impact on the financial statements for Caledonia is expected to be minimal as Caledonia Mining only has limited items measured at fair value.

Amendment to IAS 1 Presentation of Financial Statements

The amendment to IAS 1 will be adopted by Caledonia Mining for the first time for its financial reporting period ending December 31, 2013.

The company will present those items of other comprehensive income that may be reclassified to profit or loss in the future separately from those that would never be reclassified to profit or loss. The related tax effects for the two sub-categories will be shown separately.

This is a change in presentation and will have no impact on the recognition or measurement of items in the financial statements.

This amendment will be applied retrospectively and the comparative information will be restated.

Additional amendments are of a presentation nature and will not have a significant impact on the Company’s financial statements.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

5          Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk

•	Interest rate risk

•	Credit risk

•	Liquidity risk

•	Commodity price risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.

The fair value of the Group’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Currency Risk

As the Group operates in an international environment, some of the Group’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

As noted below, the Group has certain financial assets and liabilities denominated in foreign currencies. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short‐term liquidity requirements.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

5          Financial risk management – (continued)

Below is a summary of the cash and cash equivalents denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

	2011	2010
	$	$
Cash	9,210	1,054
Bank overdraft	(430)	(747)
Trade receivables	3,474	2,302
Trade payables	(3,413)	(3,474)

 (b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it is debt free apart from short term borrowings utilized in Zimbabwe.  The Group’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries and this can have an effect on the results of the Group due to higher interest rates being paid in African countries compared to Canada. Cash held in interest bearing accounts amounted to $9,686 (2010: $1,145) and short term borrowings in Zimbabwe were $430 (2010: $747). At December 31, 2011, with all other variables unchanged, a 1% change in interest rates would result in an increase of interest (income)/ expense of $(93) (2010: $(4))  which is insignificant.

 Fluctuations in market interest rates have not had a significant impact on the Group’s results of operations.

(c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

5          Financial risk management – (continued)

(d) Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe, certain insurance cover has been reinstated. The Zimbabwean operations are now covered for Public Liability risk,  Assets all risk and comprehensive cover on all motor vehicles. Further insurance cover is currently under review.

6          Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Group’s capital includes shareholder’s equity, comprising issued common shares, contributed surplus, accumulated other comprehensive income, accumulated deficit and bank loans.

 The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities.

In order to maximize ongoing exploration efforts, the Company does not pay dividends.

As at December 31, 2011, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

7              Production costs

	2011	2010
	$	$
Wages	6,197	4,909
Consumable materials	12,117	5,969
Site restoration	50	44
Exploration	21	34
Safety	290	145
Administration	2,418	1,516
	21,093	12,617

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

8              Administrative expenses

	2011	2010
	$	$
Investor relations	196	145
Indigenisation of Blanket	326	-
Management contract fee	779	689
Audit fee	298	244
Legal fee	103	106
Accounting services fee	41	27
Listing fees	270	69
Directors fees	145	168
Salaries and wages	1,368	1,237
Other	151	122
	3,677	2,807

9              Other expenses

	2011	2010
	$	$
Impairment loss on trade receivables	-	1,064
	-	1,064

10              Finance income and finance costs

Recognised in profit or loss
	2011	2010
	$	$
Finance income	55	270
Interest expense on financial liabilities measured at amortised cost	(217)	(267)
Net finance costs recognised in profit or loss	(162)	3

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

11              Income tax expense

	2011	2010
	$	$
Current tax expense
Current period	8,005	1

Deferred tax expense
Origination and reversal of temporary differences	785	1,041
Change in previously unrecognised deductible temporary differences	(120)	-
Recognition of previously unrecognised tax losses	(206)	-
	459	1,041
Total income tax expense	8,464	1,042

Reconciliation of tax provision

	2011	2011	2010	2010
	%	$	%	$
Profit for the period		12,130		1,455
Total income tax expense		8,464		1,042
Profit excluding income tax		20,594		2,497

Income tax using Company's domestic tax rate	28.25%	5,818	31%	774
Tax rate difference		(1,476)		(214)
Foreign currency difference		1,075		(185)
Withholding taxes		2,589		-
Permanent differences		613		219
Losses expired		-		5,467
Change in unrecognized temporary differences		(155)		(5,019)
Income tax expense		8,464		1,042

Changes in the applicable domestic tax rate are the result of enacted tax rate changes in Canada.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

11              Income tax expense – (continued)

Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2011	2010
	$	$
Deductible temporary differences	3,427	3,399
Tax loss carry - forward	9,826	10,115
	13,253	13,514

The Company has not recognised deferred tax liabilities in respect of unremitted earnings in foreign subsidiaries as it is not considered probable that this temporary difference will reverse in the foreseeable future. At December 31, 2011, these earnings amount to $8,151(2010 - $2,151).

The tax losses expire as set out below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits there from. In 2011 $737 of previously unrecognised tax losses and $430 of deductible temporary differences were recognised as management considered it probable that future taxable profits will be available against which they can be utilised.

Year	Amount
2031	2,134
2030	1,617
2029	1,661
2028	2,260
2027	3,054
2026	2,780
2015	1,863
2014	1,583
No expiry	20,694
37,646

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

11              Income tax expense – (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2011	2010	2011	2010	2011	2010
	$	$	$	$	$	$
Property, plant and equipment	-	-	(6,466)	(5,595)	(6,466)	(5,595)
Unrealised foreign exchange	119	-	-	9	119	9
Inventories	-	-	59	40	59	40
Provisions	-	-	373	384	373	384
Other items			(3)	-	(3)	-
Tax loss carry-forwards	206	-	-	11	206	11
Tax (assets) liabilities	325	-	(6,037)	(5,151)	(5,712)	(5,151)

Movement in deferred taxes on temporary difference during the year
	Balance January 1	Recognised in profit and loss	Recognised in other comprehensive income	Balance December 31
	$	$	$	$
2011
Property, plant and equipment	(5,595)	(759)	(112)	(6,466)
Unrealised foreign exchange	9	110	-	119
Inventories	40	18	1	59
Provisions	384	(19)	8	373
Other items	-	(3)	-	(3)
Tax loss carry-forwards	11	194	1	206
	(5,151)	(459)	(102)	(5,712)

2010
Property, plant and equipment	(4,735)	(1,083)	223	(5,595)
Unrealised foreign exchange	-	9		9
Inventories	33	9	(2)	40
Provisions	366	35	(17)	384
Tax loss carry-forwards	23	(11)	(1)	11
	(4,313)	(1,041)	203	(5,151)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

12              Property, plant and equipment

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2010	4,161	6,950	8,085	11,851	1,054	724	32,825
Additions	112	2,376	631	4,073	38	74	7,304
Disposals	-	-	-	-	-	-	-
Foreign exchange movement	(127)	(326)	(180)	(381)	(9)	(28)	(1,051)
Balance at December 31, 2010	4,146	9,000	8,536	15,543	1,083	770	39,078

Balance at January 1, 2011	4,146	9,000	8,536	15,543	1,083	770	39,078
Additions	93	757	2,726	4,485	91	376	8,528
Disposals	-	-	-	-	-	(4)	(4)
Impairment (1)	-	-	(3,884)	-	-	-	(3,884)
Foreign exchange movement	(39)	177	65	(30)	(22)	13	164
Balance at December 31, 2011	4,200	9,934	7,443	19,998	1,152	1,155	43,882

(1)  The full carrying value of the Rooipoort platinum property in South Africa has been impaired as, despite the timely application for the renewal of the prospecting right, no formal right has yet been granted. As a consequence of the delay in the receipt of the valid right, no funding has been allocated to this project for the foreseeable future.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

12           Property, plant and equipment - (continued)

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses
Balance at January 1, 2010	237	412	-	2,787	824	346	4,606
Depreciation for the year	250	453	-	1,734	40	109	2,586
Foreign exchange movement	(18)	(33)		(22)	(3)	(16)	(92)
Balance at December 31, 2010	469	832	-	4,499	861	439	7,100

Balance at January 1, 2011	469	832	-	4,499	861	439	7,100
Depreciation for the year	250	659	-	1,833	87	154	2,983
Disposals	-	-	-	-	-	(4)	(4)
Foreign exchange movement	18	37	-	(154)	(25)	9	(115)
Balance at December 31, 2011	737	1,528	-	6,178	923	598	9,964

Carrying amounts
At January 1, 2010	3,924	6,538	8,085	9,064	230	378	28,219
At December 31, 2010	3,677	8,168	8,536	11,044	222	331	31,978
At December 31, 2011	3,463	8,406	7,443	13,820	229	557	33,918

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

12           Property, plant and equipment (continued)

Recoverability

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

13              Other investments

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Current investments
Available for sale financial assets	5	5	59

On May 9, 2002, the Group participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) at a cost of $79.  The shares of Motapa were listed on the TSX Venture Exchange in Canada prior to Motapa being acquired by Lucara (LUC.V).  In terms of the transaction one Motapa share was exchanged for 0.9055 Lucara shares. The Group sold the Lucara shares in 2010.

The fair value of the shares held in Old Mutual Plc is $5(2010: $5 and January 1, 2010: $5).

The Group's exposure to credit and currency risks related to other investments is disclosed in note 5 and note 24.

14              Inventories

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Consumable stores	3,899	2,041	2,089
Gold in progress	583	583	498
	4,482	2,624	2,587

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items. The inventories expensed in the year amounted to $23,262 (2010 - $14,571)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

15              Trade and other receivables

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Bullion sales receivable	2,278	893	691
VAT receivable	694	902	749
Deposits for stores and equipment	680	519	112
Current portion	3,652	2,314	1,552

Non-current portion	-	-	810

Total trade and other receivables	3,652	2,314	2,362

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

At January 1, 2010 a Bond was shown at the estimated recoverable amount of $810.  In arriving at this recoverable amount the Company estimated the weighted average probability of the Bond being redeemed over periods of up to 5 years and applied a discount factor of 43%.

The Bond plus interest is guaranteed by RBZ on maturity. The Group was unable to sell the Bond at an acceptable amount and the RBZ did not redeem the Bond on the initial maturity date, or any date thereafter, and with the lack of information coming from the RBZ the Bond has been written down to    $ nil in 2010, whilst Blanket Mine continues to retain legal ownership of the RBZ debt.

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in note 5 and note 24.

16              Cash and cash equivalents

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Bank balances	9,686	1,145	1,622
Cash and cash equivalents	9,686	1,145	1,622
Bank overdrafts used for cash management purposes	(430)	(747)	(588)
Cash and cash equivalents in the statement of cash flows	9,256	398	1,034

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

16              Cash and cash equivalents – (continued)

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 5 and note 24.

The bank overdraft facility of US$2.5 million bears interest at 8% above the 30 day LIBOR rate. The facility is unsecured and valid for 12 months and is renewable. The facility is repayable on demand.

17              Equity

Share capital

Authorised
Unlimited number of common shares of CAD of no par value
Unlimited number of preference shares of CAD of no par value.

Issued	Number of common shares	Amount
January 1, 2010	500,169,280	196,125
Issued during the year	-	-
December 31, 2010	500,169,280	196,125
Issued during the year	380,000	38
December 31, 2011	500,549,280	196,163

Common shares and preference shares

The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. Holders of preference shares receive a non-cumulative dividend per share at the Company’s discretion, or whenever dividends to common shareholders are declared. They do not have the right to participate in any additional dividends declared for common shareholders.

Preference shares do not carry the right to vote. All shares rank equally with regard to the Company’s residual assets, except that preference shareholders participate only to the extent of the face value of the shares.

Investment Revaluation Reserve

The investment revaluation reserve arises from the valuation of investments at fair value through other comprehensive income.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

17              Equity – (continued)

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Contributed surplus

The contributed surplus comprises the cumulative net change resulting from share based payments.

18              Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2011 was based on the profit/ loss attributable to common shareholders of $12,130 (2010: $1,455), and a weighted average number of common shares outstanding of 500,396,239 (2010: 500,169,280), calculated as follows:

Weighted average number of common shares

(In number of shares)	Note	2011	2010
Issued common shares at January 1	17	500,169,280	500,169,280
Issues during the year on May 27		226,959	-
Weighted average number of common shares at December 31		500,396,239	500,169,280

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2011 was based on the profit attributable to common shareholders of $12,130 (2010: $1,455), and a weighted average number of common shares and potentially dilutive shares outstanding of 509,879,875 (2010: 500,169,280), calculated as follows:

Weighted average number of common shares

(In number of shares)	2011	2010
Weighted average number of common shares (basic) at December 31	500,396,239	500,169,280
Effect of dilutive options	9,483,636	-
Weighted average number of common shares (diluted) at December 31	509,879,875	500,169,280

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

18              Earnings per share – (continued)

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding. The potential dilutive effect of 16,460,000 (2010 – 26,080,000) were excluded from the above calculations because these options were anti-dilutive.

19              Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket for the year ended December 31, 2011 was $ 288 (2010: $277).

20              Share-based payments

Description of the share-based payment arrangements

At December 31, 2011 the Group has the following share-based payment arrangement:

Share option programme (equity-settled)

The Group has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. In accordance with these programmes, options are granted at the market price of the shares at the date of grant.

Terms and conditions of share option program

The terms and conditions relating to the grants of the share option program are as follows; all options are to be settled by physical delivery of shares. Under the current plan, the maximum term of the options is 5 years.  Under the Plans, the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Group, and as at December 31, 2011, the Group has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	$
9,450,000	0.07	April 24, 2012
1,300,000	0.07	May 31, 2012
13,320,000	0.07	March 18,2013
1,000,000	0.07	July 1, 2013
210,000	0.07	April 29, 2014
500,000	0.07	Mar 23, 2014
16,460,000	0.13	Jan 31, 2016
300,000	0.07	May 11, 2016
42,540,000	0.093

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

20              Share-based payments – (continued)

Disclosure of share option program

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2011 and 2010 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding at January 1, 2010	32,580,000	0.1706
Granted	-
Forfeited or expired	-
Options outstanding and exercisable at December 31, 2010	32,580,000	0.07(1)
Granted	16,460,000	0.13
Forfeited or expired	(6,500,000)	0.07
Options outstanding and exercisable at December 31, 2011	42,540,000	0.093

(1)	As a result of the re-pricing of the options in 2010, the weighted average exercise price was changed to $0.07.

The weighted average remaining contractual life of the outstanding options is 2.16 years (2010: 2 years).

The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2011 there are 7,514,928 stock options available to grant (2010: 17,436,928 stock options)

Employee expenses
	2011	2010
	$	$
Share options modified in 2010	-	354
Share options granted in 2011	1,101	-
Total expense recognised as employee costs	1,101	354

Inputs for measurement of grant date fair values

The fair value of share based payments noted above was estimated using the Black-Schöles Option Pricing Model with the following assumptions for the years ended December 31, 2011 and 2010.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

20              Share-based payments – (continued)

	2011	2010
Fair value of share options and assumptions
Risk-free interest rate	1.1%	1-2%
Expected dividend yield	Nil	Nil
Expected stock price volatility	60.47%	45-55%
Expected option life in years	5	1.7-5.8
Exercise price	0.13	0.07
Share price at grant date	0.13	0.07
Fair value at grant date	0.067	0.011
Expected forfeiture rate	0%	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s stock options

21              Provisions

Site restoration
$
Balance at January 1, 2010	1,789
Foreign currency adjustment	(48)
Unwind of discount	44
Adjustment made during the period	114
Balance at December 31, 2010	1,899

Balance at January 1, 2011	1,899
Foreign currency adjustment	(47)
Unwind of discount	50
Adjustment made during the period	(117)
Balance at December 31, 2011	1,785

Non-current	1,785
Current	-

The non-credit adjusted discount rates currently applied in the calculation of the net present value of the provision is 1.96% and 5% (2010 – 1.25% and 5%)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

21              Provisions – (continued)

Site restoration

Site restoration relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs, estimated to be paid in 2024 based on the estimated life of mine. Site restoration costs are capitalised to mineral properties at initial recognition and amortised systematically over the estimated life of the mine.

22              Trade and other payables

	2011	2010	January 1, 2010
	$	$	$
Other trade payables	3,087	3,316	1,789
Non-trade payables and accrued expenses	754	566	380
	3,841	3,882	2,169

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and note 24.

The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

23              Cash flow

Items not involving cash are as follows:
	2011	2010
	$	$
Net finance costs (income)	162	3
Income tax expense	8,464	1,042
Profit on sale of investment	-	(43)
Site restoration	67	(158)
Share-based payment expense	1,101	354
Depreciation	2,983	2,586
Impairment	3,884	-
Write down of RBZ Bond and accrued interest	-	1,064
Interest accrued on RBZ bond	-	(264)
Foreign exchange loss	(303)	(359)
Other	290	(12)
	16,648	4,210

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

23              Cash flow – (continued)

Net changes in non-cash working capital

	2011	2010
Trade and other payables	(41)	1,712
Income taxes payable	295	-
Trade and other receivables	(1,338)	(762)
Inventories	(1,858)	(37)
Prepayments	(241)	37
	(3,183)	950

24               Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

Carrying amount	2011	2010	January 1, 2010
	$	$	$
Available-for-sale financial assets	5	5	59
Trade and other receivables	3,652	2,314	2,362
Cash and cash equivalents	9,686	1,145	1,622
	13,343	3,464	4,043

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Canada	8	11	-
Other regions	3,644	2,303	2,362

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

24               Financial instruments – (continued)

The maximum exposure to credit risk for trade and other receivables at the reporting date by type of counterparty was:

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Bullion sales receivable	2,278	893	1,501
VAT receivable	694	902	749
Deposits for stores and equipment	680	519	112
	3,652	2,314	2,362

The Group’s most significant customer accounts for $2,278 of the trade and other receivables carrying amount at December 31, 2011 (2010: $893; January 1, 2010: $691).

Impairment losses

The aging of trade and other receivables at the reporting date was:

	Gross	Impairment	Gross	Impairment	Gross	Impairment
	2011		2010		January 1, 2010
	$	$	$	$	$	$
Not past due	3,652	-	2,314	-	1,552	-
Past due 0-30 days	-	-	-	-	-	-
Past due 31-120 days	-	-	-	-	-	-
More than one year	-	-	-	-	3,280	2,470
	3,652	-	2,314	-	4,832	2,470

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements. The Group early applied the exemption in IFRS 1 that allows an entity not to provide comparative information for periods ending before December 31, 2010 in respect of the liquidity disclosures below.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

24               Financial instruments – (continued)

December 31, 2011	Carrying amount	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Non-derivative financial liabilities
Trade and other payables	3,841	3,841	-	-	-	-
Bank overdraft	430	430	-	-	-	-
	4,271	4,271	-	-	-	-

December 31, 2010
Non-derivative financial liabilities
Trade and other payables	3,882	3,882	-	-	-	-
Bank overdraft	747	747	-	-	-	-
	4,629	4,629	-	-	-	-

Currency risk

Exposure to currency risk

The Group's exposure to foreign currency risk was as follows:

The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

December 31, 2011		December 31, 2010	January 1, 2010
	$	$	$
Trade receivables	3,474	2,302	2,362
Trade payables	(3,413)	(3,474)	(1,869)
Cash and cash equivalents	9,210	1,067	1,221
Bank overdraft	(430)	(747)	(588)
Gross statement of financial position exposure	8,841	(852)	1,126

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

24               Financial instruments – (continued)

The following exchange rates applied during the year:

	Average rate		Reported date spot rate
	2011	2010	December 31, 2011	December 31, 2010	January 1, 2010
(In Canadian dollars)	$	$	$	$	$
USD 1	1.0236	1.0308	1.0199	1.0002	1.0494

Sensitivity analysis

A strengthening/ weakening of the Canadian dollar, as indicated below, against the USD at      December 31 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010, all be it that the reasonably possible foreign exchange rate variances were different, as indicated below.

	Equity	Profit or loss
(Effect in thousands of Canadian dollars)	$	$
December 31, 2011
USD (1 percent strengthening)	389	98

December 31, 2010
USD (1 percent strengthening)	221	26

Interest rate risk

At the reporting date the interest rate of the Group’s interest-bearing financial instruments was insignificant.

In the monetary policy statement announced by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate.

At January 1, 2010 the Bond was shown at the estimated recoverable amount of $810.  In arriving at this recoverable amount the Company estimated the weighted average probability of the Bond being redeemed over periods of up to 5 years and applied a discount factor of 43%.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

24              Financial instruments – (continued)

The Bond plus interest is guaranteed by RBZ on maturity.  Blanket has been unable to sell the Bond at an acceptable discount rate and the RBZ did not redeem the Bond on the initial maturity date nor any subsequently advised maturity dates.  As a result of the uncertain redemption date and the lack of information coming from the RBZ, the Bond has been written down to nil whilst Blanket continues to retain legal ownership of the RBZ debt.

The basis for determining all other fair values is disclosed in note 4.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The Group early applied the exemption in IFRS 1 that allows an entity not to provide comparative information for periods ending before December 31, 2010 in respect of the fair value hierarchy disclosures below.

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	Total
	$	$	$	$
December 31, 2011
Available-for-sale financial assets	5	-	-	5

December 31, 2010
Available-for-sale financial assets	5	-	-	5

25              Contingencies and commitments

The Group is subject to various claims that arise in the normal course of business. Management believes that the aggregate contingent liability of the Group arising from these claims is immaterial and therefore no provision has been made.

Commitment to purchase plant and equipment at year end is $309 (2010 - $2,197)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

26              Related parties

Transactions with key management personnel

Key management personnel compensation:

In addition to their salaries, the Group also contributes to a defined contribution plan on behalf of eligible employees. For the terms of the plan refer to note 19: Defined Contribution Plan.

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20).

Key management personnel compensation comprised.
	2011	2010
	$	$
Salaries and wages	1,289	1,109
Share-based payments	947	308
	2,236	1,417
Key management personnel and director transactions:

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities.

A number of these entities transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

26              Related parties – (continued)

		Transactions		Balance outstanding
	Year ended Dec 31,			As at Dec 31,		As at Jan 1,
	Note	2011	2010	2011	2010	2010
		$	$	$	$	$
Management fees, allowances and bonus paid or accrued to a company which provides the services of the Company’s President	i	588	552	-
Rent for office premises paid to a company owned by members of the President’s family		48	49	-
Legal fees paid to a law firm where a Director is a partner		97	58
Fees, allowances and interest paid to the past Chairman of the Board	ii	-	38	-
Owing to directors for unpaid salaries and directors’ fees		-		-	155	172

(i) The Group has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian Group, for management services provided by the President.  The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

(ii) On January 31, 2005, the Group entered into an agreement (the “Chairman’s Agreement”) with the Group’s former Chairman for services as the non-executive Chairman of the board of directors of the Group.  This agreement was terminated in December 2010.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

27              Group entities

			Ownership interest
	Country of incorporation	December 31 2011	December 31, 2010	January 1, 2010
Significant subsidiaries		%	%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100	100
Caledonia Mining Services Limited	Zimbabwe	100	100	100
Caledonia Kadola Limited	Zambia	100	100	100
Caledonia Mining (Zambia) Limited	Zambia	100	100	100
Caledonia Nama Limited	Zambia	100	100	100
Caledonia Western Limited	Zambia	100	100	100
Eersteling Gold Mining Corporation Limited	South Africa	100	100	100
Fintona Investments (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services (Proprietary) Limited	South Africa	100	100	100
Maid O’ Mist (Pty) Ltd	South Africa	100	100	100
Mapochs Exploration (Pty) Ltd	South Africa	100	100	100
Caledonia Holdings (Africa) Limited	Zimbabwe	100	100	100
Blanket (Barbados) Holdings Limited	Barbados	100	100	100
Blanket Mine (1983) (Private) Limited	Zimbabwe	100	100	100

28               Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Company’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia.

The accounting policy of the reportable segments is the same as described in note 4.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

28               Operating Segments – (continued)

Information about reportable segments

2011	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External Revenue	1	55,704	-	-	55,705
Royalty	-	(2,514)	-	-	(2,514)
Production costs	-	(20,489)	(604)	-	(21,093)
Administrative and share-based payment expenses	(3,411)	(305)	(1,062)	-	(4,778)
Depreciation	-	(2,773)	(210)	-	(2,983)
Impairment	-	-	(3,884)	-	(3,884)
Finance income	-	-	55	-	55
Finance cost	-	(217)	-	-	(217)
Foreign exchange gain/(loss)	173	130	-	-	303
Segment profit before income tax	(3,237)	29,536	(5,705)	-	20,594
	-
Income tax expense	-	(8,791)	327	-	(8,464)
Segment profit after income tax	(3,237)	20,745	(5,378)	-	12,130
Geographic segment assets:
Current	8,703	7,629	1,779	43	18,154
Non Current	55	25,753	1,159	7,281	34,248
Expenditure on property, plant and equipment	-	5,768	51	2,709	8,528
Geographic segment liabilities
Current	(691)	(3,535)	(333)	(7)	(4,566)
Non-current	-	(7,502)	(320)	-	(7,822)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

28               Operating Segments – (continued)

2010	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External revenues	-	22,388	-	-	22,388
Royalty	-	(825)	-	-	(825)
Production costs	-	(12,204)	(413)	-	(12,617)
Administrative and share-based payment expenses	(1,924)	(274)	(963)	-	(3,161)
Depreciation	-	(2,367)	(219)		(2,586)
Other (expenses)/income	-	(1,064)			(1,064)
Finance income	-	269	1		270
Finance expense	-	(267)			(267)
Foreign exchange gain/(loss)	8	(539)	890	-	359
Segment profit before income tax	(1,916)	5,117	(704)	-	2,497
Income tax expense	-	(1,042)			(1,042)
Segment profit after income tax	(1,916)	4,075	(704)	-	1,455
Geographic segment assets:
Current	1,070	4,380	684	42	6,176
Non-current	56	22,388	5,057	4,482	31,983
Expenditure on property, plant and equipment		6,706	(11)	609	7,304
Geographic segment liabilities
Current	(408)	(3,244)	(970)	(7)	(4,629)
Non-current	-	(6,688)	(362)	-	(7,050)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

28               Operating Segments – (continued)

Reconciliation of reportable segment revenues, profit or loss, assets and liabilities and other material items

	2011	2010
	$	$
Revenues
Total revenue for reportable segments	65,036	30,086
Elimination of inter-segment revenue	(9,331)	(7,698)
Consolidated revenue	55,705	22,388

Profit or loss
Total profit or loss before tax for the reportable segments	21,685	6,255
Elimination of inter-segment profits	1,091	773
Consolidated profit before income tax	20,594	5,482

Assets
Total assets for reportable segments	54,128	39,174
Elimination of inter-segment profits	(1,726)	(1,015)
Consolidated total assets	52,402	38,159

Liabilities
Total liabilities for reportable segments	12,388	11,679

Other material items 2011

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	55	-	55
Finance cost	(217)	-	(217)
Expenditure on property, plant and equipment	9,413	885	8,528
Depreciation	(3,157)	174	(2,983)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

28               Operating Segments – (continued)

Other material items 2010

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	270	-	270
Finance cost	(267)	-	(267)
Expenditure on property, plant and equipment	7,801	497	7,304
Depreciation	(2,610)	24	(2,586)

Major customer

Revenues from one customer of the Group's Zimbabwe segment represents approximately $55,848 (2010: $22,388) of the Group's total revenues.

29                Subsequent events

In 2008 the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007 (“Act”) that stipulated that 51% ownership of all companies had to reside in the hands of Indigenous Zimbabwean citizens.

On February 20, 2012 Caledonia announced it has signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia has agreed that Indigenous Zimbabweans will acquire an effective  51% ownership interest of the Blanket Mine for a paid transactional value of US$30.09 million on the following basis:

•	16% will be sold to the National Indigenisation and Economic Empowerment Fund;

•	10% will be sold to a Management and Employee Trust for the benefit of the present and future managers and employees of Blanket;

•	15% will be sold to identified Indigenous Zimbabweans; and

•	10% will be donated to the Blanket Gwanda Community Trust. Blanket will also make a non-refundable donation of US$1.0 million to the Trust as soon as it has been established.

Caledonia will facilitate the vendor funding of these transactions (other than the 10% interest which will be donated to the Community Trust) which will be repaid by way of future dividends from Blanket.

Caledonia has undertaken to complete the implementation of all the components of the indigenisation transaction as soon as possible.  The Government of Zimbabwe has agreed that implementation of the terms of the MoU will constitute full compliance by Blanket and Caledonia with the requirements of the Act.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

29               Subsequent events – (continued)

Further details of the MoU are subject to a confidentiality agreement.

The above transactions are anticipated to be accounted for in accordance with IFRS 2, Share based payments, however an estimate of the financial statement effects is dependent on the finalisation of the various agreements related to the above transactions.

30               Explanation of transition to IFRS 1

As stated in note 2(a), these are the Group's first consolidated financial statements prepared in accordance with IFRS, as issued by the International Accounting Standards Board.
In the preparation of the quarterly IFRS compliant financial statements, certain interpretations of IFRS were applied. Having now completed the first annual financial statements under IFRS, some presentations adopted in the quarterly financial statements have been amended. The areas affected are:

•
The cumulative translation difference at the date of transition was not taken to accumulated deficit although the IFRS 1 exemption was adopted at transition, this has now been done in these annual financial statements.

•
The cumulative effect of exploration activities expensed in the subsidiary accounts were not capitalised in the quarterly IFRS financial statements in accordance with the Group’s accounting policies. The exploration expenses attributable to the Rooipoort platinum property in South Africa have been fully impaired in these annual financial statements.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the year ended  December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010 (the Group's date of transition).

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010.

 (a) Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

30          Explanation of transition to IFRS 1 – (continued)

(b) Cumulative translation differences

IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and has eliminated the cumulative translation difference and adjusted accumulated deficit at the date of transition to IFRS.

(c) Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010.

(d) Borrowing Costs

The Company has elected to apply the transitional provisions of IAS 23 Borrowing Costs which permits prospective capitalization of borrowing costs on qualifying assets whose construction commenced after the Transition Date.

In preparing its opening IFRS statement of financial position, the Group has not made any adjustments for borrowing costs in amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and financial performance. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statement of operations, statement of comprehensive income, statement of financial position and statement of cash flows for the year ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained.  In addition, a revised statement of financial position was prepared at the date of transition (January 1, 2010) with the resulting differences explained.

(A) Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

30          Explanation of transition to IFRS 1 – (continued)

evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

(B) Severe Hyperinflationary Environment for Blanket

In recent years, Zimbabwe has been a severe hyperinflationary economy and Caledonia’s Blanket Mine has been specifically impacted by this. As a result of the situation in Zimbabwe, IAS 29 Financial Reporting in Hyperinflationary Economies was not applied because there was neither a reliable price index nor exchangeability of the Zimbabwean Dollar into a stable foreign currency (i.e. US Dollar).

During 2009, the commonly used currency in Zimbabwe changed from Zimbabwean Dollar to US Dollar. As a result, the operations of Blanket Mine ceased to be subject to severe hyperinflation on this date.

Caledonia has elected to measure Blanket’s assets and liabilities in accordance with IFRS1.D29, which has been early adopted, and to recognise the difference as an adjustment to opening deficit.

As a consequence of the above, the carrying values under IFRS increased over the amount under Canadian GAAP.

With the resultant higher carrying value for Blanket Mine’s property, plant and equipment, and the same application of the same depreciation rates, the depreciation amount under IFRS increased over the amount under Canadian GAAP. In addition the deferred tax liability related to Blanket Mine’s property, plant and equipment increased under IFRS over the amount under Canadian GAAP.

(C) Share-based payment

IFRS

• Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

• Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Canadian GAAP

• The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.

• Forfeitures of awards are recognized as they occur.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

30          Explanation of transition to IFRS 1 – (continued)

No change resulted in the figures because of these differences.

 (D) Provision for environmental rehabilitation

An obligation exists to perform certain site rehabilitation resulting from the Group's operations. Under IFRS, a liability can arise as a result of a constructive and/or legal obligation. However Canadian GAAP only requires a liability to be raised if there is a legal obligation.

IFRS

• The provision for environmental rehabilitation must be adjusted for changes in the discount rate.

Canadian GAAP

• The provision for environmental rehabilitation is not adjusted for changes in the discount rate.

A small change in the figures resulted from this difference.

(E) Deferred tax asset/liability

IFRS

• All deferred tax assets and liabilities must be classified as non-current and offset to the extent that they relate to the same entity and same taxation authority.

Canadian GAAP

• Deferred tax assets and liabilities can be classified as current or non-current as appropriate.

As a result of the transition to IFRS the carrying amounts of various assets and liabilities have been adjusted (see B above).  There has not been a corresponding change to the tax basis of these assets and liabilities. As a result of the change in the carrying values of the Blanket assets, and other changes, the deferred tax liability has also increased.

(F) Other comprehensive income (loss)

Other comprehensive income (loss) consists of the change in the accumulated other comprehensive income(loss) (“AOCI”). Due to other IFRS adjustments, the balances that are used to calculate the AOCI are different in accordance with IFRS than in accordance with Canadian GAAP. As a result, AOCI and other comprehensive income (loss) are different in accordance with IFRS than in accordance with Canadian GAAP.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

30               Explanation of transition to IFRS 1 – (continued)

(G) Impairment

IFRS – If an indication of impairment is identified, the asset’s carrying value is compared to the asset’s recoverable amount, being the higher of fair value less cost to sell and the value in use. If the recoverable amount is less than the carrying value, the asset is impaired by an amount equal to the difference between the recoverable amount and the carrying value.

Canadian GAAP - If indication of impairment is identified, the asset’s carrying value is compared to the asset’s undiscounted cash flows. If the undiscounted cash flows are less than the carrying value, the asset is impaired by an amount equal to the difference between the fair value and the carrying value.

The Company completed an analysis of its assets at January 1, 2010 and concluded that the assets were not impaired in accordance with IFRS.

(H) Presentation

The presentation of the cash flow statement in accordance with IFRS differs from the presentation of the cash flow statement in accordance with Canadian GAAP.

In preparing its opening IFRS statement of financial position, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(I)	Functional currency

Under IFRS the functional currencies of certain subsidiaries differed from the determination under Canadian GAAP. Accordingly the values for the non-monetary assets and liabilities have been adjusted on the transition to IFRS.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

30               Explanation of transition to IFRS 1 – (continued)

Reconciliation of equity                                                                                               January 1, 2010

	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
		$	$	$
Assets
Property, plant and equipment	B,I	15,304	12,915	28,219
Other investments		59	-	59
Trade and other receivables		810	-	810
Total non-current assets		16,173	12,915	29,088

Inventories		2,590	(3)	2,587
Prepayments	I	158	(28)	130
Trade and other receivables		1,547	5	1,552
Cash and cash equivalents		1,622	-	1,622
Total current assets		5,917	(26)	5,891
Total assets		22,090	12,889	34,979

Equity and liabilities
Share capital		196,125	-	196,125
Contributed surplus		1,952	-	1,952
Accumulated other comprehensive income/(loss)	F,I	(551)	601	50
Accumulated deficit	B,D,E	(180,784)	8,777	(172,007)
Total equity		16,742	9,378	26,120

Liabilities
Provisions	D,I	1,730	59	1,789
Deferred tax liability	B	859	3,454	4,313
Total non-current liabilities		2,589	3,513	6,102
Trade and other payables		2,171	(2)	2,169
Bank overdraft		588	-	588
Total current liabilities		2,759	(2)	2,757
Total Liabilities		5,348	3,511	8,859
Total equity and liabilities		22,090	12,889	34,979

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

30               Explanation of transition to IFRS 1 – (continued)

Reconciliation of equity		December 31, 2010
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
		$	$	$
Assets
Property, plant and equipment	B,I	21,289	10,689	31,978
Other investments		5	-	5
Total non-current assets		21, 294	10,689	31,983

Inventories		2,626	(2)	2,624
Prepayments	I	114	(21)	93
Trade and other receivables		2,309	5	2,314
Cash and cash equivalents		1,145	-	1,145
Total current assets		6,194	(18)	6,176
Total assets		27,488	10,671	38,159

Equity and liabilities
Share capital		196,125	-	196,125
Contributed surplus		2,306	-	2,306
Accumulated other comprehensive income/(loss)	F,I	(1,062)	(337)	(1,399)
Accumulated deficit	B,D	(178,527)	7,975	(170,552)
Total equity		18,842	7,638	26,480

Liabilities
Provisions	D,I	1,731	168	1,899
Deferred tax liability	B	2,286	2,865	5,151
Total non-current liabilities		4,017	3,033	7,050

Trade and other payables		3,882	-	3,882
Bank overdraft		747	-	747
Total current liabilities		4,629	-	4,629

Total Liabilities		8,646	3,033	11,679

Total equity and liabilities		27,488	10,671	38,159

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2011 and 2010
(in thousands of Canadian dollars)

30               Explanation of transition to IFRS 1 – (continued)

Reconciliation of comprehensive income for the year ended December 31, 2010
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS
(In thousands of Canadian dollars except earnings per share amounts)		$	$	$
Continuing operations
Revenue	I	22,401	(13)	22,388
Royalty		(825)	-	(825)
Production costs	I,D	(13,298)	681	(12,617)
Depreciation	B,I	(566)	(2,020)	(2,586)
Gross profit		7,712	(1,352)	6,360

Administrative expenses	I	(3,978)	(247)	(4,225)
Foreign exchange (loss)/gain	I	(50)	409	359

Results from operating activities		3,684	(1,190)	2,494

Finance income		270	-	270
Finance cost		(267)	-	(267)
Net finance costs		3	-	3
Profit before income tax		3,687	(1,190)	2,497

Income tax expense	B,E	(1,430)	388	(1,042)
Profit for the year		2,257	(802)	1,455

Other comprehensive income(loss)
Reclassification adjustment of other investment		(45)	-	(45)
Foreign currency translation differences for foreign operations	I	(466)	(938)	(1,404)
Other comprehensive income for the year, net of income tax		(511)	(938)	(1,449)
Total comprehensive income for the year		1,746	(1,740)	6

30               Explanation of transition to IFRS 1 – (continued)

	Canadian GAAP	Effect of transition to IFRS	IFRS
	$	$	$
Earnings per share

Basic and diluted earnings per share	0.005	(0.002)	0.003

Material adjustments to the statement of cash flows for 2010

Consistent with the Group's accounting policy choice under IAS 7, Statement of Cash Flows, there were several reclassifications required as a result of the requirements for reporting finance income, finance cost and tax paid. There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under Canadian GAAP.

Directors and Management at March 29, 2012

BOARD OF DIRECTORS	OFFICERS
C. R. Jonsson (2) (3) (4) (5) - Chairman	C. R. Jonsson - Chairman
Principal of Tupper Jonsson& Yeadon	Corporate Secretary
Barristers & Solicitors	Principal of Tupper Jonsson& Yeadon
Vancouver, British Columbia,	Barristers & Solicitors
Canada	Vancouver, British Columbia,
Canada

S. E. Hayden(3) (4) (5)	S. E. Hayden
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (1)	S. R. Curtis
Retired Mining Engineer	Vice-President Finance and Chief Financial Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

F C. Harvey (1)	Dr. T. Pearton
Retired Executive	Vice-President Exploration
Oakville, Ontario, Canada	Johannesburg, South Africa

R. W. Babensee (1) (2)	J.M. Learmonth
Chartered Accountant - Retired	Vice-President Business Development
Toronto, Ontario, Canada	Johannesburg, South Africa

S. R. Curtis (5)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa

BOARD COMMITTEES
(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee

CORPORATE DIRECTORY	SOLICITORS
CORPORATE OFFICES	Tupper, Jonsson & Yeadon
Canada - Head Office	1710-1177 West Hastings St, Vancouver,
Caledonia Mining Corporation	British Columbia V6E 2L3 Canada
Suite 1201, 67 Yonge Street
Toronto, Ontario M5E 1J8 Canada	Borden Ladner Gervais LLP
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Suite 4100, Scotia Plaza
info@caledoniamining.com	40 King Street West
Toronto, Ontario M5H 3Y4 Canada
South Africa – Africa Office
Greenstone Management Services (Pty) Ltd.AUDITORS	AUDITORS
P.O. Box 834BDO Dunwoody LLP	BDO Canada LLP
Saxonwold 2132Chartered Accountants	Chartered Accountants
South AfricaSuite 3300, 200 Bay Street	Suite 3300, 200 Bay Street
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada
Zambia
Caledonia Mining (Zambia) Limited	REGISTRAR & TRANSFER AGENT
P.O. Box 36604	Equity Transfer Services Inc.
Lusaka, ZambiaSuite 400 200 University Ave	Suite 400 200 University Ave.
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Toronto, Ontario M5H 4H1 Canada
Tel: (416) 361 0152 Fax: (416) 361 0470

BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMADS AND BROKERS (AIM)
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	Collins Stewart Europe Limited
88 Wood Street
CAPITALIZATION at March 29, 2012 RBC Capital Markets	London EC2V 7QR
Authorised: Unlimited71 Queen Victoria Street	Fax: +44 20 7523 8134
Shares, Warrants and Options Issued:
Common Shares: 500,549,280Tel: +44 20 7653 4000	SHARES LISTED
Warrants: Nil	Toronto Stock Exchange Symbol “CAL”
Options: 42,540,000	NASDAQ OTC BB Symbol "CALVF"
London “AIM” Market Symbol “CMCL”
Web Site: http://www.caledoniamining.com

EXHIBIT #14b

CALEDONIA MINING CORPORATION

PROXY AND INFORMATION CIRCULAR

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
                    -           Pine Cliff Energy Ltd
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

APPENDIX “B”

FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE
CALEDONIA MINING CORPORATION

1. Board of Directors (a)Disclose the identity of directors who are independent
The Company has determined that 3 of its current 6 directors are “independent”, within the meaning of NI 58-101.  The following directors are “independent”:
-           James Johnstone
-           Christopher Harvey
-           Robert Babensee

(b)Disclose the identity of directors who are not independent, and describe the basis for that determination.

Stefan Hayden, Steven Curtis and Carl R. Jonsson are not “independent” within the meaning of NI 58-101.  Messrs. Hayden and Curtis are full-time paid officers and executives of the Company - and Mr. Jonsson, in his capacity as the Company’s lawyer, receives compensation for his services rendered.

(c)Disclose whether or not a majority of directors are independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	As per (a) and (b) above, 50% of the directors of the Company are “independent”, within the meaning of NI 58-101.

      (d)If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

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
“Carl R. Jonsson”
Carl Jonsson, Director and Secretary

SCHEDULE “A”

CALEDONIA MINING CORPORATION
INCENTIVE STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Caledonia Mining Corporation (the "Company") and the Optionee named below pursuant to the Incentive Stock Option Plan of the Company dated April 10, 200, as amended March 31, 2011 (the "Plan"), and confirms that:

1.	on __________________________, ________;

2.	__________________________ (the "Optionee");

3.	was granted the option to purchase ________ common shares (the "Optioned Shares") of the Company;

4.	for the price of $ __________ per Optioned Share;

5.	exercisable from time to time up to but not after _________________, ___________;

all on the terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of ____________________, ________.

CALEDONIA MINING CORPORATION

_____________________________ (the Optionee)	By: _____________________________ Authorized Signatory

EXHIBIT #14c

CALEDONIA MINING CORPORATION

MINERAL PROPERTIES

The following is a summary of Caledonia’s mineral properties and the capitalized costs as at the 31st December 2011 – in Canadian dollars:

Africa:

South Africa	-
Zambia	7,443,000
Zimbabwe	9,934,000
$17,377,000

NOTE:  The cost of acquisition of mineral properties and all related exploration and development expenditures, less recoveries, are capitalized and carried as an asset to be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of. The zero value attributable to South Africa relates to Rooipoort which was fully impaired in 2011.

EXHIBIT #14d

SUMMARY OF REPORT
ON THE NAMA PROPERTY IN ZAMBIA

Prepared by Applied Geology Services cc
on behalf of
Caledonia Mining Corporation
May 1, 2008

Qualified Persons who prepared the Report -                           David E.C.S. Grant

3 Summary
Caledonia Nama Limited (Caledonia (Nama)), a subsidiary of Caledonia Mining Corporation is the sole owner of a Retention Licence over approximately 80 000ha in the Solwezi District of the Northwestern Province of Zambia in sub-Saharan Africa. The licence has been granted for a period of three years from February 2007 after which it must be converted to mining titles. It lies on the northwestern flank of the Zambian Copperbelt and has potential for high tonnage, low-grade cobalt-copper-nickel mineralisation referred to as the Nama Project. The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group. The mineralisation occurs in a deep weathered profile and is probably caused by the oxidation of primary disseminated cobalt-copper-nickel sulphides combined with supergene redistribution and precipitation, especially in the near surface environment. This has produced both flat lying and inclined resource bodies of mineralisation. Caledonia started operations in the area in 1994 and in the ensuing years acquired five Prospecting Licences and undertook an exploration program commencing with soil sampling supported by airborne geophysical surveys and concluded with a drilling campaign. The drilling amounted to 323 reverse circulation holes totalling 38,119 metres followed by five diamond drill holes totalling 1445m. This drilling is in addition to 25 diamond drill holes drilled by Roan Selection Trust, Zamanglo and JCI in the Nama area and on the flank of the Konkola dome and 23 auger holes drilled by Roan Selection Trust. In 2007, Caledonia embarked on a drilling program in the Nama Retention Licence area and some of this drilling was undertaken over the D Anomaly. This report presents an estimation of indicated and inferred resources based on the results of 38 boreholes drilled into the D anomaly in the northeast to east-central parts of the Retention Licence. This resource of the shallow dipping hematite-magnetite body. is summarised in the table below.

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

The iron oxide (D1 type) resource is tabled separately from the other resource types on account of its more competent nature and mineralogy. The haematite and magnetite comprising this body are enriched in cobalt and would require a different metallurgical process from that of the other D resource bodies.

The complete Report may be viewed on the Company’s website.

SUMMARY OF REPORT
ON THE NAMA PROPERTY IN ZAMBIA

Prepared by Applied Geology Services cc
on behalf of
Caledonia Mining Corporation
March 8, 2007

Qualified Persons who prepared the Report         -           Michael J. Haslett
                                     -           David E.C.S. Grant
3.           Summary

Caledonia Nama Limited (Caledonia), a subsidiary of Caledonia Mining Corporation holds a Retention Licence over approximately 80000 hectares of ground in the Solwezi District of the Northwestern Province of Zambia in sub-Saharan Africa. It lies on the northwestern flank of the Zambian Copperbelt and has potential for high tonnage, low-grade cobalt-copper-nickel mineralisation. The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group.

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

Summary of Independent Competent Persons Report
Of the
Nama Retention Licence
In
Northern Zambia

And held by
Caledonian Mining Limited

Effective Date: 1st May 2007

By
David Grant
Pr Sci. Nat., CGeol.
And
Michael Haslett
BSc, MRM

Summary
Caledonia Nama Limited (Caledonia), a subsidiary of Caledonia Mining Corporation holds a Retention Licence over approximately 80 000ha of ground in the Solwezi District of the Northwestern Province of Zambia in sub-Saharan Africa. It lies on the northwestern flank of the Zambian Copperbelt and has potential for high tonnage, low-grade cobalt-copper-nickel mineralisation. The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group.

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

Table 2 Estimated Indicated Resources in Anomaly C

Resource blocks in Anomaly C	At 0.02% Co cut-off
	Tonnes	%Co	%Cu	%Ni
Block C3	41,637,000	0.0505	0.0173	0.0195
Block C2 North	526,000	0.0245	0.0134	0.0126
Block C2 South	32,511,000	0.0350	0.0053	0.0180
Block C1	3,544,000	0.0261	0.0029	0.0131
Totals	78,218,000	0.043	0.012	0.019

Table 3 Combined Indicated Resources for Anomalies A and C

Anomaly	At 0.02% Co cut-off
	Tonnes	%Co	%Cu	%Ni
A	43,656,000	0.055	0.099	0.011
C	78,218,000	0.043	0.012	0.019
Total	121,874,000	0.047	0.043	0.016

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
Mokopane, Limpopo Province,
South Africa

Summary of Qualified Persons Report
on
Rooipoort PGE

Prepared by RSG Global on behalf of:

Caledonia Mining Corporation

Summary

Maid O’ The Mist (Pty) Ltd (“MoM”)  is a 100% owned subsidiary of Caledonia Mining Corporation and holds 100% of the Rooipoort Pt/Pd/Au/Ni/Cu project which is situated in the Limpopo Province, South Africa, some 250km north of Johannesburg and 5km south of the town of Mokopane (formerly Potgietersrus).  The Rooipoort Project incorporates two adjacent farms, viz. Rooipoort 46KS (the whole farm) and Grasvally 293KR (Portions 9, 11, 13, 14 and 16) comprising a contiguous area of 3687.1948 hectares.  MoM is the holder of the Prospecting Permit and Prospecting Right, issued by the South African Department of Minerals and Energy, to the Rooipoort Project area.

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

The Rooipoort Project lies in the southern part of the Northern Lobe of the Bushveld Complex, the largest layered intrusion in the world and the world’s most important resource of platinum group metals.  Thirty kilometres along strike to the north of the Rooipoort Project is the Potgietersrus Platinum’s Ltd opencast Pt/Pd/Au/Ni/Cu mine of Anglo Platinum Corporation Ltd located on the Platreef.  The Platreef forms the lowermost unit of the Northern Lobe of the Bushveld Complex in that area which lies on a floor of Transvaal Supergroup rocks and Basement granites.  The Platreef is unique to the Northern Lobe. The type area of the Platreef extends in outcrop from Mokopane for some 35km to the north. It consists of an assemblage of feldspathic pyroxenites and pyroxenites hosting platinum group metals (PGMs), nickel and copper bearing sulphide mineralization.

Exploration by MoM was undertaken in a phased manner commencing in mid-2003 with the acquisition of airborne geophysical (aeromagnetic) data followed by a soil geochemical survey and two phases of core drilling, culminating in September 2005 with 3D modelling and resource estimation (RSG Global).  The interpretation of the aeromagnetics coupled with soil geochemical data and geological extrapolation provided the basis for positioning of drillholes for the first phase of the core drilling programme.  The interpretation of this drilling programme of 23 drillholes totalling 7,470m of core and 4,886 assays is that the Platreef is not present however several mineralized zones within a 600m to 800m stratigraphic sequence were identified.

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

b)           Salient Terms of Agreements, Royalties
•	1.5 – 2.0% NSR. Blanket owns the claims totally.

Based on current mining law in Zimbabwe, Blanket’s Mining Lease is valid in perpetuity.
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
See Table 14 g(i).

f)           Conditions of retention, Payments etc
See Table 14 g(i).  Claim fee payments are made by Blanket Gold Mine (responsible person – V. Naik).

 g)           Property area – see Table 14 g (i)

Table 14 g (1)

CLAIM BLOCK /	NUMBER OF				FEES		AREA
PROPERTY NAME	CLAIM BLOCKS	CLAIM TYPE	CLAIM/BLOCK NUMBERS	EXPIRY DATE/S	(Annual)	ROYALTIES	(ha)

Gwanda Claims
Blanket Mine
Valentine	26	Gold	GA2767-92	21-Mar-11	Not applicable since these claims fall within Blanket's Mining Lease	-	240.6
Oqueil	36	Gold	35928-63	29-Jan-11		-	270.0
Harvard	1	Base	5576BM	02-Feb-11		-	25.0
			GA512, GA547,GA247-8, GA349,
Blanket	11	Gold	GA5030, 1817, 31202, 3958,	06-Apr-11		-	114.0
			6874BM, 9627BM

			31190, 19918, 21065, GA446,
Feudal	6	Gold		10-May-11		-	77.0
			10051BM, 10358BM

			36066-117, 35753-68, 34052-67,
Lima	85	Gold		02-Apr-11		-	828.5
			10925BM
			35628-39, 34744, 34747-51,
Sheet	21	Gold		03-Apr-11		-	179.6
			34856, GA341, 9629BM
			GA281, GA513, 1978, 25610,
Sabiwa	12	Gold &Base	9628BM, 10922-23BM, 10894-	11-Apr-11		-	594.0
			96BM, 10049-50BM
Mbudzane Rock	43	Gold	36160-202	21-May-11		-	353.9
Jethro	1	Gold	19923	30-Nov-10		-	9.0
Smiler	1	Gold	32939	26-Nov-10		-	10.0

Blanket Exploration
Penzance	3	Base	11264BM,11265BM,8838BM	07-Jan-11	$198	2.5% on 8838	99
Bunny's Luck	6	Base	10443-48BM	15-Jan-11	$300	-	150
Cinderella	5	Base	11122-23BM,10824-26BM	19-Jan-11	$856	3% NSR	428
Eagle	1	Base	11266BM	21-Jan-11	$102	-	51
Spruit	5	Base	10623-24BM, GA532-4BM	24-Feb-11	$776	-	388
Shakeshake	3	Base	10625-27BM	24-Feb-11	$576	-	288
Surprise	2	Base	10628-29BM	24-Feb-11	$392	-	196
Abercorn	2	Base	11269BM,10602BM	11-Mar-11	$432	-	216
Banshee	1	Base	11093BM	23-Sep-10	$270	3% NSR	135
Dan's Luck South	3	Base	GA537-38BM, 11268BM	11-Mar-11	$270	-	135

Abercorn	1	Gold	32251	28-Mar-11	$8	-	10
Annette	3	Gold	GA3258-60	30-Mar-11	$19	3% NSR	24
Dan's Luck	2	Gold	32776, GA3769B	13-May-11	$14	2.5% NSR	18
Eagle Hawk	1	Gold	30544	08-Oct-10	$8	3% NSR	10
GG	7	Gold	GA3769-75	05-Jun-11	$42	-	52.9
Gum	2	Gold	GA3060-61	10-Oct-10	$10	3% NSR	12
Lincoln	1	Gold	30548	20-Oct-10	$8	3% NSR	10
Mascot	3	Gold	GA 583, 29657, 32756	03-May-11	$24	2.5% NSR	30
Mazeppa	1	Gold	32769	26-May-11	$2	2.5% NSR	3
Rubicon	23	Gold	34519-20, 34794-805, 34913-21	23-Jan-11	$176	-	220
Valentine	3	Gold	GA2994-96	21-Mar-11	$24	3% NSR	30
Vulture	2	Gold	5031, 8106	13-Jan-11	$16	3% NSR	20
Will South	1	Gold	33143	30-Sep-10	$4	2.5% NSR	5

Bubi Claims
Stu	4	Base	12072-74BM, 12021BM	07-Jan-11	$990	-	495
Chikosi	7	Base	12011-17BM	30-Jan-11	$999	-	499.5
Sandy	2	Base	12018-19BM	30-Jan-11	$600	-	300
Ruswayi	6	Base	12022-27BM	30-Jan-11	$1 088	-	544
Lonely	5	Base	12028-30BM, 12075-76BM	02-Feb-11	$1 340	-	670
Spawn	3	Base	12031-33BM	30-Jan-11	$622	-	311

Kadoma Claims
Golden Donkey	2	Gold	1254-55	18-Mar-11	$6	1.75% NSR	8
Headley NE	3	Gold	1256-58	18-Mar-11	$24	1.75% NSR	30

Harare
Apollo	27	Gold	17438-46, 28665-79, 28734-36	27-Sep-11	$166	-	208

Electra	1	Base	19482BM	13-Mar-11	$24	-	12
Apollo	3	Base	28382-84BM	27-Sep-11	$192	-	96

TOTAL	387	Claim Blocks				hectares	8406

ROOIPOORT PLATINUM PROJECT

a)           Nature of Ownership Interests
Caledonia holds via its 100% subsidiary Maid ‘O the Mist, five Prospecting Rights in the Rooipoort area (see Table 14 g (ii)). These rights are currently subject to renewal applications.

b)           Salient Terms of Agreements, Royalties
Prospecting Rights are valid for a period of 5 years.  Thereafter the rights may be extended for a further 2 years on application, and thereafter a right would have to be converted into a Retention Right for a further 5 years. After the above periods the rights would lapse automatically.
Exploration fees are calculated on the area of the Prospecting Right and are payable annually in advance.  The rights are subject only to royalties as enacted by the State.

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
See Table 14 g (ii).

f)           Conditions of retention, Payments etc.
See Table 14 g (ii).  Prospecting fee payments are made annually by Maid ‘O the Mist (responsible person – A. Lawson).

g)           Property area – see Table 14 g (ii).

Table 14 g(ii)

PROPERTY NAME/			PROSP. PERMIT				AREA
FARM	FARM PORTIONS	MINERAL	NUMBER	EXPIRY DATE	FEES	ROYALTIES	(ha)

Rooipoort Platinum Project

Rooipoort 46KS	entire farm	Platinum Group Metals	730/2006 PR		R 10 670	State	3771.0

Grasvally 293KR	Ptns 9, 11, 13, 14, 16	Platinum Group Metals	375/2009 PR		R 3 388	State	341.8

	Re 8 & ptn of ptn 29
Grasvally 293KR	(prev ptn 26)	Platinum Group Metals		These rights
			225/2006 PR	have expired	R 1 540	State	42.8
	Ptn of ptn 29 (prev ptn			and the
	28)	Platinum Group Metals		necessary
				applications
	Re of ptn 3, re ptn 6,			have been
Grasvally 293KR	ptn 19 & 24	Platinum Group Metals		lodged for their
				renewal.
Moorddrift 289KR	farm	Platinum Group Metals	225/2006 PR		R 8 800	State	3196.5

Jaagbaan 291KR	farm	Platinum Group Metals

Waterval 297KR	farm	Platinum Group Metals	443/2006 PR		R 6 380	State	1217.3

Platinum Group Metals = Pt, Pd, Rh, Ru, Os, Ir, Au, Ni, Cu

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
See Table 14 g (iii).

f)           Conditions of retention, Payments etc.
See Table 14 g (iii).  A once off payment was made on issue of the Mining Licence. No ongoing or annual fees are payable.  When land is demarcated for mine development, this will result in a purchase consideration to the local council.

 g)           Property area – see Table 14 g (iii).

Table 14 g (iii)

			MINING PERMIT			AREA
PROPERTY NAME	FARM PORTIONS	MINERALS	NUMBER	EXPIRY DATE	ROYALTIES	(ha)

NAMA COBALT-COPPER PROJECT

Cobalt, Copper, Nickel, Iron,
Manganese, Zinc, Gold and
	Nama (Center)	Uranium	LML70	26/09/2033	State	17 635.6

Cobalt, Copper, Nickel, Iron,
Manganese, Zinc, Gold and
	Luamfula (East)	Uranium	LML71	26/09/2033	State	23 364.7

Cobalt, Copper, Nickel, Iron,
	Ngosa (West)	Manganese, Zinc, Gold and
		Uranium	LML69	26/09/2033	State	21 474.5

Cobalt, Copper, Nickel, Iron,
	Konkola	Manganese, Zinc, Gold and
		Uranium	LML68	26/09/2033	State	17 017.9

Total Project						79 492.7