Form 20-F
period 2012-12-31
CALEDONIA MINING CORP
filed 2013-05-03
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

April 29, 2013

FORM 20-F

ANNUAL REPORT

(Mark One)

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

The Company’s website – referred to herein – is www.caledoniamining.com

Caledonia Mining Corporation

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the closing of the period covered by the annual report:

514,461,780*

*The shares issued figures in this Report do not reflect the 1 new for 10 old share consolidation implemented by the Company April 13, 2013 - unless otherwise indicated.

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

Large accelerated filer ______ Accelerated filer Non-accelerated filer x

*All shares issued figures in this Report do not reflect the 1 new for 10 old share consolidation implemented by the Company April 13, 2013 – unless otherwise indicated.

Caledonia Mining Corporation

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP …… International Financial Reporting Standards as issued by the International Accounting Standards Board X

Other:

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17             Item 18

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

Caledonia Mining Corporation

PART 1

1.	IDENTITY of DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required as this is an annual report under the Securities Exchange Act of 1934 (“Exchange Act”).

However, the information required above can readily be determined from Caledonia’s Proxy and Information Circular dated April 20, 2012 attached as Exhibit #14b. Information is also given in Section 14A.

2. OFFER STATISTICS AND TIMETABLE

Not required as this is an annual report under the Exchange Act.

3. KEY INFORMATION

Selected Financial Data

Table 3 A shows the applicable selected financial data for 2010, 2011 and 2012 pursuant to IFRS and for the 2-year period 2008 to 2009 in Canadian Generally Accepted Accounting Principles

Table 3 A (i) shows the applicable selected financial data for the 2-year period 2008 to 2009 in United States Generally Accepted Accounting Principles.

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual months ending March 31, 2013.

Table 3A - Selected Financial Information prepared for 2012, 2011and 2010 pursuant to IFRS and for two preceding years pursuant to Canadian Generally Accepted Accounting Principles - the figures presented being as of the end of each such year.

		IFRS		Canadian GAAP
Financial – All in C$ 000’s unless otherwise indicated	2012	2011	2010	2009	2008
Revenue from Sales	75,221	55,705	22,388	11,559	7,696
Gross Operating Profit (Loss)	40,915	29,115	6,360	2,916	3,039
Expense - (General and administration, interest and foreign exchange including provisions and impairments)	(20,658)	(8,359)	(3,866)	(6,007)	(7,543)
Net loss from discontinued operations	-	-	-	-	(436)
Net Income /(Loss) – after income taxes	7,358	12,130	1,455	(3,950)	(4,940)
Cash and cash equivalent	27,942	9,686	1,145	1,623	3,652
Current Assets	35,294	18,159	6,176	5,917	5025
Assets	71,827	52,402	38,159	22,090	23,657
Current Liabilities	9,280	4,566	4,629	2,759	1,308
Long Term Liabilities	6,928	7,822	7,050	2,589	1,153
Working Capital	26,014	13,588	1,547	3,158	3,717
Shareholders’ Equity	55,619	40,014	26,480	16,742	21,196
Total Capital Expenditures including Mineral Properties	7,909	8,528	7,304	1,547	3,023
Financing Raised (repaid)	(3,195)	(279)	159	588	1,106

Caledonia Mining Corporation

Share Information

Market Capitalization ($ Thousands) at December 31	46,301	55,060	80,021	32,508	32,511
Shares Outstanding (Thousands)	514,461	500,549	500,169	500,169	500,169
Options Outstanding (Thousands)	33,296	42,540	32,580	32,580	46,430
Basic and diluted net income (loss) per share for continuing operations	$0.0172	$0.024	$0.003	($0.008)	($0.010)
Basic and diluted net income (loss) per share for discontinued operations	-	-	-	-	($0.000)
Basic and diluted net income (loss) per share for the year	$0.0172	$0.024	$0.003	$(0.008)	$(0.010)

Table 3A (i) - Selected Financial Information – prepared pursuant to United States Generally Accepted Accounting Principles for the years 2008 – 2009 - the figures presented being as of the end of each such year

	US GAAP
	2009	2008
- In Thousands of Canadian Dollars except per share amounts
Revenue from Operations	11,559	7,696
Gross Profit (Loss)	3,930	851
Expenses (General and Administration, Interest and foreign exchange)	6,247	7,543
Net Income (Loss) from continuing operations	(3,176)	(6,692)
Loss from discontinued operations	-	(436)
Net Income(Loss)	(3,176)	(7,128)
Cash	1,622	3,652
Current Assets	5,917	5,025
Total Assets	12,691	13,484
Current Liabilities	2,759	1,308
Long Term Liabilities	2,589	1,153
Working Capital (Deficiency)	3,158	3,717
Shareholders’ Equity (Deficiency)	7,343	11,023
Capital Expenditures (excluding Mineral Property expenditure)	830	136
Expenditures on Mineral Properties	650	-
Financing Raised (repaid)	588	1,119
Deemed Dividends	-	-

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2008 to 2012

The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

Exchange Rate	2012	2011	2010	2009	2008
Rate at the End of the Period (1)	0.9935	0.9767	0.9999	1.049	1.218
Average Rate (2)	0.9998	0.9892	1.03	1.14	1.066
High Rate (1)	1.0414	1.0468	1.0766	1.036	0.9711
Low Rate (1)	0.9676	0.9748	0.9966	1.2907	1.3008

Notes:

(1)	The rate of exchange is the Bank of Canada closing rate for the period.
(2)	The average rate means the average of the exchange rates during the year.

Caledonia Mining Corporation

The high and low rates of exchange for each of the 5 months from December 2012 to 10 April 2013 are as follows:

	Dec. 2012	Jan 2013	Feb 2013	March 2013	April 2013
Closing	0.9935	1.0021	1.0258	1.0176	1.0163
Average	0.9904	0.9919	1.0073	1.0243	1.0163
Hi	1.0414	1.0081	1.026	1.0309	1.0177
Low	0.9842	0.9836	0.9964	1.0163	1.0143

C.	Risk Factors

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

Exploration and Development

Exploration, development and production activities are subject to political, economic and other risks, including:

-	cancellation or renegotiation of contracts;
-	changes in local and foreign laws and regulations;
-	changes in tax laws;
-	delays or refusal in granting prospecting permissions, mining authorizations and work permits for foreign management staff;
-	environmental controls and permitting
-	expropriation or nationalization of property or assets;
-	foreign exchange controls;
-	government mandated social expenditures;
-	import and export regulation, including restrictions on the sale of their production in foreign currencies;
-	industrial relations and the associated stability thereof;
-	inflation of cost that is not compensated for by a currency devaluation;
-	requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, which, possibly, the foreign company must subsidize;
-	restrictions on the ability of local operating companies to sell their production for foreign currencies, and on the ability of such companies to hold these foreign currencies in offshore and/or local bank accounts;
-	restrictions on the ability of a foreign company to have management control of exploration and/or development and/or mining operations;
-	restrictions on the remittance of dividend and interest payments offshore;
-	retroactive tax or royalty claims;
-	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;
-	royalties and tax increases or claims by governmental entities;
-	unreliable local infrastructure and services such as power, communications and transport links;
-	demands or actions by native or indigenous groups;
-	other risks arising out of foreign sovereignty over the areas in which operations are conducted.
-	lack of uninterrupted power supplies
-	lack of investment funding

Such risks could potentially arise in any country in which Caledonia operates. In Southern Africa, Black Economic Empowerment Legislation and a number of economic and social issues may result in increased political and economic risks of operating in that area.

Caledonia Mining Corporation

In 2008 the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007 (“Act”) that stipulated that 51% ownership of all companies had to reside in the hands of Indigenous Zimbabwean citizens.

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million.

Pursuant to the above, Caledonia entered into agreements with each of the following Indigenous Shareholders to allow them to subscribe for 51% ownership interest in Blanket as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (NIEEF) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•	A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees of Blanket for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket’s employees holding participation units in the Employee Trust.
•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket undertook and paid a non-refundable donation of US$1 million to the Community Trust.

Effective November 14, 2012 four Zimbabweans were appointed to the Board of Directors of Blanket – each representing one of the four entities to whom the 51% of the shares of Blanket were issued.

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

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since inception in February 1992, Caledonia has recorded a loss in every year except 1994, 2000, 2010, 2011 and 2012. As at December 31, 2012, the consolidated accumulated deficit was $153,4 million.

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

Caledonia Mining Corporation

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

Black Empowerment and Indigenization

The governments of the southern African countries in which the Company operates have, or are proposing, legislation (typically referred to as “black economic empowerment” or indigenisation”) requiring companies to allow participation in their shareholdings and business enterprises by the indigenous population. In not all instances is it assured that such interests will have to be paid for at full fair value.

Need for Additional Funds

The Company expects that for at least 2013, 2014 and 2015, it can fund all of its exploration, development and production operations from internal funds – and that it will not have to seek externally sourced funding for those years. However there can be no guarantees and the situation will be consistently monitored.

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

Chris Harvey retired from his position as Technical Director in December 2005, but continued as a Director and was appointed as a member of the Audit Committee in June 2009. Chris Harvey has announced that he will resign as a director as of April 2013 but will remain as a technical consultant to the Board. James Johnstone retired from his position as Chief Operating Officer in September, 2006, also continues as a Director and was appointed as a member of the audit committee in December 2010.

Steven Curtis was appointed Vice President Finance and Chief Financial Officer in April 2006, and was appointed as a Director on June 1, 2008. Mark Learmonth, previously a Director of Macquarie First South, was appointed as VP Corporate Development and Investor Relations on July 10, 2008.

Stefan Hayden stepped down as the Chairman in 2005 but continues as a Director and as President and CEO.

Carl Jonsson, a Director, was appointed Chairman of the Board in December 2010. Robert W. Babensee was appointed as a Director and a member of the Audit Committee on October 31, 2008 and became Chairman of the Audit Committee in December 2010.

During the year John Kelly, Leigh Wilson and Richard Patricio were appointed as Directors and subsequently John Kelly and Leigh Wilson became members of the Audit Committee.

Dividends

The Company paid its first dividend of C$0.005 per share on February 22, 2013 and declared a further dividend of C$0.005 per share on April 4, 2013 which is payable on April 30, 2013 to shareholders of record on April 19, 2013.

Possible Volatility of Share Price

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where Caledonia operates, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price. Caledonia’s shares are listed on the Toronto Stock Exchange, listed its shares on the London Stock Exchange’s Alternative Investment Market (“AIM”) in June 2005 – and secured the quotation of its shares in the U.S. on the OTCQX commencing October 10, 2011.

Caledonia Mining Corporation

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

Production Operations

Mining

The Blanket Mine exploits a fairly typical Achaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt. Active mining at Blanket covers a 3 km span and includes the Jethro deposits in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima deposits in the north.

Two main types of mineralization are recognized:

־	a disseminated sulphide replacement type, which comprises the bulk of the ore shoots
־	quartz veins that tend to have long strikes but are not uniformly mineralized.

Three types of mining methods are used at the Blanket Mine:

•	Underhand stoping in the narrow ore bodies
•	Shrinkage stoping where blocky sidewalls are evident
•	Long hole stoping in the wider ore bodies, using 15 meter sub-levels.

The various rock types at the Blanket Mine are generally very competent in strength and structural support such as rock bolts are only installed on rare occasions where weak rock conditions are encountered.

The Government of Zimbabwe has enacted regulations covering water and effluent disposal. Under these regulations two required permits have been issued to the Blanket Mine covering the sewage effluent and mill tailings disposals. The Mine has also implemented a pollution-monitoring control system around the tailings dams with the installation of a number of boreholes and piezometers, which are routinely monitored by an independent consulting company.

Pursuant to Zimbabwe’s Mining General Regulations, certain closure obligations are required to be fulfilled and these are covered in a “Closure Plan” dated December 2012.

Metallurgical Process

In terms of Blanket’s 4 year Expansion Program the crushing and milling circuits will be expanded to handle 3,000 tonnes per day capacity by additions and improvements to them. Their throughput capacity is more than sufficient to handle the planned increases in mine production from the No. 4 Shaft Expansion Project, and will in future process any ore mined from the Subsidiary’s Satellite properties – referred to below.

Caledonia Mining Corporation

All run of mine ore (“ROM”) is crushed underground to minus 150mm, hoisted to surface and crushed to minus 12mm in the surface 2-stage crushing circuit. This material is then currently fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Gold Concentrators where approximately 49% of total mill gold production is recovered as ‘gravity’ gold. The Knelson Concentrator tails are pumped through cyclones whose underflow reports to the open-circuit regrind ball mill. The product from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach (“CIL”) plant consisting of eight, 600 cubic metre leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place. Elution of the gold from the loaded carbon and subsequent electro-winning are done on site. During electro winning the gold is deposited on steel wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from this acid digestion together with the re-dressed gold concentrate from Knelson Concentrators are smelted into Dore bars. The granular activated carbon is kiln regenerated before it is re-circulated back to the CIL section. The CIL plant has an overall design capacity of 3,800 tonnes of milled ore per day.

The Dore bars are delivered, as required by Zimbabwean law, to the Zimbabwe Government-operated Fidelity Refiners in Harare for sampling and onward export to Rand Refineries in South Africa. Rand Refineries undertakes the final refining and buys the resultant gold with 99.90% of the proceeds being credited to Blanket’s bank account in US dollars within 5 days of sale. Rand refinery also recovers a small amount of silver that is co-produced with the gold – which is also purchased by Rand Refinery.

Mineral Reserve Calculations

The Company previously published mineral reserve and mineral resource figures for the Blanket Mine in a report entitled “NI 43-101 Technical Report on the Blanket Mine, Zimbabwe” (“MSA Report”) dated June 28, 2011, prepared by MSA Geoservices (Pty) Ltd. (“MSA”), a geological consulting company based in South Africa. MSA reviewed the reserve and resource calculation procedures for the Blanket Mine as at December 31, 2010. MSA’s calculation figures are shown in the following table.

MINERAL RESERVES – December 31, 2010

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Proven Ore
Total Proven Ore including pillars*	1,326,000	4.02	171,400
Probable Ore
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Ore	3,839,800	3.78	467,200

Reserve estimate is based on a gold price of US$1,100/oz.

MINERAL RESOURCES

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Indicated	510,000	3.79	62,100
Inferred	2,408,000	5.27	**

Tonnages and ounces are rounded to the nearest 100 respectively

Resource estimate is based on a gold price of US$1,100/oz.

Note * Pillar tonnages have been discounted by 50%

Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities

(i) 1 tonne = 1,000 kilograms = 2,204.6 pounds

(ii) Some numbers may not add due to rounding

(iii) 1 ounce troy = 31.1035 grams

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

Caledonia Mining Corporation

The full MSA Report can be viewed on the Company’s website or on SEDAR at www.sedar.com.

Since the calculation of the above December 31, 2010 figures the Company has mined 662,074 tonnes with an average recovered gold grade of 3.82 grams per tonne some of which has been from within the reserves and resource figures set out above. Management of Blanket Mine has concluded that on-going work and exploration on the property has resulted in the establishment of replacement reserves and resources. An updated calculation of Blanket’s reserves and resources as at December 31, 2012 has been prepared by Blanket Mines’ Technical staff following the standards and procedures required by NI43-101 of the Canadian Securities Administrators and the results are presented in the following table.

MINERAL RESERVES – December 31, 2012

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Proven Ore
Total Proven Ore including pillars *	1,767,000	3.93	223,000
Probable Ore
Operating and Development Areas	2,140,000	3.66	252,000
Total Proven + Probable Ore	3,907,000	3.78	475,000

Reserve estimate is based on a gold price of US$1,500/oz.

MINERAL RESOURCES

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Indicated	448,000	3.81	54,900
Inferred	2,290,000	5.30	**

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

Note *         Pillar tonnages have been discounted by 50%

Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities

(i) 1 tonne = 1,000 kilograms = 2,204.6 pounds

(ii) Some numbers may not add due to rounding

Relative to the previous and independent estimate of reserves and resources as at December 2010, the Reserves have increased by 1.7% in terms of contained gold. Resources expressed in terms of tonnage have declined by 6.1% over the same period.

Dr. T. N. Pearton, BSc Eng. (Mining Geology), PhD (Geology), and Fellow of the Geological Society of South Africa is the “Qualified Person” and is responsible for and has reviewed the Blanket’s 2012 reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

DISCONTINUED OPERATIONS

Eersteling Gold Mining Company Limited

Although this mine remains on care and maintenance no additional impairment has been made against the carrying value as the previously offered price by a 3rd party potential buyer was significantly higher than the carrying value and the Corporation has rejected a purchase offer also in excess of the carrying value. Interested parties continue to investigate the merits of purchasing the mine and the Corporation continues to seek a suitable purchaser.

MARKETING

During 2009 Blanket became entitled to export and sell its entire gold production in its own name. Blanket has since then delivered and sold its gold production to Rand Refineries Limited in South Africa.

KEY PERFORMANCE FACTORS

As a result of the completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas can now produce up to 1,100 tonnes of ore daily using predominately long-hole open stoping methods. Blanket Mine now produces in excess of 40,000 ounces per year and is implementing a four year Expansion Program to progressively increase gold production to 76,000 ounces by the end of 2016.

Caledonia Mining Corporation

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

The plans for the non-revenue generating exploration projects continue to be determined by the availability of funds and are more fully described below.

8.1 Gold Production

Blanket Mine – Zimbabwe

The operational statistics reported below refer to the period from January 1 to December 31, 2012.

The current Blanket Mine mining area has eight near-vertical ore shoots between Jethro and Lima shafts. An additional six ore shoots occur outside the above mining limits but are included within the producing claims area. The longer term future of Blanket Mine depends primarily on the remaining life (resources) of these 14 ore shoots. Exploration at Blanket is therefore focused on determining the continuity of these mineralized shoots to depth. Ore shoots AR Main, AR South, and Blanket Reef, which comprise the deepest areas of mining at Blanket, have been exposed down to 750 meters below surface. However, the ore shoots on neighboring Vubachikwe Mine have been mined down to 1,100 meters below surface, suggesting that Blanket has at least this potential to increase its resources.

The exploration for the downward continuation of the known mineralized shoots will be achieved by diamond drilling from specially excavated drill chambers situated in cross-drives some 250 metres from the 22 Level haulage (which is 750 m below surface) and also from the 18 Level Haulage (630m below surface). Crosscuts (side tunnels) on 18 Level have been completed and the crosscuts on the 22 Level Haulage are now being excavated to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes. Holes drilled from these chambers will target the mineralized shoots at various depths down to 350 metres below 22 Level.

To reduce the pressure of material movements on the 18 Level and 22 Level haulages, increased mining activity has taken place in the upper levels of the AR Main and AR South ore bodies where there are remnants from earlier mining activities and undeveloped zones of medium grade material which are economic to mine at prevailing gold prices. Approximately 1.6 kilometres of the 22 Level haulage has already been mined and equipped; on-going development (excavation) towards the north-west is expected to reach Lima and complete the remaining 1.4 kilometres distance to Lima Shaft by the end of 2014.

No. 6 Winze Project

This project, which was recently approved by the new Blanket Board, will provide more rapid access to the Blanket ore body below 22 Level by deepening the existing No. 6 Winze. An existing Double Drum Winder is currently being upgraded and refurbished and will be installed in a new winder chamber to be excavated on 18 Level. The winze, from 120m above 22 Level, will be widened to accommodate the tipping station for the two x 3 tonne ore skips, and the shaft will then be sunk down to 1,080m with stations and main haulage levels being developed on 870m (26 Level) and 1,000m (30 Level) and with the skip loading station at 1060m. Ore and development waste will then be hoisted up the deepened No. 6 winze to 22 Level where it will be tipped into the No 4 shaft system for crushing and hoisting to surface via the No 4 Shaft. The capital cost of this project is estimated to be US $4.4 million, which will be funded from Blanket’s internal cash flows.

Work on this project has commenced and it is expected that this project will be completed in late 2015. Once complete, management expects that production from the Blanket ore body below 22 Level will progressively increase to approximately 600 tonnes of ore per day. This production will be in addition to the continued target production from other areas of Blanket mine of 1,300 tonnes of ore per day from early 2015.

It is anticipated that the above drilling program will lead to a complete reassessment of Blanket's resource base and provide an opportunity to review the mine's production strategy, specifically in terms of further increases in production beyond 1,000 tonnes per day and the requirement for additional infrastructure to achieve such incremental production.

A target production rate of 76,000 oz. gold per annum in 2016 has been set as a goal to be achieved following the above exploration program, although the achievement of this goal will depend on the outcome of exploration and the prevailing investment climate in Zimbabwe.

Mine Operations and production

Quarterly gold production has increased since mining and milling operations were resumed from 2,746 ounces in Q2 of 2009 to 11,821 ounces in Q4 of 2012.

Caledonia Mining Corporation

The tonnes milled, average mill feed grades, plant gold recovery and gold produced during January and February 2013, and the preceding eight quarters are shown in the table below.

Blanket Mine Production Statistics
Period	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t)	Gold Recovery	Gold Produced (oz)	Average sales price per ounce of gold sold (US$/oz)
TOTAL 2010	2010	153,500	3.90	92.0%	17,707	1,273
First quarter	2011	61,437	4.02	92.2%	7,322	1,397
Second quarter	2011	60,913	4.52	92.9%	8,226	1,512
Third quarter	2011	85,442	3.81	93.1%	9,743	1,737
Fourth quarter	2011	90,967	3.86	93.4%	10,533	1,681
TOTAL 2011	2011	298,759	4.01	92.9%	35,826	1,577
First quarter	2012	83,353	3.67	93.2% %	9,164	1,688
Second quarter	2012	90,315	4.24	93.9%	11,560	1,599
Third quarter	2012	93,049	4.59	94.1%	12,918	1,664
Fourth quarter	2012	96,598	4.08	93.3%	11,821	1,703
Total 2012	2012	363,315	4.16	93.7%	45,464	1,666
January	2013	29,538	3.75	93.2%	3,319	1,673
February	2013	28,814	3.91	92.9%	3,365	1,593

Gold production in Q4 was lower than the preceding quarter as the achieved mined ore grade returned towards the long term average mine reserve grade of 3.84g/t after above average mined ore gold grades of 4.24 and 4.59 g/t in the 2nd and 3rd quarters. The production of 11,821oz achieved in Q4 was 18% higher than the targeted production of 10,000oz/quarter. During January and February 2013 Blanket operated as planned and achieved its production targets.

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, the all-inclusive cost to produce an ounce of gold during the Quarter and the preceding seven quarters are set out in the table below. For the purposes of consistency, the total direct costs shown on the table below is as reported in previous quarters.

Blanket Mine: Total Costs per Ounce of Gold Produced (US$/oz)
	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Year 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012
Labour	208	175	157	132	164	179	174	158	176	175
Consumables	247	212	234	210	227	249	197	189	203	212
Electricity (incl. diesel)	1415	154	155	138	148	161	136	119	118	134
Other costs	48	44	37	41	42	58	40	41	57	50
Total direct on-mine costs	648	585	583	521	581	648	547	508	554	571
General and administrative costs	53	126	140	122	114	153	115	103	111	118
Sustaining capital investment	510	135	94	109	193	78	71	58	77	70
Inclusive cost before royalty	1,211	846	825	752	895	878	732	669	741	759
Royalty(1)	63	74	78	67	71	134	112	117	105	116
14

Caledonia Mining Corporation

Total inclusive cost per ounce	1,274	920	903	819	966	1,012	844	786	846	875
Gold ounces produced	7,322	8,226	9,743	10,533	35,826	9,164	11,560	12,918	11,821	45,465
(1)	At 4% in 2011 and 7% in 2012

The labour cost component increased by 11% from the preceding quarter due to the lower gold production in Q4 and adjustments incurred in the Quarter which related to prior quarters in respect of productivity bonuses and increases in the basic labour rate.

The consumable cost component increased by 7% from the preceding quarter due to the effects of lower gold production on the fixed component of consumable expenditure and other expenses associated with equipment repairs and servicing.

Electricity tariffs remain unchanged in the Quarter and although expensive, electricity supplied by the Zimbabwe Electricity Supply Authority (“ZESA”) is still considerably cheaper than the cost of electricity generated by the mine’s standby diesel generators. Blanket’s standby generators have successfully replaced any lost time that would have resulted from disruptions in the ZESA supply. The standby diesel generators were run for 12.6 hours during the Quarter compared with 11.6 hours in the preceding quarter and a total of 108 hours usage during 2012 (2011, 120.5 hours)

Other costs increased by 39% on the preceding quarter due to, inter alia, increased Claims Protection Fees on licences which fell due for renewal in the Quarter and an increase in the provision for obsolete stock.

General and administrative costs are largely fixed and include the cost of procurement, financial, technical and other services provided to Blanket by Caledonia, the cost of the Harare office, the cost of shipping gold from Blanket to Rand Refineries in Johannesburg and the cost of gold refining at Rand Refineries.

Sustaining capital investment is that investment which is required to maintain Blanket’s current level of production and includes the purchase of replacement equipment, maintenance of existing equipment and infrastructure and normal mine development activities. It specifically excludes expenses associated with the exploration and development of Blanket’s satellite projects.

Underground

The AR South and AR Main ore bodies continue to be the most productive mining areas and provided approximately 80% of the total ore mined during the Quarter. To reduce the pressure of material movements on the 18 Level and 22 Level haulages, increased mining activity has taken place in the upper levels of the AR Main and AR South ore bodies where there are remnants from earlier mining activities and undeveloped zones of medium grade material which are economic to mine at prevailing gold prices.

The mined ore gold grade at 4.08 g/t continued to be higher than the planned 3.84 g/t average mine gold grade.

The table below sets out the development activities in the Quarter.

Blanket Mine: Development Activities in Q4 2012
Area	Budget Advance (m)	Actual Advance (m)	Metres on reef	Payable metres sampled	Payable width (m)	Payable grade (g/t)	Payability (%)
AR Main	480	331	286	186	2.4	2.9	56.1
AR South	320	203	189	136	2.2	3.8	66.9
Eroica	240	190	180	153	1.8	4.3	80.4
Blanket Quartz Reef	80	0	0	0	0	0	0
Blanket/Feudal	80	148	133	76	1.4	3.4	51.3
Lima	160	190	166	98	1.3	3.2	51.6
Total	1360	1062	953	648	1.9	3.5	61.0

The shortfall in mine development against plan was mainly due to air compressor breakdowns. This matter has been addressed and a new 6,695cfm compressor has been ordered and is expected to be installed and commissioned during Q3 2013. Management believes that the shortfall in development during the Quarter can be recovered in future quarters and that the planned development will allow mined ore production to be sustained at the average target rate of 1,000 tonnes per day (tpd) for 2013 increasing to 1,200tpd in 2014 and to 1,300tpd in 2015.

C

Caledonia Mining Corporation

 Capital projects

750m AR – Lima Haulage

The 22 Level Haulage Extension Project will link the Blanket and Lima ore bodies on 22 Level and will also allow for the further down-dip exploration of the Blanket Mine’s known ore bodies. Crosscuts (side tunnels) on 18 Level have been completed and the crosscuts on the 22 Level Haulage are now being excavated to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes. If this exploration is successful, this haulage will also allow for the rapid commencement of mining in any new mining areas defined above 750m as a result of exploration from the 630m haulage (see below). Work on the 22 Level Haulage Extension Project and its associated crosscuts will be carried out simultaneously with normal mining production with its completion anticipated for mid-2014. It is planned that the underground exploration drilling of the ore zones below 750m Level, which will be undertaken from the completed crosscuts, will continue into 2014 and beyond. During the Quarter the 22 Level haulage was advanced by 110m. This was less than planned due to a transformer failure and a shortage of compressed air.

630m Haulage

The 18 Level Haulage extension will allow access to explore for the extension of the Sheet ore body between 630m and 510m. The haulage was advanced by 22m and has reached its currently planned extension and exploration drilling has commenced.

510 Eroica-Lima Haulage

The 14 Level Haulage was advanced by 121m in the Quarter and has reached the Lima ore body. Development work will commence on the Lima ore body between 510 and 230m levels. This production section is expected to add an additional daily 200 tonnes of ore production from early 2014 at the average mine grade of 3.84 g/t.

No. 6 Winze Project

This project, which was recently approved by the new Blanket Board, will provide access to the Blanket ore body below 22 Level by deepening the existing No. 6 Winze. An existing Double Drum Winder is currently being upgraded and refurbished and will be installed in a new winder chamber to be excavated on 18 Level. The winze, from 120m above 22 Level, will be widened to accommodate the tipping station for the two x 3 tonne ore skips, and the shaft will then be sunk down to 1,080m with stations and main haulage levels being developed on 870m (26 Level) and 1,000m (30 Level) and with the skip loading station at 1060m. Ore and development waste will then be hoisted up the deepened No. 6 winze to 22 Level where it will be tipped into the No 4 shaft system for crushing and hoisting to surface via the No 4 Shaft. The capital cost of this project is estimated to be US$4.4 million, which will be funded from Blanket’s internal cash flows.

Work on this project has commenced and it is expected that this project will be completed in late 2015. Once complete, management expects that production from the Blanket ore body below 22 Level will progressively increase to approximately 600 tonnes of ore per day. This production will be in addition to the continued target production from other areas of Blanket mine of 1,300 tonnes of ore per day from early 2015.

Outlook

Blanket exceeded its targeted annual production of 40,000oz in 2012 by 14%. The 2013 target of 40,000 is expected to be sustained as a result of improvements in the underground mining systems and ongoing mine development. Gold production for the first two months of 2013 was at the targeted level.

The surplus capacity of the Blanket leach section and crushing and milling plant enables it to immediately treat additional feed material from the Blanket underground and from the GG and Mascot Project Area mines if the planned exploration and development work is successful and if any resultant ore is compatible with Blanket’s existing metallurgical process. With the planned increase in crushing and milling rates to approximately 3,000tpd, the Blanket metallurgical plant could treat its planned increase in production from the Blanket areas above and below the 22 level and from its satellite projects if they become ore producers.

There is upward pressure on costs, taxes and regulatory fees in Zimbabwe. Nevertheless, Blanket has surplus metallurgical plant capacity and is sufficiently cash generative so that it can invest in projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced.

EXPLORATION AND PROJECT DEVELOPMENT

Caledonia Mining Corporation

Base Metals

Copper and Cobalt Base Metals

Nama Project – Zambia

Caledonia holds four, contiguous large scale mining licenses covering approximately 800 square kilometres on the Zambian Copperbelt. The northern boundary of Caledonia’s licenced area is the Democratic Republic of Congo border and the eastern boundary abuts the Lubambe mining licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine has recently been commissioned.

The 2011 drilling programme, which comprised 5,352m over five holes, identified an apparently contiguous zone of mineralisation.

Phase 1 of the 2012 work programme commenced in March 2012 and consisted of six holes comprising approximately 2,400m of drilling with the objective of identifying a continuation towards surface of the mineralized zone identified in 2011. This phase of the work programme was extended into Phase 2 with the objectives of identifying extensions of this mineralised zone and increasing the confidence level of the information on this mineralised zone. The 2012 total drilling programme comprised 10,903m over 20 holes.

Preliminary Results of the 2012 Drilling Programme

Caledonia believes, based on results achieved to date, that the 2012 drilling programme has confirmed the existence of a mineralised copper zone of substantially greater extent than first identified in 2011. The in-fill drilling has established that the mineralised zone is locally disturbed by breccia zones and fold structures which have resulted in some geological losses and local duplication of mineralization. In-fill drilling on the north-eastern and north-western limits of the target area also identified that the grade and thickness of the mineralised zone has decreased in those areas. The full extent of these disruptions, which will only be finally established and quantified once the detailed drilling currently underway is complete, are not anticipated to have a major impact on the quantum of the resource.

2013 Drilling Programme

Caledonia’s Board has authorised a program of percussion drilling to be undertaken on the identified zone in the 2nd quarter of 2013 to improve resource definition close to surface and to establish whether there is potential for an open-pit operation. Caledonia expects to issue a NI 43-101 compliant copper resource statement by June 30, 2013 and a pre-feasibility study by the end of 2013 on the possible mining of any economic near-surface oxide material.

Caledonia’s Board has also approved approximately 2,400m of diamond drilling to be carried out on additional zones of mineralisation that have been identified to the immediate west and south of the mineralised zone that could extend the copper resource both at surface and possibly at depth. A further 5,000m of diamond drilling will be commenced when the work described above has been completed on a broad copper geochemical anomaly which has been identified further to the west of the identified zone.

The budgeted cost of the 2013 exploration programme, the preparation of the NI 43-101 resource report and the feasibility study is approximately US$2.2 million, which will be funded from Caledonia’s cash on hand.

Status of the Nama Licences

On September 24, 2012 Caledonia announced that, following discussions with the Zambian Mines Development Department (the “Department”), Caledonia must comply with certain conditions to continue to hold the Nama Licences. These conditions include, inter alia:

•	the commencement of cobalt production by June 30, 2013;
•	the submission of an updated copper sulphide mineral resource and reserve statement and associated feasibility study and program of operations by June 30, 2013; and
•	the commencement of copper sulphide resource exploitation by March 31, 2015.

Further discussions have been held with the Department to clarify the precise terms of certain of these conditions. Caledonia intends to comply with these conditions and believes that its proposed course of action will do so.

Caledonia Mining Corporation

Nama Cobalt Project, Zambia

Caledonia has undertaken to commence cobalt production by June 30 2013. Accordingly, Caledonia has submitted a proposal to the Zambian Mines Development Department for a cobalt mining operation on the following basis:

•         Identified resource to be mined: approximately 2 million tonnes grading approximately 0.2% cobalt and 0.1% copper;

•        Phase 1: mining at a target rate of approximately 30,000 tonnes per month to produce cobalt oxide concentrate using gravity separation;

•        Phase 2: mining at a target rate of approximately 60,000 tonnes per month to produce cobalt hydroxide using hydrometallurgical processing; and

•        The estimated capital investment to achieve mine start-up and to complete phase 1 is approximately US$1.1million.

Gold

Zimbabwe Exploration

The Corporation’s primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in sections 6.5 and 6.6. Other than at Blanket Mine itself, Blanket’s current exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt total 78 claims, including a small number under option, covering an area of about 2,500 hectares. Blanket’s main exploration efforts on its satellite properties are focused at this stage on the GG prospect, the Mascot Project and Eagle Vulture which are believed to have the greatest potential of success and which are both within an economic trucking distance of the Blanket plant.

Depending on the successful outcome of exploration work and mining development, it is intended that economic ore extracted from GG and the Mascot Project Area would be trucked to the Blanket plant for processing. The Blanket Mine metallurgical plant has existing surplus treatment capacity and when the planned crushing and milling plant extensions have been completed, could handle up to an additional 900 tonnes per day of ore from Blanket underground and successful exploration project areas.

The protection of non-producing claims is the subject of ongoing discussions as the claim protection fees have been dramatically increased and the economic feasibility of protecting all claims is being assessed.

GG Project

The GG project was previously the site of small-scale surface workings and is located approximately 7km south east of Blanket Mine.

Drilling programs were carried out at GG over the past eight years included seventeen diamond-cored holes that were drilled amounting to 4,751 metres of drilling. Two zones of potentially economic gold mineralisation have been established down to a depth of approximately 200 metres, each with an estimated strike length of approximately 150 metres.

Work commenced on sinking a 3m by 2m shaft in the 3rd quarter of 2012 and as at March 18, 2013 the shaft had reached a depth of 90m and work on excavating the 90m level station had commenced. Once this has been completed the shaft will continue to be sunk to its target depth of 120m below surface and a station cut at this level. During shaft sinking operations, the shaft encountered a mineralized quartz shear with a near vertical orientation. As the shaft sinking extended below 40m, this quartz shear swelled and occupied the full width of the shaft. This zone of mineralisation has persisted down to 60m and on assay returned an average grade of 6.0g/t gold. The sulphide intensity of this mineralised shear exposed by the shaft between the 60m and 90m levels appear to have weakened but the shear structure remains intact. Underground diamond drilling will be undertaken to evaluate the mineralisation of this structure.

Horizontal development has commenced on the 60m level, short side excavations from the main haulage drive (“cubbies”) have been made to allow for diamond drilling of the identified mineralised zones. To date, four holes, totalling 400 metres have been drilled to investigate the North Main Shear and three of these holes have intersected mineralization with averaged grades and thicknesses of about 4g/t over about 2 metres. Further diamond drilling is in progress to allow for a better understanding of the geometry of the identified zones. A total of 3,000m of diamond drilling is planned from these three development levels during 2013.

Investment in the GG project to date has been US$626,000 which has been funded from Blanket’s internal cash flows.

Caledonia Mining Corporation

Mascot Project Area

The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) which extend down to various depths of up to 450 metres. These shafts and other infrastructure need extensive rehabilitation. Production at these shafts ceased decades ago due to a combination of political difficulties and the limitations of the technology that was then available. Blanket Mine Management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably for a period of time, and not just at the prevailing high gold price. Priority has been given to the rehabilitation and installation of infrastructure at Mascot and Eagle Vulture shafts. Work at Penzance has been deferred pending completion of work and underground development at Eagle Vulture and Mascot.

Mascot

Mascot was previously mined down to approximately 300 metres, exploiting an ore body which narrowed continuously with depth. The decrease in the extent of the mined out ore at depth is thought to have been the result of limitations on mining localised low ore grades and thereby not exposing the full extent of the mineralized zone. Previous drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one on either side of the mined out area.

During the 2nd quarter of 2012, following the installation of the ZESA electricity connection, surface infrastructure was installed (headgear, winder house and winder, electricity substation and reticulation, and a 1,000cfm air compressor) and the shaft was re-accessed down to the 120 metre level below surface and found to be in reasonably good condition.

During the 3rd quarter of 2012 work focussed on re-equipping the shaft: rope guides were installed down to 120metres, the ladder-ways and all station platforms were installed and the installation of air, water and pump lines is 90% complete at 21st February 2013.

Underground lateral development commenced in November 2012 simultaneously on 1 and 2 levels towards the two new mineralised zones which had been identified by Blanket’s previous surface drilling. A total of 70 metres has been advanced from the shaft in both easterly and westerly directions. It is hoped that if the gold grades of the exposed mineralized zones prove to be economic that ore from Mascot could be trucked to the main Blanket plant in commencing in late 2013.

Investment to date at Mascot has been U$$338,000, which has been funded from Blanket’s internal cash flows.

Eagle Vulture

The Eagle Vulture mine was previously mined down to approximately 100 metres below surface and is the most developed property at the Mascot Project Area. It is a “pinch and swell” ore-zone structure characterized by a cherty quartz vein. The main shaft has been refurbished down to the shaft bottom (70 metres depth) and development work to date 120 metres of development in both easterly and westerly directions towards the ore-zone strike extremities has been completed. The development plan at Eagle Vulture is to advance through waste material towards a mineralised zone that has been identified by surface drilling.

Investment to date at Eagle Vulture has been US$139,000, which has been funded from Blanket’s internal cash flows.

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

(C)	Organizational Structure - Subsidiaries

Ownership interest at December 31
	Country of incorporation	2012	2011	2010
Significant subsidiaries		%	%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100	100
Caledonia Mining Services Limited	Zimbabwe	100	100	100
Caledonia Kadola Limited	Zambia	100	100	100
Caledonia Mining (Zambia) Limited	Zambia	100	100	100
Caledonia Nama Limited	Zambia	100	100	100
Caledonia Western Limited	Zambia	100	100	100
Dunhill Enterprises Inc.	Panama	100	100	100
Eersteling Gold Mining Corporation Limited	South Africa	100	100	100
Fintona Investments (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services Limited	United Kingdom	100	-	-
Maid O’ Mist (Pty) Ltd	South Africa	100	100	100
Mapochs Exploration (Pty) Ltd	South Africa	100	100	100
Caledonia Holdings (Africa) Limited	Barbados	100	100	100
Blanket (Barbados) Holdings Limited	Barbados	100	100	100
Blanket Mine (1983) (Private) Limited	Zimbabwe	49(1)	100	100

(1)	Refer to page 8 explanation on indigenisation of Blanket mine

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

Caledonia Mining Corporation

(b) Zimbabwe:

The Blanket Mine, in Zimbabwe, which the Company indirectly owns 49% of through its ownership of 49% of the shares of Blanket Mine (1983) (Private) Limited, the owner and operator of the Mine. It is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the Mine.

5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A Operational Highlights

•       11,821oz of gold were produced during Q4, a 12% increase in gold production on Q4 2011 (the “comparable quarter”) of 10,533oz and an 8% decrease on Blanket’s record quarterly gold production in Q3 2012 (the “preceding quarter”) of 12,918oz. Gold production was lower than the preceding quarter as the mined ore gold grade returned towards the planned long term mine reserve grade average of 3.84g/t. The gold production of 11,821oz achieved in Q4 was 18% higher than the targeted production of 10,000oz/quarter.

•	Gold production for the 12 months to December 31, 2012 was 45,465oz, a 27% increase over the gold production in the 12 months to December 31, 2011 (35,826oz). Gold production for 2012 is a new annual production record for Blanket since it commenced operations in 1906.
•	Blanket’s cash operating costs in Q4 increased to US$554 per ounce of gold produced compared to US$508 in the preceding quarter and US$521 in the comparable quarter. The increase in costs in the Quarter was due to the reduced production compared to the previous quarter and the higher labour and consumable costs incurred in the Quarter.
•	Blanket’s cash operating costs for the Year were US$571 per ounce compared to US$581 in 2011. The reduction in costs was due primarily to increased production which offset increases in input costs.
•	All-inclusive costs per ounce of gold produced for the Quarter (i.e. including sustaining capital investment and general and administrative expenses) were US$741/oz compared to US$669/oz in the preceding quarter and US$752/oz. in the comparable quarter.
•	All-inclusive costs for the year 2012 were US$759/oz compared to US$895/oz in 2011, the reduction being largely due to the higher level of production in 2012 than 2011 which meant that fixed costs were spread over more ounces of gold produced.

Financial Highlights

•	Gold Sales during Q4 were 10,337oz at an average sales price of US$1,703/oz compared to 12,918oz at an average sales price of US$1,664/oz in the preceding quarter and 9,329oz at an average sales price of US$1,681/oz in the comparable quarter.

•	Gold Sales for the 2012 Year were 45,181oz at an average sales price of US$1,666oz compared to 35,504oz at an average sales price of US$1,577/oz in 2011.
•	Gross profit (i.e. after depreciation and amortization but before administrative expenses) for Q4 was $9,250,000 compared to $12,602,000 in the preceding quarter and $9,012,000 in the comparative quarter.
•	Gross profit for the Year increased by 41% to $40,915,000 (2011: $29,115,000).
•	Net profit after tax for Q4 attributable to Caledonia shareholders was $3,353,000 compared to a loss of $7,240,000 in the preceding quarter and a profit of $1,369,000 in the comparable quarter.
•	Net profit after tax for the Year attributable to Caledonia shareholders was $8,720,000 compared to $12,130,000 in 2011.
•	Net profit for 2012 and the net loss for the preceding quarter was after a non-cash, non-recurring charge of $14,569,000 for share based payments of which $14,161,000 was due to the sale of 41% of Blanket to Indigenous Zimbabweans, for which Blanket provided facilitation loans, and for the donation of 10% of Blanket to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of the Indigenisation Agreements signed by Blanket Mine. Further explanation of the basis of this charge is set out in Note 5 to the Consolidated Financial Statements.
•	At December 31, 2012, the Company had cash and cash equivalents of $27,942,000 compared to $24,615,000 at September 30, 2012, and $9,686,000 at December 31, 2011.
•	Cash flow from operations in 2012 before capital investment was $29,721,000 (2011: $17,428,000).
21

Caledonia Mining Corporation

•	During Q4 Blanket made payments to the community and payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$5,931,000 compared to US$8,474,000 in the preceding quarter, and US$5,024,000 in the comparative quarter. The total of such payments in 2012 was $23,985,000 (2011: $13,920,000).

Indigenisation

•	Transactions that implemented the Indigenisation of Blanket were completed on September 5th 2012. Following completion of these transactions Caledonia now owns 49% of Blanket.
•	Caledonia has received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.
•	As an indigenised entity, Blanket can now develop and is now implementing its long term growth strategy. The recently re-constituted Blanket board, which includes representatives of the Indigenous Zimbabwean shareholders, approved a capital investment programme for 2013 and a 4 year growth strategy for 2014 to 2017. This investment programme, which was endorsed by the Caledonia Board, is estimated at US$37m, will be funded from Blanket’s internally generated cash, and is expected to result in progressive increases in gold production to approximately 76koz in 2016.

Exploration Highlights.

•	The 2012 drilling programme at the Company’s 100% owned Nama Base Metals Projects in Zambia, comprised 10,903m over 20 holes and confirmed the existence of a copper-bearing mineralised zone. Shallow drilling will be undertaken on the identified zone to improve resource definition. Initial exploration work will also be carried out on additional zones of mineralisation that have been identified to the west and south of the mineralised zone. Caledonia expects to issue a NI 43-101 compliant copper resource statement by June 30, 2013 and a preliminary feasibility study by the end of 2013, on the possible mining of near-surface copper oxide material.

Corporate Highlights

•	On January 24, 2013 a Special Meeting of the Caledonia Shareholders passed special resolutions approving a reduction of Stated Capital of Caledonia’s common shares by $140m and approving the consolidation of Caledonia’s issued and outstanding common shares on the basis of one (1) post-consolidation common share for every ten (10) common shares currently issued. Pursuant to these resolutions being passed:
o	on February 22, 2013 Caledonia paid its initial dividend of one-half Canadian cent ($0.005) per pre-consolidation share; and
o	the share consolidation took effect on April 13th 2013.

Dividend Policy

•	The Caledonia Board will assess further dividend payments at least annually in light of Caledonia’s financial performance and financial resources at that time. However, Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance.

	As at December 31, 2012	As at December 31, 2011
	$000	$000
Issued common shares	197,137	196,163
Reserves	13,677	2,273
Deficit	(153,399)	(158,422)
Equity attributable to shareholders	57,415	40,014
Non-controlling interest	(1,796)	-
Total equity	55,619	40,014

B. Trend Information

With the completion of the No. 4 Shaft expansion project, annual gold production increased from the 2011 level of 35,826 ounces to 45,464 ounces during 2012. It is anticipated that the employee headcount will increase to approximately 820 employees in 2013. The productions costs per ounce are therefore expected to reduce at above the 40,000 ounce production level as the fixed employment costs are amortized over higher monthly production volumes.

The Company does not have a hedging programme.

Caledonia Mining Corporation

6. INVESTING

During the Quarter Caledonia invested $2,996,000 ($1,017,000 – 2011) in property, plant and equipment including mineral properties. Of the amount invested $1,775,000 ($859,000 – 2011) was spent at Nama and $1,207,000 ($108,000 – 2011) at Blanket and its satellite properties.

During the 2012 Caledonia invested $7,909,000 ($8,528,000 – 2011) in property, plant and equipment including mineral properties. Of the amount invested $3,614,000 ($2,709,000 – 2011) was spent at Nama and $4,280,000 ($5,769,000 – 2011) at Blanket, and its satellite properties.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. During 2012, share options for 13,912,500 options were exercised raising $974,000. No other equity fundraising took place in 2012 and none is currently planned. Blanket’s unsecured US$2.5 million loan facility in Zimbabwe has been renewed until November 2013 at an interest rate of 8% above the 30-day LIBOR rate. It is unsecured, is renewable and repayable on demand. At December 31, 2012 this facility was undrawn due to the receipt of a payment from Rand Refineries in respect of gold sales.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of the sources and uses of Caledonia’s cash is set out the Consolidated Statement of Cash Flows set out in Section 4. As of December 31, 2012, Caledonia had a working capital surplus of $26,014,000 ($13,593,000 as at December 31, 2011). As of December 31, 2012, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated present value cost of $1,015,000 (2011: $1,785,000). The South African rehabilitation trust held $175,000 on cash deposit as at December 31, 2012.

It is intended that all of the capital investment which will be required to fund the planned growth and development at Blanket over the next four years will be funded by Blanket’s internal cash flows. Caledonia has sufficient cash on hand to fund all of the authorised 2013 investment required at the Nama project.

9. OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

10. CONTRACTUAL OBLIGATIONS

	Payments due by Period – in thousands of Canadian Dollars
	Within 1 Year	1-3 years	3-5 years	More than 5 years	Total
Short term debt	-	-	-	-	-
Trade and other payables	5,775,000	-	-	-	5,775,000
Zimbabwe advance dividends payable	1,987,000	-	-	-	1,987,000
Asset retirement obligations	-	-	-	1,015,000	1,015,000

11. RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions:

	2012	2011
	$’000	$’000
Management fees, bonuses and expense allowances paid or accrued to a company which provides the services of the Corporation’s President	704	588
Rent paid to a company owned by members of the President’s family	43	48
Legal fees paid to a law firm where a Director is a partner	111	97
Other fees paid to Directors	215	145

Caledonia Mining Corporation

Legal fees were paid on an arms’ length commercial basis to Tupper, Jonsson & Yeadon in respect of legal services. Other fees paid to directors were in respect of their contractual remuneration.

Caledonia has a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian corporation, for management services provided by the President. Caledonia is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs. The President has no ownership or control of any securities of Epicure, to the knowledge of Caledonia, Epicure holds no shares of Caledonia.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.

12 CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, exploration and evaluation expenditure, titles to mineral property interests, impairments, share based payments, functional currency determination and future tax liabilities. Discussion of the bases on which these judgements have been made is set in note 3 to the Consolidated Financial Statement. As significant impairment provisions have already been made against certain assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia. The asset retirement obligations are also considered to be estimated with a reasonable degree of certainty. An independent review of the asset retirement obligation estimation for Blanket was last carried out in December 2012. The current cost estimation of $1,600,000 was inflated by 5-6% per annum for the expected life of mine and then discounted back to current value at 15% which is the current borrowing costs attributable to Blanket. The estimations are accreted annually and any change in circumstances is considered unlikely to have a material impact on the results of Caledonia or its operations

Recently issued accounting pronouncements issued and not yet effective.

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective. Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

Standard/Interpretation		Effective date*
IFRS 9	Financial Instruments	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 1 amendments	Presentation of Financial Statements	July 1, 2012
IAS 19 amendments	Employee Benefits	January 1, 2013
IAS 32 & IFRS 7 amendments	Financial Instruments: Presentation & Financial Instruments: Disclosures	1 January 1, 2014 and January 1, 2013 respectively
IFRIC 20	Stripping Cost in the Production Phase of a Surface Mine	January 1, 2013
Annual Improvements 2009-2011 cycle	Various IFRSs	January 1, 2013

* Annual periods beginning on or after

Caledonia Mining Corporation

IFRS 9 Financial Instruments

IFRS 9 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2015. The standard will be applied retrospectively, subject to transitional provisions.

The standard supersedes the existing IAS 39 classification and measurement guidance on financial assets and financial liabilities. It effectively eliminates the categories of held to maturity, available for sale and loans and receivables for financial assets.

Financial assets will be measured at amortised cost or fair value based on an assessment of the business model in which they are held and the characteristics of each instrument. The guidance for the classification and measurement of financial liabilities remains mostly unchanged.

The guidance on the derecognition of financial instruments and how to measure fair value remains unchanged from IAS 39.

The standard eliminates the need to separate embedded derivatives from financial asset host contracts within the scope of IFRS 9. This simplification does not apply for other host contracts.

It remains possible in certain circumstances to designate financial assets or liabilities as at fair value through profit or loss.

There is a proposal to amend IFRS 9 in respect of any available for sale investments which are not held for trading, to allow IFRS 9 to permit an irrevocable choice to account for the fair value movements on these assets as either in other comprehensive income (OCI) or in profit or loss. If available for sale investments fair value measurements are recognised in OCI, they should not be recycled to profit or loss. Reclassification to retained earnings is permitted.

There may be an impact on the Group’s statement of financial position and statement of comprehensive income resulting from the new guidance on financial instruments. Management continues to monitor the development of the new standards on financial instruments and the potential impact the new standards may have as the date of adoption draws closer.

IFRS 10 Consolidated Financial Statements

IFRS 10 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013. The standard will be applied retrospectively if there is a change in the control conclusion between IAS 27/SIC 12 and IFRS 10.

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

Management has assessed control over the following entities under IFRS 10 at 31 December 2012 in relation to the Zimbabwe Indigenisation Transaction as set out in note 5. Based on this assessment, the following entities would continue to be consolidated by the Group under IFRS 10:

•	Blanket Mine (1983) (Private) Limited
•	Blanket Employee Trust Services (Private) Limited (BETS)
•	Blanket Mine Employee Trust (Employee Trust)

It was also concluded that the Group would not consolidate the Gwanda Community Share Ownership Trust under IFRS 10.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

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
25

Caledonia Mining Corporation

The adoption of the new standard will increase the level of disclosure provided for the Group’s interests in subsidiaries and structured entities (both consolidated and unconsolidated).

IFRS 13 Fair Value Measurement

IFRS 13 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013. The standard will be applied prospectively and comparatives will not be restated.

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

IFRS 13 may impact the Group’s financial instruments at initial recognition as well as those measured at fair value subsequently. However, limited impact is expected from subsequent fair value measurement as the Group does not currently hold any material financial instruments measured at fair value. Further impacts may result from impairment calculations where fair value less cost to sell is calculated.

Amendments to IAS 1 Presentation of Financial Statements

The amendments to IAS 1 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

The Group will present those items of other comprehensive income that may be reclassified to profit or loss in the future separately from those that would never be reclassified to profit or loss. The related tax effects for the two sub-categories will be shown separately.

This is a change in presentation and will have no impact on the recognition or measurement of items in the consolidated financial statements.

This amendment will be applied retrospectively and the comparative information will be restated.

Amendments to IAS 19 Employee Benefits

The amendments to IAS 19 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

The amendment changes the definitions of short-term employee benefits and other long term employee benefits so that the distinction between the two will depend on when the entity expects the benefit to be wholly settled.

The amended definitions state that a benefit is short-term when it is expected to be settled wholly within twelve months after the annual reporting period in which the employees render the related service. If this is not the case, then it is accounted for as other long-term employee benefit.

The classification of employee benefits as short-term or other long term employee benefits impacts the measurement of the related liability. The requirements to classify the related liability as current or non-current has not changed.

Further amendments relate to defined benefit plans which is not expected to have an impact on the Group as there are currently no defined benefit plans.

The impact of the amendments to IAS 19 on the classification of short-term employee benefits has not yet been determined.

Amendments to IAS 32 Financial Instruments: Presentation and IFRS 7: Financial Instruments: Disclosures

The amendments to IAS 32 and IFRS 7 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2014 and December 31, 2013 respectively.

An entity may offset financial assets and financial liabilities when it currently has a legally enforceable right to set off the recognised amounts. IAS 32 previously did not provide guidance on what was meant by “currently has a legally enforceable right to set off”. The amendment provides guidance in IAS 32 to clarify the criteria.

The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is:

Caledonia Mining Corporation

•	Not contingent on a future event; and
•	Enforceable in all of the following circumstances:
•	The normal course of business;
•	The event of default;
•	The event of insolvency or bankruptcy.

IFRS 7 disclosure requirements have been amended so that the IASB and the US Financial Accounting Standards Board will have common disclosure requirements.

The amendment’s impact is limited to presentation and disclosure and will not impact recognition and measurement of financial instruments of the Group.

IFRIC 20 Stripping Cost in the Production Phase of a Surface Mine

IFRIC 20 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

IFRIC 20 applies to entities that incur waste removal cost in a surface mining activity during the production phase of a mine and addresses the following:

•	initial recognition of production stripping costs as an asset;
•	the initial measurement of stripping activity asset; and
•	subsequent measurement of stripping activity asset.
•	Waste removal in the production phase of a mine may result in the following benefits:
•	improved access to ore; and
•	inventory produced.

If the benefit is in the form of inventory produced, the attributable cost will be recognised as cost of production of inventory. If the benefit is to improve access to the ore, a non-current asset will be recognised.

When the costs relating to improved access to ore (e.g. a stripping activity asset) and the costs of the inventory produced are not separately identifiable, production stripping costs are allocated between the stripping activity asset and inventory using a relevant production measure (e.g., actual vs. expected cost of inventory produced, actual vs. expected volume of waste extracted and actual vs. expected mineral content of ore extracted).

Depreciation or amortisation needs to be recognised on a systematic basis over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

The Group currently has an underground mine, Blanket Mine, which is in the production phase. Stripping costs incurred on Blanket Mine are outside the scope of IFRIC 20.

IFRIC 20 may impact the Nama Cobalt and Copper Projects in Zambia (Nama Project) once the mines moves into the production stage as the mines may have surface mining activities. The impact of IFRIC 20 on the Nama Project has not yet been determined.

Annual Improvements 2009-2011 cycle

The annual improvements consist of amendments to existing IFRSs to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. Amendments are made through the annual improvements process when the amendment is considered non-urgent but necessary.

Management does not expect that any of these amendments will impact the recognition or measurement of amounts disclosed in the consolidated financial statements. The impact of these improvements on presentation and disclosure has not yet been determined.

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

Caledonia Mining Corporation

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

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities and the amount of shareholders’ equity.

As noted below, the Group has certain financial assets and liabilities denominated in foreign currencies. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short‐term liquidity requirements.

Below is a summary of the assets and liabilities denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in US dollars or South African rand.

	2012	2011
	$	$
Cash and cash equivalents	26,451	9,210
Bank overdraft	-	(430)
Trade and other receivables	1,687	3,474
Trade and other payables	(4,858)	(3,413)
Zimbabwe advance dividend accrual	(1,987)	-

(b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe. The Group’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

In the monetary policy statement announced by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. The Bond plus accrued interest is guaranteed by RBZ on maturity. Blanket Mine has been unable to sell the Bond at an acceptable discount rate and the RBZ did not redeem the Bond on the initial maturity date nor any subsequently advised maturity dates. As a result of the uncertain redemption date and the lack of information coming from the RBZ, the Bond has been written down to nil whilst Blanket continues to retain legal ownership of the RBZ debt.

(c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Current gold sales are made to Rand Refineries in South Africa and the payment terms stipulated in the service delivery contract have been adhered to in all instances. (d) Liquidity Risk

Caledonia Mining Corporation

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

(e) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum,copper and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain key or high cost operating consumables can significantly impair the Corporation’s cash flows.

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

The Corporation’s capital includes shareholders’ equity, comprising issued common shares, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interest

The Corporation’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any asset retirement obligation and to pursue growth opportunities.

The corporation uses available cash resources to fund and maximize ongoing exploration efforts, the Corporation has paid a maiden dividend and declared a further dividend based on its available cash resources..

15.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A	Directors and Senior Management

A brief profile of each of the Directors and the senior management is given below:

Carl Jonsson, LL B Chairman, Director, Secretary and legal adviser to Caledonia

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

Christopher Harvey, LRIC, HNC (Chem.), Director

A Chemistry graduate from Wigan Mining College, Mr. Harvey has spent his career in the international mineral processing industry. Prior to immigrating to Canada in 1987 he worked for the Anglo American Group in a number of senior metallurgical positions. These included projects associated with gold and copper/cobalt production, gold, uranium and sulfuric acid production. Mr. Harvey joined Doelcam, a predecessor company of Caledonia in 1989 as Vice-President Operations and was responsible for a number of property evaluations in several countries. He was appointed Senior Vice President of Caledonia at its inception in 1992 and has been a Director since 1993. He has since held a number of senior positions within the company and was the company's Technical Director until December 2005 when he retired. He continues as a Director of Caledonia. From late 1996 to the end of September 1998, Mr. Harvey was seconded to Filon Sur in Spain for the construction, commissioning and ongoing operation of the expansion to the heap‑leach expansion project. He has also coordinated metallurgical studies for most of the company's projects, such as the Nama copper/cobalt project, the Eureka copper/gold project and the Kadola copper project in Zambia, Barbrook gold mine refractory gold recovery project and the provisional Rooipoort platinum project in South Africa and the Cononish gold project in Scotland. As noted above, Mr. Harvey resigned as a Director April 15, 2013 – but will continue to provide the Group with technical advice for the period ending April 15, 2014.

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

Caledonia Mining Corporation

Leigh Wilson - Director

Mr. Leigh Alan Wilson has an international business and financial services background having served in senior executive and management positions with Union Bank of Switzerland (Securities) Ltd. in London and with the Paribas Group in Paris and New York where he served as CEO of Paribas North America between 1984 and 1990.

Mr. Wilson has served on the Victory Fund Board since 1993 and currently serves as Independent Chairman of its Board of Trustees. The Victory Funds are a US $7 billion mutual fund complex.

Mr Wilson is also the Chief Executive Officer of New Century Home Health Care Inc., a role he has held since 1995. In March 2006, Mr. Wilson received the Mutual Fund Trustee of the Year Award from Institutional Investor Magazine.

Between March 2008 and October 2008, Mr. Wilson was an Independent Non-Executive Director of Caledonia.

John Kelly - Director

Mr. John Lawson Kelly has over 30 years of experience in the financial services industry in the U.S.A and international markets including emerging markets in Asia. He is registered with the Financial Industry Regulatory Authority of the U.S.A. as a General Securities Principal.

Mr. Kelly is currently the Chief Operating Officer of Liquidnet Holdings, Inc. and a director of the AmeriCares Foundation.

Within the last five years Mr. Kelly has been a managing director of JL Thornton & Co, LLC and CrossRoad LLC and he has also been an Independent Trustee of The Victory Funds.

Richard Patricio – Director

Mr. Richard Patricio is Vice President Legal and Corporate Affairs at Pinetree Capital Ltd. ("Pinetree"), a Toronto-based resource-specialist investor and long-standing shareholder in Caledonia. Pinetree holds approximately 10.1% of the issued shares of Caledonia.Mr. Patricio currently holds directorships with several Canada-based publicly quoted resource companies. He previously practiced law at Osler Hoskin & Harcourt LLP in Toronto, and worked as in-house General Counsel for Teknion Corporation. Mr Patricio is also currently Vice-Pesident Corporate & Legal Affars of Mega Uranium Ltd. and Brownstone Ventures Inc.

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

Caledonia Mining Corporation

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B.     Compensation

The amount of compensation paid, and benefits in kind granted to Caledonia’s directors who are also senior management is given under the "Summary Compensation Table" in the 2012 Information Circular attached as Exhibit # 14b, incorporated herein by reference.

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

Details concerning Caledonia’s Board Composition, Audit, Compensation, Nominating, Disclosure and Corporate Governance committees are given in the 2012 Information Circular attached as Exhibit #14b.

The following persons comprise the following committees:

Audit	Compensation	Governance	Nominating	Disclosure
R W Babensee	R W Babensee	S E Hayden	S E Hayden	S E Hayden
F C Harvey	C Jonsson	C Jonsson	C Jonsson	C Jonsson
J Johnstone				S R Curtis
L Wilson
J Kelly

Technical	Strategic
S E Hayden	S E Hayden
F C Harvey	L Wilson
J Johnstone	J Kelly
T Pearton	S R Curtis
R Patricio
M Learmonth

Terms of reference of the Audit Committee are given in the Charter of the Audit Committee. The Charters of Company Committees are available on the Company’s website or, on request, from the Company’s offices listed in Section 4A of this report.

Caledonia Mining Corporation

D     Employees – of Caledonia and its subsidiaries

The average, approximate number of employees, their categories and geographic location for each of the last 5 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location etc.	2008	2009	2010	2011	2012
Total Employees
South Africa (African Office)	9	8	10	10	10
Zimbabwe – approx.(i)	500	750	794	856	860
South Africa (Mine Security and Operations and Exploration)	-	2	1	1	1
Zambia (Head Office and Security)	8	8	8	8	8
Total Employees at all Locations	517	768	813	875	879

(i) the number of employees in Zimbabwe varies slightly from month-to-month.

Management and Administration:
Employee Locations:	2008	2009	2010	2011	2012
Canada	-	-	-	-	-
Zimbabwe	4	9	30	30	32
South Africa (African Office)	7	7	7	7	7
South Africa (Exploration and Operations)	1	2	2	2	2
Zambia (Head Office and Security)	4	4	4	4	4
Total Management and Administration	15	22	43	43	45

E Share Ownership

(a) The direct and indirect shareholdings of the Company’s Directors and Officers as at April 20, 2013 were as follows:

Number of shares
S Hayden	10,380,000
C Jonsson	1,559,469

B Babensee	200,000
J Johnstone	400,000
S Curtis	2,700,000
M Learmonth	1,367,300

P. Patricio	Nil
J. Kelly	Nil
L. Wilson	42,300
T. Pearton	400,000

Total	17,049,069

Caledonia Mining Corporation

All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company. Their aggregate shareholdings amount to xxxx% of the Company's issued shares.

(b)	Share purchase options outstanding as of April 20, 2013:

Name	Exercise Price C$	Expiry Date	Number of Options
FC Harvey	0.09	31 August, 2017	400,000
FC Harvey	0.13	31, January, 2016	1,600,000
SE Hayden	0.13	31, January, 2016	3,000,000
SE Hayden	0.09	31 August, 2017	1,400,000
J Johnstone	0.09	31 August, 2017	400,000
J Johnstone	0.13	31, January, 2016	1,600,000
L Wilson	0.09	31 August, 2017	900,000
C Jonsson	0.09	31 August, 2017	400,000
C Jonsson	0.13	31, January, 2016	1,600,000
M Kater	0.09	31 August, 2017	30,000
M Kater	0.13	31, January, 2016	75,000
A Pearton	0.09	31 August, 2017	30,000
A Pearton	0.13	31, January, 2016	75,000
J Liswaniso	0.09	31 August, 2017	75,000
J Liswaniso	0.13	31, January, 2016	100,000
M Learmonth	0.09	31 August, 2017	890,200
M Learmonth	0.13	31, January, 2016	1,500,000
A Lawson	0.07	29 April, 2014	60,000
A Lawson	0.09	31 August, 2017	30,000
A Lawson	0.13	31, January, 2016	75,000
T Pearton	0.07	29 April ,2014	150,000
T Pearton	0.09	31 August, 2017	250,000
T Pearton	0.13	31, January, 2016	250,000
Dr P Maduna	0.13	31, January, 2016	100,000
SR Curtis	0.07	11 May, 2016	300,000
SR Curtis	0.09	31 August, 2017	1,200,000
SR Curtis	0.13	31, January, 2016	2,500,000
Caledonia Holdings Africa(1)	0.09	31 August, 2017	1,030,000
Caledonia Holdings Africa(1)	0.13	31, January, 2016	2,075,000
R Babensee	0.07	23 March, 2014	300,000
R Babensee	0.09	31 August, 2017	400,000
R Babensee	0.13	31, January, 2016	1,750,000
P Human	0.09	31 August, 2017	50,000
P Human	0.13	31, January, 2016	100,000
S Smith	0.13	31, January, 2016	60,000
S Smith	0.09	31 August, 2017	24,000
J Kelly	0.09	31 August, 2017	900,000
R Patricio	0.09	31 August, 2017	900,000
TOTAL			26,579,200

(1) The options granted to Caledonia Holdings (Africa) Limited – a subsidiary of Caledonia – are for the benefit of certain employees of a subsidiary of Caledonia.

16.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Significant shareholders

To the best of Caledonia's knowledge, as of December 31, 2012 there was one shareholder that beneficially owned, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia – being Pinetree Resource Partnership which is believed to own or control 53,000,000 (approx. 10.3%) shares of the Company

The only shares issued by Caledonia are common shares. All shareholders have the same voting rights as all other shareholders of Caledonia.

Caledonia Mining Corporation

To the best of the knowledge of Caledonia, based on information in its Share Register on April 28, 2013, the portion of the common shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Issued Shares
Canada	275,667,950	52.8
USA	224,919,700	43.2
Other	20,591,810	4.0

There are 1,255 recorded holders of the Company’s issued shares.

Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

The foregoing information in this paragraph 16 is based exclusively on information with respect to recorded shareholders in the Company’s shareholders register. The Company does not have actual information available as to who may be the beneficial owners of the Company’s issued shares and, specifically, does not know who are the beneficial owners of the shares registered in two large intermediaries.

B	Related party transactions

During 2012 the Company made payments pursuant to what are designated as related party transactions. Details are provided in Note 26 to the 2012 Annual Financial Statements attached as Exhibit 14.a
There were no loans outstanding as at December 31, 2012 to any Company directors, officers or employees.

C.	Change in Registrant’s Certifying Accountant

The audit committee of the board of directors of the Corporation conducted a review of the Corporation's audit requirements, and as a result of the review, the audit committee resolved to recommend changing the Company's auditors from BDO Canada LLP (“BDO”) to KPMG Inc.(“KPMG”) effective as of April 30, 2013. being the expiry of BDO's current appointment following the filing of the Corporation’s 2012 Form 20F. On March 19, 2013, the board of directors of the Corporation approved the recommendation of the audit committee described above. BDO has therefore not been proposed for reappointment at the Annual General Meeting of the shareholders which will be held May 28, 2013.

(i)	The report issued by BDO for the years ended December 31, 2011 and 2012 did not contain an adverse opinion nor a disclaimer opinion nor was qualified nor modified as to uncertainty, audit scope or accounting principles.

(ii)	During the two most recent reporting periods of December 31, 2011 and 2012 there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(iii)	During the most recent reporting period of December 31, 2012 KPMG consulted to the Company on the application of accounting principles relating to the indigenisation transaction of Blanket Mine whereby the Company disposed of 51% of the shareholding of Blanket Mine. The accounting principles determined to be appropriate are reflected in the annual financial statements for the Company for the year ended December 31, 2012.

(iv)	During the December 31, 2011 yearend KPMG consulted to the Company on the transition to IFRS accounting principles.

17.	FINANCIAL INFORMATION

A	Consolidated Statements and Other Financial Information
35

Caledonia Mining Corporation

Attached as Exhibit 14a is the 2012 audited Consolidated Annual Financial Statements of Caledonia, which are incorporated herein by reference.

The 2012 consolidated financial statements have been audited by BDO Canada LLP and comprise the following:

Independent Auditor’s Report

Statement of Comprehensive Income

Statement of Financial Position

Statement of Changes in Equity

Statement of Cash Flows

Notes to the consolidated financial statements

Caledonia has no significant ongoing legal or arbitration proceedings at December 31, 2012.

To the best knowledge of Caledonia, neither any of its directors or senior management or its affiliates is a party adverse to Caledonia or its subsidiaries, or has a material interest adverse to Caledonia or its subsidiaries.

The Company paid its first dividend on February 22, 2013.

18.	LISTINGS

Caledonia’s stock trades on the Toronto Stock Exchange under the symbol "CAL" on the NASDAQ Stock Exchange’s OTCQX under the symbol "CALVF" and since June 2005 on the AIM market in London, England under the symbol “CMCL”

The trading history is as follows:

(a)	5 Year Market Trading Record - for the following calendar years:

Stock Exchange	2008	2009	2010	2011	2012
TORONTO ($Cdn.)
High	0.20	0.095	0.17	0.145	0.12
Low	0.03	0.05	0.055	0.065	0.06
Volume (1000s)	119,534	99,885	77,420	37,313	47,486
NASDAQ/OTCQX(US$)
High	0.205	0.084	0.16	0.158	0.125
Low	0.03	0.045	0.052	0.063	0.054
Volume (1000s)	170,944	79,107	59,282	54,098	43,025
LONDON (UK pence)
High	10.0p	6.2p	9.5p	9.9p	8.5p
Low	2.5p	2.5p	3.5p	4.5p	4.38p
Volume (1000s)	2,099	1,031	1,068	6,579	9,840

(b)	2 Year Market Trading Record by Quarter for the last 8 quarters – ending March 31, 2013

Caledonia Mining Corporation

Stock Exchange	London AIM		TSE		NASDAQ
Share Price	High	Low	High	Low	High	Low
2011 – 2nd Qtr	8.75p	6.0p	$0.14	$0.09	$0.151	$0.101
2011 – 3rd Qtr	6.75p	5.5p	$0.11	$0.07	$0.118	$0.072
2011 – 4th Qtr	7.75p	4.75p	$0.13	$0.06	$0.121	$0.063
2012 – 1st Qtr	8.75p	5.88p	$0.13	$0.08	$0.125	$0.084
2012 – 2nd Qtr	6.25p	4.38p	$0.08	$0.06	$0.125	$0.084
2012 – 3rd Qtr	6.38p	4.62p	$0.10	$0.06	$0.11	$0.054
2012 – 4th Qtr	7.5p	5.88p	$0.10	$0.08	$0.112	$0.088
2013 – 1st Qtr	8.9p	6.0p	$0.14	$0.09	$0.145	$0.092

(c)	6 Month Market Trading Record by Month – October 2012 to March 2013

Stock Exchange	London AIM		TSE TSE		NASDAQ/OTCQX(1) TSE
Share Price	High	Low	High	Low	High	Low
October 2012	6.75p	6.25p	$0.09	$0.08	$0.107	$0.088
November 2012	7.50p	6.38p	$0.10	$0.08	$0.112	$0.093
December 2012	6.75p	5.88p	$0.09	$0.08	$0.105	$0.092
January 2013	8.88p	6.00p	$0.13	$0.09	$0.145	$0.092
February 2013	8.62p	8.12p	$0.13	$0.12	$0.140	$0.115
March 2013	8.25p	8.12p	$0.14	$0.12	$0.130	$0.109

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

Caledonia Mining Corporation

E	Documents on display

The documents referred to in this report are either attached as “Exhibits” to this report or can be viewed at Caledonia’s offices whose addresses are given in section 4 of this report – or can be viewed on the Company’s website.

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

a) Evaluation of disclosure controls and procedures. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2012. As required by Rule 13(a)-15 under the Exchange Act, in connection with this annual report on Form 20-F, under the direction of our Chief Executive Officer, we have evaluated our disclosure controls and procedures as of December 31, 2012, and we have concluded our disclosure controls and procedures were ineffective and that certain disclosable material weaknesses existed, as at December 31, 2012 as disclosed below.

Based on that evaluation the CEO and CFO have determined that the Company still has insufficient personnel to ensure appropriate segregation of duties within the Financial Reporting and Review Process. Specifically, the responsibilities assigned to the Company’s CFO include substantially all financial statement and note creation functions. As a result the Company engaged the services of KPMG to advise on the complex accounting principles relating to the indigenisation of Blanket Mine, whereby the Company sold 51% of the shares in Blanket to indigenous Zimbabwean groups as more fully described in Note 5 of the consolidated annual financial statements. No additional personnel in the Company, apart from the members of the Audit Committee, perform functions at a level of precision and involvement that would adequately prevent or detect material misstatements on a timely basis. As an additional result of the insufficient personnel the Company did not maintain formal policies and procedures regarding end-user computing control over the access to, completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process.

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

Caledonia Mining Corporation

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

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at December 31, 2012 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109. The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation has engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework. Prior to this engagement, management concluded that the following disclosable material weakness existed and still exist as at December 31, 2012.

Based on the above and having carried out a review of the independent consultants report on the effectiveness of the Corporation's internal controls over financial reporting, management concluded that our internal control over financial reporting was not effective as of December 31, 2012, due to the existence of material weakness as described in greater detail below.

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

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff to correct segregation of duties weakness and excessive workloads need to be addressed at this time. There have been no changes in the Corporation’s internal controls over financial reporting since the year ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

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

25A	Audit Committee Financial Expert

(a)	Caledonia’s Board of Directors has determined, as at April 20, 2013 that the five members of its Audit Committee are all financially literate and one of the members can be considered to be an expert.

(b)	The financial expert serving on the audit committee is Mr. Robert W. Babensee. Mr. Babensee and Messrs.J. Johnstone, J. Kelly and L. Wilson are all independent directors under the applicable rules.

25B	Code of Ethics

(a)	On April 8, 2004 the registrant’s Board of Directors adopted a code of ethics that applies to the registrant’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions.

(b)	The registrant has filed a copy of this code of ethics that applies to the registrant’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions. The code of ethics was filed as Exhibit 1 to the 2003 Form 20F Annual Report and is incorporated herein by reference. It has not been amended.

(c)	The text of this code of ethics has been posted on the Company.

(a)	The fees charged or estimated for the past two fiscal years for auditing and the other services by the Company’s auditors have been:

	2012 $-Cdn.	2011 $-Cdn.
Audit fees	261,000	255,790
Audit – related fees	125,100	70,500
Tax fees	4,900	-
All other fees	-	-
TOTAL	391,000	326,290

(b)	Prior to the start of the audit process, Caledonia’s Audit Committee receives an estimate of the costs, from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of
40

Caledonia Mining Corporation

the fees, the Audit Committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

25D	Exemptions from the Listing Standards for Audit Committees

Nil.

25E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the Company or any “affiliated purchaser“ of shares or other units of any class of theCompany’s equity securities that are registered by the Company pursuant to section 12 of the Exchange Act.

PART 3

26.	FINANCIAL STATEMENTS

The audited consolidated financial statements and related notes of Caledonia at December 31, 2012 and 2011 are attached as Exhibit 14a by reference.

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

14.a Caledonia Mining Corporation, 2012 Consolidated Annual Audited Financial Statements.

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

DATED at Johannesburg, South Africa, on the xxth day of April, 2013.

CALEDONIA MINING CORPORATION

Per: (Signed)	Stefan Hayden
President, Chief Executive Officer and Director

42

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

Date: April 29, 2013 (signed) S.E. Hayden

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

b.	Any, fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: April 29, 2013	(signed) Steven Curtis

Vice- President Finance and Chief
Financial Officer

Caledonia Mining Corporation

EXHIBIT #13

CALEDONIA MINING CORPORATION

Certifications Pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Caledonia Mining Corporation

Exhibit 13a

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Stefan E. Hayden, President and Chief Executive Officer of Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

By:	(signed) S. E. Hayden Stefan E. Hayden, President and Chief Executive Officer Caledonia Mining Corporation

Date:	April 29, 2013

A signed original of this written statement required by Section 906 has been provided by Stefan E. Hayden and will be retained by Caledonia Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Caledonia Mining Corporation (the “Company”) for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), that I, Steven Curtis, Vice President Finance and Chief Financial Officer of Caledonia , certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code 18 U.S.C.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1	The Report fully complies with the requirements of Rule 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

By: (signed) Steven Curtis

Steven Curtis, Vice President Finance and Chief Financial Officer

Caledonia Mining Corporation

Date:     April 29, 2013

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

Management have concluded that as a result of the relatively small size of the Company’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR. An internal audit department has been added to the administration department at Blanket Mine to enforce and test adherence to the ICFR.

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

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of five unrelated directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

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

The consolidated financial statements for the year ended December 31, 2012 were approved by the Board of Directors and signed on its behalf on March 26, 2013.

(Signed) S. E. Hayden	(Signed) S. R. Curtis
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

Caledonia Mining Corporation

INDEPENDENT AUDITOR'S REPORT

OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Caledonia Mining Corporation

We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of comprehensive income and (loss), changes in equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Caledonia Mining Corporation as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years ended December 31, 2012, 2011 and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) BDO Canada LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 26, 2013

Caledonia Mining Corporation

Consolidated statements of comprehensive income and (loss)
(In thousands of Canadian dollars except for earnings per share amounts)
For the years ended December 31,	Note	2012	2011	2010
		$	$	$

Revenue		75,221	55,705	22,388
Less: Royalty		(5,261)	(2,514)	(825)
Production costs	8	(25,653)	(21,093)	(12,617)
Depreciation		(3,392)	(2,983)	(2,586)
Gross profit		40,915	29,115	6,360

Administrative expenses	9	(4,055)	(3,351)	(2,807)
Share-based payment expense	20	(14,569)	(1,101)	(354)
Indigenisation expenses	5	(1,700)	(326)
Foreign exchange (loss)/gain		(4)	303	359
Impairment	13	(330)	(3,884)	-
Other (expenses)/income	10	-	-	(1,064)
Results from operating activities		20,257	20,756	2,494
Finance income	11	79	55	270
Finance cost	11	(160)	(217)	(267)
Net finance (costs)/income		(81)	(162)	3
Profit before income tax		20,176	20,594	2,497

Income and other tax expense	12	(12,818)	(8,464)	(1,042)
Profit for the year		7,358	12,130	1,455
Other comprehensive (loss)/income
Revaluation of investments to fair value		-	-	(45)
Foreign currency translation differences for foreign operations		(1,589)	265	(1,404)
Other comprehensive income for the year, net of income tax		(1,589)	265	(1,449)
Total comprehensive income for the year		5,769	12,395	6
Profit/(loss) attributable to:
Shareholders of the Company		8,720	12,130	1,455
Non-controlling interests		(1,362)	-	-
Profit for the year		7,358	12,130	1,455
Total comprehensive (loss)/income attributable to:
Shareholders of the Company		7,112	12,395	6
Non-controlling interests		(1,343)	-	-
Total comprehensive income for the year		5,769	12,395	6
Earnings per share
Basic earnings per share	18	0.0172	0.024	0.003
Diluted earnings per share		0.0172	0.024	0.003

Caledonia Mining Corporation

Consolidated statements of financial position
(In thousands of Canadian dollars)
		December 31,	December 31,
As at	Note	2012	2011
		$	$

Assets
Property, plant and equipment	13	36,471	33,918
Deferred tax asset	12	62	325
Total non-current assets		36,533	34,243

Inventories	14	5,508	4,482
Prepayments		126	334
Trade and other receivables	15	1,718	3,657
Cash and cash equivalents	16	27,942	9,686
Total current assets		35,294	18,159
Total assets		71,827	52,402

Equity and liabilities
Share capital	17	197,137	196,163
Reserves		13,677	2,273
Accumulated deficit		(153,399)	(158,422)
Equity attributable to shareholders		57,415	40,014
Non-controlling interest		(1,796)	-
Total equity		55,619	40,014

Liabilities
Provisions	21	1,015	1,785
Deferred tax liability	12	5,913	6,037
Total non-current liabilities		6,928	7,822

Trade and other payables	22	5,775	3,841
Zimbabwe advance dividend accrual	5	1,987	-
Income taxes payable		1,518	295
Bank overdraft	16	-	430
Total current liabilities		9,280	4,566
Total liabilities		16,208	12,388
Total equity and liabilities		71,827	52,402

On behalf of the Board:

“S.E. Hayden” Director

“Robert W. Babensee” Director

Caledonia Mining Corporation

Consolidated statements of changes in equity

(In thousands of Canadian dollars)

	Note	Share capital	Investment Revaluation Reserve	Translation reserve	Share based payment reserve	Accumulated deficit	Total	Non-controlling interest (NCI)	Total Equity
		$	$	$	$	$	$	$	$
Balance at January 1, 2010		196,125	50	-	1,952	(172,007)	26,120	-	26,120
Comprehensive income/(loss) for the year			(45)	(1,404)		1,455	6		6
Share-based compensation expense	20				354		354		354
Balance at December 31, 2010		196,125	5	(1,404)	2,306	(170,552)	26,480	-	26,480
Comprehensive income for the year				265		12,130	12,395		12,395
Shares issued		38					38		38
Share-based compensation expense	20				1,101		1,101		1,101
Balance at December 31, 2011		196,163	5	(1,139)	3,407	(158,422)	40,014	-	40,014
Comprehensive income for the year				(1,608)		8,720	7,112	(1,343)	5,769
Share-based compensation expense	20				408		408	-	408
Shares issued		974					974		974
Share-based expense on Indigenisation Transaction	5				11,867		11,867	2,294	14,161
Advance dividend paid to NCI								(5,707)	(5,707)
Changes in relative ownership interests in subsidiaries
Blanket Mine	5			737		(3,697)	(2,960)	2,960	-
Balance at December 31, 2012		197,137	5	(2,010)	15,682	(153,399)	57,415	(1,796)	55,619

Caledonia Mining Corporation

Consolidated statements of cash flows
(In thousands of Canadian dollars)
For the years ended December 31,	Note	2012	2011	2010
		$	$	$
Cash flows from operating activities
Profit for the year		7,358	12,130	1,455
Adjustments to reconcile net cash from operations	23	31,099	16,648	4,210
Changes in non-cash working capital	23	2,963	(3,183)	950
Interest received		79	-	-
Interest paid		(160)	(162)	(3)
Tax paid		(11,618)	(8,005)	(1)
Cash from operating activities		29,721	17,428	6,611

Cash flows from investing activities
Property, plant and equipment additions		(7,909)	(8,528)	(7,304)
Proceeds on sale of property, plant and equipment		38	-	51
Net cash used in investing activities		(7,871)	(8,528)	(7,253)

Cash flows from financing activities
Bank overdraft increase (decrease)		(430)	(317)	159
Advance dividend paid	5	(3,739)	-	-
Proceeds from the exercise of share options	17	974	38	-
Net cash from (used in) financing activities		(3,195)	(279)	159
Net increase/(decrease) in cash and cash equivalents		18,655	8,621	(483)
Cash and cash equivalents at beginning of year		9,686	1,145	1,622
Effect of exchange rate fluctuations on cash held		(399)	(80)	6
Cash and cash equivalents at year end	16	27,942	9,686	1,145

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

1         Reporting entity

Caledonia Mining Corporation is a company domiciled in Canada. The address of the Company’s registered office is Suite 1201, 67 Yonge Street, Toronto, Ontario M5E 1J8 Canada. The consolidated financial statements of the Company as at and for the year ended December 31, 2012 comprises the Company and its subsidiaries (together referred to as the “Group” or “Company” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2         Basis for preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorised for issue by the Board of Directors on March 26, 2013.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	available for sale financial assets are measured at fair value
•	equity-settled share-based payment arrangements are measured at fair value on grant date.

(c) Presentation currency

These consolidated financial statements are presented in the Canadian dollar, which is the functional currency of Caledonia Mining Corporation. All financial information presented in the Canadian dollar has been rounded to the nearest thousand.

(d) Comparative figures

The 2010 comparative figures presented in the consolidated statements of comprehensive income and (loss), changes in equity and cash flows and the related notes are provided solely as a result of the requirements of item 8(2) of the Form 20-F as required by the United States Securities and Exchange Commission. IFRS requires that an additional comparative statement of financial position only be presented in the event of a material prior year reclassification, restatement or retrospective change in accounting policy.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

3	Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements are also discussed below:

The indigenisation transaction at Blanket Mine required management to make significant judgements and assumptions, refer Note 5.

i)                 Site Restoration Provisions

Site restoration provisions have been created based on the independent analysis of the rehabilitation costs at Blanket Mine and internal assessments for Eersteling Gold Mine. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

ii)               Exploration and Evaluation (“E&E”) Expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”).

The Company also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iii)             Title to Mineral Property Interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

iv)             Income Taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v)               Share-based Payment Transactions

The Company measures the cost of equity-settled, share based payment transactions with employees as well as with Indigenisation Shareholders (refer note 5 and 20) by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant judgements and estimates and assumptions for estimating fair value for share-based payment transactions are disclosed in note 20.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s stock options.

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

vii)           Functional currency

The functional currency of each entity in the Group is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately other comprehensive income.

4 Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by the Group entities.

As a result of the implementation of the Blanket Zimbabwe Indigenisation Transaction (refer to note 5), the accounting policies were expanded to include the following policies in order to account for the transaction under IFRS:

•	Assessment of control of subsidiaries and changes in shareholdings where control is maintained (refer note 4(a)(i))
•	Consolidation of special purpose entities (refer note 4(a)(ii))
•	Short term employee benefits relating to participation units awarded to employees (refer note 4(h)(ii))
•	Share-based payment expenses resulting from the Blanket Indigenisation Transaction (refer note 4(i)(ii)).

The adoption of these policies did not have an effect on the comparative figures previously reported.

(a) Basis of consolidation

(i) Subsidiaries

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of Group entities have been changed when necessary to align them with the policies adopted by the Group.

In instances where the Group owns less than 50% of the ordinary shares in a subsidiary, the Group also considers whether further indicators of control exist above and beyond its effective shareholding.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as transactions with owners in their capacity as owners. Adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary and no gain or loss is recognised in profit or loss.

(ii) Special purpose entities

Special purpose entities (SPEs) are entities that are created to accomplish a narrow and well-defined objective. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE. The following circumstances may indicate a relationship in which, in substance, the Group controls and consequently consolidates an SPE.

•	The activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains benefits from the SPE’s operation.
•	The Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers.
•	The Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE.
•	The Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The assessment of whether the Group has control over an SPE is carried out at inception and normally no further reassessment of control is carried out in the absence of changes in the structure or terms of the SPE, or additional transactions between the Group and the SPE. Day-to-day operating activities of the SPE normally do not lead to a reassessment of control. However, sometimes changes in operating activities may alter the substance of the relationship between the Group and the SPE and in such instances the Group determines whether the change warrants a reassessment of control based on the specific facts and circumstances.

(iii) Transactions eliminated on consolidation

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

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

(b) Foreign currency

(i) Functional currencies

The functional currencies of Caledonia Mining Corporation and its subsidiaries are the Canadian dollar, US dollar and South African Rand (“ZAR”). These consolidated financial statements have been translated into the Canadian dollar in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. This standard requires that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period).When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in Other Comprehensive Income (“OCI”).

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

(ii) Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the year end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

(c) Financial instruments

(i) Non-derivative financial assets

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The Group initially recognises loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) arerecognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

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

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any other categories of financial assets. The Group currently has an insignificant amount of investments in equity securities and certain debt securities which are classified as available-for-sale financial assets.

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

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

(ii) Non-derivative financial liabilities

Financial liabilities (including liabilities designated at fair value through profit or loss) are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

The Group has the following non-derivative financial liabilities: bank overdrafts, Zimbabwe advance dividend accrual and trade and other payables.

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

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are capitalized in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine under development.

All direct costs related to the acquisition, exploration and development of mineral properties are capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mineral properties being depleted.

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

4 Significant accounting policies - (continued)

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years
15

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years
•	plant and equipment 10 years
•	fixtures and fittings including computers 4 to 10 years
•	motor vehicles 4 years

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

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Impairment losses on available-for-sale investment securities are recognised by transferring the cumulative loss that has been recognised in other comprehensive income and presented in accumulated other comprehensive income in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognised in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment loss previously recognised in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security or receivable increases and the increase can be related objectively to an event occurring after the impairment loss was recognised in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognised in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognised in other comprehensive income.

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

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

 An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

The test for recoverability of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are special impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are permitted in the event that the circumstances that resulted in impairment have changed.

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

(h) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by

4 Significant accounting policies – (continued)

employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

(ii) Short term employee benefits

The cost of all short term employee benefits is recognised during the period in which the employee renders the related service.

Any benefits accruing to employees by virtue of them holding participation units in the Blanket Mine Employee Trust (Employee Trust) are recognised as short term employee benefit expenses (profit sharing arrangement) at the earlier of a constructive obligation arising or when dividends are declared to Blanket Employee Trust Services (Private) Limited (BETS).

(i) Share-based payment transactions

(i) Share-based payment relating to employees and directors

The grant date fair value of share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date.

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

(ii) Share-based payment relating to the Indigenisation Transaction

The grant date fair value of equity-settled share-based payment transactions with Indigenisation Shareholders (note 5) is recognised immediately as an expense in the statement of comprehensive income, with a corresponding increase in equity, when the transaction becomes effective.

(j) Provisions

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

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

(k) Site restoration

The Company recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money and are related to the provision are used to calculate the net present value. The Company’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. Changes resulting from production are charged to profit and loss for the period. The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

(l) Revenue

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and the receipt of proceeds is substantially assured.

(m) Finance income and finance costs

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

(n) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax expense are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(o) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees and directors as well as any dilution in group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

(p) Standards, amendments and interpretations issued but not yet effective

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective. Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

Caledonia Mining Corporation

Standard/Interpretation		Effective date*
IFRS 9	Financial Instruments	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 1 amendments	Presentation of Financial Statements	July 1, 2012
IAS 19 amendments	Employee Benefits	January 1, 2013
IAS 32 & IFRS 7 amendments	Financial Instruments: Presentation & Financial Instruments: Disclosures	1 January 1, 2014 and January 1, 2013 respectively
IFRIC 20	Stripping Cost in the Production Phase of a Surface Mine	January 1, 2013
Annual Improvements 2009-2011 cycle	Various IFRSs	January 1, 2013

* Annual periods beginning on or after

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

IFRS 9 Financial Instruments

IFRS 9 will be adopted by the Group for the first time for its financial reporting period ending December31, 2015. The standard will be applied retrospectively, subject to transitional provisions.

The standard supersedes the existing IAS 39 classification and measurement guidance on financial assets and financial liabilities. It effectively eliminates the categories of held to maturity, available for sale and loans and receivables for financial assets.

Financial assets will be measured at amortized cost or fair value based on an assessment of the business model in which they are held and the characteristics of each instrument. The guidance for the classification and measurement of financial liabilities remains mostly unchanged.

The guidance on the de-recognition of financial instruments and how to measure fair value remains unchanged from IAS 39.

The standard eliminates the need to separate embedded derivatives from financial asset host contracts within the scope of IFRS 9. This simplification does not apply for other host contracts.

It remains possible in certain circumstances to designate financial assets or liabilities as at fair value through profit or loss.

There is a proposal to amend IFRS 9 in respect of any available for sale investments which are not held for trading, to allow IFRS 9 to permit an irrevocable choice to account for the fair value movements on these assets as either in other comprehensive income (OCI) or in profit or loss. If available for sale investments fair value measurements are recognized in OCI, they should not be recycled to profit or loss. Reclassification to retained earnings is permitted.

There may be an impact on the Group’s statement of financial position and statement of comprehensive income resulting from the new guidance on financial instruments. Management continues to monitor the development of the new standards on financial instruments and the potential impact the new standards may have as the date of adoption draws closer.

IFRS 10 Consolidated Financial Statements

IFRS 10 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013. The standard will be applied retrospectively if there is a change in the control conclusion between IAS 27/SIC 12 and IFRS 10.

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
23

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Control should be assessed on a continuous basis and should be reassessed as facts and circumstances change.

Management has assessed control over the following entities under IFRS 10 at 31 December 2012 in relation to the Zimbabwe Indigenisation Transaction as set out in note 5. Based on this assessment, the following entities would continue to be consolidated by the Group under IFRS 10:

•	Blanket Mine (1983) (Private) Limited
•	Blanket Employee Trust Services (Private) Limited (BETS)
•	Blanket Mine Employee Trust (Employee Trust)

It was also concluded that the Group would not consolidate the Gwanda Community Share Ownership Trust under IFRS 10.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

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

The adoption of the new standard will increase the level of disclosure provided for the Group’s interests in subsidiaries and structured entities (both consolidated and unconsolidated).

IFRS 13 Fair Value Measurement

IFRS 13 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013. The standard will be applied prospectively and comparatives will not be restated.

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
24

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

•	Measurement assumes a transaction in the entity’s principle (or most advantageous) market between market participants
•	Price is not adjusted for transaction costs
•	Measurement maximises the use of relevant observable inputs and minimises the use of unobservable inputs
•	The three-level fair value hierarchy is extended to all fair value measurements

IFRS 13 may impact the Group’s financial instruments at initial recognition as well as those measured at fair value subsequently. However, limited impact is expected from subsequent fair value measurement as the Group does not currently hold any material financial instruments measured at fair value. Further impacts may result from impairment calculations where fair value less cost to sell is calculated.

Amendments to IAS 1 Presentation of Financial Statements

The amendments to IAS 1 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

The Group will present those items of other comprehensive income that may be reclassified to profit or loss in the future separately from those that would never be reclassified to profit or loss. The related tax effects for the two sub-categories will be shown separately.

This is a change in presentation and will have no impact on the recognition or measurement of items in the consolidated financial statements.

This amendment will be applied retrospectively and the comparative information will be restated.

Amendments to IAS 19 Employee Benefits

The amendments to IAS 19 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

The amendment changes the definitions of short-term employee benefits and other long term employee benefits so that the distinction between the two will depend on when the entity expects the benefit to be wholly settled.

The amended definitions state that a benefit is short-term when it is expected to be settled wholly within twelve months after the annual reporting period in which the employees render the related service. If this is not the case, then it is accounted for as other long-term employee benefit.

The classification of employee benefits as short-term or other long term employee benefits impacts the measurement of the related liability. The requirements to classify the related liability as current or non-current has not changed.

Further amendments relate to defined benefit plans which is not expected to have an impact on the Group as there are currently no defined benefit plans.

The impact of the amendments to IAS 19 on the classification of short-term employee benefits has not yet been determined.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Amendments to IAS 32 Financial Instruments: Presentation and IFRS 7: Financial Instruments: Disclosures

The amendments to IAS 32 and IFRS 7 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2014 and December 31, 2013 respectively.

An entity may offset financial assets and financial liabilities when it currently has a legally enforceable right to set off the recognised amounts. IAS 32 previously did not provide guidance on what was meant by “currently has a legally enforceable right to set off”. The amendment provides guidance in IAS 32 to clarify the criteria.

The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is:

•	Not contingent on a future event; and
•	Enforceable in all of the following circumstances:
•	The normal course of business;
•	The event of default;
•	The event of insolvency or bankruptcy.

IFRS 7 disclosure requirements have been amended so that the IASB and the US Financial Accounting Standards Board will have common disclosure requirements.

The amendment’s impact is limited to presentation and disclosure and will not impact recognition and measurement of financial instruments of the Group.

IFRIC 20 Stripping Cost in the Production Phase of a Surface Mine

IFRIC 20 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

IFRIC 20 applies to entities that incur waste removal cost in a surface mining activity during the production phase of a mine and addresses the following:

•	initial recognition of production stripping costs as an asset;
•	the initial measurement of stripping activity asset; and
•	subsequent measurement of stripping activity asset.

Waste removal in the production phase of a mine may result in the following benefits:

•	improved access to ore; and
•	inventory produced.

If the benefit is in the form of inventory produced, the attributable cost will be recognised as cost of production of inventory. If the benefit is to improve access to the ore, a non-current asset will be recognised.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

When the costs relating to improved access to ore (e.g. a stripping activity asset) and the costs of the inventory produced are not separately identifiable, production stripping costs are allocated between the stripping activity asset and inventory using a relevant production measure (e.g., actual vs. expected cost of inventory produced, actual vs. expected volume of waste extracted and actual vs. expected mineral content of ore extracted).

Depreciation or amortization needs to be recognized on a systematic basis over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

The Group currently has an underground mine, Blanket Mine, which is in the production phase. Stripping costs incurred on Blanket Mine are outside the scope of IFRIC 20.

IFRIC 20 may impact the Nama Cobalt and Copper Projects in Zambia (Nama Project) once the mines moves into the production stage as the mines may have surface mining activities. The impact of IFRIC 20 on the Nama Project has not yet been determined.

Annual Improvements 2009-2011 cycle

The annual improvements consist of amendments to existing IFRSs to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. Amendments are made through the annual improvements process when the amendment is considered non-urgent but necessary.

Management does not expect that any of these amendments will impact the recognition or measurement of amounts disclosed in the consolidated financial statements. The impact of these improvements on presentation and disclosure has not yet been determined.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million.

Pursuant to the above, Caledonia entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (NIEEF) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•	A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket’s employees holding participation units in the Employee Trust.
•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket undertook and paid a non-refundable donation of US$1 million to the Community Trust.
27

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Caledonia facilitated the vendor funding of these transactions (other than the 10% interest which was donated to the Community Trust) which will be repaid by way of future dividends from Blanket. 80% of dividends declared by Blanket will be used to repay such loans and the remaining 20% will unconditionally accrue to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket and the extent of future dividends declared by Blanket.

In order to ensure the repayment from Blanket to Caledonia of the vendor funding of the proceeds, Reserve Bank of Zimbabwe approval was obtained for the facilitation loans to be declared by Caledonia Holdings Zimbabwe (Blanket’s parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

The Government of Zimbabwe has confirmed that the implementation of the terms of the MoU and the underlying subscription agreements constitute full compliance with the requirements of the Indigenisation Act and the Regulations and Blanket has received its certificate of compliance which confirms that Blanket is fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33).

Completion of the above agreements was subject to specified conditions as contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation Transaction. The final condition precedent was met on September 5, 2012 and on that date, the Indigenisation Shareholders effectively acquired 51% ownership and economic interest in the Blanket Mine.

Accounting treatment

Further to the implementation of the Indigenisation Transaction, a 51% shareholding in Blanket was acquired by the Indigenisation Shareholders. The directors of Caledonia Holdings performed an assessment, using the requirements of IAS 27: Consolidated and Separate Financial Statements (IAS 27), to determine whether Blanket should continue to be consolidated by Caledonia Holdings Zimbabwe. Following the assessment, it was concluded that Caledonia Holdings Zimbabwe retained control and should continue to consolidate Blanket and accordingly the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments. The group accounting policy was extended to include control aspects in its analysis of control principles in accordance with IAS 27 (refer note 4(a)(i)).

Control as contemplated in IAS 27 was considered to exist on the basis of exercisable power conferred on Caledonia Holdings Zimbabwe to cast majority votes at board level as contained in the registered founding documents of Blanket as well as consideration of the de facto control aspects of the relative shareholdings in Blanket. The aspect of control under IAS 27 will be reviewed at each reporting cycle.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:

•	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
i.e. a 16.2% NCI of net assets and earnings is recognised at Blanket level.

The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interest to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At December 31, 2012, the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	As the facilitation loans are only repayable from dividends declared by Blanket, a loan receivable is not recognised and the arrangement is accounted for within equity.

•	The difference between the fair value of the equity instruments granted and facilitation loans, taking into account all the interest terms and advance dividend rights (see below), was recognised as a share based payment expense (refer Note 21(b)).

•	The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are special purpose entities which are effectively controlled and consolidated by Blanket. Accordingly the shares held by BETS are effectively treated as treasury shares and no NCI is recognised.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

	Shareholding	Recognised NCI	NCI subject to facilitation loan	Balance of facilitation loan at 31 December 2012 #	IFRS 2 expense (note 21)
NIEEF	16%	3.2%	12.8%	11,742	4,882
Fremiro	15%	3%	12%	11,402	3,273
Community Trust	10%	10%	-	-	6,006
BETS	10%	-*	-*	7,602	~
	51%	16.2%	24.8%	30,746	14,161

The balance on the facilitation loans is reconciled as follows:

Subscription price funded on loan account	$30,090
Interest accrued	656
Dividends used to repay loans	-
$30,746
•	* The shares held by BETS are effectively treated as treasury shares (see above).
•	~ Accounted for under IAS19 Employee Benefits
•	# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

The following Indigenisation costs have been incurred:

	2012	2011	2010
	$	$	$
Donation to Gwanda Community Trust	1,140	-	-
Legal fees	21	-	-
Professional consulting fees	539	326	-
	1,700	326	-

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket on their shareholding as follows;
•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR. The loan is repayable by way of set off of future dividends on the Blanket shares owed by the Community Trust.

(b)   An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket on their shareholding. The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket shares owned by NIEEF. Whilst any amount remains outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan will be suspended.

The advance dividend payments have been recognised as a distribution to shareholders on the effective date of the subscription agreements. The loans arising are not recognised as loans receivable by Blanket as they are only repayable by set off of future dividend entitlements and are accordingly regarded as equity instruments.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The balance on the advance dividend loans is reconciled as follows:

	NIEEF	Community Trust	Total
	$	$	$
Advance dividends paid	1,788	1,951	3,739
Interest accrued	-	62	62
	1,788	2,013	3,801

The advance payments to the Community Trust of US$2 million, payable in February and April 2013, have been recognised as a liability as Blanket has a present obligation to make the payments.

6	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk (refer note 24)
•	Interest rate risk (refer note 24)
•	Credit risk (refer note 24)
•	Liquidity risk (refer note 24)

This note and note 24 presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

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

The fair value of the Group’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

(a) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances. Cash is deposited only with “A” grade banks.

(b) Liquidity Risk

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

Since the inception of dollarization in Zimbabwe in 2009, all appropriate insurance cover has been reinstated. The Zimbabwean operations are now covered for Public Liability risk, Assets all risk and comprehensive cover on all motor vehicles.

7	Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Group’s capital includes shareholders’ equity, comprising issued common shares, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interest as detailed below.

	2012	2011
	$	$
Group capital	55,619	40,444

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities.

As at December 31, 2012, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

8	Production costs

	2012	2011	2010
	$	$	$
Wages	8,491	6,197	4,909
Consumable materials	13,286	12,117	5,969
Site restoration	43	50	44
Exploration	831	21	34
Safety	251	290	145
On mine administration	2,751	2,418	1,516
	25,653	21,093	12,617

9	Administrative expenses

	2012	2011	2010
	$	$	$
Investor relations	447	196	145
Management contract fee	704	779	689
Audit fee	443	298	244
Legal fee and disbursements	189	103	106
Accounting services fee	83	41	27
Listing fees	151	270	69
Directors fees	194	145	168
Salaries and wages	1,648	1,368	1,237
Other	196	151	122
	4,055	3,351	2,807

10	Other expenses

	2012	2011	2010
	$	$	$
Impairment loss on trade receivables	-	-	1,064
	-	-	1,064

11	Finance income and finance costs

	2012	2011	2010
	$	$	$
Finance income	79	55	270
Interest expense on financial liabilities measured at amortised cost	(160)	(217)	(267)
	(81)	(162)	3

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

12	Income taxes

	2012	2011	2010
	$	$	$

Current tax expense	12,547	8,005	1

Deferred tax expense
Origination and reversal of temporary differences	271	785	1,041
Change in previously unrecognised deductible temporary differences	-	(120)	-
Recognition of previously unrecognised non-capital tax losses	-	(206)	-
	271	459	1,041
Total income tax expense	12,818	8,464	1,042

Reconciliation of tax rate

	2012	2012	2011	2011	2010	2010
	%	$	%	$	%	$
Profit for the year		7,358		12,130		1,455
Total income tax expense		12,818		8,464		1,042
Profit before income tax		20,176		20,594		2,497

Income tax using Company's domestic tax rate	26.5%	5,347	28.25%	5,818	31%	774
Tax rate differences in foreign jurisdictions		(210)		(1,476)		(214)
Change in tax rate		(254)		-		-
Foreign currency difference		439		1,075		(185)
Withholding taxes		1,763		2,589		-
Share based payment expenses and other permanent differences		4,364		613		219
Losses expired				-		5,467
Accrual for tax dispute		806
Change in unrecognized deferred tax assets		563		(155)		(5,019)
Income tax expense		12,818		8,464		1,042

Changes in the applicable domestic tax rate are the result of enacted tax rate changes in Canada.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2012	2011
	$	$
Deductible temporary differences	3,338	3,427
Non-capital tax loss carry - forward	10,478	9,826
	13,816	13,253

The Company has not recognised deferred tax liabilities in respect of unremitted earnings in foreign subsidiaries as it is not considered probable that this temporary difference will reverse in the foreseeable future. At December 31, 2012, these earnings amount to $14,689 (2011 - $8,351; 2010 - $2,151).

In 2012, the reduction in the net investment in Blanket Mine (note 5) resulted in a deferred tax liability of $3,987.  As a result, the Company recorded a deferred tax asset of $3,987 representing the benefit of previously unrecognised capital losses which relate to the same taxation entity and tax authority and are therefore presented on a net basis. As at December 31, 2012, the Company has capital loss carry forwards of $51,245 (2011 - $81,335) in Canada for which the benefits have not been recognised in these consolidated financial statements.

The non-capital tax losses expire as set out below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits there from. In 2012 $nil (2011 - $737) of previously unrecognised non-capital tax losses and $nil (2011 - $430) of deductible temporary differences were recognised as management considered it probable that future taxable profits will be available against which they can be utilised.

Year	Amount
2014	1,583
2015	1,863
2026	2,780
2027	3,054
2028	2,260
2029	1,661
2030	1,617
2031	2,238
2032	2,667
No expiry	18,757
38,480

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2012	2011	2012	2011	2012	2011
	$	$	$	$	$	$
Property, plant and equipment	-	-	(6,156)	(6,466)	(6,156)	(6,466)
Unrealised foreign exchange	61	119	-	-	61	119
Inventories		-	66	59	66	59
Provisions	4	-	177	373	181	373
Other items	(3)		-	(3)	(3)	(3)
Non-capital tax loss carry-forwards	-	206	-	-	-	206
Tax (assets) liabilities	62	325	(5,913)	(6,037)	(5,851)	(5,712)

Movement in net deferred taxes on temporary differences during the year

	Balance January 1	Recognised in profit and loss	Recognised in other comprehensive income	Balance December 31
	$	$	$	$
2012
Property, plant and equipment	(6,466)	143	167	(6,156)
Unrealised foreign exchange	119	(49)	(9)	61
Inventories	59	8	(1)	66
Provisions	373	(182)	(10)	181
Other items	(3)	-	-	(3)
Non-capital tax loss carry-forwards	206	(191)	(15)	-
	(5,712)	(271)	132	(5,851)

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

12 Income tax expense – (continued)
	Balance January 1	Recognised in profit and loss	Recognised in other comprehensive income	Balance December 31
2011
Property, plant and equipment	(5,595)	(759)	(112)	(6,466)
Unrealised foreign exchange	9	110	-	119
Inventories	40	18	1	59
Provisions	384	(19)	8	373
Other items	-	(3)	-	(3)
Non-capital tax loss carry-forwards	11	194	1	206
	(5,151)	(459)	(102)	(5,712)
	Balance January 1	Recognised in profit and loss	Recognised in other comprehensive income	Balance December 31
	$	$	$	$
2010
Property, plant and equipment	(4,735)	(1,083)	223	(5,595)
Unrealised foreign exchange	-	9		9
Inventories	33	9	(2)	40
Provisions	366	35	(17)	384
Non-capital tax loss carry-forwards	23	(11)	(1)	11
	(4,313)	(1,041)	203	(5,151)

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)
13	Property, plant and equipment

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2011	4,146	9,000	8,536	15,543	1,083	770	39,078
Additions	93	757	2,726	4,485	91	376	8,528
Disposals	-	-	-	-	-	(4)	(4)
Impairment (1)	-	-	(3,884)	-	-	-	(3,884)
Foreign exchange movement	(39)	177	65	(30)	(22)	13	164
Balance at December 31, 2011	4,200	9,934	7,443	19,998	1,152	1,155	43,882

Balance at January 1, 2012	4,200	9,934	7,443	19,998	1,152	1,155	43,882
Additions	472	2,280	3,614	767	74	702	7,909
Disposals(2)	-	(622)	-	-	-	(39)	(661)
Impairment	-	-	-	(773)	-	-	(773)
Foreign exchange movement	(138)	(267)	(219)	(646)	(30)	(36)	(1,336)
Balance at December 31, 2012	4,534	11,325	10,838	19,346	1,196	1,782	49,021

(1) The full carrying value of the Rooipoort platinum property in South Africa has been impaired as, despite the timely application for the renewal of the prospecting right, no formal right has yet been granted. As a consequence of the delay in the receipt of the valid right, no funding has been allocated to this project for the foreseeable future.

(2)	This represents the write down of the rehabilitation asset as a result of the reduced present value of the rehabilitation provision as assessed at year end.
38

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)
(1)

13 Property, plant and equipment - (continued)

	Land and building	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses
Balance at January 1, 2011	469	832	-	4,499	861	439	7,100
Depreciation for the year	250	659	-	1,833	87	154	2,983
Disposals	-	-	-	-	-	(4)	(4)
Foreign exchange movement	18	37	-	(154)	(25)	9	(115)
Balance at December 31, 2011	737	1,528	-	6,178	923	598	9,964

Balance at January 1, 2012	737	1,528	-	6,178	923	598	9,964
Depreciation for the year	262	543	-	2,279	82	226	3,392
Disposals	-	-	-	-	-	(3)	(3)
Impairment	-	-	-	(443)	-	-	(443)
Foreign exchange movement	(21)	(43)	-	(255)	(23)	(18)	(360)
Balance at December 31, 2012	978	2,028	-	7,759	982	803	12,550

Carrying amounts
At December 31, 2011	3,463	8,406	7,443	13,820	229	557	33,918
At December 31, 2012	3,556	9,297	10,838	11,587	214	979	36,471

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

14	Inventories

	2012	2011
	$	$
Consumable stores	4,720	3,899
Gold in progress	788	583
	5,508	4,482

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items. The inventories expensed in the year amounted to $13,286 (2011 - $12,117, 2010 -$5,969)

15	Trade and other receivables
	2012	2011
	$	$
Bullion sales receivable	-	2,278
VAT receivables	1,103	694
Deposits for stores and equipment and other receivables	615	685
Current portion	1,718	3,657

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in note 6 and note 25.

16	Cash and cash equivalents

	2012	2011
	$	$
Bank balances	27,942	9,686
Cash and cash equivalents	27,942	9,686
Bank overdrafts used for cash management purposes	-	(430)
Cash and cash equivalents in the statement of cash flows	27,942	9,256

16 Cash and cash equivalents – (continued)

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 24.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The bank overdraft facility of US$2.5 million bears interest at 8% above the 30 day LIBOR rate. The facility is unsecured and valid for 12 months and is renewable. The facility is repayable on demand.

17	Equity

Share capital

Authorised
Unlimited number of common shares of no par value
Unlimited number of preference shares of no par value.

Issued	Number of common shares	Amount
December 31, 2010	500,169,280	$196,125
Issued on exercise of share options during the year	380,000	38
December 31, 2011	500,549,280	196,163
Issued on exercise of share options during the year	13,912,500	974
December 31, 2012	514,461,780	$197,137

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

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees and directors under share option plans and equity instruments issued to Zimbabwe indigenisation shareholders under the Indigenisation Transaction (refer Note 5).

18	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2012 was based on the profit attributable to common shareholders of $8,720 (2011: $12,130; 2010: $1,455), and a weighted average number of common shares outstanding of 505,970,684 (2011: 500,396,239; 2010: 500,169,280), calculated as follows:

Weighted average number of common shares

(In number of shares)	Note	2012	2011	2010
Issued common shares at January 1	18	500,549,280	500,169,280	500,169,280
Weighted average issues during the year		5,421,404	226,959	-
Weighted average number of common shares at December 31		505,970,684	500,396,239 9	500,169,280 0

	2012	2011	2010
	$	$	$
Profit for the year	7,358	12,130	1,455

Loss attributable to NCI	1,362	-	-
Adjusted basic earnings attributable to common shareholders	8,720	12,130	1,455
Diluted earnings attributable to common shareholders	8,720	12,130	1,455

•	Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.
•	Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine’s Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket shares subject to the settlement of the loan accounts and the number of Blanket shares that would have been issued at the average fair value during the period of the Blanket shares is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket, if any.
42

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current period (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to common shareholders.

There was no adjustment for additional amounts attributable to BETS as Blanket incurred a loss subsequent to the transaction date of September 5, 2012.

The calculation of diluted earnings per share at December 31, 2012 was based on the profit attributable to common shareholders of $8,720 (2011: $12,130; 2010: $1,455), and a weighted average number of common shares and potentially dilutive shares outstanding of 508,331,827 (2011: 509,879,875; 2010: 500,169,280), calculated as follows:

Weighted average number of common shares

(In number of shares)	2012	2011	2010
Weighted average number of common shares (basic) at December 31	505,970,684	500,396,239	500,169,280
Effect of dilutive options	2,361,143	9,483,636	-
Weighted average number of common shares (diluted) at December 31	508,331,827	509,879,875	500,169,280

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding. The potential dilutive effect of 25,779,000 options (2011 – 16,460,000, 2010 – 26,080,000) was excluded from the above calculations because these options were anti-dilutive.

19	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket for the year ended December 31, 2012 was $341 (2011: $ 288; 2010: $277).

20	Share-based payments

At December 31, 2012 the Group has the following share-based payment arrangement:

(a) Share option programme (equity-settled)

The Group has established a rolling stock option plan (the "Plan") for employees, officers, directors, consultants and other service providers. In accordance with the Plan, options are granted with exercise prices equal to the market price of the shares at the date of grant.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Terms and conditions of share option program

The terms and conditions relating to the grants under the Plan are that all options are to be settled by physical delivery of shares. Under the current Plan, the maximum term of the options is 5 years. Under the Plan, the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Company. At December 31, 2012, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date(1)
	$
6,070,000	0.07	Feb 11,2013
437,500	0.07	July 1, 2013
210,000	0.07	April 29, 2014
500,000	0.07	Mar 23, 2014
16,460,000	0.13	Jan 31, 2016
300,000	0.07	May 11, 2016
9,319,000	0.09	Sept 10, 2017
33,296,500
(1)	In terms of the approved Plan, the expiry date of options that expire in a closed period will be extended by 10 days from the cessation of the close period.

The continuity of the options granted, exercised, cancelled and expired under the Plan during 2012 and 2011 are as follows:

	Number of Options	Weighted Avg. Exercise Price
	$
Options outstanding and exercisable at January 1, 2011	32,580,000	0.07
Granted	16,460,000	0.13
Expired	(6,500,000)	0.07
Options outstanding and exercisable at December 31, 2011	42,540,000	0.093
Exercised	(13,912,500)	0.07
Granted	9,319,000	0.09
Expired	(4,650,000)	0.07
Options outstanding and exercisable at December 31, 2012	33,296,500	0.105

The weighted average remaining contractual life of the outstanding options is 2.92 years (2011: 2.16 years). The weighted average share price at the date of exercise for the options exercised in the year was $0.09.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The vesting of options is determined at the discretion of the board of directors, at the time the options are granted. As of December 31, 2012 there are 18,149,678 stock options available to grant (2011: 7,514,928 stock options)

Inputs for measurement of grant date fair values

The fair value of share based payments noted above was estimated using the Black-Schöles Option Pricing Model with the following assumptions for the years ended December 31, 2012 and 2011.

	2012	2011

Risk-free interest rate	0.1%	1.1%
Expected dividend yield	Nil	Nil
Expected stock price volatility (based on historical volatility)	58.37%	60.47%
Expected option life in years	5	5
Exercise price	0.09	0.13
Share price at grant date	0.09	0.13
Fair value at grant date	0.044	0.067
Expected forfeiture rate	0%	0%

(b) Equity instruments granted under the Blanket Zimbabwe Indigenisation Transaction.

The equity instruments granted under the Blanket Zimbabwe Indigenisation Transaction (refer note 5), excluding Blanket Employee Trust Services (Private) Limited (BETS) accounted for under IAS 19 Employee benefits, have been accounted for as share-based payments under IFRS 2 Share based payments.

The fair value of the equity instruments on the grant date of September 5, 2012 was determined for each transaction as being the sum of the present value of the following components:

•	The value of the shares at the point that any loans provided to purchase the shares or fund advance dividends are paid off;
•	The value of any advance dividends paid to participants;
•	The value of any “trickle dividends”, being the 20% entitlements, paid to participants while the loans to purchase the shares are outstanding.

To determine the fair value and take into account the unique features of each transaction, the Monte Carlo Simulation technique was used as the valuation model to allow for the uncertainty around the potential scenarios that affect the value of each arrangement. Projected market values were estimated using a stochastic modelling methodology based on Geometric Brownian Motion model.

Assumptions used based on the grant date of September 5, 2012 were as follows:

Fair value of Blanket	C$45,065
Expected volatility (based on historical volatility)	65%

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

Risk free rates	USD swap curve with country specific adjustments
Country specific adjustment	17.3%
Dividend yield	14.8%
Withholding tax	5% of dividends
Interest on loans	10%

Based on the above the share based payment expense in the current year was as follows:

Share-based payment expenses

	Note	2012	2011	2010
		$	$	$
Share options granted		408	1,101	354
Option value of the Blanket indigenisation transaction	5	14,161	-	-
Total costs		14,569	1,101	354

21	Provisions

Site restoration

Site restoration relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs, estimated to be paid in 2022 (Blanket Mine) based on the estimated life of mine. Site restoration costs are capitalised to mineral properties at initial recognition and amortised systematically over the estimated life of the mine.

$
Balance at January 1, 2011	1,899
Foreign currency adjustment	(47)
Unwind of discount	50
Adjustment made during the period	(117)
Balance at December 31, 2011	1,785

Balance at January 1, 2012	1,785
Foreign currency adjustment	(58)
Unwind of discount	43
Adjustment made during the period	(755)
Balance at December 31, 2012	1,015
Non-current	1,015

The discount rates currently applied in the calculation of the net present value of the Blanket provision is 15% (2011 – 1.96% ). The Eersteling provision for rehabilitation is accreted by 5% pa (2011 – 5%).

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

22	Trade and other payables

	2012	2011
	$	$
Trade payables	4,855	3,087
Non-trade payables and accrued expenses	920	754
	5,775	3,841

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 24.

The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

23	Cash flow information

Items not involving cash are as follows:

	2012	2011	2010
	$	$	$
Net finance costs (income)	81	162	3
Income tax expense	12,818	8,464	1,042
Profit on sale of investment	-	-	(43)
Site restoration	(91)	67	(158)
Share-based payment expense – share option Plan	408	1,101	354
Share-based payment expense – Blanket Indigenisation	14,161	-	-
Depreciation	3,392	2,983	2,586
Impairment	330	3,884	-
Write down of RBZ Bond and accrued interest	-	-	1,064
Interest accrued on RBZ bond	-	-	(264)
Foreign exchange loss	-	(303)	(359)
Other	-	290	(12)
	31,099	16,648	4,210

Net changes in non-cash working capital

	2012	2011	2010
	$	$	$
Inventories	(1,151)	(1,858)	(37)
Prepayments	195	(241)	37
Trade and other receivables	1,846	(1,338)	(762)
Trade and other payables	2,073	(41)	1,712
Income taxes payable	-	295	-
	2,963	(3,183)	950

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

24	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2012	2011
	$	$
Canada	30	8
Other regions	1,683	3,644

Impairment losses

None of the trade and other receivables are past due at the yearend date:

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

December 31, 2012	Carrying amount	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Non-derivative financial liabilities
Trade and other payables	5,775	5,775	-	-	-	-
Zimbabwe advance dividends payable	1,987	1,987	-	-	-	-
	7,762	7,762	-	-	-	-

December 31, 2011 December 31, 2011
Non-derivative financial liabilities
Trade and other payables	3,841	3,841	-	-	-	-
Bank overdraft	430	430	-	-	-	-
	4,271	4,271	-	-	-	-

Caledonia Mining Corporation

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

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities and the amount of shareholders’ equity.

As noted below, the Group has certain financial assets and liabilities denominated in foreign currencies. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the group to meet short-term liquidity requirements.

Below is a summary of the assets and liabilities denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in US dollars or South African rand.

	2012	2011
	$	$
Cash and cash equivalents	26,451	9,210
Bank overdraft	-	(430)
Trade and other receivables	1,687	3,474
Trade and other payables	(4,858)	(3,413)
Zimbabwe advance dividend accrual	(1,987)	-

The following exchange rates applied during the year:

	Average rate during the year		Year end date spot rate
	2012	2011	December 31, 2012	December 31, 2011
(In Canadian dollars)	$	$	$	$
USD 1	0.9998	1.0236	0.9935	1.0199
Rand 1	0.122	0.1370	0.1162	0.1257

Sensitivity analysis

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

A strengthening/ weakening of the Canadian dollar, against the USD and Rand at December 31 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

	Equity	Profit or loss
(Effect in thousands of Canadian dollars)	$	$
December 31, 2012
USD (1 percent strengthening)	325	71
Rand (1 percent strengthening)	15	2
December 31, 2011
USD (1 percent strengthening)	630	56
Rand (1 percent strengthening)	1,323	132

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe. The Group’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

In the monetary policy statement announced by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. The Bond plus accrued interest is guaranteed by RBZ on maturity. Blanket Mine has been unable to sell the Bond at an acceptable discount rate and the RBZ did not redeem the Bond on the initial maturity date nor any subsequently advised maturity dates. As a result of the uncertain redemption date and the lack of information coming from the RBZ, the Bond has been written down to nil whilst Blanket continues to retain legal ownership of the RBZ debt.

The basis for determining all other fair values is disclosed in note 4.

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

25	Contingencies and commitments

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims and therefore no provision has been made.

There are commitments to purchase plant and equipment totalling $1,030 (2011 - $309) at year end.

26	Related parties

Transactions with key management personnel

Key management personnel compensation:

In addition to their salaries, the Group also contributes to a defined contribution plan on behalf of eligible employees. For the terms of the plan refer to note 19: Defined Contribution Plan.

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20).

Key management personnel compensation comprised.

	2012	2011	2010
	$	$	$
Salaries and wages	1,357	1,289	1,109
Share-based payments	401	947	308
	1,758	2,236	1,417

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

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

		Transactions			Balance outstanding
		Year ended Dec 31,			As at Dec 31,
	Note	2012	2011	2010	2012	2011
		$	$	$	$	$
Management fees, allowances and bonus paid or accrued to a company which provides the services of the Company’s President	(i)	704	588	552	-	-
Rent for office premises paid to a company owned by members of the President’s family		43	48	49	-	-
Legal fees and disbursements paid to a law firm where a Director is a partner		111	97	58	6	-
Fees, allowances and interest paid to the past Chairman of the Board	(ii)	-	-	38	-	-
Directors fees paid		215	145	130	48	60

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

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

27	Group entities

	Ownership interest at December 31
	Country of incorporation	2012	2011	2010
Significant subsidiaries		%	%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100	100
Caledonia Mining Services Limited	Zimbabwe	100	100	100
Caledonia Kadola Limited	Zambia	100	100	100
Caledonia Mining (Zambia) Limited	Zambia	100	100	100
Caledonia Nama Limited	Zambia	100	100	100
Caledonia Western Limited	Zambia	100	100	100
Dunhill Enterprises Inc.	Panama	100	100	100
Eersteling Gold Mining Corporation Limited	South Africa	100	100	100
Fintona Investments (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services Limited	United Kingdom	100	-	-
Maid O’ Mist (Pty) Ltd	South Africa	100	100	100
Mapochs Exploration (Pty) Ltd	South Africa	100	100	100
Caledonia Holdings (Africa) Limited	Barbados	100	100	100
Blanket (Barbados) Holdings Limited	Barbados	100	100	100
Blanket Mine (1983) (Private) Limited	Zimbabwe	(2)49	100	100
Blanket Employee Trust Services (Private) Limited (BETS) (1)	Zimbabwe	-	-	-
Blanket Mine Employee Trust (Employee Trust)(1)	Zimbabwe	-	-	-

([1]) BETS and the Employee Trust are consolidated as special purpose entities.

(2) Refer to Note 5

28	Operating Segments

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

Caledonia Mining Corporation Notes to the Consolidated Financial Statements For the years ended December 31, 2012, 2011 and 2010 (in thousands of Canadian dollars)

The accounting policies of the reportable segments are the same as described in note 4.

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

Information about reportable segments

2012	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External Revenue	-	75,221	-	-	75,221
Royalty	-	(5,261)	-	-	(5,261)
Production costs	-	(25,492)	(161)	-	(25,653)
Administrative expenses	(2,391)	(214)	(1,450)	-	(4,055)
Share-based payment expenses	(408)	(14,161)	-	-	(14,569)
Depreciation	-	(3,209)	(183)	-	(3,392)
Impairment	-	(330)	-	-	(330)
Finance income	17	62	-	-	79
Finance expense	-	(160)	-	-	(160)
Indigenisation costs	(292)	(1,396)	(12)	-	(1,700)
Foreign exchange gain/(loss)	-	(4)	-	-	(4)
Other	-	-	-	-	-
Segment profit before income tax	(3,074)	25,056	(1,806)	-	20,176
Income tax expense	-	(11,506)	(1,312)	-	(12,818)
Segment profit after income tax	(3,074)	13,550	(3,118)	-	7,358
Geographic segment assets:
Current	19,581	9,850	5,821	42	35,294
Non Current	55	25,126	669	10,683	36,533
Expenditure on property, plant and equipment	-	4,280	15	3,614	7,909
Geographic segment liabilities
Current	(909)	(7,258)	(1,106)	(7)	(9,280)
Non-current	-	(6,621)	(307)	-	(6,928)

Caledonia Mining Corporation

2011	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External revenues	1	55,704	-	-	55,705
Royalty	-	(2,514)	-	-	(2,514)
Production costs	-	(20,489)	(604)	-	(21,093)
Administrative expenses	(2,310)	(305)	(1,062)	-	(3,677)
Share-based payment expenses	(1,101)	-	-	-	(1,101)
Depreciation	-	(2,773)	(210)	-	(2,983)
Impairment	-	-	(3,884)	-	(3,884)
Finance income	-	-	55	-	55
Finance expense	-	(217)	-	-	(217)
Foreign exchange gain/(loss)	173	130	-	-	303
Segment profit before income tax	(3,237)	29,536	(5,705)	-	20,594
Income tax expense	-	(8,791)	327	-	(8,464)
Segment profit after income tax	(3,237)	20,745	(5,378)	-	12,130
Geographic segment assets:
Current	8,703	7,629	1,779	43	18,154
Non-current	55	25,753	1,159	7,281	34,248
Expenditure on property, plant and equipment	-	5,768	51	2,709	8,528
Geographic segment liabilities
Current	(691)	(3,535)	(333)	(7)	(4,566)
Non-current	-	(7,502)	(320)	-	(7,822)

2010	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External revenues	-	22,388	-	-	22,388
Royalty	-	(825)	-	-	(825)
Production costs	-	(12,204)	(413)	-	(12,617)
Administrative expenses	(1,570)	(274)	(963)	-	(2,807)
Share-based payment expenses	(354)	-	-	-	(354)
Depreciation	-	(2,367)	(219)	-	(2,586)
Other (expenses)/income	-	(1,064)	-	-	(1,064)
Finance income	-	269	1	-	270
55

Caledonia Mining Corporation

Finance expense	-	(267)	-	-	(267)
Foreign exchange gain/(loss)	8	(539)	890	-	359
Segment profit before income tax	(1,916)	5,117	(704)	-	2,497
Income tax expense	-	(1,042)	-	-	(1,042)
Segment profit after income tax	(1,916)	4,075	(704)	-	1,455

Reconciliation of reportable segment revenues, profit or loss, assets and liabilities and other material items

	2012	2011	2010
	$	$	$
Revenues
Total revenue for reportable segments	83,275	65,036	30,086
Elimination of inter-segment revenue	(8,054)	(9,331)	(7,698)
Consolidated revenue	75,221	55,705	22,388

	2012	2011	2010
Profit or loss	$	$	$
Total profit or loss before tax for the reportable segments	21,734	21,685	3,270
Elimination of inter-segment profits	(1,558)	(1,091)	(773)
Consolidated profit before income tax	20,176	20,594	2,497
28 Operating Segments – (continued)
		2012	2011
		$	$
Total assets for reportable segments		73,439	54,128
Elimination of inter-segment profits		(1,612)	(1,726)
Consolidated total assets		71,827	52,402

Liabilities
Total liabilities for reportable segments		16,208	12,388

Caledonia Mining Corporation

Other material items 2012

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	79	-	79
Finance cost	(160)	-	(160)
Expenditure on property, plant and equipment	8,000	(91)	7,909
Depreciation	(3,597)	205	(3,392)

Other material items 2011

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	55	-	55
Finance cost	(217)	-	(217)
Expenditure on property, plant and equipment	9,413	885	8,528
Depreciation	(3,157)	174	(2,983)

28 Operating Segments – (continued)

Other material items 2010

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	270	-	270
Finance cost	(267)	-	(267)
Expenditure on property, plant and equipment	7,801	497	7,304
Depreciation	(2,610)	24	(2,586)

Major customer

Revenues from one customer of the Group's Zimbabwe segment represents approximately $75,036 (2011- $55,848, 2010 - $22,388) of the Group's total revenues.

Caledonia Mining Corporation

29	Subsequent events

(a)	On January 24, 2013 Caledonia’s shareholders approved a share consolidation which will become effective on April 12, 2013. Caledonia’s issued common shares will be consolidated on the basis of one post consolidation share for every ten common shares currently in issue. The number of issued common shares will otherwise decrease from 517,061,780 to 51,706,178 following the implementation of the share consolidation, assuming no further common share transactions prior to the effective date. The consolidated shares will commence trading on the TSX on April 12, 2013. After the consolidation the earnings per share as stated on the Consolidated Statements of Comprehensive Income and (Loss) would be as shown below.

	2012	2011	2010
	$	$	$
Earnings per share
Basic earnings per share	0.172	0.24	0.03
Diluted earnings per share	0.172	0.24	0.03

The share consolidation will become effective after the date of authorisation of the 2012 consolidated financial statements and is therefore treated as a non–adjusting event after the reporting period.

(b)	At the same meeting on January 24, 2013 Caledonia’s shareholders resolved that the stated capital account maintained in respect of the Common Shares be reduced by $140,000,000 Cdn., and an offsetting increase shall be made to the contributed surplus account to be recorded on the Company’s financial statements.

(c)	On February 22, 2013 Caledonia paid a maiden dividend of $0.005 per share to all shareholders of record as of February 8, 2013. The gross dividend payable amounted to $ 2,585,309

(d)	During January 2013 three directors of the Company exercised share options and acquired 2,600,000 shares in the company

Caledonia Mining Corporation

EXHIBIT #14b

CALEDONIA MINING CORPORATION

PROXY AND INFORMATION CIRCULAR

Issued for the Annual Meeting of

the Shareholders Held May 24, 2012

Notice of Annual General and Special

Meeting of Shareholders

to be held May 24, 2012

Proxy and Information Circular

CALEDONIA MINING CORPORATION

April 20, 2012

Information about Caledonia Mining Corporation may be viewed on its website at

www.caledoniamining.com

NOTICE OF ANNUAL GENERAL AND SPECIAL

MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders of Caledonia Mining Corporation (the "Company") will be held in Boardroom No. 44-01, 44th Floor, Scotia Plaza (the offices of the Company’s Toronto Solicitors, Borden Ladner Gervais LLP), 40 King Street West, Toronto, Ontario, on Thursday, May 24, 2012 commencing at 10:00 a.m. for the purposes of:

1.	receiving the annual report - which includes the financial statements and Auditors' report thereon for the financial year ended December 31, 2011;

2.	electing directors;

3.	appointing Auditors and authorizing the directors to fix their remuneration;

4.	considering an ordinary resolution to adopt a new By-Law No. 1 and repeal the existing Articles as is more particularly described in the Information Circular.

5.	transacting such other business as may properly be brought before the meeting.

A copy of the annual report, form of proxy and management proxy circular accompany this notice. Copies of the Company’s Annual Information Form, dated March 30, 2012 and its Annual Management Discussion and Analysis, dated March 30, 2012, and audited annual financial statements, have been filed on SEDAR and can be viewed there and on the Company’s website at www.caledoniamining.com.

Shareholders will be entitled to vote at the meeting in person or by proxy. Shareholders not attending the meeting may exercise their right to vote by signing, dating and returning the proxy provided – or instruct intermediaries who hold their shares to submit proxies on their behalf. Registered shareholders may also submit their votes electronically by following the accompanying instructions.

BY ORDER OF THE BOARD

DATED: April 20, 2012

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation by and on behalf of the management of Caledonia Mining Corporation (the "Company") of proxies to be used at the Annual General and Special Meeting (the "Meeting") of Shareholders of the Company to be held on Thursday, May 24, 2012 at 10.00 am local time, in Boardroom 44-01, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by officers, employees or agents of the Company. The cost of any such solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company. A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name, who need not be a shareholder of the Company, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy. Proxies may also be submitted electronically pursuant to the instructions which accompany this Information Circular. In all cases, the completed proxy is to be deposited at, or supplied to, the offices of Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than 4:30 p.m. (Toronto, Canada local time) on Tuesday, May 22, 2012.

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

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR all of the matters referred to in the Notice of Meeting and FOR the re-election of the existing Directors.

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

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 20, 2012, the Company had issued and outstanding 506,049,280 common shares, each carrying the right of one vote per share. To the best of the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all issued shares of the Company except Pinetree Resource Partnership, of Toronto, Ontario, Canada.

The Board of Directors of the Company has fixed the record date as April 20, 2012 for the purpose of determining who is entitled to receive Notice of Meeting. Shareholders entitled to vote at the meeting will be the shareholders of record at 4:30 p.m. (Toronto, Ontario time) on Tuesday, May 22, 2012. The failure of any shareholder to receive notice of the Meeting shall not deprive the shareholder of voting at the Meeting.

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

Name, Office Held and Municipality of Residence	Principal Occupations during past 5 years	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
Carl R. Jonsson,(2)(3)(4)(5) Director, Chairman & Secretary Vancouver, British Columbia, Canada	Lawyer. Principal of Tupper, Jonsson & Yeadon, Barristers & Solicitors.	1992	559,469
Stefan E. Hayden, (3)(4)(5) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and Director of all Caledonia’s subsidiary companies.	1996	4,380,000
James Johnstone,(1) Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of various subsidiary companies until September 30, 2006.	1997	Nil
5

F. Christopher Harvey, (1) Director Oakville, Ontario, Canada	Retired. Until 31 December 2005 employed as Technical Director and Secretary of the Company and Director of various subsidiary companies.	1993	1,204,300
Robert W. Babensee (1)(2) Director Toronto, Ontario, Canada	Retired Chartered Accountant. Formerly an assurance specialist in the Canadian accounting firm of BDO Dunwoody LLP (retired December 31, 2004). Formerly the CFO of Golden China Resources Ltd.	2008	Nil
Steven Curtis (5) VP Finance, Chief Financial Officer & Director Johannesburg, South Africa	Financial Director Avery Dennison SA (Pty) Ltd. until March 2006. Since April 2006 VP Finance, Chief Financial Officer and Director of Caledonia	2008	Nil

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

Carl Jonsson-     Bonterra Energy Ltd.

                    -     Comet Industries Ltd.

                    -     Acrex Ventures Ltd.

                    -     DV Resources Ltd.

                    -     Geomark Exploration Ltd.

                    -     Pine Cliff Energy Ltd.

-    Alita Resources Ltd.

-    Astorius Resources Ltd.

Robert W. Babensee - none

The Company has not adopted – although the Board of Directors is considering – a “majority voting policy” as recommended by the Toronto Stock Exchange. As a result shareholders can only cast their votes “For” or to “Withhold” in relation to the election of an individual proposed director. A majority voting policy allows shareholders to vote “for” or “against” the election of an individual proposed director and it requires any Director nominee who receives less than a majority of “For” votes to resign from the Board.

APPOINTMENT OF AUDITORS

The shareholders will be asked to vote for the appointment of BDO Canada LLP as Auditors of the Company, to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed, at remuneration to be settled by the Board of Directors. Approval of the ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by holders of Shares represented at the meeting.

APPROVAL OF NEW GENERAL BY-LAW AND REPEAL OF ARTICLES

When the Company was created by the amalgamation of three predecessor companies in 1991 under the British Columbia Company Act it adopted Articles as the document regulating the conduct of its business and affairs. When the Company subsequently Continued under the Canada Business Corporations Act (“CBCA”) it did not amend the Articles. Under the CBCA the document regulating the Company’s conduct of its business affairs is typically referred to as a By-Law. There is nothing in the existing Articles which are inconsistent with the requirements of the CBCA – but there are some now inappropriate obsolete references to the BC Company Act. The Board of Directors resolved, effective April 2, 2012, to effect minor revisions in the document to correct references to the appropriate corporate legislation. No material changes to the document are being made.

The BCCA provides that directors may amend, repeal or adopt by-laws but only subject to approval by an ordinary resolution passed at the next subsequently held general meeting of the shareholders. Accordingly, the shareholders will be asked to pass the following ordinary resolution at the forthcoming General Meeting:

“Resolved that the Company’s Articles be repealed and that a document submitted to the Meeting and entitled “By-Law No. 1” dated and signed by the Company’s Secretary for identification April 2, 2012, be adopted as By-Law No. 1 of the Company.”

Because the text of By-Law No. 1 is in excess of 25 pages in length it is not being reproduced in this Information Circular. A copy is available upon request to the Company and a copy will be available at the General Meeting of the Shareholders for review. It can also be viewed on the Company’s website.

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

QUORUM REQUIREMENTS

The quorum requirement is that there be two members present in person or by proxy and that there be shareholder representation in person or by proxies of shareholders holding at least 5% of the issued shares of the Company. As the Company has 506,049,280 shares issued the requirement for the forthcoming meeting will be that there be shareholder representation of at least 253,024,464 shares.

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

REPORT ON EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with the requirements of Canadian National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2009, 2010 and 2011 in respect of the Company’s named executive officers: A named executive officer (“NEO”) means each of the following individuals:

(a)	The Chief Executive Officer;
(b)	the Chief Financial Officer;
(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year.

Summary Compensation Table

Name and principal position (a)	Year (b)	Salary($) (c)	Share-based awards ($) (d)	Option- based awards ($) (e)	Non-equity incentive plan compensation ($) (f)		Pension value ($) (g)	All other compensation ($) (h)	Total compensation ($) (i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
Stefan Hayden(1) Chief Executive Officer	2011 2010 2009	459,961 456,396 450,540	- - -	- - -	- - -	- - -	- - -	127,448 115,591 117,833	587,409 571,987 568,373
Steve Curtis Chief Financial Officer	2011 2010 2009	255,428 242,050 246,240	- - -	- - -	- - -	- - 7,779	- - -	50,000 42,406 10,000	305,428 284,456 264,019
Rupert Pardoe(2) Chairman of the Board	2010 2009	- -	- -	- -	- -	- -	- -	38,000 150,000	38,000 150,000
Mark Learmonth VP Business Development and Investor Relations	2011 2010 2009	180,230 179,458 162,601	- - -	- - -	- - -		- - -	15,000 14,937 -	195,230 194,395 162,601
Trevor Pearton VP Exploration	2011 2010 2009	180,230 179,458 161,141	- - -	- - -	- - -	- - 6,203	- - -	10,000 8,962 -	190,230 188,420 167,344

(1)	Mr. S. E. Hayden is employed indirectly by the Company through an agreement with a private company. The amounts shown are the amounts paid to the private company.

23) Rupert Pardoe resigned as a Director and Chairman December 10, 2010

Outstanding share-based awards and option-based awards

This table shows, for each NEO, for all awards outstanding at the end of the most recently completed financial year – December 31, 2011.

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price ($) (c)(2)	Option expiration date (d)	Value of unexercised in-the-money options ($) (e)(1)	Number of shares or units of shares that have not vested (#) (f)	Market or payout value of share-based awards that have not vested ($) (g)(1)

Stefan Hayden	6,000,000 3,000,000	0.07 0.13	Feb. 11, 2013 Jan. 31, 2016	360,000 -	- -	- -
Steve Curtis	300,000 400,000 2,300,000 2,500,000	0.07 0.07 0.07 0.13	May 11, 2016 May 31, 2012 Feb. 12, 2013 Jan. 31, 2016	18,000 24,000 138,000 -	- - - -	- - - -
Mark Learmonth	1,000,000 1,500,000	0.07 0.13	Jul. 1, 2013 Jan. 31, 2016	5,100 -	- -	- -
Trevor Pearton	150,000 400,000 250,000	0.07 0.07 0.13	Apr. 29, 2014 Feb. 12, 2013 Jan. 31, 2016	9,000 24,000 -	- - -	- - -

(1) Values in column (e) are calculated based on the difference between the option exercise price of $0.07 per share and $0.13 - the closing price of the Company’s shares on the Toronto Stock Exchange (“Exchange”) on December 31, 2010.

(2) All of the options detailed above and exercisable at $0.07 per share were originally exercisable at various prices between $0.11 and $0.26 per share. Effective August 10, 2010 the exercise prices of all of such options were reduced to $0.07 per share. The options shown which are exercisable at $0.13 per share were granted to the NEO’s January 31, 2011. On that date the closing price of the Company’s shares on the Toronto Stock Exchange was $0.13 per share.

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

Incentive plan awards – value vested or earned during the year ended December 31, 2011:

During the fiscal year no incentive plan awards were granted to any of the NEOs except the share purchase options which were granted to them as detailed on page 8.

All of the options which the Company has granted have been granted pursuant to the Company’s Option Plan – which can be viewed on the Company’s website.

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

(b)	The compensation packages of the NEO’s contain various elements, as follows:

(i)	Mr. Hayden’s compensation contains a number of elements:

A.	His compensation is provided through an agreement with a management services contract with Epicure Overseas S.A., a private Panamanian company (“management company”), which contain requirements for the payment of the equivalent of a basic salary, an annual increase in the basic rate of pay based on increases in the annual Canadian Cost Of Living Index, and bonuses for reaching certain specified benchmarks. The benchmarks are the achievement of various defined elements of success with respect to progress in the Company’s development of its mineral properties, securing financing for the Company and achieving the completion of certain agreements that would be of particular benefit to the Company. For each benchmark achieved the management company is entitled to receive a bonus equal to 7.5% of the base remuneration paid for the year in which the benchmark is achieved. The remuneration paid to the management company for 2011 was $459,961. No benchmark bonuses were paid to the management company during 2011. The agreement with the management company also provides for the payment to it of a monthly amount to compensate for the personal expenses incurred by Mr. Hayden in performing his services for the Company - in lieu of having to keep records and present invoices for the detailed expenses. The monthly approved unvouchered expense allowance paid for 2011 in total was $102,448 and the amount is also increased annually by the annual increase in the South African cost of living index;

B.	His remuneration also includes grants of share purchase options;

C.	Indirectly Mr. Hayden receives a further element of compensation in that the Company rents its Johannesburg office facilities from a private company, the shares of which are owned by members of Mr. Hayden’s family.

(ii)	The remuneration for each of Messrs. Curtis, Learmonth and Pearton consists of a salary, discretionary bonus and share purchase options;

(c)	While the NEO’s have all been granted share purchase options they were, for most of the period until they were repriced to $0.07 per share, effective August 10, 2010, “out of the money” and had not resulted in the NEO’s receiving any benefits from the options. Messrs. Hayden and Curtis are also paid the same per annum directors’ fees (currently $25,000 per annum) that are paid to all of the Directors.

(d)	The various elements of the compensation of the NEO’s have been chosen to make the compensation packages competitive with what is offered by other comparable companies. The actual amounts are settled by negotiations with the NEO’s from time to time.

(e)	In settling the agreed amounts of the compensation payable to Mr. Curtis, and to the company which provides Mr. Hayden’s services, consideration was given to the fact that both of them work out of the Company’s office in Johannesburg, South Africa with minimal office support personnel – with the result that it is expected that they will, on average, work substantially longer than what might be considered normal hours for executives, and perform a wider variety of services for the Company than might otherwise be expected from people holding their positions.

Director compensation table

This table shows all amounts of compensation paid or provided to the Directors – exclusive of the NEO’s whose compensation is detailed in the Summary Compensation Table on page 5 - for the Company’s financial year ended December 31, 2011.

Name (a)	Directors Fees earned ($) (b)	Share- based awards ($) (c)	Option- based awards (d)(1)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation ($) (g)	Total ($) (h)
James Johnstone	25,000	-	1,600,000	-	-	(3)	30,000
Christopher Harvey	25,000	-	1,600,000	-	-	(3)	30,000
Carl R. Jonsson	25,000	-	1,600,000	-	-	(2)	25,000
Robert Babensee	25,000	-	1,750,000	-	-	(3)	35,000

(1) The options shown in this column were granted to the named individuals on January 31, 2011. On that date the closing price of the Company’s shares on the Toronto Stock Exchange was $0.13 per share. As a result, the options had no value at the date they were granted.

(2) Carl R. Jonsson is a principal of the Vancouver law firm of Tupper, Jonsson & Yeadon which acts as the Company’s principal lawyers. Mr. Jonsson’s services to the Company are rendered through Tupper Jonsson & Yeadon and he, accordingly, indirectly shares in fees paid to that firm for services rendered. Mr. Jonsson does not get paid any other direct remuneration for his services or for acting as the Company’s Board Chairman and Corporate Secretary.

(3)     In addition to their Directors’ fees Mr. Babensee receives $10,000 per year for acting as Chairman of the Audit Committee and Messrs. Johnstone and Harvey receive $5,000 per year for acting as members of the Audit Committee.

The Company does not have a long-term incentive plan, a pension plan or other form of defined benefit plan – other than its Stock Option Plan.

The Compensation Committee reviews the compensation paid to directors annually. Based on compensation paid to Directors at other companies comparable to Caledonia and on the additional risks and responsibilities assumed by the directors it recommends compensation paid to Caledonia’s directors. From July 1, 2004 to June 30, 2009 the fees paid to Directors were $10,000 per year, an hourly amount for preparation and participating in telephone board meetings and a per diem fee for travel time to, and participating in, board meetings. Since June 1, 2009 the fees have been changed to a flat fee per year (presently $25,000) - plus reimbursement for out-of-pocket expenses incurred in relation to attendance at Board or Committee meetings.

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

(c) a service agreement between Caledonia and Mr. Curtis dated April 1, 2008.

Composition of the Compensation Committee

The Company has a Compensation Committee (“Committee”) - presently comprised of two directors - Carl Jonsson (Chairman) and Robert Babensee. All issues as to compensation of the Directors and Officers are considered by the Committee. Mr. Jonsson provides the Company with legal services and as a Director, Officer and Committee member. He has therefore been a service provider within the past three years and is not considered an independent director. Mr. Babensee is independent.

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the common shares of the Company with the TSX Composite Index for the last five years on the basis of cumulative total return.

Caledonia Shares vs TSX Composite at December 31, 2011 (assuming $100 of Caledonia shares were purchased on January 1, 2007:

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

The Company does not have a significant shareholder, defined by the Toronto Stock Exchange as a shareholder with the ability to exercise a majority of votes for the election of directors.

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

Copies of any of the documents which are described in the Information Circular as being available to be viewed on the Company’s website. They also can be obtained by contacting the Company at:

Suite 1201, 67 Yonge Street,
Toronto, Ontario, Canada M5E 1J8
Phone: 1-416-369-9835
email: Jonsson@securitieslaw.bc.ca

BY ORDER OF THE BOARD OF DIRECTORS DATED: April 20, 2012

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
18

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
19

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
20

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
21

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

The only director who acts as a director of other reporting issuers is Carl Jonsson. He is a director of the following other reporting issuers:

-            Bonterra Energy Ltd.

-            Geomark Exploration Ltd.

-            Comet Industries Ltd.

-            Acrex Ventures Ltd.

-            DV Resources Ltd.

-            Pine Cliff Energy Ltd.

-            Alita Resources Ltd.

-            Astorius Resources Ltd.

(e)        Disclose whether or not the independent directors hold regularly schedules meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors

The Company holds one regularly scheduled in-person Board Meeting annually - held in conjunction with the AGM - and at least five regularly scheduled telephone conference Board Meetings each year. The agendas of these meetings occasionally include the holding of a meeting “in camera” which excludes participation by Messrs. Hayden and Curtis as the Directors representing management of the Company. Open and candid discussion is encouraged at all meetings. Meetings only include meetings of the independent directors if such a meeting is requested by an independent director. In 2011 there was a total of seven meetings of the board of directors including the scheduled meetings mentioned above - and three meetings of the independent directors.

(f)         Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors

Carl Jonsson, who is also the Company’s principal Solicitor and Corporate Secretary and who is not considered independent, was appointed Chairman of the Board December 10, 2010. The Chairman of the Board has the responsibility of overseeing the efficient operation of the Board and its committees. The Board does not have a lead director and no specific independent director who is responsible to provide leadership of the independent directors.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	The Company held seven Board meetings in 2011. All of the Directors attended all of the meetings except that Chris Harvey did not attend one meeting and Jim Johstone did not attend two meetings.
2. Board Mandate Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Company has a written Charter of the Board of Directors. It can be viewed on the Company’s website at www.caledoniamining.com
24

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

b)         Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The Company does not provide continuing education for its directors except if and when a director makes a request. Directors are encouraged to attend relevant seminars and other educational presentations when they are available. Other directors periodically discuss the performance of the directors on an informal basis.

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

The Compensation Committee is comprised of Robert Babensee, who is an “independent” Director, and Carl Jonsson who is considered to be “non-independent”. With respect to Directors’ and Officers’ compensation generally it is considered by the full Board which has 50% “independent” Directors.

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

Neither the Board, the Committees nor individual Directors are regularly assessed with respect to their effectiveness and contribution. In the annual Board Meetings held in conjunction with the Annual General Meeting there was always discussion of the performance of the Board and the Committees.

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

b)         Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The Company does not provide continuing education for its directors except if and when a director makes a request. Directors are encouraged to attend relevant seminars and other educational presentations when they are available. Other directors periodically discuss the performance of the directors on an informal basis.

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

The Compensation Committee is comprised of Robert Babensee, who is an “independent” Director, and Carl Jonsson who is considered to be “non-independent”. With respect to Directors’ and Officers’ compensation generally it is considered by the full Board which has a majority of “independent” Directors.

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
31

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

Neither the Board, the Committees nor individual Directors are regularly assessed with respect to their effectiveness and contribution. In the annual Board Meetings held in conjunction with the Annual General Meeting there was always discussion of the performance of the Board and the Committees.

Directors and Management at April 20, 2013

BOARD OF DIRECTORS	OFFICERS
C. R. Jonsson (2) (3) (4) (5) - Chairman	C. R. Jonsson - Chairman
Principal of Tupper Jonsson& Yeadon	Corporate Secretary
Barristers & Solicitors	Principal of Tupper Jonsson& Yeadon
Vancouver, British Columbia,	Barristers & Solicitors
Canada	Vancouver, British Columbia,
Canada

S. E. Hayden(3) (4) (5) (6) (7)	S. E. Hayden
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (1) (6)	S. R. Curtis
Retired Mining Engineer	Vice-President Finance and Chief Financial Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

R. Patricio (7)
Non- executive Director	Dr. T. Pearton (6)
Toronto, Ontario, Canada	Vice-President Exploration
Johannesburg, South Africa
32

R. W. Babensee (1) (2)	J.M. Learmonth (7)
Chartered Accountant – Retired	Vice-President Business Development
Toronto, Ontario, Canada	Johannesburg, South Africa

S. R. Curtis (5) (7)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa

BOARD COMMITTEES
L.A. Wilson (1) (7)	(1) Audit Committee
Non- executive Director	(2) Compensation Committee
Rowayton, Connecticut,	(3) Corporate Governance Committee
Connecticut, USA	(4) Nominating Committee
(5) Disclosure Committee
J. L. Kelly (1) (7)	(6) Technical Committee
Non- executive Director	(7) Strategic Planning Committee
Pound Ridge, New York,USA

CORPORATE DIRECTORY	SOLICITORS
CORPORATE OFFICES	Tupper, Jonsson & Yeadon
Canada - Head Office	1710-1177 West Hastings St, Vancouver,
Caledonia Mining Corporation	British Columbia V6E 2L3 Canada
Suite 1201, 67 Yonge Street
Toronto, Ontario M5E 1J8 Canada	Borden Ladner Gervais LLP
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Suite 4100, Scotia Plaza
info@caledoniamining.com	40 King Street West
Toronto, Ontario M5H 3Y4 Canada
South Africa – Africa Office
Greenstone Management Services (Pty) Ltd.	AUDITORS
P.O. Box 834	BDO Canada LLP
Saxonwold 2132	Chartered Accountants
South Africa	Suite 3300, 200 Bay Street
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada
Zambia
Caledonia Mining (Zambia) Limited	REGISTRAR & TRANSFER AGENT
P.O. Box 36604	Equity Transfer Services Inc.
Lusaka, Zambia	Suite 400 200 University Ave.
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Toronto, Ontario M5H 4H1 Canada
Tel: (416) 361 0152 Fax: (416) 361 0470
Zimbabwe
Caledonia Holdings Zimbabwe (Limited)	BANKERS
P.O. Box CY1277	Canadian Imperial Bank of Commerce
Causeway, Harare	6266 Dixie Road
Zimbabwe	Mississauga, Ontario L5T 1A7 Canada
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248
NOMADS AND BROKERS (AIM)
Canaccord Genuity Limited
88 Wood Street
CAPITALIZATION at March 26, 2013	London EC2V 7QR
Authorised: Unlimited	Fax: +44 20 7523 8134
Shares, Warrants and Options Issued:	Tel: + 44 20 7523 8000
Common Shares: 5517,061,780
Warrants: Nil	SHARES LISTED
Options: 30,696,500	Toronto Stock Exchange Symbol “CAL”
NASDAQ OTC BB Symbol "CALVF"
London “AIM” Market Symbol “CMCL”
Web Site: http://www.caledoniamining.com

EXHIBIT #14c

CALEDONIA MINING CORPORATION

MINERAL PROPERTIES

The following is a summary of Caledonia’s mineral properties and the capitalized costs as at the 31st December 2012 – in Canadian dollars:

Africa:

South Africa	-
Zambia	10,894,000
Zimbabwe	11,592,000

$ 22,486,000

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

EXHIBIT #14e

SUMMARY OF INDEPENDENT TECHNICAL REPORT ON

THE BLANKET MINE PROPERTY IN ZIMBABWE

Prepared by The MSA Group

on behalf of

Caledonia Mining Corporation

June 28, 2011

Qualified Persons who prepared the Report  - Bruno Bvirakare (primary author)

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

Three types of mining methods are used at the Blanket Mine:

  Underhand stoping in the narrow ore bodies
  Shrinkage stoping where blocky sidewalls are evident
  Longhole stoping in the wider ore bodies, using 15 m sub-levels.

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

The Report, authorized by Mike Robertson and Bruno Bvirakare, dated June 28, 2011, can be viewed on the Company’s website. pursuant to the links “Investors” and “Technical Reports” - and on SEDAR at: www.sedar.com

EXHIBIT #14f

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

e)           Property details

See Table 14 g(i).

f)            Conditions of retention, Payments etc

See Table 14 g(i). Claim fee payments are made by Blanket Gold Mine (responsible person – V. Naik).

g)           Property area – see Table 14 g (i)

The protection of non-producing claims is the subject of ongoing discussions as the claim protection fees have been dramatically increased and the economic feasibility of protecting all claims is being assessed.

Table 14g(i)

CLAIM BLOCK / PROPERTY NAME	NUMBER OF CLAIM BLOCKS	CLAIM TYPE	CLAIM/BLOCK NUMBERS	EXPIRY DATE/S	AREA (ha)
Gwanda Claims					
Blanket Mine					
Valentine	26	Gold	GA2767-92	21-Mar-13	240.6
Oqueil	36	Gold	35928-63	29-Jan-13	270.0
Harvard	1	Base	5576BM	02-Feb-13	25.0
Blanket	11	Gold	GA512, GA547,GA247-8, GA349, GA5030, 1817, 31202, 3958, 6874BM, 9627BM	06-Apr-13	114.0
Feudal	6	Gold	31190, 19918, 21065, GA446, 10051BM, 10358BM	10-May-13	77.0
Lima	85	Gold	36066-117, 35753-68, 34052-67, 10925BM	02-Apr-13	828.5
Sheet	21	Gold	35628-39, 34744, 34747-51, 34856, GA341, 9629BM	03-Apr-13	179.6
Sabiwa	12	Gold &Base	GA281, GA513, 1978, 25610, 9628BM, 10922-23BM, 10894-96BM, 10049-50BM	11-Apr-13	594.0
M'budzane Rock	43	Gold	36160-202	21-May-13	353.9
Jethro	1	Gold	19923	23-Jul-12	9.0
DT	2	Gold	19923	01-Sep-13	10.0
Smiler	1	Gold	32939	26-Nov-13	10.0
Site Cemetry	1	Site	577	14-Dec-13	2
Site Compound	1	Site	701	15-Sep-13	10
Site Compound	1	Site	575	14-Dec-13	17
Site Compound	1	Site	574	14-Dec-13	7
Site Dump	1	Site	646	15-Sep-13	18
Site Housing	1	Site	573	17-Mar-13	23
Site Housing	1	Site	645	15-Sep-13	8
Site Magazine	1	Site	578	14-Dec-13	29
Site Slimes	1	Site	613	27-Mar-13	28
Blanket Exploration					
Penzance	3	Base	11264BM,11265BM,8838BM	07-Jan-13	99
Bunny's Luck	6	Base	10443-48BM	15-Jan-13	150
Cinderella	5	Base	11122-23BM,10824-26BM	19-Jan-13	428
Eagle 16	1	Base	11266BM	21-Jan-13	51
Spruit	5	Base	10623-24BM, GA532-4BM	24-Feb-13	388
Shakeshake	3	Base	10625-27BM	24-Feb-13	288
Surprise	2	Base	10628-29BM	24-Feb-13	196
Abercorn	2	Base	11269BM,10602BM	11-Mar-13	216
Banshee	1	Base	11093BM	23-Sep-13	135
Dan's Luck South	3	Base	GA537-38BM, 11268BM	11-Mar-13	135
Abercorn	1	Gold	32251	28-Mar-13	10
Annette	3	Gold	GA3258-60	30-Mar-13	24
Dan's Luck	2	Gold	32776, GA3769B	13-May-13	18
Eagle Hawk	1	Gold	30544	08-Oct-13	10
GG	7	Gold	GA3769-75	05-Jun-13	162.9
Gum	2	Gold	GA3060-61	10-Oct-13	12
Lincoln	1	Gold	30548	20-Oct-13	10
Mascot	3	Gold	GA 583, 29657, 32756	03-May-13	30
Mazeppa	1	Gold	32769	26-May-13	3
Rubicon	23	Gold	34519-20, 34794-805, 34913-21	23-Jan-13	220
Valentine	3	Gold	GA2994-96	21-Mar-13	30
Vulture	2	Gold	5031, 8106	13-Jan-13	20
Will South	1	Gold	33143	30-Sep-13	5
Site	1	Site	649	08-May-13	4
Site	1	Site	607	24-Sep-13	1
Site	1	Site	608	24-Sep-13	1
Site	1	Site	609	24-Sep-13	1
Site	1	Site	610	24-Sep-13	1
Site	1	Site	512	31-Dec-13	1

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

