Form 20-F
period 2013-12-31
CALEDONIA MINING CORP
filed 2014-05-15
CIK 766011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 20-F
ANNUAL REPORT

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ……………………………… to ………………………………

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ……………………………………………

Commission file number   000-13345

CALEDONIA MINING CORPORATION
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

Greenstone Management Services (Pty) Ltd
24 Ninth Street, Lower Houghton, Johannesburg, Gauteng 2198, South Africa
(Address of principal executive offices)

Steven Curtis, +27 11 447 2499, scurtis@caledoniamining.com, 24 Ninth Street, Lower Houghton, Johannesburg, Gauteng 2198, South Africa

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act

                                         Common Shares, without par value 52,117,908

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the closing of the period covered by the annual report: 52,117,908
Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[  ] Yes                      [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[  ] Yes                      [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

[X] Yes  [  ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[X] Yes [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]                                                      Accelerated filer [   ]                                                      Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]

International Financial Reporting Standards as issued by the International Accounting Standards Board [X]

Other [  ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17 [  ]                      Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes                      [X] No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court: N/A

TABLE OF CONTENTS

ITEM 1 - Identity of Directors, Senior Management and Advisers		9
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		9
ITEM 3 - KEY INFORMATION		9
A.	Selected Financial Data	9
B.	Capitalization and Indebtedness	10
C.	Reasons for the Offer and Use of Proceeds	10
D.	Risk Factors	11
ITEM 4 - INFORMATION ON THE COMPANY		17
A.	History and Development of the Caledonia	17
B.	Business Overview	19
C.	Organizational Structure	30
D.	Property, Plant and Equipment	30
ITEM 4A - UNRESOLVED STAFF COMMENTS		31
ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS		31
A.	Operational Results	31
B.	Trend Information	35
C.	Off-Balance Sheet Arrangements	35
D.	Tabular Disclosure of Contractual Obligations	35
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		35
A.	Directors and Senior Management	35
B.	Compensation	39
C.	Board Practices	40
D.	Employees	41
E.	Share Ownership	42
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		43
A.	Major Shareholders	43
B.	Related Party Transactions	44
C.	Interests of Experts and Counsel	44
ITEM 8 - FINANCIAL INFORMATION		44
A.	Consolidated Statements and Other Financial Information	44
B.	Significant Changes	45
ITEM 9 - THE OFFERING AND LISTING		45
A.	Offering and Listing Details	45
ITEM 10 - ADDITIONAL INFORMATION		47
A.	Share Capital	47
B.	Memorandum and Articles of Association	47
C.	Material Contracts	48
D.	Exchange Controls	49
E.	Taxation	49
F.	Dividends and Paying Agents	53
G.	Statement by Experts	53
H.	Documents on Display	53
I.	Subsidiary Information	54
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		54
A.	Currency Risk	54
B.	Interest Rate Risk	55
C.	Concentration of Credit Risk	55
D.	Liquidity Risk	55

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F ("Annual Report") and the exhibits attached hereto contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this Annual Report include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recover rates, timing of commencement of operations and Caledonia’s plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments.   This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each Annual Report, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

STATUS AS AN EMERGING GROWTH COMPANY

Recently the United States Congress passed the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), which provides for certain exemptions from various reporting requirements applicable to public companies that are reporting companies but not "emerging growth companies." We are an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. Therefore, we expect to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if we were to qualify as an "accelerated filer" or a "larger accelerated filer".

CURRENCY

All references to dollar amounts are expressed in the lawful currency of Canada, unless otherwise specifically stated.  Per share amounts are expressed in Canadian dollars.

FOREIGN PRIVATE ISSUER FILINGS

As a foreign private issuer registered under section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), we are subject to section 13 of the Exchange Act, and we are required to file Annual Reports on Form 20-F and Reports of Foreign Private Issuer on Form 6-K with the SEC.  However, we are exempt from the proxy rules under section 14 of the Exchange Act, and the short-swing profit rules under section 16 of the Exchange Act.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

This Annual Report has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All references in this Annual Report to the terms “we”, “our”, “us”, “the Company” and “Caledonia” refer to Caledonia Mining Corporation.

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 - KEY INFORMATION

A.	Selected Financial Data

Table 3 A shows the applicable selected financial data for 2010, 2011, 2012 and 2013 pursuant to IFRS and for the 1-year period 2009 in Canadian Generally Accepted Accounting Principles

Table 3 A (i) shows the applicable selected financial data for the 1-year period 2009 in United States Generally Accepted Accounting Principles.

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual  months ending April 30, 2014.

Table 3A - Selected Financial Information prepared for 2013, 2012, 2011 and 2010 pursuant to IFRS and for 2009 pursuant to Canadian Generally Accepted Accounting Principles - the figures presented being for the year ended or as of the end of each such year as applicable in the circumstances.

	IFRS				Canadian GAAP
Financial – All in C$ 000’s unless otherwise indicated	2013	2012	2011	2010	2009
Revenue	65,113	75,221	55,705	22,388	11,559
Gross Profit	29, 881	40,915	29,115	6,360	2,916
Expense - (General and administration, interest and foreign exchange including provisions and impairments)	(20,474)	(20,658)	(8,359)	(3,866)	(6,007)
Net Income /(Loss) – after income taxes from operations	(490)	7,358	12,130	1,455	(3,950)
Net Income /(Loss) – after income taxes from continuing operations	(490)	7,358	12,130	1,455	(3,950)
Cash and cash equivalent	25,222	27,942	9,686	1,145	1,623
Current Assets	36,154	35,294	18,159	6,176	5,917
Total Assets	69,602	71,827	52,402	38,159	22,090
Current Liabilities	7,534	9,280	4,566	4,629	2,759
Long Term Liabilities	10,094	6,928	7,822	7,050	2,589
Working Capital	28,620	26,014	13,588	1,547	3,158
Net Assets	51,974	55,619	40,014	26,480	16,742
Total Capital Expenditures including Mineral Properties	11,738	7,909	8,528	7,304	1,547
Financing Raised (repaid)	2,266	544	(279)	159	588

Share Information
	IFRS				Canadian GAAP
	2013	2012	2011	2010	2009
Market Capitalization ($ Thousands) at December 31	39,088	46,301	55,060	80,021	32,508
Shares Outstanding (Thousands)(1)	52,117	51,446	50,549	50,169	50,169
Options Outstanding (Thousands)(1)	2,848	3,330	4,254	3,258	3,258
Basic and diluted net income (loss) per share for continuing operations	$(0,061)	$0.17	$0.24	$0.03	$(0.08)
Basic and diluted net income (loss) per share for the year	$(0,061)	$0.17	$0.24	$0.03	$(0.08)

(1)	All share and option numbers are stated on the basis of the 1:10 reverse split that took place in 2013

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2009 to 2013
The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

On April 28, 2014, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $1.1033. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

Exchange Rate	2013	2012	2011	2010	2009
Rate at the End of the Period (1)	1.0696	0.9935	0.9767	0.9999	1.049
Average Rate (2)	1.0300	0.9998	0.9892	1.03	1.14
High Rate (1)	1.0707	1.0414	1.0468	1.0766	1.036
Low Rate (1)	0.9836	0.9676	0.9748	0.9966	1.2907

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

An investment in our common shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in our common shares.  If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of our common shares could decline and all or part of any investment may be lost.

Our operations are highly speculative due to the high-risk nature of our business, which include the acquisition, financing, exploration, development of mineral properties and operation of mines.  The risks and uncertainties set out below are not the only ones we face.  Additional risks and uncertainties not currently known to us or that we currently deem immaterial, may also impair our operations.  If any of the risks actually occur, our business, financial condition and operating results could be adversely affected.  As a result, the trading price of our common shares could decline and investors could lose part or all of their investment.  Our business is subject to significant risks and past performance is no guarantee of future performance.

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

Country Risk

The jurisdictions in which the Company operates are unpredictable.  Assets and investments in these foreign jurisdictions are subject to risks that are usually associated with operating in a foreign country and, any of these could result in a material adverse effect on the business, results of operations or financial performance of the Company.  These risks include, but are not limited to, access to assets, labor disputes and unrest; arbitrary revocation of government orders, approvals, licenses and permits; corruption; uncertain political and economic environments; bribery; war; civil disturbances and terrorist actions; sudden and arbitrary changes to laws and regulations; delays in obtaining government permits; limitations on foreign ownership; more onerous foreign exchange controls; currency devaluations; import and export regulations; inadequate, damaged or poorly maintained infrastructure; and endemic illnesses.  There can be no guarantee that governments in these jurisdictions will not unilaterally expropriate the property of companies that are involved in mining or that, have a majority foreign ownership or for any other reason.

Significant operations of Caledonia are currently conducted in Zimbabwe and, as such, these operations are exposed to various levels of political, economic and other risks and uncertainties in addition to those set out above.  These risks and uncertainties include, but are not limited to, expropriation and nationalization, or mandatory levels of Zimbabwean ownership beyond currently mandated levels; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Exploration and Development

  Exploration, development and production activities are subject to political, economic and other risks, including:
  cancellation or renegotiation of contracts;
  changes in local and foreign laws and regulations;
  changes in tax laws;
  delays or refusal in granting prospecting permissions, mining authorizations and work permits for foreign management staff;
  environmental controls and permitting;

  expropriation or nationalization of property or assets;
  foreign exchange controls;
  government mandated social expenditures;
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
  demands or actions by native or indigenous groups;
  other risks arising out of foreign sovereignty over the areas in which operations are conducted;
  lack of uninterrupted power supplies;
  lack of investment funding;
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

Subsequent to the evaluation of the latest drilling results at Nama in 2013, the Board has decided to impair the full carrying value of the Nama development assets and no further exploration funds will be allocated to the projects.

As a result of the foregoing, Caledonia’s exploration, development and production activities in Zimbabwe may be substantially affected by factors beyond Caledonia’s control, any of which could materially adversely affect Caledonia’s financial position or results from operations. Furthermore, in the event of a dispute arising from such activities, Caledonia may be subject to exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  No assurance can be given that exploration conducted by the Company will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics suitable for further development or production.

Other than the Blanket Mine, the Company’s properties are in the exploration stage and are without any known bodies of commercial ore.  Further development of the properties will only proceed upon obtaining satisfactory exploration results. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of commercial bodies of mineral reserves.  The long-term profitability of the Company’s operations will, in part, be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Government Approvals, Permits and Licenses

Government approvals, permits and licenses are required in connection with a number of the Company’s activities and additional approvals, permits and licenses may be required in the future.  The duration and success of the Company’s efforts to obtain approvals, permits and licenses are contingent upon many variables outside of the Company’s control.  Obtaining governmental approvals, permits and licenses can increase costs and cause delays depending on the nature of the activity and the interpretation of applicable requirements implemented by the relevant authority.  While the Company or its affiliates currently hold the necessary licenses to conduct its operations there can be no assurance that all necessary approvals, permits and licenses will be maintained or obtained or that the costs involved will not exceed the Company’s estimates or that the Company will be able to maintain such permits or licenses.  To the extent such approvals, permits and licenses are not obtained or maintained, the Company may be prohibited from proceeding with planned drilling, exploration, development or operation of properties which could have a material adverse effect on the Company’s business, results of operations and financial performance.

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit

Since inception in February 1992, Caledonia has recorded a loss in every year except 1994, 2000, 2010, 2011 and 2012.  As at December 31, 2013, the consolidated accumulated deficit was $161,651,000.  Failure to achieve and maintain profitability may adversely affect the market price of our common shares. There can be no assurance that we will achieve profitability in the future or at all.

Write-downs on capital assets and mineral properties are typical for the mining industry.  Caledonia’s policy is to review the assets relative to current market conditions on an annual basis.

Development Risk

The Company is engaged in further development activities at Blanket Mine.  Construction and development of projects are subject to numerous risks including, but not limited to: obtaining equipment, permits and services; changes in regulations; currency rate changes; labor shortages; fluctuations in metal prices; and the loss of community support.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal(s) from ore and to develop the mining, processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or grades, or the estimated operating costs of the mining venture are sufficient, to justify development of the deposit, or that the funds required for development can be obtained on a timely and economically acceptable basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be predicted, such as metal price and market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Depending on the price of minerals produced, the Company may determine that it is not commercially feasible to commence or continue commercial production.

Production Estimates

Estimates for future production, including those at Blanket Mine, are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

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

The Company’s revenues, operations and exploration and development projects are, and are expected to be, heavily derived from and influenced by the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years.  The price of gold is affected by numerous factors beyond the Company’s control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes and; inventory carrying costs.  The effect of these factors on the price of gold, and therefore the economic viability of the Company’s operations cannot be accurately predicted.  Caledonia has not adopted any strategies to control the effect of mineral price fluctuations because the Company’s cash resources currently exceed its planned and foreseeable commitments.

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

The operating results and financial position of Caledonia are reported in Canadian dollars in the Annual Financial Statements. The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the carrying amount of Caledonia’s assets and the amount of shareholders’ equity. Caledonia does not use any derivative instruments to reduce its foreign currency risks.

In 2009, the government of Zimbabwe made foreign currencies legal tender in Zimbabwe and abolished the Zimbabwe dollar. However, there is no guarantee that Zimbabwe will not reintroduce the local currency.

Credit Risk Exposure

Credit risk is the risk that a party with a contractual obligation to Caledonia will default causing a loss to Caledonia.  New regulations introduced by the Zimbabwean Ministry of Finance in January 2014 require that all gold produced in Zimbabwe must now be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production is sold to Fidelity.  To date, Blanket has received all payments due from Fidelity in full and on time.  This arrangement introduces a new credit risk, beyond the control of Caledonia or Blanket, that receivables and contractual performance due from Fidelity will not be paid or performed in a timely manner, or at all.

In 2009, gold bonds were issued by the Reserve Bank of Zimbabwe to Blanket Limited as a result of non-payment for gold previously sold by Blanket Mine to the Reserve Bank of Zimbabwe since 2008.  The Reserve Bank of Zimbabwe has failed to redeem the gold bonds and also failed to give any reliable verification of when Blanket Mine would be paid.  As a result of this failure, Caledonia was required to write off the gold bonds to $nil value.
Further, if Fidelity or the Zimbabwean government were unable or unwilling to conduct business with the Company, or satisfy obligations to the Company, the Company could experience a material adverse effect upon its operations and financial performance.

Black Empowerment and Indigenization

The governments of the Southern African countries in which the Company operates, currently Zimbabwe, have, or are proposing, legislation (typically referred to as “black economic empowerment” or indigenisation”) requiring companies to allow participation in their shareholdings and business enterprises by the indigenous population.  In not all instances is it assured that such interests will have to be paid for at full fair value, which may result in increased political and economic risks of operating in that area. As reported the Blanket Mine in Zimbabwe has complied with the requirements of the Indigenisation Act in Zimbabwe whereby new indigenous shareholders in Blanket acquired 51% ownership of Blanket Mine (1983) (Pvt) Ltd in 2012.

Government Regulation

Failure to comply with applicable laws, regulations and requirements in the countries in which Caledonia operates may result in enforcement action, including orders calling for the curtailment or termination of operations on its property, or calling for corrective or remedial measures requiring considerable capital investment.  Although the Company believes that its activities are currently carried out in all material respects in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties or otherwise have a material adverse effect on the Company’s business, results of operations and financial performance.

Need for Additional Funds

The Company expects that for at least 2014, 2015 and 2016, it can fund all of its exploration, development and production operations from internal funds – and that it will not have to seek externally sourced funding for those years. However there can be no guarantees and the situation will be consistently monitored.

Dependence upon Key Personnel

Caledonia’s success depends (i) on the continued contributions of its directors, executive officers, management and consultants, and (ii) on Caledonia’s ability to attract new personnel whenever Caledonia seeks to implement its business strategy.   The loss of the services of any of these persons could have a materially adverse effect on the Company’s business, prospects results of operations and financial performance. The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. There is no assurance that the Company will always be able to locate and hire all of the personnel that it may consider that it requires.  The Company, where it considers it appropriate, engages consulting and service companies to undertake some of the work function.

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

Mineral Title

The Company is not aware of any significant competing ownership claims or encumbrances respecting title to its properties.  There can be no guarantee, however, that there are no competing ownership claims or encumbrances respecting its properties or that challenges to title will not be made in the future.

Increasing input costs

Mining companies generally have experienced higher costs of steel, reagents, labor and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

Infrastructure and Related Risks

Infrastructure, including electricity supplies, that may be currently available and used by Caledonia may, as result of natural disaster, incorrect or inadequate maintenance, sabotage or for other reasons, be destroyed or made unavailable or available in a reduced capacity.  Were this to occur, operations at the Company’s properties may become more costly or have to be curtailed or even terminated, potentially having serious adverse consequences to the Company’s financial condition and viability that could, in turn, have a material adverse effect on the Company’s business, results of operations or financial performance.

Operational Hazards and Risks

The Company is subject to risks typical in the mining business.  These include, but are not limited to, operational issues such as unexpected geological conditions or earthquakes causing unanticipated increases in the costs of extraction or leading to falls of ground and rock bursts, particularly as mining moves into deeper levels.  Major cave-ins, flooding or fires could also occur under extreme conditions.  Although equipment is monitored and maintained and all staff receives safety training, accidents caused by equipment failure or human error could occur.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  As a result, the Company may incur significant liabilities and costs that could have a material adverse effect upon its business, results of operations and financial performance.

Legal Risks

Caledonia may become party to legal claims arising in the ordinary course of business.  There can be no assurance that unforeseen circumstances resulting in legal claims will not result in significant costs or losses.  In the event of a dispute arising in respect of Caledonia’s foreign operations, Caledonia may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or international arbitration.  The legal and political environments in which the Company operates may make it more likely that laws will not be enforced and that judgments will not be upheld.  If Caledonia is unsuccessful in enforcing its rights under the agreements to which it is a party or judgments that have been granted, or if laws are not appropriately enforced, it could have a material adverse effect on Caledonia’s business, results of operations and financial performance.

Illegal mining

There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

Labor Relations

Most of the employees are members of the Associated Mine Workers Union of Zimbabwe.  Pay rates for all wage-earning staff are negotiated on a Zimbabwe industry wide basis between the union and representatives of the mine owners.  Any industrial action called by the Union may affect the Company’s operations even though the Company’s operations may not be at the root cause of the action.
Strikes, lockouts or other work stoppages could have a material adverse effect on the Company’s business, results of operations and financial performance.  In addition, any work stoppage or labor disruption at key customers or service providers could impede the Company’s ability to supply products, to receive critical equipment and supplies for its operations or to collect payment from customers encountering labor disruptions.  Work stoppages or other labor disruptions could increase the Company’s costs or impede its ability to operate one or more of its operations.

Environmental, Health and Safety Factors

The Company’s exploration, development and operations are subject to environment, health and safety laws and regulations (“EH&S”) in the countries in which the relevant activity is being conducted.  There is no assurance that future changes in EH&S, if any, will not adversely affect the Company’s exploration and development programs or its operations.  There is no assurance that regulatory and environmental approvals required under EH&S will be obtained on a timely basis or at all.

A breach of EH&S may result in the temporary suspension of operations, the imposition of fines, other penalties (including administrative penalties and regulatory prosecution), and government orders, which could potentially have a material adverse effect on operations.

Future Acquisitions

Caledonia continually seeks to replace and expand its reserves through the exploration of its existing properties and may expand through acquisitions of interests in new properties or of interests in companies which own such properties.  Acquisitions involve a number of risks, including: the possibility that the Company, as a successor owner, may be legally and financially responsible for liabilities of prior owners; the possibility that the Company may pay more than the acquired company or assets are worth; the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of integrating the operations and personnel of an acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; the inability to integrate, train, retain and motivate key personnel of an acquired business; and the potential disruption of the Company’s ongoing business and the distraction of management from its day-to-day operations.  These risks and difficulties, if they materialize, could disrupt the Company’s ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on the Company’s business, results of operations and financial performance.

ITEM 4 - INFORMATION ON THE COMPANY

A. History and Development of the Company

Caledonia was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies.  It exists pursuant to the Canada Business Corporations Act

Following the creation of Caledonia its shares were listed for trading on the Toronto Stock Exchange and quoted on the NASDAQ small caps market.   On October 16th 1998, Caledonia announced that NASDAQ would no longer quote Caledonia’s securities for trading.  Caledonia’s common stock then commenced trading on NASDAQ’s OTC Bulletin Board system.  In June 2005 Caledonia was admitted to the London Stock Exchange’s AIM market under the ticker symbol “CMCL”.  Its Toronto Stock Exchange trading symbol is “CAL”.  Effective October 10, 2011 the shares commenced trading in the U.S. on the OTCQX under the ticker symbol CALVF.

The addresses and telephone numbers of Caledonia’s principal offices are:

African Office - South Africa Greenstone Management Services (Pty) Ltd 24, 9th Street, Lower Houghton South Africa (27) 11 447 2499	Representational Offices - Canada Suite 4009, 1 King Street West Toronto, Ontario, Canada M5H 1A1 (1)(416) 369-9835

Background

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

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwean company, Caledonia Holdings Zimbabwe (Private) Ltd., which held the shares of “Blanket Mine (1983) (Private) Limited, the owner of the operating Blanket Gold Mine.  The purchase consideration was $1,000,000 (U.S.) and the issuance to the vendor of 20,000,000 shares in the capital of Caledonia.  Because the Company bought the shares of the company owning the Blanket Mine it thereby acquired all of the assets of that company and assumed all of its liabilities.

From time to time Caledonia receives mineral property and business proposals from third parties for review as potential investment opportunities.  With the potential of improved political conditions in other Southern African countries, Caledonia’s management is reviewing mining opportunities in certain of these countries.

Description of Our Business

Caledonia’s activities are focused in Southern Africa.  The Company’s business during the past three completed fiscal years has been focused primarily on: (i) the operation of the Blanket Mine; (ii) increasing gold production at Blanket Mine; and (iii) achieving the indigenisation of the Blanket Mine as described below.

The Company has, during the past three completed fiscal years, conducted exploration activities in Zimbabwe and Zambia.  The Company’s main exploration efforts have been focused on: (i) gold exploration in the vicinity of the Blanket Mine in Zimbabwe; and (ii) Nama Project in Zambia.

Generally, gold mining, development and exploration in Southern Africa is not seasonal, except where heavy seasonal rainfall can affect surface mining or exploration.  Production operations at Blanket Mine are not seasonal, however, exploration activities at the Nama Project are.

Total gold production at Blanket Mine in: (i) 2013, was 45,527 ounces; (ii) 2012, was 45,464 ounces; and (iii) 2011, was 35,826 ounces.  The aggregate production at Blanket Mine for January through March of 2014, was 10,241 ounces.

Indigenization of Blanket Limited

In 2008, the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007, which stipulated that indigenous Zimbabwean citizens must hold at least 51% of all Zimbabwean companies.

On February 20, 2012, Caledonia announced it had signed a Memorandum of Understanding with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe, pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in Blanket Mine (Pvt) Limited at a transactional value of US$30.09 million.  Accordingly, Caledonia entered into agreements with each of the following indigenous shareholders to allow them to subscribe for an aggregate 51% ownership interest in Blanket Limited as follows:

•	a 16% interest was sold to the National Indigenisation and Economic Empowerment Fund for US$11.74 million;

•	a 15% interest was sold to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for US$11.01 million;

•
a 10% interest was sold to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees of Blanket Mine for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket’s employees holding participation units in the Employee Trust; and

•	a 10% interest was donated to the Gwanda Community Share Ownership Trust (“Community Trust”). Blanket paid a non-refundable donation of US$1 million to the Community Trust.

Effective November 14, 2012, four Zimbabweans were appointed to the Board of Directors of Blanket Limited, each representing one of the four entities to whom the 51% of the shares of Blanket were issued.  The other four directors of Blanket Limited are appointed by Caledonia.

Although a 51% shareholding in Blanket Mine was acquired by the Indigenisation Shareholders. The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), to determine whether Blanket Mine should continue to be consolidated by CHZ. Following the IFRS 10 assessment, it was concluded that CHZ retained control and should continue to consolidate Blanket Mine.

Employees

As of December 31, 2013, the Company had employees comprised of 762 permanent employees and 290 contractors.  Of this number, Blanket Mine has 739 permanent employees and 289 contractors.

Significant Acquisitions

Caledonia did not complete any significant dispositions or significant acquisitions for which disclosure is required since the end of the most recently completed financial year.

Subsequent Events

The Company’s authorized capital consists of (i) an unlimited number of Common Shares of which 52,117,908, were issued as of March 28, 2014 and an unlimited number of preference shares, of which none have been issued. The holders of the Common Shares are entitled to one vote per share at meetings of Shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed to the holders of the Common Shares.

In January 2014, new regulations were introduced by the Zimbabwean Ministry of Finance requiring that all gold produced in Zimbabwe be sold to Fidelity Printers and Refiners Limited (“Fidelity”), a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production is sold to Fidelity.  To date, Blanket has received all payments due from Fidelity in full and on time.

B.   Business Overview

Mining and Exploration Activities:

Gold Production

Blanket Mine (1983) Private Limited (“Blanket”)

Blanket currently sells its gold production to Fidelity Printers and Refiners in Harare Zimbabwe and only receives 98.5% of the sale proceeds in US dollars within 7 days of sale in full settlement.  This sales arrangement came into effect in January 2014, prior to this gold was sold to Metalor in Switzerland.

In terms of current regulations Blanket Mine pays a 7% royalty on gold sales revenue to the Zimbabwe Government on a monthly basis. Blanket Mine also pays an annual fee to protect the various claims amounting to approximately $120,000 pa. All fees and royalties are paid up to date.

Background

The mine is located approximately 560 km south of Harare, the capital city of Zimbabwe and 150 km south of Bulawayo, the country’s second largest city.  The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km southeast of the mine and is approximately 197 km north north-west of the South African border post of Beit Bridge.  The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800’s.  Blanket holds extensive exploration properties throughout this belt. The Blanket property was first staked in 1904 with mining and metallurgical plant operations starting in 1906 and has since produced over a million ounces of gold.

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

Property Geology

Blanket is part of the group of mines that makes up the North Western Mining camp also called the Sabiwa group of mines. Blanket’s deposits extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies.   The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to be mineralized.  It is generally on this lithology type that the various mine tailings disposal sites have been located.  Above this basal felsic unit is the ultramafic unit that includes the banded iron formations hosting the eastern ‘dormant’ cluster of mines and the mineralized bodies of the adjacent Vubachikwe Mine complex.   The active Blanket bodies (sections) are found on the overlying unit, the mafics and an andesitic unit which lies to the west, caps this whole stratigraphy.  A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect.  Ore bodies at Blanket are epigenetic and are associated with a syn-metamorphic regionally developed deformation zone characterized by areas of high strain, wrapping around relatively un-deformed remnants of the original basaltic lava flows.  It is within the higher strain regime (highly sheared rocks) that the majority of the ore bodies are located.

Production Operations

Mining Operations

As a result of the completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas can now produce up to 1,200 tons of ore daily using predominately long-hole open stoping methods. Blanket Mine now produces in excess of 45,000 ounces per year and is implementing a four year expansion program to progressively increase gold production by the end of 2016.

Metallurgical Process

In terms of Blanket’s 4 year Expansion Program the crushing and milling circuits will be expanded to handle 3,000 tons per day capacity by additions and improvements to them. Their throughput capacity is more than sufficient to handle the planned increases in mine production from the No. 6 Winze Expansion Project, and will in future be able to process any mineralised material that may be found at the Satellite Properties (as defined below).

All run of mine ore is crushed  underground to minus 150mm, hoisted to surface and crushed to minus 12mm in the surface 2-stage crushing circuit.  This material is then currently fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Gold Concentrators where approximately 49% of total mill gold production is recovered as ‘gravity’ concentrate.  The Knelson Concentrator tails are pumped through cyclones whose underflow reports to the open-circuit regrind ball mill.  The product from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach (“CIL”) plant consisting of eight, 600 cubic meter leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place.  Elution of the gold from the loaded carbon and subsequent electro-winning are done on site.  During electro winning the gold is deposited on steel wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from this acid digestion together with the re-dressed gold concentrate from Knelson Concentrators are smelted into Dore bars. The granular activated carbon is kiln regenerated before it is re-circulated back to the CIL section. The CIL plant has an overall design capacity of 3,800 tons of milled ore per day.
The Dore bars are delivered and sold, as required by Zimbabwean law, to Zimbabwe Government-operated Fidelity. After refining Fidelity export the gold to Rand Refineries in South Africa.  Rand Refineries undertakes final refining and buys the resultant gold from Fidelity. Blanket gets paid for 98.5% value of the gold sold to Fidelity within a week of delivery to Fidelity. Blanket gets paid in US dollars into its Zimbabwean bank account. Fidelity also buys the silver that is refined out of the  Dore bars delivered at a rate of 90% of what is refined and sold.

Mineral Reserve Calculations

A technical report entitled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” (the “Technical Report”) relating to the Blanket Mine, with an effective date of June 28, 2011, was prepared by MSA Geoservices (Pty) Ltd. (“MSA”), in compliance with National Instrument 43-101 - Standards for Disclosure of Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and was published on June 28, 2011.
MSA is a geological consulting company based in South Africa.  MSA reviewed the reserve and resource calculation procedures for the Blanket Mine as at December 31, 2010.  MSA’s calculation figures are shown in the following table:

MINERAL RESERVES – December 31, 2010
Classification	Tons	Grade (Au g/t)	Gold Content-ounces
Proven Reserves
Total Proven Reserves including pillars*	1,326,000	4.02	171,400
Probable Reserves
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Reserves	3,839,800	3.78	467,200
Reserve estimate is based on a gold price of US$1,100/oz.
MINERAL RESOURCES** – December 31, 2010
Classification	Tons	Grade (Au g/t)	Gold Content-ounces
Indicated	510,000	3.79	62,100
Inferred	2,408,000	5.27	***

Tonnages and ounces are rounded to the nearest 100.
Mineral Resources and Mineral Reserves are estimates and are based on a gold price of US$1,100/oz.

Note *                                Pillar tonnages have been discounted by 50%
Note **                              Mineral Resources are reported exclusive of Mineral Reserves
Note ***                            Inferred Resources are reported without estimates of metal quantities.  Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resource with be updated to a higher resource category

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

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
The full Technical Report can be viewed on the Company’s website – www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.
Since the calculation of the above December 31, 2010 figures, the Company has mined 1,054,400 tons with an average recovered gold grade of 3.99 grams per tonne, some of which has been from within the reserve and resource blocks to produce 126,718 ounces of gold at a recovery of 93.3%.  Management of Blanket Mine has concluded that on-going work and exploration on the property has resulted in the establishment of replacement reserves and resources.  An updated internal estimate of Blanket’s mineral reserves and resources as at December 31, 2013 has been prepared by Blanket Mines’ Technical Department following the standards and procedures required by NI 43-101. In preparing the Mineral Resource and Mineral Reserve estimates, the following assumptions and modifying factors were applied. A cut-off grade (pay limit) of 2.09 g/t based on a gold price of US$1300/oz, was applied. Production tonnages were increased by 8% to allow for dilution at zero grade and the grade adjusted accordingly. A metallurgical recovery of 93% was applied, marginally less than the historical 93.3% recovered grade.  The Mineral Reserve and Mineral Resource calculations estimates included in this report have been reviewed and approved by Dr Pearton, Caledonia’s Qualified Person and the results are presented in the following table:

MINERAL RESERVES as at December 31, 2013 (based on a Gold Price of US$1,300/oz)
Classification	Tons	Grade (Au g/t)	Gold Content (oz)
Proven Reserves
Total Proven Reserves including pillars*	1,349,000	3.84	166,600
Probable Reserves
Operating and Development Areas	2,121,000	3.56	243,000
Total Proven + Probable Reserves	3,471,000	3.67	409,400
MINERAL RESOURCES*** (based on a Gold Price of US$1,300/oz)
Classification	Tons	Grade(Au g/t)	Gold Content ounces
Indicated	448,000	3.81	54,900
Inferred	2,871,100	5.02	**

Note *	Pillar tonnages are discounted by 50%
Note **	Inferred Resources are reported without estimates of metal quantities. Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resource with be updated to a higher resource category.
Note ***	Mineral Resources are reported exclusive of Mineral Reserves.

Relative to the previous independent estimate of mineral reserves and mineral resources as at December 2010, the Reserves have decreased by 10% in terms of tonnage.  Resources expressed in terms of tonnage have declined by 1.6% over the same period.
While Blanket Mine has generally recorded greater than 100% conversion of resources to reserves, this positive conversion factor cannot be assumed to occur in future. Blanket Mine is situated in a country which is widely considered to be politically unstable, and this may impact on the reserve life of the mine which at present is estimated at between 6 and 7 years. However, Blanket Mine is fully indigenised and compliant with all legislation within Zimbabwe and as such is expected to be able to operate within normal parameters for the foreseeable future.
Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation’s Qualified Person as defined by NI 43-101.  Dr. Pearton has reviewed and approved the scientific and technical information included in this report.

MINE UNDER CARE AND MAINTENANCE

Eersteling Gold Mining Company Limited

This mine remains on care and maintenance and an additional $399,000 impairment has been made against the carrying value. See Note 12 of the Consolidated Audited Financial Statements of Caledonia for the year ended December 31, 2013 (the “Annual Financial Statements”).  Interested parties continue to investigate the merits of purchasing the mine and the Corporation continues to seek a suitable purchaser.

MARKETING

From 2009 until December 2013 Blanket was entitled to export and sell its entire gold production in its own name.   However since January 2014 Blanket is required to deliver and sell it’s entire gold production to Fidelity Printers and Refiners which is an organization controlled by the Zimbabwe authorities. To date, Blanket has received all payments due from Fidelity in full and on time.

KEY PERFORMANCE FACTORS

As a result of the completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas can now produce up to 1,200 tons of ore daily using predominately long-hole open stoping methods. Blanket Mine now produces in excess of 45,000 ounces per year and is implementing a four year Expansion Program to progressively increase gold production to 48,000 ounces in 2014, 52,000 ounces in 2015 and beyond by the end of 2016.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the Q4 2013 and the preceding six quarters.

Blanket management recognises the continued need to reinforce strict adherence to prescribed operating procedures by all employees.  Accordingly NOSA, an occupational health and safety specialist, has been engaged to review the SHE management system and to participate in staff training.  During the Quarter, in addition to the usual training courses: 106 personnel have been trained on incident investigation and the implementation of the SHE management system; 45 senior managers and line managers were trained on level 3 incident investigation; and 4 senior employees were trained on the Safety Supervisors Training Course.

There were no significant adverse environmental issues during the Quarter.

Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the GCSOT in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges taxes to the Government of Zimbabwe and its agencies are set out in the table below.

Blanket Mine Safety Statistics

	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2012	2012	2012	2013	2013	2013	2013
Incident Classification
Fatal	0	0	0	0	0	1	0
Lost time injury	1	0	3	2	1	7	2
Restricted work activity	4	7	7	0	7	5	9
First aid	2	4	5	4	2	2	0
Medical aid	1	1	1	2	3	2	3
Occupational illness	0	0	0	0	0	0	0
Total	8	12	16	8	13	17	14
Incidents	11	11	10	12	12	11	17
Near misses	2	3	5	3	4	7	3
Disability Injury Frequency Rate (i)	0.3	0	0.81	0.52	0.25	1.75	0.46
Total Injury Frequency Rate (ii)	2.38	3.04	4.34	2.09	3.25	4	3.2
Man-hours worked (thousands)	670	688	738	767	801	800	865

(i) A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
(ii) A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked. This includes accidents that could have caused injuries.

Blanket management recognises the continued need to reinforce strict adherence to prescribed operating procedures by all employees.  Accordingly NOSA, an occupational health and safety specialist, has been engaged to review the SHE management system and to participate in staff training.  During the Quarter, in addition to the usual training courses: 106 personnel have been trained on incident investigation and the implementation of the SHE management system; 45 senior managers and line managers were trained on level 3 incident investigation; and 4 senior employees were trained on the Safety Supervisors Training Course.

There were no significant adverse environmental issues during the Quarter.

Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the GCSOT in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges taxes to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2011	2011	306	-	13,614	13,920
Quarter 1	2012	147	-	3,353	3,500
Quarter 2	2012	38	1,000	5,042	6,080
Quarter 3	2012	108	2,000	6,366	8,474
Quarter 4	2012	123	-	5,808	5,931
Year 2012	2012	416	3,000	20,569	23,985
Quarter 1	2013	5	1,000	4,584	5,589
Quarter 2	2013	2,135	1,000	3,555	6,690
Quarter 3	2013	7	-	3,646	3,653
Quarter 4	2013	-	-	3,569	3,569
Year 2013	2013	2,147	2,000	15,354	19,501

The final installment of the advance dividend payments that were payable to GCSOT in terms of Blanket’s indigenisation transaction was made in the second quarter of 2013.  No further dividends will be payable to GCSOT until the advance dividends have been repaid by the offset of future dividends on Blanket shares that are owned by GCSOT.  Payments to the Zimbabwe government were lower in 2013 than in 2012 due to the effect of the lower gold price which resulted in lower royalty payments and lower taxable profits in the Year and increased capital expenditure which reduced income tax payments.

Gold Production

Tons milled, average grades, recoveries and gold produced and the average realized price per ounce during the Quarter, the preceding 7 quarters and Q1 2014 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tons Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)	Average Realized Price per Ounce of Gold Sold (US$/oz)
Quarter 1	2012	83,353	3.67	93.2	9,164	1,689
Quarter 2	2012	90,315	4.24	93.9	11,560	1,597
Quarter 3	2012	93,049	4.59	94.1	12,918	1,673
Quarter 4	2012	96,598	4.08	93.3	11,821	1,711
Year	2012	363,315	4.16	93.7	45,464	1,666
Quarter 1	2013	86,502	4.04	93.3	10,469	1,600
Quarter 2	2013	101,174	3.82	93.2	11,587	1,373
Quarter 3	2013	99,386	4.03	93.6	12,042	1,330
Quarter 4	2013	105,258	3.63	93.1	11,429	1,277
Year	2013	392,320	3.88	93.3	45,527	1,402
Quarter 1	2014	92,846	3.67	93.6	10,241	1,288

Gold production at the Blanket mine in the Quarter decreased from the preceding quarter due to the lower grade and recovery the effects of which were partially offset by increased ore throughput.  Production in the Quarter was also adversely affected by the additional public holiday for the President of Zimbabwe’s inauguration.  Combined production in Q1 2014 was approximately 1,700 ounces below plan primarily as a result of the achieved grade being lower than the targeted grade of 3.83 g/t Au.  Underground production tonnages and grades are discussed further in Section 4.5 of the MD&A. for 2013.

Production Costs

A narrow focus on the direct costs of production (mainly labor, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the preceding three quarters and for 2012 and 2011 have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine Cash Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce, which shows the operating cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base (i.e. “Sustaining Capex”) that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce, which shows the all-inclusive Sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

Blanket Mine: Costs per Ounce of gold produced (US$/oz)
	Year 2011	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013
On-Mine cash cost (ii)	586	570	653	587	558	666	613
Royalty(i)	72	116	112	96	93	69	101
Community costs relating to ongoing production	-	-	-	-	-	-	-
Permitting costs related to current operations	1	5	2	3	3	3	3
3rd party smelting, refining and transport costs	8	6	7	7	7	6	7
Operating cost per ounce	667	698	774	692	660	745	724
Corporate general and administrative costs (incl. share based remuneration)	94	90	97	113	93	207	124
Reclamation and remediation of operating sites	1	2	2	2	2	5	2
Exploration and study costs	-	-	1	1	2	5	2
Capital expenditure	183	67	51	147	110	213	125
All-in Sustaining Cost per ounce (ii)	944	857	924	956	866	1,175	977
Costs not related to current production
Community costs	-	25	-	181	8	-	49
Permitting costs	-	17	3	3	3	1	2
Exploration and study costs	-	-	1	3	3	4	3
Capital expenditure	12	29	45	69	107	97	78
All-in Cost per ounce (ii)	956	929	972	1,211	986	1,277	1,109
(i)  Blanket pays a royalty to the Zimbabwean government on gross revenue.  Since 1 January 2012 the royalty rate has been 7% prior to which it was 4%
(ii) Non-IFRS measures such as “On-Mine Cash Cost per Ounce”, “All-in Sustaining Cost per Ounce” and “All-in Cost per Ounce” are used throughout this document.  Refer to Section 10 of the MD&A of 2013 for a discussion of non-IFRS measures.

The on-mine cash cost per ounce of gold sold increased in the Q4 2013 due to the lower production compared to the previous quarter and to the lower sales compared to the previous quarter as a result of work-in- progress as at December 31, 2013.  Over 60% of Blanket’s costs are fixed, therefore lower production means that fixed costs are absorbed over fewer production ounces.  The value attributed to work-in-progress only includes direct labor at the mine, electricity and consumables;  on-mine administration costs are therefore absorbed into the ounces of gold sold in the quarter, further increasing the cost per ounce of gold sold.  In light of the increased production cost in the Quarter, management has focused on measures to reduce operating costs.

The royalty cost per ounce decreased during the year as a result of the lower gold prices from April 2013.

Capital investment to sustain current operations and capital expenditure not related to current production is discussed in Sections 4.7, 5.3 and 6 of the MD&A for 2013.

All-in sustaining costs increased in the Quarter compared to the previous quarter due to the effect of higher administrative expenses and sustaining capital investment in the Quarter which were allocated across the 9,545 ounces that were sold in the Quarter rather than the 11,429 ounces of gold that were produced in the Quarter.

Underground

AR South continued to be the most important production area during Q4 2013 with ore being trammed on the 630 and 750 meter haulages.  Production tonnages from all areas was at planned levels in the Quarter.  However, the achieved ore grade in the Quarter and in Q1 2014 was lower than planned due to a sub-horizontal fault which was encountered at the AR South ore body between 680 and 695 meters below surface.  This sub-horizontal fault had displaced the ore zone to the west and south and resulted in a barren block of ground, which unavoidably had to be mined, resulting in dilution the otherwise high grade material.  This dilution meant that the grade on certain stoping panels at AR Main was un-economic.  Production on these panels was stopped and re-development was required to establish other panels at the required grade.  Management believes that the above measures have been successful and that an average head grade of between 3.60 to 3.83 g/t Au can be maintained, although closer attention will be paid to grade control in future.   Production in February 2014 was also adversely affected by an unstable mains power supply and the unscheduled requirement to replace the winding rope on No. 4 Shaft.  In the weeks while the new ropes were in transit from Europe, hoisting was restricted to half speed.  Hoisting was suspended completely for three days in early March 2014 whilst the new Lebus type coiling sleeves were fitted to the winder drums and the new winding ropes were successfully installed and commissioned.

Underground development activities continued throughout the Quarter and the total development advance was 1,427 meters compared to a planned advance of 1,377 meters.  The development advance in the Quarter was 29% higher than the 1,110 meters achieved in the preceding quarter due to a reduction in lost shifts and better machine availability.  Machine availability in the previous quarter had been adversely affected by the closure of a supplier of spare parts for drilling equipment.  As a result an increased number of drilling machines were inoperative for longer than usual awaiting suitable replacement parts.  Alternative suppliers with satisfactory levels of service and equipment quality have been identified and are now being used resulting in the improved machine availability in the Quarter.  Installation of the new Centac compressor has been stalled by the inability of the Zimbabwe Electricity Transmission and Distribution Corporation (“ZETDC”), the state-owned electricity distribution company, to service their faulty transformer and equipment.  Blanket has repeatedly offered to undertake this service and maintenance itself, but ZETDC is unwilling to accept this offer.

Development has been planned such that it should allow mine production to catch up the shortfall in milled tonnage that was experienced in the first quarter of 2014 and for production to be sustained at the target rate of approximately 1,200 tons per day (“tpd”) for 2014 and 1,300tpd in 2015.

Metallurgical Plant

During the Quarter, the metallurgical plant continued to operate at better than budgeted efficiency.  Throughput was 49.8 tons per hour compared to the planned throughput of 43.0 tons per hour; while gold recovery was 93.1% compared to the budgeted rate of 93.0%.  All equipment operated to expectations and no significant unplanned downtime was experienced during the Quarter. The planned relining of Rod Mill No 4 took 80 hours and resulted in a reduction of the tons milled by the plant in February 2014.

Capital Projects

The main capital developments are:

•	the haulage extension on 22 Level from AR Main to Lima;
•	the northern extension to 18 Level haulage to Lima;

•	the 14 Level haulage extension between the Eroica and Lima;
•	the No. 6 Winze Shaft Deepening Project to the 1,080 meter level; and
•	the erection of a new mill house in anticipation of the installation of new mills to increase milling capacity which will be required to process additional material from the No. 6 Winze Project.

Further information on each of these Projects is set out below; an analysis of the expenditure on of the main investment projects is set out in Section 6 of the MD&A for 2013.

22 Level Haulage Extension Project
The 22 Level haulage extension project will link the Blanket and Lima ore bodies on the 22 Level (750 meters below surface) and will allow for the rapid commencement of mining in any new mining areas defined above 750 meters.  Crosscuts from the 22 Level Haulage are also being developed to provide the required drilling platforms for the exploration drilling below 750 meters for resource evaluation purposes.  Work on the 22 Level Haulage extension project and its associated crosscuts is being carried out simultaneously with normal mining production.

During the Quarter, the 22 Level haulage advanced a further 158 meters towards Lima (182 meters in the preceding quarter) against a plan of 162 meters.  This haulage reached the Eroica ore body in early December 2013 and further work on advancing the face was suspended in order to allow for exploration drilling into the Eroica zone.  Five holes were drilled and all identified mineralization, although the grades were rather lower than anticipated.

The crosscut from the 750 meter haulage towards the AR Main zone advanced 71 meters against a plan of 105 meters.  Work on the intermediate drilling chamber was completed and diamond drilling commenced.  One hole was drilled which intersected the AR Main mineralization as expected and a second hole has been commenced.   Development to extend the crosscut to the AR Main zone has re-commenced.

18 Level Haulage Extension Project
The 18 Level haulage extension (630 meters below surface) was planned to provide access to explore for the extension of the Sheet zone between 630 meters and 510 meters below surface.  The haulage reached its destination in the second quarter of 2013 and diamond drilling to locate a possible down-dip extension to the Sheet ore body has commenced.

Some exploration drilling below 750 meters is also being carried out from 18 Level, in addition to the planned exploration from 22 Level.  During the Quarter two further exploration holes were drilled into the Blanket zone below 750 meters in addition to the six exploration drill holes which were completed in previous quarters.  As expected, all of the eight holes into the Blanket ore body below 750 meters have intersected mineralised zones.

14 Level Haulage Project
The 14 Level Haulage between Eroica and Lima (510 meters below surface) reached the position of the Lima ore body in the second quarter of 2013.  Exploration and development work has commenced on the Lima ore body above 14 Level with the objective of upgrading the current indicated and inferred mineral resources to mineral reserves.  The ability to upgrade the mineral resources in this area to mineral reserves is an important part of Blanket Mine’s strategy to increase mining production in future years.  Note that Blanket Mine reports mineral resources exclusive of mineral reserves and that mineral resources have no demonstrated economic viability.  It is anticipated that production activities at Lima above the 510 meter level will commence in the second quarter of 2014.

No. 6 Winze Project
The No. 6 Winze project will provide access to the Blanket 2 Ore body below 22 Level by upgrading and deepening, the existing No. 6 Winze.  The pre-production capital cost of this project is estimated to be US$4 million, which will be funded from Blanket’s internal cash flows. Work on this project continues:  a specialist mechanised shaft sinking crew have commenced work and will be responsible for the high-speed sinking of the shaft.  Exploration drilling during the Year has located the Blanket 4 Ore body on strike of the 2 Ore body, which adds substantially to the strike of mineralized zones present in this area and which can be fully evaluated using the access gained via the No. 6 Winze

Mill Building Upgrade
A new building measuring approximately 20m width x 51m length and 14 m high was constructed over the current structure that houses the primary rod mills. The new structure is equipped with a 70 ton overhead crane that can transverse the entire length and width of the building and is designed to cater for servicing all the current and future primary mills. A total of more than 50 tons of steel was used during this project. The entire structure is sheeted, roof and sides down to within 3 m from the ground which will be bricked. The old mill building and its 10 ton overhead gantry will be relocated and become the new compressor house. The existing compressor house will be dismantled and re-erected as a core shed at the exploration offices.

The 22 Level Haulage Project, the 18 Level Haulage Project, the 14 Level Haulage Project and the No.6 Winze Projects are all intended to open up areas for further exploration.  Accordingly, none of these projects is the subject of a new technical report

Outlook

The surplus capacity of the Blanket leach section and crushing and milling plant enables it to immediately treat additional feed material.

There is upward pressure on costs, taxes and regulatory fees in Zimbabwe and the regulatory environment is subject to unexpected adverse changes.  Nevertheless, Blanket has surplus metallurgical plant capacity and is sufficiently cash generative so that, if the investment climate is acceptable, it could invest in projects with a view to further increasing production, thereby helping to maintain downward pressure on the cost per ounce of gold produced at Blanket Mine.

EXPLORATION AND PROJECT DEVELOPMENT

Nama Cobalt Project, Zambia

Caledonia holds four, contiguous large scale mining licenses covering approximately 800 square kilometers on the Zambian Copperbelt.  The northern boundary of Caledonia’s licensed area is the Democratic Republic of Congo border and the eastern boundary abuts against the Lubambe mining license area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine was commissioned in 2012.  These licenses have been explored both for their cobalt and their copper potential.

In September 2012, Caledonia was provided with various conditions by the Mines Development Department of Zambia in connection with its mining licenses, one of which was a requirement to commence cobalt mining by July 2013.  Commencement of cobalt mining operations is, however, contingent upon the approval of an environmental impact assessment (“EIA”) by the Zambian Environmental Management Agency (“ZEMA”) which, owing to various additional requirements requested by ZEMA, is still to be granted.

In the interim, Caledonia has decided that, in view of the small scale of the planned operations and the small economic return, the company will engage with current operators in Zambia who already have the necessary infrastructure and operation. The purpose of these discussions is to enter into an agreement whereby a second party may operate the proposed cobalt mine.

The remaining carrying value of costs previously incurred and capitalized at the Nama Cobalt Project are therefore impaired as at December 31, 2013 because substantive expenditure on further development activities in the specific area is neither budgeted nor planned and Caledonia has decided to discontinue such activities in the specific area.

Nama Copper Project, Zambia

The Nama Copper Project is located on the mining license adjacent to the Lubambe Copper Mine which is being operated as a joint venture between VALE and African Rainbow Minerals. Caledonia carried out a drilling programme at the Nama Copper Project between April 2011 and June 2013 to assess the potential for copper mineralization in the area.  The results of this program were compiled and submitted to the Mines Development Department of Zambia (ZMDD) in accordance with the conditions set out by the ZMDD to maintain the licenses.

Subsequent to the submission of results of the exploration programme to the ZMMD, a preliminary technical study based on limited technical information was carried out by African Mining Consultants. The provisional findings of this exercise were that the surface leaching of copper had resulted in a low grade cap zone and that additional stripping of waste rock would be required to access the better grades below the oxidized zone. In addition, in view of the low grades of copper encountered, i.e. between 0.4% and 0.5% copper over a mineralized zone of between 15 meters and 25 meters thick, management believes that the capital requirements of this project are such that Caledonia would be unlikely to achieve an acceptable return on the project.  Accordingly the full carrying value of costs previously incurred and capitalized at the Nama Copper Project were impaired in the Year.

No further copper exploration work was conducted in the Quarter due to the onset of the wet season which restricts access to the field area.

Blanket Gold Mine, Zimbabwe

Caledonia’s primary exploration activities in Zimbabwe are undertaken by the Blanket Mine and are discussed in Section 4.7 of the MD&A for 2013.  Blanket Mine also has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totaling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area (which comprises three former mining operations i.e. Mascot, Eagle Vulture and Penzance) which are believed to have the greatest potential of success.

GG Project

The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of seventeen diamond-cored holes totaling 4,751m of drilling.  Two zones of gold mineralization warranting further exploration have been established down to a depth of at least 300m, each with a strike length of approximately 150m.

During the Quarter work continued on opening up the 120 meter level in order to provide platforms for lateral diamond drilling.  70 meters of development were completed in the Quarter, including two diamond drilling cubbies from which horizontal and inclined holes will be drilled to probe the zones that were identified by surface drilling.  At the same time two raises were developed from 120 meter level to the 60 meter level which will be used to handle waste rock from future sub-level development.

Metallurgical test work continues on fresh material from this project.  The preliminary indications are that material from the GG Project is not compatible with Blanket’s metallurgical plant.   Exploration work will continue with the objective of identifying the extent and characteristics of mineralization at the GG Project so that an assessment can be made of the optimal processing methodology for material from the GG Project.

Mascot Project Area

Mascot was previously mined down to approximately 300 meters, exploiting an east-west trending mineralised body the extent of which decreased at depth.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, to the north and south of the mined out area.

Development towards the north zone on the 60 meters level (1 Level) entered the identified mineralised zone in the first quarter of 2013 and further development on this level was suspended until metallurgical investigations have been successfully completed and handling systems installed to allow material to be hoisted to surface.  In the Quarter, a new headgear and bin was fabricated and is ready for installation.  This will facilitate the handling of material and allow for crushing to produce a more uniform product and improve truck loading factors.

During the Quarter development and exploration has continued on the 90 meter level (2 Level) and mineralization has now been exposed covering a strike of 100 meters between 60 and 120 meter levels.  A drilling programme was also initiated to test the main Mascot shear below the deepest workings.  Two holes were drilled, both intersecting a mineralised zone approximately 60 meters below the known bottom of the old workings.  Drilling will continue on a success-driven basis to test the lateral extent of the main Mascot shear.

 Sabiwa Project
Electrical power, a headgear, single drum winder and water supply has been installed at Sabiwa, the shaft collar has been concreted, and shaft sinking has been completed to a depth of 20 meters and the initial 15 meters of the shaft has been concreted. Further work on Sabiwa is currently on hold pending an improvement in the Zimbabwean investment climate before further significant expenditure is incurred.

Environmental Policy

Caledonia is committed to maintaining the highest environmental standards such that its operations and/or its products do not present an unacceptable risk to its employees, its customers, the public or the environment. Caledonia and its subsidiaries operate under Caledonia’s Environmental Policy which encompasses the following:

•
Caledonia directs its employees and its subsidiary companies to conduct their exploration and operational activities in a professional, environmentally responsible manner, in compliance with or above the standards of all applicable legislation and policies in the jurisdictions in which they undertake business.

•
Caledonia liaises closely with the applicable government regulatory bodies and the public to optimize communication and an understanding of the Caledonia’s activities in relation to environmental protection.

•
Caledonia is committed to the diligent application of technically proven, economically feasible, environmental protection measures throughout its exploration, development, mining, processing and decommissioning activities.

•
Caledonia, on a regular basis, monitors its environmental protection management programs to ensure their compliance at or above the standards of applicable national and international regulatory requirements.

It is the responsibility of all the employees and management of Caledonia and its subsidiaries to carry out their employment activities in accordance with this code of practice. Operational line management personnel have the direct responsibility for regular environmental protection management.

Matters relating to safety, health and environment are a regular agenda item at the Company’s board meetings.

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

C.	Organizational Structure

  The Company has the following subsidiaries, all of which are wholly-owned by the Company, (unless otherwise indicated) and whose assets and revenues exceed 10% of the consolidated assets or revenues of the Company:

Subsidiaries of the Company	Country of Incorporation	Percentage held by Company
Greenstone Management Services (Proprietary) Limited	South Africa	100
Greenstone Management Services Limited	United Kingdom	100
Blanket Mine (1983) (Private) Limited(1)	Zimbabwe	49
(1) Blanket Mine (1983) (Private) Limited does not have any subsidiary companies.

D.	Property, Plant and Equipment

(a)           South Africa:

The  Eersteling gold mine, indirectly owned by the Company through its ownership of 100% of the shares of  Eersteling Gold Mining Company Limited, is essentially a fully equipped mine with all of the underground and surface equipment needed to conduct mining operations and the treatment and concentration of ore mined from the properties.  Due to the lengthy period of care and maintenance at Eersteling there has been some deterioration in the facilities which will require rehabilitation work before operations can be recommenced.  The underground workings at Eersteling were allowed to flood and will require dewatering before mining access can be resumed.  Because the mine is on care and maintenance the Company has no plans to expend further amounts on plant or equipment or to in any way expand or improve the facilities.

(b)           Zimbabwe:

The Blanket Mine, in Zimbabwe, which the Company indirectly owns 49% of through its ownership of 49% of the shares of Blanket Mine (1983) (Private) Limited,  It is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the Mine.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operational Results

Annual Operational Highlights

2013 – 2012

•
11,429oz of gold were produced during Q4, a 3% decrease in gold production on Q4 2012 (the “comparable quarter”) of 11,821oz and an 5% decrease on Blanket’s record quarterly gold production in Q3 2013 (the “preceding quarter”) of 12,042oz.  Gold production was lower than the preceding quarter due to a 3-day planned shut down for essential maintenance and a lower head grade.  The gold production of 11,429oz achieved in Q4 was 14% higher than the targeted production of 10,000oz/quarter.

•
Gold production for the 12 months to December 31, 2013 was 45,527oz, a 0.1% increase over the gold production in the 12 months to December 31, 2012 (45,464oz).  Gold production for 2013 is a new annual production record for Blanket since it commenced operations in 1906.

•
Blanket’s cash operating costs in Q4 increased to US$666 per ounce of gold produced compared to US$558 in the preceding quarter and US$603 in the comparable quarter.  The increase in costs in the Quarter was due to the reduced production compared to the previous quarter and the higher labor and consumable costs incurred in the Quarter.

•	Blanket’s cash operating costs for the Year were US$613 per ounce compared to US$570 in 2012. The increase in costs was due primarily due to increased gold in process at December 2013.

•
All-in sustaining costs per ounce of gold produced for the Quarter (i.e. including sustaining capital investment and general and administrative expenses) were US$1,175/oz compared to US$866/oz in the preceding quarter and US$937/oz. in the comparable quarter.

•	All-inclusive costs for the year 2013 were US$1,109/oz compared to US$929/oz in 2012, the increase being largely due to the CSI donation.

2012-2011

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

•
Blanket’s cash operating costs in Q4 increased to US$554 per ounce of gold produced compared to US$508 in the preceding quarter and US$521 in the comparable quarter.  The increase in costs in the Quarter was due to the reduced production compared to the previous quarter and the higher labor and consumable costs incurred in the Quarter.

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

Financial Highlights

2013 – 2012

•
Gold Sales during Q4 were 9,454oz at an average sales price of US$1,277/oz compared to 12,042oz at an average sales price of US$1,330/oz in the preceding quarter and 10,337oz at an average sales price of US$1,703/oz in the comparable quarter.

•	Gold Sales for the 2013 Year were 45,048oz at an average sales price of US$1,402oz compared to 45,181oz at an average sales price of US$1,666/oz in 2012.

•
Gross profit (i.e. after depreciation and amortization but before administrative expenses) for Q4 was $4,484,000 compared to $7,719,000 in the preceding quarter and $9,250,000 in the comparative quarter.

•	Gross profit for the Year decreased by 27% to $29,881,000 (2012: $40,915,000).

•
Net (loss)/profit after tax for Q4 attributable to Caledonia shareholders was $(14,436,000) compared to a profit of $3,733,000 in the preceding quarter and a profit of $3,353,000 in the comparable quarter.  The increase in the loss in 2013 was attributable to the impairment of the Nama Projects.

•	Net income/(loss) after tax for the Year attributable to Caledonia shareholders was $(3,055,000) compared to $8,720,000 in 2012.

•
Net income/(loss)  for 2013 and the net loss for the preceding quarter was after a non-cash, non-recurring charge of $14,203,000 for impairment of the Nama Projects and Eerstelling Gold Mining Corporation mineral property.  Further explanation of the basis of this charge is set out in Note 12 to the Consolidated Financial Statements.

•	At December 31, 2013, the Company had cash and cash equivalents of $23,426,000 compared to $25,099,000 at September 30, 2013, and $27,942,000 at December 31, 2012.

•	Cash flow from operations in 2013 before capital investment was $14,686,000 (2012: $29,721,000).

•
During Q4 Blanket made payments to the community and payments in respect of direct and indirect taxes, royalties, license fees, levies and other payments to the Government of Zimbabwe totaling US$3,569,000 compared to US$3,653,000 in the preceding quarter, and US$5,931,000 in the comparative quarter.  The total of such payments in 2013 was $19,501,000 (2012: $23,985,000).

2012-2011

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

•
During Q4 Blanket made payments to the community and payments in respect of direct and indirect taxes, royalties, license fees, levies and other payments to the Government of Zimbabwe totaling US$5,931,000 compared to US$8,474,000 in the preceding quarter, and US$5,024,000 in the comparative quarter.  The total of such payments in 2012 was $23,985,000 (2011: $13,920,000).

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

Exploration Highlights

•
Exploration continued at the Blanket Mine focused on the potential to extend the Blanket mineralization below the 750 meter level and at certain of its satellite properties. The down plunge extent of the Blanket 4 Ore body was intersected with three boreholes, all of which returned favorable gold values. Work is in progress to incorporate this mineralization into the mineral resource basis for the Blanket Mine.

•
Exploration development and diamond drilling at the two satellite projects, the GG Project and the Mascot Project have established the existence of multiple mineralized zones with potentially favorable gold grades. Further work is being done to define the extent and viability of these mineralized zones.

Corporate Highlights

•
On January 24, 2013 a Special Meeting of the Caledonia Shareholders passed special resolutions approving a reduction of Stated Capital of Caledonia’s common shares by $140m and approving the consolidation of Caledonia’s issued and outstanding common shares on the basis of one (1) post-consolidation common share for every ten (10) common shares currently issued.  Pursuant to these resolutions being passed:

•	on February 22, 2013 Caledonia paid its maiden dividend of one-half Canadian cent ($0.005) per pre-consolidation share; and

•	the share consolidation took effect on April 13th 2013.

Investing

During the Quarter Caledonia invested $3,268,000 ($2,996,000 – 2012, $1,017,000 – 2011) in property, plant and equipment including mineral properties.  Of the amount invested $297,000 ($1,775,000 – 2012, $859,000 – 2011) was spent at Nama and $2,942,000 ($1,207,000 – 2012, $108,000 – 2011) at Blanket and its satellite properties.

During the 2013 Caledonia invested $11,738,000 ($7,909,000 – 2012, $8,528,000 – 2011) in property, plant and equipment including mineral properties.  Of the amount invested $2,637,000  ($3,614,000 – 2012, $2,709,000 – 2011) was spent at Nama and $9,066,000  ($4,280,000 - 2012, $5,769,000 – 2011) at Blanket, and its satellite properties.

Financing

Caledonia financed all its operations using funds on hand and those generated by its operations.  During the Year, share options for 671,730 options were exercised raising $470,000. No other equity financing took place in the Year and none is currently planned.  Blanket has an unsecured US$2.5 million loan facility in Zimbabwe which is repayable on demand.  At December 31, 2013 this facility was drawn to the extent of $1,796,000.

Cash and cash equivalents
	2013	2012
	$	$
Bank balances	25,222	27,942
Cash and cash equivalents in the statement of financial position	25,222	27,942
Bank overdrafts used for cash management purposes	(1,796)	-
Cash and cash equivalents in the statement of cash flows	23,426	27,942

The bank overdraft facility of US$2.5 million bears interest at 8% above the bank’s base rate. The facility is unsecured and valid for 12 months and is renewable. The facility is repayable on demand.

Liquidity and Capital Resources

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statement of Cash Flows in the Consolidated Annual Financial Statements.  As of December 31, 2013, Caledonia had a working capital surplus of $28,620,000 ($26,014,000 – 2012, $13,593,000 - 2011).  As of December 31, 2013, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated present value cost of $1,572,000 ($1,015,000 – 2012, $1,785,000 - 2011).  The South African rehabilitation trust held $154,000 on cash deposit as at December 31, 2013.

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration potential of its mineral properties.

The Company’s capital includes shareholders’ equity, comprising issued common shares, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interest

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any asset retirement obligation and to pursue growth opportunities.

The Company uses available cash resources to fund and maximize ongoing exploration efforts, the Company has paid a maiden dividend and declared a further dividend based on its available cash resources.

It is intended that all of the capital investment which will be required to fund the planned growth and development at Blanket over the next four years will be funded by Blanket’s internal cash flows.

There are no exchange control restrictions on the remittance in full of dividends declared, loans or advances out of trading profits of  subsidiary companies such as Blanket (Pty) Ltd to the Group

In the opinion of the Company, the working capital is sufficient for the company’s present needs..

B.	Trend Information

As a result of the completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas can now produce up to 1,200 tons of ore daily using predominately long-hole open stoping methods. Blanket Mine now produces in excess of 45,000 ounces per year and is implementing a four year Expansion Program to progressively increase gold production to 48,000 in 2014, 52,000 in 2015 and beyond by the end of 2016.

The Company does not have a hedging programme.

C.	Off-Balance Sheet Arrangements

Not applicable.

Tabular Disclosure of Contractual Obligations

	Payments due by Period – in thousands of Canadian Dollars
	Within 1 Year	1-3 years	3-5 years	More than 5 years	Total
Short term debt	1,796	-	-	-	1,796
Trade and other payables	4,600	-	-	-	4,600
Asset retirement obligations	-	-	-	2,516	2,516
Capital expenditure commitments	178	-	-	-	178

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of our current directors and officers as of December 31, 2013. There are no family relationships between the directors and officers.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Positions held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 1, 2014
Stefan E. Hayden (3)(4)(5)(6)(7) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and Director of all the Company’s subsidiary companies.	1997	1,038,000
James Johnstone (2) (5)(6)(7) Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of several of its subsidiary companies.	1997	16,000
Steven Curtis (4)(5)(7) VP Finance, Chief Financial Officer & Director, Johannesburg, South Africa	Financial Director Avery Dennison SA (Pty) Ltd. until March 2006. Since then, VP Finance, Chief Financial Officer and Director of the Company and Director of certain of its subsidiary companies.	2006	270,000
Richard Patricio(2)(3)(7) Director, Toronto, Ontario Canada	Vice President Corporate and Legal Affairs at Pinetree Capital Ltd	2012	Nil
Leigh Wilson(1)(2)(3)(4)(5)(7) Director, Rowayton, Connecticut, USA	Chairman of the Victory Portfolios	2012	42,300
John Kelly(1)(2)(3)(7) Director, Pound Ridge, New York, USA	Chief Operating Officer of Liquidnet Holdings, Inc.	2012	Nil
Johan Holtzhausen(1)(2)(5)(6)(7) Director, Cape Town, South Africa	Business consultant and ex Audit partner of KPMG Inc.	2013	Nil
Dana Roets(6)(7) Chief Operating Officer Johannesburg, South Africa	VP and Head of Operations at Kloof Gold Mine. More recently, Dana was the COO at Great Basin Gold which had gold mining operations in the United States of America and South Africa.	2013	Nil
Mark Learmonth(5)(7) Vice-President, Business Development, Johannesburg, South Africa	Vice-President of the Company focused on investor and shareholder relations and corporate development	2008	186,730
Trevor Pearton(6)(7) Vice-President Exploration Johannesburg, South Africa	Vice-President of the Company acting as Exploration Manager of the Company and its subsidiaries	2004	Nil

Notes:
(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Corporate Governance Committee.
(4) Member of Nominating Committee.
(5) Member of Disclosure Committee.
(6) Member of Technical Committee.
(7) Member of Strategic Planning Committee.

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

James Johnstone, B.Sc., ARCST,  Director

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

Richard Patricio – Director

Mr. Richard Patricio is Vice President Legal and Corporate Affairs at Pinetree Capital Ltd. ("Pinetree"), a Toronto-based resource-specialist investor. Mr. Patricio currently holds directorships with several Canada-based publicly quoted resource companies. He previously practiced law at Osler Hoskin & Harcourt LLP in Toronto, and worked as in-house General Counsel for Teknion Corporation. Mr Patricio is also currently Vice-President Corporate & Legal Affairs of Mega Uranium Ltd. and Brownstone Ventures Inc.

Johan Holtzhausen - Director

Mr. Johan Andries Holtzhausen is a retired partner of KPMG South Africa with 42 years of audit experience, of which 36 years were as a partner focused on the mining sector. Mr Holtzhausen chaired the Mining Interest Group at KPMG South Africa and his clients included major listed mining companies operating in Africa and elsewhere, which operated across a broad range of commodities. In addition to his professional qualifications, Mr Holtzhausen holds a B.Sc. from the University of Stellenbosch, majoring in chemistry and geology.

Mr Holtzhausen is chairman of the Finance, Audit and Risk Committees of Strategic Partners in Tourism and its related party the Tourism Micro Enterprises Support Fund, both of which are not-for-profit organisations. Until 28 February 2011, Mr Holtzhausen served as a director of KPMG Inc. and KPMG Services (Pty) Ltd, both of which are private companies registered in South Africa and which provided audit, taxation and advisory services.

Dana Roets – Chief Operating Officer

Dana Roets is a qualified Mining Engineer and holds a B.Sc. Mining Engineering degree from Pretoria University (1986) and an MBA from the University of Cape Town (1995). Dana is a South African national with over 24 years of operational and managerial experience in the South African gold and platinum industry. He started his career with Gold Fields at the St Helena Gold Mine as a graduate trainee and progressed via various operational roles from being an underground shift boss to become Vice President and Head of Operations at Kloof Gold Mine in January 1999 at which time Kloof produced over 1,000,000 ounces of gold per annum. More recently, Dana was the COO at Great Basin Gold which had gold mining operations in the United States of America and South Africa. Dana Roets is located at Caledonia’s Africa office in Johannesburg, South Africa.

Dr. Trevor Pearton - B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A – Vice President Exploration

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

Mark Learmonth - Vice President, Corporate Development and Investor Relations

Mr Learmonth joined Caledonia in July 2008. Prior to this, he was a Division Director of Investment Banking at Macquarie First South in South Africa, and has over 17 years of experience in corporate finance and investment banking, predominantly in the resources sector. Mr. Learmonth graduated from Oxford University and is a chartered accountant.

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B.	Compensation

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share based awards ($)	Option-based awards		Non‑equity incentive plan compensation		Pension value	All other	Total compensation $
						($)		($)
(a)	(b)	(c)	(d)	(e)		(f)		(g)	(h)(4)	(i)
						Annual incentive plans	Long‑term incentive plans
						(f1)	(f2)
Stefan Hayden(1)	2013	485,724	_	-		131,552	_	_	153,599	770,875
Chief Executive Officer	2012	483,655	–	61,600	(2)	108,994	–	–	136,673	790,922
	2011	467,156	–	201,000	(3)	34,230	–	–	119,572	821,958
Steve Curtis	2013	328,691	_	-		53,550	_	_	35,000	417,241
Chief Financial Officer	2012	279,188	–	52,800	(2)	36,600	–	–	25,000	393,588
	2011	255,428	–	167,500	(3)	50,000	–	–	25,000	497,928
Mark Learmonth	2013	179,928	_	-		25,704	_	_	_	205,632
VP Business Development and Investor Relations	2012	176,821	–	39,600	(2)	20,628	–	–	–	237,049
	2011	180,230	–	100,500	(3)	15,000	–	–	–	295,730
Caxton Mangezi	2013	304,321	_		-	44,702	–	–	11,158	360,181
General Manager and Director of the Blanket Mine	2012	262,932	–	44,000	(2)	18,802	–	–	–	325,734
	2011	166,965	–	134,000	(3)	56,003	–	–	–	356,968
Trevor Pearton	2013	161,704	_	-		13,880	_	_	_	175,584
VP Exploration	2012	170,688	–	11,000	(2)	13,752	–	–	–	195,440
	2011	180,230	–	16,750	(3)	10,000	–	–	–	206,980

(1)      Mr. S. E. Hayden is employed indirectly by the Company through an agreement with a management company, as detailed in 7B.  The amounts shown are the amounts paid to the management company.  Of the amount shown in column (h), $118,599 was paid to reimburse unvouchered expenses and $35,000 was director fees.

(2)      The share purchase options shown were granted to the NEOs on September 10, 2012 and expire on September 10, 2017.  They were all fully vested at the date of being granted and are all exercisable at $0.90 per share.  The fair value is calculated using the Black Scholes methodology using the following assumptions:

•	Risk-free interest rate – 1.0%

•	Expected stock price volatility – 58.37%

•	Expected option life in years – 5 years

•	Fair value at grant date - $0.44

(3)      The share purchase options shown were granted to the NEOs on January 31, 2011 and expire on January 31, 2016.  They were all fully vested at the date of being granted and are all exercisable at $1.30 per share .  The fair value is calculated using the Black Scholes methodology using the following assumptions:

•	Risk-free interest rate – 1.1%

•	Expected stock price volatility – 60.47%

•	Expected option life in years – 5 years

•	Fair value at grant date - $0.67

(4)      Apart from S E Hayden, the total amount shown in (h) relates to directors fees paid to the NEO.

A $45,000 fee is paid to each director annually. This revised fee was effective from July 1, 2013.

The Company has a Stock Option Plan pursuant to which it grants options to directors, offices and key employees from time to time.  The numbers of shares covered by the various options granted are determined by the Company’s Compensation Committee subject to approval by the Board of Directors.  One hundred percent (100%) of the share purchase options which are presently outstanding are in favor of directors, offices and key employees of the Company and, in some cases, its subsidiaries, and providers of services to the Company or its subsidiaries.

Caledonia does not have a bonus or profit-sharing plan.  Caledonia does not have a pension, retirement or similar benefits scheme.

C.Board Practices

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

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for:

(a)
a “Key Executive Severance Protection Plan” between Caledonia and S.E. Hayden dating from 1996 and the indirect employment of Mr. S.E. Hayden through a management and administrative agreement with the management company.  The “Severance Plan” calls for severance payments of two years’ compensation to Mr. Hayden if his employment is terminated as a result of a change of control of Caledonia. If this was triggered as at Dec 31, 2013 the payment would have been $1,208,646

(b)
a service agreement between Caledonia and Mr. Curtis dated April 1, 2008. This agreement includes an option for Mr. Curtis to terminate the contract in the event of a change in control of the Company and to receive a severance payment of two years’ compensation plus a payment for the balance of any existing contract at the time of a change in control.  If this was triggered as at Dec 31, 2013 the payment would have been $657,382

Details concerning Caledonia’s Board Composition, Audit, Compensation, Nominating, Disclosure and Corporate Governance committees are given in the 2013 Information Circular attached as Exhibit #14b.

The following persons comprise the following committees:

Audit	Compensation	Governance	Nominating	Disclosure
J Holtzhausen	L Wilson	L Wilson	L Wilson	L Wilson
L Wilson	J Kelly	J Kelly	S E Hayden	S E Hayden
J Kelly	J Holtzhausen	S E Hayden	S R Curtis	S R Curtis
	J Johnstone	R Patricio		J Johnstone
	R Patricio			J Holtzhausen
M Learmonth
Technical	Strategic
S E Hayden	S E Hayden
J Johnstone	L Wilson
J Holtzhausen	J Kelly
D Roets	S R Curtis
T Pearton	R Patricio
M Learmonth
D Roets
T Pearton
J Holtzhausen J Johnstone

Terms of reference of the Audit Committee are given in the Charter of the Audit Committee.  The Charters of Company Committees are available on the Company’s website or, on request, from the Company’s offices listed in this report.

The Company’s Audit Committee is comprised of the following Directors (i) Johan Holtzhausen (Chair), (ii) Leigh Alan Wilson, and (iii) John Lawson Kelly.  Each member of the Audit Committee is considered independent as defined under NI 52-110 and as defined pursuant to Section 803 of the NYSE MKT Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under National Instrument 52-110 Audit Committees.  The SEC has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

D.	Employees

The average, approximate number of employees, their categories and geographic location for each of the last 5 years are summarized in the table below:

Geographic Location and Number of Employees:
Employee Location etc.	2009	2010	2011	2012	2013
Total Employees
South Africa (African Office)	8	10	10	10	13
Zimbabwe – approx.(i)	750	794	856	860	1,028
South Africa (Mine Security and Operations and Exploration)	2	1	1	1	1
Zambia (Head Office and Security)	8	8	8	8	8
Total Employees at all Locations	768	813	875	879	1,050

(i) the number of employees in Zimbabwe varies slightly from month-to-month.

Management and Administration:
Employee Locations:	2009	2010	2011	2012	2013
Canada	-	-	-	-	-
Zimbabwe	9	30	30	32	32
South Africa (African Office)	7	7	7	7	12
South Africa (Exploration and Operations)	2	2	2	2	1
Zambia (Head Office and Security)	4	4	4	4	4
Total Management and Administration	22	43	43	45	49

E.	Share Ownership

(a)           The direct and indirect shareholdings  of the Company’s Directors and Officers as at April 28, 2014 were as follows:
	Number of shares	Percentage share holding
L Wilson	42,300	0.08%
S Hayden	1,038,000	1.99%
J Johnstone	16,000	0.03%
S Curtis	270,000	0.52%
M Learmonth	186,730	0.36%
P. Patricio	Nil	-
J. Kelly	Nil	-
D Roets	Nil	-
T. Pearton	Nil	-

Total	1,553,030	2.98%

All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company.  Their aggregate shareholdings amount to 2.98% of the Company’s issued shares.

As at March 28, 2014, the Directors and Officers, collectively, owned 1,553,030 Common Shares, being approximately 2.9% of the issued Common Shares.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually

(c)	Share purchase options outstanding as of April 28, 2014:

Name	Exercise Price C$	Expiry Date	Number of Options
C Harvey	1.30	31, January, 2016	160,000
C Harvey	0.90	31 August, 2017	40,000
SE Hayden	1.30	31, January, 2016	300,000
SE Hayden	0.90	31 August, 2017	140,000
J Johnstone	0.90	31 August, 2017	40,000
J Johnstone	1.30	31, January, 2016	160,000
L Wilson	0.90	31 August, 2017	90,000
C Jonsson	0.90	31 August, 2017	40,000
C Jonsson	1.30	31, January, 2016	160,000
M Kater	0.90	31 August, 2017	3,000
M Kater	1.30	31, January, 2016	7,500
A Pearton	0.90	31 August, 2017	3,000
A Pearton	1.30	31, January, 2016	7,500
J Liswaniso	0.90	31 August, 2017	7,500
J Liswaniso	1.30	31, January, 2016	10,000
M Learmonth	0.90	31 August, 2017	89,020
M Learmonth	1.30	31, January, 2016	150,000
A Lawson	0.70	29 April, 2014	6,000
A Lawson	0.90	31 August, 2017	3,000
A Lawson	1.30	31, January, 2016	7,500
T Pearton	0.70	29 April ,2014	15,000
T Pearton	0.90	31 August, 2017	25,000
T Pearton	1.30	31, January, 2016	25,000
Dr P Maduna	1.30	31, January, 2016	10,000
SR Curtis	0.70	11 May, 2016	30,000
SR Curtis	0.90	31 August, 2017	120,000
SR Curtis	1.30	31, January, 2016	250,000
Caledonia Holdings Africa(1)	0.90	31 August, 2017	103,000
Caledonia Holdings Africa(1)	1.30	31, January, 2016	207,500
R Babensee	0.90	31 August, 2017	40,000
R Babensee	1.30	31, January, 2016	175,000
P Human	0.90	31 August, 2017	5,000
P Human	1.30	31, January, 2016	10,000
S Smith	1.30	31, January, 2016	6,000
S Smith	0.90	31 August, 2017	2,400
J Kelly	0.90	31 August, 2017	90,000
R Patricio	0.90	31 August, 2017	90,000
D Roets	0.72	21 November, 2018	100,000
J Holtzhausen	0.72	21 November, 2018	90,000
TOTAL			2,617,920

(1)           The options granted to Caledonia Holdings (Africa) Limited – a subsidiary of Caledonia – are for the benefit of certain employees of a subsidiary of Caledonia.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

To the best of Caledonia's knowledge, as of December 31, 2013 there was one shareholder that beneficially owned, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia – being Pinetree Resource Partnership which is believed to own or control 4,000,000 (approx. 7.6%) shares of the Company

The only shares issued by Caledonia are common shares.  All shareholders have the same voting rights as all other shareholders of Caledonia.

To the best of the knowledge of Caledonia, based on information in its Share Register on April 28, 2014, the portion of the common shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Issued Shares
Canada	21,516,276	41.28%
USA	22,102,648	42.41%
Other	8,499,022	16.31%

There are 2,591 recorded holders of the Company’s issued shares.

Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

The foregoing information in this paragraph is based exclusively on information with respect to recorded shareholders in the Company’s shareholders register.  The Company does not have actual information available as to who may be the beneficial owners of the Company’s issued shares and, specifically, does not know who are the beneficial owners of the shares registered in two large intermediaries.

B.   Related Party Transactions

Caledonia had the following related party transactions:

	2013	2012
	$’000	$’000
Management fees, bonuses and expense allowances paid or accrued to a company which provides the services of the Corporation’s President	736	704
Rent paid to a company owned by members of the President’s family	38	43
Legal fees paid to a law firm where a previous Director is a partner, to date of retirement.(1)	88	111
Other fees paid to Directors	285	215

(1)	Legal fees were paid on an arms’ length commercial basis to Tupper, Jonsson & Yeadon in respect of legal services. Other fees paid to directors were in respect of their contractual remuneration.

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

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the 12 month periods ended December 31, 2013,  December 31, 2012 and December 31, 2011.

Reference is made to page 60 where the financial statements are filed as part of this annual report on pages F1 – F54

Dividend Policy

Caledonia paid two dividends amounting to $0.0998 per Common Share during 2013. The second dividend paid in April 2013 was in respect of the earnings for the year ended December 31, 2012.

On November 25, 2013 Caledonia announced a dividend policy pursuant to which it intends to pay a dividend of 6 Canadian cents per Common Share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014.  Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance.

There are currently no restrictions on the Company which would prevent it from paying dividends.

With effect from December 5, 2013, Caledonia appointed Computershare Investor Services Inc. as its transfer agent and registrar and dividend disbursing agent.  Following the appointment of Computershare, Shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively. All other shareholders will continue to be paid in Canadian dollars.  Computershare also offers Direct Registration System (“DRS”) services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA                     Toll-free North American Number 1-800-564-6253
For Shareholders outside North America 1-514-982-7555

Computershare UK                                           +44 (0)870 702 0000

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of, during the financial year ended December 31, 2013 nor are there any such proceedings known to us to be contemplated, which would materially impact our financial position or ability to continue as a going concern.

During the twelve-month period ended December 31, 2013, there were no (i) penalties or sanctions imposed against  us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us  that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements  we entered into before a court relating to securities legislation or with a securities regulatory authority.

B.	Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING

A. Offering and Listing Details

The Common Shares of the Company are quoted for trading in the U.S. on the OTCQX under “CALVF” since October 2011, and on the AIM Market in London under “CMCL” since June 27, 2005.  The principal marketplace for the Company is the listing of the Common Shares on the Toronto Stock Exchange under symbol “CAL”.  During the year ended December 31, 2013, 11,310,379 Common Shares were traded on the Toronto Stock Exchange at prices that ranged between a high of $1.40 and a low of $0.67 per Common Share (on a post-consolidated basis).

The high and low market prices expressed in Canadian dollars on the Toronto Stock Exchange for our Common Shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years:

	TSX Exchange (Canadian Dollars)
Last Six Months	High	Low
March 2014	0.92	0.81
February 2014	0.81	0.61
January 2014	0.85	0.70
December 2013	0.83	0.68
November 2013	0.80	0.67
October 2013	0.82	0.69

2014	High	Low
First Quarter ended March 31, 2014	0.92	0.61

2013	High	Low
Fourth Quarter ended December 31, 2013	0.82	0.67
Third Quarter ended July 31, 2013	0.98	0.74
Second Quarter ended June 30, 2013	1.20	1.15
First Quarter ended March 31, 2013	1.40	0.95

2012	High	Low
Fourth Quarter ended December 31, 2012	1.10	0.90
Third Quarter ended July 31, 2012	1.10	0.60
Second Quarter ended June 30, 2012	0.90	0.65
First Quarter ended March 31, 2012	1.25	0.80

Last Five Fiscal Years	High	Low
2013	1.40	0.67
2012	1.25	0.60
2011	1.45	0.65
2010	1.70	0.55
2009	0.95	0.50

The high and low market prices expressed in United States dollars on the OTCQX for our Common Shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years

	OTCQX (United States Dollars)
Last Six Months	High	Low
March 2014	0.84	0.71
February 2014	0.73	0.53
January 2014	0.78	0.72
December 2013	0.85	0.75
November 2013	0.75	0.71
October 2013	0.71	0.65

2014	High	Low
First Quarter ended March 31, 2014	0.84	0.53

2013	High	Low
Fourth Quarter ended December 31, 2013	0.85	0.65
Third Quarter ended July 31, 2013	0.94	0.68
Second Quarter ended June 30, 2013	1.21	1.20
First Quarter ended March 31, 2013	1.35	0.95

2012	High	Low
Fourth Quarter ended December 31, 2012	1.12	0.88
Third Quarter ended July 31, 2012	1.10	0.65
Second Quarter ended June 30, 2012	0.96	0.68
First Quarter ended March 31, 2012	1.25	0.84

Last Five Fiscal Years	High	Low
2013	1.45	0.65
2012	1.25	0.65
2011	1.58	0.63
2010	1.60	0.52
2009	0.84	0.45

ITEM 10 - ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B.   Memorandum and Articles of Association

Securities Registrar

Computershare Investor Services Inc. is the transfer agent and registrar for the common shares at its principal office in the City of Toronto, with branch registrars of transfers at Computershare Trust Company, N.A office in the City of Golden, Colorado. Computershare Investor Services at its principal office in Bristol, United Kingdom is the Transfer Agent for the Depositary Interests.

Place of Incorporation and Purpose

The Company was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies.  It exists pursuant to the Canada Business Corporations Act (the “CBCA”).

Memorandum and Articles of Incorporation

The Company’s articles of incorporation do not place any restrictions on the Company’s business. The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares. As of April 30, 2014 52,117,908 Common Shares were issued and outstanding and there were no preference shares issued or outstanding.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Company's Common Shares do not have pre-emptive rights to purchase additional shares.

No preference shares are currently issued and outstanding. Preference shares may be issued from time to time in one or more series composed of such number of shares with such preference, deferred or other special rights, privileges, restrictions and conditions as fixed before such issuance by a resolution passed by the directors and confirmed and declared by articles of amendment.  The preference shares shall be entitled to preference over Common Shares in respect of the payment of dividends and shall have priority over the Common Shares in the event of a distribution of residual assets of the Company in the event of a liquidation, dissolution or windup of the Company. Please see Exhibits 1.1 and 1.2 for details in respect of the rights, privileges, restrictions and conditions attaching to the Common Shares and Preferred Shares. The rights attaching to the Common Shares and the Preferred Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Certain Powers of Directors

The CBCA requires that every director or officer who is a party to a material contract or transaction or a proposed material contract or transaction with the Company, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the Company, shall disclose in writing to the Company or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) one relating primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate; (b) one for indemnity of or insurance for directors as contemplated under the CBCA; or (c) one with an affiliate. However, a director who is prohibited by the CBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the CBCA, the directors approved the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was approved.

The directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of the Company unless the articles, the bylaws or a unanimous shareholder agreement provide otherwise. The CBCA requires the directors to submit any such amendment or repeal to the Company’s shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

Meetings of Shareholders

The CBCA requires the Company to call an annual shareholders' meeting within 15 months after holding the last preceding annual meeting but not later than six months after the end of the Company’s preceding financial year and permits the Company to call a special shareholders' meeting at any time. In addition, in accordance with the CBCA, the holders of not less than 5% of the Company’s shares carrying the right to vote at a meeting sought to be held may requisition the Company’s directors to call a special shareholders' meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 60 days prior to the date of any annual or special shareholders' meeting. These materials also are filed with Canadian securities regulatory authorities. The Company’s by-laws provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 5% of the Company’s issued shares carrying the right to vote at the meeting is required to transact business at a shareholders' meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and special shareholders' meetings.

Limitations on the Right to Own Securities

There are no limitations on the rights to own securities.

Limitations on Restructuring

There is no provision in our Articles or Bylaws that would have the effect of placing any limitations on any corporate restructuring in addition to what would otherwise be required by applicable law.

Disclosure of Share Ownership

There are no provisions in our Bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

C.   Material Contracts

We enter into various contracts in the normal course of business.  However, there are no material contracts outside of the normal course of business to report here.

D.   Exchange Controls

There are no governmental laws, decrees or regulations existing in Canada (where Caledonia is incorporated), which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities.  Nor does Canada have foreign exchange currency controls.  Nor do any such restrictions exist in Zimbabwe.

E.   Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.  Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that:  (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners).  This summary does not address the tax consequences to any such owner.  Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below).  However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”.  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  The Company believes that it was not a PFIC during the tax year ended December 31, 2013.  However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require.  A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets.  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.  U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses).  U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U. S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F.   Dividends and Paying Agents

Not Applicable.

G.   Statement by Experts
Not Applicable.

H.   Documents on Display
Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. We have only recently become subject to the requirement to file electronically through the EDGAR system most of its securities documents, including registration statements under the Securities Act of 1933, as amended and registration statements, reports and other documents under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the SEDAR website, www.sedar.com.

Readers may read and copy any reports, statements or other information that we file with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

We are required to file reports and other information with the SEC under the Exchange Act. Reports and other information filed by us with the SEC may be inspected and copied at the SEC's public reference facilities described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, we are not required to publish financial statements as frequently or as promptly as United States companies.

Copies of our material contracts are kept at our principal executive office.

I.   Subsidiary Information

Not Applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Company’s Audit Committee oversees management’s compliance with the Company’s financial risk management policy.

The fair value of the Company’s financial instruments approximates their carrying value unless otherwise noted.  The types of risk exposure and the way in which such exposures are managed are as follows:

A.   Currency Risk

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

	2013	2012
	$	$
Cash and cash equivalents	25,042	26,451
Bank overdraft	(1,796)	-
Trade and other receivables	3,887	1,687
Trade and other payables	(5,160)	(4,858)
Zimbabwe advance dividend accrual	-	(1,987)

B.   Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe.  The Group’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

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

C.   Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a gold sales customer fails to meet its contractual obligation. In 2013, gold sales were made to Rand Refineries in South Africa and Metalor Technologies in Switzerland and the payment terms stipulated in the service delivery contract have been adhered to in all instances. All funds outstanding at December 31, 2013, for bullion delivered have subsequently been received in full.

D.   Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is always sufficient capital to meet its estimated cash requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

The Zimbabwean operations are now covered for Public Liability risk, assets all risk and Comprehensive cover on all motor vehicles.

E.   Commodity Price Risk

The value of the Company’s mineral resource properties is related to the price of gold, platinum, copper and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain key or high cost operating consumables can significantly impair the Company’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold. Recent $US gold price movements have been ascending but the effect of devaluation of the US$ against the Canadian $ and the South African Rand has mitigated against the higher US$ gold price.

Caledonia has not hedged any of its past or future gold sales.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2013.  As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our Chief Executive Officer, we have evaluated our disclosure controls and procedures as of December 31, 2013, and we have concluded our disclosure controls and procedures were effective as at December 31, 2013.

B. Management’s annual report on internal control over financial reporting (“ICOFR”)

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2012 we reported a material weakness relating to segregation of duties at the Africa office in South Africa. During the year ended December 31, 2013 we remediated this weakness by appointing an assistant to the Chief Financial Officer (“CFO”) to assume responsibility for the preparation of Caledonia’s consolidated financial statements and allow the CFO to oversee the reporting process which enhanced the ICOFR. This represented a material change in our internal controls.

At December 31, 2013 we have tested our ICOFR and management has evaluated the effectiveness of Caledonia’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses. As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.
The Company has evaluated ICOFR using independent consultants in the past who assessed the effectiveness of controls over financial reporting using an internationally acceptable framework considered appropriate for the group.

C.   Attestation Report of registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits us to provide only management's report in this Annual Report; the Dodd-Frank Act permits a "non-accelerated filer" to provide only management's report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer's registered public accounting firm regarding management's report on internal control over financial reporting and (ii) as we qualify as an "emerging growth company" under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

D.   Changes in internal controls over financial reporting.

Apart from the appointment of the assistant to the CFO there were no changes in the Company’s internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Caledonia’s Board of Directors has determined, as at April 30, 2014 that the three members of its Audit Committee are considered independent as defined under NI 52-110 and as defined pursuant to Section 803 of the NYSE MKT Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under National Instrument 52-110 Audit Committees and one of the members can be considered to be an expert.  The financial expert serving on the audit committee is Mr. Johan Holtzhausen.  Mr. Holtzhausen and Messrs., J. Kelly and L. Wilson are all independent directors under the applicable rules.

The SEC has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

ITEM 16B - CODE OF ETHICS

On April 8, 2004 the registrant’s Board of Directors adopted a code of ethics that applies to the registrant’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions.

The registrant has filed a copy of this code of ethics that applies to the registrant’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions.  The code of ethics was filed as Exhibit 1 to the 2003 Form 20-F Annual Report and is incorporated herein by reference.  It has not been amended.

The text of this code of ethics has been posted on the Company website. (www.caledoniamining.com)

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the audit service fees billed by our external auditors, BDO Canada LLP and KPMG Inc., for the periods indicated:

	2013(1) $ -Cdn	2012(2) $-Cdn.
Audit fees	275,000	261,000
Audit – related fees	32,000	125,100
Tax fees	1,500	4,900
All other fees	-	-
TOTAL	308,500	391,000

Notes:

(1)      Represents fees charged by KPMG Inc. (see Item 16F below)

(2)         Represents fees charged by BDO Canada LLP
Prior to the start of the audit process, Caledonia’s Audit Committee receives an estimate of the costs, from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

The Audit Committee of the board of directors of the Company conducted a review of the Corporation's audit requirements, and as a result of the review, the audit committee resolved to recommend changing the Company's auditors from BDO Canada LLP (“BDO”) to KPMG Inc.(“KPMG”) effective as of April 30, 2013, being the expiry of BDO's current appointment following the filing of the Corporation’s 2012 Form 20F.  On March 19, 2013, the board of directors of the Company approved the recommendation of the audit committee described above.

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

(iii)
During the reporting period December 31, 2012 KPMG consulted to the Company on the application of accounting principles relating to the indigenisation transaction of Blanket Mine whereby the Company disposed of 51% of the shareholding of Blanket Mine. The accounting principles determined to be appropriate are reflected in the annual financial statements for the Company for the year ended December 31, 2012.

(iv)	During the December 31, 2011 year end KPMG consulted to the Company on the transition to IFRS accounting principles.

ITEM 16G - CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H - MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17 - FINANCIAL STATEMENTS

Responded to in Item 18
The financial statements and schedules appear on pages F-1 through F-54 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the audit committee include:

Consolidated Statement of Profit and loss and other Comprehensive Income
Consolidated Statement of Financial Position
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Notes to the consolidated financial statements

All the above statements are available on the Company’s website – www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com

ITEM 19 – EXHIBITS

Financial Statements

Description	Page
Financial Statements and Notes	F1- F54

Exhibit List

Exhibit No.	Name
1.1	Articles of Incorporation
1.2	By-laws
4.1	Stock Option Plan
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Summary of Independent Technical Report on the Blanket Mine Property in Zimbabwe date June 28, 2011
15.2	Property and Claims Information Blanket
15.3	Shareholder Rights Plan
15.4	Share Subscription Agreements – Blanket Mine

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in these consolidated financial statements. The consolidated financial statements of Caledonia Mining Corporation (“the Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2012 we reported a material weakness relating to segregation of duties at the Africa office in South Africa. During the year ended December 31, 2013 we remediated this weakness by appointing an assistant to the Chief Financial Officer (“CFO”) to assume responsibility for the preparation of Caledonia’s consolidated financial statements and the CFO will now oversee the reporting process which will enhance the ICOFR. This represents a material change in our internal controls.

At December 31, 2013 we have tested our ICOFR and management has evaluated the effectiveness of Caledonia’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses.

 As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited by the Group’s independent auditor, KPMG Inc., in accordance with Canadian Auditing Standards.  The independent auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31,  2013 were approved by the Board of Directors and signed on its behalf on March 28, 2014.

(Signed) S. E. Hayden	(Signed) S. R. Curtis
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Caledonia Mining Corporation Inc.:

We have audited the accompanying consolidated statement of financial position of Caledonia Mining Corporation Inc. and subsidiaries (“the Company”) as of December 31, 2013, and the related consolidated statements of profit or loss and other comprehensive income, cash flows, and changes in equity for the year ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Caledonia Mining Corporation Inc. and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Inc.

/s/ KPMG Inc.

KPMG Crescent
85 Empire Road
Parktown
South Africa
May 15, 2014

INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Caledonia Mining Corporation

We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation, which comprise the consolidated statement of financial position as at December 31, 2012, and the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Caledonia Mining Corporation as at December 31, 2012 and its financial performance and its cash flows for the years ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) BDO Canada LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
March 26, 2013

Caledonia Mining Corporation

Consolidated statements of profit or loss
and other comprehensive income

(In thousands of Canadian dollars)

For the years ended December 31,	Note	2013	2012	2011
		$	$	$
Revenue		65,113	75,221	55,705
Less: Royalty		(4,544)	(5,261)	(2,514)
Production costs	8	(27,412)	(25,653)	(21,093)
Depreciation		(3,276)	(3,392)	(2,983)
Gross profit		29, 881	40,915)	29,115
Administrative expenses	9	(7,772)	(4,055)	(3,351)
Share-based payment expense	20	(68)	(14,569)	(1,101)
Indigenisation expenses	5	-	(1,700)	(326)
Foreign exchange gain/(loss)		1,677	(4)	303
Impairment	12	(14,203)	(330)	(3,884)
Results from operating activities		9,515	20,257	20,756
Finance income	10	24	79	55
Finance cost	10	(132)	(160)	(217)
Net finance costs		(108)	(81)	(162)
Profit before tax		9,407	20,176	20,594
Tax expense	11	(9,897)	(12,818)	(8,464)
(Loss)/Profit for the year		(490)	7,358	12,130
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		2,254	(1,589)	265
Other comprehensive income for the year, net of income tax		2,254	(1,589)	265
Total comprehensive income for the year		1,764	5,769	12,395
(Loss)/Profit attributable to:
Shareholders of the Company		(3,055)	8,720	12,130
Non-controlling interests		2,565	(1,362)	-
(Loss)/Profit for the year		(490)	7,358	12,130
Total comprehensive income attributable to:
Shareholders of the Company		(726)	7,112	12,395
Non-controlling interests		2,490	(1,343)	-
Total comprehensive income for the year		1,764	5,769	12,395
(Loss)/Earnings per share
Basic (loss)/earnings - $ per share	18	(0,061)	0.172	0.24
Diluted (loss)/earnings - $ per share		(0,061)	0.172	0.24

The accompanying notes on page 8 to 53 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.E. Hayden”       - Director and “S.R.Curtis” - Director

Caledonia Mining Corporation
Consolidated statements of financial position
(In thousands of Canadian dollars)
	Note	2013	2012
As at		December 31	December 31

Assets
Property, plant and equipment	12	33,448	36,471
Deferred tax asset	11	-	62
Total non-current assets		33,448	36,533

Inventories	13	6,866	5,508
Prepayments		177	126
Trade and other receivables	14	3,889	1,718
Cash and cash equivalents	15	25,222	27,942
Total current assets		36,154	35,294
Total assets		69,602	71,827

Equity and liabilities
Share capital	16	57,607	197,137
Reserves	17	156,069	13,677
Retained loss		(161,651)	(153,399)
Equity attributable to shareholders		52,025	57,415
Non-controlling interests		(51)	(1,796)
Total equity		51,974	55,619

Liabilities
Provisions	21	1,572	1,015
Deferred tax liability	11	8,522	5,913
Total non-current liabilities		10,094	6,928

Trade and other payables	22	4,600	5,775
Advance dividend accrual - indigenisation	5	-	1,987
Income taxes payable		1,138	1,518
Bank overdraft	15	1,796	-
Total current liabilities		7,534	9,280
Total liabilities		17,628	16,208
Total equity and liabilities		69,602	71,827

The accompanying notes on page 8 to 53 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.E. Hayden” - Director and “S.R.Curtis” - Director

Caledonia Mining Corporation
Consolidated statements of changes in equity
(In thousands of Canadian dollars)

	Note	Share capital		Investment Revaluation Reserve
						Foreign Currency Translation Reserve		Contributed Surplus		Share based payment		Retained Loss		Total		Non- controlling interests (“NCI”)		Total Equity

		$		$		$		$		$		$		$		$		$
Balance at December 31, 2011			196,163		5		-1,139		-		3,407		-158,422		40,014		-		40,014
Transactions with owners:
Share based payment transaction – on indigenisation transaction	5		-		-		-		-		11,867		-		11,867		2,294		14,161
Shares-based payment transaction	20		-		-		-		-		408		-		408		-		408
Advance dividend paid to NCI	5		-		-		-		-		-		-		-		-5,707		-5,707
Shares issued	16		974		-		-		-		-		-		974		-		974
Blanket Mine indigenisation NCI introduced	5		-		-		737		-		-		-3,697		-2,960		2,960		-
Total comprehensive income:
Profit/(loss) for the year			-		-		-		-		-		8,720		8,720		-1,362		7,358
Other comprehensive income for the year			-		-		-1,608		-		-		-		-1,608		19		-1,589
Balance at December 31, 2012			197,137		5		-2,010		-		15,682		-153,399		57,415		-1,796		55,619
Transactions with owners:
Reduction of stated capital	17		-140,000		-		-		140,000		-		-		-		-		-
Shares-based payment transaction	20		-		-		-		-		68		-		68		-		68
Dividends paid			-		-		-		-		-		-5,202		-5,202		-745		-5,947
Shares issued	16		470		-		-		-		-		-		470		-		470
Movement within equity			-		-5		-		-		-		5		-		-		-
Total comprehensive income:
(Loss)/profit for the year			-		-		-		-		-		-3,055		-3,055		2,565		-490
Other comprehensive income for the year			-		-		2,329		-		-		-		2,329		-75		2,254
Balance as December 31, 2013			57,607		-		319		140,000		15,750		-161,651		52,025		-51		51,974

The accompanying notes on page 8 to 53 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.E. Hayden” - Director and “S.R.Curtis” - Director

Caledonia Mining Corporation
Consolidated statements of cash flows
(In thousands of Canadian dollars)
For the years ended December 31,	Note	2013	2012	2011
		$	$	$
Cash flows from operating activities
Cash generated by operating activities	23	22,768	41,420	25,300
Interest received	10	24	79	55
Interest paid	10	(132)	(160)	(217)
Tax paid	11	(7,974)	(11,618)	(7,710)

Cash from operating activities		14,686	29,721	17,428
Cash flows from investing activities
Acquisition of property, plant and equipment	12	(11,738)	(7,909)	(8,528)
Proceeds on sale of property, plant and equipment		-	38	-
Net cash used in investing activities		(11,738)	(7,871)	(8,528)

Cash flows from financing activities
Dividends paid		(5,947)	-	-
Advance dividend paid	5	(1,987)	(3,739)	-
Proceeds from the exercise of share options	16	470	974	38
Net cash used in financing activities		(7,464)	(2,765)	38
Net (decrease)/increase in cash and cash equivalents		(4,516)	19,085	8,938
Cash and cash equivalents at beginning of year		27,942	9,256	398
Effect of exchange rate fluctuations on cash held		-	(399)	(80)
Cash and cash equivalents at year end	15	23,426	27,942	9,256

  The accompanying notes on page 8 to 53 are an integral part of these consolidated financial statements.

  On behalf of the Board:  “S.E. Hayden”- Director and “S.R.Curtis” - Director

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

1          Reporting entity

Caledonia Mining Corporation (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. The consolidated financial statements of the Group as at and for the year ended December 31, 2013 comprises the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2          Basis for preparation

(i) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorised for issue by the Board of Directors on March 28, 2014.

(ii) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following item in the statement of financial position:

•	equity-settled share-based payment arrangements measured at fair value on grant date.

(iii) Presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the reporting currency of the Company. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

(iv) Going concern

These consolidated financial statements have been prepared on a going-concern basis.

3          Use of estimates and judgments

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

3          Use of estimates and judgments - (continued)

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements are also discussed below:

i)    Indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983)(Private) Limited (“Blanket Mine”) required management to make significant judgments and assumptions which are explained in Note 5.

ii)              Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii)              Exploration and evaluation (“E&E”) expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgments when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”).

The Group also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period    the new information becomes available.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

3          Use of estimates and judgments - (continued)

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the currency of funding and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)              Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Group applies judgment in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v)              Share-based payment transactions

The Group measures the cost of equity-settled share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer note 5 and 20) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant judgments and estimates and assumptions for estimating fair value for share-based payment transactions are disclosed in note 20.

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

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

3          Use of estimates and judgments - (continued)

vi)              Impairment

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various judgmental decisions and estimates. Financial assets are also reviewed regularly for impairment. Further details of the judgments and estimates made for these reviews are set out in Note 4(g).

vii)              Functional currency

The functional currency of each entity in the Group is determined after considering various primary and secondary indicators which require management to make numerous judgment decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

viii)              Measurement of fair values

Some of the Group’s accounting policies and disclosure require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has established a control framework with respect to the measurement of fair values. This includes a valuation team member who has overall responsibility for overseeing all significant fair value measurements.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Where applicable, fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as price) or indirectly ( i.e. derives from prices).

•	Level 3: inputs for the assets or liability that are not based for identical assets or observable market data (unobservable inputs).

4          Significant accounting policies

Except as stated in note 4(p), the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by the Group entities.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4          Significant accounting policies - (continued)

(a) Basis of consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii)	Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iii)	Non-controlling interests

NCI are measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

 (b) Foreign currency

i)	Foreign operations

The functional currencies of Caledonia Mining Corporation and its subsidiaries are the Canadian dollar, US dollar, Zambian Kwacha and South African Rand (“ZAR”). These consolidated financial statements have been translated to Canadian dollars as follows:
•	Assets and liabilities are translated using the exchange rate at period end; and
•	Income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4          Significant accounting policies - (continued)

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in Other Comprehensive Income (“OCI”).

When the Group disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

All resulting translation differences are reported in OCI.

ii)	Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

(c) Financial instruments

i)	Non-derivative financial assets

The Group initially recognizes loans and receivables on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4           Significant accounting policies - (continued)

The Group has the following non-derivative financial assets: trade and other receivables as well as cash and cash equivalents.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.  The impairment loss on receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Loans and receivables include trade and other receivables as well as cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

ii)	Non-derivative financial liabilities

Financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Group has the following non-derivative financial liabilities: bank overdrafts, Zimbabwe advance dividend accrual as recognized in 2012 and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

 (d) Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

 (e) Property, plant and equipment

i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

ii)	Exploration and evaluation expenditure

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditure (“E&E”) are capitalized in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

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

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within other income in profit or loss.

iii)               Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iv)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mineral properties, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of each mineral property and development is provided for on the unit-of-production basis using estimated proven and probable reserves. Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method of depreciation is applied over the estimated life of the mine. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years

•	plant and equipment 10 years

•	fixtures and fittings including computers 4 to 10 years

•	motor vehicles 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(f) Inventories

Consumable stores are measured at the lower of cost and net realizable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of gold in process, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the common course of business, less the estimated costs of completion and selling expenses.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
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

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost provides objective evidence of impairment.

The Group considers evidence of impairment for receivables at both the specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount. The estimated recoverable amount is the greater of its fair value less cost to sell and its estimated value in use. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(iii) Impairment of exploration and evaluation assets

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

 E&E assets are only assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and upon transfer to development assets (therefore there is no requirement to assess for indication at each reporting date until the entity has sufficient information to reach a conclusion about the commercial viability and technical feasibility of extraction). Indicators of impairment include the following:

•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.

•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned.

•	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.

•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

(h) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(i) Share-based payment transactions

(i) Share-based payment relating to employees and directors

The grant date fair value of share-based payment awards granted to employees and directors is recognized as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date.

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

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

 (ii) Share-based payment relating to the indigenisation transaction

The grant date fair value of equity-settled share-based payment transactions with Indigenisation Shareholders (note 5) was recognized immediately as an expense in 2012 in the statement of comprehensive income, with a corresponding increase in equity, when the transaction became effective.

 (j) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

 (k) Site restoration

The Group recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred.  Discount rates using a pre-tax rate that reflects the time value of money and are related to the provision are used to calculate the net present value. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision.  Changes resulting from production are charged to profit and loss for the period.  The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred.  The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

 (l) Revenue

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and the receipt of proceeds is substantially assured. Revenue is measured at the fair value of the gold price at the date of the transaction.

(m) Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions and impairment losses recognized on financial assets and also includes interest

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

on bank overdraft balances. Finance income and finance costs further include foreign exchange differences on financial assets and financial liabilities.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

 (n) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax expense are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(o) Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 18) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognized non-controlling interests at a subsidiary level.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

 (p) Changes in accounting policies

The Group has adopted the following new standards, including any consequential amendments to other standards, with a date of 1 January 2013.

•	Disclosures - Offsetting Financial Assets and Financial Liabilities ( Amendments to IFRS 7)

•	IFRS 10 - Consolidated Financial Statements (2011)

•	IFRS 12 - Disclosure of Interest in Other Entities

•	IFRS 13 - Fair Value Measurement

•	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

•	IAS 19 - Employee Benefit (2011)

•	Recoverable Amount Disclosure for Non-Financial Assets (Amendments to IAS 36) (2013)

The nature and effects of the changes are explained below.

Offsetting of financial assets and financial liabilities

The Group does not have financial assets and financial liabilities that are offset. As a result, the amendments to IFRS 7 did not require expanded disclosure about the offsetting of financial assets and financial liabilities.

Subsidiaries

As a result of IFRS 10 (2011), the Group has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 (2011) introduces a new model that focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the ability to use its power to affect those returns.

In accordance with the transition provisions of IFRS 10 (2011), the Group reassessed the control conclusion for its investees at 1 January 2013. The results of the assessment did not require a change in its control conclusion in respect of its investments.

Refer to note 5 for the assessment of the control in Blanket Mine.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

Disclosure of interest in other entities

As a result of IFRS 12, the Group has expanded its disclosure about its interests in subsidiaries (see Note 5).

 Fair value measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosure about fair value measurements when such measurements are required or permitted by other IFRSs. It unifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurements date.

It replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS 7. As a result, the Group has included additional disclosure in this regard (see Note 3(viii).

In accordance with the transitional provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of the Group’s assets and liabilities.

Presentation of items of OCI

As a result of the amendments to IAS 1, the Group has modified the presentation of items of OCI in its statement of profit or loss and OCI, to present separately items that would be reclassified to profit or loss from those that would never be reclassified to profit or loss.

(q) Standards, amendments and interpretations issued but not yet effective

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective.  Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

Standard/Interpretation		Effective date*	Adoption date by the Group
IFRS 9	Financial Instruments	To be decided	To be decided
IAS 32 amendment	Financial Instruments: Presentation & Financial Instruments: Disclosures	January 1, 2014	31 December 2014
IAS 36 amendment	Disclosure of recoverable amount for non-financial assets	January 1, 2014	31 December 2014

* Annual periods beginning on or after

IFRS 9 Financial Instruments

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additions relating to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting.

The effective date of IFRS 9 was 1 January 2015. The effective date has been postponed and a new date is yet to be specified. The Group will adopt the standard in the first annual period beginning on or after the mandatory effective date (once specified). The impact of the adoption of IFRS 9 has not yet been estimated as the standard is still being revised and impairment and macro-hedge accounting guidance is still outstanding.

There may be an impact on the Group’s statement of financial position and statement of comprehensive income resulting from the new guidance on financial instruments.  Management continues to monitor the development of the new standards on financial instruments and the potential impact the new standards may have as the date of adoption draws closer.

Amendments to IAS 32 Financial Instruments: Presentation

The amendments to IAS 32 will be adopted by the Group in the year ending December 31, 2014.

An entity may offset financial assets and financial liabilities when it currently has a legally enforceable right to set off the recognized amounts. IAS 32 previously did not provide guidance on what was meant

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

by “currently has a legally enforceable right to set off”. The amendment provides guidance in IAS 32 to clarify the criteria.

The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is:

•    Not contingent on a future event; and

•    Enforceable in all of the following circumstances:
-	The normal course of business;

-	The event of default;

-	The event of insolvency or bankruptcy.

IFRS 7 disclosure requirements have been amended so that the IASB and the US Financial Accounting Standards Board will have common disclosure requirements.

The amendment’s impact is limited to presentation and disclosure and will not impact recognition and measurement of financial instruments of the Group.

IAS 36 Amendment - Disclosure of recoverable amount for non-financial assets

The Group will adopt the amendments to IAS 36 (2013) in the year ending 31 December 2014. To the extent that impairment is recognized and the recoverable amount is determined with reference to fair value less costs of disposals, the required additional disclosure will be provided.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million.

Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket Mine as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•	A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

5	Blanket Zimbabwe Indigenisation Transaction – (continued)

held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine’s employees holding participation units in the Employee Trust.
•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (“GCSOT”). Blanket Mine undertook and paid a non-refundable donation of US$1 million to the GCSOT.

The Group facilitated the vendor funding of these transactions (other than the 10% interest which was donated to the GCSOT) which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine.

In order to ensure the repayment from Blanket Mine to Caledonia of the vendor funding , Reserve Bank of Zimbabwe approval was obtained for the facilitation loans to be declared by Caledonia Holdings Zimbabwe (Blanket Mine’s parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

The Government of Zimbabwe has confirmed that the implementation of the terms of the MoU and the underlying subscription agreements constitute full compliance with the requirements of the Indigenisation Act and the Regulations and Blanket Mine has received its certificate of compliance which confirms that Blanket Mine is fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33).
Completion of the above agreements was subject to specified conditions as contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation Transaction. The final condition precedent was met on September 5, 2012 and on that date, the Indigenisation Shareholders effectively acquired 51% ownership and economic interest in the Blanket Mine.

Accounting treatment

Further to the implementation of the Indigenisation Transaction, a 51% shareholding in Blanket Mine was acquired by the Indigenisation Shareholders. The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), to determine whether Blanket Mine should continue to be consolidated by CHZ. Following the IFRS 10 assessment, it was concluded that CHZ retained control and should continue to consolidate Blanket Mine and accordingly

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

5      Blanket Zimbabwe Indigenisation Transaction – (continued)

the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments.

Control as contemplated in IFRS 10 was considered to exist on the basis of exercisable power conferred on Caledonia Holdings Zimbabwe to cast majority votes at board level as contained in the registered founding documents of Blanket Mine as well as consideration of the de facto control aspects of the relative shareholdings in Blanket Mine. The aspect of control under IFRS 10 is reviewed at each reporting period.

Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:
•	Non-controlling interests (“NCI”) were recognized on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;

(c)	100% of the 10% shareholding of the GCSOT.
•	This effectively means that NCI is recognized at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognized as non-controlling interests to the extent that their attributable share of the net asset value calculated at fair value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2013, the attributable net asset value calculated at fair value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognized.

•	As the facilitation loans are only repayable from dividends declared by Blanket Mine, a loan receivable is not recognized and the arrangement is accounted for within equity.
•
The difference between the fair value of the equity instruments granted and facilitation loans, taking into account all the interest terms and advance dividend rights (see below), was recognized as a share based payment expense (refer Note 20).

•
The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

5           Blanket Zimbabwe Indigenisation Transaction – (continued)

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognized.
	Shareholding	NCI recognized	NCI subject to facilitation loan	Balance of facilitation loan at Dec 31, 2013 #	Dec 31 2012
				US$	US$
NIEEF	16%	3.2%	12.8%	11,742	11,742
Fremiro	15%	3.0%	12.0%	11,360	11,402
GCSOT	10%	10.0%	-	-	-
BETS	10%	- *	- *	7,573	7,602
	51%	16.2%	24.8%	30,675	30,746

The balance on the facilitation loans is reconciled as follows:

US$
Subscription price funded on loan account – at 5 September 2012	30,090
Interest accrued	2,705
Dividends used to repay loans	(2,120)
Balance at December 31, 2013	30,675

*  The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognized as     loans receivable (see above).

The following Indigenisation costs have been incurred:
	2013	2012	2011
	$	$	$
Donation to Gwanda GCSOT	-	1,140	-
Legal fees	-	21	-
Professional consulting fees	-	539	326
	-	1,700	326
Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangement with NIEEF and the GCSOT as follows:

(a)	Advances to the GCSOT against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

5          Blanket Zimbabwe Indigenisation Transaction – (continued)

•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the GCSOT.

(b)
An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket Mine on their shareholding.  The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket Mine shares owned by NIEEF. Whilst any amount remains outstanding on the NIEEF advance dividend loan account, interest on the NIEEF facilitation loan is suspended.

The advance dividend payments have been recognized as a distribution to shareholders on the effective date of the subscription agreements.  The loans arising are not recognized as loans receivable by Blanket
Mine as they are only repayable by set off of future dividend entitlements and are accordingly regarded as equity instruments.

The movement in the advance dividend loans is reconciled as follows:
	NIEEF	GCSOT	Total
	US$	US$	US$
Balance at January 1, 2012	-	-	-
Paid	1,800	2,000	3,800
Interest accrued	-	62	62
Balance at December 31,2012	1,800	2,062	3,862
Paid	-	2,000	2,000
Interest accrued	-	346	346
Dividends used to repay advance dividends	(1,442)	(901)	(2,343)
Balance at December 31, 2013	358	3,507	3,865

The advance payments to the GCSOT of US$2 million, payable in February and April 2013, were recognized as a liability in the year ended 2012 as Blanket Mine had a present obligation to make the payments. These amounts were paid in 2013.

The dividends paid by Blanket Mine to NCI as presented in the statement of changes and equity represented the cash flows to NCI.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

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

The Group is exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not apply hedge accounting to manage its exposure to currency risk.

(b)	Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility. Management’s policy is to invest cash in financial institutions that offer competitive interest rates.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

6	Financial risk management – (continued)

(c) Credit risk

Credit risk is the risk of a financial loss to the Group if a third party fails to meet its contractual obligation. Gold sales were made to Rand Refineries in South Africa and Metalor Technologies in Switzerland during the year and the payment terms were stipulated in the service delivery contract and are adhered to in all instances. Cash is deposited only with “A” grade banks. Gold sales are only made to one refinery at a time.

(d) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditure by regularly monitoring cash flows from operations and anticipated investing and financing activities.

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
The Group’s capital includes shareholders’ equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interests.
	2013	2012
	$	$
Total equity	51,974	55,619

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities.

As at December 31, 2013, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

8              Production costs
	2013	2012	2011
	$	$	$
Salaries and wages	10,105	8,491	6,197
Consumable materials	14,470	13,286	12,117
Site restoration	151	43	50
Exploration	(288)	831	21
Safety	595	251	290
On mine administration	2,379	2,751	2,418
	27,412	25,653	21,093
9              Administrative expense
	2013	2012	2011
	$	$	$
Investor relations	723	447	196
Management contract fee	879	704	779
Audit fee	333	443	298
Legal fee and disbursements	439	189	103
Accounting services fee	28	83	41
Listing fees	340	151	270
Directors fees	364	194	145
Salaries and wages	1,785	1,648	1,368
Employee benefits relating to indigenisation	216	-	-
Donation to scholarship fund	2,096	-	-
Other	569	196	151
	7,772	4,055	3,351

10               Finance income and finance costs

	2013	2012	2011
	$	$	$
Finance income on financial assets measured at amortized cost	24	79	55
Interest expense on financial liabilities measured at amortized cost	(132)	(160)	(217)
	(108)	(81)	(162)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

11               Tax expense
	2013		2012		2011
	$		$		$

Current and withholding tax		7,712		12,547		8,005
Deferred tax expense
Origination and reversal of temporary differences		2,185		271		459
Tax expense		9,897		12,818		8,464

Reconciliation of tax rate
	2013	2013	2012	2012	2011	2011
	%	$	%	$	%	$
(Loss)/Profit for the year		(490)		7,358		12,130
Total tax expense		9,897		12,818		8,464
Profit before tax		9,407		20,176		20,594

Income tax using Company's domestic tax rate	26.5	2,493	26.5	5,347	28.25	5,818
Tax rate differences in foreign jurisdictions		(1,450)		(210)		(1,476)
Change in tax rate		-		(254)		-
Foreign currency difference		(12)		439		1,075
Withholding taxes		1,837		1,763		2,589
Share based payment expenses and other non-deductible expenses		1,222		4,364		613
Accrual for tax dispute		-		806		-
Change in unrecognized deferred tax assets		5,807		563		(155)
Tax expense		9,897		12,818		8,464

Changes in the applicable domestic tax rate are the result of enacted tax rate changes in Canada in 2012.

Deferred tax assets and liabilities

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2013	2012	2011
	$	$	$
Deductible temporary differences	3,594	3,338	3,427
Non-capital tax loss carried forward	16,029	10,478	9,826
	19,623	13,816	13,253

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

11               Tax expense – (continued)

recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$
Property, plant and equipment	-	-	(8,619)	(6,156)	(8,619)	(6,156)
Unrealized foreign exchange	-	61	-	-	-	61
Inventories	-	-	(85)	66	(85)	66
Provisions	221	4	-	177	221	181
Other items	-	(3)	(39)	-	(39)	(3)
Non-capital tax loss carry forwards	-	-
Tax assets (liabilities)	221	62	(8,743)	(5,913)	(8,522)	(5,851)

The company has not recognized deferred tax liabilities in respect of unremitted earnings in foreign subsidiaries as it is not considered probable that this temporary difference will reverse in the foreseeable future. At December 31, 2013, these earnings amount to $22,241 (2012- $14,689; 2011- $8,351).

As December 31, 2013 the Company has a capital loss carry forwards of $70,701 (2012- $51,245) in Canada for which the benefits have not been recognized in these consolidated financial statements.

The non-capital tax losses expire as set out below. The deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilize the benefits there from.

Year	Amount $
2014	1,583
2015	1,863
2026	2,780
2027	3,054
2028	2,660
2029	1,661
2030	1,617
2031	2,238
2032	2,667
No Expiry	39,316
59,039

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

11               Tax expense – (continued)

Movement of net deferred taxes on temporary differences
2013	Balance January 1, 2013 $	Recognized in profit or loss $	Recognized in other comprehensive income $	Balance December 31, 2013 $

Property Plant and Equipment	(6 156)	(2 348)	(115)	(8 619)
Unrealized forex	61		(61)	0
Inventories	66	158	(309)	(85)
Provisions	181	40	0	221
Other items	(3)	(36)	0	(39)
Non capital tax loss carry forward	0	0	0	0
	(5 851)	(2 186)	(485)	(8 522)

2012	Balance January 1, 2012 $	Recognized in profit or loss $	Recognized in other comprehensive income $	Balance December 31, 2012 $

Property Plant and Equipment	(6 466)	143	167	(6 156)
Unrealized forex	119	(49)	9	61
Inventories	59	8	(1)	66
Provisions	373	(182)	(10)	181
Other items	(3)	0	0	(3)
Non capital tax loss carry forward	206	(191)	(15)	0
	(5 712)	(271)	132	(5 851)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

2011	Balance January 1, 2011 $	Recognized in profit or loss $	Rrecognized in other comprehensive income $	Balance December 31, 2011 $

Property Plant and Equipment	(5,595)	(759)	(112)	(6 466)
Unrealized forex	9	110	-	119
Inventories	40	18	1	59
Provisions	384	(19)	8	373
Other items	-	(3)	-	(3)
Non capital tax loss carry forward	11	194	1	206
	(5,151)	(459)	(102)	(5 712)

Tax paid
	2013	2012	2011
	$	$	$
Income tax payable at January 1	1,518	295	-
Tax expense – current year	7,712	12,547	8,005
Foreign currency movement	(118)	294	-
Tax paid	(7,974)	(11,618)	(7,710)
Income tax payable at December 31	1,138	1,518	295

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

12              Property, plant and equipment

	Land and buildings	Mineral properties depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2012	4,200	9,934	7,443	19,998	1,152	1,155	43,882
Additions	472	2,280	3,614	767	74	702	7,909
Disposals(1)	-	(622)	-	-	-	(39)	(661)
Impairment	-	-	-	(773)	-	-	(773)
Foreign exchange movement	(138)	(267)	(219)	(646)	(30)	(36)	(1,336)
Balance at December 31, 2012	4,534	11,325	10,838	19,346	1,196	1,782	49,021

Balance at January 1, 2013	4,534	11,325	10,838	19,346	1,196	1,782	49,021
Additions	3,240	2,695	4,451	979	85	288	11,738
Foreign exchange movement	378	971	1,031	1,151	25	149	3,705
Balance at December 31, 2013	8,152	14,991	16,320	21,476	1,306	2,219	64,464
(1)
This represents the disposal of the rehabilitation asset as a result of the reduced present value of the rehabilitation provision as assessed at year end.

There are commitments to purchase plant and equipment totaling $178 (2012 - $1,030) at year end.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(in thousands of Canadian dollars)

12           Property, plant and equipment - (continued)
	Land and buildings	Mineral properties depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses	$	$	$	$	$	$	$
Balance at January 1, 2012	737	1,528	-	6,178	923	598	9,964
Depreciation for the year	262	543	-	2,279	82	226	3,392
Disposals	-	-	-	-	-	(3)	(3)
DE recognition				(443)			(443)
Foreign exchange movement	(21)	(43)	-	(255)	(23)	(18)	(360)
Balance at December 31, 2012	978	2,028	-	7,759	982	803	12,550

Balance at January 1, 2013	978	2,028	-	7,759	982	803	12,550
Depreciation for the year	272	620	-	2,016	70	298	3,276
Impairment (1)	(a)399	-	(b)13,713	91	-	-	14,203
Foreign exchange movement	85	178	620	20	11	73	987
Balance at December 31, 2013	1,734	2,826	14,333	9,886	1,063	1,174	31,016

Carrying amounts
At December 31, 2012	3,556	9,297	10,838	11,587	214	979	36,471
At December 31, 2013	6,418	12,165	1,987	11,590	243	1,045	33,448

12           Property, plant and equipment - (continued)

(1)	The impairments detail herein relate to the following:

(a)
This relates to the cost attributable to mineral rights held by Eersteling Gold Mine. Due to changed legislation this cost no longer has value to the Group. This mineral right does not relate to the application lodged for the New Order Mining Right applied for by Eersteling Gold Mine.

(b)
This relates to exploration expenditure incurred at Caledonia Nama Limited in Zambia. The full carrying value of costs previously incurred and capitalized are impaired in 2013 for the following reasons:

•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned, and

•	The Group has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.

13              Inventories

	2013	2012
	$	$
Consumable stores	5, 995	4,720
Gold in process	871	788
	6,866	5,508

Inventory comprises gold in process at the Blanket Mine and consumable stores utilized by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

Inventory expensed during the year amounted to $14,470 (2012 - $13,286: 2011 - $12,117

14              Trade and other receivables

	2013	2012
	$	$
Bullion revenue receivable	1,662	-
VAT receivables	1,331	1,103
Deposits for stores and equipment and other receivables	896	615
	3,889	1,718

The bullion revenue receivable was received shortly after the delivery of the gold and no provision for non-recovery is required.

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 6 and 24.

15              Cash and cash equivalents

	2013	2012
	$	$
Bank balances	25,222	27,942
Cash and cash equivalents in the statement of financial position	25,222	27,942
Bank overdrafts used for cash management purposes	(1,796)	-
Cash and cash equivalents in the statement of cash flows	23,426	27,942

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 24.

The bank overdraft facility of US$2.5 million bears interest at 8% above the bank’s base rate. The facility is unsecured and valid for 12 months and is renewable. The facility is repayable on demand.

16              Share capital

Authorized
Unlimited number of shares of no par value
Unlimited number of preference shares of no par value.

Issued	(1)Number of fully paid shares	Amount $
December 31, 2011	50,054,928	196,163
Share options exercised during the year	1,391,250	974
December 31, 2012	51,446,178	197,137
Reduction in stated capital(note 17)	-	(140,000)
Share options exercised during the year	671,730	470
December 31, 2013	52,117,908	57,607

The holders of share capital are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Group.

(1) The directors of the Group took a decision to consolidate the issued shares on a 10:1 basis. Subsequent to the consolidation all the fully paid shares are stated after the consolidation effect.

17               Reserves

 Investment revaluation reserve

The investment revaluation reserve arises from the valuation of investments at fair value through statement of comprehensive income. The amount has been transferred to retained loss in the current year since the investment has been disposed.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Zimbabwe indigenisation shareholders under the Indigenisation Transaction (refer Note 5).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on 24 January 2013 so as to be able to commence dividend payments.

Reserves reconciliation	2013	2012
	$	$
Investment revaluation reserve	-	5
Foreign currency translation reserve	319	(2,010)
Share-based payment reserve	15,750	15,682
Contributed surplus	140,000	-
Total - December 31	156,069	13,677

18              (Loss)/earnings per share

Basic (loss)/earnings per share

The calculation of basic (loss)/earnings per share at December 31, 2013 was based on the (loss)/profit attributable to shareholders of ($3,160) (2012: $8,720, 2011- $12,130), and a weighted average number of shares outstanding of 51,986,466 (2012: 50,597,068, 2011- 50,039,623).

18               (Loss)/Earnings per share – (continued)

Weighted average number of shares

(In number of shares)	Note	2013	2012	2011

Issued share capital at January 1	16	51,446,178	50,054,928	50,016,928
Weighted average issues during the year		540,288	542,140	22,695
Weighted average number of shares at December 31		51,986,466	50,597,068	50,039,623

The weighted average number of shares as at 31 December 2012 was 505,970,684. The directors of the Group took a decision to consolidate the issued shares on a 10:1 basis. Subsequent to the consolidation, the weighted average number of shares was restated to 50,597, 068.

	2013	2012	2011
	$	$	$
(Loss)/profit attributable to shareholders	(3,055)	8,720	12,130
Blanket Mine Employee Trust Adjustment	(105)	-	-
Adjusted (loss)/profit attributable to shareholders	(3,160)	8,720	12,130
Diluted (loss/)earnings attributable to shareholders	(3,160)	8,720	12,130

Basic (loss)/earnings per share -$ per share	(0.061)	0.172	0.24

•	Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.
•
Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine’s Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive.  The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value during the period of the Blanket Mine shares is treated as the issue of shares for no consideration and regarded as dilutive shares.  The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any.

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to common shareholders.

18               (Loss)/Earnings per share – (continued)

The calculation of diluted earnings per share at December 31, 2013 was based on the (loss)/profit attributable to shareholders of ($3,160) (2012: $8,720, 2011- $12,130), and a weighted average number of shares and potentially dilutive shares outstanding of 52, 007,646 (2012: 50,833,182, 2011- 50,987,987), calculated as follows:

Weighted average number of common shares

(In number of shares)	2013	2012	2011

Weighted average number of shares (basic) at December 31	51,986,466	50,597,068	50,039,623
Effect of dilutive options	21,180	236,114	948,363
Weighted average number of shares (diluted) at December 31	52,007,646	50,833,182	50,987,987
Diluted (loss)/earnings - $ per share	($0.061)	$0.172	$0.24

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. The potential dilutive effect of 2,576,920 options (2012 – 2,577,900, 2011- 1,640,000) was excluded from the above calculations because these options were anti-dilutive.

19              Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2013 was $445 (2012: $341, 2011- $288).

20              Share-based payments

At December 31, 2013 the Group has the following share-based payment arrangements:

(a) Share option programme (equity-settled)

The Group has established a rolling stock option plan (the "Plan") for employees, officers, directors, consultants and other service providers. In accordance with the Plan, options are granted with exercise prices equal to the market price of the shares at the date of grant.

Terms and conditions of share option program

The terms and conditions relating to the grants under the Plan are that all options are to be settled by physical delivery of shares. Under the current Plan, the maximum term of the options is 5 years.  Under the Plan, the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Company. At December 31, 2013, the Company has the following options outstanding:

20              Share-based payments – (continued)

Number of Options	Exercise Price	Expiry Date(1)
	$
21,000	0.70	April 29, 2014
30,000	0.70	Mar 23, 2014
1,646,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
930,920	0.90	Sept 10, 2017
190,000	0.72	Nov 21,2018
2,847,920

(1)	In terms of the approved Plan, the expiry date of options that expire in a closed period will be extended by 10 days from the cessation of the close period.

The continuity of the options granted, exercised, cancelled and expired under the Plan during 2013 and 2012 are as follows:
Number of Options	Weighted Avg. Exercise Price
$
Options outstanding and exercisable at December 31, 2011	4,254,000	0.93
Exercised	(1,391,250)	0.70
Granted	931,900	0.90
Expired	(465,000)	0.70
Options outstanding and exercisable at December 31, 2012	3,329,650	1.05
Exercised	(671,730)	0.70
Granted	190,000	0.72
Options outstanding and exercisable at December 31, 2013	2,847,920	1.11

The weighted average remaining contractual life of the outstanding options is 2.76 years (2012: 2.92 years). The weighted average share price at the date of exercise for the options exercised in the year was $1.16.

The vesting of options is determined at the discretion of the board of directors, at the time the options are granted. As of December 31, 2013 there are 2,363,871 stock options available to grant (2012: 1,814,968 stock options)

Inputs for measurement of grant date fair values

The fair value of share based payments noted above was estimated using the Black-Schöles Option Pricing Model with the following assumptions for the years ended December 31, 2013 and 2012.

20              Share-based payments – (continued)
	2013	2012

Risk-free interest rate	0.95%	0.1%
Expected dividend yield	Nil	Nil
Expected stock price volatility (based on historical volatility)	57.88%	58.37%
Expected option life in years	5	5
Exercise price	0.72	0.90
Share price at grant date	0.72	0.90
Fair value at grant date	0.356	0.44
Expected forfeiture rate	0%	0%

 (b) Equity instruments granted under the Blanket Mine Zimbabwe Indigenisation Transaction

The equity instruments granted under the Blanket Mine Zimbabwe Indigenisation Transaction (refer note 5), excluding Blanket Mine Employee Trust Services (Private) Limited (BETS), were accounted for as share-based payments under IFRS 2 Share Based Payment, whilst the equity instruments granted to BETS have been accounted for under IAS 19 Employee benefits.

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

To determine the fair value of the equity-settled share-based payment and take into account the unique features of each transaction, the Monte Carlo Simulation technique was used as the valuation model to allow for the uncertainty around the potential scenarios that affect the value of each arrangement. Projected market values were estimated using a stochastic modelling methodology based on Geometric Brownian Motion model.

Assumptions used based on the grant date of September 5, 2012 were as follows:

Fair value of Blanket Mine	C$45,065
Expected volatility (based on historical volatility)	65%
Risk free rates	USD swap curve with country specific adjustments
Country specific adjustment	17.3%
Dividend yield	14.8%
Withholding tax	5% of dividends
Interest on loans	10%

20	Share-based payments – (continued)
The share based payment expense in the current year was as follows:

Share-based payment expenses
	Note	2013	2012	2011
		$	$	$
Share options granted		68	408	1,101
Option value of the Blanket Mine indigenisation transaction	5		14,161	-
Total costs		68	14,569	1,101

21               Provisions

Site restoration

Site restoration relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs, estimated to be paid in 2022 (Blanket Mine) based on the estimated life of mine. Site restoration costs are capitalized to mineral properties at initial recognition and amortized systematically over the estimated life of the mine.

$
Balance at January 1, 2012	1,785
Foreign currency adjustment	(58)
Unwind of discount	43
Change in estimate during the year	(755)
Balance at December 31, 2012	1,015

Balance at January 1, 2013	1,015
Foreign currency adjustment	1
Unwind of discount	(1)
Change in estimate during the year	557
Balance at December 31, 2013	1,572
Non-current	1,572

The discount rates currently applied in the calculation of the net present value of the Blanket Mine provision is 2.75% (2012 – 15.00%).

22              Trade and other payables

	2013	2012
	$	$
Trade payables	1,026	4,855
Other payables and accrued expenses	3,574	920
	4,600	5,775

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 24.

The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

23               Cash flow information

Non-cash items and information presented separately on the cash flow statement:
	2013	2012	2011
	$	$	$
(Loss)/Profit for the year	(490)	7,358	12,130
Adjustments for:
Net finance costs	108	81	162
Income tax expense	9,897	12,818	8,464
Site restoration	556	(91)	67
Share-based payment expense	68	14,569	1,101
Depreciation	3,276	3,392	2,983
Impairment	14,203	330	3,884
Other	-	-	(13)
Cash generated by operations before working capital changes	27,618	38,457	28,778
Inventories	(1,767)	(1,151)	(1,858)
Prepayments	(51)	195	(241)
Trade and other receivables	(2,226)	1,846	(1,338)
Trade and other payables	(806)	2,073	(41)
Cash generated by operating activities	22,768	41,420	25,300

24               Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The trade receivable relate to gold bullion sold to Metalor Technologies before year end. The amount was settled in January 2014.

24               Financial instruments – (continued)

Based on past experience, the directors believe that the outstanding receivable by Metalor Technologies is of good credit quality.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2013	2012
	$	$
Canada	-	30
Other regions	3,889	1,683
Impairment losses

None of the trade and other receivables is past due at the year-end date.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.
December 31, 2013	Carrying amount		6 months or less
	$		$
Non-derivative financial liabilities
Trade and other payables		4,600		4,600
Bank overdraft		1,796		1,796
		6,396		6,396

December 31, 2012	Carrying amount		6 months or less
	$		$
Non-derivative financial liabilities
Trade and other payables		5,775		5,775
Advance dividend accrual - indigenisation		1,987		1,987
		7,762		7,762

Currency risk

As the Group operates in an international environment, some of the Group’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollar in the Group’s consolidated financial statements.

24               Financial instruments – (continued)
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
	2013	2012
	$	$
Cash and cash equivalents	25,042	26,451
Bank overdraft	(1,796)	-
Trade and other receivables	3,887	1,687
Trade and other payables	(5,160)	(4,858)
Advance dividend accrual – Indigenisation	-	(1,987)

The following exchange rates applied during the year:
	Average rate during the year		Spot rate
	2013	2012	December 31, 2013	December 31, 2012
(In Canadian dollars)	$	$	$	$
USD 1	1.0300	0.9998	1.0696	0.9935
Rand 1	0.1071	0.122	0.1019	0.1162
Kwacha	0.1895	0.0002	0.1921	0.0002

Sensitivity analysis

A strengthening/weakening of the Canadian dollar, against the USD and Rand at December 31 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2012.
	Equity	Profit or loss
(Effect in thousands of Canadian dollars)	$	$
December 31, 2013
USD (for each 1 percent movement)	2	132
Rand (for each 1 percent movement)	10	101
24 Financial instruments – (continued)
December 31, 2012
USD (for each 1 percent movement)	325	71
Rand (for each 1 percent movement)	3	2

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe.  The Group’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

In the monetary policy statement announced by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. The Bond plus accrued interest is guaranteed by RBZ on maturity.  Blanket Mine has been unable to sell the Bond at an acceptable discount rate and the RBZ did not redeem the Bond on the initial maturity date nor any subsequently advised maturity dates. As a result of the uncertain redemption date and the lack of information coming from the RBZ, the Bond has been written down to $nil whilst Blanket Mine continues to retain legal ownership of the RBZ debt.

The basis for determining all other fair values is disclosed in note 4.

25              Dividends

The following dividends were declared and paid by the Company (excluding NCI) for the year ended December 31, 2013.

	2013	2012
	$	$
$0.0998 per qualifying share (2012: nil)	5,202	-

26              Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.

27              Related parties

Transactions with key management personnel

Key management personnel compensation:

In addition to their salaries, the Group also contributes to a defined contribution plan on behalf of eligible employees. For the terms of the plan refer to note 19: Defined Contribution Plan.

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20).

Key management personnel compensation comprised.
	2013	2012	2011
	$	$	$
Short-term benefits	1,526	1,357	1,289
Share-based payments	36	401	947
	1,562	1,758	2,336
Key management personnel and director transactions:

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of those entities transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

27              Related parties – (continued)
					Balance As at December 31,
	Note	2013	2012	2011	2013	2012
		$	$	$	$	$

Management fees, allowances and bonus paid or accrued to a company for management services provided by the Group’s President	(i)	736	704	588	-	-

Rent for office premises paid to a company owned by members of the President’s family.	38	43	48	-	-
Legal fees and disbursements up to retirement.	88	111	97	-	6
Directors fees paid	285	215	145	-	48

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

28              Group entities

	Country of incorporation	Legal shareholding
		2013	2012
Subsidiaries of the Company		%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100
Caledonia Mining Services Limited	Zimbabwe	100	100
Caledonia Kadola Limited	Zambia	100	100
Caledonia Mining (Zambia) Limited	Zambia	100	100
Caledonia Nama Limited	Zambia	100	100
Caledonia Western Limited	Zambia	100	100
Dunhill Enterprises Inc.	Panama	100	100
Eersteling Gold Mining Corporation Limited	South Africa	100	100
Fintona Investments (Proprietary) Limited	South Africa	100	100
Greenstone Management Services (Proprietary) Limited	South Africa	100	100
Greenstone Management Services Limited	United Kingdom	100	100
Maid O’ Mist (Proprietary) Ltd	South Africa	100	100
Mapochs Exploration (Proprietary) Ltd	South Africa	100	100
Caledonia Holdings (Africa) Limited	Barbados	100	100
Blanket (Barbados) Holdings Limited	Barbados	100	100
Blanket Mine (1983) (Private) Limited(3)	Zimbabwe	(2)49	49
Blanket Employee Trust Services (Private) Limited (BETS) (1)	Zimbabwe	-	-
Blanket Mine Employee Trust (Employee Trust)(1)	Zimbabwe	-	-
(1) BETS and the Employee Trust are consolidated as structured entities.
(2)Refer to Note 5, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.
(3)Blanket has no subsidiary companies.

29               Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s President reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

The Zimbabwe operating segments comprise an operating gold mine. The Zambia segments consist of Nama copper project and cobalt project. The South Africa geographical segment comprise a gold mine as well as sales made by Greenstone Management Services (Proprietary) Limited to the Blanket Mine.

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

29               Operating Segments – (continued)

Information about reportable segments
2013	Corporate		Zimbabwe		South Africa		Zambia		Inter-group eliminations adjustments		Total
	$		$		$		$		$		$
External Revenue		-		65, 113		10,618		-		(10,618)		65,113
Royalty				(4,544)		-						(4,544)
Production costs		-		(28,580)		(9,749)		-		10,917		(27,412)
Management fee		-		(4,820)		4,820		-		-		-
Other income/(expense)		5,770		(5,770)		-		-		-		-
Administrative expenses		(2,872)		(2,380)		(2,304)		-		(216)		(7,772)
Share-based payment expenses		(68)		-		-		-				(68)
Depreciation		-		(3,491)		(15)		-		230		(3,276)
Impairment		-		(91)		(399)		(13,713)		-		(14,203)
Finance income		24		-		-		-		-		24
Finance expense		-		(132)		-		-		-		(132)
Foreign exchange gain/(loss)		111		1		2,336		-		(771)		1,677
Segment profit before income tax		2,965		15,306		5,307		(13,713)		(458)		9,407
Tax expense		(1,842)		(6,482)		(1,573)		-		-		(9,897)
Segment profit after income tax		1,123		8,824		3,734		(13,713)		(458)		(490)
Geographic segment assets:
Current		15,064		10,599		10,446		45		-		36,154
Non-Current		55		34,840		331		-		(1,778)		33,448
Expenditure on property, plant and equipment		-		9,461		35		2,637		(395)		11,738
Intercompany balances		60,893		1,773		6,287		-		(68,953)		-
Geographic segment liabilities

Current		160		5,731		1,635		8		-		7,534
Non-current		-		9,360		734		-		-		10,094
Intercompany balances		3,601		783		38,623		25,946		(68,953)		-

2012	Corporate		Zimbabwe		South Africa		Zambia		Inter-group eliminations adjustments		Total
	$		$		$		$		$		$
External revenues		-		75,221		8,054		-		(8,054)		75,221
Royalty		-		(5,261)		-		-		-		(5,261)
Production costs		-		(26,842)		(7,202)		-		8,391		(25,653)
Management fee		-		(4,761)		4,761		-		-		-
Administrative expenses		(2,390)		(214)		(1,451)		-		-		(4,055)
Share-based payment expenses		(408)		(14,161)		-		-		-		(14,569)
Depreciation				(3,414)		(183)		-		205		(3,392)
Impairment		-		(330)		-		-		-		(330)
Finance income		17		62		-		-		-		79
Finance expense		-		(160)		-		-		-		(160)
Indigenisation costs		(292)		(1,396)		(12)		-		-		(1,700)
Foreign exchange gain/(loss)		-		(4)		453		-		(453)		(4)
Segment profit before income tax		(3,073)		18,740		4,420		-		89		20,176
Tax expense		-		(11,482)		(1,336)		-		-		(12,818)
Segment profit after income tax		(3,073)		7,258		3,084		-		89		7,358
Geographic segment assets:
Current		19,581		9,847		5,824		42		-		35,294
Non-current		55		25,129		608		10,741		-		36,533
Expenditure on property, plant and equipment		-		4,371		15		3,614				7,909
										(91)
Intercompany balances		66,008		-		6,616		-		(72,624)		-
Geographic segment liabilities
Current		909		7,259		1,106		6		-		9,280
Non-current		-		6,620		308		-		-		6,928
Intercompany balances		13,680		1,422		35,966		21,556		(72,624)		-

Major customer

Revenues from Rand Refinery in South Africa and Metalor Technologies in Switzerland amounted to  $65,113 in 2013. In 2012, revenue from Rand Refinery in South Africa amounted to $75,221.

2011	Corporate		Zimbabwe		South Africa		Zambia		Inter-group eliminations adjustments		Total
	$		$		$		$		$		$
External Revenue		1		55,704		9,331		-		(9,331)		55,705
Royalty		-		(2,514)		-		-		-		(2,514)
Production costs		-		(20,751)		(9,249)		-		8,907		(21,093)
Management fee		-		(3,647)		3,647		-		-		-
Administrative and share-based payment expenses		(3,411)		(305)		(1,062)		-		-		(4,778)
Depreciation		-		(2,947)		(210)		-		174		(2,983)
Impairment		-		-		(3,884)		-		-		(3,884)
Finance income		-		-		55		-		-		55
Finance cost		-		(217)		-		-		-		(217)
Foreign exchange gain/(loss)		173		130		592		-		(592)		303
Segment profit before income tax		(3,237)		25,453		(780)		-		(842)		20,594
		-
Income tax expense		-		(8,791)		327		-		-		(8,464)
Segment profit after income tax		(3,237)		16,662		(453)		-		(842)		12,130

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date           April 30, 2014

CALEDONIA MINING CORPORATION
By:	/s/ Stefan Hayden
Stefan Hayden Chief Executive Officer