Form 20-F
period 2014-12-31
CALEDONIA MINING CORP
filed 2015-03-31
CIK 766011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 20-F
ANNUAL REPORT

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ……………………………………………

For the transition period from ……………………………… to ………………………………

Commission file number  000-13345

CALEDONIA MINING CORPORATION
(Exact name of Registrant as specified in its charter)

Canada
(Jurisdiction of incorporation or organization)

Greenstone Management Services Proprietary Limited
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

TABLE OF CONTENTS

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	9

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE	9

ITEM 3 - KEY INFORMATION	9

A. Selected Financial Data	9
B. Capitalization and Indebtedness	10
C. Reasons for the Offer and Use of Proceeds	10
D. Risk Factors	11

ITEM 4 - INFORMATION ON THE COMPANY	17

A. History and Development of the Company	17
B. Business Overview	19
C. Organizational Structure	32
D. Property, Plant and Equipment	32

ITEM 4A - UNRESOLVED STAFF COMMENTS	32

ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS	32

A. Operational Results	32
B. Trend Information	38
C. Off-Balance Sheet Arrangements	39
D. Tabular Disclosure of Contractual Obligations	39

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	39

A. Directors and Senior Management	39
B. Compensation	42
C. Board Practices	44
D. Employees	44
E. Share Ownership	45

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	47

A. Major Shareholders	47
B. Related Party Transactions	47
C. Interests of Experts and Counsel	48

ITEM 8 - FINANCIAL INFORMATION	48

A. Consolidated Statements and Other Financial Information	48
B. Significant Changes	49

ITEM 9 - THE OFFERING AND LISTING	49

A. Offering and Listing Details	49

ITEM 10 - ADDITIONAL INFORMATION	50

A. Share Capital	50
B. Memorandum and Articles of Association	50
C. Material Contracts	52
D. Exchange Controls	52
E. Taxation	52
F. Dividends and Paying Agents	57
G. Statement by Experts	57
H. Documents on Display	57
I. Subsidiary Information	58

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	58

A. Currency Risk	58
B. Interest Rate Risk	58
C. Concentration of Credit Risk	59
D. Liquidity Risk	59
E. Commodity Price Risk	59

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

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an "accelerated filer" or a "larger accelerated filer".

CURRENCY

All references to dollar amounts are expressed in the lawful currency of Canada, unless otherwise specifically stated.  Per share amounts are expressed in Canadian dollars.

NON-IFRS FINANCIAL INFORMATION

This Annual Report contains financial statements of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  In addition, this Annual Report also contains non-IFRS financial measures (“Non-IFRS Measures”) including “on-mine cash cost per ounce”, “all-in sustaining cost per ounce”, “all-in cost per ounce”, “average realized gold price” and “adjusted earnings per share” as we believe these are useful metrics for measuring our performance. However, these Non-IFRS Measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS.

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

Table 3 A shows the applicable selected financial data for 2010, 2011, 2012, 2013 and 2014 pursuant to IFRS.

Table 3 A (ii) shows the US$ exchange rates against the Canadian $ for each of the 5-year periods indicated, for the period end and average exchange rate and the range of high and low rates for each year and the high and low exchange rates for the individual  months ended March 27, 2015.

Table 3A - Selected Financial Information prepared for 2014, 2013, 2012, 2011 and 2010 pursuant to IFRS - the figures presented being for the year ended or as of the end of each such year as applicable in the circumstances.

Financial – All in C$ 000’s unless otherwise indicated	2014	2013	2012	2011	2010
Revenue	59,082	65,113	75,221	55,705	22,388
Gross Profit	20,473	29, 881	40,915	29,115	6,360
Expense - (General and administration, interest and foreign exchange including provisions and impairments)	(7,304)	(20,474)	(20,658)	(8,359)	(3,866)
Net Income /(Loss) – after income taxes from operations	6,565	(490)	7,358	12,130	1,455
Net Income /(Loss) – after income taxes from continuing operations	6,565	(490)	7,358	12,130	1,455
Cash and cash equivalent	26,838	25,222	27,942	9,686	1,145
Current Assets	36,908	36,154	35,294	18,159	6,176
Total Assets	77,296	69,602	71,827	52,402	38,159
Current Liabilities	5,781	7,534	9,280	4,566	4,629
Long Term Liabilities	12,980	10,094	6,928	7,822	7,050
Working Capital	31,127	28,620	26,014	13,588	1,547
Net Assets	58,535	51,974	55,619	40,014	26,480
Total Capital Expenditures including Mineral Properties	6,786	11,738	7,909	8,528	7,304
Financing Raised(repaid)	(1,796)	2,266	544	(279)	159

Share Information
	2014	2013	2012	2011	2010
Market Capitalization (USD Thousands) at December 31	31,791	39,088	46,301	55,060	80,021
Shares Outstanding (Thousands)(1)	52,117	52,117	51,446	50,549	50,169
Options Outstanding (Thousands)(1)	2,565	2,848	3,330	4,254	3,258
Basic and diluted net income (loss) per share for continuing operations	$ 0,093	$ (0,061)	$0.172	$0.24	$0.03
Basic and diluted net income (loss) per share for the year	$ 0,093	$ (0,061)	$0.172	$0.24	$0.03

(1)	All share and option numbers are stated on the basis of the 1:10 reverse split that took place in 2013

Table 3A (ii) - Summary of Exchange Rates for the 5-year Period - 2010 to 2014
The following table sets forth, for each of the years indicated, the exchange rate of the United States dollar into Canadian currency at the end of such year, the average exchange rate during each such year and the range of high and low rates for each such year as supplied by the Bank of Canada.

On March 27, 2015, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $0.8019. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

Exchange Rate	2014	2013	2012	2011	2010
Rate at 31 December (1)	0.0862	1.0696	0.9935	0.9767	0.9999
Average Rate (2)	0.9054	1.0300	0.9998	0.9892	1.03
High Rate (1)	0.8589	1.0707	1.0414	1.0468	1.0766
Low Rate (1)	1.0164	0.9836	0.9676	0.9748	0.9966

Notes:
(1)	The rate of exchange is the Bank of Canada closing rate for the period 1 C$ to US$.

(2)	The average rate means the average of the exchange rates during the year.

The high and low rates of exchange for each of the months from December 2014 to March 27, 2015 are as follows:

	Sept 2014	Oct 2014	Nov 2014	Dec 2014	Jan 2015	Feb 2015	March 2015
Closing	0.8929	0.8872	0.8741	0.8620	0.7867	0.7998	0.8019
Average	0.9826	0.8917	0.8827	0.8672	0.8260	0.7800	0.7934
Hi	0.9826	0.8885	0.8741	0.8650	0.8226	0.7960	0.7901
Low	0.9109	0.8948	0.8799	0.8694	0.8294	0.8035	0.7969

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Country Risk
The jurisdictions in which the Company operates are unpredictable.  Assets and investments in these foreign jurisdictions are subject to risks that are usually associated with operating in a foreign country and, any of these could result in a material adverse effect on the business, results of operations or financial performance of the Company.  These risks include, but are not limited to, access to assets, labour disputes and unrest; arbitrary revocation of government orders, approvals, licenses and permits; corruption; uncertain political and economic environments; bribery; war; civil disturbances and terrorist actions; sudden and arbitrary changes to laws and regulations; delays in obtaining government permits; limitations on foreign ownership; more onerous foreign exchange controls; currency devaluations; import and export regulations; inadequate, damaged or poorly maintained infrastructure; and endemic illnesses.  There can be no guarantee that governments in these jurisdictions will not unilaterally expropriate the property of companies that are involved in mining or that have a majority foreign ownership or for any other reason.

Significant operations of Caledonia are currently conducted in Zimbabwe and, as such, these operations are exposed to various levels of political, economic and other risks and uncertainties in addition to those set out above.  These risks and uncertainties include, but are not limited to, expropriation and nationalization, or mandatory levels of Zimbabwean ownership beyond currently mandated levels; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

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
-           environmental controls and permitting;
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
-           lack of uninterrupted power supplies; and
-           lack of investment funding;

Such risks could potentially arise in any country in which Caledonia operates.

Effective January 1, 2012, Zimbabwe increased the gross royalty payable to the Zimbabwe Government from 4.5% to 7% of the gross revenues received by mining companies operating in Zimbabwe from gold sales. Effective January 1, 2014, there was a change in the regulations which means that the royalty payable to the Zimbabwe government was no longer allowable as a deduction for the purposes of calculating income tax.  With effect from October 1, 2014 the royalty rate was reduced to 5%.  Changes to Zimbabwean legislation in January 2014 required all Zimbabwean gold producers to sell their production to Fidelity Printers and Refiners Limited (“Fidelity”) for a sale value which represents 98.5% of the value of the gold contained.  Prior to this change, Blanket sold its gold to a non-Zimbabwean refiner and received 100% of the value of the gold contained.  Effective February 2015 the realised gold price in 2014 represents 98.5% of the value of the gold that is received by Blanket in terms of its sale agreement to Fidelity. With effect from February 3, 2015, Blanket receives 98.75% of the value of the gold it delivers to Fidelity.

In January 2008 the Zambian government announced the following changes to its tax laws that would have had a bearing on the Nama Project.  The key changes were:

•           Increase in mineral royalty from 0.6% to 3%

•           Increase in profit tax rate from 25% to 30%

•           Introduction of variable profit tax of 15% for net profit above 8%

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

Whilst these changes are welcome, the royalty remains unchanged at 3% during 2014 and we make the observation that at low cobalt prices, the royalty can give rise to a very significant tax burden on the project.

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

History of Losses; Accumulated Deficit; No Assurance of Revenue or Operating Profit
Since inception in February 1992, Caledonia has recorded a loss in every year except 1994, 2000, 2010, 2011, 2012 and 2014.  As at December 31, 2014, the consolidated accumulated deficit was $159,459,000.  Failure to achieve and maintain profitability may adversely affect the market price of our common shares. There can be no assurance that we will achieve profitability in the future or at all.

Write-downs on capital assets and mineral properties are typical for the mining industry.  Caledonia’s policy is to review the assets relative to current market conditions on an annual basis.

Development Risk
The Company is engaged in further development activities at Blanket Mine and its surrounding properties.  Construction and development of projects are subject to numerous risks including, but not limited to: obtaining equipment, permits and services; changes in regulations; currency rate changes; labor shortages; fluctuations in metal prices; and the loss of community support.

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

The operating results and financial position of Caledonia are reported in Canadian dollars in the consolidated financial statements. The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the carrying amount of Caledonia’s assets and the amount of shareholders’ equity. Caledonia does not use any derivative instruments to reduce its foreign currency risks.

In 2009, the government of Zimbabwe made foreign currencies legal tender in Zimbabwe and abolished the Zimbabwe dollar. However, there is no guarantee that the Zimbabwe government will not reintroduce the local currency.

Credit Risk Exposure
Credit risk is the risk that a party with a contractual obligation to Caledonia will default causing a loss to Caledonia.  New regulations introduced by the Zimbabwean Ministry of Finance in January 2014 require that all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production is sold to Fidelity.  To date, Blanket has received all payments due from Fidelity in full and on time.  This arrangement introduces a new credit risk, beyond the control of Caledonia or Blanket, that receivables and contractual performance due from Fidelity will not be paid or performed in a timely manner, or at all.

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

Indigenization
The government of Zimbabwe has introduced legislation (typically referred to as indigenisation) requiring companies to facilitate participation in their shareholdings and business enterprises by the indigenous population.  In not all instances is it assured that such interests will have to be paid for at full fair value, which may result in increased political and economic risks of operating in that area. As reported the Blanket Mine in Zimbabwe has complied with the requirements of the Indigenisation Act in Zimbabwe whereby indigenous shareholders legally own 51% ownership of Blanket Mine (1983) (Pvt) Ltd in 2012.

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

Need for Additional Funds
The Company expects that for at least 2015, 2016 and 2017, it can fund all of its exploration, development and production operations from internal funds – and that it will not have to seek externally sourced funding for those years. However there can be no guarantees and the situation will be consistently monitored.

Dependence upon Key Personnel
Caledonia’s success depends (i) on the continued contributions of its directors, executive officers, management and consultants, and (ii) on Caledonia’s ability to attract new personnel whenever Caledonia seeks to implement its business strategy.   The loss of the services of any of these persons could have a materially adverse effect on the Company’s business, prospects results of operations and financial performance. The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. There is no assurance that the Company will always be able to locate and hire all of the personnel that it may consider that it requires.  The Company, where it considers it appropriate, engages consulting and service companies to undertake some of the work functions. Mr. S.E. Hayden resigned as President and Chief Executive Officer on November 18, 2014 and resigned as a Director on 6 December, 2014. Mr. S.R. Curtis was appointed as a suitable candidate with the necessary experience and skills to act in his new role as President and Chief Executive Officer to replace Mr. S.E Hayden.

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

Labor Relations
Most of the employees are members of the Associated Mine Workers Union of Zimbabwe.  Pay rates for all wage-earning staff are negotiated on a Zimbabwe industry-wide basis between the union and representatives of the mine owners.  Any industrial action called by the Union may affect the Company’s operations even though the Company’s operations may not be at the root cause of the action.
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

Caledonia was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies.  It exists pursuant to the Canada Business Corporations Act.

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

The addresses and telephone numbers of Caledonia’s principal offices are:

African Office - South Africa	Representational Offices - Canada

Greenstone Management Services Proprietary Limited	Suite 4009, 1 King Street West
24, 9th Street, Lower Houghton	Toronto, Ontario, Canada
Johannesburg, Gauteng, 2198	M5H 1A1
South Africa	(1)(416) 369-9835
(27) 11 447 2499

Background
In 1995 the Company acquired ownership of the shares of the companies which owned the Barbrook and Eersteling Mines in South Africa.  The original acquisition was of only 96.4% of the issued shares of Eersteling Gold Mining Company Limited with the remaining 3.6% being acquired in mid-2004. On May 31, 2008 an agreement to sell Barbrook Mine was concluded and Caledonia was paid the full purchase price of $9,130,000 by Eastern Goldfields SA Proprietary Limited.

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwean company, Caledonia Holdings Zimbabwe (Private) Ltd., which held the shares of Blanket Mine (1983) (Private) Limited, the owner of the operating Blanket Gold Mine.  The purchase consideration was $1,000,000 (U.S.) and the issuance to the vendor of 20,000,000 shares in the capital of Caledonia.  Because the Company bought the shares of the company owning the Blanket Mine it thereby acquired all of the assets of that company and assumed all of its liabilities.

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

Total gold production at Blanket Mine in: (i) 2014, was 41,771 ounces (ii) 2013, was 45,530 ounces; (iii) 2012, was 45,464 ounces.  The aggregate production at Blanket Mine from January 1, 2015 to February 28, 2015 was 6,796 ounces.

Indigenization of Blanket Mine (1983) (Private) Limited

In 2008, the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007, which stipulated that indigenous Zimbabwean citizens must hold at least 51% of all Zimbabwean companies.

On February 20, 2012, Caledonia announced it had signed a Memorandum of Understanding with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe, pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in Blanket Mine (1983) (Private) Limited at a transactional value of US$30.09 million.  Accordingly, Caledonia entered into agreements with each of the following indigenous shareholders to allow them to subscribe for an aggregate 51% ownership interest in Blanket Mine (1983) (Private) Limited as follows:

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

Employees

As of December 31, 2014, the Company’s employees comprised of 721 permanent employees and 307 contractors. Of this number, Blanket Mine has 707 permanent employees and 303 contractors.

Significant Acquisitions or Developments

Caledonia did not complete any significant dispositions or significant acquisitions for which disclosure is required since the end of the most recently completed financial year.

Subsequent Events

There were no material or significant events from December 31, 2014 to the date of the document.

B.	Business Overview

Mining and Exploration Activities:

Gold Production

Blanket Mine (1983) Private Limited (“Blanket”)

Blanket currently sells its gold production to Fidelity in Harare Zimbabwe and in 2014 received 98.5% of the value of the gold contained in US dollars within 7 days of sale in full settlement.  This sales arrangement came into effect in January 2014, prior to this gold was sold to Metalor in Switzerland.  As from February 3, 2015, Blanket will receive 98.75% of the value of the gold sold to Fidelity Printers and Refiners:  all other terms of sale remain unchanged.

In terms of the regulations, from January 1, 2014 to September 30, 2014 Blanket Mine paid a 7% royalty on gold sales revenue to the Zimbabwe Government on a monthly basis.  With effect from October 1, 2014, the royalty rate was reduced to 5%.  Blanket Mine also pays an annual fee to protect the various claims amounting to approximately $120,000 pa. All fees and royalties are paid up to date.

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

Production Operations

Mining Operations

Following the completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas can produce up to 1,200 tons of ore daily using predominately long-hole open stoping methods. Blanket Mine now produces approximately 42,000 ounces of gold per year.  In November 2014 Blanket embarked on a Revised Investment Plan (“Revised Plan”) the objectives of which are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  In addition to the completion of the existing No. 6 Winze project, the infrastructure improvements will include the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.  The increased investment pursuant to the Revised Plan is expected to give rise to production from inferred resources of approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from proven and probable mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

A preliminary economic assessment (the “PEA”) has been prepared in respect of the inferred resources which is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be classified as mineral reserves.  There is no certainty that the PEA will be realised. The PEA was published on December 2, 2015 and is available on the System for Electronic Data Analysis and Retrieval at www.sedar.com and Caledonia’s website (www.caledoniamining.com).

Metallurgical Process

In terms of Blanket’s Revised Plan the crushing and milling circuits will be expanded to handle 3,000 tons of ore per day capacity by additions and improvements to them. Their throughput capacity is more than sufficient to handle the planned increases in mine production from the No. 6 Winze Project and the Central Shaft.

All run of mine ore is crushed  underground to minus 150mm, hoisted to surface and crushed to minus 12mm in the surface 2-stage crushing circuit.  This material is then currently fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Gold Concentrators where approximately 49% of total mill gold production is recovered as ‘gravity’ concentrate.  The Knelson Concentrator tails are pumped through cyclones whose underflow reports to the open-circuit regrind ball mill.  The product from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach (“CIL”) plant consisting of eight, 600 cubic meter leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place.  During 2014 the Pressure Swing Absorption (“PSA”) plant which produces oxygen was re-commissioned and produces oxygen at approximately half of the cost of purchased liquid oxygen.  Oxygen from the PSA plant is now sparged in the CIL system, which has improved recovery and also reduced cyanide consumption.  Elution of the gold from the loaded carbon and subsequent electro-winning are done on site.  During electro winning the gold is deposited on steel wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from this acid digestion together with the re-dressed gold concentrate from Knelson Concentrators are smelted into Dore bars. The granular activated carbon is kiln regenerated before it is re-circulated back to the CIL section. The CIL plant has an overall design capacity of 3,800 tons of milled ore per day.

The Dore bars are delivered and sold, as required by Zimbabwean law, to Zimbabwe Government-operated Fidelity. In 2014, Blanket received 98.5% of the value of the gold sold to Fidelity.  With effect from February 3, 2015, Blanket receives 98.75% of the value of the gold delivered and sold to Fidelity.  Blanket gets paid in US dollars into its Zimbabwean bank account within 7 days of delivery.

Mineral Reserve Calculations

A technical report entitled “A Technical Report on the Blanket Mine in the Gwanda Area, Zimbabwe” (the “Technical Report”) relating to the Blanket Mine, with an effective date of December 1, 2014, was prepared by Minxcon Proprietary Limited, (“Minxcon”), in compliance with National Instrument 43-101 - Standards for Disclosure of Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and was published on December 2, 2014.

Minxcon is a mining industry consulting company based in South Africa.  Minxcon reviewed the mineral reserve and mineral resource calculation procedures for the Blanket Mine as at August 31, 2014.  Minxcon’s mineral resource and mineral reserve estimates are set out in the following tables:

MINERAL RESOURCES – August 31, 2014
Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,572,700	3.91	197,600
Indicated Resources	2,478,900	3.77	300,300
Total Measured and Indicated	4,051,600	3.82	497,900
Inferred Resources*	3,344,800	5.11	550,000
Notes:
Mineral Resources are reported inclusive of Mineral Reserves**.
Resource estimate is based on a gold price of US$1,300/oz
Mineral Resources are stated at a 1.96 g/t cut-off.
Tonnages and ounces are rounded to the nearest 100.
Tonnages are stated at an in-situ relative density of 2.86 t/m3.
Inferred Resources are expressed separately from the Measured and Indicated category.

Note *    Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically or legally. It cannot be assumed that all or any part of the inferred resource will be upgraded to a higher resource or reserve category.

MINERAL RESERVES – August 31, 2014
Mineral Reserve Category	Tonnnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	856,000	3.40	93,640
Probable Reserves	2,077,800	3.78	252,760
Total Proven & Probable Reserves	2,933,800	3.67	346,400
Notes:
Mineral Resources are reported inclusive of Mineral Reserves**.
Reserve estimate is based on a gold price of US$1,250/oz and a cash cost of US$71/tonnes milled.
Blanket pay limit is 2.03 g/t.
Reserve tonnages have been diluted by 7.5% at zero grade to yield RoM tonnages (delivered to mill).
Tonnages and ounces are rounded to the nearest 100.

Note **  Prior to the preparation of the Minxcon Technical Report, Blanket Mine reported resources exclusive of reserves. However, as the mine matured an increasing proportion of the “reserve” accumulated in pillars which are unlikely to be mined in the immediate future. In order to distinguish between the currently available reserves and pillar blocks which are not immediately available, Blanket Mine’s Technical Department has elected to report mineral resources inclusive of mineral reserves. Accordingly, these pillar tonnages are now reported under the Measured Resource category until they are scheduled in the mine plan.

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

The above tables use the terms “inferred resources” and “indicated resources.”  While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them.  They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resource will ever be upgraded to a higher category.  Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

The full Technical Report can be viewed on the Company’s website – www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Since the calculation of the above August 31, 2014 figures, the Company has mined 131,500 tons with an average recovered gold grade of 3.16 grams per ton, the majority of which has been from within the reserve blocks to produce 13,349 ounces of gold at a recovery of 93.2%.   An updated internal estimate of Blanket’s mineral reserves and resources as at December 31, 2014 has been prepared by Blanket Mines’ Technical Department following the standards and procedures required by NI 43-101. In preparing the Mineral Resource and Mineral Reserve estimates, the following assumptions and modifying factors were applied. A cut-off grade (pay limit) of 2.03 g/t based on a gold price of US$1,250/oz, was applied. Tonnages were increased by 7.5% to allow for dilution at zero grade and the grade adjusted accordingly. A metallurgical recovery of 93% was applied, marginally less than the 3 year historical 93.3% recovered grade.  The Mineral Reserve and Mineral Resource estimates included in this report have been reviewed and approved by Dr Pearton, Caledonia’s Qualified Person and the results are presented in the following tables:

MINERAL RESOURCES – December 31, 2014
Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,547,400	3.89	193,700
Indicated Resources	2,493,400	3.75	300,250
Total Measured and Indicated	4,040,800	3.80	493,950
Inferred Resources*	3,344,800	5.11	550,000
Notes:
Mineral Resources are reported inclusive of Mineral Reserves**.
Resource estimate is based on a gold price of US$1,300/oz
Mineral Resources are stated at a 1.96 g/t cut-off.
Tonnages and ounces are rounded to the nearest 100.
Tonnages are stated at an in-situ relative density of 2.86 t/m3.
Inferred Resources are expressed separately from the Measured and Indicated category.

Note *    Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically or legally. It cannot be assumed that all or any part of the inferred resource will be upgraded to a higher resource or reserve category.

MINERAL RESERVES – December 31, 2014
Mineral Reserve Category	Tonnnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	872,900	3.33	93,550
Probable Reserves	2,034,000	3.60	235,650
Total Proven & Probable Reserves	2,906,900	3.52	329,200
Notes:
Mineral Resources are reported inclusive of Mineral Reserves**.
Reserve estimate is based on a gold price of US$1,250/oz and a cash cost of US$71/tonnes milled.
Blanket pay limit is 2.03 g/t.
Reserve tonnages have been diluted by 7.5% at zero grade to yield RoM tonnages (delivered to mill).
Tonnages and ounces are rounded to the nearest 100.

Relative to the independent estimate of mineral resources and mineral reserves as at August 31, 2014, the Reserves have decreased by 0.9% in terms of tonnage.  Resources expressed in terms of tonnage have declined by 0.3% over the same period.

While Blanket Mine has generally recorded 100% conversion of resources to reserves (past 10 years), this high rate of conversion cannot be assumed to occur in future. Blanket Mine is situated in a country which is widely considered to be politically unstable, and this may impact on the reserve life of the mine which at present is estimated at between 7 and 8 years based on the current mine plan. However, Blanket Mine is fully indigenized and compliant with all legislation within Zimbabwe and as such is expected to be able to operate within normal business parameters for the foreseeable future.

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Company’s Qualified Person as defined by NI 43-101.  Dr. Pearton has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of the Form 20-F to be filed with the SEC.

MINE UNDER CARE AND MAINTENANCE

Eersteling Gold Mining Company Limited

This mine remains under care and maintenance. Interested parties continue to investigate the merits of purchasing the mine and the Company continues to seek a suitable purchaser.

MARKETING

From 2009 until December 2014, Blanket was entitled to export and sell its entire gold production in its own name.   However since January 2014 Blanket is required to deliver and sell its entire gold production to Fidelity which is an organization controlled by the Zimbabwe authorities. To date, Blanket has received all payments due from Fidelity in full and on time.

KEY PERFORMANCE FACTORS

Following completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas can produce up to 1,200 tons of ore daily using predominately long-hole open stoping methods. The Revised Plan provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further US$20 million in the period 2018 to 2020.  The increased investment pursuant to the Revised Plan is expected to give rise to an increasing production profile that is expected to result in additional production from resources currently in the inferred category of approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from current mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

A PEA has been prepared in respect of the inferred resources which is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be classified as mineral reserves.  There is no certainty that the PEA will be realized.  The PEA was published on December 2 2015 and is available on the System for Electronic Data Analysis and Retrieval at www.sedar.com and Caledonia’s website (www.caledoniamining.com).

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the quarter and the preceding six quarters.

Blanket Mine Safety Statistics
Incident Classification	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fatal	0	1	0	0	0	0	0
Lost time injury	1	7	2	1	2	2	1
Restricted work activity	7	5	9	6	4	12	9
First aid	2	2	0	2	2	4	0
Medical aid	3	2	3	3	2	2	1
Occupational illness	0	0	0	0	0	0	0
Total	13	17	14	12	10	20	11
Incidents	12	11	17	10	6	4	19
Near misses	4	7	3	2	2	4	1
Disability Injury Frequency Rate (i)	0.25	1.75	0.46	0.24	0.49	0.49	0.24
Total Injury Frequency Rate (ii)	3.25	4.00	3.20	2.86	2.46	4.94	4.32
Man-hours worked (thousands)	801	800	865	840	812	810	833

(i)  A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
(ii) A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked.  This includes accidents that could have caused injuries.

The number of injuries incurred in Q4 was 45% lower than in the preceding quarter and reflects the intensive focus on the area of safety and health by Blanket management in recent quarters.  Management continues to be concerned at the relatively high proportion of reportable injuries compared to total incidents and the relatively low number of reported Near Misses, which may be symptomatic of a failure by workers to report minor incidents which did not result in an injury.  It is only by full and transparent reporting of all incidents, no matter how minor, that management can identify areas where systems and procedures should be improved or where adherence to approved procedures needs to be reinforced.  NOSA, an occupational health and safety specialist, continues to be involved in training staff on SHE auditing.

During the Quarter, in addition to the usual training courses, 154 personnel received induction training and 238 employees were trained on incident investigation and the implementation of the SHE management systems.

There were no significant adverse environmental issues during 2014.

Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2011	2011	306	-	13,614	13,920
Quarter 1	2012	147	-	3,353	3,500
Quarter 2	2012	38	1,000	5,042	6,080
Quarter 3	2012	108	2,000	6,366	8,474
Quarter 4	2012	123	-	5,808	5,931
Year 2012	2012	416	3,000	20,569	23,985
Quarter 1	2013	5	1,000	4,584	5,589
Quarter 2	2013	2,135	1,000	3,555	6,690
Quarter 3	2013	7	-	3,646	3,653
Quarter 4	2013	-	-	3,569	3,569
Year 2013	2013	2,147	2,000	15,354	19,501
Quarter 1	2014	-	-	3,026	3,026
Quarter 2	2014	5	-	3,617	3,622
Quarter 3	2014	-	-	3,090	3,090
Quarter 4	2014	30	-	2,586	2,616
Year 2014	2014	35	-	12,319	12,354

The final installment of the advance dividend payments that were payable to GCSOT in terms of Blanket’s indigenisation transaction was made in the second quarter of 2013.  No further dividends will be payable to GCSOT until the advance dividends have been repaid by the offset of future dividends on Blanket shares that are owned by GCSOT.  From January 1, 2014, Blanket has sold its gold production to Fidelity, a subsidiary of the Reserve Bank of Zimbabwe.  Blanket was paid 98.5% of the value of the gold it delivers to Fidelity, the balance of 1.5% is retained by Fidelity and is included in the payments shown above.  With effect from February 3, 2015 Blanket is expected to receive 98.75% of the value of the gold it delivers to Fidelity.

Gold Production

Tonnes milled, average grades, recoveries and gold produced and the average realised price per ounce during the Quarter, the preceding 7 quarters and January and February 2015 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tons Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)	Average Realised Price per Ounce of Gold Sold (US$/oz)
Quarter 1	2012	83,353	3.67	93.2	9,164	1,689
Quarter 2	2012	90,315	4.24	93.9	11,560	1,597
Quarter 3	2012	93,049	4.59	94.1	12,918	1,673
Quarter 4	2012	96,598	4.08	93.3	11,821	1,711
Year	2012	363,315	4.16	93.7	45,464	1,666
Quarter 1	2013	86,502	4.04	93.3	10,470	1,600
Quarter 2	2013	101,174	3.82	93.2	11,588	1,373
Quarter 3	2013	99,386	4.03	93.6	12,043	1,330
Quarter 4	2013	105,258	3.63	93.1	11,429	1,277
Year	2013	392,320	3.88	93.3	45,530	1,402
Quarter 1	2014	92,846	3.67	93.6	10,241	1,269
Quarter 2	2014	99,229	3.74	94.1	11,223	1,271
Quarter 3	2014	98,575	3.34	93.4	9,890	1,256
Quarter 4	2014	100,085	3.47	93.2	10,417	1,260
Year	2014	390,735	3.55	93.4	41,771	1,265
January	2015	38,582	3.10	92.9	3,573	1,268
February	2015	33,308	3.25	92.7	3,223	1,212

Gold production in the Quarter increased from the preceding quarter due to the higher grade and increased tonnes processed the effects of which were partially offset by a slight reduction in gold recovery.  Combined production in January and February 2015 was on target.

Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the Year and the comparative quarter and year have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine Cost per ounce(i), which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce(i), which shows the On-mine Cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base  that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce(i), which shows the All-in Sustaining Cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

Blanket Mine: Cost per Ounce of Gold Sold (US$/oz)
	Year 2012	Q4 2013	Year 2013	Q4 2014	Year 2014
On-Mine Cost (i)	570	666	613	704	652
Royalty(i)	116	89	98	59	82
Permitting costs related to current operations	5	3	3	3	3
3rd party smelting, refining and transport costs	6	6	7	-	-
Operating cost per ounce	698	766	721	766	736
Corporate general and administrative costs (incl. share based remuneration)	90	207	167	265	173
Community costs included in G&A not related to current production			(44)
Reclamation and remediation of operating sites	2	5	2	2	2
Exploration and study costs	-	5	2	3	3
Capital expenditure	67	213	125	82	55
All-in Sustaining Cost per ounce (i)	857	1,196	973	1,118	969
Costs not related to current production
Community costs	25	-	47	-	-
Permitting costs	17	1	2	1	1
Exploration and study costs	-	4	3	2	2
Capital expenditure	29	97	78	76	89
All-in Cost per ounce (i)	929	1,298	1,103	1,198	1,062

Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty. The ounces of gold sold in 2014 were 4.7% and 5.0% lower than in 2013 and 2012 respectively.  Approximately 60% of Blanket’s costs are fixed, therefore lower production and sales results in a higher cost per ounce for 2014 when compared to 2013 and 2012.  The average grade of ore milled in 2014 was 3.55g/t compared to 3.88 g/t in 2013 and 4.16 g/t in 2012 as discussed further below.  Unit mining and processing costs are determined by the tonnage of material processed, irrespective of the gold contained.  Thus the lower grades tend to increase the cost per ounce of gold produced.  The On-Mine Cost per ounce in the Quarter and the Year remained within the anticipated range, given the actual level of sales and the actual grade of the material processed. Certain changes to the mining method at the AR Main body have tended to increase On-Mine Costs in Quarter 4.  The incidence of working capital at the end of Q4 in each year has the effect of increasing the Q4 cost per ounce.

The royalty is payable to the Zimbabwean government.  The reduction in the royalty cost per ounce in Q4 of 2014 reflects the reduction in the royalty rate from 7% to 5% with effect from October 1, 2014.  The lower royalty per ounce in 2014 compared to previous years reflects the lower gold price.  Third party smelting and refining costs have reduced significantly since Blanket commenced sales of gold to Fidelity Printers and Refiners in Zimbabwe.  From January 1, 2014, such charges have been absorbed into revenues and are therefore shown as a reduction in the realised price of gold.

Corporate general and administrative costs increased in the quarter due to higher legal and consulting fees, a significant proportion of which were incurred in respect of events and activities which are not expected to recur.  Management has taken measures which are expected to progressively reduce the dollar-cost of general and administrative costs over the course of 2015.  Thereafter, the general and administrative cost per ounce is expected to decrease further as production increases from 2016 onwards in terms of the revised life of mine plan.

Sustaining capital expenditure varies from quarter to quarter depending on the timing of the purchase of specific higher value items of equipment. Over the course of 2014, sustaining capital investment was close to the target of approximately $50 per ounce.

Expansion capital investment includes investment in respect of Blanket’s capital projects. In terms of Blanket’s Revised Plan, which was announced on November 3, 2014, capital investment is expected to increase significantly in 2015, 2016 and 2017 before the resultant increases in production materialise.  Thus the expansion capital investment cost per ounce of gold sold is expected to increase substantially in future years.

Cost per ounce

Non-IFRS performance measures such as “On-Mine Cost per ounce”, “All-in Sustaining Cost per ounce” and “All-in Cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “On-mine Cost per ounce”, “All-in Sustaining Costs per ounce” and “All-in Cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of IFRS Production Costs
	Year 2012	Q4 2013	Year 2013	Q4 2014	Year 2014
Production costs (IFRS) (C$’000’s)	25,653	5,919	27,412	7,082	30,812
Less site restoration costs (C$’000’s)	(43)	(78)	(151)	41	(32)
Less exploration costs (C$’000’)	(831)	(121)	(393)	(89)	(379)
Reversal of claim fee provision (C$’000’s)	-	970	970	-	-
Reallocated admin costs	(247)	(65)	(337)	(508)	(466)
Realisation charges (i)	-	(284)	(284)	-	-
Non-Blanket production costs	(121)	(27)	(102)	317	-
Inter company profit elimination	1,353	331	1,332	599	727
Adjusted production costs (C$’000’s)	25,764	6,645	28,447	7,443	30,662
Exchange rate (US$1 to C$)	1.00	1.06	1.03	1.10	1.10
On-mine Production costs (US$’000’s )	25,769	6,301	27,619	6,766	27,969
Gold Sales (oz)	45,181	9,454	45,048	9,604	42,927
On-mine Cost (US$/oz)	570	666	613	704	652
Royalty (US$’000’s)	5,262	845	4,412	568	3,521
Permitting costs (US$’000’s)	225	33	135	25	110
Refining and 3rd party smelting (US$’000’s) (i)	290	60	301	-	-
Administrative expenses (C$’000’s) (ii)	4,055	2,067	7,772	2,687	8,157
Exchange rate (US$1 to C$)	1.00	1.06	1.03	1.10	1.10
Administrative expenses (US$’000’s)	4,056	1,960	7,532	2,446	7,441
Community cost not related to current production			(2,000)
Reclamation and remediation of operating sites (US$’000)	90	45	107	19	75
Exploration and study costs (US$’000’s)	3	43	85	26	120
Sustaining capital investment (US$’000’s)	3,044	2,017	5,653	785	2,348
All-in Sustaining cost (US$’000)	38,739	11,303	43,844	10,634	41,485
Gold sales (oz)	45,181	9,454	45,048	9,604	42,927
All-in Sustaining Cost per ounce (US$/oz)	857	1,196	973	1,118	969
Costs not related to current production
Community costs (US$’000’s)	1,137	-	2,100	-	-
Permitting (US$’000’s)	785	14	106	14	55
Exploration (US$’000’s)	15	38	120	23	106
Capital investment (US$’000’s)	1,306	917	3,530	733	3,833
All-in Costs (US$’000’s)	41,981	12,272	49,701	11,403	45,479
Gold Sold (oz)	45,181	9,454	45,047	9,604	42,927
All-in Cost per ounce (US$/oz)	929	1,298	1,103	1,198	1,062

(i)
Third party smelting and refining costs have reduced significantly since Blanket commenced sales of gold to Fidelity Printers and Refiners in Zimbabwe.  From January 1, 2014, such charges have been absorbed into revenues and are therefore shown as a reduction in the realised price of gold.

(ii)
In 2013 the Administrative expenses were shown in the reconciliation net of the US$2 million community cost not related to current production.  The 2013 administrative expense for 2013 in the reconciliation is now shown inclusive of this amount which corresponds to the Administrative expense set out in the Consolidated Financial Statements for 2013.  This amount, in addition to a further amount of US$100,000, is shown as a community cost not related to current production in the reconciliation.

Underground

Low grades continue to be encountered at AR Main due to internal waste and this situation is expected to continue for several quarters.  The average head grade achieved over the entire mining operations in the Quarter was 3.47 g/t, which compares to target grade of 3.83 g/t.  To minimise dilution at AR Main and improve grade control, the mining method at AR Main has been changed from long-hole stoping to short-hole sub-level benching and this contributed to a slight improvement in the average achieved head grade from 3.34 g/t, which was achieved in the previous quarter.

Production early in the Quarter was adversely affected by the introduction of capital equipment onto 22-Level to commence work on the Tramming Loop.  Tonnes hoisted in the quarter were approximately 4% lower than target.  By the end of the quarter, the situation had improved following the introduction of an additional locomotive on 22-Level.

To address the lower grades and reduced mining rate at AR Main, new production areas have been opened up at Lima and Eroica.  The new production areas are further away from the No. 4 Shaft, which is the main rock-hoisting shaft, and this has put further pressure on the single-track underground haulage system. This constraint is being addressed by the development of the Tramming Loop, which is part of the Revised Plan, and will, when complete in mid-2015, significantly improve the ability to haul mineralised material and waste.

On November 3, 2014 Caledonia announced the Revised Plan for Blanket Mine.  The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a “Tramming Loop” parallel to the existing 22 Level haulage, which allows one-way travel and facilitates tramming efficiency.

Blanket’s installed compressor capacity during 2014 was only just sufficient to provide the required amount of compressed air.  Any breakdowns of this equipment meant there was insufficient compressed air to carry out production as well as development work: in these circumstances development work was suspended in order to maintain production.  Installation of the new Centac compressor remained stalled due to the continued inability of the Zimbabwe Electricity Transmission and Distribution Corporation, the state-owned electricity distribution company, to service their faulty transformer and equipment.  Blanket has therefore purchased its own transformer which was commissioned in January 2015 and has significantly improved the supply of compressed air with the Centac now operational.

Blanket’s 2015 budget includes provision for the recruitment of additional workers so that leave requirements can be accommodated without a resultant loss in shifts.

Metallurgical Plant

During 2014 the metallurgical plant continued to operate at budgeted efficiency – recovery was 93.2%, compared to the target of 93.3%.  Throughput was 47.5 tonnes per hour compared to the planned throughput of 51.0 tonnes per hour.  All equipment operated to expectations and no significant unplanned downtime was experienced.

Capital Projects

The main capital developments are:

•	the Tramming Loop;
•	the No. 6 Winze Project - Shaft Deepening from 750 to the 930 meter level; and
•	the haulage extension on 22 Level from AR Main to Lima;
•	the Central Shaft

Further information on these Projects is set out below.

Tramming Loop
The Tramming Loop is being developed on 22 Level to improve underground logistics by increasing the amount of mineralized material and waste that can be transported to the No. 4 Shaft.  Work on the Tramming Loop commenced at the end of October 2014.  Of the 800 meters required to complete the loop, 16 meters had been completed at November 7, 2014.  As at the end of February 2015, 450 meters had been completed and this project is on schedule for completion as planned.

No. 6 Winze Project - Shaft deepening to 930 meters

The No. 6 Winze Project will provide access to the four Blanket resource bodies below 22 Level, viz. Blanket 1 Ore Body, Blanket 2 Ore Body, Blanket 4 Ore Body and Blanket Quartz Reef.  The pre-production capital cost of this project is estimated to be US$5 million, which will be funded from Blanket’s internal cash flows.  Progress on sinking was hampered by the continued inability to clear waste rock using mechanical cleaning.  Removal of waste is now done manually and sinking progress is now at an acceptable rate.  The shaft reached 890 meters below surface, which will be the main production level and the main station has been mined at this level.  A further 40 meters remains to be sunk to accommodate rock handling facilities.  This project is expected to be completed according to the revised schedule at the end of July 2015.

22 Level Haulage Extension
The 22 Level haulage extension will eventually complete the link between all sections of the Blanket Mine, from the Blanket Section to the Lima section in the north over a distance of 2,000 meters on the 22 Level (750 meters below surface).  Work on the 22 Level haulage has been temporarily suspended so that work can progress with the Tramming Loop.  To date, the haulage has advanced as far as Eroica where reef development is taking place between 750m and 630m.  This work will provide access to the depth continuity of Eroica where an inferred resource of 300,000 tonnes at a gold grade of 3.5g/t has been outlined.

Central Shaft
The Central Shaft is the main component of the Revised Plan.  Sinking work on the Central Shaft is scheduled to commence in July 2015.  The shaft sinking methodology has been amended:  instead of the shaft being sunk in two simultaneous phases, the shaft will now be sunk in one single continuous phase from surface to 1,080 meters.  The estimated completion date of the shaft has been moved from mid-2017 to early 2018.  This change has no effect on the projected timing for the start of production from the Central Shaft and no adverse effect on economic return arising from the project as set out in the PEA.  Early in 2015 work commenced on clearing the ground so that pre-sink work can commence in late March, 2015.  Also in 2015, two 3,100 kW double-drum winders have been purchased which, once refurbished, will be adequate for the sinking phase and eventual production and have the capability to reach a  depth of 2,000 meters below surface.

Outlook

On November 3, 2014 Caledonia announced the Revised Plan and production projections for the Blanket Mine. The objectives of the Revised Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements will include the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.

The Revised Plan provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further US$20 million in the period 2018 to 2020.  The increased investment pursuant to the Revised Plan is expected to give rise to an increasing production profile that is expected to result in additional production from resources currently in the inferred category of approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from current mineral reserves of approximately 6,000 ounces.  The Revised Plan is also expected to improve Blanket’s long term operational efficiency, flexibility and sustainability.

The Revised Plan includes a revised life of mine plan for the Blanket Mine (the “LOM Plan”) in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 m level will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	430	460	430	380	230	100	50
Gold production (koz)	42	45	43	39	23	10	6

The new Central Shaft and the deepening of No 6 winze will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.  The PEA has been prepared in respect of the inferred mineral resources below 750 meters.  Based on the PEA, additional approximate production from current inferred mineral resources (excluding the projected production set out above) may be achieved in the following indicative ranges:

Possible production from inferred mineral resources below 750m (per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	0	35	160	215	390	550	600
Gold production (koz)	0	4-5	20-22	27-30	46-50	63-67	70-75

Canadian regulations do not allow planned production from inferred resources to be added to those from proven and probable reserves for disclosure purposes.

Minxcon completed a scoping level study on Blanket’s revised LOM Plan in the form of a PEA, a summary of which is included in the Technical Report. The key conclusions arising from the PEA are as follows:

•	the IRR arising from the Revised Plan was calculated at 267 per cent;
•	the NPV for the Blanket Mine arising from reserves and the inferred resources used in the Revised Plan was calculated at US$147 million; and
•
of the gold that will need to be produced so that the cumulative cash flow arising from the Revised Plan becomes positive (i.e. the “Payback Area”), only 3 per cent will come from resources that are currently classified as inferred.

The Technical Report was authored by Daan van Heerden, Uwe Englemann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon, each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101.  The Technical Report, which includes the PEA, is available for download on the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA will be realized. Diamond drilling and development will continue with the objective of increasing confidence in order to upgrade the categorization of the resources.   The most important assumptions on which the PEA is based include, a gold price of US$1,250 per ounce, achievement of the targeted production set out above and the accuracy of the projected capital costs.

EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s primary exploration activities are focused on the growth and development of Blanket Mine and its satellite properties.

Blanket Exploration

Exploration activities on Blanket Mine target the depth extensions of the current Blanket ore bodies as well as the AR Main and AR South ore bodies and involves drilling downhole from chambers on 18 and 22 Levels to intersect the depth continuation of these ore bodies.  Drilling activities in 2014 were hampered by numerous machine breakdowns.

Caledonia has a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into account.  Resources that are below the pay limit are reviewed on an annual basis.

Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration, i.e. the Satellite Projects.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area which, based on past production records, are likely to have the greatest potential.

GG Project

The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of 24 diamond-cored holes totaling 6,360 meters of drilling.  Two zones of gold mineralization have been established down to a depth of at least 300 meters, each with a potential strike length of up to 150 meters. Current activities involve the definition of the extent and characteristics of this mineralization by way of a prospect shaft and level development.

During Q1 2014 the development on the 120 meter level was completed to approximately 160 meters east of the shaft and four drill cubbies were completed from which horizontal and inclined holes were drilled into the two zones (North and South zones) that were identified by surface drilling.  The horizontal and inclined drilling intersected the identified zones, with the North zone hosting the more extensive mineralization. In Q2 2014, development reached the North Zone where the mineralisation that had been identified by drilling in previous quarters was opened up exposing a mineralised zone over a strike of 50 meters over which chip sampling returned an average value of 3.9g/t over an average width of 4 meters. Locally the mineralisation reaches a width of 10 meters and it is open on strike.  Based on this encouraging result further horizontal development has been suspended so that the shaft can be deepened to 240 meters. In Q3 2014 the shaft was sunk from 120 meters to 150 meters; in Q4 2014, the shaft was sunk further to 180 meters and development of the station on that level is in progress.

As noted in the previous quarters, metallurgical test work continues on fresh material from this zone.  The test work has confirmed that the mineralized material is refractory and test work is ongoing to optimise recovery.

Mascot Project Area

The Mascot Project Area includes three sections, viz. the Mascot prospect, the Penzance prospect and the Eagle Vulture prospect.  Mascot was previously mined to a depth of approximately 250 meters, exploiting an east-west trending mineralised body the strike extent of which decreased at depth but which was accompanied by a doubling in width.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one to the north and one to the south of the mined out area.

Underground development on Levels 1 and 2 (60m and 90m below surface respectively) confirmed the existence of potentially payable mineralisation on the North Parallel.   In Q2 and Q3 of 2014 development continued along the North Parallel on the 150m level.  This development has provided access to the mineralized area over a strike extent of 80 meters and a vertical extent of 90 meters.  In Q4 development on the North zone reached the 180 meter level.

Mine de-watering to below 180 meter level has continued, with the objective of accessing higher grade material below the current workings in 2015.  The mine has now been de-watered and the bottom of the shaft is now being cleaned to expose the shaft bottom, with the possibility to deepen the shaft by a further 120 meters.  This would allow access to the Main Shear at depth which, based on old mine records, had a substantially higher grade than the associated North Parallel and South Shear and, if successful, would improve the economic potential of this project.

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

General Comments

Caledonia’s activities are centered in Zimbabwe. Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time.  However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations. All mining and exploration activities are conducted under the various Economic, Mining and Environmental Regulations of the country where the operations are being carried out.  It is always Caledonia’s standard that these regulations are complied with by Caledonia.  Otherwise its activities risk being suspended.

C.	Organizational Structure

The Company has the following subsidiaries, all of which are wholly-owned by the Company, (unless otherwise indicated) and whose assets or revenues exceed 10% of the consolidated assets or revenues of the Company:

Subsidiaries of the Company	Country of Incorporation	Percentage held by Company
Greenstone Management Services Proprietary Limited	South Africa	100
Greenstone Management Services Limited	United Kingdom	100
Blanket Mine (1983) (Private) Limited(1)	Zimbabwe	49
(1) Blanket Mine (1983) (Private) Limited does not have any subsidiary companies.
D.	Property, Plant and Equipment

(a)           South Africa:

The Eersteling gold mine is indirectly owned by the Company through its ownership of 100% of the shares of Eersteling Gold Mining Company Limited.  Eersteling has been under care and maintenance since September 1994.  Due to the lengthy period of care and maintenance at Eersteling there has been some deterioration in the facilities which will require rehabilitation work before operations could be recommenced.  The underground workings at Eersteling were allowed to flood and will require dewatering before mining access can be resumed.  The Company has no plans to expend further amounts on plant or equipment or to in any way expand or improve the facilities.

(b)           Zimbabwe:

The Blanket Mine, in Zimbabwe, which the Company indirectly owns 49% of through its ownership of 49% of the shares of Blanket Mine (1983) (Private) Limited. It is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the Mine.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operational Results

Annual Operational Highlights

2014– 2013

	Year 2013	Year 2014	Comment
Gold produced (oz)	45,530	41,771	Gold production in 2014 was adversely affected by the lower head grade.
On-mine cost (US$/oz)1	613	652	On-mine costs for 2014 were higher than 2013 due to lower sales which means that on-mine fixed costs are spread over fewer ounces.
All-in Sustaining Cost (US$/oz) (“AISC”)	973	969	AISC decreased due to lower royalties, lower refining charges, lower community costs and lower sustaining capital investment the combined effects of which were reduced by higher administrative costs.

2013 – 2012

	Year 2012	Year 2013	Comment
Gold produced (oz)	45,465	45,530
Gold production in 2013 was similar to 2012 despite lower head grades and recovery which were offset by higher tonnage throughput.   The head grade in 2013 was 3.88 grams per tonne, compared to 4.16 grams per tonne in 2012 and the gold recovery in 2013 was 93.3 per cent compared to 93.7 per cent in 2012.  Tonnage throughput in 2013 was 392,320 tonnes compared to 363,315 tonnes in 2012

On Mine cash cost (US$/oz)2	570	613	On-mine costs in 2013 were adversely affected by higher labour and electricity costs in 2013 compared to 2012 and also by the higher level of work-in-progress at December 31, 2013.
All-in sustaining cost (US$/oz)	759	973	All-in sustaining costs were adversely affected in Q4 2013 by higher administrative expenses and sustaining capital investment

2012-2011

	Year 2011	Year 2012	Comment
Gold produced (oz)	35,826	45,465	Gold production increased by 27% due to a 21% increase in tonnes milled, a 3% increase in grade and a 1% increase in metallurgical recovery
On Mine cash cost (US$/oz)3	581	570
On-mine costs were reduced in 2012 due to the higher production which meant that fixed costs were spread across more production ounces.  This effect was offset somewhat by higher electricity and other costs

Total inclusive cost per ounce	895	759	Total inclusive costs were reduced in 2012 due to the reduction in sustaining capital investment, offset somewhat by higher royalty payments

___________________________________
1 Non-IFRS measures such as “On-Mine Cost per ounce”, “All-in Sustaining Cost per ounce” and “average realised gold price” are used throughout this document.
2 Non-IFRS measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce” and “average realised gold price” are used throughout this document.
3  “On mine cash costs” and “Total inclusive cost per ounce” calculated in 2011 pre-date the adoption by Caledonia of the Guidance Note issued by the World Gold Council on June 23, 2013 relating to the suggested reporting of cash costs, sustaining costs and all-in costs.

Financial Highlights

2014-2013

	Year 2013	Year 2014	Comment
Gold Sales (oz)	45,048	42,927	Sales in 2014 were lower than 2013 due to lower production gold ounces.
Average realised gold price (US$/oz)	1,402	1,245	Lower realised gold prices in 2014 primarily due to the lower quoted gold price.
Gross profit ($’m)4	29.9	20.5	Lower gross profit in 2014 compared to 2013 mainly due to the lower realised gold prices and lower production and sales.
Net (loss)/profit attributable to shareholders ($’m)	(3.1)	4.9	Net loss in 2013 was after an impairment charge of $14.2m in respect of the Nama project in Zambia. Profit for 2014 was adversely affected by lower gold production and the lower realised gold price.
Adjusted basic (loss)/earnings per share5 (cents)	27.6	12.1
Adjusted basic earnings per share excludes impairment charges, foreign exchange profits or losses, indigenisation expenses, deferred taxation and tax adjustments in respect of prior years and the costs of the Zambian operation.

Cash and cash equivalents ($’m)	25.2	26.8	Caledonia’s cash is held in Canadian, UK and South African banks.
Cash from operating activities ($’m)	14.7	13.7	Cash flow in Q4 and the year were lower due to the lower realised gold price and, for the year, the lower number of ounces sold the effect of which was reduced by lower tax payments.

2013 – 2012

	Year 2012	Year 2013	Comment
Gold Sales (oz)	45,181	45,048	Lower sales in 2013, despite higher production, due to the higher level of work in progress at December 31, 2013 of 1,978 oz.
Average realised gold price (US$/oz)	1,666	1,402	Lower realised gold prices in 2013 were due to the lower quoted gold price.
Gross profit ($’m)6	40.9	29.9	Lower gross profit mainly due to the lower realised gold prices.
Net (loss)/profit attributable to shareholders ($’m)	8.7	(3.1)	Net loss in 2013 is after an impairment charge of $14.2m mainly in respect of the Nama Project.
Adjusted basic earnings per share7 (cents)	41.2	27.7	Adjusted basic earnings per share exclude the impairment charge, foreign exchange profits or losses, indigenisation expenses and deferred taxation.
Cash and cash equivalents ($’m)	27.9	25.2	Caledonia’s cash is held in Canadian, UK and South African banks.
Cash from operating activities ($’m)	29.7	14.7	Cash flow in Q4 was adversely affected by higher work-in progress at December 31, 2013. Cash flow in the Year and the Quarter was also adversely affected by the lower realised gold price.

____________________________________
4 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
5 Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation and the impairment and the foreign exchange profit, all of which are included in the calculation of EPS under IFRS.

2012-2011

	Year 2011	Year 2012	Comment
Gold Sales (oz)	35,504	45,181	Higher sales in 2012 reflects the higher production
Average realised gold price (US$/oz)	1,577	1,666	Higher realised gold prices in 2012 was due to the higher quoted gold price
Gross profit ($’m)8	29.1	40.9	Higher gross profit due to the higher realised gold price, higher sales and lower cost per ounce
Net (loss)/profit attributable to shareholders ($’m)	12.1	8.7
Net loss in 2012 is after a non-cash, non-recurring charge of $14,569,000 for share based payments of which $14,161,000 was due to the sale of 51% of Blanket to Indigenous Zimbabweans, for which Blanket provided facilitation loans, and for the donation of 10% of Blanket to the Gwanda Community Share Ownership Trust (“GCSOT”).

Adjusted basic earnings per share9 (cents)	31.4	41.2	Adjusted basic earnings per share excludes the charge for share based payments arising on indigenisation, foreign exchange profits or losses, indigenisation expenses and deferred taxation.
Cash and cash equivalents ($’m)	9.7	27.9	Cash increased due the increase profit and reduced capital investment, offset by higher taxation payments, indigenisation expenses and other costs associated with indigenisation
Cash from operating activities ($’m)	17.4	29.7	Cash flow in 2012 benefitted from increased profit and reduced capital investment, offset by higher taxation payments, indigenisation expenses and other costs associated with indigenisation

_________________________________
6 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
7 Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation and the impairment and the foreign exchange profit, all of which are included in the calculation of EPS under IFRS.
8 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
9 Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance.  The adjusted EPS calculation excludes any share based expense arising on the implementation of indigenisation and the impairment and the foreign exchange profit, all of which are included in the calculation of EPS under IFRS.

Average realised gold price per ounce
“Average realised price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average realised price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce to IFRS
	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Year 2014
Revenue (IFRS) (C$’000’s)	75,221	19,218	17,190	16,591	12,114	65,113	17,063	15,555	13,492	12,972	59,082
Less miscellaneous income	-	-	(947)	-	-	(947)	-	-	-	-	-
Revenue from precious metal sales (C$’000s)	75,221	19,218	16,243	16,591	12,114	65,113	17,063	15,555	13,492	12,972	59,082
Exchange rate (1US$: C$)	0.99	1.00	1.02	1.04	1.00	1.02	1.10	1.09	1.09	1.14	1.10
Revenue from precious metal sales (US$’000’s)	75,340	19,148	15,922	16,013	12,133	63,216	15,480	14,233	12,401	11,343	53,513
Revenues from sales of silver (US$’000s)	(72)	(5)	(15)	-	(57)	(77)	(3)	(31)	(15)	(12)	(61)
Revenues from sales of gold (US$’000s)	75,268	19,143	15,907	16,013	12,076	63,138	15,477	14,202	12,386	11,331	53,452
Gold ounces sold (oz)	45,181	11,965	11,587	12,042	9,454	45,048	12,210	11,223	9,890	9,604	42,927
Average realised gold price per ounce (US$)	1 666	1 600	1 373	1,330	1,277	1,402	1,268	1,265	1,252	1,180	1,245

Adjusted earnings per share
“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share to IFRS Profit/(Loss) Attributable to Owners of the Company (C$’000’s except per share numbers)
	Year 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Year 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Year 2014
Profit/(loss) attributable to owners of the company (IFRS)	8,721	4,593	3,055	3,733	(14,436)	(3,055)	2,425	1,840	1,112	(380)	4,897
Blanket Mine Employee Trust adjustment (refer Note 18 to the Consolidated Financial Statements)	-	-	-	-	(105)	(105)	-	-	-	(54)	(54)
Add back amounts attributable to owners of the company in respect of:
Indigenisation expenses, advance dividends, donations etc.	16,034	-	1,640	-	-	1,640	-	-	-	-	-
Foreign exchange loss/(profit)	3	-	-	-	(1,677)	(1,677)	(257)	129	(389)	(659)	(1,176)
Asset impairment	330	-	-	-	14,203	14,203	-	-	-	196	196
Deferred tax	271	-	-	54	2,131	2,185				801	801
Withholding tax on distributions in specie	-	1,531		-	-	1,531
Reversal of Zambian G&A	-	-	-	-	-	-	142	198	309	340	989
Under accrual for 2013 UK tax	-	-	-	-	(375)	(375)	-	-	-	375	375
Prior year adjustment in respect of GMS (SA) tax	(100)				(100)	(100)				300	300
Adjusted profit	25,258	6,124	4,695	3,787	(359)	14,247	2,310	2,167	1,032	819	6,328
Weighted average shares (m)	50.8	51.5	51.8	52.1	52.1	52.0	52.1	52.1	52.1	52.1	52.1
Adjusted EPS (cents)	49.8	11.9	9.1	7.3	(0.7)	27.6	4.4	4.2	2.0	1.9	12.1

Q4 2013 and Year 2013 adjusted EPS calculations have been adjusted to reflect the under-accrual for UK income tax arising in respect of 2013 on interest receivable by GMS (UK) on the facilitation loans.

Indigenisation
Transactions that implemented the Indigenisation of Blanket were completed on September 5th 2012.  Following completion of these transactions Caledonia now owns 49% of Blanket. Caledonia has received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

Investing
During 2014 Caledonia invested $6,786,000 ($11,738,000 – 2013, $7,909,000 – 2012) in property, plant and equipment including mineral properties.  Of the amount $6,786,000 ($9,066,000 – 2013, $4,280,000 - 2012) at Blanket, and its satellite properties.

Financing
Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the year and none is currently planned.  Blanket has an unsecured US$2.5 million loan facility in Zimbabwe which is repayable on demand.  At December 31, 2014 this facility was unused.

Cash and cash equivalents
	2014	2013
		$
Bank balances	26,838	25,222
Cash and cash equivalents in the statement of financial position	26,838	25,222
Bank overdrafts used for cash management purposes	-	(1,796)
Cash and cash equivalents in the statement of cash flows	26,838	23,426

The available bank overdraft facility of US$2.5 million bears interest at 8% above the bank’s base rate. The facility is unsecured and valid for 12 months and is renewable. The facility is repayable on demand.

Liquidity and Capital Resources

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statement of Cash Flows in the Consolidated Financial Statements.  As of December 31, 2014, Caledonia had a working capital surplus of $31,127,000 ($28,620,000-2013, $26,014,000 – 2012).  As of December 31, 2014, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated present value cost of $2,888,000 ($1,572,000 – 2013, $1,015,000 – 2012).  The South African rehabilitation trust held $155,942 on cash deposit as at December 31, 2014.

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

On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid at the end of April, July and October 2014 and at the end of January 2015.  It is currently envisaged that the existing dividend policy of 6 cents per annum paid in equal quarterly instalments will be maintained in 2015.  Caledonia will consider further dividends thereafter in the context of the prevailing commercial environment and expects to provide guidance for dividend payments in 2016 at or about the time of the Q2 results in August 2015.

It is intended that all of the capital investment which will be required to fund the planned growth and development at Blanket over the next 7 years will be funded by Blanket’s internal cash flows and debt facilities.

There are no exchange control restrictions on the remittance in full of dividends declared, loans or advances out of trading profits of subsidiary companies such as Blanket Mine (1983)(Private) Limited to the Group.

In the opinion of the Company, the working capital is sufficient for the company’s present needs.

B.	Trend Information

As a result of the completion of the No. 4 Shaft Expansion Project in late 2014, the underground mining areas can now produce up to 1,200 tons of ore daily using predominately long-hole open stoping methods. Blanket Mine produced 41,771 ounces in 2014 and is implementing a 7 year Expansion Program to progressively increase gold production from inferred resources to approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from proven and probable mineral reserves of approximately 6,000 ounces.

The surplus capacity of the Blanket leach section and crushing and milling plant enables it to immediately treat additional feed material when compatible.  The inflationary environment is subdued and the regulatory environment is subject to unexpected adverse changes.  Nevertheless, Blanket Mine has surplus metallurgical plant capacity and is sufficiently cash flow positive if the investment climate is acceptable, and could invest in projects with a view to further increase production, thereby helping to maintain downward pressure on the cost per ounce of gold produced at Blanket Mine.

Our ability to meet production targets could be impacted by, amongst other factors, failure to achieve the production targets set, unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves, technical production issues, environmental and industrial accidents and environmental factors.

C.	Off-Balance Sheet Arrangements

Not applicable.

D.	Tabular Disclosure of Contractual Obligations

	Payments due by Period – in thousands of Canadian Dollars
	Within 1 Year	1-3 years	3-5 years	More than 5 years	Total
Trade and other payables	3,791	-	-	-	3,791
Asset retirement obligations	-	-	-	2,888	2,888
Capital expenditure commitments	642	-	-	-	642

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following is a list of our current directors and officers as of December 31, 2014. There are no family relationships between the directors and officers.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Positions held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 27, 2015
James Johnstone (2) (5)(6)(7) Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of several of its subsidiary companies.	1997	16,000
Steven Curtis (4)(5)(7) President, Chief Executive Officer & Director Johannesburg, South Africa	Financial Director Avery Dennison SA (Pty) Ltd. until March 2006. Since then, VP Finance, Chief Financial Officer and Director of the Company and Director of certain of its subsidiary companies. Former VP Finance and Chief Financial Officer, of the company	Director since 2006 President and Chief Executive since 2014	270,000
Richard Patricio(2)(3)(7) Director, Toronto, Ontario Canada	Chief Executive Officer at Pinetree Capital Ltd	2012	Nil
Leigh Wilson(1)(2)(3)(4)(5)(7) Director, Stuart, Florida, USA	Chairman of the Victory Portfolios.	2012	72,500
John Kelly(1)(2)(3)(7) Director, Pound Ridge, New York, USA	Partner at Endgate Commodities LLC.	2012	Nil
Johan Holtzhausen(1)(2)(5)(6)(7) Director, Cape Town, South Africa	Business consultant and ex Audit partner of KPMG Inc. Director of DRDGOLD Limited and First Food Brands Limited.	2013	Nil
Dana Roets(6)(7) Chief Operating Officer Johannesburg, South Africa	VP and Head of Operations at Kloof Gold Mine. More recently, Dana was the COO at Great Basin Gold which had gold mining operations in the United States of America and South Africa.	2013	Nil
Mark Learmonth(5)(7) VP Finance, Chief Financial Officer & Director Johannesburg, South Africa	Vice-President of the Company focused on financial reporting, investor and shareholder relations and corporate development. Former Vice President Business Development, of the company	Director since 2008 Vice-President, Business Development since 2014	186,730
Trevor Pearton(6)(7) Vice-President Exploration Johannesburg, South Africa	Vice-President of the Company acting as Exploration Manager of the Company and its subsidiaries	2004	Nil
Notes:
(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Corporate Governance Committee.
(4) Member of Nominating Committee.
(5) Member of Disclosure Committee.
(6) Member of Technical Committee.
(7) Member of Strategic Planning Committee.

Mr. S.E. Hayden resigned as a Director on 6 December 2014.

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

Steven Curtis, CA(SA) – Director,  President and Chief Executive Officer

Mr. Curtis is a Chartered Accountant with over 24 years of experience and has held a number of senior financial positions in the manufacturing industry.  Before joining Caledonia in April 2006, he was Director Finance and Supply Chain for Avery Dennison SA and prior to this, Financial Director and then Managing Director of Jackstadt GmbH South African operation.  Mr. Curtis is a member of the South African Institute of Chartered Accountants and graduated from the University of Cape Town.

Mr. Curtis was appointed Vice-President Finance and Chief Financial Officer of the Company in April, 2006 and served in the position until Dec 2014 when he was appointed as President and Chief Executive Officer.

Leigh Wilson - Director

Mr. Leigh Alan Wilson has an international business and financial services background having served in senior executive and management positions with Union Bank of Switzerland (Securities) Ltd. in London and with the Paribas Group in Paris and New York where he served as CEO of Paribas North America between 1984 and 1990.

Mr. Wilson has served on the Victory Fund Board since 1993. He currently serves as Independent Chairman of the Board of Trustees of the Victory fund and of the Munder Fund. The Victory and Munder Funds have assets aggregating to US $40 billion.

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

Mr. Kelly is currently partner at Endgate Commodities LLC and a director of the AmeriCares Foundation.

Within the last five years Mr. Kelly has been a managing director of JL Thornton & Co, LLC and CrossRoad LLC and he has also been an Independent Trustee of The Victory Funds.

Richard Patricio – Director

Mr. Richard Patricio is the Chief Executive Officer of Pinetree Capital Ltd. ("Pinetree"), a Toronto-based investment company. Mr. Patricio currently holds directorships with several Canada, US and Australian-based publicly quoted resource companies. He previously practiced law at Osler Hoskin & Harcourt LLP in Toronto. Mr Patricio is also currently Chief Executive Officer of Mega Uranium Ltd.

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

Mr Holtzhausen is chairman of the Finance, Audit and Risk Committees of Strategic Partners in Tourism and its related party the Tourism Micro Enterprises Support Fund, both of which are not-for-profit organizations. Until 28 February 2011, Mr Holtzhausen served as a director of KPMG Inc. and KPMG Services (Pty) Ltd, both of which are private companies registered in South Africa and which provided audit, taxation and advisory services.

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

Dr. Trevor Pearton - B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A – Vice President Exploration

Dr. Pearton has worked for Caledonia since 2001.  During the time, he was responsible for the establishment and management of the resource bases at the Blanket Mine (operating) and the Barbrook and Eersteling Mines (now under care and maintenance) and the assessment of the Nama project in Zambia. This work resulted in the identification of the Nama copper target and was followed up by the 2009 to 2012 exploration program which identified a large low-grade copper deposit (uneconomic in the current market).  Prior to joining Caledonia, Dr. Pearton worked for a number of financial institutions in South Africa as a highly rated gold analyst, as well as consulting to a number of mining companies.  He graduated from the University of the Witwatersrand with a BSc Eng. (Mining Geology) and was awarded a PhD in Geology for research into Archaean gold and antimony deposits (Witwatersrand University). He is a registered professional with the South African Council for Natural Scientific Professions and is Caledonia’s Qualified Person (QP) for all technical disclosures. He is a member of the Geological Society of South Africa; elected a Fellow of the Society in 2004, a member of the South African Institute for Mining and Metallurgy and a member of the Witwatersrand University Mining Engineers Association.

Mark Learmonth – Vice-President Finance and Chief Financial Officer

Mr Learmonth joined Caledonia in July 2008. Prior to this, he was a Division Director of Investment Banking at Macquarie First South in South Africa, and has over 17 years of experience in corporate finance and investment banking, predominantly in the resources sector. Mr. Learmonth graduated from Oxford University and is a chartered accountant.  He is a member of the Executive Committee of the Chamber of Mines, Zimbabwe and is also a member of the Gold Producers Sub-Committee.

Mr. Learmonth was appointed Vice-President Finance and Chief Financial Officer of the Company in Dec 2014.

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B.	Compensation

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share based awards ($)	Option-based awards	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation	Total compensation $
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(4)	(i)
					Annual incentive plans (f1)	Long-term incentive plans (f2)
Stefan Hayden(1) Chief Executive Officer	2014 2013 2012	938,425 485,724 483,655	- _ –	- - 61,600(2)	- 131,552 108,994	- _ –	- _ –	45,000 153,599 136,673	983,425 770,875 790,922
Steve Curtis Chief(3) Executive Officer	2014 2013 2012	452,763 328,691 279,188	- _ –	- - 52,800(2)	66,258 53,550 36,600	- _ –	- _ –	45,000 35,000 25,000	564,021 417,241 393,588
Dana Roets Chief Operating Officer	2014 2013	441,720 119,335	- -	- -	66,258 10,305	- -	- -	- -	507,978 129,640
Mark Learmonth(3) Chief Financial Officer	2014 2013 2012	303,682 179,928 176,821	- _ –	- - 39,600(2)	66,258 25,704 20,628	- _ –	- _ –	- _- –	369,940 205,632 237,049
Caxton Mangezi General Manager and Director of the Blanket Mine	2014 2013 2012	369,940 304,321 262,932	- _ –	- - 44,000(2)	30,828 44,702 18,802	- – –	- – –	11,043 11,158 –	411,811 360,181 325,734
Trevor Pearton VP Exploration	2014 2013 2012	237,425 161,704 170,688	- _ –	- - 11,000(2)	19,786 13,880 13,752	- _ -	- _ -	- _ –	257,211 175,584 195,440

(1)      Mr. S. E. Hayden was employed indirectly by the Company through an agreement with a management company, as detailed in 7B.  The amounts shown are the amounts paid to the management company. Mr Hayden resigned as Chief Executive Officer on 6 December 2014 and is no longer employed by the company.

(2)      The share purchase options shown were granted to the Non-Executive Directors (“NED”) on September 10, 2012 and expire on September 10, 2017.  They were all fully vested at the date of being granted and are all exercisable at $0.90 per share.  The fair value is calculated using the Black Scholes methodology using the following assumptions:

•	Risk-free interest rate – 1.0%
•	Expected stock price volatility – 58.37%
•	Expected option life in years – 5 years
•	Fair value at grant date - $0.44

(3)      Mr S Curtis was appointed as Chief Executive Officer in November 2014 and was replaced by Mr M Learmonth as Chief Financial Officer. Mr Learmonth served as VP Business Development and Investor Relations in previous periods.

(3)	Apart from S E Hayden, the total amount shown in (h) relates to directors fees paid to the NED.

(4)	Dana Roets was employed in during 2013. The increase in salary occurred due to the cost of his employment being included for a full year during 2014.

A $45,000 fee is paid to each director annually. This revised fee was effective from July 1, 2013. In addition, certain directors received further fees for their service on certain sub-committees of the board.

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

Caledonia does not have a bonus or profit-sharing plan.  Caledonia does not have a pension, retirement or similar benefits scheme.

C.	Board Practices

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

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for a service agreement between Greenstone Management Services Proprietary Limited and Mr. Curtis which includes an option to terminate the contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation.  If this was triggered as at December 31, 2014 the severance payment would have amounted to US $820,000. The contract also includes a payment of one month’s pay per year of service rendered by Mr Curtis if Caledonia terminates his services. A change in control would constitute:

•           the acquisition of more than 50% of the ordinary shares; or
•           the acquisition of right to exercise the majority of the voting rights of ordinary shares; or
•           the acquisition of the right to appoint the majority of the board of directors; or
•           the acquisition of more than 50% of the assets; of

 Greenstone Management Service Proprietary Limited or Caledonia Mining Corporation.

The following persons comprise the following committees:

Audit	Compensation	Governance	Nominating	Disclosure
J Holtzhausen	L Wilson	L Wilson	L Wilson	M Learmonth
L Wilson	J Kelly	J Kelly	S R Curtis	S R Curtis
J Kelly	J Holtzhausen	R Patricio		J Holtzhausen
	J Johnstone			T Pearton
	R Patricio			L Wilson

Technical	Strategic	Life of Mine
J Johnstone	L Wilson	L Wilson
J Holtzhausen	J Kelly	J Johnstone
D Roets	S R Curtis	J Holtzhausen
T Pearton	R Patricio
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

D.	Employees

The average, approximate number of employees, their categories and geographic location for each of the last 5 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location	2010	2011	2012	2013	2014
Total Employees
South Africa (African Office)	10	10	10	13	14
Zimbabwe – approx.(i)	794	856	860	1,028	1,007
South Africa (Mine Security and Operations and Exploration)	1	1	1	1	1
Zambia (Head Office and Security)	8	8	8	8	6
Total Employees at all Locations	813	875	879	1,050	1,028

(i) the number of employees in Zimbabwe varies slightly from month-to-month.

Management and Administration:
Employee Locations:	2010	2011	2012	2013	2014
Canada	-	-	-	-	-
Zimbabwe	30	30	32	32	36
South Africa (African Office)	7	7	7	12	12
South Africa (Exploration and Operations)	2	2	2	1	1
Zambia (Head Office and Security)	4	4	4	4	4
Total Management and Administration	43	43	45	49	53

E.	Share Ownership

(a)           The direct and indirect shareholdings of the Company’s Directors and Officers as at March 27, 2015 were as follows:
	Number of shares	Percentage share holding
L Wilson	72,500	0.14%
J Johnstone	16,000	0.03%
S Curtis	270,000	0.52%
M Learmonth	186,730	0.36%
P. Patricio	Nil	-
J. Kelly	Nil	-
D Roets	Nil	-
T. Pearton	Nil	-

Total	545,230	1.04%

All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company.

As at March 27, 2015, the Directors and Officers, collectively, owned 545,230 Common Shares, being approximately 1.04% of the issued Common Shares.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually

(a)	Share purchase options outstanding as of March 27, 2015:

Name	Exercise Price C$	Expiry Date	Number of Options
J Johnstone	0.90	August 31, 2017	40,000
J Johnstone	1.30	January 31, 2016	160,000
L Wilson	0.90	August 31, 2017	90,000
C Jonsson	0.90	August 31, 2017	40,000
C Jonsson	1.30	January 31, 2016	160,000
J Liswaniso	0.90	August 31, 2017	7,500
J Liswaniso	1.30	January 31, 2016	10,000
M Learmonth	0.90	August 31, 2017	89,020
M Learmonth	1.30	January 31, 2016	150,000
A Lawson	0.90	August 31, 2017	3,000
A Lawson	1.30	January 31, 2016	7,500
T Pearton	0.90	August 31, 2017	25,000
T Pearton	1.30	January 31, 2016	25,000
SR Curtis	0.70	May 11, 2016	30,000
SR Curtis	0.90	August 31, 2017	120,000
SR Curtis	1.30	January 31, 2016	250,000
Caledonia Holdings Africa(1)	0.90	August 31, 2017	103,000
Caledonia Holdings Africa(1)	1.30	January 31, 2016	207,500
R Babensee	0.90	August 31, 2017	40,000
R Babensee	1.30	January 31, 2016	175,000
P Human	0.90	August 31, 2017	5,000
P Human	1.30	January 31, 2016	10,000
S Smith	1.30	January 31, 2016	6,000
S Smith	0.90	August 31, 2017	2,400
J Kelly	0.90	August 31, 2017	90,000
R Patricio	0.90	August 31, 2017	90,000
D Roets	0.72	November 21, 2018	100,000
J Holtzhausen	0.72	November 21, 2018	90,000
TOTAL			2,125,920

(1)The options granted to Caledonia Holdings (Africa) Limited – a subsidiary of Caledonia – are for the benefit of certain employees of a subsidiary of Caledonia.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To the best of Caledonia's knowledge, as of December 31, 2014 there was one shareholder that beneficially owned, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia – being Allan Gray, a South African investment trust/fund manager, which owns 6,382,500 ordinary shares of the Company, representing 12.25 per cent of the current issued share capital of the Company.

The only shares issued by Caledonia are common shares.  All shareholders have the same voting rights as all other shareholders of Caledonia.

To the best of the knowledge of Caledonia, based on information in its Share Register on January 24, 2015, the portion of the common shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Issued Shares
USA	22,108,122	42.42%
Canada	16,796,148	32.23%
South Africa	8,542,838	16.39%
England	3,350,860	6.43%
Other	1,319,940	2.53%
	52,117,908	100%

There are 2,578 recorded holders of the Company’s issued shares.

Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

The foregoing information in this paragraph is based exclusively on information with respect to recorded shareholders in the Company’s shareholders register.  The Company does not have actual information available as to who may be the beneficial owners of the Company’s issued shares and, specifically, does not know the identity of the beneficial owners of the shares who are registered in two large intermediaries.

Related Party Transactions

Caledonia had the following related party transactions:
	Note	2014	2013	2012	2014	2013
		$	$	$	$	$
Management contract fees, allowances and bonus paid or accrued to a company for management services provided by the Group’s former President and Chief Executive Officer.	(i)	938	736	704	-	-
Rent for office premises paid to a company owned by members of the former President’s family.	(ii)	142	38	43	-	-
Legal fees and disbursements up to retirement.		-	88	111	-	-
Directors fees paid.		326	285	215	-	-

(i)
On July 15, 2014 Caledonia served a six month notice to Epicure Overseas S.A. for the termination of the contract between Caledonia and Epicure for the provision of the services of Mr. Stefan Hayden, who was at that time Caledonia’s President and Chief Executive Officer (“CEO”).  Negotiations for alternative arrangements to secure the continued services of Mr. Hayden as President and CEO failed to reach agreement.  Accordingly, on November 18, 2014 Mr. Hayden stepped down as President and CEO and on December 6, 2014, Mr. Hayden resigned as a director of Caledonia.  No payments other than the contractual payments that were due to Epicure Overseas SA for the provision of the services of Mr. Hayden during the notice period were made.

(ii)	The contract expires September 2015.

These related party transactions were in the normal course of operations and are recorded at the exchange amount.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8 - FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the 12 month periods ended December 31, 2014, December 31, 2013 and December 31, 2012.

Reference is made to page 62 where the financial statements are filed as part of this annual report on pages F1 – F48

Dividend Policy

On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid at the end of April, July and October 2014 and at the end of January 2015.  It is currently envisaged that the existing dividend policy of 6 cents per annum paid in equal quarterly instalments will be maintained in 2015.  Caledonia will consider further dividends thereafter in the context of the prevailing commercial environment and expects to provide guidance for dividend payments in 2016 at or about the time of the Q2 results in August 2015.

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

Computershare Canada and USA                      Toll-free North American Number 1-800-564-6253
For Shareholders outside North America 1-514-982-7555

Computershare UK                                           +44 (0)870 702 0000

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of, during the financial year ended December 31, 2014 nor are there any such proceedings known to us to be contemplated, which would materially impact our financial position or ability to continue as a going concern.

During the twelve-month period ended December 31, 2014, there were no (i) penalties or sanctions imposed against  us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us  that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements  we entered into before a court relating to securities legislation or with a securities regulatory authority.

B.	Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING

A.	Offering and Listing Details

The Common Shares of the Company are quoted for trading in the U.S. on the OTCQX under “CALVF” since October 2011, and on the AIM Market in London under “CMCL” since June 27, 2005.  The principal marketplace for the Company is the listing of the Common Shares on the Toronto Stock Exchange under symbol “CAL”.  During the year ended December 31, 2014, 15,332,415 Common Shares were traded on the Toronto Stock Exchange at prices that ranged between a high of $1.20 and a low of $0.60 per Common Share.

The high and low market prices expressed in Canadian dollar on the Toronto Stock Exchange for our Common Shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years:

	TSX Exchange (Canadian Dollars)
Last Six Months	High	Low
March 2015	0.73	0.72
February 2015	0.74	0.72
January 2015	0.78	0.75
December 2014	0.70	0.67
November 2014	0.75	0.70
October 2014	0.85	0.83

2014	High	Low
Fourth Quarter ended December 31, 2014	0.81	0.77
Third Quarter ended September 31, 2014	1.10	1.07
Second Quarter ended June 30, 2014	0.87	0.85
First Quarter ended March 31, 2014	0.80	0.77

2013	High	Low
Fourth Quarter ended December 31, 2013	0.82	0.67
Third Quarter ended September 31, 2013	0.98	0.74
Second Quarter ended June 30, 2013	1.20	1.15
First Quarter ended March 31, 2013	1.40	0.95

2012	High	Low
Fourth Quarter ended December 31, 2012	1.10	0.90
Third Quarter ended September 31, 2012	1.10	0.60
Second Quarter ended June 30, 2012	0.90	0.65
First Quarter ended March 31, 2012	1.25	0.80

Last Five Fiscal Years	High	Low
2014	0.90	0.86
2013	1.40	0.67
2012	1.25	0.60
2011	1.45	0.65
2010	1.70	0.55

The high and low market prices expressed in United States dollar on the OTCQX for our Common Shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years

	OTCQX (United States Dollar)
Last Six Months	High	Low
March 2015	0.59	0.58
February 2015	0.60	0.57
January 2015	0.64	0.62
December 2014	0.61	0.58
November 2014	0.65	0.62
October 2014	0.76	0.70

2014	High	Low
Fourth Quarter ended December 31, 2014	0.71	0.56
Third Quarter ended September 31, 2014	1.01	0.98
Second Quarter ended June 30, 2014	0.80	0.78
First Quarter ended March 31, 2014	0.73	0.70

2013	High	Low
Fourth Quarter ended December 31, 2013	0.85	0.65
Third Quarter ended September 31, 2013	0.94	0.68
Second Quarter ended June 30, 2013	1.21	1.20
First Quarter ended March 31, 2013	1.35	0.95

2012	High	Low
Fourth Quarter ended December 31, 2012	1.12	0.88
Third Quarter ended September 31, 2012	1.10	0.65
Second Quarter ended June 30, 2012	0.96	0.68
First Quarter ended March 31, 2012	1.25	0.84

Last Five Fiscal Years	High	Low
2014	0.81	0.78
2013	1.45	0.65
2012	1.25	0.65
2011	1.58	0.63
2010	1.60	0.52

ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Memorandum and Articles of Incorporation
The Company’s articles of incorporation do not place any restrictions on the Company’s business. The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares. As of March 27, 2015 52,117,908 Common Shares were issued and outstanding and there were no preference shares issued or outstanding.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  The Company believes that it was not a PFIC for the tax year ended December 31, 2014. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

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

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the Common Shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

	2014	2013
	$	$
Cash and cash equivalents	26,512	25,042
Bank overdraft	-	(1,796)
Trade and other receivables	773	3,887
Trade and other payables	(2,199)	(5,160)

B.	Interest Rate Risk

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

Credit risk is the risk of a financial loss to the Company if a gold sales customer fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. No funds were outstanding at December 31, 2014, for bullion delivered.

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

The value of the Company’s mineral resource properties is related to the price of gold and the outlook for these minerals. In addition, adverse changes in the price of certain key or high cost operating consumables can significantly impair the Company’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold. Recent US$ gold price movements have been descending but the effect of devaluation of the Canadian $ and the South African Rand against the US$ has mitigated somewhat against the lower US$ gold price.

Caledonia has not hedged any of its past or future gold sales.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2014.  As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our Chief Executive Officer, we have evaluated our disclosure controls and procedures as of December 31, 2014, and we have concluded our disclosure controls and procedures were effective as at December 31, 2014.

B. Management’s annual report on internal control over financial reporting (“ICOFR”)

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting has been designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

Under the supervision and with the participation of the CEO and CFO, Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making their assessment, Management used criteria established in the framework on 1992 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon that assessment, Management concluded that the Company’s internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2014.

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

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Caledonia’s Board of Directors has determined, as at March 27, 2015 that the three members of its Audit Committee are considered independent as defined under NI 52-110 and as defined pursuant to Section 803 of the NYSE MKT Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under National Instrument 52-110 Audit Committees and one of the members can be considered to be an expert.  The financial expert serving on the audit committee is Mr. Johan Holtzhausen.  Mr. Holtzhausen and Messrs., J. Kelly and L. Wilson are all independent directors under the applicable rules.

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

The text of this code of ethics has been posted on the Company website. (www.caledoniamining.com)

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the audit service fees billed by our current external auditors, unless stated otherwise, for the years indicated:

	2014(1) $ -Cdn	2013(1) $ -Cdn
Audit fees	305,633	275,000
Audit – related fees	-	32,000
Tax fees (2)	62,285	1,500
All other fees	-	-
TOTAL	367,918	308,500

Notes:

(1)
Prior to the start of the audit process, Caledonia’s Audit Committee receives an estimate of the costs, from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

(2)	Tax fees were for assistance provided regarding international tax matters relating to a possible permanent establishment tax exposure and a tax transfer pricing review.

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

(i)
The report issued by BDO for the years ended December 31, 2012 did not contain an adverse opinion nor a disclaimer opinion nor was qualified nor modified as to uncertainty, audit scope or accounting principles.

(ii)	No disagreements with BDO relating to the comparative period of December 31, 2012, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(iii)
During the reporting period December 31, 2012 KPMG consulted to the Company on the application of accounting principles relating to the indigenisation transaction of Blanket Mine whereby the Company disposed of 51% of the shareholding of Blanket Mine.  The accounting principles determined to be appropriate are reflected in the annual financial statements for the Company for the year ended December 31, 2012, which was audited and signed off by BDO.

ITEM 16G - CORPORATE GOVERNANCE

Not Applicable.

ITEM 16H - MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17 - FINANCIAL STATEMENTS

Responded to in Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The financial statements and schedules appear on pages F-1 through F-48 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the audit committee include:

Consolidated Statements of Profit and loss and other Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the consolidated financial statements

All the above statements are available on the Company’s website – www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com

ITEM 19 – EXHIBITS

Financial Statements

Description	Page
Financial Statements and Notes	F4- F48

Exhibit List

Exhibit No.	Name
1.1	Articles of Incorporation
1.2	By-laws
4.1	Stock Option Plan
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Summary of Independent Technical Report and PEA on the Blanket Mine Property in Zimbabwe
15.2	Property and Claims Information Blanket
15.3	Shareholder Rights Plan
15.4	Share Subscription Agreements – Blanket Mine

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in these consolidated financial statements. The consolidated financial statements of Caledonia Mining Corporation (“Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on them.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2014 management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses or changes in internal controls identified by management.

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

The consolidated financial statements for the year ended December 31, 2014 were approved by the Board of Directors and signed on its behalf on March 27, 2015.

(Signed) S. R. Curtis                                                                            (Signed) M. Learmonth
Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Caledonia Mining Corporation

We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation, which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of profit or loss and other comprehensive income, consolidated changes in equity and consolidated cash flows for the years ended December 31, 2014 and 2013, and a summary of significant accounting policies and other explanatory information, as set out on pages F-4 to F-48.

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

Opinion

In ouropinion, the consolidated financial statements present fairly, in all material respects, the financial position of Caledonia Mining Corporation as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014 and 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Inc.

KPMG Inc.
Chartered Accountants

85 Empire road
Parktown
Johannesburg
South Africa
March 27, 2015

Independent Auditor’s Report of Registered Public Accounting Firm

To the Shareholders of Caledonia Mining Corporation

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income and cash flows of Caledonia Mining Corporation for the year ended December 31, 2012, and a summary of significant accounting policies and other explanatory information (“consolidated financial statements”).

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated statements of profit or loss and other comprehensive income and cash flows present fairly, in all material respects, the financial performance and cash flows of Caledonia Mining Corporation for the year ended December 31, 2012 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

(Signed) BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario
March 26, 2013

Caledonia Mining Corporation
Consolidated statements of profit or loss and other comprehensive income
(In thousands of Canadian dollars) For the years ended December 31	Note	2014	2013	2012
		$	$	$
Revenue		59,082	65,113	75,221
Less: Royalty		(3,889)	(4,544)	(5,261)
Production costs	8	(30,812)	(27,412)	(25,653)
Depreciation		(3,908)	(3,276)	(3,392)
Gross profit		20,473	29, 881	40,915
Other income		28	-	-
Administrative expenses	9	(8,157)	(7,772)	(4,055)
Share-based payment expense	20	-	(68)	(14,569)
Foreign exchange gain		1,176	1,677	(4)
Indigenisation expenses		-	-	(1,700)
Impairment	12	(196)	(14,203)	(330)
Operating profit		13,324	9,515	20,257
Finance income	10	15	24	79
Finance cost	10	(170)	(132)	(160)
Net finance costs		(155)	(108)	(81)
Profit before tax		13,169	9,407	20,176
Tax expense	11	(6,604)	(9,897)	(12,818)
Profit/(Loss) for the year		6,565	(490)	7,358
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		3,848	2,254	(1,589)
Tax on other comprehensive income	11	122	-	-
Other comprehensive income for the year, net of income tax		3,970	2,254	(1,589)
Total comprehensive income for the year		10,535	1,764	5,769
Profit/(Loss) attributable to:
Owners of the Company		4,897	(3,055)	8,720
Non-controlling interests		1,668	2,565	(1,362)
Profit/(Loss) for the year		6,565	(490)	7,358
Total comprehensive income attributable to:
Owners of the Company		8,833	(726)	7,122
Non-controlling interests		1,702	2,490	(1,343)
Total comprehensive income for the year		10,535	1,764	5,769
Earnings/(Loss) per share
Basic earnings/(loss) - per share ($)	18	0.093	(0,061)	0.172
Diluted earnings/(loss) - per share ($)	18	0.093	(0,061)	0,172

The accompanying notes on page F-8 to F-48are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.R. Curtis” - Director and “M. Learmonth”

Caledonia Mining Corporation

Consolidated statements of financial position
(In thousands of Canadian dollars)	Note	2014	2013
As at		December 31	December 31
		$	$
Assets
Property, plant and equipment	12	40,388	33,448
Total non-current assets		40,388	33,448

Inventories	13	7,571	6,866
Prepayments		348	177
Trade and other receivables	14	2,040	3,889
Income tax receivable		111	-
Cash and cash equivalents	15	26,838	25,222
Total current assets		36,908	36,154
Total assets		77,296	69,602

Equity and liabilities
Share capital	16	57,607	57,607
Reserves	17	159,883	156,069
Retained loss		(159,759)	(161,651)
Equity attributable to shareholders		57,731	52,025
Non-controlling interests	29	804	(51)
Total equity		58,535	51,974

Liabilities
Provisions	21	2,888	1,572
Deferred tax liability	11	10,092	8,522
Total non-current liabilities		12,980	10,094

Trade and other payables	22	3,791	4,600
Income tax payable		1,990	1,138
Bank overdraft	15	-	1,796
Total current liabilities		5,781	7,534
Total liabilities		18,761	17,628
Total equity and liabilities		77,296	69,602

The accompanying notes on page F-8 to F-48 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.R. Curtis”- Director and “M. Learmonth”

Caledonia Mining Corporation
Consolidated statements of changes in equity
(In thousands of Canadian dollars)

	Note	Share capital	Investment Revaluation Reserve	Foreign Currency Translation Reserve	Contributed Surplus	Share- based payment reserve	Retained Loss	Total	Non- controlling interests (“NCI”)	Total Equity
		$	$	$	$	$	$	$	$	$
Balance at December 31, 2012		197,137	5	(2,010)	-	*15,682	(153,399)	57,415	(1,796)	55,619
Transactions with owners:
Reduction of stated capital	17	(140,000)	-	-	140,000	-	-	-	-	-
Share-based payment transaction	20	-	-	-	-	68	-	68	-	68
Dividends paid		-	-	-	-	-	(5,202)	(5,202)	(745)	(5,947)
Shares issued	16	470	-	-	-	-	-	470	-	470
Movement in equity			(5)				5
Total comprehensive income:
(Loss)/profit for the year		-	-	-	-	-	(3,055)	(3,055)	2,565	(490)
Other comprehensive income for the year		-	-	2,329	-	-	-	2,329	(75)	2,254
Balance at December 31, 2013		57,607	-	319	140,000	15,750	(161,651)	52,025	(51)	51,974
Transactions with owners:
Dividends paid		-	-	-	-	-	(3,127)	(3,127)	(847)	(3,974)
Total comprehensive income:
Profit for the year		-	-	-	-	-	4,897	4,897	1,668	6,565
Other comprehensive income for the year		-	-	3,814	-	-	122	3,936	34	3,970
Balance at December 31, 2014		57,607	-	4,133	140,000	15,750	(159,759)	57,731	804	58,535

* Refer to notes 5 and 20.

The accompanying notes on page F-8 to F-48 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.R. Curtis” - Director and “M. Learmonth”

Caledonia Mining Corporation
Consolidated statements of cash flows
(In thousands of Canadian dollars)
For the years ended December 31,	Note	2014	2013	2012
		$	$	$

Cash flows from operating activities	23	18,822	22,768	41,420
Interest received		15	24	79
Interest paid		(133)	(132)	(160)
Tax paid	11	(4,999)	(7,974)	(11,618)
Cash from operating activities		13,705	14,686	29,721

Cash flows from investing activities
Acquisition of property, plant and equipment		(6,786)	(11,738)	(7.909)
Proceeds from sale of property, plant and equipment		-	-	38
Net cash used in investing activities		(6,786)	(11,738)	(7,871)

Cash flows from financing activities
Dividends paid		(3,974)	(5,947)	-
Advance dividend paid		-	(1,987)	(3,739)
Proceeds from the exercise of share options	16	-	470	974
Net cash used in financing activities		(3,974)	(7,464)	(2,765)
Net increase/(decrease) in cash and cash equivalents		2,945	(4,516)	19,085
Cash and cash equivalents at beginning of year		23,426	27,942	9,256
Effect of exchange rate fluctuations on cash held		467	-	(399)
Cash and cash equivalents at year end	15	26,838	23,426	27,942

The accompanying notes on page F-8 to F-48 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.R. Curtis”- Director and “M. Learmonth”

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

   1           Reporting entity

Caledonia Mining Corporation (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. These consolidated financial statements of the Group as at and for the year ended December 31, 2014 comprises the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

2          Basis for preparation

(i) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorised for issue by the Board of Directors on March 27, 2015.

(ii) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for equity-settled share-based payment arrangements measured at fair value on grant date.

(iii) Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

(iv) Going concern

These consolidated financial statements have been prepared on a going-concern basis.

3          Use of estimates and judgements

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group‘s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions in estimates are recognised prospectively.

(a)	Judgements

i) Indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant judgements and assumptions which are explained in Note 5.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

3	Use of estimates and judgements – (continued)

(b)	Assumptions and Estimation uncertainties

i)	Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Company Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

ii)	Exploration and evaluation (“E&E”) expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”), disclosed under Property, plant and equipment as mineral properties not depreciated.

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

iii)   Income taxes

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

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

In addition, the Group applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

3          Use of estimates and judgements - (continued)

iv) Share-based payment transactions

The Group measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer note 5 and 20) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant judgements and estimates and assumptions for estimating fair value for share-based payment transactions are disclosed in note 20.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s stock options.

v) Impairment

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment. Further details of the judgements and estimates made for these reviews are set out in Note 4(g).

vi) Functional currency

The functional currency of each entity in the Group is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

vii)  Measurement of fair values

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

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Where applicable, fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

•	Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as price) or indirectly (i.e. derives from prices).
•	Level 3: inputs for the assets or liability that are not based for identical assets or observable market data (unobservable inputs).

4          Significant accounting policies

Except as stated in note 4(p), the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by the Group entities.

(a) Basis of consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii)	Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iii)	Non-controlling interests

NCI are measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

 (b) Foreign currency

i)	Foreign operations

The functional currency of Caledonia Mining Corporation is the Canadian dollar, and for its subsidiaries it is US dollar, Zambian Kwacha and South African Rand (“ZAR”) respectively. Subsidiary financial statements have been translated to Canadian dollars as follows:
•	Assets and liabilities are translated using the exchange rate at period end; and
•	Income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in Other Comprehensive Income (“OCI”). If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss.

4           Significant accounting policies - (continued)

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

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

(c)	Financial instruments

i)	Non-derivative financial assets

The Group initially recognises loans and receivables on the date that they are originated. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

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

The Group has the following non-derivative financial assets: trade and other receivables, prepayments as well as cash and cash equivalents.

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

Loans and receivables include trade and other receivables and prepayments.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4           Significant accounting policies - (continued)

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

ii)	Non-derivative financial liabilities

Financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

(d) Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

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

Exploration costs are expensed as incurred, unless there is a high degree of confidence in the project's viability and it is probable that the project will return future economic benefits to the group when all further pre-production expenditure is capitalised. These costs include evaluation costs.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are capitalized in addition to the acquisition costs and disclosed under Property, plant and equipment as mineral properties not depreciated These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

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

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

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

iv)	Depreciation

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mineral properties, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of each mineral property and development is provided for on the unit-of-production basis using estimated proven and probable reserves. Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method of depreciation is applied over the estimated life of the mine. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:
•	buildings 10 to 15 years
•	plant and equipment10 years
•	fixtures and fittings including computers 4 to 10 years
•	motor vehicles 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(f)	Inventories

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of gold in process, cost includes an appropriate share of production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

(g)	Impairment

(i)	Financial assets (including receivables)

A financial asset not classified as fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

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
For the years ended December 31, 2014 and 2013
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

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

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

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

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

(ii)	Share-based payment relating to the indigenisation transaction

The grant date fair value of equity-settled share-based payment transactions with Indigenisation Shareholders (note 5) was recognised immediately as an expense in 2012 in the statement of comprehensive income, with a corresponding increase in equity, when the transaction became effective.

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

(k)	Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred.  Discount rates using a pre-tax rate that reflects the time value of money and are related to the provision are used to calculate the net present value. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision.  Changes resulting from production are charged to profit and loss for the period.  The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred.  The cost of on-going current programs to prevent and control pollution is charged against profit or loss as incurred.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

(l)	Revenue

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and the receipt of proceeds is substantially assured. Revenue is measured at the fair value of the gold price receivable at the date of the transaction.

(m)	Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions and impairment losses recognised on financial assets, interest on bank overdraft balances and also include commitment costs on overdraft facilities. Finance income and finance costs further include foreign exchange differences on financial assets and financial liabilities.

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

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

(ii)	Deferred tax

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

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4           Significant accounting policies – (continued)

(o)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to ordinary shareholders of the Group (see note 18) by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

(p)	Changes in accounting policies

The Group has adopted the following new standards, including any consequential amendments to other standards, with a date of January 1, 2014. The nature and effects of the changes are explained below.

Offsetting of financial assets and financial liabilities

The Group does not have financial assets and financial liabilities that are offset. As a result, the amendments to IFRS 7 did not require expanded disclosure about the offsetting of financial assets and financial liabilities.

IAS 36 Amendment - Disclosure of recoverable amount for non-financial assets

The Group has adopted the amendments to IAS 36 (2013) in the year ended December 31, 2014. To the extent that impairment is recognised and the recoverable amount is determined with reference to fair value less costs of disposals, the required additional disclosure has been provided.

(q)	Standards, amendments and interpretations issued but not yet effective

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective.  Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

Standard/Interpretation		Effective date*	Adoption date by the Group
Amendments to IAS 1	Disclosure Initiative	January 1, 2016	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017	January 1, 2017
IFRS 9	Financial Instruments	January 1, 2018	January 1, 2018

* Annual periods beginning on or after

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

4          Significant accounting policies – (continued)

Possible impact on the consolidated financial statements

•	Disclosure Initiative (Amendments to IAS 1)
The amendments provide additional guidance on the application of materiality and aggregation when preparing financial statements. The amendments apply for annual periods beginning on or after January 1, 2016 and early application is permitted. The amendment is not expected to result in significant changes to the level of aggregation in the financial statements.

•	IFRS 15 Revenue from contracts with customers
This standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC-31 Revenue – Barter of Transactions Involving Advertising Services.
The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognised.
This new standard is not expected to have a significant impact on the Group since it is not expected to change the timing of when revenue is recognised and the amount of revenue recognised. The Group is currently in the process of performing a more detailed assessment of the impact of this standard on the Group and will provide more information in the year ending December 31, 2016 financial statements.

•	IFRS 9 Financial Instruments
On July 24, 2014, the IASB issued the final IFRS 9 Financial Instruments Standard, which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. This standard is not expected to have a significant impact on the Group as measurement categories are similar to IAS 39 even though the criteria for classification into these categories are significantly different. The IFRS 9 impairment model has also been changed from an “incurred loss” model from IAS 39 to an “expected credit loss” model. The change is not expected to increase the provision for bad debts recognised in the Group because of the short gold sales collection period. The Group will adopt the standard in the first annual period beginning on or after January 1, 2018.

5	Blanket Zimbabwe Indigenisation Transaction

During 2012 the Group, to comply with Zimbabwean law that requires indigenous Zimbabweans own at least 51% of the Blanket Mine, entered into agreements to transfer a 51% ownership interest in Blanket Mine as follows:
•	Sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for US$11.74 million.
•	Sold a 15% interest to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.

•
Sold a 10% interest to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine’s employees holding participation units in the Employee Trust.

•	And donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (Community Trust). In addition Blanket Mine paid a non-refundable donation of US$1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

5	Blanket Zimbabwe Indigenisation Transaction – (continued)

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine.

The facilitation loans relating to the group were declared by Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) (Blanket Mine’s parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

Accounting treatment
The directors of CHZ, a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:
•	Non-controlling interests (NCI) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:
(a)           20% of the 16%  shareholding of NIEEF;
(b)           20% of the 15%  shareholding of Fremiro;
(c)           100% of the 10% shareholding of the Community Trust.
•      This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2014 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•
The transaction with the BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Indigenisation shareholding percentages and facilitation loan balances
	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at Dec, 31 2014 # US$’000	Dec, 31 2013 US$’000
NIEEF	16%	3.2%	12.8%	11,907	11,742
Fremiro	15%	3.0%	12.0%	11,657	11,402
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	-*	-*	7,772	7,602
	51%	16.2%	24.8%	31,336	30,746

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

The balance on the facilitation loans is reconciled as follows:
USD ‘000’s
Balance at December 31, 2011	30,090
Interest accrued	656
Dividends used to repay loans	-
Balance at December 31, 2012	30,746
Interest accrued	2,049
Dividends used to repay loans	(2,120)
Balance at December 31, 2013	30,675
Interest accrued	2,407
Dividends used to repay loans	(1,746)
Balance at December 31, 2014	31,336

*The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The following indigenisation costs have been incurred:

	2014	2013	2012
Donation to Gwanda GSCOT	-	-	1,140
Legal fees	-	-	21
Professional consulting fees	-	-	539
	-	-	1,700

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangements with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.

(b)
An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket Mine on their shareholding.  The advance payment was debited to an interest-free loan account and was repayable by way of set off of future dividends on the Blanket Mine shares owned by NIEEF. Whilst any amount remained outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan was suspended.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends to be declared.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

(c)
From January 1, 2015, Blanket will suspend dividend payments until early 2016 as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders are also suspended. During this period, there will be a moratorium on the interest roll-up on the outstanding facilitation loans.

The movement in the advance dividend loans is reconciled as follows in USD 000’s:

	NIEEF	Community Trust	Total
	US$	US$	US$
Balance at January 1, 2013	1,800	2,062	3,862
Advanced dividends paid	-	2,000	2,000
Interest accrued	-	346	346
Dividends used to repay advance dividends	(1,442)	(901)	(2,343)
Balance at December 31, 2013	358	3,507	3,865
Interest accrued	-	334	334
Dividends used to repay advance dividends	(358)	(604)	(962)
Balance at December 31, 2014	-	3,237	3,237

6           Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk (refer note 24)
•	Interest rate risk (refer note 24)
•	Credit risk (refer note 24)
•	Liquidity risk (refer note 24)

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

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

6	Financial risk management – (continued)

The types of risk exposure and the way in which such exposures are managed are as follows:

(a)	Currency risk

The Group is exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. Currency risk on the repayment of the sales and purchases are managed by regular repayments of the outstanding amounts.

(b)	Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility. Management’s policy is to invest cash in financial institutions with a credit –rating of at least “A” that offer the highest interest rates.

 (c)           Credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity Printers and Refiners in Zimbabwe during the year.  The payment terms stipulated in the service delivery contract were adhered to in all circumstances. Cash is deposited only with “A” grade banks.

(d)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity risk by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities. Since the inception of dollarization in Zimbabwe in 2009, all appropriate insurance cover has been reinstated. The Zimbabwean operations are now covered for public liability risk, assets all risk and comprehensive cover on all motor vehicles.

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

	2014	2013
	$	$
Total equity	58,535	51,974

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2014, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

8              Production costs
	2014	2013	2012
	$	$	$
Salaries and wages	11,056	10,105	8,491
Consumable materials	16,081	14,470	13,286
Site restoration	32	151	43
Exploration	379	(288)	831
Safety	522	595	251
On mine administration	2,742	2,379	2,751
	30,812	27,412	25,653

9               Administrative expense

	2014	2013	2012
	$	$	$
Investor relations	567	723	447
Management contract fee	938	879	704
Audit fee	393	333	443
Legal fee and disbursements	797	439	189
Accounting services fee	27	28	83
Listing fees	351	340	151
Directors fees	371	364	194
Salaries and wages	2,542	1,785	1,648
Office costs - Zambia	989	-	-
Employee benefits relating to indigenisation	155	216	-
Donation to scholarship fund	-	2,096	-
Professional consulting fees	541	-	-
Other	486	569	196
	8,157	7,772	4,055

10               Finance income and finance costs

Finance income	2014	2013	2012
	$	$	$
Interest received – Bank	15	24	79

Finance cost

Interest paid – Bank	(22)	(30)	(60)
Unwinding of rehabilitation provision	(37)	-	-
Finance charges - Overdraft	(111)	(102)	(100)
	(170)	(132)	(160)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

11               Tax expense
	2014	2013	2012
Tax recognised in profit or loss	$	$	$

Current tax expense	5,824	7,712	12,547
Income tax– current year	5,059	5,139	10,784
Income tax – adjustment for current tax in prior years	(215)	-	-
Withholding tax expense	980	2,573	1,763
Deferred tax expense	780	2,185	271
Origination and reversal of temporary differences	517	2,185	525
Change in effective tax rate	263	-	(254)

Tax expense – recognised in profit or loss	6,604	9,897	12,818

Tax recognised in other comprehensive income

Income tax - current year	(122)	-	-

Net tax expense	6,482	9,897	12,818

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2014	2013	2012
	$	$	$
Deductible temporary differences	-	3,594	3,338
Tax losses carried forward	23,205	16,029	10,478
	23,205	19,623	13,816

Taxable losses expire as set out below for the entities making taxable losses within the group. Deferred tax assets have not been recognised for these items because future taxable income is not deemed probable to utilise these benefits against.

Year	Amount
2015	1,863
2026	2,780
2027	3,054
2028	2,260
2029	1,661
2030	1,617
2031	2,238
2032	2,667
2033	2,896
2034	4,096
No expiry	51,116
76,248

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

11           Tax expense - (continued)

Reconciliation of tax rate

	2014	2014	2013	2013	2012	2012
	%	$	%	$	%	$
Profit/(Loss) for the year		6,565		(490)		7,358
Total tax expense		6,604		9,897		12,818
Profit before tax		13,169		9,407		20,176

Income tax using Company's domestic tax rate	26.5%	3,490	26.5%	2,493	26.5%	5,347
Tax rate differences in foreign jurisdictions		(385)		(1,450)		(210)
Change in effective tax rate		263		-		(254)
Foreign currency difference		37		(12)		439
Withholding tax – not offsetable		205		1,837		1,763
Share based payment expenses and other non-deductible expenses		(373)		1,222		4,364
Accrual for dispute		-		-		806
Net over provision of taxes in prior years		(215)		-		-
Change in unrecognized deferred tax assets		3,582		5,807		563
Tax expense - recognised in Profit or loss		6,604		9,897		12,818

Tax paid	2014	2013	2012
	$	$	$
Income tax payable at January, 1	1,138	1,518	295
Current and withholding tax expense	5,824	7,712	12,547
Income tax recognised through other comprehensive income	(122)	-	-
Foreign currency movement	38	(118)	294
Tax paid	(4,999)	(7,974)	(11,618)
Net Income tax payable at December, 31	1,879	1,138	1,518

Net income tax	2014	2013	2012
	$	$	$
Income tax receivable *	(111)	-	-
Income tax payable	1,990	1,138	1,518
	1,879	1,138	1,518

* Receivable is due to an overpayment made to ZIMRA during quarter 4 of 2014 which cannot be offset against other tax jurisdictions.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

11           Tax expense - (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2014	2013	2014	2013	2014	2013
	$	$	$	$	$	$
Property, plant and equipment	-	-	(10,339)	(8,619)	(10,339)	(8,619)
Inventories	-	-	-			(85)
Provisions	271	221	-	-	271	221
Other items	-	-	(24)	(39)	(24)	(39)
Tax assets (liabilities)	271	221	(10,363)	(8,743)	(10,092)	(8,522)

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2014	Recognised in profit or loss	Recognised in other comprehensive income	Balance December 31, 2014
Property, plant and equipment	(8,619)	(914)	(806)	(10,339)
Inventories	(85)	-	85	-
Provisions	221	119	(69)	271
Other	(39)	15	-	(24)
Total	(8,522)	(780)	(790)	(10,092)

	Balance January 1, 2013	Recognised in profit or loss	Recognised in other comprehensive income	Balance December 31, 2013
Property, plant and equipment	(6,156)	(2,348)	(115)	(8,619)
Unrealised forex	61	-	(61)	-
Inventories	66	158	(309)	(85)
Provisions	181	40		221
Other	(3)	(35)	(1)	(39)
Total	(5,851)	(2,185)	(486)	(8,522)

	Balance January 1, 2012	Recognised in profit or loss	Recognised in other comprehensive income	Balance December 31, 2012
Property, plant and equipment	(6,466)	143	167	(6,156)
Unrealised forex	119	(49)	9	61
Inventories	59	8	(1)	66
Provisions	373	(182)	(10)	181
Other	(3)	-	-	(3)
Non capital loss carried forward	206	(191)	(15)	-
Total	(5,712)	(271)	(486)	(5,851)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

12              Property, plant and equipment

	Land and buildings	Mineral properties depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2013	4,534	11,325	10,838	19,346	1,196	1,782	49,021
Additions	3,240	2,695	4,451	979	85	288	11,738
Foreign exchange movement	378	971	1,031	1,151	25	149	3,705
Balance at December 31, 2013	8,152	14,991	16,320	21,476	1,306	2,219	64,464

Balance at January 1, 2014	8,152	14,991	16,320	21,476	1,306	2,219	64,464
Additions*	592	3,390	1,864	1,921	122	19	7,908
Reallocations between asset classes	(640)	1,834	-	(1,197)	3	-	-
Disposals	-	-	-	(304)	-	(9)	(313)
Foreign exchange movement	742	1,689	(2,763)	2,482	(44)	61	2,167
Balance at December 31, 2014	8,846	21,904	15,421	24,378	1,387	2,290	74,226

There are commitments to purchase plant and equipment totalling $642 (2013 - $178) at year end.

* Included in mineral properties depreciated is an amount of $1,122 relating to rehabilitation asset capitalised refer note 21.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

12           Property, plant and equipment - (continued)

	Land and buildings	Mineral properties depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses	$	$	$	$	$	$	$
Balance at January 1, 2013	978	2,028	-	7,759	982	803	12,550
Depreciation for the year	272	620	-	2,016	70	298	3,276
Impairment (1)	(a)399	-	(b)13,713	91	-	-	14,203
Derecognition	-	-	-	(443)	-	-	(443)
Foreign exchange movement	85	178	620	20	11	73	987
Balance at December 31, 2013	1,734	2,826	14,333	9,886	1,063	1,174	31,016

Balance at January 1, 2014	1,734	2,826	14,333	9,886	1,063	1,174	31,016
Depreciation for the year	567	810	-	2,088	86	357	3,908
Disposals	-	-	-	(236)	-	(9)	(245)
Impairment	-	-	-	180	16	-	196
Foreign exchange movement	(252)	358	(930)	(140)	(65)	(8)	(1,037)
Balance at December 31, 2014	2,049	3,994	13,403	11,778	1,100	1,514	33,838

Carrying amounts
At December 31, 2013	6,418	12,165	1,987	11,590	243	1,045	33,448
At December 31, 2014	6,797	17,910	2,018	12,600	287	776	40,388

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

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

(b)
This relates to Exploration expenditure incurred at Caledonia Nama Limited in Zambia. The full carrying value of costs previously incurred and capitalised were impaired in 2013 for the following reasons:

•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned, and
•	The Group has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.

13              Inventories

	2014	2013
	$	$
Consumable stores	6,932	5,995
Gold in process	639	871
	7,571	6,866

Inventory comprises gold in progress at the Blanket Mine and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

14              Trade and other receivables

	2014	2013
	$	$
Bullion revenue receivable	-	1,662
VAT receivables	1,169	1,331
Deposits for stores and equipment and other receivables	871	896
	2,040	3,889

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 6 and 24.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

15              Cash and cash equivalents

	2014	2013
	$	$
Bank balances	26,838	25,222
Cash and cash equivalents in the statement of financial position	26,838	25,222
Bank overdrafts used for cash management purposes	-	(1,796)
Cash and cash equivalents in the statement of cash flows	26,838	23,426

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 24.

The bank overdraft facility of US$2.5 million bears interest at 8% above the bank’s base rate. The facility is unsecured, valid for 12 months and is renewable. The facility is repayable on demand.

16              Share capital

Authorised
Unlimited number of ordinary shares of no par value.
Unlimited number of preference shares of no par value.
	Number of fully paid ordinary shares (1)	Amount $
Issued
December 31, 2012	51,446,178	197,137
Reduction in stated capital (note 17)	-	(140,000)
Share options exercised during the year	671,730	470
December 31, 2013	52,117,908	57,607
December 31, 2014	52,117,908	57,607

The holders of ordinary share capital are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Group.

(1) During fiscal 2013 the directors of the Group took a decision to consolidate the issued shares on a 10:1 basis. Subsequent to the consolidation all the fully paid shares are stated after the consolidation effect.

17               Reserves

Investment revaluation reserve

The investment revaluation reserve arises from the valuation of investments at fair value through OCI. The amount was transferred to retained loss in the previous year because the investment was disposed of.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Zimbabwe indigenisation shareholders under the Indigenisation Transaction (refer Note 5).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 so as to be able to commence dividend payments.

Reserves	2014	2013
	$	$
Foreign currency translation reserve	4,133	319
Share-based payment reserve	15,750	15,750
Contributed surplus	140,000	140,000
Total - December 31	159,883	156,069

18               Earnings/(Loss) per share

Basic earnings/(loss) per share

The calculation of basic earnings/(loss) per share at December 31, 2014 was based on the adjusted profit/(loss) attributable to shareholders of $4,843 (2013:($3,160), 2012: 8,720), and a weighted average number of shares outstanding of 52,117,908 (2013: 51,986,466, 2012:50,597,068).

Weighted average number of shares

(In number of shares)	Note	2014	2013	2012

Issued share capital at January 1	16	52,117,908	51,446,178	50,054,928
Weighted average issues during the year		-	540,288	542,140
Weighted average number of shares at December 31		52,117,908	51,986,466	50,597,068

	2014	2013	2012
	$	$	$
Profit/(Loss) attributable to shareholders	4,897	(3,055)	8,720
Blanket Mine Employee Trust Adjustment	(54)	(105)	-
Adjusted profit/(loss) attributable to shareholders	4,843	(3,160)	8,720

Basic earnings/(loss) per share -$	0.093	(0.061)	0.172

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

18               Earnings/(Loss) per share – (continued)

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

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to ordinary shareholders.

The calculation of diluted earnings per share at December 31, 2014 was based on the adjusted profit/(loss) attributable to shareholders of $4,843 (2013: ($3,160), 2012:8,720), and a weighted average number of shares and potentially dilutive shares outstanding of 52,145,469 (2013: 52,007,646, 2012: 50,833,182), calculated as follows:

Weighted average number of shares

(In number of shares)	2014	2013	2012

Weighted average number of shares (basic) at December 31	52,117,908	51,986,466	50,597,068
Effect of dilutive options	27,561	21,180	236,114
Weighted average number of shares (diluted) at December 31	52,145,469	52,007,646	50,833,182
Diluted earnings per share - $	0.093	($0.061)	0.172

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. The potential dilutive effect of 2,538,359 options (2013 – 2,576,920, 2012 – 2,577,900) was excluded from the above calculations because these options were anti-dilutive.

19              Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2014 was $489 (2013: $445).

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

20              Share-based payments

At December 31, 2014 the Group has the following share-based payment arrangements:

(a) Share option programme (equity-settled)

The Group has established a rolling stock option plan (the "Plan") for employees, officers, directors, consultants and other service providers. In accordance with the Plan, options are granted with exercise prices equal to the market price of the shares at the date of grant and vests immediately.

Terms and conditions of share option program

The terms and conditions relating to the grants under the Plan are that all options are to be settled by physical delivery of shares. Under the current Plan, the maximum term of the options is 5 years.  Under the Plan, the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Company.

At December 31, 2014, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date(1)
	$
1,461,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
884,920	0.90	Sept 10, 2017
190,000	0.72	Nov 21,2018
2,565,920

(1)	In terms of the approved Plan, the expiry date of options that expire in a closed period will be extended by 10 days from the cessation of the close period.

The continuity of the options granted, exercised, cancelled and expired under the Plan during 2014 and 2013 are as follows:

	Number of Options	Weighted Avg. Exercise Price
	$
Options outstanding and exercisable at December 31, 2012	3,329,650	1.05
Exercised	(671,730)	0.70
Granted	190,000	0.72
Options outstanding and exercisable at December 31, 2013	2,847,920	1.11
Exercised	-	-
Expired or forfeited	(282,000)	1.13
Options outstanding and exercisable at December 31, 2014	2,565,920	1.11

The weighted average remaining contractual life of the outstanding options is 1.81 years (2013: 2.76 years).

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

20              Share-based payments – (continued)

The vesting of options is determined at the discretion of the board of directors, at the time the options are granted.

Inputs for measurement of grant date fair values

The fair value of share based payments noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions.

Risk-free interest rate	0.95%
Expected dividend yield	Nil
Expected stock price volatility (based on historical volatility)	57.88%
Expected option life in years	5
Exercise price	0.72
Share price at grant date	0.72
Fair value at grant date	0.356
Expected forfeiture rate	0%

No share based payments were granted during 2014. Costs relating to share based payments granted amounted to Nil (2013: $68, 2012:14,569). The 2012 expense included and amount of 14,161 for the option value of the Blanket mine indigenisation transaction and 408 relating to share options granted to employees.

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

To determine the fair value of the equity-settled share-based payment and take into account the unique features of each transaction, the Monte Carlo Simulation technique was used as the valuation model to allow for the uncertainty around the potential scenarios that affect the value of each arrangement. Projected market values were estimated using a stochastic modelling methodology based on Geometric Brownian Motion model. Additional equity instruments will vest to the Non-controlling interest to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. Refer to note 5 for the accounting treatment of the Non-controlling interests.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

20	Share-based payments – (continued)

Assumptions used based on the grant date of September 5, 2012 were as follows:

Fair value of Blanket Mine	$45,065
Expected volatility (based on historical volatility)	65%
Risk free rates	USD swap curve with country specific adjustments
Country specific adjustment	17.3%
Dividend yield	14.8%
Withholding tax	5% of dividends
Interest on loans	10%

21	Provisions

Site restoration

Site restoration relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs, estimated to be paid in 2026 (Blanket Mine) based on the estimated life of mine. Site restoration costs are capitalised to mineral properties depreciated at initial recognition and amortised systematically over the estimated life of the mine.

$
Balance at January 1,2013	1,015
Foreign currency adjustment	1
Unwinding of discount	(1)
Change in estimate during the year	557
Balance at December 31,2013	1,572

Balance at January 1,2014	1,572
Foreign currency adjustment	125
Unwinding of discount	37
Change in estimate during the year
- adjusted through profit or loss	32
- adjustment capitalised in Property, plant and equipment	1,122
Balance at December 31,2014	2,888

The discount rates currently applied in the calculation of the net present value of the Blanket mine provision is 2.32% (2013 - 2.75%). The Eersteling mine is under care and maintenance and the provision is not discounted. The gross rehabilitation costs before discounting amounted to $2,890 (2013 - $1,760) for Blanket mine and $716 (2013 - $697) for Eersteling mine.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

22              Trade and other payables

	$	$
Trade payables	1,007	1,026
Other payables and accrued expenses	2,784	3,574
	3,791	4,600

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 24.

The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

23               Cash flow information

Non-cash items and information presented separately on the cash flow statement:
	2014	2013	2012
	$	$
Operating profit	13,324	9,515	20,257
Adjustments for:
Loss on scrapping of Property, plant and equipment	68	-	-
Site restoration	32	556	(91)
Share-based payment expense	-	68	14,569
Depreciation	3,908	3,276	3,392
Impairment	196	14,203	330
Cash generated by operations before working capital changes	17,528	27,618	38,457
Inventories	(159)	(1,767)	(1,151)
Prepayments	(234)	(51)	195
Trade and other receivables	3,420	(2,226)	1,846
Trade and other payables	(1,733)	(806)	2,073
Cash flows from operating activities	18,822	22,768	41,420

24               Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

24 Financial instruments – (continued) Carrying amount	2014	2013
	$	$
Canada	98	-
Other regions	773	3,889
	871	3,889

Impairment losses

None of the trade and other receivables is past due at the year-end date and were estimated at a level 3 fair value hierarchy. No factors existed at year end that could cause doubt about the credit quality or recoverability of the trade and other receivables.

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.
December 31, 2014	Carrying amount	6 months or less
	$	$
Non-derivative financial liabilities – Level 3
Trade and other payables	2,317	2,317
	2,317	2,317

December 31, 2013	Carrying amount	6 months or less
	$	$
Non-derivative financial liabilities – Level 3
Trade and other payables	4,600	4,600
Bank overdraft	1,796	1,796
	6,396	6,396

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
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

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

Below is a summary of the assets and liabilities denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar.  The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in US dollars or South African rands.

	2014	2013
	$	$
Cash and cash equivalents	26,512	25, 042
Bank overdraft	-	(1,796)
Trade and other receivables	773	3,887
Prepayments	348	177
Trade and other payables	(2,199)	(5,160)

The following exchange rates applied during the year:

	Average rate during the year		Spot rate
	2014	2013	December 31, 2014	December 31, 2013
(In Canadian dollars)	$	$	$	$
USD 1	1.1041	1.0300	1.1627	1.0696
Rand 1	0.1018	0.1071	0.1001	0.1019
Kwacha 1	0.1785	0.1895	0.1808	0.1921

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

24	Financial instruments – (continued)

Sensitivity analysis

As a result of the group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates net monetary assets/(liabilities) in the group that have a different functional currency and foreign currency. Amounts are indicated before elimination of intergroup balances.

	2014		2013
	CAD’000		CAD’000
	Functional currency		Functional currency
USD denominated balance – Foreign currency	Rand	Kwacha	Rand	Kwacha

Cash and cash equivalents	12,084	12	8,069	41
Intercompany balances*	(70,280)	(29,321)	(64,640)	(26,968)

* These intercompany balances represent the exposure to foreign currency risk between functional currencies and foreign currencies at a subsidiary level. These balances eliminates on consolidation.

A 5% strengthening or weakening of the various functional currencies against the foreign currencies, for cash and cash equivalents, would have the following effect on profit or (loss) after tax for the group:

	2014		2013
	CAD’000		CAD’000
	Functional currency		Functional currency
	Rand	Kwacha	Rand	Kwacha
5% Strengthening	442	5	290	4
5% Weakening	(442)	(5)	(290)	(4)

A 5% strengthening or weakening of the various functional currencies against the foreign currencies, for intercompany balances, which is allocated on consolidation to the foreign currency translation reserve within equity for the Group and have the following effect:

	2014		2013
	CAD’000		CAD’000
	Functional currency		Functional currency
	Rand	Kwacha	Rand	Kwacha
5% Strengthening	3,510	1,456	2,327	1,348
5% Weakening	(3,510)	(1,456)	(2,327)	(1,348)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

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

25              Dividends

The following dividends were declared and paid by the Company (excluding NCI) for the year ended December, 31 2014.

	2014	2013
	$	$
$0.0600 per qualifying share (2013: $0.0998)	3,127	5,202

26              Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.

27              Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain mine managers are considered key managers.

A service agreement between Greenstone Management Services Proprietary Limited and Mr. Curtis includes an option to terminate the contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation.  If this was triggered as at December 31, 2014 the severance payment would have amounted to US $820. The contract also includes a payment of one month’s pay per year of service rendered by Mr Curtis if Caledonia terminates his services. A change in control would constitute:
•         the acquisition of more than 50% of the ordinary shares; or
•         the acquisition of right to exercise the majority of the voting rights of ordinary shares; or
•         the acquisition of the right to appoint the majority of the board of directors; or
•         the acquisition of more than 50% of the assets; of

 Greenstone Management Service Proprietary Limited or Caledonia Mining Corporation.
	2014	2013	2012
	$	$	$
Directors fees, Salaries and bonuses	1,966	1,526	1,357
Share-based payments	-	36	401
	1,966	1,562	1,758

In addition, Blanket Mine also contributes to a defined contribution plan on behalf of eligible employees. For the terms of the plan refer to note 19: Defined Contribution Plan.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

27               Related parties – (continued)

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20).

Key management personnel and director transactions:

A number of those entities transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

					Outstanding balance
					As at December 31,
	Note	2014	2013	2012	2014	2013
		$	$	$	$	$
Management contract fees, allowances and bonus paid or accrued to a company for management services provided by the Group’s former President and Chief Executive Officer.	(i)	938	736	704	-	-
Rent for office premises paid to a company owned by members of the former President’s family.	(ii)	142	38	43	-	-
Legal fees and disbursements up to retirement.		-	88	111	-	-
Directors fees paid.		326	285	215	-	-

(i)
On July 15, 2014 Caledonia served a six month notice to Epicure Overseas S.A. for the termination of the contract between Caledonia and Epicure for the provision of the services of Mr. Stefan Hayden, who was at that time Caledonia’s President and Chief Executive Officer (“CEO”).  Negotiations for alternative arrangements to secure the continued services of Mr. Hayden as President and CEO failed to reach agreement.  Accordingly, on November 18, 2014 Mr. Hayden stepped down as President and CEO and on December 6, 2014, Mr. Hayden resigned as a director of Caledonia.  No payments other than the contractual payments that were due to Epicure Overseas SA for the provision of the services of Mr. Hayden during the notice period were made.

(ii)	The contract expires September 2015.

Refer to note 5 and note 29 for transactions with Non-controlling interests.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

28              Group entities

	Country of incorporation	Legal shareholding		Intercompany balances with Holding company
		2014	2013	2014	2013
Subsidiaries of the Company		%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100	-	-
Caledonia Mining Services Limited	Zimbabwe	100	100	-	-
Caledonia Kadola Limited	Zambia	100	100	-	-
Caledonia Mining (Zambia) Limited	Zambia	100	100	(18,021)	(16,575)
Caledonia Nama Limited	Zambia	100	100	(11,200)	(13,301)
Caledonia Western Limited	Zambia	100	100	-	-
Mulonga Mining Limited	Zambia	100	100	-	-
Dunhill Enterprises Inc.	Panama	100	100	-	-
Eersteling Gold Mining Corporation Limited	South Africa	100	100	(14,632)	(13,450)
Fintona Investments (Proprietary) Limited	South Africa	100	100	(17,277)	(15,890)
Greenstone Management Services (Proprietary) Limited	South Africa	100	100	(4,425)	(4,070)
Greenstone Management Services Limited	United Kingdom	100	100	9,122	8,390
Maid O’ Mist (Proprietary) Ltd	South Africa	100	100	-	-
Mapochs Exploration (Proprietary) Ltd	South Africa	100	100	-	-
Caledonia Holdings (Africa) Limited	Barbados	100	100	-	-
Blanket (Barbados) Holdings Limited	Barbados	100	100	-	-
Blanket Mine (1983) (Private) Limited(3)	Zimbabwe	(2)49	49	-	-
Blanket Employee Trust Services (Private) Limited (BETS) (1)	Zimbabwe	-	-	-	-
Blanket Mine Employee Trust (Employee Trust)(1)	Zimbabwe	-	-	-	-
Mulonga Mining Guernsey	Guernsey	100	100	-	-
() BETS and the Employee Trust are consolidated as structured entities.
(2)Refer to Note 5, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.
(3)Blanket has no subsidiary companies.

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

29               Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

The Corporate segment comprise the holding company and Greenstone Management Services Limited (UK) responsible for administrative functions within the group. The Zimbabwe operating segments comprise of Caledonia Holdings Zimbabwe Limited and subsidiaries. The Zambia segments consist of Nama copper project and cobalt project. The South Africa geographical segment comprise a gold mine as well as sales made by Greenstone Management Services Proprietary Limited to the Blanket Mine.

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

Information about reportable segments

2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
	$	$	$	$	$	$
External Revenue	4,106	59,082	7,913	-	(12,019)	59,082
Royalty	-	(3,889)	-	-	-	(3,889)
Production costs	-	(31,506)	(6,907)	-	7,601	(30,812)
Management fee	-	(5,167)	5,167	-	-	-
Other income	-	18	10	-	-	28
Administrative expenses	(3,439)	(481)	(3,248)	(989)	-	(8,157)
Depreciation	-	(3,888)	(20)	-	-	(3,908)
Impairment	-	(89)	-	(107)	-	(196)
Finance income	15	-	-	-	-	15
Finance expense	-	(170)	-	-	-	(170)
Foreign exchange gain/(loss)	54	-	1,122	-	-	1,176
Segment profit before income tax	736	13,910	4,037	(1,096)	(4,418)	13,169
Tax expense	(1,178)	(3,968)	(1,458)	-	-	(6,604)
Segment profit after income tax	(442)	9,942	2,579	(1,096)	(4,418)	6,565

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

28 Operating Segments – (continued)
2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
	$	$	$	$	$	$
Geographic segment assets:
Current	12,520	12,148	13,700	51	(1,511)	36,908
Non-Current (excluding intercompany)	56	41,646	356	-	(1,670)	40,388
Expenditure on property, plant and equipment – cash	-	6,627	52	107	-	6,786
Intercompany balances	118,502	1,748	33,788	-	(154,038)	-

Geographic segment liabilities
Current	(1,146)	(2,804)	(1,831)	-	-	(5,781)
Non-current (excluding intercompany)	-	(12,291)	(689)	-	-	(12,980)
Intercompany balances	(39,479)	(1,049)	(84,187)	(29,323)	154,038	-

2013	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total $
	$	$	$	$

External Revenue	-	65, 113	10618.00	-	(10618.00)	65113.00
Royalty	-	(4,544)	-			(4,544)
Production costs	-	(28580.00)	(9749.00)	-	10917.00	(27412.00)
Management fee	-	(4820.00)	4820.00	-	-	-
Other income/(expense)	5770.00	(5770.00)	-			-
Administrative expenses	(2872.00)	(2380.00)	(2304.00)	-	(216.00)	(7772.00)
Share-based payment expenses	(68.00)	-	-	-		(68.00)
Depreciation	-	(3491.00)	(15.00)	-	230.00	(3276.00)
Impairment	-	(91.00)	(399.00)	(13713.00)		(14203.00)
Finance income	24.00	-	-	-		24.00
Finance expense	-	(132.00)	-	-		(132.00)
Foreign exchange gain/(loss)	111.00	1.00	2336.00	-	(771.00)	1677.00
Segment profit before income tax	2965.00	15306.00	5307.00	(13713.00)	(458.00)	9407.00
Tax expense	(1842.00)	(6482.00)	(1573.00)	-	-	(9897.00)
Segment profit after income tax	1123.00	8,824 113,64586	3734.00	(13713.00)	(458.00)	(490.00)

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

28               Operating Segments – (continued)

2013	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
Geographic segment assets:
Current	15,064	10,599	10,446	45	-	36,154
Non-Current (excluding intercompany)	55	34,840	331	-	(1,778)	33,448
Expenditure on property, plant and equipment	-	9,461	35	2,637	(395)	11,738
Intercompany balances	60,893	1,773	6,287	-	(68,953)	-

Geographic segment liabilities
Current	(160)	(5,731)	(1,635)	(8)	-	(7,534)
Non-current (excluding intercompany)	-	(9,360)	(734)	-	-	(10,094)
Intercompany balances	(3,601)	(783)	(38,623)	(25,946)	68,953	-

	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
2012	$	$	$		$	$
External Revenue	-	75221.00	8054.00	-	(8054.00)	75221.00
Royalty	-	(5,261)	-	-	-	(5,261)
Production costs	-	(26842.00)	(7202.00)	-	8391.00	(25653.00)
Management fee	-	(4761.00)	4761.00	-	-	-
Other income/(expense)	5770.00	(5770.00)	-			-
Administrative expenses	(2390.00)	(214.00)	(1451.00)	-	-	(4055.00)
Share-based payment expenses	(408.00)	(14161.00)	-	-	-	(14569.00)
Depreciation	-	(3414.00)	(183.00)	-	205.00	(3392.00)
Impairment	-	(330.00)	-	-	-	(330.00)
Finance income	17.00	62.00	-	-	-	79.00
Finance expense	-	(160.00)	-	-	-	(160.00)
Indigenisation costs	(292.00)	(1396.00)	(12.00)	-	-	(1700.00)
Foreign exchange gain/(loss)	-	(4.00)	453.00	-	(453.00)	(4.00)
Segment profit before income tax	(3073.00)	18740.00	4420.00	-	89.00	20176.00
Tax expense	-	(11482.00)	(1336.00)	-	-	(12818.00)
Segment profit after income tax	(3073.00)	7,258 113,64586	3084.00	-	89.00	7358.00

Caledonia Mining Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(in thousands of Canadian dollars)

Major customer

Revenues from Fidelity Printers in Zimbabwe amounted to approximately $59,082.Revenues from Rand Refinery and Metalor technologies in Switzerland amounted to $65,113 in 2013. In 2012 Revenue from Rand Refinery in South Africa amounted to $75,221.

29	Non-controlling interests

Blanket Mine (1983) (Private) Limited NCI % - 16.2
		2014	2013
		$	$
Current assets		12,148	10,599
Non-current assets		43,394	34,840
Current liabilities		(2,804)	(5,731)
Non-current liabilities		(12,291)	(9,360)
Net assets		40,447	30,348

Carrying amount of NCI		804	(51)

Revenue		59,082	65, 113
Profit		10,301	15,833
Other comprehensive income		-	-
Total comprehensive income		10,301	15,833

	2014	2013	2012
	$	$	$
Profit allocated to NCI	1,668	2,565	(1,362)
OCI allocated to NCI	34	(75)	19
Dividend paid to NCI	(847)	(745)	(5,707)

30                Subsequent events

No material subsequent events to report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date           March 27, 2015

CALEDONIA MINING CORPORATION

By:	/s/ Steven Curtis
Steven Curtis Chief Executive Officer