Form 20-F
period 2015-12-31
CALEDONIA MINING CORP
filed 2016-04-04
CIK 766011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 20-F
ANNUAL REPORT

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ……………………………………………

For the transition period from ……………………………… to ………………………………

Commission file number   000-13345

CALEDONIA MINING CORPORATION Plc
(Exact name of Registrant as specified in its charter)

Jersey Channel Islands
(Jurisdiction of incorporation or organization)

Caledonia Mining Corporation Plc
("Previously Caledonia Mining Corporation")
43-45 La Motte Street, Jersey, JE4 8SD
(Address of principal executive offices)

Mark Learmonth, +44 1534 702 800, mlearmonth@caledoniamining.com, 43-45 La Motte Street, Jersey Channel Islands, JE4 8SD.

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares, without par value 52,173,908
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the closing of the period covered by the annual report: 52,078,908

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

[X] Yes [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]
International Financial Reporting Standards as issued by the International Accounting Standards Board [X]

Other [  ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17 [  ] Item 18 [  ]

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

TABLE OF CONTENTS
ITEM 1 - Identity of Directors, Senior Management and Advisers		9
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		9
ITEM 3 - KEY INFORMATION		9
A.	Selected Financial Data	9
B.	Capitalization and Indebtedness	10
C.	Reasons for the Offer and Use of Proceeds	10
D.	Risk Factors	10
ITEM 4 - INFORMATION ON THE COMPANY		18
A.	History and Development of the Company	18
B.	Business Overview	20
C.	Organizational Structure	29
D.	Property, Plant and Equipment	29
ITEM 4A - UNRESOLVED STAFF COMMENTS		30
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS		30
A.	Operational Results	30
B.	Liquidity and Capital Resources	35
C.	Research and development, patents and licences	36
D.	Trend Information	36
E.	Off-Balance Sheet Arrangements	36
F.	Tabular Disclosure of Contractual Obligations	36
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		37
A.	Directors and Senior Management	37
B.	Compensation	40
C.	Board Practices	40
D.	Employees	41
E.	Share Ownership	42
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		44
A.	Major Shareholders	44
B.	Related Party Transactions	44
C.	Interests of Experts and Counsel	45
ITEM 8 - FINANCIAL INFORMATION		45
A.	Consolidated Statements and Other Financial Information	45
B.	Significant Changes	46
ITEM 9 - THE OFFERING AND LISTING		46
A.	Offering and Listing Details	46
ITEM 10 - ADDITIONAL INFORMATION		49
A.	Share Capital	49
B.	Articles of Association	49
C.	Material Contracts	50
D.	Exchange Controls	50
E.	Taxation	50
F.	Dividends and Paying Agents	55
G.	Statement by Experts	55
H.	Documents on Display	55
I.	Subsidiary Information	56
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		56
A.	Currency Risk	56
B.	Interest Rate Risk	57

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F ("Annual Report") and the exhibits attached hereto contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this Annual Report include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates, Caledonia's plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments.   This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each Annual Report, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

STATUS AS AN EMERGING GROWTH COMPANY
We are an "emerging growth company" as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management's assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an "accelerated filer" or a "larger accelerated filer". In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.
CURRENCY
All references to dollar amounts are expressed in the lawful currency of the United States of America, unless indicated otherwise.  Per share amounts are expressed in United States dollars. On December 16, 2015 Caledonia advised that the reporting currency for all future financial reporting commencing with the financial results for the quarter and year ended December 31, 2015 will be the United States dollar instead of the Canadian dollar.  This change is made in order to better report the true performance of its business because all of the revenues and operating costs at the Blanket Mine in Zimbabwe are denominated in US dollars and only a small proportion of Caledonia's costs are denominated in South African rands and Canadian dollars.  Accordingly, this is our first Annual Report in which financial information for the year to December 31, 2015 and for all preceding periods is stated in United States dollars.
CHANGE OF DOMICILE
On February 18, 2016 a Special Meeting of Caledonia's shareholders voted to approve the re-domicile of the Company from Canada to Jersey, Channel Islands by a process called continuance (the "Continuance"). Caledonia's Board of Directors subsequently resolved to proceed with the Continuance which became effective on March 21, 2016 whereupon the Company also adopted new charter documents and changed its name to Caledonia Mining Corporation Plc.  Following the Continuance, Caledonia is domiciled in Jersey, Channel Islands, for legal and tax purposes; Caledonia's shares (and depository interests, which are listed on the Alternative Investment Market ("AIM") of the London Stock Exchange) continue to be listed and traded on the Toronto Stock Exchange and on AIM and they continue to be traded on the OTCQX in the United States of America.
NON-IFRS FINANCIAL INFORMATION
This Annual Report contains financial statements of the Company prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.  In addition, this Annual Report also contains non-IFRS financial measures ("Non-IFRS Measures") including "on-mine cash cost per ounce", "all-in sustaining cost per ounce", "all-in cost per ounce", "average realized gold price" and "adjusted earnings per share" as we believe these are useful metrics for measuring our performance. However, these Non-IFRS Measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS.

FOREIGN PRIVATE ISSUER FILINGS
We are considered a "foreign private issuer" pursuant to Rule 405 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

For as long as we are a "foreign private issuer" we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our "foreign private issuer status" we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for "foreign private issuers".

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

This Annual Report has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission ("SEC") Industry Guide 7 under the United States Securities Act of 1933, as amended (the "Securities Act"). Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.All references in this Annual Report to the terms "we", "our", "us", "the Company" and "Caledonia" refer to Caledonia Mining Corporation Plc.

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3 - KEY INFORMATION
A.	Selected Financial Data
The following tables present our selected consolidated financial data. You should read these tables in conjunction with our audited consolidated financial statements and accompanying notes included in Item 18 of this Annual Report and "Operating and Financial Review and Prospects" included in Item 5 of this Annual Report.

The selected consolidated financial information set forth below has been derived from our audited consolidated financial statements that are prepared in accordance with IFRS, which differ in certain respects from the principles we would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. The selected consolidated financial information should be read in conjunction with our audited consolidated financial statements and related notes thereto.

Financial – All in USD'000's unless indicated otherwise	2015	2014(2)	2013(2)	2012(2)	2011(2)
Revenue	48,977	53,313	63,217	75,236	56,306
Gross Profit	13,181	18,543	29,010	40,923	29,430
Expense - (General and administration, interest and foreign exchange including provisions and impairments)	(5,221)	(6,615)	(19,878)	(20,980)	(8,613)
Net Income /(Loss) – after tax from operations	5,590	5,946	(477)	7,122	12,261
Net Income /(Loss) – after income taxes from continuing operations	5,590	5,946	(477)	7,122	12,261
Profit attributable to owners of the Company	4,779	4,435	(2.967)	8,515	12,261
Net cash and cash equivalent	10,880	23,082	21,901	28,125	9,075
Current Assets	23,562	31,743	33,800	35,525	17,800
Total Assets	72,838	66,479	65,072	72,297	51,380
Current Liabilities	8,397	4,972	7,044	9,341	4,477
Long Term Liabilities	14,080	11,164	9,437	6,973	7,669
Working Capital	15,165	26,771	26,756	26,184	13,323
Net Assets	50,361	50,343	48,591	55,983	39,233
Total Capital Expenditures including Mineral Properties (Cash)	16,567	6,150	11,396	7,910	8,620
Dividend per share – cents[1]	4.8	5.4	9.8	-	-
Earnings per share – cents[1]	8.9	8.4	(5.4)	17.2	24.0
Diluted earnings per share – cents [1]	8.9	8.4	(5.4)	17.2	24.0

Share Information

	2015	2014	2013	2012	2011
Market Capitalization (USD Thousands) at December 31	32,209	31,791	39,088	46,301	55,060
Shares Outstanding (Thousands)(1)	52,078	52,117	52,117	51,446	50,549
Options Outstanding (Thousands)(1)	2,241	2,565	2,848	3,330	4,254

(1) All dividend per share, earnings per share, diluted earnings per share and option numbers are stated on the basis of the 1:10 reverse split that took place in 2013.
(2) All amounts before January 1, 2015 have been restated to United States Dollar, refer item 18.

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

The mining industry is highly competitive and there is no guarantee we will always be able to compete effectively.

The mining industry is a highly diverse and competitive international business.  The selection of geographic areas of interest are only limited by the degree of risk a company is willing to accept by the acquisition of  properties in emerging or developed markets and/or prospecting in explored or virgin territory.  Mining, by its nature, is a competitive business with the search for fresh ground with good exploration potential and the raising of the requisite capital to move projects forward to production. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. We will compete with other interests, many of which have greater financial resources than we will have, for the opportunity to participate in promising projects. Such competition may have better access to potential resources, more developed infrastructure, more available capital, have better access to necessary financing, and more knowledgeable and available employees than us. We may encounter competition in acquiring mineral properties, hiring mining professionals, obtaining mining resources, such as manpower, drill rigs, and other mining equipment. Such competitors could outbid us for potential projects or produce gold at lower costs. Increased competition could also affect our ability to attract necessary capital funding or acquire suitable properties or prospects for gold exploration or production in the future. Significant capital investment is required to achieve commercial production from successful exploration and development efforts.  Globally the mining industry is prone to cyclical variations in the price of the commodities produced by it, as dictated by supply and demand factors, speculative factors and industry-controlled marketing cartels.  Nature provides the ultimate uncertainty with geological and occasionally climatic surprises. Commensurate with the acceptance of this risk profile is the potential for high rewards. If we are unable to successfully compete for properties, capital, customers or employees it could have a materially adverse effect on our results of operations.

We do business in countries and jurisdictions outside of the United States where different economic, cultural, regulatory and political environments could adversely impact our business, results of operations and financial condition.

The jurisdictions in which we operate are unpredictable.  Assets and investments in these foreign jurisdictions are subject to risks that are usually associated with operating in a foreign country and, any of these could result in a material adverse effect on our business, results of operations or financial performance.  These risks include, but are not limited to, access to assets, labor disputes and unrest; arbitrary revocation of government orders, approvals, licenses and permits; corruption; uncertain political and economic environments; bribery; war; civil disturbances and terrorist actions; sudden and arbitrary changes to laws and regulations; delays in obtaining government permits; limitations on foreign ownership; more onerous foreign exchange controls; currency devaluations; import and export regulations; inadequate, damaged or poorly maintained infrastructure; and endemic illnesses.  There can be no guarantee that governments in these jurisdictions will not unilaterally expropriate the property of companies that are involved in mining.

Caledonia's mining operations are conducted in Zimbabwe and, as such, these operations are exposed to various levels of political, economic and other risks and uncertainties in addition to those set out above.  These risks and uncertainties include, but are not limited to, expropriation and nationalization, or mandatory levels of Zimbabwean ownership beyond currently mandated levels; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In 2009, the government of Zimbabwe made foreign currencies legal tender in Zimbabwe and abolished the Zimbabwe dollar. However, there is no guarantee that the Zimbabwe government will not reintroduce the local currency.  The approval of the Reserve Bank of Zimbabwe ("RBZ") is required for all flows of money into and out of Zimbabwe.  Caledonia and its subsidiaries have not encountered difficulty in obtaining the necessary approval from the RBZ.   Zimbabwe is experiencing a shortage of foreign currency which means that foreign payments from Zimbabwe may encounter delays in execution.

If one of more of these risks occur, it could have a material and adverse effect on our business, results of operations or financial performance.

Furthermore, the royalty rate in Zimbabwe is subject to change. Effective January 1, 2012, Zimbabwe increased the gross royalty payable to the Zimbabwe Government from 4.5% to 7% of the gross revenues received by mining companies operating in Zimbabwe from gold sales. Effective January 1, 2014, there was a change in the regulations which means that the royalty payable to the Zimbabwe government was no longer allowable as a deduction for the purposes of calculating income tax.  With effect from October 1, 2014 the royalty rate was reduced to 5%.  Changes to Zimbabwean legislation in January 2014 required all Zimbabwean gold producers to sell their production to Fidelity Printers and Refiners Limited ("Fidelity") for a sale value which represents 98.5% of the value of the gold contained.  Prior to this change, Blanket Mine (1983) (Private) Limited ("Blanket" or "Blanket Mine") sold its gold to a non-Zimbabwean refiner and received 100% of the value of the gold contained. With effect from February 3, 2015, Blanket receives 98.75% of the value of the gold it delivers to Fidelity.

We face risks related to mining, exploration and mine construction, if warranted, on potential properties.

Our level of profitability, if any, in future years will depend on whether the Blanket Mine produces at forecasted rates and whether any exploration stage properties can be brought into production. The mining, exploration and development of mineral deposits involves significant risks. It is impossible to ensure that any current and future exploration programs will establish reserves. Whether a mineral ore body will be commercially viable depends on a number of factors, and the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an adequate return on invested capital. The exploration, development and production activities are subject to political, economic and other risks, including:

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

-	restrictions on the ability of a foreign company to have management control of exploration and/or development and/or mining operations;
-	restrictions on the remittance of dividend and interest payments offshore;
-	retroactive tax or royalty claims;
-	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;
-	royalties and tax increases or claims by governmental entities;
-	unreliable local infrastructure and services such as power, water, communications and transport links;
-	demands or actions by native or indigenous groups;
-	other risks arising out of foreign sovereignty over the areas in which operations are conducted; and
-	lack of investment funding;
Such risks could potentially arise in any country in which we operate.

As a result of the foregoing, our exploration, development and production activities in Zimbabwe may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results from operations. Furthermore, in the event of a dispute arising from such activities, we may be subject to exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

We will need to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  No assurance can be given that exploration activities by us will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics suitable for further development or production.

Blanket Mine is our principle mining asset. In addition, Blanket Mine has title to numerous but smaller satellite properties in the surrounding greenstone terrain. These satellite properties are in the exploration stage and are without any known bodies of commercial ore. Further development of the properties will only proceed upon obtaining satisfactory exploration results. There is no assurance that our mineral exploration activities will result in any discoveries of commercial bodies of mineral reserves.  The long-term profitability of our operations will, in part, be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

There can be no assurance, even when an economic deposit of minerals is located, that any of our property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that our current exploration programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Additional expenditures are required to establish reserves which are sufficient to commercially mine and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

Our operations are subject to various Government approvals, permits,  licenses and legal regulation for which no assurance can be provided that if such approvals, permits or licenses will be obtained or if obtained will not be revoked or suspended or any continued compliance with applicable laws or regulations thereunder.

Government approvals, permits and licenses are required in connection with a number of our activities and additional approvals, permits and licenses may be required in the future.  The duration and success of our efforts to obtain approvals, permits and licenses are contingent upon many variables outside of our control.  Obtaining governmental approvals, permits and licenses can increase costs and cause delays depending on the nature of the activity and the interpretation of applicable requirements implemented by the relevant authority.  While we and our affiliates currently hold the necessary licenses to conduct operations there can be no assurance that all necessary approvals, permits and licenses will be maintained or obtained or that the costs involved will not exceed our estimates or that we will be able to maintain such permits or licenses.  To the extent such approvals, permits and licenses are not obtained or maintained, we may be prohibited from proceeding with planned drilling, exploration, development or operation of properties which could have a material adverse effect on our business, results of operations and financial performance.

In addition, failure to comply with applicable laws, regulations and requirements in the countries in which we operate may result in enforcement action, including orders calling for the curtailment or termination of operations on our property, or calling for corrective or remedial measures requiring considerable capital investment.  Although we believe that our activities are currently carried out in all material respects in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of our properties or otherwise have a material adverse effect on our business, results of operations and financial performance.

Further development and commercial production at Blanket Mine and the other surrounding properties cannot be assured.

We are engaged in further development activities at Blanket Mine and its surrounding properties. Estimates for future production, at Blanket Mine, are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations. Construction and development of projects are subject to numerous risks including, but not limited to: obtaining equipment, permits and services; changes in regulations; currency rate changes; labor shortages; fluctuations in metal prices; and the loss of community support.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract gold from ore and to develop the mining, processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be capable of economic extraction by metallurgical process, or discovered in sufficient quantities or grades, or the estimated operating costs of the mining venture are sufficient, to justify development of the deposit, or that the funds required for development can be obtained on a timely and economically acceptable basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be predicted, such as metal price and market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Depending on the price of minerals produced, the Company may determine that it is not commercially feasible to commence or continue commercial production.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

Our revenues, operations and exploration and development projects are, and are expected to be, heavily derived from and influenced by the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years.  The price of gold is affected by numerous factors beyond our control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes and; inventory carrying costs.  The effect of these factors on the price of gold, and therefore the economic viability of our operations cannot be accurately predicted.  In February 2016 Caledonia entered into a hedge agreement in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protects Caledonia if the gold price falls below $1,050 per ounce but gives us full participation if the price of gold exceeds $1,079 per ounce.  Blanket continues to sell all of its gold production to Fidelity Printers and Refiners Ltd ("Fidelity"), as required by Zimbabwean legislation, and receives the spot price of gold less an early settlement discount of 1.25%.  The maximum cost of the hedge to Caledonia is $435,000, being 15,000 ounces at $29 per ounce.

We face credit risk exposure from counterparties to certain contractual obligations and there is no assurance that any such counterparty may not default in such obligation causing us to incur a financial loss.

Credit risk is the risk that a party with a contractual obligation with us will default causing a loss.  New regulations introduced by the Zimbabwean Ministry of Finance in January 2014 require that all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of our production from Blanket Mine is sold to Fidelity.  To date, Blanket has received all payments due from Fidelity in full and on time.  This arrangement introduces a new credit risk, beyond our control, that receivables and contractual performance due from Fidelity will not be paid or performed in a timely manner, or at all.

In 2009, gold bonds were issued by the Reserve Bank of Zimbabwe to Blanket Mine as a result of non-payment for gold previously sold by Blanket Mine to the Reserve Bank of Zimbabwe since 2008.  The Reserve Bank of Zimbabwe has failed to redeem the gold bonds and also failed to give any reliable verification of when Blanket Mine would be paid.  As a result of this failure, we were required to write off the gold bonds to $nil value. During fiscal 2015 the gold bonds were converted into treasury bills. Further, if Fidelity or the Zimbabwean government were unable or unwilling to conduct business with us, or satisfy obligations to us, we could experience a material adverse effect upon our operations and financial performance.

We are required to facilitate the economic participation of certain indigenous  groups in our business and there can be no assurance that such required participation will be at fair market value.

The government of Zimbabwe has introduced legislation (typically referred to as indigenisation) requiring companies to facilitate participation in their shareholdings and business enterprises by the indigenous population.  It is not assured that such interests will be paid for at full fair value, which may result in increased political and economic risks of operating in that area. As reported the Blanket Mine in Zimbabwe has complied with the requirements of the Indigenisation Act in Zimbabwe whereby indigenous shareholders legally own 51% ownership of Blanket Mine (1983) (Pvt) Ltd since September 2012. Refer to note 5 of the Consolidated Financial Statements for additional information on the indigenisation transaction.

We currently do not depend on our ability to successfully access the capital and financial markets. However, should our financial position change any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue investments that we may rely on for future growth.

We expect that for at least fiscal years 2016 through to 2019, we can fund all of its exploration, development and production operations from cash on hand, overdraft facilitates and cash generated from operating activities.

Depending on our ability to generate income from our operations, we may require further financing for current and future exploration and development.  Should our projections for fiscal years 2016 through to 2019 prove incorrect, in order to finance our working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders' rights and the value of their investment in our common shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

If we are unable to obtain additional financing, as needed, at competitive rates, our ability to implement our business plan and strategy may be affected, and we may be required to reduce the scope of our operations and scale back our exploration and development programs as the case may be. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

We are dependent on key management employees.

Our success depends (i) on the continued contributions of our directors, executive officers, management and consultants, and (ii) on our ability to attract new personnel whenever we seek to implement our business strategy.   The loss of the services of any of these persons could have a materially adverse effect on our business, prospects results of operations and financial performance. The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. There is no assurance that we will always be able to locate and hire all of the personnel that it may require.  Where appropriate, we engage with consulting and service companies to undertake some of the work functions.

Our share price has been and is likely to continue to be volatile and an investment in our common shares could suffer a decline in value.

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where we operate, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price.   Our shares are listed on the Toronto Stock Exchange and on the London Stock Exchange's Alternative Investment Market ("AIM"). Our shares are also quoted in the U.S. on the OTCQX.

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The market price of our common shares may be highly volatile and subject to wide fluctuations. In addition, the trading volume of our common shares may fluctuate and cause significant price variations to occur. If the market price of our common shares declines significantly, you may be unable to resell your common shares at or above the purchase price, if at all. We cannot assure you that the market price of our common shares will not fluctuate or significantly decline in the future. Factors affecting our common share price include but are not limited to:

•	actual or expected fluctuations in our operating results;
•	actual or expected changes in our growth rates or our competitors' growth rates;
•	changes in the market price of gold;
•	changes in the demand for gold;
•	high extraction costs;
•	accidents;
•	changes in market valuations of similar companies;
•	additions to or departures of our key personnel;
•	actual or anticipated fluctuations in our quarterly operating results or those of our competitors;
•	publication of research reports by securities analysts about us or our competitors in the industry;
•	our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;
•	fluctuations of exchange rates between the U.S. dollar and the South African rand;
•	changes or proposed changes in laws and regulations affecting the gold mining industry;
•	changes in trading volume of our common shares on the TSX, the AIM or the OTCQX;
•	sales or perceived potential sales of our common shares by us, our directors, senior management or our shareholders in the future;
•	short selling or other market manipulation activities;
•	announcement or expectation of additional financing efforts;
•	terrorist acts, acts of war or periods of widespread civil unrest;
•	natural disasters and other calamities;
•	litigation involving us, including: shareholder litigation, investigations or audits by regulators into our operations; or proceedings initiated by our competitors or clients;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	the passage of legislation or other regulatory developments affecting us or our industry;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us; and
•	conditions in the U.S., Canadian and United Kingdom financial markets or changes in general economic conditions.

Our mineral properties may be subject to defects in title.
We are not currently aware of any significant competing ownership claims or encumbrances respecting title to our properties.  However, the ownership and validity or title of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Although we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to our properties, competing ownership claims or encumbrances respecting our properties not be made in the future. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. We may incur significant costs related to defending the title to our properties. A successful claim contesting our title to a property may cause us to compensate other persons or perhaps reduce our interest in the affected property or lose our rights to explore and, if warranted, develop that property. This could result in us not being compensated for our prior expenditures relating to the property. Also, in any such case, the investigation and resolution of title issues would divert our management's time from ongoing exploration and, if warranted, development programs. Any impairment or defect in title could have a negative impact on us.

We cannot guarantee that there will not be an increase in input costs affecting our results of operations and financial performance.

Mining companies generally have experienced higher costs of steel, reagents, labor and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Our planned growth at Blanket Mine should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases. However, there can be no assurance that we will be able to control such input costs and any increase in input costs above our expectations may have a negative result on our results of operations and financial performance.

Our operations may be subject to increased costs or even suspended or terminated as a result of any loss of required infrastructure in our operations.

Infrastructure, including electricity supplies, that is currently available and used by us may, as result of natural disaster, incorrect or inadequate maintenance, sabotage or for other reasons, be destroyed or made unavailable or available in a reduced capacity.  Were this to occur, operations at our properties may become more costly or have to be curtailed or even terminated, potentially having serious adverse consequences to our financial condition and viability that could, in turn, have a material adverse effect on our business, results of operations or financial performance. Blanket also has 10MW of installed stand-by diesel generating capacity which is sufficient to allow all mining and processing activities and work at the central shaft to continue if there are any interruptions to the ZESA supply.

We are subject to operational hazards and risks that could have a material adverse effect on our business, results of operations and financial performance.

We are subject to risks typical in the mining business.  These include, but are not limited to, operational issues such as unexpected geological conditions or earthquakes causing unanticipated increases in the costs of extraction or leading to falls of ground and rock bursts, particularly as mining moves into deeper levels.  Major cave-ins, flooding or fires could also occur under extreme conditions.  Although equipment is monitored and maintained and all staff receives safety training, accidents caused by equipment failure or human error could occur.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  As a result, we may incur significant liabilities and costs that could have a material adverse effect upon its business, results of operations and financial performance.

Lawsuits may be filed against us and an adverse ruling in any such lawsuit could have a material adverse effect on our business, results of operations and financial performance.

We may become party to legal claims arising in the ordinary course of business.  There can be no assurance that unforeseen circumstances resulting in legal claims will not result in significant costs or losses. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition. In the event of a dispute arising in respect of our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada, the United Kingdom, Jersey or international arbitration.  The legal and political environments in which we operate may make it more likely that laws will not be enforced and that judgments will not be upheld.  If we are unsuccessful in enforcing our rights under the agreements to which we are party to or judgments that have been granted, or if laws are not appropriately enforced, it could have a material adverse effect on our business, results of operations and financial performance.

We face risks related to illegal mining at Blanket Mine and no assurance can be provided that such illegal mining will not have a material adverse effect our business, results of operations and financial performance.

There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

Most of our employees are members of the Associated Mine Workers Union of Zimbabwe and any work stoppage or industrial action implemented by the union may affect our business, results of operations and financial performance.

Most of the employees are members of the Associated Mine Workers Union of Zimbabwe.  Pay rates for all wage-earning staff are negotiated on a Zimbabwe industry-wide basis between the union and representatives of the mine owners.  Any industrial action called by the workers union may affect our operations even though our operations may not be at the root cause of the action. Strikes, lockouts or other work stoppages could have a material adverse effect on our business, results of operations and financial performance.  In addition, any work stoppage or labor disruption at key customers or service providers could impede our ability to supply products, to receive critical equipment and supplies for our operations or to collect payment from customers encountering labor disruptions.  Work stoppages or other labor disruptions could increase our costs or impede our ability to operate.

There can be no assurance that changes to any environmental, health and safety laws to which we are currently subject would not adversely affect our exploration and development programs.

Our exploration, development and operations are subject to environment, health and safety laws and regulations ("EH&S") in the countries in which the relevant activity is being conducted.  There is no assurance that future changes in EH&S, if any, will not adversely affect our exploration and development programs or our operations.  There is no assurance that regulatory and environmental approvals required under EH&S will be obtained or, if at all on a timely basis. A breach of EH&S may result in the temporary suspension of operations, the imposition of fines, other penalties (including administrative penalties and regulatory prosecution), and government orders, which could potentially have a material adverse effect on operations.

We may enter into acquisitions or other material transactions at any time.

We continually seek to replace and expand our reserves through the exploration of our existing properties and may expand through acquisitions of interests in new properties or of interests in companies which own such properties.  Acquisitions involve a number of risks, including: the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; the possibility that we may pay more than the acquired company or assets are worth; the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of integrating the operations and personnel of an acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; the inability to integrate, train, retain and motivate key personnel of an acquired business; and the potential disruption of the our ongoing business and the distraction of management from its day-to-day operations.  These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and may have a material adverse effect on our business, results of operations and financial performance.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that is not a foreign private issuer or that files as a domestic issuer.
As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC's Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a "foreign private issuer" we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be subject to additional restrictions on offers and sales of securities outside the United States and would have to comply with the generally more restrictive Regulation S under requirements under the Securities Act that apply to U.S. domestic companies, which could limit our ability to access the capital markets in the future. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.
We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our common shares less attractive to investors and, as a result, adversely affect the price of our common shares and result in a less active trading market for our common shares.
We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.
We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our common shares less attractive because of our reliance on some or all of these exemptions. If investors find our common shares less attractive, it may adversely impact the price of our common shares and there may be a less active trading market for our common shares
We will cease to be an emerging growth company upon the earliest of:
•	the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC or more;

•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non- convertible debt; or

•
the date on which we are deemed to be a "large accelerated filer", as defined in Rule 12b–2 of the Exchange Act, which would occur if the market value of our common shares that are held by non-affiliates exceeds $700,000,000 as of the last day of our most recently-completed second fiscal quarter.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.
Section 404(a) of the Sarbanes-Oxley Act requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided to us by virtue of being a foreign private issuer and an emerging growth company, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until we lose our emerging growth company status.
If either we are unable to conclude that we have effective internal controls over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our common shares could decline and we may be subject to litigation or regulatory enforcement actions.
ITEM 4 - INFORMATION ON THE COMPANY
A.	History and Development of the Company
Caledonia Mining Corporation Plc (previously Caledonia Mining Corporation) was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies, it was registered at the time under the Canada Business Corporations Act.

Following the creation of Caledonia its shares were listed for trading on the Toronto Stock Exchange and quoted on the NASDAQ small caps market.   On October 16, 1998, Caledonia announced that NASDAQ would no longer quote its securities for trading.  Caledonia's common stock then commenced trading on NASDAQ's OTC Bulletin Board system.  In June 2005 Caledonia was admitted to the London Stock Exchange's AIM market under the ticker symbol "CMCL".  Our Toronto Stock Exchange trading symbol is "CAL".  Effective October 10, 2011 the shares commenced trading in the U.S. on the OTCQX under the ticker symbol CALVF. On December 21, 2015 the Company sought shareholder approval to re-domicile from Canada to Jersey using a legal process called "Continuance".

The reasons for the Continuance included:

•
the Company has no commercial operations in Canada, hence there is no reason for it to be domiciled in Canada and subject to Canadian taxes and the compliance costs associated with being a Canadian tax entity;

•
Jersey is more conveniently located in relation to the Company's operations in Southern Africa and the majority of its shareholder base which ranges from continental Europe to South Africa and North America; and

•	Canadian withholding tax, which is currently applicable to dividends paid to the Company's shareholders outside Canada, will be eliminated.

On February 18, 2016, shareholder approval was obtained and the Continuance became effective March 21, 2016.

The Continuance had no effect on the Company's listings in Toronto and on AIM in London, or the trading facility on the OTCQX in the USA.

The addresses and telephone numbers of Caledonia's principal offices are:

African Office - South Africa	Registered Office

Caledonia Mining South Africa Proprietary Limited	43-45 La Motte Street
4th Floor, 1 Quadrum office park	Jersey Channel Islands
Johannesburg, Gauteng, 2198	JE4 8SD
South Africa	(44) 1534 702 800
(27) 11 447 2499

Background
Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwean company, Caledonia Holdings Zimbabwe (Private) Ltd., which held the shares of Blanket Mine (1983) (Private) Limited, the owner of the operating Blanket Mine.  The purchase consideration was $1,000,000 (U.S.) and the issuance to the vendor of 20,000,000 shares in the capital of Caledonia.  Because the Company bought the shares of the company owning the Blanket Mine it thereby acquired all of the assets of that company and assumed all of its liabilities.

Description of Our Business
Caledonia's activities are focused on Blanket Mine in Zimbabwe.  The Company's business during the past three completed fiscal years has been focused primarily on the operation of the Blanket Mine and increasing gold production at Blanket Mine.

The Company has, during the past three completed fiscal years, conducted exploration activities in Zimbabwe and Zambia.  The Company's exploration efforts in Zimbabwe have been focused on gold exploration in the vicinity of the Blanket Mine. The Company's exploration efforts in Zambia were focused on exploration for base metals, including copper and cobalt. In 2015 the Group surrendered all exploration rights relating to the Zambian operations for a nominal value. The Zambia operations were closed down during 2015 and the companies in Zambia were struck of the companies register on September 2, 2015.

Generally, gold mining, development and exploration in Southern Africa is not seasonal, except where heavy seasonal rainfall can affect surface mining or exploration.

Total gold production at Blanket Mine for 2015 was 42,804 ounces (2014: 41,771oz; 2013: 45,530oz).  The aggregate production at Blanket Mine from January 1, 2016 to February 25, 2016 was 6,814 ounces.

Indigenisation of Blanket Mine (1983) (Private) Limited

During 2012, to comply with Zimbabwean law that requires indigenous Zimbabweans own at least 51% of the Blanket Mine, the Company entered into agreements to transfer a 51% ownership interest in Blanket Mine as follows:
•	Sold a 16% interest to the National Indigenisation and Economic Empowerment Fund ("NIEEF") for $11.74 million.
•	Sold a 15% interest to Fremiro, which is owned by Indigenous Zimbabweans, for $11.01 million.
•
Sold a 10% interest to Blanket Employee Trust Services (Private) Limited ("BETS") for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine's employees holding participation units in the Employee Trust.

•	And donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (Community Trust). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

Caledonia facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine.

Blanket Mine suspended dividend payments in 2015 and they will remain suspended into 2016 in order to fund the capital projects provided under the Revised Plan as a result of which the repayment of facilitation loans by Blanket Mine's indigenous shareholders will also be suspended.  During this period, there will be a moratorium on the interest roll-up on the outstanding facilitation loans.   The interest moratorium will have no effect on either Caledonia's cash receipts or its reported earnings as interest on the facilitation loans is not recognized in Caledonia's financial statements.

The facilitation loans were declared by Caledonia Holdings Zimbabwe (Private) Limited ("CHZ") (Blanket Mine's parent company) to a wholly-owned subsidiary of Caledonia as a dividend in specie on February 14, 2013 and withholding tax amounting to $1.504 million was paid and expensed on March 5, 2013. (refer to note 5 of the Consolidated Financial Statements for additional information)

Employees

As of December 31, 2015, the Company's employees comprised of 1,172 permanent employees and 402 contractors. Of this number, Blanket Mine has 1,157 permanent employees and 402 contractors.

Significant Acquisitions or Developments

Caledonia did not complete any significant dispositions or significant acquisitions for which disclosure is required since the end of the most recently completed financial year.

Recapitalisation of Blanket Mine (1983) (Private) Limited ("Blanket")

On February 26, 2016 Blanket entered into an agreement to recapitalise its cash resources by issuing shares to current shareholders as follows:

•	Caledonia Holdings Zimbabwe (Private) Limited subscribed for 4,755,556 Founder shares with a par value of $0.012 at $1.051;
•	A-class shareholders (NIEEF, BETS and Fremiro) subscribed for 3,979,140 A-class shares with a par value of $0.005 at $0.57; and
•	GCSOT subscribed for 970,522 B class shares with a par value of $0.005 for a nominal amount of $4,852

Founder shares will be paid for in a cash consideration of $5 million funded through Greenstone Management Services Limited (United Kingdom). A class shares will be funded by increasing the Facilitation loans (described in note 5 of the Consolidated Financial Statements) by $2.27 million on the same terms and conditions as the previous facilitation loan agreements. The B class shares were donated by Blanket. The transaction would not affect the current shareholding structure of the Company and the entity will continue to consolidate Blanket after the transaction.

Reserve Bank of Zimbabwe approval for these share transactions was obtained on March 1, 2016. The transaction was further dependant on the approval by the Zimbabwe Reserve Bank of the $5 million loan from Greenstone Management Services Limited (United Kingdom) to Caledonia Holdings Zimbabwe (Private) Limited, which was received on March 14, 2016.

B.	Business Overview
Mining and On-Mine Exploration Activities:

Gold Production

Blanket Mine (1983) Private Limited ("Blanket")

Blanket currently sells its gold production to Fidelity Printers and Refiners in Harare Zimbabwe and in 2015 received 98.75% of the value of the gold contained in US dollars within 7 days of sale in full settlement.

Background

The mine is located approximately 560 km south of Harare, the capital city of Zimbabwe and 150 km south of Bulawayo, the country's second largest city.  The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km southeast of the mine and is approximately 197 km north north-west of the South African border post of Beit Bridge.  The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800's.  Blanket holds extensive exploration properties throughout this belt. The Blanket property was first staked in 1904 with mining and metallurgical plant operations starting in 1906 and has since produced over a million ounces of gold.

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

Property Geology
Blanket is part of the group of mines that makes up the North Western Mining camp also called the Sabiwa group of mines. Blanket's deposits extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies.   The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to be mineralized.  It is generally on this lithology type that the various mine tailings disposal sites have been located.  Above this basal felsic unit is the ultramafic unit that includes the banded iron formations hosting the eastern 'dormant' cluster of mines and the mineralized bodies of the adjacent Vubachikwe Mine complex.   The active Blanket bodies (sections) are found on the overlying unit, the mafics and an andesitic unit which lies to the west, caps this whole stratigraphy.  A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect.  Ore bodies at Blanket are epigenetic and are associated with a syn-metamorphic regionally developed deformation zone characterized by areas of high strain, wrapping around relatively un-deformed remnants of the original basaltic lava flows.  It is within the higher strain regime (highly sheared rocks) that the majority of the ore bodies are located.

Production Operations
Mining Operations
Following the completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas can produce up to 1,200 tons of ore daily using predominately long-hole open stoping methods. Blanket Mine now produces approximately 42,000 ounces of gold per year.  In November 2014 Blanket embarked on a Revised Investment Plan ("Revised Investment Plan"), the objectives of which are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up. The infrastructure improvements include the development of a "Tramming Loop" (completed in June 2015) deepening the No.6 Winze (completed in July 2015) and sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters. Implementation of the Revised Investment Plan is proceeding on schedule.

The increased investment pursuant to the Revised Investment Plan is expected to give rise to production from inferred resources of approximately 70-75,000 ounces in 2021.  The Revised Investment Plan is also expected to improve Blanket's long term operational efficiency, flexibility and sustainability.

A preliminary economic assessment (the "PEA") has been prepared in respect of the inferred resources which is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be classified as mineral reserves.  There is no certainty that the PEA will be realised. The PEA was published on December 2, 2014 and is available on the System for Electronic Data Analysis and Retrieval at www.sedar.com and Caledonia's website (www.caledoniamining.com).

Metallurgical Process
In terms of Blanket's Revised Investment Plan the crushing and milling circuits will be expanded to handle 3,000 tons of ore per day capacity by additions and improvements to them. Their throughput capacity is more than sufficient to handle the planned increases in mine production from the No. 6 Winze Project and the Central Shaft.

All run of mine ore is crushed  underground to minus 150mm, hoisted to surface and crushed to minus 12mm in the surface 2-stage crushing circuit.  This material is then currently fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Gold Concentrators where approximately 49% of total mill gold production is recovered as 'gravity' concentrate.  The Knelson Concentrator tails are pumped through cyclones whose underflow reports to the open-circuit regrind ball mill.  The product from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach ("CIL") plant consisting of eight, 600 cubic meter leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place.  During 2014 the Pressure Swing Absorption ("PSA") plant which produces oxygen was re-commissioned and produces oxygen at approximately half of the cost of purchased liquid oxygen.  During electro winning the gold is deposited on steel wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from this acid digestion together with the re-dressed gold concentrate from Knelson Concentrators are smelted into Dore bars. The granular activated carbon is kiln regenerated before it is re-circulated back to the CIL section. The CIL plant has an overall design capacity of 3,800 tons of milled ore per day.  The Dore bars are delivered and sold, as required by Zimbabwean law, to Zimbabwe Government-operated Fidelity.

Mineral Resource and Mineral Reserve Calculations

The Technical Report dated December 1, 2014 relating to the Blanket Mine was prepared by Minxcon, in compliance with National Instrument 43-101, the standard of disclosure of mineral projects in Canada. Minxcon is a mining industry consulting company based in South Africa.  Minxcon reviewed the mineral reserve and mineral resource calculation procedures for the Blanket Mine as at August 31, 2014.  Minxcon's mineral resource and mineral reserve estimates are set out in the following tables.

From 2015 Blanket changed its mineral reserve and mineral resource reporting structure to report mineral resources inclusive of all mineral reserves. Accordingly the mineral resource table below includes Blanket Mine's economic proven and probable mineral reserves.

MINERAL RESOURCES – (August 2014)
Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,572,733	3.91	197,606
Indicated Resources	2,478,902	3.77	300,288
Total Measured and Indicated	4,051,635	3.82	497,895
Inferred Resources*	3,344,831	5.11	549,963

Notes:
Mineral Resources are reported inclusive of Mineral Reserves. Prior to the preparation of the Technical Report, Blanket Mine reported resources exclusive of reserves. However, as the mine matured, an increasing proportion of the "reserve" accumulated in pillars which are unlikely to be mined in the immediate future. In order to distinguish between the currently available reserves and pillar blocks which are not immediately available, Blanket Mine's Technical Department has elected to report pillar blocks under the Measured Resource category until they are scheduled in the mine plan.
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

MINERAL RESERVES – (October, 2014)
Mineral Reserve Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	856,005	3.40	93,638
Probable Reserves	2,077,828	3.78	252,758
Total Proven & Probable Reserves	2,933,833	3.67	346,396
Notes:
As noted above, Mineral Reserves are also included in the above table of Mineral Resources.
Reserve estimate is based on a gold price of US$1,250/oz and a cash cost of US$71/tonne milled.
Blanket pay limit (cut-off grade) is 2.03 g/t.
Reserve tonnages have been diluted by 7.5% at zero grade to yield RoM tonnages (delivered to mill).

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.
The above tables use the terms "inferred resources" and "indicated resources."  While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them.  They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resource will ever be upgraded to a higher category.  Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

The full Technical Report can be viewed on the Company's website – www.caledoniamining.com or under the Company's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

Since the calculation of the above resource estimates as at August 31, 2014, the Company has mined 571,580 tonnes with an average recovered gold grade of 3.03 grams per tonne, the majority of which has been from within the reserve blocks to produce 56,162 ounces of gold at a recovery of 93.0%.   An updated internal estimate of Blanket's mineral reserves and resources as at December 31, 2015 has been prepared by Blanket Mine's Technical Department following the standards and procedures required by NI 43‑101. In preparing the Mineral Resource and Mineral Reserve estimates, the following assumptions and modifying factors were applied:
•	a cut-off grade (pay limit) of 2.11 g/t based on a gold price of US$1200/oz was applied for the Mineral Resources;
•	a pay limit of 2.30 g/t based on a gold price of US$1100/oz was applied for Mineral Reserves;
•	tonnages were increased by 7.5% to allow for dilution at zero grade and the grade adjusted accordingly; and
•	a metallurgical recovery of 93% was applied, marginally less than the 4 year historical 93.2% recovered grade.

The Mineral Reserve and Mineral Resource estimates included in this report have been reviewed and approved by Dr. Trevor Pearton, Caledonia's Qualified Person and the results are presented in the following tables:

MINERAL RESOURCES – December 31, 2015
Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,412,100	3.91	177,700
Indicated Resources	3,334,800	4.30	460,700
Total Measured and Indicated	4,746,900	4.18	638,400
Inferred Resources*	2,591,000	5.03	419,000
Notes:
Mineral Resources are reported inclusive of Mineral Reserves (See Note to table of Mineral Resources (August 2014).
Resource estimate is based on a gold price of US$1,200/oz
 Mineral Resources are stated at a 2.11 g/t cut-off.
Tonnages are rounded to the nearest 100 and ounces to the nearest 50.
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

MINERAL RESERVES – December 31, 2015
Mineral Reserve Category	Tonnnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	717,700	3.41	78,640
Probable Reserves	1,912,200	3.56	218,860
Total Proven & Probable Reserves	2,629,900	3.52	297,500
Notes:
Mineral Resources are reported inclusive of Mineral Reserves**.
Reserve estimate is based on a gold price of US$1,100/oz and a cash cost of US$70.30/ tonne milled.
Blanket pay limit (cut-off) is 2.30 g/t.
Reserve tonnages have been diluted by 7.5% at zero grade to yield RoM tonnages (delivered to mill).
Tonnages are rounded to the nearest 100 and ounces to the nearest 50.
Relative to the independent estimate of mineral resources and mineral reserves as at August 31, 2014, the Reserves have decreased by 10% in terms of tonnage.  Resources expressed in terms of tonnage have increased by 17% over the same period.

While Blanket Mine has generally recorded 100% conversion of resources to reserves (past 10 years), this high rate of conversion cannot be assumed to occur in future. Blanket Mine is situated in a country which is widely considered to be politically unstable, and this may impact on the reserve life of the mine which at present is estimated at between 8 and 9 years based on the Revised Investment Plan. However, Blanket Mine is fully indigenized and compliant with all legislation within Zimbabwe and as such is expected to be able to operate within normal business parameters for the foreseeable future.

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Company's Qualified Person as defined by NI 43-101.  Dr. Pearton has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of the Form 20-F to be filed with the SEC.

MINE UNDER CARE AND MAINTENANCE

Eersteling Gold Mining Company Limited

This mine remains under care and maintenance. Interested parties continue to investigate the merits of purchasing the mine and the Company continues to seek a suitable purchaser.

KEY PERFORMANCE FACTORS
Following completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas could produce up to 1,200 tons of ore daily using predominately long-hole open stoping methods. The Revised Investment Plan provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further US$20 million in the period 2018 to 2020.  The increased investment pursuant to the Revised Investment Plan is expected to give rise to an increasing production profile that is expected to result in additional production of approximately 1,900 tons of ore daily, which is expected tom result in gold production of 70-75,000 ounces in 2021, this being in addition to projected gold production in 2021 from current mineral reserves of approximately 6,000 ounces.  The Revised Investment Plan is also expected to improve Blanket's long term operational efficiency, flexibility and sustainability.
A Preliminary Economic Analysis ("PEA") has been prepared in respect of the inferred resources which is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be classified as mineral reserves.  There is no certainty that the PEA will be realized.  The PEA was published on December 2, 2014 and is available on the System for Electronic Data Analysis and Retrieval at www.sedar.com and Caledonia's website (www.caledoniamining.com).
OPERATIONAL REVIEW AND RESULTS OF OPERATIONS
Safety, Health and Environment ("SHE")
The following safety statistics have been recorded for the year and preceding two years.
Classification	2013	2014	2015
Fatal	1	-	1
Lost time injury	12	6	8
Restricted work activity	21	31	31
First aid	8	8	15
Medical aid	10	8	5
Occupational illness	-	-	-
Total	52	53	60
Incidents	52	39	47
Near misses	17	9	14
Disability Injury Frequency Rate	0.745	0.69	0.508
Total Injury Frequency Rate	3.135	3.415	3.403
Man-hours worked (thousands)	3,233	3,201	3,532

Social Investment and Contribution to the Zimbabwean Economy
Blanket's investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket's employees, the payments made to the Gwanda Community Share Ownership Trust ("GCSOT") in terms of Blanket's indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below. Payments to the Zimbabwe Government in 2015 were lower than in previous years due to the lower income tax and royalty payments.

Payments to the Community and the Zimbabwe Government (US$'000's)
	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2013	2,147	2,000	15,354	19,501
Year 2014	35	-	12,319	12,354
Year 2015	58	-	7,376	7,376

Gold Production
Tonnes milled, average grades, recoveries and gold produced during the year and preceding 2 years as well as January 2016 are shown in the table below.
Blanket Mine Production Statistics
	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year 2013	392,320	3.88	93.3	45,530
Year 2014	390,735	3.55	93.4	41,771
Year 2015	440,079	3.25	93.0	42,804
January 2016	40,905	3.20	93.0	3,915

Gold production in fiscal 2015 was 203 ounces above target.

Production Costs
A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Year and preceding 2 years have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:
i.	On-mine Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;
ii.
All-in Sustaining Cost per ounce, which shows the On-mine Cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base  that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce, which shows the All-in Sustaining Cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

Reconciliation of IFRS Production Costs to Non-IFRS cost per Ounce ($'000's unless otherwise indicated)

	2013	2014	2015
Production costs (IFRS)	26,614	27,908	30,019
Less site restoration costs	(147)	(29)	-
Less exploration costs	(280)	(343)	(380)
Less safety costs	(578)	(473)	(551)
Other	1,432	433	1,011
On-mine production costs	27,619	27,969	30,099
Gold Sales (oz)	45,048	42,927	42,943
On-mine cash cost (US$/oz)	613	652	701
Royalties	4,412	3,521	2,455
Permitting costs	135	110	102
Administrative expenses	7,546	7,387	7,622
Less Zambian costs	-	-	(716)
Community costs	(2,000)
Reclamation and remediation of operating sites	107	75	108
Exploration and study costs	85	120	189
Sustaining capital investment	5,653	2,348	4,707
Other	287	54	718
All-in Sustaining cost	43,844	41,584	44,564
Gold sales (oz)	45,048	42,927	42,943
All-in sustaining cost per ounce (US$/oz)	973	969	1,038
Costs not related to current production
Community costs	2,100	-	-
Permitting	106	55	43
Exploration	120	106	95
Capital investment	3,530	3,833	13,486
All-in Costs	49,701	45,578	58,188
Gold Sold (oz)	45,048	42,927	42,943
All-in Costs per ounce (US$/oz)	1,103	1,062	1,355
Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty.
On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance. Blanket did not experience significant inflationary pressure on input costs and the cost per tonne milled in fiscal 2015 was slightly lower than in the comparative years as the fixed cost component of on-mine costs was spread across the increased tonnes milled.  However, the average grade in 2015 was lower than in 2014 which meant that the average on-mine cost per ounce of gold sold increased by 7.5%.
All-in sustaining costs increased by 7.1 per cent in 2015 compared to 2014 due to the increased on-mine costs and a $2,359,000 increase in sustaining capital investment, which added approximately $55 per ounce.
All-in costs include investment in expansion projects which was higher in the year due to the continued investment in Blanket's capital projects.  Investment in expansion projects in 2015 was $13,486,000 (2014: 5,658,000), representing a cost of $305 per ounce of gold sold.
Underground
Caledonia announced the Revised Investment Plan for Blanket Mine on November 3, 2014.  The objectives of the Revised Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a "Tramming Loop" (which was completed in June 2015), the sinking and equipping of the No.6 Winze (which commenced production at the end of Q1 2016) and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters (which is scheduled to commence production in mid-2018).

Ore production in the year was approximately 3% higher than target; the head grade in 2015 was very close to target. Following completion of the Tramming Loop in July 2015, the amount of material that could be transported underground increased and is reflected in the increased tonnes milled in the last two quarters of 2015.  The AR Main and AR south ore bodies provided most of the ore delivered to the plant during 2015.  In December 2015 production commenced from a new section at the Eroica ore body above 750 meters; this area will replace production from the AR South ore body which, as anticipated in the Life of Mine Plan, is expected to be mined out towards the middle of 2016.

Metallurgical Plant

Gold recovery in 2015 was slightly below the target of 93.5% due to the reduced level of free gold in the ores and the lower oxygen concentration in the Carbon-in-Leach tanks which reflects the inefficiency of the oxygen-producing Pressure Swing Absorption ("PSA") plant which is now somewhat old. Management continues to evaluate options to address this matter either by purchasing a replacement PSA plant or adopting an alternative technology.
Work on a Fine Ore bin resumed in the 4th quarter of 2015 and was completed in Quarter 1 of 2016.  The Fine Ore Bin will allow the metallurgical plant to sustain the higher projected throughput with an un-interrupted flow of material from the crushers.
Outlook

Revised Investment Plan to Increase Production
On November 3, 2014 Caledonia announced its Revised Investment Plan and production projections for the Blanket Mine. The objectives of the Revised Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a "Tramming Loop" (completed in June 2015) deepening the No.6 Winze (completed in July 2015) and sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters.  Implementation of the Revised Investment Plan is proceeding on schedule and the Tramming Loop and the sinking of the No. 6 Winze were both completed slightly ahead of target.

The Revised Investment Plan provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further US$20 million in the period 2018 to 2020.  The Revised Investment Plan includes a revised life of mine plan for the Blanket Mine (the "LOM Plan") in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 m Level will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled ('000)	430	460	430	380	230	100	50
Gold production (koz)	42	45	43	39	23	10	6

The new Central Shaft and the deepening of No 6 Winze will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.  In October 2014, Caledonia commissioned Minxcon (Pty) Ltd. ("Minxcon") to complete a scoping level study on the Blanket Mine which comprises an initial extension from below 750 m Level to 1,080 m Level, in the form of a Preliminary Economic Assessment ("PEA"). The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.  Based on the PEA, additional approximate production from current inferred mineral resources (excluding the projected production set out above) may be achieved in the following indicative ranges:

Possible production from inferred mineral resources below 750m (as per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled ('000)	0	35	160	215	390	550	600
Gold production (koz)	0	4-5	20-22	27-30	46-50	63-67	70-75

Canadian regulations do not allow planned production from inferred resources to be added to those from proven and probable reserves for disclosure purposes.

On July 17, 2015 at the request of the Ontario Securities Commission Caledonia filed an updated Technical Report containing a summary of the revised PEA.  The revised PEA considers the expansion project below 750 m as a stand-alone project. The revised PEA thus reflects the Project economics on a stand-alone basis, and the economic analysis is based on an assumed requirement to raise money for the expansion capital expenditures, despite the fact that Caledonia expects to fund those capital expenditures from existing cash and overdraft facilities and cash flow from the existing mine operations.

There is no certainty that the PEA will be realised. The updated Technical Report was authored by Daan van Heerden, Uwe Englemann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon (Pty) Ltd., each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101.

EXPLORATION AND PROJECT DEVELOPMENT
Caledonia's primary exploration activities are focused on the growth and development of Blanket Mine and its satellite properties.
Blanket Exploration

Exploration and evaluation activities on Blanket Mine are targeting the depth extensions of all the known Blanket Mine ore bodies, viz. Blanket 1 Ore Body, Blanket 2 Ore Body, Blanket 4 Ore Body, Blanket Quartz Reef, AR Main, AR South, Eroica and Lima sections. This involves drilling downholes from chambers on 18 and 22 Levels to intersect the depth continuation of these ore bodies.  Drilling re-commenced in November 2015 after a brief stoppage due to the old machines breaking down and to allow for the commissioning of new machines.  3,211 meters were drilled in the 4th Quarter of 2015 compared to 3,790 meters drilled in the previous quarter and a plan of 4,780 meters.   The new drills are performing well: over 2,000 meters were drilled in January 2016 compared to the average monthly rate of less than 700 meters per month in the whole of 2015.

Caledonia has a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into inventory.  Resources that are below the pay limit are reviewed on an annual basis.

Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration, i.e. the Satellite Projects.  Blanket's main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area which, based on past production records, are likely to have the greatest potential.

GG Project

The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of 24 diamond-cored holes totalling 6,360m of drilling.  Two zones of gold mineralization have been established down to a depth of at least 300m, each with a potential strike length of up to 150m. Current activities involve the definition of the extent and characteristics of this mineralization by way of a prospect shaft and level development.

Exploration activities in 2013 and 2014 have resulted in the definition of resource blocks between 90 and 120 m levels as follows.

Resource Category	Tonnage	Width	Au	Au Content	Ounces
	T	m	g/t	kg	oz.
Measured & Indicated Resource	182,301	3.90	4.41	805	25,872
Inferred Resource	110,242	2.73	2.87	316	10,173

In Q1 of 2015 the shaft was deepened to 210 metres, which is planned to be the main production level.  In Q3 of 2015 the shaft was completed to the planned shaft bottom of 245 metres and haulage development resumed on the 210 metre level towards the North Main zone.  Development in the 4th quarter of 2015 exposed 60 meters of payable ore.  It is planned to expose the various mineralized zones between 210 metre Level and 90 metre Level above in order to fully evaluate these resources.  It is intended to construct a pilot plant to treat material from GG in order to develop a commercial treatment process.

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

Underground development on Levels 1 and 2 (60 meters and 90 meters below surface respectively) has confirmed the existence of potentially payable mineralisation on the North Parallel.  Exploration activities in 2013 and 2014 have resulted in the definition of resource blocks on the North Parallel between 60 and 150 m levels and on Mascot Main below 8 Level as follows.

Resource Category	Tonnage	Width	Au	Au Content	Ounces
	t	m	g/t	kg	oz.
Measured & Indicated Resource (North P.)	135,538	2.48	3.74	507	16,288
Inferred Resource (Mascot Main)	69,587	2.53	8.23	573	18,416

During Q1 2015 the mine was completely de-watered and the bottom of the shaft was cleaned to expose the shaft bottom which allows the possibility to deepen the shaft and allow access to the Main Shear at depth which, based on old mine records, has a substantially higher grade than the associated North Parallel and South Shear.

In Q2 of 2015 work started on excavating a cross-cut on the lowest level (8 Level) to create room to drill angled holes into the footwall to explore for downward continuation of the higher grade Mascot Main Reef mineralisation.  This drive was completed in Q3 of 2015 and diamond drilling of four holes was completed, all of which intersected the mineralised zone.  Based on the results of the drilling in the 3rd  quarter of 2015, the development drive was extended by 65 meters so that further drilling can commence in Q1 of 2016 which will target a further extension of the mineralised zone between 12 and 14 Levels. Pending a review of these results and the metallurgical amenability of the ore, the shaft will be deepened a further 150 meters where an extraction level will be established.

GG and Mascot are not covered by the un-interruptible power agreement between Blanket Mine and ZESA.  Accordingly, during the 4th Quarter of 2015 work at GG and Mascot was adversely affected by load-shedding due to the reduced power generation at the Kariba hydro-power plant due to abnormally low water levels in the Kariba Dam.

General Comments

Caledonia's activities are centered on Zimbabwe. Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time.  However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations. All mining and exploration activities are conducted under the various Economic, Mining and Environmental Regulations of the country where the operations are being carried out.  It is always Caledonia's standard that these regulations are complied with by Blanket Mine, otherwise its activities risk being suspended.

C.	Organizational Structure
The Company has the following subsidiaries, all of which are wholly-owned by the Company, (unless otherwise indicated) and whose assets or revenues exceed 10% of the consolidated assets or revenues of the Company:

Subsidiaries of the Company	Country of Incorporation	Percentage held by Company
Caledonia Mining South Africa Proprietary Limited	South Africa	100
Greenstone Management Services Limited	United Kingdom	100
Blanket Mine (1983) (Private) Limited(1)	Zimbabwe	49
(1) Blanket Mine (1983) (Private) Limited does not have any subsidiary companies.

D.	Property, Plant and Equipment
(a) South Africa:

The Eersteling gold mine is indirectly owned by the Company through its ownership of 100% of the shares of Eersteling Gold Mining Company Limited.  Eersteling has been under care and maintenance since September 1997.  Due to the lengthy period of care and maintenance at Eersteling there has been some deterioration in the facilities which will require rehabilitation work before operations could be recommenced.  The underground workings at Eersteling were allowed to flood and will require dewatering before mining access can be resumed.  The Company has no plans to expend further amounts on plant or equipment or to in any way expand or improve the facilities.

(b) Zimbabwe:

The Blanket Mine, in Zimbabwe, which the Company indirectly owns 49% of through its ownership of 49% of the shares of Blanket Mine (1983) (Private) Limited. It is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the Mine.

For a detailed breakdown of the property, plant and equipment refer to note 12 of the Consolidated Financial Statements. The property, plant and equipment of the Group is predominantly held in Zimbabwe and has no encumbrances thereon. As described in item 4B, the implementation of the Revised Investment Plan is expected to increase the Property, plant and equipment of the Group. The Revised Investment Plan is expected to be funded with existing cash and overdraft facilities as well as cash generated from operating activities. The project is expected to be completed in 2021.

ITEM 4A - UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operational Results
Annual Operational Highlights
2015-2014
	Year 2014	Year 2015	Comment
Gold produced (oz)	41,771	42,804	Gold production increased 2015 due to higher tonnes milled, offset by a lower grade.
On-mine cost (US$/oz)(1)	652	701	On-mine costs increased in 2015 due to the lower average grade which outweighed the overall reduction in cost per tonne milled.
All-in Sustaining Cost (US$/oz)(1) ("AISC")	969	1,038	All-in sustaining costs increased in 2015 due to the increased sustaining capital investment in the revised investment plan.
(1)Non-IFRS measures such as "On-Mine Cost per ounce", "All-in Sustaining Cost per ounce" and "average realised gold price" are used throughout this document. For a reconciliation of production cost as calculated in accordance with IFRS to On-mine cost and AISC for fiscal 2015, 2014 and 2013, refer to Item 4B.
2014– 2013
	Year 2013	Year 2014	Comment
Gold produced (oz)	45,530	41,771	Gold production in 2014 was adversely affected by the lower head grade.
On-mine cost (US$/oz)(1)	613	652	On-mine costs for 2014 were higher than 2013 due to lower sales which means that on-mine fixed costs are spread over fewer ounces.
All-in Sustaining Cost (US$/oz)(1) ("AISC")	973	969	AISC decreased due to lower royalties, lower refining charges, lower community costs and lower sustaining capital investment the combined effects of which were reduced by higher administrative costs.

(1) Non-IFRS measures such as "On-Mine Cost per ounce", "All-in Sustaining Cost per ounce" and "average realised gold price" are used throughout this document. For a reconciliation of production cost as calculated in accordance with IFRS to On-mine cost and AISC for fiscal 2015, 2014 and 2013, refer to Item 4B.

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

On Mine cash cost (US$/oz) (1)	570	613	On-mine costs in 2013 were adversely affected by higher labour and electricity costs in 2013 compared to 2012 and also by the higher level of work-in-progress at December 31, 2013.
All-in sustaining cost (US$/oz)(1) ("AISC")	759	973	All-in sustaining costs were adversely affected in Q4 2013 by higher administrative expenses and sustaining capital investment
(1)Non-IFRS measures such as "On-Mine Cost per ounce", "All-in Sustaining Cost per ounce" and "average realised gold price" are used throughout this document. For a reconciliation of production cost as calculated in accordance with IFRS to On-mine cost and AISC for fiscal 2015, 2014 and 2013, refer to Item 4B.
Financial Highlights
2015-2014
	Year 2014	Year 2015	Comment
Gold Sales (oz)	42,927	42,943	Sales in 2015 were little changed from 2014 and reflect a 2.5% increase in production which was offset by increased work in progress.
Average realised gold price (US$/oz) (1)	1,245	1,140	Lower realised gold prices in 2015 primarily due to the lower quoted gold price.
Gross profit ($'m)	18,5	13,1	Gross profit was lower in 2015 due to the lower realised gold price, the effect of which was offset in Q4 of 2015 by higher production and sales, and increased production costs.
Net profit attributable to shareholders ($'m)	4,4	4,7	The effect of lower revenues was outweighed by a foreign exchange gain arising from the devaluation of the South Africa rand against the US dollar and lower taxation.
Adjusted basic earnings per share (cents)(1)	10.4	8.1
Adjusted basic earnings per share excludes impairment charges, foreign exchange profits or losses, indigenisation expenses, deferred taxation and tax adjustments in respect of prior years and the costs of the Zambian operation.

Cash and cash equivalents ($'m)	23,1	10,9	Caledonia's cash is held in Canadian, UK, Zimbabwean and South African banks.
Net cash from operating activities ($'m)	10,9	6,8	Cash flow in 2015 was lower due to the lower realised gold price.
(1)Non-IFRS measures such as "average realised gold price" and "adjusted earnings per share" are used throughout this document. For a reconciliation of Revenue  and Profit/(loss) attributable to owners of the Company, as calculated in accordance with IFRS to average realised gold price and adjusted earnings per share for fiscal 2015, 2014 and 2013, refer below.

2014-2013
	Year 2013	Year 2014	Comment
Gold Sales (oz)	45,048	42,927	Sales in 2014 were lower than 2013 due to lower production gold ounces.
Average realised gold price (US$/oz) (1)	1,402	1,245	Lower realised gold prices in 2014 primarily due to the lower quoted gold price.
Gross profit ($'m)	29,0	18,5	Lower gross profit in 2014 compared to 2013 mainly due to the lower realised gold prices and lower production and sales.
Net (loss)/profit attributable to shareholders ($'m)	(3,0)	4,4	Net loss in 2013 was after an impairment charge in respect of the Nama project in Zambia. Profit for 2014 was adversely affected by lower gold production and the lower realised gold price.
Adjusted basic earnings per share (cents) (1)	27.4	10.4
Adjusted basic earnings per share excludes impairment charges, foreign exchange profits or losses, indigenisation expenses, deferred taxation and tax adjustments in respect of prior years and the costs of the Zambian operation.

Cash and cash equivalents ($'m)	21.9	23,1	Caledonia's cash is held in Canadian, UK, Zimbabwean and South African banks.
Net cash from operating activities ($'m)	12,6	10,9	Cash flow 2014 was lower due to the lower realised gold price and, for the year, the lower number of ounces sold.
(1)Non-IFRS measures such as "average realised gold price" and "adjusted earnings per share" are used throughout this document. For a reconciliation of Revenue  and Profit/(loss) attributable to owners of the Company, as calculated in accordance with IFRS to average realised gold price and adjusted earnings per share for fiscal 2015, 2014 and 2013, refer below.

2013 – 2012
	Year 2012	Year 2013	Comment
Gold Sales (oz)	45,181	45,048	Lower sales in 2013, despite higher production, due to the higher level of work in progress at December 31, 2013 of 1,978 oz.
Average realised gold price (US$/oz) (1)	1,666	1,402	Lower realised gold prices in 2013 were due to the lower quoted gold price.
Gross profit ($'m)	40,9	29,0	Lower gross profit mainly due to the lower realised gold prices.
Net (loss)/profit attributable to shareholders ($'m)	8,7	(3,0)	Net loss in 2013 is after an impairment charge mainly in respect of the Nama Project.
Adjusted basic earnings per share (cents) (1)	49.9	27.4	Adjusted basic earnings per share exclude the impairment charge, foreign exchange profits or losses, indigenisation expenses and deferred taxation.
Cash and cash equivalents ($'m)	28,1	21,9	Caledonia's cash is held in Canadian, UK, Zimbabwean and South African banks.
Net cash from operating activities ($'m)	29,7	12,6	Cash flow 2013 was lower due to the lower realised gold price and, for the year, the lower number of ounces sold the effect of which was reduced by lower tax payments.

(1)Non-IFRS measures such as "average realised gold price" and "adjusted earnings per share" are used throughout this document. For a reconciliation of Revenue  and Profit/(loss) attributable to owners of the Company, as calculated in accordance with IFRS to average realised gold price and adjusted earnings per share for fiscal 2015, 2014 and 2013, refer below.

Average realised gold price per ounce

"Average realised price per ounce" is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles "Average realised price per ounce" to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price to IFRS ($'000's)

	2013	2014	2015
Revenue (IFRS)	63,217	53,513	48,977
Revenues from sales of silver	(78)	(61)	(48)
Revenues from sales of gold	63,139	53,452	48,929
Gold ounces sold (oz)	45,048	42,927	42,943
Average realised gold price per ounce (US$/oz)	1,402	1,245	1,139

Adjusted earnings per share

"Adjusted earnings per share" is a non-IFRS measure which management believes assists investors in understanding the company's underlying performance. The table below reconciles "adjusted earnings per share" to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share to IFRS Profit/(Loss) Attributable to Owners of the Company ($'000's unless otherwise indicated)

	2013	2014	2015
Profit /(loss) attributable to owners of the Company (IFRS)	(2,967)	4,435	4,779
Blanket Mine Employee Trust adjustment (refer note 18 to the Audited Consolidated Financial Statements) Add back/(deduct) amounts attributable to owners of the company in respect of:	158	(48)	(100)
Foreign exchange gain	(2,865)	(1,065)	(2,850)
Indigenisation expenses	2,586	-	-
Asset impairment	13,789	178	-
Deferred tax	2,121	706	2,567
Reversal of withholding tax on dividend in specie	1,486	-	-
Reversal of Zambian G&A office cost	-	896	716
Over-accrual for prior year GMS UK tax	-	-	(871)
Prior year adjustment in respect of South African tax	-	306	(765)
South African tax penalties and interest	-	-	744
Adjusted profit	14,308	5,405	4,220
Weighted average shares in issue (m)	52,117	52,117	52,095
Adjusted EPS (cents)	27.4	10.4	8.1

Indigenisation

Transactions that implemented the Indigenisation of Blanket were completed on September 5th 2012.  Following completion of these transactions Caledonia now owns 49% of Blanket. Caledonia has received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

Investing

During 2015 Caledonia had $18,193,000 (2014: $7,166,000; 2013: $11,396,000) of additions to property, plant and equipment including mineral properties.  Of the amount $18,193,000 (2014: $7,018,000; 2013: $8,801,000) at Blanket, and its satellite properties. The balance of the investment in 2014 and 2013 was spent on the Nama project in Zambia.

Financing

Caledonia financed all its operations using funds and overdraft facilities available and cash generated by its operations.  No equity financing took place in the year and none is currently planned.  Blanket has an unsecured $5 million loan facility in Zimbabwe which is repayable on demand.  At December 31, 2015 $1,688,000 of this facility was used.
Cash and cash equivalents
	2015	2014	2013

Bank balances	12,568	23,082	23,580
Cash and cash equivalents in the statement of financial position	12,568	23,082	23,580
Bank overdraft used for cash management purposes	(1,688)	-	(1,679)
Cash and cash equivalents in the statement of cash flows	10,880	23,082	21.901
The bank overdraft facility of $5 million bears interest at 6.5% below the bank's base rate of 13%. The facility has no covenant requirements. The facility is repayable on demand.
Cash generated from operating activities is analysed in Note 23 to the Consolidated Financial Statements, and was lower in 2015 than in previous years primarily due to the lower average gold price received.
At December 31, 2015, Caledonia's cash was held with banks primarily in the United Kingdom, Canada and in South African accounts.
B.	Liquidity and Capital Resources
An analysis of the sources and uses of Caledonia's cash is set out in the Consolidated Statement of Cash Flows in the Consolidated Financial Statements.  As of December 31, 2015, Caledonia had a working capital surplus of $15,165,000 ($26,771,000-2014; $26,756,000 – 2013).  As of December 31, 2015, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated present value cost of $2,762,000 ($2,484,000 – 2014, $1,470,000 – 2013).  The South African rehabilitation trust held $59,196 on cash deposit as at December 31, 2015.
The Company's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration potential of its mineral properties.
The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any asset retirement obligation and to pursue growth opportunities.  Refer to note 24 of the Consolidated Financial Statements for information on the type of financial instruments used and the maturity profiles thereof.
Caledonia paid its inaugural dividend of Cdn$0.05 per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of Cdn$0.05 per share in April 2013 in respect of the earnings for the year to December 31, 2012.
On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of Cdn$0.06 per share in 2014, split into 4 equal quarterly payments of Cdn$0.015 per share.  The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.

Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States Dollars as $0.01125 per share. A quarterly dividend of $0.01125 per share, or $0.045 per annum per share, represents Caledonia's revised dividend policy.

It is currently envisaged that the existing dividend policy of $0.045 per annum per share will be maintained in 2016.

It is intended that all of the capital investment which will be required to fund the planned growth and development at Blanket Mine over the next 7 years will be funded by Blanket's internal cash flows and debt facilities.
Approval from the Reserve Bank of Zimbabwe is required for the  remittance of dividends declared, repayment of loans and advances from subsidiary companies such as Blanket Mine (1983)(Private) Limited to the Group.   Caledonia has not experienced difficulty in securing the necessary approvals.

C.	Research and development, patents and licences
Not applicable.
D.	Trend Information
Following the completion of the No. 4 Shaft Expansion Project in late 2014, the underground mining areas could produce up to 1,200 tonnes of ore daily using predominately long-hole open stoping methods.  Following the completion of the tramming loop in June 2015, the underground materials handling capacity increased by 200 tonnes per day. As a result of the increased haulage capacity, the tonnes milled in the 3rd and 4th quarters of 2015 were higher than in previous quarters of 2015. Blanket Mine produced 42,804 ounces (41,771: 2014; 45,530: 2013); year-on-year changes in production were due to fluctuation in the realized grade and, in quarters 3 and 4 of 2015, the increased tonnes mined and milled following completion of the Tramming Loop. Blanket Mine is implementing a 7 year Expansion Program to progressively increase gold production from inferred resources to approximately 70-75,000 ounces in 2021, this being in addition to projected production in 2021 from proven and probable mineral reserves of approximately 6,000 ounces. Production in 2014 was lower than in 2014 mainly due to the lower realised grade which fell from 3.88 g/t to 3.55g/t.  Production in 2015 was 2.5% higher than in 2014 due to a 12.6% increase in tonnes milled, following the completion of underground infrastructure work in June 2015, which outweighed a further decline in the realised grade from 3.55g/t to 3.25g/t.

The surplus capacity of the Blanket leach section and crushing and milling plant enables it to immediately treat additional feed material when compatible.  The inflationary environment is subdued and the regulatory environment is subject to unexpected adverse changes.  Nevertheless, Blanket Mine has surplus metallurgical plant capacity and is sufficiently cash flow positive that if the investment climate is acceptable, it could invest in projects with a view to further increase production, thereby helping to maintain downward pressure on the cost per ounce of gold produced at Blanket Mine.

Blanket's ability to meet production targets could be impacted by, amongst other factors, failure to achieve the production targets set, unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves, technical production issues, environmental and industrial accidents and environmental factors.

E.	Off-Balance Sheet Arrangements
As at December 31, 2015, we had not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations
	Payments due by Period – in thousands of US Dollars
	Within 1 Year	1-3 years	3-5 years	More than 5 years	Total
Trade and other payables	6,656	-	-	-	6,656
Asset retirement obligations	-	-	-	2,762	2,762
Capital expenditure commitments (refer note 12 of the Consolidated Financial Statements)	1,376	-	-	-	1,376

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management
The following is a list of our current directors and officers as of December 31, 2015. There are no family relationships between the directors and officers.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Positions held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 30, 2016
James Johnstone (2)(4)(6)(7) Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of several of its subsidiary companies.	1997	28,000
Steven Curtis (5)(7) President, Chief Executive Officer & Director Johannesburg, South Africa	Financial Director Avery Dennison SA (Pty) Ltd. until March 2006. Since then, VP Finance, Chief Financial Officer and Director of the Company and Director of certain of its subsidiary companies.	Director since 2008 President and Chief Executive since 2014	365,000
Leigh Wilson(1)(2)(3)(4)(7) Director Stuart, Florida, USA	Chairman of the Victory Portfolios Winston Maritime LLC FundVantage Trust Stella and Hack Wilson Family Foundation	2012	72,500
John Kelly(1)(2)(3)(7) Director New Canaan, Connecticut	Partner at Endgate Commodities LLC, Member of CrossRoad LLC, Director of Liquidnet Europe Ltd, Officer of Liquidnet Holdings, Inc.	2012	57,465
Johan Holtzhausen(1)(2)(4)(5)(6)(7) Director, Cape Town, South Africa	Business consultant and ex Audit partner of KPMG Inc. Director of DRDGOLD Limited and First Food Brands Limited. Strategic Partners In Tourism NPC and Tourism Micro Enterprises Support Fund NPC	2013	Nil

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Positions held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 30, 2016
Dana Roets(6)(7) Chief Operating Officer Johannesburg, South Africa	VP and Head of Operations at Kloof Gold Mine. More recently, Dana was the COO at Great Basin Gold which had gold mining operations in the United States of America and South Africa.	2013	Nil
Mark Learmonth(5)(7) VP Finance, Chief Financial Officer & Director Johannesburg, South Africa	Vice-President of the Company focused on financial reporting, investor and shareholder relations and corporate development. Former Vice-President Business Development, of the Company	Director since 2015 Vice-President, Business Development since 2008	224,230
Trevor Pearton(5)(6)(7) Vice-President Exploration Johannesburg, South Africa	Vice-President of the Company acting as Exploration Manager of the Company and its subsidiaries	2004	Nil
David Henderson (6) Director Oakville, Ontario, Canada	A principal of Dyad Corporation providing project management services to various mining clients	2015	17,200

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

Between March 2008 and October 2008, Mr. Wilson was an Independent Non-Executive Director of Caledonia.
John Kelly - Director
Mr. John Lawson Kelly has over 35 years of experience in the financial services industry in the U.S.A and international markets including emerging markets in Asia.  Mr. Kelly is currently partner at EndGate Commodities LLC, CrossRoad LLC, and is an Independent Trustee of the Victory Funds.
Within the last five years Mr. Kelly has been an officer of Liquidnet Holdings, Inc. and a director of Liquidnet Europe Ltd.  Mr. Kelly is a graduate of Yale University and the Yale School of Management.
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

Dana Roets – Chief Operating Officer

Dana Roets is a qualified Mining Engineer and holds a B.Sc. Mining Engineering degree from Pretoria University (1986) and an MBA from the University of Cape Town (1995). Dana is a South African national with over 24 years of operational and managerial experience in the South African gold and platinum industry. He started his career with Gold Fields at the St Helena Gold Mine as a graduate trainee and progressed via various operational roles from being an underground shift boss to become Vice President and Head of Operations at Kloof Gold Mine in January 1999 at which time Kloof produced over 1,000,000 ounces of gold per annum. More recently, Dana was the COO at Great Basin Gold which had gold mining operations in the United States of America and South Africa. Dana Roets is located at Caledonia's Africa office in Johannesburg, South Africa.

Dr. Trevor Pearton - B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A – Vice President Exploration

Dr. Pearton has worked for Caledonia since 2001.  During the time, he was responsible for the establishment and management of the resource bases at the Blanket Mine (operating) and the Barbrook and Eersteling Mines (now under care and maintenance) and the assessment of the Nama project in Zambia. This work resulted in the identification of the Nama copper target and was followed up by the 2009 to 2012 exploration program which identified a large low-grade copper deposit (uneconomic in the current market).  Prior to joining Caledonia, Dr. Pearton worked for a number of financial institutions in South Africa as a highly rated gold analyst, as well as consulting to a number of mining companies.  He graduated from the University of the Witwatersrand with a BSc Eng. (Mining Geology) and was awarded a PhD in Geology for research into Archaean gold and antimony deposits (Witwatersrand University). He is a registered professional with the South African Council for Natural Scientific Professions and is Caledonia's Qualified Person (QP) for all technical disclosures. He is a member of the Geological Society of South Africa; elected a Fellow of the Society in 2004, a member of the South African Institute for Mining and Metallurgy and a member of the Witwatersrand University Mining Engineers Association.

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

Mr. Learmonth was appointed Vice-President Finance and Chief Financial Officer of the Company in Dec 2014.

David Henderson – Director

Mr. David Henderson is a senior mining specialist with a B.Sc.(Eng.) and an MBA from Queen's University in Kingston, Ontario.  He has over 40 years of solid background in all aspects of the industry including project management, consulting, operations management and corporate planning, with particular emphasis on the preparation of mine feasibility studies as well as mine construction and operation in remote locations.  A project manager, with hands-on technical expertise, whose engineering background includes the planning, development and operation of gold and base metal operations in Canada, U.S.A., South America, Europe, Africa and Eastern Russia.

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B.	Compensation
Summary Compensation Table
Name and principal position	Year	Salary ($)	Share based awards ($)	Option-based awards	Non‑equity incentive plan compensation ($)		Pension value ($)	All other compensation	Total compensation $
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual incentive plans (f1)	Long‑term incentive plans (f2)
Steve Curtis Chief Executive Officer	2015 2014 2013	428,637 410,085 319,117	- - -	- - -	- 60,012 51,990	- - -	- - -	(1)180,255 40,758 33,980	608,892 510,855 405,087
Dana Roets Chief Operating Officer	2015 2014 2013	418,182 400,083 115,859	- - -	- - -	- 60,012 10,004	- - -	- - -	(1)138,000 - -	556,182 460,095 125,863
Mark Learmonth Chief Financial Officer	2015 2014 2013	360,000 275,057 174,687	- - -	- - -	- 60,012 24,955	- - -	- - -	(1)154,000 - -	514,000 335,069 199,642
Caxton Mangezi General Manager and Director of the Blanket Mine	2015 2014 2013	348,400 335,069 295,457	- - -	- - -	- 27,922 43,400	- - -	- - -	(1)190,002 10,002 10,833	538,402 372,993 349,690
Trevor Pearton VP Exploration	2015 2014 2013	224,773 215,045 156,994	- - -	- - -	- 17,921 13,475	- - -	- - -	(1)18,656 - -	243,429 232,966 170,469

(1)	Bonuses paid to Directors and key management (Refer note 27 of the Consolidated Financial Statements)

A director fee of $45,000 is paid to each non-executive director per annum from January 1, 2016. The fee was revised from Cdn$45,000 paid annually to each non-executive Director.

The Company has a Stock Option Plan pursuant to which it grants options to directors, offices and key employees from time to time.  The numbers of shares covered by the various options granted are determined by the Company's Compensation Committee subject to approval by the Board of Directors.  The share option plan was revised during 2015 as detailed in note 27 of the Consolidated Financial Statements.

Caledonia does not have a pension, retirement or similar benefits scheme for Directors.

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

The following persons comprise the following committees:

Audit	Compensation	Governance	Nominating	Disclosure
J Holtzhausen	L Wilson	L Wilson	L Wilson	M Learmonth
L Wilson	J Kelly	J Kelly	J Holtzhausen	S R Curtis
J Kelly	J Holtzhausen		J Johnstone	J Holtzhausen
	J Johnstone			T Pearton

Technical	Strategic	Life of Mine
J Johnstone	L Wilson	L Wilson
J Holtzhausen	J Kelly	J Johnstone
D Roets	S R Curtis	J Holtzhausen
T Pearton	M Learmonth
D Henderson	D Roets
T Pearton
J Holtzhausen J Johnstone

Terms of reference of the Audit Committee are given in the Charter of the Audit Committee.  The Charters of Company Committees are available on the Company's website or, on request, from the Company's offices listed in this report.

The Company's Audit Committee is comprised of the following Directors (i) Johan Holtzhausen (Chair), (ii) Leigh Alan Wilson, and (iii) John Lawson Kelly.  Each member of the Audit Committee is considered independent as defined under NI 52-110 and as defined pursuant to Section 803 of the NYSE MKT Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under National Instrument 52-110 Audit Committees.  The SEC has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

D.	Employees
The average, approximate number of employees, their categories and geographic location for each of the last 5 years are summarized in the table below:

Geographic Location and Number of Employees:
Employee Location	2011	2012	2013	2014	2015
Total Employees
South Africa (African Office)	10	10	13	14	14
Zimbabwe – approx.(i)	856	860	1,028	1,007	1,157
South Africa (Mine Security and Operations and Exploration)	1	1	1	1	1
Zambia (Head Office and Security)	8	8	8	6	-
Total Employees at all Locations	875	879	1,050	1,028	1,172

(i) the number of employees in Zimbabwe varies slightly from month-to-month.

Management and Administration:
Employee Locations:	2011	2012	2013	2014	2015
Zimbabwe	30	32	32	36	37
South Africa (African Office)	7	7	12	12	12
South Africa (Exploration and Operations)	2	2	1	1	1
Zambia (Head Office and Security)	4	4	4	4	-
Total Management and Administration	43	45	49	53	50

E.	Share Ownership
(a) The direct and indirect shareholdings of the Company's Directors and Officers as at March 30, 2016 were as follows:

	Number of shares	Percentage share holding
L Wilson	72,500	0.14%
J Johnstone	28,000	0.05%
S Curtis	365,000	0.70%
M Learmonth	224,230	0.43%
J. Kelly	57,465	0.11%
D Roets	Nil	-
J Holtzhausen	Nil	-
T. Pearton	Nil	-
D. Henderson	17,200	0.03%
Total	764,895	1.46%

All of the shares held by the Directors are voting common shares and do not have any different voting or other rights than the other outstanding common shares of the Company.

As at March 30, 2016, the Directors and Officers, collectively, owned 764,895 Common Shares, being approximately 1.46% of the issued Common Shares.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.

(b)	Share purchase options outstanding as of March 30, 2016:

Name	Exercise Price Cdn	Expiry Date	Number of Options
J Johnstone	0.90	September 10, 2017	40,000
J Johnstone	1.30	January 31, 2016	160,000
L Wilson	0.90	September 10, 2017	90,000
C Jonsson	0.90	September 10, 2017	40,000
C Jonsson	1.30	January 31, 2016	160,000
J Liswaniso	0.90	September 10, 2017	7,500
J Liswaniso	1.30	January 31, 2016	10,000
M Learmonth	0.90	September 10, 2017	89,020
M Learmonth	1.30	January 31, 2016	150,000
A Lawson	0.90	September 10, 2017	3,000
A Lawson	1.30	January 31, 2016	7,500
T Pearton	0.90	September 10, 2017	25,000
T Pearton	1.30	January 31, 2016	25,000
SR Curtis	0.90	September 10, 2017	55,000

SR Curtis	1.30	January 31, 2016	250,000
R Babensee	0.90	September 10, 2017	40,000
R Babensee	1.30	January 31, 2016	175,000
C Mangezi	0.90	September 10, 2017	100,000
C Mangezi	1.30	January 31, 2016	200,000
P Dell	0.90	September 10, 2017	3,000
P Dell	1.30	January 31, 2016	7,500
P Human	0.90	September 10, 2017	5,000
P Human	1.30	January 31, 2016	10,000
S Smith	0.90	September 10, 2017	2,400
S Smith	1.30	January 31, 2016	6,000
J Kelly	0.90	September 10, 2017	90,000
R Patricio	0.90	September 10, 2017	90,000
D Roets	0.72	November 21, 2018	100,000
J Holtzhausen	0.72	November 21, 2018	90,000
D Henderson	0.74	December 21, 2020	90,000
DSA Corporate Services	0.80	October 7, 2020	25,000
TOTAL			2,145,920

In terms of the approved plan, the expiry of the options that expire in a closed period will be extended by 10 days from the cessation of the closed period. The options with an expiry date of January 31, 2016 will expire on April 2, 2016.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders
To the best of Caledonia's knowledge, as of December 31, 2015 there was one shareholder that beneficially owned, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia, Allan Gray, a South African investment trust/fund manager, which owns 7,039,500 ordinary shares of the Company, representing 13.5% of the current issued share capital of the Company.

The only shares issued by Caledonia are common shares.  All shareholders have the same voting rights as all other shareholders of Caledonia.

To the best of the knowledge of Caledonia, based on information in its Share Register on March 4, 2016, the portion of the common shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Issued Shares
USA	21,309,828	40.92%
Canada	17,639,280	33.87%
United Kingdom	13,098,711	25.15%
Other	31,089	0.06%
	52,078,908	100%

Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

The foregoing information in this paragraph is based exclusively on information with respect to recorded shareholders in the Company's shareholders register.  The Company does not have actual information available as to who may be the beneficial owners of the Company's issued shares and, specifically, does not know the identity of the beneficial owners of the shares who are registered in two large intermediaries.

B.	Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows presented in $'000:

	2015	2014	2013
Key management salaries and bonuses	(1)2,452	1,781	1,482
Share-based payments	24	-	35
	2,476	1,781	1,517

(1) Of this amount $482,000 was outstanding at December 31, 2015.

Employees, officers, directors, consultants and other service providers also participate in the Caledonia's share option program (see note 20 of the Consolidated Financial Statements). Group entities of Caledonia are set out in note 28 of the Consolidated Financial Statements. As at year end 1,739,020 (2014:1,584,520; 2013 2,114,520) share options related to directors and key management. The share option plan is filed as exhibit 4.1 to the Form 20F.

		Transactions during the year
	Note	2015	2014	2013
Management contract fees, allowances and bonus paid or accrued to a company for management services provided by the Company's former President and Chief Executive Officer.	(i)	-	850	715
Rent for office premises paid to a company owned by members of the former Chief Executive Officer's family.	(ii)	40	129	37
Legal fees and disbursements		-	-	85
Directors fees		191	298	280

(i) On July 15, 2014 Caledonia served a six month notice to Epicure Overseas S.A. for the termination of the contract between Caledonia and Epicure for the provision of the services of Mr. Stefan Hayden, who was at that time Caledonia's President and Chief Executive Officer ("CEO").  Negotiations for alternative arrangements to secure the continued services of Mr. Hayden as President and CEO failed to reach agreement.  Accordingly, on November 18, 2014 Mr. Hayden stepped down as President and CEO and on December 6, 2014, Mr. Hayden resigned as a director of Caledonia.  No payments other than the contractual payments that were due to Epicure Overseas SA for the provision of the services of Mr. Hayden during the notice period were made.

(ii) The contract expired on September 2015.

As at December 31, 2016 employee contracts between Caledonia Mining South Africa Proprietary Limited and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years' compensation.  If this was triggered as at December 31, 2015 the severance payment would have amounted to $3,578,000 (2014: $3,611,000; 2013: Nil). A change in control would constitute:

•	the acquisition of more than 50% of the common shares; or
•	the acquisition of right to exercise the majority of the voting rights of common shares; or
•	the acquisition of the right to appoint the majority of the board of directors; or
•	the acquisition of more than 50% of the assets; of
Caledonia Mining South Africa Proprietary Limited or Caledonia Mining Corporation.

C.	Interests of Experts and Counsel
Not Applicable.

ITEM 8 - FINANCIAL INFORMATION
A.	Consolidated Statements and Other Financial Information
This Annual Report contains the audited Consolidated Financial Statements which comprise the consolidated statements of financial position as at December 31, 2015, December 31, 2014 and January 1, 2014, the consolidated statements of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the years ended December 31, 2015, December 31, 2014 and December 31, 2013.
Reference is made to page 63 where the financial statements are filed as part of this annual report on pages F1 – F63

Dividend Policy

On November 25, 2013 Caledonia announced a revised dividend policy in terms of which it paid a dividend of Cdn$0.06 per share in 2014, split into 4 equal quarterly payments of Cdn$0.015 per share.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.
Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States Dollars as $0.01125 per share. A quarterly dividend of $0.01125 per share, or $0.045 per annum per share, represents Caledonia's revised dividend policy. It is currently envisaged that the existing dividend policy of Cdn$0.045 per annum per share, will be maintained in 2016.

There are currently no restrictions on the Company which would prevent it from paying dividends.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of, during the financial year ended December 31, 2015 nor are there any such proceedings known to us to be contemplated, which would materially impact our financial position or ability to continue as a going concern.

During the twelve-month period ended December 31, 2015, there were no (i) penalties or sanctions imposed against  us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us  that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements  we entered into before a court relating to securities legislation or with a securities regulatory authority.

B.	Significant Changes
We have not experienced any significant changes since the date of the financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING
A.	Offering and Listing Details
The Common Shares of the Company have been quoted for trading in the U.S. on the OTCQX under "CALVF" since October 2011, and on the AIM Market in London under "CMCL" since June 27, 2005.  The principal marketplace for the Company is the listing of the Common Shares on the Toronto Stock Exchange under symbol "CAL".  During the year ended December 31, 2015, 5,164,800 Common Shares were traded on the Toronto Stock Exchange at prices that ranged between a high of Cdn$0.96 and a low of Cdn$0.62 per Common Share.

The high and low market prices expressed in Canadian dollar on the Toronto Stock Exchange for our Common Shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years:
	TSX Exchange (Canadian Dollars)
Last Six Months	High	Low
March 2016 (up to 17 March)	0.91	0.86
February 2016	0.94	0.84
January 2016	0.85	0.79
December 2015	0.81	0.66
November 2015	0.82	0.74
October 2015	0.84	0.72
September 2015	0.77	0.70

2015	High	Low
Fourth Quarter ended December 31, 2015	0.84	0.67
Third Quarter ended September 31, 2015	0.96	0.70
Second Quarter ended June 30, 2015	0.95	0.66
First Quarter ended March 31, 2015	0.75	0.62

2014	High	Low
Fourth Quarter ended December 31, 2014	0.81	0.77
Third Quarter ended September 31, 2014	1.10	1.07
Second Quarter ended June 30, 2014	0.87	0.85
First Quarter ended March 31, 2014	0.80	0.77

2013	High	Low
Fourth Quarter ended December 31, 2013	0.82	0.67
Third Quarter ended September 31, 2013	0.98	0.74
Second Quarter ended June 30, 2013	1.20	1.15
First Quarter ended March 31, 2013	1.40	0.95

Last Five Fiscal Years	High	Low
2015	0.96	0.62
2014	0.90	0.86
2013	1.40	0.67
2012	1.25	0.60
2011	1.45	0.65

The high and low market prices expressed in United States dollar on the OTCQX for our Common Shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years

	OTCQX (United States Dollar)
Last Six Months	High	Low
March 2016 (up to 29 March)	0.72	0.65
February 2016	0.69	0.60
January 2016	0.61	0.54
December 2015	0.60	0.49
November 2015	0.62	0.56
October 2015	0.66	0.56
September 2015	0.59	0.53

2015	High	Low
Fourth Quarter ended December 31, 2015	0.66	0.49
Third Quarter ended September 31, 2015	0.76	0.53
Second Quarter ended June 30, 2015	0.79	0.52
First Quarter ended March 31, 2015	0.63	0.51

2014	High	Low
Fourth Quarter ended December 31, 2014	0.71	0.56
Third Quarter ended September 31, 2014	1.01	0.98
Second Quarter ended June 30, 2014	0.80	0.78
First Quarter ended March 31, 2014	0.73	0.70

2013	High	Low
Fourth Quarter ended December 31, 2013	0.85	0.65
Third Quarter ended September 31, 2013	0.94	0.68

Second Quarter ended June 30, 2013	1.21	1.20
First Quarter ended March 31, 2013	1.35	0.95

Last Five Fiscal Years	High	Low
2015	0.79	0.49
2014	0.81	0.78
2013	1.45	0.65
2012	1.25	0.65
2011	1.58	0.63

The high and low market prices expressed in Pounds Sterling on the AIM for our Common Shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years.

	AIM (Pound Sterling)
Last Six Months	High	Low
March 2016 (up to 29 March)	0.49	0.47
February 2016	0.47	0.41
January 2016	0.52	0.37
December 2015	0.42	0.37
November 2015	0.41	0.40
October 2015	0.44	0.37
September 2015	0.38	0.37

2015	High	Low
Fourth Quarter ended December 31, 2015	0.44	0.37
Third Quarter ended September 31, 2015	0.49	0.36
Second Quarter ended June 30, 2015	0.48	0.34
First Quarter ended March 31, 2015	0.38	0.33

2014	High	Low
Fourth Quarter ended December 31, 2014	0.49	0.30
Third Quarter ended September 31, 2014	0.50	0.42
Second Quarter ended June 30, 2014	0.42	0.35
First Quarter ended March 31, 2014	0.38	0.27

2013	High	Low
Fourth Quarter ended December 31, 2013	0.38	0.34
Third Quarter ended September 31, 2013	0.47	0.38
Second Quarter ended June 30, 2013	0.70	0.47
First Quarter ended March 31, 2013	0.66	0.45

Last Five Fiscal Years	High	Low
2015	0.49	0.33
2014	0.50	0.27
2013	0.70	0.34
2012	0.63	0.33
2011	0.69	0.35

ITEM 10 - ADDITIONAL INFORMATION
A.	Share Capital
Not Applicable.
B.	Articles of Association
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

Place of Incorporation and Purpose
The Company was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies.  It was registered in terms of the Canada Business Corporations Act (the "CBCA"). The company re-domiciled to Jersey effective March 21, 2016 through a process called continuance. The Continuance has no effect on the Company's existing listings in Toronto and on AIM in London, or the trading facility on the OTCQX in the USA and the company's shares will continue to be traded on these listing and trading platforms after the continuance is completed.

Articles of Association
At a special Meeting of Shareholders held on February 18, 2016, Caledonia's shareholders voted in favor of a resolution to approve the continuance of the company from Canada to Jersey Channel Islands. This resolution, inter alia, included provisions to replace Caledonia's by-laws with a new Articles of Association. The Company's Articles of Association do not place any restrictions on the Company's business. The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares. As of March 30, 2016 52,173,908 Common Shares were issued and outstanding and there were no preference shares issued or outstanding.

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

No preference shares are currently issued and outstanding. Preference shares may be issued from time to time in one or more series composed of such number of shares with such preference, deferred or other special rights, privileges, restrictions and conditions as fixed before such issuance by a resolution passed by the directors and confirmed and declared by articles of amendment.  The preference shares shall be entitled to preference over Common Shares in respect of the payment of dividends and shall have priority over the Common Shares in the event of a distribution of residual assets of the Company in the event of a liquidation, dissolution or windup of the Company. Please see Exhibit 1.1 for details in respect of the rights, privileges, restrictions and conditions attaching to the Common Shares and Preferred Shares. The rights attaching to the Common Shares and the Preferred Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Meetings of Shareholders
The Articles of Association requires the Company to call an annual shareholders' meeting within 13 months after holding the last preceding annual meeting and permits the Company to call a special shareholders' meeting at any time. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 60 days prior to the date of any annual or special shareholders' meeting. These materials also are filed with Canadian securities regulatory authorities. The Company's Articles of Association provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 5% of the Company's issued shares carrying the right to vote at the meeting is required to transact business at a shareholders' meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and special shareholders' meetings.

Limitations on the Right to Own Securities
There are no limitations on the rights to own securities.
Limitations on Restructuring
There is no provision in our Articles of Association that would have the effect of placing any limitations on any corporate restructuring in addition to what would otherwise be required by applicable law.

Disclosure of Share Ownership
The Articles of Association that were adopted pursuant to the continuance permits the company to give a disclosure notice to any person that the Company has reasonable cause to believe is/was interested in the Company's shares within the preceding three years; such notice may require the person to inform the Company whether that person holds/has held an interest in the Company's shares. The Articles of Association also incorporates by reference certain of the disclosure and transparency rules ("DTR") published by the UK's Financial Conduct Authority ("FCA"). The DTR include, inter alia, a requirement that a shareholder must notify the Company of the percentage of its voting rights (held directly and indirectly) if the percentage of those voting rights reaches, exceeds or falls below 3%, of the Company's issued voting securities and each 1% threshold above 3%.

C.	Material Contracts
We enter into various contracts in the normal course of business.  However, there are no material contracts outside of the normal course of business to report here.

D.	Exchange Controls
There are no governmental laws, decrees or regulations existing in Jersey (where Caledonia is incorporated), which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities.  Nor does Jersey have foreign exchange currency controls.  Exchange control approvals from the Reserve Bank of Zimbabwe are required on the flow of funds in and out of Zimbabwe; Caledonia has not encountered difficulty in obtaining all of its required approvals.

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
No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that:  (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act"); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.
If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners).  This summary does not address the tax consequences to any such owner.  Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares
The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules."
Taxation of Distributions
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Sale or Other Taxable Disposition of Common Shares" below).  However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income.  Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction".  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the Common Shares are readily tradable on a United States securities market dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of Common Shares
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.
Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules
If the Company were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares.  The Company believes that it was not a PFIC for the tax year ended December 31, 2015. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.
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
The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets.  "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.
If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to "excess distributions" made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.
While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.
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

Additional Considerations
Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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
Not Applicable.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Company's Audit Committee oversees management's compliance with the Company's financial risk management policy.

The fair value of the Company's financial instruments approximates their carrying value unless otherwise noted.  The types of risk exposure and the way in which such exposures are managed are as follows:

A.	Currency Risk
As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollar in the Consolidated Financial Statements.
The fluctuation of the US dollar in relation to other functional currencies of entities within the Company will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and liabilities and the amount of shareholders' equity.
As noted below, the Company has certain financial assets and liabilities denominated in currencies other than the reporting currency. The Company does not use any derivative instruments to reduce its foreign currency risk.
To reduce exposure to currency transaction risk, the Company maintains cash and cash equivalents in the currencies used by the Company to meet short‐term liquidity requirements.
Below is a summary of the assets and liabilities denominated in a currency other than the US dollar that would be affected by changes in exchange rates relative to the US dollar for reporting purposes. The values are the US dollar equivalent of the respective asset or liability that is denominated in Canadian dollars or South African rands.

	December 31, 2015	December 31, 2014	January 1, 2014

Cash and cash equivalents	132	470	416
Trade and other receivables	566	83	1
Trade and other payables	510	575	648

Sensitivity analysis

As a result of the Company 's monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates net monetary assets/(liabilities) in the Company that have a different functional currency and foreign currency. Amounts are indicated before elimination of intergroup balances.

	2015 USD'000		2014 USD'000		2013 USD'000
	Functional currency		Functional currency		Functional currency
	ZAR	CAD	ZAR	CAD	ZAR	CAD
Cash and cash equivalents	3,874	5,483	10,514	553	8,197	1,594
Trade and other payables	-	-	-	-	-	-
Intercompany balances*	(27,650)	44,390	(30,320)	48,484	(31,079)	57,207
	(23,776)	49,873	(19,806)	49,037	(22,882)	58,801

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss before tax for the Company:

	2015 USD'000		2014 USD'000		2013 USD'000
	Functional currency		Functional currency		Functional currency
	ZAR	CAD	ZAR	CAD	ZAR	CAD
Cash and cash equivalents	194	274	526	28	410	80
Trade and other payables	-	-		-	-	-
Intercompany balances*	(1,382)	2,219	(1,516)	2,424	(1,554)	2,860

* These intercompany balances represent the exposure to foreign currency risk between functional currencies and foreign currencies at a subsidiary level. These balances eliminates on consolidation.

B.	Interest Rate Risk
The Company has no significant exposure to interest rate risk.

C.	Concentration of Credit Risk
Credit risk is the risk of a financial loss to the Company if a gold sales customer fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. No funds were outstanding at December 31, 2015, for bullion delivered. VAT receivables from the South African Revenue Services and Zimbabwe Revenue Authority was received after December 31, 2015.

D.	Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is always sufficient capital to meet its estimated cash requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

E.	Commodity Price Risk
The value of the Company's mineral resource properties is related to the price of gold and the outlook for these minerals. In addition, adverse changes in the price of certain key or high cost operating consumables can significantly impair the Company's cash flows.

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

In February 2016, the Company announced it had entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protects the Company if the gold price falls below $1,050 per ounce but gives Caledonia full participation if the price of gold exceeds $1,079 per ounce.  Blanket continues to sell all of its gold production to Fidelity Printers and Refiners Ltd ("Fidelity"), as required by Zimbabwean legislation, and receives the spot price of gold less an early settlement discount of 1.25%.  The maximum cost of the hedge to Caledonia is $435,000..

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES
Not Applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable.

ITEM 15 - CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, and assessed the design of the Company's internal control over financial reporting as of December 31, 2015.  As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our Chief Executive Officer, we have evaluated our disclosure controls and procedures as of December 31, 2015, and we have concluded our disclosure controls and procedures were effective as at December 31, 2015.

B. Management's annual report on internal control over financial reporting ("ICOFR")
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting has been designed to provide reasonable assurance with respect to the reliability of financial reporting and the presentation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.
As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2015. In making their assessment, Management used the control objectives established in the 1992 Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework over Financial Reporting. Based upon that assessment, Management concluded that the Company's internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2015.

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
There were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT
Caledonia's Board of Directors has determined, as at March 30, 2016 that the three members of its Audit Committee are considered independent as defined under NI 52-110 and as defined pursuant to Section 803 of the NYSE MKT Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under National Instrument 52-110 Audit Committees and one of the members can be considered to be an expert.  The financial expert serving on the audit committee is Mr. Johan Holtzhausen.  Mr. Holtzhausen and Messrs., J. Kelly and L. Wilson are all independent directors under the applicable rules.

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

The registrant has filed a copy of this code of ethics that applies to the registrant's Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions.  The code of ethics has not been amended.

The text of this code of ethics has been posted on the Company website. (www.caledoniamining.com)

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the audit service fees billed by our current external auditors, unless stated otherwise, for the years indicated:

	2015(1)	2014(1)	2013(1)
Audit fees	181,652	276,824	266,990
Audit – related fees	-	-	31,068
Tax fees (2)	181950	56,414	1,456
All other fees	-	-	-
TOTAL	363,602	333,238	299,514

Notes:
(1)
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
Not Applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable.

ITEM 16F - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G - CORPORATE GOVERNANCE
Not Applicable.

ITEM 16H - MINE SAFETY DISCLOSURE
Not Applicable.

ITEM 17 - FINANCIAL STATEMENTS
See Item 18.
ITEM 18 - FINANCIAL STATEMENTS
The financial statements and schedules appear on pages F-1 through F-63 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board of Directors include:

Consolidated Statements of Profit and loss and other Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

All the above statements are available on the Company's website – www.caledoniamining.com or under the Company's profile on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com

ITEM 19 – EXHIBITS
Financial Statements

Description	Page

Financial Statements and Notes	F1- F63

Exhibit List

Exhibit No.	Name
1.1	Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F filed with the SEC on March 31, 2015)
4.1	Stock Option Plan (revised 2015) (incorporated herein by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 20-F filed with the SEC on March 31, 2015)
4.2	Employment contracts/executive employment agreements
8.1	List of Caledonia Mining Corporation Plc group entities
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1
Independent Technical Report and PEA on the Blanket Mine Property in Zimbabwe(incorporated herein by reference to Exhibit 15.1 to the Registrant's Annual Report on Form 20-F filed with the SEC on March 31, 2015)

15.2	Property and Claims Information Blanket (incorporated herein by reference to Exhibit 15.2 to the Registrant's Annual Report on Form 20-F filed with the SEC on March 31, 2015)
15.3	Shareholder Rights Plan (incorporated herein by reference to Exhibit 15.3 to the Registrant's Annual Report on Form 20-F filed with the SEC on March 31, 2015)
15.4	Share Subscription Agreements – Blanket Mine (incorporated herein by reference to Exhibit 15.4 to the Registrant's Annual Report on Form 20-F filed with the SEC on March 31, 2015)

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders Shareholders
Caledonia Mining Corporation Plc

We have audited the accompanying consolidated statements of financial position of Caledonia Mining Corporation Plc ("the Company") as of December 31, 2015 and December 31, 2014 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Caledonia Mining Corporation Plc as of December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for each of the years in the three‑year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
As discussed in Note 2(iii) to the consolidated financial statements, the Company has retrospectively changed its presentation currency in the consolidated financial statements from the Canadian dollar to the United States dollar, which included the presentation of the consolidated statement of financial position as of January 1, 2014.

(Signed) KPMG Inc.

85 Empire Road
Parktown
 Johannesburg
South Africa
 March 30, 2016

F1

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income
(In thousands of United States Dollars, unless indicated otherwise)
For the years ended December 31	Note	2015	* 2014	* 2013

Revenue		48,977	53,513	63,217
Less: Royalties		(2,455)	(3,522)	(4,412)
Production costs	8	(30,019)	(27,908)	(26,614)
Depreciation		(3,322)	(3,540)	(3,181)
Gross profit		13,181	18,543	29,010
Other income		110	25	-
Administrative expenses	9	(7,622)	(7,387)	(7,546)
Share-based payment expense	20	(24)	-	(66)
Net foreign exchange gain		2,850	1,065	1,628
Impairment	12	-	(178)	(13,789)
Operating profit		8,495	12,068	9,237
Finance income	10	1	14	23
Finance cost	10	(536)	(154)	(128)
Net finance costs		(535)	(140)	(105)
Profit before tax		7,960	11,928	9,132
Tax expense	11	(2,370)	(5,982)	(9,609)
Profit for the year		5,590	5,946	(477)
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		(3,291)	(685)	(1,567)
Tax on other comprehensive income	11	199	111	-
Total comprehensive income for the year		2,498	5,372	(2,044)

Profit attributable to:
Owners of the Company		4,779	4,435	(2,967)
Non-controlling interests		811	1,511	2,490
Profit for the year		5,590	5,946	(477)
Total comprehensive income attributable to:
Owners of the Company		1,687	3,861	(4,534)
Non-controlling interests		811	1,511	2,490
Total comprehensive income for the year		2,498	5,372	(2,044)

Earnings per share
Basic earnings - per share ($)	18	0.09	0.08	(0.05)
Diluted earnings - per share ($)	18	0.09	0.08	(0.05)

* Re-presented, refer note 2 (iii)

F2

Caledonia Mining Corporation Plc

Consolidated statements of financial position (In thousands of United States Dollars, unless indicated otherwise)
	Note	December 31	* December 31	* January 1
As at		2015	2014	2014
Assets
Property, plant and equipment	12	49,218	34,736	31,272
Deferred tax asset	11	58	-	-
Total non-current assets		49,276	34,736	31,272

Inventories	13	6,091	6,512	6,419
Prepayments		667	299	165
Trade and other receivables	14	3,839	1,755	3,636
Income tax receivable		397	95	-
Cash and cash equivalents	15	12,568	23,082	23,580
Total current assets		23,562	31,743	33,800
Total assets		72,838	66,479	65,072

Equity and liabilities
Share capital	16	54,569	54,569	54,569
Reserves	17	141,942	145,209	145,894
Retained loss		(147,654)	(150,128)	(151,824)
Equity attributable to shareholders		48,857	49,650	48,639
Non-controlling interests	30	1,504	693	(48)
Total equity		50,361	50,343	48,591

Liabilities
Provisions	21	2,762	2,484	1,470
Deferred tax liability	11	11,318	8,680	7,967
Total non-current liabilities		14,080	11,164	9,437

Trade and other payables	22	6,656	3,260	4,301
Income tax payable		53	1,712	1,064
Bank overdraft	15	1,688	-	1,679
Total current liabilities		8,397	4,972	7,044
Total liabilities		22,477	16,136	16,481
Total equity and liabilities		72,838	66,479	65,072

The accompanying notes on page F7 to F63 are an integral part of these consolidated financial statements.

On behalf of the Board:  "S.R. Curtis"- Chief Executive Officer and "M. Learmonth"- Chief Financial Officer.
F3

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity
(In thousands of United States Dollars, unless indicated otherwise)

	Share capital	Foreign Currency Translation Reserve	Contributed Surplus	Share- based payment reserve	Retained Loss	Total	Non- controlling interests ("NCI")	Total Equity
Balance at December 31, 2012 *	186,704	(977)	-	15,781	(143,718)	57,790	(1,807)	55,983
Transactions with owners:
Reduction in stated capital	(132,591)	-	132,591	-	-	-	-	-
Share-based payment transaction	-	-	-	66	-	66	-	66
Dividends paid	-	-	-	-	(5,139)	(5,139)	(731)	(5,870)
Shares issued	456	-	-	-	-	456	-	456
Total comprehensive income:
Profit for the year	-	-	-	-	(2,967)	(2,966)	2,490	(477)
Other comprehensive income for the year	-	(1,567)	-	-	-	(1,567)	-	(1,567)
Balance at December 31, 2013 *	54,569	(2,544)	132,591	15,847	(151,824)	48,639	(48)	48,591
Transactions with owners:
Dividends paid	-	-	-	-	(2,850)	(2,850)	(770)	(3,620)
Total comprehensive income:		-
Profit for the year	-	-	-	-	4,435	4,435	1,511	5,946
Other comprehensive income for the year	-	(685)	-	-	111	(574)	-	(574)
Balance at December 31, 2014 *	54,569	(3,229)	132,591	15,847	(150,128)	49,650	693	50,343
Transactions with owners:
Share-based payment transaction	-	-	-	24	-	24	-	24
Dividends paid	-	-	-	-	(2,504)	(2,504)	-	(2,504)
Total comprehensive income:
Profit for the year	-	-	-	-	4,779	4,779	811	5,590
Other comprehensive income for the year	-	(3,291)	-	-	199	(3,092)	-	(3,092)
Balance at December 31, 2015	54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361

* Re-presented, refer note 2 (iii)

F4

Caledonia Mining Corporation Plc

Consolidated Statements of cash flows
For the years ended December 31
(In thousands of United States Dollars, unless indicated otherwise)	Note	2015	* 2014	* 2013

Cash flows from operating activities	23	8,823	15,584	20,433
Interest received		1	14	23
Interest paid		(493)	(121)	(128)
Tax paid	11	(1,462)	(4,526)	(7,742)
Net cash from operating activities		6,869	10,951	12,586

Cash flows from investing activities
Acquisition of property, plant and equipment		(16,567)	(6,150)	(11,396)
Net cash used in investing activities		(16,567)	(6,150)	(11,396)

Cash flows from financing activities
Dividends paid		(2,504)	(3,620)	(5,870)
Advance dividend paid		-	-	(2,000)
Proceeds from the exercise of share options		-	-	456
Net cash used in financing activities		(2,504)	(3,620)	(7,414)

Net (decrease)/increase in cash and cash equivalents		(12,202)	1,181	(6,224)
Cash and cash equivalents at beginning of year		23,082	21,901	28,125
Net cash and cash equivalents at year end	15	10,880	23,082	21,901

* Re-presented, refer note 2 (iii)

F5

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

1 Reporting entity
Caledonia Mining Corporation (the "Company") was a company domiciled in Canada as at December 31, 2015. The Company re-domiciled to Jersey Channel Islands on March 21, 2016 and changed its name to Caledonia Mining Corporation Plc (refer to note 31). The new address of the Company's registered office is 43-45 La Motte Street, Jersey Channel Islands, JE4 8SD. The address for the year ending December 31, 2015 was Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. These consolidated financial statements of the Group as at December 31, 2015, December 31, 2014 and January 1, 2014; and for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 comprise the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.
2 Basis for preparation
(i) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The consolidated financial statements were authorised for issue by the Board of Directors on March 30, 2016.
(ii) Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for equity-settled share-based payment arrangements measured at fair value on grant date.
(iii) Functional and change in presentation currency
Effective December 31, 2015, Caledonia Mining Corporation Plc changed its presentation currency in the consolidated financial statements from the Canadian dollar to the United States dollar ("US dollar"). The change in presentation currency was made to better reflect the Group's business activities and to improve investor ability to compare the Group's financial results with other publicly traded businesses in the industry. In making the change to a US dollar presentation currency, the Group applied the change retrospectively as if the new presentation currency had always been the Group's presentation currency. The change in presentation currency was applied retrospectively up to January 1, 2010, which was the date of initial adoption of IFRS by the Group. Equity was translated at the exchange rate at January 1, 2010, except for the foreign currency translation reserve which was reset to zero and with the balance recognised in retained earnings, in accordance with IFRS 1: First-time Adoption of International Financial Reporting Standards. The financial statements for all the years presented have been translated to a US dollar presentation currency. For comparative balances, assets and liabilities were translated into the presentation currency at the rate of exchange prevailing at the reporting date for those financial years, income and expenses were translated into the presentation currency using the exchange rate at the date of transaction or using a reasonable average exchange rate that approximates the exchange rates at the dates of the transactions in accordance with IAS 21: The Effects of Changes in Foreign Exchange Rates. Exchange rate differences arising on translation to the presentation currency were recognised in the foreign currency translation reserve in shareholders' equity.

F6

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
2 Basis for preparation (continued)
 (iv) Going concern
These consolidated financial statements have been prepared on a going concern basis.
3 Use of estimates and judgements
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group's accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions in estimates are recognised prospectively.
(a)	Judgements, assumptions and estimation uncertainties
i)	Indigenisation transaction
The indigenisation transaction of the Blanket Mine (1983) (Private) Limited ("Blanket Mine") required management to make significant judgements and assumptions which are explained in Note 5.

ii)	Site restoration provisions
The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Company Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market conditions at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

F7

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
3 Use of estimates and judgements - (continued)
iii)	Exploration and evaluation ("E&E") expenditure
The application of the Group's accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets ("E&E properties"), disclosed under Property, plant and equipment as mineral properties not depreciated. The Group also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of the South African mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the currency of funding and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.
iv)	Income taxes
Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.In addition, the Group applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.
v)	Share based payment transactions
The Group measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenous Shareholders (refer note 5 and 20) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant judgements and estimates and assumptions for estimating fair value for share-based payment transactions are disclosed in note 20.

F8

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
Use of estimates and judgements - (continued)
Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group's share options.
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
Some of the Group's accounting policies and disclosure require the measurement of fair values, for both financial and non-financial assets and liabilities.
The Group has established a control framework with respect to the measurement of fair values. This includes a valuation team member who has overall responsibility for overseeing all significant fair value measurements.
Significant valuation issues are reported to the Group's Audit Committee.  No such issues were identified during the reporting period.
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Where applicable, fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:
•	Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities.
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (i.e. as price) or indirectly (i.e. derives from prices).
•	Level 3: inputs for the assets or liabilities that are not based for identical assets or observable market data (unobservable inputs).
F9

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

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
When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related Non-controlling interests ("NCI") and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.
iii)	Non-controlling interests
NCI are measured at their proportionate share of the carrying amounts of the acquiree's identifiable net assets at fair value at the acquisition date. Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
iv)	Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.
 (a) Foreign currency
i)	Foreign operations
As stated in note 2(iii) the presentation currency of the Group is the US dollar. The functional currency of Caledonia Mining Corporation Plc is the Canadian dollar, and for its subsidiaries it is US dollar, Zambian Kwacha and South African Rand ("ZAR"). Subsidiary financial statements have been translated to US dollars as follows:

•	Assets and liabilities are translated using the exchange rate at period end; and
•	Income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

F10

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies – (continued)

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in Other Comprehensive Income ("OCI"). If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

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
In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities' functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.
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

F11

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
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

Loans and receivables include trade and other receivables.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group's cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
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
F12

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
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
Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures ("E&E") are capitalized in addition to the acquisition costs and disclosed under Property, plant and equipment as mineral properties not depreciated. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.
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
F13

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
4 Significant accounting policies – (continued)
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
Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mineral properties, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of each mineral property development and certain mine specific plant and equipment is provided for on the unit-of-production basis using estimated proven and probable reserves. Where orebodies are not yet determinable because ore bearing structures are open at depth or are open laterally, the straight-line method of depreciation is applied over the estimated life of the mine. Land is not depreciated.
The estimated useful lives for the current and comparative periods are as follows:
•	buildings 10 to 15 years
•	plant and equipment 10 years
•	fixtures and fittings including computers 4 to 10 years
•	motor vehicles 4 years
•	mineral properties 11 years
Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
(f)	Inventories
Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of gold in process, cost includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

F14

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
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
The Group considers evidence of impairment for receivables at both the specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.
(ii) Non-financial assets
The carrying amounts of the Group's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit, or CGU").

F15

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies – (continued)
The Group's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.
An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. The estimated recoverable amount is the greater of its fair value less cost to of disposal and its estimated value in use. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.
iii) Impairment of exploration and evaluation assets
The test for impairment of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are special impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are permitted in the event that the circumstances that resulted in impairment have changed.
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

F16

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

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
Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period or immediately for awards already vested.
Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss.
F17

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies – (continued)
(ii)	Share-based payment relating to the indigenisation transaction
The grant date fair value of equity-settled share-based payment transactions with Indigenisation Shareholders (note 5) was recognised immediately as an expense in 2012 in profit or loss, with a corresponding increase in equity, when the transaction became effective.
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
(k)        Site restoration
The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred.  Discount rates using a pre-tax rate that reflects the time value of money and are related to the provision are used to calculate the net present value. The Group's estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision.  Changes resulting from production are charged to profit or loss for the year.  The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred.  The cost of on-going current programs to prevent and control pollution is charged against profit or loss as incurred.
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

F18

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
4 Significant accounting policies – (continued)
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
The Group presents basic and diluted earnings per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to common shareholders of the Group (see note 18) by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

F19

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
4 Significant accounting policies – (continued)
(p)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:
Standard/Interpretation	Effective date and expected adoption date*
IAS 1 (Amendments)
Presentation of Financial Statements
There is an emphasis on materiality. Specific single disclosures that are not material do not have to be presented – even if they are a minimum requirement of a standard. The order of notes to the financial statements is not prescribed. Instead, companies can choose their own order, and can also combine, for example, accounting policies with notes on related subjects. Specific criteria are provided for presenting subtotals on the balance sheet and in the statement of profit or loss and OCI, with additional reconciliation requirements for the statement of profit or loss and OCI.
The amendment is not expected to result in significant changes to the level of aggregation in the financial statements.
December 31, 2016

* Annual periods ending on or after

F20

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
4 Significant accounting policies – (continued)
(q) Standards, amendments and interpretations issued but not yet effective – (continued)

IFRS 15
This standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC-31 Revenue – Barter of Transactions Involving Advertising Services.
The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. This new standard is not expected to have a significant impact on the Group since it is not expected to change the timing of when revenue is recognized and the amount of revenue recognized

The Group has performed a preliminary assessment and expects no impact to the results or disclosures and is currently in the process of performing a more detailed assessment of the impact of this standard on the Group and will provide more information in financial statements for the year ending December 31, 2016.
December 31, 2018
IFRS 9
IFRS 9 Financial Instruments
On July 24, 2014, the IASB issued the final IFRS 9 Financial Instruments Standard, which replaces earlier versions of IFRS 9 and completes the IASB's project to replace IAS 39 Financial Instruments: Recognition and Measurement. This standard is not expected to have a significant impact on the Group as measurement categories are similar to IAS 39 even though the criteria for classification into these categories are significantly different. The IFRS 9 impairment model has also been changed from an "incurred loss" model from IAS 39 to an "expected credit loss" model. The change is not expected to increase the provision for bad debts recognized in the Group because of the short gold sales collection period.

The Group will adopt the standard in the first annual period beginning on or after January 1, 2018.
December 31, 2018
IFRS 16 Leases
IFRS 16 was published in January 2016. It sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer ('lessee') and the supplier ('lessor'). IFRS 16 replaces the previous leases Standard, IAS 17 Leases, and related Interpretations. IFRS 16 has one model for lessees which will result in almost all leases being included on the Statement of Financial position. No significant changes have been included for lessors.
The group and company are assessing the potential impact on the financial statements resulting from the application of IFRS 16.
December 31, 2019

* Annual periods ending on or after

F21

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction

During 2012 the Group, to comply with Zimbabwean law that requires indigenous Zimbabweans own at least 51% of the Blanket Mine, entered into agreements to transfer a 51% ownership interest in Blanket Mine as follows:

•	Sold a 16% interest to the National Indigenisation and Economic Empowerment Fund ("NIEEF") for $11.74 million.
•	Sold a 15% interest to Fremiro, which is owned by Indigenous Zimbabweans, for $11.01 million.
•
Sold a 10% interest to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine's employees holding participation units in the Employee Trust.

•	And donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (Community Trust). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

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

The facilitation loans relating to the Group were declared by Caledonia Holdings Zimbabwe (Private) Limited ("CHZ") (Blanket Mine's parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation Plc as a dividend in specie on February 14, 2013 and withholding tax amounting to $1.504 million was paid and expensed on March 5, 2013.

Accounting treatment

The directors of CHZ, a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:

•	Non-controlling interests (NCI) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:
-	20% of the 16% shareholding of NIEEF;
-	20% of the 15% shareholding of Fremiro;
-	100% of the 10% shareholding of the Community Trust.

F22

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2015 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

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

•
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Indigenisation shareholding percentages and facilitation loan balances
				Balance of facilitation
USD 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Dec, 31 2015	Dec, 31 2014	Jan, 1 2014
NIEEF	16%	3.2%	12.8%	11,907	11,907	11,742
Fremiro	15%	3.0%	12.0%	11,657	11,657	11,402
Community Trust	10%	10.0%	-	-	-	-
BETS ~	10%	-*	-*	7,772	7,772	7,573
	51%	16.2%	24.8%	31,336	31,336	30,675

F23

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

The balance on the facilitation loans is reconciled as follows:
Balance at January 1, 2014	30,675
Interest accrued	2,407
Dividends used to repay loans	(1,746)
Balance at December 31, 2014	31,336
Interest accrued &	-
Dividends used to repay loans &	-
Balance at December 31, 2015	31,336

*The shares held by BETS are effectively treated as treasury shares (see above).
& A moratorium has been placed on interest until dividend payments resume at Blanket mine.
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangements with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	A $2 million payment on or before September 30, 2012;
•	A $1 million payment on or before February 28, 2013; and
•	A $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.

(b)
An advance payment of $1.8 million to NIEEF against their right to receive dividends declared by Blanket Mine on their shareholding.  The advance payment was debited to an interest-free loan account and was repayable by way of set off of future dividends on the Blanket Mine shares owned by NIEEF. Whilst any amount remained outstanding on the NIEEF dividend loan account, a moratorium was placed on the NIEEF facilitation loan interest until dividends resume.

F24

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends to be declared.

Blanket has suspended dividend payments from January 1, 2015 until early 2016 as a result of which the repayment of facilitation loans by Blanket's indigenous shareholders were also suspended. During this period, there was a moratorium on the interest on the outstanding facilitation loans. This is considered a modification and was not beneficial to the indigenous shareholders.

The movement in the advance dividend loans are reconciled as follows:

	NIEEF	Community Trust	Total

Balance at January 1, 2014	358	3,507	3,865
Interest accrued	-	334	334
Dividends used to repay advance dividends	(358)	(604)	(962)
Balance at December 31, 2014	-	3,237	3,237
Interest accrued &	-	-	-
Dividends used to repay advance dividends	-	-	-
Balance at December 31, 2015	-	3,237	3,237

& A moratorium has been placed on interest until dividend payments resume at Blanket mine.

6 Financial risk management
Overview
The Group has exposure to the following risks from its use of financial instruments:
•	Currency risk (refer note 24)
•	Interest rate risk (refer note 24)
•	Credit risk (refer note 24)
•	Liquidity risk (refer note 24)
This note and note 24 presents information about the Group's exposure to each of the above risks and the Group's objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.
F25

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

6 Financial risk management – (continued)
The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group's Audit Committee oversees management's compliance with the Group's financial risk management policy.  On February 10, 2016, a gold price hedge was entered into to manage the possible effect of gold price fluctuations (refer note 31). As at December 31, 2015 no financial instruments were in place to manage the gold price risk. The fair value of the Group's financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:
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
The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility. Management's policy is to invest cash in financial institutions with an investment grade credit-rating.
(c)	Credit risk
Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity Printers and Refiners in Zimbabwe during the year.  The payment terms stipulated in the service delivery contract were adhered to in all circumstances. Cash is deposited only with banks with investment grade credit-rating.
(d)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity risk by ensuring that there is sufficient capital and cash to meet its likely cash requirements, after taking into account cash flows from operations and the Group's holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe in 2009, all appropriate insurance cover has been reinstated. The Zimbabwean operations are now covered for public liability risk, assets all risk and comprehensive cover on all motor vehicles.

F26

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

7 Capital Management
The Group's objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group's capital includes shareholders' equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interests.

	December 31, 2015	December 31, 2014	January 1, 2014

Total equity	50,361	50,343	48,591

The Group's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2015, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy. Management is of the opinion that the capital is sufficient to safeguard its ability to continue as a going concern and maintain operations and exploration potential of the mineral properties.

8 Production costs
	2015	2014	2013

Salaries and wages	11,908	10,014	9,811
Consumable materials	14,479	14,565	14,049
Site restoration	-	29	147
Exploration	380	343	(280)
Safety	551	473	578
On mine administration	2,701	2,484	2,309
	30,019	27,908	26,614
F27

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
9 Administrative expense
	2015	2014	2013

Investor relations	513	514	702
Audit fee	240	356	323
Legal fee and disbursements	452	722	426
Advisory services fee	355	24	27
Listing fees	206	318	330
Directors fees company	191	298	280
Directors fees Blanket	60	38	73
Employee costs	3,106	3,152	2,586
Office costs - Zambia *	716	896	-
Other office administration costs	547	16	-
Unrecoverable VAT expenses and penalties	298	-	-
Employee benefits relating to indigenisation	-	140	210
Travel costs	325	303	308
Donation to scholarship fund	-	-	2,035
Donation to community	58	-	-
Eersteling Gold Mine administration costs	111	120	246
Professional consulting fees	444	490	-
	7,622	7,387	7,546
* The Zambian operations were closed down during 2015 and the companies in Zambia were struck off the companies register on September 2, 2015.
10 Finance income and finance costs
Finance income	2015	2014	2013

Interest received – Bank	1	14	23

Finance cost

Interest paid – Bank	49	20	29
Unwinding of rehabilitation provision	43	33	-
Interest – South African Revenue Service	344	-	-
Finance charges – Overdraft	100	101	99
536		154	128

F28

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

11 Tax expense

	2015	2014	2013
Tax recognised in profit or loss

Current tax	(197)	5,276	7,488
Income tax– current year	506	4,582	4,991
Income tax – Prior year overprovision	(1,636)	(194)	-
Withholding tax expense	933	888	2,497
Deferred tax expense	2,567	706	2,121
Origination and reversal of temporary differences	2,567	468	2,121
Change in effective tax rate	-	238	-

Tax expense – recognised in profit or loss	2,370	5,982	9,609

Tax recognised in other comprehensive income

Income tax - current year	(199)	(111)	-
Tax expense	2,171	5,871	9,609
Unrecognised deferred tax assets
Deferred tax assets have not been recognised in respect of the following items:	2015	2014	2013

Tax losses carried forward	11,150	*19,957	14,319
	11,150	19,957	14,319
* Tax losses carried forward included an amount of $9,357 relating to the Zambia operations which were shut down during the year.

F29

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

11 Tax expense - (continued)
Taxable losses expire as set out below for the entities incurring taxable losses within the group. Deferred tax assets have not been recognised for these items because future taxable income is not deemed probable to utilise these benefits against.
Year	Amount*
2026	2,451
2027	2,854
2028	2,139
2029	1,461
2030	1,567
2031	2,262
2032	2,667
2033	2,812
2034	3,710
2035	1,643
No expiry	17,553
41,119
* Tax losses carried forward with no expiry, arose in the South African tax jurisdiction. The remainder arose in Canada.

Tax paid	2015	2014	2013

Net income tax payable at January 1	(1,617)	(1,064)	(1,528)
Current and withholding tax credit/(expense)	197	(5,276)	(7,488)
Income tax expense recognised through other comprehensive income	199	111	-
Foreign currency movement	103	86	208
Tax paid	1,462	4,526	7,742
Net income tax receivable/(payable) at December 31	344	(1,617)	(1,064)
Net income tax	December 31, 2015	December 31, 2014	January 1, 2014

Income tax receivable *	397	95	-
Income tax payable	(53)	(1,712)	(1,064)
Net income tax receivable/(payable)	344	(1,617)	(1,064)
* Receivable is due to an overpayment made to Her Majesty's Revenue and Customs during quarter 1 of 2015 as well as an overpayment to the Zimbabwe Revenue Authority during Quarter 4 of 2014. These overpayments cannot be offset against other tax jurisdictions.

F30

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

11 Tax expense - (continued)

Reconciliation of tax rate
	2015	2015	2014	2014	2013	2013
	%		%		%
Profit for the year		5,590		5,946		(477)
Total tax expense		2,370		5,982		9,609
Profit before tax		7,960		11,928		9,132

Income tax at Company's domestic tax rate	26.5%	2,109	26.5%	3,161	26.5%	2,420
Tax rate differences in foreign jurisdictions		(63)		(349)		(1,272)
Change in tax rate		-		238		-
Foreign currency difference		(12)		34		(147)
Withholding tax – not offsetable		317		185		1,784
Permanent differences		1,105		1,584		1,186
Deemed interest on loans		31		636		-
Share based payments		6		-		17
Impairment		-		37		-
Non-deductible South African tax transactions		470		-		-
Royalties		632		881		-
Establishment fees		-		-		25
Donations		15		3		58
Unrealised foreign exchange		-		-		522
Other		(49)		27		564
Over provision of taxes in prior years		(1,636)		(194)		-
Change in unrecognized deferred tax assets		550		1,323		5,638
Tax expense - recognised in profit or loss		2,370		5,982		9,609

F31

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

11 Tax expense - (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2015	2014	2015	2014	*2015	2014

Property, plant and equipment	-	-	(12,988)	(9,223)	(12,988)	(9,223)
Prepayments	-	-	(3)	(22)	(3)	(22)
Provisions	733	565	-	-	733	565
Assessed losses recognised	998	-	-	-	998	-
Tax assets/ (liabilities)	1,731	565	(12,991)	(9,245)	(11,260)	(8,680)

* The deferred tax liability consists of a deferred tax asset of $58 from the South African operations and a deferred tax liability of $11,318 due to the Zimbabwean operations. The amounts are in different tax jurisdictions and therefore not offsetable and presented separately in the Statement of financial position as a Non-current asset and a Non-current liability.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2015	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2015
Property, plant and equipment	(9,223)	(3,765)	-	(12,988)
Prepayments	(22)	16	3	(3)
Provisions	565	184	(16)	733
Assessed loss recognised	-	998	-	998
Total	(8,680)	(2,567)	(13)	(11,260)

F32

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

11 Tax expense - (continued)

	Balance January 1, 2014	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2014
Property, plant and equipment	(8,058)	(835)	(330)	(9,223)
Prepayments	-	-	(22)	(22)
Provisions	207	108	250	565
Inventory	(80)	-	80	-
Other	(36)	21	15	-
Total	(7,967)	(706)	(7)	(8,680)

	Balance January 1, 2013	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2013
Property, plant and equipment	(6,196)	(2,280)	418	(8,058)
Provisions	182	39	(14)	207
Inventory	66	153	(299)	(80)
Other	59	(33)	(62)	(36)
Total	(5,889)	(2,121)	43	(7,967)

F33

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
 12 Property, plant and equipment
	Land and buildings	Mineral properties depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost
Balance at January 1, 2013	4,563	11,399	10,909	19,473	1,204	1,794	49,342
Additions	3,145	2,617	4,321	950	83	280	11,396
Foreign exchange movement	(88)	-	28	(344)	(67)	1	(470)
Balance at December 31, 2013	7,622	14,016	15,258	20,079	1,220	2,075	60,270

Balance at January 1, 2014	7,622	14,016	15,258	20,079	1,220	2,075	60,270
Additions	536	*3,070	1,688	1,740	114	18	7,166
Disposals	-	-	-	(275)	-	(8)	(283)
Reallocations between asset classes	(580)	1,661	-	(1,084)	3	-	-
Foreign exchange movement	30	92	(3,684)	508	(145)	(114)	(3,313)
Balance at December 31, 2014	7,608	18,839	13,262	20,968	1,192	1,971	63,840

F34

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

12 Property, plant and equipment - (continued)

Cost	Land and buildings	Mineral properties depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Balance at January 1, 2015	7,608	18,839	13,262	20,968	1,192	1,971	63,840
Additions**	681	*14,359	1,595	1,144	149	265	18,193
Surrender of Zambian assets ***	-	-	(11,527)	-	-	-	(11,527)
Reallocations between asset classes	(256)	-	1,012	(756)	-	-	-
Disposals	-	-	-	(124)	-	(77)	(201)
Foreign exchange movement	(44)	(89)	(69)	(606)	(64)	(90)	(962)
Balance at December 31, 2015	7,989	33,109	4,273	20,626	1,277	2,069	69,343

*     Included in mineral properties depreciated is an amount of $391 (2014: $1,016; 2013:$394) relating to rehabilitation asset capitalised refer note 21.
**   Included in additions is an amount of $26,192 (2014:$11,295; 2013:$3,625) relating to capital work in progress.
*** The Group surrendered all exploration rights relating to the Zambian operations for a nominal value. The Zambian assets were fully impaired in previous years.

There are commitments to purchase plant and equipment totalling $1,376 (2014:$552, 2013:$166) at year end.

F35

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

12 Property, plant and equipment - (continued)

	Land and buildings	Mineral properties depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses
Balance at January 1, 2013	985	2,041	-	7,810	988	808	12,632
Depreciation for the year	264	602	-	1,957	69	289	3,181
Impairment ****	(a)387	-	(b)13,314	88	-	-	13,789
Foreign exchange movement	(15)	(1)	86	(612)	(63)	1	(604)
Balance at December 31, 2013	1,621	2,642	13,400	9,243	994	1,098	28,998

Balance at January 1, 2014	1,621	2,642	13,400	9,243	994	1,098	28,998
Depreciation for the year	514	734	-	1,891	78	323	3,540
Impairment	-	-	-	164	14	-	178
Disposals	-	-	-	(214)	-	(8)	(222)
Foreign exchange movement	(372)	59	(1,873)	(954)	(140)	(110)	(3,390)
Balance at December 31, 2014	1,763	3,435	11,527	10,130	946	1,303	29,104

Balance at January 1, 2015	1,763	3,435	11,527	10,130	946	1,303	29,104
Depreciation for the year	559	451	-	1,894	98	320	3,322
Surrender of Zambian assets	-	-	(11,527)	-	-	-	(11,527)
Disposals ***	-	-	-	(117)	-	(51)	(168)
Foreign exchange movement	(1)	(105)	-	(383)	(48)	(69)	(606)
Balance at December 31, 2015	2,321	3,781	-	11,524	996	1,503	20,125

F36

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

12 Property, plant and equipment - (continued)
Carrying amounts

At December 31, 2013	6,001	11,374	1,858	10,836	226	977	31,272
At December 31, 2014	5,845	15,404	1,735	10,838	246	668	34,736
At December 31, 2015	5,668	29,328	4,273	9,102	281	566	49,218

*** The Group surrendered all exploration rights relating to the Zambian operations for a nominal value. The Zambian assets were fully impaired in previous years.

**** The impairments during fiscal 2013 relate to:

(a)	the cost of the mineral rights held by Eersteling Gold Mine.
(b)	exploration expenditure incurred at Caledonia Nama Limited in Zambia. The full carrying value of costs previously incurred and capitalised were impaired in 2013 for the following reasons:
•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned, and
•	The Group has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.

F37

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

13 Inventories
	December 31, 2015	December 31, 2014	January 1, 2014

Consumable stores	5,739	5,962	5,605
Gold in process	352	550	814
	6,091	6,512	6,419
Inventory comprises gold in progress at the Blanket Mine and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions for obsolete items, which amounted to $46 (2014: Nil; 2013:$53).
14 Trade and other receivables
	December 31, 2015	December 31, 2014	January 1, 2014

Bullion revenue receivable	-	-	1,554
VAT receivables	2,997	1,006	1,244
Deposits for stores and equipment and other receivables	842	749	838
	3,839	1,755	3,636
The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 6 and 24.
F38

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
15 Cash and cash equivalents
	December 31, 2015	December 31, 2014	January 1, 2014

Bank balances	12,568	23,082	23,580
Cash and cash equivalents in the statement of financial position	12,568	23,082	23,580
Bank overdrafts used for cash management purposes	(1,688)	-	(1,679)
Net cash and cash equivalents at year end	10,880	23,082	21,901
The Group's exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 24.
The bank overdraft facility of $5 million bears interest at 6.5% below the bank's base rate of 13%. The facility is unsecured, with no covenant requirements. The facility is repayable on demand.
16 Share capital
Authorised
Unlimited number of common shares of no par value.
Unlimited number of preference shares of no par value.

Issued	Number of fully paid common shares	Amount
January 1, 2014	52,117,908	54,569
December 31, 2014	52,117,908	54,569
Cancelled*	39,000	-
December 31, 2015	52,078,908	54,569
* 39,000 treasury shares issued to Caledonia Mining Corporation Plc was cancelled during the year.
The holders of common share capital are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Group.

F39

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

17 Reserves
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
Reserves	December 31,	December 31,	January 1,
	2015	2014	2014
Foreign currency translation reserve	(6,520)	(3,229)	(2,544)
Share-based payment reserve	15,871	15,847	15,847
Contributed surplus	132,591	132,591	132,591
Total	141,942	145,209	145,894
18 Earnings per share
Basic earnings per share
The calculation of basic earnings per share for the year ended December 31, 2015 was based on the adjusted profit/(loss) attributable to shareholders of $4,679 (2014: $4,387; 2013: ($2,809)), and a weighted average number of shares outstanding of 52,095,087 (2014: 52,117,908; 2013: 51,986,466).

F40

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

18 Earnings per share – (continued)
Weighted average number of shares
(In number of shares)	Note	2015	2014	2013

Issued share capital at beginning of year	16	52,117,908	52,117,908	51,446,178
Weighted average cancellation during the year		(22,821)	-	540,288
Weighted average number of shares at December 31		52,095,087	52,117,908	51,986,466

	2015	2014	2013
Profit attributable to shareholders	4,779	4,435	(2,967)
Blanket Mine Employee Trust Adjustment	(100)	(48)	158
Adjusted profit attributable to shareholders	4,679	4,387	(2,809)
Basic earnings/(loss) per share -$	0.09	0.08	(0.05)

•	Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.
•
Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine's Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive.  The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value is treated as the issue of shares for no consideration and regarded as dilutive shares.  The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any.

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to common shareholders.

F41

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
18 Earnings per share – (continued)
The calculation of diluted earnings per share at December 31, 2015 was based on the adjusted profit/(loss) attributable to shareholders of $4,679 (2014: $4,387; 2013: ($2,809)), and a weighted average number of shares and potentially dilutive shares outstanding of 52,203,255 (2014: 52,145,469; 2013: 52,007,646), calculated as follows:
Weighted average number of shares
(In number of shares)	2015	2014	2013

Weighted average number of shares at December 31	52,095,087	52,117,908	51,986,466
Effect of dilutive options	108,169	27,561	21,180
Weighted average number of shares (diluted) at December 31	52,203,255	52,145,469	52,007,646
Diluted earnings/(loss) per share - $	0.09	0.08	(0.05)
The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. The potential dilutive effect of 2,132,751 (2014: 2,538,359; 2013: 2,576,920) for these options on common shares, were excluded from the above calculations because these options were anti-dilutive.
19 Defined Contribution Plan
Under the terms of the Mining Industry Pension Fund ("Fund") in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2015 was $473 (2014: $443; 2013:$432).

F42

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
20 Share-based payments
At December 31, 2015 the Group has the following share-based payment arrangements:
(a) Share option programme
The Group has established a new Omnibus Equity Incentive Compensation Plan ("OEICP") for grants after May 2015. Share options issued before May 2015 were issued in terms of the rolling stock option plan, which was superseded by the OEICP.  In accordance with both plans, options are granted at an exercise price equal to the market price of the shares at the date of grant and vest according to dates set at the discretion of the Compensation Committee of the board of directors at the date of grant.  All outstanding option awards that have been granted pursuant to the plans vest immediately.
Terms and conditions of share option programmes
The maximum term of the options under the OEICP is 10 years and under the rolling stock option plan 5 years. The terms and conditions relating to the grant of options under the rolling stock option plan are that all options are to be settled by physical delivery of shares.  Under both plans the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company. Refer to note 31 for share based payment awards made after December 31, 2015.
At December 31, 2015, the Company has the following options outstanding:
Number of Options	Exercise Price	Expiry Date(1)
	Canadian $
1,161,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
744,920	0.90	Sept 10, 2018
190,000	0.72	Nov 21,2018
25,000	0.80	Oct 8, 2025
90,000	0.74	Dec 22, 2025
2,240,920

(1)
In terms of the approved Plan, the expiry date of options that expire in a closed period will be extended by 10 days from the cessation of the close period. The options with an expiry date of January 31, 2016 will therefore expire 10 days after the publication of these financial statements.

F43

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

20 Share-based payments – (continued)
The continuity of the options granted, exercised, cancelled and expired under the Plan during fiscal 2015, 2014 and 2013 are as follows:
	Number of Options	Weighted Avg. Exercise Price
		Canadian $
Options outstanding and exercisable at December 31, 2012	3,329,650	1.05
Exercised	(671,730)	0.70
Granted	190,000	0.72
Options outstanding and exercisable at December 31, 2013	2,847,920	1.11
Expired or forfeited	(282,000)	1.13
Options outstanding and exercisable at December 31, 2014	2,565,920	1.11
Expired or forfeited	(440,000)	1.11
Granted	115,000	0.73
Options outstanding and exercisable at December 31, 2015	2,240,920	1.08

The weighted average remaining contractual life of the outstanding options is 2.46 years (2014: 1.81 years; 2013: 2.26 years). No share options were exercised during fiscal 2015 and 2014. Future vesting of options is determined at the discretion of the Compensation Committee of the Board of Directors, at the time the options are granted.
Inputs for measurement of grant date fair values
The fair value of share based payments noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions.
Options granted	190,000	25,000	90,000
Grant date	November 21, 2013	October 7, 2015	December 21, 2015
Risk-free interest rate	0.95%	0.53%	0.53%
Expected dividend yield	6.8%	6.8%	6.8%
Expected stock price volatility (based on historical volatility)	57.88%	39.6%	41.2%
Expected option life in years	5	5	5
Exercise price (Canadian $)	0.72	0.80	0.74
Share price at grant date (Canadian $)	0.72	0.79	0.74
Fair value at grant date	0.356	0.27	0.27
Expected forfeiture rate	0%	0%	0%

During 2015 two share based payments were granted in grants of 25,000 and 90,000 share equity options (2014:Nil; 2013:190,000). The expense relating to share based payments granted amounted to $24 (2014: nil; 2013: $66).

F44

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
20 Share-based payments – (continued)

Expected volatility has been based on an evaluation of the historical volatility of the company's share price. The expected term has been based on historical experience.

(b) Equity instruments granted under the Blanket Mine Zimbabwe Indigenisation Transaction

The equity instruments granted under the Blanket Mine Zimbabwe Indigenisation Transaction (refer note 5), excluding Blanket Mine Employee Trust Services (Private) Limited (BETS), were accounted for as share-based payments under IFRS 2 Share Based Payment, whilst the equity instruments granted to BETS have been accounted for under IAS 19 Employee benefits. The fair value of the equity instruments on the grant date of September 5, 2012 was determined for each transaction as being the sum of the present value of the following components:

•	The value of the shares at the point that any loans provided to purchase the shares or fund advance dividends are paid off;
•	The value of any advance dividends paid to participants;
•	The value of any "trickle dividends", being the 20% entitlements, paid to participants while the loans to purchase the shares are outstanding.
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

F45

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

21	Provisions
Site restoration
Site restoration relates to the net present value of the estimated cost of closing down a mine and site and environmental restoration costs, estimated to be paid in 2026 for Blanket Mine based on the estimated life of mine. Site restoration costs at Blanket mine are capitalised to mineral properties depreciated at initial recognition and amortised systematically over the estimated life of the mine for costs relating to the decommissioning of property, plant and equipment.
Reconciliation of site restoration provision
Balance at January 1, 2013	1,022
Foreign exchange movement	(92)
Unwinding of discount	(1)
Change in estimate during the year
- adjusted through profit or loss	147
- adjustment capitalised in Property, plant and equipment	394
Balance at December 31, 2013	1,470

Balance at January 1, 2014	1,470
Foreign exchange movement	(64)
Unwinding of discount	33
Change in estimate during the year
- adjusted through profit or loss	29
- adjustment capitalised in Property, plant and equipment	1016
Balance at December 31, 2014	2,484

Balance at January 1, 2015	2,484
Foreign exchange movement	(156)
Unwinding of discount	43
Change in estimate during the year
- adjusted through profit or loss	-
- adjustment capitalised in Property, plant and equipment	391
Balance at December 31, 2015	2,762

F46

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
21	Provisions – (continued)
The discount rates currently applied in the calculation of the net present value of the Blanket mine provision is 2.76% (2014: 2.32%; 2013: 2.75%), based on a nominal rate and cash flows estimated at 0% inflation. The Eersteling mine is under care and maintenance and the provision is not discounted. The gross rehabilitation costs before discounting amounted to $3,006 (2014: $2,486; 2013: $1,645) for Blanket mine and $459 (2014: $616; 2013: $652) for Eersteling mine.
22 Trade and other payables
	December 31, 2015	December 31, 2014	January 1, 2014

Trade payables	1,257	866	959
Audit fee	240	294	210
Other payables and accrued expenses	1,599	507	789
Financial liabilities	3,096	1,667	1,958
VAT payable and other taxes	329	357	331
Production and management bonus accrual	1,792	-	1,031
Other employee benefits	114	102	163
Leave pay	1,325	1,134	818
Non-financial liabilities	3,560	1,593	2,343
Total	6,656	3,260	4,301
The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 24.  Of the production and management bonus accrual at December 31, 2015, $1,289 relates to production bonuses payable to the employees at Blanket and the balance relates to bonuses payable to employees at Caledonia Mining South Africa Proprietary Limited. The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

F47

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
23     Cash flow information
Non-cash items and information presented separately on the cash flow statement:
	2015	2014	2013
Operating profit	8,495	12,068	9,237
Adjustments for:
Loss on scrapping of Property, plant and equipment	33	62	-
Unrealised foreign exchange gains on cash held	(2,865)	(423)	(1,624)
Site restoration	-	29	(147)
Share-based payment expense	24	-	66
Depreciation	3,322	3,540	3,181
Write off of inventory	46	-	53
Impairment	-	178	13,789
Cash generated by operations before working capital changes	9,055	15,454	24,555
Inventories	375	(94)	(875)
Prepayments	(321)	(46)	(55)
Trade and other receivables	(1,472)	566	(1,865)
Trade and other payables	1,186	(296)	(1,327)
Cash flows from operating activities	8,823	15,584	20,433
24 Financial instruments
i) Credit risk
Exposure to credit risk
The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:
Carrying amount	December 31, 2015	December 31, 2014	January 1, 2014

Canada	-	84	-
Zimbabwe	842	665	2,392
	842	749	2,392

Impairment losses
None of the trade and other receivables are past due at year-end. Trade and other receivables have a past history of payment shortly after year end and management identified no factors at year end that could cause doubt about the credit quality or recoverability of the trade and other receivables.
F48

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

24 Financial instruments (continued)
ii) Liquidity risk
The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities	Carrying amount	6 months or less
December 31, 2015
Trade and other payables	3,096	3,096
Bank overdraft	1,688	1,688
	4,784	4,784
December 31, 2014	Carrying amount	6 months or less
Trade and other payables	1,667	1,667
	1,667	1,667

January 1, 2014	Carrying amount	6 months or less
Non-derivative financial liabilities
Trade and other payables	1,958	1,958
Bank overdraft	1,679	1,679
	3,637	3,637
iii)	Currency risk
As the Group operates in an international environment, some of the Group's financial instruments and transactions are denominated in currencies other than the US Dollar. The results of the Group's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in US dollar in the Group's consolidated financial statements.
The fluctuation of the US dollar in relation to other functional currencies of entities within the Group will consequently have an impact upon the profitability of the Group and may also affect the value of the Group's assets and liabilities and the amount of shareholders' equity.
As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the reporting currency. The Group does not use any derivative instruments to reduce its foreign currency

F49

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

24 Financial instruments (continued)
risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short‐term liquidity requirements.
Below is a summary of the assets and liabilities denominated in a currency other than the US dollar that would be affected by changes in exchange rates relative to the US dollar for reporting purposes. The values are the US dollar equivalent of the respective asset or liability that is denominated in Canadian dollars or South African rands.

	December 31, 2015	December 31, 2014	January 1, 2014

Cash and cash equivalents	132	470	416
Trade and other receivables	566	83	1
Trade and other payables	510	575	648

The following exchange rates applied during the year:
	Average rate during the year			Spot rate
	2015	2014	2013	December 31, 2015	December 31, 2014	January 1,2014
(In US dollars)
CAD 1	0.7823	0.9057	0.9709	0.7210	0.8601	0.9349
Rand (ZAR) 1	0.0784	0.0923	0.1038	0.0644	0.0871	0.0967

F50

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
24 Financial instruments – (continued)
Sensitivity analysis

As a result of the group's monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates net monetary assets/(liabilities) in the group that have a different functional currency and foreign currency. Amounts are indicated before elimination of intergroup balances.

	2015 USD'000		2014 USD'000		2013 USD'000
	Functional currency		Functional currency		Functional currency
	ZAR	CAD	ZAR	CAD	ZAR	CAD
Cash and cash equivalents	3,874	5,483	10,514	553	8,197	1,594
Trade and other payables	-	-	-	-	-	-
Intercompany balances*	(27,650)	44,390	(30,320)	48,484	(31,079)	57,207
	(23,776)	49,873	(19,806)	49,037	(22,882)	58,801

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss before tax for the group:

	2015 USD'000		2014 USD'000		2013 USD'000
	Functional currency		Functional currency		Functional currency
	ZAR	CAD	ZAR	CAD	ZAR	CAD
Cash and cash equivalents	194	274	526	28	410	80
Trade and other payables	-	-		-	-	-
Intercompany balances*	(1,382)	2,219	(1,516)	2,424	(1,554)	2,860

* These intercompany balances represent the exposure to foreign currency risk between functional currencies and foreign currencies at a subsidiary level. These balances eliminates on consolidation.

iv)	Interest rate risk

The Group has no significant exposure to interest rate risk.

F51

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

24	Financial instruments – (continued)

v)	Gold price risk
On February 10, 2016, a gold price hedge was entered into to manage the possible effect of gold price fluctuations (refer note 31). As at December 31, 2015 no financial instruments were in place to manage the gold price risk.
25 Dividends
The following dividends were declared and paid by the Company (excluding NCI):
	2015	2014	2013

$0.048 per qualifying share (2014: $0.054; 2013:$0.098)	2,504	2,850	5,140

From the start of fiscal 2014 to October 6, 2015, the Company paid an annual aggregate dividend of six Canadian cents ($0.060) per share.
26 Contingencies
The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.

27 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain mine managers are considered key management.

F52

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

27 Related parties – (continued)

Employee contracts between Caledonia Mining South Africa Proprietary Limited and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years' compensation.  If this was triggered as at December 31, 2015 the severance payment would have amounted to $3,578 (2014: $3,611; 2013: $Nil). A change in control would constitute:

•	the acquisition of more than 50% of the common shares; or
•	the acquisition of right to exercise the majority of the voting rights of common shares; or
•	the acquisition of the right to appoint the majority of the board of directors; or
•	the acquisition of more than 50% of the assets; of
Caledonia Mining South Africa Proprietary Limited or Caledonia Mining Corporation Plc.

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2015	2014	2013
Key management salaries and bonuses	2,452	1,781	1,482
Share-based payments	24	-	35
	2,476	1,781	1,517

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20). Group entities are set out in note 28. As at year end 1,739,020 (2014:1,584,520; 2013:2,114,520) share options related to directors and key management.

F53

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

27 Related parties – (continued)

		Transactions during the year
	Note	2015	2014	2013
Management contract fees, allowances and bonus paid or accrued to a company for management services provided by the Group's former President and Chief Executive Officer.	(i)	-	850	715
Rent for office premises paid to a company owned by members of the former Chief Executive Officer's family.	(ii)	40	129	37
Legal fees and disbursements		-	-	85
Directors fees		191	298	280

(iii) On July 15, 2014 Caledonia served a six month notice to Epicure Overseas S.A. for the termination of the contract between Caledonia and Epicure for the provision of the services of Mr. Stefan Hayden, who was at that time Caledonia's President and Chief Executive Officer ("CEO").  Negotiations for alternative arrangements to secure the continued services of Mr. Hayden as President and CEO failed to reach agreement.  Accordingly, on November 18, 2014 Mr. Hayden stepped down as President and CEO and on December 6, 2014, Mr. Hayden resigned as a director of Caledonia.  No payments other than the contractual payments that were due to Epicure Overseas SA for the provision of the services of Mr. Hayden during the notice period were made.

(iv) The contract expired on September 2015.

Refer to note 5 and note 30 for transactions with Non-controlling interests. Refer to note 29 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

F54

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

28 Group entities
	Country of incorporation	Legal shareholding			Intercompany balances with Holding company
		2015	2014	2013	2015	2014	2013
Subsidiaries of the Company		%	%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100	100	-	-	-
Caledonia Mining Services Limited	Zimbabwe	100	100	100	-	-	-
Caledonia Kadola Limited (4)	Zambia	-	100	100	-	-	-
Caledonia Mining (Zambia) Limited (4)	Zambia	-	100	100	-	(15,499)	(15,499)
Caledonia Nama Limited (4)	Zambia	-	100	100	-	(12,435)	(6,419)
Caledonia Western Limited (4)	Zambia	-	100	100	-	-	-
Mulonga Mining Limited (4)	Zambia	-	100	100	-	-	-
Eersteling Gold Mining Corporation Limited	South Africa	100	100	100	(12,585)	(12,575)	(12,509)
Fintona Investments Proprietary Limited	South Africa	100	100	100	(14,859)	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	South Africa	100	100	100	(3,806)	(3,806)	(5,839)
Greenstone Management Services Limited	United Kingdom	100	100	100	7,846	7,846	1,850
Maid O' Mist Proprietary Limited	South Africa	100	100	100	-	-	-
Mapochs Exploration Proprietary Limited	South Africa	100	100	100	-	-	-
Caledonia Holdings (Africa) Limited	Barbados	100	100	100	-	-	-
Blanket (Barbados) Holdings Limited	Barbados	100	100	100	-	-	-
Blanket Mine (1983) (Private) Limited(3)	Zimbabwe	(2)49	49	49	-	-	-
Blanket Employee Trust Services (Private) Limited (BETS) (1)	Zimbabwe	-	-	-	-	-	-

(1)BETS and the Employee Trust are consolidated as structured entities.
(2)Refer to Note 5, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.
(3)Blanket has no subsidiary companies.
(4)The Zambia operations were closed down during 2015 and the Companies in Zambia were struck of the Companies register on September 2, 2015.

F55

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

29 Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group's CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

The Corporate segment comprise the holding company and Greenstone Management Services Limited (UK) responsible for administrative functions within the group. The Zimbabwe operating segments comprise of Caledonia Holdings Zimbabwe Limited and subsidiaries. The Zambia segments consist of Nama copper project and cobalt project. The South Africa geographical segment comprise a gold mine as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.
Information about reportable segments
2015	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	9,497	48,978	17,016	-	(26,514)	48,977
Royalties	-	(2,455)	-	-	-	(2,455)
Production costs	-	(30,955)	(12,174)	-	13,110	(30,019)
Management fee	-	(4,140)	4,140	-	-	-
Share based payment expense	(24)	-	-	-	-	(24)
Other income	9	55	46	-	-	110
Administrative expenses	(5,802)	(118)	(8,135)	(750)	7,183	(7,622)
Depreciation	-	(3,559)	(42)	-	279	(3,322)
Finance income	-	-	1	-	-	1
Finance expense	(344)	(190)	(2)	-	-	(536)
Foreign exchange gain/(loss)	431	-	2,419	-	-	2,850
Profit before income tax	3,767	7,616	3,269	(750)	(5,942)	7,960
Tax expense	522	(2,616)	(276)	-	-	(2,370)
Profit after income tax	4,289	5,000	2,993	(750)	(5,942)	5,590

F56

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

29 Operating Segments – (continued)
2015	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

Geographic segment assets:
Current (excluding intercompany)	8,857	10,386	4,918	1	(600)	23,562
Non-current (excluding intercompany)	40	50,613	370	-	(1,747)	49,276
Additions to property, plant and equipment	-	18,385	143	-	(335)	18,193
Intercompany balances	74,007	1,509	7,958	-	(83,474)	-

Geographic segment liabilities
Current (excluding intercompany)	(433)	(6,497)	(1,469)	-	-	(8,397)
Non-current (excluding intercompany)	-	(13,621)	(459)	-	-	(14,080)
Intercompany balances	(16,734)	(3,507)	(37,290)	(25,943)	83,474	-

2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	3,719	53,513	7,167	-	(10,886)	53,513
Royalties	-	(3,522)	-	-	-	(3,522)
Production costs	-	(28,536)	(6,256)	-	6,884	(27,908)
Management fee	-	(4,680)	4,680		-
Other income/(expense)	-	16	9	-	-	25
Administrative expenses	(3,115)	(436)	(2,942)	(894)	-	(7,387)
Depreciation	-	(3,522)	(18)	-	-	(3,540)
Impairment	-	(81)	-	(97)	-	(178)
Finance income	14	-	-	-	-	14
Finance expense	-	(154)	-	-	-	(154)
Foreign exchange gain/(loss)	49	-	1,016	-	-	1,065
Profit before income tax	667	12,598	3,656	(991)	(4,002)	11,928
Tax expense	(1,067)	(3,594)	(1,321)	-	-	(5,982)
Profit after income tax	(400)	9,004	2,335	(991)	(4,002)	5,946

F57

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

29 Operating Segments – (continued)
2014	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
Geographic segment assets:
Current	10,768	10,448	11,783	44	(1,300)	31,743
Non-current (excluding intercompany)	48	35,818	306	-	(1,436)	34,736
Additions to property, plant and equipment	-	7,022	47	97	-	7,166
Intercompany balances	101,920	1,503	29,060	-	(132,483)	-

Geographic segment liabilities
Current	(994)	(2,412)	(1,566)	-	-	(4,972)
Non-current (excluding intercompany)	-	(10,571)	(593)	-	-	(11,164)
Intercompany balances	(33,955)	(902)	(72,406)	(25,220)	132,438	-

2013	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

External Revenue	-	63,217	10,309	-	(10,309)	63,217
Royalty	-	(4,412)	-	-	-	(4,412)
Production costs	-	(27,748)	(9,465)		10,599	(26,614)
Management fee	-	(4,680)	4,680	-	-	-
Other income/(expense)	5,602	(5,602)	-	-	-	-
Administrative expenses	(2,788)	(2,311)	(2,237)	-	210	(7,546)
Share-based payment expenses	(66)	-	-	-	-	(66)
Depreciation	-	(3,398)	(15)	-	223	(3,181)
Impairment	-	(88)	(387)	(13,314)	-	(13,789)
Finance income	23	-	-	-	-	23
Finance expense	-	(128)	-	-	-	(128)
Foreign exchange gain/(loss)	108	1	2,268	-	(749)	1,628
Profit before income tax	2,879	14,851	5,153	(13,314)	(437)	9,132
Tax expense	(1,788)	(6,293)	(1,528)	-	-	(9,609)
Profit after income tax	1,091	8,558	3,625	(13,314)	(437)	(477)
F58

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
29 Operating Segments – (continued)
2013	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
Geographic segment assets:
Current	14,084	9,909	9,766	41	-	33,800
Non-Current (excluding intercompany)	51	32,573	309	-	(1,661)	31,272
Expenditure on property, plant and equipment	-	9,185	34	2,560	(383)	11,396
Intercompany balances	56,931	1,658	5,878	-	(64,467)	-

Geographic segment liabilities
Current	(150)	(5,358)	(1529)	(7)	-	(7,044)
Non-current (excluding intercompany)		(8,751)	(686)	-	-	(9,437)
Intercompany balances	(3,367)	(732)	(36,110)	(24,258)	64,467	-

Major customer
Revenues from Fidelity Printers in Zimbabwe amounted to approximately $48,977 (2014: $53,513; 2013:$Nil). Revenues from Rand Refinery in South Africa and Metalor Technologies in Switzerland amounted to $63,217 in 2013.

F59

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
30	Non-controlling interests
Blanket Mine (1983) (Private) Limited NCI % - 16.2%
	2015	2014	2013

Current assets	10,386	10,448	9,909
Non-current assets	50,613	37,322	32,573
Current liabilities	(6,497)	(2,412)	(5,358)
Non-current liabilities	(13,621)	(10,571)	(8,751)
Net assets	40,881	(34,787)	(28,373)

Carrying amount of NCI	1,504	693	(48)

Revenue	48,977	53,515	63,217
Profit	5,000	8,860	15,372
Total comprehensive income	5,000	8,860	15,372

Profit allocated to NCI	811	1,511	2,490
Dividend paid to NCI	-	770	731
31 Subsequent events
i) Gold Hedge
In February 2016, the Company announced it had entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protects the Company if the gold price falls below $1,050 per ounce but gives Caledonia full participation if the price of gold exceeds $1,079 per ounce.  Blanket continues to sell all of its gold production to Fidelity Printers and Refiners Ltd ("Fidelity"), as required by Zimbabwean legislation, and receives the spot price of gold less an early settlement discount of 1.25%.  The maximum cost of the hedge to Caledonia is $435.   The full accounting impact has not been determined at the date of approval of these financial statements.

ii)	Recapitalisation of Blanket Mine (1983) (Private) Limited ("Blanket")
On February 26, 2016 Blanket entered into an agreement to recapitalise its cash resources by issuing shares to current shareholders as follows:
•	Caledonia Holdings Zimbabwe (Private) Limited subscribed for 4,755,556 Founder shares with a par value of $0.012 at $1.051;
•	A-class shareholders (NIEEF, BETS and Fremiro) subscribed for 3,979,140 A-class shares with a par value of $0.005 at $0.57; and
•	GCSOT subscribed for 970,522 B class shares with a par value of $0.005 for a nominal amount of $4.8

F60

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)
31 Subsequent events – (continued)
Founder shares will be paid for in a cash consideration of $5 million funded through Greenstone Management Services Limited (United Kingdom). A class shares will be funded by increasing the Facilitation loans (described in note 5) by $2.27 million on the same terms and conditions as the previous facilitation loan agreements. The B class shares were donated by Blanket. The transaction would not affect the current shareholding structure of the Company and the entity will continue to consolidate Blanket after the transaction.

Reserve Bank of Zimbabwe approval for these share transactions was obtained on March 1, 2016. The transaction is further dependant on the approval by the Zimbabwe Reserve Bank of the $5 million loan from Greenstone Management Services Limited (United Kingdom) to Caledonia Holdings Zimbabwe (Private) Limited, which was received on March 14, 2016. The cash was transferred on March 22, 2016 and the financial effect of the recapitalisation cannot be determined at the date of approval of these financial statements.

iii)	Re-domicile to Jersey

On December 21, 2015 the Company announced that it would seek shareholder approval to re-domicile from Canada to Jersey using a legal process called "Continuance".

The reasons for the proposed Continuance included:

•
the Company has no commercial operations in Canada, hence there is no reason for it to be domiciled in Canada and subject to Canadian taxes and the compliance costs associated with being a Canadian tax entity;

•
Jersey is more conveniently located in relation to the Company's operations in Southern Africa and the majority of its shareholder base which ranges from continental Europe to South Africa and North America; and

•	Canadian withholding tax, which is currently applicable to dividends paid to the Company's shareholders outside Canada, will be eliminated.

On February 18, 2016, shareholder approval was obtained and the Continuance became effective on March 21, 2016. The Continuance has no effect on the Company's existing listings in Toronto and on AIM in London, or the trading facility on the OTCQX in the USA and the company's shares will continue to be traded on these listing and trading platforms after the continuance is completed. The re-domicile to Jersey has no impact on these financial statements.

F61

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, December 31, 2014 and December 31, 2013
(in thousands of United States dollars, unless indicated otherwise)

31 Subsequent events – (continued)

iv)	Share based payment awards

On January 12, 2016, key management were granted Restricted Share Units ("RSU's") and Performance Share Units ("PSU's") pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. 303,225 RSU's and 1,212,903 PSU's were granted and approved by the Compensation Committee of the board of directors on January 12, 2016. 27,419 of the RSU's will vest on December 31, 2016 and 275,806 on December 31, 2018 given that the service condition of the relevant employee(s) are fulfilled at these dates. The value of the vested RSU's will be the amount of RSU's vested multiplied by the Fair Market Value, as specified by the plan, on date of settlement.109,677 PSU's are expected to vest on December 31, 2016 and 1,103,226 on December 31, 2018, dependent on certain performance measures as vesting conditions.

On March 24, 2016 an additional 47,887 RSU's and 191,549 PSU's were granted to Mr. M Learmonth. The RSU's will vest on December 31, 2018 given that the service condition is fulfilled on the same valuation basis as the RSU's granted on January, 12, 2016. The PSU's are expected to vest on December 31, 2018 based on certain performance measures.

The performance measures for all the above grants are determined with reference to the stage of the completion of the central shaft project, gold production targets and production cost per ounce targets.  The vesting amounts of the PSU's are determined by the quantity granted multiplied by the performance multiplier at vesting date. The performance multiplier varies between zero and 70% of target, to a maximum multiplier of 200%, if 200% of the performance measure targets are met.  The settlement amounts of the PSU's are determined by the number of PSU's vested multiplied by the Fair Market Value, as specified by the Plan, on date of settlement.

Both RSU's holders are entitled to receive cash equivalent dividends on the common shares of the Company from and after the date of grant until the settlement date, and such dividends will be automatically reinvested in additional RSU's at the then applicable RSU's Share Price.  PSU's holders are entitled to receive cash equivalent dividends on the underlying common shares of the Company from and after the vesting date until the settlement date, and such dividends will be automatically reinvested in additional PSU's at the then applicable PSU's Share Price.

All RSU's and PSU's awards will be settled in cash.  No shares of the Company will be issued in connection with the RSU's and PSU's awards.  The total financial effect of the share based payment transaction has not been determined at the date of approval of these financial statements.

v)	Dividend Policy
On January 5, 2016 Caledonia announced that the revised dividend policy would amount to an annual dividend of 4.5 United States cents per annum, paid quarterly.
F62

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Date April 4, 2016
CALEDONIA MINING CORPORATION
By:	/s/ Steven Curtis
Steven Curtis Chief Executive Officer