Form 20-F
period 2016-12-31
CALEDONIA MINING CORP
filed 2017-03-30
CIK 766011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 20-F
ANNUAL REPORT

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Caledonia Mining Corporation Plc
(“Previously Caledonia Mining Corporation”)
3rd Floor, Weighbridge House, St Helier, Jersey, JE2 3NF
(Address of principal executive offices)

Mark Learmonth, +44 1534 679 800, marklearmonth@caledoniamining.com, 3rd Floor, Weighbridge House, St Helier, Jersey Channel Islands, JE2 3NF
(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares, without par value	52,787,428
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or stock as of the closing of the period covered by the annual report: 52,787,428 (Common shares or shares)

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

TABLE OF CONTENTS

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		8
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		8
ITEM 3 - KEY INFORMATION		8
A.	Selected Financial Data	8
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4 - INFORMATION ON THE COMPANY		18
A.	History and Development of the Company	18
B.	Business Overview	20
C.	Organizational Structure	26
D.	Property, Plant and Equipment	27
ITEM 4A - UNRESOLVED STAFF COMMENTS		27
ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS		27
A.	Operational Results	27
B.	Liquidity and Capital Resources	32
C.	Research and development, patents and licences	34
D.	Trend Information	34
E.	Off-Balance Sheet Arrangements	34
F.	Tabular Disclosure of Contractual Obligations	34
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		34
A.	Directors and Senior Management	34
B.	Compensation	39
C.	Board Practices	40
D.	Employees	40
E.	Share Ownership	41
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		42
A.	Major Shareholders	42
B.	Related Party Transactions	42
C.	Interests of Experts and Counsel	43
ITEM 8 - FINANCIAL INFORMATION		43
A.	Consolidated Statements and Other Financial Information	43
B.	Significant Changes	44
ITEM 9 - THE OFFERING AND LISTING		44
A.	Offering and Listing Details	44
ITEM 10 - ADDITIONAL INFORMATION		47
A.	Share Capital	47
B.	Articles of Association	47
C.	Material Contracts	48
D.	Exchange Controls	48
E.	Taxation	48
F.	Dividends and Paying Agents	52
G.	Statement by Experts	52
H.	Documents on Display	52
I.	Subsidiary Information	53
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		53
A.	Currency Risk	53
B.	Interest Rate Risk	54
C.	Concentration of Credit Risk	55
D.	Liquidity Risk	55
E.	Commodity Price Risk	55
ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		55
ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES		55
ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		55
ITEM 15 - CONTROLS AND PROCEDURES		56
ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT		57
ITEM 16B - CODE OF ETHICS		57
ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES		57
ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		57
ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		57
ITEM 16F - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT		58
ITEM 16G - CORPORATE GOVERNANCE		58
ITEM 16H - MINE SAFETY DISCLOSURE		58
ITEM 17 - FINANCIAL STATEMENTS		58
ITEM 18 - FINANCIAL STATEMENTS		58
ITEM 19 – EXHIBITS		59

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F ("Annual Report") and the exhibits attached hereto contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia Mining Corporation Plc’s (“Caledonia” or the “Company”) current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this Annual Report include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates, Caledonia’s plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments.   This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each annual report, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

STATUS AS AN EMERGING GROWTH COMPANY
We are an “emerging growth company” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an "accelerated filer" or a "larger accelerated filer". In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.
CHANGE OF DOMICILE
On February 18, 2016 a special meeting of Caledonia’s shareholders voted to approve the re-domicile of the Company from Canada to Jersey, Channel Islands by a process called continuance (the “Continuance”). Caledonia’s board of directors subsequently resolved to proceed with the Continuance which became effective on March 19, 2016 whereupon the Company also adopted new charter documents and changed its name to Caledonia Mining Corporation Plc.  Following the Continuance, Caledonia is domiciled in Jersey, Channel Islands, for legal and tax purposes; Caledonia’s shares continue to be listed and traded on the Toronto Stock Exchange, depositary interests representing the shares are admitted to trading on AIM of the London Stock Exchange plc (“AIM”) and its shares continue to be traded on the OTCQX in the United States of America.
NON-IFRS FINANCIAL INFORMATION
This Annual Report contains financial statements of the Company prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  In addition, this Annual Report also contains non-IFRS financial measures (“Non-IFRS Measures”) including “on-mine cost per ounce”, “all-in sustaining cost per ounce”, “all-in cost per ounce”, “average realized gold price” and “adjusted earnings per share” as we believe these are useful metrics for measuring our performance. However, these Non-IFRS Measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS.

FOREIGN PRIVATE ISSUER FILINGS
We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirement for “foreign private issuers”.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

This Annual Report has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the Securities Act. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. All references in this Annual Report to the terms “we”, “our”, “us”, “the Company” and “Caledonia” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3 - KEY INFORMATION
A.	Selected Financial Data
The following tables present our selected consolidated financial data. You should read these tables in conjunction with our audited Consolidated Financial Statements and accompanying notes included in Item 18 of this Annual Report and “Operating and Financial Review and Prospects” included in Item 5 of this Annual Report.

The selected consolidated financial information set forth below has been derived from our audited Consolidated Financial Statements that are prepared in accordance with IFRS, which differ in certain respects from the principles we would have followed had our Consolidated Financial Statements been prepared in accordance with U.S. GAAP. The selected consolidated financial information should be read in conjunction with our Consolidated Financial Statements and related notes thereto.

Financial – All in USD’000’s unless indicated otherwise	2016	2015	2014(2)	2013(2)	2012(2)
Revenue	61,992	48,977	53,313	63,217	75,236
Gross Profit	23,492	13,181	18,543	29,010	40,923
Net Income /(Loss) – after tax from operations	11,085	5,590	5,946	(477)	7,122
Net Income /(Loss) – after tax from continuing operations	11,085	5,590	5,946	(477)	7,122
Profit attributable to owners of the Company	8,526	4,779	4,435	(2,967)	8,515
Net cash and cash equivalent	14,335	10,880	23,082	21,901	28,125
Current Assets	25,792	23,562	31,743	33,800	35,525
Total Assets	90,709	72,838	66,479	65,072	72,297
Current Liabilities	9,832	8,397	4,972	7,044	9,341
Long Term Liabilities	21,560	14,080	11,164	9,437	6,973
Working Capital	15,960	15,165	26,771	26,756	26,184
Net Assets	59,317	50,361	50,343	48,591	55,983
Total Capital Expenditures (Cash)	19,885	16,567	6,150	11,396	7,910
Dividend per share – cents (1)	4.9	4.8	5.4	9.8	-
Earnings/(loss) per share – cents (1)	15.9	8.9	8.4	(5.4)	17.2
Diluted earnings/(loss) per share – cents (1)	15.8	8.9	8.4	(5.4)	17.2

Share Information

	2016	2015	2014	2013	2012
Market Capitalization (Thousands) at December 31 (3)	60,178	32,209	31,791	39,088	46,301
Shares Outstanding (Thousands)(1)	52,787	52,078	52,117	52,117	51,446
Options Outstanding (Thousands)(1)	461	2,241	2,565	2,848	3,330

(1)	All dividend per share, earnings per share, diluted earnings per share and option numbers are stated on the basis of the 1:10 reverse split that took place in 2013.
(2)	All amounts before January 1, 2015 have been restated to United States Dollar (“USD”) or (“$”).
(3)	Based on the OTCQX share price quoted in USD.

B.	Capitalization and Indebtedness
Caledonia financed all its operations using funds on hand, those generated by its operations and by an increase in its debt facilities.  No equity financing took place in 2016 (other than the receipt of proceeds from the exercise of share options). Blanket Mine (1983) (Private) Limited (“Blanket” or “Blanket Mine”, being the company or, as the context requires, the mine (the “mine”) owned by the company) has an unsecured $2 million overdraft facility in Zimbabwe which is repayable on demand. At December 31, 2016, the facility was undrawn.  In October 2016, Blanket drew down a $3 million two-year term facility all of which remained payable as at December 31, 2016, with the first repayment falling due and being duly paid in January 2017.

C.	Reasons for the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
An investment in our shares involves a high degree of risk and should be considered speculative. You should carefully consider the following risks set out below and other information before investing in our shares.  If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of our shares could decline and all or part of any investment may be lost.

Our operations are highly speculative due to the high-risk nature of our business, which include the acquisition, financing, exploration, development of mineral infrastructure and operation of mines. The risks and uncertainties set out below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial, may also impair our operations. If any of the risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our shares could decline and investors could lose part or all of their investment. Our business is subject to significant risks and past performance is no guarantee of future performance.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

Our revenues, operations and exploration and development projects are, and are expected to be, heavily derived from and influenced by the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years.  The price of gold is affected by numerous factors beyond our control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes and; inventory carrying costs.  The effect of these factors on the price of gold, and therefore the economic viability of our operations cannot be accurately predicted.  In February 2016, the Company entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protected the Company if the gold price fell below $1,050 per ounce and gave the Company full participation if the price of gold exceeded $1,079 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment and was closed out in August 2016. The derivative contract resulted in a loss of $435,000 included in profit or loss. The Company settled the loss with the $435,000 margin call deposited at the inception of the hedge transaction. During the year Blanket continued to sell all of its gold production to Fidelity Printers and Refiners Ltd (“Fidelity”), as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25%. No gold hedge was in place as at December 31, 2016 giving the Company full exposure to gold price fluctuations.

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

Infrastructure, including electricity supplies, that is currently available and used by us may, as result of natural disaster, incorrect or inadequate maintenance, sabotage or for other reasons, be destroyed or made unavailable or available in a reduced capacity.  Were this to occur, operations at our properties may become more costly or have to be curtailed or even terminated, potentially having serious adverse consequences to our financial condition and viability that could, in turn, have a material adverse effect on our business, results of operations or financial performance. Blanket also has a combined 16MW of installed stand-by diesel generating capacity which is sufficient to allow all mining and processing activities and shaft-sinking work at the central shaft to continue if there are any interruptions to the Zimbabwe Electricity Supply Authority (“ZESA”) supply.

We do business in countries and jurisdictions outside of the United States where different economic, cultural, regulatory and political environments could adversely impact our business, results of operations and financial condition.

The jurisdictions in which we operate are unpredictable. Assets and investments in these foreign jurisdictions are subject to risks that are usually associated with operating in a foreign country and any of these could result in a material adverse effect on our business, results of operations or financial performance.  These risks include, but are not limited to, access to assets, labor disputes and unrest; arbitrary revocation of government orders, approvals, licenses and permits; corruption; uncertain political and economic environments; bribery; war; civil disturbances and terrorist actions; sudden and arbitrary changes to laws and regulations; delays in obtaining government permits; limitations on foreign ownership; more onerous foreign exchange controls; currency devaluations; import and export regulations; inadequate, damaged or poorly maintained infrastructure; and endemic illnesses. There can be no guarantee that governments in these jurisdictions will not unilaterally expropriate the property of companies that are involved in mining.

Caledonia’s mining operations are conducted in Zimbabwe and, as such, these operations are exposed to various levels of political, economic and other risks and uncertainties in addition to those set out above.  These risks and uncertainties include, but are not limited to, expropriation and nationalization, or mandatory levels of Zimbabwean ownership beyond currently mandated levels; renegotiation, nullification or partisan terms of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In 2009, the government of Zimbabwe made foreign currencies legal tender in Zimbabwe and abolished the Zimbabwe dollar. However, there is no guarantee that the Zimbabwe government will not reintroduce the local currency.  The approval of the Reserve Bank of Zimbabwe (“RBZ”) is required for all flows of money into and out of Zimbabwe. Caledonia and its subsidiaries have not encountered difficulty in obtaining the necessary approval from the RBZ. Zimbabwe is experiencing a shortage of currency inflows, which means that foreign payments from Zimbabwe may encounter delays in execution.

If one of more of these risks occur, it could have a material and adverse effect on our business, results of operations or financial performance.

Furthermore, the royalty rate in Zimbabwe is subject to change. Effective January 1, 2012, Zimbabwe increased the gross royalty payable to the Zimbabwe government from 4.5% to 7% of the gross revenues received by mining companies operating in Zimbabwe from gold sales. Effective January 1, 2014, there was a change in the regulations which means that the royalty payable to the Zimbabwe government was no longer allowable as a deduction for the purposes of calculating income tax.  With effect from October 1, 2014 the royalty rate was reduced to 5%.  Changes to Zimbabwean legislation in January 2014 required all Zimbabwean gold producers to sell their production to Fidelity for a sale value which represents 98.75% of the value of the gold contained.  Prior to this change, Blanket Mine sold its gold to a non-Zimbabwean refiner and received 100% of the value of the gold contained. With effect from February 3, 2015, Blanket receives 98.75% of the value of the gold it delivers to Fidelity.  In an attempt to stimulate increased gold production, the Government of Zimbabwe reduced the royalty rate applicable to large scale gold producers in Zimbabwe from 5% to 3% for sales in 2016 that exceed the sales made in 2015. In 2016 Blanket sold 7,326 more ounces than it sold in 2015, which resulted in a reduction in the royalty charge of approximately $181,000.

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
- expropriation or nationalization of property or assets;
- foreign exchange controls;
-             government mandated social expenditures;
-	import and export regulation, including restrictions on the sale of production in foreign currencies;

- industrial relations and the associated stability thereof;
- inflation of cost that is not compensated for by a currency devaluation;
-	requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, which, possibly, the foreign company must subsidize;
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

Blanket Mine is our principal mining asset. In addition, Blanket Mine has title to numerous but smaller satellite properties in the surrounding Gwanda greenstone terrain. These satellite properties are in the exploration stage and are without any known bodies of commercial ore. Further development of the properties will only proceed upon obtaining satisfactory exploration results. There is no assurance that our mineral exploration activities will result in any discoveries of commercial bodies of mineral reserves.  The long-term profitability of our operations will, in part, be directly related to the costs and success of our exploration programs, which may be affected by a number of factors.

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

Credit risk is the risk that a party with a contractual obligation with us will default causing a loss.  New regulations introduced by the Zimbabwean Ministry of Finance in January 2014 require that all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of our production from Blanket Mine is sold to Fidelity. To date, Blanket has received all payments due from Fidelity in full and on time.  This arrangement introduces a credit risk, beyond our control, that receivables and contractual performance due from Fidelity will not be paid or performed in a timely manner, or at all. If Fidelity or the Zimbabwean government were unable or unwilling to conduct business with us, or satisfy obligations to us, we could experience a material adverse effect upon our operations and financial performance.

From May 2016 the RBZ announced a 2.5% export incentive for large scale gold producers. In terms of the directive the Blanket Mine will receive an additional 2.5% on all proceeds of gold sales to Fidelity. As at March 30, 2017 all export incentive payments outstanding as at December 31, 2016 were received in USD. In January 2017, Blanket Mine was awarded an additional export incentive credit of 1% of sale proceeds, thus the total export incentive in 2017 is expected to be 3.5% of revenues.

The mining industry is highly competitive and there is no guarantee we will always be able to compete effectively.

The mining industry is a highly diverse and competitive international business.  The selection of geographic areas of interest are only limited by the degree of risk a company is willing to accept by the acquisition of  properties in emerging or developed markets and/or prospecting in explored or virgin territory.  Mining, by its nature, is a competitive business with the search for fresh ground with good exploration potential and the raising of the requisite capital to move projects forward to production. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. We will compete with other interests, many of which have greater financial resources than we will have, for the opportunity to participate in promising projects. Such competition may have better access to potential resources, more developed infrastructure, more available capital, have better access to necessary financing, and more knowledgeable and available employees than us. We may encounter competition in acquiring mineral properties, hiring mining professionals, obtaining mining resources, such as manpower, drill rigs, and other mining equipment. Such competitors could outbid us for potential projects or produce gold at lower costs. Increased competition could also affect our ability to attract necessary capital funding or acquire suitable properties or prospects for gold exploration or production in the future. Significant capital investment is required to achieve commercial production from successful exploration and development efforts.  Globally, the mining industry is prone to cyclical variations in the price of the commodities produced by it, as dictated by supply and demand factors, speculative factors and industry-controlled marketing cartels.  Nature provides the ultimate uncertainty with geological and occasionally climatic surprises. Commensurate with the acceptance of this risk profile is the potential for high rewards. If we are unable to successfully compete for properties, capital, customers or employees it could have a materially adverse effect on our results of operations.

We are required to facilitate the economic participation of certain indigenous groups in our business and there can be no assurance that such required participation will be at fair market value.

The government of Zimbabwe has introduced legislation (typically referred to as indigenisation) requiring companies to facilitate participation in their shareholdings and business enterprises by the indigenous population.  It is not assured that such interests will be paid for at full fair value, which may result in increased political and economic risks of operating in that area. As reported Blanket Mine has complied with the requirements of the Indigenisation and Economic Empowerment Act in Zimbabwe whereby indigenous shareholders legally own 51% ownership of Blanket Mine since September 2012. Refer to note 5 of the Consolidated Financial Statements for additional information on the indigenisation transaction.

We currently do not depend on our ability to successfully access the capital and financial markets. However, should our financial position change any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue investments that we may rely on for future growth.

We expect that, for at least fiscal years 2017 through to 2021, we can fund all of our current exploration, development and production operations from cash on hand, overdraft and debt facilities and cash generated from operating activities.

Depending on our ability to generate income from our operations, we may require further financing for current and future exploration and development.  Should our projections for fiscal years 2017 through to 2021 prove incorrect, in order to finance our working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

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

Our share price has been and is likely to continue to be volatile and an investment in our shares could suffer a decline in value.

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where we operate, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price. Our shares are listed on the Toronto Stock Exchange and depository interests representing our shares are admitted to trading on AIM. Our shares are also quoted in the U.S. on the OTCQX. (The use of the term “share” in this Annual Report also, where the context requires, extends to a depositary interest representing a share.)

You should consider an investment in our shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The market price of our shares may be highly volatile and subject to wide fluctuations. In addition, the trading volume of our shares may fluctuate and cause significant price variations to occur. If the market price of our shares declines significantly, you may be unable to resell your shares at or above the purchase price, if at all. We cannot assure you that the market price of our shares will not fluctuate or significantly decline in the future. Factors affecting our share price include but are not limited to:

•	actual or expected fluctuations in our operating results;
•	actual or expected changes in our growth rates or our competitors’ growth rates;
•	changes in the market price of gold;
•	changes in the demand for gold;
•	high extraction costs;
•	accidents;

•	changes in market valuations of similar companies;
•	additions to or departures of our key personnel;
•	actual or anticipated fluctuations in our quarterly operating results or those of our competitors;
•	publication of research reports by securities analysts about us or our competitors in the industry;
•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•	fluctuations of exchange rates between the USD and the South African rand;
•	changes or proposed changes in laws and regulations affecting the gold mining industry;
•	changes in trading volume of our shares on the TSX, AIM or the OTCQX;
•	sales or perceived potential sales of our shares by us, our directors, senior management or our shareholders in the future;
•	short selling or other market manipulation activities;
•	announcement or expectation of additional financing efforts;
•	terrorist acts, acts of war or periods of widespread civil unrest;
•	natural disasters and other calamities;
•	litigation involving us, including: shareholder litigation, investigations or audits by regulators into our operations; or proceedings initiated by our competitors or clients;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	the passage of legislation or other regulatory developments affecting us or our industry;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us; and
•	conditions in the U.S., Canadian and United Kingdom financial markets or changes in general economic conditions.

We are dependent on key management employees.

Our success depends (i) on the continued contributions of our directors, executive officers, management and consultants, and (ii) on our ability to attract new personnel whenever we seek to implement our business strategy.   The loss of the services of any of these persons could have a materially adverse effect on our business, prospects results of operations and financial performance. The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. There is no assurance that we will always be able to locate and hire all of the personnel that we may require.  Where appropriate, we engage with consulting and service companies to undertake some of the work functions.

Our mineral rights may be subject to defects in title.

We are not currently aware of any significant competing ownership claims or encumbrances respecting title to our properties.  However, the ownership and validity or title of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Although we have taken reasonable measures to ensure proper title to our properties, there is no guarantee of title to our properties or that competing ownership claims or encumbrances respecting our properties will not be made in the future. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claims to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. We may incur significant costs related to defending the title to our properties. A successful claim contesting our title to a property may cause us to compensate other persons or perhaps reduce our interest in the affected property or lose our rights to explore and, if warranted, develop that property. This could result in us not being compensated for our prior expenditures relating to the property. Also, in any such case, the investigation and resolution of title issues would divert our management’s time from ongoing exploration and, if warranted, development programs. Any impairment or defect in title could have a negative impact on us.

We are subject to operational hazards and risks that could have a material adverse effect on our business, results of operations and financial performance.

We are subject to risks typical in the mining business.  These include, but are not limited to, operational issues such as unexpected geological conditions or earthquakes causing unanticipated increases in the costs of extraction or leading to falls of ground and rock bursts, particularly as mining moves into deeper levels.  Major cave-ins, flooding or fires could also occur under extreme conditions.  Although equipment is monitored and maintained and all staff receive safety training, accidents caused by equipment failure or human error could occur.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  As a result, we may incur significant liabilities and costs that could have a material adverse effect upon our business, results of operations and financial performance.

Lawsuits may be filed against us and an adverse ruling in any such lawsuit could have a material adverse effect on our business, results of operations and financial performance.

We may become party to legal claims arising in the ordinary course of business.  There can be no assurance that unforeseen circumstances resulting in legal claims will not result in significant costs or losses. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations. Even if we prevail in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition. In the event of a dispute arising in respect of our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States of America, Canada, the United Kingdom, Jersey or international arbitration.  The legal and political environments in which we operate may make it more likely that laws will not be enforced and that judgments will not be upheld.  If we are unsuccessful in enforcing our rights under the agreements to which we are party to or judgments that have been granted, or if laws are not appropriately enforced, it could have a material adverse effect on our business, results of operations and financial performance.

We face risks related to illegal mining at Blanket Mine and no assurance can be provided that such illegal mining will not have a material adverse effect on our business, results of operations and financial performance.

Illegal mining activities on properties controlled by Blanket have been identified.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases but there can be no guarantee that the support from the Zimbabwean police will continue and whether their support will stop illegal mining activities.

Most of our employees are members of the Associated Mine Workers Union of Zimbabwe and any work stoppage or industrial action implemented by the union may affect our business, results of operations and financial performance.

Most of the employees are members of the Associated Mine Workers Union of Zimbabwe.  Pay rates for all wage-earning staff are negotiated on a Zimbabwe industry-wide basis between the union and representatives of the mine owners.  Any industrial action called by the union may affect our operations even though our operations may not be at the root cause of the action. Strikes, lockouts or other work stoppages could have a material adverse effect on our business, results of operations and financial performance.  In addition, any work stoppage or labor disruption at key customers or service providers could impede our ability to supply products, to receive critical equipment and supplies for our operations or to collect payment from customers encountering labor disruptions.  Work stoppages or other labor disruptions could increase our costs or impede our ability to operate.

There can be no assurance that changes to any environmental, health and safety laws to which we are currently subject would not adversely affect our exploration and development programs.

Our exploration, development and operations are subject to environment, health and safety laws and regulations (“EH&S”) in the countries in which the relevant activity is being conducted.  There is no assurance that future changes in EH&S, if any, will not adversely affect our exploration and development programs or our operations.  There is no assurance that regulatory and environmental approvals required under EH&S will be obtained on a timely basis or if at all. A breach of EH&S may result in the temporary suspension of operations, the imposition of fines, other penalties (including administrative penalties and regulatory prosecution), and government orders, which could potentially have a material adverse effect on operations.

We may enter into acquisitions or other material transactions at any time.

We continually seek to replace and expand our reserves through the exploration of our existing properties and may expand through acquisitions of interests in new properties or of interests in companies which own such properties.  Acquisitions involve a number of risks, including: the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; the possibility that we may pay more than the acquired company or assets are worth; the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of integrating the operations and personnel of an acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; the inability to integrate, train, retain and motivate key personnel of an acquired business; and the potential disruption of our ongoing business and the distraction of management from its day-to-day operations.  These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and may have a material adverse effect on our business, results of operations and financial performance.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that is not a foreign private issuer or that files as a domestic issuer.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be subject to additional restrictions on offers and sales of securities outside the United States and would have to comply with the generally more restrictive Regulation S requirements under the Securities Act that apply to U.S. domestic companies, which could limit our ability to access capital markets in the future. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our shares less attractive to investors and, as a result, adversely affect the price of our shares and result in a less active trading market for our shares.

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

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our shares less attractive because of our reliance on some or all of these exemptions. If investors find our shares less attractive, it may adversely impact the price of our shares and there may be a less active trading market for our shares.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC or more);

•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non- convertible debt; or

•
the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700,000,000 as of the last day of our most recently-completed second fiscal quarter.

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

If either we are unable to conclude that we have effective internal controls over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our shares could decline and we may be subject to litigation or regulatory enforcement actions.

ITEM 4 - INFORMATION ON THE COMPANY

A.	History and Development of the Company
Caledonia Mining Corporation Plc (previously Caledonia Mining Corporation) was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies, it was registered at the time under the Canada Business Corporations Act.

Following the creation of Caledonia its shares were listed for trading on the Toronto Stock Exchange and quoted on the NASDAQ small caps market.   On October 16, 1998, Caledonia announced that NASDAQ would no longer quote its securities for trading.  Caledonia’s stock then commenced trading on NASDAQ’s OTCQX.  In June 2005, Caledonia was admitted to AIM under the ticker symbol “CMCL”.  Our Toronto Stock Exchange trading symbol is “CAL”.  Effective October 10, 2011 the shares commenced trading in the U.S. on the OTCQX under the ticker symbol CALVF.

Effective March 19, 2016, the Company re-domiciled from Canada to Jersey using a legal process called “Continuance”. The Continuance had no effect on the Company’s listings in Toronto and trading on AIM in London, or the trading facility on the OTCQX in the USA.

The addresses and telephone numbers of Caledonia’s principal offices are:

Registered and Head Office	African Office - South Africa

Caledonia Mining Corporation Plc	Caledonia Mining South Africa Proprietary Limited
3rd Floor, Weighbridge House, St Helier	4th Floor, 1 Quadrum office park
Jersey, Channel Islands	Johannesburg, Gauteng, 2198
JE2 3NF	South Africa
(44) 1534 679 9800	(27) 11 447 2499

Background

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwean company, Caledonia Holdings Zimbabwe (Private) Ltd (“CHZ”), which held the shares of Blanket Mine (1983) (Private) Limited, the owner of the operating Blanket Mine.  The purchase consideration was $1,000,000 and the issuance to the vendor of 20,000,000 shares in the capital of Caledonia.  Because the Company bought the shares of the company owning the Blanket Mine it thereby acquired all of the assets of that company and assumed all of its liabilities.

Description of Our Business

Caledonia’s activities are focused on Blanket Mine in Zimbabwe.  The Company’s business during the past three completed fiscal years has been focused primarily on the operation of the Blanket Mine and increasing gold production at Blanket Mine.

Generally, gold mining, development and exploration in Southern Africa is not seasonal, except where heavy seasonal rainfall can affect surface mining or exploration.

Total gold production at Blanket Mine for 2016 was 50,351oz (2015: 42,804 oz.; 2014: 41,771 oz.).  The aggregate production at Blanket Mine from January 1, 2017 to February 28, 2017 was 8,013 oz.

Indigenisation of Blanket Mine

During 2012, to comply with Zimbabwean law that requires indigenous Zimbabweans own at least 51% of Blanket Mine, CHZ entered into agreements to transfer a 51% ownership interest in Blanket Mine which did the following:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•
sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (the “Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

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

Blanket Mine suspended dividend payments in December 2014 so that it could fund the capital projects in terms of the Investment Plan (see below) and had a moratorium of interest on the facilitation and advanced dividend loans from December 31, 2014 to July 31, 2016. Blanket Mine resumed dividend payments on August 1, 2016 as a result of which the moratorium of interest on the facilitation and advance dividend loans ended.

The facilitation loans were declared by CHZ (Blanket Mine’s parent company) to a wholly-owned subsidiary of Caledonia, as a dividend in specie.

Employees

As of December 31, 2016, the Company’s employees comprised of 782 permanent employees and 521 contractors. Of this number, Blanket Mine has 764 permanent employees and 518 contractors.

Significant Acquisitions or Developments

Caledonia did not complete any significant dispositions or significant acquisitions for which disclosure is required since the end of the most recently completed financial year.

B.	Business Overview
Mining and On-Mine Exploration Activities:

Gold Production

Background

Blanket Mine is located approximately 560 km south of Harare, the capital city of Zimbabwe and 150 km south of Bulawayo, the country’s second largest city.  The town of Gwanda, the provincial capital of Matabeleland South, is located 16 km southeast of the mine and is approximately 197 km north north-west of the South African border post of Beit Bridge.  The mine is situated in the Gwanda Greenstone Belt from which gold was first produced in the 1800’s.  Blanket Mine holds extensive exploration properties throughout this belt. The Blanket Mine property was first staked in 1904 with mining and metallurgical plant operations starting in 1906 and has since produced over a million ounces of gold.

Geological Setting

Like most of the gold mines in Zimbabwe, Blanket Mine is situated in a typical Archaean greenstone terrain, the 70 km long by 15 km wide Gwanda greenstone belt.  This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada.  The Blanket Mine property is the largest of the three remaining large gold producers in a greenstone belt that has given rise to approximately 268 gold mines.

Property Geology

Blanket Mine is part of the group of mines that makes up the North Western Mining Camp also called the Sabiwa Group of mines. Blanket Mine consists of 9 deposits forming a north-south trend, extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies. The geological sequence strikes north-south, dips near-vertically and consists, from east to west, of three main units, a lower Felsic Unit overlain by a Mafic Unit which is in turn capped by an Intermediate Unit to the west. The basal Felsic Unit consists of quartz-sericite schist and is not known to be mineralized. The overlying central Mafic Unit is comprised of a lower sequence of ultramafic (komatiitic) lava flows interlayered with banded iron formation and an upper mafic lava sequence of massive and pillowed lavas. The banded iron formation layers host the mineralized bodies of the adjacent Vubachikwe Mine complex to the south while the Mafic Unit hosts the active Blanket Mine ore bodies in the northern section. The andesitic Intermediate Unit which lies to the west, caps this whole stratigraphy and in not gold-bearing.  A sub-horizontal regional dolerite sill cuts the entire sequence from Blanket through to Vubachikwe Mine.

Characteristics of the Blanket Mine deposits

Ore bodies at Blanket Mine are of hydrothermal origin and are associated with a syn-metamorphic regionally developed transgressive deformation zone in the Mafic Unit lavas up to 500 metres wide. The deformation zone is characterized by areas of sheared rock wrapping around unsheared remnants of the original basaltic lava flows.  It is within the highly sheared zones that the majority of the ore bodies occur. Two main types of gold mineralization are recognized, viz. disseminated sulphide replacement reefs which are massive to pipe-like bodies, and quartz reefs and shears which are tabular. At Vubachikwe Mine gold mineralization is hosted within the lower zone of the Mafic Unit, which comprises ultramafic rocks and banded iron formations. Gold-bearing sulphide minerals occur as a replacement of iron-rich minerals in fold hinge zones. Ore bodies occurs in near-vertical shoots along an approximate north−south axis.

Disseminated Sulphide Replacement Type Mineralization: Most of the ore shoots at Blanket Mine are of the disseminated sulphide replacement (DSR) type mineralization. The ore shoots displaying DSR type mineralization have a siliceous core with fine-grained arsenopyrite towards the periphery. These fine sprays of disseminated arsenopyrite host the best gold grades. Surrounding the massive siliceous zone is a lower grade aureole of biotite-chlorite schist. The outermost chlorite-carbonate schist zone shows a further decline in grade. Disseminated sulphide replacement ore bodies range in width up to 30 m in the case of the AR ore bodies which are lensoid in plan and have a strike to maximum width ratio of about 2:1.  The remaining DSR bodies have widths up the 10 m and strike between 60 m and 90 m in length.

Quartz Reef Mineralization: Two quartz-filled shear zones are mined at Blanket Mine, viz. the Blanket Quartz Reef and the Eroica Reef. These reefs have long strike lengths but are not uniformly mineralized. Grade fluctuations are more extreme in the quartz reefs than in the DSR type reefs but on average these quartz shears have higher grades and are used as a sweetener of ore to the mill. The Quartz Reef at Blanket has a surface strike of some 500 m and width up to 5 m, diminishing with depth, with an average dip of 55° to the west.

Gold: Of the total gold content in the ore, about 50% is free-milling while the remainder is occluded within arsenopyrite. Blanket ores are not refractory and plant recoveries of 93% are typically achieved. Silver constitutes about 10% of the gravity gold, which is normal for greenstone gold deposits.

Mineral Resource and Mineral Reserve Calculations

The Technical Report dated December 1, 2014 relating to the Blanket Mine was prepared by Minxcon Pty Ltd (“Minxcon”), in compliance with NI 43-101. Minxcon is a mining industry consulting company based in South Africa.  Minxcon reviewed the mineral reserve and mineral resource calculation procedures for the Blanket Mine as at August 31, 2014.  Minxcon’s mineral resource and mineral reserve estimates are set out in the following tables:

MINERAL RESOURCES – (August 2014)

Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,572,733	3.91	197,606
Indicated Resources	2,478,902	3.77	300,288
Total Measured and Indicated	4,051,635	3.82	497,895
Inferred Resources*	3,344,831	5.11	549,963

Notes:
1.	Resource estimate is based on a gold price of US$1,300/oz.
2.	Mineral Resources are stated at a 1.96 g/t cut-off.
3.	Tonnages are stated at an in-situ relative density of 2.86 t/m3.
4.	Inferred Resources are expressed separately from the Measured and Indicated category.

*Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or any part of the inferred resource will be upgraded to a higher resource or reserve category.

MINERAL RESERVES – (October, 2014)

Mineral Reserve Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	856,005	3.40	93,638
Probable Reserves	2,077,828	3.78	252,758
Total Proven & Probable Reserves	2,933,833	3.67	346,396

Notes:
1.	As noted above, Mineral Reserves are also included in the above table of Mineral Resources.
2.	Reserve estimate is based on a gold price of US$1,250/oz. and a cash cost of US$71/tonne milled.
3.	Blanket Mine’s pay limit (cut-off grade) is 2.03 g/t.
4.	Reserve tonnages have been diluted by 5 to 10% at zero grade to yield RoM tonnages (delivered to mill).

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

The above tables use the terms “inferred resources” and “indicated resources.”  While these terms are recognized and required by Canadian regulations, the SEC does not recognize them.  They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resource will ever be upgraded to a higher category.  Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

The full Technical Report can be viewed on the Company’s website – www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Since the calculation of the above resource estimates as at August 31, 2014, the Company has mined 1,082,242 tonnes with an average recovered gold grade of 3.16 grams per tonne, the majority of which has been from within the reserve blocks to produce 106,513 ounces of gold at a recovery of 93.0%.   An updated internal estimate of Blanket Mine’s mineral reserves and resources as at December 31, 2016 has been prepared by Blanket Mine’s Technical Department following the standards and procedures required by NI 43‑101. In preparing the Mineral Resource and Mineral Reserve estimates, the following assumptions and modifying factors were applied. A cut-off grade (pay limit) of 1.81 g/t based on a gold price of US$1,300/oz. and a cash cost of US$65/t, were applied for both the Mineral Resources and Mineral Reserves. Tonnages were increased by between 5% and 10% to allow for dilution at zero grade and the grade adjusted accordingly. A metallurgical recovery of 93% was applied, equivalent to the current achieved recovered grade.  The Mineral Reserve and Mineral Resource estimates included in this Annual Report have been reviewed and approved by Dr Trevor Pearton, Caledonia’s qualified person (within the meaning of NI 43-101) and the results are presented in the following tables:

MINERAL RESOURCES – December 31, 2016

Mineral Resource Category	Tonnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Measured Resources	1,532,000	4.04	198,800
Indicated Resources	3,408,700	4.31	472,600
Total Measured and Indicated	4,940,700	4.23	671,400
Inferred Resources*	3,764,000	4.99	604,000

Notes:
1.	Resource estimate is based on a gold price of US$1,300/oz. and a cash cost of US$65/t.
2.	Mineral Resources are stated at a 1.81 g/t cut-off.
3.	Mineral Resources are reported inclusive of Mineral Reserves.
4.	Tonnages are rounded to the nearest 100 and ounces to the nearest 100.
5.	Tonnages are stated at an in-situ relative density of 2.86 t/m3.
6.	Inferred Resources are expressed separately from the Measured and Indicated category.

*
Inferred Resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically or legally. It cannot be assumed that all or any part of the inferred resource will be upgraded to a higher resource or reserve category.

Caledonia has adopted a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into resource inventory.  Resources that are below the pay limit are reviewed on an annual basis.

MINERAL RESERVES – December 31, 2016

Mineral Reserve Category	Tonnnes (metric)	Grade (Au g/t)	Gold Content (ounces)
Proven Reserves	798,900	3.70	95,000
Probable Reserves	2,061,000	3.64	241,300
Total Proven & Probable Reserves	2,859,900	3.66	336,300

Notes:
1.	Mineral Resources are reported inclusive of Mineral Reserves.
2.	Reserve estimate is based on a gold price of US$1,300/oz. and a cash cost of US$65/t milled.
3.	Blanket Mine’s pay limit (cut-off) is 1.81 g/t.
4.	Reserve tonnages have been diluted by 5 to 10% at zero grade to yield RoM tonnages (delivered to mill).
5.	Tonnages are rounded to the nearest 100 and ounces to the nearest 100.

Blanket Mine’s Measured and Indicated Resources as at December 31, 2016 have increased by 193,800 tonnes or 33,000 ounces (5%) compared to December 31, 2015.  Proven and Probable Reserves have increased by 230,000 tonnes or 39,000 ounces (13%) over the same period. Relative to the independent estimate of mineral resources and mineral reserves as at August 31, 2014, the Reserves have decreased by 2.5% in terms of tonnage after replenishing the 1.08 million tonnes that has been mined subsequent to the report date.  Resources (measured and indicated) expressed in terms of tonnage have increased by 22% over the same period.
Blanket Mine has reported a conversion of resources to reserves of 106% for the Year. While Blanket Mine has recorded a conversion of resources to reserves of approximately 100% over the past 10 years, this high rate of conversion cannot be assumed to occur in future.

Production Operations

Mining Operations

On November 3, 2014 Caledonia announced the Investment Plan and production projections for the Blanket Mine.  The objectives of the Investment Plan are to improve the underground infrastructure and logistics to allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a tramming loop, deepening the No.6 Winze and sinking a new 6-meter diameter Central Shaft from surface to 1,080 meters. The Investment Plan is proceeding on schedule and within budget: the tramming loop and the sinking of the No. 6 Winze were both completed slightly ahead of target and work on the Central Shaft is proceeding according to plan.

Following the completion of various aspects of the Investment Plan, the underground mining areas can produce and hoist up to 1,800 tonnes of ore daily using both long-hole open stoping and underhand benching extraction methods. Blanket Mine produced 50,351 ounces of gold in 2016 (2015: 42,804 oz.; 2014: 41,771 oz.) and is expected to ramp up production to approximately 80,000 ounces of gold in 2021.

In addition to the projects that form the Investment Plan, Blanket Mine has also completed Phase 1 of the AR South decline which gives access to the AR South ore body below 750 metres.  The AR South Decline is currently being extended to 870 metres to give early access to further mineral deposits below the 750 metre level.

The Investment Plan provides for proposed investment of approximately US$ 17.9 million in 2017 and a further US$ 35.2 million in the period 2018 to 2020. The Investment Plan includes a revised life of mine plan for the Blanket Mine (the “LOM Plan”) in terms of which it is anticipated that the production from proven and probable mineral reserves will be extracted below 750 metre Level. The Investment Plan is also expected to improve Blanket Mine’s long-term operational efficiency, flexibility and sustainability.

Metallurgical Process

In terms of the Investment Plan, the crushing and milling circuits will be expanded to handle 3,000 tonnes of ore per day by 2021. The planned throughput capacity is more than sufficient to handle the planned increases in mine production from the No. 6 Winze Project and the Investment Plan.

Average plant recovery was 93% for fiscal year 2016, compared to 93% in 2015 (2014: 93.4%). Recoveries were lower than the planned level of 93.5% due to continued difficulties with the very old oxygen plant. It is intended to replace the existing oxygen plant with a new plant or by using liquid oxygen to improve recoveries. The commissioning of a new larger cluster of cyclones over the re-grind mill should result in a more consistent product being fed into the CIL plant which should improve mixing efficiencies and help to increase recovery.

Plant throughput was adversely affected by interruptions to the ZESA power supply which was subject to numerous surges and dips in voltage that adversely affected the mine’s electrical equipment.  As ZESA’s equipment is unable to maintain a reliable voltage, Blanket Mine intends to install equipment to regulate the incoming electricity supply and thereby protect its own electrical equipment.

Metallurgical process capital development projects completed in 2016 included:

•	the new conveyor system from the secondary crushers to the new fine ore bin was commissioned in September 2016;
•
the new No.8 ball mill was installed and commissioned in October 2016, increasing the milling capacity to 90 tph, which is sufficient to mill the 650,000 tonnes per annum which will be required to produce 80,000 ounces of gold per annum in 2021 in terms of the Investment Plan; and

•	the refurbishment of the CIL tanks.

Mine under care and maintenance

Eersteling Gold Mining Company Limited

In 2016, Caledonia reached agreement for the sale of its 100% interest in the Eersteling Gold Mining Company Limited (“EGM”), including the rehabilitation liability.  EGM is located in South Africa and has been held on care and maintenance since 1997 and accordingly has recorded no production since then.  The total agreed consideration is approximately $3.4 million payable in cash, which comprises $3.0 million of sale proceeds and a non-refundable deposit of ZAR5.0 million ($0.4m, approx).  Completion of the transaction is conditional only on receipt by Caledonia of the consideration in full.  At the date of issue of the Annual Report, Caledonia has received approximately $145,000 (ZAR2 million) in respect of the non-refundable deposit, of which $120,000 (ZAR 1,65 million) was included as “Other Income” in the Statement of profit or loss for the year to December 31, 2016.  The purchaser is an unlisted South African entity which is currently raising capital to fund, inter alia, the consideration.  Caledonia has received a non-binding letter of comfort from the financial adviser to the purchaser as to the nature and timing of the fund-raising by the purchaser, but this does not amount to an underwriting of the purchase consideration.  Due to the uncertainty relating to the receipt of the consideration, the sale proceeds and the de-recognition of EGM will be recognized when received.

Blanket Mine Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 93 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration, i.e. the satellite projects.

Blanket Mine’s main exploration efforts on these satellite properties were focused on the GG Project and the Mascot Project Area which, based on past production records, were believed to have the greatest potential. Work at GG and Mascot was suspended in the fourth quarter of 2016 and resources were re-deployed at the Blanket Mine where it is expected there will be better returns on the Investment Plan. Management performed an impairment assessment on these satellite properties as at December 31, 2016 and the assessment indicated that the recoverable amount exceeded the carrying amount. (Refer to note 13 of the Consolidated Financial Statements for assumptions used).

Safety, Health and Environment

The following safety statistics have been recorded for fiscal year 2016 and the preceding two years.

Classification	2014	2015	2016
Fatal	-	1	-
Lost time injury	6	8	6
Restricted work activity	31	31	20
First aid	8	15	8
Medical aid	8	5	9

Occupational illness	-	-	-
Total	53	60	43
Incidents	39	47	42
Near misses	9	14	22
Disability Injury Frequency Rate	0.69	0.508	0.300
Total Injury Frequency Rate	3.415	3.403	2.198
Man-hours worked (thousands)	3,201	3,532	3,975

Social Investment and Contribution to the Zimbabwean Economy

Blanket Mine’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket Mine’s employees, the payments made to the Community Trust in terms of Blanket Mine’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Zimbabwe government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$’000’s)
	Community and Social Investment	Payments to the Community Trust	Payments to Zimbabwe Government	Total
Year 2014	35	-	12,319	12,354
Year 2015	58	-	7,376	7,434
Year 2016	12	-	10,637	10,649

Investment Plan to Increase Production

On November 3, 2014, Caledonia announced the Investment Plan and production projections for the Blanket Mine. The objectives of the Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.

The Investment Plan includes a revised LOM Plan in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750m (22 level) will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	430	460	430	380	230	100	50
Gold production (koz)	42	45	43	39	23	10	6

Based on the Preliminary Economic Analysis (“PEA”), additional approximate production from the inferred mineral resources that existed at the date of the PEA (excluding the projected production set out above) may be achieved in the following indicative ranges:

Possible production from inferred mineral resources below 750m (as per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	0	35	160	215	390	550	600
Gold production (koz)	0	4-5	20-22	27-30	46-50	63-67	70-75

Canadian regulations do not allow planned production from inferred resources to be added to those from proven and probable reserves for disclosure purposes.

There is no certainty that the PEA will be realised. The Technical Report, performed on December 1, 2014, was authored by Daan van Heerden, Uwe Engelmann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon, each of whom is a qualified person who is independent of Caledonia.

EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s primary exploration activities are focused on the growth and development of the Blanket Mine orebodies.

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

Drilling continued in 2016 with 22,172 metres drilled in the year compared to 14,330 metres in 2015. The increase in metres drilled was due to the purchase and commissioning of new drill machines in the first six months of 2016.

Drilling during 2016 was targeted at Blanket, AR Main and Eroica. Drilling at Blanket and AR Main was focussed on infill drilling with the objective of increasing the confidence level of the existing inferred resources at the Blanket and AR Main orebodies.  Drilling at Eroica was more exploratory and targeted the depth extension of the Eroica southern shoot below 22 level.

The focus of the deep drilling programme in 2017 will move to AR South where only limited drilling below 22 level has been carried out to date. The geometry of the orebody with an East-West limb and a North-South limb necessitates the development of two sets of drilling infrastructure from which to drill and evaluate the depth extensions of the two limbs.  With the completion of the first two drill chambers in the first quarter of 2017, drilling will take place simultaneously from these two sites targeting both limbs of AR South to a depth of 900 metres below surface. Development of an additional two chambers to extend coverage to 1000 metres depth will be completed in the second quarter of 2017.

Drilling at Blanket orebody will continue and be focussed mainly on the southern extension of Blanket 4 Ore Body where there remains potential to add to the current resources significantly. Drilling at AR Main will continue and be focussed on the southern extension of the orebody where mineralisation remains open at depth and on strike.

A surface drilling programme is underway to investigate the potential of “near mine” targets with the aim of scoping out new resources within easy reach of Blanket Mine plant. Initial drilling has been carried out along the northern strike of Lima, at Old Lima and Smiler. Drilling in the first quarter of 2017 will be focussed on Sabiwa and Jean prospects which are located between Blanket and neighbouring Vubachikwe Mine to the south.

General Comments

Caledonia’s activities are centered on Zimbabwe. Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time.  However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations. All mining and exploration activities are conducted under the various economic, mining and environmental regulations of the country where the operations are being carried out.  It is always Caledonia’s standard that these regulations are complied with by Blanket Mine.

C.	Organizational Structure
The Company has the following subsidiaries, all of which are wholly-owned by the Company, (unless otherwise indicated) and whose assets or revenues exceed 10% of the consolidated assets or revenues of the Company:

Subsidiaries of the Company	Country of Incorporation	Percentage held by Company
Caledonia Mining South Africa Proprietary Limited	South Africa	(1)100
Blanket Mine (1983) (Private) Limited(2)	Zimbabwe	49
(1) During 2016 Caledonia Mining South Africa Proprietary Limited was sold to a wholly owned subsidiary of Caledonia named Greenstone Management Services Holdings Limited (United Kingdom) (“GMS UK”).
(2) Blanket Mine (1983) (Private) Limited does not have any subsidiary companies.

D.	Property, Plant and Equipment
(a) South Africa:

EGM is owned by the Company through its ownership of 100% of the equity shares.  It has been under care and maintenance since September 1997. Due to the lengthy period of care and maintenance at EGM there has been some deterioration in the facilities which will require rehabilitation work before operations could be recommenced.  The underground workings at EGM were allowed to flood and will require dewatering before mining access can be resumed.  The Company has no plans to expend further amounts on plant or equipment or to in any way expand or improve the facilities.

(b) Zimbabwe:

The Company indirectly owns 49% of the shares of Blanket Mine. It is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the mine.

For a detailed breakdown of the property, plant and equipment and encumbrances thereon refer to note 13 of the Consolidated Financial Statements. The property, plant and equipment of Caledonia is predominantly held in Zimbabwe. The implementation of the Investment Plan is expected to increase the property, plant and equipment of Caledonia. The Investment Plan is expected to be funded with existing cash, a term loan and an overdraft facility as well as cash generated from operating activities. The project is expected to be completed in 2021.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our financial statements have been prepared in accordance with IFRS. Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.

A.	Operating Results
The principal uncertainties and variables facing our business and, therefore, the key drivers of our operating results and principal activities are:

•	revenue, which is influenced by;
o	the price of gold, which fluctuates in terms of the realised USD gold price obtained; and
o	our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operation;
•	our cost of producing gold;
•	capital expenditure; and
•	other significant matters affecting profitability.

Revenue

Revenue increased to $61,992,000 in fiscal year 2016 from $48,977,000 in fiscal year 2015 (2014: $53,513,000) due to an increase in the average realised gold price received of $1,232 per oz. (2015: $1,139 per oz.; 2014; $1,245 per oz.) and an increase in the sale of gold produced of 50,351 oz. (2015: 42,943 oz.; 2014: 42,927 oz.).

Gold price

Our revenues are derived from the sale of gold produced by the Blanket Mine. As a result our revenues are directly influenced by the realized average gold price obtained from the sale of gold. The gold prices obtained fluctuate widely and are influenced by factors beyond the control of the Company.  The table below indicates the average realized gold price per ounce obtained for the 2016, 2015 and 2014 fiscal years.

$’000	2014	2015	2016
Revenue (IFRS)	53,513	48,977	61,992
Revenue from silver sales	(61)	(48)	(62)
Revenue from gold sales	53,452	48,929	61,930
Gold ounces sold	42,927	42,943	50,269
Average realized gold price per ounce	1,245	1,139	1,232

Gold produced

Tonnes milled, average grades, recoveries and gold produced are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz.)
Quarter 1	2014	92,846	3.67	93.6	10,241
Quarter 2	2014	99,229	3.74	94.1	11,223
Quarter 3	2014	98,575	3.34	93.4	9,890
Quarter 4	2014	100,085	3.47	93.2	10,417
Year	2014	390,735	3.55	93.4	41,771
Quarter 1	2015	104,755	3.19	92.7	9,960
Quarter 2	2015	103,551	3.35	93.3	10,401
Quarter 3	2015	116,694	3.14	92.7	10,927
Quarter 4	2015	115,079	3.34	93.1	11,515
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
January	2017	36,896	3.44	93.7	3,899
February	2017	39,411	3.46	93.7	4,114

Gold production in the year was a new record for production from underground, surpassing the previous record of 42,804 oz. which was achieved in 2015.

Production cost

Production costs include salaries and wages, on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Salaries and wages, consumable materials and electricity, are the largest components of production cost. Production costs for 2016, 2015 and 2014 are summarised below.

$ ‘000	2014	2015	2016
Salaries and wages	10,014	11,908	12,206
Consumable materials	14,565	14,479	16,291
Site restoration	29	-	32
Exploration cost not capitalised	343	380	408
Safety	473	551	221
On mine administration	2,484	2,701	2,898
Other	-	-	30
Total	27,908	30,019	32,086

On mine cost, all in sustaining cost (“AISC”) and all in cost per ounce

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the year and the comparative years have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and these Non-IFRS Measures are set out in the table below on the following bases:

i.
On-mine cost per ounce, which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.
All-in sustaining cost per ounce, which shows the on-mine cost per ounce plus royalty paid, share-based payment expenses, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and St. Helier), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment) less silver by-product revenue; and

iii.
All-in cost per ounce, which shows the all-in sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

($’000’s unless otherwise indicated)	12 Months to December 31
	2014	2015	2016
Production cost (IFRS)	27,908	30,019	32,086
Less site restoration costs	(29)	-	(32)
Less exploration cost	(343)	(380)	(408)
Less safety costs	(473)	(551)	(221)
Other cost	906	1,011	535
On-mine production cost	27,979	30,099	31,960

Gold sales (oz.)	42,927	42,943	50,269
On-mine cost per ounce ($/oz.)	652	701	636

Royalty	3,521	2,455	2,923
Export incentive	-	-	(1,104)
Exploration, remediation and permitting cost	305	399	311
Sustaining capital development	2,348	4,707	3,792
Administrative expenses	7,387	7,622	7,263
Less Zambian expenses	(896)	(716)	(17)
Silver by-product credit	(61)	(48)	(62)
Share-based payment expense	-	24	788
Other	54	(2)
All in sustaining cost	40,637	44,540	45,854

Gold sales (oz.)	42,927	42,943	50,269
All in sustaining cost per ounce ($/oz.)	947	1,037	912

Permitting and exploration expenses	161	138	182
Non-sustaining capital expenses	3,833	13,486	15,367
Total all in cost	44,631	58,164	61,402

Gold sales (oz.)	42,927	42,943	50,269
All in cost per ounce ($/oz.)	1,040	1,354	1,221

The all-in sustaining costs incurred in 2015 and 2014 have been re-stated to include share-based payment expenses and the by-product credits arising on the sale of silver.  The change is not material.

Per-ounce costs are calculated on the basis of sales and not production, so that an accurate value can be ascribed to the royalty. On-mine cost per ounce decreased from the comparative years due to the increase in gold ounces sold.  On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance.  Blanket Mine did not experience significant inflationary pressure on input costs.

All-in sustaining cost per ounce comprises on-mine costs and also includes royalty payments, the export incentive, group administrative costs, sustaining capital investment, share based payment expenses and, by-product expenses. The all-in sustaining cost decreased in the year compared to the comparative years due to lower on-mine cost per ounce, the reduced royalty cost per ounce due to the effect of the export incentive credit for incremental production which was recognised in the 2016 year, lower general and administrative costs per ounce and lower sustaining capital expenditure per ounce.

Investment in expansion projects in the year was $15,4 million compared to $13,5 million in 2015 and $3,8 million in 2014, due to the continued high levels of investment in terms of the Investment Plan.

Capital expenditure (Cash)

Total cash capital expenditure increased to $19,885,000 (2015: $16,567,000; 2014: $6,150,000) due to the implementation of the Investment plan. Significant projects on which capital expenditures were incurred in 2016 included:

•	Central shaft
•	Fine ore bin
•	Ball mill No. 8
•	Decline 1&2
•	Deep drilling
•	Sustaining capital expenditure

Capital projects and expenditures are further analysed in item 4 “Mining operations” and “Metallurgical processes” and note 13 of the Consolidated Financial Statements.

Other significant matters affecting profitability

Administrative expenses

Administrative expenses decreased by 5% from the previous year, due to the reduction in cost from the closure of the Zambian operations partly offset by professional consulting fees associated with the evaluation of potential investment opportunities and, legal costs relating to Caledonia’s general corporate affairs including regulatory and tax compliance in all relevant jurisdictions. Administrative expenses are further analysed in note 10 of the Consolidated Financial Statements.

Sale of treasury bills

On May 16, 2016 Blanket Mine sold treasury bills (“Bills”) issued by the Zimbabwe government for a total consideration of $3,203,000.  The Bills were issued to Blanket in 2015 and replaced the Special Tradeable Gold Bonds (“Bonds”) which were issued to Blanket in 2009 as part consideration for gold sales that were made by Blanket in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers. The proceeds from the Bills were subject to Zimbabwean income tax at 25.75% during 2016. The sale of the Bills is a once off item and is not expected to be repeated in fiscal year 2017.

Export Incentive Credit

In May 2016 the RBZ announced an export incentive scheme (the “scheme”) to encourage large-scale gold producers such as Blanket to increase gold production and thereby increase the quantity of gold available for export from Zimbabwe.  In terms of the scheme, Blanket received an export incentive credit in its account with Fidelity to the value of 2.5% of the sale proceeds of the gold sold to Fidelity. As at the date of issue of this Annual Report all export incentive credits outstanding as at December 31, 2016 were received.  The amount was recognised as Other Income in the Statement of Profit or Loss and Other Comprehensive Income (refer to note 9 of the Consolidated Financial Statements).

In January 2017, Blanket Mine was awarded an additional export incentive credit of 1% of sale proceeds, thus the total export incentive in 2017 is expected to be 3.5% of gold proceeds.

Agreement for the Sale of EGM

In 2016 Caledonia reached agreement for the sale of its 100 % interest in the EGM.  EGM is located in South Africa and has been held on care and maintenance since 1997 and accordingly has recorded no production since then.  The total agreed consideration is $3.0 million payable plus a non-refundable deposit of ZAR5.0 million ($0.4 million) in cash.  Completion of the transaction is conditional only on receipt by Caledonia of the consideration in full.  To date, Caledonia has received consideration of approximately $145,000 (ZAR2.0 million) which is included as “Other Income” in the Statement of profit or loss for the year to December 31 2016. The purchaser is an unlisted South African entity which is currently raising capital to fund the consideration. Caledonia has received a non-binding letter of comfort from the financial adviser to the purchaser as to the nature and timing of the fund-raising by the purchaser, but this does not amount to an underwriting of the purchase consideration. Due to the uncertainty relating to the receipt of the consideration, the sale proceeds will be recognized when received.

Share based payment awards – Long-term incentive plan

Caledonia has established its Omnibus Equity Incentive Compensation Plan (“OEICP”) for grants after May 2015. Share options issued before May 2015 were issued in terms of the rolling stock option plan, which was superseded by the OEICP.  In accordance with both plans, options are granted at an exercise price equal to the market price of the shares at the date of grant and vest according to dates set at the discretion of the Compensation Committee of the Board of Directors at the date of grant.  All outstanding option awards that have been granted pursuant to the plan vest immediately.

Terms and conditions of share option programmes
The maximum term of the options under the OEICP is 10 years and under the rolling stock option plan 5 years. The terms and conditions relating to the grant of options under the rolling stock option plan are that all options are to be settled by physical delivery of shares.

During 2016, certain key management members were granted Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”), pursuant to the provisions of the 2015 OEICP. All RSUs and PSUs were granted and approved by the Compensation Committee of the Board of Directors.

The RSUs will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSUs will be the amount of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the plan, on date of settlement.

The PSUs have a service condition and a performance period of three years.  The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates.  The number of shares that will vest will be the PSU units multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSUs have rights to dividends only after they have vested.

The fair value of the RSUs were estimated to be the Toronto Stock Exchange (“TSX”) share price on reporting date. The fair value of the PSUs were calculated as the TSX share price at reporting date less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. As at December 31, 2016, it was expected that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in the estimated liability.

The effect on the profitability of the Company is therefore influenced by the amount of RSUs and PSUs that vest and the fair value of the share options that is based on the share price of the Company. The share based payment expense in the Statement of Profit or Loss amounted to $617,792 (2015:$ Nil; 2014:$ Nil).

Gold hedge

In February 2016, the Company entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protected the Company if the gold price fell below $1,050 per ounce and gave the Company full participation if the price of gold exceeded $1,079 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment and was closed out in August 2016.
The derivative contract resulted in a loss of $435,000 included in the Statement of Profit or Loss and Other Comprehensive Income. The Company settled the loss with the $435,000 margin call deposited at the inception of the hedge transaction.

Adjusted earnings per share

“Adjusted earnings per share” is a Non-IFRS Measure which management believes assists investors in understanding the company’s cash-based performance of core business activities. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the Consolidated Financial Statements which have been prepared under IFRS, adjusts for deferred tax and non-core business activities.

Reconciliation of Adjusted Earnings per Share (“EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s unless otherwise indicated)	12 Months to December 31
	2014	2015	2016
Profit for the year	5,946	5,590	11,085
Non-controlling interest share (“NCI”)	(1,511)	(811)	(2,559)
Profit attributable to owners of the Company (IFRS)	4,435	4,779	8,526

Add back/(deduct)
IAS 19 adjustment	48	100	80
Deferred tax	706	2,567	4,611
Sale of Blanket Mine treasury bills	-	-	(3,202)
Other income	-	-	(226)
Foreign exchange (gain)/loss	(1,065)	(2,850)	505
Zambian expenses	896	716	17
Prior year over accrual of GMS UK tax	-	(871)	-
Asset impairment	178	-	-
Prior year adjustment in respect of South African tax	306	(765)	-
South African tax and penalties	-	744	-
Total before tax and NCI	5,504	4,420	10,311

Reversal of tax effect	243	660	891
NCI effect	(151)	(444)	111
Adjusted profit	5,596	4,636	11,284

Weighted average shares in issue (m)	52.117	52.095	52.787
Adjusted EPS (cents)	10.7	8.8	21.4

Zimbabwe Indigenisation Policy

Transactions that implemented the indigenisation of Blanket Mine were completed on September 5, 2012.  Following completion of these transactions Caledonia now owns 49% of Blanket Mine. Caledonia has received the Certificate of Compliance from the Zimbabwe government which confirms that Blanket Mine is fully compliant with the Indigenisation and Economic Empowerment Act.

B.	Liquidity and Capital Resources
Cash and cash equivalents

$’000	2014	2015	2016

Bank balances	23,082	12,568	14,335
Cash and cash equivalents in the statement of financial position	23,082	12,568	14,335
Bank overdraft used for cash management purposes	-	(1,688)	-
Cash and cash equivalents in the statement of cash flows	23,082	10,880	14,335

On August 23, 2016 Blanket Mine arranged an unsecured bank overdraft facility of $2 million that was unutilised at December 31, 2016. The overdraft facility bears interest at 6.5% per annum of the amount outstanding, 4.65% above the base rate and has a $20,000 arrangement fee over a 12 month period with a review date of August 31, 2017. The facility is payable on demand.
On October 19, 2016 Blanket Mine received $3 million in terms of a term facility with Barclays Bank of Zimbabwe Limited bearing interest at a nominal rate of 7,25% per annum and an upfront arrangement fee of $30,000. The term facility will be paid back over 8 quarterly instalments of $375,000 starting January 19, 2017. The term facility is secured in terms of a general notarial bond registered over the moveable assets of Blanket Mine.
As at year end, Caledonia’s cash was held in the following jurisdictions:

$’000	2014	2015	2016
Jersey, Channel Islands	-	-	2,844
United Kingdom	9,822	2,922	2,038
South Africa	10,566	3,979	690
Canada	833	5,519	150
Zimbabwe (Net of overdraft)	1,835	(1,542)	8,613
Zambia	26	2	-
Total	23,082	10,880	14,335

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statement of Cash Flows in the Consolidated Financial Statements. As of December 31, 2016, Caledonia had a working capital surplus of $15,960,000 (2015: $15,165,000; 2014: $26,771,000).  As of December 31, 2016, Caledonia had potential liabilities for rehabilitation work on Blanket and EGM - if and when those mines permanently close - at an estimated present value cost of $3,456,000 (2015: $2,762,000; 2014: $2,484,000). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration activities.
The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any asset retirement obligation and to pursue growth opportunities.  Refer to note 25 of the Consolidated Financial Statements for information on the type of financial instruments used and the maturity profiles thereof. Management believes that the current working capital and future production cash proceeds will be sufficient to meet its capital requirements.
Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.

Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in USD, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in USD as 1.125 United States cents.   A further quarterly dividend of 1.125 United States cents was paid at the end of April 2016.

On July 5, 2016 Caledonia announced a quarterly dividend of 1.375 United States cents per share, which was paid at the end of July 2016; further dividends of 1.375 United States Cents were paid at the end of October 2016 and January 2017.  The increased dividend represents Caledonia’s revised dividend policy.  It is currently envisaged that the dividend of 5.5 United States cents per annum will be maintained in 2017.

It is intended that all of the capital investment which will be required to fund the planned growth and development at Blanket Mine over the next 7 years will be funded by Blanket Mine’s internal cash flows and debt facilities.

Approval from the RBZ is required for the  remittance of dividends declared, repayment of loans and advances from subsidiary companies such as Blanket Mine (1983)(Private) Limited to Caledonia. Caledonia has not experienced difficulty in securing the necessary approvals.

C.	Research and development, patents and licences
Not applicable.

D.	Trend Information
For the full fiscal year 2017, we are expecting gold production from our operations of 60,000 ounces at on mine cash cost of $600 to $630 per ounce (2016: $701; 2015: $652). Our ability to meet the full year’s production target could be impacted by, among other factors, lower grades and failure to achieve the targets set at Blanket Mine. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves and resource, technical production issues, environmental and industrial accidents, gold theft, environmental factors and pollution could adversely impact the production, sales and cash operating costs for fiscal year 2017. The foregoing expected results for 2017 are subject to risks and uncertainties and actual results may be lower. See “Cautionary Note Regarding Forward-Looking Statements”.

E.	Off-Balance Sheet Arrangements
As at December 31, 2016, we had not entered into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations
$’000	Payments due by Period
	Within 1 Year	1-3 years	3-5 years	More than 5 years	Total
Trade and other payables	8,077	-	-	-	8,077
Term loan facility	1,410	1,577	-	-	2,987
Provisions	-	-	-	3,456	3,456
Capital expenditure commitments	2,122	-	-	-	2,122

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following is a list of our current directors and officers as of March 30, 2016.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Positions held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 30, 2017
James Johnstone Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of several of its subsidiary companies.	1997	40,000
Steven Curtis Chief Executive Officer & Director Johannesburg, South Africa	Previous VP Finance, Chief Financial Officer from March 2016 and Director of the Company and Director of certain of its subsidiary companies.	Director since 2008 Chief Executive Officer since 2014	420,000
Leigh Wilson Director Stuart, Florida, USA	Chairman of the Victory Portfolios Winston Maritime LLC FundVantage Trust Stella and Hack Wilson Family Foundation	2012	215,000
John Kelly Director New Canaan, Connecticut	Partner at Endgate Commodities LLC, Member of CrossRoad LLC, Director of Liquidnet Europe Ltd, Officer of Liquidnet Holdings, Inc.	2012	57,465
Johan Holtzhausen Director, Cape Town, South Africa	Business consultant and Independent Director of DRDGOLD Limited.	2013	90,000
Dana Roets Chief Operating Officer Johannesburg, South Africa	VP and Head of Operations at Kloof Gold Mine. More recently, Dana was the COO at Great Basin Gold which had gold mining operations in the United States of America and South Africa.	2013	Nil
Mark Learmonth Chief Financial Officer & Director Jersey, Channel Islands	Vice-President of the Company focused on financial reporting, investor and shareholder relations and corporate development. Former Vice-President Business Development, of the Company	Chief Financial Officer since 2014 and Director since 2015 Vice-President, Business Development since 2008	324,750
John McGloin Director Bishops Stortford, United Kingdom	Previous Executive Chairman and Chief Executive Officer of Amara Mining Plc. Current non-executive director of Perseus Mining Limited	2016	Nil
Maurice Mason VP Corporate Development and Investor Relations London, England	Previous Director at Equity Research, for Stifel Nicolaus Europe Ltd	2016	35,000
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands	Solicitor of the Supreme Court of England and Wales. Partner at Walkers and advocate of the Royal Court of Jersey.	2017	Nil

No family relationships exist between any of the Directors or Senior management.

A brief profile of each of the Directors and the officers is given below:

James Johnstone, B.Sc., ARCST, Director

A graduate-mining engineer Mr. Johnstone has 40 years’ experience in mine operations in North America, Africa and Europe. He has experience in both underground and open pit operations.  For the 20 years prior to his retirement he was employed as General Manager or Vice-President Operations for mining companies producing gold, base metals and industrial minerals. Mr. Johnstone has been responsible for the construction, start up and commissioning of two major mines in addition to the commissioning of Caledonia's Filon Sur operation. He has also been involved in the orderly closure of three operations. He has operated successfully in environmentally sensitive areas and has a good understanding of the permitting process in Canada and the United States. Mr. Johnstone joined Caledonia in April 1997 as Vice President Operations and was responsible for Caledonia's operations in Zambia and South Africa and for all activities in Canada. He was elected a Director of Caledonia in June 1997. He retired from active employment with Caledonia in September, 2006.

Steven Curtis, CA (SA) – Director and Chief Executive Officer

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

Mr. Wilson is also the Chief Executive Officer of New Century Home Health Care Inc., a role he has held since 1995. In March 2006, Mr. Wilson received the Mutual Fund Trustee of the Year Award from Institutional Investor Magazine.

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

Johan Holtzhausen - Director

Mr. Johan Andries Holtzhausen is a retired partner of KPMG South Africa with 42 years of audit experience, of which 36 years were as a partner focused on the mining sector. Mr. Holtzhausen chaired the Mining Interest Group at KPMG South Africa and his clients included major listed mining companies operating in Africa and elsewhere, which operated across a broad range of commodities. In addition to his professional qualifications, Mr. Holtzhausen holds a B.Sc. from the University of Stellenbosch, majoring in chemistry and geology.

Mr. Holtzhausen is chairman of the Finance, Audit and Risk Committees of Strategic Partners in Tourism and its related party the Tourism Micro Enterprises Support Fund, both of which are not-for-profit organizations. Until 28 February 2011, Mr. Holtzhausen served as a director of KPMG Inc. and KPMG Services (Pty) Ltd, both of which are private companies registered in South Africa and which provided audit, taxation and advisory services.

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

Mark Learmonth – Director and Chief Financial Officer

 Mr. Learmonth joined Caledonia in July 2008. Prior to this, he was a Division Director of Investment Banking at Macquarie First South in South Africa, and has over 17 years of experience in corporate finance and investment banking, predominantly in the resources sector. Mr. Learmonth graduated from Oxford University and is a chartered accountant.  He is a member of the Executive Committee of the Chamber of Mines, Zimbabwe and is also a member of the Gold Producers Sub-Committee.

Mr. Learmonth was appointed Vice-President Finance, Chief Financial Officer of the Company in November 2014.

John McGloin - Director

John McGloin is the former Chairman and Chief Executive of Amara Mining and is currently a Non-executive director of Perseus Mining. Mr. McGloin joined Caledonia in August 2016, he is a geologist and graduate of Camborne School of Mines.

Mr. McGloin worked for many years in Africa within the mining industry before moving into consultancy. He joined Arbuthnot Banking Group following four years at Evolution Securities as their mining analyst. He is also the former Head of Mining at Collins Stewart.

Maurice Mason - VP Corporate Development and Investor Relations

Mr. Maurice Mason is a dual South African and UK national, resident in London, who holds a BSc in Engineering from the University of Natal, South Africa and an MBA from Henley Management College.  Mr. Mason’s career includes positions at Unilever, SABMiller and Anglo American.  Most recently, Mr. Mason was director, Equity Research, for Stifel Nicolaus Europe Ltd covering mining companies listed in the UK.  Mr. Mason has taken over the day-to-day responsibility for Investor Relations and Corporate Development from Mr. Learmonth, who, since November 2014 had combined this role with that of Chief Financial Officer.

Adam Chester – General Counsel, Company Secretary and Head of Risk and Compliance

In January 2017 Mr Adam Chester joined the management team as General Counsel, Company Secretary and Head of Risk and Compliance. Mr. Chester is a dual qualified lawyer (England and Jersey, Channel Islands) and previously worked as a solicitor of the Supreme Court of England and Wales at international law firms in the City of London and, more recently, as an advocate of the Royal Court of Jersey at an international offshore law firm in which he was a partner.  He has approximately 15 years’ experience advising businesses and individuals on a variety of commercial and corporate legal issues.

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above, was selected as a director or member of senior management.

B.	Compensation
Summary Compensation Table

Name and principal position	Year	Salary	Long term incentive plan (2)	Annual incentive plans	All other compensation	Total compensation
(a)	(b)	(c)	(d)	(e)	(h)	(i)
Steven Curtis Chief Executive Officer	2016 2015 2014	428,637 428,637 410,085	214,282 - -	- - 60,012	42,867 (1)180,255 40,758	685,786 608,892 510,855
Dana Roets Chief Operating Officer	2016 2015 2014	418,182 418,182 400,083	140,107 - -	- - 60,012	41,818 (1)138,000 -	600,107 556,182 460,095
Mark Learmonth Chief Financial Officer	2016 2015 2014	410,000 360,000 275,057	122,410 - -	- - 60,012	41,000 (1)154,000 -	573,410 514,000 335,069
Caxton Mangezi General Manager and Director of the Blanket Mine	2016 2015 2014	348,400 348,400 335,069	115,383 - -	- - 27,922	205,226 (1)190,002 10,002	669,009 538,402 372,993
Maurice Mason VP Corporate Development and Investor Relations	2016 2015 2014	96,735 - -	25,610 - -	- - -	- - -	122,345 - -

(1) Bonuses paid to directors and key management (Refer note 28 of the Consolidated Financial Statements)
(2) Long term incentive plan awards are stated at the fair value and option amount outstanding as at December 31, 2016. None of the amounts presented has been paid to date and will vest on the dates mentioned in the table below; refer to note 21.2 of the Consolidated Financial Statements for further information. During the year equity share options were granted to Mr. J McGloin (Non-Executive Director) that are excluded from this table.

Non-Executive Directors’ fees of $45,000 per annum were paid in 4 equal quarterly payments in advance during fiscal 2016. The non-Executive Directors’ fees will be paid in arrears from fiscal year 2017. The fee was revised in fiscal year 2016 from CAD 45,000 in fiscal year 2015 annually.

Long-term Incentive Plan

The following key management members were granted RSUs and PSUs, pursuant to provisions of the OEICP. The outstanding RSUs and PSUs as at December 31, 2016 were as follows:

Key management member	Vesting date	RSU’s	PSU’s
Steve Curtis	January 11, 2019	132,146	503,226
Dana Roets	January 11, 2019	86,403	329,032
Mark Learmonth	January 11, 2019	28,801	109,677
	March 23, 2019	56,565	219,355
Caxton Mangezi	January 11,2019	71,156	270,968
Maurice Mason	August 6, 2019	26,103	102,353
Total		401,174	1,534,611

For further detail on the RSU’s and PSU’s refer to note 21.2 of the Consolidated Financial Statements.

Refer to item 6E for a breakdown of director equity options outstanding, these equity options and their grant dates.

Caledonia does not have a pension, retirement or similar benefits scheme for Directors.

C.	Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders.  The officers hold their positions subject to being removed by resolution of the board of directors.   The term of office of each director expires as of the date that an annual general meeting of the shareholders is held, subject to the re-election of a particular director at such annual general meeting.  The following persons comprise the following committees:

Audit	Compensation	Governance	Nomination	Disclosure
J Holtzhausen	L Wilson	L Wilson	L Wilson	M Learmonth
J McGloin	J Kelly	J Kelly	J Holtzhausen	S R Curtis
J Kelly	J Holtzhausen	J Johnstone	J Johnstone	J Holtzhausen
	J Johnstone		J McGloin	L Wilson
			S Curtis	J Kelly
D Roets
Technical	Strategic			M Mason
J Johnstone	L Wilson			A Chester
J Holtzhausen	J Kelly
D Roets	S R Curtis
J McGloin	M Learmonth
S Curtis	D Roets
J McGloin
J Holtzhausen
J Johnstone
M Mason

Terms of reference of the Audit Committee are given in the Charter of the Audit Committee.  The Charters of the other committees are available on the Company’s website or, on request, from the Company’s offices listed in this report.

The Audit Committee is comprised of the following Directors (i) Johan Holtzhausen (Chairperson), (ii) John McGloin, and (iii) John Kelly.  Each member of the Audit Committee is considered independent as defined under NI 52-110 and as defined pursuant to Section 803 of the NYSE MKT Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under National Instrument 52-110 Audit Committees.  The SEC has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the audit committee.

D.	Employees

The average, approximate number of employees, their categories and geographic location for each of the last 5 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location	2012	2013	2014	2015	2016
Total Employees
London, United Kingdom	-	-	-	-	1
Jersey, Channel Islands	-	-	-	-	2
South Africa (African Office)	10	13	14	14	13
Zimbabwe – approx.(i)	860	1,028	1,007	1,157	1,282
South Africa (Mine Security and Operations and Exploration)	1	1	1	1	1
Zambia (Head Office and Security)	8	8	6	-	-
Total Employees at all Locations	879	1,050	1,028	1,172	1,299

(i) the number of employees in Zimbabwe varies slightly from month-to-month.

Management and Administration:
Employee Locations:	2012	2013	2014	2015	2016
London, United Kingdom	-	-	-	-	1
Jersey, Channel Islands	-	-	-	-	2
Zimbabwe	32	32	36	37	42
South Africa (African Office)	7	12	12	12	13
South Africa (Exploration and Operations)	2	1	1	1	1
Zambia (Head Office and Security)	4	4	4	-	-
Total Management and Administration	45	49	53	50	59

E.	Share Ownership
(a) The direct and indirect shareholdings of the Company’s directors, officers and senior management as at March 30, 2017 were as follows:

	Number of shares	Percentage share holding
L Wilson	215,000	0.41%
J Johnstone	40,000	0.08%
S Curtis	420,000	0.80%
M Learmonth	324,750	0.62%
J. Kelly	57,465	0.11%
D Roets	Nil	-
J Holtzhausen	90,000	0.17%
J McGloin	Nil	-
M Mason	35,000	0.07%
Total	1,182,215	2.26%

All of the shares held above are voting shares and do not have any different voting or other rights than the other outstanding shares of the Company.

As at March 30, 2017, the directors, officers and senior management, collectively, owned 1,182,215 shares, being approximately 2.26% of the issued shares.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors, officers and senior management members individually.

(b)	Share purchase options outstanding as of March 30, 2017:

Name	Exercise Price CAD	Expiry Date	Number of Options
J Johnstone	0.90	September 10, 2018	28,000
A Lawson	0.90	September 10, 2018	3,000
T Pearton	0.90	September 10, 2018	25,000
C Mangezi	0.90	September 10, 2018	100,000
P Dell	0.90	September 10, 2018	3,000
P Human	0.90	September 10, 2018	5,000
S Smith	0.90	September 10, 2018	2,400
J Kelly	0.90	September 10, 2018	90,000
R Patricio	0.90	September 10, 2018	90,000
DSA Corporate Services	0.80	October 7, 2020	25,000
J McGloin	2.30	October 13, 2021	90,000
TOTAL			461,400

In terms of the approved plan, the expiry of the options that expire in a closed period will be extended by 10 days from the cessation of the closed period.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
To the best of Caledonia's knowledge, as of December 31, 2016 there was one shareholder that beneficially owned, directly or indirectly, or exercises control or direction over more than 5% of the voting shares of Caledonia. Allan Gray, an investment trust/fund manager, owned 8,431,000 shares of the Company, representing 15.97% of the current issued share capital of the Company as at December 31, 2016.

All shareholders have the same voting rights as all other shareholders of Caledonia.

To the best of the knowledge of Caledonia, based on information in its share register on March 30, 2017, the portion of the shares of Caledonia is held in the following geographic locations:

Geographic Area	Number of Shares Held	Percentage of Issued Shares
USA	20,469,964	38.77%
Canada	16,092,913	30.49%
United Kingdom	15,672,353	29.69%
Other	552,236	1.05%
	52,787,466	100%

Caledonia is not, to the best of its knowledge, directly or indirectly owned or controlled by another corporation or corporations, by any other natural or legal person or persons severally or jointly or by any foreign government.

Caledonia is not aware of any arrangement, the operation of which may at some subsequent date result in a change of control of Caledonia.

The foregoing information in this paragraph is based exclusively on information with respect to recorded shareholders in the Company’s share register.  The Company does not have actual information available as to who may be the beneficial owners of the Company’s issued shares and, specifically, does not know the identity of the beneficial owners of the shares who are registered in two large intermediaries.

B.	Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

$’000	2014	2015	2016
Key management salaries and bonuses	1,781	2,452	2,033
Share-based payment awards (1)	-	24	788
	1,781	2,476	2,821

(1) Refer to note 21.1 and 21.2 of the Consolidated Financial Statement for detail of equity and cash settled share based payment awards.

Employees, officers, directors, consultants and other service providers also participate in Caledonia’s share option program (see note 21 of the Consolidated Financial Statements). Group entities of Caledonia are set out in note 29 of the Consolidated Financial Statements. The share option plan is filed as exhibit 4.1 of the Annual Report.

As at December 31, 2016 employee contracts between the Company or Caledonia Mining South Africa Proprietary Limited and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation.  If this was triggered as at December 31, 2016 the severance payment would have amounted to $4,646,000 (2015: $3,578,000; 2014: $3,611,000). A change in control would constitute:

•	the acquisition of more than 50% of the shares; or
•	the acquisition of the right to exercise the majority of the voting rights of the shares; or
•	the acquisition of the right to appoint the majority of the board of directors; or
•	the acquisition of more than 50% of the assets of Caledonia.

C.	Interests of Experts and Counsel
Not Applicable.

ITEM 8 - FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
This Annual Report contains the audited Consolidated Financial Statements which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the three years ended December 31, 2016, December 31, 2015 and December 31, 2014.
Reference is made to page 61 where the Consolidated Financial Statements are filed as part of this Annual Report on pages F1 – F58

Dividend Policy

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments.  The inaugural dividend did not relate to any specific accounting period.  Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share.  The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.

Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in USD, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in USD as 1.125 United States cents.   A further quarterly dividend of 1.125 United States cents was paid at the end of April 2016.

On July 5, 2016 Caledonia announced a quarterly dividend of 1.375 United States cents per share, which was paid at the end of July 2016; further dividends of 1.375 United States cents were paid at the end of October 2016 and January 2017. The increased dividend represents Caledonia’s revised dividend policy. It is currently envisaged that the dividend of 5.5 United States cents per annum will be maintained in 2017.

There are currently no restrictions on the Company which would prevent it from paying dividends.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of, during the financial year ended December 31, 2016 nor are there any such proceedings known to us to be contemplated, which would materially impact our financial position or ability to continue as a going concern.

During the twelve-month period ended December 31, 2016, there were no (i) penalties or sanctions imposed against  us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us  that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements  we entered into before a court relating to securities legislation or with a securities regulatory authority.

B.	Significant Changes
We have not experienced any significant changes since the date of the Consolidated Financial Statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING

A.	Offering and Listing Details
The shares of the Company have been quoted for trading in the U.S. on the OTCQX under “CALVF” since October 2011 and depositary interests representing the shares have been admitted to trading on AIM in London under symbol “CMCL” since June 27, 2005.  The principal marketplace for the Company is the trading of depositary interests on AIM.  During the year ended December 31, 2016, 10,206,200 depository interests were traded on AIM at prices that ranged between a high of £1.43 and a low of £0.38 per depository interest.

The high and low market prices expressed in Pounds Sterling on AIM for our depositary interests for the last five financial years, for the last six months, and each quarter for the last three fiscal years is as follows:

	AIM (Pound Sterling)
Last Six Months	High	Low
March 2017 (up to 13 March)	1.14	1.12
February 2017	1.18	1.12
January 2017	1.18	0.83
December 2016	0.88	0.77
November 2016	1.33	0.84
October 2016	1.43	1.25
September 2016	1.37	1.00

2016	High	Low
Fourth Quarter ended December 31, 2016	1.43	0.77
Third Quarter ended September 31, 2016	1.37	0.75
Second Quarter ended June 30, 2016	0.74	0.57
First Quarter ended March 31, 2016	0.59	0.38

2015	High	Low
Fourth Quarter ended December 31, 2015	0.44	0.37
Third Quarter ended September 31, 2015	0.49	0.36
Second Quarter ended June 30, 2015	0.48	0.34
First Quarter ended March 31, 2015	0.38	0.33

2014	High	Low
Fourth Quarter ended December 31, 2014	0.49	0.30
Third Quarter ended September 31, 2014	0.50	0.42
Second Quarter ended June 30, 2014	0.42	0.35
First Quarter ended March 31, 2014	0.38	0.27

2013	High	Low
Fourth Quarter ended December 31, 2013	0.38	0.34
Third Quarter ended September 31, 2013	0.47	0.38
Second Quarter ended June 30, 2013	0.70	0.47
First Quarter ended March 31, 2013	0.66	0.45

Last Five Fiscal Years	High	Low
2016	1.43	0.38
2015	0.49	0.33
2014	0.50	0.27
2013	0.70	0.34
2012	0.63	0.33

The high and low market prices expressed in Canadian dollars on the Toronto Stock Exchange for our shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years are as follows:

	TSX (Canadian Dollars)
Last Six Months	High	Low
March 2017 (up to 14 March)	1.86	1.80
February 2017	1.98	1.77
January 2017	1.89	1.54
December 2016	1.45	1.28
November 2016	2.23	1.35
October 2016	2.39	2.09
September 2016	2.35	1.71

2016	High	Low
Fourth Quarter ended December 31, 2016	2.39	1.28
Third Quarter ended September 31, 2016	2.35	1.30
Second Quarter ended June 30, 2016	1.40	1.05
First Quarter ended March 31, 2016	1.12	0.79

2015	High	Low
Fourth Quarter ended December 31, 2015	0.84	0.67
Third Quarter ended September 31, 2015	0.96	0.70
Second Quarter ended June 30, 2015	0.95	0.66
First Quarter ended March 31, 2015	0.75	0.62

2014	High	Low
Fourth Quarter ended December 31, 2014	0.81	0.77
Third Quarter ended September 31, 2014	1.10	1.07
Second Quarter ended June 30, 2014	0.87	0.85
First Quarter ended March 31, 2014	0.80	0.77

Last Five Fiscal Years	High	Low
2016	2.39	0.79
2015	0.96	0.62
2014	0.90	0.86
2013	1.40	0.67
2012	1.25	0.60

The high and low market prices expressed in USD on the OTCQX for our shares for the last five financial years, for the last six months, and each quarter for the last three fiscal years is as follows:

	OTCQX (USD)
Last Six Months	High	Low
March 2017 (up to 13 March)	1.37	1.33
February 2017	1.53	1.36
January 2017	1.45	1.16
December 2016	1.14	0.96
November 2016	1.68	1.00
October 2016	1.82	1.55
September 2016	1.77	1.31

2016	High	Low
Fourth Quarter ended December 31, 2016	1.82	0.96
Third Quarter ended September 31, 2016	1.77	0.98
Second Quarter ended June 30, 2016	1.09	0.79
First Quarter ended March 31, 2016	0.89	0.54

2015	High	Low
Fourth Quarter ended December 31, 2015	0.66	0.49
Third Quarter ended September 31, 2015	0.76	0.53
Second Quarter ended June 30, 2015	0.79	0.52
First Quarter ended March 31, 2015	0.63	0.51

2014	High	Low
Fourth Quarter ended December 31, 2014	0.71	0.56
Third Quarter ended September 31, 2014	1.01	0.98
Second Quarter ended June 30, 2014	0.80	0.78
First Quarter ended March 31, 2014	0.73	0.70

Last Five Fiscal Years	High	Low
2016	1.82	0.54
2015	0.79	0.49
2014	0.81	0.78
2013	1.45	0.65
2012	1.25	0.65

ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital
Not Applicable.

B.	Articles of Association
Securities Registrar

Computershare Investor Services Inc. is the transfer agent and registrar for the shares at its principal office in the City of Toronto, with branch registrars of transfers at Computershare Trust Company, N.A office in the City of Golden, Colorado. Computershare Investor Services at its principal office in Bristol, United Kingdom is the transfer agent for the depositary interests.

Place of Incorporation and Purpose

The Company was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies.  It was registered in terms of the Canada Business Corporations Act (the “CBCA”). The company re-domiciled to Jersey effective March 19, 2016 through a process called Continuance. The Continuance had no appreciable effect on the Company’s listing in Toronto, the admission of its depositary interests to trading on AIM in London or the trading facility on the OTCQX and the Company’s securities continued to be traded on these listing and trading platforms after the Continuance process was completed.

Articles of Association

At a special meeting of shareholders held on February 18, 2016, Caledonia’s shareholders voted in favor of a resolution to approve the Continuance. This resolution, inter alia, included provisions to replace Caledonia’s by-laws with new articles of association (the “Articles of Association”). The Articles of Association do not place any restrictions on the Company’s business.

The holders of the shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of shares are also entitled to dividends, if and when declared, and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Company's shares do not have pre-emptive rights to purchase additional shares.

No preference shares are currently issued and outstanding. Preference shares may be issued from time to time in one or more series composed of such number of shares with such preference, deferred or other special rights, privileges, restrictions and conditions as specified in the Articles of Association or as fixed before such issuance by a resolution passed by the directors and confirmed and declared by shareholders by a special resolution.  The preference shares shall be entitled to preference over shares in respect of the payment of dividends and shall have priority over the Shares in the event of a distribution of residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. Please see Exhibit 1.1 for details in respect of the rights, privileges, restrictions and conditions attaching to the shares and preference shares. The rights attaching to the shares or the preference shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of the relevant shareholders called for that purpose.

Meetings of Shareholders

The Articles of Association requires the Company to call an annual general meeting of shareholders within 13 months after holding the last preceding annual general meeting and permits the Company to call any other meeting of shareholders at any time. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 clear days and not more than 60 days prior to the date of any annual or other general meeting of shareholders. These materials must also be filed with Canadian securities regulatory authorities. The Articles of Association provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 5% of the Company’s issued shares carrying the right to vote at the meeting is required to transact business at a general meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and other general meetings of shareholders.

Limitations on the Right to Own Securities

There are no limitations on the rights to own securities in the Company.

Limitations on Restructuring

There is no provision in the Articles of Association that would have the effect of placing any limitations on any corporate restructuring in addition to what would otherwise be required by applicable law.

Disclosure of Share Ownership

The Articles of Association permit the Company to give a disclosure notice to any person that the Company has reasonable cause to believe is/was interested in the Company’s shares within the preceding three years; such notice may require the person to inform the Company whether that person holds/has held an interest in the Company’s shares. The Articles of Association also incorporate by reference certain of the disclosure and transparency rules (“DTR”) published by the UK's Financial Conduct Authority (“FCA”). The DTR include, inter alia, a requirement that a shareholder must notify the Company of the percentage of its voting rights (held directly and indirectly) if the percentage of those voting rights reaches, exceeds or falls below 3%, of the Company’s issued voting securities and each 1% threshold above 3%.

C.	Material Contracts
We enter into various contracts in the normal course of business.  However, there are no material contracts outside of the normal course of business to report in this Annual Report.

D.	Exchange Controls
There are no governmental laws, decrees or regulations existing in Jersey (where Caledonia is incorporated), which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities,  nor does Jersey have foreign exchange currency controls.  Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa; Caledonia has not encountered difficulty in obtaining all of its required approvals.

E.	Taxation
Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of shares.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of shares.  In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.  Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of shares.
No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of shares that is for U.S. federal income tax purposes:

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that:  (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold shares in connection with carrying on a business in Canada; (d) persons whose shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of shares.
If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners).  This summary does not address the tax consequences to any such owner.  Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of shares.

Ownership and Disposition of shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the shares and thereafter as gain from the sale or exchange of such shares (see “Sale or Other Taxable Disposition of shares” below).  However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the shares will constitute ordinary dividend income.  Dividends received on shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”.  Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the shares are readily tradable on a United States securities market dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company (“PFIC”) Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of shares.  The Company believes that it was not a PFIC for the tax year ended December 31, 2016. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold shares.

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

If the Company were a PFIC in any tax year during which a U.S. Holder held shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the shares and with respect to gain from the disposition of shares. An “excess distribution” generally is defined as the excess of distributions with respect to the shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the shares ratably over its holding period for the shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.  U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of shares, generally will be equal to the USD value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into USD at that time).  A U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt.  Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

Readers may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. We have only recently become subject to the requirement to file electronically through the EDGAR system most of our securities documents, including registration statements under the Securities Act and registration statements, reports and other documents under the Exchange Act.

We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the SEDAR website, www.sedar.com.

Readers may read and copy any reports, statements or other information that we file with the SEC at the address indicated above and may also access them electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.

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

The board of directors of the Company has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Company’s Audit Committee oversees management’s compliance with the Company’s financial risk management policy.

The fair value of the Company’s financial instruments approximates their carrying value unless otherwise noted.  The types of risk exposure and the way in which such exposures are managed are as follows:

A.	Currency Risk
Caledonia’s group of companies (the “Group”) is exposed to currency risk to the extent that there is a mismatch between the currency that it transacts in and the functional currency. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in USD in the Consolidated Financial Statements.
The fluctuation of the USD in relation to other currencies that entities, within the Group, may transact in will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group predominantly maintains cash and cash equivalents in USD to avoid foreign exchange exposure and to meet short‐term liquidity requirements.

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

	2016 USD‘000		2015 USD‘000		2014 USD‘000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	CAD	ZAR	CAD
Cash and cash equivalents	457	265	3,874	5,483	10,514	553
Trade and other payables	-	43	-	-	-	-
Intercompany balances*	(30,552)	(1,514)	(27,650)	44,390	(30,320)	48,484
	(30,095)	(1,206)	(23,776)	49,873	(19,806)	49,037

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss before tax for the Group:

	2016 USD‘000		2015 USD’000		2014 USD’000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	CAD	ZAR	CAD
Cash and cash equivalents	23	13	194	274	526	28
Trade and other payables		2	-	-	-	-
Intercompany balances*	(1,527)	(88)	(1,382)	2,219	(1,516)	2,424

* These intercompany balances represent the exposure to foreign currency risk between functional currencies and foreign currencies at a subsidiary level. These balances eliminate on consolidation.

B.	Interest Rate Risk

The Group's interest rate risk arises from loans and borrowings, overdraft facility and cash held. The loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements.

The Group’s assets and (liabilities) exposed to interest rate fluctuations as at year end is summarized as follows:

	2016	2015	2014
Term loan	(2,987)	-	-
Cash and cash equivalents	14,335	12,568	23,082
Overdraft	-	(1,688)	-

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s total comprehensive income for the year, had the rates charged differed.

Sensitivity analysis – term loan and bank overdraft

	2016	2015	2014

Increase in 100 basis points	30	17	3
Decrease in 100 basis points	(30)	(17)	(3)

C.	Concentration of Credit Risk
Credit risk is the risk of a financial loss to the Company if a debtor fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. Trade and other receivables are analysed in note 15 to the Consolidated Financial Statements and include $1.0 million (2015: $ nil; 2014: $ Nil) due from Fidelity in respect of gold deliveries immediately prior to the close of business at the end of 2016 and $1.9 million (2015: $2.9 million) due from the Zimbabwe government in respect of VAT refunds.  The amount due from Fidelity was paid in full after year end; the outstanding balance at December 31, 2016 reflects a normal balance in the context of the timing of bullion shipments to Fidelity and payments from Fidelity for bullion received.  The amount due in respect of the longer-outstanding VAT refunds were within the agreed terms.

D.	Liquidity Risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.  The Group manages its liquidity risk by ensuring that there is sufficient cash to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

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

In February 2016, the Company entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protected the Company if the gold price fell below $1,050 per ounce and gave the Company full participation if the price of gold exceeded $1,079 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment and was closed out in August 2016.
The derivative contract resulted in a loss of $435,000 included in profit or loss. The Company settled the loss with the $435,000 margin call deposited at the inception of the hedge transaction. The Company is fully exposed to the gold price as at December 31, 2016.

A 5% increase or decrease in the average realised gold price would have increased or decreased revenue by $3,100,000 (2015: $2,449,000; 2014:$2,664,000)

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2016.  As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our Chief Executive Officer and Chief Financial Officer, we have evaluated our disclosure controls and procedures as of December 31, 2016, and we have concluded our disclosure controls and procedures were effective as at December 31, 2016.

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

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework. Based upon that assessment and those criteria, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2016.
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

D. Changes in internal controls over financial reporting

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

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Caledonia’s board of directors has determined, as at March 30, 2017 that the three members of its Audit Committee are considered independent as defined under NI 52-110 and as defined pursuant to Section 803 of the NYSE MKT Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under National Instrument 52-110 Audit Committees and one of the members can be considered to be an expert.  The financial expert serving on the Audit Committee is Mr. J. Holtzhausen. Messrs. J. Holtzhausen, J. Kelly and J McGloin are all independent directors under the applicable rules.

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

ITEM 16B - CODE OF ETHICS

On November 8, 2016 the registrant’s board of directors approved in principle a revised code of business conduct, ethics and anti-bribery policy that applies to the registrant’s Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions (as well as many others).

The text of this code has been posted on the Company website. (www.caledoniamining.com)

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the audit service fees billed by our current external auditors, unless stated otherwise, for the years indicated:

	2016(1)	2015(1)	2014(1)
Audit fees	334,996	181,652	276,824
Audit – related fees		-	-
Tax fees (2)	18,012	181950	56,414
All other fees	2,498	-	-
TOTAL	355,506	363,602	333,238

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

Not Applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G - CORPORATE GOVERNANCE

Because our securities are not listed on a national securities exchange in the United States, we are not subject to exchange related corporate governance requirements in the United States.  However, we are subject to a variety of corporate governance guidelines and requirements enacted by the jurisdictions and exchanges in which we operate our business and on which our securities are traded.  We incorporate a mix of corporate governance best practices to ensure that our corporate governance complies in all material respects with the requirements of the jurisdictions in which we operate and the exchanges on which our securities are traded.

ITEM 16H - MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-58 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the board of directors include:

Consolidated Statements of Profit or Loss and Other Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

All the above statements are available on the Company’s website at – www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com

ITEM 19 – EXHIBITS

Financial Statements

Description	Page

Financial Statements and Notes	F1- F58

Exhibit List

Exhibit No.	Name
1.1	Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2016)
4.1	OEICP (revised 2015) (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
4.2	Employment contracts/executive employment agreements
8.1	List of Caledonia Mining Corporation Plc group entities
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Independent Technical Report and PEA on the Blanket Mine(incorporated herein by reference to Exhibit 15.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
15.2	Property and Claims Information of Blanket Mine (incorporated herein by reference to Exhibit 15.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
15.3	Shareholder Rights Plan (incorporated herein by reference to Exhibit 15.3 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
15.4	Share Subscription Agreements – Blanket Mine (incorporated herein by reference to Exhibit 15.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)

Caledonia Mining Corporation Plc

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Caledonia Mining Corporation Plc

We have audited the accompanying consolidated statements of financial position of Caledonia Mining Corporation Plc as of December 31, 2016 and December 31, 2015 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Caledonia Mining Corporation Plc as of December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for each of the years in the three‑year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) KPMG Inc.

85 Empire Road
Parktown
 Johannesburg
South Africa
 March 30, 2017

Consolidated statements of profit or loss and other comprehensive income
(In thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Notes	2016	2015	2014

Revenue		61,992	48,977	53,513
Less: Royalties		(2,923)	(2,455)	(3,522)
Production costs	8	(32,086)	(30,019)	(27,908)
Depreciation	13	(3,491)	(3,322)	(3,540)
Gross profit		23,492	13,181	18,543
Other income	9.1	1,330	110	25
Other expenses		(55)	-	-
Administrative expenses	10	(7,263)	(7,622)	(7,387)
Share based payment expense	21	(788)	(24)	-
Sale of Blanket Mine treasury bills	9.2	3,202	-	-
Net foreign exchange (loss)/gain		(505)	2,850	1,065
Loss on settlement of hedge	25	(435)	-	-
Impairment		-	-	(178)
Finance income	11	16	1	14
Finance cost	11	(192)	(536)	(154)
Profit before tax		18,802	7,960	11,928
Tax expense	12	(7,717)	(2,370)	(5,982)
Profit for the year		11,085	5,590	5,946
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		262	(3,291)	(685)
Tax on other comprehensive income	12	-	199	111
Total comprehensive income for the year		11,347	2,498	5,372

Profit attributable to:
Owners of the Company		8,526	4,779	4,435
Non-controlling interests		2,559	811	1,511
Profit for the year		11,085	5,590	5,946
Total comprehensive income attributable to:
Owners of the Company		8,788	1,687	3,861
Non-controlling interests		2,559	811	1,511
Total comprehensive income for the year		11,347	2,498	5,372

Earnings per share
Basic earnings - per share ($)	19	0.16	0.09	0.08
Diluted earnings - per share ($)	19	0.16	0.09	0.08

The accompanying notes on page F-6 to F-58 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc
Consolidated statements of financial position
(In thousands of United States Dollars, unless indicated otherwise)

	Notes
As at 31 December		2016	2015
Assets
Property, plant and equipment	13	64,873	49,218
Deferred tax asset	12	44	58
Total non-current assets		64,917	49,276

Inventories	14	7,222	6,091
Prepayments		810	667
Trade and other receivables	15	3,425	3,839
Income tax receivable	12	-	397
Cash and cash equivalents	16	14,335	12,568
Total current assets		25,792	23,562
Total assets		90,709	72,838

Equity and liabilities
Share capital	17	55,002	54,569
Reserves	18	142,374	141,942
Retained loss		(141,767)	(147,654)
Equity attributable to shareholders		55,609	48,857
Non-controlling interests	31	3,708	1,504
Total equity		59,317	50,361

Liabilities
Provisions	20	3,456	2,762
Deferred tax liability	12	15,909	11,318
Long term portion of term loan facility	22	1,577	-
Cash settled share based payments	21.2	618	-
Total non-current liabilities		21,560	14,080

Short term portion of term loan facility	22	1,410	-
Trade and other payables	23	8,077	6,656
Income tax payable	12	345	53
Bank overdraft	16	-	1,688
Total current liabilities		9,832	8,397
Total liabilities		31,392	22,477
Total equity and liabilities		90,709	72,838

The accompanying notes on page F-6 to F-58 are an integral part of these consolidated financial statements.

On behalf of the Board:  “S.R. Curtis”- Chief Executive Officer and “M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation Plc
Consolidated statements of changes in equity
(In thousands of United States Dollars, unless indicated otherwise)

	Share capital	Foreign Currency Translation Reserve	Contributed Surplus	Share- based payment reserve	Retained Loss	Equity attributable to shareholders	Non- controlling interests (“NCI”)	Total Equity
Balance at December 31, 2013	54,569	(2,544)	132,591	15,847	(151,824)	48,639	(48)	48,591
Transactions with owners:
Dividends paid	-	-	-	-	(2,850)	(2,850)	(770)	(3,620)
Total comprehensive income:
Profit for the year	-	-	-	-	4,435	4,435	1,511	5,946
Other comprehensive income for the year	-	(685)	-	-	111	(574)		(574)
Balance at December 31, 2014	54,569	(3,229)	132,591	15,847	(150,128)	49,650	693	50,343
Transactions with owners:
Equity settled share-based payment	-	-	-	24	-	24	-	24
Dividends paid	-	-	-	-	(2,504)	(2,504)	-	(2,504)
Total comprehensive income:		-
Profit for the year	-	-	-	-	4,779	4,779	811	5,590
Other comprehensive income for the year	-	(3,291)	-	-	199	(3,092)	-	(3,092)
Balance at December 31, 2015	54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361
Transactions with owners:
Equity settled share-based payment	-	-	-	170	-	170	-	170
Shares issued – Option exercises (note 21.1)	433	-	-	-	-	433	-	433
Dividends paid	-	-	-	-	(2,639)	(2,639)	(355)	(2,994)
Total comprehensive income:
Profit for the year	-	-	-	-	8,526	8,526	2,559	11,085
Other comprehensive income for the year	-	262	-	-	-	262	-	262
Balance at December 31, 2016	55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317

The accompanying notes on page F-6 to F-58 are an integral part of these consolidated financial statements

Caledonia Mining Corporation Plc
Consolidated Statements of cash flows
For the years ended December 31
(In thousands of United States Dollars, unless indicated otherwise)

	Note	2016	2015	2014

Cash flows from operating activities	24	25,671	8,823	15,584
Interest received		16	1	14
Interest paid		(210)	(493)	(121)
Tax paid	12	(2,466)	(1,462)	(4,526)
Net cash from operating activities		23,011	6,869	10.951

Cash flows from investing activities
Acquisition of property, plant and equipment		(19,885)	(16,567)	(6,150)
Proceeds from sale of property, plant and equipment		3	-	-
Net cash used in investing activities		(19,882)	(16,567)	(6,150)

Cash flows from financing activities
Dividends paid		(2,994)	(2,504)	(3,620)
Proceeds from term loan facility		3,000	-	-
Term loan – Transaction cost		(73)	-	-
Proceeds from issue of share capital		433	-	-
Net cash from/(used in) financing activities		366	(2,504)	(3,620)

Net increase/(decrease) in cash and cash equivalents		3,495	(12,202)	1,181
Effect of exchange rate fluctuation on cash held		(40)	-	-
Cash and cash equivalents at beginning of year		10,880	23,082	21,901
Net cash and cash equivalents at year end	16	14,335	10,880	23,082

The accompanying notes on page F-6 to F-58 are an integral part of these consolidated financial statements

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

1 Reporting entity
Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands. These consolidated financial statements of the Group as at and for the years ended December 31, 2016 and December 31, 2015 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

2 Basis for preparation

(i) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorised for issue by the Board of Directors on March 30, 2017.

(ii) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	equity settled share-based payment arrangements measured at fair value on grant date;
•	cash settled share-based payment arrangement measured at fair value on the grant and re-measurement dates; and
•	derivative financial instruments measured at fair value.
(iii) Functional currency

These consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.

(iv) Comparatives

Where necessary comparative periods may be adjusted to conform to changes in presentation. The Group has reclassified Exploration and Evaluation assets as a separate class of Property, plant and equipment in order to enhance disclosure. The January 1, 2015 carrying value of Mineral properties depreciated decreased by $1,951 (2014:1,871) and was renamed Mine development, infrastructure and other. The January 1, 2015 carrying value of Mineral properties not depreciated, increased by 1,951 (2014:1,871) and was renamed Exploration and Evaluation assets. The reclassifications had no impact on the statements of financial position.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

3 Use of estimates and judgements

In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a)	Judgements, assumptions and estimation uncertainties
i) Depreciation of Property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves and resources, which can be recovered in the future from known mineral deposits. The method of calculating depreciation changed during the current financial year, refer to par 4(e)(iv) for more detail. Confidence in the existence, commercial viability and economical recovery of such reserves and resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are contiguous to the Group’s mine. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, are included in the calculation of depreciation. The future development costs are those costs that need to be incurred to access the resources, for example the costs to complete a decline or level, which may include infrastructure and equipping costs. These amounts have been extracted from the cash flow projections for the life-of-mine plans. Other items of property, plant and equipment are depreciated as described in note 4(iv) Useful lives.

ii) Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during the course of operations. Changes in reported reserves and resources may affect the Group’s financial results and position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in the estimated cash flows;
•	Depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
•	Decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
3 Use of estimates and judgements - (continued)

iii) Blanket mine’s indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant judgements and assumptions which are explained in Note 5.

iv) Site restoration provisions
The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and a further internal assessment for additional areas of disturbance in 2016. The restorations provision for Eersteling Gold Mining Company Limited was estimated based on an internal management assessment. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for (Refer to note 20).

v) Exploration and evaluation (“E&E”) assets
The Group also makes estimates and assumptions regarding the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets are dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

vi) Income taxes
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
vii) Share-based payment transactions

Equity settled share-based payment arrangements

The Group measures the cost of equity settled, share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer notes 5 and 21.1) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant judgements and estimates and assumptions for estimating fair value for share-based payment transactions are disclosed in note 21.1.

Option pricing models require the input of assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Cash settled share-based payment arrangements

The fair value of the amount payable to employees in respect of share-based awards, which will be settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as an expense in profit or loss.

Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash settled share-based payment transactions are disclosed in note 21.2.

viii) Impairment

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment. Further details of the judgements and estimates made for these reviews are set out in note 13.

ix) Measurement of fair values

Some of the Group’s accounting policies and disclosure require the measurement of fair values, for both financial and non-financial assets and liabilities.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
3	Use of estimates and judgements - (continued)
ix) Measurement of fair values - (continued)

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
4 Significant accounting policies

Except as stated in note 4(r), the accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

 (a) Basis of consolidation

i)	Subsidiaries and structured entities
Subsidiaries and certain structured entities are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii)	Loss of control
When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related Non-controlling interests (“NCI”) and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

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
As stated in note 2(iii) the presentation currency of the Group is the United States Dollar. The functional currency of the Company and all its subsidiaries is the United States Dollar except for the South African subsidiaries that use the South African Rand (“ZAR”) as their functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

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
In preparing the financial statements of the Group entities, transactions in currencies other than the entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies - (continued)

(b)	Foreign currency
i)	Non-derivative financial assets
The Group initially recognises loans and receivables on the date that which they originate. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

The Group has the following non-derivative financial assets: trade and other receivables as well as cash and cash equivalents.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at year end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Loans and receivables include trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies - (continued)

ii)	Non-derivative financial liabilities
Financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts, loans and borrowings and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

iii)	Derivative financial instruments
During the year the Group held derivative financial instruments to hedge its gold price exposure. Derivatives are recognised initially at fair value, attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. The Group does not hold derivatives that are classified as cash flow hedges, embedded derivatives or hedges that qualify as highly effective. Therefore, all changes in the fair value of derivative instruments are accounted for in profit or loss.

iv)	Offsetting
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(d)    Share capital
Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognised as a deduction from equity, net of any tax effects.

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies - (continued)

ii)	Exploration and evaluation assets
Exploration costs are expensed as incurred, unless there is a high degree of confidence in the project's viability, it is possible that the project will return future economic benefits and the legal right to explore a property is acquired, in these circumstances the costs will be capitalised. These exploration and evaluation cost capitalised are disclosed under property, plant and equipment. Direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within Property, plant and equipment. All direct costs related to the acquisition, exploration and development of mineral properties are capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets.

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
Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mine development, infrastructure and other assets, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of mine development, infrastructure and other assets are provided for on the unit-of-production basis using estimated reserves and resources. Land is not depreciated.

The calculation of the units of production rate could be affected to the extent that actual production in the future is different from the current forecast production based on reserves and resources. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

4 Significant accounting policies – (continued)

iv)	Depreciation
These factors include:

•	Changes in mineral reserves and resources;
•	Differences between actual commodity prices ad commodity price assumptions;
•	Unforeseen operational issues at mine sites; and
•	Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.
Change in depreciation method

Previously in mining areas to which the full extent of the orebodies were not determinable because ore bearing structures open at depth or open laterally, the straight line method of depreciation was applied over the estimated life of the mine for mine development, infrastructure and other assets. Due to an increase in focus on deep drilling which is expected to result in regular updates to the reserve and resources statements of Blanket Mine, it was determined that these items of property, plant and equipment will be depreciated on the units-of-production method from July 1, 2016. The change in estimation resulted in a decrease of $138 in the depreciation charge for period July 1, 2016 to December 31, 2016. This change in depreciation method has been accounted for prospectively as a change in estimate in accordance with IFRS.

Useful lives

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years (2015: 10 to 15 years)
•	plant and equipment 10 years (2015: 10 years)
•	fixtures and fittings including computers 4 to 10 years (2015: 4 to 10 years)
•	motor vehicles 4 years (2015: 4 years)
•
mine development, infrastructure and other assets in production, units-of-production method from July 1, 2016 and 11 years on the straight line method for the period January 1, 2016 to June 30, 2016 (2015: 11 years, straight line method)

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

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

(i) Non-derivative financial assets (including receivables)
A financial asset not classified as fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A non-derivative financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the absence or disappearance of an active market for a bond or other security. The Group considers evidence of impairment for receivables at both the specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. An impairment loss in respect of a non-derivative financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii) Non-financial assets
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”). The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
4 Significant accounting policies – (continued)

(ii) Non-financial assets – (continued)
amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(iii) Impairment of exploration and evaluation (“E&E”) assets
The test for impairment of E&E assets, included in Mineral properties not depreciated, can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are special impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are required in the event that the circumstances that resulted in impairment have changed.

E&E assets are only assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

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

4 Significant accounting policies – (continued)
Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

(I)	Share-based payment transactions
(i)	Equity settled share-based payments to employees and directors
The grant date fair value of share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date. Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period or immediately for awards already vested. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss.

(ii)	Cash settled share-based payments to employees and directors
The grant date fair value of cash settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards are re-measured with a corresponding adjustment to profit or loss. In determining the fair value of a cash settled share-based payment at inception of the transaction and on re-measurement date of the liability, the liability is measured by reference to the listed share price when the option holder has similar rights to a shareholder. The listing price would be adjusted for the present value of the expected dividends if the cash settled share-based payment has no dividend reinvestment option, as the holder would not be entitled to similar rights as a shareholder.

(j)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. The unwinding of the discount is recognised as finance cost.

(k)        Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of these assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred.  Future rehabilitation costs are discounted using a pre-tax risk free rate that reflects the time-value of money. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
4 Significant accounting policies – (continued)

(k)        Site restoration - (continued)
These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision.  Changes resulting from an increased footprint due to gold production are charged to profit or loss for the year.  The cost of on-going current programs to prevent and control pollution is charged against profit or loss as incurred.

(l)	Revenue

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and when the receipt of proceeds are substantially assured. Revenue is measured at the fair value of the receivable at the date of the transaction.

 (m)       Government grants

The Company recognises an unconditional government grant related to gold proceeds in profit or loss as other income when the grant becomes receivable. Government grants are initially recognised as deferred income at fair value if there is reasonable assurance that they will be received.

(n) Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on loans and borrowings and also include commitment costs on overdraft facilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

(o)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax expense are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(i)	Current tax
Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax also includes withholding tax on dividends paid between companies within the Group.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies – (continued)
(ii)	Deferred tax
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

(p)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 19) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

(q) Borrowing cost

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
(r) The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:
Standard/Interpretation	Effective date and expected adoption date*
IAS 7
The amendments provide for disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. This includes providing a reconciliation between the opening and closing balances for liabilities arising from financing activities.
The amendment is not expected to result in significant changes other than providing the user of the user with additional disclosure in the financial statements.
January 1, 2017
IAS 12
The amendments provide additional guidance on the existence of deductible temporary differences, which depend solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also provide additional guidance on the methods used to calculate future taxable profit to establish whether a deferred tax asset can be recognised.

The Group has performed a preliminary assessment and expects no significant effect on the results.
January 1, 2017
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
The Group has performed a preliminary assessment and expects no significant effect on the results.
January 1, 2018
IFRS 9
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
January 1, 2018
Standard/Interpretation	Effective date and expected adoption date*
IFRS 2 (Amendments)
The amendments cover three accounting areas:
Measurement of cash-settled share-based payments –The new requirements do not change the cumulative amount of expense that is ultimately recognised, because the total consideration for a cash-settled share-based payment is still equal to the cash paid on settlement.
Classification of share-based payments settled net of tax withholdings –The amendments introduce an exception stating that, for classification purposes, a share-based payment transaction with employees is accounted for as equity-settled if certain criteria are met.
Accounting for a modification of a share-based payment from cash-settled to equity-settled –. The amendments clarify the approach that companies are to apply.
The Group has performed a preliminary assessment and expects no significant effect on the results.
January 1, 2018
IFRS 16
IFRS 16 was published in January 2016. It sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 replaces the previous leases Standard, IAS 17 Leases, and related Interpretations. IFRS 16 has one model for lessees which will result in almost all leases being included on the Statement of Financial position. No significant changes have been included for lessors.
The Group has performed a preliminary assessment and expects no significant effect on the results.
January 1, 2019

* Annual periods ending on or after

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

During 2012 the Group, to comply with Zimbabwean law that requires indigenous Zimbabweans own at least 51% of the Blanket Mine, entered into agreements to transfer a 51% ownership interest in Blanket Mine as follows:

•	Sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million.
•	Sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by Indigenous Zimbabweans, for $11.01 million.
•
Sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust.

•	And donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

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

The facilitation loans relating to the Group were transferred as a dividend in specie to a wholly-owned subsidiary of Caledonia Mining Corporation Plc.

Accounting treatment

The directors of Caledonia Holding Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:

•	Non-controlling interests (NCI) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:
-	20% of the 16% shareholding of NIEEF;
-	20% of the 15% shareholding of Fremiro; and
-	100% of the 10% shareholding of the Community Trust.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2016 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

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

Blanket’s indigenisation shareholding percentages and facilitation loan balances
				Balance of facilitation loan #
USD 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Dec, 31 2016	Dec, 31 2015
NIEEF	16%	3.2%	12.8%	11,990	11,907
Fremiro	15%	3.0%	12.0%	11,682	11,657
Community Trust	10%	10.0%	-	-	-
BETS	10%	-*	-*	7,788	7,772
	51%	16.2%	24.8%	31,460	31,336

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
5 Blanket Zimbabwe Indigenisation Transaction – (continued)

The balance on the facilitation loans is reconciled as follows:

Balance at January 1, 2015	31,336
Interest accrued &	-
Dividends used to repay loans &	-
Balance at December 31, 2015	31,336
Interest accrued &	1,359
Dividends used to repay loans &	(1,235)
Balance at December 31, 2016	31,460

*The shares held by BETS are effectively treated as treasury shares (see above). The BETS facilitation loan earnings are accounted for under IAS19 Employee Benefits as an employee charge under Production cost.
& An interest moratorium was placed on all facilitation loans from December 31, 2014 to August 1, 2016. Interest resumed when Blanket Mine’s started paying dividends on August 1, 2016.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangements with NIEEF and the Community Trust as follows:

Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

• A $2 million payment on or before September 30, 2012;
• A $1 million payment on or before February 28, 2013; and
• A $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.

Advances made to NIEEF as an advanced dividend loan before 2013 has been settled through Blanket Mine dividend repayments in fiscal 2014.

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

The movement in the advance dividend loan to the Community trust is reconciled as follows:

Total

Balance at January 1, 2015	3,237
Interest accrued	-
Dividends used to repay advance dividends	-
Balance at December 31, 2015	3,237
Interest accrued	133
Dividends used to repay advance dividends	(370)
Balance at December 31, 2016	3,000

Blanket has suspended dividend payments from January 1, 2015 until August 1, 2016 as a result of which the repayment of facilitation loans by Blanket’s indigenous shareholders were also suspended. A moratorium was placed on the interest of the advanced dividend loan until such time as dividends resumed, no repayments were made or interest accumulated from December 31, 2014 until July 31, 2016. This was considered a modification that was not beneficial to Blanket’s indigenous shareholders. Dividends and interest resumed on August 1, 2016, when Blanket Mine declared a dividend.

6 Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk (refer note 25)
•	Interest rate risk (refer note 25)
•	Credit risk (refer note 25)
•	Liquidity risk (refer note 25)
This note and note 25 presents information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

6 Financial risk management – (continued)

program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.  On February 10, 2016, a gold price hedge was entered into to manage the possible effect of gold price fluctuations and expired in August 2016. As at December 31, 2016 no financial instruments were in place to manage the gold price risk. The fair value of the Group’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are described below:

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
The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility and term loan. Management’s policy is to invest cash in financial institutions with an investment grade credit-rating. The Company has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

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

The Group manages its liquidity risk by ensuring that there is sufficient cash to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

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

	2016	2015	2014

Total equity	59,317	50,361	50,343

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders and accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2016, the Group is not subject to externally imposed capital requirements other than the term loan which is covered by a notarial bond over moveable assets (refer notes 13 and 22) and there has been no change with respect to the overall capital risk management strategy. Management is of the opinion that the capital is sufficient to safeguard its ability to continue as a going concern and maintain operations and exploration potential of the mineral properties.

8 Production costs

	2016	2015	2014

Salaries and wages	12,206	11,908	10,014
Consumable materials	16,291	14,479	14,565
Site restoration	32	-	29
Exploration cost not capitalised	408	380	343
Safety	221	551	473
On mine administration	2,898	2,701	2,484
Other production cost	30	-	-
	32,086	30,019	27,908

9.1 Other income

	2016	2015	2014
Government grant – Gold sale export incentive	1,104	-	-
Non-refundable deposit – Eersteling Gold Mining Company Limited	120	-	-
Other	106	110	25
	1,330	110	25

Government grant – Gold sale export incentive

From May 2016 the Reserve Bank of Zimbabwe announced a 2.5% export incentive on the gold proceeds received for all large scale gold mine producers. In terms of the directive the Blanket Mine will receive 2.5% on all gold proceeds sold to Fidelity Printers and Refiners Limited. As at the approval date of these financial statements all export incentive payments outstanding as at December 31, 2016 were received in cash. All incentives granted by the Zimbabwean government were included in other income when determined receivable.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

9 Other income (continued)

Government grant – Gold sale export incentive (continued)

Non-refundable deposit – Eersteling Gold Mining Company Limited

On July 12, 2016 the Group entered into an agreement to sell the shares and claims of Eersteling Gold Mining Company Limited. On September 19, 2016 in the second addendum to the agreement it was agreed that the Group will receive a non-refundable deposit in addition to the initial agreed sale amount that was agreed upon in July, 2016. As at December 31, 2016 the sale of the shares and claims were not considered highly probable as 100% of the sale of shares and claims receivable and a significant portion of the non-refundable deposit were outstanding and outside of the agreed upon payment dates of the second addendum. Up to December 31, 2016 an amount of $120 was received as part of the non-refundable deposit and was recognised as other income.

9.2             Sale of Treasury Bills

On May 16, 2016 the Company announced that Blanket Mine had sold treasury bills (“Bills”) issued by the Government of Zimbabwe for a gross value of approximately $3,202. The Bills were issued to Blanket in 2015 which replaced the Special Tradeable Gold Bonds (“Bonds”) which were issued to Blanket in 2009 as part consideration for gold sales that were made by Blanket in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers. The Bonds were carried at a fair value of nil in previous years and the impairment was allowed as a tax deduction.

10 Administrative expense

	2016	2015	2014

Investor relations	543	513	514
Audit fee	267	240	356
Legal fee and disbursements	617	452	722
Advisory services fee	373	355	24
Listing fees	328	206	318
Directors fees company	211	191	298
Directors fees Blanket	48	60	38
Employee costs	2,803	3,106	3,152
Office costs - Zambia	17	716	896
Other office administration costs	185	547	16
Unrecoverable VAT expenses and penalties	-	298	-
Employee benefits relating to indigenisation	-	-	140
Travel costs	484	325	303
Donation to community	-	58	-
Eersteling Gold Mine administration costs	111	111	120
Professional consulting fees	1,276	444	490
	7,263	7,622	7,387

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
11 Finance income and finance costs

Finance income	2016	2015	2014

Interest received – Bank	16	1	14

Finance cost

Interest paid – Bank	103	49	20
Interest paid – Capitalised to Property, plant and equipment (note 13)	(103)	-	-
Unwinding of rehabilitation provision	25	43	33
Interest – South African Revenue Service	-	344	-
Finance charges – Overdraft	167	100	101
	192	536	154

12 Tax expense

	2016	2015	2014
Tax recognised in profit or loss

Current tax	3,106	(197)	5,276
Income tax– current year	2,414	506	4,582
Income tax – Prior year under/(over) provision	49	(1,636)	(194)
Withholding tax expense	643	933	888
Deferred tax expense	4,611	2,567	706
Origination and reversal of temporary differences	4,611	2,567	468
Change in effective tax rate	-	-	238

Tax expense – recognised in profit or loss	7,717	2,370	5,982

Tax recognised in other comprehensive income

Income tax - current year	-	(199)	(111)
Tax expense	7,717	2,171	5,871

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:	2016	2015	2014

Tax losses carried forward	4,989	*11,150		*19,957
	4,989	11,150	19,957
*Tax losses carried forward in 2015 include an amount of $6,243 relating to losses when Caledonia Mining Corporation was domiciled in Canada. These losses expired after the Company re-domiciled to Jersey, Channel Islands through a process called the Continuance and its name changed to Caledonia Mining Corporation Plc.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
12 Tax expense - (continued)

Taxable losses do not expire for the entities incurring taxable losses within the group. Deferred tax assets have not been recognised as future taxable income is not deemed probable to utilise these losses against.

Tax paid	2016	2015	2014

Net income tax receivable/(payable) at January 1	344	(1,617)	(1,064)
Current and withholding (expense)/tax credit	(3,106)	197	(5,276)
Income tax expense recognised through other comprehensive income	-	199	111
Foreign currency movement	(49)	103	86
Tax paid	2,466	1,462	4,526
Net income tax (payable)/receivable at December 31	(345)	344	(1,617)

Net income tax	2016	2015	2014

Income tax receivable	-	397	95
Income tax payable	(345)	(53)	(1,712)
Net income tax (payable)/receivable	(345)	344	(1,617)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

12 Tax expense - (continued)

Reconciliation of tax rate
	2016	2016	2015	2015	2014	2014
	%		%		%
Profit for the year		11,085		5,590		5,946
Total tax expense		7,717		2,370		5,982
Profit before tax		18,802		7,960		11,928

Income tax at Company's domestic tax rate	*0%	-	26.5%	2,109	26.5%	3,161
Tax rate differences in foreign jurisdictions		6,171		(63)		(349)
Change in tax rate		-		-		238
Foreign currency difference		-		(12)		34
Net withholding tax		476		317		185
Deemed interest on loans		-		31		636
Share-based payments		122		6		-
Impairment		-		-		37
Non-deductible South African tax transactions		-		470		-
Royalties		753		632		881
Donations		2		15		3
Other non-deductible expenditure		62		(49)		27
Under/(over) provision of taxes in prior years		49		(1,636)		(194)
Change in unrecognized deferred tax assets		82		550		1,323
Tax expense - recognised in profit or loss		7,717		2,370		5,982

* The domestic income tax rate of the Company changed from 26.5% to 0% after it re-domiciled from Canada to Jersey Channel Islands.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

12 Tax expense - (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets			Liabilities			Net
	2016	2015	2014	2016	2015	2014	2016	*2015	2014

Property, plant and equipment	-	-	-	(17,092)	(12,988)	(9,223)	(17,092)	(12,988)	(9,223)
Provision for obsolete stock	12	-	-	-	-	-	12	-	-
Prepayments	-	-	-	(3)	(3)	(22)	(3)	(3)	(22)
Provisions	1,218	733	565	-	-	-	1218	733	565
Assessed losses recognised	-	998	-	-	-	-	-	998	-
Tax assets/ (liabilities)	1,230	1,731	565	(17,095)	(12,991)	(9,245)	(15,865)	(11,260)	(8,680)

* The deferred tax liability consists of a deferred tax asset of $44 (2015: $58) from the South African operations and a deferred tax liability of $15,909 (2015: $11,318) due to the Zimbabwean operations. The amounts are in different tax jurisdictions and therefore not offsetable and presented separately in the Statement of financial position as a Non-current asset and a Non-current liability. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2016	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2016
Property, plant and equipment	(12,988)	(4,104)	-	(17,092)
Prepayments	(3)	2	(2)	(3)
Provisions	733	477	8	1218
Provision for obsolete stock	-	12	-	12
Assessed loss	998	(998)	-	-
Total	(11,260)	(4,611)	6	(15,865)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
12 Tax expense - (continued)

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

 13 Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Cost
Balance at January 1, 2014	7,622	12,145	17,129	20,079	1,220	2,075	60,270
Additions	536	*2,990	1,768	1,740	114	18	7,166
Disposals	-	-	-	(275)	-	(8)	(283)
Reallocations between asset classes	(580)	1,661	-	(1,084)	3	-	-
Foreign exchange movement	30	92	(3,684)	508	(145)	(114)	(3,313)
Balance at December 31, 2014	7,608	16,888	15,213	20,968	1,192	1,971	63,840
Balance at January 1, 2015	7,608	16,888	15,213	20,968	1,192	1,971	63,840
Additions	681	*14,359	1,595	1,144	149	265	18,193
Surrender of Zambian assets ***	-	-	(11,527)	-	-	-	(11,527)
Disposals	-	-	-	(124)	-	(77)	(201)
Reallocations between asset classes	(256)	-	1,012	(756)	-	-	-
Foreign exchange movement	(44)	(89)	(69)	(606)	(64)	(90)	(962)
Balance at December 31, 2015	7,989	31,158	6,224	20,626	1,277	2,069	69,343
Balance at January 1, 2016	7,989	31,158	6,224	20,626	1,277	2,069	69,343
Additions**	-	*17,545	739	572	73	230	19,159
Scrappings	-	-	-	-	(502)	-	(502)
Reallocations between asset classes	361	(3,699)	-	3,338	-	-	-
Disposals						(55)	(55)
Foreign exchange movement	17	74	4	-	28	11	134
Balance at December 31, 2016	8,367	45,078	6,967	24,536	876	2,255	88,079

* Included in additions to mine development, infrastructure and other assets is an amount of $557 (2015: $$391) relating to rehabilitation asset capitalised refer note 20.
** Included in additions is an amount of $17,731 (2015:$26,192) relating to capital work in progress (“CWIP”) and contains $103 (2015:$ Nil) of borrowing costs capitalized from the term loan. As at year end $34,086 of CWIP was included in the closing balance (2015:26,152).
*** The Group surrendered all exploration rights relating to the Zambian operations for a nominal value. The Zambian assets were fully impaired in previous years.

There are commitments to purchase plant and equipment totalling $2,122 (2015: $1,376; 2014: $552) at year end.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
13 Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses
Balance at January 1, 2014	1,621	2,642	13,400	9,243	994	1,098	28,998
Depreciation for the year	514	734	-	1,891	78	323	3,540
Impairment	-	-	-	164	14	-	178
Disposals	-	-	-	(214)	-	(8)	(222)
Foreign exchange movement	(372)	59	(1,873)	(954)	(140)	(110)	(3,390)
Balance at December 31, 2014	1,763	3,435	11,527	10,130	946	1,303	29,104

Balance at January 1, 2015	1,763	3,435	11,527	10,130	946	1,303	29,104
Depreciation for the year	559	451	-	1,894	98	320	3,322
Surrender of Zambian assets ***	-	-	(11,527)	-	-	-	(11,527)
Disposals	-	-	-	(117)	-	(51)	(168)
Foreign exchange movement	(1)	(105)	-	(383)	(48)	(69)	(606)
Balance at December 31, 2015	2,321	3,781	-	11,524	996	1,503	20,125

Balance at January 1, 2016	2,321	3,781	-	11,524	996	1,503	20,125
Scrappings	-	-	-	-	(502)	-	(502)
Impairments	-	-	-	-	20	-	20
Depreciation for the year	629	699	-	1,705	106	352	3,491
Disposals	-	-	-	-	-	(8)	(8)
Foreign exchange movement	-	61	-	-	22	(3)	80
Balance at December 31, 2016	2,950	4,541	-	13,229	642	1,844	23,206

*** The Group surrendered all exploration rights relating to the Zambian operations for a nominal value. The Zambian assets were fully impaired in previous years.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

13 Property, plant and equipment - (continued)

Carrying amounts
At December 31, 2014	5,845	13,453	3,686	10,838	246	668	34,736
At December 31, 2015	5,668	27,377	6,224	9,102	281	566	49,218
At December 31, 2016	5,417	40,537	6,967	11,307	234	411	64,873

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
13 Property, plant and equipment - (continued)
Impairment indicators
Management’s budgeted capital expenditure for 2017 is focused on increasing the production capacity at the Blanket Mine (“Investment Plan”).  It was therefore decided to place the satellite properties, GG and Mascot, on care and maintenance until there are sufficient funds to re-commence the planned further exploration and evaluation of the orebodies, gold extraction processes and mining methods at these areas. Due to the impairment indicator, management assessed the recoverability of the investment in these satellite properties and determined that no impairment was required as at December 31, 2016.  The discounted cash flow method was used to calculate the recoverable amount using the assumptions below:

Long-term gold price per oz.	$1,192
Discount rate	20%
Life of mine
- GG	7 yrs
- Mascot	5 yrs
Incremental operational cost per tonne (at 100 tonnes per day)
- GG	$42
- Mascot	$44

14 Inventories
	2016	2015

Consumable stores	6,884	5,739
Gold in process	338	352
	7,222	6,091
Consumables stores are disclosed net of any write downs or provisions for obsolete items, which amounted to $862 (2015: $46).

15 Trade and other receivables

	2016	2015

Bullion revenue receivable	1,059	-
VAT receivables	1,901	2,997
Deposits for stores and equipment and other receivables	465	842
	3,425	3,839
The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 6 and 25.

16 Cash and cash equivalents

	2016	2015

Bank balances	14,335	12,568
Cash and cash equivalents in the statement of financial position	14,335	12,568
Bank overdrafts used for cash management purposes	-	(1,688)
Net cash and cash equivalents at year end	14,335	10,880

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 25.

On August 23, 2016 Blanket Mine arranged an unsecured bank overdraft facility of $2,000 of which full amount was unutilised at December 31, 2016. The overdraft facility bears interest at 6.5% per annum, 4.65% above the base rate and has a $20 arrangement fee over a 12 month period with a review date of August 31, 2017. The facility is repayable on demand.

17 Share capital

Authorised
Unlimited number of shares of no par value.
Unlimited number of preference shares of no par value.

Issued shares	Number of fully paid shares	Amount
January 1, 2014	52,117,908	54,569
December 31, 2014	52,117,908	54,569
Cancelled*	(39,000)	-
December 31, 2015	52,078,908	54,569
Issued	708,520	433
December 31, 2016	52,787,428	55,002
* 39,000 treasury shares of the Company were cancelled during 2015.

The holders of shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Group. The Company has no preference shares in issue.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

18 Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Blanket’s indigenisation shareholders under Blanket’s Indigenisation Transaction (refer Note 5).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 so as to be able to commence dividend payments.

Reserves
	2016	2015	2014
Foreign currency translation reserve	(6,258)	(6,520)	(3,229)
Equity settled share-based payment reserve	16,041	15,871	15,847
Contributed surplus	132,591	132,591	132,591
Total	142,374	141,942	145,209

19 Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended December 31, 2016 was based on the adjusted profit attributable to shareholders of $8,288 (2015: $4,679; 2014: $4,387), and a weighted average number of shares outstanding of 52,286,208 (2015: 52,095,087; 2014: 52,117,908).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

19 Earnings per share – (continued)

Weighted average number of shares

(In number of shares)	Note	2016	2015	2014

Issued share capital at beginning of year	17	52,078,908	52,117,908	52,117,908
Weighted average cancellation during the year		-	(22,821)	-
Weighted average share issues during the year		207,300	-	-
Weighted average number of shares at December 31		52,286,208	52,095,087	52,117,908

	2016	2015	2014
Profit attributable to shareholders	8,526	4,779	4,435
Blanket Mine Employee Trust Adjustment	(238)	(100)	(48)
Adjusted profit attributable to shareholders	8,288	4,679	4,387
Basic earnings per share -$	0.16	0.09	0.08

•	Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.
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

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current and prior year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to shareholders.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

19 Earnings per share – (continued)

The calculation of diluted earnings per share at December 31, 2016 was based on the adjusted profit attributable to shareholders of $8,288 (2015: $4,679; 2014: $4,387), and a weighted average number of shares and potentially dilutive shares outstanding of 52,403,635 (2015: 52,203,255; 2014: 52,145,469), calculated as follows:

Weighted average number of shares

(In number of shares)	2016	2015	2014

Weighted average number of shares at December 31	52,286,208	52,095,087	52,117,908
Effect of dilutive options	117,427	108,169	27,561
Weighted average number of shares (diluted) at December 31	52,403,635	52,203,255	52,145,469
Diluted earnings per share - $	0.16	0.09	0.08

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 343,973 (2015: 2,132,751; 2014: 2,538,359), were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

20	Provisions

Site restoration

Site restoration relates to the net present value of the estimated cost of closing down a mine and site and environmental restoration costs, estimated to be paid up until 2030 for Blanket Mine based on the estimated life of mine. Site restoration costs at Blanket mine are capitalised to mineral properties depreciated at initial recognition and amortised systematically over the estimated life of the mine for costs relating to the decommissioning of property, plant and equipment.

Reconciliation of site restoration provision	2016	2015	2014
Balance at January 1,	2,762	2,484	1,470
Foreign exchange movement	80 252525	(156)	(64)
Unwinding of discount	25	43	33
Change in estimate during the year
- adjusted through profit or loss	32	-	29
- adjustment capitalised in Property, plant and equipment	557	391	1,016
Balance at December 31,	3,456	2,762	2,484

The discount rates currently applied in the calculation of the net present value of the Blanket mine provision is 0.86% (2015: 1.07%; 2014: 2,32%), based on a risk free rate and cash flows estimated at 0% inflation (2015: 0%). The Eersteling mine is under care and maintenance and the provision is not discounted.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

20	Provisions – (continued)

Site restoration– (continued)

The gross rehabilitation costs before discounting amounted to $3,159 (2015: $3,006; 2014: $2,486) for Blanket mine and $571 (2015: $459; 2014: $616) for Eersteling mine.

21 Share-based payments
	Note	2016	2015	2014
Equity settled share-based payments	21.1	170	-	-
Cash settled share-based payments	21.2	618	-	-
		788	-	-

21.1 Equity settled share-based payments

At December 31, 2016 the Group has the following Equity settled share-based payment arrangements:

(a) Share option programme

The Group has established a new Omnibus Equity Incentive Compensation Plan (“OEICP”) for grants after May 2015. Share options issued before May 2015 were issued in terms of the Rolling Stock Option Plan (“RSOP”), which was superseded by the OEICP.  In accordance with both plans, options are granted at an exercise price equal to the market price of the shares at the date of grant and vest according to dates set at the discretion of the Compensation Committee of the Board of Directors at the date of grant.  All outstanding option awards that have been granted, pursuant to the plan, vest immediately.

Terms and conditions of share option programmes

The maximum term of the options under the OEICP is 10 years and under the RSOP 5 years. The terms and conditions relating to the grant of options under the RSOP are that all options are to be settled by physical delivery of shares. Equity settled share based payments under the OEICP will also be settled by physical delivery of shares.  Under both plans the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company.

At December 31, 2016, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date(1)
	Canadian $
90,000	2.30	Oct 13, 2021
25,000	0.80	Oct 8, 2020
346,400	0.90	Sept 10, 2018
461,400
(1)	In terms of the approved Plan, the expiry date of options that expire in a closed period will be extended by 10 days from the cessation of the close period.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
21 Share-based payments – (continued)

21.1 Equity settled share-based payments – (continued)

The continuity of the options granted, exercised, cancelled and expired under the Plan were as follows:

	Number of Options	Weighted Avg. Exercise Price
		Canadian $
Options outstanding and exercisable at January 1, 2014	2,847,920	1.11
Expired or forfeited	(282,000)	1.13
Options outstanding and exercisable at December 31, 2014	2,565,920	1.11
Expired or forfeited	(440,000)	1.11
Granted	115,000	0.73
Options outstanding and exercisable at December 31, 2015	2,240,920	1.08
Expired or forfeited	(1,161,000)	1.30
Granted	90,000	2.30
Exercised	(708,520)	0.83
Options outstanding and exercisable at December 31, 2016	461,400	1.17
The weighted average remaining contractual life of the outstanding options is 3.08 years (2015: 2.46 years).

Inputs for measurement of grant date fair values

The fair value of share-based payments noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

	2016	2015	2015
Options granted	90,000	25,000	90,000
Grant date	October 13, 2016	October 7, 2015	December 21, 2015
Risk-free interest rate	0.53%	0.53%	0.53%
Expected stock price volatility (based on historical volatility)	119%	39,6%	41,2%
Expected option life in years	5	5	5
Exercise price	CAD 2.30	CAD 0.80	CAD 0.74
Share price at grant date	CAD 2.30	CAD 0.79	CAD 0.74
Fair value at grant date	USD 1.89	USD 0.27	USD 0.27

During 2016 a share-based payment grant of 90,000 share equity options was made to Mr. J McGloin. The exercise price is determined on the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
21 Share-based payments – (continued)

21.2 Cash settled share-based payments

Certain key management members were granted Restricted Share Units (“RSU’s”) and Performance Share Units (“PSU’s”), pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSU’s and PSU’s were granted and approved by the Compensation Committee of the Board of Directors.

The RSU’s will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSU’s will be the number of RSU’s vested multiplied by the fair market value of the Company’s shares, as specified by the plan, on date of settlement.

The PSU’s have a service condition and a performance period of three years.  The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates.  The number of PSU’s that will vest will be the PSU’s granted multiplied by the Performance Multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSU’s at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSU’s have rights to dividends only after they have vested.

The fair value of the RSU’s, at the reporting date, were assumed to be the Toronto Stock Exchange (“TSX”) share price at reporting date. The fair value of the PSU’s, at the reporting date, were calculated as the TSX share price at reporting date less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation.  At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the estimated liability.

The following assumptions were used in estimating the fair value of the cash settled share-based payment liability on December 31, 2016:

	RSU’s	PSU’s
Fair value (USD)	$1.10	$1.05
Share price (USD)	$1.10	$1.10
Performance multiplier percentage	-	100%
Dividend yield	-	3.07%
Share units granted up until reporting date:
	RSU’s	PSU’s
Grant - January 11, 2016	303,225	1,212,903
Grant – March 23, 2016	54,839	219,355
Grant – June 8, 2016	25,588	102,353
RSU dividend reinvestments	17,522	-
Total awards at December 31, 2016	401,174	1,534,611

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
22 Loans and borrowings

	2016	2015
Non-current portion of term loan facility	1,577	-
Current portion of term loan facility	1,410	-
	2,987	-

On October 19, 2016 Blanket Mine received $3 million in terms of a term facility with Barclays Bank of Zimbabwe Limited bearing interest at an interest rate of 7.25% per annum and an upfront arrangement fee of $73. The term facility will be paid back over 8 quarterly instalments of $375 starting January 19, 2017. The term facility is secured in terms of a general notarial bond registered over the moveable assets of Blanket Mine to the value of $3,000. The agreement also incorporates an endorsement by the insurer of these movable assets. The endorsement provides Barclays Bank of Zimbabwe Limited with the cession of the insurance cover on the movable assets against all risk insured.

At the inception of the loan the liability was recognised at its fair value plus transaction cost. The imputed finance costs on the liability was determined at an incremental borrowing rate of 7.25%. Finance costs are accounted for in note 11 on the effective interest method. The fair value of the term facility approximates the carrying amount as the market rate approximated the actual rate at year end.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

23     Trade and other payables

	2016	2015	2014

Trade payables	4,536	1,257	866
Audit fee	173	240	294
Other payables	343	1,599	507
Financial liabilities	5,052	3,096	1,667
VAT payable and other taxes	242	329	357
Production and management bonus accrual	1,156	1,792	-
Other employee benefits	123	114	102
Leave pay	1,504	1,325	1,134
Non-financial liabilities	3,025	3,560	1,593
Total	8,077	6,656	3,260

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 25. Of the production and management bonus accrual at December 31, 2016, $1,156 (2015: $1,289) relates to production bonuses payable to the employees at Blanket.

24     Cash flow information
Non-cash items and information presented separately on the cash flow statement:

	2016	2015	2014
Profit before tax	18,802	7,960	12,068
Adjustments for:
Net finance cost *	176	535
Loss on sale of Property, plant and equipment	44	-	62
Impairment of Property, plant and equipment	20	33	178
Foreign exchange gains on cash held	(105)	(2,865)	(423)
Site restoration	32	-	29
Share-based payment expense	788	24	-
Depreciation	3,491	3,322	3,540
Write off of inventory	862	46	-
Cash generated by operations before working capital changes	24,110	9,055	15,454
Inventories	(1,990)	375	(94)
Prepayments	(99)	(321)	(46)
Trade and other receivables	555	(1,472)	566
Trade and other payables	3,095	1,186	(296)
Cash flows from operating activities	25,671	8,823	15,584

* Net interest excludes an amount of $103 of interest expenditure capitalised to Property, Plant and equipment (refer note 13). Of the interest capitalised an amount of $43 was paid and included in the interest paid amount on the Cash flow statement.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

25 Financial instruments

i) Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2016	2015

Canada	-	-
Zimbabwe	1,523	842
	1,523	842

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

Non-derivative financial liabilities	Carrying amount	12 months or less	1-2 Years
December 31, 2016
Trade and other payables	5,052	5,052	-
Term loan facility	2,987	1,410	1,577
	8,039	6,462	1,577
December 31, 2015	Carrying amount	12 months or less	1-2 Years
Trade and other payables	3,096	3,096	-
Bank overdraft	1,688	1,688	-
	4,784	4,784	-

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

25 Financial instruments (continued)

iii) Currency risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currency that it transacts in and the functional currency. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in US dollar in the Group’s consolidated financial statements.

The fluctuation of the US dollar in relation to other currencies that entities, within the Group, may transact in will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group predominantly maintains cash and cash equivalents in US Dollar to avoid foreign exchange exposure and to meet short‐term liquidity requirements.

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

	2016 USD‘000		2015 USD‘000		2014 USD‘000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	CAD	ZAR	CAD
Cash and cash equivalents	457	265	3,874	5,483	10,514	553
Trade and other payables	-	43	-	-	-	-
Intercompany balances*	(30,552)	(1,514)	(27,650)	44,390	(30,320)	48,484
	(30,095)	(1,206)	(23,776)	49,873	(19,806)	49,037

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
25 Financial instruments (continued)

(iii)	Currency risk (continued)
A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss before tax for the group:

	2016 USD‘000		2015 USD’000		2014 USD’000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	CAD	ZAR	CAD
Cash and cash equivalents	23	13	194	274	526	28
Trade and other payables		2	-	-	-	-
Intercompany balances*	(1,527)	(88)	(1,382)	2,219	(1,516)	2,424

* These intercompany balances represent the exposure to foreign currency risk between functional currencies and foreign currencies at a subsidiary level. These balances eliminate on consolidation.

(iv)	Interest rate risk
The group's interest rate risk arises from Loans and borrowings, overdraft facility and cash held. The Loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarized as follows:

	2016	2015	2014
Term loan	2,987	-	-
Cash and cash equivalents	14,335	12,568	23,082
Overdraft	-	(1,688)	-

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s Total comprehensive income for the year, had the rates charged differed.

Sensitivity analysis – Term loan and bank overdraft

	2016	2015	2014

Increase in 100 basis points	30	17	3
Decrease in 100 basis points	(30)	(17)	(3)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
25 Financial instruments (continued)

(iv)	Interest rate risk

Sensitivity analysis – Cash and cash equivalents	2016	2015	2014
Increase in 100 basis points	143	126	2
Decrease in 100 basis points	(143)	(126)	(2)

(v)	Gold price risk
In February 2016, the Company entered into a derivative contract in respect of 15,000 ounces of gold over a period of 6 months and accordingly, the contract expired during the year.  The contract protected the Company if the gold price fell below $1,050 per ounce but gave Caledonia full participation if the price of gold exceeded $1,079 per ounce. The derivative contract was entered into by the Company for economic hedging purposes and not as a speculative investment.

The derivative contract resulted in a loss of $435 that was included in profit or loss. The Company settled the contract with the $435 margin call deposited at the inception of the hedge transaction. Blanket continued to sell all of its gold production to Fidelity Printers and Refiners Ltd (“Fidelity”), as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25%. As at December 31, 2016 no financial instruments were in place to manage the gold price risk. A 5% increase or decrease in the average realised gold price would have increased or decreased Revenue by $3,100 (2015: $2,449).

26 Dividends

2016		2015	2014

Dividends paid to owners of the company (Excluding NCI)	2,639	2,504	2,850

From January 7, 2014 to October 6, 2015, the Company paid an annual aggregate dividend of six Canadian cents CAD 0.060 per share in quarterly instalments of CAD 0.015 per share. On January 5, 2016 the Company announced that it revised its dividend policy to $0.045 per share per annum, paid in quarterly instalments of $0.01125. On July 5, 2016 the Company announced a 22 percent increase in the quarterly dividend to $ 0.01375 and $ 0.055 per annum. The increased dividend represents Caledonia’s revised dividend policy.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
27 Contingencies
The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.

28 Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain mine managers are considered key management.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation.  If this was triggered as at December 31, 2016 the severance payment would have amounted to $4,646 (2015: $3,578; 2014: $3,611). A change in control would constitute:
•	the acquisition of more than 50% of the shares; or
•	the acquisition of right to exercise the majority of the voting rights of shares; or
•	the acquisition of the right to appoint the majority of the board of directors; or
•	the acquisition of more than 50% of the assets of the Group.

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2016	2015	2014
Key management salaries and bonuses	2,033	2,452	1,781
Share-based payments	788	24	-
	2,821	2,476	1,781

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 21). Group entities are set out in note 29.

Refer to note 5 and note 31 for transactions with Non-controlling interests. Refer to note 30 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

29 Group entities

	Functional currency	Country of incorporation	Legal shareholding			Intercompany balances with Holding company
			2016	2015	2014	2016	2015	2014
Subsidiaries of the Company			%	%	%
Caledonia Holdings Zimbabwe (Private) Limited	USD	Zimbabwe	100	100	100	-	-	-
Caledonia Mining (Zambia) Limited(5)	ZMW	Zambia	-	-	100	-	-	(15,499)
Caledonia Nama Limited(5)	ZMW	Zambia	-	-	100	-	-	(12,435)
Caledonia Mining Services Limited	USD	Zimbabwe	100	100	100	-	-	-
Eersteling Gold Mining Company Limited	ZAR	South Africa	100	100	100	(12,793)	(12,585)	(12,575)
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	100	(14,859)	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	100	(87)	(3,806)	(3,806)
Greenstone Management Services Holdings Limited (4)	USD	United Kingdom	100	100	100	13,527	7,846	7,846
Maid O’ Mist Proprietary Limited	ZAR	South Africa	100	100	100	-	-	-
Mapochs Exploration Proprietary Limited	ZAR	South Africa	100	100	100	-	-	-
Caledonia Holdings (Africa) Limited	USD	Barbados	100	100	100	-	-	-
Blanket (Barbados) Holdings Limited	USD	Barbados	100	100	100	-	-	-
Blanket Mine (1983) (Private) Limited(3)	USD	Zimbabwe	(2)49	49	49	-	-	-
Blanket Employee Trust Services (Private) Limited (BETS) (1)	USD	Zimbabwe	-	-	-	-	-	-

(1)BETS and the Employee Trust are consolidated as structured entities.
(2)Refer to Note 5, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.
(3)Blanket has no subsidiary companies
(4)On November 18, 2016, the entity’s name changed from Greenstone Management Services Limited to Greenstone Management Services Holdings Limited.
(5)The Zambia operations were closed down during 2015 and the Companies in Zambia were struck of the Companies register on September 2, 2015.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
30 Operating Segments

The Group's operating segments have been identified based on geographic areas.

During 2016 the Group had three reportable segments as described below, which represents the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Head office, Zimbabwe and South Africa. The accounting policies of the reportable segments are the same as described in note 4. The Corporate segment comprise the holding company and Greenstone Management Services Holdings Limited (UK) responsible for administrative functions within the group. The Zimbabwe operating segments comprise Caledonia Holdings Zimbabwe Limited and subsidiaries. The South Africa geographical segment comprise a gold mine, that is on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The Zambia segment, relevant to the comparative year, consisted of Nama copper project and cobalt project and was deregistered on September 2, 2015. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments 2016	*Head office	Zimbabwe	South Africa	Inter-group eliminations adjustments	Total

Revenue	-	61,992	11,348	(11,348)	61,992
Royalties	-	(2,923)	-	-	(2,923)
Production costs	-	(33,081)	(10,185)	11,180	(32,086)
Depreciation	-	(3,733)	(47)	289	(3,491)
Management fee**	-	(3,960)	3,960	-	-
Other income	120	1,194	16	-	1,330
Other expenses	-	(55)	-	-	(55)
Administrative expenses	(4,690)	(128)	(3,119)	674	(7,263)
Share-based payment expenses	(340)	(342)	(106)	-	(788)
Net Foreign exchange gain	22	2	(529)	-	(505)
Margin call on hedge	(435)	-	-	-	(435)
Net finance cost	-	(191)	15	-	(176)
Sale of Blanket Mine treasury bills	-	3,202	-	-	3,202
Profit before tax	(5,323)	21,977	1,353	795	18,802
Tax expense	-	(6,795)	(922)	-	(7,717)
Profit for the year*	(5,323)	15,182	431	795	11,085
* Head office reconciles to group accounts.

** Of the management fee $641 was receivable and payable at year end (2015: $280).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

30 Operating Segments – (continued)

2016	Head office	Zimbabwe	South Africa	Inter-group elimination adjustments	Total

Geographic segment assets:
Current (excluding intercompany)	5,050	19,501	1,616	(375)	25,792
Non-current (excluding intercompany)	40	65,824	388	(1,335)	64,917
Additions to property, plant and equipment	-	19,000	36	123	19,159
Intercompany balances	42,871	-	7,080	(49,951)	-

Geographic segment liabilities
Current (excluding intercompany)	(313)	(8,801)	(718)	-	(9,832)
Non-current (excluding intercompany)	-	(20,989)	(517)	-	(21,560)
Intercompany balances	(14,900)	(2,184)	(32,867)	49,951	-

Information about reportable segments 2015	Head office	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

Revenue	9,497	48,978	17,016	-	(26,514)	48,977
Royalties	-	(2,455)	-	-	-	(2,455)
Production costs	-	(30,955)	(12,174)	-	13,110	(30,019)
Depreciation	-	(3,559)	(42)	-	279	(3,322)
Other income	9	55	46	-	-	110
Management fee	-	(4,140)	4,140	-	-	-
Administrative expenses	(5,802)	(118)	(8,135)	(750)	7,183	(7,622)
Share-based payment expense	(24)	-	-	-	-	(24)
Net foreign exchange gain	431	-	2,419	-	-	2,850
Finance income	-	-	1	-	-	1
Finance expense	(344)	(190)	(2)	-	-	(536)
Profit before income tax	3,767	7,616	3,269	(750)	(5,942)	7,960
Tax expense	522	(2,616)	(276)	-	-	(2,370)
Profit after income tax	4,289	5,000	2,993	(750)	(5,942)	5,590

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)
30 Operating Segments – (continued)

2015	Head office	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
Geographic segment assets:
Current	8,857	10,386	4,918	1	(600)	23,562
Non-current (excluding intercompany)	40	50,613	370	-	(1,747)	49,276
Additions to property, plant and equipment	-	18,385	143	-	(335)	18,193
Intercompany balances	74,007	1,509	7,958	-	(83,474)	-

Geographic segment liabilities
Current	(433)	(6,497)	(1,469)	-	-	(8,397)
Non-current (excluding intercompany)	-	(13,621)	(459)	-	-	(14,080)
Intercompany balances	(16,734)	(3,507)	(37,290)	(25,943)	83,474	-

Information about reportable segments 2014	Head office	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

Revenue	3,719	53,513	7,167	-	(10,886)	53,513
Royalties	-	(3,522)	-	-	-	(3,522)
Production costs	-	(28,836)	(6,256)	-	6,884	(27,908)
Depreciation	-	(3,522)	(18)	-	-	(3,540)
Other income	-	16	9	-	-	25
Management fee	-	(4,680)	4,680	-	-	-
Administrative expenses	(3,115)	(436)	(2,942)	(894)	-	(7,387)
Impairment	-	(81)	-	(97)	-	(178)
Net foreign exchange gain	49	-	1,016	-	-	1,065
Finance income	14	-	-	-	-	14
Finance expense	-	(154)	-	-	-	(154)
Profit before income tax	667	12,598	3,656	(991)	(4,002)	11,928
Tax expense	(1,067)	(3,594)	(1,321)	-	-	(5,982)
Profit after income tax	(400)	9,004	2,335	(991)	(4,002)	5,946

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

30 Operating Segments – (continued)
2014	Head office	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total
Geographic segment assets:
Current	10,768	10,448	11,782	44	(1,300)	31,743
Non-current (excluding intercompany)	48	35,818	306	-	(1,436)	34,736
Additions to property, plant and equipment	-	7,022	47	97	-	7,166
Intercompany balances	101,920	1,503	29,060	-	(132,483)	-

Geographic segment liabilities
Current	(994)	(2,412)	(1,566)	-	-	(4,972)
Non-current (excluding intercompany)	-	(10,571)	(593)	-	-	(11,164)
Intercompany balances	(33,955)	(902)	(72,406)	(25,220)	132,438	-

Major customer

Revenues from Fidelity Printers in Zimbabwe amounted to approximately 61,992 (2015: 48,977; 2014: $53,513).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31
(in thousands of United States dollars, unless indicated otherwise)

31	Non-controlling interests

Blanket Mine (1983) (Private) Limited NCI % - 16.2%
	2016	2015	2014

Current assets	13,151	10,386	10,448
Non-current assets	65,823	50,613	37,322
Current liabilities	(8,698)	(6,497)	(2,412)
Non-current liabilities	(20,185)	(13,621)	(10,571)
Net assets	50,091	40,881	(34,787)

Carrying amount of NCI	3,708	1,504	693

Revenue	61,992	48,977	53,515
Profit	15,800	5,000	8,860
Total comprehensive income	15,800	5,000	8,860

Profit allocated to NCI	2,559	811	1,511
Dividend paid to NCI	(355)	-	770

32 Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2016 was $567 (2015: $473; 2014: $443).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date March 30, 2017

CALEDONIA MINING CORPORATION PLC

By:	/s/ Mark Learmonth
Mark Learmonth Chief Financial Officer