Form 20-F
period 2017-12-31
Caledonia Mining Corp Plc
filed 2018-04-02
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

ANNUAL REPORT

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ……………………………………………

For the transition period from ……………………………… to ………………………………

Commission file number 001-38164

Caledonia Mining Corporation Plc

(Exact name of Registrant as specified in its charter)

Jersey, Channel Islands

(Jurisdiction of incorporation or organization)

Caledonia Mining Corporation Plc

3rd Floor, Weighbridge House, St Helier, Jersey, JE2 3NF

(Address of principal executive offices)

Mark Learmonth, +44 1534 679 800, marklearmonth@caledoniamining.com, 3rd Floor, Weighbridge House, St Helier, Jersey Channel Islands, JE2 3NF.

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares, without par value - 10,603,153

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or stock as of the closing of the period covered by the annual report:

10,603,153 (“Common shares” or “shares”)

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

[ ] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, and/or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [ ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PART I

ITEM 1 - Identity of Directors, Senior Management and Advisers		9
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		9
ITEM 3 - KEY INFORMATION		9
A.	Selected Financial Data	9
B.	Capitalization and Indebtedness	10
C.	Reasons for the Offer and Use of Proceeds	10
D.	Risk Factors	10
ITEM 4 - INFORMATION ON THE COMPANY		21
A.	History and Development of the Company	21
B.	Business Overview	23
C.	Organizational Structure	24
D.	Property, Plant and Equipment	24
ITEM 4A - UNRESOLVED STAFF COMMENTS		33
ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS		33
A.	Operational Results	33
B.	Liquidity and Capital Resources	39
C.	Research and development, patents and licences	40
D.	Trend Information	40
E.	Off-Balance Sheet Arrangements	40
F.	Tabular Disclosure of Contractual Obligations	40
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		41
A.	Directors and Senior Management	41
B.	Compensation	45
C.	Board Practices	46
D.	Employees	47
E.	Share Ownership	47
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		48
A.	Major Shareholders	48
B.	Related Party Transactions	49
C.	Interests of Experts and Counsel	49
ITEM 8 - FINANCIAL INFORMATION		49
A.	Consolidated Statements and Other Financial Information	49
B.	Significant Changes	49
ITEM 9 - THE OFFERING AND LISTING		50
A.	Offering and Listing Details	50
ITEM 10 - ADDITIONAL INFORMATION		53
A.	Share Capital	53
B.	Articles of Association	53
C.	Material Contracts	55
D.	Exchange Controls	55
E.	Taxation	56
F.	Dividends and Paying Agents	60
G.	Statement by Experts	60
H.	Documents on Display	60
I.	Subsidiary Information	60
ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		61
A.	Currency Risk	61
4

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F ("Annual Report") and the exhibits attached hereto contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, the Company’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this Annual Report include: our reserve calculations with underlying assumptions, production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates, Caledonia Mining Corporation Plc’s (“Caledonia” or “Company”) plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders, potential shareholders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each annual report, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Status as an Emerging Growth Company

We are an “emerging growth company” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the foreseeable future.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an "accelerated filer" or a "larger accelerated filer". In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

SPECIAL NOTE REGARDING LINKS TO EXTERNAL WEBSITES

Links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report.

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

PART I

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

Financial – All in USD’000’s unless indicated otherwise	2017	2016	2015	2014(2)	2013(2)
Revenue	69,762	61,992	48,977	53,313	63,217
Gross Profit	26,321	23,492	13,181	18,543	29,010
Net Income /(Loss) – after tax from operations	11,896	11,085	5,590	5,946	(477)
Net Income /(Loss) – after tax from continuing operations	11,896	11,085	5,590	5,946	(477)
Profit /(Loss) attributable to owners of the Company	9,384	8,526	4,779	4,435	(2,967)
Net cash and cash equivalent	12,756	14,335	10,880	23,082	21,901
Current Assets	27,913	25,792	23,562	31,743	33,800
Total Assets	110,056	90,709	72,838	66,479	65,072
Current Liabilities	15,602	9,832	8,397	4,972	7,044
Non-current Liabilities	25,243	21,560	14,080	11,164	9,437
Net Assets/Total equity	69,211	59,317	50,361	50,343	48,591
Total Capital Expenditures – Cash	21,639	19,885	16,567	6,150	11,396
Dividend per share – cents (1)	27.4	24.5	24	27	49
Earnings/(loss) per share – cents (1)	86.5	79.5	44.5	42	(27)
Diluted earnings/(loss) per share – cents (1)	86.4	79	44.5	42	(27)

Share Information

	2017	2016	2015	2014	2013
Market Capitalization at December 31 (3)	77,932	60,178	32,209	31,791	39,088
Shares Outstanding (Thousands)(1)	10,603	10,557	10,416	10,423	10,423
Options Outstanding (Thousands)(1)	28	92	448	513	570

(1)	All dividends per share, earnings per share, diluted earnings per share and option numbers are stated on the bases of the 1:5 Share Consolidation on June 26, 2017 and the 1:10 share consolidation that took place in 2013.
(2)	All amounts before January 1, 2015 have been restated to United States Dollar (“USD”) or (“$”).
(3)	Based on the NYSE American share price quoted in USD from July 27, 2017. Amounts before July 27, 2017 were based on the OTCQX share price quoted in USD.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Our operations are highly speculative due to the high-risk nature of our business, which include the acquisition, financing, exploration, development of mineral infrastructure and operation of mines. The risks and uncertainties set out below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our operations. If any of the risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our shares could decline and investors could lose part or all of their investment. Our business is subject to significant risks and past performance is no guarantee of future performance.

Our shares may not continue to be listed on the NYSE American

Failure to meet the applicable maintenance requirements of the NYSE American could result in our shares being delisted from the NYSE American.  If we are delisted from the NYSE American, our shares may be eligible for trading on an over-the-counter market in the United States.  In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our shares, it may be extremely difficult or impossible for shareholders to sell their shares in the United States.  Moreover, if we are delisted from the NYSE American, but obtain a substitute listing for our shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than the NYSE American.  Shareholders may not be able to sell their shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our shares are delisted from the NYSE American, the price of our shares is likely to decline.  In addition, a decline in the price of our shares will impair our ability to obtain financing in the future.

Future sales of our shares into the public market by holders of our options may lower the market price, which may result in losses to our shareholders.

As of March 30, 2018, we had 10,603,153 shares issued and outstanding.  In addition, as of March 30, 2018, 38,000 shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders.  As of March 30, 2018 we may issue stock options to purchase an additional 1,022,315 shares under our existing stock option plan.  As of March 30, 2018, our senior officers and directors beneficially owned, as a group, 252,599 Shares (2.38% of our issued share capital), including stock options to acquire an additional 18,000 shares. Sales of substantial amounts of our shares into the public market, by our officers or directors or pursuant to the exercise of options, or even the perception by the market that such sales may occur, may lower the market price of our shares.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

Our revenues, operations and exploration and development projects are, and are expected to be, heavily derived from and influenced by the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years. The price of gold is affected by numerous factors beyond our control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes; and inventory carrying costs. The effect of these factors on the price of gold, and therefore the economic viability of our operations, cannot be accurately predicted. Blanket Mine (1983) (Private) Limited, the company which owns the Blanket Mine (all hereinafter referred to as “Blanket” or “Blanket Mine” as the context requires) continues to sell all of its gold production from the Blanket Mine, to Fidelity Printers and Refiners Ltd (“Fidelity”), as required by Zimbabwean legislation, and receives the spot price of gold less an early settlement discount of 1.25%. No gold hedge is currently in place, giving the Company full exposure to gold price fluctuations.

We cannot guarantee that there will not be an increase in input costs affecting our results of operations and financial performance.

Mining companies generally have experienced higher costs of steel, reagents, labor and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Our planned growth at Blanket Mine should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the net cash effect of any further cost increases due to increased revenue cash flows. However, there can be no assurance that we will be able to control such input costs and any increase in input costs above our expectations may have a negative result on our results of operations and financial performance.

Our operations may be subject to increased costs or even suspended or terminated as a result of any loss of required infrastructure in our operations.

Infrastructure, including water and electricity supplies, that is currently available and used by us may, as result of adverse climatic conditions, natural disaster, incorrect or inadequate maintenance, sabotage or for other reasons, be destroyed or made unavailable or available in a reduced capacity. Were this to occur, operations at our properties may become more costly or have to be curtailed or even terminated, potentially having serious adverse consequences to our financial condition and viability that could, in turn, have a material adverse effect on our business, results of operations or financial performance. Blanket also has a combined 16MW of installed stand-by diesel generating capacity which is sufficient to allow all mining and processing activities and shaft-sinking work at the central shaft to continue if there are any interruptions to the Zimbabwe Electricity Supply Authority (“ZESA”) supply.

We do business in countries and jurisdictions outside of the United States where different economic, cultural, regulatory and political environments could adversely impact our business, results of operations and financial condition.

The jurisdictions in which we operate are unpredictable. Assets and investments in these foreign jurisdictions are subject to risks that are usually associated with operating in a foreign country and any of these could result in a material adverse effect on our business, results of operations or financial performance. These risks include, but are not limited to, access to assets, labor disputes and unrest; arbitrary revocation of government orders, approvals, licences and permits; corruption; uncertain political and economic environments; bribery; war; civil disturbances and terrorist actions; sudden and arbitrary changes to laws and regulations; delays in obtaining government permits; limitations on foreign ownership; more onerous foreign exchange controls; currency devaluations; import and export regulations; inadequate, damaged or poorly maintained infrastructure; and endemic illnesses. There can be no guarantee that governments in these jurisdictions will not unilaterally expropriate the property of companies that are involved in mining.

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

In 2009, the government of Zimbabwe made foreign currencies legal tender in Zimbabwe and abolished the Zimbabwe dollar. However, there is no guarantee that the Zimbabwe government will not reintroduce a local currency. The approval of the Reserve Bank of Zimbabwe (“RBZ”) is required for all flows of money into and out of Zimbabwe. Caledonia and its subsidiaries have not encountered difficulty in obtaining the necessary approval from the RBZ. Zimbabwe is experiencing a shortage of currency inflows, which means that foreign payments from Zimbabwe may encounter delays in execution.

If one of more of these risks occur, it could have a material and adverse effect on our business, results of operations or financial performance.

In May 2016 the RBZ announced an export incentive scheme to encourage increased gold production and thereby increase the quantity of gold available for export from Zimbabwe. In terms of the 2017 provisions of the scheme, Blanket received an increased export incentive credit in its account with Fidelity to the value of 3.5% of the sale proceeds of the gold sold to Fidelity, up from 2.5% in 2016. Future export incentive rates and future cash receipts cannot be guaranteed. As at the date of approval of this document all export incentive credits due in 2017 and 2016 were received.

Changes to Zimbabwean legislation in January 2014 required all Zimbabwean gold producers to sell their production to Fidelity for a sale value which represents 98.75% of the value of the gold contained. Prior to this change, Blanket Mine sold its gold to a non-Zimbabwean refiner and received 100% of the value of the gold contained. With effect from February 3, 2015, Blanket receives 98.75% of the value of the gold it delivers to Fidelity. In an attempt to stimulate increased gold production, the Government of Zimbabwe reduced the royalty rate applicable to large scale gold producers in Zimbabwe from 5% to 3% for sales in 2016 that exceed the sales made in 2015. In 2016 Blanket sold 7,326 more ounces than it sold in 2015, which resulted in a reduction in the royalty charge of approximately $181,000. At the date of this document the refund of $181,000 was not received and an allowance for impairment was made in the Consolidated Financial Statements; refer note 11 and 17.

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

Our level of profitability, if any, in future years will depend on whether the Blanket Mine produces at forecasted rates and whether any exploration stage properties can be brought into production. The mining, exploration and development of mineral deposits involves significant risks. It is impossible to ensure that any current and future exploration programs will establish reserves. Whether a mineral ore body will be commercially viable depends on a number of factors, and the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an adequate return on invested capital. The exploration, development and production activities are subject to political, economic and other risks, including:

-	cancellation or renegotiation of contracts;
-	changes in local and foreign laws and regulations;
-	changes in tax laws;
-	delays or refusal in granting prospecting permissions, mining authorizations and work permits for foreign management staff;
-	environmental controls and permitting;
-	expropriation or nationalization of property or assets;
-	foreign exchange controls and the availability of foreign exchange;
-	government mandated social expenditures;
-	import and export regulation, including restrictions on the sale of production in foreign currencies;
-	industrial relations and the associated stability thereof;
-	inflation of cost that is not compensated for by a currency devaluation;
-	requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, which, possibly, the foreign company must subsidize;
-	restrictions on the ability of local operating companies to sell their production for foreign currencies, and on the ability of such companies to hold these foreign currencies in offshore and/or local bank accounts;
-	restrictions on the ability of a foreign company to have management control of exploration and/or development and/or mining operations;
-	restrictions on the remittance of dividend and interest payments offshore;
-	retroactive tax or royalty claims;
-	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;
-	royalties and tax increases or claims by governmental entities;
-	unreliable local infrastructure and services such as power, water, communications and transport links;
-	demands or actions by native or indigenous groups;
-	other risks arising out of foreign sovereignty over the areas in which operations are conducted; and
-	lack of investment funding.

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

We will need to identify new reserves to replace mineral reserves that has been depleted by mining activities and to commence new projects. No assurance can be given that exploration activities by us will be successful in identifying sufficient mineral reserves of an adequate grade and suitable metallurgical characteristics suitable for further development or production.

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

Credit risk is the risk that a party with a contractual obligation with us will default causing a loss. New regulations introduced by the Zimbabwean Ministry of Finance in January 2014 require that all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of our production from Blanket Mine is sold to Fidelity. At the date of approval of this document, Blanket has received all payments due from Fidelity in full and on time. This arrangement introduces a credit risk, beyond our control, that receivables and contractual performance due from Fidelity will not be paid or performed in a timely manner, or at all. If Fidelity or the Zimbabwean government were unable or unwilling to conduct business with us, or satisfy obligations to us, we could experience a material adverse effect upon our operations and financial performance.

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

We were required to facilitate the economic participation of certain indigenous groups in our business and there can be no assurance that such required participation was at fair market value or that the terms of the agreements can be amended.

The government of Zimbabwe introduced legislation in 2012 requiring companies to facilitate participation in their shareholdings and business enterprises by the indigenous population (typically referred to as indigenisation). It is not assured that such interests were paid for at full fair value. As reported, Blanket Mine has complied with the requirements of the Indigenisation and Economic Empowerment Act in Zimbabwe whereby indigenous shareholders legally own 51% ownership of Blanket Mine since September 2012.

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 announced a relaxation in the indigenisation policy which, amongst other things, includes the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018. In light of the changed legislation, the Company intends to evaluate the potential to buy back shareholdings in Blanket that are currently held by certain indigenous partners other than the employee and community shareholders. At this stage there is no certainty that agreement will be reached on transactions in respect of any shareholding.

We currently do not depend on our ability to successfully access the capital and financial markets. However, should our financial position change any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue investments that we may rely on for future growth.

We expect that, for at least fiscal years 2018 through to 2021, we can fund all of our current exploration, development and production operations from cash on hand, overdraft and debt facilities and cash generated from operating activities.

Depending on our ability to generate income from our operations, we may require further financing for current and future exploration and development. Should our projections for fiscal years 2018 through to 2021 prove incorrect, in order to finance our working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

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

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where we operate, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price. Our shares are listed in the U.S. on the NYSE American, in Canada on the Toronto Stock Exchange (“TSX”) and depository interests representing our shares are admitted to trading on AIM of the London Stock Exchange (“AIM”) (the use of the term “share” in this Annual Report also, where the context requires, extends to a depositary interest representing a share).

You should consider an investment in our shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. The market price of our shares may be highly volatile and subject to wide fluctuations. In addition, the trading volume of our shares may fluctuate and cause significant price variations to occur. If the market price of our shares declines significantly, you may be unable to resell your shares at or above the purchase price, if at all. We cannot assure you that the market price of our shares will not fluctuate or significantly decline in the future. Factors affecting our share price include but are not limited to:

•	actual or expected fluctuations in our operating results;
•	actual or expected changes in our growth rates or our competitors’ growth rates;
•	changes in the market price of gold;
•	changes in the demand for gold;
•	high extraction costs;
•	accidents;
•	changes in market valuations of similar companies;
•	additions to or departures of our key personnel;
•	actual or anticipated fluctuations in our quarterly operating results or those of our competitors;
•	publication of research reports by securities analysts about us or our competitors in the industry;
•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•	fluctuations of exchange rates between the USD, GBP, CAD and the South African rand;
•	changes or proposed changes in laws and regulations affecting the gold mining industry;
•	changes in trading volume of our shares on the NYSE American, TSX or AIM;
•	sales or perceived potential sales of our shares by us, our directors, senior management or our shareholders in the future;
•	short selling or other market manipulation activities;
•	announcement or expectation of additional financing efforts;
•	terrorist acts, acts of war or periods of widespread civil unrest;
•	natural disasters and other calamities;
•	litigation involving us, including: shareholder litigation, investigations or audits by regulators into our operations; or proceedings initiated by our competitors or clients;
•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
•	the passage of legislation or other regulatory developments affecting us or our industry;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us; and
•	conditions in the U.S., Canadian and United Kingdom financial markets or changes in general economic conditions.

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

We may become party to legal claims arising in the ordinary course of business. There can be no assurance that unforeseen circumstances resulting in legal claims will not result in significant costs or losses. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations. Even if we prevail in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition. In the event of a dispute arising in respect of our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States of America, Canada, the United Kingdom, Jersey Channel Islands or international arbitration. The legal and political environments in which we operate may make it more likely that laws will not be enforced and that judgments will not be upheld. If we are unsuccessful in enforcing our rights under the agreements to which we are party to or judgments that have been granted, or if laws are not appropriately enforced, it could have a material adverse effect on our business, results of operations and financial performance.

We face risks related to illegal mining at Blanket Mine and no assurance can be provided that such illegal mining will not have an adverse effect on our business, results of operations and financial performance.

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

Our exploration, development and operations are subject to environment, health and safety (“EH&S”) laws and regulations in the countries in which the relevant activity is being conducted. There is no assurance that future changes in EH&S, if any, will not adversely affect our exploration and development programs or our operations. There is no assurance that regulatory and environmental approvals required under EH&S will be obtained on a timely basis or if at all. A breach of EH&S may result in the temporary suspension of operations, the imposition of fines, other penalties (including administrative penalties and regulatory prosecution), and government orders, which could potentially have a material adverse effect on operations.

Due to the nature of our business, our operations face extensive EH&S risks.

Gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury, to employees. EH&S legislation applicable to us could suspend part or all of our operations. EH&S incidents could therefore lead to increased unit production costs or lower production which could negatively affect our business, operating and/or financial results.

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

We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have qualified for an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our shares less attractive because of our reliance on some or all of these exemptions. If investors find our shares less attractive, it may adversely impact the price of our shares and there may be a less active trading market for our shares.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1,070,000,000 (as such amount is indexed for inflation every five years by the SEC or more);

•	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of equity securities pursuant to an effective registration statement under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non- convertible debt; or

•	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700,000,000 as of the last day of our most recently-completed second fiscal quarter.

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

There is uncertainty with our Mineral Reserve estimates.

Our ore reserve figures described in this document are management’s best estimates and are reported in accordance with the requirements of Industry Guide 7 (“IG 7”) of the SEC. These estimates may not reflect actual reserves or future production. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the gold price declines, or if our labor, consumable, electricity and other production costs increase or recovery rates decrease, it may become uneconomical to recover our reserves. Under these circumstances, we would be required to re-evaluate our reserves. The reserve estimates are based on drilling results and because unforeseen conditions may occur, the actual results may vary from the initial estimates. These factors could result in reductions in our reserve estimates, which could in turn adversely impact the total value of our business.

There are differences in U.S. and Canadian reporting of mineral reserves and mineral resources.

From time to time, we also report mineral resources in accordance with the Canadian requirements set forth in Canadian National Instrument 43-101 which are not directly comparable to SEC mineral reporting and disclosure requirements. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and sometimes used by the Company pursuant to Canadian National Instrument 43-101; however, these terms are not defined terms under IG 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.

Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in some of our reports may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Further, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum standards. These definitions differ from the definitions in IG 7. Under IG 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

Accordingly, information contained in some of the reports containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

U.S. investors may not be able to enforce their civil liabilities against us or our directors and officers.

It may be difficult to bring and enforce suits against us, because we were amalgamated and exist under the laws of Jersey, Channel Islands and are situated in Jersey, Channel Islands and do not have assets located in the United States.

All of our assets are located outside the United States and most of our directors and all of our officers are residents of countries other than the United States.  As a result, it may be difficult for investors to effect service of process on us or these non-United States resident persons within the United States or to realize in the United States upon judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws against us or our officers and non-United States resident directors.  In addition, our U.S. shareholders should not assume that the courts of Jersey, Channel Islands (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

We are incorporated under the laws of Jersey, Channel Islands and our principal offices are located outside of the United States which could have negative tax consequences for U.S. investors.

We are incorporated under the laws of Jersey, Channel Islands and are located outside of the United States. Accordingly, U.S. investors could be subject to negative tax consequences.  If we choose to make an offering of securities in the United States, the applicable prospectus is expected to include a discussion of the material United States tax consequences relating to the purchase, ownership and disposition of any securities offered thereby, to the extent not set out in this Annual Report; however, investors should consult their own tax advisors as to the consequences of investing in Caledonia.

ITEM 4 - INFORMATION ON THE COMPANY

A.	History and Development of the Company

Caledonia Mining Corporation Plc (previously Caledonia Mining Corporation) was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies and was registered at the time under the Canada Business Corporations Act.

Following the creation of Caledonia its shares were listed on the TSX and quoted on the NASDAQ small caps market. On October 16, 1998, Caledonia announced that NASDAQ would no longer quote its securities for trading. Caledonia’s stock commenced trading on the OTCQX in June 2005.

Effective March 19, 2016, the Company re-domiciled from Canada to Jersey using a legal process called “Continuance”. The Continuance had no effect on the Company’s listing on the TSX or on the trading facilities on AIM in London or on the OTCQX in the United States of America.

On June 26, 2017, following approval by shareholders at the annual general meeting held on June 19, 2017, Caledonia’s shares underwent an effective 5:1 reverse share split by way of a 100:1 share consolidation, coupled with a share buyback of resulting fractions, followed by an immediate 1:20 share division.

On July 24, 2017 the Company announced that its shares would be listed on the NYSE American and trading began on July 27, 2017. The trading of the Company’s shares on the OTCQX ceased upon the commencement of trading on the NYSE American.

As at the date of this report Caledonia’s shares trade on AIM under the ticker symbol “CMCL”, are listed on the TSX under the symbol “CAL” and on the NYSE American as “CMCL”.

The addresses and telephone numbers of Caledonia’s principal offices are:

Registered and Head Office	African Office - South African Subsidiaries
Caledonia Mining Corporation Plc	Caledonia Mining South Africa Proprietary Limited
3rd Floor, Weighbridge House, St Helier	4th Floor, 1 Quadrum office park
Jersey, Channel Islands	Johannesburg, Gauteng, 2198
JE2 3NF	South Africa
(44) 1534 679 800	(27) 11 447 2499

Background

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwean company, Caledonia Holdings Zimbabwe (Private) Ltd (“CHZ”) that held 100% of the shares of Blanket Mine. The purchase consideration was $1,000,000 and 20,000,000 shares of Caledonia. The Company acquired all of the assets and assumed all of the liabilities of CHZ.

Share Consolidation and listing on the NYSE American

At the annual general meeting of shareholders of Caledonia held on June 19, 2017 resolutions were passed which, amongst other things, authorised the overall consolidation (by way of a consolidation and then a sub-division) of the Company’s shares on an effective basis of 1 share for every 5 shares held (the “Share Consolidation”).

The Share Consolidation was approved:

•	to achieve a share price of at least $2 so that the Company qualified for a listing on the NYSE American;
•	to achieve a share price of at least $5 to enable the Company’s shares to qualify for investment by certain US investors; and
•	to repurchase the shares of shareholders who held fewer than 100 shares and who therefore found it difficult to trade their “odd-lots” on an exchange.

The Share Consolidation was effected on June 26, 2017 following which the issued shares of the Company consisted of 10,533,873 shares of which 3,406,082 were represented by depositary interests traded on AIM. On July 27, 2017 the Company’s shares were listed and commenced trading on the NYSE American under the symbol “CMCL”. After the listing on the NYSE American, the Company’s shares remained listed on the TSX under the symbol “CAL” and the Company’s depositary interests in the shares remained admitted to trading on AIM under the symbol “CMCL”. The trading of the Company’s shares on the OTCQX ceased upon listing on the NYSE American.

Indigenisation of Blanket Mine

On February 20, 2012 certain companies within Caledonia’s group of companies (the “Group”) announced that they had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a transactional value of $30.09 million. Pursuant to the above, the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

In anticipation of completion of the underlying subscription agreements, advances were made to NIEEF and the Community Trust against their rights to receive dividends declared by Blanket Mine on their shareholding as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

Advances made to NIEEF as an advanced dividend loan was settled through dividend repayments in fiscal 2014. Refer to note 5 of the Consolidated Financial Statements for the outstanding balance of the advanced dividend loan with the Community Trust.

The Group facilitated the vendor funding of these transactions and the advanced dividend loans which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholder. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. Subsequent to the indigenisation transactions the facilitation loans relating to the Group were transferred as a dividend in specie to the Company.

On June 23, 2017, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached agreement to change the interest terms of the facilitation and advanced dividend loan agreements. The agreements changed the interest rate from the previously agreed 12 month LIBOR + 10% to the lower of a fixed 7.25% per annum, payable quarterly or 80% of the Blanket Mine dividend in the quarter. The modification was considered beneficial to the indigenous shareholders and gave rise to an equity-settled share based expense of $806,000 on June 23, 2017 when all parties reached agreement to modify the interest charged. It was agreed that the interest change was to be applied to the facilitation and advanced dividend loan balances from January 1, 2017.

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 announced a relaxation in the indigenisation policy which, amongst other things, includes the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018. In light of the changed legislation, the Blanket (which expression in this paragraph means the company owning Blanket Mine) and Caledonia boards have agreed to implement a transaction which is expected to result in the dilution of the shareholdings of Blanket’s indigenous shareholders and a corresponding increase in Caledonia’s shareholding in Blanket from 49% to slightly over 50%. Caledonia will also evaluate the potential to buy back the shareholdings in Blanket that are currently held by certain indigenous partners. However, it is the Company’s intention to retain the employee and community shareholders (being BETS and the Community Trust, respectively) (both of which currently hold 10% of Blanket each) as long term shareholders of Blanket. Any transactions would reflect the value of the indigenous shareholders’ shareholding in Blanket after deducting the value of the outstanding facilitation loans. At this stage there is no certainty that agreement will be reached on transactions in respect of any shareholding.

Significant Acquisitions or Developments

Caledonia did not complete any significant dispositions or significant acquisitions for which disclosure is required since the end of the most recently completed financial year.

B.	Business Overview

Description of Our Business

Caledonia’s primary focus is the operation of a gold mine and the exploration and development of mineral properties for precious metals. Caledonia’s activities are focused on Blanket Mine in Zimbabwe. The Company’s business during the past three completed fiscal years has been focused primarily on ramping up production to 80,000 oz. of gold by 2021 through its Investment Plan, which is discussed below.

Total gold production at Blanket Mine for 2017 was 56,133 oz. (2016: 50,351 oz.; 2015: 42,804 oz.). The aggregate production at Blanket Mine from January 1, 2018 to February 28, 2018 was 7,720 oz. Gold producers compete globally on the basis of their operating and capital costs. Certain gold producers benefit from their ability to produce other minerals in commercial quantities as by-products. Caledonia derives approximately 0.1% of its revenues from silver, which is insignificant. 100% of Blanket’s revenues over the last three years was derived from its operations in Zimbabwe.

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

Payments to the Community and the Zimbabwe Government (US$’000’s)
	Community and Social Investment	Payments to Zimbabwe Government	Total
Year 2015	50	7,376	7,426
Year 2016	12	10,637	10,649
Year 2017	5	11,988	11,993

General Comments

Caledonia’s activities are centered on Zimbabwe. Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time. However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations. All mining and exploration activities are conducted under the various economic, mining and environmental regulations of the country where the operations are being carried out. It is always Caledonia’s standard that these regulations are complied with by Blanket Mine. Caledonia has not experienced a shortage of availability of raw materials or significant price volatility.

C.	Organizational Structure

The Company has the following organizational structure:

Key:

Employees = BETS

Local Partners = Fremiro

Government = NIEEF

Community = Community Trust

D.	Property, Plant and Equipment

(a)	Zimbabwe:

The Company indirectly owns 49% of the shares of Blanket Mine. It is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the mine.

For a detailed breakdown of the property, plant and equipment and encumbrances thereon refer to note 15 of the Consolidated Financial Statements. The property, plant and equipment of the Group is predominantly held in Zimbabwe and the continued implementation of the Investment Plan is expected to increase the property, plant and equipment of the Group. The Investment Plan is expected to be funded with existing cash, a term loan, an overdraft facility and cash generated from operating activities. The Investment Plan is expected to be completed in 2021.

(b)	South Africa:

Eersteling Gold Mining Company Limited (“EGM”) is owned by the Company through its ownership of 100% of the equity shares. It has been under care and maintenance since September 1997. Due to the lengthy period of care and maintenance at EGM there has been some deterioration in the facilities which will require rehabilitation work before operations can be recommenced. The underground workings at EGM were allowed to flood and will require dewatering before mining access can be resumed. The Company has no plans to expend further amounts on plant or equipment or to in any way expand or improve the facilities.

Mining Geology and Exploration Activities

Geology and Mineral Deposit

Zimbabwe’s known gold mineralisation occurs in host rocks of the Zimbabwe Craton, which is made up of Archaean rocks. The geology of the Craton is characterised by deformed and metamorphosed rocks which include high-grade metamorphic rocks, gneisses, older granitoids, greenstone belts, intrusive complexes, younger granites and the Great Dyke, which makes up the geology of the Zimbabwe Craton. The Chingezi gneiss, Mashaba tonalite and Shabani gneiss form part of a variety of tonalities and gneisses of varying ages. Three major sequences of slightly younger gold-bearing greenstone belt supracrustal rocks exist:

•	Older greenstones called the Sebakwian Group, which are mostly metamorphosed to amphibolite facies. They comprise komatiitic and basaltic volcanic rocks, some banded iron formation (“BIF”), as well as clastic sediments.
•	The Lower Bulawayan Group, which comprises basalts, high-Mg basalts, felsic volcanic rocks and mixed chemical and clastic sediments. The Lower Bulawayan Group forms the Belingwe (Mberengwa) greenstones.
•	The Upper Bulawayan (upper greenstones) and Shamvaian groups, which comprise a succession of sedimentary and komatiitic to tholeiitic to calc-alkaline rocks.

Three metamorphic belts surround the Zimbabwe Craton:

•	Archaean Limpopo Mobile Belt to the south;
•	Magondi Mobile Belt on the north-western margin of the Craton; and
•	Zambezi Mobile Belt to the north and northeast of the Zimbabwe Craton.

Zimbabwe Craton Relative to Other Cratons

Overview of the Project Geology

The Blanket Mine is situated on the north-western limb of the Archaean Gwanda Greenstone Belt. Several other gold deposits are situated along the same general strike as the mine. Approximately 268 mines operated in this greenstone belt at one stage; however, the Blanket Mine is one of the few remaining operational mines. At Blanket Mine, the rock units strike north−south, and dip to the west (in some areas, southwest).

Local Property Geology

The local geology consists of a basal felsic unit in the east that is not known to be mineralised. It is generally on this lithology that the tailings disposal sites are located. An ultramafic zone that includes the BIFs hosting the eastern dormant cluster and the mineral deposits of the nearby Vubachikwe complex lies to the west of this unit. Active mineral deposits occur in the immediately overlying mafic unit. A capping of andesite completes the stratigraphic sequence.

Blanket Mine is part of the group of mines that make up the north-western Mining Camp, also called the Sabiwa group of mines. Blanket Mine is a cluster of mines that extend from Jethro in the south, through Blanket, Feudal, AR South, AR Main, Sheet, Eroica and Lima.

Longitudinal Section of Blanket Mine

Blanket Mine Longitudinal Section Showing Production Areas

Dormant old workings include Sabiwa, Jean, Provost, Redwick, Old Lima, and Smiler. The latter group of mines form the northern continuation of the Vubachikwe zone and are hosted by BIFs. The mafic unit which hosts the gold mineralisation is, for the most part, a metabasalt with occasional remnants of pillow basalts. Regionally, the rock is a fine-grained massive amphibolite with localised shear planes. A low angle transgressive anastomosing shear zone (up to 500 m wide cutting through the mafic zone) is the locus of the gold ore shoots. The shear zone is characterised by a well-developed fabric and the presence of biotite. A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to Smiler. The sill does not cause a significant displacement and although it truncates all the ore shoots, there is continuity of mineralisation below the sill. The upper zone comprises massive to pillowed lavas with intercalations of interflow sediments. The rock is a fine-grained massive amphibolite with localised shear planes.

Geology of the Project Area

The gold deposits are found around a low-angle transgressive shear zone. A simplified stratigraphic column for the Blanket Mine is shown in the following figure.

Stratigraphic Column

Stratigraphic Column

Status of Exploration

The Blanket Mine is a producing operation. Exploration activities are carried out both on and off the mine. Mine exploration takes place mostly underground on the producing claims and is aimed at expanding the knowledge of the ore shoot trends which are being mined, as well as searching for potential additional orebodies. Near-mine exploration takes place on satellite properties that are currently non-producing assets, which have the potential to yield new sources of ore and possibly give rise to new mines.

The mine’s exploration title holdings are in the form of registered mining claims (108 in total) in the Gwanda Greenstone Belt. These claims include a small number under option and cover an area of approximately 2,500 ha.

The blocks of claims were pegged as follows:

•	84 are registered as precious metal (gold) blocks covering 619 ha.; and
•	24 claims were pegged and are registered as base metal (Cu, Ni, As) blocks, covering an area of 1,909 ha.

Exploration and evaluation activities on Blanket Mine are targeting the depth extensions of all the known Blanket Mine ore bodies, viz. Blanket 1 Ore Body, Blanket 2 Ore Body, Blanket 4 Ore Body, Blanket Quartz Reef, AR Main, AR South, Eroica and Lima sections.

24,930 metres were drilled in the year compared to 22,172 in 2016 and 14,330 metres in 2015. Drilling during 2017 was targeted at Blanket section, AR Main and AR South (North-South and East-West Limbs) between 22 (750 metres) and 34 (1,110 metres) levels.

Mineral Reserve Calculations

Mineral reserve estimates in this Annual Report are reported in accordance with the requirements of IG 7. Accordingly, as of the date of the Annual Report, all minerals reserves are planned to be mined out under the life of mine plan within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of this Annual Report, all mineral reserves are covered by required permits and governmental approvals.

Blanket Mine’s mineral reserve estimates are set out in the table below.

MINERAL RESERVES – (as at August 31, 2017)

Mineral Reserve Classification	Stope Grade	Stope Tonnes	Gold Content
	g/t	kt	kg	ounces
Proven	3.88	1,246	4,832	155,352
Probable	3.66	3,073	11,248	361,639
Total	3.72	4,318	16,080	516,991

Notes:

1.	Tonnages refer to tonnes delivered to the metallurgical plant.
2.	All figures are in metric tonnes.
3.	Pay limit Blanket Mine 1.96 g/t.
4.	Pay Limit calculated: USD/oz. = 1,214; Direct Cash Cost (C1) = USD66/t milled.
5.	Tonnage and grade have been rounded and this may result in minor adding discrepancies.

The mineral reserves information are from a technical report dated February 13, 2018.

Our mineral reserve figures are estimates, which may not reflect actual reserves or future production. These figures are prepared in accordance with industry practice, converting mineral deposits to reserves through the preparation of a mining plan. The mineral reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on statistical inferences. Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, mineral reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, stabilizes at a price that is lower than break-even level, if our production costs increase or recovery rates decrease, it may become uneconomical to recover mineral reserves with lower grades of mineralization.

Access to the Property, Power and Water Supply

Access to the Blanket Mine is by an all-weather single lane tarred road from Gwanda. Gwanda is linked by national highways to Bulawayo, Harare and the Beitbridge Border post. Earlier, Zimbabwe had good road infrastructure. However, lack of investment over the past ten to fifteen years resulted in its deterioration; substantial investment is required country-wide. The railway line connecting the Zimbabwean national network to South Africa passes through Gwanda. An airstrip for light aircraft is located 5 km to the northwest of the town. Blanket power is supplier primarily from the Zimbabwe Electricity Supply Authority (“ZESA”). Blanket also has a combined 16MW of installed stand-by diesel generating capacity which is sufficient to allow all mining and processing activities and shaft-sinking work at the central shaft to continue if there are any interruptions to the ZESA supply. During 2017 Blanket installed a fixed overhead line and a ring feed connection to allow for an additional electricity feed from ZESA. The dual lines are expected to reduce possibility of power outages from both electricity supply lines at the same time and therefore reduce power disruptions at Blanket. Water to the mine and its township is supplied through the Mtshabezi river, on-mine boreholes and the Gwanda municipality.

Blanket claims

The Blanket Mine's exploration interests in Zimbabwe include operating claims (i.e. on-mine), non-operating claims and a portfolio of brownfields exploration projects ("Satellite Prospects"). The Blanket Mine operates under a Special Licence (No. 5030) which was issued under the Mines and Minerals Act of 1961 (Chapter 21:05). The mine’s claims are protected under this Act.

Blanket Mine covers a contiguous block of operating claims of Jethro, Blanket, Feudal, Harvard, Mbudzane Rock, Oqueil, Sabiwa, Sheet, Eroica and Lima, comprising a total area of approximately 2,800 ha. This contiguous block represents the area of a current Mining Lease application.

Prior Ownership and Ownership Changes – Blanket Mine

The Blanket Mine is part of the Sabiwa group of mines within the Gwanda Greenstone Belt from which gold was first extracted in the 19th century. The Blanket Mine is a cluster of mines extending some 3 km from Jethro in the south through Blanket itself, Feudal, AR South, AR Main, Sheet, and Eroica, to Lima in the north. Blanket Mine has produced over a million ounces of gold during its lifetime.

Following sporadic artisanal working, the Blanket Mine was acquired in 1904 by the Matabele Reefs and Estate Company. Mining and metallurgical operations commenced in 1906 and between then and 1911, 128,000 t were mined. From 1912 to 1916 mining was conducted by the Forbes Rhodesia Syndicate who achieved 23,000 t. There are no reliable records of mining for the period between 1917 and 1941 and it is possible that operations were adversely affected by political instability during World Wars I and II. In 1941 F.D.A. Payne produced some 214,000 t before selling the property to Falconbridge in 1964 (Blanket Mine, 2009). Under Falconbridge, production increased to 45 kg per month and the property yielded some 4 Mt of ore up until September 1993. Kinross Gold Corporation (“Kinross”) then took over the property and constructed a larger Carbon-in-Leach (“CIL”) plant with a capacity of 3,800 tpd. This was designed to treat both run of mine (“RoM”) ore and an old tailings dump.

The Blanket Mine is currently 49% owned and operated by Caledonia who completed purchase of the mine from Kinross on 1 April 2006. The Blanket Mine re-started production in April 2009 after a temporary shut-down due to the economic difficulties in Zimbabwe. In late 2010, Blanket Mine successfully completed an expansion project which increased production capacity from 24,000 oz of gold per annum to 40,000 oz of gold per annum.

Production Operations

Mining Operations

On November 3, 2014 Caledonia announced the Investment Plan and production projections for the Blanket Mine. The objectives of the Investment Plan are to improve the underground infrastructure and logistics to allow an efficient and sustainable production build-up.

Continued exploration over the last three years has improved the understanding of the ore bodies below 22 level and has resulted in a further increase in resources below 750 meters. Accordingly, on November 10, 2017, Caledonia revised the Investment Plan and extended the planned depth from 1,080 metres to 1,330 meters and plans to add two further production levels. The revision to the Investment Plan is expected to improve Blanket Mine’s long-term operational efficiency, flexibility and sustainability. The Investment Plan provides for a proposed investment of approximately US$ 21.3 million in 2018 and US$ 35 million in the period 2019 to 2021.

The Investment plan aims to increase Blanket Mine’s production to 80,000 ounces of gold by 2021 and it is expected to increase Blanket’s projected life of mine.

The Investment Plan is proceeding on schedule and is within budget. The work on the central shaft is proceeding according to plan.

Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 108 claims covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration.

Blanket’s main exploration efforts on the satellite properties were focused on the GG and the Mascot exploration prospects which, based on past production records, were believed to have the greatest potential. A pilot plant was constructed during 2017 to evaluate the extraction process needed to optimize the gold extraction from the GG orebody (refer to the Metallurgical Process section below for further information).

Following the relaxation in indigenisation legislation, the boards of Blanket and Caledonia have agreed to implement a rights issue by Blanket in which CHZ is expected to subscribe for approximately $4 million of new equity in Blanket (on the assumption that the other shareholders of Blanket will not subscribe for shares) which will be used to undertake geological and metallurgical evaluations of the following satellite properties: GG, Mascot, Penzance, Abercorn, Cinderella and Eagle Vulture.

Metallurgical Process

Metallurgical plant – Blanket Mine

The Blanket Mine gold plant consists of crushing, milling, carbon-in-leach and batch elution electro-winning circuits. The plant will treat about 90 tph (or 60 ktpm) of run of mine ore from the Blanket Mine. With the proposed upgrades and modifications, the front-end comminution circuits (primary and secondary crushing) will have a capacity of about 160 tph to 180 tph. This will allow Blanket to crush during day shift only. The milling and gravity circuits have been upgraded and have adequate capacity to treat the increased tonnes.

The planned throughput capacity is more than sufficient to handle mine production from the current operational infrastructure as well as increased production planned through implementing the Investment Plan. A dated oxygen plant that is used in the gold extraction process is operating below the required standard. A new oxygen plant is planned to be installed during 2018 and is expected to improve the carbon-in-leach circuit recoveries of gold.

Average plant recovery was 93.4% for fiscal year 2017, compared to 93% in 2016 (2015: 93%).

Pilot plant – Satellite properties

During 2017 a pilot plant was commissioned to treat material from GG, one of the satellite properties of Blanket Mine. The purpose of the pilot plant is to test the potential recoveries that could be obtained from the refractory type ore of the GG orebody. 2,196 tonnes of material were processed in quarter 4 of 2017 at an average feed grade of 3.13g/t and a recovery of 54%. Further trials will be conducted to ascertain whether recoveries can be improved; however, at the current recovery rate and at the prevailing gold price, gold can be extracted profitably.

Mine under care and maintenance

Eersteling Gold Mining Company Limited

In 2016, Caledonia reached agreement for the sale of a 100% interest in the EGM, inclusive of the rehabilitation liability. EGM is located in South Africa and has been held on care and maintenance since 1997 and accordingly has recorded no production since then. The total agreed consideration was $3.0 million of sale proceeds and a non-refundable deposit of ZAR5.0 million (approx. $0.4m). Completion of the transaction is conditional only on receipt by Caledonia of the consideration in full. At the date of issue of the Annual Report, Caledonia has received approximately $170,000 (ZAR2 million) in respect of the non-refundable deposit. The purchaser is an unlisted South African entity which is currently raising capital to fund, inter alia, the consideration. Caledonia has received a non-binding letter of comfort from the financial adviser to the purchaser as to the nature and timing of the fund-raising by the purchaser, but this does not amount to an underwriting of the purchase consideration. Due to the uncertainty relating to the receipt of the consideration, the sale proceeds and the de-recognition of EGM will be recognized when received.

Safety, Health and Environment

The following safety statistics have been recorded for fiscal year 2017 and the preceding two years.

Classification	2015	2016	2017
Fatal	1	-	2
Lost time injury	8	6	6
Restricted work activity	31	20	21
First aid	15	8	11
Medical aid	5	9	30
Occupational illness	-	-	1
Total	60	43	71
Incidents	47	42	41
Near misses	14	22	21
Disability Injury Frequency Rate	0.508	0.300	0.320
Total Injury Frequency Rate	3.403	2.198	2.94
Man-hours worked (thousands)	3,532	3,975	4,874

Regrettably, there was a fatal mining-related accident at Blanket Mine on February 23, 2018. The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department (the “Inspectorate”) in its enquiries into this incident.

Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to re-inforce adherence to prescribed safety procedures.

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

A.	Operating Results

The key drivers of our operating results and principal activities are:

•	revenue, which is influenced by:
○	the price of gold, which fluctuates in terms of the realised USD gold price obtained; and
○	our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operation;
•	our cost of producing gold;
•	capital expenditure; and
•	other significant matters affecting profitability.

Revenue

Revenue increased to $69,762,000 in fiscal year 2017 from $61,992,000 in fiscal year 2016 (2015: $48,977,000) due to an increase in the average realised gold price received of $1,243 per oz. (2016:$1,232 per oz.; 2015; $1,139 per oz.) and an increase in the sale of gold produced to 56,133 oz. (2016: 50,351 oz.; 2015: 42,943 oz.).

Gold price

Average realized gold price per ounce is a non-IFRS measures which managements believes assist the stakeholders in understanding the average price obtained for an ounce of gold.

Our revenues are derived from the sale of gold produced by the Blanket Mine. As a result our revenues are directly influenced by the realized average gold price obtained from the sale of gold. The gold prices obtained fluctuate widely and are influenced by factors beyond the control of the Company. The table below indicates the average realized gold price per ounce obtained for the 2017, 2016 and 2015 fiscal years.

$’000	2015	2016	2017
Revenue (IFRS)	48,977	61,992	69,762
Revenue from silver sales	(48)	(62)	(74)
Revenue from gold sales	48,929	61,930	69,688
Gold ounces sold	42,943	50,269	56,059
Average realized gold price per ounce	1,139	1,232	1,243

Gold produced

Tonnes milled, average grades, recoveries and gold produced are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz.)
Quarter 1	2015	104,755	3.19	92.7	9,960
Quarter 2	2015	103,551	3.35	93.3	10,401
Quarter 3	2015	116,694	3.14	92.7	10,927
Quarter 4	2015	115,079	3.34	93.1	11,515
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,518
Quarter 3	2017	136,064	3.52	93.6	14,396
Quarter 4	2017	150,755	3.62	93.6	16,425
Year	2017	547,207	3.41	93.4	56,133
January	2018	33,960	3.58	93.6	3,656
February	2018	38,509	3.51	93.5	4,064

Production cost

Production costs include salaries and wages, on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production costs for 2017, 2016 and 2015 are summarised below.

$ ‘000	2015	2016	2017
Salaries and wages	11,908	12,206	13,440
Cash-settled share-based payments allocated to production cost	-	-	311
Consumable materials	14,479	16,291	18,617
Site restoration	-	32	58
Pre-feasibility exploration cost	380	408	410
Safety	551	221	323
On mine administration	2,701	2,898	3,004
Other production cost	-	30	17
Total	30,019	32,086	36,180

On-mine cost, all-in sustaining cost (“AISC”) and all-in cost per ounce

On-mine cost, AISC and all-in cost per ounce are non-IFRS cost measures which managements believes assist the stakeholders in understanding the cost structures of the Company. The table below reconciles production cost as stated in terms of IFRS to these cost measures.

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the fiscal year and previous fiscal years has been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce, which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;
ii.	All-in sustaining cost (“AISC”) per ounce, which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and reserve base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from unit awards under the Company’s Omnibus Equity Incentive Compensation Plan (the “LTIPs”) less silver by-product revenue and the export incentive credit; and
iii.	All-in cost per ounce, which shows AISC per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

($’000’s unless otherwise indicated)
	2015	2016	2017
Production cost (IFRS)	30,019	32,086	36,180
Less exploration and site restoration costs	(931)	(661)	(933)
Cash-settled share-based payment expense - allocated to production cost	-	-	(311)
Other cost	1,011	535	563
On-mine production cost	30,099	31,960	35,499

Gold sales (oz.)	42,943	50,269	56,059
On-mine cost per ounce ($/oz.)	701	636	633

Royalty	2,455	2,923	3,498
Export incentive	-	(1,104)	(2,446)
Exploration, remediation and permitting cost	399	311	316
Sustaining capital development	4,707	3,792	3,509
Administrative expenses	7,622	7,263	5,911
Less Zambian expenses	(716)	(17)	-
Silver by-product credit	(48)	(62)	(74)
Cash-settled share-based payment expense	24	788	976
Cash-settled share-based payments expense - allocated to production cost	-	-	311
Other	(2)	-	-
All in sustaining cost	44,540	45,854	47,500

Gold sales (oz.)	42,943	50,269	56,059
AISC per ounce ($/oz.)	1,037	912	847

Permitting and exploration expenses	138	182	183
Non-sustaining capital expenses	13,486	15,367	17,441
Total all in cost	58,164	61,402	65,124

Gold sales (oz.)	42,943	50,269	56,059
All in cost per ounce ($/oz.)	1,354	1,221	1,162

Per-ounce costs are calculated on the basis of sales adjusted for sales work-in-progress, so that an accurate value can be ascribed to the royalty. On-mine cost per ounce decreased from the comparative years due to the increase in gold ounces sold. On-mine costs comprise labour, electricity, consumables and other costs which include security and insurance. Blanket Mine did not experience significant inflationary pressure on input costs.

AISC per ounce comprises on-mine costs and also includes royalty payments, the export incentive, group administrative costs, sustaining capital investment, share based payment expenses and by-product expenses.

The AISC reduced by 7.1% from $912 per ounce to $847 per ounce due to an increase in the export incentive and lower general and administrative expenses the combined effect of which was reduced by a higher charge in respect of the LTIPs. The increase in the export incentive was due to the increase in the incentive rate from 2.5% to 3.5% of revenues and higher revenues.

Investment in expansion projects in the year was $17,4 million compared to $15,4 million in 2016 and $13,5 million in 2015, due to the continued high levels of investment in terms of the Investment Plan.

Capital expenditure - Cash

Total cash capital expenditure increased to $21,639,000 (2016: $19,885,000; 2015: $16,567,000) due to the implementation of the Investment plan. Significant projects on which capital expenditures were incurred in 2017 included:

•	Central shaft;
•	Decline AR South (22-26 (870 metres) level);
•	Deep drilling;
•	33KV overhead line; and
•	Sustaining capital expenditure.

Capital projects and expenditures are further analysed in item 4 “Mining Operations” and “Metallurgical Processes” and note 15 of the Consolidated Financial Statements.

Other significant matters affecting profitability

Administrative expenses

Administrative expenses decreased by 18.6% from the previous year, due to the reduction in cost from the closure of the Zambian operations partly offset by professional consulting fees associated with the evaluation of potential investment opportunities and legal costs relating to Caledonia’s general corporate affairs including regulatory and tax compliance in all relevant jurisdictions. Administrative expenses are further analysed in note 12 of the Consolidated Financial Statements.

Export Incentive Credit

In May 2016 the RBZ announced an export incentive scheme (the “scheme”) to encourage large-scale gold producers such as Blanket to increase gold production and thereby increase the quantity of gold available for export from Zimbabwe. In terms of the scheme, Blanket received an export incentive credit to the value of 3.5% (increased from 2.5% in 2016) of the sale proceeds of the gold sold to Fidelity. As at the date of issue of this Annual Report all export incentive credits outstanding at December 31, 2017 were received. The export incentive credit is included as part of “Other income and expenses” in the Statement of Profit or Loss and Other Comprehensive Income (refer to note 9 of the Consolidated Financial Statements).

Share based payment awards

Caledonia established its Omnibus Equity Incentive Compensation Plan (“OEICP”) for grants after May 2015. Share options issued before May 2015 were issued in terms of a rolling stock option plan, which was superseded by the OEICP. In accordance with the previous plan, options were granted at an exercise price not less than the closing price of the shares on the TSX on the trading day prior to the grant date. Under the OEICP, options are granted on the same basis or, if greater, at not less than the volume weighted average trading price of the shares on the TSX for the five trading days immediately prior to the grant date. Options vest according to dates set at the discretion of the Compensation Committee or the Board of Directors at the date of grant. All outstanding option awards that have been granted pursuant to the plan vest immediately. All remaining options granted under the previous plan were exercised during fiscal year 2017.

The maximum term of the options under the OEICP is 10 years and under the rolling stock option plan was 5 years. The terms and conditions relating to the grant of options under the rolling stock option plan were that all options would be settled by physical delivery of shares.

During 2016, certain key management members were granted Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) pursuant to the provisions of the OEICP. All RSUs and PSUs were granted and approved by the Compensation Committee or the Board of Directors.

The RSUs will vest three years after grant date provided that the service condition of the relevant employees are fulfilled. The value of the vested RSUs will be the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the plan, on date of settlement.

The PSUs have a service condition and a performance period of three years. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSUs that will vest will be the PSUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSUs have rights to dividends only after they have vested.

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 94% probability that the performance conditions will be met and therefore a 94% performance multiplier was used in calculating the estimated liability. The liability as at December 31, 2017 amounted to $1,782,000 (2016:$618,000). Included in the liability as at December 31, 2017 is an amount of $311,000 (2016:Nil) that was expensed and classified as production costs; refer to note 8 of the Consolidated Financial Statements.

Caledonia Mining South Africa employee incentive scheme

In July, 2017 the Group granted 37,330 cash-settled share awards to certain employees based in South Africa. These cash-settled share awards will vest in 3 equal tranches on November 30, 2017, 2018 and 2019 subject to the employees fulfilling their service condition. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £5.10 at the reporting date. The liability relating to these cash-settled share based payment awards amounted to $44,000 (2016:Nil) and the expense amounted to $123,000 (2016:Nil) for the year ended December 31, 2017. 12,447 of the cash-settled share awards vested on November 30, 2017 and an amount of $79 was paid out to these employees.

Facilitation and advance dividend loan modification

On June 23, 2017, the Group, Blanket Mine and the indigenous shareholders reached agreement to change the interest rate on the facilitation and advanced dividend loans from the previously agreed 12 month LIBOR + 10% to the lower of a fixed rate of 7.25% per annum, payable quarterly or 80% of the dividends paid in the financial quarter. The modification was beneficial to the indigenous shareholders and resulted in an equity-settled share-based payment expense of $806,000. The Monte Carlo simulation approach was followed to value the fair value of the indigenous shareholders’ equity before and after the modification date. The fair value of the indigenous shareholders’ equity was based on simulating the future Blanket Mine dividend yields.

The following assumptions were used in determining modification of the expense:

Modification date	June 23, 2017
Blanket Mine dividend yield	23.70% - 89.88%
Risk free interest rate	USD swap curve
Group market capitalisation at grant date	USD 68,436,000

Adjusted earnings per share

“Adjusted earnings per share” is a Non-IFRS Measure which management believes assists investors in understanding the Company’s cash-based performance of core business activities. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the Consolidated Financial Statements which have been prepared under IFRS, and adjusts for deferred tax and non-core business activities.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s unless otherwise indicated)
	2015	2016	2017
Profit attributable to owners of the Company (IFRS)	4,779	8,526	9,384

Add back/(deduct)
IAS 19 adjustment	100	80	100
Deferred tax	2,567	4,611	3,696
Sale of Blanket Mine treasury bills	-	(3,202)	-
Other income	-	(226)	-
Foreign exchange (gain)/loss	(2,850)	505	380
Zambian expenses	716	17	-
Prior year over accrual of GMS UK tax	(871)	-	-
Equity-settled share-based expense arising on modification to indigenisation loans	-	-	806
Prior year adjustment in respect of South African tax	(765)	-	-
South African tax and penalties	744	-	-
Adjusted profit	4,420	10,311	14,366

Weighted average shares in issue (m)	10.419	10.457	10.608
Adjusted EPS (cents)	42.4	98.6	135.4

B.	Liquidity and Capital Resources

Cash and cash equivalents

$’000	2015	2016	2017
Bank balances	12,568	14,335	13,067
Cash and cash equivalents in the statement of financial position	12,568	14,335	13,067
Bank overdraft used for cash management purposes	(1,688)	-	(311)
Cash and cash equivalents in the statement of cash flows	10,880	14,335	12,756

Blanket Mine arranged an unsecured bank overdraft facility of $4,000,000 of which $311,000 (2016; Nil; 2015: $1,688,000) was utilised at December 31, 2017. The overdraft facility bears interest at 6.5% per annum, 4.65% above the base rate. The facility is repayable on demand. In October 2016, Blanket drew down a $3 million two-year term facility of which $1,486,000 (2016: $2,987,000) remained payable as at December 31, 2017. As at year end, Caledonia’s cash was held in the following jurisdictions:

$’000	2015	2016	2017
Jersey, Channel Islands	-	2,844	4,470
United Kingdom	2,922	2,038	369
South Africa	3,979	690	1,619
Canada	5,519	150	-
Zimbabwe (net of overdraft)	(1,542)	8,613	6,298
Zambia	2	-	-
Total	10,880	14,335	12,756

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statement of Cash Flows in the Consolidated Financial Statements. As of December 31, 2017, Caledonia had a working capital surplus of $12,311,000 (2016: $15,960,000; 2015: $15,165,000). As of December 31, 2017, Caledonia had potential liabilities for rehabilitation work on Blanket and EGM - if and when those mines permanently close - at an estimated present value cost of $3,797,000 (2016: $3,456,000; 2015: $2,762,000). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration activities.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, complete the Investment Plan and accommodate any asset retirement obligation. Refer to note 27 of the Consolidated Financial Statements for information on the type of financial instruments used and the maturity profiles thereof. Management believes that the current working capital and future production cash proceeds will be sufficient to meet its capital requirements.

It is intended that all of the capital investment which will be required to fund the planned growth and development at Blanket Mine over the next 4 years will be funded by Blanket Mine’s internal cash flows and debt facilities.

Blanket foreign exchange approval requirements

Approval from the RBZ is required for the remittance of dividends declared from Zimbabwe, for the repayment of loans and advances from Blanket Mine to Caledonia and for the repayment of capital and consumables purchased from Caledonia Mining South Africa Proprietary Limited. During 2017 Caledonia has obtained the necessary approvals from the RBZ to obtain foreign currency to conduct normal business operations.

C.	Research and development, patents and licences, etc

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D.	Trend Information

In fiscal year 2018, we expect gold production from our operations to range between 55,000 oz to 59,000 oz at an on-mine cost of $650 to $685 per ounce. Our ability to meet the full year’s production target could be affected by, among other factors, lower grades and failure to achieve the targets set at Blanket Mine. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves, technical production issues, environmental and industrial accidents, gold theft, environmental factors and pollution could adversely impact the production, sales and cash operating costs for fiscal year 2018.

The estimated on-mine cost was planned in the range of $615 to $645 per ounce for 2017; actual on-mine cost per ounce for 2017 was $633. The estimated AISC per ounce for 2017 was planned in the range of $820 to $860 per ounce; actual AISC per ounce in 2017 was $847 per ounce.

The foregoing expected results for 2018 are subject to risks and uncertainties and actual results may be lower. See “Cautionary Note Regarding Forward-Looking Statements”.

E.	Off-Balance Sheet Arrangements

There are no off balance sheet arrangements apart from the facilitation loans of $31.05 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Consolidated Financial Statements). The company has the following contractual obligations as at December 31, 2017.

F.	Tabular Disclosure of Contractual Obligations

$’000	Payments due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade and other payables	12,660	-	-	-
Term loan facility	1,486	-	-	-
Provisions	928	65	282	2,522
Capital expenditure commitments	2,125	-	-	-
Total	17,199	65	282	2,522

Except for Capital expenditure commitments, the contractual obligations in the table above is based on the classification requirements under IFRS.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following is a list of our current directors and the Group’s officers as of March 30, 2018.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Company position(s) held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 30, 2018
Steven Curtis Chief Executive Officer & Director Johannesburg, South Africa	Previous VP Finance, and Director of the Company and Director of certain of its subsidiary companies.	Director since 2008 Chief Executive Officer since 2014	89,300
Leigh Wilson Non-Executive Director & Chairman Stuart, Florida, USA	Chairman of the Victory Portfolios Winston Maritime LLC Stella and Hack Wilson Family Foundation Martin Health Foundation	2012	48,000
John Kelly Non-Executive Director New Canaan, Connecticut	Independent Trustee, The Victory Funds (From February 2015). Non-Executive Member of CrossRoad LLC (From May 2009). Partner, McCarvill Capital Partners (September 2016 to September 2017). Managing Partner, Endgate Commodities LLC (August 2014 to January 2016). Adviser, Endgate Commodities LLC (January to April 2016). Chief Operating Officer, Liquidnet Holdings Inc. (2011-2014)	2012	29,493
Johan Holtzhausen Non-Executive Director Cape Town, South Africa	Business consultant and Independent Director of DRDGOLD Limited.	2013	18,000
Dana Roets Chief Operating Officer Johannesburg, South Africa	VP and Head of Operations at Kloof Gold Mine. More recently, COO at Great Basin Gold	2013	Nil

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Company position(s) held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 30, 2018
Mark Learmonth Chief Financial Officer & Director Jersey, Channel Islands	Vice-President of the Company focused on financial reporting, investor and shareholder relations and corporate development. Former Vice-President Business Development of the Company	Chief Financial Officer since 2014 and Director since 2015 Vice-President, Business Development since 2008	67,806
John McGloin Non-Executive Director Bishops Stortford, United Kingdom	Previous Executive Chairman and Chief Executive Officer of Amara Mining Plc. Current non-executive director of Perseus Mining Limited	2016	Nil
Maurice Mason VP Corporate Development and Investor Relations London, England	Previous Director at Equity Research for Stifel Nicolaus Europe Ltd Research analyst, Peel Hunt LLP (2012-2015)	2016	7,000
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands	Solicitor of the Supreme Court of England and Wales. Partner at Walkers and advocate of the Royal Court of Jersey.	2017	Nil

Mr. James Johnstone retired from the Board of Directors on August 14, 2017.

No family relationships exist between any of the Directors or senior management.

A brief profile of each of the Directors and the officers is given below:

Steven Curtis, CA (SA) – Director and Chief Executive Officer

Mr. Curtis is a Chartered Accountant with over 24 years of experience and has held a number of senior financial positions in the manufacturing industry. Before joining Caledonia in April 2006, he was Director Finance and Supply Chain for Avery Dennison SA and, prior to this, Financial Director and then Managing Director of Jackstadt GmbH South African operation. Mr. Curtis is a member of the South African Institute of Chartered Accountants and graduated from the University of Cape Town.

Mr. Curtis was appointed Vice-President Finance and Chief Financial Officer in April, 2006 and served in the position until Dec 2014 when he was appointed as President and Chief Executive Officer.

Leigh Wilson - Non-Executive Director and Chairman

Mr. Leigh Alan Wilson has been a senior executive in international business and financial services and held positions with Union Bank of Switzerland (Securities) Ltd. in London and with the Paribas Group in Paris and New York where he served as CEO of Paribas North America between 1984 and 1990.

Mr. Wilson has served on the Board of Trustees of a mutual fund complex managed by Victory Capital Management since 1993.  He currently serves as Independent Chairman of the Board.

The mutual fund complex is the largest client of Victory Capital Management high of Trustees of the mutual fund complex managed by Victory Capital Management, an independent investment management firm with total assets and advisement as of December 31, 2017 of $61.8 billion.

In March 2006, Mr. Wilson received the Mutual Fund Trustee of the Year Award from Institutional Investor Magazine.

Between March 2008 and October 2008, Mr. Wilson was an Independent Non-Executive Director of the Company.

John Kelly - Non-Executive Director

Mr. John Lawson Kelly has over 35 years of experience in the financial services industry in the U.S.A and international markets including emerging markets in Asia. Mr. Kelly is currently an Independent Trustee of the Victory Funds and a non-executive Member of CrossRoad LLC.  Within the last five years Mr. Kelly has been a partner of McCarvill Capital Partners and EndGate Commodities LLC, an officer of Liquidnet Holdings, Inc. and a director of Liquidnet Europe Ltd.  Mr. Kelly is a graduate of Yale University and the Yale School of Management.

Johan Holtzhausen - Non-Executive Director

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

Mr. Holtzhausen is chairman of the Finance, Audit and Risk Committees of Strategic Partners in Tourism and its related party the Tourism Micro Enterprises Support Fund, both of which are not-for-profit organizations. Until February 28, 2011, Mr. Holtzhausen served as a director of KPMG Inc. and KPMG Services (Pty) Ltd, both of which are private companies registered in South Africa and which provided audit, taxation and advisory services.

Dana Roets – Chief Operating Officer

Dana Roets is a qualified Mining Engineer and holds a B.Sc. Mining Engineering degree from Pretoria University (1986) and an MBA from the University of Cape Town (1995). Mr. Roets is a South African national with over 25 years of operational and managerial experience in the South African gold and platinum industries. He started his career with Gold Fields at the St Helena Gold Mine as a graduate trainee and progressed via various operational roles from being an underground shift boss to become Vice President and Head of Operations at Kloof Gold Mine in January 1999 at which time Kloof produced over 1,000,000 ounces of gold per annum. More recently, Mr. Roets was the COO at Great Basin Gold which had gold mining operations in the United States of America and South Africa.

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

Mr. Learmonth was appointed Vice-President Finance, Chief Financial Officer of the Company in November 2014. Mr. Learmonth was responsible for Investor Relations and Corporate Development of the Company until the appointment of Mr. Maurice Mason.

John McGloin - Non-Executive Director

John McGloin is the former Chairman and Chief Executive of Amara Mining and is currently a Non-executive director of Perseus Mining. Mr. McGloin joined Caledonia in August 2016. He is a geologist and graduate of Camborne School of Mines.

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

Adam Chester – General Counsel, Company Secretary and Head of Risk and Compliance

In January 2017 Mr. Adam Chester joined the management team as General Counsel, Company Secretary and Head of Risk and Compliance. Mr. Chester is a dual qualified lawyer (England and Jersey, Channel Islands) and previously worked as a solicitor of the Supreme Court of England and Wales at international law firms in the City of London and, more recently, as an advocate of the Royal Court of Jersey at an international offshore law firm in which he was a partner. He has approximately 15 years’ experience advising businesses and individuals on a variety of commercial and corporate legal issues.

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation

Summary Compensation Table

Name and principal position	Year	Salary	Long term incentive plan (2)	Annual incentive plans	All other compensation	Total compensation
(a)	(b)	(c)	(d)	(e)	(h)	(i)
Steven Curtis Chief Executive Officer	2017 2016 2015	428,637 428,637 428,637	363,948 214,282 -	- - -	48,000 42,867 (1)180,255	840,585 685,786 608,892
Dana Roets Chief Operating Officer	2017 2016 2015	418,182 418,182 418,182	237,966 140,107 -	- - -	47,000 41,818 (1)138,000	703,148 600,107 556,182
Mark Learmonth Chief Financial Officer	2017 2016 2015	410,000 410,000 360,000	229,218 122,410 -	- - -	44,000 41,000 (1)154,000	683,218 573,410 514,000
Caxton Mangezi General Manager and Director and General Manager of Blanket Mine	2017 2016 2015	348,400 348,400 348,400	195,967 115,383 -	- - -	117,322 173,638 (1)190,002	661,689 637,421 538,402
Maurice Mason VP Corporate Development and Investor Relations	2017 2016 2015	151,734 96,735 -	66,631 25,610 -	- - -	15,735 - -	234,100 122,345 -
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance	2017 2016 2015	257,489 - -	70,019 - -	- - -	26,686	354,194 - -

(1)	Bonuses paid to directors and key management (Refer to note 28 of the Consolidated Financial Statements)
(2)	OEICP awards (also referred to herein as Long term incentive plan or LTIPs) represents the non-cash expense amount as determined by the method described in note 23.2 of the Consolidated Financial Statements. None of the amounts presented have been paid to date and will vest on the dates mentioned in note 23.2 (a) of the Consolidated Financial Statements.

Non-Executive Director fees were paid in equal quarterly payments in arrears during 2017. From January 1, 2017 to August 14, 2017 the approved Non-executive Director fees amounted to $45,000 p.a per Director. The Non-Executive Director fees increased from 15 August 2017 to $60,000 p.a. for Mr. J McGloin and $55,000 p.a. payable to all other Non-Executive Directors.

Long term incentive plan

The following key management members were granted RSUs and PSUs, pursuant to provisions of the OEICP. The outstanding RSUs and PSUs as at December 31, 2017 were as follows:

Key management member	Vesting date	RSUs	PSUs
Steve Curtis	January 11, 2019	27,620	100,645
Dana Roets	January 11, 2019	18,060	65,806
Mark Learmonth	January 11, 2019	6.020	21,935
	March 23, 2019	11,822	43,871
Caxton Mangezi	January 11,2019	14,872	54,193
Maurice Mason	August 6, 2019	5,456	20,470
Adam Chester	January 19, 2020	4,644	17,774
Total		88,494	324,694

For further detail on the RSUs and PSUs refer to note 23.2 (a) of the Consolidated Financial Statements.

Refer to Item 6E for a breakdown of director equity options outstanding, these equity options and their grant dates.

Caledonia does not have a pension, retirement or similar benefits scheme for Directors.

C.	Board Practices

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

Audit	Compensation	Governance	Nomination	Disclosure
J Holtzhausen	L Wilson	L Wilson	L Wilson	M Learmonth
J McGloin	J Kelly	J Kelly	J Holtzhausen	S Curtis
J Kelly	J Holtzhausen	J McGloin	J McGloin	J Holtzhausen
L Wilson
J Kelly
D Roets
Technical	Strategic			M Mason
J Holtzhausen	L Wilson			A Chester
D Roets	J Kelly
J McGloin	S Curtis
S Curtis	M Learmonth
D Roets
J McGloin
J Holtzhausen M Mason

Terms of reference of the Audit Committee are given in the charter of the Audit Committee. All charters of committees are available on the Company’s website or, on request, from the Company’s offices listed in this report.

The Audit Committee is comprised of the following directors: (i) Johan Holtzhausen (Chairperson), (ii) John McGloin, and (iii) John Kelly. Each member of the Audit Committee is considered independent as defined under Canadian National Instrument 52-110 and as defined pursuant to Section 803 of the NYSE American LLC Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110 Audit Committees.

Benefits upon termination is disclosed in note 30 of the Consolidated Financial Statements and an example contract is disclosed in Exhibit 4.2.

D.	Employees

The average, approximate number of employees, their categories and geographic locations for each of the last 3 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location	2015	2016	2017
Total Employees
London, United Kingdom - Management and administration	-	1	1
Jersey, Channel Islands - Management and administration	-	2	3
South Africa - Management, administration and technical services	14	13	14
Zimbabwe – Mine operations.(i)	1,157	1,282	1,410
South Africa (Eersteling Gold Mine)	1	1	1
Total Employees at all Locations	1,172	1,299	1,429

(i) the number of employees in Zimbabwe varies slightly from month-to-month.

Management and Administration:

Employee Locations:	2015	2016	2017
London, United Kingdom - Management and administration	-	1	1
Jersey, Channel Islands - Management and administration	-	2	2
Zimbabwe – Mine operations.(i)	37	42	44
South Africa - Management, administration and technical services	12	13	12
South Africa (Eersteling Gold Mine)	1	1	-
Total Management and Administration	50	59	59

E.	Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management as at March 30, 2018 were as follows:

	Number of shares	Percentage share holding
L Wilson	48,000	0.45%
S Curtis	89,300	0.84%
M Learmonth	67,806	0.64%
J. Kelly	29,493	0.28%
D Roets	Nil	-
J Holtzhausen	18,000	0.17%
J McGloin	Nil	-
M Mason	7,000	0.07%
A Chester	Nil	-
Total	259,599	2.45%

All of the shares held above are voting shares and do not have any different voting or other rights than the other outstanding shares of the Company.

As at March 30, 2018, the directors, officers and senior management, collectively, owned 259,599 shares, being approximately 2.45% of the issued shares.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors, officers and senior management members individually.

(b)	Share purchase options outstanding as of March 30, 2018:

Name		Exercise Price CAD	Expiry Date	Number of Options
DSA Corporate Services	Advisor	4.00	October 7, 2020	5,000
J McGloin	Non-Executive Director	11.50	October 13, 2021	18,000
J Staiger	Advisor	8.10	May 30, 2022	5,000
P Chidley	Advisor	*9.30	August 25, 2024	5,000
P Durham	Advisor	*9.30	August 25, 2024	5,000
TOTAL				38,000

*The exercise price of CAD$9.30 per share was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate.

In terms of the OEICP, the expiry of the options that expire in a closed period will be extended by 10 days from the cessation of the closed period.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the best of Caledonia's knowledge, as at March 26, 2018, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

Beneficial owner name	Number of Shares Held	Percentage of Issued Shares
Allan Gray (through two of its funds)	2,130,668	20.09%
Sales promotion Services S.A./ Heinrich Auwärter	938,773	8.85%
TD Ameritrade	884,647	8.34%
UBS, New York	572,280	5.40%

All shareholders have the same voting rights as all other shareholders of Caledonia.

According to our share register on March 23, 2018 the shares of Caledonia (including those represented by depositary interests) were held in the following geographic locations:

Geographic Location	Number of Shares Held	Percentage of Issued Shares
United Kingdom	3,782,310	35.67%
USA	3,752,022	35.39%
Canada	3,068,821	28.94%
	10,603,153	100%

Caledonia is not aware of any arrangement which may at some subsequent date result in a change of control of Caledonia.

B.	Related Party Transactions

No related party transactions other than in the normal course of employment and share based compensation. Refer to note 30 of the Consolidated Financial Statements for transactions with Key management personnel.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the audited Consolidated Financial Statements which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016 and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2017, December 31, 2016 and December 31, 2015.

Reference is made to page 61 where the Consolidated Financial Statements are filed as part of this Annual Report on pages F1 – F58

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2017 nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the twelve-month period ended December 31, 2017, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

Dividend policy

Following the Share Consolidation on June 26, 2017, the Company announced an increased quarterly dividend of 6.875 US cents (from the previous 1.375 US cents per share). The Company paid the revised dividend per share on July 28, 2017, on October 27, 2017 and on January 26, 2018. The dividend of 6.875 US cents per share effectively maintains the dividend at the previous level of 1.375 US cents per share, after adjusting for the effect of the Share Consolidation. The quarterly dividend of 6.875 US cents per quarter represents Caledonia’s current dividend policy which is expected to be maintained.

B.	Significant Changes

We have not experienced any significant changes since the date of the Consolidated Financial Statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING

A.	Offering and Listing Details

The shares of the Company are listed on the TSX and NYSE American and its depositary interests representing shares are traded on AIM in London. The principal marketplace for the Company is AIM. During the year ended December 31, 2017, 4,389,041 depository interests were traded on AIM at prices ranging between £6.23 and £2.88.

The high and low market prices expressed in Pounds Sterling on AIM for our depositary interests for the last five financial years, the last six months, and each quarter for the last five fiscal years were:

	AIM (Pound Sterling)
Last Six Months	High	Low
February 2018	5.60	5.23
January 2018	5.58	5.10
December 2017	5.10	5.00
November 2017	5.10	4.10
October 2017	4.65	4.28
September 2017	5.15	4.28

2017	High	Low
Fourth Quarter ended December 31, 2017	5.10	4.10
Third Quarter ended September 30, 2017	5.15	2.88
Second Quarter ended June 30, 2017	5.88	2.88
First Quarter ended March 31, 2017	6.23	4.23

2016	High	Low
Fourth Quarter ended December 31, 2016	7.15	3.85
Third Quarter ended September 30, 2016	6.85	3.75
Second Quarter ended June 30, 2016	3.70	2.85
First Quarter ended March 31, 2016	2.95	1.90

2015	High	Low
Fourth Quarter ended December 31, 2015	2.20	1.85
Third Quarter ended September 30, 2015	2.45	1.80
Second Quarter ended June 30, 2015	2.40	1.70
First Quarter ended March 31, 2015	1.90	1.65

2014	High	Low
Fourth Quarter ended December 31, 2014	2.45	1.50
Third Quarter ended September 30, 2014	2.50	2.10
Second Quarter ended June 30, 2014	2.10	1.75
First Quarter ended March 31, 2014	1.90	1.35

2013	High	Low
Fourth Quarter ended December 31, 2013	1.90	1.70
Third Quarter ended September 30, 2013	2.35	1.90
Second Quarter ended June 30, 2013	3.50	2.35
First Quarter ended March 31, 2013	3.30	2.25

Last Five Fiscal Years	High	Low
2017	6.23	2.88
2016	7.15	1.90
2015	2.45	1.65
2014	2.50	1.35
2013	3.50	1.70

The high and low market prices expressed in USD as traded on the NYSE American and before July 27, 2017 as traded on the OTCQX for our shares for the last five financial years, for the last six months, and each quarter for the last five fiscal years were:

	* NYSE American/OTCQX (USD)
Last Six Months	High	Low
February 2018	7.58	6.80
January 2018	7.70	7.25
December 2017	7.48	6.26
November 2017	7.96	5.32
October 2017	6.52	5.17
September 2017	6.63	5.68

2017	High	Low
Fourth Quarter ended December 31, 2017	7.96	5.17
Third Quarter ended September 30, 2017	7.30	5.44
Second Quarter ended June 30, 2017	7.35	5.60
First Quarter ended March 31, 2017	7.74	5.35

2016	High	Low
Fourth Quarter ended December 31, 2016	9.10	4.80
Third Quarter ended September 30, 2016	8.85	4.90
Second Quarter ended June 30, 2016	5.45	3.95
First Quarter ended March 31, 2016	4.45	2.70

2015	High	Low
Fourth Quarter ended December 31, 2015	3.30	2.45
Third Quarter ended September 30, 2015	3.80	2.65
Second Quarter ended June 30, 2015	3.95	2.60
First Quarter ended March 31, 2015	3.15	2.55

2014	High	Low
Fourth Quarter ended December 31, 2014	3.55	2.80
Third Quarter ended September 30, 2014	5.05	4.90
Second Quarter ended June 30, 2014	4.00	3.90
First Quarter ended March 31, 2014	3.65	3.50

2013	High	Low
Fourth Quarter ended December 31, 2013	4.25	3.25
Third Quarter ended September 30, 2013	4.70	3.40
Second Quarter ended June 30, 2013	6.05	6.00
First Quarter ended March 31, 2013	6.75	4.75

Last Five Fiscal Years	High	Low
2017	7.96	5.17
2016	9.10	2.70
2015	3.95	2.45
2014	4.05	3.90
2013	7.25	3.25

* The shares of the Company commenced trading on the NYSE American on June 27, 2017 and ceased trading on the OTCQX on the same date.

The high and low market prices expressed in Canadian dollars as traded on the TSX for our shares for the last five financial years, for the last six months, and each quarter for the last five fiscal years were:

	TSX (Canadian Dollars)
Last Six Months	High	Low
February 2018	9.40	8.69
January 2018	9.45	8.82
December 2017	9.25	8.25
November 2017	9.20	6.80
October 2017	7.49	6.70
September 2017	8.20	6.85

2017	High	Low
Fourth Quarter ended December 31, 2017	9.25	6.70
Third Quarter ended September 30, 2017	8.99	6.85
Second Quarter ended June 30, 2017	9.90	7.70
First Quarter ended March 31, 2017	10.30	7.15

2016	High	Low
Fourth Quarter ended December 31, 2016	11.95	6.40
Third Quarter ended September 30, 2016	11.75	6.50
Second Quarter ended June 30, 2016	7.00	5.25
First Quarter ended March 31, 2016	5.60	3.95

2015	High	Low
Fourth Quarter ended December 31, 2015	4.20	3.35
Third Quarter ended September 30, 2015	4.80	3.50
Second Quarter ended June 30, 2015	4.75	3.30
First Quarter ended March 31, 2015	3.75	3.10

2014	High	Low
Fourth Quarter ended December 31, 2014	4.05	3.85
Third Quarter ended September 30, 2014	5.50	5.35
Second Quarter ended June 30, 2014	4.35	4.25
First Quarter ended March 31, 2014	4.00	3.85

2013	High	Low
Fourth Quarter ended December 31, 2013	4.10	3.35
Third Quarter ended September 30, 2013	4.90	3.70
Second Quarter ended June 30, 2013	6.00	5.75
First Quarter ended March 31, 2013	7.00	4.75

Last Five Fiscal Years	High	Low
2017	10.30	6.70
2016	11.95	3.95
2015	4.80	3.10
2014	4.50	4.30
2013	7.00	3.35

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s shares trade on the TSX under the trading symbol “CAL” and on the NYSE American under the trading symbol “CMCL”. The Company’s depositary interests in the shares remain admitted to trading on AIM under the trading symbol “CMCL”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Articles of Association

Securities Registrar

Computershare Investor Services Inc. is the transfer agent and registrar for the shares at its principal office in the City of Toronto, with branch registrars of transfers at Computershare Trust Company, N.A office in the City of Golden, Colorado. Computershare Investor Services PLC at its principal office in Bristol, United Kingdom is the transfer agent for the depositary interests.

Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested.

An interested director must disclose to the Company the nature and extent of any interest in a transaction with the Company, or one of its subsidiaries, which to a material extent conflicts or may conflict with its interests and of which the director is aware. Failure to disclose an interest entitles the Company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the Company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the Company’s interests at the time it was entered into.

Except as otherwise provided in the Articles (as defined below) and save in respect of a limited number of instances as set out in the Articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any matter in which he has to his knowledge, directly or indirectly, an interest (other than his interest in shares or debentures or other securities of, or otherwise in or through, the Company) or duty which (together with any interest of a person connected with him) is material and, if he shall do so, his vote shall not be counted.

Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors specifically requests approval of the compensation from the shareholders.  If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office.  The Articles do not require that the compensation of any director be approved by disinterested directors.

The Company has a compensation committee which is currently composed of three independent directors.  The compensation committee makes recommendations to the board with respect to compensation, including bonuses, incentive stock options and securities of directors and executive officers.

Borrowing powers exercisable by the directors and how such borrowing powers may be varied.

The board may exercise all the Company’s powers to borrow money, to guarantee, to indemnify and to mortgage or charge all or any part of the Company’s undertaking, property and assets (present and future) and uncalled capital and, subject to the Companies (Jersey) Law 1991, as amended, (the “Companies Law”) to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

The board shall restrict the Company’s borrowings and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of such rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the Company’s group (exclusive of borrowings owing by one member of the Company’s group to another member of the Company’s group) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the Adjusted Capital and Reserves (as defined in the Articles).  The borrowing powers may be varied by amendment to the Articles which requires approval of the Company’s shareholders by special resolution, being a resolution passed by at least 2/3 majority of the votes cast on the resolution.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Company under the Articles or the Companies Law.

Number of shares required for a director’s qualification.

Under the Articles, the directors are not required to hold any shares as qualification for service on the board.

Place of Incorporation and Purpose

The Company was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies. It was registered in terms of the Canada Business Corporations Act (the “CBCA”). The company re-domiciled to Jersey, Channel Islands, effective March 19, 2016 through the Continuance process. The Continuance had no appreciable effect on the Company’s listing in Toronto, the admission of its depositary interests to trading on AIM in London or the trading facility on the OTCQX (from July 27, 2017 the OTCQX trading ceased and shares commenced trading on NYSE American) and the Company’s securities continued to be traded on these listing and trading platforms after the Continuance process was completed.

Neither the Company’s memorandum of association nor the Articles stipulate any particular objects or purposes of the Company and no objects or purposes are required to be stated by the Companies Law.

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

No preference shares are currently issued and outstanding. Preference shares may be issued from time to time in one or more series composed of such number of shares with such preference, deferred or other special rights, privileges, restrictions and conditions as specified in the Articles of Association or as fixed before such issuance by a resolution passed by the directors and confirmed and declared by shareholders by a special resolution. The preference shares shall be entitled to preference over shares in respect of the payment of dividends and shall have priority over other shares in the event of a distribution of residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.. The rights attaching to the shares or the preference shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of the relevant shareholders called for that purpose.

Meetings of Shareholders

The Articles of Association require the Company to call an annual general meeting of shareholders within 13 months after holding the last preceding annual general meeting and permits the Company to call any other meeting of shareholders at any time. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 clear days and not more than 60 days prior to the date of any annual or other general meeting of shareholders. These materials must also be filed with Canadian securities regulatory authorities. The Articles of Association provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 5% of the Company’s issued shares carrying the right to vote at the meeting is required to transact business at a general meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and other general meetings of shareholders.

Limitations on the Right to Own Securities

There are no limitations on the rights to own securities in the Company.

Limitations on Restructuring

There is no provision in the Articles of Association that would have the effect of placing any limitations on any corporate restructuring in addition to what would otherwise be required by applicable law.

Disclosure of Share Ownership

The Articles of Association permit the Company to give a disclosure notice to any person that the Company has reasonable cause to believe is/was interested in the Company’s shares within the preceding three years; such notice may require the person to inform the Company whether that person holds/has held an interest in the Company’s shares. The Articles of Association also incorporate by reference certain of the disclosure guidance and transparency rules (“DTR”) published by the UK's Financial Conduct Authority. The DTR include, inter alia, a requirement that a shareholder must notify the Company of the percentage of its voting rights (held directly and indirectly) if the percentage of those voting rights reaches, exceeds or falls below 3% of the Company’s issued voting securities and each 1% threshold above 3%.

C.	Material Contracts

We enter into various contracts in the normal course of business. However, there are no material contracts outside of the normal course of business to report in this Annual Report.

D.	Exchange Controls

There are no governmental laws, decrees or regulations existing in Jersey, Channel Islands, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities, nor does Jersey, Channel Islands have foreign exchange currency controls. Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa; Caledonia has obtained the necessary approvals from the RBZ and the Reserve Bank of South Africa to transfer foreign currency during 2017.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold shares in connection with carrying on a business in Canada; (d) persons whose shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of shares.

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

Ownership and Disposition of shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules”.

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

Passive Foreign Investment Company (“PFIC”) Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2017. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold shares.

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

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of shares, generally will be equal to the USD value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into USD at that time). A U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

We are required to file reports and other information with the SEC under the Exchange Act. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described above.

We also file certain reports with the Canadian Securities Administrators that you may obtain through access of the SEDAR website, www.sedar.com.

Copies of our material contracts are kept at our registered office.

I.	Subsidiary Information

See Item 4.C for information regarding the Company’s subsidiaries.

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

The fluctuation of the USD in relation to other currencies that entities, within the Group, may transact in will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group predominantly maintains cash and cash equivalents in USD to avoid foreign exchange exposure and to meet short-term liquidity requirements.

Sensitivity analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates net monetary assets/ (liabilities) in the Group that have a different functional currency and foreign currency.

	2017 USD’000		2016 USD‘000		2015 USD‘000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	CAD
Cash and cash equivalents	57	601	457	265	3,874	5,483
Trade and other payables	-	-	-	43	-	-

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss before tax for the Group:

	2017 USD’000		2016 USD‘000		2015 USD’000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	CAD
Cash and cash equivalents	3	30	23	13	194	274
Trade and other payables	-	-		2	-	-

Interest Rate Risk

The Group's interest rate risk arises from loans and borrowings, overdraft facility and cash held. The loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable rate borrowings expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements.

The Group’s assets and (liabilities) exposed to interest rate fluctuations as at year end is summarized as follows:

	2017	2016	2015
Term loan	(1,486)	(2,987)	-
Cash and cash equivalents	12,756	14,335	12,568

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s total comprehensive income for the year, had the rates charged differed.

Sensitivity analysis – cash and cash equivalents

	2017	2016	2015

Increase in 100 basis points	128	143	126
Decrease in 100 basis points	(128)	(143)	(126)

Sensitivity analysis – term loan

	2017	2016	2015

Increase in 100 basis points	(15)	(30)	(17)
Decrease in 100 basis points	15	30	17

Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a debtor fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. Trade and other receivables are analysed in note 17 to the Consolidated Financial Statements and include $1.4 million (2016: $1.0 million; 2015: $Nil) due from Fidelity in respect of gold deliveries immediately prior to the close of business at the end of 2017 and $2.9 million (2016: $1.9 million; 2015: $2.9 million) due from the Zimbabwe government in respect of VAT refunds. The amount due from Fidelity was paid in full after year end; the outstanding balance at December 31, 2017 reflects a normal balance in the context of the timing of bullion shipments to Fidelity and payments from Fidelity for bullion received. The amount due in respect of the longer-outstanding VAT refunds were within the agreed terms.

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

Market Risk – Gold Price

The value of the Company’s mineral properties is related to the price of gold and the outlook for these minerals. In addition, adverse changes in the price of certain key or high cost operating consumables can significantly impair the Company’s cash flows.

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

As at December 31, 2017 no financial instruments were in place to manage the gold price risk.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E.	Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2017. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our Chief Executive Officer and Chief Financial Officer, we have evaluated our disclosure controls and procedures as of December 31, 2017, and we have concluded our disclosure controls and procedures were effective as at December 31, 2017.

B.	Management’s annual report on internal control over financial reporting

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

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

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

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Caledonia’s board of directors has determined, as at March 30, 2018 that the three members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined pursuant to Section 803 of the NYSE American LLC Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110 Audit Committees and one of the members can be considered to be an expert. The financial expert serving on the Audit Committee is Mr. J. Holtzhausen. Messrs. J. Holtzhausen, J. Kelly and J McGloin are all independent directors under the applicable rules.

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

ITEM 16B - CODE OF ETHICS

On November 8, 2016 the registrant’s board of directors approved in principle, and the Company formally adopted on March 7, 2017, a revised code of business conduct, ethics and anti-bribery policy that applies to the registrant’s directors, Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions, and all other employees and contractors.

The text of this code is available on the Company’s website (www.caledoniamining.com/index.php/aboutus/corporate-governance).

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the audit service fees billed by our current external auditors, unless stated otherwise, for the years indicated:

	2017(1)	2016(1)
Audit fees	179,588	334,996
Audit – related fees	-	-
Tax fees (2)	-	18,012
All other fees	10,508	2,498
TOTAL	190,096	355,506

Notes:
(1)	Prior to the start of the audit process, Caledonia’s Audit Committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommends to the board of directors whether to accept the estimated audit fees given by the auditors.

(2)	Tax fees were for assistance provided regarding international tax matters relating to a possible permanent establishment tax exposure and a tax transfer pricing review. The services were pre-approved by Caledonia’s Audit Committee prior to the services being provided.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G - CORPORATE GOVERNANCE

Because our securities are listed on NYSE American, being a national securities exchange in the United States, we are subject to the corporate governance requirements set out in the NYSE American LLC Company Guide. We are also subject to a variety of corporate governance guidelines and requirements enacted by the jurisdictions and exchanges in which we operate our business and on which our securities are traded. We incorporate a mix of corporate governance best practices to ensure that our corporate governance complies in all material respects with the requirements of the jurisdictions in which we operate and the exchanges on which our securities are traded.

Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Shareholder Meeting Quorum Requirement: the NYSE American Company Guide specifies a quorum requirement of at least 33-1/3% of the shares issued and outstanding and entitled to vote for meetings of a listed company's shareholders. The Company's quorum requirements for shareholder meetings, as set forth in the Articles, is two members entitled to vote at the meeting present in person or by proxy together holding or representing by proxy not less than five per cent of the issued shares of the Company. The Company's quorum requirement as set forth in the Articles is not prohibited by, and does not contravene, the Companies Law.

Proxy Delivery Requirement: the NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company complies with the applicable rules and regulations in Jersey.

In addition, the Company may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at http://www.caledoniamining.com. Information contained on the Company’s website is not part of this Form 20-F.

ITEM 16H - MINE SAFETY DISCLOSURE

Not applicable.

PART III

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

Consolidated Statements of Financial Position

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

All the above statements are available on the Company’s website at www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com

ITEM 19 – EXHIBITS

Financial Statements

Description	Page

Financial Statements and Notes	F1- F58

Exhibit List

Exhibit No.	Name
1.1	Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2016)
4.1	OEICP (revised 2015) (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
4.2	Employment contracts/executive employment agreements (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2017)
4.3	Share Subscription Agreements – Blanket Mine (incorporated herein by reference to Exhibit 15.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
4.4	Addendum to share subscription agreements – FREMIRO, GCSOT, NIEEF, BETS
8.1	List of Caledonia Mining Corporation Plc group entities
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Property and Claims Information of Blanket Mine (incorporated herein by reference to Exhibit 15.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Caledonia Mining Corporation Plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Caledonia Mining Corporation Plc (the Company) as of December 31, 2017 and December 31, 2016, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2013.

KPMG Inc

85 Empire Road

Parktown

Johannesburg

South Africa

March 29, 2018

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(In thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Notes	2017	2016	2015

Revenue		69,762	61,992	48,977
Less: Royalties		(3,498)	(2,923)	(2,455)
Production costs	8	(36,180)	(32,086)	(30,019)
Depreciation	15	(3,763)	(3,491)	(3,322)
Gross profit		26,321	23,492	13,181
Other income	9	2,594	1,330	110
Other expenses	10	(195)	(55)	-
Administrative expenses	12	(5,911)	(7,263)	(7,622)
Equity-settled share-based expense	23.1	(835)	(170)	(24)
Cash-settled share-based expense	23.2	(976)	(618)	-
Sale of Blanket Mine treasury bills	11	-	3,202	-
Net foreign exchange (loss)/gain		(380)	(505)	2,850
Loss on settlement of hedge		-	(435)	-
Operating profit		20,618	18,978	8,495
Finance income	13	38	16	1
Finance cost	13	(69)	(192)	(536)
Profit before tax		20,587	18,802	7,960
Tax expense	14	(8,691)	(7,717)	(2,370)
Profit for the year		11,896	11,085	5,590
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		373	262	(3,291)
Tax on other comprehensive income		-	-	199
Total comprehensive income for the year		12,269	11,347	2,498

Profit attributable to:
Owners of the Company		9,384	8,526	4,779
Non-controlling interests		2,512	2,559	811
Profit for the year		11,896	11,085	5,590
Total comprehensive income attributable to:
Owners of the Company		9,757	8,788	1,687
Non-controlling interests		2,512	2,559	811
Total comprehensive income for the year		12,269	11,347	2,498

Earnings per share
Basic earnings -per share ($)	21	0.86	0.79	0.45
Diluted earnings - per share ($)	21	0.86	0.79	0.45

The accompanying notes on page F-6 to F-58 are an integral part of these consolidated financial statements.

Signed on behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(In thousands of United States Dollars, unless indicated otherwise)

As at 31 December	Notes	2017	2016
Assets
Property, plant and equipment	15	82,078	64,873
Deferred tax asset	14	65	44
Total non-current assets		82,143	64,917

Inventories	16	9,175	7,222
Prepayments		709	810
Trade and other receivables	17	4,962	3,425
Cash and cash equivalents	18	13,067	14,335
Total current assets		27,913	25,792
Total assets		110,056	90,709

Equity and liabilities
Share capital	19	55,102	55,002
Reserves	20	143,452	142,374
Retained loss		(135,287)	(141,767)
Equity attributable to shareholders		63,267	55,609
Non-controlling interests	33	5,944	3,708
Total equity		69,211	59,317

Liabilities
Provisions	22	3,797	3,456
Deferred tax liability	14	19,620	15,909
Long term portion of term loan facility	24	-	1,577
Cash settled share based payments	23.2	1,826	618
Total non-current liabilities		25,243	21,560

Short term portion of term loan facility	24	1,486	1,410
Trade and other payables	25	12,660	8,077
Income tax payable	14	1,145	345
Overdraft	18	311	-
Total current liabilities		15,602	9,832
Total liabilities		40,845	31,392
Total equity and liabilities		110,056	90,709

The accompanying notes on page F-6 to F-58 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(In thousands of United States Dollars, unless indicated otherwise)

	Share capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity-settled Share-based payment reserve	Retained Loss	Equity attributable to shareholders	Non- controlling interests (“NCI”)	Total Equity
Balance at December 31, 2014	54,569	(3,229)	132,591	15,847	(150,128)	49,650	693	50,343
Transactions with owners:
Equity settled share-based expense	-	-	-	24	-	24	-	24
Dividends paid	-	-	-	-	(2,504)	(2,504)	-	(2,504)
Total comprehensive income:
Profit for the year	-	-	-	-	4,779	4,779	811	5,590
Other comprehensive income for the year	-	(3,291)	-	-	199	(3,092)	-	(3,092)
Balance at December 31, 2015	54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361
Transactions with owners:
Equity settled share-based expense	-	-	-	170	-	170	-	170
Shares issued – Option exercises (note 23.1)	433	-	-	-	-	433	-	433
Dividends paid	-	-	-	-	(2,639)	(2,639)	(355)	(2,994)
Total comprehensive income:
Profit for the year	-	-	-	-	8,526	8,526	2,559	11,085
Other comprehensive income for the year	-	262	-	-	-	262	-	262
Balance at December 31, 2016	55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Equity settled share-based expense	-	-	-	705	-	705	130	835
Shares issued – Option exercises (note 23.1)	246	-	-	-	-	246	-	246
Shares repurchased (note 19)	(146)	-	-	-	-	(146)	-	(146)
Dividends paid	-	-	-	-	(2,904)	(2,904)	(406)	(3,310)
Total comprehensive income:
Profit for the year	-	-	-	-	9,384	9,384	2,512	11,896
Other comprehensive income for the year	-	373	-	-	-	373	-	373
Balance at December 31, 2017	55,102	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Notes	19	20	20	23.1			33

The accompanying notes on page F-6 to F-58 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated Statements of cash flows

For the years ended  December 31

(In thousands of United States Dollars, unless indicated otherwise)

	Note	2017	2016	2015

Cash flows from operating activities	26	28,885	25,671	8,823
Interest received		38	16	1
Interest paid		(199)	(210)	(493)
Tax paid	14	(4,212)	(2,466)	(1,462)
Net cash from operating activities		24,512	23,011	6,869

Cash flows from investing activities
Acquisition of property, plant and equipment		(21,639)	(19,885)	(16,567)
Proceeds from sale of property, plant and equipment		-	3	-
Net cash used in investing activities		(21,639)	(19,882)	(16,567)

Cash flows from financing activities
Dividends paid		(3,310)	(2,994)	(2,504)
Term loan repayments		(1,500)	-	-
Term loan proceeds		-	3,000	-
Term loan transaction costs		-	(73)	-
Proceeds from issue of share capital		246	433	-
Share repurchase cost		(146)	-	-
Net cash (used in)/from financing activities		(4,710)	366	(2,504)

Net (decrease)/increase in cash and cash equivalents		(1,837)	3,495	(12,202)
Effect of exchange rate fluctuation on cash held		258	(40)	-
Net cash and cash equivalents at beginning of year		14,335	10,880	23,082
Net cash and cash equivalents at year end	18	12,756	14,335	10,880

The accompanying notes on page F-6 to F-58 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands. These consolidated financial statements of the Group as at and for the years ended December 31, 2017 and December 31, 2016 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2	Basis for preparation

(i) Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorised for issue by the Board of Directors on March 21, 2018.

(ii) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	equity-settled share-based payment arrangements measured at fair value on grant date;

•	cash-settled share-based payment arrangement measured at fair value on the grant and re-measurement dates; and

•	derivative financial instruments measured at fair value.

(iii) Functional currency

These consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements

In preparing these consolidated financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a) Assumptions and estimation uncertainties

i) Depreciation of Property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

Other items of property, plant and equipment are depreciated as described in note 4(e)(iv) Useful lives.

(ii) Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during the course of operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a) Assumptions and estimation uncertainties (continued)

(ii) Mineral reserves and resources (continued)

•	correlation between drill-holes intersections where multiple reefs are intersected;

•	continuity of mineralization between drill-hole intersections within recognized reefs; and

•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;

•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;

•	future non-sustaining capital expenditures;

•	cut-off grade;

•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and

•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in a number of ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;

•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and

•	decommissioning, site restoration and environmental provisions may change due to changes in ore reserves and resources which may affect expectations about the timing or cost of these activities.

iii) Blanket mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of the Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant assumptions and estimates which are explained in Note 5.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

3.	Use of accounting assumptions, estimates and judgements (continued)

(a) Assumptions and estimation uncertainties (continued)

iv) Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and a further internal assessment for additional areas of disturbance in 2016 and 2017. The restorations provision for Eersteling Gold Mining Company Limited was estimated based on an internal management assessment. Assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for (Refer to note 22).

v) Exploration and evaluation (“E&E”) assets

The Group also makes assumptions and estimates regarding the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

vi) Income taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group makes assumptions and estimates in recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilized or sufficient estimated taxable income against which the losses can be utilized.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a) Assumptions and estimation uncertainties (continued)

vii) Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer notes 5 and 23.1) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant assumptions and estimates for estimating fair value for share-based payment transactions are disclosed in note 23.1.

Option pricing models require the input of assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Cash-settled share-based payment arrangements

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

Additional information about significant assumptions and estimates used to determine the fair value of cash settled share-based payment transactions are disclosed in note 23.2.

viii) Impairment

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates. Financial assets are also reviewed regularly for impairment.

3(b) Judgements

Judgement is required when assessing whether an entity is controlled by the group or not. Controlled entities are consolidated. Further information is given in notes 4(a) and 5.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

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

(b) Foreign currency

i) Foreign operations

As stated in note 2(iii) the presentation currency of the Group is the United States Dollar. The functional currency of the Company and all its subsidiaries is the United States Dollar except for the South African subsidiaries that use the South African Rand (“ZAR”) as functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

•	assets and liabilities are translated using the exchange rate at period end; and

•	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

(b) Foreign currency (continued)

i) Foreign operations (continued)

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

When the Group disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are reclassified to profit or loss. If the Group disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reattributed between controlling and non-controlling interests.

All resulting translation differences are reported in OCI and accumulated in the foreign currency translation reserve.

ii) Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the functional currency (foreign currencies) of these Group entities are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

(c) Financial instruments

i) Non-derivative financial assets

The Group initially recognises loans and receivables on the date that which they originate. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

The Group has the following non-derivative financial assets: trade and other receivables that includes cash and cash equivalents.

Loans and receivables

Loans and receivables include trade and other receivables and cash and cash equivalents.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

(c) Financial instruments (continued)

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

iii) Derivative financial instruments

During 2016 the Group held derivative financial instruments to hedge its gold price exposure. Derivatives are recognised initially at fair value, attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. The Group does not hold derivatives that are classified as cash flow hedges, embedded derivatives or hedges that qualify as highly effective. Therefore, all changes in the fair value of derivative instruments are accounted for in profit or loss.

iv) Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(d) Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

(e) Property, plant and equipment

i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

ii) Exploration and evaluation assets

Exploration costs are capitalised as incurred, unless the exploration costs are related to speculative drilling on unestablished orebodies, general administrative or overhead costs associated with exploration drilling. The costs related to speculative drilling on unestablished orebodies, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under property, plant and equipment. Direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within Property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

(e) Property, plant and equipment (continued)

iv) Depreciation

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. On commencement of commercial production, depreciation of mine development, infrastructure and other assets is calculated on the unit-of-production method using the estimated measured, indicated and inferred resources which are planned to be extracted in terms of Blanket’s life-of-mine plan (“LoMP”). Resources that are not included in the LoMP are not included in the calculation of depreciation.

For other categories, depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Inferred resources are included in the LoMP to the extent that there is a successful history of upgrading inferred resources. Blanket reports its resources inclusive of reserves. As a result, resources included in the LoMP and hence in the calculation of depreciation include material from measured, indicated and inferred resource classes as detailed below under the following types of resources:

•	Measured resources – all proven reserve blocks plus 50% of the remnant pillar blocks.

•	Indicated resources – all probable reserves plus indicated resources which occur within the mine extent as defined by the LoMP infrastructure.

•	Inferred resources – inferred resources (discounted by approximately 30%) that are well defined in terms of geometry (position, width, extent) falling within the planned infrastructure as per the LoMP.

In addition, inferred resources are included in the LoMP if it is expected that the inferred resources can be economically recovered in the future. Economic recovery is expected if a history can be proven that the recovered grade of the inferred resources exceeded the pay limit grade and when this trend can be expected in the future. Refer to note 15 for the evaluation of the pay limit.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

(e) Property, plant and equipment (continued)

iv) Depreciation (continued)

Useful lives

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years (2016: 10 to 15 years);

•	plant and equipment 10 years (2016: 10 years);

•	fixtures and fittings including computers 4 to 10 years (2016: 4 to 10 years);

•	motor vehicles 4 years (2016: 4 years); and

•	mine development, infrastructure and other assets in production, units-of-production method.

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(f) Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Gold in process is measured at the lower of cost and net realisable value. The cost of gold in process includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(g) Impairment

i) Non-derivative financial assets (including receivables)

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

(g) Impairment (continued)

ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

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

iii) Impairment of exploration and evaluation (“E&E”) assets

The test for impairment of E&E assets, included in Mineral properties not depreciated, can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are specific impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are required in the event that the circumstances that resulted in impairment have changed.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

(g) Impairment (continued)

iii) Impairment of exploration and evaluation (“E&E”) assets (continued)

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

i) Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

ii) Defined contribution plans

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

(I) Share-based payment transactions

i) Equity-settled share-based payments to employees and directors

The grant date fair value of equity-settled share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

(I) Share-based payment transactions (continued)

i) Equity-settled share-based payments to employees and directors (continued)

Where the terms and conditions of equity-settled share-based payments are modified, the increase in the fair value, measured immediately before and after the modification date, is charged to profit or loss over the remaining vesting period or immediately for vested awards. Similarly where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss. Additional information about significant estimates and the assumptions used in the quantifying of the equity-settled share-based payment transactions and modification are disclosed in note 23.1.

ii) Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards are re-measured with a corresponding adjustment to profit or loss. The method of calculating the fair value of the cash-settled share-based payments changed during quarter 1 of 2017 from the intrinsic valuation method to the Black-Scholes method. The Black-Scholes method includes the effect of share volatility in calculating the fair value of the share-based payment awards. The change was applied prospectively and did not have a significant effect on the liability value. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 23.2.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

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

(n) Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on loans and borrowings and also include commitment costs on overdraft facilities. Finance costs is recognised in profit or loss using the effective interest rate method and excludes borrowing costs capitalised.

(o) Income tax

Tax expense comprises current and deferred tax. Current tax and deferred tax expense are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(p) Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax also includes withholding tax on management fees and dividends paid between companies within the Group.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

(q) Deferred tax

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

(r) Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 21) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

(s) Borrowing cost

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance costs.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

(t) The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/Interpretation	Effective date and expected adoption date*
IFRS 15

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”, and is effective for annual periods beginning on or after January 1, 2018.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Group will adopt IFRS 15 for the annual period beginning January 1, 2018 using the modified retrospective approach.

The Group has completed its assessment of the impact of IFRS 15 and concluded that the new standard will have no impact on the consolidated financial statements.

January 1, 2018
IFRS 9

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”), which replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group will adopt IFRS 9 for the annual period beginning January 1, 2018 on a retrospective basis, using certain available transitional provisions.

IFRS 9 provides a revised model for classification and measurement of financial assets, including a new “expected credit loss” (ECL) impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Group has performed a preliminary assessment and expects no material result on the Group’s financial statements.

January 1, 2018

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

Standard/Interpretation	Effective date and expected adoption date*
IFRS 16

In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”), which replaces IAS 17 “Leases”. The standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15 has been applied, or is applied at the same date as IFRS 16.

IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense.

The Group will adopt IFRS 16 for the annual period beginning January 1, 2019. The Group has performed a preliminary assessment and expects no significant effect on the results.

January 1, 2019
IFRIC 22

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018, and permits early adoption.

IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration.

The Group will adopt IFRIC 22 in its financial statements for the annual period beginning January 1, 2018 on a prospective basis.

The Group has completed its assessment of the impact of IFRIC 22 and does not expect the interpretation to have a material impact on the consolidated financial statements.

January 1, 2018

* Annual periods ending on or after

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a transactional value of $30.09 million. Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine as follows:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. Subsequent to the Indigenisation Transaction the facilitation loans relating to the Group were transferred as a dividend in specie to wholly-owned subsidiaries in the Group.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2017 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	The transaction with the BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•	The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Amendments to the facilitation and advanced dividend loan agreements

Interest modification

On June 23, 2017, the Group, Blanket Mine and the Indigenous Shareholders of Blanket Mine reached agreement to change the interest terms of the facilitation and advanced dividend loan agreements. The agreements changed the interest rate from the previously agreed 12 month LIBOR + 10% to the lower of a fixed 7.25% per annum, payable quarterly or 80% of the Blanket Mine dividend in the quarter. The modification was considered beneficial to the Indigenous Shareholders and gave rise to an equity-settled share based expense of $806 on June 23, 2017 when all parties reached agreement to modify the interest charged. It was agreed that the interest change was to be applied to the facilitation and advanced dividend loan balances from January 1, 2017. The assumptions and methodologies used to quantify the equity-settled share-based payment expense relating to the beneficial interest modification are detailed in note 23.1.

Dividend and interest moratorium

Blanket Mine suspended dividend payments from January 1, 2015 until August 1, 2016 to facilitate capital expenditure on the Blanket Mine investment programme. As a result the repayments of facilitation loans by the Indigenous Shareholders were also suspended. A moratorium was placed on the interest of the facilitation and advanced dividend loans until such time as dividends resumed. Due to the suspension of dividends and the moratorium on interest, no repayments were made or interest accumulated from December 31, 2014 until July 31, 2016. The dividends and interest resumed on August 1, 2016, when Blanket Mine declared a dividend. The amendment was not considered beneficial to the Indigenous shareholders.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket’s indigenisation shareholding percentages and facilitation loan balances

				Balance of facilitation loan #
USD 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Dec, 31, 2017	Dec, 31 2016
NIEEF	16%	3.2%	12.8%	11,879	11,990
Fremiro	15%	3.0%	12.0%	11,504	11,682
Community Trust	10%	10.0%	-	-	-
BETS	10%	- *	- *	7,669	7,788
	51%	16.2%	24.8%	31,052	31,460

The balance on the facilitation loans is reconciled as follows:

Balance at January 1, 2016	31,336
Interest accrued	1,359
Dividends used to repay loans	(1,235)
Balance at December 31, 2016	31,460
Interest accrued	1,136
Dividends used to repay loans	(1,544)
Balance at December 31, 2017	31,052

*The shares held by BETS are effectively treated as treasury shares (see above). The BETS facilitation loan earnings are accounted for under IAS19 Employee Benefits as an employee charge under Production cost.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

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

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 has been settled through Blanket Mine dividend repayments in fiscal 2014.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends.

The movement in the advance dividend loan to the Community trust is reconciled as follows:

Total

Balance at January 1, 2016	3,237
Interest accrued	133
Dividends used to repay advance dividends	(370)
Balance at December 31, 2016	3,000
Interest accrued	104
Dividends used to repay advance dividends	(500)
Balance at December 31, 2017	2,604

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

6	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk (refer note 27)

•	Interest rate risk (refer note 27)

•	Credit risk (refer note 27)

•	Liquidity risk (refer note 27)

•	Market risk (refer note 27)

This note and note 27 presents information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity. The types of risk exposure and the way in which such exposures are managed are described below:

(a) Currency risk

The Group is exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk.

(b) Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility and term loan. Management’s policy is to invest cash in financial institutions with an investment grade credit-rating. The Group has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

(c) Credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity Printers and Refiners in Zimbabwe during the year. The payment terms stipulated in the service delivery contract were adhered to in all circumstances.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

6	Financial risk management (continued)

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

(e) Market risk

Market risk is the risk that changes in the gold price will affect the group’s profitability. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

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

	2017	2016

Total equity	69,211	59,317

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders and accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2017, the Group is not subject to externally imposed capital requirements other than the term loan which is secured by a notarial bond over moveable assets (refer notes 15 and 24) and there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

8	Production costs

	2017	2016	2015

Salaries and wages	13,440	12,206	11,908
Cash-settled share-based payments (note 23.2)	311	-	-
Consumable materials	18,617	16,291	14,479
Site restoration	58	32	-
Pre-feasibility exploration cost	410	408	380
Safety	323	221	551
On mine administration	3,004	2,898	2,701
Other production cost	17	30	-
Total	36,180	32,086	30,019

9	Other income

	2017	2016	2015
Government grant – Gold sale export incentive	2,446	1,104	-
Other	148	226	110
Total	2,594	1,330	110

Government grant – Gold sale export incentive

From May, 2016 the Reserve Bank of Zimbabwe announced an export incentive on the gold proceeds received for all large scale gold mine producers. For fiscal 2017, Blanket was awarded an increased export incentive of 3.5% from the previous 2.5% on all proceeds for gold sold to Fidelity Printers and Refiners Limited. All incentives granted by the Zimbabwean government were included in other income when determined receivable.

10	Other expenses

	2017	2016	2015
Impairment provision - 2016 royalty rebate (note 17)	181	-	-
Other	14	55	-
Total	195	55	-

11	Sale of Blanket Mine treasury bills

On May 16, 2016 the Company announced that Blanket Mine had sold treasury bills (“Bills”) issued by the Government of Zimbabwe for a gross value of approximately $3,202. The Bills were issued to Blanket in 2015 which replaced the Special Tradeable Gold Bonds (“Bonds”) which were issued to Blanket in 2009 as part consideration for gold sales that were made by Blanket in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers. The Bonds were carried at a fair value of nil in previous years.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

12	Administrative expense

	2017	2016	2015

Investor relations	541	543	513
Audit fee	231	267	240
Advisory services fee	684	2,266	1,251
Listing fees	402	328	206
Directors fees company	247	211	191
Directors fees Blanket	40	48	60
Employee costs	2,781	2,803	3,106
Office costs - Zambia	-	17	716
Unrecoverable VAT expenses	-	-	298
Donation to community	-	-	58
Other office administration costs	444	185	547
Travel costs	399	484	325
Eersteling Gold Mine administration costs	142	111	111
Total	5,911	7,263	7,622

13	Finance income and finance costs

Finance income	2017	2016	2015

Interest received – Bank	38	16	1

Finance cost

Interest paid – Term loan	155	103	-
Interest paid – Capitalised to Property, plant and equipment (note 15)	(155)	(103)	-
Interest paid - Bank	-	-	49
Interest paid – South African Revenue Service	-	-	344
Unwinding of rehabilitation provision	25	25	43
Finance charges – Overdraft	44	167	100
	69	192	536

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

14	Tax expense

	2017	2016	2015
Tax recognised in profit or loss

Current tax	4,995	3,106	(197)
Income tax– current year	3,702	2,414	506
Income tax – Prior year under provision	71	49	(1,636)
Withholding tax expense	1,222	643	933

Deferred tax expense	3,696	4,611	2,567
Origination and reversal of temporary differences	3,696	4,611	2,567

Tax expense – recognised in profit or loss	8,691	7,717	2,370

Tax recognised in other comprehensive income

Income tax - current year	-	-	(199)
Tax expense	8,691	7,717	2,171

Unrecognised deferred tax assets

	2017	2016

Tax losses carried forward	5,105	4,989

Taxable losses do not expire for the entities incurring taxable losses within the group. Tax losses carried forward relate to Greenstone Management Services Holdings Limited (UK) and Eersteling Gold Mine Limited. Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

14	Tax expense (continued)

Reconciliation of tax rate

	2017	2016	2015
Profit for the year	11,896	11,085	5,590
Total tax expense	8,691	7,717	2,370
Profit before tax	20,587	18,802	7,960

Income tax at Company's domestic tax rate (1)	-	-	2,109
Tax rate differences in foreign jurisdictions	6,546	6,293	(63)
Foreign currency difference	-	-	(12)
Deemed interest on loans	-	-	31
Management fee – non-deductible withholding tax portion	427	427	317
Management fee – Withholding tax on deemed dividend portion (2)	538	-	-
Management fee – non-deductible income tax portion (2)	925	-	-
Withholding tax on intercompany dividend	90	49	-
Non-deductible royalty expenses	901	753	632
Other non-deductible expenditure	107	64	442
Export incentive income credit 2016 (3)	(284)	-	-
Export incentive income exemption 2017 (3)	(630)	-	-
Change in tax estimate	(45)	49	(1,636)
Change in unrecognized deferred tax assets	116	82	550
Tax expense - recognised in profit or loss	8,691	7,717	2,370

(1) Enacted tax rate in Jersey, Channel Islands is 0% (2016:0%). The domestic income tax rate of the Company changed from 26.5% to 0% after it re-domiciled from Canada to Jersey Channel Islands during 2016.

(2) Zimbabwean tax legislation changed during 2017 that gave rise to an additional 15% withholding tax on a portion of the intercompany management fee considered to be a deemed dividend. The new legislation resulted in this portion of the management fee being not deductible for income tax purposes in Zimbabwe from January 1, 2017.

(3) On March 23, 2017, the Zimbabwean revenue authority enacted a new finance act that provided for the export incentive income to be tax exempt. The 2018 finance bill indicated that the export incentive income will be tax exempt from June 1, 2016. The new finance bill resulted in an income tax credit being applied in the 2017 income tax calculation giving rise to a credit for the export incentive income of 2016.

Tax paid	2017	2016	2015

Net income tax (payable)/receivable at January 1	(345)	344	(1,617)
Current tax (expense)/tax credit	(4,995)	(3,106)	197
Income tax recognised through other comprehensive income			199
Foreign currency movement	(17)	(49)	103
Tax paid	4,212	2,466	1,462
Net income tax payable at December 31	(1,145)	(345)	344

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

14	Tax expense (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2017	2016	2017	2016	*2017	*2016

Property, plant and equipment	-	-	(20,985)	(17,092)	(20,985)	(17,092)
Allowance for obsolete stock	35	12	-	-	35	12
Prepayments	-	-	(4)	(3)	(4)	(3)
Unrealised foreign exchange	97	-	-	-	97	-
Share based payments	12	-	-	-	12	-
Provisions	1,290	1,218	-	-	1,290	1,218
Tax assets/ (liabilities)	1,434	1,230	(20,989)	(17,095)	(19,555)	(15,865)

* The deferred tax liability consists of a deferred tax asset of $65 (2016: $44) from the South African operations and a deferred tax liability of $19,620 (2016: $15,909) due to the Zimbabwean operations. The amounts are in different tax jurisdictions and cannot offset. The amounts are presented as a Non-current asset and a Non-current liability in the Statement of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2017	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2017
Property, plant and equipment	(17,092)	(3,893)	-	(20,985)
Allowance for obsolete stock	12	23	-	35
Prepayments	(3)	(1)	-	(4)
Unrealised foreign exchange	-	97	-	97
Share based payments	-	12	-	12
Provisions	1,218	66	6	1,290
Total	(15,865)	(3,696)	6	(19,555)

	Balance January 1, 2016	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2016
Property, plant and equipment	(12,988)	(4,104)	-	(17,092)
Allowance for obsolete stock	-	12	-	12
Prepayments	(3)	2	(2)	(3)
Provisions	733	477	8	1,218
Assessed loss recognised	998	(998)	-	-
Total	(11,260)	(4,611)	6	(15,865)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

15	Property, plant and equipment

Cost	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Balance at January 1, 2016	7,989	31,158	6,224	20,626	1,277	2,069	69,343
Additions**	-	*17,545	739	572	73	230	19,159
Disposals and scrappings	-	-	-	-	(502)	(55)	(557)
Reallocations between asset classes	361	(3,699)	-	3,338	-	-	-
Foreign exchange movement	17	74	4	-	28	11	134
Balance at December 31, 2016	8,367	45,078	6,967	24,536	876	2,255	88,079
Balance at January 1, 2017	8,367	45,078	6,967	24,536	876	2,255	88,079
Additions**	-	*17,464	-	3,377	36	72	20,949
Impairments	-	-	-	(12)	-	-	(12)
Disposals and scrappings	-	-	-	-	-	(2)	(2)
Reallocations between asset classes	1,051	(1,051)	-	(20)	20	-	-
Foreign exchange movement	16	7	-	-	11	4	38
Balance at December 31, 2017	9,434	61,498	6,967	27,881	943	2,329	109,052

There are commitments to purchase plant and equipment totalling $2,125 (2016: $2,122) at year end.

* Included in additions to mine development, infrastructure and other assets is an amount of $218 (2016: $557) relating to rehabilitation asset capitalised refer note 22.

** Included in additions is an amount of $19,556 (2016: $17,731) relating to capital work in progress (“CWIP”) and contains $155 (2016:$103) of borrowing costs capitalized from the term loan. As at year end $48,943 of CWIP was included in the closing balance (2016: $34,086).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

15	Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses
Balance at January 1, 2016	2,321	3,781	-	11,524	996	1,503	20,125
Disposals and scrappings	-	-	-	-	(502)	(8)	(510)
Impairments	-	-	-	-	20	-	20
Depreciation for the year	629	699	-	1,705	106	352	3,491
Foreign exchange movement	-	61	-	-	22	(3)	80
Balance at December 31, 2016	2,950	4,541	-	13,229	642	1,844	23,206
Balance at January 1, 2017	2,950	4,541	-	13,229	642	1,844	23,206
Depreciation for the year	686	631	-	2,153	115	178	3,763
Foreign exchange movement	-	-	-	-	4	1	5
Balance at December 31, 2017	3,636	5,172	-	15,382	761	2,023	26,974

Carrying amounts
At December 31, 2016	5,417	40,537	6,967	11,307	234	411	64,873
At December 31, 2017	5,798	56,326	6,967	12,499	182	306	82,078

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

15	Property, plant and equipment (continued)

Economic recovery

Items of Property, plant and equipment depreciated over the LoMP are depreciated inclusive of inferred resources included in the LoMP. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2016. The pay limit has ranged from 2.3 g/t in 2008 to 1.9 g/t in 2017 while the recovered grade has ranged from 4.0 g/t to 3.42 g/t over the period. All-in-sustaining-cost* has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

* All-in sustaining cost (“AISC”) per ounce, is calculated as the on-mine cost per ounce to produce gold (which includes production costs before intercompany eliminations and exploration costs) plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP less silver by-product revenue and the export incentive credit

16	Inventories

	2017	2016

Consumable stores	8,776	6,884
Gold in process	399	338
	9,175	7,222

Consumables stores are disclosed net of any write downs or provisions for obsolete items, which amounted to $894 (2016: $862).

17	Trade and other receivables

	2017	2016

Bullion revenue receivable	1,386	1,059
VAT receivables	2,947	1,901
Deposits for stores and equipment and other receivables	629	465
Total	4,962	3,425

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 6 and 27.

During 2016 Blanket mine obtained a reduced royalty award of $181 for all incremental gold production in 2016. A receivable was recognised for the royalty amount overpaid to the revenue authorities in 2016 based on the pre-award rate. Due to the reduced royalty amount being outstanding as at December 31, 2017 and at the approval date of these financial statements an impairment provision of $181 (2016: Nil) was raised against the receivable.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

18	Cash and cash equivalents

	2017	2016

Bank balances	13,067	14,335
Cash and cash equivalents in the statement of financial position	13,067	14,335
Bank overdrafts used for cash management purposes	(311)	-
Net cash and cash equivalents at year end	12,756	14,335

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 27.

Blanket Mine arranged an unsecured bank overdraft facility of $4,000 of which $311 (2016; Nil) was utilised at December 31, 2017. The overdraft facility bears interest at 6.5% per annum, 4.65% above the base rate. The facility is repayable on demand.

19	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

	Number of fully paid shares*	Amount
Issued ordinary shares
January 1, 2015	10,518,032	54,569
Cancelled **	(7,800)	-
December 31, 2015	10,510,232	54,569
Issued during the year	141,704	433
December 31, 2016	10,651,936	55,002
Share repurchased	(118,063)	(146)
Issued during the year	69,280	246
December 31, 2017	10,603,153	55,102

* Amounts stated after the 1:5 share consolidation

** 7,800 treasury shares of the Company were cancelled during 2015.

Share consolidation and repurchase

At the Company’s annual general meeting of shareholders held on June 19, 2017 resolutions were passed, amongst others, which:

(a)	authorised the consolidation of the Company’s share capital on the basis of 1 share for every 100 shares held;

(b)	approved the repurchase of fractions of shares created by the consolidation which were held by shareholders with fewer than 100 shares prior to the consolidation at a price of CAD1.664 per pre-consolidation share held;

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

19	Share capital (continued)

(c)	authorised the division of the consolidated shares immediately following the steps above on the basis of 20 shares for every 1 share; and

(d)	approved the repurchase of fractions of shares remaining following the steps above at the same price as at (b)

payments made for repurchases pursuant to (b) and (d) were subject to a minimum with the Company being entitled to retain amounts of GBP5 or less.

The combined effect of the above steps which was effected on June 26, 2017 was an effective consolidation of the company’s shares on the basis of 1 share for every 5 shares previously held, the repurchase and cancellation of all shareholdings of fewer than 100 shares before the implementation of the 1 for 100 consolidation and the repurchase and cancellation of all remaining fractions following the 20 for 1 division.   This resulted in an effective repurchase of 118,063 shares at a cost of $146 and a reduction in the number of issued shares of 42,135,492 shares arising from the consolidation.

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. The Company has no preference shares in issue.

20	Reserves

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

Reserves

	2017	2016	2015
Foreign currency translation reserve	(5,885)	(6,258)	(6,520)
Equity-settled share-based payment reserve (Note 23.1)	16,746	16,041	15,871
Contributed surplus	132,591	132,591	132,591
Total	143,452	142,374	141,942

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

21	Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended December 31, 2017 was based on the adjusted profit attributable to shareholders of $9,174 (2016: $8,288; 2015: $4,679), and a weighted average number of shares outstanding of 10,607,882 (2016: 10,457,242; 2015: 10,419,017).

Weighted average number of shares

(In number of shares)	Note	2017	2016	2015

Issued shares at beginning of year	19	52,787,428	52,078,908	52,117,908
Share consolidation (note 19)		(42,135,492)	(41,663,126)	(41,694,326)
Issued shares post consolidation		10,651,936	10,415,782	10,423,582
Weighted average shares repurchased		(60,978)	-	-
Weighted average cancellation during the year		-	-	(4,565)
Weighted average shares issued		16,924	41,460	-
Weighted average number of shares at December 31		10,607,882	10,457,242	10,419,017

	2017	2016	2015
Profit attributable to shareholders	9,384	8,526	4,779
Blanket Mine Employee Trust Adjustment	(210)	(238)	(100)
Adjusted profit attributable to shareholders	9,174	8,288	4,679
Basic earnings per share - $	0.86	0.79	0.45

•	Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.

•	Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine’s Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any.

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current and prior year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to shareholders.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

21	Earnings per share (continued)

The calculation of diluted earnings per share at December 31, 2017 was based on the adjusted profit attributable to shareholders of $9,174 (2016: $8,288; 2015: $4,679), and a weighted average number of shares and potentially dilutive shares outstanding of 10,617,504 (2016: 10,480,691; 2015: 10,440,651), calculated as follows:

Weighted average number of shares (In number of shares)	2017	2016	2015
Weighted average shares at December 31	10,607,882	10,457,242	10,419,017
Effect of dilutive options	9,622	23,449	21,634
Weighted average number of shares (diluted) at December 31	10,617,504	10,480,691	10,440,651
Diluted earnings per share - $	0.86	0.79	0.45

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 18,378 (2016: 68,795; 2015: 426,550), were excluded from the dilutive earnings per share calculation as these options were anti-dilutive. The quantity of options outstanding as at year end that were out of the money and that had an anti-dilutive effect amounted to 5,000 (2016: 18,000; 2015: 386,184) options.

22	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. In the case of Blanket Mine the costs of site restoration are discounted based on the estimated life of mine. The Eersteling mine is under care and maintenance and the provision is not discounted. Site restoration costs at Blanket mine are capitalised to mineral properties depreciated at initial recognition and amortised systematically over the estimated life of the mine for costs relating to the decommissioning of property, plant and equipment.

Reconciliation of site restoration provision	2017	2016
Balance at January 1	3,456	2,762
Foreign exchange movement	62	80
Unwinding of discount	25	25
Rehabilitation performed	(22)	-
Change in estimate during the year
- adjusted through profit or loss	58	32
- adjustment capitalised in Property, plant and equipment	218	557
Balance at December 31	3,797	3,456

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

22	Provisions (continued)

The discount rates currently applied in the calculation of the net present value of the Blanket mine provision is 0.64% (2016: 0.86%), based on a risk free rate and cash flows estimated at 0% inflation (2016: 0%). The gross rehabilitation costs before discounting amounted to $3,354 (2016: $3,159; 2015: $3,006) for Blanket mine and $669 (2016: $571) for Eersteling mine.

23.1	Equity-settled share-based expense

The Group has expensed the following Equity-settled share-based payment arrangements for the year ended December 31

	Note	2017	2016	2015
Share option programmes	23.1(a)	29	170	24
Facilitation and advanced dividend loan modification	23.1(b)	806	-	-
		835	170	24

(a) Share option programmes

The Omnibus Equity Incentive Compensation Plan (“OEICP”) was established for grants after May 2015. Share options issued before May 2015 were issued in terms of the Rolling Stock Option Plan (“RSOP”), which was superseded by the OEICP. In accordance with the OEICP, options are granted at an exercise price equal to the greater of volume weighted average trading price for the five days prior to grant or the closing price on the day immediately prior to the date of grant. The options vest according to dates set at the discretion of the Compensation Committee of the Board of Directors at the date of grant. All outstanding option awards that have been granted, pursuant to the plan, vest immediately.

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

At December 31, 2017, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	Canadian $
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
5,000	8.10	May 30, 2022
28,000

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

23.1	Equity-settled share-based expense (continued)

(a) Share option programmes (continued)

The continuity of the options granted, exercised, cancelled and expired under the Plan were as follows:

	Number of Options*	Weighted Avg. Exercise Price
		Canadian $*
Options outstanding and exercisable at January 1, 2015	513,184	5.55
Expired or forfeited	(88,000)	5.55
Granted	23,000	3.65
Options outstanding and exercisable at December 31, 2015	448,184	5.40
Expired or forfeited	(232,200)	6.50
Granted	18,000	11.50
Exercised	(141,704)	4.15
Options outstanding and exercisable at December 31, 2016	92,280	5.85
Granted	5,000	8.10
Exercised	(69,280)	4.50
Options outstanding and exercisable at December 31, 2017	28,000	9.55

* Amounts stated after the 1:5 share consolidation, refer note 19.

The weighted average remaining contractual life of the outstanding options is 3.72 years (2016: 3.08 years; 2015: 2.46 years).

Inputs for measurement of grant date fair values

The fair value of share-based payments noted above was estimated using the Black-Scholes Option Pricing Model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. The following assumptions were used in determining the fair value of the options:

	2017	2016	2015	2015
Options granted	*5,000	*18,000	90,000	25,000
Grant date	May 30, 2017	October 13, 2016	December 21, 2015	October 7, 2015
Risk-free interest rate	2.40%	0.53%	0.53%	0.53%
Expected stock price volatility (based on historical volatility)	118%	119%	41,2%	39,6%
Expected option life in years	3	5	5	5
Exercise price	* CAD 8.10	* CAD 11.50	CAD 0.74	CAD 0.80
Share price at grant date	* CAD8.10	* CAD 11.50	CAD 0.74	CAD 0.79
Fair value at grant date	* USD 5.81	* USD 9.45	USD 0.27	USD 0.27

On May 30, 2017 a grant of 5,000 share options was made to Mr. J Staiger, who provides investor relations services in continental Europe for the Company. The exercise price was determined as the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience. The share based payment expense relating to the grant amounted to $29.

* Amounts stated after the 1:5 share consolidation, refer note 19.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

23.1	Equity-settled share-based expense (continued)

(b) Facilitation and advance dividend loan modification

On June 23, 2017, the Group, Blanket Mine and the Indigenous Shareholders reached agreement to change the interest rate on the facilitation and advanced dividend loans from the previously agreed 12 month LIBOR + 10% to the lower of a fixed rate of 7.25% per annum, payable quarterly or 80% of the dividends paid in the financial quarter. The modification was beneficial to the Indigenisation Shareholders and resulted in an equity-settled share-based payment expense of $806. The Monte Carlo simulation approach was followed to value the fair value of the Indigenisation Shareholders’ equity before and after the modification date. The fair value of the Indigenisation Shareholders’ equity was based on simulating the future Blanket Mine dividend yields.

The following assumptions were used in determining modification of the expense:

Modification date	June 23, 2017
Blanket Mine dividend yield	23.70%	-	89.88%
Risk free interest rate	USD swap curve
Group market capitalisation at grant date ($’000)	USD 68,436

23.2	Cash-settled share-based expense

The Group has expensed the following Cash-settled share-based payment arrangements for the year ended December 31

	Note	2017	2016	2015
Restricted Share units and Performance Share Units	23.2(a)	853	618	-
Caledonia Mining South Africa employee incentive scheme	23.2(b)	123	-	-
		976	618	-

(a) Restricted Share units and Performance Share Units

Certain key management members were granted Restricted Share units (“RSU’s”) and Performance Share Units (” PSU’s”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSU’s and PSU’s were granted and approved by the Compensation Committee of the Board of Directors.

The RSU’s will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSU’s will be the number of RSU’s vested multiplied by the fair market value of the Company’s shares, as specified by the plan, on date of settlement.

The PSU’s have a service condition and a performance period of three years. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSU’s that will vest will be the PSU granted multiplied by the Performance Multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

23.2	Cash-settled share-based expense (continued)

(a) Restricted Share units and Performance Share Units (continued)

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSU’s at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSU’s have rights to dividends only after they have vested.

The fair value of the RSU’s, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSU’s, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 94% probability that the performance conditions will be met and therefore a 94% performance multiplier was used in calculating the estimated liability. The liability as at December 31, 2017 amounted to $1,782 (2016:$618). Included in the liability as at December 31, 2017 is an amount of $311 (2016:Nil; 2015: Nil) that was expensed and classified as production costs, refer note 8.

The following assumptions were used in estimating the fair value of the cash settled share-based payment liability on December 31:

	*2017		*2016
	RSUs	PSUs	RSUs	PSUs
Fair value (USD)	$7.37	$7.17	$5.50	$5.25
Share price (USD)	$7.37	$7.37	$5.50	$5.50
Performance multiplier percentage	-	94%	-	100%

Share units granted:

	RSUs	PSUs	RSUs	PSUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,965	43,871	10,967	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2017	4,443	17,774	-	-
RSU dividend reinvestments	7,324	-	3,505	-
Total awards at December 31	88,494	324,694	80,234	306,920

* Amounts are presented after the 1:5 share consolidation that took place on June 26, 2017. All fractional entitlements due to the share consolidation were rounded down. RSU’s and PSU’s were all granted in 2016 and not applicable in 2015.

(b) Caledonia Mining South Africa employee incentive scheme

In July, 2017 the Group granted 37,330 cash-settled share awards to certain employees based in South Africa. These cash-settled share awards will vest in 3 equal tranches on November 30, 2017, 2018 and 2019 subject to the employees fulfilling their service condition. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £5.10 at the reporting date. The liability relating to these cash-settled share based payment awards amounted to $44 (2016:Nil; 2015:Nil) and the expense amounted to $123 (2016:Nil; 2015:Nil) for the year ended December 31, 2017. 12,447 of the cash-settled share awards vested on November 30, 2017 and an amount of $79 was paid out to these employees.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

24	Loans and borrowings

	2017	2016
Non-current portion of term loan facility	-	1,577
Current portion of term loan facility	1,486	1,410
Total	1,486	2,987

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

At the inception of the loan the liability was recognised at its fair value plus transaction cost. The imputed finance costs on the liability was determined at an incremental borrowing rate of 7.25%. Finance costs are accounted for in note 13 on the effective interest rate method. The fair value of the term facility approximates the carrying amount as the market rate approximated the actual rate at year end.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

25	Trade and other payables

	2017	2016

Trade payables	2,939	2,851
Electricity accrual	5,827	1,685
Audit fee	231	173
Other payables	584	343
Financial liabilities	9,581	5,052
VAT payable and other taxes	-	242
Production and management bonus accrual – Blanket Mine	789	1,156
Other employee benefits	552	123
Leave pay	1,738	1,504
Non-financial liabilities	3,079	3,025
Total	12,660	8,077

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 27.

26	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2017	2016	2015
Profit for the year	11,896	11,085	5,590
Adjustments for:
Tax expense	8,691	7,717	2,370
Net finance cost	31	176	535
Loss on sale of Property, plant and equipment	2	44	-
Impairment of Property, plant and equipment	12	20	33
Foreign exchange gains on cash held	121	(105)	(2,865)
Site restoration	36	32	-
Cash-settled share-based payment expense	1,208	788	-
Equity-settled share-based payment expense	835	-	24
Depreciation	3,763	3,491	3,322
Allowance for obsolete stock	32	862	46
Provision for impairment - royalty rebate (note 17)	181	-	-
Cash generated by operations before working capital changes	26,808	24,110	9,055
Inventories	(1,975)	(1,990)	375
Prepayments	82	(99)	(321)
Trade and other receivables	(1,437)	555	(1,472)
Trade and other payables	5,407	3,095	1,186
Cash flows from operating activities	28,885	25,671	8,823

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

27	Financial instruments

i) Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	December 31, 2017	December 31, 2016

Zimbabwe	2,015	1,523

Impairment losses

None of the trade and other receivables are past due at year-end other than the royalty rebate of 2016 (refer note 17). Trade and other receivables have a past history of payment shortly after year end and management identified no factors at year end that could cause doubt about the credit quality or recoverability of the trade and other receivables.

ii) Liquidity risk

The following are the contractual maturities of financial liabilities, including contractual interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities

December 31, 2017	Carrying amount	12 months or less	1-2 Years
Trade and other payables	9,581	9,581	-
Term loan facility	1,486	1,486	-
Overdraft	311	311	-
	11,378	11,378	-

December 31, 2016	Carrying amount	12 months or less	1-2 Years
Trade and other payables	5,052	5,052	-
Term loan facility	2,987	1,410	1,577
	8,039	6,462	1,577

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

27	Financial instruments (continued)

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

The fluctuation of the US dollar in relation to other currencies that entities, within the Group, may transact in will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group predominantly maintains cash and cash equivalents in US Dollar to avoid foreign exchange exposure and to meet short-term liquidity requirements.

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

	2017 USD‘000		2016 USD‘000
	Functional currency		Functional currency
	ZAR	USD	ZAR	USD
Cash and cash equivalents	57	601	457	265
Trade and other payables	-	-	-	43
	57	601	457	308

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

27	Financial instruments (continued)

iii) Currency risk (continued)

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss and equity for the group:

	2017 USD‘000		2016 USD’000
	Functional currency		Functional currency
	ZAR	USD	ZAR	USD
Cash and cash equivalents	3	30	23	13
Trade and other payables	-	-	-	2

iv) Interest rate risk

The group's interest rate risk arises from Loans and borrowings, overdraft facility and cash held. The Loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarized as follows:

	2017	2016
Term loan	1,486	2,987
Net cash and cash equivalents	12,756	14,335

Interest rate risk arising is offset by available net cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis – Term loan

	2017	2016

Increase by 100 basis points	(15)	(30)
Decrease by 100 basis points	15	30

Sensitivity analysis – Net cash and cash equivalents	2017	2016
Increase by 100 basis points	128	143
Decrease by 100 basis points	(128)	(143)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

27	Financial instruments (continued)

v) Market risk - Gold price

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

As at December 31, 2017 no financial instruments were in place to manage the gold price risk.

28	Dividends

	2017	2016	2015

Dividends paid to owners of the Company (Excluding NCI)	2,904	2,639	2,504

The quarterly dividend of 6,875 cents per share represents Caledonia’s current dividend policy.

29	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

30	Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain mine managers are considered key management.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation. If this was triggered as at December 31, 2017 the severance payment would have amounted to $5,015 (2016: $4,646; 2015: $3,578). A change in control would constitute:

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

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2017	2016	2015
Key management salaries and bonuses	2,041	2,033	2,452
Cash-settled share-based expense*	1,164	788	24
Total	3,205	2,821	2,476

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 23). Group entities are set out in note 31.

Refer to note 5 and note 33 for transactions with Non-controlling interests. Refer to note 32 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

* Amount inclusive of $311 of the cash settled share based payment that is classified as production costs.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

31	Group entities

	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with Holding company
			2017	2016	2017	2016
Subsidiaries of the Company			%	%
Caledonia Holdings Zimbabwe (Private) Limited	USD	Zimbabwe	100	100	-	-
Caledonia Mining Services Limited	USD	Zimbabwe	100	100	-	-
Eersteling Gold Mining Company Limited	ZAR	South Africa	100	100	(12,956)	(12,793)
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	(941)	(87)
Greenstone Management Services Holdings Limited	USD	United Kingdom	100	100	20,879	13,527
Caledonia Holdings (Africa) Limited	USD	Barbados	100	100	-	-
Blanket (Barbados) Holdings Limited	USD	Barbados	100	100	-	-
Blanket Mine (1983) (Private) Limited(3)	USD	Zimbabwe	(2)49	(2)49	-	-
Blanket Employee Trust Services (Private) Limited (BETS) (1)	USD	Zimbabwe	-	-	-	-

(1)BETS and the Employee Trust are consolidated as structured entities.

(2)Refer to Note 5, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.

(3)Blanket has no subsidiary companies

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

32	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprise Caledonia Holdings Zimbabwe Limited and subsidiaries. The South Africa geographical segment comprise a gold mine, that is on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company and Greenstone Management Services Holdings Limited (UK) responsible for administrative functions within the group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Corporate and other reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments 2017	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Revenue	69,762	-	-	-	69,762
Inter-segmental revenue	-	15,247	(15,061)	(186)	-
Royalties	(3,498)	-	-	-	(3,498)
Production costs	(36,753)	(14,751)	15,324	-	(36,180)
Depreciation	(4,019)	(53)	309	-	(3,763)
Management fee*	(3,960)	3,960	-	-	-
Other income	2,358	205	-	31	2,594
Other expenses	-	(195)	-	-	(195)
Administrative expenses	(40)	(2,258)	-	(3,613)	(5,911)
Cash settled share-based payment expense	(581)	-	-	(395)	(976)
Equity-settled share-based payment expense	(806)	-	-	(29)	(835)
Net Foreign exchange gain	(375)	207	-	(212)	(380)
Net finance cost	(69)	10	-	28	(31)
Profit before tax	22,019	2,372	572	(4,376)	20,587
Tax expense	(7,587)	(1,104)	-	-	(8,691)
Profit for the year	14,432	1,268	572	(4,376)	11,896

* Of the management fee $561 was receivable and payable at year end (2016: $641; 2015: $280).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

32	Operating Segments (continued)

Information about reportable segments 2017	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total
Geographic segment assets:
Current (excluding intercompany)	20,368	2,766	(60)	4,839	27,913
Non-current (excluding intercompany)	82,798	381	(1,076)	40	82,143
Expenditure on property, plant and equipment	21,007	(7)	(51)	-	20,949
Intercompany balances	-	8,021	(58,087)	50,066	-

Geographic segment liabilities
Current (excluding intercompany)	(13,969)	(1,276)	-	(357)	(15,602)
Non-current (excluding intercompany)	(23,041)	(714)	293	(1,781)	(25,243)
Intercompany balances	(2,720)	(32,724)	58,087	(22,643)	-

Information about reportable segments 2016	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Revenue	61,992	-	-	-	61,992
Inter-segmental revenue	-	11,873	(11,348)	(525)	-
Royalties	(2,923)	-	-	-	(2,923)
Production costs	(33,081)	(10,185)	11,180	-	(32,086)
Depreciation	(3,733)	(47)	289	-	(3,491)
Management fee	(3,960)	3,960	-	-	-
Other income	1,194	16	-	120	1,330
Other expenses	(55)	-	-	-	(55)
Administrative expenses	(128)	(3,119)	674	(4,690)	(7,263)
Share-based payment expenses	(342)	(106)	-	(340)	(788)
Net Foreign exchange gain	2	(529)	-	22	(505)
Margin call on hedge	-	-	-	(435)	(435)
Net finance cost	(191)	15	-	-	(176)
Sale of Blanket Mine treasury	3,202	-	-	-	3,202
Profit before tax	21,977	1,878	795	(5,848)	18,802
Tax expense	(6,795)	(922)	-	-	(7,717)
Profit for the year	15,182	956	795	(5,848)	11,085

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

32	Operating Segments (continued)

Information about reportable segments 2016	Zimbabwe	South Africa	Intergroup elimination adjustment	Corporate and other reconciling amounts	Total
Geographic segment assets:
Current	19,501	1,616	(375)	5,050	25,792
Non-current (excluding intercompany)	65,824	388	(1,335)	40	64,917
Additions to property, plant and equipment	19,000	36	123	-	19,159
Intercompany balances	-	7,080	(49,951)	42,871	-

Geographic segment liabilities
Current	(8,801)	(718)	-	(313)	(9,832)
Non-current (excluding intercompany)	(21,043)	(517)	-	-	(21,560)
Intercompany balances	(2,184)	(32,867)	49,951	(14,900)	-

Information about reportable segments 2015	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Corporate and other reconciling	Total

Revenue	48,977	-	-	-	-	48,977
Inter-segmental revenue	-	17,017	-	(26,514)	9,497	-
Royalties	(2,455)	-	-	-	-	(2,455)
Production costs	(30,955)	(12,174)	-	13,110	-	(30,019)
Depreciation	(3,559)	(42)	-	279	-	(3,322)
Other income	55	46	-	-	9	110
Management fee	(4,140)	4,140	-	-	-	-
Administrative expenses	(118)	(8,135)	(750)	7,183	(5,802)	(7,622)
Equity-settled share-based payment expense	-	-	-	-	(24)	(24)
Net foreign exchange gain	-	2,419	-	-	431	2,850
Finance income	-	1	-	-	-	1
Finance expense	(190)	(2)	-	-	(344)	(536)
Profit before income tax	7,615	3,270	(750)	(5,942)	3,767	7,960
Tax expense	(2,616)	(276)	-	-	522	(2,370)
Profit after income tax	4,999	2,994	(750)	(5,942)	4,289	5,590

Major customer

Revenues from Fidelity Printers in Zimbabwe amounted to approximately $69,762 (2016: $61,992; 2015: $48,977).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(in thousands of United States dollars, unless indicated otherwise)

33	Non-controlling interests

Blanket Mine (1983) (Private) Limited NCI % - 16.2%

	2017	2016	2015

Current assets	15,559	13,151	10,386
Non-current assets	82,798	65,823	50,613
Current liabilities	(16,232)	(8,698)	(6,497)
Non-current liabilities	(23,041)	(20,185)	(13,621)
Net assets	59,084	50,091	40,881

Carrying amount of NCI	5,944	3,708	1,504

Revenue	69,762	61,992	48,977
Profit	15,506	15,800	5,000
Total comprehensive income	15,506	15,800	5,000

Profit allocated to NCI	2,512	2,559	811
Dividend paid to NCI	(406)	(355)	-

34	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2017 was $583 (2016: $567; 2015: $473).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date March 29, 2018

CALEDONIA MINING CORPORATION PLC
By:	/s/ Mark Learmonth
Mark Learmonth Chief Financial Officer