Form 20-F
period 2018-12-31
Caledonia Mining Corp Plc
filed 2019-03-28
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

ANNUAL REPORT

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Common Shares, without par value - 10,749,904

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

PART I	9
ITEM 1 - Identity of Directors, Senior Management and Advisers	9
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE	9
ITEM 3 - KEY INFORMATION	9
A. Selected Financial Data	9
B. Capitalization and Indebtedness	10
C. Reasons for the Offer and Use of Proceeds	10
D. Risk Factors	10
ITEM 4 - INFORMATION ON THE COMPANY	22
A. History and Development of the Company	22
B. Business Overview	25
C. Organizational Structure	27
D. Property, Plant and Equipment	28
ITEM 4A - UNRESOLVED STAFF COMMENTS	34
ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS	34
A. Operating Results	34
B. Liquidity and Capital Resources	40
C. Research and development, patents and licences, etc	40
D. Trend Information	41
E. Off-Balance Sheet Arrangements	41
F. Tabular Disclosure of Contractual Obligations	41
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
A. Directors and Senior Management	42
B. Compensation	46
C. Board Practices	47
D. Employees	48
E. Share Ownership	48
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	49
A. Major Shareholders	49
B. Related Party Transactions	50
C. Interests of Experts and Counsel	50
ITEM 8 - FINANCIAL INFORMATION	50
A. Consolidated Statements and Other Financial Information	50
B. Significant Changes	50
ITEM 9 - THE OFFERING AND LISTING	51
A. Offering and Listing Details	51
B. Plan of Distribution	51
C. Markets	51
D. Selling Shareholders	51
E. Dilution	51
F. Expenses of the Issue	51
ITEM 10 - ADDITIONAL INFORMATION	51
A. Share Capital	51
B. Articles of Association	51
C. Material Contracts	53
D. Exchange Controls	54
E. Taxation	54
F. Dividends and Paying Agents	58
G. Statement by Experts	58
H. Documents on Display	58
I. Subsidiary Information	59

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 20-F ("Annual Report") and the exhibits attached hereto contain "forward-looking information" and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, the Company’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this Annual Report include: our reserve calculations with underlying assumptions, production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates, Caledonia Mining Corporation Plc’s (“Caledonia” or “Company”) plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors.

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

The selected consolidated financial information set forth below has been derived from our audited Consolidated Financial Statements that are prepared in accordance with IFRS, which differ in certain respects from the principles we would have followed had our Consolidated Financial Statements been prepared in accordance with U.S. GAAP. The selected consolidated financial information should be read in conjunction with our Consolidated Financial Statements and related notes thereto. The selected consolidated financial information is presented in United States Dollars (“USD” or “$”), which is also the functional currency of the Company.

Financial – All in USD’000’s unless indicated otherwise	2018	2017	2016	2015	2014(2)
Revenue	68,399	69,762	61,992	48,977	53,313
Gross Profit	21,624	26,321	23,492	13,181	18,543
Net Income /(Loss) – after tax from operations	13,756	11,896	11,085	5,590	5,946
Net Income /(Loss) – after tax from continuing operations	13,756	11,896	11,085	5,590	5,946
Profit attributable to owners of the Company	10,766	9,384	8,526	4,779	4,435
Net cash and cash equivalent	11,187	12,756	14,335	10,880	23,082
Current Assets	28,168	27,913	25,792	23,562	31,743
Total Assets	125,693	110,056	90,709	72,838	66,479
Current Liabilities	12,198	15,602	9,832	8,397	4,972
Non-current Liabilities	34,687	25,243	21,560	14,080	11,164
Net Assets/Total equity	78,808	69,211	59,317	50,361	50,343
Total Capital Expenditures – Cash	20,192	21,639	19,885	16,567	6,150
Dividend per share – cents (1)	27.4	27.4	24.5	24	27
Earnings per share – cents (1)	99	86.5	79.5	44.5	42
Diluted earnings per share – cents (1)	99	86.4	79	44.5	42

Share Information

	2018	2017	2016	2015	2014
Market Capitalization at December 31 (3)	57,852	77,932	60,178	32,209	31,791
Shares Outstanding (Thousands) (1)	10,603	10,603	10,557	10,416	10,423
Options Outstanding (Thousands) (1)	38	28	92	448	513

(1)	All dividends per share, earnings per share, diluted earnings per share and option numbers are stated on the bases of the 1:5 Share Consolidation on June 26, 2017.
(2)	All amounts before January 1, 2015 have been restated to USD.
(3)	Based on the NYSE American share price quoted in USD from July 27, 2017. Amounts before July 27, 2017 were based on the OTCQX share price quoted in USD.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

As of March 28, 2019, we had 10,749,904 shares issued and outstanding.  In addition, as of March 28, 2019, 38,000 shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders.  As of March 28, 2019 we may issue stock options to purchase an additional 1,036,990 shares under our existing stock option plan.  As of March 28, 2019, our senior officers and directors beneficially owned, as a group, 418,650 Shares (3.89% of our issued share capital), including stock options to acquire an additional 18,000 shares. Sales of substantial amounts of our shares into the public market, by our officers or directors or pursuant to the exercise of options, or even the perception by the market that such sales may occur, may lower the market price of our shares.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

The economic viability of our revenues, operations and exploration and development projects is, and is expected to be, heavily dependent on the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years. The price of gold is affected by numerous factors beyond our control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes; and inventory carrying costs. The effect of these factors on the price of gold, and therefore the economic viability of our operations, cannot be accurately predicted. Blanket Mine (1983) (Private) Limited, the company which owns the Blanket Mine (all hereinafter referred to as “Blanket” or “Blanket Mine” as the context requires) continues to sell all of its gold production from the Blanket Mine, to Fidelity Printers and Refiners Limited (“Fidelity”), as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25% (2.5% from October 1, 2018 to January 11, 2019).

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

The shortage of foreign currency has been a long-standing difficulty in Zimbabwe; however, the situation has worsened following a policy announcement by the Reserve Bank of Zimbabwe (“RBZ”) on October 1, 2018. Although several gold mining operators in Zimbabwe have suspended operations due to the shortage of foreign exchange which has impeded their ability to purchase consumables, production at Blanket has continued without significant interruption.

On October 1, 2018 the RBZ published a monetary policy statement which, inter alia, introduced several measures the most significant of which were that:

•	bank accounts in Zimbabwe were bifurcated between FCA, which could be used to make international payments, and local Dollar accounts, known as RTGS accounts which could be used only for domestic transactions. Previously all bank accounts in Zimbabwe were in the RTGS system;

•	gold producers, which include Caledonia’s subsidiary, Blanket Mine, would receive 30% of their sales proceeds into an FCA and the balance would be paid into their RTGS account. Before the monetary policy statement of October 1, 2018 Blanket and other gold producers received 100% of their sale proceeds into their RTGS accounts. If a gold producer required access to foreign exchange to make a payment outside Zimbabwe (e.g. to purchase consumables or capital equipment from a supplier outside Zimbabwe), the producer made an application to the RBZ for the necessary foreign exchange to be made available. Blanket and Caledonia operated satisfactorily under this system, although it required constant management attention to ensure that sufficient foreign exchange was made available; and
•	the RBZ stipulated that a Dollar in the RTGS system was worth a Dollar in an FCA. Although informal (and illegal) trading after October 1, 2018 demonstrated that the commercial value of an RTGS Dollar was substantially lower than the value of an FCA Dollar, the Government adhered to this policy - RTGS payments made by Blanket to Government agencies and government-owned entities (e.g. tax payments and payments to the state-owned electricity company) continued to be effected on a 1:1 basis. The RBZ also continued to make allocations of foreign currency from RTGS accounts on a 1:1 basis.

The new policy had several implications for Blanket and Caledonia, which included:

•	products and services procured in Zimbabwe became more expensive in RTGS Dollars. Despite the stipulation that a Dollar in an FCA had the same value as a Dollar in a RTGS account, after the implementation of this policy vendors who previously accepted RTGS Dollars at par required prices which are 5 to 6 times higher than their previous RTGS prices; alternatively, they required payment from an FCA. Where possible, Blanket switched procurement to suppliers outside Zimbabwe but in some instances this still resulted in a higher cost due to transport charges; and

•	Blanket’s employees’ purchasing power was eroded because RTGS-denominated consumer prices increased. However, Blanket had insufficient FCA funds to make significant FCA payments to employees. Due to the stipulated 1:1 exchange rate, any increase in RTGS-denominated salaries to compensate fully for the deterioration in spending power would have rendered commercial operations uneconomic.

Following the announcement of the new policy, Caledonia and other Zimbabwean gold miners had intensive engagement with the Government of Zimbabwe and the RBZ to explain that a 30% FCA allocation was insufficient for gold miners to fund the import of consumables and services that are required to maintain their operations. As a result of this engagement, from November 12, 2018 gold miners have received 55% of their sales proceeds into their FCA.

A 55% allocation is insufficient to allow Blanket to continue normal mining operations and also to fully implement the investment plan as scheduled. The RBZ considers requests for additional foreign exchange in specific circumstances from individual gold miners and Caledonia has continued its engagement with the RBZ and the government to secure the additional foreign exchange it requires. This requirement to make specific application for foreign exchange is no different from the situation which existed before the implementation of the new policy.

On February 20, 2019 the RBZ issued a further monetary policy statement, which allows inter-bank trading between currency held in the RTGS system and the FCA system. In terms of this new policy, Gold producers will continue to receive 55% of their sales proceeds in FCA and the balance will be received in RTGS Dollars at the prevailing inter-bank rate. Blanket will use the RTGS component of its revenues to settle its local liabilities (wages, taxation, electricity and local procurement); the FCA component of its revenues will be used to fund offshore purchases.

It is hoped that this mechanism will address the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices.

Provided the RTGS to FCA exchange rate is efficient and Blanket continues to receive the amounts due promptly, in full and at an exchange rate which reflects economic fundamentals, management is optimistic the revised policy may create a more stable environment. Investors should recognize that Blanket’s ability to implement its investment plan and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalise cash from Zimbabwe.

The policy statement also resulted in the termination of the Export Credit Incentive (“ECI”) programme.

Our operations are subject to various government approvals, permits, licenses and legal regulation for which no assurance can be provided that such approvals, permits or licenses will be obtained or if obtained will not be revoked or suspended.

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

We face risks related to mining, exploration and mine construction,, on potential properties.

Our level of profitability, if any, in future years will depend on whether the Blanket Mine produces at forecasted rates and whether any exploration stage properties can be brought into production. The mining, exploration and development of mineral deposits involves significant risks. It is impossible to ensure that any current and future exploration programs will establish reserves. Whether a mineral ore body will be commercially viable depends on a number of factors, and the exact effect of these factors cannot be accurately predicted. The exploration, development and production activities are subject to political, economic and other risks, including:

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

- inflation of costs that is not compensated for by a currency devaluation;

- requirement that a foreign subsidiary or operating unit have a domestic joint venture partner, which, possibly, the foreign company must subsidize;

- restrictions on the ability of local operating companies to hold foreign currencies in offshore and/or local bank accounts;

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

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 announced a relaxation in the indigenisation policy which, amongst other things, includes the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018. In light of the changed legislation, the Company intends to evaluate the potential to buy back shareholdings in Blanket that are currently held by certain indigenous partners other than the employee and community shareholders. At this stage there is no certainty that agreement will be reached on transactions in respect of any shareholding. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.667 million to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.467 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction, Caledonia will have a 64% shareholding in Blanket and Fremiro will hold approximately 6.4% of Caledonia’s diluted equity. The transaction remains subject to, amongst other things, approvals from various Zimbabwean regulatory authorities including the RBZ and Zimbabwe Revenue Authority. Caledonia has indicated to the Government of Zimbabwe a desire to engage in discussions to purchase the shareholding in Blanket that is currently held by the National Indigenisation and Economic Empowerment Fund (“NIEEF”). There is no certainty that agreement will be reached on a transaction in respect of NIEEF’s shareholding.

We currently do not depend on our ability to successfully access the capital and financial markets. However, should our financial position change any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue investments that we may rely on for future growth.

Depending on our ability to generate income from our operations, we may require further financing for current and future exploration and development. Should our projections for fiscal years 2019 through to 2021 prove incorrect, in order to finance our working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

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

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where we operate, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price. Our shares are listed in the U.S. on the NYSE American, in Canada on the Toronto Stock Exchange (“TSX”) and depositary interests representing our shares are admitted to trading on AIM of the London Stock Exchange (“AIM”) (the use of the term “share” in this Annual Report also, where the context requires, extends to a depositary interest representing a share).

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

  actual or expected fluctuations in our operating results;
  actual or expected changes in our growth rates or our competitors’ growth rates;
  changes in the market price of gold;
  changes in the demand for gold;
  high extraction costs;
  accidents;
  changes in market valuations of similar companies;
  additions to or departures of our key personnel;
  actual or anticipated fluctuations in our quarterly operating results or those of our competitors;
  publication of research reports by securities analysts about us or our competitors in the industry;
  our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
  fluctuations of exchange rates between the USD, GBP, CAD and ZAR;
  changes or proposed changes in laws and regulations affecting the gold mining industry;
  changes in trading volume of our shares on the NYSE American, TSX or AIM;
  sales or perceived potential sales of our shares by us, our directors, senior management or our shareholders in the future;
  short selling or other market manipulation activities;
  announcement or expectation of additional financing efforts;
  terrorist acts, acts of war or periods of widespread civil unrest;
  natural disasters and other calamities;
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

There are differences in IG 7 and Canadian reporting of mineral reserves and mineral resources.

From time to time, we also report mineral resources in accordance with the Canadian requirements set forth in Canadian National Instrument 43-101 which are not directly comparable to IG 7 mineral reporting and disclosure requirements. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and sometimes used by the Company pursuant to Canadian National Instrument 43-101; however, these terms are not defined terms under IG 7 and historically have not been permitted to be used in reports and registration statements filed in accordance with IG 7. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.

Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, IG 7 has historically only permitted issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in some of our reports may not be comparable to information made public in accordance with IG 7.

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

Accordingly, information contained in some of the reports containing descriptions of the Company's mineral deposits may not be comparable to similar information made public in accordance with IG 7.

U.S. investors may not be able to enforce their civil liabilities against us or our directors and officers.

It may be difficult to bring and enforce suits against us, because we were amalgamated and exist under the laws of Jersey, Channel Islands and are situated in Jersey, Channel Islands and do not have assets located in the United States.

All of our assets are located outside the United States and most of our directors and all of our officers are residents of countries other than the United States. As a result, it may be difficult for investors to effect service of process on us or these non-United States resident persons within the United States or to rely in the United States upon judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws against us or our officers and non-United States resident directors.  In addition, our U.S. shareholders should not assume that the courts of Jersey, Channel Islands (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

The Company re-domiciled from Canada to Jersey using a legal process called “Continuance” on March 19, 2016. The Company operates under the Companies (Jersey) Law 1991, as amended, (the “Companies Law”). The Continuance had no effect on the Company’s listing on the TSX or on the trading facilities on AIM in London or on the OTCQX in the United States of America.

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

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 announced a relaxation in the indigenisation policy which, amongst other things, includes the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018. In light of the changed legislation, the Company intends to evaluate the potential to buy back shareholdings in Blanket that are currently held by certain indigenous partners other than the employee and community shareholders. At this stage there is no certainty that agreement will be reached on transactions in respect of any shareholding. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.667 million to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.467 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction, Caledonia will have a 64% shareholding in Blanket and Fremiro will hold approximately 6.4% of Caledonia’s diluted equity. The transaction remains subject to, amongst other things, approvals from various Zimbabwean regulatory authorities. The transaction remains subject to, amongst other things, approvals from various Zimbabwean regulatory authorities including the RBZ and the Zimbabwe Revenue Authority. Caledonia has indicated to the Government of Zimbabwe a desire to engage in discussions to purchase the shareholding in Blanket that is currently held by NIEEF. There is no certainty that agreement will be reached on a transaction in respect of NIEEF’s shareholding.

Capital Investment

Caledonia’s activities are focused on Blanket Mine in Zimbabwe. The Company’s business during the past three completed fiscal years has been focused primarily on increasing production to 80,000 oz. of gold through its investment plan. The main capital development project is the Central Shaft, which was originally intended to be sunk in one single phase from surface to 1,080 metres. Continued exploration has improved the understanding of the ore bodies and has resulted in progressive increases in resources below 750 metres. Accordingly, in November 2017, the Company announced that it intends to continue to sink the Central Shaft by two further production levels to a depth of 1,330 meters. Progress on sinking the shaft since late 2017 has been adversely affected by the increased frequency of power trips due to the unstable incoming supply from the grid. Due to these delays the vertical shaft sinking will be reduced by one level and the shaft will be sunk to a depth of 1,204 metres. The fourth level is intended to be added via a decline construction which will start in due course. The decline should give earlier access to the ore bodies at this level than the originally planned vertical shaft extension. The decline will put the mine in a good position to go deeper in future if needed without affecting the hoisting at the then operational Central Shaft. The Central Shaft is currently at a depth of 1,148 metres. The sinking of the Central Shaft is expected to be completed in the middle of 2019 and expected to be commissioned by mid 2020. Power outages resulted in less development being achieved than initially planned, which will result is a slower production ramp-up to the projetyed 80,000 oz.. Production is now expected to be approximately 75,000 oz. in 2021 increasing to approximately 80,000 ounces in 2022. Progress on the Central Shaft further depends on the continued availability of sufficient foreign exchange.

Total cash capital expenditure decreased to $20,192,000 (2017: $21,639,000; 2016: $19,885,000). Significant projects on which capital expenditures were incurred in 2018 included:

  Central Shaft;
  Decline AR South (795-870 metres);
  AR Main ramp;
  Deep drilling; and
  Sustaining capital expenditure.

Capital projects and expenditures are further analysed under Item 4. B Mining Operations and note 17 of the Consolidated Financial Statements.

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

Eersteling Gold Mining Company Limited

Eersteling Gold Mining Company Limited (“Eersteling”) is owned by the Company through its ownership of 100% of the equity shares. It has been under care and maintenance since 1997.

On July 12, 2016 the Group entered into a share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares of Eersteling. It was agreed that the purchase price be settled through a non-refundable deposit of ZAR5 million and a once off payment of $3 million. By December 31, 2017 ZAR2 million of the non-refundable deposit was received but the agreement had expired as no further payment had been received. The non-refundable deposit was accounted for as Other income in the Consolidated Financial Statements.

On May 31, 2018 the Group entered into an agreement with SH Minerals to sell two Eersteling rock dumps. The two rock dumps were sold for cash consideration of ZAR1 million ($79,000) and ZAR2 million ($138,000) each, which was received in full as at December 31, 2018 and accounted for as Other income, refer note 10 of the Consolidated Financial Statements.

Also on May 31, 2018 the Group entered into a new agreement to amend the initial share sale agreement. The amended share sale agreement allowed for a purchase price of $3 million settled through three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. The share sale agreement was suspended, subject to the conclusion of the rock dump sale and for SH Minerals to obtain funding for the purchase price for the sale. In February 2019 an amount of ZAR13 million ($1 million) was received as payment towards the purchase price. The payment received in February 2019 effectively transferred the registered and beneficial ownership of Eersteling to SH Minerals and the Group relinquished control.

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (http://www.caledoniamining.com).

B.	Business Overview

Description of Our Business

Caledonia’s primary focus is the operation of a gold mine and the exploration and development of mineral properties for precious metals. Caledonia’s activities are focused on Blanket Mine in Zimbabwe. The Company’s business during the past three completed fiscal years has been focused primarily on increasing production to 80,000 oz. of gold by 2022 through its investment Plan.

Total gold production at Blanket Mine for 2018 was 54,511 oz. (2017: 56,133 oz.; 2016: 50,351 oz.). In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Gold producers compete globally on the basis of their operating and capital costs. Certain gold producers benefit from their ability to produce other minerals in commercial quantities as by-products. Caledonia derives approximately 0.1% of its revenues from silver, which is insignificant. 100% of Blanket’s revenues over the last three years was derived from its operations in Zimbabwe.

Blanket Mine’s available reserves are disclosed under Item 4.D Mineral Reserve Calculations.

Mining Operations

On November 3, 2014 Caledonia announced the investment plan and production projections for the Blanket Mine. The objectives of the investment plan are to improve the underground infrastructure and logistics to allow an efficient and sustainable production build-up.

Continued exploration over the last three years has improved the understanding of the ore bodies below 22 level and has resulted in a further increase in resources below 750 meters. Progress on implementing the Central Shaft has been adversely affected by an increase in the incidence of power interruptions due to the instability of the incoming grid power. Due to these delays and to ensure that the completion of the shaft does not delay the planned production build-up, the vertical shaft sinking will terminate at 1,204 metres and will add three new production levels below 750 metres. A fourth production level is intended to be added via a decline construction in due course. The decline is expected to allow production from below 34 Level to commence in mid-2024, which is the same as if the shaft had been extended to 38 Level. Further progress on the Central Shaft depends on the continued availability of sufficient foreign exchange. The investment plan provides for a proposed investment of approximately US$ 21.6 million in 2019 and US$ 21 million in the period 2020 to 2021.

Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 237 claims covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration.

Blanket’s main exploration efforts on the satellite properties were focused on the GG and the Mascot exploration prospects which, based on past production records, were believed to have the greatest potential.

Pilot plant – Satellite properties

A pilot plant was constructed and commissioned during 2017 to establish the potential recovery of refractory ore from the GG satellite property using conventional Gravity and CIL processes. A total of 6,706 tons of GG ore has been processed at an average feed grade of 3.3g/t resulting in a recovery of 53.3%. Results show that at the current recovery rate and at the prevailing gold price, gold can be extracted profitably.

Management is considering the further methods to ascertain whether recoveries can be improved.

Metallurgical Process

Metallurgical plant – Blanket Mine

Recoveries continue to be adversely affected by the low feed grade and the failure of the oxygen plant which is now beyond repair. As a temporary measure liquid oxygen is used but this comes at an increased cost. Lower oxygen concentrations also resulted in increased cyanide consumption, which in addition to increased lime consumption (due to a temporary deterioration in the quality of product supplied), contributed to increased consumable costs at the metallurgical plant. A purchase agreement has been signed for an oxygen plant which is expected to be commissioned in mid-2019, subject to the availability of the necessary foreign exchange to fund the final purchase installment.

Average plant recovery was 92.3% for fiscal year 2018, compared to 93.4% in 2017 (2016: 93%).

Safety, Health and Environment

The following safety statistics have been recorded for fiscal year 2018 and the preceding two years.

Classification	2016	2017	2018
Fatal	-	2	2
Lost time injury	6	6	5
Restricted work activity	20	21	16
First aid	8	11	9
Medical aid	9	30	13
Occupational illness	-	1	-
Total	43	71	45
Incidents	42	41	33
Near misses	22	21	11
Disability Injury Frequency Rate	0.300	0.320	0.270
Total Injury Frequency Rate	2.198	2.94	1.71
Man-hours worked (thousands)	3,975	4,874	5,254

Regrettably, there were fatal mining-related accidents at Blanket Mine on February 23, and July 12, 2018. The directors and management of Caledonia and Blanket express their sincere condolences to the families and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department (the “Inspectorate”) in its enquiries into these incidents.

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

Payments to the Community and the Zimbabwe Government ($’000’s)
	Community and Social Investment	Payments to Zimbabwe Government	Total
Year 2016	12	10,637	10,649
Year 2017	5	11,988	11,993
Year 2018	4	10,140	10,144

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

Investors should recognize that Blanket’s ability to implement its investment programme and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalise cash from Zimbabwe.

C.	Organizational Structure

The Company has the following organizational structure as at March 28, 2019:

D.	Property, Plant and Equipment

(a)	Zimbabwe:

The Company indirectly owns 49% of the shares of Blanket Mine. It is a fully equipped mine with all of the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the mine.

For a detailed breakdown of the property, plant and equipment and encumbrances thereon refer to note 17 of the Consolidated Financial Statements. The property, plant and equipment of the Group is predominantly held in Zimbabwe and the continued implementation of the investment plan is expected to increase the property, plant and equipment of the Group. The investment plan is expected to be funded with existing cash, a term loan, an overdraft facility and cash generated from operating activities. The investment plan is expected to be completed in 2021.

(b)	South Africa:

Refer to item 4 A History and Development of the company concerning the sale of Eersteling.

Mining Geology and Exploration Activities

Geology and Mineral Deposit

Zimbabwe’s known gold mineralisation occurs in host rocks of the Zimbabwe Craton, which is made up of Archaean rocks. The geology of the Craton is characterised by deformed and metamorphosed rocks which include high-grade metamorphic rocks, gneisses, older granitoids, greenstone belts, intrusive complexes, younger granites and the Great Dyke. The Chingezi gneiss, Mashaba tonalite and Shabani gneiss form part of a variety of tonalities and gneisses of varying ages. Three major sequences of slightly younger gold-bearing greenstone belt supracrustal rocks exist:

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

Local Property Geology

The local geology consists of the Felsic Unit made up of, largely, quartz and quartz-sericite schists overlain by the Mafic Unit. The lower zone of the Mafic Unit comprises ultramafics and banded iron formations which host the orebodies of the Vubachikwe mine, that is located nearby Blanket. The upper zone of the Mafic Unit is made up of massive to pillowed basaltic lavas with intercalations of interflow sediments now showing as cherty argillites (locally commonly referred to as Black Markers) and this hosts the Blanket complex orebodies. The Blanket orebodies are in an orogenic setting with hydrothermal mineralization hosted in selected shears of country basaltic metavolcanics. This package is intruded by a younger and seemingly barren olivine-gabbro sheet. The sequence is capped by an Intermediate Unit comprising andesitic lavas with amphibole feldspar schists.

The Blanket complex orebodies together with those of the Vubachikwe complex comprise the north-western Mining Camp, also called the Sabiwa group of mines. Blanket Mine complex is a cluster of deposits that extend from Jethro in the south, through Blanket, Feudal, AR South, AR Main, Sheet, Eroica and Lima to the north.

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

The mine’s exploration title holdings are in the form of registered mining claims (237 in total) in the Gwanda Greenstone Belt. These claims include a small number under option and cover an area of approximately 2,500 ha.

The blocks of claims were pegged as follows:

•	227 are registered as precious metal (gold) blocks covering 1810 ha.; and
•	10 claims were pegged and are registered as base metal (Cu, Ni, As) blocks, covering an area of 721 ha.

Exploration and evaluation activities on Blanket Mine are targeting the depth extensions of all the known Blanket Mine ore bodies, viz. Blanket 1 Ore Body, Blanket 2 Ore Body, Blanket 4 Ore Body, Blanket Quartz Reef, AR Main, AR South, Eroica and Lima sections.

18,651 metres were drilled in the year compared to 24,930 in 2017 and 22,172 metres in 2016. Drilling during 2018 was targeted at Blanket section, AR South (North-South and East-West Limbs) and Eroica between 22 (750 metres) and 34 (1,110 metres) levels.

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

Blanket Mine’s mineral reserve estimates are set out in the table below.

Mineral Reserve Classification	Stope Grade	Stope Tonnes	Gold Content
	g/t	kt	kg	ounces
Proven	3.33	1,213	4,043	130,001
Probable	3.40	3,591	12,215	392,722
Total	3.38	4,804	16,259	522,723

Notes:

1.       Tonnages refer to tonnes delivered to the metallurgical plant.

2.       All figures are in metric tonnes.

3.       Pay limit Blanket Mine 2.10 g/t.

4.       Pay Limit calculated: USD/oz. = 1,240; Direct Cash Cost (C1) = USD71 /t milled.

5.       Tonnage and grade have been rounded and this may result in minor adding discrepancies.

The mineral reserves information is from Blanket’s current life-of-mine plan, using an internal reserve update as at July 31, 2018. Refer to our technical report dated February 13, 2018 entitled “National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018), a copy of which was filed by the Company on SEDAR on March 2, 2018 for all other key assumptions, parameters, and methods used to estimate the mineral reserves and risks that could materially affect the potential development of the mineral reserves.

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

Access to the Property, Power and Water Supply

Access to the Blanket Mine is by an all-weather single lane tarred road from Gwanda. Gwanda is linked by national highways to Bulawayo, Harare and the Beitbridge Border post. Earlier, Zimbabwe had good road infrastructure. However, lack of investment over the past ten to fifteen years resulted in its deterioration; substantial investment is required country-wide. The railway line connecting the Zimbabwean national network to South Africa passes through Gwanda. An airstrip for light aircraft is located 5 km to the northwest of the town. Blanket power is supplier primarily from ZESA. Blanket also has a combined 16MW of installed stand-by diesel generating capacity which is sufficient to allow all mining and processing activities and shaft-sinking work at the central shaft to continue if there are any interruptions to the ZESA supply. During 2017 Blanket installed a fixed overhead line and a ring feed connection to allow for an additional electricity feed from ZESA. The dual lines are expected to reduce possibility of power outages from both electricity supply lines at the same time and therefore reduce power disruptions at Blanket. Water to the mine and its township is supplied through the Mtshabezi river, on-mine boreholes and the Gwanda municipality.

Blanket Claims

The Blanket Mine's exploration interests in Zimbabwe include operating claims (i.e. on-mine), non-operating claims and a portfolio of brownfields exploration projects ("Satellite Prospects"). The Blanket Mine operates under a Special Licence (No. 5030) which was issued under the Mines and Minerals Act of 1961 (Chapter 21:05). The mine’s claims are protected under this Act.

Blanket Mine covers a contiguous block of operating claims of Jethro, Blanket, Feudal, Harvard, Mbudzane Rock, Oqueil, Sabiwa, Sheet, Eroica and Lima, comprising a total area of approximately 2,800 ha. This contiguous block represents the area of a current Mining Lease application. Prior Ownership and Ownership Changes – Blanket Mine.

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

  revenue, which is influenced by:
    the price of gold, which fluctuates in terms of the realised USD gold price obtained; and
    our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operation;
  our cost of producing gold; and
  other significant matters affecting profitability.

Revenue

Revenue decreased to $68,399,000 in fiscal year 2018 from $69,762,000 in fiscal year 2017 (2016: $61,992,000) due to a decrease in the sale of the gold produced to 54,511 oz. (2017: 56,133 oz.; 2016: 50,351 oz.). The decrease was slightly offset by an increase in the average realised gold price received of $1,245 per oz. (2017: $1,243 per oz.; 2016; $1,232 per oz.).

Gold price

Average realized gold price per ounce is a non-IFRS measures which managements believes assist the stakeholders in understanding the average price obtained for an ounce of gold.

Our revenues are derived from the sale of gold produced by the Blanket Mine. As a result our revenues are directly influenced by the average realized gold price obtained from the sale of gold. The gold prices obtained may fluctuate widely and are influenced by factors beyond the control of the Company. The table below indicates the average realized gold price per ounce obtained for the 2018, 2017 and 2016 fiscal years.

$’000	2016	2017	2018
Revenue (IFRS)	61,992	69,762	68,399
Revenue from silver sales	(62)	(74)	(61)
Revenue from gold sales	61,930	69,688	68,338
Gold ounces sold	50,269	56,059	54,899
Average realized gold price per ounce	1,232	1,243	1,245

Gold produced

Tonnes milled, average grades, recoveries and gold produced are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz.)
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,518
Quarter 3	2017	136,064	3.52	93.6	14,396
Quarter 4	2017	150,755	3.62	93.6	16,425
Year	2017	547,207	3.41	93.4	56,133
Quarter 1	2018	123,628	3.48	93.4	12,924
Quarter 2	2018	132,585	3.19	92.8	12,657
Quarter 3	2018	151,160	3.12	92.6	13,978
Quarter 4	2018	153,540	3.27	92.8	14,952
Year	2018	560,913	3.26	92.9	54,511

Tonnes milled in the year were 2.5% higher than the previous year. The improvement in tonnes milled reflects the measures taken to address problems that had occurred in previous quarters and includes the introduction of long-hole stoping on safety grounds which tends to increase the tonnes mined per metre drilled, although with a potential adverse effect on the realised grade due to mining dilution. Grade in the year was 4.7% lower than in 2017. Grade was adversely affected by excessive dilution at Blanket due to the introduction of long-hole stoping in the narrower reef width areas due to safety considerations. The use of long-hole stoping, in addition to being safer than sublevel benching, has the potential to be more efficient if drilling is accurate enough to avoid overbreak and consequent grade dilution. Management continue to take corrective measures to improve the accuracy of drilling which include the improved training of drill operators, intensified geological control, reviewing blasting techniques and technology and reducing the sublevel vertical spacing from 15 meters to 10 meters. These measures appear to have had some effect: by February 2019 the achieved grade has improved towards target and this improvement has continued into March.

Production cost

Production costs include salaries and wages, on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production costs for 2018, 2017 and 2016 are summarised below.

$ ‘000	2016	2017	2018
Salaries and wages	12,206	13,440	13,160
Cash-settled share-based payments (note 26.2)	—	311	43
Consumable materials	8,853	9,916	12,143
Electricity costs	7,438	8,701	9,313
Site restoration	32	58	84
Pre-feasibility exploration cost	408	410	411
Safety	221	323	592
On mine administration	2,898	3,004	3,616
Other production cost	30	17	—
	32,086	36,180	39,315

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

iii.	All-in cost per ounce, which shows AISC per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

($’000’s unless otherwise indicated)
	2016	2017	2018
Production cost (IFRS)	32,086	36,180	39,315
Less exploration and site restoration costs	(661)	(933)	(1,003)
Cash-settled share-based payment expense - allocated to production cost	—	(311)	(43)
Other cost	535	563	(395)
On-mine production cost	31,960	35,499	37,874

Gold sales (oz.)	50,269	56,059	54,899
On-mine cost per ounce ($/oz.)	636	633	690

Royalty	2,923	3,498	3,426
ECI	(1,104)	(2,446)	(6,482)
Exploration, remediation and permitting cost	311	316	305
Sustaining capital development	3,792	3,509	2,154
Administrative expenses	7,263	5,911	6,465
Less Zambian expenses	(17)	—	—
Silver by-product credit	(62)	(74)	(61)
Cash-settled share-based payment expense	788	976	315
Cash-settled share-based payments expense - allocated to production cost	—	311	43
All in sustaining cost	45,854	47,500	44,039

Gold sales (oz.)	50,269	56,059	54,899
AISC per ounce ($/oz.)	912	847	802

Permitting and exploration expenses	182	183	132
Non-sustaining capital expenses	15,367	17,441	17,760
Total all in cost	61,402	65,124	61,719

Gold sales (oz.)	50,269	56,059	54,899
All in cost per ounce ($/oz.)	1,221	1,162	1,124

Per-ounce costs are calculated on the basis of sales adjusted for sales work-in-progress, so that an accurate value can be ascribed to the royalty. On-mine cost comprises labour, electricity, consumables and other costs such as security and insurance. A lower grade has an adverse effect on on-mine cost per ounce because on-mine costs are generally related to tonnes of production – if each tonne mined and processed contains less gold, a lower grade will result in a higher cost per ounce even if costs remain unchanged. Variable consumable costs for 2018 were higher than 2017 due to increased costs for cyanide, explosives and grinding media; the consumption rate for cyanide was also higher due to the lack of oxygen in the CIL process pending the installation of the new oxygen plant in 2019.

AISC per ounce comprises on-mine costs and also includes royalty payments, the export incentive, group administrative costs, sustaining capital investment, share based payment expenses and by-product expenses.

The AISC reduced by 5.5% from $847 per ounce to $802 per ounce mostly due to an increased in the ECI from 2.5% to 10% with effect from February 1, 2018.

Investment in expansion projects in the year was $17,8 million compared to $17,4 million in 2017 and $15,4 million in 2016, due to the continued high levels of investment in terms of the investment plan, as discussed under “Capital Investment”.

Other significant matters affecting profitability

Administrative expenses

Administrative expenses increased by 8% from the previous year, due to the increased cost relating to Caledonia’s general corporate affairs including regulatory and tax compliance in all relevant jurisdictions. Administrative expenses are further analysed in note 13 of the Consolidated Financial Statements.

Export Incentive Credit

In May, 2016 the RBZ announced the ECI on the gold proceeds received for all large scale gold mine producers. On January 1, 2018 the ECI decreased from 3.5% to 2.5% and on February 1, 2018, increased to 10%. All incentives granted by the Zimbabwean government were included in other income when determined receivable. All receipts were received in Blanket Mine’s RTGS account. The ECI is included as part of “Other income and expenses” in the Statements of Profit or Loss and Other Comprehensive Income (refer to note 10 of the Consolidated Financial Statements). On February 20, 2019 the RBZ announced the cancellation of the ECI.

Eersteling rock dump sale

On May 31, 2018 the Group entered into an agreement with SH Minerals to sell two Eersteling rock dumps. The two rock dumps were sold for ZAR1 million ($79,000) and ZAR2 million ($138,000) each and were fully received as at December 31, 2018.

Provident fund pay-out

The Greenstone provident fund was established with the aim to provide pension benefits to employees of mines previously owned by Caledonia Mining South Africa Proprietary Limited. A surplus remained in the fund after all members were retrenched or terminated in 1997 when the mines were closed. The Financial Services Board in South Africa appointed a tribunal that liquidated the fund and concluded that the surplus of ZAR 4,8 million ($363,000) that remained in the fund should be paid out to the former employer. On October 15, 2018 the surplus was paid out to Caledonia Mining South Africa Proprietary Limited.

Margin call on gold hedge

On August 17, 2018 the Company entered into a hedge in respect of 8,000 ounces of gold that expired before December 31, 2018. The hedge protected the Company if the gold price fell below $1,150 per ounce and gave Caledonia full participation if the gold price exceeded $1,195 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The derivative contract resulted in a loss of $360,000 that was included in profit or loss. The Company settled the contract with the margin call deposited at the inception of the hedge transaction. Blanket continued to sell all of its gold production to Fidelity, as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25%.

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

During 2016 and 2017, certain key management members were granted Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) pursuant to the provisions of the OEICP. All RSUs and PSUs were granted and approved by the Compensation Committee or the Board of Directors.

RSUs vest three years after grant date provided that the service condition of the relevant employees are fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the plan, on date of settlement.

PSUs have a service condition and a performance period of three years. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSUs that vest is the PSUs granted multiplied by a performance multiplier, which reflects the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends are reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSUs have rights to dividends only after they have vested.

RSUs and PSUs were originally granted to be settled in cash. On May 8, 2018 the Board approved amendments to the awards to allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both at the discretion of the holder.

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there was an 85% probability that the performance conditions would be met and therefore an 85% (2017: 94%; 2016: 100%) average performance multiplier was used in calculating the estimated liability. The liability as at December 31, 2018 amounted to $2,043,000 (December 31, 2017: $1,782,000). Included in the liability as at December 31, 2018 is an amount of $43,000 (December 31, 2017: $311.000; December 31, 2016: Nil) that was expensed and classified as production costs.

On January 11, 2019, 224,667 PSUs and 69,307 RSUs fully vested. The vested amounts were settled by the issue of 93,664 shares in the Company and $885,000 in cash.

Pursuant to the provisions of the 2015 OEICP a further 95,740 PSUs were granted on January 11, 2019 to certain key management personnel. The PSUs were granted with a service condition and a performance period of three years. The performance condition will be a function of gold production for the quarter ending December 31, 2021. The number of PSUs that will vest will be the PSUs granted multiplied by a performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations agreed as soon as possible following the date of grant.

An example contract of the PSUs granted on January 11, 2019 is disclosed in Exhibit 4.6

Caledonia Mining South Africa employee incentive scheme

During July 2017 and August 2018, Caledonia Mining South Africa Proprietary Limited granted 37,330 and 5,918 cash settled share awards respectively to certain of its employees that entitle them to a cash pay-out based on the Company’s AIM depositary interest price on November 30 of each year over a 3 year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £4.39 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $47,000 (December 31, 2017: $44,000) and the expense amounted to $97,000 (December 31, 2017: $123,000; December 31, 2016: Nil) for the year ended December 31, 2018.

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

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s unless otherwise indicated)
	2016	2017	2018
Profit attributable to owners of the Company (IFRS)	8,526	9,384	10,766

Add back/(deduct):
IAS 19 adjustment	80	100	90
Deferred tax	4,611	3,696	3,662
Sale of Blanket Mine treasury bills	(3,202)	—	—
Other income	(226)	—	—
Foreign exchange (gain)/loss	505	380	(223)
Zambian expenses	17	—	—
Equity-settled share-based expense	—	806	14
Provident fund surplus	—	—	(363)
Adjusted profit	10,311	14,366	13,946

Weighted average shares in issue (m)	10.457	10.608	10,604
Adjusted EPS (cents)	98.6	135.4	131.5

B.	Liquidity and Capital Resources

Cash and cash equivalents

$’000	2016	2017	2018
Bank balances	14,335	13,067	11,187
Cash and cash equivalents in the statements of financial position	14,335	13,067	11,187
Bank overdraft used for cash management purposes	—	(311)	—
Cash and cash equivalents in the statements of cash flows	14,335	12,756	11,187

Blanket Mine arranged an unsecured bank overdraft facility of $4,000,000 (2017: $311,000; 2016; Nil). The facility remained unutilised at December 31, 2018. The overdraft facility bears interest at 6.5% per annum, 4.65% above the base rate. The facility is repayable on demand. As at year end, Caledonia’s cash was held in the following jurisdictions:

$’000	2016	2017	2018
Jersey, Channel Islands	2,844	4,470	1,954
United Kingdom	2,038	369	1,311
South Africa	690	1,619	2,931
Canada	150	—	—
Zimbabwe (net of overdraft)	8,613	6,298	4,991
Total	14,335	12,756	11,187

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements. As of December 31, 2018, Caledonia had a working capital surplus of $15,970,000 (2017: $12,311,000; 2016: $15,960,000). As of December 31, 2018, Caledonia had potential liabilities for rehabilitation work on Blanket and Eersteling – if and when those mines permanently close – at an estimated present value cost of $3,309,000 (2017: $3,797,000; 2016: $3,456,000). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration activities.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, complete the investment plan and accommodate any asset retirement obligation. Refer to note 30 of the Consolidated Financial Statements for information on the type of financial instruments used and the maturity profiles thereof. Management believes that the current working capital and future production cash proceeds will be sufficient to meet its capital requirements.

It is intended that all of the capital investment which will be required to fund the planned growth and development at Blanket Mine over the next 3 years will be funded by Blanket Mine’s internal cash flows and debt facilities.

Blanket foreign exchange approval requirements

Approval from the RBZ is required for the remittance of dividends declared from Zimbabwe, for the repayment of loans and advances from Blanket Mine to Caledonia and for the repayment of capital and consumables purchased from Caledonia Mining South Africa Proprietary Limited. During 2018 Caledonia obtained the necessary approvals from the RBZ to obtain foreign currency to conduct normal business operations.

C.	Research and development, patents and licences, etc

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D.	Trend Information

Production Guidance

On October 11, 2018 the Company reduced and narrowed the range of 2018 production guidance from 55,000 to 59,000 oz. to a range of between 54,000 and 56,000 oz. Production for the year was 54,511oz., which is within the guidance range. Production guidance for 2019 is between 53,000 and 56,000oz.

Cost Guidance

The estimated on-mine cost for 2018 was in the range of $650 to $685 per ounce and the estimated AISC for 2018 was reduced from the range of $845 to $890 per ounce to a range of $750 to $795 per ounce following the increased value of the ECI which increased from 2.5% of revenues to 10% of revenues from February 1, 2018. The actual on-mine cost per ounce for the year was $690 and actual AISC per ounce for the year was $802 – both marginally higher than guidance. The main reason for the cost overrun against guidance was the lower grade. As discussed in “Production Cost” on a cost per tonne basis, costs remain well controlled.

On-mine cost guidance for 2019 is in the range of $735 to $817 per ounce; guidance for AISC is $933 to $1,022 per ounce. The guidance for on-mine cost per ounce is 13 to 20% higher than on-mine cost per ounce in 2018 because in 2019 it is anticipated that Blanket’s employees will qualify for a production bonus (on the assumption that they achieve target), whereas in 2018 no production bonus was payable. On mine costs are also expected to be higher in 2019 due to the increased cost of cyanide, grinding media and drill steels and the increased cost of the expanded fleet of trackless equipment which is used in the declines.

The guidance for AISC per ounce in 2019 is higher than AISC per ounce in 2018 – the increase is largely due to the projected increase in on-mine costs and the removal of the ECI.

Earnings Guidance

Guidance for adjusted earnings per share for 2018 was in the range of 140c to 150c per share. Actual adjusted earnings per share for 2018 was 131.5 cents – 6% below guidance. The shortfall against guidance was due to higher than expected operating costs which was largely due to the lower than anticipated grade and a smaller deferred tax charge (which is the main adjusting factor between earnings per share calculated on an IFRS basis and adjusted earnings per share).

Guidance for adjusted earnings per share for 2019 is 86 to 117 cents assuming a gold price of $1,300 per ounce and assuming the production and cost targets set out above are achieved.

The foregoing expected results for 2019 are subject to risks and uncertainties and actual results may be lower. See “Cautionary Note Regarding Forward-Looking Statements”.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements apart from the facilitation loans of $30.99 million which are not reflected as loans receivable for IFRS purposes (refer to note 6 of the Consolidated Financial Statements).

F.	Tabular Disclosure of Contractual Obligations

As at December 31, 2018, the Company had the following contractual obligations:

$’000	Payments due by period
Falling due	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade and other payables	10,051	-	-	-
Term loan facility	-	5,960	-	-
Provisions	239	137	670	2,263
Capital expenditure commitments	3,981	-	-	-
Total	14,271	6,097	670	2,263

Capital expenditure commitments included payments for the following items:

  Oxygen plant - $1,6 million
  Steel infrastructure for the central shaft – $1,2 million
  Underground equipment - $465,020
  Underground loading station - $250,607

Except for capital expenditure commitments, the contractual obligations in the table above is based on the classification requirements under IFRS.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following is a list of our current directors and the Group’s officers as of March 28, 2019.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Company position(s) held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 28, 2019
Steven Curtis Chief Executive Officer & Director Johannesburg, South Africa	Previous VP Finance, and Director of the Company and Director of certain of its subsidiary companies.	Director since 2008 Chief Executive Officer since 2014	161,382
Leigh Wilson Non-Executive Director & Chairman Stuart, Florida, USA	Chairman of the Victory Portfolios Winston Maritime LLC Stella and Hack Wilson Family Foundation Martin Health Foundation	2012	52,000
John Kelly Non-Executive Director New Canaan, Connecticut	Independent Trustee, The Victory Funds (From February 2015). Non-Executive Member of CrossRoad LLC (From May 2009). Partner, McCarvill Capital Partners (September 2016 to September 2017). Managing Partner, Endgate Commodities LLC (August 2014 to January 2016). Adviser, Endgate Commodities LLC (January to April 2016). Chief Operating Officer, Liquidnet Holdings Inc. (2011-2014)	2012	29,493
Johan Holtzhausen Non-Executive Director Cape Town, South Africa	Business consultant and Independent Director of DRDGOLD Limited.	2013	19,000

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Company position(s) held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 28, 2019
Dana Roets Chief Operating Officer Johannesburg, South Africa	COO at Caledonia Mining Corporation Plc.	2013	Nil
Mark Learmonth Chief Financial Officer & Director Jersey, Channel Islands	Vice-President of the Company focused on financial reporting, investor and shareholder relations and corporate development. Former Vice-President Business Development of the Company	Chief Financial Officer since 2014 and Director since 2015 Vice-President, Business Development since 2008	149,775
John McGloin Non-Executive Director Bishops Stortford, United Kingdom	Previous Executive Chairman and Chief Executive Officer of Amara Mining Plc. Current non-executive director of Perseus Mining Limited	2016	Nil
Maurice Mason VP Corporate Development and Investor Relations London, England	Previous Director at Equity Research for Stifel Nicolaus Europe Ltd Research analyst, Peel Hunt LLP (2012-2015)	2016	7,000
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands	Solicitor of the Supreme Court of England and Wales. Partner at Walkers and advocate of the Royal Court of Jersey.	2017	Nil

No family relationships exist between any of the Directors or senior management.

A brief profile of each of the Directors and the officers is given below:

Steven Curtis, CA (SA) – Director and Chief Executive Officer

Mr. Curtis is a Chartered Accountant with over 34 years of experience and has held a number of senior financial positions in the manufacturing industry. Before joining Caledonia in April 2006, he was Director Finance and Supply Chain for Avery Dennison SA and, prior to this, Financial Director and then Managing Director of Jackstadt GmbH South African operation. Mr. Curtis is a member of the South African Institute of Chartered Accountants and graduated from the University of Cape Town.

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

The mutual fund complex is the largest client of Victory Capital Management high of Trustees of the mutual fund complex managed by Victory Capital Management, an independent investment management firm with total assets and advisement as of December 31, 2018 of $61.8 billion.

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

B.	Compensation

Summary Compensation Table

Name and principal position	Year	Salary	Long term incentive plan (2)	Annual incentive plans	All other compensation	Total compensation
(a)	(b)	(c)	(d)	(e)	(h)	(i)
Steven Curtis Chief Executive Officer	2018 2017 2016	450,000 428,637 428,637	80,562 363,948 214,282	- - -	45,000 48,000 42,867	575,562 840,585 685,786
Dana Roets Chief Operating Officer	2018 2017 2016	418,182 418,182 418,182	52,678 237,966 140,107	- - -	41,818 47,000 41,818	512,678 703,148 600,107
Mark Learmonth Chief Financial Officer	2018 2017 2016	410,000 410,000 410,000	43,267 229,218 122,410	- - -	41,000 44,000 41,000	494,267 683,218 573,410
Caxton Mangezi General Manager and Director and General Manager of Blanket Mine	2018 2017 2016	358,503 348,400 348,400	43,379 195,967 115,383	- - -	124,518 117,322 173,638	526,400 661,689 637,421
Maurice Mason VP Corporate Development and Investor Relations	2018 2017 2016	179,010 151,734 96,735	6,381 66,631 25,610	- - -	15,654 15,735 -	201,045 234,100 122,345
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance	2018 2017 2016	359,178 257,489 -	14,936 70,019 -	- - -	32,768 26,686 -	406,882 354,194 -

(1)	Bonuses paid to directors and key management (Refer to note 33 of the Consolidated Financial Statements)
(2)	OEICP awards (also referred to herein as Long term incentive plan or LTIPs) represents the non-cash expense amount as determined by the method described in note 26.2 of the Consolidated Financial Statements. None of the amounts presented have been paid to date and will vest on the dates mentioned in note 26.2 (a) of the Consolidated Financial Statements.

Non-Executive Director fees were paid in equal quarterly payments in arrears during 2018. From January 1, 2018 to December 31, 2018 the approved Non-executive Director fees amounted to $60,000 p.a. for Mr. J McGloin and $55,000 p.a. payable to all other Non-Executive Directors.

Long term incentive plan

The following key management members were granted RSUs and PSUs, pursuant to provisions of the OEICP. The outstanding RSUs and PSUs as at December 31, 2018 were as follows:

Key management member	Vesting date	RSUs	PSUs
Steve Curtis	January 11, 2019	28,755	100,645
Dana Roets	January 11, 2019	18,802	65,806
Mark Learmonth	January 11, 2019	6,267	21,935
	March 23, 2019	12,309	43,871
Caxton Mangezi	January 11,2019	15,483	54,193
Maurice Mason	August 6, 2019	5,680	20,470
Adam Chester	January 19, 2020	4,834	17,774
Total		92,130	324,694

For further detail on the RSUs and PSUs refer to note 26.2 (a) of the Consolidated Financial Statements.

Refer to Item 6E for a breakdown of director equity options outstanding, these equity options and their grant dates.

Caledonia does not have a pension, retirement or similar benefits scheme for Directors.

C.	Board Practices

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

Audit	Compensation	Governance	Nomination	Disclosure
J Holtzhausen	L Wilson	L Wilson	L Wilson	M Learmonth
J McGloin	J Kelly	J Kelly	J Holtzhausen	S Curtis
J Kelly	J Holtzhausen	J McGloin	J McGloin	J Holtzhausen
L Wilson
J Kelly
D Roets
Technical	Strategic Planning			M Mason
J Holtzhausen	L Wilson			A Chester
D Roets	J Kelly
J McGloin	S Curtis
S Curtis	M Learmonth
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

Benefits upon termination is disclosed in note 33 of the Consolidated Financial Statements and an example contract is disclosed in Exhibit 4.2.

D.	Employees

The average, approximate number of employees, their categories and geographic locations for each of the last 3 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location	2016	2017	2018
Total Employees
London, United Kingdom - Management and administration	1	1	1
Jersey, Channel Islands - Management and administration	2	3	3
South Africa - Management, administration and technical services	13	14	15
Zimbabwe - Mine operations.(i)	1,282	1,410	1,445
South Africa (Eersteling)	1	1	1
Total Employees at all Locations	1,299	1,429	1,465

(i) the number of employees in Zimbabwe varies slightly from month-to-month.

Management and Administration:
Employee Locations:	2016	2017	2018
London, United Kingdom - Management and administration	1	1	1
Jersey, Channel Islands - Management and administration	2	2	3
Zimbabwe - Mine operations.(i)	42	44	44
South Africa - Management, administration and technical services	13	12	14
South Africa (Eersteling)	1	—	—
Total Management and Administration	59	59	62

E.	Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management as at March 28, 2019 were as follows:

	Number of shares	Percentage share holding
L Wilson	52,000	0.48%
S Curtis	161,382	1.50%
M Learmonth	149,775	1.39%
J. Kelly	29,493	0.27%
D Roets	Nil	—
J Holtzhausen	19,000	0.18%
J McGloin	Nil	—
M Mason	7,000	0.07%
A Chester	Nil	—
Total	418,650	3.89%

All of the shares held above are voting shares and do not have any different voting or other rights than the other outstanding shares of the Company.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors, officers and senior management members individually.

(b)	Share purchase options outstanding as of March 28, 2019:

Name		Exercise Price CAD	Expiry Date	Number of Options
DSA Corporate Services	Advisor	4.00	October 7, 2020	5,000
J McGloin	Non-Executive Director	11.50	October 13, 2021	18,000
J Staiger	Advisor	8.10	May 30, 2022	5,000
P Chidley	Advisor	*9.30	August 25, 2024	5,000
P Durham	Advisor	*9.30	August 25, 2024	5,000
TOTAL				38,000

*The exercise price of CAD$9.30 per share was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate.

In terms of the OEICP, the expiry of the options that expire in a closed period will be extended by 10 days from the cessation of the closed period.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the best of Caledonia's knowledge, as at March 28, 2019, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

Beneficial owner name	Number of Shares Held	Percentage of Issued Shares
Allan Gray (through two of its funds)	2,070,348	19.26%
Sales promotion Services S.A./ Heinrich Auwärter	918,773	8.55%
TD Ameritrade	884,647	8.23%
UBS, New York	572,280	5.32%

All shareholders have the same voting rights as all other shareholders of Caledonia.

According to our share register on March 1, 2019 the shares of Caledonia (including those represented by depositary interests) were held in the following geographic locations:

Geographic Location	Number of Shares Held	Percentage of Issued Shares
United Kingdom	4,870,561	45.53%
USA	3,612,761	33.77%
Canada	2,181,155	20.40%
Other	32,340	0.30%
	10,696,817	100%

Caledonia is not aware of any arrangement which may at some subsequent date result in a change of control of Caledonia.

B.	Related Party Transactions

No related party transactions other than in the normal course of employment and share based compensation. Refer to note 33 of the Consolidated Financial Statements for transactions with Key management personnel.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the audited Consolidated Financial Statements which comprise the consolidated statements of financial position as at December 31, 2018 and December 31, 2017 and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2018, December 31, 2017 and December 31, 2016.

Reference is made to page 66 where the Consolidated Financial Statements are filed as part of this Annual Report on pages F1 – F65.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2018 nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the twelve-month period ended December 31, 2018, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

Dividend policy

Following the Share Consolidation on June 26, 2017, the Company announced an increased quarterly dividend of 6.875 US cents (from the previous 1.375 US cents per share). The quarterly dividend of 6.875 US cents per quarter (payable at the end of January, April, July and October) represents Caledonia’s current dividend policy which is expected to be maintained.

B.	Significant Changes

We have not experienced any significant changes since the date of the Consolidated Financial Statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING

A.	Offering and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s shares trade on the TSX under the trading symbol “CAL” and on the NYSE American under the trading symbol “CMCL”. The Company’s depositary interests in the shares are admitted to trading on AIM under the trading symbol “CMCL”.

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

The board may exercise all the Company’s powers to borrow money, to guarantee, to indemnify and to mortgage or charge all or any part of the Company’s undertaking, property and assets (present and future) and uncalled capital and, subject to the Companies Law to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

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

Place of Incorporation and Purpose

The Company was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies. It was registered in terms of the Canada Business Corporations Act. The company re-domiciled to Jersey, Channel Islands, effective March 19, 2016 through the Continuance process. The Continuance had no appreciable effect on the Company’s listing in Toronto, the admission of its depositary interests to trading on AIM in London or the trading facility on the OTCQX (from July 27, 2017 the OTCQX trading ceased and shares commenced trading on NYSE American) and the Company’s securities continued to be traded on these listing and trading platforms after the Continuance process was completed.

Neither the Company’s memorandum of association nor the Articles stipulate any particular objects or purposes of the Company and no objects or purposes are required to be stated by the Companies Law.

Articles of Association

At a special meeting of shareholders held on February 18, 2016, Caledonia’s shareholders voted in favor of a resolution to approve the Continuance. This resolution, inter alia, included provisions to replace Caledonia’s by-laws with new articles of association (the “Articles”). The Articles do not place any restrictions on the Company’s business.

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

No preference shares are currently issued and outstanding. Preference shares may be issued from time to time in one or more series composed of such number of shares with such preference, deferred or other special rights, privileges, restrictions and conditions as specified in the Articles or as fixed before such issuance by a resolution passed by the directors and confirmed and declared by shareholders by a special resolution. The preference shares shall be entitled to preference over shares in respect of the payment of dividends and shall have priority over other shares in the event of a distribution of residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The rights attaching to the shares or the preference shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of the relevant shareholders called for that purpose.

Meetings of Shareholders

The Articles require the Company to call an annual general meeting of shareholders within 13 months after holding the last preceding annual general meeting and permits the Company to call any other meeting of shareholders at any time. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 clear days and not more than 60 days prior to the date of any annual or other general meeting of shareholders. These materials must also be filed with Canadian securities regulatory authorities. The Articles provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 5% of the Company’s issued shares carrying the right to vote at the meeting is required to transact business at a general meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and other general meetings of shareholders.

Limitations on the Right to Own Securities

There are no limitations on the rights to own securities in the Company.

Limitations on Restructuring

There is no provision in the Articles that would have the effect of placing any limitations on any corporate restructuring in addition to what would otherwise be required by applicable law.

Disclosure of Share Ownership

The Articles permit the Company to give a disclosure notice to any person that the Company has reasonable cause to believe is/was interested in the Company’s shares within the preceding three years; such notice may require the person to inform the Company whether that person holds/has held an interest in the Company’s shares. The Articles also incorporate by reference certain of the disclosure guidance and transparency rules (“DTR”) published by the UK's Financial Conduct Authority. The DTR include, inter alia, a requirement that a shareholder must notify the Company of the percentage of its voting rights (held directly and indirectly) if the percentage of those voting rights reaches, exceeds or falls below 3% of the Company’s issued voting securities and each 1% threshold above 3%.

C.	Material Contracts

We enter into various contracts in the normal course of business. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.667 million to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.467 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction, Caledonia will have a 64% shareholding in Blanket and Fremiro will hold approximately 6.4% of Caledonia’s diluted equity. The transaction remains subject to, amongst other things, approvals from various Zimbabwean regulatory authorities including the RBZ and Zimbabwe Revenue Authority. Caledonia has indicated to the Government of Zimbabwe a desire to engage in discussions to purchase the shareholding in Blanket that is currently held by the National Indigenisation and Economic Empowerment Fund (“NIEEF”). There is no certainty that agreement will be reached on a transaction in respect of NIEEF’s shareholding.

As stated under Item 4 A Eersteling Gold Mining Company Limited, the Group entered into a share sale agreement with SH Minerals to sell the shares of Eersteling on July 12, 2016. The initial share sale agreement was amended on May 31, 2018 to allow for a purchase price of $3 million settled through three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. The share sale agreement was suspended, subject to the conclusion of the rock dump sale (refer note 10 of the Consolidated Financial Statements) and for SH Minerals to obtain funding for the purchase price for the sale. In February 2019 an amount of ZAR13 million ($1 million) was received as payment towards the purchase price. The payment received in February 2019 effectively transferred the registered and beneficial ownership of Eersteling to SH Minerals and the Group relinquished control.

The material contracts above are disclosed as Exhibit 4.5 and 4.7 under Item 19.

D.	Exchange Controls

There are no governmental laws, decrees or regulations existing in Jersey, Channel Islands, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities, nor does Jersey, Channel Islands have foreign exchange currency controls. Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa; Caledonia has obtained the necessary approvals from the RBZ and the Reserve Bank of South Africa to transfer foreign currency during 2018.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. expatriates or former long-term residents of the U.S are required to accelerate the recognition of any item of gross income with respect to shares as a result of such income being recognized on an applicable financial statement. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of shares.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the shares and thereafter as gain from the sale or exchange of such shares (see “Sale or Other Taxable Disposition of shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the shares will constitute ordinary dividend income. Dividends received on shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the shares are readily tradable on a United States securities market dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company (“PFIC”) Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2018. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold shares.

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

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

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

The fluctuation of the USD in relation to other currencies that entities, within the Group, may transact in will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. Further the Group aims to maintain cash and cash equivalents in USD to avoid foreign exchange exposure and to meet short-term liquidity requirements.

B.	Sensitivity Analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates consolidated monetary assets/ (liabilities) in the Group that have a different functional currency and foreign currency.

	2018 USD’000		2017 USD’000		2016 USD‘000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	57	*8,147	57	601	457	265
Trade and other receivables	—	126	—	—	—	—
Trade and other payables	—	(345)	—	—	—	(43)
Term loan	—	*(5,960)	—	—	—	(2,987)
	57	1,968	57	601	457	(2,765)

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss before tax for the Group:

	2018 USD’000		2017 USD‘000		2016 USD’000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	3	388	3	30	23	13
Trade and other receivables	—	6	—	—	—	—
Trade and other payables	—	(16)	—	—	—	2
Term loan	—	(283)	—	—	—	—

* Of the cash and cash equivalents and term loan facility $6,560 (2017:Nil) and $5,960 (2017:Nil) are denominated in RTGS$ respectively.

C.	Interest Rate Risk

The Group's interest rate risk arises from loans and borrowings, overdraft facility and cash held. The loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable rate borrowings expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements.

The Group’s assets and (liabilities) exposed to interest rate fluctuations as at year end is summarized as follows:

	2018	2017	2016
Term loan	5,960	(1,486)	(2,987)
Cash and cash equivalents	11,187	12,756	14,335

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity for the year, had the rates charged differed.

Sensitivity analysis – cash and cash equivalents

	2018	2017	2016

Increase in 100 basis points	111	128	143
Decrease in 100 basis points	(111)	(128)	(143)

Sensitivity analysis – term loan

	2018	2017	2016

Increase in 100 basis points	(60)	(15)	(30)
Decrease in 100 basis points	60	15	30

D.	Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a debtor fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. Trade and other receivables are analysed in note 19 to the Consolidated Financial Statements and include $2,7 million (2017: $1,4 million; 2016: $1,0 million) due from Fidelity in respect of gold deliveries immediately prior to the close of business at the end of 2018 and $2,7 million (2017: $2,9 million; 2016: $1,9 million) due from the Zimbabwe government in respect of VAT refunds. The amount due from Fidelity was paid in full after year end; the outstanding balance at December 31, 2018 reflects a normal balance in the context of the timing of bullion shipments to Fidelity and payments from Fidelity for bullion received. The amount due in respect of the longer-outstanding VAT refunds were within the agreed terms.

E.	Liquidity Risk

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

F.	Market Risk – Gold Price

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

On August 17, 2018 the Company entered into a hedge in respect of 8,000 ounces of gold over a period of 4 months. The hedge protected the Company if the gold price fell below $1,150 per ounce and gave Caledonia full participation if the price of gold exceeded $1,195 per ounce. The derivative contract resulted in a loss of $360,000 and was included in profit or loss.

On January 10, 2019 the Company entered into a hedge in respect of 4,500 ounces of gold per month from February to June 2019. The hedge protects the Company if the gold price falls below $1,250 per ounce and was entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket’s capital investment plan, not as a speculative investment.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E.                  Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A.                  Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2018. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our Chief Executive Officer and Chief Financial Officer, we have evaluated our disclosure controls and procedures as of December 31, 2018, and we have concluded our disclosure controls and procedures were effective as at December 31, 2018.

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

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

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

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Caledonia’s board of directors has determined, as at March 28, 2019 that the three members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined pursuant to Section 803 of the NYSE American LLC Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110 and one of the members can be considered to be an expert. The financial expert serving on the Audit Committee is Mr. J. Holtzhausen. Messrs. J. Holtzhausen, J. Kelly and J McGloin are all independent directors under the applicable rules.

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

ITEM 16B - CODE OF ETHICS

On November 8, 2016 the registrant’s board of directors approved in principle, and the Company formally adopted on March 7, 2017, a revised code of business conduct, ethics and anti-bribery policy that applies to the registrant’s directors, Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller, or persons performing similar functions, and all other employees and contractors. The code was further revised and the updated version was adopted on July 27, 2017.

The text of this code is available on the Company’s website (www.caledoniamining.com/index.php/aboutus/corporate-governance).

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our external auditors, unless stated otherwise, for the years indicated:

	(1)(2)2018	(1)(3)2017
Audit fees	157,849	179,588
Audit – related fees	—	—
Tax fees	—	—
All other fees	19,598	10,508
TOTAL	177,447	190,096

Notes:

(1)	Prior to the start of the audit process, Caledonia’s Audit Committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommends to the board of directors whether to accept the estimated audit fees given by the auditors.
(2)	Represents fees billed by KPMG Inc.
(3)	Represents fees billed by KPMG Inc.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

In 2018, the Audit Committee of the board of directors of the Company conducted a review of the Company’s audit requirements and, as a result of the review, the Audit Committee determined not to propose the reappointment of KPMG Inc. (“KPMG”) as the Company’s auditor at the 2018 annual general meeting of the shareholders of the Company (“2018 AGM”) and to propose Grant Thornton Johannesburg Partnership (“Grant Thornton”) as the Company’s auditor until the next annual general meeting of shareholders.

On May 8, 2018, the board of directors of the Company approved the recommendation of the Audit Committee and resolved a resolution to appoint Grant Thornton as the Company’s auditor at the 2018 AGM be put to the shareholders.

On June 27, 2018, at the 2018 AGM, the appointment of Grant Thornton as the auditors of the Company until the next annual general meeting of shareholder was approved unanimously by way of a show of hands.

On 1 December 2018 Grant Thornton merged with BDO South Africa Inc. and BDO South Africa Inc. became the auditor of the Company.

The report issued by KPMG for the years ended December 31, 2017 and 2016 did not contain an adverse opinion nor a disclaimer opinion nor was qualified nor modified as to uncertainty, audit scope or accounting principles.

During the two most recent reporting years of December 31, 2017 and 2016 there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

The disclosure required pursuant to this Item 16F was included in the Company’s Current Report on Form 6-K filed with the SEC on May 18, 2018, including Exhibits 99.1, 99.2 and 99.3, which are hereby incorporated by reference into this Annual Report.

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

ITEM 16H - MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-66 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the board of directors include:

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

ITEM 19 - EXHIBITS

Financial Statements

Description	Page

Financial Statements and Notes	F1- F66

Exhibit List

Exhibit No.	Name
1.1	Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2016)
4.1	OEICP (revised 2015) (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
4.2	Employment contracts/executive employment agreements (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2017)
4.3	Share Subscription Agreements – Blanket Mine (incorporated herein by reference to Exhibit 15.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
4.4	Addendum to share subscription agreements – FREMIRO, GCSOT, NIEEF, BETS [(incorporated herein by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 2, 2018)]
4.5	Share Purchase Agreement by and between the Company and Fremiro, dated November 6, 2018 (incorporated herein by reference Exhibit 4.5 of the Registrant’s Current Report on Form 20-F filed with the SEC on March 28, 2019)
4.6	January 11, 2019 PSU contract example (incorporated herein by reference Exhibit 4.6 of the Registrant’s Current Report on Form 20-F filed with the SEC on March 28, 2019)
4.7	Eersteling sale agreements (incorporated herein by reference to Exhibit 4.7 of the registrant’s Current Report on Form 20-F filed with the SEC on March 28, 2019)
8.1	List of Caledonia Mining Corporation Plc group entities (incorporated herein by reference Exhibit 8.1 of the Registrant’s Current Report on Form 20-F filed with the SEC on March 28, 2019)

Exhibit No.	Name
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Property and Claims Information of Blanket Mine (incorporated herein by reference to Exhibit 15.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
15.2	Notice of Change of Auditor (incorporated herein by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 20-F filed with the SEC on March 18, 2018)
15.3	Letter from BDO South Africa Incorporated (incorporated herein by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 20-F filed with the SEC on March 18, 2018)
15.4	Letter from KPMG (incorporated herein by reference to Exhibit 99.3 of the Registrant’s Current Report on Form 6-K filed with the SEC on March 18, 2018)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Caledonia Mining Corporation Plc

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Caledonia Mining Corporation Plc

St Helier, Jersey Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Caledonia Mining Corporation Plc and subsidiaries (the “Group”) as of December 31, 2018, the related consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and cash flows for the year ended December 31, 2018, and the related notes and schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2018, and the results of their operations and their cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO South Africa Inc.

We have served as the Group's auditor since 2018

Chartered Professional Accountants, Licensed Public Accountants

Wanderers Office Park

52 Corlett Drive

Illovo, 2196

March 28, 2019

Caledonia Mining Corporation Plc

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Caledonia Mining Corporation Plc

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the changes in accounting described in notes 4 (a) and (b), the accompanying consolidated statements of financial position of Caledonia Mining Corporation Plc (the Company) as of December 31, 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). The 2017 and 2016 consolidated financial statements before the effects of the adjustments described in notes 4 (a) and (b) are not presented herein. In our opinion, the consolidated financial statements before the effects of the adjustments to retrospectively apply the changes in accounting described in notes 4 (a) and (b), present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in accounting described in notes 4 (a) and (b) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

We have served as the Company’s auditor from 2013 to 2017.

KPMG Inc

85 Empire Road

Parktown

Johannesburg

South Africa

March 28, 2019

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(In thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Notes	2018	*2017	*2016
Revenue		68,399	69,762	61,992
Less: Royalties		(3,426)	(3,498)	(2,923)
Production costs	9	(39,315)	(36,180)	(32,086)
Depreciation	17	(4,071)	(3,763)	(3,491)
Gross profit		21,587	26,321	23,492
Other income	10	7,101	2,594	1,330
Other expenses		(336)	(14)	(55)
Impairment loss on trade receivables	11	—	(181)	—
Administrative expenses	13	(6,465)	(5,911)	(7,263)
Equity-settled share-based expense	26.1	(14)	(835)	(170)
Cash-settled share-based expense	26.2	(315)	(976)	(618)
Sale of Blanket Mine treasury bills	12	—	—	3,202
Net foreign exchange gain/(loss)		223	(380)	(505)
Loss on settlement of hedge	15	(360)	—	(435)
Operating profit		21,421	20,618	18,978
Finance income	14	53	38	16
Finance cost	14	(273)	(69)	(192)
Profit before tax		21,201	20,587	18,802
Tax expense	16	(7,445)	(8,691)	(7,717)
Profit for the year		13,756	11,896	11,085
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		(676)	373	262
Total comprehensive income for the year		13,080	12,269	11,347

Profit attributable to:
Owners of the Company		10,766	9,384	8,526
Non-controlling interests		2,990	2,512	2,559
Profit for the year		13,756	11,896	11,085
Total comprehensive income attributable to:
Owners of the Company		10,090	9,757	8,788
Non-controlling interests		2,990	2,512	2,559
Total comprehensive income for the year		13,080	12,269	11,347

Earnings per share
Basic earnings - per share ($)	24	0.99	0.86	0.79
Diluted earnings per share ($)	24	0.99	0.86	0.79

The accompanying notes on page F-7 to F-66 are an integral part of these consolidated financial statements.

Signed on behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

* Re-classified, refer note 4(a).

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(In thousands of United States Dollars, unless indicated otherwise)

As at 31December	Notes	2018	2017
Assets
Property, plant and equipment	17	97,427	82,078
Deferred tax asset	16	98	65
Total non-current assets		97,525	82,143

Inventories	18	9,427	9,175
Prepayments		866	709
Trade and other receivables	19	6,392	4,962
Cash and cash equivalents	20	11,187	13,067
		27,872	27,913
Assets held for sale	21	296	—
Total current assets		28,168	27,913
Total assets		125,693	110,056

Equity and liabilities
Share capital	22	55,102	55,102
Reserves	23	142,790	143,452
Retained loss		(127,429)	(135,287)
Equity attributable to shareholders		70,463	63,267
Non-controlling interests	36	8,345	5,944
Total equity		78,808	69,211

Liabilities
Provisions	25	3,309	3,797
Deferred tax liability	16	23,328	19,620
Long-term portion of term loan facility	27	5,960	—
Cash-settled share-based payments	26.2	2,090	1,826
Total non-current liabilities		34,687	25,243

Short-term portion of term loan facility	27	—	1,486
Trade and other payables	28	10,051	12,660
Income tax payable	16	1,538	1,145
Overdraft	20	—	311
		11,589	15,602
Liabilities associated with assets held for sale	21	609	—
Total current liabilities		12,198	15,602
Total liabilities		46,885	40,845
Total equity and liabilities		125,693	110,056

The accompanying notes on page F-7 to F-66 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(In thousands of United States Dollars, unless indicated otherwise)

	Notes	Share capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity- settled Share- based payment reserve	Retained Loss	Equity attributable to shareholders	Non- controlling interests (“NCI”)	Total Equity
Balance at January 1, 2016		54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361
Transactions with owners:
Equity-settled share-based expense transactions	26.1	—	—	—	170	—	170	—	170
Shares issued – Option exercises	22	433	—	—	—	—	433	—	433
Dividends paid		—	—	—	—	(2,639)	(2,639)	(355)	(2,994)
Total comprehensive income:
Profit for the year		—	—	—	—	8,526	8,526	2,559	11,085
Other comprehensive income for the year		—	262	—	—	—	262	—	262
Balance at December 31, 2016		55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Equity-settled share-based expense transactions	26.1	—	—	—	705	—	705	130	835
Shares issued – Option exercises	22	246	—	—	—	—	246	—	246
Shares repurchased	22	(146)	—	—	—	—	(146)	—	(146)
Dividends paid		—	—	—	—	(2,904)	(2,904)	(406)	(3,310)
Total comprehensive income:
Profit for the year		—	—	—	—	9,384	9,384	2,512	11,896
Other comprehensive income for the year		—	373	—	—	—	373	—	373
Balance at December 31, 2017		55,102	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Transactions with owners:
Equity-settled share-based expense transactions	26.1	—	—	—	14	—	14	—	14
Dividends paid		—	—	—	—	(2,908)	(2,908)	(589)	(3,497)
Total comprehensive income:
Profit for the year		—	—	—	—	10,766	10,766	2,990	13,756
Other comprehensive income for the year		—	(676)	—	—	—	(676)	—	(676)
Balance at December 31, 2018		55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Notes		22	23	23	23			36

The accompanying notes on page F-7 to F-66 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated Statements of cash flows

For the years ended December 31
(In thousands of United States Dollars, unless indicated otherwise)
	Note	2018	2017	2016

Cash flows from operating activities	29	21,119	28,885	25,671
Interest received		53	38	16
Interest paid		(161)	(199)	(210)
Tax paid	16	(3,344)	(4,212)	(2,466)
Net cash from operating activities		17,667	24,512	23,011

Cash flows from investing activities
Acquisition of property, plant and equipment		(20,192)	(21,639)	(19,885)
Proceeds from sale of property, plant and equipment		—	—	3
Net cash used in investing activities		(20,192)	(21,639)	(19,882)

Cash flows from financing activities
Dividends paid		(3,497)	(3,310)	(2,994)
Term loan repayments	27	(1,500)	(1,500)	—
Term loan proceeds	27	6,000	—	3,000
Term loan transaction costs	27	(60)	—	(73)
Proceeds from issue of share capital		—	246	433
Share repurchase cost		—	(146)	—
Net cash from/(used in) financing activities		943	(4,710)	366

Net (decrease)/increase in cash and cash equivalents		(1,582)	(1,837)	3,495
Effect of exchange rate fluctuation on cash held		13	258	(40)
Cash and cash equivalents at beginning of year		12,756	14,335	10,880
Net cash and cash equivalents at year end	20	11,187	12,756	14,335

The accompanying notes on page F-7 to F-66 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018, 2017 and 2016

(in thousands of United States dollars, unless indicated otherwise)

1       Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands. These consolidated financial statements of the Company and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2018, 2017 and 2016, notes, significant accounting policies and other explanatory information. The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2       Basis for preparation

i)                 Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorised for issue by the Board of Directors on March 20, 2019.

ii)                  Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	equity-settled share-based payment arrangements measured at fair value on grant date;

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates; and

•	derivative financial instruments measured at fair value.

iii)                Functional currency

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

i)	Depreciation of Property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources, are included in the calculation of depreciation.

Other items of property, plant and equipment are depreciated as described in note 5(f)(iv) Useful lives.

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

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth,

3       Use of accounting assumptions, estimates and judgements (continued)

(a)       Assumptions and estimation uncertainties (continued)

ii)       Mineral reserves and resources (continued)

shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected;

•	continuity of mineralisation between drill-hole intersections within recognised reefs; and

•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;

•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;

•	cut-off grade;

•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and

•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in a number of ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;

•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and

•	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing or cost of these activities.

iii)       Blanket mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant assumptions and estimates which are explained in note 6.

3       Use of accounting assumptions, estimates and judgements (continued)

(a)          Assumptions and estimation uncertainties (continued)

iv)	Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2018. The restoration provision for Eersteling Gold Mining Company Limited was estimated based on an internal management assessment in 2017. Assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provisions may be higher or lower than currently provided for (Refer to note 25).

v)	Exploration and evaluation (“E&E”) assets

The Group also makes assumptions and estimates regarding the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

vi)	Income taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group makes assumptions and estimates in recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilised or sufficient estimated taxable income against which the losses can be utilised.

3      Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)

vii)	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer notes 6 and 26.1) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant assumptions and estimates for estimating fair value for share-based payment transactions are disclosed in note 26.1.

Option pricing models require the input of assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Cash-settled share-based payment arrangements

The fair value of the amount payable to employees in respect of share-based awards which will be settled in cash is recognised as an expense with a corresponding increase in liabilities over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any change in the fair value of the liability is recognised in profit or loss.

Additional information about significant assumptions and estimates used to determine the fair value of cash settled share-based payment transactions are disclosed in note 26.2.

viii)	Impairment

Non-financial assets

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates.

3       Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)

viii)	Impairment (continued)

Non-derivative financial assets

The Group makes use of a simplified approach in accounting for trade and other receivables and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. The Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

(b)       Judgements

Judgement is required when assessing whether an entity is controlled by the group or not. Controlled entities are consolidated. Further information is given in notes 5(a) and 6.

Refer to note 5(b)(ii) for judgement applied to determine functional currency of entities in the Group and the rate of exchange to translate the Zimbabwean real time gross settlement, bond notes or bond coins (“RTGS$”).

4       Change in significant accounting policies

The Group has applied IFRS 15 and IFRS 9 from January 1, 2018. The adoption of these standards did not have a material effect on the Group’s financial statements.

(a)       IFRS 9 – Financial instruments

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement.

As a result of the adoption of IFRS 9, the Group has adopted consequential amendments to IAS 1 - Presentation of Financial Statements, which require impairment of financial assets to be presented in a separate line item in the statement of profit or loss and other comprehensive income. Previously, the Group’s approach was to include the impairment of the royalty rebate in other expenses. Consequently, the Group reclassified impairment losses amounting to $181, recognised under IAS 39, from other expenses to impairment loss on trade receivables in the statement of profit or loss and other comprehensive income for the year ended December 31, 2017.

4       Change in significant accounting policies (continued)

(a)       IFRS 9 – Financial instruments (continued)

IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, fair value through other comprehensive income and fair value through profit or loss. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities.

IFRS 9’s impairment requirements use more forward-looking information to recognise expected credit losses – the ‘expected credit loss (“ECL”) model’. This replaces IAS 39’s ‘incurred loss model’. Instruments within the scope of the new requirements included loans and other debt-type financial assets measured at amortised cost and fair value through other comprehensive income, trade receivables, contract assets recognised and measured under IFRS 15 and loan commitments and some financial guarantee contracts (for the issuer) that are not measured at fair value through profit or loss.

Recognition of credit losses is no longer dependent on the Group first identifying a credit loss event. Instead the Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

The limited retrospective approach followed in the adoption of IFRS 9 did not have a significant effect on the Group’s financial assets and liabilities.

For an explanation of how the Group classifies and measures financial instruments and accounts for related gains and losses under IFRS 9, refer to note 5(c).

(b)       IFRS 15 - Revenue

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 - Revenue, IAS 11 - Construction Contracts and related interpretations. Under IFRS 15, revenue is recognised when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgement.

The Group has adopted IFRS 15 from January 1, 2018. The Group’s revenue arrangements consist of a single performance obligation to transfer promised goods. As a result, the Group did not identify any material differences in the amount and timing of revenue recognition for its revenue. Accordingly, the Group did not record any transition adjustment upon adoption of the new guidance. Under the new standard, substantially all of the Group’s revenue is recognised when the goods are delivered to Fidelity Printers and Refiners Limited.

5       Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except as disclosed in note 4(a).

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

5       Significant accounting policies (continued)

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

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognised in Other Comprehensive Income (“OCI”). If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

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

On October 1, 2018 the Reserve Bank of Zimbabwe (“RBZ”) issued a directive to Zimbabwean banks to separate foreign currency (“Foreign currency”) and RTGS$ on the accounts held by clients. Subsequent to the directive the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in Foreign currency (i.e. United States dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the Foreign currency allocation from 30% to 55% and the remainder received as RTGS$.  The United States dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency before and after the RBZ directive. After October 15, 2018 the Government of Zimbabwe pegged the RTGS$ at 1:1 to the United States Dollar and Blanket Mine has received discretionary allocations of United Stated dollars from its RTGS$ account on the basis of the 1:1 rate. Blanket Mine also paid all its taxes, electricity, salaries and wages and suppliers denominated in RTGS$ at a rate of 1:1. Therefore a 1:1 translation rate was used to translate RTGS$ to the functional currency when consolidating Blanket Mine in these consolidated financial statements.

5	Significant accounting policies (continued)
(b)	Foreign currency (continued)

ii)         Foreign currency translation (continued)

On February 20, 2019 the RBZ issued a further monetary policy statement, which allows inter-bank trading between RTGS$ and Foreign currency. In terms of this new policy, Gold producers will continue to receive 55% of their sales proceeds in FCA and the balance will be received in RTGS Dollars at the prevailing inter-bank rate.

(c)        Financial instruments

i)         Non-derivative financial assets

Policy applicable from January 1, 2018

Recognition and initial measurement

The Group holds only financial assets measured at amortised cost and at fair value through profit or loss. Financial assets are initially recognised when the Group becomes a party to the contractual provisions of the instrument. A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

On initial recognition, a financial asset is classified as and measured at amortised cost or at fair value through profit or loss. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at fair value through profit or loss:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets of the Group not classified as and measured at amortised cost are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset, that otherwise meets the requirements to be measured at amortised cost, to fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets at fair value through profit or loss are subsequently measured at fair value. Net gains and losses are recognised in profit or loss. Financial assets classified as and measured at amortised cost are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

5            Significant accounting policies (continued)

(c)          Financial instruments (continued)

i)	Non-derivative financial assets (continued)

Policy applicable before January 1, 2018

Trade receivables were initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less a provision for estimated credit losses. All other financial assets were recognised initially on the trade date at which the Group became a party to the contractual provisions of the instrument.

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

The Group had the following non-derivative financial assets:

Loans and receivables

Loans and receivables included trade and other receivables. Loans and receivables were financial assets with fixed or determinable payments that were not quoted in an active market. Such assets were recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables were measured at amortised cost using the effective interest method, less any impairment losses. The impairment loss on receivables was based on a review of all outstanding amounts at year end. Bad debts were written off during the year in which they were identified. Interest income was recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

ii)	Non-derivative financial instruments

Non-derivative financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts, loans and borrowings and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

5           Significant accounting policies (continued)

(c)        Financial instruments (continued)

iii)       Derivative financial instruments

During 2018 and 2016 the Group held derivative financial instruments to hedge its gold price exposure. Derivatives are recognised initially at fair value, attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. The Group does not hold derivatives that are classified as cash flow hedges, embedded derivatives or hedges that qualify as highly effective. Therefore, all changes in the fair value of derivative instruments are accounted for in profit or loss.

The adoption of IFRS 9 on January 1, 2018 had no impact on this accounting policy.

iv)       Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(d)        Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(e)       Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

(f)        Property, plant and equipment

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

5       Significant accounting policies (continued)

(f)        Property, plant and equipment

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

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within Property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets.

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

5       Significant accounting policies (continued)

(f)        Property, plant and equipment (continued)

iv)        Depreciation (continued)

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

In addition, inferred resources are included in the LoMP if it is expected that the inferred resources can be economically recovered in the future. Economic recovery is expected if a history can be proven that the recovered grade of the inferred resources exceeded the pay limit grade and when this trend can be expected in the future and if it is economical to recover inclusive of the cost of the capital requirements to access and extract the gold from the inferred resources. Refer to note 17 for the evaluation of the pay limit.

Land is not depreciated.

The calculation of the units of production rate could be affected to the extent that actual production in the future is different from the current forecast production based on reserves and resources. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

These factors include:

•	changes in mineral reserves and resources;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues at mine sites; and

•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Useful lives

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years (2017: 10 to 15 years; 2016: 10 to 15 years);

•	plant and equipment 10 years (2017: 10 years; 2016: 10 years);

•	fixtures and fittings including computers 4 to 10 years (2017: 4 to 10 years; 2016: 4 to 10 years);

•	motor vehicles 4 years (2017: 4 years; 2016: 4 years); and

•	mine development, infrastructure and other assets in production, units-of-production method.

5       Significant accounting policies (continued)

(f)        Property, plant and equipment (continued)

iv)        Depreciation (continued)

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(g)        Inventories

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

(h)         Impairment

i)         Non-derivative financial assets (including receivables)

The Group applies the IFRS 9 simplified model of recognising lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed on an individual basis as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. However given the short period exposed to credit risk the impact of these factors has not been considered significant. Trade receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery. Failure to make payments within 90 days from lodgement date with Fidelity Printers and Refiners Limited and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery.

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

5          Significant accounting policies (continued)

(h)        Impairment (continued)

ii)        Non-financial assets (continued)

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

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

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

(i)        Employee benefits

i)        Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

5          Significant accounting policies (continued)

(i)        Employee benefits (continued)

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

(j)	Share-based payment transactions

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

Where the terms and conditions of equity-settled share-based payments are modified, the increase in the fair value, measured immediately before and after the modification date, is charged to profit or loss over the remaining vesting period or immediately for vested awards. Similarly where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss. Additional information about significant judgements, estimates and the assumptions used in the quantifying of the equity-settled share-based payment transactions and modification are disclosed in note 26.1.

ii)	Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards are re-measured with a corresponding adjustment to profit or loss. The method of calculating the fair value of the cash-settled share-based payments changed during quarter 1 of 2018 from the intrinsic valuation method to the Black-Scholes method. The Black-Scholes method includes the effect of share volatility in calculating the fair value of the share-based payment awards. The change was applied prospectively and did not have a significant effect on the liability value. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 26.2.

5          Significant accounting policies (continued)

(k)        Provisions

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

(l) Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of these assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalised to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Future rehabilitation costs are discounted using a pre-tax risk free rate that reflects the time-value of money. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. Changes resulting from an increased footprint due to gold production are charged to profit or loss for the year. The cost of on-going current programs to prevent and control pollution is charged against profit or loss as incurred.

(m)        Revenue

Revenue from the sale of precious metals is recognised when the metal is accepted at the refinery, control is transferred and when the receipt of proceeds are substantially assured. Revenue is measured at the fair value of the receivable at the date of the transaction.

(n)       Government grants

The Company recognises an unconditional government grant related to gold proceeds in profit or loss as other income when the grant becomes receivable. Government grants are initially recognised as deferred income at fair value if there is reasonable assurance that they will be received.

(o)       Finance income and finance costs

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

5          Significant accounting policies (continued)

(p)        Income tax

Tax expense comprises current and deferred tax. These expenses are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(q)       Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax includes withholding tax on management fees and dividends paid between companies within the Group.

(r)       Deferred tax

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

(s)       Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 24) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

5          Significant accounting policies (continued)

(t)        Borrowing cost

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

(u)       Leases

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. At inception or on reassessment of an arrangement that contains a lease, the Group separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognised at an amount equal to the fair value of the underlying asset; subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognised using the Group’s incremental borrowing rate.

Leases of property, plant and equipment that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset. Assets held under other leases are classified as operating leases and are not recognised in the Group’s statement of financial position.

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(v)        Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use

Such assets, or disposal groups, are generally measured at the lower of their carrying amount or fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held for sale and property, plant and equipment are no longer amortised or depreciated.

5          Significant accounting policies (continued)

(w)       The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/Interpretation	Effective date and expected adoption date*
IFRS 16 Leases

IFRS 16 eliminates the dual accounting model for lessees, requiring a single, on-balance sheet accounting model that is similar to current finance lease accounting.

Lessor accounting remains generally similar to current practice – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces IAS 17, Leases, and related interpretations. The Group has completed its assessment of the impact of IFRS 16 and concluded that the new standard will not have a material impact on the consolidated financial statements.

January 1, 2019
IFRIC 23 Uncertainty over income tax treatments

Under IFRIC 23, the key test is whether it is probable that the taxing authority would accept the Group’s tax treatment. If not the Group reflects the effect of the tax uncertainty following:

•    the most likely amount method, the method it expects will better predict the resolution uncertainty by applying the single most likely amount; or

•    the expected value method, sum of the probability weighted amounts in a range of probable outcomes.

The Group has completed its assessment of the impact of IFRIC 23 and concluded that the new standard will not have a material impact on the consolidated financial statements.

January 1, 2019

* Annual periods ending on or after

6	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owing the Blanket Mine for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;

•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;

•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The facilitation loans relating to the Group were transferred as dividends in specie intra Group and now the loans and most of the interest thereon is payable to the Company.

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Femiro’s 15% shareholding in Blanket Mine. As at the date of approval of these financial statements the transaction remained subject to, amongst other things, approvals from various Zimbabwean regulatory authorities to be effective. In terms of the sale agreement, the Company plans to issue 727,266 shares at $7.15 per share to Fremiro for the cancellation of their facilitation loan which stood at $11,467 as at June 30, 2018 and the purchase of their 15% shareholding in Blanket Mine, increasing the Company’s total shareholding in Blanket Mine to 64%. The Company will continue to consolidate Blanket Mine in the consolidated financial statements after the transaction becomes effective.

6       Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed a re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation and accordingly the subscription agreements with the indigenous shareholders have been accounted for as a transaction with non-controlling interests and as a share based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro; and

(c)	100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI is recognised at 16.2% of the net assets of Blanket Mine.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2018 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•	The Employee Trust and BETS are entities effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Amendments to the facilitation and advanced dividend loan agreements

Interest modification

On June 23, 2017, the Group, Blanket Mine and the Indigenous Shareholders of Blanket Mine reached agreement to change the interest terms of the facilitation and advanced dividend loan agreements. The agreements changed the interest rate from the previously agreed 12 month LIBOR + 10% to the lower of a fixed 7.25% per annum, payable quarterly or 80% of the Blanket Mine dividend in the quarter. The modification was considered beneficial to the Indigenous Shareholders and gave rise to an equity-settled share-based expense of $806 on June 23, 2017 when all parties reached agreement to modify the interest charged. It was agreed that the interest change was to be applied to the facilitation and advanced dividend loan balances from January 1, 2017. The assumptions and methodologies used to quantify the equity-settled share-based payment expense relating to the beneficial interest modification are detailed in note 26.1.

6       Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to the facilitation and advanced dividend loan agreements (continued)

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

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances
				Balance of facilitation loan #
$ 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Dec, 31, 2018	Dec, 31 2017
NIEEF	16%	3.2%	12.8%	11,876	11,879
Fremiro	15%	3.0%	12.0%	11,466	11,504
Community Trust	10%	10.0%	—	—	—
BETS	10%	— *	— *	7,644	7,669
	51%	16.2%	24.8%	30,986	31,052

6       Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to the facilitation and advanced dividend loan agreements (continued)

The balance on the facilitation loans is reconciled as follows:

Balance at January 1, 2017	31,460
Interest accrued	1,136
Dividends used to repay loans	(1,544)
Balance at December 31, 2017	31,052
Interest accrued	2,173
Dividends used to repay loans	(2,239)
Balance at December 31, 2018	30,986

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

6       Blanket Zimbabwe Indigenisation Transaction (continued)

Advance dividends (continued)

The movement in the advance dividend loan to the Community trust is reconciled as follows:

Total

Balance at January 1, 2017	3,000
Interest accrued	104
Dividends used to repay advance dividends	(500)
Balance at December 31, 2017	2,604
Interest accrued	174
Dividends used to repay advance dividends	(725)
Balance at December 31, 2018	2,053

7       Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk (refer note 30)

•	Interest rate risk (refer note 30)

•	Credit risk (refer note 30)

•	Liquidity risk (refer note 30)

•	Market risk (refer note 30)

This note and note 30 presents information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy. On August 17, 2018 and February 10, 2016, a gold price hedge was entered into to manage the possible effect of gold price fluctuations. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity. The types of risk exposure and the way in which such exposures are managed are described below:

7       Financial risk management (continued)

(a)	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$ or Foreign currency) in which it expends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. Further the Group aims to maintain cash and cash equivalents in US Dollar to manage foreign exchange exposure and communicates its Foreign currency requirements with the Zimbabwean authorities for dividend and foreign procurement payments.

(b)	Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility and term loan. The Group has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

(c)	Credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity Printers and Refiners Limited in Zimbabwe during the year.

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

8       Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interests.

	2018	2017

Total equity	78,808	69,211

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders and accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2018, the Group is not subject to externally imposed capital requirements other than the term loan which is secured by a notarial bond over moveable assets (refer notes 17 and 27) and there has been no change with respect to the overall capital risk management strategy.

9       Production costs

	2018	2017	2016

Salaries and wages	13,160	13,440	12,206
Cash-settled share-based payments (note 26.2)	43	311	—
Consumable materials	12,143	9,916	8,853
Electricity costs	9,313	8,701	7,438
Site restoration	84	58	32
Pre-feasibility exploration cost	411	410	408
Safety	592	323	221
On mine administration	3,569	3,004	2,898
Other production cost	—	17	30
	39,315	36,180	32,086

10       Other income

	2018	2017	2016

Government grant – Gold sale export incentive	6,482	2,446	1,104
Eersteling rock dump sale	217	—	—
Greenstone Provident Fund pay-out	363	—	—
Other	39	148	226
	7,101	2,594	1,330

Government grant – Gold sale export incentive

From May, 2016 the Reserve Bank of Zimbabwe announced an export credit incentive on the gold proceeds received for all large scale gold mine producers. On January 1, 2018 the export credit incentive decreased from 3,5% to 2,5% and on February 1, 2018, increased to 10%. All incentives granted by the Zimbabwean government were included in other income when determined receivable. All receipts were received in Blanket

10       Other income (continued)

Government grant – Gold sale export incentive (continued)

Mine’s RTGS$ account. In the monetary policy statement issued on February 20, 2019 the RBZ announced the cancellation of the ECI.

Eersteling rock dump sale

On May 31, 2018 the Group entered into an agreement with SH Minerals to sell two Eersteling rock dumps. The two rock dumps were sold for ZAR 1 million ($79) and ZAR 2 million ($138) each and were fully received as at December 31, 2018.

Greenstone Provident Fund pay-out

The Greenstone Provident Fund (the “Fund”) was established with the aim to provide pension benefits to employees of mines previously owned by Caledonia Mining South Africa Proprietary Limited. A surplus remained in the Fund after all members were retrenched or terminated in 1997 when the mines were closed. The Financial Services Board in South Africa appointed a tribunal that liquidated the Fund and concluded that the surplus of ZAR 4,8 million ($363) that remained in the Fund to be paid out to the former employer. On October 15, 2018 the surplus was paid out to Caledonia Mining South Africa Proprietary Limited.

11       Impairment loss on trade receivables

	2018	2017	2016

Impairment - 2017 royalty rebate	—	181	—

During 2016 Blanket Mine obtained a rebate on royalty payments made in 2015 of $181 for incremental gold production in 2016 compared to production in 2015. A receivable was recognised for the royalty amount overpaid to the revenue authorities in 2016 based on the pre-award rate. An impairment provision of $181 (2017: $181) was raised against the receivable outstanding in 2017. The Zimbabwean government has been unable to put in place the modalities of implementing the royalty on incremental gold sales across the gold industry as a whole.

12       Sale of Blanket Mine treasury bills

On May 16, 2016 Blanket Mine sold treasury bills (“Bills”) issued by the Government of Zimbabwe for a gross value of approximately $3,202. The Bills were issued to Blanket Mine in 2015 which replaced the Special Tradeable Gold Bonds (“Bonds”) which were issued to Blanket Mine in 2009 as part consideration for gold sales that were made by Blanket Mine in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers. The Bonds were carried at a fair value of nil in previous years.

13       Administrative expense

	2018	2017	2016

Investor relations	751	541	543
Audit fee	266	231	267
Advisory services fee	553	684	2,266
Listing fees	495	402	328
Directors fees company	225	247	211
Directors fees Blanket Mine	52	40	48
Employee costs	2,917	2,781	2,803
Eersteling Gold Mine administration cost	212	142	111
Office costs - Zambia	—	—	17
Other office administration costs	697	444	185
Travel costs	297	399	484
	6,465	5,911	7,263

14       Finance income and finance costs

Finance income	2018	2017	2016

Interest received – Bank	53	38	16

Finance cost

Interest – Term loan	92	155	103
Interest – Capitalised to Property, plant and equipment (note 17)	(92)	(155)	(103)
Unwinding of rehabilitation provision	20	25	25
Finance charges – Overdraft	253	44	167
	273	69	192

15       Margin call on gold hedge

On August 17, 2018 the Company entered into a hedge in respect of 8,000 ounces of gold that expired before December 31, 2018. The hedge protected the Company if the gold price fell below $1,150 per ounce and gave Caledonia full participation if the gold price exceeded $1,195 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The derivative contract resulted in a loss of $360 that was included in profit or loss.

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

The Company settled both contracts with the margin call deposited at the inception of the hedge transaction. Blanket Mine continued to sell all of its gold production to Fidelity Printers and Refiners Limited, as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25%.

16       Tax expense

	2018	2017	2016
Tax recognised in profit or loss

Current tax	3,783	4,995	3,106
Income tax– current year	2,523	3,702	2,414
Income tax – Prior year under provision	1,075	71	49
Withholding tax expense – current year	580	1,222	643
Withholding tax expense – Prior year over provision	(395)	—	—
Deferred tax expense	3,662	3,696	4,611
Origination and reversal of temporary differences	3,662	3,696	4,611

Tax expense – recognised in profit or loss	7,445	8,691	7,717

Tax recognised in other comprehensive income

Income tax - current year	—	—	—
Tax expense	7,445	8,691	7,717

16       Tax expense (continued)

Unrecognised deferred tax assets

	2018	2017	2016

Eersteling Gold Mining Company Limited	4,989	4,989	4,989
Greenstone Management Services Holdings Limited	191	116	—
Tax losses carried forward	5,180	5,105	4,989

Taxable losses do not expire for the entities incurring taxable losses within the Group. Tax losses carried forward relate to Greenstone Management Services Holdings Limited (UK) and Eersteling Gold Mining Company Limited. Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

Tax paid	2018	2017	2016

Net income tax (payable)/receivable at January 1	(1,145)	(345)	344
Current tax expense	(3,783)	(4,995)	(3,106)
Foreign currency movement	46	(17)	(49)
Tax paid	3,344	4,212	2,466
Net income tax payable at December 31	(1,538)	(1,145)	(345)

16       Tax expense (continued)

Reconciliation of tax rate

	2018	2017	2016
Profit for the year	13,756	11,896	11,085
Total tax expense	7,445	8,691	7,717
Profit before tax	21,201	20,587	18,802

Income tax at Company's domestic tax rate (1)	—	—	—
Tax rate differences in foreign jurisdictions (2)	6,465	6,546	6,293
Management fee – Withholding tax on deemed dividend portion (3)	337	538	—
Management fee – non-deductible deemed dividend (3)	579	925	—
Management fee – non-deductible withholding tax current year (4)	96	427	427
Management fee – non-deductible withholding tax prior year (5)	(664)	—	—
Withholding tax on intercompany dividend	110	90	49
Non-deductible royalty expenses	882	901	753
Other non-deductible expenditure	137	107	64
Export incentive income credit 2016	—	(284)	—
Export incentive income exemption (6)	(1,649)	(630)	—
Change in tax estimates
- Zimbabwean income tax (7)	795	—	—
- South African income tax (8)	220	—	—
- Other	61	(45)	49
Change in unrecognised deferred tax assets	76	116	82
Tax expense - recognised in profit or loss	7,445	8,691	7,717

(1) Enacted tax rate in Jersey, Channel Islands is 0% (2017: 0%; 2016: 0%)

(2) Subsidiaries registered in Zimbabwe and South Africa are subject to a corporate tax rate of 25,75% and 28% respectively.

(3) Zimbabwean tax legislation changed during 2017 that gave rise to an additional withholding tax of 15% (2017:15%) on a portion of the intercompany management fee considered to be a deemed dividend. The new legislation resulted in this portion of the management fee being not deductible for income tax purposes in Zimbabwe from January 1, 2018.

(4) 5% (2017: 15%; 2016: 15%) withholding tax is charged on the management fee by the Zimbabwean revenue authority (“ZIMRA”). The management fee withholding tax is deducted from the taxable income not the income tax liability in the South African subsidiary, resulting in a portion not deducted from the South African income tax liability.

(5) Withholding tax on the management fee was provided for and paid at 15% in 2017. However, in the second quarter of 2018 management obtained confirmation from the ZIMRA that the withholding tax rate was reduced to 5% from February 1, 2017. The ZIMRA allowed an amount of $395 to be offset against outstanding income tax liabilities in Zimbabwe. The overpayment of withholding taxes on the management fee also resulted in a change of estimate reducing the 2017 non-deductible withholding tax in the South African subsidiary amounting to $269, estimated at 15%, to 5%. The change in estimate was accounted for prospectively in the 2018 year.

(6) On March 23, 2018, the ZIMRA enacted a new finance act that provided for the export credit incentive to be tax exempt. The 2018 finance bill indicated that the export incentive income will be tax exempt from June 1, 2017. The new finance bill resulted in an income tax credit being applied in the 2018 income tax calculation giving rise to a credit for the export incentive income of 2017.

(7) During the second quarter of 2018 management revised its estimated management fee fair value previously deducted against taxable income in the prior years. Management approached ZIMRA, and reached a settlement on the amount allowed as a deduction. No penalties or interests were incurred.

(8) Late 2015, the South African subsidiary, Caledonia Mining South Africa Proprietary Limited, concluded a Voluntary Disclosure Permission (“VDP”) agreement with the South African Revenue Services (“SARS”) for tax years before 2014. Subsequent income tax assessments from SARS, received during quarter 4 of 2018, indicated that a payment previously reported as a reduction of the income tax liability for tax years after concluding the VDP agreement pertained to the 2013 tax year. This resulted in an increase to the income tax liability estimate of $220, as at December 31, 2018.

16       Tax expense (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2018	2017	2018	2017	*2018	*2017

Property, plant and equipment	—	—	(24,930)	(20,985)	(24,930)	(20,985)
Allowance for obsolete stock	258	35	—	—	258	35
Prepayments	—	—	(3)	(4)	(3)	(4)
Unrealised foreign exchange	34	97	—	—	34	97
Share based payments	13	12	—	—	13	12
Provisions	1,386	1,290	—	—	1,386	1,290
Other	12	—	—	—	12	—
Tax assets/ (liabilities)	1,703	1,434	(24,933)	(20,989)	(23,230)	(19,555)

* The deferred tax liability consists of a deferred tax asset of $98 (2017: $65) from the South African operation and a net deferred tax liability of $23,328 (2017: $19,620) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset. The amounts are presented as part of Non-current assets and a Non-current liabilities in the Statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2018	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2018
Property, plant and equipment	(20,985)	(3,945)	—	(24,930)
Allowance for obsolete stock	35	223	—	258
Prepayments	(4)	—	1	(3)
Unrealised foreign exchange	97	(63)	—	34
Share based payments	12	3	(2)	13
Provisions	1,290	104	(8)	1,386
Other	—	16	(4)	12
Total	(19,555)	(3,662)	(13)	(23,230)

	Balance January 1, 2017	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2017
Property, plant and equipment	(17,092)	(3,893)	—	(20,985)
Allowance for obsolete stock	12	23	—	35
Prepayments	(3)	(1)	—	(4)
Unrealised foreign exchange	—	97	—	97
Share based payments	—	12	—	12
Provisions	1,218	66	6	1,290
Total	(15,865)	(3,696)	6	(19,555)

17       Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Cost
Balance at January 1, 2017	8,367	45,078	6,967	24,536	876	2,255	88,079
Additions **	—	*17,464	—	3,377	36	72	20,949
Impairments	—	—	—	(12)	—	—	(12)
Disposals and scrappings	—	—	—	—	—	(2)	(2)
Reallocations between asset classes	1,051	(1,051)	—	(20)	20	—	—
Foreign exchange movement	16	7	—	—	11	4	38
Balance at December 31, 2017	9,434	61,498	6,967	27,881	943	2,329	109,052

Balance at January 1, 2018	9,434	61,498	6,967	27,881	943	2,329	109,052
Additions**	—	*18,719	—	899	202	95	19,915
Impairments***	—	(60)	—	(529)	(216)	(17)	(822)
Assets held for sale	(140)	(74)	—	—	—	—	(214)
Reallocations between asset classes	1,068	(5,525)	—	4,457	—	—	—
Foreign exchange movement	(23)	(49)	—	(33)	(6)	(5)	(116)
Balance at December 31, 2018	10,339	74,509	6,967	32,675	923	2,402	127,815

There are commitments to purchase plant and equipment totalling $3,981 (2017: $2,125) at year end.

* Included in additions to mine development, infrastructure and other assets is an amount of $161 (2017: $218) relating to rehabilitation asset capitalised, refer note 25.

** Included in additions is an amount of $19,323 (2017: $19,556) relating to capital work in progress (“CWIP”) and contains $61 (2017:$ 155) of borrowing costs capitalised from the term loan. As at year end $ $62,624 of CWIP was included in the closing balance (2017: $48,943).

*** Items of Property, plant and equipment were impaired during 2018 certain CWIP projects being cancelled and underground equipment that could not be verified.

17       Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses
Balance at January 1, 2017	2,950	4,541	—	13,229	642	1,844	23,206
Depreciation for the year	686	631	—	2,153	115	178	3,763
Foreign exchange movement	—	—	—	—	4	1	5
Balance at December 31, 2017	3,636	5,172	—	15,382	761	2,023	26,974

Balance at January 1, 2018	3,636	5,172	—	15,382	761	2,023	26,974
Depreciation for the year	775	649	—	2,404	99	144	4,071
Impairments	—	—	—	(429)	(170)	(15)	(614)
Foreign exchange movement	—	—	—	—	(41)	(2)	(43)
Balance at December 31, 2018	4,411	5,821	—	17,357	649	2,150	30,388

Carrying amounts
At December 31, 2017	5,798	56,326	6,967	12,499	182	306	82,078
At December 31, 2018	5,928	68,688	6,967	15,318	274	252	97,427

17       Property, plant and equipment (continued)

Economic recovery

Items of Property, plant and equipment are depreciated over the LoMP, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2016. The pay limit has ranged from 2.3 g/t in 2008 to 1.9 g/t in 2018 while the recovered grade has ranged from 4.0 g/t to 3.26 g/t over the period. All-in-sustaining-cost* has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

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

18       Inventories

	2018	2017

Consumable stores	9,210	8,776
Gold in process	217	399
	9,427	9,175

Consumables stores are disclosed net of any write downs or provisions for obsolete items, which amounted to $911 (2017: $894).

19       Trade and other receivables

	2018	2017

Bullion revenue receivable	2,695	1,386
VAT receivables	2,743	2,947
Deposits for stores and equipment and other receivables	954	629
	6,392	4,962

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 7 and 30. The net carrying value of trade receivables is considered a reasonable approximation of fair value and are short-term in nature.

20       Cash and cash equivalents

	2018	2017

Bank balances	11,187	13,067
Cash and cash equivalents in the statement of financial position	11,187	13,067
Bank overdrafts used for cash management purposes	—	(311)
Net cash and cash equivalents at year end	11,187	12,756

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 30.

Blanket Mine arranged an unsecured bank overdraft facility of $4,000 of which none (2017; $311) was utilised at December 31, 2018. The overdraft facility bears interest at 6.5% per annum, 4.65% above the base rate. The facility is repayable on demand.

21       Disposal group held for sale

On July 12, 2016 the Group entered into a Share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary consolidated as part of the Group, that has been on care and maintenance since 1997. It was agreed that the purchase price be settled through a non-refundable deposit of ZAR5 million and a once off payment of $3 million. By December 31, 2017 ZAR2 million of the non-refundable deposit was received and the agreement had expired.

On May 31, 2018 the Group entered into a new agreement to amend the initial share sale agreement. The amended share sale agreement allowed for a purchase price of $ 3 million settled through three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. The share sale agreement was suspensive, subject to the conclusion of the rock dump sale (refer note 10) and for SH Minerals to obtain funding for the purchase price for the sale. In February 2019 an amount of ZAR13 million ($1 million) was received as payment towards the purchase price. The payment received in February 2019 effectively transferred the registered and beneficial ownership of Eersteling to SH Minerals and the Group relinquished control.

As at December 31, 2018, management concluded that the Eersteling disposal group will be recovered principally through a sale transaction rather than through continuing use and that the sale of Eersteling had become highly probable as one of the two suspensive conditions in the new share sale agreement had been met.

21       Disposal group held for sale (continued)

As at December 31, 2018 the disposal group held for sale was stated at its carrying amount.

	2018	2017
Non-current assets
Property, plant, and equipment	214	—

Current assets
Trade and other receivables	80	—
Cash and cash equivalents	2	—
Assets held for sale	296	—

Non-current liabilities
Rehabilitation provision	602	—

Current liabilities
Trade and other payables	7	—
Liabilities associated with assets held for sale	609	—

Cumulative income accounted for through other comprehensive income as part of the Foreign Currency Translation Reserve amounted to $2,197 as at December 31, 2018.

22       Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares
	Number of fully paid shares*	Amount

January 1,2016	10,510,232	54,569
Issued during the year	141,704	433
December 31, 2016	10,651,936	55,002
Share repurchased	(118,063)	(146)
Issued during the year	69,280	246
December 31, 2017	10,603,153	55,102
Issued during the year	—	—
December 31, 2018	10,603,153	55,102

* Amounts stated after the 1:5 share consolidation effected June 26, 2017.

23       Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Blanket’s indigenisation shareholders under Blanket’s Indigenisation Transaction (refer note 6).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 so as to be able to commence dividend payments.

Reserves
	2018	2017	2016

Foreign currency translation reserve	(6,561)	(5,885)	(6,258)
Equity-settled share-based payment reserve (note 26.1)	16,760	16,746	16,041
Contributed surplus	132,591	132,591	132,591
Total	142,790	143,452	142,374

24       Earnings per share

Weighted average number of shares – Basic earnings per share

(In number of shares)	Note	2018	2017	2016

Issued shares at beginning of year	23	10,603,153	52,787,428	52,078,908
Share consolidation		—	(42,135,492)	(41,663,126)
Issued shares post consolidation		10,603,153	10,651,936	10,415,782
Weighted average shares repurchased		—	(60,978)	—
Weighted average shares issued		—	16,924	41,460
Weighted average number of shares at December 31		10,603,153	10,607,882	10,457,242

Weighted average number of shares – Diluted earnings per share

(In number of shares)	2018	2017	2016

Weighted average shares at December 31	10,603,153	10,607,882	10,457,242
Effect of dilutive options	698	9,622	23,449
Weighted average number of shares (diluted) at December 31	10,603,851	10,617,504	10,480,691

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 37,302 (2017: 18,378; 2016: 68,795), were excluded from the dilutive earnings per share calculation as these options were anti-dilutive. The quantity of options outstanding as at year end that were out of the money and that had an anti-dilutive effect amounted to 20,000 (2017: 5,000) options.

24       Earnings per share (continued)

The calculation of total basic and diluted earnings per share for the year ended December 31, 2018 was based on the adjusted profit attributable to shareholders as follows:

	2018	2017	2016
Profit/(loss) for the year attributable to owners of the Company (basic and diluted)	10,766	9,384	8,526
Blanket Mine Employee Trust Adjustment	(280)	(210)	(238)
Profit attributable to ordinary shareholders (basic and diluted)	10,486	9,174	8,288
Basic earnings per share - $	0.99	0.86	0.79
Diluted earnings per share - $	0.99	0.86	0.79

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

25       Provisions

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

Reconciliation of site restoration provision	2018	2017
Balance at January 1	3,797	3,456
Reclassified to Liabilities associated with assets held for sale	(602)	—
Foreign exchange movement	(97)	62
Unwinding of discount	20	25
Rehabilitation performed	(54)	(22)
Change in estimate during the year
- adjusted through profit or loss	84	58
- adjustment capitalised in Property, plant and equipment	161	218
Balance at December 31	3,309	3,797

The discount rates currently applied in the calculation of the net present value of the Blanket Mine provision is 2,95% (2017: 0.64%), based on a risk free rate and cash flows estimated at an average 2,13% inflation (2017: 0%). The gross rehabilitation costs before discounting amounted to $3,604 (2017: $3,354) for Blanket Mine and $602 (2017: $669) for Eersteling mine. The Eersteling Mine rehabilitation provision was classified as Liabilities associated with assets held for sale (refer note 21) as at December 31, 2018.

26        Share-based expenses

26.1       Equity-settled share-based expense

The Group has expensed the following Equity-settled share-based payment arrangements for the year ended December 31:

	Note	2018	2017	2016
Share option programmes	26.1 (a)	14	29	170
Facilitation and advanced dividend loan modification	26.1 (b)	—	806	—
		14	835	170

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

26.1       Equity-settled share-based expense (continued)

(a)        Share option programmes (continued)

Terms and conditions of share option programmes

The maximum term of the options under the OEICP is 10 years and under the RSOP 5 years. The terms and conditions relating to the grant of options under the RSOP are that all options are to be settled by physical delivery of shares. Equity-settled share-based payments under the OEICP will also be settled by physical delivery of shares. Under both plans the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company.

At December 31, 2018, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	Canadian $
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
5,000	8.10	May 30, 2022
10,000	9.30	Aug 25, 2024
38,000

The continuity of the options granted, exercised, cancelled and expired under the Plan were as follows:

	Number of Options*	Weighted Avg. Exercise Price
		Canadian $*

Options outstanding and exercisable at January 1, 2016	448,184	5.40
Expired or forfeited	(232,200)	6.50
Granted	18,000	11.50
Exercised	(141,704)	4.15
Options outstanding and exercisable at December 31, 2016	92,280	5.85
Granted	5,000	8.10
Exercised	(69,280)	4.50
Options outstanding and exercisable at December 31, 2017	28,000	9.55
Granted	10,000	9.30
Exercised	—	—
Options outstanding and exercisable at December 31, 2018	38,000	9.48

The weighted average remaining contractual life of the outstanding options is 3.14 years (2017: 3.72 years).

26.1       Equity-settled share-based expense (continued)

(a)       Share option programmes (continued)

Inputs for measurement of grant date fair values

The fair value of share-based payments noted above was estimated using the Black-Scholes Option Pricing Model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. The following assumptions were used in determining the fair value of the options:

Options granted	10,000	* 5,000	* 18,000
Grant date	February 27, 2018	May 30, 2018	October 13, 2017
Risk-free interest rate	2,86%	2.40%	0.53%
Expected stock price volatility (based on historical volatility)	32%	118%	119%
Expected option life in years	3	3	5
Exercise price	CAD 9.30	* CAD 8.10	* CAD 11.50
Share price at grant date	CAD 9.30	* CAD 8.10	* CAD 11.50
Fair value at grant date	$1.40	* $5.81	* $9.45

The exercise price was determined as the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience. The share-based payment expense relating to the grants amounted to $14 (2017: $29; 2016: $170).

* Amounts stated after the 1:5 share consolidation effected on June 26, 2017.

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

The following assumptions were used in determining modification of the expense:

Modification date	June 23, 2017
Blanket Mine dividend yield	23.70% - 89.88%
Risk free interest rate	$ swap curve
Group market capitalisation at grant date ($’000)	$68,436

26.2       Cash-settled share-based expense

The Group has separately disclosed the following cash-settled share-based payment arrangements in the statements of profit or loss and other comprehensive income for the years ended December 31:

	Note	2018	2017	2016

Restricted Share Units and Performance Share Units	26.2.(a)	218	853	618
Caledonia Mining South Africa employee incentive scheme	26.2.(b)	97	123	—
		315	976	618

(a)	Restricted Share Units and Performance Share Units

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PSUs were granted and approved by the Compensation Committee of the Board of Directors.

The RSUs will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSUs will be the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the Plan and in the award agreements, on date of settlement.

The PSUs have a service condition and a performance period of three years. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSUs that will vest will be the PSUs granted multiplied by a performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSUs have rights to dividends only after they have vested.

RSUs and PSUs were originally granted to be settled in cash. On May 8, 2018 the Board approved amendments to the awards to allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both at the discretion of the option holder.

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is an 85% probability that the performance conditions will be met and therefore an 85% (2017: 94%; 2016: 100%) average performance multiplier was used in calculating the estimated liability. The liability as at December 31, 2018 amounted to $2,043 (December 31, 2017: $1,782). Included in the liability as at December 31, 2018 is an amount of $43 (December 31, 2017: $311; December 31, 2016: Nil) that was expensed and classified as production costs; refer note 9.

26.2       Cash-settled share-based expense

(a)	Restricted Share Units and Performance Share Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December 31, 2018:

	*2018		*2017
	RSUs	PSUs	RSUs	PSUs
Fair value ($)	$5.46	$5.46	$7.37	$7.17
Share price ($)	$5.46	$5.46	$7.37	$7.37
Performance multiplier percentage	—	85%	—	94%
Share units granted:
	RSUs	PSUs	RSUs	PSUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,965	43,871	10,965	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2017	4,443	17,774	4,443	17,774
RSU dividend reinvestments	10,960	—	7,324	—
Total awards at December 31	92,130	324,694	88,494	324,694

* Amounts are presented after the 1:5 share consolidation that took place on June 26, 2017. All fractional entitlements due to the share consolidation were rounded down.

(b)	Caledonia Mining South Africa employee incentive scheme

During July 2017 and August 2018, Caledonia Mining South Africa Proprietary Limited granted 37,330 and 5,918 awards respectively to certain of its employees that entitle them to a cash pay-out at the Company’s share price on November 30 each year over a 3 year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £4.39 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $47 (December 31, 2017: $44) and the expense amounted to $97 (December 31, 2017: $123; December 31, 2016: Nil) for the year ended December 31, 2018. The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December, 31:

	2018	2017
	Awards
Grant - July 2017 (3 year term)	37,330	37,330
Grant - August 2018 (3 year term)	5,918	—
Awards paid out	(26,864)	—
Total awards outstanding December 31	16,384	37,330

Estimated awards expected to vest at December 31	100%	100%

27       Loans and borrowings

	2018	2017	2016

Balance at January 1	1,486	2,987	—
Cash flows
Repayment
- Capital	(1,500)	(1,500)	—
- Interest	(58)	(156)	—
Proceeds	6,000	—	3,000
Transaction cost	(60)	—	(73)

Non-cash flows
Interest	92	155	60
Balance at December 31	5,960	1,486	2,987

Long-term portion of term loan facility	5,960	—	1,577
Short-term portion of term loan facility	—	1,486	1,410

On December 20, 2018 Blanket Mine received $6 million in terms of a new term facility with Stanbic Bank Zimbabwe Limited bearing interest at an interest rate of 6% per annum and an upfront arrangement fee of $60. The term facility is unsecured and will be paid back by a final bullet payment at the end of the 3 year term. The imputed finance costs on the liability was determined at an incremental borrowing rate of 6% for the new loan. Finance costs are accounted for in note 14 on the effective interest rate method. The fair value of the term facility approximates the carrying amount as the market rate approximated the actual rate at year end.

28        Trade and other payables

	2018	2017

Trade payables and accruals	2,510	2,939
Electricity accrual	4,054	5,827
Audit fee	239	231
Other payables	690	584
Financial liabilities	7,493	9,581
Production and management bonus accrual - Blanket Mine	—	789
Other employee benefits	669	552
Leave pay	1,889	1,738
Non-financial liabilities	2,558	3,079
Total	10,051	12,660

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 7 and note 30.

29        Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2018	2017	2016

Operating profit	21,421	20,618	18,978
Adjustments for:
Loss on sale of Property, plant and equipment	—	2	44
Impairment of Property, plant and equipment	208	12	20
Foreign exchange (gains)/losses	(243)	121	(105)
Cash-settled share-based payment expense	228	897	788
Cash-settled share-based payment expense included in operating cost	43	311	—
Equity-settled share-based payment expense	14	835	—
Site restoration	30	36	32
Depreciation	4,071	3,763	3,491
Allowance for obsolete stock	15	32	862
Provision for impairment – royalty rebate (note 11)	—	181	—
Net cash used for assets and liabilities held for sale	(2)	—	—
Cash generated by operations before working capital changes	25,785	26,808	24,110
Inventories	(277)	(1,975)	(1,990)
Prepayments	(62)	82	(99)
Trade and other receivables	(1,916)	(1,437)	555
Trade and other payables	(2,411)	5,407	3,095
Cash flows from operating activities	21,119	28,885	25,671

30       Financial instruments

i)       Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	December 31, 2018	December 31, 2017

Zimbabwe	3,639	2,015
Other regions	10	—
	3,649	2,015

Impairment losses

None of the trade and other receivables are past due at year-end other than the royalty rebate of 2016 (refer note 11). Trade and other receivables have a past history of payment shortly after year end and management identified immaterial factors at year end that could cause doubt about the credit quality or recoverability of the trade and other receivables.

ii)       Liquidity risk

The following are the contractual maturities of financial liabilities, including contractual interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities
December 31, 2018	Carrying amount	12 months or less	1-3 Years
Trade and other payables	10,051	10,051	—
Term loan facility	5,960	—	5,960
	16,011	10,051	5,960

December 31, 2017	Carrying amount	12 months or less	1-3 Years
Trade and other payables	9,581	9,581	—
Term loan facility	1,486	1,486	—
Overdraft	311	311	—
	11,378	11,378	—

30       Financial instruments (continued)

iii)	Currency risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currency that it transacts in and the functional currency. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in US dollar in the Group’s consolidated financial statements.

The fluctuation of the US dollar in relation to other currencies that entities within the Group may transact in will consequently have an effect upon the profitability of the Group and may also effect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experiences inflationary pressures. Further the Group aims to maintain cash and cash equivalents in US Dollar to avoid foreign exchange exposure and to meet short-term liquidity requirements.

Sensitivity analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates consolidated monetary assets/(liabilities) in the group that have a different functional currency and foreign currency.

	2018 $‘000		2017 $‘000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	57	*8,147	57	601
Trade and other receivables	—	126	—	—
Trade and other payables	—	(345)	—	—
Term loan	—	*(5,960)	—	—
	57	1,968	57	601

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss and equity for the group:

	2018 $‘000		2017 $’000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	3	388	3	30
Trade and other receivables	—	6	—	—
Trade and other payables	—	(16)	—	—
Term loan	—	(283)	—	—

* Of the cash and cash equivalents and term loan facility $6,560 (2017:Nil) and $5,960 (2017:Nil) are denominated in RTGS$ respectively.

30       Financial instruments (continued)

iv)       Interest rate risk (continued)

The group's interest rate risk arises from Loans and borrowings, overdraft facility and cash held. The Loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2018	2017
Cash and cash equivalents	11,187	12,756
Term loan	5,960	1,486

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis – Cash and cash equivalents	2018	2017
Increase by 100 basis points	111	128
Decrease by 100 basis points	(111)	(128)

Sensitivity analysis – Term loan	2018	2017

Increase by 100 basis points	(60)	(15)
Decrease by 100 basis points	60	15

v)	Market risk - Gold price

On August 17, 2018 the Company entered into a hedge in respect of 8,000 ounces of gold over a period of 4 months. The hedge protected the Company if the gold price fell below $1,150 per ounce and gave Caledonia full participation if the price of gold exceeded $1,195 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The derivative contract resulted in a loss of $360 and was included in profit or loss.

31       Dividends

	2018	2017	2016

Dividends paid to owners of the Company (Excluding NCI)	2,908	2,904	2,639

The quarterly dividend of 6.875 cents per share represents Caledonia’s current dividend policy.

32       Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.

33       Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain executives are considered key management.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation. If this was triggered as at December 31, 2018 the severance payment would have amounted to $5,221 (2017: $5,015). A change in control would constitute:

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

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2018	2017	2016
Key management salaries and bonuses	2,476	2,041	2,033
Cash-settled share-based expense*	261	1,164	788
	2,737	3,205	2,821

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 26.2(a)). Group entities are set out in note 34.

Refer to note 6 and note 36 for transactions with Non-controlling interests. Refer to note 34 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

*Amount inclusive of $43(2017: $311) classified as production costs.

34       Group entities

	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with Holding company
			2018	2017	2018	2017
Subsidiaries of the Company			%	%
Caledonia Holdings Zimbabwe (Private) Limited	$	Zimbabwe	100	100	—	—
Caledonia Mining Services Limited	$	Zimbabwe	100	100	—	—
Eersteling Gold Mining Company Limited	ZAR	South Africa	100	100	(13,179)	(12,956)
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	(565)	(941)
Greenstone Management Services Holdings Limited	$	United Kingdom	100	100	9,813	20,879
Blanket Mine (1983) (Private) Limited(3)	$	Zimbabwe	(2)49	(2)49	—	—
Blanket Employee Trust Services (Private) Limited (BETS) (1)	$	Zimbabwe	—	—	—	—

(1) BETS and the Employee Trust are consolidated as structured entities.

(2) Refer to Note 6, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.

(3) Blanket has no subsidiary companies

35       Operating Segments

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

Information about reportable segments 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	68,399	12,554	(12,166)	(388)	68,399
Royalties	(3,426)	—	—	—	(3,426)
Production costs	(39,186)	(11,328)	11,199	—	(39,315)
Depreciation	(4,366)	(32)	327	—	(4,071)
Management fee*	(2,650)	2,650	—	—	—
Other income	6,482	366	—	253	7,101
Other expenses	(296)	—	—	(40)	(336)
Administrative expenses	(159)	(2,433)	—	(3,873)	(6,465)
Cash-settled share-based payment expense	(84)	(137)	—	(94)	(315)
Equity-settled share-based payment expense	—	—	—	(14)	(14)
Net Foreign exchange gain/(loss)	133	(327)	—	417	223
Net finance cost	(262)	17	—	25	(220)
Margin call on hedge	—	—	—	(360)	(360)
Profit before tax	24,585	1,330	(640)	(4,074)	21,201
Tax expense	(7,085)	(387)	153	(126)	(7,445)
Profit for the year	17,500	943	(487)	(4,200)	13,756

Of the management fee $1,871 was receivable and payable at year end (2017: $561).

35       Operating Segments (continued)

Information about reportable segments 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	21,505	3,489	(91)	3,265	28,168
Non-current (excluding intercompany)	98,700	466	(1,641)	—	97,525
Expenditure on property, plant and equipment	20,436	370	(891)	—	19,915
Intercompany balances	—	6,926	(46,240)	39,314	—
Assets held for sale	—	296	—	—	296

Geographic segment liabilities
Current (excluding intercompany)	(10,445)	(1,403)	—	(350)	(12,198)
Non-current (excluding intercompany)	(33,043)	(47)	446	(2,043)	(34,687)
Intercompany balances	(1,345)	(33,032)	46,240	(11,863)	—
Liabilities directly associated with assets held for sale		(609)	—	—	(609)

Information about reportable segments 2017	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	69,762	—	—	—	69,762
Inter-segmental revenue	—	15,247	(15,061)	(186)	—
Royalties	(3,498)	—	—	—	(3,498)
Production costs	(36,753)	(14,751)	15,324	—	(36,180)
Depreciation	(4,019)	(53)	309	—	(3,763)
Management fee	(3,960)	3,960	—	—	—
Other income	2,358	205	—	31	2,594
Other expenses	—	(14)	—	—	(14)
Impairment loss on trade receivables	(181)	—	—	—	(181)
Administrative expenses	(40)	(2,258)	—	(3,613)	(5,911)
Cash-settled share-based payment expense	(581)	—	—	(395)	(976)
Equity-settled share-based payment expense	(806)	—	—	(29)	(835)
Net Foreign exchange gain	(375)	207	—	(212)	(380)
Net finance cost	(69)	10	—	28	(31)
Profit before tax	21,838	2,553	572	(4,376)	20,587
Tax expense	(7,587)	(1,104)	—	—	(8,691)
Profit for the year	14,251	1,449	572	(4,376)	11,896

35       Operating Segments (continued)

2017	Zimbabwe	South Africa	Intergroup elimination adjustment	Corporate and other reconciling amounts	Total
Geographic segment assets:
Current	20,368	2,766	(60)	4,839	27,913
Non-current (excluding intercompany)	82,798	381	(1,076)	40	82,143
Additions to property, plant and equipment	21,007	(7)	(51)	—	20,949
Intercompany balances	—	8,021	(58,087)	50,066	—

Geographic segment liabilities
Current	(13,969)	(1,276)	—	(357)	(15,602)
Non-current (excluding intercompany)	(23,041)	(714)	293	(1,781)	(25,243)
Intercompany balances	(2,720)	(32,724)	58,087	(22,643)	—

Information about reportable segments 2016	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	61,992	—	—	—	61,992
Inter-segmental revenue	—	11,873	(11,348)	(525)	—
Royalties	(2,923)	—	—	—	(2,923)
Production costs	(33,081)	(10,185)	11,180	—	(32,086)
Depreciation	(3,733)	(47)	289	—	(3,491)
Management fee	(3,960)	3,960	—	—	—
Other income	1,194	16	—	120	1,330
Other expenses	(55)	—	—	—	(55)
Administrative expenses	(128)	(3,119)	674	(4,690)	(7,263)
Cash-settled share-based payment expense	(342)	(106)	—	(340)	(788)
Net Foreign exchange gain	2	(529)	—	22	(505)
Margin call on hedge	—	—	—	(435)	(435)
Net finance cost	(191)	15	—	—	(176)
Sale of Blanket Mine treasury	3,202	—	—	—	3,202
Profit before tax	21,977	1,878	795	(5,848)	18,802
Tax expense	(6,795)	(922)	—	—	(7,717)
Profit for the year	15,182	431	795	(5,323)	11,085

Major customer

Revenues from Fidelity Printers in Zimbabwe amounted to approximately $68,399 (2017: $69,762; 2016: $61,992).

36        Non-controlling interests

Blanket Mine (1983) (Private) Limited NCI % - 16.2%

	2018	2017	2016

Current assets	19,107	15,559	13,151
Non-current assets	98,700	82,798	65,823
Current liabilities	(13,200)	(16,232)	(8,698)
Non-current liabilities	(33,043)	(23,041)	(20,185)
Net assets	71,564	59,084	50,091

Carrying amount of NCI	8,345	5,944	3,708

Revenue	68,399	69,762	61,992
Profit after tax	18,456	15,506	15,800
Total comprehensive income	18,456	15,506	15,800

Profit allocated to NCI	2,990	2,512	2,559
Dividend to NCI	(589)	(406)	(355)

37       Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2018 was $619 (2017: $583).

38       Subsequent events

RSU and PSU settlement and new grants

On January 11, 2019, 224,667 PSUs and 69,307 RSUs fully vested. The vested amounts were settled by the issue of 93,664 shares in the Company and $885 in cash.

Pursuant to the provisions of the 2015 Omnibus Equity Incentive Compensation Plan a further 95,740 PSUs were granted on January 11, 2019 to certain key management personnel. The PSUs were granted with a service condition and a performance period of three years. The performance condition will be a function of gold production for the quarter ending December 31, 2021. The number of PSUs that will vest will be the PSUs granted multiplied by a performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations agreed on at the date of grant.

RTGS$

On February 20, 2019 the RBZ issued a monetary policy statement, which allows inter-bank trading between RTGS$ and foreign currencies. This changes the exchange rate, previously pegged 1 RTGS$ to the United States Dollar to a fluctuations exchange rate determined by supply and demand. In terms of this new policy, gold producers will continue to receive 55% of its gold proceeds in United States Dollar and the balance will be received in RTGS$ at the prevailing inter-bank rate. Blanket will use the RTGS$ proceeds to settle its local liabilities (wages, taxation, electricity and local procurement) and the United States Dollar component to fund offshore purchases. To the extent that Blanket has surplus RTGS$, these could be exchanged for foreign currency. The changes resulting from the monetary policy statement will not change the primary economic environment in which Blanket Mine operate, however the rate at which monetary items, denominated in RTGS$, are converted to Blanket Mine’s functional currency will fluctuate based on prevailing inter-bank exchange rates.

Export credit incentive

In the monetary policy statement issued on February 20, 2019 the RBZ announced the cancellation of the ECI.

Gold hedge

On January 10, 2019 the Company entered into a hedge in respect of 4,500 ounces of gold per month from February to June 2019. The hedge protects the Company if the gold price falls below $1,250 per ounce and was entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket’s capital investment plan, not as a speculative investment.

38       Subsequent events (continued)

Indigenisation transaction – Fremiro buy out

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Femiro’s 15% shareholding in Blanket. As at the date of approval of these financial statements the transaction remained subject to, amongst other things, approvals from various Zimbabwean regulatory authorities to be effective. In terms of the sale agreement, the Company plans to issue 727,266 shares at $7.15 per share to Fremiro for the cancellation of their facilitation loan which stood at $11,467 as at June 30, 2018 ($11,468 at September 30, 2018) and the purchase of their 15% shareholding in Blanket, increasing the Company’s total shareholding in Blanket to 64%. The Company will continue to consolidate Blanket in the consolidated financial statements.

Eersteling Gold Mining Company Limited

On May 31, 2018 the Group entered into a new agreement to amend the initial share sale agreement. The amended share sale agreement allowed for a purchase price of $ 3 million settled through three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. The share sale agreement was suspensive, subject to the conclusion of the rock dump sale (refer note 10) and for SH Minerals to obtain funding for the purchase price for the sale. In February 2019 an amount of ZAR13 million ($1 million) was received as payment towards the purchase price. The payment received in February 2019 effectively transferred the registered and beneficial ownership of Eersteling to SH Minerals and the Group relinquished control.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date March 28, 2019

CALEDONIA MINING CORPORATION PLC

By:	/s/ Mark Learmonth
Mark Learmonth
Chief Financial Officer