Form 20-F
period 2019-12-31
Caledonia Mining Corp Plc
filed 2020-03-31
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Caledonia Mining Corporation Plc

B006 Millais House, Castle Quay, St Helier, Jersey, JE2 3EF

(Address of principal executive offices)

Mark Learmonth, +44 1534 679 800, marklearmonth@caledoniamining.com, B006 Millais House, Castle Quay, St Helier, Jersey Channel Islands, JE2 3EF.

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value	CMCL	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or stock as of the closing of the period covered by the annual report:

10,763,041 (“Common shares” or “shares”)

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

[ ] Yes [X] No

tABLE OF cONTENTS

PART I	9
ITEM 1 - Identity of Directors, Senior Management and Advisers	9
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE	9
ITEM 3 - KEY INFORMATION	9
A. Selected Financial Data	9
B. Capitalization and Indebtedness	10
C. Reasons for the Offer and Use of Proceeds	10
D. Risk Factors	10
ITEM 4 - INFORMATION ON THE COMPANY	23
A. History and Development of the Company	23
B. Business Overview	25
C. Organizational Structure	27
D. Property, Plant and Equipment	28
ITEM 4A - UNRESOLVED STAFF COMMENTS	34
ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS	34
A. Operating Results	35
B. Liquidity and Capital Resources	41
C. Research and development, patents and licenses, etc	42
D. Trend Information	42
E. Off-Balance Sheet Arrangements	43
F. Tabular Disclosure of Contractual Obligations	43
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
A. Directors and Senior Management	44
B. Compensation	48
C. Board Practices	49
D. Employees	50
E. Share Ownership	50
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
A. Major Shareholders	51
B. Related Party Transactions	52
C. Interests of Experts and Counsel	52
ITEM 8 - FINANCIAL INFORMATION	52
A. Consolidated Statements and Other Financial Information	52
B. Significant Changes	52
ITEM 9 - THE OFFERING AND LISTING	53
A. Offering and Listing Details	53
B. Plan of Distribution	53
C. Markets	53
D. Selling Shareholders	53
E. Dilution	53
F. Expenses of the Issue	53
ITEM 10 - ADDITIONAL INFORMATION	53
A. Share Capital	53
B. Articles of Association	53
C. Material Contracts	59
D. Exchange Controls	60
E. Taxation	60
F. Dividends and Paying Agents	64
G. Statement by Experts	64
H. Documents on Display	64
I. Subsidiary Information	65

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

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus); availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders, potential shareholders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each annual report, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an "accelerated filer" or a "larger accelerated filer" (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an "accelerated filer" or a "larger accelerated filer". In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

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

Financial – All in USD’000’s unless indicated otherwise	2019	2018	2017	2016	2015
Revenue	75,826	68,399	69,762	61,992	48,977
Gross Profit	31,138	21,587	26,321	23,492	13,181
Net Income – after tax from operations	50,401	13,756	11,896	11,085	5,590
Net Income – after tax from continuing operations	50,401	13,756	11,896	11,085	5,590
Profit attributable to owners of the Company	42,018	10,766	9,384	8,526	4,779
Net cash and cash equivalent	8,893	11,187	12,756	14,335	10,880
Current Assets	29,839	28,168	27,913	25,792	23,562
Total Assets	143,553	125,693	110,056	90,709	72,838
Current Liabilities	9,350	12,198	15,602	9,832	8,397
Non-current Liabilities	9,486	34,687	25,243	21,560	14,080
Net Assets/Total equity	124,717	78,808	69,211	59,317	50,361
Total Capital Expenditures – Cash	20,024	20,192	21,639	19,885	16,567
Dividend per share – cents (1)	27.5	27.4	27.4	24.5	24
Earnings per share – cents (1)	382	99	86.5	79.5	44.5
Diluted earnings per share – cents (1)	381	99	86.4	79	44.5

Share Information

	2019	2018	2017	2016	2015
Market Capitalization at December 31 (2)	90,624	57,852	77,932	60,178	32,209
Shares Outstanding (Thousands)(1)	10,763	10,603	10,603	10,557	10,416
Options Outstanding (Thousands)(1)	38	38	28	92	448

(1)	All dividends per share, earnings per share, diluted earnings per share and option numbers are stated on the bases of the 1:5 share consolidation on June 26, 2017.
(2)	Based on the NYSE American share price quoted in USD from July 27, 2017. Amounts before July 27, 2017 were based on the OTCQX share price quoted in USD.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Our shares may not continue to be listed on the NYSE American LLC (“NYSE American”)

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

As of March 30, 2020, we had 11,515,860 shares issued and outstanding.  In addition, as of March 30, 2020, 38,000 shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders.  As of March 30, 2020 we may issue stock options to purchase an additional 1,113,586 shares under our existing stock option plan.  As of March 30, 2020, our senior officers and directors beneficially owned, as a group, 477,665 shares (4.15% of our issued share capital), including stock options to acquire an additional 18,000 shares. Sales of substantial amounts of our shares into the public market, by our officers or directors or pursuant to the exercise of options, or even the perception by the market that such sales may occur, may lower the market price of our shares.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

The economic viability of our revenues, operations and exploration and development projects is, and is expected to be, heavily dependent on the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years. The price of gold is affected by numerous factors beyond our control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes; and inventory carrying costs. The effect of these factors on the price of gold, and therefore the economic viability of our operations, cannot be accurately predicted. Blanket Mine (1983) (Private) Limited, the company which owns the Blanket Mine (all hereinafter referred to as “Blanket” or “Blanket Mine” as the context requires) continues to sell all of its gold production from the Blanket Mine to Fidelity Printers and Refiners Limited (“Fidelity”), as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25% (2.5% from October 1, 2018 to January 11, 2019). The Company may enter into hedging agreements from time to time for economic hedging purposes as described in note 16 of the Consolidated Financial Statements.

Our Business Operations and/or Activities could be impacted by the spread of the Coronavirus.

Our business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”). We cannot accurately predict the impact COVID-19 will have on third parties’, including our employees, ability to fulfil their obligations to the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those countries we rely on to conduct our business operations), resulting in an economic downturn that could negatively impact our operating results.

We cannot guarantee that there will not be an increase in input costs affecting our results of operations and financial performance.

Mining companies could experience higher costs of steel, reagents, labor, electricity, government levies, fees, royalties and other direct and indirect taxes. Our planned growth at Blanket Mine should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the net cash effect of any further cost increases due to increased revenue cash flows. However, there can be no assurance that we will be able to control such input costs and any increase in input costs above our expectations may have a negative result on our results of operations and financial performance.

Our operations may be subject to increased costs or even suspended or terminated as a result of any loss of required infrastructure in our operations.

Infrastructure, including water and electricity supplies, that is currently available and used by us may, as a result of adverse climatic conditions, natural disaster, incorrect or inadequate maintenance, sabotage or for other reasons, be destroyed or made unavailable or available in a reduced capacity. Were this to occur, operations at our properties may become more costly or have to be curtailed or even terminated, potentially having serious adverse consequences to our financial condition and viability that could, in turn, have a material adverse effect on our business, results of operations or financial performance.

Our operations may be subject to inadequate water supply.

Blanket uses water in the metallurgical process, some of which is pumped from the deeper levels of the mine but most of which is obtained from the “Blanket dam” (which, despite its name, is neither owned nor managed by Blanket Mine) which also supplies water to the nearby town of Gwanda. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2018/19 rainy season was very poor and the 2019/2020 rainy season was somewhat late but has improved in recent weeks. Water levels in the dam are lower than usual and the water authority has released water from an upstream dam to replenish the Blanket dam. Management believes that, with careful management, there is enough water in the Blanket dam to maintain normal operations until the start of the next rainy season in late 2020. As a precautionary measure, Blanket intends to resuscitate existing boreholes and determine their yield; conduct hydrological surveys to identify potential new boreholes; recycle water from the lower levels of unused workings and construct a pond to store water that is pumped from current workings. If, however, there is inadequate water supply, operations at Blanket Mine may become more costly or have to be curtailed, suspended or even terminated which may have serious adverse consequences to the viability of gold production from Blanket Mine that could, in turn, have a material adverse effect on our business, results of operations or financial performance.

Our operations may be subject to inadequate electricity supply.

Zimbabwe’s electricity generation is mainly from the Kariba hydro station on the Zambezi and the Hwange coal-fired station with several other much smaller coal-fired power stations. Even if Zimbabwe’s installed generating capacity is fully operational, it cannot generate enough electricity to meet its requirements and therefore Zimbabwe imports electricity from Mozambique and South Africa. Since 2010 Blanket Mine, along with most other gold producers, had a supply agreement with the Zimbabwe Electricity Supply Authority (“ZESA”) in terms of which the consumers paid a premium rate in return for uninterrupted power. This agreement expired on December 31, 2018 and was not renewed as ZESA demanded that payment should be in US Dollars, which was neither practical (due to insufficient access to US Dollars) nor permissible in terms of the prevailing Zimbabwean foreign exchange controls.

The generating capacity at the Kariba hydro generating station has been significantly reduced due to low water levels caused by insufficient rain in the catchment area. In addition, in July and early August 2019, South Africa reduced its deliveries of electricity to Zimbabwe due to non-payment for historic deliveries. In October 2019 the export of electricity from South Africa was further interrupted due to a lack of generating capacity in South Africa.

The combined effect of these factors is that Zimbabwe experiences a severe electricity shortage and has resorted to “load-shedding” whereby electricity consumers experience prolonged power outages. Initially load-shedding targeted domestic consumers; however, from early July 2019, Blanket and other industrial users experienced substantial interruptions to their electricity supply. In the case of Blanket which has a maximum demand of 18MW, in July and early August 2019 it was regularly required to reduce its consumption by up to 8 MW for periods of up to 16 hours each day. As a result of load-shedding, Blanket’s use of diesel for generating electricity increased from approximately 30,000 liters per month in 2018 to 265,000 liters in July 2019. The recurrence of load-shedding in October was less severe and Blanket was required to reduce consumption by up to 4MW for periods of up to 10 hours per day.

Blanket and Caledonia management had constructive engagement with the relevant authorities both directly and via the Chamber of Mines to find an urgent resolution to this matter. All parties understand that without enough power, Zimbabwe’s gold production and hence its ability to earn foreign exchange will be severely affected if the gold industry does not receive sufficient power to maintain production.

Although it is hoped that power production from Kariba will increase when water levels return to normal, it is likely that Zimbabwe will continue to experience severe electricity shortages due to the continued difficulties experienced by the South African state-owned electricity generator, which has been a substantial supplier to Zimbabwe.

An additional difficulty, which Blanket has experienced for many months, is that the electricity supply from the grid is highly unstable and is subject to frequent surges and dips in voltage. Power surges, if not controlled, cause severe damage to Blanket’s electrical equipment. Blanket has therefore installed its own equipment to regulate the incoming power; however, this equipment was itself damaged by the incoming supply although it was repaired and re-installed in the previous quarter. If an electricity shortage persists, operations at Blanket Mine may become more costly or have to be curtailed, suspended or even terminated which may have serious adverse consequences to the viability of production from Blanket Mine that could, in turn, have a material adverse effect on our business, results of operations or financial performance.

Blanket has addressed the issue of interrupted power supply by installing stand-by generators and entering into an arrangement with the state-owned electricity company to receive ring-fenced imported power in return for paying a US Dollar denominated tariff. Management is assessing the potential to install a solar plant to provide some of Blanket’s power requirements.

We do business in countries and jurisdictions outside of the United States where different economic, cultural, regulatory, monetary and political environments could adversely impact our business, results of operations and financial condition.

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

Caledonia’s mining operations are conducted in Zimbabwe and, as such, these operations are exposed to various levels of political, economic and other risks and uncertainties in addition to those set out above. These risks and uncertainties include, but are not limited to, expropriation and nationalization, or mandatory levels of Zimbabwean ownership beyond currently mandated levels; renegotiation, nullification or partisan terms of existing concessions, licenses, permits and contracts; illegal mining; changes in monetary and taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The current economic situation in Zimbabwe can be summarized as follows:

•	There continues to be a shortage of foreign currency in Zimbabwe, although in recent months Blanket has had satisfactory access to foreign exchange due to the higher gold price and increased production.

•	The rate of annual inflation increased from 5% in September 2018 to approximately 500% by December 2019. The Zimbabwe Government no longer releases annualised inflation data, but it is widely accepted that the rate of inflation although still high has moderated to approximately 80% per annum in early 2020. A high rate of inflation has little effect on Blanket’s operations now that Blanket has adjusted employee remuneration to reflect the increased cost of living and Blanket’s costs and revenue track US Dollar prices.

•	Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and local currency (known as “RTGS” or “RTGS$”) accounts which can only be used for domestic transactions.

•	On February 20, 2019 the Reserve Bank of Zimbabwe (“RBZ”) allowed inter-bank trading between currency held in the RTGS$ system and the FCA system. Prior to this, the RBZ had stipulated that a Dollar in the RTGS system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter-end since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates (RTGS$: US$1)
February 20, 2019	2.500
March 31, 2019	3.003
June 30, 2019	6.543
September 30, 2019	15.090
December 31, 2019	16.773

•	The interbank trading mechanism addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices, which had an adverse effect on employee morale. Management has increased RTGS$-denominated remuneration so that it remains more closely aligned to the US Dollar value using the interbank rate. This has alleviated some of the financial distress experienced by Blanket employees. The interbank market is relevant in terms of creating an exchange rate; however, there is little liquidity in the interbank market, so it is not a meaningful mechanism to trade between RTGS$ and US Dollars. In February 2020 the RBZ announced its intention to further liberalise the interbank market with the objective of increasing liquidity and transparency.

•	Zimbabwean gold producers, including Blanket, are required to sell their gold to Fidelity. 55% of the sale proceeds are received in FCA and the balance is received in RTGS$. Blanket uses the FCA component to pay for imported goods, services and electricity; the RTGS$ component is used to pay for goods and services procured in Zimbabwe and to pay employees and taxes. At prevailing gold prices and the current rate of production the 55% FCA allocation is enough for Blanket to continue normal mining operations, to fully implement the investment plan as scheduled and allow Caledonia to remit dividends from Zimbabwe.

•	On June 24, 2019 the Government issued S.I. 142 which stated: “Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of the issue of the Consolidated Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities. Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I.142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax, electricity and term loan liabilities were the largest contributions to the net gain of $27.1 million which was recognised in 2019. Refer to note 17 and 12 of the Consolidated Financial Statements for the tax and foreign exchange effects of the pronouncements.

Investors should recognize that Blanket’s ability to implement its investment plan and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to continue to externalize cash from Zimbabwe.

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

We face risks related to mining, exploration and mine construction on potential properties.

Our level of profitability, if any, in future years will depend on whether the Blanket Mine produces at forecasted rates and whether any exploration stage properties can be brought into production. The mining, exploration and development of mineral deposits involves significant risks. It is impossible to ensure that any current and future exploration programs will establish reserves. Whether a mineral ore body will be commercially viable depends on several factors, and the exact effect of these factors cannot be accurately predicted. The exploration, development and production activities are subject to political, economic and other risks, including:

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

- requirement that a foreign subsidiary or operating unit has a domestic joint venture partner, which, possibly, the foreign company must subsidize;

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

We will need to identify new reserves to replace mineral reserves that have been depleted by mining activities and to commence new projects. No assurance can be given that exploration activities by us will be successful in identifying sufficient mineral reserves of an adequate grade and suitable metallurgical characteristics suitable for further development or production.

Blanket Mine is our principal mining asset. In addition, Blanket Mine has title to numerous but smaller satellite properties in the surrounding Gwanda greenstone terrain. These satellite properties are in the exploration stage and are without any known bodies of commercial ore. Further development of the properties will only proceed upon obtaining satisfactory exploration results. There is no assurance that our mineral exploration activities will result in any discoveries of commercial bodies of mineral reserves. The long-term profitability of our operations will, in part, be directly related to the costs and success of our exploration programs, which may be affected by several factors.

There can be no assurance, even when an economic deposit of minerals is located, that any of our property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period which a combination of careful evaluation, experience and knowledge of management may not eliminate. While the discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that our current exploration programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by several factors. Additional expenditures are required to establish reserves that are sufficient to commercially mine and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

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

The government of Zimbabwe introduced legislation in 2012 requiring companies to facilitate participation in their shareholdings and business enterprises by the indigenous population (typically referred to as indigenization). It is not assured that such interests were paid for at full fair value. As reported, Blanket Mine complied with the requirements of the Indigenization and Economic Empowerment Act in Zimbabwe whereby indigenous shareholders legally owned 51% of Blanket Mine since September 2012 (until recently – see below).

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 announced a relaxation in the indigenization policy which, amongst other things, included the removal of an indigenization requirement for gold mining companies. These pronouncements were passed into law in March 2018.

On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction on January 20, 2020, Caledonia owned 64% in Blanket and Fremiro held approximately 6.3% of Caledonia’s shares.

Further, Caledonia has indicated to the Government of Zimbabwe a desire to engage in discussions to purchase the shareholding in Blanket that is currently held by the National Indigenization and Economic Empowerment Fund (“NIEEF”). There is no certainty that agreement will be reached on a transaction in respect of NIEEF’s shareholding.

We currently do not depend on our ability to successfully access the capital and financial markets. However, should our financial position change any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue investments that we may rely on for future growth.

Depending on our ability to generate income from our operations, we may require further financing for current and future exploration and development. Should our projections for fiscal years 2020 through to 2022 prove incorrect, to finance our working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

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

• accidents
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
• fluctuations of exchange rates between the USD, GBP, CAD and ZAR;
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

Our success depends (i) on the continued contributions of our directors, executive officers, management and consultants; and (ii) on our ability to attract new personnel whenever we seek to implement our business strategy. The loss of the services of any of these persons could have a materially adverse effect on our business, prospects results of operations and financial performance. The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. There is no assurance that we will always be able to locate and hire all the personnel that we may require. Where appropriate, we engage with consulting and service companies to undertake some of the work functions.

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

We may become party to legal claims arising in the ordinary course of business. There can be no assurance that unforeseen circumstances resulting in legal claims will not result in significant costs or losses. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations. Even if we prevail in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition. In the event of a dispute arising in respect of our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States of America, South Africa, Zimbabwe, Canada, the United Kingdom, Jersey Channel Islands or international arbitration. The legal and political environments in which we operate may make it more likely that laws will not be enforced and that judgments will not be upheld. If we are unsuccessful in enforcing our rights under the agreements to which we are party to or judgments that have been granted, or if laws are not appropriately enforced, it could have a material adverse effect on our business, results of operations and financial performance.

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

In 2018, a training facility (called the Nyanzvi initiative) was established at Blanket using dedicated facilities and specially trained facilitators. A total of 120 senior supervisors participated in the Nyanzvi initiative during the last quarter of 2019, with the heads of departments at Blanket completing the programme in January 2020, thereby completing the training of Blanket’s workforce as was required. As a result of this increased focus on safety training, there were no fatal accidents in 2019, and the total number of accidents was reduced from 45 in 2018 to 31 in 2019. Safety training is an ongoing exercise and it will remain an area of focus for the Company. There is no assurance, however, that future changes in EH&S, if any, will not adversely affect our exploration and development programs or our operations. There are no assurances that regulatory and environmental approvals required under EH&S will be obtained on a timely basis or if at all. A breach of EH&S may result in the temporary suspension of operations, the imposition of fines, other penalties (including administrative penalties and regulatory prosecution), and government orders, which could potentially have a material adverse effect on operations.

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

We continually seek to replace and expand our reserves through the exploration of our existing properties and may expand through acquisitions of interests in new properties or of interests in companies that own such properties. Acquisitions involve a number of risks, including: the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; the possibility that we may pay more than the acquired company or assets are worth; the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of integrating the operations and personnel of an acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; the inability to integrate, train, retain and motivate key personnel of an acquired business; and the potential disruption of our ongoing business and the distraction of management from its day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and may have a material adverse effect on our business, results of operations and financial performance.

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

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be subject to additional restrictions on offers and sales of securities outside the United States and would have to comply with the generally more restrictive Regulation S requirements under the Securities Act that apply to U.S. domestic issuers, which could limit our ability to access capital markets in the future. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make our shares less attractive to investors and, as a result, adversely affect the price of our shares and result in a less active trading market for our shares.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies. For example, we have qualified for an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our shares less attractive because of our reliance on some or all these exemptions. If investors find our shares less attractive, it may adversely impact the price of our shares and there may be a less active trading market for our shares.

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

Our mineral reserve figures described in this document are management’s best estimates and are reported in accordance with the requirements of Industry Guide 7 (“IG 7”) of the SEC. These estimates may not reflect actual reserves or future production. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the gold price declines, or if our labor, consumable, electricity and other production costs increase or recovery rates decrease, it may become uneconomical to recover our reserves. Under these circumstances, we would be required to re-evaluate our reserves. The reserve estimates are based on drilling results and because unforeseen conditions may occur, the actual results may vary from the initial estimates. These factors could result in reductions in our reserve estimates, which could in turn adversely impact the total value of our business.

There are differences in IG 7 and Canadian reporting of mineral reserves and mineral resources.

From time to time, we also report mineral resources in accordance with the Canadian requirements outlined in Canadian National Instrument 43-101 which are not directly comparable to IG 7 mineral reporting and disclosure requirements. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and sometimes used by the Company pursuant to Canadian National Instrument 43-101; however, these terms are not defined terms under IG 7 and historically have not been permitted to be used in reports and registration statements filed in accordance with IG 7. Investors are cautioned not to assume that any part of or all mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.

Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, IG 7 has historically only permitted issuers to report “resources” as in-place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in some of our reports may not be comparable to information made public in accordance with IG 7.

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

Accordingly, the information contained in some of the reports containing descriptions of the Company's mineral deposits may not be comparable to similar information made public in accordance with IG 7.

U.S. investors may not be able to enforce their civil liabilities against us or our directors and officers.

It may be difficult to bring and enforce suits against us, because we were amalgamated and exist under the laws of Jersey, Channel Islands and are situated in Jersey, Channel Islands and do not have assets located in the United States.

All our assets are located outside the United States and most of our directors and all of our officers are residents of countries other than the United States. As a result, it may be difficult for investors to effect service of process on us or these non-United States resident persons within the United States or to rely in the United States upon judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws against us or our officers and non-United States resident directors.  In addition, our U.S. shareholders should not assume that the courts of Jersey, Channel Islands (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

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

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwean company, Caledonia Holdings Zimbabwe (Private) Ltd (“CHZ”) that held 100% of the shares of Blanket Mine. The purchase consideration was $1,000,000 and 20,000,000 shares of Caledonia. The Company acquired all the assets and assumed all the liabilities of CHZ.

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

The addresses and telephone numbers of Caledonia’s principal offices are:

Registered and Head Office	African Office - South African Subsidiaries

Caledonia Mining Corporation Plc	Caledonia Mining South Africa Proprietary Limited
B006 Millais House, Castle Quay, St Helier	4th Floor, 1 Quadrum office park
Jersey, Channel Islands	Johannesburg, Gauteng, 2198
JE2 3EF	South Africa
(44) 1534 679 800	(27) 11 447 2499

Indigenization of Blanket Mine

On February 20, 2012 certain companies within Caledonia’s group of companies (the “Group”) announced that they had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenization and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a transactional value of $30.09 million. Pursuant to the above, the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the NIEEF for $11.74 million;
•	sold a 15% interest to Fremiro, which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

Following completion of the underlying subscription agreements, advances were made to NIEEF and the Community Trust against their rights to receive dividends declared by Blanket Mine on their shareholdings as follows:

•	a $1.8 million payment to NIEEF on or about June 21, 2012;
•	a $2 million payment to the Community Trust on or before September 30, 2012;

•	a $1 million payment to the Community Trust on or before February 28, 2013; and
•	a $1 million payment to the Community Trust on or before April 30, 2013.

Advances made to NIEEF as an advanced dividend loan were settled through dividend repayments in 2014. Refer to note 6 of the Consolidated Financial Statements for the outstanding balance of the advanced dividend loan with the Community Trust.

The Group facilitated the vendor funding of these transactions and the advanced dividend loans which are repaid by way of dividends from Blanket Mine. 100% of dividends declared by Blanket Mine as payable to the Community Trust were used to repay its advanced dividend loan although Blanket has recently agreed that from the beginning of 2020 80% of dividends declared by Blanket Mine will be used to repay such loan and the remaining 20% will unconditionally accrue to the Community Trust, which is the same arrangement that applies to the other indigenous shareholders. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. Subsequent to the indigenization transactions the facilitation loans relating to the Group were transferred as a dividend in specie to the Company.

On June 23, 2017, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached agreement to change the interest terms of the facilitation and advanced dividend loan agreements. The agreements changed the interest rate from the previously agreed 12-month LIBOR + 10% to the lower of a fixed 7.25% per annum, payable quarterly or 80% of the Blanket Mine dividend in the quarter. The modification was considered beneficial to the indigenous shareholders and gave rise to an equity-settled share-based expense of $806,000 on June 23, 2017 when all parties reached agreement to modify the interest charged. It was agreed that the interest change was to be applied to the facilitation and advanced dividend loan balances from January 1, 2017.

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 declared a relaxation in the indigenization policy which, amongst other things, included the removal of an indigenization requirement for gold mining companies. These pronouncements were passed into law in March 2018. In light of the changed legislation, on November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.667 million to be settled through a combination of the cancellation of the loan between the two entities (which stood at $11.467 million as at June 30, 2018) and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction on January 20, 2020, Caledonia owned 64% in Blanket and Fremiro held approximately 6.3% of Caledonia’s shares. The Company is also evaluating the potential to buy NIEEF’s shareholding in Blanket. There is no certainty that agreement will be reached on a transaction in respect of NIEEF’s shareholding.

Capital Investment

The main capital development project is the central shaft at the Blanket Mine (“Central Shaft”) which will allow for three new production levels below the current operations; a fourth level is intended to be added in due course via a decline construction. Shaft sinking commenced in early 2015 and the shaft reached its target depth of 1,204 metres (approx. 4,000 feet) in July 2019. Work on equipping the shaft has commenced and it is expected to be commissioned in the last quarter of 2020 after which production ramp-up can commence: production in 2021 is expected to be approximately 75,000 ounces, increasing to the target rate of 80,000 ounces in 2022.

Work on underground development was hampered by the unstable electricity supply which has caused frequent power interruptions and by systemic power outages due to the general lack of electricity in Zimbabwe. In November 2019 further diesel generators were installed so that work at Central shaft can continue uninterrupted throughout any interruptions to the electricity supply from the grid.

In addition to the Central shaft, work continued on decline developments at the AR South, AR Main and Eroica ore bodies, preparations commenced for a further decline at the Blanket orebody and work continued on haulages on the 870m level. In total 417 meters of development were achieved in the last quarter of 2019.

Total cash capital expenditure increased to $20,240,000 (2018: $20,192,000; 2017: $21,639,000). Significant projects on which capital expenditures were incurred in 2019 included:

•	Central shaft – $12.5 million
•	Oxygen plant - $1.6 million
•	Deep drilling – $574,262
•	Underground equipment - $465,020
•	Load Haul Dumpers - $413,000

Capital projects and expenditures are further analyzed under Item 4.B Mining Operations and note 18 of the Consolidated Financial Statements.

Eersteling Gold Mining Company Limited

On May 31, 2018 the Group entered into an amended share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares and claims of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary previously consolidated as part of the Group, that has been on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3 million which would be settled by three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all conditions for the sale were met and the Group transferred the registered and beneficial ownership of Eersteling to SH Minerals. During 2019, the ZAR equivalent of $1 million was received and the ZAR equivalent of approximately $0.9 million was received post year-end as payment towards the next instalment of the purchase price with the remainder of that instalment expected to be received shortly.

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (http://www.caledoniamining.com).

B.	Business Overview

Description of Our Business

Caledonia’s primary focus is the operation of a gold mine and the exploration and development of mineral properties for precious metals. Caledonia’s activities are focused on Blanket Mine in Zimbabwe. The Company’s business during the last three completed fiscal years has been focused primarily on increasing production to 80,000 oz. of gold by 2022 through its investment plan.

Total gold production at Blanket Mine for 2019 was 55,182 oz. (2018: 54,511 oz.; 2017: 56,133 oz.). In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Gold producers compete globally based on their operating and capital costs. Certain gold producers benefit from their ability to produce other minerals in commercial quantities as by-products. Caledonia derives approximately 0.1% of its revenues from silver, which is insignificant. 100% of Blanket’s revenues over the last three years was derived from its operations in Zimbabwe.

Blanket Mine’s available reserves are disclosed under Item 4.D under the subheading of “Mineral Reserve Calculations”.

Mining Operations

On November 3, 2014 Caledonia announced the investment plan and production projections for the Blanket Mine. The objectives of the investment plan are to improve the underground infrastructure and logistics to allow efficient and sustainable production build-up.

Continued exploration over the last three years has improved the understanding of the ore bodies below 22 level (750 metres) and has resulted in a further increase in resources below 750 meters. Progress on implementing the Central Shaft has been adversely affected by an increase in the incidence of power interruptions due to the instability of the incoming grid power. Due to these delays and to ensure that the completion of the equipping of the shaft does not delay the planned production build-up, the vertical shaft sinking terminated at 1,204 metres to add three new production levels below 750 metres. A fourth production level is intended to be added via a decline construction in due course. The decline is expected to allow production from below 34 level (1,110 metres) to commence in mid-2024, which is the same as if the shaft had been extended to 38 level. Further progress on the Central Shaft depends on the continued availability of enough foreign exchange. The investment plan provides for a proposed investment of approximately US$21.5 million for 2020 and US$23 million in 2021 and 2022.

Caledonia’s exploration activities are focused on the growth and development of Blanket Mine. There was no deep exploration drilling in the fourth quarter of 2019 as all the available drilling sites had been drilled out in accordance with the annual budget. 9,824 meters were drilled in 2019 compared to 18,551 meters in 2018. Deep level exploration drilling will re-commence after the Central Shaft and the related development has been completed to provide access to new drilling positions.

In January 2020, Ms. Janet Hobkirk joined the Group as Group Mineral Resource Manager. Ms. Hobkirk will be responsible for driving exploration activities both at Blanket and for any new properties that are under investigation by the Group.

Metallurgical Process

Metallurgical plant – Blanket Mine

Average plant recovery was 93.4% for 2019, compared to 92.3% in 2018 (2017: 93.4%).

Recoveries improved following the commissioning of the new oxygen plant in October 2019. A full assessment of the effect of the new oxygen plant can only be made after the introduction of an upgraded oxygen sparging system in the first quarter of 2020. The new oxygen sparging system will assist in maintaining recoveries as the tonnages increase in 2021 and thereafter. In 2019 the oxygen plant has resulted in a reduction in cyanide consumption which reduced from 0.88kg per tonne milled before the plant was commissioned to 0.79 kg per tonne milled by the end of the fourth quarter of 2019.

Safety, Health and Environment

The following safety statistics have been recorded for the year 2019 and the preceding two years.

Classification	2017	2018	2019
Fatal	2	2	-
Lost time injury	6	5	3
Restricted work activity	21	16	17
First aid	11	9	-
Medical aid	30	13	11
Occupational illness	1	-	-
Total	71	45	31
Incidents	41	33	54
Near misses	21	11	22
Disability Injury Frequency Rate	0.320	0.270	0.12
Total Injury Frequency Rate	2.94	1.71	1.2
Man-hours worked (thousands)	4,874	5,254	5,174

In 2018 a training facility (called the Nyanzvi initiative) was established at Blanket using dedicated facilities and specially trained facilitators. 120 senior supervisors participated in the Nyanzvi initiative during the fourth quarter of 2019 and the heads of departments at Blanket completed the programme in January 2020 thereby completing the training of Blanket’s entire workforce. As a result of this increased focus on safety training, there were no fatal accidents and the number of accidents reduced from 45 in 2018 to 31 in 2019. Safety training is an ongoing exercise and it will remain an area of focus for management.

The Group takes the safety of its employees very seriously and, accordingly, measures have been taken to instill adherence to prescribed safety procedures.

Exchange Controls, Social Investment and Contribution to the Zimbabwean Economy

Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa. The Company obtained necessary approvals from both the RBZ and the Reserve Bank of South Africa to transfer foreign currency during the fiscal year 2019.

Additionally, Blanket Mine’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket Mine’s employees, the payments made to the Community Trust in terms of Blanket Mine’s indigenization, and payments of royalties, taxation and other non-taxation charges to the Zimbabwe government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government ($’000’s)
	Community and Social Investment	Payments to Zimbabwe Government	Total
Year 2017	5	11,988	11,993
Year 2018	4	10,140	10,144
Year 2019	47	10,357	10,404

General Comments

Caledonia’s activities are centered on Zimbabwe and occur year-round. Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time. However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations. All mining and exploration activities are conducted under the various economic, mining and environmental regulations of the country where the operations are being carried out. It is always Caledonia’s standard that these regulations are complied with by Blanket Mine. Caledonia has not experienced a shortage of availability of raw materials or significant price volatility.

Investors should recognize that Blanket’s ability to implement its investment programme and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalise cash from Zimbabwe.

C.	Organizational Structure

The Company has the following organizational structure as at March 30, 2020:

D.	Property, Plant and Equipment

(a)	Zimbabwe:

The Company indirectly owns 64% of the shares of Blanket Mine after the purchase of Fremiro’s 15% shareholding became effective in January of 2020. The Blanket Mine is fully equipped with all the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the mine.

For a detailed breakdown of the property, plant and equipment and encumbrances thereon refer to note 18 of the Consolidated Financial Statements. The property, plant and equipment of the Group is predominantly held in Zimbabwe and the continued implementation of the investment plan is expected to increase the property, plant and equipment of the Group. The investment plan is expected to be funded with existing cash, a term loan, an overdraft facility and cash generated from operating activities. The investment plan is expected to be completed in 2021.

(b)	South Africa:

Refer to Item 4.A “History and Development of the Company” concerning the sale of Eersteling.

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

Zimbabwe Craton Relative to Other Cratons

Overview of the Project Geology

The Blanket Mine is situated on the north-western limb of the Archaean Gwanda Greenstone Belt. Several other gold deposits are situated along the same general strike as the mine. Approximately 268 mines operated in this greenstone belt at one stage; however, the Blanket Mine is one of the few remaining operational mines. At Blanket Mine, the rock units strike north−south, and generally dip steeply to the west.

Local Property Geology

The local geology consists of the Felsic Unit made up of, largely, quartz and quartz-sericite schists overlain by the Mafic Unit. The lower zone of the Mafic Unit comprises ultramafics and banded iron formations which host the orebodies of the Vubachikwe mine, that is located south of Blanket. The upper zone of the Mafic Unit is made up of massive to pillowed basaltic lavas with intercalations of interflow sediments now showing as cherty argillites (locally commonly referred to as Black Markers) and this hosts the Blanket complex orebodies. The Blanket orebodies are in an orogenic setting with hydrothermal mineralization hosted in selected shears of country basaltic metavolcanics. This package is intruded by a younger and seemingly barren olivine-gabbro sheet. The sequence is capped by an Intermediate Unit comprising andesitic lavas with amphibole feldspar schists.

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

Longitudinal Section of Blanket Mine

Blanket Mine Longitudinal Section Showing Production Areas

Dormant old workings include Sabiwa, Jean, Provost, Redwick, Old Lima, and Smiler. The latter group of mines form the northern continuation of the Vubachikwe zone and are hosted by BIFs. The mafic unit which hosts the gold mineralisation is, for the most part, a metabasalt with occasional remnants of pillow basalts. Regionally, the rock is a fine-grained massive amphibolite with localised shear planes. A low angle transgressive anastomosing shear zone (up to 500 m wide cutting through the mafic zone) is the locus of the gold ore shoots. The shear zone is characterised by a well-developed fabric and the presence of biotite. A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to Smiler. The sill does not cause a significant displacement and although it truncates the ore shoots, there is continuity of mineralisation below the sill. The upper zone comprises massive to pillowed lavas with intercalations of interflow sediments.

Geology of the Project Area

The gold deposits are found around a low-angle transgressive shear zone. A simplified stratigraphic column for the Blanket Mine is shown in the following figure.

Stratigraphic Column

UNIT
ZONE
METRES (x 100 meter)
STRATIGRAPHY
DESCRIPTION
INTRMEDIATE
MAFIC
FELSIC
UPPER
LOWER
2
1
0
ANDESITIC LAVAS AND INTERCALATED AMPHIBOLE FELDSPAR SCHISTS (GREYWACKES]
GABBRO SILLS (SUBVOLCANIC INTRUSIVES)
GABBRO SILLS (SUBVOLCANIC INTRUSIVES)
LIMA
DEFORMATION ZONE
BLANKET
MASSIVE AND PILLOWED BASALTIC LAVA WITH INTERCALATED BLACKMAKERS
VUBACHIKWE
BANDED IRON FORMATIONS BASALTIC AND PERIDOTITIC LAVAS ULTRAMAFIC SCHISTS
? THRUST ?
SERICITE SCHISTS, QUARTZ-SERICITE SCHISTS
QUARTZ SCHISTS, QUARTZITE
FELSIC LAPILLI-TUFF, AGGLOMERATE
Source: Applied Geology Services

Stratigraphic Column

Status of Exploration

The Blanket Mine is a producing operation. Exploration activities are carried out both on and off the mine. Mine exploration takes place mostly underground on the producing claims and is aimed at expanding the lateral and depth extension of the known ore bodies which are being mined, as well as searching for potential additional orebodies. Near-mine exploration takes place on satellite properties that are currently non-producing assets, which have the potential to yield new sources of ore and possibly give rise to new mines.

The mine’s exploration title holdings are in the form of 358 registered mining claims and a 2,120 ha mining lease (registered number 40) in the Gwanda Greenstone Belt. These claims include a small number under option and cover an area of approximately 3,500 ha.

The blocks of claims pegged as follows:

•	348 are registered as precious metal (gold) blocks covering 2,818ha.; and
•	10 claims were pegged and are registered as base metal (Cu, Ni, As) blocks, covering an area of 721 ha.

9,824 metres were drilled in the year compared to 18,651 in 2018 and 24,930 metres in 2017. Drilling during 2019 was targeted at Blanket section, AR South (North-South and East-West Limbs) and Eroica between 22 (750 metres) and 34 (1,110 metres) levels. The reduction in drilling metres in 2019 was in line with budget and directly related to the availability of drilling platforms. Exploration drilling will ramp up in relation to the Central Shaft equipping and the related development completion which will provide access to new drilling platforms.

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

The mineral reserves information is from Blanket’s current life-of-mine plan, using an internal reserve update as at August 31, 2017. Refer to our technical report dated February 13, 2018 entitled “National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (Updated February 2018), a copy of which was filed by the Company on SEDAR on March 2, 2018 for key assumptions, parameters, and methods used to estimate the mineral reserves and risks that could materially affect the potential development of the mineral reserves.

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

Access to the Property, Power and Water Supply

Access to the Blanket Mine is by an all-weather single lane tarred road from Gwanda. Gwanda is linked by national highways to Bulawayo, Harare and the Beitbridge Border post. Earlier, Zimbabwe had good road infrastructure. However, lack of investment over the past ten to fifteen years resulted in its deterioration; substantial investment is required country-wide. The railway line connecting the Zimbabwean national network to South Africa passes through Gwanda. An airstrip for light aircraft is located 5 km to the northwest of the town. Blanket power is supplied primarily from ZESA. Blanket also has a combined 18MW of installed stand-by diesel generating capacity which is sufficient to allow all mining and processing activities and shaft-sinking work at the Central Shaft to continue if there are any interruptions to the ZESA supply. Water to the mine and its township is supplied through the Mtshabezi river, on-mine boreholes and the Gwanda municipality.

Caledonia’s approach to the electricity situation is threefold:

i.	continue to engage constructively with ZESA with the objective of securing cheap, reliable and stable power from the grid. This includes agreeing a realistic electricity pricing formula in the context of the current monetary conditions; assisting ZESA to repair and maintain its equipment and participating in an industry-wide scheme to import power. On August 9, 2019 Blanket signed a new power supply agreement in terms of which Blanket will receive uninterrupted power in return for a US Dollar-denominated tariff which, although cheaper than the tariff which prevailed until December 31, 2018, is still sufficient to allow ZESA to import power so that (subject to the availability of power in neighboring countries) it can keep its supply commitment to the participants in the scheme. This arrangement has worked reasonably well, although Blanket continues to experience less severe outages during periods when South Africa’s electricity system has come under pressure;

ii.	increase Blanket’s standby diesel generating capacity. Blanket commissioned a further 6MW of diesel generators in the fourth quarter of 2019 and it now has 18MW of installed diesel generators which is enough to maintain production and allow work to continue on the Central Shaft. However, diesel generators are not a long-term solution to the electricity problem: diesel power is expensive and requires large quantities of diesel which is environmentally damaging and is not always easily available; and

iii.	explore the installation of a solar power plant to supply some or all of Blanket’s requirements. Management is currently completing financial and technical evaluations of a solar project and has received a generating license so that it can move quickly if the evaluations indicate that a solar project will be cost-effective. Caledonia ran a tender process during late 2019 to identify a party either to build the solar plant for Caledonia or to own and operate the solar plant and sell the power to Blanket. Caledonia and its advisers are currently evaluating the proposals it has received from interested parties and is considering various funding options.

Blanket Claims

Blanket Mine's exploration interests in Zimbabwe include operating claims (i.e. on-mine), non-operating claims and a portfolio of brownfield exploration projects ("Satellite Prospects").

Blanket Mine operates under a mining lease with registered number 40 issued under the Mines and Minerals Act of 1961 (Chapter 21:05). A copy is exhibited at Exhibit 4.9.

The mine’s claims under the lease cover an area of 2,120 hectares, and include Lima, Sheet, Oqueil, Feudal, Sabiwa, Jethro, Harvard and Blanket claims..

Blanket Mine also has a number of registered claims, not incorporated under the lease, which include Oqueil, Valentine, Sheet, Mbudzane, Mascot, Vulture, Abercorn, Rubicon and others.

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

The Blanket Mine is currently 64% indirectly owned and operated by Caledonia, which initially completed the purchase of the mine from Kinross on 1 April 2006. The Blanket Mine re-started production in April 2009 after a temporary shut-down due to the economic difficulties in Zimbabwe.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5- OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our financial statements have been prepared in accordance with IFRS. Our discussion contains forward-looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A.	Operating Results

The key drivers of our operating results and principal activities are:

•	revenue, which is influenced by:
° the price of gold, which fluctuates in terms of the realized USD gold price obtained; and
° our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operation;
•	our cost of producing gold; and
•	other significant matters affecting profitability.

Revenue

Revenue increased to $75,826,000 in fiscal year 2019 from $68,399,000 in fiscal year 2018 (2017: $69,762,000). Gold produced was 55,182 oz. (2018: 54,511 oz.; 2017: 56,133 oz.) although the amount sold during 2019 was slightly less than in 2018 (see below). The increase in revenue was principally due to an increase in the average realized gold price received to $1,382 per oz. (2018: $1,245 per oz.; 2017; $1,243 per oz.).

Gold price

Average realized gold price per ounce is a non-IFRS measures which management believes assists the stakeholders in understanding the average price obtained for an ounce of gold.

Our revenues are derived from the sale of gold produced by the Blanket Mine. As a result, our revenues are directly influenced by the average realized gold price obtained from the sale of gold. The gold prices obtained may fluctuate widely and are influenced by factors beyond the control of the Company. The table below indicates the average realized gold price per ounce obtained for the 2019, 2018 and 2017 fiscal years.

$’000	2017	2018	2019
Revenue (IFRS)	69,762	68,399	75,826
Revenue from silver sales	(74)	(61)	(64)
Revenue from gold sales	69,688	68,338	75,762
Gold ounces sold	56,059	54,899	54,801
Average realized gold price per ounce	1,243	1,245	1,382

Gold produced

Tonnes milled, average grades, recoveries and gold produced are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz.)
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,518
Quarter 3	2017	136,064	3.52	93.6	14,396
Quarter 4	2017	150,755	3.62	93.6	16,425
Year	2017	547,207	3.41	93.4	56,133
Quarter 1	2018	123,628	3.48	93.4	12,924
Quarter 2	2018	132,585	3.19	92.8	12,657
Quarter 3	2018	151,160	3.12	92.6	13,978
Quarter 4	2018	153,540	3.27	92.8	14,952
Year	2018	560,913	3.26	92.9	54,511
Quarter 1	2019	122,389	3.26	93.4	11,948
Quarter 2	2019	136,262	3.11	93.2	12,712
Quarter 3	2019	142,706	3.19	93.2	13,646
Quarter 4	2019	155,389	3.61	93.8	16,876
Year	2019	556,746	3.26	93.4	55,182

Ounces produced increased by 1% mostly due to the increased recovery that improved as a result of the oxygen plant compared to 2018. Tonnes milled in the year were 0.8% lower than 2018. Mine production in the first part of 2019 was adversely affected by Zimbabwe’s economic difficulties and technical problems: mine production was lower than planned due to mining dilution, low employee morale because of Zimbabwe’s deteriorating economic climate and delays in procuring equipment and consumables because of the shortage of foreign exchange. Production in July and early August was hampered by sustained interruptions to the electricity supply and sporadic shortages of diesel.

The second half of 2019 saw a substantial improvement in production due to the following factors:

•	a new electricity tariff resulted in a cheaper and more reliable supply of imported electricity;

•	workers’ remuneration was revised so that they are better protected from inflation;

•	a revised bonus structure was implemented to incentivize individual teams;

•	new controls were introduced to minimize mining dilution and increase transparency in the daily targets for production teams;

•	on-mine supervision was strengthened; and

•	underhand stoping in narrow reef areas was re-introduced to reduce dilution with improved support in certain areas so that safety is not compromised.

Blanket’s improved operating performance resulted in a record level of production in the last quarter of 2019 which, in conjunction with a stronger gold price, resulted in a substantial improvement in gross profit. The strong operational performance achieved has continued into 2020 and gives grounds for confidence for future performance.

Production cost

Production cost includes salaries and wages, on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production cost for 2019, 2018 and 2017 is summarized below.

$ ‘000	2017	2018	2019
Salaries and wages	13,440	13,160	13,905
Cash-settled share-based payments (note 27.1 (a))	311	43	107
Consumable materials	9,916	12,143	13,020
Electricity costs	8,701	9,313	6,383
Site restoration	58	84	-
Pre-feasibility exploration cost	410	411	301
Safety	323	592	525
On mine administration	3,004	3,616	2,159
Other production cost	17	-	-
	36,180	39,315	36,400

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
ii.	All-in sustaining cost (“AISC”) per ounce, which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and reserve base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from unit awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “LTIPs”) less silver by-product revenue and the ECI; and
iii.	All-in cost per ounce, which shows AISC per ounce plus the additional costs associated with activities that are undertaken to increase production (expansion capital investment).

($’000’s unless otherwise indicated)
	2017	2018	2019
Production cost (IFRS)	36,180	39,315	36,400
Less exploration and site restoration costs	(933)	(1,003)	(826)
Cash-settled share-based payment expense - allocated to production cost	(311)	(43)	(107)
Other cost	563	(395)	212
On-mine production cost	35,499	37,874	35,679

Gold sales (oz.)	56,059	54,899	54,801
On-mine cost per ounce ($/oz.)	633	690	651

Royalty	3,498	3,426	3,854
ECI	(2,446)	(6,482)	(1,930)
Exploration, remediation and permitting cost	316	305	416
Sustaining capital development	3,509	2,154	565
Administrative expenses	5,911	6,465	5,637
Silver by-product credit	(74)	(61)	(64)
Cash-settled share-based payment expense	976	315	689
Cash-settled share-based payments expense - allocated to production cost	311	43	107
All in sustaining cost	47,500	44,039	44,953

Gold sales (oz.)	56,059	54,899	54,801
AISC per ounce ($/oz.)	847	802	820

Permitting and exploration expenses	183	132	132
Non-sustaining capital expenses	17,441	17,760	20,030
Total all in cost	65,124	61,719	65,115

Gold sales (oz.)	56,059	54,899	54,801
All in cost per ounce ($/oz.)	1,162	1,124	1,188

On-Mine costs

On-mine cost comprises labour, electricity, consumables and other costs such as security and insurance. Production costs are detailed in note 9 to the Consolidated Financial Statements. The on-mine cost per ounce of gold sold decreased compared to the 2018 due to the higher grade and higher recovery and lower costs of electricity and other costs, the combined effect of which was offset somewhat by higher labour and consumable costs.

The grade improved throughout 2019. A higher grade increases the ounces produced and reduces the on-mine cost per ounce which is generally related to tonnes of production – if each tonne mined and processed contains more gold, a higher grade will result in a lower cost per ounce even if costs remain unchanged.

Labour costs in 2019 were higher than previous years due to production bonuses paid out in the latter part of 2019 and additional staff recruitment required to enable the planned production increase in 2021.

Consumable costs for 2019 were higher than in the comparable years due to the increased cost of maintaining the underground trackless equipment; consumable costs for 2019 also increased due to the increased consumption rate for cyanide before the commissioning of the new oxygen plant in October 2019.

The electricity cost in 2019 was lower due to the implementation of the new power supply arrangements from mid-August. The lower cost for 2019 was also the result of the low US-Dollar denominated cost of power arising in the first half of 2019 when the cost of Blanket’s grid power was denominated in local currency which depreciated substantially against the US Dollar.

Other costs comprise a small component of on-mine costs; these costs were reduced in 2019 as they are largely denominated in local currency which depreciated substantially against the US Dollar.

All-in sustaining costs

All-in sustaining costs for the previous year and for the comparable quarter were reduced by $4.5 million and $1.8 million respectively due to other income received in terms of the ECI and gold support price. On a cost per ounce basis, the benefit of these were $118 per ounce for 2018 and $126 per ounce for the comparable quarter. After adjusting prior periods for the benefits arising from these, all-in sustaining costs for 2019 were approximately 10% lower than the previous year. The reduction is due to lower on-mine costs as discussed above, lower administrative expenses and lower sustaining capital expenditure. Administrative expenses which are detailed in note 13 to the Consolidated Financial Statements were reduced due to inter alia lower expenditure on investor relations, listing fees and reduced costs associated with Eersteling following its sale.

All-in costs

All-in costs include investment in expansion projects which remained at a high level due to the continued investment at Blanket.

Other significant matters affecting profitability

Foreign exchange gains

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ on the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 16.77 RTGS$ to 1 US Dollar as at December 31, 2019. On June 24, 2019 the Government issued S.I. 142 which stated “Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of the Consolidated Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below.

The table below illustrates the effect the weakening of the RTGS$ and other non-RTGS$ currencies had, against the US Dollar, on the statement of profit or loss and other comprehensive income.

	2017	2018	2019

Unrealized Foreign exchange (loss)/gain	(379)	230	31,411
Realised foreign exchange (loss)	(1)	(7)	(1,750)
Net foreign exchange (loss)/gain	(380)	223	29,661

Sale of Eersteling

On May 31, 2018 the Group entered into an amended share sale agreement with SH Minerals to sell the shares and claims of Eersteling. The amended share sale agreement allowed for a purchase price of $3 million which would be settled by three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all suspensive conditions for the sale were met and the Group transferred the registered and beneficial ownership of Eersteling to SH Minerals. During 2019, the ZAR equivalent of $1 million was received and the ZAR equivalent of approximately $0.9 million was received post year-end as payment towards the next instalment of the purchase price with the remainder of that instalment expected to be received shortly.

Refer to note 22.1 of the Consolidated Financial Statements for the detail on the sale of the subsidiary.

Administrative expenses

Administrative expenses decreased by 12.8% from the previous year, principally due to a decrease in investor relations and listing related fees. Administrative expenses are further analyzed in note 14 of the Consolidated Financial Statements.

Government grant – Gold sale export incentive

From May 2016 the Reserve Bank of Zimbabwe announced an export credit incentive (“ECI”) on the gold proceeds received for all large scale gold mine producers. On January 1, 2018 the ECI decreased from 3.5% to 2.5% and on February 1, 2018 increased to 10%. All incentives granted by the Zimbabwean Government were included in other income when determined receivable. All receipts were received in Blanket Mine’s RTGS$ account. In the monetary policy statement issued on February 20, 2019 the RBZ announced the cancellation of the ECI.

Government grant – Gold support price

From March 6, 2019 it became apparent that Blanket Mine’s sales proceeds received from Fidelity were calculated at a gross price of $44,000 per kilogram ($1,368.58 per ounce), which exceeded the prevailing London Bullion Market Association (“LBMA”) price. On May 12, 2019 the Company received confirmation from Fidelity of this windfall receipt, called the “gold support price”, which has been implemented to incentivise gold producers to increase gold production. The gold support price has not been increased as the LBMA gold price has subsequently increased above $1,368.58 per ounce.

Greenstone Retirement Fund pay-out

The Greenstone Retirement Fund (the “Fund”) was established with the aim to provide retirement benefits to employees of mines previously owned by Caledonia Mining South Africa Proprietary Limited. A surplus remained in the Fund after all members were retrenched or terminated in 1997 when the mines were closed. The Financial Services Board in South Africa appointed a tribunal that liquidated the Fund and concluded that the surplus of ZAR 3.6 million ($250,000) that remained in the Fund be paid out to the former employer. On October 25, 2019 the surplus was paid out to Caledonia Mining South Africa Proprietary Limited.

Gold hedge

The Company entered into a 5-month hedge in respect of 4,500 ounces of gold per month from February to June 2019 through the purchase of put options with a strike price of $1,250 per ounce. The gold price never went below $1,250 per ounce and the hedge was concluded at a cost of $324,000.

The Company entered a new hedge in November 2019 at a cost of $379,000. The new hedge was in the form of put options in respect of 4,600 ounces of gold per month for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At December 31, 2019 the mark-to-market valuation, that represents the fair value of the hedge, amounted to $102,000 (2018: Nil; 2017: Nil).

Both hedges were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The total expense of the derivative contracts amounted to $601,000 (2018: $360,000; 2017: Nil) for the year.

Share-based payment awards

Caledonia established its 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”) for grants after May 2015. Share options issued before May 2015 were issued in terms of a rolling stock option plan, which was superseded by the OEICP. In accordance with the previous plan, options were granted at an exercise price not less than the closing price of the shares on the TSX on the trading day prior to the grant date. Under the OEICP, options are granted on the same basis or, if greater, at not less than the volume-weighted average trading price of the shares on the TSX for the five trading days immediately prior to the grant date. In January 2020, the OEICP was amended to allow options and other awards made under the OEICP to be priced with reference also to the share price on the NYSE American or AIM (i.e. not just limited to the TSX). Options vest according to dates set at the discretion of the Compensation Committee or the Board of Directors at the date of grant. All outstanding option awards that have been granted pursuant to the plan vest immediately. All remaining options granted under the previous plan were exercised during fiscal year 2017.

The maximum term of the options under the OEICP is 10 years and under the rolling stock option plan was 5 years. The terms and conditions relating to the grant of options under the rolling stock option plan were that all options would be settled by physical delivery of shares.

Certain key management members have been granted Restricted Share Units (“RSUs”) and Performance Units (“PSUs”) pursuant to provisions of the OEICP. All RSUs and PSUs were granted and approved by the Compensation Committee of the Board of Directors.

The RSUs will vest three years after grant date given that the service condition of the relevant employees is fulfilled. The value of the vested RSUs will be the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP and in the award agreements, on date of settlement.

The PSUs have a service condition and a performance period of three years. The performance condition of the currently outstanding PSUs is a function of gold production and for PSUs that have now vested also included production cost and central shaft depth targets on certain specified dates. The number of PSUs that will vest will be the PSUs granted multiplied by a performance multiplier, which will reflect the actual performance in terms of the performance condition compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PSUs have rights to dividends only after they have vested.

RSUs and PSUs were originally granted to be settled in cash. On May 8, 2018 the Board approved amendments to the awards to allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2018: 85%; 2017: 94%) average performance multiplier was used in calculating the estimated liability. The liability as at December 31, 2019 amounted to $524,000 (December 31, 2018: $2,043). Included in the liability as at December 31, 2019 is an amount of $107,000 (December 31, 2018: $43,000; December 31, 2017: $311,000) that was expensed and classified as production costs; refer note 9. During the year PSUs and RSUs to the value of $2,243,000 vested of which $963,000 was issued as share capital.

An example award agreement for PSUs granted on January 11, 2019 as well as an addendum is disclosed as Exhibit 4.6.

On January 11, 2020 and January 19, 2020 an aggregate of 121,332 PSUs and 17,585 RSUs were awarded to executives as well as to certain senior management of the companies in the Group. An example of the award agreement is disclosed as Exhibit 4.7.

Caledonia Mining South Africa employee incentive scheme

From July 2017, Caledonia Mining South Africa Proprietary Limited granted 52,282 awards respectively to certain of its employees that entitle them to a cash pay-out at the Company’s share price on November 30 each year over a 3-year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £6.07 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $16,000 (December 31, 2018: $47,000) and the expense amounted to $73,000 (December 31, 2018: $97,000; December 31, 2017: $123,000) for the year ended December 31, 2019.

Adjusted earnings per share

“Adjusted earnings per share” is a Non-IFRS Measure which management believes assists investors in understanding the Company’s cash-based performance of core business activities. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the Consolidated Financial Statements which have been prepared under IFRS and adjusts for deferred tax and non-core business activities.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)

	*2017	*2018	2019
Profit for the period (IFRS)	11,896	13,756	50,401
Non-controlling interest share of profit for the period	(2,512)	(2,990)	(8,383)
Profit attributable to owners of the Company	9,384	10,766	42,018
Blanket Mine Employee Trust adjustment	(210)	(280)	(986)
Earnings (IFRS)	9,174	10,486	41,032
Weighted average shares in issue	10,607	10,603	10,742
IFRS EPS (cents)	86	99	382

Add back/(deduct) amounts in respect of foreign exchange gains and losses:
Realised net foreign exchange losses	1	5	1,648
- less tax	-	(1)	(414)
- less non controlling interest	-	(1)	(198)
Unrealized net foreign exchange losses/(gains)	379	(230)	(31,309)
- less tax	(97)	55	519
- less non controlling interest	(62)	16	5,000
Adjusted IFRS profit excl. foreign exchange	9,395	10,330	16,278
Weighted average shares in issue	10,607	10,603	10,742
Adjusted IFRS EPS excl foreign exchange (cents)	89	97	152

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	210	280	986
Deferred tax	3,696	3,607	2,460
Deferred tax net of non controlling interest	(691)	(601)	(477)
Hedge loss	-	360	601
Equity-settled share-based expense	806	14	-
Profit on sale of subsidiary	-	-	(4,409)
Adjusted profit	13,416	13,990	15,439
Weighted average shares in issue (m)	10,607	10,603	10,742
Adjusted EPS (cents)	126	132	144

*Restated period and numbers for the reversal of realised foreign exchange and the reversal of Blanket Mine Employee Trust adjustment.

B.	Liquidity and Capital Resources

Cash and cash equivalents

$’000	2017	2018	2019
Bank balances	13,067	11,187	9,383
Cash and cash equivalents in the statements of financial position	13,067	11,187	9,383
Bank overdraft used for cash management purposes	(311)	-	(409)
Cash and cash equivalents in the statements of cash flows	12,756	11,187	8,893

Blanket Mine has arranged unsecured overdraft facilities with the following banks and terms.

Overdraft facilities	Denomination RTGS$	Interest rate
Stanbic Bank	15,000,000	25%
First Capital Bank	10,000,000	26%

As at year end, Caledonia’s cash was held in the following jurisdictions:

$’000	2017	2018	2019
Jersey, Channel Islands	4,470	1,954	1,146
United Kingdom	369	1,311	1,735
South Africa	1,619	2,931	2,513
Zimbabwe (net of overdraft)	6,298	4,991	3,499
Total	12,756	11,187	8,893

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

As of December 31, 2019, Caledonia had a working capital surplus of $20,489,000 (2018: $15,970,000; 2017: $12,311,000). As of December 31, 2019, Caledonia had potential liabilities for rehabilitation work on Blanket (2019 and prior) and Eersteling in 2018 and 2017 – if and when those mines permanently close – at an estimated present value cost of $3,346,000 (2018: $3,309,000; 2017: $3,797,000). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration activities.

The Company’s primary objective with respect to its capital management is to ensure that it has enough cash resources to maintain its ongoing operations, to provide returns for shareholders, complete the investment plan and accommodate any asset retirement obligation. Refer to note 31 of the Consolidated Financial Statements for information on the type of financial instruments used and the maturity profiles thereof. Management believes that the current working capital and future production cash proceeds will be enough to meet its capital requirements.

It is intended that all the capital investment which will be required to fund the planned growth and development at Blanket Mine over the next 3 years will be funded by Blanket Mine’s internal cash flows and debt facilities.

Blanket foreign exchange approval requirements

Approval from the RBZ is required for the remittance of dividends declared from Zimbabwe, for the repayment of loans and advances from Blanket Mine to Caledonia and the repayment of capital and consumables purchased from Caledonia Mining South Africa Proprietary Limited. During 2019 Caledonia obtained the necessary approvals from the RBZ to obtain foreign currency to conduct normal business operations.

C.	Research and development, patents and licenses, etc

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D.	Trend Information

Production Guidance

Production for 2019 was 55,182 ounces, which exceeded the guidance range of 50,000 to 53,000 ounces due mainly to improved grade and recoveries. Refer to section 5A – gold produced for further discussion and detail of actual production.

Production guidance for 2020 is between 53,000 and 56,000 ounces.

Cost Guidance

The estimated on-mine cost for 2019 was in the range of $735 to $817 per ounce and the estimated AISC for 2019 was a range of $933 to $1,022 per ounce. The actual on-mine cost per ounce for 2019 was $651 and actual AISC per ounce for 2019 was $820 - lower than guidance. Costs were generally better than guidance due to higher than expected production (particularly arising from improved grade), a lower electricity cost and continued close attention to controlling costs.

On-mine cost guidance for 2020 is in the range of $693 to $767 per ounce; guidance for AISC is $951 to $1,033 per ounce. The guidance for on-mine cost per ounce is higher than the on-mine cost per ounce in 2019 because costs in early 2019 benefitted from a one-time reduction in the cost of electricity as a result of the depreciation of the local currency. On mine costs in 2020 are also expected to be higher than in 2019 due to higher maintenance costs for the underground fleet of trackless equipment which is used in the declines.

The guidance for AISC per ounce in 2020 is higher than AISC per ounce in 2019 – the increase is largely due to the projected increase in on-mine costs and the removal of the ECI.

Earnings Guidance

Guidance for adjusted earnings per share for 2019 was in the range of 86 to 117 cents per share. This guidance was issued in the MD&A published on March 20, 2019 and reflected the Company’s production and cost guidance and assumed a gold price for 2019 of $1,300 per ounce.

On January 30, 2020 the Company issued guidance for earnings per share for 2019 on an IFRS basis of between 380 to 400 cents per share and for earnings per share adjusted to remove net realized and unrealized foreign exchange profits of 155 to 175 cents per share. Actual earnings per share for 2019 on an IFRS basis were 382 cents per share and were towards the bottom end of the guidance range due to a revision in the calculation of the taxation charge, primarily relating to the appropriate exchange rate to apply in the calculation of the annual tax charge. Actual IFRS earnings per share adjusted to exclude foreign net realized and unrealized foreign exchange profits were 151 cents per share - slightly lower than the bottom end of the guidance range issued on January 30, 2021 due to the revision in the taxation charge. Adjusted earnings per share for 2019 excluding all foreign exchange gains and, inter alia, deferred tax and the proceeds of the sale of Eersteling were 144 cents.

Any outbreaks of contagious diseases and other adverse public health developments in countries where we operate could have a material and adverse effect on our business, financial condition and results of operations. For example, the recent outbreak of COVID-19 first identified in Wuhan, Hubei Province, China, has resulted in significant measures being implemented by governments of affected countries to control the spread of COVID-19, including restrictions on mobility and transportation. COVID-19 related restrictions and disruptions, including for employees, manufacturers, suppliers and customers across different industries, may negatively impact our business operations and therefore our financial results. In addition, COVID-19 may result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our ability to access or raise capital as and when needed for business operations.

The foregoing expected results for 2020 are subject to risks and uncertainties and actual results may be lower. See “Cautionary Note Regarding Forward-Looking Statements”.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements apart from the facilitation loans of $30.97 million which are not reflected as loans receivable for IFRS purposes (refer to note 6 of the Consolidated Financial Statements).

F.	Tabular Disclosure of Contractual Obligations

As at December 31, 2019, the Company had the following contractual obligations:

$’000	Payments due by period
Falling due	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade and other payables	8,697	-	-	-
Term loan facility	529	1,942	-	-
Provisions	124	708	144	2,370
Capital expenditure commitments	371	-	-	-
Total	9,721	2,650	144	2,370

Except for capital expenditure commitments, the contractual obligations in the table above are based on the classification requirements under IFRS.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following is a list of our current directors and the Group’s officers as of March 30, 2020.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Company position(s) held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 30, 2020
Steven Curtis Chief Executive Officer & Director Johannesburg, South Africa	Previous VP Finance and Chief Financial Officer. Director of the Company and director of certain of its subsidiary companies. Chief Executive Officer.	Director since 2008 Chief Executive Officer since 2014	164,882
Leigh Wilson Non-Executive Director & Chairman Stuart, Florida, USA	Chairman of the Victory Portfolios Winston Maritime LLC Stella and Hack Wilson Family Foundation Martin Health Foundation	Director since 2012	52,000
Nick Clarke Non-Executive Director East Molesey, United Kingdom	Chairman and former Chief Executive Officer of Central Asia Metals Plc.	Director since 2019	Nil
John Kelly Non-Executive Director New Canaan, Connecticut	Independent Trustee, The Victory Funds (From February 2015). Non-Executive Member of CrossRoad LLC (From May 2009). Partner, McCarvill Capital Partners (September 2016 to September 2017). Managing Partner, Endgate Commodities LLC (August 2014 to January 2016). Adviser, Endgate Commodities LLC (January to April 2016). Chief Operating Officer, Liquidnet Holdings Inc. (2011-2014).	Director since 2012	29,493
Johan Holtzhausen Non-Executive Director Cape Town, South Africa	Business consultant and Independent Director of DRDGOLD Limited.	Director since 2013	19,825

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Company position(s) held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 30, 2020
Dana Roets Chief Operating Officer Johannesburg, South Africa	Chief Operating Officer.	Chief Operating Officer since 2013	Nil
Mark Learmonth Chief Financial Officer & Director Jersey, Channel Islands	Vice-President of the Company focused on financial reporting, investor and shareholder relations and corporate development. Former Vice-President Business Development of the Company.	Chief Financial Officer since 2014, Director since 2015 and formerly Vice-President, Business Development since 2008	149,775
John McGloin Non-Executive Director Bishops Stortford, United Kingdom

Previous Executive Chairman and Chief Executive Officer of Amara Mining Plc. Current non-executive director of Perseus Mining Limited, non-executive chairman of Oriole Resources Plc and non-executive director of Amphi Capital Limited.

		Director since 2016	Nil
Maurice Mason VP Corporate Development and Investor Relations London, England	Previous Director at Equity Research for Stifel Nicolaus Europe Ltd. Research analyst, Peel Hunt LLP (2012-2015).	VP Corporate Development and Investor Relations since 2016	36,137
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands	Solicitor of the Supreme Court of England and Wales. Partner at Walkers and advocate of the Royal Court of Jersey.	General Counsel, Company Secretary and Head of Risk and Compliance since 2017	25,553

No family relationships exist between any of the Directors or senior management.

A brief profile of each of the Directors and the officers is given below:

Steven Curtis, CA (SA) – Director and Chief Executive Officer

Mr. Steven Roy Curtis is a Chartered Accountant with over 35 years of experience and has held a number of senior financial positions in the manufacturing industry. Before joining Caledonia in April 2006, he was Director Finance and Supply Chain for Avery Dennison SA and, prior to this, Financial Director and then Managing Director of Jackstadt GmbH South African operation. Mr. Curtis is a member of the South African Institute of Chartered Accountants and graduated from the University of Cape Town.

Mr. Curtis was appointed Vice-President Finance and Chief Financial Officer in April 2006 and served in the position until Dec 2014 when he was appointed as President and Chief Executive Officer.

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

The mutual fund complex is the largest client of Victory Capital Management high of Trustees of the mutual fund complex managed by Victory Capital Management, an independent investment management firm with total assets and advisement as of December 31, 2019 of $61.8 billion.

In March 2006, Mr. Wilson received the Mutual Fund Trustee of the Year Award from Institutional Investor Magazine. Between March 2008 and October 2008, Mr. Wilson was an Independent Non-Executive Director of the Company.

Nick Clarke - Non-Executive Director

Mr. Nick Clarke joined the Company’s board as a Non-Executive Director on September 23, 2019. Mr. Clarke, who is Chairman of Central Asia Metals PLC (AIM: CAML), is a highly experienced Chartered Engineer (CEng) with 45 years in the mining industry.  He has held senior positions in several resource companies and is well known as a successful executive in the sector having been involved in the construction of major mining projects and conducted several fundraisings on AIM and TSX.

He has an extensive background in managing AIM and TSX listed minerals companies including his current position as Chairman of Central Asia Metals PLC, where he was CEO from 2009 until 2016.  Between 2004 and 2008 he was Managing Director of Oriel Resources plc (AIM: ORI) and from 2006 to 2008 he was President and CEO of Lero Gold Corporation (TSX: LER). Mr. Clarke has significant experience as a non-executive director of a number of AIM and TSX listed resource companies having previously held non-executive directorships on the boards of Afcan Mining Corp. (TSX: AFK), Caledon Resources plc (AIM: CDN), Obtala Resources plc (AIM: OBT), Columbus Copper Corp (TSX: CCU) and Sunkar Resources plc (AIM: SKR).

Mr. Clarke is an Associate of Camborne School of Mines (ACSM). He is a trustee of the Camborne School of Mines Trust and is a member of the Institution of Materials Minerals & Mining (MIMMM).

John Kelly - Non-Executive Director

Mr. John Lawson Kelly has over 36 years of experience in the financial services industry in the U.S.A and international markets including emerging markets in Asia. Mr. Kelly is currently an Independent Trustee of the Victory Funds and a non-executive Member of CrossRoad LLC.  Within the last five years, Mr. Kelly has been a partner of McCarvill Capital Partners and EndGate Commodities LLC, an officer of Liquidnet Holdings, Inc. and a director of Liquidnet Europe Ltd.  Mr. Kelly is a graduate of Yale University and the Yale School of Management.

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

Dana Roets – Chief Operating Officer

Mr. Dana Roets is a qualified Mining Engineer and holds a B.Sc. Mining Engineering degree from Pretoria University (1986) and an MBA from the University of Cape Town (1995). Mr. Roets is a South African national with over 25 years of operational and managerial experience in the South African gold and platinum industries. He started his career with Gold Fields at the St Helena Gold Mine as a graduate trainee and progressed via various operational roles from being an underground shift boss to become Vice President and Head of Operations at Kloof Gold Mine in January 1999 at which time Kloof produced over 1,000,000 ounces of gold per annum. More recently, Mr. Roets was the COO at Great Basin Gold which had gold mining operations in the United States of America and South Africa.

Mark Learmonth – Director and Chief Financial Officer

Mr. John Mark Learmonth joined Caledonia in July 2008. Prior to this, he was a Division Director of Investment Banking at Macquarie First South in South Africa and has over 17 years of experience in corporate finance and investment banking, predominantly in the resources sector. Mr. Learmonth graduated from Oxford University and is a chartered accountant. He is a member of the Executive Committee of the Chamber of Mines, Zimbabwe and is also a member of the Gold Producers Sub-Committee.

Mr. Learmonth was appointed Vice-President Finance, Chief Financial Officer of the Company in November 2014. Mr. Learmonth was responsible for Investor Relations and Corporate Development of the Company until the appointment of Mr. Maurice Mason.

John McGloin - Non-Executive Director

John McGloin is the former Chairman and Chief Executive of Amara Mining and is currently a non-executive director of Perseus Mining Limited, the non-executive chairman of Oriole Resources Plc and a non-executive director of Amphi Capital Limited. Mr. McGloin joined Caledonia in August 2016. He is a geologist and graduate of Camborne School of Mines.

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

B.	Compensation

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(2)	(i)
					Annual incentive plans (1)	Long term incentive plans
Steven Curtis Chief Executive Officer	2019 2018 2017	459,900 450,000 428,637	200,391 80,562 363,948	- - -	- - -	- - -	- - -	70,000 45,000 48,000	730,291 575,562 840,585
Dana Roets Chief Operating Officer	2019 2018 2017	442,602 418,182 418,182	128,217 52,678 237,966	- - -	- - -	- - -	- - -	65,000 41,818 47,000	662,292 512,678 703,148
Mark Learmonth Chief Financial Officer	2019 2018 2017	433,942 410,000 410,000	163,350 43,267 229,218	- - -	- - -	- - -	- - -	65,000 41,000 44,000	662,292 494,267 683,218
Caxton Mangezi General Manager and Director of the Blanket Mine	2019 2018 2017	450,377 358,503 348,400	107,050 43,379 195,967	- - -	- - -	- - -	- - -	63,771 124,518 117,322	621,198 526,400 661,689
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance	2019 2018 2017	281,744 273,872 257,489	73,046 14,936 70,019	- - -	- - -	- - -	- - -	29,773 32,768 26,686	384,563 321,576 354,194
Maurice Mason VP Investor Relations and Corporate Development	2019 2018 2017	197,145 179,010 151,734	51,859 6,381 66,631	- - -	- - -	- - -	- - -	20,145 15,654 15,735	269,149 201,045 234,100

(1)	OEICP awards (also referred to herein as Long-term incentive plan or LTIPs) represents the non-cash expense amount as determined by the method described in note 27.1 of the Consolidated Financial Statements and are, following amendment to allow for settlement in shares as well as or instead of cash, considered to be share based awards . Note 27.1 (a) of the Consolidated Financial Statements indicates the amounts that settled during 2019.
(2)	Bonuses paid to directors and key management (Refer to note 35 of the Consolidated Financial Statements)

Non-executive director fees were paid in equal quarterly instalments in arrears during 2019. From January 1, 2019 to December 31, 2019 the approved non-executive director fees amounted to $55,000 p.a. payable to non-executive directors other than Mr. John McGloin who received $58,640 during the year and Mr. Nick Clarke who received $16,315 for his services from September 23, 2019.

Long term incentive plan

The following key management members were granted RSUs and PSUs, pursuant to the provisions of the OEICP. The outstanding RSUs and PSUs as at December 31, 2019 were as follows:

Key management member	Vesting date	RSUs	PSUs
Steve Curtis	2022/01/11	-	44,309
Dana Roets	2022/01/11	-	27,898
Mark Learmonth	2022/01/11	-	28,287
Caxton Mangezi	2022/01/11	-	23,533
Adam Chester	2020/01/19	5,052	17,774
Maurice Mason	2022/01/11		14,672
Total		5,052	156,473

For further detail on the RSUs and PSUs refer to note 27.1 (a) of the Consolidated Financial Statements.

Refer to Item 6.E for a breakdown of director equity options outstanding, these equity options and their grant dates.

Caledonia does not have a pension, retirement or similar benefits scheme for Directors.

C.	Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders. The officers hold their positions subject to being removed by resolution of the board of directors. The term of office of each director expires as of the date that an annual general meeting of the shareholders is held, subject to the re-election of a director at such annual general meeting. The following persons comprise the following committees:

Audit	Compensation	Governance	Nomination	Disclosure
J Holtzhausen	L Wilson	L Wilson	L Wilson	M Learmonth
J McGloin	J Kelly	J Kelly	J Holtzhausen	S Curtis
J Kelly	J Holtzhausen	J McGloin	J McGloin	J Holtzhausen
			N Clarke	L Wilson
J Kelly
D Roets
Technical	Strategic Planning			M Mason
J Holtzhausen	L Wilson			A Chester
D Roets	J Kelly
J McGloin	S Curtis
S Curtis	M Learmonth
N Clarke	D Roets
J McGloin
J Holtzhausen M Mason
N Clarke

Terms of reference of the Audit Committee are given in the charter of the Audit Committee, and the terms of reference of the Compensation Committee are given in the charter of the Compensation Committee. All charters of committees are available on the Company’s website or, on request, from the Company’s offices listed in this report.

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

Benefits upon termination are disclosed in note 33 of the Consolidated Financial Statements and an example contract is disclosed in Exhibit 4.2.

D.	Employees

The average, approximate number of employees, their categories and geographic locations for each of the last 3-years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location	2017	2018	2019
Total Employees
London, United Kingdom - Management and administration	1	1	1
Jersey, Channel Islands - Management and administration	3	3	3
South Africa - Management, procurement, administration and technical	14	15	13
Zimbabwe - Mine operations.(i)	1,410	1,445	1,569
South Africa (Eersteling)	1	1	-
Total Employees at all Locations	1,429	1,465	1,586

Management and Administration:

Employee Locations:	2017	2018	2019
London, United Kingdom - Management and administration	1	1	1
Jersey, Channel Islands - Management and administration	2	3	3
Zimbabwe - Mine operations	44	44	44
South Africa - Management, procurement, administration and technical	12	14	12
South Africa (Eersteling)	-	-	-
Total Management and Administration	59	62	60

E.	Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management as at March 30, 2020 were as follows:

	Number of shares	Percentage share holding
L Wilson	52,000	0.45%
S Curtis	164,882	1.43%
M Learmonth	149,775	1.30%
J. Kelly	29,493	0.26%
J Holtzhausen	19,825	0.17%
M Mason	36,137	0.31%
A Chester	25,553	0.22%
J McGloin	Nil	0%
N Clarke	Nil	0%
C Mangezi	Nil	0%
D Roets	Nil	0%
Total	477,665	4.15%

All of the shares held above are voting shares and do not have any different voting or other rights than the other outstanding shares of the Company.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors, officers and senior management members individually.

(b)	Share purchase options outstanding as of March 30, 2020:

Name		Exercise Price CAD	Expiry Date	Number of Options
DSA Corporate Services	Advisor	4.00	October 7, 2020	5,000
J McGloin	Non-Executive Director	11.50	October 13, 2021	18,000
J Staiger	Advisor	8.10	May 30, 2022	5,000
P Chidley	Advisor	*9.30	August 25, 2024	5,000
P Durham	Advisor	*9.30	August 25, 2024	5,000
TOTAL				38,000

*The exercise price of CAD$9.30 per share was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate at the date of grant (August 25, 2017).

In terms of the OEICP, the expiry of the options that expire in a closed period will be extended by 10 days from the cessation of the closed period.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the best of Caledonia's knowledge, as at March 30, 2020, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

Beneficial owner name	Number of Shares Held	Percentage of Issued Shares
Allan Gray (through two of its funds)	2,070,348	17.98%
Sales promotion Services S.A./ Heinrich Auwärter	848,773	7.37%
TD Ameritrade	884,647	7.68%
Fremiro	727,266	6.32%

All shareholders have the same voting rights as all other shareholders of Caledonia.

According to our share register and information received from our registrar on March 9, 2020 the shares of Caledonia (including those represented by depositary interests) were held in the following geographic locations:

Geographic Location	Number of Shares Held	Percentage of Issued Shares
United Kingdom	4,696,301	40.8%
USA	3,698,409	32.1%
Canada	2,360,744	20.5%
Zimbabwe	727,266	6.3%
Other	33,140	0.3%
	11,515,860	100%

Caledonia is not aware of any arrangement which may at some subsequent date result in a change of control of Caledonia.

B.	Related Party Transactions

No related party transactions exist, other than disclosed in note 35 of the Consolidated Financial Statements.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the audited Consolidated Financial Statements which comprise the consolidated statements of financial position as at December 31, 2019 and December 31, 2018 and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2019, December 31, 2018 and December 31, 2017.

Reference is made to page 69 where the Consolidated Financial Statements are filed as part of this Annual Report on pages F1 – F75.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2019 nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the twelve months ended December 31, 2019, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

Dividend policy

On January 3, 2020, the Company announced an increased quarterly dividend to 7.50 US cents (from the previous 6.875 US cents per share paid quarterly). The quarterly dividend of 7.50 US cents per quarter (payable at the end of January, April, July and October) represents Caledonia’s current dividend policy which is expected to be maintained.

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

The Company’s shares trade on the TSX and the NYSE American and depositary interests in its shares are admitted to trading on AIM.

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

The Company has a compensation committee that is currently composed of three independent directors.  The compensation committee makes recommendations to the board with respect to compensation, including bonuses, incentive stock options and securities of directors and executive officers.

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

The board shall restrict the Company’s borrowings and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) to secure (but as regards subsidiary undertakings only in so far as by the exercise of such rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the Company’s group (exclusive of borrowings owing by one member of the Company’s group to another member of the Company’s group) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the Adjusted Capital and Reserves (as defined in the Articles).  The borrowing powers may be varied by amendment to the Articles which requires approval of the Company’s shareholders by special resolution, being a resolution passed by at least 2/3 majority of the votes cast on the resolution.

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

Neither the Company’s memorandum of association nor the Articles stipulate any objects or purposes of the Company and no objects or purposes are required to be stated by the Companies Law.

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

Differences in Corporate Law between United States (Delaware) and Jersey, Channel Islands

Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Jersey law:

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

Shareholders holding 10% or more of the company’s voting rights and entitled to vote at the relevant meeting may legally require directors to call a meeting of shareholders. Under the Articles, the percentage required to requisition a meeting is reduced to 5%.

The Jersey Financial Services Commission, or JFSC, may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.

Interested Director Transactions

Interested director transactions are permissible and may not be legally voided if:

• either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

• the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

The Articles set out a limited number of transactions and matters in which a director may be interested and in which he may vote and be counted in the quorum in relation to a resolution on the matter.

Cumulative Voting

The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

There are no provisions in the Companies Law relating to cumulative voting.
Approval of Corporate Matters by Written Consent

Unless otherwise specified in a corporation’s certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.

If permitted by the articles of association of a company, a written consent signed and passed by the specified majority of members may affect any matter that otherwise may be brought before a shareholders’ meeting, except for the removal of a company’s auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is signed by the specified majority of members or on such later date as is specified in the resolution.

The Articles do not contain provisions regarding shareholder resolutions in writing.

Business Combinations

With certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.

A sale or disposal of all or substantially all the assets of a Jersey company must be approved by the board of directors and, only if the articles of association of the company require, by the shareholders in general meeting. A merger involving a Jersey company must be generally documented in a merger agreement which must be approved by special resolution of that company.

Limitations on Director’s Liability and Indemnification of Directors and Officers

A Delaware corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of his or her position if (i) the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

The Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability, and indemnify directors and officers, for liabilities:

• incurred in defending any civil or criminal legal proceedings where:

-     the person is either acquitted or receives a judgment in their favor;

-    where the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

-     where the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person’s resistance to the proceedings;

• incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

• incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the Companies Law in which relief is granted to the person by the court; or

• incurred in a case in which the company normally maintains insurance for persons other than directors.

Appraisal Rights

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

There are no appraisal rights under the Companies Law but the Articles include dissent rights of shareholders, based on Canadian law, whereby shareholders who dissent to certain transactions of the Company may apply to have the Company buy their shares for fair value.
Shareholder Suits

Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Under Article 141 of the Companies Law, a shareholder may apply to court for relief on the ground that the conduct of a company’s affairs, including a proposed or actual act or omission by a company, is “unfairly prejudicial” to the interests of shareholders generally or of some part of shareholders, including at least the shareholder making the application.

There may also be customary law personal actions available to shareholders. Under Article 143 of the Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.

Amendments to Charter	Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.	The memorandum of association and the articles of association of a Jersey company may only be amended by special resolution (being a two-thirds majority if the articles of association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.

C.	Material Contracts

We enter into various contracts in the normal course of business. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On January 20, 2020 the transaction was concluded, and Caledonia now holds an indirect 64% shareholding in Blanket and Fremiro holds approximately 6.3% of Caledonia’s diluted equity.

As stated under Item 4.A subheading “Eersteling Gold Mining Company Limited”, On May 31, 2018, the Group entered into an amended share sale agreement with SH Minerals to sell the shares and claims of Eersteling, a South African subsidiary previously consolidated as part of the Group, that has been on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3 million which would be settled by three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all suspensive conditions for the sale were met and the Group transferred the registered and beneficial ownership of Eersteling to SH Minerals. During 2019, the ZAR equivalent of $1 million was received and the ZAR equivalent of approximately $0.9 million was received post year-end as payment towards the next instalment of the purchase price with the remainder of that instalment expected to be received shortly. The payment received in February 2019 effectively transferred the registered and beneficial ownership of Eersteling to SH Minerals and the Group relinquished control.

The material contracts above are disclosed as Exhibit 4.5 and 4.8 under Item 19.

D.	Exchange Controls

There are no governmental laws, decrees or regulations existing in Jersey, Channel Islands, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities, nor does Jersey, Channel Islands have foreign exchange currency controls. Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa; Caledonia obtained the necessary approvals from the RBZ and the Reserve Bank of South Africa to transfer foreign currency during 2019.

E.	Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of shares. No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (i) U.S. expatriates or former long-term residents of the U.S., or (j) are subject to special tax accounting rules with respect to shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of shares.

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

Sale or Other Taxable Disposition of Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company (“PFIC”) Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2019. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold shares.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

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

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of shares, and the availability of certain U.S. tax elections under the PFIC rules.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The board of directors of the Company has a responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Company’s Audit Committee oversees management’s compliance with the Company’s financial risk management policy.

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

The availability of foreign exchange and the fluctuation of the USD in relation to other currencies that entities, within the Group, may transact in will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. Further the Group aims to maintain cash and cash equivalents in USD to avoid foreign exchange exposure and to meet short-term liquidity requirements.

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

	2019 USD’000		2018 USD’000		2017 USD‘000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	57	4,176	57	8,147	57	601
Trade and other receivables	-	1,735	-	126	-	-
Trade and other payables	-	(179)	-	(345)	-	-
Term loan	-	(2,471)	-	(5,960)	-	-
Overdraft	-	(490)	-	-	-	-
	57	2,771	57	1,968	57	601

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss before tax for the Group:

	2019 USD’000		2018 USD‘000		2017 USD’000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	3	199	3	388	3	30
Trade and other receivables	-	82	-	6	-	-
Trade and other payables	-	9	-	(16)	-	-
Term loan	-	(117)	-	(283)	-	-
Overdraft	-	(23)	-	-	-	-
	3	150	3	95	3	30

C.	Interest Rate Risk

The Group's interest rate risk arises from loans and borrowings, overdraft facility and cash held. The loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable-rate borrowings expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements.

The Group’s assets and (liabilities) exposed to interest rate fluctuations as at year-end are summarized as follows:

	2019	2018	2017
Term loan	(2,471)	5,960	(1,486)
Cash and cash equivalents	9,383	11,187	12,756
Overdraft	(490)	-	-

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarizes the effect of a change in finance cost on the Group’s profit or loss and equity for the year, had the rates charged differed.

Sensitivity analysis – cash and cash equivalents

	2019	2018	2017

Increase in 100 basis points	94	111	128
Decrease in 100 basis points	(94)	(111)	(128)

Sensitivity analysis – term loan

	2019	2018	2017

Increase in 100 basis points	(25)	(60)	(15)
Decrease in 100 basis points	25	60	15

Sensitivity analysis – overdraft

	2019	2018	2017

Increase in 100 basis points	(5)	-	-
Decrease in 100 basis points	5	-	-

D.	Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a debtor fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. Trade and other receivables are analysed in note 20 to the Consolidated Financial Statements and include $3.0 million (2018: $2.7 million; 2017: $1.4 million) due from Fidelity in respect of gold deliveries immediately prior to the close of business at the end of 2019 and $1.8 million (2018: $2.7 million; 2017: $2.9 million) due from the Zimbabwe Government in respect of VAT refunds. The amount due from Fidelity was paid in full after year-end; the outstanding balance at December 31, 2019 reflects a normal balance in the context of the timing of bullion shipments to Fidelity and payments from Fidelity for bullion received. The amount due in respect of the longer-outstanding VAT refunds were within the agreed terms.

E.	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group manages its liquidity risk by ensuring that there is enough cash to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be enough to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

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

The Company entered into a 5-month hedge in respect of 4,500 ounces of gold per month from February to June 2019 through the purchase of put options with a strike price of $1,250 per ounce. The gold price never went below $1,250 per ounce and the hedge was concluded at a cost of $324,000.

The Company entered a new hedge in November 2019 at a cost of $379,000. The new hedge was in the form of put options in respect of 4,600 ounces of gold per month for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At December 31, 2019 the mark-to-market valuation, that represents the fair value of the hedge, amounted to $102,000 (2018: Nil).

Both hedges were entered into by the Company for economic hedging purposes to ensure enough cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The total expense of the derivative contracts amounted to $601,000 (2018: $360,000) for the year.

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

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2019. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our CEO and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2019, and we have concluded our disclosure controls and procedures were effective as at December 31, 2019.

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

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.

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

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Caledonia’s board of directors has determined, as of March 30, 2020, that the three members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined pursuant to Section 803 of the NYSE American LLC Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110, and one of the members can be considered to be a financial expert as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. The financial expert serving on the Audit Committee is Mr. J. Holtzhausen, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management”. Messrs. J. Holtzhausen, J. Kelly and J. McGloin are all independent directors under the applicable rules.

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

ITEM 16B - CODE OF ETHICS

On November 8, 2016 the registrant’s board of directors approved in principle, and the Company formally adopted on March 7, 2017, a revised code of business conduct, ethics and anti-bribery policy that applies to the registrant’s directors, CEO, CFO, principal accounting officer or controller, or persons performing similar functions, and all other employees and contractors. The code was further revised and the most recent updated version was adopted on August 7, 2018.

The text of this code is available on the Company’s website (www.caledoniamining.com/index.php/aboutus/corporate-governance).

The Company has not granted any waiver from the Code of Ethics to the CEO, CFO, principal accounting officer or controller, or persons performing similar functions during the fiscal year 2019.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our external auditors, unless stated otherwise, for the years indicated:

	(1)(2)2019	(1)(3)2018
Audit fees	176,415	157,849
Audit – related fees	-	-
Tax fees	-	-
All other fees	1,542	19,598
TOTAL	177,957	177,447

Notes:
(1)	Prior to the start of the audit process, Caledonia’s Audit Committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommends to the board of directors whether to accept the estimated audit fees given by the auditors.
(2)	Represents fees billed by BDO South Africa Incorporated
(3)	Represents fees billed by KPMG Inc.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

In 2018, the Audit Committee of the board of directors of the Company conducted a review of the Company’s audit requirements and, as a result of the review, the Audit Committee determined not to propose the reappointment of KPMG Inc. (“KPMG”) as the Company’s auditor at the annual general meeting (“AGM”) of the shareholders of the Company during 2018 (“2018 AGM”) and to propose BDO South Africa Incorporated (“BDO”) (formerly Grant Thornton Johannesburg Partnership) as the Company’s auditor until the next annual general meeting of shareholders.

On May 8, 2018, the board of directors of the Company approved the recommendation of the Audit Committee, and a resolution to appoint BDO as the Company’s auditor was proposed to be put to the shareholders at the 2018 AGM.

At the conclusion of the 2018 AGM held on June 27, 2018, KPMG was not re-appointed as the auditor of the Company. At the 2018 AGM and at the 2019 AGM held on May 8, 2019, the appointment and reappointment, respectively, of BDO as the auditor of the Company for the ensuing fiscal year was approved unanimously by way of a show of hands.

The report issued by KPMG for the year ended December 31, 2017 did not contain an adverse opinion nor a disclaimer opinion nor was qualified nor modified as to uncertainty, audit scope or accounting principles.

There have been no disagreements with KPMG or BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures applied.

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

Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide a written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is as follows:

Shareholder Meeting Quorum Requirement: the NYSE American Company Guide specifies a quorum requirement of at least 33-1/3% of the shares issued and outstanding and entitled to vote for meetings of a listed company's shareholders. The Company's quorum requirements for shareholder meetings, as set forth in the Articles, are two members entitled to vote at the meeting present in person or by proxy together holding or representing by proxy not less than five percent of the issued shares of the Company. The Company's quorum requirement as set forth in the Articles is not prohibited by, and does not contravene, the Companies Law.

Proxy Delivery Requirement: the NYSE American requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company complies with the applicable rules and regulations in Jersey.

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

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the year ended December 31, 2019, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-75 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the board of directors include:

All the above statements are available on the Company’s website at www.caledoniamining.com or under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com

ITEM 19 – EXHIBITS

Financial Statements

Description	Page

Financial Statements and Notes	F1- F75

Exhibit List

Exhibit No.	Name
1.1	Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2016)
2.1	Description of Registered Securities
4.1	OEICP (revised 2015) (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
4.2	Employment contracts/executive employment agreements (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2017)
4.3	Share Subscription Agreements – Blanket Mine (incorporated herein by reference to Exhibit 15.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
4.4	Addendum to share subscription agreements – FREMIRO, GCSOT, NIEEF, BETS (incorporated herein by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 2, 2018)
4.5	Share Purchase Agreement by and between the Company and Fremiro, dated November 6, 2018 (incorporated herein by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2019)
4.6	January 11, 2019 PSU award agreement and addendum example (incorporated herein by reference as Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2019)
4.7	January 19, 2020 RSU and PSU award agreement example
4.8	Eersteling sale agreements (incorporated herein by reference to Exhibit 4.7 of the registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2019)
4.9	Mining Lease
8.1	List of Caledonia Mining Corporation Plc group entities
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Name
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Property and Claims Information of Blanket Mine (incorporated herein by reference to Exhibit 15.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
15.2	Notice of Change of Auditor (incorporated herein by reference to Exhibit 99.1 of the Registrant’s Form 6-K filed with the SEC on May 18, 2018)
15.3	Letter from BDO South Africa Incorporated (formerly Grant Thornton Johannesburg Partnership) (incorporated herein by reference to Exhibit 99.2 of the Registrant’s Form 6-K filed with the SEC on May 18, 2018)
15.4	Letter from KPMG Inc. (incorporated herein by reference to Exhibit 99.3 of the Registrant’s Form 6-K filed with the SEC on March 18, 2018)
15.5	Consent of BDO South Africa Incorporated
15.6	Consent of KPMG Inc.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Caledonia Mining Corporation Plc

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Caledonia Mining Corporation Plc

St Helier, Jersey Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Caledonia Mining Corporation Plc (the “Group”) as of December 31, 2019 and 2018, the related consolidated statements of profit and loss and other comprehensive income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

[s] BDO South Africa Inc.

We have served as the Group's auditor since year 2018.

Chartered Accountants (SA)

Registered Auditors

Wanderers Office Park

52 Corlett Drive

Illovo, 2196

March 30, 2020

Caledonia Mining Corporation Plc

To the Shareholders and Board of Directors
Caledonia Mining Corporation Plc

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the changes in accounting described in notes 4 (c) and (d), the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows of Caledonia Mining Corporation Plc (the Company) for the year ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). The 2017 consolidated financial statements before the effects of the adjustments described in notes 4 (c) and (d) are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the changes in accounting described in notes 4 (c) and (d), present fairly, in all material respects, the financial performance of the Company and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in accounting described in notes 4 (c) and (d) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Company’s auditor from 2013 to 2017.

[s] KPMG Inc

85 Empire Road

Parktown

Johannesburg

South Africa

March 29, 2018

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(In thousands of United States Dollars, unless indicated otherwise)
For the years ended December 31	Notes	2019	*2018	*2017
Revenue		75,826	68,399	69,762
Less: Royalties		(3,854)	(3,426)	(3,498)
Production costs	9	(36,400)	(39,315)	(36,180)
Depreciation	18	(4,434)	(4,071)	(3,763)
Gross profit		31,138	21,587	26,321
Other income	10	2,274	7,101	2,594
Other expenses		(666)	(336)	(14)
Impairment loss on trade receivables	11	-	-	(181)
Administrative expenses	14	(5,637)	(6,465)	(5,911)
Cash-settled share-based expense	27.1	(689)	(315)	(976)
Equity-settled share-based expense	27.2	-	(14)	(835)
Net foreign exchange gain/(loss)	12	29,661	223	(380)
Profit on sale of subsidiary	22.1	5,409	-	-
Gold hedge expense	16	(601)	(360)	-
Operating profit		60,889	21,421	20,618
Finance income	15	146	53	38
Finance cost	15	(344)	(273)	(69)
Profit before tax		60,691	21,201	20,587
Tax expense	17	(10,290)	(7,445)	(8,691)
Profit for the year		50,401	13,756	11,896
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		49	(676)	373
Reversal of foreign currency translation differences on disposal of subsidiary	22.1	(2,109)	-	-
Total comprehensive income for the year		48,341	13,080	12,269

* The Group initially applied IFRS 16 on January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. There was no cumulative effect of initially applying IFRS 16 to recognise in retained earnings at the date of initial application.

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income (continued)

(In thousands of United States Dollars, unless indicated otherwise)
For the years ended December 31	Notes	2019	*2018	*2017
Profit attributable to:
Owners of the Company		42,018	10,766	9,384
Non-controlling interests		8,383	2,990	2,512
Profit for the year		50,401	13,756	11,896
Total comprehensive income attributable to:
Owners of the Company		39,958	10,090	9,757
Non-controlling interests		8,383	2,990	2,512
Total comprehensive income for the year		48,341	13,080	12,269

Earnings per share
Basic earnings - per share ($)	25	3.82	0.99	0.86
Diluted earnings per share ($)	25	3.81	0.99	0.86

* The Group initially applied IFRS 16 on January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. There was no cumulative effect of initially applying IFRS 16 to recognise in retained earnings at the date of initial application.

The accompanying notes on page F-8 to F-74 are an integral part of these consolidated financial statements.

Signed on behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(In thousands of United States Dollars, unless indicated otherwise)

	Notes
As at 31 December		2019	*2018
Assets
Property, plant and equipment	18	113,651	97,427
Deferred tax asset	17	63	98
Total non-current assets		113,714	97,525

Inventories	19	11,092	9,427
Prepayments		2,350	866
Trade and other receivables	20	6,912	6,392
Cash and cash equivalents	21	9,383	11,187
Gold hedge	16	102	-
		29,839	27,872
Assets held for sale	22.2	-	296
Total current assets		29,839	28,168
Total assets		143,553	125,693

Equity and liabilities
Share capital	23	56,065	55,102
Reserves	24	140,730	142,790
Retained loss		(88,380)	(127,429)
Equity attributable to shareholders		108,415	70,463
Non-controlling interests	37	16,302	8,345
Total equity		124,717	78,808

Liabilities
Provisions	26	3,346	3,309
Deferred tax liability	17	3,129	23,328
Loans and borrowings - long-term portion	28	1,942	5,960
Cash-settled share-based payments	27.1	540	2,090
Total non-current liabilities		8,957	34,687

Loans and borrowings - short-term portion	28	529	-
Trade and other payables	29	8,697	10,051
Income tax payable	17	163	1,538
Overdraft	21	490	-
		9,350	11,589
Liabilities associated with assets held for sale	22.2	-	609
Total current liabilities		9,350	12,198
Total liabilities		18,836	46,885
Total equity and liabilities		143,553	125,693

The accompanying notes on page F-8 to F-74 are an integral part of these consolidated financial statements.

* The Group initially applied IFRS 16 on January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. There was no cumulative effect of initially applying IFRS 16 to recognise in retained earnings at the date of initial application.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(In thousands of United States Dollars, unless indicated otherwise)

	Notes		Share capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity- settled Share- based payment reserve	Retained Loss	Equity attributable to shareholders	Non- controlling interests (“NCI”)	Total Equity
Balance at January, 2017*			55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Equity-settled share-based expense transactions	27.2		-	-	-	705	-	705	130	835
Shares issued – Option exercises	23		246	-	-	-	-	246	-	246
Shares repurchased	23		(146)	-	-	-	-	(146)	-	(146)
Dividends paid			-	-	-	-	(2,904)	(2,904)	(406)	(3,310)
Total comprehensive income:
Profit for the year			-	-	-	-	9,384	9,384	2,512	11,896
Other comprehensive income for the year			-	373	-	-	-	373	-	373
Balance at December 31, 2017*			55,102	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Transactions with owners:
Equity-settled share-based expense transactions	27.2		-	-	-	14	-	14	-	14
Dividends paid			-	-	-	-	(2,908)	(2,908)	(589)	(3,497)
Total comprehensive income:
Profit for the year			-	-	-	-	10,766	10,766	2,990	13,756
Other comprehensive income for the year			-	(676)	-	-	-	(676)	-	(676)
Balance at December, 2018*			55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Transactions with owners:
Equity-settled share-based expense transactions
Dividends paid			-	-	-	-	(2,969)	(2,969)	(426)	(3,395)
Shares issued – Share based payments	27.1	(a)	963	-	-	-	-	963	-	963
Total comprehensive income:
Profit for the year			-	-	-	-	42,018	42,018	8,383	50,401
Other comprehensive income for the year			-	(2,060)	-	-	-	(2,060)	-	(2,060)
Balance at December, 2019			56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Notes			23	24	24	24			37

The accompanying notes on page F-8 to F-74 are an integral part of these consolidated financial statements.

* The Group initially applied IFRS 16 on January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. There was no cumulative effect of initially applying IFRS 16 to recognise in retained earnings at the date of initial application.

Caledonia Mining Corporation Plc

Consolidated Statements of cash flows
For the years ended December 31
(In thousands of United States Dollars, unless indicated otherwise)
	Note	2019	*2018	*2017

Cash flows from operating activities	30	23,885	21,119	28,885
Interest received		146	53	38
Interest paid		(454)	(161)	(199)
Tax paid	17	(5,517)	(3,344)	(4,212)
Net cash from operating activities		18,060	17,667	24,512

Cash flows from investing activities
Acquisition of property, plant and equipment		(20,024)	(20,192)	(21,639)
Proceeds on sale of subsidiary	22.1	1,000	-	-
Net cash used in investing activities		(19,024)	(20,192)	(21,639)

Cash flows from financing activities
Dividends paid		(3,395)	(3,497)	(3,310)
Term loan repayments	28	-	(1,500)	(1,500)
Term loan proceeds	28	2,340	6,000	-
Term loan transaction costs	28	(46)	(60)	-
Payment of lease liabilities	13	(124)	-	-
Proceeds from issue of share capital		-	-	246
Share repurchase cost		-	-	(146)
Net cash (used in)/from financing activities		(1,225)	943	(4,710)

Net decrease in cash and cash equivalents		(2,189)	(1,582)	(1,837)
Effect of exchange rate fluctuation on cash held		(105)	13	258
Cash and cash equivalents at beginning of year		11,187	12,756	14,335
Net cash and cash equivalents at year end	21	8,893	11,187	12,756

The accompanying notes on page F-8 to F-74 are an integral part of these consolidated financial statements.

* The Group initially applied IFRS 16 on January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. There was no cumulative effect of initially applying IFRS 16 to recognise in retained earnings at the date of initial application.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands. These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2019 and 2018, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2019, 2018 and 2017, notes, significant accounting policies and other explanatory information. The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

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

The consolidated financial statements were authorised for issue by the Board of Directors on March 17, 2020.

ii)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
•	derivative financial instruments measured at fair value; and
•	equity-settled share-based payment arrangements measured at fair value on grant date.

iii)	Functional currency

These consolidated financial statements are presented in United States dollars (“$” or “US Dollar”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

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

For the years ended December 31, 2019, 2018 and 2017

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)

iv)	Site restoration provision

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2018. Assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for (refer to note 26).

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

vi)	Taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. In 2019 the Zimbabwe Revenue Authority (“ZIMRA”) issued Public Notice 26 (“PN26”) effective from February 22, 2019. PN26 provided clarity on the interpretation of Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, that requires a company earning taxable income to pay tax in the same or other specified currency that the income is earned. PN 26 clarifies that the calculation of taxable income be expressed in RTGS$ and that the payment of the tax payable, determined in RTGS$, be paid in the ratio of turnover earned. The application of PN26 resulted in a significant reduction in the deferred tax liability at December 31, 2019 and the Group recorded the best estimate of the tax liability. The clarification of PN26 was applied prospectively and had no impact on comparative amounts.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)
(a)	Assumptions and estimation uncertainties (continued)
vi)	Taxes (continued)

The tax liability of the Group includes interest and penalties in its provision. Management believes they have adequately provided for the probable outcome of tax related matters; however, the final outcome or future outcomes anticipated in the calculation of the tax liabilities may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group makes assumptions and estimates in recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilised or sufficient estimated taxable income against which the losses can be utilised.

vii)	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer notes 6 and 27.2) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant assumptions and estimates for estimating fair value for share-based payment transactions are disclosed in note 27.2. Where the Company granted the counterparty to a share-based payment award the choice of settlement in cash or shares the equity component is measured as the difference between the fair value of the goods and services and the fair value of the cash-settled share-based payment liability at the date when the goods and services are received at measurement date. For transactions with employees the equity component is zero.

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

Additional information about significant assumptions and estimates used to determine the fair value of cash settled share-based payment transactions are disclosed in note 27.1.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

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

Refer to note 5(b)(ii) for judgement applied to determine functional currency of entities in the Group and the interbank rate of exchange to translate the Zimbabwean real time gross settlement, bond notes or bond coins (“RTGS$”).

4	Change in significant accounting policies

A number of other new standards are also effective from January 1, 2019 but they do not have a material effect on the Group’s financial statements. 4(a) and (b) were initially applied in fiscal 2019. 4(c) and (d) were initially applied in fiscal 2018.

(a)	IFRS 16 - Leases

The Group initially applied IFRS 16 Leases from January 1, 2019. A number of other new standards are also effective from January 1, 2019 but they do not have a material effect on the Group’s financial statements. The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application has to be recognised in retained earnings at January 1, 2019, although the adoption of IFRS 16 had no significant effect on the Group’s retained earnings at initial recognition. Accordingly, the comparative information presented for 2018 and 2017 are not restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the change in the accounting policy is disclosed below. Additionally, the disclosure requirements in IFRS 16 have not been applied to comparative information.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

4	Change in significant accounting policies (continued)

(a)	IFRS 16 - Leases (continued)

As a lessee, the Group leases property for its administrative offices in Jersey, Channel Islands and in Johannesburg, South Africa. The Group previously classified leases as operating leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognises right of use assets and lease liabilities for these leases – i.e. these leases are on-balance sheet.

i)	Leases classified as operating leases under IAS 17

Previously, the Group classified property leases as operating leases under IAS 17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rates as at January 1, 2019, of 4% and 10,25% for each of the two leases accounted for at December 31, 2019.

Right of use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group has tested its right of use assets for impairment on the date of transition and concluded that there were no indications that the right of use assets were impaired.

The Group used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group:

•	did not recognise right of use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;

•	did not recognise right of use assets and liabilities for leases of low value assets;

•	excluded initial direct costs from the measurement of the right of use asset at the date of initial application; and

•	used hindsight when determining the lease term.

ii)	Impact on initial date of transition to IFRS 16

The impact of initial date of transition is summarised below:	$’000

Right of use assets (cost) – Property, plant and equipment (note 18)	410
Right of use assets (accumulated depreciation) – Property, plant and equipment (note 18)	(146)
Lease liabilities – Trade and other payables	264

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied ranged between 4% and 10,25%.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

4	Change in significant accounting policies (continued)

(b)	IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments.

The Interpretation requires:

•	The Group to determine whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

•	The Group to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and

•	If it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. This measurement is required to be based on the assumption that each of the tax authorities will examine amounts they have a right to examine and have full knowledge of all related information when making those examinations.

The Group’s existing accounting policy for uncertain income tax treatments is consistent with the requirements in IFRIC 23 Uncertainty over Income Tax Treatments, which became effective on January 1, 2019 and required no adjustment to the amounts in the financial statements.

(c)	IFRS 9 – Financial instruments

The Group adopted IFRS 9 on January 1, 2018. The limited retrospective approach followed in the adoption of IFRS 9 did not have a significant effect on the Group’s financial assets and liabilities.

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

(d)	IFRS 15 – Revenue from contracts with customers

The Group has adopted IFRS 15 on January 1, 2018. The Group’s revenue arrangements consist of a single performance obligation to transfer promised goods. As a result, the Group did not identify any material differences in the amount and timing of revenue recognition for its revenue. Accordingly, the Group did not record any transition adjustment upon adoption of the new guidance. Under the new standard, substantially all of the Group’s revenue is recognised when the goods are delivered to Fidelity Printers and Refiners Limited.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except as disclosed in notes 4(a), 5(c) and 5(d).

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

iv)	Transactions eliminated on consolidation heading and par outstanding

(b)	Foreign currency
i)	Foreign operations

As stated in note 2(iii) the presentation currency of the Group is the United States Dollar. The functional currency of the Company and all its subsidiaries is the United States Dollar except for the South African subsidiary that uses the South African Rand (“ZAR”) as its functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(b)	Foreign currency (continued)
i)	Foreign operations (continued)

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

From October 1, 2018 the RBZ pegged the RTGS$ at 1:1 to the US Dollar and on February 20, 2019 issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 16.77 RTGS$ to 1 US Dollar as at December 31, 2019. On June 24, 2019 the Government issued SI 142 which stated “Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”.

Further, the Reserve Bank of Zimbabwe (“RBZ”) issued a directive to Zimbabwean banks to separate foreign currency (“Foreign currency”) and RTGS$ for bank accounts held by clients on October 1, 2018. Subsequent to the directive the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in Foreign currency (i.e. United States dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the Foreign currency allocation from 30% to 55% with the remainder received as RTGS$. The allocation percentages remained in effect up to the date of approval of these financial statements.

In applying IAS 21, management determined that the US Dollar remained the primary currency in which the Group’s Zimbabwean entities operate, as:

•	the majority of revenue is received in US Dollar;

•	the gold price receivable was calculated in US Dollar;

•	the majority of costs are calculated by reference to the US Dollar if denominated in RTGS$ or is paid in US Dollar; and

•	income tax liabilities calculated in RTGS$ are settled predominantly in US Dollar.

The application of IAS 21, the advent of SI 142 and the devaluation of the RTGS$ against the US Dollar had a significant impact on the US Dollar value of RTGS$ denominated Zimbabwean monetary assets and liabilities consolidated, as part of the Group. Monetary items mostly affected include, monetary liabilities such as income and deferred tax liabilities, loans and borrowings, trade and other payables and to a lesser extent monetary assets such as cash held in RTGS$.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(c)	Leases

The Group recognises a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right of use asset reflects that the Group will exercise a purchase option. In that case the right of use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset, or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group presents right of use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘trade and other payables’ in the statement of financial position.

The Group has elected not to recognise right of use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(c)	Leases (continued)

Policy applicable before January 1, 2019

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

(d)	Financial instruments
i)	Non-derivative financial assets

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(d)	Financial instruments (continued)
i)	Non-derivative financial assets (continued)

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(d)	Financial instruments (continued)
ii)	Non-derivative financial assets (continued)

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

The Group held derivative financial instruments to hedge its gold price exposure. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. The Group does not hold derivatives that are classified as cash flow hedges, embedded derivatives or hedges that qualify as highly effective. Therefore, all changes in the fair value of derivative instruments are accounted for in profit or loss.

The adoption of IFRS 9 on January 1, 2018 had no impact on this accounting policy.

iv)	Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(f)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

(g)	Property, plant and equipment
i)	Recognition and measurement

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(g)	Property, plant and equipment (continued)
iii)	Subsequent costs

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

In addition, inferred resources are included in the LoMP if it is expected that the inferred resources can be economically recovered in the future. Economic recovery is expected if a history can be proven that the recovered grade of the inferred resources exceeded the pay limit grade and when this trend can be expected in the future and if it is economical to recover inclusive of the cost of the capital requirements to access and extract the gold from the inferred resources. Refer to note 18 for the evaluation of the pay limit.

Land is not depreciated.

The calculation of the units of production rate could be affected to the extent that actual production in the future is different from the current forecast production based on reserves and resources. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(f)	Property, plant and equipment (continued)
iv)	Depreciation (continued)

These factors include:

•	changes in mineral reserves and resources;

•	differences between actual commodity prices and commodity price assumptions;

•	unforeseen operational issues at mine sites; and

•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Useful lives

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years (2018: 10 to 15 years; 2017: 10 to 15 years);

•	plant and equipment 10 years (2018: 10 years; 2017: 10 years);

•	fixtures and fittings including computers 4 to 10 years (2018: 4 to 10 years; 2017: 4 to 10 years);

•	motor vehicles 4 years (2018: 4 years; 2017: 4 years);

•	Right of use assets 3 to 6 years (determined by lease term); and

•	mine development, infrastructure and other assets in production, units-of-production method.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(h)	Impairment
i)	Non-derivative financial assets (including receivables)

The Group applies the IFRS 9 simplified model of recognising lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed on an individual basis as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward-looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. However, given the short period exposed to credit risk the impact of these factors has not been considered significant. Trade receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery. Failure to make payments within 90 days from lodgement date with Fidelity Printers and Refiners Limited (“Fidelity”) and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(h)	Impairment
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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(j)	Share-based payment transactions
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

Where the terms and conditions of equity-settled share-based payments are modified, the increase in the fair value, measured immediately before and after the modification date, is charged to profit or loss over the remaining vesting period or immediately for vested awards. Similarly, where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss. Additional information about significant judgements, estimates and the assumptions used in the quantifying of the equity-settled share-based payment transactions and modification are disclosed in note 27.2.

ii)	Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards is re-measured with a corresponding adjustment to profit or loss. The method of calculating the fair value of the cash-settled share-based payments changed during quarter 1 of 2018 from the intrinsic valuation method to the Black-Scholes method. The Black-Scholes method includes the effect of share volatility in calculating the fair value of the share-based payment awards. The change was applied prospectively and did not have a significant effect on the liability value. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 27.1.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(l)	Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of these assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalised to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Future rehabilitation costs are discounted using a pre-tax risk-free rate that reflects the time-value of money. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. The cost of on-going current programs to prevent and control pollution is charged against profit or loss as incurred.

(m)	Revenue

Revenue from the sale of precious metals is recognised when the metal is accepted at the refinery, control is transferred and when the receipt of proceeds is substantially assured. Revenue is measured at the fair value of the receivable at the date of the transaction.

(n)	Government grants

The Company recognises an unconditional government grant related to gold proceeds in profit or loss as other income when the grant becomes receivable. Government grants are initially recognised as deferred income at fair value if there is reasonable assurance that they will be received.

(o)	Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on leases, loans and borrowings and include commitment costs on overdraft facilities. Finance costs is recognised in profit or loss using the effective interest rate method and excludes borrowing costs capitalised.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(p)	Taxes
i)	Income tax

Tax expense comprises current and deferred tax. These expenses are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

ii)	Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax includes withholding tax on management fees and dividends paid between companies within the Group.

iii)	Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is a monetary item measured at the tax rates and in the currency that are expected to be applied when temporary differences reverse. The tax and exchange rates are based on the laws that have been enacted, substantively enacted or the interbank exchange rates that prevail at the reporting date. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(q)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 25) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(r)	Borrowing cost

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance costs.

(s)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount or fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held for sale property, plant and equipment are no longer amortised or depreciated.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(t)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/Interpretation			Effective date and expected adoption date*
IAS 1&8

The amendment clarifies the definition of material to make it easier to understand and provides guidance on how the definition should be applied. The change in the definition now ensures that the definition is consistent across all IFRS standards and the Conceptual Framework.

January 1, 2020
	•	Old definition (IAS 1): Omissions or misstatements of items are material if they could, individually or collectively, influence the economic decisions that users make on the basis of the financial statements;
	•	New definition: Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The definition of material omissions or misstatements from IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors has been removed. The final assessment of the impact of the amendment will be finalised in due course.

The Group has completed its assessment of the impact of IAS 1 and 8 and concluded that the new standard will not have a material impact on the consolidated financial statements.

IFRS 3	Amendment to IFRS 3 clarifies whether entities acquire a business or a group of assets. The amendments:		January 1, 2020

	•	confirm that a business must include inputs and a process, and clarified that:
° the process must be substantive; and
° the inputs and process must together significantly contribute to creating outputs.

	•	narrow the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs; and

	•	add a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.
The Group has completed its assessment of the impact of IFRS 3 and concluded that the new standard will not have a material impact on the consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(t)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group (continued):

Revised Conceptual Framework for Financial Reporting	The IASB decided to revise the Conceptual Framework because certain important issues were not covered and certain guidance was unclear or out of date. The revised Conceptual Framework, issued by the IASB in March 2018, includes:

January 1, 2020
•	New concepts on measurement including factors to be considered when selecting the measurement basis;
•	New concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income;
•	New guidance on when assets and liabilities are removed from financial statements;
•	Updated definitions of an asset and liability;
•	Updated recognition criteria for including assets and liabilities in financial statements; and
•	Clarified the concepts of prudence, stewardship, measurement uncertainty and substance over form.
The IASB also updated references to the Conceptual Framework in IFRS Standards by issuing amendments to references to the Conceptual Framework in IFRS Standards. The Group has completed its assessment of the impact and concluded that the new standard will not have a material impact on the consolidated financial statements.

* Annual periods ending on or after

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

6	Blanket Mine Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

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

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Femiro’s 15% shareholding in Blanket Mine. As at December 31, 2019 the transaction remained subject to, amongst other things, approvals from various Zimbabwean regulatory authorities to be effective. In terms of the sale agreement, the Company planned to issue 727,266 shares at $7.15 per share to Fremiro for the cancellation of their facilitation loan which stood at $11,467 as at June 30, 2018 and the purchase of their 15% shareholding in Blanket Mine, increasing the Company’s total shareholding in Blanket Mine to 64%. On January 21, 2020 the Company announced that all regulatory approvals were obtained and the transaction became effective. The Company continues to consolidate Blanket Mine in the consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

6	Blanket Mine Indigenisation Transaction (continued)

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

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro; and

(c)	100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI is recognised at 16.2% of the net assets of Blanket Mine.

•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2019 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•	The Employee Trust and BETS are entities effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Amendments to the facilitation and advanced dividend loan agreements

Interest modification

On June 23, 2017, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached agreement to change the interest terms of the facilitation and advanced dividend loan agreements. The agreements changed the interest rate from the previously agreed 12-month LIBOR + 10% to the lower of a fixed 7.25% per annum, payable quarterly or 80% of the Blanket Mine dividend in the quarter. The modification was considered beneficial to the indigenous shareholders and gave rise to an equity-settled share-based expense of $806 on June 23, 2017 when all parties reached agreement to modify the interest charged. It was agreed that the interest change was to be applied to the facilitation and advanced dividend loan balances from January 1, 2017. The assumptions and methodologies used to quantify the equity-settled share-based payment expense relating to the beneficial interest modification are detailed in note 27.2.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

6	Blanket Mine Indigenisation Transaction (continued)

Amendments to the facilitation and advanced dividend loan agreements (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances
				Balance of facilitation loan #
$ 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Dec, 31, 2019	Dec, 31 2018
NIEEF	16%	3.2%	12.8%	11,877	11,876
Fremiro (refer note 38(b))	15%	3.0%	12.0%	11,458	11,466
Community Trust	10%	10.0%	-	-	-
BETS	10%	- *	- *	7,639	7,644
	51%	16.2%	24.8%	30,974	30,986

The balance on the facilitation loans is reconciled as follows:

Balance at January 1, 2018	31,052
Interest accrued	2,173
Dividends used to repay loans	(2,239)
Balance at December 31, 2018	30,986
Interest accrued	1,609
Dividends used to repay loans	(1,621)
Balance at December 31, 2019	30,974

* The shares held by BETS are effectively treated as treasury shares (see above). The BETS facilitation loan earnings are accounted for under IAS19 Employee Benefits as an employee charge under Production cost.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust as follows:

Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	a $2 million payment on or before September 30, 2012;

•	a $1 million payment on or before February 28, 2013; and

•	a $1 million payment on or before April 30, 2013.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

6	Blanket Mine Indigenisation Transaction (continued)

Advance dividends (continued)

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set off future dividends on the Blanket Mine shares owed by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 were settled through Blanket Mine dividend repayments in fiscal 2014.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

Total

Balance at January 1, 2018	2,604
Interest accrued	174
Dividends used to repay advance dividends	(725)
Balance at December 31, 2018	2,053
Interest accrued	104
Dividends used to repay advance dividends	(525)
Balance at December 31, 2019	1,632

7	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk (refer note 31)

•	Interest rate risk (refer note 31)

•	Credit risk (refer note 31)

•	Liquidity risk (refer note 31)

•	Market risk (refer note 31)

This note and note 31 presents information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

7	Financial risk management (continued)

financial risk management policy. Gold price hedges were entered into to manage the possible effect of gold price fluctuations. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity. The types of risk exposure and the way in which such exposures are managed are described below:

(a)	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$ or Foreign currency) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. Further the Group aims to maintain cash and cash equivalents in US Dollar to manage foreign exchange exposure.

(b)	Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility and term loan. The Group has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

(c)	Credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity in Zimbabwe during the year.

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

Market risk is the risk that changes in the gold price will affect the group’s profitability. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns. Hedges were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment, refer to note 16 for details on hedge transactions entered into.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

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

	2019	2018

Total equity	124,717	78,808

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders and accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2019, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

9	Production costs

	2019	2018	2017

Salaries and wages	13,905	13,160	13,440
Cash-settled share-based payments (note 27.1(a))	107	43	311
Consumable materials	13,020	12,143	9,916
Electricity costs	6,383	9,313	8,701
Site restoration	-	84	58
Pre-feasibility exploration cost	301	411	410
Safety	525	592	323
On mine administration	2,159	3,569	3,004
Other production cost	-	-	17
	36,400	39,315	36,180

10	Other income

	2019	2018	2017

Government grant – Gold sale export incentive	866	6,482	2,446
Government grant – Gold support price	1,064	-	-
Other	94	39	148
Greenstone Retirement Fund pay-out	250	-	-
Greenstone Provident Fund pay-out	-	363	-
Eersteling rock dump sale	-	217	-
	2,274	7,101	2,594

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

10	Other income (continued)

Government grant – Gold sale export incentive

From May 2016 the Reserve Bank of Zimbabwe announced an export credit incentive (“ECI”) on the gold proceeds received for all large scale gold mine producers. On January 1, 2018 the export credit incentive decreased from 3,5% to 2,5% and on February 1, 2018, increased to 10%. All incentives granted by the Zimbabwean government were included in other income when determined receivable. All receipts were received in Blanket Mine’s RTGS$ account. In the monetary policy statement issued on February 20, 2019 the RBZ announced the cancellation of the ECI.

Government grant – Gold support price

From March 6, 2019 it became apparent that Blanket Mine’s sales proceeds received from Fidelity were calculated at a gross price of $44,000 per kilogram ($1,368.58 per ounce), which exceeded the prevailing London Bullion Market Association (“LBMA”) price. On May 12, 2019 the Company received confirmation from Fidelity of this windfall receipt, called the “gold support price”, which has been implemented to incentivise gold producers to increase gold production. The gold support price has not been increased as the LMBA gold price has subsequently increased above $1,368.58 per ounce.

Greenstone Retirement Fund pay-out

The Greenstone Retirement Fund (the “Fund”) was established with the aim to provide retirement benefits to employees of mines previously owned by Caledonia Mining South Africa Proprietary Limited. A surplus remained in the Fund after all members were retrenched or terminated in 1997 when the mines were closed. The Financial Services Board in South Africa appointed a tribunal that liquidated the Fund and concluded that the surplus of ZAR 3,6 million ($250) that remained in the Fund to be paid out to the former employer. On October 25, 2019 the surplus was paid out to Caledonia Mining South Africa Proprietary Limited.

11	Impairment loss on trade receivables

	2019	2018	2017

Impairment - 2017 royalty rebate	-	-	181

During 2016 Blanket Mine obtained a rebate on royalty payments made in 2015 of $181 for incremental gold production in 2016 compared to production in 2015. A receivable was recognised for the royalty amount overpaid to the revenue authorities in 2016 based on the pre-award rate. An impairment provision of $Nil (2018:Nil; 2017: $181) was raised against the receivable outstanding in 2017. The Zimbabwean government has been unable to put in place the modalities of implementing the royalty on incremental gold sales across the gold industry as a whole.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

12	Net foreign exchange gain/(loss)

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ on the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 16,77 RTGS$ to 1 US Dollar as at December 31, 2019. On June 24, 2019 the Government issued S.I. 142 which stated “Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe ”. Throughout these announcements and to the date of issue of these financial statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below.

The table below illustrates the effect the weakening of the RTGS$ and other non-RTGS$ currencies had, against the US Dollar, on the statement of profit or loss and other comprehensive income.

	2019	2018	2017

Unrealised Foreign exchange gain(loss)	31,411	230	(379)
Realised foreign exchange loss	(1,750)	(7)	(1)
Net foreign exchange gain/(loss)	29,661	223	(380)

13	Leases

Leases as lessee

The Group leases administrative offices. The leases typically run for a period of 3 to 6 years, with an option to renew the lease after that date. The two leases over the administrative offices expire in 2021 and 2025 respectively.

Previously, leases were classified as operating leases under IAS 17. Information about leases for which the Group is a lessee is presented below.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

13	Leases (continued)

i)	Right of use assets

Right of use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (refer note 18).

2019

Balance at January 1	263
Depreciation charge for the year	(112)
Additions to Right of use assets	248
Derecognition of Right of use assets	(64)
Foreign currency movement	2
Balance at December 31	337

ii)	Amounts recognised in profit or loss

2019
Leases under IFRS 16
Interest on lease liabilities	17

2018
Operating leases under IAS 17
Lease expense	105

iii)	Amounts recognised in statement of cash flows

2019

Total cash outflow for leases	124

An amount of $349 was recognised as part of Trade and other payables as at December 31, 2019 relating to the above leases.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

14	Administrative expense

	2019	2018	2017

Investor relations	414	751	541
Audit fee	237	266	231
Advisory services fees	408	553	684
Listing fees	277	495	402
Directors fees Company	240	225	247
Directors fees Blanket Mine	31	52	40
Employee costs	3,030	2,917	2,781
Eersteling Gold Mine administration cost	17	212	142
Other office administration costs	691	697	444
Travel costs	292	297	399
	5,637	6,465	5,911

15	Finance income and finance costs

Finance income	2019	2018	2017

Interest received – Bank	146	53	38

Finance cost

Interest – Term loan (note 28)	165	92	155
Interest – Capitalised to Property, plant and equipment (note 18)	(165)	(92)	(155)
Unwinding of rehabilitation provision	20	20	25
Finance charges – Leases (note 13)	17	-	-
Finance charges – Overdraft	307	253	44
	344	273	69

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

16	Gold hedge

The Company entered into a 5-month hedge in respect of 4,500 ounces of gold per month from February to June 2019 through the purchase of put options with a strike price of $1,250 per ounce. The gold price never went below $1,250 per ounce and the hedge was concluded at a cost of $324.

The Company entered into a new hedge in November 2019 at a cost of $379. The new hedge was in the form of put options in respect of 4,600 ounces of gold per month for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At December 31, 2019 the mark-to-market valuation, that represents the fair value of the hedge amounted to $102 (2018: Nil).

Both hedges were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The total expense of the derivative contracts amounted to $601 (2018: $360) for the year.

17	Tax expense

	2019	2018	2017
Tax recognised in profit or loss

Current tax	7,311	3,783	4,995
Income tax– current year	6,802	2,523	3,702
Income tax – Prior year under provision	29	1,075	71
Withholding tax expense – current year	480	580	1,222
Withholding tax expense – Prior year over provision	-	(395)	-
Deferred tax expense	2,979	3,662	3,696
Origination and reversal of temporary differences	2,979	3,662	3,696

Tax expense – recognised in profit or loss	10,290	7,445	8,691

Tax recognised in other comprehensive income

Income tax - current year	-	-	-
Tax expense	10,290	7,445	8,691

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

17	Tax expense (continued)

Unrecognised deferred tax assets

	2019	2018	2017

Eersteling Gold Mining Company Limited	-	4,989	4,989
Caledonia Holdings Zimbabwe (Private) Limited	421	-	-
Greenstone Management Services Holdings Limited	276	191	116
Tax losses carried forward	697	5,180	5,105

Taxable losses do not expire for the entities incurring taxable losses within the Group. Tax losses carried forward relate to Greenstone Management Services Holdings Limited (UK) and Caledonia Holdings Zimbabwe (Private) Limited. Unrecognised tax losses of Eersteling Gold Mining Company Limited amounted to $5 for 2019 and the unrecognised tax losses relating to the entity were transferred with the sale of the entity. Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

Tax paid	2019	2018	2017

Net income tax payable at January 1	(1,538)	(1,145)	(345)
Current tax expense	(7,310)	(3,783)	(4,995)
Foreign currency movement	3,168	46	(17)
Tax paid	5,517	3,344	4,212
Net income tax payable at December 31	(163)	(1,538)	(1,145)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

17	Tax expense (continued)

Reconciliation of tax rate

	2019	2018	2017
Profit for the year	50,401	13,756	11,896
Total tax expense	10,290	7,445	8,691
Profit before tax	60,691	21,201	20,587

Income tax at Company's domestic tax rate (1)	-	-	-
Tax rate differences in foreign jurisdictions (2)	16,232	6,465	6,546
Effect of income tax calculated in RTGS$ as required by PN26 (3)	(8,526)	-	-
Management fee – Withholding tax on deemed dividend portion (4)	224	337	538
Management fee – non-deductible deemed dividend (4)	652	579	925
Management fee – withholding tax current year	129	96	427
Management fee – non-deductible withholding tax prior year (5)	-	(664)	-
Withholding tax on intercompany dividend	128	110	90
Non-deductible royalty expenses	933	882	901
Other non-deductible expenditure	39	137	107
Export incentive income credit relating to 2016	-	-	(284)
Export incentive income exemption (6)	(124)	(1,649)	(630)
Change in tax estimates
- Zimbabwean income tax (7)	29	795	-
- South African income tax	63	220	-
- Other	-	61	(45)
Change in unrecognised deferred tax assets	511	76	116
Tax expense - recognised in profit or loss	10,290	7,445	8,691

(1)	Enacted tax rate in Jersey, Channel Islands is 0% (2018: 0%; 2017: 0%)
(2)	Subsidiaries registered in Zimbabwe and South Africa are subject to a corporate tax rate of 25,75% and 28% respectively.
(3)	In 2019 ZIMRA issued PN26 that was effected retrospectively from February 22, 2019. The public notice provided clarity on Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, that requires a company earning taxable income to pay tax in the same or other specified currency that the income is earned. PN 26 clarifies that the calculation of taxable income be performed in RTGS$ and that the payment of the tax be paid in the ratio of the currency that the turnover is earned. The reconciliating item reconciles the profit before tax calculated using US Dollars as the functional currency of the Zimbabwean entities to taxable income calculated in RTGS$.
(4)	Zimbabwean tax legislation changed during 2017 that gave rise to an additional withholding tax of 15% going forward on a portion of the intercompany management fee considered to be a deemed dividend. The new legislation resulted in this portion of the management fee being not deductible for income tax purposes in Zimbabwe from January 1, 2017.
(5)	Withholding tax on the management fee was provided for and paid at 15% in 2017. However, in the second quarter of 2018 management obtained confirmation from the ZIMRA that the withholding tax rate was reduced to 5% from February 1, 2017. The ZIMRA allowed an amount of $395 to be offset against outstanding income tax liabilities in Zimbabwe. The overpayment of withholding taxes on the management fee also resulted in a change of estimate reducing the 2017 non-deductible withholding tax in the South African subsidiary amounting to $269, estimated at 15%, to 5%. The change in estimate was accounted for prospectively in the 2018 year.
(6)	On March 23, 2018, the ZIMRA enacted a new finance act that provided for the export credit incentive to be tax exempt. The 2018 finance bill indicated that the export incentive income will be tax exempt from June 1, 2017. The new finance bill resulted in an income tax credit being applied in the 2018 income tax calculation giving rise to a credit for the export incentive income of 2017.
(7)	During the second quarter of 2018 management revised its estimated management fee fair value previously deducted against taxable income in the prior years. Management approached ZIMRA and reached a settlement on the amount allowed as a deduction. No penalties or interests were incurred.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

17	Tax expense (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2019	2018	2019	2018	*2019	*2018

Property, plant and equipment	-	-	(4,195)	(24,930)	(4,195)	(24,930)
Allowance for obsolete stock	22	258		-	22	258
Prepayments	-	-	(4)	(3)	(4)	(3)
Unrealised foreign exchange	309	34	-	-	309	34
Trade and other payables	739	-	-	-	739	-
Share based payments	5	13	-	-	5	13
Provisions	58	1,386	-	-	58	1,386
Other	-	12	-	-	-	12
Tax assets/ (liabilities)	1,133	1,703	(4,199)	(24,933)	(3,066)	(23,230)

* The deferred tax liability consists of a deferred tax asset of $63 (2018: $98) from the South African operation and a net deferred tax liability of $3,129 (2018: $23,328) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset. The amounts are presented as part of Non-current assets and a Non-current liabilities in the Statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2019	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2019
Property, plant and equipment	(24,930)	(4,561)	25,296	(4,195)
Allowance for obsolete stock	258	11	(247)	22
Prepayments	(3)	-	(1)	(4)
Unrealised foreign exchange	34	519	(244)	309
Trade and other payables	486	1,093	(840)	739
Share based payments	13	(9)	1	5
Provisions	852	11	(805)	58
Other	60	(43)	(17)	-
Total	(23,230)	(2,979)	23,143	(3,066)

	Balance January 1, 2018	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2018
Property, plant and equipment	(20,985)	(3,945)	-	(24,930)
Allowance for obsolete stock	35	223	-	258
Prepayments	(4)	-	1	(3)
Unrealised foreign exchange	97	(63)	-	34
Trade and other payables	429	57	-	486
Share based payments	12	3	(2)	13
Provisions	813	47	(8)	852
Other	48	16	(4)	60
Total	(19,555)	(3,662)	(13)	(23,230)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

18	Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Cost
Balance at January 1, 2018	9,434	61,498	6,967	27,881	943	2,329	109,052
Additions**	-	18,719	-	899	202	95	19,915
Impairments***	-	(60)	-	(529)	(216)	(17)	(822)
Assets held for sale	(140)	(74)	-	-	-	-	(214)
Reallocations between asset classes	1,068	(5,525)	-	4,457	-	-	-
Foreign exchange movement	(23)	(49)	-	(33)	(6)	(5)	(116)
Balance at December 31, 2018	10,339	74,509	6,967	32,675	923	2,402	127,815

Balance at January 1, 2019	10,339	74,509	6,967	32,675	923	2,402	127,815
Initial recognition of right of use assets	409	-	-	-	-	-	409
Additions**	267	19,020	172	897	88	151	20,595
Impairments***	-	-	-	(144)	-		(144)
Disposals	(212)	-	-	-	-	(16)	(228)
Reallocations between asset classes	25	(2,989)	-	2,964	-	-	-
Foreign exchange movement	5	2	-	3	7	1	18
Balance at December 31, 2019	10,833	90,542	7,139	36,395	1,018	2,538	148,465

There are commitments to purchase plant and equipment totalling $560 (2018: $3,981) at year end.

* Included in additions to mine development, infrastructure and other assets is an amount of $1,882 (2018: $1,958) relating to rehabilitation asset capitalised, refer note 26.

** Included in additions is an amount of $20,093 (2018: $19,323) relating to capital work in progress (“CWIP”) and contains $165 (2018: $61) of borrowing costs capitalised from the term loan. As at year end $76,847 of CWIP was included in the closing balance (2018: $62,624).

*** The auto-tap transformer was written off due to the large voltage fluctuations at Blanket Mine that caused it to burn out.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses
Balance at January 1, 2018	3,636	5,172	-	15,382	761	2,023	26,974
Depreciation for the year	775	649	-	2,404	99	144	4,071
Impairments	-	-	-	(429)	(170)	(15)	(614)
Foreign exchange movement	-	-	-	-	(41)	(2)	(43)
Balance at December 31, 2018	4,411	5,821	-	17,357	649	2,150	30,388

Balance at January 1, 2019	4,411	5,821	-	17,357	649	2,150	30,388
Initial recognition of right of use assets	146	-	-	-	-	-	146
Depreciation for the year	1,005	504	-	2,693	99	133	4,434
Impairments	-	-	-	-	-	-	-
Disposals	(149)	-	-	-	-	(16)	(165)
Foreign exchange movement	-	-	-	-	5	6	11
Balance at December 31, 2019	5,413	6,325	-	20,050	753	2,273	34,814

Carrying amounts
At December 31, 2018	5,928	68,688	6,967	15,318	274	252	97,427
At December 31, 2019	5,420	84,217	7,139	16,345	265	265	113,651

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

Economic recovery

Items of Property, plant and equipment are depreciated over the LoMP, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2018. The pay limit has ranged from 2.3 g/t in 2008 to 2.1. g/t in 2019 while the recovered grade has ranged from 4.0 g/t to 3.26 g/t over the period. All-in-sustaining-cost* has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

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

19	Inventories

	2019	2018

Consumable stores	10,716	9,210
Gold in process	376	217
	11,092	9,427

Consumables stores are disclosed net of any write downs or provisions for obsolete items, which amounted to $912 (2018: $911).

20	Trade and other receivables

	2019	2018

Bullion revenue receivable	2,987	2,695
VAT receivables	1,765	2,743
Deferred consideration on the disposal of subsidiary	1,991	-
Deposits for stores and equipment and other receivables	169	954
	6,912	6,392

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 7 and 31. The net carrying value of trade receivables is considered a reasonable approximation of fair value and are short-term in nature. Refer to note 22.1 for terms of deferred consideration on the disposal of subsidiary. No provision for expected credit losses were recognised as all scheduled payments were received up to the date of approval of these financial statements and non-payment of Trade and other receivables were not foreseen.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

21	Cash and cash equivalents

	2019	2018

Bank balances	9,383	11,187
Cash and cash equivalents in the statement of financial position	9,383	11,187
Bank overdrafts used for cash management purposes	(490)	-
Net cash and cash equivalents at year end	8,893	11,187

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 31.

	Denomination RTGS$	Interest rate
Overdraft facilities
Stanbic Bank	15,000,000	25%
First Capital Bank	10,000,000	26%

22	Eersteling

22.1	Sale of subsidiary

On May 31, 2018 the Group entered into an amended share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares and claims of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary previously consolidated as part of the Group, that has been on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3 million which would be settled by three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all suspensive conditions for the sale were met and the Group transferred the registered and beneficial ownership of Eersteling to SH Minerals. During 2019, $1 million was received and $901 was received post year end as payment towards the purchase price.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

22	Eersteling (continued)

22.1	Sale of subsidiary (continued)

Details of the disposal are as follows:

Carrying amounts of net assets over which control was lost:	2019
Non-current assets
Property, plant and equipment	227

Current assets
Trade and other receivables	84
Total assets	311

Non-current liabilities
Rehabilitation provision	650

Current liabilities
Trade and other payables	8
Total liabilities	658

Consideration receivable:
Cash received	1,000
Deferred consideration (at January 31, 2019)	1,953
Total consideration	2,953

Profit on sale of subsidiary:
Net liabilities derecognised	347
Cumulative exchange differences in respect of the net liabilities of the subsidiary reclassified from equity on loss of control of subsidiary	2,109
Fair value of consideration receivable (at January 31, 2019)	2,953
Profit on sale of subsidiary	5,409

At the date of approval of these financial statements $1,000 remained outstanding from SH Minerals and is expected to be received in July of 2020 and a further $99 remains outstanding from SH Minerals from the amount payable in January 2020 and is expected to be received shortly.

22.2	Disposal group held for sale

As at December 31, 2018, management concluded that the Eersteling disposal group will be recovered principally through a sale transaction rather than through continuing use and that the sale of Eersteling had become highly probable as one of the two suspensive conditions in the new share sale agreement had been met.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

22	Eersteling (continued)

22.2	Disposal group held for sale (continued)

As at December 31, 2018 the disposal group held for sale was stated at its carrying amount.

	2019	2018
Non-current assets
Property, plant, and equipment	-	214

Current assets
Trade and other receivables	-	80
Cash and cash equivalents	-	2
Assets held for sale	-	296

Non-current liabilities
Rehabilitation provision	-	602

Current liabilities
Trade and other payables	-	7
Liabilities associated with assets held for sale	-	609

23	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

	Number of fully paid shares*	Amount
Issued ordinary shares
January 1, 2017	10,651,936	55,002
Shares repurchased	(118,063)	(146)
Issued during the year	69,280	246
December 31, 2017	10,603,153	55,102
Issued during the year	-	-
December 31, 2018	10,603,153	55,102
Issued during the year (refer note 27.1)	159,888	963
December 31, 2019	10,763,041	56,065

* Amounts stated after the 1:5 share consolidation effected June 26, 2017.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

24	Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Blanket’s indigenous shareholders under Blanket Mine’s Indigenisation Transaction (refer note 6).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 to be able to commence dividend payments.

Reserves

	2019	2018	2017

Foreign currency translation reserve	(8,621)	(6,561)	(5,885)
Equity-settled share-based payment reserve (note 27.2)	16,760	16,760	16,746
Contributed surplus	132,591	132,591	132,591
Total	140,730	142,790	143,452

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

25	Earnings per share

Weighted average number of shares – Basic earnings per share

(In number of shares)	Note	2019	2018	2017

Issued number of shares at the beginning of year	23	10,603,153	10,603,153	52,787,428
Share consolidation		-	-	(42,135,492)
Issued shares post consolidation		10,603,153	10,603,153	10,651,936
Weighted average shares repurchased		-	-	(60,978)
Weighted average shares issued		138,736	-	16,924
Weighted average number of shares at December 31		10,741,889	10,603,153	10,607,882

Weighted average number of shares – Diluted earnings per share

(In number of shares)	2019	2018	2017

Issued number of shares at the beginning of year	10,603,851	10,603,153	10,607,882
Effect of dilutive options	143,267	698	9,622
Weighted average number of shares (diluted) at December 31	10,747,118	10,603,851	10,617,504

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 32,771 (2018: 37,302; 2017: 18,378), were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to 18,000 (2018: 18,000) options.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

25	Earnings per share (continued)

The calculation of total basic and diluted earnings per share for the year ended December 31, 2019 was based on the adjusted profit attributable to shareholders as follows:

	2019	2018	2017
Profit for the year attributable to owners of the Company (basic and diluted)	42,018	10,766	9,384
Blanket Mine Employee Trust Adjustment	(986)	(280)	(210)
Profit attributable to ordinary shareholders (basic and diluted)	41,032	10,486	9,174
Basic earnings per share - $	3.82	0.99	0.86
Diluted earnings per share - $	3.81	0.99	0.86

Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.

Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine’s indigenous shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to the indigenous shareholders and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any. The interest of the NIEEF and Fremiro shareholdings were anti-dilutive in the current and prior year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to shareholders.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

26	Provisions

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

Reconciliation of site restoration provision	2019	2018
Balance at January 1	3,309	3,797
Reclassified to Liabilities associated with assets held for sale	-	(602)
Foreign exchange movement	-	(97)
Unwinding of discount	20	20
Rehabilitation performed	-	(54)
Change in estimate during the year
- adjusted through profit or loss	-	84
- adjustment capitalised in Property, plant and equipment	17	161
Balance at December 31	3,346	3,309

The discount rates currently applied in the calculation of the net present value of the Blanket Mine provision is 2.31% (2018: 2.95%), based on a risk-free rate and cash flows estimated at an average 2.27% inflation (2018: 2.13%). The gross rehabilitation costs before discounting amounted to $3,603 (2018: $3,604) for Blanket Mine as at December 31, 2019.

27	Share-based expenses

27.1	Cash-settled share-based expense

The Group has separately disclosed the following cash-settled share-based payment arrangements in the statements of profit or loss and other comprehensive income for the years ended December 31:

	Note	2019	2018	2017

Restricted Share Units and Performance Units	27.1.(a)	616	218	853
Caledonia Mining South Africa employee incentive scheme	27.1.(b)	73	97	123
		689	315	976

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

27	Share-based expenses (continued)

27.1	Cash-settled share-based expense (continued)

(a)	Restricted Share Units and Performance Units

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Units (“PSUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PSUs were granted and approved by the Compensation Committee of the Board of Directors.

The RSUs will vest three years after grant date given that the service condition of the relevant employees is fulfilled. The value of the vested RSUs will be the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the Plan and in the award agreements, on date of settlement.

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

RSUs and PSUs were originally granted to be settled in cash. On May 8, 2018 the Board approved amendments to the awards to allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both at the discretion of the unit holder.

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2018: 85%; 2017: 94%) average performance multiplier was used in calculating the estimated liability. The liability as at December 31, 2019 amounted to $524 (December 31, 2018: $2,043). Included in the liability as at December 31, 2019 is an amount of $107 (December 31, 2018: $43; December 31, 2017: $311) that was expensed and classified as production costs; refer note 9. During the year PSUs and RSUs to the value of $2,243 vested of which $963 was issued as share capital.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

27	Share-based expenses (continued)

27.1	Cash-settled share-based expense (continued)

(a)	Restricted Share Units and Performance Share Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December 31:

	2019				2018
	RSUs	PSUs			RSUs	PSUs
Fair value ($)	$8.46		$8.19		$5.46	$5.46
Share price ($)	$8.46		$8.46		$5.46	$5.46
Performance multiplier percentage	-	93	-	100%	-	85%

Share units granted:

	RSUs	PSUs	RSUs	PSUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,965	43,871	10,965	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2017	4,443	17,774	4,443	17,774
Grant – January 19, 2019	-	124,027	-	-
Grant – June 8, 2019	-	14,672	-	-
RSU dividend reinvestments	11,316	-	10,960	-
Settlements	(87,434)	(306,920)
Total awards at December 31	5,052	156,473	92,130	324,694

On January 11, 2020 and January 19, 2020 an aggregate of 121,332 PSUs and 17,585 RSUs were awarded executives as well as to certain senior management of the companies in the Group.

(b)	Caledonia Mining South Africa employee incentive scheme

From July 2017, Caledonia Mining South Africa Proprietary Limited granted 52,282 awards respectively to certain of its employees that entitle them to a cash pay-out at the Company’s share price on November 30 each year over a 3-year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £6.07 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $16 (December 31, 2018: $47) and the expense amounted to $73 (December 31, 2018: $97; December 31, 2017: $123) for the year ended December 31, 2019. The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December, 31:

	2019	2018
	Awards
Grant - July 2017 (3-year term)	37,330	37,330
Grant - August 2018 (3-year term)	5,918	5,918
Grant - August 2019 (3-year term)	9,034	-
Awards paid out	(44,985)	(26,864)
Total awards outstanding December 31	7,297	16,384

Estimated awards expected to vest at December 31	100%	100%

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

27	Share-based expenses (continued)

27.2	Equity-settled share-based expense

The Group has expensed the following equity-settled share-based payment arrangements for the years ended December 31:

	Note	2019	2018	2017
Share option programmes	27.2 (a)	-	14	29
Facilitation and advanced dividend loan modification	27.2 (b)	-	-	806
		-	14	835

(a)	Share option programmes

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

At December 31, 2019, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	Canadian $
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
5,000	8.10	May 30, 2022
10,000	9.30	Aug 25, 2024
38,000

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

27	Share-based expenses (continued)

27.2	Equity-settled share-based expense (continued)

(a)	Share option programmes (continued)

The continuity of the options granted, exercised, cancelled and expired under the Plan were as follows:

	Number of Options*	Weighted Avg. Exercise Price
	Canadian $*

Options outstanding and exercisable at January, 2017	92,280	5.85
Granted	5,000	8.10
Exercised	(69,280)	4.50
Options outstanding and exercisable at December 31, 2017	28,000	9.55
Granted	10,000	9.30
Exercised	-	-
Options outstanding and exercisable at December 31, 2018	38,000	9.48
Granted	-	-
Exercised	-	-
Options outstanding and exercisable at December 31, 2019	38,000	9.48

The weighted average remaining contractual life of the outstanding options is 2.14 years (2018: 3.14 years).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

27.2	Equity-settled share-based expense (continued)

(a)	Share option programmes (continued)

Inputs for measurement of grant date fair values

The fair value of share-based payments noted above was estimated using the Black-Scholes Option Pricing Model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. The following assumptions were used in determining the fair value of the options:

Options granted	10,000	* 5,000	*18,000
Grant date	February 27, 2018	May 30, 2018	October 13, 2017
Risk-free interest rate	2,86%	2.40%	0.53%
Expected stock price volatility (based on historical volatility)	32%	118%	119%
Expected option life in years	3	3	5
Exercise price	CAD 9.30	* CAD 8.10	* CAD 11.50
Share price at grant date	CAD 9.30	* CAD 8.10	* CAD 11.50
Fair value at grant date	$1.40	* $ 5.81	*$9.45

The exercise price was determined as the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience. The share-based payment expense relating to the grants amounted to $Nil (2018: $14; 2017: $29).

* Amounts stated after the 1:5 share consolidation effected on June 26, 2017.

(b)	Facilitation and advance dividend loan modification

On June 23, 2017, the Group, Blanket Mine and the indigenous shareholders reached agreement to change the interest rate on the facilitation and advanced dividend loans from the previously agreed 12 month LIBOR + 10% to the lower of a fixed rate of 7.25% per annum, payable quarterly or 80% of the dividends paid in the financial quarter. The modification was beneficial to the indigenous shareholders and resulted in an equity-settled share-based payment expense of $806. The Monte Carlo simulation approach was followed to value the fair value of the indigenous shareholders’ equity before and after the modification date. The fair value of the indigenous shareholders’ equity was based on simulating the future Blanket Mine dividend yields.

The following assumptions were used in determining modification of the expense:

Modification date	June 23, 2017
Blanket Mine dividend yield	23.70%	-	89.88%
Risk free interest rate	$ swap curve
Group market capitalisation at grant date ($’000)	$68,436

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

28	Loans and borrowings

	2019	2018	2017

Balance at January 1	5,960	1,486	2,987
Cash flows
Repayment
- Capital	-	(1,500)	(1,500)
- Interest	(130)	(58)	(156)
Proceeds	2,340	6,000	-
Transaction cost	(46)	(60)	-
Unrealised foreign exchange	(5,818)	-	-

Non-cash flows
Interest	165	92	155
Balance at December 31	2,471	5,960	1,486

Long-term portion of term loan facility	1,942	5,960	-
Short-term portion of term loan facility	529	-	1,486

Finance costs are accounted for in note 15 on the effective interest rate method.

Terms and repayment schedule

The terms and conditions of outstanding loans are as follows on December 31:

				2019		2018
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Unsecured bank loan - Stanbic	RTGS$	25%	2021	384	384	5,960	5,960
Unsecured bank loan - First Capital	RTGS$	26%	2021	2,087	2,087	-	-
Total				2,471	2,471	5,960	5,960

The Stanbic loan is repayable in as a single bullet payment in December of 2021 and the First Capital loan is repayable by way of 4 quarterly instalments commencing December 2020.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

29	Trade and other payables

	2019	2018

Trade payables and accruals	2,825	2,510
Electricity accrual	626	4,054
Lease liability (note 13)	349	-
Audit fee	370	239
Shareholders for dividend	364	215
Other payables	582	475
Financial liabilities	5,116	7,493
Production and management bonus accrual - Blanket Mine	1,092	-
Other employee benefits	546	669
Leave pay	1,943	1,889
Non-financial liabilities	3,581	2,558
Total	8,697	10,051

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 7 and note 31.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

30	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2019	2018	2017

Operating profit	60,889	21,421	20,618
Adjustments for:
Loss on sale of Property, plant and equipment	-	-	2
Impairment of Property, plant and equipment	144	208	12
Profit on disposal of subsidiary	(5,409)	-	-
Scrapping of Property, plant and equipment	63	-	-
Unrealised foreign exchange (gain)/loss	(31,307)	(243)	121
Cash-settled share-based payment expense	689	228	897
Cash-settled share-based payment expense included in operating cost	107	43	311
Equity-settled share-based payment expense	-	14	835
Settlement of cash-settled share-based payments	(1,384)	-	-
Site restoration	-	30	36
Depreciation	4,434	4,071	3,763
Allowance for obsolete stock	-	15	32
Provision for impairment – royalty rebate (note 11)	-	-	181
Unrealised portion of gold hedge	(102)	-	-
Net cash used for assets and liabilities held for sale	-	(2)	-
Cash generated by operations before working capital changes	28,124	25,785	26,808
Inventories	(1,655)	(277)	(1,975)
Prepayments	(2,099)	(62)	82
Trade and other receivables	393	(1,916)	(1,437)
Trade and other payables	(878)	(2,411)	5,407
Cash flows from operating activities	23,885	21,119	28,885

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

31	Financial instruments

i)	Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	December 31, 2019	December 31, 2018

Zimbabwe	3, 123	3,639
Jersey, Channel Islands	2,003	-
Other regions	20	10
	5,146	3,649

31	Financial instruments (continued)

ii)	Liquidity risk

The following are the contractual maturities of financial liabilities, including contractual interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities

December 31, 2019	Carrying amount	12 months or less	1-3 Years
Trade and other payables	5,116	5,116	-
Term loan facility	2,471	-	2,471
	7,587	5,116	2,471

December 31, 2018	Carrying amount	12 months or less	1-3 Years
Trade and other payables	7,493	7,493	-
Term loan facility	5,960	-	5,960
	13,453	7,493	5,960

iii)	Currency risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currency that it transacts in and the functional currency. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in US Dollar in the Group’s consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

31	Financial instruments (continued)

iii)	Currency risk (continued)

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

	2019 $‘000		2018 $‘000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	57	4,176	57	8,147
Trade and other receivables	-	1,735	-	126
Trade and other payables	-	(179)	-	(345)
Term loan	-	(2,471)	-	(5,960)
Overdraft	-	(490)	-	-
	57	2,771	57	1,968

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss and equity for the group:

	2019 $‘000		2018 $’000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	3	199	3	388
Trade and other receivables	-	82	-	6
Trade and other payables	-	9	-	(16)
Term loan	-	(117)	-	(283)
Overdraft	-	(23)	-	-
	3	150	3	95

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

31	Financial instruments (continued)

iv)	Interest rate risk

The group's interest rate risk arises from Loans and borrowings, overdraft facility and cash held. The Loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2019	2018
Cash and cash equivalents	9,383	11,187
Term loan	(2,471)	(5,960)
Overdraft	(490)	-

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis – Cash and cash equivalents	2019	2018
Increase by 100 basis points	94	111
Decrease by 100 basis points	(94)	(111)

Sensitivity analysis – Term loan	2019	2018

Increase by 100 basis points	(25)	(60)
Decrease by 100 basis points	25	60

Sensitivity analysis – Overdraft	2019	2018

Increase by 100 basis points	(5)	-
Decrease by 100 basis points	5	-

32	Dividends

	2019	2018	2017

Dividends paid to owners of the Company (Excluding NCI)	2,968	2,908	2,904

The quarterly dividend policy of paying 6,875 cents per share was increased to 7,5 cents from January 3, 2020.

33	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

34	Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain executives are considered key management.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation. If this was triggered as at December 31, 2019 the severance payment would have amounted to $4,051 (2018: $5,221). A change in control would constitute:

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

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2019	2018	2017
Key management salaries and bonuses	2,362	2,476	2,041
Cash-settled share-based expense*	723	261	1,164
	3,085	2,737	3,205

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 27.1(a)). Group entities are set out in note 35.

Refer to note 6 and note 37 for transactions with Non-controlling interests. Refer to note 36 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

* Amount inclusive of $107 (2018: $43) classified as production costs.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

35	Group entities

	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
			2019	2018	2019	2018
Subsidiaries of the Company			%	%
Caledonia Holdings Zimbabwe (Private) Limited	$	Zimbabwe	100	100	-	-
Caledonia Mining Services Limited	$	Zimbabwe	100	100	-	-
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	1,750	(565)
Greenstone Management Services Holdings Limited	$	United Kingdom	100	100	14,902	9,813
Blanket Mine (1983) (Private) Limited	$	Zimbabwe	(2)49	(2)49	(400)	-
Blanket Employee Trust Services (Private) Limited (BETS) (1)	$	Zimbabwe	-	-	-	-

(1) BETS and the Community Trust are consolidated as structured entities.

(2) Refer to note 6, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

36	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprise Caledonia Holdings Zimbabwe Limited and subsidiaries. The South Africa geographical segment comprise a gold mine in 2018, sold in 2019, that was on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company and Greenstone Management Services Holdings Limited (UK) responsible for administrative functions within the group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Corporate and other reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments 2019	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	75,826	15,973	(15,194)	(779)	75,826
Royalties	(3,854)	-	-	-	(3,854)
Production costs	(36,278)	(13,740)	13,618	-	(36,400)
Depreciation	(4,645)	(90)	350	(49)	(4,434)
Management fee*	(2,798)	2,798	-	-	-
Other income	2,016	258	-	-	2,274
Other expenses	(498)	(168)	-	-	(666)
Administrative expenses	(126)	(1,736)	-	(3,775)	(5,637)
Cash-settled share-based expense	(234)	(166)	-	(289)	(689)
Net Foreign exchange gain	29,634	9	-	18	29,661
Net finance cost	(299)	57	-	44	(198)
Profit on sale of subsidiary	-	-	-	5,409	5,409
Gold hedge expense	-	-	-	(601)	(601)
Profit before tax	58,744	3,195	(1,226)	(22)	60,691
Tax expense	(9,529)	(825)	192	(128)	(10,290)
Profit for the year	49,215	2,370	(1,034)	(150)	50,401

Of the management fee $627 was receivable and payable at year end (2018: $1,871).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

36	Operating Segments (continued)

Information about reportable segments 2019	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	21,608	3,383	(139)	4,987	29,839
Non-current (excluding intercompany)	115,611	315	(2,456)	244	113,714
Expenditure on property, plant and equipment	21,465	47	(1,165)	248	20,595
Intercompany balances	-	8,869	(52,783)	43,914	-

Geographic segment liabilities
Current (excluding intercompany)	(7,177)	(1,546)	-	(627)	(9,350)
Non-current (excluding intercompany)	(9,085)	(17)	140	(524)	(9,486)
Intercompany balances	(2,441)	(32,558)	52,783	(17,784)	-

Information about reportable segments 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	68,399	12,554	(12,166)	(388)	68,399
Royalties	(3,426)	-	-	-	(3,426)
Production costs	(39,186)	(11,328)	11,199	-	(39,315)
Depreciation	(4,366)	(32)	327	-	(4,071)
Management fee*	(2,650)	2,650	-	-	-
Other income	6,482	366	-	253	7,101
Other expenses	(296)	-	-	(40)	(336)
Administrative expenses	(159)	(2,433)	-	(3,873)	(6,465)
Cash-settled share-based expense	(84)	(137)	-	(94)	(315)
Equity-settled share-based expense	-	-	-	(14)	(14)
Net Foreign exchange gain/(loss)	133	(327)	-	417	223
Net finance cost	(262)	17	-	25	(220)
Gold hedge expense	-	-	-	(360)	(360)
Profit before tax	24,585	1,330	(640)	(4,074)	21,201
Tax expense	(7,085)	(387)	153	(126)	(7,445)
Profit for the year	17,500	943	(487)	(4,200)	13,756

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

36	Operating Segments (continued)

Information about reportable segments 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	21,505	3,489	(91)	3,265	28,168
Non-current (excluding intercompany)	98,700	466	(1,641)	-	97,525
Expenditure on property, plant and equipment	20,436	370	(891)	-	19,915
Intercompany balances	-	6,926	(46,240)	39,314	-
Assets held for sale	-	296	-	-	296

Geographic segment liabilities
Current (excluding intercompany)	(10,445)	(1,403)	-	(350)	(12,198)
Non-current (excluding intercompany)	(33,043)	(47)	446	(2,043)	(34,687)
Intercompany balances	(1,345)	(33,032)	46,240	(11,863)	-
Liabilities directly associated with assets held for sale		(609)	-	-	(609)

Information about reportable segments 2017	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	69,762	-	-	-	69,762
Inter-segmental revenue	-	15,247	(15,061)	(186)	-
Royalties	(3,498)	-	-	-	(3,498)
Production costs	(36,753)	(14,751)	15,324	-	(36,180)
Depreciation	(4,019)	(53)	309	-	(3,763)
Management fee	(3,960)	3,960	-	-	-
Other income	2,358	205	-	31	2,594
Other expenses	-	(14)	-	-	(14)
Impairment loss on trade receivables	(181)	-	-	-	(181)
Administrative expenses	(40)	(2,258)	-	(3,613)	(5,911)
Cash-settled share-based expense	(581)	-	-	(395)	(976)
Equity-settled share-based expense	(806)	-	-	(29)	(835)
Net foreign exchange (loss)/gain	(375)	207	-	(212)	(380)
Net finance cost	(69)	10	-	28	(31)
Profit before tax	21,838	2,553	572	(4,376)	20,587
Tax expense	(7,587)	(1,104)	-	-	(8,691)
Profit for the year	14,251	1,449	572	(4,376)	11,896

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

36	Operating Segments (continued)

Major customer

Revenues from Fidelity in Zimbabwe amounted to $75,826 (2018: $68,399; 2017: $69,762).

37	Non-controlling interests

Blanket Mine (1983) (Private) Limited NCI % - 16.2%

	2019	2018	2017

Current assets	21,386	19,107	15,559
Non-current assets	115,610	98,700	82,798
Current liabilities	(8,630)	(13,200)	(16,232)
Non-current liabilities	(9,085)	(33,043)	(23,041)
Net assets	119,281	71,564	59,084

Carrying amount of NCI	16,302	8,345	5,944

Revenue	75,826	68,399	69,762
Profit after tax	51,746	18,456	15,506
Total comprehensive income	51,746	18,456	15,506

Profit allocated to NCI	8,383	2,990	2,512
Dividend to NCI	(426)	(589)	(406)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(in thousands of United States dollars, unless indicated otherwise)

38	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2019 was $506 (2018: $619).

39	Subsequent events

There were no significant subsequent events between December 31, 2019 and the date of issue of these financial statements other than described below and included in the preceding notes to the consolidated financial statements.

(a)	Purchase of 15% Fremiro stake in Blanket

On January 21, 2020 the Group concluded the purchase of Fremiro’s 15% shareholding in Blanket Mine and its facilitation loans. The purchase price of $16,667 was settled through the issue of 727,266 shares in the Company and cancelled the facilitation loan outstanding, repurchased the NCI and increased the Group’s shareholding in Blanket Mine.

At the date of authorisation of the financial statements the estimated financial effect could not be made.

(b)	Amendment of GCSOT advanced dividend loan terms

On February 27, 2020 the Blanket board approved the amendment to the terms of the GCSOT advanced dividend loan (refer note 6). It was resolved that going forward, 20% of the Blanket dividend attributable to GCSOT would accrue to GCSOT unconditionally and 80% would repay the advanced dividend loan. At the date of authorisation of the financial statements the estimated financial effect could not be made.

(c)	Going concern assumption and COVID-19

Management prepared these consolidated financial statements on a going concern basis as it is not intended to liquidate the business or cease trading in the foreseeable future.

Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could influence management’s going concern assumption. Management cannot accurately predict the future impact COVID-19 may have on:

•	global gold prices;
•	demand for gold and the ability to refine and sell gold produced;
•	the severity and the length of potential measures taken by governments to manage the spread of the disease, and their effect on labour availability and supply lines;
•	availability of government supplies, such as water and electricity;
•	local currency purchasing power; or
•	ability to obtain funding.

At the date of the approval of these consolidated financial statements, the Zimbabwean government has not introduced measures which impede the normal operation of the business. The South African government has introduced measures which effectively shut down the normal supply chain for the business for a period of 21 days from March 26, 2020. Management believes the business holds sufficient levels of stocks to be able to maintain normal production without interruption and accordingly the current situation bears no impact on management’s going concern assumption.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date March 30, 2020

CALEDONIA MINING CORPORATION PLC
By:	/s/ Mark Learmonth
Mark Learmonth Chief Financial Officer