Form 20-F
period 2020-12-31
Caledonia Mining Corp Plc
filed 2021-03-29
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Mark Learmonth, +44 1534 679 800, mlearmonth@caledoniamining.com, B006 Millais House,

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

12,118,823 (“Common shares” or “shares”)

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

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

[ ]

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

[ ] Yes         [X] No

tABLE OF cONTENTS

PART I		9
ITEM 1 - Identity of Directors, Senior Management and Advisers		9
ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE		9
ITEM 3 - KEY INFORMATION		9
A.	Selected Financial Data	9
B.	Capitalization and Indebtedness	10
C.	Reasons for the Offer and Use of Proceeds	10
D.	Risk Factors	10
ITEM 4 - INFORMATION ON THE COMPANY		24
A.	History and Development of the Company	24
B.	Business Overview	28
C.	Organizational Structure	31
D.	Property, Plant and Equipment and Exploration and evaluation assets	31
ITEM 4A - UNRESOLVED STAFF COMMENTS		37
ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS		37
A.	Operating Results	38
B.	Liquidity and Capital Resources	44
C.	Research and development, patents and licenses, etc.	45
D.	Trend Information	45
E.	Off-Balance Sheet Arrangements	46
F.	Tabular Disclosure of Contractual Obligations	46
G.	Safe Harbor	46
ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		47
A.	Directors and Senior Management	47
B.	Board Practices	52
C.	Employees	53
D.	Share Ownership	53
ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		54
A.	Major Shareholders	54
B.	Related Party Transactions	55
C.	Interests of Experts and Counsel	55
ITEM 8 - FINANCIAL INFORMATION		55
A.	Consolidated Statements and Other Financial Information	55
B.	Significant Changes	56
ITEM 9 - THE OFFERING AND LISTING		56
A.	Offering and Listing Details	56
B.	Plan of Distribution	56
C.	Markets	56
D.	Selling Shareholders	56
E.	Dilution	56
F.	Expenses of the Issue	56
ITEM 10 - ADDITIONAL INFORMATION		56
A.	Share Capital	56
B.	Memorandum and Articles of Association	56
C.	Material Contracts	63
D.	Exchange Controls	63
E.	Taxation	64
F.	Dividends and Paying Agents	67
G.	Statement by Experts	67
H.	Documents on Display	67
I.	Subsidiary Information	68

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

Status as an Emerging Growth Company

We are an “emerging growth company” as defined in Section 3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future. During 2020 Caledonia completed the first sale of equity securities under the Securities Act and may therefore in 2026 no longer qualify as an emerging growth company. Refer to note 24 in the Consolidated Financial Statements for detail on the sale of these equity securities.

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

Financial – All in USD’000’s unless indicated otherwise	2020	2019	2018	2017	2016
Revenue	100,002	75,826	68,399	69,762	61,992
Gross Profit	46,656	31,138	21,587	26,321	23,492
Profit for the year – after tax from operations	25,257	50,401	13,756	11,896	11,085
Profit for the year – after tax from continuing operations	25,257	50,401	13,756	11,896	11,085
Profit attributable to owners of the Company	20,780	42,018	10,766	9,384	8,526
Net cash and cash equivalent	19,092	8,893	11,187	12,756	14,335
Current Assets	44,586	29,839	28,168	27,913	25,792
Total Assets	177,920	143,553	125,693	110,056	90,709
Current Liabilities	9,964	9,879	12,198	15,602	9,832
Non-current Liabilities	9,913	8,957	34,687	25,243	21,560
Net Assets/Total equity	158,043	124,717	78,808	69,211	59,317
Total Capital Expenditures – Cash	27,840	20,024	20,192	21,639	19,885
Dividend per share – cents (1)	32.1	27.5	27.4	27.4	24.5
Earnings per share – cents (1)	173	382	99	86.5	79.5
Diluted earnings per share – cents (1)	173	381	99	86.4	79

Share Information

	2020	2019	2018	2017	2016
Market Capitalization at December 31 (2)	192,447	90,624	57,852	77,932	60,178
Shares Outstanding (Thousands)(1)	12,119	10,763	10,603	10,603	10,557
Options Outstanding (Thousands)(1)	28	38	38	28	92

(1)	All dividends per share, earnings per share, diluted earnings per share and option numbers are stated on the bases of the 1:5 share consolidation on June 26, 2017.
(2)	Based on the NYSE American share price quoted in USD from July 27, 2017. Amounts before July 27, 2017 were based on the OTCQX share price quoted in USD.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

As of March 29, 2021, we had 12,118,823 shares issued and outstanding.  In addition, as of March 29, 2021, 28,000 shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders.  As of March 29, 2021, we may issue stock options to purchase an additional 1,183,882 shares under our existing stock option plan.  As of March 29, 2021, our senior officers and directors beneficially owned, as a group, 447,882 shares (3.7% of our issued share capital), including stock options to acquire an additional 18,000 shares. Sales of substantial amounts of our shares into the public market, by our officers or directors or pursuant to the exercise of options, or even the perception by the market that such sales may occur, may lower the market price of our shares.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

The economic viability of our revenues, operations and exploration and development projects is, and is expected to be, heavily dependent on the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years. The price of gold is affected by numerous factors beyond our control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes; and inventory carrying costs. The effect of these factors on the price of gold, and therefore the economic viability of our operations, cannot be accurately predicted. Blanket Mine (1983) (Private) Limited, the company which owns the Blanket Mine (all hereinafter referred to as “Blanket” or “Blanket Mine” as the context requires) continues to sell all of its gold production from the Blanket Mine to Fidelity Printers and Refiners Limited (“Fidelity”), as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25% (2.5% from October 1, 2018 to January 11, 2019). The Company may enter into hedging agreements from time to time for economic hedging purposes as described in note 23 of the Consolidated Financial Statements.

Our Business Operations and/or Activities could be impacted by the spread of the Coronavirus.

Our business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”). We cannot accurately predict the impact COVID-19 will have on third parties’, including our employees’ ability to fulfil their obligations to the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those countries we rely on to conduct our business operations), resulting in an economic downturn that could negatively impact our operating results.

With regular lockdowns implemented by the Government of Zimbabwe and the Government of South Africa the supply chain has continued to function at a level that is adequate to augment our inventories, sufficient to maintain normal production without interruption and accordingly the current situation bears no impact on management’s going concern assumption.

Further, management had to incur additional costs to ensure the wellbeing of its employees and made donations to stakeholders in Zimbabwe to assist in curbing the effects of COVID-19. Refer to notes 9 and 13 of the Consolidated Financial Statements for the cost related to these expenditures.

In response to these COVID-19 risks, management has maximised the inventory of consumable stock; engaged closely with its customer, Fidelity, regarding access to refiners and the eventual route to market for Blanket’s production; and management regularly reviews its financial status and projections.

Work on the Central Shaft project was delayed by restrictions on the movement of specialised personnel and the transport of equipment due to the COVID-19 pandemic. The Central Shaft is now expected to be commissioned in the first quarter of 2021 instead of the fourth quarter of 2020. The delay in commissioning has affected target production for 2021 which has been reduced from approximately 75,000 ounces to a range of 61,000 to 67,000 ounces. There is no change to the target production rate of 80,000 ounces from 2022 onwards.

Currently there are no concerns over the valuation of our assets as disclosed in the Consolidated Financial Statements and the Company don’t foresee any changes in the cost of capital, cash requirements or any covenant defaults in our credit agreements. Refer to note 40 of the Consolidated Financial Statements.

At the date of the authorisation of this document management is of the opinion that the effects of COVID-19 have been considered in making significant judgements and estimates, valuations and evaluating our going concern principle. However, it must be recognised that the duration and effects of the COVID-19 pandemic are uncertain and can affect our forecasting accuracy.

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

Blanket uses water in the metallurgical process, some of which is pumped from the deeper levels of the mine but most of which is obtained from the “Blanket dam” (which, despite its name, is neither owned nor managed by Blanket Mine) which also supplies water to the nearby town of Gwanda. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. The 2020/21 rainy season has been better than average and management believes that there is enough water in the Blanket dam to maintain normal operations until the next rainy season. During dry periods as a precautionary measure, Blanket intends to resuscitate existing boreholes and determine their yield; conduct hydrological surveys to identify potential new boreholes; recycle water from the lower levels of unused workings and construct a pond to store water that is pumped from current workings. If, however, there is inadequate water supply, operations at Blanket Mine may become more costly or have to be curtailed, suspended or even terminated which may have serious adverse consequences to the viability of gold production from Blanket Mine that could, in turn, have a material adverse effect on our business, results of operations or financial performance.

Our operations may be subject to inadequate electricity supply.

Zimbabwe’s electricity generation is mainly from the Kariba hydro station on the Zambezi river, the Hwange coal-fired station and several other much smaller coal-fired power stations. Even if Zimbabwe’s installed generating capacity is fully operational, it cannot generate enough electricity to meet its requirements and therefore Zimbabwe imports electricity from Mozambique and South Africa. Blanket Mine has a supply agreement with the Zimbabwe Electricity Supply Authority (“ZESA”) in terms of which it pays a premium rate in return for uninterrupted power.

The generating capacity at the Kariba hydro generating station fluctuates at times when the water levels are low. In addition, the export of electricity from South Africa to Zimbabwe is also interrupted due to a lack of generating capacity in South Africa and therefore interruptions to the Blanket supply do occur. The combined effect of these are severe electricity shortages that lead to “load-shedding” or low voltage occurrences. As a result of load-shedding and low voltage occurrences, Blanket’s use of diesel for generating electricity increased from approximately 1,345,000 liters for the year in 2019 to 1,903,000 liters in 2020.

Power surges as experienced at Blanket, if not controlled, can cause severe damage to Blanket’s electrical equipment. Blanket has installed its own equipment to regulate the incoming power; however, this equipment was itself damaged by the incoming supply. Power surges are regulated by Autotap transformers that are installed to normalise fluctuations up to 10MVA; current fluctuations vary to 12MVA. Blanket had to install an additional Autotap transformer and repair Autotap transformers that broke down from late 2020 to early 2021. This resulted in many power trips due to the power surges and an increased use of our generators.

If an electricity shortage or outage persists, operations at Blanket Mine may become more costly or have to be curtailed, suspended or even terminated which may have serious adverse consequences to the viability of production from Blanket Mine that could, in turn, have a material adverse effect on our business, results of operations or financial performance.

Blanket has addressed the issue of interrupted power supply by installing stand-by generators. These generators can supply the whole mine with electricity but is a costly and environmentally unfriendly electricity source that is reliant on fuel imports that may from time to time be in shortage in Zimbabwe.

To mitigate against the current electricity situation, Caledonia has entered into a contract for the construction of a 12MWac solar plant at a cost of approximately $12 million. Total costs to design, construct, evaluate, licence and structure the project are expected to be approximately $14.1 million. Refer to Item 4.B for more detail regarding the proposed solar plant and its financing.

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

The current monetary situation in Zimbabwe can be summarized as follows:

•	There continues to be a shortage of foreign currency in Zimbabwe, although in recent months Blanket has had satisfactory access to foreign exchange due to the higher gold price and increased production.

•	The local currency (known as “RTGS” or “RTGS$”) rate of annual inflation increased from 5% in September 2018 to approximately 500% by December 2019. By December 2020 the monthly inflation rate had fallen to approximately 4.2% and the annual rate was approximately 350%. A high rate of RTGS inflation has little effect on Blanket’s operations now that Blanket has adjusted employee remuneration to reflect the increased cost of living and Blanket’s costs and revenue track US Dollar prices. Further devaluation in the RTGS to the USD has curbed the inflationary price rise prices.

•	Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and RTGS accounts which can only be used for domestic transactions.

•	On February 20, 2019 the Reserve Bank of Zimbabwe (“RBZ”) allowed inter-bank trading between currency held in the RTGS$ system and the FCA system. Prior to this, the RBZ had stipulated that a Dollar in the RTGS system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter-end since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates

(RTGS$: US$1)

February 20, 2019	2.500
March 31, 2019	3.003
June 30, 2019	6.543
September 30, 2019	15.090
December 31, 2019	16.773
March 31, 2020	25.000
June 30, 2020	57.3582
September 30, 2020	81.4439
December 31, 2020	81.7866
March 26, 2021	84.1197

•	The interbank trading mechanism addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices, which had an adverse effect on employee morale. Management has increased RTGS$-denominated remuneration so that it remains more closely aligned to the US Dollar value using the interbank rate. This has alleviated some of the financial distress experienced by Blanket employees. Management regularly evaluates the available USD and increases the USD allocations to its employees when the monetary policy allows sufficient cash flows for Blanket to do so.

•	In February 2020, the RBZ announced its intention to further liberalise the interbank market with the objective of increasing liquidity and transparency. However, in response to the COVID-19 pandemic, the Minister of Finance reversed this policy and re-established a fixed exchange rate of ZWL$25:US$1 with effect from March 26, 2020. Despite the fixed exchange rate, the local currency continued to devalue on the informal exchange markets. On June 23, 2020, the RBZ introduced an “auction system” whereby, on a weekly basis, buyers and sellers of local currency and foreign exchange submit tenders which the RBZ uses to determine a revised interbank rate.

•	Zimbabwean gold producers, including Blanket, are required to sell their gold to Fidelity. Prior to May 26, 2020, 55% of the sale proceeds were received in FCA and the balance was received in RTGS$. From May 26, 2020 to January 6,2021 gold producers received 70% of their sale proceeds in FCA and the balance in RTGS$. With effect from January 7, 2021, gold producers receive 60% of their revenues in FCA and the balance in RTGS$. Blanket uses the FCA component to pay for imported goods, services, electricity, dividends and a portion of the wages and salaries at Blanket; the RTGS$ component is used to pay for goods and services procured in Zimbabwe, the remaining portion of wages and salaries at Blanket and payroll taxes and a proportion of Blanket’s income tax. At prevailing gold prices and the current rate of production the 60% FCA allocation is sufficient for Blanket to continue mining operations, to fully implement the investment plan as scheduled and allow Caledonia to remit dividends from Zimbabwe. However, the revised 60% FCA allocation means that Blanket is expected to build up a balance of RTGS$ for which there is no commercial use. To avoid this eventuality, Blanket participates in the weekly auction to sell RTGS$ for FCA which provides an adequate mechanism to manage Blanket’s treasury.

•	Provided the interbank exchange rate is efficient, Blanket continues to participate effectively in the weekly foreign exchange auctions and Blanket receives the amounts due promptly, in full and at an exchange rate which reflects economic fundamentals, management is optimistic the current policy is an acceptable environment.

•	Throughout the above and to the date of the issue of the Consolidated Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities

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

Blanket Mine is our principal mining asset. In addition, Blanket Mine has title to numerous but smaller satellite properties in the surrounding Gwanda greenstone terrain. These satellite properties are in the exploration stage and are without any known bodies of commercial ore. The Eagle Vulture, Mascot and Penzance satellite properties were sold in 2021. During the fourth quarter of 2020 the Company entered into option agreements that gave the Company the exclusive right to explore the Glen Hume and Connemara North properties. Refer to notes 18 and 21 of the Consolidated Financial Statements and Item 4.A for more detail on the sale of the satellite properties and the newly acquired options over exploration properties. There is no assurance that our mineral exploration activities will result in any discoveries of commercial bodies of mineral reserves. The long-term profitability of our operations will, in part, be directly related to the costs and success of our exploration programs, which may be affected by several factors.

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

Further development and commercial production at Blanket Mine, satellite properties and newly acquired explorations options cannot be assured.

We are engaged in further development activities at Blanket Mine and its satellite properties and have started our exploration program at Glen Hume. Estimates for future production, at Blanket Mine, are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations. Construction and development of projects are subject to numerous risks including, but not limited to: obtaining equipment, permits and services; changes in regulations; currency rate changes; labor shortages; fluctuations in metal prices; and the loss of community support.

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

Refer to capital investments under Item 4.A for detail on development activities at Blanket and surrounding areas.

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

Depending on our ability to generate income from our operations, we may require further financing for current and future exploration and development. Should our projections for fiscal years 2021 through to 2023 prove incorrect, to finance our working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

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

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where we operate, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price. Our shares are listed in the U.S. on the NYSE American and depositary interests representing our shares are admitted to trading on AIM of the London Stock Exchange (“AIM”) (the use of the term “share” in this Annual Report also, where the context requires, extends to a depositary interest representing a share). The Company voluntarily delisted its shares from the Toronto Stock Exchange (“TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents.

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
  fluctuations of exchange rates between the USD, GBP, CAD, RTGS$ and ZAR;
  changes or proposed changes in laws and regulations affecting the gold mining industry;
  changes in trading volume of our shares on the NYSE American or AIM;
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
  fluctuations in the valuation of companies perceived by investors to be comparable to us; and
  conditions in the U.S. and United Kingdom financial markets or changes in general economic conditions.

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

In 2018, a training facility (called the Nyanzvi initiative) was established at Blanket using dedicated facilities and specially trained facilitators. The entire Blanket workforce has participated in the programme which resulted in the general improvement in safety in the first two quarters of 2020. The Nyanzvi programme was suspended from late March 2020 due to the need to observe social distancing because of COVID-19 which contributed to the increase in reportable events in the quarter and the preceding quarter. Management expects the safety performance will improve when the Nyanzvi initiative and other safety measures which were suspended due to COVID-19 restrictions are re-instated.

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

In response to the COVID-19 pandemic, measures were introduced to safeguard our employees; e.g. protective equipment and - clothing, sanitisers, stricter safety protocols, etc. One case of COVID-19 was recorded at Blanket during the fiscal year ended December 31, 2020; 28 cases have been detected in January and February 2021 and some cases were also detected at the Company’s offices in Harare and amongst its employees in Johannesburg. None of the identified cases resulted in hospitalisation and all infected persons appear to have made or be making a full recovery.

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

In the fourth quarter of 2020 Caledonia acquired the exclusive rights to explore the Connemara North and Glen Hume properties, both situated near Gweru, Zimbabwe. Refer to note 18 of the Consolidated Financial Statements and Item 4.A “capital investments” for more detail on these acquisitions. If the exploration yields satisfactory results, Caledonia has the right to acquire the mining claims over the areas.

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

During 2020 the Company sold its first equity securities under the Securities Act. This means that the Company may no longer qualify as an emerging growth company following the fifth anniversary of the completion of the equity raise. The Company may instead thereafter have to comply with Section 404(b) of the Sarbanes-Oxley Act where our registered public accountant will be required to attest to management’s assessment of its internal controls over financial reporting as presented under Item 15B of Form20-F.

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

There are differences in United States and Canadian reporting of mineral reserves and mineral resources.

From time to time, we also report mineral resources in accordance with the Canadian requirements outlined in Canadian National Instrument 43-101 which are not directly comparable to IG 7 mineral reporting and disclosure requirements. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be used by the Company pursuant to Canadian National Instrument 43-101; however, these terms are not defined terms under IG 7 and historically have not been permitted to be used in reports and registration statements filed in accordance with IG 7 with the SEC. Investors are cautioned not to assume that any part of or all mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.

Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, teh SEC has historically only permitted issuers to report “resources” as in-place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in some of our reports may not be comparable to information made public in accordance with IG 7.

Further, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum standards (the “CIM Definitions Standards”). These definitions differ from the definitions in IG 7. Under IG 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits or governmental authorizations must be filed with the appropriate governmental authority.

Accordingly, the information contained in some of the reports containing descriptions of the Company's mineral deposits may not be comparable to similar information made public in accordance with IG 7.

On October 31, 2018, the SEC adopted the Modernization of Property Disclosures for Mining Registrants (the “New Rule”), introducing significant changes to the existing mining disclosure framework to better align it with international industry and regulatory practice, including NI 43-101. The New Rule became effective as of February 25, 2019 and following a transition period the Company will be required to comply with the New Rule as of its annual report for its first fiscal year beginning on or after January 1, 2021, and earlier in certain circumstances. While early voluntary compliance with the New Rule is permitted, the Company has not elected to comply with the New Rule at this time and the Company does not anticipate needing to comply with the New Rule until March 2022. Under the New Rule, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" which are also substantially similar to the corresponding CIM Definition Standards; however, there are differences in the definitions under the New Rule and the CIM Definition Standards and therefore once the Company begins reporting under the New Rule there is no assurance that the Company's Mineral Reserve and Mineral Resource estimates will be the same as those reported under CIM Definition Standards as contained in this Annual Report.

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

On July 24, 2017, the Company announced that its shares would be listed on the NYSE American and trading began on July 27, 2017. The trading of the Company’s shares on the OTCQX ceased upon the commencement of trading on the NYSE American.

Caledonia voluntary delisted its shares from the TSX on June 19, 2020. After the delisting, the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents.

As at the date of this report Caledonia’s shares trade on the NYSE American and AIM under the ticker “CMCL”.

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

On February 27, 2020, the Company, Blanket Mine and the indigenous shareholders of Blanket Mine reached an agreement to change the repayment terms of the advance dividend loan to the Community Trust. The amendment allows that 20% of the Community Trust’s share of the Blanket dividend accrues to it on declaration of the dividend and that the remaining 80% be applied to the advance dividend loan from February 27, 2020. The modification was not considered beneficial to the other indigenous shareholders.

Capital Investment

The main capital development project is the central shaft at the Blanket Mine (“Central Shaft”) which will allow for three new production levels below the current operations; a fourth level is intended to be added in due course via a decline construction. Shaft sinking commenced in early 2015 and the shaft reached its target depth of 1,204 metres (approx. 4,000 feet) in July 2019. The Central Shaft was fully equipped by the end of 2020 and the production headgear was erected in January 2021. The shaft will be fully commissioned by the end of the first quarter of 2021. Production can increase after the Central Shaft has been commissioned. Production guidance for 2021 is a range of 61,000 to 67,000 ounces; guidance from 2022 onwards is 80,000 ounces – 38% higher than the production in 2020.

Work on underground development was hampered by the unstable electricity supply which has caused frequent power interruptions and by systemic power outages due to the general lack of electricity in Zimbabwe. In November 2019 further diesel generators were installed so that work at Central shaft can continue uninterrupted throughout any interruptions to the electricity supply from the grid.

In addition to the Central shaft, work continued on decline developments at the AR South, AR Main and Eroica ore bodies, preparations commenced for a further decline at the Blanket orebody and work continued on haulages on the 870m level. In total 554 meters (last quarter of 2019: 417 meters) of development were achieved in the last quarter of 2020.

In 2019 Caledonia initiated a tender process to identify parties to make proposals for a solar project that would reduce Blanket’s reliance on grid and generator power. After careful consideration, Caledonia’s board approved the construction of a 12MWac solar plant at a construction cost of approximately $12 million to be owned within the Group. Total cost related to the project is expected to amount to approximately $14.1 million and further include costs of obtaining licences, advisors to raise the equity, negotiate contracts and design the plant. The plant is expected to provide all of Blanket’s minimum electricity demand during daylight hours; Blanket will continue to rely on the grid and generators to provide additional power during daylight hours and at night. It is estimated that the solar plant will provide approximately 27% of Blanket’s total daily electricity requirement. Battery power is currently too expensive to justify their use to augment the solar project, but the Company will continue to monitor this situation as battery technology develops. The Company will also evaluate a further phase for the solar project to provide Blanket’s peak demand during daylight hours, but this will require an agreement between the Company and the Zimbabwe authorities regarding the treatment of power that will be generated by a second phase that is surplus to Blanket’s requirements.

The Company investigated the possibility of raising non-recourse debt to fund all or part of the proposed project but such funding was not available. Accordingly, the Company raised $13 million (before commission and expenses) through the sale of 597,963 shares at an average price of $21.74 per share.

The status of the project is as follows:

•	the 40-hectare site for the project has been cleared and fenced and is ready for civil work to commence;

•	Caledonia has obtained the necessary licences and permits for the project;

•	On October 7, 2020 the Company announced it had appointed Voltalia, an international renewable energy provider, as contractor for the project;

Caledonia and Voltalia have entered into an EPC contract; procurement and construction are expected to begin immediately with current indicated commissioning for the 12MWac solar plant in the first quarter of 2022.

Total cash capital expenditure increased to $27,840,000 (2019: $20,240,000; 2018: $20,192,000). Significant projects on which capital expenditures were incurred in 2020 included:

  Central shaft – $10.6 million
  Capital development - $5 million
  Sustainable mechanical engineering capex - $4.1 million
  Drill rigs - $1.2 million
  Ballmill & metallurgical plant upgrades - $1.1m
  Autotap transformers - $400 000
  Solar plant - $372,000

Capital projects and expenditures are further analyzed under Item 4.B Mining Operations and notes 17 and 18 of the Consolidated Financial Statements.

Glen Hume

In December 2020 Caledonia announced it had entered into an option agreement which gives the Company the exclusive right to explore the Glen Hume property, an area of approximately 350 hectares with substantial evidence of gold mineralisation including historical mining activity, for a period of up to 15 months. Refer to note 18 of the Consolidated Financial Statements for detailed information regarding the agreement.

Caledonia has conducted airborne geophysics which indicates attractive exploration targets and has also conducted preliminary metallurgical work indicating favourable grade and recovery. A preliminary contract has been signed with the existing drilling contractor and a drill programme has commenced with 1,012.6 metres of reverse circulation drilling completed. Diamond drilling commenced in January 2021. The necessary quality assurance and control protocols have been implemented, laboratory services procured and samples submitted for assay.

Connemara North

In December 2020 Caledonia announced it had entered into an option agreement which gives the Company the exclusive right to explore the Connemara North property. Refer to note 18 of the Consolidated Financial Statements for more detail on the agreement.

Connemara North is the northern section of the currently closed Connemara mine which was previously owned by First Quantum Minerals (“First Quantum”); it was placed on care and maintenance in 2001 and subsequently disposed of in 2003. It has not been commercially mined since this time but before being placed on care and maintenance the Connemara mine produced approximately 20,000 ounces of gold per annum from an open pit heap leach operation. Previous public disclosures made by First Quantum in 2001 indicated that they had plans to expand the existing open pit operations at Connemara mine, when gold prices were approximately $300/oz.

At this stage it is not possible for Caledonia to verify any of the work performed by previous owners or to ascertain what proportion of any purported resource lay within the boundaries of the Connemara North property over which Caledonia has secured the option. The property is approximately 30km from Glen Hume with good road access between them offering the potential of operating synergies should Caledonia decide to develop both areas.

Eagle Vulture, Mascot and Penzance held for sale

Farvic Consolidated Mines (Pvt) Ltd (“Farvic”) requested permission from the Company to perform drilling on the Eagle Vulture, Mascot and Penzance orebodies to obtain an understanding of the technical feasibility and commercial viability of Eagle Vulture, Mascot and Penzance in 2019. Farvic later expressed their interest in buying the claims over Eagle Vulture, Mascot and Penzance in late 2020. Management evaluated the proposition and a price was determined in November of 2020. On February 24, 2021 Farvic and the Group concluded the sale contract at $500,000 and Blanket relinquished all rights to the properties. Refer to note 21.1 of the Consolidated Financial Statements for more detail on the sale of the exploration properties.

Eersteling Gold Mining Company Limited

On May 31, 2018 the Group entered into an amended share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares and claims of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary previously consolidated as part of the Group, that has been on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3 million which would be settled by three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all conditions for the sale were met and the Group transferred the registered and beneficial ownership of Eersteling to SH Minerals. During 2020, the ZAR equivalent of approximately $0.9 million (2019: $1 million) was received and the ZAR equivalent of approximately $0.34 millionwas received post year-end as payment towards the outstanding instalment of the purchase price with the remainder of that instalment expected to be received shortly.

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

Total gold production at Blanket Mine for 2020 was 57,899 oz. (2019: 55,182 oz.; 2018: 54,511 oz.). In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Gold producers compete globally based on their operating and capital costs. Certain gold producers benefit from their ability to produce other minerals in commercial quantities as by-products. Caledonia derives approximately 0.1% of its revenues from silver, which is insignificant. 100% of Blanket’s revenues over the last three years was derived from its operations in Zimbabwe.

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

In January 2020, Ms. Janet Hobkirk joined the Group as Group Mineral Resource Manager. Ms. Hobkirk will be responsible for driving exploration activities both at Blanket, Glen Hume, Connemara North and for any new properties that are under investigation by the Group.

Caledonia’s exploration activities are focused on the growth and development of Blanket Mine and on two new exploration properties in respect of which Caledonia acquired purchase options during the last quarter of 2020.

There was no deep exploration drilling in the fourth quarter of 2020 as all the available drilling sites had been drilled out in accordance with the annual budget. Deep level exploration drilling will re-commence after the Central Shaft and the related development has been completed to provide access to new drilling positions.

Exploration at Blanket’s portfolio of satellite properties has been suspended since 2016 so that resources could be re-deployed at Blanket. Since then, the Company has evaluated other investment opportunities in Zimbabwe and has concluded that the satellite properties other than GG are unattractive due to their relatively small size, low grade, limited exploration potential, operating complexity and metallurgical incompatibility with the existing Blanket plant. Accordingly, Blanket has entered into an agreement with Farvic to sell the claims over Mascot, Eagle Vulture and Penzance properties for a cash consideration of $500,000. This transaction entails an impairment of the carrying value of these assets of $2,930,000 which is classified as “Other expense” in the Statement of Profit of Loss and Other Comprehensive Income and is a non-cash item.

The GG satellite property remains on care and maintenance. Limited surface drilling was undertaken in the quarter to test for parallel zones to the south of the existing mineralised zone. Preliminary results are encouraging and drilling continues. The Lima pilot plant, which could be used to process any material from GG, has recently been upgraded to accommodate 200 tonnes per day.

During the last quarter of 2020, and as noted above, Caledonia acquired purchase options in respect of two properties, Glen Hume and Connemara North, located in the Gweru mining district in the Zimbabwe Midlands – an area that has historically produced significant quantities of gold.

Metallurgical Process

Metallurgical plant – Blanket Mine

Average plant recovery was 93.8% for 2020, compared to 93.4% in 2019 (2018: 92.3%).

Recoveries improved following the commissioning of the new oxygen plant in October 2019 and the commissioning of an upgraded oxygen sparging system in the first quarter of 2020. The new oxygen plant has also reduced cyanide consumption by approximately 15%. In the last quarter of 2020 work commenced on installing an additional mill which should increase milling capacity from 75 to 100 tonnes per hour which will be required to achieve target production of 80,000 ounces per annum.

Safety, Health and Environment

The following safety statistics have been recorded for the year 2019 and the preceding two years.

Classification	2018	2019	2020
Fatal	2	-	-
Lost time injury	5	3	6
Restricted work activity	16	17	9
First aid	9	-	1
Medical aid	13	11	12
Occupational illness	-	-	-
Total	45	31	28
Incidents	33	54	59
Near misses	11	22	24
Disability Injury Frequency Rate	0.270	0.12	0.52
Total Injury Frequency Rate	1.71	1.2	0.97
Man-hours worked (thousands)	5,254	5,174	5,789

In 2018 a training facility (called the Nyanzvi initiative) was established at Blanket using dedicated facilities and specially trained facilitators. The entire Blanket workforce has participated in the programme which resulted in the general improvement in safety in the first two quarters of 2020. The Nyanzvi programme was suspended from late March 2020 due to the need to observe social distancing because of COVID-19 which contributed to the increase in reportable events in the second half of 2020. Management expects the safety performance will improve when the Nyanzvi initiative and other safety measures which were suspended due to COVID-19 restrictions are re-instated. Safety training is an ongoing exercise and it will remain an area of focus for management.

The Group takes the safety of its employees very seriously and, accordingly, measures have been taken to instill adherence to prescribed safety procedures.

Exchange Controls, Social Investment and Contribution to the Zimbabwean Economy

Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa. The Company obtained necessary approvals from both the RBZ and the Reserve Bank of South Africa to transfer foreign currency during the fiscal year 2020.

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

Payments to the Community and the Zimbabwe Government ($’000’s)
	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2018	4	-	10,140	10,144
Year 2019	47	-	10,357	10,404
Year 2020	1,689	184	12,526	14,399

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

Refer to the risk factor under Item 3.D “We do business in countries and jurisdictions outside of the United States where different economic, cultural, regulatory, monetary and political environments could adversely impact our business, results of operations and financial condition” and note 5(b)(ii) of the Consolidated Financial Statements where the material effects of government regulations of the Company’s business are disclosed.

Investors should recognize that Blanket’s ability to implement its investment programme and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalise cash from Zimbabwe.

C.	Organizational Structure

The Company has the following organizational structure as at March 29, 2021:

D.	Property, Plant and Equipment and Exploration and evaluation assets

(a)	Zimbabwe:

The Company indirectly owns 64% of the shares of Blanket Mine after the purchase of Fremiro’s 15% shareholding became effective in January of 2020. The Blanket Mine is fully equipped with all the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the mine.

For a detailed breakdown of the property, plant and equipment and encumbrances thereon refer to note 17 of the Consolidated Financial Statements. The property, plant and equipment of the Group is predominantly held in Zimbabwe and the continued implementation of the investment plan is expected to increase the property, plant and equipment of the Group. Refer to note 18 of the Consolidated Financial Statements for a detailed breakdown on the exploration and evaluation properties of the Company and encumbrances thereon, as well as Item 4.A. The investment plan is expected to be funded with existing cash, a term loan, an overdraft facility and cash generated from operating activities. The investment plan is expected to be completed in 2021.

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

Stratigraphic Column

Stratigraphic Column

Status of Exploration

The Blanket Mine is a producing operation. Ordinarily, exploration activities are carried out both on and off the mine. Mine exploration takes place mostly underground on the producing claims and is aimed at expanding the lateral and depth extension of the known ore bodies which are being mined, as well as searching for potential additional orebodies. Available exploration platforms have been exhausted underground at Blanket Mine. Once Central Shaft is equipped, the capacity to establish new exploration platforms will be restored. Near-mine exploration takes place on satellite properties that are currently non-producing assets, which have the potential to yield new sources of ore and possibly give rise to new mines.

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

No underground exploration drilling was budgeted for the year on Blanket Mine due to the unavailability of drilling platforms, unlike in the previous year when 9,824 metres were drilled. A total of 1,910.33 metres were drilled on surface at GG Mine and Valentine prospect. Exploration drilling will ramp up on establishment new drilling platforms.

Mineral Reserve Calculations

Mineral reserve estimates in this Annual Report are reported in accordance with the requirements of IG 7. Accordingly, as of the date of the Annual Report, all mineral reserves are planned to be mined out under the life of mine plan within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine. In addition, as of the date of this Annual Report, all mineral reserves are covered by required permits and governmental approvals.

Blanket Mine’s mineral reserve estimates are set out in the table below.

Mineral Reserve Classification	Stope Grade	Stope Tonnes	Gold Content
	g/t	kt	kg	ounces
Proven	3.33	1,213	4,043	130,001
Probable	3.40	3,591	12,215	392,722
Total	3.38	4,804	16,259	522,723

Notes:

1.       Tonnages refer to tonnes delivered to the metallurgical plant.

2.       All figures are in metric tonnes.

3.       Mineral Reserve cut-off of 2.10 g/t applied for Blanket Mine.

4.       Cut-off calculated: USD/oz. = 1,240; Direct Cash Cost (C1) = USD71 /t milled.

5.       Tonnage and grade have been rounded and this may result in minor adding discrepancies.

6.       Mineral Reserves are reported as total Mineral Reserves and are not attributed.

The mineral reserves information is from an internal reserve update as at July 31, 2018. It is based on Blanket Mine’s life-of-mine plan, applying applicable modifying factors. Refer to the technical report dated February 13, 2018 entitled “National Instrument 43-101 Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe (updated February 2018), a copy of which was filed by the Company on SEDAR on March 2, 2018, for key assumptions, parameters, and methods used to estimate the mineral reserves and risks that could materially affect the potential development of the mineral reserves. An independently verified NI 43-101 Technical Report is due to be published in Q2 of fiscal 2021 which shall include revised mineral reserve estimates as at 31 December 2019.

Our mineral reserve figures are estimates, which may not reflect actual reserves or future production. These figures are prepared in accordance with industry practice, converting mineral deposits to reserves through the preparation of a mining plan and application of appropriate modifying factors. The mineral reserve estimates contained herein inherently include a degree of uncertainty and depend to some extent on statistical inferences. Reserve estimates require revisions based on actual production experience or new information. Should we encounter mineralisation or formations different from those predicted by past drilling, sampling and similar examinations, mineral reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect our operations. Moreover, if the price of gold declines, stabilizes at a price that is lower than break-even level, if our production costs increase or recovery rates decrease, it may become uneconomical to recover mineral reserves with lower grades of mineralisation.

Access to the Property, Power and Water Supply

Access to the Blanket Mine is by an all-weather single lane tarred road from Gwanda. Gwanda is linked by national highways to Bulawayo, Harare and the Beitbridge Border post. Earlier, Zimbabwe had good road infrastructure. However, lack of investment over the past ten to fifteen years resulted in its deterioration; substantial investment is required country-wide. The railway line connecting the Zimbabwean national network to South Africa passes through Gwanda. An airstrip for light aircraft is located 5 km to the northwest of the town. Blanket power is supplied primarily from ZESA. Blanket also has a combined 18MVA of installed stand-by diesel generating capacity which is sufficient to allow all mining and processing activities and shaft-sinking work at the Central Shaft to continue if there are any interruptions to the ZESA supply. Water to the mine and its township is supplied through the Mtshabezi river, on-mine boreholes and the Gwanda municipality.

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

ii.	utilise Blanket’s standby diesel generating capacity. Blanket has 18MVA of installed diesel generators which is enough to maintain production and allow work to continue on the Central Shaft. However, diesel generators are not a long-term solution to the electricity problem: diesel power is expensive and requires large quantities of diesel which is environmentally damaging and is not always easily available; and

iii.	install a 12MWac solar power plant to supply some of Blanket’s requirements.

The status of the project is as follows:

•	the 40-hectare site for the project has been cleared and fenced and is ready for civil work to commence;

•	Caledonia has obtained the necessary licences and permits for the project;

•	On October 7, 2020 the Company announced it had appointed Voltalia, an international renewable energy provider, as contractor for the project;

•	Caledonia and Voltalia have entered into an EPC contract; procurement and construction are expected to begin imminently with current indicated commissioning for the 12MWac solar plant in the first quarter of 2022.

Blanket Claims

Blanket Mine's exploration interests in Zimbabwe include operating claims (i.e. on-mine), non-operating claims and a portfolio of brownfield exploration projects ("Satellite Prospects").

Blanket Mine operates under a mining lease with registered number 40 issued under the Mines and Minerals Act of 1961 (Chapter 21:05). A copy is exhibited at Exhibit 4.9.

Blanket Mine also had a number of registered claims, not incorporated under the lease, which include Oqueil, Valentine, Sheet, Mbudzane, Mascot, Eagle Vulture, Abercorn, Rubicon and others. Mascot, Eagle Vulture and Penzance claims were recently sold, as noted above.

The mine’s claims under the lease cover an area of 2,120 hectares, and incorporated the claims of Lima, Sheet, Oqueil, Feudal, Sabiwa, Jethro, Harvard and Blanket claims.

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

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company's financial condition and results of operations for the historical period covered by the financial statements and management's assessment of factors and trends which are anticipated to have a material effect on the Company's financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with IFRS. Our discussion contains forward-looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A.	Operating Results

The key drivers of our operating results and principal activities are:

●	revenue, which is influenced by:
	○	the price of gold, which fluctuates in terms of the realized USD gold price obtained; and
	○	our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operation;

●		our cost of producing gold; and

●		other significant matters affecting profitability.

Revenue

Revenue increased to $100,002,000 in fiscal year 2020 from $75,826,000 in fiscal year 2019 (2018: $68,399,000). Gold produced was 57,899 oz. (2019: 55,182 oz.; 2018: 54,511 oz.). The increase in revenue was due to an increase in the average realized gold price received to $1,749 per oz. (2019: $1,382 per oz.; 2018: $1,245 per oz.) and increase in quantity of gold sold (see below).

Gold price

Average realized gold price per ounce is a non-IFRS measures which management believes assists the stakeholders in understanding the average price obtained for an ounce of gold.

Our revenues are derived from the sale of gold produced by the Blanket Mine. As a result, our revenues are directly influenced by the average realized gold price obtained from the sale of gold. The gold prices obtained may fluctuate widely and are influenced by factors beyond the control of the Company. The table below indicates the average realized gold price per ounce obtained for the 2020, 2019 and 2018 fiscal years.

$’000	2018	2019	2020
Revenue (IFRS)	68,399	75,826	100,002
Revenue from silver sales	(61)	(64)	(86)
Revenue from gold sales	68,338	75,762	99,916
Gold ounces sold	54,899	54,801	57,137
Average realized gold price per ounce	1,245	1,382	1,749

Gold produced

Tonnes milled, average grades, recoveries and gold produced are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz.)
Quarter 1	2018	123,628	3.48	93.4	12,924
Quarter 2	2018	132,585	3.19	92.8	12,657
Quarter 3	2018	151,160	3.12	92.6	13,978
Quarter 4	2018	153,540	3.27	92.8	14,952
Year	2018	560,913	3.26	92.9	54,511
Quarter 1	2019	122,389	3.26	93.4	11,948
Quarter 2	2019	136,262	3.11	93.2	12,712
Quarter 3	2019	142,706	3.19	93.2	13,646
Quarter 4	2019	155,389	3.61	93.8	16,876
Year	2019	556,746	3.26	93.4	55,182
Quarter 1	2020	140,922	3.35	93.8	14,233
Quarter 2	2020	143,210	3.13	93.9	13,499
Quarter 3	2020	157,343	3.19	93.9	15,155
Quarter 4	2020	156,487	3.19	93.5	15,012
Year	2020	597,962	3.21	93.8	57,899

Ounces produced increased by 4.9% mostly due to the increased tonnes milled and higher recovery, the effect of which was offset somewhat by a lower grade. Tonnes milled in the year were 7.5% higher than 2019. Mine production in the first part of 2020 was only slightly adversely affected by measures taken by the Zimbabwe Government in response to the COVID-19 pandemic. Although Blanket obtained permission to maintain operations during this lockdown, it was obliged to change its operating procedures to reduce the risk of transmission of the virus amongst its workers. During this initial lockdown period, Blanket achieved production at approximately 93% of target using its inventories of consumables and spare parts. The second quarter of 2020 saw an improvement due to exemptions granted to Blanket, and the Zimbabwean mining industry in general, from the lockdown provisions in Zimbabwe and they were encouraged to resume full operation as quickly as possible.

Blanket’s improved operating performance resulted in a record level of production in 2020 which, in conjunction with a stronger gold price, resulted in an improvement in gross profit.

Production cost

Production cost includes salaries and wages, on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production cost for 2020, 2019 and 2018 is summarized below.

$ ‘000	2018	2019	2020
Salaries and wages	13,160	13,905	16,122
Consumable materials – Operations	12,143	13,020	14,938
Consumable materials – COVID-19	–	–	824
Electricity costs	9,313	6,383	8,312
Site restoration	84	–	–
Safety	592	525	708
Cash-settled share-based expense (note 30.1(a))	43	107	634
On mine administration	3,569	2,159	1,800
Pre-feasibility exploration costs	411	301	373
	39,315	36,400	43,711

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

ii.	All-in sustaining cost (“AISC”) per ounce, which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and reserve base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the long-term incentive plan awards (the “LTIPs”) less silver by-product revenue. The all-in sustaining cost also includes as a credit (i.e. as a deduction from costs) any revenue from the gold support price (or its predecessor); and

iii.	All-in cost per ounce, which shows AISC per ounce plus the additional costs associated with activities that are undertaken to increase production (expansion capital investment).

($’000’s unless otherwise indicated)
	2018	2019	2020
Production cost (IFRS)	39,315	36,400	43,711
Less exploration and site restoration costs	(1,003)	(826)	(708)
Cash-settled share-based payment expense - allocated to production cost	(43)	(107)	(634)
COVID-19 expenses included in operating cost	-	-	(1,038)
Other cost	(395)	212	1,201
On-mine production cost	37,874	35,679	42,532

Gold sales (oz.)	54,899	54,801	57,137
On-mine cost per ounce ($/oz.)	690	651	744

Royalty	3,426	3,854	5,007
ECI	(6,482)	(1,930)	(4,695)
Exploration, remediation and permitting cost	305	416	468
Sustaining capital development	2,154	565	760
Administrative expenses	6,465	5,637	7,997
Silver by-product credit	(61)	(64)	(86)
Cash-settled share-based payment expense	315	689	1,413
Cash-settled share-based payments expense - allocated to production cost	43	107	634
All in sustaining cost	44,039	44,953	54,030

Gold sales (oz.)	54,899	54,801	57,137
AISC per ounce ($/oz.)	802	820	946

Solar expenses	-	160	230
COVID-19 donations	-	-	1,322
COVID-19 expenses	-	-	1,038
Permitting and exploration expenses	132	132	373
Non-sustaining capital expenses	17,760	20,030	24,018
Total all in cost	61,719	65,275	81,011

Gold sales (oz.)	54,899	54,801	57,137
All-in cost per ounce ($/oz.)	1,124	1,191	1,418

On-Mine cost

On-mine cost comprises labour, electricity, consumables and other costs such as security and insurance. Production costs are detailed in note 9 to the Consolidated Financial Statements. The on-mine cost per ounce of gold sold increased by 14% compared to 2019 due to the lower grade and was adversely affected by increased maintenance costs for the underground trackless equipment. To reduce capital costs, the fleet largely comprised refurbished, second-hand equipment which requires more maintenance. Due to travel restrictions relating to the COVID-19 pandemic, the Johannesburg-based contractor who was engaged to supervise and optimise the maintenance schedule was unable to travel to Blanket. The maintenance programme has been re-instated and the fleet is being replaced with new equipment. The on-mine cost per ounce of gold sold in the last quarter of 2020 excludes the costs relating to 1,585 ounces of work in progress which was sold immediately after the end of the quarter.

On mine costs include certain costs that are beyond the control of management which include costs relating to COVID-19 (e.g. items of PPE, sanitisers etc); the cost of running diesel generators due to the instability of the grid electricity supply, cash settled share based expenses for employees at the mine (which expense is largely determined by the performance of the Company’s share price) and pre-feasibility exploration costs.

All-in sustaining cost

All-in sustaining cost for the year was 15% higher than 2019. The increase was due to the higher on-mine cost per ounce as discussed above and the cost of increased insurance cover for directors and officers and increased wages and salaries. Refer below and to note 13 of the Consolidated Financial Statements for details on administrative expenses.

All-in cost

All-in cost includes investment in expansion projects which remained at a high level due to the continued investment at Blanket.

Other significant matters affecting profitability

Foreign exchange gains

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ on the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 81.79 to 1 US Dollar as at December 31, 2020 (2019: 16.77 RTGS$). Throughout these announcements and to the date of issue of the Consolidated Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below. Further, the Company participated in the foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars during 2021 and accordingly obtained allotments from the RBZ.

The table below illustrates the effect that the weakening of the RTGS$ and other non-RTGS$ currencies had, against the US Dollar, on the statement of profit or loss and other comprehensive income.

	2018	2019	2020

Unrealized Foreign exchange (loss)/gain	230	31,411	8,367
Realised foreign exchange (loss)	(7)	(1,750)	(4,062)
Net foreign exchange (loss)/gain	223	29,661	4,305

Administrative expenses

Administrative expenses increased by 42% from the previous year, principally due to increased professional and advisory fees, higher wages and salaries and an increased cost of insurance cover for directors and officers. Increases in these areas were offset somewhat by lower travel and investor relations costs due to restrictions on travel resulting from the COVID-19 pandemic.

Professional and advisory fees were $496 higher in the year compared to 2019. The increase was due to, inter alia:

•	Costs of evaluating potential investment opportunities, which culminated in the conclusion of option agreements over two exploration opportunities (Connemara and Glen Hume);

•	Costs associated with the Company’s voluntary de-listing of its shares from the TSX. Since the de-listing the liquidity of the Company’s shares on the NYSE American has increased substantially compared to the combined liquidity on NYSE American and TSX before the de-listing;

•	Costs of preparing documentation which culminated in the raising of $13m (before fees and expenses) by the issue of new shares; and

•	Costs relating to the proposed solar project prior to the board decision to proceed.

Wages and salaries increased by $1,035 in the year compared to 2019. The increase was due to an increase in personnel in the areas of geology, rock mechanics and investor relations, and incentive payments to senior management to reflect the improved financial and operating performance in the year and the near completion of the Central Shaft.

The cost of directors and officers insurance cover increased from $86 in 2019 to $1,032. This considerable increase was explained to the Company as being due to several factors including a hardening of market conditions for directors and officers insurance, the exiting of the market by many insurance companies who are unwilling to write new lines of directors and officers insurance, anxieties due to the anticipated negative effects of the COVID-19 pandemic and a changing appetite of insurance companies towards taking on mining risks and in particular mining companies whose shares are traded in the United States (where derivative actions are more common).

Administrative expenses are further analyzed in note 14 of the Consolidated Financial Statements.

Other expenses

Other expenses increased by 698% in 2020 compared to 2019. The substantial increase is mostly due to donations of $1,322 in the year to the local community to assist its efforts to address the COVID-19 pandemic and an expense of $2,930 arising on the impairment of the Mascot, Eagle Vulture and Penzance exploration assets that have been sold. Other expenses are detailed in note 13 to the Consolidated Financial Statements.

Government grant – Gold sale export credit incentive

From May 2016 the RBZ announced an export credit incentive (“ECI”) on the gold proceeds received for all largescale gold producers. On January 1, 2018 the ECI decreased from 3.5% to 2.5%, on February 1, 2018 increased to 10% and on March 10, 2020 increased to 25%. All incentives granted by the Zimbabwean Government were included in other income when determined receivable. All receipts were received in Blanket Mine’s RTGS$ account. The ECI was cancelled after June 26, 2020. Refer to note 10 of the Consolidated Financial Statements for amounts received.

Gold hedge

The Company entered into a hedge in November 2019 for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. Refer to note 23 of the Consolidated Financial Statements for more information on the gold hedge.

Gold ETF

In April 2020 the South African subsidiary, Caledonia Mining South Africa Proprietary Limited, purchased a Gold ETF through Standard Bank Limited utilised to invest excess short-term Rands on hand at the South African subsidiary. Refer to note 23 of the Consolidated Financial Statements for more information on the Gold ETF.

Share-based payment awards

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service condition of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested (which includes dividend reinvestments into further RSUs) multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and a performance period of three years, with most unitholders’ PUs vesting in equal tranches over each of the three years (whereas senior executives’ PUs all vest on the third anniversary). The number of PUs that vest will be the relevant PUs multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both at the discretion of the unitholder.

Refer to note 30.1 of the Consolidated Financial Statements for more information on the share-based payment awards.

During 2019 and 2020 an aggregate of 279,889 PUs and 17,585 RSUs were awarded to executives as well as to certain senior management and certain employees within the companies in the Group. On January 11, 2021, 78,883 PUs were granted to certain employees within the Group. An example of the award agreements are disclosed as Exhibits 4.6, 4.7 and 4.8. Refer to note 30.1(a) of the Consolidated Financial Statement for a further analysis of cash-settled share-based payments granted.

Caledonia Mining South Africa employee incentive scheme

From July 2017, Caledonia Mining South Africa Proprietary Limited granted 52,282 awards respectively to certain of its employees that entitle them to a cash pay-out at the Company’s share price on November 30 each year over a 3-year period from the grant date. Refer to note 30.1(b) of the Consolidated Financial Statements for more information on the awards.

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

	*2018	2019	2020
Profit for the year (IFRS)	13,756	50,401	25,257
Profit for the year attributable to non-controlling interests	(2,990)	(8,383)	(4,477)
Profit attributable to owners of the Company	10,766	42,018	20,780
Blanket Mine Employee Trust adjustment	(280)	(986)	(485)
Earnings (IFRS)	10,486	41,032	20,295
Weighted average shares in issue	10,603	10,742	11,704
IFRS EPS (cents)	99	382	173

Add back/(deduct) amounts in respect of foreign exchange gains and losses:
Realised net foreign exchange losses	5	1,648	4,062
- less tax	(1)	(414)	(1,006)
- less non-controlling interest	(1)	(198)	(383)
Unrealized net foreign exchange losses/(gains)	(230)	(31,309)	(8,369)
- less tax	55	519	2,158
- less non-controlling interest	16	5,000	836
Adjusted IFRS profit excl. foreign exchange	10,330	16,278	17,593
Weighted average shares in issue	10,603	10,742	11,704
Adjusted IFRS EPS excl foreign exchange (cents)	97	152	150

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	280	986	485
Impairment of E&E assets	-	-	2,930
Deferred tax	3,607	2,460	3,523
Deferred tax net of non-controlling interest	(601)	(477)	(900)
Hedge loss	360	601	266
Equity-settled share-based expense	14	-	-
Profit on sale of subsidiary	-	(4,409)	-
Adjusted profit	13,990	15,439	23,897
Weighted average shares in issue (m)	10,603	10,742	11,704
Adjusted EPS (cents)	132	144	204

*Restated period and numbers for the reversal of realised foreign exchange and the reversal of Blanket Mine Employee Trust adjustment.

B.	Liquidity and Capital Resources

Cash and cash equivalents

$’000	2018	2019	2020
Bank balances	11,187	9,383	19,092
Cash and cash equivalents in the statements of financial position	11,187	9,383	19,092
Bank overdraft used for cash management purposes	-	(409)	-
Cash and cash equivalents in the statements of cash flows	11,187	8,893	19,092

Blanket Mine has arranged unsecured overdraft facilities with the following banks and terms.

Overdraft facilities	Denomination RTGS$	Interest rate
Stanbic Bank	15,000,000	55%
First Capital Bank	10,000,000	55%

As at year end, Caledonia’s cash was held in the following jurisdictions:

$’000	2018	2019	2020
Jersey, Channel Islands	1,954	1,146	11,243
United Kingdom	1,311	1,735	1
South Africa	2,931	2,513	2,732
Zimbabwe (net of overdraft)	4,991	3,499	5,116
Total	11,187	8,893	19,092

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

As of December 31, 2020, Caledonia had a working capital surplus of $34,622,000 (2019: $19,960,000; 2018: $15,970,000). As of December 31, 2020, Caledonia had potential liabilities for rehabilitation work on Blanket (2020 and prior) – if and when those mines permanently close – at an estimated present value cost of $3,567,000 (2019: $3,346,000; 2018: $3,309,000). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration activities.

The Company’s primary objective with respect to its capital management is to ensure that it has enough cash resources to maintain its ongoing operations, to provide returns for shareholders, complete the investment plan and accommodate any asset retirement obligation. Refer to note 33 of the Consolidated Financial Statements for information on the type of financial instruments used and the maturity profiles thereof. Management believes that the current working capital and future production cash proceeds will be enough to meet its capital requirements.

Blanket foreign exchange approval requirements

Approval from the RBZ is required for the remittance of dividends declared from Zimbabwe, for the repayment of loans and advances from Blanket Mine to Caledonia and the repayment of capital and consumables purchased from Caledonia Mining South Africa Proprietary Limited. During 2020 Caledonia obtained the necessary approvals from the RBZ to obtain foreign currency to conduct normal business operations.

C.	Research and development, patents and licenses, etc.

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D.	Trend Information

Production Guidance

Production for 2020 was 57,899 ounces, which was towards the upper end of the revised guidance range of 55,000 to 58,000 ounces. Refer to Item 5.A – gold produced for further discussion and detail of actual production.

Production guidance for 2021 is between 61,000 and 67,000 ounces.

Cost Guidance

The estimated on-mine cost for 2020 was in the range of $693 to $767 per ounce and the estimated AISC for 2020 was a range of $951 to $1,033 per ounce. The actual on-mine cost per ounce for 2020 was $770 and actual AISC per ounce for 2020 was $1,083 - higher than guidance. Costs were above guidance due to higher on-mine costs relating to COVID-19 expenses and increased use of diesel generators; and higher administrative costs due to the increased cost of insurance cover and higher wages and salaries.

On-mine cost guidance for 2021 is in the range of $740 to $815 per ounce; guidance for AISC is $985 to $1,080 per ounce. The guidance for on-mine cost per ounce is higher than the on-mine cost per ounce guidance in 2020 due to the increased maintenance costs for the underground trackless equipment. To reduce capital costs, the fleet largely comprised refurbished, second-hand equipment which requires more maintenance. Due to travel restrictions relating to the COVID-19 pandemic, the Johannesburg-based contractor who was engaged to supervise and optimise the maintenance schedule was unable to travel to Blanket. The maintenance programme has been re-instated and the fleet is being replaced with new equipment.

E.	Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements apart from the facilitation loans of $19.5 million which are not reflected as loans receivable for IFRS purposes (refer to note 6 of the Consolidated Financial Statements).

F.	Tabular Disclosure of Contractual Obligations

As at December 31, 2020, the Company had the following contractual obligations:

Payments due by Period $’000	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade and other payables	8,664	-	-	-
Term loan facility	408	-	-	-
Provisions	139	793	93	2,542
Capital expenditure commitments	2,998	-	-	-
Lease liabilities	61	178	-	-
Cash-settled share-based payments	336	1,934	-	-
Total	12,606	2,905	93	2,542

Except for capital expenditure commitments, the contractual obligations in the table above are based on the classification requirements under IFRS.

G.	Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading "Cautionary Note Regarding Forward-Looking Statements" above.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following is a list of our current directors and the Group’s senior management as of March 29, 2021.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Company position(s) held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 29, 2021

Steven Curtis Chief Executive Officer & Director Johannesburg, South Africa	Chief Executive Officer and director over certain subsidiary companies.	Director since 2008 Chief Executive Officer since 2014	164,882

Leigh Wilson Non-Executive Director & Chairman Stuart, Florida, USA	Chairman of the Victory Portfolios	Director since 2012	40,000

Nick Clarke Non-Executive Director East Molesey, United Kingdom	Chairman and former Chief Executive Officer of Central Asia Metals Plc.	Director since 2019	Nil

John Kelly Non-Executive Director New Canaan, Connecticut	Managing Partner of Active Capital Partners LLC (From January 2018) Independent Trustee, The Victory Funds (From February 2015). Non-Executive Member of CrossRoad LLC (From May 2009). Partner, McCarvill Capital Partners (September 2016 to September 2017). Adviser, Endgate Commodities LLC (January to April 2016).	Director since 2012	16,330

Johan Holtzhausen Non-Executive Director Cape Town, South Africa	Business consultant and Independent Director of DRDGOLD Limited.	Director since 2013	19,825

Dana Roets Chief Operating Officer Johannesburg, South Africa	Chief Operating Officer and director of certain subsidiary companies.	Chief Operating Officer since 2013	Nil

Mark Learmonth Chief Financial Officer & Director Jersey, Channel Islands	Chief Financial Officer and director of certain subsidiary companies.	Chief Financial Officer since 2014, Director since 2015 and formerly Vice-President, Business Development since 2008	139,775

John McGloin Non-Executive Director Bishops Stortford, United Kingdom

Previous Executive Chairman and Chief Executive Officer of Amara Mining Plc. Current non-executive director of Perseus Mining Limited, non-executive director of Cornish Metals Inc., non-executive chairman of Oriole Resources Plc and non-executive director of Amphi Capital Limited.

		Director since 2016	Nil

Geralda Wildschutt Non-Executive Director Johannesburg, South Africa

Founder and CEO of Maisha Social Solutions Pty Ltd

Board member of SAICA ED Pty Ltd

Board member of The Hope Factory

Trustee of the Anglo American Namibia Foundation

Sustainability Consultant Gold Fields (2017, 2018)

		Director since 2021	Nil

Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands	Solicitor of the Supreme Court of England and Wales. Partner at Walkers and advocate of the Royal Court of Jersey.	General Counsel, Company Secretary and Head of Risk and Compliance since 2017	25,553

Caxton Mangezi General Manager of Blanket Mine Gwanda, Zimbabwe	General Manager of Blanket Mine.	General Manager of Blanket Mine since 1993	Nil

No family relationships exist between any of the Directors or senior management.

A brief profile of each of the Directors and senior managers is given below:

Steven Curtis, CA (SA) – Director and Chief Executive Officer

Mr. Steven Roy Curtis is a Chartered Accountant with over 36 years of experience and has held a number of senior financial positions in the manufacturing industry. Before joining Caledonia in April 2006, he was Director Finance and Supply Chain for Avery Dennison SA and, prior to this, Financial Director and then Managing Director of Jackstadt GmbH South African operation. Mr. Curtis is a member of the South African Institute of Chartered Accountants and graduated from the University of Cape Town.

Mr. Curtis was appointed Vice-President Finance and Chief Financial Officer in April 2006 and served in the position until Dec 2014 when he was appointed as President and Chief Executive Officer.

Leigh Wilson – Non-Executive Director and Chairman

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

In March 2006, Mr. Wilson received the Mutual Fund Trustee of the Year Award from Institutional Investor Magazine. Between March 2008 and October 2008, Mr. Wilson was an independent non-executive director of the Company.   Mr. Wilson was re-appointed to the Caledonia board as an independent non-executive director in May 2012 and was appointed Chairman in May 2013.

Nick Clarke – Non-Executive Director

Mr. Nick Clarke joined the Company’s board as a Non-Executive Director on September 23, 2019. Mr. Clarke, who is Chairman of Central Asia Metals PLC (AIM: CAML), is a highly experienced Chartered Engineer (CEng) with 46 years in the mining industry.  He has held senior positions in several resource companies and is well known as a successful executive in the sector having been involved in the construction of major mining projects and conducted several fundraisings on AIM and TSX.

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

John Kelly – Non-Executive Director

Mr. John Lawson Kelly has over 37 years of experience in the financial services industry in the U.S.A and international markets including emerging markets in Asia. Mr. Kelly is currently Managing Partner of Active Capital Partners LLC, an Independent Trustee of the Victory Funds and a non-executive Member of CrossRoad LLC.  Within the last five years, Mr. Kelly has also been a partner of McCarvill Capital Partners and adviser to EndGate Commodities LLC.  Mr. Kelly is a graduate of Yale University and the Yale School of Management.

Mr. Kelly was appointed to the Caledonia board as an independent non-executive director in May 2012.

Johan Holtzhausen – Non-Executive Director

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

Mr. Learmonth was appointed Vice-President Finance, Chief Financial Officer of the Company in November 2014. Mr. Learmonth was responsible for Investor Relations and Corporate Development of the Company until the appointment of Mr. Maurice Mason. Responsibilities for Investor Relations was appointed to Mrs. Camilla Horsfall in September 2020.

John McGloin – Non-Executive Director

John McGloin is the former Chairman and Chief Executive of Amara Mining and is currently a non-executive director of Perseus Mining Limited, a non-executive director of Cornish Metals Inc., the non-executive chairman of Oriole Resources Plc and a non-executive director of Amphi Capital Limited. Mr. McGloin joined Caledonia in August 2016. He is a geologist and graduate of Camborne School of Mines.

Mr. McGloin worked for many years in Africa within the mining industry before moving into consultancy. He joined Arbuthnot Banking Group following four years at Evolution Securities as their mining analyst. He is also the former Head of Mining at Collins Stewart.

Geralda Wildschutt – Non-Executive Director

Geralda has over 25 years’ experience in stakeholder engagement, corporate social responsibility, community development and social performance across mining, renewable energy, banking and the social sector. She has worked across Africa, Latin America, Australia and Canada.

In mining, she has been a consultant to Anglo American, Gold Fields, Ivanhoe Mines and South32 on a range of ESG topics. She has held senior positions at Anglo American, Gold Fields, ABSA/ Barclays Group and Ashoka: Innovators for the Public. Geralda hold a Masters degree in Psychology from the University of Cape Town, an MBA from the Business School of the Netherlands and a post-graduate Certificate in Cross-sector Partnerships from Cambridge University.

Adam Chester – General Counsel, Company Secretary and Head of Risk and Compliance

In January 2017 Mr. Adam Chester joined the management team as General Counsel, Company Secretary and Head of Risk and Compliance. Mr. Chester is a dual qualified lawyer (England and Jersey, Channel Islands) and previously worked as a solicitor of the Supreme Court of England and Wales at international law firms in the City of London and, more recently, as an advocate of the Royal Court of Jersey at an international offshore law firm in which he was a partner. He has nearly 20 years’ experience advising businesses and individuals on a variety of commercial and corporate legal issues.

Caxton Mangezi – Generak Manager of Blanket Mines

Mr. Caxton Mangezi is a qualified miner and mine manager. He has worked at Blanket since 1969 in a range of roles including geological technician, overseer miner and underground manager.

Mr. Mangezi has been General Manager of Blanket Mine since 1993, with full responsibility for day-to-day operations. Mr. Mangezi also serves as director on certain Zimbabwean subsidiary companies.

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Compensation

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(2)	(i)
					Annual incentive plans (1)	Long term incentive plans
Steven Curtis Chief Executive Officer	2020 2019 2018	470,478 459,900 450,000	380,477 200,391 80,562	- - -	- - -	- - -	- - -	235,239 70,000 45,000	1,086,194 730,291 575,562
Dana Roets Chief Operating Officer	2020 2019 2018	445,082 442,602 418,182	239,641 128,217 52,678	- - -	- - -	- - -	- - -	222,541 65,000 41,818	907,263 662,292 512,678
Mark Learmonth Chief Financial Officer	2020 2019 2018	436,373 433,942 410,000	231,660 163,350 43,267	- - -	- - -	- - -	- - -	218,187 65,000 41,000	886,220 662,292 494,267
Caxton Mangezi General Manager and Director of the Blanket Mine	2020 2019 2018	374,817 450,377 358,503	294,512 107,050 43,379	- - -	- - -	- - -	- - -	187,409 63,771 124,518	856,738 621,198 526,400
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance	2020 2019 2018	286,952 281,744 273,872	133,840 73,046 14,936	- - -	- - -	- - -	- - -	38,510 29,773 32,768	459,302 384,563 321,576

(1)	OEICP awards (also referred to herein as Long-term incentive plan or LTIPs) represents the non-cash expense amount as determined by the method described in note 30.1 of the Consolidated Financial Statements and are, following amendment to allow for settlement in shares as well as or instead of cash, considered to be share-based awards. Note 30.1(a) of the Consolidated Financial Statements indicates the amount that was issued as equity to Mr. Chester during 2020.
(2)	Bonuses paid to directors and key management (Refer to note 36 of the Consolidated Financial Statements)

Non-executive director fees were paid in equal quarterly instalments in arrears during 2020. From January 1, 2020 to December 31, 2020 the approved non-executive director fees amounted to $63,750 p.a. payable to non-executive directors other than Mr. Nick Clarke who received $67,500 for his services in 2020.

Long term incentive plan

The following key management members were granted RSUs and PUs, pursuant to the provisions of the OEICP. The outstanding RSUs and PUs as at December 31, 2020 were as follows:

Key management member	Vesting date	RSUs	PUs
Steve Curtis	2022/01/11	-	44,309
	2023/01/11	-	16,547
Dana Roets	2022/01/11	-	27,898
	2023/01/11	-	10,436
Mark Learmonth	2022/01/11	-	28,287
	2023/01/11	-	10,231
Caxton Mangezi	2022/01/11	-	23,533
	2023/01/11	17,971	8,788
Adam Chester	2023/01/11	-	7,103
	2023/01/11	-	13,692
Total		17,971	210,473

For further detail on the RSUs and PUs refer to note 30.1 (a) of the Consolidated Financial Statements.

Refer to Item 6.E for a breakdown of director equity options outstanding, these equity options and their grant dates.

Caledonia does not have a pension, retirement or similar benefits scheme for directors.

B.	Board Practices

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

Audit	Compensation	Governance	Nomination	Disclosure
J Holtzhausen	L Wilson	L Wilson	L Wilson	M Learmonth
J McGloin	J Kelly	J Kelly	J Holtzhausen	S Curtis
J Kelly	J Holtzhausen	J McGloin	J McGloin	D Roets
		G Wildschutt	N Clarke	C Horsfall
			J Kelly	A Chester
G Wildschutt
Technical	Strategic Planning
J Holtzhausen	L Wilson
D Roets	J Kelly
J McGloin	S Curtis
S Curtis	M Learmonth
N Clarke	D Roets
J McGloin
J Holtzhausen
M Mason
N Clarke
G Wildschutt

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

Benefits upon termination are disclosed in note 36 of the Consolidated Financial Statements and an example contract is disclosed in Exhibit 4.2.

C.	Employees

The average, approximate number of employees, their categories and geographic locations for each of the last 3 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location	2018	2019	2020
Total Employees
London, United Kingdom - Management and administration	1	1	2
Jersey, Channel Islands - Management and administration	3	3	3
South Africa - Management, procurement, administration and technical	15	13	16
Zimbabwe - Mine operations (i)	1,445	1,569	1,697
South Africa (Eersteling)	1	-	-
Total Employees at all Locations	1,465	1,586	1,718

Management and Administration:

Employee Locations:	2018	2019	2020
London, United Kingdom - Management and administration	1	1	2
Jersey, Channel Islands - Management and administration	3	3	3
Zimbabwe - Mine operations	44	44	46
South Africa - Management, procurement, administration and technical	14	12	15
South Africa (Eersteling)	-	-	-
Total Management and Administration	62	60	66

D.	Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management as at March 29, 2021 were as follows:

	Number of shares	Percentage share holding
L Wilson	40,000	0.33%
S Curtis	164,882	1.36%
M Learmonth	139,775	1.15%
J. Kelly	16,330	0.13%
J Holtzhausen	19,825	0.16%
A Chester	25,553	0.21%
Total	447,882	3.68%

Refer to Item 6.A for a list of the Company’s directors, officers and senior management and number of shares held.

All of the shares held above are voting shares and do not have any different voting or other rights than the other outstanding shares of the Company.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors, officers and senior management members individually.

(b)	Share purchase options outstanding as of March 29, 2021:

Name		Exercise Price CAD	Expiry Date	Number of Options
J McGloin	Non-Executive Director	11.50	October 13, 2021	18,000
P Chidley	Advisor	*9.30	August 25, 2024	5,000
P Durham	Advisor	*9.30	August 25, 2024	5,000
TOTAL				28,000

*The exercise price of CAD$9.30 per share was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate at the date of grant (August 25, 2017).

In terms of the OEICP, the expiry of the options that expire in a closed period will be extended by 10 days from the cessation of the closed period.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the best of Caledonia's knowledge, as at March 29, 2021, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 3% of the voting rights to our shares.

Beneficial owner name	2019		2020
	Number of Shares Held	Percentage of Issued Shares	Number of Shares Held	Percentage of Issued Shares
Allan Gray (through two of its funds)	2,070,348	17.98%	1,957,391	16.15%
Sales promotion Services S.A./ Heinrich Auwärter	848,773	7.37%	663,773	5.48%
TD Ameritrade	884,647	7.68%	-	-
Fremiro Investments (Private) Limited	727,266	6.32%	727,266	6.0%
Blackrock, Inc.	-	-	604,129	4.98%
Premier Miton Group PLC	-	-	399,925	3.30%

All shareholders have the same voting rights as all other shareholders of Caledonia.

According to our share register and information received from our registrar on March 16, 2021 the shares of Caledonia (including those represented by depositary interests) were held in the following geographic locations:

Geographic Location based on the share register only	Number of Shares Held	Percentage of Issued Shares

United Kingdom	3,294	0.03%
USA	11,378,381	93.89%
Canada	4,962	0.04%
Zimbabwe	727,266	6.0%
Other	4,920	0.04%
	12,118,823	100%

12,118,823 shares of the Company, as on March 16, 2021, are held by a total of 78 registered shareholders.

Caledonia is not aware of any arrangement which may at some subsequent date result in a change of control of Caledonia.

B.	Related Party Transactions

No related party transactions exist, other than disclosed in note 36 of the Consolidated Financial Statements.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the audited Consolidated Financial Statements which comprise the consolidated statements of financial position as at December 31, 2020, December 31, 2019 and January 1, 2019 and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2020, December 31, 2019 and December 31, 2018.

Reference is made to page 75 where the Consolidated Financial Statements are filed as part of this Annual Report on pages F1 – F67.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2020 nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the twelve months ended December 31, 2020, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

Dividend policy

From 2014, the Company has paid a quarterly dividend (payable at the end of January, April, July and October each year, except for the dividend expected to be paid in April 2020 which was delayed by a month due to uncertainties related to the COVID-19 pandemic). The quarterly dividend declared was 6.875 cents per share in 2019 and was increased on several dates during 2020 and 2021 as set out below:

Declaration date	cents per share
January 10, 2019	6.875
April 11, 2019	6.875
July 11, 2019	6.875
October 10, 2019	6.875
January 16, 2020	7.5
May 14, 2020	7.5
July 16, 2020	8.5
October 15, 2020	10.0
January 14, 2021	11.0

B.	Significant Changes

We have not experienced any significant changes since the date of the Consolidated Financial Statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING

A.	Offering and Listing Details

The Company’s shares trade on the NYSE American and AIM under the trading symbol “CMCL”. Caledonia voluntary delisted its shares from the TSX on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Company’s shares trade on the NYSE American and AIM under the trading symbol “CMCL”. Caledonia voluntary delisted its shares from the TSX on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Securities Registrar

Computershare Inc. is the transfer agent and registrar for the shares at its principal office in Massachusetts. Computershare Investor Services PLC at its principal office in Bristol, United Kingdom is the transfer agent for the depositary interests.

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

Place of Incorporation and Purpose

The Company was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies. It was registered in terms of the Canada Business Corporations Act. The company re-domiciled to Jersey, Channel Islands, effective March 19, 2016 through the Continuance process. The Continuance had no appreciable effect on the Company’s listing in Toronto, the admission of its depositary interests to trading on AIM in London or the trading facility on the OTCQX (from July 27, 2017 the OTCQX trading ceased and shares commenced trading on NYSE American) and the Company’s securities continued to be traded on these listing and trading platforms after the Continuance process was completed. Caledonia voluntary delisted its shares from the TSX on June 19, 2020.

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

Meetings of Shareholders

The Articles require the Company to call an annual general meeting of shareholders within 13 months after holding the last preceding annual general meeting and permits the Company to call any other meeting of shareholders at any time. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 clear days and not more than 60 days prior to the date of any annual or other general meeting of shareholders, although it currently utilizes the notice and access method under Canadian law. These materials must also be filed with Canadian securities regulatory authorities. The Articles provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 5% of the Company’s issued shares carrying the right to vote at the meeting is required to transact business at a general meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and other general meetings of shareholders.

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

Blank Check Preferred Stock/Shares

Under Delaware law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

The UK’s Takeover Code requires a target company shareholders' consent in general meeting before the target company can take any action (other than seeking alternative bids) that may result in the frustration of a takeover bid. Moreover, the Takeover Code provides that the board of directors of an offeree company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of a takeover bid.

Distributions and Dividends; Repurchases and Redemptions

Under Delaware law, subject to any restrictions contained in the certificate of incorporation, a corporation may pay dividends out of capital surplus or, if there is no surplus, out of net profits for the current and/or the preceding fiscal year in which the dividend is declared, as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by issued and outstanding shares having a preference upon the distribution of assets. Surplus is defined in Delaware law as the excess of the net assets over capital, as such capital may be adjusted by the board.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption, and it may not purchase, for more than the price at which they may be redeemed, any of its shares which are redeemable at the option of the corporation. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Under the Companies Law, a Jersey company may make a distribution at any time and out of any source provided that the directors of the company who authorize the distribution make an immediate and 12 month forward looking cash-flow solvency statement.

Likewise, authorizing directors must also make a solvency statement in the event of redeeming or purchasing the company’s shares.

The Companies Law allows a Jersey company to purchase its own shares, whether they are redeemable or not, provided that the purchase is sanctioned by a special resolution. The monies payable on the redemption of redeemable shares or on the purchase of its own shares by a Jersey company may be funded from any source, including capital, provided that such shares are fully paid.

If shares are to be purchased other than on a stock exchange, they may only be purchased pursuant to a contract approved in advance by an ordinary resolution of the company and they shall not carry the right to vote on the resolution sanctioning the purchase or approving the contract. If shares are to be purchased on a stock exchange, the resolution authorizing the purchase must specify the maximum number of shares to be purchased; the maximum and minimum prices which may be paid; and

the date (not being later than 5 years after the passing of the resolution) on which the authority to purchase is to expire.

C.	Material Contracts

Not applicable.

D.	Exchange Controls

There are no governmental laws, decrees or regulations existing in Jersey, Channel Islands, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities, nor does Jersey, Channel Islands have foreign exchange currency controls. Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa; Caledonia obtained the necessary approvals from the RBZ and the Reserve Bank of South Africa to transfer foreign currency during 2020.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to taxing jurisdictions other than, or in addition to, the United States; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (i) U.S. expatriates or former long-term residents of the U.S., or (k) are subject to special tax accounting rules with respect to shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of shares.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the shares and thereafter as gain from the sale or exchange of such shares (see “Sale or Other Taxable Disposition of shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the shares will constitute ordinary dividend income. Dividends received on shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company (“PFIC”) Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2020. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold shares.

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

We are subject to the informational requirements of the U.S. Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") (www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

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

	2020 USD’000		2019 USD’000		2018 USD’000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	59	1,959	57	4,176	57	8,147
Trade and other receivables	-	249	-	1,735	-	126
Trade and other payables	-	(174)	-	(179)	-	(345)
Term loan	-	408	-	(2,471)	-	(5,960)
Overdraft	-	-	-	(490)	-	-
	59	2,442	57	2,771	57	1,968

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss before tax for the Group:

	2020 USD’000		2019 USD’000		2018 USD’000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	3	103	3	199	3	388
Trade and other receivables	-	12	-	82	-	6
Trade and other payables	-	(8)	-	9	-	(16)
Term loan	-	19	-	(117)	-	(283)
Overdraft	-	-	-	(23)	-	-
	3	126	3	150	3	95

C.	Interest Rate Risk

The Group's interest rate risk arises from loans and borrowings, overdraft facility and cash held. The loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable-rate borrowings expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements.

The Group’s assets and (liabilities) exposed to interest rate fluctuations as at year-end are summarized as follows:

	2020	2019	2018
Term loan	(408)	(2,471)	5,960
Cash and cash equivalents	19,092	9,383	11,187
Overdraft	-	(490)	-

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarizes the effect of a change in finance cost on the Group’s profit or loss and equity for the year, had the rates charged differed.

Sensitivity analysis – cash and cash equivalents

	2020	2019	2018

Increase in 100 basis points	191	94	111
Decrease in 100 basis points	(191)	(94)	(111)

Sensitivity analysis – term loan

Increase in 100 basis points	4	(25)	(60)
Decrease in 100 basis points	(4)	25	60

Sensitivity analysis – overdraft

Increase in 100 basis points	-	(5)	-
Decrease in 100 basis points	-	5	-

D.	Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a debtor fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. Trade and other receivables are analysed in note 22 to the Consolidated Financial Statements and include $1.3 million (2019: $3.0 million; 2018: $2.7 million) due from Fidelity in respect of gold deliveries immediately prior to the close of business at the end of 2020 and $2.3 million (2019: $1.8 million; 2018: $2.7 million) due from the Zimbabwe Government in respect of VAT refunds. The amount due from Fidelity was paid in full after year-end; the outstanding balance at December 31, 2020 reflects a normal balance in the context of the timing of bullion shipments to Fidelity and payments from Fidelity for bullion received. The amount due in respect of the longer-outstanding VAT refunds were within the agreed terms and a portion was also received after year-end.

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

The Company has no hedges in place and is fully exposed to the gains or losses resulting from a higher or lower gold price.

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

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2020. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our CEO and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2020, and we have concluded our disclosure controls and procedures were effective as at December 31, 2020.

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

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

C.	Attestation report of registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm as we qualify as an "emerging growth company" under section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

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

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Caledonia’s board of directors has determined, as of March 29, 2021, that the three members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined pursuant to Section 803 of the NYSE American LLC Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110, and one of the members can be considered to be a financial expert as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. The financial expert serving on the Audit Committee is Mr. J. Holtzhausen, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management”. Messrs. J. Holtzhausen, J. Kelly and J. McGloin are all independent directors under the applicable rules.

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

ITEM 16B - CODE OF ETHICS

On November 8, 2016 the registrant’s board of directors approved in principle, and the Company formally adopted on March 7, 2017, a revised code of business conduct, ethics and anti-bribery policy that applies to the registrant’s directors, CEO, CFO, principal accounting officer or controller, or persons performing similar functions, and all other employees and contractors. The code was further revised and the most recent updated version was adopted on November 10, 2020.

The text of this code is available on the Company’s website (www.caledoniamining.com/index.php/aboutus/corporate-governance).

The Company has not granted any waiver from the Code of Ethics to the CEO, CFO, principal accounting officer or controller, or persons performing similar functions during the fiscal year 2020.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our external auditors, unless stated otherwise, for the years indicated:

	(1)(2)2020	(1)(2)2019
Audit fees	255,553	176,415
Audit – related fees	-	-
Tax fees	-	-
All other fees	38,191	1,542
TOTAL	293,744	177,957

Notes:
(1)	Prior to the start of the audit process, Caledonia’s Audit Committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommends to the board of directors whether to accept the estimated audit fees given by the auditors.
(2)	Represents fees billed by BDO South Africa Incorporated

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

At the conclusion of the 2018 AGM held on June 27, 2018, KPMG was not re-appointed as the auditor of the Company. At the 2018 AGM and at the subsequent AGMs held on May 8, 2019 and on May 6, 2020, the appointment and reappointment, respectively, of BDO as the auditor of the Company for the ensuing fiscal years was approved unanimously by way of a show of hands.

In connection with the change in accountants, there were no disagreements or reportable events.

ITEM 16G – CORPORATE GOVERNANCE

Because our securities are listed on NYSE American, being a national securities exchange in the United States, we are subject to the corporate governance requirements set out in the NYSE American LLC Company Guide. We are also subject to a variety of corporate governance guidelines and requirements enacted by the jurisdictions and exchanges in which we operate our business and on which our securities are traded. We incorporate a mix of corporate governance best practices to ensure that our corporate governance complies in all material respects with the requirements of the jurisdictions in which we operate and the exchanges on which our securities are traded. The Company has also adopted the UK’s Quoted Companies Alliance Corporate Governance Code and discloses on its website how it satisfies the ten principles of the Code.

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

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the year ended December 31, 2020, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-67 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the board of directors include:

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

ITEM 19 – EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements and Notes	F-1- F-67

Exhibit List

Exhibit No.	Name
1.1	Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2016)
2.1	Description of Registered Securities
4.1	OEICP (revised 2020)
4.2	Employment contracts/executive employment agreements (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2017)
4.3	Share Subscription Agreements – Blanket Mine (incorporated herein by reference to Exhibit 15.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
4.4	Addendum to share subscription agreements – FREMIRO, GCSOT, NIEEF, BETS (incorporated herein by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 2, 2018)
4.5	Share Purchase Agreement by and between the Company and Fremiro, dated November 6, 2018 (incorporated herein by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2019)
4.6	January 11, 2019 PU award agreement and addendum example (incorporated herein by reference as Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2019)
4.7	January 11, 2020 RSU and PU award agreement example (incorporated herein by reference as Exhibit 4.7 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2020)
4.8	January 11, 2021 PU award agreement example
4.9	Mining Lease (incorporated herein by reference to Exhibit 4.9 of the registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2020)

Exhibit No.	Name
8.1	List of Caledonia Mining Corporation Plc group entities
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO South Africa Incorporated
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

Caledonia Mining Corporation Plc

By:	/s/ Mark Learmonth
Name:	Mark Learmonth
Title:	Chief Financial Officer
Date:	March 29, 2021

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

St Helier, Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) as of December 31, 2020, 2019 and January 1, 2019 the related consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and cash flows for each of the three ended December 31, 2020, 2019 and 2018 and the related notes (collectively referred to as the “consolidated financial statements”. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2020, 2019 and January 1, 2019 and the results of its operations and its cash flows for each of the three years ended December 31, 2020, 2019 and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits we are required to obtain an understanding of internal controls over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls over financial reporting. Accordingly, we express no such opinion.

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

BDO South Africa Incorporated

Wanderers Office Park

52 Corlett Drive

Illovo, 2196

March 29, 2021

(date of signing consent)

BDO South Africa Incorporated
Registration number: 1995/002310/21
Practice number: 905526
VAT number: 4910148685

Chief Executive Officer: ME Stewart

A full list of all company directors is available on www.bdo.co.za

The company's principal place of business is at 22 Wellington Road, Parktown, Johannesburg, where a list of directors' names is available for inspection. BDO South Africa Incorporated, a South African personal liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Note	2020	2019	2018

Revenue		100,002	75,826	68,399
Less: Royalty		(5,007)	(3,854)	(3,426)
Production costs	9	(43,711)	(36,400)	(39,315)
Depreciation	17	(4,628)	(4,434)	(4,071)
Gross profit		46,656	31,138	21,587
Other income	10	4,765	2,274	7,101
Other expenses	13	(5,315)	(666)	(336)
Administrative expenses	14	(7,997)	(5,637)	(6,465)
Cash-settled share-based expense	30.1	(1,413)	(689)	(315)
Equity-settled share-based expense	30.2	–	–	(14)
Net foreign exchange gain	11	4,305	29,661	223
Profit on sale of subsidiary	21.2	–	5,409	–
Fair value losses on derivative assets	23	(266)	(601)	(360)
Operating profit		40,735	60,889	21,421
Finance income	15	62	146	53
Finance cost	15	(367)	(344)	(273)
Profit before tax		40,430	60,691	21,201
Tax expense	16	(15,173)	(10,290)	(7,445)
Profit for the year		25,257	50,401	13,756

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(173)	49	(676)
Reclassification of accumulated exchange differences on the sale of subsidiary		–	(2,109)	–
Total comprehensive income for the year		25,084	48,341	13,080

Profit attributable to:
Owners of the Company		20,780	42,018	10,766
Non-controlling interests	27	4,477	8,383	2,990
Profit for the year		25,257	50,401	13,756

Total comprehensive income attributable to:
Owners of the Company		20,607	39,958	10,090
Non-controlling interests	27	4,477	8,383	2,990
Total comprehensive income for the year		25,084	48,341	13,080

Earnings per share
Basic earnings per share ($)	26	1.73	3.82	0.99
Diluted earnings per share ($)	26	1.73	3.81	0.99

The accompanying notes on pages 8 to 66 are an integral part of these consolidated financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at December 31	Note	2020	2019 *	January 1, 2019 *

Assets
Property, plant and equipment	17	126,479	106,512	90,460
Exploration and evaluation asset	18	6,768	7,139	6,967
Deferred tax asset	16	87	63	98
Total non-current assets		133,334	113,714	97,525

Inventories	19	16,798	11,092	9,427
Prepayments		1,974	2,350	866
Trade and other receivables	22	4,962	6,912	6,392
Income tax receivable	16	76	–	–
Derivative financial assets	23	1,184	102	–
Cash and cash equivalents	20	19,092	9,383	11,187
Assets held for sale	21	500	–	296
Total current assets		44,586	29,839	28,168
Total assets		177,920	143,553	125,693

Equity and liabilities
Share capital	24	74,696	56,065	55,102
Reserves	25	138,310	140,730	142,790
Retained loss		(71,487)	(88,380)	(127,429)
Equity attributable to shareholders		141,519	108,415	70,463
Non-controlling interests	27	16,524	16,302	8,345
Total equity		158,043	124,717	78,808

Liabilities
Provisions	28	3,567	3,346	3,309
Deferred tax liabilities	16	4,234	3,129	23,328
Loans and borrowings - long term portion	29	–	1,942	5,960
Cash-settled share-based payment - long term portion	30.1	1,934	540	2,090
Lease liabilities - long term portion	12	178	–	–
Total non-current liabilities		9,913	8,957	34,687

Loans and borrowings - short term portion	29	408	529	–
Cash-settled share-based payment - short term portion	30.1	336	–	–
Lease liabilities - short term portion	12	61	349	–
Income taxes payable	16	495	163	1,538
Trade and other payables	31	8,664	8,348	10,051
Overdraft	20	–	490	–
Liabilities associated with assets held for sale	21	–	–	609
Total current liabilities		9,964	9,879	12,198
Total liabilities		19,877	18,836	46,885
Total equity and liabilities		177,920	143,553	125,693

The accompanying notes on pages 8 to 66 are an integral part of these consolidated financial statements.

*	The Group voluntarily changed its disclosure policy for exploration and evaluation assets to be disclosed separately as Exploration and evaluation assets rather than as part of Property, plant and equipment; similarly lease liabilities were classified separately from trade and other payables (refer to note 4(b)(i) and 4(b)(ii)). The new disclosure policies were adopted from December, 2020 and have been applied retrospectively.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity- settled share-based payment reserve	Retained loss	Total	Non- controlling interests (NCI)	Total equity
Balance January 1, 2018		55,102	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Transactions with owners:
Dividends declared	34	-	-	-	-	(2,908)	(2,908)	(589)	(3,497)
Equity-settled share-based payment	30.2	-	-	-	14	-	14	-	14
Total comprehensive income:
Profit for the year		-	-	-	-	10,766	10,766	2,990	13,756
Other comprehensive income for the year		-	(676)	-	-	-	(676)	-	(676)
Balance December 31, 2018		55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Transactions with owners:
Dividends declared	34	-	-	-	-	(2,969)	(2,969)	(426)	(3,395)
Shares issued - share-based payment	30.1	963	-	-	-	-	963	-	963
Total comprehensive income:
Profit for the year		-	-	-	-	42,018	42,018	8,383	50,401
Other comprehensive income for the year		-	(2,060)	-	-	-	(2,060)	-	(2,060)
Balance at December 31, 2019		56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Transactions with owners:
Dividends declared	34	-	-	-	-	(3,887)	(3,887)	(655)	(4,542)
Shares issued:
- share-based payment	30.1	216	-	-	-	-	216	-	216
- options exercised	24	30	-	-	-	-	30	-	30
- equity raise (net of transaction cost) ~	24	12,538	-	-	-	-	12,538	-	12,538
- Blanket shares purchased from Fremiro	6	5,847	-	-	(2,247)	-	3,600	(3,600)	-
Total comprehensive income:
Profit for the year		-	-	-	-	20,780	20,780	4,477	25,257
Other comprehensive income for the year		-	(173)	-	-	-	(173)	-	(173)
Balance at December 31, 2020		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043

The accompanying notes on pages 8 to 66 are an integral part of these consolidated financial statements.

~	The Company raised equity for the construction of the solar plant by way of an At The Market (“ATM”) equity offer on the NYSE American. Gross proceeds of $13,000 were raised pursuant to the ATM sales agreement with Cantor Fitzgerald & Co. at a transaction cost of $462.
F-4

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

For the years ended December 31

(in thousands of United States Dollars, unless indicated otherwise)

	Note	2020	2019 *	2018*

Cash generated from operations	32	37,967	23,885	21,119
Interest received		56	146	53
Interest paid		(405)	(454)	(161)
Tax paid	16	(6,656)	(5,517)	(3,344)
Net cash from operating activities		30,962	18,060	17,667

Cash flows used in investing activities
Acquisition of property, plant and equipment		(25,081)	(19,852)	(20,192)
Acquisition of exploration and evaluation assets		(2,759)	(172)	–
Purchase of derivative financial asset		(1,058)	–	–
Proceeds from disposal of subsidiary	21.2	900	1,000	–
Net cash used in investing activities		(27,998)	(19,024)	(20,192)

Cash flows from financing activities
Dividends paid		(4,542)	(3,395)	(3,497)
Term loan proceeds	29	–	2,340	6,000
Term loan transaction costs	29	–	(46)	(60)
Term loan repayments	29	(574)	–	(1,500)
Payment of lease liabilities	12	(118)	(124)	–
Shares issued - equity raise (net of transaction cost)	24	12,538	–	–
Share options exercised		30	–	–
Net cash from/ (used in) financing activities		7,334	(1,225)	943

Net increase/ (decrease) in cash and cash equivalents		10,298	(2,189)	(1,582)
Effect of exchange rate fluctuations on cash held		(99)	(105)	13
Net cash and cash equivalents at the beginning of the year		8,893	11,187	12,756
Net cash and cash equivalents at the end of the year	20	19,092	8,893	11,187

The accompanying notes on pages 8 to 66 are an integral part of these consolidated financial statements.

*	The Group voluntarily changed its disclosure policy for exploration and evaluation assets to be disclosed separately as Acquisition of exploration and evaluation assets rather than as part of Acquisition of property, plant and equipment (refer to note 4(b)(i)). The new disclosure policy was adopted from December 10, 2020 and has been applied retrospectively.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

1	Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands. These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2020, 2019 and January 1, 2019, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2020, 2019 and 2018, notes, significant accounting policies and other explanatory information. The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”). Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents.

2	Basis of preparation

i)	Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorised for issue by the Board of Directors on March 22, 2021.

ii)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
•	equity-settled share-based payment arrangements measured at fair value on the grant date; and
•	derivative financial instruments measured at fair value.

iii)	Functional currency

These consolidated financial statements are presented in United States Dollars (“$” or “US Dollar” or “USD”), which is also the functional currency of the Company. All financial information presented in United States Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 11 for changes to the Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the statement of profit or loss and other comprehensive income.

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

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

Other items of property, plant and equipment are depreciated as described in note 5(g)(iii).

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

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

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;
•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
•	cut-off grade;
•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows (i.e. Impairment);
•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of production method or where useful lives of an asset change; and
•	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing or cost of these activities.

iii)	Blanket mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant assumptions and estimates which are explained in note 6.

iv)	Site restoration provision

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2018. Assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for (refer to note 28).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

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

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. In 2019 the Zimbabwe Revenue Authority (“ZIMRA”) issued Public Notice 26 (“PN26”) effective from February 22, 2019. PN26 provided clarity on the interpretation of Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, which requires a company earning taxable income to pay tax in the same or other specified currency that the income is earned. PN 26 clarifies that the calculation of taxable income be expressed in RTGS$ and that the payment of the tax payable, determined in RTGS$, be paid in the ratio of turnover earned. The application of PN26 resulted in a significant reduction in the deferred tax liability and the Group recorded the best estimate of the tax liability. The clarification of PN26 was applied prospectively and had no impact on comparative amounts.

Management believes they have adequately provided for the probable outcome of tax related matters; however, the final outcome or future outcomes anticipated in calculating the tax liabilities may result in a materially different outcome than the amount included in the tax liabilities. In addition, The Group further makes assumptions and estimates when recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient future taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilised or sufficient estimated future taxable income against which the losses can be utilised.

vii)	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer notes 6 and 30.2) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield. Additional information about significant assumptions and estimates for estimating fair value for share-based payment transactions are disclosed in note 30.2.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
vii)	Share-based payment transactions (continued)

Where the Company granted the counterparty to a share-based payment award the choice of settlement in cash or shares, the equity component is measured as the difference between the fair value of the goods and services and the fair value of the cash-settled share-based payment liability at the date when the goods and services are received at the measurement date. For transactions with employees, the equity component is zero.

Option pricing models require the input of assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Therefore, the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Cash-settled share-based payment arrangements

The fair value of the amount payable to employees regarding share-based awards that will be settled in cash is recognised as an expense with a corresponding increase in liabilities over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any change in the fair value of the liability is recognised in profit or loss.

Additional information about significant assumptions and estimates used to determine the fair value of cash settled share-based payment transactions are disclosed in note 30.1.

viii)	Impairment

Non-financial assets

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates.

Non-derivative financial assets

The Group uses a simplified approach in accounting for trade and other receivables and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. The Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

(b)	Judgements

Judgement is required when assessing whether the Group controls an entity or not. Controlled entities are consolidated. Further information is given in notes 5(a) and 6.

Refer to note 5(b)(ii) for judgement applied to determine functional currency of entities in the Group and the interbank rate of exchange to translate the RTGS$.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

4	Change in significant accounting policies and disclosure policies

(a)	Change in significant accounting policies required by IFRS

The following standards and interpretations apply for the first time to the financial reporting periods commencing on or after January 1, 2020. These changes were adopted from January 1, 2020 and do not have a material effect on the Group’s financial statements.

i)	IAS 1 Presentation of Financial Statements & IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

The amendment clarifies the definition of material and makes it easier to understand. The change provides guidance on how the definition should be applied. The change in the definition now ensures that the definition is consistent across all IFRS standards and the Conceptual Framework.

The definition of material omissions or misstatements from IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors has been removed.

The Group has completed its assessment of the impact of IAS 1 and 8 and concluded that the new standards did not have a material impact on the consolidated financial statements.

ii)	Revised Conceptual Framework for Financial Reporting

The IASB decided to revise the Conceptual Framework because certain important issues were not covered and certain guidance was unclear or out of date. The revised Conceptual Framework, includes:

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

The IASB also updated references to the Conceptual Framework in IFRS Standards by issuing amendments to references to the Conceptual Framework in IFRS Standards. The Group has completed its assessment of the impact and concluded that the new standard did not have a material impact on the consolidated financial statements.

(b)	Voluntary change of disclosure policies
i)	Exploration and evaluation assets to be disclosed separately from Property, plant and equipment

Previously exploration and evaluation assets were disclosed as part of Property, plant and equipment. Under the new disclosure policy exploration and evaluation assets are disclosed separately as Exploration and evaluation assets from the earliest period presented.

The new disclosure policy was adopted from December 10, 2020 and has been applied retrospectively. Management purchased two new mining options during 2020 and the change in disclosure policy provides more detail on the new and existing Exploration and evaluation assets. Management implemented the change in disclosure policy to provide increased transparency on exploration and evaluation assets in line with management’s focus to purchase and explore mining assets.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

4	Change in significant accounting policies and disclosure policies (continued)

(b)	Voluntary change of disclosure policies (continued)
i)	Exploration and evaluation assets to be disclosed separately from Property, plant and equipment (continued)

The voluntary change in disclosure policy resulted in the cost of property, plant and equipment presented in the consolidated statements of financial position reducing with an amount of $6,768 (2019: $7,139, January 1, 2019: $6,967). Further, the Acquisition of property, plant and equipment line item in the consolidated statements of cash flow decreased by an amount of $2,759 (2019: $172, January 1, 2019: $Nil), while the Acquisition of exploration and evaluation assets line item increased with the same amount. The consolidated statement of changes in equity and consolidated statements of profit or loss and other comprehensive income was not affected by the change.

ii)	Leases to be disclosed separately from Trade and other payables

Previously lease liabilities were disclosed as part of Trade and other payables. Under the new disclosure policy lease liabilities are disclosed separately as Lease liabilities – long term portion and Lease liabilities – short term portion from the earliest period presented.

The new disclosure policy was adopted from December, 2020 and has been applied retrospectively. Management implemented the change in disclosure policy to provide more detail on the maturity of lease contracts and to better assess the effect that leases have on the financial position, financial performance and cash flows of the lessee.

The voluntary change in disclosure policy resulted in Trade and other payables presented in the consolidated statements of financial position reducing by an amount of $239 (2019: $349, January 1, 2019: $Nil) compared with the disclosure with the old policy in effect. Lease liabilities are presented separately in the statement of financial position as current and non-current Lease liabilities. The consolidated statement of changes in equity, statements of profit or loss and other comprehensive income and consolidated statements of cash flow were not affected by the change.

5	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. For changes in accounting policies in the current year refer to notes 4(a) and 4(b).

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)
ii)	Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related Non-controlling interests (“NCI”) and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iii)	Non-controlling interests

NCI is measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions

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

As stated in note 2(iii) the presentation currency of the Group is the United States Dollar. The functional currency of the Company and all its subsidiaries is the United States Dollar except for the South African subsidiary that uses the South African Rand (“ZAR”) as its functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

•	assets and liabilities are translated using the exchange rate at year end; and
•	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognised in Other Comprehensive Income (“OCI”).

If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, the settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

When the Group disposes of its entire interest in a foreign operation or loses control over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are reclassified to profit or loss. If the Group disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reattributed between controlling and non-controlling interests.

All resulting translation differences are reported in OCI and accumulated in the foreign currency translation reserve.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

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

On October 1, 2018 the RBZ pegged the RTGS$ at 1:1 to the US Dollar and on February 20, 2019 issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 81.79 RTGS$ (2019: 16.77 RTGS$, 2018: 1 RTGS$) to 1 US Dollar as at December 31, 2020.

Further, the Reserve Bank of Zimbabwe (“RBZ”) issued a directive to Zimbabwean banks to separate foreign currency (“Foreign currency”) and RTGS$ for bank accounts held by clients on October 1, 2018. Subsequent to the directive, the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in Foreign currency (i.e., United States Dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the Foreign currency allocation from 30% to 55%, with the remainder received as RTGS$. The RBZ increased the Foreign currency allocation with effect from May 26, 2020 from 55% to 70% and decreased the Foreign currency allocation with effect from January 8, 2021 from 70% to 60% with the remainder received as RTGS$. The allocation percentages remained in effect up to the date of approval of these financial statements. Further, the Company participated in the Foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars during 2021 and obtained allotments from the Reserve Bank.

In applying IAS 21, management determined that the US Dollar remained the primary currency in which the Group’s Zimbabwean entities operate, as:

•	the majority of revenue is received in US Dollars;
•	the gold price receivable was calculated in US Dollars;
•	the majority of costs are calculated by reference to the US Dollar if denominated in RTGS$ or is paid in US Dollars; and
•	Income tax liabilities calculated in RTGS$ are settled predominantly in US Dollars.

The application of IAS 21, the advent of SI 142 and the devaluation of the RTGS$ against the US Dollar had a significant impact on the US Dollar value of RTGS$ denominated Zimbabwean monetary assets and liabilities consolidated as part of the Group. Monetary items mostly affected include monetary liabilities such as income and deferred tax liabilities, loans and borrowings, trade and other payables and to a lesser extent monetary asset such as cash held in RTGS$.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

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

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right of use asset reflects that the Group will exercise a purchase option. In that case the right of use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as property, plant and equipment. Also, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

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

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there lease agreement changes in substance in terms of payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group presents the right of use assets that do not meet the definition of investment property as property, plant and equipment. Lease liabilities are presented separately in the statement of financial position as current- and non-current Lease liabilities.

The Group has elected not to recognise the right of use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(d)	Financial instruments
i)	Non-derivative financial assets

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

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

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

Net gains and losses are recognised in profit or loss. Financial assets classified as and measured at amortised cost are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Finance income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

The Group had the following non-derivative financial assets:

Financial assets at amortised cost

Financial assets at amortised cost comprise loans and receivables included in Trade and other receivables. Loans and receivables are financial assets with fixed or determinable payments that were not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. Refer to note 5(j)(i) for the impairment of receivables. Bad debts were written off during the year in which they were identified. Finance income was recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(d)	Financial instruments (continued)
ii)	Non-derivative financial instruments

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

The Group held Derivative financial instruments to hedge its gold price exposure and invest excess short term Rands on hand at the South African subsidiary.

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

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts in 2019 were repayable on demand and form an integral part of the Group’s cash management process. The 2019 bank overdraft was included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(f)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(g)	Property, plant and equipment
i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss. Refer to note 5(j)(ii) for the impairment of non-financial assets.

ii)	Subsequent costs

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

iii)	Depreciation

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(g)	Property, plant and equipment (continued)
iii)	Depreciation (continued)

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

Land is not depreciated.

The calculation of the production rate units could be affected to the extent that actual production in the future is different from the current forecast production based on reserves and resources. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

These factors include:

•	changes in mineral reserves and resources;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at mine sites; and
•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

The estimated useful lives for the current and comparative years are as follows:

•	buildings 10 to 15 years (2019: 10 to 15 years; 2018: 10 to 15 years);
•	plant and equipment 10 years (2019: 10 years; 2018: 10 years);
•	fixtures and fittings including computers 4 to 10 years (2019: 4 to 10 years; 2018: 4 to 10 years);
•	motor vehicles 4 years (2019: 4 years; 2018: 4 years);
•	right of use assets 3 to 6 years (determined by lease term); and
•	mine development, infrastructure and other assets in production, units-of-production method.

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Assets under construction’s useful life and residual values will be assessed once the asset is available for use.

(h)	Exploration and evaluation assets

Exploration costs are capitalised as incurred. The costs related to speculative drilling on unestablished orebodies at Blanket Mine, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under Exploration and evaluation assets (refer to note 4(b)(i) for the voluntary change in disclosure policy). Direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on property, plant and equipment during the exploration phase.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year they occur.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(h)	Exploration and evaluation assets (continued)

Once the technical feasibility and commercial viability of extracting the mineral resource have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets.

Exploration and evaluations assets are not depreciated.

(i)	Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle. It includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Gold in process is measured at the lower of cost and net realisable value. The cost of gold in process includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(j)	Impairment

i)	Non-derivative financial assets (including receivables)

The Group applies the IFRS 9 simplified model of recognising lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed individually as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. However, given the short period exposed to credit risk the impact of these factors has not been considered significant. Trade receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery. Failure to make payments within 90 days from lodgement date with Fidelity Printers and Refiners Limited (“Fidelity”) and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery.

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(j)	Impairment (continued)
ii)	Non-financial assets (continued)

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

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

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned.
•	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

(k)	Employee benefits
i)	Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(k)	Employee benefits (continued)
ii)	Defined contribution plans

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

(l)	Share-based payment transactions
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

Where the terms and conditions of equity-settled share-based payments are modified, the increase in the fair value, measured immediately before and after the modification date, is charged to profit or loss over the remaining vesting period or immediately for vested awards. Similarly, where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss. Additional information about significant judgements, estimates and assumptions used to quantify the equity-settled share-based payment transactions and modification are disclosed in note 30.2.

ii)	Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards is re-measured with a corresponding adjustment to profit or loss. The method of calculating the fair value of the cash-settled share-based payments changed during quarter 1 of 2018 from the intrinsic valuation method to the Black-Scholes method. The Black-Scholes method includes the effect of share volatility in calculating the fair value of the share-based payment awards. The change was applied prospectively and did not have a significant effect on the liability value. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 30.1.

(m)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. The unwinding of the discount is recognised as a finance cost.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(n)	Site restoration

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

(o)	Revenue

Revenue from the sale of precious metals is recognised when the metal is accepted at the refinery, control is transferred and the receipt of proceeds is substantially assured. Revenue is measured at the fair value of the receivable at the date of the transaction.

(p)	Government grants

The Company recognises an unconditional government grant related to gold proceeds in profit or loss as other income when the grant becomes receivable. Government grants are initially recognised as deferred income at fair value if there is reasonable assurance that they will be received.

(q)	Finance income and finance cost

Finance income comprises interest income on funds invested. Finance income is recognised as it accrues in profit or loss, using the effective interest method. Finance cost comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on leases, loans and borrowings and also includes commitment costs on overdraft facilities. Finance cost is recognised in profit or loss using the effective interest rate method and excludes borrowing costs capitalised.

(r)	Taxes
i)	Income tax

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(r)	Taxes (continued)
iii)	Deferred tax

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

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 26) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

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

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance cost.

(u)	Assets held for sale

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(v)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/ Interpretation	Effective date and expected adoption date*
IAS 1

The amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting. Clarification is also given when it refers to the “settlement” of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. They must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The Group has completed its assessment of the impact of IAS 1 and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

January 1, 2023
IAS 16

The amendment to IAS 16 Property, Plant and Equipment (“PPE”) prohibits an entity from deducting from the cost of an item of PPE any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

The amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities must be disclosed separately.

The Group has completed its assessment of the impact of IAS 16 and concluded that the standard amendment would not have a material impact on the consolidated financial statements.

January 1, 2022

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

5	Significant accounting policies (continued)

(v)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group: (continued)

Standard/ Interpretation	Effective date and expected adoption date*
IAS 37

Amendments to IAS 37 Provision, Contingent Liabilities and Contingent Assets clarifies the Onerous contracts – Cost of Fulfilling a Contract. The amendments specify which costs an entity includes in determining the cost of fulfilling a contract to assess whether the contract is onerous.

The amendments apply to contracts existing at the date when the amendments are first applied. At the initial application date, the cumulative effect of applying the amendments is recognised as an opening balance adjustment to retained earnings or other components of equity, as appropriate.

The Group has completed its assessment of the impact of IAS 37 and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

January 1, 2022
Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalised in May 2020:

•
IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

•
IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

•
IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books also to measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

The Group has completed its assessment of the impact of the above standards and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

January 1, 2022

* Annual periods ending on or after.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

6	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

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

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed a reassessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The subscription agreements, concluded on February 20, 2012, were accounted for as follows: (continued)

•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At December 31, 2020 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.
•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

				Balance of facilitation loan #
USD	Shareholding	Effective interest & NCI recognised	NCI subject to facilitation loan	December 31, 2020	December 31, 2019
NIEEF	16%	3.20%	12.80%	11,728	11,877
Fremiro	-&	-&	-&	-&	11,458
Community Trust	10%	10.00%	–	–	–
BETS ~	10%	–	–	7,447	7,639
	36%	13.20%	12.80%	19,175	30,974

*	The shares held by BETS are effectively treated as treasury shares (see above).
~	Accounted for under IAS19 Employee Benefits.
&	After Fremiro repurchase on January 20, 2020.
#	Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.
F-28

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances (continued)

The balance on the facilitation loans is reconciled as follows:

Balance at January 1, 2019	30,986
Finance cost accrued	1,609
Dividends used to repay loans	(1,621)
Balance at December 31, 2019	30,974
Cancellation of Fremiro loan	(11,458)
Finance cost accrued	1,396
Dividends used to repay loan	(1,737)
Balance at December 31, 2020	19,175

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding are as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends.

Amendments to advanced dividend loan agreements

Advance dividend loan modification - Community Trust

On February 27, 2020, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached an agreement to change the repayment terms of the advance dividend loan to the Community Trust. The amendment allowed that 20% of the Community Trust share of the Blanket dividend accrues on declaration of the dividend and that the remaining 80% be applied to the advance dividend loan from February 27, 2020. The modification was not considered beneficial to the indigenous shareholders.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to advanced dividend loan agreements (continued)

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

Total

Balance at January 1, 2019	2,053
Finance cost accrued	104
Dividends used to repay advance dividend loan	(525)
Balance at December 31, 2019	1,632
Finance cost accrued	98
Dividends used to repay advance dividend loan	(736)
Balance at December 31, 2020	994

7	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk (refer note 33)
•	Liquidity risk (refer note 33)
•	Currency risk (refer note 33)
•	Interest rate risk (refer note 33)

This note and note 33 present information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on the preservation of capital and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has the responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.

Gold price hedges were entered into to manage the possible effect of gold price fluctuations. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

7	Financial risk management (continued)

Overview (continued)

The types of risk exposure and the way in which such exposures are managed are described below:

(a)	Credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity in Zimbabwe during the year.

(b)	Liquidity risk

Liquidity risk is the risk that will not enable the Group to meet its financial obligations as they fall due. The Group manages its liquidity risk by ensuring sufficient cash availability to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the reviewing and approving of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

(c)	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$ or Foreign currency) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group aims to maintain cash and cash equivalents in US Dollars to manage foreign exchange exposure as well as investing in a Gold ETF to avoid fluctuations in South African Rand (refer to note 23) where cash spend is held in anticipation of South African Rand based expenses.

(d)	Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility and term loan. The Group has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

8	Capital management

When managing capital, the Group’s objectives are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interests.

	2020	2019	January 1, 2019

Total equity	158,043	124,717	78,808

The Group’s primary objective regarding its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, provide returns for shareholders, accommodate any rehabilitation provisions and pursue growth opportunities. As at December 31, 2020, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

9	Production costs

	2020	2019	2018

Salaries and wages	16,122	13,905	13,160
Consumable materials – Operations	14,938	13,020	12,143
Consumable materials – COVID-19	824	–	–
Electricity costs	8,312	6,383	9,313
Site restoration	–	–	84
Safety	708	525	592
Cash-settled share-based expense (note 30.1(a))	634	107	43
On mine administration	1,800	2,159	3,569
Pre-feasibility exploration costs	373	301	411
	43,711	36,400	39,315

10	Other income

	2020	2019	2018

Government grant – Gold sale export credit incentive	4,695	866	6,482
Government grant – Gold support price	-	1,064	-
Other	70	94	39
Greenstone Retirement Fund pay-out	-	250	-
Greenstone Provident Fund pay-out	-	-	363
Eersteling rock dump sale	-	-	217
	4,765	2,274	7,101

Government grant – Gold sale export credit incentive

The Reserve Bank of Zimbabwe (“RBZ”) first announced an export credit incentive (“ECI”) on the gold proceeds received for all large-scale gold mine producers during 2016. The ECI is calculated as a percentage of the gold proceeds less the charges of Fidelity.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

10	Other income (continued)

Government grant – Gold sale credit export incentive (continued)

The below table indicates when the ECI was applicable and the percentages granted, as announced by the Zimbabwean Government:

ECI applicable periods	Percentage
May 1, 2016 – December 31, 2017	3.5%
January 1, 2018 – January 31, 2018	2.5%
February 1, 2018 – February 20, 2019	10%
February 21, 2019 – March 9, 2020	0%
March 10, 2020 – June 26, 2020	25%

All incentives granted by the Zimbabwean Government were included in other income when determined receivable. Incentives were received in Blanket Mine’s RTGS$ account. The ECI fell away after June 26, 2020.

Government grant – Gold support price

From March 6, 2019 it became apparent that Blanket Mine’s sales proceeds received from Fidelity were calculated at a gross price of $44,000 per kilogram ($1,368.58 per ounce), which exceeded the prevailing London Bullion Market Association (“LBMA”) price. On May 12, 2019, the Company received confirmation from Fidelity of this windfall receipt, called the “gold support price”, which has been implemented to incentivise gold producers to increase gold production. The gold support price has not been received since the LBMA gold price subsequently increased above $1,368.58 per ounce.

11	Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 81.79 RTGS$ to 1 US Dollar as at December 31, 2020 (2019: 16.77 RTG$, 2018: 1 RTG$). Throughout these announcements and to the date of issue of these financial statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty about what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

11	Net foreign exchange gain (continued)

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the statement of profit or loss and other comprehensive income.

	2020	2019	2018

Unrealised foreign exchange gain	8,367	31,411	230
Realised foreign exchange loss	(4,062)	(1,750)	(7)
Net foreign exchange gain	4,305	29,661	223

12	Leases

Leases as lessee

The Group leases administrative offices. The leases, which the Group normally enters into, typically run for a period of 3 to 6 years, with an option to renew the lease after that date. The two leases for the administrative offices expire in 2021 and 2025 respectively.

Information about leases for which the Group is a lessee is presented below.

i)	Amounts recognised in the statement of financial position

Right of use assets

Right of use assets related to leased properties that do not meet the definition of investment property are presented as part of property, plant and equipment (refer note 17).

Balance at January 1, 2019	263
Depreciation	(112)
Additions to right of use assets	248
Derecognition of right of use assets	(64)
Foreign currency movement	2
Balance at December 31, 2019	337
Depreciation	(99)
Foreign currency movement	(9)
Balance at December 31, 2020	229

Lease liabilities

Balance at January 1, 2019	263
Additions to lease liability	195
Finance cost	17
Lease payments	(124)
Foreign currency movement	(2)
Balance at December 31, 2019	349
Finance cost	15
Lease payments	(118)
Foreign currency movement	(7)
Balance at December 31, 2020	239

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

12	Leases (continued)

ii)	Amounts recognised in profit or loss

	2020	2019	2018

Finance cost on lease liabilities	15	17	–
Unrealised foreign exchange gain	(2)	4	–
Depreciation	99	112	–
	112	133	–

iii)	Amounts recognised in statement of cash flows

	2020	2019	2018

Total cash outflow for leases - principal	118	124	–
Total cash outflow for leases - finance cost	(15)	(17)	–

iv)	Minimum lease payments

Minimum lease payments payable on leases of right of use assets are as follows:

2020

Less than one year	61
One to two years	46
Two to three years	46
Three to four years	46
Four to five years	40
More than five years	–
239

13	Other expenses

	2020	2019	2018

Intermediated Money Transaction Tax	451	354	116
Solar evaluation cost*	230	160	–
COVID-19 donations ~	1,322	–	–
Community and social responsibility cost	382	–	–
Other	–	8	12
Impairment of property, plant and equipment	–	144	208
Impairment of exploration and evaluation assets (note 21.1)	2,930	–	–
	5,315	666	336
*	On July 6, 2020 the Board appointed Voltalia as the contractor for engineering, procuring and constructing a solar plant to be owned by a subsidiary of the Company. All solar costs that were incurred before July 6, 2020 were accounted for as other expenses and accounted through profit or loss. Solar costs incurred after approval by the Board are accounted for as property, plant and equipment (refer to note 17) as it became clear and probable that future economic benefits will flow to the project.

~	Blanket Mine donated $840 towards the Zimbabwean Ministry of Mines and Development and $482 towards a clinic in Gwanda, in helping to curb the spread of COVID-19 and the impacts thereof.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

14	Administrative expenses

	2020	2019	2018

Investor relations	353	414	751
Audit fee	288	237	266
Advisory services fees	904	408	553
Listing fees	448	277	495
Directors fees – Company	323	240	225
Directors fees – Blanket	43	31	52
Employee costs	4,065	3,030	2,917
Other office administration cost	424	605	645
Management liability insurance	1,032	86	52
Travel costs	117	292	297
Eersteling Gold Mine administration costs	–	17	212
	7,997	5,637	6,465

15	Finance income and finance cost

	2020	2019	2018

Finance income received - Bank	62	146	53

Finance cost - Term loan (note 29)	386	165	92
Finance cost - Capitalised to property, plant and equipment (note 17)	(53)	(165)	(92)
Unwinding of rehabilitation provision (note 28)	2	20	20
Finance cost - Leases (note 12)	15	17	–
Finance cost - Overdraft	17	307	253
	367	344	273
F-36

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

16	Tax expense

	2020	2019	2018
Tax recognised in profit or loss

Current tax	9,492	7,311	3,783
Income tax - current year	8,969	6,802	2,523
Income tax - prior year (over)/ under provision	(54)	29	1,075
Withholding tax - current year	577	480	580
Withholding tax - prior year overprovision	-	-	(395)

Deferred tax expense	5,681	2,979	3,662
Origination and reversal of temporary differences	5,681	2,979	3,662

Tax expense – recognised in profit or loss	15,173	10,290	7,445

Tax recognised in other comprehensive income
Income tax - current year	-	-	-

Tax expense	15,173	10,290	7,445

Unrecognised deferred tax assets

	2020	2019	2018

Eersteling Gold Mining Company Limited	-	-	4,989
Caledonia Holdings Zimbabwe (Private) Limited	593	421	-
Greenstone Management Services Holdings Limited	376	276	191
Tax losses carried forward	969	697	5,180

Taxable losses do not expire for the entities incurring taxable losses within the Group, unless the entities cease trading. Tax losses carried forward relate to Greenstone Management Services Holdings Limited (UK) and Caledonia Holdings Zimbabwe (Private) Limited. The unrecognised tax losses relating to the entity were transferred with the sale of the entity. Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

Tax paid	2020	2019	January 1, 2019

Net income tax payable at January 1	(163)	(1,538)	(1,145)
Current tax expense	(9,492)	(7,311)	(3,783)
Foreign currency movement	2,580	3,169	46
Tax paid	6,656	5,517	3,344
Net income tax payable at December 31	(419)	(163)	(1,538)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

16	Tax expense (continued)

Reconciliation of tax rate	2020	2019	2018

Profit for the year	25,257	50,401	13,756
Total tax expense	15,173	10,290	7,445
Profit before tax	40,430	60,691	21,201

Income tax at Company's domestic tax rate (1)	-	-	-
Tax rate differences in foreign jurisdictions (2)	12,405	16,232	6,465
Effect of income tax calculated in RTGS$ as required by PN26 (3)	2,004	(8,526)	-
Management fee – withholding tax on deemed dividend portion	209	224	337
Management fee – non-deductible deemed dividend	570	652	579
Management fee – withholding tax - current year	123	129	96
Management fee – non-deductible withholding tax - prior year	-	-	(664)
Withholding tax on intercompany dividends	245	128	110
Non-deductible expenditure
- Royalty expenses (4)	-	933	882
- Donations	107	18	14
- Other non-deductible expenditure	177	21	123
Credit export incentive income exemption	(598)	(124)	(1,649)
Change in income tax rate (5)	(287)	-	-
Change in tax estimates
- Zimbabwean income tax	-	29	795
- South African income tax	(54)	63	220
- Other	-	-	61
Change in unrecognised deferred tax losses	272	511	76
Tax expense - recognised in profit or loss	15,173	10,290	7,445

(1)	The tax rate in Jersey, Channel Islands is 0% (2019: 0%, 2018: 0%).
(2)	The effective tax rate of 37.52% exceeds the statutory tax rates of subsidiaries of the Company, as certain expenditures are incurred by the Company that is not tax-deductible against taxable income in Zimbabwe and South Africa, where the enacted tax rates are 25.75% and 28.00% respectively. Further, Zimbabwean legislation requires the Blanket income taxation calculation to be performed in RTGS$ whereas the functional currency in which the profit before tax is calculated in these consolidated financial statements is in US Dollar; the requirement is further described in point 3 below.
(3)	In 2019 ZIMRA issued PN26 that was affected retrospectively from February 22, 2019. The public notice provided clarity on Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, which requires a company earning taxable income to pay tax in the same or other specified currency in which taxable income and revenue is earned. PN 26 clarifies that the calculation of taxable income be performed in RTGS$ and that the payment of the tax be in the ratio of the currency that the taxable income and revenue is earned. The reconciling item reconciles the profit before tax calculated using US Dollars as the functional currency of the Zimbabwean entities to taxable income calculated in RTGS$.
(4)	On August 1, 2019 the Zimbabwean Government announced in the mid-term budget speech that mining royalties will be deductible for income tax purposes. The change came into effect on January 1, 2020.
(5)	On November 26, 2020 the Zimbabwean Government announced in the 2021 National Budget Statement that the income tax rate will be reduced from 25.75% to 24.72% and will take effect in the 2021 fiscal tax year. This resulted in a change in the estimated deferred tax liability.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

16	Tax expense (continued)

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2020	2019	2020	2019	2020	2019

Property, plant and equipment	-	-	(5,409)	(4,195)	(5,409)	(4,195)
Allowance for obsolete stock	13	22	-	-	13	22
Prepayments	-	-	(3)	(4)	(3)	(4)
Unrealised foreign exchange	530	309	-	-	530	309
Trade and other payables	636	739	-	-	636	739
Cash-settled share-based payments	8	5	-	-	8	5
Provisions	60	58	-	-	60	58
Other	18	-	-	-	18	-
Tax assets/ (liabilities)	1,265	1,133	(5,412)	(4,199)	(4,147)	(3,066)
*	The deferred tax liability consists of a deferred tax asset of $87 (2019: $63, January 1, 2019: $98) from the South African operation and a net deferred tax liability of $4,234 (2019: $3,129, January 1, 2019: $23,328) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset.
The amounts are presented as part of Non-current assets and Non-current liabilities in the Statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2020	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2020

Property, plant and equipment	(4,195)	(7,195)	5,981	(5,409)
Allowance for obsolete stock	22	14	(23)	13
Prepayments	(4)	-	1	(3)
Unrealised foreign exchange	309	732	(511)	530
Trade and other payables	739	674	(774)	639
Cash-settled share-based payments	5	3	-	8
Provisions	58	76	(74)	60
Other	-	15	-	15
Tax (liabilities)/ assets	(3,066)	(5,681)	4,600	(4,147)

	Balance January 1, 2019	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2019

Property, plant and equipment	(24,930)	(4,561)	25,296	(4,195)
Allowance for obsolete stock	258	11	(247)	22
Prepayments	(3)	-	(1)	(4)
Unrealised foreign exchange	34	519	(244)	309
Trade and other payables	486	1,093	(840)	739
Cash-settled share-based payments	13	(9)	1	5
Provisions	852	11	(805)	58
Other	60	(43)	(17)	-
Tax (liabilities)/ assets	(23,230)	(2,979)	23,143	(3,066)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

17	Property, plant and equipment

Cost	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2019	10,339	74,509	32,675	923	2,402	–	120,848
Initial recognition of right of use assets	409	–	–	–	–	–	409
Additions*	267	19,020	897	88	151	–	20,423
Impairments	–	–	(144)	–	–	–	(144)
Disposals	(212)	–	–	–	(16)	–	(228)
Reallocations between asset classes	25	(2,989)	2,964	–	–	–	–
Foreign exchange movement	5	2	3	7	1	–	18
Balance at December 31, 2019	10,833	90,542	36,395	1,018	2,538	–	141,326

Balance at January 1, 2020	10,833	90,542	36,395	1,018	2,538	–	141,326
Additions*	1	19,507	4,221	219	458	372	24,778
Derecognised plant and equipment	–	–	(238)	–	–	–	(238)
Reallocations between asset classes	930	(1,210)	280	–	–	–	–
Foreign exchange movement	(7)	–	(14)	(2)	(1)	20	(4)
Balance at December 31, 2020	11,757	108,839	40,644	1,235	2,995	392	165,862

*

Included in additions is an amount of $15,771 (2019: $14,051, 2018: $19,323) relating to capital work in progress (“CWIP”) and contains $53 (December 31, 2019: $165, 2018: $61) of borrowing costs capitalised from the term loan. As at year end $85,479 of CWIP was included in the cost closing balance (2019: $69,708, January 1, 2019: $55,657).

On July 6, 2020 the Board appointed Voltalia as the contractor for engineering, procuring and constructing a solar plant to be owned by a subsidiary of the Company. All solar costs that were incurred before July 6, 2020 were accounted for as other expenses and accounted through profit or loss. Solar costs incurred after approval by the Board are accounted for as Property, plant and equipment as it became clear and probable that future economic benefits will flow to the project. The 40-hectare site for the project has been cleared and fenced and is ready for civil work to commence.  Construction on the 12MWac solar plant is expected to be completed in April 2022.

~	The Group voluntarily changed its disclosure policy for exploration and evaluation assets to be disclosed separately as Exploration and evaluation assets rather than as part of Property, plant and equipment (refer to note 4(b)(i)). The new disclosure policy was adopted from December 10, 2020 and has been applied retrospectively.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

17	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2019	4,411	5,821	17,357	649	2,150	–	30,388
Initial recognition of right of use assets	146	–	–	–	–	–	146
Depreciation for the year	1,005	504	2,693	99	133	–	4,434
Disposals	(149)	–	–	–	(16)	–	(165)
Foreign exchange movement	–	–	–	5	6	–	11
Balance at December 31, 2019	5,413	6,325	20,050	753	2,273	–	34,814

Balance at January 1, 2020	5,413	6,325	20,050	753	2,273	–	34,814
Depreciation for the year	1,030	648	2,691	102	157	–	4,628
Accumulated depreciation for derecognised plant and equipment	–	–	(56)	–	–	–	(56)
Foreign exchange movement	3	–	–	(6)	–	–	(3)
Balance at December 31, 2020	6,446	6,973	22,685	849	2,430	–	39,383

Carrying amounts
At January 1, 2019	5,928	68,688	15,318	274	252	–	90,460
At December 31, 2019	5,420	84,217	16,345	265	265	–	106,512
At December 31, 2020	5,311	101,866	17,959	386	565	392	126,479

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

17	Property, plant and equipment (continued)

Economic recovery

Items of property, plant and equipment are depreciated over the LoMP, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2018. The pay limit has ranged from 2.10 g/t in 2019 to 2.10 g/t in 2020 while the recovered grade has ranged from 3.26 g/t to 3.38 g/t over the period. All-in-sustaining-cost# has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

#	All-in sustaining cost (“AISC”) per ounce is calculated as the on-mine cost per ounce to produce gold (which includes production costs before intercompany eliminations and exploration costs) plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP less silver by-product revenue and the export credit incentive.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

18	Exploration and evaluation assets

	Glen Hume	Connemara North	GG	Eagle Vulture, Mascot & Penzance	Sabiwa	Total

Balance at January 1, 2019	–	–	3,347	3,344	276	6,967
- Consumables and drilling	–	–	6	(3)	–	3
- Contractor	–	–	36	57	–	93
- Labour	–	–	32	8	–	40
- Power	–	–	20	10	6	36
Balance at December 31, 2019	–	–	3,441	3,416	282	7,139

Balance at January 1, 2020	–	–	3,441	3,416	282	7,139
- Option payments	2,500	300	–	–	–	2,800
- Consumables and drilling	161	–	28	–	–	189
- Labour	–	–	35	11	–	46
- Power	–	–	19	3	2	24
Reallocate to assets held for sale (note 21.1) ~	–	–	–	(500)	–	(500)
Impairment ~	–	–	–	(2,930)	–	(2,930)
Balance at December 31, 2020	2,661	300	3,523	–	284	6,768

*	The Group voluntarily changed its disclosure policy for exploration and evaluation assets to be disclosed separately as Exploration and evaluation assets rather than as part of Property, plant and equipment (refer to note 4(b)(i)). The new disclosure policy was adopted from December 10, 2020 and has been applied retrospectively.
~	Management determined the fair value of Eagle Vulture, Mascot and Penzance as the future sale price as agreed by independent parties in the sale contract that amounted to $500. The carrying amount of Eagle Vulture, Mascot and Penzance before the impairment was $3,430 and the write down resulted in an impairment expense of $2,930. The $500 carrying value was reallocated to Assets held for sale in December, 2020.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

18	Exploration and evaluation assets (continued)

(a)	Glen Hume

On November 19, 2020 the Company concluded an option agreement (“Glen Hume option”) with the representatives of Glen Hume, whereby they granted the Company an option for the right to carry out legal due diligence and conduct drilling and/or other exploratory work over a period of 15 months from the conclusion date to understand the resource body of the Glen Hume property, situated in Gweru, Zimbabwe.

On November 24, 2020 a price of $2.5 million was paid for the Glen Hume option. The Company aims to spend approximately $1 million over the option period to understand the gold deposit.

Should the Company exercise the option, an exercise price of $2.5 million will be payable to obtain the mining claims and the Glen Hume representatives will also obtain a 1% net smelter royalty (“NSR”) on the future production of the Glen Hume project. The NSR can subsequently be bought out at the Company's discretion for a lump sum payment of $15 million within the first five years following the acquisition by the Company of the claims, or $10 million until the tenth anniversary of operation or $5 million thereafter.

(b)	Connemara North

On December 16, 2020 the Company concluded an option agreement (“Connemara North option”) with the representatives of Connemara North to purchase the claims over the Connemara North mining properties situated in Gweru, Zimbabwe. The exercise of the option will be exercisable at the discretion of the Company.

An amount of $300 is payable for the Connemara North option and remained outstanding at the date of approval of the consolidated financial statements. The outstanding amount was accounted for as Trade and other payables (Refer note 31).

The Connemara North option gives the Company the right to carry out legal due diligence and conduct drilling and/or other exploratory work over a period of 18 months from the conclusion date to understand the resource body.

If the Company elects to exercise the option, $600 becomes payable to the Connemara representatives within 7 days of the submission of the transfer documents to the Ministry of Mines and a further $4.4 million within 7 days from confirmation of transfer of ownership by the Ministry of Mines. The first payment of $600 will remain refundable subject to the Ministry of Mines approval. After the purchase, the Connemara representatives will retain a 1% NSR payable quarterly in arrears on the net sale proceeds from the Connemara gold deposits.

19	Inventories

	2020	2019	January 1, 2019

Consumable stores	15,632	10,716	9,210
Gold in progress	1,166	376	217
	16,798	11,092	9,427

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

20	Cash and cash equivalents

	2020	2019	January 1, 2019

Bank balances	19,092	9,383	11,187
Cash and cash equivalents in the statement of financial position	19,092	9,383	11,187
Bank overdrafts used for cash management purposes	–	(490)	–
Net cash and cash equivalents at year end	19,092	8,893	11,187

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 33.

	Denomination RTGS$	Interest rate
Overdraft facilities
Stanbic Bank	15,000,000	55%
First Capital Bank	10,000,000	55%

21	Assets held for sale

	Note	2020	2019	January 1, 2019
Non-current assets held for sale
Eagle Vulture, Mascot & Penzance	21.1	500	–	–
Sale of subsidiary	21.2	–	–	296

21.1	Eagle Vulture, Mascot and Penzance

Farvic Consolidated Mines (Pvt) Ltd (“Farvic”) requested permission from the Company to perform drilling on the Eagle Vulture, Mascot and Penzance orebodies to obtain an understanding of the technical feasibility and commercial viability of Eagle Vulture, Mascot and Penzance in 2019. Farvic later expressed their interest in buying Eagle Vulture, Mascot and Penzance in late 2020. Management evaluated the proposition and a price was determined in November of 2020. On February 24, 2021 Farvic and the Group concluded the sale contract at $500 and Blanket relinquished all rights to the properties.

The assets were available for sale in their condition in December 2020 and therefore met the criteria to be classified as held for sale.

Management determined the fair value as $500 at December 31, 2020, as this was the lower of the fair value less cost to sell and the carrying amount. The carrying amount of Eagle Vulture, Mascot and Penzance, before impairment, at December 31, 2020 was $3,430 and it was classified as an Exploration and evaluation asset. The write down resulted in an impairment expense of $2,930.

21.2	Sale of subsidiary

On May 31, 2018 the Group entered into an amended share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares and claims of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary previously consolidated as part of the Group, that has been on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3,000 which would be settled by three payments of $1,000 payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all suspensive conditions for the sale were met and the Group transferred the registered and beneficial ownership of Eersteling to SH Minerals. During 2020 $900 (2019: $1,000) was received as payment towards the purchase price. A further $340 was received in February 2021. Management believes that the remainder of the deferred consideration is recoverable.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

21	Assets held for Sale (continued)

21.2	Sale of subsidiary (continued)

Details of the disposal are as follows:

2019

Carrying amounts of net assets over which control was lost:
Non-current assets
Property, plant and equipment	227

Current assets
Trade and other receivables	84
Total assets	311

Non-current liabilities
Rehabilitation provision	650

Current liabilities
Trade and other payables	8
Total liabilities	658

Consideration receivable:
Cash received	1,000
Deferred consideration (at January 31, 2019)	1,953
Total consideration	2,953

Profit on sale of subsidiary:
Net liabilities derecognised	347
Cumulative exchange differences in respect of the net liabilities of the subsidiary reclassified from equity on loss of control of subsidiary	2,109
Fair value consideration receivable (at January 31, 2019)	2,953
Profit on sale of subsidiary	5,409

22	Trade and other receivables

	2020	2019	January 1, 2019

Bullion sales receivable	1,311	2,987	2,695
VAT receivables	2,278	1,765	2,743
Deferred consideration on the disposal of subsidiary	1,100	1,991	–
Deposits for stores and equipment and other receivables	273	169	954
	4,962	6,912	6,392

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

22	Trade and other receivables (continued)

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables are disclosed in notes 7 and 33. The net carrying value of trade receivables was considered a reasonable approximation of fair value and are short-term in nature. No provision for expected credit losses were recognised as all scheduled payments were received as expected up to the date of approval of these financial statements and non-payment of Trade and other receivables were not foreseen. The Bullion sales receivable and part of the VAT receivable were received after year-end.

23	Derivative financial assets

	2020	2019	January 1, 2019

Derivatives not designated as hedging instruments:
Gold exchange-traded fund ("Gold ETF")	1,184	–	–
Gold Hedge	–	102	–
	1,184	102	–

Gold ETF

In April 2020 the South African subsidiary, Caledonia Mining South Africa Proprietary Limited, purchased a Gold ETF through Standard Bank Limited at a cost of $1,058. The Gold ETF is denominated in South African Rand and the instrument is utilised to invest excess short-term Rands on hand at the South African subsidiary. The Gold ETF’s value tracks the US spot gold price and was entered into to offset fluctuations in the South African Rand against the US Dollar. The total expense, representing the change in the Rand tracked USD spot gold price, amounted to $164 (2019: $Nil) for the twelve months ended December 31, 2020. Foreign currency translation gains, due to the fluctuations in the Rand against the US Dollar on the translation of the foreign subsidiary, amounted to $290 (2019: $Nil).

Gold Hedge

The Company entered into a hedge in November 2019 at a cost of $379. The hedge was in the form of put options in respect of 4,600 ounces of gold for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At December 31, 2020 the mark-to-market valuation, that represents the fair value of the hedge, amounted to $Nil (2019: $102, 2018: $Nil). The put options were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The hedge expired on June 30, 2020.

Fair value losses on derivative assets	2020	2019	2018

Gold ETF	164	–	–
Gold hedge	102	601	360
	266	601	360

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

24	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount

January 1, 2019	10,603,153	55,102
Shares issued - share-based payment - employees	159,888	963
December 31, 2019	10,763,041	56,065
Shares issued:
- share-based payment - employees (note 30.1(a))	25,553	216
- options exercised	5,000	30
- equity raise*	597,963	12,538
- Blanket shares purchased from Fremiro (note 6)	727,266	5,847
December 31, 2020	12,118,823	74,696
*	The Company raised equity for the construction of the solar plant by way of an At The Market (“ATM”) equity offer on the NYSE American. Gross proceeds of $13,000 were raised pursuant to the ATM sales agreement with Cantor Fitzgerald & Co. at a transaction cost of $462.

25	Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans (refer to note 30) and equity instruments issued to Blanket’s indigenous shareholders under Blanket Mine’s Indigenisation Transaction (refer note 6).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 to be able to commence dividend payments.

Reserves

	2020	2019	January 1, 2019

Foreign currency translation reserve	(8,794)	(8,621)	(6,561)
Equity-settled share-based payment reserve	14,513	16,760	16,760
Contributed surplus	132,591	132,591	132,591
Total	138,310	140,730	142,790

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

26	Earnings per share

Weighted average number of shares – Basic earnings per share
(in number of shares)	2020	2019	2018

Issued shares at the beginning of year (note 24)	10,763,041	10,603,153	10,603,153
Issued shares post consolidation	10,763,041	10,603,153	10,603,153
Weighted average shares issued	940,489	138,736	-
Weighted average number of shares at December 31	11,703,530	10,741,889	10,603,153

Weighted average number of shares - Diluted earnings per share
(in number of shares)	2020	2019	2018

Weighted average at December 31	11,703,530	10,603,851	10,603,153
Effect of dilutive options	13,173	143,267	698
Weighted average number of shares (diluted) at December 31	11,716,703	10,747,118	10,603,851

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 14,827 (2019: 32,771, 2018: 37,302) were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to Nil (2019: 18,000, 2018: 18,000) options.

The calculation of total basic and diluted earnings per share for the year ended December 31, 2020 was based on the adjusted profit attributable to shareholders as follows:

	2020	2019	2018

Profit for the year attributable to owners of the Company (basic and diluted)	20,780	42,018	10,766
Blanket Mine Employee Trust Adjustment	(485)	(986)	(280)
Profit attributable to ordinary shareholders (basic and diluted)	20,295	41,032	10,486
Basic earnings per share - $	1.73	3.82	0.99
Diluted earnings per share - $	1.73	3.81	0.99

Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.

Diluted earnings are calculated on the basis that the unpaid ownership interests of Blanket Mine’s indigenous shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to the indigenous shareholders and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value, is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any. The interest of the NIEEF and Fremiro shareholdings were anti-dilutive in the current and prior year (i.e., the value of the options was less than the outstanding loan balance). Accordingly, there was no adjustment to fully diluted earnings attributable to shareholders.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

27	Non-controlling interests

Blanket Mine recognise NCI at an effective share of 13.2% (2019: 16.2%, 2018: 16.2%)

	2020	2019	2018

Current assets	24,864	21,386	19,107
Non-current assets	133,908	115,610	98,700
Current liabilities	7,339	(8,630)	(13,200)
Non-current liabilities	(8,065)	(9,085)	(33,043)
Net assets of Blanket Mine (100%)	158,046	119,281	71,564

Carrying amount of NCI (2020: 13.2%, 2019: 16.2%, 2018: 16.2%)	16,524	16,302	8,345

Revenue	100,002	75,826	68,399
Profit after tax	33,361	51,746	18,456
Total comprehensive income of Blanket Mine (100%)	33,361	51,746	18,456

Profit allocated to NCI (2020: 13.2%, 2019: 16.2%, 2018: 16.2%)	4,477	8,383	2,990
Dividend allocated to NCI (2020: 13.2%, 2019: 16.2%, 2018: 16.2%)	(655)	(426)	(589)

28	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. Regarding Blanket Mine the costs of site restoration are discounted based on the estimated life of mine. Site restoration costs at Blanket Mine are capitalised to mineral properties depreciated at initial recognition and amortised systematically over the estimated life of the mine for costs relating to the decommissioning of property, plant and equipment.

Reconciliation of site restoration provision	2020	2019

Balance January 1	3,346	3,309
Unwinding of discount	2	20
Change in estimate - adjustment capitalised in Property, plant and equipment	219	17
Balance December 31	3,567	3,346

The discount rates currently applied in calculating the net present value of the Blanket Mine provision is 1.45% (2019: 2.31%, January 1, 2019: 2.95%), based on a risk-free rate and cash flows estimated at an average 2.05% inflation (2019: 2.27%, January 1, 2019: 2.13%). The gross rehabilitation costs, before discounting, amounted to $3,389 (2019: $3,364, January 1, 2019: $3,604) for Blanket Mine as at December 31, 2020.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

29	Loans and borrowings

	2020	2019	2018

Balance at January 1	2,471	5,960	1,486
Cash flows
Repayment
- Capital	(574)	-	(1,500)
- Finance cost	(388)	(130)	(58)
Proceeds	-	2,340	6,000
Transaction cost	-	(46)	(60)
Unrealised foreign exchange	(1,487)	(5,818)	-

Non-cash flow
Finance cost	386	165	92
Balance at December 31	408	2,471	5,960

Long-term portion of loan facility	-	1,942	5,960
Short-term portion of loan facility	408	529	-

Finance cost are accounted for in note 15 on the effective interest rate method.

Terms and repayment schedule

The terms and conditions of outstanding loans are as follows on December 31:

				2020		2019
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying value	Face value	Carrying value

Unsecured bank loan - Stanbic	RTGS$	50%	2021	87	87	384	384
Unsecured bank loan - First Capital	RTGS$	55%	2021	321	321	2,087	2,087
Total				408	408	2,471	2,471

The Stanbic loan is repayable as a single bullet payment in December 2021. The First Capital loan is repayable by way of 4 quarterly installments and commenced in December 2020.

30	Share-based payments

30.1	Cash-settled share-based payments

The Group has expensed the following cash-settled share-based expense arrangements for the twelve months ended December 31:

	Note		2020	2019	2018

Restricted Share Units and Performance Units	30.1	(a)	1,299	616	218
Caledonia Mining South Africa employee incentive scheme	30.1	(b)	114	73	97
			1,413	689	315

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

30	Share-based payments (continued)

30.1	Cash-settled share-based payments (continued)

(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service condition of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and a performance period of three years. The number of PUs that vest will be the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2019: 93%-100%, 2018: 85%) average performance multiplier was used in calculating the estimated liability. The liability as at December 31, 2020 amounted to $2,240 (2019: $524, January 1, 2019: $2,043). Included in the liability as at December 31, 2020 is an amount of $634 (2019: $107, 2018: $43) that was expensed and classified as production costs; refer to note 9. During the year PUs and RSUs to the value of $216 vested and were issued as share capital.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

30	Share-based payments (continued)

30.1	Cash-settled share-based payments (continued)

(a)	Restricted Share Units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	December 31,		December 31,
	2020		2019
	RSUs	PUs	RSUs	PUs
Fair value (USD)	$15.88	$15.51	$8.46	$8.19
Share price (USD)	$15.88	$15.88	$8.46	$8.46
Performance multiplier percentage	–	93-100%	–	93-100%

Share units granted:
	RSUs	PUs	RSUs	PUs

Grant – January 11, 2016	–	–	60,645	242,579
Grant- March 23, 2016	–	–	10,965	43,871
Grant – June 8, 2016	–	–	5,117	20,470
Grant - January 19, 2017	4,443	17,774	4,443	17,774
Grant - January 11, 2019	–	95,740	–	95,740
Grant - March 23, 2019	–	28,287	–	28,287
Grant - June 8, 2019	–	14,672	–	14,672
Grant - January 11, 2020	17,585	114,668	–	–
Grant - March 31, 2020	–	1,971	–	–
Grant - June 1, 2020	–	1,740	–	–
Grant - September 9, 2020	–	1,611	–	–
Grant - September 14, 2020	–	20,686	–	–
Grant - October 5, 2020	–	514	–	–
RSU dividends reinvested	995	–	11,316	–
Settlements/ terminations	(5,052)	(17,774)	(87,434)	(306,920)
Total awards	17,971	279,889	5,052	156,473

On January 11, 2021, 78,883 PUs were granted to certain employees within the Group.

(b)	Caledonia Mining South Africa employee incentive scheme

From 2017 Caledonia Mining South Africa Proprietary Limited granted 52,282 awards to its employees that entitle them to a cash pay-out at the Company’s share price on November 30 of each year over a 3-year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £12.05 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $30 (December 31, 2019: $16, January 1, 2019: $47) and the expense amounted to $114 (2019: $73, 2018: $97) for the twelve months ended December 31, 2020. The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability for the year ended December 31, 2020.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

30	Share-based payments (continued)

30.1	Cash-settled share-based payments (continued)

(b)	Caledonia Mining South Africa employee incentive scheme (continued)

During September 2020 it was communicated to employees of Caledonia Mining South Africa Proprietary Limited that because going forwards they would receive awards of PUs under the Plan, a discretionary 10% cash bonus scheme would gradually replace the current cash-settled share-based scheme and no more awards would be made under that scheme. To the extent their cash-settled share-based payments fall shot of the cash bonus, they would receive an amount to make up the shortfall. The shortfall between 10% of the cash bonus and the cash-settled share-based payments, where applicable, was accounted for as employee costs (note 14) and included in Trade and other payables (note 31).

	2020	2019
	Awards
Grant – July 2017 (3-year term)	–	37,330
Grant – August 2018 (3-year term)	5,918	5,918
Grant - August 2019 (3-year term)	9,034	9,034
Awards paid out/ expired	(11,941)	(44,985)
Total awards outstanding	3,011	7,297

Estimated awards expected to vest	100%	100%

30.2	Equity-settled share-based payments

The Group has expensed the following equity-settled share-based payment arrangements for the years ended December 31:

	Note		2020	2019	2018

Share option programmes	30.2	(a)	–	–	14
			–	–	14

(a)	Share option programs

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

Terms and conditions of share option programs

The maximum term of the options under the OEICP is ten years. Equity-settled share-based payments under the OEICP will be settled by physical delivery of shares. Under the OEICP the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company. At December 31, 2020, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	Canadian $
18,000	11.50	Oct 13, 2021
10,000	9.30	Aug 25, 2024
28,000

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

30	Share-based payments (continued)

30.2	Equity-settled share-based payments (continued)

(a)	Share option programs (continued)

The continuity of the options granted, exercised, cancelled and expired under the Plan were as follows:

	Number of Options	Weighted Avg. Exercise Price
		Canadian $
Options outstanding and excercisable at January 1, 2019	38,000	9.48
Granted	-	-
Exercised	-	-
Options outstanding and excercisable at December 31, 2019	38,000	9.48
Granted	-	-
Exercised	(5,000)	8.10
Expired	(5,000)	4.00
Options outstanding and excercisable at December 31, 2020	28,000	10.71

The weighted average remaining contractual life of the outstanding options is 1.81 years (2019: 2.14 years, 2018: 3.14 years).

Inputs for measurement of grant date fair values

The fair value of share-based payments noted above was estimated using the Black-Scholes Option Pricing Model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. The following assumptions were used in determining the fair value of the options:

Options Granted	10,000
Grant date	February 27, 2018
Risk-free interest rate	2.86%
Expected stock price volatility (based on historical volatility)	32%
Expected option life in years	3
Exercise price	CAD 9.30
Share price at grant date	CAD 9.30
Fair value at grant date	$1.40

The exercise price was determined as the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience. The share-based payment expense relating to the grants amounted to $Nil (2019: $Nil; 2018: $14).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

31	Trade and other payables

	2020	2019	January 1, 2019

Trade payables and accruals	1,897	2,825	2,510
Electricity accrual	735	626	4,054
Audit fee	273	370	239
Shareholders for dividend (Non-controlling interest)	208	364	215
Other payables	1,209	582	475
Connemara North - exploration option	300	–	–
Financial liabilities	4,622	4,767	7,493

Production and management bonus accrual - Blanket Mine	467	1,092	–
Other employee benefits	794	546	669
Leave pay	2,098	1,943	1,889
Accruals	683	–	–
Non-financial liabilities	4,042	3,581	2,558
Total	8,664	8,348	10,051

The Group's exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in notes 7 and 33.

The Group voluntarily changed the disclosure policy for lease liabilities to be disclosed separately rather than under Trade and other payables (refer to note 4(b)(ii)). The new disclosure policy was adopted from December, 2020 and has been applied retrospectively.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

32	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2020	2019	2018

Operating profit	40,735	60,889	21,421
Adjustments for:
Impairment of property, plant and equipment	–	144	208
Impairment of exploration and evaluation assets	2,930	–	–
Profit on sale of subsidiary	–	(5,409)	–
Unrealised foreign exchange gains (note 11)	(8,367)	(31,307)	(243)
Cash-settled share-based expense (note 30.1)	1,413	689	228
Cash-settled share-based expense included in production costs (note 9)	634	107	43
Settlement of cash-settled share-based expense	(1)	(1,384)	–
Equity-settled share-based expense	–	–	14
Site restoration	–	–	30
Depreciation	4,628	4,434	4,071
Allowance for obsolete inventory	–	–	15
Fair value loss/ (gain) on derivative assets (note 23)	266	(102)	–
Disposal of property, plant and equipment	–	63	–
Derecognition of property, plant and equipment	182	–	–
Net cash used for assets and liabilities held for sale	–	–	(2)
Cash generated by operations before working capital changes	42,420	28,124	25,785
Inventories	(5,707)	(1,655)	(277)
Prepayments	816	(2,099)	(62)
Trade and other receivables	539	393	(1,916)
Trade and other payables	(101)	(878)	(2,411)
Cash generated by operations	37,967	23,885	21,119

33	Financial Instruments

(a)	Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2020	2019	January 1, 2019

Zimbabwe	1,581	3,123	3,639
Jersey, Channel Islands	1,100	2,003	–
Other regions	3	20	10
	2,684	5,146	3,649

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments (continued)

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including contractual interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities

December 31, 2020	Carrying amount	12 months or less	1-3 Years

Trade and other payables	4,622	4,622	-
Term loan facility	408	408	-
	5,030	5,030	-

December 31, 2019	Carrying amount	12 months or less	1-3 Years

Trade and other payables	5,116	5,116	-
Term loan facility	2,471	-	2,471
	7,587	5,116	2,471

January 1, 2019	Carrying amount	12 months or less	1-3 Years

Trade and other payables	7,493	7,493	-
Term loan facility	5,960	-	5,960
	13,453	7,493	5,960

(c)	Currency risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currency that it transacts in and the functional currency. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in US Dollar in the Group’s consolidated financial statements.

The fluctuation of the US Dollar in relation to other currencies that entities within the Group may transact in will consequently have an effect upon the profitability of the Group and may also effect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group invested in a Gold ETF to avoid fluctuations in South African Rands. Further, the Group aims to maintain cash and cash equivalents in US Dollar to avoid foreign exchange exposure and to meet short-term liquidity requirements.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments (continued)

(c)	Currency risk (continued)

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

	2020		2019		January 1, 2019
	$'000		$'000		$'000
	Functional currency		Functional currency		Functional currency
	ZAR	$	ZAR	$	ZAR	$

Cash and cash equivalents	59	1,959	57	4,176	57	8,147
Trade and other receivables	-	249	-	1,735	-	126
Trade and other payables	-	(174)	-	(179)	-	(345)
Term loan	-	408	-	(2,471)	-	(5,960)
Overdraft	-	-	-	(490)	-	-
	59	2,442	57	2,771	57	1,968

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss and equity for the Group:

	2020		2019		January 1, 2019
	$'000		$'000		$'000
	Functional currency		Functional currency		Functional currency
	ZAR	$	ZAR	$	ZAR	$

Cash and cash equivalents	3	103	3	199	3	388
Trade and other receivables	-	12	-	82	-	6
Trade and other payables	-	(8)	-	9	-	(16)
Term loan	-	19	-	(117)	-	(283)
Overdraft	-	-	-	(23)	-	-
	3	126	3	150	3	95

(d)	Interest rate risk

The Group's interest rate risk arises from Loans and borrowings, overdraft facility and cash held. The Loans and borrowings, overdraft facility and cash held have variable interest rates. Variable rates expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2020	2019	January 1, 2019

Cash and cash equivalents	19,092	9,383	11,187
Term loan	(408)	(2,471)	(5,960)
Overdraft	–	(490)	–

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments (continued)

(d)	Interest rate risk (continued)

Interest rate risk arising from borrowings is offset by interest from available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis - Cash and cash equivalents	2020	2019	January 1, 2019

Increase by 100 basis points	191	94	111
Decrease by 100 basis points	(191)	(94)	(111)

Sensitivity analysis - Term loan

Increase by 100 basis points	4	(25)	(60)
Decrease by 100 basis points	(4)	25	60

Sensitivity analysis - Overdraft

Increase by 100 basis points	-	(5)	-
Decrease by 100 basis points	-	5	-

34	Dividends

	2020	2019	2018

Dividends declared to owners of the Company (excluding NCI)	3,887	2,969	2,908

Quarterly dividend per share history:

Declaration date	cents per share
January 10, 2019	6.875
April 11, 2019	6.875
July 11, 2019	6.875
October 10, 2019	6.875
January 16, 2020	7.5
May 14, 2020	7.5
July 16, 2020	8.5
October 15, 2020	10.0

35	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

36	Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain executives, are considered key management.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation. If this was triggered as at December 31, 2020 the severance payment would have amounted to $8,338 (2019: $6,259, 2018: $6,567). A change in control would constitute:

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

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2020	2019	2018

Key management salaries and bonuses	2,915	2,362	2,476
Cash-settled share-based expense*	1,280	723	261
	4,195	3,085	2,737

Employees, officers, directors, consultants and other service providers also participate in the OEICP (see note 30.1(a)). Group entities are set out in note 37.

Refer to note 6 and note 27 for transactions with Non-controlling interests. Refer to note 38 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

* Amount inclusive of $295 (2019: $107, 2018: $43) classified as production costs.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

37	Group entities

	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
			2020	2019	2020	2019
Caledonia Holdings Zimbabwe (Private) Limited	$	Zimbabwe	100	100	-	-
Caledonia Mining Services (Private) Limited	$	Zimbabwe	100	100	-	-
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	612	1,750
Greenstone Management Services Holdings Limited	$	United Kingdom	100	100	20,818	14,902
Blanket Mine (1983) (Private) Limited (2)	$	Zimbabwe	64	49	(3,980)	(400)
Blanket Employee Trust Services (Private) Limited (BETS) (1)	$	Zimbabwe	-	-	-	-

(1) BETS and the Community Trust are consolidated as structured entities.

(2) Refer to note 6 for the effective shareholding. NCI has a 13.2% (2019: 16.2%, 2018: 16.2%) interest in cash flows of Blanket only.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

38	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries and Caledonia Mining Services (Private) Limited. The South African geographical segment comprises a gold mine that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments

For the twelve months ended December 31, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	100,002	–	–	–	100,002
Inter-segmental revenue	–	23,214	(23,214)	–	–
Royalty	(5,007)	–	–	–	(5,007)
Production costs	(44,032)	(20,318)	20,639	–	(43,711)
Depreciation	(4,920)	(91)	424	(41)	(4,628)
Other income	4,751	14	–	–	4,765
Other expenses	(5,180)	(114)	–	(21)	(5,315)
Administrative expenses	(156)	(2,237)	10	(5,614)	(7,997)
Management fee	(2,492)	2,492	–	–	–
Cash-settled share-based expense	–	(114)	634	(1,933)	(1,413)
Net foreign exchange gain (loss)	4,618	132	(272)	(173)	4,305
Fair value loss on derivative assets	–	(164)	–	(102)	(266)
Net finance cost	(352)	47	–	–	(305)
Dividends (paid) received	(2,198)	(1,355)	–	3,553	–
Profit before tax	45,034	1,506	(1,779)	(4,331)	40,430
Tax expense	(14,446)	(854)	380	(253)	(15,173)
Profit after tax	30,588	652	(1,399)	(4,584)	25,257

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

38	Operating Segments (continued)

As at December 31, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	27,070	5,320	(194)	12,390	44,586
Non-Current (excluding intercompany)	133,568	716	(4,237)	3,287	133,334
Expenditure on property, plant and equipment (note 17)	26,391	151	(1,887)	123	24,778
Expenditure on evaluation and exploration assets (note 18)	98	–	–	2,961	3,059
Intercompany balances	17,482	6,752	(69,144)	44,910	–

Geographic segment liabilities:
Current (excluding intercompany)	(6,831)	(1,797)	–	(1,336)	(9,964)
Non-current (excluding intercompany)	(8,065)	–	264	(2,112)	(9,913)
Intercompany balances	–	(34,020)	69,144	(35,124)	–

For the twelve months ended December 31, 2019	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	75,826	–	–	–	75,826
Inter-segmental revenue	–	15,973	(15,194)	(779)	–
Royalty	(3,854)	–	–	–	(3,854)
Production costs	(36,278)	(13,740)	13,618	–	(36,400)
Depreciation	(4,645)	(90)	350	(49)	(4,434)
Other income	2,016	258	–	–	2,274
Other expenses	(498)	(168)	–	–	(666)
Administrative expenses	(126)	(1,736)	–	(3,775)	(5,637)
Management fee	(2,798)	2,798	–	–	–
Cash-settled share-based expense	(234)	(166)	–	(289)	(689)
Net foreign exchange gain	29,634	9	–	18	29,661
Profit with sale of subsidiary	–	–	–	5,409	5,409
Fair value loss on derivative assets	–	–	–	(601)	(601)
Net finance cost	(299)	57	–	44	(198)
Dividends received	–	–	–	–	–
Profit before tax	58,744	3,195	(1,226)	(22)	60,691
Tax expense	(9,529)	(825)	192	(128)	(10,290)
Profit after tax	49,215	2,370	(1,034)	(150)	50,401

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

38	Operating Segments (continued)

As at December 31, 2019	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	21,608	3,383	(139)	4,987	29,839
Non-Current (excluding intercompany)	115,611	315	(2,456)	244	113,714
Expenditure on property, plant and equipment (note 17)	21,293	47	(1,165)	248	20,423
Expenditure on evaluation and exploration assets (note 18)	172	–	–	–	172
Intercompany balances	–	8,869	(52,783)	43,914	–

Geographic segment liabilities:
Current (excluding intercompany)	(7,177)	(1,546)	–	(1,156)	(9,879)
Non-current (excluding intercompany)	(9,085)	(17)	140	5	(8,957)
Intercompany balances	(2,441)	(32,558)	52,783	(17,784)	–

Major customer

Revenues from Fidelity amounted to $100,002 (2019: $75,826, 2018: $68,399) for the twelve months ended December 31, 2020.

39	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2020 was $796 (2019: $506, 2018: $619).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(in thousands of United States Dollars, unless indicated otherwise

40	COVID-19

Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could influence management’s going concern assumption. Management cannot accurately predict the future impact that COVID-19 may have on:

•	global gold prices;
•	demand for gold and the ability to refine and sell gold produced;
•	the severity and the length of potential measures taken by governments to manage the spread of the disease, and their effect on labour availability and supply lines;
•	availability of government supplies, such as water and electricity;
•	local currency purchasing power; or
•	ability to obtain funding.

With regular lockdowns implemented by the Government of Zimbabwe and the Government of South Africa the Group’s supply chain has continued to function at a level that is adequate to augment the Group’s inventories, which management believes are sufficient to maintain normal production without interruption and accordingly the current situation bears no impact on management’s going concern assumption.

Further management had to incur additional costs to ensure the wellbeing of its employees and made donations to stakeholders in Zimbabwe to assist in curbing the effects of COVID-19. The cost related to these expenditures are disclosed in notes 9 and 13.

Work on the Central Shaft project from April 2020 was delayed by restrictions on the movement of specialised personnel and the transport of equipment due to the COVID-19 pandemic. The Central Shaft is now expected to be commissioned in the first quarter of 2021 instead of the fourth quarter of 2020. The delay in commissioning has affected target production for 2021 which has been reduced from approximately 75,000 ounces to a range of 61,000 to 67,000 ounces. There is no change to the target production rate of 80,000 ounces in from 2022 onwards.

At the date of the authorisation of the financial statements management is of the opinion that the effects of COVID-19 has been considered in making significant judgements and estimates, valuations and evaluating our going concern principle.

41	Subsequent events

There were no significant subsequent events between December 31, 2020 and the date of issue of these financial statements other than described in the preceding notes to the consolidated financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date      March 29, 2021

CALEDONIA MINING CORPORATION PLC

By:	/s/ Mark Learmonth
Mark Learmonth
Chief Financial Officer

