Form 20-F
period 2021-12-31
Caledonia Mining Corp Plc
filed 2022-05-17
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 193
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

12,756,606 (“Common shares” or “shares”)

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes          ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes          ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, and/or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐

International Financial Reporting Standards as issued by the International Accounting Standards	☒

Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes          ☒ No

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F ("Annual Report") and the exhibits attached hereto contain "forward-looking information" and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, the Company’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this Annual Report include: our reserve calculations with underlying assumptions, production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates, Caledonia Mining Corporation Plc and subsidiaries (“Caledonia” or “Company” or “Group”) plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors.

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

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future. During 2020 Caledonia completed the first sale of equity securities under the Securities Act and may no longer qualify as an emerging growth company in 2026. Refer to note 25 in the Consolidated Financial Statements for detail on the sale of this equity and subsequent sales of equity securities.

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

CURRENCY

Unless otherwise indicated, all references to “$”, “US dollars”. “USD”, or "US$" are to United States of America dollars.

FOREIGN PRIVATE ISSUER FILINGS

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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

A. [Reserved]

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

Our shares may not continue to be listed on the NYSE American LLC (“NYSE American”)

Failure to meet the applicable maintenance requirements of the NYSE American could result in our shares being delisted from the NYSE American. If we are delisted from the NYSE American, our shares may be eligible for trading on an over-the-counter market in the United States.  In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our shares, it may be extremely difficult or impossible for shareholders to sell their shares in the United States.  Moreover, if we are delisted from the NYSE American, but obtain a substitute listing for our shares in the United States, it may be on a market with less liquidity, and therefore potentially more price volatility, than the NYSE American. Shareholders may not be able to sell their shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our shares are delisted from the NYSE American, the price of our shares is likely to decline. In addition, a decline in the price of our shares will impair our ability to obtain financing in the future.

Future sales of our shares into the public market by holders of our options may lower the market price, which may result in losses to our shareholders.

As of May 17, 2022, we had 12,833,126 shares issued and outstanding. In addition, as of May 17, 2022, 10,000 shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders. Awards under the incentive plan made to executives and certain other senior members of management on January 24, 2022, consisting of a target of 130,380 performance units (“PUs”), are only to be settled in shares. The PUs that vest will be subject to a performance multiplier and a maximum amount of 150% of target PUs could vest. Accordingly, providing for such a maximum amount, Caledonia could grant options on a further 1,077,742 shares as at the date of this annual report on the assumption that all other outstanding awards (other than the options mentioned above) are settled in cash at the request of the holders. As of May 17, 2022, our senior officers and directors beneficially owned, as a group, 543,420 shares (4.2% of our issued share capital). Sales of substantial amounts of our shares into the public market, by our officers or directors or pursuant to the exercise of options, or even the perception by the market that such sales may occur, may lower the market price of our shares.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

The economic viability of our revenues, operations and exploration and development projects is, and is expected to be, heavily dependent on the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years. The price of gold is affected by numerous factors beyond our control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes; and inventory carrying costs. The effect of these factors on the price of gold, and therefore the economic viability of our operations, cannot be accurately predicted. Blanket Mine (1983) (Private) Limited ( “Blanket”), the company which owns the Blanket mine (“Blanket Mine”), continues to sell all of its gold production from the Blanket Mine to Fidelity Printers and Refiners Limited (“Fidelity”), as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25% (2.5% from October 1, 2018 to January 11, 2019).

On February 17, 2022, the Company entered into a zero cost contract by way of call options to hedge approximately 25% of 2022 target gold production at Blanket through a cap and collar hedge for 20,000 ounces of gold over a period of 5 months from March 2022 to July 2022. The hedging contract has a cap of $1,940 and a collar of $1,825 over 4,000 ounces of gold per month, expiring at the end of each month over the 5-month period.

On March 9, 2022, in response to a very volatile gold price the Company purchased a matching quantity of call options at: a strike price above the cap at a total cost of $796,000 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price.  The future impact of the hedges are undeterminable at the date of issue of this report and will be quantified in the Condensed Consolidated Interim Financial Statements as at March 31, 2022.  Refer to note 14 and 41.1 of the Consolidated Financial Statements for more detail on the hedging agreements.

Our Business Operations and/or Activities could be impacted by the spread of contagious diseases, such as the Coronavirus.

Our business could be significantly adversely affected by the effects of a widespread global outbreak of contagious diseases, including the recent outbreak of respiratory illness caused by a novel coronavirus (“COVID-19”). We cannot accurately predict the impact that contagious diseases, such as COVID-19, will have on third parties’, including our employees’ ability to fulfil their obligations to the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those countries we rely on to conduct our business operations), resulting in an economic downturn that could negatively impact our operating results.

Our supply chain has continued to function at a level that is adequate to augment our inventories, sufficient to maintain normal production without interruption during times when regular lockdowns were implemented by the Government of Zimbabwe and the Government of South Africa in 2020 and 2021. The supply chain situation bears no impact on management’s going concern assumption.

Further, management had to incur additional costs to ensure the wellbeing of its employees and made donations to stakeholders in Zimbabwe to assist in curbing the effects of COVID-19. Refer to notes 8 and 10 of the Consolidated Financial Statements for the cost related to these expenditures.

In response to these COVID-19 risks, management has maximised the inventory of consumable stock; engaged closely with its customer, Fidelity, regarding access to refiners and the eventual route to market for Blanket’s production; and management regularly reviews its financial status and projections.

Work on the Central Shaft project from April 2020 was delayed by restrictions on the movement of specialised personnel and the transport of equipment due to the COVID-19 pandemic. The Central Shaft was commissioned in the first quarter of 2021 instead of the fourth quarter of 2020. The delay in commissioning reduced targeted production for 2021 from 75,000 ounces to between 65,000 to 67,000. The target production for 2022 is between 73,000 to 80,000 ounces, and 80,000 ounces from 2023 onwards.

Currently there are no concerns over the valuation of our assets as disclosed in the Consolidated Financial Statements and the Company does not foresee any changes in the cost of capital, cash requirements or any covenant defaults in our credit agreements. At the date of the authorisation of this document management is of the opinion that the effects of COVID-19 have been considered in making significant judgements and estimates, valuations and evaluating our going concern principle. However, it must be recognised that the duration and effects of the COVID-19 pandemic are uncertain and can affect our forecasting accuracy. As of the date of this Annual Report, the severity of the effects of COVID-19 appear to be diminishing in the jurisdictions where the Company operates.

We cannot guarantee that there will not be an increase in input costs affecting our results of operations and financial performance.

Mining companies could experience higher costs of steel, reagents, labor, electricity, government levies, fees, royalties and other direct and indirect taxes. Our planned growth at Blanket Mine should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate to some extent the net cash effect of any further cost increases and increase revenue cash flows. However, there can be no assurance that we will be able to control such input costs and any increase in input costs above our expectations may have a negative result on our results of operations and financial performance.

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

The generating capacity at the Kariba hydro generating station fluctuates at times when the water levels are low. In addition, the export of electricity from South Africa to Zimbabwe is also interrupted due to a lack of generating capacity in South Africa and therefore interruptions to the Blanket supply do occur. The combined effect of these are severe electricity shortages that lead to “load-shedding” or low voltage occurrences. As a result of load-shedding and low voltage occurrences, Blanket’s use of diesel for generating electricity increased from approximately 1,903,000 liters for the year in 2020 to 3,311,000 liters in 2021.

Power surges as experienced at Blanket, if not controlled, can cause severe damage to Blanket’s electrical equipment. Blanket has installed its own equipment to regulate the incoming power; however, this equipment was itself damaged by the incoming supply. Power surges are regulated by Autotap transformers that are installed to normalise fluctuations up to 10MVA; current fluctuations vary to 12MVA. In December 2021 Blanket finalised the commissioning of an additional 10 MVA Autotap transformed to the existing 10 MVA Autotap transformer at Shaft No. 4. Blanket suffered failure of two generators during the fourth quarter of 2021. New replacement generators were commissioned during the first quarter of 2022.

Blanket has addressed the issue of interrupted power supply by installing stand-by generators. These generators can supply the whole mine with electricity but is a costly and environmentally unfriendly electricity source that is reliant on fuel imports that may from time to time be in shortage in Zimbabwe.

To mitigate against the current electricity situation, Caledonia has entered into a contract for the construction of a 12MWac solar plant at a cost of approximately $12 million. Total costs to design, construct, evaluate, licence and structure the project are expected to be approximately $14.1 million. Refer to Item 4.B – “Business Overview”, for more detail regarding the proposed solar plant and its financing.

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

The current monetary situation in Zimbabwe can be summarized as follows:

●	There was a shortage of foreign currency in Zimbabwe in 2021 and as of the date of this Annual Report, although Blanket has had satisfactory access to foreign exchange.
●

The local currency (known as “RTGS” or “RTGS$”) rate of annual inflation increased from 5% in September 2018 to approximately 500% by December 2019. The rate of inflation appears to have moderated to an annual rate of 52% for the twelve months ending December 2021. A high rate of RTGS inflation has little effect on Blanket’s operations as employee remuneration is now in US Dollars.

●

Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and RTGS accounts which can only be used for domestic transactions.

●

On February 20, 2019 the Reserve Bank of Zimbabwe (“RBZ”) allowed inter-bank trading between currency held in the RTGS$ system and the FCA system. Prior to this, the RBZ had stipulated that a Dollar in the RTGS system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter-end since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates

(RTGS$: US$1)

February 20, 2019	2.500
March 31, 2019	3.003
June 30, 2019	6.543
September 30, 2019	15.090
December 31, 2019	16.773
March 31, 2020	25.000
June 30, 2020	57.358
September 30, 2020	81.444
December 31, 2020	81.787
March 31, 2021	84.400
June 30, 2021	85.423
September 31, 2021	87.665
December 31, 2021	108.666
March 31, 2022	142.42
May 5, 2022	165.994

●

The interbank trading mechanism addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices, which had an adverse effect on employee morale. Management increased RTGS$-denominated remuneration so that it remained more closely aligned to the US Dollar value using the interbank rate. This alleviated some of the financial distress experienced by Blanket employees. Blanket employees are now paid in US Dollars.

●

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

●

Zimbabwean gold producers, including Blanket, are required to sell their gold to Fidelity. Prior to May 26, 2020, 55% of the sale proceeds were received in FCA and the balance was received in RTGS$. From May 26, 2020 to January 6, 2021 gold producers received 70% of their sale proceeds in FCA and the balance in RTGS$. With effect from January 7, 2021, gold producers receive 60% of their revenues in FCA and the balance in RTGS$. Blanket uses the FCA component to pay for imported goods, services, electricity, dividends and a portion of the wages and salaries at Blanket; the RTGS$ component is used to pay for goods and services procured in Zimbabwe, payroll taxes, and a proportion of Blanket’s income tax. At prevailing gold prices and the current rate of production the 60% FCA allocation is sufficient for Blanket to continue mining operations, to fully implement the investment plan as scheduled and allow Caledonia to remit dividends from Zimbabwe. However, the revised 60% FCA allocation meant that Blanket could potentially build up a balance of RTGS$ for which there would be no commercial use. To avoid this eventuality, Blanket participated in the weekly auction until June 15, 2021 to sell RTGS$ for FCA which provided an adequate mechanism to manage Blanket’s treasury. With effect from April 1, 2021, payments to ZESA are to be made in the ratio of 60% in USD Dollars and 40% in RTGS$. From February 4, 2022 mining royalties are payable in RTGS$ up to a limit of 50% of royalties due.

●

In June 2021 the RBZ announced that companies that are listed on the Victoria Falls Stock Exchange (“VFEX”) will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021 and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. As Blanket intends to increase its production from approximately 58,000 ounces of gold in 2020 to between 73,000 to 80,000 ounces of gold in 2022, and to 80,000 ounces of gold thereafter. The Company’s listing on the VFEX in December 2021 should mean that Blanket will receive approximately 71.5% of its total revenues in US Dollars and the balance in RTGS$.

●

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

On September 23, 2021, Caledonia announced that it had entered into an agreement to purchase the mining claims over the Maligreen project ("Maligreen"), a property situated in the Gweru mining district in the Zimbabwe Midlands, from Pan African Mining (Private) Limited, a privately-owned Zimbabwean company, for a total cash consideration of US$4 million. On November 3, 2021 the transfer of the claims to Caledonia and the payment of the purchase price was completed.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

●	An estimated 60,000 meters of diamond core and percussion drilling
●	3.5 tonnes of bulk metallurgical test work
●	Aeromagnetic and ground geophysical surveys

As at August 31, 2021 the property is estimated to contain a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t. Of the inferred mineral resource 76% (approximately 712,000 ounces) is shallower than 220m indicating the potential for an open pit mining operation. The inferred mineral resource has been estimated using a cut-off grade of 0.4g/t for a potential open pit and 1.5g/t for a potential underground mine (further information on the assumptions used is set out in the news release dated September 23, 2021 and in the technical report dated November 5, 2021 filed on SEDAR (www.sedar.com)).

Initial assessments of the inferred mineral resource indicate by grade tonnage curve that by applying a higher cut-off grade of 1.0g/t, the total estimated inferred mineral resource reduces by 12% to approximately 827,000 ounces at a grade of 2.79g/t, a 48% higher grade. These favourable grade-tonnage dynamics offer a high level of flexibility in the evaluation of a future mining operation.

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed. Caledonia expects to drill an initial 4,800 meters at an estimated cost of US$1.6 million over a period of 18 to 24 months to improve its understanding of the existing resource and assess the potential for a mining operation. Further exploration opportunities exist within the claims area and a subsequent exploration programme is under consideration to explore for continuations of the existing inferred mineral resource at depth to the north-west and the strike extension in the northern part of the property.

The Eagle Vulture, Mascot and Penzance satellite properties were sold in 2021. During the fourth quarter of 2020 the Company entered into option agreements that gave the Company the exclusive right to explore the Glen Hume and Connemara North properties. On conclusion of the drilling programme it was decided not to exercise the option over the Glen Hume property, resulting in an impairment of $3.8 million. After further evaluations, in March 2022 Caledonia decided that the Connemara North property does not meet the Company’s criteria for further investment and accordingly the option to acquire the mining clams will not be exercised. The accumulated expenditure on the Connemara North property of $163,000 will be impaired in the first quarter of 2022.

Refer to notes 19 and 23 of the Consolidated Financial Statements and Item 4.A – “History and Development of the Company” for more detail on the sale of the satellite properties and the newly acquired options and mining claims over exploration properties. There is no assurance that our mineral exploration activities will result in any discoveries of commercial bodies of mineral reserves. The long-term profitability of our operations will, in part, be directly related to the costs and success of our exploration programs, which may be affected by several factors.

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

We are engaged in further development activities at Blanket Mine and its satellite properties and have started our exploration program at Maligreen during November 2021. Estimates for future production, at Blanket Mine, are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations. Construction and development of projects are subject to numerous risks including, but not limited to: obtaining equipment, permits and services; changes in regulations; currency rate changes; labor shortages; fluctuations in metal prices; and the loss of community support.

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

Refer to capital investments under Item 4.A – “History and Development of the Company”, for detail on development activities at Blanket and surrounding areas.

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

The government of Zimbabwe introduced legislation in 2012 requiring companies to facilitate participation in their shareholdings and business enterprises by the indigenous population (typically referred to as indigenization). It is not assured that such interests were paid for at full fair value. As reported, Blanket Mine complied with the requirements of the Indigenization and Economic Empowerment Act in Zimbabwe whereby indigenous shareholders legally owned 51% of Blanket Mine since September 2012 (until 2020 – see below).

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

Depending on our ability to generate income from our operations, we may require further financing for current and future exploration and development. Should our projections for fiscal years 2022 through to 2024 prove incorrect, to finance our working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

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

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where we operate, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price. Our shares are listed in the U.S. on the NYSE American, depositary interests representing our shares are admitted to trading on AIM of the London Stock Exchange (“AIM”), and depositary receipts representing our shares were listed on the VFEX in December 2021 raising gross proceeds of approximately $7.8m (the use of the term “share” in this Annual Report also, where the context requires, extends to a depositary interest or depositary receipt representing a share). The Company voluntarily delisted its shares from the Toronto Stock Exchange (“TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents.

The market price of our shares may be highly volatile and subject to wide fluctuations. In addition, the trading volume of our shares may fluctuate and cause significant price variations to occur. If the market price of our shares declines significantly, you may be unable to resell your shares at or above the purchase price, if at all. We cannot assure you that the market price of our shares will not fluctuate or significantly decline in the future. Factors affecting our share price include but are not limited to:

●	actual or expected fluctuations in our operating results;
●	actual or expected changes in our growth rates or our competitors’ growth rates;
●	changes in the market price of gold;
●	changes in the demand for gold;
●	high extraction costs;
●	accidents;
●	changes in market valuations of similar companies;
●	additions to or departures of our key personnel;
●	actual or anticipated fluctuations in our quarterly operating results or those of our competitors;
●	publication of research reports by securities analysts about us or our competitors in the industry;
●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
●	fluctuations of exchange rates between the USD, GBP, CAD, RTGS$ and ZAR;
●	changes or proposed changes in laws and regulations affecting the gold mining industry;
●	changes in trading volume of our shares on the NYSE American, AIM or VFEX;
●	sales or perceived potential sales of our shares by us, our directors, senior management or our shareholders in the future;
●	short selling or other market manipulation activities;
●	announcement or expectation of additional financing efforts;
●	terrorist acts, acts of war or periods of widespread civil unrest;
●	natural disasters and other calamities;
●	litigation involving us, including: shareholder litigation, investigations or audits by regulators into our operations; or proceedings initiated by our competitors or clients;
●	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
●	the passage of legislation or other regulatory developments affecting us or our industry;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us; and
●	conditions in the U.S., United Kingdom and Zimbabwe financial markets or changes in general economic conditions.

We are dependent on key management employees.

Our success depends (i) on the continued contributions of our directors, executive officers, management and consultants; and (ii) on our ability to attract new personnel whenever we seek to implement our business strategy. The loss of the services of any of these persons could have a materially adverse effect on our business, prospects, results of operations and financial performance. The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. There is no assurance that we will always be able to locate and hire all the personnel that we may require. Where appropriate, we engage with consulting and service companies to undertake some of the work functions.

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

In 2018, a training facility (called the Nyanzvi initiative) was established at Blanket using dedicated facilities and specially trained facilitators. The entire Blanket workforce participated in the programme which resulted in the general improvement in safety in the first two quarters of 2020. The Nyanzvi programme was suspended from late March 2020 due to the need to observe social distancing because of COVID-19 which contributed to the increase in reportable events. The Nyanzvi safety training initiative was resumed in the last quarter of 2021 as COVID-19 restrictions were relaxed; management believes this will help to increase general safety awareness.

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

In response to the COVID-19 pandemic, measures were introduced to safeguard our employees; e.g. protective equipment and guidelines - clothing, sanitizers, stricter safety protocols, etc. One case of COVID-19 was recorded at Blanket during 2020; 232 cases of COVID-19 were detected in 2021 of which there was, regrettably, two deaths of an employee and a dependent. Further cases have been detected at the Company’s offices in Harare, Johannesburg and St Helier. Blanket procured sufficient doses of an approved vaccine for all adult employees and their spouses; as at December 31, 2021, 1,077 of Blanket’s employees and 620 of the Blanket employee dependents living on the Blanket site have been vaccinated on site.

Unfortunately, on February 21, 2022, there was a fatal accident in a development haulage involving a LHD loader. The board of directors of Caledonia (“Board”) and management of Caledonia extended their condolences to the family and colleagues of the deceased.

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

On November 3, 2021 the mining claims over Maligreen were transferred to one of the Company’s Zimbabwe subsidiaries. Refer to note 19 of the Consolidated Financial Statements and Item 4.A - “History and Development of the Company” for more detail on this acquisition.

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

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies. For example, we have qualified for an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not require such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our shares less attractive because of our reliance on some or all these exemptions. If investors find our shares less attractive, it may adversely impact the price of our shares and there may be a less active trading market for our shares.

We will cease to be an emerging growth company upon the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1,070,000,000 (as such amount is indexed for inflation every five years by the SEC or more);
●	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of equity securities pursuant to an effective registration statement under the Securities Act;

●	the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non- convertible debt; or
●

the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700,000,000 as of the last day of our most recently-completed second fiscal quarter.

During 2020, the Company sold its first equity securities under the Securities Act. This means that the Company may no longer qualify as an emerging growth company following the fifth anniversary of the completion of the equity raise. The Company may instead thereafter have to comply with Section 404(b) of the Sarbanes-Oxley Act where our registered public accountant will be required to attest to management’s assessment of its internal controls over financial reporting as presented under Item 15B of Form 20-F.

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

There is uncertainty with our Mineral Reserve and Mineral Resource estimates.

Our mineral reserve and mineral resource estimates described in this document are management’s best estimates and are a maiden report in accordance with the requirements of Subpart 1300 of Regulation S-K (“Subpart 1300”) and align with Canada’s National Instrument 43-101 (“NI 43-101”) for which original estimates were prepared. These estimates may not reflect actual mineral reserves and mineral resources, or future production. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, mineral reserve and mineral resource estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our mineral reserve and mineral resource estimates to decline. Our mineral resource estimates may never be upgraded to mineral reserves. Moreover, if the gold price declines, or if our labor, consumable, electricity and other production costs increase or recovery rates decrease, it may become uneconomical to recover our mineral reserves. Under these circumstances, we would be required to re-evaluate our mineral reserves and mineral resources. Mineral reserve and mineral resource estimates are based on drilling results and because unforeseen conditions may occur, the actual results may vary from the initial estimates. These factors could result in reductions in our mineral reserve and mineral resource estimates, which could in turn adversely impact the total value of our business.

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

There is uncertainty as a result of the conflict in Ukraine

The recent outbreak of hostilities in Ukraine, and the accompanying international response including economic sanctions, has been extremely disruptive to the world economy, with increased volatility in commodity markets, including higher oil and gasoline prices, international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which this conflict will continue to impact economic and financial affairs, as the numerous issues arising from the conflict are in flux and there is the potential for escalation of the conflict both within Europe and globally. There is a risk of substantial market and financial turmoil arising from the conflict which could have a material adverse effect on the economics of the Company’s projects, and the Company’s ability to operate its business and advance project development.

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

Caledonia voluntary delisted its shares from the TSX on June 19, 2020. After the delisting, the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents. On December 2, 2021, Caledonia issued and listed 619,783 depositary receipts representing an equivalent number of shares on the VFEX raising gross proceeds of $7.8 million.

As at the date of this report Caledonia’s securities trade on the NYSE American, AIM and VFEX under the ticker “CMCL”.

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

Indigenization of Blanket Mine

On February 20, 2012 certain companies within Caledonia’s group of companies (the “Group”) announced that they had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenization and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a transactional value of $30.09 million. Pursuant to the above, the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

●	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
●	sold a 15% interest to Fremiro, which is owned by indigenous Zimbabweans, for $11.01 million;
●

sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

●	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

Following completion of the underlying subscription agreements, advances were made to NIEEF and the Community Trust against their rights to receive dividends declared by Blanket Mine on their shareholdings as follows:

●	a $1.8 million payment to NIEEF on or about June 21, 2012;
●	a $2 million payment to the Community Trust on or before September 30, 2012;
●	a $1 million payment to the Community Trust on or before February 28, 2013; and
●	a $1 million payment to the Community Trust on or before April 30, 2013.

Advances made to NIEEF as an advanced dividend loan were settled through dividend repayments in 2014. Refer to note 5 of the Consolidated Financial Statements for the outstanding balance of the advanced dividend loan with the Community Trust. The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to the Community Trust will be unencumbered.

The Group facilitated the vendor funding of these transactions and the advanced dividend loans which were repaid by way of dividends from Blanket Mine. 100% of dividends declared by Blanket Mine as payable to the Community Trust were used to repay its advanced dividend loan until the beginning of 2020 when Blanket agreed that 80% of dividends declared by Blanket Mine would be used to repay such loan and the remaining 20% would unconditionally accrue to the Community Trust, which was the same arrangement that applied to the other indigenous shareholders (see below). The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. Subsequent to the indigenization transactions the facilitation loans relating to the Group were transferred as a dividend in specie to the Company.

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

On February 27, 2020, the Company, Blanket Mine and the indigenous shareholders of Blanket Mine reached an agreement to change the repayment terms of the advance dividend loan to the Community Trust. The amendment allowed that 20% of the Community Trust’s share of the Blanket dividend would accrue to it on declaration of the dividend and that the remaining 80% be applied to the advance dividend loan from February 27, 2020. The modification was not considered beneficial to the other indigenous shareholders.

Blanket Mine - Capital Investment

The main capital development project is the central shaft at the Blanket Mine (“Central Shaft”) which will allow for three new production levels below the current operations; a fourth level is intended to be added in due course through a decline construction. Shaft sinking commenced in early 2015 and the shaft reached its target depth of 1,204 metres (approx. 4,000 feet) in July 2019. Work on equipping the shaft commenced in early January 2020, it was commissioned at the end of March 2021 and commercial operations commenced in April 2021. Central Shaft is currently being used to hoist development waste, men and material – thereby freeing up capacity at No. 4 Shaft to hoist ore.

Central Shaft was commissioned in March 2021, approximately 6 months later than planned due to delays arising from COVID-19 and poor electricity supply. The combined effect of these factors was that the horizontal infrastructure development around Central Shaft on 30 and 34 levels was delayed by 7 months.

To minimise the effects of the delays to Central Shaft, approximately 2,000 meters of development on 26 level was completed before Central Shaft was commissioned using mid-shaft loading, a decline at AR South and the No. 6 Winze. The AR South decline and two further declines from 22 Level provide access to production areas that were scheduled to be accessed via Central Shaft. These declines allow production to achieve planned levels and the build-up in production to 80,000 ounces to continue, despite the delay to Central Shaft. However, the longer than expected use of the declines (which were extended to one production level more than had initially been planned) has added approximately 3,000 meters of additional development across the three declines which has increased planned capital expenditure for 2022 by approximately $3.5m. In addition, the cost of the capital development in 2022 (before taking into account the delays to Central Shaft) is approximately $0.8 million higher than originally planned, mainly due to the higher cost of operating the trackless equipment.

Development from Central Shaft has commenced northwards and southwards on 30 and 34 levels towards AR South and Eroica and is proceeding better than planned. The development southwards towards AR South has been completed, which is important to ensure that Blanket can achieve its production target of 80,000 ounces per annum from 2022 onwards. This development will also provide platforms for further deep-level exploration which is critical for upgrading the mineral resources.

In addition to the Central Shaft, work continued on the following developments:

●

Eroica Decline 3: this decline will continue down to the 30 and 34 levels (990m and 1,110m below collar, respectively) and will connect to the haulages from Central Shaft. Progress in the last quarter of 2021 has been good: sinking paused to allow development to open the orebody strike at 825m. Sinking has since resumed and the decline has advanced a further 133 meters to 840m;

●

Decline 4: this decline has reached 930m where an intermediate haulage has been cut to facilitate early production in 2022. This haulage will cover the high-grade areas of the Blanket No.3 orebody and the Blanket Quartz Reef and will continue south to open the extensive strike of Blanket No.2 orebody; and

●

Decline 5: the decline branches from Decline 4 at 885m and heads towards the high-grade AR South east-west limb. This decline reached 915m in the previous quarter; and has reached its destination at 930m.

In total, 810m of capital development were achieved in the last quarter of 2021 compared to a plan of 907m; 3,224m were achieved in 2021 against a plan of 2,864m.

In late 2019, Caledonia initiated a tender process to identify parties to make proposals for a solar project that would reduce Blanket’s reliance on grid and generator power. After careful consideration, Caledonia’s board approved the construction of a 12MWac solar plant at a construction cost of approximately $12 million although the projected cost is now $14.1 million. The plant is expected to provide all of Blanket’s minimum electricity demand during daylight hours; Blanket will continue to rely on the grid and generators to provide additional power during daylight hours and at night. It is estimated that the solar plant will provide approximately 27% of Blanket’s total daily electricity requirement. Battery power is currently too expensive to justify their use to augment the solar project, but the Company will continue to monitor this situation as battery technology develops. The Company will also evaluate a further phase for the solar project to provide Blanket’s peak demand during daylight hours, but this will require an agreement between the Company and the Zimbabwe authorities regarding the treatment of power that will be generated by a second phase that is surplus to Blanket’s requirements.

In 2020, the Company raised $13 million (before commission and expenses) through the sale of 597,963 shares at an average price of $21.74 per share.

The status of the project is as follows:

●	the 40-hectare site for the project has been cleared and fenced;
●	Caledonia has obtained the necessary licences and permits for the project;
●	Voltalia Portugal S.A. an international renewable energy provider, has been appointed as contractor for the project under an engineering, procurement and construction contract;
●	Caledonia provided Voltalia with a notice to proceed in March 2021 and has made an advance payment of $1.8 million for long lead time items that are required to construct the plant;
●	orders have been placed for approximately 80% of the solar equipment required to build the plant;
●	civil works on the internal roads, drainage, foundations for equipment and the operations and maintenance building have commenced; and
●	the majority of the equipment to construct the project is now en route to the site.

On October 15 and October 21, 2021, the Company received notices from Voltalia advising that due to the rationing of power supply imposed against the Chinese manufacturers of certain components, implementation of the solar project may now be subject to an indeterminate delay. It is now expected that the plant will be commissioned in June 2022.

The Company has commenced the evaluation of a further phase for the solar project to provide Blanket’s peak demand during daylight hours. This will require an agreement between the Company and the Zimbabwe authorities regarding the treatment of power that will be generated by a second phase that is surplus to Blanket’s requirements and/or the installation of storage capacity.

Total cash capital expenditure in 2021 increased to $37,829,000 (2020: $27,840,000; 2019: $20,240,000). Significant projects on which capital expenditures were incurred in 2021 included:

●	Central shaft – $13.0 million
●	Capital development - $8.2 million
●	Sustainable mechanical engineering capex - $4.2 million
●	Autotap transformer (10 MVA) - $0.9 million
●	Solar plant - $1.6 million
●	Maligreen claims acquisition - $4 million
●	Exploration and evaluation assets - $1.7 million

Capital projects and expenditures are further analyzed in notes 18 and 19 of the Consolidated Financial Statements and under Item 4.B – “Business Overview”.

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (http://www.caledoniamining.com).

B. Business Overview

Description of Our Business

Blanket Mine

Caledonia’s primary focus is the operation of a gold mine and the exploration and development of mineral properties for precious metals. Caledonia’s activities are focused on Zimbabwe. The Company’s business during the last three completed fiscal years has been focused primarily on increasing production to 80,000 oz. of gold from 2022 through its investment plan at Blanket Mine.

Total gold production at Blanket Mine for 2021 was 67,476 oz. (2020: 57,899 oz.; 2019: 55,182 oz.). In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Gold producers compete globally based on their operating and capital costs. Certain gold producers benefit from their ability to produce other minerals in commercial quantities as by-products. Caledonia derives approximately 0.1% of its revenues from silver, which is insignificant. 100% of Blanket’s revenues over the last three years was derived from its operations in Zimbabwe.

Maligreen

On September 23, 2021, Caledonia announced that it had entered into an agreement to purchase the mining claims over Maligreen, a property situated in the Gweru mining district in the Zimbabwe Midlands, from Pan African Mining (Private) Limited, a privately-owned Zimbabwean company, for a total cash consideration of US$4 million. The transfer of the claims to Caledonia and the payment of the purchase price was completed during the fourth quarter of 2021.

Maligreen is a brownfield gold exploration project situated on the Nkayi-Silobela Greenstone Belt that has historically been exploited via open pit mining. The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations that produced approximately 20,000 ounces of gold mined from oxides between 2000 and 2002 after which the operation was closed.

Significant historical exploration and evaluation work has been conducted on the property over the last 30 years including regional geochemical and geophysical (aeromagnetic and ground) surveys and 5 tonnes of bulk metallurgical test work. A total of 755 holes, of which 113 were diamond holes, have been drilled at the property over a combined 63,463 metres. These were completed in the period 1995 to 2001.

No new exploration activities are currently active at the project, but the Company is planning to undertake additional exploration to fully understand the strike and depth extension potential as well as improve the confidence in the mineral resource and assess the potential for a mining operation. Initial focus is to re-log and where possible re-sample previously drilled core to satisfy the QAQC requirements to upgrade the current inferred mineral resource to at least an indicated status.

A Tribute Agreement is in place with Silobela Youth in Mining Syndicate for the Maligreen claims from 1 October 2020 to 30 September 2023, in terms of which Silobela Youth in Mining Syndicate may undertake mining activities over the claims. Silobela Youth in Mining Syndicate must pay to CHZ 5% of the value of minerals mined or a rental amount. The Silobela Youth in Mining Syndicate is actively mining as per the Tribute Agreement with royalty payments made as per the agreement.

Connemara North

In December 2020 Caledonia announced it had entered into an option agreement which gives the Company the exclusive right to explore the Connemara North property. Refer to note 19 of the Consolidated Financial Statements for more detail on the agreement.

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

On conclusion of management’s assessments it was decided not to exercise the option over the Connemara North claims as the results of the work indicated that the property does not meet Caledonia’s strategic objectives. The decision to not exercise the option will not have an impact on the Consolidated Financial Statements as the information required to make the decision was not available as at December 31, 2021.  The decision will impair the Exploration and evaluation assets and increase the impairment expense by $463,000 in the Condensed Consolidated Interim Financial Statements as at March 31, 2022.

Glen Hume

On November 19, 2020 the Company concluded an option agreement (“Glen Hume option”) with the representatives of Glen Hume, whereby they granted the Company an option for the right to carry out legal due diligence and conduct drilling and/or other exploratory work over a period of 15 months from the conclusion date to understand the orebody of the Glen Hume property, situated in Gweru, Zimbabwe.

After concluding drilling and exploration to the value of $1.3 million the Company decided not to exercise the option over the Glen Hume property as the results of the exploration work indicated that the property does not meet Caledonia’s strategic objectives. This gave rise to an impairment of $3.8 million. No further costs or impairments in respect of Glen Hume are anticipated.

Eagle Vulture, Mascot and Penzance held for sale

Farvic Consolidated Mines (Pvt) Ltd (“Farvic”) requested permission from the Company to perform drilling on the Eagle Vulture, Mascot and Penzance orebodies to obtain an understanding of the technical feasibility and commercial viability of Eagle Vulture, Mascot and Penzance in 2019. Farvic later expressed their interest in buying the claims over Eagle Vulture, Mascot and Penzance in late 2020. Management evaluated the proposition and a price was determined in November of 2020. On February 24, 2021 Farvic and the Group concluded the sale contract at $500,000 and Blanket relinquished all rights to the properties. Accordingly, in the third quarter of 2021 Blanket completed the sale of Mascot, Eagle Vulture and Penzance properties for a cash consideration of $500,000. Refer to note 23.1 of the Consolidated Financial Statements for more detail on the sale of the exploration properties.

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

During 2021, the ZAR equivalent of approximately $0.34 million (2020: $0.9 million) was received. SH minerals was unable to make the final payment outstanding due to the closure of the operation during the South African lock-down period and the death of two of the purchaser’s principals. Operations at Eersteling appear to have been suspended again in late 2021. As it was no longer clear that the receivable of $761,000 can be recovered, it has been impaired. Refer to note 23.2 and 24 of the Consolidated Financial Statements.

Blanket Mine and Maligreen’s available mineral resources and reserves are disclosed under Item 4.D – “Property, Plant and Equipment” under the subheading of “Mineral Resource and Mineral Reserve Estimates”.

Mining Operations

Blanket Mine

On November 3, 2014 Caledonia announced the investment plan and production projections for the Blanket Mine. The objectives of the investment plan are to improve the underground infrastructure and logistics to allow efficient and sustainable production build-up.

Caledonia’s exploration activities are focused on the growth and development of Blanket Mine and on the Maligreen exploration property in respect of which Caledonia acquired mining claims during the last quarter of 2021.

There was no deep exploration drilling in the year 2021 as all the available drilling sites had been exhausted during \Central Shaft establishment and commissioning. Deep level exploration drilling will re-commence after the Central Shaft and related development has been completed and drilling platforms have been established to allow for drilling at depth.

Exploration at Blanket’s portfolio of satellite properties has been suspended since 2016 so that resources could be re-deployed at Blanket.  Since then, the Company has evaluated other investment opportunities in Zimbabwe and has concluded that the satellite properties in the Gwanda area, other than GG, are unattractive due to their relatively small size, low grade, limited exploration potential, operating complexity and metallurgical incompatibility with the existing Blanket plant.  Accordingly, Blanket has entered into an agreement with Farvic to sell the claims over Mascot, Eagle Vulture and Penzance properties for a cash consideration of $500,000.  This transaction entails an impairment of the carrying value of these assets of $2,930,000 which is classified as “Other expense” in the Statement of Profit of Loss and Other Comprehensive Income and is a non-cash item.  Accordingly, in the third quarter of 2021, Blanket completed the sale of Mascot, Eagle Vulture and Penzance properties for a cash consideration of $500,000.

The GG satellite property remains on care and maintenance. Limited surface drilling was undertaken during 2021 to test for parallel zones to the south of the existing mineralised zone.  Preliminary results are being considered along with additional metallurgical studies.  The Lima pilot plant, which could be used to process any material from GG, is being upgraded to accommodate 200 tonnes per day.

Metallurgical Process

Metallurgical plant – Blanket Mine

The Blanket Gold Plant established on the Blanket Mine site consists of crushing, milling, carbon-in-leach and batch elution electro-winning circuits. The processing rate could be increased once planned milling upgrade has been completed. Average plant recovery was 93.9% for 2021, compared to 93.8% in 2020 (2019: 93.4%). The improved recovery was due to the improved grade and the increased proportion of free gold in the ore.

Also, contributing to the improved recoveries are the commissioning of the new oxygen plant in October 2019 and the commissioning of an upgraded oxygen sparging system in the first quarter of 2020. The new oxygen plant has also reduced cyanide consumption by approximately 15%. In the last quarter of 2020 work commenced on installing an additional mill which should increase milling capacity from 75 to 100 tonnes per hour which will be required to achieve target production of 80,000 ounces per annum.

An additional re-grind mill will be installed before the end of the second quarter of 2022 to achieve the required daily throughput at a consistently fine grind.

Planning of a new tailings storage facility is underway and is expected to be completed in 2022 to enable uninterrupted production.

Safety, Health and Environment

The following safety statistics have been recorded for the year 2021 and the preceding two years.

Classification	2019	2020	2021
Fatal	-	-	-
Lost time injury	3	6	3
Restricted work activity	17	9	6
First aid	-	1	1
Medical aid	11	12	21
Occupational illness	-	-	-
Total	31	28	31
Incidents	54	59	62
Near misses	22	24	22
Disability Injury Frequency Rate	0.12	0.52	0.26
Total Injury Frequency Rate	1.2	0.97	1.05
Man-hours worked (thousands)	5,174	5,789	6,199

In 2018 a training facility (called the Nyanzvi initiative) was established at Blanket using dedicated facilities and specially trained facilitators. The Nyanzvi programme was suspended from late March 2020 due to the need to observe social distancing because of COVID-19 which contributed to the increase in reportable events in the second half of 2020. The Nyanzvi safety training initiative was resumed in the fourth quarter of 2021 as COVID-19 restrictions were relaxed; management believes this will help to increase general safety awareness. Safety training is an ongoing exercise and it will remain an area of focus for management. Blanket’s headcount increased in 2021 and, despite intensive training for new employees, they appear to have lower safety awareness.

Unfortunately, on February 21, 2022 there was a fatal accident in a development haulage involving an LHD vehicle. The board and management of Caledonia extended their condolences to the family and colleagues of the deceased.

The Group takes the safety of its employees very seriously and, accordingly, measures have been taken to instill adherence to prescribed safety procedures.

Exchange Controls, Social Investment and Contribution to the Zimbabwean Economy

Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa. The Company obtained necessary approvals from both the RBZ and the Reserve Bank of South Africa to transfer foreign currency during the fiscal year ended December 31, 2021.

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

Payments to the Community and the Zimbabwe Government ($’000’s)
	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2019	47	-	10,357	10,404
Year 2020	1,689	184	12,526	14,399
Year 2021	1,163	948	16,426	18,537

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

Refer to note 4(b)(ii) of the Consolidated Financial Statements and Item 3.D – “Risk Factors”, under the subheading “We do business in countries and jurisdictions outside of the United States where different economic, cultural, regulatory, monetary and political environments could adversely impact our business, results of operations and financial condition” where the material effects of government regulations of the Company’s business are disclosed.

Investors should recognize that Blanket’s ability to implement its investment programme and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalise cash from Zimbabwe.

The sale of precious metals is recognized as revenue when the metal is accepted at the refinery by Fidelity (“Lodgement date”). Control is transferred and the receipt of proceeds is substantially assured at point of delivery. Revenue for each delivery is measured at the London Base Metal Association Tuesday PM price post-delivery less 1.25%, being the fair value receivable at the date of the transaction. On average settlement occurs within 14 days of delivery.

C. Organizational Structure

The Company has the following organizational structure as at May 17, 2022:

D. Property, Plant and Equipment and Exploration and evaluation assets

Overview

The Company is engaged in the exploration, development and production of gold and other precious metals from its mineral properties.  The Company’s two material mineral properties, both located in Zimbabwe, are:

●	the production-stage Blanket gold mine (64% interest); and
●	the exploration-stage Maligreen project (100% interest).

The Blanket Mine operation is located in the Matabeleland South Province, while the Maligreen project is located in the Midlands Province as illustrated below.

The Company does not have interests in any other mineral properties, following the disposition of the Company’s interests in Connemara North, Glen Hume, Eagle Vulture, Mascot and Penzance, and Eersteling.

Certain of the information set forth in this annual report is derived from the following:

●

For the Blanket Mine, the Subpart 1300 technical report summary entitled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2021, prepared by Qualified Persons Uwe Engelmann and Daniel (Daan) van Heerden, each of which is employed by Minxcon (Pty) Ltd, and the NI 43-101 technical report entitled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe”, with an effective date of January 1, 2020, also prepared by Messrs. Engelmann and van Heerden; and

●

For the Maligreen project, the Subpart 1300 technical report summary entitled “S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe”, with an effective date of December 31, 2021, prepared by Mr. Engelmann, and the NI 43-101 technical report entitled “NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe”, with an effective date of August 31, 2021, also prepared by Mr. Engelmann.

Neither Mr. Engelmann or Mr. van Heerden is an employee of the Company and both are Qualified Persons as defined in accordance with both Subpart 1300 and NI 43-101. Each is an employee of Minxcon (Pty) Ltd.  None of Messrs. Engelmann or van Heerden or Minxcon (Pty) Ltd is an affiliate of the Company or any other company that has, nor do any of them have, any ownership, royalty or other interest in the Blanket Mine or the Maligreen project.

The Blanket Mine is the Company’s only production stage property.  Annual production information for the previous three years is provided below, under “Material Properties – Blanket Mine”.

Mineral Resources

Mineral resources are stated as exclusive of mineral reserves and as attributed values.  Ordinary kriging was employed for all estimates and confined to the property boundaries to which we have legal rights to explore and mine.

The Blanket Mine mineral resources occur as underground resources and estimates have been depleted for mining. Measured, indicated and inferred mineral resources are declared due to the continuity of the geology and grade as well as a history of proven historical mining. The inferred mineral resources show geological continuity, while grade continuity requires improvement through additional drilling. A cut-off of 1.5 g/t was utilised for Blanket Mine based on a gold price of USD1,600/oz. No geological losses were applied to the Blanket Mine measured mineral resources, while 5% discount was applied to the indicated and inferred categories.

The mineral resources for Maligreen are reported at surface (all resources <220 m from surface) and underground (>220 m from surface). Owing to the lack of confidence in the data, only an inferred mineral resource was defined. A cut-off of 0.4 g/t was applied to the surface resources, while a cut-off of 1.5 g/t was applied to the underground portion based on a gold price of USD1,800/oz. A 15% geological loss discount was applied to the inferred mineral resources to account for geological, data and estimation uncertainty.

Mineral Resources Exclusive of Mineral Reserves

			Tonnes (Mt)	Grade (g/t)	Gold (koz)
Zimbabwe	Blanket	Measured	0.6	2.80	48
	Underground	Indicated	1.6	2.78	142
	(64%	Measured + Indicated	2.1	2.77	190
	attributable)	Inferred	5.4	3.17	552
	Maligreen	Measured	-	-	-
	Surface	Indicated	-	-	-
	(100%	Measured + Indicated	-	-	-
	attributable)	Inferred	13.6	1.63	712
	Maligreen	Measured	-	-	-
	Underground	Indicated	-	-	-
	(100%	Measured + Indicated	-	-	-
	attributable)	Inferred	2.0	3.60	228
Total Measured + Indicated			2.1	1.80	190
Grand total			23.1	2.26	1,683

Mineral Reserves

Zimbabwe	Blanket	Proven	0.7	3.11	66
	Underground	Probable	1.8	3.30	186
	(64% attributable)	Total	2.4	3.25	251

Notes for mineral reserves:

1.	Mineral reserve cut-off of 2.1 g/t applied.
2.

The gold price that has been utilised in the economic analysis to convert diluted measured and indicated mineral resources in Blanket’s life-of-mine plan (“LoMP”) to mineral reserves is an average real term price of USD1,622/oz over the LoMP, using the forecast prices as per economic analysis.

3.	The mineral reserve estimation utilises the depleted 2022 mineral resource estimation and the 2020 mine design and LoMP.
4.	Mineral reserves are reported as 64% attributable to Caledonia Mining Corporation Plc.

Regional Geological Setting

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

●

Older greenstones called the Sebakwian Group, which are mostly metamorphosed to amphibolite facies. They comprise komatiitic and basaltic volcanic rocks, some banded iron formation (“BIF”), as well as clastic sediments.

●

The Lower Bulawayan Group, which comprises basalts, high-Mg basalts, felsic volcanic rocks and mixed chemical and clastic sediments. The Lower Bulawayan Group forms the Belingwe (Mberengwa) greenstones.

●	The Upper Bulawayan (upper greenstones) and Shamvaian groups, which comprise a succession of sedimentary and komatiitic to tholeiitic to calc-alkaline rocks.

Three metamorphic belts surround the Zimbabwe Craton:

●	Archaean Limpopo Mobile Belt to the south;
●	Magondi Mobile Belt on the north-western margin of the Craton; and
●	Zambezi Mobile Belt to the north and northeast of the Zimbabwe Craton.

Material Properties

Blanket Mine

Property Description and Ownership

The Blanket Mine is an operating underground gold mine situated on the Gwanda Greenstone Belt (“GGB”) targeting shear zone hosted gold mineralisation. The Mine complex comprises a cluster of mines extending from Lima in the north, through Eroica, Sheet, AR Main, AR South, the currently defunct Feudal, Blanket Section (Blanket 1 to Blanket 6) and Jethro over a total strike length of some 3 km. Gold has been commercially mined at the Project Area from several closely-spaced orebodies defining a mineralised trend via several shafts since the early 1900s. The Mine covers the operating claims of Jethro, Blanket, Feudal, Harvard, Mbudzane Rock, Oqueil, Sabiwa, Sheet, Eroica and Lima, largely encompassed in a 2,120ha Mining Lease. Ore is processed at an on-site plant.

The Company indirectly owns 64% of the shares of Blanket Mine, the operator of which is Blanket Mine (1983) (Private) Limited, after the purchase of Fremiro’s 15% shareholding became effective in January of 2020. The Blanket Mine is fully equipped with all the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the mine.

As illustrated below, the Mine is located in the southwest of Zimbabwe, approximately 15 km northwest of Gwanda, the provincial capital of Matabeleland South. Gwanda is located 120 km southeast of Bulawayo, 200 km northwest of the Beitbridge Border post with South Africa, and 560 km from Harare, Zimbabwe's capital city. The Mine is centred on the coordinates (WGS84 system) 20°52' S, 28°54' E.

24°0'0"E
26°0'0"E
28°0'0"E
30°0'0"E
32°0'0"E
16°0'0"S
18°0'0"S
20°0'0"S
22°0'0"S
AFRICA
ZIMBABWE
MINE
MOZAMBIQUE
ZAMBIA
Mashonaland Central
Mashonaland West
HARARE
Harare
ZIMBABWE
Mashonaland East
Manicaland
Matabeleland North
Midlands
Legend
Mine Area
City
Provincial Boundary
Elevation
2460 mamsl
160 mamsl
Bulawayo
BULAWAYO
BLANKET GOLD MINE
Matabeleland South
BOTSWANA
Masvingo
Kilometers
0 50 100 150 200

General Location of Blanket Mine *(Source Minxcon)*	December 2021

The table below indicates the aggregate annual production from Blanket in the last three fiscal years:

Blanket Mine Production Statistics
Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
2019	556,331	3.31	93.4	55,182
2020	597,962	3.21	93.8	57,899
2021	665,628	3.36	93.9	67,476

Blanket Mine employs two mining methods, namely long-hole stoping and underhand stoping, determined mainly by the width of the mineral deposit. Infrastructure as well as power and water supply are well-established infrastructure to support and sustain mining and processing operations. To date in excess of 1 million ounces of gold have been produced from the property.

The Blanket Gold Plant established on the Blanket Mine site consists of crushing, milling, carbon-in-leach and batch elution electro-winning circuits. The plant treats an average of 55,000 tonnes per month at a recovery of approximately 94%. The recovery performance is expected to continue, while the processing rate could be increased once planned milling upgrade has been completed. Construction of a new tailings storage facility is under investigation.  Initially planned for late 2022, the design is under review to ensure international best practice is met whilst enabling uninterrupted production.

For a detailed breakdown of the property, plant and equipment and encumbrances thereon refer to note 18 of the Consolidated Financial Statements. The property, plant and equipment of the Group is predominantly held in Zimbabwe and the continued implementation of the investment plan is expected to increase the property, plant and equipment of the Group. Refer to note 19 of the Consolidated Financial Statements for a detailed breakdown on the exploration and evaluation properties of the Company and encumbrances thereon, as well as Item 4.A - “History and Development of the Company”.

The issuing and control of mineral rights in Zimbabwe is regulated by the Mines and Minerals Act (Chapter 21:05) of 1961 (MMA), administered by the Mining Commissioner of the regional mining district. The mineral resources are vested in the State through the President of Zimbabwe.

The Government of Zimbabwe does not participate in managing the projects of local or foreign firms in the private sector. Presently, government participation in mining is through Zimbabwe Mining Development Corporation (ZMDC) and through the Minerals Marketing Corporation of Zimbabwe (MMCZ). The ZMDC was formed in 1982 for government to participate in the mining sector and to save companies that were being threatened to close. It is active in exploration, mining and giving assistance to cooperatives and small-scale miners. The MMCZ was formed in 1992 and is responsible for marketing all the country's minerals and metal products except gold and silver which are sold through the Reserve Bank. It finances its operations by a commission charge of 0.875% on sales conducted for its clients.

In Zimbabwe, mining and mine development may be conducted with a mining claim, mining lease, special mining lease and special grant. A mining claim covers a small area, thus usually several claims are grouped to form a block of claims. The claim confers on the holder the exclusive right to mine the mineral resource for which the claim was registered. Mining claims are dependent on the claim holder applying to the Mining Commissioner for and obtaining an inspection certificate on an annual basis; failure to do so may result in the forfeiture of the relevant claim. A block of claims may be transformed into a mining lease for simplicity of administration.

The Blanket Mine's interests in Zimbabwe include a mining lease, operating claims (i.e., on-mine), non-operating claims and a portfolio of brownfields exploration projects (satellite projects). Blanket Mine operates under a mining lease issued by the Mining Affairs Board of Zimbabwe with registered number 40 (ML40) which was issued under the MMA to Blanket Mine (1983) (Private) Ltd, a 64% held indirect subsidiary of the Company, on May 24, 2019 and is annually renewed. The mine’s claims under the lease cover an area of 2,120 ha.

A copy of  ML40 is attached hereto as Exhibit 4.9.

Blanket Mine also has several registered claims, not incorporated under the lease. The 59 claims contiguous to the mining lease comprise a total area of approximately 994 ha. Blanket Mine provided a separate list of non-operating claims located away from ML40 and the adjoining claims described above, that form a portion of their Gwanda portfolio. These non-producing claims (“satellite projects”) consist of 217 blocks of registered base metal (Ni, Cu and As) and precious metal claims covering a total area of 2,672 ha. A number of claims are subject to active tribute agreements between the mine and local small scale miners.

History

The Blanket Mine is part of the Sabiwa group of mines within the Gwanda Greenstone Belt from which gold was first extracted in the 19th century. The Blanket Mine is a cluster of mines extending some 3 km from Jethro in the south through Blanket itself, Feudal, AR South, AR Main, Sheet, and Eroica, to Lima in the north. Blanket Mine has produced over a million ounces of gold during its lifetime.

Following sporadic artisanal working, the Blanket Mine was acquired in 1904 by the Matabele Reefs and Estate Company. Mining and metallurgical operations commenced in 1906 and between then and 1911, 128,000 t were mined. From 1912 to 1916 mining was conducted by the Forbes Rhodesia Syndicate who achieved 23,000 t. There are no reliable records of mining for the period between 1917 and 1941 and it is possible that operations were adversely affected by political instability during World Wars I and II. In 1941 F.D.A. Payne produced some 214,000 t before selling the property to Falconbridge in 1964 (Blanket Mine, 2009). Under Falconbridge, production increased to 45 kg per month and the property yielded some 4 Mt of ore up until September 1993. Kinross Gold Corporation (“Kinross”) then took over the property and constructed a larger Carbon-in-Leach plant with a capacity of 3,800 tpd. This was designed to treat both run of mine (“RoM”) ore and an old tailings dump.

The Blanket Mine is currently 64% indirectly owned and operated by Caledonia, which initially completed the purchase of the mine from Kinross on 1 April 2006. The Blanket Mine re-started production in April 2009 after a temporary shut-down due to the economic difficulties in Zimbabwe.

Present Condition and Infrastructure

The Blanket Mine consists of a series of small shafts providing access to the underground workings of the various orebodies that are being mined. The main access and draw points are accessed by the shafts indicated in the table below.

Name	Description
Jethro Shaft

The shaft has dimensions of 3 m x 2 m and is mainly utilised for the transport of men and material from surface to 7 and 9 Level. The shaft is equipped with a single drum winder with a 19 mm rope and capacity of 10 men.

5 Winze (Sub-Shaft)

5 Winze has dimensions of 3 m x 2 m and is a sub-shaft and is mainly used to transport men and materials between 9 Level and 22 Level. This shaft is similarly to Jethro shaft equipped with a single drum winder with a 19 mm rope and a capacity of 10 men.

6 Winze (Sub-Shaft)

6 Winze has dimensions of 3 m x 2 m and is a sub-shaft used mainly for the hoisting of ore from 26 Level to 22 Level from where ore is transported to No. 4 Shaft for hoisting to surface. This shaft is equipped with a 112 kW single drum winder with a 22 mm rope and a capacity of 3 t per skip or 500 tpd. At the bottom of 6 Winze shaft is a 12 kW spillage winder equipped with a 13 mm diameter winding rope.

Blanket Shaft (No. 4 Shaft)

No. 4 Shaft was historically the main production shaft of Blanket Mine. No. 4 Shaft has dimensions of 4 m x 2 m with two compartments. This shaft is mainly used for the hoisting of ore and waste rock from 22 Level to surface. The shaft is equipped with a 560 kW thyristor driven double drum winder with a 34 mm rope and capacity of 6 t per skip or 3,000 tpd.

The Blanket Mine is an underground mine in the production stage, and a number of expansion projects have either been completed or are planned for the Blanket mining operations in order to increase production. The majority of the expansion projects will consist of the below 750 m Level (22 Level) expansion projects. The first project includes the sinking and construction of the new Central Shaft (CMS) in-between the AR Main and AR South / Blanket orebodies from surface to 1,204 m (just above 38 Level) and its associated infrastructure. Sinking and equipping of the shaft has been completed with the development of the associated orepass system and loading station development is currently in progress.

Further projects include the development of various decline shaft infrastructure targeting specific mining areas in order to increase production.

Surface infrastructure comprises mine offices, change houses, mine headgears, workshops, storerooms, a processing plant, hospital, tailings facility and an assay laboratory. Production shafts on surface consist of the No. 4 Shaft and the Jethro Shaft. Sub-shaft infrastructure in the form of the No 5 Winze connects Jethro to the underground workings. Other shafts and raise bore holes on surface, primarily used for ventilation purposes, include Lima, Eroica and Sheet. A total of 11 hoists are installed at the mine, three of which are used for ore handling (No. 2 incline shaft, the sub-vertical shaft and 6 Winze shaft).

The existing infrastructure at Blanket will be utilised in parallel with new infrastructure which is specifically aimed at targeting the below 22 Level mining areas. The extensions entail the sinking of the new CMS (currently completed with the exception of the loading station and orepass system) from surface down to 1,204 m (just above 38 Level). 6 Winze sub-shaft located close to 5 Winze sub-shaft is used to access the Blanket complex below 22 Level and will provide secondary access to the new CMS.

The new CMS is not lined and has a four-compartment, 6 m diameter layout, equipped with a 2 x 3,642 kW double-drum winders, one for rock and the other for men and material. Once fully equipped and commissioned, this shaft will be used as the main route for the transport of men, material and rock.

On surface, a 900 mm wide, 50 m long overland waste conveyor will transport waste rock to a rock dump. Additional supporting surface infrastructure will include shaft offices, change rooms, lamp rooms, etc. New housing for both senior and junior staff is also planned in anticipation of the increased production profile.

A tailing storage facility is also located in close proximity to the mining area. The labour force and their families reside within a kilometre of the mine in accommodation provided by the mine.

Underground drilling is conducted with Seco 23, Seco 25, Seco 215 rock drills and Seco 36 (Konkola) drifters. The rock drills are used mainly for development and the drifters for production, i.e. long-hole drilling.

Similar to the underground rail-bound fleet, the same mining equipment utilised at the operational sections of Blanket Mine will be utilised once the expansion projects of the CMS have been completed with some additional quantities to allow for the planned increase in production.

ZESA supplies power to Blanket Mine from their main substation in Gwanda. The main supplies are the 33 kV and the 11 kV overhead lines. The 33 kV supply feeds Lima, Reclamation and the main substation at No. 4 Shaft, adjacent to the processing plant. The 11 kV supply feeds Jethro shaft, slimes dam, Smiler shaft and the village.

The Company has approved a 12 MW ac solar power plant to supplement existing power supply to the Blanket Mine. A further phase to the solar plant is being considered. The solar plant, the ZESA supply and the 18MVA generators work in combination to supply Blanket Mine with an economical hybrid power solution.

Caledonia’s approach to its electricity requirements is threefold:

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

ii.

utilize Blanket’s standby diesel generating capacity.  Diesel generators are not a long-term solution to the electricity problem: diesel power is expensive and requires large quantities of diesel which is environmentally damaging and is not always easily available; and

iii.	install a 12MWac solar power plant to supply some of Blanket’s requirements.

The status of the project is as follows:

●	the 40-hectare site for the project has been cleared and fenced;

●	Caledonia has obtained the necessary licences and permits for the project;

●	Voltalia has been appointed as contractor for the project under an engineering, procurement and construction contract;

●	Caledonia provided Voltalia with a notice to proceed in March 2021 and has made an advance payment of $1.8 million for long lead time items that are required to construct the plant;

●	orders have been placed for approximately 95% of the solar equipment required to build the plant;

●	civil works on the internal roads, drainage, foundations for equipment and the operations and maintenance building have commenced and nears completion;

●

the majority of the equipment to construct the project has either been delivered or is en route to the site and final assembly has commenced;Approximately 4,300 holes have been drilled and filled for the ground mounting structure to be constructed; and

●

the mounting structure has been constructed for one of the four main blocks and 7,728 panels have been installed of the 25,760. 15,770 meters of LV cabling has been installed of the total 15,932 metres.

The district is serviced by telecommunication services, and Blanket Mine provides its own Wi-Fi and communication systems.

The A6 highway, forming part of the Trans-African Highway network, is orientated roughly northwest-southeast and links Bulawayo with the Beitbridge border post and Musina in South Africa. The highway runs through the town of Gwanda. A major sealed road, the Old Gwanda Road, branches off from the A6 in Gwanda and runs directly through the ML 40 area to Bulawayo. Blanket’s mining claims are all located along these major roads and are thus easily accessible. The roads are sealed and although potholing is frequent, the surfaces are navigable by all vehicles. The Beitbridge Bulawayo Railway runs roughly parallel to the A6 through Gwanda Town.

An airstrip and informal airport building are located in Gwanda along the A6. The Joshua Mqabuko Nkomo International Airport is located in Bulawayo. The mine can be accessed either via the Beitbridge-Bulawayo road, or by flying into Bulawayo and driving two hours via the Old Gwanda Road or the A6 to the site.

Permitting, Licenses and Encumbrances

The mine is compliant in terms of authorisations and adheres to all government protocols and regulations as required.

Water for the operations is sourced from the Blanket Dam that is situated on the Mtshabezi River and owned by the Zimbabwe National Water Authority (“ZINWA”). The use of this water is authorised through a contract agreement between Blanket and ZINWA in terms of the Zimbabwe National Water Authority Act (Chapter 20:251). In terms of this agreement, Blanket is allowed to extract 1,200,000 m3 of water for the period 1 April 2020 to 31 March 2021. The agreement is valid for one-year periods and is renewed annually. ZINWA annually send to Blanket the renewable agreement for signing. Blanket continues to extract water in the interim at a rate of ZWL18.00/m3.

In accordance with paragraph 178(2)(a)(b)(c) of the MMA, the owners of claims possess the right to use of any surface within the boundaries for all necessary mining purposes; the right to use, free of charge, soil, waste rock or indigenous grass situated within the claims boundaries for all necessary mining purposes; and the right to sell or dispose of recovered waste rock. The MMA Amendment Bill makes instruction for landowner compensation in case of land loss due to mining activities in the form of land reallocation or outright purchase. The activities of the Company have not triggered this compensation.

The Indigenisation and Economic Empowerment Act, which was enacted in 2007, required that 51% of the equity of all commercial enterprises in Zimbabwe must be owned by indigenous Zimbabweans. Following the implementation of indigenisation, Caledonia received the Certificate of Compliance from the Government of Zimbabwe which confirmed that Blanket Mine 1983 (Pvt) Ltd was fully compliant with the Indigenisation and Economic Empowerment Act. The requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. A 36% share of Blanket Mine 1983 (Pvt) Ltd is currently held by indigenous parties.

In Zimbabwean mining legislation, an Environmental Impact Assessment (“EIA”) is not required in order to issue a mining claims and in terms of the Environmental Management Act and its First Schedule is only required prior to commencement of mining and forms part of the planning process. Blanket Mine was established in the early 1900s, long prior to the implementation of governing mining and environmental laws. As such, it appears that an EIA is not required for the Blanket Mine. However, the mine is in constant communication with the Environmental Management Agency (“EMA”) regarding environmental permitting requirements and an EIA was completed for the mine in 1995. Should the EMA communicate that an EIA certificate for the mine be obtained, the mine will submit all relevant and associated applications to obtain such and remain fully compliant.

In order for operations to continue, the EMA has issued a number of additional environmental licences to Blanket as listed in the table below. The certificates are valid for 1 year and renewed annually. Applications for hazardous waste generation (oils, chemicals, etc.) licences have been submitted and are pending EMA review. New environmental disturbances will require additional permits further to those listed below, and currently no further disturbances have been identified.

Environmental Permits

Licence Type	Licence Number	Activity	Validity
Air Emissions	8000103302	Diesel generator emission	22 April 2022 – 31 Dec 2022
Air Emissions	8000103303	Clinic incinerator	29 Mar 2022 -31 Dec 2022
Air Emissions	8000102171	Blacksmith	29 Mar 2022 -31 Dec 2022
Air Emissions	8000102170	Assay laboratory	29 Mar 2022 -31 Dec 2022
Air Emissions	8000102172	Smelter	29 Mar 2022 -31 Dec 2022
Effluent Disposal	8000102176	Car wash	29 Mar 2022 -31 Dec 2022
Effluent Disposal	8000102175	Ablution facilities (sewage, 15 kLpm, disposal : irrigation)	29 Mar 2022 -31 Dec 2022
Hazardous Substance Importation	8000098441	Sodium cyanide, sodium hydroxide, acids	18 May 2021 – 17 May 2022
Hazardous Substance Storage and Use	8000102234	Sodium cyanide, diesel, acids, caustic soda	29 Mar 2022 -31 Dec 2022
Hazardous Substance Transportation	8000103299	Sodium cyanide, caustic soda, acids, diesel	15 May 2022 – 17 May 2023
Hazardous Waste Generation	8000102243	Used oils, clinical waste (0.5 t, salvage yard)	29 Mar 2022 -31 Dec 2022
Solid Waste Disposal	8000102241	Domestic waste (land filling, 1,500 t)	29 Mar 2022 -31 Dec 2022
Solid Waste Disposal	8000102173	Tailings storage facility (24,453 kL)	29 Mar 2022 -31 Dec 2022
Waste Management- Sanitary Landfill	8000092448	Blanket Mine Sanitary Landfill	07 Aug 2020 -06 Aug 2022
Energy-Solar	8000101044	Blanket Mine Solar PV Plant	08 Sept 2021 – 07 Sept 2022

Geological Setting, Mineralization and Deposit

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

The generalised stratigraphic column for the area is shown below.

The Blanket complex orebodies together with those of the Vubachikwe complex comprise the north-western Mining Camp, also called the Sabiwa group of mines. Blanket Mine complex is a cluster of deposits that extend from Jethro in the south, through Blanket, Feudal, AR South, AR Main, Sheet, Eroica and Lima to the north.

The local geology at Blanket Mine is depicted below including the infrastructure locations.

N
Lima Shaft
Sheet Shaft
Central Shaft
Feudal Shaft
Main Shaft
4 Shaft
3 Shaft
Jethro Shaft
LEGEND
Shaft
Mining Lease ML40
Lithology
Banded Iron Formation
Basalt
Conglomerate (Quartz)
Dolerite
Gabbro
Greywacke
Sediments
Ultramafics
Kilometers
0
0.5
1
1.5
2

Local Geology of Blanket Mine *(Source Minxcon)*

December 2021

The depiction of a cross section W-E through the orebody and No 4 Shaft infrastructure is shown below.

No 4 Shaft
W
E
1 000 masl
800 masl
600 masl
400 masl
200 masl
0 masl
-200 masl
0
500
meters
Legend
Metabasalt
Banded iron formation
Dyke
Ore zone
Fault

Geological Cross Section of Blanket Mine at No4 Shaft	December 2021

The Longitudinal Section of Blanket Mine depicting Orebodies and Infrastructure is shown below.

Two main types of mineralisation are recognised at Blanket, namely DSR and quartz-filled reefs and shears. A third type of mineralisation may be evidenced in the form of auriferous sulphide minerals as a replacement of the iron-rich minerals along the hinges of the folds in BIF, as is present at the neighbouring Vubachikwe Mine.

Disseminated Sulphide Replacement Reefs

DSRs host the best grades and comprise the majority of the ore shoots. The zones have a silicified core with finely-disseminated arsenopyrite. Relatively high grades are found in a package of silicified biotite chlorite schist with irregular quartz stringers and disseminated and stringer arsenopyrite in the fabric planes. Due to lesser silicification, abundant biotite characterises the margins of these mineralised zones and as a result they have a lower gold content. Disseminated sulphide-replacement orebodies range up to 50 m in width with a strike of 60 m to 90 m. Free-milling gold constitutes up to 50% of the total metal content with the remainder locked in the arsenopyrite. The ore is not refractory despite its association with arsenopyrite. Generally, plant recoveries of 85% to 90% are achieved.

Quartz-Filled Reefs and Shears

Two quartz shears are mined at the Blanket Mine, namely the BQR and the Eroica Reef. These reefs have long strikes; however, they are not uniformly mineralised. Continuous pay shoots of over 100 m on strike are present. The Quartz Reef has a surface strike of approximately 500 m, but economic mineralisation is restricted to three 90 m long shoots.

Quartz-filled reefs display a much wider grade range compared to the DSR deposits. On average, these shears are of a higher grade and are used in blending the ore to the mill. Dominant ore minerals are native gold and galena although arsenopyrite becomes more prevalent below 470 m. Increasing levels of arsenopyrite association with depth confirm that the quartz shears represent higher level offshoots and splays with brittle deformation relative to the more ductile DSR-type core zone mineralised bodies.

Mineral Resource and Mineral Reserve Estimates

Mineral resource estimates were not included in the Company’s prior Form 20-F annual ,report as the SEC’s Industry Guide 7 (“IG7”) did not allow for the inclusion of mineral resources.  The mineral resources reported here are updated from Blanket’s 2020 estimation of mineral resources as presented in other disclosures, taking depletion into account for the period 1 January 2020 until 31 December 2021.  They do not account for any internal conversions in the same period as an internal update and conversion to digital methodology for the 2022 fiscal year is underway.  Refer to Exhibit 15.4 or the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2021, for key assumptions, parameters, and methods used to estimate the mineral resources and risks that could materially affect the mineral resource.  Because this is the first year in which the Annual Report was permitted to present mineral resources, the Company has not included a tabular comparison of prior year versus current year mineral resources.

The measured and indicated mineral resource estimates for 2021 are reported in compliance with Subpart 1300, in situ as at 31 December 2021 and exclusive of mineral reserves.

Mineral Resource	Orebody	Tonnes	Au	Content
Classification		t	g/t	Oz
	ARM	85 823	2.31	6 383
	ARS	219 056	3.10	20 392
	BF	6 455	2.46	511
	BLK1	1 922	5.76	356
	BLK2	16 209	2.73	1 421
	BLK3	44 794	2.17	3 120
Measured	BLK4	1 502	4.75	230
	BLK6	1 751	2.92	165
	BQR	108 753	2.57	8 988
	ERC	7 104	3.93	898
	Jethro	5 198	3.99	666
	Lima	49 394	2.94	4 664
	Sheet	5 989	3.40	654
Measured Total		553 949	2.80	48 447
	ARM	286 136	2.12	19 515
	ARS	262 126	2.63	22 173
	BF	14 119	1.74	790
	BLK1	106 991	2.52	8 668
	BLK2	95 915	2.95	9 102
	BLK3	109 187	2.55	8 948
Indicated	BLK4	12 507	2.63	1 057
	BLK6	20 748	2.85	1 903
	BQR	327 854	2.98	31 439
	ERC	224 200	3.35	24 159
	Jethro	16 428	3.90	2 060
	Lima	24 479	3.29	1 465
	Sheet	84 310	3.87	10 477
Indicated Total		1 585 001	2.78	141 757
M&I Total		2 138 950	2.77	190 203

Notes:

1.	* Manual mineral resource estimate from block plans only
2.	Cut-off applied 1.5 g/t.
3.	No geological loss applied for measured, 5% for indicated and inferred.
4.	Commodity price utilised: USD1,600/oz.
5.	Mineral resources are stated exclusive of mineral reserves.
6.	Mineral resources are reported as 64% attributable to Caledonia.
7.	All orebodies are depleted for mining.

In Situ Inferred Mineral Resource Tabulation for Blanket Mine as at 31 December 2021 (exclusive of mineral reserves)

Mineral Resource	Orebody	Tonnes	Au	Content
Classifiaction		t	g/t	Oz
	ARM	331 425	1.89	20 120
	ARS	278 380	2.68	23 975
	BF	297 519	2.60	24 836
	BLK1	879 307	2.64	74 747
	BLK2	974 983	4.05	126 908
Inferred	BLK3	412 612	3.36	44 637
	BLK6	252 085	2.95	23 899
	BQR	1 500 405	3.20	154 499
	ERC	313 242	3.71	37 351
	Lima	178 869	3.73	21 478
Inferred Total		5 418 826	3.17	552 450

Notes:

1.	Cut-off applied 1.5 g/t.
2.	No geological loss applied for measured, 5% for indicated and inferred.
3.	Commodity price utilised: USD1,600/oz.
4.	Mineral resources are stated exclusive of mineral reserves.
5.	Mineral resources are reported as 64% attributable to Caledonia.
6.	All orebodies are depleted for mining.

Mineral reserves as reported in the Company’s prior Form 20-F annual report vary substantially to the mineral reserves reported herein as at 31 December 2021.  The reasons for this are as follows:

●	2020 reserves were reported in line with IG7 guidelines and were not Subpart 1300 compliant
●	2020 reserves were given with an effective date of 1 January 2020
●	2021 reserves are Subpart 1300 compliant and are thus reported at 64% attributable and as at 31 December 2021

Due to the lack of comparability, the Company has not included a tabular comparison of current year versus prior year mineral reserves.

Mineral reserve estimates in this Annual Report are reported in accordance with the requirements of Subpart 1300.  Accordingly mineral resources in the measured and indicated categories have been converted to proven and probable mineral reserves respectively, by applying applicable modifying factors and are planned to be mined out under the life of mine plan within the period of our existing rights to mine, or within the time period of assured renewal periods of our rights to mine.

In addition, as of the date of this Annual Report, all mineral reserves are covered by required permits and governmental approvals.

Mineral Reserve Classification	Tonnes	Grade	Au Content
	kt	g/t	kg	oz
Proven	656	3.11	2,042	65,651
Probable	1,751	3.30	5,774	185,652
Total	2,408	3.25	7,816	251,304

Notes:

1.	Mineral reserve cut-off of 2.1 g/t applied.
2.

The gold price that has been utilised in the economic analysis to convert diluted measured and indicated mineral resources in the LoMP to mineral reserves is an average real term price of USD1,622/oz over the LOMP, using the forecast prices as per economic analysis.

3.	The mineral reserve estimation utilises the depleted 2022 mineral resource estimation and the 2020 mine design and LoMP.
4.	Mineral reserves are reported as 64% attributable to Caledonia Mining Corporation Plc.

An uneconomical tail containing 25.90 koz of gold has been excluded from the mineral reserve, since it is not economical on its own.

The mineral reserves information is from Blanket’s current life-of-mine plan, using depletion for the period 1 January 2020 until 31 December 2021.  They do not account for any internal conversions in the same period as an internal update and conversion to digital methodology for the 2022 fiscal year is underway.  Refer to Exhibit 15.4 or the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2021 for key assumptions, parameters, and methods used to estimate the mineral reserves and risks that could materially affect the potential development of the mineral reserves.

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

Exploration and Planned Work

The Blanket Mine is a producing operation. Ordinarily, exploration activities are carried out both on and off the mine. Mine exploration takes place mostly underground on the producing claims and is aimed at expanding the lateral and depth extension of the known ore bodies which are being mined, as well as searching for potential additional orebodies.  Available exploration platforms have been exhausted underground at Blanket Mine.  Equipping the Central Shaft is expected to enable the establishment of new exploration platforms to be restored.

This drilling may confirm and improve the down-dip inferred mineral resource. An electromagnetic survey may be considered; potentially delineating additional surface structural features and targets, which can be used in conjunction with and refinement of the geological concept being proposed.

The combination of the exploration drilling, geophysical survey and conceptual geological model (based on the sampling database) may increase the exploration targets and ultimately assist in increasing the mineral resource.

No underground exploration drilling was budgeted for the year 2021 and 2020 on Blanket Mine due to the unavailability of drilling platforms, unlike in the year, 2019, when 9,824 metres were drilled.  A total of 1,910 metres were drilled from surface at GG and Valentine satellite prospects.

Future exploration work will be focused primarily on the depth extensions of Blanket orebodies as per below.  For the 2022 fiscal year this amounts to the establishment of drilling platforms and approximately 13,000 metres of core drilling amounting to $1.3million.

The appropriate QAQC procedures were applied to satisfy best practice guidelines including the use of blanks, standards and duplicates.  These procedures with respect to sample preparation, analyses, security and data validation and verification are detailed in exhibit 15.4 titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2021.

Maligreen Project

Property Description and Ownership

On September 23, 2021, Caledonia announced that it had entered into an agreement to purchase 100% ownership of mining claims over Maligreen, a property situated in the Gweru mining district in the Zimbabwe Midlands, for a total cash consideration of US$4 million. The claims were purchased to further explore and the exploration and evaluation asset is disclosed in note 14 of the Consolidated Financial Statements. No production activities have taken place while under the control of the Company. The Maligreen Project is a brownfield gold exploration project situated on the Nkayi-Silobela Greenstone Belt that has historically been exploited via open pit mining.  The Maligreen property is envisioned as a combination open pit and underground operation.  Appropriate work has to be completed to determine the extent and economic viability of an underground operation.  This will be informed by future exploration drilling.

The Project is located in central Zimbabwe, approximately 73 km due west-southwest of Kwekwe, Midlands Province. Zimbabwe's capital city, Harare, lies 235 km northeast of Maligreen. The town of Nkayi lies 25 km west of the Project along the Kwekwe-Lupane Highway. The location of the project is indicated below.

The Project is centred on the following coordinates:

●	Latitude 19°1'51"S
●	Longitude 29°6'5"E

The Maligreen project is held under a portfolio of 41 adjacent mining claims in the Midlands Mining District. Of these, 40 encompass an area of 10 ha each and are issued for gold. Claim AMT 97 (claim number 11219BM) encompasses 150 ha and is issued for copper. This latter claim has not been the focus of exploration to date. Should future exploration reveal substantial gold mineralisation, application will be made to include gold ore in the claim. The claims are all up to date, with next inspections due in 2022. The claims were all held in the name of Maligreen Mining Company (Pvt) Ltd, which entered into an Agreement of Sale with |CHZ on September 22, 2021 to acquire the claims.

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations that produced approximately 20,000 ounces of gold mined from oxides between 2000 and 2002 after which the operation was closed. No exploration activities are currently active at the project, but the Company is planning to undertake additional exploration to fully understand the strike extension and depth extension potential.

History

The Maligreen deposit was discovered by Reunion Mining (Zimbabwe) Limited (“Reunion”) in October 1995 over a number of Exclusive Prospecting Orders. The property was purchased by Cluff Mineral Resources Limited (“Cluff”) in April 1998. In December 1999, Pan African (Pvt) Ltd (“Pan African”) entered into an agreement with Cluff to acquire a 50% interest in the Project. The acquisition was completed in April 2000 and a new joint-venture company MMC was registered (Trashliev, 2007).

As described by Trashliev (2007), four years of integrated regional geochemical and geophysical exploration led to the discovery of the Maligreen mineralisation by Reunion in 1995. A north-south, 3.3 km long geochemical signature along structural targets was identified. For the next two and a half years, Reunion drilled 107 diamond drillholes over 28,272 m and 526 percussion drillholes over 29,110 m, the results of which were utilised to define a gold mineral resource. Only the southern 1 km of the geochemical anomaly has been drilled. Limited geochemical data is however available. The area has been mapped and geological data relogged. No further exploration work was undertaken under Cluff ownership, but the company did revise the mineral resources to quantify the potential and guide mine planning.

Work commenced in January 2000 under MMC ownership to develop two open pits (North Pit and South Pit; Figure 5 and Figure 6) to exploit the orebody. A crushing, sizing and floatation plant was also constructed. Pan African completed 35 reverse circulation (“RC”) drillholes over 1,038 m to guide mine planning at North Pit. The first bullion was poured in July 2000. All available data for the project area was consolidated in 2003 and all 107 diamond drillholes were relogged. Mining ceased in September 2002, but the reason for this is uncertain. It is however assumed that they were targeting the oxides only.

Present Condition and Infrastructure

Infrastructure on site is minimal. There are two open pits, namely North Pit and South Pit, that were historically mined, as well as the heap leach pad and possible elution room that serviced the operations. An office block is occupied and maintains the care and maintenance of the historic operation. A basic process plant is erected and utilised by the Syndicate for their mining activities. All required infrastructure for exploration activities is in place.

The Maligreen project is in the exploration phase and the area is accessible by car via the Kwekwe-Lupane Road, approximately 80 km west of Kwekwe. From this road, the Mahlathini Road can be taken southwards for some 3.8 km, from which point a westwards gravel road provides direct access to the project area after 1.8 km. The journey from Kwekwe takes approximately 2 hours by car.

Permitting, Licensing, and Encumbrances

The Maligreen mineral resource occurs within a claims area covering a total of 550 ha. The Project is held under a portfolio of 41 adjacent mining claims in the Midlands Mining District.  Of these, 40 encompass an area of 10 ha each and are issued for gold. Claim AMT 97 (claim number 11219BM) encompasses 150 ha and is issued for copper. This latter claim has not been the focus of exploration to date. Should future exploration reveal substantial gold mineralisation, application will be made to include gold ore in the claim. The claims are all up to date, with next inspections due in 2022.

In 2022, an EIA and EMP will be devised as well as application made to convert the existing claims to a mining license.

Location of the existing claims are shown below.

Geological Setting, Mineralization and Deposit

The Maligreen gold deposit occurs in a northeast trending section of greenstone near the convergence (triple junction) of the Midlands, Bubi and Silobela greenstone belts. The Maligreen deposit is hosted in rocks assigned to the Maliyami Formation of the Upper Bulawayan Group. The regional structural trend around Maligreen is northeast, parallel to the contact between the greenstone pile and the Shangani granite-gneiss terrain to the southeast.

The country rocks at Maligreen consists of metamorphosed andesitic pyroclastics (grading from lapilli tuff to agglomerate), intermediate lavas (dacite/andesite) and mafic lavas (basalt/gabbro). The pyroclastics are interbedded with quartz-eye-porphyry (or QEP) and intruded by feldspar porphyry (or FP) dykes. Andesitic volcanics are porphyritic and amygdaloidal in places. A mafic (or marker) dyke has intruded along the contact between pyroclastics and dacitic volcanics, within a broad shear zone. The strongly altered and sheared zone known as the quartz-sericite-zone (or QSZ), forms the core of deformation and alteration at Maligreen.

Gold mineralisation at Maligreen is generally associated with pyrite. Both stockwork and breccia pipe-type mineralisation have been recognized. The breccia type is very limited and consists of rock fragments cemented with silicates and ore minerals. Geological, petrological and structural studies suggest that the Maligreen gold deposit is a partially reworked porphyry style gold deposit. There is evidence of an early exhalative mineralisation within the Pyroclastic Unit. The possible mechanism for the Maligreen gold deposition is likely a fluid flow, aided and abetted by high level rhyolitic intrusions, and redistributed through permeable secondary shear zones due to late dextral duplex-like segmentation.

A generic stratigraphic column is depicted below.

Based on previous work done on the deposit, as well as a detailed analysis of all the data available, a dominant north-south orientation is observed hosting mineralisation. These north-south mineralised trends are what has been mined in the existing surface pits. Additional mineralisation is seen trending northeast from these pits, in what has been termed the splays. Mineralisation at Maligreen is hosted by multiple lithologies, with specific lithologies dominant in different structural domains. An Indicator Interpolant function within Leapfrog was utilised to generate a grade halo showing all grades ≥0.2 g/t. This is believed to best represent the available data as well as enable an accurate representation of what is available for consideration in the mine plan.

The possible mechanism for the Maligreen gold deposition is likely a fluid flow, aided and abetted by high level rhyolitic intrusions, and redistributed through permeable secondary shear zones due to late dextral duplex-like segmentation.

A depiction of the mineralisation associated with a predominant North-South structure and associated splays is shown in plan and section for the North (A-A’) and South (B-B’) pits below.

Geological Model
(0.2 g/t Mineralisation Halo)
Plan View
AuFinal
3
2.5
2
1.5
1
0.5
0.2
A
A′
B
B′
N
Looking down
0,0
250,0
500,0
750,0
m

Geological Cross Sections at the Project *(Source Minxcon)*

December 2021

Mineral Resources Estimate

An ordinary kriged estimation was performed on the Maligreen deposit. Maligreen having been acquired in 2021 is a new including in this annual report.

Owing to the lack of confidence in the data due to not complying with latest QAQC best practice, only an inferred mineral resource was defined. The mineral resources reported at surface, which are all resources <220 m from surface and underground (>220 m from surface) are shown below. No mineral reserves are stated.

Surface inferred mineral resource for Maligreen project in situ as at December 31, 2021

Mineral Resource Category	Domain	Tonnes (Less Geological Loss)	Gold Grade	Gold Content
		Mt	g/t	koz
	North	4.42	1.27	181.3
Inferred	South	2.71	3.70	323.0
	SplayN	4.31	0.84	116.8
	SplayS	2.18	1.29	90.8
Total Inferred		13.62	1.63	711.9

Notes:

1.	Mineral resource cut-off of 0.4 g/t Au applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.
3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total mineral resources and 100% attributable to Caledonia.

Underground inferred mineral resource for Maligreen project in situ as at December 31, 2021

Mineral Resource Category	Domain	Tonnes (Less Geological Loss)	Gold Grade	Gold Content
		Mt	g/t	koz
	North	1.32	2.45	104.2
Inferred	South	0.40	8.21	106.3
	SplayN	0.21	2.30	15.3
	SplayS	0.04	1.91	2.3
Total Inferred		1.97	3.60	228.1

Notes:

1.	Mineral resource cut-off of 1.5 g/t Au applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.
3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total mineral resources and 100% attributable to Caledonia.

Total inferred mineral resource for Maligreen project in situ as at December 31, 2021

Mineral Resource Category	Domain	Tonnes (Less Geological Loss)	Gold Grade	Gold Content
		Mt	g/t	koz
	North	5.75	1.55	285.5
Inferred	South	3.12	4.29	429.3
	SplayN	4.51	0.91	132.1
	SplayS	2.22	1.31	93.1
Total Inferred		15.59	1.88	940.0

Notes:

1.	Mineral resource cut-off of 0.4 g/t Au for surface and 1.5 g/t Au for underground applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.
3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total mineral resources and 100% attributable to Caledonia.

Sufficient data is available to define a weathering profile, lithological model, as well as estimate a mineral resource for the Maligreen deposit. Lack of QAQC during sampling and low confidence in the data due to the historical nature means that only an inferred mineral resource can be defined.

The model utilises grade trends determined in Seequent Leapfrog Geo software as well as structural geological interpretations and mapping. This has resulted in a fairly robust geological model on which to base a revised mineral resource estimation. Based on this new revised model and the quantity of historical drillhole data available, a conversion from inferred to measured and indicated mineral resource should be fairly cost effective. It is estimated that the budget required for this conversion is between USD1.5 million and USD2 million. This translates into a low USD/oz “discovery” or conversion rate, to measured and indicated mineral resources, estimated to be in the region of USD3/oz to USD5/oz.

The Maligreen project lends itself to open pit mining with low grade stockpiling with the possibility of underground mining beneath the open pit.

Limited historical metallurgical testwork suggests that the ore is not that refractory with metal recovery rates above 80%.

To take the Maligreen project closer to operational status the inferred mineral resource will be upgraded by applying QAQC best practice to available core and database followed by updating the resource estimation and then re-assessing in particular the exploration drilling for infill and confirmatory drilling along with a programme to determine strike and depth extents of the orebody.

Further, independent metallurgical test work will be undertaken.

Exploration and Planned Work

Exploration activities at Maligreen are focused on establishing a camp at the Maligreen site, as well as applying appropriate QAQC best practice by re-logging and sampling of borehole core which has been stored at a local coreyard.  The aim of this project is to satisfy QP requirements to allow for conversion of the existing inferred resource to indicated and even measured categories where data allows and estimation conditions are met.

On completion of this work, a project revision will determine next steps and budget requirements for infill drilling as well as determining the depth and strike extension by further phased drilling.

There are limitations to the QAQC performed during the drilling campaigns and concerns with respect to the results of the QAQC. QAQC procedures generally are a combination of blanks, CRMs and duplicates to verify the precision and accuracy of the sampling procedures and laboratory processes. In the case of the Maligreen Project not all these QAQC sample types were included and the ones that were did not show good correlation or the information was not available. This is one of the reasons that the data was deemed of sufficient quality for an inferred mineral resource classification only.

The QP completed data verification in terms of overlaps, gaps and location as much as possible. Any errors observed were rectified.

The data supplied is sufficient to generate a geological model. The percussion and diamond drillholes are of a sufficient quality and quantity to run a resource estimate over the project area. However due to the lack of QAQC and the use of the percussion drillholes, a maximum of inferred mineral resource will be defined over the project area.

Future work will be conducted in line with QAQC protocols as described in the Technical Report Summary for Blanket Mine, Exhibit 15.4.

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

A. Operating Results

The key drivers of our operating results and principal activities are:

●	revenue, which is influenced by:
o	the price of gold, which fluctuates in terms of the realized USD gold price obtained; and
o	our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operation;
●	our cost of producing gold; and
●	other significant matters affecting profitability.

Revenue

Revenue increased to $121,329,000 in fiscal year 2021 from $100,002,000 in fiscal year 2020 (2019: $75,826,000). Gold produced was 67,476 oz. (2020: 57,899 oz.; 2019: 55,182). The increase in revenue was due to an increase in the average realized gold price received to $1,766 per oz. (2020: $1,749 per oz.; 2019: $1,382 per oz.) and increase in quantity of gold sold (see below).

Gold price

Average realized gold price per ounce is a non-IFRS measure which management believes assists the stakeholders in understanding the average price obtained for an ounce of gold.

Our revenues are derived from the sale of gold produced by the Blanket Mine. As a result, our revenues are directly influenced by the average realized gold price obtained from the sale of gold. The gold prices obtained may fluctuate widely and are influenced by factors beyond the control of the Company. The table below indicates the average realized gold price per ounce obtained for the 2021, 2020 and 2019 fiscal years.

$’000	2019	2020	2021
Revenue (IFRS)	75,826	100,002	121,329
Revenue from silver sales	(64)	(86)	(122)
Revenue from gold sales	75,762	99,916	121,207
Gold ounces sold	54,801	57,137	68,617
Average realized gold price per ounce	1,382	1,749	1,766

Gold produced

Tonnes milled, average grades, recoveries and gold produced are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz.)
Quarter 1	2019	122,389	3.26	93.4	11,948
Quarter 2	2019	136,262	3.11	93.2	12,712
Quarter 3	2019	142,706	3.19	93.2	13,646
Quarter 4	2019	155,389	3.61	93.8	16,876
Year	2019	556,746	3.26	93.4	55,182
Quarter 1	2020	140,922	3.35	93.8	14,233
Quarter 2	2020	143,210	3.13	93.9	13,499
Quarter 3	2020	157,343	3.19	93.9	15,155
Quarter 4	2020	156,487	3.19	93.5	15,012
Year	2020	597,962	3.21	93.8	57,899
Quarter 1	2021	148,513	2.98	93.0	13,197
Quarter 2	2021	165,760	3.34	93.8	16,710
Quarter 3	2021	179,577	3.48	94.2	18,965
Quarter 4	2021	171,778	3.57	94.3	18,604
Year	2021	665,628	3.36	93.9	67,476

Ounces produced increased by 17% mostly due to the increased tonnes milled, higher recovery and higher grade. Tonnes milled in the year were 11% higher than 2020. Production for 2021 was a new record and exceeded the Company’s revised guidance for 2021.

Production in January and February was adversely affected by lower tonnes milled due to a delay in the installation of an additional mill because of COVID-19-related production delays at the manufacturer. The new mill is expected to be installed in the second quarter of 2022; in the meantime, unprocessed ore is being stockpiled.

Production cost

Production cost includes salaries and wages, on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production cost for 2021, 2020 and 2019 is summarized below.

$ ‘000	2019	2020	2021
Salaries and wages	13,782	15,811	20,515
Consumable materials – Operations	12,850	14,358	17,288
Consumable materials – COVID-19	–	824	297
Electricity costs	6,319	8,071	10,363
Safety	525	708	774
Cash-settled share-based expense (note 12.1(a))	107	634	692
Gold work in progress	376	1,166	243
On mine administration	2,140	1,766	2,650
Pre-feasibility exploration costs	301	373	304
	36,400	43,711	53,126

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

iii.	All-in cost per ounce, which shows AISC per ounce plus the additional costs associated with activities that are undertaken to increase production (expansion capital investment).

($’000’s unless otherwise indicated)
	2019	2020	2021

Production cost (IFRS)	36,400	43,711	53,126
Less exploration and site restoration costs	(826)	(708)	(774)
Cash-settled share-based payment expense - allocated to production cost	(107)	(634)	(692)
COVID-19 expenses included in operating cost	-	(1,038)	(297)
Other cost	212	1,201	(453)
On-mine production cost*	35,679	42,532	50,910

Gold sales (oz.)	54,801	57,137	68,617
On-mine cost per ounce ($/oz.)	651	744	742

Royalty	3,854	5,007	6,083
ECI	(1,930)	(4,695)	-
Exploration, remediation and permitting cost	416	468	155
Sustaining capital development	565	760	619
Administrative expenses	5,637	7,997	9,091
Silver by-product credit	(64)	(86)	(122)
Cash-settled share-based payment expense	689	1,413	477
Cash-settled share-based payments expense - allocated to production cost	107	634	692
Procurement margin included in on-mine cost*	(2,400)	(3,501)	(2,401)
All in sustaining cost	42,553	50,529	65,504

Gold sales (oz.)	54,801	57,137	68,617
AISC per ounce ($/oz.)	777	884	955

Solar expenses	160	230	-
COVID-19 donations	-	1,322	74
COVID-19 expenses	-	1,038	297
Permitting and exploration expenses	132	373	74
Non-sustaining capital expenses	20,030	24,018	30,650
Total all in cost	62,875	77,510	96,599

Gold sales (oz.)	54,801	57,137	68,617
All-in cost per ounce ($/oz.)	1,147	1,356	1,408

*

The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between Cledonia Mining South Africa Proprietary Limited (“CMSA”) and Blanket is not deducted from On-mine cost as the cost represent a fair value that Blanket would pay for consumables if they were sourced from a third party. The procurement margin on these sales is deducted from All-in sustaining costs and All-in costs as these numbers represent the consolidated costs at a group level excluding intercompany profit margins.

On-Mine cost

On-mine cost comprises labour, electricity, consumables and other costs such as security and insurance. Production costs are detailed in note 8 to the Consolidated Financial Statements. On-mine costs per ounce for the year were lower than the prior year due to the increased production which meant that fixed costs were spread over more production ounces and good control of costs that are subject to management control. On-mine costs in 2021 include $1.3 million and $2.9 million respectively of costs that are outside management control which include the effects of the collective wage negotiations on direct and indirect labour costs, increased cost of consumables and services that are denominated in local currency and higher than anticipated use of the diesel generators due to an increased incidence of power interruptions. On-mine costs include the procurement margin paid to CMSA on the grounds that this cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party.

Wage negotiations in local currency (which take place every three or six months) reflect the very high rate of inflation in Zimbabwe but this is not compensated for by a reciprocal movement in the RTGS$/US$ exchange rate, which is managed by the RBZ. Thus, the higher RTGS$ wages that followed from the collective bargaining process result in substantially higher wages in US Dollar terms when translated at the official exchange rate. To avoid a repetition of this outcome, in late 2021, the remuneration of all Blanket’s employees was changed to 100% in US Dollars whereas previously it had been a combination of RTGS$ and US Dollars. Henceforth wage negotiations with Blanket employees will reference inflation in US Dollar terms which is expected to result in more subdued annual increases.

The installation of a further auto-tap changer at the end of 2021 reduced the frequency of power interruptions resulting from power surges on the incoming grid power and has significantly reduced the generator use and diesel expense from January 2022.

On-mine cost per ounce for 2021 was within the guidance range of between $740 and $815 per ounce.

All-in sustaining cost

All-in sustaining cost for the year was 2.4% higher than 2020. The increase was due to the higher on-mine cost per ounce as discussed above, higher administrative costs and variations in the intercompany procurement margin. Refer below and to note 11 of the Consolidated Financial Statements for details on administrative expenses.

All-in cost

All-in cost includes investment in expansion projects which remained at a high level due to the continued investment at Blanket. All-in cost does not include pre-feasibility investment in exploration and evaluation projects.

Other significant matters affecting profitability

Administrative expenses

Administrative expenses increased by 14% from the previous year, principally due to increased higher wages and salaries because of an increased headcount in Johannesburg and London, higher bonus payments reflecting the strong performance of the business in 2021, and the outcome of a benchmarking exercise to align the Company’s performance payments with comparable companies.

Administrative expenses are further analyzed in note 11 of the Consolidated Financial Statements.

Other expenses

Other expenses increased by 34% in 2021 compared to 2020. Other expenditures in 2021 included $1,167,000 on CSR projects by Blanket (2020: $382,000), an impairment of $3,837,000 on the accumulated expenditure on the Glen Hume exploration project and an impairment of $761,000 on the outstanding amount due in respect of the sale of Eersteling. Additional expenses are detailed in note 10 to the Consolidated Financial Statements.

Foreign exchange gains

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from local currency on the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 108.67 RTGS$ to 1 US Dollar as at December 31, 2021 (December 31, 2020: 81.79 RTGS$). On June 24, 2019 the Government issued S.I. 142 which stated “RTGS$ is to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of the Consolidated Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below. Further, the Company participated in the foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars during part of 2021 and accordingly obtained allotments from the RBZ.

In June 2021 the RBZ announced that companies that are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021 and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. As Blanket intends to increase its production from approximately 58,000 ounces of gold in 2020 to 73,000 to 80,000 ounces of gold in 2022 and 80,000 ounces thereafter, the listing of depositary receipts representing Caledonia’s shares on the VFEX should mean that Blanket will receive approximately 71.5% of its total revenues in US Dollars and the balance in RTGS$ going forwards.

The table below illustrates the effect that the weakening of the RTGS$ and other non-RTGS$ currencies had, against the US Dollar, on the statement of profit or loss and other comprehensive income.

	2019	2020	2021

Unrealized Foreign exchange (loss)/gain	31,411	8,367	2,755
Realised foreign exchange (loss)	(1,750)	(4,062)	(1,571)
Net foreign exchange (loss)/gain	29,661	4,305	1,184

Gold Loan and Call Option

The Company received $3 million (less transaction costs) in the form of a gold loan and call option which will be repaid by two deliveries of 925 ounces of gold in May 2022 and June 2022 but which will be financially settled. In addition, the Company granted the lender call options over 6,000 ounces of gold at a strike price of $2,000 per ounce expiring monthly in equal tranches from June 30, 2022 to November 30, 2022. The proceeds of the gold loan will be used in part to fund the solar project. Refer to note 14.2 of the Consolidated Financial Statements for more information on the Gold Loan and Call option.

Gold ETF

In April 2020, the South African subsidiary, CMSA, purchased a Gold ETF through Standard Bank Limited, utilized to invest excess short-term Rands on hand at the South African subsidiary. On May 5, 2021 the Gold ETF was realized. Refer to note 14.1 of the Consolidated Financial Statements for more information on the Gold ETF.

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

Refer to note 12.1 of the Consolidated Financial Statements for more information on the share-based payment awards.

During 2019 and 2021 a total of 17,585 RSUs and an aggregate of 373,979 PUs were awarded respectively to executives as well as to certain senior management and certain employees within the companies in the Group. On January 11, 2022, 226,739 PUs were granted to certain employees within the Group. An example of the award agreements are attached hereto as Exhibits 4.6, 4.7 and 4.8. Refer to note 12.1(a) of the Consolidated Financial Statement for a further analysis of cash-settled share-based payments granted and vested.

Caledonia Mining South Africa employee incentive scheme

From July 2017, Caledonia Mining South Africa Proprietary Limited granted 52,282 awards respectively to certain of its employees that entitle them to a cash pay-out at the Company’s share price on November 30 each year over a 3-year period from the grant date. All awards were fully vested or terminated by November 30, 2021. No new awards were granted. Refer to note 12.1(b) of the Consolidated Financial Statements for more information on the awards.

Government grant – Gold sale export credit incentive

From May 2016 the RBZ announced an export credit incentive (“ECI”) on the gold proceeds received for all largescale gold producers. On January 1, 2018 the ECI decreased from 3.5% to 2.5%, on February 1, 2018 it increased to 10% and on March 10, 2020 it increased to 25%. All incentives granted by the Zimbabwean Government were included in other income when determined receivable. All receipts were received in Blanket Mine’s RTGS$ account. The ECI was cancelled after June 26, 2020. Refer to note 9 of the Consolidated Financial Statements for amounts received.

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

Subsequent events

Connemara North

On conclusion of management’s assessments it was decided not to exercise the option over the Connemara North claims as the results of the work indicated that the property does not meet Caledonia’s strategic objectives. The decision to not exercise the option will not have an impact on the Consolidated Financial Statements as the information required to make the decision was not available by December 31, 2021. The decision will impair the Exploration and evaluation assets and increase the impairment expense by $463,000 in the Condensed Consolidated Interim Financial Statements as at March 31, 2022.

Cap and collar hedge

On February 17, 2022 the Company entered into a zero cost contract by way of call options to hedge approximately 25% of 2022 target gold production at Blanket via a cap and collar hedge for 20,000 ounces of gold over a period of 5 months from March 2022 to July 2022. The hedging contract has a cap of $1,940 and a collar of $1,825 over 4,000 ounces of gold per month expiring at the end of each month over the 5-month period.

On March 9, 2022 in response to a very volatile gold price the Company purchased a matching quantity of call options at a strike price above the cap at a total cost of $796,000 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price.

The future impact of the hedges are undeterminable at the date of issue of this document and will be quantified in the Condensed Consolidated Interim Financial Statements as at March 31, 2022.  Refer to note 14 and 41.1 of the Consolidated Financial Statements for more detail on the hedging agreements.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)

	2019	2020	2021
Profit for the year (IFRS)	50,401	25,257	23,142
Profit for the year attributable to non-controlling interests	(8,383)	(4,477)	(4,737)
Profit attributable to owners of the Company	42,018	20,780	18,405
Blanket Mine Employee Trust adjustment	(986)	(485)	(326)
Earnings (IFRS)	41,032	20,295	18,079
Weighted average shares in issue	10,742	11,704	12,170
IFRS EPS (cents)	382	173	149

Add back/(deduct) amounts in respect of foreign exchange gains and losses:
Realised net foreign exchange losses	1,648	4,062	1,571
- less tax	(414)	(1,006)	(381)
- less non-controlling interest	(198)	(383)	(153)
Unrealized net foreign exchange losses/(gains)	(31,309)	(8,369)	(2,755)
- less tax	519	2,158	567
- less non-controlling interest	5,000	836	270
Adjusted IFRS profit excl. foreign exchange	16,278	17,593	17,198
Weighted average shares in issue	10,742	11,704	12,170
Adjusted IFRS EPS excl foreign exchange (cents)	152	150	141

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	986	485	326
Impairment of property, plant and equipment	-	-	497
Impairment of E&E assets	-	2,930	3,837
Impairment of Eersteling receivable	-	-	761
Deferred tax	2,460	3,523	5,240
Deferred tax net of non-controlling interest	(477)	(900)	(602)
Hedge loss	601	266	240
Equity-settled share-based expense	-	-	-
Profit on sale of subsidiary	(4,409)	-	-
Adjusted profit	15,439	23,897	27,497
Weighted average shares in issue (m)	10,742	11,704	12,170
Adjusted EPS (cents)	144	204	226

B. Liquidity and Capital Resources

  Cash and cash equivalents

$’000	2020	2021
Bank balances	19,092	17,152
Cash and cash equivalents in the statements of financial position	19,092	17,152
Bank overdraft used for cash management purposes	-	(887)
Cash and cash equivalents in the statements of cash flows	19,092	16,265

Blanket Mine has arranged unsecured overdraft facilities with the following banks and terms.

Overdraft facilities		Interest rate
Stanbic Bank – RTGS$ denomination	112,000,000	32%
First Capital Bank – USD denomination	1,000,000	10%

As at year end, Caledonia’s cash was held in the following jurisdictions:

$’000	2020	2021
Jersey, Channel Islands	11,243	13,045
United Kingdom	1	4
South Africa	2,732	633
Zimbabwe (net of overdraft)	5,116	2,583
Total	19,092	16,265

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

As of December 31, 2021, Caledonia had a working capital surplus of $35,245,000 (2020: $34,622,000; 2019: $19,960,000). As of December 31, 2021, Caledonia had potential liabilities for rehabilitation work on Blanket (2021 and prior) – if and when those mines permanently close – at an estimated present value cost of $3,294,000 ($3,567,000; 2019: $3,346,000). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration activities.

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

As at December 31, 2021, the Company had the following contractual obligations:

Payments due by Period $’000	Less than 1 year	1-3 years	4-5 years	More than 5 years
Trade and other payables	9,957	-	-	-
Provisions	-	500	685	2,109
Capital expenditure commitments	3,493	-	-	-
Derivative financial liabilities	3,095	-	-	-
Lease liabilities	134	331	-	-
Cash-settled share-based payments	2,053	974	-	-
Total	18,732	1,805	685	2,109

Except for capital expenditure commitments, the contractual obligations in the table above are based on the classification requirements under IFRS.

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold on to Blanket. In addition to the committed purchase obligations set out above:

●	Blanket currently intends to invest approximately $27 million in 2022; and
●	Caledonia intends to pay $10.2 million for the solar project in 2022.

Blanket foreign exchange approval requirements

Approval from the RBZ is required for the remittance of dividends declared from Zimbabwe, for the repayment of loans and advances from Blanket Mine to Caledonia and the repayment of capital and consumables purchased from CMSA. During 2021 Caledonia obtained the necessary approvals from the RBZ to obtain foreign currency to conduct normal business operations.

C. Research and development, patents and licenses, etc.

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D. Trend Information

Production Guidance

Production for 2021 was 67,476 ounces, which was over the upper end of the revised guidance range of 65,000 to 67,000 ounces. Refer to Item 5.A – “Operating Results”, for further discussion and detail of actual production.

Production guidance for 2022 is between 73,000 and 80,000 ounces.

Cost Guidance

The estimated on-mine cost for 2021 was in the range of $740 to $815 per ounce and the estimated AISC for 2021 was a range of $985 to $1,080 per ounce. The actual on-mine cost per ounce for 2021 was $742 and actual AISC per ounce for 2021 was $990 – within the guidance range.

On-mine cost guidance for 2022 is in the range of $669 to $736 per ounce; guidance for AISC is $880 to $970 per ounce.

E. Critical Accounting Estimates

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of our current directors and the Group’s senior management as of May 17, 2022.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Company position(s) held Since	Number of Shares Beneficially Owned, Controlled or Directed as of May 17, 2022

Steven Curtis Chief Executive Officer & Director Johannesburg, South Africa	Chief Executive Officer and director over certain subsidiary companies.	Director since 2008 Chief Executive Officer since 2014	189,566

Leigh Wilson Non-Executive Director & Chairman Stuart, Florida, USA	Chairman of the Victory Portfolios	Director since 2012	40,000

Nick Clarke Non-Executive Director East Molesey, United Kingdom	Chairman and former Chief Executive Officer of Central Asia Metals Plc.	Director since 2019	Nil

John Kelly Non-Executive Director New Canan, Connecticut	Managing Partner of Active Capital Partners LLC (From January 2018) Independent Trustee, The Victory Funds (From February 2015). Non-Executive Member of CrossRoad LLC (From May 2009). Partner, McCarvill Capital Partners (September 2016 to September 2017).	Director since 2012	16,330

Johan Holtzhausen Non-Executive Director Cape Town, South Africa	Business consultant and Independent Director of DRDGOLD Limited.	Director since 2013	21,025

Dana Roets Chief Operating Officer Johannesburg, South Africa	Chief Operating Officer and director of the Company and certain subsidiary companies.	Chief Operating Officer since 2013 Director since 2022	Nil

Mark Learmonth Chief Financial Officer & Director Jersey, Channel Islands	Chief Financial Officer and director of certain subsidiary companies.	Chief Financial Officer since 2014, Director since 2015 and formerly Vice-President, Business Development since 2008	168,262

Geralda Wildschutt Non-Executive Director Johannesburg, South Africa

Founder and CEO of Maisha Social

Solutions Pty Ltd

Board member of SAICA ED Pty Ltd

Board member of The Hope Factory

Trustee of the Anglo American

Namibia Foundation

Sustainability Consultant Gold Fields

(2017, 2018)

		Director since 2021	Nil

Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands	Solicitor of the Supreme Court of England and Wales. Partner at Walkers and advocate of the Royal Court of Jersey.	General Counsel, Company Secretary and Head of Risk and Compliance since 2017	36,789

Caxton Mangezi Vice-president Zimbabwe operations Gwanda, Zimbabwe	Vice-president Zimbabwe operations	General Manager of Blanket Mine 1993-2021; Vice-president Zimbabwe operations since 2021	Nil

Gordon Wylie Non-Executive Director Malta, Europe	Non-executive director of Chaarat Gold Holdings Limited, which is listed on AIM (symbol: CGH), and a non-executive director of Silverton Metals Corp., which is listed on TSX-V (symbol: SVTN). The former chairman of Lydian International Limited and a former non-executive director of Avocet Mining Plc.	Director since 2022	Nil

No family relationships exist between any of the Directors or senior management.

John McGloin resigned in February 2022 as a director.

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

Mr. Holtzhausen is chairman of the Audit and Risk Committees and a member of the Remuneration and Nomination Committee of DRD Gold Limited.

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

Mr. Roets was appointed Caledonia’s Chief Operating Officer in 2013 and appointed to the Caledonia board in January 2022.

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

Mr. Learmonth was appointed Vice-President Finance, Chief Financial Officer of the Company in November 2014. Mr. Learmonth was responsible for Investor Relations and Corporate Development of the Company until the appointments of Mr. Maurice Mason (VP Corporate Development) and Mrs. Camilla Horsfall (VP Investor Relations) in 2016 and 2020, respectively.

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

Adam Chester – General Counsel, Company Secretary and Head of Risk and Compliance

In January 2017 Mr. Adam Chester joined the management team as General Counsel, Company Secretary and Head of Risk and Compliance. Mr. Chester is a dual qualified lawyer (England and Jersey, Channel Islands) and previously worked as a solicitor of the Supreme Court of England and Wales at international law firms in the City of London and, more recently, as an advocate of the Royal Court of Jersey at an international offshore law firm in which he was a partner. He has over 20 years’ experience advising businesses and individuals on a variety of commercial and corporate legal issues.

Caxton Mangezi – Vice-president Zimbabwe operations

Mr. Caxton Mangezi is a qualified miner and mine manager. He has worked at Blanket since 1969 in a range of roles including geological technician, overseer miner and underground manager.

Mr. Mangezi has been General Manager of Blanket Mine since 1993, with full responsibility for day-to-day operations. Mr. Mangezi was appointed as the Vice President Zimbabwe Operations during 2021. Mr. Mangezi also serves as director on certain Zimbabwean subsidiary companies.

Gordon Wylie – Non-Executive Director

Mr. Wylie holds a bachelor’s degree with Honours in Geology from the University of Glasgow, a Management Diploma from UNISA South Africa and a Postgraduate Diploma in Mining Engineering and Mineral Economics from Wits University, South Africa.

Mr. Wylie has over 46 years’ experience in the mining industry in both mining and exploration geology. Between 1997 and 2005, Mr Wylie was part of AngloGold Ashanti Limited’s senior management team where he was responsible for the company’s global exploration programs, mining geology and associated technical services, covering around 40 countries and 5 continents.

Since leaving AngloGold Ashanti, Gordon has accumulated 16 years’ board experience as a non- executive director, of which 12 were as chairman at Lydian International Limited.  He is currently a non-executive director of Chaarat Gold Holdings Limited, which is listed on AIM (symbol: CGH), and a non-executive director of Silverton Metals Corp., which is listed on TSX-V (symbol: SVTN).

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards	Non‑equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(2) (3)	(i)
					Annual incentive plans (1)	Long term incentive plans
Steven Curtis Chief Executive Officer	2021 2020 2019	517,525 470,478 459,900	127,836 380,477 200,391	- - -	- - -	- - -	- - -	240,000 235,239 70,000	885,362 1,086,194 730,291
Dana Roets Chief Operating Officer	2021 2020 2019	489,590 445,082 442,602	80,564 239,641 128,217	- - -	- - -	- - -	- - -	170,000 222,541 65,000	740,154 907,263 662,292
Mark Learmonth Chief Financial Officer	2021 2020 2019	480,011 436,373 433,942	89,645 231,660 163,350	- - -	- - -	- - -	- - -	235,000 218,187 65,000	804,656 886,220 662,292
Caxton Mangezi General Manager and Director of the Blanket Mine	2021 2020 2019	429,478 374,817 450,377	123,250 294,512 107,050	- - -	- - -	- - -	- - -	263,180 187,409 63,771	815,908 856,738 621,198
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance	2021 2020 2019	316,996 286,952 281,744	119,103 133,840 73,046	- - -	- - -	- - -	- - -	158,498 38,510 29,773	594,597 459,302 384,563

(1)

Awards are considered to be share based awards. The amounts stated are the expenses for the year to revalue the liability to the amount that is expected to vest at the applicable year end. Refer to table below for the awards outstanding as at December 31, 2021.

(2)	The amounts shown in (h) relate to bonuses paid to NEOs. No fees for acting as a Director were paid to NEOs.
(3)	The amounts shown in (h) for Steve Curtis, Dana Roets, Mark Learmonth and Caxton Mangezi relates to bonuses provided for in 2021, but were only paid in January 2022.

Non-executive director fees were paid in equal quarterly instalments in arrears during 2021. From January 1, 2021 to December 31, 2021 the approved non-executive director fees amounted to $90,000 p.a. payable to each non-executive director other than Mrs. Geralda Wildschutt who received a pro-rata amount of $76,936 for her services in 2021.

Long term incentive plan

The following key management members were granted RSUs and PUs, pursuant to the provisions of the OEICP. The outstanding RSUs and PUs as at December 31, 2021 were as follows:

Key management member	Vesting date	RSUs	PUs
Steve Curtis	2022/01/11 2023/01/11 2024/01/11	- - -	44,309 16,547 8,769
Dana Roets	2022/01/11 2023/01/11 2024/01/11	- -	27,898 10,436 5,530
Mark Learmonth	2022/01/11 2023/01/11 2024/01/11	- -	28,287 10,231 5,422
Caxton Mangezi	2022/01/11 2023/01/11 2024/01/11	17,971 -	23,533 8,788 4,657
Adam Chester	2022/01/11 2023/01/11 2024/01/11	- -	13,692 7,103 3,509
Total		17,971	218,711

For further detail on the RSUs and PUs refer to note 12.1 (a) of the Consolidated Financial Statements.

No director equity options were outstanding at December 31, 2021.

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

Audit	Compensation	Governance	Nomination	Disclosure
J Holtzhausen	L Wilson	L Wilson	L Wilson	M Learmonth
J Kelly	J Kelly	J Kelly	J Holtzhausen	S Curtis
G Wildschutt	J Holtzhausen	G Wildschutt	N Clarke	D Roets
			J Kelly	C Horsfall
			G Wildschutt	A Chester
G Wylie

Technical	Strategic Planning	ESG
J Holtzhausen	L Wilson	L Wilson
D Roets	J Kelly	J Kelly
S Curtis	S Curtis	S Curtis
N Clarke	M Learmonth	D Roets
G Wylie	D Roets	G Wildschutt
	J Holtzhausen	A Chester
	M Mason	C Horsfall
N Clarke
G Wildschutt
G Wylie

The Audit Committee is comprised of the following directors: (i) Johan Holtzhausen (Chairperson), (ii) John Kelly, and (iii) Geralda Wildschutt. Each member of the Audit Committee is considered independent as defined under Canadian National Instrument 52-110 and as defined pursuant to Section 803 of the NYSE American LLC Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110 Audit Committees.

The purpose of the Audit Committee is to discharge the Board’s responsibilities relating to:

1.	Opening an avenue of communication between Caledonia’s management, the independent auditors and the Board and to assist the Board in its oversight of the:
●	integrity, adequacy and timeliness of Caledonia’s financial reporting and disclosure practices;
●	processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;
●	compliance with legal and regulatory requirements related to financial reporting;
●	independence and performance of the independent auditors;
●	processes implemented by management to ensure effective internal controls over financial reporting;
●	enterprise risk management;

●	fraud risks related to financial reporting;
●	risks related to financial reporting; and
●	integrated reporting.
2.

Performing any other activities consistent with the charter of the Audit Committee to ensure that Caledonia’s articles of association, governing and regulatory laws as required by the SEC, Sarbanes-Oxley Act and NYSE American LLC and AIM requirements are monitored by management.

3.

The role  of oversight. The financial statements are the responsibility of management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia’s financial statements in accordance with IFRS.

4.	Ensuring that a combined assurance model is developed and implemented to provide a co-ordinated approach to all assurance activities.

The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to:

1.	Compensation of the Corporation’s executive officers and the directors of the Corporation;
2.	Establishment and administration of policies, programs and procedures for compensating and incentivising its executive officers;
3.	Oversight of the compensation structure and benefit plans and programs of the Corporation; and
4.	Executive compensation disclosure and compliance with the Executive Compensation Policy.

Terms of reference of the Audit Committee are given in the charter of the Audit Committee, and the terms of reference of the Compensation Committee are given in the charter of the Compensation Committee.  All charters of committees are available on the Company’s website (www.caledoniamining.com) or, on request, from the Company’s offices listed in this report.

Benefits upon termination are disclosed in note 36 of the Consolidated Financial Statements and an example contract is disclosed in Exhibit 4.2.

D. Employees

The average, approximate number of employees, their categories and geographic locations for each of the last 3 years are summarized in the table below:

Geographic Location and Number of Employees:

Employee Location	2019	2020	2021
Total Employees
London, United Kingdom - Management and administration	1	2	2
Jersey, Channel Islands - Management and administration	3	3	3
South Africa - Management, procurement, administration and technical	13	16	21
Zimbabwe - Mine operations (i)	1,569	1,697	1,923
Total Employees at all Locations	1,586	1,718	1,949

Management and Administration:

Employee Locations:	2019	2020	2021
London, United Kingdom - Management and administration	1	2	2
Jersey, Channel Islands - Management and administration	3	3	3
Zimbabwe - Mine operations	44	46	55
South Africa - Management, procurement, administration and technical	12	15	20
Total Management and Administration	60	66	80

E. Share Ownership

(a)         The direct and indirect shareholdings of the Company’s directors, officers and senior management as at May 17, 2022 were as follows:

	Number of shares	Percentage share holding
L Wilson	40,000	0.31%
S Curtis	189,566	1.48%
M Learmonth	168,262	1.31%
J Kelly	16,330	0.13%
J Holtzhausen	21,025	0.16%
A Chester	36,789	0.29%
N Clarke	-	0.00%
D Roets	-	0.00%
G Wildschutt	-	0.00%
C Mangezi	-	0.00%
G Wylie	-	0.00%
Total	471,972	3.68%

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

(b)	Share purchase options outstanding as of May 17, 2022:

Name		Exercise Price CAD	Expiry Date	Number of Options
P Chidley	Advisor	*9.30	August 25, 2024	5,000
P Durham	Advisor	*9.30	August 25, 2024	5,000
TOTAL				10,000

*The exercise price of CAD$9.30 per share was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate at the date of grant (August 25, 2017).

In terms of the OEICP, the expiry of the options that expire in a closed period will be extended by 10 days from the cessation of the closed period.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of Caledonia's knowledge, as at May 17, 2022, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

Beneficial owner name	2019		2020		2021
	Number of Shares Held	Percentage of Issued Shares	Number of Shares Held	Percentage of Issued Shares	Number of Shares Held	Percentage of Issued Shares
Allan Gray (through two of its funds)	2,070,348	17.98%	1,957,391	16.15%	1,957,391	15.34%
Sales promotion Services S.A./ Heinrich Auwärter	848,773	7.37%	663,773	5.48%	663,773	5.20%
Fremiro Investments (Private) Limited	727,266	6.32%	727,266	6.00%	727,266	5.70%
TD Ameritrade	884,647	7.68%	-	-	-	-

All shareholders have the same voting rights as all other shareholders of Caledonia.

According to our share register and information received from our registrar on May 4, 2022 the shares of Caledonia (including those represented by depositary interests) were held in the following geographic locations:

Geographic Location based on the share register only	Number of Shares Held	Percentage of Issued Shares

United Kingdom	4,294	0.03%
USA	11,471,117	89.39%
Canada	4,819	0.04%
Zimbabwe	1,347,996	10.50%
Other	4,900	0.04%
	12,833,126	100%

12,833,126 shares of the Company, as on May 4, 2022, are held by a total of 80 registered shareholders.

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

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

This Annual Report contains the audited Consolidated Financial Statements which comprise the consolidated statements of financial position as at December 31, 2021 and December 31, 2020 and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2021, December 31, 2020 and December 31, 2019.

Reference is made to the Consolidated Financial Statements that are filed as part of this Annual Report on pages F1 – F67

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2021 nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the twelve months ended December 31, 2021, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

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

Declaration date	cents per share
January 10, 2019	6.875
April 11, 2019	6.875
July 11, 2019	6.875
October 10, 2019	6.875
January 16, 2020	7.5
May 14, 2020	7.5
July 16, 2020	8.5
October 15, 2020	10.0
January 14, 2021	11.0
April 15, 2021	12.00
July 15, 2021	13.00
October 14, 2021	14.00
January 13, 2022	14.00
April 4, 2022	14.00

B. Significant Changes

We have not experienced any significant changes since the date of the Consolidated Financial Statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING

A. Offering and Listing Details

The Company’s shares trade on the NYSE American, AIM (in the form of depositary interests) and VFEX (in the form of depositary receipts) under the trading symbol “CMCL”. Caledonia voluntary delisted its shares from the TSX on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s shares trade on the NYSE American, AIM (in the form of depositary interests) and VFEX (in the form of depositary receipts) under the trading symbol “CMCL”. Caledonia voluntary delisted its shares from the TSX on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents.

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

C. Material Contracts

Not applicable.

D. Exchange Controls

There are no governmental laws, decrees or regulations existing in Jersey, Channel Islands, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities, nor does Jersey, Channel Islands have foreign exchange currency controls. Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa; Caledonia obtained the necessary approvals from the RBZ and the Reserve Bank of South Africa to transfer foreign currency during 2021.

E.	Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of shares. No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based is subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to taxing jurisdictions other than, or in addition to, the United States; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) U.S. expatriates or former long-term residents of the U.S., or (m) are subject to special tax accounting rules with respect to shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of shares.

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

Passive Foreign Investment Company (“PFIC”) Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2021 No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold shares.

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

	2021 USD’000		2020 USD’000		2019 USD’000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	59	259	59	1,959	57	4,176
Trade and other receivables	-	2,293	-	249	-	1,735
Trade and other payables	-	(166)	-	(174)	-	(179)
Term loan	-	-	-	408	-	(2,471)
Overdraft	-	(887)	-	-	-	(490)
	59	1,499	59	2,442	57	2,771

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss before tax for the Group:

	2021 USD’000		2020 USD’000		2019 USD’000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	3	40	3	103	3	199
Trade and other receivables	-	109	-	12	-	82
Trade and other payables	-	(8)	-	(8)	-	9
Term loan	-	-	-	19	-	(117)
Overdraft	-	(42)	-	-	-	(23)
	3	99	3	126	3	150

C. Interest Rate Risk

The Group's interest rate risk arises from loans and borrowings, overdraft facility and cash held. The loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable-rate borrowings expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements.

The Group’s assets and (liabilities) exposed to interest rate fluctuations as at year-end are summarized as follows:

	2021	2020	2019
Term loan	-	(408)	(2,471)
Cash and cash equivalents	17,152	19,092	9,383
Overdraft	(887)	-	(490)

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarizes the effect of a change in finance cost on the Group’s profit or loss and equity for the year, had the rates charged differed.

Sensitivity analysis – cash and cash equivalents

	2021	2020	2019

Increase in 100 basis points	172	191	94
Decrease in 100 basis points	(172)	(191)	(94)

Sensitivity analysis – term loan

Increase in 100 basis points	-	4	(25)
Decrease in 100 basis points	-	(4)	25

Sensitivity analysis – overdraft

Increase in 100 basis points	9	-	(5)
Decrease in 100 basis points	(9)	-	5

D. Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a debtor fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. Trade and other receivables are analysed in note 24 to the Consolidated Financial Statements and include $4.5 million (2020: $1.3 million; 2019: $3.0 million) due from Fidelity in respect of gold deliveries immediately prior to the close of business at the end of 2021 and $3.2 million (2020: $2.3 million; 2019: $1.8 million) due from the Zimbabwe Government in respect of VAT refunds. The amount due from Fidelity was paid in full after year-end; the outstanding balance at December 31, 2021 reflects a normal balance in the context of the timing of bullion shipments to Fidelity and payments from Fidelity for bullion received. The amount due in respect of the longer-outstanding VAT refunds were within the agreed terms and a portion was also received after year-end.

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

The Group regularly monitors its market risk and evaluates the options available. Post year end management entered into a cap and collar hedge to hedge its exposure to the gold price and on December 13, 2021 into a gold loan and call option. Refer to note 14.2 of the Consolidated Financial Statements for more detail.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the gold price will have an impact on the revenue of the Group and the fair value of the gold loan and call option at December 31, 2021. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

As at December 31, 2021 an increase or decrease of 5% of the gold price would have the following equal or opposite effect on the:

Consolidated statement of financial position:

	Increase	Decrease
Derivative financial liabilities - gold loan	143	(143)
Derivative financial liabilities - call option	11	(11)
	154	(154)

Consolidated statement of profit or loss and other comprehensive income:

	Increase	Decrease
Fair value loss on derivative financial instruments - gold loan	143	(143)
Fair value loss on derivative financial instruments - call option	11	(11)
	154	(154)

The Group’s revenues had full exposure to the gold price up to December 13, 2021 when the gold loan and call option agreement was concluded (refer note 14.2 of the Consolidated Financial Statements).

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2021. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our CEO and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2021, and we have concluded our disclosure controls and procedures were effective as at December 31, 2021.

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

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

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

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Caledonia’s board of directors has determined that the three members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined pursuant to Section 803 of the NYSE American LLC Company Guide (as such definition may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110, and one of the members can be considered to be a financial expert as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. The financial expert serving on the Audit Committee is Mr. J. Holtzhausen, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management”. Messrs. J. Holtzhausen, J. Kelly and G. Wildschutt are all independent directors under the applicable rules.

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

The Company has not granted any waiver from the Code of Ethics to the CEO, CFO, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2021.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our external auditors, BDO South Africa Incorporated, Johannesburg, Gauteng, South Africa (PCAOB ID 1368), unless stated otherwise, for the years indicated:

	(1)(2)2021	(1)(2)2020
Audit fees	282,888	255,553
Audit – related fees	-	-
Tax fees	-	-
All other fees	12,715	38,191
TOTAL	295,603	293,744

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

None.

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

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the year ended December 31, 2021, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

ITEM 19 - EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1- F-67

Exhibit List

Exhibit No.	Name
1.1	Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2016)
2.1	Description of Registered Securities (incorporated herein by reference as Exhibit 2.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021)
4.1	OEICP (revised 2020) (incorporated herein by reference as Exhibit 2.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021)
4.2	Employment contracts/executive employment agreements (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2017)
4.3	Share Subscription Agreements – Blanket Mine (incorporated herein by reference to Exhibit 15.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
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

4.6	January 11, 2019 PU award agreement and addendum example (incorporated herein by reference as Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2019)
4.7	January 19, 2020 RSU and PU award agreement example (incorporated herein by reference as Exhibit 4.7 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2020)
4.8	January 11, 2021 PU award agreement example (incorporated herein by reference as Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021)
4.9	Mining Lease (incorporated herein by reference to Exhibit 4.9 of the registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2020)

Exhibit No.	Name
4.10	January 24, 2022 PU award agreement example
4.11	Addendum to Award Agreement dated January 24, 2022
4.12	Agreement of Sale – Maligreen Mining Claims
8.1	List of Caledonia Mining Corporation Plc group entities
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO South Africa Incorporated
15.2	Consent of Uwe Engelmann
15.3	Consent of Daniel (Daan) van Heerden
15.4	S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe, with an effective date of December 31, 2021
15.5	S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe, with an effective date of December 31, 2021
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

CALEDONIA MINING CORPORATION PLC.

Date: May 17, 2022	By:	/s/ Mark Learmonth
Name: Mark Learmonth
Title: Chief Financial Officer

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196 Private Bag X60500 Houghton, 2041 South Africa

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Caledonia Mining Corporation Plc

St Helier, Jersey Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Caledonia Mining Corporation Plc (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

May 17, 2022

(date of signing consent)

BDO South Africa Incorporated
Registration number: 1995/002310/21
Practice number: 905526
VAT number: 4910148685

Chief Executive Officer: B Mokoena

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

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Note	2021	2020	2019

Revenue	7	121,329	100,002	75,826
Less: Royalty		(6,083)	(5,007)	(3,854)
Production costs	8	(53,126)	(43,711)	(36,400)
Depreciation	18	(8,046)	(4,628)	(4,434)
Gross profit		54,074	46,656	31,138
Other income	9	46	4,765	2,274
Other expenses	10	(7,136)	(5,315)	(666)
Administrative expenses	11	(9,091)	(7,997)	(5,637)
Cash-settled share-based expense	12.1	(477)	(1,413)	(689)
Net foreign exchange gain	13	1,184	4,305	29,661
Profit on sale of subsidiary	23.2	–	–	5,409
Fair value losses on derivative instruments	14.1	(240)	(266)	(601)
Operating profit		38,360	40,735	60,889
Finance income	16	14	62	146
Finance cost	16	(375)	(367)	(344)
Profit before tax		37,999	40,430	60,691
Tax expense	17	(14,857)	(15,173)	(10,290)
Profit for the year		23,142	25,257	50,401

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(531)	(173)	49
Reclassification of accumulated exchange differences on the sale of subsidiary		–	–	(2,109)
Total comprehensive income for the year		22,611	25,084	48,341

Profit attributable to:
Owners of the Company		18,405	20,780	42,018
Non-controlling interests	28	4,737	4,477	8,383
Profit for the year		23,142	25,257	50,401

Total comprehensive income attributable to:
Owners of the Company		17,874	20,607	39,958
Non-controlling interests	28	4,737	4,477	8,383
Total comprehensive income for the year		22,611	25,084	48,341

Earnings per share
Basic earnings per share ($)	27	1.49	1.73	3.82
Diluted earnings per share ($)	27	1.48	1.73	3.81

The accompanying notes on pages 10 to 70 are an integral part of these consolidated financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited
As at December 31	Note	2021	2020

Assets
Property, plant and equipment	18	149,102	126,479
Exploration and evaluation asset	19	8,648	6,768
Deferred tax asset	17	194	87
Total non-current assets		157,944	133,334

Inventories	20	20,812	16,798
Prepayments	21	6,930	1,974
Trade and other receivables	24	7,938	4,962
Income tax receivable	17	101	76
Derivative financial assets	14.1	–	1,184
Cash and cash equivalents	22	17,152	19,092
Assets held for sale	23	–	500
Total current assets		52,933	44,586
Total assets		210,877	177,920

Equity and liabilities
Share capital	25	82,667	74,696
Reserves	26	137,779	138,310
Retained loss		(59,150)	(71,487)
Equity attributable to shareholders		161,296	141,519
Non-controlling interests	28	19,260	16,524
Total equity		180,556	158,043

Liabilities
Provisions	29	3,294	3,567
Deferred tax liabilities	17	8,034	4,234
Loans and borrowings - long term portion	30	–	–
Cash-settled share-based payment - long term portion	12.1	974	1,934
Lease liabilities - long term portion	15	331	178
Total non-current liabilities		12,633	9,913

Loans and borrowings - short term portion	30	–	408
Cash-settled share-based payment - short term portion	12.1	2,053	336
Lease liabilities - short term portion	15	134	61
Derivative financial liabilities	14.2	3,095	–
Income taxes payable	17	1,562	495
Trade and other payables	31	9,957	8,664
Overdraft	22	887	–
Total current liabilities		17,688	9,964
Total liabilities		30,321	19,877
Total equity and liabilities		210,877	177,920

The accompanying notes on pages 10 to 70 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance January 1, 2019		55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Transactions with owners:
Dividends declared	34	-	-	-	-	(2,969)	(2,969)	(426)	(3,395)
Equity-settled share-based payment		963	-	-	-	-	963	-	963
Total comprehensive income:
Profit for the year		-	-	-	-	42,018	42,018	8,383	50,401
Other comprehensive income for the year		-	(2,060)	-	-	-	(2,060)	-	(2,060)
Balance December 31, 2019		56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Transactions with owners:
Dividends declared	34	-	-	-	-	(3,887)	(3,887)	(655)	(4,542)
Shares issued:
- Share-based payment	12.1	216	-	-	-	-	216	-	216
- Options exercised	25	30	-	-	-	-	30	-	30
- Equity raise (net of transaction cost)	25	12,538	-	-	-	-	12,538	-	12,538
- Blanket shares purchased from Fremiro	5	5,847	-	-	(2,247)	-	3,600	(3,600)	-
Total comprehensive income:
Profit for the year		-	-	-	-	20,780	20,780	4,477	25,257
Other comprehensive income for the year		-	(173)	-	-	-	(173)	-	(173)
Balance at December 31, 2020		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043
Transactions with owners:
Dividends declared	34	-	-	-	-	(6,068)	(6,068)	(2,001)	(8,069)
Shares issued:
- Options exercised	25	165	-	-	-	-	165	-	165
- Equity raise (net of transaction cost)	25	7,806	-	-	-	-	7,806	-	7,806
Total comprehensive income:
Profit for the year		-	-	-	-	18,405	18,405	4,737	23,142
Other comprehensive income for the year		-	(531)	-	-	-	(531)	-	(531)
Balance at December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556
	Note	25	26	26	26			28

The accompanying notes on pages 10 to 70 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	2021	2020	2019

Cash generated from operations	32	38,703	37,967	23,885
Interest received		14	56	146
Interest paid		(388)	(405)	(454)
Tax paid	17	(7,426)	(6,656)	(5,517)
Net cash from operating activities		30,903	30,962	18,060

Cash flows used in investing activities
Acquisition of property, plant and equipment		(32,112)	(25,081)	(19,852)
Acquisition of exploration and evaluation assets		(5,717)	(2,759)	(172)
Proceeds from sale of assets held for sale	23.1	500	–	–
Realisation (purchase) of Gold ETF	14.1	1,066	(1,058)	–
Proceeds from disposal of subsidiary	23.2	340	900	1,000
Net cash used in investing activities		(35,923)	(27,998)	(19,024)

Cash flows from financing activities
Dividends paid		(8,069)	(4,542)	(3,395)
Term loan proceeds (net of transaction cost)	30	–	–	2,294
Term loan repayments	30	(361)	(574)	–
Proceeds from gold loan	14.2	2,752	–	–
Proceeds from call option	14.2	208	–	–
Payment of lease liabilities	15	(129)	(118)	(124)
Shares issued – equity raise (net of transaction cost)	25	7,806	12,538	–
Proceeds from share options exercised	25	165	30	–
Net cash from (used in) financing activities		2,372	7,334	(1,225)

Net (decrease) / increase in cash and cash equivalents		(2,648)	10,298	(2,189)
Effect of exchange rate fluctuations on cash and cash equivalents		(179)	(99)	(105)
Net cash and cash equivalents at the beginning of the year		19,092	8,893	11,187
Net cash and cash equivalents at the end of the year	22	16,265	19,092	8,893

The accompanying notes on pages 10 to 70 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2021 and 2020, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2021, 2020 and 2019, notes, significant accounting policies and other explanatory information. The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on  June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

i)	Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved for issue by the Board of Directors on March 17, 2022.

ii)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

●	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;

●	equity-settled share-based payment arrangements measured at fair value on the grant date; and

●	derivative financial assets and derivative financial liabilities measured at fair value.

iii)	Functional currency

These consolidated financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 13 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the consolidated statement of profit or loss and other comprehensive income.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

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

(a)	Estimation uncertainties
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

Other items of property, plant and equipment are depreciated as described in note 4(g)(iii).

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

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

●	correlation between drill-holes intersections where multiple reefs are intersected;
●	continuity of mineralisation between drill-hole intersections within recognised reefs; and
●	appropriateness of the planned mining methods.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
ii)	Mineral reserves and resources (continued)

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

●	the gold price based on current market price and the Group’s assessment of future prices;
●	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
●	cut-off grade;
●	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
●	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

●	asset carrying values may be affected due to changes in the estimated cash flows (i.e. Impairment);
●	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of production method or where useful lives of an asset change; and
●	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing or cost of these activities.

iii)	Blanket mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant assumptions and estimates which are explained in note 5.

iv)	Site restoration provision

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2021. Assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for (refer to note 29).

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

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

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. In 2019 the Zimbabwe Revenue Authority (“ZIMRA”) issued Public Notice 26 (“PN26”) effective from February 22, 2019. PN26 provided clarity on the interpretation of Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, which requires a company earning taxable income to pay tax in the same or other specified currency that the income is earned. PN 26 clarifies that the calculation of taxable income be expressed in RTGS$ and that the payment of the tax payable, determined in RTGS$, be paid in the ratio of turnover earned. The application of PN26 resulted in a significant reduction in the deferred tax liability and the Group recorded the best estimate of the tax liability. The clarification of PN26 was applied prospectively from the 2019 year.

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

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer to note 5) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

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

Additional information about significant assumptions and estimates used to determine the fair value of cash settled share-based payment transactions are disclosed in note 12.1.

viii)	Impairment

Non-financial assets

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates.

Non-derivative financial assets

The Group uses a simplified approach in accounting for trade receivables and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. The Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

(b)	Judgements

Judgement is required when assessing whether the Group controls an entity or not. Controlled entities are consolidated. Further information is given in notes 4(a) and 5.

Refer to note 4(b)(ii) for judgement applied to determine functional currency of entities in the Group and the use of the interbank rate of exchange to translate RTGS$.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. In addition, the accounting policies have been applied consistently by the Group.

a)	Basis of consolidation
i)	Subsidiaries and structured entities

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

Intra-group balances and transactions arising from intra-group transactions are eliminated.

(a)	Foreign currency
i)	Foreign operations

As stated in note 2(iii) the presentation currency of the Group is the US Dollars. The functional currency of the Company and all its subsidiaries is the US Dollars except for the South African subsidiary that uses the South African Rand (“ZAR”) as its functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

●	assets and liabilities are translated using the exchange rate at year end; and
●	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognised in Other Comprehensive Income (“OCI”).

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

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

On October 1, 2018 the Reserve Bank of Zimbabwe (“RBZ) pegged the Zimbabwe dollar (“RTGS$”) at 1:1 to the US Dollar and on February 20, 2019 issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 108.67 RTGS$ (2020: 81.79 RTGS$, 2019: 16.77 RTGS$) to 1 US Dollar as at December 31, 2021.

Further, the RBZ issued a directive to Zimbabwean banks to separate foreign currency (“Foreign currency”) and RTGS$ for bank accounts held by clients on October 1, 2018. Subsequent to the directive, the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in Foreign currency (i.e., US Dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the Foreign currency allocation from 30% to 55%, with the remainder received as RTGS$. The RBZ increased the Foreign currency allocation with effect from May 26, 2020 from 55% to 70% and decreased the Foreign currency allocation with effect from January 8, 2021 from 70% to 60% with the remainder received as RTGS$. The allocation percentages remained in effect up to the date of approval of these financial statements. Further, the Company participated in the Foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars up to June 15, 2021.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(b)	Foreign currency (continued)
ii)	Foreign currency translation (continued)

In June 2021 the RBZ announced that companies that are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021 and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. Blanket intends to increase its production from approximately 67,000 ounces of gold in 2021 to a range of 73,000 to 80,000 ounces in 2022 and 80,000 ounces of gold from 2023 onwards. The CMCL listing on the VFEX should mean that Blanket will receive approximately 71.5% of its total revenues in US Dollars and the balance in RTGS$.

In applying IAS 21, management determined that the US Dollars remained the primary currency in which the Group’s Zimbabwean entities operate, as:

●	the majority of revenue is received in US Dollars;
●	the gold price receivable was calculated in US Dollars;
●	the majority of costs are calculated by reference to the US Dollars if denominated in RTGS$ or is paid in US Dollars; and
●	Income tax liabilities calculated in RTGS$ are settled predominantly in US Dollars.

The application of IAS 21, the advent of Statutory Instrument 142 (issued by Zimbabwean Government) and the devaluation of the RTGS$ against the US Dollars had an impact on the US Dollars value of RTGS$ denominated monetary assets and liabilities such as income and deferred tax liabilities, loans and borrowings, trade and other payables and to a lesser extent monetary asset such as cash held in RTGS$.

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(c)	Leases (continued)

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;
●	amounts expected to be payable under a residual value guarantee; and
●

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if the lease agreement changes in substance in terms of payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group presents the right of use assets as property, plant and equipment. Lease liabilities are presented separately in the statement of financial position as current- and non-current Lease liabilities.

The Group has elected not to recognise the right of use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(d)	Financial instruments
i)	Financial assets

The Group had the following financial assets:

Financial assets at amortised cost

Financial assets at amortised cost comprise loans and receivables included in Trade and other receivables. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method, less any impairment losses. A trade receivable without a significant financing component is initially measured at the transaction price. Refer to note 5(j)(i) for the impairment of receivables. Finance income was recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(d)	Financial instruments (continued)
i)	Financial assets (continued)

Fair value through profit or loss

This category comprises the Gold ETF, Bank balances and Gold hedge. These instruments are carried in the consolidated statement of financial position at fair value with changes in fair value recognised in the consolidated statement profit or loss and other comprehensive income as Fair value losses on derivative financial instruments. Transaction cost are recognized in profit or loss in in the consolidated statement profit or loss and other comprehensive income immediately when incurred. The Group does not have any assets held for trading nor does it voluntarily classify any financial assets as being at fair value through profit or loss.

ii)	Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit or loss

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. This category comprises the Gold loan and the Call options, estimations made and further information is referred to in note 14.2. All changes in the fair value of derivative instruments are accounted for in profit or loss.

Financial liabilities at amortised cost

Non-derivative financial liabilities are recognised initially on the date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(f)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

(g)	Property, plant and equipment
i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, borrowing costs on qualifying assets, the costs of dismantling and removing the items and restoring the site on which they are located. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss. Refer to note 4(j)(ii) for the impairment of non-financial assets.

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

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. On commencement of commercial production, depreciation of mine development, infrastructure and other assets is calculated on the unit-of-production method using the Measured, Indicated and Inferred Mineral Resources of which the diluted Measured and Indicated Mineral Resources are converted to Mineral Reserves for extraction in Blanket’s life-of-mine plan (“LoMP”). Resources that are not included in the LoMP are not included in the calculation of depreciation.

For other categories, depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

All Mineral Resources and Reserves are categorised and reported in compliance with the definitions embodied in the CIM Definition Standards as incorporated into the NI 43-101, and Mineral Resources are reported inclusive of Mineral Reserves. Inferred Mineral Resources are not converted to Mineral Reserves.

Inferred Mineral Resources are considered in the LoMP to the extent that they are required in accessing, by development infrastructure, the Measured and Indicated Mineral Resources. In addition geological continuity is modelled, whilst grade continuity is continually upgraded by drilling of the Inferred Mineral Resources at depth, and where these Mineral Resources are above the cut-off, economically viable and of sufficient confidence, will be upgraded and form part of eventual extraction and as a result are included in the calculation of depreciation. Refer to note 18 for the evaluation of the cut-off.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(g)	Property, plant and equipment
iii)	Depreciation (continued)

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Mineral Resources in the Measured and Indicated Mineral Resource classifications have been converted into Proven and Probable Mineral Reserves respectively, by applying the applicable modifying factors and reasonable prospects of economic extraction.

Land is not depreciated.

The calculation of the production rate units could be affected to the extent that actual production in the future is different from the current forecast production. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

These factors include:

●	changes in mineral reserves and resources;
●	differences between actual commodity prices and commodity price assumptions;
●	unforeseen operational issues at mine sites; and
●	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

The estimated useful lives for the current and comparative years are as follows:

●	buildings 10 to 15 years (2020: 10 to 15 years; 2019: 10 to 15 years);
●	plant and equipment 10 years (2020: 10 years; 2019: 10 years);
●	fixtures and fittings including computers 4 to 10 years (2020: 4 to 10 years; 2019: 4 to 10 years);
●	motor vehicles 4 years (2020: 4 years; 2019: 4 years);
●	right of use assets 3 to 6 years (determined by lease term); and
●	mine development, infrastructure and other assets in production, units-of-production method.

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

Qualifying exploration costs are capitalised as incurred. Costs incurred before the legal rights to explore are obtained are recognised in profit or loss. The costs related to speculative drilling on unestablished orebodies at the Blanket Mine, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under Exploration and evaluation assets. Qualifying direct expenditures include such costs as mineral rights, options to acquire mineral rights, materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on property, plant and equipment during the exploration phase.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(h)	Exploration and evaluation assets (continued)

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalized, at their initial cost, until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified.

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

The Group applies the IFRS 9 simplified model of recognising lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed individually as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. However, given the short period exposed to credit risk the impact of these factors has not been considered significant. Failure to make payments within 90 days from lodgement date with Fidelity Printers and Refiners Limited (“Fidelity”) and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery. Trade and other receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery.

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(j)	Impairment (continued)
ii)	Non-financial assets (continued)

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

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

●	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
●	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned in future.
●	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
●	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

(k)	Employee benefits
i)	Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(k)	Employee benefits (continued)

ii)	Defined contribution plans

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

ii)	Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards is re-measured with a corresponding adjustment to profit or loss. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 12.1.

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(n)	Site restoration

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

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery by Fidelity (“Lodgment date”). Control is transferred and the receipt of proceeds is substantially assured at point of delivery. Revenue for each delivery is measured at the London Base Metal Association Tuesday PM price post-delivery less 1.25% and the quantities are determined on Lodgment date. The revenue amount calculated represents the fair value of the receivable at the date of the transaction. On average settlement occurs within 14 days of delivery.

(p)	Finance income and finance cost

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

(q)	Taxes
i)	Income tax

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(q)	Taxes (continued)

iii)	Deferred tax

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

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 27) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

(s)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance cost.

(t)	Assets held for sale

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

Once classified as held for sale property, plant and equipment are no longer depreciated.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(u)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/ Interpretation	Effective date and expected adoption date*
IAS 1

In response to feedback and enquiries from stakeholders, in December 2020, the IFRS Interpretations Committee (IFRIC) issued a Tentative Agenda Decision, analysing the applicability of the amendments to three scenarios. However, given the comments received and concerns raised on some aspects of the amendments, in April 2021, IFRIC decided not to finalise the agenda decision and referred the matter to the IASB. In its June 2021 meeting, the IASB tentatively decided to amend the requirements of IAS 1 with respect to the classification of liabilities subject to conditions and disclosure of information about such conditions and to defer the effective date of the 2020 amendment by at least one year.

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

January 1, 2022
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

January 1, 2022

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(u)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group: (continued)

Standard/ Interpretation	Effective date and expected adoption date*
Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalised in May 2020:

● IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

● IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

January 1, 2022
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The IASB amended IAS 1 to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information.

To support this amendment, the IASB also amended IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

January 1, 2023

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(u)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group: (continued)

Deferred tax related to assets and liabilities arising from a single transaction – Amendments to IAS 12

The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities.

The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognise deferred tax assets (to the extent that it is probable that they can be utilised) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with:

● right-of-use assets and lease liabilities, and

● decommissioning, restoration and similar liabilities, and the corresponding amounts recognised as part of the cost of the related assets.

The cumulative effect of recognising these adjustments is recognised in retained earnings, or another component of equity, as appropriate. IAS 12 did not previously address how to account for the tax effects of on-balance sheet leases and similar transactions and various approaches were considered acceptable.

January 1, 2023

* Annual periods ending on or after.

The Group has completed its assessment of the impact of the above standards and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

New standards, amendments to standards and interpretations adopted from 1 January 2021 had no significant effect on the Group’s accounting policies.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a) 20% of the 16% shareholding of NIEEF;
(b) 20% of the 15% shareholding of Fremiro; and
(c) 100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At December 31, 2021 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.
•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

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

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

		Effective interest &	NCI subject to	Balance of facilitation loan #
USD	Shareholding	NCI recognised	facilitation loan	December 31, 2021	December 31, 2020
NIEEF	16%	3.2%	12.8%	10,359	11,728
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	2.0%	0.0%	6,353	7,447
	36%	15.2%	12.8%	16,712	19,175

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances (continued)

The balance on the facilitation loans is reconciled as follows:

	2021	2020

Balance at January 1	19,175	30,974
Cancellation of Fremiro loan	–	(11,458)
Finance cost accrued	1,313	1,396
Dividends used to repay loan	(3,776)	(1,737)
Balance at December 31	16,712	19,175

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding were as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends. The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to the Community Trust will be unencumbered.

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

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2021	2020

Balance at January 1	994	1,632
Finance cost accrued	29	98
Dividends used to repay advance dividend loan	(1,023)	(736)
Balance at December 31	–	994

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

6	Capital management

When managing capital, the Group’s objectives are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank financing (refer to notes 22 and 30) and non-controlling interests.

	2021	2020

Total equity	180,556	158,043

The Group’s primary objective regarding its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, provide returns for shareholders, accommodate any rehabilitation provisions and pursue growth opportunities. It assesses its short term needs and funds these by available cash, overdrafts and short to medium term loans. Capital requirements for future project are evaluated on a case-by-case basis. As at December 31, 2021, there has been no change with respect to the overall capital risk management strategy.

7	Revenue

	2021	2020	2019

Revenue	121,329	100,002	75,826

Total ounces sold	68,617	57,137	54,801
Work in progress and refinery	(1,141)	762	381
Gold produced (oz)	67,476	57,899	55,182
Tonnes milled	665,628	597,962	556,331
Grade	3.36	3.21	3.31
Recovery	93.9	93.8	93.4

Realised gold price ($/oz)	1,766	1,749	1,382

8	Production costs

	2021	2020	2019

Salaries and wages	20,515	15,811	13,782
Consumable materials – Operations	17,288	14,358	12,850
Consumable materials – COVID-19	297	824	–
Electricity costs	10,363	8,071	6,319
Safety	774	708	525
Cash-settled share-based expense (note 12.1(a))	692	634	107
Gold work in progress	243	1,166	376
On mine administration	2,650	1,766	2,140
Pre-feasibility exploration costs	304	373	301
	53,126	43,711	36,400

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

9	Other income

	2021	2020	2019

Government grant – Gold sale export credit incentive	-	4,695	866
Government grant – Gold support price	-	-	1,064
Other	46	70	94
Greenstone Retirement Fund pay-out	-	-	250
	46	4,765	2,274

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

10	Other expenses

	2021	2020	2019

Intermediated Money Transaction Tax	799	451	354
Solar evaluation cost *	–	230	160
COVID-19 donations	74	1,322	–
Community and social responsibility cost	1,167	382	–
Other	–	–	8
Impairment of property, plant and equipment - plant and equipment (note 18)	498	–	144
Impairment of exploration and evaluation assets (note 19)	3,837	2,930	–
Expected credit losses on deferred consideration on the disposal of subsidiary (notes 23.2 and 24)	761	–	–
	7,136	5,315	666
*	Capitalised from July 6, 2020, refer to note 18.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

11	Administrative expenses

	2021	2020	2019

Investor relations	439	353	414
Audit fee	267	288	237
Advisory services fees	622	904	408
Listing fees	609	448	277
Directors fees – Company	527	323	240
Directors fees – Blanket	51	43	31
Employee costs	5,462	4,065	3,030
Other office administration cost	347	424	605
Management liability insurance	551	1,032	86
Travel costs	216	117	292
Eersteling Gold Mine administration costs	–	–	17
	9,091	7,997	5,637

12	Share-based payments

12.1	Cash-settled share-based payments

The Group has expensed the following cash-settled share-based expense arrangements for the twelve months ended December 31:

	Note	2021	2020	2019

Restricted Share Units and Performance Units	12.1(a)	515	1,299	616
Caledonia Mining South Africa employee incentive scheme	12.1(b)	(38)	114	73
		477	1,413	689

(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and a performance period of one up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)
(a)	Restricted Share Units and Performance Units (continued)

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2020: 93%-100%) average performance multiplier was used in calculating the estimated liability. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. The liability as at December 31, 2021 amounted to $3,027 (2020: $2,240). Included in the liability as at December 31, 2021 is an amount of $692 (2020: $634; 2019: $107) that was expensed and classified as production costs; refer to note 8. During the year PUs to the value of $420 vested and were settled in cash (2020: $216 issued as share capital).

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	December 31,		December 31,
	2021		2020
	RSUs	PUs	RSUs	PUs
Risk free rate	1.52%	1.52%	0.93%	0.93%
Fair value (USD)	12.06	11.63	15.88	15.51
Share price (USD)	11.71	11.71	15.88	15.88
Performance multiplier percentage	–	93-100%	–	93-100%
Volatility	1.20	1.06	1.00	1.06

Share units granted:	RSUs	PUs	RSUs	PUs
Grant - January 11, 2019	–	95,740	–	95,740
Grant - March 23, 2019	–	28,287	–	28,287
Grant - June 8, 2019	–	14,672	–	14,672
Grant - January 11, 2020	17,585	114,668	17,585	114,668
Grant - March 31, 2020	–	1,971	–	1,971
Grant - June 1, 2020	–	1,740	–	1,740
Grant - September 9, 2020	–	1,611	–	1,611
Grant - September 14, 2020	–	20,686	–	20,686
Grant - October 5, 2020	–	514	–	514
Grant - January 11, 2021	–	78,875	–	–
Grant -April 1, 2021	–	770	–	–
Grant - May 14, 2021	–	2,389	–	–
Grant - June 1, 2021	–	1,692	–	–
Grant - June 14, 2021	–	507	–	–
Grant - August 13, 2021	–	2,283	–	–
Grant - September 1, 2021	–	553	–	–
Grant - September 6, 2021	–	531	–	–
Grant - September 20, 2021	–	526	–	–
Grant - October 1, 2021	–	2,530	–	–
Grant - October 11, 2021	–	500	–	–
Grant - November 12, 2021	–	1,998	–	–
Grant - December 1, 2021	–	936	–	–
RSU dividends reinvested	1,066	–	386	–
Settlements/ terminations	-	(30,600)	–	–
Total awards	18,651	343,379	17,971	279,889

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)
(b)	Caledonia Mining South Africa employee incentive scheme

From 2017 until 2019 Caledonia Mining South Africa Proprietary Limited granted awards to certain of its employees that entitles them to a cash pay-out at the Company’s share price on November 30 of each year over a 3-year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £8.90 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $Nil ( December 31, 2020: $30) and the fair value adjustment included in the consolidated financial statements of profit or loss and other comprehensive income amounted to ($38) (2020: $114) for the twelve months ended December 31, 2021.

During September 2020 it was communicated to employees of Caledonia Mining South Africa Proprietary Limited that going forwards they will receive awards of PUs under the OEICP, and so a discretionary 10% cash bonus scheme would gradually replace the current cash-settled share-based scheme and no more awards would be made under the cash-settled share-based scheme. To the extent their cash-settled share-based payments fall short of the cash bonus, they would receive the amount equal to the awards. All awards vested or expired by year-end. No new awards were granted.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability for the year ended December 31.

	2021	2020
	Awards
Grant – August 2018 (3-year term)	5,918	5,918
Grant - August 2019 (3-year term)	9,034	9,034
Awards paid out/ expired	(14,952)	(11,941)
Total awards outstanding	–	3,011

Estimated awards expected to vest	100%	100%

13	Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollars. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollars and traded at 108.67 RTGS$ to 1 US Dollars as at December 31, 2021 ( December 31, 2020: 81.79 RTGS$). On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (“RTGS$”) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

13	Net foreign exchange gain (continued)

In June 2021 the RBZ announced that companies that are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021 and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. The CMCL listing on the VFEX should mean that Blanket will receive approximately 71.5% of its total revenues in US Dollars and the balance in RTGS$.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss and other comprehensive income.

	2021	2020	2019

Unrealised foreign exchange gain	2,755	8,367	31,411
Realised foreign exchange loss	(1,571)	(4,062)	(1,750)
Net foreign exchange gain	1,184	4,305	29,661

14	Derivative financial instruments

The fair value of derivative financial instruments not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statement of profit or loss and other comprehensive income.

		2021	2020	2019

Fair value losses on derivative financial assets	14.1
Gold ETF		105	164	–
Gold hedge		–	102	601
		105	266	601

Fair value losses on derivative financial liabilities	14.2
Gold loan		114	–	–
Call option		21	–	–
		135	–	–

Fair value losses on derivative financial instruments		240	266	601

14.1	Derivative financial assets

	2021	2020

Derivatives assets:
Gold exchange-traded fund ("Gold ETF")	–	1,184
Gold hedge	–	–
	–	1,184

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

14	Derivative financial instruments (continued)

14.1	Derivative financial assets (continued)

Gold ETF

In April 2020 the South African subsidiary, Caledonia Mining South Africa Proprietary Limited, purchased a Gold ETF from Standard Bank Limited at a cost of $1,058. The Gold ETF is denominated in South African Rand and the instrument is utilised to invest excess short-term Rands on hand at the South African subsidiary. The Gold ETF’s value tracks the US Dollars spot gold price and was entered into to offset fluctuations in the South African Rand against the US Dollars. The total expense, representing the change in the Rand tracked USD spot gold price, amounted to $105 (2020: $164) for the twelve months ended December 31, 2021. Foreign currency translation gains, due to the fluctuations in the Rand against the US Dollars on the translation of the foreign subsidiary, amounted to ($14) (2020: $100). On May 5, 2021 the Gold ETF was realised for $1,066.

Gold hedge

The Company entered into a hedge in November 2019 at a cost of $379. The hedge was in the form of put options in respect of 4,600 ounces of gold per month for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At December 31, 2020 the mark-to-market valuation, that represents the fair value of the hedge, amounted to $102. The put options were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The hedge expired on June 30, 2020.

The Gold ETF and Gold hedge were classified under level 1 of the fair value hierarchy.

14.2	Derivative financial liabilities

Changes in fair value are recorded on a mark to market basis and recorded as financial liabilities. The table below summarizes the fair value movements in derivative liabilities:

	2021	2020	2019

Gold loan – increase in liability	114	–	–
Call option – increase in liability	21	–	–
	135	–	–

The table below summarizes the derivative financial liabilities balances as at December 31:

	2021	2020

Derivative liabilities:
Gold loan	2,866	–
Call option	229	–
	3,095	–

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

14	Derivative financial instruments (continued)

14.2	Derivative financial liabilities (continued)

Gold loan and call option

On December 13, 2021 the Company entered into two separate gold loan and option agreements with Auramet International LLC (“Auramet”).

In terms of the agreements the Group:

●	received $3 million less transaction costs from Auramet at inception of the Gold loan agreement;
●	is required to make two deliveries of 925 ounces each on May 31, 2022 and June 30, 2022 in repayment of the Gold loan or pay the equivalent in cash; and
●	granted call options on 6,000 ounces to Auramet with a strike price of $2,000 per ounce, expiring monthly in equal monthly tranches from June 30, 2022 to November 30,2022.

Accounting for the Gold loan and the Call option transactions:

●	At inception the fair value of the Gold loan was calculated at the amount received less the fair value of the Call option.
●	As at December 31, 2021 the fair value of the gold loan was calculated by discounting the fair value of the gold deliveries at a forward rate of $1,833 due by a market related discount rate.
●	At inception and at December 31, 2021 the Call options were valued at the quoted prices available from the CME Group Inc. at each respective date.
●	Differences in the fair values were accounted for as Fair value losses on derivative financial instruments in the consolidated statement of profit or loss and other comprehensive income.
●	The Call option was classified as level 1 in the fair value hierarchy and the Gold loan as level 2.
●	Derivative liabilities are not designated as hedging instruments.

Proceeds received under the Gold loan and Option agreements were allocated as follows:

December 13, 2021
Gross proceeds	3,000
Transaction cost	(40)
Net proceeds received	2,960
Fair value of Call options	208
Fair value of Gold loan	2,752

December 31, 2021
Fair value of Call options	229
Fair value of Gold loan	2,866

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

15	Leases

Leases as lessee

The Group leases administrative offices. The leases, which the Group normally enters into, typically run for a period of 3 to 6 years, with an option to renew the lease after that date. Two leases for the administrative offices expire in 2024 and one lease in 2025.

Information about leases for which the Group is a lessee is presented below.

i)	Amounts recognised in the statement of financial position

Right of use assets

Right of use assets related to leased properties are presented as part of property, plant and equipment (refer note 18).

	2021	2020

Balance at January 1	229	337
Depreciation	(115)	(99)
Additions to right of use assets	527	-
Derecognition of right of use assets	(172)	-
Foreign currency movement	(22)	(9)
Balance at December 31	447	229

Lease liabilities

	2021	2020

Balance at January 1	239	349
Additions to lease liability	527	-
Finance cost	24	15
Lease payments	(129)	(118)
Foreign currency movement	(23)	(7)
Derecognition of lease liability	(173)	-
Balance at December 31	465	239

ii)	Amounts recognised in profit or loss

	2021	2020	2019

Finance cost on lease liabilities	24	15	17
Unrealised foreign exchange gain	1	(2)	4
Depreciation	115	99	112
	140	112	133

iii)	Amounts recognised in statement of cash flows

	2021	2020	2019

Total cash outflow for leases - principal	129	118	124
Total cash outflow for leases - finance cost	(24)	(15)	(17)

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

15	Leases (continued)

iv)	Lease payments

Lease payments payable on leases of right of use assets are as follows:

	2021	2020

Less than one year	158	61
One to two years	165	46
Two to three years	163	46
Three to four years	46	46
Four to five years	–	40
	532	239

16	Finance income and finance cost

	2021	2020	2019

Finance income received - Bank	14	62	146

Finance cost - Term loan (note 30)	56	386	165
Finance cost - Capitalised to property, plant and equipment (note 18)	(17)	(53)	(165)
Unwinding of rehabilitation provision (note 29)	–	2	20
Finance cost - Leases (note 15)	24	15	17
Finance cost - Overdraft	86	17	307
ZESA interest *	226	–	–
	375	367	344
*

During the period from January 2021 to March 2021 it was unclear in what currency the monthly payments to the Zimbabwe Electricity Supply Authority (“ZESA”) had to be made. In April 2021 Blanket was advised that the payments had to be paid on a 60/40 basis USD/RTGS$. Interest was charged on the outstanding amounts to ZESA during the period January 2021 to March 2021 when payments were withheld.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

17	Tax expense

	2021	2020	2019
Tax recognised in profit or loss

Current tax	9,051	9,492	7,311
Income tax - current year	8,769	8,969	6,802
Income tax - change in tax estimates	(168)	(54)	29
Withholding tax - current year	450	577	480

Deferred tax expense	5,806	5,681	2,979
Origination and reversal of temporary differences	5,806	5,681	2,979

Tax expense – recognised in profit or loss	14,857	15,173	10,290

Tax recognised in other comprehensive income
Income tax - current year	-	-	-

Tax expense	14,857	15,173	10,290

Unrecognised deferred tax assets

	2021	2020	2019

Caledonia Holdings Zimbabwe (Private) Limited	1,800	593	421
Greenstone Management Services Holdings Limited	516	376	276
Tax losses carried forward	2,316	969	697

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

Tax paid	2021	2020	2019

Net income tax payable at January 1	(419)	(163)	(1,538)
Current tax expense	(9,051)	(9,492)	(7,310)
Foreign currency movement	583	2,580	3,168
Tax paid	7,426	6,656	5,517
Net income tax payable at December 31	(1,461)	(419)	(163)

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

17	Tax expense (continued)

Reconciliation of tax rate	2021	2020	2019

Profit for the year	23,142	25,257	50,401
Total tax expense	14,857	15,173	10,290
Profit before tax	37,999	40,430	60,691

Income tax at Company's domestic tax rate (1)	-	-	-
Tax rate differences in foreign jurisdictions (2)	11,847	12,405	16,232
Effect of income tax calculated in RTGS$ as required by PN26 (3)	590	2,004	(8,526)
Management fee – withholding tax on deemed dividend portion	342	209	224
Management fee – non-deductible deemed dividend	611	570	652
Management fee – withholding tax - current year	148	123	129
Withholding tax on intercompany dividends	-	245	128
Non-deductible expenditure
- Royalty expenses (4)	-	-	933
- Donations	311	107	18
- Other non-deductible expenditure	(170)	177	21
Credit export incentive income exemption	-	(598)	(124)
Change in income tax rate (5)	-	(287)	-
Change in tax estimates
- Zimbabwean income tax	(166)	-	29
- South African income tax	(2)	(54)	63
Change in unrecognised deferred tax losses	1,346	272	511
Tax expense - recognised in profit or loss	14,857	15,173	10,290

(1)	The tax rate in Jersey, Channel Islands is 0% (2020: 0%, 2019: 0%).
(2)

The effective tax rate of 39.10% (2020: 37.52%) exceeds the statutory tax rates of subsidiaries of the Company, as certain expenditures are incurred by the Company that is not tax-deductible against taxable income in Zimbabwe and South Africa, where the enacted tax rates are 24.72% (2020: 25.75%) and 28.00% respectively. Further, Zimbabwean legislation requires the Blanket income taxation calculation to be performed in RTGS$ whereas the functional currency in which the profit before tax is calculated in these consolidated financial statements is in US Dollar; the requirement is further described in point 3 below.

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

17	Tax expense (continued)

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2021	2020	2021	2020	2021	2020
Property, plant and equipment	-	-	(9,328)	(5,380)	(9,328)	(5,380)
Exploration and evaluation assets	-	-	(47)	(29)	(47)	(29)
Allowance for obsolete stock	3	13	-	-	3	13
Prepayments	-	-	(10)	(3)	(10)	(3)
Unrealised foreign exchange	499	530	-	-	499	530
Trade and other payables	989	636	-	-	989	636
Cash-settled share-based payments	-	8	-	-	-	8
Provisions	54	60	-	-	54	60
Other	-	18	-	-	-	18
Tax assets/ (liabilities)	1,545	1,265	(9,385)	(5,412)	*(7,840)	*(4,147)
*

The net deferred tax liability consists of a deferred tax asset of $194 (2020: $87, January 1, 2020: $63) from the South African operation and a net deferred tax liability of $8,034 (2020: $4,234, January 1, 2020: $3,129) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset. The amounts are presented as part of Non-current assets and Non-current liabilities in the Statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2021	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2021
Property, plant and equipment	(5,380)	(6,439)	2,491	(9,328)
Exploration and evaluation assets	(29)	(31)	13	(47)
Allowance for obsolete stock	13	3	(13)	3
Prepayments	(3)	(8)	1	(10)
Unrealised foreign exchange	530	344	(375)	499
Trade and other payables	639	235	115	989
Cash-settled share-based payments	8	(8)	-	-
Provisions	60	123	(129)	54
Other	15	(15)	-	-
Tax (liabilities)/ assets	(4,147)	(5,796)	2,103	(7,840)

	Balance January 1, 2020	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2020
Property, plant and equipment	(4,117)	(7,174)	5,911	(5,380)
Exploration and evaluation assets	(78)	(21)	70	(29)
Allowance for obsolete stock	22	14	(23)	13
Prepayments	(4)	-	1	(3)
Unrealised foreign exchange	309	742	(521)	530
Trade and other payables	739	674	(774)	639
Cash-settled share-based payments	5	3	-	8
Provisions	58	76	(74)	60
Other	-	15	-	15
Tax (liabilities)/ assets	(3,066)	(5,671)	4,590	(4,147)

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment

Cost	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant ~	Total

Balance at January 1, 2020	10,833	90,542	36,395	1,018	2,538	–	141,326
Additions*	1	19,507	4,221	219	458	372	24,778
Derecognised plant and equipment	–	–	(238)	–	–	–	(238)
Reallocations between asset classes	930	(1,210)	280	–	–	–	–
Foreign exchange movement	(7)	–	(14)	(2)	(1)	20	(4)
Balance at December 31, 2020	11,757	108,839	40,644	1,235	2,995	392	165,862

Balance at January 1, 2021	11,757	108,839	40,644	1,235	2,995	392	165,862
Additions*	318	25,529	3,531	134	176	1,581	31,269
Impairments@	–	(65)	(1,565)	–	–	–	(1,630)
Derecognised plant and equipment	(192)	–	–	–	–	–	(192)
Reallocations between asset classes #	3,120	(24,913)	21,785	8	–	–	–
Foreign exchange movement	(25)	–	(76)	(35)	(2)	(33)	(171)
Balance at December 31, 2021	14,978	109,390	64,319	1,342	3,169	1,940	195,138
*

Included in additions is an amount of $19,413 (2020: $6,476) relating to capital work in progress (“CWIP”) and contains $17 ( December 31, 2020: $53) of borrowing costs capitalised from the term loan. As at year end $42,145 of CWIP was included in the cost closing balance (2020: $85,479).

~

On July 6, 2020 the Board appointed Voltalia as the contractor for the engineering, procuring and constructing of a solar plant to be owned by a subsidiary of the Company and supply Blanket Mine with power. All solar costs that were incurred before July 6, 2020 were accounted for as other expenses and accounted through profit or loss. Solar costs incurred after approval by the Board are accounted for as Property, plant and equipment as it became clear and probable that future economic benefits will flow to the project. The 40-hectare site for the project has been cleared and fenced and is ready for civil work to commence.  Construction of the 12MWac solar plant is expected to be completed in the second quarter of 2022.

Included in Prepayments is an advance payment to Voltalia to the amount of $1,821 in terms of the EPC agreement and $704 for equipment. These items were delivered at the date of approval of these consolidated financial statements. Also included in Prepayments is an amount of $426 to entities in Zimbabwe for civil and construction work related to the solar plant. Refer to note 21.

@

Included in impairments are Gensets at a cost of $1,001 and Guide ropes at a total cost of $310. These assets were impaired as they are no longer in a working conditions as intended for the use in production or day to day operations.

#	Included in the reallocation between asset classes is an amount of $18,509 for the Central Shaft.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2020	5,413	6,325	20,050	753	2,273	–	34,814
Depreciation for the year	1,030	648	2,691	102	157	–	4,628
Accumulated depreciation for derecognised plant and equipment	–	–	(56)	–	–	–	(56)
Foreign exchange movement	3	–	–	(6)	–	–	(3)
Balance at December 31, 2020	6,446	6,973	22,685	849	2,430	–	39,383

Balance at January 1, 2021	6,446	6,973	22,685	849	2,430	–	39,383
Depreciation for the year	1,217	2,537	3,953	136	203	–	8,046
Accumulated depreciation for derecognised plant and equipment	(230)	–	–	–	–	–	(230)
Accumulated depreciation for impairments	–	–	(1,133)	–	–	–	(1,133)
Foreign exchange movement	(1)	–	–	(27)	(2)	–	(30)
Balance at December 31, 2021	7,432	9,510	25,505	958	2,631	–	46,036

Carrying amounts
At December 31, 2020	5,311	101,866	17,959	386	565	392	126,479
At December 31, 2021	7,546	99,880	38,814	384	538	1,940	149,102

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

Economic recovery

Items of property, plant and equipment are depreciated over the LoMP, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2018. The pay limit is 2.10 g/t (2020: 2.10 g/t) while the recovered grade has ranged from 3.38 g/t to 3.36 g/t over the period. All-in-sustaining-cost# has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements
(in thousands of United States Dollars, unless indicated otherwise)

19	Exploration and evaluation assets

	Glen Hume	Connemara North	Maligreen	GG	Eagle Vulture, Mascot & Penzance	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2020	–	–	–	3,441	3,416	282	–	–	7,139
Acquisition costs:
- Option payments	2,500	300	–	–	–	–	–	–	2,800
Exploration costs:
- Consumables and drilling	161	–	–	28	–	–	–	–	189
- Labour	–	–	–	35	11	–	–	–	46
- Power	–	–	–	19	3	2	–	–	24
Reallocate to assets held for sale *	–	–	–	–	(500)	–	–	–	(500)
Impairment *	–	–	–	–	(2,930)	–	–	–	(2,930)
Balance at December 31, 2020	2,661	300	–	3,523	–	284	–	–	6,768

Balance at January 1, 2021	2,661	300	–	3,523	–	284	–	–	6,768
- Mining claims acquired	–	–	4,000	–	–	–	–	–	4,000
Decommissioning asset acquired	–	–	135	–	–	–	–	–	135
Exploration costs:
- Consumables and drilling	1,074	71	14	16	–	–	12	31	1,218
- Contractor	42	51	–	–	–	–	–	24	117
- Labour	60	41	47	46	–	–	4	10	208
- Power	–	–	–	33	–	6	–	–	39
Impairment ~	(3,837)	–	–	–	–	–	–	–	(3,837)
Balance at December 31, 2021	–	463	4,196	3,618	–	290	16	65	8,648
*

Management determined the fair value of Eagle Vulture, Mascot and Penzance as the future sale price as agreed by independent parties in the sale contract that amounted to $500. The carrying amount of Eagle Vulture, Mascot and Penzance before the impairment was $3,430 and the write down resulted in an impairment expense of $2,930. The $500 carrying value was reallocated to Assets held for sale in December, 2020. The sale was completed on July 27, 2021.

~

Caledonia has completed sufficient work to establish that the potential orebody at the Glen Hume property will not meet Caledonia’s requirements in terms of size, grade and width.  Accordingly, Caledonia will not exercise the option to acquire this property.

The Group voluntarily changed its disclosure policy for exploration and evaluation assets to be disclosed separately as Exploration and evaluation assets rather than as part of Property, plant and equipment (refer to note 4(h)).

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

19	Exploration and evaluation assets (continued)

(a)	Maligreen

On November 3, 2021 the mining claims had been transferred to Caledonia over the Maligreen project ("Maligreen"), a property situated in the Gweru mining district in the Zimbabwe Midlands, for a total cash consideration of US$4 million. The property is estimated to contain a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

●	An estimated 60,000 meters of diamond core and percussion drilling
●	3.5 tonnes of bulk metallurgical test work
●	Aeromagnetic and ground geophysical surveys

As at August 31, 2021, Maligreen is estimated to host a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t. Of the inferred mineral resource 76% (approximately 712,000 ounces) is shallower than 220m indicating the potential for an open pit mining operation. The inferred mineral resource has been estimated using a cut-off grade of 0.4g/t for a potential open pit and 1.5g/t for a potential underground mine (further information on the assumptions used is set out in the news release dated September 23, 2021 and in the technical report dated November 5, 2021 filed on SEDAR (www.sedar.com)). Initial assessments of the inferred mineral resource indicate a favourable grade tonnage curve; by applying a higher cut-off grade of 1.0g/t, the total estimated inferred mineral resource reduces by 12% to approximately 827,000 ounces at a grade of 2.79g/t, a 48% higher grade. These favourable grade tonnage dynamics offer a high level of flexibility in the evaluation of a future mining operation.

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed. Caledonia expects to drill an initial 4,800 meters at an estimated cost of US$1.6 million over a period of 18 to 24 months to improve its understanding of the existing resource assess the potential for a mining operation. Further exploration opportunities exist within the claims area and a subsequent exploration programme is under consideration to explore for continuations of the existing inferred mineral resource at depth to the north-west and the strike extension in the northern part of the property.

(b)	Connemara North

On December 16, 2020 the Company concluded an option agreement (“Connemara North option”) with the representatives of Connemara North to purchase the claims over the Connemara North mining properties situated in Gweru, Zimbabwe. The exercise of the option will be exercisable at the discretion of the Company until May 17, 2022.

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

19	Exploration and evaluation assets (continued)

(c)	Connemara North (continued)

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

(d)	Glen Hume

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

After concluding drilling and exploration to the value of $3.8 million the Company decided not to exercise the option over the Glen Hume property as the results of the exploration work indicated that the property does not meet Caledonia’s strategic objectives. This gave rise to an impairment of $3.8 million. No further costs or impairments in respect of Glen Hume are anticipated.

20	Inventories

	2021	2020

Consumable stores	21,516	16,543
Gold in progress	243	1,166
Provision for obsolete stock	(947)	(911)
	20,812	16,798

Consumable stores at December 31, 2021 from December 31, 2020 increased due to increases to safety stock accumulated during 2021. Additional safety stock were purchased due to potential supply line disruptions in South Africa as a result of the riots and looting that occurred in 2021.

21	Prepayments

	2021	2020

Suppliers - South Africa	1,552	846
- Zimbabwe	1,766	1,073
Solar (note 18)	2,951	–
Other prepayments	661	55
	6,930	1,974

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

22	Cash and cash equivalents

	2021	2020

Bank balances	17,152	19,092
Cash and cash equivalents	17,152	19,092
Bank overdrafts used for cash management purposes	(887)	–
Net cash and cash equivalents at year end	16,265	19,092

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 33.

		Interest rate
Overdraft facilities
Stanbic Bank - RTGS$ denomination	112,000,000	32%
Stanbic Bank - USD denomination	1,000,000	10%

23	Assets held for sale

	Note	2021	2020
Non-current assets held for sale
Eagle Vulture, Mascot & Penzance	23.1	–	500
Sale of subsidiary	23.2	–	–

23.1	Eagle Vulture, Mascot and Penzance

Farvic Consolidated Mines (Pvt) Ltd (“Farvic”) requested permission from the Company to perform drilling on the Eagle Vulture, Mascot and Penzance orebodies to obtain an understanding of the technical feasibility and commercial viability of Eagle Vulture, Mascot and Penzance in 2019. Farvic later expressed their interest in buying Eagle Vulture, Mascot and Penzance in late 2020. Management evaluated the proposition and a price was determined in November of 2020. During February 2021 Farvic and the Group concluded the sale contract at $500 and Blanket relinquished all rights to the properties.

The assets were available for sale as at December 31, 2020 and therefore met the criteria to be classified as held for sale.

Management determined the fair value of these assets at $500 on December 31, 2020, as this was the lower of the fair value less cost to sell and the carrying amount. The carrying amount of Eagle Vulture, Mascot and Penzance, before impairment, at December 31, 2020 was $3,430 and it was classified as an Exploration and evaluation asset. The write down resulted in an impairment expense $2,930 during 2020. The sale was completed on July 27, 2021.

23.2	Sale of subsidiary

On May 31, 2018 the Group entered into an amended share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares and claims of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary previously consolidated as part of the Group, that has been on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3,000 which would be settled by three payments of $1,000 payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all suspensive conditions for the sale were met and the Group transferred the registered and beneficial ownership of Eersteling to SH Minerals. During 2021 $340 (2020: $900) was received as payment towards the purchase price. SH minerals was unable to make the final payment outstanding due to the closure of the operation during the South African lock-down period and the death of two of the purchaser’s principals. Operations at Eersteling appear to have been suspended again in late 2021. As it was no longer clear that the receivable of $761 can be recovered, it was impaired.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

23	Assets held for Sale (continued)

23.2	Sale of subsidiary (continued)

Details of the disposal are as follows:

2019

Carrying amounts of net assets over which control was lost:
Non-current assets
Property, plant and equipment	227

Current assets
Trade and other receivables	84
Total assets	311

Non-current liabilities
Rehabilitation provision	650

Current liabilities
Trade and other payables	8
Total liabilities	658

Consideration receivable:
Cash received	1,000
Deferred consideration (at January 31, 2019)	1,953
Total consideration	2,953

Profit on sale of subsidiary:
Net liabilities derecognised	347
Cumulative exchange differences in respect of the net liabilities of the subsidiary reclassified from equity on loss of control of subsidiary	2,109
Fair value consideration receivable (at January 31, 2019)	2,953
Profit on sale of subsidiary	5,409

24	Trade and other receivables

	2021	2020

Bullion sales receivable	4,528	1,311
VAT receivables	3,162	2,278
Deferred consideration on the disposal of subsidiary (Note 23.2)	–	1,100
Deposits for stores, equipment and other receivables	248	273
	7,938	4,962

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables are disclosed in note 33. The net carrying value of trade receivables was considered a reasonable approximation of fair value and are short-term in nature. No provision for expected credit losses were recognised as all scheduled payments were received as expected up to the date of approval of these financial statements, except for the deferred consideration on the disposal of subsidiary. The deferred consideration on the disposal of subsidiary was impaired (refer to note 23.2). The Bullion sales receivable and part of the VAT receivable were received after year-end

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

25	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount

January 1, 2020	10,763,041	56,065
Shares issued:
- share-based payment - employees (note 1(a))	25,553	216
- options exercised	5,000	30
- equity raise*	597,963	12,538
- Blanket shares purchased from Fremiro (note 5)	727,266	5,847
December 31, 2020	12,118,823	74,696
Shares issued:
- options exercised	18,000	165
- equity raise#	619,783	7,806
December 31, 2021	12,756,606	82,667

*

The Company raised equity for the construction of the solar plant by way of an At The Market (“ATM”) equity offer on the NYSE American. Gross proceeds of $13,000 were raised pursuant to the ATM sales agreement with Cantor Fitzgerald & Co. at a transaction cost of $462.

#	Gross proceeds of $7,834 with a transaction cost of $28 were raised by issuing depository receipts on the VFEX in December 2021.

26	Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans (refer to note 12) and equity instruments issued to Blanket’s indigenous shareholders under Blanket Mine’s Indigenisation Transaction (refer note 5).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 to be able to commence dividend payments.

Reserves

	2021	2020

Foreign currency translation reserve	(9,325)	(8,794)
Equity-settled share-based payment reserve	14,513	14,513
Contributed surplus	132,591	132,591
Total	137,779	138,310

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

27	Earnings per share

Weighted average number of shares – Basic earnings per share

(in number of shares)	2021	2020	2019

Issued shares at the beginning of year (note 25)	12,118,823	10,763,041	10,603,153
Weighted average shares issued	51,462	940,489	138,736
Weighted average number of shares at December 31	12,170,285	11,703,530	10,741,889

Weighted average number of shares - Diluted earnings per share
(in number of shares)	2021	2020	2019

Weighted average at December 31	12,170,285	11,703,530	10,741,889
Effect of dilutive options	6,933	13,173	5,229
Weighted average number of shares (diluted) at December 31	12,177,218	11,716,703	10,747,118

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 18,842 (2020: 14,827, 2019: 32,771) were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to Nil (2020: Nil, 2019: 18,000) options.

The calculation of total basic and diluted earnings per share for the year ended December 31, 2021 was based on the adjusted profit attributable to shareholders as follows:

	2021	2020	2019

Profit for the year attributable to owners of the Company (basic and diluted)	18,405	20,780	42,018
Blanket Mine Employee Trust Adjustment	(326)	(485)	(986)
Profit attributable to ordinary shareholders (basic and diluted)	18,079	20,295	41,032
Basic earnings per share - $	1.49	1.73	3.82
Diluted earnings per share - $	1.48	1.73	3.81

Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.

Diluted earnings are calculated on the basis that the unpaid ownership interests of Blanket Mine’s indigenous shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to the indigenous shareholders and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value, is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any. The interest of the NIEEF shareholding was anti-dilutive (i.e., the value of the options was less than the outstanding loan balance). Accordingly, there was no adjustment to fully diluted earnings attributable to shareholders.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

28	Non-controlling interests

Blanket Mine’s NCI share recognised at an effective share of 13.2% (2020: 13.2%, 2019: 16.2%)

	2021	2020	2019

Current assets	33,634	24,864	21,386
Non-current assets	154,003	133,908	115,610
Current liabilities	(17,261)	(7,339)	(8,630)
Non-current liabilities	(11,535)	(8,065)	(9,085)
Net assets of Blanket Mine (100%)	158,841	143,368	119,281

Carrying amount of NCI of 13.2% (2020: 13.2%, 2019: 16.2%)	19,260	16,524	16,302

Revenue	121,329	100,002	75,826
Profit after tax	35,911	33,361	51,746
Total comprehensive income of Blanket Mine (100%)	35,911	33,361	51,746

Profit allocated to NCI of 13.2% (2020: 13.2%, 2019: 16.2%)	4,737	4,477	8,383
Dividend allocated to NCI of 13.2% (2020: 13.2%, 2019: 16.2%)	(2,001)	(655)	(426)

29	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. Regarding Blanket Mine the costs of site restoration are discounted based on the estimated life of mine. Site restoration costs at Blanket Mine are capitalised to mineral properties on initial recognition and depreciated systematically over the estimated life of the mine.

Reconciliation of site restoration provision	2021	2020

Balance January 1	3,567	3,346
Unwinding of discount	–	2
Change in estimate - adjustment capitalised in Property, plant and equipment	(408)	219
Acquisition - Maligreen	135	–
Balance December 31	3,294	3,567

The discount rates currently applied in calculating the present value of the Blanket Mine provision is 1.94% (2020: 1.45%), based on a risk-free rate and cash flows estimated at an average 2.26% inflation (2020: 2.05%). The gross rehabilitation costs, before discounting, amounted to $3,087 (2020: $3,389) for Blanket Mine as at December 31, 2021.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

30	Loans and borrowings

	2021	2020

Balance at January 1	408	2,471
Cash flows
Repayment
- Capital	(361)	(574)
- Finance cost	(69)	(388)
Unrealised foreign exchange	(34)	(1,487)

Non-cash flow
Finance cost	56	386
Balance at December 31	-	408

Short-term portion of loan facility	-	408

Finance cost are accounted for in note 16 on the effective interest rate method.

Terms and repayment schedule

The terms and conditions of outstanding loans are as follows on December 31:

				2021		2020
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying value	Face value	Carrying value

Unsecured bank loan - Stanbic	RTGS$	50%	2021	-	-	87	87
Unsecured bank loan - First Capital	RTGS$	55%	2021	-	-	321	321
Total				-	-	408	408

The Stanbic loan was repaid as a single bullet payment in December 2021 and the First Capital loan in September 2021.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

31	Trade and other payables

	2021	2020

Trade payables and accruals	2,503	1,897
Electricity accrual	888	735
Audit fee	260	273
Shareholders for dividend (Non-controlling interest)	–	208
Other payables	749	1,209
Connemara North - exploration option	–	300
Financial liabilities	4,400	4,622

Production and management bonus accrual - Blanket Mine	899	467
Other employee benefits	657	794
Leave pay	2,410	2,098
Bonus provision	645	–
Accruals	946	683
Non-financial liabilities	5,557	4,042
Total	9,957	8,664

The Group's exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 33.

The Group voluntarily changed the disclosure policy for lease liabilities to be disclosed separately rather than under Trade and other payables. The new disclosure policy was adopted from December, 2020 and has been applied retrospectively. Refer to note 15.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

32	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2021	2020	2019

Operating profit	38,360	40,735	60,889
Adjustments for:
Impairment of property, plant and equipment	497	–	144
Impairment of exploration and evaluation assets - Glen Hume (note 19)	3,837	2,930	–
Expected credit losses on deferred consideration on the disposal of subsidiary (notes 23.2 and 24)	761	–	–
Profit on sale of subsidiary	–	–	(5,409)
Unrealised foreign exchange gains (note 13)	(2,754)	(8,367)	(31,307)
Cash-settled share-based expense (note 12.1)	477	1,413	689
Cash-settled share-based expense included in production costs (note 8)	692	634	107
Non-cash portion of cash-settled share-based expense	(420)	(1)	(1,384)
Depreciation	8,046	4,628	4,434
Fair value loss on derivative assets (note 14.1)	105	266	(102)
Fair value loss on derivative liabilities (note 14.1)	135	–	–
Disposal of property, plant and equipment	–	–	63
Derecognition of property, plant and equipment	(38)	182	–
Cash generated from operations before working capital changes	49,698	42,420	28,124
Inventories	(4,016)	(5,707)	(1,655)
Prepayments	(4,272)	816	(2,099)
Trade and other receivables	(4,746)	539	393
Trade and other payables	2,039	(101)	(878)
Cash generated from operations	38,703	37,967	23,885

33	Financial Instruments and risk management

The Group has exposure to the following risks from its use of financial instruments:

●	Credit risk;
●	Liquidity risk;
●	Currency risk;
●	Interest rate risk; and
●	Market risk

This note present information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on the preservation of capital and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments and risk management (continued)

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

Exposure to credit risk

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

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2021	2020

Zimbabwe	4,753	1,581
Jersey, Channel Islands	–	1,100
Other regions	23	3
	4,776	2,684

The maximum exposure to credit risk for cash and cash equivalents at the reporting date by geographic region was:

	2021	2020

Zimbabwe	3,470	5,116
Jersey, Channel Islands	13,045	11,244
Other regions	637	2,732
	17,152	19,092

(b)	Liquidity risk

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments and risk management (continued)

(b)	Liquidity risk (continued)

Non-derivative financial liabilities

December 31, 2021	Carrying amount	12 months or less

Trade and other payables	4,400	4,400
Term loan facility	-	-
	4,400	4,400

December 31, 2020	Carrying amount	12 months or less

Trade and other payables	4,622	4,622
Term loan facility	408	408
	5,030	5,030

(c)	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$ or Foreign currency) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group aims to maintain cash and cash equivalents in US Dollars to manage foreign exchange exposure. In 2020 the Group invested in a Gold ETF to avoid fluctuations in South African Rand (refer to note 14.1) where cash spend is held in anticipation of South African Rand based expenses. Management consider the need for any financial instrument on a forward going basis to hedge risk.

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

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments and risk management (continued)

(c)	Currency risk (continued)

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

	2021		2020
	$'000		$'000
	Functional currency		Functional currency
	ZAR		ZAR

Cash and cash equivalents	59	259	59	1,959
Trade and other receivables	-	2,293	-	249
Trade and other payables	-	(166)	-	(174)
Term loan	-	-	-	408
Overdraft	-	(887)	-	-
	59	1,499	59	2,442

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss and equity for the Group:

	2021		2020
	$'000		$'000
	Functional currency		Functional currency
	ZAR		ZAR

Cash and cash equivalents	3	40	3	103
Trade and other receivables	-	109	-	12
Trade and other payables	-	(8)	-	(8)
Term loan	-	-	-	19
Overdraft	-	(42)	-	-
	3	99	3	126

(d)	Interest rate risk

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

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2021	2020

Cash and cash equivalents	17,152	19,092
Term loan	–	(408)
Overdraft	887	–

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments and risk management (continued)

(d)	Interest rate risk (continued)

Interest rate risk arising from borrowings is offset by interest from available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis - Cash and cash equivalents	2021	2020

Increase by 100 basis points	172	191
Decrease by 100 basis points	(172)	(191)

Sensitivity analysis - Term loan

Increase by 100 basis points	-	4
Decrease by 100 basis points	-	(4)

Sensitivity analysis - Overdraft

Increase by 100 basis points	9	-
Decrease by 100 basis points	(9)	-

(e)	Market risk

Market risk is the risk that changes in the gold price will affect the Group’s consolidated statements of financial position and statements of profit or loss and other comprehensive income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group regularly monitors its market risk and evaluates the options available. Post year end management entered into a cap and collar hedge to hedge its exposure to the gold price, refer to note 41.1 and on December 13, 2021 into a call option (refer to note 14.2).

Sensitivity analysis

A reasonably possible strengthening (weakening) of the gold price will have an impact on the revenue of the Group and the fair value of the gold loan and call option at December 31, 2021. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

As at December 31, 2021 an increase or decrease of 5% of the gold price would have the following equal or opposite effect on the:

Consolidated statement of financial position:

	Increase	Decrease
Derivative financial liabilities - Gold loan	143	(143)
Derivative financial liabilities - Call option	11	(11)
	154	(154)

Consolidated statement of profit or loss and other comprehensive income:

	Increase	Decrease
Fair value loss on derivative financial instruments - Gold loan	143	(143)
Fair value loss on derivative financial instruments - Call option	11	(11)
	154	(154)

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

33	Financial Instruments and risk management (continued)

(f)	Market risk (continued)

The Group’s revenues had full exposure to the gold price up to December 13, 2021 when the Gold call option agreement was concluded (refer note 14.2).

34	Dividends

	2021	2020	2019

Dividends paid to owners of the Company (excluding NCI)	6,068	3,887	2,969

Quarterly dividend per share history:

Declaration date	cents per share
January 10, 2019	6.875
April 11, 2019	6.875
July 11, 2019	6.875
October 10, 2019	6.875
January 16, 2020	7.5
May 14, 2020	7.5
July 16, 2020	8.5
October 15, 2020	10.0
January 14, 2021	11.00
April 15, 2021	12.00
July 15, 2021	13.00
October 14, 2021	14.00

35	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities to report.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

36	Related parties

Directors of the company, as well as certain executives, are considered key management. For entities within the Group refer to note 37.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation. If this was triggered as at December 31, 2021 the severance payment would have amounted to $8,214 (2020: $8,338, 2019: $6,259). A change in control would constitute:

●	the acquisition of more than 50% of the shares; or

●	the acquisition of right to exercise the majority of the voting rights of shares; or

●	the acquisition of the right to appoint the majority of the board of directors; or

●	the acquisition of more than 50% of the assets of the Group.

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2021	2020	2019

Key management salaries and bonuses	3,245	2,915	2,362
Cash-settled share-based expense*	540	1,280	723
	3,785	4,195	3,085

Employees, officers, directors, consultants and other service providers also participate in the OEICP (see note 12.1(a)). Group entities are set out in note 37.

Refer to note 5 and note 28 for transactions with non-controlling interests. Refer to note 38 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

* Amount inclusive of $123 (2020: $295, 2019: $107) classified as production costs.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

37	Group entities

	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
			2021	2020	2021	2020

Caledonia Holdings Zimbabwe (Private) Limited	$	Zimbabwe	100	100	-	-
Caledonia Mining Services (Private) Limited	$	Zimbabwe	100	100	-	-
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	1,406	612
Greenstone Management Services Holdings Limited	$	United Kingdom	100	100	22,916	20,818
Blanket Mine (1983) (Private) Limited (2)	$	Zimbabwe	64	64	5,765	3,980
Blanket Employee Trust Services (Private) Limited (BETS) (1)	$	Zimbabwe	-	-	-	-

(1) BETS and the Community Trust are consolidated as structured entities.

(2) Refer to note 5 for the effective shareholding. NCI has a 13.2% (2020: 13.2%, 2019: 16.2%) interest in cash flows of Blanket only.

38	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries Blanket Mine (1983) (Private) Limited and Caledonia Mining Services (Private) Limited. The South African geographical segment comprises a gold mine that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

38	Operating Segments (continued)

Information about reportable segments

For the twelve months ended December 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	121,329	–	–	–	121,329
Inter-segmental revenue	–	21,662	(21,662)	–	–
Royalty	(6,083)	–	–	–	(6,083)
Production costs	(53,117)	(19,902)	19,893	–	(53,126)
Depreciation	(8,348)	(120)	466	(44)	(8,046)
Other income	47	(1)	–	–	46
Other expenses	(3,241)	–	–	(3,895)	(7,136)
Administrative expenses	(128)	(2,867)	(2)	(6,094)	(9,091)
Management fee	(2,908)	2,908	–	–	–
Cash-settled share-based expense	–	29	691	(1,197)	(477)
Net foreign exchange gain (loss)	1,182	(295)	(92)	389	1,184
Fair value loss on derivative assets and liabilities	–	(105)	–	(135)	(240)
Net finance cost	(1,614)	(2)	–	1,255	(361)
Profit before tax	47,119	1,307	(706)	(9,721)	37,999
Tax expense	(14,356)	(652)	151	–	(14,857)
Profit after tax	32,763	655	(555)	(9,721)	23,142

As at December 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	34,440	2,457	(162)	16,198	52,933
Non-Current (excluding intercompany)	159,612	2,315	(4,880)	897	157,944
Expenditure on property, plant and equipment (note 18)	30,575	1,713	(1,019)	–	31,269
Expenditure on evaluation and exploration assets (note 19)	5,554	–	–	163	5,717
Intercompany balances	34,512	9,131	(91,697)	48,054	–

Geographic segment liabilities:
Current (excluding intercompany)	(10,042)	(1,606)	–	(6,040)	(17,688)
Non-current (excluding intercompany)	(11,535)	(313)	322	(1,107)	(12,633)
Intercompany balances	(12,414)	(35,467)	91,697	(43,816)	–

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

38	Operating Segments (continued)

For the twelve months ended December 31, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	100,002	–	–	–	100,002
Inter-segmental revenue	–	23,214	(23,214)	–	–
Royalty	(5,007)	–	–	–	(5,007)
Production costs	(44,032)	(20,318)	20,639	–	(43,711)
Depreciation	(4,920)	(91)	424	(41)	(4,628)
Other income	4,751	14	–	–	4,765
Other expenses	(5,180)	(114)	–	(21)	(5,315)
Administrative expenses	(156)	(2,237)	10	(5,614)	(7,997)
Management fee	(2,492)	2,492	–	–	–
Cash-settled share-based expense	–	(114)	634	(1,933)	(1,413)
Net foreign exchange gain (loss)	4,618	132	(272)	(173)	4,305
Fair value loss on derivative assets and liabilities	–	(164)	–	(102)	(266)
Net finance cost	(352)	47	–	–	(305)
Dividends (paid) received	(2,198)	(1,355)	–	3,553	–
Profit before tax	45,034	1,506	(1,779)	(4,331)	40,430
Tax expense	(14,446)	(854)	380	(253)	(15,173)
Profit after tax	30,588	652	(1,399)	(4,584)	25,257

As at December 31, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	27,070	5,320	(194)	12,390	44,586
Non-Current (excluding intercompany)	133,568	716	(4,237)	3,287	133,334
Expenditure on property, plant and equipment (note 18)	26,391	151	(1,887)	123	24,778
Expenditure on evaluation and exploration assets (note 19)	98	–	–	2,961	3,059
Intercompany balances	17,482	6,752	(69,144)	44,910	–

Geographic segment liabilities:
Current (excluding intercompany)	(6,831)	(1,797)	–	(1,336)	(9,964)
Non-current (excluding intercompany)	(8,065)	–	264	(2,112)	(9,913)
Intercompany balances	–	(34,020)	69,144	(35,124)	–

Major customer

Revenues from Fidelity amounted to $121,329 (2020: $100,002) for the twelve months ended December 31, 2021. Refer to note 7.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

39	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2021 was $898 (2020: $796, 2019: $506).

40	COVID-19

Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could influence management’s going concern assumption. This may affect Management’s accuracy of predicting the impact that COVID-19 may have on:

●	global gold prices;
●	demand for gold and the ability to refine and sell gold produced;
●	the severity and the length of potential measures taken by governments to manage the spread of the disease, and their effect on labour availability and supply lines;
●	availability of government supplies, such as water and electricity;
●	local currency purchasing power; or
●	ability to obtain funding.

With potential lockdowns by Governments across the globe the Group’s supply chain has continued to function at a level that is adequate to augment the Group’s inventories, which management believes are sufficient to maintain normal production without interruption and accordingly the current situation bears no impact on management’s going concern assumption.

Further management had to incur additional costs to ensure the wellbeing of its employees and made donations to stakeholders in Zimbabwe to assist in curbing the effects of COVID-19. The cost related to these expenditures are disclosed in notes 9 and 13.

Work on the Central Shaft project from April 2020 was delayed by restrictions on the movement of specialised personnel and the transport of equipment due to the coronavirus pandemic. The Central Shaft was commissioned in the first quarter of 2021 instead of the fourth quarter of 2020. The delay in commissioning affected production for 2021and is expected to result in higher planned capital expenditure for 2022. There is no change to the target production rate of 80,000 ounces in from 2022 onwards and at the date of approval of the consolidated financial statements the severity of the effects of COVID-19 appears to be diminishing in the jurisdictions where the Company operates.

At the date of the authorisation of the financial statements management is of the opinion that the effects of COVID-19 have been considered in making significant judgements and estimates, valuations and evaluating our going concern principle.

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2021, 2020 and 2019 (in thousands of United States Dollars, unless indicated otherwise

41	Subsequent events

41.1	Cap and collar hedge

On February 17, 2022 the Company entered into a zero cost contract to hedge 20,000 ounces of gold over a period of 5 months from March to  July 2022. The hedging contract has a cap of $1,940 and a collar of $1,825 over 4,000 ounces of gold per month expiring at the end of each month over the 5-month period.

On March 9, 2022 in response to a very volatile gold price the Company purchased a matching quantity of call options at a strike price above the cap at a total cost of $796,000 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price.  The future impact of the hedges is indeterminable at the date of issue of these consolidated financial statements and will be quantified in the condensed consolidated interim financial statements as at March 31, 2022.

41.2	Connemara North

On conclusion of management’s drilling program it was decided not to exercise the option over the Connemara North claims as the results of the exploration work indicated that the property does not meet Caledonia’s strategic objectives. The decision to not exercise the option won’t have an impact on theses consolidated financial statements as the information required to make the decision was not available by December 31, 2021. The decision will impair the Exploration and evaluation assets and increase the impairment expense by $463 in the consolidated financial statements as at March 31, 2022.

The financial effects of the above and the results of the first quarter of 2022 are available on Caledonia’s website (www.caledoniamining.com).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date  May 17, 2022

CALEDONIA MINING CORPORATION PLC
By:	/s/ Mark Learmonth
Mark Learmonth Chief Financial Officer