Form 20-F
period 2022-12-31
Caledonia Mining Corp Plc
filed 2023-04-28
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

12,833,126 (“Common shares” or “shares”)

Indicate by check mark if the registration is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes          ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes          ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days

☒Yes          ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒Yes          ☐ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐1

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐2

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

☐Yes          ☒ No

___________________________

1 Check boxes are blank, pending adoption of the underlying rules.

2 Check boxes are blank, pending adoption of the underlying rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F ("Annual Report") and the exhibits attached hereto contain "forward-looking information" and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, the Company’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this Annual Report include: our mineral reserve and mineral resource calculations with underlying assumptions, production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates, Caledonia Mining Corporation Plc and subsidiaries (“Caledonia” or “Company” or “Group”) plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral reserves and mineral resources, capital costs, our intentions with respect to financial position and third party financing and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated mineral reserves and mineral resources, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus); availability and increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves and mineral resources as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders, potential shareholders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each annual report, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future. During 2020 Caledonia completed the first sale of equity securities under the Securities Act and may no longer qualify as an emerging growth company in 2026. Refer to note 24 in the Consolidated Financial Statements for detail on the sales of equity securities.

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

As of April 28, 2023, we had 19,188,073 shares issued and outstanding. In addition, as of April 28, 2023, 20,000 shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders. Awards under the incentive plan made to executives and certain other senior members of management on January 24, 2022 and April 7, 2023, consisting of a target of 130,380 and  93,035 Equity-settled Performance Units (“EPUs”) respectively, are only to be settled in shares. The PUs that vest will be subject to a performance multiplier and a maximum amount of 150% of target PUs could vest. Accordingly, providing for such a maximum amount, Caledonia could grant options on a further 1,440,284 shares as at the date of this Annual Report on the assumption that all other outstanding awards (other than the options mentioned above) are settled in cash at the request of the holders. As of April 28, 2023, our senior officers and directors beneficially owned or had an interest in, as a group, 2,904,740 shares (15.14% of our issued share capital). Sales of substantial amounts of our shares into the public market, by our officers or directors or pursuant to the exercise of options, or even the perception by the market that such sales may occur, may lower the market price of our shares.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

The economic viability of our revenues, operations and exploration and development projects is, and is expected to be, heavily dependent on the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years. The price of gold is affected by numerous factors beyond our control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes; and inventory carrying costs. The effect of these factors on the price of gold, and therefore the economic viability of our operations, cannot be accurately predicted. Blanket Mine (1983) (Private) Limited (“Blanket”), the company which owns the Blanket mine (“Blanket Mine”), during fiscal 2022 sold all of its gold production to Fidelity Printers and Refiners Limited (“Fidelity”), as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25% (2.5% from October 1, 2018 to January 11, 2019).

On December 22, 2022 the Company purchased put options to hedge 16,672 ounces of gold from February 2023 to May 2023 at a strike price of $1,750.  These options were purchased to protect the Company against gold prices below $1,750 for the quantity of ounces hedged.

The future impact of the put option hedge is undeterminable at the date of issue of this report and will be quantified in the Condensed Consolidated Interim Financial Statements as at March 31, 2023.  Refer to note 14.1 of the Consolidated Financial Statements for more detail on the hedging agreements.

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

Mining companies could experience higher costs of steel, reagents, labor, electricity, government levies, fees, royalties and other direct and indirect taxes. Our investment in a solar plant, efficiencies at existing operations and planned growth, should assist in curbing cost increases and/or allow the fixed cost component to be absorbed over increased production assisting in alleviating the net cash effect of any further cost increases and potentially increase revenue cash flows. However, there can be no assurance that we will be able to control such input costs and any increase in input costs above our expectations may have a negative result on our results of operations and financial performance.

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

Blanket uses water in the metallurgical process, some of which is pumped from the deeper levels of the mine but most of which is obtained from the “Blanket dam” (which, despite its name, is neither owned nor managed by Blanket Mine) which also supplies water to the nearby town of Gwanda. Blanket Mine is situated in a semi-arid region and rainfall typically only occurs in the period November to February. Management believes that there is enough water in the Blanket Mine dam to maintain normal operations until the next rainy season. During dry periods as a precautionary measure, Blanket intends to resuscitate existing boreholes and determine their yield; conduct hydrological surveys to identify potential new boreholes; recycle water from the lower levels of unused workings and construct a pond to store water that is pumped from current workings. If, however, there is inadequate water supply, operations at Blanket Mine may become more costly or have to be curtailed, suspended or even terminated which may have serious adverse consequences to the viability of gold production from Blanket Mine that could, in turn, have a material adverse effect on our business, results of operations or financial performance.

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

Power surges as experienced at Blanket, if not controlled, can cause severe damage to Blanket’s electrical equipment. Power surges are regulated by autotap transformers that are installed to normalise fluctuations up to 10MVA; current fluctuations vary to 12MVA. As a result of load-shedding and low voltage occurrences, two 10MVA autotap transformers were installed in the fourth quarter of 2021; this installation reduced the voltage fluctuations and reduced the power cost and diesel, Blanket’s use of diesel for generating electricity decreased from approximately 3,311,000 liters for the year in 2021 to 1.420,000 liters in 2022.

Blanket has addressed the issue of interrupted power supply by installing stand-by generators. These generators can supply the whole mine with electricity but is a costly and environmentally unfriendly electricity source that is reliant on fuel imports that may from time to time be in shortage in Zimbabwe.

To mitigate against the current electricity situation, Caledonia has constructed a 12.2MWac solar plant at a cost of approximately $14.3 million (including construction costs and other project planning, structuring, funding and administration costs) supplying the Blanket operations. The solar plant was fully commissioned early February 2023 and provides approximately 27% of Blanket Mine’s average daily electricity demand. The plant has been providing power to Blanket from its initial connection to the Blanket grid in November 2022.

Management is in discussion with the Zimbabwean power utility to obtain an improved supply of electricity. This may include an additional supply line that will result in fewer outages and a power supply that has a higher power factor. Blanket may potentially pay a different KWh rate for this supply line. At the date of approval of this report no agreement with ZESA had been concluded in this respect.

Management continues to engage with the Intensive Energy User Group regarding the import of electricity from power producers in Zambia and Mozambique and for this power to be wheeled via the Zimbabwe grid to Blanket. If these discussions are successful, it is expected that Blanket’s continuity of electricity supply will improve.

If an electricity shortage or outage persists, operations at the mines may become more costly or have to be curtailed, suspended or even terminated which may have serious adverse consequences to the viability of production from the mines that could, in turn, have a material adverse effect on our business, results of operations or financial performance.

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

The current monetary situation in Zimbabwe can be summarized as follows:

●	Although there continues to be a shortage of foreign currency in Zimbabwe, the business has had satisfactory access to foreign exchange to date.

●

The rate of local currency (known as “ZWL$”, “RTGS Dollars” or “RTGS$”) annual inflation increased from 61% by January 2022 to 244% by December 2022 which is the highest reading since April 2021. A high rate of RTGS$ inflation has little effect on operations because employees are paid in US Dollars. A large portion of other inputs are denominated in US Dollars.

●

Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and RTGS$ accounts which can only be used for domestic transactions.

●

On February 20, 2019 the Reserve Bank of Zimbabwe (“RBZ”) allowed limited inter-bank trading between currency held in the RTGS$ system and the FCA system.  Prior to this, the RBZ had stipulated that a Dollar in the RTGS$ system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter end since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates (ZWL$:US$1)
February 20, 2019	2.50
March 31, 2019	3.00
June 30, 2019	6.54
September 30, 2019	15.09
December 31, 2019	16.77
March 31, 2020	25.00
June 30, 2020	57.36
September 30, 2020	81.44
December 31, 2020	81.79
March 31, 2021	84.40
June 30, 2021	85.42
September 30, 2021	87.67
December 31, 2021	108.66
March 31, 2022	142.42
June 30, 2022	370.96
September 30, 2022	621.89
December 31, 2022	684.33
March 31, 2023	929.86
April 13,2023	963.55
April 21,2023	1,000.40

●

The interbank trading mechanism addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices which had an adverse effect on employee morale. In February 2020, the RBZ announced its intention to further liberalize the interbank market with the objective of increasing liquidity and transparency. However, in response to the COVID-19 pandemic, the Minister of Finance subsequently reversed this policy and re-established a fixed exchange rate of ZWL$25:US$1 with effect from March 26, 2020.  On June 23, 2020, the RBZ introduced an “auction system” whereby, on a weekly basis, buyers and sellers of local currency and foreign exchange submit tenders which the RBZ uses to determine a revised interbank rate.  RTGS$ denominated goods and services are typically priced using a US Dollar reference point to which the informal exchange rate is applied.  The official exchange rate does not reflect the local rate of inflation.

●

Prior to May 26, 2020, 55% of sale proceeds were received in US Dollars and the balance was received in RTGS$. From May 26, 2020 gold producers received 70% of their sale proceeds in US Dollars and the balance was received in RTGS$.  With effect from January 7, 2021, gold producers received 60% of their revenues in US Dollars and the balance in RTGS$.

●

After the reduction in the proportion of revenues received in US Dollars from 70% to 60% with effect from January 7, 2021, Blanket participated in the weekly auction system to access the resultant shortfall in US Dollars.   From early June 2021, Blanket and other gold producers were excluded from the weekly auctions on the grounds that they are deemed to be exporters and therefore do not qualify to participate.  Blanket subsequently secured allocations of foreign exchange from the RBZ to compensate for its exclusion from the auctions.  As at the date of this report, Blanket has not accumulated excess local currency.

●

In June 2021 the RBZ announced that companies whose shares are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars.  Blanket subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum).  In addition, the payment of the increased US Dollar proceeds for incremental production was backdated to July 1, 2021.    As Blanket intended to increase its production from approximately 58,000 ounces of gold in 2020 to 80,000 ounces of gold from 2022 onwards, a listing on the VFEX  meant that Blanket would receive approximately 71.5% of its total revenues in US Dollars and the balance in local currency.  Accordingly in December 2021 Caledonia obtained a secondary listing on the VFEX.

●

On February 3, 2023, the RBZ issued Exchange control directive RY002/2023 stating that with effect from February 6, 2023, the US$ export retention threshold across all sectors, including companies listed on the VFEX, had been standardized to 75% of export proceeds. The incremental export incentive scheme was also discontinued with effect from February 1, 2023.  The Company is awaiting a response from the RBZ as to whether the Bilboes project will be able to increase its USD revenue allocation.

●

Throughout these developments and to the date of issue of the Consolidated Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

●

Up until April 2023, Blanket sold its gold production to Fidelity, which refines and on-sells the gold into the international market.  During the first quarter of 2021, responsibility for making payments for gold deliveries from Blanket moved from the RBZ to its gold refining subsidiary Fidelity. This move simplified and improved the mechanism for making payments for gold and the new system is operating well.

In April 2023 Blanket, Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) and Bilboes Holdings (Private) Limited (“Bilboes Holdings”) commenced selling its gold production to Fidelity and Al Etihad Gold Refinery DMCC (“AEG”). Fidelity would receive, assay and refine all gold production to 95% pure gold or above. A total of 28.75% of the refined gold will be retained by Fidelity for the portion received in ZWL (after deduction of the ZWL portion of the royalty payment) and 1.25% will be retained for the government royalty payment in USD. The remaining 71.25% of the gold will be transported by Ferrari Logistics Southern Africa (Proprietary) Limited to AEG in Dubai, UAE and further refined and sold by AEG at a cost of $7 per ounce. Gold transported throughout this process is fully insured. The sales to Fidelity and AEG will be priced at the London Bullion Market Association (“LBMA”) London fixed pm price on day of delivery to AEG from Fidelity. 90% of the payment is contracted to be received upon delivery to AGK First DMCC and the remaining 10% a day later. Up to the date of approval of the Annual Report the Group has made $3,839,978 of sales, representing 1,936 ounces and has received  payment in full. All payments outstanding were within contracted terms at approval date of  the Annual Report. Management believes this new sales mechanism opens the sales options to more than one refiner and reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe.

Investors should recognize that Caledonia’s ability to implement its investment and operational strategies, Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to continue to externalize cash from Zimbabwe and receive payments for the sale of its gold proceeds.

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

Our level of profitability, if any, in future years will depend on whether our mines produce at forecasted rates and whether any exploration stage properties can be brought into production. The mining, exploration and development of mineral deposits involves significant risks. It is impossible to ensure that any current and future exploration programs will establish mineral reserves or mineral resources. Whether a mineral ore body will be commercially viable depends on several factors, and the exact effect of these factors cannot be accurately predicted. The exploration, development and production activities are subject to political, economic and other risks, including:

●	cancellation or renegotiation of contracts;
●	changes in local and foreign laws and regulations;
●	changes in tax laws;
●	delays or refusal in granting prospecting permissions, mining authorizations and work permits for foreign management staff;
●	environmental controls and permitting;
●	expropriation or nationalization of property or assets;
●	foreign exchange controls and the availability of foreign exchange;
●	government mandated social expenditures;
●	import and export regulation, including restrictions on the sale of production in foreign currencies;
●	inflation of costs that is not compensated for by a currency devaluation;
●	requirement that a foreign subsidiary or operating unit has a domestic joint venture partner, which, possibly, the foreign company must subsidize;
●	restrictions on the ability of local operating companies to hold foreign currencies in offshore and/or local bank accounts;
●	restrictions on the ability of a foreign company to have management control of exploration and/or development and/or mining operations;
●	restrictions on the remittance of dividend and interest payments offshore;
●	retroactive tax or royalty claims;
●	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;
●	royalties and tax increases or claims by governmental entities;
●	unreliable local infrastructure and services such as power, water, communications and transport links;
●	demands or actions by native or indigenous groups;
●	other risks arising out of foreign sovereignty over the areas in which operations are conducted; and
●	lack of investment funding.

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

We will need to identify new mineral reserves to replace mineral reserves that have been depleted by mining activities and to commence new projects. No assurance can be given that exploration activities by us will be successful in identifying sufficient mineral reserves of an adequate grade and suitable metallurgical characteristics suitable for further development or production.

Refer to section 4.B – “Business Overview” for more information on our mining properties and projects.

Further development and commercial production at Blanket Mine, Bilboes oxides and acquired exploration and evaluation assets cannot be assured.

We are engaged in further development activities at Blanket Mine, exploration and evaluation activities at Blanket’s satellite properties, the Bilboes gold project in Zimbabwe (“Bilboes” or the “Bilboes Project”)  (oxides and sulphides) and the Maligreen project (“Maligreen”) and we commenced oxide mining activities at the Bilboes oxide mine in December 2022. Estimates for future production, at Blanket Mine and the Bilboes oxide mine, are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations. Construction and development of projects are subject to numerous risks including, but not limited to: obtaining equipment, permits and services; changes in regulations; currency rate changes; labor shortages; fluctuations in metal prices; and the loss of community support.

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

Refer to capital investments under Item 4.A – “History and Development of the Company”, for detail on development activities at Blanket and the Bilboes oxide mine and exploration and evaluation assets.

We face credit risk exposure from counterparties to certain contractual obligations and there is no assurance that any such counterparty may not default in such obligation causing us to incur a financial loss.

Credit risk is the risk that a party with a contractual obligation with us will default causing a loss. New regulations introduced by the Zimbabwean Ministry of Finance in January 2014 require that all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of our production from Blanket Mine and the Bilboes oxide mine was sold to Fidelity. From April 26, 2023, at the date of approval of this document and pursuant to an arrangement with Fidelity production began to be sold to both Fidelity and AEG (see above).  All payments due from Fidelity or AEG have been received in full and on time. This arrangement introduces a credit risk, beyond our control, that receivables and contractual performance due from Fidelity will not be paid or performed in a timely manner, or at all. If Fidelity or the Zimbabwean government were unable or unwilling to conduct business with us, or satisfy obligations to us, we could experience a material adverse effect upon our operations and financial performance.

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

Depending on our ability to generate income from our operations, we may require further financing for current and future exploration and development. Should our projections for fiscal years 2023 through to 2025 prove incorrect, to finance our working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

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

Factors affecting our share price include but are not limited to:

●	actual or expected fluctuations in our operating results;
●	actual or expected changes in our growth rates or our competitors’ growth rates;
●	changes in the market price of gold;
●	changes in the demand for gold;
●	high extraction costs;
●	accidents;
●	changes in market valuations of similar companies;
●	additions to or departures of our key personnel;
●	actual or anticipated fluctuations in our quarterly operating results or those of our competitors;
●	publication of research reports by securities analysts about us or our competitors in the industry;
●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
●	fluctuations of exchange rates between the US$, GBP, CAD, RTGS$ and ZAR;
●	changes or proposed changes in laws and regulations affecting the gold mining industry;
●	changes in trading volume of our shares on the NYSE American, AIM or VFEX;
●	sales or perceived potential sales of our shares by us, our directors, senior management or our shareholders in the future;
●	short selling or other market manipulation activities;
●	announcement or expectation of additional financing efforts;
●	terrorist acts, acts of war or periods of widespread civil unrest;
●	natural disasters and other calamities;

●	litigation involving us, including: shareholder litigation, investigations or audits by regulators into our operations; or proceedings initiated by our competitors or clients;
●	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
●	the passage of legislation or other regulatory developments affecting us or our industry;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us; and
●	conditions in the U.S., United Kingdom and Zimbabwe financial markets or changes in general economic conditions.

We are dependent on key management employees.

Our success depends (i) on the continued contributions of our directors, executive officers, management and consultants; and (ii) on our ability to attract new personnel whenever we seek to implement our business strategy. The loss of the services of any of these persons could have a materially adverse effect on our business, prospects, results of operations and financial performance. The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the mines are depleted. There is no assurance that we will always be able to locate and hire all the personnel that we may require. Where appropriate, we engage with consulting and service companies to undertake some of the work functions.

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

We face risks related to illegal mining and no assurance can be provided that such illegal mining will not have an adverse effect on our business, results of operations and financial performance.

Illegal mining activities on properties controlled by the business have been identified. This gives rise to increased security costs and an increased risk of theft and damage to equipment. The business has received adequate support and assistance from the Zimbabwean police in investigating such cases but there can be no guarantee that the support from the Zimbabwean police will continue and whether their support will stop illegal mining activities.

Most of our employees are members of the Associated Mine Workers Union of Zimbabwe and any work stoppage or industrial action implemented by the union may affect our business, results of operations and financial performance.

Most of the employees are members of either the Associated Mine Workers Union of Zimbabwe or Zimbabwe Diamond and Allied Minerals Workers Union. Pay rates for all wage-earning staff are negotiated on a Zimbabwe industry-wide basis between the union and representatives of the mine owners. Any industrial action called by the union may affect our operations even though our operations may not be at the root cause of the action. Strikes, lockouts or other work stoppages could have a material adverse effect on our business, results of operations and financial performance. In addition, any work stoppage or labor disruption at key customers or service providers could impede our ability to supply products, to receive critical equipment and supplies for our operations or to collect payment from customers encountering labor disruptions. Work stoppages or other labor disruptions could increase our costs or impede our ability to operate.

There can be no assurance that changes to any environmental, health and safety laws to which we are currently subject would not adversely affect our exploration and development programs.

Our exploration, development and operations are subject to environment, health and safety (“EH&S”) laws and regulations in the countries in which the relevant activity is being conducted.

In 2018, a training facility (called the Nyanzvi initiative) was established at Blanket using dedicated facilities and specially trained facilitators. The entire Blanket workforce participated in the programme which resulted in the general improvement in safety in the first two quarters of 2020. The Nyanzvi programme was suspended from late March 2020 due to the need to observe social distancing because of COVID-19 which contributed to the increase in reportable events. The Nyanzvi safety training initiative was resumed in the last quarter of 2021 as COVID-19 restrictions were relaxed; management believes this will help to increase general safety awareness. It is planned that the Nyanzvi initiative will be implemented for Bilboes from 2023 onwards.

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

In response to the COVID-19 pandemic, measures were introduced to safeguard our employees; e.g. protective equipment and guidelines - clothing, sanitizers, stricter safety protocols, etc. One case of COVID-19 was recorded at Blanket during 2020; 232 cases of COVID-19 were detected in 2021 of which there was, regrettably, two deaths of an employee and a dependent. Further cases have been detected at the Company’s offices in Harare, Johannesburg and St Helier. Blanket procured sufficient doses of an approved vaccine for all adult employees and their spouses; as at December 31, 2022, 2,066 of Blanket’s employees and 1,030 of the Blanket employee dependents living on the Blanket site have been vaccinated on site.

Regrettably, a fatality occurred on February 21, 2022 and another on February 16, 2023. The fatalities occurred as a result of a vehicle accident underground and a secondary blasting accident. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into these incidents. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures.

We may enter into acquisitions or other material transactions at any time.

We continually seek to replace and expand our reserves through the exploration of our existing properties and may expand through acquisitions of interests in new properties or interests in properties such as the Bilboes oxide mining tribute, Bilboes sulphides project, Maligreen and Motapa. Acquisitions involve a number of risks, including: the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; the possibility that we may pay more than the acquired company or assets are worth; the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of integrating the operations and personnel of an acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; the inability to integrate, train, retain and motivate key personnel of an acquired business; and the potential disruption of our ongoing business and the distraction of management from its day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and may have a material adverse effect on our business, results of operations and financial performance.

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

We will cease to be an emerging growth company upon the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1,235,000,000 (as such amount is indexed for inflation every five years by the SEC or more);

●	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of equity securities pursuant to an effective registration statement under the Securities Act;

●	the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non- convertible debt; or

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

Our mineral reserve and mineral resource estimates described in this document are estimated in accordance with the requirements of Subpart 1300 of Regulation S-K (“Subpart 1300”). We believe these estimates also comply with Canada’s National Instrument 43-101 (“NI 43-101”). These estimates may not reflect actual mineral reserves and, mineral resources, or future production. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, mineral reserve and mineral resource estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our mineral reserve and mineral resource estimates to decline. Our mineral resource estimates may never be upgraded to mineral reserves. Moreover, if the gold price declines, or if our labor, consumable, electricity and other production costs increase or recovery rates decrease, it may become uneconomical to recover our mineral reserves. Under these circumstances, we would be required to re-evaluate our mineral reserves and mineral resources. Mineral reserve and mineral resource estimates are based on drilling results and because unforeseen conditions may occur, the actual results may vary from the initial estimates. These factors could result in reductions in our mineral reserve and mineral resource estimates, which could in turn adversely impact the total value of our business.

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

There is uncertainty as a result of the conflict in Ukraine

The conflict in Ukraine which began in February 2022, and the accompanying international response including economic sanctions, has been extremely disruptive to the world economy, with increased volatility in commodity markets, including higher oil and gasoline prices, international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which this conflict will continue to impact economic and financial affairs, as the numerous issues arising from the conflict are in flux and there is the potential for escalation of the conflict both within Europe and globally. There is a risk of substantial market and financial turmoil arising from the conflict which could have a material adverse effect on the economics of the Company’s projects, and the Company’s ability to operate its business and advance project development.

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

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwean company, CHZ that held 100% of the shares of Blanket Mine. The purchase consideration was $1,000,000 and 20,000,000 shares of Caledonia. The Company acquired all the assets and assumed all the liabilities of CHZ.

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

On January 6, 2023, Caledonia completed the acquisition of Bilboes Gold, further details of which can be found in Section 4 B: Business overview of this report

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

Blanket Mine - Capital Investment

The main capital development project is the infrastructure which will allow for production at 30 and 34 levels below the current operations; another level (38 level) is intended to be added in due course via a decline construction. Central Shaft is currently being used to hoist development waste, people and material – thereby freeing up capacity at No. 4 Shaft to hoist ore. Investment in 2022 comprised the construction of the grizzly rock passes at the ore passes on 26 and 30 levels that is 50% complete, mining of the clear and dirty water sumps at 34 level, and the completion of the raise boring return airway connecting 30 and 34 level and the conveyor and primary crushing plant on surface. Development from Central Shaft has continued northwards and southwards on 26, 30 and 34 levels towards AR South and Eroica.

In addition, work continued on the following developments:

●

Eroica Decline 3:  this decline will continue down to the 30 and 34 levels (990m and 1,110m below collar, respectively) and will connect to the haulages from Central Shaft.  Progress in 2022 was stopped at 870 meters to allow for level development to take place;

●

930-meter haulage: this haulage was mined from the bottom of decline 4 in the Blanket section designed to facilitate the opening up and development of the BQR and 3 Orebody zones. This work has been accomplished successfully and the updip development has since linked to 870m level some 60m above. This connection has improved access and ventilation allowing for rapid strike development to take place on multiple sublevels. It is currently ongoing along the 2 orebody section. This is an area with higher than average mine grades.

The Caledonia board has allocated approximately $3 million towards a capital program to address the remaining issues relating to the electricity supply from the grid which includes installing capacitors to improve the power utilization efficiency and installing further autotap changers to stabilize the power at Central Shaft. The table below shows spending on capital development projects for the twelve months to the end of 2022:

Capital development	$’m
Central Shaft and infrastructure development	9.7
Capital development ends	5.7
Power	5.6
TOTAL	21.0

Solar Investment

In 2020, the Company raised $13 million (before commission and expenses) through the sale of 597,963 shares at an average price of $21.74 per share to construct a solar plant. Caledonia initiated a tender process to identify parties to submit proposals for a solar project that would reduce Blanket’s reliance on grid and generator power and provided notice to proceed with construction in 2021. The 12.2 MWac solar plant was connected to the Blanket grid in November, 2022 and fully commissioned in early February 2023. The solar plant provides approximately 27% of Blanket’s electricity demand during daylight hours, reduces Blanket’s reliance on the utility and generator use and cost $14.3 million to complete.

Blanket continues to rely on the grid and generators to provide additional power during daylight hours and at night. Completion of the solar plant coincided with an improvement in the supply of power from the grid which has substantially reduced the amount of diesel consumed. In January 2023 Blanket consumed on average 18,000 litres of diesel per month for 2023 compared to an average of 120,000 litres per month for the whole of 2022. Whilst it is uncertain that this level of improvement will be maintained, the successful implementation of the solar plant is expected to result in a meaningful reduction in diesel usage.

In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (Private) Limited (“CMS”), which owns the solar plant, to issue loan notes (“bonds”). This decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company and $7 million of bonds were in issue to the date of this report, all issued to Zimbabwean registered commercial entities.

Capital projects and expenditures are further analyzed in notes 17 and 18 of the Consolidated Financial Statements and under Item 4.B – “Business Overview”.

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains report, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (http://www.caledoniamining.com).

B. Business Overview

Description of Our Business

Blanket Mine

Caledonia’s primary focus is the operation of a gold mine and the exploration and development of mineral properties for precious metals. Caledonia’s activities are focused on Zimbabwe. The Company’s business during the last three completed fiscal years has been focused primarily on increasing production to 80,000 oz. of gold from 2022 onward through its investment plan at Blanket Mine.

Total gold production at Blanket Mine for 2022 was 80,775 oz. (2021: 67,476; 2020: 57,899). Gold producers compete globally based on their operating and capital costs. Certain gold producers benefit from their ability to produce other minerals in commercial quantities as by-products. Caledonia derives approximately 0.1% of its revenues from silver, which is insignificant. 100% of Blanket’s revenues over the last three years was derived from its operations in Zimbabwe.

Bilboes Gold

On July 21, 2022 Caledonia announced that it had signed an agreement (the “Bilboes Agreement”) to purchase Bilboes Gold Limited (“Bilboes Gold”), the parent company which owns, through its Zimbabwe subsidiary, Bilboes Holdings, the Bilboes Project for a total consideration of 5,123,044 Caledonia shares representing approximately 26.8% of Caledonia's fully diluted equity as at today’s date  and a 1% net smelter royalty ("NSR") on the Bilboes Project's revenues.

Bilboes is a large, high grade gold deposit located approximately 75 km north of Bulawayo, Zimbabwe. Historically, it has been subject to a limited amount of open pit mining.

Upon Caledonia’s entry into the Bilboes Agreement, Caledonia announced a NI43-101 compliant estimate commissioned by the vendors of Bilboes Gold of proven and probable mineral reserves of 1.96 million ounces of gold in 26.64 million tonnes at a grade of 2.29 g/t and measured and indicated mineral resources of 2.56 million ounces of gold in 35.18 million tonnes at a grade of 2.26 g/t (inclusive of mineral reserves) and inferred mineral resources of 577,000 ounces of gold in 9.48 million tonnes at a grade of 1.89 g/t. These estimates were derived from a NI 43-101 technical report titled “BILBOES GOLD PROJECT FEASIBILITY STUDY" with effective date December 15, 2021 prepared by DRA Projects (Pty) Ltd and filed by the Company on SEDAR (www.sedar.com) on July 21, 2022. Caledonia is not treating these estimates as current estimates of mineral resources or mineral reserves, pursuant to Subpart 1300 because a qualified person has not done sufficient work to classify the estimate as a current estimate of mineral resources or mineral reserves under Subpart 1300.

The Company understands that the project has produced approximately 288,000 ounces of gold since 1989. The report mentioned above indicates the potential for an open-pit gold mine producing an average of 168,000 ounces per year over a 10-year life of mine.

On July 21, 2022 Caledonia also entered into tribute and mining agreements with Bilboes Holdings so that the oxide mining activities could be re-started. Restarting the oxide mining activities had the benefit of an element of pre-stripping for the main development, the Bilboes sulphide project.  This tribute agreement is specific to the oxide and transitional ore mining operations of Bilboes Holdings At the date of the tribute agreement Bilboes Holdings was on care and maintenance.

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold. The total consideration was agreed at 5,123,044 Caledonia shares, representing approximately 26.8% of Caledonia's fully diluted equity as at today’s date and a 1% NSR. Following completion of the transaction in January 2023, Caledonia commissioned its own feasibility study to identify the most judicious way to commercialize the Bilboes sulphide project and optimize shareholder returns. One approach that is being considered is a phased development which would minimize the initial capital investment and reduce the need for third party funding.

Caledonia has commenced the oxide operations that is expected to be cash positive within 6 months of the commencement of work and it generated $171,000 revenue by March 31,2023. This also has the benefit of partially pre-stripping the area for the main development of the project.

Refer to note 5 in the Consolidated Financial Statements for more detail on the Bilboes Gold acquisition and tribute transaction.

Motapa-Project

On November 1, 2022 Caledonia acquired from Bulawayo Mining Company Limited (“Bulawayo Mining”) all the shares in Motapa Mining Company UK Limited (“Motapa”), which wholly owns Arraskar Investments (Private) Limited (“Arraskar”), the holder of the registered mining lease over Motapa, for $8.25 million.

Caledonia’s exploration activities are focused on Blanket Mine, Motapa and Maligreen and in due course management intends to complete a drilling plan for Motapa.

Maligreen-Project

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

During 2022 the Company completed a re-logging and re-sampling exercise of a representative sample of previously drilled core which have satisfied the QAQC requirements for upgrading the original Inferred Mineral Resources estimate to Measured, Indicated and Inferred Mineral Resources. Future exploration activities may be considered to further understand the strike and depth extension potential and assess the potential for a mining operation.

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

Refer to note 18 of the Consolidated Financial Statements and Item 4.A - “History and Development of the Company” for more detail on Maligreen.

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

After concluding drilling and exploration to the value of $0.5 million the Company decided not to exercise the option over Connemara North as the results of the exploration work indicated that the property does not meet Caledonia’s strategic objectives.  This gave rise to an impairment of $0.5 million. No further costs or impairments in respect of the Connemara North option are anticipated.

Other

The Eagle Vulture, Mascot and Penzance satellite properties were sold in 2021. During the fourth quarter of 2020 the Company entered into option agreements that gave the Company the exclusive right to explore the Glen Hume and Connemara North properties. On conclusion of the drilling programme it was decided not to exercise the option over the Glen Hume property, resulting in an impairment of $3.8 million. After further evaluations, in March 2022 Caledonia decided that the Connemara North property did not meet the Company’s criteria for further investment and accordingly the option to acquire the mining clams was not exercised. The accumulated expenditure on the Connemara North property of $163,000 was impaired in the first quarter of 2022.

Blanket Mine is our principal gold producing mining asset and from 2023 its gold production will be supplemented by the Bilboes oxide mining activities. Assets such as Maligreen, Motapa, the Bilboes sulphides project and Blanket satellite properties are in the exploration and/or evaluation stage. Estimates on operationalizing and/or defining orebodies may change as future evidence is obtained for these assets.

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

Mining Operations

Blanket Mine

On November 3, 2014 Caledonia announced the investment plan and production projections for the Blanket Mine. The objectives of the investment plan were to improve the underground infrastructure and logistics to allow efficient and sustainable production build-up.

There was no deep exploration drilling at Blanket Mine in 2022. Deep level exploration drilling will re-commence after the related development, in the Central Shaft area, has been completed to provide access to new drilling positions.

The review of existing data, the completion of Central Shaft with resumed drilling platforms and the migration to digital estimation protocols allowed for revised mineral resources and mineral reserves estimate. The estimate was based on data as at  March 31, 2022 for mineral resources and September 1, 2022 for mineral reserves, and depleted to 31 December 2022 for declaration. Refer to section 7.1 below.

Exploration at Blanket Mine’s portfolio of satellite properties was suspended in 2016 so that minral resources could be re-deployed at Blanket.  Since then, the Company has evaluated other investment opportunities in Zimbabwe and has concluded that the satellite properties other than GG are unattractive due to their relatively small size, low grade, limited exploration potential, operating complexity and metallurgical incompatibility with the existing Blanket Mine plant.  The GG satellite property remains on care and maintenance.

Metallurgical Process

Metallurgical plant – Blanket Mine

The Blanket Gold Plant established on the Blanket Mine site consists of crushing, milling, carbon-in-leach and batch elution electro-winning circuits. Recoveries in 2022 were 93.8% compared to 93.9% in 2021.

The capacity constraints in the metallurgical plant that were experienced were alleviated in the fourth quarter of 2022 due to the commissioning of the new ball mill (BM10) and the repair of BM7. Power cuts and repairs and maintenance to the primary, secondary crushers and the gearbox of BM8 reduced the tonnes milled of the metallurgical plant during the fourth quarter of 2022.

The installation of BM10 and repairs increased the metallurgical production capacity to 2,400 tonnes per day. The increased milling capacity enabled Blanket to increase tonnage milled from 1,976 tonnes per day during June 2022 to 2,379 tonnes per day on August 23, 2022.

During the fourth quarter of 2022, Blanket finished construction of a conveyor and crushing system to feed ore from the Central Shaft to a primary crusher from which it will be transported to the metallurgical plant which is located approximately 800 metres away, close to the No. 4 Shaft. The project was commissioned in November 2022.

Safety, Health and Environment

The following safety statistics have been recorded for the year 2022 and the preceding two years.

Classification	2020	2021	2022
Fatal	-	-	1
Lost time injury	6	3	4
Restricted work activity	9	6	4
First aid	1	1	5
Medical aid	12	21	12
Occupational illness	-	-	-
Total	28	31	26
Incidents	59	62	39
Near misses	24	22	18
Disability Injury Frequency Rate	0.52	0.26	0.23
Total Injury Frequency Rate	0.97	1.05	0.75
Man-hours worked (thousands)	5,789	6,199	6,947

Regrettably, a fatality occurred on February 21, 2022 and another on February 16, 2023. The fatalities occurred as a result of a vehicle accident underground and a secondary blasting accident. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incidents. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures.

Exchange Controls, Social Investment and Contribution to the Zimbabwean Economy

Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa. The Company obtained necessary approvals from both the RBZ and the Reserve Bank of South Africa to transfer foreign currency during the fiscal year ended December 31, 2022.

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

Payments to the Community and the Zimbabwe Government ($’000’s)
	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2020	1,689	184	12,526	14,399
Year 2021	1,163	948	16,426	18,537
Year 2022	888	1,200	19,184	21,272

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

Investors should recognize that Blanket’s ability to implement its investment plans at its properties and interests and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalize cash from Zimbabwe.

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

In respect of the gold export arrangement with AEG and Fidelity, gold is sold through a “closed pipe” mechanism starting with delivery to Fidelity and preliminary refining of Blanket’s and Bilboes’ gold production in a separate crucible. Risk in the gold vests with Fidelity until the gold is then delivered to the transport vessel (airplane) at the Robert Mugabe International Airport (Zimbabwe) for transfer to AEG in Dubai for final refining and sale. Fidelity retains 28.75% of the refined gold covering 25% required by the RBZ for conversion into ZWL and 3.75% as royalty. Caledonia will effectively receive 71.25% of the refined gold. Fidelity will pay the 25% retention proceeds in ZWL. From the ZWL amount payable to Caledonia, Fidelity will deduct 1.25% as a royalty and control of the gold is transferred as soon as payment is received. Revenue is recognized for each shipment on the Spot or London Fixing or as mutually agreed between the parties. Revenue for the refined gold retained by Fidelity will follow the same recognition process. The remaining gold will be recognized as revenue as soon as payment is received from AEG.

C. Organizational Structure

The Company has the following organizational structure as at April 28, 2023:

D. Property, Plant and Equipment and Exploration and evaluation assets

Overview

The Company is engaged in the exploration, development and production of gold and other precious metals from its mineral properties.  The Company’s four material mineral properties, all located in Zimbabwe, are:

●	the production-stage Blanket Mine (64% interest);
●	the exploration-stage Maligreen project (100% interest);
●

the oxides[1] and exploration-stage (sulphides) at Bilboes  (100% interest), at which we have commenced mineral extraction prior to estimating mineral reserves or mineral resources under Subpart 1300; and

●	the exploration-stage Motapa (100% interest), at which exploration and associated activities will be executed for the purpose of estimating mineral reserves or mineral resources under Subpart 1300.

The Blanket Mine and its satellite operations are located in the Matabeleland South province, the Maligreen project is located in the Midlands province and Motapa and the Bilboes is in the Bulawayo province as illustrated below.

The Company does not have interests in any other mineral properties, following the disposition of the Company’s interests in Connemara North, Glen Hume, Eagle Vulture, Mascot and Penzance, and Eersteling.

Certain of the information set forth in this annual report is derived from the following:

●

For the Blanket Mine, the Subpart 1300 technical report summary entitled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of  December 31, 2022, prepared by Qualified Persons Messrs. U Engelmann and D van Heerden. Refer to Exhibit 15.4 in this report; and

●

For the Maligreen project, the Subpart 1300 technical report summary entitled “S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe”, with an effective date of  December 31, 2022, prepared by Mr. U Engelmann.  Refer to Exhibit 15.5 in this report.

_____________________________

1 Operations on the oxides commenced on December 1, 2022.

Neither Mr. U Engelmann or Mr. D van Heerden is an employee of the Company and both are Qualified Persons as defined in accordance with Subpart 1300. Each is an employee of Minxcon (Pty) Ltd.  None of Messrs. U Engelmann or D van Heerden or Minxcon (Pty) Ltd is an affiliate of the Company or any other company that has, nor do any of them have, any ownership, royalty or other interest in the respective properties.

The Blanket Mine and Bilboes (oxide project), which was acquired subsequent to December 31, 2022, are the Company’s only properties with current mineral extraction.  Annual production information for the Blanket Mine for the previous three years is provided below, under “Material Properties – Blanket Mine”.

Mineral Resources

Mineral resources are stated as exclusive of mineral reserves and as attributed values.  Ordinary kriging and inverse distance estimation methodology was employed and confined to the property boundaries to which we have legal rights to explore and mine.

The Blanket Mine mineral resources occur as underground resources and estimates have been depleted for mining. Measured, indicated and inferred mineral resources are declared due to the continuity of the geology and grade as well as a history of proven historical mining. The inferred mineral resources show geological continuity, while grade continuity requires improvement through additional drilling. A cut-off of 1.5 g/t was utilized for Blanket Mine based on an average real term gold price of US$1,800/oz based on a 10-to-15 year view for precious metals. No geological losses were applied to the Blanket Mine measured mineral resources, while 5% discount was applied to the indicated and inferred categories.

The mineral resources for Maligreen are reported at surface (all mineral resources <220 m from surface) and underground (>220 m from surface). The mineral resources have been depleted by means of topography and mining voids.  Following confirmatory re-logging and re-sampling of historical core along with the robust geological mode, the data previous inferred mineral resources can now be declared as a measured, indicated and inferred mineral resources. A cut-off of 0.4 g/t was applied to the surface resources, while a cut-off of 1.5 g/t was applied to the underground portion based on a gold price of US$1,800/oz based on a 10-to-15 year view for precious metals. Discounts applied to the mineral resources include geological losses of 5% for measured, 10% for indicated and 15% for inferred mineral resources to account for geological, data and estimation uncertainty.

In Situ Mineral Resources Exclusive of Mineral Reserves			December 31, 2022
			Tonnes (Mt)	Grade (g/t)	Gold (koz)
Zimbabwe	Blanket Mine	Measured	1.86	3.10	185
	Underground	Indicated	2.36	2.89	220
	(64% attributable)	Measured + Indicated	4.22	2.98	405
		Inferred	5.76	2.92	539
	Maligreen	Measured	1.65	2.37	126
	Surface	Indicated	6.29	1.53	310
	(100% attributable)	Measured + Indicated	7.94	1.70	434
		Inferred	4.58	1.55	229
	Maligreen	Measured
	Underground	Indicated	0.09	2.89	8
	(100% attributable)	Measured + Indicated	0.09	2.89	8
		Inferred	1.59	3.75	192
Total Measured			3.51	2.75	310
Total Indicated			8.74	1.91	537
Total Measured + Indicated			12.25	2.15	847
Total Inferred			11.92	2.50	959
Grand total			24.17	2.33	1,807

As at December 31, 2022, Blanket Mine was our only property with Subpart 1300 mineral reserves.  See “Material Properties – Blanket Mine” below, for a description of our mineral reserves at Blanket Mine.

For the three years ended December 31, 2022, Blanket Mine was our only property with production.  See “Material Properties – Blanket Mine” below, for production data for the three years ended December 31, 2022.

Regional Geological Setting

Zimbabwe’s known gold mineralization occurs in host rocks of the Zimbabwe Craton, which is made up of Archaean rocks. The geology of the Craton is characterized by deformed and metamorphosed rocks which include high-grade metamorphic rocks, gneisses, older granitoids, greenstone belts, intrusive complexes, younger granites and the Great Dyke. The Chingezi gneiss, Mashaba tonalite and Shabani gneiss form part of a variety of tonalities and gneisses of varying ages. Three major sequences of slightly younger gold-bearing greenstone belt supracrustal rocks exist:

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

Material Properties

Blanket Mine

Property Description and Ownership

The Blanket Mine is an operating underground gold mine situated on the Gwanda Greenstone Belt (“GGB”) targeting shear zone hosted gold mineralization. The Mine complex comprises a cluster of mines extending from Lima in the north, through Eroica, Sheet, AR Main, AR South, the currently defunct Feudal, Blanket Section (Blanket 1 to Blanket 6) and Jethro over a total strike length of some 3 km. Gold has been commercially mined at the project area from several closely-spaced orebodies defining a mineralized trend via several shafts since the early 1900s. The Mine covers the operating claims of Jethro, Blanket, Feudal, Harvard, Mbudzane Rock, Oqueil, Sabiwa, Sheet, Eroica and Lima, largely encompassed in a 2,120ha Mining Lease. Ore is processed at an on-site plant. As at December 31, 2022 the net assets of Blanket Mine is $185 million.  Refer to note 27 of the Consolidated Financial Statements.

The Company indirectly owns 64% of the shares of Blanket Mine, the operator of which is Blanket Mine (1983) (Private) Limited, after the purchase of Fremiro’s 15% shareholding became effective in January of 2020. The Blanket Mine is fully equipped with all the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the mine.

As illustrated below, the Mine is located in the southwest of Zimbabwe, approximately 15 km northwest of Gwanda, the provincial capital of Matabeleland South. Gwanda is located 120 km southeast of Bulawayo, 200 km northwest of the Beitbridge Border post with South Africa, and 560 km from Harare, Zimbabwe's capital city. The Mine is centered on the coordinates (WGS84 system) 20°52' S, 28°54' E.

The table below indicates the aggregate annual production from Blanket in the last three fiscal years:

Blanket Production Statistics
Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
2020	597,962	3.21	93.8	57,899
2021	665,628	3.36	93.9	67,476
2022	752,033	3.56	93.8	80,775

Blanket Mine employs two mining methods that are well suited to the nature of the of the mineral deposits. The extreme variation within the Blanket Mine mineral deposits necessitates modification of the exact mining methods that suit the specific characteristics of each deposit. The general practice on the mine is to implement one of two tailored mining methods, determined mainly by the width of the mineral deposit.

The two mining methods utilised are:

●	Long-hole stoping in wider mineral deposits (orebody widths generally more than 3 m); and
●	Underhand stoping in narrow mineral deposits (orebody widths generally less than 3 m).

The planned thrust in development is aimed at opening up ground below 750 m Level which will be the primary production areas, as well as create the necessary exploration drilling platforms. In the Lima, ARS, Blanket and Blanket Feudal areas some mining activities will take place above 750 m Level.

Infrastructure at Blanket Mine as well as power and water supply are well-established infrastructure to support and sustain mining and processing operations. To date in excess of 1 million ounces of gold have been produced from the property.

The Blanket Gold Plant established on the Blanket Mine site consists of crushing, milling, carbon-in-leach and batch elution electro-winning circuits. The plant treats an average of 62,000 tonnes per month at a recovery of approximately 94%. The recovery performance is expected to continue, while the processing rate could be increased once planned milling upgrade has been completed. Construction of a new tailings storage facility is to begin in 2023, with a design to ensure international best practice is met whilst enabling uninterrupted production.

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

The issuing and control of mineral rights in Zimbabwe is regulated by the Mines and Minerals Act (Chapter 21:05) of 1961 (“MMA”), administered by the Mining Commissioner of the regional mining district. The mineral resources are vested in the State through the President of Zimbabwe.

The Government of Zimbabwe does not participate in managing the projects of local or foreign firms in the private sector. Presently, government participation in mining is through Zimbabwe Mining Development Corporation (“ZMDC”) and through the Minerals Marketing Corporation of Zimbabwe (“MMCZ”). The ZMDC was formed in 1982 for government to participate in the mining sector and to save companies that were being threatened to close. It is active in exploration, mining and giving assistance to cooperatives and small-scale miners. The MMCZ was formed in 1992 and is responsible for marketing all the country's minerals and metal products except gold and silver which are sold through the Reserve Bank. It finances its operations by a commission charge of 0.875% on sales conducted for its clients.

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
Jethro Shaft

The shaft has dimensions of 3 m x 2 m and is mainly utilised for the transport of men and material from surface to 7 Level. The shaft is equipped with a single drum winder with a 22 mm rope and capacity of 10 men.

5 Winze (Sub-Shaft)

5 Winze has dimensions of 3 m x 2 m and is a sub-shaft and is mainly used to transport men and materials between 7 Level and 22 Level. This shaft is similarly to Jethro shaft equipped with a single drum winder with a 20 mm rope and a capacity of 10 men.

6 Winze (Sub-Shaft)

6 Winze has dimensions of 3 m diameter and is a sub-shaft used mainly for the hoisting of ore from 26 Level to 22 Level from where ore is transported to No. 4 Shaft for hoisting to surface. This shaft is equipped with a 112 kW single drum winder with a 24 mm rope and a capacity of 3 t per skip or 500 tpd. At the bottom of 6 Winze shaft is a 12kW spillage pump.

Blanket Shaft (No. 4 Shaft)

No. 4 Shaft was historically the main production shaft of Blanket Mine. No. 4 Shaft has dimensions of 4 m x 2 m with two compartments. This shaft is mainly used for the hoisting of ore and waste rock from 22 Level to surface. The shaft is equipped with a 560 kW thyristor driven double drum winder with a 34 mm rope and capacity of 5t per skip or 2,000 tpd.

Central Shaft

The Central Shaft is not lined and has a four-compartment, 6 m diameter layout, equipped with 2 x 3,642 kW double-drum winders, one for rock and the other for men and material. The shaft reaches a depth of 1,204 meters.

The Blanket Mine is an underground mine in the production stage, and a number of expansion projects have either been completed or are planned for the Blanket mining operations in order to increase production. The majority of the expansion projects will consist of the below 750 m Level (22 Level) expansion projects.

The first project included the sinking and construction of the Central Shaft in-between the AR Main and AR South / Blanket orebodies from surface to 1,204 m (just above 38 Level) and its associated infrastructure. Sinking and equipping of the shaft has been completed with the development of the associated ore pass system and loading station development currently in progress.

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

The existing infrastructure at Blanket will be utilized in parallel with new infrastructure which is specifically aimed at targeting the below 22 Level mining areas. The extensions entailed the sinking of the Central Shaft  from surface down to 1,204 m (just above 38 Level). 6 Winze sub-shaft located close to 5 Winze sub-shaft is used to access the Blanket complex below 22 Level and will provide secondary access to the Central Shaft.

The Central Shaft is not lined and has a four-compartment, 6 m diameter layout, equipped with 2 x 3,642 kW double-drum winders, one for rock and the other for men and material.

On surface, a 900 mm wide, 50 m long overland waste conveyor will transport waste rock to a rock dump. Additional supporting surface infrastructure will include shaft offices, change rooms, lamp rooms, etc. New housing for both senior and junior staff is also planned in anticipation of the increased production profile.

A tailings storage facility (“TSF”) is also located near the project area. The labour force and their families reside within a kilometre of the mine in accommodation provided by the mine.

Underground drilling is conducted with Seco 23, Seco 25, Seco 215 rock drills and Seco 36 (Konkola) drifters. The rock drills are used mainly for development and the drifters for production, i.e. long-hole drilling.

Similar to the underground rail-bound fleet, the same mining equipment utilized at the operational sections of Blanket Mine will be utilized once the expansion projects of the Central Shaft have been completed with some additional quantities to allow for the planned increase in production.

ZESA supplies power to Blanket Mine from their main substation in Gwanda. The main supplies are the 33 kV and the 11 kV overhead lines. The 33 kV supply feeds Lima, Reclamation and the main substation at No. 4 Shaft, adjacent to the processing plant, and Central Shaft. The 11 kV supply feeds slimes dam, Smiler shaft and the village. The 11 kV is further transformed to 550 V supply at Smiler and at slimes dam. The ZESA power allocation to No. 4 Shaft, Jethro Shaft, 5 Winze and 6 Winze Complex is 12MVA with a current nominal maximum demand of 11.5MVA.

Blanket Mine also has 4 x 2.5 MVA generators at No. 4 Shaft with total installed capacity of 10 MVA. Additional standalone diesel generators with suitable switchgear, transformers, and controls were also installed at Central Shaft to ensure that the mine can stay operational during power interruptions. This installation has a total installed capacity of 8 MVA. Total installed generator capacity at Blanket Mine is 18 MVA.

The following initiatives have been implemented or are planned to alleviate the power issues:

●	Increased its diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects but only on a stand-by basis.
●

On the incoming ZESA supply line at the No. 4 Shaft, Blanket installed two 10MVA auto tap transformers to  protect equipment at No. 4 Shaft and the main metallurgical plant from voltage fluctuations on the incoming grid supply. Following the installation of these transformers, Blanket has used less diesel in the production of gold.

●

On the incoming ZESA supply line at the Central Shaft, two 10MVA autotap transformers were installed in the fourth quarter of 2022 at a cost of $0.9 million. This installation reduced the voltage fluctuations and reduced the power cost and diesel usage allocated to capital projects during the Quarter and thereafter should reduce operational expenditure when the Central Shaft starts to hoist ore.

●

Caledonia’s 12.2 MWac solar plant, fully commissioned early February 2023, provides approximately 27% of     Blanket’s average daily electricity demand. The plant has been providing power to Blanket from its initial   Connection to the Blanket grid in November 2022. The project was completed at a cost of $14.3 million in 2023  (including construction costs and other project planning, structuring, funding and administration costs).

●

Management is in discussion with the Zimbabwean power utility to obtain an improved supply of electricity. This   may include an additional supply line that will result in fewer outages and a power supply that has a higher power   factor. Blanket may potentially pay a different KWh rate for this supply line. At the date of approval of this document no agreement with ZESA had been concluded. Management continues to engage with the Intensive Energy User Group regarding the import of electricity from power producers in Zambia and Mozambique   and for this power to be wheeled via the Zimbabwe grid to Blanket. If these discussions are successful, it is expected that Blanket’s continuity of electricity supply will improve.

The district is serviced by telecommunication services, and Blanket provides its own Wi-Fi and communication systems.

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

Permitting, Licenses and Encumbrances

The mine is compliant in terms of authorizations and adheres to all government protocols and regulations as required.

Water for the operations is sourced from the Blanket Mine Dam that is situated on the Mtshabezi River and owned by the Zimbabwe National Water Authority (“ZINWA”). The use of this water is authorized through a contract agreement between Blanket and ZINWA in terms of the Zimbabwe National Water Authority Act (Chapter 20:251).

In terms of this agreement, Blanket was allowed to extract 1,200,000 m3 of water for the period 1 April 2020 to March 31,  2021. The agreement is valid for one-year periods and is renewed annually. ZINWA annually send to Blanket the renewable agreement for signing. Blanket continues to extract water in the interim at a rate of ZWL18.00/m3.

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

The Indigenization and Economic Empowerment Act, which was enacted in 2007, required that 51% of the equity of all commercial enterprises in Zimbabwe must be owned by indigenous Zimbabweans. Following the implementation of indigenization, Caledonia received the Certificate of Compliance from the Government of Zimbabwe which confirmed that Blanket was fully compliant with the Indigenization and Economic Empowerment Act. The requirement for gold mining companies to be indigenized was removed by a change in legislation with effect from March 2018. A 36% share of Blanket is currently held by indigenous parties.

In Zimbabwean mining legislation, an Environmental Impact Assessment (“EIA”) is not required in order to issue a mining license, and in terms of the Environmental Management Act and its First Schedule is only required prior to commencement of mining and forms part of the planning process. Blanket was established in the early 1900s, long prior to the implementation of governing mining and environmental laws. As such, it appears that an EIA is not required for the Blanket Mine. However, the mine is in constant communication with the Environmental Management Agency (“EMA”) regarding environmental permitting requirements and an EIA was completed for the mine in 1995. Should the EMA communicate that an EIA certificate for the mine be obtained, the mine will submit all relevant and associated applications to obtain such and remain fully compliant.

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

Blanket holds EIA certificates as issued by the EMA for the solar plant, TSF and development of the additional GG and Abercorn areas.

Environmental Permits

In order for operations to continue, the EMA has issued a number of additional environmental licences to Blanket, including:

●	five for air emissions (clinic incinerator, blacksmith shop, laboratory, smelter house and power plant generators);
●	four for solid waste (landfill and tailings);
●	three for effluent disposal (sewerage and car wash bay);
●	three for hazardous substances (importation, transportation and storage); and
●	one for hazardous waste generation (oils and clinical waste).

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

The local geology consists of the Felsic Unit made up of, largely, quartz and quartz-sericite schists overlain by the Mafic Unit. The lower zone of the Mafic Unit comprises ultramafic and banded iron formations which host the orebodies of the Vubachikwe mine, that is located south of Blanket Mine. The upper zone of the Mafic Unit is made up of massive to pillowed basaltic lavas with intercalations of interflow sediments now showing as cherty argillites (locally commonly referred to as Black Markers) and this hosts the Blanket Mine complex orebodies. The Blanket Mine orebodies are in an orogenic setting with hydrothermal mineralization hosted in selected shears of country basaltic metavolcanics. This package is intruded by a younger and seemingly barren olivine-gabbro sheet. The sequence is capped by an Intermediate Unit comprising andesitic lavas with amphibole feldspar schists.

The generalized stratigraphic column for the area is shown below.

The Blanket Mine complex orebodies together with those of the Vubachikwe complex comprise the north-western Mining Camp, also called the Sabiwa group of mines. Blanket Mine complex is a cluster of deposits that extend from Jethro in the south, through Blanket Mine, Feudal, AR South, AR Main, Sheet, Eroica and Lima to the north.

The local geology at Blanket Mine is depicted below including the infrastructure locations.

The Long Section of Blanket Mine showing Stopes, Drives, Haulages and Shafts is shown below.

In greenstone belts, gold mineralization occurs mainly as vein type or shear zone hosted disseminations. Most of the larger deposits are found within the greenstone belts or their contacts with the granitoids. All mineralization is hydrothermally emplaced and associated with the regionally developed D2 deformation characterised (at the Blanket Mine) by areas of high strain wrapping around relatively undeformed remnants of the original basaltic flows. It is within the more ductile tensional high strain areas that the wider of the orebodies are located.

These orogenic gold deposits are commonly associated with late syntectonic intermediate to felsic magmatism. Vein systems occur as a system of echelon veins on all scales. The Blanket mineralization is hydrothermally emplaced and associated with the regionally developed D2 deformation characterised by areas of high strain wrapping around relatively undeformed remnants of the original basaltic flows. Wider orebodies occur within the more ductile tensional high strain areas. The localisation of the mineralised shears conforms to a Riedel pattern.

Two main types of mineralization are recognized at Blanket Mine, namely disseminated sulphide reefs (“DSR”) and quartz-filled reefs and shears. A third type of mineralization may be evidenced in the form of auriferous sulphide minerals as a replacement of the iron-rich minerals along the hinges of the folds in BIF, as is present at the neighboring Vubachikwe Mine.

Disseminated Sulphide Replacement Reefs

DSRs host the best grades and comprise the majority of the ore shoots. The zones have a silicified core with finely-disseminated arsenopyrite. Relatively high grades are found in a package of silicified biotite chlorite schist with irregular quartz stringers and disseminated and stringer arsenopyrite in the fabric planes. Due to lesser silicification, abundant biotite characterizes the margins of these mineralized zones and as a result they have a lower gold content. Disseminated sulphide-replacement orebodies range up to 50 m in width with a strike of 60 m to 90 m. Free-milling gold constitutes up to 50% of the total metal content with the remainder locked in the arsenopyrite. The ore is not refractory despite its association with arsenopyrite. Generally, plant recoveries of 85% to 90% are achieved.

Quartz-Filled Reefs and Shears

Two quartz shears are mined at the Blanket Mine, namely the BQR and the Eroica Reef. These reefs have long strikes; however, they are not uniformly mineralized. Continuous pay shoots of over 100 m on strike are present. The Quartz Reef has a surface strike of approximately 500 m, but economic mineralization is restricted to three 90 m long shoots.

Quartz-filled reefs display a much wider grade range compared to the DSR deposits. On average, these shears are of a higher grade and are used in blending the ore to the mill. Dominant ore minerals are native gold and galena although arsenopyrite becomes more prevalent below 470 m. Increasing levels of arsenopyrite association with depth confirm that the quartz shears represent higher level offshoots and splays with brittle deformation relative to the more ductile DSR-type core zone mineralized bodies.

Mineral Resource and Mineral Reserve Estimates

The mineral resources reported here are estimated by the QP as at March 31, 2022 and presented in other disclosures and utilised for the updated 2022 mineral reserve estimation. The QP has depleted the 31 March 2022 mineral resources with updated mining faces to the period ending December 31, 2022.  Refer to Exhibit 15.4 or the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2022, for key assumptions, parameters, and methods used to estimate the mineral resources and risks that could materially affect the mineral resource.

The measured and indicated mineral resource estimates for 2022 are reported in compliance with Subpart 1300, in situ as at December 31, 2022 and exclusive of mineral reserves.

Mineral Resource Classification	Orebody	Tonnes	Au	Ounces
		kt	g/t	koz
Measured	AR Main	682	2.80	61
	AR South	390	2.93	37
	Blanket 2	149	3.69	18
	Blanket 3	47	2.58	4
	Blanket 4	55	3.53	6
	Blanket 6	70	3.71	8
	Blanket Quartz Reef	185	3.86	23
	Eroica	79	3.66	9
	Lima	85	2.89	8
	Sheet	112	2.88	10
Measured Total		1,855	3.10	186
Indicated	AR Main	404	2.30	30
	AR South	311	2.68	27
	Blanket Feudal	110	3.48	12
	Blanket 1	77	1.98	5
	Blanket 2	164	3.19	17
	Blanket 3	85	2.64	7
	Blanket 4	117	2.38	9
	Blanket 5	1	3.00	0
	Blanket 6	11	2.84	1
	Blanket Quartz Reef	457	3.29	48
	Eroica	277	3.80	34
	Jethro	262	2.65	22
	Lima	49	2.68	4
	Sheet	38	2.40	3
Indicated Total		2,360	2.89	220
M&I Total		4,216	2.98	406

Notes:

1.	Cut-off applied 1.5 g/t.
2.	No Geological loss applied for Measured, 5% for Indicated and Inferred.
3.	Commodity price utilised: USD1,800/oz.
4.	Mineral resources are stated exclusive of mineral reserves.
5.	Mineral resources are reported as 64% attributable to Caledonia.
6.	All orebodies are depleted for mining.
7.	Plant recovery factor of 94% applied.

In situ inferred mineral resource tabulation for Blanket Mine as at December 31, 2022:

Mineral Resource Classification	Orebody	Tonnes	Au	Ounces
		kt	g/t	koz
Inferred	AR Main	214	2.40	17
	AR South	433	3.03	42
	Blanket Feudal	271	3.28	289
	Blanket 1	833	2.41	65
	Blanket 2	938	3.64	110
	Blanket 3	467	2.68	40
	Blanket 4	220	2.87	20
	Blanket 5	11	2.68	1
	Blanket 6	115	2.89	11
	Blanket Quartz Reef	1,772	2.74	156
	Eroica	142	3.86	18
	Jethro	152	2.87	14
	Lima	135	3.13	14
	Sheet	46	2.61	4
Inferred Total		5,748	2.92	539

Notes:

1.	Cut-off applied 1.5 g/t.
2.	No Geological loss applied for Measured, 5% for Indicated and Inferred.
3.	Commodity price utilised: USD1,800/oz.
4.	Mineral resources are stated exclusive of mineral reserves.
5.	Mineral resources are reported as 64% attributable to Caledonia.
6.	All orebodies are depleted for mining.
7.	Plant recovery factor of 94% applied.

A comparison of the measured, indicated and inferred mineral resource estimates as at 31 December 2022 with those of 31 December 2021 are shown below.  The most significant reasons for the changes are as a result of:

●	42,754 sampling data points added since the 2021 estimates (32% increase).
●	Subsequent updating of domain orebody wireframes and conversions between mineral resource categories.
●	Methodology changes whereby conversion of remaining manual estimates to digital kriged block models informing the significant increase in the measured resources.
●	There is no material change due to modifying factors.
●	The commodity price used was USD1,800/oz in 2022 and USD1,600 in 2021, with no change to the cut-off of 1.5g/t.
●	There is no material change in the inferred category as the 2021 inferred blocks were already in digital format and minimal new data points were added due to the hiatus in exploration drilling.

	December 31, 2022			December 31, 2021			% Variance
Mineral Resource Classification	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Measured Total	1,855	3.10	185	554	2.80	48	235%	11%	282%
Indicated Total	2,363	2.89	220	1,585	2.78	142	49%	4%	55%
M&I Total	4,218	2.98	405	2,139	2.77	190	97%	8%	113%
Inferred Total	5,748	2.92	539	5,419	3.17	552	6%	-8%	-2%
Grand total	9,967	2.94	944	7,558	3.06	743	32%	-4%	27%

Notes:

1.	Cut-off applied 1.5 g/t (2022 and 2021).
2.	No geological loss applied for measured, 5% for indicated and inferred (2022 and 2021).
3.	Commodity price of $1,800/oz and $1,600/oz used for 2022 and 2021 respectively.
3.	Mineral resources are reported as 64% attributable to Caledonia (2022 and 2021).
4.	All orebodies are depleted for mining (2022 and 2021).
5.	Mineral resources are stated exclusive of Mineral reserves (2022 and 2021).
6.	Commodity price utilised: USD1,800/oz.
7.	Plant recovery Factor of 94% applied.

Refer to Exhibit 15.4 or the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2022 for further key assumptions, parameters, and methods giving rise to the changes above.

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

In addition, as of the date of this Annual Report, all mineral reserves are covered by required permits and governmental approvals. The updated mineral reserve estimation as at December 31, 2022, is detailed in the table below. Mineral reserves are stated as delivered to plant.

Mineral Reserve Classification	Tonnes	Grade	Au Content
	kt	g/t	kg	oz
Proven	1,191	3.23	3,842	123,534
Probable	1,300	2.92	3,801	122,205
Total	2,491	3.07	7,643	245,7

Notes:

1.	Mineral reserve cut-off of 2.1 g/t applied.
2.

The gold price that has been utilised in the economic analysis (as (as included in the S-K 1300 Technical Report Summary on the Blanket Gold Mine (refer to Exhibit 15.4)) to convert diluted measured and indicated mineral resources in the life of mine plan to mineral reserves is an average real term price of USD1,655/oz over the life of mine, using the forecast prices as per economic analysis included in the S-K 1300 Technical Report Summary on the Blanket Gold Mine.

3.	Metallurgical recovery of 94% applied.
4.	The mineral reserve estimation utilises the depleted 2022 mineral resource estimation, the December 31, 2022 mine designand life of mine plan.
5.	Mineral reserves are reported as 64% attributable to Caledonia.

An uneconomical tail containing 125.5 koz of gold has been excluded from the mineral reserve, since it is not economical on its own.

The mineral reserves for the estimate as at 31 December 2022 compared with that of 31 December 2021 is presented below.

	December 31, 2022				December 31, 2021				% Variance
Mineral Reserve Classification	Tonnes	Grade	Au Content		Tonnes	Grade	Au Content		Tonnes	Grade	Au Content
	kt	g/t	kg	oz	kt	g/t	kg	oz	kt	g/t	kg	oz
Proven	1,191	3.23	3,842	123,534	656	3.11	2,042	65,651	82%	4%	88%	88%
Probable	1,300	2.92	3,801	122,205	1,751	3.30	5,774	185,652	-26%	-12%	-34%	-34%
Total	2,491	3.07	7,643	245,739	2,408	3.25	7,816	251,304	3%	-6%	-2%	-2%

On a total mineral reserve basis, there is no material change in the estimates.  There is however a material change in individual categories of proven and probable mineral reserves.  The reason for this is as follows:

●

Changes in the mineral resource estimation methodology from manual to digital resulting in the increase in measured and indicated mineral resources described above.  This subsequently influenced the conversion to proven and probable mineral reserves.

●

The uneconomic tail cut was the single largest contributor to the changes in mineral reserves, with an additional 99,649 oz being cut in the 2022 estimate, with 37,272 from measured and 62,377 from indicated mineral resources which were not converted to proven and probable mineral reserves respectively. A detailed review of rock engineering pillar designs is required to determine eligibility of pillars within this tail which can be targeted for eventual extraction either partially or in totality.

Resources in Tail	Unit	2022 Dec	2021 Dec	Net Difference	% variance
Measured	t	471,032	5,341	465,691	8719%
	g/t	2.51	3.99	-1.48	-37%
	oz	37,958	686	37,272	5433%
Indicated	t	1,092,532	238,807	853,725	357%
	g/t	2.49	3.28	-0.79	-24%
	oz	87,556	25,179	62,377	248%
Total	t	1,563,564	244,148	1,319,416	540%
Total	Oz	125,514	25,865	99,649	385%

●	Commodity price of USD1,650/oz in 2022 versus USD1,622/oz in 2021 did not have a material effect on the economic analysis or the cut-off which remained at 2.1g/t.
●	The total operating costs varied between USD 82/t in 2022 and USD 76/t in 2021 with no influence on the planning cut-off grade of 2.1g/t and hence no influence on the mineral reserves.

Refer to Exhibit 15.4 or the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2022 for key assumptions, parameters, and methods used to estimate the mineral reserves and risks that could materially affect the potential development of the mineral reserves.

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

Exploration and Planned Work

The Blanket Mine is a producing operation. Ordinarily, exploration activities are carried out both on and off the mine. Mine exploration takes place mostly underground on the producing claims and is aimed at expanding the lateral and depth extension of the known ore bodies which are being mined, as well as searching for potential additional orebodies.  The exploration platforms were exhausted in 2019. Due to the tonnes throughout ramp-up, preference was given to ore hoisting and no drilling was conducted in 2020 and 2021. The completion of the Central Shaft enabled the re-establishment of new exploration platforms in 2022.

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

Underground exploration drilling resumed in June 2022 with 13,072m budgeted for. Only 5,312m were drilled in 2022 due to delays in drilling platform availability and drill contractor non-performance. The failure of the contractor in solving technical challenges resulted in the termination of the contract. To continue with exploration, the mine rapidly refurbished old in-house drilling rigs and drilling resumed in mid-June. There was no surface drilling conducted in 2022.

Future exploration work will be focused primarily on the depth extensions of the Blanket orebodies with both long hole drilling and short hole drilling. Due to the availability of the Central Shaft, five crosscuts are budgeted for development in 2023, totaling 805m at a cost of US$742,230. For 2023, 18,510m are budgeted for at a cost of US$994,467, using in-house rigs.

The appropriate QAQC procedures were applied to satisfy best practice guidelines including the use of blanks, standards and duplicates.  These procedures with respect to sample preparation, analyses, security and data validation and verification are detailed in Exhibit 15.4 titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December31, 202.

Maligreen

Property Description and Ownership

On September 23, 2021, Caledonia announced that it had entered into an agreement to purchase 100% ownership of mining claims over Maligreen, a property situated in the Gweru mining district in the Zimbabwe Midlands, for a total cash consideration of US$4 million. The claims were purchased to further explore and the exploration and evaluation asset is disclosed in note 18 of the Consolidated Financial Statements. No production activities have taken place while under the control of the Company. As at December 31, 2022, the exploration and evaluation cost, as included in note 18 of the Consolidated Financial Statements, is $5.6 million.

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

Maligreen is located in central Zimbabwe, approximately 73 km due west-southwest of Kwekwe, Midlands Province. Zimbabwe's capital city, Harare, lies 235 km northeast of Maligreen. The town of Nkayi lies 25 km west of the project along the Kwekwe-Lupane Highway. The location of the project is indicated below.

Source: Minxcon (2022)

Maligreen is centered on the following coordinates:

●	Latitude 19°1'51"S
●	Longitude 29°6'5"E

Maligreen is held under a portfolio of 41 adjacent mining claims in the Midlands Mining District. Of these, 40 encompass an area of 10 ha each and are issued for gold. Claim AMT 97 (claim number 11219BM) encompasses 150 ha and is issued for copper. This latter claim has not been the focus of exploration to date. Should future exploration reveal substantial gold mineralization, application will be made to include gold ore in the claim. The claims are all up to date, with next inspections due in 2023. The claims were all held in the name of Maligreen Mining Company (Pvt) Ltd, which entered into an Agreement of Sale with |CHZ on September 22, 2021 to acquire the claims.

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

History

The Maligreen deposit was discovered by Reunion Mining (Zimbabwe) Limited (“Reunion”) in October 1995 over a number of Exclusive Prospecting Orders. The property was purchased by Cluff Mineral Resources Limited (“Cluff”) in April 1998. In December 1999, Pan African (Pvt) Ltd (“Pan African”) entered into an agreement with Cluff to acquire a 50% interest in Maligreen. The acquisition was completed in April 2000 and a new joint-venture company MMC was registered (Trashliev, 2007).

As described by Trashliev (2007), four years of integrated regional geochemical and geophysical exploration led to the discovery of the Maligreen mineralization by Reunion in 1995. A north-south, 3.3 km long geochemical signature along structural targets was identified. For the next two and a half years, Reunion drilled 107 diamond drillholes over 28,272 m and 526 percussion drillholes over 29,110 m, the results of which were utilised to define a gold mineral resource. Only the southern 1 km of the geochemical anomaly has been drilled. Limited geochemical data is however available. The area has been mapped and geological data relogged. No further exploration work was undertaken under Cluff ownership, but the company did revise the mineral resources to quantify the potential and guide mine planning.

Work commenced in January 2000 under MMC ownership to develop two open pits (North Pit and South Pit) to exploit the orebody. A crushing, sizing and floatation plant was also constructed. Pan African completed 35 reverse circulation (“RC”) drillholes over 1,038 m to guide mine planning at North Pit. The first bullion was poured in July 2000. All available data for the project area was consolidated in 2003 and all 107 diamond drillholes were relogged. Mining ceased in September 2002, but the reason for this is uncertain. It is however assumed that they were targeting the oxides only.

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

Permitting, Licensing, and Encumbrances

The Maligreen mineral resource occurs within a claims area covering a total of 550 ha. The project is held under a portfolio of 41 adjacent mining claims in the Midlands Mining District. Of these, 40 encompass an area of 10 ha each and are issued for gold. Claim AMT 97 (claim number 11219BM) encompasses 150 ha and is issued for copper. A conversion application to convert Claim AMT 97 to gold was accepted and registered on August 5, 2022 by the office of the Provincial Mining Director, Gweru. The claims are all up to date, with next inspections due in 2023.

Location of the existing claims are shown below.

Source: Minxcon (2022)

Geological Setting, Mineralization and Deposit

The Maligreen gold deposit occurs in a northeast-trending section of greenstone near the convergence (triple junction) of the Midlands, Bubi and Silobela greenstone belts. The Shangani granite-gneiss terrain occurs to the southeast of the project.

Although the area and its immediate surroundings are covered by a thin layer (0-40 m) of surface deposits that include Kalahari sands, the position of the area within the regional stratigraphy and structure can be deduced from aeromagnetic data linked to outcrops SW and NE of the area. On this basis it is assumed that the Maligreen deposit is hosted in rocks assigned to the Maliyami Formation of the Upper Bulawayan Group (Harrison, 1981).

Maliyami Formation rocks comprise andesitic lava flows that are locally amygdaloidal or porphyritic, and interbedded with basalt, volcaniclastic rocks (tuff, agglomerate, ignimbrite), felsic volcanic material and porphyry intrusions, as well as phyllitic rocks and chert. All units have been intruded by metadolerite and gabbro bodies (Harrison, 1981). To the southeast the Maliyami Formation rocks are assumed to stratigraphically overlie older rocks belonging to the Upper Bulawayan Group (Leo Hurst Formation andesitic and dacitic flows; Ntobe Formation basalt) and Lower Bulawayan and Sebakwean Groups (dacite and serpentinite). Contacts between most units are strongly sheared. The greenstone pile in the Maligreen area was intruded by a number of tonalitic bodies with narrow contact metamorphic aureoles, assigned to the Sesombi Suite.

The regional structural trend around Maligreen is northeast, parallel to the contact between the greenstone pile and the Shangani granite-gneiss terrain to the southeast. Two major northeast trending shear zones have been described to the southeast of the project using Landsat TM data (Campbell and Pitfield, 1994). These shears are positioned near formational contacts between the Leo Hurst and Ntobe Formations (the Leo Hurst shear zone) and the Ntobe Formation and Lower Bulawayan rocks respectively. They have been interpreted as large dextral shear systems and linked to the Munyati Shear Zone in the Midlands Greenstone Belt (Campbell and Pitfield, 1994).

A stratigraphic column depicting the regional lithological units is provided in figure below.

Source: Minxcon (2022)

Numerous small gold workings occur in the area around Maligreen. Larger mines (>500 kg production) include the Jena Group of mines to the north-northeast of Maligreen and the Turtle Mine and associated reefs to the northwest.

The country rocks at Maligreen consist of metamorphosed andesitic pyroclastics (grading from lapilli tuff to agglomerate), intermediate lavas (dacite/andesite) and mafic lavas (basalt/gabbro). The pyroclastics are interbedded with quartz-eye-porphyry (“QEP”) and intruded by feldspar porphyry (“FP”) dykes. Andesitic volcanics are porphyritic and amygdaloidal in places. A mafic (“marker”) dyke has intruded along the contact between pyroclastics and dacitic volcanics, within a broad shear zone. The strongly altered and sheared zone known as the quartz-sericite-zone (“QSZ”), forms the core of deformation and alteration at Maligreen (Mtetwa, 2007).

The andesitic-dacitic lava is a fine to medium grained, grey green rock. Amygdaloidal and porphyroidal textures are found in places. Quartz-porphyry is characterised by sparse, whitish calcite (after feldspar) amygdales with rectangular (feldspar pseudomorph) shape, in fine grained siliceous matrix. Pyroclastics grade from very fine grained, grey green lapilli tuff to coarse grained agglomerates with large, usually felsic, bombs up to a few centimetres across. The bombs are often amygdaloidal. Quartz and carbonate veining is common. QEP is massive, brittle, grey green (seldom pink) rock with siliceous matrix and spheroidal quartz porphyroblasts, usually 2-3 mm across. It is sericitized and deformed into strongly developed S-C fabric and mineralised in places pressure shadows around the quartz porphyroblasts often indicate the sense of movement during deformation. QSZ is a strongly deformed and intensely altered unit composed of white quartz with yellow sericite and/or green chlorite bands usually forming S-C fabric along the chlorite/sericite bands. When the chlorite rather than sericite is dominant, it is called the quartz-chlorite-zone. Fuchsite and epidote are sometimes present.

The mafic dyke has a green medium grained matrix with dark green hornblende phenocrysts up to 5mm across. It has chilled margins and is found within or on the margin of the QSZ. The FP is pale grey to pink felsic unit with white subhedral to euhedral feldspar phenocrysts up to 5mm across. It is often intensely sheared, altered (sericite after feldspar) and mineralised. The FP in the main shear zone, to the north, has QSZ xenoliths in it, suggesting that it is post Phase 1 deformation. In addition, the FP is often found unsheared within the QSZ. The same applies to the mafic dyke. Basalt is fine grained green to dark green and fairly brittle. It has black magnetite rich patches which are very magnetic. Patchy siliceous and epidote alteration associated with specks of pyrite is common. Dolerite is medium to coarse gained rock with a pale green matrix and dark green hornblende phenocrysts. It is weak to strongly magnetic. The gabbro has very pale green matrix with large dark green phenocrysts which give it a coarse-grained texture. Minor sericite alteration is found in places. Kalahari sands, Karoo sediments and black hydromorphic clays 3m to 7m thick cover the Maligreen deposit.

The low-grade greenschist facies metamorphism of the country rock is marked by the assemblage of chlorite-epidote-actinolite-plagioclase. Three different types of alteration are recognised. The first type of alteration is observed in the intensely sericitized and silicified QSZ and is related to the phase 1 deformation. Epidote and minor fuchsite are also present. Low temperature Na-micas (illite and paragonite) were picked up by Pima spectral analysis. The second type of alteration (related to phase 2 deformation) is found in gold mineralised zones, which are also intensely sericitized and silicified. Other alteration minerals present are carbonate, tourmaline, chlorite and leucoxene. Fuchsite and epidote are seldom present. The Pima spectral analysis on core from diamond drill hole MG45 suggests that gold mineralization is associated with K-mica (muscovite) introduced by “high” temperature hydrothermal fluids. The third type of alteration is pervasive silicification and carbonatization of the country rock. It has a bleaching effect on the wall rocks, forming a broad envelope to mineralization (Mtetwa, 2007). The alteration minerals are usually associated with shear zones and pyrite mineralization.

The deposit lies in a major north-south structure interpreted from the aeromagnetic data and observed in the core as the 50 m wide QSZ. This dominant structure (phase 1 deformation) is usually barren of gold. Narrow shears splay-off the QSZ (phase 2) deformation and are associated with gold mineralization. A NW oblique trend appears to belong to phase 2 deformation as it has brittle fractures and hosts grey sulphide with gold mineralization. Silicified ENE trending faults are barren of gold and are probably post mineralization.

Detailed mapping and structural measurements were taken by Professor Paul Dirks (2001).

The calculated stress field indicates that during the formation of the shear zones;

●	WNW and NW trending sinistral shears formed within a tensional field,
●	NE trending dextral shears formed in a compressional field,
●	N trending sinistral shears formed close to the boundary of the compressional and tensional fields.

This suggests that maximum fluid infiltration can be expected along the NW and WNW trending shears, and especially along the intersections of WNW, NW and N trending shears. The intensity of infiltration is partly dependent on the fluid pressure at the time of mineralization.

The widest zones of wall rock alteration in the South Pit occur in areas where NW, WNW and N shear zones merge into each other. Where such zones coincide with quartz porphyry rock, extensive stock works of quartz-sulphide veinlets have developed within the porphyry.

This is especially the case along the massive porphyry exposed at the bottom of the South Pit as indicated in the Local Geology of the Maligreen South Area figure below.

N-S trending shears away from intersections with NW trending shears, and SW trending shears parallel to S1 show less alteration and are not associated with significant mineralization although a narrow mineralised zone can be traced along the main N-trending shear zone to the N of the pit.

It is clear that the main zones of fluid infiltration occur along the intersection points of N-, NW- and WNW-trending shears within a sinistral shear system. Within such a system, these areas are clearly dilatant allowing more effective fluid impregnation. The intersection lineation between the three shear zone sets plunges steeply to the south. This orientation is near parallel to the L1 mineral lineation, this suggests that the mineralization plunges steeply S to SSW.

Where fault intersections coincide with quartz porphyry rocks, better mineralization occurs. This appears to happen because, the porphyry undergoes extensive, stock-work like fracturing with associated sulphide impregnation, a feature not observed to be as well developed in other lithologies. All quartz porphyries in the South Pit contain S1 and therefore were emplaced before gold was introduced along the younger brittle-ductile shear zones. A direct genetic relationship between the porphyries and mineralization is therefore not expected.

The feldspar porphyry observed in drill core below the N-pit intruded after the development of D1 and before or during the mineralising events in an N-S trend and may have a genetic relationship with the gold. The same may be true for the mafic dyke that has intruded into the main shear zone after D1, but before shearing associated with mineralization, which locally affects the dyke.

The figure below shows a schematic cross section of the geology at the project.

Source: Minxcon (2022)

Gold mineralization at Maligreen is generally associated with pyrite. Pyrite occurs mainly in association with argillic and quartz-sericite hydrothermal alteration and occasionally with propylitic and mylonitic style of hydrothermal alteration. Although the pyrite content increases towards the ore channel, gold and pyrite are not sympathetically related. Both stockwork and breccia pipe-type mineralization have been recognised. The breccia type is very limited and consists of rock fragments cemented with silicates and ore minerals.

Pyrite generally occurs as fracture filling, or as vein, veinlets, and dissemination. Dissemination of pyrite with visible fractures and healed micro cracks implies that some of the mineralization is a result of wall rock alteration by permeating fluids.

Based on the textural appearance, early clean pyrite and late “dirty” pyrite are the two dominant pyrite at Maligreen. The dirty pyrite is most likely “contaminated” by abundant magnetite due to the superimposed deep argillic alteration. However, the black colour could also be a result of the presence of molybdenite, arsenopyrite or sphalerite. Nevertheless, it is believed that the dirty pyrite is a result of late supergene enrichment due to the pervasive argillic alteration marked by the introduction of clay and magnetite (Mtetwa, 2007).

The relative proportion of dirty pyrite and clean pyrite varies significantly, but total pyrite content within the ore zones can reach 20-25%. Pyritised zones within the pyroclastic unit show clean pyrite as veins and veinlets which are always parallel to the bedding of the bedded tuff. Some of them are auriferous but generally do not show extreme grades. This could represent the formation of an early exhalative mineralization (Mtetwa, 2007).

The possible mechanism for the Maligreen gold deposition is likely a fluid flow, aided and abetted by high level rhyolitic intrusions, and redistributed through permeable secondary shear zones due to late dextral duplex-like segmentation.

Mineral Resources Estimate

The mineral esources have been depleted by means of the topography and mining voids. Discounts applied to the mineral resources include geological losses of 5% for Measured, 10% for Indicated and 15% for Inferred mineral resources to account for geological, data as well as estimation uncertainty. The gold content conversion calculations utilise a conversion of 1 kg = 32.15076 oz and all tonnages are reported in metric tonnes. Inferred mineral resources have a low level of confidence and while it would be reasonable to expect that the majority of Inferred mineral resources would upgrade to Indicated mineral resources with continued exploration, due to the uncertainty of Inferred mineral resources, it should not be assumed that such upgrading will occur.

The mineral resources are declared as the portion of the Resource that is potentially mineable from open pit as well as from underground, as part of the reasonable prospects for eventual economic extraction. An optimised pit was generated to evaluate the depth to which surface mining could occur. Based on this analysis a depth of 220 m was defined as the level to which surface mining can occur and is reported at a 0.4 g/t cut-off (Table: Surface Mineral Resource for Maligreen Gold Mine as at December 31, 2022). Below this all mineral resources are declared as underground, with a 1.5 g/t cut-off.

Surface Mineral Resource Tabulation for Maligreen as at December 31, 2022.

Domain	Mineral Resource Category	Tonnes (Less Geological Losses)	Gold Grade	Gold Content
		Mt	g/t	koz
North	Measured	0.30	0.87	8.3
	Indicated	3.01	1.38	133.1
	Total Measured and Indicated	3.30	1.33	141.4
	Inferred	1.01	1.09	35.5
South	Measured	1.35	2.70	117.2
	Indicated	0.75	4.17	101.9
	Total Measured and Indicated	2.10	3.23	218.2
	Inferred	0.49	6.05	95.3
SplayNW	Indicated	1.68	0.80	43.1
	Total Measured and Indicated	1.68	0.80	43.1
	Inferred	2.08	0.81	54.0
SplaySW	Indicated	0.85	1.15	31.4
	Total Measured and Indicated	0.85	1.15	31.4
	Inferred	1.00	1.37	44.0
Total Measured and Indicated		7.94	1.70	434.1
Total Inferred		4.58	1.55	228.8

Notes:

1.	Mineral resource Cut-off of 0.4 g/t Au applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.
3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total Mineral resources and 100% attributable to Caledonia.
5.	Plant recovery factor of 80% applied.

Underground Mineral Resource Tabulation for Maligreen as at December 31, 2022.

Domain	Mineral Resource Category	Tonnes (Less Geological Losses)	Gold Grade	Gold Content
		Mt	g/t	koz
North	Indicated	0.09	2.88	8.2
	Total Measured and Indicated	0.09	2.88	8.2
	Inferred	1.13	2.42	87.7
South	Indicated	0.00	12.57	0.0
	Total Measured and Indicated	0.00	12.57	0.0
	Inferred	0.33	8.69	93.5
SplayNW	Inferred	0.13	2.51	10.3
SplaySW	Inferred	0.00	1.58	0.0
Total Measured and Indicated		0.09	2.89	8.2
Total Inferred		1.59	3.75	191.5

Notes:

1.	Mineral resource Cut-off of 1.5 g/t Au applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.
3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total mineral resources and 100% attributable to Caledonia.
5.	Plant recovery factor of 80% applied.

The combined surface and underground mineral resource is shown in the below table, this shown at 0.4 g/t and 1.5 g/t for surface and underground respectively.

Total Mineral Resource Tabulation for Maligreen as at December 31, 2022.

Domain	Mineral Resource Category	Tonnes (Less Geological Losses)	Gold Grade	Gold Content
		Mt	g/t	koz
North	Measured	0.30	0.87	8.3
	Indicated	3.09	1.42	141.3
	Total Measured and Indicated	3.39	1.37	149.6
	Inferred	2.14	1.79	123.2
South	Measured	1.35	2.70	117.2
	Indicated	0.75	4.17	101.0
	Total Measured and Indicated	2.10	3.23	218.2
	Inferred	0.82	7.12	188.8
SplayNW	Indicated	1.68	0.80	43.1
	Total Measured and Indicated	1.68	0.80	43.1
	Inferred	2.21	0.91	64.3
SplaySW	Indicated	0.85	1.15	31.4
	Total Measured and Indicated	0.85	1.15	31.4
	Inferred	1.00	1.37	44.0
Total Measured		1.65	2.37	125.5
Total Indicated		6.37	1.55	316.8
Total Measured and Indicated		8.03	1.71	442.3
Total Inferred		6.17	2.12	420.3

Notes:

1.	Mineral resource Cut-off of 0.4 g/t Au for surface and 1.5 g/t Au for underground applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.
3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total mineral resources and 100% attributable to Caledonia.
5.	Plant recovery factor of 80% applied.

A comparison of the mineral resources estimate as at 31 December 2022 with that of 31 December 2021 is shown below.  The reason for the change is due to the completion of the relogging and resampling exercise, with the adequate application of QAQC to the database, resulting in an increased confidence in the estimate as at 31 December 2022.  The subsequent resource estimation changed from inferred mineral resource in 2021 to measured, indicated and inferred mineral resources as at 31 December 2022.

	December 31, 2022			December 31, 2021			% Variance
Mineral Resource Category	Tonnes (Less Geological Losses)	Gold Grade	Gold Content	Tonnes (Less Geological Losses)	Gold Grade	Gold Content	Tonnes (Less Geological Losses)	Gold Grade	Gold Content
	Mt	g/t	koz	Mt	g/t	koz	Mt	g/t	koz
Total Measured	1.65	2.37	126	-	-	-	-	-	-
Total Indicated	6.37	1.55	317	-	-	-	-	-	-
Total Measured and Indicated	8.03	1.71	442	-	-	-	-	-	-
Total Inferred	6.17	2.12	420	15.59	1.88	940	-60%	13%	-55%
Grand total	14.20	1.89	863	15.59	1.88	940	-9%	1%	-8%

Exploration and Planned Work

Planned exploration activities of relogging and resampling of historic core holes at Maligreen have been completed for the near term.

Caledonia’s geologists  re-sampled  the  historical  half  core  located  in  the  core  yard.  The  half  core  was  quartered, and the samples were taken in the same intervals as the historical logging and sample intervals so that the sample correlation would be as close as possible. The samples were given unique identification numbers and bagged with QAQC samples also being inserted into the sample sequence. The QAQC samples were inserted so that every 14 samples would contain a blank, duplicate and a CRM (certified reference material). In addition to this, for every drillhole the first and last sample was also a blank sample. There was a high grade, medium and low grade CRM. The samples were submitted to the Antech laboratory in Kwekwe, which is an accredited laboratory. Antech Laboratory  is  located  at  6  KM  PEG,  Mvuma  Road,  Kwekwe,  Zimbabwe.  Antech  Laboratory  is  a  Southern  African  Development  Community  Cooperation  in  Accreditation  (“SADCA”)  accredited  testing  laboratory  (facility accreditation number TEST-5 0030), and the laboratory operates a quality system according to the ISO/IEC 17025:2017. Antech laboratory’s original date of accreditation is 1 December 2017. African Mineral Standards “AMIS” reference material was used in the re-sampling exercise. The results of the QAQC show that there is an overall pass rate of 74% with minimal reference materials such as AMIS0519, AMIS0559 and AMIS0777 not performing well. The reason for this is not clear. The protocol was however that if a batch QAQC failed, the batch would be re-assayed and the re-assayed result and original result were averaged. A total of 472 blank QAQC samples were inserted into the sample sequence with a 96% pass rate below the three times the detection limit of 0.06 g/t. 228 duplicate samples were inserted  into  the  re-sampling sampling sequence.  The duplicate samples have a 94% correlation. Based on the overall results of the QAQC for the re-sampling exercise the QP deems the QAQC of the confirmatory re-sampling exercise to be acceptable. The QAQC samples for the results received for the update was 738 for the 2,572 re-sampled samples. This equates to 22% QAQC samples.

A project revision is underway to determine next steps and budget requirements for infill drilling as well as determining the depth and strike extension by further phased drilling.

Future work will be conducted in line with QAQC protocols as described in the Technical Report Summary for Maligreen, Exhibit 15.5.

Motapa

Property Description and Ownership

The Motapa project is an exploration-stage project at which no Subpart 1300 mineral reserves or mineral resources have been identified.  The registered mining lease held by Arraskar (the “Motapa Mining Lease”) covers an area of 2,224 ha located in a brownfield exploration and mining area in the Inkosikazi resettlement area, Matabeleland North. The Motapa Mining Lease covers a geological strike close to 5 km. Motapa is accessed by wide tar road from Bulawayo for the first 40 km followed by a poorly maintained narrow-width tarred section for 65 km. An extensive gravel road network links various sites at the Motapa Mining Lease area.  As at December 31, 2022, the exploration and evaluation cost of the Motapa project was $7.8 million.

Three lineament zones have been identified namely the Northern, Central and Southern zones, commonly referred to as Motapa North, Motapa Central and Motapa South, respectively. Several pits have been mined in each zone. The regional strike and lithological contacts trend north-east to south-west and are dominated by the Peter Pan and the Courtleigh fault systems.

When Motapa was acquired by Metallon Corporation in December 2003 no mining activities had taken place since the year 2000 and its closure by Anglo American Corporation. At the time of acquisition, mining activities had ceased and remnant infrastructure included two shafts and a residential compound.

Below is the location of Motapa on the Zimbabwean Map.

The figure below illustrates the open pits, oxide targets, core holes and infrastructure.

The oxides are amenable to heap-leach extraction of gold. However, the arsenical sulphide ore is refractory. Several bench-scale and laboratory tests at Bilboes’ Isabella and Bubi before the year 2000 showed that good recoveries (90+%) are likely from bio-oxidation of a sulphide concentrate.

However, some of the work initiated by AMZIM (the gold operating subsidiary of Anglo American Corporation in Zimbabwe) was not completed and a priority will be to finalize potential extraction routes for the sulphides while exploiting the remaining oxides.

History

Historically, we understand that over 3 million tonnes were mined from underground operations down to 11 level and processed through a 25,000 tonnes per month plant between 1949-1959. Total gold production for the mine until 1990 was approximately 300,000 ounces from 2.4 million tonnes of ore, averaging 5.4 g/t.

When Motapa mine was acquired by Metallon Corporation in December 2003 no mining activities had taken place since the year 2000 closure by Anglo American Corporation.

On November 2, 2022 Caledonia announced that it had purchased Motapa Mining Company UK Limited, the parent company of a Zimbabwe subsidiary (Arraskar) which holds the Motapa Mining Lease.

Present Conditions and Infrastructure

The area is generally flat and covered by woodland interspersed with patches of grass and a major river (Mdutshana) flows through the property. The direction of flow is NE to SW. The location is at an altitude of about 1,148m above sea level.

The erratic and low rainfall makes the area unsuitable for cultivation and agricultural activities are restricted to ranching.

There are no obvious topographic, climatic, land use or other constraints that could materially affect production or exploration activities.

The property is accessible from Bulawayo by a tarred road, and by gravel roads within the Mining Mining Lease area. It is connected to the national power grid and obtains sufficient water from old pits and boreholes.

Permitting, Licenses and Encumbrances

Motapa is compliant in terms of authorizations and adheres to all government protocols and regulations as required.

The Motapa Mining Lease is registered with Number 22, issued on October 13, 1994, and covers 2,224 ha and is current. The lease is renewed annually and an inspection must be performed by the Ministry of Mines and requisite fees paid. A mining lease comprises claims consolidated into one mining unit. The Company ensures that the lease is up to date.

Geological Setting, Mineralization and Deposit

The Motapa deposit comprises three identified discrete, parallel shear-hosted mineralized zones, namely:

1.	Motapa North: with four sub-zones Pluvius and Jupiter. Pluvius is split into two named Pluvius123 and Pluvius5 with an information gap between them that assumes the possible existence of Pluvius4.

2.

Motapa Central: with three subzones Club, Britwell and Britwell East. There is Fossicker sub- parallel to Club and Britwell, but no data is available for evaluation, except that its existence is evidenced by a historical pit.

3.	Motapa South: with two subzones Halfday and Trail.

Exploration and Planned Work

Further geological evaluation plans at Motapa are underway.

Bilboes

Property Description and Ownership

Bilboes owns three groups of claims that consists of four open pit mining properties in Matabeleland North Province of Zimbabwe. These open pits are referred to as Isabela North; Isabela South; McCays and Bubi (“Isabella McCays-Bubi”), as shown in the location map below. The first three are situated 80 km due north of Bulawayo whilst Bubi is 100 km due north east of Bulawayo and about 32 km northeast of Isabella. The Isabella McCays-Bubi properties comprise 131 claim blocks covering an area of 3,114.7 ha. A summary for each of the three groups of claims is contained in the table below. Additional ground is held at When, Sandy, Eastnor and Ferroro (3,935 ha). The Bilboes properties are considered exploration-stage properties because the Company has not yet identified a Subpart 1300 mineral reserve or mineral resource on any of the properties.  The Company has commenced economic extraction activities prior to identifying any such reserves or resources.  As at January 6, 2023, the date on which the Company completed its acquisition of Bilboes, the total cost of the Bilboes project was $65.677 million plus 1% NSR.

Odzi Resources Zimbabwe (Private) Limited is a subsidiary of Bilboes Holdings. It is a dormant company that holds certain of Bilboes’ mining claims that were not considered necessary for the Bilboes sulphide project. The previous owners of Bilboes Holdings agreed a sale and purchase agreement between Bilboes Holdings and the buyer Mingchang Sino-Africa Mining Investments (Private) Limited on April 4, 2022 for the sale and purchase of the entire issued share capital of Odzi Resources Zimbabwe (Private) Limited for a total deferred consideration of US$3m cash.  Most of the consideration has been paid up to date of the annual report; US$142,774 is still outstanding.

Location Map of Bilboes Properties

Source: DRA

Bilboes claims:

Group of Claims	Mining District	Province	No. of Blocks	Area (ha)	Coordinate X1	Coordinate Y1
Calcite and Kerry (Isabella Mine)	Bulawayo	Matabeleland North	51	2,314.4	662,106	7,846,712
Ruswayi (McCays Mine)	Bulawayo	Matabeleland North	33	330	666,339	7,849,975
Chikosi (Bubi Mine)	Bulawayo	Matabeleland North	47	470	684,838	7,865,515
Total			131	3,114.70

Isabella McCays-Bubi are approximately 80 km and 100 km directly north and north east of Bulawayo, the second largest city of Zimbabwe with an approximate population of 655,675 (2013). All the mines are accessed via public roads and although these are of variable quality, they are accessible by all types of vehicles. Isabella is 110 km (1.5 hours) whilst Bubi is 140 km (2 hours) by road from Bulawayo. Bubi can also be accessed by road from Isabella (70 km in 1 hour).

Average daily temperatures range from 24°C in June to 32°C in October and apart from the occasional heavy downpour in the rainy season, there are no climatic conditions that prevent all year-round exploration and mining.

The properties lie between 1,150 m and 1,200 m above sea level and are covered by red and grey soils of the greenstone rocks in the area. The area is generally flat and covered by woodland interspersed with scrubby vegetation. Agricultural activities are mainly small-scale ranching.

History

Anglo American Corporation of Zimbabwe Ltd (“AMZIM”), a company that formed Bilboes Holdings, held the Isabella, McCays and Bubi claims. AMZIM acquired the Isabella claims in 1982.

Initial exploration allowed the estimation of a small oxide resource and an open-pit; a heap leach mine was commissioned in 1989. Subsequent exploration extended Isabella and new discoveries were made at Bubi and McCays, which yielded 8,592 kg of gold (276,256 oz) over the past 26 years, 78,497 oz of this being produced since the management buyout of Bilboes Holdings in 2003. All mining has been from open pit oxide ore utilizing the heap leach extraction processing method.

Exploration for sulphide mineral resources began in 1994/95, with a sum of 17,650 m of exploratory drilling being completed by 1999, covering a strike length of 3,440 m. A maiden mineral resource estimate for the sulphide mineral resources was completed by SRK in 2009.

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold.

Present Conditions and Infrastructure

The overall site plan is shown in the below figure and includes major facilities of the Bilboes Project including the Isabella North and South, McCays and Bubi open pit mines, gold processing plan, Tailings Storage Facility, Waste Stockpiles, demarcated areas for mine buildings and accommodation facilities, main power line internal mine roads and access public roads.

Grid power will be supplied from the Zimbabwe National Grid by constructing a 70 km 132 kV Lynx line from Shangani Substation. To feed the line, a line bay will be constructed at Shangani. A mine substation will be constructed at Isabella. The estimate received is for a 132-kV substation, equipped with a 50 MVA 132 / 33 kV step-down transformer.

Raw water will be provided from open pit dewatering and the wellfield boreholes located across the mining claims area.

Overall site plan

Source: DRA

Permitting, Licenses and Encumbrances

Bilboes is compliant in terms of authorizations and adheres to all government protocols and regulations as required.

Bilboes’ mining claims cover a total area of 2,664.4 ha. The Bilboes Project is held under a portfolio of 131 adjacent mining claims in the Bulawayo Mining District. Of these, 125 encompass an area of 10 ha each and are issued for gold. Claims 11014 BM and 11015 BM encompass 150 ha each and are issued for tungsten. Claim SITEE 772 encompasses 1,1128 ha and is issued for the new sulphide project. Claims EASTNOR A, EASTNOR BASE A and EASNOR BASE B encompasses 150 ha each and are issued for limestone.

The mining claims are renewed annually and an inspection must be performed by the Ministry of Mines and requisite fees paid. The Company ensures that all the mining claims are up to date.

Geological setting, Mineralization and Deposit

The Bubi Greenstone Belt (Archean) covering the Bilboes Project consists of volcanic rocks of the Upper Bulawayan Group and capped by sedimentary sequences of the Shamvaian Group, all of which have been metamorphosed into felsic and mafic schists. Gold deposits are concentrated at the interface between these two groups, where major structural breaks and splays provide pathways for hydrothermal vein mineralization.

Gold is associated with sulphides that are commonly found in hydrothermal systems. These include pyrite and arsenopyrite as major components, but copper, lead, zinc, antimony, are also present in some deposits. Common alteration associated with gold mineralization is silicification, with lesser sericite and chlorite alteration.

Mineralization is hydrothermal and consists of silicified stockworks that host pyrite and arsenopyrite. The stockworks are characterised by a series of subparallel en echelon zones. The gold is very finely dispersed within the sulphides and is refractory.

All the deposits are oxidized with the sulphide interface occurring between 6 m and 50 m below surface.

Exploration and Planned Work

Plans are commissioned to complete the Caledonia feasibility study on the Bilboes sulphide project to estimate the funding requirements and commence development of the sulphides project.

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

A. Operating Results

The key drivers of our operating results and principal activities are:

●	revenue, which is influenced by:
o	the price of gold, which fluctuates in terms of the realized USD gold price obtained; and
o	our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
●	our cost of producing gold; and
●	other significant matters affecting profitability.

Revenue

Revenue increased to $142,082,000 in fiscal year 2022 from $121,329,000 in fiscal year 2021 (2020: $100,002,000). Gold produced was 80,775 oz. (2021: 67,476 oz.; 2020: 57,899). The increase in revenue was due to an increase in the average realized gold price received to $1,772 per oz. (2021: $1,766 per oz.; 2020: $1,749 per oz.) and an increase in quantity of gold sold (see below).

Gold price

Average realized gold price per ounce is a non-IFRS measure which management believes assists the stakeholders in understanding the average price obtained for an ounce of gold.

Our revenues are derived from the sale of gold produced by Blanket Mine. As a result, our revenues are directly influenced by the average realized gold price obtained from the sale of gold. The gold prices obtained may fluctuate widely and are influenced by factors beyond the control of the Company. The table below indicates the average realized gold price per ounce obtained for the 2022, 2021 and 2020 fiscal years.

$’000	2020	2021	2022
Revenue (IFRS)	100,002	121,329	142,082
Revenue from silver sales	(86)	(122)	(116)
Revenue from gold sales	99,916	121,207	141,966
Gold ounces sold	57,137	68,617	80,094
Average realized gold price per ounce	1,749	1,766	1,772

Gold produced

Tonnes milled, average grades, recoveries and gold produced are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz.)
Quarter 1	2020	140,922	3.35	93.8	14,233
Quarter 2	2020	143,210	3.13	93.9	13,499
Quarter 3	2020	157,343	3.19	93.9	15,155
Quarter 4	2020	156,487	3.19	93.5	15,012
Year	2020	597,962	3.21	93.8	57,899
Quarter 1	2021	148,513	2.98	93.0	13,197
Quarter 2	2021	165,760	3.34	93.8	16,710
Quarter 3	2021	179,577	3.48	94.2	18,965
Quarter 4	2021	171,778	3.57	94.3	18,604
Year	2021	665,628	3.36	93.9	67,476
Quarter 1	2022	165,976	3.69	94.1	18,515
Quarter 2	2022	179,118	3.71	93.9	20,091
Quarter 3	2022	198,495	3.53	93.6	21,120
Quarter 4	2022	208,444	3.37	93.7	21,049
Year	2022	752,033	3.56	93.8	80,775

Ounces produced increased by 19.7% mostly due to the increased tonnes milled and higher grade. Tonnes milled in the year were 13% higher than 2021. Production for 2022 was a new record and exceeded the Company’s revised guidance for 2022.

An ore stockpile of approximately 2,500 tonnes (December 2021:  1,714 tonnes) existed at year end due to the rate of mining and hoisting exceeding the milling capacity for much of 2022.

Production cost

Production cost includes salaries and wages, on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production cost for 2022, 2021 and 2020 is summarized below.

$ ‘000	2020	2021	2022
Salaries and wages*	16,122	20,609	23,037
Consumable materials – Operations*	14,938	17,375	23,601
Consumable materials – COVID-19	824	297	311
Electricity costs*	8,312	10,407	9,634
Safety	708	774	998
Cash-settled share-based expense (note 12.1(a))	634	692	853
On mine administration*	1,304	1,806	2,736
Security costs	496	826	1,093
Obsolete inventory (note 20)	-	36	563
Pre-feasibility exploration costs	373	304	172
	43,711	53,126	62,998

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

iii.	All-in cost per ounce, which shows AISC per ounce plus the additional costs associated with activities that are undertaken to increase production (expansion capital investment).

($’000’s, unless otherwise indicated)	2020	2021	2022
Production cost (IFRS)	43,711	53,126	62,998
COVID-19 labour and consumable expenses	(1,038)	(297)	(311)
Cash-settled share-based expense	(634)	(692)	(853)
Less exploration and safety costs	(708)	(774)	(998)
On-mine admin costs, employee incentives and intercompany adjustments	1,201	(453)	(1,970)
On-mine production cost*	42,532	50,910	58,866
Gold sales (oz)	57,137	68,617	80,094
On-mine cost per ounce ($/oz)	744	742	735

Royalty	5,007	6,083	7,124
Export credit incentive	(4,695)	-	-
Exploration, remediation and permitting cost	468	155	146
Sustaining capital expenditure#	760	619	1,880
Sustaining administrative expenses&	2,898	2,320	3,191
Inventory write down	-	-	(563)
Silver by-product credit	(86)	(122)	(116)
Cash-settled share-based payment expense included in production cost	634	692	853
Cash-settled share-based payment expense	1,413	477	609
Equity-settled share-based payment expense	-	-	484
Procurement margin included in on-mine cost*	(3,501)	(2,401)	(2,163)
All-in sustaining cost	45,430	58,733	70,311
Gold sales (oz)	57,137	68,617	80,094
AISC per ounce ($/oz)	795	856	878

Solar expenses	230	-	-
COVID-19 donations	1,322	74	-
COVID-19 labour and consumable expenses	1,038	297	311
Non-sustaining administrative expenses&	5,099	8,082	10,918
Permitting and exploration expenses	373	74	59
Non-sustaining capital expenditure#	24,018	30,650	45,555
Total all-in cost	77,510	97,910	127,154
Gold sales (oz)	57,137	68,617	80,094
All-in cost per ounce ($/oz)	1,356	1,427	1,588

*

The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between Caledonia Mining South Africa Proprietary Ltd (“CMSA”) and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party.  The procurement margin on these sales is deducted from all-in sustaining costs and all-in costs as these numbers represent the consolidated costs at a group level, excluding intercompany profit margins.

&

Administrative expenses relate to costs incurred by the Group to provide services for mining and related activities. From quarter four in 2022 administrative expenses have been allocated between AISC and all-in cost. Prior years have been restated.

#

Non-sustaining costs are primarily those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. All other costs related to existing operations are considered sustaining.

On-Mine cost

On-mine cost comprises labour, electricity, consumables, and other costs such as security and insurance.  Production costs are detailed in note 9 to the Consolidated Financial Statements. On-mine costs include the procurement margin paid to CMSA. CMSA purchasing represents a fair value that Blanket would pay for consumables if they were sourced from a third party and intercompany margins are not eliminated to calculate on-mine cost.

On-mine cost per ounce for the year was 0.9% lower than the previous year due to the spreading of costs over more production ounces in the year. On-mine cost in the fourth quarter of 2022 were partly offset by a lower electricity charge due to the free test electricity from the solar plant during its commissioning phase (Nov-Jan) and the installation of two autotap changers on the No. 4 Shaft incoming electricity supply line which reduced the frequency of power interruptions resulting from power surges and significantly reduced the generator use to support production and hence the power expense incurred during the year.

On-mine cost per ounce for the year was within the guidance range of between $669 to $736 per ounce.

All-in sustaining cost

All-in sustaining cost excludes the intercompany procurement margins as this reflects the consolidated cost incurred at the Group level.  The all-in sustaining cost per ounce for the year was 2.6% higher than the previous year due to the higher administrative costs predominantly as a result of higher legal and advisory fees to acquire mining assets as well as higher sustaining capital expenditure at Blanket mine.

Inventory write downs of drill rigs were excluded from all-in sustaining cost as the cost is not representative of normal production costs but rather the non cash movement of discontinued spares for a particular type of drill rig. The drill rig and spares were impaired to net realisable value in the year.

All-in sustaining cost per ounce for the year of $878 per ounce was below the guidance range of between $880 to $970 per ounce (excluding CSR expenditure).

All-in cost

All-in cost includes investment in expansion projects which remained at a high level due to the continued investments in the Group. All-in cost does not include investment in exploration and evaluation projects.

Other significant matters affecting profitability

Administrative expenses

Administrative expenses in the year were 31.3% higher compared to 2021. Administrative costs for the year increased due to advisory services fees of $1.1 million incurred to complete the acquisitions of Bilboes and Motapa. Increased Johannesburg based technical services were appointed due to the increase in production at Blanket and to build up the skills required to perform the Caledonia feasibility study for the Bilboes sulphides project.

Administrative expenses are further analyzed in note 11 of the Consolidated Financial Statements.

Other expenses

Other expenses are detailed in note 10 to the Consolidated Financial Statements and include an impairment expense on property, plant and equipment of $8,209,000. The impairment of the capital development areas, classified as property, plant and equipment in the Consolidated Financial Position, predominantly relates to prospective areas above 750 metres which are not included in the current LOMp. Other expenses also include community and social responsibility (“CSR”) expenses of $897,000, $830,000 spent to maintain the operating integrity of Bilboes before completion of the acquisition and an impairment expense of $467,000 was incurred on the accumulated expenditures incurred on the Connemara North exploration project in the prior year.  Intermediated monetary transaction tax (“IMTT”) charged by the Zimbabwean government increased to $1,378,000 for the year due to the presidential announcement made on May 7, 2022 to increase the IMTT charges on all domestic foreign currency transfers from 2% to 4%.

Foreign exchange gains

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 684.33 RTGS$ to 1 US Dollar as at December 31, 2022 (December 31, 2021: 108.67 RTGS$, December 31, 2020: 81.79 RTGS$).  On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (“RTGS$”) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of this report the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax liabilities contributed the largest portion of the foreign exchange gain set out below.

Further, the RBZ issued a directive to Zimbabwean banks to separate foreign currency and RTGS$ for bank accounts held by clients on October 1, 2018. Subsequent to the directive, the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in foreign currency (i.e., US Dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the foreign currency allocation from 30% to 55%, with the remainder received as RTGS$. The RBZ increased the foreign currency allocation with effect from May 26, 2020 from 55% to 70% and decreased the foreign currency allocation with effect from January 8, 2021 from 70% to 60% with the remainder received as RTGS$.

In June 2021 the RBZ announced that companies that are listed on the Victoria Falls Stock Exchange (“VFEX”) would receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021.  In December 2021, Caledonia obtained a secondary listing on the VFEX and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. The listing on the VFEX enabled Blanket to realize 71.5% of its total revenue in US Dollars and the balance in RTGS$ during 2022.  Effective from February 1, 2023 the RBZ cancelled the incremental export incentive and increased the standard export retention threshold from 60% to 75%. The new allocation percentages remained in effect up to the date of approval of this Annual Report.

Previously the Company participated in the foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars up to June 15, 2021. The incremental credit export incentive scheme was discontinued on February 1, 2023.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss and other comprehensive income.

‘$000	2020	2021	2022

Unrealised foreign exchange gain	8,367	2,755	12,736
Realised foreign exchange loss	(4,062)	(1,571)	(8,325)
Net foreign exchange gain	4,305	1,184	4,411

Put Options

On December 22, 2022 the Company purchased put options to hedge 16,672 ounces of gold from February 2023 to May 2023 at a strike price of $1,750.  These options were purchased to protect the Company against gold prices below $1,750 for the quantity of ounces hedged.  Refer to note 14.1 of the Consolidated Financial Statements for more information on the put options.

Gold Loan and Call Option

In 2021 the Company received $3 million (less transaction costs) in the form of a gold loan and call option which was repaid in full by June 30, 2022. In addition, the Company granted the lender call options over 6,000 ounces of gold at a strike price of $2,000 per ounce expiring monthly in equal tranches from June 30, 2022 to November 30, 2022. The proceeds of the gold loan were used in part to fund the solar project. Refer to note 14.2 of the Consolidated Financial Statements for more information on the gold loan and call option.

Restricted Share Units and cash-settled Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and cash-settled Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of Caledonia’s board.

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

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price, therefore increasing the liability. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

Refer to note 12.1 of the Consolidated Financial Statements for more information on the share-based payment awards.

During 2019 and 2022 a total of 17,585 RSUs and an aggregate of 478,899 PUs were awarded respectively to executives as well as to certain senior management and certain employees within the companies in the Group. An example of the award agreements are attached hereto as Exhibits 4.6, 4.7, 4.8, 4.18 and 4.19. Refer to note 12.1(a) of the Consolidated Financial Statement for a further analysis of cash-settled share-based payments granted and vested.

Equity-settled Performance Units

EPUs have a performance multiplier calculated on gold production, average normalised controllable cost per ounce of producing gold and a performance period of three years. The number of EPUs that vest as shares will be the EPUs granted multiplied by the performance multiplier percentage.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date, thus one year.

During 2022, 130,380 EPUs were granted to certain employees within the Group. An example of the award agreement is attached hereto as Exhibits 4.6 and 4.19. Refer to note 12.2 of the Consolidated Financial Statement for a further analysis of cash-settled share-based payments granted and vested.

Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS. Adjusted earnings per share is calculated by deducting payments to the Blanket Mine Employee Trust, foreign exchange gains and losses, impairments, deferred tax and inventory write-downs from the profit attributable to the owners of the Company.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s, unless otherwise indicated)
	2020	2021	2022
Profit for the period (IFRS)	25,257	23,142	22,866
Non-controlling interest share of profit for the period	(4,477)	(4,737)	(4,963)
Profit attributable to owners of the Company	20,780	18,405	17,903
Blanket Mine Employee Trust adjustment	(485)	(326)	(517)
Earnings (IFRS)	20,295	18,079	17,386
Weighted average shares in issue (thousands)	11,704	12,170	12,831
IFRS EPS (cents)	173.4	148.6	135.5

Add back/(deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	4,062	1,571	8,325
- less tax	(1,006)	(381)	(2,056)
- less non-controlling interest	(383)	(153)	(827)
Unrealised net foreign exchange gains	(8,369)	(2,755)	(12,736)
- less tax	2,158	567	3,042
- less non-controlling interest	836	270	1,265
Adjusted IFRS profit excl. foreign exchange	17,593	17,198	14,399
Weighted average shares in issue (thousands)	11,704	12,170	12,831
Adjusted IFRS EPS excl. foreign exchange (cents)	150.3	141.3	112.2

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	485	326	517
Impairment of property, plant and equipment	-	497	8,209
Impairment of E&E assets	2,930	3,837	467
Expected credit losses on deferred consideration on the disposal of subsidiary	-	761	-
Bilboes pre-operational expenses	-	-	830
Deferred tax	3,523	5,240	3,796
Non-controlling interest portion deferred tax and impairment	(900)	(602)	(1,629)
Inventory write-down	-	-	563
- less tax	-	-	(139)
Fair value losses on derivative financial instruments	266	240	1,198
Adjusted profit	23,897	27,497	28,210
Weighted average shares in issue (thousands)	11,704	12,170	12,831
Adjusted EPS (cents)	204.2	225.9	219.9

B. Liquidity and Capital Resources

Cash and cash equivalents

$’000	2021	2022

Bank balances	17,152	4,737
Restricted cash *	–	1,998
Cash and cash equivalents	17,152	6,735
Bank overdrafts used for cash management purposes	(887)	(5,239)
Net cash and cash equivalents	16,265	1,496

*

Cash of $998 (denominated in RTGS$) held by Blanket Mine was earmarked by Stanbic Bank Zimbabwe as a letter of credit in favor of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on September 15, 2022 and settled on January 10, 2023. The cash on maturity will be transferred to CMSA’s bank account, denominated in South African Rands.

Caledonia retains at least $1 million in a bank account for so long as amounts remain outstanding on the loan notes issued for the acquisition of Motapa. Refer to note 30 for more information.

Blanket Mine has arranged unsecured overdraft facilities with the following banks and terms.

Overdraft facilities	Date drawn	Expiry	Repayment terms	Principal value	Interest rate
Stanbic Bank - RTGS$ denomination	September 2021	February 2024	On demand	300,000,000	210%
Stanbic Bank - USD denomination	December 2021	February 2024	On demand	1,000,000	10%
CABS Bank of Zimbabwe - USD denomination	April 2022	November 2023	On demand	2,000,000	*12.33%
Ecobank - USD denomination	November 2022	October 2023	On demand	5,000,000	6.5%

*	Interest charges on this facility is as a rate of the 3 month Secured Overnight Funding Rates (“SOFR”) plus a margin of 7.75% per annum. The SOFR as at December 31, 2022 was 4.58%.

The distribution of the consolidated cash across the jurisdictions where the Group operates as at year end was as follows:

Geographical location of cash ($’000)
	2021	2022
Jersey, Channel Islands	13,045	2,963
United Kingdom	4	(1)
South Africa	633	694
Zimbabwe (net of overdraft)	2,583	(2,160)
Total	16,265	1,496

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

As of December 31, 2022, Caledonia had a working capital surplus of $5,986,000 (2021: $35,245,000; 2020: $34,622,000). As of December 31, 2022, Caledonia had potential liabilities for rehabilitation work on Blanket (2022 and prior) – if and when those mines permanently close – at an estimated present value cost of $2,958,000 ($3,294,000; 2020: $3,567,000). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration activities.

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

As at December 31, 2022, the Company had the following contractual obligations:

Payments due by Period ($’000)
Falling due	Within 1 year	1-3 years	4-5 years	After 5 years	Total
Trade and other payables	17,545	-	-	-	17,545
Provisions	-	684	598	1,676	2,958
Capital expenditure commitments	4,066	-	-	-	4,066
Lease liabilities	132	181	-	-	313
Cash-settled share-based payments	1,188	1,029	-	-	2,217

Except for capital expenditure commitments, the contractual obligations in the table above are based on the classification requirements under IFRS.

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold on to Blanket. In addition to the committed purchase obligations set out above:

●	Blanket currently intends to invest approximately $30.9 million in 2023; and
●	Caledonia intends to invest a total of $4.1 million in 2023 in the Bilboes oxide project, Bilboes, Motapa and Maligreen.

Blanket foreign exchange approval requirements

Approval from the RBZ is required for the remittance of dividends declared from Zimbabwe, for the repayment of loans and advances from Blanket Mine to Caledonia and the repayment of capital and consumables purchased from CMSA. During 2022 Caledonia obtained the necessary approvals from the RBZ to obtain foreign currency to conduct normal business operations. This remained the case until the date of this Annual Report.

Equity Raise

During March and April 2023, the Company conducted a placing of depositary interests and depositary receipts in its shares in the UK, South Africa and Zimbabwe. A total of 1,207,514 common shares were placed in the form of depositary interests and depositary receipts raising in total approximately US$16.591 million before expenses.

IC. Research and development, patents and licenses, etc.

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D. Trend Information

Production Guidance

Blanket production for 2022 was 80,775 ounces, which was over the upper end of the revised guidance range of 75,000 to 80,000 ounces. Refer to Item 5.A – “Operating Results”, for further discussion and detail of actual production.

Consolidated production guidance for 2023 is between 87,500 - 97,000 ounces. Production of 12,500 - 17,000 ounces are expected from the Bilboes oxide project and between 75,000 - 80,000 ounces from Blanket.

Cost Guidance

The estimated on-mine cost for 2022 was in the range of $669 to $736 per ounce and the estimated AISC for 2022 was in the range of $880 to $970 per ounce. The actual on-mine cost per ounce for 2022 was $735 and actual AISC per ounce for 2022 was $878.

The Group’s consolidated on-mine cost per ounce guidance for 2023 is in the range of $900 to $1,000 per ounce; guidance for consolidated AISC is $1,150 to $1,250 per ounce (excluding CSR costs). Bilboes oxide project on-mine cost is expected to be between $1,200-$1,320 per ounce and on-mine cost for Blanket between $770-$850 per ounce (excluding CSR costs). This is forward looking information. Refer to “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” of this report for further information on forward looking statements.

E. Critical Accounting Estimates

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of our current directors and the Group’s senior management as of April 28, 2023.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Director Since and Independence Status	Number of Common Shares* As of April 28, 2023
Leigh A. Wilson Non-Executive Director Chairman Washington DC, USA	Independent Trustee, The Victory Funds Former Chairman of the Victory Funds	2012 Independent	45,500
Mark Learmonth Chief Executive Officer Director Jersey, Channel Islands	Chief Financial Officer of the Company (until June 30, 2022) Chief Executive Officer of the Company (from July 1, 2022) Director of the Company	2014 Non-Independent	184,984
Steven Curtis Non-Executive Director Johannesburg, South Africa	Chief Executive Officer of the Company (until June 30, 2022) Director of the Company	2008 Non-Independent	189,566
Dana Roets Chief Operations Officer Director Johannesburg, South Africa	Chief Operations Officer Director of the Company	2022 Non-Independent	Nil
John Kelly Non-Executive Director New Canaan, Connecticut USA	Managing Partner of Active Capital Partners Chairman and Independent Trustee, The Victory Funds Non-Executive Member of Kellys Family Foods LLC	2012 Independent	16,317
Johan Holtzhausen Non-Executive Director Western Cape, South Africa	Business consultant and Independent Director of DRDGOLD Limited	2013 Independent	22,050
Nick Clarke Non-Executive Director Falmouth, Cornwall, United Kingdom	Chairman and formerly Chief Executive Officer of Central Asia Metals Plc	2019 Independent	Nil
Geralda Wildschutt Non-Executive Director Johannesburg, South Africa	Founder and CEO of Maisha Social Solutions Pty Ltd Member of Sasol Climate Change Advisory Panel Board member of SAICA ED Pty Ltd	2021 Independent	Nil
Gordon Wylie Non-Executive Director Malta	Non-executive director of Chaarat Gold Holdings Limited Former non-executive director of Silverton Metals Corp Former chairman of Lydian International Limited	2022 Independent	Nil
Victor Gapare Executive Director Harare, Zimbabwe	Director of the Company Former chief executive officer of Bilboes Holdings (Private) Limited	2023 Non-Independent	**2,411,186
Chester Goodburn Chief Financial Officer Johannesburg, South Africa	Chief Financial Officer of the Company (from July 1, 2022)	Not a Director	7,861

*	The information in this Circular as to shares beneficially owned or controlled or directed not being within the knowledge of the Company has been furnished by the respective nominees individually.
**	Mr Gapare is interested in the Common Shares held by Toziyana Resources Limited as the settlor of a discretionary trust which ultimately owns Toziyana Resources Limited.

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

Mr. Wilson has served on the Board of Trustees of a mutual fund complex managed by Victory Capital Management since 1993. He currently serves as an Independent Trustee.

In March 2006, Mr. Wilson received the Mutual Fund Trustee of the Year Award from Institutional Investor Magazine.

Between March 2008 and October 2008, Mr. Wilson was an independent non-executive director of the Company.

Mr. Wilson was re-appointed to the Caledonia board as an independent non-executive director in May 2012 and was appointed Chairman in May 2013.

Mark Learmonth – Director and Chief Executive Officer

Mr. John Mark Learmonth joined Caledonia in July 2008. Prior to this, he was a Division Director of Investment Banking at Macquarie First South in South Africa and has over 17 years of experience in corporate finance and investment banking, predominantly in the resources sector. Mr. Learmonth graduated from Oxford University and is a chartered accountant. He was previously a member of the Executive Committee of the Chamber of Mines, Zimbabwe and a member of the Gold Producers Sub-Committee.

Mr. Learmonth was appointed Vice-President Finance, Chief Financial Officer of the Company in November 2014. Mr. Learmonth was responsible for Investor Relations and Corporate Development of the Company until the appointments of Mr. Maurice Mason (VP Corporate Development) and Mrs. Camilla Horsfall (VP Investor Relations) in 2016 and 2020, respectively. Mr. Learmonth was appointed as Chief Executive Officer with effect from July 1, 2023.

Steven Curtis, CA (SA) – Director

Mr. Steven Roy Curtis is a Chartered Accountant with over 37 years of experience and has held a number of senior financial positions in the manufacturing industry. Before joining Caledonia in April 2006, he was Director Finance and Supply Chain for Avery Dennison SA and, prior to this, Financial Director and then Managing Director of Jackstadt GmbH South African operation. Mr. Curtis is a member of the South African Institute of Chartered Accountants and graduated from the University of Cape Town.

Mr. Curtis was appointed Vice-President Finance and Chief Financial Officer in April 2006 and served in the position until Dec 2014 when he was appointed as President and Chief Executive Officer. Mr Curtis resigned as Chief Executive Officer with effect from June 30, 2022. From that date he was retained by the Company pursuant to an 18-month consultancy agreement and remained a director in a non-executive capacity. Given his past role with the Company, he is not considered independent.

Dana Roets – Chief Operating Officer and Director

Mr. Dana Roets is a qualified Mining Engineer and holds a B.Sc. Mining Engineering degree from Pretoria University (1986) and an MBA from the University of Cape Town (1995). Mr. Roets is a South African national with over 35 years of operational, project and managerial experience in the gold and platinum industries in South Africa and the United States of America. He started his career with Gold Fields at the St Helena Gold Mine as a graduate trainee and progressed via various operational roles from being an underground shift boss to become Vice President and Head of Operations at Kloof Gold Mine in January 1999 at which time Kloof produced over 1,000,000 ounces of gold per annum. More recently, Mr. Roets was the COO at Great Basin Gold which had gold mining operations in the United States of America and South Africa.

Mr. Roets was appointed Caledonia’s Chief Operating Officer in 2013 and appointed to the Caledonia board in January 2022.

John Kelly - Non-Executive Director

Mr. John Lawson Kelly has over 38 years of experience in the financial services industry in the U.S and international markets including emerging markets in Asia. Mr. Kelly is currently Managing Partner of Active Capital Partners LLC, Charmain and Independent Trustee of the Victory Funds and a non-executive Member of Kellys Family Foods LLC.  Mr. Kelly is a graduate of Yale University and the Yale School of Management.

Mr. Kelly was appointed to the Caledonia board as an independent non-executive director in May 2012.

Johan Holtzhausen - Non-Executive Director

Mr. Johan Andries Holtzhausen is a retired partner of KPMG South Africa with 43 years of audit experience, of which 36 years were as a partner focused on the mining sector. Mr. Holtzhausen chaired the Mining Interest Group at KPMG South Africa and his clients included major listed mining companies operating in Africa and elsewhere, which operated across a broad range of commodities. In addition to his professional qualifications, Mr. Holtzhausen holds a B.Sc. from the University of Stellenbosch, majoring in chemistry and geology. Mr. Holtzhausen is a business consultant and independent director of DRDGOLD Limited.

Mr. Holtzhausen is chairman of the Audit Committee and a member of the Remuneration Committee and Nomination Committee of DRDGOLD Limited.

Nick Clarke - Non-Executive Director

Mr. Nick Clarke joined the Company’s board as a Non-Executive Director on September 23, 2019. Mr. Clarke, who is Chairman of Central Asia Metals PLC (AIM: CAML), is a highly experienced Chartered Engineer (CEng) with 47 years in the mining industry.  He has held senior positions in several resource companies and is well known as a successful executive in the sector having been involved in the construction of major mining projects and conducted several fundraisings on AIM and TSX.

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

Geralda Wildschutt – Non-Executive Director

Geralda has over 26 years’ experience in stakeholder engagement, corporate social responsibility, community development and social performance across mining, renewable energy, banking and the social sector. She has worked across Africa, Latin America, Australia and Canada.

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

Geralda was appointed to the Caledonia board as an independent non-executive director in 2021.

Gordon Wylie – Non-Executive Director

Mr. Wylie holds a bachelor’s degree with Honours in Geology from the University of Glasgow, a Management Diploma from UNISA South Africa and a Postgraduate Diploma in Mining Engineering and Mineral Economics from Wits University, South Africa.

Mr. Wylie has over 47 years’ experience in the mining industry in both mining and exploration geology. Between 1997 and 2005, Mr. Wylie was part of AngloGold Ashanti Limited’s senior management team where he was responsible for the company’s global exploration programs, mining geology and associated technical services, covering around 40 countries and 5 continents.

Since leaving AngloGold Ashanti, Gordon has accumulated 17 years’ board experience as a non- executive director, of which 12 were as chairman at Lydian International Limited.  He is currently a non-executive director of Chaarat Gold Holdings Limited, which is listed on AIM (symbol: CGH), and a former non-executive director of Silverton Metals Corp., which is listed on TSX-V (symbol: SVTN).

Victor Gapare – Executive Director

Mr. Victor Gapare is a prominent Zimbabwean mining entrepreneur and, following the acquisition of Bilboes, is interested in approximately 12.57% of the shares in Caledonia through Toziyana Resources Limited which is ultimately owned by a family trust of which Mr. Gapare is the settlor.

Mr. Gapare was previously the Director responsible for the gold and pyrites business of Anglo American Corporation Zimbabwe Limited when Bilboes was part of its portfolio, prior to a management buyout in which he was involved, and is a former President of the Chamber of Mines Zimbabwe.

Mr. Gapare was appointed to the Caledonia board as an executive director in January 2023 on completion of the acquisition of Bilboes Gold.

Adam Chester – General Counsel, Company Secretary and Head of Risk and Compliance

In January 2017 Mr. Adam Chester joined the management team as General Counsel, Company Secretary and Head of Risk and Compliance. Mr. Chester is a dual qualified lawyer (England and Jersey, Channel Islands) and previously worked as a solicitor of the Supreme Court of England and Wales at international law firms in the City of London and, more recently, as an advocate of the Royal Court of Jersey at an international offshore law firm in which he was a partner. He has extensive experience advising businesses and individuals on a variety of commercial and corporate legal issues.

Caxton Mangezi – Vice-president Zimbabwe operations

Mr. Caxton Mangezi is a qualified miner and mine manager. He has worked at Blanket since 1969 in a range of roles including geological technician, overseer miner and underground manager.

Mr. Mangezi has been General Manager of Blanket Mine since 1993 in full time and interim capacities, with full responsibility for day-to-day operations. Mr. Mangezi was appointed as the Vice President Zimbabwe Operations during 2021. Mr. Mangezi also serves as director on certain Zimbabwean subsidiary companies.

Chester Goodburn – Chief Financial Officer

Mr. Goodburn is a qualified Chartered Accountant with 15 years’ experience in the energy and natural resources sector. He worked as a senior manager at KPMG South Africa where he was seconded to several clients providing audit, tax and advisory services to several JSE, NYSE, AIM and TSX listed clients.

Mr. Goodburn was the Group Financial Manager from September 1, 2014 to June 30, 2022 and Chief Information Officer until April 30, 2022. Mr. Goodburn was appointed as Chief Financial Officer on July 1, 2022.

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management other than Mr. Gapare who was appointed as a director pursuant to the sale and purchase agreement for the acquisition of Bilboes Gold.

B. Compensation

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards	Non‑equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(2) (3)	(i)
					Annual incentive plans (1)	Long term incentive plans
Steven Curtis Chief Executive Officer (until June 30, 2022)*	2022 2021 2020	264,715 517,525 470,478	151,339 127,836 380,477	- - -	- - -	- - -	- - -	478,928 240,000 235,239	894,982 885,362 1,086,194
Dana Roets Chief Operating Officer	2022 2021 2020	500,851 489,590 445,082	95,397 80,564 239,641	- - -	- - -	- - -	- - -	160,000 170,000 222,541	756,248 740,154 907,263
Mark Learmonth Chief Financial Officer (until June 30, 2022) Chief Executive Officer (from July 1, 2022)	2022 2021 2020	494,315 480,011 436,373	94,692 89,645 231,660	- - -	- - -	- - -	- - -	175,000 235,000 218,187	764,007 804,656 886,220
Caxton Mangezi Vice President Operations Zimbabwe	2022 2021 2020	463,960 429,478 374,817	175,116 123,250 294,512	- - -	- - -	- - -	- - -	687,612 263,180 187,409	1,326,688 815,908 856,738
Chester Goodburn Chief Financial Officer (from July 1, 2022)	2022	235,812	31,010	-	-	-	-	70,000	410,133
Maurice Mason VP Corporate Development	2022 2021 2020	325,856 222,123 202,620	53,335 56,624 122,994	- - -	- - -	- - -	- - -	130,000 111,061 25,327	509,191 389,808 350,941

* Does not include $45,000 paid to Mr Curtis as a non-executive Director from July 1, 2022.

(1)

Awards are considered to be share based awards. The amounts stated are the expenses for the year to revalue the liability to the amount that is expected to vest at the applicable year end. Refer to table below for the awards outstanding as at December 31, 2022.

(2)

The amounts shown in (h) relate to bonuses paid to NEOs and, for Mr Curtis, includes $264,715 consultancy fee paid to him for the 6 months ending December 31, 2022 and a cash payment of $54,213 in respect of accrued leave. No fees for acting as a Director were paid to NEOs (other than Mr Curtis in respect of acting as a non-executive Director – see above).

(3)	The amounts shown in (h) for the NEOs for 2022 relate to bonuses provided for in 2022 but were paid in March 2023.

Non-executive director fees were paid in equal quarterly instalments in arrears during 2022. From January 1, 2022 to December 31, 2022 the approved non-executive director fees amounted to $90,000 p.a. payable to each non-executive director other than John McGloin (resigned in February 2022), Mr. Wylie (appointed in May 2022) and Mr. Curtis (from July 2022)  who received a pro-rata amount of $14,750, $59,093 and $45,000 respectively for their services in 2022.

Long term incentive plan

The following key management members were granted RSUs, PUs and EPUs, pursuant to the provisions of the OEICP. The outstanding RSUs and PUs as at December 31, 2022 were as follows:

Key management member	Vesting date	RSUs	PUs	EPUs
Steve Curtis	2023/01/11 2024/01/11 2025/01/11	- - -	16,547 8,769 -	- - 39,689
Dana Roets	2023/01/11 2024/01/11 2025/01/11	- -	10,436 5,530 -	- - 16,687
Mark Learmonth	2023/01/11 2024/01/11 2025/01/11	- - -	10,231 5,422 -	- - 36,812
Caxton Mangezi	2023/01/11 2024/01/11 2025/01/11	19,565 - -	8,788 4,657 -	- - 15,458
Chester Goodburn*	2025/01/11	- - -	2,638	-
Adam Chester	2023/01/11 2024/01/11 2025/01/11	- - -	7,103 3,509 -	- - 10,877
Maurice Mason	2023/01/11 2024/01/11 2025/01/11	- - -	4,977 2,459 -	- - 10,857
Total		19,565	91,066	130,380

* Chester Goodburn was appointed as a key management member from July 1, 2022 when he became CFO.

For further detail on the RSUs, PUs and EPUs refer to note 12 of the Consolidated Financial Statements.

91,610 EPUs were awarded to key management staff on April 7, 2023.

No director equity options were outstanding at December 31, 2022.

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

Audit	Compensation	Governance	Nomination	Technical
J Holtzhausen	J Kelly	J Kelly	L Wilson	N Clarke
G Wildschutt	J Holtzhausen	G Wildschutt	G Wildschutt	D Roets
J Kelly	L Wilson	L Wilson	G Wylie	G Wylie
			J Holtzhausen	J Holtzhausen
			J Kelly	M Learmonth
			N Clarke	S Curtis
			S Curtis	V Gapare
J Hobkirk
Disclosure	Strategic Planning	ESG
A Chester C Horsfall	L Wilson	G Wildschutt
C Goodburn	C Goodburn	A Chester
D Roets	D Roets	C Horsfall
J Holtzhausen	G Wildschutt	D Roets
L Wilson	G Wylie	J Kelly
M Learmonth	J Holtzhausen	L Wilson
N Clarke	J Kelly	M Learmonth
	M Learmonth	S Curtis
	M Mason	V Gapare
N Clarke
S Curtis
V Gapare

The Audit Committee is comprised of Messrs. Holtzhausen, Kelly and Ms. Wildschutt and is chaired by Mr. Holtzhausen. Each member of the Audit Committee is considered independent as defined under NI 52-110 and as defined under Section 803 of the NYSE American LLC Company Guide and Exchange Act Rule 10A-3 and considered to be financially literate as such terms are defined under NI 52-110 Audit Committees. Mr Holtzhausen is an ex-audit partner of KPMG Inc., Mr. Kelly has over 30 years of experience in the financial services industry in the U.S and international markets including emerging markets in Asia and Ms. Wildschutt has relevant experience as a board member and trustee for various organizations.

The Audit Committee is responsible for assisting the Board in:

1.	Opening an avenue of communication between Caledonia’s management, the independent auditors and the Board and to assist the Board in its oversight of the:
●	integrity, adequacy and timeliness of Caledonia’s financial reporting and disclosure practices;
●	processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;
●	compliance with legal and regulatory requirements related to financial reporting;
●	independence and performance of the independent auditors;
●	processes implemented by management to ensure effective internal controls over financial reporting;
●	enterprise risk management;
●	fraud risks related to financial reporting;
●	other risks related to financial reporting; and
●	integrated reporting.

2.

Performing any other activities consistent with the charter of the Audit Committee to ensure that Caledonia’s articles of association, governing and regulatory laws as required by the SEC, Sarbanes-Oxley Act and NYSE American LLC and AIM requirements are monitored by management.

3.

The role  of oversight. Compilation of financial statements is the responsibility of management. The auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia’s financial statements in accordance with IFRS.

4.	Ensuring that a combined assurance model is developed and implemented to provide a coordinated approach to all assurance activities.

The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to:

1.	Compensation of the executive officers and the directors;
2.	Establishment and administration of policies, programs and procedures for compensating and incentivizing its executive officers;
3.	Oversight of the compensation structure and benefit plans and programs; and
4.	Executive compensation disclosure and compliance with compensation policies.

Terms of reference of the Audit Committee are given in the charter of the Audit Committee, and the terms of reference of the Compensation Committee are given in the charter of the Compensation Committee.  All charters of committees are available on the Company’s website (www.caledoniamining.com) or, on request, from the Company’s offices listed in this report.

Benefits upon termination are disclosed in note 35 of the Consolidated Financial Statements and an example contract is disclosed in Exhibit 4.2.

D. Employees

The average, approximate number of employees, their categories and geographic locations for each of the last 3 years are summarized in the table below:

Geographic Location and Number of Employees:
	2020	2021	2022
Total Employees
London, United Kingdom - Management and administration	2	2	2
Jersey, Channel Islands - Management and administration	3	3	3
South Africa - Management, procurement, administration and technical	16	21	23
Zimbabwe - Mine operations	1,697	1,923	2,119
Total Employees at all Locations	1,718	1,949	2,147

Management and Administration:
Employee Locations:	2020	2021	2022
London, United Kingdom - Management and administration	2	2	2
Jersey, Channel Islands - Management and administration	3	3	3
Zimbabwe - Mine operations	46	55	54
South Africa - Management, procurement, administration and technical	15	20	22
Total Management and Administration	66	80	81

E. Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management as at April 28, 2023 were as follows:

	Number of shares	Percentage share holding
L Wilson	45,500	0.24%
S Curtis	189,566	0.99%
M Learmonth	184,984	0.96%
J Kelly	16,317	0.09%
J Holtzhausen	22,050	0.11%
A Chester	25,079	0.13%
C Goodburn	7,861	0.04%
V Gapare	*2,411,186	12.57%
N Clarke	-	0.00%
D Roets	-	0.00%
G Wildschutt	-	0.00%
C Mangezi	-	0.00%
G Wylie	-	0.00%
Total	2,902,543	15.13%

*	Mr Gapare is interested in the Common Shares held by Toziyana Resources Limited as the settlor of a discretionary trust which ultimately owns Toziyana Resources Limited.

Refer to Item 6.A – “Directors and Senior Management” for a list of the Company’s directors, officers and senior management and number of shares held.

All of the shares held above are voting shares and do not have any different voting or other rights than the other outstanding shares of the Company.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective directors, officers and senior management members individually.

(b)        Share purchase options outstanding as of April 28, 2023:

Name	Role	Exercise Price CAD	Expiry Date	Number of Options
P Chidley	Consultant	*7.35 9.49	August 25, 2024 September 30, 2029	5,000 5,000
P Durham	Consultant	*7.35 9.49	August 25, 2024 September 30, 2029	5,000 5,000
TOTAL				20,000

*	The exercise price of CAD$9.30 per share was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate at the date of grant (August 25, 2017).

In terms of the OEICP, the expiry of the options that expire in a closed period will be extended by 10 days from the cessation of the closed period.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of Caledonia's knowledge, as at April 21, 2023, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

Beneficial owner name	2020		2021		2022
	Number of Shares Held	Percentage of Issued Shares	Number of Shares Held	Percentage of Issued Shares	Number of Shares Held	Percentage of Issued Shares
Toziyana Resource Limited	-	-	-	-	2,411,186	12.57%
Allan Gray (through two of its funds)	1,957,391	16.15%	1,957,391	15.34%	2,180,070	11.36%
Shining Capital Holding II L.P.	-	-	-	-	1,922,858	10.02%

All shareholders have the same voting rights as all other shareholders of Caledonia.

According to our share register and information received from our registrar on April 21, 2023 the shares of Caledonia (including those represented by depositary interests) were held in the following geographic locations:

Geographic Location based on the share register only	Number of Shares Held	Percentage of Issued Shares

United Kingdom	4,194	0.02%
USA	16,204,553	84.45%
Canada	4,819	0.03%
Zimbabwe	1,046,749	5.46%
Other	1,927,758	10.04%
	19,188,073	100%

19,188,073 shares of the Company, as on April 21, 2023, are held by a total of 76 registered shareholders, including 57 registered holders in the United States.

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

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

This Annual Report contains the audited Consolidated Financial Statements which comprise of the consolidated statements of financial position as at December 31, 2022 and December 31, 2021 and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2022, December 31, 2021 and December 31, 2020.

Reference is made to the Consolidated Financial Statements, including the report of the independent registered public accounting firm, BDO South Africa Inc. (PCAOB ID 1368), that are filed as part of this Annual Report on pages F1 – F71.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2022 nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the twelve months ended December 31, 2022, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

Dividend policy

From 2014, the Company has paid a quarterly dividend (payable at the end of January, April, July and October each year, except for the dividend expected to be paid in April 2020 which was delayed by a month due to uncertainties related to the COVID-19 pandemic and dividends declared on December 30, 2022). The quarterly dividend declared was 6.875 cents per share in 2019 and was increased on several dates during 2020 and 2021 as set out below:

Declaration date	cents per share
January 10, 2019	6.875
April 11, 2019	6.875
July 11, 2019	6.875
October 10, 2019	6.875
January 16, 2020	7.500
May 14, 2020	7.500
July 16, 2020	8.500
October 15, 2020	10.000
January 14, 2021	11.000
April 15, 2021	12.000
July 15, 2021	13.000
October 14, 2021	14.000
January 13, 2022	14.000
April 4, 2022	14.000
July 5, 2022	14.000
October 5, 2022	14.000
December 30, 2022	14.000
April 3, 2023	14.000

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

No preference shares are currently issued and outstanding. Preference shares may be issued from time to time in one or more series composed of such number of shares with such preference, deferred or other special rights, privileges, restrictions and conditions as specified in the Articles or as fixed before such issuance by a resolution passed by the directors and confirmed and declared by shareholders by a special resolution. The preference shares shall be entitled to preference over shares in respect of the payment of dividends and shall have priority over other shares in the event of a distribution of residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The rights attached to the shares or the preference shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of the relevant shareholders called for that purpose.

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

Corporate Law Issue	Delaware Law	Jersey Law
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

There are no provisions in the Companies Law relating to cumulative voting.

Corporate Law Issue	Delaware Law	Jersey Law
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

However, a Jersey company may exempt from liability, and indemnify directors and officers, for liabilities:

incurred in defending any civil or criminal legal proceedings where:

the person is either acquitted or receives a judgment in their favor;

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

Corporate Law Issue	Delaware Law	Jersey Law
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

Corporate Law Issue	Delaware Law	Jersey Law
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

Corporate Law Issue	Delaware Law	Jersey Law
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

C. Material Contracts

Material contracts include the documents at exhibits 4.13 to 4.15 (agreement for the sale and purchase of the share capital of Bilboes Gold Limited (as amended) and net smelter returns royalty deed in respect of the acquisition of Bilboes Gold Limited), exhibits 4.16 to 4.17 (share purchase agreement between Bulawayo Mining Company Limited and the Company in respect of the acquisition of Motapa Mining Company UK Limited and related loan note instrument) and 4.17 (placing agreement in respect of the recent placing of 1,207,514 new securities during March and April 2023). For further details of the contracts, please refer to the exhibits and the disclosures in this Annual Report relating to the acquisitions of Bilboes and Motapa and the recent placing.

D. Exchange Controls

There are no governmental laws, decrees or regulations existing in Jersey, Channel Islands, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities, nor does Jersey, Channel Islands have foreign exchange currency controls. Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa; Caledonia obtained the necessary approvals from the RBZ and the Reserve Bank of South Africa to transfer foreign currency during 2022.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of shares. No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to taxing jurisdictions other than, or in addition to, the United States; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) U.S. expatriates or former long-term residents of the U.S., (m) holds shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, or (n) are subject to special tax accounting rules with respect to shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of shares.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the shares and thereafter as gain from the sale or exchange of such shares (see “Sale or Other Taxable Disposition of shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the shares will constitute ordinary dividend income. Dividends received on shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such shares sold or otherwise disposed of. Any such gain or loss recognized on such sale or other disposition generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company (“PFIC”) Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2022 No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold shares.

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

Foreign Tax Credit

Dividends paid on the shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for non-U.S. withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

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

J. Annual Report to Security Holders

Not applicable

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

	2020 USD’000		2021 USD’000		2022 USD’000

	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	59	1,959	59	259	60	259
Trade and other receivables	-	249	-	2,293	-	2,607
Trade and other payables	-	(174)	-	(166)	-	(130)
Term loan	-	408	-	-	-	-
Overdraft	-	-	-	(887)	-	(5,239)
	59	2,442	59	1,499	60	(2,503)

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss before tax for the Group:

	2020 USD’000		2021 USD’000		2022 USD’000

	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	3	103	3	40	3	27
Trade and other receivables	-	12	-	109	-	124
Trade and other payables	-	(8)	-	(8)	-	(6)
Term loan	-	19	-	-	-	-
Overdraft	-	-	-	(42)	-	(249)
	3	126	3	99	60	(104)

C. Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a debtor fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. Trade and other receivables are analyzed in note 22 to the Consolidated Financial Statements and include $7.4 million (2021: $4.5 million; 2020: $1.3 million) due from Fidelity in respect of gold deliveries immediately prior to the close of business at the end of 2022 and $1.0 million (2021: $3.2 million; 2020: $2.3 million) due from the Zimbabwe Government in respect of VAT refunds. The amount due from Fidelity was paid in full after year-end; the outstanding balance at December 31, 2022 reflects a normal balance in the context of the timing of bullion shipments to Fidelity and payments from Fidelity for bullion received. The amount due in respect of the longer-outstanding VAT refunds were within the agreed terms and a portion was also received after year-end.

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

E. Market Risk - Interest Rate Risk

The Group's interest rate risk arises from loans and borrowings, overdraft facility and cash held. The loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable-rate borrowings expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements.

The Group’s assets and (liabilities) exposed to interest rate fluctuations as at year-end are summarized as follows:

	2020	2021	2022
Cash and cash equivalents	19,092	17,152	(6,735)
Overdraft	-	(887)	(5,239)
Term loan	(408)	-	-
Loan note payable	-	-	(7,104)

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarizes the effect of a change in finance cost on the Group’s profit or loss and equity for the year, had the rates charged differed.

	2020	2021	2022
Sensitivity analysis – cash and cash equivalents

Increase in 100 basis points	191	172	67
Decrease in 100 basis points	(191)	(172)	(67)

Sensitivity analysis – overdraft
Increase in 100 basis points	-	9	52
Decrease in 100 basis points	-	(9)	(52)

Sensitivity analysis – term loan
Increase in 100 basis points	4	-	-
Decrease in 100 basis points	(4)	-	-

Sensitivity analysis – Loan notes payable
Increase in 100 basis points	-	-	71
Decrease in 100 basis points	-	-	(71)

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

Sensitivity analysis

A reasonably possible strengthening (weakening) of the gold price will have an impact on the revenue of the Group and the fair value of the gold loan and call option at December 31, 2022. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

An increase or decrease of 5% of the gold price would have the following equal or opposite effect on the derivative financial instruments on December 31:

	2020	2021	2022
Consolidated statement of financial position:

Derivative financial liabilities - Gold loan

Increase by 5% of the gold price	-	143	-
Decrease by 5% of the gold price	-	(143)	-

Derivative financial liabilities - call option
Increase in 100 basis points	-	11	-
Decrease in 100 basis points	-	(11)	-

Derivative financial liabilities – put option
Increase in 100 basis points	-	-	-
Decrease in 100 basis points	-	-	22

	2020	2021	2022
Consolidated statement of profit or loss and other comprehensive income:

Derivative financial liabilities - Gold loan

Increase by 5% of the gold price	-	143	-
Decrease by 5% of the gold price	-	(143)	-

Derivative financial liabilities - call option
Increase in 100 basis points	-	11	-
Decrease in 100 basis points	-	(11)	-

Derivative financial liabilities – put option
Increase in 100 basis points	-	-	-
Decrease in 100 basis points	-	-	22

The Group’s revenues had full exposure to the gold price up to December 13, 2022 when the gold put option agreement was concluded (refer note 14.1 of the Consolidated Financial Statements).

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. to C.

Not Applicable.

D.

The Company does not have securities registered as American Depository Receipts.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2022. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our CEO and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2022, and we have concluded our disclosure controls and procedures were effective as at December 31, 2022.

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

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.

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

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

Caledonia’s board of directors has determined that the three members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined under Section 803 of the NYSE American LLC Company Guide and Exchange Act Rule 10A-3 (as such definitions may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110, and one of the members can be considered to be a financial expert as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. The financial expert serving on the Audit Committee is Mr. J. Holtzhausen, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management”. Messrs. J. Holtzhausen, J. Kelly and G. Wildschutt are all independent directors under the applicable rules.

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

The Company has not granted any waiver from the Code of Ethics to the CEO, CFO, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2022.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our external auditors, BDO South Africa Incorporated, Johannesburg, Gauteng, South Africa (PCAOB ID 1368), unless stated otherwise, for the years indicated:

	(1)(2)2020	(1)(2)2021	(1)(2)2022
Audit fees	255,553	282,888	254,772
Audit – related fees	-	-	-
Tax fees	-	-	-
All other fees	38,191	12,715	4,172
TOTAL	293,744	295,603	258,944

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

Shareholder Approval of Certain Transactions: Section 712(b) of the NYSE American Company Guide provides that shareholder approval is required for approval of applications to list additional shares when additional shares will be issued in connection with a transaction where the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more. There is no equivalent Jersey statutory legal requirement for shareholder approval where the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more, nor is an equivalent requirement imposed by the Company's articles of association. The Company complies with the applicable rules and regulations in Jersey.

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

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the year ended December 31, 2022, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-71 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the board of directors include:

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

ITEM 19 - EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1- F-71

Exhibit List

Exhibit No.	Name
1.1	Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2016)
2.1	Description of Registered Securities (incorporated herein by reference as Exhibit 2.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021)
2.2	Loan Note Instrument up to US$7,250,000 guaranteed loan notes 2022 (Motapa)
2.3	Loan Note Instrument for the US$12,000,000 guaranteed loan notes 2022 (Solar Plant)
4.1	2015 Omnibus Equity Incentive Compensation Plan (revised 2020) (incorporated herein by reference as Exhibit 4.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021)
4.2	Employment contracts/executive employment agreements (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2017)
4.3	Share Subscription Agreements – Blanket Mine (incorporated herein by reference to Exhibit 15.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2015)
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

4.6	January 11, 2019 PU award agreement and addendum example (incorporated herein by reference as Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 28, 2019)
4.7	January 19, 2020 RSU and PU award agreement example (incorporated herein by reference as Exhibit 4.7 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2020)

Exhibit No.	Name
4.8	January 11, 2021 PU award agreement example (incorporated herein by reference as Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021)
4.9	Mining Lease (incorporated herein by reference to Exhibit 4.9 of the registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2020)
4.10	January 24, 2022 PU award agreement example (incorporated herein by reference to Exhibit 4.10 of the registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2022)
4.11	Addendum to Award Agreement dated January 24, 2022 (incorporated herein by reference to Exhibit 4.11 of the registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2022)
4.12	Agreement of Sale – Maligreen Mining Claims (incorporated herein by reference to Exhibit 4.12 of the registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2022)
4.13

Agreement for the sale and purchase of the share capital of Bilboes Gold; and amendment agreement in relation to the issue of Consideration Shares under the sale and purchase agreement for the share capital of Bilboes Gold Limited

4.14	Deeds of Amendment in respect of a sale and purchase agreement for the sale and purchase of the share capital of Bilboes Gold Limited
4.15	Net Smelter Returns Royalty Deed
4.16	Share Purchase Agreement between Bulawayo Mining Company Limited and the Company (Motapa)
4.17	Placing Agreement (placing of securities in the Company on AIM and VFEX in March and April 2023)
4.18	April 7, 2022 PUs award agreement example
4.19	April 7, 2022 EPUs award agreement example
8.1	List of Caledonia Mining Corporation Plc group entities
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO South Africa Incorporated
15.2	Consent of Uwe Engelmann
15.3	Consent of Daniel (Daan) van Heerden
15.4	S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe, with an effective date of December 31, 2022
15.5	S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe, with an effective date of December 31, 2022
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

CALEDONIA MINING CORPORATION PLC.

Date: April 28, 2023	By:	/s/ Chester Goodburn
Name: Chester Goodburn
Title: Chief Financial Officer

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196 Private Bag X60500 Houghton, 2041 South Africa

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Caledonia Mining Corporation Plc

St Helier, Jersey Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Caledonia Mining Corporation Plc (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

April 28, 2023

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

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Note	2022	2021	2020

Revenue	8	142,082	121,329	100,002
Royalty		(7,124)	(6,083)	(5,007)
Production costs	9	(62,998)	(53,126)	(43,711)
Depreciation	17	(10,141)	(8,046)	(4,628)
Gross profit		61,819	54,074	46,656
Other income		60	46	4,765
Other expenses	10	(11,782)	(7,136)	(5,315)
Administrative expenses	11	(11,941)	(9,091)	(7,997)
Cash-settled share-based expense	12.1	(609)	(477)	(1,413)
Equity-settled share-based expense	12.2	(484)	–	–
Net foreign exchange gain	13	4,411	1,184	4,305
Net derivative financial instrument expense	14	(1,198)	(240)	(266)
Operating profit		40,276	38,360	40,735
Finance income	15	17	14	62
Finance cost	15	(657)	(375)	(367)
Profit before tax		39,636	37,999	40,430
Tax expense	16	(16,770)	(14,857)	(15,173)
Profit for the year		22,866	23,142	25,257

Other comprehensive loss
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(462)	(531)	(173)
Total comprehensive income for the year		22,404	22,611	25,084

Profit attributable to:
Owners of the Company		17,903	18,405	20,780
Non-controlling interests	27	4,963	4,737	4,477
Profit for the year		22,866	23,142	25,257

Total comprehensive income attributable to:
Owners of the Company		17,441	17,874	20,607
Non-controlling interests	27	4,963	4,737	4,477
Total comprehensive income for the year		22,404	22,611	25,084

Earnings per share
Basic earnings per share ($)	26	1.36	1.49	1.73
Diluted earnings per share ($)	26	1.35	1.48	1.73

The accompanying notes on pages 8 to 71 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “C.O. Goodburn”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at December 31	Note	2022	2021

Assets
Property, plant and equipment	17	178,983	149,102
Exploration and evaluation asset	18	17,579	8,648
Deferred tax asset	16	202	194
Total non-current assets		196,764	157,944

Inventories	20	18,334	20,812
Derivative financial assets	14.1	440	–
Income tax receivable	16	40	101
Prepayments	21	3,693	6,930
Trade and other receivables	22	9,185	7,938
Cash and cash equivalents	23	6,735	17,152
Total current assets		38,427	52,933
Total assets		235,191	210,877

Equity and liabilities
Share capital	24	83,471	82,667
Reserves	25	137,801	137,779
Retained loss		(50,222)	(59,150)
Equity attributable to shareholders		171,050	161,296
Non-controlling interests	27	22,409	19,260
Total equity		193,459	180,556

Liabilities
Provisions	28	2,958	3,294
Deferred tax liabilities	16	5,123	8,034
Cash-settled share-based payment	12.1	1,029	974
Lease liabilities	19	181	331
Total non-current liabilities		9,291	12,633

Cash-settled share-based payment	12.1	1,188	2,053
Lease liabilities	19	132	134
Derivative financial liabilities	14.2	–	3,095
Income tax payable	16	1,324	1,562
Trade and other payables	29	17,454	9,957
Loan notes payable	30	7,104	–
Overdraft	23	5,239	887
Total current liabilities		32,441	17,688
Total liabilities		41,732	30,321
Total equity and liabilities		235,191	210,877

The accompanying notes on pages 8 to 71 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance January 1, 2020		56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Transactions with owners:
Dividends declared	33	-	-	-	-	(3,887)	(3,887)	(655)	(4,542)
Shares issued:
- share-based payment	12.1	216	-	-	-	-	216	-	216
- Options exercised		30	-	-	-	-	30	-	30
- Equity raise (net of transaction cost)		12,538	-	-	-	-	12,538	-	12,538
- Blanket shares purchased from Fremiro	6	5,847	-	-	(2,247)	-	3,600	(3,600)	-
Total comprehensive income:
Profit for the year		-	-	-	-	20,780	20,780	4,477	25,257
Other comprehensive loss for the year		-	(173)	-	-	-	(173)	-	(173)
Balance December 31, 2020		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043
Transactions with owners:
Dividends declared	33	-	-	-	-	(6,068)	(6,068)	(2,001)	(8,069)
Shares issued:
- Options exercised	24	165	-	-	-	-	165	-	165
- Equity raise (net of transaction cost)	24	7,806	-	-	-	-	7,806	-	7,806
Total comprehensive income:
Profit for the year		-	-	-	-	18,405	18,405	4,737	23,142
Other comprehensive loss for the year		-	(531)	-	-	-	(531)	-	(531)
Balance at December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity (continued)

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance at December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556
Transactions with owners:
Dividends declared	33	-	-	-	-	(8,975)	(8,975)	(1,814)	(10,789)
Share-based payments:
- Shares issued on settlement of incentive plan Awards	12.1	804	-	-	-	-	804	-	804
- Equity-settled share-based expense	12.2	-	-	-	484	-	484	-	484
Total comprehensive income:
Profit for the year		-	-	-	-	17,903	17,903	4,963	22,866
Other comprehensive loss for the year		-	(462)	-	-	-	(462)	-	(462)
Balance at December 31, 2022		83,471	(9,787)	132,591	14,997	(50,222)	171,050	22,409	193,459
	Note	24	25	25	25			27

The accompanying notes on pages 8 to 71 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	2022	2021	2020

Cash generated from operations	31	49,657	38,703	37,967
Interest received		17	14	56
Net finance costs paid		(192)	(388)	(405)
Tax paid	16	(6,866)	(7,426)	(6,656)
Net cash generated from operating activities		42,616	30,903	30,962

Cash flows used in investing activities
Acquisition of property, plant and equipment		(41,495)	(32,112)	(25,081)
Acquisition of exploration and evaluation assets		(2,596)	(5,717)	(2,759)
Proceeds from sale of assets held for sale		–	500	–
Proceeds from (purchase of) derivative financial assets		–	1,066	(1,058)
Proceeds from disposal of subsidiary		–	340	900
Acquisition of Put options	14.1	(478)	–	–
Net cash used in investing activities		(44,569)	(35,923)	(27,998)

Cash flows from financing activities
Dividends paid		(8,906)	(8,069)	(4,542)
Term loan repayments		–	(361)	(574)
(Repayment of) proceeds from gold loan	14.2	(3,698)	2,752	–
Proceeds from Call options	14.2	240	208	–
Payment of lease liabilities	19	(150)	(129)	(118)
Shares issued – equity raise (net of transaction cost)	24	–	7,806	12,538
Proceeds from share options exercised	24	–	165	30
Net cash (used in) from financing activities		(12,514)	2,372	7,334

Net (decrease) increase in cash and cash equivalents		(14,467)	(2,648)	10,298
Effect of exchange rate fluctuations on cash and cash equivalents		(302)	(179)	(99)
Net cash and cash equivalents at the beginning of the year		16,265	19,092	8,893
Net cash and cash equivalents at the end of the year	23	1,496	16,265	19,092

The accompanying notes on pages 8 to 71 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2022 and 2021, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2022, 2021 and 2020, disclosure notes, significant accounting policies and other explanatory information. The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

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

The consolidated financial statements were approved for issue by the Board of Directors on March 24, 2023.

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

The consolidated financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 13 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the consolidated statement of profit or loss and other comprehensive income.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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
i)	Depreciation of property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where mine development, infrastructure and other assets have a shorter useful life than the life-of-mine, they are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources, are included in the calculation of depreciation.

Other items of property, plant and equipment are depreciated as described in note 4(i)(iii).

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

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

●	correlation between drill-holes intersections where multiple reefs intersect;
●	continuity of mineralization between drill-hole intersections within recognised reefs; and
●	appropriateness of the planned mining methods.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

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

Inferred Mineral Resources are considered in the LoMP to the extent that they are required in accessing, by development infrastructure, the Measured and Indicated Mineral Resources. In addition geological continuity is modelled, whilst grade continuity is continually upgraded by drilling of the Inferred Mineral Resources at depth, and where these Mineral Resources are above the cut-off, economically viable and of sufficient confidence, will be upgraded and form part of eventual extraction and as a result are included in the calculation of depreciation. Refer to note 17 for the evaluation of the cut-off.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)

iii)	Impairment

Non-financial assets

When assessing impairment indicators at a Group level or at a CGU level requires the use of assumptions to calculate the value in use. The assumptions used include:

●	the future estimated gold price;
●	future estimated on-mine costs, sustaining and non-sustaining capital expenditures;
●	cut-off grade;
●	dimensions and extent, determined both from drilling and mine development of ore bodies;
●	planned future production from measured, indicated and inferred resources;
●	the weighted average cost of capital;
●	the discount rate; and
●	future inflation.

Changes in reported resources may affect the Group’s financial results and position in several ways, including the following:

●	asset carrying values may be affected due to changes in the estimated value in use(i.e. Impairment);
●	depreciation charges to profit or loss may change as these are calculated on the unit-of production method or where useful lives of an asset change; and
●	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing and cost of decommissioning.

Non-derivative financial assets

Loss given default is an estimate of the loss arising on default. It is based on the expected shortfalls in contractual cash flows. The Group uses a provision matrix to calculate the probability of default, which includes historical data, assumptions and expectations of future conditions.

iv)	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer to note 6) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
iv)	Share-based payment transactions (continued)

Option pricing models require the input of assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Therefore, the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Additional information about significant assumptions and estimates used to determine the fair value of equity- settled share-based payment transactions are disclosed in note 12.2.

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

Additional information about significant assumptions and estimates used to determine the fair value of cash-settled share-based payment transactions are disclosed in note 12.1.

v)	Taxes

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

vi)	Blanket mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant assumptions and estimates which are explained in note 6.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)

vii)	Exploration and evaluation (“E&E”) assets

The Group also makes assumptions and estimates regarding the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount. Refer to note 4(j) for the accounting policy on E&E assets.

viii)	Site restoration provision

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

For judgement applied to:

●	determine functional currency of entities in the Group and the use of the interbank rate of exchange to translate RTGS$, refer to note 13,
●	impairments, refer to note 17 and 18, and
●	derivative financial instruments, refer to note 14.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. In addition, the accounting policies have been applied consistently by the Group.

a)	Basis of consolidation
i)	Subsidiaries and structured entities

Subsidiaries and certain structured entities (“subsidiaries”) are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

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

iv)	Transactions eliminated on consolidation

Intra-group balances and transactions arising from intra-group transactions are eliminated.

(b)	Revenue

Revenue from the sale of precious metals is recognised when the metal is accepted at the refinery (“Lodgment date”) by Fidelity Printers and Refiners Limited (“Fidelity”). Control is transferred and the receipt of proceeds is substantially assured at point of delivery. Revenue for each delivery is measured at the London Base Metal Association Tuesday PM price post-delivery less 1.25% and the quantities are determined on Lodgment date. On average settlement occurs within 14 days of delivery. 5% Royalties are payable on gold sales after the 1.25% discount to Fidelity.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(c)	Impairment
i)	Expected credit losses on financial assets

The Group applies the IFRS 9 simplified model and recognises lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed individually as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. The Group considers a trade receivable to be in default when the amount is 90 days past due from lodgement date. Failure to make payments within 90 days from lodgement date and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery. Trade and other receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery. Other receivables relate to VAT receivables that is not a financial asset.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(c)	Impairment (continued)

iii)	Impairment of Exploration and evaluation (“E&E”) assets

The test for impairment of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The CGU does, however, change once development activities have begun. There are specific impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are required in the event that the circumstances that resulted in impairment have changed.

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

●	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
●	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned in future.
●	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
●	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

(d)	Share-based payment transactions
i)	Equity-settled share-based payments to third parties, employees and directors

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

Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of equity-settled share-based payment transactions are disclosed in note 12.2.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(e)	Foreign currency
i)	Foreign operations

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(e)	Foreign currency (continued)
ii)	Foreign currency translation (continued)

In applying IAS 21, management determined that the US Dollars remained the primary currency in which the Group’s Zimbabwean entities operate, as:

●	the majority of revenue is received in US Dollars;
●	the gold price receivable was calculated in US Dollars;
●	the majority of costs are calculated by reference to the US Dollars if denominated in RTGS$ or is paid in US Dollars; and
●	Income tax liabilities calculated in RTGS$ are settled predominantly in US Dollars.

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

(f)	Finance income and finance cost

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

(g)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance cost.

(h)	Taxes
i)	Income tax

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(h)	Taxes (continued)

iii)	Deferred tax

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

(i)	Property, plant and equipment
i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, borrowing costs on qualifying assets, the costs of dismantling and removing the items and restoring the site on which they are located. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss. Refer to note 4(c)(ii) for the impairment of non-financial assets.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(i)	Property, plant and equipment (continued)

iii)	Depreciation

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

These factors include:

●	changes in mineral reserves and resources;
●	differences between actual commodity prices and commodity price assumptions;
●	unforeseen operational issues at mine sites; and
●	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

The estimated useful lives for the current and comparative years are as follows:

●	buildings 10 to 15 years (2021: 10 to 15 years; 2020: 10 to 15 years);
●	plant and equipment 10 years (2021: 10 years; 2020: 10 years);
●	fixtures and fittings including computers 4 to 10 years (2021: 4 to 10 years; 2020: 4 to 10 years);
●	motor vehicles 4 years (2021: 4 years; 2020: 4 years);
●	right of use assets 3 to 6 years (determined by lease term); and
●	mine development, infrastructure and other assets in production, units-of-production method.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(j)	Exploration and evaluation assets

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

Once the technical feasibility and commercial viability of extracting the mineral resource have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised, at their initial cost, until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified.

Exploration and evaluations assets are not depreciated.

(k)	Inventories

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

(l)	Financial instruments
i)	Financial assets

The Group had the following financial assets:

Financial assets at amortised cost

Financial assets at amortised cost comprise loans and receivables included in Trade and other receivables. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method, less any impairment losses. A trade receivable without a significant financing component is initially measured at the transaction price. Refer to note 4(c)(i) for the impairment of receivables. Finance income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest is immaterial.

The Group uses a simplified approach in accounting for trade receivables and records the loss allowance as lifetime expected credit losses. When measuring expected credit losses, the Group uses reasonable and supportable forward-looking information, which is based on the assumptions for the future movement of different economic drivers and how these drivers will affect each other.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(l)	Financial instruments (continued)
i)	Financial assets (continued)

Fair value through profit or loss

This category comprises the Gold ETF, Gold hedge and Put options. These instruments are carried in the consolidated statement of financial position at fair value with changes in fair value recognised in profit or loss as Fair value losses on derivative financial instruments. Transaction costs are recognised in profit or loss in the consolidated statement profit or loss and other comprehensive income immediately when incurred. The Group does not have any assets held for trading nor does it voluntarily classify any financial assets as being at fair value through profit or loss. Estimations made and further information is referred to in note 14.

ii)	Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit or loss

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. This category comprises the Gold loan and the Call options, estimations made and further information is referred to in note 14. All changes in the fair value of derivative instruments are accounted for in profit or loss.

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

iii)	Offsetting

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(iv)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(m)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

(n)	Provisions

A provision is a liability of uncertain timing and amount. A liability is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. The unwinding of the discount is recognised as a finance cost.

(o)	Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of these assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalised to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Future rehabilitation costs are discounted using a pre-tax risk-free rate that reflects the time-value of money. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision, except for changes in unwinding of finance cost that are recorded in profit or loss.

(p)	Leases

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(p)	Leases (continued)

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

(q)	Employee benefits
i)	Short-term employee benefits

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(r)	Assets held for sale

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

Once classified as held for sale property, plant and equipment are no longer depreciated.

(s)	Standards issued but not yet effective

The following standards, amendments to standards and interpretations to existing standards that impact the Group:

Standard/ Interpretation	Effective date and expected adoption date*
Classification of Liabilities as Current or Non-current – Amendments to IAS 1

The amendments, as issued in 2020, aim to clarify the requirement on determining whether a liability is current or non-current, and apply for annual reporting period beginning on or after January 1, 2023. However, the IASB has subsequently proposed future amendments to IAS 1 and deferred the effective date of the 2020 amendments to no earlier than January 1, 2024. Due to these ongoing developments, the Group is unable to determine the impact of these amendments on the consolidated financial statements in the period of initial application. The Group is closely monitoring the developments

January 1, 2024
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

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

January 1, 2023

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies (continued)

(s)	Standards issued but not yet (continued)

Standard/ Interpretation	Effective date and expected adoption date*
Definition of Accounting estimates – Amendments to IAS 8

The amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, whereas changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as the current period.

January 1, 2023
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

New standards, amendments to standards and interpretations adopted from 1 January 2022 had no significant effect on the Group’s accounting policies.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

5.	Bilboes

5.1	Tribute Arrangement and Mining Agreement

On July 21, 2022 Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) entered into a Tribute Arrangement, and related Mining Agreement with Bilboes Holdings (Private) Limited (“Bilboes Holdings”) to mine the oxide and transitional ore and will receive 100% of the revenue of the mining operations (“tribute agreement”). This tribute agreement is specific to the oxide and transitional ore mining operations of Bilboes Holdings which management estimates would result in the mining of 12,500-17,000 ounces of gold production in 2023 and 20 000 ounces of gold per annum thereafter for approximately 20 months. At the date of the tribute agreement Bilboes Holdings was on care and maintenance.

In terms of the tribute agreement, Bilboes Holdings granted CHZ the right to obtain a tribute over the oxide mining operations of Bilboes Holdings for the purpose of working the same and winning gold therefrom.

In terms of this right, CHZ shall operate the mine using a combination of Bilboes resources and their own, to develop and to extract ore and dispose of the products for CHZ’s account.

Subject to the stipulation in the tribute agreement, CHZ shall assume all responsibility in connection with the mining claims as if CHZ were the owner thereof. Bilboes Holdings shall remain the registered holder of the mining claims.

CHZ has the right to provide instructions over the scope of works for the oxide mining process in terms of the operational Plan and also has the right to terminate the tribute agreement. CHZ, therefore, has the ability to affect the variable returns of Bilboes Holdings and in essence to ensure its returns are in line with the expectation of recouping its “investment” (all funds provided) at a 25% internal rate of return.

CHZ has the ultimate decision making power and is deemed to control the oxide mine. On the effective date, August 1,2022, when the Ministry of Mines approval was received, control was obtained through contractual arrangement. The purchase price was zero, as there is no stated purchase.

The oxide mine does not have sufficient processes currently in place to govern the mining operations and will be reliant on CHZ to provide instructions on the mining operations to create the necessary outputs. The oxide mine was assessed as an asset acquisition and not a business combination in terms of IFRS 3 Business Combinations.

The directly attributable costs of bringing the oxide plant to the location and condition necessary for it to be capable of operating in the manner intended by CHZ was estimated at $872. Therefore, the property, plant and equipment was initially recognised and measured at $872 (refer to note 17) with a related payable recognised as this has not been paid by 31 December 2022 (refer to note 29).

CHZ paid for all Bilboes Holdings expenditure that was needed to be applied against its’ working capital liabilities of Bilboes Holdings in the period prior to the effective date of the tribute agreement. The above payments incurred will be set off against the consideration due under the Sale and Purchase Agreement described in note 5.2. A total amount of $877 was incurred for the above payment as at December 31, 2022 and included in Prepayments (refer to note 21).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

5.	Bilboes (continued)

5.1	Tribute Arrangement and Mining Agreement (continued)

As at December 31, 2022 a total amount of $830 for cost incurred by CHZ between the effective date ( August 1, 2022) and the commencement date of the oxide mining operations ( December 1, 2022) relating to administration and other general costs was included in Other expenses (refer to note 10). These costs were incurred to maintain the operational integrity of the oxide mine and do not relate to direct costs of bringing the oxide plant to the location and condition necessary for it to be capable of operating in the manner intended by CHZ. Included in Prepayments is an amount of $802 paid to suppliers after the commencement date of the oxide mining operations to re-start the oxide mining project (refer to note 21).

5.2	Acquisition of Bilboes Gold Limited (subsequent event)

Caledonia signed a conditional agreement (the “Sale and Purchase Agreement”) to purchase Bilboes Gold Limited (“Bilboes Gold”) on July 21, 2022. Bilboes Gold, through its subsidiary Bilboes Holdings, owns a high-grade gold deposit (“Bilboes Mine”) located in Zimbabwe. It was agreed that Caledonia would purchase Bilboes Gold Limited for a consideration to be settled by issue to the sellers of 5,123,044 new shares in Caledonia, comprising initial consideration shares, escrow consideration shares and deferred consideration shares (the latter being subject to adjustment in terms of a completion accounts mechanism (the “Completion Accounts”)). In addition to the shares, the agreement was also to grant a 1 percent net smelter royalty (“NSR”) on the Bilboes Mine’s revenues to one of the sellers Baker Steel Resources Trust Limited (“Baker Steel”), essentially instead of a number of shares that they would have been entitled to should they have agreed to accept all of their consideration in shares.

The acquisition of Bilboes Gold will be classified an asset acquisition and not a business combination in terms of IFRS 3 Business Combinations.

Upon completion of the transaction on January 6, 2023, the initial consideration shares were issued, in the amount of 4,425,797 common shares, to the three sellers of Bilboes Gold and the NSR agreement was signed. The value of the shares issued based on the last trading day's closing share price on NYSE American LLC before completion of US$12.82 per share resulted in a total value of the shares issued of $56.74 million on completion.

The escrow consideration shares consist of 441,095 common shares of Caledonia which will be issued to one of the sellers in settlement of a separate commercial arrangement between its subsidiary and the holding company of another seller, and upon receipt by the Company of a “share adjustment notice” instructing the issue of the shares. The share adjustment notice can only be issued once approval has been obtained from the Reserve Bank of Zimbabwe for such commercial arrangement. At the date these financial statements were signed no share adjustment notice had been issued. Once the share adjustment notice is received, Caledonia will allot and issue the escrow consideration shares as soon as reasonably practicable.

Deferred consideration shares consist of 256,152 common shares of Caledonia and will be issued to the sellers of Bilboes Gold within 5 business days of the date on which completion accounts are agreed at the issue price. The deferred consideration shares will be adjusted in accordance with any adjustments applied to take into account changes in the financial position of Bilboes Gold from signing the Sale and Purchase Agreement to completion. In the unlikely event that the consideration is increased, the total consideration shares are limited to a maximum of 5,497,293 shares.

If all of the deferred consideration shares are issued without adjustment, assuming that the escrow consideration shares are issued, the total value of the consideration shares at the date of completion would be US$65,677,424.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

5.	Bilboes (continued)

5.2	Acquisition of Bilboes Gold Limited (subsequent event) (continued)

The deferred consideration shares will be adjusted as the working capital was adjusted from July 21, 2022 and January 6, 2023 excluding costs to maintain the operational integrity of Bilboes, provided that the maximum aggregate number of consideration shares to be issued under the Sale and Purchase Agreement does not exceed 5,497,293 shares.

In terms of the Sale and Purchase Agreement, Caledonia may also elect to reduce the number of deferred consideration shares by the amount that is payable by Bilboes Gold in respect of a settled claim, defined in the Sale and Purchase Agreement as a claim against Bilboes Gold, which is agreed to be resolved by arbitration or unconditionally withdrawn or abandoned as agreed between Caledonia and Bilboes Gold.

No escrow considerations shares or deferred consideration shares were issued at the date of signing of these consolidated financial statements.

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

For the years ended December 31, 2022, 2021 and 2020

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
•

The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At December 31, 2022 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

	Shareholding	Effective interest & NCI recognised	NCI subject to facilitation loan	Balance of facilitation loan #
USD				December 31, 2022	December 31, 2021
NIEEF	16%	3.2%	12.8%	9,414	10,359
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	-*	-*	5,612	6,353
	36%	13.2%	12.8%	15,026	16,712

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2022	2021

Balance at January 1	16,712	19,175
Interest incurred	580	1,313
Dividends used to repay loan	(2,266)	(3,776)
Balance at December 31	15,026	16,712

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

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends. The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to the Community Trust will be unencumbered from date the loan was settled in full.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

7	Capital management

When managing capital, the Group’s objectives are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital (refer to note 24), reserves (refer to note 25), accumulated other comprehensive income, accumulated deficit, bank financing (refer to notes 23) and non-controlling interests (refer to note 27).

	2022	2021
Total equity	193,459	180,556

The Group’s primary objective regarding its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, provide returns for shareholders, accommodate any rehabilitation provisions and pursue growth opportunities. It assesses its short term needs and funds these by available cash, overdrafts and short to medium term loans. Capital requirements for future project are evaluated on a case-by-case basis. As at December 31, 2022, there has been no change with respect to the overall capital risk management strategy.

8	Revenue

	2022	2021	2020

Revenue	142,082	121,329	100,002
Revenue from silver sales	116	122	86
Revenue from gold sales	141,966	121,207	99,916

Total ounces gold sold	80,094	68,617	57,137
Net work in progress and refinery (oz)	681	(1,141)	762
Gold produced (oz)	80,775	67,476	57,899
Tonnes milled	752,033	665,628	597,962
Grade	3.56	3.36	3.21
Recovery	93.8	93.9	93.8

Realised gold price ($/oz)	1,772	1,766	1,749

9	Production costs

	2022	2021	2020

Salaries and wages*	23,037	20,609	16,122
Consumable materials – Operations*	23,601	17,375	14,938
Consumable materials – COVID-19	311	297	824
Electricity costs*	9,634	10,407	8,312
Safety	998	774	708
Cash-settled share-based expense (note 12.1(a))	853	692	634
On mine administration*	2,736	1,806	1,304
Security costs	1,093	826	496
Obsolete inventory (note 20)	563	36	-
Pre-feasibility exploration costs	172	304	373
	62,998	53,126	43,711

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

9	Production costs (continued)

* Gold work in progress included in the production cost amounts above were:

	2022	2021	2020

Salaries and wages	(151)	94	311
Consumable materials – Operations	(226)	87	580
Electricity costs	(43)	44	241
On mine administration	(26)	18	34
	(446)	243	1,166

The gold work in progress movement is negative in 2022 due to the high gold work in progress ounces at year end.

10	Other expenses

	2022	2021	2020

Intermediated Money Transaction Tax *	1,378	799	451
Solar evaluation cost	–	–	230
COVID-19 donations	–	74	1,322
Community and social responsibility cost	898	1,167	382
Impairment of property, plant and equipment - plant and equipment (note 17)	8,209	498	–
Impairment of exploration and evaluation assets – Connemara North and Glen Hume (note 18)	467	3,837	2,930
Expected credit losses on deferred consideration on the disposal of subsidiary	–	761	–
Bilboes pre-operational expenses (note 5)	830	–	–
	11,782	7,136	5,315
*

Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means, between two or more persons. The presidential announcement made on May 7, 2022 increased the IMTT charges on all domestic foreign currency transfers from 2% to 4%,

11	Administrative expenses

	2022	2021	2020

Investor relations	663	439	353
Audit fee	294	267	288
Advisory services fees	1,459	614	830
Listing fees	512	609	448
Directors fees – Company	569	527	323
Directors fees – Blanket	56	51	43
Employee costs	5,855	5,462	4,065
Other office administration cost	468	177	315
Information Technology and Communication cost	391	178	183
Management liability insurance	985	551	1,032
Travel costs	689	216	117
	11,941	9,091	7,997

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments

12.1	Cash-settled share-based payments

The Group has expensed the following cash-settled share-based expense arrangements for the twelve months ended December 31:

	Note	2022	2021	2020

Restricted Share Units and cash-settled Performance Units	12.1(a)	609	515	1,299
Caledonia Mining South Africa employee incentive scheme		–	(38)	114
		609	477	1,413

(a)	Restricted Share Units and cash-settled Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and cash-settled Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

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

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price, therefore increasing the liability. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2021: 93%-100%) average performance multiplier was used in calculating the estimated liability.

The liability as at December 31, 2022 amounted to $2,217 ( December 31, 2021: $3,027). Included in the liability as at December 31, 2022 is an amount of $853 (2021: $692, 2020: $634) that was expensed and classified as production costs; refer to note 9. During the period PUs to the gross value of $2,272 vested and $1,028 were settled in cash and $1,244 issued in share capital ($804 net value) (2021: $420 settled in cash, 2020: $216 issued as share capital).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)
(a)	Restricted Share Units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December 31:

	2022		2021
	RSUs	PUs	RSUs	PUs
Risk free rate	3.88%	3.88%	1.52%	1.52%
Fair value (USD)	12.52	12.42	12.06	11.63
Share price (USD)	12.40	12.42	11.71	11.71
Performance multiplier percentage	–	93-100%	–	93-100%
Volatility	1.29	0.91	1.20	1.06

Share units granted:	RSUs	PUs	RSUs	PUs
Grant - January 11, 2019	–	95,740	–	95,740
Grant - March 23, 2019	–	28,287	–	28,287
Grant - June 8, 2019	–	14,672	–	14,672
Grant - January 11, 2020	17,585	114,668	17,585	114,668
Grant - March 31, 2020	–	1,971	–	1,971
Grant - June 1, 2020	–	1,740	–	1,740
Grant - September 9, 2020	–	1,611	–	1,611
Grant - September 14, 2020	–	20,686	–	20,686
Grant - October 5, 2020	–	514	–	514
Grant - January 11, 2021	–	78,875	–	78,875
Grant -April 1, 2021	–	770	–	770
Grant - May 14, 2021	–	2,389	–	2,389
Grant - June 1, 2021	–	1,692	–	1,692
Grant - June 14, 2021	–	507	–	507
Grant - August 13, 2021	–	2,283	–	2,283
Grant - September 1, 2021	–	553	–	553
Grant - September 6, 2021	–	531	–	531
Grant - September 20, 2021	–	526	–	526
Grant - October 1, 2021	–	2,530	–	2,530
Grant - October 11, 2021	–	500	–	500
Grant - November 12, 2021	–	1,998	–	1,998
Grant - December 1, 2021	–	936	–	936
Grant - January 11, 2022	–	96,359	–	–
Grant - January 12, 2022	–	825	–	–
Grant - May 13, 2022	–	2,040	–	–
Grant - June 1, 2022	–	1,297	–	–
Grant - July 1, 2022	–	2,375	–	–
Grant - October 1, 2022	–	2,024	–	–
RSU dividends reinvested	1,980	–	1,066	–
Settlements/terminations	–	(254,491)	–	(30,600)
Total awards	19,565	224,408	18,651	343,379

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments (continued)

12.2	Equity-settled share-based payments

The Group has expensed the following equity-settled share-based expense arrangements for the twelve months ended December 31:

	Note	2022	2021	2020

EPUs	12.2(a)	417	–	–
Share option programs	12.2(b)	67	–	–
		484	–	–

(a)	EPUs

EPUs have a performance multiplier calculated on gold production, average normalised controllable cost per ounce of producing gold and a performance period of three years. The number of EPUs that vest as shares will be the EPUs granted multiplied by the performance multiplier percentage.

EPUs do not have rights to dividends.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date, thus one year.

The fair value of the EPUs at the grant date was based on the Black Scholes valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier percentage. At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the equity. The equity-settled share-based expense for EPUs as at December 31, 2022 amounted to $417 (2021: $Nil, 2020: $Nil).

The following assumptions were used in estimating the fair value of the equity-settled share-based payment liability on:

Grant date	January 24, 2022
Number of units – at granted and reporting date	130,380
Share price (USD) – at grant date	11.50
Fair value (USD) – at grant date	10.15
Performance multiplier percentage at December 31, 2022	100%

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

12	Share-based payments (continued)

12.2	Equity-settled share-based payments (continued)

(b)	Share option programs

The maximum term of the options under the OEICP is ten years. Equity-settled share-based payments under the OEICP will be settled by physical delivery of shares. Under the OEICP the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company. At December 31, 2022 the Company has 20,000 options outstanding granted to the employees of 3PPB Plc (providing US investor relations services to Caledonia), P Chidley and P Durham in equal units each.

The fair value of share-based payments noted above was estimated using the Black-Scholes valuation model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. The following assumptions were used in determining the fair value of the options on December 31, 2022:

Options granted	10,000	10,000
Grant date	February 27, 2018	September 30, 2022
Expiry date	August 25, 2024	September 30, 2029
Period option may be exercised from	February 27, 2018	September 30, 2025
Holding period on shares issued	None	First anniversary from issue date
Stock exchange	Toronto Stock Exchange	New York Stock Exchange
Exercise price	CAD 9.30	USD 9.49
Share price at grant date	CAD 9.30	USD 9.82
Risk-free interest rate	2.86%	4%
Expected stock price volatility (based on historical volatility)	32%	102%
Expected option life in years	3	3

The exercise price for the options granted on February 27, 2018 was determined as the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience.

The equity-settled share-based expense relating to the grants amounted to $67 (2021: $Nil, 2020: $Nil).

13	Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 684.33 RTGS$ to 1 US Dollar as at December 31, 2022 ( December 31, 2021: 108.67 RTGS$, December 31, 2020: 81.79 RTGS$). On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (“RTGS$”) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

13	Net foreign exchange gain (continued)

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax liabilities contributed the largest portion of the foreign exchange gain set out below.

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

In June 2021 the RBZ announced that companies that are listed on the Victoria Falls Stock Exchange (“VFEX”) will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021. In December 2021, Caledonia obtained a secondary listing on the VFEX and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. The CMCL listing on the VFEX enabled Blanket to realise 72.7% of its total revenue in US Dollars and the balance in RTGS$ during 2022. Effective from February 1, 2023 the RBZ cancelled the incremental export incentive and increased the standard export retention threshold from 60% to 75%. The allocation percentages remained in effect up to the date of approval of these financial statements.

The Company participated in the foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars up to June 15, 2021. The incremental credit export incentive scheme has been discontinued effective February 1, 2023.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss and other comprehensive income.

	2022	2021	2020

Unrealised foreign exchange gain	12,736	2,755	8,367
Realised foreign exchange loss	(8,325)	(1,571)	(4,062)
Net foreign exchange gain	4,411	1,184	4,305

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

14	Derivative financial instruments

The fair value of derivative financial instruments not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statements of profit or loss and other comprehensive income. Transaction costs are recognised in profit or loss as incurred.

Net derivative financial instrument expenses		2022	2021	2020

Put options	14.1(a)	38	–	–
Gold loan	14.2(a)	(228)	21	–
Call options (December 13, 2021)	14.2(a)	(240)	–	–
Cap and collar options and Call options	14.2(b)	832	114	–
Call options transaction costs (March 9, 2022)	14.2(b)	796	–	–
Gold exchange-traded fund ("Gold ETF")		–	105	164
Gold hedge		–	–	102
		1,198	240	266

Cash flows arising from investing activities		2022	2021	2020

Acquisition of Put options	14.1(a)	478	–	–
		478	–	–

Cash flows arising from financing activities		2022	2021	2020

Gold loan (repayment) proceeds	14.2(a)	(3,698)	2,752	–
Call options (December 13, 2021) proceeds	14.2(a)	–	208	–
Call options (March 9, 2022) acquisition	14.2(b)	(176)	–	–
Call options (March 9, 2022) proceeds	14.2(b)	416	–	–
Gold ETF proceeds (acquisition)		–	1,066	(1,058)
		(3,458)	4,026	(1,058)

14.1	Derivative financial assets

	2022	2021

Put options	440	–
	440	–

(a)	Put options

On December 22, 2022 the Company purchased put options from Auramet to hedge 16,672 ounces of gold from February 2023 to May 2023 at a strike price of $1,750. These options were purchased to protect the Company against gold prices below $1,750 for the quantity of ounces hedged. The Put options were classified as level 1 in the fair value hierarchy.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

14	Derivative financial instruments (continued)

14.2	Derivative financial liabilities

		2022	2021

Gold loan	14.2(a)	–	2,866
Call options (December 13, 2021)	14.2(a)	–	229
Cap and collar options and Call options	14.2(b)	–	–
		–	3,095

(a)	Gold loan and Call options

On December 13, 2021 the Company entered into two separate gold loan and option agreements with Auramet International LLC (“Auramet”).

In terms of the agreements the Group:

●	received $3 million less transaction costs from Auramet at inception of the Gold loan agreement;
●	is required to make two deliveries of 925 ounces each on May 31, 2022 and June 30, 2022 in repayment of the Gold loan or pay the equivalent in cash; and
●	granted Call options on 6,000 ounces to Auramet with a strike price of $2,000 per ounce, expiring monthly in equal monthly tranches from June 30, 2022 to November 30, 2022.

Accounting for the Gold loan and the Call options transactions:

●	At inception the fair value of the Gold loan was calculated at the amount received less the fair value of the Call options.
●	As at March 31, 2022 the fair value of the gold loan was calculated by discounting the fair value of the gold deliveries at a forward rate of $1,833 due by a market related discount rate.
●	At inception and at March 31, 2022 the Call options were valued at the quoted prices available from the CME Group Inc. at each respective date.
●	Differences in the fair values were accounted for as Fair value losses on derivative financial instruments in the consolidated statement of profit or loss and other comprehensive income.
●	The Call options were classified as level 1 in the fair value hierarchy and the Gold loan as level 2.
●	Derivative liabilities are not designated as hedging instruments.

(a)	Gold loan and Call options (continued)

Proceeds received under the Gold loan and Call options agreements were allocated as follows:

December 13, 2021
Net proceeds received	2,960
Fair value of Call options	208
Fair value of Gold loan	2,752

The Gold loan was settled in full on June 30, 2022. The Call options expired on October 31, 2022 and November 30, 2022.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

14	Derivative financial instruments (continued)

14.2	Derivative financial liabilities (continued)

(b)	Cap and collar options and Call options

On February 17, 2022 the Company entered into a zero cost contract to hedge 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract had a cap of $1,940 and a collar of $1,825 over 4,000 ounces of gold per month that expired at the end of each month over the 5-month period.

On March 9, 2022 in response to a very volatile gold price the Company purchased a matching quantity of Call options at a strike price above the cap at a total cost of $796 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price.

In April, 2022 Auramet and the Company each purchased matching quantities of Call options at a net settlement cost to the Company of $176 over 2,400 ounces of gold per month at strike prices of $1,886 and $1,959.50 respectively. These options were purchased to hedge against a short term increase in the gold price for the last week of April 2022. At year end these options expired.

15	Finance income and finance cost

	2022	2021	2020

Finance income received – Bank	17	14	62

Finance cost – Term loan	–	56	386
Finance cost – Capitalised to property, plant and equipment (note 17)	–	(17)	(53)
Unwinding of rehabilitation provision (note 28)	132	–	2
Finance cost – Leases (note 19)	31	24	15
Finance cost – Overdraft	192	86	17
ZESA interest *	–	226	–
Finance cost – Loan notes payable (note 30)	302	–	–
	657	375	367

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

Cash – Finance income	17	14	62

Cash – Finance cost	(192)	(388)	(405)
Non-cash – Finance cost	(465)	13	38
	657	375	367

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

16	Tax expense

	2022	2021	2020
Tax recognised in profit or loss

Current tax	9,932	9,051	9,492
Income tax - current year	8,707	8,769	8,969
Income tax - change in tax estimates	(46)	(168)	(54)
Withholding tax - current year	1,271	450	577

Deferred tax expense	6,838	5,806	5,681
Origination and reversal of temporary differences	6,838	5,806	5,681

Tax expense – recognised in profit or loss	16,770	14,857	15,173

Tax recognised in other comprehensive income
Income tax - current year	-	-	-

Tax expense	16,770	14,857	15,173

Unrecognised deferred tax assets

	2022	2021	2020

Caledonia Holdings Zimbabwe (Private) Limited	1,800	1,800	593
Greenstone Management Services Holdings Limited	691	516	376
Tax losses carried forward	2,491	2,316	969

Taxable losses do not expire for the entities incurring taxable losses within the Group, unless the entities cease trading. Income tax losses carried forward relate to Caledonia Holdings Zimbabwe (Private) Limited and Capital losses relate to Greenstone Management Services Holdings Limited (UK). Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

Tax paid	2022	2021	2020

Net income tax payable at January 1	(1,461)	(419)	(163)
Current tax expense	(9,932)	(9,051)	(9,492)
Foreign currency movement	3,244	583	2,580
Tax paid	6,866	7,426	6,656
Net income tax payable at December 31	(1,284)	(1,461)	(419)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

16	Tax expense (continued)

Reconciliation of tax rate	2022	2021	2020

Profit for the year	22,866	23,142	25,257
Total tax expense	16,770	14,857	15,173
Profit before tax	39,636	37,999	40,430

Income tax at Company's domestic tax rate (1)	-	-	-
Tax rate blended in foreign jurisdictions (2)	12,600	11,847	12,405
Effect of income tax calculated in RTGS$ as required by PN26 (3)	713	590	2,004
Management fee – withholding tax on deemed dividend portion	247	342	209
Management fee – non-deductible deemed dividend	735	611	570
Management fee – withholding tax - current year	174	148	123
Withholding tax on intercompany dividends	850	-	245
Non-deductible expenditure
- CSR donations	269	311	107
- Other non-deductible expenditure	656	30	57
- IMTT (4)	398	(200)	120
Credit export incentive income exemption	-	-	(598)
Change in income tax rate (5)	(8)	-	(287)
Change in tax estimates
- Zimbabwean income tax	-	(166)	-
- South African income tax	(38)	(2)	(54)
Change in unrecognised deferred tax losses	174	1,346	272
Tax expense - recognised in profit or loss	16,770	14,857	15,173

(1)	The tax rate in Jersey, Channel Islands is 0% (2021: 0%, 2020: 0%).
(2)

The effective tax rate of 35.36% (2021: 39.10%) exceeds the statutory tax rates of subsidiaries of the Company, as certain expenditures are incurred by the Company that is not tax-deductible against taxable income in Zimbabwe and South Africa, where the enacted tax rates are 24.72% (2021: 24.72%, 2020: 25.75%) and 28.00% (2021: 28.00%, 2020: 28.00%) respectively. Further, Zimbabwean legislation requires the Blanket income taxation calculation to be performed in RTGS$ whereas the functional currency in which the profit before tax is calculated in these consolidated financial statements is in US Dollar; the requirement is further described in point 3 below.

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

(4)	The presidential announcement made on May 7, 2022 to increase the IMTT charges on all domestic foreign currency transfers from 2% to 4%.
(5)

The South African Government announced in the 2021 National Budget Statement that the income tax rate will be reduced from 28.00% to 27.00% and will take effect for the years of assessment ending on March 31, 2023. This resulted in a change in estimate on the deferred tax asset calculation.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

16	Tax expense (continued)

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2022	2021	2022	2021	2022	2021
Property, plant and equipment	-	-	(6,323)	(9,328)	(6,323)	(9,328)
Exploration and evaluation assets	-	-	(2)	-	(2)	-
Allowance for obsolete stock	(163)	-	-	(47)	(163)	(47)
Prepayments	-	3	(5)	-	(5)	3
Unrealised foreign exchange	733	-	-	(10)	733	(10)
Trade and other payables	814	499	-	-	814	499
Cash-settled share-based payments	-	989	-	-	-	989
Provisions	25	-	-	-	25	-
Other	-	54	-	-	-	54
Tax assets/ (liabilities)	1,409	1,545	(6,330)	(9,385)	*(4,921)	*(7,840)

*

The net deferred tax liability consists of a deferred tax asset of $202 (2021: $194) from the South African operation and a net deferred tax liability of $5,123 (2021: $8,034) due to the Blanket Mine operation. The amounts are in different tax jurisdictions and cannot be offset. The amounts are presented as part of Non-current assets and Non-current liabilities in the Statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2022	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2022
Property, plant and equipment	(9,328)	(8,560)	11,565	(6,323)
Exploration and evaluation assets	(47)	10	35	(2)
Allowance for obsolete stock	3	(295)	129	(163)
Prepayments	(10)	4	1	(5)
Unrealised foreign exchange	499	1,179	(945)	733
Trade and other payables	989	794	(969)	814
Provisions	54	30	(59)	25
Tax (liabilities)/ assets	(7,840)	(6,838)	9,757	(4,921)

	Balance January 1, 2021	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2021
Property, plant and equipment	(5,380)	(6,439)	2,491	(9,328)
Exploration and evaluation assets	(29)	(31)	13	(47)
Allowance for obsolete stock	13	3	(13)	3
Prepayments	(3)	(8)	1	(10)
Unrealised foreign exchange	530	344	(375)	499
Trade and other payables	639	235	115	989
Cash-settled share-based payments	8	(8)	-	-
Provisions	60	123	(129)	54
Other	15	(25)	10	-
Tax (liabilities)/ assets	(4,147)	(5,806)	2,103	(7,840)

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

17	Property, plant and equipment

Cost	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant&	Total

Balance at January 1, 2021	11,315	442	23,983	84,856	40,644	1,235	2,995	392	165,862
Additions*	–	528	678	24,851	3,531	134	176	1,581	31,479
Impairments@	–	–	–	(65)	(1,565)	–	–	–	(1,630)
Derecognised plant and equipment	–	(402)	–	–	–	–	–	–	(402)
Reallocations between asset classes #	3,120	–	49,253	(74,166)	21,785	8	–	–	–
Foreign exchange movement	–	(25)	–	–	(76)	(35)	(2)	(33)	(171)
Balance at December 31, 2021	14,435	543	73,914	35,476	64,319	1,342	3,169	1,940	195,138

Balance at January 1, 2022	14,435	543	73,914	35,476	64,319	1,342	3,169	1,940	195,138
Additions	–	–	–	31,711	3,049	243	147	12,198	47,348
Impairments@	–	–	(8,518)	–	(998)	–	–	–	(9,516)
Reallocations between asset classes	759	–	15,886	(20,734)	4,089	–	–	–	–
Acquisition of Bilboes oxide assets (Tribute)	–	–	872	–	–	–	–	–	872
Foreign exchange movement	–	(18)	–	–	26	(22)	(2)	–	(16)
Balance at December 31, 2022	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826

*	Included in additions is the change in estimate for the decommissioning asset of ($468) (2021: ($408)), refer to note 28.
@

Included in the 2022 impairments are development asset costs of $8,518 that predominantly relates to prospective areas above 750 meters at Blanket which are not included in the LoMP. Also included in the 2022 impairments are generator cost of $791 and loader bottom decks at a cost of $101, these assets were no longer in working conditions. Included in the 2021 impairments are gensets cost of $1,001 and guide ropes cost of $310 that were no longer in working condition. The carrying amount for these impaired assets were impaired to $Nil.

#

Included in the reallocation between asset classes is an amount of $18,509 for the Central Shaft that was reallocated from CWIP (Mine development, infrastructure and other) to Plant and equipment at the time of the commissioning of the Central Shaft.

&

The solar plant was fully commissioned on February 2, 2023 and the sale agreement between Caledonia Mining Corporation Plc and Caledonia Mining Services (Private) Limited was concluded for the sale of the solar plant.  Depreciation on the solar plant started on February 2, 2023 and the power purchase agreement, between Caledonia Mining Services (Private) Limited and Blanket Mine, became effective. In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (PvT) Ltd (which owns the solar plant) to issue loan note instruments (“bonds”) up to a value of $12,000. The decision was taken in order to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company and post December 31, 2022 $4.5 million was issued to Zimbabwean registered commercial entities.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

17	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2021	6,233	213	6,443	530	22,685	849	2,430	–	39,383
Depreciation for the year	1,102	115	2,467	70	3,953	136	203	–	8,046
Derecognition	–	(230)	–	–	–	–	–	–	(230)
Accumulated depreciation for impairments	–	–	–	–	(1,133)	–	–	–	(1,133)
Foreign exchange movement	–	(1)	–	–	–	(27)	(2)	–	(30)
Balance at December 31, 2021	7,335	97	8,910	600	25,505	958	2,631	–	46,036

Balance at January 1, 2022	7,335	97	8,910	600	25,505	958	2,631	–	46,036
Depreciation for the year	1,015	137	3,990	93	4,527	163	216	–	10,141
Accumulated depreciation for impairments	–	–	(532)	–	(775)	–	–	–	(1,307)
Foreign exchange movement	–	(4)	–	–	–	(21)	(2)	–	(27)
Balance at December 31, 2022	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843

Carrying amounts
At December 31, 2021	7,100	446	65,004	34,876	38,814	384	538	1,940	149,102
At December 31, 2022	6,844	295	69,786	45,760	41,228	463	469	14,138	178,983

*	Accumulated depreciation and depreciation under Assets under construction and decommissioning assets include depreciation on decommissioning assets.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

17	Property, plant and equipment (continued)

Economic recovery

Items of property, plant and equipment are depreciated over the LoMP, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2022. The cut-off grade is 2.10 g/t (2021: 2.10 g/t) while the recovered grade has ranged from 3.38 g/t to 3.36 g/t over the period. All-in-sustaining-cost# has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

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

Non-cash items excluded from acquisition of Property, plant and equipment:

	2022	2021

Net Property, plant and equipment included in Prepayments	(4,445)	893
Net Property, plant and equipment included in Trade and other payables	(1,876)	50
Bilboes oxide project payable (note 29)	(872)	-
Change in estimate - adjustment capitalised in Property, plant and equipment (note 28)	468	408
Acquisition - Maligreen included in Provisions (note 28)	-	(135)
Additions to right of use assets (note 19)	-	(528)
Derecognition of right of use assets (note 19)	-	172
Finance cost – Capitalised to property, plant and equipment (note 15)	-	(17)
Total non-cash items excluded from acquisition of Property, plant and equipment	(6,725)	843

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

18	Exploration and evaluation assets

	Motapa	Maligreen	Connemara North	Glen Hume	GG	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2021	–	–	300	2,661	3,523	284	–	–	6,768
Acquisition costs:
- Mining claims acquired	–	4,000	–	–	–	–	–	–	4,000
Decommissioning asset acquired	–	135	–	–	–	–	–	–	135
Exploration costs:
- Consumables and drilling	–	14	71	1,074	16	–	12	31	1,218
- Contractor	–	–	51	42	–	–	–	24	117
- Labour	–	47	41	60	46	–	4	10	208
- Power	–	–	–	–	33	6	–	–	39
Impairment *	–	–	–	(3,837)	–	–	–	–	(3,837)
Balance at December 31, 2021	–	4,196	463	–	3,618	290	16	65	8,648

Balance at January 1, 2022	–	4,196	463	–	3,618	290	16	65	8,648
Acquisition costs:
- Mining claims acquired	7,844	–	–	–	–	–	–	–	7,844
Exploration costs:
- Consumables and drilling	–	1,170	–	–	36	–	–	–	1,206
- Contractor	–	–	4	–	–	–	–	–	4
- Labour	–	260	–	–	37	–	11	–	308
- Power	–	–	–	–	32	4	–	–	36
Impairment *	–	–	(467)	–	–	–	–	–	(467)
Balance at December 31, 2022	7,844	5,626	–	–	3,723	294	27	65	17,579

*

Caledonia has completed sufficient work to establish that the potential orebody at the Glen Hume and Connemara North properties will not meet Caledonia’s requirements in terms of size, grade and width.  Accordingly, Caledonia will not exercise the option to acquire these properties.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

18	Exploration and evaluation assets (continued)

(a)	Motapa

On November 1, 2022 Caledonia entered into a Share Purchase Agreement with Bulawayo Mining Company Limited (“Bulawayo Mining”) to acquire all the shares of Motapa Mining Company UK Limited (“Motapa”), along with its wholly owned subsidiary Arraskar Investments (Private) Limited (“Arraskar”).

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to the Bilboes gold project.

The Motapa asset has been mined throughout most of the second half of the 20th century, Caledonia understands that during this period the region produced as much as 300,000oz of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team to understand the prospectivity of the region.

The acquisition was accounted for as an asset acquisition as the net assets acquired do not meet the definition of a business. The purchase price of the net assets acquired was allocated to Exploration and evaluation assets based on management’s estimation of the fair value at acquisition.

The initial purchase price of $1 million was paid on November 1, 2022. Stamp duties of $41 were paid on November 9, 2022. There were no liabilities assumed with the acquisition of Motapa and Arraskar. The remainder of the purchase price is to be settled by way of loan notes (refer to note 30).

(b)	Maligreen

On November 3, 2021 the mining claims had been transferred to Caledonia over the Maligreen project (“Maligreen”), a property situated in the Gweru mining district in the Zimbabwe Midlands, for a total cash consideration of US$4 million. The property is estimated to contain a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold.

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

On November 7, 2022 the Company published an announcement and an updated technical report on SEDAR updating the estimated mineral resources at Maligreen. The report has an effective date of September 30, 2022 and estimates measured and indicated mineral resources of 8.03 million tonnes at a grade of 1.71g/t containing approximately 442,000 ounces of gold and inferred mineral resources of 6.17 million tonnes at a grade of 2.12g/t containing approximately 420,000 ounces of gold. The upgrade to the mineral resources at Maligreen improves the geological confidence of approximately half the mineral resources from inferred to measured and indicated mineral resources from the previous mineral resources statement. .

Since Caledonia acquired the Maligreen claims in  November 2021 it has been focused on reviewing the geological work conducted at the property with a view to upgrading the Mineral Resources in 2022.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

18	Exploration and evaluation assets (continued)

(c)	Connemara North

On December 16, 2020 the Company concluded an option agreement (“Connemara North option”) with the representatives of Connemara North to purchase the claims over the Connemara North mining properties situated in Gweru, Zimbabwe. The exercise of the option was exercisable at the discretion of the Company until May 16, 2022.

An amount of $300 was paid for the Connemara North option.

The Connemara North option gave the Company the right to carry out legal due diligence and conduct drilling and/or other exploratory work over a period of 18 months from the conclusion date to understand the resource body.

After concluding drilling and exploration to the value of $0.5 million the Company decided not to exercise the option over the Connemara North option as the results of the exploration work indicated that the property does not meet Caledonia’s strategic objectives. This gave rise to an impairment of $0.5 million. No further costs or impairments in respect of Connemara North option are anticipated.

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

19	Leases

Leases as lessee

The Group leases administrative offices. The leases, which the Group normally enters into, typically run for a period of 3 to 6 years, with an option to renew the lease after that date. The two leases for the administrative offices expire in 2024 and 2025.

Information about leases for which the Group is a lessee is presented below.

i)	Amounts recognised in the statement of financial position

Right of use assets

Right of use assets related to leased properties are presented as part of property, plant and equipment (refer note 17).

	2022	2021

Balance at January 1	446	229
Depreciation	(137)	(115)
Additions to right of use assets	-	528
Derecognition of right of use assets	-	(172)
Foreign currency movement	(14)	(24)
Balance at December 31	295	446

Lease liabilities

	2022	2021

Balance at January 1	465	239
Additions to lease liability	-	527
Finance cost	31	24
Lease payments	(150)	(129)
Foreign currency movement	(33)	(23)
Derecognition of lease liability	-	(173)
Balance at December 31	313	465

ii)	Amounts recognised in profit or loss

	2022	2021	2020

Finance cost on lease liabilities (note 15)	31	24	15
Unrealised foreign exchange gain (loss)	19	1	(2)
Depreciation (note 17)	137	115	99
	187	140	112

iii)	Amounts recognised in statement of cash flows

	2022	2021	2020

Total cash outflow for leases - total payment	150	129	118
Total cash outflow for leases - finance cost	(31)	(24)	(15)
Total cash outflow for leases - principal	119	105	103

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

19	Leases (continued)

iv)	Maturity of lease liabilities

The maturity of lease liabilities are as follows as at December 31:

	2022	2021

Less than one year	152	158
One to two years	150	165
Two to three years	40	163
Three to four years	–	46
Total lease payments	342	532
Finance cost	(29)	(67)
Present value of lease liabilities	313	465

20	Inventories

	2022	2021

Consumable stores	19,155	21,516
Gold in progress and Ore stock-pile	689	243
Provision for obsolete stock	(1,510)	(947)
	18,334	20,812

Write-down of inventories amounted to $563 (2021: $Nil) largely on decommissioned drill rig and related spares. These were recognised as expenses and included as Production costs in the statement of profit or loss and other comprehensive income.

21	Prepayments

	2022	2021

Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	254	1,552
Blanket Mine third party suppliers	1,494	1,766
Bilboes third party suppliers (note 5)	802	–
Solar prepayments	104	2,951
Bilboes pre-effective date costs (note 5)	877	–
Other prepayments	162	661
	3,693	6,930

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

22	Trade and other receivables

	2022	2021

Bullion sales receivable	7,383	4,528
VAT receivables	1,001	3,162
Solar - VAT and duty receivables	720	–
Deposits for stores, equipment and other receivables	81	248
	9,185	7,938

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature, settled within 14 days of delivery. No provision for expected credit losses was recognised in the current or prior year. Up to the date of approval of these financial statements all scheduled payments have been received.

23	Cash and cash equivalents

	2022	2021

Bank balances	4,737	17,152
Restricted cash *	1,998	–
Cash and cash equivalents	6,735	17,152
Bank overdrafts used for cash management purposes	(5,239)	(887)
Net cash and cash equivalents	1,496	16,265

*

Cash of $998 (denominated in RTGS$) held by Blanket Mine was earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on September 15, 2022 and settled on January 10, 2023. The cash on maturity will be transferred to CMSA’s bank account, denominated in South African Rands.

Caledonia retains at least $1 million as penalty sum, in a bank account for so long as amounts remain outstanding on the loan notes payable. Refer to notes 30 for more information.

Overdraft facilities	Date drawn	Expiry	Repayment terms	Principal value	Interest rate
Stanbic Bank - RTGS$ denomination	September 2021	February 2024	On demand	300,000,000	210%
Stanbic Bank - USD denomination	December 2021	February 2024	On demand	1,000,000	10%
CABS Bank of Zimbabwe - USD denomination	April 2022	November 2023	On demand	2,000,000	*12.33%
Ecobank - USD denomination	November 2022	October 2023	On demand	5,000,000	6.5%

*	Interest charges on this facility is as a rate of the 3 month Secured Overnight Funding Rates (“SOFR”) plus a margin of 7.75% per annum. The SOFR as at December 31, 2022 was 4.58%.

Subsequent to year end the Stanbic Bank Zimbabwe $1 million increased to $4 million and the Ecobank facility increased to $7 million both on the same terms as in the table above. Nedbank Zimbabwe extended an unsecured $7 million overdraft facility to Blanket in 2023. Before approval of these consolidated financial statements $4.5 million of bonds were issued.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

24	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount

January 1, 2021	12,118,823	74,696
Shares issued:
- options exercised	18,000	165
- equity raise*	619,783	7,806
December 31, 2021	12,756,606	82,667
Shares issued:
- share-based payment - employees (note 12.1(a))	76,520	804
December 31, 2022	12,833,126	83,471

*	Gross proceeds of $7,834 with a transaction cost of $28 were raised by issuing depository receipts on the VFEX in December 2021, resulting in a net amount of $7,806.

25	Reserves

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

Reserves

	2022	2021

Foreign currency translation reserve	(9,787)	(9,325)
Contributed surplus	132,591	132,591
Equity-settled share-based payment reserve	14,997	14,513
Total	137,801	137,779

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

26	Earnings per share

Weighted average number of shares – Basic earnings per share
(in number of shares)	2022	2021	2020

Issued shares at the beginning of year (note 24)	12,756,606	12,118,823	10,763,041
Weighted average shares issued	74,214	51,462	940,489
Weighted average (basic) at December 31	12,830,820	12,170,285	11,703,530

Weighted average number of shares - Diluted earnings per share
(in number of shares)	2022	2021	2020

Weighted average (basic) at December 31	12,830,820	12,170,285	11,703,530
Effect of dilutive options	6,482	6,933	13,173
Weighted average number of shares (diluted) at December 31	12,837,302	12,177,218	11,716,703

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 13,518 (2021: 18,842, 2020: 14,827) were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to Nil (2021: Nil, 2020: Nil) options.

The calculation of total basic and diluted earnings per share for the year ended December 31, 2022 was based on the adjusted profit attributable to shareholders as follows:

	2022	2021	2020

Profit for the year attributable to owners of the Company (basic and diluted)	17,903	18,405	20,780
Blanket Mine Employee Trust Adjustment	(517)	(326)	(485)
Profit attributable to ordinary shareholders (basic and diluted)	17,386	18,079	20,295
Basic earnings per share - $	1.36	1.49	1.73
Diluted earnings per share - $	1.35	1.48	1.73

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

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

27	Non-controlling interests

Blanket Mine’s (incorporated in Zimbabwe) NCI share recognised at an effective share and voting rights of 13.2% (2021: 13.2%, 2020: 13.2%)

	2022	2021	2020

Current assets	30,397	33,634	24,864
Non-current assets	172,611	154,003	133,908
Current liabilities	(9,583)	(17,261)	(7,339)
Non-current liabilities	(8,062)	(11,535)	(8,065)
Net assets of Blanket Mine (100%)	185,364	158,841	143,368

Carrying amount of NCI of 13.2% (2021: 13.2%, 2020: 13.2%)	22,409	19,260	16,524

Revenue	142,082	121,329	100,002
Profit after tax	38,389	35,911	33,361
Total comprehensive income of Blanket Mine (100%)	38,389	35,911	33,361

Profit allocated to NCI of 13.2% (2021: 13.2%, 2020: 13.2%)	4,963	4,737	4,477
Dividend allocated to NCI of 13.2% (2021: 13.2%, 2020: 13.2%)	(1,814)	(2,001)	(655)

Net cash inflow from operating activities	50,048	41,489	36,122
Net cash outflow from investing activities	(37,798)	(29,850)	(26,179)
Net cash outflow from financing activities	(16,506)	(12,817)	(9,896)
Net cash (outflow) inflow	(4,256)	(1,178)	47

28	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. The costs of site restoration at Blanket Mine are discounted based on the estimated life of mine. Site restoration costs at Blanket Mine are capitalised to mineral properties on initial recognition and depreciated systematically over the estimated life of the mine.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

28	Provisions (continued)

Reconciliation of site restoration provision	2022	2021

Balance January 1	3,294	3,567
Unwinding of discount	132	–
Change in estimate - adjustment capitalised in Property, plant and equipment	(468)	(408)
Acquisition - Maligreen	–	135
Balance December 31	2,958	3,294

Current	–	–
Non-current	2,958	3,294

The discount rates currently applied in calculating the present value of the Blanket Mine provision is 4.14% (2021: 1.94%) sourced from the U.S. Department of Treasury, based on a risk-free rate and cash flows estimated at an average 2.40% U.S. inflation (2021: 2.26%). The gross rehabilitation costs, before discounting, amounted to $3,137 (2021: $3,087) for Blanket Mine as at December 31, 2022.

29	Trade and other payables

	2022	2021

Trade payables and accruals	3,502	2,503
Electricity accrual	2,386	888
Audit fee	284	260
Dividends due	1,883	–
Solar plant supplier accrual	1,852	–
Bilboes oxide project payable (note 5)*	872	–
Other payables	651	749
Financial liabilities	11,430	4,400

Production and management bonus accrual - Blanket Mine	287	899
Other employee benefits	982	657
Leave pay	2,462	2,410
Bonus provision	1,025	645
Accruals	1,268	946
Non-financial liabilities	6,024	5,557
Total	17,454	9,957
*	On August 1, 2022, the purchase price to acquire the Bilboes oxide project represented the cost to repair the plant and equipment of the oxide project and restart the oxides mining process.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

30	Loan notes payable

On November 1, 2022 Caledonia, in connection with the Share Purchase Agreement, entered into a Loan notes Instrument agreement (“loan notes” or “notes”) with Bulawayo Mining to acquire all the shares of Motapa, along with its wholly owned subsidiary Arraskar. The acquisition was assessed as an E&E asset acquisition. The purchased shares are with full title guarantee and free from all Encumbrances, together with all rights attached or accruing to them. The loan notes certificate was also issued by Caledonia on November 1, 2022.

The aggregate principal amount of the loan notes is limited to US$7.25 million. Interest on the loan notes is compounded monthly at an interest rate of 13% per annum. Interest shall be payable on the principal amount of the loan notes outstanding from time to time from the issue date of the loan notes until the date of redemption of the loan notes at the interest rate.

The loan notes will be payable on the following maturity dates:

●	$5 million notes to be payable, March 31, 2023 and,
●	in respect of the remaining $2.25 million notes to be issued, June 30, 2023 or,
●	in each case, such later date as may be agreed, in writing, between the Caledonia and each of the noteholders.

Caledonia shall pay accrued interest in cash, in arrear to Bulawayo Mining on the relevant maturity date.

All notes repaid by Caledonia shall be automatically and immediately cancelled and shall not be reissued.

If Caledonia fails to pay Bulawayo Mining any principal amount or any interest due on the notes on the date on which such amount becomes due and payable, Caledonia shall pay default interest at a rate of 10% per annum on such overdue amount from the date of such failure up to the date of actual payment (after as well as before judgment), calculated and accruing on a daily basis for so long as the amount remains unpaid.

Caledonia shall retain at least $1 million as the penalty sum, in a bank account held in its name in Jersey for so long as any amounts remain outstanding on the notes. No default interest shall be payable on the penalty sum.

Greenstone Management Services Holdings Limited (UK) (“GMS UK”), Caledonia’s subsidiary, shall guarantee Caledonia’s obligations. GMS UK unconditionally and irrevocably guarantees to each of the noteholders from time to time that if, for any reason whatsoever, the aggregate outstanding principal amount of its notes (or any part of it) together with all outstanding accrued interest thereon is not paid in full by Caledonia on the due date it shall, on demand in writing by such noteholder, pay such sum as shall be equal to the amount in respect of which such default has been made, provided that GMS UK’s maximum aggregate liability shall not exceed an amount equal to the aggregate outstanding principal amount of its notes in issue at any time and all outstanding accrued interest (including such penalty sum, if any) thereon due to such noteholder. Payment by GMS UK to any noteholder made in accordance with the above shall be deemed a valid payment for all purposes. GMS UK shall be liable under this guarantee as if it were a principal and independent debtor and accordingly it shall not have, as regards the loan notes, any of the rights or defences of a surety as against the noteholders.

According to management’s best estimate, the value on initial recognition and subsequent measurement of the financial guarantee contract deemed to be not significant and zero. This is supported by management estimating the risk being very low for Caledonia not fulling to pay the notes due on the respective maturity dates.

The fair value of the loan notes payable at inception, November 1, 2022, was measured at $6,802. The effective interest rate on the loan notes were estimated to be 12.75% per annum. The loan notes were subsequently measured at amortised cost.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

30	Loan notes payable (continued)

A summary of the loan notes payable is as follows:

Fair value November 1, 2022	6,802
Finance cost	302
Balance December 31, 2022	7,104

Refer to note 18 for more information on the exploration and evaluation asset acquired.

31	Cash flow information

Non-cash items and information presented separately on the Statements of cash flows statement:

	2022	2021	2020

Operating profit	40,276	38,360	40,735
Adjustments for:
Impairment of property, plant and equipment (note 17)	8,209	497	–
Impairment of exploration and evaluation assets (note 18)	467	3,837	2,930
Unrealised foreign exchange gains (note 13)	(12,736)	(2,754)	(8,367)
Cash-settled share-based expense (note 12.1)	609	477	1,413
Cash-settled share-based expense included in production costs (note 9)	853	692	634
Cash portion of cash-settled share-based expense (note 12.1)	(1,468)	(420)	(1)
Equity-settled share-based expense (note 12.2)	484	–	–
Depreciation (note 17)	10,141	8,046	4,628
Fair value loss on derivative instruments (note 14)	401	240	266
Write down of inventory (note 9)	563	–	–
Derecognition of property, plant and equipment	–	(38)	182
Expected credit losses on deferred consideration on the disposal of subsidiary	–	761	–
Cash generated from operations before working capital changes	47,799	49,698	42,420
Inventories	1,915	(4,016)	(5,707)
Prepayments	(1,375)	(4,272)	816
Trade and other receivables	(1,561)	(4,746)	539
Trade and other payables	2,879	2,039	(101)
Cash generated from operations	49,657	38,703	37,967

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statemen

ts

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

32	Financial Instruments and risk management

The Group has exposure to the following risks from its use of financial instruments:

●	Credit risk;
●	Liquidity risk;
●	Market risk

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

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2022	2021

Zimbabwe	9,059	4,753
Jersey, Channel Islands	–	–
Other regions	1	23
	9,060	4,776

Of the trade receivables balance at the end of the year, $7,383 (2021: $4,528) is due from Fidelity, the Group’s largest customer. Apart from this, the Group does not have significant credit risk exposure to any single counterparty. The Group’s credit risk over trade receivables is significantly reduced as Fidelity has never paid outside of their contractually agreed credit terms.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

32	Financial Instruments and risk management (continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources available to meet its obligations as they fall due. The Group manages its liquidity risk by ensuring sufficient cash availability to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the reviewing and approving of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

The following are the contractual maturities of financial liabilities, including contractual interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities

December 31, 2022	Carrying amount	Total Contractual cashflow amount	12 months or less

Trade and other payables	11,430	11,430	11,430
Loan notes payable	7,104	7,723	7,723
Lease liabilities	313	342	152
	18,847	19,195	19,305

December 31, 2021	Carrying amount	Total Contractual cashflow amount	12 months or less

Trade and other payables	4,400	4,400	4,400
Lease liabilities	465	532	158
	4,865	4,932	4,558

The Group regularly monitors its liquidity risk and evaluates the options available.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the gold price will have an impact on the revenue of the Group and the fair value of the gold loan and call option at December 31, 2021. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

32	Financial Instruments and risk management (continued)

(b)	Liquidity risk (continued)

Sensitivity analysis (continued)

An increase or decrease of 5% of the gold price would have the following equal or opposite effect on the derivative financial instruments on December 31:

Consolidated statement of financial position:

	2022	2021

Derivative financial liabilities - Gold loan
Increase by 5% of the gold price	-	143
Decrease by 5% of the gold price	-	(143)

Derivative financial liabilities - Call option
Increase by 5% of the gold price	-	11
Decrease by 5% of the gold price	-	(11)

Derivative financial assets - Put option
Increase by 5% of the gold price	-	-
Decrease by 5% of the gold price	22	-

Consolidated statement of profit or loss and other comprehensive income:

Fair value loss on derivative financial instruments	2022	2021

Derivative financial liabilities - Gold loan
Increase by 5% of the gold price	-	143
Decrease by 5% of the gold price	-	(143)

Derivative financial liabilities - Call option
Increase by 5% of the gold price	-	11
Decrease by 5% of the gold price	-	(11)

Derivative financial assets - Put option
Increase by 5% of the gold price	-	-
Decrease by 5% of the gold price	22	-

The Group’s revenues had full exposure to the gold price up to December 22, 2022 when the Gold put option agreement was concluded (refer note 14.1).

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

32	Financial Instruments and risk management (continued)

(c)	Market risk
(i)	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk, except for the investment in a Gold ETF to avoid fluctuations in South African Rands. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$ or Foreign currency) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group aims to maintain cash and cash equivalents in US Dollars to manage foreign exchange exposure.

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

	2022		2021
	$'000		$'000
	Functional currency		Functional currency
	ZAR	$	ZAR	$

Cash and cash equivalents	60	259	59	259
Trade and other receivables	-	2,607	-	2,293
Trade and other payables	-	(130)	-	(166)
Overdraft	-	(5,239)	-	(887)
	60	(2,503)	59	1,499

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

32	Financial Instruments and risk management (continued)

(c)	Market risk (continued)
(i)	Currency risk (continued)

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss and equity for the Group:

	2022		2021
	$'000		$'000
	Functional currency		Functional currency
	ZAR	$	ZAR	$

Cash and cash equivalents	3	27	3	40
Trade and other receivables	-	124	-	109
Trade and other payables	-	(6)	-	(8)
Overdraft	-	(249)	-	(42)
	3	(104)	3	99

(ii)	Interest rate risk

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

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2022	2021

Cash and cash equivalents	6,735	17,152
Overdraft	5,239	887
Loan notes payable	7,104	–

Interest rate risk arising from borrowings is offset by interest from available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis - Cash and cash equivalents	2022	2021

Increase by 100 basis points	67	172
Decrease by 100 basis points	(67)	(172)

Sensitivity analysis - Overdraft

Increase by 100 basis points	52	9
Decrease by 100 basis points	(52)	(9)

Sensitivity analysis - Loan notes payable

Increase by 100 basis points	71	-
Decrease by 100 basis points	(71)	-

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

33	Dividends

	2022	2021	2020

Dividends declared to owners of the Company (excluding NCI)	8,975	6,068	3,887

Quarterly dividend per share history:

Declaration date	cents per share
January 16, 2020	7.5
May 14, 2020	7.5
July 16, 2020	8.5
October 15, 2020	10.0
January 14, 2021	11.0
April 15, 2021	12.0
July 15, 2021	13.0
October 14, 2021	14.0
January 13, 2022	14.0
April 18, 2022	14.0
July 14, 2022	14.0
October 13, 2022	14.0
December 30, 2022	14.0

	2022	2021	2020

Dividends declared and paid (excluding NCI)	7,178	6,068	3,887
Dividends due (excluding NCI)	1,797	-	-
	8,975	6,068	3,887

34	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities to report.

35	Related parties

Directors of the company, as well as certain executives, are considered key management. For entities within the Group refer to note 36.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation. If this was triggered as at December 31, 2022 the severance payment would have amounted to $8,575 (2021: $8,214, 2020: $8,338). A change in control would constitute:

●	the acquisition of more than 50% of the shares; or
●	the acquisition of right to exercise the majority of the voting rights of shares; or
●	the acquisition of the right to appoint the majority of the board of directors; or
●	the acquisition of more than 50% of the assets of the Group.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

35	Related parties (continued)

Key management personnel and director transactions:

The Company has entered into a consultancy agreement with SR Curtis, a director of the Board, effective July 1, 2022 until December 31, 2023 of a monthly fee of $44.1 as from July 1, 2022 until December 31, 2022 and $12.5 from January 1, 2023 until December 31, 2023. During the period ended December 31, 2022, the Company recorded $265 (2021: $Nil) in consultancy fees.

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2022	2021	2020

Key management salaries and bonuses	3,773	3,245	2,915
Cash-settled share-based expense*	617	540	1,280
	4,390	3,785	4,195

*	Amount inclusive of $354 (2021: $123, 2020: $295) classified as production costs. Employees, officers, directors, consultants and other service providers also participate in the OEICP (see note 11).

Group entities are set out in note 36.

Refer to note 6 and note 27 for transactions with non-controlling interests.

Refer to note 37 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

Refer to note 30 for transactions on the Guarantee issued between GMS UK and Caledonia.

Refer to note 11 for directors fees paid.

All related party transactions occurred at arm’s length.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

36	Group entities

Intercompany balances with holding company

	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
			2022	2021	2022	2021

Caledonia Holdings Zimbabwe (Private) Limited	$	Zimbabwe	100	100	(6,683)	(6,795)
Caledonia Mining Services (Private) Limited	$	Zimbabwe	100	100	-	-
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	14,859	14,859
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	(5,329)	(1,406)
Greenstone Management Services Holdings Limited	$	United Kingdom	100	100	(36,597)	(22,916)
Blanket Mine (1983) (Private) Limited (2)	$	Zimbabwe	64	64	561	1,030
Blanket Employee Trust Services (Private) Limited (BETS) (1)	$	Zimbabwe	-	-	-	-
Motapa Mining Company UK Limited	$	United Kingdom	100	-	-	-
Arraskar Investments (Private) Limited	$	Zimbabwe	100	-	-	-

(1) BETS and the Community Trust are consolidated as structured entities.

(2) Refer to note 6 for the effective shareholding. NCI has a 13.2% (2021: 13.2%, (2020: 13.2%) interest in cash flows of Blanket only.

Intercompany transactions with holding company

	Loans advanced/ (repaid)		Interest received		Foreign exchange profits
	2022	2021	2022	2021	2022	2021

Caledonia Holdings Zimbabwe (Private) Limited	(424)	(4,479)	536	1,263	–	–
Caledonia Mining Services (Private) Limited	–	–	–	–	–	–
Caledonia Mining South Africa Proprietary Limited	(4,293)	(1,242)	–	–	370	448
Greenstone Management Services Holdings Limited	(13,681)	(2,098)	–	–	–	–
Blanket Mine (1983) (Private) Limited (2)	(509)	1,429	40	–	–	–
Blanket Employee Trust Services (Private) Limited (BETS) (1)	–	–	–	–	–	–
Motapa Mining Company UK Limited	–	–	–	–	–	–
Arraskar Investments (Private) Limited	–	–	–	–	–	–
	(18,907)	(6,390)	576	1,263	370	448

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

37	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries Blanket Mine (1983) (Private) Limited and Caledonia Mining Services (Private) Limited, as well as Motapa Mining Company UK Limited and its subsidiary Arraskar Investments (Private) Limited. The South African geographical segment comprises a gold mine that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Information about reportable segments

For the twelve months ended December 31, 2022	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	142,082	–	–	–	142,082
Inter-segmental revenue	–	19,885	(19,885)	–	–
Royalty	(7,124)	–	–	–	(7,124)
Production costs	(62,701)	(18,883)	18,586	–	(62,998)
Depreciation	(10,735)	(153)	789	(42)	(10,141)
Other income	48	12	–	–	60
Other expenses	(11,289)	(66)	–	(427)	(11,782)
Administrative expenses	(172)	(3,047)	–	(8,722)	(11,941)
Management fee	(3,454)	3,454	–	–	–
Cash-settled share-based expense	–	–	853	(1,462)	(609)
Equity-settled share-based expense	–	–	–	(484)	(484)
Net foreign exchange gain (loss)	4,415	(119)	(291)	406	4,411
Fair value loss on derivative liabilities	–	–	–	(1,198)	(1,198)
Net finance cost	(861)	(8)	–	229	(640)
Dividends (paid) received	(16,992)	–	–	16,992	–
Profit before tax	33,217	1,075	52	5,292	39,636
Tax expense	(15,785)	(252)	117	(850)	(16,770)
Profit after tax	17,432	823	169	4,442	22,866

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

37	Operating Segments (continued)

As at December 31, 2022	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	33,130	1,448	(83)	3,932	38,427
Non-Current (excluding intercompany)	181,982	822	(5,446)	19,406	196,764
Expenditure on property, plant and equipment (note 17)	39,635	(881)	(1,355)	10,821	48,220
Expenditure on evaluation and exploration assets (note 18)	9,394	–	–	4	9,398
Intercompany balances	33,468	12,202	(107,227)	61,557	–

Geographic segment liabilities:
Current (excluding intercompany)	(17,451)	(1,901)	–	(13,089)	(32,441)
Non-current (excluding intercompany)	(8,197)	(101)	116	(1,109)	(9,291)
Intercompany balances	(12,725)	(34,753)	107,227	(59,749)	–

For the twelve months ended December 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	121,329	–	–	–	121,329
Inter-segmental revenue	–	21,662	(21,662)	–	–
Royalty	(6,083)	–	–	–	(6,083)
Production costs	(53,117)	(19,902)	19,893	–	(53,126)
Depreciation	(8,348)	(120)	466	(44)	(8,046)
Other income	47	(1)	–	–	46
Other expenses	(3,241)	–	–	(3,895)	(7,136)
Administrative expenses	(128)	(2,867)	(2)	(6,094)	(9,091)
Management fee	(2,908)	2,908	–	–	–
Cash-settled share-based expense	–	29	691	(1,197)	(477)
Net foreign exchange gain (loss)	1,182	(295)	(92)	389	1,184
Fair value loss on derivative instruments	–	(105)	–	(135)	(240)
Net finance cost	(1,614)	(2)	–	1,255	(361)
Profit before tax	47,119	1,307	(706)	(9,721)	37,999
Tax expense	(14,356)	(652)	151	–	(14,857)
Profit after tax	32,763	655	(555)	(9,721)	23,142

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

37	Operating Segments (continued)

As at December 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	34,440	2,457	(162)	16,198	52,933
Non-Current (excluding intercompany)	159,612	2,315	(4,880)	897	157,944
Expenditure on property, plant and equipment (note 17)	30,575	1,923	(1,019)	–	31,479
Expenditure on evaluation and exploration assets (note 18)	5,554	–	–	163	5,717
Intercompany balances	34,512	9,131	(91,697)	48,054	–

Geographic segment liabilities:
Current (excluding intercompany)	(10,042)	(1,606)	–	(6,040)	(17,688)
Non-current (excluding intercompany)	(11,535)	(313)	322	(1,107)	(12,633)
Intercompany balances	(12,414)	(35,467)	91,697	(43,816)	–

Major customer

Revenues from Fidelity amounted to $142,082 (2021: $121,329, 2020: $100,002) for the twelve months ended December 31, 2022.

38	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2022 was $1,022 (2021: $898, 2020: $796).

39	Subsequent events

There were no significant subsequent events between December 31, 2022 and the date of issue of these financial statements other than described below and included in the preceding notes to the consolidated financial statements.

(a)	Acquisition of Bilboes

On January 6, 2023 Company announced that it completed the acquisition of Bilboes Gold, the parent company which owns, through its Zimbabwe subsidiary, Bilboes Holdings, the Bilboes gold project in Zimbabwe. Refer to note 5 for more information.

(b)	Solar loan notes

From February to April 2023 Caledonia Mining Services (Private) Limited (“CMS”), owner of the solar plant and a wholly owned subsidiary of the Company, issued loan notes (“bonds”) to the value of $7 million to Zimbabwean registered commercial entities. The bonds were issued to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company.

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(in thousands of United States Dollars, unless indicated otherwise

39	Subsequent events (continued)

(c)	Equity Raise

During March and April 2023, the Company conducted placings of depositary interests and depositary receipts for its shares on the AIM and VFEX. A total of 1,207,514 common shares were placed in the form of depositary interests and depositary receipts raising a total US$16.6 million before deduction of the costs related to these placings.

(d)	PUs and EPUs granted

On April 7, 2023 the Company granted 79,894 PUs and 93,035 EPUs to certain management and employees within the Group pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All PUs and EPUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

These PUs have a performance condition based on 50% gold production over three years, 50% three year average normalised controllable cost per ounce of producing gold and a performance period of one up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award. PUs have rights to dividends only after they have vested.

EPUs have a performance multiplier calculated on 50% gold production over three years, 50% three year average normalised controllable cost per ounce of producing gold and a performance period of three years. The number of EPUs that vest as shares will be the EPUs granted multiplied by the performance multiplier percentage. EPUs have rights to dividends only after they have vested.

40	Going concern

The directors have, at the time of approving these consolidated financial statements, a reasonable expectation that Caledonia has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing these consolidated financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date  April 28, 2023

CALEDONIA MINING CORPORATION PLC

By:	/s/ Chester Goodburn
Chester Goodburn Chief Financial Officer