Form 20-F
period 2023-12-31
Caledonia Mining Corp Plc
filed 2024-05-15
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

19,188,073 (“Common shares” or “shares”) as of December 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

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

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. We expect to continue to be an emerging growth company for the immediate future. During 2020 Caledonia completed the first sale of equity securities under the Securities Act and may no longer qualify as an emerging growth company in 2026. Refer to note 25 in the Consolidated Financial Statements for detail on the sales of equity securities.

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

As of April 26, 2024, we had 19,194,860 shares issued and outstanding. In addition, as of April 28, 2024, 20,000 shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders. Awards under the incentive plan made to executives and certain other senior members of management on January 24, 2022, April 7, 2023 and April 8, 2024, consisting of a target of 113,693,80,7732 and 125,433 Equity-settled Performance Units (“EPUs”) respectively, are only to be settled in shares. The EPUs that vest will be subject to a performance multiplier and a maximum amount of 150% of target EPUs could vest. Accordingly, providing for such a maximum amount, Caledonia could grant options on a further 1,419,638 shares as at the date of this Annual Report on the assumption that all other outstanding awards (other than the options mentioned above) are settled in cash at the request of the holders. As of April 28, 2024, our senior officers and directors beneficially owned or had an interest in, as a group, 2,861,550 shares (14.91% of our issued share capital). Sales of substantial amounts of our shares into the public market, by our officers or directors or pursuant to the exercise of options, or even the perception by the market that such sales may occur, may lower the market price of our shares.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

The economic viability of our revenues, operations and exploration and development projects is, and is expected to be, heavily dependent on the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years. The price of gold is affected by numerous factors beyond our control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes; and inventory carrying costs. The effect of these factors on the price of gold, and therefore the economic viability of our operations, cannot be accurately predicted. As required by Zimbabwean legislation, Blanket Mine (1983) (Private) Limited (“Blanket”), the company which owns the Blanket mine (“Blanket Mine”), Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), as agent, and Bilboes Holdings (Private) Limited (“Bilboes Holdings”) deliver their production to Fidelity Printers and Refiners Limited (“Fidelity”), which refines the gold to a purity of 99.5%. 75% of the gold delivered to Fidelity is refined on a toll-treatment basis.  For the 75% portion Caledonia retains ownership of the gold that is then exported by Caledonia to a refiner of its choice outside Zimbabwe which undertakes further processing and sells the resulting gold on the international market.

75% of the portion of unrefined metals produced by Blanket and exported by Caledonia to Al Etihad Gold Refinery DMCC (“AEG”),from April of 2023 on the toll refinement basis, is transported by Ferrari Logistics Southern Africa (Proprietary) Limited to AEG in Dubai, UAE and further refined and sold by AEG at a cost of $7 per ounce. Gold transported throughout this process is fully insured. The sales to AEG are priced at the London Bullion Market Association (“LBMA”) post-delivery price less refining fee and the quantities are determined on the lodgment date. Settlement occurs within 2 days from AEG.

25% of Blanket's gold is sold to Fidelity at a price which reflects the prevailing LBMA price and the official Zimbabwe Gold (“ZiG”) or Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”)/USD exchange rate on the date of sale.  Fidelity charges a 1.24% toll refining fee from the gross export proceeds. Fidelity collects a 5% royalty of which 50% is remitted to the Government of Zimbabwe in physical gold. The royalty is deducted from USD and RTG$ revenues proportionately. Settlement occurs within 14 days of delivery from Fidelity.

To hedge against negative gold prices, Caledonia hedges by way of purchasing out of the money put options. During 2023 and to the date of this Annual Report, the following hedges were purchased:

Purchase date	Ounces hedged	Strike price	Period of hedge

December 22, 2022	16,672 oz	$1,750	December 2022 - May 2023
May 22, 2023	28,000 oz	$1,900	June - December 2023
December 19, 2023	12,000 oz	$1,950	January - March 2024
March 7, 2024	12,000 oz	$2,050	April to June 2024
April 1, 2024	12,000oz	$2,100	July – September 2024

Hedged ounces entered approximates the cash flow effect of Caledonia’s attributable share of the production.

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

Currently there are no concerns over the valuation of our assets as disclosed in the Consolidated Financial Statements and the Company does not foresee any changes in the cost of capital, cash requirements or any covenant defaults in our credit agreements. At the date of the authorisation of this document management is of the opinion that the effects of COVID-19 have been considered in making significant judgements and estimates, valuations and evaluating our going concern principle. However, it must be recognised that the duration and effects of pandemics are uncertain and can affect our forecasting accuracy. As of the date of this Annual Report, the severity of the effects of COVID-19 appear to be diminishing in the jurisdictions where the Company operates.

We cannot guarantee that there will not be an increase in input costs affecting our results of operations and financial performance.

Mining companies could experience higher costs of steel, reagents, labor, electricity, government levies, fees, royalties and other direct and indirect taxes. Our investment in a solar plant and efficiencies at existing operations should assist in curbing cost increases. However, there can be no assurance that we will be able to control such input costs and any increase in input costs above our expectations may have a negative result on our results of operations and financial performance.

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

Power surges as experienced at Blanket, if not controlled, can cause severe damage to Blanket’s electrical equipment. Blanket’s use of diesel for generating electricity decreased from approximately 3,827 kilo liters for the year in 2022 to 1,488 kilo liters in 2023.

Blanket has addressed the issue of interrupted power supply by installing stand-by generators. These generators can supply the whole mine with electricity but is a costly and environmentally unfriendly electricity source that is reliant on fuel imports that may from time to time be in shortage in Zimbabwe.

To mitigate against the current electricity situation, Caledonia has constructed a 12.2MWac solar plant at a cost of approximately $14.2 million (including construction costs and other project planning, structuring, funding and administration costs) supplying the Blanket operations. The solar plant was fully commissioned early February 2023 and provides approximately 24% of Blanket Mine’s average daily electricity demand. The plant has been providing power to Blanket from its initial connection to the Blanket grid in November 2022.  The solar plant was classified as held for sale on September 28, 2023. Refer to note 24 of the Consolidated Financial Statements.  The primary amount of electricity produced by the solar plant, after sale, will be sold to Blanket.

In April 2023 Blanket entered into a power supply agreement with the Intensive Energy Users Group (“IEUG”) and the Zimbabwean power utility to allow the IEUG to obtain power outside of Zimbabwe and strengthen the Zimbabwean power grid. As a result of this arrangement, Blanket has paid a lower tariff for IEUG supplied energy from April 2023, but it has not improved the power quality received at Blanket due to the continued difficulty with the Zimbabwe grid.

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

The current monetary situation in Zimbabwe can be summarized as follows:

●

Blanket produces ore gold that it is obliged to deliver to Fidelity, a subsidiary of the Reserve Bank of Zimbabwe (“RBZ”), which refines the gold to a purity of 99.5% on a toll-treatment basis. With effect from April 2023, 25% of the resultant gold is sold to Fidelity and the remaining 75% is exported by Caledonia to a refiner of its choice outside Zimbabwe which undertakes further processing and sells the resulting gold on the international market.  During 2023 all gold exports were sent to AEG in Dubai. The sale proceeds for the gold exported and sold via the offshore refiner is paid to Blanket’s commercial bankers in Zimbabwe within 48 hours of delivery. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales. 25% of Blanket's gold is sold to Fidelity at a price which reflects the prevailing LBMA price and the official RTGS$/USD exchange rate on the date of sale.  Payment is made by Fidelity to Blanket in RTGS$ or ZiG from April 5, 2024 within 14 days of the sale.  Fidelity charges a refining fee of 1.24% of the USD export proceeds; Fidelity collects half of the 5% royalty which is payable to the Government of Zimbabwe in physical gold which is deducted from the amount exported and the balance is paid in USD and RTGS$ or ZiG proportionately to the 75:25 revenue split between USD and RTGS$ or ZiG.

●	The interbank RTGS$ or ZiG/USD exchange rates at each quarter end and at the latest practicable date prior to the publication of this Annual Report are set out below.

Interbank Exchange Rates	(RTGS$:US$1)	(ZiG:US$1)
February 20, 2019	2.50
March 31, 2019	3.00
June 30, 2019	6.54
September 30, 2019	15.09
December 31, 2019	16.77
March 31, 2020	25.00
June 30, 2020	57.36
September 30, 2020	81.44
December 31, 2020	81.79
March 31, 2021	84.40
June 30, 2021	85.42
September 30, 2021	87.67
December 31, 2021	108.66
March 31, 2022	142.42
June 30, 2022	370.96
September 30, 2022	621.89
December 31, 2022	684.33
March 31, 2023	929.86
June 30, 2023	5,739.80
September 30, 2023	5,466.75
December 31, 2023	6,104.72
March 31, 2024	22,055.47
April 8 , 2024		13.56
May 10, 2024		13.52

●

Devaluation of the RTGS$ means that net monetary assets held in RTGS$ will devalue in USD terms.  In the ordinary course of its business, Caledonia has net RTGS$-denominated assets comprising RTGS$-denominated cash and receivables (primarily for the 25% of gold sold to Fidelity and VAT receivables) and RTGS$ liabilities (mainly comprising taxes payable).  During the first quarter of 2024, due to the increase in the rate of RTGS$ devaluation, management engaged more aggressively in RTGS$-denominated procurement to reduce its RTGS$-denominated cash.  In the first quarter of 2024 to the date of this Annual Report, Blanket made prepayments of approximately $2 million in respect of consumables and supplies denominated in RTGS$.

●	RTGS$ cash balances at December 31, 2023 amounted to a USD equivalent of $539,115 and $360,541 at March 8, 2024.

●

On April 5, 2024 the Reserve Bank of Zimbabwe issued a Monetary Statement policy that introduced a structured currency (which is generally defined as a currency that is pegged to a specific exchange rate or currency basket and backed by a bundle of foreign exchange assets (including gold).). The structured currency called the ZiG replaced the RTGS$ from the said date. Banks were instructed to convert the RTGS$ balances into the new currency to foster simplicity, certainty, and predictability in monetary and financial affairs. The new currency will co-circulate with other foreign currencies in the economy. The retention threshold remained unchanged.

Investors should recognize that Caledonia’s ability to implement its investment and operational strategies, Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to continue to externalize cash from Zimbabwe and receive payments for the sale of its gold proceeds.

On June 27, 2023 the U.S. Department of State together with other U.S. government agencies issued an advisory in light of reports related to the role of illicit actors in the gold trade to (i) highlight the opportunities and specific risks raised by the gold trade across sub-Saharan Africa and (ii) encourage industry participants to adopt and apply strengthened due diligence practices to ensure that such malign actors are unable to exploit and benefit from the sector, which remains essential to the livelihoods of millions of people across sub-Saharan Africa. Caledonia acknowledges and concurs with the U.S. Department of State’s warning that without adequate due diligence and appropriate mitigating measures, an industry participant may inadvertently contribute to one or more of these risks, including conflict and terror financing, money laundering activities, sanctions evasion, human rights and labor rights abuses and environmental degradation.  Caledonia has robust policies in place to counter such risks including, amongst other things: a Code of Business Conduct, Ethics and Anti-Bribery Policy, a Human Rights Policy and Customer AML/KYC Policy, and it encourages whistleblowing and grievance reporting in order to monitor compliance.  Caledonia performs enhanced due diligence on significant suppliers and other counterparties (including, but not limited to, sanctions and political exposure checks), has established new and robust routes to market for its gold production (none of which, for the avoidance of doubt, is artisanal) and has scrutinized the new refineries to which it now sells its gold.  The Company reports its environmental, social and governance (“ESG”) performance annually, disclosing key environmental data, supports artisanal miners in the form of tributing of gold claims (as well as the local community generally) and has adopted best practice in the construction of its new tailings storage facility (“TSF”) at Blanket.  For more information in all of these areas, please refer to Caledonia’s ESG reports.

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

Our level of profitability, if any, in future years will depend on whether our mines produce at forecasted rates and whether any exploration and development stage properties can be brought into production. The mining, exploration and development of mineral deposits involves significant risks. It is impossible to ensure that any current and future exploration programs will establish mineral reserves or mineral resources. Whether a mineral ore body will be commercially viable depends on several factors, and the exact effect of these factors cannot be accurately predicted. The exploration, development and production activities are subject to political, economic and other risks, including:

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

Further development and commercial production at Blanket Mine, Bilboes and acquired exploration and evaluation assets cannot be assured.

We are engaged in further development activities at Blanket Mine, exploration and evaluation activities at Blanket’s satellite properties, the Bilboes gold project in Zimbabwe (“Bilboes” or the “Bilboes Project”) (oxides and sulphides) and the Maligreen project (“Maligreen”). Mining activities commenced at the Bilboes oxide mine in December 2022 and due to operating losses mining activities were placed on care and maintenance at the end of September 2023.

The estimates for future production, at Blanket Mine and the Bilboes Project, are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations. Construction and development of projects are subject to numerous risks including, but not limited to: obtaining equipment, permits and services; changes in regulations; currency rate changes; labor shortages; fluctuations in metal prices; and the loss of community support.

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

Refer to capital investments under Item 4.A – “History and Development of the Company”, for detail on development activities at Blanket and the Bilboes Project and exploration and evaluation assets.

We face credit risk exposure from counterparties to certain contractual obligations and there is no assurance that any such counterparty may not default in such obligation causing us to incur a financial loss.

Credit risk is the risk that a party with a contractual obligation with us will default causing a loss. New regulations introduced by the Zimbabwean Ministry of Finance in January 2014 required that all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of our production from Blanket Mine and the Bilboes oxide mine was sold to Fidelity until April 26, 2023 when production began to be sold to both Fidelity and AEG (see above).  This mechanism means that the Company is no longer fully exposed to credit risk from Fidelity in respect of the US dollar component of its sales. This arrangement introduces a credit risk, beyond our control, that receivables and contractual performance due from Fidelity will not be paid or performed in a timely manner, or at all. If Fidelity, the Zimbabwean government  or AEG were unable or unwilling to conduct business with us, or satisfy obligations to us, we could experience a material adverse effect upon our operations and financial performance.  All payments due from Fidelity or AEG at year end have been received in full and on time.

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

Depending on our ability to generate income from our operations, we may require further financing for current and future exploration and development. Should our projections for fiscal years 2024 through to 2026 prove incorrect, to finance our working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

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

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where we operate, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price. Our shares are listed in the U.S. on the NYSE American, depositary interests representing our shares are admitted to trading on AIM of the London Stock Exchange (“AIM”), and depositary receipts representing our shares were listed on the VFEX in December 2021 raising gross proceeds of approximately $7.8m (the use of the term “share” in this Annual Report also, where the context requires, extends to a depositary interest or depositary receipt representing a share). The Company voluntarily delisted its shares from the Toronto Stock Exchange (“TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents. During 2023 gross proceeds of $10.8m and $5.9m were raised by issuing depository interests on AIM and depository receipts on the VFEX respectively.

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

Factors affecting our share price include but are not limited to:

●	actual or expected fluctuations in our operating results;
●	actual or expected changes in our growth rates or our competitors’ growth rates;
●	changes in the market price of gold;
●	changes in the demand for gold;
●	high extraction costs;
●	accidents;
●	changes in market valuations of similar companies;

●	additions to or departures of our key personnel;
●	actual or anticipated fluctuations in our quarterly operating results or those of our competitors;
●	publication of research reports by securities analysts about us or our competitors in the industry;
●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
●	fluctuations of exchange rates between the US$, GBP, CAD, RTGS$, ZiG and ZAR;
●	changes or proposed changes in laws and regulations affecting the gold mining industry;
●	changes in trading volume of our shares on the NYSE American, AIM or VFEX;
●	sales or perceived potential sales of our shares by us, our directors, senior management or our shareholders in the future;
●	short selling or other market manipulation activities;
●	announcement or expectation of additional financing efforts;
●	terrorist acts, acts of war or periods of widespread civil unrest;
●	natural disasters and other calamities;
●	litigation involving us, including: shareholder litigation, investigations or audits by regulators into our operations; or proceedings initiated by our competitors or clients;
●	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
●	the passage of legislation or other regulatory developments affecting us or our industry;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us; and
●	conditions in the U.S., United Kingdom and Zimbabwe financial markets or changes in general economic conditions.

The Company conducted equity raises by way of placings in the first two quarters of 2023 which targeted institutional investors in the UK, Europe, South Africa and Zimbabwe. The equity raises were over-subscribed: depositary interests in respect of 781,749 shares were issued to institutional investors in the UK, Europe and South Africa on March 30, 2023 and Zimbabwe depositary receipts in respect of 425,765 shares were issued to investors in Zimbabwe on April 14, 2023. The placing price was $13.74 and the placings raised $16.6 million before expenses. Mark Learmonth, Chief Executive Officer, and Toziyana Resources Limited, a company affiliated with Victor Gapare, an executive Director of the Company, subscribed for 3,587 shares and 11,000 shares respectively in the equity raise before the start of the Quarter. The proceeds of the equity raises were or are expected to be used for the Bilboes pre-feasibility  study (refer to Exhibit 15.6), a shared services centre in Zimbabwe, the establishment of an international procurement arm to supply future operations, and exploration drilling at Motapa.

We are dependent on key management employees.

Our success depends (i) on the continued contributions of our directors, executive officers, management and consultants; and (ii) on our ability to attract new personnel whenever we seek to implement our business strategy. The loss of the services of any of these persons could have a materially adverse effect on our business, prospects, results of operations and financial performance. The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the mines are depleted. There is no assurance that we will always be able to locate and hire all the personnel that we may require. Where appropriate, we engage with consulting and service companies to undertake some of the work functions. The Caledonia and Blanket management teams have been augmented so that it could provide appropriate support to Blanket if this is required.

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

In 2018, a training facility (called the Nyanzvi initiative) was established at Blanket using dedicated facilities and specially trained facilitators. The entire Blanket workforce participated in the program which resulted in the general improvement in safety in the first two quarters of 2020. The Nyanzvi program was suspended from late March 2020 due to the need to observe social distancing because of COVID-19 which contributed to the increase in reportable events. The Nyanzvi initiative was resumed in the last quarter of 2021 as COVID-19 restrictions were relaxed; management believes this will help to increase general safety awareness.

During 2023 102 employees trained on Nyanzvi 2. Co-creation training of the engineering leadership, which comprise 17 section engineers, manager, foremen and charge hands. An engineering pilot team of 11 employees was trained. Team rankings for the best performers for all departments continued in the fourth quarter of 2024.

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

Gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury to, employees. EH&S legislation applicable to us could suspend part or all of our operations. EH&S incidents could therefore lead to increased unit production costs or lower production which could negatively affect our business, operating and/or financial results.

Regrettably, a fatality occurred on February 16, 2023. The fatality occurred as a result of a secondary blasting accident. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incident. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures.

In August, 2023 Caledonia reported that an employee of a company contracted to Blanket died of injuries sustained in an accident at Blanket.

We are exposed to the risk of onerous environmental legislation which could potentially result in significant cost and liabilities

The environment, including water streams, land, habitat and environments near the mining sites can be impacted by our mining and other operational activities. With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could be subject to further environmental related responsibilities and associated liability. Environmental legislation and permitting requirements are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, an increase in capital expenditure and a heightened degree of responsibility for companies and their directors and employees.

Closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities may result in our directors becoming subject to prosecution, litigation and potentially significant liabilities.

Future expenditure on rehabilitation might not be complete or accurately provided for due to higher than expected cost increases, changes in legislation, unidentified factors or other factors out of our control.  Annual in-house reviews and rehabilitation costs and footprint estimation are done to control this risk.  Every third year external experts review our footprint and cost estimations.  At December 31, 2023 our total consolidated rehabilitation provision amounted to $11.0m as stated in note 29 of the Consolidated Financial Statements.

We may enter into acquisitions or other material transactions at any time.

We continually seek to replace and expand our reserves through the exploration of our existing properties and may expand through acquisitions of interests in new properties or interests in properties such as the Bilboes Project, Maligreen and Motapa. Acquisitions involve a number of risks, including: the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; the possibility that we may pay more than the acquired company or assets are worth; the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of integrating the operations and personnel of an acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; the inability to integrate, train, retain and motivate key personnel of an acquired business; and the potential disruption of our ongoing business and the distraction of management from its day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and may have a material adverse effect on our business, results of operations and financial performance.

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

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer,  are responsible for implementing measures to make sure all internal controls are in place and will comply with the requirements of Section 404(b) of the Sarbanes-Oxley Act when it becomes effective from the 2026 financial reporting period.

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

There is uncertainty as a result of the conflict in Ukraine and Israel-Gaza

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

Even though we do not have any operations or direct suppliers located in Israel, tensions in the Middle East centred around the Israel-Gaza conflict could result in disruptions to our business and operations, adversely affect our anticipated unit and production costs, increase raw material costs, increase inflationary pressures, impacting our ability to successfully contract with suppliers, and could have other adverse impacts on our anticipated costs. We have not experienced any direct impacts from the conflicts thus far.

We rely on the use of technology and information systems, which may become subject to cyber-terrorism or other compromises and shut-downs, and any failures or interruptions of these systems could adversely affect our businesses operations.

We operate businesses that are dependent on information systems and other technology, such as computer systems used for information storage, processing and administrative functions. We rely heavily on our financial, accounting, communications and other data processing systems.

Our systems could be breached or damaged by computer viruses and systems attacks, natural or man-made incidents, disasters or unauthorized physical or electronic access, despite the measures that we have in place, including those related to cyber security.  Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences.

System failures, security breaches or accidents could give rise to potential theft, loss, business disruption, corruption, exposure or other damage to proprietary business data or employee or other personal data. The result can be significant remediation and other costs, fines, litigation and regulatory actions against us by various regulatory organizations or exchanges, governments or affected individuals due to non-compliance with our contractual or other legal obligations regarding data or intellectual property or violating our privacy and security policies.  Significant reputational harm and/or financial loss can occur. We cannot predict what effects these attacks, compromises or shut-downs would have, and the consequences could be material.

A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us, and we can provide no assurance that our efforts or those of third parties with whom we conduct business will be successful in protecting our systems and preventing or limiting damages from a cyber incident.

Caledonia continues to develop precautionary measures to ensure the integrity of our system and that we remain subject to additional known or unknown threats. Occasionally we implement updates to our information technology systems and software. In addition, our employees also receive regular training on cyber- and/ or other information technology threats.

Theft or hijacking of gold may arise on site or during deliveries

Theft of gold can impact on our profitability and increase costs, e.g. insurance, security, etc. Security measures are put in place to prevent theft of gold on site and during deliveries.  Insurance is also taken out for gold on site and during deliveries.  Management is continuously being made aware of any incidents and precautionary measures are reviewed on a regular basis. Caledonia has changed the delivery of gold to helicoptering instead of by road to decrease the risk of theft during deliveries. Extra security was also added at the metallurgical plant.

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

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwean company, CHZ, that held 100% of the shares of Blanket Mine. The purchase consideration was $1,000,000 and 20,000,000 shares of Caledonia. The Company acquired all the assets and assumed all the liabilities of CHZ.

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

On January 6, 2023, Caledonia completed the acquisition of Bilboes Gold Limited (“Bilboes Gold”), further details of which can be found in Section 4.B “Business overview” of this report.

During the first two quarters of 2023 gross proceeds of $10.8 million were raised by issuing 781,749 depository interests which were subsequently listed on AIM and gross proceeds of $5.9 million were raised by issuing 425,765 depository receipts which were subsequently listed on the VFEX.

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

Indigenization of Blanket Mine

On February 20, 2012 certain companies within Caledonia’s group of companies (the “Group”) announced that they had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenization and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a transactional value of $30.09 million. Pursuant to the above, the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

●	sold a 16% interest to the National Indigenization and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
●	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
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

In anticipation of completing the underlying subscription agreements, advances were made to NIEEF and the Community Trust against their rights to receive dividends declared by Blanket Mine on their shareholdings as follows:

●	a $2 million payment to the Community Trust on or before September 30, 2012;
●	a $1 million payment to the Community Trust on or before February 28, 2013; and
●	a $1 million payment to the Community Trust on or before April 30, 2013.

Advances made to NIEEF as an advanced dividend loan were settled through dividend repayments in 2014. The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to the Community Trust are unencumbered from the date the loan was settled in full.

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

Blanket Mine - Capital Investment

The main capital development project is the infrastructure which will allow for three new production levels (26, 30 and 34 levels); a fourth level (38 level) is to be added in due course via a twin decline that commenced construction in February 2024.

Work on the key development areas in 2023 are detailed below:

●

30 and 34 level development: the 30 level and 34 level northern and southern haulages had a total advance of 384.3m. Part of the northern haulage development included the take off to the 30 level Eroica extraction haulage, developed for 34.6m which development had to be reviewed pending evaluation work in the area. Development north on 30 level subsequently included additional evaluation cubbies.

●

Eroica decline 3: the Eroica decline had a total of 108m developed. The expected completion was deferred to the start of the first quarter of 2024 due to the slow rate of development owing to logistical challenges. 900m will be the last level in the development of the decline and there will be up dip development from 990m to 900m.

●

930m 2 Orebody Hanging Wall Haulage: the total advance for the haulage was 159.9m. The haulage serves to expose the Blanket southern orebodies on 930m for production. The haulage is also important for the establishment of an access crosscut to link 6 Shaft on 930m.34 – 38 level twin declines: the twin declines had slow progress during the fourth quarter of 2023 with a total of 190.5m achieved. The poor progress was due to waste handling challenges. The twin declines will serve as access to Blanket orebodies below 34 level where shaft infrastructure does not reach. The decline establishment will be for both access and production through subsequent installation of a chairlift and conveyor system, respectively.

●

35 level Central Shaft: the 34 and 35 level construction of clear and dirty water dams was completed, and installation of the water management system will be complete in the second quarter of 2024. Support installation was completed in the fourth quarter of 2023.

●	35 level conveyor: the transition from compressed air operated loading system to hydraulics was successfully completed in the fourth quarter of 2023.
●	The existing TSF is reaching the end of its life; accordingly, a new TSF is required to allow production to continue. The design parameters for the new facility include:
o	capacity of 13 million tonnes which is anticipated to be adequate for 14 years of production at current deposition rate;
o	“upstream” design, due to the limited space;
o	clear water dam and TSF will be lined with a double lining (geotextile and clay liner) and polyurethane liner respectively to avoid contamination of ground water;
o	the design includes new piping and new pumps for a gland service water and return water system with instrumentation;
o	new boreholes for monitoring around the facility; and
o	a waste embankment between the TSF and the mine village for dust prevention.

The anticipated cost of the new TSF is $25.1 million which will be incurred over a period of 3 years (2023: $11.4 million, 2024: $5.4 million and 2025: $8.3 million). Work on the TSF commenced in March 2023 and the first phase of the project was completed at the end of February 2024. The project was behind schedule due to resourcing by the contractor and changes in the design by an external consultant. The contractor had to change the program slightly to re-focus on the lowest areas of the TSF basin to allow limited deposition on the new TSF by end of October 2023 in parallel with further deposition onto the existing TSF until it reaches its maximum capacity. Limited deposition on the new TSF commenced on October 30, 2023, which has subsequently increased to 100% of Blanket’s tailings in 2024. Limited capacity remains on the old TSF, to provide a buffer in the event that there are delays in the completion of further phases in the construction of the new TSF.

Capital expenditure at Blanket in 2023 amounted to $28.1 million (inclusive of Caledonia Mining South Africa Proprietary Ltd’s (“CMSA”) mark-up). Planned 2023 capital expenditures of $2.2 million were postponed to 2024. Capital expenditure for 2023 included:

●	New TSF (first phase) - $11.1 million;
●	Capital development at 30 and 34 levels - $9.5 million;
●	Utilities for the Central Shaft infrastructure - $1.9 million;
●	Information technology infrastructure - $0.5 million;
●	Electrical engineering - $0.6 million;
●	Mill and surface engineering - $2.4 million; and
●	Staff housing - $365,000.

Capital expenditure at Blanket in 2024 is estimated at $30.8 million (inclusive of CMSA’s mark-up and postponements).

Solar Investment

In 2020, the Company raised $13 million (before commission and expenses) through the sale of 597,963 shares at an average price of $21.74 per share to construct a solar plant. Caledonia initiated a tender process to identify parties to submit proposals for a solar project that would reduce Blanket’s reliance on grid and generator power and provided notice to proceed with construction in 2021. The 12.2 MWac solar plant was connected to the Blanket grid in November, 2022 and fully commissioned in early February 2023. The solar plant provides approximately 24% of Blanket’s electricity demand during daylight hours, reduces Blanket’s reliance on the utility and generator use and cost $14.2 million to complete.

Blanket continues to rely on the grid and generators to provide additional power during daylight hours and at night. Completion of the solar plant coincided with an improvement in the supply of power from the grid which has substantially reduced the amount of diesel consumed.  In January 2024 and February 2024 Blanket consumed on average 82,000 litres of diesel per month for 2024 compared to an average of 124,000 litres per month for the whole of 2023. Whilst it is uncertain that this level of improvement will be maintained, the successful implementation of the solar plant is expected to result in a meaningful reduction in diesel usage.

In December 2022, the Caledonia board of directors (the “Board of Directors”) approved a proposal for Caledonia Mining Services (Private) Limited (“CMS”), which owns the solar plant, to issue loan notes (“solar bonds”). This decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds had an interest rate of 9.5% payable bi-annually and had a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company and $7 million of bonds were issued to Zimbabwean commercial entities by CMS. The issuer of the solar bonds was changed from CMS to CHZ during the fourth quarter of 2023 in anticipation of the proposed sale (see below) and in order that Caledonia can maintain and develop the relationship with the Zimbabwean institutional holders of the bonds. $2 million of further bonds were issued to Zimbabwean commercial entities by CHZ in the second quarter of 2024.

Due to the unique operating environment in Zimbabwe and Caledonia’s significant in-country expertise, Caledonia opted to build the solar plant using its own resources rather than relying on an external party to build, operate  and own the solar plant using its financial resources and selling the resultant power to Blanket on a long-term contract. Accordingly, Caledonia constructed the solar plant using its own financial resources at a cost of $14.2m. As the solar plant is now fully commissioned and is working as planned, Caledonia no longer needs to own the solar project, provided it retains long term access to the power it produces.

In the second quarter of 2023 management embarked on a process to sell the solar plant. Various offers were received, and a bidder has been given exclusivity to conduct due diligence and further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity. Management is in an advanced stage of finalising the contractual arrangements to sell the solar plant whereby the new owners will exclusively supply Blanket with electricity. This transaction is expected to realise a profit on Caledonia's investment in the plant and release cash for reinvestment in Caledonia’s core business of gold mining that should yield higher returns to our shareholders.

The solar asset was re-classified as held for sale as at December 31, 2023 in the Consolidated Financial Statements.

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

B. Business Overview

Description of Our Business

Blanket Mine

Caledonia’s primary focus is the operation of a gold mine and the exploration and development of mineral properties for precious metals. Caledonia’s activities are focused on Zimbabwe. The Company’s business during the last three completed fiscal years has been focused primarily on increasing production to 80,000 oz. of gold from 2023 onward through its investment plan at Blanket Mine.

Total gold production at Blanket Mine for 2023 was 75,416 oz. (2022: 80,775 oz.; 2021: 67,476 oz.). Gold producers compete globally based on their operating and capital costs. Certain gold producers benefit from their ability to produce other minerals in commercial quantities as by-products. Caledonia derives approximately 0.1% of its revenues from silver, which is insignificant. Over the last three years, 100% of Blanket’s revenues was derived from its operations in Zimbabwe.

The underground drilling program at Blanket targeted the Eroica, Blanket and AR south ore bodies and yielded encouraging results, which were published on July 10, 2023 and January 30, 2024. The total drilling for 2023 was 13,280 meters, and the results indicate that the existing Blanket, Eroica and AR South ore bodies have grades and widths that are generally better than expected. Refer to Exhibit 15.4 for the updated technical report of Blanket, which reflects this new information in a revised resource statement taking into account the increased life of mine.

Bilboes Project

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

The Company understands that the project has produced approximately 291,000 ounces of gold since 1989.

In the fourth quarter of 2022, a small operation was started to mine and process oxide mineralization at Bilboes prior to the declaration of a Subpart 1300 compliant mineral reserve. The oxide mining activities were restarted predominantly with the objective to generate cash flows to pay for the existing cost structures at Bilboes Holdings, the operating company for Bilboes, and this would have an added benefit of reducing the waste-stripping required for the later planned sulphide project. The oxide mine was expected to produce between 12,500 and 17,000 ounces of gold in 2023 at an on-mine cost of between $1,200 and $1,320 per ounce.

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold. The total consideration was agreed at 5,123,044 Caledonia shares, representing approximately 26.8% of Caledonia's fully diluted equity as at today’s date and a 1% NSR. Following completion of the transaction in January 2023, Caledonia commissioned its own pre-feasibility study to identify the most judicious way to commercialize the Bilboes sulphide project and optimize shareholder returns. One approach that is being considered is a phased development which would minimize the initial capital investment and reduce the need for third party funding.

The target mineralization area (for the oxide mining project) which had been identified using old information obtained from the previous owners (i.e. not the vendors from whom Caledonia purchased the project) was found to have interpreted the oxide / sulphide boundary incorrectly. Mining activity moved to other target areas in the thirdquarter of 2023 where the target oxide mineralization is based on relatively recent drill data for the oxide mineralization. However, the large amount of waste-stripping that needed to be done to access the oxide production areas proved too costly. Accordingly, to prevent further operating losses, the oxide mining activities were placed on care and maintenance at the end of September 2023. Mining activities will exploit remnant oxides once mining production commences for the larger sulphide project with oxides being loaded onto the oxide heap leach pads and suphides fed to the sulphide processing plant.   Leaching of ore placed on the heap leach continued in the fourth quarter of 2023 and had no material effect on Caledonia's financial performance.  Production and cost guidance for the oxide mining activities was withdrawn in the third quarter of 2023.

Refer to note 5 in the Consolidated Financial Statements for more detail on the Bilboes Gold acquisition and tribute transaction.

On May 15, 2024, 2024, Caledonia announced a Subpart 1300 compliant pre-feasibility study, containing a mineral reserve and mineral resource estimate for the Bilboes Project. The pre-feasibility study, entitled “Bilboes Gold Project Technical Report Summary”, was prepared by DRA Projects (Pty) Ltd with an effective date of December 31, 2023, and is attached as Exhibit 15.6 hereto. We consider the Bilboes Project to be a development stage property for purposes of Subpart 1300, because it contains a Subpart 1300 mineral reserve but does not currently have material mineral extraction.

Motapa-Project

On November 1, 2022 Caledonia acquired from Bulawayo Mining Company Limited (“Bulawayo Mining”) all the shares in Motapa Mining Company UK Limited (“Motapa”), which wholly owns Arraskar Investments (Private) Limited (“Arraskar”), the holder of the registered mining lease over Motapa, for $8.25 million.

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to Caledonia’s Bilboes gold project. Motapa was formerly owned and explored by Anglo American Zimbabwe prior to its exit from the Zimbabwean gold sector in the late 1990s and is approximately 75km north of Bulawayo with a mining lease covering approximately 2,200 hectares. Motapa has been mined throughout most of the second half of the 20th century; Caledonia understands that during this period the region produced as much as 300,000 ounces of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team in best understanding the prospectivity of the region.

Caledonia’s exploration activities are focused on Blanket Mine, Motapa and Maligreen.  Motapa and Maligreen are exploration stage projects.

Refer to note 18 of the Consolidated Financial Statements for more detail on Motapa.

Maligreen Project

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

A Tribute Agreement was in place with Silobela Youth in Mining Syndicate for the Maligreen claims from 1 October 2020 to 30 September 2023, in terms of which Silobela Youth in Mining Syndicate could undertake mining activities over the claims. Silobela Youth in Mining Syndicate was obliged to pay CHZ 5% of the value of minerals mined or a rental amount. The Silobela Youth in Mining Syndicate is currently engaged in renewing the Tribute Agreement

Refer to note 18 of the Consolidated Financial Statements for more detail on Maligreen.

Other Information

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

Mining Operations

Blanket Mine

On November 3, 2014 Caledonia announced the revised investment plan (“Revised Plan”) and production projections for the Blanket Mine. The objectives of the investment plan were to improve the underground infrastructure and logistics to allow efficient and sustainable production build-up.  The infrastructure improvements included the continuation of the No. 6 Winze, the development of a “Tramming Loop” and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters (which was eventually extended to 1,204 meters).

Caledonia’s Board of Directors and Management have completed a review of alternative expansion and diversification plans for Caledonia.  Both the Board of Directors and Management have also addressed the revised production projections for the Blanket Mine and the possible benefits of diversifying Caledonia’s production base. Caledonia has concluded its best returns on investment remain at the Blanket Mine in Zimbabwe, which continues to be cash generative.

Exploration at Blanket Mine’s portfolio of satellite properties was suspended in 2016 so that resources could be re-deployed at Blanket.  Since then, the Company has evaluated other investment opportunities in Zimbabwe and has concluded that the satellite properties other than GG are unattractive due to their relatively small size, low grade, limited exploration potential, operating complexity and metallurgical incompatibility with the existing Blanket Mine plant.  The GG satellite property remains on care and maintenance.

Metallurgical Process

Metallurgical plant – Blanket Mine

The Blanket gold plant established on the Blanket Mine site consists of crushing, milling, carbon-in-leach and batch elution electro-winning circuits. Recoveries in 2023 were 93.8%, the same as in 2022.

The installation of ball mill BM10 and repairs increased the metallurgical production capacity to 2,400 tonnes per day. The increased milling capacity enabled Blanket to increase tonnage milled from 1,976 tonnes per day during June 2022 to 2,379 tonnes per day on August 23, 2022. The record 770,440 tonnes milled for 2023 was 2.4% higher than the 752,033 tonnes milled in 2022.

During the fourth quarter of 2022, Blanket finished construction of a conveyor and crushing system to feed ore from the Central Shaft to a primary crusher from which it will be transported to the metallurgical plant which is located approximately 800 metres away, close to the No. 4 Shaft. The project was commissioned in November 2022.

Safety, Health and Environment

The following safety statistics have been recorded for the year 2023 and the preceding two years.

Classification	2021	2022	2023
Fatal	-	1	1
Lost time injury	3	4	9
Restricted work activity	6	4	18
First aid	1	5	1
Medical aid	21	12	7
Occupational illness	-	-	0
Total	31	26	36
Incidents	62	39	37
Near misses	22	18	19
Disability Injury Frequency Rate	0.26	0.23	0.74
Total Injury Frequency Rate	1.05	0.75	0.95
Man-hours worked (thousands)	6,199	6,947	7,531

The number of incidents as reflected in the Total Injury Frequency Rate increased in 2023 compared to 2022 and was similar to 2021. Blanket’s safety performance compares favourably with other deep level underground gold mines; however, management believes the safety performance at Blanket should be seen as a continuous focus area. The Nyanzvi 2 initiative (discussed below) is designed to increase safety awareness and reinforce strict adherence to prescribed safety procedures.

Nyanzvi Initiative

During 2023 102 employees trained on Nyanzvi 2 training. Co-creation training of the engineering leadership comprise 17 section engineers, manager, foremen and charge hands. An engineering pilot team of 11 employees was trained. Team rankings for the best performers for all departments continued in the fourth quarter of 2023.

Sources and Availability of Raw Materials

All of the raw materials the Company requires to carry on its business are available through normal supply or business contracting channels. The Company has not experienced a shortage of availability of raw materials or significant price volatility.

Exchange Controls, Social Investment and Contribution to the Zimbabwean Economy

Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa. The Company obtained necessary approvals from both the RBZ and the Reserve Bank of South Africa to transfer foreign currency during the fiscal year ended December 31, 2023.

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

Payments to the Community and the Zimbabwe Government ($’000’s)
	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government (excl. royalties)	Royalties	Total
Year 2021	1,163	948	16,426	6,083	24,620
Year 2022	888	1,200	12,060	7,124	21,272
Year 2023	1,491	550	11,871	7,316	21,228

Community and social responsibility (“CSR”) initiatives fall under seven pillars of education, health, women empowerment and agriculture, environment, charity, youth empowerment and conservation.

The main CSR programme at Blanket relates to the refurbishment of the maternity clinic, the primary and secondary schools, and the youth centre at Sitezi, which is located approximately 17km from Blanket.  Activities in respect of this project during 2023 included:

●

Completing renovations of five classrooms, three offices, one computer laboratory, and one science laboratory at Sitezi Secondary School. The renovations included tubing and wiring of electricals and putting up ceilings. Renovation of the secondary school administration block also commenced in the fourth quarter of 2023.

●

Construction of the waiting mothers’ shelter began and was at slab level by end of the fourth quarter of 2023; completion is expected in the first quarter of 2024. Repairs to the clinic buildings such as doors, windows, painting walls, and roof repairs were also done.

●

The bulk of materials, such as batteries and other accessories, for the solar plant to supply the clinic, secondary school and primary school with power, was procured in the fourth quarter of 2023 and installation is expected to start in the first quarter of 2024. The solar power will help maintain cold chains for medical supplies and samples at the clinic and provide lighting and energy supply to the clinic and the two schools for powering IT equipment such as computers and interactive boards.

●

To ensure a secure and stable supply of water for the Gwakwe Garden irrigation scheme, Blanket continued supplying irrigation water to the garden from Smiler shaft. The water augmentation project to connect four boreholes to the garden which began during the second quarter continued in the current quarter. Pipes for the pipeline were laid out, and connection to the national electricity grid was completed in the fourth quarter of 2023.

●

Work on upgrading the Sabiwa Stadium to meet the requirements of the Zimbabwe Football Association for Division 1/Premier Soccer League stadia in the country continued with the extension of the pitch and running tracks. Material for building changing rooms and ablution facilities was delivered on site with construction set for the first quarter of 2024. The stadium, which had been used exclusively by Sabiwa High School, will cater for footballing activities for the entire local community.

Blanket undertook road repairs of the old Gwanda Road, patching the potholes on the road which had become a hazard.

Under the conservation pillar, Dambari Wildlife Trust was granted $113,000 to carry out its work on conserving black and white rhinos in the Matopos Hills areas. The last disbursements of the grant were made in the fourth quarter of 2023. Dambari Trust is working with Victoria Falls Wildlife Trust as its subgrantee.

A dividend of $550,000 was paid to the Community Trust in 2023 and $450,000 in March, 2024. GCSOT has a 10% shareholding in Blanket, donated by Caledonia.

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

Refer to note 4(b)(i) of the Consolidated Financial Statements and Item 3.D – “Risk Factors”, under the subheading “We do business in countries and jurisdictions outside of the United States where different economic, cultural, regulatory, monetary and political environments could adversely impact our business, results of operations and financial condition” where the material effects of government regulations of the Company’s business are disclosed.

Investors should recognize that Blanket’s ability to implement its investment plans at its properties and interests and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalize cash from Zimbabwe.

Revenue from the sale of precious metals is recognized when the unrefined metal is accepted at the refinery (“Local lodgment date”) by Fidelity, except for the portion earmarked for export to a refiner outside of Zimbabwe. Control is transferred and the receipt of proceeds is substantially assured at point of delivery at the end refiner with the responsibility to pay. Revenue for each delivery to Fidelity is measured at the LBMA price post-delivery less 1.25% and the quantities are determined on Local lodgment date. On average, settlement occurs within 14 days of delivery from Fidelity and within 2 days from AEG.

A portion of unrefined metals produced by Blanket is exported by Caledonia to AEG, an accredited Dubai Good Delivery refinery, which makes payment to Caledonia's bank account in Zimbabwe in USD. The exported unrefined gold continues to be processed at Fidelity, a subsidiary of the RBZ, on a toll-treatment basis, in accordance with requirements of the Zimbabwe government for in-country refining and to allow the Zimbabwe authorities full visibility over the gold produced and exported by Caledonia. The resultant gold is exported under the gold dealing license that is held by Fidelity to a refinery outside Zimbabwe (i.e. AEG) which undertakes the final refining process. Caledonia receives the proceeds of the gold which it exports in its bank account in Zimbabwe within a few days of delivery to the final refiner. This arrangement in respect of production from Blanket complies with the current requirements to pay a 5% royalty on gold sales and 1.25% of gross sales which is payable to the Zimbabwean Government and deducted from USD and RTGS$ or ZiG revenues proportionately. The retention threshold remained unchanged after the introduction of the ZiG.

For deliveries exported and for deliveries that are paid by Fidelity, Blanket continues to receive 75% of its revenues in US Dollars and the balance in local currency. Revenue for the unrefined metals exported to a refiner outside Zimbabwe from the sale of precious metals is recognized when the refiner outside of Zimbabwe receives the unrefined metals (“Export lodgment date”). Control is transferred and the receipt of proceeds is substantially assured at the point of delivery. Export lodgment date revenue for each delivery is measured at the LBMA price post-delivery less a refining fee and the quantities are determined on Export lodgment date. On average settlement occurs within two days of delivery.

Revenue from the sale of precious metals at Bilboes is recognized on the Local lodgment date by Fidelity. Control is transferred and the receipt of proceeds is substantially assured at point of delivery at the end refiner with the responsibility to pay. Revenue for each delivery to Fidelity is measured at the LBMA price post-delivery less 1.25% and the quantities are determined on Local lodgment date. Part of the Bilboes revenue during the year was recognized from sales to Fidelity as a “small-scale producer”, measured at the previous day’s 6pm LBMA price less a 5% discount. The revenue was received 100% in USD and settlement occurred immediately after depositing of the bullion.

C. Organizational Structure

The Company has the following organizational structure as at April 26, 2024:

D. Property, Plant and Equipment and Exploration and evaluation assets

Overview

The Company is engaged in the exploration, development and production of gold and other precious metals from its mineral properties.  The Company’s four material mineral properties, all located in Zimbabwe, are:

●	the production stage Blanket Mine (64% interest);
●	the exploration stage Maligreen project (100% interest);
●	the development stage (sulphides) at Bilboes Project (100% interest), at which minor oxide gold production occurred during the period; and
●	the exploration stage Motapa (100% interest).

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

Certain of the information set forth in this annual report is derived from the following:

●

For the Blanket Mine, the Subpart 1300 pre-feasibility study entitled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of  December 31, 2023, prepared by Qualified Persons Mr. Craig Harvey and Mr. Marthinus van Staden. Refer to Exhibit 15.4 and Exhibit 15.8 in this report; and

●

For the Maligreen project, the Subpart 1300 initial assessment entitled “S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe”, with an effective date of  December 31, 2022, prepared by Qualified Person Mr. Uwe Engelmann.  Refer to Exhibit 15.5 in this report.

●

For the Bilboes Project the Subpart 1300 pre-feasibility study entitled “Bilboes Gold Project Technical Report Summary”, with an effective date of  December 31, 2023, prepared by Qualified Person  DRA Projects (Pty) Ltd.  Refer to Exhibit 15.6 in this report.

Mr. Craig Harvey and Mr. Marthinus van Staden, have been full-time employees of the Company as from 1 March 2023 and November 1, 2021 respectively.  Mr. Engelmann is not an employee of the Company.  Mr. Engelmann is employed by Minxcon (Pty) Ltd.  None of Mr. Engelmann or DRA Projects (Pty) Ltd is affiliated with Caledonia or another entity that has an ownership, royalty or other interest in the property that is the subject of the respective technical report summary.

Three Year Production History

The Blanket Mine is the Company’s only property with current mineral extraction.  Minor oxide extraction occurred at Bilboes in 2023.  The Bilboes oxide extraction was curtailed during 2023 favor of focusing on the larger sulphide feasibilty study. Aggregate annual production information for our properties for the years ended December 31, 2023, 2022 and 2021 is provided below on a 100% project basis, rather than an attributable basis.

Property	Ounces produced
	2023	2022	2021
Blanket	75,416	80,775	67,476
Bilboes	3,050	-	-
Total	78,466	80,775	67,476

Mineral Resources

Mineral resources are stated as exclusive of mineral reserves and as attributed values.  Ordinary kriging and inverse distance estimation methodology was employed and confined to the property boundaries to which we have legal rights to explore and mine.

The Blanket Mine mineral resources occur as underground resources and estimates have been depleted for mining. Measured, indicated and inferred mineral resources are declared due to the continuity of the geology and grade as well as a history of proven historical mining. The inferred mineral resources show geological continuity, while grade continuity requires improvement through additional drilling. A cut-off of 1.5 g/t was utilized for Blanket Mine based on an average real term gold price of US$2,150/oz based on a 10-to-15 year view for precious metals. Geological losses of 2.5% were applied to the Blanket Mine measured mineral resources, while a 5% loss was applied to the indicated mineral resource and 10% to the inferred mineral resource category.

There has been no change year on year for the mineral resources at Maligreen. All mineral resources are reported at surface (all mineral resources <220 m from surface) and underground (>220 m from surface). The mineral resources have been depleted by means of topography and mining voids.  Following confirmatory re-logging and re-sampling of historical core along with the robust geological mode, the data previous inferred mineral resources can now be declared as a measured, indicated and inferred mineral resources. A cut-off of 0.4 g/t was applied to the surface resources, while a cut-off of 1.5 g/t was applied to the underground portion based on a gold price of US$1,800/oz based on a 10-to-15 year view for precious metals. Discounts applied to the mineral resources include geological losses of 5% for measured, 10% for indicated and 15% for inferred mineral resources to account for geological, data and estimation uncertainty.

The Bilboes Mine mineral resources occur as surface resources constrained by an optimised open pit shell at a fixed gold price of US$2,400/oz in order to eliminate possible future sterlization of mineral resources due placement of surface infrastructure. All estimates have been depleted for mining and current topographical surface. Measured, indicated and inferred mineral resources are declared due to the continuity of the geology and grade as well as a history of proven historical mining. A cut-off of 0.9 g/t was utilized for Bilboes based on a gold price of US$2,400/ oz. Geological losses of 5% were applied to the measured, indicated and inferred mineral resources..

			December 31, 2023
In Situ Mineral Resources Exclusive of Mineral Reserves			Tonnes	Grade	Gold
			(Mt)	(g/t)	(koz)
Zimbabwe	Blanket Mine	Measured	2.70	3.72	323
	Underground	Indicated	2.73	3.23	283
	(64% attributable)	Measured + Indicated	5.43	3.47	606
		Inferred	5.65	3.74	679
	Maligreen	Measured	1.65	2.38	126
	Surface	Indicated	6.29	1.53	310
	(100% attributable)	Measured + Indicated	7.94	1.70	434
		Inferred	4.58	1.55	229
	Maligreen	Measured	-	-	-
	Underground	Indicated	0.09	2.76	8
	(100% attributable)	Measured + Indicated	0.09	2.89	8
		Inferred	1.59	3.75	192
	Bilboes	Measured	0.24	1.85	14
	Surface	Indicated	8.48	1.79	488
	(100% attributable)	Measured + Indicated	8.72	1.79	502
		Inferred	9.12	1.91	560
Total Measured			4.59	3.13	463
	Total Indicated		17.59	1.93	1 089
Total Measured + Indicated			22.18	2.18	1 552
	Total Inferred		20.94	2.47	1 660
	Grand total		43.11	2.32	3 212

Mineral Reserves

Mineral Reserves are stated as fully diluted, delivered to the processing plant and are backed by detailed planning such as a Life of Mine plan. Only Measured and Indicated Mineral Resources have been converted to Mineral Reserves.

At Blanket Mine, the Mineral Reserve is based on a discounted cash flow analysis, the result of which is positive over an eleven year period until 2034 and utilises only Measured and Indicated Mineral Resources. The gold price is based on commodity forecasts from a number of institutions and the average gold price over the eleven year life of mine is $1,877 per ounce. The first three years gold price is derived from the median forecast of various institutions and ends in a long term gold price of US$1,731/oz. Mineral Reserves are stated at a cut-off grade of 2.10 g/t. Production costs utilise the production history from the mine together with required capital expenditure to execute the life of mine plan. All mineral reserves at Blanket mine are from underground sources.

At Bilboes, the Mineral Reserve is based on an independent economic analysis conducted by external consultants. A production plan has been executed using a Whittle analysis with a long term gold price of $1,800 per ounce, based on a 24-month (2022-2023) trailing average gold price of US$ 1,875/oz, at a cut-off grade of 0.9 g/t. All mineral reserves from Bilboes are declared as surface reserves derived from open pit mining.

Diluted Mineral Reserves (delivered to plant)		December 31, 2023
		Tonnes (Mt)	Grade	Gold
Zimbabwe	Blanket Mine
	Proven	1.36	3.21	141
	Underground Probable (64% attributable)	3.56	3.31	379
	Proven + Probable	4.92	3.29	519
	Bilboes
	Proven	5.90	2.42	455
	Surface Probable (100% attributable)	19.10	2.31	1 418
	Proven + Probable	24.90	2.34	1 873
Total Proven		7.26	2.55	596
Total Probable		22.66	2.47	1 797
Total Proven + Probable		29.82	2.50	2 392

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

Material Properties

Blanket Mine

Property Description and Ownership

The Blanket Mine is an operating underground gold mine situated on the Gwanda Greenstone Belt (“GGB”) targeting shear zone hosted gold mineralization. The Mine complex comprises a cluster of mines extending from Lima in the north, through Eroica, Sheet, AR Main, AR South, the currently defunct Feudal, Blanket Section (Blanket 1 to Blanket 6) and Jethro over a total strike length of some 3 km. Gold has been commercially mined at the project area from several closely-spaced orebodies defining a mineralized trend via several shafts since the early 1900s. The Mine covers the operating claims of Jethro, Blanket, Feudal, Harvard, Mbudzane Rock, Oqueil, Sabiwa, Sheet, Eroica and Lima, largely encompassed in a 2,120ha Mining Lease. Ore is processed at an on-site plant. As at December 31, 2023 the net assets of Blanket Mine is $200 million.  Refer to note 28 of the Consolidated Financial Statements.

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

The table below indicates the aggregate annual production from Blanket in the last three fiscal years on a 100% project basis:

Blanket Production Statistics
Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
2021	665,628	3.36	93.9	67,476
2022	752,033	3.56	93.8	80,775
2023	770,440	3.25	93.8	75,416

The table below indicates the aggregate annual production from Blanket in the last three fiscal years on a 64% attributable project basis:

Blanket Production Statistics
Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
2021	426,002	3.36	93.9	43,179
2022	481,301	3.56	93.8	51,696
2023	493,082	3.25	93.8	48,266

Blanket Mine employs two mining methods that are well suited to the nature of the mineral deposits. The extreme variation within the Blanket Mine mineral deposits necessitates modification of the exact mining methods that suit the specific characteristics of each deposit. The general practice on the mine is to implement one of two tailored mining methods, determined mainly by the width of the mineral deposit.

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

Infrastructure at Blanket Mine as well as power and water supply are well-established infrastructure to support and sustain mining and processing operations. To date, in excess of 1 million ounces of gold have been produced from the property.

The Blanket Gold Plant established on the Blanket Mine site consists of crushing, milling, carbon-in-leach and batch elution electro-winning circuits. The plant treats an average of 62,000 tonnes per month at a recovery of approximately 94%. The recovery performance is expected to continue, while the processing rate could be increased once planned milling upgrade has been completed. Construction of phase 1A of a new tailings storage facility was completed in 2024, with a design to ensure international best practice is met whilst enabling uninterrupted production.

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

The Blanket Mine's interests in Zimbabwe include a mining lease, operating claims (i.e., on-mine), non-operating claims and a portfolio of brownfields exploration projects (satellite projects). Blanket Mine operates under a mining lease issued by the Mining Affairs Board of Zimbabwe with registered number 40 (“ML40”) which was issued under the MMA to Blanket Mine (1983) (Private) Ltd, a 64% held indirect subsidiary of the Company, on May 24, 2019 and is annually renewed. The mine’s claims under the lease cover an area of 2,120 ha.

A copy of ML40 is attached hereto as Exhibit 4.9.

Blanket Mine also has several registered claims, not incorporated under the lease. The 90 claims contiguous to the mining lease comprise a total area of approximately 998 ha. In addition, Blanket Mine holds several non-operating claims located away from ML40 and the adjoining claims described above, that form a portion of the Gwanda portfolio. These non-producing claims (satellite projects) consist of 184 blocks of registered base metal (Ni, Cu and As) and precious metal claims covering a total area of 2,433 ha. A number of claims are subject to active tribute agreements between the Mine and local small scale miners as part of the CSR.

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

Blanket Shaft (No. 4 Shaft)

No. 4 Shaft was historically the main production shaft of Blanket Mine. No. 4 Shaft has dimensions of 4 m x 2 m with two compartments. This shaft is mainly used for the hoisting of ore and waste rock from 22 Level to surface. The shaft is equipped with a 560kW thyristor driven double drum winder with a 34 mm rope and capacity of 5t per skip or 2,000 tpd.

Central Shaft

The new CMS is not lined and has a four-compartment, 6 m diameter layout, equipped with a 2 x 3,132 kW double-drum winders, one rock and the other men and material. The shaft is used as the main route for the transport of men, material, and rock.

The shaft reaches a depth of 1,201.3 meters. The man compartment has a double deck and can transport 40 persons per deck.

The Blanket Mine is an underground mine in the production stage, and a number of expansion projects have either been completed or are planned for the Blanket mining operations in order to increase production. The majority of the expansion projects will consist of the below 750 m Level (22 Level) expansion projects.

The first project included the sinking and construction of the Central Shaft in-between the AR Main and AR South/ Blanket orebodies from surface to 1,204 m (just above 38 Level) and its associated infrastructure. Sinking and equipping of the shaft, the associated ore pass system and loading station development have all been completed. Currently the water handling system is being finalized..

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

The existing infrastructure at Blanket will be utilized in parallel with new infrastructure which is specifically aimed at targeting the below 22 Level mining areas. The extensions entailed the sinking of the Central Shaft  from surface down to 1,201.3 m (just above 38 Level). 6 Winze sub-shaft located close to 5 Winze sub-shaft is used to access the Blanket complex below 22 Level and will provide secondary access to the Central Shaft.

The Central Shaft is not lined and has a four-compartment, 6 m diameter layout, equipped with 2 x 3,142 kW double-drum winders, one for rock and the other for men and material.

On surface, a 1050 mm wide, 152 m long overland ore conveyor will transport the hoisted rock at CMS to the primary crusher and then to an ore dump.

Additional supporting surface infrastructure will include shaft offices, change rooms, lamp rooms, etc. New housing for both senior and junior staff is also planned in anticipation of the increased production profile.

A TSF is also located near the project area. The labour force and their families reside within a kilometre of the mine in accommodation provided by the mine.

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

ZESA supplies power to Blanket Mine from their main Eagle Vulture 132KV/33KV substation about 17km out of Gwanda. The main supplies are the 33 kV and the 11 kV overhead lines. The 33 kV supply feeds Lima, Reclamation, the main substation at No. 4 Shaft (and adjacent to the processing plant) and Central Shaft and New Compressors. The 11 kV supply feeds slimes dam, Smiler shaft and the village. The 11 kV is further transformed to 550 V supply at Smiler and at Slimes dam. The ZESA power allocation to No. 4 Shaft, Central Shaft, Jethro Shaft, 5 Winze and 6 Winze Complex is 18MVA with a current nominal maximum demand (“NMD”) of 18MVA.  An additional (Mtshabezi line) feeder is installed with a current nominal maximum demand (“NMD”) of 7 MVA.

Blanket Mine has investigated and approved the option of employing a solar power plant to supplement existing power supply to the Blanket Mine. The solar plant was installed and commissioned in February 2023. The solar plant supplies 12 MW AC to the Blanket Mine power supply during daytime.

Blanket also has 4 x 2.5 MVA generators at No. 4 Shaft with total installed capacity of 10 MVA. Additional standalone diesel generators with suitable switchgear, transformers, and controls were also installed at CMS to ensure that the mine can stay operational during power interruptions. This additional installation has a total installed capacity of 8 MVA. Total installed generator capacity at Blanket is 18 MVA

The following initiatives have been implemented or are planned to alleviate the power issues:

●	Increased Blanket’s diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects but only on a stand-by basis.
●

On the incoming ZESA supply line at the No. 4 Shaft, Blanket installed two 10MVA auto tap transformers to  protect equipment at No. 4 Shaft and the main metallurgical plant from voltage fluctuations on the incoming grid supply. Following the installation of these transformers, Blanket has used less diesel in the production of gold.

●

On the incoming ZESA supply line at the Central Shaft, two 10MVA autotap transformers were installed in the fourth quarter of 2022 at a cost of $0.9 million. This installation reduced the voltage fluctuations and reduced the power cost and diesel usage allocated to capital projects during the fourth quarter of 2023 and thereafter should reduce operational expenditure when the Central Shaft starts to hoist ore.

●

Caledonia’s 12.2 MWac solar plant, fully commissioned early February 2023, provides approximately 27% of     Blanket’s average daily electricity demand. The plant has been providing power to Blanket from its initial connection to the Blanket grid in November 2022. The project was completed at a cost of $14.2 million in 2023  (including construction costs and other project planning, structuring, funding and administration costs).

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

Water for the operations is sourced from the Blanket Dam that is situated on the Mtshabezi River and owned by the Zimbabwe National Water Authority (“ZINWA”). The use of this water is authorized through a contract agreement between Blanket Mine and ZINWA in terms of the Zimbabwe National Water Authority Act (Chapter 20:251).

The agreement is valid for one-year periods and is renewed annually. ZINWA sends the renewable agreement for signing to Blanket on an annual basis. Blanket continues to extract water in at a rate of USD $0.17/m3.

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

In Zimbabwean mining legislation, an Environmental Impact Assessment (“EIA”) is not required in order to issue a mining license, and in terms of the EM Act and its First Schedule is only required prior to commencement of mining and forms part of the planning process. Blanket Mine was established in the early 1900s, long prior to the implementation of governing mining and environmental laws. As such, it appears that an EIA is not required for the Blanket Mine. However, the Company is in constant communication with the Environmental Management Agency (“EMA”) regarding environmental permitting requirements and an EIA was completed for the Mine in 1995. Should the EMA communicate that an EIA certificate for the Mine be obtained, the Company will submit all relevant and associated applications to obtain such and remain fully compliant.

Blanket Mine holds EIA certificates as issued by the EMA for the solar plant, both the old and new TSFs. The new TSF is currently operating under the authorisation granted through the approval of the Environmental Impact Assessment, and a licence will be issued by the Zimbabwean EMA.

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

Mineral Resource and Mineral Reserve Estimates

The mineral resources reported here are estimated by the QP as at December 31, 2023 and presented in other disclosures and utilised for the updated 2023 mineral reserve estimation. The QP has updated the mineral resource estimate based on the incorporation of significant new drilling data obtained for Blanket Mine.  Refer to Exhibit 15.4 or the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023, for key assumptions, parameters, and methods used to estimate the mineral resources and risks that could materially affect the mineral resource.

The measured and indicated mineral resource estimates for 2023 are reported in compliance with Subpart 1300, in situ as at December 31, 2023 and exclusive of mineral reserves.

Mineral Resource Classification	Orebody	Tonnes	Au Grade	Au Content
		Kt	g/t	Koz
	ARM	653	3.12	66
	ARS	329	3.70	39
	ARS_Ext	11	1.83	1
	BF	89	3.58	10
	BLK1	136	3.74	16
Measured (2.5% Geological Loss)	BLK2	148	3.66	17
	BLK3	109	3.44	12
	BLK4_5	194	3.85	24
	BLK6	48	3.79	6
	BQR	482	4.31	67
	ERC	208	4.93	33
	Jethro	53	3.11	5
	Lima	151	3.64	18
	Sheet	88	2.99	9
Measured Total		2,700	3.72	323
	ARM	475	2.68	41
	ARS	337	3.13	34
	ARS_Ext	50	2.31	4
	BF	103	3.04	10
	BLK1	232	3.19	24
	BLK2	228	3.86	28
	BLK3	66	2.45	5
Indicated (5% Geological Loss)	BLK4_5	70	2.99	7
	BLK6	17	4.17	2
	BQR	711	3.45	79
	ERC	144	4.69	22
	Jethro	177	2.82	16
	Lima	74	3.44	8
	Sheet	41	2.60	3
Indicated Total		2,726	3.23	283
Measured + Indicated Total		5,426	3.47	606

Notes:

1.	Cut-off applied 1.5 g/t.
2.	Geological loss applied: Measured 2.5%, Indicated 5%, Inferred 10%.
3.	Commodity price utilised: USD2,150/oz
4.	Mineral resources are stated exclusive of mineral reserves.
5.	Mineral resources are reported as 64% attributable to Caledonia.
6.	All orebodies are depleted for mining.
7.	Plant recovery factor of 94% applied.

In situ inferred mineral resource tabulation for Blanket Mine as at December 31, 2023:

Mineral Resource Classification	Orebody	Tonnes	Au Grade	Au Content
		Kt	g/t	Koz
	ARM	299	2.87	28
	ARS	170	3.88	21
	ARS_Ext	68	3.48	8
	BF	150	3.05	15
	BLK1	871	3.20	90
	BLK2	584	4.91	92
	BLK3	73	3.33	8
Inferred (10% Geological Loss)	BLK4_5	269	3.32	29
	BLK6	83	3.57	10
	BQR	1,900	3.71	227
	ERC	928	4.30	128
	Jethro	108	3.28	11
	Lima	95	3.41	10
	Sheet	47	2.52	4
Inferred Total		5,646	3.74	679

Notes:

1.	Cut-off applied 1.5 g/t.
2.	Geological loss applied: Measured 2.5%, Indicated 5%, Inferred 10%.
3.	Commodity price utilised: USD2,150/oz.
4.	Mineral resources are stated exclusive of mineral reserves.
5.	Mineral resources are reported as 64% attributable to Caledonia.
6.	All orebodies are depleted for mining.
7.	Plant recovery factor of 94% applied.

A comparison of the measured, indicated and inferred mineral resource estimates as at 31 December 2023 with those of 31 December 2022 are shown below.  The most significant reasons for the changes are as a result of:

●	Updates to domain orebody wireframes due to the deep drilling and short hole drilling campaigns, additional sampling information; and continuous geological modelling.
●	57,465 sampling data points added since the 2022 estimates (32% increase).
●

Geological losses of 2.5% applied to 2023 measured mineral resource estimate (2022: 0%), 5.0% applied to indicated mineral resource estimate (2022: 5.0%) and 10.0% applied to inferred mineral resource estimate (2022: 5%)

●	The commodity price used was USD2,150/oz in 2023 and USD1,800 in 2022, with no change to the cut-off of 1.5g/t.
●	The inferred resources have diminished due to upgrading mineral resources to the indicated category.

	December 31, 2023			December 31, 2022			% Variance
Mineral Resource Classification	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Measured Total	2,700	3.72	323	1,855	3.10	185	45%	20%	74%
Indicated Total	2,726	3.23	283	2,363	2.89	220	15%	12%	29%
M&I Total	5,426	3.47	606	4,218	2.98	405	29%	16%	50%
Inferred Total	5,646	3.74	679	5,748	2.92	539	-2%	-28%	26%
Grand total	11,071	3.61	1,285	9,967	2.94	944	11%	23%	36%

Notes:

1.	Cut-off applied 1.5 g/t .
2.	2022 - No geological loss applied for measured, 5% for indicated and inferred
3.	2023 – Measured 2.5%, Indicated 5%, Inferred 10%
4.	2022 - Commodity price of $1,800/oz
5.	2023 – Commodity price of $2,150/oz
6.	Mineral resources are reported as 64% attributable to Caledonia
7.	All orebodies are depleted for mining.
8.	Mineral resources are stated exclusive of Mineral Reserves.
9.	Plant recovery factor of 94% applied.

Refer to Exhibit 15.4 or the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023 for further key assumptions, parameters, and methods giving rise to the changes above.

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

In addition, as of the date of this Annual Report, all mineral reserves are covered by required permits and governmental approvals. The updated mineral reserve estimation as of December 31, 2023, is detailed in the table below. Mineral reserves are stated as delivered to plant.

Mineral Reserve Classification	Tonnes	Grade	Au Content
	Kt	g/t	Kg	Koz
Proven	1,363	3.21	4,377	141
Probable	3,555	3.31	11,782	379
Total	4,918	3.29	16,158	519

Notes:

1.	Mineral reserve cut-off of 2.1 g/t applied.
2.

The gold price that has been utilised in the economic analysis (as included in the S-K 1300 Technical Report Summary on the Blanket Gold Mine (refer to Exhibit 15.4) to convert diluted measured and indicated mineral resources in the life of mine plan to mineral reserves is an average real term price of USD1,877/oz over the life of mine, using the forecast prices as per economic analysis included in the S-K 1300 Technical Report

3.	Metallurgical recovery of 94% applied.
4.	The mineral reserve estimation utilises the 2023 mineral resource with the December 31, 2023 mine design and life of mine plan.
5.	Mineral reserves are reported as 64% attributable to Caledonia.

An uneconomical tail containing 212.5 koz of gold has been excluded from the mineral reserve, since it is not economical on its own.

The mineral reserves for the estimate as of 31 December 2023 compared with that of 31 December 2022 is presented below.

	December 31, 2023				December 31, 2022				% Variance
Mineral Reserve Classification	Tonnes	Grade	Au Content		Tonnes	Grade	Au Content		Tonnes	Grade	Au Content
	kt	g/t	kg	oz	kt	g/t	kg	oz	kt	g/t	kg	oz
Proven	1,363	3.21	4,377	141	1,191	3.23	3,842	124	14%	-1%	14%	14%
Probable	3,555	3.31	11,782	379	1,300	2.92	3,801	122	173%	13%	211%	211%
Total	4,918	3.29	16,158	519	2,491	3.07	7,643	246	97%	7%	111%	111%

On a total mineral reserve basis, there is a material change in the estimates.   The reason for this is as follows:

●

The results of ongoing deep exploration drilling at Blanket has resulted in a substantial amount of previously inferred mineral resources being converted to indicated mineral resources, while maintaining similar levels of inferred mineral resources. On mine drilling has targeted previously indicated or inferred mineral resources in proximity to current mine workings and drilled this to increase the confidence levels.

●

Results of the long hole exploration drilling, published on July 10, 2023 and January 30, 2024, intersected wider orebodies with better grade than initially expected. These expectations were derived from the 2022 resource modelling as targets for the drilling programs.

Refer to Exhibit 15.4 or the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023 for key assumptions, parameters, and methods used to estimate the mineral reserves and risks that could materially affect the potential development of the mineral reserves.

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

The ongoing underground drilling program at Blanket targeted the Eroica, Blanket and AR south ore bodies and has yielded encouraging results which were published on July 10, 2023 and January 30, 2024. Total drilling for 2023 was 13,280 metres and the results indicate that the existing Blanket, Eroica and AR South ore bodies have grades and widths which are generally better than expected.

The appropriate QAQC procedures were applied to satisfy best practice guidelines including the use of blanks, standards and duplicates.  These procedures with respect to sample preparation, analyses, security and data validation and verification are detailed in Exhibit 15.4 titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023.

Bilboes

Property Description and Ownership

Bilboes owns three groups of claims that consists of four open pit mining properties in Matabeleland North Province of Zimbabwe. These open pits are referred to as Isabela North; Isabela South; McCays and Bubi (“Isabella McCays-Bubi”), as shown in the location map below. The first three are situated 80 km due north of Bulawayo whilst Bubi is 100 km due north east of Bulawayo and about 32 km northeast of Isabella. The Isabella McCays-Bubi properties comprise 131 claim blocks covering an area of 3,114.7 ha. A summary for each of the three groups of claims is contained in the table below. Additional ground is held at When, Sandy, Eastnor and Ferroro (3,935 ha). Collectively, these properties are referred to as the Bilboes Project.

The Bilboes Project is considered a development stage property because the company has identified a Subpart 1300 mineral reserve, but has not commenced material extraction. Caledonia acquired the Bilboes Project on January 6, 2023 by issuing shares to the value of $65.7 million. As at December 31, 2023, the net assets of the Bilboes Project is $73.6 million.

Location Map of Bilboes Properties

Source: DRA Projects (Pty) Ltd

Bilboes claims:

Group of Claims	Mining District	Province	No. of Blocks	Area (ha)	Coordinate X1	Coordinate Y1
Calcite and Kerry (Isabella Mine)	Bulawayo	Matabeleland North	49	1,894.4	662,106	7,846,712
Ruswayi (McCays Mine)	Bulawayo	Matabeleland North	3	330	666,339	7,849,975
Chikosi (Bubi Mine)	Bulawayo	Matabeleland North	48	507.2	684,838	7,865,515
Total			130	2,731.6

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

Exploration for sulphide mineral resources began in 1994/95, with a sum of 17,650 m of exploratory drilling being completed by 1999, covering a strike length of 3,440 m. A maiden mineral resource estimate for the sulphide mineral resources was completed by SRK Consulting in 2009.

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold.

The table below indicates the aggregate annual production from Bilboes in the last three fiscal years on a 100% project basis:

Bilboes Production Statistics
Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
2021	-	-	-	-
2022	-	-	-	-
2023	154,054	1.15	54.0	3,050

Present Conditions and Infrastructure

The overall site plan is shown in the figure below (“Overall site plan”) and includes major facilities of the Project including the Isabella North and South, McCays and Bubi open pit mines, gold processing plan, TSF, Waste Stockpiles, demarcated areas for mine buildings and accommodation facilities, main power line internal mine roads and access public roads.

Grid power will be supplied from the Zimbabwe National Grid by constructing a 70 km 132 kV Lynx line from Shangani Substation. To feed the line, a line bay will be constructed at Shangani. A mine substation will be constructed at Isabella. The estimate received is for a 132kV substation, equipped with a 50 MVA 132/33 kV step-down transformer.

Raw water will be provided from open pit dewatering and the wellfield boreholes located across the mine license area.

Overall site plan

Source: DRA Projects (Pty) Ltd

Permitting, Licenses and Encumbrances

Bilboes is compliant in terms of authorizations and adheres to all government protocols and regulations as required.

Bilboes has been operating in Matabeleland since 1989. It holds the necessary mining permits and complies with the terms of the Mines and Minerals Act and allied regulations with respect to all of their claims and in particular that all of the registration certificates are valid, and the protection certificates are up to date. Bilboes thus requires no further permits to explore or produce from the current operational areas, but further permits will be required for the proposed haul road between Bubi and Isabella plant.

Further exploration outside the current claims will require approvals by the EMA who may request an EIA study.

SLR Consulting based in South Africa in partnership with the local GryinOva Environmental Consultants conducted an ESIA study for the project  and an EIA certificate of approval was issued by EMA in February 2021 and the certificate was valid for 2 years and subject to renewal on an annual basis for the duration of the operations. The current EIA certificate expires in March 202554. The conditions of renewal are notification to the agency of any changes in the project, compliance to the approved environmental plan and submission of progress report on the project. There is no reason that the renewal will not be granted.

Bilboes also hold 3,935 ha of additional claims and 51,900 ha of exploration licenses referred to as Exclusive Prospecting Orders (EPOs) around Isabella-McCays-Bubi and the Gweru area. These claims and EPOs have highly prospective targets which offer Bilboes excellent prospects for organic growth. The company has applied for an extension of the EPOs tenure for a further 3 years after the initial 3-year tenure expired in July 2021. The decision on the EPO applications is pending.

Geological setting, Mineralization and Deposit

The Bubi Greenstone Belt covering the Bilboes Properties consists of volcanic rocks of the Upper Bulawayan Group capped by sedimentary sequences of the Shamvaian Group locally represented by Mdutjana and Dagmar Formations respectively as shown in the figure below (“Regional Geological Map showing Bilboes Properties”). The deposits occur within the meta-volcanic and meta-sediments close to the contact between these two stratigraphic units.

Regional Geological Map showing Bilboes Properties

Source: Ngilazi and Martin ’17

Stratigraphy

The Bilboes stratigraphic presentation is depicted in the figure below:

Bilboes Site Stratigraphy

Deposit Types

Mineralization at Bilboes’ four properties are Archaean lode, structurally controlled deposits. It consists of silicified stock-works/veins. The veins comprise pyrite and arsenopyrite. Gold is disseminated within the sulfide mineralization and is refractory. The mineralized zones are often subparallel to each other and are hosted in a much broader shear zone. The best mineralized zones are associated with brecciation and silicification.

Mineral Resource and Mineral Reserve Estimates

The mineral resources reported here are estimated by the QP as at December 31, 2023 and presented in other disclosures and utilised for the updated 2023 mineral reserve estimation.   Refer to Exhibit 15.6 or the technical report summary titled “Bilboes Gold Project Technical Report Summary”, with an effective date of December 31, 2023, for key assumptions, parameters, and methods used to estimate the mineral resources and risks that could materially affect the mineral resource.

The measured and indicated mineral resource estimates for 2023 are reported in compliance with Subpart 1300, in situ as at December 31, 2023 and exclusive of mineral reserves.

Mineral Resource	Orebody	Tonnes	Au Grade	Au Content
Classification		Kt	g/t	Koz
	Isabella South	34	1.80	2
Measured	Isabella North	82	2.40	6
	Bubi	59	1.22	2
	McKays	66	1.77	4
Measured Total		241	1.85	14
	Isabella South	1,043	2.07	69
Indicated	Isabella North	1,734	2.29	127
	Bubi	4,437	1.51	215
	McKays	1,261	1.85	75
Indicated Total		8,475	1.79	487
Measured + Indicated Total		8,716	1.79	502

Notes:

1.	S-K 1300 definitions observed for classification of Mineral Resources.
2.	Mineral Resources are reported exclusive of Mineral Reserves
3.	Block bulk density interpolated from specific gravity measurements taken from core samples.
4.	Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software at a gold price of US$2,400/oz and a 0.9 g/t cut-off grade.
5.

Mineral Resources are not Mineral Reserves and have no demonstrated economic viability. The estimate of Mineral Resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).

6.	Numbers may not add due to rounding.
7.	The Mineral Resource Estimate has been depleted to reflect mining up to 31 December 2023
8.	Effective Date of Resource Estimate is 31 December 2023.

Mineral Resource Classification	Orebody	Tonnes	Au Grade	Au Content
		Kt	g/t	Koz
	Isabella South	1,335	1.80	77
Inferred	Isabella North	1,613	2.18	113
	Bubi	5,116	1.80	296
	McKays	1,054	2.16	73
Inferred Total		9,118	1.91	559

Notes:

1.	S-K 1300 definitions observed for classification of Mineral Resources.
2.	Mineral Resources are reported exclusive of Mineral Reserves
3.	Block bulk density interpolated from specific gravity measurements taken from core samples.
4.	Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software at a gold price of US$2,400/oz and a 0.9 g/t cut-off grade.
5.

Mineral Resources are not Mineral Reserves and have no demonstrated economic viability. The estimate of Mineral Resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).

6.	Numbers may not add due to rounding.
7.	The Mineral Resource Estimate has been depleted to reflect mining up to 31 December 2023
8.	Effective Date of Resource Estimate is 31 December 2023.

No S-K 1300 compliant mineral resources had been identified at Bilboes as of the previous year end, December 31, 2022.  Accordingly, the Company has omitted a comparison of the mineral resources between December 31, 2023 and 2022.

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

Mineral Reserve Classification	Tonnes	Grade	Au Content
	Mt	g/t	Kg	Koz
Proven	5.9	2.42	14,152	455
Probable	19.1	2.31	44,104	1,418
Total	24.9	2.34	58,256	1,873

Notes:

1.	S-K 1300 definitions observed for classification of Mineral Reserves.
2.	All tonnes quoted are dry tonnes
3.	Mineral Reserves are reported fully diluted delivered to plant
4.	Mineral Reserves are reported as constrained by an optimal pit shell at a gold price of US$1,800/ox and a 0.9 g/t cut-off grade.
5.	5% Ore loss and 4% dilution applied
6.	Gold recovery ranges between 83.62% to 88.88% dependent on mining area and ore type being processed
7.	Numbers may not add due to rounding.
8.	No metal equivalents are reported.
9.	Effective Date of Mineral Reserve Estimate is 31 December 2023.

No S-K 1300 compliant mineral reserves had been identified at Bilboes as of the previous year end, December 31, 2022.  Accordingly, the Company has omitted a comparison of the mineral reserves between December 31, 2023 and 2022.

Exploration and Planned Work

Plans are commissioned to complete the Caledonia feasibility study on the Bilboes sulphide project to estimate the funding requirements and commence development of the sulphides project.

Maligreen

Property Description and Ownership

On September 23, 2021, Caledonia announced that it had entered into an agreement to purchase 100% ownership of mining claims over Maligreen, a property situated in the Gweru mining district in the Zimbabwe Midlands, for a total cash consideration of US$4 million. The claims were purchased to further explore and the exploration and evaluation asset is disclosed in note 17 of the Consolidated Financial Statements. No production activities have taken place while under the control of the Company. As at December 31, 2023, the exploration and evaluation cost, as included in note 17 of the Consolidated Financial Statements, is $6.0 million.

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

Source: Minxcon (2022)

Caledonia Holdings Zimbabwe (Private) Limited is in possession of a Mining Lease No.44 over Silobela Communal Land (SR 67/2024), issued January 12, 2024 by the Mining Affairs Board following the gazette of the mining lease for objections on October 20, 2023. As per the Mines and Mineral bill, 2022 Section 137 (5) and (6), an approved plan of 110, 9903 ha (diagram GS No. 84/2024) was submitted and filled at the Surveyors General’s Office, dated April 24, 2024.

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

Mineral Resources Estimate

Refer to Exhibit 15.5 or the technical report summary titled “S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe”, with an effective date of December 31, 2022, for key assumptions, parameters, and methods used to estimate the mineral resources and risks that could materially affect the mineral resource. This technical report summary estimated the mineral resources at the Maligreen Gold Project as at December 31, 2022.  Qualified Person Uwe Engelmann has confirmed that there was no change in the mineral resource estimate between December 31, 2022 and December 31, 2023.

The mineral resources have been depleted by means of the topography and mining voids. Discounts applied to the mineral resources include geological losses of 5% for Measured, 10% for Indicated and 15% for Inferred mineral resources to account for geological, data as well as estimation uncertainty. The gold content conversion calculations utilise a conversion of 1 kg = 32.15076 oz and all tonnages are reported in metric tonnes. Inferred mineral resources have a low level of confidence and while it would be reasonable to expect that the majority of Inferred mineral resources would upgrade to Indicated mineral resources with continued exploration, due to the uncertainty of Inferred mineral resources, it should not be assumed that such upgrading will occur.

The mineral resources are declared as the portion of the Resource that is potentially mineable from open pit as well as from underground, as part of the reasonable prospects for eventual economic extraction. An optimised pit was generated to evaluate the depth to which surface mining could occur. Based on this analysis a depth of 220 m was defined as the level to which surface mining can occur and is reported at a 0.4 g/t cut-off (Table: Surface Mineral Resource for Maligreen Gold Mine as at December 31, 2023). Below this all mineral resources are declared as underground, with a 1.5 g/t cut-off.

Surface Mineral Resource Tabulation for Maligreen as at December 31, 2023.

Domain	Mineral Resource Category	Tonnes (Less Geological Losses)	Gold Grade	Gold Content
		Mt	g/t	koz
	Measured	0.30	0.87	8.3
North	Indicated	3.01	1.38	133.1
	Total Measured and Indicated	3.30	1.33	141.4
	Inferred	1.01	1.09	35.5
	Measured	1.35	2.70	117.2
South	Indicated	0.75	4.17	101.9
	Total Measured and Indicated	2.10	3.23	218.2
	Inferred	0.49	6.05	95.3
	Indicated	1.68	0.80	43.1
SplayNW	Total Measured and Indicated	1.68	0.80	43.1
	Inferred	2.08	0.81	54.0
	Indicated	0.85	1.15	31.4
SplaySW	Total Measured and Indicated	0.85	1.15	31.4
	Inferred	1.00	1.37	44.0
Total Measured and Indicated		7.94	1.70	434.1
Total Inferred		4.58	1.55	228.8

Notes:

1.	Mineral resource Cut-off of 0.4 g/t Au applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.
3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total Mineral resources and 100% attributable to Caledonia.
5.	Plant recovery factor of 80% applied.

Underground Mineral Resource Tabulation for Maligreen as at December 31, 2023.

Domain	Mineral Resource Category	Tonnes (Less Geological Losses)	Gold Grade	Gold Content
		Mt	g/t	koz
	Indicated	0.09	2.88	8.2
North	Total Measured and Indicated	0.09	2.88	8.2
	Inferred	1.13	2.42	87.7
	Indicated	0.00	12.57	0.0
South	Total Measured and Indicated	0.00	12.57	0.0
	Inferred	0.33	8.69	93.5
SplayNW	Inferred	0.13	2.51	10.3
SplaySW	Inferred	0.00	1.58	0.0
Total Measured and Indicated		0.09	2.89	8.2
Total Inferred		1.59	3.75	191.5

Notes:

1.	Mineral resource Cut-off of 1.5 g/t Au applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.
3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total mineral resources and 100% attributable to Caledonia.
5.	Plant recovery factor of 80% applied.

The combined surface and underground mineral resource is shown in the below table, this shown at 0.4 g/t and 1.5 g/t for surface and underground respectively.

Total Mineral Resource Tabulation for Maligreen as at December 31, 2023.

Domain	Mineral Resource Category	Tonnes (Less Geological Losses)	Gold Grade	Gold Content
		Mt	g/t	koz
	Measured	0.30	0.87	8.3
North	Indicated	3.09	1.42	141.3
	Total Measured and Indicated	3.39	1.37	149.6
	Inferred	2.14	1.79	123.2
	Measured	1.35	2.70	117.2
South	Indicated	0.75	4.17	101.0
	Total Measured and Indicated	2.10	3.23	218.2
	Inferred	0.82	7.12	188.8
SplayNW	Indicated	1.68	0.80	43.1
	Total Measured and Indicated	1.68	0.80	43.1
	Inferred	2.21	0.91	64.3
SplaySW	Indicated	0.85	1.15	31.4
	Total Measured and Indicated	0.85	1.15	31.4
	Inferred	1.00	1.37	44.0
Total Measured		1.65	2.37	125.5
Total Indicated		6.37	1.55	316.8
Total Measured and Indicated		8.03	1.71	442.3
Total Inferred		6.17	2.12	420.3

Notes:

1.	Mineral resource Cut-off of 0.4 g/t Au for surface and 1.5 g/t Au for underground applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.
3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total mineral resources and 100% attributable to Caledonia.
5.	Plant recovery factor of 80% applied.

Exploration and Planned Work

There has been no further exploration activities at the Maligreen property during 2023.

Any future work will be conducted in line with QAQC protocols as described in the Technical Report Summary for Maligreen, Exhibit 15.5.

Motapa

Property Description and Ownership

The Motapa project is an exploration stage project at which no Subpart 1300 mineral reserves or mineral resources have been identified.  The registered mining lease held by Arraskar (the “Motapa Mining Lease”) covers an area of 2,224 ha located in a brownfield exploration and mining area in the Inkosikazi resettlement area, Matabeleland North. The Motapa Mining Lease covers a geological strike close to 5 km. Motapa is accessed by wide tar road from Bulawayo for the first 40 km followed by a poorly maintained narrow-width tarred section for 65 km. An extensive gravel road network links various sites at the Motapa Mining Lease area.  As at December 31, 2023, the exploration and evaluation cost of the Motapa project was $10.6 million.  Refer to note 17 of the Consolidated Financial Statements for more information.

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

Exploration and Planned Work

Substantive exploration work at Motapa can commence after an Environmental Impact Assessment (“EIA”) has been approved by the Zimbabwe authorities. An EIA report was submitted in July 2023 and certification was received in August 2023 paving way for exploration work to commence.

The Motapa exploration program entails the exploration of the deeper lying sulphide mineralisation at Motapa and will be achieved through a combination of reverse circulation and diamond drilling. It is planned to commence at a later date still to be determined.

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

Revenue

Revenue increased to $146,314,000 in fiscal year 2023 from $142,082,000 in fiscal year 2022, (2021: $121,329,000). Gold produced was 78,466 oz. (2022: 80,775 oz.; 2021: 67,476 oz). The increase in revenue was due to an increase in the average realized gold price received to $1,910 per oz. (2022: $1,772 per oz.; 2021: $1,766 per oz.), offset by lower ounces sold in 2023 compared to 2022 (see below).

Gold price

Average realized gold price per ounce is a non-IFRS measure which management believes assists the stakeholders in understanding the average price obtained for an ounce of gold.

Our revenues are primarily derived from the sale of gold produced by Blanket Mine. As a result, our revenues are directly influenced by the average realized gold price obtained from the sale of gold. The gold prices obtained may fluctuate widely and are influenced by factors beyond the control of the Company. The table below indicates the average realized gold price per ounce obtained for the 2023, 2022 and 2021 fiscal years.

$’000	2021	2022	2023
Revenue (IFRS)	121,329	142,082	146,314
Revenue from silver sales	(122)	(116)	(118)
Revenue from gold sales	121,207	141,966	146,196
Gold ounces sold	68,617	80,094	76,532
Average realized gold price per ounce	1,766	1,772	1,910

Gold produced

Tonnes milled, average grades, recoveries and gold produced are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz.)
Quarter 1	2021	148,513	2.98	93.0	13,197
Quarter 2	2021	165,760	3.34	93.8	16,710
Quarter 3	2021	179,577	3.48	94.2	18,965
Quarter 4	2021	171,778	3.57	94.3	18,604
Year	2021	665,628	3.36	93.9	67,476
Quarter 1	2022	165,976	3.69	94.1	18,515
Quarter 2	2022	179,118	3.71	93.9	20,091
Quarter 3	2022	198,495	3.53	93.6	21,120
Quarter 4	2022	208,444	3.37	93.7	21,049
Year	2022	752,033	3.56	93.8	80,775
Quarter 1	2023	170,721	3.11	93.8	16,036
Quarter 2	2023	179,087	3.22	94.0	17,436
Quarter 3	2023	208,902	3.46	93.7	21,772
Quarter 4	2023	211,730	3.17	93.6	20,172
Year	2023	770,440	3.25	93.8	75,416
Quarter 1	2024	175,101	3.23	93.9	17,050

Ounces produced decreased by 6.6% from 2022 to 2023. Tonnes milled in the year were 2.5% higher than 2022. Recoveries in the year remained the same as in 2022.

Production cost

Production cost includes salaries and wages, on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production cost for 2023, 2022 and 2021 is summarized below.

$ ‘000	2023	2022	2021

Blanket Mine	69,591	62,998	53,126
Salaries and wages	23,227	23,037	20,609
Consumable materials	26,017	23,601	17,375
Consumable materials – COVID-19	–	311	297
Electricity costs	13,496	9,634	10,407
Safety	1,155	998	774
Cash-settled share-based expense	637	853	692
On mine administration	2,669	2,736	1,806
Security	1,020	1,093	826
Solar operations and maintenance services	647	–	–
Obsolete inventory	282	563	36
Pre-feasibility exploration costs	441	172	304

Bilboes	13,118	–	–
Salaries and wages	2,796	–	–
Consumable materials	8,402	–	–
Electricity costs	553	–	–
Cash-settled share-based expense	23	–	–
On mine administration	1,344	–	–

	82,709	62,998	53,126

On-mine cost, all-in sustaining cost (“AISC”) and all-in cost per ounce

On-mine cost, AISC and all-in cost per ounce are non-IFRS cost measures which management believes assist the stakeholders in understanding the cost structures of the Company. The table below reconciles production cost as stated in terms of IFRS to these cost measures.

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

ii.

All-in sustaining cost (“AISC”) per ounce, which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the producing mines (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and reserve base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the long-term incentive plan awards (the “LTIPs”) less silver by-product revenue.

iii.	All-in cost per ounce, which shows AISC per ounce plus the additional costs associated with activities that are undertaken to increase production (expansion capital investment).

Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce For 12 months ended December 31
($’000’s, unless otherwise indicated)
	Bilboes Oxides		Blanket		Consolidated
	2023	2022	2023	2022	2023	2022

Production cost (IFRS)	13,094	-	69,615	62,998	82,709	62,998
COVID-19 labour and consumable expenses	-	-	-	(311)	-	(311)
Cash-settled share-based expense	(10)	-	(650)	(853)	(660)	(853)
Less exploration and safety costs	-	-	(1,155)	(998)	(1,155)	(998)
On-mine admin costs, employee incentives and intercompany adjustments	-	-	(797)	(1,970)	(797)	(1,970)
On-mine production cost*	13,084	-	67,013	58,866	80,097	58,866
Gold sales (oz)	3,050	-	73,482	80,094	76,532	80,094
On-mine cost per ounce ($/oz)	4,290	-	912	735	1,047	735

Royalty	319	-	7,318	7,124	7,637	7,124
Exploration, remediation and permitting cost	-	-	55	146	55	146
Sustaining capital expenditure#	154	-	17,199	1,880	17,353	1,880
Sustaining administrative expenses&	-	-	8,485	3,191	8,485	3,191
Inventory write-down	-	-	(283)	(563)	(283)	(563)
Silver by-product credit	(4)	-	(114)	(116)	(118)	(116)
Cash-settled share-based payment expense included in production cost	-	-	660	853	660	853
Cash-settled share-based payment expense	-	-	463	609	463	609
Equity-settled share-based payment expense	-	-	640	484	640	484
Procurement margin included in on-mine cost*	-	-	(4,422)	(2,163)	(4,422)	(2,163)
All-in sustaining cost	13,553	-	97,014	70,311	110,567	70,311
Gold sales (oz)	3,050	-	73,482	80,094	76,532	80,094
AISC per ounce ($/oz)	4,444	-	1,320	878	1,445	878

Non-sustaining administrative expenses&	-	-	6,044	10,918	8,944	10,918
Permitting and exploration expenses	-	-	32	59	32	59
Covid 19 expenses	-	-	-	311	-	311
Non-sustaining capital expenditure#	-		12,253	45,555	12,253	45,555
Total all-in cost	16,453	-	115,343	127,154	131,796	127,154
Gold sales (oz)	3,050	-	73,482	80,094	76,532	80,094
All-in cost per ounce ($/oz)	5,394	-	1,570	1,588	1,722	1,588

*

The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party.  The procurement margin on these sales is deducted from all-in sustaining costs and all-in costs as these numbers represent the consolidated costs at a group level, excluding intercompany profit margins.

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

On-mine cost

On-mine cost comprises labour, electricity, consumables, and other costs such as security and insurance which are directly related to production. Production costs are detailed in note 9 to the Consolidated Financial Statements. On-mine costs include the procurement margin paid to CMSA. CMSA purchasing represents a fair value that Blanket would pay for consumables if they were sourced from a third party and intercompany margins are not eliminated to calculate on-mine cost.

On-mine cost per ounce for the year was 42.5% higher than the previous year due to Bilboes costs being included.

The increase in on-mine cost per ounce compared to the comparative fourth quarter for 2023 is illustrated in the graph below.

The cost of oxide mining at Bilboes contributed $106 per ounce to the overall increase in the on-mine cost per ounce. The large amount of waste that was moved to access the oxide mineralization proved costly and Bilboes had an on-mine cost of $3,106 per ounce in the fourth quarter of 2023. Due to the oxide mining activities incurring losses, it was placed on care and maintenance at the end of September 2023. Leaching activities related to the heap leach pad will continue as long as it contributes to the care and maintenance cost of the Bilboes oxide mine. The net book value of the Bilboes oxide mine of $851,000 was impaired in the second quarter of 2023, as the oxide mine could not be run economically without including the sulphide project. Waste removal when designing the pit for the sulphide project will allow access to the oxide ounces and the sulphide ounces and justify the cost over more ounces.

Production costs at Blanket increased from 2022 due to the higher than anticipated use of electricity due to the continued heavy use of infrastructure such as the No. 4 Shaft and Jethro Shaft which will be used more sparingly following the commissioning of the Central Shaft. The electricity usage is expected to reduce over the next 2 years as Blanket transitions from the old mine infrastructure and mining activities become more centralised in areas that the Central Shaft provides access to. Management is reviewing the timing of closing down other shafts and machinery or using the infrastructure more efficiently, thereby reducing power consumption in the future.

In April 2023 Blanket concluded a power supply agreement with the Intensive Energy Users Group (“IEUG") and the Zimbabwean power utility to allow the IEUG to obtain power outside Zimbabwe which is "wheeled” to the IEUG members. During the fourth quarter of 2023 Blanket paid less for IEUG sourced energy but the incidences of power outages and low voltage occurrences did not reduce due to the poor condition of the Zimbabwe grid which meant that diesel costs were incurred to supplement the low voltage occurrences. Management is conducting a study on how to alleviate the effect of the low voltage occurrences in the most economical manner.

The benefit of the solar plant is not recognised in on-mine cost because the solar plant (which is 100% owned by Caledonia) sells power to Blanket at a price per kilowatt/hour which reflects Blanket's historic blended cost per unit of power. The economic benefit of the solar plant is therefore recognised by Caledonia, rather than by Blanket, and the benefit ($38 per ounce of gold produced in 2023) is reflected in the AISC rather than the on-mine cost. The solar plant had the added benefit of stabilising the Blanket electrical grid by improving the power factor and in turn reducing generator usage to supplement reactive power.

Labour costs at Blanket increased during the fourth quarter of 2023 due to increased overtime hours, increased employment numbers at Blanket and inflationary increases. Management is investigating measures to utilise its workforce more efficiently and reduce overtime in future quarters.

Consumable costs per ounce at Blanket in 2023 increased compared to 2022 due to the cost to truck ore from the Central shaft to the metallurgical plant which is located close to the No. 4 Shaft area and increased explosive costs. Management is performing a cost study to assess the benefit of installing a conveyor to transport ore from Central Shaft to the metallurgical plant; an investigation has started to improve blasting techniques.

The on-mine cost per ounce at Blanket in 2023 was $912 which is within the guidance range of $860 to $950 per ounce. Guidance for cost per ounce at the Bilboes oxide mine was withdrawn in April 2023 when production guidance was also withdrawn.

All-in sustaining cost

All-in sustaining cost includes inter alia administrative expenses incurred outside Zimbabwe and excludes the intercompany procurement margin and the benefits of solar power as this reflects the consolidated cost incurred at the Group level. Accordingly, the all-in sustaining cost can only be calculated at a consolidated level and not at the level of individual operations.

During 2023 capital development cost of $9.5m was classified as sustaining capital expenditure due to the capital development cost incurred in the run of mine processes with no increase in production. In 2022 the capital development cost was classified as non-sustaining capital expenditure. This was mitigated somewhat by an increase in the intercompany procurement margin (which is deducted from on-mine cost for the purposes of calculating the consolidated AISC).

The AISC per ounce in 2023 increased by 64.6% compared to 2022, predominantly due to the higher on-mine cost per ounce and an increase in sustaining capital expenditure.

The increase in AISC per ounce in the fourth quarter of 2023 compared to the comparative quarter is illustrated in the graph below:

All-in cost

All-in cost includes investment in expansion projects at Blanket and Bilboes which remained at a high level due to the continued investments in the Group. All-in cost does not include pre-feasibility investment in exploration and evaluation projects.

Other significant matters affecting profitability

Administrative expenses

Administrative expenses include the costs of Caledonia’s offices and personnel in Harare, Johannesburg, Bulawayo, the UK and Jersey which provide the following functions: technical services, finance, procurement, investor relations, corporate development, legal and company secretarial.

Administrative expenses in 2023 include a once-off $3.1 million paid to advisors on the successful conclusion of the Bilboes Gold Limited acquisition in January 2023.  Wages and salaries in 2023 further increased following the absorption of certain administrative and executive functions following the completion of the Bilboes transaction and these resources have been deployed to working on the Bilboes feasibility study and have provided an enhanced degree of executive support in Harare. There has also been an increase in headcount in the Mineral Resource Management team in Johannesburg to support the implementation of a digital resource modelling and mine planning system. The digital mine planning tools allow for more flexible mine planning which has already resulted in real-time amendments to the mine plan which has reduced expenditure on capital development planned for 2024 and may result in further efficiencies in future years.  An individual has also been recruited to improve the monitoring and reporting of the group’s environmental footprint in recognition of the increased stakeholder scrutiny in this area.

Administrative expenses are further analyzed in note 11 of the Consolidated Financial Statements.

Other expenses

Other expenses are detailed in note 10 to the Consolidated Financial Statements and include an impairment expense on property, plant and equipment of $877,000. Included in this amount is the impairment loss that was recognised amounted to a carrying value of $851,000 on impairing the Bilboes oxide asset classified under mine development, infrastructure and other. On June 27, 2023 the decision was taken to place the Bilboes oxide mine on care and maintenance as the cost related to removing the waste and accessing the orebody could exceed the benefit from the gold revenues to be received. Mining and metallurgical processing continued at the Bilboes oxide mine until the end of September 2023 when the contract miner's notice period came to an end. Leaching of material that has already been deposited on the leach pad will continue while the revenue from these activities contributes to the cost of the asset. Oxide mining and processing will resume when the stripping of the waste for the sulphide project commences and can be economically justified.

Other expenses also include CSR expenses of $1,504,000 and impairment of $720,000 for the Solar VAT and duty receivable.  Intermediated monetary transaction tax (“IMTT”) charged by the Zimbabwean government increased to $1,266,000 for 2023.  IMTT is levied at a rate of 2% on RTGS$ denominated transactions and 1% on local foreign currency denominated transactions and outbound foreign payments.

Foreign exchange gains

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 6,104.72 RTGS$ to 1 US Dollar as at December 31, 2023 (December 31, 2022:  684.33 RTGS$).  The US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

In June 2021 the RBZ announced that companies that are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021. In December 2021, Caledonia obtained a secondary listing on the VFEX and Blanket received all amounts due in terms of that revised policy. The CMCL listing on the VFEX enabled Blanket to receive approximately 72.74% of its total revenue in US Dollars and the balance in RTGS$.

On February 3, 2023, the RBZ issued Exchange control directive RY002/2023 stating that with effect from February 6, 2023, the US$ export retention threshold across all sectors, including companies listed on the VFEX, had been standardized to 75% of export proceeds. The incremental export incentive scheme was also discontinued with effect from February 1, 2023. On April 5, 2024, the Zimbabwean government introduced the ZiG and confirmed that the retention threshold will remain unchanged.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss and other comprehensive income.

‘$000	2023	2022	2021

Unrealised foreign exchange gain	4,217	12,736	2,755
Realised foreign exchange loss	(6,767)	(8,325)	(1,571)
Net foreign exchange gain	(2,550)	4,411	1,184

Put Options

From December 2022 to the date of this Annual Report the Company had the following put options to hedge our gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge

December 22, 2022	16,672 oz	$1,750	December 2022 - May 2023
May 22, 2023	28,000 oz	$1,900	June - December 2023
December 19, 2023	12,000 oz	$1,950	January - March 2024
March 7, 2024	12,000 oz	$2,050	April to June 2024
April 10, 2024	12,000 oz	$2,100	July – September 2024

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

PUs have a performance condition based on gold production and, in recent awards, average normalised controllable cost per ounce of gold and a performance period of one to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

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

During 2023 an aggregate of 327,086 PUs were awarded respectively to executives as well as to certain senior management and certain employees within the companies in the Group. An example of the award agreements are attached hereto as Exhibits 4.20, and 4.21. Refer to note 12.1(a) of the Consolidated Financial Statement for a further analysis of cash-settled share-based payments granted and vested.

Equity-settled Performance Units

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition based on gold production, average normalized controllable cost per ounce of gold and a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

194,466 EPUs remain outstanding as at December 31, 2023, where 80,773 were granted to certain employees within the Group during 2023. An example of the award agreement is attached hereto as Exhibits 4.21. Refer to note 12.2(a) of the Consolidated Financial Statement for a further analysis of equity-settled share-based payments granted.

Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the profit/loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS. Adjusted earnings per share is calculated by deducting payments to BETS (the company that owns 10% of Blanket’s shares on behalf of an employee trust), foreign exchange gains and losses, impairments, deferred tax and inventory write-downs from the profit attributable to the owners of the Company.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s, unless otherwise indicated)
	2023	2022	2021
Profit for the period (IFRS)	(618)	22,866	23,142
Non-controlling interest share of profit for the period	(3,580)	(4,963)	(4,737)
Profit attributable to owners of the Company	(4,198)	17,903	18,405
Blanket Mine Employee Trust adjustment	(346)	(517)	(326)
Earnings (IFRS)	(4,544)	17,386	18,079
Weighted average shares in issue (thousands)	18,626	12,831	12,170
IFRS EPS (cents)	(24.4)	135.5	148.6

Add back/(deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	6,767	8,325	1,571
- less tax	(1,666)	(2,056)	(381)
- less non-controlling interest	(670)	(827)	(153)
Unrealised net foreign exchange gains	(4,217)	(12,736)	(2,755)
- less tax	810	3,042	567
- less non-controlling interest	349	1,265	270
Adjusted IFRS profit excl. foreign exchange	(3,171)	14,399	17,198
Weighted average shares in issue (thousands)	18,626	12,831	12,170
Adjusted IFRS EPS excl. foreign exchange (cents)	(17.0)	112.2	141.3

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	346	517	326
Impairment of property, plant and equipment	877	8,209	497
Impairment of E&E assets	-	467	3,837
Expected credit losses on deferred consideration on the disposal of subsidiary	-	-	761
Bilboes pre-operational expenses	-	830	-
Deferred tax	4,358	3,796	5,240
Non-controlling interest portion deferred tax and impairment	(555)	(1,629)	(602)
Inventory write-down	283	563	-
- less tax	(70)	(139)	-
Fair value losses on derivative financial instruments	1,119	1,198	240
Adjusted profit	3,187	28,211	27,497
Weighted average shares in issue (thousands)	18,626	12,831	12,170
Adjusted EPS (cents)	17.1	219.9	225.9

B. Liquidity and Capital Resources

Cash and cash equivalents

$’000	2023	2022

Bank balances	4,252	4,737
Restricted cash *	2,456	1,998
Cash and cash equivalents	6,708	6,735
Bank overdrafts used for cash management purposes @	(17,740)	(5,239)
Net cash and cash equivalents	(11,032)	1,496

*

Cash of $2,456 (denominated in RTGS$) held by Blanket Mine was earmarked by Stanbic Bank Zimbabwe as a letter of credit in favor of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on November 28, 2023 and settled in January, 2024. The cash on maturity was transferred to CMSA’s bank account, denominated in South African Rands.

@	Interest paid on bank overdraft was $1,657 (2022: $192).

Blanket Mine has arranged unsecured overdraft facilities with the following banks and terms.

Overdraft facilities and term loans	Date drawn	Expiry	Repayment terms	Principal value	Balance drawn at December 31, 2023
Stanbic Bank - RTGS$ denomination	September 2023	March 2024	On demand	RTGS$300 million	$Nil
Stanbic Bank - USD denomination	September 2023	March 2024	On demand	$4 million	$3.8 million
Ecobank - USD denomination	November 2022	December 2024	On demand	$5 million	$5 million
Nedbank Zimbabwe - USD denomination	December 2022	April 2024	On demand	$3.5 million	$3.4 million
Nedbank Zimbabwe term loan - USD denomination	April 2023	April 2024	On demand	$3.5 million	$3.5 million
CABS – USD denomination	August 2023	July 2024	On demand	$2 million	$2 million

The distribution of the consolidated cash across the jurisdictions where the Group operates as at year end was as follows:

Geographical location of cash ($’000)
	2023	2022
Jersey, Channel Islands/ United Kingdom	1,668	2,962
South Africa	1,051	694
Zimbabwe (net of overdraft)	(13,751)	(2,160)
Total net cash and cash equivalents	(11,032)	1,496

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

As of December 31, 2023, Caledonia had a working capital surplus of $14,096,000 (2022: 5,986,000; 2021: $35,245,000). As of December 31, 2023, Caledonia had potential liabilities for rehabilitation work on Blanket (2023 and prior), Motapa, Maligreen (2023 and prior) and Bilboes – if and when those mines permanently close – at an estimated present value cost of $10,985,000 ($2,958,000; 2020: $3,294,000). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration activities.

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

As at December 31, 2023, the Company had the following contractual obligations:

Payments due by Period ($’000)
Falling due	Within 1 year	1-3 years	4-5 years	After 5 years	Total
Trade and other payables	20,503	-	-	-	20,503
Provisions	45	381	325	10,234	10,985
Capital expenditure commitments	2,035	-	-	-	2,035
Lease liabilities	167	41	-	-	208
Cash-settled share-based payments	920	374	-	-	1,294
Loan notes (solar bonds)	665	6,447	-	-	7,112

Except for capital expenditure commitments, the contractual obligations in the table above are based on the classification requirements under IFRS.

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold to Blanket.

Other than the proposed investment in the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the Central Shaft and the further stages of the new TSF.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities. The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of December 31, 2023, the Group had liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $4.8 million (December 31, 2022: $2.8 million), Motapa’s liability amounted to $1.4 million (December 31, 2022: $Nil), Maligreen’s liability amounted to $287,000 (December 31, 2022: $135,000), and Bilboes’ liability amounted to $4.4 million (December 31, 2022: $Nil).

Blanket foreign exchange approval requirements

Approval from the RBZ is required for the remittance of dividends declared from Zimbabwe, for the repayment of loans and advances from Blanket Mine to Caledonia and the repayment of capital and consumables purchased from CMSA. During 2023 Caledonia obtained the necessary approvals from the RBZ to obtain foreign currency to conduct normal business operations. This remained the case until the date of this Annual Report.

Equity Raise

During March and April 2023, the Company conducted a placing of depositary interests and depositary receipts in its shares in the UK, South Africa and Zimbabwe. A total of 1,207,514 common shares were placed in the form of depositary interests and depositary receipts raising in total approximately US$16.62 million before expenses.

C. Research and development, patents and licenses, etc.

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D. Trend Information

Production Guidance

Blanket production for 2023 was 75,416 ounces, which was over the lower end of the revised guidance range of 75,000 – 80,000 ounces. Refer to Item 5.A – “Operating Results”, for further discussion and detail of actual production.

Production guidance for Blanket for 2024 is between 74,000 and 78,000 ounces.

Production guidance for the oxide mining activities was withdrawn in the third quarter of 2023.

Cost Guidance

The estimated on-mine cost for 2023 was in the range of $860 to $950 per ounce and the estimated AISC for 2023 was in the range of $1,130 to $1,230 per ounce. The actual on-mine cost per ounce for 2023 was $945 and actual AISC per ounce for 2023 was $1,320.

The Group’s consolidated on-mine cost per ounce guidance for 2024 is in the range of $870 to $970 per ounce; guidance for consolidated AISC is $1,370 to $1,470 per ounce (excluding CSR costs). This is forward looking information. Refer to “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” of this report for further information on forward looking statements.

Cost guidance for the oxide mining activities was withdrawn in the third quarter of 2023.

E. Critical Accounting Estimates

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of our current directors and the Group’s senior management as of April 26, 2024.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Director Since and Independence Status	Number of Common Shares* As of April 26, 2024
John Kelly Non-Executive Director Chairperson New Canaan, Connecticut USA	Managing Partner of Active Capital Partners Chairman and Independent Trustee, The Victory Funds Non-Executive Member of Kellys Family Foods LLC	2012 Independent	16,317
Mark Learmonth Chief Executive Officer Director Jersey, Channel Islands	Chief Financial Officer of the Company (until June 30, 2022) Chief Executive Officer of the Company (from July 1, 2022) Director of the Company	2014 Non-Independent	184,984
Steven Curtis Non-Executive Director Johannesburg, South Africa	Chief Executive Officer of the Company (until June 30, 2022) Director of the Company	2008 Non-Independent	189,566
Caxton Mangezi Vice-president Zimbabwe operations Zimbabwe, Gwanda	Blanket General Manager (until July 2021) Vice-president Zimbabwe operations (from July 2021)	1993 Non-Independent	2,605
Johan Holtzhausen Non-Executive Director Western Cape, South Africa	Business consultant and Independent Director of DRDGOLD Limited	2013 Independent	23,250
Nick Clarke Non-Executive Director Falmouth, Cornwall, United Kingdom	Chairman and formerly Chief Executive Officer of Central Asia Metals Plc	2019 Independent	Nil
Geralda Wildschutt Non-Executive Director Johannesburg, South Africa	Founder and CEO of Maisha Social Solutions Pty Ltd Member of Sasol Climate Change Advisory Panel Board member of SAICA ED Pty Ltd	2021 Independent	Nil
Gordon Wylie Non-Executive Director Malta	Non-executive director of Chaarat Gold Holdings Limited Former non-executive director of Silverton Metals Corp Former chairman of Lydian International Limited	2022 Independent	Nil

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Director Since and Independence Status	Number of Common Shares* As of April 26, 2024
Victor Gapare Executive Director Harare, Zimbabwe	Director of the Company Former chief executive officer of Bilboes Holdings (Private) Limited	2023 Non-Independent	**2,411,186
Maurice Mason Vice-president Corporate Development London, United Kingdom	Vice-president Corporate Development	Not a Director	Nil
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands	General Counsel, Company Secretary and Head of Risk and Compliance	Not a Director	28,386
Chester Goodburn Chief Financial Officer Johannesburg, South Africa	Chief Financial Officer of the Company (from July 1, 2022)	Not a Director	7,861
Tariro Gadzikwa Non-Executive Director Johannesburg, South Africa	Founder and Chief Executive Officer of MWJ Consulting Proprietary Limited	2024 Non-Independent	Nil
J Mufara Chief Operating Officer Johannesburg, South Africa	Chief Operating Officer of the Company (from May 1, 2024)	Not a Director	Nil

*	The information in this Circular as to shares beneficially owned or controlled or directed not being within the knowledge of the Company has been furnished by the respective nominees individually.
**	Mr Gapare is interested in the Common Shares held by Toziyana Resources Limited as the settlor of a discretionary trust which ultimately owns Toziyana Resources Limited.

No family relationships exist between any of the Directors or senior management.

A brief profile of each of the Directors and senior managers is given below:

John Kelly - Non-Executive Director and Chairperson

Mr. John Lawson Kelly has over 39 years of experience in the financial services industry in the U.S and international markets including emerging markets in Asia. Mr. Kelly is currently Managing Partner of Active Capital Partners LLC, Charmain and Independent Trustee of the Victory Funds and a non-executive Member of Kellys Family Foods LLC.  Mr. Kelly is a graduate of Yale University and the Yale School of Management.

Mr. Kelly was appointed to the Caledonia board as an independent non-executive director in May 2012 and became Chairperson in 2023.

Mark Learmonth – Director and Chief Executive Officer

Mr. John Mark Learmonth joined Caledonia in July 2008. Prior to this, he was a Division Director of Investment Banking at Macquarie First South in South Africa and has over 18 years of experience in corporate finance and investment banking, predominantly in the resources sector. Mr. Learmonth graduated from Oxford University and is a chartered accountant. He was previously a member of the Executive Committee of the Chamber of Mines, Zimbabwe and a member of the Gold Producers Sub-Committee.

Mr. Learmonth was appointed Vice-President Finance, Chief Financial Officer of the Company in November 2014. Mr. Learmonth was responsible for Investor Relations and Corporate Development of the Company until the appointments of Mr. Maurice Mason (VP Corporate Development) and Ms. Camilla Horsfall (VP Investor Relations and VP Group Communications) in 2016 and 2020, respectively. Mr. Learmonth was appointed as Chief Executive Officer with effect from July 1, 2023.

Steven Curtis, CA (SA) – Director

Mr. Steven Roy Curtis is a Chartered Accountant with over 38 years of experience and has held a number of senior financial positions in the manufacturing industry. Before joining Caledonia in April 2006, he was Director Finance and Supply Chain for Avery Dennison SA and, prior to this, Financial Director and then Managing Director of Jackstadt GmbH South African operation. Mr. Curtis is a member of the South African Institute of Chartered Accountants and graduated from the University of Cape Town.

Mr. Curtis was appointed Vice-President Finance and Chief Financial Officer in April 2006 and served in the position until Dec 2014 when he was appointed as President and Chief Executive Officer. Mr Curtis resigned as Chief Executive Officer with effect from June 30, 2022. From that date until December 31, 2025 he is retained by the Company pursuant to aconsultancy agreement and remained a director in a non-executive capacity. Given his past role with the Company, he is not considered independent.

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

Nick Clarke - Non-Executive Director

Mr. Nick Clarke joined the Company’s board as a Non-Executive Director on September 23, 2019. Mr. Clarke, who is Chairman of Central Asia Metals PLC (AIM: CAML), is a highly experienced Chartered Engineer (CEng) with 48 years in the mining industry.  He has held senior positions in several resource companies and is well known as a successful executive in the sector having been involved in the construction of major mining projects and conducted several fundraisings on AIM and TSX.

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

Geralda Wildschutt – Non-Executive Director

Geralda has over 27 years’ experience in stakeholder engagement, corporate social responsibility, ESG risk management and the just energy transition. She has worked in mining, renewable energy, banking and the social sector, across Africa, Latin America, Australia and Canada.

In mining, she has been a consultant to Anglo American, Gold Fields, Ivanhoe Mines and Debswana on a range of ESG topics. She has held senior positions at Anglo American, Gold Fields, ABSA/ Barclays Group and Ashoka: Innovators for the Public. She also serves as a non-executive director of JSE listed Northam Holdings Limited.

Geralda hold a Masters degree in Psychology from the University of Cape Town, an MBA from the Business School of the Netherlands and a post-graduate Certificate in Cross-sector Partnerships from Cambridge University’s Sustainability Insititute.

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

Victor Gapare – Executive Director

Mr. Victor Gapare is a prominent Zimbabwean mining entrepreneur and, following the acquisition of Bilboes, is interested in approximately 12.56% of the shares in Caledonia through Toziyana Resources Limited which is ultimately owned by a family trust of which Mr. Gapare is the settlor.

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

Maurice Mason – Vice-president Corporate Development

Maurice is an engineer with an MBA from Henley Reading University.  Before joining Caledonia, Maurice was a securities analyst at Stifel, a US Investment bank, where he focused on the mining sector.

Prior to working as a securities analyst Maurice worked for six years with Anglo American in their platinum and coal operations based in both the Johannesburg and London offices.

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

Tariro Gadzikwa – Non-Executive Director

Tariro is a Chartered Accountant and the Founder and Chief Executive Officer of MWJ Consulting Proprietary Limited, an advisory firm specializing in financial reporting and due diligence for listed and private equity clients within the mining, oil and gas and energy sectors.

Prior to founding MWJ, she was Group Chief Financial Officer of Efora Energy Ltd ("Efora", formerly SacOil Holdings) at which she held various executive roles in the finance team over eight years. She started her career at PwC in Zimbabwe and subsequently worked in the Johannesburg, Baltimore and London offices, where she provided audit and financial advisory services including financial due diligence and strategy development to medium and large corporates in Zimbabwe, South Africa, the US and UK.

She has held a number of board positions, including most recently at Efora and several of its subsidiaries in South Africa, Seychelles, Nigeria and Botswana, and currently serves on the board of Structured Risk Solutions where she chairs the Nominations Committee.

She graduated from Rhodes University, South Africa with a B.Com in accounting in 2001.

Tariro was appointed to the Caledonia board as an independent non-executive director during March 2024.

James Mufara – Chief Operating Officer

James Mufara was previously at Harmony Gold Mining Company Limited where, as Regional General Manager, he headed a complex portfolio of operations consisting of five mines and 15,000 staff, mining 450koz of gold per annum.

James has over 25 years' experience in the mining sector in Southern Africa, including 13 years in leadership roles. His career has been primarily gold focused, but also with exposure to nickel, copper, and chrome mining. His experience includes deep-level underground mining and open-pit operations, which is relevant to the existing underground operation at Blanket mine and Caledonia's development projects at Bilboes and Motapa which will be open-pit. He holds a BSc in Mining Engineering and an MBA.

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management other than Mr. Gapare who was appointed as a director pursuant to the sale and purchase agreement for the acquisition of Bilboes Gold.

B. Compensation

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards	Non‑equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(2) (3)(4)	(i)
					Annual incentive plans (1)	Long term incentive plans
Mark Learmonth Chief Financial Officer (until June 30, 2022) Chief Executive Officer (from July 1, 2022)	2023 2022 2021	517,500 494,315 480,011	263,304 94,692 89,645	- - -	- - -	- - -	- - -	- 175,000 235,000	780,804 764,007 804,656
Dana Roets Chief Operating Officer	2023 2022 2021	518,381 500,851 489,590	(9,281) 95,397 80,564	- - -	- - -	- - -	- - -	1,588,108 160,000 170,000	2,097,208 756,248 740,154
Caxton Mangezi Vice President Operations Zimbabwe	2023 2022 2021	568,235 463,960 429,478	179,167 175,116 123,250	- - -	- - -	- - -	- - -	580,507 734,730 211,615	1,327,909 1,373,806 764,343
Chester Goodburn Chief Financial Officer (from July 1, 2022)	2023 2022	336,375 309,123	59,374 31,010	-	-	-	-	- 70,000	395,749 410,133
Victor Gapare Executive Director	2023	478,654	43,368	-	-	-	-	89,505	611,527
Maurice Mason VP Corporate Development	2023 2022 2021	337,261 325,856 222,123	84,883 53,335 56,624	- - -	- - -	- - -	- - -	-- 130,000 111,061	422,144 509,191 389,808
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance	2023 2022 2021	337,874 313,038 228,891	99,161 65,769 119,103	- - -	- - -	- - -	- - -	70,000 160,000 114,445	507,035 538,807 462,439
(1)

Awards are considered to be share based awards. The amounts stated are the expenses for the year to revalue the liability to the amount that is expected to vest at the applicable year end. Refer to table below for the awards outstanding as at December 31, 2023.

(2)

The amounts shown in (h) relate to bonuses paid to normal executive officers (”NEOs”) and, for Mr Caxton and Mr Gapare it also include other employee benefits. No fees for acting as a Director were paid to NEOs. The amount for Mr Roets include his severance package provided for in 2023 but which were paid in January 2024 and February 2024.

(3)	The amounts shown in (h) for the NEOs for 2023 relate to bonuses provided for in 2023 but were paid in April 2024.

Non-executive director fees were paid in equal quarterly instalments in arrears during 2023. From January 1, 2023 to December 31, 2023 the approved non-executive director fees amounted to $90,000 p.a. payable to each non-executive director other than Leigh Wilson (resigned in May 2023), who received a pro-rata amount of $30,907 for his services in 2023.

Long term incentive plan

The following key management members were granted RSUs, PUs and EPUs, pursuant to the provisions of the OEICP. The outstanding RSUs and PUs as at December 31, 2023 were as follows:

Key management member	Vesting date	RSUs	PUs	EPUs
Steve Curtis	2024/01/11 2025/01/11	- -	8,769 -	- 39,689
Mark Learmonth	2024/01/11 2025/01/11 2026/04/01	- - -	5,422 - -	- 36,812 27,542
Caxton Mangezi	2024/01/11 2025/01/11 2026/04/01	- - -	4,657 - -	- 15,458 13,441
Chester Goodburn*	2024/01/11 2025/01/11 2026/04/01	- - -	564 1,759 -	- - 10,890
Adam Chester	2024/01/11 2025/01/11 2026/04/01	- - -	3,509 - -	- 10,877 7,992
Maurice Mason	2024/01/11 2025/01/11 2026/04/01	- - -	2,459 - -	- 10,857 7,977
Victor Gapare**	2026/04/01	-	-	11,506
Total		-	27,139	193,041

*    Chester Goodburn was appointed as a key management member from July 1, 2022 when he became CFO.

**  Victor Gapare was appointed as key management from January 6, 2023.

For further detail on the RSUs, PUs and EPUs refer to note 12 of the Consolidated Financial Statements.

125,433 EPUs were awarded to key management staff on April 8, 2024.

No director equity options were outstanding at December 31, 2023.

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

Audit	Compensation	Nomination and Corporate Governance	Technical	Disclosure
J Holtzhausen	J Kelly	J Kelly	M Learmonth	M Learmonth
G Wylie	J Holtzhausen	J Holtzhausen	J Holtzhausen	C Goodburn
G Wildschutt	G Wylie	N Clarke	N Clarke	A Chester
T Gadzikwa	T Gadzikwa	G Wildschutt	G Wylie	C Horsfall
		G Wylie	V Gapare	J Mufara
		T Gadzikwa	S Curtis
C Mangezi
Strategic Planning	ESG		J Mufara
J Kelly	G Wildschutt
S Curtis	A Chester
J Holtzhausen	C Horsfall
M Learmonth	J Kelly
N Clarke	M Learmonth
G Wildschutt	S Curtis
G Wylie	N Clarke
V Gapare	V Gapare
M Mason
C Goodburn T Gadzikwa J Mufara

The Audit Committee is comprised of Mr. Holtzhausen, Mr. Wylie, Ms. Wildschutt and Ms. Gadzikwa and is chaired by Mr. Holtzhausen. Each member of the Audit Committee is considered independent as defined under NI 52-110 and as defined under Section 803 of the NYSE American LLC Company Guide and Exchange Act Rule 10A-3 and considered to be financially literate as such terms are defined under NI 52-110 Audit Committees. Mr. Holtzhausen is an ex-audit partner of KPMG Inc., Mr. Wylie has significant experience operating at the most senior levels in mining companies, Ms. Wildschutt has relevant experience as a board member and trustee for various organizations and Ms. Gadzikwa is a chartered accountant and previous Chief Financial Officer of a listed company.

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

4.	Ensuring that a combined assurance model is developed and implemented to provide a coordinated approach to all assurance activities.

The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to:

1.	Compensation of the executive officers and the directors;
2.	Establishment and administration of policies, programs and procedures for compensating and incentivizing its executive officers;
3.	Oversight of the compensation structure and benefit plans and programs;
4.	Executive compensation disclosure and compliance with compensation policies; and
5.	Administration and application of the Company’s Incentive Compensation Recovery Policy (as defined herin).

Terms of reference of the Audit Committee are given in the charter of the Audit Committee, and the terms of reference of the Compensation Committee are given in the charter of the Compensation Committee.  All charters of committees are available on the Company’s website (www.caledoniamining.com) or, on request, from the Company’s offices listed in this report.

Benefits upon termination are disclosed in note 36 of the Consolidated Financial Statements.

D. Employees

The average, approximate number of employees, their categories and geographic locations for each of the last three years are summarized in the table below:

Geographic Location and Number of Employees:
	2023	2022	2021
Total Employees
London, United Kingdom - Management and administration	3	2	2
Jersey, Channel Islands - Management and administration	4	3	3
South Africa - Management, procurement, administration and technical	31	23	21
Zimbabwe - Mine operations, management and administration	2,294	2,119	1,923
Total Employees at all Locations	2,332	2,147	1,949

Management and Administration:
Employee Locations:	2023	2022	2021
London, United Kingdom - Management and administration	3	2	2
Jersey, Channel Islands - Management and administration	4	3	3
Zimbabwe - Mine operations, management and administration	105	54	55
South Africa - Management, procurement, administration and technical	30	22	20
Total Management and Administration	142	81	80

E. Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management as at April 26, 2024 were as follows:

	Number of shares	Percentage share holding
J Kelly	16,317	0.09%
S Curtis	189,566	0.99%
M Learmonth	184,984	0.96%
J Holtzhausen	23,250	0.12%
A Chester	28,386	0.15%
C Goodburn	7,861	0.04%
V Gapare	*2,411,186	12.56%
C Mangezi	2,605	0.01%
N Clarke	-	0.00%
G Wildschutt	-	0.00%
G Wylie	-	0.00%
M Mason	-	0.00%
T Gadzikwa	-	0.00%
J Mafura	-	0.00%
Total	2,864,155	14.92%

*	Mr Gapare is interested in the Common Shares held by Toziyana Resources Limited as the settlor of a discretionary trust which ultimately owns Toziyana Resources Limited.

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

(b)	Share purchase options outstanding as of April 26, 2024:

Name	Role	Exercise Price CAD	Expiry Date	Number of Options
P Chidley	Consultant	*7.35 9.49	August 25, 2024 September 30, 2029	5,000 5,000
P Durham	Consultant	*7.35 9.49	August 25, 2024 September 30, 2029	5,000 5,000
TOTAL				20,000

*	The exercise price of CAD$9.30 per share was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate at the date of grant (August 25, 2017).

In terms of the OEICP, the expiry of the options that expire in a closed period will be extended by 10 days from the cessation of the closed period.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

The Company has adopted an incentive compensation recovery policy effective October 2, 2023 (“Incentive Compensation Recovery Policy”) as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 97.1 to this Annual Report.  At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of Caledonia's knowledge, as at April 26, 2024, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

	2021		2022		2023
Beneficial owner name	Number of Shares Held	Percentage of Issued Shares	Number of Shares Held	Percentage of Issued Shares	Number of Shares Held	Percentage of Issued Shares
Toziyana Resource Limited	-	-	2,411,186	12.56%	2,411,186	12.56%
Shining Capital Holding II L.P.	-	-	1,922,858	10.02%	1,922,858	10.02%
Allan Gray (through two of its funds)	1,957,391	15.34%	2,180,070	11.36%	1,149,945	5.99%

All shareholders have the same voting rights as all other shareholders of Caledonia.

There are no restrictions on the transfer of Caledonia’s issued shares.

According to our share register and information received from our registrar on April 26, 2024 the shares of Caledonia (including those represented by depositary interests and receipts) were held in the following geographic locations:

Geographic Location based on the share register only	Number of Shares Held	Percentage of Issued Shares

United Kingdom	10,194	0.02%
USA	17,065,645	84.45%
Canada	4,819	0.03%
Zimbabwe	1,049,554	5.46%
Other	1,064,648	10.04%
	19,194,860	100%

19,194,860 shares of the Company, as on April 26, 2024, are held by a total of 74 registered shareholders, including 46 registered holders in the United States.

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

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

This Annual Report contains the audited Consolidated Financial Statements which comprise of the consolidated statements of financial position as at December 31, 2023 and December 31, 2022 and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

Reference is made to the Consolidated Financial Statements, including the report of the independent registered public accounting firm, BDO South Africa Inc. (PCAOB ID 1368), that are filed as part of this Annual Report on pages F1 – F78

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2023 nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the twelve months ended December 31, 2023, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

Dividend policy

From 2014, the Company has paid a quarterly dividend (payable at the end of January, April, July and October each year, except for the dividend expected to be paid in April 2020 which was delayed by a month due to uncertainties related to the COVID-19 pandemic and dividends declared on December 30, 2022). The quarterly dividend declared from 2021 is set out below:

Declaration date	cents per share
January 14, 2021	11.0
April 15, 2021	12.0
July 15, 2021	13.0
October 14, 2021	14.0
January 13, 2022	14.0
April 18, 2022	14.0
July 14, 2022	14.0
October 13, 2022	14.0
December 30, 2022	14.0
April 3, 2023	14.0
June 29, 2023	14.0
September 28, 2023	14.0
January 2, 2023	14.0
March 27, 2024	14.0

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

B. Memorandum and Articles of Association

Securities Registrar

Computershare Inc. is the transfer agent and registrar for the shares at its principal office in Massachusetts. Computershare Investor Services PLC at its principal office in Bristol, United Kingdom is the transfer agent for the depositary interests. Corpserve Registrars (Pvt) Limited at its principal office in Harare, Zimbabwe is the registrar for the depositary receipts.

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

Place of Incorporation and Purpose

The Company was incorporated, effective February 5, 1992, by the amalgamation of three predecessor companies. It was registered in terms of the Canada Business Corporations Act. The company re-domiciled to Jersey, Channel Islands, effective March 19, 2016 through the Continuance process. The Continuance had no appreciable effect on the Company’s listing in Toronto, the admission of its depositary interests to trading on AIM in London or the trading facility on the OTCQX (from July 27, 2017 the OTCQX trading ceased and shares commenced trading on NYSE American) and the Company’s securities continued to be traded on these listing and trading platforms after the Continuance process was completed. Caledonia voluntary delisted its shares from the TSX on June 19, 2020. It subsequently listed depositary receipts on the Victoria Falls Stock Exchange on December 2, 2021.

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

Interested Director Transactions

Interested director transactions are permissible and may not be legally voided if:

●  either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation’s capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

●  the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

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

Corporate Law Issue	Delaware Law	Jersey Law
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

Corporate Law Issue	Delaware Law	Jersey Law
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

However, a Jersey company may exempt from liability, and indemnify directors and officers, for liabilities:

●  incurred in defending any civil or criminal legal proceedings where:

●  the person is either acquitted or receives a judgment in their favor;

●  where the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

●  where the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person’s resistance to the proceedings;

● incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

● incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the Companies Law in which relief is granted to the person by the court; or

● incurred in a case in which the company normally maintains insurance for persons other than directors.

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

Corporate Law Issue	Delaware Law	Jersey Law
Amendments to Charter

Amendments to the certificate of incorporation of a Delaware corporation generally require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation, subject to certain exceptions under Delaware law. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.

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

Corporate Law Issue	Delaware Law	Jersey Law
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

C. Material Contracts

Material contracts include the documents at exhibits 4.13 to 4.15 (agreement for the sale and purchase of the share capital of Bilboes Gold Limited (as amended) and net smelter returns royalty deed in respect of the acquisition of Bilboes Gold Limited), exhibits 4.16 to 4.17 (share purchase agreement between Bulawayo Mining Company Limited and the Company in respect of the acquisition of Motapa Mining Company UK Limited and related loan note instrument) and 4.19 (placing agreement in respect of the recent placing of 1,207,514 new securities during March and April 2023). For further details of the contracts, please refer to the exhibits and the disclosures in this Annual Report relating to the acquisitions of Bilboes and Motapa and the recent placing.

D. Exchange Controls

There are no governmental laws, decrees or regulations existing in Jersey, Channel Islands, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities, nor does Jersey, Channel Islands have foreign exchange currency controls. Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa; Caledonia obtained the necessary approvals from the RBZ and the Reserve Bank of South Africa to transfer foreign currency during 2023.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) U.S. expatriates or former long-term residents of the U.S., (m) holds shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, or (n) are subject to special tax accounting rules with respect to shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of shares.

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

Ownership and Disposition of shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a Passive Foreign Investment Company (“PFIC”) for the tax year of such distribution or the preceding year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the shares and thereafter as gain from the sale or exchange of such shares (see “Sale or Other Taxable Disposition of Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the shares will constitute ordinary dividend income. Dividends received on shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company (“PFIC”) Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of shares. The Company believes that it was not a PFIC for its most recently completed tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold shares.

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

Foreign Tax Credit

Dividends paid on the shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for non-U.S. withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

	2023		2022		2021
	$'000		$'000		$'000
	Functional currency		Functional currency		Functional currency
	ZAR	$	ZAR	$	ZAR	$

Cash and cash equivalents	62	4,706	62	3,443	62	1,414
USD denominated	61	-	62	-	61	-
ZAR denominated	-	989	-	631	-	573
RTGS$ denominated	-	3,424	-	2,502	-	259
GBP denominated	1	293	-	235	1	426
CAD denominated	-	-	-	75	-	156

Trade and other receivables - RTGS$ denominated	-	3,118	-	2,607	-	2,293
Trade and other payables - RTGS$ denominated	-	(106)	-	(130)	-	(166)
Overdraft and term loans - RTGS$ denominated	-	-	-	-	-	-
	62	7,718	62	5,920	62	3,541

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss before tax for the Group:

	2023 $’000		2022 $’000		2021 $’000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	3	177	3	134	3	67
Trade and other receivables	-	148	-	124	-	109
Trade and other payables	-	(5)	-	(6)	-	(8)
Overdraft	-	-	-	-	-	-
	3	320	3	252	3	168

C. Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a debtor fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. 75% of the portion of unrefined metals produced by Blanket and exported by Caledonia to AEG, from April of 2023 on the toll refinement basis. Trade and other receivables are detailed in note 21 to the Consolidated Financial Statements and include $5.4 million (December 31, 2022: $7.4 million, December 31, 2021: $4.5 million) due from Fidelity and AEG in respect of the RTGS$ and USD components respectively of the revenues arising on gold deliveries prior to the close of business on December 31, 2023. All outstanding amounts due from Fidelity and AEG were received in full after the end of the 2023 year. $3.8 million (December 31, 2022: $1 million, December 31, 2021: $3.2 million) was due from the Zimbabwe Government in respect of VAT refunds. The amount due in respect of VAT refunds mainly comprises RTGS$-denominated VAT refunds. Increased delays in the processing of VAT refunds by the Government of Zimbabwe has resulted in an increase in the amount receivable in RTGS$ terms. The long-outstanding balances have either been repaid after the end of the Year or have been recovered by way of offset against other tax payables due to the Government of Zimbabwe.

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

The Group’s assets and (liabilities) exposed to interest rate fluctuations as at year-end are summarized as follows:

	2023	2022	2021
Cash and cash equivalents	6,709	6,735	17,152
Overdraft	(17,740)	(5,239)	(887)

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarizes the effect of a change in finance cost on the Group’s profit or loss and equity for the year, had the rates charged differed.

	2023	2022	2021
Sensitivity analysis – cash and cash equivalents

Increase in 100 basis points	67	67	172
Decrease in 100 basis points	(67)	(67)	(172)

Sensitivity analysis – overdraft
Increase in 100 basis points	177	52	9
Decrease in 100 basis points	(177)	(52)	(9)

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

Sensitivity analysis

A reasonably possible strengthening (weakening) of the gold price will have an impact on the revenue of the Group and the fair value of the gold loan and call option at December 31, 2023. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

An increase or decrease of 5% of the gold price would have the following equal or opposite effect on the derivative financial instruments on December 31:

	2023	2022	2021
Consolidated statement of financial position:

Derivative financial liabilities - Gold loan

Increase by 5% of the gold price	-	-	143
Decrease by 5% of the gold price	-	-	(143)

Derivative financial liabilities - call option
Increase in 100 basis points	-	-	11
Decrease in 100 basis points	-	-	(11)

Derivative financial liabilities – put option
Increase in 100 basis points	-	-	-
Decrease in 100 basis points	4	22	-

	2023	2022	2021
Consolidated statement of profit or loss and other comprehensive income:

Derivative financial liabilities - Gold loan

Increase by 5% of the gold price	-	-	143
Decrease by 5% of the gold price	-	-	(143)

Derivative financial liabilities - call option
Increase in 100 basis points	-	-	11
Decrease in 100 basis points	-	-	(11)

Derivative financial liabilities – put option
Increase in 100 basis points	-	-	-
Decrease in 100 basis points	4	22	-

The Group’s revenues had full exposure to the gold price up to March 2024 when the gold put option agreement was concluded (refer note 14.1 of the Consolidated Financial Statements).  New put options were purchased in March 2024 to hedge 12,000 ounces of gold over a period of three months from January to March 2024 at a strike price of $1,950.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2023. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our CEO and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2023, and we have concluded our disclosure controls and procedures were effective as at December 31, 2023.

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

As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer-based business processes that we believe are appropriate for a company of our size and extent of business transactions. Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

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

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that all four members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined under Section 803 of the NYSE American LLC Company Guide and Exchange Act Rule 10A-3 (as such definitions may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110, and two of the members can be considered to be financial experts as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. The financial experts serving on the Audit Committee are Mr. J. Holtzhausen and Ms. T. Gadzikwa, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management”. Mr. J. Holtzhausen, Mr. G. Wylie, Ms. G. Wildschutt and Ms. T. Gadzikwa are all independent directors under the applicable rules.

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

The text of this code is available on the Company’s website: (www.caledoniamining.com/index.php/aboutus/corporate-governance).

The Company has not granted any waiver from the Code of Ethics to the CEO, CFO, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2023.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our external auditors, BDO South Africa Incorporated, Johannesburg, Gauteng, South Africa (PCAOB ID 1368), unless stated otherwise, for the years indicated:

	(1)(2)2023	(1)(2)2022	(1)(2)2021
Audit fees	353,152	254,772	282,888
Audit – related fees	-	-	-
Tax fees	-	-	-
All other fees	-	4,172	12,715
Total	353,152	258,944	295,603

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

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the year ended December 31, 2023, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

Not applicable.

ITEM 16K – CYBER SECURTIY

Risk management and strategy

The Company has an integrated cybersecurity risk management program for assessing, identifying, and managing risk from cybersecurity threats. Reporting on progress and performance of the cybersecurity risk management program is done regularly to the IT Steering Committee (comprised of senior management) and quarterly to the Board of Directors. The Chief Information Officer (“CIO”) is responsible for maintaining this program along with a skilled team of IT professionals. The Company’s policies and procedures related to the cybersecurity risk management program include the following:

●

Disaster recovery plan (including a step-by-step data restore process). This includes disaster classification, critical systems and response times, recovery team and escalation procedures. The CIO is responsible for declaring an I.T. disaster in consultation with the CEO, COO or CFO, and will be required to instruct the IT team to implement recovery procedures. Recovery efforts will be led by the IT team in South Africa and Zimbabwe with the use of consultants where necessary.

All decisions are to be made by CIO, after consulting CEO, CFO and COO. Any formal communications to go through the Company’s formal PR process. The IT team in South Africa and Zimbabwe have the authority to make emergency decisions should the CIO not be reachable after consulting either the CEO, CFO or COO with regards to the matter. If a Cybersecurity Incident takes place, the Company’s Incident Response Plan (as defined below) will be implemented.

●	Incident response plan (“Incident Response Plan”) which sets out the following cybersecurity incident phases

o	IDENTIFY
o	ASSESS - INCIDENT RESPONSE TEAM ESTABLISHED
o	RESPOND
o	REMEDY AND RECOVERY
o	REVIEW AND IMPROVEMENT
o	CONFIDENTIALITY

●

Access control policy addressing physical and logical security requirements. This is implemented through formalized controls which are performed according to the control frequencies and tested regularly by internal and external assurance providers.

●

Isometrix system to report any cybersecurity incidents, materiality, impact, and sign off. This system is used to document any cybersecurity incidents and assess the impact thereof. The impact assessment includes qualitative and quantitative factors and external providers will be utilized to assist with the assessment should this be deemed necessary. This system will also drive escalations based on materiality and the incident will be reported accordingly. All incidents are reported to the IT Steering Committee immediately. After the assessment is performed, these will be reported to the Board if material. On a quarterly basis, Cybersecurity matters are reported to the Board with regards to controls and processes in place, any new developments, and also any actions to be taken to improve the environment.

Cybersecurity controls and procedures are formally documented using guidance from the National Institute of Standards and Technology Cybersecurity Framework and are assessed by third parties, external audits and internal audits on a regular basis. Examples of the Company’s cybersecurity controls and procedures include the following:

●	Bitdefender Gravity Zone to manage malware and vulnerabilities, including automated patch management.
●	Company-wide use of VPN for all remote access, multifactor authentication for all privileged accounts and firewalls with restricted access.
●	Cybersecurity training, awareness and phishing campaigns using the KNOWBE4 platform.
●

Review of all Active Directory accounts (Network accounts), including admin password changes, restricting of guest accounts, restricting access to use external storage devices (USB access) and restricting email access on mobile devices.

●	Outdated IT hardware is replaced frequently and detailed asset and network diagrams maintained.
●	Monitoring of privileged activities on AD and failed logins for administrative accounts and administrative activities on all SQL databases via the LOG360 Management Tool.
●

Third party access to all systems is restricted and strictly monitored as required. All third party activities are subject to the Company’s ITGC controls framework. Segregation of duties between Applications, Databases and Operating Systems for privileged users is strictly monitored.

●	The IT risk register is updated on a regular basis.
●	Reporting to the IT Steering Committee on all key IT related matters with quarterly reporting to the Board of Directors.

While Caledonia has not, as of the date of this Annual Report, experienced a “cybersecurity threat” (as defined in Item 106(a) of Regulation S-K) or “cybersecurity incident” (as defined in Item 106(a) of Regulation S-K) that has materially affected or was reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition, there can be no guarantee that we will not experience such a cybersecurity threat or cybersecurity incident in the future.

Governance

Board Oversight

Cybersecurity is a focus risk area for the Company, and the Board of Directors provides oversight on risks from cybersecurity threats.  Key cybersecurity matters are discussed at a weekly senior management meeting and in regular IT Steering Committee meetings attended by the CEO, COO, CFO and CIO.

Cybersecurity, as part of the general IT ecosystem, is also reported quarterly to the Board of Directors, and, should a cybersecurity incident occur, the reporting of such cybersecurity incident will be in line with the Company’s Incident Response Plan.

Management’s Role

The CEO, CFO, CIO and COO, as part of the IT Steering Committee, and the General Counsel, as Head of Risk, are responsible for assessing and managing the Company’s cybersecurity risk, along with external advisors if necessary, and reporting to the Board of Directors.

The IT Steering Committee members have sufficient expertise (Finance, IT and Operational) to assess the risk related to a cybersecurity matter, along with experts in the IT team that will provide analysis on any security matters.

The CIO and her team are responsible for updating the Isometrix system which is used to record all cybersecurity incidents. Quarterly updates on cybersecurity are provided to the Board of Directors.

Engaging the Board on a cybersecurity incident:

The Board of Directors is notified once a cybersecurity incident is deemed material by the IT Steering Committee or the CIO.

Communication of cybersecurity performance to stakeholders:

Only material cybersecurity incidents are communicated to stakeholders in accordance with applicable rules (including SEC rules) and requirements. Any potentially material cybersecurity incidents are reported to the IT Steering Committee as required.

Quantification of our cybersecurity risk in financial terms is performed so that we can make informed decisions about risk mitigation and risk transfer as follows: cybersecurity quantification is performed as part of the Incident Response Plan – respond phase (qualitative and quantitative factors are taken into consideration bearing in mind, in particular, information that a reasonable investor would consider important in making an investment decision, and information that would alter the total mix of information made available).

As part of the quantification of our Cybersecurity risk, and in addition to financial impact, the Company evaluates the extent of potential damage in the event of a Cybersecurity incident and the risk to systems and privileged accounts in particular. The Company audits which privileged accounts are being used, whether any passwords have been changed, and what applications are being used. Any risks identified are assessed for materiality, including the consideration of qualitative factors, such as effects on reputation, customer relationships, vendor relationships and regulatory compliance. A third party assurance provider will be used to assist Caledonia with the quantification should this be deemed necessary by the IT Steering Committee.

Measurements to determine whether our investments in cybersecurity are reducing our risk in a cost-effective manner include: bi-annual cybersecurity risk assessments and penetration tests are performed by third party assurance providers.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-78 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board of Directors include:

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

ITEM 19 - EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1- F-78

Exhibit List

Exhibit No.	Name
1.1	Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 4, 2016)
2.1	Description of Registered Securities (incorporated herein by reference as Exhibit 2.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021)
2.2

Loan Note Instrument up to US$7,250,000 guaranteed loan notes 2022 (Motapa) (incorporated herein by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

2.3

Loan Note Instrument for the US$12,000,000 guaranteed loan notes 2023 (Solar Plant) (incorporated herein by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

4.1	2015 Omnibus Equity Incentive Compensation Plan (revised 2023)
4.2	Employment contracts/executive employment agreements (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 30, 2017)
4.3	Share Subscription Agreements – Blanket Mine (incorporated herein by reference to Exhibit 15.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 4, 2016)
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
4.13

Agreement for the sale and purchase of the share capital of Bilboes Gold; and amendment agreement in relation to the issue of Consideration Shares under the sale and purchase agreement for the share capital of Bilboes Gold Limited (incorporated herein by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

4.14

Deeds of Amendment in respect of a sale and purchase agreement for the sale and purchase of the share capital of Bilboes Gold Limited (incorporated herein by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

4.15	Net Smelter Returns Royalty Deed (incorporated herein by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)
4.16

Share Purchase Agreement between Bulawayo Mining Company Limited and the Company (Motapa) (incorporated herein by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

4.19

Placing Agreement (placing of securities in the Company on AIM and VFEX in March  and April 2023) (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

4.20	April 7, 2023 PUs award agreement example
4.21	April 7, 2023 EPUs award agreement example
4.22	April 8, 2024 PUs award agreement example
4.23	April 8, 2024 EPUs award agreement example
8.1	List of Caledonia Mining Corporation Plc group entities
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO South Africa Incorporated
15.2	Consent of DRA Projects (Pty) Ltd
15.3	Consent of Craig Harvey
15.4	S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe, with an effective date of December 31, 2023

Exhibit No.	Name
15.5

S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe, with an effective date of  December 31, 2022 (incorporated herein by reference to Exhibit 15.5 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

15.6	Bilboes Gold Project Technical Report Summary, with an effective date December 31, 2023
15.7	Consent of Uwe Engelmann
15.8	Consent of Marthinus van Staden
97.1	Incentive Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

CALEDONIA MINING CORPORATION PLC.

Date: May 15, 2024	By:	/s/ Mark Learmonth
Name: Mark Learmonth
Title: Chief Executive Officer

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196 Private Bag X60500 Houghton, 2041 South Africa

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Caledonia Mining Corporation Plc

St Helier, Jersey Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Caledonia Mining Corporation Plc (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

May 15 , 2024

BDO South Africa Incorporated
Registration number: 1995/002310/21
Practice number: 905526
VAT number: 4910148685

Chief Executive Officer: LD Mokoena

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

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Note	2023	2022	2021

Revenue	8	146,314	142,082	121,329
Royalty		(7,637)	(7,124)	(6,083)
Production costs	9	(82,709)	(62,998)	(53,126)
Depreciation	18	(14,486)	(10,141)	(8,046)
Gross profit		41,482	61,819	54,074
Other income		263	60	46
Other expenses	10	(4,367)	(11,782)	(7,136)
Administrative expenses	11	(17,429)	(11,941)	(9,091)
Cash-settled share-based expense	12.1	(463)	(609)	(477)
Equity-settled share-based expense	12.2	(640)	(484)	–
Net foreign exchange (loss) gain	13	(2,550)	4,411	1,184
Net derivative financial instrument expense	14	(1,119)	(1,198)	(240)
Operating profit		15,177	40,276	38,360
Finance income	15	39	17	14
Finance cost	15	(3,024)	(657)	(375)
Profit before tax		12,192	39,636	37,999
Tax expense	16	(12,810)	(16,770)	(14,857)
(Loss) profit for the period		(618)	22,866	23,142

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(622)	(462)	(531)
Total comprehensive income for the period		(1,240)	22,404	22,611

(Loss) profit attributable to:
Owners of the Company		(4,198)	17,903	18,405
Non-controlling interests	28	3,580	4,963	4,737
(Loss) profit for the period		(618)	22,866	23,142

Total comprehensive income attributable to:
Owners of the Company		(4,820)	17,441	17,874
Non-controlling interests	28	3,580	4,963	4,737
Total comprehensive income for the period		(1,240)	22,404	22,611

(Loss) earnings per share
Basic (loss) earnings per share ($)	27	(0.24)	1.36	1.49
Diluted (loss) earnings per share ($)	27	(0.24)	1.35	1.48

The accompanying notes on pages 7 to 78 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “C.O. Goodburn”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at December 31	Note	2023	2022

Assets
Exploration and evaluation assets	17	94,272	17,579
Property, plant and equipment	18	179,649	178,983
Deferred tax asset	16	153	202
Total non-current assets		274,074	196,764

Income tax receivable	16	1,120	40
Inventories	20	20,304	18,334
Derivative financial assets	14.1	88	440
Trade and other receivables	21	9,952	9,185
Prepayments	22	2,538	3,693
Cash and cash equivalents	23	6,708	6,735
Assets held for sale	24	13,519	–
Total current assets		54,229	38,427
Total assets		328,303	235,191

Equity and liabilities
Share capital	25	165,068	83,471
Reserves	26	137,819	137,801
Retained loss		(63,172)	(50,222)
Equity attributable to shareholders		239,715	171,050
Non-controlling interests	28	24,477	22,409
Total equity		264,192	193,459

Liabilities
Deferred tax liabilities	16	6,131	5,123
Provisions	29	10,985	2,958
Loan notes - long term portion	30	6,447	–
Cash-settled share-based payment - long term portion	12.1	374	1,029
Lease liabilities - long term portion	19	41	181
Total non-current liabilities		23,978	9,291

Cash-settled share-based payment - short term portion	12.1	920	1,188
Income tax payable	16	10	1,324
Lease liabilities - short term portion	19	167	132
Loan notes - short term portion	30	665	7,104
Trade and other payables	31	20,503	17,454
Overdraft and term loans	23	17,740	5,239
Liabilities associated with assets held for sale	24	128	–
Total current liabilities		40,133	32,441
Total liabilities		64,111	41,732
Total equity and liabilities		328,303	235,191

The accompanying notes on pages 7 to 78 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance January 1, 2021		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043
Transactions with owners:
Dividends declared	34	-	-	-	-	(6,068)	(6,068)	(2,001)	(8,069)
Shares issued:
- Options exercised		165	-	-	-	-	165	-	165
- Equity raise (net of transaction cost)	25	7,806	-	-	-	-	7,806	-	7,806
Total comprehensive income:
Profit for the year		-	-	-	-	18,405	18,405	4,737	23,142
Other comprehensive income for the year		-	(531)	-	-	-	(531)	-	(531)
Balance December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556
Transactions with owners:
Dividends declared	34	-	-	-	-	(8,975)	(8,975)	(1,814)	(10,789)
Share-based payments:
- Shares issued on settlement of incentive plan awards	12.1	804	-	-	-	-	804	-	804
- Equity-settled share-based expense	12.2	-	-	-	484	-	484	-	484
Total comprehensive income:
Profit for the year		-	-	-	-	17,903	17,903	4,963	22,866
Other comprehensive income for the year		-	(462)	-	-	-	(462)	-	(462)
Balance at December 31, 2022		83,471	(9,787)	132,591	14,997	(50,222)	171,050	22,409	193,459

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity (continued)

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance December 31, 2022		83,471	(9,787)	132,591	14,997	(50,222)	171,050	22,409	193,459
Transactions with owners:
Dividends declared	34	-	-	-	-	(8,752)	(8,752)	(1,512)	(10,264)
Share-based payments:
- Shares issued on settlement of incentive plan awards	12.1	351	-	-	-	-	351	-	351
- Equity-settled share-based expense	12.2	-	-	-	640	-	640	-	640
Shares issued:
- Equity raise (net of transaction cost)	25	15,569	-	-	-	-	15,569	-	15,569
- Bilboes acquisition	5	65,677	-	-	-	-	65,677	-	65,677
Total comprehensive income:
(Loss) profit for the year		-	-	-	-	(4,198)	(4,198)	3,580	(618)
Other comprehensive income for the year		-	(622)	-	-	-	(622)	-	(622)
Balance at December 31, 2023		165,068	(10,409)	132,591	15,637	(63,172)	239,715	24,477	264,192
	Note	25	26	26	26			28

The accompanying notes on pages 7 to 78 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	2023	2022	2021

Cash inflow from operations	32	26,398	49,657	38,703
Interest received		39	17	14
Finance costs paid	15	(2,462)	(192)	(388)
Tax paid	16	(9,206)	(6,866)	(7,426)
Net cash inflow from operating activities		14,769	42,616	30,903

Cash flows used in investing activities
Acquisition of property, plant and equipment	18	(28,556)	(41,495)	(32,112)
Acquisition of exploration and evaluation assets	17	(1,837)	(2,596)	(5,717)
Proceeds from sale of assets held for sale	24.1	–	–	500
Proceeds from derivative financial instruments	14.2	178	–	1,066
Acquisition of Put options	14.1	(946)	(478)	–
Proceeds from disposal of subsidiary	24.2	–	–	340
Proceeds from call options	14.2	–	416	208
Acquisition of call options	14.2	–	(176)	–
Net cash used in investing activities		(31,161)	(44,329)	(35,715)

Cash flows from financing activities
Dividends paid	34	(11,099)	(8,906)	(8,069)
Payment of lease liabilities	19	(184)	(150)	(129)
Shares issued – equity raise (net of transaction cost)	25	15,569	–	7,806
Repayments of term loans		–	–	(361)
Loan notes - Motapa payment	30.1	(7,250)	–	–
Loan notes - solar bond issue receipts (net of transaction cost)	30.2	6,895	–	–
Proceeds from gold loan	14.2	–	–	2,752
Repayment of gold loan	14.2	–	(3,698)	–
Proceeds from share options exercised	25	–	–	165
Net cash from/ (used in) financing activities		3,931	(12,754)	2,164

Net decrease in cash and cash equivalents		(12,461)	(14,467)	(2,648)
Effect of exchange rate fluctuations on cash and cash equivalents		(67)	(302)	(179)
Net cash and cash equivalents at the beginning of the year		1,496	16,265	19,092
Net cash and cash equivalents at the end of the year	23	(11,032)	1,496	16,265

The accompanying notes on pages 7 to 78 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2023 and 2022, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2023, 2022 and 2021, disclosure notes, material accounting policies and other explanatory information.  The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

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

The consolidated financial statements have been prepared on a going concern basis, in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”).

The consolidated financial statements were approved for issue by the Board of Directors on March 28, 2024.

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
For the years ended December 31, 2023, 2022 and 2021
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

Refer to note 18 for change in estimates to mine development, infrastructure and other assets.  Other items of property, plant and equipment are depreciated as described in note 4(j)(iii).

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

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“Subpart 1300”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

●	correlation between drill-hole intersections where multiple reefs intersect;
●	continuity of mineralisation between drill-hole intersections within recognised reefs; and
●	appropriateness of the planned mining methods.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
ii)	Mineral reserves and resources (continued)

The Group estimates and reports reserves and resources in accordance with Subpart 1300 and NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

●	the gold price based on current market price and the Group’s assessment of future prices;
●	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
●	cut-off grade;
●	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
●	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

●	asset carrying values may be affected due to changes in the estimated cash flows (i.e. Impairment);
●	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of production method or where useful lives of an asset change; and
●	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing or cost of these activities.

iii)	Impairment

Non-financial assets

At each reporting date, the Group determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates. Refer to note 4(c) for more information.

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
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
iv)	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket Mine (1983) (Private) Limited’s (“Blanket Mine” or “Blanket”) indigenous shareholders (refer to note 6) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield.

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

Additional information about significant assumptions and estimates used to determine the fair value of equity-settled share-based payment transactions are disclosed in note 12.2.

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

In 2023, the Zimbabwe Revenue Authority (“ZIMRA”) issued Public Notice 20 (“PN20”). PN 20 provided clarity on the interpretation of Section 37AA of the Income Tax Act [Chapter 23:06] of Zimbabwe, which requires taxpayers to submit separate tax returns where any part of the income from trade or investment is earned in foreign currency.

Section 37AA stated that the calculation of taxable income be expressed in the currency of the transaction and that the payment of the tax payable be made proportionately to in which currency the revenue earned. The section further provides that the RTGS$ should be converted to US$ using the average auction rate of exchange for the year of assessment, with the same being applicable to US$ amounts that need to be converted to RTGS$.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
v)	Taxes (continued)

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

vi)	Blanket Mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine required management to make significant assumptions and estimates which are explained in note 6.

vii)	Exploration and evaluation (“E&E”) assets

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of its mineral projects and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g. such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

viii)	Site restoration provision

A site restoration provision has been calculated for the Blanket Mine and the Bilboes, Maligreen and Motapa projects based on an independent analysis of the rehabilitation costs as performed in 2023. For projects the restoration costs are recognised at the current estimated cost of restoration and is undiscounted. For the Blanket Mine the inflationary effect on current restoration costs are applied and then discounted to arrive at the present value of the provision. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination estimates, restoration standards, and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for (refer to note 29).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
viii)	Site restoration provision (continued)

Also refer to note 29 for how site restoration provisions are estimated for properties in the exploration and evaluation phase.

(b)	Judgements

Judgement is required when assessing whether the Group controls an entity or not. Controlled entities are consolidated. Further information is given in notes 4(a) and 6.

For judgement applied to:

●	determine functional currency of entities in the Group and the use of the interbank rate of exchange to translate RTGS$, refer to note 13,
●	impairments, refer to note 18 and 17.

4	Material accounting policies

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(b)	Revenue
i)	Fidelity Gold Refinery (Private) Limited (“Fidelity”) and further refinement

Revenue from the sale of precious metals at Blanket is recognised when the unrefined metal is accepted at the refinery (“Local lodgment date”) by Fidelity, except for the portion earmarked for export to a refiner outside of Zimbabwe. Control is transferred and the receipt of proceeds is substantially assured at point of delivery at the end refiner with the responsibility to pay. Revenue for each delivery to Fidelity is measured at the London Base Metal Association price post-delivery less 1.25% and the quantities are determined on Local lodgment date. On average, settlement occurs within 14 days of delivery from Fidelity and within 2 days from Al Etihad Gold Refinery DMCC.

A portion of unrefined metals produced by Blanket is exported by Caledonia to Al Etihad Gold Refinery DMCC (“AEG” an accredited Dubai Good Delivery refinery), which makes payment to Caledonia's bank account in Zimbabwe in USD. The exported unrefined gold continues to be processed at Fidelity, a subsidiary of the Reserve Bank of Zimbabwe (“RBZ”), on a toll-treatment basis, in accordance with requirements of the Zimbabwe government for in-country refining and to allow the Zimbabwe authorities full visibility over the gold produced and exported by Caledonia. The resultant gold is exported under the gold dealing licence that is held by Fidelity to a refinery outside Zimbabwe which undertakes the final refining process. Caledonia receives the proceeds of the gold that it exports in its bank account in Zimbabwe within a few days of delivery to the final refiner. This arrangement in respect of production from Blanket complies with the current requirements to pay a 5% royalty on gold sales and 1.25% of gross sales which is payable to the Zimbabwean Government and deducted from USD and RTGS$ revenues proportionately.

For deliveries exported and for deliveries that are paid by Fidelity, Blanket continues to receive 75% of its revenues in US Dollars and the balance in local currency. Revenue for the unrefined metals exported to a refiner outside Zimbabwe from the sale of precious metals is recognised when the refiner outside of Zimbabwe receives the unrefined metals (“Export lodgment date”). Control is transferred and the receipt of proceeds is substantially assured at the point of delivery. Export lodgment date revenue for each delivery is measured at the London Base Metal Association price post-delivery less a refining fee and the quantities are determined on Export lodgment date. On average settlement occurs within two days of delivery.

Revenue from the sale of precious metals at Bilboes is recognised when the unrefined metal is accepted at the refinery (“Local lodgment date”) by Fidelity. Control is transferred and the receipt of proceeds is substantially assured at point of delivery at the end refiner with the responsibility to pay. Revenue for each delivery to Fidelity is measured at the London Base Metal Association price post-delivery less 1.25% and the quantities are determined on Local lodgment date. Part of the Bilboes revenue during the year was recognised from sales to Fidelity as a “small-scale producer”, measured at the previous day’s 6pm London Base Metal Association price less a 5% discount. The revenue was received 100% in USD and settlement occurred immediately after depositing of the bullion.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(c)	Impairment
i)	Expected credit losses on financial assets

The Group applies the IFRS 9 simplified model and recognises lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed individually as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward looking macroeconomic factors i.e. (interest rate, country risk, and risk free rate) affecting the customer’s ability to settle the amount outstanding. The Group considers a trade receivable to be in default when the amount is 90 days past due from lodgment date. Failure to make payments within 90 days from lodgment date and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery. Trade and other receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery.

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(c)	Impairment (continued)
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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(e)	Foreign currency
i)	Foreign operations

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

On October 1, 2018 the Reserve Bank of Zimbabwe (“RBZ) pegged the Zimbabwe dollar (“RTGS$”) at 1:1 to the US Dollar and on February 20, 2019 issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at RTGS$ 6,104.72 (2022: RTGS$ 684.33, 2021: RTGS$ 108.67) to 1 US Dollar as at December 31, 2023.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(e)	Foreign currency (continued)
ii)	Foreign currency translation (continued)

Further, the RBZ issued a directive to Zimbabwean banks to separate foreign currency and RTGS$ for bank accounts held by clients on October 1, 2018. Subsequent to the directive, the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in foreign currency (i.e., US Dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the foreign currency allocation from 30% to 55%, with the remainder received as RTGS$. The RBZ increased the foreign currency allocation with effect from May 26, 2020 from 55% to 70% and decreased the foreign currency allocation with effect from January 8, 2021 from 70% to 60% with the remainder received as RTGS$. On February 3, 2023 the RBZ increased the foreign currency allocation from 60% to 75%. The allocation percentages remained in effect up to the date of approval of these financial statements.  The Company participated in the foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars up to June 15, 2021.

In June 2021 the RBZ announced that companies that are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021 and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. The arrangement to allow an additional allowance for VFEX listed companies resulted in allocation of approximately 72.74% and was replaced on February 3, 2023 by the 75%:25% allocation for revenues earned.

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(g)	Borrowing costs

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(i)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 27) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors.

(j)	Property, plant and equipment
i)	Recognition and measurement

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

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. When the asset is ready for use in the manner intended by management, depreciation of mine development, infrastructure and other assets is calculated on the unit-of-production method using the measured, indicated and estimated economical inferred mineral resources in Blanket’s life-of-mine plan (“LoMP”). Resources that are not included in the LoMP are not included in the calculation of depreciation.

For other categories, depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Mineral resources and reserves categorised and reported in compliance with the definitions embodied in the CIM Definition Standards as incorporated into the NI 43-101 are reported inclusive of mineral reserves. Mineral resources and reserves categorised and reported in compliance with Subpart 1300 are reported exclusive of mineral reserves.

Inferred mineral resources are considered in the LoMP to the extent these mineral resources are above the cut-off, economically viable and of sufficient confidence, are expected to be upgraded and form part of eventual extraction and as a result are included in the calculation of depreciation.  Refer to note 18 for the evaluation of the cut-off.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(j)	Property, plant and equipment (continued)
iii)	Depreciation (continued)

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

These factors include:

●	changes in mineral reserves and resources;
●	differences between actual commodity prices and commodity price assumptions;
●	unforeseen operational issues at mine sites; and
●	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

The estimated useful lives for 2023, 2022 and 2021 are as follows:

●	buildings 10 to 15 years;
●	plant and equipment 5 to 10 years;
●	fixtures and fittings including computers 4 to 10 years;
●	motor vehicles 4 years;
●	right of use assets 3 to 6 years (determined by lease term); and
●	mine development, infrastructure and other assets in production, units-of-production method.

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Assets under construction’s useful life and residual values will be assessed once the asset is available for use.  Refer to note 18 for the change in estimate in plant and equipment.

(k)	Exploration and evaluation assets

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(k)	Exploration and evaluation assets (continued)

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised, at their initial cost, until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment at least annually, and before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified.

Exploration and evaluations assets are not depreciated.

(l)	Inventories

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

(m)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(n)	Assets and liabilities associated with assets held for sale

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(o)	Financial instruments
i)	Financial assets

The Group had the following financial assets:

Financial assets at amortised cost

Financial assets at amortised cost comprise trade receivables. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method, less any impairment losses.  A trade receivable without a significant financing component is initially measured at the transaction price. Refer to note 4(c)(i) for the impairment of receivables.

Fair value through profit or loss

This category comprises the Gold ETF, gold hedge and Put options. These instruments are carried at fair value with changes in fair value recognised in profit or loss as fair value losses on derivative financial instruments.  Transaction costs are recognised in profit or loss immediately when incurred. The Group does not have any assets held for trading nor does it voluntarily classify any financial assets as being at fair value through profit or loss.  Estimations made and further information is referred to in note 14.

ii)	Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit or loss

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. This category comprises the Gold loan, Put options and the Call options. Estimations made and further information is in note 14.  All changes in the fair value of derivative instruments are accounted for in profit or loss and all proceeds and acquisitions are classified under investing activities in the consolidated cashflow statement.

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(p)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

(q)	Provisions

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

(r)	Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment and exploration and evaluation assets, when those obligations result from the acquisition, construction, development or normal operation of these assets. Production phase restoration costs are recognised at the net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalised to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Future rehabilitation costs are discounted using a pre-tax risk-free rate that reflects the time-value of money. For assets in the exploration and the evaluation phase the restoration costs are recognised at the undiscounted current cost. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. The periodic unwinding of the discount shall be recognised in the profit or loss as a finance costs.

(s)	Leases

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(s)	Leases (continued)

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(t)	Employee benefits
i)	Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid, in respect of salaries, annual leave, bonusses and severance packages, if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(u)	Standards issued but not yet effective

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/ Interpretation	Effective date and expected adoption date*
Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 aim to clarify the requirement on determining whether liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date. The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

●     the carrying amount of the liability,

●     information about the covenants, and

●     facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note. The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or non-current.

The Group has completed its assessment of the impact of the above standards and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

January 1, 2024

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(u)	Standards issued but not yet effective (continued)

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/ Interpretation	Effective date and expected adoption date*
General requirements for Disclosure of Sustainability-related financial information – IFRS S1 Climate-related Disclosures – IFRS S2

IFRS S1 sets out overall requirements for sustainability-related financial disclosures with the objective to require an entity to disclose information about its sustainability-related risks and opportunities that is useful to primary users of general purpose financial reports in making decisions relating to providing resources to the entity.

IFRS S2 sets out the requirements for identifying, measuring and disclosing information about climate-related risks and opportunities that is useful to primary users of general purpose financial reports in making decisions relating to providing resources to the entity.

In the first annual reporting period in which an entity applies IFRS S1, the entity is permitted to disclose information on only climate-related risks and opportunities (in accordance with IFRS S2).

The Group has completed its assessment of the impact of the above standards and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

January 1, 2024
Lack of exchangeability – IAS 21

The International Accounting Standards Board has published amendments to IAS 21 that specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not.

Applying the amendments, a currency is exchangeable when an entity is able to exchange that currency for the other currency through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and for a specified purpose. However, a currency is not exchangeable into the other currency if an entity can only obtain no more than an insignificant amount of the other currency at the measurement date for the specified purpose.

When a currency is not exchangeable at the measurement date, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction at the measurement date between market participants under prevailing economic conditions. In that case, an entity is required to disclose information that enables users of its financial statements to evaluate how the currency’s lack of exchangeability affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

Management is investigating the potential impact of the standard to be amended.

January 1, 2025

* Annual periods ending on or after.

New standards, amendments to standards and interpretations adopted from January 1, 2023 had no significant effect on the Group’s accounting policies.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

5	Tribute Arrangement and Mining Agreement and Bilboes Gold Limited acquisition

On July 21, 2022 Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) entered into a Tribute Arrangement, and related Mining Agreement with Bilboes Holdings (Private) Limited (“Bilboes Holdings” or “Bilboes”) to mine its oxide and transitional ore (“tribute agreement”). This tribute agreement was specific to the Bilboes oxide mine and Bilboes Holdings was on care and maintenance at the date of the agreement.

In terms of the tribute agreement, Bilboes Holdings granted CHZ the right to mine the Bilboes oxide mine operations for the purpose of extracting and selling gold. In terms of this right, CHZ could operate the Bilboes oxide mine using a combination of Bilboes’ resources and their own, for CHZ’s account.

Subject to the stipulation in the tribute agreement, CHZ assumed all responsibility in connection with the oxide mining claims as if CHZ were the owner thereof and Bilboes Holdings remained the registered holder of the mining claims until ownership passes in terms of the Sale and Purchase Agreement, mentioned below.

In terms of the tribute agreement, CHZ had the right to provide instructions over the scope of works for the Bilboes oxide mine in terms of an operational plan and also had the right to terminate the tribute agreement. CHZ, therefore, had the ability to affect the variable returns of the Bilboes oxide mine and to ensure its returns were in line with the expectation of recouping its “investment” (all funds provided) at a 25% internal rate of return.

The tribute agreement came into effect on August 1, 2022, when the Ministry of Mines’ approval was received, and control was obtained through contractual arrangement.

The Bilboes oxide mine did not have sufficient processes in place to operate the oxide mining operations and was reliant on CHZ to provide instructions on the mining operations to create the necessary outputs. The Bilboes oxide mine was assessed as an asset and liability acquisition and not a business combination in terms of IFRS 3 Business Combinations. Directly attributable costs of bringing the Bilboes oxide mine to the location and condition necessary for it to be capable of operating in the manner intended by CHZ amounted to $872 and was accounted for as property, plant and equipment in the December 31, 2022 consolidated financial statements.

On June 27, 2023 the decision was taken to place the mining tailing activities of the Bilboes oxide mine on care and maintenance as the cost related to removing the waste and accessing the orebody could exceed the benefit from the gold revenues to be received. The impairment loss that was recognised amounted to a carrying value of $851, on impairing the Bilboes oxide asset classified under property, plant and equipment. Mining and tailing activities continued at the Bilboes oxide mine until the end of September 2023 when the contract miner's notice period came to an end. Leaching of material that has already been deposited on the leach pad will continue until no longer economically feasible. Oxide mining and processing will resume when the stripping of the waste for the sulphide project commences and can be economically justified.

In addition to the tribute arrangement, Caledonia signed a conditional agreement (the “Sale and Purchase Agreement”) to purchase 100% of Bilboes Gold Limited (“Bilboes Gold”) on July 21, 2022. Bilboes Gold is the holding company of Bilboes Holdings that owns high-grade sulphide resources and the mentioned mining claims to the oxide mine deposit. It was agreed that Caledonia would purchase Bilboes Gold for a consideration to be settled by issue to the sellers of 5,123,044 new shares in Caledonia, comprising initial consideration shares, escrow consideration shares and deferred consideration shares. In addition to the shares, the agreement was also to grant a 1% net smelter royalty (“NSR”) on the Bilboes’ revenues to one of the sellers, Baker Steel Resources Trust Limited (“Baker Steel”), essentially instead of a number of shares that they would have been entitled to should they have agreed to accept all of their consideration in shares. The Sale and Purchase Agreement gave Caledonia the rights to the sulphide project in addition to the right to mine the Bilboes oxide mine as a result of the tribute agreement.

On January 6, 2023, following the satisfaction of conditions precedent, Caledonia completed the acquisition of Bilboes Gold that gave right to further evaluate and exploit the sulphide resources in addition to the oxide mining activities agreed in the tribute agreement.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

5	Tribute Arrangement and Mining Agreement and Bilboes Gold Limited acquisition (continued)

The acquisition of Bilboes Gold was classified as an asset and liability acquisition as there were no inputs, processes and outputs and it was not a business combination in terms of IFRS 3 Business Combinations.

Upon completion of the transaction on January 6, 2023, the initial consideration shares were issued, in the amount of 4,425,797 common shares, to the three sellers of Bilboes Gold Limited and the NSR agreement was signed.

The escrow consideration shares of 441,095 common shares of Caledonia were issued to one of the sellers in settlement of a separate commercial arrangement between its subsidiary and the holding company of another seller, and upon receipt by the Company of a “share adjustment notice” instructing the issue of the shares. The share adjustment notice was only issued once approval had been obtained from the Reserve Bank of Zimbabwe for such commercial arrangement. On March 30, 2023, the 441,095 common shares were issued after the share adjustment notice was received.

Deferred consideration shares of 256,152 common shares of Caledonia were issued to the sellers on April 11, 2023. Total consideration shares issued for the acquisition of Bilboes Gold amounted to 5,123,044 shares with the value of the consideration shares set at US$65.677 million. The value of the initial consideration shares issued is based on the last trading day's closing share price on NYSE American LLC before completion of US$12.82 per share.

Consideration paid	$'000

Equity issued	65,677
Initial consideration shares issued (4,425,797 at $12.82 per share)	56,739
Escrow shares issued (441,095 at $12.82 per share)	5,655
Deferred consideration shares issued (256,152 at $12.82 per share)	3,283

Bilboes oxide mine assets (pre-acquisition)	(872)
Prepayments - Bilboes pre-effective date costs	877
Total net consideration	65,682

Recognised amounts of identifiable assets and liabilities assumed (January 6, 2023)
Exploration and evaluation assets (note 17)	73,198
Inventories	70
Prepayments	5
Trade and other receivables	802
Cash and cash equivalents	54
Provisions	(4,466)
Trade and other payables - external	(3,943)
Lease liabilities	(28)
Income tax payable	(10)
65,682

Acquisition-related costs

Included in administrative costs is an amount of $3.1 million payable to two advisors on the successful completion of the Bilboes Gold acquisition.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

6	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Zimbabwean Government pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

●	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
●	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
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

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed an assessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10).  It was concluded that CHZ should consolidate Blanket Mine after the indigenisation.  The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

●	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
●	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
●

The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest.

●

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

●	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

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

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

		Effective	NCI subject to	Balance of facilitation loan #
USD	Shareholding	interest & NCI recognised	facilitation loan	December 31, 2023	December 31, 2022
NIEEF	16%	3.2%	12.8%	8,489	9,414
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	-*	-*	4,908	5,612
	36%	13.2%	12.8%	13,397	15,026

*	The shares held by BETS are effectively treated as treasury shares (see above).
~	Accounted for under IAS19 Employee Benefits.
#	Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The balance on the facilitation loans is reconciled as follows:

	2023	2022

Balance at January 1	15,026	16,712
Interest incurred	259	580
Dividends used to repay loan	(1,888)	(2,266)
Balance at December 31	13,397	15,026

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding were as follows:

●	a $2 million payment on or before September 30, 2012;
●	a $1 million payment on or before February 28, 2013; and
●	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends.  The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021.  Future dividends to the Community Trust are unencumbered from the date the loan was settled in full.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

7	Capital management

When managing capital, the Group’s objectives are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital (refer to note 25), reserves (refer to note 26), accumulated other comprehensive income, retained loss, bank financing (refer to note 23) and non-controlling interests (refer to note 28).

	2023	2022

Total equity	264,192	193,459

The Group’s primary objective regarding its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, provide returns for shareholders, accommodate any rehabilitation provisions and pursue growth opportunities. It assesses its short term needs and funds these by available cash, overdrafts and short to medium term loans. Capital requirements for future project are evaluated on a case-by-case basis. As at December 31, 2023, there has been no change with respect to the overall capital risk management strategy.

8	Revenue

	Blanket			Bilboes	Total
	2023	2022	2021	*2023	2023	2022	2021

Revenue	140,615	142,082	121,329	5,699	146,314	142,082	121,329
Revenue - silver sales	114	116	122	4	118	116	122
Revenue - gold sales	140,501	141,966	121,207	5,695	146,196	141,966	121,207

Total ounces gold sold	73,482	80,094	68,617	3,050	76,532	80,094	68,617
Net work in progress (oz)	1,934	681	(1,141)	–	1,934	681	(1,141)
Gold produced (oz)	75,416	80,775	67,476	3,050	78,466	80,775	67,476
Tonnes milled	770,440	752,033	665,628	154,040	924,480	752,033	665,628
Grade (g/t)	3.25	3.56	3.36	1.15
Recovery (%)	93.8	93.8	93.9	54.0

Realised gold price ($/oz)	1,912	1,772	1,766	1,867	1,910	1,772	1,766

*	Bilboes Holdings was acquired on January 6, 2023. No production for 2022 and 2021.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

9	Production costs

	2023	2022	2021

Blanket Mine	69,591	62,998	53,126
Salaries and wages	25,042	23,037	20,609
Consumable materials	24,087	23,601	17,375
Consumable materials – COVID-19	–	311	297
Electricity costs	13,496	9,634	10,407
Safety	1,155	998	774
Cash-settled share-based expense (note 12.1(a))	637	853	692
On mine administration	2,783	2,736	1,806
Security	1,020	1,093	826
Solar operations and maintenance services	647	–	–
Obsolete inventory	283	563	36
Pre-feasibility exploration costs	441	172	304

Bilboes	13,118	–	–
Salaries and wages	2,796	–	–
Consumable materials	8,402	–	–
Electricity costs	553	–	–
Cash-settled share-based expense (note 12.1(a))	23	–	–
On mine administration	1,344	–	–

	82,709	62,998	53,126

10	Other expenses

	2023	2022	2021

Intermediated Money Transaction Tax*	1,266	1,378	799
COVID-19 donations	–	–	74
Community and social responsibility cost	1,504	898	1,167
Impairment of property, plant and equipment (note 18)	877	8,209	498
Impairment of exploration and evaluation assets (note 17)	–	467	3,837
Impairment Solar - VAT and duty receivables (note 21)	720	–	–
Bilboes pre-acquisition cost @	–	830	–
Expected credit losses on deferred consideration on the disposal of subsidiary	–	–	761
	4,367	11,782	7,136

*

Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means, between two or more persons. IMTT is levied at a rate of 2% on RTGS$ denominated transactions and 1% on local foreign currency denominated transactions and outbound foreign payments.

@

Cost incurred by CHZ between the effective date ( August 1, 2022) and the commencement date of the oxide mining operations ( December 1, 2022) relating to administration and other general costs. These costs were incurred to maintain the operational integrity of the oxide mine and do not relate to direct costs of bringing the oxide mine to the location and condition necessary for it to be capable of operating in the manner intended by CHZ.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

11	Administrative expenses

	2023	2022	2021

Investor relations	576	663	439
Audit fee	396	294	267
Advisory services fees	4,406	1,459	614
Listing fees	749	512	609
Directors fees – Company	571	569	527
Directors fees – Blanket	61	56	51
Employee costs – salaries and bonusses	6,734	5,855	5,462
Employee costs – settlements	1,784	–	–
Other office administration cost	445	468	177
Information technology and communication cost – Group related	241	391	178
Management liability insurance	897	985	551
Travel costs	569	689	216
	17,429	11,941	9,091

12	Share-based payments

12.1	Cash-settled share-based payments
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

PUs have a performance condition based on gold production and, in recent awards, average normalised controllable cost per ounce of gold and a performance period of one to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

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

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2022: 93%-100%) average performance multiplier was used in calculating the estimated liability.

The liability as at December 31, 2023 amounted to $1,294 ( December 31, 2022: $2,217). Included in the liability as at December 31, 2023 is an amount of $660 (2022: $853, 2021: $692) that was expensed and classified as production costs; refer to note 9.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)
(a)	Restricted Share Units and Performance Units (continued)

The cash-settled share-based expense for PUs for the period amounted to $463 (2022: $609, 2021: $477). During the period PUs to the value of $351 were settled in share capital (net of employee tax) (2022:  $804, 2021: $Nil) with the employee tax portion recognised in profit or loss.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December 31:

	December 31, 2023		December 31, 2022
	RSUs	PUs	RSUs	PUs
Risk free rate	–	3.88%	3.88%	3.88%
Fair value (USD)	–	12.20	12.52	12.42
Share price (USD)	–	12.20	12.40	12.42
Performance multiplier percentage	–	93-100%	–	93-100%
Volatility	–	0.90	1.29	0.91

Share units granted:	RSUs	PUs	RSUs	PUs
Grant - January 11, 2019	–	–	–	95,740
Grant - March 23, 2019	–	–	–	28,287
Grant - June 8, 2019	–	–	–	14,672
Grant - January 11, 2020	17,585	69,678	17,585	114,668
Grant - March 31, 2020	–	696	–	1,971
Grant - June 1, 2020	–	–	–	1,740
Grant - September 9, 2020	–	697	–	1,611
Grant - September 14, 2020	–	5,300	–	20,686
Grant - October 5, 2020	–	230	–	514
Grant - January 11, 2021	–	56,244	–	78,875
Grant - April 1, 2021	–	–	–	770
Grant - May 14, 2021	–	964	–	2,389
Grant - June 1, 2021	–	1,310	–	1,692
Grant - June 14, 2021	–	398	–	507
Grant - August 13, 2021	–	–	–	2,283
Grant - September 1, 2021	–	–	–	553
Grant - September 6, 2021	–	458	–	531
Grant - September 20, 2021	–	460	–	526
Grant - October 1, 2021	–	1,016	–	2,530
Grant - October 11, 2021	–	450	–	500
Grant - November 12, 2021	–	1,846	–	1,998
Grant - December 1, 2021	–	900	–	936
Grant - January 11, 2022	–	75,198	–	96,359
Grant - January 12, 2022	–	825	–	825
Grant - May 13, 2022	–	2,040	–	2,040
Grant - June 1, 2022	–	1,297	–	1,297
Grant - July 1, 2022	–	2,375	–	2,375
Grant - October 1, 2022	–	2,024	–	2,024
Grant - April 7, 2023	–	79,521	–	–
Grant - May 15, 2023	–	581	–	–
Grant - June 1, 2023	–	617	–	–
Grant - June 7, 2023	–	572	–	–
Grant - August 10, 2023	–	5,514	–	–
Grant - September 1, 2023	–	1,617	–	–
Grant - October 3, 2023	–	14,258	–	–
RSU dividends reinvested	1,980	–	1,980	–
Settlements/terminations	(19,565)	(144,772)	–	(254,491)
Total awards outstanding	-	182,314	19,565	224,408

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.2	Equity-settled share-based payments
(a)	EPUs

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition based on gold production, average normalised controllable cost per ounce of gold and a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at December 31, 2023 amounted to $640 (2022: $417, 2021: $Nil).

The following assumptions were used in estimating the fair value of the equity-settled share-based payment  on:

Grant date	January 24, 2022	April 7, 2023
Number of units – remaining at reporting date	113,693	80,773
Share price (USD) - grant date	11.50	16.91
Fair value (USD) - grant date	10.15	15.33
Performance multiplier percentage at grant date	100%	100%

(b)	Share option programs

The maximum term of the options under the OEICP is ten years. Equity-settled share-based payments under the OEICP will be settled by physical delivery of shares. Under the OEICP the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company. At December 31, 2023 the Company had 20,000 options outstanding granted to the employees of 3PPB Plc (providing US investor relations services to Caledonia), P Chidley and P Durham in equal units each.

The fair value of share-based payments noted above was estimated using the Black-Scholes valuation model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

The equity-settled share-based expense relating to grants amounted to $Nil (2022: $67, 2021: $Nil).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

13	Net foreign exchange (loss) gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at  6,104.72 RTGS$ to 1 US Dollar as at December 31, 2023 ( December 31, 2022:  684.33 RTGS$).  The US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

In June 2021 the RBZ announced that companies that are listed on the Victoria Falls Stock Exchange (“VFEX”) will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021. In December 2021, Caledonia obtained a secondary listing on the VFEX and Blanket received all amounts due in terms of that revised policy. The CMCL listing on the VFEX enabled Blanket to receive approximately 72.74% of its total revenue in US Dollars and the balance in RTGS$.

On February 3, 2023, the RBZ issued Exchange control directive RY002/2023 stating that with effect from February 6, 2023, the US$ export retention threshold across all sectors, including companies listed on the VFEX, had been standardized to 75% of export proceeds. The incremental export incentive scheme was also discontinued with effect from February 1, 2023.

On April 5, 2024 the Reserve Bank of Zimbabwe issued a Monetary Statement policy that introduced a structured currency (which is generally defined as a currency that is pegged to a specific exchange rate or currency basket and backed by a bundle of foreign exchange assets (including gold). The structured currency called the Zimbabwe Gold (“ZiG”) replaced the RTGS$ from the said date. Banks were instructed to convert the RTGS$ balances into the new currency to foster simplicity, certainty, and predictability in monetary and financial affairs. The new currency will co-circulate with other foreign currencies in the economy. The retention threshold remained unchanged.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss.

	2023	2022	2021

Unrealised foreign exchange gain	4,217	12,736	2,755
Realised foreign exchange loss*	(6,767)	(8,325)	(1,571)
Net foreign exchange (loss) gain	(2,550)	4,411	1,184

*	Realised foreign exchange losses were predominantly recognised on bullion sales receivables, bank balances and RTGS$ VAT.
**

After December 31, 2023 the RTGS$:USD conversion rate devalued from RTGS$ 6,105:USD 1 to RTGS$ 20,945:USD 1 on March, 25 2024. The devaluation in the exchange rate will devalue RTGS$-denominated monetary assets in quarter 1, of 2024.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

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

Derivative financial instrument expenses		2023	2022	2021

Put options	14.1(a)	1,097	38	–
Gold purchase options	14.2(a)	22	–	–
Gold loan	14.2(b)	–	(228)	21
Call options (December 13, 2021)	14.2(b)	–	(240)	–
Cap and collar options and Call options	14.2(c)	–	832	114
Call options transaction costs (March 9, 2022)	14.2(c)	–	796	–
Gold exchange-traded fund ("Gold ETF")		–	–	105
		1,119	1,198	240
Cash flows arising from investing activities
Acquisition of Put options	14.1(a)	(946)	(478)	–
Proceeds from derivative financial liabilities – Gold purchase options	14.2(a)	178	–	–
Proceeds from derivative financial assets - Gold ETF		–	–	1,066
		(768)	(478)	1,066

Cash flows arising from financing activities
Gold loan (repayment) proceeds	14.2(b)	–	(3,698)	2,752
Call options (December 13, 2021) proceeds	14.2(b)	–	–	208
Call options (March 9, 2022) acquisition	14.2(c)	–	(176)	–
Call options (March 9, 2022) proceeds	14.2(c)	–	416	–
		–	(3,458)	2,960

14.1	Derivative financial assets

		2023	2022

Put options	14.1(a)	88	440
		88	440

(a)	Put options

On December 19, 2023 the Company purchased put options to hedge 12,000 ounces of gold over a period of three months from January to March 2024 at a strike price of $1,950.

On September 29, 2023 and October 6, 2023 the Company purchased two gold purchase options of 1,000 ounces each at a market price of $1,875 and $1,841 per ounce.

On May 22, 2023 the Company purchased put options to hedge 28,000 ounces of gold over a period of seven months from June to December 2023 at a strike price of $1,900.

On December 22, 2022 the Company purchased put options to hedge 16,672 ounces of gold over a period of five months from December to May 2023 at a strike price of $1,750.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

14	Derivative financial instruments (continued)

14.1	Derivative financial assets (continued)
(a)	Put options (continued)

The put options (together “the Put options”) were classified as level 1 in the fair value hierarchy.

On March 7, 2024 the Company purchased put options to hedge 12,000 ounces of gold over a period of three months from April to June 2024 at a strike price of $2,050.

On April 10, 2024 the Company purchased put options to hedge 12,000 ounces of gold over a period of three months from July to September 2024 at a strike price of $2,100.

14.2	Derivative financial liabilities

		2023	2022

Gold purchase options	14.2(a)	–	–
Gold loan	14.2(b)	–	–
Call options (December 13, 2021)	14.2(b)	–	–
Cap and collar options and Call options	14.2(c)	–	–
		–	–

(a)	Gold purchase options

On September 29, 2023 and October 6, 2023 the Company purchased two gold purchase options of 1,000 ounces each at a market price of $1,875 and $1,841 per ounce. The gold purchase options were purchased when the gold price was below $1,900 per ounce at the date of gold revenue delivery. This was done to match the expiry date of the Call options expiring on October 26, 2023 with the date of the gold sales from Blanket, by buying the gold options, in the event that the gold price was below $1,900 at date of pricing of the gold revenue sales by Blanket. Proceeds of $178 were received in October 2023 on in the money options exercised.

(b)	Gold loan and Call options

On December 13, 2021 the Company entered into two separate gold loan and option agreements with Auramet International LLC (“Auramet”).

In terms of the agreements the Group:

●	received $3 million less transaction costs from Auramet at inception of the gold loan agreement (the “Gold loan”);

●	is required to make two deliveries of 925 ounces each on May 31, 2022 and June 30, 2022 in repayment of the Gold loan or pay the equivalent in cash; and

●	granted call options (the “Call options”) on 6,000 ounces to Auramet with a strike price of $2,000 per ounce, expiring monthly in equal monthly tranches from June 30, 2022 to November 30, 2022.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

14	Derivative financial instruments (continued)

14.2	Derivative financial liabilities (continued)
(b)	Gold loan and Call options (continued)

Accounting for the Gold loan and the Call options transactions:

●	At inception the fair value of the Gold loan was calculated at the amount received less the fair value of the Call options.
●	As at March 31, 2022 the fair value of the gold loan was calculated by discounting the fair value of the gold deliveries at a forward rate of $1,833 due by a market related discount rate.
●	At inception and at March 31, 2022 the Call options were valued at the quoted prices available from the CME Group Inc. at each respective date.
●	Differences in the fair values were accounted for as Fair value losses on derivative financial instruments in the consolidated statement of profit or loss and other comprehensive income.
●	The Call options were classified as level 1 in the fair value hierarchy and the Gold loan as level 2.
●	Derivative liabilities are not designated as hedging instruments.

Proceeds received under the Gold loan and Call options agreements were allocated as follows:

December 13, 2021
Net proceeds received	2,960
Fair value of Call options	208
Fair value of Gold loan	2,752

The Gold loan was settled in full on June 30, 2022.    The remaining Call options, outstanding as at September 30, 2022, expired on October 31, 2022 and November 30, 2022.

(c)	Cap and collar options and Call options

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

In April, 2022 Auramet and the Company each purchased matching quantities of Call options at a net settlement cost to the Company of $176 over 2,400 ounces of gold per month at strike prices of $1,886 and $1,959.50 respectively. These options were purchased to hedge against a short term increase in the gold price for the last week of April 2022. At the 2022 year end both these options expired.

The Cap and collar options and Call options were classified as level 1 in the fair value hierarchy.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

15	Finance income and finance cost

	2023	2022	2021

Finance income received - Bank	39	17	14

Unwinding of rehabilitation provision (note 29)	109	132	–
Finance cost - Leases (note 19)	22	31	24
Zimbabwe Electricity Supply Authority interest	68	–	226
Finance cost – Overdraft and term loans	1,657	192	86
Finance cost - Motapa loan notes payable (note 30.1)	619	302	–
Finance cost - Solar loan notes payable (note 30.2)	549	–	–
Finance cost - Term loan	–	–	56
Finance cost - Capitalised to property, plant and equipment (note 18)	–	–	(17)
	3,024	657	375

Refer to note 23 for finance costs paid on overdrafts and term loans. Refer to note 30 for finance costs paid on loan notes.

16	Tax expense

	2023	2022	2021
Tax recognised in profit or loss

Current tax	7,642	9,932	9,051
Income tax - current year	4,821	8,707	8,769
Income tax - change in tax estimate	1,944	(46)	(168)
Withholding tax - current year	867	1,271	450
Acquisition of Bilboes Gold tax liability (note 5)	10	-	-

Deferred tax expense	5,168	6,838	5,806
Origination and reversal of temporary differences	5,168	6,838	5,806

Tax expense – recognised in profit or loss	12,810	16,770	14,857

Tax recognised in other comprehensive income
Income tax - current year	-	-	-

Tax expense	12,810	16,770	14,857

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Unrecognised deferred tax assets

	2023	2022	2021

Bilboes Holdings (Private) Limited*	4,447	-	-
Caledonia Holdings Zimbabwe (Private) Limited – mining	2,942	-	-
Caledonia Holdings Zimbabwe (Private) Limited - services	1,805	1,805	1,205
Blanket Employee Trust Services (Private) Limited	260	227	130
Caledonia Mining Services (Private) Limited	-	69	5
Greenstone Management Services (Pty) Ltd (UK) @	144	176	139
Tax losses carried forward	9,598	2,277	1,479

Taxable losses do not expire for the entities incurring taxable losses within the Group, unless the entities cease trading. Tax losses carried forward relate to Caledonia Holdings Zimbabwe (Private) Limited and Bilboes Holdings (Private) Limited.  Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

*	Assessed losses of Bilboes of $3,763 was acquired during 2023.
@	Assessed losses of Greenstone Management Services (Pty) Ltd (UK) are not carried over and reset to zero each year.

Tax paid	2023	2022	2021

Net income tax payable at January 1	(1,284)	(1,461)	(419)
Current tax expense	(7,642)	(9,932)	(9,051)
Acquisition of Bilboes Gold tax liability (note 5)	(10)	–	–
Foreign currency movement	840	3,243	583
Tax paid	9,206	6,866	7,426
Net income tax receivable/ (payable) at December 31	1,110	(1,284)	(1,461)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Reconciliation of tax rate

Profit for the year	(618)	22,866	23,142
Total tax expense	12,810	16,770	14,857
Profit before tax	12,192	39,636	37,999

Income tax at Company's domestic tax rate (1)	-	-	-
Tax rate differences in foreign jurisdictions (2)	5,808	12,600	11,847
Effect of income tax calculated in RTGS$ as required by PN26 (3)	-	713	590
Management fee – withholding tax on deemed dividend portion	398	247	342
Management fee – non-deductible deemed dividend	675	735	611
Management fee – withholding tax - current year	169	174	148
Withholding tax on intercompany dividends	300	850	-
Non-deductible expenditure
- Donations	318	269	311
- Other non-deductible expenditure	37	1,613	904
Unrealised foreign exchange gains	(642)	(1,322)	(614)
Change in tax estimates
- Zimbabwean income tax	1,891	-	(166)
- South African income tax	53	(46)	(2)
Change in unrecognised tax losses	3,803	937	886
Tax expense - recognised in profit or loss	12,810	16,770	14,857

(1)	The tax rate in Jersey, Channel Islands is 0% (2022: 0%, 2021: 0%).
(2)

The effective tax rate of 105.07% (2022: 42.31%) exceeds the statutory tax rates of subsidiaries of the Company, as certain expenditures are incurred by the Company that are not tax-deductible against taxable income in Zimbabwe and South Africa, where the enacted tax rates are 24.72% (2022: 24.72%) and 27.00% (2022: 28%) respectively.

(3)

In 2019 ZIMRA issued PN26 that was affected retrospectively from February 22, 2019. The public notice provided clarity on Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, which required that the calculation of taxable income be performed in RTGS$ and that the payment of the tax be in the ratio of the currency that the taxable income and revenue is earned. The reconciling item reconciled the profit before tax calculated using US Dollars as the functional currency of the Zimbabwean entities to taxable income calculated in RTGS$. PN26 was superseded by Section 37AA of the Income Tax Act [Chapter 23:06] of Zimbabwe, which requires taxpayers to submit separate tax returns where any part of the income from trade or investment is earned in foreign currency. Section 37AA stated that the calculation of taxable income be expressed in foreign currency and RTGS$ and that the payment of the tax payable be made proportionately to reflect the percentage share of income earned in all foreign currencies and the percentage earned in Zimbabwe dollars. The section further provides that the RTGS$ should be converted to US$ using the average auction rate of exchange for the year of assessment, with the same being applicable to US$ amounts that need to be converted to RTGS$.

On November 30,2023, the Zimbabwean Government announced in the 2024 National Budget Statement that the income tax rate will increase from 24.72% to 25.75% with effect from January 1, 2024. This was gazetted into law on December 30, 2023.

The South African Government announced in the 2021 National Budget Statement that the income tax rate will be reduced from 28.00% to 27.00% for the years of assessment ending on and after March 31, 2023.  This resulted in a change in the estimated deferred tax asset.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2023	2022	2023	2022	2023	2022
Property, plant and equipment	-	-	(6,348)	(6,323)	(6,348)	(6,323)
Exploration and evaluation assets	-	-	(146)	(2)	(146)	(2)
Inventories – obsolete stock	65	(163)	-	-	65	(163)
Prepayments	-	-	(9)	(5)	(9)	(5)
Unrealised foreign exchange	-	733	-	-	-	733
Trade and other payables	190	814	-	-	190	814
Provisions	204	25	-	-	204	25
Other	66	-	-	-	66	-
Tax assets/ (liabilities)	525	1,409	(6,503)	(6,330)	(5,978)*	(4,921)*

*

The net deferred tax liability consists of a deferred tax asset of $153 (2022: $202) from the South African operation and a net deferred tax liability of $6,131 (2022: $5,123) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset.  The amounts are presented as part of non-current assets and non-current liabilities in the statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2023	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2023
Property, plant and equipment	(6,323)	(5,737)	5,712	(6,348)
Exploration and evaluation assets	(2)	-	(144)	(146)
Inventories – obsolete stock	(163)	90	138	65
Prepayments	(5)	(5)	1	(9)
Unrealised foreign exchange	733	-	(733)	-
Trade and other payables	814	(111)	(513)	190
Provisions	25	529	(350)	204
Other	-	66	-	66
Tax (liabilities)/ assets	(4,921)	(5,168)	4,111	(5,978)

	Balance January 1, 2022	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2022
Property, plant and equipment	(9,328)	(8,560)	11,565	(6,323)
Exploration and evaluation assets	(47)	10	35	(2)
Inventories - obsolete stock	3	(295)	129	(163)
Prepayments	(10)	4	1	(5)
Unrealised foreign exchange	499	1,179	(945)	733
Trade and other payables	989	794	(969)	814
Provisions	54	30	(59)	25
Tax (liabilities)/ assets	(7,840)	(6,838)	9,757	(4,921)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets

	Bilboes Gold	Motapa	Maligreen	Connemara North	GG	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2022	–	–	4,196	463	3,618	290	16	65	8,648
Acquisition costs:
- Mining claims acquired	–	7,844	–	–	–	–	–	–	7,844
Exploration costs:
- Consumables and drilling	–	–	1,170	–	36	–	–	–	1,206
- Contractor	–	–	–	4	–	–	–	–	4
- Labour	–	–	260	–	37	–	11	–	308
- Power	–	–	–	–	32	4	–	–	36
Impairment *	–	–	–	(467)	–	–	–	–	(467)
Balance at December 31, 2022	–	7,844	5,626	–	3,723	294	27	65	17,579

Balance at January 1, 2023	–	7,844	5,626	–	3,723	294	27	65	17,579
Acquisition costs:
- Bilboes Gold	73,198	–	–	–	–	–	–	–	73,198
Decommissioning asset estimation adjustment	–	1,466	152	–	–	–	–	–	1,618
Exploration costs:	–	–	–	–	–	–	–	–
- Consumables and drilling	–	903	102	–	–	–	–	–	1,005
- Contractor	–	2	–	–	–	–	–	–	2
- Labour	–	377	111	–	–	–	–	–	488
- Power	–	–	7	–	–	–	–	–	7
- Other	375	–	–	–	–	–	–	–	375
Balance at December 31, 2023	73,573	10,592	5,998	–	3,723	294	27	65	94,272

*

Caledonia completed sufficient work to establish that the potential orebody at the Connemara North property would not meet Caledonia’s requirements in terms of size, grade and width.  Accordingly, Caledonia did not exercise the option to acquire the property.  The costs have been impaired to $Nil.

Non cash acquisitions of exploration and evaluation assets consist of Bilboes acquisition ($73,198), decommissioning ($1,618) and Bilboes lease right use of asset ($40).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets (continued)

(a)	Bilboes Gold

Refer to note 5 for more information on the acquisition of the Bilboes Gold sulphide exploration and evaluation project.

(b)	Motapa

On November 1, 2022 Caledonia entered into a share purchase agreement with Bulawayo Mining Company Limited (“Bulawayo Mining”) to acquire all the shares of Motapa Mining Company UK Limited (“Motapa”), along with its wholly owned subsidiary Arraskar Investments (Private) Limited (“Arraskar”) (“Share Purchase Agreement”).

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to the Bilboes gold project.

The Motapa asset has been mined throughout most of the second half of the 20th century, Caledonia understands that during this period the region produced as much as 300,000 ounces of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team in best understanding the prospectivity of the region.

The acquisition was accounted for as an asset acquisition as the net assets acquired do not meet the definition of a business. The purchase price of the net assets acquired was allocated to exploration and evaluation assets based on management’s estimation of the fair value at acquisition.

The initial purchase price of $1 million was paid on November 1, 2022. Stamp duties of $41 were paid on November 9, 2022. There were no liabilities assumed with the acquisition of Motapa and Arraskar. The remainder of the purchase price was settled by way of loan notes (refer to note 30.1).  The final settlement was made on July 3, 2023.

(c)	Maligreen

On November 3, 2021 the mining claims over the Maligreen project (“Maligreen”), a property situated in the Gweru mining district in the Zimbabwe Midlands, were transferred to Caledonia Holdings Zimbabwe (Private) Limited for a total cash consideration of US$4 million.

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets (continued)
(c)	Maligreen (continued)

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment

Cost	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant&	Total
Balance at January 1, 2022	14,435	543	73,914	35,476	64,319	1,342	3,169	1,940	195,138
Additions*	–	–	–	31,711	3,049	243	147	12,198	47,348
Impairments@	–	–	(8,518)	–	(998)	–	–	–	(9,516)
Reallocations between asset classes	759	–	15,886	(20,734)	4,089	–	–	–	–
Acquisition of Bilboes oxide assets (Tribute) (note 5)	–	–	872	–	–	–	–	–	872
Foreign exchange movement	–	(18)	–	–	26	(22)	(2)	–	(16)
Balance at December 31, 2022	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826

Balance at January 1, 2023	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826
Additions*	–	–	–	28,276	538	335	294	163	29,606
Impairments~	–	–	(872)	–	(36)	–	–	–	(908)
Disposals	–	–	–	–	(33)	–	–	–	(33)
Reallocations between asset classes	1,492	–	37,116	(39,099)	491	–	–	–	–
Reallocate to assets held for sale	–	–	–	–	–	–	–	(14,301)	(14,301)
Foreign exchange movement	–	(24)	–	(2)	–	(37)	(3)	–	(66)
Balance at December 31, 2023	16,686	501	118,398	35,628	71,445	1,861	3,605	–	248,124

*	Included in additions is the change in estimate for the decommissioning asset of $1,962 (2022: ($468))
@

Included in the 2022 impairments are development asset costs of $8,518 that predominantly relates to prospective areas above 750 meters at Blanket which are not included in the LoMP.  Also included in the 2022 impairments are generator cost of $791 and loader bottom decks at a cost of $101; these assets were no longer in working condition.  The carrying amount for these impaired assets were impaired to $Nil.

&

The solar plant was fully commissioned on February 2, 2023 and the sale agreement between Caledonia Mining Corporation Plc and Caledonia Mining Services (Private) Limited was concluded for the sale of the solar plant.  Depreciation on the solar plant commenced on February 2, 2023 and the power purchase agreement, between Caledonia Mining Services (Private) Limited and Blanket Mine, became effective. From September 28, 2023 the solar plant is classified as held for sale.

In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (Private) Limited (which owns the solar plant) to issue loan notes pursuant to a loan note instrument (“bonds”) up to a value of $12 million. The decision was taken in order to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market.  Refer to note 30.2 for more information on these loan notes.

~

On June 27, 2023 the decision was taken to place the Bilboes oxide mine on care and maintenance as the cost related to removing the waste and accessing the orebody could exceed the benefit from the gold revenues to be received. The impairment loss that was recognised amounted to a carrying value of $851 on impairing the Bilboes oxide asset classified under mine development, infrastructure and other. Mining and metallurgical processing continued at the Bilboes oxide mine until the end of September 2023 when the contract miner's notice period came to an end. Leaching of material that has already been deposited on the leach pad will continue while the revenue from these activities contributes to the cost of the asset. Oxide mining and processing will resume when the stripping of the waste for the sulphide project commences and can be economically justified.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2022	7,335	97	8,910	600	25,505	958	2,631	–	46,036
Depreciation for the year	1,015	137	3,990	93	4,527	163	216	–	10,141
Accumulated depreciation - impairments	–	–	(532)	–	(775)	–	–	–	(1,307)
Foreign exchange movement	–	(4)	–	–	–	(21)	(2)	–	(27)
Balance at December 31, 2022	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843

Balance at January 1, 2023	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843
Depreciation for the year	1,012	124	5,459	93	6,573	185	258	782	14,486
Accumulated depreciation for assets reallocated to assets held for sale	–	–	–	–	–	–	–	(782)	(782)
Accumulated depreciation - impairments	–	–	(21)	–	(10)	–	–	–	(31)
Foreign exchange movement	–	(9)	–	–	–	(30)	(2)	–	(41)
Balance at December 31, 2023	9,362	345	17,806	786	35,820	1,255	3,101	–	68,475

Carrying amounts
At December 31, 2022	6,844	295	69,786	45,760	41,228	463	469	14,138	178,983
At December 31, 2023	7,324	156	100,592	34,842	35,625	606	504	–	179,649

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

(a)	Impairment considerations

At year end management identified indicators of impairment at the Blanket CGU. The Blanket CGU excluded the Solar plant that is classified as held for sale at December 31, 2023. No impairment indicators were identified at other CGUs nor at a consolidated level, excluding the Blanket CGU. In calculating the recoverable amount, of the Blanket CGU, the recoverable amount significantly exceeded the carrying value. Management used the following assumptions as their best estimate:

●	Gold price per ounce ranging from $1,748 to $2,034.
●	Life of mine (“LoM”) to 2041 (that is inclusive of inferred resources and it based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).
●	grade ranging between 3.14g/t to 3.29g/t.
●	Production ounces between 77,822 and 81,446 per annum over the LoM.
●	On mine cost of between $892 to $1,427 (real) over the LoM.
●	Peak capex of $30.8 million.
●	Weighted average cost of capital of 15.4%.
●	Income tax of 25.75% on taxable income.

Items of property, plant and equipment are depreciated over the LoM, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2018. The pay limit is 2.10 g/t (2022: 2.10 g/t) while the recovered grade has ranged from 2.96 g/t to 3.24 g/t over the period. All-in-sustaining-cost has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

(b)	Change in estimate

In April 2023 management performed an operational efficiency review of its mining related equipment, which resulted in changes in the expected useful life of some of the assets included under mine, development, infrastructure and other and plant and equipment asset classes.

(i)	Mine, development, infrastructure and other

In August 2015 the Blanket Mine announced the construction of a new central shaft going down to 1,200m from surface, providing access for horizontal development in two directions on three levels below 750m. The aim was to increase production to annual levels of 75,000 to 80,000 ounces per year and extend the LoM. The Company commissioned the central shaft in the first quarter of 2021.This shaft is used for hoisting ore and people. Prior to commissioning of the central shaft, men were hoisted through the existing Jethro shaft which was constructed around 2009. With the commissioning of the central shaft, there will be a gradual decrease in the usage of the Jethro shaft for hoisting until decommissioning. The Jethro shaft is expected to be decommissioned in March 2025.  Future economic benefits are expected to flow to the entity until the shaft is decommissioned.

The Company estimates Blanket will produce 160,000 ounces until the Jethro shaft is decommissioned, previously estimated over the LoM.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

(b)	Change in estimate

(ii)	Plant and equipment

In carrying out a comprehensive asset’s useful life assessment, the following factors were considered in determining the useful life of an asset:

●

expected physical wear and tear, which depends on operational factors such as the number of shifts for which the asset is to be used, the current repair and maintenance programme, and the care and maintenance of the asset while idle; and

●	the expected usage of the asset.

An analysis of the various asset categories for which exceptions were identified during the assessment process are generators, load haul dump machines (“LHDs”), dump trucks, rock breakers and drill rigs.  Previously estimated with a ten-year useful life, this plant and equipment is now estimated to have a useful life of five years from April 1, 2023.

Notwithstanding any future addition to the above-mentioned assets, the effect of the change in useful life on actual and expected depreciation expense, effective for the year ended December 31, 2023, is as follows:

Increase in depreciation expense from April 1, 2023 to December 31, 2023
Mine, development, infrastructure and other	856
Plant and equipment	1,302
2,158

The above results are a change in estimates and applied prospectively from April 1, 2023.

(c)	Non-cash items excluded from acquisition of property, plant and equipment:

	2023	2022

Net property, plant and equipment included in prepayments	329	(4,445)
Net property, plant and equipment included in trade and other payables	583	(1,876)
Bilboes oxide project payable (note 29)	–	(872)
Change in estimate for decommissioning asset - adjustment capitalised in property, plant and equipment (note 18)	(1,962)	468
	(1,050)	(6,725)

(d)	Capital commitments

The amount of contractual commitment for the acquisition of property, plant and equipment at December 31, 2023 amounted to $2,035 (2022: $4,066).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

19	Leases

Leases as lessee

The Group leases administrative offices. The leases, which the Group normally enters into, typically run for a period of 3 to 6 years, with an option to renew the lease after that date. Three leases for the administrative offices expire in 2024 and one lease in 2025.

Information about leases for which the Group is a lessee is presented below.

i)	Amounts recognised in the statement of financial position

Right of use assets

Right of use assets related to leased properties are presented as part of property, plant and equipment (refer to note 18).

	2023	2022

Balance at January 1	295	446
Depreciation	(124)	(137)
Foreign currency movement	(15)	(14)
Balance at December 31	156	295

Lease liabilities

	2023	2022

Balance at January 1	313	465
Additions to lease liability	67	-
Finance cost	22	31
Lease payments	(184)	(150)
Foreign currency movement	(10)	(33)
Balance at December 31	208	313

ii)	Amounts recognised in profit or loss

	2023	2022	2021

Finance cost on lease liabilities (note 15)	22	31	24
Unrealised foreign exchange gain	(5)	19	1
Depreciation (note 18)	124	137	115
	141	187	140

iii)	Amounts recognised in statement of cash flows

	2023	2022	2021

Total cash outflow for leases - principal	162	119	105
Total cash outflow for leases - finance cost	22	31	24
Total cash outflow for leases - payments	184	150	129

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

19	Leases (continued)

iv)	Maturity of lease liabilities

The maturity of lease liabilities are as follows as at December 31:

	2023	2022

Less than one year	175	152
One to two years	42	150
Two to three years	–	40
Total lease payments	217	342
Finance cost	(9)	(29)
Present value of lease liabilities	208	313

20	Inventories

	2023	2022

Consumable stores*	18,001	17,645
Gold in progress @	2,303	689
	20,304	18,334

*	Included in consumables stores is an amount of ($1,793) (2022: ($1,510)) for provision for obsolete stock for items that are not compatible with plant and equipment currently in use.
@	Gold work in progress balance as at December 31, 2023 consists of 3,057 ounces (2022: 1,123 ounces).

21	Trade and other receivables

	2023	2022

Bullion sales receivable	5,403	7,383
VAT receivables	4,259	1,001
Solar - VAT and duty receivables*	–	720
Deposits for stores, equipment and other receivables	290	81
	9,952	9,185

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due and there has been no doubtful debt on debtors (refer to note 33). Up to the date of approval of these financial statements all of the outstanding bullion sales receivable were settled in full. The Company offset VAT receivables equating to $3.9 million against liabilities due for other types of taxes administrated by the Zimbabwe Revenue Authority.

*

On December 7, 2021 a duty rebate on the importation of capital goods was granted to the Company in terms of the Customs and Excise General Regulations of 2001. However, the customs officials at Forbes Border Post rejected a rebate on solar cables despite presentation of a valid rebate letter. An appeal was made to the Commissioner of Taxes seeking the rebate and the outcome of the appeal was unfavourable.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

22	Prepayments

	2023	2022

Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	527	254
Blanket Mine third party suppliers	1,746	1,494
Bilboes third party suppliers	–	802
Solar prepayments	–	104
Bilboes pre-effective date costs	–	877
Other prepayments	265	162
	2,538	3,693

23	Cash and cash equivalents

	2023	2022

Bank balances	4,252	4,737
Restricted cash *	2,456	1,998
Cash and cash equivalents	6,708	6,735
Bank overdrafts and short term loans used for cash management purposes @	(17,740)	(5,239)
Net cash and cash equivalents	(11,032)	1,496

*

Cash of $2,456 (denominated in RTGS$) held by Blanket Mine was earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on November 28, 2023 and settled in January, 2024. The cash on maturity was transferred to CMSA’s bank account, denominated in South African Rands.

@	Interest paid on bank overdraft was $1,657 (2022: $192).

	Date drawn	Expiry	Repayment term	Principal value	Balance drawn at December 31, 2023
Overdraft facilities and term loans
Stanbic Bank - RTGS$ denomination	September 2023	March 2024	On demand	RTGS$350 million	$Nil
Stanbic Bank - USD denomination	September 2023	March 2024	On demand	$4 million	$3.8 million
Ecobank - USD denomination	November 2022	December 2024	On demand	$5 million	$5 million
Nedbank Zimbabwe - USD denomination	December 2022	April 2024	On demand	$3.5 million	$3.4 million
Nedbank Zimbabwe term loan - USD denomination	April 2023	April 2024	On demand	$3.5 million	$3.5 million
CABS – USD denomination	August 2023	July 2024	On demand	$2 million	$2 million

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

24	Assets and liabilities associated with assets held for sale

	2023	2022
Non-current assets held for sale
Solar plant	13,519	–

Liabilities associated with assets held for sale
Site restoration liability	128	–

In the second quarter of 2023 management embarked on a marketing process to locate a buyer for the Company’s solar plant located next to Blanket Mine. Various offers were received and a counterparty with a non-binding offer was given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity. The offer was received from a reputable global renewable energy operator and management is in an advanced stage of executing agreements to sell the solar plant. It is proposed that the new owners will exclusively supply Blanket with electricity from the plant, on a take-or-pay basis and in doing so secure Blanket’s future power supply. This has the benefit of realising a cash profit on the sale of the plant and generate cash for reinvestment in our gold projects. In addition, management can focus on Caledonia’s core business of gold mining which yields higher returns to our shareholders.

On September 28, 2023 the Board approved management to negotiate the sale of the solar plant with the potential buyer. The assets were available for sale in their condition on September 28, 2023 and therefore met the criteria to be classified as held for sale.

Management determined the value at the carrying amount of $13,519 at September 28, 2023, as it was the lower of the fair value less cost to sell and the carrying amount. The proceeds of the disposal are expected to substantially exceed the carrying amount of the related net assets and accordingly no impairment losses have been recognised on the classification of the solar plant.  The asset was classified as property, plant and equipment before the reclassification to assets held for sale.

25	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount
January 1, 2022	12,756,606	82,667
Shares issued:
- share-based payment - employees (note 12.1(a))	76,520	804
December 31, 2022	12,833,126	83,471
Shares issued:
- share-based payment - employees (note 12.1(a))	24,389	351
- equity raise*	1,207,514	15,569
- Bilboes Gold Limited acquisition (note 5)	5,123,044	65,677
December 31, 2023	19,188,073	165,068

*

Gross proceeds of $10,770 with a transaction cost of $846 were raised by issuing depository interests on the AIM of the London Stock Exchange

Gross proceeds of $5,850 with a transaction cost of $205 were raised by issuing depository receipts on the VFEX.

During quarter one of 2023, Mark Learmonth, Chief Executive Officer, and Toziyana Resources Limited, a company affiliated with Victor Gapare, executive Director of the Company, subscribed for 3,587 and 11,000 depositary interests respectively in the equity raise.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

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

Reserves

	2023	2022

Foreign currency translation reserve	(10,409)	(9,787)
Contributed surplus	132,591	132,591
Equity-settled share-based payment reserve	15,637	14,997
Total	137,819	137,801

27	Earnings per share

Weighted average number of shares – Basic earnings per share

(in number of shares)	2023	2022	2021

Issued shares at the beginning of year (note 25)	12,833,126	12,756,606	12,118,823
Weighted average shares issued	5,792,435	74,214	51,462
Weighted average number of shares at December 31	18,625,561	12,830,820	12,170,285

Weighted average number of shares - Diluted earnings per share
(in number of shares)	2023	2022	2021

Weighted average at December 31	18,625,561	12,830,820	12,170,285
Effect of dilutive options	6,550	6,482	6,933
Weighted average number of shares (diluted) at December 31	18,632,111	12,837,302	12,177,218

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 13,450 (2022: 13,518, 2021: 18,842) were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to $Nil (2022: $Nil, 2021: $Nil) options.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

27	Earnings per share (continued)

The calculation of total basic and diluted earnings per share for the year ended December 31, 2023 was calculated as follows:

	2023	2022	2021

Profit for the year attributable to owners of the Company (basic and diluted)	(4,198)	17,903	18,405
Blanket Mine Employee Trust Adjustment	(346)	(517)	(326)
Profit attributable to ordinary shareholders (basic and diluted)	(4,544)	17,386	18,079
Basic earnings per share - $	(0.24)	1.36	1.49
Diluted earnings per share - $	(0.24)	1.35	1.48

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

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

28	Non-controlling interest

Blanket Mine’s (incorporated in Zimbabwe) NCI share is recognised at an effective share and voting rights of 13.2% (2022: 13.2%, 2021: 13.2%) based on summarised results as follows:

	2023	2022	2021

Current assets	33,126	30,397	33,634
Non-current assets	188,134	172,611	154,003
Current liabilities	(10,277)	(9,583)	(17,261)
Non-current liabilities	(10,901)	(8,062)	(11,535)
Net assets of Blanket Mine (100%)	200,082	185,363	158,841

Carrying amount of NCI of 13.2% (2022: 13.2%, 2021: 13.2%)	24,477	22,409	19,260

Revenue	146,314	142,082	121,329
Profit after tax	27,215	38,389	35,911
Total comprehensive income of Blanket Mine (100%)	27,215	38,389	35,911

Profit allocated to NCI of 13.2% (2022: 13.2%, 2021: 13.2%)	3,580	4,963	4,737
Dividend allocated to NCI of 13.2% (2022: 13.2%, 2021: 13.2%)	(1,512)	(1,814)	(2,001)

Net cash inflow from operating activities	28,087	50,048	41,489
Net cash outflow from investing activities	(28,146)	(37,798)	(29,850)
Net cash outflow from financing activities	(5,017)	(16,506)	(12,817)
Net cash outflow	(5,076)	(4,256)	(1,178)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

29	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and projects and represent the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. For the Blanket Mine site restoration costs are capitalsed in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalized cost are amortised over the life of the mine and the provision is unwound over the period to estimated restoration. For properties in the exploration and evaluation phase, such as the Bilboes, Maligreen and Motapa projects, site restoration costs are capitalised in exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation. Subsequently the costs capitalised are not amortised and the provision is not unwound.

Reconciliation of site restoration provision	2023	2022

Blanket Mine
Balance January 1	2,823	3,159
Unwinding of discount (note 17)	109	132
Change in estimate (Blanket Mine) (note 18)	1,834	(468)
Balance December 31	4,766	2,823

Motapa, Maligreen and Bilboes
Balance January 1	135	135
Change in estimate (Motapa) (note 17)	1,466	–
Change in estimate (Maligreen) (note 17)	152	–
Acquisition - (Bilboes) (note 5)	4,466	–
Balance December 31	6,219	135

Total balance December 31	10,985	2,958

Current	–	–
Non-current	10,985	2,958
	10,985	2,958

The discount rate in calculating the present value of the Blanket Mine provision is 4.14% (2022: 4.14%) and is based on a risk-free rate and cash flows are estimated at an average 2.40% inflation (2022: 2.40%). The gross rehabilitation costs, before discounting, amounted to $5,629 (2022: $3,137) for Blanket Mine as at December 31, 2023.

The undiscounted gross rehabilitation costs for exploration and evaluation assets as at December 31, 2023, amounted to $4,466 (2022: $Nil) for Bilboes Holdings, $1,466 (2022: $Nil) for Motapa and $287 (2022: $135) for Maligreen.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

29	Provisions (continued)

(a)	Change in estimate

Amounts recorded for restoration and rehabilitation provision require management to estimate the future costs the Group will incur to complete the reclamation and remediation work required to comply with applicable laws and regulations as well as taking into consideration the timing of the reclamation activities and estimated discount rate.  Future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Group. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs.

(i)	Motapa and Maligreen

Management performed a revised rehabilitation liability cost estimate during the fourth quarter of 2023.

The revised provision estimate of Motapa and Maligreen were capitalised as exploration and evaluation assets. The effect of the change in estimation was as follows:

Increase in provision as at December 31, 2023
Motapa	1,466
Maligreen	152
1,618

30	Loan note instruments

Loan note instruments - finance costs		2023	2022

Motapa loan notes	30.1	619	302
Solar loan notes	30.2	549	–
		1,168	302

Loan note instruments - financial liabilities		2023	2022

Motapa loan notes	30.1	–	7,104
Solar loan notes	30.2	7,112	–
		7,112	7,104

Current		665	7,104
Non-current		6,447	-
		7,112	7,104

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

30	Loan note instruments (continued)

30.1	Motapa loan notes payable

On November 1, 2022 Caledonia, in connection with the Share Purchase Agreement, executed a loan note instrument to issue loan notes (“Loan note” or “Notes”) to Bulawayo Mining to acquire all the shares of Motapa Mining Company UK Limited (“Motapa”), along with its wholly owned subsidiary Arraskar Investments (Private) Limited (“Arraskar”). The shares were purchased with full title guarantee and free from all encumbrances, together with all rights attached or accruing to them. The Loan note certificates were issued by Caledonia on November 1, 2022.

The aggregate principal amount of the Loan notes were limited to US$7.25 million. Interest on the Loan notes was compounded monthly an interest rate of 13% per annum. Interest was payable on the principal amount of the Loan notes outstanding from time to time from the issue date of the Loan notes until the date of redemption of the Loan notes at the interest rate. $5 million of the loan notes was paid on March 31, 2023, and $2.25 million on June 30, 2023.  $575 of the loan notes were paid on July 3, 2023 as agreed between Caledonia and each of the noteholders due to bank holidays in certain jurisdictions.

All Loan notes repaid by Caledonia were immediately cancelled and were not reissued.

The fair value of the Loan notes payable at inception was estimated to be $6,802 using the market approach method. The effective interest rate on the Loan notes was estimated to be 12.75% per annum.  The Loan notes were subsequently measured at amortised cost.

A summary of the Loan notes payable was as follows:

	2023	2022
Balance January 1	7,104	-
Fair value November 1, 2022	–	6,802
Finance cost accrued	619	302
Repayment - principal	(7,250)	-
Repayment – finance cost paid	(473)	-
Balance December 31	-	7,104

Current	-	7,104
Non-current	-	-
	-	7,104

Refer to note 17 for more information on the exploration and evaluation asset acquired.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

30	Loan note instruments (continued)

30.2	Solar loan notes

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan notes pursuant to a loan note instrument (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (Private) Limited. The bonds carry a fixed interest rate of 9.5% payable bi-annually and have a tenure of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $7 million of bonds were in issue at the date of approval of these financial statements. All bonds were issued to Zimbabwean registered commercial entities.

A summary of the bonds is as follows:

	2023	2022
Balance January 1	–	–
Amounts received	7,000	–
Transaction costs	(105)	–
Finance cost accrued	549	–
Repayment - finance cost paid	(332)	–
Balance December 31	7,112	–

Current	665	–
Non-current	6,447	–
	7,112	–

In April 2024, Caledonia Holdings Zimbabwe (Private) Limited, a wholly owned subsidiary of the Company, issued loan notes to the value of $2 million to Zimbabwean registered commercial entities. The bonds were issued to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds have an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company.

31	Trade and other payables

	2023	2022

Trade payables	6,166	3,502
Electricity accrual	2,676	2,386
Audit fee	395	284
Dividends due	1,048	1,883
Solar plant supplier accrual	–	1,852
Bilboes oxide project payable	–	872
Other payables	692	651
Financial liabilities	10,977	11,430

Production and management bonus accrual - Blanket Mine	214	287
Other employee benefits - other	2,229	982
Other employee benefits - settlements	1,588	–
Leave pay	2,655	2,462
Bonus provision	190	1,025
Accruals	2,650	1,268
Non-financial liabilities	9,526	6,024
Total	20,503	17,454

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

32	Cash flow information

Non-cash items and information presented separately on the statements of cash flows statement:

	2023	2022	2021

Operating profit	15,177	40,276	38,360
Adjustments for:
Impairment of property, plant and equipment (note 18)	877	8,209	497
Impairment of exploration and evaluation assets (note 17)	–	467	3,837
Impairment of solar plant - VAT and duty receivables	720	–	–
Unrealised foreign exchange gains (note 13)	(4,217)	(12,736)	(2,754)
Cash-settled share-based expense (note 12.1)	463	609	477
Cash-settled share-based expense included in production costs (note 12.1)	660	853	692
Cash portion of cash-settled share-based expense	(1,695)	(1,468)	(420)
Equity-settled share-based expense (note 11.2)	640	484	–
Depreciation (note 18)	14,486	10,141	8,046
Fair value loss on derivative instruments (note 14)	1,119	401	240
Profit on disposal of property, plant and equipment (note 18)	33	–	–
Derecognition of property, plant and equipment	–	–	(38)
Write down of inventory	283	563	–
Expected credit losses on deferred consideration on the disposal of subsidiary	–	–	761
Cash generated from operations before working capital changes	28,546	47,799	49,698
Inventories	(2,182)	1,915	(4,016)
Prepayments	338	(1,375)	(4,272)
Trade and other receivables	(1,910)	(1,561)	(4,746)
Trade and other payables	1,606	2,879	2,039
Cash generated from operations	26,398	49,657	38,703

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

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

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2023	2022

Zimbabwe	4,215	9,059
Jersey, Channel Islands	–	–
Other regions	1,618	1
	5,833	9,060

Of the trade receivables balance at the end of the year, $3,110 (2022: $Nil) is due from AEG, the Group’s largest customer. Apart from this, the Group does not have significant credit risk exposure to any single counterparty. The Group’s credit risk over trade receivables is significantly reduced as Fidelity has never paid outside of their contractually agreed credit terms.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

33	Financial Instruments and risk management (continued)

(b)	Liquidity risk

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

The following are the contractual maturities of financial liabilities, including contractual interest payments.

Non-derivative financial liabilities

December 31, 2023	Carrying amount	Total contractual cashflow amount	12 months or less

Trade and other payables	10,977	10,977	10,977
Loan note payable	7,112	8,663	665
Lease liabilities	208	217	175
Overdraft and term loans	17,740	17,740	17,740
	36,037	37,597	29,557

December 31, 2022	Carrying amount	Total contractual cashflow amount	12 months or less

Trade and other payables	11,430	11,430	11,430
Loan note payable	7,104	7,723	7,723
Lease liabilities	313	342	152
Overdraft and term loans	5,239	5,239	5,239
	24,086	24,734	24,544

The Group regularly monitors its liquidity risk and evaluates the options available.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the gold price will have an impact on the revenue of the Group and the fair value of the gold options at December 31, 2023.  This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

33	Financial Instruments and risk management (continued)

(b)	Liquidity risk (continued)

Sensitivity analysis (continued)

An increase or decrease of 5% of the gold price would have the following equal or opposite effect on the derivative financial instruments on December 31:

Consolidated statement of financial position:

	2023	2022

Derivative financial assets - Put option
Increase by 5% of the gold price	-	-
Decrease by 5% of the gold price	4	22

Consolidated statement of profit or loss and other comprehensive income:

Fair value loss on derivative financial instruments	2023	2022

Derivative financial assets - Put option
Increase by 5% of the gold price	-	-
Decrease by 5% of the gold price	4	22

The Group’s revenues had full exposure to the gold price up to December 19, 2023 when the gold put option agreement was concluded (refer note 14.1).

(c)	Market risk
(i)	Currency risk

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

The fluctuation of the US Dollar in relation to other currencies that entities within the Group may transact in will consequently have an effect upon the profitability of the Group and may also effect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures.  Further, the Group aims to maintain cash and cash equivalents in US Dollars to avoid foreign exchange exposure and to meet short‐term liquidity requirements.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

33	Financial Instruments and risk management (continued)

(c)	Market risk (continued)
(i)	Currency risk (continued)

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

	2023		2022
	$'000		$'000
	Functional currency		Functional currency
	ZAR	$	ZAR	$

Cash and cash equivalents	62	4,706	62	3,443
USD denominated	61	-	62	-
ZAR denominated	-	989	-	631
RTGS$ denominated	-	3,424	-	2,502
GBP denominated	1	293	-	235
CAD denominated	-	-	-	75

Trade and other receivables - RTGS$ denominated	-	3,118	-	2,607
Trade and other payables - RTGS$ denominated	-	(106)	-	(130)
Overdraft and term loans - RTGS$ denominated	-	-	-	-
	62	7,718	62	5,920

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss and equity for the Group:

	2023		2022
	$'000		$'000
	Functional currency		Functional currency
	ZAR	$	ZAR	$

Cash and cash equivalents	3	177	3	134
Trade and other receivables	-	148	-	124
Trade and other payables	-	(5)	-	(6)
Overdraft and term loans	-	-	-	-
	3	320	3	252

(ii)	Interest rate risk

The Group's interest rate risk arises from loans and borrowings, overdraft facility, short term loans and cash held. The loans and borrowings, overdraft facility and cash held have variable interest rates. Variable rates expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

33	Financial Instruments and risk management (continued)

(c)	Market risk (continued)
(ii)	Interest rate risk (continued)

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2023	2022

Cash and cash equivalents	6,708	6,735
Overdraft and term loans	(17,740)	(5,239)
	(11,032)	1,496

Interest rate risk arising from borrowings is offset by interest from available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis - Cash and cash equivalents	2023	2022

Increase by 100 basis points	67	67
Decrease by 100 basis points	(67)	(67)

Sensitivity analysis - Overdraft

Increase by 100 basis points	177	52
Decrease by 100 basis points	(177)	(52)

34	Dividends

	2023	2022	2021

Dividends declared to owners of the Company	8,752	8,975	6,068
Dividends declared to NCI	1,512	1,814	2,001
	10,264	10,789	8,069

Dividends declared and paid to owners of the Company	8,752	7,178	6,068
Dividends declared and paid to NCI	550	1,728	2,001
Dividends declared and due to owners of the Company	-	1,797	-
Dividends declared and due to NCI	1,048	86	-
	10,350	10,789	8,069

A dividend was declared and paid in January 2024.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

34	Dividends (continued)

Quarterly dividend per share history:

Declaration date	cents per share
January 14, 2021	11.0
April 15, 2021	12.0
July 15, 2021	13.0
October 14, 2021	14.0
January 13, 2022	14.0
April 18, 2022	14.0
July 14, 2022	14.0
October 13, 2022	14.0
December 30, 2022	14.0
April 3, 2023	14.0
June 29, 2023	14.0
September 28, 2023	14.0

35	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities to report.

36	Related parties

Directors of the company, as well as certain executives, are considered key management.  For entities within the Group refer to note 37.

Employee contracts between CMSA, CHZ, the Company and key management include an option for respective key management to terminate such employee contracts in the event of a change in control of the Company and to receive a severance payment equal to six months’ to two years’ compensation. If this was triggered as at December 31, 2023 the severance payment would have amounted to $7,809 (2022: $8,575, 2021: $8,214). A change in control would constitute:

●	the acquisition of more than 50% of the shares; or
●	the acquisition of the right to exercise the majority of the voting rights of shares; or
●	the acquisition of the right to appoint the majority of the board of directors; or
●	the acquisition of more than 50% of the assets of the Group.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

36	Related parties (continued)

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2023	2022	2021

Key management salaries	3,102	2,076	2,234
Share-based awards* @	720	999	540
All other compensation &	2,599	1,697	1,011
	6,421	4,772	3,785

*	Amount inclusive of $104 (2022: $354, 2021: $123) classified as production costs.
@	Employees, officers, directors, consultants and other service providers also participate in the OEICP (see note 12.1).
&

The Company entered into a consultancy agreement with SR Curtis, a director of the Company, effective July 1, 2022 until December 31, 2023 at a monthly fee of $44.1 from July 1, 2022 until December 31, 2022 and $12.5 from January 1, 2023 until December 31, 2023. During the period ended December 31, 2023, the Company recorded $150 (2022: $265, 2021: $Nil) in consultancy fees.  The Company has extended Mr. Curtis’ consultancy agreement until December 31, 2025 at a monthly fee of $12.5.  Mr. Curtis is retiring as a director from the next annual general meeting (planned for May 7, 2024).

Included is an amount of $647 (2022: $1,378, 2021: $1,011) that relates to bonuses provided or paid for in 2023.
Included is an amount of $1,588 (2022: $54 (leave payout), 2021: $Nil) that relates to provision of a severance package payable in 2024

$30 rent was paid to a company of which V. Gapare is a director and that supplied office accommodation in Harare, Zimbabwe.

Group entities are set out in note 37.

Refer to note 6 and note 28 for transactions with NCI.

Refer to note 38 for management fees between CMSA and Blanket Mine.

Refer to note 30 for details of the bonds and the Loan notes which were guaranteed by the Company and by Greenstone Management Services Holdings (UK) Limited respectively.

Refer to note 11 for director fees.

All related party transactions occurred at arm’s length.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

37	Group entities

Intercompany balances with holding company

	Activity of the company	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
				2023	2022	2023	2022

Caledonia Holdings Zimbabwe (Private) Limited	Services	$	Zimbabwe	100	100	(6,179)	(6,683)
Caledonia Mining Services (Private) Limited	Solar power provider	$	Zimbabwe	100	100	10,559	-
Fintona Investments Proprietary Limited	Dormant	ZAR	South Africa	100	100	14,860	14,859
Caledonia Mining South Africa Proprietary Limited	Procurement and services	ZAR	South Africa	100	100	(8,700)	(5,329)
Greenstone Management Services Holdings Limited	Investment holding	$	United Kingdom	100	100	(48,149)	(36,597)
Blanket Mine (1983) (Private) Limited (2)	Mining	$	Zimbabwe	64	64	(217)	561
Blanket Employee Trust Services (Private) Limited ("BETS") (1)	Employee trust	$	Zimbabwe	-	-	-	-
Motapa Mining Company UK Limited	Investment holding	$	United Kingdom	100	100	-	-
Arraskar Investments (Private) Limited	Exploration	$	Zimbabwe	100	100	-	-
Bilboes Gold Limited	Investment holding	$	Mauritius	100	-	-	-
Bilboes Holdings (Private) Limited	Gold project	$	United Kingdom	100	-	805	-
Caledonia Mining FZCO	Procurement	$	Dubai	100	-	61	-
Caledonia (Connemara) (Private) Limited	Dormant	$	Zimbabwe	100	100	-	-
Caledonia (Maligreen) (Private) Limited	Dormant	$	Zimbabwe	100	100	-	-
Caledonia (Bilboes & Motapa) (Private) Limited	Dormant	$	Zimbabwe	100	-	-	-

(1)	BETS and the Community Trust are consolidated as structured entities.
(2)	Refer to note 6 for the effective shareholding. NCI has a 13.2% (2022: 13.2%, 2021: 13.2%) interest in cash flows of Blanket only.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

37	Group entities (continued)

Intercompany transactions with holding company

	Loans advanced/ (repaid)		Interest received		Foreign exchange profits
	2023	2022	2023	2022	2023	2022

Caledonia Holdings Zimbabwe (Private) Limited	(4)	(424)	508	536	–	–
Caledonia Mining Services (Private) Limited	10,016	–	543	–	–	–
Fintona Investments Proprietary Limited	–	–	–	–	–	–
Caledonia Mining South Africa Proprietary Limited	(3,591)	(4,293)	(455)	–	675	370
Greenstone Management Services Holdings Limited	(9,103)	(13,681)	(2,449)	–	–	–
Blanket Mine (1983) (Private) Limited	(760)	(509)	(18)	40	–	–
Blanket Employee Trust Services (Private) Limited ("BETS")	–	–	–	–	–	–
Motapa Mining Company UK Limited	–	–	–	–	–	–
Arraskar Investments (Private) Limited	–	–	–	–	–	–
Bilboes Gold Limited	–	–	–	–	–	–
Bilboes Holdings (Private) Limited	805	–	–	–	–	–
Caledonia Mining FZCO	61	–	–	–	–	–
Caledonia (Connemara) (Private) Limited	–	–	–	–	–	–
Caledonia (Maligreen) (Private) Limited	–	–	–	–	–	–
Caledonia (Bilboes & Motapa) (Private) Limited	–	–	–	–	–	–
	(2,576)	(18,907)	(1,871)	576	675	370

38	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Blanket Mine, Bilboes oxide mine, exploration and evaluation assets (“E&E projects”) and South Africa describe the Group's reportable segments. The Blanket operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited, Blanket Mine (1983) (Private) Limited, Blanket’s satellite projects and Caledonia Mining Services (Private) Limited (“CMS solar”). The Bilboes oxide mine segment comprises the oxide mining activities. The E&E projects segment includes the exploration and evaluation activities of the Bilboes sulphide project as well as the Motapa and Maligreen projects. The South African segment represents the sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) are responsible for corporate administrative functions within the Group and contribute to the strategic decision making process of the CEO and are therefore included in the disclosure below and combined with corporate and other reconciling amounts that do not represent a separate segment. Information regarding the results of each reportable segment is included below.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

38	Operating Segments (continued)

Performance is measured based on profit before income tax, as included in the internal management report that is reviewed by the Group's CEO. Segment profit or exploration and evaluation cost is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Information about reportable segments

For the twelve months ended December 31, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	140,615	–	5,699	–	–	–	146,314
Inter-segmental revenue	–	17,623	–	–	(17,623)	–	–
Royalty	(7,318)	–	(319)	–	–	–	(7,637)
Production costs	(68,923)	(16,788)	(13,095)	–	16,097	–	(82,709)
Depreciation	(15,385)	(139)	–	–	1,079	(41)	(14,486)
Other income	236	10	1	–	(1,750)	1,766	263
Other expenses*	(4,353)	–	(14)	–	–	–	(4,367)
Administrative expenses	(912)	(4,301)	(2,101)	(8)	17	(10,124)	(17,429)
Management fee	(3,468)	3,471	–	–	(3)	–	–
Cash-settled share-based expense	–	–	–	–	660	(1,123)	(463)
Equity-settled share-based expense	–	–	–	–	–	(640)	(640)
Net foreign exchange (loss) gain	(3,229)	(144)	97	–	(71)	797	(2,550)
Fair value loss on derivative liabilities	–	–	–	–	–	(1,119)	(1,119)
Finance income	–	39	–	–	–	–	39
Finance cost	(3,323)	448	(189)	(22)	(2)	64	(3,024)
Profit (loss) before tax	33,940	219	(9,921)	(30)	(1,596)	(10,420)	12,192
Tax expense	(12,256)	(235)	–	–	(19)	(300)	(12,810)
Profit (loss) after tax	21,684	(16)	(9,921)	(30)	(1,615)	(10,720)	(618)

*

Other expenses include impairment of plant and equipment of $26 for Blanket and $851 for the Bilboes oxide mine, as well as impairment of the solar VAT and duty receivable amounting to $720 for Blanket.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

38	Operating Segments (continued)

As at December 31, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany, including assets held for sale)	51,236	2,363	–	401	(1,757)	1,986	54,229
Non-current (excluding intercompany)	188,426	697	–	92,664	(5,294)	(2,419)	274,074
Assets held for sale (note 24)	13,519	–	–	–	–	–	13,519
Expenditure on property, plant and equipment (note 18)	43,496	120	–	–	(2,570)	(11,440)	29,606
Expenditure on evaluation and exploration assets (note 17)	–	–	–	76,693	–	–	76,693
Intercompany balances	44,452	16,844	(214)	–	(145,523)	84,441	–

Segment liabilities:
Current (excluding intercompany)	(31,747)	(4,421)	–	(1,755)	–	(2,210)	(40,133)
Non-current (excluding intercompany)	(17,634)	–	–	(5,932)	4	(416)	(23,978)
Intercompany balances	(24,412)	(34,193)	–	(5,691)	145,523	(81,227)	–

For the twelve months ended December 31, 2022	Blanket	South Africa	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	142,082	–	–	–	–	142,082
Inter-segmental revenue	–	19,885	–	(19,885)	–	–
Royalty	(7,124)	–	–	–	–	(7,124)
Production costs	(62,701)	(18,883)	–	18,586	–	(62,998)
Depreciation	(10,735)	(153)	–	789	(42)	(10,141)
Other income	48	12	–	–	–	60
Other expenses*	(11,289)	(66)	–	–	(427)	(11,782)
Administrative expenses	(172)	(3,047)	–	–	(8,722)	(11,941)
Management fee	(3,454)	3,454	–	–	–	–
Cash-settled share-based expense	–	–	–	853	(1,462)	(609)
Equity-settled share-based expense	–	–	–	–	(484)	(484)
Net foreign exchange gain (loss)	4,415	(119)	–	(291)	406	4,411
Fair value loss on derivative liabilities	–	–	–	–	(1,198)	(1,198)
Finance income	–	17	–	–	–	17
Finance cost	(861)	(25)	–	–	229	(657)
Profit (loss) before tax	50,209	1,075	–	52	(11,700)	39,636
Tax expense	(15,785)	(252)	–	117	(850)	(16,770)
Profit (loss) after tax	34,424	823	–	169	(12,550)	22,866

*	Other expenses include impairment of plant and equipment of $8,209 for Blanket, as well as impairment of the Connemara North of $720.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

38	Operating Segments (continued)

As at December 31, 2022	Zimbabwe	South Africa	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany)	33,130	1,448	–	(83)	3,932	38,427
Non-current (excluding intercompany)	176,356	822	5,626	(5,446)	19,406	196,764
Expenditure on property, plant and equipment (note 18)	38,763	(881)	872	(1,355)	10,821	48,220
Expenditure on evaluation and exploration assets (note 17)	7,964	–	1,430	–	4	9,398
Intercompany balances	33,468	12,202	–	(107,227)	61,557	–

Segment liabilities:
Current (excluding intercompany)	(17,451)	(1,901)	–	–	(13,089)	(32,441)
Non-current (excluding intercompany)	(8,197)	(101)	–	116	(1,109)	(9,291)
Intercompany balances	(12,725)	(34,753)	–	107,227	(59,749)	–

Major customer

Revenues received from Fidelity amounted to $66,177 (2022: $142,082; 2021: $121,329) for the twelve months ended December 31, 2023.

The Group has made $80,137 (2022: $Nil, 2021: $Nil) of sales to AEG up to December 31, 2023, representing 41,117 ounces (2022: Nil ounces, 2021: Nil ounces). Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales.

The Bullion trade receivables outstanding have been paid in full, after the year end.

39	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2023 was $1,290 (2022: $1,022, 2021: $898).

40	Subsequent events

There were no significant subsequent events between December 31, 2023 and the date of issue of these financial statements other than included in the preceding notes to the consolidated financial statements.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

41	Going concern

The directors have, at the time of approving these consolidated financial statements, a reasonable expectation that Caledonia has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing these consolidated financial statements.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: May 15, 2024

CALEDONIA MINING CORPORATION PLC

By:	/s/ Chester Goodburn
Chester Goodburn Chief Financial Officer