Form 20-F
period 2024-12-31
Caledonia Mining Corp Plc
filed 2025-05-16
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

Caledonia Mining Corporation Plc

B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands JE2 3EF

(Address of principal executive offices)

J.M. Learmonth, +44 1534 679 800, mlearmonth@caledoniamining.com, B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands JE2 3EF

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

19,214,554 (“Common shares” or “shares”) as of December 31, 2024

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

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

☐ Yes          ☒ No

EXPLANATORY NOTE

Reference throughout this Annual Report on Form 20-F to “Caledonia,” “the Company,” “the Group,” “our,” “us” and “we” refer to Caledonia Mining Corporation Plc and its subsidiaries, unless the context otherwise requires.

This Annual Report on Form 20-F for the fiscal year ended December 31, 2024 includes the following disclosure, for the reasons summarized below:

(i)	restated annual and interim financial statements for the annual and interim periods between January 1, 2019 and September 30, 2024;
(ii)

disclosure under Item 5 – Operating and Financial Review and Prospects amending previous disclosure under Item 5 of Form 20-F for each of the fiscal years ended December 31, 2019 – December 31, 2023; and

(iii)

disclosure with respect to the existence of a material weakness in internal controls over financial reporting and disclosure controls and procedures for each of the fiscal years ended December 31, 2019 – December 31, 2023.

Restatement Background

In preparation of the consolidated financial statements for the year ended December 31, 2024 (the “Consolidated Financial Statements”), an error was identified in the accounting interpretation related to the calculation of deferred tax liabilities at Blanket Mine (1983) Private Limited (“Blanket”). The non-cash restatement does not affect income tax calculations or submissions.

In October 2018, the RTGS$ was introduced in Zimbabwe at 1:1 to the USD. The RTGS$ was deemed the only legal tender in Zimbabwe, and all liabilities held previously were to be denominated in RTGS$. In 2019, Public Notice 26 of 2019 – Submission of Income Tax Returns and Payments of QPDs: 2019 (as described in note 3.1.5) required all income tax returns to be calculated in RTGS$ for transactions occurring prior to introducing the multi-currency regime in 2023.

Blanket’s deferred tax liabilities were incorrectly calculated in RTGS$ and accounted for as a monetary item where RTGS$ deferred tax temporary differences were translated to the USD functional currency. Gains related to the devaluation of the deferred tax liabilities were realised in profit or loss. Transactions from 2019 to 2022 affected the deferred tax liability calculation and continued to be denominated in RTGS$ in accordance with the legislated tax regime after the multi-currency regime was introduced. The accounting for the deferred tax liabilities in RTGS$ with the translation to USD remained consistent in all previous consolidated financial statements, yet the carrying value of the deferred tax liabilities should have been denominated in USD rather than RTGS$. The error, stemming from January 1, 2019, was corrected from the earliest period presented in these Consolidated financial statements, as presented in the table below.

Effect of Restatement

Below is the Company’s restated consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2023, 2022, 2021, 2020 and 2019 and the consolidated statements of financial position as at December 31, 2023, 2022, 2021 and 2020 and January 1,  2020.

Refer to note 41 and note 42 of the Consolidated financial statements for a detailed analysis on the restatements. Please also refer to note 2.2 for the meaning of the term “unaudited” as included throughout this Annual Report on Form 20-F.

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	2023 *Restated	2022 *Restated	2021 *Restated	2020 *Restated	2019 *Restated
Revenue	146,314	142,082	121,329	100,002	75,826
Royalty	(7,637)	(7,124)	(6,083)	(5,007)	(3,854)
Production costs	(82,709)	(62,998)	(53,126)	(43,711)	(36,400)
Depreciation	(14,486)	(10,141)	(8,046)	(4,628)	(4,434)
Gross profit	41,482	61,819	54,074	46,656	31,138
Net foreign exchange (loss) profit	(6,772)	(5,677)	(1,031)	(550)	5,580
Administrative expenses	(17,429)	(11,941)	(9,091)	(7,997)	(5,637)
Net derivative financial instrument expense	(1,119)	(1,198)	(240)	(266)	(601)
Equity-settled share-based expense	(640)	(484)	–	–	–
Cash-settled share-based expense	(463)	(609)	(477)	(1,413)	(689)
Profit on sale of subsidiary	–	–	–	–	5,409
Other expenses	(4,367)	(11,782)	(7,136)	(5,315)	(666)
Other income	263	60	46	4,765	2,274
Operating profit	10,955	30,188	36,145	35,880	36,808
Finance income	39	17	14	62	146
Finance cost	(3,024)	(657)	(375)	(367)	(344)
Profit (loss) before tax	7,970	29,548	35,784	35,575	36,610
Tax expense	(12,810)	(14,359)	(13,804)	(12,531)	(10,927)
(Loss) profit for the year	(4,840)	15,189	21,980	23,044	25,683

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(622)	(462)	(531)	(173)	49
Reclassification of accumulated exchange differences on the sale of subsidiary	–	–	–	–	(2,109)
Total comprehensive income for the year	(5,462)	14,727	21,449	22,871	23,623

(Loss) profit attributable to:
Owners of the Company	(7,862)	11,239	17,396	18,859	21,305
Non-controlling interests	3,022	3,950	4,584	4,185	4,378
(Loss) profit for the year	(4,840)	15,189	21,980	23,044	25,683

Total comprehensive income attributable to:
Owners of the Company	(8,484)	10,777	16,865	18,686	19,245
Non-controlling interests	3,022	3,950	4,584	4,185	4,378
Total comprehensive income for the year	(5,462)	14,727	21,449	22,871	23,623

Earnings (loss) per share
Basic (loss) earnings per share ($)	(0.44)	0.85	1.40	1.57	1.94
Diluted (loss) earnings per share ($)	(0.44)	0.85	1.40	1.57	1.94

* Refer to note 41 and note 42 of the Consolidated financial statements for a detailed analysis on the restatements.

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at	December 31, 2023 *Restated	January 1, 2023 *Restated	December 31, 2021 *Restated	December 31, 2020 *Restated	January 1, 2020 *Restated
Assets
Exploration and evaluation assets	94,272	17,579	8,648	6,768	7,139
Property, plant and equipment	179,649	178,983	149,102	126,479	106,512
Trade and other receivables	–	–	–	–	–
Deferred tax asset	153	202	194	87	63
Total non-current assets	274,074	196,764	157,944	133,334	113,714

Income tax receivable	1,120	40	101	76	–
Inventories	20,304	18,334	20,812	16,798	11,092
Derivative financial assets	88	440	–	1,184	102
Trade and other receivables	9,952	9,185	7,938	4,962	6,912
Prepayments	2,538	3,693	6,930	1,974	2,350
Cash and cash equivalents	6,708	6,735	17,152	19,092	9,383
Assets held for sale	13,519	–	–	500	–
Total current assets	54,229	38,427	52,933	44,586	29,839
Total assets	328,303	235,191	210,877	177,920	143,553

Equity and liabilities
Share capital	165,068	83,471	82,667	74,696	56,065
Reserves	137,819	137,801	137,779	138,310	140,730
Retained loss	(97,143)	(80,529)	(82,793)	(94,122)	(109,094)
Equity attributable to shareholders	205,744	140,743	137,653	118,884	87,701
Non-controlling interests	18,456	16,946	14,810	12,228	12,298
Total equity	224,200	157,689	152,463	131,112	99,999

Liabilities
Deferred tax liabilities	46,123	40,893	36,127	31,165	27,847
Provisions	10,985	2,958	3,294	3,567	3,346
Loans and borrowings	–	–	–	–	1,942
Loan note instruments	6,447	–	–	–	–
Cash-settled share-based payment	374	1,029	974	1,934	540
Lease liabilities	41	181	331	178	–
Total non-current liabilities	63,970	45,061	40,726	36,844	33,675

Cash-settled share-based payment	920	1,188	2,053	336	–
Income tax payable	10	1,324	1,562	495	163
Lease liabilities	167	132	134	61	349
Derivative financial liabilities			3,095	–	–
Loans and borrowings	–	–	–	408	529
Loan note instruments	665	7,104	–	–	–
Trade and other payables	20,503	17,454	9,957	8,664	8,348
Overdrafts	17,740	5,239	887	–	490
Liabilities associated with assets held for sale	128	–	–	–	–
Total current liabilities	40,133	32,441	17,688	9,964	9,879
Total liabilities	104,103	77,502	58,414	46,808	43,554
Total equity and liabilities	328,303	235,191	210,877	177,920	143,553

* Refer to note 41 and note 42 of the Consolidated financial statements for a detailed analysis on the restatements.

TABLE OF CONTENTS

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

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a "large accelerated filer", as defined in Exchange Act Rule 12b-2. During 2020 Caledonia completed the first sale of equity securities under the Securities Act and Caledonia may no longer qualify as an emerging growth company in 2026. Refer to note 25 in the consolidated Financial Statements for the year ended December 31, 2024 (the “Consolidated Financial Statements”) for detail on the sales of equity securities.

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

As of May 8, 2025, we had 19,294,784 shares issued and outstanding. In addition, as of May 8, 2025, 10,000 shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders. Awards under the incentive plan made to executives and certain other senior members of management on January 24, 2022 , April 7, 2023, April 8, 2024, May 13, 2024 and April 1,  2025, consisting of a target of 113,693, 80,773, 125,433, 13,140 and 129,540 Equity-settled Performance Units (“EPUs”) respectively, are only to be settled in shares. On April 1, 2025 6,004 Restricted Equity Share Units (“ERSUs”) were granted. The EPUs and ERSUs that vest will be subject to a performance multiplier and a maximum amount of 150% of target EPUs could vest. Accordingly, providing for such a maximum amount, Caledonia could grant options on a further 1,216,604 shares as at the date of this Annual Report on the assumption that all other outstanding awards (other than the options mentioned above) are settled in cash at the request of the holders. As of May 8, 2025, our senior officers and directors beneficially owned or had an interest in, as a group, $2,700,901 shares (14.00% of our issued share capital). Sales of substantial amounts of our shares into the public market, by our officers or directors or pursuant to the exercise of options, or even the perception by the market that such sales may occur, may lower the market price of our shares.

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

75% of the portion of unrefined metals produced by Blanket and exported by Caledonia to Al Etihad Gold FZCO (“AEG”, an accredited Dubai Good Delivery refinery) and Stonex Financial Limited, which make payment to Caledonia's bank account in Zimbabwe in USD.

25% of Blanket's gold and 100% of Bilboes Holdings' gold is sold to Fidelity at a price which reflects the prevailing London Bullion Market Association (“LBMA“) price and the official Zimbabwe Gold (“ZiG”, from April 5, 2024) or Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$“)/USD exchange.  Fidelity charges a 1.24% toll refining fee from the gross export proceeds. Fidelity collects a 5% royalty of which 50% is remitted to the Government of Zimbabwe in physical gold. The royalty is deducted from USD and RTG$ revenues proportionately.  Settlement occurs within 14 days of delivery from Fidelity.

To hedge against negative gold prices, Caledonia hedges by way of purchasing out of the money put options. From  December 2022 to December 31, 2024 and to the date of this Annual Report, the following hedges were purchased:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672 oz	$1,750	December 2022 - May 2023
May 22, 2023	28,000 oz	$1,900	June - December 2023
December 19, 2023	12,000 oz	$1,950	January - March 2024
March 07, 2024	12,000 oz	$2,050	April - June 2024
April 10, 2024	12,000 oz	$2,100	July - September 2024
October 04, 2024	12,000 oz	$2,600	October - December 2024

On September 29, 2023 and October 6, 2023 the Company purchased two gold purchase options of 1,000 ounces each at a market price of $1,875 and $1,841 per ounce.

During February, 2025 the Company purchased Asian put options to hedge 43,439 ounces of gold, spread according to our planned production profile, over a period of eleven months from February to December 2025 at a strike price of $2,600.

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money" put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. These arrangements carry no further financial obligations, such as margin calls.

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

Power surges as experienced at Blanket, if not controlled, can cause severe damage to Blanket’s electrical equipment. Blanket’s use of diesel for generating electricity increased from approximately 1,488 kilo liters for the year in 2023 to 1,758 kilo liters in 2024.

Blanket has addressed the issue of interrupted power supply increasing its diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects but only on a stand-by basis. These generators can supply the whole mine with electricity but is a costly and environmentally unfriendly electricity source that is reliant on fuel imports that may from time to time be in shortage in Zimbabwe.

To mitigate against the current electricity situation, Caledonia has constructed a 12.2MWac solar plant at a cost of approximately $14.3 million (including construction costs and other project planning, structuring, funding and administration costs) supplying the Blanket operations. The solar plant was fully commissioned early February 2023 and provides approximately 24% of Blanket Mine’s average daily electricity demand. The plant has been providing power to Blanket from its initial connection to the Blanket grid in November 2022.  The solar plant was classified as held for sale on September 28, 2023. Refer to note 24 of the Consolidated Financial Statements for info on the sale of the solar plant to CrossBoundary Energy Holdings ("CBE").  The primary amount of electricity produced by the solar plant, after sale, will be sold to Blanket.

The power factor correction equipment installed in November 2024 successfully reduced the reactive penalty charges and had the added benefit of reducing generator use and the related cost from December 2024 onwards.

In 2025 the conversion of the Central shaft winder from alternative current to a direct current operating motor is planned to allow for variable power usage as the speeds and sizes of hoists fluctuate. This will in turn reduce the apparent power required to hoist ore and waste from underground.

In April 2023 Blanket entered into a power supply agreement with the Intensive Energy Users Group (“IEUG”) and the Zimbabwean power utility to allow the IEUG to obtain power outside of Zimbabwe and strengthen the Zimbabwean power grid. As a result of this arrangement, Blanket has paid a lower tariff for IEUG supplied energy, but it has not improved the power quality received at Blanket due to the continued difficulty with the Zimbabwe grid.

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

The current monetary situation in Zimbabwe can be summarized as follows:

●

The 2024 Monetary Policy Statement issued by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) on April 5, 2024 replaced the RTGS$ with a new currency that co-circulates with other foreign currencies in the Zimbabwean economy, named Zimbabwe Gold (“ZiG”). The ZiG was introduced at a rate of ZiG13.56:USD1 on April 5, 2024 and all RTGS$ balances were converted from RTGS$ to ZiG using an exchange rate of ZiG1:RTGS$2,499.

●

Blanket produces dore gold that it is obliged to deliver to Fidelity, a subsidiary of the Mutapa Investment Fund (government owned entity), which refines the gold to a purity of 99.5% on a toll-treatment basis. With effect from April 2023, 25% of the resultant gold is sold to Fidelity and the remaining 75% is exported to a refiner of its choice outside Zimbabwe for final processing.  During 2024 all gold exports were sent to AEG and Stonex Financial Limited. The sale proceeds for the gold sold via the offshore refiner is paid to Blanket’s commercial bankers in Zimbabwe within 48 hours of delivery. Management believes this sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners, and it may allow for the Company to raise debt funding secured against offshore gold sales. 25% of Blanket's gold is sold to Fidelity at a price which reflects the prevailing LBMA price and the official ZiG/USD exchange rate on the date of sale.  Payment is made by Fidelity to Blanket in ZiG (from April 5, 2024) within 14 days of the sale.  Fidelity deducts a refining fee of 1.24% from the ZiG sale proceeds; Fidelity collects half of the 5% royalty which is payable to the Government of Zimbabwe in physical gold which is deducted from the amount exported and the balance is paid in USD and ZiG proportionately to the revenue split between USD and ZiG.

●

On January 6, 2025, the RBZ issued a Monetary Policy Statement which, inter alia, included provision that with immediate effect exporters such as Blanket are required to “surrender” 30% of their export proceeds in return for ZiG.  This means the arrangement outlined above has changed such that Blanket exports 70% of its gold production and sells the remaining 30% to FGR for ZiG-denominated consideration.

●	The interbank RTGS$/USD or ZiG/USD exchange rates at each quarter end and at the latest practicable date prior to the publication of this Annual Report are set out below.

Interbank Exchange Rates	(RTGS$:US$1)	(ZiG:US$1)
December 31, 2023	6,104.72
March 31, 2024	22,055.47
April 5, 2024	30,674.32	13.56
June 30, 2024		13.70
July 31, 2024		13.79
August 8, 2024		13.80
September 30,2024		24.88
December 31, 2024		25.80
May 5, 2025		26.82

●

Devaluation of the ZiG (RTGS$ replaced by the ZiG with effect from April 5, 2024) means that net monetary assets held in ZiG (previously RTGS$) will devalue in USD terms.  In the ordinary course of its business, Caledonia has net ZiG-denominated assets comprising ZiG-denominated cash and receivables (primarily for the gold sold to Fidelity and VAT receivables) and ZiG liabilities (mainly comprising taxes payable).  During 2024, Blanket incurred net realized foreign exchange losses of $8.8 million due to the devaluation of the RTGS$ and subsequently the ZiG.   These losses adversely affected cash generated.   To reduce the exposure to such losses, management has engaged in aggressive ZiG-denominated procurement to reduce its ZiG-denominated cash. This activity frequently results in Blanket making prepayments in respect of consumables and supplies denominated in RTGS$/ZiG, which also adversely affects cash generation.

●	ZiG cash balances at December 31, 2024 amounted to a USD equivalent of $0.2 million and $2.4 million at March 10, 2025.

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

Our level of profitability, if any, in future years will depend on whether our mines produce at forecasted rates and whether any exploration and development stage properties can be brought into production. The mining, exploration and development of mineral deposits involves significant risks. It is impossible to ensure that any current and future exploration programs will establish mineral reserves or mineral resources. Whether a mineral ore body will be commercially viable depends on several factors, and the exact effect of these factors cannot be accurately predicted. The exploration, development and production activities are subject to political, economic and other risks, including:

●	cancellation or renegotiation of contracts;
●	changes in local and foreign laws and regulations;
●	changes in tax laws;
●	delays or refusal in granting prospecting permissions, mining authorizations and work permits for foreign management staff;
●	environmental controls and permitting;
●	expropriation or nationalization of property or assets;
●	foreign exchange controls and the availability of foreign exchange;
●	government mandated social expenditures;
●	import and export regulation, including restrictions on the sale of production in foreign currencies;
●	inflation of costs that is not compensated for by a currency devaluation;
●	requirement that a foreign subsidiary or operating unit has a domestic joint venture partner, which, possibly, the foreign company must subsidize;
●	restrictions on the ability of local operating companies to hold foreign currencies in offshore and/or local bank accounts;
●	restrictions on the ability of a foreign company to have management control of exploration and/or development and/or mining operations
●	restrictions on the remittance of dividend and interest payments offshore;
●	retroactive tax or royalty claims;
●	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism;
●	royalties and tax increases or claims by governmental entities;
●	unreliable local infrastructure and services such as power, water, communications and transport links;
●	demands or actions by native or indigenous groups;
●	other risks arising out of foreign sovereignty over the areas in which operations are conducted; and
●	lack of investment funding.

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

We are engaged in further development activities at Blanket Mine, exploration and evaluation activities at Blanket’s satellite properties, the Bilboes gold project in Zimbabwe (“Bilboes” or the “Bilboes Project”) (oxides and sulphides), Maligreen project (“Maligreen”) and the Motapa project (“Motapa”). Mining activities commenced at the Bilboes oxide mine in December 2022 and due to operating losses mining activities were placed on care and maintenance at the end of September 2023.

The estimates for future production, at Blanket Mine and the Bilboes Project, are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including unanticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations. Construction and development of projects are subject to numerous risks including, but not limited to: obtaining equipment, permits and services; changes in regulations; currency rate changes; labor shortages; fluctuations in metal prices; and the loss of community support.

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

Credit risk is the risk that a party with a contractual obligation with us will default causing a loss. New regulations introduced by the Zimbabwean Ministry of Finance in January 2014 required that all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of our production from Blanket Mine and the Bilboes oxide mine was sold to Fidelity until April 26, 2023 when production began to be sold to Fidelity, AEG and Stonex Financial Limited (see above).  This mechanism means that the Company is no longer fully exposed to credit risk from Fidelity in respect of the US dollar component of its sales. This arrangement introduces a credit risk, beyond our control, that receivables and contractual performance due from Fidelity will not be paid or performed in a timely manner, or at all. If Fidelity, the Zimbabwean government, AEG or Stonex Financial Limited were unable or unwilling to conduct business with us, or satisfy obligations to us, we could experience a material adverse effect upon our operations and financial performance.  All payments due from Fidelity or AEG at year end have been received in full and on time.

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

Depending on our ability to generate income from our operations, we may require further financing for current and future exploration and development. Should our projections for fiscal years 2025 through to 2027 prove incorrect, to finance our working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

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

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where we operate, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price. Our shares are listed in the U.S. on the NYSE American, depositary interests representing our shares are admitted to trading on AIM of the London Stock Exchange (“AIM”), and depositary receipts representing our shares were listed on the VFEX in December 2021 raising gross proceeds of approximately $7.8m (the use of the term “share” in this Annual Report also, where the context requires, extends to a depositary interest or depositary receipt representing a share). The Company voluntarily delisted its shares from the Toronto Stock Exchange (“TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents and less than 2% of its shares are held by Canadian residents. During 2023 gross proceeds of $10.8m and $5.9m were raised by issuing depository interests on AIM and depository receipts on the VFEX respectively. No shares were issued by way of an equity raise during 2024.

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

Factors affecting our share price include but are not limited to:

●	actual or expected fluctuations in our operating results;
●	actual or expected changes in our growth rates or our competitors’ growth rates;
●	changes in the market price of gold;
●	changes in the demand for gold;
●	high extraction costs;
●	accidents;
●	changes in market valuations of similar companies;
●	additions to or departures of our key personnel;
●	actual or anticipated fluctuations in our quarterly operating results or those of our competitors;
●	publication of research reports by securities analysts about us or our competitors in the industry;
●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
●	fluctuations of exchange rates between the US$, GBP, CAD, RTGS$, ZiG (from April 5, 2024) and ZAR;
●	changes or proposed changes in laws and regulations affecting the gold mining industry;
●	changes in trading volume of our shares on the NYSE American, AIM or VFEX;
●	sales or perceived potential sales of our shares by us, our directors, senior management or our shareholders in the future;
●	short selling or other market manipulation activities;
●	announcement or expectation of additional financing efforts;
●	terrorist acts, acts of war or periods of widespread civil unrest;
●	natural disasters and other calamities;
●	litigation involving us, including: shareholder litigation, investigations or audits by regulators into our operations; or proceedings initiated by our competitors or clients;
●	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
●	the passage of legislation or other regulatory developments affecting us or our industry;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us; and
●	conditions in the U.S., United Kingdom and Zimbabwe financial markets or changes in general economic conditions.

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

The company has a focus on safety culture and performance, which includes training as well as pro-active safety measures such as audits, risk assessments, hazard identification, planned task observations and the implementation of critical controls to reduce the probability of incidents.

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

Regrettably, a fatality occurred on September 21, 2024. The fatality occurred as a result of a rock fall while a Blanket mine employee was performing support drilling activities in a decline area. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incident. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures. Under the direction of the recently appointed Chief Operating Officer, management has initiated a comprehensive review of all aspects of safety procedures and safety training.

We are exposed to the risk of onerous environmental legislation which could potentially result in significant cost and liabilities

The environment, including ground and surface water, land, biodiversity and environments near the mining sites can be impacted by our mining and other operational activities. With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could be subject to further environmental related responsibilities and associated liability. Environmental monitoring is undertaken on a regular basis, and environmental impact assessments and management plans are conducted prior to the implementation of new projects, or material changes to existing processes.

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

Future expenditure on rehabilitation might not be complete or accurately provided for due to higher than expected cost increases, changes in legislation, unidentified factors or other factors out of our control.  Annual in-house reviews and rehabilitation costs and footprint estimation are done to control this risk.  Every third year external experts review our footprint and cost estimations.  At December 31, 2024 our total consolidated rehabilitation provision amounted to $9.7 million as stated in note 29 of the Consolidated Financial Statements.

We may enter into acquisitions or other material transactions at any time.

We continually seek to replace and expand our reserves through the exploration of our existing properties and may expand through acquisitions of interests in new properties or interests in properties such as the Bilboes Project and Motapa. Acquisitions involve a number of risks, including: the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; the possibility that we may pay more than the acquired company or assets are worth; the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of integrating the operations and personnel of an acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; the inability to integrate, train, retain and motivate key personnel of an acquired business; and the potential disruption of our ongoing business and the distraction of management from its day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and may have a material adverse effect on our business, results of operations and financial performance.

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

In preparation of the Consolidated financial statements for the year ended December 31, 2024, an error was identified in the accounting interpretation related to the calculation of deferred tax liabilities at Blanket. The non-cash restatement does not affect income tax calculations or submissions. The Company concluded that our disclosure controls and procedures were not effective as at and for the years ended December 31, 2024 as a result of the material weakness. Refer to note 41 of the Consolidated financial statements on a detailed analysis of the restated amounts.  Also refer to Item 15.D – “Changes in internal controls over financial reporting” where the Company discuss its remediation plan to strengthen its internal control over financial reporting and is committed to ensuring that such controls are designed and operating effectively.

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

Even though we do not have any operations or direct suppliers located in Israel, tensions in the Middle East centered around the Israel-Gaza conflict could result in disruptions to our business and operations, adversely affect our anticipated unit and production costs, increase raw material costs, increase inflationary pressures, impacting our ability to successfully contract with suppliers, and could have other adverse impacts on our anticipated costs. We have not experienced any direct impacts from the conflicts thus far.

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

The rapid advancement of technology, particularly Artificial Intelligence (“AI”), presents both opportunities and significant risks to our operations.

AI-related challenges include compliance with emerging laws and regulations, ethical and legal issues, reputational harm from potential system failures, and risks associated with third-party vendors employing AI. The complexity and rapid evolution of AI technologies further amplify these risks, potentially exposing the organization to regulatory penalties, reputational damage, or operational disruptions.

While we are committed to developing and using AI responsibly, as well as ensuring compliance with applicable laws and ethical standards, the inherent complexity and pace of change may result in unforeseen challenges. Key areas of concern include data privacy, data protection, ethical AI use, and intellectual property. Additionally, failure to adapt to technological advancements may negatively impact our competitive position.

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

As at the date of this report Caledonia’s securities trade on the NYSE American, AIM and VFEX under the ticker “CMCL”.

The addresses and telephone numbers of Caledonia’s principal offices are:

Registered and Head Office	African Office - South African Subsidiaries

Caledonia Mining Corporation Plc	Caledonia Mining South Africa Proprietary Limited
B006 Millais House	No. 1 Quadrum Office Park
Castle Quay	Constantia Boulevard
St Helier	Floracliffe
Jersey, Channel Islands JE2 3NF	South Africa
(44) 1534 679 800	(27) 11 447 2499

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

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 declared a relaxation in the indigenization policy which, amongst other things, included the removal of an indigenization requirement for gold mining companies. These pronouncements were passed into law in March 2018. In light of the changed legislation, on November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million to be settled through a combination of the cancellation of the loan between the two entities (which stood at $11.5 million as at June 30, 2018) and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction on January 20, 2020, Caledonia owned 64% in Blanket and Fremiro held approximately 6.3% of Caledonia’s shares.

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

Blanket Mine - Capital Investment

The main capital projects are ongoing mine development to provide access to new mining areas and the completion of the new TSF.

On-mine capital development includes the infrastructure which will allow for three new production levels (26, 30 and 34 levels); a fourth level (38 level) is to be added in due course via a twin decline that commenced in February 2025. 3,710 meters of development were achieved in the fourth quarter of 2024 against a plan of 5,362 meters. Development activity was adversely affected by the breakdown of a compressor for approximately 8 weeks due to a lightning strike.

The old TSF at Blanket has reached the end of its life. The design parameters for the new facility include:

●	capacity of 13 million tonnes which is anticipated to be adequate for 14 years of production at current deposition rate;
●	“upstream” design, due to the limited space;

●	clear water dam and tailings facility have a double lining (geotextile and clay liner) and polyurethane liner respectively to avoid contamination of ground water;
●	the design includes new piping and new pumps for a gland service water and return water system with instrumentation;
●	new boreholes for monitoring around the facility; and
●	a waste embankment between the TSF and the village for dust prevention.

The anticipated cost of the new TSF is $25.1 million which will be incurred over a period of 3 years (2024: $11.4 million, 2025: $5.4 million and 2026: $8.3 million).

The TSF is being built on a modular basis to spread the cost over a longer period, and to ensure that the first phase could receive material before the old TSF reached its full capacity. Work on the TSF commenced in March 2023, the first phase of the project was completed at the end of February 2024 and deposition on the new TSF commenced on October 30, 2024. All of Blanket’s tailings have been deposited on the new facility from the beginning of 2025.

Capital expenditure

The total capital expenditure at Blanket for 2024 amounted to $27.9 million versus a planned expenditure of $30.8 million. The capital expenditure remained as per previous guidance with the difference of $2.9 million moved to 2025 with no impact on operations at Blanket due to the change in timing of the expenditure.

The 2025 capital expenditure programme totals $41.0 million, with $34.1 million allocated to Blanket and $6.3 million at Bilboes and Motapa. These investments aim to modernise operations and improve mining efficiency at Blanket. While there will be short-term cost pressures, the long-term goal is to reduce costs, improve profitability, and ensure the continued success of Blanket over its recently increased life of mine. All expenditure will be funded from cash generation and cash reserves with no anticipated impact on the dividend.

Key projects include:

●

Blanket development: $6.6 million to carry out planned development of 4,663 meters including an additional 590 meters to improve flexibility and access higher grade areas from the previously reported life of mine plan.

●	Efficiency improvements: $3.4 million for energy-saving initiatives at Blanket.
●	Operational resilience: $4.8 million to complete the TSF and $0.7 million for IT upgrades as the business continues to modernise its systems and processes.
●	Exploration and project development: $5.8 million towards exploration at Motapa, building on promising 2024 results and to complete the feasibility study at Bilboes.

Caledonia Group 2025 Capital Expenditure Forecast
	$'million
Capital development	6.6	4,663 meters of planned capital development includes an additional 590 meters to improve flexibility and access higher grade areas.
Milling	6.8	Includes $4.8m on Phase 2 of the new TSF and $1.6m to improve metallurgical plant controls.
Engineering	11.0

Includes conversion of Central shaft winder from AC to DC operation at a cost of $2.4m (expected to realise annual power savings of $1.2m from 2026); and $1m to identify an energy solution at Blanket to improve resilience and reduce costs due to the continued deterioration of the grid.

Mineral resource management	1.8	Exploration drilling at Blanket.
IT Infrastructure	1.1	New software to improve mine planning; installation of a clocking system to enhance labour efficiency.
Safety, health and environment	2.5	Includes $900k to improve underground ventilation.
Mining and other capital equipment	1.4	Central shaft conveyor extension deferred to 2026.
Rollovers from 2024	*2.9	Capital items from the 2024 budget rolled over to 2025.
Total Blanket	34.1
Motapa drilling	2.8	Following encouraging results from the 2024 exploration campaign, 2025 exploration will focus on the Mpudzi and Motapa North target areas.
Bilboes	3.0	Further work to complete the feasibility study .
Other	1.1	Group IT and licence renewals.
Total Group	41.0

*The roll-overs were revised to $2.9 million from the published $3.7 million in the RNS number 1641T, dated January 14, 2025.

The 2026 and 2027 capital expenditure at Blanket is expected to be $22 million and $27.2 million respectively. The capital expenditure in these years includes expenditure to increase capital development to increase production flexibility, which should result in more consistent grades and increase the stockpile over time. It also includes an on-surface conveyor belt that is expected to reduce ore handling cost and IT and drilling equipment that is planned to improve decision making and availability of information as well as reduced exploration cost in the future. Additional raise bore holes and ventilation are planned to improve safety underground in these years.

Further expenditure at Bilboes and Motapa will depend on the strategic prioritisation of the uses of cash and the outcome of further work on the feasibility study and exploration respectively.

Solar Investment

In 2020, the Company raised $13 million (before commission and expenses) through the sale of 597,963 shares at an average price of $21.74 per share to construct a solar plant. Caledonia initiated a tender process to identify parties to submit proposals for a solar project that would reduce Blanket’s reliance on grid and generator power and provided notice to proceed with construction in 2021. The 12.2 MWac solar plant was connected to the Blanket grid in November, 2022 and fully commissioned in early February 2023 at a construction cost of $14.3 million. At the date of approval of this Report the solar plant provides approximately 20% of Blanket’s total electricity requirement during the day.

In December 2022, the Caledonia board of directors (the “Board of Directors”) approved a proposal for Caledonia Mining Services (Private) Limited (“CMS”), which owns the solar plant, to issue bonds up to a value of $12.0 million in the forms of loan notes (the “solar bonds”). This decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. The bonds had an interest rate of 9.5% payable bi-annually and had a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company and up to the date of this report $11.5 million of bonds have been issued to Zimbabwean commercial entities. The issuer of the solar bonds was changed from CMS to CHZ during the fourth quarter of 2023 in anticipation of the proposed sale (see below) and in order that Caledonia can maintain and develop the relationship with the Zimbabwean institutional holders of the bonds.

Due to the unique operating environment in Zimbabwe and Caledonia’s significant in-country expertise, Caledonia opted to build the solar plant using its own resources rather than relying on an external party to build, operate  and own the solar plant using its financial resources and selling the resultant power to Blanket on a long-term contract. Accordingly, Caledonia constructed the solar plant using its own financial resources at a cost of $14.3m. As the solar plant is now fully commissioned and is working as planned, Caledonia no longer needs to own the solar project, provided it retains long term access to the power it produces.

On September 30, 2024 following a robust bidding process managed by Caledonia's Zimbabwe financial advisors IH Advisory, Caledonia signed a conditional sale agreement with CBE for the entire issued share capital of its Zimbabwe subsidiary, CMS, which owns and operates the solar plant and supplies power to Blanket Mine. The solar asset was re-classified as held for sale as at December 31, 2024 in the Consolidated Financial Statements.

The sale of the solar plant was completed on April 11, 2025 to CBE for a pre-tax consideration of $22.35 million, payable in cash.  The solar plant will continue, under the terms of the sale, to provide Blanket Mine with power under an exclusive power purchase agreement, ensuring a reliable renewable energy source for the mine. This agreement allows Blanket Mine to maintain access to clean energy while enabling Caledonia to reallocate capital for growth.

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

B. Business Overview

Description of Our Business

Blanket Mine

Caledonia’s primary focus is the operation of a gold mine and the exploration and development of mineral properties for precious metals. Caledonia’s activities are focused on Zimbabwe. The Company’s business during the last three completed fiscal years has been focused primarily on increasing production to 80,000 oz. of gold from 2024 onward through its investment plan at Blanket Mine.

Total gold production at Blanket Mine for 2024 was 76,656 oz (2023: 75,416 oz; 2022: 80,775 oz). Gold producers compete globally based on their operating and capital costs. Certain gold producers benefit from their ability to produce other minerals in commercial quantities as by-products. Caledonia derives approximately 0.1% of its revenues from silver, which is insignificant. Over the last three years, 100% of Blanket’s revenues was derived from its operations in Zimbabwe.

The underground drilling program at Blanket targeted the Eroica, Blanket and AR south ore bodies and yielded encouraging results, which were published on July 10, 2023 and January 30, 2024. The total Longhole exploration Diamond Drill metres for 2024 was 14,593, compared to the 2023 drilling meters of 13,280, an improvement of 9.9%. This was due to in part to the acquisition of a new electro-hydraulic drilling machine and a refurbishment program on existing machines completed in August of 2024. Drilling results continue to indicate that the existing Blanket, Eroica and AR South ore bodies have grades and widths that are generally better than expected and remain continuous at depth.

Bilboes Project

On July 21, 2022 Caledonia announced that it had signed an agreement (the “Bilboes Agreement”) to purchase Bilboes Gold, the parent company which owns, through its Zimbabwe subsidiary, Bilboes Holdings, the Bilboes Project for a total consideration of 5,123,044 Caledonia shares representing approximately 26.8% of Caledonia's fully diluted equity as at today’s date and a 1% net smelter royalty ("NSR") on the Bilboes Project's revenues.

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

The target mineralization area (for the oxide mining project) which had been identified using old information obtained from the previous owners (i.e. not the vendors from whom Caledonia purchased the project) was found to have interpreted the oxide / sulphide boundary incorrectly. Mining activity moved to other target areas in the third quarter of 2023 where the target oxide mineralization is based on relatively recent drill data for the oxide mineralization. However, the large amount of waste-stripping that needed to be done to access the oxide production areas proved too costly. Accordingly, to prevent further operating losses, the oxide mining activities were placed on care and maintenance at the end of September 2023. Mining activities will exploit remnant oxides once mining production commences for the larger sulphide project with oxides being loaded onto the oxide heap leach pads and suphides fed to the sulphide processing plant.   Leaching of ore placed on the heap leach continued in the fourth quarter of 2023 and had no material effect on Caledonia's financial performance.  Production and cost guidance for the oxide mining activities was withdrawn in the third quarter of 2023.

On December 16, 2024, Caledonia published a Subpart 1300 compliant initial assessment, containing a mineral reserve and mineral resource estimate for the Bilboes Project. The initial assessment, entitled “Bilboes Gold Project Technical Report Summary”, was prepared by DRA Projects (Pty) Ltd with an effective date of May 30, 2024. Refer to exhibit 15.4 hereto. We consider the Bilboes Project to be an exploration stage property for purposes of Subpart 1300, because it does not contain a Subpart 1300 mineral reserve.

Motapa-Project

On November 1, 2022 Caledonia acquired from Bulawayo Mining Company Limited (“Bulawayo Mining”) all the shares in Motapa Mining Company UK Limited, which wholly owns Arraskar Investments (Private) Limited (“Arraskar”), the holder of the registered mining lease over Motapa, for $8.25 million.

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to Caledonia’s Bilboes Project. Motapa was formerly owned and explored by Anglo American Zimbabwe prior to its exit from the Zimbabwean gold sector in the late 1990s and is approximately 75km north of Bulawayo with a mining lease covering approximately 2,200 hectares. Motapa has been mined throughout most of the second half of the 20th century; Caledonia understands that during this period the region produced as much as 300,000 ounces of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team in best understanding the prospectivity of the region.

Exploration drilling at Motapa has been focused on three main areas which have historically been commercially mined i.e. Motapa North, Motapa Central and Motapa South. The Motapa North area abuts directly on the southern lease boundary of Bilboes. A fourth area, Mpudzi, where there is no historic evidence of open pit mining, was identified through surface trenching and was followed up with drilling.

To date, 7,728 samples from drilling activities have been submitted and 5,512 assay results have been received.   With Motapa's location adjacent to Bilboes, significant synergies could be obtained should a viable resource body be identified through the planned exploration program.

Caledonia’s exploration activities are focused on Blanket Mine and Motapa. Bilboes, Motapa and Maligreen are exploration stage projects.

Refer to note 17 of the Consolidated Financial Statements for more detail on Motapa.

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

A tribute agreement, which expired on April 30, 2025,  has been in place with “Silobela Youth in Mining Syndicate” for a number of years. Under the tribute agreement the Syndicate was required to pay a royalty to CHZ of 5% of the total gross revenue of the gold sold from the tribute area. An extension for a further one-year period is currently being considered by CHZ.

Refer to note 17 of the Consolidated Financial Statements for more detail on Maligreen.

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

Metallurgical Process

Metallurgical plant – Blanket Mine

The Blanket gold plant established on the Blanket Mine site consists of crushing, milling, carbon-in-leach and batch elution electro-winning circuits. Recoveries in 2024 were 93.6%, compared to 93.8% in 2023.

The installation of ball mill BM10 in 2022 and other efficiencies implemented at the Blanket metallurgical plant have provided sufficient comfort that Blanket has adequate milling capacity at the main plant. 797,479 tonnes of ore were milled in the 2024, which was a record achievement for Blanket and represents approximately 95% of the maximum milling capacity of 838,000 tonnes per annum.

During the fourth quarter of 2022, Blanket finished construction of a conveyor and crushing system to feed ore from the Central Shaft to a primary crusher from which it will be transported to the metallurgical plant which is located approximately 800 metres away, close to the No. 4 Shaft. The project was commissioned in November 2022.

Safety, Health and Environment

The following safety statistics have been recorded for the years 2024 and 2023.

Blanket Safety Statistics
Leading Indicators	2024	2023
Accident Free Days	336	331
Near Misses	27	17
Total Injury Frequency Rate	0.88	0.96
Audits	1,281	–
Inspections	1,573	378
No. of Employees Inducted	3,434	2,752
Safety Meetings	386	266
No. of Employees Trained	6,335	2,344
Planned Job Observations	7,096	4,272
Workplace Conditions*	10,085	–

* These are daily checks at the workplaces e.g. haulages, stopes, development ends, workshops etc. conducted before the start of the shift to assess the conditions by the team leaders, miners and foremen.

Blanket Safety Statistics
Lagging Indicators	2024	2023
Loss of Life	1	1
Lost Time Injuries	4	9
Restricted Work Activity Case	17	18
Medical Aid Case Injuries	8	7
First Aid	2	1
Total Injuries	32	36
Shifts Lost	6,160	6,416

The number of incidents as reflected in the Total Injury Frequency Rate decreased in 2024 compared to 2023 following a significant change in the approach to safety management. Under the direction of the Chief Operating Officer, who was appointed in May 2024, management initiated a comprehensive review of safety procedures and safety training following which several measures have been implemented. These include the appointment of a new Group SHE Manager who introduced a proactive approach to safety which focuses on leading safety indicators such as the number of planned job observations and workplace condition inspections and an increase in the number of employees who have been trained to reinforce hazard awareness and compliance with safety protocols.

Bilboes Oxide Mine Safety Statistics
Classification	2024	2023
Minor Injury	2	2
Lost time injury	–	–
Occupational illness	–	–
Total	2	2
Incidents	13	30
Near misses	2	9
Total Injury Frequency Rate	–	–

Bilboes oxide mine has been on care and maintenance since September 30, 2023.

Sources and Availability of Raw Materials

All of the raw materials the Company requires to carry on its business are available through normal supply or business contracting channels. The Company has not experienced a shortage of availability of raw materials or significant price volatility.

Exchange Controls, Social Investment and Contribution to the Zimbabwean Economy

Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa. The Company obtained necessary approvals from both the RBZ and the Reserve Bank of South Africa to transfer foreign currency during the fiscal year ended December 31, 2024.

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

Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	CSR Investment	Payments to Community Trust	Payments to Zimbabwe Government (excl. royalties)	Royalties	Total
Year	2022	888	1,200	12,060	7,124	21,272
Year	2023	1,491	550	11,871	7,316	21,228
Year	2024	1,291	1,425	11,948	9,081	23,745

Community and social responsibility (“CSR”) initiatives fall under seven pillars of education, health, women empowerment and agriculture, environment, charity, youth empowerment and conservation.

The main CSR programme at Blanket relates to the refurbishment of the maternity clinic, the primary and secondary schools, and the youth centre at Sitezi, which is located approximately 17km from Blanket.  Activities in respect of this project during 2024 included:

●	Completing renovations for the administration block and delivery of equipment and accessories for the science laboratory at Sitezi Secondary School.
●

The waiting mothers’ shelter at Sitezi clinic is 99% complete with only one door for people with disabilities awaiting installation. Two flush public toilets were also constructed at the clinic with the water and sewer reticulation also connected.

●

Inverters and batteries were installed and tested for the solar plant which is meant to supply the clinic, secondary school and primary school with power. The solar power will help maintain cold chains for medical supplies and samples at the clinic and provide lighting and energy supply to the clinic and the two schools for powering IT equipment such as computers and interactive boards. Commissioning of the solar plant is planned for the first quarter of 2025.

●

To ensure a secure and stable supply of water for the Guqukani Garden irrigation scheme, the four boreholes drilled in 2023 were connected to the national electricity grid in the first quarter of 2024. This will reduce the garden’s dependence on the mine water from Smiler shaft.

●

To ensure a secure and stable supply of water in the community, four boreholes were drilled, with all of them yielding water, that is at Masholomoshe (Ward 1), Mawane (Ward 13), Ngoma (Ward 20) and Sithakeng (Ward 24). Community Trust is doing the equipping of the boreholes.

●

Work on upgrading the Sabiwa Stadium to meet the requirements of the Zimbabwe Football Association for Division 1/Premier Soccer League stadia in the country continued with the construction of four 29 sportsperson’s and two official's changing rooms completed. The buildings constructed at the stadium now await connection to the national grid and this is set for first quarter of 2025. The stadium, which had been used exclusively by Sabiwa High School, will cater for footballing activities for the entire local community.

●

31 student attachees benefited from work experience, each attachee receiving a living allowance during their attachment. After the end of the Quarter, Blanket launched its first graduate recruitment programme; to date over four thousand applications have been received for 30 places.

●	Blanket undertook road repairs of a section of the old Gwanda Road, which had been undercut by artisanal miners, posing danger of road collapse; and
●	Wellness kits were donated to the Ministry of Mines, and a $1.1 million dividend was paid to Community Trust in 2024. GCSOT has a 10% shareholding in Blanket.

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

Refer to note 4.2 of the Consolidated Financial Statements and Item 3.D – “Risk Factors”, under the subheading “We do business in countries and jurisdictions outside of the United States where different economic, cultural, regulatory, monetary and political environments could adversely impact our business, results of operations and financial condition” where the material effects of government regulations of the Company’s business are disclosed.

Investors should recognize that Blanket’s ability to implement its investment plans at its properties and interests and Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalize cash from Zimbabwe.

Revenue from the sale of precious metals is recognized when the unrefined metal is accepted at the refinery (“Local lodgment date”) by Fidelity, except for the portion earmarked for export to a refiner outside of Zimbabwe. Control is transferred and the receipt of proceeds is substantially assured at point of delivery at the end refiner with the responsibility to pay. Revenue for each delivery to Fidelity is measured at the LBMA price post-delivery less 1.25% and the quantities are determined on Local lodgment date. On average, settlement occurs within 14 days of delivery from Fidelity and within 2 days from AEG or Stonex Financial Limited.

A portion of unrefined metals produced by Blanket is exported by Caledonia to AEG, an accredited Dubai Good Delivery refinery, or Stonex Financial Limited which makes payment to Caledonia's bank account in Zimbabwe in USD. The exported unrefined gold continues to be processed at Fidelity, a subsidiary of the RBZ, on a toll-treatment basis, in accordance with requirements of the Zimbabwe government for in-country refining and to allow the Zimbabwe authorities full visibility over the gold produced and exported by Caledonia. The resultant gold is exported under the gold dealing license that is held by Fidelity to a refinery outside Zimbabwe (i.e. AEG or Stonex Financial Limited) which undertakes the final refining process. Caledonia receives the proceeds of the gold which it exports in its bank account in Zimbabwe within a few days of delivery to the final refiner. This arrangement in respect of production from Blanket complies with the current requirements to pay a 5% royalty on gold sales and 1.25% of gross sales which is payable to the Zimbabwean Government and deducted from USD and RTGS$ or ZiG revenues proportionately. The retention threshold remained unchanged after the introduction of the ZiG.

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

C. Organizational Structure

The Company has the following organizational structure as at May 8, 2025:

D. Property, Plant and Equipment and Exploration and evaluation assets

Overview

The Company is engaged in the exploration, development and production of gold and other precious metals from its mineral properties.  The Company’s three material mineral properties, all located in Zimbabwe, are:

●	the production stage Blanket Mine (64% interest);
●	the exploration stage (sulphides) Bilboes Project (100% interest), at which minor gold production from oxide material occurred during the period; and
●	the exploration stage Motapa project (100% interest).

The Company also has a mineral property located in Zimbabwe, the exploration stage Maligreen project (100% interest), which the Company has determined to be non-material.

The Blanket Mine and its satellite operations are located in the Matabeleland South province, Motapa and Bilboes are in the Bulawayo province and Maligreen is located in the Midlands province as illustrated below.

The Company does not have interests in any other mineral properties, following the disposition of the Company’s interests in Connemara North, Glen Hume, Eagle Vulture, Mascot, Penzance, and Eersteling gold mine (“Eersteling”).

Certain of the information set forth in this annual report is derived from the following:

●

For the Blanket Mine, the Subpart 1300 pre-feasibility study entitled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of  December 31, 2023, prepared by Qualified Persons including Mr. Craig Harvey. Refer to exhibit 15.2 in this report; Qualified Person Craig Harvey has updated the Blanket mineral resources and mineral reserves as of December 31, 2024;

●

For the Bilboes Project the initial assessment entitled “Bilboes Gold Project Technical Report Summary”, with an effective date of  May 30, 2024, prepared by Qualified Person DRA Projects (Pty) Ltd.  Qualified Person DRA Projects (Pty) Ltd has confirmed that no changes have occurred to the mineral resources as of December 31, 2024. Refer to exhibit 15.4 of this report; and

●

For the Maligreen project, the Subpart 1300 initial assessment entitled “S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe”, with an effective date of  December 31, 2022, prepared by Qualified Person Mr. Uwe Engelmann.  Refer to exhibit 15.3 to this report. Qualified Person Uwe Engelmann has reconfirmed the Maligreen mineral resources as of December 31, 2024.

Mr. Craig Harvey has been a full-time employee of the Company as from 1 March 2023. Mr. Engelmann is not an employee of the Company.  Mr. Engelmann is employed by Minxcon (Pty) Ltd. None of Mr. Engelmann or DRA Projects (Pty) Ltd is affiliated with Caledonia or another entity that has an ownership, royalty or other interest in the property that is the subject of the respective technical report summary. One of the original authors and Qualified Persons for the Subpart 1300 pre-feasibility study entitled “S-K 1300

Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, Mr. Marthinus van Staden was a full-time employee of the Company during the preparation of the study, but retired in November 2024. Accordingly, the Company is no longer relying upon the work of Mr. Marthinus van Staden. Mr. Craig Harvey should be regarded as the expert with respect to the portions of the Subpart 1300 pre-feasibility study entitled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe” previously attributed to Mr. Marthinus van Staden.

Three Year Production History

The Blanket Mine is the Company’s only property with current mineral extraction.  The Bilboes oxide mining extraction was curtailed during 2023 favor of focusing on the larger sulphide feasibility study. Aggregate annual production information for our properties for the years ended December 31, 2024, 2023 and 2022 is provided below on a 100% project basis, rather than an attributable basis.

	Ounces produced
Property	2024	2023	2022
Blanket	76,656	75,416	80,775
Bilboes	1,645	3,050	-
Total	78,301	78,466	80,775

Mineral Resources

Mineral resources are stated as exclusive of mineral reserves and as attributed values.  Ordinary kriging and inverse distance estimation methodology was employed and confined to the property boundaries to which we have legal rights to explore and mine.

The Blanket Mine mineral resources occur as underground resources and estimates have been depleted for mining based on the surveyed mining voids through December 31, 2024. Measured, indicated and inferred mineral resources are declared due to the continuity of the geology and grade as well as a history of proven historical mining. The inferred mineral resources show geological continuity, while grade continuity requires improvement through additional drilling. A cut-off grade of 1.5 g/t was utilized for Blanket Mine based on an average real term gold price of US$2,150/oz based on a 10- to 15-year view for precious metals. Geological losses of 2.5% were applied to the Blanket Mine measured mineral resources, while a 5% loss was applied to the indicated mineral resource and 10% to the inferred mineral resource category.

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

The Bilboes Mine mineral resources occur as surface resources constrained by an optimised open pit shell at a fixed gold price of US$2,400/oz in order to eliminate possible future sterilization of mineral resources due placement of surface infrastructure. All estimates have been depleted for mining and current topographical surface. Measured, indicated and inferred mineral resources are declared due to the continuity of the geology and grade as well as a history of proven historical mining. A cut-off of 0.9 g/t was utilized for Bilboes based on a gold price of US$2,400/ oz. Geological losses of 5% were applied to the measured, indicated and inferred mineral resources.

			December 31, 2024
			Tonnes	Grade	Gold
In Situ Mineral Resources Exclusive of Mineral Reserves			(Mt)	(g/t)	(koz)
Zimbabwe	Blanket Mine	Measured	2.42	3.47	270
	Underground	Indicated	2.67	3.18	273
	(64% attributable)	Measured + Indicated	5.09	3.32	543
		Inferred	5.65	3.74	679
	Bilboes	Measured	6.13	2.51	495
	Surface	Indicated	27.52	2.23	1,976
	(100% attributable)	Measured + Indicated	33.65	2.28	2,470
		Inferred	9.12	1.91	560
	Maligreen	Measured	1.65	2.38	126
	Surface	Indicated	6.29	1.53	310
	(100% attributable)	Measured + Indicated	7.94	1.70	434
		Inferred	4.58	1.55	229
	Maligreen	Measured	-	-	-
	Underground	Indicated	0.09	2.76	8
	(100% attributable)	Measured + Indicated	0.09	2.89	8
		Inferred	1.59	3.75	192
Total Measured			10.20	2.72	891
Total Indicated			36.57	2.18	2,567
Total Measured + Indicated			46.77	2.30	3,457
Total Inferred			20.94	2.47	1,660
Grand total			114.48	2.33	8,575

Mineral Reserves

Mineral Reserves are stated as fully diluted, delivered to the processing plant and are backed by detailed planning such as a Life of Mine plan. Only Measured and Indicated Mineral Resources have been converted to Mineral Reserves.

At Blanket Mine, the Mineral Reserve is based on a discounted cash flow analysis, the result of which is positive over an eleven year period from 2024 until 2034 and utilises only Measured and Indicated Mineral Resources. The gold price is based on commodity forecasts from a number of institutions and the average gold price over the eleven year life of mine is $1,877 per ounce. The first three years gold price is derived from the median forecast of various institutions and ends in a long term gold price of US$1,731/oz. Mineral Reserves are stated at a cut-off grade of 2.10 g/t. Production costs utilise the production history from the mine together with required capital expenditure to execute the life of mine plan. All mineral reserves at Blanket mine are from underground sources.

Diluted Mineral Reserves (delivered to plant)		December 31, 2024
		Tonnes (Mt)	Grade	Gold
Zimbabwe	Blanket Mine
	Proven	0.83	3.0	80
	Underground Probable (64% attributable)	3.54	3.3	377
	Proven + Probable	4.37	3.3	457
Total Proven		0.83	3.0	80
Total Probable		3.54	3.3	377
Total Proven + Probable		4.37	3.3	457

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

N
Kasai Craton
Kibaran Belt
Tanzania Craton
Ubendian Belt
UsB
Bangweulu Block
Irumide Belt
Copperbelt
(Lufilian Arc)
Angolan Shield
Mozambique Belt
CKB
Zambezi
belt
MaB
BC
Zimbabwe Craton
EpC
Kal
KaB
Damara Belt
OkT
Limpopo Belt
Rehoboth Block
Kaapvaal Craton
KhB
GaB
Namaqua-Natal Belt
Saldania Belt
km
0
310
620
Legend
Age constraints
TerraneMap
Code
Neoproterozoic terrane
Mesoproterozoic terrane
Palaeoproterozoic terrane
Palaeoproterozoic shield/block
Archaean craton/belt

Source: http://jgs.lyellcollection.org

Zimbabwe Craton Relative to Other Cratons

Material Properties

Blanket Mine

Property Description and Ownership

The Blanket Mine is an operating underground gold mine situated on the Gwanda Greenstone Belt (“GGB”) targeting shear zone hosted gold mineralization. The Mine complex comprises a cluster of mines extending from Lima in the north, through Eroica, Sheet, AR Main, AR South, the currently defunct Feudal, Blanket Section (Blanket 1 to Blanket 6) and Jethro over a total strike length of some 3 km. Gold has been commercially mined at the project area from several closely-spaced orebodies defining a mineralized trend via several shafts since the early 1900s. The Mine covers the operating claims of Jethro, Blanket, Feudal, Harvard, Mbudzane Rock, Oqueil, Sabiwa, Sheet, Eroica and Lima, largely encompassed in a 2,120ha Mining Lease. Ore is processed at an on-site plant. As at December 31, 2024 the net assets of Blanket Mine is $179 million.  Refer to note 28 of the Consolidated Financial Statements.

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

24°0'0"E
26°0'0"E
28°0'0"E
30°0'0"E
32°0'0"E
16°0'0"S
18°0'0"S
20°0'0"S
22°0'0"S
AFRICA
ZIMBABWE
MINE
MOZAMBIQUE
ZAMBIA
Mashonaland Central
Mashonaland West
HARARE
Harare
ZIMBABWE
Mashonaland East
Manicaland
Matabeleland North
Midlands
BLANKET GOLD MINE
Bulawayo
BULAWAYO
Matabeleland South
Masvingo
BOTSWANA
N
Legend
Mine Area
City
Provincial Boundary
Elevation
2460 mamsl
160 mamsl
Kilometers
0 50 100 150 200

Source: *Minxcon (2020)*

The table below indicates the aggregate annual production from Blanket in the last three fiscal years on a 100% project basis:

Blanket Production Statistics
Year	Tonnes milled	Gold Head (Feed) grade	Gold Recovery	Gold Produced
	(t)	(g/t Au)	(%)	(oz)
2022	752,033	3.56	93.80	80,775
2023	770,441	3.25	93.80	75,416
2024	797,479	3.20	93.60	76,656

The table below indicates the aggregate annual production from Blanket in the last three fiscal years on a 64% attributable project basis:

Blanket Production Statistics
Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
2022	481,301	3.56	93.8	51,696
2023	493,082	3.25	93.8	48,266
2024	510,387	3.20	93.60	49,060

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

For a detailed breakdown of the property, plant and equipment and encumbrances thereon refer to note 18 of the Consolidated Financial Statements. The property, plant and equipment of the Group is predominantly held in Zimbabwe and the continued implementation of the investment plan is expected to increase the property, plant and equipment of the Group. Refer to note 17 of the Consolidated Financial Statements for a detailed breakdown on the exploration and evaluation properties of the Company and encumbrances thereon, as well as Item 4.A - “History and Development of the Company”.

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

A copy of ML40 is attached hereto as exhibit 4.5.

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

History

The Blanket Mine is part of the Sabiwa group of mines within the GGB from which gold was first extracted in the 19th century. The Blanket Mine is a cluster of mines extending some 3 km from Jethro in the south through Blanket itself, Feudal, AR South, AR Main, Sheet, and Eroica, to Lima in the north. Blanket Mine has produced over a million ounces of gold during its lifetime.

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

ZESA supplies power to Blanket Mine from their main Eagle Vulture 132KV/33KV substation about 17km out of Gwanda. The main supplies are the 33 kV and the 11 kV overhead lines. The 33 kV supply feeds Lima, Reclamation, the main substation at No. 4 Shaft (and adjacent to the processing plant) and Central Shaft and New Compressors. The 11 kV supply feeds slimes dam, Smiler shaft and the village. The 11 kV is further transformed to 550 V supply at Smiler and at Slimes dam. The ZESA power allocation to No. 4 Shaft, Central Shaft, Jethro Shaft, 5 Winze and 6 Winze Complex is 18MVA with a current nominal maximum demand (“NMD”) of 18MVA.  An additional (Mtshabezi line) feeder is installed with a NMD of 7 MVA.

Blanket Mine has investigated and approved the option of employing a solar power plant to supplement existing power supply to the Blanket Mine. The solar plant had been installed and commissioned by February 2023. The solar plant supplies 12 MW AC to the Blanket Mine power supply during daytime.

Blanket also has 4 x 2.5 MVA generators at No. 4 Shaft with total installed capacity of 10 MVA. Additional standalone diesel generators with suitable switchgear, transformers, and controls were also installed at CMS to ensure that the mine can stay operational during power interruptions. This additional installation has a total installed capacity of 8 MVA. Total installed generator capacity at Blanket is 18 MVA.

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

Geological Setting, Mineralization and Deposit

The Blanket Mine is situated on the north-western limb of the Archaean GGB. Several other gold deposits are situated along the same general strike as the mine.  Approximately 268 mines operated in this greenstone belt at one stage; however, the Blanket Mine is one of the few remaining operational mines.  At Blanket Mine, the rock units strike north−south, and generally dip steeply to the west.

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

UNIT
ZONE
METRES [X 1000]
STRATIGRAPHY
DESCRIPTION
INTRMEDIATE
MAFIC
FELSIC
UPPER
LOWER
2
1
0
ANDESITIC LAVAS AND INTERCALATED AMPHIBOLE FELDSPAR SCHISTS (GREYWACKES)
GABBRO SILLS (SUBVOLCANIC INTRUSIVES)
GABBRO SILLS (SUBVOLCANIC INTRUSIVES)
LIMA
DEFORMATION ZONE
BLANKET
MASSIVE AND PILLOWED BASALTIC LAVA WITH INTERCALATED BLACKMAKERS
VUBACHIKWE
BANDED IRON FORMATIONS BASALTIC AND PERIDOTITIC LAVAS ULTRAMAFIC SCHISTS
? THRUST ?
SERICITE SCHISTS, QUARTZ-SERICITE SCHISTS
QUARTZ SCHISTS, QUARTZITE
FELSIC LAPILLI-TUFF, AGGLOMERATE

Source: AGS (2006)

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

Mineral Resource and Mineral Reserve Estimates

The mineral resources reported here are based on the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023 but have been updated by Qualified Person Craig Harvey as of December 31, 2024 to reflect mining depletions as determined by underground survey estimations of the tonnage and ounces broken in the year. During 2024, the survey team at Blanket has acquired 3-dimensional underground scanning and processing hardware which serves to deliver improved accuracy in survey.  Refer to exhibit 15.2 or the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023, for key assumptions, parameters, and methods used to estimate the mineral resources and risks that could materially affect the mineral resource.

The measured and indicated mineral resource estimates for 2024 are reported in compliance with Subpart 1300, in situ as at December 31, 2024 and exclusive of mineral reserves.

		Tonnes	Au Grade	Au Content
Mineral Resource Classification	Orebody	Kt	g/t	Koz
	ARM	638	3.14	64
	ARS	246	2.95	23
	ARS_Ext	11	1.83	1
	BF	66	3.30	7
	BLK1	136	3.74	16
	BLK2	147	3.66	17
Measured (2.5%	BLK3	84	3.12	8
Geological Loss)	BLK4_5	192	3.85	24
	BLK6	48	3.79	6
	BQR	387	3.83	48
	ERC	172	4.35	24
	Jethro	53	3.11	5
	Lima	147	3.59	17
	Sheet	88	2.99	9
Measured Total		2,416	3.47	270
	ARM	466	2.68	40
	ARS	309	2.84	28
	ARS_Ext	50	2.31	4
	BF	102	3.03	10
	BLK1	232	3.19	24
	BLK2	221	3.72	26
Indicated (5%	BLK3	66	2.45	5
Geological Loss)	BLK4_5	70	2.98	7
	BLK6	17	4.17	2
	BQR	707	3.44	78
	ERC	140	4.65	21
	Jethro	177	2.82	16
	Lima	73	3.41	8
	Sheet	41	2.60	3
Indicated Total		2,672	3.18	273
Measured + Indicated Total		5,087	3.32	543

Notes:

1.	Cut-off applied 1.5 g/t.
2.	Geological loss applied: Measured 2.5%, Indicated 5%, Inferred 10%.
3.	Commodity price utilised: USD2,150/oz
4.	Mineral resources are stated exclusive of mineral reserves.
5.	Mineral resources are reported as 64% attributable to Caledonia.
6.	All orebodies are depleted for mining.
7.	The 31 December 2023 mineral resource has been depleted for mining from 2024.

In situ inferred mineral resource tabulation for Blanket Mine as at December 31, 2024:

		Tonnes	Au Grade	Au Content
Mineral Resource Classification	Orebody	Kt	g/t	Koz
	ARM	299	2.87	28
	ARS	169	3.86	21
	ARS_Ext	68	3.48	8
	BF	150	3.05	15
	BLK1	871	3.20	90
	BLK2	584	4.91	92
Inferred (10%	BLK3	73	3.33	8
Geological Loss)	BLK4_5	269	3.32	29
	BLK6	83	3.57	10
	BQR	1,900	3.71	227
	ERC	928	4.30	128
	Jethro	108	3.28	11
	Lima	95	3.41	10
	Sheet	47	2.52	4
Inferred Total		5,645	3.74	679

Notes:

1.	Cut-off applied 1.5 g/t.
2.	Geological loss applied: Measured 2.5%, Indicated 5%, Inferred 10%.
3.	Commodity price utilised: USD2,150/oz.
4.	Mineral resources are stated exclusive of mineral reserves.
5.	Mineral resources are reported as 64% attributable to Caledonia.
6.	All orebodies are depleted for mining
7.	The 31 December 2023 mineral resource has been depleted for mining from 2024.

A comparison of the measured, indicated and inferred mineral resource estimates as at 31 December 2023 with the 2024 mining depletions applied are shown below. The change in mineral resources is due solely to depletion.

	December 31, 2024			December 31, 2023			% Variance
Mineral Resource	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
Classification	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Measured Total	2,416	3.5	270	2,700	3.7	323	-11%	-7%	-17%
Indicated Total	2,672	3.2	273	2,726	3.2	283	-2%	-2%	-3%
M&I Total	5,087	3.3	543	5,426	3.5	606	-6%	-4%	-10%
Inferred Total	5,645	3.7	679	5,646	3.7	679	0%	0%	0%
Grand total	10,732	3.5	1,222	11,071	3.6	1,285	-3%	-2%	-5%

Notes:

1.	Cut-off applied 1.5 g/t .
2.	Geological Loss Applied, Measured 2.5%, Indicated 5%, Inferred 10%
3.	Commodity price of $2,150/oz
4.	Mineral resources are reported as 64% attributable to Caledonia
5.	All orebodies are depleted for mining.
6.	Mineral resources are stated exclusive of Mineral Reserves.
7.	31 December 2023 mineral resource depleted with surveyed mining voids from 2024.

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

In addition, as of the date of this Annual Report, all mineral reserves are covered by required permits and governmental approvals. The December 31, 2023, mineral reserve estimate has been depleted with the surveyed underground voids and restated as of December 31, 2024 by Qualified Person Craig Harvey, in the table below. Mineral reserves are stated as delivered to plant.

	Tonnes	Grade	Au Content
Mineral Reserve Classification	Kt	g/t	Kg	Koz
Proven	830	2.99	2,480	80
Probable	3,538	3.31	11,718	377
Total	4,368	3.29	14,198	456

Notes:

1.	Mineral reserve cut-off of 2.1 g/t applied.
2.

The gold price that has been utilised in the economic analysis (as included in the S-K 1300 Technical Report Summary on the Blanket Gold Mine (refer to exhibit 15.2) to convert diluted measured and indicated mineral resources in the life of mine plan to mineral reserves is an average real term price of USD1,877/oz over the life of mine, using the forecast prices as per economic analysis included in the S-K 1300 Technical Report Summary on the Blanket Gold Mine.

3.	Metallurgical recovery of 94% applied.
4.	The mineral reserve estimation utilises the 2023 mineral resource with the December 31, 2023 mine design and life of mine plan.
5.	The mineral reserves have been depleted with the 2024 surveyed mining voids.
6.	Mineral reserves are reported as 64% attributable to Caledonia.

An uneconomical tail containing 212.5 koz of gold has been excluded from the mineral reserve, since it is not economical on its own.

The mineral reserves for the estimate as of 31 December 2024 compared with that of 31 December 2023 is presented below. The change in mineral reserves is due solely to depletion.

	December 31, 2024			December 31, 2023			% Variance
Mineral Reserve Classification	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content	Tonnes	Grade	Au Content
	kt	g/t	oz	kt	g/t	oz	kt	g/t	oz
Proven	830	3.0	80	1,363	3.2	141	-39%	-7%	-43%
Probable	3,538	3.3	377	3,555	3.3	379	0%	0%	-1%
Total	4,368	3.3	456	4,918	3.3	519	-11%	-1%	-12%

Changes in the total mineral reserve estimates are on the basis of the 31 December 2023 Life of Mine Plan depleted with the mining from stoping and development activities.

Refer to exhibit 15.2 for the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023 for key assumptions, parameters, and methods used to estimate the mineral reserves and risks that could materially affect the potential development of the mineral reserves.

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

The appropriate QAQC procedures were applied to satisfy best practice guidelines including the use of blanks, standards and duplicates. These procedures with respect to sample preparation, analyses, security and data validation and verification are detailed in exhibit 15.2 titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023.

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

The Bilboes Project is considered an exploration stage property because the company has identified a Subpart 1300 mineral reserve. Caledonia acquired the Bilboes Project on January 6, 2023 by issuing shares to the value of $65.7 million. As at December 31, 2024, the net assets of the Bilboes Project is $74.9 million.

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

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold.

The table below indicates the aggregate annual production from Bilboes in the last three fiscal years on a 100% project basis:

Bilboes Production Statistics
Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
2022	-	-	-	-
2023	154,054	1.15	54.0	3,050
2024	-	-	-	1,645

Bilboes oxide mine has been placed on care and maintenance on September 30, 2023. Leaching activities related to the heap leach pad have continued and will continue for as long as it makes a positive cash contribution after the cost of leaching is incurred.

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

660000E
670000E
680000E
690000E
7860000N
7850000N
INKOSIKAZI TRIBAL TRUST LAND
BUBI
McCAYS
ISABELLA
Scale 1: 150 000
2.5 0 2.5 5 km
Legend
Gabbro
Felsite/ Quartz Porphyry
Calcareous grit, Arkose & Phyllite
Ferruginous sediments & Felsic Meta-volcanics
Banded Ironstone
Greywackes & Arkoses
Andesitic Greenstones
Basaltic & Andesitic Greenstones
Claims Boundary

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

Mineral Resource and Mineral Reserve Estimates

The mineral resources reported here are based on the initial assessment titled “Bilboes Gold Project Technical Report Summary”, prepared by DRA Projects (Pty) Ltd with an effective date of May 30, 2024. Qualified Person DRA Projects (Pty) Ltd has confirmed that no changes have occurred to the mineral resources as of December 31, 2024. Refer to exhibit 15.4 or the initial assessment titled “Bilboes Gold Project Technical Report Summary”, with an effective date of  May 30, 2024, for key assumptions, parameters, and methods used to estimate the mineral resources and risks that could materially affect the mineral resource.

The measured and indicated mineral resource estimates for 2024 are reported in compliance with Subpart 1300, in situ as at December 31, 2024 and exclusive of mineral reserves.

Mineral Resource		Tonnes	Au Grade	Au Content
Classification	Orebody	Mt	g/t	Koz
	Isabella South	1.325	2.34	100
Measured	Isabella North	2.589	2.68	223
	Bubi	1.288	1.95	81
	McKays	0.925	3.05	91
Measured Total		6.128	2.51	241
	Isabella South	5.211	2.17	363
Indicated	Isabella North	4.43	2.31	329
	Bubi	14.006	2.19	987
	McKays	3.874	2.37	296
Indicated Total		27.522	2.26	8,475
Measured + Indicated Total		33.65	2.30	8,716

Notes:

1.	S-K 1300 definitions observed for classification of Mineral Resources.
2.	Mineral Resources are reported exclusive of Mineral Reserves
3.	Block bulk density interpolated from specific gravity measurements taken from core samples.
4.	Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software at a gold price of US$2,400/oz and a 0.9 g/t cut-off grade.
5.

Mineral Resources are not Mineral Reserves and have no demonstrated economic viability. The estimate of Mineral Resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).

6.	Numbers may not add due to rounding.
7.	Effective Date of Resource Estimate is 31 December 2024.

Mineral Resource		Tonnes	Au Grade	Au Content
Classification	Orebody	Kt	g/t	Koz
	Isabella South	1,335	1.80	77
Inferred	Isabella North	1,613	2.18	113
	Bubi	5,116	1.80	296
	McKays	1,054	2.16	73
Inferred Total		9,118	1.99	560

Notes:

1.	S-K 1300 definitions observed for classification of Mineral Resources.
2.	Mineral Resources are reported exclusive of Mineral Reserves
3.	Block bulk density interpolated from specific gravity measurements taken from core samples.
4.	Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software at a gold price of US$2,400/oz and a 0.9 g/t cut-off grade.
5.

Mineral Resources are not Mineral Reserves and have no demonstrated economic viability. The estimate of Mineral Resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).

6.	Numbers may not add due to rounding.
7.	Effective Date of Resource Estimate is 31 December 2024.

The project has been reassessed and reviewed on a technical basis and has deemed to be an Initial assessment in nature. At the Initial Assessment level of study, mineral reserves may not be declared and as such mineral reserves have not been declared for the Bilboes project.

A comparison of the measured, indicated and inferred mineral resource estimates as at 31 December 2023 with December 31, 2024 are shown below.

The 2024 mineral resources have increased due the inclusion of that part of the 2023 mineral resource deemed to have been a mineral reserve under the prevailing sentiment at that time. In due course, as the study phase advances, it is expected that the mineral resource will decrease as portions thereof will have been attributed to SK-1300 compliant mineral reserve.

	December 31, 2024			December 31, 2023			% Variance
Mineral Resource Classification	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
	Mt	g/t	koz	Mt	g/t	koz	Mt	g/t	koz
Measured Total	6.13	2.51	495	0.24	1.85	14	2,443%	36%	3,436%
Indicated Total	27.52	2.23	1,976	8.48	1.79	487	225%	25%	306%
M&I Total	33.65	2.28	2,471	8.72	1.79	502	286%	28%	392%
Inferred Total	9.12	1.91	560	9.12	1.91	559	0%	0%	0%
Grand total	42.77	2.20	3,031	17.83	1.85	1,061	140%	19%	186%

Notes:

1.	S-K 1300 definitions observed for classification of Mineral Resources.
2.	Mineral Resources are reported exclusive of Mineral Reserves
3.	Block bulk density interpolated from specific gravity measurements taken from core samples.
4.	Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software at a gold price of US$2,400/oz and a 0.9 g/t cut-off grade.
5.

Mineral Resources are not Mineral Reserves and have no demonstrated economic viability. The estimate of Mineral Resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).

6.	Numbers may not add due to rounding.
7.	The Mineral Resource Estimate has been depleted to reflect mining up to 31 December 2023.
8.	Effective Date of Resource Estimate is 31 December 2023.

The previously declared Mineral Reserve from 2023 has been removed due the study status of the Bilboes Project currently. The study status is that of an 'Initial Assessment. This study phase does not permit the declaration of Mineral Reserves. The study phase has been downgraded as a result of further optimisation work to improve the economics of the project including the potential resiting of the Tailings Storage Facility. Once all facets are at the required level of confidence, it is likely that mineral reserves will be declared for the Bilboes Project.

	December 31, 2024				December 31, 2023				% Variance
Mineral Reserve Classification	Tonnes	Grade	Au Content		Tonnes	Grade	Au Content		Tonnes	Grade	Au Content
	Mt	g/t	Kg	Koz	Mt	g/t	Kg	Koz	Mt	g/t	Kg	Koz
Proven	NA	NA	NA	NA	5.9	2.42	14,152	455	-100%	-100%	-100%	-100%
Probable	NA	NA	NA	NA	19.1	2.31	44,104	1,418	-100%	-100%	-100%	-100%
Total	NA	NA	NA	NA	25.0	2.34	58,256	1,873	-100%	-100%	-100%	-100%

2024 Notes:

1.	The project study in 2024 is classed as an 'Initial Assessment'.
2.	An Initial Assessment Study is not permitted to declare Mineral Reserves.

2023 Notes:

1.	S-K 1300 definitions observed for classification of Mineral Reserves.
2.	All tonnes quoted are dry tonnes.
3.	Mineral Reserves are reported fully diluted delivered to plant.
4.	Mineral Reserves are reported as constrained by an optimal pit shell at a gold price of US$1,800/ox and a 0.9 g/t cut-off grade.
5.	5% Ore loss and 4% dilution applied.
6.	Gold recovery ranges between 83.62% to 88.88% dependent on mining area and ore type being processed.
7.	Numbers may not add due to rounding.

Exploration and Planned Work

Plans are commissioned to complete the Caledonia feasibility study on the Bilboes sulphide project to estimate the funding requirements and commence development of the sulphides project.

Motapa

Property Description and Ownership

The Motapa project is an exploration stage project at which no Subpart 1300 mineral reserves or mineral resources have been identified.  The registered mining lease held by Arraskar (the “Motapa Mining Lease”) covers an area of 2,224 ha located in a brownfield exploration and mining area in the Inkosikazi resettlement area, Matabeleland North. The Motapa Mining Lease covers a geological strike close to 5 km. Motapa is accessed by wide tar road from Bulawayo for the first 40 km followed by a poorly maintained narrow-width tarred section for 65 km. An extensive gravel road network links various sites at the Motapa Mining Lease area. As at December 31, 2024, the exploration and evaluation cost of the Motapa project was $12.2 million. Refer to note 17 of the Consolidated Financial Statements for more information.

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

Below is the location of Motapa on the Zimbabwean Map

ZAMBIA
NAMIBIA
BOTSWANA
MOZAMBIQUE
SOUTH AFRICA
ZIMBABWE
MANA POOLS NATIONAL PARK
Kariba
Mashonaland Central
Mashonaland West
Chinhoyi
Bindura
Binga
Victoria Falls
Harare
Chitungwiza
Marondera
Mashonaland East
HWANGE NATIONAL PARK
Hwange
Matabeleland North
Lupane
Motapa
Midlands
Gweru
Mutare
Manicaland
Bulawayo
Masvingo
Gwanda
Matabeleland South
Beitbridge
International boundary
Administrative boundary
National capital
Administrative centre
Other point of interest
0 80 160 Km
0 50 100 Miles
Updated: 13 May 2019

The figure below illustrates the open pits, oxide targets, core holes and infrastructure.

7847500 N
7845000 N
662500 E
665000 E
667500 E
N
SHAWL
JUPITER
BOOMGATE
PLUVIOUS56
PLUVIOUS4
PLUVIOUS123
BRITWELL
FOSSICKER
FOSSICKER
CLUB
TRAIL
HALFDAY
HALFDAY
HALFDAY
HALFDAY
Historical Percussion Drilling
2024 RC Drill Collars
2024 DD Drill Collars
2024 Rehabilitated Trenches
Historical Open Pit Outlines
River Course
Motapa Mining Lease Boundary
1:30000
0 250 500 750 1000 1250

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

3.	Motapa South: with two subzones Halfday and Trail.

Exploration and Planned Work

Current initial exploration activities at Motapa commenced in 2023 and comprised the following:

●	Detailed geological mapping of the tenement
●	Historical data collation of previous exploration and mining activities
●	Aero-magnetics flown by drone
●	Ground penetrating radar (LOZA) surveys to identify underground voids

The initial exploration activities completed in 2023 were used to define an exploration program for 2024. The total exploration works program originally planned comprised the following:

●	22,212 meters of surface trenching
●	3,987 meters of DD
●	4,663 meters of RC

Exploration activities at Motapa in 2024 achieved the initial objectives and included 12,724m of trenching, 4,143m of DD and 5,433m of RC. The drill program featured generally wide-spaced holes at several prospects on the Motapa license area and highlighted the presence of widespread gold mineralization over a combined strike length of more than 9 km.  Results included significant high grade gold mineralization in numerous areas (e.g. in particular, the Jupiter, Pluvious and Mpudzi areas).

Motapa North

The historic oxide open pits are located approximately 250 meters to the south of the shared Bilboes property boundary and a few hundred meters further to the planned metallurgical facility at Bilboes. Exploration drilling during 2024 was focused more on the northern trend which has returned sufficient highly encouraging results to warrant further follow up drilling during 2025. The focus of further drilling will be to define an open pit mineral resource in the near term along the 2,750 meter strike length of Motapa North with drill section lines planned at a 25 meter spacing.

Motapa Central

Historically, underground mining took place in the western portion of Motapa Central along the Club section. Underground working and assay plans show highly encouraging grades were mined in the past. Due to these extensive workings, exploration drilling focused on the eastern portion in the Mpudzi section.

The Mpudzi section has no historical open pits and exploration drilling encountered shallow high grade mineralisation with deeper drill holes showing the continuation of these zones at depth. The shallow mineralisation appears to be oxidised and further drilling with the aim to define a near-term oxide mineral resource is planned for 2025.

Motapa South

Limited drillholes were planned and executed at Motapa South due both the north and central areas proximity to Bilboes. Going forward for 2025, limited drilling will take place with drilling to intensify during 2026 and 2027.

Results of the surface trenching activities and the results of the drilling campaign for 2024 are referenced in the release of November 11, 2024.

Clarification of mining lease area

During the Motapa drilling project, a discrepancy was discovered between the mining area noted in the registered mining lease (2,224 hectares) and a historic map of the area by the Surveyor General, supposed to have informed the extent of the lease (2,161 hectares). Management’s view is that the excluded area has no implications on the ongoing exploration project as there were no plans to explore there and is not material to Motapa development plans. Furthermore, the exclusion of the old tailings dump has reduced the Company’s rehabilitation liability in respect of Motapa.

The Surveyor General’s map excludes an access road through the area, an old tailings storage facility and small parts of pits in the central strike zone of the area. The Ministry of Mines has been contacted to resolve the discrepancy and it is likely that the lease will be updated in due course to clarify that the excluded area is not part of the lease, given that the Surveyor General’s map is likely to take precedence.

Surface drilling

Sixty-two down-the-hole surveys were conducted on RC and DD holes which showed no major departures from the planned trajectory. The project QAQC statistical tests carried out on DD and RC assay results from the ISO accredited Performance Laboratories were satisfactory at an overall pass rate of 90%.

Future Exploration

Exploration activities will continue into 2025 with the approval of $2.7M for the year. The main focus areas are Motapa North: sulphide resource delineation:

●

The historic oxide open pits at Motapa North (Pluvius 1-5, Boomgate, Jupiter and Shawl) are located approximately 250 meters south of the shared Bilboes/Motapa boundary and a few hundred meters further from the planned metallurgical facility at Bilboes. The focus of further exploration in 2025 is to define a sulphide open pit mineral resource in the near-term along the 2,750-meter strike length with drill section lines planned at a 25-meter spacing.

Mpudzi near-surface oxides:

●

The Mpudzi section, located in the Motapa Central area, has no historical open pits; exploration drilling in 2024 encountered shallow, high-grade oxide mineralisation with deeper drill holes showing the continuation of these zones at depth.  Exploration in 2025 will target defining a near-term oxide mineral resource which may be amenable to leaching at the nearby Bilboes leach pad and continue to delineate the deeper sulphide zones.

Motapa South:

●

Limited exploration took place at Motapa South in 2024 as efforts were focused on the north and central areas because of their proximity to Bilboes. However, a potential oxide zone, which has no historical open pits, has recently been delineated through trenching activities and the 2025 exploration campaign includes fast-track infill trenches and shallow drilling on this zone.

Non-material Properties

Maligreen

Property Description and Ownership

Maligreen is located in central Zimbabwe, approximately 73 km due west-southwest of Kwekwe, Midlands Province. Zimbabwe's capital city, Harare, lies 235 km northeast of Maligreen. The town of Nkayi lies 25 km west of the project along the Kwekwe-Lupane Highway. The location of the project is indicated below.

24°0'0"E
26°0'0"E
28°0'0"E
30°0'0"E
32°0'0"E
16°0'0"S
18°0'0"S
20°0'0"S
22°0'0"S
AFRICA
ZIMBABWE
PROJECT
MOZAMBIQUE
ZAMBIA
BOTSWANA
N
Mashonaland Central
Mashonaland West
HARARE
Harare
ZIMBABWE
Mashonaland East
Manicaland
Matabeleland North
Midlands
MALIGREEN GOLD PROJECT
Bulawayo
BULAWAYO
Matabeleland South
Masvingo
Legend
Project Area
City
Provincial Boundary
Elevation
2460 mamsl
160 mamsl
Kilometers
0 50 100 150 200
September 2021

Source: Minxcon (2022)

Maligreen is centered on the following coordinates:

●	Latitude 19°1'51"S
●	Longitude 29°6'5"E

Maligreen was previously held under a portfolio of 41 adjacent mining claims in the Midlands Mining District. Of these, 40 encompassed an area of 10 ha each and were issued for gold. Claim AMT 97 (claim number 11219BM) encompassed 150 ha and was issued for copper. This latter claim has not been the focus of exploration to date. The above-mentioned claims were consolidated into a Mining Lease (ML44) on July 22, 2024. The Maligreen mining lease application was gazetted in the Zimbabwean Government gazette notice 1619 of 2023. The Mining Lease was granted on July 22, 2024 for gold and is registered as 550 hectares in size. No additional encumbrances, restrictions or special conditions have been placed on the Mining Lease. The Mining Lease is up to date, with next inspections due in 2025.

The Company did not conduct exploration activities at the Maligreen property during 2024.

Permitting, Licensing, and Encumbrances

The Maligreen mineral resource occurs within a claims area covering a total of 550 ha. The project is held under a portfolio of 41 adjacent mining claims in the form of a mining lease in the Midlands Mining District. Of these, 40 encompass an area of 10 ha each and are issued for gold. Claim AMT 97 (claim number 11219BM) encompasses 150 ha and is issued for copper. A conversion application to convert Claim AMT 97 to gold was accepted and registered on August 5, 2022 by the office of the Provincial Mining Director, Gweru. The mining lease (ML44) is up to date, with the next inspections due in 2025.

Location of the existing claims are shown below.

Coordinate System: GCS WGS 1984
Datum: WGS 1984
Units: Degree
Drawn by: MA, Minxcon (Pty) Ltd, October 2021
N
AMT 142
AMT 141
AMT 138
AMT 140
AMT 120
AMT 121
AMT 139
AMT 73
AMT 74
AMT 75
AMT 122
AMT 123
AMT 140
AMT 76
AMT 124
AMT 60
AMT 77
AMT 78
AMT 79
AMT 80
AMT 81
AMT 57
AMT 58
AMT 86
AMT 54
AMT 55
AMT 87
AMT 53
AMT 51
AMT 155
AMT 156
AMT 48
AMT 49
AMT 50
AMT 157
AMT 158
AMT 97
AMT 45
AMT 46
AMT 47
AMT 159
AMT 160
AMT 88
Meters
0
500
1,000
LEGEND
Correct Claim Boundary
Estimated Claim Boundary
Estimated Claim Boundary (Duplicate No.)
Open Pit
Resource Footprint

Notes: “Correct” claims boundaries are as per boundary coordinates verified by the Ministry. “Estimated” claims boundaries are as traced from regional maps provided by the Client.

Source: Minxcon (2022)

Mineral Resources Estimate

Refer to exhibit 15.3 or the technical report summary titled “S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe”, with an effective date of December 31, 2022, for key assumptions, parameters, and methods used to estimate the mineral resources and risks that could materially affect the mineral resource. This technical report summary estimated the mineral resources at the Maligreen Gold Project as at December 31, 2022.  Qualified Person Uwe Engelmann has confirmed that there was no change in the mineral resource estimate between December 31, 2022 and December 31, 2024.

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

The mineral resources are declared as the portion of the Resource that is potentially mineable from open pit as well as from underground, as part of the reasonable prospects for eventual economic extraction. An optimised pit was generated to evaluate the depth to which surface mining could occur. Based on this analysis a depth of 220 m was defined as the level to which surface mining can occur and is reported at a 0.4 g/t cut-off (Table: Surface Mineral Resource for Maligreen Gold Mine as at December 31, 2024). Below this all mineral resources are declared as underground, with a 1.5 g/t cut-off.

Surface Mineral Resource Tabulation for Maligreen as at December 31, 2024.

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

Underground Mineral Resource Tabulation for Maligreen as at December 31, 2024.

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

Total Mineral Resource Tabulation for Maligreen as at December 31, 2024.

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

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This “Operating and Financial Review and Prospects” discussion has been updated to reflect the effects of the Restatement described in note 41 and note 42 of the Consolidated financial statements. The only non-IFRS measure impacted by the restatement is “adjusted earnings per share” and is addressed below.

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

Revenue

Revenue increased to $183,018,000 in fiscal year 2024 from $146,314,000 in fiscal year 2023, (2022: $142,082,000). The increase in revenue was due to an increase in the average realized gold price received to $2,347 per oz (2023: $1,910 per oz; 2022: $1,772 per oz) and by higher ounces sold in 2024 compared to 2023 (see below).

Gold price

Average realized gold price per ounce is a non-IFRS measure which management believes assists the stakeholders in understanding the average price obtained for an ounce of gold.

Our revenues are primarily derived from the sale of gold produced by Blanket Mine. As a result, our revenues are directly influenced by the average realized gold price obtained from the sale of gold. The gold prices obtained may fluctuate widely and are influenced by factors beyond the control of the Company. The table below indicates the average realized gold price per ounce obtained for the 2024, 2023 and 2022 fiscal years.

$’000	2024	2023	2022
Revenue (IFRS)	183,018	146,314	142,082
Revenue from silver sales	(132)	(118)	(116)
Revenue from gold sales	182,886	146,196	141,966
Gold ounces sold	77,917	76,532	80,094
Average realized gold price per ounce ($/oz)	2,347	1,910	1,772

Gold produced

Tonnes milled, average grades, recoveries and gold produced are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz.)
Quarter 1	2022	165,976	3.69	94.1	18,515
Quarter 2	2022	179,118	3.71	93.9	20,091
Quarter 3	2022	198,495	3.53	93.6	21,120
Quarter 4	2022	208,444	3.37	93.7	21,049
Year	2022	752,033	3.56	93.8	80,775
Quarter 1	2023	170,721	3.11	93.8	16,036
Quarter 2	2023	179,087	3.22	94.0	17,436
Quarter 3	2023	208,902	3.46	93.7	21,772
Quarter 4	2023	211,730	3.17	93.6	20,172
Year	2023	770,440	3.25	93.8	75,416
Quarter 1	2024	175,101	3.23	93.9	17,050
Quarter 2	2024	208,682	3.31	93.7	20,773
Quarter 3	2024	205,975	3.07	93.4	18,992
Quarter 4	2024	207,721	3.18	93.6	19,841
Year	2024	797,479	3.20	93.6	76,656

Ounces produced increased by 1.6% from 2023 to 2024. Tonnes milled in the year were 3.5% higher than 2023. Recoveries decreased by 0.21% from 2023 to 2024.

Production cost

Production cost includes salaries and wages, on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production cost for 2024, 2023 and 2022 is summarized below.

$ ‘000	2024	2023	2022

Blanket Mine	77,358	69,591	62,998
Salaries and wages	30,042	25,042	23,037
Consumable materials	23,653	24,087	23,601
Consumable materials – COVID-19	–	–	311
Electricity costs	14,870	13,496	9,634
Safety	1,112	1,155	998
Cash-settled share-based expense	412	637	853
On mine administration	4,648	2,783	2,736
Security	1,528	1,020	1,093
Solar operations and maintenance services	595	647	–
Obsolete inventory	312	283	563
Pre-feasibility exploration costs	186	441	172

Bilboes	3,386	13,118	–
Salaries and wages	1,276	2,796	–
Consumable materials	784	8,402	–
Electricity costs	451	553	–
Cash-settled share-based expense	22	23	–
On mine administration	853	1,344	–

	80,744	82,709	62,998

On-mine cost, all-in sustaining cost (“AISC”) and all-in cost per ounce

On-mine cost, AISC and all-in cost per ounce are non-IFRS cost measures which management believes assist investors and other stakeholders in understanding the economics of gold mining over the life cycle of a mine. These measures are calculated on the principles set out by the World Gold Council and are further explained below.

i.

On-mine cost per ounce, which shows the on-mine costs of producing an ounce of gold and includes direct costs that are incurred on day-to-day activity for the mine and excludes once-off retirement and severance costs. ESG costs were included in the on-mine cost as well as in the comparative amounts due to the increased focus on ESG;

ii.

AISC per ounce, which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the producing mines (i.e. at offices in Harare, Bulawayo, Johannesburg, London and Jersey), capital costs required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the awards made to employees under the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”) less silver by-product revenue; and

iii.

All-in cost per ounce, which shows AISC per ounce plus the costs associated with activities that are undertaken with a view to increase production (expansion capital investment).  Exploration and evaluation costs were included in the all-in cost as well as in the comparative amounts.

A narrow focus on the direct costs of production does not reflect the cost of gold production under IFRS and adds certain capital and other costs. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

Costs per ounce of gold sold For 12 months ended December 31
($’000’s, unless otherwise indicated)
	Bilboes Oxide Mine		Blanket		Motapa and Bilboes Sulphide		Consolidated
	2024	2023	2024	2023	2023	2024	2024	2023

Production cost (IFRS)	3,386	13,118	77,358	69,591	—	—	80,744	82,709
Cash-settled share-based expense	(22)	(23)	(412)	(637)	—	—	(434)	(660)
Less exploration and safety costs	—	—	(1,112)	(1,155)	—	—	(1,112)	(1,155)
On-mine admin costs, employee incentives and intercompany adjustments	—	—	3,095	1,579	—	—	3,095	1,579
CSR	—	—	1,326	1,505	—	—	1,326	1,505
On-mine production cost	3,364	13,095	80,255	70,883	—	—	83,619	83,978
Gold sales (oz)	1,646	3,050	76,271	73,482	—	—	77,917	76,532
On-mine cost per ounce ($/oz)	2,044	4,293	1,052	965	—	—	1,073	1,097

Royalty	182	319	9,081	7,318	—	—	9,263	7,637
Exploration, remediation and permitting cost	—	—	50	55	—	—	50	55
Sustaining capital expenditure#	—	154	19,109	17,199	—	—	19,109	17,353
Sustaining administrative expenses&	—	—	9,394	8,485	—	—	9,394	8,485
Silver by-product credit	—	(4)	(132)	(114)	—	—	(132)	(118)
Cash-settled share-based payment expense included in production cost	22	—	412	660	—	—	434	660
Cash-settled share-based payment expense	—	—	201	463	—	—	201	463
Equity-settled share-based payment expense	—	—	1,054	640	—	—	1,054	640
Procurement margin included in on-mine cost*	—	—	(5,671)	(4,422)	—	—	(5,671)	(4,422)
AISC	3,568	13,564	113,753	101,167	—	—	117,321	114,731
Gold sales (oz)	1,646	3,050	76,271	73,482	—	—	77,917	76,532
AISC per ounce ($/oz)	2,168	4,447	1,491	1,377	—	—	1,506	1,499

Non-sustaining administrative expenses&	—	2,900	4,165	6,044	—	—	4,165	8,944
E&E Assets - Motapa	—	—	—	—	162	2,521	2,521	388
E&E Assets - Bilboes	—	—	—	—	—	2,287	2,287	—
Permitting and exploration expenses	—	—	35	32	—	—	35	32
Non-sustaining capital expenditure#	—	—	8,472	12,253	—	—	8,472	12,253
AIC	3,568	16,464	126,425	119,496	162	4,808	134,801	136,348
Gold sales (oz)	1,646	3,050	76,271	73,482	—	—	77,917	76,532
All-in costs per ounce	2,168	5,398	1,658	1,626	—	—	1,730	1,782

*

The on-mine cost reflects the cost incurred on-mine to produce gold. The procurement margin on consumable sales between CMSA and Blanket is not deducted from on-mine cost as the cost represents a fair value that Blanket would pay for consumables if they were sourced from a third party.  The procurement margin on these sales is deducted from AISC and all-in cost as these numbers represent the consolidated costs at a group level, excluding intercompany profit margins.

&	Administrative expenses relate to costs incurred by the Group to provide services for mining and related activities. Administrative expenses are allocated between AISC and All-in cost.
#

Non-sustaining costs are primarily those costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. All other costs related to existing operations are considered sustaining.

On-mine cost per ounce

On-mine cost comprise labour, electricity, consumables, administrative and other costs related to production, such as insurance, Blanket software licensing, ESG and security. Production costs are detailed in note 8 to the Consolidated Financial Statements.

On-mine cost per ounce for the year decreased by 2.2% compared to 2023, predominantly due to the Bilboes oxide mine being placed on care and maintenance on September 30, 2023.

The increase in on-mine cost per ounce compared to the comparative fourth quarter for 2023 is illustrated in the graph below.

At Blanket, on-mine production cost increased 13.2% for the 2024 compared to 2023. On-mine cost at Blanket exclusive of CSR projects cost amounted to $1,035 per ounce and was within the guidance levels of between $950 per ounce to $1,050 per ounce.

Electricity use at Blanket increased due to the continued use of infrastructure such as the No. 4, 6 shaft, 5 Winze, Lima and Jethro shafts in addition to the Central shaft which was commissioned in 2022. Electricity costs also increased due to higher maximum demand and reactive energy charges. The maximum demand charges are levied for the maximum drawn instantaneous apparent power, which is predominantly driven by big loads like Central shaft winders.

In 2025 the conversion of the Central shaft winder from alternative current to a direct current operating motor is planned to allow for variable power usage as the speeds and sizes of hoists fluctuate. This will in turn reduce the apparent power required to hoist ore and waste from underground.

The power factor correction equipment installed in November 2024 successfully reduced the reactive penalty charges and had the added benefit of reducing generator use and the related cost from December onwards.

Increased skip payload, hoisting speed and improved sequencing of hoists at Central shaft, planned for 2025, is expected to reduce electricity usage and result in operational efficiencies. Further, management is evaluating the current electricity infrastructure, usage and is looking at alternative sources of energy that will supplement the current electricity mixture with a view to increasing reliability and quality of supply as well as reducing cost over the mine life of Blanket.

The inter-company benefit of the solar plant (owned by Caledonia at December 31, 2024) is not recognized in on-mine cost because the solar plant sells power to Blanket at a price per kilowatt/hour which reflects Blanket's historic blended cost per unit of power. The economic benefit of the solar plant is therefore recognized by Caledonia, rather than by Blanket, and the benefit ($49 per ounce of gold sold in the Quarter) is reflected in the AISC rather than the on-mine cost. The solar plant has the added benefit of stabilizing the Blanket electrical grid by improving the reactive power factor and reducing the generator use by supplementing power availability.

Labour cost increased by $80 per ounce due to an additional headcount of 42 employees, 2024 inflationary increases, bonuses paid, and overtime worked. Production bonuses were paid as an incentive to increase production after the fall of ground at Eroica 870 level adversely affected the average grade. It resulted in record tonnages mined and hoisted in 2024, which alleviated the effect of the lower grade on the ounces. The increased tonnes mined and milled produced an estimated 924 ounces, generating revenues of $2.3 million. The additional tonnages in the fourth quarter of 2024 required overtime to be worked at $36 per ounce. A new clocking system is being implemented in 2025 and is expected to improve the monitoring of our labour force and reduce inefficient labour allocation in future.

The cost of oxide mining at Bilboes contributed a reduction in production costs from the comparative fourth quarter after it was placed on care and maintenance on September 30, 2023. Leaching activities related to the heap leach pad have covered the care and maintenance cost of the existing Bilboes infrastructure and the leaching will continue for as long as it makes a positive cash contribution after the cost of leaching is incurred. Bilboes oxide mine administrative, inter-company loan and other costs in the fourth quarter of 2024 were offset by a reversal of interest cost in the quarter.

AISC

AISC includes inter alia administrative expenses incurred outside Zimbabwe and excludes the intercompany procurement margin and the benefits of solar power intercompany profit as this reflects the consolidated cost incurred at the Group level.

The AISC per ounce for the fourth quarter of 2024 was 3.1% higher than the comparative quarter predominantly due to lower ounces sold, higher on-mine costs and increased sustaining capital expenditure. Sustaining capital expenditure includes underground capital development, IT software installation predominantly to enhance the on-mine resource management planning abilities, exploration at Blanket, electrical and surface engineering. More of the Blanket capital expenditure is allocated to sustaining capital expenditure rather than to expansion (non-sustaining) capital investment which is included in the calculation of all-in cost. Total capital expenditure was lower in 2024 compared to 2023.

The increase in AISC per ounce in the fourth quarter of 2024 compared to the comparative quarter is illustrated in the graph below:

All-in cost

All-in cost includes investment in expansion projects at Blanket and exploration and evaluation expenditure projects. Refer to Item 4.A – “History and Development of the Company” capital projects at Blanket exploration and evaluation projects Bilboes and Motapa.

Other significant matters affecting profitability

Administrative expenses

Administrative expenses are detailed in note 10 of the Consolidated Financial Statements and include the costs of Caledonia’s offices and personnel in Harare, Johannesburg, Bulawayo, the UK and Jersey which provide the following functions: feasibility study, technical services, finance, procurement, investor relations, corporate development, legal and company secretarial.

The administrative expenses for 2023 included a once-off $3.1 million paid as advisory services on conclusion of the Bilboes Gold Limited acquisition. Employee cost for 2024 predominantly reduced due to $1.7 million of settlement expenditures incurred in 2023 offset by a provision for bonuses in 2024 of $0.9 million (2023: $Nil).

Depreciation, foreign exchange (losses) gains and other expenses

In the comparable fourth quarter of 2024, a reassessment of the useful lives of certain plant and equipment items like generators, load haul dumpers, dump trucks and electrical equipment was performed resulting in a highly elevated depreciation expense over a few quarters in 2023. The depreciation charge for 2024 was $1.5 million higher than 2023 due to capital additions in the year.

Net foreign exchange movements in the fourth quarter of 2024 relate to profits and losses arising on monetary assets and liabilities that are held in currencies other than the USD - principally the ZiG (before April 5, 2024 the RTGS$) and, to a lesser extent, the South African Rand and the British Pound. The total net foreign exchange loss in the fourth quarter of 2024 amounted to $0.4 million, and the net gains were predominantly due to the stabilization of the ZiG exchange rate against the USD, which contributed $1.3 million to the overall exchange losses for the period. Other foreign currencies contributed $0.9 million to the foreign exchange gains for the fourth quarter of 2024.

The net foreign exchange loss in 2024 amounted to $9.7 million: a loss of $6.8 million resulted from the devaluation of the RTGS$ (a currency that was discontinued on April 5, 2024); a loss of $2.9 million resulted from the devaluation of the ZiG (which replaced the RTGS$) and foreign exchange losses of $0.01 million were incurred on other foreign currencies. $3.0 million of foreign exchange losses were incurred due to cash held by way of a Letter of Credit (“LC”) denominated in RTGS$. Delays by the local banks in converting the LC resulted in a devaluation of the asset when the RTGS$ devalued prior to conversion. Further foreign exchange losses on the RTGS$ and ZiG were predominantly incurred on the RTGS$ and ZiG-denominated receivables on gold sales and VAT refunds. These receivables reduced, in value due to the devaluation of the ZiG between the transaction dates and the settlement dates.

Other expenses for 2024 include $2.1 million of non-cash impairment expenses. $1.2 million relates to the impairment of the Lima metallurgical plant that was previously utilized as a backup in case of a breakdown at the main Blanket metallurgical plant. The installation of Ball Mill 10 in 2022 and other efficiencies implemented at the Blanket metallurgical plant have provided sufficient comfort that Blanket has adequate milling capacity at the main plant and therefore the Lima metallurgical plant can be re-purposed as a test plant to research the potential for recovery improvements of gold from refractory ore. $0.3 million is earmarked in 2025 for research expenditure on the ore of one of Blanket's satellite properties that is refractory in nature. Initial tests indicated that recoveries on this ore could potentially increase from 35% to 85%: the test plant will test this on a larger scale to validate its feasibility. A positive outcome to this research work may be relevant for refractory ore at Blanket’s other satellite properties and at Bilboes, Motapa and Maligreen.  The replacement of a faulty transformer at the solar plant resulted in an impairment of $0.4 million and drill rigs no longer in use with a carrying value of $0.3 million were also impaired. The remainder of the items impaired relate to discontinued mining equipment.

CSR cost amounted to $1.3 million in 2024.

Other expenses include Intermediate Monetary Transaction Tax of $1.4 million for 2024 that is chargeable on the transfer of physical money, electronically or by any other means and is charged at 2% per transaction performed in Zimbabwe.

A once-off retirement cost of $2.1 million was paid in 2024 to approximately 100 employees who retired.

Other income

On January 31, 2019 Caledonia sold 100% of the shares of Eersteling, for an amount of $3 million. Of the proceeds, $2.1 million was received and $0.9 million impaired in 2021. On March 6, 2024 an amount of $0.2 million of the previously impaired amount was received from the new owners of Eersteling.

Included in other income is a reversal of interest and penalties provided for of $0.7 million that were not levied.

Put Options

From December 2022 to the date of this Annual Report the Company had the following put options to hedge our gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672 oz	$1,750	December 2022 - May 2023
May 22, 2023	28,000 oz	$1,900	June - December 2023
December 19, 2023	12,000 oz	$1,950	January - March 2024
March 7, 2024	12,000 oz	$2,050	April to June 2024
April 10, 2024	12,000 oz	$2,100	July – September 2024
October 4, 2024	12,000 oz	$2,600	October – December 2024

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money" put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price.

On September 29, 2023 and October 6, 2023 the Company purchased two gold purchase options of 1,000 ounces each at a market price of $1,875 and $1,841 per ounce.

During February, 2025 the Company purchased Asian put options to hedge 43,439 ounces of gold, spread according to planned production, over a period of eleven months from February to December 2025 at a strike price of $2,600 per ounce.

Restricted Share Units and cash-settled Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the OEICP. All PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

PUs have a performance condition, determined on their grant date, based on metrics, such as, gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of one to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

PUs have rights to dividends only after they have vested.

PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

Refer to note 12.1 of the Consolidated Financial Statements for more information on the cash-settled share-based payment awards.

During 2024 an aggregate of 174,717 PUs were awarded respectively to certain senior management and certain employees within the companies in the Group. An example of the award agreements are attached hereto as exhibit 4.16. Refer to note 12.1.1 of the Consolidated Financial Statement for a further analysis of cash-settled share-based payments granted and vested. On April 1, 2025 151,551 PUs were granted to certain senior management and employees within the companies in the Group. Refer to exhibit 4.18.

Equity-settled Performance Units

EPUs have a performance condition determined on their grant date, based on gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

333,039 EPUs remain outstanding as at December 31, 2024, where 138,573 EPUs were granted to certain executives and certain employees within the Group during 2024. An example of the award agreement is attached hereto as exhibits 4.17. Refer to note 12.2.1 of the Consolidated Financial Statement for a further analysis of equity-settled share-based payments granted.

Equity Restricted Share Units

RSUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“ERSUs”) vest on the date as specified in the ERSUs agreement given that the service conditions of the relevant employees have been fulfilled. The value of the vested ERSUs is the number of ERSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement. ERSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional ERSUs at the then applicable share price. The fair value of the RSUs at the grant date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation.

26,404 ERSUs were granted within the Group on May 13, 2024 and all units vested on September 30, 2024.

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

Refer to note 42 of the Consolidated Financial Statements for details of the line items impacted due to the restatement.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s, unless otherwise indicated)
	2024	2023 *Restated	2022 *Restated	2021 *Restated	2020 *Restated	2019 *Restated

Profit (loss) for the period (IFRS)	23,054	(4,840)	21,980	15,189	25,683	23,044
Non-controlling interest share of profit for the period	(5,155)	(3,022)	(4,584)	(3,950)	(4,378)	(4,185)
Profit (loss) attributable to owners of the Company	17,899	(7,862)	17,396	11,239	21,305	18,859
BETS adjustment	(389)	(262)	(302)	(363)	(492)	(441)
Earnings (IFRS)	17,510	(8,124)	17,094	10,876	20,813	18,418
Weighted average shares in issue (thousands)	19,201	18,626	12,170	12,831	10,742	11,704
IFRS EPS (cents)	91.2	(43.6)	140.5	84.8	193.8	157.4

Add back/ (deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses	30	27	32	37	1	156
- less tax	–	–	(9)	(10)	–	(44)
Unrealised net foreign exchange gains	(23)	(609)	(33)	(3)	569	158
- less tax	–	(40)	9	1	(159)	(44)
Adjusted IFRS profit excl. foreign exchange	17,517	(8,746)	17,092	10,901	21,224	18,644
Weighted average shares in issue (thousands)	19,201	18,626	12,170	12,831	10,742	11,704
Adjusted IFRS EPS excl. foreign exchange (cents)	91.2	(47.0)	140.4	85.0	197.6	159.3

Add back/(deduct) amounts in respect of:
Reversal of BETS adjustment	389	262	302	363	492	441
Impairment of property, plant and equipment	1,711	877	497	8,209	144	–
Impairment of E&E assets	385	–	3,837	467	–	2,930
Impairment of SH Minerals receivable	–	–	761	830	–	–
Retirement costs	2,214	–	–	–	–	–
Tax on retirement costs	(572)	–	–	–	–	–
Deferred tax	2,179	5,208	4,754	4,428	4,088	3,039
Inventory write down	–	–	–	424	–	–
Profit on sale of subsidiary	–	–	–	–	(4,409)	–
Non-controlling interest portion deferred tax, impairment, retirement costs and tax on retirement costs	(612)	(639)	(552)	(1,292)	(559)	(401)
Fair value losses on derivative financial instruments	831	1,119	240	1,198	601	266
Adjusted profit (loss)	24,042	(1,919)	26,931	25,528	21,581	24,919
Weighted average shares in issue (thousands)	19,201	18,626	12,170	12,831	10,742	11,704
Adjusted EPS (cents)@	125.2	(10.3)	221.3	199.0	200.9	212.9

@ Restated - exchange losses and gains on the ZiG and RTGS$ have been retrospectively included in Adjusted EPS due to the recurring nature of these losses.

*Refer to note 42 of the Consolidated Financial Statements.

B. Liquidity and Capital Resources

Cash and cash equivalents

$’000	2024	2023

Bank balances	4,260	4,252
Restricted cash *	-	2,456
Cash and cash equivalents	4,260	6,708
Bank overdrafts used for cash management purposes	(12,928)	(17,740)
Net cash and cash equivalents	(8,668)	(11,032)
*

Cash of $2,456 (denominated in RTGS$) held by Blanket Mine was earmarked by Stanbic Bank Zimbabwe as a letter of credit in favor of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on November 28, 2023 and settled in January, 2024. The cash on maturity was transferred to CMSA’s bank account, denominated in South African Rands.

Operating and investing activities at Blanket in 2024 were funded by Blanket's operating cash flows and from Blanket’s overdraft facilities which were as set out below at December 31, 2024.

Overdraft facilities Lender	Date drawn	Principal value	Balance drawn at December 31, 2024	Repayment terms	Security	Expiry
Stanbic Bank - ZiG	Mar-24	ZiG7 million	$Nil	On demand	Unsecured	Mar-25
Stanbic Bank - USD	Mar-24	$4 million	$1 million	On demand	Unsecured	Mar-25
CABS Bank - USD	Oct-24	$1 million	$1 million	On demand	Unsecured	Oct-25
Ecobank - USD	Mar-24	$6 million	$4 million	On demand	Unsecured	Feb-25
Nedbank - USD	Apr-24	$7 million	$6 million	On demand	Unsecured	Apr-25

Term loans Lender	Date drawn	Principal value	Balance drawn at December 31, 2024	Repayment terms	Security	Expiry

CABS Bank	Oct-24	$3 million	$3 million	Quarterly	Unsecured	Mar-27

Letter of credit Lender	Date drawn	Principal value	Balance drawn at December 31, 2024	Repayment terms	Security	Expiry

Stanbic Bank Limited	-	$3 million	Nil	-	-	Mar-25

The distribution of the consolidated cash across the jurisdictions where the Group operates as at year end was as follows:

Geographical location of cash ($’000)
	2024	2023

Jersey, Channel Islands/ United Kingdom	44	1,668
South Africa	1,539	1,051
Zimbabwe (net of overdraft)	(10,251)	(13,751)
Total net cash and cash equivalents	(8,668)	(11,032)

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

As of December 31, 2024, Caledonia had a working capital surplus of $15,923,000 (2023: $14,096,000; 2022: $5,986,000). As of December 31, 2024, Caledonia had potential liabilities for rehabilitation work on Blanket, Motapa, Bilboes and Maligreen – if and when those mines permanently close – at an estimated present value cost of $9,664,000 (2023: $10,985,000; 2022: $2,958,000). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration activities.

The Company’s primary objective with respect to its capital management is to ensure that it has enough cash resources to maintain its ongoing operations, to provide returns for shareholders, complete the investment plan and accommodate any asset retirement obligation. Refer to note 34 of the Consolidated Financial Statements for information on the type of financial instruments used and the maturity profiles thereof. Management believes that the current working capital and future production cash proceeds will be enough to meet its capital requirements.

As at December 31, 2024, the Company had the following contractual obligations:

Payments due by Period ($’000)
Falling due	Within 1 year	1-3 years	4-5 years	After 5 years	Total
Trade and other payables	26,647	–	–	–	26,647
Provisions	80	502	313	8,769	9,664
Capital expenditure commitments	2,503	–	–	–	2,503
Loans and borrowings	1,464	1,654	–	–	3,118
Lease liabilities	121	234	–	–	355
Cash-settled share-based payments	634	411	–	–	1,045
Loan notes (solar bonds)	855	9,618	–	–	10,473

These amounts do not include interest accrued on December 31, 2024.

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

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities. The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognizes the liabilities for these leases. As of December 31, 2024, the Group had liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $5.3 million (December 31, 2023: $4.7 million), Motapa’s undiscounted liability amounted to $0.9 million (December 31, 2023: $1.4 million), Maligreen’s liability amounted to $295,000 (December 31, 2023: $287,000), and Bilboes’ undiscounted liability amounted to $3.5 million (December 31, 2022: $4.4 million).

Blanket foreign exchange approval requirements

Approval from the RBZ is required for the remittance of dividends declared from Zimbabwe, for the repayment of loans and advances from Blanket Mine to Caledonia and the repayment of capital and consumables purchased from CMSA. During 2024 Caledonia obtained the necessary approvals from the RBZ to obtain foreign currency to conduct normal business operations. This remained the case until the date of this Annual Report.

Equity Raise

During March and April 2023, the Company conducted a placing of depositary interests and depositary receipts in its shares in the UK, South Africa and Zimbabwe. A total of 1,207,514 common shares were placed in the form of depositary interests and depositary receipts raising in total approximately US$16.6 million before expenses.  There was no equity raise during 2024.

C. Research and development, patents and licenses, etc.

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D. Trend Information

Production Guidance

Blanket production for 2024 was 76,656 ounces, which was over the lower end of the revised guidance range of 74,000 – 78,000 ounces. Refer to Item 5.A – “Operating Results”, for further discussion and detail of actual production.

Production guidance for Blanket for 2025 is between 73,500 and 77,500 ounces.

Production guidance for the oxide mining activities was withdrawn in the third quarter of 2023.

Cost Guidance

The estimated on-mine cost for 2024 was in the range of $950 to $1,050 per ounce and the estimated AISC for 2024 was in the range of $1,450 to $1,550 per ounce. The actual on-mine cost per ounce for 2024 was $1,073 and actual AISC per ounce for 2024 was $1,506.

The Group’s consolidated on-mine cost per ounce guidance for 2025 is in the range of $1,050 to $1,150 per ounce; guidance for consolidated AISC is $1,690 to $1,790 per ounce. Cost guidance for 2025 reflects higher labour, HR and IT expenses and increased sustaining capital expenditure. Increased expenditure in these areas is part of the ongoing modernisation of the business, building a foundation for the extended operating life at Blanket, growth arising from Bilboes and Motapa, and future profitability. The 2025 on-mine cost per ounce includes $20 per ounce of ESG cost; 2024 ESG cost of $1.3 million (approximately $17 per ounce) was not part of the guidance range for 2024. This is forward looking information. Refer to “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” of this report for further information on forward looking statements.

Cost guidance for the oxide mining activities was withdrawn in the third quarter of 2023.

E. Critical Accounting Estimates

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of our current directors and the Group’s senior management as of May 8, 2025.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Director Since and Independence Status	Number of Common Shares* As of May 8, 2025
John Kelly Non-Executive Director Chairperson New Canaan, Connecticut USA	Managing Partner of Active Capital Partners Chairperson and Independent Trustee, The Victory Funds Non-Executive Member of Kellys Family Foods LLC	2012 Independent	16,317
John Mark Learmonth Chief Executive Officer Director Jersey, Channel Islands	Chief Financial Officer of the Company (until June 30, 2022) Chief Executive Officer of the Company (from July 1, 2022) Director of the Company	2014 Non-Independent	216,848
Nick Clarke Non-Executive Director Falmouth, Cornwall, United Kingdom	Chairperson and formerly Chief Executive Officer of Central Asia Metals Plc	2019 Independent	Nil
Geralda Wildschutt Non-Executive Director Johannesburg, South Africa	Founder and CEO of Maisha Social Solutions Pty Ltd Member of Sasol Climate Change Advisory Panel Board member of SAICA ED Pty Ltd Non-executive director of Northam Platinum Holdings Limited	2021 Independent	Nil
Gordon Wylie Non-Executive Director Malta	Non-executive director of Chaarat Gold Holdings Limited Former non-executive director of Silverton Metals Corp Former chairman of Lydian International Limited	2022 Independent	Nil
Victor Gapare Executive Director Harare, Zimbabwe	Director of the Company Former chief executive officer of Bilboes Holdings (Private) Limited	2023 Non-Independent	**2,411,186
Tariro Gadzikwa Non-Executive Director Johannesburg, South Africa	Chief Executive Officer of MWJ Consulting (Proprietary) Limited Former group chief financial officer of Efora Energy Limited	2024 Non-Independent	Nil
Stefan Buys Non-Executive Director Surrey, United Kingdom	Former Executive Vice President and Chief Executive Officer, Mining, ArcelorMittal Ltd Former Managing Director, Pilbara Mining Operations, Rio Tinto Iron Ore	2025 Independent	Nil
Lesley Goldwasser Non-Executive Director Florida, USA	Managing Partner, GreensLedge Group Lead Independent Director of Tiptree Inc Independent Director of Liquid Telecommunications Holdings Ltd Independent Director of Fold Holdings, Inc	2025 Independent	Nil
Maurice Mason Vice-president Corporate Development London, United Kingdom	Vice-president Corporate Development	Not a Director	4,660
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands	General Counsel, Company Secretary and Head of Risk and Compliance	Not a Director	37,196
James Mufara Chief Operating Officer Johannesburg, South Africa	Chief Operating Officer of the Company (from May 1, 2024)	Not a Director	14,694
Ross Jerrard Chief Financial Officer Jersey, Channel Islands	Chief Financial Officer of the Company (from April 1, 2025)	Not a Director	Nil

*

The information in this Annual Report as to shares beneficially owned or controlled or directed not being within the knowledge of the Company has been furnished by the respective nominees individually.

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

John Mark Learmonth – Director and Chief Executive Officer

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

Since leaving AngloGold Ashanti, Gordon has accumulated 17 years’ board experience as a non- executive director, of which 12 were as chairman at Lydian International Limited.  He was a non-executive director of until August 22, 2024 of Chaarat Gold Holdings Limited, which is listed on AIM (symbol: CGH), and a non-executive director of Silverton Metals Corp. until June 10, 2022, which is listed on TSX-V (symbol: SVTN).

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

Tariro Gadzikwa – Non-Executive Director

Tariro is a Chartered Accountant and the Founder and Chief Executive Officer of MWJ Consulting Proprietary Limited, an advisory firm specializing in financial reporting and CFO advisory for listed and private equity clients within the mining, oil and gas and energy sectors.

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

Stefan Buys – Non-Executive Director

Mr Buys has over 30 years of operational and leadership experience in the global mining and metallurgical industries, including copper, gold, iron ore, uranium, ferrochrome, and platinum across Africa, Canada, Australia and South America.

He recently served as CEO of ArcelorMittal’s Mining Division and previously led Rio Tinto’s Pilbara iron ore mining operations as Managing Director.  His career includes executive roles at BHP which included leading Olympic Dam as Asset President, and over a decade at Xstrata, where he rose to COO for North Chile.

He holds a bachelor’s in metallurgical engineering and a company direction certificate from the Institute of Directors UK.

Lesley Goldwasser – Non-Executive Director

Lesley Goldwasser is a financial executive with expertise in global capital markets and structured finance.  She is a Managing Partner at GreensLedge and Co - CEO & Founder of GreensLedge Korea, specializing in capital rising, Structured Product Solutions, M&A, and asset management.

Previously, she was a Managing Director at Credit Suisse, leading Asset-Backed Securities and Hedge Fund Strategic Services, and Co-Head of Debt & Equity Capital Markets and Global Structured Products at Bear Stearns.

Lesley serves as Lead Independent Director at Tiptree Inc. an independent director of Fold Inc and an Independent Director at Liquid Telecommunications.  She co-founded Zara’s Center, an after-school program for vulnerable children in Zimbabwe.

Born in Bulawayo, Zimbabwe, she is a graduate of the University of Cape Town, South Africa.

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

Ross Jerrard – Chief Financial Officer

Mr Jerrard brings extensive experience in financial leadership, having been CFO of Centamin Plc from April 2016 until its acquisition by AngloGold Ashanti Plc in November 2024 for a deal value of $2.5 billion.  Centamin was a former FTSE-250 dual-listed (London and Canada) mining company with operations in Egypt and West Africa.  Centamin’s flagship asset the Sukari gold mine in Egypt which is one of the world’s largest gold mines producing in excess of 450,000 ounces of gold per annum.  Prior to joining Centamin Mr Jerrard was a partner with Deloite in Australia.  Mr Jerrard is a member of the Institute of Chartered Accountants of Australia and New Zealand and the Institute of Chartered Accountants of Zimbabwe.

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management other than Mr. Gapare who was appointed as a director pursuant to the sale and purchase agreement for the acquisition of Bilboes Gold.

B. Compensation

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(2) (3)	(i)
					Annual incentive plans (1)	Long term incentive plans
John Mark Learmonth Chief Financial Officer (until June 30, 2022) Chief Executive Officer (from July 1, 2022)	2024 2023 2022	533,025 517,500 494,315	244,687 263,304 94,692	- - -	- - -	- - -	- - -	187,185 - 175,000	964,897 780,804 764,007
Caxton Mangezi Vice President Operations Zimbabwe	2024 2023 2022	585,282 568,235 463,960	109,826 179,167 175,116	- - -	- - -	- - -	- - -	1,272,821 580,507 734,730	1,967,929 1,327,909 1,373,806
Chester Goodburn Chief Financial Officer (from July 1, 2022 and until March 31, 2025)	2024 2023 2022	346,466 336,375 309,123	29,951 59,374 31,010	-	-	-	-	149,959 - 70,000	526,376 395,749 410,133
Victor Gapare Executive Director	2024 2023	501,043 478,654	41,150 43,368	- -	- -	- -	- -	193,671 89,505	735,864 611,527
Maurice Mason VP Corporate Development	2024 2023 2022	347,379 337,261 325,856	71,780 84,883 53,335	- - -	- - -	- - -	- - -	121,991 - 130,000	541,149 422,144 509,191
Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance	2024 2023 2022	348,010 337,874 313,038	72,073 99,161 65,769	- - -	- - -	- - -	- - -	122,213 70,000 160,000	542,296 507,035 538,807
James Mufara Chief Operating Officer (from May 1, 2024)	2024	253,333	429,842	-	-	-	-	198,078	881,253

(1)

Awards are considered to be share based awards. The amounts stated are the expenses for the year to revalue the liability to the amount that is expected to vest at the applicable year end. Refer to table below for the awards outstanding as at December 31, 2024.

(2)	The amounts shown in (h) relate to bonuses paid and/or provided for to normal executive officers (”NEOs”). No fees for acting as a Director were paid to NEOs.
(3)	The amounts shown in (h) for the NEOs for Mr Caxton, Mr Gapare and Mr Goodburn also include other employee benefits, subsidiary director fees, retirement costs and/ or leave pay paid.

Non-executive director fees were paid in equal quarterly instalments in arrears during 2024. From January 1, 2024 to December 31, 2024 the approved non-executive director fees amounted to $105,000 p.a. payable to each non-executive director, other than John Kelly (chairperson), who received an amount of $135,000. Mr. S Curtis (resigned in May 2024) received a pro-rata amount of $36,923 and Ms. T Gadzikwa (joined in March 2024) received a pro-rata amount of $83,654 for their services in 2024.

Long term incentive plan

The following key management members were granted RSUs, PUs and EPUs, pursuant to the provisions of the OEICP. The outstanding RSUs and PUs as at December 31, 2024 were as follows:

Key management member	Vesting date	RSUs	PUs	EPUs
Steve Curtis	2025/01/11	-	-	39,689
John Mark Learmonth	2025/01/11 2026/04/01 2027/04/01	- - -	- - -	36,812 27,542 43,970
Caxton Mangezi(1)	2025/01/11 2026/04/01 2027/04/01	- - -	- - -	15,458 13,441 21,458
Chester Goodburn(2)	2025/01/11 2026/04/01 2027/04/01	- - -	880 - -	- 10,890 12,702
Adam Chester	2025/01/11 2026/04/01 2027/04/01	- - -	- - -	10,877 7,992 12,759
Maurice Mason	2025/01/11 2026/04/01 2027/04/01	- - -	- - -	10,857 7,977 12,736
Victor Gapare(3)	2026/04/01 2027/04/01	- -	- -	11,506 18,370
James Mufara(4)	2027/04/01	-	-	13,140
Total		-	880	328,176

(1)	Caxton Magenzi retired on December 31, 2024. His awards were not terminated upon his retirement.
(2)	Chester Goodburn was appointed as a key management member from July 1, 2022 when he became CFO.
(3)	Victor Gapare was appointed as a key management member from January 6, 2023.
(4)	James Mufara was appointed as a key management member from May 1, 2024 when he became COO. He was granted 26,404 RSUs that vested on September 30, 2024.

For further detail on the RSUs, PUs and EPUs refer to note 12 of the Consolidated Financial Statements.

129,540 EPUs and 6,004 ERSUs were awarded to key management staff on April 1, 2025. Refer to exhibit 4.19 and exhibit 4.20.

No director equity options were outstanding at December 31, 2024.

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

Audit	Compensation	Nomination and Corporate Governance	Technical	Disclosure
T Gadzikwa	G Wylie	J Kelly	N Clarke	M Learmonth
G Wylie	J Kelly	N Clarke	M Learmonth	A Chester
G Wildschutt	T Gadzikwa	G Wildschutt	G Wylie	C Horsfall
L Goldwasser	L Goldwasser	G Wylie	V Gapare	J Mufara
		T Gadzikwa	J Mufara	R Jerrard
		S Buys	S Buys
		L Goldwasser	N Clarke

Strategic Planning	ESG
J Kelly	G Wildschutt
M Learmonth	A Chester
N Clarke	C Horsfall
G Wildschutt	J Kelly
G Wylie	M Learmonth
V Gapare	N Clarke
M Mason	V Gapare
T Gadzikwa	S Buys
J Mufara
R Jerrard

The Audit Committee is comprised of Ms. Gadzikwa, Mr. Wylie, Ms. Wildschutt and Ms. Goldwasser and is chaired by Ms. Gadzikwa. Each member of the Audit Committee is considered independent as defined under NI 52-110 and as defined under Section 803 of the NYSE American LLC Company Guide and Exchange Act Rule 10A-3 and considered to be financially literate as such terms are defined under NI 52-110 Audit Committees. Ms. Gadzikwa is a chartered accountant with international audit experience and has previously served as group chief financial officer of an energy company, Mr. Wylie has significant experience operating at the most senior levels in mining companies, Ms. Wildschutt has relevant experience as a board member and trustee for various organizations and Ms. Goldwasser has over 30 years of experience in the financial services industry in the USA and international markets.

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

3.

The role of oversight. The compilation of financial statements is the responsibility of management. The auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia’s financial statements in accordance with IFRS.

4.	Ensuring that a combined assurance model is developed and implemented to provide a coordinated approach to all assurance activities.

The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to:

1.	Compensation of the executive officers and the directors;
2.	Establishment and administration of policies, programs and procedures for compensating and incentivizing its executive officers;
3.	Oversight of the compensation structure and benefit plans and programs;
4.	Executive compensation disclosure and compliance with compensation policies; and
5.	Administration and application of the Company’s Incentive Compensation Recovery Policy (as defined herein).

Terms of reference of the Audit Committee are given in the charter of the Audit Committee, and the terms of reference of the Compensation Committee are given in the charter of the Compensation Committee.  All charters of committees are available on the Company’s website (www.caledoniamining.com) or, on request, from the Company’s offices listed in this report.

Benefits upon termination are disclosed in note 37 of the Consolidated Financial Statements.

D. Employees

The average, approximate number of employees, their categories and geographic locations for each of the last three years are summarized in the table below:

Geographic Location and Number of Employees:
	2024	2023	2022
Total Employees
London, United Kingdom - Management and administration	3	3	2
Jersey, Channel Islands - Management and administration	3	4	3
South Africa - Management, procurement, administration and technical	26	31	23
Zimbabwe - Mine operations, management and administration	2,172	2,294	2,119
Total Employees at all Locations	2,204	2,332	2,147

Management and Administration:
Employee Locations:	2024	2023	2022
London, United Kingdom - Management and administration	3	3	2
Jersey, Channel Islands - Management and administration	3	4	3
Zimbabwe - Mine operations, management and administration	122	105	54
South Africa - Management, procurement, administration and technical	26	30	22
Total Management and Administration	154	142	81

E. Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management as at May 5, 2025 were as follows:

	Number of shares	Percentage share holding
J Kelly	16,317	0.08%
M Learmonth	216,848	1.12%
A Chester	37,196	0.19%
V Gapare	*2,411,186	12.50%
N Clarke	-	0.00%
G Wildschutt	-	0.00%
G Wylie	-	0.00%
M Mason	4,660	0.02%
T Gadzikwa	-	0.00%
J Mafura	14,694	0.08%
S Buys	-	0.00%
L Goldwasser	-	0.00%
R Jerrard	-	0.00%
Total	2,700,901	14.00%

*	Mr Gapare is interested in the Common Shares held by Toziyana Resources Limited as the settlor of a discretionary trust which ultimately owns Toziyana Resources Limited.

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

(b)       Share purchase options outstanding as of May 8, 2025:

Name	Role	Exercise Price CAD	Expiry Date	Number of Options
P Chidley	Consultant	9.49	September 30, 2029	5,000
P Durham	Consultant	9.49	September 30, 2029	5,000
TOTAL				10,000

In terms of the OEICP, the expiry of the options that expire in a closed period will be extended by 10 days from the cessation of the closed period.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

The Company has adopted an incentive compensation recovery policy effective October 2, 2023 (“Incentive Compensation Recovery Policy”) as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as exhibit 97.1 to this Annual Report.  At no time during or after the fiscal year ended December 31, 2024 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of December 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of Caledonia's knowledge, as at May 8, 2025, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

	2024		2023		2022
Beneficial owner name	Number of Shares Held	Percentage of Issued Shares	Number of Shares Held	Percentage of Issued Shares	Number of Shares Held	Percentage of Issued Shares
Toziyana Resource Limited	2,411,186	12.50%	2,411,186	12.56%	2,411,186	12.56%
Shining Capital Holding II L.P.	1,922,858	9.97%	1,922,858	10.02%	1,922,858	10.02%
Allan Gray (through two of its funds)	1,104,376	5.72%	1,149,945	5.99%	2,180,070	11.36%

All shareholders have the same voting rights as all other shareholders of Caledonia.

There are no restrictions on the transfer of Caledonia’s issued shares.

According to our share register and information received from our registrar on May 9, 2025 the shares of Caledonia (including those represented by depositary interests and receipts) were held in the following geographic locations on May 8, 2025:

Geographic Location based on the share register only	Number of Shares Held	Percentage of Issued Shares

United Kingdom	9,694	0.05%
USA	18,225,393	94.46%
Canada	4,699	0.02%
Zimbabwe	1,050,098	5.44%
Other	4,900	0.03%
	19,294,784	100%

19,294,784 shares of the Company, as on May 5, 2025, are held by a total of 70 registered shareholders, including 54 registered holders in the United States.

Caledonia is not aware of any arrangement which may at some subsequent date result in a change of control of Caledonia.

B. Related Party Transactions

No related party transactions exist, other than disclosed in note 37 of the Consolidated Financial Statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

This Annual Report contains the audited Consolidated Financial Statements which comprise of the consolidated statements of financial position as at December 31, 2024, December 31, 2023 and January 1, 2023 and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2024, December 31, 2023 and December 31, 2022.

Reference is made to the Consolidated Financial Statements, including the report of the independent registered public accounting firm, BDO South Africa Inc. (PCAOB ID 1368), that are filed as part of this Annual Report on pages F1 – F108.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2024 nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the twelve months ended December 31, 2024, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

Dividend policy

From 2014, the Company has paid a quarterly dividend (payable during each quarter up until the first quarter of 2025, where declaration of dividends occured at the first quarter’s Board meetings, resulting in the payment being made after quarter end). The quarterly dividend declared from 2022 is set out below:

Declaration date	cents per share
January 13, 2022	14.0
April 18, 2022	14.0
July 14, 2022	14.0
October 13, 2022	14.0
December 30, 2022	14.0
April 3, 2023	14.0
June 29, 2023	14.0
September 28, 2023	14.0
January 2, 2023	14.0
March 27, 2024	14.0
July 1, 2024	14.0
November 11, 2024	14.0
March 24, 2025	14.0

B. Significant Changes

We have not experienced any significant changes since the date of the Consolidated Financial Statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING

A. Offering and Listing Details

The Company’s shares trade on the NYSE American, AIM (in the form of depositary interests) and VFEX (in the form of depositary receipts) under the trading symbol “CMCL”. Caledonia voluntarily delisted its shares from the TSX on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s shares trade on the NYSE American, AIM (in the form of depositary interests) and VFEX (in the form of depositary receipts) under the trading symbol “CMCL”. Caledonia voluntarily delisted its shares from the TSX on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents.

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

The Company has a compensation committee that is currently composed of five independent directors.  The compensation committee makes recommendations to the board with respect to compensation, including bonuses, incentive stock options and securities of directors and executive officers.

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

Under the Articles, the directors are not required to hold any shares as a qualification for service on the board.

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

Corporate Law Issue	Delaware Law	Jersey Law
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

C. Material Contracts

Material contracts include the documents at exhibit 4.7 to exhibit 4.9 (agreement for the sale and purchase of the share capital of Bilboes Gold Limited (as amended) and net smelter returns royalty deed in respect of the acquisition of Bilboes Gold Limited), exhibit 4.10 (share purchase agreement in respect of the acquisition of Motapa Mining Company UK Limited), exhibit 4.11 (placing agreement in respect of the placing of 1,207,514 new securities during March and April 2023) and exhibit 4.12 and exhibit 4.13 (sale of shares and claims agreement in respect of the sale of Caledonia Mining Services (Private) Limited, the owner of the solar power plant which supplies power to Blanket Mine and the post-sale amended and restated power purchase agreement between Caledonia Mining Services (Private) Limited and Blanket Mine (1983) (Private) Limited). For further details of the contracts, please refer to the exhibits and the disclosures in this Annual Report relating to the acquisitions of Bilboes and Motapa, the placing and the sale of Caledonia Mining Services (Private) Limited.

D. Exchange Controls

There are no governmental laws, decrees or regulations existing in Jersey, Channel Islands, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia's securities, nor does Jersey, Channel Islands have foreign exchange currency controls. Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa; Caledonia obtained the necessary approvals from the RBZ and the Reserve Bank of South Africa to transfer foreign currency during 2024.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of shares.

This summary is for general informational purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the ownership and disposition of shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of shares.

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) U.S. expatriates or former long-term residents of the U.S., (m) hold shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, or (n) are subject to special tax accounting rules with respect to shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of shares.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for the tax year of such distribution or the preceding year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the shares and thereafter as gain from the sale or exchange of such shares (see “Sale or Other Taxable Disposition of Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the shares will constitute ordinary dividend income. Dividends received on shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of shares. The Company believes that it was not a PFIC for its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold shares.

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

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of shares, generally will be equal to the USD value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the shares are traded on an established securities market (regardless of whether such foreign currency is converted into USD at that time). A U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Data Analysis and Retrieval ("SEDAR+") (www.sedarplus.ca), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

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

The fair value of the Company’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

A. Currency Risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$, ZiG (from April 5, 2024) or foreign currency) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group aims to maintain cash and cash equivalents in US Dollars to manage foreign exchange exposure. The operating results and financial position of the Group are reported in USD in the Consolidated Financial Statements.

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

B. Sensitivity Analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which are different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates consolidated monetary assets/ (liabilities) in the Group that have a different functional currency and foreign currency.

	2024		2023		2022
	$'000		$'000		$'000
	Functional currency		Functional currency		Functional currency
	ZAR		ZAR		ZAR

Cash and cash equivalents	62	1,729	62	4,706	62	3,443
USD denominated	61	-	61	-	62	-
ZAR denominated	-	1,477	-	989	-	631
ZiG denominated	-	252	-	-	-	-
RTGS$ denominated	-	-	-	3,424	-	2,502
GBP denominated	1	-	1	293	-	235
CAD denominated	-	-	-	-	-	75

Trade and other receivables - ZiG denominated	-	3,873	-	-	-	-
Trade and other payables - ZiG denominated	-	(76)	-	-	-	-
Trade and other receivables - RTGS$ denominated	-	-	-	3,118	-	2,607
Trade and other payables - RTGS$ denominated	-	-	-	(106)	-	(130)
	62	5,526	62	7,718	62	5,920

A reasonable possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss before tax for the Group:

	2024 $’000		2023 $’000		2022 $’000
	Functional currency		Functional currency		Functional currency
	ZAR	USD	ZAR	USD	ZAR	USD
Cash and cash equivalents	3	12	3	177	3	134
Trade and other receivables	-	184	-	148	-	124
Trade and other payables	-	(4)	-	(5)	-	(6)
	3	192	3	320	3	252

C. Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a debtor fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. 75% of the portion of unrefined metals produced by Blanket and exported by Caledonia to AEG (from April 2023) and Stonex Financial Limited (from October 2024) on the toll refinement basis. Trade and other receivables are detailed in note 21 to the Consolidated Financial Statements and include $4.1 million (December 31, 2023: $5.4 million, December 31, 2022: $7.4 million) due from Fidelity and AEG in respect of the RTGS$ and USD components respectively of the revenues arising on gold deliveries prior to the close of business on December 31, 2024. All outstanding amounts due from Fidelity and AEG were received in full after the end of the 2024 year. $8.2 million (December 31, 2023: $4.3 million, December 31, 2022: $1 million) was due from the Zimbabwe Government in respect of VAT refunds. The amount due in respect of VAT refunds mainly comprises ZiG-denominated VAT refunds. Increased delays in the processing of VAT refunds by the Government of Zimbabwe has resulted in an increase in the amount receivable in ZiG terms. The long-outstanding balances have either been repaid after the end of 2024 or have been recovered by way of offset against other tax payables due to the Government of Zimbabwe.

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

The Group’s assets and liabilities exposed to interest rate fluctuations as at year-end are summarized as follows:

	2024	2023	2022
Cash and cash equivalents	4,260	6,709	6,735
Loans and borrowings	(2,674)	-	-
Overdrafts	(12,928)	(17,740)	(5,239)
	(11,342)	(11,032)	1,496

Interest rate risk arising from borrowings is offset by available cash and cash equivalents. The table below summarizes the effect of a change in finance cost on the Group’s profit or loss and equity for the year, had the rates charged differed. Loans and borrowings are at a fixed interest rate.

	2024	2023	2022
Sensitivity analysis – cash and cash equivalents
Increase in 100 basis points	43	67	67
Decrease in 100 basis points	(43)	(67)	(67)

Sensitivity analysis – loans and borrowings
Increase in 100 basis points	27	-	-
Decrease in 100 basis points	(27)	-	-

Sensitivity analysis – overdraft
Increase in 100 basis points	129	177	52
Decrease in 100 basis points	(129)	(177)	(52)

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

Sensitivity analysis

A reasonably possible strengthening (weakening) of the gold price will have an impact on the revenue of the Group and the fair value of the gold loan and call option at December 31, 2024. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

An increase or decrease of 5% of the gold price would have the following equal or opposite effect on the derivative financial instruments on December 31:

	2024	2023	2022
Consolidated statement of financial position:

Derivative financial liabilities – put option
Increase in 100 basis points	-	-	-
Decrease in 100 basis points	-	4	22

	2024	2023	2022
Consolidated statement of profit or loss and other comprehensive income:

Derivative financial liabilities – put option
Increase in 100 basis points	-	-	-
Decrease in 100 basis points	-	4	22

The Group’s revenues has full exposure to the gold price up to December 2024 when the gold put option agreement was concluded (refer note 11.1 of the Consolidated Financial Statements).  New Asian put options were purchased in February 2025 to hedge 43,439 ounces of gold, spread according to our planned production profile, over a period of eleven months from February to December 2025 at a strike price of $2,600.

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

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2024. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our CEO and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2024, and we have concluded our disclosure controls and procedures were not effective as at and for the years ended December 31, 2024 as a result of the material weakness discussed below. Additionally, in connection with the identification of the material weakness discussed below, we have concluded that our disclosure controls and procedures were not effective as at and for the years ended December 31, 2023, 2022, 2021, 2020 and 2019.

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

Under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Based upon that assessment and those criteria, management concluded that the Company’s internal control over financial reporting was not effective as at and for the year ended December 31, 2024 as a result of the material weakness discussed below. Additionally, in connection with the identification of the material weakness discussed below, we have concluded that our internal control over financial reporting were not effective as at and for the years ended December 31, 2023, 2022, 2021, 2020 and 2019.

As defined in Regulation 12b-2 under the Exchange Act, a "material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

In connection with our review of the internal control structure related to the preparation of the financial statements as of and for the year ended December 31, 2024 and the restated financial statements as of and for the years ended December 31, 2023, 2022, 2021, 2020 and 2019, management identified a material weakness in our internal controls over the accounting interpretation related to the calculation of deferred tax liabilities at Blanket. The non-cash restatement does not affect income tax calculations or submissions. See “Changes in Internal Control Over Financial Reporting” below for further information on the steps we are taking to remediate the material weakness.

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

D. Changes in internal controls over financial reporting

The Company intends to strengthen its internal control over financial reporting and is committed to ensuring that such controls are designed and operating effectively. The material weaknesses in the Company’s internal control over financial reporting will not be considered remediated until the remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

An appropriate IFRS review was not performed on deferred tax related to temporary differences for assets acquired from 2019 to 2022 at Blanket affecting reporting periods from January 1, 2019 to December 31, 2024. Although the calculation was reviewed and the IFRS interpretations were formed after consultation, the IFRS concepts applied were incorrect and not reconsidered in subsequent years up to the completion of the December 31, 2024 year-end. No amendments were made to IAS 12 from 2019 that would have resulted in the interpretation being reconsidered. To address the material weakness described above, going forward, management plans to reconsider critical accounting interpretations every three years. Remediation efforts are ongoing and are expected to be completed in the second quarter of 2025. Should these remedial measures be insufficient to address the material weakness described above, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that all four members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined under Section 803 of the NYSE American LLC Company Guide and Exchange Act Rule 10A-3 (as such definitions may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110, and two of the members can be considered to be financial experts as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. The financial expert serving on the Audit Committee are Ms. T. Gadzikwa, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management”. Ms. T. Gadzikwa, Mr. G. Wylie, Ms. G. Wildschutt and L. Goldwasser are all independent directors under the applicable rules.

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

ITEM 16B - CODE OF ETHICS

On November 8, 2016 the registrant’s Board of Directors approved in principle, and the Company formally adopted on March 7, 2017, a revised code of business conduct, ethics and anti-bribery policy that applies to the registrant’s directors, CEO, CFO, principal accounting officer or controller, or persons performing similar functions, and all other employees and contractors. The code was further revised and the most recent updated version was adopted on November 6, 2024.

The text of this code is available on the Company’s website: (www.caledoniamining.com/index.php/aboutus/corporate-governance).

The Company has not granted any waiver from the Code of Ethics to the CEO, CFO, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2024.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by our external auditors, BDO South Africa Incorporated, Johannesburg, Gauteng, South Africa (PCAOB ID 1368), unless stated otherwise, for the years indicated:

	(1)(2)2024	(1)(2)2023	(1)(2)2022
Audit fees	429,163	353,152	254,772
Audit – related fees	-	-	-
Tax fees	-	-	-
All other fees	8,999	-	4,172
Total	438,162	353,152	258,944

Notes:

(1)

Prior to the start of the audit process, Caledonia’s Audit Committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommends to the Board of Directors whether to accept the estimated audit fees given by the auditors.

(2)	Represents fees billed by BDO South Africa Incorporated.

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

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the year ended December 31, 2024, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures (the "Share Dealing Code") that govern the purchase, sale, and other dispositions of the Company's securities by directors, senior management, and employees that are designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. The Share Dealing Code is filed hereto as exhibit 11.1.

ITEM 16K – CYBER SECURITY

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-108 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board of Directors include:

Consolidated Statements of Profit or Loss and Other Comprehensive Income

Consolidated Statements of Financial Position

Consolidated Statements of Changes in Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

All the above statements are available on the Company’s website at www.caledoniamining.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

ITEM 19 - EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1- F-108

Exhibit List

Exhibit No.	Name
1.1	Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 4, 2016)
2.1	Description of Registered Securities (incorporated herein by reference as Exhibit 2.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021)
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

4.1	2015 Omnibus Equity Incentive Compensation Plan (revised 2023) (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)
4.2	Employment contracts/executive employment agreements (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 30, 2017)
4.3	Share Subscription Agreements – Blanket Mine (incorporated herein by reference to Exhibit 15.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 4, 2016)
4.4

Addendum to share subscription agreements – FREMIRO, GCSOT, NIEEF, BETS (incorporated herein by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 2, 2018)

4.5	Mining Lease (incorporated herein by reference to Exhibit 4.9 of the registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2020)
4.6	Addendum to Award Agreement dated January 24, 2022 (incorporated herein by reference to Exhibit 4.11 of the registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2022)
4.7

Agreement for the sale and purchase of the share capital of Bilboes Gold; and amendment agreement in relation to the issue of Consideration Shares under the sale and purchase agreement for the share capital of Bilboes Gold Limited (incorporated herein by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

4.8

Deeds of Amendment in respect of a sale and purchase agreement for the sale and purchase of the share capital of Bilboes Gold Limited (incorporated herein by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

4.9	Net Smelter Returns Royalty Deed (incorporated herein by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)
4.10

Share Purchase Agreement between Bulawayo Mining Company Limited and the Company (Motapa) (incorporated herein by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

4.11

Placing Agreement (placing of securities in the Company on AIM and VFEX in March  and April 2023) (incorporated herein by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

4.12	Sale of shares and claims agreement in respect of the sale of Caledonia Mining Services (Private) Limited, the owner of the solar power plant which supplies power to Blanket Mine
4.13	Post-sale amended and restated power purchase agreement between Caledonia Mining Services (Private) Limited and Blanket Mine (1983) (Private) Limited
4.14	April 7, 2023 PUs award agreement example (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)
4.15	April 7, 2023 EPUs award agreement example (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)

4.16	April 8, 2024 PUs award agreement example (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)
4.17	April 8, 2024 EPUs award agreement example (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)
4.18	April 1, 2025 PUs award agreement example
4.19	April 1, 2025 EPUs award agreement example
4.20	April 1, 2025 ERSUs award agreement example
8.1	List of Caledonia Mining Corporation Plc group entities
11.1	Share Dealing Code
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO South Africa Incorporated
15.2

S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe, with an effective date of December 31, 2023 (incorporated herein by reference to Exhibit 15.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)

15.3

S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe, with an effective date of  December 31, 2022 (incorporated herein by reference to Exhibit 15.5 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

15.4

Bilboes Gold Project Technical Report Summary, Initial Assessment, with an effective date May 30, 2024 (incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on December 16, 2024)

15.5	Consent of DRA Projects (Pty) Ltd
15.6	Consent of Craig Harvey
15.7	Consent of Uwe Engelmann
97.1	Incentive Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

CALEDONIA MINING CORPORATION PLC

Date: May 15, 2025	By:	/s/ John Mark Learmonth
Name: John Mark Learmonth
Title: Chief Executive Officer

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196 Private Bag X60500 Houghton, 2041 South Africa

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Caledonia Mining Corporation Plc

St Helier, Jersey Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Caledonia Mining Corporation Plc (the “Company”) as of December 31, 2024, 2023 (restated) and 2022 (restated) the related consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes excluding the information specifically described in the Other Matter – Unaudited information section below (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, 2023 (restated) and 2022 (restated), and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board.

Restatement to Correct Previously Issued Financial Statements

As discussed in Notes 41 and 42 to the consolidated financial statements, the 2023 and 2022 financial statements have been restated to correct a misstatement identified in the accounting interpretation related to the calculation of deferred tax liabilities in respect of Blanket Mine (1983) (Private) Limited.

Other Matter – Unaudited information

The following information (which is labeled “unaudited”) contained in the accompanying financial statements is not a required part of the basic financial statements. Although extracted from previously audited financial statements, not all related note disclosures were presented for this information in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board. Consequently, we do not express any assurances on this information:

●	Consolidated statements of financial position as of December 31, 2021, December 31, 2020 and December 31, 2019;

BDO South Africa Incorporated
Registration number: 1995/002310/21
Practice number: 905526
VAT number: 4910148685

Chief Executive Officer: LD Mokoena

A full list of all company directors is available on www.bdo.co.za

The company’s principal place of business is at The Wanderers Office Park, 52 Corlett Drive, Illovo, Johannesburg where a list of directors’ names is available for inspection. BDO South Africa Incorporated, a South African personal liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

●	Consolidated statements of profit or loss and other comprehensive income, and statements of changes in equity for each of the three years ended December 31, 2021;

●

Information related to prior year error – restatement of quarterly comparative information as contained in note 42, and operating segments information contained in note 39 for each of the three years ended December 31, 2021.

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

We have served as the Company's auditor since year 2018

BDO South Africa Incorporated

Johannesburg

South Africa

May 15, 2025

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Note	2024	2023 Restated*	2022 Restated*	2021 Restated*	2020 Restated*	2019 Restated*
Revenue	7	183,018	146,314	142,082	121,329	100,002	75,826
Royalty		(9,263)	(7,637)	(7,124)	(6,083)	(5,007)	(3,854)
Production costs	8	(80,744)	(82,709)	(62,998)	(53,126)	(43,711)	(36,400)
Depreciation	18	(16,021)	(14,486)	(10,141)	(8,046)	(4,628)	(4,434)
Gross profit		76,990	41,482	61,819	54,074	46,656	31,138
Net foreign exchange (loss) gain	9	(9,722)	(6,772)	(5,677)	(1,031)	(550)	5,580
Administrative expenses	10	(15,658)	(17,429)	(11,941)	(9,091)	(7,997)	(5,637)
Net derivative financial instrument expense	11	(831)	(1,119)	(1,198)	(240)	(266)	(601)
Equity-settled share-based expense	12.2	(1,054)	(640)	(484)	–	–	–
Cash-settled share-based expense	12.1	(201)	(463)	(609)	(477)	(1,413)	(689)
Profit on sale of subsidiary		–	–	–	–	–	5,409
Other expenses	13	(6,940)	(4,367)	(11,782)	(7,136)	(5,315)	(666)
Other income	14	1,090	263	60	46	4,765	2,274
Operating profit		43,674	10,955	30,188	36,145	35,880	36,808
Finance income	15	26	39	17	14	62	146
Finance cost	15	(3,157)	(3,024)	(657)	(375)	(367)	(344)
Profit before tax		40,543	7,970	29,548	35,784	35,575	36,610
Tax expense	16	(17,489)	(12,810)	(14,359)	(13,804)	(12,531)	(10,927)
Profit (loss) for the year		23,054	(4,840)	15,189	21,980	23,044	25,683

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(116)	(622)	(462)	(531)	(173)	49
Reclassification of accumulated exchange differences on the sale of subsidiary		–	–	–	–	–	(2,109)
Total comprehensive income for the year		22,938	(5,462)	14,727	21,449	22,871	23,623

Profit (loss) attributable to:
Owners of the Company		17,899	(7,862)	11,239	17,396	18,859	21,305
Non-controlling interests	28	5,155	3,022	3,950	4,584	4,185	4,378
Profit (loss) for the year		23,054	(4,840)	15,189	21,980	23,044	25,683

Total comprehensive income attributable to:
Owners of the Company		17,783	(8,484)	10,777	16,865	18,686	19,245
Non-controlling interests	28	5,155	3,022	3,950	4,584	4,185	4,378
Total comprehensive income for the year		22,938	(5,462)	14,727	21,449	22,871	23,623

Earnings (loss) per share
Basic earnings (loss) per share ($)	27	0.91	(0.44)	0.85	1.40	1.57	1.94
Diluted earnings (loss) per share ($)	27	0.91	(0.44)	0.85	1.40	1.57	1.94

* Refer to note 41.

# Refer to note 2.2.

The accompanying notes on pages 10 to 108 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “R.I. Jerrard”- Chief Financial Officer

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at	Note	December 31, 2024	December 31, 2023 Restated*	December 31, 2022 Restated*	December 31, 2021 Restated*	December 31, 2020 Restated*	January 1, 2020 Restated*

Assets
Exploration and evaluation assets	17	97,326	94,272	17,579	8,648	6,768	7,139
Property, plant and equipment	18	189,456	179,649	178,983	149,102	126,479	106,512
Deferred tax asset	16	264	153	202	194	87	63
Total non-current assets		287,046	274,074	196,764	157,944	133,334	113,714

Income tax receivable	16	355	1,120	40	101	76	–
Inventories	20	23,768	20,304	18,334	20,812	16,798	11,092
Derivative financial assets	11.1	–	88	440	–	1,184	102
Trade and other receivables	21	12,675	9,952	9,185	7,938	4,962	6,912
Prepayments	22	6,748	2,538	3,693	6,930	1,974	2,350
Cash and cash equivalents	23	4,260	6,708	6,735	17,152	19,092	9,383
Assets held for sale	24	13,512	13,519	–	–	500	–
Total current assets		61,318	54,229	38,427	52,933	44,586	29,839
Total assets		348,364	328,303	235,191	210,877	177,920	143,553

Equity and liabilities
Share capital	25	165,408	165,068	83,471	82,667	74,696	56,065
Reserves	26	138,465	137,819	137,801	137,779	138,310	140,730
Retained loss		(89,996)	(97,143)	(80,529)	(82,793)	(94,122)	(109,094)
Equity attributable to shareholders		213,877	205,744	140,743	137,653	118,884	87,701
Non-controlling interests	28	20,587	18,456	16,946	14,810	12,228	12,298
Total equity		234,464	224,200	157,689	152,463	131,112	99,999

Liabilities
Deferred tax liabilities	16	48,418	46,123	40,893	36,127	31,165	27,847
Provisions	29	9,664	10,985	2,958	3,294	3,567	3,346
Loans and borrowings	30	1,500	–	–	–	–	1,942
Loan note instruments	31	8,313	6,447	–	–	–	–
Cash-settled share-based payment	12.1	411	374	1,029	974	1,934	540
Lease liabilities	19	199	41	181	331	178	–
Total non-current liabilities		68,505	63,970	45,061	40,726	36,844	33,675

Cash-settled share-based payment	12.1	634	920	1,188	2,053	336	–
Income tax payable	16	2,958	10	1,324	1,562	495	163
Lease liabilities	19	95	167	132	134	61	349
Derivative financial liabilities		–	–	–	3,095	–	–
Loans and borrowings	30	1,174	–	–	–	408	529
Loan note instruments	31	855	665	7,104	–	–	–
Trade and other payables	32	26,647	20,503	17,454	9,957	8,664	8,348
Overdrafts	23	12,928	17,740	5,239	887	–	490
Liabilities associated with assets held for sale	24	104	128	–	–	–	–
Total current liabilities		45,395	40,133	32,441	17,688	9,964	9,879
Total liabilities		113,900	104,103	77,502	58,414	46,808	43,554
Total equity and liabilities		348,364	328,303	235,191	210,877	177,920	143,553

* Refer to note 41.

# Refer to note 2.2.

The accompanying notes on pages 10 to 108 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (“NCI”)	Total equity
Balance January 1, 2019*	55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Transactions with owners:
Dividends declared	–	–	–	–	(2,969)	(2,969)	(426)	(3,395)
Share-based payments:
- Equity-settled share-based payment	963	–	–	–	–	963	–	963
Total comprehensive income:
Profit for the year*	–	–	–	–	21,305	21,305	4,378	25,683
Other comprehensive income for the year	–	(2,060)	–	–	–	(2,060)	–	(2,060)
Balance December 31, 2019*	56,065	(8,621)	132,591	16,760	(109,093)	87,702	12,297	99,999
Transactions with owners:
Dividends declared	–	–	–	–	(3,887)	(3,887)	(655)	(4,542)
Share-based payments:
- Share-based payment	216	–	–	–	–	216	–	216
- Options exercised	30	–	–	–	–	30	–	30
Shares issued:							–
- Equity raise (net of transaction cost)	12,538	–	–	–	–	12,538	–	12,538
- Blanket shares purchased from Fremiro	5,847	–	–	(2,247)	–	3,600	(3,600)	–
Total comprehensive income:
Profit for the year*	–	–	–	–	18,859	18,859	4,185	23,044
Other comprehensive income for the year	–	(173)	–	–	–	(173)	–	(173)
Balance at December 31, 2020*	74,696	(8,794)	132,591	14,513	(94,121)	118,885	12,227	131,112

* Unaudited and restated. Refer to note 2.2 and note 41.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (“NCI”)	Total equity
Balance January 1, 2021*#		74,696	(8,794)	132,591	14,513	(94,121)	118,885	12,227	131,112
Transactions with owners:
Dividends declared		–	–	–	–	(6,068)	(6,068)	(2,001)	(8,069)
Share-based payments:
- Options exercised		165	–	–	–	–	165	–	165
- Equity raise (net of transaction cost)		7,806	–	–	–	–	7,806	–	7,806
Total comprehensive income:
Profit for the year*#		–	–	–	–	17,396	17,396	4,584	21,980
Other comprehensive income for the year		–	(531)	–	–	–	(531)	–	(531)
Balance December 31, 2021*#		82,667	(9,325)	132,591	14,513	(82,793)	137,653	14,810	152,463
Transactions with owners:
Dividends declared	35	–	–	–	–	(8,975)	(8,975)	(1,814)	(10,789)
Share-based payments:
Shares issued on settlement of incentive plan awards	12.1	804	–	–	–	–	804	–	804
Equity-settled share-based expense	12.2	–	–	–	484	–	484	–	484
Total comprehensive income:
Profit for the year*#		–	–	–	–	11,239	11,239	3,950	15,189
Other comprehensive income for the year		–	(462)	–	–	–	(462)	–	(462)
Balance December 31, 2022*		83,471	(9,787)	132,591	14,997	(80,529)	140,743	16,946	157,689

* Restated. Refer to note 41.

# Unaudited.  Refer to note 2.2.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (“NCI”)	Total equity
Balance January 1, 2023*		83,471	(9,787)	132,591	14,997	(80,529)	140,743	16,946	157,689
Transactions with owners:
Dividends declared	35	–	–	–	–	(8,752)	(8,752)	(1,512)	(10,264)
Share-based payments:
Shares issued on settlement of incentive plan awards	12.1	351	–	–	–	–	351	–	351
Equity-settled share-based expense	12.2	–	–	–	640	–	640	–	640
Shares issued:
Equity raise (net of transaction cost)	25	15,569	–	–	–	–	15,569	–	15,569
Bilboes acquisition		65,677	–	–	–	–	65,677	–	65,677
Total comprehensive income:
(Loss) profit for the year*		–	–	–	–	(7,862)	(7,862)	3,022	(4,840)
Other comprehensive income for the year		–	(622)	–	–	–	(622)	–	(622)
Balance at December 31, 2023*		165,068	(10,409)	132,591	15,637	(97,143)	205,744	18,456	224,200

* Restated. Refer to note 41.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (“NCI”)	Total equity
Balance December 31, 2023		165,068	(10,409)	132,591	15,637	(97,143)	205,744	18,456	224,200
Transactions with owners:
Dividends declared	35	–	–	–	–	(10,752)	(10,752)	(3,024)	(13,776)
Share-based payments:
Share issued on settlement of incentive plan awards	12	303	–	–	–	–	303	–	303
Equity-settled share-based expense	12.2	–	–	–	762	–	762	–	762
Shares issued:
Options exercised	12.2	37	–	–	–	–	37	–	37
Total comprehensive income:
Profit for the year		–	–	–	–	17,899	17,899	5,155	23,054
Other comprehensive income for the year		–	(116)	–	–	–	(116)	–	(116)
Balance at December 31, 2024		165,408	(10,525)	132,591	16,399	(89,996)	213,877	20,587	234,464
	Note	25	26	26	26			28

The accompanying notes on pages 10 to 108 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	2024	2023	2022

Cash inflow from operations	33	55,438	26,398	49,657
Interest received		26	39	17
Finance costs paid	15	(2,864)	(2,462)	(192)
Tax paid	16	(10,645)	(9,206)	(6,866)
Net cash inflow from operating activities		41,955	14,769	42,616

Cash flows used in investing activities
Acquisition of property, plant and equipment	18	(27,477)	(28,556)	(41,495)
Acquisition of exploration and evaluation assets	17	(3,835)	(1,837)	(2,596)
Proceeds from derivative financial instruments		–	178	–
Acquisition of Put options	11.1	(743)	(946)	(478)
Proceeds from call options		–	–	416
Acquisition of call options		–	–	(176)
Net cash used in investing activities		(32,055)	(31,161)	(44,329)

Cash flows from financing activities
Dividends paid	35	(12,302)	(11,099)	(8,906)
Payment of lease liabilities	19	(182)	(184)	(150)
Shares issued – equity raise (net of transaction cost)	25	–	15,569	–
Proceeds from loans and borrowings	30	3,000	–	–
Repayments of loans and borrowings	30	(326)	–	–
Loan notes - Motapa payment		–	(7,250)	–
Loan notes - solar bond issue receipts (net of transaction cost)	31.1	1,970	6,895	–
Repayment of gold loan		–	–	(3,698)
Proceeds from share options exercised	25	37	–	–
Net cash (used in) / from financing activities		(7,803)	3,931	(12,754)

Net increase / (decrease) in cash and cash equivalents		2,097	(12,461)	(14,467)
Effect of exchange rate fluctuations on cash and cash equivalents		267	(67)	(302)
Net cash and cash equivalents at the beginning of the year		(11,032)	1,496	16,265
Net cash and cash equivalents at the end of the year	23	(8,668)	(11,032)	1,496

The accompanying notes on pages 10 to 108 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2024 and 2023 and January 1, 2023, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2024, 2023 and 2022, disclosure notes, material accounting policies and other explanatory information. The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

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

2	Basis of preparation

2.1	Prior year error

In preparation of the consolidated financial statements for the year ended December 31, 2024, an error was identified in the calculation of the deferred tax liabilities of Blanket. The change impacts the Company’s previously filed consolidated financial statements from December 31, 2019. As presented, the non-cash restatement was corrected in the opening balances from January 1, 2019 in these consolidated financial statements.  The statements of cash flows do not include restated information for the affected periods because the error did not impact any cash flows.

2.2	Audited vs Non-Audited

The consolidated statements of financial position and consolidated statements of profit or loss and other comprehensive income for years ended 2019 - 2021 have been extracted from previously audited financial information, and restated due to the above prior year error, with an audited adjustment.

However, the periods 2019 - 2021 do not contain all the comparative notes (as would otherwise be required by IFRS Accounting Standards – IAS 1), due to the company only disclosing notes that were specifically affected by the restatement. Therefore, these periods are noted as being ‘Unaudited’ as they do not meet all the comparative disclosure requirements.

2.3	Statement of compliance and going concern

The consolidated financial statements have been prepared on a going concern basis, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

2	Basis of preparation (continued)

2.3	Statement of compliance and going concern (continued)

The directors have, at the time of approving these consolidated financial statements, a reasonable expectation that Caledonia has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing these consolidated financial statements.

The consolidated financial statements were approved for issue by the Board of Directors on May 15, 2025.

2.4	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

●	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
●	equity-settled share-based payment arrangements measured at fair value on the grant date; and
●	derivative financial assets and derivative financial liabilities measured at fair value.

2.5	Functional currency

The consolidated financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD” or “US$”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 9 for foreign exchange effects related to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and the Zimbabwe Gold ("ZiG").

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

3.1	Assumptions and estimation uncertainties

3.1.1	Depreciation of property, plant and equipment

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

Other items of property, plant and equipment are depreciated as described in 4.9.3.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

3.1	Assumptions and estimation uncertainties (continued)

3.1.2	Mineral reserves and resources

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

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“Subpart 1300”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-hole intersections where multiple reefs intersect;
•	continuity of mineralisation between drill-hole intersections within recognised reefs; and
•	appropriateness of the planned mining methods.

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

3.1	Assumptions and estimation uncertainties (continued)

3.1.3	Impairment

Non-financial assets

At each reporting date, the Group determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates. Refer to note 4.3 for more information.

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

3.1.4	Share-based payment transactions

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements(continued)

3.1	Assumptions and estimation uncertainties (continued)

3.1.4	Share-based payment transactions (continued)

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

3.1.5	Taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.

In October 2018, the RTGS$ was introduced in Zimbabwe at 1:1 to the USD. It was deemed the only legal tender in Zimbabwe and all liabilities held previously were assumed to be denominated in RTGS$. From January 1, 2019 Blanket Mine was required to implement Public Notice 26 of 2019 - Submission of Income Tax Returns and Payments of QPDs:2019 (“PN26”). Paragraph (a) of PN26 set the exchange rate between the RTGS$ and the USD at 1:1 on day 1 (Subsequently, the RTGS$ devalued to 30,674:1 USD before it was replaced by the ZiG on April 5, 2024 using an exchange rate of ZiG1: RTGS$ 2,499). PN26 (b) stated that “All taxable income is therefore expressed in RTGS$ and tax calculated thereon”. As a result of PN26, taxable income at Blanket Mine was calculated in RTGS$ for the period January 1, 2019 to December 31, 2022. Future tax regime changes required future RTGS$ allowances during this period to be claimed against RTGS$ taxable income.

In 2023, the Zimbabwe Revenue Authority (“ZIMRA”) issued Public Notice 20 (“PN20”). PN20 provided clarity on the interpretation of Section 37AA of the Income Tax Act [Chapter 23:06] of Zimbabwe, which requires taxpayers to submit separate tax returns where any part of the income from trade or investment is earned in foreign currency.

Section 37AA stated that the calculation of taxable income is expressed in the currency of the transaction and that the payment of the tax payable be made in proportion with the currency the revenue is earned in. The section further provides that the RTGS$ should be converted to US$ using the average auction rate of exchange for the year of assessment, with the same applying to US$ amounts that need to be converted to RTGS$.

On April 5, 2024 the RTGS$ was replaced by the ZiG.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements(continued)

3.1	Assumptions and estimation uncertainties (continued)

3.1.5	Taxes (continued)

In 2024, the Finance Act stated that with effect from July 1, 2024, where a company received or accrued more than 50% of the total income in foreign currency, such a company shall account for tax as if half of the income is earned in foreign currency. Management believes they have adequately provided for the probable outcome of tax-related matters; however, the final outcome or future outcomes anticipated in calculating the tax liabilities may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group further makes assumptions and estimates when recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient future taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilised or sufficient estimated future taxable income against which the losses can be utilised.

3.1.6	Blanket Mine's indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine required management to make significant assumptions and estimates which are explained in note 5.

3.1.7	Exploration and evaluation ("E&E") assets

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements(continued)

3.1	Assumptions and estimation uncertainties (continued)

3.1.8	Site restoration provision

A site restoration provision has been calculated for the Blanket Mine and the Bilboes, Maligreen and Motapa projects based on an independent analysis of the rehabilitation costs as performed in 2024. For projects, that gets capitalised to exploration and evaluation projects, the restoration costs are recognised at the current estimated cost of restoration and is undiscounted. Subsequently the costs capitalised are not amortised and the provision is not unwound. For the Blanket Mine the inflationary effect on current restoration costs are applied and then discounted to arrive at the present value of the provision. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Significant changes in estimates of contamination estimates, restoration standards, and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for (refer to note 29).

Also refer to note 29 for how site restoration provisions are estimated for properties in the exploration and evaluation phase.

3.2	Judgements

For judgement applied to:

•	determine functional currency of entities in the Group and the use of the interbank rate of exchange to translate RTGS$ (before April 5, 2024)/ ZiG, refer to note 9,
•	impairments, refer to note 17 and 18.

4	Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. In addition, the accounting policies have been applied consistently by the Group.

4.1	Basis of consolidation

4.1.1	Subsidiaries and structured entities

Subsidiaries and certain structured entities are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.2	Revenue

Revenue comprises the sale of bullion.

Revenue is measured based on the consideration specified in a contract with the customer. Revenue is recognised when bullion is transferred to the customer and the sales price is fixed. It is at this point that the customer obtains control of the bullion and recovery of the consideration is probable.

In accordance with the requirements of the Zimbabwe Government, all gold must be delivered to Fidelity Gold Refinery (Private) Limited (Fidelity), a subsidiary of the Reserve Bank of Zimbabwe, for initial in-country refining.

4.2.1	Blanket

In accordance with the requirements of the Zimbabwe Government, 25% of the gold had to be sold to Fidelity and 75% may have been exported under the gold dealing licence held by Fidelity and proceeds were received 75% in USD and 25% in RTGS$ before April 5, 2024 and from April 5, 2024 in ZiG.

On February 6, 2025, the RBZ issued a Monetary Policy Statement which, inter alia, included a provision that with immediate effect exporters such as Blanket are required to “surrender” 30% of their export proceeds in return for ZiG. This means the arrangement outlined above has changed such that Blanket exports 70% of its gold production and sells the remaining 30% to Fidelity for ZiG.

A portion of unrefined metals produced by Blanket is exported by Caledonia to Al Etihad Gold FZCO (“AEG”, an accredited Dubai Good Delivery refinery) and Stonex Financial Limited, which make payment to Caledonia's bank account in Zimbabwe in USD.

4.2.2	Bilboes

Revenue from the sale of precious metals at Bilboes is recognised when the unrefined metal is accepted at the refinery (“Local lodgment date”) by Fidelity. Control is transferred and the receipt of proceeds is substantially assured at point of delivery to the refiner. Bilboes revenue during the year was recognised from sales to Fidelity as a “small-scale producer” measured at the previous day’s 6pm London Bullion Market Association price less a 5% discount. The revenue was received 100% in USD and settlement occurs immediately after the bullion is delivered.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.3	Impairment

4.3.1	Expected credit losses on financial assets

The Group applies the IFRS 9 simplified model and recognises lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed individually as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward-looking macroeconomic factors, i.e. (interest rate, country risk, and risk-free rate) affecting the customer’s ability to settle the amount outstanding. The Group considers a trade receivable to be in default when the amount is 90 days past due from export- or local lodgement date. Failure to make payments within 90 days from the lodgement date and failure to engage with the Group on alternative payment arrangements, amongst others, are considered indicators of no reasonable expectation of recovery. Trade and other receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery.

4.3.2	Non-financial assets

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

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Refer to note 18 for impaired property, plant and equipment.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.3	Impairment (continued)

4.3.3	Impairment of Explorations and evaluation ("E&E") assets

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

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.

•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned in future.

•	The entity has not discovered resources with economic potential and as a result has decided to discontinue such activities in the specific area.

•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

4.4	Share-based payment transactions

4.4.1	Equity-settled share-based payments

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.4	Share-based payment transactions (continued)

4.4.2	Cash-settled share-based payments to employees and directors

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

4.5	Foreign currency

4.5.1	Foreign operations

As stated in note 2.5 the presentation currency of the Group is the US Dollars. The functional currency of the Company and all its subsidiaries is the US Dollars except for the South African subsidiary that uses the South African Rand (“ZAR”) as its functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.5	Foreign currency (continued)

4.5.2	Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the functional currency (foreign currencies) of these Group entities are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the spot foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

In applying IAS 21, management determined that the US Dollars remained the primary currency in which the Group’s Zimbabwean entities operate, as:

•	the majority of revenue is received in US Dollars;
•	the gold price receivable was calculated in US Dollars;
•	the majority of costs are calculated by reference to the US Dollars if denominated in RTGS$ (before April 5, 2024)/ ZiG or is paid in US Dollars; and
•	Income tax liabilities calculated in RTGS$ (before April 5, 2024)/ ZiG are settled predominantly in US Dollars.

The application of IAS 21, the advent of Statutory Instrument 142 (issued by Zimbabwean Government) and the devaluation of the RTGS$ (before April 5, 2024)/ ZiG against the US Dollars had an impact on the US Dollars value of RTGS$ (before April 5, 2024)/ ZiG denominated monetary assets and liabilities such as income and deferred tax liabilities, loans and borrowings, trade and other payables and to a lesser extent monetary asset such as cash held in RTGS$ (before April 5, 2024)/ ZiG.

Refer to note 9 for more information.

4.6	Finance income and finance cost

Finance income comprises interest income on funds invested. Finance income is recognised as it accrues in profit or loss, using the effective interest method. Finance cost comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on leases, loans and borrowings, loan notes and also includes commitment costs on overdraft facilities. Finance cost is recognised in profit or loss using the effective interest rate method.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.7	Taxes

4.7.1	Income tax

Tax expense comprises current and deferred tax. These expenses are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

4.7.2	Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax includes withholding tax on management fees and dividends paid between companies within the Group.

4.7.3	Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. The tax and exchange rates applied are based on the laws that have been enacted, substantively enacted or the interbank exchange rates that prevail at the reporting date.

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

4.8	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 27) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.9	Property, plant and equipment

4.9.1	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, borrowing costs on qualifying assets, the costs of dismantling and removing the items and restoring the site on which they are located. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss. Refer to note 4.3.2 for the impairment of non-financial assets.

4.9.2	Subsequent costs

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

4.9.3	Depreciation

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless i
ndicated otherwise)

4	Material accounting policies (continued)

4.9	Property, plant and equipment (continued)

4.9.3	Depreciation

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

These factors include:

•	changes in mineral reserves and resources;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at mine sites; and
•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

The estimated useful lives for 2024, 2023 and 2022 are as follows:

•	buildings 10 to 15 years;
•	plant and equipment 5 to 10 years;
•	fixtures and fittings including computers 3 to 10 years;
•	motor vehicles 4 years;
•	right of use assets 3 to 6 years (determined by lease term); and
•	mine development, infrastructure and other assets in production, units-of-production method.

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.10	Exploration and evaluation assets

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

Once the technical feasibility and commercial viability of extracting the mineral resource have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised, at their initial cost, until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment and before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified.

Exploration and evaluation assets are not depreciated.

4.11	Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle. It includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Gold in process is measured at the lower of cost and net realisable value. The cost of gold in process includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price of gold in the ordinary course of business, less the estimated costs of completion and selling expenses.

4.12	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.13	Assets and liabilities associated with assets held for sale

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

Once classified as held for sale property, plant and equipment are no longer depreciated.

4.14	Financial instruments

4.14.1	Financial assets

The Group had the following financial assets:

Financial assets at amortised cost

Financial assets at amortised cost comprise trade receivables. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method, less any impairment losses. A trade receivable without a significant financing component is initially measured at the transaction price. Refer to note 4.3.1 for the impairment of receivables.

Fair value through profit or loss

This category comprises the Gold ETF, gold hedge and Put options. These instruments are carried at fair value with changes in fair value recognised in profit or loss as fair value losses on derivative financial instruments. Transaction costs are recognised in profit or loss immediately when incurred. The Group does not have any assets held for trading nor does it voluntarily classify any financial assets as being at fair value through profit or loss. Estimations made and further information is referred to in note 11.

4.14.2	Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit or loss

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. This category comprises the Gold ETF, gold hedge and Put options.. Estimations made and further information is in note 11. All changes in the fair value of derivative instruments are accounted for in profit or loss and all proceeds and acquisitions are classified under investing activities in the consolidated cash flow statement.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.14	Financial instruments (continued)

4.14.2	Financial liabilities (continued)

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

4.15	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

4.16	Provisions

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

4.17	Site restoration

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.17	Site restoration (continued)

The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, new acquisitions, major events, effects of inflation and assumptions regarding the amount and timing of the future expenditures. Every three years the restoration liability is reviewed and calculated by an independent expert unless a material event occurs that requires an earlier review. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. The periodic unwinding of the discount shall be recognised in the profit or loss as a finance costs.

4.18	Employee benefits

4.18.1	Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid, in respect of salaries, annual leave, bonuses and severance packages, if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

4.18.2	Defined contribution plans

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.19	Standards issued but not yet effective

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/ Interpretation			Effective date and expected adoption date*
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities.

These amendments:

January 1, 2026
	●	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

	●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;

	●	add new disclosures for certain instruments with contractual terms that can change cashflows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

	●	update the disclosures for equity instruments designated at fair value through other comprehensive income.

The Group has completed its assessment of the impact of the above standards and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.19	Standards issued but not yet effective (continued)

Standard/ Interpretation				Effective date and expected adoption date*
Annual improvements to IFRS Accounting Standards - Volume 11

On July 18, 2024 the International Accounting Standards Board (IASB) issued the Annual Improvements to IFRS Accounting Standards-Volume 11.

The IASB's annual improvements are limited to amendments that either clarify the wording of an IFRS standard or correct relatively minor unintended consequences, oversights or conflicts between requirements in the standards.

The amendments contained in the Annual Improvements relate to:

January 1, 2026
	●	IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a First-time Adopter

	●	IFRS 7 Financial Instruments: Disclosures:

		o	Gain or loss on derecognition

		o	Disclosure of differences between the fair value and the transaction price

		o	Disclosures on credit risk

IFRS 9 Financial Instruments:

		o	Derecognition of lease liabilities

		o	Transaction price

	●	IFRS 10 Consolidated Financial Statements - Determination of a ‘de facto agent’

	●	IAS 7 Statement of Cash Flows - Cost Method.

The Group is still in the process of assessing the impact of the above standards.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

4.19	Standards issued but not yet effective (continued)

Standard/ Interpretation			Effective date and expected adoption date*
IFRS 18 - Presentation and Disclosure in Financial Statements	IFRS 18 will replace IAS 1 Presentation of Financial Statements. The new standard introduces the following key new requirements.		January 1, 2027

	●	Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.

	●	Management-defined performance measures (“MPMs”) are disclosed in a single note in the financial statements.

	●	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosure required for MPMs.

* Annual periods ending on or after.

New standards, amendments to standards and interpretations adopted from January 1, 2024 had no significant effect on the Group’s accounting policies.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Zimbabwean Government pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of US$30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

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
For the years ended December 31, 2024, 2023 and 2022
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
(b)	20% of the 15.0% shareholding of Fremiro; and
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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

USD	Shareholding	Effective interest & NCI recognised	NCI subject to facilitation loan	Balance of facilitation loan[3]
				December 31, 2024	December 31, 2023
NIEEF	16%	3.2%	12.8%	6,723	8,489
Community Trust	10%	10.0%	–%	–	–
BETS[1,2]	10%	–%	–%	3,535	4,908
	36%	13.2%	12.8%	10,258	13,397

1 The shares held by BETS are effectively treated as treasury shares.

2 Accounted for under IAS19 Employee Benefits.

3 Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2024	2023
Balance at January 1	13,397	15,026
Interest incurred	637	259
Dividends used to repay loan	(3,776)	(1,888)
Balance at December 31	10,258	13,397

6	Capital management

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

	2024	*2023
Total equity	234,464	224,200

* Restated, refer to note 41.

The Group’s primary objective regarding its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, provide returns for shareholders, accommodate any rehabilitation provisions and pursue growth opportunities that Management has assessed as adequate. It assesses its short term needs and funds these by available cash, overdrafts and short to medium term loans. Capital requirements for future project are evaluated on a case-by-case basis. As at December 31, 2024, there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

7	Revenue

	Blanket			Bilboes*		Total
	2024	2023	2022	2024	2023	2024	2023	2022

Revenue	179,368	140,615	142,082	3,650	5,699	183,018	146,314	142,082
Revenue - silver sales	132	114	116	–	4	132	118	116
Revenue - gold sales	179,236	140,501	141,966	3,650	5,695	182,886	146,196	141,966

Total ounces gold sold	76,271	73,482	80,094	1,646	3,050	77,917	76,532	80,094
Net work in progress (oz)	385	1,934	681	–	–	385	1,934	681
Gold produced (oz)	76,656	75,416	80,775	1,646	3,050	78,302	78,466	80,775

Realised gold price ($/oz)	2,350	1,912	1,772	2,218	1,867	2,347	1,910	1,772

*	Bilboes Holdings was acquired on January 6, 2023. No production for 2022.
&	Bilboes Holdings does not have this information for 2024 as the current production method does not have all these statistics.

8	Production costs

	2024	2023	2022
Blanket Mine	77,358	69,591	62,998
Salaries and wages	30,042	25,042	23,037
Consumable materials	23,653	24,087	23,601
Consumable materials – COVID-19	–	–	311
Electricity costs	14,870	13,496	9,634
Safety	1,112	1,155	998
Share-based expense (note 12)	412	637	853
On mine administration	4,648	2,783	2,736
Security	1,528	1,020	1,093
Solar operations and maintenance services	595	647	–
Write down of inventory (note 20)	312	283	563
Pre-feasibility exploration costs	186	441	172

Bilboes	3,386	13,118	–
Salaries and wages	1,276	2,796	–
Consumable materials	784	8,402	–
Electricity costs	451	553	–
Share-based expense (note 12)	22	23	–
On mine administration	853	1,344	–
	80,744	82,709	62,998

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

9	Net foreign exchange loss

The 2024 Monetary Policy Statement issued by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) on April 5, 2024 replaced the RTGS$ with a new currency that co-circulates with other foreign currencies in the Zimbabwean economy, named Zimbabwe Gold (“ZiG”). The ZiG was introduced at a rate of ZiG13.56:USD1 on April 5, 2024 and all RTGS$ balances were converted from RTGS$ to ZiG using an exchange rate of ZiG1:RTGS$2,499.

The official exchange rate of the ZiG weakened from ZiG13.99:USD1 to ZiG24.88:USD1 at September 30, 2024 and ZiG25.80:USD1 at December 31, 2024 resulting in significant foreign exchange losses on the ZiG-denominated VAT and Bullion sales receivables as indicated in the table below in the first nine months of 2024.

The retention threshold on gold receipts in 2024 was 75% in US Dollars and the balance in ZiG. The retention threshold was revised downwards to 70% in US Dollars effective February 6, 2025. The table below illustrates the effect the weakening of the ZiG, RTGS$ and other foreign currencies had on the consolidated statement of profit or loss.

	2024				2023			2022
	ZiG	RTGS$	Other	Total	RTGS$	Other	Total	RTGS$	Other	Total
Unrealised foreign exchange (losses) gains	(1,706)	–	23	(1,683)	#(614)	609	#(5)	#2,645	3	#2,648
Taxation and VAT	(1,363)	–	–	(1,363)	#(554)	–	#(554)	#3,147	–	#3,147
Other	(343)	–	23	(320)	(60)	609	549	(502)	3	(499)

Realised foreign exchange (losses) gains	(1,217)	(6,792)	(30)	(8,039)	(6,740)	(27)	(6,767)	(8,332)	7	(8,325)
Bullion sales receivable	(373)	(1,437)	–	(1,810)	(2,554)	–	(2,554)	(405)	–	(405)
Cash and cash equivalents	(152)	*(3,006)	(30)	(3,188)	(1,509)	27	(1,482)	(1,912)	7	(1,905)
Taxation, VAT and other receivables	(1,040)	(3,490)	–	(4,530)	(3,803)	(54)	(3,857)	(8,582)	–	(8,582)
Trade and other payables	348	1,141	–	1,489	1,126	–	1,126	2,567	–	2,567

Net foreign exchange (loss) gain	(2,923)	(6,792)	(7)	(9,722)	#(7,354)	582	#(6,772)	#(5,687)	10	#(5,677)

* Losses incurred due to cash held by way of Letter of credit ("LC") denominated in RTGS$. Delays in conversion of the LC resulted in a devaluation of the asset when the RTGS$ devaluated.

# Restated, refer to note 41.

Refer to note 34.3.1 for the sensitivity analysis on the currency risk.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

9	Net foreign exchange loss (continued)

	2021			2020			2019
	RTGS$	Other	Total	RTGS$	Other	Total	RTGS$	Other	Total
Unrealised foreign exchange (losses) gains	*506	34	*540	*3,670	(158)	*3,512	*6,761	569	*7,330
Taxation and VAT	*671	–	*671	*2,440	–	*2,440	*3,463	–	*3,463
Other	(165)	34	(131)	1,230	(158)	1,072	3,298	569	3,867

Realised foreign exchange (losses) gains	(1,539)	(32)	(1,571)	(3,906)	(156)	(4,062)	(1,751)	1	(1,750)
Bullion sales receivable	–	–	–	(166)	–	(166)	(501)	–	(501)
Cash and cash equivalents	13	(32)	(19)	(2,126)	(156)	(2,282)	(2,603)	1	(2,602)
Taxation, VAT and other receivables	(940)	–	(940)	(2,260)	–	(2,260)	(3,292)	–	(3,292)
Trade and other payables	(612)	–	(612)	646	–	646	4,645	–	4,645

Net foreign exchange (loss) gain	*(1,033)	2	*(1,031)	*(236)	(314)	*(550)	*5,010	570	*5,580

* Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

10	Administrative expenses

	2024	2023	2022
Investor relations	743	576	663
Audit fee	566	396	294
Advisory services fees	2,547	4,406	1,459
Listing fees	630	749	512
Directors fees – Company	675	571	569
Directors fees – Blanket	83	61	56
Employee costs	8,029	6,734	5,855
Employee costs – settlements group	115	1,784	–
Other office administration cost	334	445	468
Information technology and communication cost – Group related	249	241	391
Management liability insurance	907	897	985
Travel costs	780	569	689
	15,658	17,429	11,941

11	Derivative financial instruments

The fair value of derivative financial instruments (Gold loan) not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where available and were classified as level 2 in the fair value hierarchy. The fair value of derivative financial instruments traded in an active market were classified as level 1 in the fair value hierarchy. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statements of profit or loss and other comprehensive income. Transaction costs are recognised in profit or loss as incurred.

Derivative financial instrument expenses		2024	2023	2022
Put options	11.1.1	831	1,097	38
Gold purchase options		–	22	–
Gold loan		–	–	(228)
Call options (December 13, 2021)		–	–	(240)
Cap and collar options and Call options		–	–	832
Call options transaction costs (March 9, 2022)		–	–	796
Gold exchange-traded fund ("Gold ETF")		–	–	–
Net derivative financial instrument expense		831	1,119	1,198

Cash flows arising from investing activities		2024	2023	2022
Acquisition of Put options	11.1.1	(743)	(946)	(478)
Proceeds from derivative financial liabilities – Gold purchase options		–	178	–
Call options (March 9, 2022) acquisition		–	–	(176)
Call options (March 9, 2022) proceeds		–	–	416
		(743)	(768)	(238)

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

11	Derivative financial instruments (continued)

Cash flows arising from financing activities	2024	2023	2022
Gold loan repayment	–	–	(3,698)
	–	–	(3,698)

11.1	Derivative financial assets

		2024	2023
Put options	11.1.1	–	88
		–	88

11.1.1	Put options

From December 2022 to December 31, 2024 the Company had the following put options to hedge gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 22, 2022	16,672 oz	$1,750	December 2022 to May 2023
May 22, 2023	28,000 oz	$1,900	June to December 2023
December 19, 2023	12,000 oz	$1,950	January to March 2024
March 7, 2024	12,000 oz	$2,050	April to June 2024
April 10, 2024	12,000 oz	$2,100	July to September 2024
October 4, 2024	12,000 oz	$2,600	October to December 2024

On September 29, 2023 and October 6, 2023 the Company purchased two gold purchase options of 1,000 ounces each at a market price of $1,875 and $1,841 per ounce.

During February, 2025 the Company purchased Asian put options to hedge 43,439 ounces of gold, spread according to our planned production profile, over a period of eleven months from February to December 2025 at a strike price of $2,600.

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money" put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. These arrangements carry no further financial obligations, such as margin calls.

All put options were classified as level 1 in the fair value hierarchy.

12	Share-based payments

12.1	Cash-settled share-based payments

12.1.1	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)

12.1.1	Restricted Share Units and Performance Units (continued)

PUs have a performance condition, determined on their grant date, based on metrics, such as, gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of one to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

PUs have rights to dividends only after they have vested.

PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 28% - 110% probability that the performance conditions will be met and therefore a 28% - 110% (2023: 93-100%) average performance multiplier was used in calculating the estimated liability.

The liability as at December 31, 2024 amounted to $1,045 ( December 31, 2023: $1,294). Included in the liability as at December 31, 2024 is an amount of $324 (2023: $660 2022: $853) that was expensed and classified as production costs; refer to note 8.

The cash-settled share-based expense for PUs for the period amounted to $201 (2023: $463, 2022: $609). During the period PUs to the value of $83 were settled in share capital (net of employee tax) (2023: $351, 2022: $804) with the employee tax portion recognised in profit or loss.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	December 31, 2024	December 31, 2023
	PUs	PUs
Risk free rate	4.55%	3.88%
Fair value (USD)	9.41	12.20
Share price (USD)	9.41	12.20
Performance multiplier percentage	28% - 110%	93-100%
Volatility	0.77	0.90
January exercise price – 2020 awards (USD)	–	13.10
January exercise price – 2021 awards (USD)	11.89	13.10
January exercise price – 2022 awards (USD)	11.89	13.10
April exercise price – 2023 awards (USD)	10.87	–

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)

12.1.1	Restricted Share Units and Performance Units (continued)

	December 31, 2024	December 31, 2023
Share units granted:	PUs	PUs
Grant - January 11, 2021	35,341	56,244
Grant - May 14, 2021	482	964
Grant - June 1, 2021	375	1,310
Grant - June 14, 2021	199	398
Grant - September 6, 2021	229	458
Grant - September 20, 2021	230	460
Grant - October 1, 2021	508	1,016
Grant - October 11, 2021	225	450
Grant - November 12, 2021	923	1,846
Grant - December 1, 2021	225	900
Grant - January 11, 2022	41,381	75,198
Grant - January 12, 2022	556	825
Grant - May 13, 2022	1,894	2,040
Grant - June 1, 2022	–	1,297
Grant - July 1, 2022	1,899	2,375
Grant - October 1, 2022	1,800	2,024
Grant - April 7, 2023	73,462	79,521
Grant - May 15, 2023	–	581
Grant - June 1, 2023	617	617
Grant - June 7, 2023	572	572
Grant - August 10, 2023	5,514	5,514
Grant - September 1, 2023	1,617	1,617
Grant - October 3, 2023	14,258	14,258
Grant - April 8, 2024	169,141	–
Grant - June 10, 2024	1,406	–
Grant - June 17, 2024	1,155	–
Grant - July 1, 2024	1,461	–
Grant - August 12, 2024	1,554	–
RSU dividends reinvested	–	–
Settlements/ terminations	(110,235)	(68,171)
Total awards outstanding	246,789	182,314

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.2	Restricted Share Units and Performance Units (continued)

12.2.1	EPUs

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition, determined on their grant date, based on gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 42% - 105% probability that the performance conditions will be met and therefore a 42% - 105% (2023: 100%) performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at December 31, 2024 amounted to $652 (2023: $640, 2022: $417). An amount of $110 (2023: $Nil; 2022: $Nil) was expensed and classified as production costs; refer to note 8.

The following assumptions were used in estimating the fair value of the equity-settled share-based payment on:

Grant date	January 24, 2022	April 7, 2023	April 8, 2024	May 13, 2024
Number of units – remaining at reporting date	113,693	80,773	125,433	13,140
Share price (USD) - grant date	11.50	16.91	10.91	10.01
Fair value (USD) - grant date	10.15	15.33	9.53	10.02
Performance multiplier percentage at grant date	100%	100%	100%	100%
Performance multiplier percentage at December 31, 2024	105%	42%	97%	97%

12.2.2	Equity Restricted Share Units

RSUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“ERSUs”) vest on the date as specified in the ERSUs agreement given that the service conditions of the relevant employees have been fulfilled. The value of the vested ERSUs is the number of ERSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

ERSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional ERSUs at the then applicable share price. The fair value of the RSUs at the grant date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.2	Restricted Share Units and Performance Units (continued)

12.2.2	Equity Restricted Share Units (continued)

The following assumptions were used in estimating the fair value of the equity-settled share-based payment that are in issue on:

Grant date	May 13, 2024
Vesting date	September 30, 2024
Number of units granted	26,404
Share price (USD) - grant date	10.01
Fair value (USD) - grant date	10.02
Performance multiplier percentage at grant date	100%

The equity-settled share-based expense for ERSUs as at December 31, 2024 amounted to $402 (2023: $Nil; 2022: $Nil). During the year ERSUs to the value of $220 were settled in share capital (net of employee tax) with the employee tax portion recognised in profit or loss.

12.2.3	Share option programs

The maximum term of the options under the OEICP is ten years. Equity-settled share-based payments under the OEICP will be settled by physical delivery of shares. Under the OEICP the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company. At December 31, 2024 the Company had 10,000 (2023: 20,000) options outstanding granted to the employees of 3PPB Plc (providing US investor relations services to Caledonia), P Chidley and P Durham in equal units each.

The fair value of share-based payments noted above was estimated using the Black-Scholes valuation model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value

The equity-settled share-based expense relating to grants amounted to $Nil (2023: $Nil, 2022: $67). Options to the value of $37 were exercised during the year.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

13	Other expenses

	2024	2023	2022
Intermediated Money Transaction Tax*	1,387	1,266	1,378
Community and social responsibility cost	1,326	1,504	898
Impairment of property, plant and equipment (note 18)	1,711	877	8,209
Impairment of exploration and evaluation assets	–	–	467
Impairment Solar - VAT and duty receivables	–	720	–
Impairment Solar - replacement part (note 24)	385	–	–
Bilboes pre-acquisition cost	–	–	830
Retirement benefits @	2,099	–	–
Loss on sale of property, plant and equipment	32	–	–
	6,940	4,367	11,782

*	Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means, and charged at 2% per transaction in Zimbabwe.

@

Caledonia awarded discretionary payments to selected employees at Blanket Mine and Bilboes over 60 years of age as retirement amounting to $2.1 million (excluding Share-based payment awards granted that remained unaffected). Group related retirements were classified as administrative expenses.

14	Other income

	2024	2023	2022
Reversal of interest and penalties	656	–	–
Eersteling sale receipts	200	–	–
Other	234	263	60
	1,090	263	60

15	Finance income and finance cost

	2024	2023	2022
Finance income received - Bank	26	39	17

Unwinding of rehabilitation provision - Blanket (note 29)	197	109	132
Finance cost - Leases (note 19)	10	22	31
Zimbabwe Electricity Supply Authority interest	–	68	–
Finance cost – Overdrafts	1,811	1,657	192
Finance cost - Motapa loan notes payable	–	619	302
Finance cost - Solar loan notes payable (note 31)	846	549	–
Finance cost – Loans and borrowings (note 30)	293	–	–
Total finance cost	3,157	3,024	657

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

15	Finance income and finance cost (continued)

Finance cost paid	2024	2023	2022
Finance cost	3,157	3,024	657
Non cash - loan note interest (note 31)	(86)	(363)	(302)
Non cash - Unwinding of rehabilitation provision (note 29)	(197)	(109)	(132)
Non cash - Trade payables	–	(68)	–
Non cash - Finance cost on leases (note 19)	(10)	(22)	(31)
	2,864	2,462	192

16	Tax expense

Tax recognised in profit or loss	2024	2023	2022	2021	2020	2019

Current tax	15,310	7,642	9,932	9,051	9,492	7,311
Income tax - current year	14,382	4,821	8,707	8,769	8,969	6,802
Income tax - change in tax estimate	–	1,944	(46)	(168)	(54)	29
Withholding tax - current year	928	867	1,271	450	577	480
Acquisition of Bilboes Gold tax liability	–	10	–	–	–	–

Deferred tax expense	2,179	5,168	*4,427	*4,753	*3,039	*3,616
Origination and reversal of temporary differences	2,179	5,168	*4,427	*4,753	*3,039	*3,616

Tax expense – recognised in profit or loss	17,489	12,810	*14,359	*13,804	*12,531	*10,927

Tax recognised in other comprehensive income
Income tax - current year	–	–	–	–	–	–

Tax expense	17,489	12,810	*14,359	*13,804	*12,531	*10,927

* Restated, refer to note 41.

Unrecognised deferred tax assets	2024	2023	2022	2021	2020	2019

Bilboes Holdings (Private) Limited	4,428	*4,447	–	–	–	–
Caledonia Holdings Zimbabwe (Private) Limited – mining	2,942	2,942	–	–	–	–
Caledonia Holdings Zimbabwe (Private) Limited - services	3,438	1,805	1,805	1,800	593	421
Blanket Employee Trust Services (Private) Limited	330	260	227	–	–	–
Caledonia Mining Services (Private) Limited	–	–	69	–	–	–
Greenstone Management Services (Pty) Ltd (UK)@	359	144	176	516	376	276
Tax losses carried forward	11,497	9,598	2,277	2,316	969	697

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Tax paid	2024	2023	2022	2021	2020	2019

Net income tax receivable/ (payable) at January 1	1,110	(1,284)	(1,461)	(419)	(163)	(1,538)
Current tax expense	(15,310)	(7,642)	(9,932)	(9,051)	(9,492)	(7,310)
Acquisition of Bilboes Gold tax liability	–	(10)	–	–	–	–
VAT allocated against income tax	1,112	–	–	–	–	–
Foreign currency movement	(160)	840	3,243	583	2,580	3,168
Tax paid	10,645	9,206	6,866	7,426	6,656	5,517
Net income tax (payable)/ receivable at December 31	(2,603)	1,110	(1,284)	(1,461)	(419)	(163)

Reconciliation of tax rate	2024	(3)2023	(3)2022	(3)2021	(3)2020	(3)2019
Profit (loss) for the year	23,054	(4,840)	15,189	21,980	23,044	25,683
Total tax expense	17,489	12,810	14,359	13,804	12,531	10,927
Profit before tax	40,543	7,970	29,548	35,784	35,575	36,610

Income tax at Company's domestic tax rate (1)	–	–	–	–	–	–
Tax rate differences in foreign jurisdictions (2)	13,626	5,808	12,600	11,847	12,405	16,232
Effect of income tax calculated in RTGS$ as required by PN26	–	–	713	590	2,004	(8,526)
Management fee – withholding tax on deemed dividend portion	313	398	247	342	209	224
Management fee – non-deductible deemed dividend	615	675	735	611	570	652
Management fee – withholding tax - current year	139	169	174	148	123	129
Withholding tax on intercompany dividends	476	300	850	–	245	128
Non-deductible expenditure
- Royalty expenses	–	–	–	–	–	933
- Donations	289	318	269	311	107	18
- Other non-deductible expenditure and income	(257)	37	1,613	(170)	177	21
Unrealised foreign exchange gains (loss)	245	(642)	(3,733)	(1,053)	(2,642)	637
Credit export incentive income exemption	–	–	–	–	(598)	(124)
Change in income tax rate	–	–	–	–	(287)	–
Change in tax estimates
- Zimbabwean income tax	–	1,891	–	(166)	–	29
- South African income tax	–	53	(46)	(2)	(54)	63
Change in unrecognised tax losses	2,043	3,803	937	1,346	272	511
Tax expense - recognised in profit or loss	17,489	12,810	14,359	13,804	12,531	10,927

(1)	The tax rate in Jersey, Channel Islands is 0% (2023: 0%, 2022:0%).
(2)

The effective tax rate of 43.14% (2023: 160.73%, 2022: 48.60%) exceeds the statutory tax rates of subsidiaries of the Company, as certain expenditures are incurred by the Company that are not tax-deductible against taxable income in Zimbabwe, South Africa, United Kingdom and Jersey, Channel Islands.

(3)	Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2024	(2)2023	2024	(2)2023	2024	(2)2023
Property, plant and equipment	–	–	(49,037)	(46,570)	(49,037)	(46,570)
Exploration and evaluation assets	–	–	(159)	(146)	(159)	(146)
Inventories – obsolete stock	418	365	–	–	418	365
Prepayments	–	–	(9)	(9)	(9)	(9)
Trade and other payables	296	91	–	–	296	91
Provisions	295	233	–	–	295	233
Other	42	66	–	–	42	66
Tax assets/ (liabilities)	1,051	755	(49,205)	(46,725)	(48,154)	(45,970)
					(1)	(1)

(1)

The net deferred tax liability consists of a deferred tax asset of $264 (2023: $153) from the South African operation and a net deferred tax liability of $48,418 (2023: $46,123) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset. The amounts are presented as part of non-current assets and non-current liabilities in the statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

(2)	Restated, refer to note 41.

	Assets		Liabilities		Net
	(2)2022	(2)2021	(2)2022	(2)2021	(2)2022	(2)2021
Property, plant and equipment	–	–	(41,810)	(37,265)	(41,810)	(37,265)
Exploration and evaluation assets	–	–	(2)	(47)	(2)	(47)
Inventories – obsolete stock	64	2	–	–	64	2
Prepayments	–	–	(5)	(10)	(5)	(10)
Unrealised foreign exchange	733	498	–	–	733	498
Trade and other payables	712	1,106	–	–	712	1,106
Provisions	–	–	(383)	(217)	(383)	(217)
Tax assets/ (liabilities)	1,509	1,606	(42,200)	(37,539)	(40,691)	(35,933)

(2) Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

	Assets		Liabilities		Net
	(2)2020	(2)2019	(2)2020	(2)2019	(2)2020	(2)2019
Property, plant and equipment	–	–	(32,161)	(28,698)	(32,161)	(28,698)
Exploration and evaluation assets	–	–	(29)	(78)	(29)	(78)
Inventories – obsolete stock	12	21	–	–	12	21
Prepayments	–	–	(3)	(4)	(3)	(4)
Unrealised foreign exchange	529	309	–	–	529	309
Trade and other payables	751	842	–	–	751	842
Cash-settled share-based payments	8	5	–	–	8	5
Provisions	–	–	(200)	(181)	(200)	(181)
Other	15	–	–	–	15	–
Tax assets/ (liabilities)	1,315	1,177	(32,393)	(28,961)	(31,078)	(27,784)

(2) Restated, refer to note 41.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2024	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2024
Property, plant and equipment	(46,570)	(2,468)	1	(49,037)
Exploration and evaluation assets	(146)	(13)	–	(159)
Inventories – obsolete stock	365	53	–	418
Prepayments	(9)	–	–	(9)
Trade and other payables	91	211	(6)	296
Provisions	233	62	–	295
Other	66	(24)	–	42
Tax (liabilities)/ assets	(45,970)	(2,179)	(5)	(48,154)

	*Balance January 1, 2023	*Recognised in profit or loss	*Foreign exchange movement	*Balance December 31, 2023
Property, plant and equipment	(41,810)	(5,332)	572	(46,570)
Exploration and evaluation assets	(2)	–	(144)	(146)
Inventories - obsolete stock	64	49	252	365
Prepayments	(5)	(5)	1	(9)
Unrealised foreign exchange	733	–	(733)	–
Trade and other payables	712	(44)	(577)	91
Provisions	(383)	98	518	233
Other	–	66	–	66
Tax (liabilities)/ assets	(40,691)	(5,168)	(111)	(45,970)

* Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Movement in recognised deferred tax assets and liabilities (continued)

	Balance January 1, 2022	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2022
Property, plant and equipment	(37,265)	(4,221)	(324)	(41,810)
Exploration and evaluation assets	(47)	45	–	(2)
Inventories – obsolete stock	2	54	8	64
Prepayments	(10)	4	1	(5)
Unrealised foreign exchange	498	235	–	733
Trade and other payables	1,106	(378)	(16)	712
Provisions	(217)	(166)	–	(383)
Tax (liabilities)/ assets	(35,933)	(4,427)	(331)	(40,691)

* Restated, refer to note 41.

	*Balance January 1, 2021	*Recognised in profit or loss	*Foreign exchange movement	*Balance December 31, 2021
Property, plant and equipment	(32,161)	(5,018)	(86)	(37,265)
Exploration and evaluation assets	(29)	(18)	–	(47)
Inventories - obsolete stock	12	(9)	(1)	2
Prepayments	(3)	(8)	1	(10)
Unrealised foreign exchange	529	(31)	–	498
Trade and other payables	751	381	(26)	1,106
Cash-settled share-based payments	8	(8)	–	–
Provisions	(200)	(17)	–	(217)
Other	15	(15)	–	–
Tax (liabilities)/ assets	(31,078)	(4,743)	(112)	(35,933)

* Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Movement in recognised deferred tax assets and liabilities (continued)

	*Balance January 1, 2020	*Recognised in profit or loss	*Foreign exchange movement	*Balance December 31, 2020
Property, plant and equipment	(28,698)	(3,141)	(322)	(32,161)
Exploration and evaluation assets	(78)	(21)	70	(29)
Inventories - obsolete stock	21	3	(12)	12
Prepayments	(4)	–	1	(3)
Unrealised foreign exchange	309	220	–	529
Trade and other payables	842	(87)	(4)	751
Cash-settled share-based payments	5	3	–	8
Provisions	(181)	(19)	–	(200)
Other	–	13	2	15
Tax (liabilities)/ assets	(27,784)	(3,029)	(265)	(31,078)

* Restated, refer to note 41.

	*Balance January 1, 2019	*Recognised in profit or loss	*Foreign exchange movement	*Balance December 31, 2019
Property, plant and equipment	(24,930)	(3,296)	(472)	(28,698)
Exploration and evaluation assets	–	(78)	–	(78)
Inventories - obsolete stock	258	(210)	(27)	21
Prepayments	(3)	–	(1)	(4)
Unrealised foreign exchange	34	275	–	309
Trade and other payables	486	350	6	842
Cash-settled share-based payments	13	(9)	1	5
Provisions	852	(1,034)	1	(181)
Other	60	(57)	(3)	–
Tax (liabilities)/ assets	(23,230)	(4,059)	(495)	(27,784)

* Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets

	Bilboes Gold	Motapa	Maligreen	GG	Sabiwa	Abercorn	Valentine	Total
Balance at January 1, 2023	–	7,844	5,626	3,723	294	27	65	17,579
Acquisition at costs:
- Mining claims acquired	73,198	–	–	–	–	–	–	73,198
Decommissioning asset estimation adjustment	–	1,466	152	–	–	–	–	1,618
Exploration costs:
- Consumables and drilling	–	903	102	–	–	–	–	1,005
- Contractor	–	2	–	–	–	–	–	2
- Labour	–	377	111	–	–	–	–	488
- Power	–	–	7	–	–	–	–	7
- Other	375	–	–	–	–	–	–	375
Balance at December 31, 2023	73,573	10,592	5,998	3,723	294	27	65	94,272

Balance at January 1, 2024	73,573	10,592	5,998	3,723	294	27	65	94,272
Decommissioning asset estimation adjustment	(961)	(882)	8	–	–	–	–	(1,835)
Exploration costs:
- Consumables and drilling	–	1,792	19	–	–	–	–	1,811
- Contractor	–	14	5	–	–	–	–	19
- Labour	–	576	–	51	–	–	–	627
- Power	–	74	3	–	–	–	–	77
- Other	–	67	–	–	–	–	–	67
Preliminary economic assessment and feasibility study	2,288	–	–	–	–	–	–	2,288
Balance at December 31, 2024	74,900	12,233	6,033	3,774	294	27	65	97,326

Non cash acquisitions of exploration and evaluation assets for the year consist of $1,054 (2023: $73,198 Bilboes acquisition, $1,618 decommissioning and $40 Bilboes lease right of use asset) included in trade and other payables at December 31, 2024.

There were no impairment indicators during 2024 on exploration and evaluation assets.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets (continued)

17.1	Bilboes Gold

Caledonia signed a conditional agreement (the “Sale and Purchase Agreement”) to purchase 100% of Bilboes Gold Limited (“Bilboes Gold”) on July 21, 2022. Bilboes Gold is the holding company of Bilboes Holdings that owns high-grade sulphide resources and the mining claims to the oxide mine deposit. It was agreed that Caledonia would purchase Bilboes Gold for a consideration to be settled by issue to the sellers of 5,123,044 new shares in Caledonia, comprising initial consideration shares, escrow consideration shares and deferred consideration shares. In addition to the shares a 1% net smelter royalty (“NSR”) was granted on the Bilboes’ future revenues to one of the sellers, Baker Steel Resources Trust Limited (“Baker Steel”). The Sale and Purchase Agreement gave Caledonia the rights to the sulphide project in addition to the right to mine the Bilboes oxide mine.

On January 6, 2023, following the satisfaction of conditions precedent, Caledonia completed the acquisition of Bilboes Gold.

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

Deferred consideration shares of 256,152 common shares of Caledonia were issued to the sellers on April 11, 2023. Total consideration shares issued for the acquisition of Bilboes Gold amounted to 5,123,044 shares with the value of the consideration shares set at US$65.677 million. The value of the initial consideration shares issued was based on the last trading day's closing share price on NYSE American LLC before completion of US$12.82 per share.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets (continued)

17.2	Motapa

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

The initial purchase price of $1 million was paid on November 1, 2022. Stamp duties of $41 were paid on November 9, 2022. There were no liabilities assumed with the acquisition of Motapa and Arraskar. The remainder of the purchase price was settled by way of loan notes. The final settlement was made on July 3, 2023.

Exploration drilling at Motapa has been focused on three main areas which have historically been commercially mined i.e. Motapa North, Motapa Central and Motapa South. The Motapa North area abuts directly on the southern lease boundary of Bilboes. A fourth area, Mpudzi, where there is no historic evidence of open pit mining, was identified through surface trenching and was followed up with drilling.

To date, 7,728 samples from drilling activities have been submitted and 5,512 assay results have been received. With Motapa's location adjacent to Bilboes, significant synergies could be obtained should a viable resource body be identified through the planned exploration program.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets (continued)

17.3	Maligreen

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

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

•	An estimated 60,000 meters of diamond core and percussion drilling
•	3.5 tonnes of bulk metallurgical test work
•	Aeromagnetic and ground geophysical surveys

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed.

On November 7, 2022 the Company published an announcement and an updated technical report on SEDAR+ updating the estimated mineral resources at Maligreen. The report has an effective date of September 30, 2022 and estimates measured and indicated mineral resources of 8.03 million tonnes at a grade of 1.71g/t containing approximately 442,000 ounces of gold and inferred mineral resources of 6.17 million tonnes at a grade of 2.12g/t containing approximately 420,000 ounces of gold. The upgrade to the mineral resources at Maligreen improves the geological confidence of approximately half the mineral resources from inferred to measured and indicated mineral resources from the previous mineral resources statement.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment

Cost	Land and Buildings	Right of use asset	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant & Equipment	Furniture & Fittings	Motor Vehicles	Solar Plant	Total
Balance at January 1, 2023	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826
Additions*	–	–	–	28,276	538	335	294	163	29,606
Impairments	–	–	(872)	–	(36)	–	–	–	(908)
Disposals	–	–	–	–	(33)	–	–	–	(33)
Reallocations between asset classes	1,492	–	37,116	(39,099)	491	–	–	–	–
Reallocate to assets held for sale	–	–	–	–	–	–	–	(14,301)	(14,301)
Foreign exchange movement	–	(24)	–	(2)	–	(37)	(3)	–	(66)
Balance at December 31, 2023	16,686	501	118,398	35,628	71,445	1,861	3,605	–	248,124

Balance at January 1, 2024	16,686	501	118,398	35,628	71,445	1,861	3,605	–	248,124
Additions*	214	265	128	25,012	1,532	243	187	–	27,581
Impairments~	(29)	–	–	–	(3,367)	–	–	–	(3,396)
Disposals	–	–	–	–	–	(3)	(233)	–	(236)
Derecognition	–	(256)	–	–	–	–	–	–	(256)
Reallocations between asset classes	–	–	24,900	(25,573)	673	–	–	–	–
Foreign exchange movement	–	(4)	–	–	–	(11)	–	–	(15)
Balance at December 31, 2024	16,871	506	143,426	35,067	70,283	2,090	3,559	–	271,802

*	Included in additions is the change in estimate for the decommissioning asset of $317 (2023: $1,962).
~

Included in the 2024 impairments are drill rigs with a net book value amount of $309, Lima plant at $1,204, sinking headgear of $91 and other assets of $107. These assets were impaired to a net book value amount of $Nil, as management no longer intends to use it in the manner originally intended and being derecognised.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Right of use asset	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant & Equipment	Furniture & Fittings	Motor Vehicles	Solar Plant	Total
Balance at January 1, 2023	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843
Depreciation for the year	1,012	124	5,459	93	6,573	185	258	782	14,486
Accumulated depreciation for assets reallocated to assets held for sale	–	–	–	–	–	–	–	(782)	(782)
Accumulated depreciation - impairments	–	–	(21)	–	(10)	–	–	–	(31)
Foreign exchange movement	–	(9)	–	–	–	(30)	(2)	–	(41)
Balance at December 31, 2023	9,362	345	17,806	786	35,820	1,255	3,101	–	68,475

Balance at January 1, 2024	9,362	345	17,806	786	35,820	1,255	3,101	–	68,475
Depreciation for the year	1,102	127	7,189	77	7,099	205	222	–	16,021
Impairment for the year	22	–	–	–	1,689	–	–	–	1,711
Accumulated depreciation and impairment - impairments	(29)	–	–	–	(3,367)	–	–	–	(3,396)
Accumulated depreciation on disposals	–	–	–	–	–	(2)	(202)	–	(204)
Accumulated depreciation derecognised assets	–	(256)	–	–	–	–	–	–	(256)
Foreign exchange movement	–	2	–	–	–	(7)	–	–	(5)
Balance at December 31, 2024	10,457	218	24,995	863	41,241	1,451	3,121	–	82,346

Carrying amounts
At December 31, 2023	7,324	156	100,592	34,842	35,625	606	504	–	179,649
At December 31, 2024	6,414	288	118,431	34,204	29,042	639	438	–	189,456

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

18.1	Impairment considerations

At year end management identified indicators of impairment at the Blanket CGU. The Blanket CGU excluded the Solar plant that is classified as held for sale at December 31, 2024. No impairment indicators were identified at other CGUs nor at a consolidated level, excluding the Blanket CGU. In calculating the recoverable amount of the Blanket CGU, management used the following assumptions as their best estimate:

•	Gold price per ounce ranging from $2,136 to $2,575.

•	Life of mine (“LoM”) to 2041 (that is inclusive of inferred resources and it based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).

•	grade ranging between 2.81g/t to 3.81g/t.

•	Production ounces between 71,082 and 96,284 per annum over the LoM.

•	On mine cost of between $838 to $1,135 (real) over the LoM.

•	Peak capex of $34.9 million.

•	Weighted average cost of capital of 16.6%.

•	Income tax of 25.75% on taxable income.

No impairments were identified at Blanket.

Items of property, plant and equipment are depreciated over the LoM, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s cut off grade for the period 2006 to 2024. The cut off grade is 2.10 g/t (2023: 2.10 g/t) while the recovered grade is expected to range from 2.63 g/t to 3.57 g/t over the period. All-in-sustaining-cost has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

18.2	Cash flow used in acquisition of property, plant and equipment:

	2024	2023
Additions	27,581	29,606
Adjustments for:
Net property, plant and equipment included in prepayments	679	329
Net property, plant and equipment included in trade and other payables	(201)	583
Right of use asset recognition (note 19)	(265)	–
Change in estimate for decommissioning asset - adjustment capitalised in property, plant and equipment (note 29)	(317)	(1,962)
	27,477	28,556

18.3	Capital commitments

The amount of contractual commitment for the acquisition of property, plant and equipment at December 31, 2024 amounted to $2,503 (2023: $2,035).

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

19	Leases

Leases as lessee

The Group leases administrative offices and a warehouse. The leases, which the Group normally enters into, typically run for a period of 3 to 6 years, with an option to renew the lease after that date. Three leases for the administrative offices expired in 2024 (South Africa and Zimbabwe) and one lease will expire in 2025 (Jersey, Channel Islands). Only one administrative office lease (South Africa) was renewed and expires in 2028. The warehouse lease entered in during 2024 expires in 2026.

Information about leases for which the Group is a lessee is presented below.

19.1	Amounts recognised in the statement of financial position

Right of use assets

Right of use assets related to leased properties are presented as part of property, plant and equipment (refer to note 18).

	2024	2023
Balance at January 1	156	295
Depreciation	(127)	(124)
Additions	265	–
Derecognition	(256)	–
Derecognition – accumulated depreciation	256	–
Foreign currency movement	(6)	(15)
Balance at December 31	288	156

Lease liabilities

	2024	2023
Balance at January 1	208	313
Additions to lease liability	265	67
Finance cost	10	22
Lease payments	(182)	(184)
Foreign currency movement	(7)	(10)
Balance at December 31	294	208

19.2	Amounts recognised in profit or loss

	2024	2023	2022
Finance cost on lease liabilities (note 15)	10	22	31
Unrealised foreign exchange gain (loss)	1	(5)	19
Depreciation (note 18)	127	124	137
	138	141	187

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

19	Leases (continued)

19.3	Amounts recognised in statement of cash flows

	2024	2023	2022
Total cash outflow for leases - principal	172	162	119
Total cash outflow for leases - finance cost	10	22	31
Total cash outflow for leases - payments	182	184	150

19.4	Maturity of lease liabilities

The maturity of lease liabilities are as follows as at December 31:

	2024	2023
Less than one year	121	175
One to two years	82	42
Two to three years	73	–
Three to four years	79	–
Total lease payments	355	217
Finance cost	(61)	(9)
Present value of lease liabilities	294	208

20	Inventories

	2024	2023
Consumable stores*	20,712	18,001
Gold in progress and Ore Stockpile@	3,056	2,303
	23,768	20,304

*

Included in consumables stores is an amount of ($2,105) (2023: ($1,793)) for provision for obsolete stock for items that are not compatible with plant and equipment currently in use. Write down of inventory amounted to $312 for 2024 (2023:$283).

@

Gold work in progress balance as at December 31, 2024 consists of 3,442 ounces (2023: 3,057 ounces) of gold. The ore stockpile relates to a surface stockpile of approximately 8,400 tonnes (2023: Nil tonnes) of crushed ore containing approximately 700 ounces of recoverable gold. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage based on the expected processing method.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

21	Trade and other receivables

	2024	2023
Bullion sales receivable	4,095	5,403
VAT receivables	8,164	4,259
Deposits for stores, equipment and other receivables	416	290
	12,675	9,952

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due and there has been no historic credit losses on debtors. Up to the date of approval of these financial statements all of the outstanding bullion sales receivable were settled in full. A Blanket VAT receipt of $4.9 million was delayed by the Zimbabwean Revenue Authority ("ZIMRA") and applied against our revenue royalty tax payments. This resulted in a dual deduction of revenue royalties by ZIMRA and Fidelity on behalf of ZIMRA. The remaining VAT receivable was applied against our other taxes payable in quarter 1 of 2025.

22	Prepayments

	2024	2023
Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	462	527
Blanket Mine third party suppliers - USD	1,689	808
Blanket Mine third party suppliers - ZiG	4,289	–
Blanket Mine third party suppliers - RTGS$	–	938
Other prepayments	308	265
	6,748	2,538

23	Cash and cash equivalents

	2024	2023
Bank balances	4,260	4,252
Restricted cash*	–	2,456
Cash and cash equivalents	4,260	6,708
Overdrafts	(12,928)	(17,740)
Net cash and cash equivalents	(8,668)	(11,032)

*

Cash of $2,456 (denominated in RTGS$) held by Blanket Mine was earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on November 28, 2023 and settled in January, 2024. The cash on maturity was transferred to CMSA’s bank account, denominated in South African Rands.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

23	Cash and cash equivalents (continued)

	Date drawn	Expiry	Repayment term	Principal value (million)	Balance drawn at December 31, 2024 (million)
Overdraft facilities
Stanbic Bank Limited - ZiG	Mar-24	Mar-25	On demand	ZiG6.7	$Nil
Stanbic Bank Limited - USD	Mar-24	Mar-25	On demand	$4.0	$1.5
CABS Bank - USD	Oct-24	Oct-25	On demand	$0.8	$0.7
Ecobank - USD	Mar-24	Feb-25	On demand	$6.0	$4.4
Nedbank - USD	Apr-24	Apr-25	On demand	$7.0	$6.3

Letter of credit
Stanbic Bank Limited – USD		Mar-25		$2.5	$Nil

24	Assets and liabilities associated with assets held for sale

	2024	2023
Non-current assets held for sale
Solar plant	13,512	13,519
Liabilities associated with assets held for sale
Site restoration liability	104	128

In the second quarter of 2023 management embarked on a marketing process to locate a buyer for the Company’s solar plant located next to Blanket Mine. Various offers were received and a counterparty with a non-binding offer was given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity in Africa. The offer was received from a reputable global renewable energy operator and management is in an advanced stage of executing agreements to sell the solar plant. It is proposed that the new owners will exclusively supply Blanket with electricity from the plant, on a take-or-pay basis and in doing so secure Blanket’s future power supply. This has the benefit of realising a cash profit on the sale of the plant and generate cash for reinvestment in our gold projects. In addition, management can focus on Caledonia’s core business of gold mining.

On September 28, 2023 the Board approved management to further negotiate the purchase of the solar plant with the potential buyer. The assets were available for sale in their condition on September 28, 2023 and therefore met the criteria to be classified as held for sale.

Management determined the value of the solar plant as the lower of the fair value less cost to sell and the carrying amount. The proceeds of the disposal are expected to substantially exceed the carrying amount of the related net assets and accordingly no impairment losses have been recognised on the classification of the solar plant. The asset was classified as property, plant and equipment before the reclassification to assets held for sale.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

24	Assets and liabilities associated with assets held for sale (continued)

The change in estimate for the liability held for sale is mainly due to the Blanket Mine’s LoM that was extended to 2041 (that is inclusive of inferred resources and is based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).

Caledonia announced on October 1, 2024 that it has signed a conditional sale agreement for the entire issued share capital of its Zimbabwe subsidiary, Caledonia Mining Services (Private) Limited ("CMS"), which owns and operates the 12.2MWac solar plant that supplies power to Blanket Mine. CMS is to be sold to CrossBoundary Energy Holdings ("CBE") for $22.4 million, subject to the fulfilment of outstanding conditions precedent. The extension of the classification of the solar plant as an asset held for sale beyond the 12 months is supported by the ongoing commitment from the board to sell the solar plant to CBE. The time for the outstanding conditions to be fulfilled in line with the agreement is outside of management’s control. Management believes that the sale remains highly probable.

During 2024 the faulty transformers were impaired at a carrying amount of $385 and replaced at a cost of $408.

Refer to note 43 for the successful completion of the solar plant sale.

25	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount
January 1, 2023	12,833,126	83,471
Shares issued:
- share-based payment - employees (note 12.1.1)	24,389	351
- equity raise	1,207,514	15,569
- Bilboes Gold Limited acquisition	5,123,044	65,677
December 31, 2023	19,188,073	165,068
Shares issued:
- share-based payment - employees (note 12.1.1)	6,787	83
- share-based payment - employees (note 12.2.2)	14,694	220
- options exercised (note 12.2.3)	5,000	37
December 31, 2024	19,214,554	165,408

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
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

Reserves

	2024	2023
Foreign currency translation reserve	(10,525)	(10,409)
Contributed surplus	132,591	132,591
Equity-settled share-based payment reserve	16,399	15,637
Total	138,465	137,819

27	Earnings per share

Weighted average number of shares – Basic earnings per share
(in number of shares)	2024	2023	2022	2021	2020	2019
Issued shares at the beginning of year (note 25)	19,188,073	12,833,126	12,756,606	12,118,823	10,763,041	10,603,153
Weighted average shares issued	12,934	5,792,435	74,214	51,462	940,489	138,736
Weighted average number of shares at December 31	19,201,007	18,625,561	12,830,820	12,170,285	11,703,530	10,741,889

Weighted average number of shares - Diluted earnings per share
(in number of shares)	2024	2023	2022	2021	2020	2019
Weighted average at December 31	19,201,007	18,625,561	12,830,820	12,170,285	11,703,530	10,741,889
Effect of dilutive options	1,594	6,550	6,482	6,933	13,173	5,229
Weighted average number of shares (diluted) at December 31	19,202,601	18,632,111	12,837,302	12,177,218	11,716,703	10,747,118

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 8,406 (2023: 13,450, 2022: 13,518) were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to $1 (2023: $Nil, 2022: $Nil) options.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

27	Earnings per share (continued)

The calculation of total basic and diluted earnings per share for the year ended December 31, 2024 was calculated as follows:

	2024	*2023	*2022	*2021	*2020	*2019
Profit for the year attributable to owners of the Company (basic and diluted)	17,899	(7,862)	11,239	17,396	18,859	21,305
Blanket Mine Employee Trust Adjustment	(389)	(262)	(363)	(326)	(485)	(986)
Profit attributable to ordinary shareholders (basic and diluted)	17,510	(8,124)	10,876	17,070	18,374	20,319
Basic earnings (loss) per share - $	0.91	(0.44)	0.85	1.40	1.57	1.94
Diluted earnings (loss) per share - $	0.91	(0.44)	0.85	1.40	1.57	1.94

* Restated, refer to note 41.

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

Blanket Mine’s (incorporated in Zimbabwe) NCI share is recognised at an effective share and voting rights of 13.2% (2023: 13.2%, 2022: 13.2%) based on summarised results as follows:

	2024	*2023	*2022	*2021	*2020	*2019
Current assets	40,915	33,126	30,397	33,634	24,864	21,386
Non-current assets	197,701	188,134	172,611	154,003	133,908	115,610
Current liabilities	(4,320)	(10,277)	(9,583)	(17,261)	(7,339)	(8,630)
Non-current liabilities	(55,123)	(50,893)	(43,832)	(39,628)	(34,996)	(33,803)
Net assets of Blanket Mine (100%)	179,173	160,090	149,593	130,748	116,437	94,563

Carrying amount of NCI of 13.2% (2023: 13.2%, 2022: 13.2%)	20,587	18,456	16,946	14,810	12,228	12,298

Revenue	179,368	146,314	142,082	121,329	100,002	75,826
Profit after tax	39,053	22,899	29,920	34,749	31,148	27,028
Total comprehensive income of Blanket Mine (100%)	39,053	22,899	29,920	34,749	31,148	27,028

Profit allocated to NCI of 13.2% (2023: 13.2%, 2022: 13.2%)	5,155	3,022	3,950	4,584	4,185	4,378
Dividend allocated to NCI of 13.2% (2023: 13.2%, 2022: 13.2%)	(3,024)	(1,512)	(1,814)	(2,001)	(655)	(426)

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

28	Non-controlling interest (continued)

	2024	*2023	*2022	*2021	*2020	*2019
Net cash inflow from operating activities	42,592	28,087	50,048	41,489	36,122	26,262
Net cash outflow from investing activities	(27,916)	(28,146)	(37,798)	(29,850)	(26,179)	(21,538)
Net cash outflow from financing activities	(11,174)	(5,017)	(16,506)	(12,817)	(9,896)	(4,028)
Net cash inflow (outflow)	3,502	(5,076)	(4,256)	(1,178)	47	696

* Restated, refer to note 41.

29	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and projects and represent the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. For the Blanket Mine site restoration costs are capitalsed in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalised cost are amortised over the life of the mine and the provision is unwound over the period to estimated restoration. For properties in the exploration and evaluation phase, such as the Bilboes, Maligreen and Motapa projects, site restoration costs are capitalised in exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation.  Subsequently the costs capitalised are not amortised and the provision is not unwound.

Reconciliation of site restoration provisions	2024	2023
Blanket Mine
Balance January 1	4,766	2,823
Unwinding of discount (note 18)	197	109
Change in estimate (Blanket Mine) (note 18)	317	1,834
Balance December 31	5,280	4,766

Motapa, Maligreen and Bilboes Gold
Balance January 1	6,219	135
Change in estimate (Motapa) (note 17)	(882)	1,466
Change in estimate (Maligreen) (note 17)	8	152
Change in estimate (Bilboes Gold) (note 17)	(961)	4,466
Balance December 31	4,384	6,219

Total balance December 31	9,664	10,985

Current	–	–
Non-current	9,664	10,985
	9,664	10,985

The discount rate in calculating the present value of the Blanket Mine provision is 4.86% (2023: 4.14%) and is based on a risk-free rate and cash flows are estimated at an average 2.14% inflation (2023: 2.40%). The gross rehabilitation costs, before discounting, amounted to $7,491 (2023: $5,629) for Blanket Mine as at December 31, 2024.

The undiscounted gross rehabilitation costs for exploration and evaluation assets as at December 31, 2024, amounted to $3,505 (2023: $4,466) for Bilboes Holdings, $584 (2023: $1,466) for Motapa and $295 (2023: $287) for Maligreen.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

30	Loans and borrowings

	2024	2023

Balance January 1	–	–
Cashflows
Amounts received	3,000	–
Repayment - capital	(326)	–
Repayment - finance cost	(293)	–

Non-cashflows
Finance cost*	293	–

Balance December 31	2,674	–

* Finance cost are accounted for in note 15 on the effective interest rate method.

Current	1,174	–
Non-current	1,500	–
	2,674	–

	Currency	Nominal interest rate	Face Value	Carrying value
Unsecured bank loan - CABS	USD	8.25% + 12 months SOFR#	2,674	2,674

# Secured Overnight Funding Rates (“SOFR”)

31	Loan note instruments

Loan note instruments - finance costs		2024	2023
Motapa loan notes		–	619
Solar loan notes	31.1	846	549
		846	1,168

Loan note instruments - financial liabilities		2024	2023
Solar loan notes	31.1	9,168	7,112
		9,168	7,112

Current		855	665
Non-current		8,313	6,447
		9,168	7,112

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

31	Loan note instruments (continued)

31.1	Solar loan notes

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan notes pursuant to a loan note instrument (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (Private) Limited. The bonds carry an interest rate of 9.5% payable bi-annually and have a tenure of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $9 million of bonds were in issue at December 31, 2024 ( December 31, 2023: $7 million). During January 2025, $2.5 million of bonds were issued. All bonds were issued to Zimbabwean registered commercial entities. The bonds were transferred to Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a subsidiary of the Company, except for the bonds issued in April 2024 and January 2025 which were directly issued by CHZ.

A summary of the bonds is as follows:

	2024	2023
Balance January 1	7,112	–
Amounts received	2,000	7,000
Transaction costs	(30)	(105)
Finance cost accrued	846	549
Repayment - finance cost paid	(760)	(332)
Balance December 31	9,168	7,112

Current	855	665
Non-current	8,313	6,447
	9,168	7,112

32	Trade and other payables

	2024	2023
Trade payables	8,036	6,166
Electricity accrual	1,670	2,676
Audit fee	562	395
Dividends due	2,522	1,048
Other payables	924	692
Financial liabilities	13,714	10,977

Production and management bonus accrual - Blanket Mine	529	214
Other employee benefits - other	2,235	2,229
Other employee benefits - settlements	1,081	1,588
Leave pay	2,838	2,655
Bonus accrual	1,115	190
Tailings storage facility - accrual	1,351	–
Accruals	3,784	2,650
Non-financial liabilities	12,933	9,526
Total	26,647	20,503

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

33	Cash flow information

Non-cash items and information presented separately on the statements of cash flows statement:

	2024	2023	2022	2021	2020	2019
Operating profit	43,674	*10,955	*30,188	*36,145	*35,880	*36,808
Adjustments for:
Impairment of property, plant and equipment (note 18)	1,711	877	8,209	497	–	144
Impairment of exploration and evaluation assets	–	–	467	3,837	2,930	–
Impairment of solar plant - VAT and duty receivables	–	720	–	–	–	–
Impairment of assets held for sale (note 24)	385	–	–	–	–	–
Expected credit losses on deferred consideration on the disposal of subsidiary	–	–	–	761	–	–
Profit on sale of subsidiary	–	–	–	–	–	(5,409)
Unrealised foreign exchange losses (gains) (note 9)	1,683	*5	*(2,648)	*(539)	*(3,512)	*(7,226)
Cash-settled share-based expense (note 12.1)	201	463	609	477	1,413	689
Share-based expense included in production costs (note 12)	434	660	853	692	634	107
Cash portion of cash-settled share-based expense	(691)	(1,695)	(1,468)	(420)	(1)	(1,384)
Equity-settled share-based expense (note 12.2)	1,054	640	484	–	–	–
Equity-settled share-based employee tax on vesting	(182)	–	–	–	–	–
Depreciation (note 18)	16,021	14,486	10,141	8,046	4,628	4,434
Fair value loss on derivative instruments (note 11)	831	1,119	401	240	266	(102)
Loss on disposal of property, plant and equipment (note 18)	32	33	–	–	–	63
Derecognition of property, plant and equipment	–	–	–	(38)	182	–
Site restoration provision adjustment on assets and liabilities held for sale	6	–	–	–	–	–
Write down of inventory (note 8)	312	283	563	–	–	–
Cash generated from operations before working capital changes	65,471	28,546	47,799	49,698	42,420	28,124
Inventories	(3,777)	(2,182)	1,915	(4,016)	(5,707)	(1,655)
Prepayments	(3,718)	338	(1,375)	(4,272)	816	(2,099)
Trade and other receivables	(5,611)	(1,910)	(1,561)	(4,746)	539	393
Trade and other payables	3,073	1,606	2,879	2,039	(101)	(878)
Cash generated from operations	55,438	26,398	49,657	38,703	37,967	23,885

* Restated, refer to note 41.

The above note includes comparative information for 2019 to 2023 due to line items indicated with the “*” being affected by the restatement (refer to note 41). The total cash generated from operations did not change due to the restatement.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

34	Financial Instruments and risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk;
•	Market risk

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

Gold price hedges were entered into to manage the possible effect of gold price fluctuations. The derivative financial instruments were entered into by the Company for economic hedging purposes and not as a speculative investment. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity.

The types of risk exposure and the way in which such exposures are managed are described below:

34.1	Credit risk

Exposure to credit risk

Credit risk includes the risk of a financial loss to the Group if a Bank had to default or a gold sales customer failing to meet its contractual obligation.

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for cash and cash equivalents (excluding overdrafts) and trade and other receivables at the reporting date by geographic region was:

	Cash and cash equivalents		Trade receivables
Carrying Amount	2024	2023	2024	2023
Zimbabwe	2,592	3,989	324	4,215
Jersey, Channel Islands	42	818	–	–
Other regions	1,626	1,901	4,187	1,618
	4,260	6,708	4,511	5,833

Of the trade receivables balance at the end of the year, $3,873 (2023: $3,110) is due from AEG and $Nil (2023: $Nil) from Stonex Financial Limited, the Group’s largest customers. Apart from this, the Group does not have significant credit risk exposure to any single counterparty.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

34	Financial Instruments and risk management (continued)

34.2	Liquidity risk

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

The following are the contractual maturities of financial liabilities, including contractual interest payments.

Non-derivative financial liabilities

December 31, 2024	Carrying amount	Contractual cashflows
		Total	12 months or less	Within 2 years	Within 3 to 4 years
Trade and other payables	13,714	13,714	13,714	–	–
Loan note payable	9,168	10,473	855	7,522	2,096
Lease liabilities	294	355	121	82	152
Loans and borrowings	2,674	3,118	1,464	1,323	331
Overdrafts	12,928	12,928	12,928	–	–
	38,778	40,588	29,082	8,927	2,579

December 31, 2023	Carrying amount	Contractual cashflows
		Total	12 months or less	Within 2 years	Within 3 to 4 years
Trade and other payables	10,977	10,977	10,977	–	–
Loan note payable	7,112	8,663	665	665	7,333
Lease liabilities	208	217	175	42	–
Overdrafts	17,740	17,740	17,740	–	–
	36,037	37,597	29,557	707	7,333

The Group regularly monitors its liquidity risk and evaluates the options available to manage liquidity risk.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the realised gold price, as per note 7, will have an impact on the reported revenue of the Group and the fair value of the put options at December 31, 2024. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

34	Financial Instruments and risk management (continued)

34.2	Liquidity risk (continued)

Sensitivity analysis (continued)

An increase or decrease of 5% of the gold price would have the following equal or opposite effect on the derivative financial instruments on December 31:

Consolidated statement of financial position:

	2024	2023

Derivative financial assets - Put option
Increase by 5% of the gold price	–	–
Decrease by 5% of the gold price	–	4

Consolidated statement of profit or loss and other comprehensive income:

Fair value loss on derivative financial instruments	2024	2023

Derivative financial assets - Put option
Increase by 5% of the gold price	–	–
Decrease by 5% of the gold price	–	4

34.3	Market risk

34.3.1	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. ZiG, RTGS$ (before April 5, 2024) or foreign currency) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group aims to maintain cash and cash equivalents in US Dollars to manage foreign exchange exposure.

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

34	Financial Instruments and risk management (continued)

34.3	Market risk (continued)

34.3.1	Currency risk (continued)

Sensitivity analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which are different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates consolidated monetary assets/(liabilities) in the Group that have a different functional currency and foreign currency compared to the functional currency.

	2024		2023
	$'000		$'000
	Functional currency		Functional currency
	ZAR		ZAR

Cash and cash equivalents	62	1,729	62	4,706
USD denominated	61	–	61	–
ZAR denominated	–	1,477	–	989
ZiG denominated	–	252	–	–
RTGS$ denominated	–	–	–	3,424
GBP denominated	1	–	1	293
CAD denominated	–	–	–	–

Trade and other receivables - ZiG denominated	–	3,873	–	–
Trade and other payables - ZiG denominated	–	(76)	–	–
Trade and other receivables - RTGS$ denominated	–	–	–	3,118
Trade and other payables - RTGS$ denominated	–	–	–	(106)
	62	5,526	62	7,718

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss and equity for the Group:

	2024		2023
	$'000		$'000
	Functional currency		Functional currency
	ZAR		ZAR

Cash and cash equivalents	3	12	3	177
Trade and other receivables	–	184	–	148
Trade and other payables	–	(4)	–	(5)
	3	192	3	320

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

34	Financial Instruments and risk management (continued)

34.3	Market risk (continued)

34.3.2	Interest rate risk

The Group's interest rate risk arises from loans and borrowings, overdraft facility, short term loans and cash held. The loans and borrowings, overdraft facility and cash held have variable interest rates. Variable rates expose the Group to cash flow interest rate risk.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2024	2023

Cash and cash equivalents	4,260	6,708
Loans and borrowings	(2,674)	–
Overdrafts	(12,928)	(17,740)
	(11,342)	(11,032)

Interest rate risk arising from borrowings is offset by interest from available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed. Loans and borrowings are at a fixed interest rate.

Sensitivity analysis - Cash and cash equivalents	2024	2023

Increase by 100 basis points	43	67
Decrease by 100 basis points	(43)	(67)

Sensitivity analysis - Loans and borrowings

Increase by 100 basis points	27	–
Decrease by 100 basis points	(27)	–

Sensitivity analysis - Overdraft

Increase by 100 basis points	129	177
Decrease by 100 basis points	(129)	(177)

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

35	Dividends

	2024	2023	2022
Dividends declared to owners of the Company	10,752	8,752	8,975
Dividends declared to NCI	3,024	1,512	1,814
	13,776	10,264	10,789
Dividends declared and paid to owners of the Company	10,752	8,752	7,178
Dividends declared and paid to NCI	1,550	550	1,728
Dividends declared and due to owners of the Company	–	–	1,797
Dividends declared and due to NCI	2,522	1,048	86
	14,824	10,350	10,789

Dividends Paid	2024	2023	2022
Opening balance dividends due	1,048	1,883	–
Dividends declared	13,776	10,264	10,789
Closing balance dividends due	(2,522)	(1,048)	(1,883)
	12,302	11,099	8,906

Quarterly dividend per share history:

Declaration date	cents per share
January 13, 2022	14.0
April 18, 2022	14.0
July 14, 2022	14.0
October 13, 2022	14.0
December 30, 2022	14.0
April 3, 2023	14.0
June 29, 2023	14.0
September 28, 2023	14.0
January 2, 2024	14.0
March 27, 2024	14.0
July 1, 2024	14.0
November 11, 2024	14.0
March 24, 2025	14.0

36	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities to report.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

37	Related parties

Directors of the company, as well as certain executives, are considered key management. For entities within the Group refer to note 38.

Employee contracts between CMSA, CHZ, the Company, key management and certain employees include an option for respective employees to terminate such employee contracts in certain events following a change in control of the Company and to receive a severance payment equal to six months’ to two years’ compensation. If this was triggered as at December 31, 2024 the severance payment would have amounted to $7,227 (2023: $7,809, 2022: $8,575). A change in control would constitute:

•	the acquisition of more than 50% of the shares; or
•	the acquisition of the right to exercise the majority of the voting rights of shares; or
•	the acquisition of the right to appoint the majority of the board of directors; or
•	the acquisition of more than 50% of the assets of the Group.

The Company may terminate the employee's employment, whether such termination is with or without required notice, for any reason recognised in law as sufficient. If this was triggered as at December 31, 2024 the severance payment would have amounted to $4,909 (2023: $6,879, 2022: $7,356) for all employees included in the above termination event of a change in control of the Company.

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2024	2023	2022
Key management salaries	2,915	3,102	2,076
Share-based awards* @	1,157	720	999
All other compensation &	2,396	2,599	1,697
	6,468	6,421	4,772

*	Amount inclusive of $110 (2023: $104, 2022: $354) classified as production costs.

@	Employees, officers, directors, consultants and other service providers also participate in the OEICP (see note 12).

&

The Company entered into a consultancy agreement with Mr. Curtis, a former director of the Company and the former Chief Executive Officer, effective July 1, 2022 to December 31, 2023 with a monthly fee of $44.1 for the period July 1, 2022 until December 31, 2022 and $12.5 for the period January 1, 2023, until December 31, 2025. During the Year, the Company expensed $150 (2023: $150, 2022: $265) in advisory service fees with respect to this consultancy agreement. Mr. Curtis retired as a director in May 2024.

Included is an amount of $818 (2023: $647, 2022: $1,378) that relates to bonuses provided for in 2024.

Included is an amount of $1,169 (2023: $1,588 (severance package), 2022: $54 (leave payout)) that relates to provision of a retirement package and a leave payout paid in 2025.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

37	Related parties (continued)

$30 (2023: $30, 2022: $Nil) rent was paid to a company of which V. Gapare is a director and that supplied office accommodation in Harare, Zimbabwe.

Group entities are set out in note 38.

Refer to note 5 and note 28 for transactions with NCI.

Refer to note 38 for management fees between CMSA and Blanket Mine.

Refer to note 31 for details of the bonds and the Loan notes which were guaranteed by the Company and by Greenstone Management Services Holdings (UK) Limited respectively.

Refer to note 10 for director fees.

All related party transactions occurred at arm’s length.

38	Group entities

Intercompany balances with holding company

	Activity of the company	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
				2024	2023	2024	2023
Caledonia Holdings Zimbabwe (Private) Limited	Services	$	Zimbabwe	100	100	(5,699)	(6,179)
Caledonia Mining Services (Private) Limited	Solar power provider	$	Zimbabwe	100	100	4,403	10,559
Fintona Investments Proprietary Limited	Dormant	ZAR	South Africa	100	100	14,860	14,860
Caledonia Mining South Africa Proprietary Limited	Procurement and services	ZAR	South Africa	100	100	(8,006)	(8,700)
Greenstone Management Services Holdings Limited	Investment holding	$	United Kingdom	100	100	(34,437)	(48,149)
Blanket Mine (1983) (Private) Limited (2)	Mining	$	Zimbabwe	64	64	(2,867)	(217)
Blanket Employee Trust Services (Private) Limited ("BETS") (1)	Employee trust	$	Zimbabwe	–	–	–	–
Motapa Mining Company UK Limited	Investment holding	$	United Kingdom	100	100	1	–
Arraskar Investments (Private) Limited	Exploration	$	Zimbabwe	100	100	–	–
Bilboes Gold Limited	Investment holding	$	Mauritius	100	100	40	–
Bilboes Holdings (Private) Limited	Gold project	$	United Kingdom	100	100	831	805
Caledonia Mining FZCO	Procurement	$	Dubai	100	100	436	61

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

38	Group entities (continued)

Intercompany balances with holding company (continued)

	Activity of the company	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
				2024	2023	2024	2023
Caledonia (Connemara) (Private) Limited	Dormant	$	Zimbabwe	100	100	–	–
Caledonia (Maligreen) (Private) Limited	Dormant	$	Zimbabwe	100	100	–	–
Caledonia (Bilboes & Motapa) (Private) Limited	Dormant	$	Zimbabwe	100	100	–	–

(1) BETS and the Community Trust are consolidated as structured entities.

(2) Refer to note 5 for the effective shareholding. NCI has a 13.2% (2023: 13.2%, 2022: 13.2%) interest in cash flows of Blanket only.

Intercompany transactions with holding company

	Loans advanced/ (repaid)		Interest received		Foreign exchange profits
	2024	2023	2024	2023	2024	2023

Caledonia Holdings Zimbabwe (Private) Limited	(26)	(4)	506	508	–	–
Caledonia Mining Services (Private) Limited	(6,536)	10,016	380	543	–	–
Caledonia Mining South Africa Proprietary Limited	1,039	(3,591)	(559)	(455)	214	675
Greenstone Management Services Holdings Limited	15,356	(9,103)	(1,644)	(2,449)	–	–
Blanket Mine (1983) (Private) Limited	(2,623)	(760)	(27)	(18)	–	–
Motapa Mining Company UK Limited	1	–	–	–	–	–
Bilboes Gold Limited	40	–	–	–	–	–
Bilboes Holdings (Private) Limited	23	805	3	–	–	–
Caledonia Mining FZCO	375	61	–	–	–	–
	7,649	(2,576)	(1,341)	(1,871)	214	675

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments

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

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

Information about reportable segments

For the twelve months ended December 31, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	179,369	–	3,649	–	–	–	183,018
Inter-segmental revenue	–	19,296	–	–	(19,296)	–	–
Royalty	(9,081)	–	(182)	–	–	–	(9,263)
Production costs	(77,245)	(17,579)	(3,386)	–	17,493	(27)	(80,744)
Depreciation	(16,906)	(152)	–	–	1,081	(44)	(16,021)
Other income	232	1	656	–	(29)	230	1,090
Other expenses*	(6,750)	–	(190)	–	–	–	(6,940)
Administrative expenses	(1,602)	(3,374)	(109)	(10)	35	(10,598)	(15,658)
Management fee	(2,924)	2,924	–	–	–	–	–
Cash-settled share-based expense	–	–	–	–	–	(201)	(201)
Equity-settled share-based expense	–	–	–	–	–	(1,054)	(1,054)
Net foreign exchange (loss) gain	(9,739)	(168)	24	–	(23)	184	(9,722)
Net derivative financial instrument expense	–	–	–	–	–	(831)	(831)
Finance income	–	606	–	–	(2,224)	1,644	26
Finance cost	(3,488)	(8)	(411)	(127)	2,221	(1,344)	(3,157)
Profit (loss) before tax	51,866	1,546	51	(137)	(742)	(12,041)	40,543
Tax expense	(16,418)	(517)	–	–	(78)	(476)	(17,489)
Profit (loss) after tax	35,448	1,029	51	(137)	(820)	(12,517)	23,054

*	Other expenses include impairment of plant and equipment of $1,711 for Blanket , as well as $1,973 and $126 retirement benefits for Blanket and Bilboes respectively.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

As at December 31, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany, including assets held for sale)	59,222	2,592	–	596	(1,696)	604	61,318
Non-current (excluding intercompany)	198,400	1,084	–	97,308	(5,644)	(4,102)	287,046
Assets held for sale (note 24)	13,512	–	–	–	–	–	13,512
Additions on property, plant and equipment (note 18)	28,570	441	–	–	(1,432)	2	27,581
Additions on evaluation and exploration assets (note 17)	–	–	–	4,889	–	–	4,889
Intercompany balances	53,342	20,101	671	–	(209,380)	135,266	–
Segment liabilities:
Current (excluding intercompany)	(36,507)	(4,032)	–	(1,988)	–	(2,868)	(45,395)
Non-current (excluding intercompany)	(63,731)	(199)	–	(4,089)	(75)	(411)	(68,505)
Intercompany balances	(16,727)	(38,179)	–	(77,091)	209,380	(77,383)	–

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

For the twelve months ended December 31, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Revenue	140,615	–	5,699	–	–	–	146,314
Inter-segmental revenue	–	17,623	–	–	(17,623)	–	–
Royalty	(7,318)	–	(319)	–	–	–	(7,637)
Production costs	(68,923)	(16,788)	(13,095)	–	16,097	–	(82,709)
Depreciation	(15,385)	(139)	–	–	1,079	(41)	(14,486)
Other income	236	10	1	–	(1,750)	1,766	263
Other expenses*	(4,353)	–	(14)	–	–	–	(4,367)
Administrative expenses	(912)	(4,301)	(2,101)	(8)	17	(10,124)	(17,429)
Management fee	(3,468)	3,471	–	–	(3)	–	–
Cash-settled share-based expense	–	–	–	–	660	(1,123)	(463)
Equity-settled share-based expense	–	–	–	–	–	(640)	(640)
Net foreign exchange (loss) gain	#(7,451)	(144)	97	–	(71)	797	#(6,772)
Net derivative financial instrument expense	–	–	–	–	–	(1,119)	(1,119)
Finance income	–	39	–	–	–	–	39
Finance cost	(3,323)	448	(189)	(22)	(2)	64	(3,024)
Profit (loss) before tax	#29,718	219	(9,921)	(30)	(1,596)	(10,420)	#7,970
Tax expense	(12,256)	(235)	–	–	(19)	(300)	(12,810)
Profit (loss) after tax	#17,462	(16)	(9,921)	(30)	(1,615)	(10,720)	#(4,840)

*

Other expenses include impairment of plant and equipment of $26 for Blanket and $851 for the Bilboes oxide mine, as well as impairment of the solar VAT and duty receivable amounting to $720 for Blanket.

#	Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

As at December 31, 2023	Zimbabwe	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany)	51,236	2,363	–	401	(1,757)	1,986	54,229
Non-current (excluding intercompany)	188,426	697	–	92,664	(5,294)	(2,419)	274,074
Assets held for sale	13,519	–	–	–	–	–	13,519
Additions on property, plant and equipment (note 18)	43,496	120	–	–	(2,570)	(11,440)	29,606
Additions on evaluation and exploration assets (note 17)	–	–	–	76,693	–	–	76,693
Intercompany balances	44,452	16,844	(214)	–	(145,523)	84,441	–
			–
Segment liabilities:
Current (excluding intercompany)	(31,747)	(4,421)	–	(1,755)	–	(2,210)	(40,133)
Non-current (excluding intercompany)	*(57,626)	–	–	(5,932)	4	(416)	*(63,970)
Intercompany balances	(24,412)	(34,193)	–	(5,691)	145,523	(81,227)	–

* Restated, refer to note 41.

For the twelve months ended December 31, 2022	Blanket	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
(Unaudited)
Revenue	142,082	–	–	–	142,082
Inter-segmental revenue	–	19,885	(19,885)	–	–
Royalty	(7,124)	–	–	–	(7,124)
Production costs	(62,701)	(18,883)	18,586	–	(62,998)
Depreciation	(10,735)	(153)	789	(42)	(10,141)
Other income	48	12	–	–	60
Other expenses*	(11,289)	(66)	–	(427)	(11,782)
Administrative expenses	(172)	(3,047)	–	(8,722)	(11,941)
Management fee	(3,454)	3,454	–	–	–
Cash-settled share-based expense	–	–	853	(1,462)	(609)
Equity-settled share-based expense	–	–	–	(484)	(484)
Net foreign exchange gain (loss)	#(5,673)	(119)	(291)	406	#(5,677)
Net derivative financial instrument expense	–	–	–	(1,198)	(1,198)
Finance income	–	17	–	–	17
Finance cost	(861)	(25)	–	229	(657)
Profit (loss) before tax	#40,121	1,075	52	(11,700)	#29,548
Tax expense	#(13,374)	(252)	117	(850)	#(14,359)
Profit (loss) after tax	#26,747	823	169	(12,550)	#15,189

*	Other expenses include impairment of plant and equipment of $8,209 for Blanket, as well as impairment of Connemara North of $720.
#	Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

As at December 31, 2022 (Unaudited)	Zimbabwe	South Africa	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany)	33,130	1,448	–	(83)	3,932	38,427
Non-current (excluding intercompany)	176,356	822	5,626	(5,446)	19,406	196,764
Additions on property, plant and equipment	38,763	(881)	872	(1,355)	10,821	48,220
Additions on evaluation and exploration assets	7,964	–	1,430	–	4	9,398
Intercompany balances	33,468	12,202	–	(107,227)	61,557	–

Segment liabilities:
Current (excluding intercompany)	(17,451)	(1,901)	–	–	(13,089)	(32,441)
Non-current (excluding intercompany)	*(43,967)	(101)	–	116	(1,109)	*(45,061)
Intercompany balances	(12,725)	(34,753)	–	107,227	(59,749)	–

* Restated, refer to note 41.

For the twelve months ended December 31, 2021	Blanket	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
(Unaudited)
Revenue	121,329	–	–	–	121,329
Inter-segmental revenue	–	21,662	(21,662)	–	–
Royalty	(6,083)	–	–	–	(6,083)
Production costs	(53,117)	(19,902)	19,893	–	(53,126)
Depreciation	(8,348)	(120)	466	(44)	(8,046)
Other income	47	(1)	–	–	46
Other expenses*	(3,241)	–	–	(3,895)	(7,136)
Administrative expenses	(128)	(2,867)	(2)	(6,094)	(9,091)
Management fee	(2,908)	2,908	–	–	–
Cash-settled share-based expense	–	29	691	(1,197)	(477)
Net foreign exchange (loss) gain	#(1,033)	(295)	(92)	389	#(1,031)
Net derivative financial instrument expense	–	(105)	–	(135)	(240)
Finance income	–	14	–	–	14
Finance cost	(1,614)	(16)	–	1,255	(375)
Profit (loss) before tax	#44,904	1,307	(706)	(9,721)	#35,784
Tax expense	#(13,303)	(652)	151	–	#(13,804)
Profit (loss) after tax	#31,601	655	(555)	(9,721)	#21,980

*	Other expenses include impairment of plant and equipment of $498 for Blanket, as well as impairment of Connemara North of $3,837 and CSR $1,167.
#	Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

As at December 31, 2021 (Unaudited)	Zimbabwe	South Africa	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany)	34,440	2,457	–	(162)	16,198	52,933
Non-current (excluding intercompany)	151,427	2,315	8,648	(4,880)	434	157,944
Additions on property, plant and equipment	30,575	1,713	–	(1,019)	–	31,269
Additions on evaluation and exploration assets	–	–	5,717	–	–	5,717
Intercompany balances	34,512	9,131	–	(91,697)	48,054	–

Segment liabilities:
Current (excluding intercompany)	(10,042)	(1,606)	–	–	(6,040)	(17,688)
Non-current (excluding intercompany)	*(39,628)	(313)	–	322	(1,107)	*(40,726)
Intercompany balances	(12,414)	(35,467)	–	91,697	(43,816)	–

* Restated, refer to note 41.

For the twelve months ended December 31, 2020 (Unaudited)	Blanket	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Revenue	100,002	–	–	–	100,002
Inter-segmental revenue	–	23,214	(23,214)	–	–
Royalty	(5,007)	–	–	–	(5,007)
Production costs	(44,032)	(20,318)	20,639	–	(43,711)
Depreciation	(4,920)	(91)	424	(41)	(4,628)
Other income	4,751	14	–	–	4,765
Other expenses*	(5,180)	(114)	–	(21)	(5,315)
Administrative expenses	(156)	(2,237)	10	(5,614)	(7,997)
Management fee	(2,492)	2,492	–	–	–
Cash-settled share-based expense	–	(114)	634	(1,933)	(1,413)
Net foreign exchange (loss) gain	#(237)	132	(272)	(173)	#(550)
Net derivative financial instrument expense	–	(164)	–	(102)	(266)
Finance income	–	53	–	9	62
Finance cost	(352)	(6)	–	(9)	(367)
Profit (loss) before tax	#42,377	2,861	(1,779)	(7,884)	#35,575
Tax expense	#(11,804)	(854)	380	(253)	#(12,531)
Profit (loss) after tax	#30,573	2,007	(1,399)	(8,137)	#23,044

*	Other expenses include impairment of exploration and evaluation assets of $2,930 and COVID-19 donations of $1,322.
#	Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

As at December 31, 2020 (Unaudited)	Zimbabwe	South Africa	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany, including assets held for sale)	27,070	5,320	–	(194)	12,390	44,586
Non-current (excluding intercompany)	127,100	716	6,768	(4,237)	2,987	133,334
Assets held for sale	–	–	500	–	–	500
Additions on property, plant and equipment	26,391	151	–	(1,887)	123	24,778
Additions on evaluation and exploration assets	–	–	3,059	–	–	3,059
Intercompany balances	17,482	6,752	–	(69,144)	44,910	–

Segment liabilities:
Current (excluding intercompany)	(6,831)	(1,797)	–	–	(1,336)	(9,964)
Non-current (excluding intercompany)	*(34,996)	–	–	264	(2,112)	(36,844)
Intercompany balances	–	(34,020)	–	69,144	(35,124)	–

* Restated, refer to note 41.

For the twelve months ended December 31, 2019	Blanket	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
(Unaudited)
Revenue	75,826	–	–	–	75,826
Inter-segmental revenue	–	15,973	(15,194)	(779)	-
Royalty	(3,854)	–	–	–	(3,854)
Production costs	(36,278)	(13,740)	13,618	–	(36,400)
Depreciation	(4,645)	(90)	350	(49)	(4,434)
Other income	2,016	258	–	–	2,274
Other expenses*	(498)	(168)	–	–	(666)
Administrative expenses	(126)	(1,736)	–	(3,775)	(5,637)
Management fee	(2,798)	2,798	–	–	-
Cash-settled share-based expense	(234)	(166)	–	(289)	(689)
Net foreign exchange gain	#5,553	9	–	18	#5,580
Profit with sale of subsidiary	–	–	–	5,409	5,409
Net derivative financial instrument expense	–	–	–	(601)	(601)
Finance income	–	99	–	47	146
Finance cost	(299)	(42)	–	(3)	(344)
Loss) before tax	# 34,663	3,195	(1,226)	(22)	#36,610
Tax expense	#(10,166)	(825)	192	(128)	#(10,927)
Profit (loss) after tax	#24,497	2,370	(1,034)	(150)	#25,683

*	Other expenses include impairment of plant and equipment of $144 for Blanket.
#	Restated, refer to note 41.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

39	Operating segments (continued)

As at January 1, 2020 (Unaudited)	Zimbabwe	South Africa	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany)	21,608	3,383	–	(139)	4,987	29,839
Non-current (excluding intercompany)	108,472	315	7,139	(2,456)	244	113,714
Additions on property, plant and equipment	21,293	47	–	(1,165)	248	20,423
Additions on evaluation and exploration assets	–	–	172	–	–	172
Intercompany balances	–	8,869		(52,783)	43,914	–

Segment liabilities:
Current (excluding intercompany)	(7,177)	(1,546)	–	–	(1,156)	(9,879)
Non-current (excluding intercompany)	*(33,803)	(17)	–	140	5	*(33,675)
Intercompany balances	(2,441)	(32,558)	–	52,783	(17,784)	–

* Restated, refer to note 41.

Major customer

Revenues from Fidelity amounted to $47,974 (2023: $66,177; 2022: $142,082) for the twelve months ended December 31, 2024 representing 23,567 ounces (2023: 35,415 ounces, 2022: 80,094 ounces).

The Group has made $111,946 (2023: $80,137, 2022: $Nil) of sales to AEG and $23,098 (2023: $Nil, 2022: $Nil) to Stonex Financial Limited up to December 31, 2024, representing 45,505 ounces (2023: 41,117 ounces, 2022: Nil ounces) and 8,845 ounces (2023: Nil ounces, 2022: Nil ounces) respectively. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales.

40	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2024 was $1,179 (2023: $1,290, 2022: $1,022).

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

41	Prior year error – restatement of comparative information

In preparation of the consolidated financial statements for the year ended December 31, 2024, an error was identified in the accounting interpretation related to the calculation of deferred tax liabilities at Blanket. The non-cash restatement does not affect income tax calculations or submissions.

In October 2018, the RTGS$ was introduced in Zimbabwe at 1:1 to the USD. The RTGS$ was deemed the only legal tender in Zimbabwe, and all liabilities held previously were to be denominated in RTGS$. In 2019, PN 26 (as described in note 3.1.5) required all income tax returns to be calculated in RTGS$ for transactions occurring prior to introducing the multi-currency regime in 2023.

Blanket’s deferred tax liabilities were incorrectly calculated in RTGS$ and accounted for as a monetary item where RTGS$ deferred tax temporary differences were translated to the USD functional currency. Gains related to the devaluation of the deferred tax liabilities were realised in profit or loss. Transactions from 2019 to 2022 affected the deferred tax liability calculation and continued to be denominated in RTGS$ in accordance with the legislated tax regime after the multi-currency regime was introduced. The accounting for the deferred tax liabilities in RTGS$ with the translation to USD remained consistent in all previous consolidated financial statements, yet the carrying value of the deferred tax liabilities should have been denominated in USD rather than RTGS$. The error, stemming from January 1, 2019, was corrected from the earliest period presented in these consolidated financial statements, as presented in the table below.

Consolidated statements of profit or loss and other comprehensive income

For the years ended	December 31, 2023			December 31, 2022			December 31, 2021
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange (loss) profit	(2,550)	(4,222)	(6,772)	4,411	(10,088)	(5,677)	1,184	(2,215)	(1,031)
Tax expense	(12,810)	–	(12,810)	(16,770)	2,411	(14,359)	(14,857)	1,053	(13,804)
(Loss) profit for the year	(618)	(4,222)	(4,840)	22,866	(7,677)	15,189	23,142	(1,162)	21,980
Total comprehensive income for the year	(1,240)	(4,222)	(5,462)	22,404	(7,677)	14,727	22,611	(1,162)	21,449
Non-controlling interests	3,580	(558)	3,022	4,963	(1,013)	3,950	4,737	(153)	4,584
Basic (loss) earnings per share ($)	(0.24)	(0.20)	(0.44)	1.36	(0.51)	0.85	1.49	(0.09)	1.40
Diluted (loss) earnings per share ($)	(0.24)	(0.20)	(0.44)	1.35	(0.50)	0.85	1.48	(0.08)	1.40

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

41	Prior year error – restatement of comparative information (continued)

Consolidated statements of profit or loss and other comprehensive income (continued)

For the years ended	December 31, 2020			December 31, 2019
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange (loss) profit	4,305	(4,855)	(550)	29,661	(24,081)	5,580
Tax expense	(15,173)	2,642	(12,531)	(10,290)	(637)	(10,927)
(Loss) profit for the year	25,257	(2,213)	23,044	50,401	(24,718)	25,683
Total comprehensive income for the year	25,084	(2,213)	22,871	48,341	(24,718)	23,623
Non-controlling interests	4,477	(292)	4,185	8,383	(4,005)	4,378
Basic (loss) earnings per share ($)	1.73	(0.16)	1.57	3.82	(1.88)	1.94
Diluted (loss) earnings per share ($)	1.73	(0.16)	1.57	3.81	(1.87)	1.94

Consolidated statements of financial position

As at	December 31, 2023			December 31, 2022			December 31, 2021
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Retained loss	(63,172)	(33,971)	(97,143)	(50,222)	(30,307)	(80,529)	(59,150)	(23,643)	(82,793)
Non-controlling interests	24,477	(6,021)	18,456	22,409	(5,463)	16,946	19,260	(4,450)	14,810
Deferred tax liabilities	6,131	39,992	46,123	5,123	35,770	40,893	8,034	28,093	36,127

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

41	Prior year error – restatement of comparative information (continued)

Consolidated statements of financial position (continued)

As at	December 31, 2020			January 1, 2020
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Retained loss	(71,487)	(22,635)	(94,122)	(88,380)	(20,714)	(109,094)
Non-controlling interests	16,524	(4,296)	12,228	16,302	(4,004)	12,298
Deferred tax liabilities	4,234	26,931	31,165	3,129	24,718	27,847

Further information on the material weakness identified as a result of the error is disclosed in section 11 of the MD&A.

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information

The below quarterly results for the periods 2019 to 2024 are unaudited.

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the period ended	3 months ending
	March 31, 2024 (Restated)	June 30, 2024 (Restated)	September 30, 2024 (Restated)
Revenue	38,528	50,107	46,868
Royalty	(1,934)	(2,475)	(2,422)
Production costs	(18,960)	(20,460)	(21,085)
Depreciation	(3,819)	(4,239)	(4,048)
Gross profit	13,815	22,933	19,313
Net foreign exchange loss	(4,882)	(2,182)	(3,132)
Administrative expenses	(2,611)	(3,664)	(3,954)
Net derivative financial instrument expense	(302)	(174)	(20)
Equity-settled share-based expense	(201)	(305)	(279)
Cash-settled share-based expense	(53)	(4)	(422)
Other expenses	(600)	(664)	(2,814)
Other income	164	185	16
Operating profit	5,330	16,125	8,708
Finance income	6	3	7
Finance cost	(732)	(797)	(831)
Profit before tax	4,604	15,331	7,884
Tax expense	(2,530)	(5,151)	(4,600)
Profit for the period	2,074	10,180	3,284

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(144)	178	629
Total comprehensive income for the period	1,930	10,358	3,913

Profit attributable to:
Owners of the Company	1,486	8,283	2,264
Non-controlling interests	588	1,897	1,020
Profit for the period	2,074	10,180	3,284

Total comprehensive income attributable to:
Owners of the Company	1,342	8,461	2,893
Non-controlling interests	588	1,897	1,020
Total comprehensive income for the period	1,930	10,358	3,913

Earnings per share
Basic earnings per share ($)	0.07	0.42	0.13
Diluted earnings per share ($)	0.07	0.42	0.13

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at	September 30, 2024 (Restated)	June 30, 2024 (Restated)	March 31, 2024 (Restated)

Exploration and evaluation assets	95,830	94,536	94,702
Property, plant and equipment	183,663	181,027	179,424
Deferred tax asset	310	180	181
Total non-current assets	279,803	275,743	274,307

Income tax receivable	70	274	80
Inventories	22,732	20,401	20,542
Derivative financial assets	–	20	26
Trade and other receivables	9,651	7,882	7,558
Prepayments	6,717	5,287	3,947
Cash and cash equivalents	7,204	15,412	1,831
Assets held for sale	13,483	13,484	13,486
Total current assets	59,857	62,760	47,470
Total assets	339,660	338,503	321,777

Equity and liabilities
Share capital	165,408	165,188	165,147
Reserves	139,029	138,445	137,876
Retained loss	(93,172)	(92,747)	(101,030)
Equity attributable to shareholders	211,265	210,886	201,993
Non-controlling interests	19,693	20,185	18,288
Total equity	230,958	231,071	220,281

Liabilities
Deferred tax liabilities	47,007	46,284	46,075
Provisions	9,562	9,416	10,395
Loans and borrowings	1,771	2,033	–
Loan note instruments	8,282	8,238	6,405
Cash-settled share-based payment	583	190	441
Lease liabilities	8	22	30
Total non-current liabilities	67,213	66,183	63,346

Cash-settled share-based payment	1,081	454	313
Income tax payable	2,244	4,152	102
Lease liabilities	94	114	141
Derivative financial liabilities	–	–	–
Loans and borrowings	–	–	–
Loan note instruments	855	855	665
Trade and other payables	22,278	18,803	20,842
Overdrafts	14,839	16,778	15,991
Liabilities associated with assets held for sale	98	93	96
Total current liabilities	41,489	41,249	38,150
Total liabilities	108,702	107,432	101,496
Total equity and liabilities	339,660	338,503	321,777

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of profit or loss and other comprehensive income

For the three months ended	March 31, 2024			June 30, 2024			September 30, 2024
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange loss	(4,139)	(743)	(4,882)	(2,014)	(168)	(2,182)	(3,129)	(3)	(3,132)
Tax expense	(2,530)	–	(2,530)	(5,151)	–	(5,151)	(4,600)	–	(4,600)
Profit (loss) for the period	2,817	(743)	2,074	10,348	(168)	10,180	3,287	(3)	3,284
Total comprehensive income for the period	2,673	(743)	1,930	10,526	(168)	10,358	3,916	(3)	3,913
Non-controlling interests	686	(98)	588	1,919	(22)	1,897	1,020	–	1,020
Basic earnings per share ($)	0.10	(0.03)	0.07	0.43	(0.01)	0.42	0.12	0.01	0.13
Diluted (loss) earnings per share ($)	0.10	(0.03)	0.07	0.43	(0.01)	0.42	0.12	0.01	0.13

Consolidated statements of financial position

As at	March 31, 2024			June 30, 2024			September 30, 2024
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Retained loss	(66,414)	(34,616)	(101,030)	(57,985)	(34,762)	(92,747)	(58,407)	(34,765)	(93,172)
Non-controlling interests	24,407	(6,119)	18,288	26,326	(6,141)	20,185	25,834	(6,141)	19,693
Deferred tax liabilities	5,340	40,735	46,075	5,381	40,903	46,284	6,101	40,906	47,007

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the period ended	3 months ending				12 months ending
	March 31, 2023 (Restated)	June 30, 2023 (Restated)	September 30, 2023 (Restated)	December 31, 2023 (Restated)	December 31, 2023 (Restated)
Revenue	29,435	37,031	41,187	38,661	146,314
Royalty	(1,480)	(1,963)	(2,207)	(1,987)	(7,637)
Production costs	(19,850)	(20,726)	(20,452)	(21,681)	(82,709)
Depreciation	(2,255)	(3,409)	(4,385)	(4,437)	(14,486)
Gross profit	5,850	10,933	14,143	10,556	41,482
Net foreign exchange gain (loss)	36	(5,270)	(1,044)	(494)	(6,772)
Administrative expenses	(5,938)	(3,183)	(2,889)	(5,419)	(17,429)
Net derivative financial instrument expense	(434)	(54)	(102)	(529)	(1,119)
Equity-settled share-based expense	(110)	(221)	(233)	(76)	(640)
Cash-settled share-based expense	(280)	9	(27)	(165)	(463)
Other expenses	(640)	(1,461)	(701)	(1,565)	(4,367)
Other income	18	168	62	15	263
Operating (loss) profit	(1,498)	921	9,209	2,323	10,955
Finance income	5	4	21	9	39
Finance cost	(772)	(1,061)	(529)	(662)	(3,024)
(Loss) profit before tax	(2,265)	(136)	8,701	1,670	7,970
Tax expense	(2,380)	(2,395)	(3,777)	(4,258)	(12,810)
(Loss) profit for the period	(4,645)	(2,531)	4,924	(2,588)	(4,840)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(369)	(330)	(79)	156	(622)
Total comprehensive income for the period	(5,014)	(2,861)	4,845	(2,432)	(5,462)

(Loss) profit attributable to:
Owners of the Company	(5,356)	(2,928)	3,823	(3,401)	(7,862)
Non-controlling interests	711	397	1,101	813	3,022
(Loss) profit for the period	(4,645)	(2,531)	4,924	(2,588)	(4,840)

Total comprehensive income attributable to:
Owners of the Company	(5,725)	(3,258)	3,744	(3,245)	(8,484)
Non-controlling interests	711	397	1,101	813	3,022
Total comprehensive income for the period	(5,014)	(2,861)	4,845	(2,432)	(5,462)

(Loss) earnings per share
Basic (loss) earnings per share ($)	(0.32)	(0.14)	0.21	(0.19)	(0.44)
Diluted (loss) earnings per share ($)	(0.32)	(0.14)	0.21	(0.19)	(0.44)

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at	December 31, 2023 (Restated)	September 30, 2023 (Restated)	June 30, 2023 (Restated)	March 31, 2023 (Restated)

Exploration and evaluation assets	94,272	92,831	87,416	89,129
Property, plant and equipment	179,649	172,784	181,710	179,824
Deferred tax asset	153	198	160	116
Total non-current assets	274,074	265,813	269,286	269,069

Income tax receivable	1,120	–	103	82
Inventories	20,304	18,826	18,454	18,477
Derivative financial assets	88	684	763	6
Trade and other receivables	9,952	5,749	8,560	9,957
Prepayments	2,538	5,093	3,940	3,356
Cash and cash equivalents	6,708	10,775	12,785	19,021
Assets held for sale	13,519	13,397	–	–
Total current assets	54,229	54,524	44,605	50,899
Total assets	328,303	320,337	313,891	319,968

Equity and liabilities
Share capital	165,068	165,157	165,157	156,230
Reserves	137,819	137,587	137,433	137,542
Retained loss	(97,143)	(93,741)	(94,878)	(86,512)
Equity attributable to shareholders	205,744	209,003	207,712	207,260
Non-controlling interests	18,456	17,643	16,542	16,145
Total equity	224,200	226,646	224,254	223,405

Liabilities
Deferred tax liabilities	46,123	42,781	41,761	40,979
Provisions	10,985	8,432	3,727	3,698
Loan note instruments	6,447	6,390	6,896	4,111
Cash-settled share-based payment	374	229	190	386
Lease liabilities	41	93	132	167
Total non-current liabilities	63,970	57,925	52,706	49,341

Cash-settled share-based payment	920	674	660	482
Income tax payable	10	2,841	2,511	2,210
Lease liabilities	167	138	136	136
Derivative financial liabilities	–	22	–	–
Loans and borrowings	–	–	771	–
Loan note instruments	665	665	–	2,514
Trade and other payables	20,503	17,459	17,161	26,048
Overdrafts	17,740	13,967	15,692	15,832
Liabilities associated with assets held for sale	128	–	–	–
Total current liabilities	40,133	35,766	36,931	47,222
Total liabilities	104,103	93,691	89,637	96,563
Total equity and liabilities	328,303	320,337	313,891	319,968

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of profit or loss and other comprehensive income

For the three months ended	March 31, 2023			June 30, 2023			September 30, 2023			December 31, 2023
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange gain (loss)	1,533	(1,497)	36	(3,610)	(1,660)	(5,270)	(257)	(787)	(1,044)	(216)	(278)	(494)
Tax expense	(3,502)	1,122	(2,380)	(1,273)	(1,122)	(2,395)	(3,777)	–	(3,777)	(4,258)	–	(4,258)
(Loss) profit for the period	(4,270)	(375)	(4,645)	251	(2,782)	(2,531)	5,711	(787)	4,924	(2,310)	(278)	(2,588)
Total comprehensive income for the period	(4,639)	(375)	(5,014)	(79)	(2,782)	(2,861)	5,632	(787)	4,845	(2,154)	(278)	(2,432)
Non-controlling interests	760	(49)	711	764	(367)	397	1,205	(104)	1,101	850	(37)	813
Basic earnings per share ($)	(0.30)	(0.02)	(0.32)	(0.01)	(0.13)	(0.14)	0.24	(0.03)	0.21	(0.17)	(0.02)	(0.19)
Diluted (loss) earnings per share ($)	(0.30)	(0.02)	(0.32)	(0.01)	(0.13)	(0.14)	0.24	(0.03)	0.21	(0.17)	(0.02)	(0.19)

Consolidated statements of financial position

As at	March 31, 2023			June 30, 2023			September 30, 2023			December 31, 2023
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Retained loss	(55,879)	(30,633)	(86,512)	(61,830)	(33,048)	(94,878)	(60,010)	(33,731)	(93,741)	(63,172)	(33,971)	(97,143)
Non-controlling interests	21,657	(5,512)	16,145	22,421	(5,879)	16,542	23,626	(5,983)	17,643	24,477	(6,021)	18,456
Deferred tax liabilities	4,834	36,145	40,979	2,834	38,927	41,761	3,067	39,714	42,781	6,131	39,992	46,123

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the period ended	3 months ending				12 months ending
	March 31, 2022 (Restated)	June 30, 2022 (Restated)	September 30, 2022 (Restated)	December 31, 2022 (Restated)	December 31, 2022 (Restated)
Revenue	35,072	36,992	35,840	34,178	142,082
Royalty	(1,758)	(1,854)	(1,796)	(1,716)	(7,124)
Production costs	(14,359)	(14,502)	(15,802)	(18,335)	(62,998)
Depreciation	(2,063)	(2,639)	(2,670)	(2,769)	(10,141)
Gross profit	16,892	17,997	15,572	11,358	61,819
Net foreign exchange loss	(1,248)	(450)	(272)	(3,707)	(5,677)
Administrative expenses	(2,371)	(2,908)	(2,789)	(3,873)	(11,941)
Net derivative financial instrument expense	(1,738)	41	537	(38)	(1,198)
Equity-settled share-based expense	(82)	–	(94)	(308)	(484)
Cash-settled share-based expense	(367)	57	(25)	(274)	(609)
Other expenses	(793)	(490)	(552)	(9,947)	(11,782)
Other income	2	1	14	43	60
Operating profit (loss)	10,295	14,248	12,391	(6,746)	30,188
Finance income	1	2	7	7	17
Finance cost	(117)	(177)	(16)	(347)	(657)
Profit (loss) before tax	10,179	14,073	12,382	(7,086)	29,548
Tax expense	(4,768)	(5,819)	(4,456)	684	(14,359)
Profit (loss) for the period	5,411	8,254	7,926	(6,402)	15,189

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	693	(852)	(699)	396	(462)
Total comprehensive income for the period	6,104	7,402	7,227	(6,006)	14,727

Profit (loss) attributable to:
Owners of the Company	4,025	6,928	6,644	(6,358)	11,239
Non-controlling interests	1,386	1,326	1,282	(44)	3,950
Profit (loss) for the period	5,411	8,254	7,926	(6,402)	15,189

Total comprehensive income attributable to:
Owners of the Company	4,718	6,076	5,945	(5,962)	10,777
Non-controlling interests	1,386	1,326	1,282	(44)	3,950
Total comprehensive income for the period	6,104	7,402	7,227	(6,006)	14,727

Earnings (loss) per share
Basic earnings (loss) per share ($)	0.30	0.54	0.51	(0.50)	0.85
Diluted earnings (loss) per share ($)	0.30	0.54	0.51	(0.50)	0.85

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at	December 31, 2022 (Restated)	September 30, 2022 (Restated)	June 30, 2022 (Restated)	March 31, 2022 (Restated)

Exploration and evaluation assets	17,579	9,128	8,817	8,405
Property, plant and equipment	178,983	178,692	170,410	159,566
Deferred tax asset	202	160	127	92
Total non-current assets	196,764	187,980	179,354	168,063

Income tax receivable	40	38	182	37
Inventories	18,334	19,675	20,535	20,297
Derivative financial assets	440	–	–	–
Trade and other receivables	9,185	8,815	7,748	10,215
Prepayments	3,693	3,885	3,518	4,393
Cash and cash equivalents	6,735	8,256	10,862	15,286
Total current assets	38,427	40,669	42,845	50,228
Total assets	235,191	228,649	222,199	218,291

Equity and liabilities
Share capital	83,471	83,471	83,471	83,471
Reserves	137,801	137,097	137,702	138,554
Retained loss	(80,529)	(70,579)	(75,421)	(80,556)
Equity attributable to shareholders	140,743	149,989	145,752	141,469
Non-controlling interests	16,946	16,990	16,615	16,196
Total equity	157,689	166,979	162,367	157,665

Liabilities
Deferred tax liabilities	40,893	40,595	38,691	37,574
Provisions	2,958	2,927	3,059	3,217
Cash-settled share-based payment	1,029	704	676	817
Lease liabilities	181	194	256	320
Total non-current liabilities	45,061	44,420	42,682	41,928

Cash-settled share-based payment	1,188	827	813	818
Income tax payable	1,324	1,867	3,327	3,108
Lease liabilities	132	127	127	136
Derivative financial liabilities	–	–	122	4,037
Loan note instruments	7,104	–	–	–
Trade and other payables	17,454	12,340	12,761	9,743
Overdrafts	5,239	2,089	–	856
Total current liabilities	32,441	17,250	17,150	18,698
Total liabilities	77,502	61,670	59,832	60,626
Total equity and liabilities	235,191	228,649	222,199	218,291

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of profit or loss and other comprehensive income

For the three months ended	March 31, 2022			June 30, 2022			September 30, 2022			December 31, 2022
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange gain (loss)	909	(2,157)	(1,248)	4,172	(4,622)	(450)	1,559	(1,831)	(272)	(2,229)	(1,478)	(3,707)
Tax expense	(4,719)	(49)	(4,768)	(5,314)	(505)	(5,819)	(4,018)	(438)	(4,456)	(2,719)	3,403	684
Profit (loss) for the period	7,617	(2,206)	5,411	13,381	(5,127)	8,254	10,195	(2,269)	7,926	(8,327)	1,925	(6,402)
Total comprehensive income for the period	8,310	(2,206)	6,104	12,529	(5,127)	7,402	9,496	(2,269)	7,227	(7,931)	1,925	(6,006)
Non-controlling interests	1,677	(291)	1,386	2,003	(677)	1,326	1,581	(299)	1,282	(298)	254	(44)
Basic earnings per share ($)	0.45	(0.15)	0.30	0.88	(0.34)	0.54	0.65	(0.14)	0.51	(0.62)	0.12	(0.50)
Diluted (loss) earnings per share ($)	0.45	(0.15)	0.30	0.88	(0.34)	0.54	0.65	(0.14)	0.51	(0.62)	0.12	(0.50)

Consolidated statements of financial position

As at	March 31, 2022			June 30, 2022			September 30, 2022			December 31, 2022
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Retained loss	(54,998)	(25,558)	(80,556)	(45,413)	(30,008)	(75,421)	(38,601)	(31,978)	(70,579)	(50,222)	(30,307)	(80,529)
Non-controlling interests	20,937	(4,741)	16,196	22,033	(5,418)	16,615	22,707	(5,717)	16,990	22,409	(5,463)	16,946
Deferred tax liabilities	7,275	30,299	37,574	3,265	35,426	38,691	2,900	37,695	40,595	5,123	35,770	40,893

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the period ended	3 months ending				12 months ending
	March 31, 2021 (Restated)	June 30, 2021 (Restated)	September 30, 2021 (Restated)	December 31, 2021 (Restated)	December 31, 2021 (Restated)
Revenue	25,720	29,977	33,496	32,136	121,329
Royalty	(1,289)	(1,503)	(1,679)	(1,612)	(6,083)
Production costs	(12,857)	(12,362)	(13,729)	(14,178)	(53,126)
Depreciation	(1,193)	(2,199)	(2,351)	(2,303)	(8,046)
Gross profit	10,381	13,913	15,737	14,043	54,074
Net foreign exchange gain (loss)	105	(427)	186	(895)	(1,031)
Administrative expenses	(1,610)	(1,745)	(1,906)	(3,830)	(9,091)
Net derivative financial instrument expense	(114)	7	–	(133)	(240)
Cash-settled share-based expense	(152)	(31)	(243)	(51)	(477)
Other expenses	(258)	(3,883)	(1,254)	(1,741)	(7,136)
Other income	23	7	12	4	46
Operating profit	8,375	7,841	12,532	7,397	36,145
Finance income	3	4	4	3	14
Finance cost	(121)	(227)	(17)	(10)	(375)
Profit before tax	8,257	7,618	12,519	7,390	35,784
Tax expense	(2,352)	(3,511)	(4,203)	(3,738)	(13,804)
Profit for the period	5,905	4,107	8,316	3,652	21,980

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(202)	383	(330)	(382)	(531)
Total comprehensive income for the period	5,703	4,490	7,986	3,270	21,449

Profit attributable to:
Owners of the Company	4,968	2,954	6,933	2,541	17,396
Non-controlling interests	937	1,153	1,383	1,111	4,584
Profit for the period	5,905	4,107	8,316	3,652	21,980

Total comprehensive income attributable to:
Owners of the Company	4,766	3,337	6,603	2,159	16,865
Non-controlling interests	937	1,153	1,383	1,111	4,584
Total comprehensive income for the period	5,703	4,490	7,986	3,270	21,449

Earnings per share
Basic earnings per share ($)	0.41	0.24	0.56	0.20	1.40
Diluted earnings per share ($)	0.41	0.24	0.56	0.20	1.40

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at	December 31, 2021 (Restated)	September 30, 2021 (Restated)	June 30, 2021 (Restated)	March 31, 2021 (Restated)

Exploration and evaluation assets	8,648	4,354	4,232	6,958
Property, plant and equipment	149,102	142,965	136,563	131,671
Deferred tax asset	194	102	130	96
Total non-current assets	157,944	147,421	140,925	138,725

Income tax receivable	101	27	179	63
Inventories	20,812	18,134	15,625	14,363
Derivative financial assets	–	–	–	1,045
Trade and other receivables	7,938	11,828	9,306	11,247
Prepayments	6,930	7,110	4,827	3,988
Cash and cash equivalents	17,152	13,213	16,669	13,027
Assets held for sale	–	–	500	500
Total current assets	52,933	50,312	47,106	44,233
Total assets	210,877	197,733	188,031	182,958

Equity and liabilities
Share capital	82,667	74,696	74,696	74,696
Reserves	137,779	138,161	138,491	138,108
Retained loss	(82,793)	(83,636)	(88,995)	(90,491)
Equity attributable to shareholders	137,653	129,221	124,192	122,313
Non-controlling interests	14,810	14,456	13,607	12,810
Total equity	152,463	143,677	137,799	135,123

Liabilities
Deferred tax liabilities	36,127	34,855	33,457	32,628
Provisions	3,294	3,427	3,433	3,334
Cash-settled share-based payment	974	931	741	650
Lease liabilities	331	260	299	169
Total non-current liabilities	40,726	39,473	37,930	36,781

Cash-settled share-based payment	2,053	1,768	1,555	1,575
Income tax payable	1,562	1,919	1,497	861
Lease liabilities	134	103	104	42
Derivative financial liabilities	3,095	–	–	–
Loans and borrowings	–	70	178	286
Loan note instruments	–	–	–	–
Trade and other payables	9,957	10,520	8,968	8,290
Overdrafts	887	203	–	–
Total current liabilities	17,688	14,583	12,302	11,054
Total liabilities	58,414	54,056	50,232	47,835
Total equity and liabilities	210,877	197,733	188,031	182,958

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of profit or loss and other comprehensive income

For the three months ended	March 31, 2021			June 30, 2021			September 30, 2021			December 31, 2021
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange gain (loss)	273	(168)	105	(345)	(82)	(427)	413	(227)	186	843	(1,738)	(895)
Tax expense	(3,002)	650	(2,352)	(3,893)	382	(3,511)	(4,423)	220	(4,203)	(3,539)	(199)	(3,738)
Profit (loss) for the period	5,423	482	5,905	3,807	300	4,107	8,323	(7)	8,316	5,589	(1,937)	3,652
Total comprehensive income for the period	5,221	482	5,703	4,190	300	4,490	7,993	(7)	7,986	5,207	(1,937)	3,270
Non-controlling interests	873	64	937	1,113	40	1,153	1,384	(1)	1,383	1,367	(256)	1,111
Basic earnings per share ($)	0.37	0.04	0.41	0.21	(0.03)	0.24	0.57	(0.01)	0.56	0.34	(0.14)	0.20
Diluted (loss) earnings per share ($)	0.37	0.04	0.41	0.21	(0.03)	0.24	0.57	(0.01)	0.56	0.33	(0.13)	0.20

Consolidated statements of financial position

As at	March 31, 2021			June 30, 2021			September 30, 2021			December 31, 2021
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Retained loss	(68,274)	(22,217)	(90,491)	(67,038)	(21,957)	(88,995)	(61,673)	(21,963)	(83,636)	(59,150)	(23,643)	(82,793)
Non-controlling interests	17,042	(4,232)	12,810	17,799	(4,192)	13,607	18,649	(4,193)	14,456	19,260	(4,450)	14,810
Deferred tax liabilities	6,179	26,449	32,628	7,308	26,149	33,457	8,699	26,156	34,855	8,034	28,093	36,127

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the period ended	3 months ending				12 months ending
	March 31, 2020 (Restated)	June 30, 2020 (Restated)	September 30, 2020 (Restated)	December 31, 2020 (Restated)	December 31, 2020 (Restated)
Revenue	23,602	22,913	25,359	28,128	100,002
Royalty	(1,182)	(1,146)	(1,271)	(1,408)	(5,007)
Production costs	(10,687)	(11,451)	(10,399)	(11,174)	(43,711)
Depreciation	(1,173)	(1,141)	(1,143)	(1,171)	(4,628)
Gross profit	10,560	9,175	12,546	14,375	46,656
Net foreign exchange gain (loss)	940	(224)	252	(1,518)	(550)
Administrative expenses	(1,547)	(1,275)	(2,539)	(2,636)	(7,997)
Net derivative financial instrument expense	(35)	(113)	27	(145)	(266)
Cash-settled share-based expense	(184)	(762)	(231)	(236)	(1,413)
Other expenses	(208)	(1,314)	(305)	(3,488)	(5,315)
Other income	1,918	2,791	27	29	4,765
Operating profit	11,444	8,278	9,777	6,381	35,880
Finance income	14	18	4	26	62
Finance cost	(152)	(147)	(91)	23	(367)
Profit before tax	11,306	8,149	9,690	6,430	35,575
Tax expense	(2,072)	(3,514)	(4,995)	(1,950)	(12,531)
Profit for the period	9,234	4,635	4,695	4,480	23,044

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(1,351)	293	(88)	973	(173)
Total comprehensive income for the period	7,883	4,928	4,607	5,453	22,871

Profit attributable to:
Owners of the Company	7,854	3,644	3,795	3,566	18,859
Non-controlling interests	1,380	991	900	914	4,185
Profit for the period	9,234	4,635	4,695	4,480	23,044

Total comprehensive income attributable to:
Owners of the Company	6,503	3,937	3,707	4,539	18,686
Non-controlling interests	1,380	991	900	914	4,185
Total comprehensive income for the period	7,883	4,928	4,607	5,453	22,871

Earnings per share
Basic earnings per share ($)	0.69	0.29	0.31	0.28	1.57
Diluted earnings per share ($)	0.69	0.29	0.31	0.28	1.57

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at	December 31, 2020 (Restated)	September 30, 2020 (Restated)	June 30, 2020 (Restated)	March 31, 2020 (Restated)

Exploration and evaluation assets	6,768	7,214	7,200	7,163
Property, plant and equipment	126,479	116,709	112,210	109,376
Deferred tax asset	87	105	96	70
Total non-current assets	133,334	124,028	119,506	116,609

Income tax receivable	76	–	–	–
Inventories	16,798	14,280	12,010	11,358
Derivative financial assets	1,184	1,160	1,112	68
Trade and other receivables	4,962	6,839	7,170	6,121
Prepayments	1,974	4,254	2,915	2,950
Cash and cash equivalents	19,092	21,562	11,639	13,825
Assets held for sale	500	–	–	–
Total current assets	44,586	48,095	34,846	34,322
Total assets	177,920	172,123	154,352	150,931

Equity and liabilities
Share capital	74,696	74,696	62,158	62,128
Reserves	138,310	137,337	137,425	137,132
Retained loss	(94,122)	(96,468)	(99,277)	(102,052)
Equity attributable to shareholders	118,884	115,565	100,306	97,208
Non-controlling interests	12,228	11,526	10,769	9,921
Total equity	131,112	127,091	111,075	107,129

Liabilities
Deferred tax liabilities	31,165	29,339	28,337	27,468
Provisions	3,567	3,404	3,384	3,365
Loans and borrowings	–	193	263	915
Cash-settled share-based payment	1,934	1,692	1,384	530
Lease liabilities	178	–	–	–
Total non-current liabilities	36,844	34,628	33,368	32,278

Cash-settled share-based payment	336	285	73	1,482
Income tax payable	495	1,902	1,267	–
Lease liabilities	61	–	–	–
Loans and borrowings	408	322	458	670
Trade and other payables	8,664	7,895	8,111	9,372
Total current liabilities	9,964	10,404	9,909	11,524
Total liabilities	46,808	45,032	43,277	43,802
Total equity and liabilities	177,920	172,123	154,352	150,931

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of profit or loss and other comprehensive income

For the three months ended	March 31, 2020			June 30, 2020			September 30, 2020			December 31, 2020
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange gain (loss)	2,223	(1,283)	940	1,486	(1,710)	(224)	985	(733)	252	(389)	(1,129)	(1,518)
Tax expense	(2,910)	838	(2,072)	(3,507)	(7)	(3,514)	(4,993)	(2)	(4,995)	(3,763)	1,813	(1,950)
Profit (loss) for the period	9,679	(445)	9,234	6,352	(1,717)	4,635	5,430	(735)	4,695	3,796	684	4,480
Total comprehensive income for the period	8,328	(445)	7,883	6,645	(1,717)	4,928	5,342	(735)	4,607	4,769	684	5,453
Non-controlling interests	1,439	(59)	1,380	1,218	(227)	991	997	(97)	900	823	91	914
Basic earnings per share ($)	0.71	(0.02)	0.69	0.43	(0.14)	0.29	0.37	(0.06)	0.31	0.22	0.06	0.28
Diluted (loss) earnings per share ($)	0.71	(0.02)	0.69	0.43	(0.14)	0.29	0.37	(0.06)	0.31	0.22	0.06	0.28

Consolidated statements of financial position

As at	March 31, 2020			June 30, 2020			September 30, 2020			December 31, 2020
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Retained loss	(80,952)	(21,100)	(102,052)	(76,687)	(22,590)	(99,277)	(73,240)	(23,228)	(96,468)	(71,487)	(22,635)	(94,122)
Non-controlling interests	13,984	(4,063)	9,921	15,059	(4,290)	10,769	15,913	(4,387)	11,526	16,524	(4,296)	12,228
Deferred tax liabilities	2,305	25,163	27,468	1,457	26,880	28,337	1,724	27,615	29,339	4,234	26,931	31,165

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the period ended	3 months ending				12 months ending
	March 31, 2019 (Restated)	June 30, 2019 (Restated)	September 30, 2019 (Restated)	December 31, 2019 (Restated)	December 31, 2019 (Restated)
Revenue	15,920	16,520	19,953	23,433	75,826
Royalty	(819)	(864)	(999)	(1,172)	(3,854)
Production costs	(9,769)	(7,571)	(9,410)	(9,650)	(36,400)
Depreciation	(1,048)	(1,052)	(1,059)	(1,275)	(4,434)
Gross profit	4,284	7,033	8,485	11,336	31,138
Net foreign exchange gain (loss)	3,280	2,206	1,642	(1,548)	5,580
Administrative expenses	(1,396)	(1,309)	(1,246)	(1,686)	(5,637)
Net derivative financial instrument expense	(130)	(194)	–	(277)	(601)
Cash-settled share-based expense	(361)	(9)	(36)	(283)	(689)
Profit on sale of subsidiary	5,409	–	–	–	5,409
Other expenses	(89)	(220)	(173)	(184)	(666)
Other income	1,289	749	5	231	2,274
Operating profit	12,286	8,256	8,677	7,589	36,808
Finance income	6	44	30	66	146
Finance cost	(54)	(16)	(46)	(228)	(344)
Profit before tax	12,238	8,284	8,661	7,427	36,610
Tax expense	3,403	(8,141)	(3,861)	(2,328)	(10,927)
Profit for the period	15,641	143	4,800	5,099	25,683

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(144)	144	(353)	402	49
Reclassification of accumulated exchange differences on the sale of subsidiary	(2,109)	–	–	–	(2,109)
Total comprehensive income for the period	13,388	287	4,447	5,501	23,623

Profit attributable to:
Owners of the Company	13,443	4	3,901	3,956	21,305
Non-controlling interests	2,198	139	899	1,143	4,378
Profit for the period	15,641	143	4,800	5,099	25,683

Total comprehensive income attributable to:
Owners of the Company	11,190	148	3,548	4,358	19,245
Non-controlling interests	2,198	139	899	1,143	4,378
Total comprehensive income for the period	13,388	287	4,447	5,501	23,623

Earnings per share
Basic earnings per share ($)	1.23	0.001	0.34	0.36	1.94
Diluted earnings per share ($)	1.23	0.001	0.34	0.36	1.94

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at	December 31, 2019 (Restated)	September 30, 2019 (Restated)	June 30, 2019 (Restated)	March 31, 2019 (Restated)

Exploration and evaluation assets	7,139	7,102	7,050	7,013
Property, plant and equipment	106,512	102,077	97,575	94,579
Trade and other receivables	–	–	970	967
Deferred tax asset	63	76	76	66
Total non-current assets	113,714	109,255	105,671	102,625

Inventories	11,092	10,238	9,729	9,068
Derivative financial assets	102	–	–	194
Trade and other receivables	6,912	7,936	6,492	5,456
Prepayments	2,350	1,773	1,550	1,077
Cash and cash equivalents	9,383	8,026	7,875	9,742
Assets held for sale	–	–	–	–
Total current assets	29,839	27,973	25,646	25,537
Total assets	143,553	137,228	131,317	128,162

Equity and liabilities
Share capital	56,065	56,065	56,065	55,995
Reserves	140,730	140,328	140,681	140,537
Retained loss	(109,094)	(112,300)	(115,460)	(114,724)
Equity attributable to shareholders	87,701	84,093	81,286	81,808
Non-controlling interests	12,298	11,297	10,540	10,543
Total equity	99,999	95,390	91,826	92,351

Liabilities
Deferred tax liabilities	27,847	27,409	25,777	19,200
Provisions	3,346	3,324	3,319	3,314
Loans and borrowings	1,942	424	912	1,987
Cash-settled share-based payment	540	322	284	271
Total non-current liabilities	33,675	31,479	30,292	24,772

Cash-settled share-based payment	–	–	–	134
Income tax payable	163	2,346	1,598	1,205
Lease liabilities	349	–	–	–
Loans and borrowings	529	–	–	–
Trade and other payables	8,348	8,013	7,601	9,700
Overdrafts	490	–	–	–
Total current liabilities	9,879	10,359	9,199	11,039
Total liabilities	43,554	41,838	39,491	35,811
Total equity and liabilities	143,553	137,228	131,317	128,162

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

42	Prior year error – restatement of quarterly comparative information (continued)

Consolidated statements of profit or loss and other comprehensive income

For the three months ended	March 31, 2019			June 30, 2019			September 30, 2019			December 31, 2019
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange gain (loss)	3,280	–	3,280	21,645	(19,439)	2,206	3,345	(1,703)	1,642	1,391	(2,939)	(1,548)
Tax expense	(1,519)	4,922	3,403	223	(8,364)	(8,141)	(1,858)	(2,003)	(3,861)	(7,136)	4,808	(2,328)
Profit (loss) for the period	10,719	4,922	15,641	27,946	(27,803)	143	8,506	(3,706)	4,800	3,230	1,869	5,099
Total comprehensive income for the period	8,466	4,922	13,388	28,090	(27,803)	287	8,153	(3,706)	4,447	3,632	1,869	5,501
Non-controlling interests	1,401	797	2,198	4,643	(4,504)	139	1,499	(600)	899	840	303	1,143
Basic earnings per share ($)	0.89	0.34	1.23	2.11	(2.11)	0.001	0.63	(0.29)	0.34	0.19	0.17	0.36
Diluted (loss) earnings per share ($)	0.89	0.34	1.23	2.11	(2.11)	0.001	0.63	(0.29)	0.34	0.18	0.18	0.36

Consolidated statements of financial position

As at	March 31, 2019			June 30, 2019			September 30, 2019			December 31, 2019
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Retained loss	(118,849)	4,125	(114,724)	(96,286)	(19,174)	(115,460)	(90,020)	(22,280)	(112,300)	(88,380)	(20,714)	(109,094)
Non-controlling interests	9,746	797	10,543	14,247	(3,707)	10,540	15,604	(4,307)	11,297	16,302	(4,004)	12,298
Deferred tax liabilities	24,122	(4,922)	19,200	2,896	22,881	25,777	822	26,587	27,409	3,129	24,718	27,847

Caledonia Mining Corporation Plc
Notes to the consolidated financial statements
For the years ended December 31, 2024, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)

43	Subsequent events

There were no significant subsequent events between December 31, 2024 and the date of issue of these financial statements other than included in the preceding notes and below to the consolidated financial statements.

43.1	Sale of the solar plant

Completion of the solar plant sale was successful on April 11, 2025. The purchase consideration of $22.4 million is payable in cash, and the power generation of the solar plant will continue to be sold to Blanket Mine by way of a power purchase agreement. Upon completion of the sale, Caledonia realised a pre-tax profit of $9 million on the $13.4 million construction cost of the solar plant.

43.2	Share-based payments

On April 1, 2025 84,240 PUs vested and 151,551 PUs were granted to certain management and employees within the Group.

On April 1, 2025 113,693 vested and 129,540 EPUs and 6,004 ERSUs were granted to certain management and employees within the Group.

43.3	Asset-based financing

Potential asset-based financing of $1.6 million for vehicles is being finalized by Nedbank.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: May 15, 2025

CALEDONIA MINING CORPORATION PLC

By:	/s/ Ross Jerrard
Ross Jerrard Chief Financial Officer