Form 20-F
period 2025-12-31
Caledonia Mining Corp Plc
filed 2026-04-23
CIK 766011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from to

Commission file number 001-38164

Caledonia Mining Corporation Plc

(Exact name of Registrant as specified in its charter)

Jersey, Channel Islands

(Jurisdiction of incorporation or organization)

Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands JE2 3NJ

(Address of principal executive offices)

R.I. Jerrard, +44 1534 679 800, rjerrard@caledoniamining.com, 2 Mulcaster Street, St Helier, Jersey,
Channel Islands JE2 3NJ

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

19,304,784 (“Common shares” or “shares”) as of December 31, 2025

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

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes          ☒ No

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (“Annual Report”) and the exhibits attached hereto contain “forward-looking information” and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation that involve risks and uncertainties relating, but not limited to, the Company’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this Annual Report include: our mineral reserve and mineral resource calculations with underlying assumptions, production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates, Caledonia Mining Corporation Plc and subsidiaries (“Caledonia” or “Company” or “Group”) plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral reserves and mineral resources, capital costs, our intentions with respect to financial position and third party financing and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated mineral reserves and mineral resources, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors.

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

CURRENCY

Unless otherwise indicated, all references to “$”, “US dollars”. “USD”, or “US$” are to United States of America dollars.

FOREIGN PRIVATE ISSUER FILINGS

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

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

Future sales of our shares into the public market by holders of our compensatory securities may lower the market price, which may result in losses to our shareholders.

Following vesting of long-term incentive plan awards on April 1, 2026 and the subsequent issue of shares, we had 19,335,079 shares issued and outstanding. Awards under the incentive plan made to executives and certain other senior members of management on April 7, 2023, April 8, 2024, April 1, 2025 and April 1, 2026 consisting of a target of 80,773, 125,433, 110,830 and 132,360 Equity-settled Performance Units (“EPUs”) respectively, are only to be settled in shares. 6,004 Equity Restricted Share Units (“ERSUs”) were granted to a senior manager on April 1, 2025 with a balance of 4,125 as of April 2, 2026 after dividends were reinvested and following vesting of a third of his ERSUs on April 1, 2026. The EPUs and ERSUs that vest will be subject to a performance multiplier and a maximum amount of 150% of target EPUs could vest in all cases other than for EPUs granted to senior members of the project management team specifically responsible for delivery of the Bilboes Gold Project whose EPUs could vest in a maximum amount of 200% of target EPUs. Accordingly, providing for such a maximum amount, Caledonia could grant options on a further 1,345,171 shares as at the date of this Annual Report on the assumption that all other outstanding awards (other than the options mentioned above) are settled in cash at the request of the holders. As of April 2, 2026, our senior officers and directors beneficially owned or had an interest in, as a group, 2,922,715 shares (15.1% of our issued share capital). Sales of substantial amounts of our shares into the public market by our officers or directors or pursuant to the exercise of options, or even the perception by the market that such sales may occur, may lower the market price of our shares.

The price of gold is subject to volatility and may have a significant effect on our future activities and profitability.

The economic viability of our revenues, operations and exploration and development projects is, and is expected to be, heavily dependent on the price of gold, which is particularly subject to fluctuation and has fluctuated significantly in recent years. The price of gold is affected by numerous factors beyond our control including, but not limited to: international economic and political conditions; expectations of inflation; international currency exchange rates; interest rates; global or regional consumption patterns; speculative activities; levels of supply and demand; increased production due to new mine developments and improved mining and production methods; availability and costs of metal substitutes; and inventory carrying costs. The effect of these factors on the price of gold, and therefore the economic viability of our operations, cannot be accurately predicted. As required by Zimbabwean legislation, Blanket Mine (1983) (Private) Limited (“Blanket”), the company which owns the Blanket mine (“Blanket Mine”), Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), as agent, and Bilboes Holdings (Private) Limited (“Bilboes Holdings”) deliver their production to Fidelity Gold Refinery (Private) Limited (“Fidelity”), which refines the gold to a purity of 99.95%. 70% of the gold delivered to Fidelity is refined on a toll-treatment basis. For the 70% portion Caledonia retains ownership of the gold that is then exported by Caledonia to a refiner of its choice outside Zimbabwe which undertakes further processing and sells the resulting gold on the international market.

70% of the portion of toll refined metals produced by Blanket, less royalty and fees, is exported by Caledonia to Al Etihad Gold FZCO (“AEG”, an accredited Dubai Good Delivery refinery) and Stonex Financial Limited (through accredited Good Delivery refineries in Dubai and South Africa), which make payment to Caledonia’s bank account in Zimbabwe in USD.

30% of Blanket’s gold and 100% of Bilboes Holdings’ gold is sold to Fidelity at a price which reflects the prevailing London Bullion Market Association (“LBMA“) price and the official Zimbabwe Gold (“ZiG”, from April 5, 2024) or Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$“)/USD exchange rate. Fidelity charges a 1.24% toll refining fee from the gross export proceeds. Fidelity collects a 5% or 10% royalty, depending on the gold price per ounce, of which 50% is remitted to the Government of Zimbabwe in physical gold. The royalty is deducted from USD and ZiG revenues proportionately. Settlement occurs within an average of 14 days of delivery from Fidelity. The 70/30 split has been implemented since February 6, 2025.

To protect against downside gold-price risk, Caledonia employs a hedging strategy that involves purchasing out of the money put options. Between December 2022 and December 31, 2025, and continuing through the date of this Annual Report, Caledonia acquired the following put options (the “hedges”):

Purchase date	Ounces hedged	Strike price/oz	Period of hedge
December 19, 2023	12,000 oz	$1,950	January 2024 - March 2024
March 7, 2024	12,000 oz	$2,050	April 2024 - June 2024
April 10, 2024	12,000 oz	$2,100	July 2024 - September 2024
October 4, 2024	12,000 oz	$2,600	October 2024 - December 2024
January 28, 2025	43,439 oz	$2,600	February 2025 – December 2025
November 12, 2025(1)	60,000 oz	$3,500	January 2026 - December 2028
November 21, 2025(2)	48,000 oz	$3,500	January 2026 - December 2027

(1)	$3.8 million was paid during December 2025 for the hedges entered into November 2025. The remainder of the amounts payable for the hedges acquired in November 2025 was paid during 2026. A loan of $5 million was advanced by one of the hedge counterparties for the outstanding amount. The loan accrued interest at 10% per annum on the outstanding amount and was paid monthly from November 2025. The loan principal and the February 2026 accrued interest portion was paid in full during February 2026.
(2)	A deferred put-option premium payable of $4,176 is due on the hedges entered into on November 21, 2025 with a payment date of May 25, 2026.

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money” put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. The hedging instruments in place do not cover Caledonia’s entire production profile and have been structured to provide partial mitigation of the company’s exposure to adverse movements in the gold price. These arrangements carry no further financial obligations, such as margin calls.

We cannot guarantee that there will not be an increase in input costs affecting our results of operations and financial performance.

Mining companies could experience higher costs of steel consumables, reagents, labor, electricity, government levies, fees, royalties and other direct and indirect taxes. Our investment in a solar plant, with power delivered pursuant to a long term power purchase agreement with the counterparty who bought the plant in April 2025 from Caledonia, and efficiencies at existing operations should assist in curbing cost increases. However, there can be no assurance that we will be able to control such input costs and any increase in input costs above our expectations may have a negative result on our results of operations and financial performance.

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

Blanket uses water in the metallurgical process, some of which is pumped from the deeper levels of the mine but most of which is obtained from the “Blanket dam” (which, despite its name, is neither owned nor managed by Blanket Mine) which also supplies water to the nearby town of Gwanda. Blanket Mine is situated in a semi-arid region and rainfall typically occurs in the period November to February. Management believes that there is enough water in the Blanket dam to maintain normal operations until the next rainy season. During dry periods as a precautionary measure, Blanket intends to resuscitate existing boreholes and determine their yield; conduct hydrological surveys to identify potential new boreholes; recycle water from the lower levels of unused workings and construct a pond to store water that is pumped from current workings. If, however, there is inadequate water supply, operations at Blanket Mine may become more costly or have to be curtailed, suspended or even terminated which may have serious adverse consequences to the viability of gold production from Blanket Mine that could, in turn, have a material adverse effect on our business, results of operations or financial performance.

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

The generating capacity at the Kariba hydro generating station fluctuates at times when the water levels are low. In addition, the import of electricity from South Africa to Zimbabwe is also interrupted due to a lack of generating capacity in South Africa and therefore interruptions to the Blanket supply do occur. The combined effect of these are severe electricity shortages that lead to “load-shedding” or low voltage occurrences.

Power surges as experienced at Blanket, if not controlled, can cause severe damage to Blanket’s electrical equipment. Blanket’s use of diesel for generating power decreased from approximately 1,758 kilo liters for the year 2024 to 993 kilo liters in 2025.

Blanket has addressed the issue of interrupted power supply by increasing its diesel generating capacity to 18MW of installed capacity which was sufficient to maintain all operations and capital projects but only on a stand-by basis. These generators can supply the whole mine with electricity on a stand by basis but is a costly and environmentally unfriendly electricity source that is reliant on fuel imports that may from time to time be in shortage in Zimbabwe.

To mitigate against the current electricity situation, Caledonia constructed a 12.2MWac solar plant at a cost of approximately $14.3 million (including construction costs and other project planning, structuring, funding and administration costs) supplying the Blanket operations. The solar plant was fully commissioned in early February 2023 and provides approximately 20% of Blanket Mine’s average daily electricity demand. The plant has been providing power to Blanket from its initial connection to the Blanket grid in November 2022. As the solar plant is now fully commissioned and is working as planned, Caledonia no longer needs to own the solar plant, provided Blanket retains long term access to the power it produces. After a structured sale process, Caledonia concluded the sale of CMS as the owner of the solar plant to CrossBoundary Energy Holdings (“CBE”) on April 11, 2025 for a gross cash consideration of $22.35 million. The new owners will continue to exclusively supply Blanket with electricity from the plant. Refer to note 24 of the Consolidated Financial Statements for information on the sale of the Caledonia subsidiary owning the solar plant to CBE in April 2025. All electricity produced by the solar plant is sold to Blanket pursuant to a power purchase agreement.

Power factor correction equipment installed in November 2024 successfully reduced reactive penalty charges and had the added benefit of reducing generator use and the related cost from December 2024 onwards.

Conversion of the Central shaft winder from alternative current to a direct current operating motor is planned in 2026 to allow for variable power usage as the speeds and sizes of hoists fluctuate. This will in turn reduce the apparent power required to hoist ore and waste from underground. Also planned in 2026 is the construction of a 34km electricity line to connect Blanket to Zimbabwe’s 132Kv backbone. This investment is expected to reduce the price of power received from the grid and reduce the incidence of power outages experienced by Blanket, thereby reducing the use of expensive diesel generators. The study for this project has been completed, and the estimated cost of the project is $14.2 million. Work is expected to commence immediately, and the project is expected to be completed in the second quarter of 2027.

In April 2023 Blanket entered into a power supply agreement with the Intensive Energy Users Group (“IEUG”) and the Zimbabwean power utility to allow the IEUG to obtain power outside of Zimbabwe. As a result of this arrangement, Blanket has paid a lower tariff for IEUG supplied energy, but it has not improved the power quality received at Blanket due to the continued difficulty with the Zimbabwe grid.

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

Caledonia’s exploration, development and mining operations are conducted in Zimbabwe and, as such, these operations are exposed to various levels of political, economic and other risks and uncertainties in addition to those set out above. These risks and uncertainties include, but are not limited to, expropriation and nationalization, or mandatory levels of Zimbabwean ownership beyond currently mandated levels; renegotiation, nullification or partisan terms of existing concessions, licenses, permits and contracts; illegal mining; changes in monetary and taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The current monetary situation in Zimbabwe can be summarized as follows:

●	The 2024 Monetary Policy Statement issued by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) on April 5, 2024 replaced the RTGS$ with a new currency that co-circulates with other foreign currencies in the Zimbabwean economy, named ZiG. The ZiG was introduced at a rate of ZiG13.56:USD1 on April 5, 2024 and all RTGS$ balances were converted from RTGS$ to ZiG using an exchange rate of ZiG1:RTGS$2,499.
●	Blanket produces dore gold that it is obliged to deliver to Fidelity, a subsidiary of the Mutapa Investment Fund (government owned entity), which refines the gold to a purity of 99.95% on a toll-treatment basis. With effect from April 2023, 25% of the resultant gold was sold to Fidelity and the remaining 75% was exported to a refiner of Caledonia’s choice outside Zimbabwe for final processing. During 2025, all gold exports were sent to AEG and Stonex Financial Limited. The sale proceeds for the gold sold via the offshore refiner is paid to Blanket’s commercial bankers in Zimbabwe within 48 hours of delivery. Management believes this sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners, and it may allow for the Company to raise debt funding secured against offshore gold sales. 25% of Blanket’s gold was sold to Fidelity at a price reflecting the prevailing LBMA price and the official ZiG/USD exchange rate on the date of sale. Payment is made by Fidelity to Blanket in ZiG (from April 5, 2024) within 14 days of the sale. Fidelity deducts a refining fee of 1.24% from the ZiG sale proceeds; Fidelity collects half of the 5% or 10% royalty, depending on the gold price per ounce, which is payable to the Government of Zimbabwe in physical gold which is deducted from the amount exported and the balance is paid in USD and ZiG proportionately to the revenue split between USD and ZiG.
●	On February 6, 2025, the RBZ issued a Monetary Policy Statement which, inter alia, included a provision that with immediate effect exporters such as Blanket are required to “surrender” 30% of their export proceeds in return for ZiG. This means the arrangement outlined above has changed such that Blanket exports 70% (less royalty and fees) of its gold production and sells the remaining 30% to FGR for ZiG-denominated consideration.

●	Effective 1 January 2026, the royalty regime shifted to a tiered sliding-scale system based on the international price of gold per ounce. The new royalty rates are:
●	3% royalty for gold priced up to US$1,200 per ounce
●	5% royalty for gold priced from US$1,201 up to US$5,000 per ounce.
●	10% royalty for gold priced above US$5,000 per ounce.
●	The interbank RTGS$/USD or ZiG/USD exchange rates at each quarter end and at the latest practicable date prior to the publication of this Annual Report are set out below.

Interbank Exchange Rates	(RTGS$:US$1)	(ZiG:US$1)
December 31, 2023	6,104.72
March 31, 2024	22,055.47
June 30, 2024		13.70
September 30,2024		24.88
December 31, 2024		25.80
March 31, 2025		26.77
June 30, 2025		26.95
September 30, 2025		26.64
December 31, 2025		25.98
April 2, 2026		25.36

●	In the ordinary course of its business, Blanket has net ZiG-denominated assets comprising ZiG-denominated cash and receivables (primarily for the gold sold to Fidelity and VAT receivables) and ZiG liabilities (mainly comprising taxes payable). During 2025, Blanket incurred net realized foreign exchange losses of $2.2 million due to the devaluation of the ZiG. Although these losses affected cash generated, the exchange losses considerably decreased from $8.8m realised in 2024. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. Further, the Group aims to maintain cash and cash equivalents in US Dollars to avoid foreign exchange exposure and to meet short-term liquidity requirements.
●	ZiG cash balances at December 31, 2025 amounted to a USD equivalent of $5.8 million.

Investors should recognize that Caledonia’s ability to implement its investment and operational strategies, to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to continue to externalize cash from Zimbabwe and receive payments for the sale of its gold proceeds.

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

We are engaged in further development activities at Blanket Mine, exploration and evaluation activities at Blanket’s satellite properties, the Bilboes gold project in Zimbabwe (“Bilboes” or the “Bilboes Project”) (oxides and sulphides), the Motapa project (“Motapa”) and the Maligreen project (“Maligreen”). Mining activities commenced at the Bilboes oxide mine in December 2022 and due to operating losses mining activities were placed on care and maintenance at the end of September 2023.

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

Availability of sufficient funding for the Bilboes Project cannot be guaranteed

Our ability to successfully execute the development of the Bilboes Project depends on securing significant external funding and meeting our interest and capital repayment obligations on time. There can be no assurance that the full amount of financing required will be available to us on acceptable terms, nor that we will be able to discharge our obligations to lenders. If we are unable to obtain sufficient funding or discharge our obligations, we may be forced to delay, scale back, or discontinue certain aspects of the Bilboes Project. We will also be required to provide security to lenders in various forms including but not limited to guarantees, share security, assignment of accounts and hedging agreements which could be called upon if we fail to meet our obligations and thus could lead to loss of material assets within the group. This could materially and adversely affect our business strategy, growth prospects, and financial condition. In addition, reliance on external financing exposes us to risks related to market conditions, investor sentiment, and potential dilution of existing shareholders. Any shortfall in funding or inability to meet our obligations could impair our ability to achieve the anticipated benefits of the Bilboes Project.

To address this risk, we are actively pursuing a diversified funding strategy that includes debt financing in the form of Convertible Senior Notes (whereby we raised gross proceeds of $150 million in January 2026), a local (Zimbabwe) sourced interim debt facility and a large project finance facility. We also maintain contingency plans to prioritise critical components of the Bilboes Project and adjust timelines if necessary. Whilst these measures are intended to reduce our exposure to funding constraints, they cannot eliminate the risk entirely.

We face credit risk exposure from counterparties to certain contractual obligations and there is no assurance that any such counterparty may not default in such obligation causing us to incur a financial loss.

Credit risk is the risk that a party with a contractual obligation with us will default, causing a loss. New regulations introduced by the Zimbabwean Ministry of Finance in January 2014 required that all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of our production from Blanket Mine and the Bilboes oxide mine was sold to Fidelity until April 26, 2023 when production began to be sold to Fidelity, AEG and Stonex Financial Limited (see above). This mechanism means that the Company is no longer only exposed to credit risk from Fidelity in respect of the US dollar component of its sales. This arrangement introduces a credit risk, beyond our control, that receivables and contractual performance due from Fidelity, AEG or Stonex Financial Limited will not be paid or performed in a timely manner, or at all. If Fidelity, the Zimbabwean government, AEG or Stonex Financial Limited were unable or unwilling to conduct business with us, or satisfy obligations to us, we could experience a material adverse effect upon our operations and financial performance. All payments due from Fidelity or, AEG at year end have been received in full and on time. There were no payments due from Stonex Financial Limited at year end.

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

On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro Investments (Private) Limited (“Fremiro”) to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction on January 20, 2020, Caledonia owned 64% in Blanket and Fremiro held approximately 6.3% of Caledonia’s shares.

We currently do not depend on our ability to successfully access the capital and financial markets. However, should our financial position change any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue investments that we may rely on for future growth.

Depending on our ability to generate income from our operations, we may require further financing for current and future exploration and development. Should our projections for fiscal years 2026 through to 2028 prove incorrect, to finance our working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our shares could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results.

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

Market prices for mining company securities, by their nature, are volatile. Factors, such as rapidly changing commodity prices, political unrest globally and in countries where we have a presence, speculative interest in mining stocks etc. are but a few factors affecting the volatility of the share price. Our shares are listed in the U.S. on the NYSE American, depositary interests representing our shares are admitted to trading on AIM of the London Stock Exchange (“AIM”), and depositary receipts representing our shares were listed on the VFEX in December 2021 raising gross proceeds of approximately $7.8m (the use of the term “share” in this Annual Report also, where the context requires, extends to a depositary interest or depositary receipt representing a share). The Company voluntarily delisted its shares from the Toronto Stock Exchange (“TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents and less than 2% of its shares are held by Canadian residents. During 2023 gross proceeds of $10.8m and $5.9m were raised by issuing depository interests on AIM and depository receipts on the Victoria Falls Stock Exchange (“VFEX”) respectively. No shares were issued by way of an equity raise during 2024 or 2025.

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

Factors affecting our share price include but are not limited to:

●	actual or expected fluctuations in our operating results;
●	actual or expected changes in our growth rates or our competitors’ growth rates;
●	changes in the market price of gold;
●	changes in the demand for gold;
●	high extraction costs;
●	accidents;
●	changes in market valuations of similar companies;
●	additions to or departures of our key personnel;
●	actual or anticipated fluctuations in our quarterly operating results or those of our competitors;

●	publication of research reports by securities analysts about us or our competitors in the industry;
●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
●	fluctuations of exchange rates between the US$, GBP, CAD, RTGS$, ZiG (from April 5, 2024) and ZAR;
●	changes or proposed changes in laws and regulations affecting the gold mining industry;
●	changes in trading volume of our shares on the NYSE American, AIM or VFEX;
●	sales or perceived potential sales of our shares by us, our directors, senior management or our shareholders in the future;
●	short selling or other market manipulation activities;
●	announcement or expectation of additional financing efforts;
●	terrorist acts, acts of war or periods of widespread civil unrest;
●	natural disasters and other calamities;
●	risks associated with our ability to raise debt financing, international and/or domestic, as may be required or desirable, and risks associated with our ability to repay debts owed, including on the Notes (as defined below) on or before their maturity dates and risks related to capped call transactions;
●	litigation involving us, including: shareholder litigation, investigations or audits by regulators into our operations; or proceedings initiated by our competitors or clients;
●	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
●	the passage of legislation or other regulatory developments affecting us or our industry;
●	fluctuations in the valuation of companies perceived by investors to be comparable to us; and
●	conditions in the U.S., United Kingdom and Zimbabwe financial markets or changes in general economic conditions.

We are dependent on key management employees.

Our success depends (i) on the continued contributions of our directors, executive officers, management and consultants; and (ii) on our ability to attract new personnel whenever we seek to implement our business strategy. The loss of the services of any of these persons could have a materially adverse effect on our business, prospects, results of operations and financial performance. The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the mines are depleted. There is no assurance that we will always be able to locate and hire all the personnel that we may require. While formal succession planning is in place for key roles, the risk cannot be fully mitigated due to the potential impact of the sudden or simultaneous loss of senior personnel. Where appropriate, we engage with consulting and service companies to undertake some of the work functions.

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

We may become party to legal claims arising in the ordinary course of business. There can be no assurance that unforeseen circumstances resulting in legal claims will not result in significant costs or losses. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations. Even if we prevail in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition. In the event of a dispute arising in respect of our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States of America, South Africa, Zimbabwe, Canada, the United Kingdom, Jersey Channel Islands, United Arab Emirates or international arbitration. The legal and political environments in which we operate may present challenges that could affect the consistent enforcement of laws and the upholding of judgments. If we are unsuccessful in enforcing our rights under the agreements to which we are party to or judgments that have been granted, or if laws are not appropriately enforced, it could have a material adverse effect on our business, results of operations and financial performance.

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

There can be no assurance that changes to any environmental, health and safety laws to which we are currently subject would not adversely affect our mining operations, exploration and development programs.

Our mining operations, exploration and development are subject to environment, health and safety (“EH&S”) laws and regulations in Zimbabwe in which the relevant activity is being conducted.

There is no assurance, however, that future changes in EH&S legislation, if any, will not adversely affect our exploration and development programs or our operations. There are no assurances that regulatory and environmental approvals required under EH&S will be obtained on a timely basis or if at all. A breach of EH&S may result in the temporary suspension of operations, the imposition of fines, other penalties (including administrative penalties and regulatory prosecution), and government orders, which could potentially have a material adverse effect on operations.

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

Regrettably, a fatality occurred on September 22, 2025 as a result of a secondary blasting accident.. The directors and management of Caledonia express their sincere condolences to the family and colleagues of the deceased mine employee. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into the incident. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to reinforce adherence to prescribed safety procedures. Management has initiated a comprehensive review of all aspects of safety procedures and safety training.

A fatal risk management system, including risk register, risk standards and a verification and assurance framework is in progress at Blanket Mine. Caledonia has implemented the electronic SHEC management system, IsoMetrix, to facilitate incident reporting, hazard identification and risk management at its mine sites. The system went live in December 2025, with training extending into first quarter of 2026. No lost time injuries or fatalities occurred during fourth quarter of 2025, and the lost time injury frequency rate (“LTIFR”) per million work hours in 2025 was 0.84.

We are exposed to the risk of onerous environmental legislation which could potentially result in significant cost and liabilities

The environment, including ground and surface water, land, biodiversity and environments near the mining sites can be impacted by our mining and other operational activities. With an increasing global focus and public sensitivity to environmental sustainability, and environmental regulation becoming more stringent, we could be subject to further environmental related responsibilities and associated liability. Environmental monitoring is undertaken on a regular basis, and environmental impact assessments and management plans are conducted prior to the implementation of new projects, or material changes to existing processes.

Environmental legislation and permitting requirements are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, an increase in capital expenditure and a heightened degree of responsibility for companies and their directors and employees. Where possible we mitigate this risk by aligning with environmental best practices relevant to the scope of our mining operations.

Closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities may result in our directors becoming subject to prosecution, litigation and potentially significant liabilities.

Estimated future expenditure on rehabilitation might not be complete or accurately provided for due to higher than expected cost increases, changes in legislation, unidentified factors or other factors out of our control. Annual in-house reviews and rehabilitation costs and footprint estimation are done to control this risk. Every third year external experts review our footprint and cost estimations, except if changes occur at the mine sites which have a material impact on closure liability. In this case the review is done in the year that the change was realised. The external closure cost review was undertaken in 2025 due to the completion of the new TSF at Blanket Mine. At December 31, 2025 our total consolidated rehabilitation provision amounted to $10 million as stated in note 29 of the Consolidated Financial Statements.

We may enter into acquisitions or other material transactions at any time.

We continually seek to replace and expand our reserves through the exploration of our existing properties and may expand through acquisitions of interests in new properties or interests in properties. Acquisitions involve a number of risks, including: the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; the possibility that we may pay more than the acquired company or assets are worth; the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; the difficulty of integrating the operations and personnel of an acquired business; the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; the inability to integrate, train, retain and motivate key personnel of an acquired business; and the potential disruption of our ongoing business and the distraction of management from its day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and may have a material adverse effect on our business, results of operations and financial performance.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that is not a foreign private issuer or that files as a domestic issuer.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

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

Section 404(a) of the Sarbanes-Oxley Act requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting.

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

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for implementing measures to make sure all internal controls are in place and will comply with the requirements of Section 404(b) of the Sarbanes-Oxley Act.

We continue to incur increased costs as a result of operating as a public company traded in the United States and the loss of our status as an emerging growth company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company traded in the U.S. we incur significant legal, accounting and other expenses, and we expect to incur additional costs as we no longer qualify as an emerging growth company as of December 31, 2025. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NYSE American and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time consuming and costly. Moreover, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our senior management on our internal control over financial reporting and are also required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

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

There is uncertainty as a result of the conflicts in Ukraine and the Middle East

The conflicts in Ukraine and the Middle East, and the accompanying international response including economic sanctions, have been extremely disruptive to the world economy, with increased volatility in commodity markets, including higher oil and gasoline prices, international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which these conflicts will continue to impact economic and financial affairs, as the numerous issues arising from the conflicts are in flux and there is the potential for escalation of the conflicts both within Europe, the Middle East and globally. The substantial market and financial turmoil arising from the conflicts could have a material adverse effect on the economics of the Company’s projects, and the Company’s ability to operate its business and advance project development.

Even though we do not have any operations or direct suppliers located in Ukraine or the Middle East as yet, other than one customer (AEG), tension in the Ukraine and the Middle East could result in disruptions to our business and operations, adversely affect our anticipated unit and production costs, increase raw material costs, increase inflationary pressures, impacting our ability to successfully contract with suppliers, and could have other adverse impacts on our anticipated costs. We have not experienced any direct impacts from the conflicts thus far. We have, since the start of the U.S. military operations against Iran, switched all gold exports from AEG in the United Arab Emirates to Stonex Financial Limited in South Africa.

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

A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage or we contract as suppliers or service providers could result in cascading systems failures for us, and we can provide no assurance that our efforts or those of third parties with whom we conduct business will be successful in protecting our systems and preventing or limiting damages from a cyber incident.

Caledonia continues to strengthen precautionary measures aimed at preserving system integrity, while acknowledging ongoing exposure to both known and emerging threats. Occasionally we implement updates to our information technology systems and software. In addition, our employees also receive regular training on cyber- and/ or other information technology threats.

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

Theft or hijacking of gold may arise on site or during deliveries.

Theft of gold can impact on our profitability and increase costs, e.g. insurance, security, etc. Security measures are put in place to prevent theft of gold on site and during deliveries. Insurance is also taken out for gold on site and during deliveries. Management is continuously being made aware of any incidents and precautionary measures are reviewed on a regular basis. Caledonia changed the delivery of gold to helicoptering instead of by road to decrease the risk of theft during deliveries. Extra security has also been added at the metallurgical plant. Cameras, alarms and x-ray scanners are in the process of being installed to enhance security at the plant.

Servicing the convertible loan notes issued in January 2026 or future debt will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay for the Notes or other future debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance the convertible loan notes used in January 2026 (the “Notes”) or future debt, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control, as well as the ability of our subsidiaries to pay dividends or make loans or other distributions to us. Our business may not continue to generate cash flow from operations in the future sufficient to service the Notes or our future debt and make necessary capital expenditures. If we are unable to generate such cash flows, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional debt or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may still incur substantially more debt or take other actions which would intensify the risks discussed above.

We and our subsidiaries may be able to incur substantial additional debt in the future, subject to restrictions contained in any future debt instruments, some of which may be secured debt. We are not restricted under the terms of the indenture governing the Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture governing the Notes that could have the effect of diminishing our ability to make payments on our debt, including the Notes and future debt, when due.

We may not have the ability to raise the funds necessary to settle conversions of the Notes in cash or to repurchase the Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Notes.

Upon the occurrence of a fundamental change (as defined in the indenture governing the Notes), subject to certain conditions and limited exceptions, holders of Notes will have the right to require us to repurchase all or a portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, upon conversion of the Notes, unless we elect to deliver solely Common shares to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of Notes surrendered therefor or pay cash with respect to Notes being converted. In addition, our ability to repurchase the Notes or to pay cash upon conversions of the Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase Notes at a time when the repurchase is required by the indenture governing the Notes or to pay any cash payable on future conversions of the Notes as required by the indenture governing the Notes would constitute a default under the indenture governing the Notes. A default under the indenture governing the Notes or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversions thereof.

The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Notes is triggered, holders of Notes will be entitled to convert their Notes at any time during specified periods at their option. If one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely Common shares (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Conversion of the Notes may dilute the ownership interest of our shareholders or may otherwise depress the price of our Common shares.

The conversion of some or all of the Notes may dilute the ownership interests of our shareholders. Upon conversion of the Notes, we have the option to pay or deliver, as the case may be, cash, Common shares, or a combination of cash and Common shares. If we elect to settle our conversion obligation in Common shares or a combination of cash and Common shares, any sales in the public market of our Common shares issuable upon such conversion could adversely affect prevailing market prices of our Common shares. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into our Common shares could depress the price of our Common shares.

Certain provisions in the indenture governing the Notes may delay or prevent an otherwise beneficial takeover attempt of us.

Certain provisions in the indenture governing the Notes may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the Notes requires us to repurchase the Notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its Notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the Notes and/or increase the conversion rate, which could make it costlier for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

The capped call transactions may affect the value of the Notes and our Common shares.

In connection with the pricing of the Notes, we entered into capped call transactions with certain counterparties. The capped call transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of Common shares initially underlying the Notes. The capped call transactions are expected generally to compensate (through the payment of cash to us, or, if certain conditions are met, delivery of shares to us) for potential economic dilution upon any conversion of Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes, as the case may be, with such compensation and/or offset subject to a cap.

We have been advised that, in connection with establishing their initial hedges of the capped call transactions, the counterparties or their respective affiliates entered into various derivative transactions with respect to our Common shares.

In addition, the counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our Common shares and/or purchasing or selling our Common shares or other securities of ours in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during the 60 trading day period beginning on the 61st scheduled trading day prior to the maturity date of the Notes and, to the extent we exercise the relevant election under the capped call transactions, following any earlier conversion, redemption or repurchase of the Notes). This activity could also cause or avoid an increase or a decrease in the market price of our Common shares or the Notes.

We are subject to counterparty risk with respect to the capped call transactions, and the capped call transactions may not operate as planned.

The counterparties to the capped call transactions are financial institutions, and we will be subject to the risk that any or all of them might default under the capped call transactions. Our exposure to the credit risk of the counterparties is not secured by any collateral. Global economic conditions have from time to time resulted in the actual or perceived failure or financial difficulties of many financial institutions.

If a counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the capped call transaction with such counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our Common shares. In addition, upon a default by a counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our Common shares.

We can provide no assurances as to the financial stability or viability of the counterparties.

In addition, the terms of the capped call transactions are subject to adjustment, modification or, in some cases, renegotiation in the event of certain corporate and other transactions. The capped call transactions may not operate as we intend in the event that we are required to adjust the terms of such instruments as a result of transactions in the future or in the event of other unanticipated developments that may adversely affect the functioning of the capped call transactions.

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

Caledonia voluntary delisted its shares from the TSX on June 19, 2020. After the delisting, the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are Canadian residents and who hold less than 2% of the Company’s issued share capital. On December 2, 2021, Caledonia issued and listed 619,783 depositary receipts representing an equivalent number of shares on the VFEX raising gross proceeds of $7.8 million.

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

As at the date of this report Caledonia’s securities trade on the NYSE American, AIM and VFEX under the ticker “CMCL”.

The addresses and telephone numbers of Caledonia’s principal offices are:

Registered and Head Office	African Office - South African Subsidiary
Caledonia Mining Corporation Plc	Caledonia Mining South Africa Proprietary Limited
2 Mulcaster Street	No. 1 Quadrum Office Park
St Helier	Constantia Boulevard
Jersey, Channel Islands JE2 3NJ	Floracliffe
(44) 1534 679 800	South Africa
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

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 declared a relaxation in the indigenization policy which, amongst other things, included the removal of an indigenization requirement for gold mining companies. These pronouncements were passed into law in March 2018. In light of the changed legislation, on November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro to purchase Fremiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million to be settled through a combination of the cancellation of the loan between the two entities (which stood at $11.5 million as at June 30, 2018) and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. On completion of the transaction on January 20, 2020, Caledonia owned 64% in Blanket and Fremiro held approximately 6.3% of Caledonia’s shares.

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

On-mine capital development has established critical infrastructure across the 26, 30, and 34 Levels, thereby supporting sustained operations at greater depth. Currently, significant progress is being made on the development of a twin decline system designed to provide enhanced access to the 38 Level (38L). The decline system has successfully advanced to the 36 Level (36L), where the establishment of a mid-level is underway to facilitate production activities below the 34 Level (34L). In parallel, a comprehensive Central Shaft Deepening pre-feasibility study is in progress to evaluate strategic options for extending mine access below the 38 Level. 5,532 meters of development were achieved in the last quarter of 2025 and 22,284 meters for the full year

The old TSF at Blanket reached the end of its life. The design parameters for the new facility include:

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

The new TSF was built on a modular basis to spread the cost over a longer period, and to ensure that the first phase could receive material before the old TSF reached its full capacity. Work on the TSF commenced in March 2023, the first phase of the project was completed at the end of February 2024 and deposition on the new TSF commenced on October 30, 2024. All of Blanket’s tailings have been deposited on the new facility from the beginning of 2025. Work on the second phase of the TSF was completed on July 31, 2025. A second return water dam to support the TSF was commissioned in November 2025.

Capital expenditure

The total capital expenditure at Blanket for 2025 amounted to $30.7 million versus a planned expenditure of $34.9 million.

The 2026 capital expenditure programme totals $178.9 million, with $43 million allocated to Blanket, $3.8 million allocated to Motapa and $132.1 million allocated to Bilboes subject to board approval and funding. The investments at Blanket aim to modernise operations and improve mining efficiency. While there will be short-term cost pressures, the long-term goal is to reduce costs, improve profitability, and ensure the continued success of Blanket over its recently increased life of mine. The capital expenditure will be funded through a combination of internally generated cash, cash reserves and debt with no anticipated impact on the dividend.

Key projects include:

●	Blanket development: $7.7 million to carry out planned development of 5,449 meters including an additional 434 meters to improve flexibility and access higher grade areas from the previously reported life of mine plan.
●	Efficiency improvements: $1.7 million for new elution and electro wining system together with phase 1 plant automation.
●	Operational resilience: $1.6 million exploration and $0.8 million for IT upgrades as the business continues to modernise its systems and processes.
●	Employee welfare improvement: $2 million to build 80 staff houses.
●	Exploration (Motapa): $3.8 million towards exploration at Motapa, building on promising 2025 results.
●	Project development: $132 million allocated to Bilboes project development subject to board approval and funding.
●	Powerline: $14.2million construction of a 34km electricity line to connect Blanket to Zimbabwe’s 132Kv backbone
●	AC to DC conversion: $2.2 million to convert the winder at Central Shaft from Alternating Current to Direct Current operation.

Caledonia Group 2026 Capital Expenditure Forecast

	$’million
Capital development	7.7	5,449 meters of planned capital development includes an additional 434 meters to improve flexibility and access higher grade areas.
Milling	2.3	Includes $1.7 million on elution and electro wining system and $0.6 million to improve metallurgical plant controls.
Engineering	4.0	Includes water reticulation and sewer system upgrade.
Mineral resource management (“MRM”)	1.9	$1.6 million on exploration drilling at Blanket and $0.3 million on MRM systems.
IT Infrastructure	0.8	New software to improve mine planning and enhance automation across various departments.
Risk	2.3	Includes $1.1 million to improve underground ventilation and rock mechanics; $0.8 million to enhance rock support elements.
Special projects	20.2	Includes staff houses $2 million; Central Shaft winder AC to DC conversion $2.2 million; 132Kv power line $14.2 million.
Business Improvement initiatives	3.0	Engineering $2.2 million; milling $0.4 million; and mining $0.3 million.
Mining and other infrastructure	0.8	Mining $0.4 million; and security $0.4 million.
Total Blanket	43.0
Motapa drilling	3.8	Following encouraging results from the 2025 exploration campaign, 2026 exploration will focus on trenching. core drilling and RC drilling.
Bilboes	132.1	Bilboes project development including FEED phase following the completion of feasibility study in November 2025.
Total Group	178.9

The presented capital expenditure of $132.1 million on the Bilboes Project relates to the forthcoming financial year only. However, the project represents a multi-year investment, with materially higher capital commitments expected in subsequent periods, amounting to approximately $353 million.

Further expenditure at Motapa will depend on the strategic prioritisation of the uses of cash and the outcome of further work on exploration.

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

On February 24, 2026, Caledonia Holdings Zimbabwe (Pvt) Ltd, a wholly owned subsidiary of the Company, re-issued loan notes (“bonds”) with a principal value of $2 million to a registered institutional investor in Zimbabwe. The bonds, which had previously lapsed on the same date, carry an interest rate of 11.5% per annum, payable semi-annually, and have a tenor of three years from the date of issue. Repayment of the bonds is fully guaranteed by the Company.

Due to the unique operating environment in Zimbabwe and Caledonia’s significant in-country expertise, Caledonia opted to build the solar plant using its own resources rather than relying on an external party to build, operate and own the solar plant using its financial resources and selling the resultant power to Blanket on a long-term contract. Accordingly, Caledonia constructed the solar plant using its own financial resources at a cost of $14.3m. Once the solar plant was fully commissioned and was working as planned, Caledonia no longer needed to own the solar project, provided it retains long term access to the power it produces.

On September 30, 2024 following a robust bidding process managed by Caledonia’s Zimbabwe financial advisors IH Advisory, Caledonia signed a conditional sale agreement with CBE for the entire issued share capital of its Zimbabwe subsidiary, CMS, which owns and operates the solar plant and supplies power to Blanket Mine. The solar asset was re-classified as held for sale in the Consolidated Financial Statements.

The sale of the solar plant was completed on April 11, 2025 to CBE for a pre-tax consideration of $22.35 million, paid in cash. The solar plant will continue, under the terms of the sale, to provide Blanket Mine with power under an exclusive power purchase agreement, ensuring a reliable renewable energy source for the mine. This agreement allows Blanket Mine to maintain access to clean energy while enabling Caledonia to reallocate capital for growth.

The sale of the solar plant does not meet the definition of a lease under IFRS 16; as a result, there is no leaseback arrangement following the disposal. The power purchase agreement in place is separate from a lease and reflects an ongoing commercial relationship between the parties.

Capital projects and expenditures are further analyzed in notes 17 and 18 of the Consolidated Financial Statements and under Item 4.B – “Business Overview”.

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s website (http://www.caledoniamining.com).

B. Business Overview

Description of Our Business

Blanket Mine

Caledonia’s primary focus is the operation of a gold mine and the exploration and development of mineral properties for precious metals. Caledonia’s activities are focused on Zimbabwe. Blanket’s business during the last three completed fiscal years has been focused primarily on maintaining consistent production levels, reflecting the underlying stability of the operation.

Total gold production at Blanket Mine for 2025 was 76,213 oz (2024: 76,656 oz). Gold producers compete globally based on their operating and capital costs. Certain gold producers benefit from their ability to produce other minerals in commercial quantities as by-products. Caledonia derives approximately 0.1% of its revenues from silver, which is insignificant. Over the last three years, 100% of Blanket’s revenues was derived from its operations in Zimbabwe.

The underground drilling program at Blanket has targeted the Eroica, Blanket and AR south ore bodies and yielded encouraging results. The total drilling for 2025 was 13,796 meters, and the results indicate that the existing Blanket, Eroica and AR South ore bodies have grades and widths that are generally better than expected. Refer to exhibit 15.2 for the technical report of Blanket.

Bilboes Project

On July 21, 2022 Caledonia announced that it had signed an agreement (the “Bilboes Agreement”) to purchase Bilboes Gold, the parent company which owns, through its Zimbabwe subsidiary, Bilboes Holdings, the Bilboes Project for a total consideration of 5,123,044 Caledonia shares representing approximately 26.8% of Caledonia’s fully diluted equity as at today’s date and a 1% net smelter royalty (“NSR”) on the Bilboes Project’s revenues.

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

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold. The total consideration was agreed at 5,123,044 Caledonia shares, representing approximately 26.8% of Caledonia’s fully diluted equity as at today’s date and a 1% NSR. Following completion of the transaction in January 2023, Caledonia commissioned its own pre-feasibility study to identify the most judicious way to commercialize the Bilboes sulphide project and optimize shareholder returns.

The target mineralization area (for the oxide mining project) which had been identified using old information obtained from the previous owners (i.e. not the vendors from whom Caledonia purchased the project) was found to have interpreted the oxide / sulphide boundary incorrectly. Mining activity moved to other target areas in the third quarter of 2023 where the target oxide mineralization is based on relatively recent drill data for the oxide mineralization. However, the large amount of waste-stripping that needed to be done to access the oxide production areas proved too costly. Accordingly, to prevent further operating losses, the oxide mining activities were placed on care and maintenance at the end of September 2023. Mining activities will exploit remnant oxides once mining production commences for the larger sulphide project with oxides being loaded onto the oxide heap leach pads and sulphides fed to the sulphide processing plant. Leaching of ore placed on the heap leach continued in the fourth quarter of 2023 and had no material effect on Caledonia’s financial performance. Production and cost guidance for the oxide mining activities was withdrawn in the third quarter of 2023.

On November 25, 2024, Caledonia published a Subpart 1300 compliant initial assessment, containing a mineral resource estimate for the Bilboes Project. The initial assessment, entitled “Bilboes Gold Project Technical Report Summary”, was prepared by DRA Projects (Pty) Ltd with an effective date of May 30, 2024.

On November 25, 2025, Caledonia published a Subpart 1300 compliant feasibility study containing a mineral resource estimate and mineral reserve estimate for the Bilboes Project. The feasibility study, entitled “Bilboes Gold Project Technical Report Summary”, was prepared by DRA Projects (Pty) Ltd with an effective date of October 31, 2025. Refer to exhibit 15.3 for the feasibility study.

The Feasibility Study informs a single-phase development, proven and probable mineral reserves of 1.75 million oz of gold contained in 24.1 million tonnes of ore at an average grade of 2.26 grams per tonne, and a life of mine of 10.8 years. The Project is expected to produce approximately 200,000 oz of gold in its first full year of production, with first production anticipated in late 2028. The Feasibility Study demonstrates robust economics, including a post-tax NPV (8% real) of US$582 million and a post-tax IRR of 32.5% at consensus gold price assumptions at the effective date of the Study ($2,548 per oz), with materially higher returns at prevailing spot prices.

In January 2026, Caledonia successfully completed a US$150 million convertible senior notes offering, receiving net proceeds of approximately US$130 million, significantly strengthening liquidity and providing flexibility to advance Bilboes while maintaining capital discipline.

The Company also implemented a gold price hedging programme, securing a minimum price of US$3,500 per ounce on 3,000 oz per month from January 2026 to December 2028, underpinning cash flows during the peak Bilboes capital investment period.

Caledonia continues to progress discussions regarding an interim funding facility of up to US$150 million and plans to commence a formal project finance process during 2026. In February 2026, the Group appointed Stanbic Bank Zimbabwe (a member of Standard Bank Group) and CBZ Bank Limited as co-lead arrangers for the interim funding facility.

Motapa Project

On November 1, 2022 Caledonia acquired from Bulawayo Mining Company Limited (“Bulawayo Mining”) all the shares in Motapa Mining Company UK Limited, which wholly owned Arraskar Investments (Private) Limited (“Arraskar”), the holder of the registered mining lease over Motapa, for $8.25 million.

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to the Bilboes Project. Motapa was formerly owned and explored by Anglo American Zimbabwe prior to its exit from the Zimbabwean gold sector in the late 1990s and is approximately 75km north of Bulawayo with a mining lease covering approximately 2,200 hectares. Motapa has been mined throughout most of the second half of the 20th century; Caledonia understands that during this period the region produced as much as 300,000 ounces of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team in best understanding the prospectivity of the region.

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

To date, 21,505 samples from drilling activities have been submitted and received for fire assay analysis at independent laboratories. With Motapa’s location adjacent to Bilboes, significant synergies could be obtained should a viable resource body be identified through the planned exploration program.

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

Significant historical exploration and evaluation work has been conducted on the property over the last 30 years including regional geochemical and geophysical (aeromagnetic and ground) surveys and 5 tonnes of bulk metallurgical test work. A total of 755 holes, of which 113 were diamond drill holes, have been drilled at the property over a combined 63,463 meters. These were completed in the period 1995 to 2001.

During 2022 the Company completed a re-logging and re-sampling exercise of a representative sample of previously drilled core which has satisfied the QAQC requirements for upgrading the original Inferred Mineral Resources estimate to Measured, Indicated and Inferred Mineral Resources. Future exploration activities may be considered to further understand the strike and depth extension potential and assess the potential for a mining operation.

A tribute agreement, renewable on an annual basis, has been in place with “Silobela Youth in Mining Syndicate” for a number of years. Under the tribute agreement the Syndicate is required to pay a royalty to CHZ of 5% of the total gross revenue of the gold sold from the tribute area. Extensions to the tribute are reviewed and granted annually if the tributor is in good standing.

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

Metallurgical Process

Metallurgical plant – Blanket Mine

The Blanket gold plant established on the Blanket Mine site consists of crushing, milling, carbon-in-leach and batch elution electro-winning circuits. Recoveries in 2025 were 93.4%, compared to 93.6% in 2024.

The installation of ball mill BM10 in 2022 and other efficiencies implemented at the Blanket metallurgical plant have provided sufficient comfort that Blanket has adequate milling capacity at the main plant. 826,839 tonnes of ore were milled in 2025, which was a record achievement for Blanket and represents approximately 98.7% of the maximum milling capacity of 838,000 tonnes per annum.

Safety, Health and Environment

The following safety statistics have been recorded for the years 2025 and 2024.

Blanket Safety Statistics

Leading Indicators	2025	2024
Accident Free Days	342	336
Near Misses	77	27
Total Injury Frequency Rate	3.48	3.51
Audits	563	1,281
Inspections	670	1,573
No. of Employees Inducted	3,715	3,434
Safety Meetings	761	386
No. of Employee Training interactions	8,234	6,335
Planned Job Observations	7,144	7,096
Workplace Conditions	5,336	10,085
Workplace Declarations	6,004	—

Blanket Safety Statistics

Lagging Indicators	2025	2024
Loss of Life	1	1
Lost Time Injuries	5	4
Restricted Work Activity Case	6	17
Medical Aid Case Injuries	9	8
First Aid	4	2
Total Injuries	25	32
Shifts Lost	6,849	6,160

The number of incidents as reflected in the Total Injury Frequency Rate were static in 2025 compared to 2024 following a significant change in the approach to safety management late in 2024. The 2025 fatality related to a secondary blasting incident, following which the Company reviewed its secondary blasting practices as a result of which it has moved to the exclusive use of electronically detonated charges for all secondary blasting activities. In the third quarter of 2025, we introduced the workplace declarations as a new safety initiative and discontinued the workplace condition monitoring.

Bilboes Oxide Mine Safety Statistics

Classification	2025	2024
Minor Injury	2	2
Lost time injury	—	—
Occupational illness	—	—
Total	2	2
Incidents	13	13
Near misses	2	2
Total Injury Frequency Rate	—	—

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

Exchange Controls, Social Investment and Contribution to the Zimbabwean Economy

Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa. The Company obtained necessary approvals from both the RBZ and the Reserve Bank of South Africa to transfer foreign currency during the fiscal year ended December 31, 2025.

Additionally, Blanket Mine’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket Mine’s employees, the payments made to the Community Share Ownership Trust (“GCSOT”) in terms of Blanket Mine’s indigenization, and payments of royalties, taxation and other non-taxation charges to the Zimbabwe government and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government

($’000’s)

				Payments to
				Zimbabwe
			Payments to	Government
		CSR	Community	(excl.
Period	Year	Investment	Trust	royalties)	Royalties	Total
Year	2023	1,491	550	11,871	7,316	21,228
Year	2024	1,291	1,425	11,948	9,081	23,745
Year	2025	1,601	5,466	49,772	12,928	69,767

CSR initiatives fall under seven pillars of education, health, women empowerment and agriculture, environment, charity, youth empowerment and conservation.

The main CSR programme at Blanket relates to the refurbishment of the maternity clinic, the primary and secondary schools, and the youth centre at Sitezi, which is located approximately 17km from Blanket. Activities in respect of this project during 2025 included:

●	Completing renovations for the administration block and delivery of equipment and accessories for the science laboratory at Sitezi High School. The handover of the High School to the Gwanda Rural District Council and the Ministry of Primary and Secondary Education took place on October 21, 2025. Internet access was provided to the school via a Starlink connection.
●	Completion of the Waiting Mothers’ Shelter at Sitezi Clinic, which was handed over to the responsible authorities on October 21, 2025.
●	Completion of the solar plant, which provides power to the Sitezi Clinic and the Sitezi High School. Remote monitoring of the system is done through Starlink.
●	Work on upgrading the Sabiwa Stadium to meet the requirements of the Zimbabwe Football Association for Division 1/Premier Soccer League stadia in the country continued with the construction of four sportsperson’s and two official’s changing rooms completed. The stadium is now in use and hosted all home matches for the Blanket Mine FC Division 1 and Division 2 teams. In addition, Sabiwa High and Primary schools use the stadium as their home ground, and play matches there.
●	Blanket takes students on attachment every year to expose them to industrial practices; during 2025 the mine paid for the living allowances of 56 student attachees. Blanket also has 30 graduate trainees and 10 cadets and paid fees for two students on scholarship to the University of Zimbabwe and the Zimbabwe School of Mines.
●	Blanket undertook road repairs of the old Gwanda Road, patching the potholes on the road which had become a hazard.
●	The mine continued to provide water for the irrigation of Gwakwe Gardens.

A dividend of $5,5 million was paid to the Community Trust in 2025. GCSOT has a 10% shareholding in Blanket, donated by Caledonia.

General Comments

Caledonia’s activities are centered on Zimbabwe and occur year-round. Caledonia is not dependent, to any material extent, on patents, licenses, contracts, specialized equipment or new manufacturing processes at this time. However, there may be occasions that Caledonia may wish to adopt such patents, licenses, specialized equipment, etc. if these are economically beneficial to its operations. All mining and exploration activities are conducted under the various economic, mining and environmental regulations of the country where the operations are being carried out. It is always Caledonia’s standard that these regulations are complied with by Blanket Mine, Motapa, Bilboes and Maligreen. Caledonia has not experienced a shortage of availability of raw materials or significant price volatility.

Refer to note 2 of the Consolidated Financial Statements and Item 3.D – “Risk Factors”, under the subheading “We do business in countries and jurisdictions outside of the United States where different economic, cultural, regulatory, monetary and political environments could adversely impact our business, results of operations and financial condition” where the material effects of government regulations on the Company’s business are disclosed.

Investors should recognize that Blanket, Motapa, Bilboes and Maligreen’s ability to implement its investment plans, defined as a structured allocation of capital to exploration, development, sustaining, and growth initiatives aimed at maintaining and enhancing the long-term value of the Group’s mineral assets. These plans define the timing, scale, and prioritization of capital expenditures across the mining value chain, encompassing exploration, mine development, infrastructure, plant and equipment, and business continuity projects while ensuring alignment with strategic objectives, operational needs, risk appetite, and available funding capacity at its properties and interests. Caledonia’s ability to sustain its operations outside Zimbabwe and pay future dividends depends, inter alia, on the ability to externalize cash from Zimbabwe.

Revenue from the sale of precious metals is recognized when the unrefined metal is accepted at the refinery (“Local lodgment date”) by Fidelity, except for the portion earmarked for export to a refiner outside of Zimbabwe. Control is transferred and the receipt of proceeds is substantially assured at point of delivery at the end refiner with the responsibility to pay. Revenue for each delivery to Fidelity is measured at the LBMA price post-delivery and the quantities are determined on Local lodgment date. On average, settlement occurs within 14 days of delivery from Fidelity and within 2 days from the offshore refiner.

A portion of toll refined metals produced by Blanket is exported by Caledonia to AEG, an accredited Dubai Good Delivery refinery or Stonex Financial Limited, which makes payment to Caledonia’s bank account in Zimbabwe in USD. The unrefined gold continues to be processed at Fidelity, a subsidiary of the Mutapa Investment Fund, on a toll-treatment basis, in accordance with requirements of the Zimbabwe government for in-country refining and to allow the Zimbabwe authorities full visibility over the gold produced and exported by Caledonia. The resultant gold is exported under the gold dealing license that is held by Fidelity to a refinery outside Zimbabwe (i.e. AEG or Stonex Financial Limited) which undertakes the final refining process. Caledonia receives the proceeds of the gold which it exports in its bank account in Zimbabwe within a few days of delivery to the final refiner.

For deliveries exported and for deliveries that are paid by Fidelity, Blanket continues to receive 70% of its revenues in US Dollars and the balance in local currency. Revenue for the toll refined metals exported to a refiner outside Zimbabwe from the sale of precious metals is recognized when the refiner outside of Zimbabwe receives the toll refined metals (“Export lodgment date”). Control is transferred and the receipt of proceeds is substantially assured at the point of delivery. Export lodgment date revenue for each delivery is measured at the LBMA price post-delivery less a refining fee and the quantities are determined on Export lodgment date. On average, settlement occurs within two days of delivery.

Revenue from the sale of precious metals at Bilboes is recognized on the Local lodgment date by Fidelity. Control is transferred and the receipt of proceeds is substantially assured at point of delivery at the end refiner with the responsibility to pay. Revenue for each delivery to Fidelity is measured at the LBMA price and the quantities are determined on Local lodgment date. Bilboes’ revenue during the year was recognized from sales to Fidelity as a “small-scale producer”, measured at the previous day’s 6pm LBMA price less a 5% discount. The revenue was received 100% in USD and settlement occurred immediately after depositing of the bullion.

C. Organizational Structure

The Company has the following organizational structure as at April 2, 2026:

D. Property, Plant and Equipment and Exploration and evaluation assets

Overview

The Company is engaged in the exploration, development and production of gold, with insignificant silver produced as a by-product, from its mineral properties.

The Company’s three material mineral properties, all located in Zimbabwe, are:

●	the production stage Blanket Mine (64% interest);
●	the development stage (sulphides) Bilboes Project (100% interest), at which minor gold production from oxide material occurred during the period; and
●	the exploration stage Motapa project (100% interest).

The Company has an additional mineral property located in Zimbabwe, the exploration stage Maligreen project (100% interest), which the Company has determined to be non-material.

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

Certain of the information set forth in this annual report is derived from the following:

●	For the Blanket Mine, the Subpart 1300 pre-feasibility study entitled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023, prepared by Qualified Persons Mr. Craig Harvey and Mr. Marthinus van Staden. Refer to exhibit 15.2, exhibit 15.6 and exhibit 15.8 in this report; Qualified Person Craig Harvey has updated the Blanket mineral resources and mineral reserves to reflect depletion from mining activities as of December 31, 2025;
●	For the Bilboes Project, the feasibility study entitled “Bilboes Gold Project Technical Report Summary”, with an effective date of October 31, 2025, prepared by Qualified Person DRA Projects (Pty) Ltd. Qualified Person DRA Projects Pty (Ltd) has reconfirmed the mineral resources and mineral reserves as of December 31, 2025. Refer to exhibit 15.5 of this report; and
●	For the Maligreen project, the Subpart 1300 initial assessment entitled “S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe”, with an effective date of December 31, 2022, prepared by Qualified Person Mr. Uwe Engelmann. Refer to exhibit 15.5 to this report. Qualified Person Uwe Engelmann has reconfirmed the Maligreen mineral resources as of December 31, 2025. Refer to exhibit 15.7.

Mr. Craig Harvey has been a full-time employee of the Company as from 1 March 2023. Mr. Engelmann is not an employee of the Company. Mr. Engelmann is employed by Minxcon (Pty) Ltd. None of Mr. Engelmann or DRA Projects (Pty) Ltd is affiliated with Caledonia or another entity that has an ownership, royalty or other interest in the property that is the subject of the respective technical report summary. One of the original authors and Qualified Persons for the Subpart 1300 pre-feasibility study entitled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, Mr. Marthinus van Staden, was a full-time employee of the Company during the preparation of the study, but retired in November 2024. Mr. van Staden has provided consent and reconfirmed the report entitled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023.

Three Year Production History

The Blanket Mine is the Company’s only property with current mineral extraction. The Bilboes oxide mining extraction was curtailed during 2023 in favour of focusing on the larger sulphide feasibility study. The leach pads continue to be irrigated with nominal gold recovery and production. Aggregate annual production information for our properties for the years ended December 31, 2025, 2024, and 2023 is provided below on a 100% project basis, rather than an attributable basis.

	Ounces produced
Property	2025	2024	2023
Blanket	76,213	76,656	75,416
Bilboes	1,683	1,645	3,050
Total	77,896	78,301	78,466

Mineral Resources

Mineral resources are stated as exclusive of mineral reserves and as attributed values. Ordinary kriging and inverse distance estimation methodologies were utilised for interpolation and confined to the property boundaries to which we have legal rights to explore and mine.

The Blanket Mine mineral resources occur as underground resources and estimates have been depleted for mining based on the surveyed mining voids through December 31, 2025. Measured, indicated and inferred mineral resources are declared due to the continuity of the geology and grade derived from ongoing underground development and long hole underground exploration drilling activities. A cut-off grade of 1.5 g/t was applied to the mineral resource estimates for Blanket Mine based on an average real term gold price of US$2,150/oz, as per effective date of December 31, 2023, based on a 10-to-15-year view for precious metals. Geological losses of 2.5% were applied to the Blanket Mine measured mineral resources, while a 5% loss was applied to the indicated mineral resource and 10% to the inferred mineral resource category.

There has been no change year on year for the mineral resources at Maligreen. All mineral resources are reported at surface (all mineral resources <220 m from surface) and underground (>220 m from surface). The mineral resources have been depleted by means of topography and mining voids. A cut-off grade of 0.4 g/t was applied to the surface resources, while a cut-off grade of 1.5 g/t was applied to the underground portion based on a gold price of US$1,800/oz, as per effective date of December 31, 2022, based on a 10-to-15 year view for precious metals. Discounts applied to the mineral resources include geological losses of 5% for measured, 10% for indicated and 15% for inferred mineral resources to account for geological, data and estimation uncertainty.

The mineral reserve pit shells at Bilboes utilised a two-year trailing average gold price of US$2,190/oz, as per effective date of October 31, 2025. A sensitivity assessment was done on gold prices of US$2,409/oz and US$1,971/oz. A gold price of US$3,000/oz was assumed for scenario assessments to determine surface infrastructure boundaries only to ensure that no potential future resource is sterilised. All estimates have been depleted for mining and current topographical surface. Measured, indicated and inferred mineral resources are declared due to the continuity of the geology and grade as well as a history of proven historical mining. A cut-off grade of 0.5 g/t was ultimately utilized for Bilboes based on a gold price of US$3,000/ oz which was selected over the same two-year trailing average gold price as the reserve pit shell determination. This was done in order to sterilize ground adjacent to the reserve pits to ensure that in a rising gold price environment, future pit expansions or pushbacks would not be adversely affected by infrastructure. Geological losses of 5% were applied to the measured, indicated and inferred mineral resources.

			December 31, 2025
			Tonnes	Grade	Gold
In Situ Mineral Resources Exclusive of Mineral Reserves			(Mt)	(g/t)	(koz)
Zimbabwe	Blanket Mine	Measured	2.2	3.52	251
	Underground	Indicated	2.4	3.14	244
	(64%	Measured + Indicated	4.6	3.32	495
	attributable)	Inferred	4.4	3.62	512
	Bilboes	Measured	0.4	1.16	15
	Surface	Indicated	11.7	1.37	517
	(100%	Measured + Indicated	12.1	1.37	532
	attributable)	Inferred	18.9	1.62	984
	Maligreen	Measured	1.7	2.38	126
	Surface	Indicated	6.3	1.53	310
	(100%	Measured + Indicated	7.9	1.71	436
	attributable)	Inferred	4.6	1.56	229
	Maligreen	Measured	0.0	0	0
	Underground	Indicated	0.1	2.76	8
	(100%	Measured + Indicated	0.1	2.76	8
	attributable)	Inferred	1.6	3.76	192
Total Measured			4.3	2.86	392
Total Indicated			20.5	1.64	1,079
Total Measured + Indicated			24.8	1.85	1,471
Total Inferred			29.5	2.02	1,917

1.Number may not add due to rounding.
2.Blanket resource gold price of US$2,150 per ounce as of December 31, 2023.
3.Bilboes resource gold price of US$3,000 per ounce as of October 31, 2025.
4.Maligreen resource gold price of US$1,800 per ounce as of December 31, 2022.

Mineral Reserves

Mineral reserves are stated as fully diluted, delivered to the processing plant and are backed by detailed planning such as a Life of Mine plan or open pit optimisation and scheduling. Only measured and indicated mineral resources have been converted to mineral reserves.

Blanket Mine

At Blanket Mine, the mineral reserve is based on a discounted cash flow analysis, the result of which is positive over an eleven year period from 2024 until 2034 and utilises only measured and indicated mineral resources. The gold price is based on commodity forecasts from a number of institutions and the average gold price over the eleven year life of mine is $1,877 per ounce. The first three years’ gold price is derived from the median forecast of various institutions and ends in a long term gold price of US$1,731/oz. Mineral reserves are stated at a cut-off grade of 2.10 g/t. Production costs utilise the production history from the mine together with required capital expenditure to execute the life of mine plan. All mineral reserves at Blanket are from underground sources. The mineral reserves detailed in exhibit 15.2 have been depleted with the survey mining voids up to and including December 31, 2025. All mineral reserve blocks exploited since the effective date of exhibit 15.2 have been flagged as mined, with the remaining unmined mineral reserve, in accordance with the life of mine plan, stated as mineral reserves at December 31, 2025.

Bilboes

At Bilboes, mineral reserves have been declared as at October 31, 2025, and are detailed in the Technical Report Summary submitted as exhibit 15.3.

Open pit optimisations were conducted utilising industry accepted Whittle optimisation software. The grade and tonnage from the mineral resource model has been modified by a mining and geological recovery of 92.50% together with a mining dilution of 4.0% based on various orebody geometries and the planned mining methodology in various open pits.

Pit shells parameters assumed a gold price at US$2,190 /oz based on a two-year trailing average price. A recovery of 83.6 % at Isabella and McCays, and 88.9% at Bubi was applied. Ore mining costs of US$2.60/t for Isabella, McCays and Bubi were used with a waste mining cost of US$2.00/t at Isabella, McCays, and Bubi. Processing costs of US$ 22.26/t for Isabella and McCays were used, and US$ 42.25/t for Bubi. A cut-off grade of 0.56 g/t (McCays, Isabella South and Isabella North) and 1.05 g/t (Bubi) was applied based on project specifics.

Processing throughput was modelled at 2.88 million tonnes per annum for phase 1 and 2.16 million tonnes per annum for phase 2. Average annual processing cost per tonne of ore, inclusive of general / administration costs range from $22.26/t to $42.25/t for all oxides, transitional and fresh ores depending on processing parameters.

For clarity when referring to exhibit 15.3, the economic analysis processes 26.0 million tonnes of ore over the life of Bilboes. The mineral reserve statement tabulates 24.1 million tonnes of ore as mineral reserves. The difference between the mineral reserve statement and the economic analysis is from the processing of a sub-economic stockpile at the end of the mining activities of the project. This stockpile material was deemed to not be a mineral reserve as at the time of the cut-off grade calculations, this material was below the economic cut-off grade utilising the full operating cost in years one to ten.

Subsequent to the cessation of mining activities, the economic cut-off grade can be reduced by replacing the mining cost with a load and haul cost, thereby reducing the operating cost in years eleven and twelve. Processing this stockpile adds approximately 46,000 ounces to the production profile with a positive economic result.

		December 31, 2025
		Tonnes	Grade	Gold
Diluted Mineral Reserves (delivered to plant)		(Mt)	(g/t)	(Koz)
Zimbabwe	Underground
	Blanket Mine
	Proven (64% attributable)	0.6	3.1	59
	Probable (64% attributable)	3.2	3.3	338
	Proven + Probable	3.8	3.3	397
	Surface
	Bilboes
	Proven (100% attributable)	3.5	2.2	251
	Probable (100% attributable)	20.6	2.3	1,499
	Proven + Probable	24.1	2.3	1,749
Total Proven		4.1	2.4	310
Total Probable		23.8	2.4	1,837
Total Proven + Probable		27.9	2.4	2,146

1.Numbers may not add due to rounding.
2.Blanket reserve gold price of US$1,877 per ounce as of December 31, 2023.
3.Bilboes reserve gold price of US$2,190 per ounce as of October 31, 2025.

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

Material Properties

Blanket Mine

Property Description and Ownership

The Blanket Mine is an operating underground gold mine situated on the Gwanda Greenstone Belt (“GGB”) targeting shear zone hosted gold mineralization. The Mine complex comprises a cluster of mines extending from Lima in the north, through Eroica, Sheet, AR Main, AR South, the currently defunct Feudal, Blanket Section (Blanket 1 to Blanket 6) and Jethro over a total strike length of some 3 km. Gold has been commercially mined at the project area from several closely-spaced orebodies defining a mineralized trend via several shafts since the early 1900s. The Mine covers the operating claims of Jethro, Blanket, Feudal, Harvard, Mbudzane Rock, Oqueil, Sabiwa, Sheet, Eroica and Lima, largely encompassed in a 2,120ha Mining Lease. Ore is processed at an on-site plant. As at December 31, 2025 the net assets of Blanket Mine are $173 million. Refer to note 28 of the Consolidated Financial Statements.

The Company indirectly owns 64% of the shares of Blanket Mine, the operator of which is Blanket Mine (1983) (Private) Limited, after the purchase of Fremiro’s 15% shareholding became effective in January of 2020. The Blanket Mine is fully equipped with all the necessary plant and equipment to conduct mining operations and the production of gold from the ore mined from the mine.

As illustrated below, the Mine is located in the southwest of Zimbabwe, approximately 15 km northwest of Gwanda, the provincial capital of Matabeleland South. Gwanda is located 120 km southeast of Bulawayo, 200 km northwest of the Beitbridge Border post with South Africa, and 560 km from Harare, Zimbabwe’s capital city. The Mine is centered on the coordinates (WGS84 system) 20°52’ S, 28°54’ E.

The table below indicates the aggregate annual production from Blanket in the last three fiscal years on a 100% project basis:

Blanket Production Statistics

		Gold Head
	Tonnes milled	(Feed) grade	Gold Recovery	Gold Produced
Year	(t)	(g/t Au)	(%)	(oz)
2023	770,441	3.25	93.8%	75,416
2024	797,479	3.20	93.6%	76,656
2025	826,839	3.07	93.4%	76,213

The table below indicates the aggregate annual production from Blanket in the last three fiscal years on a 64% attributable project basis:

Blanket Production Statistics

	Tonnes Milled	Gold Head (Feed) Grade	Gold Recovery	Gold Produced
Year	(t)	(g/t Au)	(%)	(oz)
2023	493,082	3.25	93.8%	48,266
2024	510,387	3.20	93.6%	49,060
2025	529,177	3.07	93.4%	48,776

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

The Blanket Gold Plant established on the Blanket Mine site consists of crushing, milling, carbon-in-leach and batch elution electro-winning circuits. The plant treats an average of 65,000 - 68,000 tonnes per month at a recovery of approximately 94%. The recovery performance is expected to continue, while the processing rate could be increased through continuous improvement and modifications to the existing processing infrastructure. Construction of phase 1A of a new TSF was completed in 2024, with a design to align with international best practice whilst enabling uninterrupted production.

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

The Blanket Mine’s interests in Zimbabwe include a mining lease, operating claims (i.e., on-mine), non-operating claims and a portfolio of brownfields exploration projects (satellite projects). Blanket Mine operates under a mining lease issued by the Mining Affairs Board of Zimbabwe with registered number 40 (“ML40”) which was issued under the MMA to Blanket Mine (1983) (Private) Ltd, a 64% held indirect subsidiary of the Company, on May 24, 2019 and is annually renewed. The mine’s claims under the lease cover an area of 2,120 ha ML40 is renewed annually and an inspection must be performed by the Ministry of Mines and requisite fees paid. For ML40, a fee of USD$64 480.04 was paid for 2025.

A copy of ML40 is attached hereto as exhibit 4.3.

Blanket Mine also has several registered claims, not incorporated under the lease. The 90 claims contiguous to the mining lease comprise a total area of approximately 998 ha. In addition, Blanket Mine holds several non-operating claims located away from ML40 and the adjoining claims described above, that form a portion of the Gwanda portfolio. These non-producing claims (satellite projects) consist of 184 blocks of registered base metal (Ni, Cu and As) and precious metal claims covering a total area of 2,433 ha. The Mine, as the holder of a registered mining claim, is required to maintain such title in good standing by duly paying the prescribed annual fee on or before each claim’s anniversary date.

A number of claims that are not considered to be material or of long term strategic interest are subject to active tribute agreements between the Mine and local small scale miners as part of corporate social responsibility (“CSR”). Tribute agreements are based on a template supplied by the Ministry of Mines and registered with the Ministry of Mines. They are generally valid for three years, and are renewable. The tributor assumes all responsibility in connection with the mining claims including full responsibility for safety issues at the claim as if he were the owner. The tributor reports all production to the Ministry of Mines.

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

Central Shaft

The new shaft is not lined and has a four-compartment, 6 m diameter layout, equipped with a 2 x 3,132 kW double-drum winders, one rock and the other men and material. The shaft is used as the main route for the transport of men, material, and rock.

The shaft reaches a depth of 1,201.3 meters. The man compartment has a double deck and can transport 40 persons per deck.

The Blanket Mine is an underground mine in the production stage, and a number of expansion projects have either been completed or are underway to maintain the Blanket mine production profile. The majority of the expansion projects will consist of the below 750 m Level (22 Level) expansion projects.

The first project included the sinking and construction of the Central Shaft in-between the AR Main and AR South/ Blanket orebodies from surface to 1,204 m (36 Level) and its associated infrastructure. Sinking and equipping of the shaft, the associated ore pass system and loading station development have all been completed.

Further projects include the development of various decline shaft infrastructure targeting the downdip extensions of the known major orebodies. A twin decline has been developed from 34 Level to 36 Level and the necessary level development has commenced. The twin declines will be extended to 38 Level in the coming years.

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

The existing infrastructure at Blanket will be utilized in parallel with new infrastructure which is specifically aimed at targeting the below 22 Level mining areas. The extensions entailed the sinking of the Central Shaft from surface down to 1,201.3 m (36 Level). 6 Winze sub-shaft located close to 5 Winze sub-shaft is used to access the Blanket complex below 22 Level and will provide secondary access to the Central Shaft.

The Central Shaft is not lined and has a four-compartment, 6 m diameter layout, equipped with 2 x 3,142 kW double-drum winders, one for rock and the other for men and material.

On surface, a 1050 mm wide, 152 m long overland ore conveyor will transport the hoisted rock at Central Shaft to the primary crusher and then to an ore stock-pile.

Additional supporting surface infrastructure will include shaft offices, change rooms, lamp rooms, etc. New housing for both senior and junior staff is also planned.

A TSF is also located near the project area. The labour force and their families reside within a kilometer of the mine in accommodation provided by the mine.

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

ZESA supplies power to Blanket Mine from their main Eagle Vulture 132KV/33KV substation about 17km out of Gwanda. The main supplies are the 33 kV and the 11 kV overhead lines. The 33 kV supply feeds Lima, Reclamation, the main substation at No. 4 Shaft (and adjacent to the processing plant) and Central Shaft and New Compressors. The 11 kV supply feeds slimes dam, Smiler shaft and the village. The 11 kV is further transformed to 550 V supply at Smiler and at Slimes dam. The ZESA power allocation to No. 4 Shaft, Central Shaft, Jethro Shaft, 5 Winze and 6 Winze Complex is 18MVA with a (NMD) of 18MVA. An additional (Mtshabezi line) feeder is installed with a current nominal maximum demand (“NMD”) of 7 MVA.

A solar plant was installed and commissioned at Blanket in 2023. The solar plant supplies 12 MW AC to the Blanket Mine power supply during daytime. The solar plant was sold to CBE during April 2025 by way of the sale of the entire share capital in CMS which owns the plant. Blanket Mine is the sole offtaker of the power generated by the solar plant.

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

The agreement is valid for one-year periods and is renewed annually. ZINWA sends the renewable agreement for signing to Blanket on an annual basis. Blanket continues to extract water at a rate of USD $0.17/m3.

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

Blanket Mine holds EIA certificates as issued by the EMA for the solar plant, and for both the old and new TSFs. The new TSF is currently operating under the authorisation granted through the approval of the Environmental Impact Assessment, and a license will be issued by the Zimbabwean EMA.

In order for operations to continue, the EMA has issued a number of additional environmental licenses to Blanket as listed in the table below. The certificates are valid for 1 year and renewed annually. Applications for hazardous waste generation (oils, chemicals, etc.) licenses have been submitted and are pending EMA review. New environmental disturbances will require additional permits further to those listed below, and currently no further disturbances have been identified.

Environmental Permits

In order for operations to continue, the EMA has issued a number of additional environmental licenses to Blanket, including:

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

Mineral Resource and Mineral Reserve Estimates

The mineral resources reported here are based on the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023 but have been updated by Qualified Person Craig Harvey as of December 31, 2025 to reflect mining depletions as determined by underground survey estimations of the tonnage and ounces broken in the year. During 2024, the survey team at Blanket acquired 3-dimensional underground scanning and processing hardware which serves to deliver improved accuracy in survey. This modern equipment is now fully utilised in the daily operations of Blanket. Refer to exhibit 15.2 or the technical report summary titled “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe”, with an effective date of December 31, 2023, for key assumptions, parameters, and methods used to estimate the mineral resources and risks that could materially affect the mineral resource.

The measured and indicated mineral resource estimates for 2025 are reported in compliance with Subpart 1300, in situ as at December 31, 2025 and exclusive of mineral reserves.

Mineral
Resource		Tonnes	Au Grade	Au Content
Classification	Orebody	Kt	g/t	Koz
Measured (2.5%	ARM	627	3.11	63
Geological Loss)	ARS	114	3.33	12
	ARS_Ext	11	1.83	1
	BF	70	3.49	8
	BLK1	105	3.33	11
	BLK2	144	3.66	17
	BLK3	82	3.00	8
	BLK4_5	149	3.80	18
	BLK6	48	3.79	6
	BQR	398	3.94	50
	ERC	175	4.55	26
	Jethro	53	3.11	5
	Lima	150	3.63	18
	Sheet	88	2.99	9
Measured Total		2,215	3.52	251
Indicated (5%	ARM	464	2.68	40
Geological Loss)	ARS	149	2.37	11
	ARS_Ext	50	2.31	4
	BF	98	3.03	10
	BLK1	211	3.05	21
	BLK2	227	3.86	28
	BLK3	66	2.45	5
	BLK4_5	67	2.94	6
	BLK6	17	4.17	2
	BQR	631	3.33	68
	ERC	143	4.68	21
	Jethro	177	2.82	16
	Lima	74	3.45	8
	Sheet	41	2.60	3
Indicated Total		2,415	3.14	244
Measured + Indicated Total		4,630	3.32	495

Notes:

1.	Cut-off applied 1.5 g/t.
2.	Geological loss applied: Measured 2.5%, Indicated 5%, Inferred 10%.
3.	Commodity price utilised: USD2,150/oz
4.	Mineral resources are stated exclusive of mineral reserves.
5.	Mineral resources are reported as 64% attributable to Caledonia.
6.	All orebodies are depleted for mining.
7.	Number may not add due to rounding.

In situ inferred mineral resource tabulation for Blanket Mine as at December 31, 2025:

Mineral
Resource		Tonnes	Au Grade	Au Content
Classification	Orebody	Kt	g/t	Koz
Inferred (10%	ARM	268	2.82	24
Geological Loss)	ARS	114	3.89	14
	ARS_Ext	64	3.48	7
	BF	128	3.11	13
	BLK1	818	3.21	85
	BLK2	314	4.55	46
	BLK3	59	3.24	6
	BLK4_5	239	3.17	24
	BLK6	83	3.57	10
	BQR	1,714	3.74	206
	ERC	367	4.54	54
	Jethro	101	3.23	10
	Lima	88	3.34	9
	Sheet	47	2.52	4
Inferred Total		4,404	3.62	512

Notes:

1.	Cut-off applied 1.5 g/t.
2.	Geological loss applied: Measured 2.5%, Indicated 5%, Inferred 10%.
3.	Commodity price utilised: USD2,150/oz.
4.	Mineral resources are stated exclusive of mineral reserves.
5.	Mineral resources are reported as 64% attributable to Caledonia.
6.	All orebodies are depleted for mining.
7.	Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the inferred mineral resources will be upgraded to indicated or measured mineral resources, with further exploration.

A comparison of the measured, indicated and inferred mineral resource estimates as at December 31, 2024 with the 2025 mining depletions applied are shown below. The change in mineral resources is due solely to depletion.

Mineral	December 31, 2025			December 31, 2024			% Variance
Resource	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
Classification	Kt	g/t	Koz	Kt	g/t	Koz	Kt	g/t	Koz
Measured Total	2,215	3.5	251	2,416	3.5	270	(8)%	1%	(7)%
Indicated Total	2,415	3.1	244	2,672	3.2	273	(10)%	(1)%	(11)%
M&I Total	4,630	3.3	495	5,087	3.3	543	(9)%	—%	(9)%
Inferred Total	4,404	3.6	512	5,645	3.7	679	(22)%	(3)%	(25)%

Notes:

1.	Cut-off applied 1.5 g/t.
2.	Geological Loss Applied.
3.	Measured 2.5%, Indicated 5%, Inferred 10%
4.	Commodity price of $2,150/oz
5.	Mineral resources are reported as 64% attributable to Caledonia
6.	All orebodies are depleted for mining.
7.	Mineral resources are stated exclusive of mineral reserves.

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

In addition, as of the date of this Annual Report, all mineral reserves are covered by required permits and governmental approvals. The December 31, 2023 mineral reserve estimate has been depleted with the surveyed underground voids and restated as of December 31, 2025 by Qualified Person Craig Harvey, in the table below. Mineral reserves are stated as delivered to plant.

	Tonnes	Grade	Au Content
Mineral Reserve Classification	Kt	g/t	Kg	Koz
Proven	600	3.1	1,832	59
Probable	3,181	3.3	10,510	338
Total	3,781	3.3	12,343	397

Notes:

1.	Mineral reserve cut-off of 2.1 g/t applied.
2.	The gold price that has been utilised in the economic analysis (as included in the S-K 1300 Technical Report Summary on the Blanket Gold Mine (refer to exhibit 15.2) to convert diluted measured and indicated mineral resources in the life of mine plan to mineral reserves is an average real term price of USD1,877/oz over the life of mine, using the forecast prices as per economic analysis included in the S-K 1300 Technical Report Summary on the Blanket Gold Mine.
3.	Metallurgical recovery of 94% applied.
4.	Numbers may not add due to rounding.
5.	The mineral reserve estimation utilises the December 31, 2023 mineral resource with the December 31, 2023 mine design and life of mine plan.
6.	The mineral reserves have been depleted for mining with underground survey voids up to December 31, 2025.
7.	Mineral reserves are reported as 64% attributable to Caledonia.

An uneconomical tail containing 212.5 koz of gold has been excluded from the mineral reserve, since it is not economical on its own.

The mineral reserves for the estimate as of December 31, 2025 compared with that of December 31, 2024 is presented below. The change in mineral reserves is due solely to depletion.

	December 31, 2025				December 31, 2024				% Variance
Mineral Reserve	Tonnes	Grade	Au Content		Tonnes	Grade	Au Content		Tonnes	Grade	Au Content
Classification	Kt	g/t	Kg	Koz	Kt	g/t	Kg	Koz	Kt	g/t	Kg	Koz
Proven	600	3.1	1,832	59	830	3.0	2,480	80	(28)%	2%	(26)%	(26)%
Probable	3,181	3.3	10,510	338	3,538	3.3	11,718	377	(10)%	—%	(10)%	(10)%
Total	3,781	3.3	12,343	397	4,368	3.3	14,198	456	(13)%	—%	(13)%	(13)%

1.Numbers may not add due to rounding.

Changes in the total mineral reserve estimates.

●	are on the basis of the December 31, 2023 Life of Mine Plan depleted with the mining from stoping and development activities up to and including December 31, 2025.

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

The ongoing underground drilling program at Blanket targeted the Eroica, Blanket and AR south ore bodies and has yielded encouraging results which were published on July 23, 2025.

Internal controls

The Company maintains internal controls over its exploration, sampling, data verification, and mineral resource and mineral reserve estimation processes as required under Subpart 1300. These controls include documented procedures for drilling and sampling, quality assurance and quality control (QA/QC) programs using certified reference materials, blanks, and duplicates, verification of analytical methodologies, and validation of geological, survey, and assay data used in resource and reserve estimation.

Standard Operating Procedures define the workflow for these activities to be carried out, with evidence of compliance to these procedures maintained at certain check points along the data acquisition trail.

The company commenced with a data collection, data verification and data reporting system that serves as a central repository for all data collection activities related to the mineral resource and mineral reserve estimation and reporting process. This includes the application of database access controls, together with audit trails and access logs. The laboratory systems relating to sample management and sample tracking have been digitalised and incorporated into the database management system.

Geological and estimation controls are maintained by formal sign off on geological interpretations and data validity on a quarterly basis. Mineral resource estimation has inherent risk which is mitigated by the use of Kriging Neighbourhood Analysis (KNA) to optimise sample selection and reduce estimation error, the systematic use of capping based on percentile analysis and probability plots together with validation of estimates through the use of swath plots (X/Y/Z), visual checks and secondary estimation techniques.

The Qualified Persons responsible for preparing and reviewing the Company’s mineral resource and mineral reserve estimates have evaluated these internal controls and determined that they are appropriate and consistently applied, and that they provide reasonable assurance of the reliability of the underlying technical information. Additional detail regarding these internal controls is provided in the Technical Report Summary for the Blanket Mine, filed as exhibit 15.2 to this Form 20-F.

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

The Bilboes Project is considered a development stage property as the company has embarked on the build phase of the project and has reported mineral reserves in accordance with Subpart 1300. Caledonia acquired the Bilboes Project, through the purchase of Bilboes Gold, on January 6, 2023 by issuing shares to the value of $65.7 million and a 1% net smelter royalty. As at December 31, 2025, the net assets of the Bilboes Project are $78.3 million.

ZIMBABWE
Harare
Victoria Falls
Hwange
Bubi
McCays
Isabella
Gweru
Mutare
Bulawayo
Masvingo
Gwanda
Blanket
Legend
City/ Town
Mine location
Main Road
0
100
200 km
N
S
E
W

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

Bilboes, as the holder of registered mining claims, is required to maintain such titles in good standing by duly paying the prescribed annual fee of $109,134 on or before each claim’s anniversary date.

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

On January 6, 2023 Caledonia announced that it had satisfied the conditions precedent to purchase Bilboes Gold.

The table below indicates the aggregate annual production from Bilboes in the last three fiscal years on a 100% project basis:

Bilboes Production Statistics

	Tonnes Milled	Gold Head (Feed)	Gold Recovery	Gold Produced
Year	(t)	Grade (g/t Au)	(%)	(oz)
2023	154,040	1.15	54	3,050
2024	—	—	—	1,645
2025	—	—	—	1,683

The Bilboes oxide mine was placed on care and maintenance on September 30, 2023. Leaching activities related to the heap leach pad have continued and will continue for as long as it makes a positive cash contribution after the cost of leaching is incurred.

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

Raw water will be provided from open pit dewatering and surface boreholes located across the mine license area.

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

A water usage study for the utilization of the Bafana dam as a water source will have to be included in an updated Environmental Impact Assessment (EIA) and water use license.

SLR Consulting based in South Africa in partnership with the local GryinOva Environmental Consultants conducted an EIA study for the project and an EIA certificate was issued to Bilboes for the project in February 2021 and was valid for two years to February 2023. The certificates are renewed annually, and application is done before expiry date to enable application fees payment before certificate expiry date. The payment receipt is accepted by the government as the current certificate while the actual certificate is processed by the Environmental Management Agency (EMA). The current application fees were paid for on 27 March and certificate is valid until 28 March 2027.

Bilboes also held 3,935 ha of additional claims and 51,900 ha of exploration licenses referred to as Exclusive Prospecting Orders (EPOs) around Isabella-McCays-Bubi and the Gweru area. These claims and EPOs have highly prospective targets which offered Bilboes excellent prospects for organic growth. The company has applied for an extension of the EPOs tenure for a further 3 years after the initial 3-year tenure expired in July 2021. The decision on the EPO applications is pending. For Bilboes, a fee of USD$109 133.96 was paid for 2025 to maintain the licences and claims in good standing.

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
N
S
W
E
INKOSIKAZI TRIBAL TRUST LAND
MWAWA RANCH
BUBI
McCAYS
ISABELLA
Legend
Gabbro
Felsite/ Quartz Porphyry
Calcareous grit, Arkose & Phyllite
Ferruginous sediments & Felsic Meta-volcanics
Banded Ironstone
Greywackes & Arkoses
Andesitic Greenstones
Basaltic & Andesitic Greenstones
Claims Boundary
Scale 1: 150 000
2.5
0
2.5
5 km

Regional Geological Map showing Bilboes Properties

Source: Ngilazi and Martin ‘17

Stratigraphy

The Bilboes stratigraphic presentation is depicted in the figure below:

Time (Ga)	Greenstone Sequences and associated Granitoids	Formations	lithologies
2.5	**Granitoid Suits**		Felsite, granodiorite, gneiss
2.6	**Shamvaian Group**	Ndutjana Fm	Arkose, greywacke, grit, conglomerate
2.65	**Upper Bulawayan Group**	Dagmar Fm	Calcareous grit, arkose, phyllite, BIF's, crystalline limestone
		Ednovean & Dollar Block Fm	Andesite, dacite, pyroclastics
		Courtleigh Volcanic Fm	Dacite, chert, tuff, agglomerate felsic intrusives
		Lonely Mine Fm	Basalt, andesite, Ferr. Shale, BIF's
		Isnagene, Ventnor, Bembesi River & Zwankendaba FMs	Basalt, andesite, dacite, rhyodacite, agglomerate BIF's, chert, crystalline limestone
		Sweetwater & Inyati Fms	Basalt, rhyodacite, pyroclastics
2.7	**Lower Bulwayan Group**	Eubi Source Fm	Mafic and ultramafic metavolcanics, tuffs
		Goodwood Fm	Felsic metavolcanics
		Kenilworth Fm	Epidiorite, amphibolite schists
2.8			

Adapted from Marwitz et al. (2010), Nisbet et al. (1981), Mhlanga, G. (2002), and Muirhead, JDG and Van Blerk, W.N. (1977)

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

Mineral Resource and Mineral Reserve Estimates

The mineral resources reported here are based on the feasibility study titled “Bilboes Gold Project Technical Report Summary”, prepared by DRA Projects (Pty) Ltd with an effective date of October 31, 2025. Refer to exhibit 15.3 for key assumptions, parameters, and methods used to estimate the mineral resources and risks that could materially affect the mineral resource. Qualified Person DRA Projects Pty (Ltd) has confirmed that there was no change in the mineral resource estimate between October 31, 2025 and December 31, 2025.

The measured and indicated mineral resource estimates for 2025 are reported in compliance with Subpart 1300, in situ as at December 31, 2025 and exclusive of mineral reserves.

Mineral Resource		Tonnes	Au Grade	Au Content
Classification	Orebody	Mt	g/t	Koz
	Isabella South	0.1	1.43	2
Measured	Isabella North	0.2	1.07	6
	Bubi	0.1	1.06	3
	McKays	0.1	1.33	3
Measured Total		0.4	1.16	15
	Isabella South	1.4	1.68	78
	Isabella North	1.6	1.68	88
Indicated	Bubi	7.3	1.23	290
	McKays	1.3	1.46	62
Indicated Total		11.7	1.37	517
Measured + Indicated Total		12.1	1.37	532

Notes:

1.	Subpart 1300 definitions observed for classification of mineral resources.
2.	Mineral resources are reported in-situ.
3.	Mineral resources are stated exclusive of mineral reserves.
4.	Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software.
5.	Pit shells parameters assumed gold price at US$3,000 /oz, Recovery 83.6 % Isabella and McCays, 88.9% Bubi.
6.	The mineral resources are declared at a cut-off grade of 0.5 g/t Au and constrained inside a Lerchs-Grossman (LG) optimized pit shell using US$ 3,000 per ounce gold price.
7.	Ore mining cost, US$ 2.60/t for Isabella, McCays and Bubi. Waste mining cost US$2.00/t Isabella, McCays and Bubi.
8.	Processing cost US$ 22.26/t for Isabella & McCays and US$ 42.25/t for Bubi.
9.	Mineral resources are not mineral reserves and have no demonstrated economic viability. The estimate of mineral resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).
10.	Numbers may not add due to rounding.
11.	Effective date of resource estimate is December 31, 2025.

Mineral
Resource		Tonnes	Au Grade	Au Content
Classification	Orebody	Mt	g/t	Koz
Inferred	Isabella South	2.0	1.76	113
	Isabella North	4.3	1.86	255
	Bubi	10.3	1.40	465
	McKays	2.4	1.99	151
Inferred Total		18.9	1.62	984

Notes:

1.	Subpart 1300 definitions observed for classification of mineral resources.
2.	Mineral resources are reported in-situ.
3.	Mineral resources are stated exclusive of mineral reserves.
4.	Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software.
5.	Pit shells parameters assumed gold price at US$3,000 /oz, Recovery 83.6 % Isabella and McCays, 88.9% Bubi.
6.	The mineral resources are declared at a cut-off grade of 0.5 g/t Au and constrained inside a Lerchs-Grossman (LG) optimized pit shell using US$ 3,000 per ounce gold price.
7.	Ore mining cost, US$ 2.60/t for Isabella, McCays and Bubi. Waste mining cost US$2.00/t Isabella, McCays and Bubi.
8.	Processing cost US$ 22.26/t for Isabella & McCays and US$ 42.25/t for Bubi.

9.	Mineral resources are not mineral reserves and have no demonstrated economic viability. The estimate of mineral resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).
10.	Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the inferred mineral resources will be upgraded to indicated or measured mineral resources, with further exploration.
11.	Numbers may not add due to rounding.
12.	Effective date of resource estimate is December 31, 2025.

Mineral Reserves

Mineral reserve estimates in this Annual Report are reported by the QP in accordance with the requirements of Subpart 1300. Accordingly mineral resources in the measured and indicated categories have been converted to proven and probable mineral reserves respectively, by applying applicable modifying factors and scheduling a life of mine production schedule. Mineral reserves are stated as delivered to plant.

Refer to the technical report summary titled “Bilboes Gold Project Technical Report Summary”, with an effective date of October 31, 2025, filed as exhibit 15.3 to this report, for key assumptions, parameters, and methods used to convert mineral resources to mineral reserves.

Mineral
Reserve		Tonnes	Au Grade	Au Content
Classification	Orebody	Mt	g/t	Koz
Proven	Isabella South	0.7	2.11	45
	Isabella North	1.2	2.30	89
	Bubi	1.2	1.92	73
	McKays	0.5	2.80	44
Proven Total		3.5	2.21	251
Probable	Isabella South	3.2	2.24	233
	Isabella North	3.5	1.95	217
	Bubi	10.4	2.34	783
	McKays	3.5	2.39	266
Probable Total		20.6	2.26	1,499
Proved + Probable Total		24.1	2.26	1,749

1.	All tonnes quoted are in-situ dry tonnes. Differences in the addition of deposit tonnes to the total displayed is due to rounding to one decimal place.
2.	A cut-off grade of 0.56 g/t (McCays, Isabella South & Isabella North) and 1.05 g/t (Bubi) was applied based on project specifics.
3.	Pit shells parameters assumed gold price at US$2,190 /oz, Recovery 83.6 % Isabella and McCays, 88.9% Bubi.
4.	Ore mining cost, US$ 2.60/t for Isabella, McCays and, Bubi. Waste mining costUS$2.00/t Isabella, McCays, and Bubi.
5.	Processing cost US$ 22.26/t for Isabella and McCays and US$ 42.25/t for Bubi.
6.	The mineral reserve estimate has been classified and reported in accordance with Subpart 1300.
7.	The estimate of mineral reserves for the Bilboes Gold Project is not at this stage materially affected by any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant issues.
8.	Furthermore, the estimate of mineral reserves is not materially affected by any known mining, metallurgical, infrastructure, or other relevant factors.
9.	Effective date for mineral reserves is December 31, 2025.
10.	Numbers may not add due to rounding.

A comparison of the measured, indicated and inferred mineral resource estimates as at December 31, 2024 with December 31, 2025 are shown below.

●	The reclassification of mineral resources into the mineral reserve category, which resulted in a corresponding decrease in mineral resources.

●	The December 31, 2024 mineral resource was based on a report entitled “Bilboes Gold Project Technical Report Summary Initial Assessment” with an effective date of May 30, 2024.
●	No mineral reserves were declared in the report and as such the total mineral resource was published which had no exclusions due to mineral reserves.
●	A direct comparison between the December 31, 2024 and the December 31, 2025 mineral resources is not possible as the latter, and current, mineral resource has had mineral reserves declared which does not form part of the mineral resource declaration.
●	Minor updates to the December 31, 2025 include the following:
o	The higher gold price of US$ 3,000 per ounce produced in a deeper and wider “reasonable prospects for eventual extraction” (RPFEE) resource shell, resulting in an inclusion of more tonnage at a lower grade.
o	The higher gold price also resulted in a decrease in the cut-off grade from 0.9 g/t to 0.5 g/t, resulting in an increase in tonnage and decrease in grade.

	December 31, 2025			December 31, 2024			% Variance
	Tonnes	Au	Ounces	Tonnes	Au	Ounces	Tonnes	Au	Ounces
Mineral Resource Classification	Mt	g/t	Koz	Mt	g/t	Koz	Mt	g/t	Koz
Measured Total	0.4	1.16	15	6.13	2.51	495	(93)%	(54)%	(97)%
Indicated Total	11.7	1.37	517	27.52	2.23	1,976	(57)%	(39)%	(74)%
M&I Total	12.1	1.37	532	33.65	2.28	2,471	(64)%	(40)%	(78)%
Inferred Total	18.9	1.62	984	9.12	1.91	560	107%	(15)%	76%

2024 Notes:

1.	2024 mineral resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software at a gold price of US$2,400/oz and a 0.9 g/t cut-off grade.
2.	Mineral resources are stated exclusive of mineral reserves.
3.	No mineral reserves were declared in the period.
4.	Effective Date of the mineral resource estimate is December 31, 2023.
5.	The mineral resource estimate was reconfirmed as of December 31, 2024.

2025 Notes:

1.	Subpart 1300 definitions observed for classification of mineral resources.
2.	Mineral resources are reported in-situ.
3.	Mineral resources are stated exclusive of mineral reserves.
4.	Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software.
5.	Pit shells parameters assumed gold price at US$3,000 /oz, recovery 83.6 % Isabella and McCays, 88.9% Bubi.
6.	Ore mining cost, US$ 2.60/t for Isabella, McCays and Bubi. Waste mining cost US$2.00/t Isabella, McCays and Bubi.
7.	Processing cost US$ 22.26/t for Isabella and McCays and US$ 42.25/t for Bubi.
8.	Mineral resources are not mineral reserves and have no demonstrated economic viability. The estimate of mineral resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors (Modifying Factors).
9.	Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the inferred mineral resources will be upgraded to indicated or measured mineral resources, with further exploration.
10.	Numbers may not add due to rounding.
11.	Effective Date of Resource Estimate is October 31, 2025.

No Subpart 1300 compliant mineral reserves were identified at Bilboes as of the previous year end, December 31, 2024 due to the previous technical report being classed as an Initial Assessment. Accordingly, the company has omitted a tabular comparison of proven and probable mineral reserve estimates as at December 31, 2024 with December 31, 2025.

The Company maintains internal controls over exploration, drilling, sampling, data verification, and mineral resource and mineral reserve estimation for the Bilboes Gold Project as required under Subpart 1300 of Regulation S‑K.

Core and RC samples are collected, stored, and transported under controlled chain‑of‑custody procedures, and are analysed by independent SANAS/SADCAS‑accredited laboratories using fire assay methods with CRM, blank, and duplicate QA/QC insertion rates of approximately 20%. Quality assurance and quality control results are routinely reviewed, and batches failing acceptance criteria are re‑assayed. Data capture, storage, and validation are performed within the Datamine Fusion database, which incorporates automated verification checks; all geological logs and assay data are audited and signed off by senior geologists before use in modelling. Independent site inspections and verification work undertaken by the Qualified Person confirmed that collar locations, logging, sampling procedures, and analytical results are consistent with industry standards and adequate for mineral resource and mineral reserve estimation.

The Qualified Person has assessed these internal controls and determined that they are appropriate, consistently applied, and provide reasonable assurance regarding the reliability of the scientific and technical information used in this Form 20‑F. Additional procedural detail is provided in the Technical Report Summary for the Bilboes Gold Project filed as exhibit 15.3.

Motapa

Property Description and Ownership

The Motapa project is an exploration stage project at which no Subpart 1300 mineral reserves or mineral resources have been identified. The registered mining lease held by Arraskar (the “Motapa Mining Lease”) covers an area of approximately 2,200 ha located in a brownfield exploration and mining area in the Inkosikazi resettlement area, Matabeleland North. The Motapa Mining Lease covers a geological strike close to 5 km. Motapa is accessed by wide tar road from Bulawayo for the first 40 km followed by a poorly maintained narrow-width tarred section for 65 km. An extensive gravel road network links various sites at the Motapa Mining Lease area. As at December 31, 2025, the exploration and evaluation cost of the Motapa project was $15.6 million. Refer to note 17 of the Consolidated Financial Statements for more information.

Three lineament zones have been identified at Motapa namely the Northern, Central and Southern zones, commonly referred to as Motapa North, Motapa Central and Motapa South, respectively. Several historical open pits exploiting oxide material have been mined in the past. The regional strike and lithological contacts trend north-east to south-west and are dominated by the Peter Pan and the Courtleigh fault systems.

When Motapa was acquired by Metallon Corporation in December 2003 no mining activities had taken place since the year 2000 and its closure by Anglo American Corporation. At the time of acquisition, mining activities had ceased and remnant infrastructure included two shafts with no surface headgear, and a residential compound.

Below is the location of Motapa on the Zimbabwean Map.

The figure below illustrates the open pits, oxide targets, core holes and infrastructure.

The historical mining undertaken on the oxides showed that they were amenable to heap-leach extraction of gold. However, the arsenical sulphide ore is refractory. Several bench-scale and laboratory tests at the Bilboes’ Isabella analytical laboratory prior to 2000 showed that good recoveries (90+%) are likely from bio-oxidation of a sulphide concentrate.

History

Historically, we understand that over 3 million tonnes were mined from a portion of the Motapa Central trend from underground operations down to 11 level and processed through a 25,000 tonnes per month plant between 1949-1959. Total gold production records available for the mine until 1990 was approximately 300,000 ounces from 2.4 million tonnes of ore, averaging 5.4 g/t.

When Motapa mine was acquired by Metallon Corporation in December 2003 no mining activities had taken place since the year 2000, the year of closure by Anglo American Corporation.

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

The property is accessible from Bulawayo by a tarred road, and by gravel roads within the Mining Lease area. It is connected to the national power grid and obtains sufficient water from old pits and boreholes.

Permitting, Licenses and Encumbrances

Motapa is compliant in terms of authorizations and adheres to all government protocols and regulations as required.

The Motapa Mining Lease is registered with Number 22, issued on October 13, 1994, and covers approximately 2,200 ha and is current. The lease is renewed annually and an inspection must be performed by the Ministry of Mines and requisite fees paid. For the Motapa mining lease a fee of USD$64 480.04 was paid for 2025, For the Claims registered for the Motapa claims a fee of USD$65,830.00 was paid for 2025. A mining lease comprises claims consolidated into one mining unit. The Company ensures that the lease is up to date.

Geological Setting, Mineralization and Deposit

The Motapa deposit comprises three, identified to date, discrete parallel shear-hosted mineralized zones, namely:

●	Motapa North: with four sub-zones Pluvius and Jupiter. Pluvius is split into two named Pluvius123 and Pluvius5 with an information gap between them that assumes the possible existence of Pluvius4.
●	Motapa Central: with three subzones Club, Britwell and Britwell East. There is the Fossicker sub- parallel trend to Club and Britwell, but no data is available for evaluation, except that its existence is evidenced by a historical pit. At Motapa Central, the company has identified an additional mineralised trend, to the west of the trend, named Mpudzi
●	Motapa South: with two subzones Halfday and Trail.

Exploration and Planned Work

Initial exploration activities at Motapa commenced in 2023 and comprised the following:

●	Detailed geological mapping of the tenement
●	Historical data collation of previous exploration and mining activities
●	Aero-magnetics flown by drone
●	Ground penetrating radar (LOZA) surveys to identify underground voids

The initial exploration activities completed in 2023 were used to define an exploration program for 2024. The total exploration works program completed during 2024 comprised the following:

●	12,724 meters of surface trenching
●	4,4143 meters of DD
●	5,443 meters of RC

The drill program featured generally wide-spaced holes at several prospects on the Motapa license area and highlighted the presence of widespread gold mineralization over a combined strike length of more than 9 km. Results of the surface trenching activities and the results of the drilling campaign for 2024 are referenced in the announcement of November 11, 2024.

2025 Exploration activities

Surface drilling

For the 2025 reporting period, significant exploration activities were undertaken at the Motapa exploration property. Activities were focused on surface exploration drilling at the Motapa North and Motapa Central areas of the property. In total, the following metrices were completed.

Surface Diamond Drilling (“DD”)

●	1,563.56 meters of core drilling completed
●	1,317 samples submitted and received for fire assays

Surface Reverse Circulation Drilling (“RC”)

●	18,325 meters of reverse circulation drilling completed
●	12,460 samples submitted and received for fire assays

The majority of the surface drilling was centered on the evaluation of a potential sulphide mineral resource below the historical oxide open pits of Motapa North. Additional surface drilling was focused on the Mpudzi target on the eastern portion of Motapa Central where potential may exist for previously unmined oxide mineral resources.

During 2026, the results of the exploration activities will be evaluated and modelled which may result in a maiden mineral resource estimate being declared for the Motapa property. A potential mineral resource at Motapa may allow for significant synergies with the adjacent Bilboes Project.

Future Exploration

Exploration activities will continue into 2026 with activities shifting toward Motapa Central and Motapa South. The main focus areas are

Mpudzi near-surface oxides:

●	The Mpudzi section, located in the Motapa Central area, has no historical open pits; exploration drilling in 2024 and 2025 encountered shallow, high-grade oxide mineralisation with deeper drill holes showing the continuation of these zones at depth. Exploration in 2026 will target defining a near-term oxide mineral resource which may be amenable to leaching at the nearby Bilboes leach pad.

Motapa South:

●	Limited exploration took place at Motapa South in 2025 as efforts were focused on the north and central areas due to their proximity to Bilboes. However, a potential oxide zone, which has no historical open pits, was delineated through trenching activities during 2025. The 2026 exploration campaign includes a drilling campaign to evaluate this area.

Internal Controls

At Motapa all surface drillholes are surveyed for collar positions and subjected to down hole surveys. Lithological, structural and geotechnical logging of core or chips is conducted with sample sections based on the observations. For DD holes, samples are taken with a maximum sampling width of 1m and minimum sampling width of 0.3m. Half core is sampled with the second half retained on site for reference purposes. Core segments were picked within demarcated and labeled intervals and put in respective sample bags. The samples are numbered as per the sampling plan with one ticket put into the respective sample bag, and the other onto the remaining piece of core where the sample would have been collected. The sample I.D. is also enscribed on the remaining half core. At the end, sample bags are sealed with cable ties and weighed; with sample weights recorded on the sampling sheet. The samples are then bagged into grain bags for dispatch to an outside accredited laboratory or storage prior to submission.

For DD samples, a train comprising a single blank, certified reference material “CRM”, laboratory coarse repeat “LCR”, and laboratory pulp repeat “LPR” reference sample is inserted into a batch of 20 samples. This process is repeated until the entire drillhole is completed with the CRMs being alternated from batch to batch (low, medium and high grade).

For RC holes, sample bags are pre-numbered with unique sample numbers (drill hole number and drill hole depth intervals) before the drilling commences. Sample depths recorded are relative to the ground surface at the drillhole collar. If no sample is recovered, such as when voids are intersected, the numbering sequence is continued uninterrupted with empty numbered bags inserted into the sample sequence. This will avoid possible confusion in sampling. Sample bags are immediately sealed to effectively prevent external contamination.

A sample bag is tied to the sample outlet of the rig in preparation for sample collection before sampling commences. Bulk samples are collected at 1m intervals and split using a riffle splitter to three samples. One sub-sample of 2kg will be taken to the lab for assaying, the second remains as a field duplicate for storage at the core shed and the third is prepared as chips for traying. The sampling crew will sample at the designated (one meter) intervals down the hole. The geologist verifies the intervals from the driller’s marks on the mast or pull-down chain. For samples sent to the laboratory, the sampling quality is monitored continuously as the geologist ensures the samples for QA & QC monitoring purposes are inserted in each sampling stream batch of 20 samples with CRMs being alternated from batch to batch from low, medium and high grade.

For RC samples, a train comprising a single blank, certified reference material “CRM”, field duplicate “FDUP”, and laboratory pulp repeat “LPR” reference sample is inserted into a batch of 20 samples. This process is repeated until the entire drillhole is completed with the CRMs being alternated from batch to batch (low, medium and high grade).

Every sampling sequence starts with a blank sample and ends with a blank sample. Analytical results for blanks, standards and duplicates are graphed and, if any fail, the entire batch is re-assayed. Batches that passed the QAQC graphs are then captured in the database. QAQC is monitored continuously. All assays sent to an external laboratory refer to Performance Laboratories, an accredited laboratory in Zimbabwe.

Non-material Properties

Maligreen

Property Description and Ownership

Maligreen is located in central Zimbabwe, approximately 73 km due west-southwest of Kwekwe, Midlands Province. Zimbabwe’s capital city, Harare, lies 235 km northeast of Maligreen. The town of Nkayi lies 25 km west of the project along the Kwekwe-Lupane Highway. The location of the project is indicated below.

Source: Minxcon (2022)

Maligreen is centered on the following coordinates:

●	Latitude 19°1’51”S
●	Longitude 29°6’5”E

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

The company did not conduct exploration activities at the Maligreen property during 2025.

Permitting, Licensing, and Encumbrances

The Maligreen mineral resource occurs within a claims area covering a total of 550 ha. The project is held under a portfolio of 41 adjacent mining claims in the form of a mining lease in the Midlands Mining District. Of these, 40 encompass an area of 10 ha each and are issued for gold. Claim AMT 97 (claim number 11219BM) encompasses 150 ha and is issued for copper. A conversion application to convert Claim AMT 97 to gold was accepted and registered on August 5, 2022 by the office of the Provincial Mining Director, Gweru. The mining lease (ML44) is up to date, with the next inspections due in 2026. For Maligreen, a fee of USD$16 500.00 was paid for 2025.

Location of the existing claims are shown below.

Source: Minxcon (2022)

Mineral Resources Estimate

Refer to exhibit 15.5 or the technical report summary titled “S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe”, with an effective date of December 31, 2022, for key assumptions, parameters, and methods used to estimate the mineral resources and risks that could materially affect the mineral resource. This technical report summary estimated the mineral resources at the Maligreen Gold Project as at December 31, 2022. Qualified Person Uwe Engelmann has confirmed that there was no change in the mineral resource estimate between December 31, 2022 and December 31, 2025.

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

The mineral resources are declared as the portion of the mineral resource that is potentially mineable from open pit as well as from underground, as part of the reasonable prospects for eventual economic extraction. An optimised pit was generated to evaluate the depth to which surface mining could occur. Based on this analysis a depth of 220 m was defined as the level to which surface mining can occur and is reported at a 0.4 g/t cut-off (Table: Surface Mineral Resource for Maligreen Gold Mine as at December 31, 2025). Below this all mineral resources are declared as underground, with a 1.5 g/t cut-off.

Surface Mineral Resource Tabulation for Maligreen as at December 31, 2025.

		Tonnes (Less
		Geological Losses)	Gold Grade	Ounces
Domain	Mineral Resource Category	Mt	g/t	Koz
North	Measured	0.30	0.87	8.3
	Indicated	3.01	1.38	133.1
	Total Measured and Indicated	3.30	1.33	141.4
	Inferred	1.01	1.09	35.5
South	Measured	1.35	2.70	117.2
	Indicated	0.75	4.17	101.9
	Total Measured and Indicated	2.10	3.23	218.2
	Inferred	0.49	6.05	95.3
	Indicated	1.68	0.80	43.1
	Total Measured and Indicated	1.68	0.80	43.1
SplayNW	Inferred	2.08	0.81	54.0
	Indicated	0.85	1.15	31.4
	Total Measured and Indicated	0.85	1.15	31.4
SplaySW	Inferred	1.00	1.37	44.0
Total Measured and Indicated		7.94	1.70	434.1
Total Inferred		4.58	1.55	228.8

Notes:

1.	Mineral resource Cut-off of 0.4 g/t Au applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.
3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total Mineral resources and 100% attributable to Caledonia.
5.	Plant recovery factor of 80% applied.
6.	Numbers may not add due to rounding.

Underground Mineral Resource Tabulation for Maligreen as at December 31, 2025.

		Tonnes (Less Geological Losses)	Gold Grade	Ounces
Domain	Mineral Resource Category	Mt	g/t	Koz
North	Indicated	0.09	2.88	8.2
	Total Measured and Indicated	0.09	2.88	8.2
	Inferred	1.13	2.42	87.7
South	Indicated	0.00	12.57	0.0
	Total Measured and Indicated	0.00	12.57	0.0
	Inferred	0.33	8.69	93.5
SplayNW	Inferred	0.13	2.51	10.3
SplaySW	Inferred	0.00	1.58	0.0
Total Measured and Indicated		0.09	2.89	8.2
Total Inferred		1.59	3.75	191.5

Notes:

1.	Mineral resource Cut-off of 1.5 g/t Au applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.
3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total mineral resources and 100% attributable to Caledonia.
5.	Plant recovery factor of 80% applied.

The combined surface and underground mineral resource is shown in the below table, this shown at 0.4 g/t and 1.5 g/t for surface and underground respectively.

Total Mineral Resource Tabulation for Maligreen as at December 31, 2025.

		Tonnes (Less Geological Losses)	Gold Grade	Ounces
Domain	Mineral Resource Category	Mt	g/t	Koz
North	Measured	0.30	0.87	8.3
	Indicated	3.09	1.42	141.3
	Total Measured and Indicated	3.39	1.37	149.6
	Inferred	2.14	1.79	123.2
South	Measured	1.35	2.70	117.2
	Indicated	0.75	4.17	101.0
	Total Measured and Indicated	2.10	3.23	218.2
	Inferred	0.82	7.12	188.8
SplayNW	Indicated	1.68	0.80	43.1
	Total Measured and Indicated	1.68	0.80	43.1
	Inferred	2.21	0.91	64.3
SplaySW	Indicated	0.85	1.15	31.4
	Total Measured and Indicated	0.85	1.15	31.4
	Inferred	1.00	1.37	44.0
Total Measured		1.65	2.37	125.5
Total Indicated		6.37	1.55	316.8
Total Measured and Indicated		8.03	1.71	442.3
Total Inferred		6.17	2.12	420.3

Notes:

1.	Mineral resource Cut-off of 0.4 g/t Au for surface and 1.5 g/t Au for underground applied.
2.	A gold price of USD1,800/oz was used for the cut-offs.

3.	Columns may not add up due to rounding.
4.	Mineral resources are reported as total mineral resources and 100% attributable to Caledonia.
5.	Plant recovery factor of 80% applied.

Internal Controls

The Company maintains internal controls over exploration, sampling, analytical verification, data management and mineral resource estimation for the Maligreen Project. Historical drilling, sampling and assay procedures (1995–1998; 2001) are documented, and were supplemented in 2022 by a confirmatory re‑sampling program of archived core using an ISO/IEC 17025‑accredited laboratory (Antech, Kwekwe).

That program incorporated a defined cadence of certified reference materials (multiple grade ranges), blanks, and field duplicates, with batch re‑assay triggers and quantitative pass‑rate and correlation reviews; the Qualified Person determined the 2022 QA/QC results to be acceptable. Geological and assay data are stored in the Company’s database and were verified by the Qualified Person using percentile/quantile comparisons, reconciliation against legacy datasets, and site observations, and were found adequate for mineral resource estimation.

The current geological and estimation controls include explicit structural and lithological domaining, grade‑halo modelling, variography and capping, Kriging Neighbourhood Analysis, ordinary kriging, and validation by visual checks and swath plots; resource classification thresholds are tied to Slope‑of‑Regression, sample counts, distances, and search volumes. The Qualified Person has reviewed these internal controls and determined that they are appropriate and consistently applied and provide reasonable assurance regarding the reliability of the scientific and technical information used in this Form 20‑F. Additional procedural detail is provided in the Technical Report Summary for Maligreen filed as exhibit 15.5.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with IFRS. Our discussion contains forward-looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

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

Revenue

Revenue increased to $267,663,000 in fiscal year 2025 from $183,018,000 in fiscal year 2024. Gold produced was 77,896 oz. (2024: 78,301 oz.). The increase in revenue was due to an increase in the average realized gold price received to $3,383 per oz. (2024: $2,347 per oz), higher ounces sold in 2025 compared to 2024 (see below), offset by the impact of lower realised grade and recoveries.

Gold price

Average realized gold price per ounce is a non-IFRS measure which management believes assists the stakeholders in understanding the average price obtained for an ounce of gold.

Our revenues are primarily derived from the sale of gold produced by Blanket Mine. As a result, our revenues are directly influenced by the average realized gold price obtained from the sale of gold. The gold prices obtained may fluctuate widely and are influenced by factors beyond the control of the Company. The table below indicates the average realized gold price per ounce obtained for the 2025 and 2024 fiscal years.

	2025	2024
Revenue (IFRS) ($’000)	267,663	183,018
Revenue from silver sales ($’000)	(166)	(132)
Revenue from gold sales ($’000)	267,497	182,886
Gold ounces sold (ounces)	79,075	77,917
Average realized gold price per ounce ($/ounce)	3,383	2,347

Gold produced

Tonnes milled, average grades, recoveries and gold produced are shown in the table below.

Blanket - Production Statistics

		Tonnes Milled	Gold Head (Feed)	Gold Recovery	Gold Produced
	Year	(t)	Grade (g/t Au)	(%)	(oz)
Year	2021	665,628	3.36	93.9	67,476
Year	2022	752,033	3.56	93.8	80,775
Year	2023	770,440	3.25	93.8	75,416
Q1	2024	175,101	3.23	93.9	17,050
Q2	2024	208,682	3.31	93.7	20,773
Q3	2024	205,975	3.07	93.4	18,992
Q4	2024	207,721	3.18	93.6	19,841
Year	2024	797,479	3.20	93.6	76,656
Q1	2025	201,755	3.09	93.6	18,670
Q2	2025	204,915	3.39	94.4	21,070
Q3	2025	212,504	3.00	93.3	19,106
Q4	2025	207,665	2.80	92.8	17,367
Year	2025	826,839	3.07	93.4	76,213

Ounces produced decreased by 0.6% from 2024 to 2025. Tonnes milled in the year were 3.7% higher than 2024. Recoveries in the year were marginally lower than 2024.

Production cost

Production cost includes salaries and wages, on mine administration, consumable materials and electricity and other related costs incurred in the production of gold. Production cost for 2025, 2024 and 2023 is summarized below.

$‘000	2025	2024	2023
Blanket Mine	97,464	77,358	69,591
Salaries and wages	33,990	30,042	25,042
Consumable materials	32,852	23,653	24,087
Electricity costs	19,304	14,870	13,496
Safety	1,289	1,112	1,155
Share-based payment expense	1,358	412	637
On-mine administration	5,010	4,648	2,783
Security	2,036	1,528	1,020
Solar operations and maintenance services	429	595	647
Write down of inventory	1,063	312	283
Pre-feasibility exploration costs	133	186	441

Bilboes Oxides	3,857	3,386	13,118
Salaries and wages	1,396	1,276	2,796
Consumable materials	975	784	8,402
Electricity costs	451	451	553
Share-based payment expense	69	22	23
On-mine administration	966	853	1,344
Total Production Cost	101,321	80,744	82,709

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

1.	On-mine cost per ounce, which shows the on-mine costs of producing an ounce of gold and includes direct costs that are incurred on day-to-day activity for the mine and excludes once-off retirement and severance costs. ESG costs were included in the on-mine cost as well as in the comparative amounts due to the increased focus on ESG;
2.	AISC per ounce, which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the producing mines (i.e. at offices in Harare, Bulawayo, Johannesburg, London, Dubai and Jersey), capital costs required to maintain production at the current levels (sustaining capital investment), the share-based payment expense (or credit) arising from the awards made to employees under the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”) less silver by-product revenue; and
3.	All-in cost per ounce, which shows AISC per ounce plus the additional costs associated with activities that are undertaken with a view to increase production (expansion capital investment). Exploration and evaluation costs were included in the all-in cost as well as in the comparative amounts.

A narrow focus on the direct costs of production does not reflect the cost of gold production under IFRS and adds certain capital and other costs. The table below reconciles non-IFRS cost measures to the production costs shown in the financial statements prepared under IFRS.

Cost per ounce of gold sold

For 12 months ended December 31

($’000’s, unless otherwise indicated)

					Motapa and
					Bilboes
	Bilboes Oxides		Blanket		Sulphide		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024
Production cost (IFRS)	3,857	3,386	97,464	77,358	—	—	101,321	80,744
Cash-settled and equity-settled share-based payment expense	(69)	(22)	(1,358)	(412)	—	—	(1,427)	(434)
Less safety costs	—	—	(1,289)	(1,112)	—	—	(1,289)	(1,112)
On-mine admin costs, employee incentives and intercompany adjustments	—	—	(683)	3,095	—	—	(683)	3,095
CSR costs	—	—	1,951	1,326	—	—	1,951	1,326
On-mine production cost (incl CSR)	3,788	3,364	96,085	80,255	—	—	99,873	83,619
Gold sales (oz)	1,683	1,646	77,392	76,271	—	—	79,075	77,917
On-mine cost per ounce ($/oz)	2,251	2,044	1,242	1,052	—	—	1,263	1,073

Royalty	361	182	13,160	9,081	—	—	13,521	9,263
Exploration, remediation and permitting cost	—	—	131	50	—	—	131	50
Sustaining capital expenditure#	—	—	24,977	19,109	—	—	24,977	19,109
Sustaining administrative expenses&	43	—	15,518	9,394	—	—	15,561	9,394
Inventory write-down	—	—	1,164	—	—	—	1,164	—
Silver by-product credit	—	—	(166)	(132)	—	—	(166)	(132)
Cash-settled share-based payment expense included in production cost	69	22	1,358	412	—	—	1,427	434
Cash-settled share-based payment expense	—	—	839	201	—	—	839	201
Equity-settled share-based payment expense	—	—	203	1,054	—	—	203	1,054
Procurement margin included in on-mine cost*	—	—	(3,193)	(5,671)	—	—	(3,193)	(5,671)
All in sustaining cost	4,261	3,568	150,076	113,753	—	—	154,337	117,321
Gold sales (oz)	1,683	1,646	77,392	76,271	—	—	79,075	77,917
AISC per ounce ($/oz)	2,532	2,168	1,939	1,491	—	—	1,952	1,506

Non-sustaining administrative expenses&	—	—	3,992	4,165	—	—	3,992	4,165
E&E Assets - Motapa	—	—	—	—	3,275	2,521	3,275	2,521
E&E Assets - Bilboes	—	—	—	—	3,721	2,287	3,721	2,287
Permitting and exploration expenses	—	—	13	35	—	—	13	35
Non-sustaining capital expenditure#	—	—	6,057	8,472	—	—	6,057	8,472
AIC	4,261	3,568	160,138	126,425	6,996	4,808	171,395	134,801
Gold sales (oz)	1,683	1,646	77,392	76,271	—	—	79,075	77,917
All-in costs per ounce	2,532	2,168	2,069	1,658	—	—	2,167	1,730

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

On-mine cost per ounce

On-mine costs comprise electricity, labour, consumables, administrative, and other costs directly related to production, such as insurance, Blanket’s software licensing, ESG and security.

Analysis of on-mine production costs between Blanket and Bilboes (non IFRS)

($’000’s unless otherwise indicated)

	2025	2024
Blanket	96,085	80,255
Bilboes	3,788	3,364
Total	99,873	83,619

On-mine cost per ounce ($/oz)	1,263	1,073

On-mine cost per ounce for 2025 was 17.7% higher than 2024 due to increased operating costs across all the cost categories.

The increase in on-mine cost per ounce in 2025, compared to 2024 is illustrated in the graph below.

On-Mine Cost per ounce $ (Yr vs comparable Yr)
1,400
1,350
1,300
1,250
1,200
1,150
1,100
1,050
1,000
950
1,073
26
68
32
36
20
8
1,263
2024
Bilboes oxides
Labour
Consumables
Admin costs
Power
CSR costs
2025

At Blanket unadjusted production cost increased 19.7% for 2025 compared to 2024. On-mine cost at Blanket exclusive of CSR projects cost amounted to $1,242 per ounce and was within the guidance levels of between $1,150 per ounce to $1,250 per ounce.

Labour cost increased by $68 per ounce due to a higher headcount, 2025 inflationary increases, bonuses paid and overtime worked. On-mine production bonus payments were paid at maximum achievement level in the first half of 2025 because production exceeded target for the half year. A new clocking system, Firefly, was implemented in the second quarter of 2025 and is expected to improve the management of our labour force and reduce inefficient labour allocation in future.

Consumable costs per ounce at Blanket in 2025 increased by $32 due to higher repair and maintenance costs at the metallurgical plant and on underground trackless mining machinery in 2025 compared to 2024.

Admin costs increased by $36 per ounce due to inflationary increases in ZiG-denominated security, telecom expenses and water levies. Licences for new IT software acquired in 2024 as part of the ongoing modernisation of the business also contributed to the increase in other production costs.

Power costs per ounce increased by $20 due to increased IEUG administrative fees and increases in the wheeling charges from 1.25c per kWh to 2,5c per kWh from April 2025. These increases were offset by reduced reactive energy penalty charges after power factor correction equipment was installed in November 2024. Following the installation of electricity measuring systems, management is evaluating the current electricity infrastructure, usage and supply to reduce electricity consumption and identify alternative sources of energy with a view to improving reliability and quality of supply and reducing operating costs.

The cost of heap leaching activities at Bilboes marginally increased from 2024 by $26 per ounce. Leaching will continue for as long as it makes a positive cash contribution after the cost of leaching is incurred.

AISC

AISC includes inter alia administrative expenses incurred outside Zimbabwe and excludes the intercompany procurement margin and deducts the solar power intercompany profit, prior to the sale of the solar plant on April 11, 2025, as this reflects the consolidated cost incurred at the Group level.

The AISC per ounce for 2025 was 29,6% higher than 2024 predominantly due to higher on-mine costs, increased administrative costs, and higher sustaining capital expenditure. Sustaining capital expenditure includes underground capital development, IT software installation predominantly to enhance the on-mine resource management planning abilities, exploration at Blanket, electrical and surface engineering. Following the commissioning of Central Shaft and the new TSF, further capital expenditure on these projects is classified as sustaining capital expenditure, rather than expansion capital expenditure. This means that more of the Blanket capital expenditure is allocated to sustaining capital expenditure rather than to expansion (non-sustaining) capital investment which is included in the calculation of all-in cost. AISC includes approximately $21 per ounce in respect of cash-settled and equity-settled share-based expenses relating to LTIP awards to employees and the increased share price.

The increase in AISC per ounce in 2025 compared to 2024 is illustrated in the graph below:

All-in cost

All-in cost includes investment in expansion projects at Blanket and exploration and evaluation expenditure projects. Refer to Item 4.A – “History and Development of the Company” capital projects at Blanket exploration and evaluation projects Bilboes and Motapa.

Other significant matters affecting the Company’s financial condition

Administrative expenses

Administrative expenses are detailed in note 10 to the Consolidated Financial Statements and include the costs of Caledonia’s offices and personnel in Harare, Johannesburg, Bulawayo, the UK and Jersey, which provide the following functions: feasibility study, technical services, finance, procurement, investor relations, corporate development, legal and company secretarial.

Administrative expenses in 2025 were 30.8% higher than 2024, primarily driven by an increase in employee headcount, bonus payouts and a settlement payment to the former Chief Financial Officer. Additionally, an increase in Bulawayo administration office costs and advisory fees related to the convertible senior notes contributed further to the overall rise.

January 2026 Financing

On January 20, 2026, the Company announced the closing of its upsized offering of 5.875% Convertible Senior Notes due 2033 (the “Notes”) for an aggregate principal amount of $150 million (the “Note offering”), including the exercise in full by the initial purchasers of their option to purchase an additional $25 million of Notes. The Notes have a cash interest coupon of 5.875% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning July 15, 2026 and a conversion price of approximately $40.51 per Common share, which represents a premium of approximately 25% to the last reported sale price of the Common shares on the NYSE American on January 14, 2026, subject to customary anti-dilution adjustments. The effective conversion price of the Notes was increased to $56.72 (representing a premium of 75% over the last reported sale price of the Common shares on the NYSE American on January 14, 2026) through the purchase of capped call options. The purchase price for the capped call options was approximately $14.4 million. Conversions of the Notes may be settled in Common shares, cash, or a combination of Common shares and cash, at Caledonia’s election. Additionally, Caledonia will have the right to redeem the Notes in certain circumstances and will be required to offer to repurchase the Notes upon the occurrence of certain events. The Notes will mature on January 15, 2033, unless earlier converted, redeemed, or repurchased.

Capped Call Transactions

On January 14, 2026, concurrently with the pricing of the Notes, and on January 20, 2026, in connection with the exercise in full by the initial purchasers of their option to purchase additional Notes, the Company entered into privately negotiated capped call transactions with the counterparties. The capped call transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of Common shares initially underlying the Notes. The capped call transactions are expected generally to compensate (through the payment of cash to the Company, or if certain conditions are met, delivery of shares to Caledonia) for potential economic dilution upon any conversion of Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap initially equal to $56.72 per share (which represents a premium of 75% over the last reported sale price of Common shares on the NYSE American on January 14, 2026), and is subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are separate transactions, entered into by the Company with the counterparties, and are not part of the terms of the Notes.

Net proceeds from the Note offering are intended to provide Caledonia with additional financial flexibility and enhanced options with respect to any or all of the following:

●developing the Bilboes Project in Zimbabwe; and
●general corporate needs, ongoing operational needs and working capital requirements.

Depreciation, foreign exchange losses and other expenses

The depreciation charge in 2025 marginally decreased from 2024 because of assets that were fully impaired in the last quarter of 2024.

Net foreign exchange movements in 2025 relate to profits and losses arising on translation of monetary assets and liabilities that are held in currencies other than the USD - principally the ZiG and, to a lesser extent, the South African Rand and the British Pound. The total net foreign exchange loss in 2025 amounted to $3.3 million, made up of $0.5m from the weakening of the ZiG rate, $1.6m from ZiG to USD conversions on the Willing Buyer Willing Seller (WBWS) platform, and $1.2m from USD-denominated intercompany loans. Foreign exchange losses on the WBWS platform as a result of considerable conversions of USD$23 million that were made in 2025. Unrealised foreign exchange losses on USD-denominated intercompany loans were incurred due to the strengthening of the South African Rand. The foreign exchange losses on intercompany loans are not expected to have a cash flow effect in the short term.

CSR cost amounted to $2.1 million in 2025.

Other expenses include Intermediate Monetary Transaction Tax (“IMTT”) of $2.3 million for 2025 that is chargeable on the transfer of physical money, electronically or by any other means and is charged at 2% per transaction performed in Zimbabwe. The IMTT rate was decreased to 1.5% for ZiG denominated transactions effective January 1, 2026.

Put Options

From December 2023 to December 31, 2025 the Company had the following put options to hedge gold price risk:

Purchase date	Ounces hedged		Strike price	Period of hedge
December 19, 2023	12,000	oz	$1,950	January to March 2024
March 7, 2024	12,000	oz	$2,050	April to June 2024
April 10, 2024	12,000	oz	$2,100	July to September 2024
October 4, 2024	12,000	oz	$2,600	October to December 2024
January 28, 2025	43,439	oz	$2,600	February to December 2025
November 12, 2025(1)	60,000	oz	$3,500	January 2026 - December 2028
November 21, 2025(2)	48,000	oz	$3,500	January 2026 - December 2027

(1)	$3.8 million was paid during December 2025 for the hedges entered into in November 2025. The remainder of the amounts payable for the hedges was acquired in November 2025 was paid during 2026. A loan of $5 million was advanced by one of the hedge counterparties for the outstanding amount. The loan accrued interest at 10% per annum on the outstanding amount and was paid monthly from November 2025. The loan principal and the February 2026 accrued interest portion was paid in full during February 2026.
(2)	A deferred put-option premium payable of $4,176 is due on the hedges entered into on November 21, 2025 with a payment date of May 25, 2026.

The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money” put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. The hedging instruments in place do not cover Caledonia’s entire production profile and have been structured to provide partial mitigation of the company’s exposure to adverse movements in the gold price. These arrangements carry no further financial obligations, such as margin calls.

Cash-settled Performance Units

Certain management and employees within the Group are granted Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

PUs have a performance condition, determined on their grant date, based on metrics, including, depending on the year of grant, gold production from Blanket Mine, gold production from the Bilboes oxide mine, on mine cost control, controllable all in sustaining cost per ounce of gold reduction, resource development and growth at Blanket Mine, blue sky exploration, establishment of a mineral resource at Motapa and financing and construction of the Bilboes sulphide project and they have a performance period of one to three years (other than for Equity-settled performance units (“EPUs”) (see below) for which the period is three years). The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

PUs have rights to dividends only after they have vested.

PUs (other than EPUs, see below) allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

Refer to note 12.1 of the Consolidated Financial Statements for more information on the share-based payment awards.

During 2025 an aggregate of 159,346 PUs were awarded respectively to executives as well as to certain senior management and certain employees within the companies in the Group. An example of the award agreements are attached hereto as exhibits 4.10. Refer to note 12.1(a) of the Consolidated Financial Statement for a further analysis of cash-settled share-based payments granted and vested.

Equity-settled Performance Units

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition, determined on their grant date, including, depending on the year of grant, gold production from Blanket Mine, gold production from the Bilboes oxide mine, on mine cost control, controllable all in sustaining cost per ounce of gold reduction, resource development and growth at Blanket Mine, blue sky exploration, establishment of a mineral resource at Motapa and financing and construction of the Bilboes sulphide project and they have a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

317,036 EPUs remain outstanding as at December 31, 2025, where 129,540 were granted to certain employees within the Group during 2025. An example of the award agreement is attached hereto as exhibit 4.11 and exhibit 4.12. Refer to note 12.2.1 of the Consolidated Financial Statements for a further analysis of equity-settled share-based payments granted.

Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the profit/loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS. Adjusted earnings per share is calculated by deducting payments to BETS (the company that owns 10% of Blanket’s shares on behalf of an employee trust), intercompany foreign exchange gains and losses, impairments, deferred tax and inventory write-downs from the profit attributable to the owners of the Company.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company

($’000’s, unless otherwise indicated)

	2025	2024
Profit for the period (IFRS)	67,511	23,054
Non-controlling interest share of profit for the period	(12,292)	(5,155)
Profit attributable to owners of the Company	55,219	17,899
BETS adjustment	(686)	(389)
Earnings (IFRS)	54,533	17,510
Weighted average shares in issue (thousands)	19,277	19,201
IFRS EPS (cents)	282.9	91.2

Add back (deduct) amounts in respect of foreign exchange movements(1)
Realised net foreign exchange losses	57	30
Unrealised net foreign exchange gains	1,151	(23)
- less tax	261	—
Adjusted IFRS profit excl. foreign exchange differences	56,002	17,517
Weighted average shares in issue (thousands)	19,277	19,201
Adjusted IFRS EPS excl. foreign exchange differences (cents)	290.5	91.2

Add back (deduct) amounts in respect of:
Reversal of BETS adjustment	686	389
Impairment of property, plant and equipment	—	1,711
Impairment of exploration and evaluation assets	401	385
Payout costs	1,120	2,214
Tax on Payout costs	(302)	(572)
NCI portion	—	(193)
Deferred tax	2,661	2,179
NCI interest portion of deferred tax and impairment	(300)	(419)

Fair value losses on derivative financial instruments	6,379	831
Adjusted profit	66,647	24,042
Weighted average shares in issue (thousands)	19,277	19,201
Adjusted EPS (cents)	345.7	125.2

(1)	This does not attract tax and no share is attributable to NCI.

B. Liquidity and Capital Resources

Convertible Senior Notes

Refer above to Other significant matters affecting the Company’s financial condition under Item 5.A.

Cash and cash equivalents

	2025	2024
Cash and cash equivalents	35,738	4,260
Overdrafts	(11,898)	(12,928)
Net cash and cash equivalents	23,840	(8,668)

Operating and investing activities at Blanket in 2025 were funded by Blanket’s operating cash flows and from Blanket’s overdraft facilities and term loans which were as set out below at December 31, 2025.

Overdraft facilities

Balance drawn at
			December 31,	Repayment
Lender	Date drawn	Principal value	2025	terms	Security	Expiry
Stanbic Bank Limited	Apr-25	ZiG12.5 million	$ Nil	On demand	Unsecured	Nov-27
Stanbic Bank Limited	Apr-25	$4 million	$3.3 million	On demand	Unsecured	Nov-27
Ecobank	Mar-25	$6 million	$2.2 million	On demand	Unsecured	Mar-26
Nedbank	Apr-25	$7 million	$6.4million	On demand	Unsecured	Apr-26
First Capital	Jun-25	$2.5 million	$ Nil	On demand	Unsecured	May-26

Term Loans
Balance drawn at
			December 31,	Repayment
Lender	Date drawn	Principal value	2025	terms	Security	Expiry
CABS Bank	Oct-24	$3 million	$1.5 million	Quarterly	Unsecured	Mar-27
Nedbank	May-25	$1.3 million	$1.2 million	Quarterly	Motor vehicles	Mar-28

Other Loans
Balance drawn at
			December 31,	Repayment
Lender	Date drawn	Principal value	2025	terms	Security	Expiry
Auramet	Nov-25	$5 million	$5 million		Unsecured	Nov-26

The distribution of the consolidated cash across the jurisdictions where the Group operates as at year end was as follows:

Geographical location of net cash ($’000’s)

As at	2025	2024
Zimbabwe	6,281	(10,251)
South Africa	509	1,539
UK/Jersey	17,028	44
Dubai	22	—
Total net cash and cash equivalents	23,840	(8,668)

An analysis of the sources and uses of Caledonia’s cash is set out in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

As of December 31, 2025, Caledonia had a working capital surplus of $34,584,000 (2024: $15,923,000). As of December 31, 2025, Caledonia had potential liabilities for rehabilitation work on Blanket (2023 and prior), Motapa, Maligreen (2023 and prior) and Bilboes – if and when those mines permanently close – at an estimated present value cost of $9,722,000 (2024: $9,664,000). The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue its mining operations and exploration activities.

The Company’s primary objective with respect to its liquidity management is to ensure that it has enough cash resources to maintain its ongoing operations complete the investment plan, accommodate any asset retirement obligation and to provide returns for shareholders. Refer to note 34.2 of the Consolidated Financial Statements for information on the type of financial instruments used and the maturity profiles thereof. Management believes that the current working capital and future production cash proceeds will be enough to meet its operating and other obligations.

As at December 31, 2025, the Company had the following contractual obligations:

Payments due by period ($’000’s)

	Within 1			After 5
Falling due	year	1-3 Years	4-5 Years	Years	Total
Trade and other payables	32,253	—	—	—	32,253
Provisions	—	416	277	11,254	11,947
Capital expenditure commitments	7,057	—	—	—	7,057
Lease liabilities	349	753	112	168	1,382
Cash-settled share-based payments	1,116	1,294	—	—	2,410
Loan notes (solar bonds)	7,760	4,951	—	—	12,711
Loans and borrowings	6,706	1,074	—	—	7,780
Overdrafts	11,898	—	—	—	11,898

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

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing and new borrowing facilities. The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of December 31, 2025, the Group had liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $5.4 (December 31, 2024: $5.3 million), Motapa’s liability amounted to $0.7 million (December 31, 2024: $0.9 million), Maligreen’s liability amounted to $374,000 (December 31, 2024: $296,000), and Bilboes’ liability amounted to $3.2 million (December 31, 2024: $3.5).

Blanket foreign exchange approval requirements

Approval from the RBZ is required for the remittance of dividends declared from Zimbabwe, for the repayment of loans and advances from Blanket Mine to Caledonia and the repayment of capital and consumables purchased from CMSA. During 2025 Caledonia obtained the necessary approvals from the RBZ to obtain foreign currency to conduct normal business operations. This remained the case until the date of this Annual Report.

C. Research and development, patents and licenses, etc.

The Company is an exploration, development and mining company and does not carry on any research and development activities.

D. Trend Information

Production Guidance

Blanket production for 2025 was 76,213 ounces, which met the revised guidance range of 75,500 - 79,500 ounces. Refer to Item 5.A – “Operating Results”, for further discussion and detail of actual production.

Production guidance for Blanket for 2026 is between 72,000 and 76,500 ounces.

Cost Guidance

The estimated on-mine cost for 2025 was in the range of $1,150 to $1,250 per ounce and the estimated AISC for 2025 was in the range of $1,850 to $1,950 per ounce. The actual on-mine cost per ounce for 2025 was $1,263 and actual AISC per ounce for 2025 was $1,952.

The Group’s consolidated on-mine cost per ounce guidance for 2026 is in the range of $1,500 to $1,700 per ounce; guidance for consolidated AISC is $2,100 to $2,300 per ounce (excluding CSR costs). Cost guidance for 2026 reflects higher labour, HR and IT expenses and increased sustaining capital expenditure. Increased expenditure in these areas is part of the ongoing modernisation of the business, building a foundation for the extended operating life at Blanket, growth arising from Bilboes and Motapa, and future profitability.

This is forward looking information. Refer to “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” of this report for further information on forward looking statements.

E. Critical Accounting Estimates

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following is a list of our current directors and the Group’s senior management as of the date of this Annual Report.

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Director Since and Independence Status	Number of Common Shares*

John Kelly Non-Executive Director Chairperson New Canaan, Connecticut USA	Managing Partner of Active Capital Partners Chairperson and Independent Trustee, The Victory Funds Non-Executive Member of Kellys Family Foods LLC	2012 Independent	16,317
John Mark Learmonth Chief Executive Officer Director Jersey, Channel Islands	Chief Executive Officer of the Company Director of the Company	2014 Non-Independent	223,982
Geralda Wildschutt Non-Executive Director Cape Town, South Africa	Founder and CEO of Maisha Social Solutions Pty Ltd Board member of SAICA ED Pty Ltd Non-executive director of Northam Platinum Holdings Limited	2021 Independent	Nil
Gordon Wylie Non-Executive Director Malta	Former non-executive director of Chaarat Gold Holdings Limited Former non-executive director of Silverton Metals Corp	2022 Independent	Nil
Victor Gapare Executive Director Harare, Zimbabwe	Director of the Company Non executive director of Old Mutual Zimbabwe Limited Former chief executive officer of Bilboes Holdings (Private) Limited	2023 Non-Independent	2,443,372**
Tariro Gadzikwa Non-Executive Director Johannesburg, South Africa	Chief Executive Officer of MWJ Consulting (Proprietary) Limited Former group chief financial officer of Efora Energy Limited	2024 Independent	Nil

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Director Since and Independence Status	Number of Common Shares*

Stefan Buys Non-Executive Director Surrey, United Kingdom	Former Executive Vice President and Chief Executive Officer, Mining, ArcelorMittal Ltd Former Managing Director, Pilbara Mining Operations, Rio Tinto Iron Ore	2025 Independent	Nil
Lesley Goldwasser Non-Executive Director Miami Beach, Florida, USA	Managing Partner, GreensLedge Group Lead Independent Director of Tiptree Inc Independent Director of Liquid Telecommunications Holdings Ltd Independent Director of Fold Holdings, Inc Independent Director of Figure Technology Solutions Inc	2025 Independent	3,500
July Ndlovu Non-Executive Director Johannesburg, South Africa	Formerly Chief Executive Officer of Thungela Resources Limited Independent non-executive director of AECI Limited	2025 Independent	204,216***
Adam Chester General Counsel and Head of Risk and Compliance Jersey, Channel Islands	General Counsel, Company Secretary and Head of Risk and Compliance	Not a Director	29,266
Ross Jerrard Chief Financial Officer Jersey, Channel Islands	Chief Financial Officer of the Company (from April 1, 2025)	Not a Director	2,062

*

The information in this Annual Report as to shares beneficially owned or controlled or directed not being within the knowledge of the Company has been furnished by the respective nominees individually.

**	Mr Gapare is interested in the Common Shares held by Toziyana Resources Limited as the settlor of a discretionary trust which ultimately owns Toziyana Resources Limited.
***	Mr Ndlovu owns 36% of the issued share capital of Fremiro Investments (Private) Limited which holds 567,266 Common Shares.

No family relationships exist between any of the Directors or senior management.

A brief profile of each of the Directors and senior managers is given below:

John Kelly - Non-Executive Director and Chairperson

Mr. John Lawson Kelly has over 40 years of experience in the financial services industry in the U.S and international markets including emerging markets in Asia. Mr. Kelly is currently Managing Partner of Active Capital Partners LLC, Charmain and Independent Trustee of the Victory Funds and a non-executive Member of Kellys Family Foods LLC. Mr. Kelly is a graduate of Yale University and the Yale School of Management.

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

Geralda hold a Masters degree in Psychology from the University of Cape Town, an MBA from the Business School of the Netherlands and a post-graduate Certificate in Cross-sector Partnerships from Cambridge University’s Sustainability Institute.

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

Since leaving AngloGold Ashanti, Gordon has accumulated 20 years’ board experience as a non- executive director, of which 12 were as chairman at Lydian International Limited. He was a non-executive director until August 22, 2024 of Chaarat Gold Holdings Limited, which was listed on AIM (symbol: CGH), and a former non-executive director of Silverton Metals Corp., until June 10, 2022, which is listed on TSX-V (symbol: SVTN).

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

Prior to founding MWJ, she was Group Chief Financial Officer of Efora Energy Ltd (“Efora”, formerly SacOil Holdings) at which she held various executive roles in the finance team over eight years. She started her career at PwC in Zimbabwe and subsequently worked in the Johannesburg, Baltimore and London offices, where she provided audit and financial advisory services including financial due diligence and strategy development to medium and large corporates in Zimbabwe, South Africa, the US and UK.

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

Lesley Goldwasser – Non-Executive Director

Lesley Goldwasser is a financial executive with expertise in global capital markets and structured finance. She is a Managing Partner at GreensLedge Capital Markets - CEO & Founder of GreensLedge Korea, specializing in capital rising, Structured Product Solutions, M&A, and asset management.

Previously, she was a Managing Director at Credit Suisse, leading Asset-Backed Securities and Hedge Fund Strategic Services, and Co-Head of Global Debt & Equity Capital Markets and Global Structured Products at Bear Stearns.

Lesley serves as Lead Independent Director at Tiptree Inc. an independent director of Fold Inc and an Independent Director at Figure Technologies. She co-founded Zara’s Center, an after-school program for vulnerable children in Zimbabwe.

Born in Bulawayo, Zimbabwe, she is a graduate of the University of Cape Town, South Africa.

July Ndlovu  – Non-Executive Director

Mr Ndlovu brings over 28 years of leadership experience in the mining sector across Southern Africa, including his recent tenure as Chief Executive Officer of Thungela Resources Limited, a leading producer and exporter of thermal coal. His career spans senior roles at Anglo American Platinum and other major mining companies, where he drove operational excellence, strategic growth and large-scale project development.

Mr Ndlovu serves as an independent non-executive director at AECI Limited and has chaired boards such as Unki Mine and Anglo-American Zimbabwe. He holds a master’s degree in business leadership from the University of South Africa and a BSc in Metallurgical Engineering from the University of Zimbabwe.

Adam Chester – General Counsel and Head of Risk and Compliance

Mr. Adam Chester joined the management team in January 2017. Mr. Chester is a dual qualified lawyer (England and Wales (solicitor); and Jersey, Channel Islands (advocate). He started his career as a solicitor in City of London law firms before moving to Jersey, qualifying as an advocate and becoming a partner at an international offshore law firm specialising in corporate finance and banking. He has extensive experience advising businesses and individuals on a variety of commercial and corporate legal issues and at the Company has been responsible for the company secretarial function and administration, legal and regulatory compliance, legal projects and risk management.

Ross Jerrard – Chief Financial Officer

Mr Jerrard brings extensive experience in financial leadership, having been CFO of Centamin Plc from April 2016 until its acquisition by AngloGold Ashanti Plc in November 2024 for a deal value of $2.5 billion. Centamin was a former FTSE-250 dual-listed (London and Canada) mining company with operations in Egypt and West Africa. Centamin’s flagship asset the Sukari gold mine in Egypt which is one of the world’s largest gold mines producing in excess of 450,000 ounces of gold per annum. Prior to joining Centamin Mr Jerrard was a partner with Deloitte in Australia. Mr Jerrard is a member of the Institute of Chartered Accountants of Australia and New Zealand and the Institute of Chartered Accountants of Zimbabwe.

Arrangements, Understandings, etc.

Caledonia has no arrangements or understanding with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management other than Mr. Gapare who was appointed as a director pursuant to the sale and purchase agreement for the acquisition of Bilboes Gold.

B. Compensation

Summary Compensation Table

Name and			Share-	Option-	Non-equity incentive		Pension	All other	Total
principal		Salary	based	based	plan compensation		value	compensation	compensation
position	Year	($)	awards ($)(1)	awards	($)		($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(2)(3)	(i)
						Long
					Annual	term
					incentive	incentive
					plans (1)	plans
Mark	2025	546,351	83,461	—	—	—	—	277,373	907,185
Learmonth	2024	533,025	244,687	—	—	—	—	187,185	964,897
Chief Executive Officer	2023	517,500	263,304	—	—	—	—	—	780,804
Victor	2025	513,570	70,909	—	—	—	—	248,250	832,729
Gapare	2024	501,043	41,150	—	—	—	—	193,671	735,864
Executive Director	2023	478,654	43,368	—	—	—	—	89,505	611,527
Ross Jerrard Chief Financial Officer (from April 2025)	2025	333,333	66,445	—	—	—	—	168,652	568,430
Adam	2025	356,710	23,760	—	—	—	—	154,753	535,223
Chester	2024	348,010	72,073	—	—	—	—	122,213	542,296
General Counsel and Head of Risk and Compliance	2023	337,874	99,161	—	—	—	—	70,000	507,035

(1)	Awards are considered to be share based awards. The amounts stated are the expenses for the year to revalue the liability to the amount that is expected to vest at the applicable year end. Refer to table below for the awards outstanding as at December 31, 2025.
(2)	The amounts shown in (h) relate to bonuses paid to named executive officers (“NEOs”). No fees for acting as a Director were paid to NEOs.
(3)	The amounts shown in (h) for Mr Gapare also include other employee benefits (group life contribution, NSSA employer contribution and medical aid contribution).

Non-executive director fees were paid in equal quarterly instalments in arrears during 2025. From January 1, 2025 to December 31, 2025 the approved non-executive director fees amounted to $107,625 p.a. payable to each non-executive director, other than John Kelly (chairperson), who received an amount of $138,375. Stefan Buys and Lesley Goldwasser were appointed in February 2025 and each received a pro-rata amount of $94,471 during 2025. July Ndlovu was appointed in November 2025 and received a pro-rata amount of $16,670 during 2025.

Long term incentive plan

The following key management members were granted ERSUs, PUs and EPUs, pursuant to the provisions of the OEICP. The outstanding RSUs and PUs as at December 31, 2025 were as follows:

Key management member	Vesting date	ERSUs	PUs	EPUs
John Mark Learmonth	2026/04/01	—	—	27,542
	2027/04/01	—	—	43,970
	2028/04/01	—	—	39,368
Ross Jerrard*	2028/04/01	6,187	—	18,144
Adam Chester	2026/04/01	—	—	7,992
	2027/04/01	—	—	12,759
	2028/04/01	—	—	11,423
Victor Gapare	2026/04/01	—	—	11,506
	2027/04/01	—	—	18,370
	2028/04/01	—	—	16,447
Total		6,187	—	207,521

*	Ross Jerrard was appointed as a key management member from April 1, 2025 when he became CFO. He was granted 6,004 ERSUs which increase by dividends reinvestment.

For further detail on the ERSUs, PUs and EPUs refer to note 12 of the Consolidated Financial Statements. 61,946 EPUs were awarded to key management staff on April 1, 2026.

No director equity options were outstanding at December 31, 2025.

Caledonia does not have a pension, retirement or similar benefits scheme for directors.

C. Board Practices

The directors all hold their positions for an indefinite term, subject to re-election at each annual general meeting of the shareholders. The board of directors is responsible for appointing and terminating the appointments of the CEO, CFO and Company Secretary. The term of office of each director expires as of the date that an annual general meeting of the shareholders is held, subject to the re-election of a director at such annual general meeting. The following persons comprise the following committees:

Audit	Compensation	Nomination and Corporate Governance	Technical	ESG
T Gadzikwa	G Wylie	J Kelly	N Clarke	G Wildschutt
G Wylie	J Kelly	N Clarke	M Learmonth	A Chester
G Wildschutt	T Gadzikwa	G Wildschutt	G Wylie	C Horsfall
L Goldwasser	L Goldwasser	G Wylie	V Gapare	J Kelly
	J Ndlovu	T Gadzikwa	S Buys	M Learmonth
		L Goldwasser	J Ndlovu	N Clarke
		S Buys	C Harvey	V Gapare
		J Ndlovu		S Buys
Strategic Planning				C Parkins
J Kelly
M Learmonth
N Clarke
G Wildschutt
G Wylie
V Gapare
M Mason
T Gadzikwa
L Goldwasser
S Buys
J Ndlovu
R Jerrard

Directors’ letters of appointment do not provide for benefits upon termination of appointment.

Contracts of employment generally provide for benefits upon termination of employment by the employer, so therefore executive directors are entitled to such benefits. In the event of termination of the executive directors’ employment contracts by the employer, the contracts require payment of: (i) one month’s pay per year of service, pro-rated for part years’ service and calculated on the basis of their current remuneration package; (ii) short term and long term incentives accrued to the last day of employment; and (iii) accumulated but unpaid leave accrued to the last day of employment; (iv) less any amounts owing to the employer. In the event of a termination: (a) by the employer, occurring upon or within 24 months following a change of control of the Company, other than for cause, death or disability, or (b) by the applicable executive director, in certain circumstances occurring within 24 months following a change of control of the Company, such executive director would be entitled to receive, in lieu of any other entitlements upon termination: (i) accrued and unpaid amounts of short term incentives and long term incentives; (ii) a lump sum payment equal to 24 months’ pay; and (iii) annual leave accrued.

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

The Audit Committee is responsible for assisting the Board in:

1.	Opening an avenue of communication between Caledonia’s management, the independent auditors and the Board and to assist the Board in its oversight of the:
●	integrity, adequacy and timeliness of Caledonia’s financial reporting and disclosure practices;
●	processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;
●	compliance with legal and regulatory requirements related to financial reporting;
●	independence and performance of the independent auditors;
●	processes implemented by management to ensure effective internal controls over financial reporting;
●	enterprise risk management;
●	fraud risks related to financial reporting;
●	other risks related to financial reporting; and
●	integrated reporting.
2.	Performing any other activities consistent with the charter of the Audit Committee to ensure that Caledonia’s articles of association, governing and regulatory laws as required by the SEC, Sarbanes-Oxley Act and NYSE American LLC, AIM and VFEX requirements are monitored by management.
3.	The role of oversight. Compilation of financial statements is the responsibility of management. The auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia’s financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
4.	Ensuring that a combined assurance model is developed and implemented to provide a coordinated approach to all assurance activities.

The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to:

1.	Compensation of the executive officers and the directors;
2.	Establishment and administration of policies, programs and procedures for compensating and incentivizing its executive officers;
3.	Oversight of the compensation structure and benefit plans and programs;
4.	Executive compensation disclosure and compliance with compensation policies; and
5.	Administration and application of the Company’s Incentive Compensation Recovery Policy (as defined herein).

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

D. Employees

The average, approximate number of employees, their categories and geographic locations for each of the last three years are summarized in the table below:

Geographic Location and Number of Employees:

	2025	2024	2023
Total Employees
London, United Kingdom - Management and administration	3	3	3
Jersey, Channel Islands - Management and administration	5	3	4
South Africa - Management, procurement, administration and technical	25	26	31
Dubai - Management and administration	1	1	1
Zimbabwe - Mine operations, management and administration	2,323	2,172	2,294
Total Employees at all Locations	2,357	2,205	2,333

Management and Administration:

Employee Locations:	2025	2024	2023
London, United Kingdom - Management and administration	3	3	3
Jersey, Channel Islands - Management and administration	5	3	4
South Africa - Management, procurement, administration and technical	25	26	30
Dubai - Management and administration	1	1	1
Zimbabwe - Mine operations, management and administration	165	122	105
Total Management and Administration	199	155	143

The increase in headcount in Jersey and Zimbabwe reflects the ramp-up in management capacity to implement the development of the Bilboes project and to create management depth to manage a multi-asset portfolio. Headcount also increased due to initiatives to strengthen the human resources function at Blanket mine and an increased focus on the long-term development of internal human capital via initiatives such as the graduate training and the cadetship programmes.

E. Share Ownership

(a)	The direct and indirect shareholdings of the Company’s directors, officers and senior management as at the date of this Annual Report are as follows:

	Number of shares		Percentage share holding
J Kelly	16,317		0.08%
M Learmonth	223,982		1.16%
A Chester	29,266		0.15%
V Gapare	2,443,372	*	12.64%
N Clarke	—		0.00%
G Wildschutt	—		0.00%
G Wylie	—		0.00%
T Gadzikwa	—		0.00%
S Buys	—		0.00%
L Goldwasser	3,500		0.02%
R Jerrard	2,062		0.01%
J Ndlovu	204,216	**	1.06%
Total	2,922,715		15.12%

*	Mr Gapare is interested in the Common Shares held by Toziyana Resources Limited as the settlor of a discretionary trust which ultimately owns Toziyana Resources Limited.
**	Mr Ndlovu owns 36% of the issued share capital of Fremiro Investments (Private) Limited which holds 567,266 Common Shares.

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

There are no share purchase options outstanding as of the date of this Annual Report..

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

The Company has adopted an incentive compensation recovery policy effective October 2, 2023 (“Incentive Compensation Recovery Policy”) as required by NYSE American listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as exhibit 97.1 to this Annual Report. At no time during or after the fiscal year ended December 31, 2025 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of December 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy due to a prior restatement.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the best of Caledonia’s knowledge, as at April 2, 2026, we are aware of the following beneficial owners that directly or indirectly exercise control or direction over more than 5% of the voting rights to our shares.

	2025		2024		2023
	Number of	Percentage	Number of	Percentage	Number of	Percentage
	Shares	of Issued	Shares	of Issued	Shares	of Issued
Beneficial owner name	Held	Shares	Held	Shares	Held	Shares
Toziyana Resource Limited	2,443,372	12.66%	2,411,186	12.50%	2,411,186	12.56%
Shining Capital Holding II L.P.	1,922,858	9.96%	1,922,858	9.97%	1,922,858	10.02%
BlackRock	1,069,215	5.54%	*	*	*	*

*Based on publicly available information, BlackRock was below 5% in 2024 and 2023.

All shareholders have the same voting rights as all other shareholders of Caledonia.

There are no restrictions on the transfer of Caledonia’s issued shares.

According to our share register and information received from our registrar on April 2, 2026 the shares of Caledonia (including those represented by depositary interests and receipts) were held in the following geographic locations:

	Number of	Percentage of
Geographic Location based on the share register only	Shares Held	Issued Shares
United Kingdom	4,086	0.02%
USA	18,241,678	94.45%
Canada	4,679	0.02%
Zimbabwe	1,057,685	5.48%
Other	4,900	0.03%
	19,313,028	100%

19,313,028 shares of the Company, as on April 2, 2026, are held by a total of 58 registered shareholders, including 43 registered holders in the United States.

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

ITEM 8 - FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

This Annual Report contains the audited Consolidated Financial Statements which comprise of the consolidated statements of financial position as at December 31, 2025 and December 31, 2024 and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

Reference is made to the Consolidated Financial Statements, including the report of the independent registered public accounting firm, BDO South Africa Inc. (PCAOB ID 1368), that are filed as part of this Annual Report on pages F1 – F82.

Legal Proceedings and Regulatory Actions

To our knowledge, there are no legal proceedings material to us to which we are or were a party to or of which any of our properties are or were the subject of during the financial year ended December 31, 2025 nor are there any such proceedings known to us to be contemplated which would materially impact our financial position or ability to continue as a going concern.

During the twelve months ended December 31, 2025, there were no (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements we entered into before a court relating to securities legislation or with a securities regulatory authority.

Dividend policy

From 2014, the Company has paid a quarterly dividend (payable during each quarter up until the end of 2024 when the Board decided to align declaration of dividends with quarterly Board meetings, resulting in dividends being made after quarter end). The quarterly dividend declared from 2023 is set out below:

cents per
Declaration date	share
April 3, 2023	14.0
June 29, 2023	14.0
September 28, 2023	14.0
January 02, 2024	14.0
March 27, 2024	14.0
July 01, 2024	14.0
November 11, 2024	14.0
March 24, 2025	14.0
May 12, 2025	14.0
August 11, 2025	14.0
November 10, 2025	14.0
March 23, 2026	14.0

B. Significant Changes

We have not experienced any significant changes since the date of the Consolidated Financial Statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9 - THE OFFERING AND LISTING

A. Offering and Listing Details

The Company’s shares trade on the NYSE American, AIM (in the form of depositary interests) and VFEX (in the form of depositary receipts) under the trading symbol “CMCL”. Caledonia voluntarily delisted its shares from the TSX on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are, and less than 2% of its share capital is held by, Canadian residents.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s shares trade on the NYSE American, AIM (in the form of depositary interests) and VFEX (in the form of depositary receipts) under the trading symbol “CMCL”. Caledonia voluntarily delisted its shares from the TSX on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws unless and until it can demonstrate that less than 2% of its beneficial shareholders are, and less than 2% of its share capital is held by, Canadian residents.

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

The Company has a compensation committee that is currently composed of four independent directors. The compensation committee makes recommendations to the board with respect to compensation, including bonuses, incentive stock options and securities of directors and executive officers.

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

The holders of the shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of shares are also entitled to dividends, if and when declared, and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Company’s shares do not have pre-emptive rights to purchase additional shares.

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

Meetings of Shareholders

The Articles require the Company to call an annual general meeting of shareholders within 13 months after holding the last preceding annual general meeting and permits the Company to call any other meeting of shareholders at any time. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 clear days and not more than 60 days prior to the date of any annual or other general meeting of shareholders, although it currently utilizes the notice and access method under Canadian law. These materials must also be filed with Canadian securities regulatory authorities. The Articles provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 5% of the Company’s issued shares carrying the right to vote at the meeting is required to transact business at a general meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company’s auditors, are entitled to be admitted to the Company’s annual and other general meetings of shareholders.

Limitations on the Right to Own Securities

There are no limitations on the rights to own securities in the Company.

Limitations on Restructuring

There is no provision in the Articles that would have the effect of placing any limitations on any corporate restructuring in addition to what would otherwise be required by applicable law.

Disclosure of Share Ownership

The Articles permit the Company to give a disclosure notice to any person that the Company has reasonable cause to believe is/was interested in the Company’s shares within the preceding three years; such notice may require the person to inform the Company whether that person holds/has held an interest in the Company’s shares. The Articles also incorporate by reference certain of the disclosure guidance and transparency rules (“DTR”) published by the UK’s Financial Conduct Authority. The DTR include, inter alia, a requirement that a shareholder must notify the Company of the percentage of its voting rights (held directly and indirectly) if the percentage of those voting rights reaches, exceeds or falls below 3% of the Company’s issued voting securities and each 1% threshold above 3%.

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

As of June 2026, the requirement for disclosed interests to be recorded in board minutes will be repealed.

A director must disclose relevant interests: (i) at the first board meeting at which the transaction is considered; (ii) in writing delivered to the company as soon as reasonably practicable after the director becomes aware of the circumstances; or (iii) by giving a general notice of interest to the other directors of the company.

Directors need not declare interests if (i) it cannot reasonably be regarded that an interest is likely to give rise to a conflict; or (ii) it concerns the terms of a director’s service contract that has been or will be considered by the board or an appointed committee.

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

As of June 2026, a majority of disinterested directors may ratify a voidable transaction where a director failed to disclose an interest, provided the nature and extent of the conflict is disclosed in reasonable detail. This offers an alternative to shareholder ratification by special resolution.

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

If permitted by the articles of association of a company, a written consent signed and passed by the specified majority of members may effect any matter that otherwise may be brought before a shareholders’ meeting, except for the removal of a company’s auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is signed by the specified majority of members or on such later date as is specified in the resolution.

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

•

the person is either acquitted or receives a judgment in their favor;

•

where the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

•

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

As of June 2026, the scope of director indemnities is extended to:

•

cover a broader range of liabilities and expenses including legal fees, judgments, fines and settlements incurred in connection with proceedings, provided the director acted honestly and in good faith in what the director believed to be in the best interests of the company and, in the case of criminal proceedings, the director had no reasonable cause to believe the conduct was unlawful;

•

cover directors acting for other entities at the company’s request; and

•

permit the advancement of legal expenses before the outcome of proceedings subject to receipt of an undertaking from the director to repay sums advanced if it is ultimately determined that the director is not entitled to be indemnified.

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

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand, made in good faith and described with reasonable particularity both the purpose and the records sought, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

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

Amendments to Charter

Amendments to the certificate of incorporation of a Delaware corporation generally require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation, subject to certain exceptions under Delaware law, requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.

The memorandum of association and the articles of association of a Jersey company may only be amended by special resolution (being a two-thirds majority if the articles of association of the company do not specify a greater majority) passed by shareholders in general meeting or by written resolution signed by all the shareholders entitled to vote.

As of June 2026 a company may change its name not only by special resolution, but also by adopting any other method which may be specified in its articles of association. However, the Articles do not specify any other method.

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

The UK’s Takeover Code requires a target company shareholders’ consent in general meeting before the target company can take any action (other than seeking alternative bids) that may result in the frustration of a takeover bid. Moreover, the Takeover Code provides that the board of directors of an offeree company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of a takeover bid.

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

The Companies Law allows a Jersey company to purchase its own shares, whether they are redeemable or not, provided that the purchase is sanctioned by a special resolution (the threshold will become an ordinary resolution from June 2026). Any monies payable on the redemption of redeemable shares or on the purchase of its own shares by a Jersey company may be funded from any source, including capital, provided that such shares are fully paid.

As of June 2026, the solvency test applicable to redemptions and purchases of shares does not apply in the case of a redemption or purchase of fully paid shares for nil consideration, and it will be possible to redeem or purchase partly paid shares.

If shares are to be purchased other than on a stock exchange, they may only be purchased pursuant to a contract approved in advance by an ordinary resolution of the company and they shall not carry the right to vote on the resolution sanctioning the purchase or approving the contract. From June 2026, as an alternative to the contract being approved by ordinary resolution, it will be possible for the contract to be approved by the directors within certain parameters specified in the ordinary resolution authorizing the purchase.

If shares are to be purchased on a stock exchange, the resolution authorizing the purchase must specify the maximum number of shares to be purchased; the maximum and minimum prices which may be paid; and

the date (not being later than 5 years after the passing of the resolution) on which the authority to purchase is to expire.

As of June 2026, a company will be permitted to acquire its own listed shares through a third party, such as a broker or bank, under a contract which must specify the limit on the total value of shares that may be purchased. As a company may not control or know the timing of individual purchases, the requirement for a solvency statement for each purchase is replaced with a single solvency statement made at the time the contract is entered into. If the buy-back program exceeds 12 months, the solvency statement covers a period of 12 months but must be refreshed annually.

C. Material Contracts

Material contracts include exhibit 4.13 (the indenture between the Company and U.S. Bank Trust Company, National Association as Trustee with respect to the Company’s 5.875% Convertible Senior Notes due 2033), and exhibit 4.14 (the capped call confirmation bid form, which confirms the terms and conditions of the capped call option transactions entered into between the counterparties and the Company).

The Indenture

See “January 2026 Financing” and “Convertible Senior Notes” above for further information on the Indenture.

The Capped Call confirmation bid form

See “Capped Call transactions” above for further information on the Capped Call bid form.

D. Exchange Controls

There are no governmental laws, decrees or regulations existing in Jersey, Channel Islands, which restrict the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of Caledonia’s securities, nor does Jersey, Channel Islands have foreign exchange currency controls. Exchange control approvals from the RBZ and the Reserve Bank of South Africa are required on the flow of funds in and out of Zimbabwe and South Africa; Caledonia obtained the necessary approvals from the RBZ and the Reserve Bank of South Africa to transfer foreign currency during 2025.

E. Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership or disposition of shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder, including, without limitation, specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax or non-U.S. tax considerations applicable to U.S. Holders of the acquisition, ownership or disposition of shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership, and disposition of shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to a U.S. Holder arising from or relating to the acquisition, ownership or disposition of shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), promulgated thereunder published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive, current or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States.;
●	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (g) hold shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other “pass-through” entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders or investors in such S corporations); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (k) are U.S. expatriates or former long-term residents of the United States, (l) hold shares in connection with a trade or business, permanent establishment, or fixed base outside the United States, or (m) are subject to special tax accounting rules with respect to the shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable relating to the acquisition, ownership and disposition of shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as other pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership, and disposition of shares.

Ownership and Disposition of Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed in accordance with U.S. federal income tax principle. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the shares and thereafter as gain from the sale or exchange of such shares (see “Sale or Other Taxable Disposition of Shares” below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the shares will constitute ordinary dividend income. Dividends received on shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of such distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if the Company is a PFIC for the tax year of such distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Shares

Upon the sale or other taxable disposition of shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) USD value of any cash received plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in such shares sold or otherwise disposed of. A U.S. Holder’s initial tax basis in its shares generally will be such U.S. Holder’s USD cost for such shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, such shares are held for longer than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to a U.S. Holder resulting from the acquisition, ownership and disposition of shares. The Company believes that it was not a PFIC for its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current year and expects that it will not be a PFIC for the foreseeable future.

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

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for a tax year if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary (a) 75% or more of the gross income of the Company for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or other inventory, depreciable property used in its trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the shares and with respect to gain from the disposition of shares. An “excess distribution” generally is defined as the excess of distributions with respect to the shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years or such U.S. Holder’s holding period for the shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the shares ratably over its holding period for the shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to alter these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any of its non-U.S. subsidiaries that are also is classified as PFICs.

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

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received in foreign currency on the sale, exchange or other taxable disposition of shares, generally will be equal to the USD value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the shares are traded on an established securities market (regardless of whether such foreign currency is converted into USD at that time). If the foreign currency received is not converted into USD on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its USD value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on the sale or other taxable disposition of shares generally will be U.S.-source gain or loss. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for non-U.S. withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax laws and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, shares will generally be subject to information reporting and backup withholding, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Data Analysis and Retrieval (“SEDAR+”) (www.sedarplus.ca), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

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

The Board of Directors of the Company has a responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Company’s Audit Committee oversees management’s compliance with the Company’s financial risk management approach.

The fair value of the Company’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

A. Currency Risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$, ZiG (from April 5, 2024) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group aims to maintain cash and cash equivalents in US Dollars to manage foreign exchange exposure. The operating results and financial position of the Group are reported in USD in the Consolidated Financial Statements.

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

	2025		2024
	$’000		$’000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	62	598	62	1,729
USD denominated	61	—	61	—
ZAR denominated	—	447	—	1,477
ZiG denominated	—	131	—	252
GBP denominated	1	20	1	—

Trade and other receivables - ZiG denominated	—	3,287	—	3,873
Trade and other payables - ZiG denominated	—	(110)	—	(76)
	62	3,775	62	5,526

A reasonable possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss before tax for the Group:

	2025		2024
	$’000		$’000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	3	7	3	12
Trade and other receivables	—	156	—	184
Trade and other payables	—	(5)	—	(4)
	3	158	3	192

C. Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a debtor fails to meet its contractual obligation. From 2014, gold sales were made to Fidelity in Zimbabwe and the payment terms stipulated in the service delivery contract have been adhered to in all instances. 75% of the portion of unrefined metals produced by Blanket was exported by Caledonia to AEG (from April 2023) and Stonex Financial Limited (from October 2024) on the toll refinement basis, with the percentage dropping to 70% from February 2025. Trade and other receivables are detailed in note 21 to the Consolidated Financial Statements and include $7.7 million (December 31, 2024: $4.1 million, December 31, 2023: $5.4 million) due from Fidelity and AEG in respect of the RTGS$/ ZiG and USD components respectively of the revenues arising on gold deliveries prior to the close of business on December 31, 2025. All outstanding amounts due from Fidelity and AEG were received in full after the end of the 2025 year. No outstanding balances were due from Stonex financial Limited at year end. The VAT receivable received during 2026 will be applied against our other taxes payable. Other credit risk disclosures are provided in note 34.1 to the Consolidated Financial Statements.

D. Liquidity Risk

Refer to note 34.2 of the Consolidated Financial Statements.

E. Market Risk - Interest Rate Risk

Refer to note 34.3.2 of the Consolidated Financial Statements.

F. Market Risk – Gold Price

Refer to note 34.3.3 of the Consolidated Financial Statements.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the gold price will have an impact on the revenue of the Group and the fair value of the put options at December 31, 2025. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

An increase or decrease of 5% of the gold price would have the following equal or opposite effect on the derivative financial instruments on December 31:

Consolidated statement of financial position:

	2025	2024
Derivative financial assets - put options
Increase by 5% of the gold price	—	—
Decrease by 5% of the gold price	411	—

Consolidated statement of profit or loss and other comprehensive income:

Fair value loss on derivative financial instruments	2025	2024
Derivative financial assets - put options
Increase by 5% of the gold price	—	—
Decrease by 5% of the gold price	411	—

The Group’s revenues had full exposure to the gold price up to December 2025 when the gold put options were concluded (refer to note 11.1 of the Consolidated Financial Statements).

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. to C.

Not Applicable.

D.

The Company does not have securities registered as American Depository Receipts.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2025. As required by Rule 13(a)-15 under the Exchange Act, in connection with this Annual Report on Form 20-F, under the direction of our CEO and CFO, we have evaluated our disclosure controls and procedures as of December 31, 2025, and we have concluded our disclosure controls and procedures were effective as of December 31, 2025.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving the control system’s objectives.

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

Previously, in connection with our review of the internal control structure related to the preparation of the financial statements as of and for the year ended December 31, 2024 and the restated financial statements as of and for the years ended December 31, 2023, 2022, 2021, 2020 and 2019, management identified a material weakness in our internal controls over the accounting interpretation related to the calculation of deferred tax liabilities at Blanket. The non-cash restatement did not affect income tax calculations or submissions and was fully disclosed in the Form 20-F for the year ended December 31, 2024. See “Changes in Internal Control Over Financial Reporting” below for further information on the steps we have taken to remediate the material weakness.

As of December 31, 2025, under the supervision and with the participation of the CEO and CFO, management assessed the effectiveness of the Company’s internal control over financial reporting, management concluded that the Company’s internal control over financial reporting was effective. In making their assessment, management used the control objectives established in the 2013 Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework.

Audit of the Effectiveness of Internal Control over Financial Reporting: Our independent registered public accounting firm, BDO South Africa Incorporated, has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2025, which is included herein.

C. Attestation report of registered public accounting firm

As required by Section 404(b) of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, BDO South Africa Incorporated, the independent registered public accounting firm that audited our financial statements for the fiscal year ended December 31, 2025 included in this Annual Report, has issued an attestation report on the effectiveness of our internal control over financial reporting set forth in our audited consolidated financial statements, which are included in this annual report beginning at Page F-1.

D. Changes in internal controls over financial reporting

Management confirmed the correct IFRS accounting treatment of temporary differences in the deferred tax computation in preparing the Consolidated Financial Statements for the year ended December 31, 2024 and during the first half of 2025. The confirmed accounting treatment was embedded in the control operation. Management has further designed and implemented controls to ensure critical accounting considerations are reconsidered at each material reporting interval or at least annually for continued relevance.

We have tested and concluded that the steps taken have remediated the material weakness related to the controls over the calculation of deferred tax liabilities at Blanket.

Except for the material weakness remedial actions described above, there have been no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that all four members of its Audit Committee are considered independent as defined under Canadian National Instrument 52-110 and as defined under Section 803 of the NYSE American LLC Company Guide and Exchange Act Rule 10A-3 (as such definitions may be modified or supplemented) and considered to be financially literate as such terms are defined under Canadian National Instrument 52-110, and two of the members can be considered to be financial experts as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. The financial experts serving on the Audit Committee are Ms. T. Gadzikwa and Ms. L Goldwasser, whose experience is disclosed in this Annual Report under Item 6.A “Directors and Senior Management”. Ms. T. Gadzikwa, Mr. G. Wylie, Ms. G. Wildschutt and Ms. L Goldwasser are all independent directors under the applicable rules.

The SEC has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations, or liability on that person that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation, or affect the duties, obligations, or liabilities of any other member of the Audit Committee.

ITEM 16B - CODE OF ETHICS

On November 8, 2016 the registrant’s Board of Directors approved in principle, and the Company formally adopted on March 7, 2017, a revised code of business conduct, ethics and anti-bribery policy that applies to the registrant’s directors, CEO, CFO, principal accounting officer or controller, or persons performing similar functions, and all other employees and contractors. The code was revised in June 2018, November 2020, November 2024 and August 2025 to remove references to the Toronto Stock Exchange (following the delisting of the Company’s shares from there in 2020), include references to new laws and policies, provide clarifications as to conflicts of interest and gift and hospitality reporting and updating contact details for the whistleblowing service. The most recent updated version was adopted on August 5, 2025.

The text of this code is available on the Company’s website: (www.caledoniamining.com/index.php/aboutus/corporate-governance).

The Company has not granted any waiver from the Code of Ethics to the CEO, CFO, principal accounting officer or controller, or persons performing similar functions during the fiscal year ended December 31, 2025.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed and/ or expected to be billed by our external auditors, BDO South Africa Incorporated, Johannesburg, Gauteng, South Africa (PCAOB ID 1368), unless stated otherwise, for the years indicated:

	2025(1)(2)	2024(1)(2)	2023(1)(2)
Audit fees	553,638	429,163	353,152
Audit – related fees	—	—	—
Tax fees	—	—	—
All other fees(3)	35,615	8,999	—
Total	589,253	438,162	353,152

Notes:

(1)

Prior to the start of the audit process, Caledonia’s Audit Committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the Audit Committee recommends to the Board of Directors whether to accept the estimated audit fees given by the auditors.

(2)	Represents fees billed by BDO South Africa Incorporated. This represents 6% of the total fees.
(3)	Represents fees billed by BDO Zimbabwe Chartered Accountants.

Pursuant to the charter of the Audit Committee, the Committee must pre-approve all non-audit services to be provided to Caledonia or its subsidiary entities by the auditors. The subsidiary entities include corporations, partnerships or other entities which, pursuant to IFRS, are included in the consolidated financial results of the Company. The list of non-audit services include:

●bookkeeping;
●financial information system design and implementation;
●appraisal or valuation services;
●actuarial services;
●internal audit outsourcing services;
●management functions;
●human resource services;
●tax planning;
●tax compliance;
●broker-dealer or any investment banking functions; and
●legal services.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G - CORPORATE GOVERNANCE

Because our securities are listed on NYSE American, being a national securities exchange in the United States, we are subject to the corporate governance requirements set out in the NYSE American LLC Company Guide. We are also subject to a variety of corporate governance guidelines and requirements enacted by the jurisdictions and exchanges in which we operate our business and on which our securities are traded. We incorporate a mix of corporate governance best practices to ensure that our corporate governance complies in all material respects with the requirements of the jurisdictions in which we operate and the exchanges on which our securities are traded. The Company has also adopted the UK’s Quoted Companies Alliance Corporate Governance Code and discloses on its website how it satisfies the ten principles of the Code. Please see www.caledoniamining.com/index.php/aboutus/corporate-governance.

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

Shareholder Meeting Quorum Requirement: the NYSE American Company Guide specifies a quorum requirement of at least 33-1/3% of the shares issued and outstanding and entitled to vote for meetings of a listed company’s shareholders. The Company’s quorum requirements for shareholder meetings, as set forth in the Articles, are two members entitled to vote at the meeting present in person or by proxy together holding or representing by proxy not less than five percent of the issued shares of the Company. The Company’s quorum requirement as set forth in the Articles is not prohibited by, and does not contravene, the Companies Law.

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

Shareholder Approval of Certain Transactions: Section 712(b) of the NYSE American Company Guide provides that shareholder approval is required for approval of applications to list additional shares when additional shares will be issued in connection with a transaction where the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more. There is no equivalent Jersey statutory legal requirement for shareholder approval where the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more, nor is an equivalent requirement imposed by the Company’s articles of association. The Company complies with the applicable rules and regulations in Jersey.

In addition, the Company may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case the Company shall make the disclosure of such transactions available on its website at http://www.caledoniamining.com. Information contained on the Company’s website is not part of this Form 20-F.

ITEM 16H - MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities with respect to mining operations and properties in the United States that are subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the year ended December 31, 2025, the Company had no mines in the United States that were subject to regulation by the MSHA under the Mine Act.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

The Company has adopted insider trading policies and procedures (the “Share Dealing Code”) that govern the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. The Share Dealing Code is filed hereto as exhibit 11.1.

ITEM 16K – CYBER SECURITY

Risk management and strategy

The Company has an integrated cybersecurity risk management program for assessing, identifying, and managing risk from cybersecurity threats. Reporting on progress and performance of the cybersecurity risk management program is done regularly to the IT Steering Committee (comprised of senior management) and quarterly to the Board of Directors. The Chief Information Officer (“CIO”) is responsible for maintaining this program along with a skilled team of IT professionals. The Company’s policies and procedures related to the cybersecurity risk management program include the following:

●	Disaster recovery plan (including a step-by-step data restore process). This includes disaster classification, critical systems and response times, recovery team and escalation procedures. The CIO is responsible for declaring an I.T. disaster in consultation with the CEO, COO or CFO, and will be required to instruct the IT team to implement recovery procedures. Recovery efforts will be led by the IT teams in South Africa and Zimbabwe with the use of consultants where necessary.

All decisions are to be made by the CIO, after consulting the CEO, CFO and COO. Any formal communications go through the Company’s formal PR process. The Group IT manager has the authority to make emergency decisions should the CIO not be reachable after consulting either the CEO, CFO or COO with regards to the matter. If a Cybersecurity Incident takes place, the Company’s Incident Response Plan (as defined below) will be implemented.

●	Incident response plan (“Incident Response Plan”) which sets out the following cybersecurity incident phases
o	Identify
o	Assess - Incident response team established
o	Respond
o	Remedy and recovery
o	Review and improvement
o	Confidentiality
●	Access control policy addressing physical and logical security requirements. This is implemented through formalized controls which are performed according to the control frequencies and tested regularly by internal and external assurance providers.

●	Cybersecurity incidents will be reported in accordance with the Incident Response Plan where the impact will be assessed and signed off. The impact assessment includes qualitative and quantitative factors and external providers will be utilized to assist with the assessment should this be deemed necessary. This process will also drive escalations based on materiality and the incident will be reported accordingly. All incidents are reported to the IT Steering Committee immediately. After the assessment is performed, these will be reported to the Board if material. On a quarterly basis, cybersecurity matters are reported to the Board with regards to controls and processes in place, any new developments, and also any actions to be taken to improve the environment.

Cybersecurity controls and procedures are formally documented using guidance from the National Institute of Standards and Technology Cybersecurity Framework and are assessed by third parties, external audits and internal audits on a regular basis. Examples of the Company’s cybersecurity controls and procedures include the following:

●	Bitdefender Gravity Zone to manage malware and vulnerabilities, including automated patch management.
●	Company-wide use of VPN for all remote access, multifactor authentication for all privileged accounts on Office 365 and firewalls with restricted access.
●	Cybersecurity training, awareness and phishing campaigns using the Knowbe4 platform.
●	Review of all Active Directory accounts (Network accounts), including admin password changes, restricting of guest accounts, restricting access to use external storage devices (USB access) and restricting email access on mobile devices.
●	Outdated IT hardware is replaced frequently and detailed asset and network diagrams maintained.
●	Monitoring of privileged activities on AD and failed logins for administrative accounts and administrative activities on all SQL databases via the Log360 Management Tool.
●	Review of key database actions (Create tables, alter tables and delete tables, and accounts created) for all financially significant systems via the Log 360 tool on a monthly basis.
●	Third party access to all systems is restricted and strictly monitored as required. All third party activities are subject to the Company’s ITGC controls framework. Segregation of duties between applications, databases and operating systems for privileged users is strictly monitored.
●	A privileged access monitoring tool is utilised to record all activities for the key financial system that are performed by administrative users on the application, database and operating system levels.
●	The IT risk register is updated on a regular basis.
●	Penetration tests are done by external assurance providers on the Caledonia IT environment.
●	Reporting to the IT Steering Committee on all key IT related matters with quarterly reporting to the Board of Directors.

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

The IT Steering Committee members have sufficient expertise (finance, IT and operations) to assess the risk related to a cybersecurity matter, along with experts in the IT team that will provide analysis on any security matters.

Quarterly updates on cybersecurity are provided to the Board of Directors.

Engaging the Board on a cybersecurity incident:

The Board of Directors is notified once a cybersecurity incident is deemed material by the IT Steering Committee or the CIO. The Risk Management Sub-Committee of the Audit Committee is responsible for reporting risks, including cyber security risks, to the Audit Committee each quarter. The CIO is expected to provide the Sub-Committee with the necessary risk analysis.

Communication of cybersecurity performance to stakeholders:

Only material cybersecurity incidents are communicated to stakeholders in accordance with applicable rules (including SEC rules) and requirements. Any potentially material cybersecurity incidents are reported to the IT Steering Committee as required.

Quantification of our cybersecurity risk in financial terms is performed so that we can make informed decisions about risk mitigation and risk transfer as follows: cybersecurity quantification is performed as part of the Incident Response Plan – respond phase (qualitative and quantitative factors are taken into consideration bearing in mind, and in particular, information that a reasonable investor would consider important in making an investment decision, and information that would alter the total mix of information made available).

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

See Item 18.

ITEM 18 - FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-82 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board of Directors include:

All the above statements are available on the Company’s website at www.caledoniamining.com and under the Company’s profile on SEDAR at www.sedarplus.ca.

ITEM 19 - EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements and Notes	F-1- F-82

Exhibit List

Exhibit No.	Name
1.1	Articles of Association (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 4, 2016)
2.1	Description of Registered Securities (incorporated herein by reference as Exhibit 2.1 of the Registrant’s Annual Report on Form 20-F filed with the SEC on March 29, 2021)
2.3

Loan Note Instrument for the US$12,000,000 guaranteed loan notes 2023 (Solar Plant) (incorporated herein by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

4.1	2015 Omnibus Equity Incentive Compensation Plan (revised 2023) (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)
4.2	Employment contracts/executive employment agreements (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 30, 2017)
4.3	Mining Lease (incorporated herein by reference to Exhibit 4.9 of the registrant’s Annual Report on Form 20-F filed with the SEC on March 31, 2020)
4.4	Addendum to Award Agreement dated January 24, 2022 (incorporated herein by reference to Exhibit 4.11 of the registrant’s Annual Report on Form 20-F filed with the SEC on May 17, 2022)
4.5	April 8, 2024 PUs award agreement example (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)
4.6	April 8, 2024 EPUs award agreement example (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)
4.7	April 1, 2025 PUs award agreement example (incorporated herein by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2025)
4.8	April 1, 2025 EPUs award agreement example (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2025)
4.9	April 1, 2025 ERSUs award agreement example (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2025)
4.10	April 1, 2026 PUs award agreement example
4.11	April 1, 2026 EPUs award agreement example
4.12	April 1, 2026 EPUs award agreement example - Bilboes management
4.13	Indenture dated January 20, 2026 (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Form 6-K furnished to the SEC on January 20, 2026)
4.14	Form of Capped Call Confirmation Bid Form (incorporated herein by reference to Exhibit 99.3 to the Registrant’s Form 6-K furnished to the SEC on January 20, 2026)
8.1	List of Caledonia Mining Corporation Plc group entities
11.1	Share Dealing Code (incorporated herein by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2025)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of BDO South Africa Incorporated
15.2

S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe, with an effective date of December 31, 2023 (incorporated herein by reference to Exhibit 15.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)

15.3

Bilboes Gold Project Technical Report Summary on the Bilboes Gold Project, Zimbabwe, with an effective date of October 31, 2025 (incorporated herein by reference to Exhibit 99.1 to the Form 6-K filed with the SEC on November 24, 2025)

15.4

S-K 1300 Technical Report Summary on the Maligreen Gold Project, Zimbabwe, with an effective date of December 31, 2022 (incorporated herein by reference to Exhibit 15.5 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023)

15.5	Consent of DRA Projects (Pty) Ltd
15.6	Consent of Craig Harvey
15.7	Consent of Uwe Engelmann
15.8	Consent Marthinus van Staden
97.1	Incentive Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on May 15, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sight this Annual Report on its behalf.

CALEDONIA MINING CORPORATION PLC.

Date: April 23, 2026	By:	/s/ John Mark Learmonth
Name: John Mark Learmonth
Title: Chief Executive Officer

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196

Private Bag X60500 Houghton, 2041 South Africa

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Caledonia Mining Corporation Plc

St Helier, Jersey Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Caledonia Mining Corporation Plc (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 23, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the site restoration provision

At December 31, 2025, the Company’s site restoration provision totaled USD 9,7 million. As discussed in note 29 to the consolidated financial statements, the site restoration provision relates to the estimated cost of closing down the mines and projects and represent the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. These costs are capitalised in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation.

We identified the evaluation of the site restoration provision as a critical audit matter because the computation of the net present value of the estimated rehabilitation costs required significant auditor judgement, subjectivity and effort in evaluating (i) management’s key assumptions relating to future cost estimates such as gross closure cost and inflation rate and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

The primary procedures we performed to address this critical audit matter included:

●	Utilizing environmental rehabilitation professionals with specialized skills and knowledge to assist in evaluating the results of the Company’s undiscounted estimated environmental costs detailed in the independent environmental expert’s reports. This was performed by:
o

evaluating the objectivity, knowledge, skills and ability of the Company’s independent expert, by comparing their professional qualifications, experience and affiliations against industry norms and obtaining an understanding of their scope of work; and

o	reviewing management’s expert report assessment of the site layout and closure cost categories, methodologies, legislative framework, model structure and infrastructure measurements.
●	Evaluating the reasonableness of the estimated cost of rehabilitation. This was performed by:
o

testing a sample of costs and quantums that form the basis of the gross closure costs calculation to ensure completeness thereof by agreeing the projected cost to audit evidence and recalculating and agreeing to audit evidence the calculated quantities per the gross cost calculation;

o

evaluating the key assumptions applied in the site restoration models and challenging the reasonableness of management’s estimates by referencing market‑based data and expectations for contingencies, inflation rates, and discount rates;

o	testing the mathematical accuracy of the net present value calculation of the site restoration provision; and
o	performing sensitivity analysis on the key assumptions included in the site restoration provision, which included the inflation rate, discount rate and timing of the cash flows.

/s/ BDO South Africa Incorporated

We have served as the Company’s auditor since 2018.

Johannesburg, Republic of South Africa

April 23, 2026

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196

Private Bag X60500 Houghton, 2041 South Africa

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Caledonia Mining Corporation Plc

St Helier, Jersey Channel Islands

Opinion on Internal Control over Financial Reporting

We have audited Caledonia Mining Corporation (the “Company’s”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 23, 2026, expressed and unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15B, Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO South Africa Incorporated

We have served as the Company’s auditor since 2018.

Johannesburg, Republic of South Africa

April 23, 2026

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Note	2025	2024	2023
Revenue	7	267,663	183,018	146,314
Royalty		(13,521)	(9,263)	(7,637)
Production costs	8	(101,321)	(80,744)	(82,709)
Depreciation	18	(15,697)	(16,021)	(14,486)
Gross profit		137,124	76,990	41,482
Net foreign exchange loss	9	(3,311)	(9,722)	(6,772)
Administrative expenses	10	(20,480)	(15,658)	(17,429)
Fair value loss on derivative financial instrument	11	(6,379)	(831)	(1,119)
Equity-settled share-based expense	12.2	(203)	(1,054)	(640)
Cash-settled share-based expense	12.1	(839)	(201)	(463)
Other expenses	13	(5,078)	(6,940)	(4,367)
Other income	14	248	1,090	263
Profit on the sale of non-current assets held for sale	24	8,540	—	—
Operating profit		109,622	43,674	10,955
Finance income	15	461	26	39
Finance cost	15	(3,514)	(3,157)	(3,024)
Profit before tax		106,569	40,543	7,970
Tax expense	16	(39,058)	(17,489)	(12,810)
Profit (loss) for the year		67,511	23,054	(4,840)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		1,109	(116)	(622)
Total comprehensive income for the year		68,620	22,938	(5,462)

Profit (loss) attributable to:
Owners of the Company		55,219	17,899	(7,862)
Non-controlling interests	28	12,292	5,155	3,022
Profit (loss) for the year		67,511	23,054	(4,840)

Total comprehensive income attributable to:
Owners of the Company		56,328	17,783	(8,484)
Non-controlling interests	28	12,292	5,155	3,022
Total comprehensive income for the year		68,620	22,938	(5,462)

Earnings (loss) per share
Basic earnings (loss) per share ($)	27	2.83	0.91	(0.44)
Diluted earnings (loss) per share ($)	27	2.83	0.91	(0.44)

The accompanying notes on pages F-13 to F-82 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “R.I. Jerrard”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

		December 31,	December 31,
As at	Note	2025	2024
Assets
Exploration and evaluation assets	17	103,829	97,326
Property, plant and equipment	18	204,538	189,456
Right of use assets	19	1,089	—
Derivative financial assets	11.1	7,273	—
Deferred tax asset	16	230	264
Total non-current assets		316,959	287,046

Income tax receivable	16	8	355
Inventories	20	26,828	23,768
Derivative financial assets	11.1	954	—
Trade and other receivables	21	11,871	12,675
Prepayments	22	14,537	6,748
Fixed term deposit	23	5,000	—
Cash and cash equivalents	23	35,738	4,260
Assets held for sale	24	—	13,512
Total current assets		94,936	61,318
Total assets		411,895	348,364

Equity and liabilities
Share capital	25	166,329	165,408
Reserves	26	138,254	138,465
Retained loss		(45,586)	(89,996)
Equity attributable to shareholders of the parent		258,997	213,877
Non-controlling interests	28	24,549	20,587
Total equity		283,546	234,464

Liabilities
Deferred tax liabilities	16	51,015	48,418
Provisions	29	9,722	9,664
Loans and borrowings	30	1,074	1,500
Loan note instruments	31	3,981	8,313
Cash-settled share-based payment	12.1	1,294	411
Lease liabilities	19	911	199
Total non-current liabilities		67,997	68,505

Cash-settled share-based payment	12.1	1,116	634
Income tax payable	16	351	2,958
Lease liabilities	19	268	95
Loans and borrowings	30	6,706	1,174
Loan note instruments	31	7,760	855
Trade and other payables	32	32,253	26,647
Overdrafts	23	11,898	12,928
Liabilities associated with assets held for sale	24	—	104
Total current liabilities		60,352	45,395
Total liabilities		128,349	113,900
Total equity and liabilities		411,895	348,364

The accompanying notes on pages F-13 to F-82 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

					Equity-
			Foreign		settled			Non-
			currency		share-based			controlling
		Share	translation	Contributed	payment	Retained		interests
	Note	capital	reserve	surplus	reserve	loss	Total	(NCI)	Total equity
Balance January 1, 2023		83,471	(9,787)	132,591	14,997	(80,529)	140,743	16,946	157,689
Transactions with owners:
Dividends declared	35	—	—	—	—	(8,752)	(8,752)	(1,512)	(10,264)
Share-based payments:
Shares issued on settlement of incentive plan awards – cash-settled	12.1	351	—	—	—	—	351	—	351
Equity-settled share-based expense	12.2	—	—	—	640	—	640	—	640
Shares issued:
Equity raise (net of transaction cost)		15,569	—	—	—	—	15,569	—	15,569
Bilboes acquisition		65,677	—	—	—	—	65,677	—	65,677
Total comprehensive income:
(Loss) profit for the year		—	—	—	—	(7,862)	(7,862)	3,022	(4,840)
Other comprehensive income for the year		—	(622)	—	—	—	(622)	—	(622)
Balance December 31, 2023		165,068	(10,409)	132,591	15,637	(97,143)	205,744	18,456	224,200

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity (continued)

(in thousands of United States Dollars, unless indicated otherwise)

					Equity-
			Foreign		settled			Non-
			currency		share-based			controlling
		Share	translation	Contributed	payment	Retained		interests
	Note	capital	reserve	surplus	reserve	loss	Total	(NCI)	Total equity
Balance December 31, 2023		165,068	(10,409)	132,591	15,637	(97,143)	205,744	18,456	224,200
Transactions with owners:
Dividends	35	—	—	—	—	(10,752)	(10,752)	(3,024)	(13,776)
Share-based payments:
Shares issued on settlement of incentive plan awards - cash-settled	12.1	83	—	—	—	—	83	—	83
Shares issued on settlement of incentive plan awards - equity-settled	12.2	220	—	—	—	—	220	—	220
Equity-settled share-based expense	12.2	—	—	—	762	—	762	—	762
Shares issued:
Options exercised		37	—	—	—	—	37	—	37
Total comprehensive income:
Profit for the year		—	—	—	—	17,899	17,899	5,155	23,054
Other comprehensive income for the year		—	(116)	—	—	—	(116)	—	(116)
Balance at December 31, 2024		165,408	(10,525)	132,591	16,399	(89,996)	213,877	20,587	234,464

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity (continued)

(in thousands of United States Dollars, unless indicated otherwise)

					Equity-
			Foreign		settled			Non-
			currency		share-based			controlling
		Share	translation	Contributed	payment	Retained		interests
	Note	capital	reserve	surplus	reserve	loss	Total	(NCI)	Total equity
Balance at December 31, 2024		165,408	(10,525)	132,591	16,399	(89,996)	213,877	20,587	234,464
Transactions with owners:
Dividends	35	—	—	—	—	(10,809)	(10,809)	(9,072)	(19,881)
Share-based payments:
Share issued on settlement of incentive plan awards - cash-settled	12.1	60	—	—	—	—	60	—	60
Equity-settled share-based expense	12.2	—	—	—	229	—	229	—	229
Shares issued on settlement of incentive plan awards - equity-settled	12.2	766	—	—	(807)	—	(41)	—	(41)
Shares issued:
Options exercised		95	—	—	—	—	95	—	95
Total comprehensive income:
Profit for the year		—	—	—	—	55,219	55,219	12,292	67,511
Other comprehensive income for the year		—	1,109	—	—	—	1,109	—	1,109
Blanket Fremiro non-distributable reserve		—	—	—	(742)	—	(742)	742	—
Balance at December 31, 2025		166,329	(9,416)	132,591	15,079	(45,586)	258,997	24,549	283,546
	Note	25	26	26	26			28

The accompanying notes on pages F-13 to F-82 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

	Note	2025	2024	2023
Cash inflow from operations	33	105,419	55,438	26,398
Interest received		461	26	39
Finance costs paid	15	(3,073)	(2,864)	(2,462)
Tax paid	16	(26,574)	(10,645)	(9,206)
Net cash inflow from operating activities		76,233	41,955	14,769

Cash flows used in investing activities
Acquisition of property, plant and equipment	18	(32,450)	(27,477)	(28,556)
Acquisition of exploration and evaluation assets	17	(3,633)	(3,835)	(1,837)
Proceeds from sale of property, plant and equipment	18	17	—	—
Gross proceeds from sale of non-current assets held for sale	24	22,350	—	—
Selling cost on sale of non-current assets held for sale	24	(384)	—	—
Proceeds from derivative financial instruments		—	—	178
Acquisition of put options	11.1	(5,430)	(743)	(946)
Investment in fixed term deposits		(28,500)	—	—
Matured fixed term deposits		23,500	—	—
Net cash used in investing activities		(24,530)	(32,055)	(31,161)

Cash flows from financing activities
Dividends paid	35	(19,916)	(12,302)	(11,099)
Payment of lease liabilities	19	(244)	(182)	(184)
Proceeds from loans and borrowings	30	—	3,000	—
Repayments of loans and borrowings	30	(1,473)	(326)	—
Loan notes - solar bond issue gross receipts	31.1	2,500	2,000	7,000
Loan notes - solar bond issue transaction cost	31.1	(113)	(30)	(105)
Loan notes – Motapa payment		—	—	(7,250)
Shares issued – equity raise (net of transaction cost)		—	—	15,569
Proceeds from share options exercised	25	95	37	—
Net cash (used in) from financing activities		(19,151)	(7,803)	3,931

Net increase (decrease) in cash and cash equivalents		32,552	2,097	(12,461)
Effect of exchange rate fluctuations on cash and cash equivalents		(44)	267	(67)
Net cash and cash equivalents at the beginning of the year		(8,668)	(11,032)	1,496
Net cash and cash equivalents at the end of the year	23	23,840	(8,668)	(11,032)

The accompanying notes on pages F-13 to F-82 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

1Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is 2nd Floor, 2 Mulcaster Street, St Helier, Jersey JE2 3NJ, Channel Islands.

These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2025 and 2024, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2025 and 2024, disclosure notes, material accounting policies and other explanatory information. The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange and the Victoria Falls Stock Exchange (“VFEX”), with symbol – “CMCL” on both exchanges. Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2Basis of preparation

2.1Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements were approved for issue by the Board of Directors on April 23, 2026.

2.2Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

●	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
●	equity-settled share-based payment arrangements measured at fair value on the grant date; and
●	derivative financial assets and derivative financial liabilities measured at fair value.

2.3Functional currency

The consolidated financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD” or “US$”), which is also the functional and presentation currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 9 for foreign exchange effects related to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and the Zimbabwe Gold (“ZiG”).

3Use of accounting assumptions, estimates and judgements

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

3Use of accounting assumptions, estimates and judgements (continued)

3.1Assumptions and estimation uncertainties

3.1.1Depreciation of property, plant and equipment

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

3.1.2Mineral reserves and resources

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

3Use of accounting assumptions, estimates and judgements (continued)

3.1Assumptions and estimation uncertainties (continued)

3.1.2Mineral reserves and resources (continued)

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

3.1.3Impairment

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

3.1.4Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket Mine’s indigenous shareholders (refer to note 5) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield.

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

3Use of accounting assumptions, estimates and judgements (continued)

3.1Assumptions and estimation uncertainties (continued)

3.1.4Share-based payment transactions (continued)

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

3.1.5Taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.

Effective 1 July 2024, Zimbabwe’s Finance (No. 2) Act of 2024 introduced a new tax compliance requirement for companies operating in Zimbabwe that receive more than 50% of their total income in foreign currency. Under this legislation, such companies must compute and report their taxable income as if half (50%) of the income were earned in foreign currency and half in local currency, regardless of the actual currency split. In practice, this means entities like Blanket Mine and Bilboes are required to lodge two separate annual income tax returns – one denominated in USD and the other in ZiG. The US$ is translated to ZiG using the average auction rate of exchange for the year of assessment, with the same applying to ZiG amounts that need to be converted to US$.

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

3.1.6Exploration and evaluation (“E&E”) assets

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

3Use of accounting assumptions, estimates and judgements (continued)

3.1Assumptions and estimation uncertainties (continued)

3.1.7Site restoration provision

A site restoration provision has been calculated for the Blanket Mine and the Bilboes, Maligreen and Motapa projects based on an independent analysis of the rehabilitation costs as performed in 2025. For projects, that gets capitalised to exploration and evaluation projects, the restoration costs are recognised at the current estimated cost of restoration and is undiscounted. Subsequently the costs capitalised are not amortised and the provision is not unwound. For the Blanket Mine the inflationary effect on current restoration costs are applied and then discounted to arrive at the present value of the provision. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Significant changes in estimates of contamination estimates, restoration standards, and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for (refer to note 29).

Also refer to note 29 for how site restoration provisions are estimated for properties in the exploration and evaluation phase.

3.2Judgements

For judgement applied to:

●	determine functional currency of entities in the Group and the use of the interbank rate of exchange to translate RTGS$ (before April 5, 2024)/ ZiG, refer to note 9,
●	impairments, refer to note 17 and 18.

Management performed a robust assessment to determine whether the Bilboes Project (the “Project”) met the criteria for reclassification from an E&E asset to property, plant and equipment in accordance with IFRS 6 and IAS 16. During the year, the company completed definitive technical studies, including metallurgical test work, mine design and a feasibility study on the project, which demonstrated that the orebody can be mined and processed using established technologies. Independent consultants validated the geological model, reserves, metallurgical recoveries and engineering assumptions. Based on this work, management concluded that the Project had achieved demonstrable technical feasibility as at the reporting date.

However, IFRS 6 requires that both technical feasibility and commercial viability to be clearly demonstrable before reclassification. According to management’s assessment, although the feasibility study indicated strong economic potential, including positive NPV, IRR and payback metrics based on externally benchmarked commodity price assumptions, commercial viability had not yet been fully and clearly demonstrated at 31 December 2025. In particular, while these factors were work in progress, as at 31 December 2025, a final investment decision to commence development had not been approved by the Board, no dedicated development and project implementation team had been formally established, no Engineering, Procurement, and Construction Management (EPCM) contract had been executed, and no procurement of long-lead items or early works had substantially commenced. In addition, while the various finance workstreams were ongoing, there was no external financing that had been secured at year end, and the Group did not have sufficient internal financial capacity to fund development activities of the scale of the Project.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

3Use of accounting assumptions, estimates and judgements (continued)

3.2Judgements (continued)

Accordingly, while the preparatory work to develop the Project continued to advance and had not been stalled or abandoned, management concluded that it had not yet transitioned from the exploration and evaluation phase to the development phase for accounting purposes. As commercial viability was not demonstrable at the reporting date, the criteria for reclassification under IFRS 6.17 and IAS 16 were not met. All expenditures incurred to date therefore remain appropriately classified within the E&E assets. Subsequent developments, including the establishment of a formal project team, execution of a Limited Notice to Proceed with the Project’s development partner, closing of the Convertible Loan Note for US$150 million and significant progress on other funding arrangements, all occurred after the reporting date and have been treated as non-adjusting subsequent events. It is expected that the transfer from E&E assets to development assets will occur in the first half of 2026 financial year.

Key Sources of Estimation Uncertainty section

Management’s assessment of the recoverability of E&E assets involves estimation uncertainty, as it requires forecasting future economic benefits based on geological data, planned exploration activity, and the likelihood that the assets will ultimately progress to development. These estimates depend on assumptions regarding the technical success of exploration programmes, future commodity prices, funding availability, and the timing and extent of further work required to confirm the existence of commercially viable reserves. Because these factors are inherently uncertain and may change as new information becomes available, actual outcomes may differ from management’s estimates, which could result in adjustments to the carrying values of E&E assets in future periods.

4Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. In addition, the accounting policies have been applied consistently by the Group.

4.1Basis of consolidation

4.1.1Subsidiaries and structured entities

Subsidiaries and certain structured entities are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

4.2Revenue

Revenue comprises the sale of bullion.

Revenue is measured based on the consideration specified in a contract with the customer. Revenue is recognised when bullion is transferred to the customer and the sales price is fixed. It is at this point that the customer obtains control of the bullion and recovery of the consideration is probable.

In accordance with the requirements of the Government of Zimbabwe, all gold must be delivered to Fidelity Gold Refinery (Private) Limited (“Fidelity”), a subsidiary of the Reserve Bank of Zimbabwe, for initial in-country refining.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.2Revenue (continued)

4.2.1Blanket

In accordance with the requirements of the Government of Zimbabwe, 25% of the gold had to be sold to Fidelity and 75% may have been exported under the gold dealing licence held by Fidelity and proceeds were received 75% in USD and 25% in RTGS$ before April 5, 2024 and from April 5, 2024 in ZiG.

On February 6, 2025, the RBZ issued a Monetary Policy Statement which, inter alia, included a provision that with immediate effect exporters such as Blanket are required to “surrender” 30% of their export proceeds in return for ZiG. This means the arrangement outlined above has changed such that Blanket exports 70% of its gold production and sells the remaining 30% to Fidelity for ZiG.

A portion of refined metals produced by Blanket is exported by Caledonia to Al Etihad Gold FZCO (“AEG” an accredited Dubai Good Delivery refinery) and Stonex Financial Limited, which make payment to Caledonia’s bank account in Zimbabwe in USD.

4.2.2Bilboes

Revenue from the sale of precious metals at Bilboes is recognised when the unrefined metal is accepted at the refinery (“Local lodgement date”) by Fidelity. Control is transferred and the receipt of proceeds is substantially assured at point of delivery to the refiner. Bilboes revenue during the year was recognised from sales to Fidelity as a “small-scale producer” measured at the previous day’s 6p.m. London Bullion Market Association price less a 5% discount. The revenue was received 100% in USD and settlement occurs immediately after the bullion is delivered.

4.3Impairment

4.3.1Expected credit losses on financial assets

The Group applies the IFRS 9 simplified model and recognises lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed individually as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward looking macroeconomic factors i.e. (interest rate, country risk, and risk free rate) affecting the customer’s ability to settle the amount outstanding. The Group considers a trade receivable to be in default when the amount is 90 days past due from export or local lodgement date. Failure to make payments within 90 days from the lodgement date and failure to engage with the Group on alternative payment arrangements, amongst others, are considered indicators of no reasonable expectation of recovery. Trade and other receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery.

4.3.2Non-financial assets

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.3Impairment (continued)

4.3.2Non-financial assets (continued)

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

4.3.3Impairment of Explorations and evaluation (“E&E”) assets

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

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

●	The entity’s right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
●	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned in future.
●	The entity has not discovered resources with economic potential and as a result has decided to discontinue such activities in the specific area.

Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

4.4Share-based payment transactions

4.4.1Equity-settled share-based payments

The grant date fair value of equity-settled share-based payment awards granted to employees and management is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.4Share-based payment transactions (continued)

4.4.1Equity-settled share-based payments (continued)

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss.

Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of equity-settled share-based payment transactions are disclosed in note 12.2.

4.4.2Cash-settled share-based payments to employees and management

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

4.5Foreign currency

4.5.1Foreign operations

As stated in note 2.3 the presentation currency of the Group is the US Dollars. The functional currency of the Company and all its subsidiaries is the US Dollars except for the South African subsidiary that uses the South African Rand (“ZAR”). Subsidiary financial statements have been translated to the presentation currency as follows:

●	assets and liabilities are translated using the exchange rate at year end;
●	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions; and
●	all resulting exchange difference shall be recognised in other comprehensive income.

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.5Foreign currency (continued)

4.5.2Foreign currency translation

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

In applying IAS 21, management determined that the US Dollars remained the primary currency in which the Group’s Zimbabwean entities operate, as:

●	the majority of revenue is received in US Dollars;
●	the gold price receivable was calculated in US Dollars;
●	the majority of costs are calculated by reference to the US Dollars if denominated in RTGS$ (before April 5, 2024)/ ZiG or is paid in US Dollars; and
●	Income tax liabilities calculated in RTGS$ (before April 5,2024)/ ZiG are settled predominantly in US Dollars.

The application of IAS 21, the advent of Statutory Instrument 142 (issued by the Government of Zimbabwe) and the devaluation of the RTGS$ (before April 5,2024)/ ZiG against the US Dollars had an impact on the US Dollars value of RTGS$ (before April 5,2024)/ ZiG denominated monetary assets and liabilities such as income and deferred tax liabilities, loans and borrowings, trade and other payables and to a lesser extent monetary asset such as cash held in RTGS$ (before April 5,2024)/ ZiG.

Refer to note 9 for more information.

4.6Finance income and finance cost

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

4.7Taxes

4.7.1Income tax

Tax expense comprises current and deferred tax. These expenses are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

4.7.2Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax includes withholding tax on management fees and dividends paid between companies within the Group.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.7Taxes (continued)

4.7.3Deferred tax

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

4.8Earnings per share

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

4.9Property, plant and equipment

4.9.1Recognition and measurement

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

4.9.2Subsequent costs

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.9Property, plant and equipment (continued)

4.9.3Depreciation

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.9Property, plant and equipment (continued)

4.9.3Depreciation (continued)

The estimated useful lives for 2025 and 2024 are as follows:

●	buildings 10 to 15 years;
●	plant and equipment 5 to 10 years;
●	fixtures and fittings 3 to 10 years;
●	computer hardware and software 3 to 10 years
●	motor vehicles 4 years;
●	right of use assets 2 to 6 years (determined by lease term); and
●	mine development, infrastructure and other assets in production.

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

4.10Exploration and evaluation assets

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

Management assesses technical feasibility and commercial viability by considering a combination of technical, economic, regulatory, financial, and governance factors, consistent with IFRS 6. Technical feasibility is considered to be demonstrated when sufficient geological confidence has been achieved through drilling and resource modelling, supported by completed technical and engineering studies, metallurgical test work, and mine planning that confirm the mineral resource can be extracted and processed using proven technologies. Commercial viability is considered to be demonstrated only when, in addition to favourable economic indicators from feasibility studies, the Group has secured or has a high degree of certainty over sufficient level of project funding, obtained or is reasonably assured of obtaining key permits and regulatory approvals, formally approved a development plan and final investment decision, and demonstrated organisational readiness to commence development, including execution contracts, procurement commitments, and the initiation of development activities. The assessment requires significant judgement and is based on the combined weight of evidence rather than any single indicator.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.10Exploration and evaluation assets (continued)

Exploration and evaluation assets are not depreciated.

4.11Inventories

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

4.12Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

4.13Assets and liabilities associated with assets held for sale

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

4.14Financial instruments

4.14.1Financial assets

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.14Financial instruments (continued)

4.14.1Financial assets (continued)

Fair value through profit or loss

This category comprises the Put options. These instruments are carried at fair value with changes in fair value recognised in profit or loss as fair value losses on derivative financial instruments. Transaction costs are recognised in profit or loss immediately when incurred. The Group does not have any assets held for trading nor does it voluntarily classify any financial assets as being at fair value through profit or loss. Estimations made and further information is referred to in note 11.

4.14.2Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit or loss

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. This category comprises the Put options. Estimations made and further information is in note 11. All changes in the fair value of derivative instruments are accounted for in profit or loss and all proceeds and acquisitions are classified under investing activities in the consolidated cash flow statement.

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

4.15Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.16Provisions

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

4.17Site restoration

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

4.18Employee benefits

4.18.1Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid, in respect of salaries, annual leave, bonuses and severance packages, if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

4.18.2Defined contribution plans

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.19Standards issued but not yet effective

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/ Interpretation	Effective date and expected adoption date[1]
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities.

These amendments:

•

clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•

clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;

•

add new disclosures for certain instruments with contractual terms that can change cashflows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

•

update the disclosures for equity instruments designated at fair value through other comprehensive income.

The Group has completed its assessment of the impact of the above standards and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

January 1, 2026
Amendments contracts referencing nature dependent electricity– Amendments to IFRS 9 and IFRS 7

The International Accounting Standards Board (IASB) has now amended IFRS 9 to provide guidance on renewable purchase power agreements (PPA).

The amendments include guidance on:

•

the ‘own-use’ exemption for purchasers of electricity under such PPA; and

•

hedge accounting requirements for companies that hedge their purchases or sales of electricity using PPA.

The Group has completed its assessment of the impact of the above standards and concluded that the ‘own-use’ exemption will apply to our power purchase agreement, and it will be accounted for as an executory contract. The PPA is not virtual and does meet the ‘own use’ exemption, and are therefore not considered accounted for as a derivative measured at fair value through profit or loss.

January 1, 2026

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.19Standards issued but not yet effective (continued)

Standard/ Interpretation	Effective date and expected adoption date[1]
Annual improvements to IFRS Accounting Standards - Volume 11

On July 18, 2024 the International Accounting Standards Board (IASB) issued the Annual Improvements to IFRS Accounting Standards-Volume 11.

The IASB’s annual improvements are limited to amendments that either clarify the wording of an IFRS standard or correct relatively minor unintended consequences, oversights or conflicts between requirements in the standards.

The amendments contained in the Annual Improvements relate to:

•

IFRS 1 First-time Adoption of International Financial Reporting Standards - Hedge Accounting by a First-time Adopter

•

IFRS 7 Financial Instruments: Disclosures:

(2)
Gain or loss on derecognition
(3)
Disclosure of differences between the fair value and the transaction price
(4)
Disclosures on credit risk

•

IFRS 9 Financial Instruments:

(5)
Derecognition of lease liabilities
(6)
Transaction price

•

IFRS 10 Consolidated Financial Statements - Determination of a ‘de facto agent’

•

IAS 7 Statement of Cash Flows - Cost Method.

The Group is still in the process of assessing the impact of the above standards.

January 1, 2026

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

4Material accounting policies (continued)

4.19Standards issued but not yet effective (continued)

Standard/ Interpretation	Effective date and expected adoption date[1]
IFRS 18 - Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements. The new standard introduces the following key new requirements.

(3)
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
(4)
Management-defined performance measures (“MPMs”) are disclosed in a single note in the financial statements.
(5)
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

January 1, 2027

[1]	Annual periods ending on or after.

There were no new standards, amendments to standards and interpretations adopted from January 1, 2025 that had a significant effect on the Group’s accounting policies.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

5Blanket Zimbabwe Indigenisation Transaction

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

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

●	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
●	20% of the 16% shareholding of NIEEF;
●	20% of the 15% shareholding of Fremiro; and
●	100% of the 10% shareholding of the Community Trust.
●	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

5Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

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

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

			NCI subject	Balance of facilitation
		Effective	to	loan[3]
		interest & NCI	facilitation	December 31,	December 31,
USD	Shareholding	recognised	loan	2025	2024
NIEEF	16%	3.2%	12.8%	520	6,723
Community Trust	10%	10.0%	—%	—	—
BETS[1,2]	10%	—%	—%	—	3,535
	36%	13.2%	12.8%	520	10,258

[1]	The shares held by BETS are effectively treated as treasury shares.
[2]	Accounted for under IAS19 Employee Benefits.
[3]	Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2025	2024
Balance at January 1	10,258	13,397
Interest incurred	451	637
Dividends used to repay loan	(10,189)	(3,776)
Balance at December 31	520	10,258

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

6Capital management

For the purpose of the Group’s capital management, capital includes issued share capital (refer to note 25) and any other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to ensure that it maintains an optimal capital structure that supports operational and strategic flexibility and maximise shareholder’s value and returns, has sufficient cash resources to maintain its on-going operations and pursue growth opportunities. Another key pillar of the Group’s capital management objectives is to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Group also closely monitors its debt financing (refer to note 23) as part of its capital management process. It assesses its short-term needs and funds these by available cash, overdrafts and short to medium term loans and decisions regarding the appropriate mix of debt and equity are made with reference to the Group’s long‑term mine plans, funding requirements for existing and new projects, and prevailing market conditions, ensuring that capital levels remain aligned with the Group’s risk appetite and strategic priorities. Surplus liquidity is maintained at levels sufficient to fund near‑term operational and capital commitments, while longer‑term funding needs are met through a combination of internal cash generation and access to debt and equity markets.

The Group’s total equity and debts is as shown below:

	2025	2024
Total equity	283,546	234,464
Total loans and borrowings, loan notes and overdrafts	31,419	24,770

In order to achieve the overall Group’s capital management objective outlined above, amongst other things, management monitors capital using a range of metrics including net debt, liquidity headroom, and compliance with any externally imposed covenants attached to its interest-bearing loans and borrowings. Breaches in the covenants may result in lenders immediately calling their interest-bearing loans and borrowings. There have been no covenants breaches for any of the Group’s interest-bearing loans and borrowings in the current or prior period.

The Group manages its capital structure proactively through disciplined treasury practices, careful cash‑flow forecasting, and regular engagement with lenders and investors and makes adjustments to it, in light of changes in economic conditions and the requirements of any covenants attached to its debt. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group also reviews its capital management framework periodically to ensure it remains appropriate for the scale and nature of its operations, and that it continues to support the Group’s ability to meet its financial obligations and pursue value‑accretive growth opportunities. There were no externally imposed capital requirements for the Group and no changes were made in the capital management objectives, policies or processes during the year and/or in the prior year.

7Revenue

	Blanket			Bilboes			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Revenue	262,230	179,368	140,615	5,433	3,650	5,699	267,663	183,018	146,314
Revenue - silver sales	166	132	114	—	—	4	166	132	118
Revenue - gold sales	262,064	179,236	140,501	5,433	3,650	5,695	267,497	182,886	146,196

Total ounces gold sold	77,392	76,271	73,482	1,683	1,646	3,050	79,075	77,917	76,532
Net work in progress (oz)	(1,179)	385	1,934	—	—	—	(1,179)	385	1,934
Gold produced (oz)	76,213	76,656	75,416	1,683	1,646	3,050	77,896	78,302	78,466

Realised gold price ($/oz)	3,386	2,350	1,912	3,228	2,218	1,867	3,383	2,347	1,910

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

8Production costs

	2025	2024	2023
Blanket Mine	97,464	77,358	69,591
Salaries and wages	33,990	30,042	25,042
Consumable materials	32,852	23,653	24,087
Electricity costs	19,304	14,870	13,496
Safety	1,289	1,112	1,155
Share-based payment expense (note 12)	1,358	412	637
On mine administration	5,010	4,648	2,783
Security	2,036	1,528	1,020
Solar operations and maintenance services	429	595	647
Increase in provision for obsolete stock	1,063	312	283
Pre-feasibility exploration costs	133	186	441

Bilboes	3,857	3,386	13,118
Salaries and wages	1,396	1,276	2,796
Consumable materials	975	784	8,402
Electricity costs	451	451	553
Share-based payment expense (note 12)	69	22	23
On mine administration	966	853	1,344
	101,321	80,744	82,709

9Net foreign exchange loss

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

The official exchange rate of the ZiG weakened from ZiG25.80:USD1 at December 31, 2024 to ZiG26.77:USD1 at December 31, 2025 resulting in foreign exchange losses on the ZiG-denominated balances as indicated in the table below.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

9Net foreign exchange loss (continued)

The retention threshold on gold receipts in 2024 was 75% in US Dollars and the balance in ZiG. The retention threshold was revised downwards to 70% in US Dollars effective February 6, 2025. The table below illustrates the effect the weakening of the ZiG, RTGS$ and other foreign currencies had on the consolidated statement of profit or loss.

	2025				2024				2023
	ZiG	Other	Total		RTGS$	ZiG	Other	Total	RTGS$	Other	Total
Unrealised foreign exchange gains (losses)	91	(1,144)	(1,053)		—	(1,706)	23	(1,683)	(614)	609	(5)
Taxation and VAT	205	—	205		—	(1,363)	—	(1,363)	(554)	—	(554)
Cash, receivables and intercompany loans	(114)	(1,144)	(1,258)		—	(343)	23	(320)	(60)	609	549

Realised foreign exchange (losses) gains	(2,201)	(57)	(2,258)		(6,792)	(1,217)	(30)	(8,039)	(6,740)	(27)	(6,767)
Bullion sales receivable	(37)	—	(37)		(1,437)	(373)	—	(1,810)	(2,554)	—	(2,554)
Cash and cash equivalents	45	(57)	(12)	(1)	(3,006)	(152)	(30)	(3,188)	(1,509)	27	(1,482)
Taxation, VAT and other receivables	(3,463)	—	(3,463)		(3,490)	(1,040)	—	(4,530)	(3,803)	(54)	(3,857)
Trade and other payables	1,254	—	1,254		1,141	348	—	1,489	1,126	—	1,126

Net foreign exchange (loss) gain	(2,110)	(1,201)	(3,311)		(6,792)	(2,923)	(7)	(9,722)	(7,354)	582	(6,772)

(1)	Losses incurred due to cash held by way of Letter of credit (“LC”) denominated in RTGS$. Delays in conversion of the LC resulted in a devaluation of the asset when the RTGS$ devaluated.

10Administrative expenses

	2025	2024	2023
Investor relations	677	743	576
Audit fee	560	566	396
Advisory services fees	3,023	2,547	4,406
Listing fees	533	630	749
Directors fees – Group	812	675	571
Directors fees – Blanket	63	83	61
Employee costs	7,736	6,546	6,324
Employee costs – settlements - Group	1,120	115	1,784
Employee costs – bonuses - Group	2,562	1,483	410
Other office administration cost	1,229	334	445
Information technology and communication cost	786	249	241
Management liability insurance	396	907	897
Travel costs	983	780	569
	20,480	15,658	17,429

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

11Derivative financial instruments

The company had the following open Asian put options as at year end. The put options were entered into to protect the Company against gold prices lower than the strike price over the period hedged. The options are “out-of-the-money” put options which lock in a minimum price over the number of ounces that are subject to the hedge for an initial option price. These arrangements carry no further financial obligations, such as margin calls and none of the options have been designated for hedge accounting.

11.1Derivative financial assets

		2025	2024
Put options	11.1.1	8,227	—
		8,227	—

Current		954	—
Non-current		7,273	—
		8,227	—

11.1.1Put options

From December 2023 to December 31, 2025 the Company had the following put options to hedge gold price risk:

Purchase date	Ounces hedged	Strike price	Period of hedge
December 19, 2023	12,000 oz	$1,950	January 2024 to March 2024
March 7, 2024	12,000 oz	$2,050	April 2024 to June 2024
April 10, 2024	12,000 oz	$2,100	July 2024 to September 2024
October 4, 2024	12,000 oz	$2,600	October 2024 to December 2024
January 28, 2025	43,439 oz	$2,600	February 2025 to December 2025
November 12, 2025	60,000 oz	$3,500	January 2026 to December 2028
November 21, 2025	48,000 oz	$3,500	January 2026 to December 2027

A total premium of $8,838 was payable for the put options acquired on November 12, 2025, $3,838 was paid during December 2025, and the balance was paid during 2026. A loan of $5,000 was raised for the outstanding amount. The loan accrued interest at 10% per month on the outstanding amount and was paid monthly from November 2025.

A total premium of $4,176 was payable for the put options acquired on November 21, 2025. The full amount remains payable at year end and a payable of $4,176 was raised for this amount with a premium payment date of May 25, 2026.

11.1.2 Fair values

Outlined below is the fair value and cash flow movements of the put options during the year:

Derivative financial instrument expenses		2025	2024	2023
Put options	11.1.1	6,379	831	1,097
Gold purchase options		—	—	22
Derivative financial instrument expense		6,379	831	1,119

Cash flows arising from investing activities		2025	2024	2023
Acquisition of Put options	11.1.1	(5,430)	(743)	(946)
Proceeds from derivative financial liabilities – gold purchase options		—	—	178
		(5,430)	(743)	(768)

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

11Derivative financial instruments (continued)

11.1Derivative financial assets (continued)

11.1.2 Fair values (continued)

The change in the fair value of these put options of $6,379 (2024: $831, 2023: $1,119) has been recognised in the statement of profit or loss and other comprehensive income during the year as a loss on derivative financial instruments.

The fair value of the financial instruments is included at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management of the Group have assessed that the fair values of cash and cash equivalents, trade receivables, trade payables, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of derivative financial instruments not traded in an active market is determined by using valuation techniques. The fair value of derivative financial instruments traded in an active market are classified as level 1 in the fair value hierarchy. The fair value of derivative financial instruments not traded in an active market are classified as level 2 in the fair value hierarchy. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statements of profit or loss and other comprehensive income. Transaction costs are recognised in profit or loss as incurred.

Level 2 Asian put options

Asian put options are measured at fair value on a recurring basis and are classified as Level 2 within the fair value hierarchy in accordance with IFRS 13.

The fair value of the Asian put options is determined using a Black-Scholes option pricing model, which estimates the fair value of the options based on the contractual terms and prevailing market conditions at the measurement date.

The valuation model incorporates observable market-based inputs, including:

●	the spot price of the underlying commodity,
●	implied volatility derived from observable market data,
●	risk-free interest rates based on observable yield curves,
●	the contractual strike price, and
●	the remaining time to maturity of the options.

The Black-Scholes model applies a risk-neutral valuation framework and discounts expected payoffs to the measurement date using the relevant risk-free rate.

No significant unobservable inputs are used in the valuation. Accordingly, the Asian put options are classified as Level 2 fair value measurements.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

12Share-based payments

12.1Cash-settled share-based payments

12.1.1Performance Units

Certain management and employees within the Group are granted Performance Units (“PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

PUs have a performance condition, determined on their grant date, based on metrics, including, depending on the year of grant, gold production from Blanket Mine, gold production from the Bilboes oxide mine, on mine cost control, controllable all in sustaining cost per ounce of gold reduction, resource development and growth at Blanket Mine, blue sky exploration, establishment of a mineral resource at Motapa and financing and construction of the Bilboes sulphide project and they have a performance period of one to three years (other than for Equity-settled performance units (“EPUs”) (see below) for which the period is three years). The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

PUs have rights to dividends only after they have vested.

PUs (other than EPUs, see below) allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the PUs (other than EPUs, see below) at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 26% - 83% probability that the performance conditions will be met and therefore a 26% - 83% (December 31, 2024: 28%-110%) average performance multiplier was used in calculating the estimated liability.

The liability as at December 31, 2025 amounted to $2,410 (December 31, 2024: $1,045). Included in the liability as at December 31, 2025 is an amount of $1,401 (2024: $324, 2023: $660) that was expensed and classified as production costs; refer to note 8.

The cash-settled share-based expense for PUs for the period amounted to $839 (2024: $201, 2023: $463). During the period PUs to the value of $60 were settled in share capital (net of employee tax) (2024: $83, 2023: $351) with the employee tax portion recognised in profit or loss.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

12Share-based payments (continued)

12.1Cash-settled share-based payments (continued)

12.1.1Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	December 31,	December 31,
	2025	2024
	PUs	PUs
Risk free rate	4.18%	4.55%
Fair value (USD)	26.17	9.41
Share price (USD)	26.17	9.41
Performance multiplier percentage	26% - 83%	28%-110%
Volatility	1.85	0.77
January exercise price – 2021 awards (USD)	—	11.89
January exercise price – 2022 awards (USD)	9.18	11.89
April exercise price – 2023 awards (USD)	12.49	10.87
April exercise price – 2024 awards (USD)	12.49	—

Share units granted:	PUs	PUs
2021	—	38,737
2022	22,574	47,530
2023	61,073	96,040
2024	163,142	174,717
2025	159,346	—
Settlements/ terminations	(129,062)	(110,235)
Total awards outstanding	277,073	246,789

12.2Equity-settled share-based payments

12.2.1EPUs

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition, determined on their grant date, including, depending on the year of grant, gold production from Blanket Mine, gold production from the Bilboes oxide mine, on mine cost control, controllable all in sustaining cost per ounce of gold reduction, resource development and growth at Blanket Mine, blue sky exploration, establishment of a mineral resource at Motapa and financing and construction of the Bilboes sulphide project and they have a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

12Share-based payments (continued)

12.2Equity-settled share-based payments (continued)

12.2.1EPUs (continued)

The fair value of the EPUs at the grant date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 26% - 83% probability that the performance conditions will be met and therefore a 26% - 83% (December 31, 2024: 42% - 105%) performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at December 31, 2025 amounted to $168 (2024: $652, 2023: $640). An amount of $26 (2024: $110, 2023: $Nil) was expensed and classified as production costs; refer to note 8. During the period EPUs to the value of $766 (2024: $Nil) were settled in share capital (net of employee tax).

The following assumptions were used in estimating the fair value of the equity-settled share-based payment on:

Grant date	April 7, 2023	April 8, 2024	April 1, 2025
Number of units – remaining at reporting date	80,773	125,433	110,830
Share price (USD) - grant date	16.91	10.91	12.49
Fair value (USD) - grant date	15.33	9.53	10.06
Performance multiplier percentage at grant date	100%	100%	100%
Performance multiplier percentage at December 31, 2025	26%	83%	70%

12.2.2Equity Restricted Share Units

Restricted Share Units (“RSUs”) which are classified as equity-settled (i.e. there is no option to vest in cash) (“ERSUs”) vest on the date as specified in the ERSUs agreement, given that the service conditions of the relevant employees have been fulfilled. The value of the vested ERSUs is the number of ERSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

ERSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional ERSUs at the then applicable share price.

The fair value of the ERSUs at the grant date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period(s) multiplied by the performance multiplier expectation.

The following assumptions were used in estimating the fair value of the equity-settled share-based payment that are in issue:

Grant date	April 1, 2025
Vesting dates(1)	third on each of the first business day in April 2026, 2027 and 2028
Number of units - remaining at reporting date	6,187
Share price (USD) - grant date	12.49
Fair value (USD) - grant date	12.49
Performance multiplier percentage at grant date	100%

(1)	The ERSUs will vest in three tranches on April 1, 2026, 2027 and 2028.

The equity-settled share-based expense for ERSUs as at December 31, 2025 amounted to $35 (2024: $402, 2023:$Nil).

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

12Share-based payments (continued)

12.2Equity-settled share-based payments (continued)

12.2.3Share option programs

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

At December 31, 2025 the Company had Nil (2024: 10,000) options outstanding granted to the employees of 3PPB Plc (providing US investor relations services to Caledonia), P Chidley and P Durham in equal units each.

The fair value of share-based payments noted above was estimated using the Black-Scholes valuation model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

The equity-settled share-based expense relating to grants amounted to $Nil (2024: $Nil, 2023: $Nil). Options to the value of $95 (2024: $37, 2023: $Nil) were exercised during the year.

13Other expenses

	2025	2024	2023
Intermediated Money Transaction Tax(1)	2,312	1,387	1,266
Corporate and social responsibility	2,050	1,326	1,504
Impairment of property, plant and equipment (note 18)	—	1,711	877
Impairment of exploration and evaluation assets (note 17)	401	—	—
Impairment Solar - replacement part	—	385	—
Impairment Solar – VAT and duty receivables	—	—	720
Loss on sale of property, plant and equipment	—	32	—
Retirement benefits	27	2,099	—
Other	288	—	—
	5,078	6,940	4,367

(1)	Intermediate Money Transfer Tax (“IMTT”) is a transaction-based tax charged on electronic money transfer and transactions in Zimbabwe.

14Other income

	2025	2024	2023
Reversal of interest and penalties	—	656	—
Eersteling sale receipts	—	200	—
Other	248	234	263
	248	1,090	263

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

15Finance income and finance cost

	2025	2024	2023
Finance income - Bank interest earned	461	26	39

Unwinding of rehabilitation provision - Blanket (note 29)	255	197	109
Finance cost - Leases (note 19)	93	10	22
Finance cost - Overdrafts	1,477	1,811	1,657
Finance cost – Solar bonds payable (note 31)	1,160	846	549
Finance cost – Motapa bonds payable	—	—	619
Finance cost - Loans and borrowings (note 30)	529	293	—
Finance cost - Zimbabwe Electricity Supply Authority	—	—	68
Total finance cost	3,514	3,157	3,024

Finance cost paid	2025	2024	2023
Finance cost (note 15)	3,514	3,157	3,024
Non cash - loan note interest (note 31)	(186)	(86)	(363)
Non cash - Unwinding of rehabilitation provision (note 29)	(255)	(197)	(109)
Non cash - Finance cost on leases (note 19)	—	(10)	(22)
Non cash – Trade payables	—	—	(68)
	3,073	2,864	2,462

16Tax expense

Tax recognised in profit or loss	2025	2024	2023
Current tax	36,397	15,310	7,642
Income tax - current year	34,522	14,382	4,821
Income tax – change in tax estimate	—	—	1,944
Withholding tax - current year	1,875	928	867
Acquisition of Bilboes Gold tax liability	—	—	10

Deferred tax expense	2,661	2,179	5,168
Origination and reversal of temporary differences	2,661	2,179	5,168

Tax expense – recognised in profit or loss	39,058	17,489	12,810

Tax recognised in other comprehensive income
Income tax - current year	—	—	—

Tax expense	39,058	17,489	12,810

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

16Tax expense (continued)

Unrecognised deferred tax assets	2025	2024	2023
Bilboes Holdings (Private) Limited(1)	4,463	4,428	4,447
Caledonia Holdings Zimbabwe (Private) Limited – mining	2,942	2,942	2,942
Caledonia Holdings Zimbabwe (Private) Limited - services	5,329	3,438	1,805
Blanket Employee Trust Services (Private) Limited	351	330	260
Greenstone Management Services (Pty) Ltd (UK)(2)	126	359	144
Tax losses carried forward	13,211	11,497	9,598

Taxable losses do not expire for the entities incurring taxable losses within the Group, unless the entities cease trading. Tax losses carried forward relate to Caledonia Holdings Zimbabwe (Private) Limited and Bilboes Holdings (Private) Limited. Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

(1)	Assessed losses of Bilboes of $3,763 was acquired during 2023.
(2)	Assessed losses of Greenstone Management Services (Pty) Ltd (UK) are not carried over and reset to zero each year.

Tax paid	2025	2024	2023
Net income tax (payable) receivable at January 1	(2,603)	1,110	(1,284)
Current tax expense	(36,397)	(15,310)	(7,642)
VAT allocated against income tax	11,876	1,112	—
Foreign currency movement	207	(160)	840
Acquisition of Bilboes Gold tax liability	—	—	(10)
Net income tax payable (receivable) December 31,	343	2,603	(1,110)
Tax paid	(26,574)	(10,645)	(9,206)

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

16Tax expense (continued)

Reconciliation of tax rate	2025	2024	2023
Profit for the year	67,511	23,054	(4,840)
Total tax expense	39,058	17,489	12,810
Profit before tax	106,569	40,543	7,970

Income tax at Company’s domestic tax rate (1)	—	—	—
Tax rate differences in foreign jurisdictions (2)	31,841	13,626	5,808
Management fee – withholding tax on deemed dividend portion	276	313	398
Management fee – non-deductible deemed dividend	377	615	675
Management fee – withholding tax - current year	139	139	169
Withholding tax on intercompany dividends	1,464	476	300
Withholding tax - other	(3)	—	—
Capital gains tax	1,969	—	—
Non-deductible expenditure
- Donations	287	289	318
- Other non-deductible expenditure and income	717	(257)	37
Unrealised foreign exchange gains (loss)	(82)	245	(642)
Change in tax estimate
- Zimbabwean income tax	—	—	1,891
- South African income tax	—	—	53
Deferred tax asset on tax losses not recognised	2,073	2,043	3,803
Tax expense - recognised in profit or loss	39,058	17,489	12,810

(1)	The tax rate in Jersey, Channel Islands is 0% (2024: 0%).
(2)	The effective tax rate of 36.65% (2024: 43.14%) exceeds the statutory tax rates of subsidiaries of the Company, as certain expenditures are incurred by the Company that are not tax-deductible against taxable income in Zimbabwe, South Africa, United Kingdom and Jersey, Channel Islands.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

16Tax expense (continued)

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2025	2024	2025	2024	2025	2024
Property, plant and equipment	—	—	(52,109)	(48,969)	(52,109)	(48,969)
Right of use assets	—	—	(55)	(68)	(55)	(68)
Exploration and evaluation assets	—	—	(159)	(159)	(159)	(159)
Inventories – obsolete stock	692	418	—	—	692	418
Prepayments	—	—	(22)	(9)	(22)	(9)
Trade and other payables	443	227	—	—	443	227
Provisions	345	295	—	—	345	295
Lease liabilities	62	69	—	—	62	69
Other	18	42	—	—	18	42
Tax assets/ (liabilities)	1,560	1,051	(52,345)	(49,205)	(50,785)	(48,154)
					(1)	(1)

(1)

The net deferred tax liability consists of a deferred tax asset of $230 (2024: $264) from the South African operation and a net deferred tax liability of $51,015 (2024: $48,418) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset. The amounts are presented as part of non-current assets and non-current liabilities in the statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance	Recognised	Foreign	Balance
	January 1,	in profit or	exchange	December
	2025	loss	movement	31, 2025
Property, plant and equipment	(48,969)	(3,140)	—	(52,109)
Right of use assets	(68)	20	(7)	(55)
Exploration and evaluation assets	(159)	—	—	(159)
Inventories – obsolete stock	418	274	—	692
Prepayments	(9)	(11)	(2)	(22)
Trade and other payables	227	189	27	443
Provisions	295	50	—	345
Lease liabilities	69	(15)	8	62
Other	42	(28)	4	18
Tax (liabilities)/ assets	(48,154)	(2,661)	30	(50,785)

	Balance	Recognised	Foreign	Balance
	January 1,	in profit or	exchange	December
	2024	loss	movement	31, 2024
Property, plant and equipment	(46,549)	(2,420)	—	(48,969)
Right of use assets	(21)	(48)	1	(68)
Exploration and evaluation assets	(146)	(13)	—	(159)
Inventories - obsolete stock	365	53	—	418
Prepayments	(9)	—	—	(9)
Trade and other payables	66	212	(51)	227
Provisions	233	62	—	295
Lease liabilities	25	(1)	45	69
Other	66	(24)	—	42
Tax (liabilities)/ assets	(45,970)	(2,179)	(5)	(48,154)

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

17Exploration and evaluation assets

	Bilboes
	Gold	Motapa	Maligreen	GG	Sabiwa	Abercorn	Valentine	Total
Balance at January 1, 2024	73,573	10,592	5,998	3,723	294	27	65	94,272
Decommissioning asset estimation adjustment	(961)	(882)	8	—	—	—	—	(1,835)
Exploration costs:
- Consumables and drilling	—	1,792	19	—	—	—	—	1,811
- Contractor	—	14	5	—	—	—	—	19
- Labour	—	576	—	51	—	—	—	627
- Power	—	74	3	—	—	—	—	77
- Other	—	67	—	—	—	—	—	67
Preliminary economic assessment and feasibility study	2,288	—	—	—	—	—	—	2,288
Balance at December 31, 2024	74,900	12,233	6,033	3,774	294	27	65	97,326

Balance at January 1, 2025	74,900	12,233	6,033	3,774	294	27	65	97,326
Decommissioning asset estimation adjustment	(301)	87	78	—	—	—	—	(136)
Exploration costs:
- Consumables and drilling	—	522	—	—	—	—	—	522
- Contractor	—	1,809	—	—	—	—	—	1,809
- Labour	—	653	—	—	—	15	—	668
- Power	—	—	1	—	—	—	—	1
- Other	—	295	24	—	—	—	—	319
Preliminary economic assessment and feasibility study	3,721	—	—	—	—	—	—	3,721
Impairment	—	—	—	—	(294)	(42)	(65)	(401)
Balance at December 31, 2025	78,320	15,599	6,136	3,774	—	—	—	103,829

Non-cash acquisitions of exploration and evaluation assets for the year consist of $3,407 (2024: $1,054, 2023: $73,198 Bilboes acquisition, $1,618 decommissioning and $40 Bilboes lease right of use asset) included in trade and other payables at December 31, 2025.

17.1Bilboes Gold

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

17Exploration and evaluation assets (continued)

17.1Bilboes Gold (continued)

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

Deferred consideration shares of 256,152 common shares of Caledonia were issued to the sellers on April 11, 2023. Total consideration shares issued for the acquisition of Bilboes Gold amounted to 5,123,044 shares with the value of the consideration shares set at US$65.677 million. The value of the initial consideration shares issued was based on the last trading day’s closing share price on NYSE American LLC before completion of US$12.82 per share.

17.2Motapa

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

During 2025, Caledonia continued to invest in exploration activities at the Motapa property, recognising its potential to deliver long term, value enhancing synergies alongside the development of the Bilboes Gold Project. Motapa is a brownfield exploration asset located adjacent to Bilboes and is considered strategically important as part of the Company’s broader ambition to establish a multi asset gold production hub in Zimbabwe. Exploration expenditure during the year was directed towards advancing geological understanding and supporting longer term growth optionality.

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

17Exploration and evaluation assets (continued)

17.2Motapa (continued)

For the 2025 reporting period, significant exploration activities were undertaken at the Motapa exploration property. Activities were focussed on surface exploration drilling at the Motapa North and Motapa Central areas of the property. In total, the following metrics were completed. Exploration during 2025 was focussed on the sulphide mineralisation below the historical oxide open pits at Motapa North and for near surface oxide mineralisation at the eastern portion of the Motapa central trend known as Mpudzi.

For 2025 the following was achieved:

●	Surface Diamond Drilling
●	1,563.56 metres drilled.
●	1,317 samples for fire assay submitted and received.
●	Surface Reverse Circulation Drilling
●	18,325 meters drilled.
●	12,460 samples for fire assay submitted and received.

The exploration activities undertaken over the past two years, 2024 and 2025, are expected to result in a maiden mineral resource estimate for the Motapa exploration property being declared during 2026. As Motapa is immediately adjacent to the Bilboes project, sharing a boundary, the strategic importance of the exploration programme and the potential synergies with the Bilboes project is of high priority.

Looking ahead, US$3.8 million has been allocated to Motapa exploration as part of the Group’s FY 2026 growth capital programme, reflecting management’s continued commitment to disciplined investment in exploration while maintaining financial flexibility. Planned work programmes are designed to complement the Bilboes development timetable and to build a pipeline of potential future opportunities that could enhance mine life, operational flexibility and regional scale over time. The exploration activities for 2026 are focussed on the continual exploration of the near surface oxide potential of the Mpudzi area and the exploration of the sulphide mineralisation of the Motapa South trend below historical oxide open pits. Management believes that Motapa represents an attractive exploration opportunity within the Group’s portfolio, aligned with its long-term growth strategy.

17.3Maligreen

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

17Exploration and evaluation assets (continued)

17.3Maligreen (continued)

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

17.4GG

Blanket Mine holds title to a portfolio of gold mining claims in the Gwanda Greenstone Belt (“GG”) in southwestern Zimbabwe, comprising 21 registered mining claims. Initial exploration activities in prior periods were modest, involving early-stage geological mapping and sampling on the GG claims. These historic expenditures (along with the cost of acquiring the claims) have been consistently capitalised in line with the Group’s accounting policy for exploration assets. In 2025, minimal exploration activity occurred on the GG claims. Instead, efforts centred on advancing the Cycladex project, a pilot-scale processing plant, which is aimed at establishing the technical viability of the GG ore. The Cycladex project is a key development under the GG exploration initiative.

In late 2024, Blanket Mine entered into a licensing agreement with Cycladex Ltd, a provider of proprietary gold recovery technology, to test a novel processing method for refractory (difficult-to-treat) gold ore sourced from the GG claims. This proprietary process (which uses an alternative to conventional cyanide methods) is designed to improve gold recoveries from the GG ore, which cannot be efficiently treated in Blanket’s existing plant. A dedicated pilot plant was constructed at Blanket Mine to implement this technology. Test work at the Cycladex pilot plant commenced in February 2025, and results received to date have been positive, indicating improved recoverability of gold from the GG ore using Cycladex’s process. These encouraging preliminary results support the continued development of the project into the next phases of evaluation.

17.5Impairment considerations

The Group performed an impairment assessment of its Exploration and Evaluation (E&E) assets in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources (“IFRS 6”) Management considered the factors outlined in IFRS 6, including;

●	whether the rights to explore in specific areas had expired or were expected to expire without renewal, whether substantive expenditure on further exploration and evaluation was neither budgeted nor planned,
●	whether exploration activities had failed to identify commercially viable quantities of mineral resources and had therefore been discontinued, and
●	whether sufficient data existed to indicate that the carrying amount of an E&E asset was unlikely to be recovered in full from future development or sale.

Based on this assessment performed, management determined that three E&E assets, Sabiwa, Abercorn and Valentine were fully impaired. These E&E assets have been tributed out to third parties, and no significant recoverable amount is expected. The total impairment recognised in respect of these E&E assets during the period was $401 (2024: $Nil).

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

18Property, plant and equipment

			Mine
			development,
	Land and	Right of use	infrastructure	Assets under	Decommissioning	Plant &	Furniture	Motor
Cost	Buildings	asset	and other	construction	assets	Equipment	& Fittings	Vehicles	Total
Balance at January 1, 2024	16,686	501	118,398	32,134	3,494	71,445	1,861	3,605	248,124
Additions(2)	214	265	128	24,695	317	1,532	243	187	27,581
Impairments(1)	(29)	—	—	—	—	(3,367)	—	—	(3,396)
Disposals	—	—	—	—	—	—	(3)	(233)	(236)
Derecognition	—	(256)	—	—	—	—	—	—	(256)
Reallocations between asset classes	—	—	24,900	(25,573)	—	673	—	—	—
Foreign exchange movement	—	(4)	—	—	—	—	(11)	—	(15)
Balance at December 31, 2024	16,871	506	143,426	31,256	3,811	70,283	2,090	3,559	271,802

Balance at January 1, 2025	16,871	506	143,426	31,256	3,811	70,283	2,090	3,559	271,802
Additions(2)	4	—	—	24,358	(61)	3,254	1,180	2,299	31,034
Disposals	—	—	—	—	—	—	(11)	(41)	(52)
Reallocations between asset classes	2,369	—	31,506	(42,748)	—	8,873	—	—	—
Reallocate of right of use asset(3)	—	(519)	—	—	—	—	—	—	(519)
Foreign exchange movement	—	13	—	7	—	—	93	—	113
Balance at December 31, 2025	19,244	—	174,932	12,873	3,750	82,410	3,352	5,817	302,378

(1)

Included in the 2024 impairments are drill rigs with a net book value amount of $309, Lima plant at $1,204 and sinking headgear of $91 and other assets of $107. These assets were impaired to a net book value amount of $Nil, as management no longer intends to use it in the manner originally intended and being derecognised.

(2)	Additions include change in estimates on decommissioning assets.
(3)	Right of use assets has been included as a separate line on the Statement of Financial Position. Refer to note 19.

			Mine
			development,
Accumulated depreciation and	Land and	Right of use	infrastructure	Assets under	Decommissioning	Plant &	Furniture	Motor
Impairment losses	Buildings	asset	and other	construction	assets	Equipment	& Fittings	Vehicles	Total
Balance at January 1, 2024	9,362	345	17,806	—	786	35,820	1,255	3,101	68,475
Depreciation for the year	1,102	127	7,189	—	77	7,099	205	222	16,021
Impairment for the year	22	—	—	—	—	1,689	—	—	1,711
Accumulated depreciation and impairment - impairments	(29)	—	—	—	—	(3,367)	—	—	(3,396)
Accumulated depreciation on disposals	—	—	—	—	—	—	(2)	(202)	(204)
Accumulated depreciation derecognised assets	—	(256)	—	—	—	—	—	—	(256)
Foreign exchange movement	—	2	—	—	—	—	(7)	—	(5)
Balance at December 31, 2024	10,457	218	24,995	—	863	41,241	1,451	3,121	82,346

Balance at January 1, 2025	10,457	218	24,995	—	863	41,241	1,451	3,121	82,346
Depreciation for the year	1,151	—	7,461	—	—	6,208	346	531	15,697
Disposals	—	—	—	—	—	—	(6)	(30)	(36)
Accumulated depreciation of right of use assets	—	(217)	—	—	—	—	—	—	(217)
Foreign exchange movement	—	(1)	—	—	—	—	51	—	50
Balance at December 31, 2025	11,608	—	32,456	—	863	47,449	1,842	3,622	97,840

Carrying amounts
At December 31, 2024	6,414	288	118,431	31,256	2,948	29,042	639	438	189,456
At December 31, 2025	7,636	—	142,476	12,873	2,887	34,961	1,510	2,195	204,538

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

18Property, plant and equipment (continued)

18.1Impairment considerations

The Group performed an impairment trigger assessment as at 31 December 2025 in accordance with IAS 36 Impairment of Assets (“IAS 36”) for its Cash‑Generating Units (CGUs), including the Blanket Mine CGU and other assets whose impairment assessment is within the scope of IAS 36. As part of this assessment, management reviewed and evaluated a broad range of external and internal indicators of impairment. External indicators reviewed included considerations and impact of:

●	a decline in long‑term market prices for gold,
●	a significant reduction in the Group’s market capitalisation,
●	adverse movements in relevant foreign exchange rates,
●	changes in government laws and regulations affecting mining operations,
●	increased security or political risk in the jurisdictions in which the Group operates, and
●	increased physical risks associated with climate change.

Internal indicators assessed included considerations and impact of:

●	a significant increases in production costs,
●	a reductions in estimates of reserves and resources,
●	any production difficulties and operational issues requiring material capital expenditure,
●	revisions to mine development plans,
●	any serious mine incidents such as underground collapses,
●	challenges in securing infrastructure and logistics for transporting product to market,
●	increases in expected site restoration and rehabilitation costs, and
●	material cost overruns or asset write‑offs on capital projects.

Based on the comprehensive review and assessment of the external and internal factors outlined above, management concluded that none of them individually and/or in combination have had an adverse impact on the Group and consequently, no impairment indicators existed as at year end impacting the Group assets and CGUs that would require a detailed impairment test and the potential recognition of an impairment loss in the reporting period.

18.2Cash flow used in acquisition of property, plant and equipment:

	2025	2024	2023
Additions	31,034	27,581	29,606
Adjustments for:
Net property, plant and equipment included in prepayments	1,162	679	329
Net property, plant and equipment included in trade and other payables	193	(201)	583
Right of use asset recognition (note 19)	—	(265)	—
Change in estimate for decommissioning asset - adjustment capitalised in property, plant and equipment (note 29)	61	(317)	(1,962)
	32,450	27,477	28,556

18.3Capital commitments

The amount of contractual commitment for the acquisition of property, plant and equipment at December 31, 2025 amounted to $7,057 (2024: $2,503).

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

19Leases

Leases as lessee

The Group leases administrative offices and a warehouse. The leases, which the Group normally enters into, typically run for a period of 2 to 6 years, with an option to renew the lease after that date. One lease for the administrative offices expired in 2025 (Jersey, Channel Islands). The South African administrative office lease entered in during 2024 expires in 2028 and the warehouse lease entered in during 2024 expires in 2026. The Harare (Zimbabwe) administrative office lease that was renewed during 2025 expires in 2026. The Bulawayo (Zimbabwe) administrative office lease that was entered in 2025 expires in 2028. The Jersey, Channel Islands administrative office lease entered in during 2025 expires in 2032.

Information about leases for which the Group is a lessee is presented below.

19.1Amounts recognised in the statement of financial position

Right of use assets

Right of use assets related to leased properties are presented as part of property, plant and equipment.

	2025	2024
Balance at January 1	288	156
Depreciation	(299)	(127)
Additions	1,072	265
Derecognition	(248)	(256)
Derecognition - accumulated depreciation	248	256
Foreign currency movement	28	(6)
Balance at December 31	1,089	288

In 2025 the Right use of assets was removed from Property, plant and equipment and disclosed separately in the Statement of Financial Position.

Lease liabilities

	2025	2024
Balance at January 1	294	208
Additions to lease liability	1,072	265
Finance cost	93	10
Lease payments	(337)	(182)
Foreign currency movement	57	(7)
Balance at December 31	1,179	294

19.2Amounts recognised in profit or loss

	2025	2024	2023
Finance cost on lease liabilities (note 15)	93	10	22
Unrealised foreign exchange (loss) gain	(29)	1	(5)
Depreciation	299	127	124
	363	138	141

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

19Leases (continued)

19.3Amounts recognised in statement of cash flows

	2025	2024	2023
Total cash outflow for leases - principal	244	172	162
Total cash outflow for leases - finance cost	93	10	22
Total cash outflow for leases - payments	337	182	184

19.4Maturity of lease liabilities

The maturity of lease liabilities are as follows as at December 31:

	2025	2024
Less than one year	349	121
One to two years	315	82
Two to three years	326	73
Three to four years	112	79
Four to five years	112	—
More than five years	168	—
Total lease payments	1,382	355
Finance cost	(203)	(61)
Present value of lease liabilities	1,179	294

20Inventories

	2025	2024
Consumable stores(1)	22,998	20,712
Gold in progress and Ore Stockpile(2)	3,830	3,056
	26,828	23,768

(1)

Included in consumables stores is an amount of ($3,168) (2024: ($2,105)) for provision for obsolete stock for items that are not compatible with plant and equipment currently in use. Increase in provision for obsolete stock amounted to $1,063 for 2025 (2024: $312).

(2)

Gold work in progress balance as at December 31, 2025 consists of 2,262 ounces (2024: 3,442 ounces) of gold. The ore stockpile relates to a surface stockpile of approximately 26,735 tonnes (2024: 8,487 tonnes) of crushed ore containing approximately 1,897 ounces (2024: 700 ounces) of recoverable gold. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage based on the expected processing method.

21Trade and other receivables

	2025	2024
Bullion sales receivable	7,718	4,095
VAT receivables	3,864	8,164
Deposits for stores, equipment and other receivables	289	416
	11,871	12,675

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

21Trade and other receivables (continued)

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

The VAT receivable received will be applied against our other taxes payable.

22Prepayments

	2025	2024
Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	617	462
Blanket Mine third party suppliers - USD	3,432	1,689
Blanket Mine third party suppliers - ZiG	9,634	4,055
Blanket Mine third party suppliers - ZAR	306	234
Other prepayments	548	308
	14,537	6,748

23Cash and cash equivalents

	2025	2024
Bank balances	35,738	4,260
Cash and cash equivalents	35,738	4,260
Overdrafts	(11,898)	(12,928)
Net cash and cash equivalents	23,840	(8,668)

Balance drawn at
	Date drawn	Expiry	Repayment term	Principal value	December 31, 2025 (million)
Overdraft facilities
Stanbic Bank Limited - ZiG	Apr-25	Nov-27	On demand	ZiG12.5 million	$	Nil
Stanbic Bank Limited - USD	Apr-25	Nov-27	On demand	$4 million		$3.3 million
Ecobank - USD	Mar-25	Mar-26	On demand	$6 million		$2.2 million
Nedbank - USD	Apr-25	Apr-26	On demand	$7 million		$6.4million
First Capital Bank – USD	Oct-25	Oct-27	On demand	$2.5 million	$	Nil

23.1Fixed term deposits

	2025	2024
Fixed term deposit	5,000	—
	5,000	—

The fixed term deposit have maturity period of nine months, with contracted interest rates of 4.07% per annum. Interest income on these deposits is accrued over the life of the instruments and is received on maturity.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

24Assets and liabilities associated with assets held for sale

	2025	2024
Non-current assets held for sale
Solar plant	—	13,512
Liabilities associated with assets held for sale
Site restoration liability	—	104

In the second quarter of 2023 management embarked on a marketing process to locate a buyer for the Company’s solar plant located next to Blanket Mine. Various offers were received and a counterparty with a non-binding offer was given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity in Africa. The offer was received from a reputable global renewable energy operator. It was proposed that the new owners would exclusively supply Blanket with electricity from the plant, on a take-or-pay basis and in doing so secure Blanket’s future power supply. This would have the benefit of realising a cash profit on the sale of the solar plant and generate cash for reinvestment in the Group’s gold projects. In addition, management would be able to focus on Caledonia’s core business of gold mining.

On September 28, 2023 the Board gave its approval for management to further negotiate the purchase of the solar plant, which by extension included the related site restoration liability as well as any remaining current assets or liabilities (“CMS disposal group”), with the potential buyer. The Caledonia Mining Services (Private) Limited (“CMS”) disposal group was available for sale in the current condition on September 28, 2023 and therefore met all the criteria in IFRS 5: Non-current assets held for sale and discontinued operations to be classified as held for sale.

Management determined the value of the CMS disposal group as the lower of the fair value less cost to sell and the carrying amount. The proceeds of the disposal were expected to substantially exceed the carrying amount of the related net assets and accordingly no impairment losses were recognised on the classification of the CMS disposal group held for sale. Prior to being classified as held for sale, the solar plant was classified as property, plant and equipment and the liability was classified as site restoration provision.

Caledonia announced on October 1, 2024 that it had signed a conditional sale agreement for the entire issued share capital of its Zimbabwe subsidiary, CMS, which owns and operates the 12.2MWac solar plant that supplies power to Blanket Mine. CMS would be sold to CrossBoundary Energy Holdings (“CBE”) for $22.4 million, subject to the fulfilment of outstanding conditions precedent. The extension of the classification of the CMS disposal group as an asset held for sale beyond the 12 months was supported by the ongoing commitment from the board to sell the solar plant to CBE. The timing for the outstanding conditions to be fulfilled in line with the agreement was outside of management’s control.

Conditions to completion of the sale were satisfied, or waived as the case may be, and the sale to CBE completed on April 11, 2025. The gross consideration of $22.4 million was received in cash, and the power generated by the solar plant will continue to be sold to Blanket Mine by way of a power purchase agreement. Upon completion of the sale, Caledonia realised a pre-tax profit of $8.5 million on the $13.4 million construction cost of the solar plant. Capital gains tax is currently estimated at $2 million based on preliminary submissions to Zimbabwe revenue authorities (“ZIMRA”) and included in the income tax expense.

The sale of the solar plant does not meet the definition of a lease under IFRS 16; as a result, there is no leaseback arrangement following the disposal. The power purchase agreement in place is separate from a lease and reflects an ongoing commercial relationship between the parties.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

24Assets and liabilities associated with assets held for sale (continued)

Carrying amount of the CMS disposal group held for sale at December 31, 2024 over which control was lost

Current Assets
Assets held for sale (Solar plant asset)	13,512
Trade and other receivables and prepayments	27
Total assets	13,539

Current liabilities
Liabilities associated with assets held for sale (provision)	113
Total liabilities	113

Net assets	13,426

Profit on CMS disposal group held for sale - 2025
Consideration received in cash (net of selling costs)	21,966
Net assets derecognised	(13,426)
Profit on sale of the CMS disposal group held for sale	8,540

25Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of
	fully paid shares	Amount
January 1, 2024	19,188,073	165,068
Shares issued:
Cash-settled share-based payments - employees (note 12.1.1)	6,787	83
Equity restricted share units - employees (note 12.2.2)	14,694	220
Options exercised (note 12.2.3)	5,000	37
December 31, 2024	19,214,554	165,408
Cash-settled share-based payments - employees (note 12.1.1)	4,795	60
Equity-settled share-based payments - employees (note 12.2.2)	75,435	766
Options exercised (note 12.2.3)	10,000	95
December 31, 2025	19,304,784	166,329

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

25Share capital (continued)

Ordinary Shares (entitled Common Shares under the Company’s Memorandum of Association)

Ordinary shares rank pari passu in all respects. On a poll, each issued ordinary share of the Company carries one vote at general meetings of shareholders. Holders of ordinary shares are entitled to receive dividends as approved by the Board of Directors or declared by the shareholders, subject to applicable statutory requirements and any restrictions arising from financing arrangements. Dividends are not guaranteed and are declared at the discretion of the shareholders or as approved by the Board.

On liquidation, winding-up or dissolution of the Company, ordinary shareholders are entitled to a proportionate share of the residual assets of the Company after settlement of all liabilities.

The distribution of dividends and repayment of capital to ordinary shareholders is subject to local company law, solvency, and compliance with any applicable covenants under the Company’s financing arrangements.

26Reserves

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

Reserves

	2025	2024
Foreign currency translation reserve	(9,416)	(10,525)
Contributed surplus	132,591	132,591
Equity-settled share-based payment reserve	15,079	16,399
Total	138,254	138,465

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

27Earnings per share

Weighted average number of shares – Basic earnings per share
(in number of shares)	2025	2024	2023
Issued shares at the beginning of year (note 25)	19,214,554	19,188,073	12,833,126
Weighted average shares issued	62,006	12,934	5,792,435
Weighted average number of shares at December 31	19,276,560	19,201,007	18,625,561

Weighted average number of shares - Diluted earnings per share
(in number of shares)	2025	2024	2023
Weighted average at December 31	19,276,560	19,201,007	18,625,561
Effect of dilutive options	—	1,594	6,550
Weighted average number of shares (diluted) at December 31	19,276,560	19,202,601	18,632,111

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of Nil (2024: 8,406, 2023:13,450) were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to $Nil (2024: $1, 2023: $Nil) options.

The calculation of total basic and diluted earnings per share for the year ended December 31, 2025 was calculated as follows:

	2025	2024	2023
Profit for the year attributable to owners of the Company (basic)	55,219	17,899	(7,862)
Blanket Mine Employee Trust Adjustment	(686)	(389)	(262)
Profit attributable to ordinary shareholders (diluted)	54,533	17,510	(8,124)
Basic earnings per share - $	2.83	0.91	(0.44)
Diluted earnings per share - $	2.83	0.91	(0.44)

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

28Non-controlling interest

Blanket Mine’s (incorporated in Zimbabwe) NCI share is recognised at an effective share and voting rights of 13.2% (2024: 13.2%) based on summarised results as follows:

	2025	2024	2023
Current assets	61,040	40,915	33,126
Non-current assets	212,158	197,701	188,134
Current liabilities	(1,400)	(4,320)	(10,277)
Non-current liabilities	(98,816)	(55,123)	(50,893)
Net assets of Blanket Mine (100%)	172,982	179,173	160,090

Carrying amount of NCI of 13.2% (2024: 13.2%)	24,549	20,587	18,456

Revenue	262,230	179,369	146,314
Profit after tax	93,118	39,053	22,899
Total comprehensive income of Blanket Mine (100%)	93,118	39,053	22,899

Profit allocated to NCI of 13.2% (2024: 13.2%)	12,292	5,155	3,022
Dividend allocated to NCI of 13.2% (2024: 13.2%)	(9,072)	(3,024)	(1,512)

Net cash inflow from operating activities	69,358	42,592	28,087
Net cash outflow from investing activities	(30,524)	(27,916)	(28,146)
Net cash outflow from financing activities	(43,506)	(11,174)	(5,017)
Net cash (outflow) inflow	(4,672)	3,502	(5,076)

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

29Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and projects and represent the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. For the Blanket Mine site restoration costs are capitalised in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalised cost are amortised over the life of the mine and the provision is unwound over the period to estimated restoration. For properties in the exploration and evaluation phase, such as the Bilboes, Maligreen and Motapa projects, site restoration costs are capitalised in exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation. Subsequently the costs capitalised are not amortised and the provision is not unwound.

Reconciliation of site restoration provisions	2025	2024
Blanket Mine
Balance January 1	5,280	4,766
Unwinding of discount (note 18)	255	197
Change in estimate (Blanket Mine) (note 18)	(61)	317
Balance December 31	5,474	5,280

Motapa, Maligreen and Bilboes Gold
Balance January 1	4,384	6,219
Change in estimate (Motapa) (note 17)	87	(882)
Change in estimate (Maligreen) (note 17)	78	8
Change in estimate (Bilboes Gold) (note 17)	(301)	(961)
Balance December 31	4,248	4,384

Total balance December 31	9,722	9,664

Current	—	—
Non-current	9,722	9,664
	9,722	9,664

The discount rate in calculating the present value of the Blanket Mine provision is 4.79% (2024: 4.86%) and is based on a risk-free rate and cash flows are estimated at an average 2.32% inflation (2024: 2.14%). The gross rehabilitation costs, before discounting, amounted to $7,699 (2024: $7,491) for Blanket Mine as at December 31, 2025.

The undiscounted gross rehabilitation costs for exploration and evaluation assets as at December 31, 2025, amounted to $3,204 (2024: $3,505) for Bilboes Holdings, $671 (2024: $584) for Motapa and $373 (2024: $295) for Maligreen.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

30Loans and borrowings

	2025	2024
Balance January 1	2,674	—
Cashflows
Amounts received - CABS	—	3,000
Repayment - capital	(1,473)	(326)
Repayment - finance cost	(529)	(293)

Non-cashflows
Finance cost(1)	529	293
Additions - Nedbank	1,579	—
Additions - put options	5,000	—

Balance December 31	7,780	2,674

(1)	Finance cost are accounted for using the effective interest rate method as disclosed in note 15.

Current	6,706	1,174
Non-current	1,074	1,500
	7,780	2,674

		Nominal interest
2025	Currency	rate	Face Value	Carrying value
Unsecured term loan – CABS(3)	USD	8.25% + 12 months SOFR(2)	1,536	1,536
Motor vehicles term loan – Nedbank(4)	USD	12%	1,244	1,244
Auramet payable(5)	USD	10%	5,000	5,000

		Nominal interest
2024	Currency	rate	Face Value	Carrying value
Unsecured term loan - CABS	USD	8.25% + 12 months SOFR(2)	2,674	2,674

(2)Secured Overnight Funding Rates (“SOFR”)

(3)Interest and capital is paid on a quarterly basis. With capital payments commencing at the end of month six. Monthly deposits of at least $2,625 and ZiG12,500 are to be received. The borrowing has a corporate guarantee for $3,750 by CHZ.

(4)The loans are payable over 36 months with a revenue assignment proceeds of at least (35%) US$3,500 monthly to the bank. Cession of insurance policies for the vehicles, noting Nedbank as the first loss payee.

(5)Interest is paid on a monthly basis. The capital amount was paid in full in February 2026.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

31Loan note instruments

Loan note instruments - finance costs		2025	2024
Solar loan notes	31.1	1,160	846
		1,160	846

Loan note instruments - financial liabilities		2025	2024
Solar loan notes	31.1	11,741	9,168
		11,741	9,168

Current		7,760	855
Non-current		3,981	8,313
		11,741	9,168

31.1Solar loan notes

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan notes pursuant to a loan note instrument (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (Private) Limited. The bonds carry an interest rate of 9.5% payable bi-annually and have a tenure of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $11.5 million of bonds were in issue at December 31, 2025 (December 31, 2024: $9 million). All bonds were issued to Zimbabwean registered commercial entities. The bonds were transferred to Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a subsidiary of the Company, except for the bonds issued in April 2024 and January 2025 which were directly issued by CHZ.

A summary of the bonds is as follows:

	2025	2024
Balance January 1	9,168	7,112
Amounts received	2,500	2,000
Transaction costs	(113)	(30)
Finance cost accrued	1,160	846
Repayment - finance cost paid	(974)	(760)
Balance December 31	11,741	9,168

Current	7,760	855
Non-current	3,981	8,313
	11,741	9,168

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

32Trade and other payables

	2025	2024
Trade payables	7,208	8,036
Electricity accrual	4,091	1,670
Audit fee	597	562
Dividends due	2,487	2,522
Standard bank option payable	4,176	—
Other payables	784	924
Financial liabilities	19,343	13,714

Production and management bonus accrual - Blanket Mine	1,306	529
Other employee benefits - other	2,914	2,235
Other employee benefits - settlement	—	1,081
Leave pay	3,045	2,838
Bonus accrual	2,664	1,115
Tailings storage facility - accrual	130	1,351
Other accruals	2,851	3,784
Non-financial liabilities	12,910	12,933
Total	32,253	26,647

33Cash flow information

	2025	2024	2023
Operating profit	109,622	43,674	10,955
Adjustments for:
Unrealised foreign exchange losses (note 9)	1,053	1,683	5
Cash-settled share-based expense (note 12.1)	839	201	463
Share-based expense included in production costs (note 12)	1,427	434	660
Cash portion of cash-settled share-based expense	(847)	(691)	(1,695)
Equity-settled share-based expense (note 12.2)	203	1,054	640
Equity-settled share-based employee tax on vesting	—	(182)	—
Depreciation	15,996	16,021	14,486
Impairment of property, plant and equipment (note 18)	—	1,711	877
Impairment of exploration and evaluation assets (note 17)	401	385	—
Impairment of solar plant – VAT and duty receivables	—	—	720
Increase in provision for obsolete stock (note 8)	1,063	312	283
Fair value loss on derivative instruments (note 11)	6,379	831	1,119
(Profit) / Loss on disposal of property, plant and equipment (note 17)	(1)	32	33
Site restoration provision adjustment on assets and liabilities held for sale	—	6	—
Profit on sale of asset held for sale (note 24)	(8,540)	—	—
Cash generated from operations before working capital changes	127,595	65,471	28,546
Inventories	(4,123)	(3,777)	(2,182)
Prepayments	(4,249)	(3,718)	338
Trade and other receivables	(10,346)	(5,611)	(1,910)
Trade and other payables	(3,458)	3,073	1,606
Cash generated from operations	105,419	55,438	26,398

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

34Financial Instruments and risk management

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

34.1Credit risk

Exposure to credit risk

Credit risk includes the risk of a financial loss to the Group if a Bank had to default or a gold sales customer failing to meet its contractual obligation.

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for cash and cash equivalents (excluding overdrafts), trade and other receivables and fixed term deposits at the reporting date by geographic region was:

	Cash and cash
	equivalents		Trade receivables		Fixed term deposits
Carrying Amount	2025	2024	2025	2024	2025	2024
Zimbabwe	18,178	2,592	660	324	—	—
Jersey, Channel Islands	8,149	42	—	—	5,000	—
Other regions	9,411	1,626	7,347	4,187	—	—
	35,738	4,260	8,007	4,511	5,000	—

Of the trade receivables balance at the end of the year, $3,094 (2024: $3,873) is due from AEG and $Nil (2024: $Nil) from Stonex Financial Limited, the Group’s largest customers. Apart from this, the Group does not have significant credit risk exposure to any single counterparty.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

34Financial Instruments and risk management (continued)

34.2Liquidity risk

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

The following are the contractual maturities of financial liabilities, including contractual interest payments.

Non-derivative financial liabilities

		Contractual cashflows
	Carrying		12 months	Within 2	Within 3 to
December 31, 2025	amount	Total	or less	years	4 years
Trade and other payables	19,343	19,343	19,343	—	—
Loan note payable	11,741	12,711	7,760	4,951	—
Lease liabilities	1,179	1,382	349	315	718
Loans and borrowings	7,780	12,472	11,146	914	412
Overdrafts	11,898	11,898	11,898	—	—
	51,941	57,806	50,496	6,180	1,130

		Contractual cashflows
	Carrying		12 months or	Within 2	Within 3 to 4
December 31, 2024	amount	Total	less	years	years
Trade and other payables	13,714	13,714	13,714	—	—
Loan note payable	9,168	10,473	855	7,522	2,096
Lease liabilities	294	355	121	82	152
Loans and borrowings	2,674	3,118	1,464	1,323	331
Overdrafts	12,928	12,928	12,928	—	—
	38,778	40,588	29,082	8,927	2,579

The Group regularly monitors its liquidity risk and evaluates the options available to manage liquidity risk.

34.3Market risk

34.3.1Currency risk

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

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

34Financial Instruments and risk management (continued)

34.3Market risk (continued)

34.3.1Currency risk (continued)

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

	2025		2024
	$’000		$’000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	62	598	62	1,729
USD denominated	61	—	61	—
ZAR denominated	—	447	—	1,477
ZiG denominated	—	131	—	252
RTGS$denominated	—	—	—	—
GBP denominated	1	20	1	—
CAD denominated	—	—	—	—

Trade and other receivables - ZiG denominated	—	3,287	—	3,873
Trade and other payables - ZiG denominated	—	(110)	—	(76)
Trade and other receivables - RTGS$denominated	—	—	—	—
Trade and other payables - RTGS$denominated	—	—	—	—
	62	3,775	62	5,526

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss and equity for the Group:

	2025		2024
	$’000		$’000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	3	7	3	12
Trade and other receivables	—	156	—	184
Trade and other payables	—	(5)	—	(4)
	3	158	3	192

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

34Financial Instruments and risk management (continued)

34.3Market risk (continued)

34.3.2Interest rate risk

The Group’s interest rate risk arises from loans and borrowings, overdraft facility, short term loans, fixed term deposits and cash held. The Group’s loans and borrowings, overdraft facility and cash held have a mix of variable and fixed interest rates. Variable rates expose the Group to cash flow interest rate risk.

Variable interest rate

The Group’s assets and liabilities exposed to variable interest rate fluctuations as at year end is summarised as follows:

	2025	2024
Cash and cash equivalents	35,738	4,260
Loans and borrowings	(1,536)	(2,674)
Overdrafts	(11,898)	(12,928)
	22,304	(11,342)

Interest rate risk arising from borrowings is offset by interest from available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed. Loans and borrowings are at a fixed interest rate.

Sensitivity analysis - Cash and cash equivalents	2025	2024
Increase by 100 basis points	357	43
Decrease by 100 basis points	(357)	(43)

Sensitivity analysis - Loans and borrowings

Increase by 100 basis points	15	27
Decrease by 100 basis points	(15)	(27)

Sensitivity analysis - Overdraft

Increase by 100 basis points	119	129
Decrease by 100 basis points	(119)	(129)

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

34Financial Instruments and risk management (continued)

34.3Market risk (continued)

Fixed interest rate

The Group’s assets and liabilities exposed to fixed interest rate risk as at year end is summarised as follows:

	2025	2024
Fixed term deposit	5,000	—
Loans and borrowings	(6,244)	—
Loan Notes	(11,741)	(9,168)
	(12,985)	(9,168)

Risk exposure profile

Cash flows arising from the Group’s of fixed‑rate borrowings and fixed‑rate deposits are not exposed to variability due to changes in market interest rates; and the Group is therefore not exposed to cash flow interest rate risk. However, the fair values of these fixed‑rate instruments may fluctuate due to changes in market interest rates.

The Group does not currently use interest rate derivatives to manage fair value interest rate risk, as management considers the level of exposure to be acceptable having regard to the fixed nature, maturity profile and overall cost of funding.

34.3.3Gold price risk

The value of the Company’s mineral properties is related to the price of gold and the outlook for these minerals. In addition, adverse changes in the price of certain key or high cost operating consumables can significantly impair the Company’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

The Group regularly monitors its market risk and evaluates the options available.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the realised gold price, as per note 7, will have an impact on the reported revenue of the Group and the fair value of the put options at December 31, 2025. This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

An increase or decrease of 5% of the gold price would have the following equal or opposite effect on the derivative financial instruments on December 31:

Consolidated statement of financial position:

	2025	2024
Derivative financial assets - Put option
Increase by 5% of the gold price	—	—
Decrease by 5% of the gold price	411	—

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

34Financial Instruments and risk management (continued)

34.3Market risk (continued)

34.3.3Gold price risk (continued)

Sensitivity analysis (continued)

Consolidated statement of profit or loss and other comprehensive income:

Fair value loss on derivative financial instruments	2025	2024
Derivative financial assets - Put option
Increase by 5% of the gold price	—	—
Decrease by 5% of the gold price	411	—

35Dividends

	2025	2024	2023
Dividends declared to owners of the Company	10,809	10,752	8,752
Dividends declared to NCI	9,072	3,024	1,512
	19,881	13,776	10,264

Dividends declared and paid to owners of the Company	10,809	10,752	8,752
Dividends declared and paid to NCI	9,107	1,550	550
Dividends declared and due to owners of the Company	—	—	—
Dividends declared and due to NCI	2,487	2,522	1,048
	22,403	14,824	10,350

Dividends Paid	2025	2024	2023
Opening balance dividends due	2,522	1,048	1,883
Dividends declared	19,881	13,776	10,264
Closing balance dividends due	(2,487)	(2,522)	(1,048)
	19,916	12,302	11,099

Quarterly dividend per share history:

Declaration date	cents per share
April 3, 2023	14.0
June 29, 2023	14.0
September 28, 2023	14.0
January 2, 2024	14.0
March 27, 2024	14.0
July 1, 2024	14.0
November 11, 2024	14.0
March 24, 2025	14.0
May 12, 2025	14.0
August 11, 2025	14.0
November 10, 2025	14.0

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

35Dividends (continued)

Dividends of 14 cents per share were declared on March 18, 2026.

36Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities to report.

37Related parties

Directors of the company, as well as certain executives, are considered key management. For entities within the Group refer to note 38.

Employee contracts between CMSA, CHZ, the Company, key management and certain employees include an option for respective key management to terminate such employee contracts in certain events following a change in control of the Company and to receive a severance payment equal to six months’ to two years’ compensation. If this was triggered as at December 31, 2025 the severance payment would have amounted to $13,859 (2024: $7,227). A change in control would constitute:

●	the acquisition of more than 50% of the shares; or
●	the acquisition of the right to exercise the majority of the voting rights of shares; or
●	the acquisition of the right to appoint the majority of the board of directors; or
●	the acquisition of more than 50% of the assets of the Group.

The Company may terminate the employee’s employment, whether such termination is with or without required notice, for any reason recognised in law as sufficient. If this was triggered as at December 31, 2025 the severance payment would have amounted to $5,500 (2024: $4,909) for all employees included in the above termination event of a change in control of the Company.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

37Related parties (continued)

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2025	2024	2023
Key management salaries	2,831	2,915	3,102
Share-based awards(1)(2)	222	1,157	720
All other compensation(3)	3,345	2,396	2,599
	6,398	6,468	6,421

(1)	Amount inclusive of $Nil (2024: $110, 2023:104) classified as production costs.
(2)	Employees, officers, directors, consultants and other service providers also participate in the OEICP (see note 12).
(3)

The Company entered into a consultancy agreement with Mr. Curtis, a former director of the Company and the former Chief Executive Officer, effective January 1, 2023 to December 31, 2025 with a monthly fee of $12.5. During the Year, the Company expensed $150 (2024: $150, 2023: $150) in advisory service fees with respect to this consultancy agreement. Mr. Curtis retired as a director in May 2024.

The Company entered into a consulting agreement with Mr. Goodburn, the former Chief Financial Officer, during 2025. During the Year, The Company expensed $120 in advisory service fees with respect to this consultancy agreement.

Included is an amount of $2,346 (2024: $818, 2023: $647) that relates to bonuses provided for in 2025.

Included is an amount of $638 (2024: $1,169 (retirement package and leave payout), 2023: $1,588 (severance package)) that relates to a package payout.

$30 (2024: $30, 2023: $30) rent was paid to a company of which V. Gapare is a director and that supplied office accommodation in Harare, Zimbabwe.

Group entities are set out in note 38.

Refer to note 5 and note 28 for transactions with NCI.

Refer to note 39 for management fees between CMSA and Blanket Mine.

Refer to note 31 for details of the bonds and the Loan notes which were guaranteed by the Company and by Greenstone Management Services Holdings (UK) Limited respectively.

Refer to note 10 for director fees.

All related party transactions occurred at arm’s length.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

38Group entities

Intercompany balances with holding company

						Intercompany
						balances
	Activity of	Functional	Country of	Legal		with holding
	the company	currency	incorporation	shareholding		company
				2025	2024	2025	2024
Caledonia Holdings Zimbabwe (Private) Limited	Services	$	Zimbabwe	100	100	(5,161)	(5,699)
Caledonia Mining Services (Private) Limited	Solar power provider	$	Zimbabwe	—	100	—	4,403
Fintona Investments Proprietary Limited	Dormant	ZAR	South Africa	100	100	14,860	14,860
Caledonia Mining South Africa Proprietary Limited	Procurement and services	ZAR	South Africa	100	100	(10,224)	(8,006)
Greenstone Management Services Holdings Limited	Investment holding	$	United Kingdom	100	100	(41,066)	(34,437)
Blanket Mine (1983) (Private) Limited (2)	Mining	$	Zimbabwe	64	64	(5,588)	(2,867)
Blanket Employee Trust Services (Private) Limited (“BETS”) (1)	Employee trust	$	Zimbabwe	—	—	—	—
Motapa Mining Company UK Limited	Investment holding	$	United Kingdom	100	100	1	1
Arraskar Investments (Private) Limited	Exploration	$	Zimbabwe	100	100	—	—
Bilboes Gold Limited(3)	Investment holding	$	United Arab Emirates	100	100	193	40
Bilboes Holdings (Private) Limited	Gold project	$	United Kingdom	100	100	928	831
Caledonia Mining FZCO	Procurement	$	United Arab Emirates	100	100	503	436
Caledonia (Connemara) (Private) Limited	Dormant	$	Zimbabwe	100	100	—	—
Caledonia (Maligreen) (Private) Limited	Dormant	$	Zimbabwe	100	100	—	—
Caledonia (Bilboes & Motapa) (Private) Limited	Dormant	$	Zimbabwe	100	100	—	—

(1)	BETS and the Community Trust are consolidated as structured entities.
(2)	Refer to note 5 for the effective shareholding. NCI has a 13.2% (2024: 13.2%) interest in cash flows of Blanket only.
(3)	Bilboes Gold Limited, previously registered in Mauritius, was registered in Dubai in December 2025.

Intercompany transactions with holding company

	Loans advanced/				Foreign exchange
	(repaid)		Interest received		profits
	2025	2024	2025	2024	2025	2024
Caledonia Holdings Zimbabwe (Private) Limited	37	(26)	501	506	—	—
Caledonia Mining Services (Private) Limited	(4,403)	(6,536)	—	380	—	—
Caledonia Mining South Africa Proprietary Limited	227	1,039	(554)	(559)	(1,891)	214
Greenstone Management Services Holdings Limited	(4,693)	15,356	(1,936)	(1,644)	—	—
Blanket Mine (1983) (Private) Limited	(2,439)	(2,623)	(282)	(27)	—	—
Motapa Mining Company UK Limited	—	1	—	—	—	—
Bilboes Gold Limited	145	40	8	—	—	—
Bilboes Holdings (Private) Limited	89	23	8	3	—	—
Caledonia Mining FZCO	67	375	—	—	—	—
	(10,970)	7,649	(2,255)	(1,341)	(1,891)	214

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

39Operating segments

The Group’s operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Blanket, Bilboes oxide mine, exploration and evaluation assets (“E&E projects”) and South Africa describe the Group’s reportable segments. The Blanket operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited, Blanket Mine (1983) (Private) Limited, Blanket’s satellite projects and Caledonia Mining Services (Private) Limited (“CMS solar”). The Bilboes oxide mine segment comprises the oxide mining activities. The E&E projects segment includes the exploration and evaluation activities of the Bilboes sulphide project as well as the Motapa and Maligreen projects. The South African segment represents the sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) are responsible for corporate administrative functions within the Group and contribute to the strategic decision making process of the CEO and are therefore included in the disclosure below and combined with corporate and other reconciling amounts that do not represent a separate segment. Also included under corporate and other reconciling amounts is Caledonia Mining FZCO. Information regarding the results of each reportable segment is included below.

Performance is measured based on profit before income tax, as included in the internal management report that is reviewed by the Group’s CEO. Segment profit or exploration and evaluation cost is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

39Operating segments (continued)

Information about reportable segments

						Corporate
			Bilboes		Inter-group	and other
		South	oxide	E&E	eliminations	reconciling
For the twelve months ended December 31, 2025	Blanket	Africa	mine	projects	adjustments	amounts	Total
Revenue	262,230	—	5,433	—	—	—	267,663
Inter-segmental revenue	—	20,311	—	—	(20,311)	—	—
Royalty	(13,160)	—	(361)	—	—	—	(13,521)
Production costs
Salaries and wages	(33,990)	—	(1,396)	—	—	—	(35,386)
Consumable materials	(33,265)	(1)(18,820)	(975)	—	(1)19,233	—	(33,827)
Electricity costs	(19,304)	—	(451)	—	—	—	(19,755)
Safety	(1,289)	—	—	—	—	—	(1,289)
Share-based payment expense	(1,358)	—	(69)	—	—	—	(1,427)
On mine administration	(4,383)	(1)(56)	(966)	—	—	(1)(571)	(5,976)
Security	(2,036)	—	—	—	—	—	(2,036)
Solar operations and maintenance services	(429)	—	—	—	—	—	(429)
Write down of inventory	(1,063)	—	—	—	—	—	(1,063)
Pre-feasibility exploration costs	(133)	—	—	—	—	—	(133)
Depreciation	(16,838)	—	(28)	—	1,169	—	(15,697)
Other income	251	—	1	—	(26)	22	248
Other expenses(2)	(4,639)	(176)	(124)	—	—	(139)	(5,078)
Administrative expenses
Investor relations	(213)	—	—	—	—	(464)	(677)
Audit fee	(442)	(33)	6	(13)	—	(78)	(560)
Advisory services fees	(259)	(497)	—	—	11	(2,278)	(3,023)
Services	—	2,636	—	—	44	(2,680)	—
Listing fees	—	—	—	—	—	(533)	(533)
Directors fees – Group	—	—	—	—	—	(812)	(812)
Directors fees – Blanket	(63)	—	—	—	—	—	(63)
Employee costs	(1,133)	(2,619)	—	—	—	(3,984)	(7,736)
Employee costs – settlements - Group	—	(1,120)	—	—	—	—	(1,120)
Employee costs – bonuses - Group	(530)	(590)	—	—	—	(1,442)	(2,562)
Other office administration cost	(611)	(153)	(101)	—	2	(366)	(1,229)

(1)	Included under Blanket’s production cost in note 8.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

39Operating segments (continued)

						Corporate
			Bilboes		Inter-group	and other
		South	oxide	E&E	eliminations	reconciling
For the twelve months ended December 31, 2025	Blanket	Africa	mine	projects	adjustments	amounts	Total
Administrative expenses (continued)
Information technology and communication cost	(245)	(444)	—	—	4	(101)	(786)
Management liability insurance	—	—	—	—	—	(396)	(396)
Travel costs	(185)	(187)	—	—	4	(615)	(983)
Management fee	(2,769)	2,769	—	—	—	—	—
Cash-settled share-based expense	—	—	—	—	1,401	(2,240)	(839)
Equity-settled share-based expense	—	—	—	—	26	(229)	(203)
Net foreign exchange (loss) gain	(1,949)	923	(161)	—	(140)	(1,984)	(3,311)
Fair value loss on derivative liabilities	—	—	—	—	—	(6,379)	(6,379)
Profit on sale of subsidiary	(328)	(266)	—	—	1,642	7,492	8,540
Finance income	—	611	—	—	(2,513)	2,363	461
Finance cost	(2,336)	(27)	(1,011)	(313)	2,517	(2,344)	(3,514)
Profit (loss) before tax	119,531	2,262	(203)	(326)	3,063	(17,758)	106,569
Tax expense	(34,778)	(700)	(243)	—	96	(3,433)	(39,058)
Profit (loss) after tax	84,753	1,562	(446)	(326)	3,159	(21,191)	67,511

(2)	Other expenses include impairment of exploration and evaluation assets of $401 per note 17.

						Corporate
			Bilboes		Inter-group	and other
		South	oxide	E&E	eliminations	reconciling
As at December 31, 2025	Blanket	Africa	mine	projects	adjustments	amounts	Total
Segment assets:
Current (excluding intercompany, including assets held for sale)	67,676	1,412	—	2,271	(142)	23,719	94,936
Non-current (excluding intercompany)	213,330	1,030	—	107,588	(5,464)	475	316,959
Additions on property, plant and equipment (note 18)	31,801	99	—	—	(989)	123	31,034
Additions on evaluation and exploration assets (note 17)	—	—	—	7,040	—	—	7,040
Intercompany balances	65,107	25,737	3,605	—	(236,582)	142,133	—
Segment liabilities:
Current (excluding intercompany)	(40,904)	(2,840)	—	(1,649)	(1)	(14,958)	(60,352)
Non-current (excluding intercompany)	(62,155)	(153)	—	(3,875)	22	(1,836)	(67,997)
Intercompany balances	(10,720)	(41,977)	—	(89,767)	236,582	(94,118)	—

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

39Operating segments (continued)

						Corporate
			Bilboes		Inter-group	and other
		South	oxide	E&E	eliminations	reconciling
For the twelve months ended December 31, 2024	Blanket	Africa	mine	projects	adjustments	amounts	Total
Revenue	179,369	—	3,649	—	—	—	183,018
Inter-segmental revenue	—	19,296	—	—	(19,296)	—	—
Royalty	(9,081)	—	(182)	—	—	—	(9,263)
Production costs
Salaries and wages	(30,042)	—	(1,276)	—	—	—	(31,318)
Consumable materials	(23,567)	(1)(17,579)	(784)	—	(1)17,493	—	(24,437)
Electricity costs	(14,870)	—	(451)	—	—	—	(15,321)
Safety	(1,112)	—	—	—	—	—	(1,112)
Share-based payment expense	(412)	—	(22)	—	—	—	(434)
On mine administration	(4,621)	—	(853)	—	—	(1)(27)	(5,501)
Security	(1,528)	—	—	—	—	—	(1,528)
Solar operations and maintenance services	(595)	—	—	—	—	—	(595)
Write down of inventory	(312)	—	—	—	—	—	(312)
Pre-feasibility exploration costs	(186)	—	—	—	—	—	(186)
Depreciation	(16,906)	(152)	—	—	1,081	(44)	(16,021)
Other income	232	1	656	—	(29)	230	1,090
Other expenses(2)	(6,750)	—	(190)	—	—	—	(6,940)
Administrative expenses
Investor relations	(235)	—	—	—	2	(510)	(743)
Audit fee	(171)	(36)	(59)	(9)	—	(291)	(566)
Advisory services fees	(107)	(642)	(50)	(1)	16	(1,763)	(2,547)
Services	—	2,159	—	—	8	(2,167)	—
Listing fees	—	—	—	—	—	(630)	(630)
Directors fees – Group	—	—	—	—	—	(675)	(675)
Directors fees – Blanket	(83)	—	—	—	—	—	(83)
Employee costs	(779)	(3,408)	—	—	—	(2,359)	(6,546)
Employee costs – settlements - Group	—	(115)	—	—	—	—	(115)
Employee costs – bonuses - Group	(227)	(659)	—	—	—	(597)	(1,483)
Other office administration cost	—	(201)	—	—	1	(134)	(334)
Information technology and communication cost	—	(240)	—	—	1	(10)	(249)
Management liability insurance	—	—	—	—	—	(907)	(907)
Travel costs	—	(232)	—	—	7	(555)	(780)

(1)	Included under Blanket’s production cost in note 8.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

39Operating segments (continued)

						Corporate
					Inter-group	and other
		South	Bilboes	E&E	eliminations	reconciling
For the twelve months ended December 31, 2024	Blanket	Africa	oxide mine	projects	adjustments	amounts	Total
Management fee	(2,924)	2,924	—	—	—	—	—
Cash-settled share-based expense	—	—	—	—	—	(201)	(201)
Equity-settled share-based expense	—	—	—	—	—	(1,054)	(1,054)
Net foreign exchange (loss) gain	(9,739)	(168)	24	—	(23)	184	(9,722)
Fair value loss on derivative liabilities	—	—	—	—	—	(831)	(831)
Finance income	—	606	—	—	(2,224)	1,644	26
Finance cost	(3,488)	(8)	(411)	(127)	2,221	(1,344)	(3,157)
Profit (loss) before tax	51,866	1,546	51	(137)	(742)	(12,041)	40,543
Tax expense	(16,418)	(517)	—	—	(78)	(476)	(17,489)
Profit (loss) after tax	35,448	1,029	51	(137)	(820)	(12,517)	23,054

(2)	Other expenses include impairment of plant and equipment of $1,711 for Blanket, as well as $1,973 and $126 retirement benefits for Blanket and Bilboes respectively.

						Corporate
					Inter-group	and other
		South	Bilboes	E&E	eliminations	reconciling
As at December 31, 2024	Blanket	Africa	oxide mine	projects	adjustments	amounts	Total
Segment assets:
Current (excluding intercompany, including assets held for sale)	59,222	2,592	—	596	(1,696)	604	61,318
Non-current (excluding intercompany)	198,400	1,084	—	97,308	(5,644)	(4,102)	287,046
Assets held for sale	13,512	—	—	—	—	—	13,512
Additions on property, plant and equipment (note 18)	28,570	441	—	—	(1,432)	2	27,581
Additions on evaluation and exploration assets (note 17)	—	—	—	4,889	—	—	4,889
Intercompany balances	53,342	20,101	671	—	(209,380)	135,266	—

Segment liabilities:
Current (excluding intercompany)	(36,507)	(4,032)	—	(1,988)	—	(2,868)	(45,395)
Non-current (excluding intercompany)	(63,731)	(199)	—	(4,089)	(75)	(411)	(68,505)
Intercompany balances	(16,727)	(38,179)	—	(77,091)	209,380	(77,383)	—

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

39Operating segments (continued)

			Bilboes		Inter-group	Corporate and
For the twelve months		South	oxide	E&E	eliminations	other reconciling
ended December 31, 2023	Blanket	Africa	mine	projects	adjustments	amounts	Total
Revenue	140,615	—	5,699	—	—	—	146,314
Inter-segmental revenue	—	17,623	—	—	(17,623)	—	—
Royalty	(7,318)	—	(319)	—	—	—	(7,637)
Production costs
Salaries and wages	(25,042)	—	(2,796)	—	—	—	(27,838)
Consumable materials	(22,736)	(1)(16,788)	(8,402)	—	(1)15,437	—	(32,489)
Electricity costs	(13,496)	—	(553)	—	—	—	(14,049)
Safety	(1,155)	—	—	—	—	—	(1,155)
Share-based payment expense	(1,320)	—	—	—	(1)(2)660	—	(660)
On mine administration	(2,783)	—	(1,344)	—	—	—	(4,127)
Security	(1,020)	—	—	—	—	—	(1,020)
Solar operations and maintenance services	(647)	—	—	—	—	—	(647)
Write down of inventory	(283)	—	—	—	—	—	(283)
Pre-feasibility exploration costs	(441)	—	—	—	—	—	(441)
Depreciation	(15,385)	(139)	—	—	1,079	(41)	(14,486)
Other income	236	10	1	—	(1,750)	1,766	263
Other expenses(3)	(4,353)	—	(14)	—	—	—	(4,367)
Administrative expenses
Investor relations	—	—	—	—	10	(586)	(576)
Audit fee	(133)	(39)	(43)	(8)	—	(173)	(396)
Advisory services fees	—	(252)	(2,002)	—	10	(2,162)	(4,406)
Services	—	2,188	—	—	—	(2,188)	—
Listing fees	—	—	—	—	—	(749)	(749)
Directors fees – Group	—	—	—	—	—	(571)	(571)
Directors fees – Blanket	(61)	—	—	—	—	—	(61)
Employee costs	(599)	(3,428)	—	—	—	(2,297)	(6,324)

(1)	Included under Blanket’s production cost in note 8.
(2)	Include amount for Bilboes as included in note 8.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

39Operating segments (continued)

			Bilboes		Inter-group	Corporate and
For the twelve months		South	oxide	E&E	eliminations	other reconciling
ended December 31, 2023	Blanket	Africa	mine	projects	adjustments	amounts	Total
Administrative expenses (continued)
Employee costs – settlements - Group	—	(1,784)	—	—	—	—	(1,784)
Employee costs – bonuses - Group	(92)	(274)	—	—	—	(44)	(410)
Other office administration cost	(27)	(245)	(33)	—	(7)	(133)	(445)
Information technology and communication cost	—	(219)	(23)	—	2	(1)	(241)
Management liability insurance	—	—	—	—	—	(897)	(897)
Travel costs	—	(248)	—	—	2	(323)	(569)
Management fee	(3,468)	3,471	—	—	(3)	—	—
Cash-settled share-based expense	—	—	—	—	660	(1,123)	(463)
Equity-settled share-based expense	—	—	—	—	—	(640)	(640)
Net foreign exchange (loss) gain	(7,451)	(144)	97	—	(71)	797	(6,772)
Fair value loss on derivative liabilities	—	—	—	—	—	(1,119)	(1,119)
Finance income	—	39	—	—	—	—	39
Finance cost	(3,323)	448	(189)	(22)	(2)	64	(3,024)
Profit (loss) before tax	29,718	219	(9,921)	(30)	(1,596)	(10,420)	7,970
Tax expense	(12,256)	(235)	—	—	(19)	(300)	(12,810)
Profit (loss) after tax	17,462	(16)	(9,921)	(30)	(1,615)	(10,720)	(4,840)

(3)

Other expenses include impairment of plant and equipment of $26 for Blanket and $851 for the Bilboes oxide mine, as well as impairment of the solar VAT and duty receivable amounting to $720 for Blanket.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

39Operating segments (continued)

Major customer

Revenues from Fidelity amounted to $89,619 (2024: $47,974, 2023: 66,177) for the twelve months ended December 31, 2025 representing ounces 26,540 ounces (2024: 23,567, 2023: 35,415 ounces).

The Group has made $63,003 (2024: $111,946, 2023:80,137) of sales to AEG and $115,041 (2024: 23,098, 2023: $Nil) to Stonex Financial Limited up to December 31, 2025, representing 19,438 ounces (2024: 45,505 ounces, 2023: 41,117 ounces) and 33,097 ounces (2024: 8,845 ounces, 2023: Nil ounces) respectively. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales.

40Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2025 was $1,468 (2024: $1,179, 2023:1,290).

41Subsequent events

There were no significant subsequent events between December 31, 2025 and the date of issue of these financial statements other than included below or in the preceding notes to these consolidated financial statements.

41.1Convertible Bond

In January 2026 Convertible Senior Notes due in 2033 (the “Notes”) for an aggregate principal amount of $150 million (the “Convertible Note Offering”), including the exercise in full by the initial purchasers of their option to purchase an additional $25 million of Notes was closed.

The following is applicable to the Notes:

●	Cash interest coupon of 5.875% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning July 15, 2026.
●	Conversion price of approximately $40.51 per common share of Caledonia (the “Common Shares”), which represents a premium of approximately 25% to the last reported sale price of the Common Shares on the NYSE American on January 14, 2026, subject to customary anti-dilution adjustments.
●	The potential economic dilution upon conversions of the Notes was mitigated through the purchase of cash-settled capped call options with a cap price of approximately $56.72 (representing a premium of 75% over the last reported sale price of the Common Shares on the NYSE American on January 14, 2026). The purchase price for the capped call options was approximately $14.4 million.
●	Conversions of the Notes may be settled in Common Shares, cash, or a combination of Common Shares and cash, at Caledonia’s election. Additionally, Caledonia will have the right to redeem the Notes in certain circumstances and will be required to offer to repurchase the Notes upon the occurrence of certain events.
●	The Notes will mature on January 15, 2033 unless earlier converted, redeemed or repurchased.

Caledonia Mining Corporation Plc

Notes to the consolidated financial statements

For the year ended December 31, 2025

(in thousands of United States Dollars, unless indicated otherwise)

41Subsequent events (continued)

41.2Bond re-issuance

On February 24, 2026, Caledonia Holdings Zimbabwe (Pvt) Ltd, a wholly owned subsidiary of the Company, re-issued loan notes (“bonds”) with a principal value of $2 million to a registered institutional investor in Zimbabwe. The bonds, which had previously lapsed on the same date, carry an interest rate of 11.5% per annum, payable semi-annually, and have a tenor of three years from the date of issue. Repayment of the bonds is fully guaranteed by the Company.

41.3Share-based payments

On April 1, 2026 78,461 PUs vested and 96,388 PUs were granted to certain management and employees within the Group.

On April 1, 2026 80,773 EPUs and 2,062 ERSUs vested and 132,360 EPUs were granted to certain management and employees within the Group.

42Going concern

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

Date: April 23, 2026

CALEDONIA MINING CORPORATION PLC

	By:	/s/ Ross Jerrard
Ross Jerrard
Chief Financial Officer